Form 20-F
period 2009-12-31
Concord Medical Services Holdings Ltd
filed 2010-06-30
CIK 1472072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-34563

Concord Medical Services Holdings Limited
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)
18/F, Tower A, Global Trade Center
36 North Third Ring Road, Dongcheng District
Beijing 100013
People’s Republic of China
(Address of Principal Executive Offices)
Mr. Boxun Zhang
Telephone: (86 10) 5957-5266
Facsimile: (86 10) 5957-5252
18/F, Tower A, Global Trade Center
36 North Third Ring Road, Dongcheng District
Beijing 100013
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing three ordinary shares, par value US$0.0001 per share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
147,455,500 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.
Item 17 ☐            Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
     Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Aohua Medical, Aohua Leasing, Shanghai Medstar, CMS Hospital Management Co., Ltd., or CMS Hospital Management, and Xing Heng Feng Medical;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland.
     This annual report on Form 20-F includes our audited consolidated financial statements for the period from January 1, 2007 to October 30, 2007 (Predecessor Period), for the period from September 10, 2007 to December 31, 2007 (Successor Period) and for the years ended December 31, 2008 and 2009 (Successor Period) and as of December 31, 2007, 2008 and 2009.
     We completed our initial public offering of 12,000,000 ADSs, each representing three ordinary shares, on December 16, 2009. On December 11, 2009, we listed our ADSs on the New York Stock Exchange under the symbol “CCM”.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following tables set forth the selected consolidated financial and operating data of us and our predecessor, Our Medical Services, Ltd., or OMS, for the periods indicated. Concord Medical was incorporated on November 27, 2007. On March 7, 2008, the shareholders of Ascendium Group Limited, or Ascendium, exchanged their shares in Ascendium for shares of Concord Medical at the rate of 10 shares in Concord Medical for one share in Ascendium. As a result, Concord Medical became our ultimate holding company. Prior to that, on October 30,

2007, Ascendium had acquired 100% of the equity interest in OMS. We refer to this transaction as the OMS reorganization in this annual report. Our consolidated financial statements have been prepared as if the current corporate structure had been in existence from September 10, 2007, the date on which Ascendium was incorporated. Prior to the OMS reorganization, which became effective on October 30, 2007, OMS, together with Shenzhen Aohua Medical Services Co., Ltd., or Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of the business of our company. As a result of the OMS reorganization, there was a change in control of OMS with the Ascendium shareholders effectively acquiring OMS from the OMS shareholders. For additional information relating to our history and reorganization, see “Item 4. Information on the Company.” For financial statements reporting purposes, OMS is deemed to be the predecessor reporting entity for periods prior to October 30, 2007.
     The following selected consolidated statements of operations and other consolidated financial data for the period from January 1, 2007 to October 30, 2007 (Predecessor Period), for the period from September 10, 2007 to December 31, 2007 (Successor Period) and for the years ended December 31, 2008 and December 31, 2009 (Successor Period) (other than the income (loss) per ADS data) and the selected consolidated balance sheet data as of December 31, 2008 and 2009 (Successor Period) have been derived from our audited consolidated financial statements, which is included elsewhere in this annual report on Form 20-F. The following selected consolidated statements of operations for the year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The consolidated financial statements of each of us and our predecessor are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Predecessor		Concord Medical (Successor)
		Period from	Period from
		January 1,	September
	Year Ended	2007 to	10, 2007 to	Year Ended December 31,
	December	October 30,	December
	31, 2006	2007	31, 2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	61,440	63,082	13,001	155,061	260,162	38,114
Management services	876	4,340	982	12,677	28,739	4,210
Other, net	—	—	—	4,051	3,535	518

Total net revenues	62,316	67,422	13,983	171,789	292,436	42,842
Cost of revenues:
Lease and management services	(22,388)	(20,396)	(1,908)	(25,046)	(60,937)	(8,928)
Amortization of acquired intangibles	—	—	(2,002)	(20,497)	(26,493)	(3,881)
Management services	(24)	(20)	(4)	(54)	(131)	(19)

Total cost of revenues	(22,412)	(20,416)	(3,914)	(45,597)	(87,561)	(12,828)
Gross profit	39,904	47,006	10,069	126,192	204,875	30,014
Operating expenses:
Selling expenses	(1,267)	(1,601)	(757)	(5,497)	(7,675)	(1,124)
General and administrative expenses(1)	(15,600)	(8,467)	(57,171)	(18,869)	(29,821)	(4,369)

Operating income (loss)	23,037	36,938	(47,859)	101,826	167,379	24,521
Interest expense	(1,710)	(954)	(279)	(7,455)	(6,891)	(1,010)
Change in fair value of convertible notes	—	—	(341)	(464)	—	—
Foreign exchange loss	—	—	(4)	(325)	(213)	(31)
(Loss) gain from disposal of equipment	(469)	(1,555)	(25)	658	—	—
Interest income	68	15	—	430	948	139
Other income	—	—	—	7,734	—	—

Income (loss) before income taxes	20,926	34,444	(48,508)	102,404	161,223	23,619
Income tax (expenses) benefit	(4,097)	(15,014)	182	(23,335)	(36,396)	(5,332)

Net income (loss)	16,829	19,430	(48,326)	79,069	124,827	18,287

Accretion of Series A contingently redeemable convertible preferred shares	—	—	—	(270,343)	(30,050)	(4,402)

	Predecessor		Concord Medical (Successor)
		Period from	Period from
		January 1,	September
	Year Ended	2007 to	10, 2007 to	Year Ended December 31,
	December	October 30,	December
	31, 2006	2007	31, 2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands, except share, per share and per ADS data)
Accretion of Series B contingently redeemable convertible preferred shares	—	—	—	(304,763)	(48,359)	(7,085)
Net income (loss) attributable to ordinary shareholders	16,829	19,430	(48,326)	(496,037)	46,418	6,800

Income (loss) per share — basic and diluted(2)	0.34	0.39	(0.97)	(8.63)	0.62	0.09
Income (loss) per ADS — basic and diluted	1.02	1.17	(2.91)	(25.89)	1.86	0.27
Shares used in computation — basic and diluted(2)	50,000,000	50,000,000	50,000,000	57,481,400	74,648,779	74,648,779
ADSs used in computation — basic and diluted	16,666,667	16,666,667	16,666,667	19,160,467	24,882,926	24,882,926

(1)	Our general and administrative expenses include share-based compensation expenses related to certain share options granted in 2007 and 2009 that amounted to RMB49.5 million, RMB4.2 million and RMB1.0 million (US$0.1 million) in 2007, 2008 and 2009, respectively. We did not recognize any share-based compensation expenses in 2006.

(2)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares was increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this annual report so that share numbers, per share price and par value data are presented as if the share split had occurred from our inception.

	As of December 31,
	2006	2007	2008	2009
	RMB	RMB	RMB	RMB		US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash	606	39,792	353,991	1,037,239	(1)	151,956
Total current assets	23,333	66,135	492,978	1,252,512		183,494
Property, plant and equipment, net	231,215	54,703	349,121	573,042		83,951
Goodwill	—	259,282	300,163	300,163		43,974
Acquired intangible assets, net	—	129,998	181,838	155,345		22,758
Total assets	256,330	543,023	1,514,395	2,443,865		358,028
Long-term bank borrowings, current portion	—	—	39,840	57,487		8,422
Long-term bank borrowings, non-current portion	—	—	52,120	80,915		11,854
Series A contingently redeemable convertible preferred shares	—	—	254,358	—		—
Series B contingently redeemable convertible preferred shares	—	—	411,101	—		—
Total shareholders’ equity	134,264	394,878	565,020	2,153,748		315,526
Total liabilities and shareholders’ equity	256,330	543,023	1,514,395	2,443,865		358,028

(1)	The increase in cash as of the December 31, 2009 as compared to December 31, 2008 was primarily the results of net proceeds received from our initial public offering in December 2009.

		Concord
		Medical
	Predecessor	(Successor)
	Period from	Period from
	January 1,	September 10,
	2007 to	2007 to	Concord Medical (Successor)
	October 30,	December 31,	Year Ended December 31,
	2007	2007	2008	2009
	RMB	RMB	RMB	RMB	US$
			(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	44,593	6,103	46,774	135,883	19,908
Net cash used in investing activities (1)	(50,452)	(30,441)	(376,371)	(272,269)	(39,887)
Net cash generated from financing activities	6,020	63,225	649,494	819,846	120,107
Exchange rate effect on cash	—	138	(5,698)	(212)	(32)
Net increase in cash	161	39,025	314,199	683,248	100,096

(1)	Net cash used in investing activities in 2008 and 2009 includes acquisitions, net of cash acquired, of RMB231.5 million and RMB32.2 million (US$4.7 million), respectively.

		Concord
		Medical
	Predecessor	(Successor)
	Period from	Period from
	January 1,	September 1,
	2007 to	2007 to	Concord Medical (Successor)
	October 30,	December 31,	Year Ended December 31,
	2007	2007	2008	2009
	RMB	RMB	RMB	RMB	US$
	(in RMB thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	3,206	877	40,506	90,278	13,226
Head gamma knife systems	40,408	8,731	65,365	67,406	9,875
Body gamma knife systems	13,537	2,565	20,071	25,241	3,698
PET-CT scanners	—	—	5,241	24,196	3,545
MRI scanners	2,899	437	15,123	33,880	4,963
Others (1)	3,032	391	8,755	19,161	2,807

Total net revenues — lease and management services	63,082	13,001	155,061	260,162	38,114

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.
Exchange Rate Information
     Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on, for all dates through December 31, 2008, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2009 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 18, 2010, the noon buying rate was RMB6.8267 to US$1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
		(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
		(RMB per US$1.00)
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8305	6.8245
June (through June 18)	6.8267	6.8298	6.8322	6.8267

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors
Risks Related to Our Company
We may encounter difficulties in successfully opening new centers or renewing agreements for existing centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.
     Our growth was driven by our ability to expand our network of radiotherapy and diagnostic imaging centers by primarily entering into new agreements with top-tier hospitals in China, which are 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the MOH. The agreements that hospitals enter into with us and our competitors are typically long-term in nature with terms of up to 20 years. As a result, in any locality or at any given time, there may only be a limited number of top-tier hospitals that have not yet entered into long-term agreements with us or our competitors and with which we are able to enter into new agreements. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or PET-CT scanners, will further limit the number of top-tier hospitals that we or our competitors can enter into agreements within a given period. See “— Risks Related to Our Industry — Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.” Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Agreements with our hospital partners for three of the centers in our network, which accounted for 9.7% of our total net revenues in 2009, will expire in 2010. Some of our competitors may have greater financial resources than us, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may choose to purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors. If we are unable to compete effectively in entering into agreements with new hospital partners or to renew existing agreements on favorable terms, or at all, or if hospitals choose to purchase and manage their own medical equipment, our growth prospects could be materially and adversely affected. Finally, the development of new centers generally involves a ramp-up period during which time the operating efficiency of such centers may be lower than our established centers, which may negatively affect our profitability.

We have historically derived a significant portion of our revenues from centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.
     We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. For the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, for the year ended December 31, 2008 and 2009, net revenues derived from our top five hospital partners amounted to approximately 61.6%, 64.7%, 37.8% and 33.6% of our total net revenues, respectively. For these same periods, three, three, one and one of our hospital partners, respectively, accounted for more than 10.0% of our total net revenues, and our largest hospital partner accounted for 21.7%, 24.2%, 13.5% and 10.1% of our total net revenues during those periods, respectively. In addition, centers located in Beijing, Henan province and Guangdong province accounted for 26.1%, 11.0% and 8.0% of our total net revenues in 2008, respectively, and 21.7%, 9.9% and 8.3% of our total net revenues in 2009, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:
•	reduction in the number of patient cases at the centers located at these partner hospitals;

•	loss of key experienced medical professionals;

•	decrease in the profitability of such centers;

•	failure to maintain or renew our agreements with these hospital partners;

•	any failure of these hospital partners to pay us our contracted percentage of any such center’s revenue net of specified operating expenses;

•	any regulatory changes in the geographic areas where our hospital partners are located; or

•	any other disputes with these hospital partners.
     In addition, three of our hospital partners, including one of our top five hospital partners, accounted for 5.8% of our total accounts receivable as of December 31, 2009. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.
We conduct our business in a heavily regulated industry.
     The operation of our network of centers is subject to various laws and regulations issued by a number of government agencies at the national and local levels. Such rules and regulations relate mainly to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy and diagnostic imaging equipment, the licensing and operation of medical institutions, the licensing of medical staff and the prohibition on non-profit civilian medical institutions from entering into cooperation agreements with third parties to set up for-profit centers that are not independent legal entities. Our growth prospects may be constrained by such rules and regulations, particularly those relating to the procurement of large medical equipment. If we or our hospital partners fail to comply with such applicable laws and regulations, we could be required to make significant changes to our business and operations or suffer fines or penalties, including the potential loss of our business licenses, the suspension from use of our medical equipment, and the suspension or cessation of operations at centers in our network. In addition, many of the agreements we have entered into with our hospital partners provide for termination in the event of major government policy changes that cause the agreements to become inexecutable. Our hospital partners may invoke such termination right to our disadvantage.

We depend on our hospital partners to recruit and retain qualified doctors and other medical professionals to ensure the high quality of treatment services provided in our network of centers.
     Our success is dependent in part upon our hospital partners’ ability to recruit and retain doctors and other medical professionals and on our and our hospital partners’ ability to train and manage these medical professionals. Although we may help our hospital partners to identify and recruit suitable, qualified doctors and other medical professionals, almost all of these medical professionals are employed by our partner hospitals rather than by us. As a result, we may have little control over whether such medical professionals will continue to work in the centers in our network. In addition, there is a limited pool of qualified medical professionals with expertise and experience in radiotherapy and diagnostic imaging in China, and our hospital partners face competition for such qualified medical professionals from other public hospitals, private healthcare providers, research and academic institutions and other organizations. In the event that our hospital partners fail to recruit and retain a sufficient number of these medical professionals, the resulting shortage could adversely affect the operation of centers in our network and our growth prospects.
Any failure by our hospital partners to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could have a material adverse effect on our business and financial condition.
     Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB92.8 million (US$13.6 million) and RMB111.3 million (US$16.3 million) as of December 31, 2008 and 2009, respectively. As of December 31, 2009, approximately 10.5% of our accounts receivable reported on our consolidated balance sheet as of December 31, 2008 were still outstanding. The average turnover days of the accounts receivable in 2009 were 127 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.
We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.
     We have historically complemented our organic development of new centers through the selective acquisition of complementary businesses or assets or the formation of joint ventures, and we may continue to do so in the future. For example, we recently experienced a significant growth in our business and increase in our results of operations as a result of our acquisition of China Medstar and other businesses. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. Integration of the acquired business or assets or cooperation with the joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may prevent key members of our management from focusing on other important aspects of our business.
     In addition, we may be unable to successfully integrate or retain employees or management of the acquired businesses or assets or retain the acquired entity’s patients, suppliers or other partners. Consequently, we may not achieve the anticipated benefits of any acquisitions or joint ventures. Furthermore, future acquisitions or joint ventures could result in potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, contingent liabilities or expenses, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.
We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management agreements due to regulatory changes.
     Since the effectiveness in September 2000 of the Implementation Opinions on the Classified Management of Urban Medical Institutions, which was promulgated by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the National Development Reform Committee, or NDRC, non-profit civilian medical institutions are no longer permitted to enter into cooperation agreements or to continue to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions issued in July 2001 by the same authorities, a non-profit civilian medical institution may, if lacking sufficient funds to purchase medical equipment outright, enter into a leasing agreement pursuant to which the medical institution leases medical equipment from its partner at market rates. To comply with these regulatory changes, we have transitioned most of our cooperation agreements with non-profit civilian hospitals to lease and management agreements. However, we are still negotiating the transition of our cooperation agreements relating to 13 of our centers located at eight of our partner hospitals, which centers’ combined revenues in 2008 and 2009 constituted approximately 17.3% and 6.0% of our total net revenues during those two periods, respectively. Although neither we nor any of our hospital partners have incurred any penalties to date for continuing to operate under cooperation agreements at these centers, there can be no assurance that we will not incur penalties in the future or that we will be able to successfully negotiate the conversion of these agreements. If we are unable to successfully negotiate the conversion of our cooperation agreements with these hospitals or if government authorities decide to assess penalties against either us or our hospital partners or to suspend the operation of these centers before we are able to complete the transition, our business, financial condition and results of operation could be materially and adversely affected.
     We are not aware of any similar restriction imposed by military healthcare administrative authorities on the cooperation agreements that we have entered into with military hospitals, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public. Accordingly, we have maintained our cooperation agreements with nine military hospitals as of December 31, 2009. However, as military hospitals are also government-owned, if military hospitals are required by military healthcare administrative authorities to transition away from cooperation agreements in the future, we will have to negotiate a similar conversion of the agreements with our military hospital partners. If we are unable to successfully negotiate lease and management or other alternative agreements with our existing military hospital partners on terms not less favorable than those under our cooperation agreements, our business, financial condition and results of operation may be adversely affected.
We cannot assure you that government authorities will not interpret regulations differently from us to find that our lease and management agreements are still not in compliance with relevant regulations.
     Based on the opinion of our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we believe that our lease and management agreements with civilian public hospital partners, which terms continue to provide that our revenues from hospital-based centers are to be calculated based on contracted percentages of each center’s revenue net of specified operating expenses, are in compliance with the Implementation Opinions on the Classified Management of Urban Medical Institutions and the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions. However, we and our PRC counsel cannot assure you that the MOH or other competent authorities will not interpret these regulations differently to find that our lease and management agreements are still not in compliance with such regulations, in which instance, such authorities could, among other things, declare our lease and management agreements to be void, order our civilian hospital partners to terminate such agreements with us, order our civilian hospitals partners to suspend or cease operation of the centers governed by such agreements, suspend the use of our medical equipment, or confiscate revenues generated under the noncompliant agreements. Furthermore, we may have to change our business model which may not be successful. If any of the above were to occur, our business, financial condition and results of operation could be materially and adversely affected.

There may be corrupt practices in the healthcare industry in China, which may place us at a competitive disadvantage if our competitors engage in such practices and may harm our reputation if our hospital partners and the medical personnel who work in our centers, over whom we have limited control, engage in such practices.
     There may be corrupt practices in the healthcare industry in China. For example, in order to secure agreements with hospital partners or to increase direct sales of medical equipment or patient referrals, our competitors, other service providers or their personnel or equipment manufacturers may engage in corrupt practices in order to influence hospital personnel or other decision-makers in violation of the anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act, or the FCPA. We have adopted a policy regarding compliance with the anti-corruption laws of China and the FCPA to prevent, detect and correct such corrupt practice. However, as competition persists and intensifies in our industry, we may lose potential hospital partners, patient referrals and other opportunities to the extent that our competitors engage in such practices or other illegal activities. In addition, our partner hospitals or the doctors or other medical personnel who work in our network of centers may engage in corrupt practices without our knowledge to procure the referral of patients to centers in our network. Although our policies prohibit such practices, we have limited control over the actions of our hospital partners or over the actions of the doctors and other medical personnel who work in our network of centers since they are not employed by us. If any of them were to engage in such illegal practices with respect to patient referrals or other matters, we or the centers in our network may be subject to sanctions or fines and our reputation could be adversely affected by any negative publicity stemming from such incidents.
We are planning to establish and operate specialty cancer hospitals that will be majority owned by us and are subject to significant risks.
     As part of our growth strategy we plan to establish specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. In addition, at the Beijing Proton Medical Center, one of our planned specialty cancer hospitals, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we do not have experience in operating our own specialty cancer hospital, or in providing many of the services that we plan to offer in our specialty cancer hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as for the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our specialty cancer hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own specialty cancer hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new hospitals.
     We could also face increased exposure to liability claims at our specialty cancer hospitals, including claims for medical malpractice. We may need to obtain medical malpractice insurance and other types of insurance that we do not currently carry, each of which could increase our expenses and decrease our profitability. In addition, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of liability insurance coverage, if at all. In addition, our specialty cancer hospitals will also be required to obtain various quotas, permits and authorizations, which are currently the responsibility of our hospital partners under our existing agreements. See “— Risks Related to Our Industry — Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment” and “— Risks Related to Our Industry — We or our hospital partners may be unable to obtain various permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.”
     Finally, if our plans change for any reason or the anticipated timetable or costs of development change for our specialty cancer hospitals, our business and future prospects may be negatively impacted. There can be no assurance that the planned specialty cancer hospitals will be completed or that, if completed, they will achieve sufficient patient cases to generate positive operating margins. In addition, as our currently planned specialty cancer hospitals are to be established through joint ventures with other parties, we also may not be successful in cooperating with such joint venture partners in operating our specialty cancer hospitals. See "— Risk Factors Related to Our Business — We may not be able to effectively manage the expansion of our operations through any new acquisitions or joint ventures, which we may not be able to successfully execute.”
We rely on the doctors and other medical professionals providing services in our network of centers to make proper clinical decisions and we rely on our hospital partners to maintain proper control over the clinical aspects of the operation of our network of centers.
     We rely on the doctors and other medical professionals who work in our network to make proper clinical decisions regarding the diagnosis and treatment of their patients. Although we develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques and host seminars and conferences to facilitate consultation among doctors providing services in our network of centers, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each center and over the doctors and other medical professionals who work in such centers. Any incorrect clinical decisions on the part of doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. The centers in our network have experienced claims as to a limited number of medical disputes since they commenced operations. As of December 31, 2009, three centers in our network have agreed to pay an aggregate amount of approximately RMB100,000 (US$14,650) to settle such claims. Any expenses resulting from such liability claims are generally required to be accounted for as expenses of the relevant center, which could reduce our revenue derived from such center. We do not carry malpractice or other liability insurance at many of the centers in our network, and at those centers that do carry such insurance, it may not be sufficient to cover any potential liability that may result from such claims. For our specialty cancer hospitals that are currently under development, we will likely face direct liability claims for any such incidents.
Any failures or defects of the medical equipment in our network of centers or any failure of the medical personnel who work at the centers in our network to properly operate our medical equipment could subject us to liability claims and we may not have sufficient insurance to cover any potential liability.
     Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may contain defects or experience failures. We rely to a large degree on equipment manufacturers to provide technical training to the medical technicians who work in our network of centers on the proper operation of our complex medical systems. If such medical technicians are not properly and adequately trained by the equipment manufacturers or by us, they may misuse or ineffectively use the complex medical equipment in our network of centers. These medical technicians may also make errors in the operation of the complex medical equipment even if they are properly trained. Any medical equipment defects or failures or any failure of the medical personnel who work in the centers to properly operate the medical equipment could result in unsatisfactory treatment outcomes, patient injury or possibly death. Although the liability for any such incidents rests with the equipment manufacturers or the medical technicians, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, any expenses resulting from such liability claims may be accounted for as expenses of the center, which could reduce our revenue derived from such center. We do not carry product liability insurance at any of the centers in our network.
Any downtime for maintenance and repair of our medical equipment could lead to business interruptions that could be expensive and harmful to our reputation and to our business.
     Significant downtime associated with the maintenance and repair of medical equipment used in our network of centers would result in the inability of the centers to provide radiotherapy treatment or diagnostic imaging services to patients in a timely manner. We primarily rely on equipment manufacturers or third party service companies for maintenance and repair services. The failure of manufacturers or third party service companies to provide timely repairs on our equipment could interrupt the operation of centers in our network for extended periods of time. Such extended downtime could result in lost revenues for us and our partner hospitals, dissatisfaction on the part of patients and our partner hospitals and damage to the reputation of the centers in our network, our partner hospitals and our company.
We rely on a limited number of equipment manufacturers.
     Much of the medical equipment used in our network of centers is highly complex and is produced by a limited number of equipment manufacturers. These equipment manufacturers provide training on the proper operation of our medical equipment to the medical personnel who work in the centers in our network as well as maintenance and repair services for such equipment. Any disruption in the supply of the medical equipment or services from these manufacturers, including as a result of failure by any such manufacturers to obtain the requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture, may delay the development of new centers or negatively affect the operation of existing centers and could have a material adverse effect on our business, financial condition and results of operations.
We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.
     We have applied in the PRC for the registration of our trademark “Medstar” to protect our corporate name. As of December 31, 2009, we also owned the rights to 146 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.
     Furthermore, we cannot be certain that the equipment manufacturers from whom we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. We have in the past been subject to, and may in the future continue to be subject to, such claims by third parties. As a result, we may be named as a defendant in, or joined as a party to, any intellectual property infringement proceedings against equipment manufacturers relating to any equipment we have purchased. If a court determines that any equipment we have purchased from our equipment manufacturers infringes the intellectual property rights of any third party, we may be required to pay damages to such third party and the centers in our network may be prohibited from using such equipment, either of which could damage our reputation and have a material adverse effect on our business prospects, financial condition and results of operations. In addition, any such proceeding may also be costly to defend and may divert our management’s attention and other resources away from our business. Furthermore, the standard equipment purchase agreements that we enter into with our equipment manufacturers typically do not contain indemnification provisions for intellectual property claims. Although we have obtained specific indemnity from one equipment manufacturer for a patent infringement claim, there can be no assurance that we would be able to recover any damages, lost profits or litigation costs resulting from any intellectual property infringement claims or proceedings in which we are named as a party.
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology Co., Ltd., or Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. We are currently assessing the validity and the potential impact of the claim filed against us. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5% and 0.9% of our total net revenues in 2008 and 2009, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim.
Our business depends substantially on the continuing efforts of our executive officers and other key personnel, and our business may be severely disrupted if we lose their services.
     We depend on key members of our management team, which includes Mr. Jianyu Yang, a director and our chief executive officer and president, Dr. Zheng Cheng, a co-chairman of our board of directors and our chief operating officer, Mr. Steve Sun, a co-chairman of our board of directors and our chief financial officer, Mr. Jing Zhang, a director and our executive president, Mr. Yaw Kong Yap, a director and our financial controller, and Mr. Boxun Zhang, our corporate vice president, as well as other key personnel for the continued growth of our business. The loss of any of these members of our management team or other key employees could delay the implementation of our business strategy and adversely affect our operations. Our future success will also depend in large part on our continued ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. Although none of the key members of our management team is nearing retirement age in the near future and we are not aware of any key members of our management team or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, we do not maintain key employee insurance. We have entered into employment agreements and confidentiality agreements with all of the key members of our management team and other key personnel. However, if any disputes arise between any of our key members of our management team or other key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all key members of our management team and other key personnel reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
Our reported earnings could decline if we recognize impairment losses on intangible assets and goodwill relating to the OMS reorganization and other acquisitions.
     As a result of the OMS reorganization in October 2007 and our acquisitions of China Medstar and other businesses in 2008, we have recorded goodwill as well as certain acquired intangibles, which intangibles are amortized over their respective estimated useful lives. In addition, we may continue to selectively acquire complementary businesses in the future that may result in increases in recorded goodwill and acquired intangibles. Such goodwill is tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would require more frequent assessments. Examples of such events or circumstances include, but are not limited to, a significant adverse change in the legal or business climate, an adverse regulatory action or unanticipated competition. In the future, we could recognize impairment losses on the intangible assets and goodwill, which could result in a charge to our reported results of operations and cause our reported earnings to decline.
We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.
     We do not have insurance for six units of our medical equipment, which are electroencephalography and thermotherapy equipment from which centers we derived less than 1.0% of our total revenues in each of 2008 and 2009. Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could have an adverse effect on our financial condition and results of operation. In addition, the operations in our network of centers may be particularly vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers. Also, we do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.
Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.
     Most of the radiotherapy and diagnostic imaging equipment in our network of centers, including gamma knife systems, proton beam therapy systems, linear accelerators and PET-CT systems, contain radioactive materials or emit radiation during operation. Radiation and radioactive materials are extremely hazardous unless properly managed and contained. Any accident or malfunction that results in radiation contamination could cause significant harm to human beings and could subject us to significant legal expenses and result in harm to our reputation. Although equipment manufacturers and our hospital partners and their staff may bear some or all of the liability and costs associated with any accidents or malfunctions, if we are found to be liable in any way we may also face severe fines, legal reparations and possible suspension of our operating permits, all of which could have a material and adverse effect on our business, results of operations and financial condition. Also, certain of our medical equipment require the periodic replacement of their radioactive source materials. We do not directly oversee the handling of radioactive materials during the replacement or reloading process or during the disposal process, and any failure on the part of our hospital partners to handle or dispose of such radioactive materials in accordance with PRC laws and regulations may have an adverse effect on the operation of such centers.
Any change in the regulations governing the use of medical data in China, which are still in development, could adversely affect our ability to use our medical data and could potentially subject us to liability for our past use of such medical data.
     The centers in our network collect and store medical data from radiotherapy treatments for purposes of analysis, use in training doctors providing services in our network and improving the effectiveness of the treatments provided in our network of centers. In addition, doctors in our network utilize such medical data to conduct clinical research. We do not make any such medical data public and only keep such medical data for our internal use and for research purposes by doctors upon the approval of our medical affairs department and our hospital partners. Chinese regulations governing the use of such medical data are still in development but currently do not impose any restrictions on the internal use of such data by us as long as we have the permission of our hospital partners who have ownership of such data. Any change in the regulations governing the use of such medical data could adversely affect our ability to use such medical data and could subject us to liability for past use of such data, either of which could have a material adverse effect on our business, operations and financial results.
Our directors, executive officers and significant shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
     As of the date of this annual report, our directors, executive officers and significant shareholders beneficially owned approximately 44.9% of our outstanding share capital. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
     Our third amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.
We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.
     Prior to the listing of our ADSs, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the year ended December 31, 2009, our independent registered public accounting firm communicated to us two material weaknesses and certain significant and other deficiencies in our internal control procedures, which could adversely affect our ability to initiate, authorize, record, process and report financial data reliably in accordance with U.S. GAAP. As a result, there is more than a remote likelihood that a more than inconsequential misstatement of our consolidated financial statements will not be prevented or detected. Specifically, the material weaknesses identified were (i) related to us not having a sufficient number of professionals in our financial accounting and reporting group with the requisite knowledge of U.S. GAAP and SEC reporting requirements and (ii) the significant amount of advances made to hospitals held and disbursed by employees without evidence of a formal review of the details of such disbursement in advance as to the use of such monies. The significant deficiencies identified consist of (i) a lack of a formalized and timely assessment process for its accounts receivable, (ii) a lack of formal documentation for cash advances to certain of our customer hospitals or suppliers, (iii) a lack of documentation of our growing business investments with Chang’an Hospital and the assessment of how each of the historical contractual arrangements will be affected by subsequent follow-on arrangements, (iv) a lack of a formal policy requiring management to keep formal documentation of the feasibility and profitability assessment of each project, (v) a lack of standard control policies and procedures in connection with the drafting, approval and management of our business contracts, and (vi) a lack of a formal control policy requiring management to develop and retain supporting documents for service rendered. We are in the process of remediating such material weakness and significant and other deficiencies. However, the remedial measures that we have taken or intend to take may not fully address such material weakness and significant and other deficiencies, and additional material weakness and significant and other deficiencies, in our internal control over financial reporting may be identified in the future.
     We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, which require that we include a management assessment of, and a report by our independent registered public accounting firm on, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our fiscal year ending December 31, 2010. During the assessment process that we will undertake for compliance with Section 404, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting that we may not be able to remediate in time to meet the deadline imposed by Section 404, and our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal controls over financial reporting is not effective and may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Our failure to establish and maintain effective internal control over financial reporting could increase the risk of material misstatements in our financial statements and cause failure to meet our financial and other reporting obligations, which would likely cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs.
     In addition, unlike most companies, our internal controls over financial reporting will need to be designed to cover a significant number of our hospital partners located in cities throughout China due to the fact that we are heavily dependent on timely and accurate receipt of key financial information from our hospital partners so we can complete our financial reporting process. We may identify control deficiencies as a result of the assessment process that we will undertake to comply with Section 404, including but not limited to internal audit resources and formalized and documented closing and reporting processes. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404 but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.
We may require additional funding to finance our operations, which financing may not be available on terms acceptable to us or at all, and if we are able to raise funds, the value of your investment in us may be negatively impacted.
     Our business operations may require expenditures that exceed our available capital resources. To the extent that our funding requirements exceed our financial resources, we will be required to seek additional financing or to defer planned expenditures. There can be no assurance that we can obtain these bank loans or additional funds on terms acceptable to us, or at all. In addition, our ability to raise additional funds in the future is subject to a variety of uncertainties, including, but not limited to:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising and debt financing activities; and

•	economic, political and other conditions in China and elsewhere.
     Furthermore, if we raise additional funds through equity or equity-linked financings, your equity interest in our company may be diluted. Alternatively, if we raise additional funds by incurring debt obligations, we may be subject to various covenants under the relevant debt instruments that may, among other things, restrict our ability to pay dividends or obtain additional financing. Servicing such debt obligations could also be burdensome to our operations. If we fail to service such debt obligations or are unable to comply with any of these covenants, we could be in default under such debt obligations and our liquidity and financial condition could be materially and adversely affected.
We have granted security interests over certain of our medical equipment in order to secure bank borrowings. Any failure to satisfy our obligations under such borrowings could lead to the forced sale of such equipment.
     In order to secure bank loans in an aggregate amount of RMB112.8 million (US$16.5 million) and RMB149.9 million (US$22.0 million) as of December 31, 2008 and 2009, respectively, we have granted security interests in equipment with a net carrying value of RMB81.6 million (US$12.0 million) and RMB155.8 million (US$22.8 million), respectively, representing 23.4% and 27.2% of the net value of our net property, plant and equipment of RMB349.1 million (US$51.1 million) and RMB573.0 million (US$84.0 million) as of December 31, 2008 and 2009, respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.
Our business may be adversely affected by fluctuations in the value of the Renminbi as a significant portion of our capital expenditures relates to the purchase of medical equipment priced in U.S. dollars.
     A significant portion of our capital expenditures relates to the purchase of radiotherapy and diagnostic imaging equipment from manufacturers outside of China. As the price of such equipment is denominated almost exclusively in U.S. dollars, any depreciation in the value of the Renminbi against the U.S. dollar could cause a significant increase our capital expenditures, reduce the profitability of our network of centers and have a material and adverse effect on our business, results of operations and financial condition.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.
We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009. We are required to account for share-based compensation in accordance with ASC 718-10, Compensation-Stock Compensation, Overall (formerly referenced as Financial Accounting Standards Board, or FASB, Statement No. 123(R), Share-Based Payment), which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009, we granted options to purchase an aggregate of 4,765,800 ordinary shares under our 2008 share incentive plan, of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors, and the remainder to other employees. We also granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of approximately RMB49.5 million for the period from September 10, 2007 to December 31, 2007, RMB4.2 million (US$0.6 million) in 2008 and RMB1.0 million (US$0.1 million) in 2009 related to such options. Our share-based compensation has resulted in us incurring a net loss for the period from September 10, 2007 to December 31, 2007 of RMB48.3 million. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
     Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.
You may have difficulty enforcing judgments obtained against us.
     We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We are exempt from certain corporate governance requirements of the New York Stock Exchange.
     We are exempt from certain corporate governance requirements of the New York Stock Exchange, or the NYSE, by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:
•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members in our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.
     We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have established a compensation committee, will seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans and have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders.
     We believe that we were not a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences — Passive Foreign Investment Company.”
Risks Related to Our Industry
Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.
     The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the MOH, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the MOH or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations issued by the MOH stipulate that from 2007 to 2010, the issuance of procurement licenses for no more than 60 head gamma knife systems shall be approved nationwide. Of these 60 systems, 37 have already been allocated as of the date of this annual report, out of which four have been allocated to our hospital partners. In addition, procurement regulations issued by the MOH stipulate that from 2008 to 2010, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 38 and by the end of 2010 the total number of PET-CT systems in China can not exceed 110. Such procurement plan was subsequently amended and after consultation with the MOH, by the end of 2010, the total number of PET-CT systems in China can not exceed 110 after such modification. Out of the total number of PET-CT system quota that are available by the end of 2010, 41 have already been allocated as of the date of this annual report and none has been allocated to our hospital partners since all of our partner hospitals where our PET-CT scanners are located are military hospitals as of the date of this annual report. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although we do not expect the current number of procurement licenses available to have a significant impact on our existing expansion plan until the end of 2010, any unexpected change as to the number of procurement licenses currently available as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners to obtain such licenses as expected, could all adversely affect our existing expansion plan resulting in a material and adverse effect on our business, financial condition and results of operations. In addition, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future may affect our expansion plan after 2010, which could have a material adverse effect on our future prospects.
     In addition, for most of the medical equipment that we intend to install and operate in our specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the MOH or provincial level healthcare administrative authorities. Such licenses might not be obtained in a timely manner or at all, which could delay or prevent the opening of our specialty cancer hospitals, and could have a material adverse effect on our growth strategy and results of operations. See “— Risks Related to Our Business — We are planning to establish and operate specialty cancer hospitals that are majority owned by us and are subject to significant risks.”

Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.
     The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained in lieu thereof. As of the date of this annual report, of the 78 units of medical equipment in the centers in our network that are subject to large medical equipment procurement quota requirements, 46 were issued with a procurement license, three were issued with an interim procurement permit subsequent to the implementation of the quota requirement, 21 were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and eight, which accounted for approximately 8.4% and 7.1% of our total net revenues in 2008 and 2009, respectively, have not yet been issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last 29 centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.
     Based on the opinion of our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we believe that the 21 units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These 21 units of equipment accounted for approximately 28.6% and 19.1% of our total net revenues in 2008 and 2009, respectively. In addition, for the three units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.
Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.
     Centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the MOH. These price ceilings can be adjusted by those authorities downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services provided across our network of centers have remained stable since 2007. The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, who in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the MOH and the Ministry of Human Resources and Social Security, or the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. If the examination or treatment fees for the services provided by the centers in our network are reduced by the government under these or other policies, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially and adversely affected.
Our business may be harmed by technological and therapeutic changes or by shifts in doctors’ or patients’ preferences for alternative treatments.
     The treatment of cancer patients is subject to potentially revolutionary technological and therapeutic changes. Future technological developments could render our equipment and the services provided in our network of centers obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other cancer treatment methods, such as chemotherapy, surgery, biological therapy, or in cancer prevention techniques, which could reduce demand or even eliminate the need for the radiotherapy services that we provide. Also, patients and doctors may choose alternative cancer therapies over radiotherapy due to any number of reasons. Any shifts in doctors’ or patients’ preferences for other cancer therapies over radiotherapy may have a material adverse effect on our business, financial condition and results of operations.
The technology used in some of our radiotherapy equipment, particularly our body gamma knife and our proton beam therapy system, has been in use for a limited period of time and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use.
     The technology in some of our radiotherapy equipment, particularly the body gamma knife system and the proton beam therapy system, has been in use for a limited period of time, and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use. As a result, such technology may not continue to gain acceptance by doctors and patients in China or may lose any acceptance such technology has previously gained if negative information were to emerge concerning their effectiveness or safety. As our agreements with manufacturers do not directly address such contingencies, we cannot assure you that equipment manufacturers would allow us to return their equipment or to otherwise reimburse us for any losses that we may suffer under all such circumstances. Since each unit of our medical equipment represents a significant investment, any of the foregoing could have a material adverse effect on our business, financial condition and results of operation.
Our business may be adversely affected by impending healthcare reforms in China.
     In January 2009, the Chinese government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March, 2009, the Chinese government published the healthcare reform plan for 2009 to 2010, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The published healthcare reform plan also called for additional government spending on healthcare over the next three years of RMB850.0 billion to support the reform plan. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the MOH and the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. Although many details related to the implementation of the healthcare reform plan are not yet clear, the implementation of any policy that reduces examination or treatment fees for large medical equipment or provides more funding for hospitals to purchase their own equipment may have a material and adverse effect on our business, financial condition and results of operations.
     Some details of the implementation of the healthcare reform that have been published, including a policy drafted jointly by five ministries, including the Ministry of Finance, NDRC and MOH, providing general principles and guidelines for government subsidies and investments in the public healthcare system, a policy statement allowing doctors to practice in up to three hospital within the same province, and the release of a list of 307 essential drugs whose prices are subject to central government guidelines and provincial government tenders. The distribution of these drugs is expected to encompass all government-owned healthcare facilities by 2020. In addition, the government has implemented a pilot plan as to the new rural healthcare insurance program whereby patients are required to pay hospitals only a portion of their medical expenses upfront and hospitals are required to seek payment of the balance from the government. Any resulting disputes or late or delinquent reimbursement payments may affect the collection of revenue at our network of centers and could increase our accounts receivables days. On February 11, 2010, the MOH, the State Commission Office for Public Sector Reform, the NDRC, the Ministry of Finance and the MHRSS jointly issued the Guidance of Pilots of Public Hospital Reform, or the Public Hospital Reform Guidance, which provides the general plan and policy of public hospital reforms that encourages private capital to invest in the medical service industry. Hospitals may take measures through cooperation, management and reorganization to promote the rational distribution of medical resources. The Public Hospital Reform Guidance may result in an increase competition as hospitals receive more private capital to finance the construction and operation of their own radiotherapy and diagnostic imaging center. In addition, the PRC government also calls for the reduction of the examination or treatment fees for large medical equipment in the Public Hospital Reform Guidance which may adversely affect our business, financial condition and results of operations. See “— Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”
We or our hospital partners may be unable to obtain various permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.
     For our hospital-based centers, our hospital partners are required to obtain a radiation safety permit from the Ministry of Environmental Protection, or MEP, and a radiotherapy permit from the competent healthcare administrative authorities in order to operate the medical equipment in our network of centers that contains radioactive materials or emit radiation during operation. Our hospital partners are also required to obtain a radiation worker permit from the competent provincial healthcare administrative authorities for each medical technician who operates such equipment. Any failure on the part of our hospital partners to obtain approvals or renewals of these permits from the MEP or the competent healthcare administrative authorities could delay the installation, or interrupt the operation, of our medical equipment, either of which could have a material adverse effect on our business, financial condition and results of operation.
     Each of our planned specialty cancer hospitals that will be majority owned by us will be required to obtain a radiation safety permit from the MEP and a radiotherapy permit as well as a medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our specialty cancer hospitals, which could have a material adverse effect on our business, financial condition and results of operation. For more information on risks related to our planned specialty cancer hospitals, see “— Risks Related to Our Business — We are planning to establish and operate specialty cancer hospitals that are majority owned by us and are subject to significant risks.”
If the government and public insurers in the PRC do not continue to provide sufficient coverage and reimbursement for the radiotherapy and diagnostic imaging services provided by our network of centers, our revenues could be adversely affected.
     Although self payments account for a high percentage of total medical expenses in China, approximately 20.4% of total medical expenses were sourced from direct payments by the government and approximately 34.5% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2007, according to the MOH. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003. The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country, but the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If the national or provincial authorities in China decide to reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy and our business, financial condition and results of operation could be materially and adversely affected.
Risks Related to Doing Business in China
Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.
     All of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:
•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.
     While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
     The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

     Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.
Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
     The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.
The M&A rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
     The M&A rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.
     In 2005, the State Administration of Foreign Exchange, or the SAFE issued a number of rules regarding offshore investments by PRC residents. The currently effective rule, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Circular No. 75, was issued on October 21, 2005 and further clarified by Circular No. 106 issued by the SAFE on May 29, 2007. SAFE Circular No. 75 requires PRC residents to register with and receive approvals from the SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company that is controlled by PRC residents, we are affected by the registration requirements imposed by SAFE Circular No. 75. Also, any failure by our shareholders who are PRC residents to comply with SAFE Circular No. 75, or change in SAFE policy and regulations in respect of SAFE Circular No. 75, could adversely affect us in a variety of ways. SAFE Circular No. 75 provides, among other things, that prior to establishing or assuming control of an offshore company for the purpose of transferring to that offshore company assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is an ultimate controller of the offshore company must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his or her SAFE registration under certain circumstances, including upon any further transfer of equity interests in, or assets of, an onshore enterprise to the offshore company as well as any material change in the capital of the offshore company, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. The registration and filing procedures under SAFE rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. SAFE Circular No. 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. The failure or inability of a PRC resident shareholder to receive any required approvals or make any required registrations could subject the PRC subsidiary to fines and legal sanctions, restrict the offshore company’s additional investments in the PRC subsidiary, or limit the PRC subsidiary’s ability to make distributions or pay dividends offshore. Due in part to the uncertainties relating to the interpretation and implementation of SAFE Circular No. 75, its effect on companies such as ours is difficult to predict.
     Currently, several of our shareholders who are residents in the PRC and are subject to the above registration or amendment of registration requirements have applied to SAFE’s local branches to make the required make-up SAFE registration with respect to their existing investments in our company. Because of the current suspension of acceptance of such make-up registration by the SAFE authorities due to reportedly forthcoming new SAFE regulations, such shareholders’ applications are still pending. We cannot assure you that these shareholders’ pending applications will eventually be approved by the authorities. Furthermore, there may be additional PRC shareholders, whose identities we may not be aware of and whose actions we do not control, who are not in compliance with the registration procedures set forth in SAFE Circular No. 75. If the SAFE determines that any of our PRC shareholders failed to make filings that they should have made with respect to any of our offshore entities, we could be subject to fines and legal penalties, or the SAFE could impose restrictions on our foreign exchange activities, including the payment of dividends and other distributions to us or our affiliates and our PRC subsidiaries’ ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries.
     In utilizing the proceeds from our initial public offering in December 2009 or from any further offerings, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.
     We may also decide to finance our PRC subsidiaries through capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.
     We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.
     Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if our PRC subsidiaries borrow foreign currency from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE or its local counterpart. In practice, it could be time-consuming to complete such SAFE registration process.
     If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.
     We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.
Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.
     The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the Bank of China, against which it can rise or fall by as much as 0.3% each day.
     There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the

U.S. dollar. In addition, as we rely entirely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars that we receive from a future offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.
The increase in the PRC enterprise income tax and the discontinuation of the preferential tax treatment currently available to us could, in each case, result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.
     Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. There were various preferential tax treatments promulgated by national tax authorities that were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities may allow enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatments according to local preferential tax policy. For example, Shanghai Medstar was entitled to a reduced enterprise income tax rate of 15% before January 1, 2008 due to its status as a foreign-invested manufacturing enterprise registered in the Shanghai Waigaoqiao free trade zone.
     The PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted in accordance with the then prevailing tax laws and regulations prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2009, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 20% that is scheduled to increase to 22% in 2010, 24% in 2011 and 25% in 2012. We cannot assure you that the preferential income tax rates that we enjoy will not be phased out at a faster rate or will not be discontinued altogether, either of which could result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.
     Also, the reduced enterprise income tax rate of 15%, as described above, that our subsidiary Shanghai Medstar enjoyed before January 1, 2008, for which only foreign-invested manufacturing enterprises registered in the Shanghai Waigaoqiao free trade zone were eligible, was granted based on Shanghai tax authorities’ local preferential tax policy. It is uncertain whether the transitional tax rates under the EIT Law would apply to companies that enjoyed a preferential reduced tax rate of 15% under a local preferential tax policy. If Shanghai Medstar cannot enjoy the such transitional tax rates under the EIT Law, it will be subject to the standard enterprise income tax rate, which is currently 25%, and our income tax expenses would increase, which would have a material adverse effect on our net income and results of operation. In addition, under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior incorrect advice from relevant tax authorities, the taxpayer may still be required to retroactively pay the full amount of unpaid tax within three years of such determination, although the taxpayer would not be subject to any penalty or late payment fee. If we are required to make such retroactive tax payments due to the retroactive cancellation of Shanghai Medstar’s preferential reduced enterprise income tax rate of 15%, our financial condition and results of operation could be materially and adversely affected.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
     We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
     In addition, under the EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
     The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.
     According to the Double Taxation Arrangement (Hong Kong), Notice 112 and Notice 601, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Thus, as Cyber Medical Network Limited, or Cyber Medical, is a Hong Kong company and owns 100% of CMS Hospital Management, under the aforementioned arrangement dividends paid to us through Cyber Medical by CMS Hospital Management may be subject to the 5% income tax if we and Cyber Medical are considered as “non-resident enterprises” under the EIT Law and Cyber Medical is considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If Cyber Medical is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to normal withholding income tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

     The British Virgin Islands, where OMS, the direct holding company of Aohua Medical and Aohua Leasing, is incorporated, does not have a tax treaty with the PRC. Thus, if OMS is considered a “non-resident enterprise” under the EIT law, the 10% withholding tax would be imposed on our dividend income received from Aohua Medical and Aohua Leasing.
We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.
     The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.
Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
     Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC tax. If we are considered a PRC “resident enterprise,” then any dividends paid to our overseas shareholders or ADS holders that are “non-resident enterprises” may be regarded as being derived from PRC sources and, as a result, would be subject to PRC withholding tax at a rate of 10%. In addition, if we are considered a PRC “resident enterprise,” non-resident enterprise shareholders of our ordinary shares or ADSs may be eligible for the benefits of income tax treaties entered into between China and other countries. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.
     Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not determine that we have not been in compliance with certain laws or regulations.
We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.
     Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province experienced a strong earthquake, measuring approximately 8.0 on the Richter scale, that caused widespread damage and casualties. In addition, as our network of radiotherapy and diagnostic imaging centers are located in hospitals across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and has spread to other countries, including China. If the outbreak of swine flu were to become widespread in China or increase in severity, it could have an adverse effect on economic activity in China, and our business and operations could be adversely affected. Any future natural disasters or health epidemics in the PRC could also have a material adverse effect on our business and results of operations.
Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs may be volatile.
     The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of the services provided in our network of centers or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical services companies;

•	addition or departure of our senior management and other key personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
     Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2009, we had 147,455,500 ordinary shares outstanding, including 36,000,000 ordinary shares represented by 12,000,000 ADSs that were sold in our initial public offering in December 2009. Sales of our ordinary shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.
     In addition, certain of our shareholders or their transferees and assignees have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
     Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.
You may be subject to limitations on transfers of your ADSs.
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems is expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
     We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
     In addition, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
ITEM 4. INFORMATION ON THE COMPANY
A.	History and Development of the Company
     Concord Medical Services Holdings Limited, or Concord Medical, was incorporated in the Cayman Islands on November 27, 2007 and became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited, or Ascendium, a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in Our Medical Services, Ltd., or OMS, resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Services Co., Ltd., or Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business.
     Aohua Medical was incorporated by OMS on July 23, 1997 and OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interest in Aohua Medical. The other 10% of Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd., or Aohua Leasing. The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we do not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position.
     On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interest in China Medstar together with its wholly owned PRC subsidiary, Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). China Medstar, through its then subsidiary Shanghai Medstar, engaged in the provision of medical equipment leasing and management services to hospitals in the PRC. On March 1, 2009, 100% of the equity interest in Shanghai Medstar was transferred from China Medstar to Ascendium. On August 17, 2009, the registration for such transfer was completed.
     On October 28, 2008, we acquired control of Beijing Xing Heng Feng Medical Technology Co., Ltd., or Xing Heng Feng Medical, through our subsidiaries Aohua Leasing and CMS Hospital Management Co., Ltd., or CMS Hospital Management, by acquiring 100% of its equity interest, which corresponded to its then paid-in registered capital. We paid total consideration of approximately RMB35.0 million (US$5.1 million) for this acquisition.
     We currently conduct substantially all of our operations through the following subsidiaries in the PRC:
•	Shenzhen Aohua Medical Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic center management services to hospitals in the PRC;

•	Shenzhen Aohua Medical Leasing and Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Medstar (Shanghai) Leasing Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the sale of medical equipment and the provision of radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	CMS Hospital Management Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC; and

•	Beijing Xing Heng Feng Medical Technology Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC.
     On December 11, 2009, our ADSs were listed on the New York Stock Exchange.
     Our principal executive offices are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands KY1-1112. Our website is www.cmsholdings.com. The information contained on our website is not a part of this annual report.
     We had capital expenditures of RMB65.9 million, RMB31.6 million and RMB228.7 million (US$33.5 million) for the years ended December 31, 2007, 2008 and 2009, respectively. Our capital expenditures were related primarily to the purchase of medical equipment and the acquisition of assets from third parties, including the purchase in 2009 from Chang’an Hospital six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we managed under service-only agreements with Chang’an Hospital for the total consideration of approximately RMB72.7 million (US$10.6 million). Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We estimate that our expected aggregate capital expenditures in 2010 will be approximately RMB400 million (US$58.6 million) to RMB450 million (US$65.9 million), which we will use mainly for the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the purchase of medical equipment and for the establishment of our specialty cancer hospitals. We expect such capital expenditure to be funded by proceeds raised from our initial public offering, our operating cash flow and bank loans.
B.	Business Overview
Overview
     We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us that compared our pro forma revenues against the revenues of our competitors in 2008 and our number of centers and units of equipment against those of our competitors as of the end of 2008. As of December 31, 2009, our network comprised 88 centers based in 57 hospitals, spanning 36 cities across 21 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health, or the MOH. Cancer was the leading cause of death in China in 2008 according to the MOH, and there is a relatively low penetration of radiotherapy and diagnostic imaging equipment compared to developed countries. We believe that our leading network and our experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.
     Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, positron emission tomography-computed tomography scanner, or PET-CT scanner, or magnetic resonance imaging scanner, or MRI scanner. We provide clinical support services to doctors who work in the centers in our network, which include developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. In addition, we help recruit and determine the compensation of doctors and other medical personnel in our network and are typically in charge of most of the non-clinical aspects of the centers’ daily operations, including marketing, training and administrative duties. Our hospital partners are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of the doctors in accordance with regulations.
     We believe that our success is largely due to the high quality clinical care provided at our network of centers and our market-oriented management culture and practices. Many of the doctors who work in our network have extensive clinical experience in radiotherapy, some of whom are recognized as leading experts in radiation oncology in China. We enhance the quality of clinical care in our network through established training of, and on-going clinical education for, doctors in our network. We believe that our market-oriented management culture and practices allow us to manage centers more efficiently and offer more consistent and better patient services than our competitors. We believe that our success has given us a strong reputation within the medical community, which in turn gives us a competitive advantage in gaining patient referrals and establishing new centers.
     To complement our organic growth, we have also selectively acquired businesses to expand our network. In July 2008, we acquired China Medstar Pte. Ltd., or China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange, or the AIM, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China.
     To further enhance our reputation and to employ high quality doctors, we plan to establish and operate specialty cancer hospitals in China. We intend for our specialty cancer hospitals to be centers of excellence. We have entered into an agreement in April 2010 to establish our first specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital, which is expected to commence operation in 2012. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use.
     Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases of existing centers and acquisitions. We have increased the number of centers in our network from 41 at the end of 2007 to 72 as of December 31, 2008 and to 88 as of December 31, 2009. Our total net revenues were RMB67.4 million, RMB14.0 million, RMB171.8 million and RMB292.4 million (US$42.8 million) for the period from January 1, 2007 to October 30, 2007 (Predecessor Period), the period from September 10, 2007 to December 31, 2007 (Successor Period) and for the year ended December 31, 2008 and 2009 (Successor Period), respectively. Our total net revenues increased for the year ended 2009 compared to 2008 primarily due to (i) an increase in the number of patient cases from existing centers and an increase in the number of centers in our network and (ii) consolidation of China Medstar’s revenues for the whole of 2009 as compared to for the last five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008. For periods prior to October 30, 2007, our predecessor is deemed the reporting entity for financial reporting purposes as a result of our reorganization. We report the financial statements of our successor entity from September 10, 2007, the date of inception of our successor entity. For additional information relating to our history and reorganization and our financial presentation, see “— History and Development of the Company,” “— Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”
Our Network of Centers and Specialty Cancer Hospitals
     As of December 31, 2009, we operated an extensive network of 88 centers based in 57 hospitals, spanning 36 cities across 21 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the MOH. Our network includes 78 radiotherapy and diagnostic imaging centers and 10 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.
     In addition to our network of centers, we plan to establish and operate specialty cancer hospitals that will be majority owned by us. We have entered into an agreement in April 2010 to establish the Chang’an CMS International Cancer Center in Xi’an, Shaanxi Province. We are also currently sin the process of establishing the Beijing Proton Medical Center in Beijing.
Our Arrangements with Hospital Partners
     Lease and Management Services Arrangements
     As of December 31, 2009, we had 85 centers that were established under lease and management services arrangements. We typically establish such centers with civilian hospitals by entering into a lease agreement and a management agreement. Centers at military hospitals, which are regulated by the military but most of which are otherwise the same as other government-owned hospitals open to the public, are typically established under a cooperation agreement. The reason for the two different contractual structures is to comply with the different regulations governing civilian and military hospitals in China. See “Item 4. Information on the Company — B. Business Overview — Regulation of Our Industry — Regulation of Medical Institutions — Restrictions on Cooperation Agreements.”
     Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in the centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from six to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in some instances, are fixed for the duration of the arrangement. The specified operating expenses of centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses.
     Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of five centers in our network with our hospital partners primarily due to the unsatisfactory performances of the centers located in these hospitals. Excluding acquired centers, as of December 31, 2009, we entered into agreements with hospital partners to establish 62 new centers since the beginning of 2007 all of which remain in force. 24 of such centers are already in operation.
     Service-Only Arrangements
     From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2009, we had such agreements for three centers. Unlike the centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the centers established under service-only agreements. Rather, we only manage such centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.
     As part of our arrangement to establish our first specialty cancer hospital, Chang’an CMS International Cancer Center, we entered into service-only agreements with a general hospital in Xi’an, Chang’an Hospital Co., Ltd., or Chang’an Hospital, in 2008 to provide management services to Chang’an Hospital and also the six radiotherapy and diagnostic imaging centers located in such hospital. We receive a management fee from the Chang’an Hospital that is equal to a percentage of its total revenues. For additional information, see “— Specialty Cancer Hospitals.” In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million (US$10.6 million) all of which was paid as of December 31, 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five centers in which these six units of equipment are located.
Specialty Cancer Hospitals
     We are currently in the process of establishing specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. We intend for these specialty cancer hospitals to provide a complete and coordinated treatment program for cancer patients. We intend for these hospitals to be centers of excellence in our network providing cancer treatments to patients using the latest radiotherapy technology in China. Typically, in China the various specialist doctors such as surgeons, radiation oncologists or medical oncologists who provide care to a given cancer patient do not collaborate. We believe that the quality of cancer treatment will be greatly improved at our specialty cancer hospitals, because we will employ and manage the various specialist doctors directly and thereby promote the appropriate coordination of their services for the benefit of cancer patients. We believe that these hospitals will play an important role in further strengthening our reputation as the leading provider of radiotherapy services in China and developing our corporate brand. These specialty cancer hospitals will be majority owned and operated by us. We will purchase all of the medical equipment for these hospitals and will employ and manage all of the personnel, including doctors, nurses, medical technicians and administrative personnel. The specialty cancer hospitals will be licensed as for-profit hospitals in China and will be subject to the relevant PRC laws and regulations and permits requirements. As for-profit hospitals, the medical service fees of our specialty cancer hospitals will not be subject to price controls but will be subject to certain taxes not applicable to non-profit hospitals. We plan to fund the development of our specialty cancer hospitals with proceeds raised from our initial public offering and with bank loans.
     Chang’an CMS International Cancer Center
     We entered into a framework agreement and a supplemental agreement with Chang’an Hospital, a private hospital serving the northeastern region of China, and Xi’an Century Friendship Medical Technology R&D Co., Ltd., or Xi’an Century Friendship, a subsidiary of Chang’an Hospital, to establish a specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province. Chang’an Hospital is controlled by

Chang’an Information Industry (Group) Co., Ltd., or Chang’an Information Industry, a China-based conglomerate engaged in information technology, real estate and the medical industries. The Chang’an CMS International Cancer Center is expected to have a gross floor area of approximately 12,000 square meters with over 300 licensed patient beds. The Chang’an CMS International Cancer Center is expected to provide treatments for a wide range of tumor types using a variety of radiotherapy equipment as well as chemotherapy and surgery. Due to the treatment methods used, many patients visiting the Chang’an CMS International Cancer Center are expected to require hospitalization. Initially, the hospital will have a MM50 intensity-modulated radiation therapy system, a Novalis intensity-modulated radiation therapy system and PET-CT, MRI and CT scanners. We expect the hospital to initially employ about 500 employees, including over 300 doctors and other medical professionals.
     Under the framework agreement, Xi’an Century Friendship will establish a wholly owned subsidiary to be tentatively named “Chang’an Huaxiang Medical Services Co., Ltd.” or “Chang’an CMS Medical Services Co., Ltd.” and will transfer all land and properties in connection with establishing the specialty cancer hospital to such subsidiary. Thereafter, such subsidiary will change its name to the Chang’an CMS International Cancer Center. The framework agreement contemplates that we will acquire equity interest in Chang’an CMS International Cancer Center for a consideration of RMB34.8 million (US$5.1 million). However, prior to the purchase of such equity interest, the Chang’an CMS International Cancer Center must first be established and a subsequent share transfer agreement will need to be entered into. Chang’an CMS International Cancer Center will then increase its registered capital and we and Xi’an Century Friendship will contribute other properties, such as equipment, land or cash, to subscribe for such increased capital. As a result, we will own approximately 52.0% and Xi’an Century Friendship will own approximately 48.0% of the equity interest in Chang’an CMS International Cancer Center. We are required under the framework agreement to pay a deposit of RMB15.0 million (US$2.2 million) to Xi’an Century Friendship. Such deposit can be later converted as contribution to subscribe for the additional increase in registered capital in Chang’an CMS International Cancer Center. A supplemental agreement to the framework agreement was subsequently entered into where Xi’an Century Friendship transferred its rights and obligations under the framework agreement and any other agreements contemplated under the framework agreement to its subsidiary that will be tentatively named “Xi’an Wanjie Huaxiang Medical Investment Co., Ltd.”, or what was eventually established as Wanjie Huaxiang Medical Technology Development Co., Ltd., or Wanjie Huaxiang. In April 2010, we, through our subsidiary Cyber Medical, entered into an agreement with Chang’an Hospital to acquired 52% equity interest in Wanjie Huaxiang for RMB103.2 million (US$15.1 million). Wanjie Huaxiang currently owns the relevant building and land in which Chang’an Hospital is located. Wanjie Huaxiang is expected to be renamed into Chang’an CMS International Cancer Center in the early second half of 2010.
     The acquisition of the equity interest in Wanjie Huaxiang is subject to the relevant governmental approval. We and the other parties to the agreements are currently in the process of applying for such approval as well as complying with the relevant registration requirement and applying for the relevant permits and licenses in order to establish the Chang’an CMS International Cancer Center. Total development costs for the completion of the Chang’an CMS International Cancer Center are expected to be approximately RMB250.0 million (US$36.6 million). We plan to fund the development of the Chang’an CMS International Cancer Center with proceeds raised from our initial public offering, our operating cash flow and bank loans.
     Beijing Proton Medical Center
     We have also entered into a framework agreement with Chang’an Information Industry to establish the Beijing Proton Medical Center. The Beijing Proton Medical Center will allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients. The Beijing Proton Medical Center is expected to be operational in 2012 and is expected to be the first proton beam therapy system in China licensed for clinical use. The Beijing Proton Medical Center is expected to have a gross floor area of approximately 12,700 square meters and have 50 licensed patient beds. The Beijing Proton Medical Center will primarily offer treatments using a proton beam therapy system, which treatments are designed to be non-invasive and usually do not require hospitalization. As a result, the Beijing Proton Medical Center will not require the use of as many patient beds as the Chang’an CMS International Cancer Center. In addition, the proton beam therapy system occupies a much larger installation area than the radiotherapy and diagnostic imaging equipment that is to be used in the Chang’an CMS International Cancer Center, which reduced physical areas for licensed beds that can be made available in the Beijing Proton Medical Center.

     The framework agreement contemplates that we are to invest equity capital to the Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry, Hong Kong Jian Chang Group Ltd. and China-Japan Friendship Hospital. We will then obtain approximately 93.0% of the equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., or Beijing Century Friendship, which will in turn own approximately 55.0% of the Beijing Proton Medical Center. The remaining approximately 7.0% of the equity interest in Beijing Century Friendship will be owned by Xi’an Wanjie Changxin Medical Development Co., Ltd., or Xi’an Wanjie Changxin, a subsidiary of Chang’an Information Industry. As a result, we will ultimately own approximately 51.2% of the Beijing Proton Medical Center, with the remaining equity interest owned by Xi’an Wanjie Changxin, Hong Kong Jian Chang Group Ltd. and China-Japan Friendship Hospital.
     The framework agreement provides that it will only become effective upon our payment of RMB10.0 million (US$1.5 million) in deposit to Chang’an Information Industry. As of the date of this annual report, we have not made such deposits. However, we have, as of December 31, 2009, provided Beijing Century Friendship with interest-free loans of RMB14.6 million (US$2.1 million) for working capital purposes towards establishing the Beijing Proton Medical Center. We are currently waiting for the relevant permits and approvals to be obtained by the other shareholders to the Beijing Proton Medical Center. We plan to enter into additional definitive agreements as to the establishment of the Beijing Proton Medical Center after the relevant permits and approvals are obtained. Total development costs for the completion of Beijing Proton Medical Center are expected to be approximately RMB500.0 million (US$73.2 million) to RMB600.0 million (US$87.9 million). We plan to fund the development of the Beijing Proton Medical Center with proceeds raised from our initial public offering and with bank loans.
Other Business Arrangements
     We have, from time to time, purchased medical equipment from manufacturers or distributors for re-sale to hospitals, and have contractual relationships with certain equipment manufacturers, acted as a distributor of such manufacturer’s equipment in selling medical equipment to hospitals. Although we may continue these activities on a limited basis in the future, we do not expect these activities to represent an important part of our business going forward.
Service Offerings in Our Network
     Each of the centers in our network is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Set forth below is a summary of the principal treatment and diagnostic imaging modalities provided at our centers.
Linear Accelerators External Beam Radiotherapy
     As of December 31, 2009, we owned 16 linear accelerators and two MM50 intensity-modulated radiation therapy systems. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.
Gamma Knife Radiosurgery
     A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2009, we owned 29 gamma knife systems, including 18 head gamma knife systems and 11 body gamma knife systems.
     Head Gamma Knife Systems
     Head gamma knife systems are primarily used for the treatment of brain tumors. The treatment is typically completed in one 10 to 30 minute session rather than in multiple daily sessions spanning several weeks during which time small doses of radiation are given at each session. Head gamma knife systems can also be used to treat other conditions, such as certain types of brain lesions, trigeminal neuralgia (facial pain) and arteriovenous malformations (abnormal connection between veins and arteries).
     Body Gamma Knife Systems
     Body gamma knife systems are used for the treatment of tumors located in the body but outside of the brain. Treatments using the body gamma knife are provided over a course of multiple sessions spanning several weeks. The radiation that converges from the individual beams is less concentrated than in head gamma knife systems due to the difficulty of fixing and restricting the movement of the body. This is a widely used technology in China that was developed domestically and approved by the PRC State Food and Drug Administration, or the SFDA. However, the body gamma knife system has not been broadly introduced and widely adopted outside of China. We believe this is because the Chinese manufacturers of body gamma knife system have determined that the time and cost of gaining approval for use of the body gamma knife system in countries other than China are likely commercially prohibitive. In addition, potential gamma knife system manufacturers outside of China may not have historically viewed clinical studies conducted by users of body gamma knife systems in China as sufficiently convincing for them to try to develop such systems outside of China. As a result, we believe that the international medical community has not yet had the opportunity to develop a large quantity of peer-reviewed literature that supports the safe and effective use of body gamma knife system and to adopt such technology outside of China.
Proton Beam Therapy
     Proton beam therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton beam therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton beam therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton beam therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. Proton beam therapy is not a widely utilized treatment modality, with only approximately 30 proton beam therapy treatment centers in operation or under construction worldwide. We plan to enter into the proton therapy market with the construction of our Beijing Proton Medical Center. See “— Our Network of Centers and Specialty Cancer Hospitals — Specialty Cancer Hospitals.”

Diagnostic Imaging
     Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner is a device that combines a positron emission tomography, or PET, scanner and a computed tomography, or CT, scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. Other diagnostic imaging services offered in our centers include MRI, CT and ECT. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of December 31, 2009, we owned seven PET-CT scanners and 17 MRI scanners.
Other Treatment and Diagnostic Modalities
     Our network also includes centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In the year ended December 31, 2008 and 2009, revenues derived from centers that provide such other services were approximately 2.9% and 6.6%, respectively, of our total net revenues.
Medical Equipment Procurement
     The medical equipment used in our network of centers is highly complex and there are usually a limited number of manufacturers worldwide that produce such equipment. We typically purchase the medical equipment used in our network directly from domestic manufacturers and through importers from overseas manufacturers.
     In accordance with the relevant PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning and a large medical equipment procurement license must be obtained prior to the purchase of such medical equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals in China, which have a separate procurement system. See “Item 4. Information on the Company — B. Business Overview — Regulation of Our Industry — Regulation of Medical Institutions — Large Medical Equipment Procurement License.”
     Once non-profit hospitals have obtained large medical equipment procurement licenses, the purchase of medical equipment for such hospitals is conducted through a collective tender process. The tender process is centralized in accordance with relevant PRC laws and regulations and is supervised by the MOH for Class A large medical equipment. For Class B large medical equipment, the tender process is supervised by the relevant provincial heath administrative authorities. Equipment purchases by military hospitals are also conducted through a centralized collective tender process supervised by the general logistics department of the PLA. The government or military authority will appoint an agent to manage the tender process who must be certified by the government and qualified to conduct the tender process. The agent publicizes information relevant to the tender process, such as the type of equipment requested by the hospital and the desired commercial terms. The manufacturers will prepare the tender document according to the agent’s requirement and submit their bids to the agent on or before the specified date.

The agent will then consult with industry experts in evaluating each bid and the industry experts will make a determination on the winning manufacturer. When the tender process is complete, the results are publicly announced and an import permit is issued for the equipment of the winning manufacturer. We then begin negotiations with such manufacturer or its importer on the purchase price and the purchasing terms for the equipment based on the general commercial terms submitted by such manufacturer in the tender process.
Operation of Radiotherapy and Diagnostic Imaging Centers in Our Network
     The following is a brief summary of the various aspects of the operations of the radiotherapy and diagnostic imaging centers in our network.
Management Structure
     We manage each of the radiotherapy and diagnostic centers jointly with our hospital partners. Our hospital partners appoint a medical director to each center and are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of doctors in accordance with the licensing regulations. We provide clinical support to doctors, including developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. We appoint either an operations director or a project manager to each center. Such director or manager provides most of the non-clinical aspects of the centers’ day-to-day operations, which include marketing, providing training and clinical education to doctors and other medical personnel in the centers and other general administrative duties such as arranging for the repair and maintenance of medical equipment. Budgets for each center are established annually based on discussions between our hospital partners and us. Costs incurred at the centers usually require approval of both our hospital partners and us. As a matter of practice, certain major expenditures of the center are subject to further approval by our hospital partners’ management and our management.
     We have established operating procedures and a comprehensive quality assurance program to ensure that our centers operate efficiently and provide consistent and high quality services. The operating procedures cover the use and maintenance of the medical equipment and interactions with patients, from initial patient appointment and registration to post-treatment follow-up. The operations director or project manager of each center is primarily responsible for ensuring the adherence to our operating procedures and comprehensive quality assurance program.
     At the corporate level, we have established a dedicated operations department to supervise and provide support to ensure the effective operation of each center. We actively monitor the activities of each center and conduct scheduled annual evaluations for all centers. These evaluations focus on whether the applicable procedures are followed and whether our operating personnel are performing at the expected level. In addition to the scheduled annual review, we also conduct unscheduled evaluations for certain randomly selected centers. The results of these evaluations are used to help determine the compensation received by our operations directors or project managers and our other employees at the centers. We receive weekly reports on the operating activities for each center, which help us identify opportunities for continued improvement with regards to various aspects of each center’s operations. We also have a risk management department that helps to ensure that we meet applicable PRC laws and regulations and compliance standards for the operation of our business. We have also adopted a code of ethics.
     For our specialty cancer hospitals Chang’an CMS International Cancer Center and Beijing Proton Medical Center, we will have full operating control over all clinical and non-clinical aspects of such hospitals’ operation, including direct supervision over medical decisions made by doctors.
Staffing
     In addition to the operations director or project manager appointed by us to each center, we also typically staff each center with dedicated marketing and accounting personnel. Our hospital partners appoint medical directors to the centers and, except in very limited cases, they also assign all of the doctors and other medical personnel to the centers. However, we also help our hospital partners to recruit many of the doctors or medical personnel providing services at the center. We provide feedback to our hospital partners as to the suitability and performance of the doctors and other medical personnel at each center, and work with our hospital partners to ensure that each center is staffed with the most qualified and suitable personnel. In addition, we help our hospital partners to determine the compensation of doctors and other medical personnel providing services in our network of centers. We also, on a very limited basis, enter into employment agreements with doctors to work at centers in our network after consulting with our hospital partners where such centers are based. We are currently in the process of establishing specialty cancer hospitals. We will be responsible for employing and managing all personnel of these specialty cancer hospitals, including doctors and other medical personnel.
Medical Affairs
     We have a medical affairs department to support the training, clinical education and clinical research activities of our network of centers. Prior to setting up a new center, we arrange training for the medical professionals of such new center at certain established centers in our network designated as training centers. This provides the medical professionals of such new center with the opportunity to gain hands-on clinical experience in advanced radiotherapy treatment and diagnostic imaging technologies and to benefit from the considerable clinical knowledge of the doctors and other medical personnel at the designated training centers. The doctors at the designated training centers will evaluate the performance of the medical professionals of the new center and ensure that they can provide high quality clinical care. In addition, we also arrange training for the medical staff with the medical equipment manufacturers. We also periodically provide follow-up training at selected centers and host academic conferences and semi-annual academic seminars where doctors and other medical personnel from our network of centers and medical experts in China are invited to share their knowledge and clinical experience. From time to time, we invite experts from professional or academic institutions, such as the Oncology Hospital of the Chinese Academy of Medical Science, to give lectures and provide guidance as to the latest developments and trends in radiotherapy treatments.
     We believe that a well-managed clinical research program enhances the reputation of doctors in our network, which in turn enhances the reputation of our network of centers. We maintain a database of radiotherapy treatments. This collection of data can be used, upon approval by us and our hospital partners, to conduct cross-center clinical research and statistical analysis to determine the efficacy and potential of treatment methods offered in our network. We actively organize, encourage and assist doctors in our network to engage in clinical research and to publish their results. We assist in coordinating the clinical research efforts between different radiotherapy and diagnostic imaging centers in our network, which is critical for certain research initiatives that require a significant amount of clinical data that would be difficult for one center to collect.
     Doctors in China have historically had very limited opportunities for discussions or consultations with doctors outside of their own hospital. Our network offers doctors the opportunity to consult with each other on challenging cases and treatments. In addition, we have developed treatment protocols that are introduced to each center and can be followed by doctors in our network of centers. We also evaluate the clinical activities of each center as part of our annual evaluations to ensure that high quality treatments or services are provided to patients. We also publish an internal quarterly magazine titled “Stereotactic Radiosurgery” that highlights the different clinical cases being treated in our centers and the latest developments in radiosurgery treatment. We further assist in the publication of other literature related to radiosurgery.
Marketing
     Marketing efforts for each center in our network are primarily initiated and implemented by the marketing personnel or the operations director or project manager situated at each center with the support of our headquarters. Each center’s marketing efforts are directed at other doctors in the hospital where the center is based and at other local hospitals. These marketing efforts are focused on informing such doctors of the applicability and benefits of radiotherapy and the expertise and experience of the doctors at the centers. We also create and distribute educational materials and brochures and engage in consumer advertising and educational campaigns through television, magazines and electronic media.
     Each center is required to report its marketing activities to us, and we closely monitor such activities and give approval for major marketing initiatives. We also oversee the budget for marketing activities at the centers. We assist the centers by providing relevant content for marketing materials and help to coordinate with leading experts in the medical community to attend conferences or seminars hosted by the centers. As our network of centers continues to expand and as we begin operating our specialty cancer hospitals, we plan to begin centralizing certain of the marketing and advertising efforts.
Accounting and Payment Collection
     Our hospital partners are responsible for patient billing and fee collections and for delivering to us our contracted percentage of medical fees based on our arrangements with them. We typically hire accounting personnel to each of our centers who are in charge of keeping books and records as to the revenues and expenses of the center. We reconcile the accounting records for each center in our network with our hospital partners periodically. After the revenue net of specified operating expenses of a center is agreed upon between us and our hospital partner, we will bill our hospital partner for our portion of the revenue determined based on our contracted percentage. Our hospital partners will then go through their internal approval process, which usually takes about 45 days from the time of billing before making payments to us. We have implemented accounting procedures at each of the centers in our network, and perform periodic reviews to ensure that such activities are properly conducted. For our specialty cancer hospitals, we will be responsible for patient billing and fee collection.
Medical Equipment Maintenance and Repair
     Equipment maintenance and repair are typically carried out by the equipment manufacturers or third party service companies. The manufacturers typically provide equipment warranties for a period of one year. After the warranty period expires, we typically enter into service agreements with the manufacturers or third party service companies to provide periodic maintenance and repair services. We have also established a dedicated engineering team that is responsible for the general preventive maintenance of medical equipment used in our network of centers. Our engineering team serves as an initial point of contact when problems are encountered and coordinates with equipment manufacturers or a third-party service company to ensure that problems are resolved in a timely manner whenever they arise.
Pricing of Medical Service
     Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit civilian hospitals and military hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by non-profit civilian medical institutions and military hospitals. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government” and “Item 4. Information on the Company — B. Business Overview — Regulation of Our Industry — Pricing of Medical Services.” The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notices to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. For-profit hospitals or centers based in for-profit hospitals in China, such as our planned specialty cancer hospitals, are not subject to such pricing restrictions and are entitled to set medical service fees based on their cost structures, market demand and other factors.
Business Development
     We have a business development team responsible for pursuing opportunities to develop centers with hospitals and a hospital investment team responsible for pursuing opportunities to establish specialty cancer hospitals. When examining potential opportunities, we take into account factors that include:
•	population density, demographics and the level of economic development of the regions or cities in which such new centers would be located; and

•	the reputation of the potential hospital partner and its doctors, nurses and other personnel and the number of licensed patient beds and patient volume.
     After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment evaluation committee for review. Our investment evaluation committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Steve Sun, the chairman of the committee, Mr. Jing Zhang, Dr. Zheng Cheng, Mr. Yaw Kong Yap and Ms. Elaine Zong. New projects need to be approved by a super-majority approval of our investment evaluation committee and by our chief executive officer.
Competition
     The radiotherapy and diagnostic imaging market in China is fragmented and the competition is intense. The centers in our network compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy and diagnostic imaging services either directly or in conjunction with third parties, such as China Renji Medical Group Ltd. and Jiancheng Investment Co. In addition, since hospitals typically establish radiotherapy and diagnostic imaging centers located on their premises through long term lease and management services arrangements with us or our competitors, in a given locality over a given period there may only be a limited number of top-tier hospitals who have not yet entered into long-term arrangements with us or other companies like and type of certain medical equipment that can be purchased by us or our hospital partners, such as head gamma knife systems of PET-CT scanners, further limit the number of top-tier hospitals that we or our competitors can enter into arrangements with in a given period. We primarily compete with our competitors on the range of the option of services provided by us and our competitors, the reputation of centers in our network among doctors and patients in China and level of patient service and satisfaction.
     In addition, we also compete with those who offer other types of available treatment methods that we do not offer, such as chemotherapy, surgery, different forms of radiotherapy that we do not currently offer, other alternative treatment methods commercialized in recent years and certain treatments that are currently in the experimental stage. These treatments may be more effective or less costly, or both, compared to the treatment methods that our centers provide.
Environmental Matters
     The MOH enacted the Administrative Measures on Medical Wastes Management of Medical Institutions in 2003, which sets forth the management of and criteria for the disposal of medical waste generated in the operation of medical institutions. As the supervising authority, the environmental protection authority at the county or higher levels is responsible for environmental inspections of hospitals within their jurisdictions. The MOH and the environmental protection authorities have also promulgated a series of specific regulations on the disposal of dangerous medical waste and the requirements of vehicles used to transport medical wastes. In addition, certain of the medical equipment used in our network of centers, such as gamma knife systems, use radioactive sources. In accordance with the Regulation on Radioisotope and Radiation Equipment Safety and Protection promulgated by the PRC State Council in 2005, these radioactive sources should be returned to the manufacturer of such radioactive materials or sent to dedicated radioactive waste disposal units appointed by the MEP. Radioactive materials are generally obtained from, and returned to, the medical equipment manufacturers or other third parties, which then have the ultimate responsibility for their proper disposal. However, as all centers in our network are located on the premises of our hospital partners, we do not directly oversee the disposal of certain medical waste generated in the centers. The failure of any of our hospital partners to dispose of such waste in accordance with PRC laws and regulations may have an adverse effect on the operation of centers in our network. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.” For our specialty cancer hospitals, we will be responsible for the disposal of the medical waste generated.

Insurance
     We maintain property insurance on many of the medical equipment used in our network of centers to protect against loss in the event of fire, earthquake, flood and a wide range of natural disasters. We do not typically maintain any professional malpractice liability insurance since we do not employ the doctors and other medical personnel providing services in the centers, except in very limited cases and the centers are located on the premises of our hospital partners. Accordingly, we are not directly responsible for any incidents that occur in the course of providing treatment. However, as certain agreements entered into with our hospital partners require us to share in the expenses related to medical disputes and for such expenses to be included as the expenses of the centers, we have obtained malpractice liability insurance for a limited number of centers. We do not maintain product liability insurance for the medical equipment. We do not maintain real property insurance on the centers as this is the responsibility of our hospital partners. We do not maintain business interruption insurance or key employee insurance for our executive offices as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of the medical equipment in our network of centers or inadequate insurance carried by our partner hospitals as to their respective centers could result in significant disruption to the operation of centers in our network and result in a material adverse effect to our business, financial condition and results of operations.
     We have entered into framework agreements to establish specialty cancer hospitals that are to be majority-owned by us. We will employ all of the personnel of such hospitals, including doctors, nurses and medical technicians. As a result, we plan to obtain professional malpractice liability insurance for such specialty cancer hospitals. However, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of professional and general liability insurance coverage
Legal and Administrative Proceedings
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. We are currently assessing the validity and the potential impact of the claim filed against us. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5% and 1.0% of our total net revenues in 2008 and in 2009, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. We do not currently believe that this claim would result in a material adverse effect on our business, financial condition or results of operations.
     We are not currently involved in any other material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.
Regulation of Our Industry
     This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

General Regulatory Environment
     China’s healthcare industry is regulated by various government agencies, including the Ministry of Health, or MOH. The MOH has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the MOH, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the National Development and Reform Commission, or NDRC, the State Food and Drug Administration, or SFDA, the Ministry of Environmental Protection, or MEP, and the Ministry of Commerce, or MOFCOM, have promulgated rules and regulations relating to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy equipment, the licensing and operation of medical institutions and the licensing of medical staff.
Permits Required by Our Company
     Medical Equipment Operating Enterprise Permits
     The SFDA categorizes medical equipment into three classes according to the level of control by the government authorities that, in the judgment of the SFDA, is required for their safe and effective operation. Class I medical equipment are those medical equipment that require only an ordinary level of control in order to ensure their safe and effective operation. Class II medical equipment are those medical equipment that require a heightened level of control in order to ensure their safe and effective operation. Class III medical equipment are those medical equipment that are used to support or maintain human life, are implanted into the human body or otherwise pose a potential danger to the human body. Class III medical equipment require strict control in order to ensure their safe and effective operation. In order to ensure an adequate level of control in the operation of Class II and Class III medical equipment, enterprises that engage in the operation of such equipment, which include gamma knife systems, linear accelerators, MRI systems and PET-CT systems, must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency. As a result, our subsidiaries Shanghai Medstar, Aohua Medical, Xing Heng Feng Medical and Aohua Leasing must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency pursuant to the Medical Equipment Supervision and Administration Regulation effective as of April 1, 2000. Each such permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All of our aforementioned subsidiaries have received a medical equipment operating enterprise permit.
     Radiation Safety Permits
     As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Medical and Aohua Leasing are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on December 6, 2008 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All of our forementioned subsidiaries have received a radiation safety permit.
     Any organization that is subject to radiation safety permitting requirements is required to strictly observe state regulations regarding individual radiation dosage monitoring and health administration, conduct individual dosage monitoring and occupational health examinations for its staff that are directly involved in the production, sale or use of radioactive materials or devices and maintain individual dosage files and occupational health files. Any used radioactive source materials must be returned to the manufacturer or the original exporter of the equipment. If return to the manufacturer or the original exporter is not possible, the used radioactive materials must be delivered to a qualified radioactive waste consolidation and storage unit for storage.

     Leasing Company Permit
     As foreign-invested companies engaged in the leasing or financial leasing business, certain of our subsidiaries must obtain a Foreign-invested Enterprise Approval Certificate from the MOFCOM or its competent local branch. Each such certificate will specify the permitted business scope of the foreign-invested company as either leasing or financial leasing. Foreign-invested leasing companies, such as our subsidiary, Aohua Medical, are permitted to operate their businesses for no more than 30 years after obtaining such certificates, after which time they are required to apply for and obtain an extension of the term of their certificate. Foreign-invested leasing companies are also required to observe the rules for the registered capital and total investment provided in the Company Law issued by the Standing Committee of National People’s Congress of the PRC on December 29, 1993, as amended from time to time, and other relevant regulations. Foreign-invested financial leasing companies, such as our subsidiaries Aohua Leasing and Shanghai Medstar are, in addition to the aforementioned requirements for foreign-invested leasing companies, subject to the additional requirements of maintaining a registered capital level of at least US$10 million, having qualified professionals and having senior managers with professional qualifications and with no less than 3 years of management experience. Our subsidiaries Aohua Leasing and Shanghai Medstar have each obtained a foreign-invested financial leasing company permit and our subsidiary Aohua Medical has obtained a foreign-invested leasing company permit.
Regulation of Medical Institutions
     Distinction between For-Profit and Non-Profit Medical Institutions
     Medical institutions in China can be divided into three main categories: public non-profit medical institutions, private non-profit medical institutions and for-profit medical institutions. Medical institutions falling under each category have differing registered business purposes and governing financial, tax, pricing and accounting standards than medical institutions falling under one of the other categories. Public non-profit medical institutions, including those owned by the government and military hospitals, are set up and operated to provide a public service and are eligible for financial subsidies from the government. In contrast, private non-profit medical institutions are not eligible for government financial subsidies. Both public and private non-profit medical institutions are required to set their medical service fees within a range stipulated by the relevant governmental price control authorities, to implement financial and accounting systems in accordance with standards promulgated by government authorities and to retain any profits for the continued development of such institutions.
     For-profit medical institutions are permitted to set prices for their medical services in accordance with the market, to implement financial and accounting systems in accordance with market practice for business enterprises and to distribute profits to their shareholders. Like private non-profit medical institutions, for-profit medical institutions are not entitled to government financial subsidies. The specialty cancer hospitals that we plan to develop will be established as for-profit medical institutions.
     Medical Institution Practicing License
     Pursuant to the Regulation on Medical Institution issued on February 26, 1994 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the MOH. Each of the independent specialty cancer hospitals that we intend to establish would need to obtain such a medical institution practicing license.
     Large Medical Equipment Procurement License
     The procurement, installation and operation in China of large medical equipment, which is defined as any medical equipment valued at over RMB5.0 million or listed in the medical equipment administration catalogue of the MOH, is regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31,

2004 by the MOH, the NDRC and the Ministry of Finance, which became effective on March 1, 2005. Pursuant to these rules, quotas for large medical equipment are set by the MOH and the NDRC or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment that is covered by the rules on procurement. For large medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For large medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. However, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals which have a separate procurement system. See “— Regulation of Military Hospitals.”
     In accordance with the 2008-2010 National PET-CT Procurement Plan issued on May 13, 2008 by the MOH and the NDRC, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 38 from the date of the plan through the end of 2010. In accordance with the National Gamma Ray Stereotactic Head Radiosurgery System Procurement Plan issued on March 20, 2007 by the MOH and the NDRC, from the date of the plan through the end of 2010, the total number of large medical equipment procurement licenses issued for head gamma knife systems cannot exceed 60 nationwide. Procurement applications for head gamma knife equipment must be filed with the relevant provincial healthcare administrative authorities along with a feasibility report, which must be reviewed by such provincial authorities before it is submitted to the MOH for approval. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the centers in our network operate.
     With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the MOH or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained in lieu thereof. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or an interim permit. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”
     Radiotherapy Permit
     Medical institutions that engage in radiotherapy are governed by the Regulatory Rules on Radiotherapy issued on January 24, 2006 by the MOH and are required to obtain a radiotherapy permit from the relevant healthcare administrative authorities. These rules require such medical institutions to possess qualifications sufficient for radiotherapy work, which include having adequate facilities for housing radiotherapy equipment as well as having qualified, properly trained personnel. Medical institutions that operate medical equipment containing radioactive materials are also required to obtain a radiation safety permit. See “— Permits Required by Our Company — Radiation Safety Permits.”

     Radiation Worker Permit
     Medical institutions that engage in the operation of medical equipment that contains radioactive materials or emits radiation during operation are required to obtain a radiation worker permit from the competent healthcare administrative authorities for each medical technician who operates such equipment
     Regulation of Military Hospitals
     The procurement, installation and operation of large medical equipment by medical institutions of the PLA is regulated by the healthcare administrative authority of the general logistics department of the PLA with reference to the Rules on Procurement and Use of Large Medical Equipment. The general logistic department of the PLA issues a large equipment application permit to those military hospitals approved for procurement. The procurement planning records and annual reviews are provided to the MOH for its records.
     Restrictions on Cooperation Agreements
     Since the effectiveness in September 2000 of the Implementation Opinions on the Management by Classification of Urban Medical Institutions by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, non-profit medical institutions other than military hospitals have been prohibited from entering into new cooperation agreements or continuing to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Management by Classification of Urban Medical Institutions issued on July 20, 2001 by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, a non-profit medical institution that lacks sufficient funds to purchase medical equipment outright may enter into a leasing agreement pursuant to which the medical institution leases medical equipment at market rates. In response to this regulatory change, we have replaced the majority of our cooperation agreements with non-profit civilian hospitals with leasing and management agreements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management arrangements due to regulatory changes.”
     Regulation of Proton Treatment Centers
     Pursuant to the Administrative Measures on Clinical Application of Medical Technology, effective as of May 1, 2009, medical institutions must apply to the MOH for approval before utilizing certain medical technologies. On November 13, 2009, the MOH issued the Trial Administrative Rules on Proton and Heavy Ion Radiotherapy Technologies, which provide the guidelines for government authorities to review and approve applications of medical institutions for clinical use of proton and heavy ion radiotherapy technologies. Furthermore, these rules set out the minimum requirements for medical institutions and their medical staff to provide proton and heavy ion radiotherapy. Such requirements include, among other things, that medical institutions that are eligible for providing proton and heavy ion radiotherapy must (i) be 3A hospitals; (ii) have a radiotherapy department with 10 or more years of radiotherapy experience and 30 or more inpatient beds; (iii) have a diagnostic imaging department with five or more years of diagnostic imaging experience and equipped with diagnostic imaging equipment such as MRI, CT and PET-CT; and (iv) have at least two staff doctors possessing technical competence in the clinical application of proton and heavy ion radiotherapy technologies. Our Beijing Proton Medical Center has already received preliminary approval from the MOH prior to the promulgation of these new rules. These rules will apply to any proton or heavy ion radiotherapy treatment centers that we or our hospital partners may build and operate in the future.
Registration of Doctors
     Doctors in China must obtain a doctor practitioner or assistant doctor practitioner license in accordance with the Law on Medical Practitioners, effective as of May 1, 1999, and the Interim Measures for Registration of Medical Practitioners, effective as of July 16, 1999. Currently, each doctor is required to practice in the medical institution specified in such doctor’s registration. If a doctor intends to change such doctor’s practice location, including but not limited to moving to or from a non-profit medical institution or to or from a for-profit medical institution, practice classification, practice scope or other registered matters, such doctor is required to apply for such change with the competent healthcare administrative authorities. However, with the approval of the medical institution with which a doctor is affiliated, such doctor may, within such doctor’s scope of practice, undertake outside consultations, including diagnostic and treatment activities, for patients of another medical institution.
     The Notice Concerning the Doctors to Practice in Different Locations, which is issued by the MOH on September 11, 2009, sets forth the basic principals for doctors to practice in different medical institutions. Pursuant to the notice doctors are allowed to be employed by more than two medical institutions subject to the approval of the MOH. However the implementation details are currently unclear. On January 1, 2010, the Trial Management Measures Concerning the Doctors to Practice in Different Locations issued by Guangdong provincial branches of the MOH became effective. The measures provide that doctors, who meet the requirements set forth therein, may apply for practicing in different medical institutions. The measures are currently effective for a trial period of three years.
Pricing of Medical Services
     Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the MOH on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at non-profit medical institutions and military hospitals are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions and military hospitals. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the MOH and the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. See “Item 3. Key Information — D. Risk Factors — Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”
Medical Insurance Coverage
     China has a complex medical insurance system that is currently undergoing reform. Typically, those covered by medical insurance must pay for medical services out of their own pocket at the time services are rendered and must then seek reimbursement from the relevant insurer. For public servants and others covered by the 1989 Administrative Measure on State Provision of Healthcare and the 1997 Circular on Reimbursement Coverage of Large Medical Equipment under State Provision of Healthcare, the PRC government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan.
     Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare and the 1997 Circular on Reimbursement Coverage of Large Medical Equipment under State Provision of Healthcare are covered by one of two nationwide public medical insurance schemes, which are the Urban Employees Basic Medical Insurance Program and the Urban Residents Basic Medical Insurance Program. Rural residents in China are covered under a new Rural Cooperative Medical Program launched in 2003. The Urban Employees Basic Medical Insurance Program, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. However, diagnostic imaging services utilizing PET and PET-CT scans are currently not reimbursable under the Urban Employees Basic Medical Insurance Program. For urban non-workers who are covered by the Urban Residents Basic Medical Insurance Program and rural residents who are covered by the new Rural Cooperative Medical Program, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. Currently no reimbursement is available for proton beam therapy treatments. The table below summarizes certain key aspects of these three medical insurance programs:

	Urban Employees Basic Medical	Urban Residents Basic Medical	Rural Cooperative Medical
	Insurance Program	Insurance Program	Program

Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2008	Approximately 200.0 million (33.0% of China’s urban population)	Approximately 118.3 million (19.5% of China’s urban population)	Approximately 815 million (91.5% of China’s rural population)

Total reimbursement amount in 2008	RMB208.4 billion	N/A	RMB66.2 billion

Funding	Employers and employees:	Households and the government:	Individuals and the government:

• employer contributes approximately 6% of each employee’s total salary; and • employee contributes approximately 2% of such employee’s total salary.
•    monthly premium are paid by each household; and

•    government subsidizes no less than RMB80 per person annually and RMB40 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.

•   individual pays no less than RMB20 per year and local government subsidizes no less than RMB40 per person annually; and

•    government subsidizes RMB40 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.

General Reimbursement Policy	Reimbursement comes from two sources — individual’s reimbursement account and the social medical expense pool:

•    All of the employee’s contribution and 30% of the employer’s contribution are allocated to the individual’s reimbursement account; the reimbursement cap from the individual account is the balance of that account; and

•    The remaining 70% of the employers’ contribution is aggregated into a social medical expense pool; the reimbursement cap from the social medical expense pool for an individual participant in a calendar year is around four times the regional average annual salary.
		There is no specific requirement or guidance from the central government. Reimbursement policy is separately determined by local governments.	The central government suggests that, beginning in the second half of 2009, the reimbursement cap for all regions should be no less than six times the average annual per capita net income of rural residents in the region.

Examples of Local Reimbursement Policy	Shanghai: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is approximately four times the average annual salary in Shanghai from the previous year.

Inner Mongolia: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is RMB25,000.	Jiangsu Province: approximately 50% to 60% of medical expense can be reimbursed by the program.

Sichuan Province: approximately 60% (and not less than 50%) of medical expense can be reimbursed by the program.

Guangdong Province: approximately 40% to 60% of medical expense can be reimbursed by the program; maximum reimbursement amount is approximately two times the average annual salary in Guangdong province from the previous year.	Guangdong Province: maximum reimbursement amount is approximately RMB50,000 per person per year.

Hubei Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.

Anhui Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.
Sources: MOH, MHRSS, National Bureau of Statistics, and various other central and local PRC government websites.

Foreign Exchange Control and Administration
     Pursuant to the Foreign Exchange Administration Regulation promulgated on January 29, 1996, as amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the Renminbi is freely convertible only with respect to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of Renminbi into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities, or their competent local branches.
     On August 29, 2008, the SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used. This notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of SAFE Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. As a result, SAFE Circular No. 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries, which may adversely affect the continued growth of our business.
     Pursuant to SAFE Circular No. 75, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV experiences a material event, such as a change in share capital, merger or acquisition, share transfer or exchange, spin-off or long-term equity or debt investment, the PRC resident must, within 30 days after the occurrence of such event, register such event with the local SAFE branch. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75, which guidance provides for more standardized, specific and stringent supervision regarding such registration requirements and requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.
     Currently, several of our shareholders who are residents in the PRC and are subject to the above registration or amendment of registration requirements, have applied to SAFE’s local branches to make the required SAFE registration with respect to their investments in our company. Because of the current suspension of acceptance of such registrations by the SAFE authorities due to reportedly forthcoming new SAFE regulations, such shareholders’ applications are still pending. We cannot assure you that these shareholders’ pending applications will eventually be approved by the authorities. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”
Dividend Distributions
     Pursuant to the Foreign Exchange Administration Regulation promulgated in 1996, as amended in 1997 and 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the PRC government imposes restrictions on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. Our PRC subsidiaries are regulated under the Foreign Investment Enterprise Law, which was issued on April 12, 1986 and amended on October 31, 2000, the Implementation Rules of the Foreign Investment Enterprise Law, which was issued on October 28, 1990 and amended on April 12, 2001, and the newly revised PRC Company Law, which became effective as of January 1, 2006. Pursuant to these regulations, each of our PRC subsidiaries must allocate at least 10.0% of its after-tax profits to a statutory common reserve fund. When the accumulated amount of the statutory common reserve fund exceeds 50.0% of the registered capital of such subsidiary, no further allocation is required. Funds allocated to a statutory common reserve fund may not be distributed to equity owners as cash dividends. Furthermore, each of our PRC subsidiaries may allocate a portion of its after-tax profits, as determined by such subsidiary’s ultimate decision-making body, to its staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends.
Regulations Relating to Employee Share Options
     Pursuant to the Administration Measure for Individual Foreign Exchange issued in December 2006 and the Implementation Rules of Administration Measure for Individual Foreign Exchange, issued in January 2007 by the SAFE, all foreign exchange matters relating to employee stock award plans or stock option plans for PRC residents may only be transacted upon the approval of the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Award Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who participate in employee stock award and share option plans of an overseas publicly-listed company must register with the SAFE and complete certain related procedures. These procedures must be conducted by a PRC agent designated by the subsidiary of such overseas publicly-listed company with which the PRC citizens affiliate. The PRC agent may be a subsidiary of such overseas publicly-listed company, any such PRC subsidiary’s trade union having legal person status, a trust and investment company or other financial institution qualified to act as a custodian of assets. Such participant’s foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent prior to any distribution of such income to such participants in a foreign currency or in Renminbi.
     Pursuant to Circular No. 106, employee stock award plans of SPVs and employee share option plans of SPVs must be filed with the SAFE while applying for the registration for the establishment of the SPVs. After employees exercise their options, they must apply for an amendment to the registration for the SPV with the SAFE. We intend to comply with these regulations and to ask our PRC optionees to comply with these regulations. However, as these rules have only been recently promulgated, it is currently unclear how these rules will be interpreted and implemented. If the applicable authorities determine that we or our PRC optionees have failed to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.
Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings
     On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle, or SPV, formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the M&A Rule due to the fact that Aohua Medical and Shanghai Medstar were already foreign-invested enterprises before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

Regulation of Loans between a Foreign Company and its Chinese Subsidiary
     A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is subject to several Chinese laws and regulations, including the Foreign Exchange Administration Regulation of 1996 and its amendments of 1997 and 2008, the Interim Measures on Foreign Debts Administration of 2003, or the Interim Measures, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its implementing rules of 1998, the Administration Provisions on the Settlement, Sale and Payment of Foreign Exchange of 1996, and the Notice of the SAFE on Issues Related to Perfection of Foreign Debts Administration, dated October 21, 2005.
     Under these rules and regulations, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branch in accordance with relevant PRC laws and regulations. Our PRC subsidiaries can legally borrow foreign exchange loans up to their respective borrowing limits, which is defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by the MOFCOM, or its local counterparts. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to Article 18 of the Interim Measures, if the amount of foreign exchange debt of our PRC subsidiaries exceeds their respective borrowing limits, we are required to apply to the relevant Chinese authorities to increase the total investment amount and registered capital to allow the excess foreign exchange debt to be registered with the SAFE.
Taxation
     For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects.”
Regulation on Employment
     On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC, or the Labor Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance. The Labor Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfies the requirements of the Labor Law within one month after it became effective on January 1, 2008.
C.	Organizational Structure
     The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2009.

D.	Property, Plant and Equipment
     Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,931 square meters, pursuant to lease agreements entered into in March 2009 each with a term of three years. The following table sets forth our other leased properties as of December 31, 2009:

Location	Size (in square meters)	Expiration Date
Shanghai	16	November 2010
Shanghai	34	May 2010
Shanghai	195	January 2011
Shenzhen	522	November 2012
     The centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the center. We also currently provide management services to a general hospital in Xi’an, Chang’an Hospital, that has a gross floor area of approximately 12,000 square meters. We have entered into agreements to establish and operate two specialty cancer hospitals that are to be majority owned by us. The Chang’an CMS International Cancer Center has a planned gross floor area of approximately 12,000 square meters and the Beijing Proton Medical Center has a planned gross floor area of approximately 12,700 square meters. We expect the land use rights for properties occupied by our specialty cancer hospitals to be owned by our specialty cancer hospitals. For additional information on our centers and specialty cancer hospitals, please see “— Our Network of Centers and Specialty Cancer Hospitals.”
     We owned the following primary medical equipment as of December 31, 2007, 2008 and 2009, which are located in the various centers across our network:

	As of December 31,
	2007	2008	2009
Number of primary medical equipment owned(1):
Linear accelerators	1	12	17	(2)
Head gamma knife systems	15	15	17
Body gamma knife systems	8	9	11
PET-CT scanners	—	3	7
MRI scanners	2	10	17
Others(3)	8	15	16

Total	34	64	85

(1)	Excluding data from seven, eight and three centers under service-only agreements as of December 31, 2007, 2008 and 2009, respectively.

(2)	Including a MM50 intensity-modulated radiation therapy system.

(3)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward looking statements based upon current expectations that involve risks and uncertainties. See “— G. Safe Harbor.” Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.
A. Operating Results
Overview
     We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us that compared our pro forma revenues against the revenues of our competitors in 2008 and our number of centers and units of equipment against those of our competitors as of the end of 2008. Most of the centers in our network are established through long-term lease and management services arrangements typically ranging from six to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement but in certain circumstances are fixed for the duration of the arrangement. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.
     To complement our organic growth, we have also selectively acquired businesses to expand our network. In July 2008, we acquired China Medstar, a company then publicly listed on the AIM, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In addition to our acquisition of China Medstar, we have also acquired other businesses in 2008, including Xing Heng Feng Medical, a company that managed two centers providing PET-CT scan diagnosis with its hospital partners, in October 2008.
     To further enhance our reputation as a leading provider of radiotherapy treatment service and attract high quality doctors, we plan to establish and operate specialty cancer hospitals in China. We have entered into an agreement in April 2010 to establish our first specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province. In addition, we are in the process of establishing another specialty cancer hospital, the Beijing Proton Medical Center, which is expected to commence operation in 2012.

     Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 41 at the end of 2007 to 72 at the end of 2008 and to 88 as of December 31, 2009. Our total net revenues were RMB67.4 million, RMB14.0 million and RMB171.8 million (US$25.2 million) for the period from January 1, 2007 to October 30, 2007 (Predecessor Period), the period from September 10, 2007 to December 31, 2007 (Successor Period) and in 2008 (Successor Period), respectively. Our total net revenues in 2008 on a pro forma basis, which gives effect to our acquisition of China Medstar as if it had been completed on January 1, 2008, were RMB234.7 million (US$34.4 million). Our total net revenues increased to RMB292.4 million (US$42.8 million) in 2009 (Successor Period) from RMB171.8 million for 2008 (Successor Period), due primarily to (i) an increase in the number of patient cases from existing centers and the opening of new centers, and (ii) consolidation of China Medstar’s revenues for the entire fiscal year 2009 as compared to only five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008.
Factors Affecting Our Results of Operations
     Our financial performance and results of operations are generally affected by the number of cancer patients in China. According to a report by Frost & Sullivan, patients diagnosed with cancer in China increased from approximately 2.8 million patients in 2003 to 3.5 million patients in 2008. Frost & Sullivan further estimates that new cancer cases will increase to approximately 4.1 million in China in 2015. Based on a survey conducted by the MOH, the increase in cancer cases is primarily attributable to demographic changes and urbanization. With the continued increase in disposable income, government healthcare spending and medical insurance coverage, there has been a considerable increase in demand for cancer diagnosis and treatments and we have been able to grow our business significantly by providing high quality radiotherapy and diagnostic imaging services in China to address such needs. In addition, public hospitals generally lack the financial resources to purchase, or the expertise to operate, radiotherapy and diagnostic imaging centers. Such factors combined have contributed favorably to the growth of our business.
     We believe that the radiotherapy and diagnostic imaging market will continue to be favorable in the future. However, changes in the cancer treatment market in China, whether due to changes in government policy or any decrease in the number of cancer cases treated by radiotherapy in China, may have an adverse effect on our results of operations. See “Item 4. Information on the Company — Business Overview — Regulation of Our Industry.”
     In addition to general industry and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:
•	our ability to expand our network of centers;

•	the number of patient cases treated in our network;

•	the operational arrangements with our hospital partners;

•	the range and mix of services provided in our network; and

•	the cost of our medical equipment.
Our Ability to Expand Our Network of Centers
     Our ability to expand our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new centers through entering into new arrangements with hospital partners or acquisitions from third parties and we expect this to continue to be the key driver for our future growth. Each additional center that we develop increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, new centers developed through our entering into new arrangements with hospital partners generally involve a ramp-up period during which time the operating efficiency of such centers may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional centers through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from centers established through acquisitions. Further, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network. Our ability to expand our network will depend on a number of factors, such as:
•	the reputation of our existing network of centers and doctors providing services in our network of centers;

•	our financial resources;

•	our ability to timely establish and manage new centers in conjunction with our hospital partners; and

•	our relationship with our hospital partners.
     In 2008, we added 32 new centers under lease and management services arrangements, of which 25 were added through various acquisitions in 2008. In 2009, we added 23 new centers to our network under similar lease and management services arrangements, five of which were converted in August 2009 from six centers that were previously managed under service-only agreements, and one new center to our network under service-only agreement.
The Number of Patient Cases Treated in Our Network
     Increasing the number of patient cases diagnosed and treated at our existing centers is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network based on factors such as the reputation of the center, the location of the center and the reputation of the doctors who provide services in the center. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers. There is also typically a ramp-up period for newly established centers during which time acceptance by doctors and patients of such new centers gradually pick up and the number of patient cases increase.
The Operational Arrangements with Our Hospital Partners
     The majority of our total net revenues is derived from our lease and management services arrangements with our hospital partners which typically range from six to 20 years and under which we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in certain circumstances, are fixed for the duration of the arrangement. In the event that specified operating expenses exceed the revenues of the center, we would collect no revenues from such center. As a result, our ability to negotiate a higher contracted percentage and our ability to contain operating expenses will have a significant effect on our revenues and profitability.
     In negotiations with hospitals as to our contracted percentage, we consider factors such as:
•	the size and location of potential hospital partner;

•	the length of the arrangement;

•	the type of medical equipment to be installed in the hospital’s center;

•	the capabilities of the doctors that will provide services at the centers; and

•	the potential growth of such center.
     Our ability to achieve a higher contracted percentage also depends on our bargaining power relative to our potential hospital partners and on the purchase price of the medical equipment to be used at the new centers. We believe that our contracted percentage of centers’ revenue for new arrangements will generally decline over time as the purchase prices of the primary medical equipment used in our network of centers decrease due to technological advancement and increased competition.
     We also provide management services to a small number of centers through service-only agreements where we receive a management fee equal to a contracted percentage of each center’s revenue net of specified operating expenses. Such service-only agreements typically increase our profitability as we do not own the medical equipment used by such centers, and thus do not incur the associated depreciation expenses. However, service-only agreements are usually short-term in nature, and the risk of non-renewal of such agreements is high. We also typically receive a lower contracted percentage under such service-only agreements compared to the percentage we receive from centers managed under lease and management services arrangements. Accordingly, we do not intend to substantially increase the number of service-only agreements in the future. In addition, we have in August 2009 converted six centers under service-only agreements to five centers managed under lease and management services arrangements by purchasing from Chang’an Hospital Co., Ltd., or Chang’an Hospital, six units of radiotherapy and diagnostic imaging equipment that were located at the six centers managed under service-only agreements.
     Further, we are also currently in the process of establishing specialty cancer hospitals that will be majority owned and operated by us. For such hospitals, we will need to hire a significant number of medical and other personnel and incur other start-up costs that will result in an increase in our operating expenses without a corresponding increase in revenues during the initial ramp-up period. As a result, our profitability may be negatively affected.
The Range and Mix of Services Provided in Our Network
     The medical service fees charged for the services provided in our network of centers vary by the type of medical equipment used as well as the provinces or regions in China in which such centers are located due to the varying applicable price ceilings. Medical service fees in China are subject to government controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government” and “Item 4. Information on the Company — B. Business Overview — Regulation of Our Industry — Pricing of Medical Services.” The maximum medical service fees for the same treatment using the same equipment may differ between provinces and regions. Centers established in provinces or regions with a significantly higher price ceiling may result in an increase in our revenues derived from such centers and higher profit margin for the centers, resulting in an increase in our profitability. In addition, certain medical services allow us to charge higher fees than other types of medical services. For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB9,000 to RMB20,000 per patient case, with each treatment lasting one session for approximately 10 to 30 minutes, medical service fees for treatments provided through body gamma knife systems typically range from approximately RMB12,500 to RMB25,000 per patient case, with each treatment lasting five to ten sessions and 10 to 20 minutes each, and medical service fees for treatments provided through linear accelerators range from approximately RMB8,000 to RMB20,000 per patient case, with each treatment lasting from 20 to 40 sessions and 10 to 20 minutes each. In addition, linear accelerators can be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments such as three-dimensional conformal radiation therapy, which significantly increase the medical service fees per treatment. Furthermore, diagnostic imaging services typically have a lower profit margin than radiotherapy treatment.
The Cost of Our Medical Equipment
     Depreciation expense associated with the medical equipment that we purchase and use in the centers represents a significant portion of our cost of revenues. Our ability to reduce the price of medical equipment purchased, thereby reducing the depreciation expense associated with the medical equipment purchased, will serve to increase our profitability. Our extensive network of centers has provided us with increased bargaining power with equipment manufacturers. We have entered into strategic agreements with certain medical equipment manufacturers in order to lower the average cost of our equipment. Such agreements provide that we will receive preferential pricing if we purchase a certain number of units of equipment from a manufacturer within a given period of time. However, we are not required by such agreements to commit to purchase a minimum number of units of equipment from such manufacturers or precluded from purchasing equipment from other manufacturers. We aim to continue to enter into additional strategic agreements with medical equipment manufacturers to further reduce the cost of our equipment in the future. Furthermore, we expect the purchase prices of our primary medical equipment to decrease over time as a result of technological advancement and increased competition
Financial Impact of Our Reorganization and Acquisitions
     Prior to the OMS reorganization on October 30, 2007, OMS, together with Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business. As part of the OMS reorganization, there was a change in control of OMS whereby the Ascendium shareholders effectively acquired OMS from the OMS shareholders through the issuance of Ascendium shares. For financial statements reporting purposes, OMS is deemed to be our predecessor reporting entity for periods prior to October 30, 2007. The purchase price for the acquisition was determined to be RMB393.4 million, which represented the fair value of the Ascendium shares issued as consideration to the OMS shareholders. This transaction established a new basis of accounting with the purchase price allocated to OMS’s tangible and identifiable intangible assets and liabilities based on their estimated fair value as of October 30, 2007, including RMB259.3 million as to goodwill, RMB132.0 million as to other intangible assets — customer relationships and operating leases and RMB53.8 million (new basis) in property, plant and equipment. The effect of the new basis includes the reduction of the book value of medical equipment used in our network of centers to their fair value as at October 30, 2007, which reduces the depreciation expenses of the medical equipment, and results in an incremental amortization expense of the acquired intangible assets.
     We completed the following acquisition of the following four businesses in 2008:
•	China Medstar in July 2008 for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million);

•	Xing Heng Feng Medical in October 2008 for approximately RMB35.0 million (US$5.1 million);

•	certain medical equipment located in Tianjin People’s Liberation Army 272 Hospital and the related business from a third party for RMB14.0 million (US$2.1 million); and

•	certain medical equipment located in People’s Liberation Army 254 Hospital and the related business from another third party for RMB4.0 million (US$0.6 million).
     The consideration paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized. The results of operations of China Medstar were consolidated into our results of operations commencing in August 2008 and the results of operations of Xing Heng Feng Medical were consolidated into our results of operations commencing in November 2008.
     We did not make any acquisition in 2009. However, we entered into an agreement in April 2010 to acquire four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million (US$8.8 million) by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.
Revenues
     The majority of our revenues are directly related to the number of patient cases treated in our network. We receive a contracted percentage of each center’s revenue net of specified operating expenses. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the centers. The specified operating expenses of centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Corporate level expenses that cannot be directly attributable to one center are typically accounted for as our cost of revenues. In addition, under certain lease and management services arrangements with our hospital partners, certain of the center-incurred expenses may be accounted for as our cost of revenues rather than as the expenses of the centers. Our contracted percentages typically range from 50% to 90% and are typically adjusted on a declining scale over the term of the arrangement. In certain circumstances, the contracted percentage is fixed for the duration of the arrangement. Revenues derived from such centers are accounted for as “lease and management services” on our consolidated statement of operation.
     We also provide management services to a limited number of centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each center equal to a contracted percentage of the center’s revenue net of specified operating expenses. We also provide management services to Chang’an Hospital through a service-only agreement under which we receive a management fee equal to a percentage of the total revenues of the general hospital. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2009, we managed three centers under service-only agreements. We converted six centers managed under service-only agreements in August 2009 to five centers managed under lease and management services arrangement by purchasing the medical equipment housed in the six centers. As a result, we expect our total net revenues from management services to decrease in the near future due to a decrease in the number of centers under service-only agreements.
     We also generate revenues, which are reported as net, from the sale of medical equipment we have purchased to hospitals and receive commissions from manufacturers for acting as their agent for the sale of such medical equipment to hospitals. We typically enter into a separate purchase agreement with manufacturers or the distributors of such manufacturers each time we purchase medical equipment for sale.
     The following table sets forth the breakdown of our total net revenues for the periods indicated.

	Year Ended December 31,
	2007(1)		2008			2009
		% of Total		% of Total			% of Total
		Net		Net			Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
			(in thousands, except for percentages)
Lease and management services	76,083	93.5	155,061	90.3	260,162	38,114	89.0
Management services	5,322	6.5	12,677	7.4	28,739	4,210	9.8
Other, net	—	—	4,051	2.3	3,535	518	1.2

Total net revenues	81,405	100.0	171,789	100.0	292,436	42,842	100.0

(1)	Represent the addition of the amounts for the specific line items of OMS, our predecessor, for the period from January 1, 2007 to October 30, 2007, and the amounts for the corresponding line items of Concord Medical for the period from September 10, 2007 to December 31, 2007. For the period from September 10, 2007, the date of inception of Ascendium, to October 30, 2007, during which period the financial statements of our predecessor and those of Concord Medical overlap, Ascendium did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2007 do not comply with U.S. GAAP. For financial data that comply with U.S. GAAP, see “Item 3. Key Information — A. Selected Financial Data.”
     Fees for medical services provided at the centers are paid directly to our hospital partners by patients and we are not responsible for patient billing and fee collection. Medical service fees in China are typically paid in full upfront by patients prior to receiving services. Generally, patients claim reimbursements, if any is available under the applicable public or private medical insurance plans. As a result, hospitals do not generally experience bad debt problems. However, the healthcare reform announced by the PRC government in January 2009 has introduced pilot public medical insurance plans. Under these plans patients are only responsible for paying their deductible amounts upfront and hospitals are responsible for seeking reimbursements from the relevant government authorities after the treatments are provided. Certain of the hospitals in which some of the centers in our network are based, as well as Chang’an Hospital, are involved in such pilot medical insurance plan. We do not expect such change in payment timing to have a direct effect on our ability to collect our contracted percentage from our hospital partners.

However, the ability of our hospital partners to collect medical service fees from the government authorities in a timely manner may affect the timing of payments made by our hospital partners to us as a result.
     In the past, we have recorded limited amounts of uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB3.8 million (US$0.6 million) and RMB2.0 million (US$0.3 million) as of December 31, 2008 and December 31, 2009, respectively.
     We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, for the years ended December 31, 2008 and 2009, net revenue derived from our top five hospital partners amounted to approximately 61.6%, 64.7%, 37.8% and 33.6%, respectively, of our total net revenues. For these same four periods, three, three, one and one, respectively, of our hospital partners, accounted for more than 10.0% of our total net revenues, and our largest hospital partner accounted for 21.7%, 24.2%, 13.5% and 10.1%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.
     Chang’an Hospital was the largest hospital partner in terms of revenue contribution for the year ended December 31, 2009 and accounted for approximately 10.1% of our total net revenues in 2009. We provide management services to Chang’an Hospital through a service-only agreement and receive a management fee equal to a percentage of the total revenues of Chang’an Hospital. In addition, we will be eligible to receive annual bonuses from Chang’an Hospital calculated on the basis of the annual growth rates of Chang’an Hospital’s total revenues. Under the service-only agreement, we are required to pay a performance deposit of RMB15.0 million (US$2.2 million), which will be refunded to us after the termination or expiration of the agreement. The service-only agreement can be terminated upon the default or failure by either party to perform its respective obligations under the agreement. We also managed six centers in Chang’an Hospital prior to August 2009 through service-only agreements. In August 2009, we purchased the six units of the medical equipment housed in these six centers from Chang’an Hospital. Two of the six units of medical equipment were combined into one center and we subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital to manage all the five centers. Under the lease and management services arrangement with Chang’an Hospital, we receive a contracted percentage of each center’s revenue net of specified operating expenses. The contracted percentage is adjusted based on a declining scale over the term of the arrangement. The arrangement may be terminated due to changes in government policies that prohibit the lease of such medical equipment and Chang’an Hospital will be required to pay us an amount equal to the purchase price of the medical equipment less depreciation. In addition, the arrangement can be terminated by us upon the default or failure by Chang’an Hospital to perform its obligations. In April 2010, we, through our subsidiary Cyber Medical, entered into an agreement with Chang’an Hospital to acquired 52% equity interest in Wanjie Huaxiang for RMB103.2 million (US$15.1 million). Wanjie Huaxiang currently owns the relevant building and land in which Chang’an Hospital is located, including the five centers that we currently manage for Chang’an Hospital. Wanjie Huaxiang is expected to be renamed into Chang’an CMS International Cancer Center in the early second half of 2010.
     We are subject to approximately 5% business tax and related surcharges on certain of our revenues. Such taxes and surcharges amounted to RMB0.4 million, RMB0.2 million, RMB4.5 million and RMB10.8 million (US$1.6 million) for the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, in 2008 and 2009, respectively, and are deducted prior to deriving our total net revenues. In addition, revenue derived from the sale of medical equipment are net of value-added tax of 17% which amounted to RMB0.9 million and RMB1.5 million (US$0.2 million) in 2008 and 2009, respectively.
     We are also currently in the process of establishing two specialty cancer hospitals in China that will be majority owned and operated by us. We have entered into an agreement in April 2010 to establish our first specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province.
Cost of Revenues and Operating Expenses
     The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2007 (1)		2008		2009
		% of Total Net		% of Total Net			% of Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
			(in thousands, except for percentages)
Cost of revenues:
Lease and management services	22,304	27.4	25,046	14.6	60,937	8,928	20.8
Amortization of acquired intangibles	2,002	2.5	20,497	11.9	26,493	3,881	9.1
Management services	24	0.0	54	0.0	131	19	0.0

Total cost of revenues	24,330	29.9	45,597	26.5	87,561	12,828	29.9

Gross Profit	57,075	70.1	126,192	73.5	204,875	30,014	70.1
Operating expenses:
Selling expenses	2,358	2.9	5,497	3.2	7,675	1,124	2.6
General and administrative expenses (2)	65,638	80.6	18,869	11.0	29,821	4,369	10.2

Total operating expenses	67,996	83.5	24,366	14.2	37,496	5,493	12.8

(1)	Represent the addition of the amounts for the specific line items of OMS, our predecessor, for the period from January 1, 2007 to October 30, 2007, and the amounts for the corresponding line items of Concord Medical for the period from September 10, 2007 to December 31, 2007. For the period from September 10, 2007, the date of inception of Ascendium, to October 30, 2007, during which the financial statements of our predecessor and those of Concord Medical overlap, Ascendium did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2007 do not comply with U.S. GAAP. For financial data that comply with U.S. GAAP, see “Item 3. Key Information — A. Selected Financial Data.”

(2)	Our general and administrative expenses include share-based compensation expenses related to certain share options granted in 2007 and 2009 that amounted to RMB49.5 million, RMB4.2 million and RMB0.7 million (US$0.1 million) in 2007, 2008 and 2009, respectively.
Cost of Revenues
     Our cost of revenues primarily consists of the amortization of acquired intangibles and the depreciation of medical equipment purchased, installed and operated in our network of centers. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. In addition, as a result of the OMS reorganization, the acquisitions of China Medstar, Xing Heng Feng Medical and certain other businesses, our cost of revenues also include amortization of acquired intangibles during the period starting from September 10, 2007 to December 31, 2007. Our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses was RMB20.5 and RMB26.5 million (US$3.9 million) in 2008 and 2009, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB26.8 million (US$3.9 million) and RMB16.2 million (US$2.4 million) annually between 2010 and 2014.
     Once our specialty cancer hospitals are established, our cost of revenues will also include costs associated with the operations of such hospitals. We expect such costs of revenue to include depreciation and amortization of the properties, buildings and equipment that are used by our specialty cancer hospitals, the salaries and benefits associated with our medical and non-medical personnel and overhead costs, which include the cost of materials for medical procedures and utility, repair and maintenance expenses.
     Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and specialty cancer hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses have increased in absolute amount from 2007 through 2009 as a result of increased efforts to expand our network of centers and our specialty cancer hospitals. We expect our selling expenses to continue to increase in absolute amount in the future, in line with the expansion of our network and the growth in our total net revenues.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2007, 2008 and 2009 that amounted to RMB49.5 million, RMB4.2 million and RMB0.7 million (US$0.1 million), respectively, which significantly increased our general and administrative expenses for those periods. See “— Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network of centers and the growth in our total net revenues.
Share-based Compensation
     On November 17, 2007, OMS, the predecessor of our company, adopted a share option plan, or the OMS option plan, pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Mr. Jianyu Yang and Mr. Steve Sun, or the OMS grantees, options to purchase a total of up to 25,000,000 ordinary shares, or the OMS share options, to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share, which the board of OMS determined to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.
     On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved all performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares to purchase shares of our company, with each option having an exercise price of US$0.79 exercisable before December 31, 2008. On the same day, two of the OMS grantees, Mr. Jianyu Yang and Mr. Steve Sun, exercised their respective options to purchase an aggregate of 6,355,400 ordinary shares of our company, with total proceeds from such exercise received by us amounting to approximately RMB34.4 million. We recorded share-based compensation expense of approximately RMB49.5 million in 2007 related to these options granted, which was recorded in general and administrative expenses. The third OMS grantee, Mr. Haifeng Liu, sold all of his vested options to purchase 14,829,200 ordinary shares of our company to three former directors of China Medstar who are now our directors and executive officers as employment incentive for such directors. The three executive directors subsequently exercised the vested options with total proceeds from such exercise received by us amounting to approximately US$11.7 million. Given the transfer of the OMS share options to the three directors was provided as an employment incentive, we recorded additional share-based compensation expense of approximately RMB4.2 million in 2008, which was recorded in general and administrative expenses.
     On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009, we granted options to purchase 4,765,800 ordinary shares, of which options to purchase 1,716,500 ordinary shares were granted to our executive officers and directors, and the remainder to other employees. We recorded RMB1.0 million (US$0.1 million) in 2009 in share compensation expenses related to such share option grant.
Accretion of Series A and Series B Contingently Redeemable Convertible Preferred Shares
     Under the terms of the Amended and Restated Shareholders’ Agreement dated as of October 20, 2008, which was subsequently amended on November 17, 2009 and on December 7, 2009, by and among us, our shareholders and certain other parties named therein, holders of the Series A and Series B redeemable convertible preferred shares have the right to require us to repurchase their preferred shares if (i) three years after the closing date of the subscription of the Series B contingently redeemable convertible preferred shares a qualified initial public offering has not taken place, (ii) any of certain of our key directors has resigned which resulted in or would be likely to result in a material adverse effect on our business, or (iii) we or any of our subsidiaries have breached or failed to be in compliance with any applicable laws which has had or would be reasonably likely to have a material adverse effect on our business. In the event of a repurchase under this right, we are required to repurchase all of the outstanding Series A or Series B contingently redeemable convertible preferred shares at a repurchase price equal to the original issue price of the preferred shares, plus an amount which would have accrued on the original issue price at a compound annual rate of at least 12.5% from the date of issuance up to and including the date on which such repurchase price is paid. The accretion of the Series A and Series B contingently redeemable convertible preferred shares is reflected as a charge against net income (loss) attributable to ordinary shareholders and totaled RMB270.3 million (US$39.6 million) and RMB304.8 million in 2008 and RMB30.1 million (US$4.4 million) and RMB48.4 million (US$7.1 million) in 2009 for Series A and Series B contingently redeemable convertible preferred shares, respectively. All of our Series A and Series B contingently redeemable convertible preferred shares were converted into ordinary shares upon our initial public offering in December 2009.
Taxation
Cayman Islands
     We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.
British Virgin Islands
     Certain of our subsidiaries are established in the British Virgin Islands and under the current laws of the British Virgin Islands, such subsidiaries are not subject to income tax.
Hong Kong
     We did not have any assessable profits subject to the Hong Kong profits tax in 2007, 2008 and 2009. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.
Singapore
     We did not have any assessable profits subject to the Singapore profits tax in 2007, 2008 and 2009. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.
People’s Republic of China
     Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The EIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2009, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 20% that is scheduled to increase to 22% in 2010, 24% in 2011 and 25% in 2012. Our other PRC subsidiaries are subject to the tax rate of 25% in 2009.

     The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income.
     Under the EIT Law, a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to the Double Taxation Arrangement (Hong Kong), dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if the Cayman Islands holding company and our Hong Kong subsidiary are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiary is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
Critical Accounting Policies
     We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue
     Lease and Management Services. The majority of our revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with us. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician that are responsible for certain management services of managing radiotherapy or diagnostic services such that the hospital and doctors can provide specialized services to their patients. Under lease and management service arrangements with independent hospitals, with terms ranging from six to 20 years in duration, we receive a specified percentage of the net profit of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services determined in accordance with the terms of the arrangement.
     We have determined that the lease and management service arrangements contain a lease of medical equipment pursuant to ASC 840-10, Leases, Overall, (formerly referenced as EITF 01-8, Determining Whether an Arrangement Contains a Lease). The hospital has the ability and the right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable as the management service element. The arrangement consideration is allocated between the lease element and the non-lease deliverables on a relative fair value basis. ASC 840, Leases, (formerly referenced as Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases) is applied to the lease elements of the arrangement and SEC Staff Accounting Bulletin No. 104, is applied to other elements of the arrangement not within the scope of ASC 840.
     Revenues generated by the lease arrangement are based purely on a profit share formula. Certain of the lease and management services arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectibility of these minimum lease payments are not considered predictable and there are important uncertainties regarding the future costs to be incurred by us relating to the arrangement. Therefore, the lessor’s additional criteria for capital lease classification in ASC 840-10-25-42 to 840-10-25-44, Leases, Overall, Recognition, Lessors (formerly referenced as SFAS No. 13 par. 8 (a) and (b)) was not met even if any of the ASC 840-10-25-1, Leases, Overall, Recognition, General, (formerly referenced as SFAS No.13 par. 7) criteria for capital leases are met. Consequently, we account for all lease arrangements as operating leases. As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, we recognize revenue when the lease payments under the arrangement become due, that is, when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. For the service element of the arrangement, revenue is only considered determinable at the time the payments under the arrangement become due, that is, when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when determined if all other basic criteria have also been met.
     Revenue derived from the lease and management service arrangement is recorded under “Lease and management service” in the consolidated statements of operations and is recorded net of business tax of 5%
     Management Services. To a lesser extent, we provide stand-alone management services to certain hospitals which are already in possession of medical equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, when the revenue share under the arrangement is determined and agreed upon by both parties to the arrangement. Revenue derived from stand-alone management services is recorded under “Management Services” in the consolidated statements of operations.
     Medical Equipment Sales. Revenues arising from sales of medical equipment and services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met. Pursuant to the application of ASC 605-45, Revenue Recognition, Principal Agent Consideration, (formerly referenced as EITF 99-19, Reporting Revenue Gross as Principal versus Net as an Agent), we record revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. Revenue derived from medical equipment sales is recorded under “Other” in the consolidated statements of operations.
Accounts Receivable and Allowance for Doubtful Accounts
     We consider many factors in assessing the collectability of our receivables due from our customers, such as the aging of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.
Goodwill
     Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination. Under ASC 350-20, Intangibles, Goodwill and Other, (formerly referenced as SFAS No. 142, Goodwill and Other Intangible Asset), goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with ASC 350-20 at the reporting unit level. ASC 350-20 describes the reporting unit as an operating segment or one level below the operating segment, depending on whether certain criteria are met. We determined that we have only one reporting unit and have assigned goodwill to the reporting unit and tested for impairment annually as of December 31.
     An impairment loss must be measured if the sum of the expected future undiscounted cash flows from the use and eventual disposition of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book value of the asset and their estimated fair value. The Company determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charge.
Acquired Intangible Asset, net
     We depreciate and amortize our property, plant and equipment and acquired intangibles over the shorter of their estimated useful lives or contract terms using the straight-line method of accounting of the assets which closely approximates the pattern in which the economic benefits of the asset are consumed. We make estimates of the useful lives in order to determine the amount of depreciation and amortization expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives during the period presented.
     We evaluate long-lived assets, including property, plant and equipment and acquired intangibles, which are subject to depreciation and amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset.
Share-based Compensation
     We account for share-based compensation under ASC 718, Compensation, Stock Compensation (formerly referenced as SFAS No. 123(R), Share-Based Payment). Under ASC 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. For options granted to employees, we record share-based compensation expenses for the fair value of the options at the grant date. Currently, consistent with the job functions of the grantees, we categorize these share-based compensation expenses in our general and administrative expenses.
     The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. These assumptions significantly affect the determination of the fair value of equity awards, and, as a result, the amount of employee share-based compensation expense we recognize on our consolidated financial statements. We engaged an independent valuation firm to assist us in assessing the fair value of our share options and underlying ordinary shares on a contemporaneous basis.
Business Combinations
     We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. With the assistance of a valuation firm, we determined the fair values of identifiable intangible assets, including acquired lease agreements. These valuations require us to make significant estimates and assumptions which include future expected cash flows from the acquired lease agreements, discount rates, and assumptions regarding the period of time the acquired lease agreements, services agreements and customer relationships will continue. Such assumptions may be incomplete or validity of such assumptions and estimates.
Assessing the Fair Value of the Company’s Shares
     Determining the fair value of our ordinary shares also requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. The assumptions used in deriving the fair value of our ordinary shares include: i) there will be no material change in the existing political, legal, technological, fiscal or economic condition of China that may adversely affect our business; ii) the contracts and agreements we entered into will be honored; and iii) our competitive advantages and disadvantages do not change significantly during the period under consideration. These assumptions are inherently uncertain. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different.
     In determining our enterprise value at each measurement date, the independent valuation firm considered the results of both the income approach (discounted cash flow method) and the market approach (guideline company method). There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach. For the market approach, the independent valuation firm considered the market profile and performance of guideline companies with businesses similar to those of us to derive market multiples and then calculated the following three multiples for the guideline companies: enterprise value to sales multiple, enterprise value to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple and enterprise value to earnings before interest and tax, or EBIT, multiple. Due to the different growth rates, profit margins and risk levels of us and the guideline companies, price multiple adjustments were made.
     In the income approach, the value depends on the present worth of future economic benefits to be derived from our projected sales income. Indications of value are developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at a discount rate that reflects a number of factors, including the current cost of financing and the risk considered inherent in the business. A discount rate represents an estimate of the rate of return required by a third party investor for an investment of this type. The rate of return expected from an investment by an investor relates to the perceived risk of the investment. The calculation of the discount rate is based on the weighted-average cost of capital, or WACC, of the company. The WACC takes into account both the cost of equity and the cost of debt depending on the capital structure of the company. To determine the cost of equity, the independent valuation firm applied the Capital Asset Pricing Model, which takes into account the risk free rates, beta of selected comparable medical equipment leasing companies, market returns in comparative markets in each respective valuation periods and our company specific risks, including business risk, small size risk and country risk. The independent valuation firm determined our company’s WACC, which was used a discount rate, of 19% to 22%.
     The independent valuation firm also applied a discount for lack of marketability of 17% to 19% in the valuation of our enterprise value between November 2007 and October 2008 to reflect the fact that there is no readily available market for shares in a closely held company like ours. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and, therefore, applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because it takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry.
Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and B Contingently Redeemable Convertible Preferred Shares, Employee Share Options and Convertible Notes
     Because the interest in the equity value of our company includes both contingently redeemable convertible preferred shares and ordinary shares, the fair value of the equity interest is allocated to contingently redeemable convertible preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, the independent valuation firm treats ordinary shares and contingently redeemable convertible preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the contingently redeemable convertible preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. The independent valuation firm considered various terms of the contingently redeemable convertible preferred shares and ordinary shares, including the level of seniority, dividend policy, conversion ratios, probability of the completion of an IPO, special redemption terms and preferential allocation upon liquidation of the enterprise in the option-pricing method.
     We have granted employee share options which are required to be recorded at the fair value of the options measured on the grant date. An independent valuation firm applied a Binomial-Lattice model to estimate the fair value of the share-based awards on the respective grant dates. The Binomial-Lattice model requires certain subjective inputs including the risk-free interest rate, the company’s dividend yield, the sub optimal early exercise factor, and the expected volatility range of our ordinary shares. We applied a risk-free rate as relevant to conducting financing activities in China. Our company has not declared dividends since inception and therefore the dividend yield was assessed to be nil. The sub optimal early exercise factor is an estimate that an employee will exercise the share option immediately once the company’s underlying share price reaches 1.5 times the exercise price.
     The expected volatility of our ordinary shares was based on the price volatility of the shares of comparable companies in the medical equipment leasing business, which are listed and publicly traded over the most recent period, equal to the expected term to expiry of the issued share options. These companies were used for comparative purposes because we did not have a trading history at the time the share options were issued and, therefore, did not have sufficient share price history to calculate our own historical volatility. The selection of such comparable companies is highly subjective. The estimated fair value of our ordinary shares on the date of grant was determined by contemporaneous valuations as of their respective measurement dates, performed by an independent valuation firm.
     The Tranche A and Tranche B Convertible Notes, or convertible notes, are accounted for in accordance with ASC 480, Distinguishing Liabilities from Equity (formerly referenced as SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity), as a liability recorded at fair value, because the convertible notes are convertible into Series A Preferred Shares which are redeemable instruments. An independent valuation firm determined the fair value of the convertible notes using the binomial model, which requires the development of a complex model requiring many highly subjective inputs including identifying conditions that lead to specific outcomes and the respective probabilities of achieving those conditions.

Some of the conditions that may lead to differences in the fair value of the convertible notes include the underlying value of a Series A contingently redeemable preferred share, the probability of completing an initial public offering, the level of net income earned in 2008, and the value of the underlying debt component.
Internal Control Over Financial Reporting
     We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective and we have two material weaknesses and certain significant and other deficiencies in our internal control procedures. The material weaknesses identified consists of (i) not having a sufficient number of professionals in our financial accounting and reporting group with the requisite knowledge of U.S. GAAP and SEC reporting requirements and (ii) the significant amount of advances made to hospitals held and disbursed by employees without evidence of a formal review of the details of such disbursement in advance as to the use of such monies. The significant deficiencies identified consist of (i) a lack of a formalized and timely assessment process for its accounts receivable, (ii) a lack of formal documentation for cash advances to certain of our customer hospitals or suppliers, (iii) a lack of documentation of our growing business investments with Chang’an Hospital and the assessment of how each of the historical contractual arrangements will be affected by subsequent follow-on arrangements, (iv) a lack of a formal policy requiring management to keep formal documentation of the feasibility and profitability assessment of each project, (v) a lack of standard control policies and procedures in connection with the drafting, approval and management of our business contracts, and (vi) a lack of a formal control policy requiring management to develop and retain supporting documents for service rendered.
     Following the identification of the material weakness and the significant and other deficiencies, we are in the process of implementing a number of measures to improve our internal control over financial reporting, including:
•	hiring additional qualified personnel with U.S. GAAP expertise and SEC reporting experience to further build an internal financial reporting team and a dedicated internal audit department;

•	continue to conduct accounting and financial reporting training for our existing personnel as part of our commitment to provide ongoing U.S. GAAP trainings to our employees; and

•	engaging external consultants to design, implement and strengthen the internal control policies and procedures and remediate any material weaknesses and significant deficiencies.
Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Concord Medical		Concord Medical
	Predecessor		(Successor)		(Successor)
			Period from
	Period from		September 10,
	January 1, 2007 to		2007 to December		Year Ended December 31,
	October 30, 2007		31, 2007		2008		2009
	RMB	%	RMB	%	RMB	%	RMB	US$	%
						(in thousands, except for percentages)
Summary Consolidated Statements of Operation Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	63,082	93.6	13,001	93.0	155,061	90.3	260,162	38,114	89.0
Management services	4,340	6.4	982	7.0	12,677	7.4	28,739	4,210	9.8
Other, net	—	—	—	—	4,051	2.3	3,535	518	1.2

Total net revenues	67,422	100.0	13,983	100.0	171,789	100.0	292,436	42,842	100.0
Cost of revenues:
Lease and management services	(20,396)	(30.3)	(1,908)	(13.6)	(25,046)	(14.6)	(60,937)	(8,927)	(20.8)
Amortization of acquired intangibles	—	—	(2,002)	(14.3)	(20,497)	(11.9)	(26,493)	(3,881)	(9.1)
Management services	(20)	(0.0)	(4)	(0.1)	(54)	(0.0)	(131)	(19)	(0.0)

Total cost of revenues	(20,416)	(30.3)	(3,914)	(28.0)	(45,597)	(26.5)	(87,561)	(12,828)	(29.9)

Gross profit	47,006	69.7	10,069	72.0	126,192	73.5	204,875	30,014	70.1
Operating expenses:
Selling expenses	(1,601)	(2.4)	(757)	(5.4)	(5,497)	(3.2)	(7,675)	(1,124)	(2.6)
General and administrative expenses (1)	(8,467)	(12.6)	(57,171)	(408.9)	(18,869)	(11.0)	(29,821)	(4,369)	(10.2)

Operating income (loss)	36,938	54.8	(47,859)	(342.3)	101,826	59.3	167,379	24,521	57.2
Interest expense	(954)	(1.4)	(279)	(2.0)	(7,455)	(4.3)	(6,891)	(1,010)	(2.4)
Change in fair value of convertible notes	—	—	(341)	(2.4)	(464)	(0.3)	—	—	—
Foreign exchange loss	—	—	(4)	(0.0)	(325)	(0.2)	(213)	(31)	(0.1)
(Loss) gain from disposal of equipment	(1,555)	(2.3)	(25)	(0.2)	658	0.4	—	—	—
Interest income	15	0.0	—	—	430	0.3	948	139	0.3
Other income	—	—	—	—	7,734	4.5	—	—	—

Income (loss) before income taxes	34,444	51.1	(48,508)	(346.9)	102,404	59.6	161,223	23,619	55.1
Income tax (expenses) benefit	(15,014)	(22.3)	182	1.3	(23,335)	(13.6)	(36,396)	(5,332)	(12.4)

Net income (loss)	19,430	28.8	(48,326)	(345.6)	79,069	46.0	124,827	18,287	42.7

(1)	Our general and administrative expenses include share-based compensation expenses related to certain share options granted in 2007 and 2009 that amounted to RMB49.5 million, RMB4.2 million and RMB0.7 million (US$0.1 million) in 2007, 2008 and 2009, respectively.
     As a result of our acquisition of China Medstar on July 31, 2008, China Medstar became our consolidated subsidiary and its results of operations from August 2008 to December 31, 2008 have been consolidated in our results of operations for the year ended December 31, 2008.
Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008
     Total Net Revenues. Our total net revenues increased by 70.2% to RMB292.4 million (US$42.8 million) for the year ended December 31, 2009 from RMB171.8 million for the year ended December 31, 2008, primarily due to (i) an increase of approximately 135.2% in patient cases from existing centers and increase in patient cases as a result of the opening of 16 new centers in 2009, and (ii) consolidation of China Medstar’s revenues for the entire fiscal year 2009 as compared to only the last five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008.
     Cost of Revenues. Total cost of revenues increased by 92.0% to RMB87.6 million (US$12.8 million) for the year ended December 31, 2009 from RMB45.6 million for the year ended December 31, 2008. This increase was due primarily to (i) an increase in our depreciation costs related to the opening on new centers and the resulting increase in salaries and benefits for additional personnel employed by and assigned to the new centers and (ii) consolidation of China Medstar’s cost of revenues for the entire fiscal year 2009 as compared to only the last five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008.

     Cost of revenues as a percentage of our total net revenues increased to 29.9% for the year ended December 31, 2009 from 26.5% for the year ended December 31, 2008. This increase was due primarily to:
•	an increase in the number of new centers that are in operation and the higher cost of revenues as a percentage of total net revenues associated with such centers during their ramp-up period; and

•	an increase in the number of new centers that offer diagnostic imaging services, which have a higher cost of revenues as a percentage of total net revenues as compared to radiotherapy treatments.
     This increase in cost of revenues as a percentage of total net revenues was partially offset by an increase in net revenues derived from centers managed under service-only agreements as a percentage of our total net revenues to 9.8% for the year ended December 31, 2009 from 7.4% for the year ended December 31, 2008. Centers managed under service-only agreements have a lower cost of revenues as a percentage of total net revenues as compared to centers managed under lease and management services arrangements. This is because we do not purchase the medical equipment used in the centers managed under service-only agreements and, as a result, do not incur the associated equipment depreciation and amortization expenses.
     Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 62.4% to RMB204.9 million (US$30.0 million) for the year ended December 31, 2009 from RMB126.2 million for the year ended December 31, 2008. Our gross margin decreased to 70.1% for the year ended December 31, 2009 from 73.5% for the year ended December 31, 2008.
     Operating Expenses. Our operating expenses increased by 53.9% to RMB37.5 million (US$5.5 million) for the year ended December 31, 2009 from RMB24.4 million for the year ended December 31, 2008 due primarily to (i) an increase in salaries and employee benefits payment associated with an increased headcount primarily as a result of business expansion, (ii) RMB1.0 million in share-based compensation expenses related to certain option grants in November 2009 and (iii) consolidation of China Medstar’s operating expenses for the entire fiscal year 2009 as compared to only the last five months of 2008. Operating expenses as a percentage of our total net revenues decreased to 12.8% for the year ended December 31, 2009 from 14.2% for the year ended December 31, 2008 due primarily to increased economies of scale.
•	Selling Expenses. Our selling expenses increased by 39.6% to RMB7.7 million (US$1.1 million) for the year ended December 31, 2009 from RMB5.5 million for the year ended December 31, 2008. This increase in our selling expenses was due primarily to an approximately 172.0% increase in travelling expenses and office expenses to approximately RMB2.3 million (US$0.3 million) related to increased business development efforts. Selling expenses as a percentage of our total net revenues decreased to 2.6% for the year ended December 31, 2009 from 3.2% for the year ended December 31, 2008 mainly due to increased economies of scale.

•	General and Administrative Expenses. Our general and administrative expenses increased by 58.0% to RMB29.8 million (US$4.4 million) for the year ended December 31, 2009 from RMB18.9 million for the year ended December 31, 2008. This increase was due primarily to (i) increases in salaries and benefits payment in connection with the increased headcount of our personnel and their travel related expenses, and (ii) increases in auditing expenses. Our share-based compensation charges in 2009 includes options that we granted in November 2009 to our executive officers, directors and other employees to purchase pursuant to our 2008 share incentive plan an aggregate of 4,765,800 ordinary shares. General and administrative expenses as a percentage of our total net revenues decreased to 10.2% for the year ended December 31, 2009 from 11.0% for the year ended December 31, 2008 mainly due to economies of scale.
     Operating Income. As a result of the foregoing, our operating income increased by 64.4% to RMB167.4 million (US$24.5 million) for the year ended December 31, 2009 from RMB101.8 million for the year ended December 31, 2008. Operating margin decreased to 57.2% for the year ended December 31, 2009 from 59.3% for the year ended December 31, 2008.

     Interest Expense. Our interest expense decreased by 7.6% to RMB6.9 million (US$1.0 million) for the year ended December 31, 2009 from RMB7.5 million for the year ended December 31, 2008. This decrease was due primarily to a decrease in the imputed interest rate on borrowings due to related party, which was partially offset by increase in our total interest expense from bank borrowings.
     Change in Fair Value of Convertible Notes. We recorded a gain of RMB0.5 million from change in fair value of convertible notes for the year ended December 31, 2008. As all convertible notes were converted into our Series A contingently redeemable preferred shares in 2008, we did not record such gain for the year ended December 31, 2009.
     Foreign Exchange Loss. Our foreign exchange loss decreased by 34.5% to RMB0.2 million (US$31,000) for the year ended December 31, 2009 from RMB0.3 million for the year ended December 31, 2008. The loss was due primarily to depreciation of our cash balances held in U.S. dollars against the Renminbi.
     Gain from Disposal of Equipment. We recorded a gain of RMB0.7 million from the disposal of equipment for the year ended December 31, 2008 while we did not record such gain for the year ended December 31, 2009.
     Interest Income. Our interest income increased by 120.5% to RMB0.9 million (US$0.1 million) for the year ended December 31, 2009 from RMB0.4 million for the year ended December 31, 2008. This increase was due primarily to an increase in cash balances during the year ended December 31, 2009 as compared to the same period in 2008 primarily as a result of proceeds received from the issuance of our Series B contingently convertible preferred shares in October 2008.
     Income Taxes. Our income tax expense increased by 56.0% to RMB36.4 million (US$5.3 million) for the year ended December 31, 2009 from RMB23.3 million for the year ended December 31, 2008. This increase was due primarily to increase in our taxable profits, which was partially offset by a lower effective enterprise income tax rate of 22.6% for the year ended December 31, 2009 as compared to 22.8% for the year ended December 31, 2008.
     Net Income and Net Margin. As a result of the foregoing, our net income increased by 57.9% to RMB124.8 million (US$18.3 million) for the year ended December 31, 2009 from RMB79.1 million for the year ended December 31, 2008. Net margin decreased to 42.7% for the year ended December 31, 2009 from 46.0% for the year ended December 31, 2008.
The Year Ended December 31, 2008 (Successor Period) Compared to the Period From January 1, 2007 to October 30, 2007 (Predecessor Period) and the Period from September 10, 2007 to December 31, 2007 (Successor Period)
     Total Net Revenues. Our total net revenues were RMB171.8 million in 2008. Our total net revenues from leasing and management services were RMB155.1 million in 2008, which accounted for approximately 37.6% of the total medical service fees received from four network of centers in 2008. Our total net revenues were RMB67.4 million for the period from January 1, 2007 to October 30, 2007 and RMB14.0 million for the period from September 10, 2007 to December 31, 2007.
     In 2008, our total net revenues increased due to the addition of China Medstar’s network of 23 centers that became consolidated in our results of operations from August 2008 onwards, the revenue contribution from the additional centers established by us during 2008 and an increase in patient cases for existing centers.
     Our total net revenues also increased due to additional revenue from management services provided under service-only agreements as a result of an increase in the number of patients at centers managed under service-only agreements and revenue derived from Chang’an Hospital that we began to manage in 2008. Total net revenues derived from our management services increased from 6.4% for the period from January 1, 2007 to October 30, 2007, to 7.0% for the period from September 10, 2007 to December 31, 2007 and to 7.4% in 2008.
     Cost of Revenues. Our cost of revenues was RMB45.6 million in 2008. Our cost of revenues was RMB20.4 million for the period from January 1, 2007 to October 30, 2007 and RMB3.9 million for the period from September

10, 2007 to December 31, 2007. Our cost of revenue as a percentage of total net revenues was 26.5% in 2008. Our cost of revenues as a percentage of total net revenues was 30.3% for the period from January 1, 2007 to October 30, 2007 and 28.0% for the period from September 10, 2007 to December 31, 2007. Our cost of revenue as a percentage of our total net revenues for the period from September 10, 2007 to December 31, 2007 and in 2008 was affected by the downward purchase price adjustment to the fair value of the medical equipment used in our network of centers and a decrease in depreciation expenses as a result, which was partially offset by the increase in amortization of acquired intangibles. Our cost of revenues as a percentage of total net revenues is also affected by the increase in net revenues derived from service-only agreements as a percentage of our total revenue. Service-only agreements do not require us to the purchase medical equipment and, as a result, we do not incur the associated depreciation expenses for the medical equipment used in centers that we manage under service-only agreements, resulting in a lower cost of revenues as a percentage of total net revenues.
     Gross Profit and Gross Margin. As a result of the foregoing, our gross profit was RMB126.2 million in 2008. Our gross profit was RMB47.0 million for the period from January 1, 2007 to October 30, 2007 and RMB10.1 million for the period from September 10, 2007 to December 31, 2007. Our gross margin was 73.5% in 2008. Our gross margin was 69.7% for the period from January 1, 2007 to October 30, 2007 and 72.0% for the period from September 10, 2007 to December 31, 2007.
     Operating Expenses. Our operating expenses were RMB24.4 million 2008. Our operating expenses were RMB10.1 million for the period from January 1, 2007 to October 30, 2007 and RMB57.9 million for the period from September 10, 2007 to December 31, 2007. Our operating expenses as a percentage of total net revenues were 14.2% in 2008. Our operating expenses as a percentage of total net revenues were 14.9% for the period from January 1, 2007 to October 30, 2007 and 414.3% for the period from September 10, 2007 to December 31, 2007.
•	Selling Expenses. Our selling expenses were RMB5.5 million in 2008. Our selling expenses were RMB1.6 million for the period from January 1, 2007 to October 30, 2007 and RMB0.8 million for the period from September 10, 2007 to December 31, 2007. Our selling expenses as a percentage of total net revenues were 3.2% in 2008. Our selling expenses as a percentage of total net revenues were 2.4% for the period from January 1, 2007 to October 30, 2007 and 5.4% for the period from September 10, 2007 to December 31, 2007.

•	General and Administrative Expenses. Our general and administrative expenses were RMB18.9 million in 2008. Our general and administrative expenses were RMB8.5 million for the period from January 1, 2007 to October 30, 2007 and RMB57.2 million for the period from September 10, 2007 to December 31, 2007. Our general and administrative expenses as a percentage of total net revenues were 11.0% in 2008. Our general and administrative expenses as a percentage of total net revenues were 12.6% for the period from January 1, 2007 to October 30, 2007 and 408.9% for the period from September 10, 2007 to December 31, 2007. The general and administrative expenses for the period from September 10, 2007 to December 31, 2007 were affected by the share-based compensation expenses from the grant of certain OMS share options, which amounted to RMB49.5 million. The general and administrative expenses in 2008 were also affected by the share-based compensation expenses that amounted to RMB4.2 million (US$0.6 million) from the transfer of vested options of certain OMS share options to three of our executive directors.
     Operating Income. As a result of the foregoing, our operating income was RMB101.8 million in 2008. Our operating income was RMB36.9 million for the period from January 1, 2007 to October 30, 2007 and we had an operating loss of RMB47.9 million for the period from September 10, 2007 to December 31, 2007.
     Interest Income. Our interest expenses was RMB7.5 million in 2008. Our interest expense was RMB1.0 million for the period from January 1, 2007 to October 30, 2007 and RMB0.3 million for the period from September 10, 2007 to December 31, 2007.
     Change in Fair Value of Convertible Notes. We recorded a loss from change in fair value of convertible notes of RMB0.5 million in 2008. We recorded a loss from change in fair value of convertible notes was RMB0.3 million for the period from September 10, 2007 to December 31, 2007 while we did not record such loss for the period from January 1, 2007 to October 30, 2007.
     Foreign Exchange Loss. Our foreign exchanges loss was RMB0.3 million in 2008. Our foreign exchange loss was RMB4,000 for the period from September 10, 2007 to December 31, 2007 while we did not record any foreign exchange loss for the period from January 1, 2007 to October 30, 2007.
     Gain from Disposal of Equipment. Our gain from disposal of equipment under capital lease was RMB0.7 million in 2008. Our loss from disposal of equipment under capital lease was RMB1.6 million for the period from January 1, 2007 to October 30, 2007 and was RMB25,000 for the period from September 10, 2007 to December 31, 2007.
     Interest Income. Our interest income was RMB0.4 million in 2008. Our interest income was RMB15,000 for the period from January 1, 2007 to October 30, 2007 while we did not record such income for the period from September 10, 2007 to December 31, 2007.
     Other Income. We had other income of RMB7.7 million in 2008 that was the result of restitution payments from certain employees and former employees related to the return of corporate funds that they had misappropriated.
     Income Taxes. Our income tax expense was RMB23.3 million in 2008. Our income tax expense was RMB15.0 million for the period from January 1, 2007 to October 30, 2007 and our income tax benefit was RMB0.2 million for the period from September 10, 2007 to December 31, 2007.
     Net Income and Net Margin. As a result of the foregoing, our net income was RMB79.1 million in 2008. Our net income was RMB19.4 million for the period from January 1, 2007 to October 30, 2007 and our net loss was RMB48.3 million for the period from September 10, 2007 to December 31, 2007.
B. Liquidity and Capital Resources
     Our liquidity needs include (i) net cash used in operating activities that consists of (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; and (ii) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our operations primarily through cash flows from operations and short- and long-term bank borrowings, as well as the issuance of convertible notes and contingently redeemable convertible preferred shares and more recently through the proceeds from our initial public offering. In December 2009, we received net proceeds of US$120.3 million from our initial public offering.
     As of December 31, 2007, 2008, 2009, we had RMB39.8 million, RMB354.0 million and RMB1,037.2 million (US$152.0 million) in cash, respectively. As of December 31, 2009, we had RMB11.5 million (US$1.7 million) in short-term borrowings outstanding and RMB138.4 million (US$20.3 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding. As of December 31, 2008, we had RMB20.8 million in short-term bank borrowings outstanding and RMB92.0 million in long-term bank borrowings outstanding, including the current portion of such long-term borrowings outstanding. We did not have any short-term and long-term bank borrowings outstanding as of December 31, 2007. Our cash primarily consists of cash on hand and bank deposits.
     On November 17, 2009, we entered into a framework strategic cooperation agreement with China Construction Bank Company Limited, Shenzhen Branch, or CCB Shenzhen. Under the agreement, subject to compliance by CCB Shenzhen with relevant laws and regulations, credit approval by CCB Shenzhen and the negotiation and signing of definitive loan agreements, CCB Shenzhen intends to grant us credit facilities up to an amount equivalent to RMB1.5 billion (US$219.7 million), either in RMB or in foreign currencies, over the course of the next three years to support our development. The credit facilities may be in the form of, among others, working capital loans, fixed asset project loans, bridge loans or guarantees. No assurance can be given that any portion of such credit facilities will be eventually granted to us as currently contemplated in this agreement or at all.

     The following table sets forth a summary of our cash flows for the periods indicated:

	Predecessor	Successor
	Period from	Period from
	January 1,	September 10,
	2007 to	2007 to	Concord Medical (Successor)
	October 30,	December 31,	Year Ended December 31,
	2007	2007	2008	2009
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	44,593	6,103	46,774	135,883	19,908
Net cash used in investing activities (1)	(50,452)	(30,441)	(376,371)	(272,269)	(39,887)
Net cash generated from financing activities	6,020	63,225	649,494	819,846	120,107
Exchange rate effect on cash	—	138	(5,698)	(212)	(32)
Net increase in cash	161	39,025	314,199	683,248	100,096
Cash at beginning of the period year	606	767	39,792	353,991	51,860
Cash at end of the period year	767	39,792	353,991	1,037,239	151,956

(1)	Net cash used in investing activities in 2008 and 2009 includes acquisitions, net of cash acquired, of RMB231.5 million and RMB32.2 million (US$4.7 million), respectively.
Operating Activities
     The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners and cash payments that we made in connection with establishing new centers.
     Net cash generated from operating activities increased by 190.5% to RMB135.9 million (US$19.9 million) for the year ended December 31, 2009 from RMB46.8 million for the year ended December 31, 2008. Net cash generated from operating activities for the year ended December 31, 2009 was due primarily to cash received from an increased number of hospital partners which, in turn, was primarily a result of our acquisition of China Medstar. This increase was partially offset by an increase in accounts receivable and a decrease in accrued expenses and other liabilities.
     Net cash generated from operating activities in 2008 was RMB46.8 million. Net cash generated from operating activities was due primarily to cash received from our hospital partners, which was partially offset by deposits made by us that amounted to RMB15.0 million to Chang’an Hospital as performance guarantee, a decrease in accounts payable that amounted to RMB20.2 million and an increase in accounts receivable that amounted to RMB19.3 million.
     Net cash generated from operating activities for the period from September 10, 2007 to December 31, 2007 was RMB6.1 million. Net cash generated from operating activities was due primarily to an increase in accrued expenses and other liabilities that amounted to RMB2.0 million and a decrease in advance made to a hospital of RMB2.7 million.
     Net cash generated from operating activities for the period from January 1, 2007 to October 30, 2007 was RMB44.6 million. Net cash generated from operating activities was due primarily to cash received from our hospital partners and an increase in accrued expenses and other liabilities of RMB4.1 million, which was partially offset by an increase in accounts receivable of RMB5.4 million and an increase in prepayments and other current assets of RMB4.8 million.
Investing Activities
     Net cash used in investing activities for the year ended December 31, 2009 was RMB272.3 million (US$39.9 million). Net cash used in investing activities for the year ended December 31, 2009 was due primarily to (i) deposits paid for the purchase of medical equipment for new centers that amounted to RMB63.0 million (US$9.2 million), (ii) the purchase of medical equipment for new centers (including the purchase from Chang’an Hospital of the six units of radiotherapy and diagnostic imaging equipment) that amounted to RMB168.8 million (US$24.7 million) and (iii) the payment of the remaining acquisition consideration for Xing Heng Feng Medical and certain other business of RMB32.0 million (US$4.7 million).
     Net cash used in investing activities in 2008 was RMB376.4 million. Net cash used in investing activities in 2008 was due primarily to our acquisitions of China Medstar, Xing Heng Feng Medical and certain other businesses to expand our network that amounted to RMB231.5 million, deposits paid for the purchase of medical equipment for new centers that amounted to RMB95.1 million and the purchase of medical equipment for new centers that amounted to RMB31.6 million.
     Net cash used in investing activities for the period from September 10, 2007 to December 31, 2007 was RMB30.4 million. Net cash used in investing activities for the period was due primarily to the purchase of medical equipment for new centers that amounted to RMB22.5 million and the deposits paid for the purchase of medical equipment for new centers that amounted to RMB13.6 million.
     Net cash used in investing activities for the period from January 1, 2007 to October 30, 2007 was RMB50.5 million. Net cash used in investing activities for the period was due primarily to the purchase of medical equipment for new centers that amounted to RMB43.4 million and the deposits paid for the purchase of medical equipment for new centers that amounted to RMB13.0 million.
Financing Activities
     Net cash generated from financing activities for the year ended December 31, 2009 was RMB819.8 million (US$120.1 million). Net cash generated from financing activities for the year ended December 31, 2009 was due primarily to the proceeds from our initial public offering, net of issuance cost, of RMB820.9 million (US$120.3 million), the proceeds from long-term bank borrowings of RMB135.6 million (US$19.9 million), the proceeds from short-term bank borrowings of RMB19.0 million (US$2.8 million) and a decrease in restricted cash of RMB4.7 million (US$0.7 million), which were partially offset by the repayment of long-term bank borrowings of RMB89.1 million (US$13.1 million) and the repayment of short-term bank borrowings of RMB28.3 million (US$4.1 million).
     Net cash generated from financing activities in 2008 was RMB649.5 million. Net cash generated from financing activities in 2008 was due primarily to proceeds received from the issuance of our Series A and Series B contingently redeemable convertible preferred shares and convertible notes that amounted to RMB613.2 million, proceeds received from the exercise of share options that amounted to RMB114.6 million and proceeds from short-term bank borrowings of RMB20.8 million, which was partially offset by repayments of loans from certain related parties that amounted to RMB41.7 million, the repayment of long-term bank borrowings of RMB37.9 million and the repayment of short-term bank borrowings of RMB21.5 million.
     Net cash generated from financing activities for the period from September 10, 2007 to December 31, 2007 was RMB63.2 million. Net cash generated from financing activities for the period was due primarily to proceeds received from the issuance of our convertible notes that amounted to RMB36.5 million and loan received from certain shareholders that amounted to RMB32.4 million.
     Net cash generated from financing activities for the period from January 1, 2007 to October 30, 2007 was RMB6.0 million. Net cash generated from financing activities for the period was due primarily to loan received from certain shareholders that amounted to RMB6.8 million which was partially offset by repayment of obligations under capitalized leases of RMB0.8 million.
Acquisitions and Capital Expenditures
     In July 2008, we acquired China Medstar for £17.1 million, or approximately RMB238.7 million in cash. The transaction was accepted by the shareholders of China Medstar and closed on July 31, 2008.
     We also acquired control of Xing Heng Feng Medical in October 2008 for total consideration of RMB35.0 million.

     We also acquired certain other businesses in March and August 2008 related to radiotherapy and diagnostic imaging centers managed by third parties for total consideration of RMB14.0 million (US$2.0 million). The acquisition consideration was fully paid as of December 31, 2009.
     In 2007 and 2008 and 2009, our capital expenditures totaled RMB65.9 million, RMB31.6 million and RMB228.7 million (US$33.5 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Capital expenditures increased in 2009 as compared to 2008 as we established a significant number of our own centers in 2009 as compared to 2008, where in 2008 the expansion of our network was primarily through acquisition. Capital expenditure decreased in 2008 as compared to 2007 due to our expansion of our network through the acquisitions of China Medstar, Xing Heng Feng Medical and other businesses in 2008. In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we previously managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million (US$10.7 million), which was fully paid as of December 31, 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five remaining centers in which these six units of equipment are located.
     In addition, we entered into an agreement in April 2010 to acquire four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million (US$8.8 million) by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd. We acquisition payment was made from cash generated from our operating cash flow. Furthermore, we have entered into an agreement in April 2010 with Chang’an Hospital to acquire 52% equity interest in Wanjie Huaxiang for RMB103.2 million (US$15.1 million). Wanjie Huaxiang currently owns the relevant building and land in which Chang’an Hospital is located. The acquisition of such equity interest is subject to the relevant governmental approval and the consideration is to be paid three months after such approval is received and the completion of the relevant registration requirement with government authorities. We plan to fund this acquisition with proceeds raised from our initial public offering, our operating cash flow and bank loans.
     We estimate that our expected aggregate capital expenditures in 2010 will be approximately RMB400 million (US$58.6 million) to RMB450 million (US$65.9 million), which we will use mainly for the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the purchase of medical equipment and for the establishment of our specialty cancer hospitals.
     We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.
Recently Issued Accounting Pronouncements
     In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. We are still assessing the impact of adoption of ASU 2009-13 onto its consolidated financial statements.
     In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.
C.	Research and Development
     We do not make, and do not expect to make, significant expenditures on research and development activities.
Intellectual Property
     We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for the registration of our trademark “Medstar” to protect our corporate name. We also own the rights to 146 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not directly dependent upon any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information — D. Risk Factors — Risk Related to Our Company — We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.” As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.
D.	Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Off Balance Sheet Arrangements
     We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
F.	Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(RMB in thousands)
Short-term debt obligations	12,103	12,103	—	—	—
Long-term debt obligations	145,588	60,448	85,140	—	—
Capital lease obligations	13,954	3,781	7,562	2,611	—
Operating lease obligations	12,487	5,215	7,272	—	—
Purchase obligations	170,657	170,657	—	—	—

Total	354,789	252,204	99,974	2,611	—

     Our short- and long-term debt obligations as of December 31, 2009 represent bank borrowings obtained by our subsidiary Shanghai Medstar. All such borrowings were entered into with the Agricultural Bank of China and are secured by medical equipment under capital lease. Our short-term bank borrowing outstanding as of December 31, 2009 had a weighted average interest rate of 2.42% per annum. Our long-term bank borrowing outstanding as of December 31, 2009 had a weighted average interest rate of 5.29% per annum.
     As of December 31, 2009, we had RMB11.5 million (US$1.7 million) in short-term borrowings outstanding and RMB138.4 million (US$20.3 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding. Our short-term borrowing bore a weighted average interest of 2.42% per annum and our long-term borrowings bore a weighted average interest of 5.29% per annum.
     Shanghai Medstar entered into three additional long-term borrowing arrangements with the Agricultural Bank of China with a total amount of RMB53.8 million (US$7.9 million), all with a term to maturity of three years. These long-term borrowing arrangements each has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China adjusted every three months. Shanghai Medstar is required to make monthly payments beginning in October 2009 in an amount equal to RMB170,000 (US$24,900) and a final payment of RMB50,000 (US$7,300) at maturity related to one of the borrowings and monthly payments beginning in November 2009 in an amount equal to RMB1.2 million (US$0.2 million) and a final payment of RMB0.4 million (US$0.1 million) at maturity related to another borrowing.
     Shanghai Medstar entered into a RMB6.8 million (US$1.0 million) long-term borrowing arrangement with the Agricultural Bank of China in December 2009 that matures in November 2012. The long-term borrowing arrangement has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China adjusted every three months. Shanghai Medstar is required to make monthly payments beginning in January 2010 in an amount equal to RMB190,000 (US$27,800) and a final payment of RMB150,000 (US$22,000) at maturity.
     Shanghai Medstar also entered into a short-term loan agreement in June 2009 with HSBC Bank (China) Company Limited for RMB15.0 million (US$2.2 million) that matures in June 2010 bearing interest at a rate of 5.16%, secured by account receivables of Shanghai Medstar and guaranteed by Aohua Medical. This borrowing contains restrictive covenants requiring the maintenance of tangible net worth of RMB400.0 million and RMB180.0 million by China Medstar and Aohua Medical, respectively, and a total liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.5 times and 0.36 times at all time for China Medstar and Aohua Medical, respectively.
     Aohua Medical has entered into a long-term loan agreement in January 2009 with China Construction Bank, Shenzhen Branch for RMB20.0 million (US$2.9 million) that matures in January 2012. This long-term borrowing has a variable annual interest rate equal to 110% of the benchmark lending rate of the People’s Bank of China, adjusted every 12 months, secured by accounts receivable of Aohua Medical and Aohua Leasing and guaranteed by Aohua Leasing. Aohua Medical is required to make monthly repayments as to the principal of the borrowing beginning on the fourth month after the loan is obtained.
     Aohua Medical obtained a bank loan facility in the principal amount of RMB20.0 million (US$2.9 million) from China Merchant Bank Company Limited in September 2009 that expires in September 2010. This bank loan facility is guaranteed by Aohua Leasing. Interest rate for this bank loan facility is to be determined in accordance with the specific loan agreement entered into every time the facility is drawn down. As of December 31, 2009, Aohua Medical had drawn down RMB4.0 million (US$0.6 million) of this facility.
     Aohua Leasing entered into a RMB100.0 million (US$14.6 million) banking facility with China Construction Bank in August 2009 that matures in August 2012. This banking facility bears interest rate equal to a floating rate of the People’s Bank of China’s benchmark lending rate adjusted every twelve months, which was 5.4% in August 2009. We expect to use this banking facility for the purchase of medical equipment in the future and any amount drawn under the facility will be secured by the respective medical equipment to be purchased and accounts receivable of Aohua Leasing, as well as guaranteed by Aohua Medical and Shanghai Medstar. Aohua Leasing is required under the facility agreement to make quarterly repayments of the principal.
     Aohua Leasing obtained a trade financing facility in the principal amount of RMB20.0 million (US$2.9 million) from China Construction Bank in January 2009 that expired in January 2010. Under this trade financing facility, Aohua Leasing was required to pay a management fee to China Construction Bank in an amount equal to 5.5% of the total principal amount under this facility. This trade financing facility was secured by accounts receivable of Aohua Leasing and guaranteed by Aohua Medical and Shanghai Medstar.
     During the year ended December 31, 2009, we entered into two non-cancellable corporate office operating leases with a lease term of two and three years, respectively. As of December 31, 2009, our operating lease obligation for 2010, 2011 and 2012 was RMB5.2 million (US$0.8 million), RMB4.8 million (US$0.7 million) and RMB2.5 million (US$0.4 million), respectively.
     As of December 2009, we had purchase obligation for certain medical equipment that amounted to RMB170.7 million (US$25.0 million), which are all scheduled to be paid within one year.
G.	Safe Harbor
     This annual report contains forward looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements include, among other things, statements relating to:
•	the risks, challenges and uncertainties in the radiotherapy and diagnostic imaging industry and for our business generally;

•	our current expansion strategy, including our ability to expand our network of centers and to establish specialty cancer hospitals;

•	our ability to maintain strong working relationships with our hospital partners;

•	our expectations regarding patients’ and their referring doctors’ demand for and acceptance of the radiotherapy and diagnostic imaging services offered by our centers;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government;

•	technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our ability to obtain and maintain permits, licenses and registrations to carry on our business;

•	our future prospects, business development, results of operations and financial condition; and

•	fluctuations in general economic and business conditions in China.
     The forward looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	38	Director, chief executive officer and president
Zheng Cheng	45	Co-chairman of the board of directors and chief operating officer
Steve Sun	48	Co-chairman of the board of directors and chief financial officer
Jing Zhang	45	Director and executive president
Yaw Kong Yap	45	Director and financial controller
Shirley Chen	44	Director
Feng Xiao	37	Director
Elaine Zong	38	Director
Wai Hong Ku	58	Director
Denny Lee	41	Independent director
Hongbin Cai	43	Independent director
Boxun Zhang	33	Corporate vice president
     Dr. Jianyu Yang has served as a director of our company and our chief executive officer and president since 2007. Prior to joining our company, Dr. Yang served as chief executive officer of Eguard Resource Development Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange in China principally engaged in the provision of comprehensive solutions in recycling, re-use of solid wastes and wastewater since 2003, vice president of Beijing

Sound Environmental Group Co. Ltd. from 2002 to 2003, assistant to the general manager of Xiangcai Securities Co., Ltd. from 2000 to 2002, and senior economist at China Agricultural Bank from 1999 to 2000. Dr. Yang received a doctorate degree in economics from Liaoning University in 1999 in China.
     Dr. Zheng Cheng has served as co-chairman of our board of directors and our chief operating officer since 2008. Dr. Cheng was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Dr. Cheng served as division chief of steel products of China National Defense Military Material General Company from 1992 to 1996 and military physician in the Department of Cerebral Surgery of the Beijing Air Force General Hospital from 1986 to 1992 and in the No. 1 Field Clinic of Yunnan Laoshan Frontier in 1986. Dr. Cheng received his bachelor’s degree in clinical neurosurgery from the First Military Medical University of the People’s Liberation Army of China in 1986. Dr. Cheng is a qualified clinical surgeon in China.
     Mr. Steve Sun has served as co-chairman of our board of directors since 2008 and our chief financial officer since 2009. Mr. Sun was a director and the president of Aohua Medical from 2006 to 2008. Prior to joining our company, Mr. Sun served as the chief operating officer of Sunshine 100 Real Estate Group, a Beijing-based real estate company, from 2004 to 2005 and executive vice president of AE Capital Markets Inc., a New York-based investment bank, from 1997 to 2000. Mr. Sun received a master’s degree in business management from the University of Chicago in 1996, a master’s degree in operational research from Xidian University in 1985 and a bachelor’s degree in mathematics from Heilongjiang University in 1983.
     Mr. Jing Zhang has served as a director of our company and our executive president since 2008. Mr. Zhang was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Mr. Zhang was in charge of research and development at the Institute of Chemistry of Beijing Timber General Co., Ltd. from 1987 to 1996. Mr. Zhang received a bachelor’s degree in polymer chemistry from the Beijing Institute of Chemical Technology in 1987.
     Mr. Yaw Kong Yap has served as a director of our company and our financial controller since 2008. Mr. Yap joined China Medstar in 2005 and served as its chief financial officer prior to our acquisition of China Medstar. Prior to joining China Medstar, Mr. Yap served as the chief executive officer of Advanced Produce Centre Development Pte, Ltd., a Singapore real estate company, from 2003 to 2005, the chief financial officer of Global Fruits Pte Limited from 1999 to 2003, the regional financial controller of America Air Filtration Asia from 1996 to 1998 and the financial controller of Chevalier International (USA) Ltd. from 1991 to 1996. Mr. Yap received a bachelor’s degree from Indiana University of Pennsylvania in the United States in 1990. Mr. Yap was a Certified Public Accountant in the United States.
     Ms. Shirley Chen has served as a director of our company since 2007. Ms. Chen is also currently a managing director of China International Capital Corporation Limited, or CICC, and head of private equity and chief executive officer of CICC Investment Group Company Limited, an affiliate of CICC. Ms. Chen joined CICC in 2003 and was a managing director of its Investment Banking Department. Prior to joining CICC, she was a director of Credit Suisse First Boston and worked in its Investment Banking Division in New York and Hong Kong from 1995 to 2002. Ms. Chen received an M.B.A. degree from Yale University’s School of Management, a master of law degree in International Economic Law from Wuhan University and a bachelor of law degree in International Law from Wuhan University in China.
     Mr. Feng Xiao has served as a director of our company since 2008. Mr. Xiao is also currently a managing director of the Carlyle Group, focusing on growth capital investments in China. Mr. Xiao had served as a vice president at CICC from 2000 to 2005, where he had been involved in the restructuring and listing of a number of leading Chinese companies, and worked at as a lawyer and a registered trademark agent at China Patent Agent (HK) Limited from 1995 to 1998. Mr. Xiao received an M.B.A. degree from the China Europe International Business School in 1999 and a bachelor’s degree in both computer science and English from Tsinghua University in 1995. Mr. Xiao also holds a lawyer’s qualification certificate in China.
     Ms. Elaine Zong has served as a director of our company since 2008. Ms. Zong was a managing director of C.V. Starr Investment Advisors (Asia) Limited, focusing on private equity investments in China, from 2006 to 2010. Ms. Zong served as senior vice president at Deutsche Bank from 2005 to 2006, as vice president at Merrill Lynch from 2001 to 2003, and as an associate in the investment banking division of J.P. Morgan from 1998 to 2001. Ms.

Zong received an M.B.A. degree from the University of Chicago in the United States in 1998 and a bachelor’s degree in economics from Fudan University of China in 1992. Ms. Zong is a Chartered Financial Analyst.
     Mr. Wai Hong Ku has served as a director of our company since 2005. Mr. Ku is also currently a member of the board of directors and the general manager of Yanli Paper (China) Limited. Mr. Ku was the general manager of Fengjia Industries Co., Ltd. from 1992 to 1995 and was a project planning manager and the general manager of Zhong Fa Development Company of Addi Lee & Partners Limited from 1979 to 1992, responsible for the development of hotels and other properties.
     Mr. Denny Lee has served as an independent non-executive director of our company since December 2009. Mr. Lee is currently a non-executive director of Netease.com, Inc., a company listed on the Nasdaq Global Select Market, and an independent director and chairman of the audit committee of three NYSE listed companies, New Oriental Education & Technology Group Inc., Acorn International, Inc. and Gushan Environmental Energy Limited. Previously, Mr. Lee was the chief financial officer of Netease.com until June 2007 and the financial controller of Netease.com from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.
     Dr. Hongbin Cai has served as an independent non-executive director of our company since March 2010. Dr. Cai is currently a professor in economics and an associate dean at Peking University’s Guanghua School of Management. Since 2006, he has been serving as a director of the Mirrlees Institute of Economic Policy Research and an associate director of the Institute of Poverty Research at Peking University. Prior to returning to Peking University as a professor, he served as an assistant professor of the economics department at the University of California, Los Angeles from 1997 to 2005. From 2000 to 2001, he served as a visiting assistant professor at the economics department and the Cowles Foundation of Yale University. Dr. Cai holds a Ph.D. in Economics and an M.A. in Statistics from Stanford University, an M.A. in Economics from Peking University and a B.A. in Mathematics from Wuhan University. He has received various national recognitions in China, including being named as a National Chang Jiang Scholar and a National Outstanding Young Researcher and his academic papers have been published in renowned journals such as the American Economic Review, the Rand Journal of Economics, the Journal of Public Economics, the Journal of Economic Theory, and the Economic Journal.
     Mr. Boxun Zhang has served as corporate vice president of our company since August 2009. Prior to joining our company, from 2006 to August 2009, Mr. Zhang served as the director of financial and business analysis, financial controller and investment controller of Suntech Power Holdings Co., Ltd, a Cayman Islands company listed on the NYSE principally engaged in the design, manufacture and sale of solar energy products. Mr. Zhang previously worked for the investment bank department of Credit Suisse from 2004 to 2005 and was a senior auditor for PricewaterhouseCooper from 1998 to 2002. Mr. Zhang received his MBA degree from Cass Business School in the United Kingdom in 2004 and a bachelor’s degree in accounting and auditing from Wuhan University in China in 1998.
     The address of our directors and executive officers is Concord Medical Services Holdings Limited, 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.
B.	Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
     In 2009, the aggregate cash compensation to all of our directors and our executive officers was RMB3.2 million (US$0.5 million). For share-based compensation, see “— Share Incentive Plans.” The total amount accrued in 2009 for pension, retirement or other similar benefits to our directors and our executive officers was approximately RMB231,000 (US$34,000).

Share Incentive Plans
     OMS Share Option Plan
     On November 17, 2007, OMS, the predecessor of our company, adopted a share option plan, or the OMS option plan, pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Mr. Jianyu Yang and Mr. Steve Sun, or the OMS grantees, options to purchase a total of up to 25,000,000 ordinary shares, or the OMS share options, to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share, which the board of OMS determined to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.
     On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved certain performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares to purchase shares of our company, with each option having an exercise price of US$0.79 exercisable before December 31, 2008. On the same day, two of the OMS grantees, Mr. Jianyu Yang and Mr. Steve Sun, exercised their respective options to purchase an aggregate of 6,355,400 ordinary shares of our company, with total proceeds from such exercise received by us amounting to approximately RMB34.4 million (US$5.0 million). We recorded share-based compensation expense of approximately RMB49.5 million in 2007 related to these options granted, which was recorded in general and administrative expenses. The third OMS grantee, Mr. Haifeng Liu, sold all of his vested options to purchase 14,829,200 ordinary shares of our company to three former directors of China Medstar who are now our directors and executive officers as employment incentive for such directors. The three executive directors subsequently exercised the vested options with total proceeds from such exercise received by us amounting to approximately US$11.7 million. Given the transfer of the OMS share options to the three directors was provided as an employment incentive, we recorded additional share-based compensation expense of approximately RMB4.2 million (US$0.6 million) in 2008, which was recorded in general and administrative expenses.
     2008 Share Incentive Plan
     The 2008 share incentive plan was adopted by our shareholders on October 16, 2008 and amended on November 17, 2009 to increase the number of ordinary shares available for grant under the plan. Our share incentive plan provides for the grant of options, share appreciation rights, or other share-based awards, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company’s success.
     Termination of Awards. Options have specified terms set forth in a share option agreement. If the recipient’s employment with the company is terminated for any reason, the recipient’s vested options shall remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options shall terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.
     Administration. Our 2008 share incentive plan is currently administered by the compensation committee of our board of directors. Our board of directors or the compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our board of directors or the compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

     Option Exercise. The term of options granted under the 2008 share incentive plan may not exceed eight years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the compensation committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalent.
     Change in Control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination or if during any two consecutive year period individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. Our board of directors or the compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.
     Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2008 share incentive plan. Amendments or alterations to our 2008 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of our 2008 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2008 share incentive plan will continue in effect for a term of ten years from the date of its adoption.
     Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009, we granted options to purchase an aggregate of 4,765,800 ordinary shares, of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors, including 288,700 ordinary shares to Mr. Jianyu Yang, 288,700 ordinary shares to Mr. Zheng Cheng, 264,400 ordinary shares to Mr. Steve Sun, 250,000 ordinary shares to Mr. Jing Zhang, 230,000 ordinary shares to Mr. Yaw Kong Yap, 264,400 ordinary shares to Mr. Boxun Zhang and 130,300 ordinary shares to Mr. Denny Lee, and the remainder to other employees. Such options have an exercise price equal to the price per ordinary share of our initial public offering and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.
     The following table summarizes, as of December 31, 2009, the outstanding options granted to our directors and executive officers and other individuals as a group.

	Ordinary
	Shares
	Underlying	Exercise Price
	Outstanding	Underlying
	Options or	Outstanding
	Restricted	Options
Name	Shares	(US$/Share)	Grant Date	Expiration Date
Mr. Jianyu Yang	288,700	3.7	November 27, 2009	November 26, 2017
Mr. Zheng Cheng	288,700	3.7	November 27, 2009	November 26, 2017
Mr. Steve Sun	264,400	3.7	November 27, 2009	November 26, 2017
Mr. Jing Zhang	250,000	3.7	November 27, 2009	November 26, 2017
Mr. Yaw Kong Yap	230,000	3.7	November 27, 2009	November 26, 2017
Mr. Boxun Zhang	264,400	3.7	November 27, 2009	November 26, 2017
Mr. Denny Lee	130,300	3.7	November 27, 2009	November 26, 2017
Other individuals as group	3,049,300	3.7	November 27, 2009	November 26, 2017

C.	Board Practices
Committees of the Board of Directors
Board of Directors
     We currently have 11 directors, including two independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.
Audit Committee
     Our audit committee consists of Mr. Denny Lee, Mr. Feng Xiao and Dr. Hongbin Cai. Mr. Denny Lee is the chairman of our audit committee. Mr. Denny Lee and Dr. Hongbin Cai meet the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that both Mr. Denny Lee and Dr. Hongbin Cai satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has also determined that the simultaneous service by Mr. Denny Lee on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. Our audit committee will consist solely of independent directors within one year of our initial public offering in December 2009. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and

•	reporting regularly to the full board of directors.
Compensation Committee
     Our compensation committee consists of Ms. Shirley Chen and Mr. Feng Xiao. Ms. Shirley Chen is the chairperson of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on such evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Duties of Directors
     Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registration of such shares in our share register.
Terms of Directors and Executive Officers
     Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.
Employment Agreements
     We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a non-fixed period of time. These employment agreements can be terminated in accordance with the Labor Contract Law of the PRC and other relevant regulations. Under the Labor

Contract Law, we can terminate without any prior notice the employment agreement with any of our executive officers in the event that such officer’s actions have resulted in material and demonstrable harm to our interest. Under certain circumstances, including where the officer has not performed as expected and, upon internal reassignment or training, still fails to be qualified for the job, we may also terminate the employment agreement with any of our executive officers upon providing 30 days notice or paying one month in severance. Our executive officer may typically terminate his or her employment at any time if we fail to provide labor protection or work conditions as stipulated in the employment agreement. The executive officers may also terminate the employment agreement at any time without cause upon 30 days notice. Usually, if we terminate the employment agreement of any of our executive officers, we have to pay them certain severance pay in proportion to their working years with us, except where such officer’s actions have resulted in material and demonstrable harm to our interests, among other circumstances.
     Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.
Interested Transactions
     A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.
Remuneration and Borrowing
     The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
Qualification
     There is no shareholding qualification for directors.
D.	Employees
     Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers. Our employees in our network are generally the operations directors or project managers and the marketing, accounting or administrative personnel of the centers. We had 58, 130 and 160 employees as of December 31, 2007, 2008 and 2009, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2009
	Employees	% of Total
Administration	34	21.3%
Financial control	39	24.4
Operation	66	41.3
Marketing	9	5.6
Business development	7	4.4
Medical development	5	3.1

Total	160	100.0%

     We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Employment Agreements.” We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2007, 2008 and 2009 was RMB0.2 million, RMB0.9 million and RMB2.5 million (US$0.4 million), respectively.
     Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. Many of our employees have extensive industry experience, and we place a strong emphasis on continuously improving our employees’ expertise by providing periodic training to enhance their skills and knowledge. Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees. All of our employees are based in China.
     In accordance with applicable PRC laws and regulations, the MOH oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice medicine in the sole medical institution where such doctor is registered. Doctors are not permitted to be registered in more than one medical institution. However, doctors may, upon the approval of the medical institution with which they are registered, enter into consulting agreements with third parties to engage in medical practice for another institution. We enter into such consulting contracts with doctors from time to time to provide expert assistance and consultation to our company and our network of centers. In very limited cases, we enter into employment agreements with doctors to work at centers in our network after consulting with our hospital partners where such centers are based. These doctors register their practice with the hospitals in accordance with applicable PRC laws and regulations.
E.	Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang (3)	4,065,800	2.8
Zheng Cheng (4)	7,319,900	5.0
Steve Sun (5)	4,065,800	2.8
Jing Zhang (6)	2,979,900	2.0
Yaw Kong Yap (7)	*	*
Shirley Chen (8)	7,533,800	5.1
Feng Xiao (9)	26,172,700	17.7
Elaine Zong	—	—
Wai Hong Ku (10)	2,889,500	2.0
Boxun Zhang (11)	*	*
All directors and executive officers as a group	66,240,400	44.9

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Principal and 5% Shareholders:
Carlyle Entities (12)	26,172,700	17.7
Notable Enterprise Limited (13)	20,321,300	13.8
Starr Investments Cayman II, Inc. (14)	10,418,000	7.1
Grand Best Group Limited (15)	8,015,800	5.4
CZY Investments Limited (16)	7,319,900	5.0

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 147,455,500 ordinary shares outstanding as of December 31, 2009, and includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report.

(3)	Represents 4,065,800 ordinary shares held by Daketala International Investment Holdings Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Yang.

(4)	Represents 7,319,900 ordinary shares held by CZY Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Cheng. 2,087,700 of the ordinary shares held by CZY Investment Ltd. have been pledged to certain of our shareholders as security for a loan.

(5)	Represents 4,065,800 ordinary shares held by Dragon Image Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Sun.

(6)	Represents 2,979,900 ordinary shares held by Thousand Ocean Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.

(7)	Represents ordinary shares held by Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.

(8)	Represents 7,177,200 and 356,600 ordinary shares held by CICC Sun Company Limited and Perfect Key Holdings Limited, respectively. For a description of the beneficial ownership of our ordinary shares by CICC Sun Company Limited, see Note 16 below. Ms. Shirley Chen disclaims beneficial ownership of our ordinary shares held by CICC Sun Company Limited except to the extent of her pecuniary interest in these shares. Perfect Key Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands in which Ms. Shirley Chen holds 47.4% beneficial ownership.

(9)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are collectively referred to in this annual report as the Carlyle Entities. For a description of the beneficial ownership of our ordinary shares by the Carlyle Entities, see Note 11 below. Mr. Feng Xiao disclaims beneficial ownership of our ordinary shares held by the Carlyle Entities, except to the extent of his pecuniary interest in these shares.

(10)	Represents 2,889,500 ordinary shares held by Grand Best Group Limited, a limited liability company organized under the laws of the British Virgin Islands. For a description of the beneficial ownership of our ordinary shares held by Grand Best Group Limited, see Note 14 below. Mr. Ku owns 31.4% of the equity interest in Grand Best Group Limited.

(11)	Represents ordinary shares held by Triumph Concept Investment Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.

(12)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

(13)	Notable Enterprise Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Bona Lau. Ms. Lau is the daughter of Mr. Haifeng Liu, the chairman of Aohua Medical from December 2005 to December 2007 and our director until July 2009. Prior to serving as chairman of Aohua Medical, Mr. Liu was detained in March 2004 by the authorities of Luoyang city, Henan Province, for alleged misappropriation of funds while serving as chairman of a company unrelated to Aohua Medical or us. Mr. Liu was released in June 2005 by the local prosecutor without an indictment due to insufficient evidence. Notable Enterprise Limited was originally owned by Mr. Liu, who irrevocably transferred all of his interest in Notable Enterprise Limited to Ms. Lau in November 2007 for consideration not significantly lower than the then fair market value. At the time of the transfer, Notable Enterprise Limited indirectly held a 44.2% equity interest in OMS. The address of Notable Enterprise Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	Represents 10,418,000 ordinary shares held by Starr Investments Cayman II, Inc. Starr Investments Cayman II, Inc. is ultimately controlled by Starr International Company, Inc. whose voting shareholders (none of whom control 10% or more individually) are Mr. Maurice R. Greenberg, Mr. Edward E. Matthews, Mr. Howard I. Smith, Mr. John J. Roberts, Mr. Houghton Freeman, Mr. Joseph C. H. Johnson, Mr. Cesar Zalamea, Mr. Peter Hammer, Mr. Michael Morrison, Mr. Bertil P. Lundqvist and Ms. Florence Davis. The address of Starr Investments Cayman II, Inc. is Avalon Management Limited, Landmark Square, 64 Earth Close, West Bay Beach, Grand Cayman, KY1-1107, Cayman Islands.

(15)	Grand Best Group Limited is a limited liability company organized under the laws of the British Virgin Islands. The shareholders of Grand Best Group Limited are Ku Wai Hong, Ever Bounteous Group Limited, Iu Kong, Cheng Mai Yue, Wang Rong Kang, Brave Faith Development Limited, Echolac Company Limited and Huang Pei Lin. The address of Grand Best Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(16)	CZY Investments Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Zheng Cheng. The address of CZY Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
     None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding our ordinary shares and ADSs held or beneficially owned by persons in the United States, see “Item 9. The Offering and Listing — Market Price for Our American Depositary Shares” in this annual report.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions
Non-Interest Bearing Borrowings from Related Parties
     We borrowed RMB38.7 million from Shenzhen Hai Ji Tai Technology Co., Ltd., or Hai Ji Tai, in 2007 for working capital purposes. Hai Ji Tai is wholly-owned by Mr. Haifeng Liu who was the chairman of Aohua Medical from December 2005 to December 2007 and our director until July 2009. This borrowing was repaid in full in 2008.
     We borrowed RMB4.0 million in 2007 from Mr. Haifeng Liu for working capital purposes. We repaid RMB2.0 million of such borrowing in 2008 and the remaining balance of RMB2.0 million (US$0.3 million) in full in August 2009.
     We borrowed RMB1.0 million and RMB4.0 million from Dr. Jianyu Yang, our director, chief executive officer and president, in 2007 and 2008, respectively, for working capital purposes. These borrowings were repaid in full in 2008.
     China Medstar has, in connection with payments of certain professional fees related to a private placement transaction in 2004, borrowed from Beijing Medstar Hi-Tech Investment Co., Ltd., a company majority owned by Dr. Zheng Cheng, our co-chairman and chief operating officer. As of December 31, 2009, the remaining balance was RMB0.2 million (US$29,000). In addition, in connection with payment of certain fees related to China Medstar’s initial public offering on the AIM, China Medstar has borrowed from Dr. Zheng Cheng. As of December 31, 2009, the remaining balance was RMB1.2 million (US$0.2 million). Furthermore, in connection with certain administrative expenses related to China Medstar in 2006 and 2007, China Medstar borrowed from Mr. Yaw Kong Yap, our director and financial controller. As of December 31, 2009, the remaining balance was RMB160,000 (US$23,000). These loans are unsecured, interest-free and repayable on demand and are all based on oral agreements between the parties. We have repaid all such borrowing as of the date of this annual report.
Medical Equipment Sale and Purchase Agreement
     On October 31, 2007, we entered into a long-term sale and purchase agreement with Our Medical New Technology under which we agreed to purchase gamma knife systems at agreed upon prices and Our Medical New

Technology also agreed to provide to us relevant maintenance and repair services and training. Our Medical New Technology is controlled by Mr. Haifeng Liu, who was a director of our company until July 2009. We made deposits of RMB11.5 million, RMB0.7 million, RMB1.7 million (US$0.3 million) and RMB12.5 million (US$1.8 million) to Our New Medical Technology under this agreement for the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, in 2008 and in 2009, respectively. Deposits held by Our New Medical Technology as of December 31, 2007 and 2008 and 2009 were RMB15.9 million, RMB17.6 million and RMB15.4 million (US$2.3 million).
Reorganization and Private Placement
     See “Item 4. Information on the Company — History and Development of the Company,” “Item 4. Information on the Company — Organizational Structure”
Shareholders’ Agreement
     In connection with the issuance of our Series B contingently redeemable convertible preferred shares, we entered into an Amended and Restated Shareholders’ Agreement dated as of October 20, 2008, which was subsequently amended on November 17, 2009 and on December 7, 2009, by and among us, the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and certain of our other shareholders and other parties named therein. Under this shareholders’ agreement, our board of directors shall consist of up to eleven directors, out of which one of such director shall be designated by the Carlyle Entities, another shall be designated by CICC Sun Company Limited and another shall be designated by Starr Investments Cayman II, Inc. Prior to the completion of our initial public offering, our existing shareholders were prohibited from transferring their shares without the prior consent of each of the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited. These parties and our other existing shareholders held certain rights of first refusal with respect to any such proposed transfers. In addition, the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited have certain co-sale rights with respect to any proposed share transfers by any of our other existing shareholders. We have also granted under this shareholders’ agreement certain registration rights to the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited. No later than 181 days after our initial public offering in December 2009 or the expiration of the lock-up agreements entered into in connection with our initial public offering, whichever date is later, we shall file a shelf registration statement with the SEC covering the resale of all of our registrable securities held by the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and Perfect Key Holdings Limited. We shall use our best efforts to cause such shelf registration statement to become effective on or prior to the 90th day following the filing of the shelf registration statement and to keep such shelf registration statement in effect until all of the registrable securities held by each of the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and Perfect Key Holdings Limited have been resold. Except for the registration rights, all other shareholders’ rights under the shareholders agreement automatically terminated upon the completion of our initial public offering.
Share Incentives
     For a discussion of the share option plan adopted in 2007 by OMS, our predecessor, and our 2008 share incentive plan, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Share Incentive Plans.”
C.	Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. We are currently assessing the validity and the potential impact of the claim filed against us. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5% and 1.0% of our total net revenues in 2008 and in 2009, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. We do not currently believe that this claim would result in a material adverse effect on our business, financial condition or results of operations.
     We are not currently involved in any other material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.
Dividend Policy
     Since our incorporation, we have never declared or paid any dividends and we have no present plan to declare and pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.
     If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B.	Significant Changes
     We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A.	Offering and Listing Details.
     Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on June 25, 2010 was US$5.67 per ADS.

	Market Price Per ADS
	High	Low
2009 (from December 11)	10.48	8.30
Quarterly Highs and Lows
Fourth Quarter 2009 (from December 11)	10.48	8.30
First Quarter 2010	10.70	6.72
Monthly Highs and Lows
2009
December (from December 11)	10.48	8.30
2010
January	10.70	8.60
February	9.90	8.16
March	9.41	6.72
April	7.43	6.76
May	7.26	6.03
June (through June 25)	6.33	5.63
     As of March 31, 2010, a total of 12,000,000 ADSs were outstanding. As of March 31, 2010, a total of 36,000,000 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.
B.	Plan of Distribution
     Not applicable.
C.	Markets
     Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.”
D.	Selling Shareholders
     Not applicable.
E.	Dilution
     Not applicable.
F.	Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.	Share Capital
     Not applicable.
B.	Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-163155), as amended, initially filed with the Commission on November 17, 2009. Our shareholders adopted our third amended and restated memorandum and articles of association by unanimous resolutions upon the completion of our initial public offering on December 11, 2009.

C.	Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D.	Exchange Controls
     See “Item 4. Information on the Company — B. Business Overview — Regulation of Our Industry.”
E.	Taxation
Cayman Islands Taxation
     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
     The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The new EIT law and its implementation regulation impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. We do not currently consider our company to be a PRC resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC resident enterprise, we may be subject to a 25% enterprise income tax on our global income.
     Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the EIT Law. Under the EIT law, the Notice 112, which was issued on January 29, 2008 and the Double Taxation Arrangement (Hong Kong), which became effective on December 8,

2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Under the existing implementation rules of the EIT Law, it is unclear what will constitute income derived from sources within the PRC. Accordingly dividends paid by us to our non-PRC resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.
     Similarly, any gain realized on the transfer of our ADSs or ordinary shares by our non-PRC resident enterprise ADS holders and ordinary shareholders may also be subject to the 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.
United States Federal Income Taxation
     The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own more than 10% of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
     If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.
     This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
     The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
ADSs
     If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.
Taxation of Dividends
     Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend (as discussed above).
     With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
     In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares (see discussion under “Taxation — People’s Republic of China Taxation”). However, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
     Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
     In general, we will be a PFIC for any taxable year in which:
•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income (which includes cash).
     For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
     The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs or ordinary shares may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
     If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.
     If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs because they are listed on the NYSE, which constitute a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
     Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.
     A U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.
Taxation of Capital Gains
     For United States federal income tax purposes and subject to the discussion under “ — Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.
Information Reporting and Backup Withholding
     In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and to the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.
F.	Dividends and Paying Agents
     Not applicable.
G.	Statement by Experts
     Not applicable.

H.	Documents on Display
     We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
     You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.
     The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.
     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.
     Our financial statements have been prepared in accordance with U.S. GAAP.
     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I.	Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
     All of our revenues and substantially all of our expenditures are denominated in Renminbi. However, the price of medical equipment that we purchase from foreign manufacturers is denominated in U.S. dollars. We pay for such equipment in Renminbi through importers at a pre-determined exchange rate that is typically agreed to at the time of purchase that will be adjusted to a certain extent if there is significant fluctuation as to the exchange rate. As a result, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the cost of such medical equipment to us and will affect our results of operation and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from our initial public offering into Renminbi. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2009, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB94.4 million (US$13.8 million) in our total cash position.
     The functional currency of our company and our subsidiaries, including Ascendium, CMS Holdings, OMS, Cyber Medical and China Medstar, is the U.S. Dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria of Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” or SFAS 52. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.
Interest Rate Risk
     Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2009, our short-term and long-term bank borrowings, all of which were denominated in Renminbi, had a weighted average interest rate of 3.98% per annum and 5.06% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2009, a 10% change in the interest rates would result in an increase or decrease of RMB0.7 million (US$0.1 million) of our total amount of interest expense for the year ended December 31, 2009. Based on our outstanding interest earning instruments during the year ended December 31, 2009, a 10% change in the interest rates would result in an increase or decrease of approximately RMB95,000 (US$13,900) in our total amount of interest income for the year ended December 31, 2009.
Inflation
     According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% in 2007, 5.9% in 2008 and -0.7% in 2009. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares
     The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

     The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:
•	a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
     We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.
     Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.
     In 2009, we did not receive any payments from the depository or any reimbursement relating to the ADS facility.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Securities Holders
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
     We completed our initial public offering of 36,000,000 ordinary shares, in the form of ADSs, at a price of US$11.00 per ADS, in December 2009, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$132.0 million, of which we received net proceeds of US$120.3 million. The effective date of our registration statement on Form F-1 (File number: 333-163155) was December 10, 2009. Morgan Stanley & Co. International plc, J.P. Morgan Securities Inc. and China International Capital Corporation Hong Kong Securities Limited were the underwriters for the initial public offering of our ADSs.
     As of March 31, 2010, approximately US$4 million of the net proceeds from our public offerings has been used for capital expenditures, and approximately US$1 million has been used for general corporate purposes. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.
ITEM 15. CONTROLS AND PROCEDURES
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Disclosure Controls and Procedures
     We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective for the reasons set forth below.
     In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, our independent registered public accounting firm identified and communicated to us two material weaknesses and certain significant and other deficiencies in our internal controls. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.
     The material weaknesses identified were (i) related to us not having a sufficient number of professionals in our financial accounting and reporting group with the requisite knowledge of U.S. GAAP and SEC reporting requirements and (ii) the significant amount of advances made to hospitals which were held and disbursed by employees without evidence of a formal review of the details of such disbursement in advance as to the use of such monies. The significant deficiencies identified consist of (i) the need for a formalized and timely assessment process for our accounts receivable, (ii) a lack of formal documentation for cash advances to certain of our customer hospitals or suppliers, (iii) the requirement for documented assessment of our growing business investments with Chang’an Hospital and the assessment of how each of the historical contractual arrangements will be affected by subsequent follow-on arrangements, (iv) a policy missing that would require management to keep formal documentation of the feasibility and profitability assessment of each project, (v) a lack of standard control policies and procedures in connection with the drafting, approval and management of our business contracts, and (vi) a lack of a formal control policy requiring management to develop and retain supporting documents for service rendered.
Change in Internal Control Over Financial Reporting
     Following the identification of the material weakness and the significant and other deficiencies, we are in the process of implementing a number of measures to improve our internal control over financial reporting, including:
•	hiring additional qualified personnel with U.S. GAAP expertise and SEC reporting experience to further build an internal financial reporting team and a dedicated internal audit department;

•	continue to conduct accounting and financial reporting training for our existing personnel as part of our commitment to provide ongoing U.S. GAAP trainings to our employees; and

•	engaging external consultants to design, implement and strengthen the internal control policies and procedures and remediate any material weaknesses and significant deficiencies.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Mr. Denny Lee and Dr. Hongbin Cai qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F.
ITEM 16B. CODE OF ETHICS
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief strategy officer, president, executive president, financial controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming (“Ernst & Young”), our independent registered public accounting firm. We did not pay any other fees to Ernst & Young during the periods indicated below.

	For the Year Ended
	December 31,
	2008	2009
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	—	7,031	1,030

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements. Fees billed and incurred during fiscal 2009 also include other professional services rendered in conjunction with our initial public offering.
     The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by Ernst & Young.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of such registration statement. Our audit committee currently comprise three directors of whom two are independent directors. Our audit committee will consist solely of independent directors within one year of our initial public offering in December 2009.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     Not applicable.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     We are exempt from certain corporate governance requirements of the New York Stock Exchange, or the NYSE, by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:
•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members in our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.
     We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have established a compensation committee, will seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans and have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report, together with the report of the independent auditors:
•	Audited Consolidated Financial Statements

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2008 and 2009

•	Consolidated Statements of Operations for the period from January 1, 2007 to October 30, 2007 for Our Medical Services Limited and its subsidiaries (predecessor)

•	Consolidated Statements of Operations for the period from September 10, 2007 to December 31, 2007 and for the years ended December 31, 2008 and 2009 for Concord Medical Services Holdings Limited (successor)

•	Consolidated Statements of Cash Flows for the period from January 1, 2007 to October 30, 2007 for Our Medical Services Limited and its subsidiaries (predecessor)

•	Consolidated Statements of Cash Flows for the period from September 10, 2007 to December 31, 2007 and for the years ended December 31, 2008 and 2009 for Concord Medical Services Holdings Limited (successor)

•	Consolidated Statements of Changes in Shareholders’ Equity for the period from January 1, 2007 to October 30, 2007 for Our Medical Services Limited and its subsidiaries (predecessor)

•	Consolidated Statements of Changes in Shareholders’ Equity for the period from September 10, 2007 to December 31, 2007 and for the years ended December 31, 2008 and 2009 for Concord Medical Services Holdings Limited (successor)

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2007, 2008 and 2009
ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
8.1*	List of Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

*	Filed with this annual report

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
By:	/s/ Jianyu Yang
	Name:	Jianyu Yang
	Title:	Chief Executive Officer

Date: June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Concord Medical Services Holdings Limited (successor company) and Our Medical Services Limited (predecessor company):
     We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the period from September 10, 2007 to December 31, 2007 and for the years ended December 31, 2008 and 2009. We have also audited the consolidated statements of operations, cash flows, and changes in shareholders’ equity of Our Medical Services Limited and its subsidiaries (predecessor company) for the period from January 1, 2007 to October 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements of the successor company referred to above present fairly, in all material respects, the financial position of Concord Medical Services Holdings Limited and its subsidiaries as of December 31, 2008 and 2009 and the results of their operations and cash flows for the period from September 10, 2007 to December 31, 2007 and for the years ended December 31, 2008 and 2009 in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the predecessor company’s financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Our Medical Services Limited and its subsidiaries for the period from January 1, 2007 to October 30, 2007 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
June 30, 2010

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2008	2009	2009
			(successor)
		RMB	RMB	US$
ASSETS
Current assets:
Cash		353,991	1,037,239	151,956
Restricted cash, current portion	5	—	293	43
Accounts receivable (net of allowance of RMB 3,830, RMB 2,000 (US$293), for 2008 and 2009, respectively)	6	92,772	111,328	16,310
Prepayments and other current assets	7	43,566	100,484	14,721
Deferred tax assets, current portion	18	2,649	3,168	464

Total current assets		492,978	1,252,512	183,494

Non-current assets:
Property, plant and equipment, net	8	349,121	573,042	83,951
Goodwill	4,9	300,163	300,163	43,974
Acquired intangible assets, net	9	181,838	155,345	22,758
Deposits for non-current assets	10,21	167,200	127,150	18,628
Deferred tax assets, non-current portion	18	12,650	19,700	2,886
Other non-current assets		10,445	11,532	1,689
Restricted cash, non-current portion	5	—	4,421	648

Total non-current assets		1,021,417	1,191,353	174,534

Total assets		1,514,395	2,443,865	358,028

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	11	20,800	11,500	1,685
Long-term bank borrowings, current portion	11	39,840	57,487	8,422
Accounts payable		9,741	9,759	1,430
Accrual for purchase of property, plant and equipment		1,881	12,043	1,764
Obligations under capital leases, current portion	13	3,719	3,582	525
Accrued expenses and other liabilities	12	42,444	48,663	7,128
Income tax payable		17,041	14,642	2,145
Deferred revenue, current portion		12,656	10,401	1,524
Payable for acquisition of a subsidiary and business components	4	28,016	—	—
Dividends payable	15	10,788	—	—
Amounts due to related parties	21	3,607	1,546	226

Total current liabilities		190,533	169,623	24,849

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”) except for number of shares)

		As at December 31
	Note	2008	2009	2009
			(successor)
		RMB	RMB	US$
Non-current liabilities:
Long-term bank borrowings, non-current portion	11	52,120	80,915	11,854
Deferred revenue, non-current portion		6,314	5,188	760
Obligations under capitalized leases, non-current portion	13	11,656	8,074	1,183
Lease deposits		3,215	1,000	147
Deferred tax liabilities, non-current portion	18	20,078	25,317	3,709

Total non-current liabilities		93,383	120,494	17,653

Total liabilities		283,916	290,117	42,502

Commitments and contingencies	23
Series A contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized—200,000 shares as at December 31, 2008 and 2009; Issued and outstanding—176,942 and nil shares as at December 31, 2008 and 2009, respectively. As at December 31, 2009, aggregate liquidation preference and redemption amounts were nil and nil, respectively (2008: US$54,573 and US$38,147, respectively))	15	254,358	—	—
Series B contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized—300,000 shares as at December 31, 2008 and 2009; Issued and outstanding—233,332 and nil shares as at December 31, 2008 and 2009, respectively. As at December 31, 2009, aggregate liquidation preference and redemption amounts were nil and nil, respectively (2008: US$90,583 and US$61,390, respectively))	15	411,101	—	—

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2008 and 2009; Authorized—450,000,000 shares at December 31, 2008 and 2009; Issued and outstanding—70,428,100 and 147,455,500 shares at December 31, 2008 and 2009, respectively)	16	55	108	16
Additional paid-in capital		1,113,150	2,671,910	391,437
Accumulated other comprehensive loss		(3,822)	(3,987)	(584)
Accumulated deficit		(544,363)	(514,283)	(75,343)

Total shareholders’ equity		565,020	2,153,748	315,526

Total liabilities and shareholders’ equity		1,514,395	2,443,865	358,028

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		January 1	September 10
		to	to
	Note	October 30,	December 31,	For the Year Ended December 31
		2007	2007	2008	2009	2009
		(predecessor)	(successor)	(successor)	(successor)	(successor)
		RMB	RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services		63,082	13,001	155,061	260,162	38,114
Management services		4,340	982	12,677	28,739	4,210
Others, net		—	—	4,051	3,535	518

Total net revenues		67,422	13,983	171,789	292,436	42,842

Cost of revenues:
Lease and management services		(20,396)	(1,908)	(25,046)	(60,937)	(8,928)
Amortization of acquired intangibles		—	(2,002)	(20,497)	(26,493)	(3,881)
Management services		(20)	(4)	(54)	(131)	(19)

Total cost of revenues		(20,416)	(3,914)	(45,597)	(87,561)	(12,828)

Gross profit		47,006	10,069	126,192	204,875	30,014
Operating expenses:
Selling expenses		(1,601)	(757)	(5,497)	(7,675)	(1,124)
General and administrative expenses		(8,467)	(57,171)	(18,869)	(29,821)	(4,369)

Operating income (loss)		36,938	(47,859)	101,826	167,379	24,521
Interest expense (including related party amounts of RMB8, RMB96, RMB2,991 and RMB55 (US$8) for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the years ended December 31, 2008 and 2009 (successor), respectively)	21	(954)	(279)	(7,455)	(6,891)	(1,010)
Change in fair value of convertible notes		—	(341)	(464)	—	—
Foreign exchange loss		—	(4)	(325)	(213)	(31)
(Loss) gain from disposal of equipment		(1,555)	(25)	658	—	—
Interest income		15	—	430	948	139
Other income	19	—	—	7,734	—	—

Income (loss) before income taxes		34,444	(48,508)	102,404	161,223	23,619
Income tax expense	18	(15,014)	182	(23,335)	(36,396)	(5,332)

Net income (loss)		19,430	(48,326)	79,069	124,827	18,287

Accretion of Series A contingently redeemable convertible preferred shares	15	—	—	(270,343)	(30,050)	(4,402)
Accretion of Series B contingently redeemable convertible preferred shares	15	—	—	(304,763)	(48,359)	(7,085)

Net income (loss) attributable to ordinary shareholders		19,430	(48,326)	(496,037)	46,418	6,800

Income (loss) per share
Basic and diluted	25	0.39	(0.97)	(8.63)	0.62	0.09

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	25	50,000,000	50,000,000	57,481,400	74,648,779	74,648,779

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	January 1	September 10
	to	to
	October 30,	December 31,	For the Year Ended December 31
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	19,430	(48,326)	79,069	124,827	18,287
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Share-based compensation	—	49,526	4,215	1,006	147
Imputed interest on amounts due to related parties (note 21)	8	96	2,991	55	8
Depreciation of property, plant and equipment	17,906	1,084	17,629	51,681	7,571
Amortization of acquired intangible assets	—	2,002	20,497	26,493	3,881
Loss (gain) on disposal of equipment	1,555	25	(658)	—	—
Deferred tax benefit	9,472	(1,608)	(5,080)	(2,330)	(341)
Change in fair value of convertible notes		341	464	—	—
Interest expense	—	—	895	—	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(5,416)	(2,771)	(19,283)	(18,556)	(2,718)
(Increase) decrease in prepayments and other current assets	(4,782)	2,723	(23,043)	(43,012)	(6,301)
(Increase) decrease in deposits for non-current assets	(280)	—	(621)	585	86
(Decrease) increase in accounts payable	—	—	(20,221)	18	3
Increase (decrease) in accrued expenses and other liabilities	4,095	2,049	(13,709)	3,586	525
Decrease in deferred revenue	—	—	(1,666)	(3,856)	(565)
Increase (decrease) in lease deposits	—	—	30	(2,215)	(324)
Increase (decrease) in income tax payable	2,605	962	5,265	(2,399)	(351)

Net cash generated from operating activities	44,593	6,103	46,774	135,883	19,908

CASH FLOWS FROM INVESTING ACTIVITIES
Payments under arrangements with Chang’an Hospital (note 26)	—	—	(20,821)	(11,800)	(1,729)
Acquisitions, net of cash acquired (note 4)	—	—	(231,481)	(32,205)	(4,718)
Acquisition of property, plant and equipment	(43,398)	(22,466)	(31,575)	(106,984)	(15,673)
Deposits for the purchase of non-current assets	(13,031)	(13,573)	(95,110)	(121,755)	(17,837)
Proceeds from disposal of property, plant and equipment	5,977	5,598	2,616	475	70

Net cash used in investing activities	(50,452)	(30,441)	(376,371)	(272,269)	(39,887)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	January 1	September 10
	to	to
	October 30,	December 31,	For the Year Ended December 31
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible notes	—	36,523	140,241	—	—
Proceeds from issuance of Series A contingently redeemable convertible preferred shares (net of paid issuance costs of RMB2,449)	—	—	67,671	—	—
Proceeds from issuance of Series B contingently redeemable convertible preferred shares (net of paid issuance costs of RMB5,664)	—	—	405,331	—	—
Proceeds from initial public offering (net of underwriter commissions of RMB63,088 and issuance cost of RMB17,296)	—	—	—	820,872	120,258
Proceeds from exercise of share options	—	—	114,606	—	—
Proceeds from short-term bank borrowings	—	—	20,800	19,000	2,784
Proceeds from long-term bank borrowings	—	—	7,460	135,580	19,863
Repayment of obligations under capitalized leases	(786)	(5,698)	(5,525)	(3,719)	(545)
Repayment of long-term bank borrowings	—	—	(37,890)	(89,138)	(13,059)
Repayment of short-term bank borrowings	—	—	(21,500)	(28,300)	(4,146)
Increase in restricted cash	—	—	—	(4,714)	(691)
Dividends paid to preferred shareholders				(10,867)	(1,592)
Dividends paid to ordinary shareholders				(16,338)	(2,394)
Increase (decrease) in amounts due to related parties	6,806	32,400	(41,700)	(2,000)	(293)
Others			—	(530)	(78)

Net cash generated from financing activities	6,020	63,225	649,494	819,846	120,107

Exchange rate effect on cash	—	138	(5,698)	(212)	(32)
Net increase in cash	161	39,025	314,199	683,248	100,096
Cash at beginning of year	606	767	39,792	353,991	51,860

Cash at end of year	767	39,792	353,991	1,037,239	151,956

Supplemental schedule of cash flows information:
Income tax paid	(737)	—	(11,688)	(37,740)	(5,529)
Interest paid	(946)	(184)	(3,538)	(5,371)	(787)

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	—	1,961	50,601	153,153	22,437
Acquisition of property, plant and equipment under capitalized lease	—	—	14,520	—	—
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment			—	17,137	2,511
Conversion of convertible notes into Series A contingently redeemable convertible preferred shares	—	—	176,082	—	—
Conversion of Series A and Series B contingently redeemable convertible preferred shares to ordinary shares upon initial public offering				704,276	103,177
The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)

				Accumulated Other
	Number of		Additional Paid-in	Comprehensive		Total Shareholders’
	Ordinary Shares	Ordinary Shares	Capital	Income (Loss)	Accumulated Deficits	Equity
		RMB	RMB	RMB	RMB	RMB
Predecessor — Our Medical Services Limited
Balance as of January 1, 2007	50,000,000	41	45,779	—	88,444	134,264
Comprehensive income
Net income	—	—	—	—	19,430	19,430
Imputed interest on related parties’ loan (note 21)	—	—	8	—	—	8

Balance as of October 30, 2007	50,000,000	41	45,787	—	107,874	153,702

Successor — Concord Medical Services Holdings Limited
Reorganization (note 1)	—	—	347,607	—	(107,874)	239,733
Comprehensive income
Net loss	—	—	—	—	(48,326)	(48,326)
Foreign currency translation adjustments	—	—	—	147	—	147

Total comprehensive income	—	—	—	—	—	(48,179)
Imputed interest on related parties’ loan (note 21)	—	—	96	—	—	96
Share-based compensation	—	—	49,526	—	—	49,526

Balance as of December 31, 2007	50,000,000	41	443,016	147	(48,326)	394,878

Comprehensive income
Net income	—	—	—	—	79,069	79,069
Foreign currency translation adjustments	—	—	—	(3,969)	—	(3,969)

Total comprehensive income	—	—	—	—	—	75,100
Imputed interest on related parties’ loan (note 21)	—	—	2,991	—	—	2,991
Exercise of share options	21,184,600	15	114,591	—	—	114,606
Redesignation of 756,500 ordinary shares to Series A contingently redeemable convertible preferred shares (note 16)	(756,500)	(1)	1	—	—	—
Share-based compensation	—	—	4,215	—	—	4,215
Recognition of beneficial conversion feature upon issuance of Series A contingently redeemable convertible preferred shares	—	—	253,317	—	—	253,317
Recognition of beneficial conversion feature upon issuance of Series B contingently redeemable convertible preferred shares	—	—	295,019	—	—	295,019
Accretion of Series A contingently redeemable convertible preferred shares (note 15)	—	—	—	—	(270,343)	(270,343)
Accretion of Series B contingently redeemable convertible preferred shares (note 15)	—	—	—	—	(304,763)	(304,763)

Balance as of December 31, 2008	70,428,100	55	1,113,150	(3,822)	(544,363)	565,020

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)

				Accumulated Other
	Number of		Additional Paid-in	Comprehensive		Total Shareholders’
	Ordinary Shares	Ordinary Shares	Capital	Income (Loss)	Accumulated Deficits	Equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	70,428,100	55	1,113,150	(3,822)	(544,363)	565,020
Comprehensive income
Net income	—	—	—	—	124,827	124,827
Foreign currency translation adjustments	—	—	—	(165)	—	(165)

Total comprehensive income						124,662
Imputed interest on related parties’ loan (note 21)	—	—	55	—	—	55
Accretion of Series A contingently redeemable convertible preferred shares (note 15 )	—	—	—	—	(30,050)	(30,050)
Accretion of Series B contingently redeemable convertible preferred shares (note 15)	—	—	—	—	(48,359)	(48,359)
Dividends paid	—	—	—	—	(16,338)	(16,338)
Initial public offering of ordinary shares	36,000,000	25	813,938	—	—	813,963
Conversion of Series A contingently redeemable convertible preferred shares into ordinary shares	17,694,200	12	286,421	—	—	286,433
Conversion of Series B contingently redeemable convertible preferred shares into ordinary shares	23,333,200	16	457,340	—	—	457,356
Share-based compensation	—	—	1,006	—	—	1,006

Balance as of December 31,2009	147,455,500	108	2,671,910	(3,987)	(514,283)	2,153,748

Balance as of December 31,2009, in US$		16	391,437	(584)	(75,343)	315,526

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
1. ORGANIZATION AND BASIS OF PRESENTATION
The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, including Ascendium Group Limited (“Ascendium”), China Medical Services Holdings Limited (“CMS Holdings”), Our Medical Services Limited (“OMS”), China Medstar Pte Limited (“China Medstar”), Cyber Medical Networks Limited (“Cyber”), King Cheers Holdings Limited (“King Cheers”), CMS Hospital Management Co., Ltd. (“CHM”), Shenzhen Aohua Medical Services Co., Ltd (“AMS”), Shenzhen Aohua Medical Leasing & Services Limited (“AML”), Medstar (Shanghai) Leasing Co., Ltd. (“MSC”) and Beijing Xing Heng Feng Medical Technology Co., Ltd. (“XHF”). The Company and its subsidiaries are collectively referred to as the “Group”.
The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment and the provision of management services to hospitals located in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2009 are as follows:

			Percentage of
	Date of	Place of	Ownership by the
Company	Establishment	Establishment	Company	Principal Activities
Ascendium	September 10, 2007	BVI	100%	Investment Holding

OMS	August 22, 1996	BVI	100%	Investment Holding
China Medster	August 8, 2003	Singapore	100%	Investment Holding
Cyber	May 26, 2006	Hong Kong	100%	Investment Holding
CMS Holdings	July 18, 2008	Hong Kong	100%	Investment Holding
King Cheers	May 18, 2001	Hong Kong	100%	Investment Holding
AMS	July 23, 1997	PRC	100%	Leasing of medical equipment and provision of management services
AML	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
MSC	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
CHM	July 23, 2008	PRC	100%	Provision of management services
XHF	July 26, 2007	PRC	100%	Provision of management services
Prior to October 30, 2007, OMS was owned by a group of individuals (the “OMS Individual Shareholders”) through two intermediate investment holding companies (“IIHC”), there was no ultimate controlling shareholder of OMS. OMS together with AMS, OMS’ wholly owned subsidiary, were the predecessors of the Group and operated the business of the Group prior to the reorganization on October 30, 2007 (the “Reorganization”).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
1. ORGANIZATION AND BASIS OF PRESENTATION (continued)
Ascendium is a limited liability company that was incorporated in the British Virgin Islands (the “BVI”) on September 10, 2007. The Reorganization agreement provided that Ascendium (a shell company owned by a nominee shareholder prior to the Reorganization), upon completion of the Reorganization, be owned by a group of individuals (“Ascendium’s shareholders”), who as a group are substantively different than the shareholders of the IIHC (IIHC directly owned 100% of OMS prior to October 30, 2007). In accordance with the Reorganization agreement, Ascendium’s shareholders acquired 100% ownership in OMS in exchange for issuing Ascendium shares to a portion of the IIHC shareholders. The agreement also provided for the settlement of certain unspecified obligations amongst the IIHC shareholders and IIHC. The majority of Ascendium’s shareholdings was acquired by a number of indirect shareholders of OMS, however because there was no controlling shareholder and the differences in shareholders is substantive, Ascendium accounted for the acquisition of 100% of OMS. The aggregate purchase price for the acquisition on October 30, 2007 was determined to be RMB393,435 (US$57,636), which represents the fair value of the Ascendium shares issued as consideration. The following table presents the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed, which were determined by the Group with the assistance of American Appraisal China (“American Appraisal”) Limited, an independent valuation firm. The total purchase price was allocated to OMS’s tangible and identifiable intangible assets and liabilities based on their estimated fair values as of October 30, 2007 as set forth below:

	RMB	US$
Goodwill	259,282	37,983
Current assets	37,253	5,458
Property, plant and equipment	53,786	7,879
Other intangible assets — customer relationships and operating leases	132,000	19,337
Deposit for property, plant and equipment	13,753	2,015
Deferred tax assets, non-current portion	41,199	6,035
Deferred tax liabilities, non-current portion	(58,792)	(8,612)
Other non-current assets	7,538	1,104
Liabilities assumed	(92,584)	(13,563)

Total consideration	393,435	57,636

The Company was incorporated under the law of the Cayman Islands on November 27, 2007. On March 7, 2008, all the then existing shareholders of Ascendium exchanged their respective shares of Ascendium for shares of the Company at a ratio of 10 shares in the Company in return for each share in Ascendium. As a result, Ascendium became the wholly-owned subsidiary of the Company.
On July 31, 2008, the Group acquired 100% of the equity interest in China Medstar. On October 28, 2008, the Group consummated 100% of the equity interest in XHF. The acquisitions were accounted for using the purchase method of accounting pursuant to ASC 805-10, Business Combinations, Overall (“ASC 805-10”) (Pre-Codification: Statement of Financial Accounting Standards (the “SFAS”) No. 141, Business Combinations. The acquired assets and liabilities of China Medstar and XHF were recorded at estimated fair values on their respective acquisition dates.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Shenzhen Aohua Medical Services (“AMS”) was incorporated by OMS on July 23, 1997 and OMS contributed RMB 4,800 representing 90% equity interest in AMS. Since the incorporation of AMS, 10% of its equity interest was held by two third party nominees who acted as the custodians of such equity interest. The two nominees did not maintain their required capital contributions at any time subsequent to the incorporation of AMS. In December 2007, the Group entered into an agreement with the two nominees to obtain title of their 10% equity interest. The two nominees agreed to complete all legal procedures required to effect legal transfer of the shares to OMS on June 10, 2009 upon approval by the Shenzhen Industrial and Commercial Administration Bureau in return for a fee of RMB 4,200.

Due to the two nominees failure to complete their capital injection obligations as required by PRC Company Law, it is in the Company’s view that the two nominees never possessed any ordinary shareholding rights, including dividend or voting rights. Consequently, OMS effectively controlled 100% of the equity of AMS prior to the legal reacquisition of shares subsequent to December 31, 2009. As such, the Group’s consolidated financial statements do not present a minority interest for the financial statement periods presented.

On December 15, 2009, the Company acquired 100% equity interest of King Cheers at a consideration of HK$2. King Cheers was incorporated in Hong Kong on May 18, 2001 under the Hong Kong Companies Ordinance. It is an investment holding company and has no business operation of its own.

On December 16, 2009, the Company completed its initial public offering of 12,000,000 American Depositary Shares (“ADSs”) at US$11.0 per ADS. Each ADS comprises three ordinary shares of the Company. The net proceeds to the Company from the offering amounted to approximately RMB 813,938 (US$119,211), net of underwriter Commission and issuance costs paid and payable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, revenue recognition, allowance for doubtful accounts, useful lives of property, plant and equipment and acquired intangible assets, realization of deferred tax assets, share-based compensation expense, and the valuation of the Company’s acquired tangible and intangible assets and liabilities and ordinary shares, Series A and B contingently redeemable convertible preferred shares and convertible notes. Actual results could materially differ from those estimates.

The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the date of the Reorganization rather than their historical cost.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of presentation and use of estimates (continued)

The financial position, results of operations, statement of cash flows and related disclosures for periods prior to October 30, 2007, the effective date of the Reorganization are presented as those of the “Predecessor”. The financial position, results of operations, statement of cash flows and related disclosures subsequent to October 30, 2007 (September 10, 2007 — December 31, 2007) are presented as those of the “Successor”, which was a shell company prior to October 30, 2007. The consolidated financial statements of the Successor as of December 31, 2007 and for the period from September 10, 2007 reflect the new basis of accounting in accordance with ASC 805-10. Accordingly, the fair value of net assets as of October 30, 2007 have been recorded in the financial statements for the period commencing on September 10, 2007. The consolidated financial statements of the Predecessor are presented using the Company’s historic basis of accounting. Therefore, the results of the Successor are not comparable to the results of the Predecessor due to the difference in the new basis of presentation.

Principles of consolidation

The consolidated financial statements of the group include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830-10, Foreign Currency Matters, Overall (Pre-Codification: SFAS No. 52, Foreign Currency Translation). The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. The functional currency of the Company and its subsidiaries, Ascendium, CMS Holdings, OMS, Cyber, China Medstar and King Cheers is the United States dollar (“US$”).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8259 to US$1.00 on December 31, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash

Cash consists of cash deposits, which are unrestricted as to withdrawal and use.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

Short-term and long-term restricted cash represent collateral required to be maintained pursuant to certain contractual financing arrangements the Group entered into with certain financial institutions (see note 5).

Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Leases

In accordance with ASC 840, Leases (Pre-Codification: SFAS No. 13, Accounting for Leases), leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out below under property, plant and equipment.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value

Medical equipment*	Shorter of customer contract or 6-20 years	—
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement	shorter of lease term or 5 years	—

*	The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 6-20 years.
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment, net (continued)

Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the period from January 1 to October 30, 2007 (predecessor), the period from September 10, 2007 to December 31, 2007 (successor) and the years ended December 31, 2008 and 2009 (successor) amounted to approximately nil, nil, RMB2,179 and RMB1,310 (US$192), respectively.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill and acquisition related intangible assets outstanding at December 31, 2008 and 2009 were related to the Company’s Reorganization, the acquisition of China Medstar, XHF and other businesses (see notes 1 and 4). In accordance with ASC 350-20, Intangibles, Goodwill and Other (Pre-Codification: SFAS No. 142, Goodwill and Other Intangible Assets), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. An impairment loss must be measured if the sum of the expected future undiscounted cash flows from the use and eventual disposition of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book value of the asset and their estimated fair value. The Company determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Acquired intangible assets, net

Acquired intangible assets relate to customer relationships and operating leases that are not considered to have an indefinite useful life. These intangible assets are amortized on a straight line basis over the economic life. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that existed on the date of acquisition and are amortized over the term of the leases.

Impairment of long-lived assets and acquired intangibles

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. No such impairment charge was recognized for any of the years presented.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, including cash, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings bear interest at floating rates and therefore approximate the fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2008 and 2009.

Revenue recognition

The majority of the Group’s revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with the Company. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician that is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

Revenues arising from sales of medical equipment and services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met.

The Group is subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services. The Group has recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the period from January 1 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor) and the years ended December 31, 2008 and 2009 (successor) are approximately RMB428, RMB208, RMB4,500 and RMB10,771 (US$1,577), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees are also deferred and will be recognized only upon recognition of the deferred revenue.

Lease and management services

The Group enters into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. Pursuant to these arrangements, the Group receives a percentage of the net profit (“profit share” as defined in the arrangement) of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services determined in accordance with the terms of the arrangement.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Lease and management services (continued)

Pursuant to ASC 840-10, Leases, Overall, (Pre-Codification: EITF 01-8, Determining Whether an Arrangement Contains a Lease), the Group determined that the Lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

ASC 840, Leases, is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 is applied to other elements of the arrangement not within the scope of ASC 840.

The lease rentals and management service receivable under the lease arrangement are based entirely on a profit sharing formula (“contingent rent feature”). The profitability of the business unit is not only dependent on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectability of these minimum lease payments are not considered reasonably predictable and there are also inherent uncertainties regarding the future costs to be incurred by the Group relating to the arrangement. Given these uncertainties, the Group accounts for all of these lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, the Group recognizes revenue when a lease payment under the arrangement become fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met.

Management services

The Group provides stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, i.e. when the revenue share under the arrangement is determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Medical equipment sales

Pursuant to the application of ASC 605-45, Revenue Recognition, Principal Agent Consideration (Pre-Codification: EITF 99-19, Reporting Revenue Gross as Principal versus Net as an Agent), the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the period from January 1 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor) and the years ended December 31, 2008 and 2009 (successor), the Company had medical equipment sales, of nil, nil, RMB 1,725 and RMB 2,675, net of 17% value-added tax of approximately nil, nil, RMB863 and RMB1,519 (US$223) taxes, respectively. Revenue derived from medical equipment sales is recorded under “Other” in the consolidated statements of operations.

Cost relating to lease and management service arrangement

The cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policy. The costs of the management service component is recognized as an expense as incurred.

Cost of management services

Costs of management services mainly include the labor costs of technicians and management staff.

Cost of equipment sales

Cost of equipment sales, recorded net against the related revenue, include the cost of the equipment purchased and other direct costs involved in the equipment sales.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2007, the Group adopted ASC 740-10, Income taxes, Overall (Pre-Codification: FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740-10 is classified in the financial statements as a component of income tax expense.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

In accordance with the provisions of ASC 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Group’s employees participate in the Company’s share-based scheme which is more fully discussed in note 20. Share-based awards granted to employees are accounted for under ASC 718-10, Compensation-Stock Compensation, Overall (Pre-Codification: SFAS No. 123(R), Share-Based Payment).

In accordance with ASC 718-10, all grants of share-based awards to employees are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Income (loss) per share

Income (loss) per share is computed in accordance with ASC 260, Earnings Per Share (Pre-Codification: SFAS No. 128, Earnings per Share). Basic income (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the contingently redeemable convertible preferred shares are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis when the impact is dilutive. The dilutive effect of outstanding share-based awards is reflected in the diluted income (loss) per share by application of the treasury stock method. Two- Class Method prescribed under ASC 260-10, Earnings Per Share, Overall (Pre-Codification: EITF 03-6, Participating Securities and the Two-Class Method), is used to calculate income (loss) per share data for preferred shares that are participating securities in the event the Group has reportable net income.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income, Overall, (Pre-Codification: SFAS No. 130, Reporting Comprehensive Income) requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the statement of changes in shareholders’ equity.

Recent accounting pronouncements

In May 2009, the Financial Accounting Standards Board “the FASB” issued SFAS No. 165, Subsequent Events, (subsequently codified by ASC 855) names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements). The statement also required the Group to disclose the date through which it had evaluated its subsequent events and the basis for that date. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company adopted ASC 855 from fiscal year 2009. In February 2010, Accounting Standards Update (“ASU”) 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements, was issued to remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements, effective from issuance of the final update. ASC 855 and its related amendment did not have a significant impact on the Group’s consolidated financial position and results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25, Revenue Recognition, Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The Group is still assessing the impact of adoption of ASU 2009-13 onto its consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures, to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, accounts receivable and advances made to suppliers and hospital customers.

As of December 31, 2009, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from hospitals in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of medical equipment. As a percentage of total advances, the top five suppliers accounted for 88% and 70% as of December 31, 2008 and 2009, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to advances made to hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
3.	CONCENTRATION OF RISKS (continued)
Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 62% for the period from January 1, 2007 to October 30, 2007 (predecessor), 65% for the period from September 10, 2007 to December 31, 2007 (successor) and 38% and 33% for the years ended December 31, 2008 and 2009 (successor), respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees received based on variables the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its three largest suppliers who collectively accounted for 100% of total medical equipment purchases of the Group for the period from January 1, 2007 to October 30, 2007 (predecessor), 100% for the period from September 10, 2007 to December 31, 2007 (successor), 96% and 50% of the total medical equipment purchases of the Group for the years ended December 31, 2008 and 2009 (successor), respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group to have to identify other suppliers in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
3.	CONCENTRATION OF RISKS (continued)
Current vulnerability due to certain other concentrations (continued)

A medical-related business is subject to significant restrictions under current PRC laws and regulations. Currently, the Group conducts its operations in China through contractual arrangements entered into with hospitals in the PRC. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.
4.	ACQUISITIONS
Acquisition of China Medstar

China Medstar was a publicly listed company on the Alternative Investment Market (the “AIM”) of the London Stock Exchange in the United Kingdom. Consistent with the Company’s business, MSC, the wholly-owned subsidiary of China Medstar, was also principally engaged in leasing of medical equipment to hospitals and provision of management services in the PRC.

In July 2008, the Group acquired China Medstar for cash consideration of £17.1 million, (US$34,975) or 62 pence per share in exchange for 100% of Medstar’s issued and outstanding share capital. On July 31, 2008, the Company completed the acquisition of China Medstar at which China Medstar became a 100% owned subsidiary of the Group. The acquisition of China Medstar was designed to complement the Group’s existing network of treatment and diagnostic lease and management service arrangements. The results of China Medstar’s operations have been included in the Company’s consolidated financial statements commencing August 1, 2008, the acquisition date.

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of American Appraisal. The consideration paid by the Company was more than the fair value of the net identifiable assets which led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value as follows:

	RMB	US$
Goodwill	21,210	3,107
Current assets	77,053	11,287
Long-term receivables	9,397	1,377
Property, plant and equipment	217,965	31,931
Other intangible assets- customer relationships and operating lease	52,380	7,673
Deposit for property, plant and equipment	83,505	12,233
Deferred tax assets, non-current portion	23,089	3,382
Deferred tax liabilities, non-current portion	(12,529)	(1,835)
Liabilities assumed	(233,323)	(34,180)

Total consideration paid	238,747	34,975

The Company, with the assistance of American Appraisal, determined the fair value of the acquired customer relationships and operating lease agreements (acquired intangibles) to be approximately RMB52,380 (US$7,673). The Company amortizes acquisition related intangible assets on a straight line basis over the economic life.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
4.	ACQUISITIONS (continued)
Acquisition of China Medstar (continued)

The following unaudited pro forma consolidated financial information reflects the Group’s consolidated results of operations for the year ended December 31, 2008 as if the acquisition of China Medstar had occurred on January 1, 2008. These unaudited pro forma results have been prepared for information purposes only and do not purport to be indicative of what the Company’s consolidated results of operations would have been had the acquisition of China Medstar actually taken place on January 1, 2008, and may not be indicative of future results of operations.

	September 10,	For the Year
	2007 to	Ended
	December 31,	December 31,
	2007	2008
	(successor)	(successor)
	RMB	RMB
Revenues, net	25,392	234,662

Net income	(45,638)	106,626

Net loss attributable to ordinary shareholders	(45,610)	(603,628)

Net loss per common share — basic and diluted	(0.91)	(10.50)

Acquisition of XHF

XHF was established in Beijing, the PRC on July 27, 2007 as a limited liability company. The registered and paid-in capital of XHF amounted to RMB10,000 (US$1,465). Similarly, XHF is principally engaged in the provision of leasing of medical equipment and management services. On October 28, 2008, the Group consummated 100% of the equity interest of XHF for cash consideration of approximately RMB34,979 (US$5,124). As at December 31, 2008, RMB18,016 (US$2,639) was recorded in “Payable for acquisition of a subsidiary and business components” which was paid in March 2009.

The Company, with the assistance of American Appraisal, determined the fair value of the acquired customer relationships to be approximately RMB18,000 (US$2,637). The Company amortizes acquisition related intangible assets on a straight basis over the economic life.

Unaudited pro forma consolidated financial information has not been provided due to the overall insignificance of the acquisition relative to the Company’s results of operations and financial condition for the year ended December 31, 2008. The results of XHF’s operations have been included in the Company’s consolidated financial statements since October 28, 2008, the acquisition date.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
4.	ACQUISITIONS (continued)
Acquisition of XHF (continued)

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of American Appraisal. The purchase price was allocated to net assets acquired at estimated fair value as follows:

	RMB	US$
Goodwill	10,906	1,598
Current assets	12,680	1,857
Property, plant and equipment	15,288	2,239
Other intangible assets- customer contracts and customer relationships	18,000	2,637
Liabilities assumed	(21,895)	(3,207)

Total consideration paid	34,979	5,124

Other acquisitions

In order to expand the Group’s network in cancer radiotherapy and diagnosis, on March 31, 2008, the Group acquired certain medical equipment located in Tianjin People Liberation Army 272 Hospital and the related business from a third party for cash consideration of RMB14,000 (US$2,051). As at December 31, 2008, the Company had RMB 10,000 (US$1,465) recorded in “Payable for acquisition of a subsidiary and business components” relating to these acquisitions which was paid in December 2009. On August 31, 2008, the Group acquired certain medical equipment located in People Liberation Army 254 Hospital and the related business from another third party for cash consideration of RMB3,980 (US$583). These acquired assets and activities were considered to constitute businesses in accordance with ASC 805-10, Business Combinations, Overall (Pre-Codification: SFAS NO. 141(R), Business Combinations).

The Company, with the assistance of American Appraisal, determined the estimated fair value of the goodwill and intangible assets to be approximately RMB8,766 (US$1,284) and RMB1,957 (US$287), respectively. The Company amortizes acquisition related intangible assets based on the benefits expected to be realized, considering the related cash flows over the life of each relationship, up to a period of 12 years.
5.	RESTRICTED CASH
Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements. Restricted cash is classified as current and non-current in the amount of RMB293 (US$43) and RMB4,421 (US$648), respectively, based on the reclassification of the underlying financing (see note 11).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Accounts receivable	96,602	113,328	16,603
Allowance for doubtful accounts	(3,830)	(2,000)	(293)

Accounts receivable, net	92,772	111,328	16,310

Movement in allowance for doubtful accounts:
Balance at beginning of the year	3,808	3,830	561
Provisions	22	2,402	352
Write-offs	—	(4,232)	(620)

Balance at end of the year	3,830	2,000	293

As at December 31, 2008 and 2009, accounts receivable with carrying value of nil and RMB8,487 (US$1,243) are used to secure bank borrowings of RMB70,359 (US$10,308) (see note 11).
7.	PREPAYMENT AND OTHER CURRENT ASSETS
Prepayment and other current assets consist of the following:

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Deposits to a hospital*	15,000	15,000	2,198
Prepayments to suppliers**	9,953	14,393	2,109
Advances to hospitals***	2,568	18,038	2,642
Advances to employees****	2,928	14,368	2,105
Deferred costs	7,005	7,005	1,026
Others	6,112	31,680	4,641

	43,566	100,484	14,721

*	The amount represents an interest-free cash deposit paid to a customer hospital pursuant to the management service contract to which the deposit is repayable at the termination of the service contract (see note 26).

**	The amount represents interest-free non-refundable payments to suppliers in connection with purchase contracts the Group enters into for future delivery of medical equipment and supply materials for external sales. The remaining contractual obligations associated with these purchase contracts are approximately RMB4,200 and RMB1,400 (US$205) as at December 31, 2008 and 2009, respectively, which is included in the amount disclosed as Purchase Commitments in note 23. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering of the equipment. To date, the Group has not experienced any loss on advances to suppliers.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
7.	PREPAYMENT AND OTHER CURRENT ASSETS (continued)

***	The amount represents interest-free advances to hospital. Management has assessed the impact of such advances on revenue recognition at the outset of the arrangement. The risk of loss arising from any failure by hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management. To date, the Group has not experienced any loss of advances to hospitals.

****	The amount represents interest-free advance to hospitals held by the Company’s employees to cover expenses incurred by the centers. A formal loan agreement is in place binding the employees as to the uses of advances and terms and conditions of repayment. The risk of loss arising from inadequate or failure of operation of internal process is assessed prior to making the advances and is monitored on a regular basis by management. To date, the Group has not experienced any loss of such advances.
8.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment consist of the following:

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Medical equipment	299,100	614,238	89,987
Electronic and office equipment	1,895	2,377	348
Motor vehicles	178	520	76
Leasehold improvement and building improvement	1,182	4,246	622
Construction in progress	65,029	20,345	2,980

Total	367,384	641,726	94,013
Less: Accumulated depreciation	(18,263)	(68,684)	(10,062)

	349,121	573,042	83,951

Depreciation expenses were approximately RMB17,906, RMB1,084, RMB17,629 and RMB51,681 (US$7,571) for the period from January 1, 2007 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor) and for the years ended December 31, 2008 and 2009 (successor), respectively.

As at December 31, 2008 and 2009, certain of the Group’s property, plant and equipment with a net book value of approximately RMB81,595 and RMB155,836 (US$22,830) were pledged as security for bank borrowings of RMB112,760 and RMB101,670 (US$14,895), respectively.

As at December 31, 2008 and 2009, the Company held equipment under operating lease contracts with customers with an original cost of RMB299,100 and RMB614,238 (US$89,987) and accumulated depreciation of RMB17,705 and RMB64,217 (US$9,408), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
9.	OTHER INTANGIBLE ASSETS AND GOODWILL
Goodwill is comprised of the following:

	January 1	September 10
	to	to
	October 30,	December 31,	For the Year Ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Balance at beginning of period	—	—	259,282	300,163	43,974
Goodwill recognized upon Reorganization (note 1)	—	259,282	—	—	—
Goodwill recognized upon acquisition of China Medstar	—	—	21,209	—	—
Goodwill recognized upon acquisition of XHF (note 4)	—	—	10,906	—	—
Goodwill recognized in other business acquisitions (note 4)	—	—	8,766	—	—

Balance at end of period	—	259,282	300,163	300,163	43,974

No impairment loss was recognized in any of the years presented.

Acquired intangible assets consist of the following:

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Customer relationship intangibles — OMS (note 1)	122,000	122,000	17,873
Operating lease intangibles — OMS (note 1)	10,000	10,000	1,465
Customer relationship intangibles — China Medstar and other acquisitions (note 4)	67,259	67,259	9,853
Operating lease intangibles — China Medstar and other acquisitions (note 4)	5,078	5,078	744
Less: Accumulated amortization	(22,499)	(48,992)	(7,177)

	181,838	155,345	22,758

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
9.	OTHER INTANGIBLE ASSETS AND GOODWILL (continued)
Acquired intangible amortization expenses were approximately nil, RMB2,002, RMB20,894 and RMB26,493 (US$3,881) for the period from January 1, 2007 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor) and the years ended December 31, 2008 and 2009 (successor), respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2010	26,815	3,928
2011	23,142	3,390
2012	23,142	3,390
2013	18,862	2,763
2014	16,225	2,377

	108,186	15,848

10.	DEPOSITS FOR NON-CURRENT ASSETS
Deposits for non-current assets consist of the following:

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Deposits for purchase of property, plant and equipment *	128,749	79,173	11,599
Deposits held by a related party **	17,630	15,370	2,252
Others ***	20,821	32,607	4,777

	167,200	127,150	18,628

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Company enters into for the future scheduled delivery of medical equipment to customers. As at December 31, 2009, the remaining contractual obligations associated with these purchase contracts are approximately RMB96,873 (US$14,192) which is included in the amount disclosed as Purchase Commitments in Note 23. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment. To date, the Group has not experienced any loss on deposit to suppliers.

**	On October 31, 2007, the Group entered into a long-term sale and purchase agreement with Shenzhen Our Medical New Technology Development Co. Ltd (“Our Medical New Technology”), under which the Group agreed to purchase gamma knife systems at agreed upon prices and Our Medical New Technology also agreed to provide the Group relevant maintenance and repair services and training. Our Medical New Technology is controlled by an individual who was a director of a subsidiary of the Group until July 2009.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
10.	DEPOSITS FOR NON-CURRENT ASSETS (continued)

***	The Group has entered into two distinct framework agreements with Chang’an Hospital Co. Ltd. (“Chang’an”) and Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”) towards the development and construction of the following two medical facilities:
On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information to be used towards the construction of the proton treatment center (“Beijing Proton Treatment Center”). Total deposits paid as of December 31, 2008 and 2009 pursuant to this arrangement amounted to RMB3,821 and RMB 14,600 (US$2,139), respectively.

On July 1, 2008, the Group entered into a framework agreement with Chang’an to build a cancer center in northwest China, the Chang’an CMS International Cancer Center (“CCICC”) pursuant to which the Group paid security deposits to Chang’an totaling RMB17,000 and RMB 18,007 (US$2,638), which have been recorded as a non-current deposits as of December 31, 2008 and 2009 respectively (See note 26).
11.	BANK BORROWINGS

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Total bank borrowings	112,760	149,902	21,961

Comprised of:
Short-term	20,800	11,500	1,685
Long-term, current portion	39,840	57,487	8,422

	60,640	68,987	10,107
Long-term, non-current portion	52,120	80,915	11,854

	112,760	149,902	21,961

All bank borrowings at December 31, 2008 and 2009 are obtained from financial institutions in the PRC and are secured by equipment with a net carrying value of RMB81,595 and RMB 155,836 (US$22,830), accounts receivable with carrying value of nil and RMB8,487 (US$1,243) and restricted cash with carrying value of nil and RMB4,714 (US$691), respectively. Restricted cash is classified as current and non-current in the amount of RMB293 (US$43) and RMB4,421 (US$648), respectively, based on the reclassification of the underlying financing.

As at December 31, 2008 and 2009, the short-term bank borrowing bore a weighted average interest of 6.66% and 5.21% per annum, and the long-term bank borrowings bore a weighted average interest of 7.47% and 5.29% per annum, respectively. All borrowings are denominated in RMB.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
11.	BANK BORROWINGS (continued)
The Group entered into eight new bank borrowings with PRC financial institutions during the year ended December 31, 2009 with an aggregate principal amount of RMB215,600 (US$31,586) of which RMB 154,580 (US$22,647) was drawn down as at December 31, 2009. The weighted average interest rate of these eight new bank borrowings was 5.59%. Three of these new bank financing arrangements are secured by certain accounts receivables and restricted cash deposited with each of the respective financial institutions.

One of these new borrowing arrangements were entered into by a subsidiary of the Group, MSC, which requires MSC and AMS, another subsidiary of the Group, in accordance with PRC GAAP, to maintain a financial reporting covenant of tangible net worth of at least RMB400,000 and RMB180,000 and total gearing ratio of less than 0.5 and 0.36 respectively. Tangible net worth is calculated as the sum of issued share capital and reserves less goodwill and intangible assets and any amount due from shareholders and the total gearing ratio is calculated as the ratio of total liabilities to tangible net worth. The Group was in compliance of these financial covenants as at December 31, 2009. The remaining bank borrowings do not have any financial reporting or administrative covenants restricting the Company’s operating, investing and financing activities.

The maturity of these long-term bank borrowings was as follows:

	As at December 31, 2009
	RMB	US$
Within one year	57,487	8,422
Between one and two years	51,105	7,487
Between two and three years	29,810	4,367

	138,402	20,276

12.	ACCRUED EXPENSES AND OTHER LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Accrued expenses	3,772	10,224	1,498
Salary and welfare payable	2,650	2,085	305
Business and other taxes payable	9,339	10,340	1,515
Unrecognized tax benefit and related interest and penalties (note 18)	20,509	23,894	3,500
Other accruals	6,174	2,120	310

	42,444	48,663	7,128

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
13.	OBLIGATIONS UNDER CAPITAL LEASES
The Company has capital lease obligations collateralized by medical equipment with a net book value of approximately RMB31,610 and RMB15,982 (US$2,341) as at December 31, 2008 and 2009, respectively. As at December 31, 2009, the obligations have a stated interest rate of 9.96%, and are repayable in 44 monthly installments by August 2013.

Future minimum lease payments, together with the present value of the net minimum lease payments under capital leases, at December 31, 2009, are summarized as follows:

	Minimum Lease
	Payments
	RMB	US$
2010	3,781	554
2011	3,781	554
2012	3,781	554
2013	2,611	382

Total capital lease payments	13,954	2,045
Less: imputed interest	(2,298)	(337)

	11,656	1,708
Less: current portion	(3,582)	(525)

	8,074	1,183

As at December 31, 2008 and 2009, the Company held equipment under capital lease contracts with an original cost of RMB39,799 and RMB17,124 (US$2,509) and accumulated depreciation of RMB8,739 and RMB1,142 (US$167), respectively. The depreciation and amortization expenses of medical equipment under capital leases are included in cost of revenues — depreciation and amortization expenses lease and management services.
14.	CONVERTIBLE NOTES
Tranche A Convertible Notes

On November 17, 2007, OMS issued notes convertible into Series A contingently redeemable convertible preferred shares (the “Series A Preferred Shares”) with a principal amount of US$5,000 (the “Tranche A Convertible Notes”) to Carlyle Asia Growth Partners III, L.P. (hereafter, “Carlyle Asia”) and CAGP III Co-Investment, L.P. (“CAGP”, an affiliate of Carlyle Asia, together with Carlyle Asia, “Carlyle”) for cash consideration of US$5,000. The Tranche A Convertible Notes bear compound interest on the principal amount at a rate of 10% per annum. The maturity date of the Tranche A Convertible Notes is December 31, 2008, provided they are not previously converted into Series A Preferred Shares.

Automatic Conversion

The Tranche A Convertible Notes, including any accrued and unpaid interest, are automatically convertible upon the issuance of Series A Preferred Shares at a conversion price that is not fixed until the issuance date of Series A Preferred Shares; the conversion price will be the then subscription price of the Series A Preferred Shares. On April 10, 2008, the Company issued a tranche of Series A Preferred Shares at US$188 per share. Concurrently, the conversion price of the Tranche A Convertible Notes was renegotiated and modified to a conversion price of US$179 per share.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
14.	CONVRTIBLE NOTES (continued)

Tranche A Convertible Notes (continued)

On April 10, 2008, the total principal and accrued and unpaid interest of the Tranche A Convertible Notes amounting to US$5,172 was converted into 28,882 Series A Preferred Shares.

Tranche B Convertible Notes

On April 2, 2008, the Company issued notes convertible into Series A Preferred Shares (“Tranche B Convertible Notes”) to Carlyle with a principal amount of US$20,000. The Tranche B Convertible Notes bear compound interest on the principal amount at a rate of 9% per annum. The maturity date of the Tranche B Convertible Notes is December 31, 2009, provided they are not previously converted into Series A Preference Shares.

Conversion

Carlyle shall have the right, at its sole option, to convert the Tranche B Convertible Notes into Series A Preferred Shares at any time starting from the closing of the subscription of the Series A Preferred Shares on April 10, 2008 to August 30, 2008 at an initial conversion price of $235 per share. If an initial public offering (“IPO”) of the Company occurs after August 31, 2008, all the principal and accrued and unpaid interest shall be automatically converted into a number of Series A Preferred Shares at a conversion price that is not fixed, calculated according to a formula based on the Group’s 2008 net income as disclosed in the IPO.

On July 31, 2008, Carlyle exercised its conversion right and the total principal and accrued and unpaid interest of the Tranche B Convertible Notes amounting to US$20,547 was converted into 87,425 Series A Preferred Shares.

Accounting for the Tranche A and Tranche B Convertible Notes

The Tranche A and Tranche B Convertible Notes (collectively the “Convertible Notes”) were accounted for in accordance with ASC 480 Distinguishing Liabilities from Equity (Pre-Codification: SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity) as a liability recorded at fair value, because the Convertible Notes are convertible into Series A Preferred Shares, which are redeemable instruments.

The movement of Convertible Notes presented on the consolidated balance sheets is as follows:

(Successor)
RMB
Balance as at September 10, 2007
Issuance of Tranche A Convertible Notes	36,523
Fair value loss	341
Foreign exchange translation gain	(11)

Balance as at December 31, 2007	36,853
Issuance of Tranche B Convertible Notes	140,241
Fair value loss	464
Foreign exchange translation gain	(1,476)
Conversion to Series A Preferred Shares	(176,082)

Balance as at December 31, 2008	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
15.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES
In April 2008, OMS issued an aggregate of 53,070 Series A contingently redeemable convertible preferred shares (“Series A Preferred Shares”) to Carlyle and CICC Sun Company Limited (“CICC”) for total cash proceeds of US$10,000, each investor subscribing for US$5,000. As discussed in note 14, the aggregate principal and accrued and unpaid interest relating to the Tranche A Convertible Notes were converted into 28,882 Series A Preferred Shares on April 10, 2008 and all the principal and accrued and unpaid interest relating to the Tranche B Convertible Notes were converted into 87,425 Series A Preferred Shares on July 31, 2008.

Concurrent with the issuance of the Series A Preferred Shares, one of the Company’s major shareholders transferred additional Series A Preferred Shares to CICC in return for services rendered relating to the placement of Series A Preferred Shares and the Tranche B Convertible Notes. The total additional shares to be transferred represented 1.3% of the then if-converted outstanding ordinary shares. This transfer agreement was settled on June 18, 2008. The Company agreed that a relative of a director of the Company shall transfer 756,500 of her own holdings of the Company’s ordinary shares, which were redesignated as Series A Preferred Shares, and issued to CICC.

In October 2008, the Company issued an aggregate of 233,332 Series B contingently redeemable convertible preferred shares (the “Series B Preferred Shares”) to Carlyle, Starr Investments Cayman II, Inc. (“Starr”), and CICC for cash consideration of US$25,000, US$25,000 and US$10,000, respectively.

The key terms of the Series A Preferred Shares and the Series B Preferred Shares (collectively the “Preferred Shares”) summarized below are defined in the Amended and Restated Shareholders’ Agreement and the Company’s Second Amended and Restated Memorandum and Articles of Association adopted by special resolution passed on October 20, 2008, signed among the Company, Carlyle, Starr and CICC.

Voting rights

The holder of each Preferred Share shall be entitled to the number of votes equal to the number of ordinary shares into which such Preferred Share could be converted.

Dividends

A qualified initial public offering (“QIPO”) is defined as a firm-commitment underwritten IPO led by the Board, yielding a valuation of the Company of not less than US$450,000 immediately prior to the consummation of such IPO, or any other IPO approved by holders of at least 70% of the then outstanding Series B Preferred Shares.

Each holder of Preferred Shares shall be entitled to receive a dividend on an annual basis, in respect of each Preferred Share, of an amount equal to the higher of: (a) the product of the number of ordinary shares into which such Preferred Share may then be converted multiplied by the dividend per ordinary share declared on the ordinary shares; or (b) the product of the original issuance price of each Preferred Share multiplied by 5%. Dividends are payable annually on April 30 in the following financial year.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
15.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, each holder of Preferred Shares shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equal to the sum of 150% times the original price of each Preferred Share plus all accrued but unpaid dividends thereon and all interest accrued on such unpaid dividends, taking into account adjustments for share splits, share dividends, recapitalizations, share consolidations and other capital reorganizations (“Liquidation Preference”).

Conversion

Each Preferred Share shall be convertible, at the option of the holder at any time into a number of fully paid and non-assessable ordinary shares at an initial conversion ratio of 1:100 (the “Conversion Ratio”), subject to adjustments for anti-dilution, as follows:
(i)	if there was a share split or reverse share split, the conversion price should be adjusted proportionally;

(ii)	if new equity or equity-linked securities (either ordinary or preferred shares, but not including securities issued to employees pursuant to employee benefit plans) were subsequently issued at a lower price than the then-Conversion Price of any class of Preferred Shares, the Conversion Price of such Preferred Shares shall be adjusted to the price of the newly issued shares.
All Preferred Shares outstanding immediately prior to the closing of the QIPO shall, on and with effect from the closing of the QIPO, be automatically converted into ordinary shares at the then Conversion Ratio.

Redemption

Upon the occurrence of any Put Trigger Event as defined below, each holder of Preferred Shares shall have the right to require the Company to purchase all the Preferred Shares held by the Preferred Shareholders at a rate of return of 12.5%.

“Put Trigger Event” means any of the following:
(i)	the Company has not completed a qualified initial public offering by the third anniversary of the closing date of the subscription of the Series B Preferred Shares;

(ii)	any of certain key directors has resigned from the Company and its subsidiaries, which resignation, in the sole determination of a majority of the Investors, has resulted in or would be likely to result in, a material adverse effect; or

(iii)	the Company or any of its Subsidiaries has breached or failed to be in compliance with any applicable laws that has had or would be reasonably likely to have, a material adverse effect.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
15.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Earning adjustments

If the Group’s 2008 adjusted net income (pro forma adjusted net income including 2008 net income of China Medstar for the whole year) falls below US$21,430 or if the Group’s 2009 adjusted net income falls below US$34,000, the controlling shareholders shall transfer a number of ordinary shares and cash to the Series A Preferred shareholders and Series B preferred shareholders, to a maximum of approximately 198,200,000 ordinary shares as well as pay cash to the Preferred shareholders to a maximum of US$18,000. The Company has no legal obligation to indemnify the controlling shareholders for such cash payment. The above earnings adjustments automatically terminate upon occurrence of a QIPO.

Accounting for the contingently redeemable convertible preferred shares

The Preferred Shares have been classified as mezzanine equity because their redemption is contingent on certain events which are not within the control of the Company. The initial carrying value of the preferred shares is accreted using the effective interest method to the redemption amount over the earliest redemption date.

The initial carrying value of the Preferred Shares is the issuance price at their respective issuance dates less the attributable issuance costs. The Company evaluated the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined that the conversion option of the Preference Shares did not qualify for the scope exception of ASC 815-10-15-74 (Pre-Codification: SFAS No. 133 paragraph 11(a)) because the conversion price may be adjusted if the Company’s ordinary or preference shares are subsequently issued at a lower price than the original conversion price. However, the conversion option of the Preferred Shares did not qualify for derivative accounting because the Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading its shares. The redemption option of the Preferred Shares did not qualify for derivative accounting because the option was not considered to require a principle repayment involving a substantial premium or discount. The liquidation, preference of Series A Preferred Shares that may be triggered if the company is placed in liquidation, dissolution or winding up was evaluated to be an embedded derivative to be bifurcated. As at December 31, 2008, the Company has assessed the value of this embedded derivative to be insignificant.

A beneficial conversion feature exists when the effective conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at April 2, 2009 and July 31, 2009 for the Series A Preferred Shares and October 17, 2008 for the Series B Preferred Shares. The intrinsic value of the beneficial conversion feature is allocated from the carrying value of the Preferred Shares as a contribution to additional paid-in-capital. Since the conversion price of the Preferred Shares is subject to additional Preferred Shares from the Earnings Adjustments, the effective conversion price used to calculate the beneficial conversion feature is determined at the commitment date as the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
15.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Accounting for the contingently redeemable convertible preferred shares (continued)

The Company determined the fair value of ordinary shares based on valuations performed with assistance from American Appraisal. In accordance with ASC 470-20, Debt, Debt with Conversion and Other Options (Pre-Codification: EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios), if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the Preferred Shares, the amount of discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the Preferred Shares. The cumulative preferred dividends were recorded as a reduction of income available to ordinary shareholders.

The discount resulting from the beneficial conversion feature to the Preferred Shares is then accreted to the earliest conversion date. For the year ended December 31, 2008, total beneficial conversion feature recorded for the Series A and Series B Preferred Shares was RMB253,317 and RMB295,019, respectively, which was immediately accreted at the issuance date.

An accretion charge to increase the carrying value of the Preferred Shares to their expected redemption amount is recorded as a reduction to retained earnings from the date of issuance to the earliest redemption date of the Preferred Shares using the effective interest method. The redemption amount for the Preferred Shares provides the shareholder with a 12.5% compounded annual return on the original subscription price or converted value, of which 5% is payable as a fixed dividend. For the year ended December 31, 2008, accretion recorded to the expected redemption amount of the Series A and Series B Preferred Shares amounted to RMB17,026 and RMB9,744, of which RMB6,801 and RMB3,987 was recorded as dividend payable, respectively. Similarly, for the year ended December 31, 2009, accretion recorded to the expected redemption amount for the Series A and Series B Preferred Shares amounted to RMB30,050 (US$4,402) and RMB48,359 (US$7,085). On November 17, 2009, the Company declared dividends that amounted to an aggregate of approximately RMB10,867 (US$1,591) payable to shareholders of the Series A and Series B contingently redeemable convertible preferred shares. Such dividends were paid in cash on November 27, 2009.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
15.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Accounting for the contingently redeemable convertible preferred shares (continued)

The balance and changes in balance of the Series A Preferred Shares and Series B Preferred Shares are as follows:

	Series A	Series B	Total
	RMB	RMB	RMB
Mezzanine equity—Balance as at January 1st 2008	—	—	—
Conversion of Convertible Notes into Series A Preferred Shares	176,082	—	176,082
Issuance of Series A Preferred Shares	70,120	—	70,120
Less: Series A Preferred Shares issuance costs	(2,964)	—	(2,964)
Issuance of Series B Preferred Shares	—	411,021	411,021
Less: Series B Preferred Shares issuance costs	—	(5,677)	(5,677)
Redesignation of 756,500 ordinary shares to Series A Preferred Shares	895	—	895
Allocation of proceeds to beneficial conversion feature	(253,317)	(295,019)	(548,336)
Accretion of beneficial conversion feature	253,317	295,019	548,336
Accretion of 5% fixed dividend	6,801	3,987	10,788
Accretion to the redemption amount	10,225	5,757	15,982

Total	261,159	415,088	676,247

Mezzanine equity—Balance as at December 31, 2008	254,358	411,101	665,459

Dividend payable—Balance as at December 31, 2008	6,801	3,987	10,788

Accretion of 5% fixed dividend	11,584	19,464	31,048
Accretion to the redemption amount	18,466	28,895	47,361
Preference share dividend paid	(4,776)	(6,091)	(10,867)
Conversion to ordinary shares immediately upon the completion of initial public offering	(286,433)	(457,356)	(743,789)

Total	—	—	—

Mezzanine equity—Balance as at December 31, 2009	—	—	—

Mezzanine equity—Balance as at December 31, 2009, in US$	—	—	—

Dividend payable—Balance as at December 31, 2009	—	—	—

Dividend payable—Balance as at December 31, 2009, in US$	—	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
16.	SHAREHOLDERS’ EQUITY

Share exchange

All share and per share data before March 7, 2008 are presented to give retroactive effect to the share exchange between Ascendium and the Company at a rate of 10 shares in the Company to 1 share in Ascendium which included all shares of OMS exchanged into shares of Ascendium at a rate of 1 to 1 on November 8, 2007.

Redesignation of 756,500 ordinary shares

On June 18, 2008, the Company redesignated 756,500 ordinary shares held by a relative of a director of the Company into Series A Preferred Shares which were issued to CICC as consideration for services related to the Series A Preferred Shares subscription and issuance of the Tranche B Convertible Loans. The aggregate fair value of the 7,565 Series A Preferred Shares issued to CICC of RMB8,734 was considered issuance costs and was allocated on a pro rata basis between the US$10 million subscription amount of the Series A Preferred Shares and the US$20 million subscription amount of the Tranche B Convertible Loans, respectively. The issuance costs related to the Series A Preferred Shares of RMB2,911 were charged against the gross proceeds of the offering. The debt issuance costs related to the Tranche B Convertible Loans are amortized into interest expense over the term of the loan until maturity on December 31, 2009. Total interest expense recorded was RMB895. On July 31, 2008, when the Tranche B Convertible Loans were converted into Series A Preferred Shares, the unamortized balance of the debt issuance costs was charged against the conversion amount of the Series A Preferred Shares. The fair value of the 7,565 Series A Preferred Shares issued to CICC was determined with assistance from American Appraisal.

Qualified Initial Public Offering

On December 16, 2009, the Company completed its qualified initial public offering of 36,000,000 ordinary shares. Upon completion of the initial public offering, all of the Company’s outstanding Series A and Series B contingently redeemable convertible preferred shares were converted into 41,027,400 ordinary shares.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
17.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. MSC, CHM, AMS, XHF and AML were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB958£—647 (US$140,443) as of December 31, 2009; therefore in accordance with Rules 5-04 and 4-08 (e) (3) of Regulation S-X, the condensed Parent Company only financial statements as of December 31, 2009 and 2008 and for each of the three years ended December 31, 2009 are disclosed in note 28.
18.	TAXATION

Enterprise income tax:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, Ascendium and OMS are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
18.	TAXATION (continued)

Enterprise income tax: (continued)

Hong Kong

CMS Holdings, Cyber and King Cheers are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2009. In addition, upon payment of dividends by CMS Holdings and Cyber to their shareholders, no Hong Kong withholding tax will be imposed.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2009. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.

China

Prior to January 1, 2008, PRC enterprise income tax, “EIT”, was generally assessed at the rate of 33% of taxable income. However, as foreign enterprises located in the Shenzhen Special Economic Zone or Pudong New District of Shanghai, AMS and MSC were entitled to preferential EIT rate of 15%.

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Shenzhen Special Economic Zone and Pudong New District, which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25%. Specifically, the applicable rates for AMS and MSC would be 22%, 24% and 25% for 2010, 2011, 2012 and thereafter, respectively.

AMS and MSC have accounted for their current and deferred income tax based on the five-year transitional tax rates, as applicable.

Dividends paid by PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax would be 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2004 to 2008 remain subject to examination by the tax authorities.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
18.	TAXATION (continued)

Enterprise income tax: (continued)

Income (loss) before income taxes consists of:

	January 1	September 10
	to	to
	October 30,	December 31,	For the Year Ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Non — PRC	—	(54,205)	(6,335)	(2,044)	(300)
PRC	34,444	5,697	108,739	163,267	23,919

	34,444	(48,508)	102,404	161,223	23,619

The current and deferred components of the income tax expense/(benefit) appearing in the consolidated statements of operations are as follows:

	January 1	September 10
	to	to
	October 30,	December 31,	For the Year Ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Current tax expense	5,542	1,426	28,395	38,726	5,673
Deferred tax expense (benefit)	9,472	(1,608)	(5,060)	(2,330)	(341)

	15,014	(182)	23,335	36,396	5,332

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	January 1	September 10
	to	To
	October 30,	December 31,	For the Year Ended December 31
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Income (loss) before income taxes	34,444	(48,508)	102,404	161,223	23,619

Income tax computed at applicable tax rates (33% for the periods from January 1 to October 30, 2007 and September 10 to December 31, 2007; 25% for the years ended December 31, 2008 and 2009)	11,367	(16,007)	25,601	40,306	5,905
Effect of different tax rates in different jurisdictions	—	17,887	1,548	457	67
Non-deductible expenses	234	57	1,181	1,101	162
Effect of preferential tax rate	(6,328)	(1,057)	(8,684)	(7,910)	(1,159)
Effect of tax rate changes	8,929	(1,248)	(378)	275	40
Interest and penalties on unrecognized tax benefits	812	186	4,067	2,167	317

	15,014	(182)	23,335	36,396	5,332

18.	TAXATION (continued)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
Enterprise income tax: (continued)

Reconciliation of accrued unrecognized tax benefits is as follows:

	January 1	September 10
	to	to
	October 30,	December 31,	For the Year Ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Balance at beginning of year	1,552	2,941	3,218	12,905	1,891
Additions based on tax positions related to the current year	1,389	277	7,393	1,217	178
Addition arising from business acquisitions	—	—	2,294	—	—
Decrease related to prior year tax position	—	—	—	(68)	(10)

Balance at end of year	2,941	3,218	12,905	14,054	2,059

The Group has recorded an unrecognized tax benefit of approximately RMB12,905 and RMB14,054 (US$2,059) in 2008 and 2009, respectively, which is included in the account of “Accrued expenses and other liabilities”. At December 31, 2008 and 2009, RMB10,064 and RMB10,064, respectively, would impact the effective tax rate, if recognized in connection with the normal tax return preparation. Included in the balance at December 31, 2008 and 2009 are approximately RMB2,841 and RMB3,990 (US$585), respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

During the period from January 1 to October 30, 2007 (predecessor), the period September 10 to December 31, 2007 (successor), the years ended December 31, 2008 and 2009 (successor), the Company recognized approximately RMB812, RMB186, RMB4,067 and RMB2,167 (US$317) in income tax expenses for interest and penalties related to uncertain tax positions. The Company accrued interest and penalties of approximately RMB7,604 and RMB9,840 (US$1,441) at December 31, 2008 and 2009, respectively.

The aggregate amount and per share effect of the tax holidays are as follows:

	January 1	September 10
	To	to
	October 30,	December 31,	For the Year Ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
The aggregate amount	5,676	1,488	8,684	7,910	1,159

The aggregate effect on basic and diluted earnings per share:
-Basic	0.11	0.03	0.15	0.11	0.02

-Diluted	0.11	0.03	0.15	0.11	0.02

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
18.	TAXATION (continued)
Enterprise income tax: (continued)
The components of deferred taxes are as follows:

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	300	418	61
Accounts receivable	994	1,663	243
Allowance for doubtful accounts	—	891	131
Deferred revenue	2,595	1,560	229

	3,889	4,532	664

Deferred tax liability, current portion
Deferred cost	(1,240)	(1,364)	(200)

Deferred tax assets, current portion, net*	2,649	3,168	464

Deferred tax assets, non-current portion
Accounts receivable	3,765	2,947	432
Property, plant and equipment.	54,044	50,378	7,380
Deferred revenue, non-current portion	1,841	941	138
Other	595	528	77

	60,245	54,794	8,027

Deferred tax liabilities, non-current portion
Deferred cost	(1,523)	(1,013)	(148)
Intangible assets	(44,750)	(39,234)	(5,748)
Property, plant and equipment	(21,400)	(20,164)	(2,954)

	(67,673)	(60,411)	(8,850)

Deferred tax assets, non-current portion, net **	12,650	19,700	2,886

Deferred tax liabilities, non-current portion, net **	(20,078)	(25,317)	(3,709)

*	As at December 31, 2008 and 2009, deferred tax assets, current portion of approximately RMB1,240 and RMB1,364 (US$220) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

**	As at December 31, 2008 and 2009, deferred tax assets, non-current portion of approximately RMB47,595 and RMB35,094 (US$5,141) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
18.	TAXATION (continued)
Enterprise income tax: (continued)
Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2009 are considered to be indefinitely reinvested under ASC 740-30, Income Taxes, Other Considerations or Special Areas (Pre-Codification: Accounting Principles Board Opinion No. 23, Accounting for Income Taxes—Special Areas), and accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.
The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2009, the Group has not declared any dividends.
Business taxes
Generally revenue earned from the provision of leasing and management services is subject to 5% business tax regulations promulgated by the State Council of the PRC. According to Guoshuihan [1999] No. 3402 issued by State Administration of Tax (the “SAT”), the revenue generated from certain qualified profit sharing cooperation arrangements, which is treated as investment income under existing PRC tax regulation is not subject to business taxes. One of the Group’s subsidiaries has not recorded any business taxes on certain of its leasing and management services on the basis that revenue generated from these profit sharing cooperation arrangements with hospitals are not subject to business taxes. Based on the above, management believes that it is not probable the SAT will challenge this subsidiary’s position that it’s not subject to business tax for those profit sharing cooperation arrangements.
19.	OTHER INCOME
On January 21, 2008, the Company was awarded a settlement from the Intermediate Court of Shenzhen city, Guangdong Province in the amount of RMB7,734 for the reimbursement of amounts that were misappropriated by employees. These activities occurred during fiscal 2005 or before and were discovered in July 2006.
20.	EMPLOYEE SHARE OPTIONS
OMS Share Options
On November 17, 2007, OMS, the predecessor of Ascendium and the Company, adopted a share option plan pursuant to which OMS granted three executive directors (“Grantees”) 25,000,000 options in aggregate (“OMS Share Options”) to purchase ordinary shares of OMS at an exercise price of US$0.80 per share. The OMS Share Options vest upon the achievement of certain performance conditions.
The OMS Share Options are exercisable from the date they vest until their expiry on December 31, 2008 and are transferrable to any individuals designated by Grantees. As at December 31, 2007, the OMS Share Options vested because all performance conditions had been met. The aggregate fair value of the options on the grant date of November 17, 2007 was RMB49,526 , which was recorded as compensation expense.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
20.	EMPLOYEE SHARE OPTIONS (continued)
In August 2008, Concord agreed to issue 21,184,600 vested options (“Concord Options”) with an exercise price of US$0.79 per share to the Grantees in exchange for their vested OMS Share Options. Since the fair value of the Concord Options RMB36,207 was less than the fair value of the OMS Share Options RMB45,970, the difference of RMB9,763 has been credited to Additional Paid-In Capital.
Of the 21,184,600 vested Concord Options issued, 6,355,400 Concord Options were exercised immediately resulting in total proceeds of RMB34,382 being paid to the Company. The remaining 14,829,200 vested Concord Options, which were held by a significant shareholder of Concord, were sold to three directors of Concord for an amount which was less than the fair value of the Concord Options (the “Concord Options Transfer”). The difference represented a benefit that the shareholder conveyed to the three directors to compensate them for assuming directorship roles with the Company. The three directors signed employment contracts with the Company but the contractual terms did not contain a required service period. At the date of the Concord Options Transfer, the fair value of the Concord Options (RMB25,460) calculated using an option pricing model exceeded the consideration paid by the directors (RMB21,245) with the difference of RMB4,215 being recognized immediately as compensation expense since the options had vested. An offsetting credit was recognized in Additional Paid-In Capital to reflect the contribution made by the shareholder for providing a benefit to directors of the Company in accordance with SAB Topic 5T “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. The three directors immediately exercised the 14,829,200 Concord Options and paid total proceeds of US$11,715 in aggregate.
The Company calculated the estimated grant date fair value of the share-based awards in 2007 and 2008 using a Binomial-Lattice Model based on the following weighted average assumptions:

	November 17,	August 18,
	2007	2008	August 18, 2008
	(successor)	(successor)	(successor)
	OMS Options	OMS Options	Concord Options
Risk-free interest rate	4.17%	2.94%	2.94%
Dividend yield	—	—	—
Expected volatility range	38.34%	39.53%	39.53%
Sub optimal early exercise factor	1.5 times	1.5 times	1.5 times
The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the health care industry. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent valuation firm, American Appraisal. The weighted-average grant-date fair value of stock options granted during the period from September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor) were RMB1.29 and RMB1.71 per share, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
20.	EMPLOYEE SHARE OPTIONS (continued)
No compensation expense was recorded by the predecessor entity for the period from January 1 to October 30, 2007 since no share-based awards were issued. Total share-based compensation expense of RMB49,526 and RMB4,215 was recognized in the period from September 10 to December 31, 2007 (successor) and in the year ended December 31, 2008 (successor), respectively, in general and administrative expenses.
Concord 2008 Share Incentive Plan
On October 16, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (“The 2008 Share Incentive Plan”). The 2008 Share Incentive Plan provides for the granting of options, share appreciation rights, or other share based awards to key employees, directors or consultants. The total number of Concord ordinary shares that may be issued under the 2008 Share Incentive Plan is up to 13,2180,000 ordinary shares. As of December 31, 2008, no awards have been granted under the 2008 Share Incentive Plan.
On November 17, 2009, the Board of Directors approved a grant of options to its directors and employees to purchase an aggregate of 4,765,800 ordinary shares under its 2008 Share Incentive Plan. On November 27, 2009, the Company granted options to purchase 4,765,800 ordinary shares to its directors and employees. The stock options have an exercise price equal to the Company’s initial public offering price of $3.67 per share, a contractual life of eight years and vest equally on the first, second, third, and fourth anniversary of the grant date. The measurement date occurred when the exercise price was established, at which time the Company estimated the fair value of these share-based payment awards and recognize compensation cost over each employee’s respective requisite service period which closely approximates the vesting period of the awards. The total compensation recognized in 2009 was RMB1,006 (US$148), representing the pro rata compensation from November 27, 2009 to December 31, 2009. The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As of December 31, 2009, the total compensation cost related to non-vested awards not yet recognized amounted to approximately RMB42,231 (US$6,187).
The Company calculated the estimated grant date fair value of the share options granted in the year ended December 31, 2009 using a Black-Scholes Model based on the following weighted average assumptions:

December 11, 2009
(Successor)
2008 Share Incentive Plan
Risk-free interest rate	2.36%
Dividend yield	—
Expected volatility range	35.99%
Expected term	5.25 years

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
20.	EMPLOYEE SHARE OPTIONS (continued)
The risk-free rate was based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The dividend yield was assumed nil as the Company has no history or expectation of paying dividends on its ordinary shares. The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the health care industry. The expected term of options reflected the application of the simplified method set out in SAB No. 107, which defined the term as the average of the contractual term of the options and the weighted-average vesting period for the options given their characteristics.
The following table summarizes employee share-based awards activities during the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the years ended December 31, 2008 and 2009 (successor):

						Weighted
				Weighted-		Average
		Weighted-		Average		Remaining	Aggregate
	Number of	Average		Grant-date		Contractual	Intrinsic
Share Options Granted to Employees	Shares	Exercise Price		Fair Value		Term (Years)	Value
Outstanding, January 1, 2007 and October 30, 2007	—
Granted—OMS Options	25,000,000	US$	0.80	US$	0.26	1.09		—

Outstanding, December 31, 2007	25,000,000	US$	0.80	US$	0.26	1		—

Expiration of OMS Options	(25,000,000)	US$	0.80	US$	0.26	0.39		—
Grant of Concord Options	21,184,600	US$	0.79	US$	0.25	0.38		—
Exercised of Concord Options	(21,184,600)	US$	0.79	US$	0.25	0.38	US$	10,793

Outstanding, December 31, 2008	—

Granted - 2008 Share Incentive Plan	4,765,800	US$	3.67	US$	1.33	4.00		—

Outstanding, December 31, 2009	4,765,800	US$	3.67	US$	1.33	3.91		—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2009.
The share-based compensation expense of the share-based awards granted to employees for the year ended December 31, 2009 is as follows:

	For the year ended
	December 31, 2009
		(successor)
	RMB		US$
General and administrative expenses	744		109
Selling expenses	262		38

	1,006		147

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
21.	RELATED PARTY TRANSACTIONS
a)	Related parties

Name of Related Parties	Relationship with the Group
Mr. Haifeng Liu	A relative of a shareholder of the Company
Mr. Jianyu Yang	Director and a shareholder of the Company
Mr. Zheng Cheng	Director and a shareholder of the Company
Mr. Yaw Kong Yap	Director and a shareholder of the Company
Shenzhen Hai Ji Tai Technology Co., Ltd. (“Haijitai”)	A company owned by Mr. Haifeng Liu
Beijing Medstar Hi-Tech Investment Co., Ltd. (“Beijing Medstar”)	A company under the control of Mr. Zheng Cheng
Our Medical New Technology Co., Ltd (“Our Medical”)	A company under the control of Mr. Haifeng Liu
b)	The Group had the following related party transactions for the period from January 1, 2007 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor), and the years ended December 31, 2008 and 2009 (successor):

	January 1,	September 10,
	To	to
	October 30,	December 31,	For the Year Ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Short-term interest-free loans borrowed from:
Haijitai	—	38,700
Mr. Haifeng Liu	—	4,000
Mr. Jianyu Yang	—	1,000	4,000	—	—
Repayment of interest-free loans borrowed from:
Haijitai	—	—	38,700	—	—
Mr. Haifeng Liu	—	—	2,000	2,000	293
Mr. Jianyu Yang	—	—	5,000	—	—
Non-current deposits made to:			—	—	—
Our Medical	11,521	706	1,726	12,497	1,831
Imputed interest, calculated using incremental borrowing rates ranging from 6.57% to 7.48%, amounting to approximately RMB8, RMB96, RMB2,991, and RMB55 (US$8) for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor), the years ended December 31, 2008 and 2009 (successor), respectively, were recorded with an offsetting credit to Additional Paid-in Capital.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
21. RELATED PARTY TRANSACTIONS (continued)
c) The Group had the following related party balances as of December 31, 2008 and 2009:

	As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Amount due to related parties:
Beijing Medstar	196	196	29
Mr. Haifeng Liu	2,000	—	—
Mr. Zheng Cheng	1,351	1,190	174
Mr. Yaw Kong Yap	60	160	23

	3,607	1,546	226

Deposits held by a related party:
Our Medical	17,630	15,370	2,252

All balances with the related parties as of December 31, 2008 and 2009 were unsecured, interest-free and have no fixed terms of repayment.
22.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB208, RMB35, RMB938 and RMB2,506 (US$367) for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor), the years ended December 31, 2008 and 2009 (successor), respectively.
Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of operations as incurred. The total amounts for such employee benefits, who is also a Director of the Company, were approximately nil, nil, RMB14 and RMB85 (US$12) for the period from January 1, 2007 to October 30, 2007 (predecessor), the period from September 10 to December 31, 2007 (successor) and the years ended December 31, 2008 and 2009 (successor), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
23.	COMMITMENTS AND CONTINGENCIES
Operating lease commitments
Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2009:

	RMB	US$
2010	5,215	764
2011	4,808	704
2012	2,464	361

	12,487	1,829

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2007, 2008 and 2009, total rental expenses for all operating leases amounted to approximately RMB711, RMB2,620 and RMB 5,448 (US$798), respectively.

Purchase commitments
The Group has commitments to purchase certain medical equipment of approximately RMB170,657 (US$25,001) at December 31, 2009, which are scheduled to be paid within one year.

Income taxes
As of December 31, 2009, the Group has recognized approximately RMB23,894 (US$3,500) as an accrual for unrecognized tax benefits (note 18). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As December 31, 2009, the Group classified the RMB23,894 (US$3,500) accrual as a current liability.

Lawsuit
On December 4, 2009, the Company received a legal proceeding alleging that certain of the Group’s centers gamma knife systems were infringing a third-party owned patent. This claim relates to a patent used in the head gamma knife system manufactured by one of the Company’s equipment manufacturers, Our Medical, which is a related party of the Company. A previous legal proceeding involving the same such patent was initiated in June 2000 against Our Medical, its related parties, and AMS, whereby the relevant PRC court also ordered the use of such equipment to cease. The Company is currently assessing the validity of the claim and has received a written indemnification from Our Medical for any damages or losses incurred from any intellectual property infringement by such system. The Company has identified one head gamma knife system currently in use in a center of the Company’s network that could be subject to such claim, representing approximately 1.5% and 0.9% of the Company’s total consolidated net revenues in 2008 and in 2009, respectively. Based on the early stage of this legal claim, the Company has determined that it is not probable that a loss will result from this contingency nor could an amount of the loss contingency be reasonably estimated.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
24.	SEGMENT REPORTING
In accordance with ASC 280, Segment Reporting (Pre-Codification: SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information), the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment that includes primarily lease rental, management services and equipment sales.
Lease and management services accounted for 94%, 93%, 90% and 89% of the Group’s net revenue for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor), the year ended December 31, 2008 and 2009 (successor), respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.
Hospital A represented the largest customer of the Group which individually accounted for approximately RMB29,551 (US$4,329) or more than 10% of the Group’s consolidated revenues for the year ended December 31, 2009 (successor). Hospital B represented the largest customer of the Group which individually accounted for approximately RMB23,191 (US$3,397) or more than 10% of the Group’s consolidated revenues for the year ended December 31, 2008 (successor). Hospital A, Hospital B and Hospital C represented the largest customers of the Group accounting for RMB3,387, RMB1,683 and RMB1,911, respectively, each of which is more than 10% of the Group’s consolidated revenues for the period from September 10 to December 31, 2007 (successor). Hospital A, Hospital C and Hospital D represented the largest customers of the Group accounting for RMB14,641, RMB8,062 and RMB7,767 or more than 10% of the Group’s consolidated revenues for the period from January 1 to October 30, 2007 (predecessor).
Geographic disclosures:
As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
25.	INCOME (LOSS) PER SHARE

Basic and diluted income (loss) per share for each of the periods presented is calculated as follows:

	January 1,	September 10,
	to	to
	October 30,	December 31,	For the Year Ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Numerator:
Net income (loss) attributable to ordinary shareholders used in calculating (loss) income per ordinary share - basic and diluted	19,430	(48,326)	(496,037)	46,418	6,800
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted (loss) income per share	50,000,000	50,000,000	57,481,400	74,648,779	74,648,779

Basic and diluted (loss) income per share	0.39	(0.97)	(8.63)	0.62	0.09

In the period from September 10 to December 31, 2007 (successor), the diluted income (loss) per share is the same as basic loss per share because the if-converted method would not be applied as the effect of the convertible loans would be anti-dilutive. The share options should not be included in the calculation of diluted income (loss) per share because the Company incurred a net loss and, therefore, the effect would be anti-dilutive.

In 2008, the basic loss per share was calculated using the two class method because the Preferred Shares were participating securities. The losses were not allocated to holders of the Preferred Shares because they are not obligated to fund the losses of the Group and the contractual principal and mandatory redemption amount of Preferred Shares are not reduced as a result of losses incurred by the Group. Diluted loss per share is the same as basic loss per share because the effects of the Preferred Shares were anti-dilutive when computed on an “if converted” basis.

In 2008, the Company issued Series A and Series B contingently redeemable convertible preferred shares (note 15). Each Preferred Share shall be convertible, at the option of the holder thereof, at any time after the closing of the subscription, into a number of fully paid and non-assessable ordinary Shares at a ratio 1:100 and is subject to adjustment pursuant to anti-dilution provisions. One hundred per cent of each class of the Preferred Shares which are outstanding immediately prior to the closing of the qualified initial public offering shall, on and with effect from the closing of the qualified initial public offering, be automatically converted into ordinary shares.

In 2009, the effects of the Preferred Shares were also anti-dilutive when computed on an “if converted” basis. In addition, the share options were not included in the calculation of diluted income per share under the treasury stock method because their exercise prices were greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
26.	ARRANGEMENTS WITH CHANG’AN HOSPITAL CO., LTD.

The Group has entered into the following agreements with Chang’an Hospital Co., Ltd. (“Chang’an”), a general hospital located in Xi’an in Shaanxi province in the PRC, which is also a significant customer of the Group, and certain of its related parties, including the controlling parent of Chang’an, Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”), a China-based conglomerate engaged in information technology, real estate and the medical industries; a subsidiary of Chang’an, Xi’an Century Friendship Medical Technology R&D Co., Ltd. (“Xi’an”), and another subsidiary controlled by Chang’an Information, Beijing Century Friendship Science & Technology Development Co., Ltd., (“Beijing Century”).

Management agreements to provide stand-alone management services

The Group entered into a five year Medical Equipment Entrusted Management Agreement on March 1, 2007 with Xi’an and Chang’an to provide management services with respect to radiotherapy and diagnostic equipment owned by Xi’an located in the oncology center of Chang’an. Commencing January 1, 2010, Concord has the option to purchase the radiotherapy and diagnostic equipment owned by Xi’an at fair value if the Chang’an oncology center’s annualized revenues achieves a certain targeted level. Total management services revenue recognized under this contract was RMB8,000 and RMB10,921 (US$1,600) for the years ended December 31, 2008 and 2009, respectively. Accounts receivable related to this contract as at December 31, 2008 and 2009 was RMB4,000 and RMB2,142 (US$314), respectively.

On August 25, 2009, the Group exercised its option under the Medical Equipment Entrusted Management Agreement and the Group entered into an Equipment Purchase Agreement with Xi’an and Chang’an to acquire the radiotherapy and diagnostic equipment for a total cash consideration of RMB72,716 (US$10,603). Concurrently, the Group also converted the stand-alone management services arrangement into a Lease and Management Service Agreement which has a term of 15 years and provides the Group with a percentage of net profit generated by Chang’an’s oncology center. Commencing September 2009, the Group records all revenue associated with this arrangement as lease and management services revenue. The depreciation expense of the associated equipment is recorded as lease and management services cost of revenues. Total lease and management service revenue recognized under this lease and management service agreement was RMB8,388 (US$1,229) for the year ended December 31, 2009. Accounts receivable related to this contract as at December 31, 2009 was RMB6,388 (US$936).

On August 1, 2008, the Company signed an Entrusted Management Contract with Xi’an and Chang’an to provide general administrative management services to Chang’an. The service period is from August 1, 2008 to December 31, 2009. Under this arrangement, the Group earns a certain percentage of total monthly revenues of Chang’an Hospital. In accordance with the contract, the Group paid a performance guarantee deposit of RMB15,000 (US$2,197) to a related party of Xi’an, which is refundable 15 days after the cancellation or expiration of the contract (January 15, 2010). Total revenue recognized during the years ended December 31, 2008 and 2009 under this contract was RMB2,000 and RMB11,807 (US$1,730), respectively. Accounts receivable related to this contract as at December 31, 2008 and 2009 was nil and RMB4,517 (US$662).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
26.	ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD. (continued)

Beijing Proton Treatment Center

On December 18, 2007, the Group entered into a framework agreement with Chang’an Information to build a Beijing Proton Treatment Center (“Proton Center”). The Proton Center will initially be established by Chang’an Information with a total registered capital of RMB100,000. The parties agreed that after certain capital injections from the Group, the Company will hold a 51.2% interest in the Proton Center, while Jian Chang Group Limited, a related party of Chang’an, will hold 28.8% and China-Japan Friendship Hospital, a state-owned hospital, will hold 20.0%. Once the Proton Center commences operations, the Group shall own a 51.2% controlling interest in the Proton Center and will consolidate the operating results and financial position within the Group. Additional contractual arrangements will be entered into by the Group once all relevant permits and approvals are obtained. In order for this framework agreement to become effective, the Group is required to pay a deposit of RMB10,000 (US$1,465); this deposit was not paid as of December 31, 2009 .

To assist with this project, the Group has made deposits to Beijing Century in the amounts of RMB3,800 and RMB14,600 (US$2,139) as of December 31,2008 and December 31, 2009, respectively, towards certain setup costs of the Proton Center; these deposits are due by December 31, 2010. All of the deposits are guaranteed by Chang’an Information.

Chang’an CMS International Cancer Center

On July 1, 2008, the Group entered into a framework agreement with Xi’an to build a cancer center in northwest China, to be called Chang’an CMS International Cancer Center (“CCICC”). Although the CCICC will initially be established by Xi’an, the parties agreed that after certain initial capital injections estimated at RMB34,800 (US$5,098) from the Group, the Company shall hold a controlling interest of 52% in the CCICC, while Xi’an will hold a non-controlling interest of 48%. Similarly, the Group anticipates having to consolidate the operating results and financial position of the CCICC when the Group obtains a controlling interest. As at December 31, 2009, the relevant permits and approvals were pending. When they are received, the CCICC would then be established legally and additional contractual arrangements will be entered into by the Group (see note 27). Similarly, the Group anticipates having to consolidate the operating results and financial position of the CCICC when the Group obtains a controlling interest. As at December 31, 2008 and 2009, the Group paid a deposit of RMB15,007 (US$2,197) to a related party of Xi’an in accordance with the framework agreement.

There are no other obligations under the current framework agreement and the agreement does not specify a contractual completion date for the deposit to be repaid to the Group. If the CCICC is established, the RMB15,000 deposit will be applied against future capital injections beyond the initial capital investment estimate of RMB34,800. The Group has also paid deposits to Xi’an to be used towards setup and construction costs of the CCICC amounting to RMB2,000 and RMB3,000 (US$439) as of December 31, 2008 and 2009.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
26. ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD. (continued)

	January 1	September 10
	to	to
	October 30,	December 31,	For the year ended December 31,
	2007	2007	2008	2009	2009
	(predecessor)	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	RMB	US$
Management services revenue:
Medical Equipment Entrusted Management Agreement	3,500	1,000	8,000	10,921	1,600
Entrusted Management Contract	—	—	2,000	11,807	1,730
Lease and Management Service Agreement	—	—	—	8,388	1,229

Total management services revenue	3,500	4,500	10,000	31,116	4,559

Accounts receivable due from Chang’an	3,500	4,000	4,000	13,047	1,911

The Group had the following deposits with Chang’an and its affiliated companies as at December 31, 2008 and 2009:

		As at December 31,
	2008	2009	2009
	(successor)	(successor)	(successor)
	RMB	RMB	US$
Current — Entrusted Management Contract	15,000	15,000	2,198
Non-current — Proton Center and CCICC	20,821	32,607	4,777

Total	35,821	47,607	6,975

27. SUBSEQUENT EVENTS
On January 30, 2010, the Company entered into an Equipment Purchase Agreement with Xi’an to acquire certain general hospital facilities owned by Chang’an for total proceeds of RMB25,000 (US$3,662). Concurrently, a direct finance lease agreement was entered into between the Company and Chang’an pursuant to which the purchased general hospital facilities would be subject to the finance lease for a term of five years commencing from February 2010. Chang’an was required to pay a non-refundable administrative fee of RMB 1,250 (US$183) under the finance lease agreement. The cash consideration after netting off the administrative fee was paid in February 2010.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
27. SUBSEQUENT EVENTS (continued)
In February 2010, AML obtained a RMB60,000 banking facility with a financial institution in the PRC. The facility consists of a six months revolving loan of up to RMB42,000 and a term loan of up to RMB60,000 repayable by 30 equal monthly installments. The total sum drawn down under this facility cannot not exceed RMB60,000. Proceeds from this facility will be used towards future purchases of equipment and will be secured by such equipment. The facility is guaranteed by MSC and AMS up to RMB 66,000 and RMB 71,500 respectively. AML and AMS are required to comply with certain covenants under the terms of the loan. AML has not drawn down any loan under this facility.
In February 2010, MSC obtained a RMB65,000 banking facility which consists of a RMB15,000 overdraft for working capital purposes and a RMB50,000 loan including a six month revolving loan of RMB35,000 and a term loan of up to RMB50,000 repayable by 30 equal monthly installments for future equipment purchases. The borrowing will be secured by account receivables of MSC as approved by the financial institution and the respective medical equipment financed by the facility. The facility is guaranteed by AMS and AML up to RMB 71,500 each.MSC and AMS are required to comply with certain covenants under the terms of the loan any time during the contractual period. MSC has drawn down RMB15,000 (US$2,198) under this facility.
On April 16, 2010, Cyber signed a share acquisition agreement with Chang’an Hospital. According to the terms of the agreement, Chang’an Hospital would transfer 52% of its equity interests in Xi’an Wanjie Huaxiang Medical Technology Developing Co., Ltd. (“Xi’an Wanjie”) for consideration amounting to RMB103,181. Xi’an Wanjie is a company incorporated in the PRC and its main assets are certain hospital buildings, currently occupied by Chang’an Hospital, in which the CCICC would be located upon establishment and the related land use right. The acquisition is subject to approval by the government and the acquisition consideration would be settled within three months from the date of the government’s approval and the completion of the related registration procedures with the government.

On April 22, 2010, AML entered into an agreement to acquire 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“Tianjin Kangmeng Radiology”), a company that has medical equipment lease and management service arrangements with four radiotherapy and diagnostic imaging centers of a hospital in Hebei province for a cash consideration of RMB60,000. These four centers have been in operation since July 2009 and the arrangements will expire in five years after the initial investment has been recovered by Tianjian Kangmeng Radiology. Concurrently, AML entered into an entrusted management contract with Tianjin Kangmeng Medical Investment Co. Ltd (“Tianjin Kangmeng Medical”) according to which Tianjin Kangmeng Medical would provide management services with respect to the four centers for a term of three years. RMB18,000 of the acquisition consideration of RMB60,000 would be treated as a performance guarantee deposit which is refundable after fulfilling the performance target. The acquisition was completed in April 2010. The cash consideration of RMB40,000 was paid in June 2010.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed balance sheets

	As at December 31,
	2008	2009	2009
		(successor)
	RMB	RMB	US$
ASSETS
Current assets:
Cash	274,515	601,040	88,053
Amounts due from subsidiaries	167,140	505,558	74,065
Prepayments and other current assets	—	16,732	2,450

Total current assets	441,655	1,123,330	164,568

Non-current assets:
Investment in subsidiaries	763,010	1,040,899	152,493
Deposit for non-current assets	37,746	15,007	2,199

Total assets	1,242,411	2,179,236	319,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	529	7,905	1,158
Amounts due to subsidiaries	615	17,583	2,576
Dividends payable	10,788	—	—

Total current liabilities	11,932	25,488	3,734

Total liabilities	11,932	25,488	3,734

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
     Condensed balance sheets (continued)

	As at December 31,
	2008	2009	2009
		(successor)
	RMB	RMB	US$
Commitments and contingencies
Series A contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized - 200,000 shares as at December 31, 2008 and 2009; Issued and outstanding - 176,942 and nil shares as at December 31, 2008 and 2009, respectively. As at December 31, 2009, aggregate liquidation preference and redemption amounts were US$ nil and US$ nil, respectively (2008: US$54,573 and US$38,147, respectively))	254,358	—	—
Series B contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized - 300,000 shares as at December 31, 2008 and 2009, respectively. Issued and outstanding - 233,332 and nil shares as at December 31, 2008 and 2009, respectively. As at December 31, 2009, aggregate liquidation preference and redemption amounts were US$ nil and US$ nil, respectively (2008: US$90,583 and US$61,390, respectively))	411,101	—	—

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2008 and 2009; Authorized - 450,000,000 shares at December 31, 2008 and 2009; Issued and outstanding - 70,428,100 and 147,455,500 shares at December 31, 2008 and 2009, respectively.	55	108	16
Additional paid-in capital	1,113,150	2,671,910	391,437
Accumulated other comprehensive loss	(3,822)	(3,987)	(584)
Accumulated deficit	(544,363)	(514,283)	(75,343)

Total shareholders’ equity	565,020	2,153,748	315,526

Total liabilities, preferred shares and shareholders’ equity	1,242,411	2,179,236	319,260

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
28.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
Condensed statements of operations

	September 10
	to
	December 31,	For the Year Ended December 31,
	2007	2008	2009	2009
	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(53,862)	(4,593)	(2,372)	(347)
Selling expenses	—	—	(262)	(38)

Operating loss	(53,862)	(4,593)	(2,634)	(385)
Equity in profit of subsidiaries	5,877	84,731	126,621	18,549
Interest income	—	364	818	120
Interest expense	—	(895)	—	—
Change in fair value of convertible notes	(341)	(464)	—	—
Exchange loss	—	(74)	22	3

Net (loss) income	(48,326)	79,069	124,827	18,287

Accretion of Series A contingently redeemable convertible preferred shares	—	(270,343)	(30,050)	(4,402)
Accretion of Series B contingently redeemable convertible preferred shares	—	(304,763)	(48,359)	(7,085)

Net (loss) income attributable to ordinary shareholders	(48,326)	(496,037)	46,418	6,800

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
28.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
Condensed statements of cash flows

	September 10
	to
	December 31,	For the Year Ended December 31,
	2007	2008	2009	2009
	(successor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	US$
Net cash generated from operating activities	—	526	34	5
Net cash used in investing activities	—	(448,224)	(466,520)	(68,346)
Net cash generated from financing activities	—	727,849	793,138	116,195
Exchange rate effect on cash	—	(5,636)	(127)	(18)

Net increase in cash	—	274,515	326,525	47,836
Cash at beginning of the period	—	—	274,515	40,217

Cash at end of the period	—	274,515	601,040	88,053

Supplemental schedule of non-cash activities:
Conversion of convertible loans into Series A contingently redeemable convertible preferred shares	—	176,082	704,276	103,177

Proceeds from convertible notes paid directly to a subsidiary of the Company	36,523	—	—	—

Conversion of Series A and Series B convertible contingently redeemable preferred shares to ordinary shares upon initial public offering	—	—	704,276	103,177

Basis of Presentation
For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures (Pre-Codification: APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock). Such investment is presented on the balance sheet as “Investment in Subsidiaries” and the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statement of income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.