Form 20-F
period 2010-12-31
Concord Medical Services Holdings Ltd
filed 2011-06-28
CIK 1472072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
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
Mr. Steve Sun
Telephone: (86 10) 5957-5269
Facsimile: (86 10) 5957-5252
18/F, Tower A, Global Trade Center
36 North Third Ring Road, Dongcheng District
Beijing 100013
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing three	New York Stock Exchange
ordinary shares, par value US$0.0001 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
142,353,532 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the ☐	Other ☐
International Accounting Standards Board
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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
     Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Aohua Medical, Aohua Leasing, Shanghai Medstar, CMS Hospital Management Co., Ltd., or CMS Hospital Management, Xing Heng Feng Medical, Tianjin Kangmeng Radiology Equipment Management Co., Ltd., Shenzhen Lingdun Medical Investment Management Co., Ltd., and Wan Jie Hua Xiang Medical Technology Development Limited;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2008, 2009 and 2010.
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
     The following selected consolidated statements of operations and other consolidated financial data for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 (Successor Period) (other than the income (loss) per ADS data) and the selected consolidated balance sheet data as of December 31, 2009 and 2010 (Successor Period) have been derived from our audited consolidated financial statements, which is included elsewhere in this annual report on Form 20-F. The following selected consolidated statements of operations and other consolidated financial data for the period from January 1, 2007 to October 30, 2007 (Predecessor Period), for the period from September 10, 2007 to December 31, 2007 (Successor Period) and the selected consolidated balance sheet data as of December 31, 2008 (Successor Period) have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The following selected consolidated statements of operations for the year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this annual report on Form 20-F. The unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the period presented. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The consolidated financial statements of each of us and our predecessor are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Predecessor		Concord Medical (Successor)
		Period from	Period from
	Year Ended	January 1,	September 10,
	December	2007 to	2007 to	Year Ended December 31,
	31, 2006	October 30, 2007	December 31, 2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	61,440	63,082	13,001	155,061	260,162	349,248	52,916
Management services	876	4,340	982	12,677	28,739	22,805	3,455
Other, net	—	—	—	4,051	3,535	17,471	2,647

Total net revenues	62,316	67,422	13,983	171,789	292,436	389,524	59,018
Cost of revenues:
Lease and management services	(22,388)	(20,396)	(1,908)	(25,046)	(60,937)	(93,771)	(14,208)
Amortization of acquired intangibles	—	—	(2,002)	(20,497)	(26,493)	(26,488)	(4,013)
Management services	(24)	(20)	(4)	(54)	(131)	(2,441)	(370)

Total cost of revenues	(22,412)	(20,416)	(3,914)	(45,597)	(87,561)	(122,700)	(18,591)
Gross profit	39,904	47,006	10,069	126,192	204,875	266,824	40,427
Operating expenses:
Selling expenses(1)	(1,267)	(1,601)	(757)	(5,497)	(7,675)	(17,150)	(2,598)
General and administrative expenses (1)	(15,600)	(8,467)	(57,171)	(18,869)	(29,821)	(70,008)	(10,607)

Operating income (loss)	23,037	36,938	(47,859)	101,826	167,379	179,666	27,222
Interest expense	(1,710)	(954)	(279)	(7,455)	(6,891)	(7,448)	(1,128)
Change in fair value of convertible notes	—	—	(341)	(464)	—	—	—
Foreign exchange loss	—	—	(4)	(325)	(213)	(5,436)	(824)
(Loss) gain from disposal of equipment	(469)	(1,555)	(25)	658	—	543	82
Interest income	68	15	—	430	948	7,865	1,192
Other income (expenses)	—	—	—	7,734	—	(399)	(60)

Income (loss) before income taxes	20,926	34,444	(48,508)	102,404	161,223	174,791	26,484
Income tax (expenses) benefit	(4,097)	(15,014)	182	(23,335)	(36,396)	(43,873)	(6,647)

Net income (loss)	16,829	19,430	(48,326)	79,069	124,827	130,918	19,837

Net loss attributable to non-controlling interests	—	—	—	—	—	(1,518)	(230)
Accretion of Series A contingently redeemable convertible preferred shares	—	—	—	(270,343)	(30,050)	—	—
Accretion of Series B contingently redeemable convertible preferred shares	—	—	—	(304,763)	(48,359)	—	—
Net income (loss) attributable to ordinary shareholders	16,829	19,430	(48,326)	(496,037)	46,418	129,400	19,607

Income (loss) per share — basic and diluted (2)	0.34	0.39	(0.97)	(8.63)	0.62	0.89	0.13
Income (loss) per ADS — basic and diluted	1.02	1.17	(2.91)	(25.89)	1.86	2.66	0.40
Shares used in computation — basic and diluted(2)	50,000,000	50,000,000	50,000,000	57,481,400	74,648,779	146,040,594	—
ADSs used in computation — basic and diluted	16,666,667	16,666,667	16,666,667	19,160,467	24,882,926	48,680,198	—

(1)	Our selling expenses included share-based compensation, RMB0.3 million in 2009, and RMB2.5 million (US$0.4 million) in 2010. Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2007, 2008, and 2009 that amounted to RMB49.5 million, RMB4.2 million, RMB0.7 million and RMB7.0 million (US$1.1 million) in 2007, 2008, 2009 and 2010, respectively. We did not recognize any share-based compensation expenses in 2006. We did not grant any share options under our 2008 share incentive plan in 2010.

(2)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares was increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this annual report so that share numbers, per share price and par value data are presented as if the share split had occurred from our inception.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB		US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash	606	39,792	353,991	1,037,239	535,783	(1)	81,179

Total current assets	23,333	66,135	492,978	1,252,512	904,416		137,032

Property, plant and equipment, net	231,215	54,703	349,121	573,042	907,336		137,475

Goodwill	—	259,282	300,163	300,163	300,163		45,479

Acquired intangible assets, net	—	129,998	181,838	155,345	146,113		22,138

Total assets	256,330	543,023	1,514,395	2,443,865	2,663,044		403,490

Long-term bank borrowings, current portion	—	—	39,840	57,487	60,906		9,228

Long-term bank borrowings, non-current portion	—	—	52,120	80,915	45,089		6,832
Series A contingently redeemable convertible preferred shares	—	—	254,358	—	—		—
Series B contingently redeemable convertible preferred shares	—	—	411,101	—	—		—

Total shareholders’ equity	134,264	394,878	565,020	2,153,748	2,301,835		348,762

Total liabilities and shareholders’ equity	256,330	543,023	1,514,395	2,443,865	2,663,044		403,490

(1)	The decrease in cash as of the December 31, 2010 as compared to December 31, 2009 was primarily the results of PPE purchasing and acquisition occurred in 2010.

		Concord Medical
	Predecessor	(Successor)	Concord Medical (Successor)
	Period from	Period from
	January 1, 2007	September 10, 2007
	to October 30,	to December 31,	Year Ended December 31,
	2007	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	44,593	6,103	46,774	135,883	190,972	28,936
Net cash used in investing activities (1)	(50,452)	(30,441)	(376,371)	(272,269)	(529,468)	(80,222)
Net cash generated from (used in) financing activities	6,020	63,225	649,494	819,846	(154,933)	(23,475)
Exchange rate effect on cash	—	138	(5,698)	(212)	(8,027)	(1,217)
Net increase (decrease) in cash	161	39,025	314,199	683,248	(501,456)	(75,978)

(1)	Net cash used in investing activities in 2008, 2009 and 2010 includes acquisitions, net of cash acquired, of RMB231.5 million, RMB32.2 million and RMB45.0 million (US$6.8 million), respectively.

		Concord Medical
	Predecessor	(Successor)	Concord Medical (Successor)
	Period from January 1,	Period from September 1,
	2007 to	2007 to
	October 30,	December 31,	Year Ended December 31,
	2007	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	3,206	877	40,506	90,278	108,974	16,511
Head gamma knife systems	40,408	8,731	65,365	67,406	80,909	12,259
Body gamma knife systems	13,537	2,565	20,071	25,241	38,599	5,848
PET-CT scanners	—	—	5,241	24,196	41,036	6,218
MRI scanners	2,899	437	15,123	33,880	51,738	7,839
Others (1)	3,032	391	8,755	19,161	27,992	4,241

Total net revenues — lease and management services	63,082	13,001	155,061	260,162	349,248	52,916

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.
Exchange Rate Information
     Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on, for all dates through December 31, 2008, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2009 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 24, 2011, the noon buying rate was RMB6.4737 to US$1.00.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average(2)	Low	High
Period		(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 24)	6.4737	6.4757	6.4824	6.4628

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors
Risks Related to Our Company
We may encounter difficulties in successfully opening new centers or renewing agreements for existing centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.
     Our growth was driven by our ability to expand our network of radiotherapy and diagnostic imaging centers by primarily entering into new agreements with top-tier hospitals in China, which are 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health, or the MOH. The agreements that hospitals enter into with us and our competitors are typically long-term in nature with terms of up to 20 years. As a result, in any locality or at any given time, there may only be a limited number of top-tier hospitals that have not yet entered into long-term agreements with us or our competitors and with which we are able to enter into new agreements. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or PET-CT scanners, will further limit the number of top-tier hospitals that we or our competitors can enter into agreements within a given period. See “—Risks Related to Our Industry—Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.” Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Some of our competitors may have greater financial resources than us, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may choose to purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors. If we are unable to compete effectively in entering into agreements with new hospital partners or to renew existing agreements on favorable terms, or at all, or if hospitals choose to purchase and manage their own medical equipment, our growth prospects could be materially and adversely affected. Finally, the development of new centers generally involves a ramp-up period during which time the operating efficiency of such centers may be lower than our established centers, which may negatively affect our profitability.

We have historically derived a significant portion of our revenues from centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.
     We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. In 2008, 2009 and 2010, net revenues derived from our top five hospital partners amounted to approximately 37.8%, 33.6% and 31.8% of our total net revenues, respectively. Our largest hospital partner accounted for 13.5%, 10.1% and 12.3% of our total net revenues during those periods, respectively. In addition, centers located in Beijing, Henan province and Guangdong province accounted for 26.1%, 11.0% and 8.0% of our total net revenues in 2008, respectively, 21.7%, 9.9% and 8.3% of our total net revenues in 2009 respectively, and centers located in Beijing, Shaanxi province and Liaoning province accounted for 25.6%, 12.3% and 10.2% of our total net revenues in 2010, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:
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
     In addition, three of our hospital partners, including two of our top five hospital partners in terms of revenue contribution, accounted for 38.5% of our total accounts receivable as of December 31, 2010. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.
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
     Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB92.8 million, RMB111.3 million, and RMB 169.4 million (US$25.7 million) as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, approximately 10.5% of our accounts receivable reported on our consolidated balance sheet as of December 31, 2009 were still outstanding. The average turnover days of our accounts receivable in 2010 were 130 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.
We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.
     We have historically complemented our organic development of new centers through the selective acquisition of complementary businesses or assets or the formation of joint ventures, and we may continue to do so in the future. For example, we recently entered into an agreement to acquire a total of 52% equity interest in Chang’an Hospital, a licensed full-service private hospital. The closing of this acquisition is subject to satisfactory due diligence by the Company of the Hospital and relevant government approval. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. Integration of the acquired business or assets or cooperation with the joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may prevent key members of our management from focusing on other important aspects of our business.
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
     Since the effectiveness in September 2000 of the Implementation Opinions on the Classified Management of Urban Medical Institutions, which was promulgated by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the National Development Reform Committee, or NDRC, non-profit civilian medical institutions are no longer permitted to enter into cooperation agreements or to continue to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions issued in July 2001 by the same authorities, a non-profit civilian medical institution may, if lacking sufficient funds to purchase medical equipment outright, enter into a leasing agreement pursuant to which the medical institution leases medical equipment from its partner at market rates. To comply with these regulatory changes, we have transitioned most of our cooperation agreements with non-profit civilian hospitals to lease and management agreements. However, we are still negotiating the transition of our cooperation agreements relating to 13 of our centers located at eight of our partner hospitals, which centers’ combined revenues in 2008, 2009 and 2010 constituted approximately 17.3%, 10.3% and 7.9% of our total net revenues, respectively. Although neither we nor any of our hospital partners have incurred any penalties to date for continuing to operate under cooperation agreements at these centers, there can be no assurance that we will not incur penalties in the future or that we will be able to successfully negotiate the conversion of these agreements. If we are unable to successfully negotiate the conversion of our cooperation agreements with these hospitals or if government authorities decide to assess penalties against either us or our hospital partners or to suspend the operation of these centers before we are able to complete the transition, our business, financial condition and results of operation could be materially and adversely affected.
     We are not aware of any similar restriction imposed by military healthcare administrative authorities on the cooperation agreements that we have entered into with military hospitals, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public. Accordingly, we have maintained our cooperation agreements with 16 military hospitals as of December 31, 2010. However, as military hospitals are also government-owned, if military hospitals are required by military healthcare administrative authorities to transition away from cooperation agreements in the future, we will have to negotiate a similar conversion of the agreements with our military hospital partners. If we are unable to successfully negotiate lease and management or other alternative agreements with our existing military hospital partners on terms not less favorable than those under our cooperation agreements, our business, financial condition and results of operation may be adversely affected.
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
     As part of our growth strategy we plan to establish specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, in January 2011, we entered into agreements through our subsidiaries to acquire a total of 52% equity interest in Chang’an Hospital, a licensed full-service private hospital, from certain shareholders of the hospital for a total consideration of approximately RMB210.0 million (US$31.8 million). The closing of this acquisition is subject to satisfactory due diligence by the Company of the hospital and relevant government approval. In addition, at the Beijing Proton Medical Center, one of our planned specialty cancer hospitals, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we do not have experience in operating our own specialty cancer hospital, or in providing many of the services that we plan to offer in our specialty cancer hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as for the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our specialty cancer hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own specialty cancer hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new hospitals.
     We could also face increased exposure to liability claims at our specialty cancer hospitals, including claims for medical malpractice. We may need to obtain medical malpractice insurance and other types of insurance that we do not currently carry, each of which could increase our expenses and decrease our profitability. In addition, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of liability insurance coverage, if at all. In addition, our specialty cancer hospitals will also be required to obtain various quotas, permits and authorizations, which are currently the responsibility of our hospital partners under our existing agreements. See “—Risks Related to Our Industry—Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment” and “—Risks Related to Our Industry—We or our hospital partners may be unable to obtain various permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.”

     Finally, if our plans change for any reason or the anticipated timetable or costs of development change for our specialty cancer hospitals, our business and future prospects may be negatively impacted. There can be no assurance that the planned specialty cancer hospitals will be completed or that, if completed, they will achieve sufficient patient cases to generate positive operating margins. In addition, as our currently planned specialty cancer hospitals are to be established through joint ventures with other parties, we also may not be successful in cooperating with such joint venture partners in operating our specialty cancer hospitals. See “—Risk Factors Related to Our Business —We may not be able to effectively manage the expansion of our operations through any new acquisitions or joint ventures, which we may not be able to successfully execute.”
We rely on the doctors and other medical professionals providing services in our network of centers to make proper clinical decisions and we rely on our hospital partners to maintain proper control over the clinical aspects of the operation of our network of centers.
     We rely on the doctors and other medical professionals who work in our network to make proper clinical decisions regarding the diagnosis and treatment of their patients. Although we develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques and host seminars and conferences to facilitate consultation among doctors providing services in our network of centers, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each center and over the doctors and other medical professionals who work in such centers. Any incorrect clinical decisions on the part of doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. The centers in our network have experienced claims as to a limited number of medical disputes since they commenced operations. As of December 31, 2010, three centers in our network have agreed to pay an aggregate amount of approximately RMB 71,465 (US$10,828) to settle such claims. Any expenses resulting from such liability claims are generally required to be accounted for as expenses of the relevant center, which could reduce our revenue derived from such center. We do not carry malpractice or other liability insurance at many of the centers in our network, and at those centers that do carry such insurance, it may not be sufficient to cover any potential liability that may result from such claims. For our specialty cancer hospitals that are currently under development, we will likely face direct liability claims for any such incidents.
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
     We have applied for and obtained the registration of our trademark “Medstar” in China to protect our corporate name. As of December 31, 2010, we also owned the rights to 106 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.
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
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology Co., Ltd., or Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5%, 0.9% and 0.8% of our total net revenues in 2008, 2009 and 2010, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. On April 12, 2010, Our Medical New Technology filed a petition with the Patent Reexamination Board of the State Intellectual Property Office challenging the validity of the patent in question. In February 2011, the Patent Reexamination Board issued a decision nullifying the patent in question in whole. Currently, the decision of the Patent Reexamination Board is being appealed at the No.1 Beijing Appellate Court.
Our business depends substantially on the continuing efforts of our executive officers and other key personnel, and our business may be severely disrupted if we lose their services.
     We depend on key members of our management team, which includes Mr. Jianyu Yang, a director and our chief executive officer and president, Dr. Zheng Cheng, a co-chairman of our board of directors and our chief operating officer, Mr. Steve Sun, a co-chairman of our board of directors and our chief financial officer, Mr. Jing Zhang, a director and our executive president, Mr. Yaw Kong Yap, a director and our financial controller, as well as other key personnel for the continued growth of our business. The loss of any of these members of our management team or other key employees could delay the implementation of our business strategy and adversely affect our operations. Our future success will also depend in large part on our continued ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. Mr. Boxun Zhang, our former corporate vice president, left our company in 2010. Although our business and operation were not affect in any material way, we cannot assure we can always make similar smooth transition if other executive officers or key personnel were to leave our company in the future. Although none of the key members of our management team is nearing retirement age in the near future and we are not aware of any current key members of our management team or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, we do not maintain key employee insurance. We have entered into employment agreements and confidentiality agreements with all of the key members of our management team and other key personnel. However, if any disputes arise between any of our key members of our management team or other key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all key members of our management team and other key personnel reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
Our reported earnings could decline if we recognize impairment losses on intangible assets and goodwill relating to the OMS reorganization and other acquisitions.
     As a result of the OMS reorganization in October 2007 and our acquisitions of China Medstar and other businesses in 2008, we have recorded goodwill as well as certain acquired intangibles, which intangibles are amortized over their respective estimated useful lives. In addition, we may continue to selectively acquire complementary businesses in the future, such as our planned acquisition of 52% equity interests in Chang’an Hospital, that may result in increases in recorded goodwill and acquired intangibles. Such goodwill is tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would require more frequent assessments. Examples of such events or circumstances include, but are not limited to, a significant adverse change in the legal or business climate, an adverse regulatory action or unanticipated competition. In the future, we could recognize impairment losses on the intangible assets and goodwill, which could result in a charge to our reported results of operations and cause our reported earnings to decline.
We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.
     We do not have insurance for six units of our medical equipment, which are electroencephalography and thermotherapy equipment from which centers we derived less than 1.0% of our total revenues in each of 2008, 2009 and 2010. Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could have an adverse effect on our financial condition and results of operation. In addition, the operations in our network of centers may be particularly vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers. Also, we do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.
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
     As of the date of this annual report, our directors, executive officers and significant shareholders beneficially owned approximately 41.0% of our outstanding share capital. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
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
We have identified material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.
     With respect to our evaluation of our internal control over financial reporting, we concluded that as of December 31, 2009, our disclosure controls and procedures were not effective and as of December 31, 2009, our internal control over financial reporting was not effective. In addition, in connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, management has identified a material weakness in our internal control over financial reporting and has concluded that as of December 31, 2010, our disclosure controls and procedures and internal control over financial reporting were not effective. Our current independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2010. See “Item 15 — Controls and Procedures.”
     Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in additional material weaknesses and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. In addition, any such failure could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.
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
     In order to secure bank loans in an aggregate amount of RMB112.8 million, RMB149.9 million and RMB189.0 million (US$28.6 million) as of December 31, 2008, 2009 and 2010, respectively, we have granted security interests in equipment with a net carrying value of RMB81.6 million, RMB155.8 million and RMB173.5 million (US$26.3 million), respectively, representing 23.4%, 27.2% and 19.1% of the net value of our net property, plant and equipment of RMB349.1 million, RMB573.0 million and RMB907.3 million (US$137.5 million) as of December 31, 2008, 2009 and 2010, respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.
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
We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009. We are required to account for share-based compensation in accordance with ASC subtopic 718-10, Compensation-Stock Compensation, Overall, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009, we granted options to purchase an aggregate of 4,765,800 ordinary shares under our 2008 share incentive plan, of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors, and the remainder to other employees. We did not grant any option under our 2008 share incentive plan in 2010. We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of RMB4.2 million in 2008, RMB1.0 million in 2009 and RMB9.6 million (US$1.5 million) in 2010 related to such options. Our share-based compensation has resulted in us incurring a net loss for the period from September 10, 2007 to December 31, 2007 of RMB48.3 million. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.
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
     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company headquartered in the U.S.
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
     We do not expect to be a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for 2011, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
Risks Related to Our Industry
Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.
     The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the MOH, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the MOH or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations issued by the MOH stipulate that from 2007 to 2010, the issuance of procurement licenses for no more than 60 head gamma knife systems shall be approved nationwide. Of these 60 systems, 37 have already been allocated as of the date of this annual report, out of which four have been allocated to our hospital partners. In addition, procurement regulations issued by the MOH stipulate that from 2008 to 2010, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 38 and by the end of 2010 the total number of PET-CT systems in China cannot exceed 96. Such procurement plan was subsequently amended and after consultation with the MOH, by the end of 2010, the total number of PET-CT systems in China cannot exceed 110 after such modification. Out of the total number of PET-CT system quota that are available by the end of 2010, 106 have been allocated as of the date of this annual report, out of which only two have been allocated to our hospital partners since most of our partner hospitals where our PET-CT scanners are located are military hospitals as of the date of this annual report. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although the current number of procurement licenses available did not have a significant impact on our existing expansion plan in 2010, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners to obtain such licenses as expected, may affect our expansion plan after 2010, which could have a material adverse effect on our future prospects.
     In addition, for most of the medical equipment that we intend to install and operate in our specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the MOH or provincial level healthcare administrative authorities. Such licenses might not be obtained in a timely manner or at all, which could delay or prevent the opening of our specialty cancer hospitals, and could have a material adverse effect on our growth strategy and results of operations. See “—Risks Related to Our Business—We are planning to establish and operate specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”
Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.
     The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained in lieu thereof. As of the date of this annual report, of the 108 units of medical equipment in the centers in our network that are subject to large medical equipment procurement quota requirements, 78 were issued with a procurement license, two were issued with an interim procurement permit subsequent to the implementation of the quota requirement, 20 were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and eight, which accounted for approximately 6.9%, 7.1% and 7.6% of our total net revenues in 2008, 2009 and 2010, respectively, have not yet been issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last 28 centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

     We believe that the 20 units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These 20 units of equipment accounted for approximately 20.6%, 17.5% and 17.4% of our total net revenues in 2008, 2009 and 2010, respectively. In addition, for the two units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.
Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.
     Centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the MOH. These price ceilings can be adjusted by those authorities downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services provided across our network of centers have remained stable since 2007. The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the MOH and the Ministry of Human Resources and Social Security, or the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. If the examination or treatment fees for the services provided by the centers in our network are reduced by the government under these or other policies, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially and adversely affected.
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
     Some details of the implementation of the healthcare reform that have been published, including a policy drafted jointly by five ministries, including the Ministry of Finance, NDRC and MOH, providing general principles and guidelines for government subsidies and investments in the public healthcare system, a policy statement allowing doctors to practice in up to three hospital within the same province, and the release of a list of 307 essential drugs whose prices are subject to central government guidelines and provincial government tenders. The distribution of these drugs is expected to encompass all government-owned healthcare facilities by 2020. In addition, the government has implemented a pilot plan as to the new rural healthcare insurance program whereby patients are required to pay hospitals only a portion of their medical expenses upfront and hospitals are required to seek payment of the balance from the government. Any resulting disputes or late or delinquent reimbursement payments may affect the collection of revenue at our network of centers and could increase our accounts receivables days. On February 11, 2010, the MOH, the State Commission Office for Public Sector Reform, the NDRC, the Ministry of Finance and the MHRSS jointly issued the Guidance of Pilots of Public Hospital Reform, or the Public Hospital Reform Guidance, which provides the general plan and policy of public hospital reforms that encourages private capital to invest in the medical service industry. Hospitals may take measures through cooperation, management and reorganization to promote the rational distribution of medical resources. The Public Hospital Reform Guidance may result in an increase competition as hospitals receive more private capital to finance the construction and operation of their own radiotherapy and diagnostic imaging center. In addition, the PRC government also calls for the reduction of the examination or treatment fees for large medical equipment in the Public Hospital Reform Guidance which may adversely affect our business, financial condition and results of operations. See “—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”

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
     Each of our planned specialty cancer hospitals that will be majority owned by us will be required to obtain a radiation safety permit from the MEP and a radiotherapy permit as well as a medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our specialty cancer hospitals, which could have a material adverse effect on our business, financial condition and results of operation. For more information on risks related to our planned specialty cancer hospitals, see “—Risks Related to Our Business—We are planning to establish and operate specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”
If the government and public insurers in the PRC do not continue to provide sufficient coverage and reimbursement for the radiotherapy and diagnostic imaging services provided by our network of centers, our revenues could be adversely affected.
     Although self payments account for a high percentage of total medical expenses in China, approximately 27.5% of total medical expenses were sourced from direct payments by the government and approximately 35.1% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2009, according to the MOH. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003. The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country, but the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If the national or provincial authorities in China decide to reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy and our business, financial condition and results of operation could be materially and adversely affected.

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
     The PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted in accordance with the then prevailing tax laws and regulations prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2009, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 20% that is increased to 22% in 2010, and is scheduled to increase to 24% in 2011 and 25% in 2012. We cannot assure you that the preferential income tax rates that we enjoy will not be phased out at a faster rate or will not be discontinued altogether, either of which could result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.
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
     According to the Double Taxation Arrangement between Hong Kong and PRC (“PRC-HK DTA”), Guoshuihan [2008] No. 112, Guoshuihan [2009] No. 601 and Guoshuihan [2009] No. 81, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise continuously in the last 12 months before distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Thus, as Cyber Medical Network Limited, or Cyber Medical, is a Hong Kong company and owns 100% of CMS Hospital Management, under the aforementioned arrangement dividends paid to us through Cyber Medical by CMS Hospital Management may be subject to the 5% income tax if we and Cyber Medical are considered as “non-resident enterprises” under the EIT Law and Cyber Medical is considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If Cyber Medical is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to normal withholding income tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).
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
     The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require our overseas registered entities to be treated as PRC tax resident enterprises. We do not currently consider our company to be a PRC tax resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.
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
     Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 142,353,532 ordinary shares outstanding. Concord Medical completed its share repurchase program in the fourth quarter 2010. Since the inception of the share repurchase program in July 2010, the Company repurchased a total of 1,700,656 ADSs, representing 5,101,968 ordinary shares, for an aggregate consideration of US$11.4 million, including fees. As of

December 31, 2010, the Company had a total of 17.4 million ADSs outstanding, representing 52.2 million ordinary shares, or 37% of its outstanding ordinary shares.
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
     On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interest in China Medstar together with its wholly owned PRC subsidiary, Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, for approximately £17.1 million. China Medstar, through its then subsidiary Shanghai Medstar, engaged in the provision of medical equipment leasing and management services to hospitals in the PRC. On March 1, 2009, 100% of the equity interest in Shanghai Medstar was transferred from China Medstar to Ascendium. On August 17, 2009, the registration for such transfer was completed.
     On October 28, 2008, we acquired control of Beijing Xing Heng Feng Medical Technology Co., Ltd., or Xing Heng Feng Medical, through our subsidiaries Aohua Leasing and CMS Hospital Management Co., Ltd., or CMS Hospital Management, by acquiring 100% of its equity interest, which corresponded to its then paid-in registered capital. We paid total consideration of approximately RMB35.0 million for this acquisition.
     In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million (US$9.1 million), including RMB42.0 million (US$6.4 million) in cash and RMB18.0 million (US$2.7 million) in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd. The acquisition payment was made from cash generated from our operating cash flow.
     In July 2010, we have acquired 52% equity interest in Chang’an CMS International Cancer Center for RMB103.2 million (US$15.6 million) from Chang’an Hospital.
     In January 2011, we entered into agreements through our subsidiaries to acquire a total of 52% equity interest in Chang’an Hospital, a licensed full-service private hospital, from certain shareholders of the Hospital for a total consideration of approximately RMB210.0 million (US$31.8 million). The closing of this acquisition is subject to satisfactory due diligence by the Company of the Hospital and relevant government approval.

     As of the date of this report, we conduct substantially all of our operations through the following subsidiaries in the PRC:
•	Shenzhen Aohua Medical Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic center management services to hospitals in the PRC;

•	Shenzhen Aohua Medical Leasing and Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Medstar (Shanghai) Leasing Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the sale of medical equipment and the provision of radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	CMS Hospital Management Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC;

•	Beijing Xing Heng Feng Medical Technology Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC;

•	Chang’an CMS International Cancer Center, which specializes in cancer diagnosis and treatment in Xi’An, was established by us and Chang’an Hospital in which we will have controlling equity interest upon the consummation of the acquisition described above; and

•	Tianjing Kangmeng Radiology Equipment Management Co., Ltd, our wholly owned subsidiary incorporate in the PRC that manages four radiotherapy and diagnostic imaging centers in Hebei province.
     On December 11, 2009, our ADSs were listed on the New York Stock Exchange. Our agent in the United States is National Registered Agents, Inc., the address of which is 875 Avenue of Americas, Suite 501, New York, New York 100001.
     Our principal executive offices are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands KY1-1112. Our website is www.concordmedical.com. The information contained on our website is not a part of this annual report.

B. Business Overview
Overview
     We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us that compared our pro forma revenues against the revenues of our competitors in 2008 and our number of centers and units of equipment against those of our competitors as of the end of 2008. As of the date of this report, our network comprised 121 centers based in 68 hospitals, spanning 46 cities across 24 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health, or the MOH. Cancer was the leading cause of death in China in 2008 according to the MOH, and there is a relatively low penetration of radiotherapy and diagnostic imaging equipment compared to developed countries. We believe that our leading network and our experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.
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
     To complement our organic growth, we have also selectively acquired businesses to expand our network. In July 2008, we acquired China Medstar Pte. Ltd., or China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange, or the AIM, for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China.
     To further enhance our reputation and to employ high quality doctors, we are in the process of establishing and operating specialty cancer hospitals in China. We established our first specialty cancer hospital, Chang’an CMS International Cancer Center, in Xi’an, Shanxi Province in July 2010 with Chang’an Hospital, a licensed full-service private hospital. In January 2011, we entered into agreements through our subsidiaries to acquire a total of 52% equity interest in Chang’an Hospital from certain shareholders of Chang’an Hospital for a total consideration of approximately RMB210 million. The consummation of this acquisition will give us effective control over the full capacity of 1,100 beds in Chang’an Hospital. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital, which is expected to commence operation in 2012 or 2013. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to form a specialty hospital in Guangzhou for cancer diagnosis and treatment. We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us.

     Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases of existing centers and acquisitions. We have increased the number of centers in our network from 72 as of December 31, 2008, to 88 as of December 31, 2009 and to 119 as of December 31, 2010. Our total net revenues were RMB171.8 million, RMB292.4 million and RMB389.5 million (US$59.0 million) for the year ended December 31, 2008, 2009 and 2010, respectively. For additional information relating to our history and reorganization and our financial presentation, see “— History and Development of the Company,” “—Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”
Our Network of Centers and Specialty Cancer Hospitals
     As of the date of this report, we operated an extensive network of 121 centers based in 68 hospitals, spanning 46 cities across 24 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the MOH. Our network includes 98 radiotherapy and diagnostic imaging centers and 23 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.
     In addition to our network of centers, we established and are operating a specialty cancer hospital, Chang’an CMS International Cancer Center, that is majority owned by us in Xi’An, Shanxi Province. We are also currently in the process of establishing the Beijing Proton Medical Center in Beijing. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to form a specialty hospital in Guangzhou for cancer diagnosis and treatment. We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us.
Our Arrangements with Hospital Partners
     Lease and Management Services Arrangements
     As of the date of this report, we had 121 centers that were established under lease and management services arrangements. We typically establish such centers with civilian hospitals by entering into a lease agreement and a management agreement. Centers at military hospitals, which are regulated by the military but most of which are otherwise the same as other government-owned hospitals open to the public, are typically established under a cooperation agreement. The reason for the two different contractual structures is to comply with the different regulations governing civilian and military hospitals in China. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Restrictions on Cooperation Agreements.”
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

     Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of five centers in our network with our hospital partners primarily due to the unsatisfactory performances of the centers located in these hospitals. Excluding acquired and terminated centers, as of the date of this report, we entered into agreements with hospital partners to establish 74 new centers since the beginning of 2007. All of such agreements remain in force and 44 centers are already in operation.
     Service-Only Arrangements
     From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of the date of this report, we had such agreements for four centers. Unlike the centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the centers established under service-only agreements. Rather, we only manage such centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.
     As part of our arrangement to establish our first specialty cancer hospital, Chang’an CMS International Cancer Center, we entered into service-only agreements with a general hospital in Xi’an, Chang’an Hospital Co., Ltd., or Chang’an Hospital, in 2008 to provide management services to Chang’an Hospital and also the six radiotherapy and diagnostic imaging centers located in such hospital. We receive a management fee from the Chang’an Hospital that is equal to a percentage of its total revenues. For additional information, see “— Specialty Cancer Hospitals.” In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million all of which was paid as of December 31, 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five centers in which these six units of equipment are located.
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
     Chang’an CMS International Cancer Center
     We entered into a framework agreement and a supplemental agreement with Chang’an Hospital, a private hospital serving the northeastern region of China, and Xi’an Century Friendship Medical Technology R&D Co., Ltd., or Xi’an Century Friendship, a subsidiary of Chang’an Hospital, and pursuant to such agreements we established a specialty cancer hospital, Chang’an CMS International Cancer Center, in Xi’an, Shanxi Province. Chang’an Hospital is controlled by Chang’an Information Industry (Group) Co., Ltd., or Chang’an Information Industry, a China-based conglomerate engaged in information technology, real estate and the medical industries. Under the framework agreement, Xi’an Century Friendship established a wholly owned subsidiary, a cancer specialty hospital with a focus on cancer diagnosis and treatment services, which was subsequently renamed Chang’an CMS International Cancer (“CCICC”), and transferred the land use rights and building in connection with establishing the specialty cancer hospital to CCICC. In April 2010, we, through our subsidiary Cyber Medical, entered into an agreement with Chang’an Hospital to acquired 52% equity interest in CCICC. CCICC has a gross floor area of approximately 12,000 square meters with over 300 licensed patient beds. CCICC provides treatments for a wide range of tumor types using a variety of radiotherapy equipment as well as chemotherapy and surgery. We purchased a MM50 intensity-modulated radiation therapy system, a Novalis intensity-modulated radiation therapy system and PET-CT, MRI and CT scanners from Chang’an Hospital. The hospital employs 198 employees, including 184 doctors and other medical professionals.
     In January 2011, we entered into agreements through our subsidiaries to acquire a total of 52% equity interest in Chang’an hospital from certain shareholders of the hospital for a total consideration of approximately RMB 210.0 million (US$31.8 million). The closing of this acquisition is subject to satisfactory due diligence by the Company of the Hospital and relevant government approval. The consummation of this acquisition will give us effective control over the full capacity of 1,100 beds in Chang’an Hospital. The acquisition is intended to expand the development of CCICC by consolidating the full capacity of the hospital into CCICC.
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
     The framework agreement provides that it will only become effective upon our payment of RMB10.0 million in deposit to Chang’an Information Industry. As of the date of this report, we have not made such deposits.

However, we have, as of December 31, 2010, provided Beijing Century Friendship with interest-free loans of RMB26.6 million (US$4.0 million) for working capital purposes towards establishing the Beijing Proton Medical Center. We are currently waiting for the relevant permits and approvals to be obtained by the other shareholders to the Beijing Proton Medical Center. We plan to enter into additional definitive agreements as to the establishment of the Beijing Proton Medical Center after the relevant permits and approvals are obtained. Total development costs for the completion of Beijing Proton Medical Center are expected to be approximately RMB500.0 million to RMB600.0 million. We plan to fund the development of the Beijing Proton Medical Center with proceeds raised from our initial public offering and with bank loans.
Financing Leases
     In 2010, we entered into financing lease agreements in connection with sales and leaseback agreement with several hospitals to which we lease radiotherapy, diagnostic and other equipments. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between 3 to 5 years. The net investment in financing lease is in the range of RMB3.0 million to RMB42.3 million, depending on the types of equipments subject to the leases.
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
Linear Accelerators External Beam Radiotherapy
     As of the date of this report, we owned 24 linear accelerators and one MM50 intensity-modulated radiation therapy systems. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.
Gamma Knife Radiosurgery
     A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of the date of t his report, we owned 35 gamma knife systems, including 22 head gamma knife systems and 13 body gamma knife systems.
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
Proton Beam Therapy
     Proton beam therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton beam therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton beam therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton beam therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. Proton beam therapy is not a widely utilized treatment modality, with only approximately 55 proton beam therapy treatment centers in operation or under construction worldwide. We plan to enter into the proton therapy market with the construction of our Beijing Proton Medical Center. See “—Our Network of Centers and Specialty Cancer Hospitals—Specialty Cancer Hospitals.”
Diagnostic Imaging
     Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-

CT scanner is a device that combines a positron emission tomography, or PET, scanner and a computed tomography, or CT, scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. Other diagnostic imaging services offered in our centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of the date of this report, we owned 13 PET-CT scanners and 21 MRI scanners.
Other Treatment and Diagnostic Modalities
     Our network also includes centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2008, 2009 and 2010, revenues derived from centers that provide such other services were approximately 5.1%, 6.6% and 7.2%, respectively, of our total net revenues.
Medical Equipment Procurement
     The medical equipment used in our network of centers is highly complex and there are usually a limited number of manufacturers worldwide that produce such equipment. We typically purchase the medical equipment used in our network directly from domestic manufacturers and through importers from overseas manufacturers.
     In accordance with the relevant PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning and a large medical equipment procurement license must be obtained prior to the purchase of such medical equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals in China, which have a separate procurement system. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Large Medical Equipment Procurement License.”
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
     For our specialty cancer hospitals, we have full operating control over all clinical and non-clinical aspects of its operation, including direct supervision over medical decisions made by doctors at CCICC, and we intend to establish the same level of full operating control for Beijing Proton Medical Center.
Staffing
     In addition to the operations director or project manager appointed by us to each center, we also typically staff each center with dedicated marketing and accounting personnel. Our hospital partners appoint medical directors to the centers and, except in very limited cases, they also assign all of the doctors and other medical personnel to the centers. However, we also help our hospital partners to recruit many of the doctors or medical personnel providing services at the center. We provide feedback to our hospital partners as to the suitability and performance of the doctors and other medical personnel at each center, and work with our hospital partners to ensure that each center is staffed with the most qualified and suitable personnel. In addition, we help our hospital partners to determine the compensation of doctors and other medical personnel providing services in our network of centers. We also, on a very limited basis, enter into employment agreements with doctors to work at centers in our network after consulting with our hospital partners where such centers are based. In addition to the CCICC acquisition, we are currently in the process of establishing other specialty cancer hospitals. We will be responsible for employing and managing all personnel of these specialty cancer hospitals, including doctors and other medical personnel.
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
Pricing of Medical Service
     Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit civilian hospitals and military hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by non-profit civilian medical institutions and military hospitals. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government” and “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Pricing of Medical Services.” The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notices to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. For-profit hospitals or centers based in for-profit hospitals in China, such as our planned specialty cancer hospitals, are not subject to such pricing restrictions and are entitled to set medical service fees based on their cost structures, market demand and other factors.
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

     After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Steve Sun, the chairman of the committee, Mr. Jing Zhang, Dr. Zheng Cheng, Mr. Yaw Kong Yap, Mr. Zhihui Xie, Mr. Jie Xin from CICC and Mr. Feng Xiao from the Carlye Group. New projects need to be approved by a super-majority approval of our investment evaluation committee and by our chief executive officer.
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
Environmental Matters
     The MOH enacted the Administrative Measures on Medical Wastes Management of Medical Institutions in 2003, which sets forth the management of and criteria for the disposal of medical waste generated in the operation of medical institutions. As the supervising authority, the environmental protection authority at the county or higher levels is responsible for environmental inspections of hospitals within their jurisdictions. The MOH and the environmental protection authorities have also promulgated a series of specific regulations on the disposal of dangerous medical waste and the requirements of vehicles used to transport medical wastes. In addition, certain of the medical equipment used in our network of centers, such as gamma knife systems, use radioactive sources. In accordance with the Regulation on Radioisotope and Radiation Equipment Safety and Protection promulgated by the PRC State Council in 2005, these radioactive sources should be returned to the manufacturer of such radioactive materials or sent to dedicated radioactive waste disposal units appointed by the MEP. Radioactive materials are generally obtained from, and returned to, the medical equipment manufacturers or other third parties, which then have the ultimate responsibility for their proper disposal. However, as all centers in our network are located on the premises of our hospital partners, we do not directly oversee the disposal of certain medical waste generated in the centers. The failure of any of our hospital partners to dispose of such waste in accordance with PRC laws and regulations may have an adverse effect on the operation of centers in our network. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.” For our specialty cancer hospitals, we will be responsible for the disposal of the medical waste generated.
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
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5%, 0.9% and 0.8% of our total net revenues in 2008, 2009 and 2010, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. On April 12, 2010, Our Medical New Technology filed a petition with the Patent Reexamination Board of the State Intellectual Property Office challenging the validity of the patent in question. In February 2011, the Patent Reexamination Board issued a decision nullifying the patent in question in whole. Currently, the decision of the Patent Reexamination Board is being appealed at the No.1 Beijing Appellate Court. We do not currently believe that this claim would result in a material adverse effect on our business, financial condition or results of operations.
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
     Radiation Safety Permits
     As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Medical and Aohua Leasing are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on December 6, 2008 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All of our aforementioned subsidiaries have received a radiation safety permit.
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
     Medical Institution Practicing License
     Pursuant to the Regulation on Medical Institution issued on February 26, 1994 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the MOH. Each of the independent specialty cancer hospitals that we intend to establish would need to obtain such a medical institution practicing license. We are applying for a license for CCICC and it is currently operated within Chang’an Hospital, which has the necessary license.
     Large Medical Equipment Procurement License
     The procurement, installation and operation in China of large medical equipment, which is defined as any medical equipment valued at over RMB5.0 million or listed in the medical equipment administration catalogue of the MOH, is regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the MOH, the NDRC and the Ministry of Finance, which became effective on March 1, 2005. Pursuant to these rules, quotas for large medical equipment are set by the MOH and the NDRC or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment that is covered by the rules on procurement. For large medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For large medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. However, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals which have a separate procurement system. See “—Regulation of Military Hospitals.”
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
     With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the MOH or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained in lieu thereof. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or an interim permit. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”
     Radiotherapy Permit
     Medical institutions that engage in radiotherapy are governed by the Regulatory Rules on Radiotherapy issued on January 24, 2006 by the MOH and are required to obtain a radiotherapy permit from the relevant healthcare administrative authorities. These rules require such medical institutions to possess qualifications sufficient for radiotherapy work, which include having adequate facilities for housing radiotherapy equipment as well as having qualified, properly trained personnel. Medical institutions that operate medical equipment containing radioactive materials are also required to obtain a radiation safety permit. See “—Permits Required by Our Company—Radiation Safety Permits.”
     Radiation Worker Permit
     Medical institutions that engage in the operation of medical equipment that contains radioactive materials or emits radiation during operation are required to obtain a radiation worker permit from the competent healthcare administrative authorities for each medical technician who operates such equipment.
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
     Restrictions on Cooperation Agreements
     Since the effectiveness in September 2000 of the Implementation Opinions on the Management by Classification of Urban Medical Institutions by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, non-profit medical institutions other than military hospitals have been prohibited from entering into new cooperation agreements or continuing to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Management by Classification of Urban Medical Institutions issued on July 20, 2001 by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, a non-profit medical institution that lacks sufficient funds to purchase medical equipment outright may enter into a leasing agreement pursuant to which the medical institution leases medical equipment at market rates. In response to this regulatory change, we have replaced the majority of our cooperation agreements with non-profit civilian hospitals with leasing and management agreements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management arrangements due to regulatory changes.”
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
Pricing of Medical Services
     Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the MOH on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at non-profit medical institutions and military hospitals are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions and military hospitals. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the MOH and the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. See “Item 3. Key Information—D. Risk Factors—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”
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
     Currently, several of our shareholders who are residents in the PRC and are subject to the above registration or amendment of registration requirements, have applied to SAFE’s local branches to make the required SAFE registration with respect to their investments in our company. Because of the current suspension of acceptance of such registrations by the SAFE authorities due to reportedly forthcoming new SAFE regulations, such shareholders’ applications are still pending. We cannot assure you that these shareholders’ pending applications will eventually be approved by the authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”
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
C. Organizational Structure
     The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this report.

D. Property, Plant and Equipment
     Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,931 square meters, pursuant to lease agreements entered into in March 2009 each with a term of three years. The following table sets forth our other leased properties as of the date of this report:

Location	Size (in square meters)	Expiration Date
Beijing	348	December 2012
Shanghai	24	May 2012
Shanghai	342	April 2013
Shenzhen	522	November 2012
     The centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the center. We established a specialty cancer hospital in Xi’an Chang’an CMS International Cancer Center, that is majority owned by us and have entered into an agreement to establish and operate another specialty cancer hospital in Beijing, Beijing Proton Medical Center, that is to be majority owned by us. Chang’an CMS International Cancer Center has a gross floor area of approximately 12,000 square meters and Beijing Proton Medical Center has a planned gross floor area of approximately 12,700 square meters. We obtained the land use rights for properties occupied by Chang’an CMS International Cancer Center and expect to obtain the land use rights for properties occupied by Beijing Proton Medical Center. For additional information on our centers and specialty cancer hospitals, please see “—Our Network of Centers and Specialty Cancer Hospitals.”
     We owned the following primary medical equipment as of the date of this report, which are located in the various centers across our network:

Number of primary medical equipment owned(1) :
Linear accelerators (2)	25
Head gamma knife systems	22

Body gamma knife systems	13
PET-CT scanners	13
MRI scanners	21
Others(3)	23

Total	117

(1)	Excluding data from 4 centers under service-only agreements as of the date of this report.

(2)	Including a MM50 intensity-modulated radiation therapy system.

(3)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward looking statements based upon current expectations that involve risks and uncertainties. See “—G. Safe Harbor.” Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Item 3. Key Information —D. Risk Factors” or in other parts of this annual report.
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
     To further enhance our reputation as a leading provider of radiotherapy treatment service and attract high quality doctors, we plan to establish and operate specialty cancer hospitals in China. We have entered into an agreement in April 2010 to establish our first specialty cancer hospital, the Chang’an CMS International Cancer

Center, in Xi’an, Shanxi Province. In addition, we are in the process of establishing another specialty cancer hospital, the Beijing Proton Medical Center, which is expected to commence operation in 2012.
     Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 72 at the end of 2008 to 88 as of December 31, 2009 and to 119 as of December 31, 2010. Our total net revenues were RMB171.8 million in 2008. Our total net revenues in 2008 on a pro forma basis, which gives effect to our acquisition of China Medstar as if it had been completed on January 1, 2008, were RMB234.7 million. Our total net revenues increased to RMB292.4 million in 2009 from RMB171.8 million for 2008, due primarily to (i) an increase in the number of patient cases from existing centers and the opening of new centers, and (ii) consolidation of China Medstar’s revenues for the entire fiscal year 2009 as compared to only five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008. Our total net revenues increased to RMB389.5 million (US$59.0 million) in 2010 from RMB292.4 million in 2009, due primarily to business expansion and patient volume growth.
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
     We believe that the radiotherapy and diagnostic imaging market will continue to be favorable in the future. However, changes in the cancer treatment market in China, whether due to changes in government policy or any decrease in the number of cancer cases treated by radiotherapy in China, may have an adverse effect on our results of operations. See “Item 4. Information on the Company—Business Overview—Regulation of Our Industry.”
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
     In 2008, we added 32 new centers under lease and management services arrangements, of which 25 were added through various acquisitions in 2008. In 2009, we added 23 new centers to our network under similar lease and management services arrangements, five of which were converted in August 2009 from six centers that were previously managed under service-only agreements, and one new center to our network under service-only agreement. In 2010, we added 33 new centers to our network, of which 31 were under lease and management services arrangements, and 2 were under service-only agreements. We closed two centers in 2010 after their contracts expired.
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
     In addition to the CCICC acquisition, we are also currently in the process of establishing other specialty cancer hospitals that will be majority owned and operated by us. For such hospitals, we will need to hire a significant number of medical and other personnel and incur other start-up costs that will result in an increase in our operating expenses without a corresponding increase in revenues during the initial ramp-up period. As a result, our profitability may be negatively affected.
The Range and Mix of Services Provided in Our Network
     The medical service fees charged for the services provided in our network of centers vary by the type of medical equipment used as well as the provinces or regions in China in which such centers are located due to the varying applicable price ceilings. Medical service fees in China are subject to government controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government” and “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Pricing of Medical Services.” The maximum medical service fees for the same treatment using the same equipment may differ between provinces and regions. Centers established in provinces or regions with a significantly higher price ceiling may result in an increase in our revenues derived from such centers and higher profit margin for the centers, resulting in an increase in our profitability. In addition, certain medical services allow us to charge higher fees than other types of medical services. For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB9,000 to RMB20,000 per patient case, with each treatment lasting one session for approximately 10 to 30 minutes, medical service fees for treatments provided through body gamma knife systems typically range from approximately RMB12,500 to RMB25,000 per patient case, with each treatment lasting five to ten sessions and 10 to 20 minutes each, and medical service fees for treatments provided through linear accelerators typically range from approximately RMB8,000 to RMB40,000 per patient case, with each treatment lasting from 20 to 40 sessions and 10 to 20 minutes each. In addition, linear accelerators can be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments such as three-dimensional conformal radiation therapy, which significantly increase the medical service fees per treatment. Furthermore, diagnostic imaging services typically have a lower profit margin than radiotherapy treatment.

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
     We completed the following acquisition of the following four businesses since 2008:
•	China Medstar in July 2008 for approximately £17.1 million or approximately RMB238.7 million;

•	Xing Heng Feng Medical in October 2008 for approximately RMB35.0 million;

•	Tianjin Kangmeng Radiology Equipment Management Co., Ltd. in April 2010 for approximately RMB60.0 million (US$9.1 million);

•	certain medical equipment located in Tianjin People’s Liberation Army 272 Hospital and the related business from a third party for RMB14.0 million;

•	certain medical equipment located in People’s Liberation Army 254 Hospital and the related business from another third party for RMB4.0 million;
     The consideration paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized. The results of operations of China Medstar were consolidated into our results of operations commencing in August 2008, the results of operations of Xing Heng Feng Medical were consolidated into our results of operations commencing in November 2008, and the results of operations of Tianjin Kangmeng Radiology Equipment Management Co., Ltd. were consolidated into our results of operation commencing in April 2010.
     We did not make any acquisition in 2009. However, we entered into an agreement in April 2010 to acquire four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million (US$9.1 million) by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.
     In July 2010, we acquired 52% equity interest in Chang’an CMS International Cancer Center for RMB103.2 million (US$15.6 million) from Chang’an Hospital.
     In January 2011, we entered into agreements through our subsidiaries to acquire a total of 52% equity interest in Chang’an Hospital from certain shareholders of Chang’an Hospital for a total consideration of approximately RMB210 million (US$31.8 million). The consummation of this acquisition will give us effective control over the full capacity of 1,100 beds in Chang’an Hospital. After this acquisition, we plan to transform Chang’an Hospital into a full-service hospital with a special focus on cancer diagnosis and treatment services.

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
     We also provide management services to a limited number of centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each center equal to a contracted percentage of the center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2010, we managed four centers under service-only agreements.
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
     During the years ended December 31, 2008, 2009 and 2010, we had financing lease income of nil, nil and RMB5.1 million (US$0.8 million), net of tax, respectively.
     The following table sets forth the breakdown of our total net revenues for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
		% of Total Net		% of Total Net			% of Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
			(in thousands, except for percentages)
Lease and management services	155,061	90.3	260,162	89.0	349,248	52,916	89.7%
Management services	12,677	7.4	28,739	9.8	22,805	3,455	5.9%
Other, net	4,051	2.3	3,535	1.2	17,471	2,647	4.4%

Total net revenues	171,789	100.0	292,436	100.0	389,524	59,018	100.0%

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
     In the past, we have recorded limited amounts of uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB3.8 million, RMB2.0 million and RMB1.4 million (US$0.2 million) as of December 31, 2008, 2009 and 2010, respectively.
     We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2008, 2009 and 2010, net revenue derived from our top five hospital partners amounted to approximately 37.8%, 33.6% and 31.8%, respectively, of our total net revenues. Our largest hospital partner accounted for 13.5%, 10.1% and 12.3%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.
     Chang’an Hospital was the largest hospital partner in terms of revenue contribution for the year ended December 31, 2010 and accounted for approximately 12.3% of our total net revenues in 2010. In August 2009, we purchased the six units of the medical equipment housed in these six centers from Chang’an Hospital. We provide management services to Chang’an Hospital through a lease and management services agreement. Under the lease and management services arrangement with Chang’an Hospital, we receive a contracted percentage of each center’s revenue net of specified operating expenses. The contracted percentage is adjusted based on a declining scale over the term of the arrangement. The arrangement may be terminated due to changes in government policies that prohibit the lease of such medical equipment and Chang’an Hospital will be required to pay us an amount equal to the purchase price of the medical equipment less depreciation. In addition, the arrangement can be terminated by us upon the default or failure by Chang’an Hospital to perform its obligations. In July 2010, we acquired from Chang’an Hospital through our subsidiary Cyber Medical 52% equity interest in Chang’an CMS International Cancer Center for RMB103.2 million (US$15.6 million). Chang’an CMS International Cancer Center currently owns the relevant building and land in which Chang’an Hospital is located, including the five centers that we currently manage for Chang’an Hospital.
     We are subject to approximately 5% business tax and related surcharges on certain of our revenues, except as described in our accompanied consolidated financial statements. Such taxes and surcharges amounted to RMB4.5 million, RMB10.8 million and RMB17.5 million (US$2.7 million) in 2008, 2009 and 2010, respectively, and are deducted prior to deriving our total net revenues. In addition, revenue derived from the sale of medical equipment are net of value-added tax of 17% which amounted to RMB0.9 million, RMB1.5 million and RMB1.2 million (US$0.2 million) in 2008, 2009 and 2010, respectively.
     We established and are operating a specialty cancer hospital, Chang’an CMS International Cancer Center, that is majority owned by us in Xi’An, Shaanxi Province. We are also currently in the process of establishing the Beijing Proton Medical Center in Beijing. In January 2011, we entered into an agreement with Sun Yat-Sen University Cancer Center and a third party to form a specialty hospital in Guangzhou for cancer diagnosis and treatment.

Cost of Revenues and Operating Expenses
     The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
		% of Total Net		% of Total Net			% of Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
			(in thousands, except for percentages)
Cost of revenues:
Lease and management services	25,046	14.6	60,937	20.8	93,771	14,208	24.1
Amortization of acquired intangibles	20,497	11.9	26,493	9.1	26,488	4,013	6.8
Management services	54	0.0	131	0.0	2,441	370	0.6

Total cost of revenues	45,597	26.5	87,561	29.9	122,700	18,591	31.5

Gross Profit	126,192	73.5	204,875	70.1	266,824	40,427	68.5
Operating expenses:
Selling expenses	5,497	3.2	7,675	2.6	17,150	2,598	4.4
General and administrative expenses (1)	18,869	11.0	29,821	10.2	70,008	10,607	18.0

Total operating expenses	24,366	14.2	37,496	12.8	87,158	13,205	22.4

(1)	Our selling expenses included share-based compensation, RMB0.3 million in 2009, and RMB2.5 million (US$0.4 million) in 2010. Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2007, 2008 and 2009 that amounted to RMB4.2 million,RMB0.7 million and RMB7.0 million (US$1.1 million) in 2008, 2009 and 2010, respectively. We didn’t grant any share options under our 2008 share incentive plan in 2010.
Cost of Revenues
     Our cost of revenues primarily consists of the amortization of acquired intangibles and the depreciation of medical equipment purchased, installed and operated in our network of centers. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. Our amortization of acquired intangibles in connection with the OMS reorganization, the acquisition of China Medstar, Tianjin Kangmeng Radiology Equipment Management Co., Ltd. and other businesses was RMB20.5 million, RMB26.5 million and RMB26.5 million (US$4.0 million) in 2008, 2009 and 2010, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB24.1 million and RMB17.1 million annually between 2011 and 2015.
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
     Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and specialty cancer hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses have increased in absolute amount from 2008 through 2010 as a result of increased efforts to expand our network of centers and our specialty cancer hospitals. We expect our selling expenses to continue to increase in absolute amount in the future, in line with the expansion of our network and the growth in our total net revenues. Our selling expenses include share-based compensation, RMB0.3 million in 2009, and RMB2.5 million (US$0.4 million) in 2010.
     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-

based compensation expenses in 2008, 2009 and 2010 that amounted to RMB4.2 million, RMB0.7 million and RMB7.0 million (US$1.1 million), respectively, which significantly increased our general and administrative expenses for those periods. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network of centers and the growth in our total net revenues.
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
     On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009, we granted options to purchase 4,765,800 ordinary shares, of which options to purchase 1,716,500 ordinary shares were granted to our executive officers and directors, and the remainder to other employees. We recorded RMB9.6 million (US$1.5 million) in 2010 in share compensation expenses related to such share option grant. We did not grant any options under our 2008 share incentive plan in 2010.
Accretion of Series A and Series B Contingently Redeemable Convertible Preferred Shares
     Under the terms of the Amended and Restated Shareholders’ Agreement dated as of October 20, 2008, which was subsequently amended on November 17, 2009 and on December 7, 2009, by and among us, our shareholders and certain other parties named therein, holders of the Series A and Series B redeemable convertible preferred shares have the right to require us to repurchase their preferred shares if (i) three years after the closing date of the subscription of the Series B contingently redeemable convertible preferred shares a qualified initial public offering has not taken place, (ii) any of certain of our key directors has resigned which resulted in or would be likely to result in a material adverse effect on our business, or (iii) we or any of our subsidiaries have breached or failed to be in compliance with any applicable laws which has had or would be reasonably likely to have a material adverse effect on our business. In the event of a repurchase under this right, we are required to repurchase all of the outstanding Series A or Series B contingently redeemable convertible preferred shares at a repurchase price equal to the original issue price of the preferred shares, plus an amount which would have accrued on the original issue price at a compound annual rate of at least 12.5% from the date of issuance up to and including the date on which such repurchase price is paid. The accretion of the Series A and Series B contingently redeemable convertible preferred shares is reflected as a charge against net income (loss) attributable to ordinary shareholders and totaled RMB270.3 million and RMB304.8 million in 2008 and RMB30.1 million and RMB48.4 million in 2009 for Series A and Series B contingently redeemable convertible preferred shares, respectively. All of our Series A and Series B contingently redeemable convertible preferred shares were converted into ordinary shares upon our initial public offering in December 2009.
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
Hong Kong
     We did not have any assessable profits subject to the Hong Kong profits tax in 2008, 2009 and 2010. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.
Singapore
     We did not have any assessable profits subject to the Singapore profits tax in 2008, 2009 and 2010. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.
People’s Republic of China
     Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The EIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2010, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 22% that is scheduled to increase to 24% in 2011 and 25% starting from 2012. Our other PRC subsidiaries are subject to the tax rate of 25% in 2010.
     The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require our overseas registered entities to be treated as PRC tax resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income.
     Under the EIT Law, a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and PRC-HK DTA, substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to the PRC-HK DTA, Guoshuihan [2008] No.112, Guoshuihan [2009] No.601 and Guoshuihan [2009] No.81, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise continuously in the last 12 months before distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if the Cayman Islands holding company and our Hong Kong subsidiary are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiary is considered to be a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
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
     We have determined that the lease and management service arrangements contain a lease of medical equipment pursuant to ASC subtopic 840-10, Leases, Overall. The hospital has the ability and the right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable as the management service element. The arrangement consideration is allocated between the lease element and the non-lease deliverables on a relative fair value basis. ASC 840, Leases, is applied to the lease elements of the arrangement and SEC Staff Accounting Bulletin No. 104, is applied to other elements of the arrangement not within the scope of ASC 840.
     Revenues generated by the lease arrangement are based purely on a profit share formula. Certain of the lease and management services arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectibility of these minimum lease payments are not considered predictable and there are important uncertainties regarding the future costs to be incurred by us relating to the arrangement. Therefore, the lessor’s additional criteria for capital lease classification in ASC 840-10-25-42 to 840-10-25-44, Leases, Overall, Recognition, Lessors was not met even if any of the ASC 840-10-25-1, Leases, Overall, Recognition, General, criteria for capital leases are met. Consequently, we account for all lease arrangements as operating leases. As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, we recognize revenue when the lease payments under the arrangement become due, that is, when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. For the service element of the arrangement, revenue is only considered determinable at the time the payments under the arrangement become due, that is, when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when determined if all other basic criteria have also been met.
     Revenue derived from the lease and management service arrangement is recorded under “Lease and management service” in the consolidated statements of operations and is recorded net of business tax of 5% if any.
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
     Medical Equipment Sales. Revenues arising from sales of medical equipment and services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met. Pursuant to the application of ASC subtopic 605-45, Revenue Recognition, Principal Agent Considerations, we record revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. Revenue derived from medical equipment sales is recorded under “Other” in the consolidated statements of operations.
     Financing Lease. Pursuant to ASC subtopic 840-30, Leases, Capital Leases, we records revenue related to financing lease income attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2008, 2009 and 2010, we had financing lease income of nil, nil and RMB5.1 million (US$0.8 million), net of tax, respectively. Income derived from medical financing lease is recorded under “Other, net” in the consolidated statements of operations.
     Others. On July 1, 2008, we entered into a framework agreement with Xi’an to build a cancer center in northwest China, or the Chang’an CMS International Cancer Center (“CCICC”). In April 2010, the transaction was consummated with us paying RMB103.2 million (US$15.6 million) for a controlling interest of 52% in the CCICC, while Xi’an holds a non-controlling interest of 48%. As of December 31, 2010, the clinic license for CCICC has not been obtained. In accordance with a supplemental agreement, we obtained the CCICC trial period revenue from July 1, 2010 to December 31, 2010 which amounted to RMB8.3 million (US$1.3 million).
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
Goodwill
     Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination. Under ASC subtopic 350-20, Intangibles, Goodwill and Other, Goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with ASC subtopic 350-20 at the reporting unit level. ASC subtopic 350-20 describes the reporting unit as an operating segment or one level below the operating segment, depending on whether certain criteria are met. We determined that we have only one reporting unit and have assigned goodwill to the reporting unit and tested for impairment annually as of December 31.
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

Share-based Compensation
     We account for share-based compensation under ASC 718, Compensation - Stock Compensation . Under ASC 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. For options granted to employees, we record share-based compensation expenses for the fair value of the options at the grant date. Currently, consistent with the job functions of the grantees, we categorize these share-based compensation expenses in our general and administrative expenses, as well as selling expenses.
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

	Year Ended December 31
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operation Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	155,061	90.3	260,162	89.0	349,248	52,916	89.7
Management services	12,677	7.4	28,739	9.8	22,805	3,455	5.8
Other, net	4,051	2.3	3,535	1.2	17,471	2,647	4.5

Total net revenues	171,789	100.0	292,436	100.0	389,524	59,018	100
Cost of revenues:
Lease and management services	(25,046)	(14.6)	(60,937)	(20.8)	(93,771)	(14,208)	(24.1)
Amortization of acquired intangibles	(20,497)	(11.9)	(26,493)	(9.1)	(26,488)	(4,013)	(6.8)
Management services	(54)	(0.0)	(131)	(0.0)	(2,441)	(370)	(0.6)

Total cost of revenues	(45,597)	(26.5)	(87,561)	(29.9)	(122,700)	(18,591)	(31.5)

Gross profit	126,192	73.5	204,875	70.1	266,824	40,427	(68.5)
Operating expenses:
Selling expenses (2)	(5,497)	(3.2)	(7,675)	(2.6)	(17,150)	(2,598)	(4.4)
General and administrative expenses (1)	(18,869)	(11.0)	(29,821)	(10.2)	(70,008)	(10,607)	(18.0)

Operating income	101,826	59.3	167,379	57.2	179,666	27,222	46.1
Interest expense	(7,455)	(4.3)	(6,891)	(2.4)	(7,448)	(1,128)	(1.9)
Change in fair value of convertible notes	(464)	(0.3)	—	—	—	—	—
Foreign exchange loss	(325)	(0.2)	(213)	(0.1)	(5,436)	(824)	(1.4)
Gain from disposal of equipment	658	0.4	—	—	543	82	0.1
Interest income	430	0.3	948	0.3	7,865	1,192	2.0
Other income (expense)	7,734	4.5	—	—	(399)	(60)	(0.1)

Income before income taxes	102,404	59.6	161,223	55.1	174,791	26,484	44.9
Income tax expenses	(23,335)	(13.6)	(36,396)	(12.4)	(43,873)	(6,647)	(11.3)

Net income	79,069	46.0	124,827	42.7	130,918	19,837	33.6

(1)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2007, 2008 and 2009 that amounted to RMB4.2 million and RMB0.7 million, and RMB7.0 million (US$1.1 million) in 2008, 2009 and 2010, respectively. We didn’t grant any share options under our 2008 share incentive plan in 2010.

(2)	Our selling expense included share-based compensation expenses amounted to RMB0.3 million in 2009 and RMB2.5 million (US$0.4 million) in 2010.
     As a result of our acquisition of China Medstar on July 31, 2008, China Medstar became our consolidated subsidiary and its results of operations from August 2008 to December 31, 2008 have been consolidated in our results of operations for the year ended December 31, 2008.
Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009
     Total Net Revenues. Our total net revenues increased by 33.2% to RMB389.5 million (US$59.0 million) for the year ended December 31, 2010 from RMB292.4 million for the year ended December 31, 2009, primarily due to an increase of approximately 10% in patient cases from existing centers and increase in patient cases as a result of the opening of 33 new centers in 2010.
     Cost of Revenues. Total cost of revenues increased by 40.1% to RMB122.7 million (US$18.6 million) for the year ended December 31, 2010 from RMB87.6 million for the year ended December 31, 2009. This increase was due primarily to an increase in our depreciation costs related to the opening on new centers and the resulting increase in salaries and benefits for additional personnel employed by and assigned to the new centers.
     Cost of revenues as a percentage of our total net revenues increased to 31.5% for the year ended December 31, 2010 from 29.9% for the year ended December 31, 2009. This increase was due primarily to:

•	an increase in the number of new centers that are in operation and the higher cost of revenues as a percentage of total net revenues associated with such centers during their ramp-up period; and

•	an increase in the number of new centers that offer diagnostic imaging services, which have a higher cost of revenues as a percentage of total net revenues as compared to radiotherapy treatments.
     Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 30.2% to RMB266.8 million (US$40.4 million) for the year ended December 31, 2010 from RMB204.9 million for the year ended December 31, 2009. Our gross margin decreased to 68.5% for the year ended December 31, 2010 from 70.1% for the year ended December 31, 2009.
     Operating Expenses. Our operating expenses increased by 132.4% to RMB87.2 million (US$13.2 million) for the year ended December 31, 2010 from RMB37.5 million for the year ended December 31, 2009 due primarily to (i) an increase in salaries and employee benefits payment associated with an increased headcount primarily as a result of business expansion, (ii) an increase in professional expenses associated with being a public company; and (iii) an increase in share-based compensation expense of RMB8.6 million.
     Selling Expenses. Our selling expenses increased by 123.5% to RMB17.2 million (US$2.6 million) for the year ended December 31, 2010 from RMB7.7 million for the year ended December 31, 2009. This increase in our selling expenses was due primarily to an approximately 118.3% increase in travelling expenses, entertainment expense, and office expenses to approximately RMB10.8 million (US$1.6 million) related to increased business development efforts and an increase in share-based compensation expenses from RMB0.3 million in 2009 to RMB2.5 million (US$0.4 million) in 2010.
     General and Administrative Expenses. Our general and administrative expenses increased by 134.8% to RMB70.0 million (US$10.6 million) for the year ended December 31, 2010 from RMB29.8 million for the year ended December 31, 2009. This increase was due primarily to (i) an increase in salaries and benefits payment in connection with the increased headcount of our personnel and their travel related expenses, (ii) an increase in professional expenses associated with being a public company; and (iii) an increase in share-based compensation expenses from RMB0.7 million in 2009 to RMB7.0 million (US$1.1 million) in 2010.
     Operating Income. As a result of the foregoing, our operating income increased by 7.3% to RMB179.7 million (US$27.2 million) for the year ended December 31, 2010 from RMB167.4 million for the year ended December 31, 2009. Operating margin decreased to 46.1% for the year ended December 31, 2010 from 57.2% for the year ended December 31, 2009.
     Interest Expense. Our interest expense increased by 8.1% to RMB7.4 million (US$1.1 million) for the year ended December 31, 2010 from RMB6.9 million for the year ended December 31, 2009.
     Foreign Exchange Loss. Our foreign exchange loss increased significantly to RMB5.4 million (US$0.8 million) for the year ended December 31, 2010 from RMB0.2 million for the year ended December 31, 2009. The loss was due primarily to depreciation of our cash balances held in U.S. dollars against the Renminbi.
     Gain from Disposal of Equipment. We recorded a gain of RMB0.5 million from the disposal of equipment for the year ended December 31, 2010. We did not record such gain for the year ended December 31, 2009.
     Interest Income. Our interest income increased significantly to RMB7.9 million (US$1.2 million) for the year ended December 31, 2010 from RMB0.9 million for the year ended December 31, 2009. This increase was due primarily to the increase in interest rate.
     Income Taxes. Our income tax expense increased by 20.5% to RMB43.9 million (US$6.6 million) for the year ended December 31, 2010 from RMB36.4 million for the year ended December 31, 2009. This increase was due primarily to increase in our taxable profits, as well as a higher effective enterprise income tax rate of 25.1% for the year ended December 31, 2010 as compared to 22.6% for the year ended December 31, 2009.

     Net Income and Net Margin. As a result of the foregoing, our net income increased by 4.9% to RMB130.9 million (US$19.8 million) for the year ended December 31, 2010 from RMB124.8 million for the year ended December 31, 2009. Net margin decreased to 33.6% for the year ended December 31, 2010 from 42.7% for the year ended December 31, 2009.
Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008
     Total Net Revenues. Our total net revenues increased by 70.2% to RMB292.4 million for the year ended December 31, 2009 from RMB171.8 million for the year ended December 31, 2008, primarily due to (i) an increase of approximately 135.2% in patient cases from existing centers and increase in patient cases as a result of the opening of 16 new centers in 2009, and (ii) consolidation of China Medstar’s revenues for the entire fiscal year 2009 as compared to only the last five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008.
     Cost of Revenues. Total cost of revenues increased by 92.0% to RMB87.6 million for the year ended December 31, 2009 from RMB45.6 million for the year ended December 31, 2008. This increase was due primarily to (i) an increase in our depreciation costs related to the opening on new centers and the resulting increase in salaries and benefits for additional personnel employed by and assigned to the new centers and (ii) consolidation of China Medstar’s cost of revenues for the entire fiscal year 2009 as compared to only the last five months of 2008, as a result of the acquisition of China Medstar being completed in July 2008.
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
     Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 62.4% to RMB204.9 million for the year ended December 31, 2009 from RMB126.2 million for the year ended December 31, 2008. Our gross margin decreased to 70.1% for the year ended December 31, 2009 from 73.5% for the year ended December 31, 2008.
     Operating Expenses. Our operating expenses increased by 53.9% to RMB37.5 million for the year ended December 31, 2009 from RMB24.4 million for the year ended December 31, 2008 due primarily to (i) an increase in salaries and employee benefits payment associated with an increased headcount primarily as a result of business expansion, (ii) RMB1.0 million in share-based compensation expenses related to certain option grants in November 2009 and (iii) consolidation of China Medstar’s operating expenses for the entire fiscal year 2009 as compared to only the last five months of 2008. Operating expenses as a percentage of our total net revenues decreased to 12.8% for the year ended December 31, 2009 from 14.2% for the year ended December 31, 2008 due primarily to increased economies of scale.
•	Selling Expenses. Our selling expenses increased by 39.6% to RMB7.7 million for the year ended December 31, 2009 from RMB5.5 million for the year ended December 31, 2008. This increase in our selling expenses was due primarily to an approximately 172.0% increase in travelling expenses and office expenses to approximately RMB2.3 million related to increased business development efforts. Selling expenses as a percentage of our total net revenues decreased to 2.6% for the year ended December 31, 2009 from 3.2% for the year ended December 31, 2008 mainly due to increased economies of scale.
•	General and Administrative Expenses. Our general and administrative expenses increased by 58.0% to RMB29.8 million for the year ended December 31, 2009 from RMB18.9 million for the year ended December 31, 2008. This increase was due primarily to (i) increases in salaries and benefits payment in connection with the increased headcount of our personnel and their travel related expenses, and (ii) increases in auditing expenses. Our share-based compensation charges in 2009 includes options that we granted in November 2009 to our executive officers, directors and other employees to purchase pursuant to our 2008 share incentive plan an aggregate of 4,765,800 ordinary shares. General and administrative expenses as a percentage of our total net revenues decreased to 10.2% for the year ended December 31, 2009 from 11.0% for the year ended December 31, 2008 mainly due to economies of scale.
     Operating Income. As a result of the foregoing, our operating income increased by 64.4% to RMB167.4 million for the year ended December 31, 2009 from RMB101.8 million for the year ended December 31, 2008. Operating margin decreased to 57.2% for the year ended December 31, 2009 from 59.3% for the year ended December 31, 2008.
     Interest Expense. Our interest expense decreased by 7.6% to RMB6.9 million for the year ended December 31, 2009 from RMB7.5 million for the year ended December 31, 2008. This decrease was due primarily to a decrease in the imputed interest rate on borrowings due to related party, which was partially offset by increase in our total interest expense from bank borrowings.
     Change in Fair Value of Convertible Notes. We recorded a gain of RMB0.5 million from change in fair value of convertible notes for the year ended December 31, 2008. As all convertible notes were converted into our Series A contingently redeemable preferred shares in 2008, we did not record such gain for the year ended December 31, 2009.
     Foreign Exchange Loss. Our foreign exchange loss decreased by 34.5% to RMB0.2 million for the year ended December 31, 2009 from RMB0.3 million for the year ended December 31, 2008. The loss was due primarily to depreciation of our cash balances held in U.S. dollars against the Renminbi.
     Gain from Disposal of Equipment. We recorded a gain of RMB0.7 million from the disposal of equipment for the year ended December 31, 2008 while we did not record such gain for the year ended December 31, 2009.
     Interest Income. Our interest income increased by 120.5% to RMB0.9 million for the year ended December 31, 2009 from RMB0.4 million for the year ended December 31, 2008. This increase was due primarily to an increase in cash balances during the year ended December 31, 2009 as compared to the same period in 2008 primarily as a result of proceeds received from the issuance of our Series B contingently convertible preferred shares in October 2008.
     Income Taxes. Our income tax expense increased by 56.0% to RMB36.4 million for the year ended December 31, 2009 from RMB23.3 million for the year ended December 31, 2008. This increase was due primarily to increase in our taxable profits, which was partially offset by a lower effective enterprise income tax rate of 22.6% for the year ended December 31, 2009 as compared to 22.8% for the year ended December 31, 2008.
     Net Income and Net Margin. As a result of the foregoing, our net income increased by 57.9% to RMB124.8 million for the year ended December 31, 2009 from RMB79.1 million for the year ended December 31, 2008. Net margin decreased to 42.7% for the year ended December 31, 2009 from 46.0% for the year ended December 31, 2008.

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
     As of December 31, 2010, we had RMB535.8 million (US$81.2 million) in cash, RMB83.0 million (US$12.6 million) in short-term borrowings outstanding and RMB106.0 million (US$16.1 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding.
     On November 17, 2009, we entered into a framework strategic cooperation agreement with China Construction Bank Company Limited, Shenzhen Branch, or CCB Shenzhen. Under the agreement, subject to compliance by CCB Shenzhen with relevant laws and regulations, credit approval by CCB Shenzhen and the negotiation and signing of definitive loan agreements, CCB Shenzhen intends to grant us credit facilities up to an amount equivalent to RMB1.5 billion (US$227.3 million), either in RMB or in foreign currencies, over the course of the next three years to support our development. The credit facilities may be in the form of, among others, working capital loans, fixed asset project loans, bridge loans or guarantees. No assurance can be given that any portion of such credit facilities will be eventually granted to us as currently contemplated in this agreement or at all.
     The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	46,774	135,883	190,972	28,936
Net cash used in investing activities (1)	(376,371)	(272,269)	(529,468)	(80,222)
Net cash generated from (used in) financing activities	649,494	819,846	(154,933)	(23,475)
Exchange rate effect on cash	(5,698)	(212)	(8,027)	(1,217)
Net increase (decrease) in cash	314,199	683,248	(501,456)	(75,978)
Cash at beginning of the year	39,792	353,991	1,037,239	157,157
Cash at end of the year	353,991	1,037,239	535,783	81,179

(1)	Net cash used in investing activities in 2008, 2009 and 2010 includes acquisitions, net of cash acquired, of RMB231.5 million, RMB32.2 million and RMB45.0 million (US$6.8 million), respectively.
Operating Activities
     The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners and cash payments that we made in connection with establishing new centers.
     Net cash generated from operating activities increased by 40.5% to RMB191.0 million (US$28.9 million) for the year ended December 31, 2010 from RMB135.9 million for the year ended December 31, 2009. Net cash generated from operating activities for the year ended December 31, 2010 was due primarily to cash received from hospital partners. This increase was partially offset by an increase in notes and accounts receivable of RMB58.4 million (US$8.8 million) and an increase in deposits for non-current assets and prepayment in land use right of RMB55.5 million (US$8.4 million).

     Net cash generated from operating activities increased by 190.5% to RMB135.9 million for the year ended December 31, 2009 from RMB46.8 million for the year ended December 31, 2008. Net cash generated from operating activities for the year ended December 31, 2009 was due primarily to cash received from an increased number of hospital partners which, in turn, was primarily a result of our acquisition of China Medstar. This increase was partially offset by an increase in accounts receivable and a decrease in accrued expenses and other liabilities.
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
Investing Activities
     Net cash used in investing activities for the year ended December 31, 2010 was RMB529.5 million (US$80.2 million). Net cash used in investing activities for the year ended December 31, 2010 was due primarily to (i) deposits paid for the purchase of medical equipment that amounted to RMB293.9 million (US$44.5 million), (ii) the purchase of buildings and medical equipments for new centers that amounted to RMB111.1 million (US$16.8 million), (iii) payments for acquisition of Tianjin Kangmeng of RMB45.0 million (US$6.8 million) and (iv) an increase in net investment in financing lease of RMB85.9 million (US$13.0 million).
     Net cash used in investing activities for the year ended December 31, 2009 was RMB272.3 million. Net cash used in investing activities for the year ended December 31, 2009 was due primarily to (i) deposits paid for the purchase of medical equipment for new centers that amounted to RMB63.0 million, (ii) the purchase of medical equipment for new centers (including the purchase from Chang’an Hospital of the six units of radiotherapy and diagnostic imaging equipment) that amounted to RMB168.8 million and (iii) the payment of the remaining acquisition consideration for Xing Heng Feng Medical and certain other business of RMB32.0 million.
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
Financing Activities
     Net cash used in financing activities for the year ended December 31, 2010 was RMB154.9 million (US$23.5 million). Net cash used in financing activities for the year ended December 31, 2010 was due primarily to repayment of short-term bank borrowings of RMB143.0 million (US$21.7 million), repayment of long-term bank borrowings of RMB88.1 million (US$13.4 million), payment for repurchase of ordinary shares of RMB76.8 million (US$11.6 million) and an increase in restricted cash of RMB113.0 million (US$17.1 million), which were partially offset by the proceeds from short-term bank borrowing of RMB214.5 million (US$32.5) and the proceeds from long-term bank borrowing of RMB55.7 million (US$8.4 million).
     Net cash generated from financing activities for the year ended December 31, 2009 was RMB819.8 million. Net cash generated from financing activities for the year ended December 31, 2009 was due primarily to the proceeds from our initial public offering, net of issuance cost, of RMB820.9 million, the proceeds from long-term bank borrowings of RMB135.6 million, the proceeds from short-term bank borrowings of RMB19.0 million and a decrease in restricted cash of RMB4.7 million, which were partially offset by the repayment of long-term bank borrowings of RMB89.1 million and the repayment of short-term bank borrowings of RMB28.3 million.
     Net cash generated from financing activities in 2008 was RMB649.5 million. Net cash generated from financing activities in 2008 was due primarily to proceeds received from the issuance of our Series A and Series B contingently redeemable convertible preferred shares and convertible notes that amounted to RMB613.2 million, proceeds received from the exercise of share options that amounted to RMB114.6 million and proceeds from short-

term bank borrowings of RMB20.8 million, which was partially offset by repayments of loans from certain related parties that amounted to RMB41.7 million, the repayment of long-term bank borrowings of RMB37.9 million and the repayment of short-term bank borrowings of RMB21.5 million.
Acquisitions and Capital Expenditures
     We entered into an agreement in April 2010 to acquire four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million (US$9.1 million), including RMB42.0 million (US$6.4 million) in cash and RMB18.0 million (US$2.7 million) in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd. The acquisition payment was made from cash generated from our operating cash flows. Furthermore, we have acquired 52% equity interest in Chang’an CMS International Cancer Center for RMB103.2 million (US$15.6 million) from Chang’an Hospital in July 2010. Chang’an CMS International Cancer Center currently owns part of the land use right and the building in which Chang’an Hospital is currently located.
     In January 2011, we entered into agreements through our subsidiaries to acquire a total of 52% equity interest in Chang’an Hospital from certain of its shareholders for a total consideration of approximately RMB 210.0 million (US$31.8 million). The closing of this acquisition is subject to satisfactory due diligence by the Company of the Hospital and relevant government approval.
     In 2008, 2009 and 2010, our capital expenditures totaled RMB31.6 million, RMB228.7 million and RMB405.0 million (US$61.4 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Capital expenditures increased by 77.1% in 2010 as compared to 2009 as we have established 15 more new centers in 2010 as compared to 2009. Our capital expenditures in 2010 included the CCICC acquisition for the total consideration of approximately RMB103.2 million (US$15.6 million). Capital expenditures increased significantly in 2009 as compared to 2008 as we established a significant number of our own centers in 2009 as compared to 2008, where in 2008 the expansion of our network was primarily through acquisition. In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we previously managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million, which was fully paid as of December 31, 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five remaining centers in which these six units of equipment are located.
     We estimate that our expected aggregate capital expenditures in 2011 will be approximately RMB500 million (US$75.8 million) to RMB600 million (US$90.9 million), which we will use mainly for the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the purchase of medical equipment and for the establishment of our specialty cancer hospitals.
     We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.
Recently Issued Accounting Pronouncements
     In October 2009, the Financial Accounting Standard Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC subtopic 605-25, Revenue Recognition, Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The Group will adopt ASU 2009-13 for the fiscal year commencing January 1, 2011. The Group does not expect that the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.
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
     In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”),Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 will have a material impact on its consolidated financial statements.
C.	Research and Development
     We do not make, and do not expect to make, significant expenditures on research and development activities.
Intellectual Property
     We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for and obtained the registration of our trademark “Medstar” in October 2009 to protect our corporate name. We also own the rights to 106 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not directly dependent upon any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Company—We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.” As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.
D.	Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of our future operating results or financial condition.
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
F.	Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(RMB in thousands)
Short-term debt obligations-principal	83,000	83,000	—	—	—
Short-term debt obligations-interest	420	420	—	—	—
Long-term debt obligations-principal	105,995	60,906	45,089	—	—
Long-term debt obligations-interest	5,065	1,627	3,438	—	—
Capital lease obligations	10,173	3,781	6,392	—	—
Operating lease obligations	8,234	4,448	3,786	—	—
Purchase obligations	46,912	46,912	—	—	—

Total	259,799	201,094	58,705	—	—

     Our short- and long-term debt obligations as of December 31, 2010 represent bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2010 had a weighted average interest rate of 4.60% per annum. Our long-term bank borrowing outstanding as of December 31, 2010 had a weighted average interest rate of 5.30% per annum.
     As of December 31, 2010, we had RMB83.0 million (US$12.6 million) in short-term borrowings outstanding and RMB106.0 million (US$16.1 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding.
     In 2009, Shanghai Medstar entered into three long-term borrowing arrangements with the Agricultural Bank of China with a total amount of RMB53.8 million, all with a term to maturity of three years. These long-term borrowing arrangements each has a variable annual interest rate equal to 90% of the benchmark lending rate of the

People’s Bank of China adjusted every three months. Under the terms of the arrangements, Shanghai Medstar was required to make monthly payments beginning in October 2009 in an amount equal to RMB170,000 and a final payment of RMB50,000 at maturity related to one of the borrowings and monthly payments beginning in November 2009 in an amount equal to RMB1.2 million and a final payment of RMB0.4 million at maturity related to another borrowing.
     In January 2009, Aohua Medical has entered into a long-term loan agreement with China Construction Bank, Shenzhen Branch for RMB20.0 million that matures in January 2012. This long-term borrowing has a variable annual interest rate equal to 110% of the benchmark lending rate of the People’s Bank of China, adjusted every 12 months, secured by accounts receivable of Aohua Medical and Aohua Leasing and guaranteed by Aohua Leasing. Aohua Medical is required to make monthly repayments as to the principal of the borrowing beginning on the fourth month after the loan is obtained.
     In January 2009, Aohua Leasing obtained a trade financing facility in the principal amount of RMB20.0 million from China Construction Bank that expired in January 2010. Under this trade financing facility, Aohua Leasing was required to pay a management fee to China Construction Bank in an amount equal to 5.5% of the total principal amount under this facility. This trade financing facility was secured by accounts receivable of Aohua Leasing and guaranteed by Aohua Medical and Shanghai Medstar.
     In June 2009, Shanghai Medstar also entered into a short-term loan agreement with HSBC Bank (China) Company Limited for RMB15.0 million that matures in June 2010 bearing interest at a rate of 5.16%, secured by account receivables of Shanghai Medstar and guaranteed by Aohua Medical. This borrowing contains restrictive covenants requiring the maintenance of tangible net worth of RMB400.0 million and RMB180.0 million by China Medstar and Aohua Medical, respectively, and a total liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.5 times and 0.36 times at all time for China Medstar and Aohua Medical, respectively.
     Aohua Leasing entered into a RMB100.0 million banking facility with China Construction Bank in August 2009 that matures in August 2012. This banking facility bears interest rate equal to a floating rate of the People’s Bank of China’s benchmark lending rate adjusted every twelve months, which was 5.4% in August 2009. We use this banking facility for the purchase of medical equipment and any amount drawn under the facility will be secured by the respective medical equipment to be purchased and accounts receivable of Aohua Leasing, as well as guaranteed by Aohua Medical and Shanghai Medstar. Aohua Leasing is required under the facility agreement to make quarterly repayments of the principal.
     In September 2009, Aohua Medical obtained a bank loan facility in the principal amount of RMB20.0 million from China Merchant Bank Company Limited that expired in September 2010. This bank loan facility was guaranteed by Aohua Leasing. Interest rate for this bank loan facility was determined in accordance with the specific loan agreement entered into every time the facility is drawn down. As of December 31, 2010, Aohua Medical had repayed all of this facility.
     In December 2009, Shanghai Medstar entered into a RMB6.8 million long-term borrowing arrangement with the Agricultural Bank of China that matures in November 2012. The long-term borrowing arrangement has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China adjusted every three months. Shanghai Medstar is required to make monthly payments beginning in January 2010 in an amount equal to RMB190,000 and a final payment of RMB150,000 at maturity.
     In January 2010, Shanghai Medstar entered into a long-term loan agreement with ABC Bank (China) Company Limited for RMB13.1 million (US$2.0 million) that matures in January 2013. This long-term borrowing has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China, adjusted every 3 months, secured by the respective medical equipment. Shanghai Medstar is required to make monthly payments beginning in August 2010 in an amount equal to RMB440,000 (US$66,667) and a final payment of RMB370,000 (US$56,061) at maturity.
     In February 2010, Shanghai Medstar entered into a long-term loan agreement with ABC Bank (China) Company Limited for RMB17.5 million (US$2.7 million) that matures in February 2013. This long-term borrowing has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China, adjusted every 3 months. Shanghai Medstar is required to make quarterly payments beginning in April 2010 in an amount equal to RMB1.46 million (US$0.2 million) and a final payment of RMB1.44 million (US$0.2 million) at maturity. But Shanghai Medstar has fully repaid during 2010.
     In March 2010, Shanghai Medstar entered into a long-term loan agreement with ABC Bank (China) Company Limited for RMB15.7 million (US$2.4 million) that matures in March 2013. This long-term borrowing has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China, adjusted every 3 months. Shanghai Medstar is required to make monthly payments beginning in October 2010 in an amount equal to RMB530,000 (US$80,303) and a final payment of RMB280,000 (US$42,424) at maturity.
     In March 2010, Aohua Medical Services has entered into a short-term loan agreement with China Merchants bank, Shenzhen Branch for RMB8.0 million (US$1.2 million) that matures in March 2011. This short-term borrowing has a variable annual interest rate equal to one year benchmark lending rate of the People’s Bank of China, adjusted every 3 months.
     In April 2010, Shanghai Medstar entered into a long-term loan agreement with ABC Bank (China) Company Limited for RMB3.4 million (US$0.5 million) that matures in April 2013. This long-term borrowing has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China, adjusted every 3 months, secured by the respective medical equipment. Shanghai Medstar is required to make quarterly payments beginning in June 2010 in an amount equal to RMB300,000 (US$45,455) and a final payment of RMB50,000 (US$7,576) at maturity.
     In May 2010, Shanghai Medstar entered into a long-term loan agreement with ABC Bank (China) Company Limited for RMB6.1 million (US$0.9 million) that matures in May 2013. This long-term borrowing has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China based on the annum rate 4.86%, adjusted every 3 months. Shanghai Medstar is required to make quarterly payments beginning in June 2010 in an amount equal to RMB520,000 (US$78,788) and a final payment of RMB360,000 (US$54,545) at maturity.
     In July 2010, Shanghai Medstar also entered into a short-term loan agreement with Xiamen International Bank (China) Company Limited for total credit line RMB64.0 million (US$9.7 million) that matures in January 2011 bearing interest at a rate of 4.37%, secured by restricted cash of US$10.0 million of Ascendium. During 2010, Shanghai Medstar repaid the short-term bank borrowing RMB64.0 million (US$9.7 million) and entered another borrowing of RMB60.0 million (US$9.1 million ) under this agreement.
     In August 2010, Shanghai Medstar entered into a short-term loan agreement with ABC Bank (China) Company Limited for RMB30.0 million (US$4.5 million) that matures in November 2010. This short-term borrowing has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China based on the annum rate 4.37%, adjusted every 3 months, secured by noncurrent deposits of US$5.0 million. Shanghai Medstar has paid off the bank borrowing before the maturity date.
     In December 2010, Shanghai Medstar has a new short-term loan for RMB52.5 million (US$8.0 million) that matures in March 2011 bearing interest at a rate of 5.16% under the agreement with HSBC Bank (China) Company Limited, secured by account receivables of Shanghai Medstar and guaranteed by Aohua Medical. This borrowing contains restrictive covenants requiring the maintenance of tangible net worth of RMB400.0 million (US$60.6 million) and RMB180.0 million (US$27.3 million) by China Medstar and Aohua Medical, respectively, and a total liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.5 times and 0.36 times at all time for China Medstar and Aohua Medical, respectively. At the December 31, 2010, Shanghai Medstar has short-term bank borrowing balance of RMB15.0 million (US$2.3 million) after repayment of RMB37.5 million (US$5.7 million) under this agreement.
     During the year ended December 31, 2010, we entered into two non-cancellable corporate office operating leases with a lease term of one and three years, respectively. As of December 31, 2010, our operating lease obligation for 2011, 2012 and 2013 was RMB4.4 million (US$0.7 million), RMB3.3 million (US$0.5 million) and RMB0.5 million (US$0.1 million), respectively.
     As of December 2010, we had purchase obligation for certain medical equipment that amounted to RMB46.9 million (US$7.1 million), which are all scheduled to be paid within one year.
G.	Safe Harbor
     This report contains forward looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements include, among other things, statements relating to:
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	39	Director, chief executive officer and president
Zheng Cheng	46	Co-chairman of the board of directors and chief operating officer
Steve Sun	49	Co-chairman of the board of directors and chief financial officer
Jing Zhang	46	Director and executive president
Yaw Kong Yap	46	Director and financial controller
Shirley Chen	45	Director
Feng Xiao	38	Director
Wai Hong Ku	59	Director
Elaine Zong	39	Independent director
Denny Lee	42	Independent director
Hongbin Cai	44	Independent director
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
     Ms. Elaine Zong had served as a director of our company from 2008 to 2010. Ms. Zong was a managing director of C.V. Starr Investment Advisors (Asia) Limited, focusing on private equity investments in China, from 2006 to 2010. Ms. Zong served as senior vice president at Deutsche Bank from 2005 to 2006, as vice president at Merrill Lynch from 2001 to 2003, and as an associate in the investment banking division of J.P. Morgan from 1998 to 2001. Ms. Zong received an M.B.A. degree from the University of Chicago in the United States in 1998 and a bachelor’s degree in economics from Fudan University of China in 1992. Ms. Zong is a Chartered Financial Analyst.
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
     Dr. Hongbin Cai has served as an independent non-executive director of our company since March 2010. Dr. Cai is currently a professor in economics and dean at Peking University’s Guanghua School of Management. Since 2006, he has been serving as a director of the Mirrlees Institute of Economic Policy Research and an associate director of the Institute of Poverty Research at Peking University. Prior to returning to Peking University as a professor, he served as an assistant professor of the economics department at the University of California, Los Angeles from 1997 to 2005. From 2000 to 2001, he served as a visiting assistant professor at the economics department and the Cowles Foundation of Yale University. Dr. Cai holds a Ph.D. in Economics and an M.A. in Statistics from Stanford University, an M.A. in Economics from Peking University and a B.A. in Mathematics from Wuhan University. He has received various national recognitions in China, including being named as a National Chang Jiang Scholar and a National Outstanding Young Researcher and his academic papers have been published in renowned journals such as the American Economic Review, the Rand Journal of Economics, the

Journal of Public Economics, the Journal of Economic Theory, and the Economic Journal.
     The address of our directors and executive officers is Concord Medical Services Holdings Limited, 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
     In 2010, the aggregate cash compensation to all of our directors and our executive officers was RMB5.6 million (US$0.9 million). For share-based compensation, see “—Share Incentive Plans.” We don’t have any amount accrued in 2010 for pension, retirement or other similar benefits to our directors and our executive officers.
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
     The following table summarizes, as of December 31, 2010, the outstanding options granted to our directors and executive officers and other individuals as a group.

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
C. Board Practices
Committees of the Board of Directors
Board of Directors
     We currently have 11 directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.
Audit Committee
     Our audit committee consists of Mr. Denny Lee, Ms. Elaine Zong and Dr. Hongbin Cai. Mr. Denny Lee is the chairman of our audit committee. Each of our audit committee members meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has also determined that the simultaneous service by Mr. Denny Lee on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
Duties of Directors
     Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A director may be liable for any loss suffered by us as a result of a breach of their fiduciary duties.
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

D. Employees
     Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers. Our employees in our network are generally the operations directors or project managers and the marketing, accounting or administrative personnel of the centers. We had 130, 160 and 232 employees as of December 31, 2008, 2009 and 2010, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2010
	Employees	% of Total
Administration	50	21.6
Financial control	36	15.5
Operation	109	47.0
Marketing	16	6.9
Business development	13	5.6
Medical development	8	3.4

Total	232	100.0

     We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment Agreements.” We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2008, 2009 and 2010 was RMB0.9 million, RMB2.5 million and RMB3.5 million (US$0.5 million), respectively.
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
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang(3)	4,836,611	3.4
Zheng Cheng(4)	8,861,525	6.2
Steve Sun(5)	4,836,611	3.4
Jing Zhang(6)	2,646,129	1.9
Yaw Kong Yap(7)	541,800	0.4
Shirley Chen(8)	7,533,800	5.3
Feng Xiao(9)	26,172,700	18.4
Elaine Zong	—	—
Wai Hong Ku(10)	2,889,500	2.0
All directors and executive officers as a group	58,318,676	41.0
Principal Shareholders:
Carlyle Entities(11)	26,172,700	18.4
Notable Enterprise Limited(12)	19,716,524	13.9
Starr Investments Cayman II, Inc.(13)	10,418,000	7.3
CZY Investments Limited(14)	8,861,525	6.2

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 142,353,532 ordinary shares outstanding as of the date of this annual report, and includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report.

(3)	Represents 4,836,611 ordinary shares held by Daketala International Investment Holdings Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Yang.

(4)	Represents 8,861,525 ordinary shares held by CZY Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Cheng. 2,087,700 of the ordinary shares held by CZY Investment Ltd. have been pledged to certain of our shareholders as security for a loan.

(5)	Represents 4,836,611 ordinary shares held by Dragon Image Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Sun.

(6)	Represents 2,646,129 ordinary shares held by Thousand Ocean Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.

(7)	Represents 541,800 ordinary shares held by Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.

(8)	Represents 7,177,200 and 356,600 ordinary shares held by CICC Sun Company Limited and Perfect Key Holdings Limited, respectively. For a description of the beneficial ownership of our ordinary shares by CICC Sun Company Limited, see Note 16 below. Ms. Shirley Chen disclaims beneficial ownership of our ordinary shares held by CICC Sun Company Limited except to the extent of her pecuniary interest in these shares. Perfect Key Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands in which Ms. Shirley Chen holds 47.4% beneficial ownership.

(9)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are collectively referred to in this annual report as the Carlyle Entities. For a description of the beneficial ownership of our ordinary shares by the Carlyle Entities, see Note 11 below. Mr. Feng Xiao disclaims beneficial ownership of our ordinary shares held by the Carlyle Entities, except to the extent of his pecuniary interest in these shares.

(10)	Represents 2,889,500 ordinary shares held by Grand Best Group Limited, a limited liability company organized under the laws of the British Virgin Islands. For a description of the beneficial ownership of our ordinary shares held by Grand Best Group Limited, see Note 14 below. Mr. Ku owns 31.4% of the equity interest in Grand Best Group Limited.

(11)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

(12)	Notable Enterprise Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Bona Lau. Ms. Lau is the daughter of Mr. Haifeng Liu, the chairman of Aohua Medical from December 2005 to December 2007 and our director until July 2009. Prior to serving as chairman of Aohua Medical, Mr. Liu was detained in March 2004 by the authorities of Luoyang city, Henan Province, for alleged misappropriation of funds while serving as chairman of a company unrelated to Aohua Medical or us. Mr. Liu was released in June 2005 by the local prosecutor without an indictment due to insufficient evidence. Notable Enterprise Limited was originally owned by Mr. Liu, who irrevocably transferred all of his interest in Notable Enterprise Limited to Ms. Lau in November 2007 for consideration not significantly lower than the then fair market value. At the time of the transfer, Notable Enterprise Limited indirectly held a 44.2% equity interest in OMS. The address of Notable Enterprise Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)	Represents 10,418,000 ordinary shares held by Starr Investments Cayman II, Inc. Starr Investments Cayman II, Inc. is ultimately controlled by Starr International Company, Inc. whose voting shareholders (none of whom control 10% or more individually) are Mr. Maurice R. Greenberg, Mr. Edward E. Matthews, Mr. Howard I. Smith, Mr. John J. Roberts, Mr. Houghton Freeman, Mr. Joseph C. H. Johnson, Mr. Cesar Zalamea, Mr. Peter Hammer, Mr. Michael Morrison, Mr. Bertil P. Lundqvist and Ms. Florence Davis. The address of Starr Investments Cayman II, Inc. is Avalon Management Limited, Landmark Square, 64 Earth Close, West Bay Beach, Grand Cayman, KY1-1107, Cayman Islands.

(14)	CZY Investments Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Zheng Cheng. The address of CZY Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Non-Interest Bearing Borrowings from Related Parties
     China Medstar has, in connection with payments of certain professional fees related to a private placement transaction in 2004, borrowed from Beijing Medstar Hi-Tech Investment Co., Ltd., a company majority owned by Dr. Zheng Cheng, our co-chairman and chief operating officer. As of December 31, 2009 and 2010, the remaining balance was RMB0.2 million and nil, respectively. In addition, in connection with payment of certain fees related to China Medstar’s initial public offering on the AIM, China Medstar has borrowed from Dr. Zheng Cheng. As of December 31, 2009 and 2010, the remaining balance was RMB1.2 million and nil, respectively. Furthermore, in connection with certain administrative expenses related to China Medstar in 2006 and 2007, China Medstar borrowed from Mr. Yaw Kong Yap, our director and financial controller. As of December 31, 2009 and 2010, the remaining balance was RMB0.2 million and nil, respectively. These loans are unsecured, interest-free and repayable on demand and are all based on oral agreements between the parties.
Reorganization and Private Placement
     See “Item 4. Information on the Company—History and Development of the Company,” “Item 4. Information on the Company—Organizational Structure”

Share Incentives
     For a discussion of the share option plan adopted in 2007 by OMS, our predecessor, and our 2008 share incentive plan, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plans.”
C.	Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. We are currently assessing the validity and the potential impact of the claim filed against us. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5%, 0.9% and 0.8% of our total net revenues in 2008, 2009, and 2010 respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. On April 12, 2010, Our Medical New Technology filed a petition with the Patent Reexamination Board of the State Intellectual Property Office challenging the validity of the patent in question. In February 2011, the Patent Reexamination Board issued a decision nullifying the patent in question in whole. Currently, the decision of the Patent Reexamination Board is being appealed at the No.1 Beijing Appellate Court. We do not currently believe that this claim would result in a material adverse effect on our business, financial condition or results of operations.
     We are not currently involved in any other material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.
Dividend Policy
     Since our incorporation, we have never declared or paid any dividends. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.
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
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details.
     Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on June 27, 2011 was US$4.16 per ADS.

	Market Price Per ADS
	High	Low
2009 (from December 11)	8.82	8.51
2010	10.42	5.50
Quarterly Highs and Lows
Fourth Quarter 2009 (from December 11)	8.82	8.51
First Quarter 2010	10.42	6.81
Second Quarter 2010	7.43	5.50
Third Quarter 2010	7.41	5.50
Fourth Quarter 2010	7.79	6.70
First Quarter 2011	7.58	5.06
Monthly Highs and Lows
2011
January	7.58	7.22
February	7.08	6.25
March	6.32	5.06
April	5.86	5.46
May	5.19	3.91
June (through June 27)	4.41	3.99
     As of March 31, 2011, a total of 18,011,910 ADSs representing 54,035,730 ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.
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
D. Exchange Controls
     See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry.”
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
People’s Republic of China Taxation
     The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The new EIT law and its implementation regulation impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC tax resident enterprise. We do not currently consider our company to be a PRC tax resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC tax resident enterprise, we may be subject to a 25% enterprise income tax on our global income.
     Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the EIT Law. Under the EIT law, the Guoshuihan [2008] No.112, which was issued on January 29, 2008 and the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as PRC tax resident enterprise. Accordingly dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.
     Similarly, any gain realized on the transfer of our ADSs or ordinary shares by our non-PRC tax resident enterprise ADS holders and ordinary shareholders may also be subject to the 10% PRC income tax if we are considered as PRC tax resident enterprise and such gain will be regarded as income derived from sources within the PRC.
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

Taxation of Dividends
     Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including withholding taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend (as discussed above).
     With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
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

Passive Foreign Investment Company
     Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2011, and we do not expect to become one in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
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
     In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.
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

     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs which are listed on the NYSE, which also constitute a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
Taxation of Capital Gains
     For United States federal income tax purposes and subject to the discussion under “ — Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the income tax treaty between the United States and the PRC or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.
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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2010, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB43.4 million (US$6.5 million) in our total cash position.
     The functional currency of our company and our subsidiaries, including Ascendium, CMS Holdings, OMS, Cyber Medical and China Medstar, is the U.S. Dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.
Interest Rate Risk
     Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2010, our short-term and long-term bank borrowings, all of which were denominated in Renminbi, had a weighted average interest rate of 4.6% per annum and 5.3% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2010, a 10% change in the interest rates would result in an increase or decrease of RMB0.7 million (US$0.1 million) of our total amount of interest expense for the year ended December 31, 2010. Based on our outstanding interest earning instruments during the year ended December 31, 2010, a 10% change in the interest rates would result in an increase or decrease of approximately RMB0.8 million (US$0.1 million) in our total amount of interest income for the year ended December 31, 2010.
Inflation
     According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9% in 2008, -0.7% in 2009, and 3.3% in 2010. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.
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
     In 2010, we did not receive any payments from the depository or any reimbursement relating to the ADS facility.
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
     As of March 31, 2011, approximately US$47.9 million of the net proceeds from our public offerings has been used for capital expenditures. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation with the participation of our management, including our Chief Executive Offer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. As described below, a material weakness was identified in our internal control over financial reporting. Based on such evaluation, our management has concluded that, as a result of the material weakness in internal control over financial reporting described below, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective.
Management’s Assessment of Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control over financial reporting described below. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
     As a result of the evaluation of our internal control over financial reporting, a material weakness was identified as we had not retained sufficient appropriate staff serving in financial accounting and reporting functions with the requisite knowledge of U.S. GAAP and SEC reporting to complete accurately the financial statement closing and preparation process. As a consequence of this material weakness, we were unable to sufficiently assess and review the accounting impact arising from our contractual arrangements in a timely manner. In addition, we had not established an effective review process surrounding our reporting preparation to ensure that all the necessary disclosure requirements were appropriately reflected in the consolidated financial statements. Based on the adjustments agreed to with our independent registered public accounting firm and the revised disclosures coming from their work, we believe that the consolidated financial statements included in this annual report fairly present in all material respects our consolidated financial position as of December 31, 2010 and the consolidated results of operations and cash flows for the year then ended.
     As a result of the material weakness, we concluded that our internal control over financial reporting was not effective as of December 31, 2010. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was not effective as of December 31, 2010.
Remediation Plans
     To remediate the material weakness, we will hire additional accounting personnel with sufficient experience in U.S. GAAP and SEC reporting requirements and arrange for regular training sessions on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics. However, the material weakness will only be considered remediated when both our hiring and training program demonstrate that the revised internal controls are operational for a period of time and are tested, enabling management to conclude that the controls are operating effectively.
Changes in Internal Control over Financial Reporting
     In order to address the material weaknesses disclosed in our 2009 Form 20-F, during 2010 we hired additional qualified personnel to build a dedicated internal audit department and engaged external consultants to design, implement and strengthen the internal control policies and procedures and remediate the majority of the weaknesses disclosed in 2009. However, due to staff turnover and the growth of our business, our hiring plans were not sufficient to remediate the 2009 material weakness relating to us not having a sufficient number of professionals with the requisite knowledge of U.S. GAAP and SEC reporting requirements.
     Except as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that each of the members of our audit committee qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.
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

		For the Year Ended
		December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
			(in thousands)
Audit Fees(1)	—	7,031	7,909	1,198

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements. Fees billed and incurred during fiscal 2009 also include other professional services rendered in conjunction with our initial public offering.
     The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by Ernst & Young.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     In June 2010, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$20 million worth of our outstanding ADSs. Since the inception of the program, we have purchased 1,700,656 ADSs, or 5,101,968 common shares, through open-market transactions for an aggregate consideration of approximately US$11.5 million, including transaction fees.

     The following table sets forth certain information related to purchases made by us of our ADSs under the program in 2010:

				Total number of	Approximate dollar
	Total number			ADSs purchased as	value of ADSs that may
	of ADSs	Average price		part of publicly	yet be purchased under
Period	purchased	paid per ADS		announced program	the program
		US$	RMB(1)		US$	RMB(1)
					(in thousands)
January 2010	—	—	—	—	20,000	132,000
February 2010	—	—	—	—	20,000	132,000
March 2010	—	—	—	—	20,000	132,000
April 2010	—	—	—	—	20,000	132,000
May 2010	—	—	—	—	20,000	132,000
June 2010	—	—	—	—	20,000	132,000
July 2010	287,959	5.7	37.9	287,959	18,347	121,090
August 2010	428,015	6.3	41.7	715,974	15,641	103,230
September 2010	301,197	6.9	45.6	1,017,171	13,554	89,456
October 2010	298,711	7.1	47.2	1,315,882	11,408	75,293
November 2010	384,774	7.4	49.0	1,700,656	8,533	56,318
December 2010	—	—	—	1,700,656	8,533	56,318

(1)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 30, 2010, which was US$1.00 to RMB6.6000. See “Introduction” and “Part I. — Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”
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

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.
     We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that:
•	we have established a compensation committee;

•	we will seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans;

•	we have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees; and

•	we have an audit committee with three independent directors,
     As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:
•	Consolidated Balance Sheets as of December 31, 2009 and 2010

•	Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2008, 2009 and 2010 for Concord Medical Services Holdings Limited

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2008, 2009 and 2010
ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 27, 2009)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit
Number	Description of Document
2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit
Number	Description of Document
2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

Exhibit
Number	Description of Document
4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit
Number	Description of Document

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

*	Filed with this report

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
By	/s/ Jianyu Yang
	Name:	Jianyu Yang
	Title:	Chief Executive Officer

Date: June 28, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Concord Medical Services Holdings Limited
We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Medical Services Holdings Limited at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2011 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
June 28, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Concord Medical Services Holdings Limited
We have audited Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Concord Medical Services Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management identified a material weakness related to the insufficient appropriate staff serving in financial accounting and reporting functions with the requisite knowledge of US GAAP and SEC reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Concord Medical Services Holdings Limited as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements, and this report does not affect our report dated June 28, 2011, which expressed an unqualified opinion on those financial statements.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Concord Medical Services Holdings Limited has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
June 28, 2011

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),except for number of shares)

		As at December 31
	Note	2009	2010	2010
		RMB	RMB	US$
ASSETS
Current assets:
Cash		1,037,239	535,783	81,179
Restricted cash, current portion	5	293	102,873	15,587
Notes receivable		—	900	136
Accounts receivable (net of allowance of RMB2,000 and RMB1,431 (US$217) as of December 31, 2009 and 2010, respectively)	6	111,328	169,389	25,665
Prepayments and other current assets	7	100,484	74,469	11,283
Net investment in financing leases, current portion	12	—	19,498	2,954
Deferred tax assets, current portion	21	3,168	1,504	228

Total current assets		1,252,512	904,416	137,032

Non-current assets:
Property, plant and equipment, net	8	573,042	907,336	137,475
Goodwill	10	300,163	300,163	45,479
Acquired intangible assets, net	10	155,345	146,113	22,138
Deposits for non-current assets (net of allowance of RMB nil and RMB2,513 (US$381) as of December 31, 2009 and 2010, respectively)	11	127,150	222,019	33,639
Net investment in financing leases, non-current portion	12	—	66,356	10,054
Deferred tax assets, non-current portion	21	19,700	21,869	3,313
Other non-current assets	13	11,532	51,867	7,859
Restricted cash, non-current portion	5	4,421	14,792	2,241
Prepaid land lease payments	9	—	28,113	4,260

Total non-current assets		1,191,353	1,758,628	266,458

Total assets		2,443,865	2,663,044	403,490

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	14	11,500	83,000	12,576
Long-term bank borrowings, current portion	14	57,487	60,906	9,228
Accounts payable		9,759	10,332	1,565
Accrual for purchase of property, plant and equipment		12,043	10,404	1,576
Obligations under capital leases, current portion	16	3,582	3,582	543
Accrued expenses and other liabilities	15	48,663	49,935	7,566
Income tax payable	21	14,642	25,401	3,849
Deferred revenue, current portion		10,401	11,520	1,745
Contingent business acquisition consideration	4	—	14,072	2,132
Amount due to related parties	23	1,546	—	—

Total current liabilities		169,623	269,152	40,780

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2009	2010	2010
		RMB	RMB	US$
Non-current liabilities:
Long-term bank borrowings, non-current portion	14	80,915	45,089	6,832
Deferred revenue, non-current portion		5,188	9,081	1,376
Obligations under capitalized leases, non-current portion	16	8,074	5,325	807
Lease deposits		1,000	5,110	774
Deferred tax liabilities, non-current portion	21	25,317	27,452	4,159

Total non-current liabilities		120,494	92,057	13,948

Total liabilities		290,117	361,209	54,728

Commitments and contingencies	25

Equity:
Ordinary shares (par value of US$0.0001 per share; Authorized—450,000,000 shares; issued and outstanding—147,455,500 and 142,353,532 shares at December 31, 2009 and 2010, respectively)	19	108	105	16
Additional paid-in capital		2,671,910	2,604,704	394,652
Accumulated other comprehensive loss		(3,987)	(14,835)	(2,248)
Accumulated deficit		(514,283)	(384,883)	(58,316)

Total Concord Medical Services Holdings Limited shareholders’ equity		2,153,748	2,205,091	334,104
Non-controlling interests		—	96,744	14,658

Total equity		2,153,748	2,301,835	348,762

Total liabilities and equity		2,443,865	2,663,044	403,490

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data )

		For the Year Ended December 31
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges :
Lease and management services		155,061	260,162	349,248	52,916
Management services		12,677	28,739	22,805	3,455
Other, net		4,051	3,535	17,471	2,647

Total net revenues		171,789	292,436	389,524	59,018

Cost of revenues:
Lease and management services		(25,046)	(60,937)	(93,771)	(14,208)
Amortization of acquired intangible assets		(20,497)	(26,493)	(26,488)	(4,013)
Management services		(54)	(131)	(2,441)	(370)

Total cost of revenues		(45,597)	(87,561)	(122,700)	(18,591)

Gross profit		126,192	204,875	266,824	40,427
Operating expenses:
Selling expenses		(5,497)	(7,675)	(17,150)	(2,598)
General and administrative expenses		(18,869)	(29,821)	(70,008)	(10,607)

Total operating expenses		(24,366)	(37,496)	(87,158)	(13,205)

Operating income		101,826	167,379	179,666	27,222
Interest expense (including related party amounts of RMB2,991, RMB55 and nil for the years ended December 31, 2008, 2009 and 2010, respectively)	23	(7,455)	(6,891)	(7,448)	(1,128)
Change in fair value of convertible notes		(464)	—	—	—
Foreign exchange loss		(325)	(213)	(5,436)	(824)
Gain from disposal of property ,plant and equipment		658	—	543	82
Interest income		430	948	7,865	1,192
Other income (expense)		7,734	—	(399)	(60)

Income before income taxes		102,404	161,223	174,791	26,484
Income tax expenses	21	(23,335)	(36,396)	(43,873)	(6,647)

Net income		79,069	124,827	130,918	19,837

Net loss attributable to non-controlling interests		—	—	(1,518)	(230)
Accretion of Series A contingently redeemable convertible preferred shares	18	(270,343)	(30,050)	—	—
Accretion of Series B contingently redeemable convertible preferred shares	18	(304,763)	(48,359)	—	—

Net (loss) income attributable to ordinary shareholders		(496,037)	46,418	129,400	19,607

(Loss) income per share
Basic/Diluted	27	(8.63)	0.62	0.89	0.13

Weighted average number of ordinary shares outstanding:
Basic/Diluted	27	57,481,400	74,648,779	146,040,594	146,040,594

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Year Ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	79,069	124,827	130,918	19,837
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	4,215	1,006	9,571	1,450
Imputed interest on amounts due to related parties (note 23)	2,991	55	—	—
Depreciation of property, plant and equipment	17,629	51,681	82,889	12,559
Amortization of acquired intangible assets	20,497	26,493	26,488	4,013
Amortization of prepaid land lease payments	—	—	310	47
Gain on disposal of property, plant and equipment	(658)	—	(543)	(82)
Deferred tax benefits	(5,080)	(2,330)	(3,634)	(551)
Allowance for doubtful accounts	22	2,402	2,650	402
Change in fair value of contingent business acquisition consideration	—	—	536	81
Change in fair value of convertible notes	464	—	—	—
Interest expense	895	—	—	—
Changes in operating assets and liabilities:
Increase in notes receivable	—	—	(900)	(136)
Increase in accounts receivable	(19,305)	(20,958)	(57,492)	(8,711)
(Increase) decrease in prepayments and other current assets	(23,043)	(43,012)	33,742	5,112
(Increase) decrease in deposits for non-current assets	(621)	585	(40,680)	(6,164)
(Decrease) increase in accounts payable	(20,221)	18	573	87
(Decrease) Increase in accrued expenses and other liabilities	(13,709)	3,586	1,443	219
(Decrease) increase in deferred revenue	(1,666)	(3,856)	5,012	759
Increase (decrease) in lease deposits	30	(2,215)	4,110	623
Increase (decrease) in income tax payable	5,265	(2,399)	10,759	1,630
Increase in prepaid land lease payments	—	—	(14,780)	(2,239)

Net cash generated from operating activities	46,774	135,883	190,972	28,936

CASH FLOWS FROM INVESTING ACTIVITIES
Receipts under arrangements with Chang’an Hospital (note 28)	—	—	15,007	2,274
Payments under arrangements with Chang’an Hospital (note 28)	(20,821)	(11,800)	(12,000)	(1,818)
Acquisitions, net of cash acquired (note 4)	(231,481)	(32,205)	(45,000)	(6,818)

Acquisition of property, plant and equipment	(31,575)	(106,984)	(111,124)	(16,837)

Deposits for the purchase of non-current assets	(95,110)	(121,755)	(293,905)	(44,531)
Proceeds from disposal of property, plant and equipment	2,616	475	3,408	516
Net investment in financing leases	—	—	(85,854)	(13,008)

Net cash used in investing activities	(376,371)	(272,269)	(529,468)	(80,222)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Year Ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible notes	140,241	—	—	—
Proceeds from issuance of Series A contingently redeemable convertible preferred shares (net of paid issuance costs of RMB2,449 for the year ended December 31, 2008)	67,671	—	—	—
Proceeds from issuance of Series B contingently redeemable convertible preferred shares (net of paid issuance costs of RMB5,664 for the year ended December 31, 2008)	405,331	—	—	—
Proceeds from initial public offering (net of underwriter commissions of RMB63,088 and issuance cost of RMB17,296 for the year ended December 31, 2009)	—	820,872	—	—
Proceeds from exercise of share options	114,606	—	—	—
Proceeds from short-term bank borrowings	20,800	19,000	214,500	32,500
Proceeds from long-term bank borrowings	7,460	135,580	55,710	8,441
Repayment of obligations under capitalized leases	(5,525)	(3,719)	(2,749)	(417)
Repayment of long-term bank borrowings	(37,890)	(89,138)	(88,117)	(13,351)
Repayment of short-term bank borrowings	(21,500)	(28,300)	(143,000)	(21,667)
Increase in restricted cash	—	(4,714)	(112,951)	(17,114)
Dividends paid to preferred shareholders	—	(10,867)	—	—
Dividends paid to ordinary shareholders	—	(16,338)	—	—
Decrease in amounts due to related parties	(41,700)	(2,000)	(1,546)	(234)
Repurchase of ordinary shares	—	—	(76,780)	(11,633)
Others	—	(530)	—	—

Net cash generated from (used in) financing activities	649,494	819,846	(154,933)	(23,475)

Exchange rate effect on cash	(5,698)	(212)	(8,027)	(1,217)
Net increase (decrease) in cash	314,199	683,248	(501,456)	(75,978)
Cash at beginning of year	39,792	353,991	1,037,239	157,157

Cash at end of year	353,991	1,037,239	535,783	81,179

Supplemental schedule of cash flows information:
Income tax paid	(11,688)	(37,740)	(36,187)	(5,483)
Interest paid	(3,538)	(5,371)	(3,338)	(506)

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	50,601	153,153	181,273	27,466
Acquisition of property, plant and equipment under capitalized lease	14,520	—	—	—
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	—	17,137	—	—
Conversion of convertible notes into Series A contingently redeemable convertible preferred shares	176,082	—	—	—
Conversion of Series A and Series B contingently redeemable convertible preferred shares to ordinary shares upon initial public offering	—	704,276	—	—
The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

				Accumulated
	Number of			Other
	Ordinary	Ordinary	Additional	Comprehensive	Accumulated
	Shares	Shares	Paid-in Capital	Income (Loss)	Deficit	Total Equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	50,000,000	41	443,016	147	(48,326)	394,878

Comprehensive income
Net income	—	—	—	—	79,069	79,069
Foreign currency translation adjustments	—	—	—	(3,969)	—	(3,969)

Total comprehensive income	—	—	—	—	—	75,100
Imputed interest on related parties’ loan (note 23)	—	—	2,991	—	—	2,991
Exercise of share options	21,184,600	15	114,591	—	—	114,606
Redesignation of 756,500 ordinary shares to Series A contingently redeemable convertible preferred shares (note 19)	(756,500)	(1)	1	—	—	—
Share-based compensation	—	—	4,215	—	—	4,215
Recognition of beneficial conversion feature upon issuance of Series A contingently redeemable convertible preferred shares	—	—	253,317	—	—	253,317
Recognition of beneficial conversion feature upon issuance of Series B contingently redeemable convertible preferred shares	—	—	295,019	—	—	295,019
Accretion of Series A contingently redeemable convertible preferred shares	—	—	—	—	(270,343)	(270,343)
Accretion of Series B contingently redeemable convertible preferred shares	—	—	—	—	(304,763)	(304,763)

Balance as of December 31, 2008	70,428,100	55	1,113,150	(3,822)	(544,363)	565,020

Comprehensive income
Net income	—	—	—	—	124,827	124,827
Foreign currency translation adjustments	—	—	—	(165)	—	(165)

Total comprehensive income	—	—	—	—	—	124,662
Imputed interest on related parties’ loan (note 23)	—	—	55	—	—	55
Accretion of Series A contingently redeemable convertible preferred shares	—	—	—	—	(30,050)	(30,050)
Accretion of Series B contingently redeemable convertible preferred shares	—	—	—	—	(48,359)	(48,359)
Dividends paid	—	—	—	—	(16,338)	(16,338)
Initial public offering of ordinary shares	36,000,000	25	813,938	—	—	813,963
Conversion of Series A contingently redeemable convertible preferred shares into ordinary shares	17,694,200	12	286,421	—	—	286,433
Conversion of Series B contingently redeemable convertible preferred shares into ordinary shares	23,333,200	16	457,340	—	—	457,356
Share-based compensation	—	—	1,006	—	—	1,006

Balance as of December 31, 2009	147,455,500	108	2,671,910	(3,987)	(514,283)	2,153,748

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Concord Medical Services Holdings Limited shareholders
				Accumulated
				Other
	Number of		Additional	Comprehensive			Non-
	Ordinary	Ordinary	Paid-in	Income	Accumulated		controlling	Total
	Shares	Shares	Capital	(Loss)	Deficit	Total	interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	147,455,500	108	2,671,910	(3,987)	(514,283)	2,153,748	—	2,153,748
Comprehensive income	—	—	—	—	—		—	—
Net income	—	—	—	—	129,400	129,400	1,518	130,918
Foreign currency translation adjustments	—	—	—	(10,848)	—	(10,848)	—	(10,848)

Total comprehensive income	—	—	—	—	—	118,552	1,518	120,070
Share-based compensation	—	—	9,571	—	—	9,571	—	9,571
Share repurchase (note 19)	(5,101,968)	(3)	(76,777)	—	—	(76,780)	—	(76,780)
Purchase of CCICC (note 4)	—	—	—	—	—	—	95,226	95,226

Balance as of December 31, 2010	142,353,532	105	2,604,704	(14,835)	(384,883)	2,205,091	96,744	2,301,835

Balance as of December 31, 2010 (US$)	—	16	394,652	(2,248)	(58,316)	334,104	14,658	348,762

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
1.	ORGANIZATION AND BASIS OF PRESENTATION
The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, including Ascendium Group Limited (“Ascendium”), China Medical Services (Holdings) Limited (“CMS Holdings”), Our Medical Services Limited (“OMS”), China Medstar Pte Limited (“China Medstar”), Cyber Medical Networks Limited (“Cyber”), King Cheers Holdings Limited (“King Cheers”), CMS Hospital Management Co., Ltd. (“CHM”), Shenzhen Aohua Medical Services Co., Ltd (“AMS”), Shenzhen Aohua Medical Leasing & Services Limited (“AML”), Medstar (Shanghai) Leasing Co., Ltd. (“MSC”), Beijing Xing Heng Feng Medical Technology Co., Ltd. (“XHF”), Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“TKM”), Shenzhen Lingdun Medical Investment & Management Co., Ltd. (“XLD”) and Xi’An Wanjiehuaxiang Medical Technology Development Co., Ltd. (“CCICC”). The Company and its subsidiaries are collectively referred to as the “Group”.
The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment and the provision of management services to hospitals located in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2010 are as follows:

			Percentage of
	Date of	Place of	Ownership by the
Company	Establishment	Establishment	Company	Principal Activities
Ascendium	September 10, 2007	BVI	100%	Investment Holding
OMS	August 22, 1996	BVI	100%	Investment Holding
China Medster	August 8, 2003	Singapore	100%	Investment Holding
Cyber	May 26, 2006	Hong Kong	100%	Investment Holding
CMS Holdings	July 18, 2008	Hong Kong	100%	Investment Holding
King Cheers	May 18, 2001	Hong Kong	100%	Investment Holding
AMS	July 23, 1997	PRC	100%	Leasing of medical equipment and provision of management services
AML	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
MSC	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
CHM	July 23, 2008	PRC	100%	Provision of management services
XHF	July 26, 2007	PRC	100%	Provision of management services
TKM	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
CCICC	July 06, 2010	PRC	52%	Medical care co-operation with hospital
XLD	August 25, 2010	PRC	100%	Leasing of medical equipment

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
Ascendium is a limited liability company that was incorporated in the British Virgin Islands (the “BVI”) on September 10, 2007. The Reorganization agreement provided that Ascendium (a shell company owned by a nominee shareholder prior to the Reorganization), upon completion of the Reorganization, be owned by a group of individuals (“Ascendium’s shareholders”), who as a group are substantively different than the shareholders of the IIHC (IIHC directly owned 100% of OMS prior to October 30, 2007). In accordance with the Reorganization agreement, Ascendium’s shareholders acquired 100% ownership in OMS in exchange for issuing Ascendium shares to a portion of the IIHC shareholders. The agreement also provided for the settlement of certain unspecified obligations amongst the IIHC shareholders and IIHC. The majority of Ascendium’s shareholdings was acquired by a number of indirect shareholders of OMS, however because there was no controlling shareholder and the differences in shareholders is substantive, Ascendium accounted for the acquisition of 100% of OMS. The aggregate purchase price for the acquisition on October 30, 2007 was determined to be RMB393,435, which represents the fair value of the Ascendium shares issued as consideration.
The Company was incorporated under the law of the Cayman Islands on November 27, 2007. On March 7, 2008, all the then existing shareholders of Ascendium exchanged their respective shares of Ascendium for shares of the Company at a ratio of 10 shares in the Company in return for each share in Ascendium. As a result, Ascendium became the wholly-owned subsidiary of the Company.
On July 31, 2008, the Group acquired 100% of the equity interest in China Medstar. On October 28, 2008, the Group consummated 100% of the equity interest in XHF. The acquisitions were accounted for using the purchase method of accounting pursuant to ASC subtopic 805-10, Business Combinations, Overall. The acquired assets and liabilities of China Medstar and XHF were recorded at estimated fair values on their respective acquisition dates.
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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)
Due to the two nominees’ failure to complete their capital injection obligations as required by PRC Company Law, it is in the Company’s view that the two nominees never possessed any ordinary shareholding rights, including dividend or voting rights. Consequently, OMS effectively controlled 100% of the equity of AMS prior to the legal reacquisition of shares subsequent to December 31, 2009. As such, the Group’s consolidated financial statements do not present a minority interest for the financial statement periods presented.
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
On April 22, 2010, the Group acquired 100% of the equity interest in TKM. The acquisition was accounted for using the purchase method of accounting pursuant to ASC subtopic 805-10, Business Combinations, Overall. The acquired assets and liabilities of TKM were recorded at estimated fair values on their respective acquisition dates.
On July 6, 2010, the Group acquired 52% of the equity interest in CCICC from Chang’an Hospital Co. Ltd. (“Chang’an”), in accordance with the framework agreement entered into in 2008. The transaction was accounted for as an acquisition of assets pursuant to ASC subtopic 805-50, Business Combinations, Related Issues, as the assets acquired did not constitute a business.
XLD was set up as a 100% owned subsidiary by AML and CHM, with ownership of 90% and 10%, respectively, on August 25, 2010, for purpose of expanding the Group’s medical equipment leasing business. As of December 31, 2010, XLD had not commenced operations.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates
The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, contingent business acquisition consideration, revenue recognition, allowance for doubtful accounts, useful lives of property, plant and equipment and acquired intangible assets, realization of deferred tax assets, share-based compensation expense, and the valuation of the Company’s acquired tangible and intangible assets and liabilities and ordinary shares, Series A and B contingently redeemable convertible preferred shares and convertible notes. Actual results could materially differ from those estimates.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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

Foreign currency translation and transactions
The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC subtopic 830-10, Foreign Currency Matters, Overall. The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. The functional currency of the Company and its subsidiaries, Ascendium, CMS Holdings, OMS, Cyber, China Medstar and King Cheers is the United States dollar (“US$”).
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Convenience translation
Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.6000 to US$1.00 on December 30, 2010 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease obligations
In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out below under property, plant and equipment.
Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

Property, plant and equipment, net
Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated
Category	Estimated useful life	residual value
Building	38 years	—
Medical equipment*	Shorter of customer contract or 6-20 years	—
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement	shorter of lease term or 5 years	—

*	The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 6-20 years.
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
Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2008, 2009 and 2010 amounted to RMB2,179, RMB1,310 and RMB2,517 (US$381), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill and acquisition related intangible assets outstanding at December 31, 2008, 2009 and 2010 were related to the Company’s Reorganization, the acquisition of China Medstar, XHF and other businesses (see notes 1 and 4). In accordance with ASC subtopic 350-20, Intangibles, Goodwill and Other, Goodwill, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. An impairment loss must be measured if the sum of the expected future undiscounted cash flows from the use and eventual disposition of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book value of the asset and their estimated fair value. The Company determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

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

Prepaid land lease payments
Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the land use rights agreement, which is 38 years.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net investment in financing leases
Net investment in financing leases represents direct financing leases of medical equipment arising from sales and leaseback transactions. For leases where the Group is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the leases obligations section of this note, the collectability of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Group under the lease.
The net investment in the financing leases consists of the minimum lease payments receivable less unearned income. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and financing lease income based on the effective interest method so as to produce a constant rate of return on the balance of the net investment in the lease. The leased property is collateralized against the lease payments and is transferred to the lessee upon the maturity of the lease.

Fair value of financial instruments
The carrying amounts of the Group’s financial instruments, including cash, notes receivable, accounts receivable, accounts payable, and other liabilities approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings bear interest at floating rates and therefore approximate the fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2009 and 2010.

Revenue recognition
The majority of the Group’s revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with the Group. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician that is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.
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
The Group is subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services except for that disclosed in note 21. The Group has recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the years ended December 31, 2008, 2009 and 2010 are approximately RMB4,500, RMB10,771 and RMB17,511 (US$2,653), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees are also deferred and will be recognized only upon recognition of the deferred revenue.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
Pursuant to ASC subtopic 840-10, Leases, Overall, the Group determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue recognition (continued)

Medical equipment sales
Pursuant to the application of ASC subtopic 605-45, Revenue Recognition, Principal Agent Consideration, the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2008, 2009 and 2010, the Company had medical equipment sales, of RMB1,725, RMB2,675 and RMB3,475 (US$527), net of 17% value-added tax of approximately RMB863, RMB1,519 and RMB1,244 (US$189) taxes, respectively. Revenue derived from medical equipment sales is recorded as other revenue in the consolidated statements of operations.

Trial operations of CCICC
Pursuant to the supplemental agreement entered into between the Group and Chang’an (see note 28), CCICC recognized other revenue amounting to RMB8,254 (US$1,251) for the year ended December 31, 2010 in relation to the operations of the oncology center of Chang’an during the trial period from July 1, 2010 to December 31, 2010.

Financing lease income
Pursuant to ASC subtopic 840-30, Leases, Capital Leases, the Group records revenue related to financing lease income attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2008, 2009 and 2010, the Company had financing lease income of nil, nil and RMB5,147 (US$780), net of tax, respectively. Income derived from financing leases is recorded as other revenue in the consolidated statements of operations.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
The Group adopted ASC subtopic 740-10, Income Taxes, Overall, which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC subtopic 740-10 is classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC subtopic 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax positions which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation
The Group’s employees participate in the Company’s share-based scheme which is discussed in more details under note 22. Share-based awards granted to employees are accounted for under ASC subtopic 718-10, Compensation-Stock Compensation, Overall.
In accordance with ASC 718, Compensation-Stock Compensation, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC subtopic 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (loss) per share
Income (loss) per share is computed in accordance with ASC 260, Earnings Per Share. Basic income (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the contingently redeemable convertible preferred shares are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis when the impact is dilutive. The dilutive effect of outstanding share-based awards is reflected in the diluted income (loss) per share by application of the treasury stock method. Two-Class Method prescribed under ASC subtopic 260-10, Earnings Per Share, Overall, is used to calculate income (loss) per share data for preferred shares that are participating securities in the event the Group has reportable net income.

Comprehensive income
Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC subtopic 220-10, Comprehensive Income, Overall, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the statement of changes in shareholders’ equity.

Recent accounting pronouncements
In October 2009, the Financial Accounting Standard Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC subtopic 605-25, Revenue Recognition, Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The Group will adopt ASU 2009-13 for the fiscal year commencing January 1, 2011. The Group does not expect that the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”),Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 will have a material impact on its consolidated financial statements.
3.	CONCENTRATION OF RISKS

Concentration of credit risk
Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, accounts receivable and advances made to suppliers and hospital customers.
As of December 31, 2010, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.
Accounts receivable are typically unsecured and are derived from revenue earned from hospitals in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
3.	CONCENTRATION OF RISKS (continued)
Concentration of credit risk (continued)
Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of medical equipment. As a percentage of total advances, the top five suppliers accounted for 70% and 71% as of December 31, 2009 and 2010, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.
With respect to advances made to hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

Concentration of customers
The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 38%, 33% and 32% for the years ended December 31, 2008, 2009 and 2010, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees received based on variables the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers
A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 96%, 69% and 55% of total medical equipment purchases of the Group for the years ended December 31, 2008, 2009 and 2010, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
In July 2008, the Group acquired China Medstar for cash consideration of £17.1 million or 62 pence per share in exchange for 100% of Medstar’s issued and outstanding share capital. On July 31, 2008, the Company completed the acquisition of China Medstar at which China Medstar became a 100% owned subsidiary of the Group. The acquisition of China Medstar was designed to complement the Group’s existing network of treatment and diagnostic lease and management service arrangements. The results of China Medstar’s operations have been included in the Company’s consolidated financial statements commencing August 1, 2008, the acquisition date.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
4.	ACQUISITIONS (continued)

Acquisition of China Medstar (continued)

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of American Appraisal China Limited (“American Appraisal”), an independent valuation firm. The consideration paid by the Company was more than the fair value of the net identifiable assets which led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value as follows:

RMB
Goodwill	21,210
Current assets	77,053
Long-term receivables	9,397
Property, plant and equipment	217,965
Other intangible assets- customer relationships and operating lease	52,380
Deposit for property, plant and equipment	83,505
Deferred tax assets, non-current portion	23,089
Deferred tax liabilities, non-current portion	(12,529)
Liabilities assumed	(233,323)

Total consideration paid	238,747

The Company, with the assistance of American Appraisal, determined the fair value of the acquired customer relationships and operating lease agreements (acquired intangibles) to be approximately RMB52,380. The Company amortizes acquisition related intangible assets on a straight line basis over the economic life.

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

For the Year Ended
December 31, 2008
RMB
Revenues, net	234,662

Net income	106,626

Net loss attributable to ordinary shareholders	(603,628)

Net loss per common share — basic and diluted	(10.50)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
4.	ACQUISITIONS (continued)

Acquisition of XHF

XHF was established in Beijing, the PRC on July 27, 2007 as a limited liability company. The registered and paid-in capital of XHF amounted to RMB10,000. Similarly, XHF is principally engaged in the provision of leasing of medical equipment and management services. On October 28, 2008, the Group consummated 100% of the equity interest of XHF for cash consideration of approximately RMB34,979. The consideration was fully paid in March 2009.

The Company, with the assistance of American Appraisal, determined the fair value of the acquired customer relationships to be approximately RMB18,000. The Company amortizes acquisition related intangible assets on a straight basis over the economic life.

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

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of American Appraisal. The purchase price was allocated to net assets acquired at estimated fair value as follows:

RMB
Goodwill	10,906
Current assets	12,680
Property, plant and equipment	15,288
Other intangible assets- customer contracts and customer relationships	18,000
Liabilities assumed	(21,895)

Total consideration paid	34,979

Acquisition of TKM

TKM was established in Tianjin, the PRC, on November 16, 2007 as a limited liability company. The registered and paid-in capital of TKM amounted to RMB5,000 (US$732). Similarly, TKM is principally engaged in the provision of leasing of medical equipment and management services. On April 22, 2010, the Group consummated 100% of the equity interest of TKM for RMB42,000 (US$6,364) and contingent consideration of up to RMB18,000 (US$2,727) based on the achievement of pre-determined net profit and accumulated net profit targets of the existing contracts entered into by TKM up to March 2013. The acquisition of TKM was designed to strengthen the Group’s presence in northern China, an important market for the Group’s business.

The contingent consideration has been recorded at its present value of RMB16,536 at the date of acquisition, and subsequently remeasured to fair value at each reporting date until the contingency is resolved, with changes in fair value recognized in the consolidated statement of operations. As at December 31, 2010, RMB14,072 (US$2,132) was recorded in “Contingent business acquisition consideration”.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
4.	ACQUISITIONS (continued)

Acquisition of TKM (continued)

The Group, with the assistance of an independent appraiser, determined the fair value of the acquired intangible assets to be approximately RMB22,579 (US$3,421). The Company amortizes acquisition related intangible assets on a straight basis over their estimated economic lives.

Unaudited pro forma consolidated financial information has not been provided due to the overall insignificance of the acquisition relative to the Company’s results of operations and financial condition for the year ended December 31, 2010. The results of TKM’s operations have been included in the Company’s consolidated financial statements since consummation of the acquisition.

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of the appraiser. The purchase price was allocated to net assets acquired at estimated fair value as follows:

	RMB	US$
Current assets	4	1
Property, plant and equipment	41,217	6,245
Contract with hospitals	22,579	3,421
Deferred tax assets	381	57
Deferred tax liabilities	(5,645)	(855)

Total purchase price allocated	58,536	8,869

Including: cash consideration	42,000	6,364
fair value of contingent consideration	16,536	2,505

Acquisition of CCICC

CCICC was established in Xi’an, the PRC on March 2, 2009 as a limited liability company. The registered and paid-in capital of CCICC amounted to RMB150,000 (US$22,727). On July 6, 2010, the Group consummated 52% of the equity interest of CCICC for total consideration of approximately RMB103,181 (US$15,633). The transaction was accounted for as an acquisition of assets pursuant to ASC subtopic 805-50, Business Combinations, Related Issues, given the assets acquired consisted mainly of a building and prepaid land lease payments and did not constitute a business. The carrying value of the acquired assets were allocated based on their relative fair value, and subsequently depreciated or amortized over the straight line method over their respective estimated economic lives.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
4.	ACQUISITIONS (continued)

Other acquisitions

In order to expand the Group’s network in cancer radiotherapy and diagnosis, on March 31, 2008, the Group acquired certain medical equipment located in Tianjin People Liberation Army 272 Hospital and the related business from a third party for cash consideration of RMB14,000. On August 31, 2008, the Group acquired certain medical equipment located in People Liberation Army 254 Hospital and the related business from another third party for cash consideration of RMB3,980. These acquired assets and activities were considered to constitute businesses in accordance with ASC subtopic 805-10, Business Combinations, Overall.

The Company, with the assistance of American Appraisal, determined the estimated fair value of the goodwill and intangible assets to be approximately RMB8,766 and RMB1,957, respectively. The Company amortizes acquisition related intangible assets based on the benefits expected to be realized, considering the related cash flows over the life of each relationship, up to a period of 12 years.

5.	RESTRICTED CASH

Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements. The current and non-current restricted cash amounted to RMB102,873 (US$15,587) (2009: RMB293) and RMB14,792 (US$2,241) (2009: RMB4,421), as of December 31, 2010 respectively, based on the classification of the underlying financing (see note 14).

6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Accounts receivable	113,328	170,820	25,882
Allowance for doubtful accounts	(2,000)	(1,431)	(217)

Accounts receivable, net	111,328	169,389	25,665

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Movement in allowance for doubtful accounts:
Balance at beginning of the year	3,808	3,830	2,000	293
Provisions	22	2,402	1,431	217
Written back	—	—	(2,000)	(293)
Write-offs	—	(4,232)	—	—

Balance at end of the year	3,830	2,000	1,431	217

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
6.	ACCOUNTS RECEIVABLE (continued)

As at December 31, 2009 and 2010, accounts receivable with carrying value of RMB8,487 and RMB7,883 (US$1,194) are used to secure bank borrowings of RMB70,359 and RMB42,865 (US$6,495) as at December 31, 2009 and 2010, respectively (see note 14).

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Deposits to a hospital*	15,000	15,000	2,273
Prepayments to suppliers**	14,393	1,340	203
Due from suppliers**	27,636	26,607	4,031
Advances to hospitals***	18,038	18,110	2,744
Advances to employees****	14,368	3,612	547
Deferred costs	7,005	6,200	939
Others	4,044	4,306	653

	100,484	75,175	11,390
Allowance for doubtful accounts	—	(706)	(107)

	100,484	74,469	11,283

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Movement in allowance for doubtful accounts:
Balance at beginning of the year	—	—	—	—
Provisions	—	—	706	107

Balance at end of the year	—	—	706	107

*	The amount represents an interest-free cash deposit paid to a customer hospital pursuant to the management service contract to which the deposit is repayable at the termination of the service contract (see note 28).

**	Prepayments and amounts due from suppliers represent interest-free non-refundable payments in connection with purchase contracts the Group enters into for future delivery of medical equipment and supply materials for external sales and returnable deposits of cancelled orders from suppliers respectively. The remaining contractual obligations associated with the purchase contracts are approximately RMB1,400 and nil as at December 31, 2009 and 2010, respectively. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to order equipment. To date, the Group has not experienced any loss on prepayments to and amounts due from suppliers.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
7.	PREPAYMENTS AND OTHER CURRENT ASSETS (continued)
***	The amount represents interest-free advances to a hospital. Management has assessed the impact of such advances on revenue recognition at the outset of the arrangement. The risk of loss arising from any failure by hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred. The Group has provided RMB706 (US$107) provision on advances to hospitals in year 2010.

****	The amount represents interest-free advance to hospitals held by the Company’s employees to cover expenses incurred by centers. A formal loan agreement is in place binding the employees as to the uses of advances and terms and conditions of repayment. The risk of loss arising from inadequate or failure of operation of internal process is assessed prior to making the advances and is monitored on a regular basis by management. To date, the Group has not experienced any loss of such advances.
8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Buildings	—	170,002	25,758
Medical equipment	614,238	767,001	116,212
Electronic and office equipment	2,377	5,260	797
Motor vehicles	520	424	64
Leasehold improvement and building improvement	4,246	4,681	709
Construction in progress	20,345	110,808	16,790

Total	641,726	1,058,176	160,330
Less: accumulated depreciation	(68,684)	(150,840)	(22,855)

	573,042	907,336	137,475

Depreciation expenses were approximately RMB17,629, RMB51,681 and RMB82,889 (US$12,559) for the years ended December 31, 2008, 2009 and 2010, respectively.

As at December 31, 2009 and 2010, certain of the Group’s property, plant and equipment with a net book value of approximately RMB155,836 and RMB173,517 (US$26,290) were pledged as security for bank borrowings of RMB101,670 and RMB77,086 (US$11,680), respectively.

As at December 31, 2009 and 2010, the Company held equipment under operating lease contracts with customers with an original cost of RMB614,238 and RMB767,001 (US$116,212) and accumulated depreciation of RMB64,217 and RMB140,509 (US$21,289), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
9.	PREPAID LAND LEASE PAYMENTS

	As at December, 31
	2009	2010	2010
	RMB	RMB	US$
Prepaid land lease payments	—	28,423	4,307

Less: accumulated amortization	—	(310)	(47)

Net carrying value	—	28,113	4,260

The land use right was obtained through the acquisition of 52% equity interest in CCICC during 2010, and is amortized under the straight-line method over the land useful certification of 38 years. Amortization expenses for the years ended December 31, 2008, 2009 and 2010 were nil, nil and RMB310 (US$47), respectively.

As of December 31, 2010, estimated amortization expense of the prepaid land lease payments acquired for each of next five years is as follows:

	Amortization
	RMB	US$
2011	743	113
2012	743	113
2013	743	113
2014	743	113
2015	743	113

	3,715	565

10.	OTHER INTANGIBLE ASSETS AND GOODWILL

Goodwill is comprised of the following:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Balance at beginning of year	259,282	300,163	300,163	45,479
Goodwill recognized upon acquisition of China Medstar (note 4)	21,209	—	—	—
Goodwill recognized upon acquisition of XHF (note 4)	10,906	—	—	—
Goodwill recognized in other business acquisitions (note 4)	8,766	—	—	—

Balance at end of year	300,163	300,163	300,163	45,479

No impairment loss was recognized in any of the years presented.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
10.	OTHER INTANGIBLE ASSETS AND GOODWILL (continued)

Acquired intangible assets consist of the following:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Customer relationship intangibles — OMS (note 1)	122,000	116,677	17,678
Operating lease intangibles — OMS (note 1)	10,000	10,000	1,515
Customer relationship intangibles — China Medstar and other acquisition (note 4)	67,259	67,259	10,192
Customer relationship intangibles — TKM (note 4)	—	22,579	3,421
Operating lease intangibles — China Medstar and other acquisition (note 4)	5,078	5,078	769
Less: accumulated amortization	(48,992)	(75,480)	(11,437)

	155,345	146,113	22,138

Acquired intangible amortization expenses were approximately RMB20,497, RMB26,493 and RMB26,488 (US$4,013) for the years ended December 31, 2008, 2009 and 2010, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2011	24,085	3,649
2012	24,085	3,649
2013	21,441	3,249
2014	18,805	2,849
2015	17,108	2,592

	105,524	15,988

11.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Deposits for purchase of property, plant and equipment *	94,543	194,932	29,535
Others **	32,607	29,600	4,485

	127,150	224,532	34,020
Allowance for doubtful accounts	—	(2,513)	(381)

	127,150	222,019	33,639

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
11.	DEPOSITS FOR NON-CURRENT ASSETS (continued)

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Movement in allowance for doubtful accounts:
Balance at beginning of the year	—	—	—	—
Provisions	—	—	2,513	381

Balance at end of the year	—	—	2,513	381

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of medical equipment to customers. As at December 31, 2010 the remaining contractual obligations associated with these purchase contracts are approximately RMB46,912 (US$7,108) which is included in the amount disclosed as purchase commitments in note 25. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment. On October 31, 2007, the Group entered into a long-term sale and purchase agreement with Shenzhen Our Medical New Technology Development Co. Ltd (“Our Medical New Technology”), under which the Group agreed to purchase gamma knife systems at agreed upon prices and Our Medical New Technology also agreed to provide the Group relevant maintenance and repair services and training. Our Medical New Technology is controlled by an individual who was a director of a subsidiary of the Group until July 2009. The balance with Our Medical amounting to RMB15,370 and RMB31,500(US$4,773) as of December 31, 2009 and 2010, respectively.

**	The Group has entered into two distinct framework agreements with Chang’an and Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”) towards the development and construction of the following two medical facilities:
On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information to be used towards the construction of the proton treatment center (“Beijing Proton Treatment Center”). Total deposits paid as of December 31, 2009 and 2010 pursuant to this arrangement amounted to RMB14,600 and RMB26,600 (US$4,030), respectively.

On July 1, 2008, the Group entered into a framework agreement with Chang’an to build a cancer center in northwest China, pursuant to which the Group paid deposits to Chang’an totaling RMB 18,007, which have been recorded as a non-current deposits as of December 31, 2009 (see note 28).

In December 2010, the Group entered into a framework agreement for acquisition of Chang’an (see note 28). A deposit of RMB3,000 (US$455) was made in accordance with the planned acquisition.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
12.	NET INVESTMENT IN FINANCING LEASES

The Group operated as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engaged in ongoing cooperation agreements with hospitals. These leases have remaining terms ranging generally from three to five years.Net investment in financing leases is comprised of the following:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Minimum lease payments receivable	—	105,351	15,962
Unearned income		(19,497)	(2,954)

Finance lease receivables, net	—	85,854	13,008

Current	—	19,498	2,954
Non-current	—	66,356	10,054

Total	—	85,854	13,008

The future minimum lease payments to be received from such non-cancelable financing leases are as follows:

	Future minimum lease
	payments
	RMB	US$
2011	27,214	4,124
2012	25,590	3,877
2013	22,529	3,413
2014	19,353	2,932
2015	10,665	1,616

Total	105,351	15,962

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Deferred cost	9,664	5,671	859
VAT recoverable	890	—	—
Deposit — long-term*	—	40,000	6,061
Others	978	6,196	939

	11,532	51,867	7,859

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
13.	OTHER NON-CURRENT ASSETS (continued)
*	On Feb 26 and March 8, 2010, the Group made interest-free performance security deposits amounting to RMB40,000 to Weifang hospital, for management services to be rendered to Weifang PET-CT center (RMB30,000) and LAC center (RMB10,000). The deposit for PET-CT center is refundable in seven annual installments, at 3,000 each, starting 2013, with the remaining RMB9,000 to be repaid at the end of contract term subject to fulfillment of a profit guarantee under which Weifang hospital is entitled to an annual profit of RMB3,000. The deposit for LAC center will be refundable at the termination of service contract by Mar 31, 2012.
14.	BANK BORROWINGS

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Total bank borrowings	149,902	188,995	28,636

Comprised of:
Short-term	11,500	83,000	12,576
Long-term, current portion	57,487	60,906	9,228

	68,987	143,906	21,804

Long-term, non-current portion	80,915	45,089	6,832

	149,902	188,995	28,636

All bank borrowings at December 31, 2009 and 2010 are obtained from financial institutions in the PRC and are secured by equipment with a net carrying value of RMB155,836 and RMB173,517(US$26,290), accounts receivable with carrying value of RMB8,487 and RMB7,883 (US$1,194) and restricted cash with carrying value of RMB4,714 and RMB117,665 (US$17,828), respectively. Restricted cash is classified as current and non-current in the amount of RMB102,873 (US$15,587) and RMB14,792 (US$2,241), respectively, based on the classification of the underlying financing.

As at December 31, 2009 and 2010, the short-term bank borrowing bore a weighted average interest of 5.21% and 4.60% per annum, and the long-term bank borrowings bore a weighted average interest of 5.29% and 5.30% per annum, respectively. All borrowings are denominated in RMB.

The Group entered into nine new bank borrowings with PRC financial institutions during the year ended December 31, 2010 with an aggregate principal amount of RMB270,210 (US$40,941), of which RMB155,250 (US$23,523) was drawn down as at December 31, 2010. The weighted average interest rate of these nine new bank borrowings was 4.67% per annum.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
14.	BANK BORROWINGS (continued)

One of the borrowing arrangements were entered into by a subsidiary of the Group, MSC, which requires MSC and AMS, another subsidiary of the Group, in accordance with PRC GAAP, to maintain a financial reporting covenant of tangible net worth of at least RMB400,000 and RMB180,000 and total gearing ratio of less than 0.5 and 0.36 respectively. Tangible net worth is calculated as the sum of issued share capital and reserves, less goodwill and intangible assets and any amount due from shareholders. The total gearing ratio is calculated as the ratio of total liabilities to tangible net worth. The Group was in compliance with these financial covenants as at December 31, 2010. The remaining bank borrowings do not have any financial reporting or administrative covenants restricting the Company’s operating, investing and financing activities.

As of December 31, 2010, the maturity of these long-term bank borrowings was as follows:

	Repayment
	RMB	US$
Within one year	60,906	9,228
Between one and two years	41,719	6,321
Between two and three years	3,370	511

	105,995	16,060

15.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Accrued expenses	10,224	4,954	751
Salary and welfare payable	2,085	2,984	452
Business and other taxes payable	10,340	13,782	2,088
Unrecognized tax positions (note 21)	23,894	24,455	3,705
Other accruals	2,120	3,760	570

	48,663	49,935	7,566

16.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has one capital lease obligation with an independent financing company, collateralized by medical equipment with a net book value of approximately RMB15,982 and RMB14,841 (US$2,249) as at December 31, 2009 and 2010, respectively. As at December 31, 2010, the obligation has a stated interest rate of 9.96%, and is repayable in 32 monthly installments by August 2013.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
16. OBLIGATIONS UNDER CAPITAL LEASES (continued)
Future minimum lease payments, together with the present value of the net minimum lease payments under capital leases, at December 31, 2010, are summarized as follows:

	Minimum Lease Payments
	RMB	US$
2011	3,781	573
2012	3,781	573
2013	2,611	395

Total capital lease payments	10,173	1,541
Less: imputed interest	(1,266)	(191)

	8,907	1,350
Less: current portion	(3,582)	(543)

	5,325	807

As at December 31, 2009 and 2010, the Company held equipment under capital lease contracts with an original cost of RMB17,124 and RMB17,124 (US$2,595) and accumulated depreciation of RMB1,142 and RMB2,283 (US$346), respectively. The depreciation and amortization expenses of medical equipment under capital leases are included in cost of revenues — depreciation and amortization expenses lease and management services.
17. CONVRTIBLE NOTES
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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
17. CONVRTIBLE NOTES (continued)
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
Accounting for the Tranche A and Tranche B Convertible Notes
The Tranche A and Tranche B Convertible Notes (collectively the “Convertible Notes”) were accounted for in accordance with ASC 480 Distinguishing Liabilities from Equity as a liability recorded at fair value, because the Convertible Notes are convertible into Series A Preferred Shares, which are redeemable instruments.
The movement of Convertible Notes presented on the consolidated balance sheets is as follows:

RMB
Balance as at January 1, 2008	36,853
Issuance of Tranche B Convertible Notes	140,241
Fair value loss	464
Foreign exchange translation gain	(1,476)
Conversion to Series A Preferred Shares	(176,082)

Balance as at December 31, 2008, 2009 and 2010	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
18. CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES
In April 2008, OMS issued an aggregate of 53,070 Series A contingently redeemable convertible preferred shares (“Series A Preferred Shares”) to Carlyle and CICC Sun Company Limited (“CICC”) for total cash proceeds of US$10,000, each investor subscribing for US$5,000. As discussed in note 17, the aggregate principal and accrued and unpaid interest relating to the Tranche A Convertible Notes were converted into 28,882 Series A Preferred Shares on April 10, 2008 and all the principal and accrued and unpaid interest relating to the Tranche B Convertible Notes were converted into 87,425 Series A Preferred Shares on July 31, 2008.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
The initial carrying value of the Preferred Shares is the issuance price at their respective issuance dates less the attributable issuance costs. The Company evaluated the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined that the conversion option of the Preference Shares did not qualify for the scope exception of ASC 815-10-15-74, Derivatives and Hedging, Overall, Scope and Scope Exceptions, General, because the conversion price may be adjusted if the Company’s ordinary or preference shares are subsequently issued at a lower price than the original conversion price. However, the conversion option of the Preferred Shares did not qualify for derivative accounting because the Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading its shares. The redemption option of the Preferred Shares did not qualify for derivative accounting because the option was not considered to require a principle repayment involving a substantial premium or discount. The liquidation, preference of Series A Preferred Shares that may be triggered if the company is placed in liquidation, dissolution or winding up was evaluated to be an embedded derivative to be bifurcated. As at December 31, 2008, the Company has assessed the value of this embedded derivative to be insignificant.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
18. CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)
Accounting for the contingently redeemable convertible preferred shares (continued)
The Company determined the fair value of ordinary shares based on valuations performed with assistance from American Appraisal. In accordance with ASC subtopic 470-20, Debt, Debt with Conversion and Other Options, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the Preferred Shares, the amount of discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the Preferred Shares. The cumulative preferred dividends were recorded as a reduction of income available to ordinary shareholders.
The discount resulting from the beneficial conversion feature to the Preferred Shares is then accreted to the earliest conversion date. For the year ended December 31, 2008, total beneficial conversion feature recorded for the Series A and Series B Preferred Shares was RMB253,317 and RMB295,019, respectively, which was immediately accreted at the issuance date.
An accretion charge to increase the carrying value of the Preferred Shares to their expected redemption amount is recorded as a reduction to retained earnings from the date of issuance to the earliest redemption date of the Preferred Shares using the effective interest method. The redemption amount for the Preferred Shares provides the shareholder with a 12.5% compounded annual return on the original subscription price or converted value, of which 5% is payable as a fixed dividend. For the year ended December 31, 2008, accretion recorded to the expected redemption amount of the Series A and Series B Preferred Shares amounted to RMB17,026 and RMB9,744, of which RMB6,801 and RMB3,987 was recorded as dividend payable, respectively. Similarly, for the year ended December 31, 2009, accretion recorded to the expected redemption amount for the Series A and Series B Preferred Shares amounted to RMB30,050 and RMB48,359. On November 17, 2009, the Company declared dividends that amounted to an aggregate of approximately RMB10,867 payable to shareholders of the Series A and Series B contingently redeemable convertible preferred shares. Such dividends were paid in cash on November 27, 2009.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
18. CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)
Accounting for the contingently redeemable convertible preferred shares (continued)
The balance and changes in balance of the Series A Preferred Shares and Series B Preferred Shares are as follows:

	Series A	Series B	Total
	RMB	RMB	RMB
Mezzanine equity—Balance as at January 1, 2008	—	—	—
Conversion of Convertible Notes into Series A Preferred Shares	176,082	—	176,082
Issuance of Series A Preferred Shares	70,120	—	70,120
Less: Series A Preferred Shares issuance costs	(2,964)	—	(2,964)
Issuance of Series B Preferred Shares	—	411,021	411,021
Less: Series B Preferred Shares issuance costs	—	(5,677)	(5,677)
Redesignation of 756,500 ordinary shares to Series A Preferred Shares	895	—	895
Allocation of proceeds to beneficial conversion feature	(253,317)	(295,019)	(548,336)
Accretion of beneficial conversion feature	253,317	295,019	548,336
Accretion of 5% fixed dividend	6,801	3,987	10,788
Accretion to the redemption amount	10,225	5,757	15,982

Total	261,159	415,088	676,247

Mezzanine equity—Balance as at December 31, 2008	254,358	411,101	665,459

Dividend payable—Balance as at December 31, 2008	6,801	3,987	10,788

Accretion of 5% fixed dividend	11,584	19,464	31,048
Accretion to the redemption amount	18,466	28,895	47,361
Preference share dividend paid	(4,776)	(6,091)	(10,867)
Conversion to ordinary shares immediately upon the completion of initial public offering	(286,433)	(457,356)	(743,789)

Total	—	—	—

Mezzanine equity—Balance as at December 31, 2009 and 2010	—	—	—

Mezzanine equity—Balance as at December 31, 2009 and 2010, in US$	—	—	—

Dividend payable—Balance as at December 31, 2009 and 2010	—	—	—

Dividend payable—Balance as at December 31, 2009 and 2010, in US$	—	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
19. SHAREHOLDERS’ EQUITY
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
Qualified initial public offering
On December 16, 2009, the Company completed its qualified initial public offering of 36,000,000 ordinary shares. Upon completion of the initial public offering, all of the Company’s outstanding Series A and Series B Preferred Shares were converted into 41,027,400 ordinary shares.
Share repurchase program
On June 30, 2010, the Company announced a share repurchase program authorized by the Board of Directors. Pursuant to the program, the Company repurchased 1,700,656 ADSs, representing 5,101,968 ordinary shares, with a total consideration of USD11,416 during 2010. The shares repurchased by the Company were all cancelled before December 31, 2010.
20. RESTRICTED NET ASSETS
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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
20. RESTRICTED NET ASSETS (continued)
In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. MSC, CHM, AMS, XHF, AML, TKM, CCICC and XLD were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.
As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.
Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB2,022,208 (US$306,395) as of December 31, 2010; therefore in accordance with Rules 5-04 and 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2010 and 2009 and for each of the three years ended December 31, 2010 are disclosed in note 30.
21. TAXATION
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
No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2010. In addition, upon payment of dividends by CMS Holdings and Cyber to their shareholders, no Hong Kong withholding tax will be imposed.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
21. TAXATION (continued)
Enterprise income tax: (continued)
Singapore
China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2010. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.
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
In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2005 to 2009 remain subject to examination by the tax authorities.
Income before income taxes consists of:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Non — PRC	(6,335)	(2,044)	(25,256)	(3,827)
PRC	108,739	163,267	200,047	30,311

	102,404	161,223	174,791	26,484

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
21. TAXATION (continued)
Enterprise income tax: (continued)
The current and deferred components of the income tax expense/(benefit) appearing in the consolidated statements of operations are as follows:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Current tax expense	28,395	38,726	47,507	7,198
Deferred tax benefit	(5,060)	(2,330)	(3,634)	(551)

	23,335	36,396	43,873	6,647

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Income before income taxes	102,404	161,223	174,791	26,484

Income tax computed at the statutory tax rate of 25%)	25,601	40,306	43,698	6,621
Effect of different tax rates in different jurisdictions	1,548	457	6,298	954
Non-deductible expenses	1,181	1,101	1,483	225
Effect of preferential tax rate	(8,684)	(7,910)	(5,695)	(863)
Effect of tax rate changes	(378)	275	141	21
Interests and penalties on unrecognized tax positions	4,067	2,167	(2,052)	(311)

	23,335	36,396	43,873	6,647

Reconciliation of accrued unrecognized tax positions is as follows:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Balance at beginning of year	3,218	12,905	14,054	2,129
Additions based on tax positions related to the current year	7,393	1,217	2,613	397
Addition arising from business acquisitions	2,294	—	—	—
Decrease related to prior year tax position	—	(68)	(91)	(14)

Balance at end of year	12,905	14,054	16,576	2,512

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
21. TAXATION (continued)
Enterprise income tax: (continued)
The Group has recorded an unrecognized tax positions of approximately RMB14,054 and RMB16,576 (US$2,512) in 2009 and 2010, respectively, which is included in the account of “Accrued expenses and other liabilities”. At December 31, 2009 and 2010, RMB10,064 and RMB11,202(US$1,698), respectively, would impact the effective tax rate, if recognized in connection with the normal tax return preparation. Included in the balance at December 31, 2009 and 2010 are approximately RMB3,990 and RMB5,374 (US$814), respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.
It is possible that the amount of unrecognized tax positions will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.
The bases for interest and penalties are of 0.05% per day and 50% respectively of the relevant income tax liabilities. The Company recognized an increase (decrease) amounting to RMB4,067, RMB2,167, RMB(1,960)(US$(297)) in interest and penalties during the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2009 and 2010, the Company recognized RMB9,840 and RMB7,879 (US$1,193), respectively of interest and penalties.
The aggregate amount and per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
The aggregate amount	8,684	7,910	5,695	863

The aggregate effect on basic and diluted earnings per share:
-Basic	0.15	0.11	0.04	0.01

-Diluted	0.15	0.11	0.04	0.01

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
21. TAXATION (continued)
Enterprise income tax: (continued)
The components of deferred taxes are as follows:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	418	696	105
Accounts receivable	1,663	—	—
Allowance for doubtful accounts	891	817	124
Deferred revenue	1,560	1,704	259
Revenue generated from financing lease	—	128	19

	4,532	3,345	507

Deferred tax liability, current portion
Deferred cost	(1,364)	(1,841)	(279)

Deferred tax assets, current portion, net*	3,168	1,504	228

Deferred tax assets, non-current portion
Accounts receivable	2,947	1,955	296
Property, plant and equipment.	50,378	46,748	7,084
Intangible assets	—	352	53
Deferred revenue, non-current portion	941	832	126
Long term receivables	—	432	65
Others	528	436	66

	54,794	50,755	7,690

Deferred tax liabilities, non-current portion
Deferred costs	(1,013)	(5,304)	(804)
Intangible assets	(39,234)	(12,529)	(1,898)
Property, plant and equipment	(20,164)	(38,505)	(5,834)

	(60,411)	(56,338)	(8,536)

Deferred tax assets, non-current portion, net **	19,700	21,869	3,313

Deferred tax liabilities, non-current portion, net **	(25,317)	(27,452)	(4,159)

*	As at December 31, 2009 and 2010, deferred tax assets, current portion of approximately RMB1,364 and RMB1,841 (US$279) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

**	As at December 31, 2009 and 2010, deferred tax assets, non-current portion of approximately RMB35,094 and RMB28,886 (US$4,377) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
21. TAXATION (continued)
Enterprise income tax: (continued)
Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2010 are considered to be indefinitely reinvested under ASC subtopic 740-30, Income Taxes, Other Considerations or Special Areas, and accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.
The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2010, the Group has not declared any dividends.
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
22. EMPLOYEE SHARE OPTIONS
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
The OMS Share Options are exercisable from the date they vest until their expiry on December 31, 2008 and are transferrable to any individuals designated by Grantees. As at December 31, 2007, the OMS Share Options vested because all performance conditions had been met. The aggregate fair value of the options on the grant date of November 17, 2007 was RMB49,526, which was recorded as compensation expense.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
22. EMPLOYEE SHARE OPTIONS (continued)
OMS Share Options (continued)
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
The Company calculated the estimated grant date fair value of the share-based awards in 2008 using a Binomial-Lattice Model based on the following weighted average assumptions:

	August 18, 2008	August 18, 2008
	OMS Options	Concord Options
Risk-free interest rate	2.94%	2.94%
Dividend yield	—	—
Expected volatility range	39.53%	39.53%
Sub optimal early exercise factor	1.5 times	1.5 times
The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the health care industry. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent valuation firm, American Appraisal. The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2008 was RMB1.71 per share.
Concord 2008 Share Incentive Plan
On October 16, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (“The 2008 Share Incentive Plan”). The 2008 Share Incentive Plan provides for the granting of options, share appreciation rights, or other share based awards to key employees, directors or consultants. The total number of Concord ordinary shares that may be issued under the 2008 Share Incentive Plan is up to 13,218,000 ordinary shares. As of December 31, 2008, no awards have been granted under the 2008 Share Incentive Plan.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
22. EMPLOYEE SHARE OPTIONS (continued)
Concord 2008 Share Incentive Plan (continued)
On November 17, 2009, the Board of Directors approved a grant of options to its directors and employees to purchase an aggregate of 4,765,800 ordinary shares under its 2008 Share Incentive Plan. On November 27, 2009, the Company granted options to purchase 4,765,800 ordinary shares to its directors and employees. The stock options have an exercise price equal to the Company’s initial public offering price of $3.67 per share, a contractual life of eight years and vest equally on the first, second, third, and fourth anniversary of the grant date. The measurement date occurred when the exercise price was established, at which time the Company estimated the fair value of these share-based payment awards and recognize compensation cost over each employee’s respective requisite service period which closely approximates the vesting period of the awards. The total compensation recognized in 2009 and 2010 was RMB1,006 and RMB9,571 (US$1,450). The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.
The Company calculated the estimated grant date fair value of the share options granted in the year ended December 31, 2009 using a Black-Scholes Model based on the following weighted average assumptions:

December 11, 2009
2008 Share Incentive Plan
Risk-free interest rate	2.36%
Dividend yield	—
Expected volatility range	35.99%
Expected term	5.25 years
The risk-free rate was based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The dividend yield was assumed nil as the Company has no history or expectation of paying dividends on its ordinary shares. The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the health care industry. The expected term of options reflected the application of the simplified method set out in SAB No. 107, Staff Accounting Bulletin, which defined the term as the average of the contractual term of the options and the weighted-average vesting period for the options given their characteristics. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
22. EMPLOYEE SHARE OPTIONS (continued)
Concord 2008 Share Incentive Plan (continued)
The following table summarizes employee share-based awards activities for the years ended December 31, 2010:

				Weighted Average
			Weighted-Average	Remaining
Share Options Granted to		Weighted-Average	Grant-date Fair	Contractual Term	Aggregate Intrinsic
Employees	Number of Shares	Exercise Price	Value	(Years)	Value
Outstanding, January 1, 2010	4,765,800	US$3.67	US$1.33

Forfeited	(437,950)	US$3.67	US$1.33

Outstanding, December 31, 2010	4,327,850	US$3.67	US$1.33	6.91	0.00

Vested and expected to vest at December 31, 2010	4,327,850	US$3.67	US$1.33	6.91	0.00

Exercisable at December 31, 2010	1,081,963	US$3.67	US$1.33	6.91	0.00

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.
Total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was US$10,793, nil and nil.
As of December 31, 2010, there was RMB 27,587 (US$4,180) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.91 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.
There were 4,765,800 and 3,245,887 nonvested share options as of January 1, 2010 and December 31, 2010, respectively. Of the 4,765,800 granted share options, 1,081,963 share options vested during the year December 31, 2010. The total fair value of share options vested during the years ended December 31, 2008, 2009, and 2010, was RMB36,207, nil and RMB9,497 (US$1,439), respectively.
The share-based compensation expense of the share-based awards granted to employees for the year ended December 31, 2008, 2009 and 2010 is as follows:

	For the Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
General and administrative expenses	4,215	744	7,046	1,068
Selling expenses	—	262	2,525	382

	4,215	1,006	9,571	1,450

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
23. RELATED PARTY TRANSACTIONS
a) Related parties

Name of Related Parties	Relationship with the Group
Mr. Haifeng Liu	A relative of a shareholder of the Company
Mr. Jianyu Yang	Director and a shareholder of the Company
Mr. Zheng Cheng	Director and a shareholder of the Company
Mr. Yaw Kong Yap	Director and a shareholder of the Company
Shenzhen Hai Ji Tai Technology Co., Ltd. (“Haijitai”)	A company owned by Mr. Haifeng Liu
Beijing Medstar Hi-Tech Investment Co., Ltd. (“Beijing Medstar”)	A company under the control of Mr. Zheng Cheng
Our Medical New Technology Co., Ltd (“Our Medical”)	A company under the control of Mr. Haifeng Liu
b) The Group had the following related party transactions for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Short-term interest-free loans borrowed from:
Haijitai
Mr. Haifeng Liu
Mr. Jianyu Yang	4,000	—	—	—
Repayment of interest-free loans borrowed from:
Haijitai	38,700	—	—	—
Mr. Haifeng Liu	2,000	2,000	—	—
Mr. Jianyu Yang	5,000	—	—	—
Non-current deposits made to:
Our Medical	1,726	12,497	*	*
Imputed interest, calculated using incremental borrowing rates ranging from 6.57% to 7.48%, amounting to approximately RMB 2,991, RMB55 and nil for the years ended December 31, 2008, 2009 and 2010, respectively, were recorded with an offsetting credit to additional paid-in capital.

*    Our Medical is no longer a related party for the year ended December 31, 2010.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
23. RELATED PARTY TRANSACTIONS (continued)
c) The Group had the following related party balances as of December 31, 2009 and 2010:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Amount due to related parties:
Beijing Medstar	196	—	—
Mr. Haifeng Liu	—	—	—
Mr. Zheng Cheng	1,190	—	—
Mr. Yaw Kong Yap	160	—	—

	1,546	—	—

All balances with the related parties as of December 31, 2009 and 2010 were unsecured, interest-free and have no fixed terms of repayment.
24. EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB938, RMB2,506 and RMB 3,510 (US$532) for the years ended December 31, 2008, 2009 and 2010, respectively.
Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of operations as incurred. The total amounts for such employee benefits, who is also a Director of the Company, were approximately RMB14, RMB85 and RMB78 (US$12) for the years ended December 31, 2008, 2009 and 2010, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
25. COMMITMENTS AND CONTINGENCIES
Operating lease commitments
Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2010:

	RMB	US$
2011	4,448	674
2012	3,303	500
2013	483	73

	8,234	1,247

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2008, 2009 and 2010, total rental expenses for all operating leases amounted to approximately RMB2,620, RMB5,448 and RMB5,630(US$853), respectively.
Purchase commitments
The Group has commitments to purchase certain medical equipment of approximately RMB46,912 (US$7,108) at December 31, 2010, which are scheduled to be paid within one year.
Income taxes
As of December 31, 2010, the Group has recognized approximately RMB24,455 (US$3,705) as an accrual for unrecognized tax positions (note 21). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As December 31, 2010, the Group classified the RMB24,455 (US$3,705) accrual as a current liability.
26. SEGMENT REPORTING
In accordance with ASC 280, Segment Reporting, the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment that includes primarily lease rental, management services and equipment sales.
Lease and management services accounted for 90%, 89% and 90% of the Group’s net revenue for the year ended December 31, 2008, 2009 and 2010, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
26. SEGMENT REPORTING (continued)
Hospital A represented the largest customer of the Group which individually accounted for approximately RMB29,551 and RMB48,286 (US$7,316), or more than 10% of the Group’s consolidated revenues, for the years ended December 31, 2009 and 2010, respectively. Hospital B represented the largest customer of the Group which individually accounted for approximately RMB23,191 or more than 10% of the Group’s consolidated revenues for the year ended December 31, 2008.
Geographic disclosures:
As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.
27. INCOME (LOSS) PER SHARE
Basic and diluted income (loss) per share for each of the periods presented is calculated as follows:

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Numerator:
Net income (loss) attributable to ordinary shareholders used in calculating (loss) income per ordinary share — basic and diluted	(496,037)	46,418	129,400	19,607
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted (loss) income per share	57,481,400	74,648,779	146,040,594	146,040,594

Basic and diluted (loss) income per share	(8.63)	0.62	0.89	0.13

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
In 2008, the Company issued Series A and Series B Preferred Shares. Each Preferred Share shall be convertible, at the option of the holder thereof, at any time after the closing of the subscription, into a number of fully paid and non-assessable ordinary Shares at a ratio 1:100 and is subject to adjustment pursuant to anti-dilution provisions. One hundred per cent of each class of the Preferred Shares which are outstanding immediately prior to the closing of the qualified initial public offering shall, on and with effect from the closing of the qualified initial public offering, be automatically converted into ordinary shares.
In 2009, the effects of the Preferred Shares were also anti-dilutive when computed on an “if converted” basis. In addition, the share options were not included in the calculation of diluted income per share under the treasury stock method for both 2009 and 2010, because their exercise prices were greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
Management agreements to provide stand-alone management services
The Group entered into a five year Medical Equipment Entrusted Management Agreement on March 1, 2007 with Xi’an and Chang’an to provide management services with respect to radiotherapy and diagnostic equipment owned by Xi’an located in the oncology center of Chang’an. Commencing January 1, 2010, Concord has the option to purchase the radiotherapy and diagnostic equipment owned by Xi’an at fair value if the Chang’an oncology center’s annualized revenues achieves a certain targeted level. Total management services revenue recognized under this contract was RMB8,000, RMB10,921 and nil for the years ended December 31, 2008 , 2009 and 2010, respectively. Accounts receivable related to this contract as at December 31, 2009 and 2010 was RMB2,142 and nil, respectively.
On August 25, 2009, the Group exercised its option under the Medical Equipment Entrusted Management Agreement and the Group entered into an Equipment Purchase Agreement with Xi’an and Chang’an to acquire the radiotherapy and diagnostic equipment for a total cash consideration of RMB72,716. Concurrently, the Group also converted the stand-alone management services arrangement into a Lease and Management Service Agreement which has a term of 15 years and provides the Group with a percentage of net profit generated by Chang’an’s oncology center. Commencing September 2009, the Group records all revenue associated with this arrangement as lease and management services revenue. The depreciation expense of the associated equipment is recorded as lease and management services cost of revenues. Total lease and management service revenue recognized under this lease and management service agreement was RMB8,388 and RMB21,462 (US$3,252) for the year ended December 31, 2009 and 2010, respectively. Accounts receivable related to this contract as at December 31, 2009 and 2010 was RMB6,388 and RMB14,635 (US$2,217), respectively.
On August 1, 2008, the Company signed an Entrusted Management Contract with Xi’an and Chang’an to provide general administrative management services to Chang’an. The service period is from August 1, 2008 to December 31, 2009. Under this arrangement, the Group earns a certain percentage of total monthly revenues of Chang’an. On January 1, 2010, the Company renewed Entrusted Management Contract with Chang’an to extend the service period to December 31, 2010. In accordance with the contract, the Group paid a performance guarantee deposit of RMB15,000 (US$2,197) to a related party of Xi’an, which is refundable 5 days after the cancellation or expiration of the contract (January 5, 2011). Total revenue recognized during the years ended December 31, 2008, 2009 and 2010 under this contract was RMB2,000, RMB11,807 and RMB18,190 (US$2,756), respectively. Accounts receivable related to this contract as at December 31, 2009 and 2010 was RMB4,517 and RMB16,997 (US$2,575), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
28. ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD. (continued)
Beijing Proton Treatment Center
On December 18, 2007, the Group entered into a framework agreement with Chang’an Information to build a Beijing Proton Treatment Center (“Proton Center”). The Proton Center will initially be established by Chang’an Information with a total registered capital of RMB100,000. The parties agreed that after certain capital injections from the Group, the Company will hold a 51.2% interest in the Proton Center, while Jian Chang Group Limited, a related party of Chang’an, will hold 28.8% and China-Japan Friendship Hospital, a state-owned hospital, will hold 20.0%. Once the Proton Center commences operations, the Group shall own a 51.2% controlling interest in the Proton Center and will consolidate the operating results and financial position within the Group. Additional contractual arrangements will be entered into by the Group once all relevant permits and approvals are obtained. In order for this framework agreement to become effective, the Group is required to pay a deposit of RMB10,000 (US$1,515); this deposit was not paid as of December 31, 2010 .
To assist with this project, the Group has made deposits to Beijing Century in the amounts of RMB14,600 and RMB26,600 (US$4,030) as of December 31,2009 and December 31, 2010, respectively, towards certain setup costs of the Proton Center; RMB16,600 (US$2,515) and RMB10,000 (US$1,515) of which are due by December 31, 2011 and August 31, 2011, respectively. All of the deposits are guaranteed by Chang’an Information or Cai Shijie (the ultimate controlling shareholder of Chang’an Information).
Chang’an CMS International Cancer Center
On July 1, 2008, the Group entered into a framework agreement with Xi’an to build a cancer center in northwest China. As at December 31, 2009 the Group paid a deposit of RMB15,007 to a related party of Xi’an in accordance with the framework agreement. In July 2010, the transaction was consummated with the Company paying RMB103,181 (US$15,633) for a controlling interest of 52% in CCICC, while Xi’an holds a non-controlling interest of 48% (see note 4). The deposit was fully refunded in 2010. As it was anticipated that there could be delays for CCICC to obtain the necessary licenses, the contracting parties, in accordance with a supplemental agreement signed in July 2010, agreed that CCICC would be entitled to the profit from operations of the cancer department of Chang’an during the trial period from July 1, 2010 to the earlier of the date when the licenses were issued or December 31, 2010. Chang’an was also subject to penalty if the revenue and profit targets were not met. Accordingly, CCICC recognized RMB8,254 (US$1,251) as other revenue in the statement of operations for the year ended December 31, 2010.
The Group has also paid deposits to Xi’an to be used towards setup and construction costs of the CCICC amounting to RMB3,000 (US$455) as of December 31, 2009 and 2010.
Financing lease
On January 30, 2010, the Company entered into an Equipment Purchase Agreement with Xi’an to acquire certain general hospital facilities owned by Chang’an for total proceeds of RMB25,000 (US$3,662). Concurrently, a direct financing lease agreement was entered into between the Company and Chang’an pursuant to which the purchased general hospital facilities would be subject to the financing lease for a term of five years commencing from February 2010. Chang’an was required to pay a non-refundable administrative fee of RMB 1,250 (US$183) under the finance lease agreement. The cash consideration after netting off the administrative fee was paid in February 2010. For the year ended December 31, 2010, the revenue recognized from the finance lease was RMB2,767 (US$419).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
28. ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD. (continued)
Acquisition of Chang’an
In January 2011, The Company entered into a framework agreement to acquire 52% equity interest in Chang’An (note 29).

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Revenue:
Medical Equipment Entrusted Management Agreement	8,000	10,921	—	—
Entrusted Management Contract	2,000	11,807	18,190	2,756
Lease and Management Service Agreement	—	8,388	21,462	3,252
Trial operations of CCICC	—	—	8,254	1,251
Financing lease income	—	—	2,767	419

Total revenue	10,000	31,116	50,673	7,678

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Net investment in financing leases	—	21,574	3,269

Accounts receivable due from Chang’an	13,047	39,886	6,043

The Group had the following deposits with Chang’an and its affiliated companies as at December 31, 2009 and 2010:

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
Current — Entrusted Management Contract (note 7)	15,000	15,000	2,273
Non-current — Proton Center and CCICC (note 11)	32,607	29,600	4,485

Total	47,607	44,600	6,758

29. SUBSEQUENT EVENTS
In January 2011, the Company entered into a framework agreement to acquire 52% equity interest in Chang’An from certain shareholders of the Hospital, for a total consideration of approximately RMB210 million, subject to further adjustments upon closing. The closing of such acquisition is subject to satisfactory due diligence by the Company and relevant government approval.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
29. SUBSEQUENT EVENTS (continued)
In January 2011, the Company acquired a cooperation project with a certain hospital from Hefei Brain Hospital (“HBH”) for a consideration of RMB18,000. The transaction entitled the Company to contractual rights and medical equipment involved. Up to December 31, 2010, the Company has paid RMB14,000 to HBH as an advance. The Group has engaged an independent appraiser to assist in determining the fair value of the acquired assets and liabilities, and the valuation remains in process as of the date of this report.
30. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed balance sheets

	As at December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash	601,040	8,034	1,217
Restricted cash, current portion	—	66,227	10,035
Amounts due from subsidiaries	505,558	377,403	57,182
Prepayments and other current assets	16,732	15,788	2,392

Total current assets	1,123,330	467,452	70,826

Non-current assets:
Investment in subsidiaries	1,040,899	1,747,331	264,747
Deposit for non-current assets	15,007	—	—

Total assets	2,179,236	2,214,783	335,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	7,905	4,531	687
Amounts due to subsidiaries	17,583	5,161	782

Total current liabilities	25,488	9,692	1,469

Total liabilities	25,488	9,692	1,469

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; Authorized - 450,000,000 shares; Issued and outstanding - 147,455,500 and 142,353,532 shares at December 31, 2009 and 2010, respectively)	108	105	16
Additional paid-in capital	2,671,910	2,604,704	394,652
Accumulated other comprehensive loss	(3,987)	(14,835)	(2,248)
Accumulated deficit	(514,283)	(384,883)	(58,316)

Total shareholders’ equity	2,153,748	2,205,091	334,104

Total liabilities and shareholders’ equity	2,179,236	2,214,783	335,573

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
30. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
Condensed statements of operations

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(4,593)	(2,372)	(27,626)	(4,186)
Selling expenses	—	(262)	(2,524)	(382)

Operating loss	(4,593)	(2,634)	(30,150)	(4,568)
Equity in profit of subsidiaries	84,731	126,621	155,397	23,546
Interest income	364	818	742	112
Interest expense	(895)	—	—	—
Change in fair value of convertible notes	(464)	—	—	—
Exchange (loss)/ gain	(74)	22	3,411	517

Net income	79,069	124,827	129,400	19,607

Accretion of Series A contingently redeemable convertible preferred shares	(270,343)	(30,050)	—	—
Accretion of Series B contingently redeemable convertible preferred shares	(304,763)	(48,359)	—	—

Net (loss) income attributable to ordinary shareholders	(496,037)	46,418	129,400	19,607

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)
30. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
Condensed statements of cash flows

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	526	34	(16,765)	(2,540)
Net cash used in investing activities	(448,224)	(466,520)	(423,931)	(64,232)
Net cash generated from/(used in) financing activities	727,849	793,138	(145,574)	(22,057)
Exchange rate effect on cash	(5,636)	(127)	(6,736)	(1,021)

Net increase/(decrease) in cash	274,515	326,525	(593,006)	(89,850)
Cash at beginning of the year	—	274,515	601,040	91,067

Cash at end of the year	274,515	601,040	8,034	1,217

Supplemental schedule of non-cash activities:
Conversion of convertible loans into Series A contingently redeemable convertible preferred shares	176,082	704,276	—	—

Conversion of Series A and Series B convertible contingently redeemable preferred shares to ordinary shares upon initial public offering	—	704,276	—	—

Basis of Presentation
For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investment in Subsidiaries” and the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statement of operations. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.