Form 20-F
period 2011-12-31
Concord Medical Services Holdings Ltd
filed 2012-04-25
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011

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

Mr. Adam Jigang Sun

Telephone: (86 10) 5957-5266

Facsimile: (86 10) 5957-5252

18/F, Tower A, Global Trade Center

36 North Third Ring Road, Dongcheng District

Beijing 100013

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.0001 per share*	New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on the New York Stock Exchange. Each ADS represents three ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

142,353,532 Ordinary Shares*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the ☐ International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

Item 17  ☐             Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

*	The 142,353,532 ordinary shares include 949,935 ordinary shares in the form of ADSs which have been repurchased by the Issuer pursuant to the share repurchase program announced on September 30, 2011, and are pending cancelation as of the date of this annual report.

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•

“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Aohua Medical, Aohua Leasing, Shanghai Medstar, CMS Hospital Management Co., Ltd., or CMS Hospital Management, Xing Heng Feng Medical, Tianjin Kangmeng Radiology Equipment Management Co., Ltd., Shenzhen Lingdun Medical Investment Management Co., Ltd., Wan Jie Hua Xiang Medical Technology Development Limited, Guangzhou Huanan Taihe Medical Technology Ltd., and Medstar Overseas Ltd.

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

The following tables set forth the selected consolidated financial and operating data of us and our predecessor, Our Medical Services, Ltd., or OMS, for the periods indicated. Concord Medical was incorporated on November 27, 2007. On March 7, 2008, the shareholders of Ascendium Group Limited, or Ascendium, exchanged their shares in Ascendium for shares of Concord Medical at the rate of 10 shares in Concord Medical for one share in Ascendium. As a result, Concord Medical became our ultimate holding company. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in OMS. We refer to this transaction as the OMS reorganization in this annual report. Our consolidated financial statements have been prepared as if the current corporate structure had been in existence from September 10, 2007, the date on which Ascendium was incorporated. Prior to the OMS reorganization, which became effective on October 30, 2007, OMS, together with Shenzhen Aohua Medical Services Co., Ltd., or Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of the business of our company. As a result of the OMS reorganization, there was a change in control of OMS with the Ascendium shareholders effectively acquiring OMS from the OMS shareholders. For additional information relating to our history and reorganization, see “Item 4. Information on the Company.” For financial statements reporting purposes, OMS is deemed to be the predecessor reporting entity for periods ending on or prior to October 30, 2007.

The following selected consolidated statements of operations and other consolidated financial data for the years ended December 31, 2009, December 31, 2010 and December 31, 2011 (Successor Period) (other than the income (loss) per ADS data) and the selected consolidated balance sheet data as of December 31, 2010 and 2011 (Successor Period) have been derived from our audited consolidated financial statements, which is included elsewhere in this annual report on Form 20-F. The following selected consolidated statements of operations and other consolidated financial data for the period from January 1, 2007 to October 30, 2007 (Predecessor Period), for the period from September 10, 2007 to December 31, 2007 (Successor Period) and the selected consolidated balance sheet data as of December 31, 2008 and 2009 (Successor Period) have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The consolidated financial statements of each of us and our predecessor are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Predecessor	Concord Medical (Successor)
	Period from January 1, 2007 to October 30, 2007	Period from September 10, 2007 to December 31, 2007	Year Ended December, 31
			2008	2009	2010		2011
	RMB	RMB	RMB	RMB	RMB		RMB		US$
			(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	63,082	13,001	155,061	260,162	349,248		380,457		60,449
Management services	4,340	982	12,677	28,739	22,805		33,584		5,336
Other, net	—	—	4,051	3,535	17,471		36,084		5,733

Total net revenues	67,422	13,983	171,789	292,436	389,524		450,125		71,518
Cost of revenues:
Lease and management service	(20,396)	(1,908)	(25,046)	(60,937)	(93,771)		(131,710)		(20,927)
Amortization of acquired intangibles	—	(2,002)	(20,497)	(26,493)	(26,488)		(25,058)		(3,981)
Management service	(20)	(4)	(54)	(131)	(2,441)		(2,648)		(421)

Total cost of revenues	(20,416)	(3,914)	(45,597)	(87,561)	(122,700)		(159,416)		(25,329)
Gross profit	47,006	10,069	126,192	204,875	266,824		290,709		46,189
Operating expenses:
Selling expenses (1)	(1,601)	(757)	(5,497)	(7,675)	(17,150)		(37,453)		(5,951)
General and administrative expenses (2) Asset impairment	(8,467)	(57,171)	(18,869)	(29,821)	(66,789 (3,219	) )	(80,628 (333,934	) )	(12,810 (53,057	) )

Operating income (loss)	36,938	(47,859)	101,826	167,379	179,666		(161,306)		(25,629)
Interest expense	(954)	(279)	(7,455)	(6,891)	(7,448)		(6,454)		(1,025)
Change in fair value of convertible notes	—	(341)	(464)	—	—		—		—
Foreign exchange loss	—	(4)	(325)	(213)	(5,436)		(10,975)		(1,744)
(Loss) gain from disposal of equipment	(1,555)	(25)	658	—	543		—		—
Interest income	15	—	430	948	7,865		13,357		2,122
Other income (expenses)	—	—	7,734	—	(399)		346		55

Income (loss) before income taxes	34,444	(48,508)	102,404	161,223	174,791		(165,032)		(26,221)
Income tax (expenses) benefit	(15,014)	182	(23,335)	(36,396)	(43,873)		(46,320)		(7,360)

Net income (loss)	19,430	(48,326)	79,069	124,827	130,918		(211,352)		(33,581)

Accretion of Series A contingently redeemable convertible preferred shares	—	—	(270,343)	(30,050)	—		—		—
Accretion of Series B contingently redeemable convertible preferred shares	—	—	(304,763)	(48,359)	—		—		—
Net income contributable to non-controlling interests	—	—	—	—	1,518		3,651		580
Net income (loss) attributable to ordinary shareholders	19,430	(48,326)	(496,037)	46,418	129,400		(215,003)		(34,161)

Income (loss) per share — basic and diluted (3)	0.39	(0.97)	(8.63)	0.62	0.89		(1.51)		(0.24)
Income (loss) per ADS — basic and diluted	1.17	(2.91)	(25.89)	1.86	2.66		(4.53)		(0.72)
Shares used in computation — basic and diluted(3)	50,000,000	50,000,000	57,481,400	74,648,779	146,040,594		142,251,454		—
ADSs used in computation — basic and diluted	16,666,667	16,666,667	19,160,467	24,882,926	48,680,198		47,417,151		—

(1)	Our selling expenses included share-based compensation of RMB0.3 million in 2009, RMB2.5 million in 2010, and RMB2.4 million (US$0.4 million) in 2011.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2007, 2008, 2009 and 2011 of RMB49.5 million, RMB4.2 million, RMB0.7 million, RMB7.0 million and RMB6.9 million (US$1.1 million) in 2007, 2008, 2009, 2010 and 2011, respectively.

(3)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares was increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this annual report so that share numbers, per share price and par value data are presented as if the share split had occurred from our inception.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Selected Consolidated Balance Sheet Data
Cash	39,792	353,991	1,037,239	535,783	219,078	34,808
Total current assets	66,135	492,978	1,252,512	904,416	733,657	116,566
Property, plant and equipment, net	54,703	349,121	573,042	907,336	1,068,703	169,800
Goodwill	259,282	300,163	300,163	300,163	—	—
Acquired intangible assets, net	129,998	181,838	155,345	146,113	129,018	20,499
Total assets	543,023	1,514,395	2,443,865	2,663,044	2,393,446	380,280
Long-term bank borrowings, current portion	—	39,840	57,487	60,906	77,479	12,310
Long-term bank borrowings, non-current portion	—	52,120	80,915	45,089	108,700	17,271
Series A contingently redeemable convertible preferred shares	—	254,358	—	—	—	—
Series B contingently redeemable convertible preferred shares	—	411,101	—	—	—	—
Total shareholders’ equity	394,878	565,020	2,153,748	2,301,835	2,038,096	323,820
Total liabilities and shareholders’ equity	543,023	1,514,395	2,443,865	2,663,044	2,393,446	380,280

	Predecessor	Concord Medical (Successor)	Concord Medical (Successor)
	Period from January 1, 2007 to October 30, 2007	Period from September 10, 2007 to December 31, 2007	Year Ended December 31,
			2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	44,593	6,103	46,774	135,883	190,972	137,102	21,785
Net cash used in investing activities (1)	(50,452)	(30,441)	(376,371)	(272,269)	(529,468)	(494,867)	(78,627)
Net cash generated from (used in) financing activities	6,020	63,225	649,494	819,846	(154,933)	41,785	6,640
Exchange rate effect on cash	—	138	(5,698)	(212)	(8,027)	(725)	(117)
Net increase (decrease) in cash	161	39,025	314,199	683,248	(501,456)	(316,705)	(50,319)

(1)	Net cash used in investing activities in 2009, 2010 and 2011 includes acquisitions, net of cash acquired, of RMB32.2 million, RMB45.0 million and RMB20.3 million, respectively.

	Predecessor	Concord Medical (Successor)	Concord Medical (Successor)
	Period from January 1, 2007 to October 30, 2007	Period from September 1, 2007 to December 31, 2007	Year Ended December 31,
			2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	3,206	877	40,506	90,278	108,974	114,250	18,152
Head gamma knife systems	40,408	8,731	65,365	67,406	80,909	77,035	12,240
Body gamma knife systems	13,537	2,565	20,071	25,241	38,599	42,512	6,754
PET-CT scanners	—	—	5,241	24,196	41,036	59,054	8,383
MRI scanners	2,899	437	15,123	33,880	51,738	65,031	10,332
Others (1)	3,032	391	8,755	19,161	27,992	22,576	3,587

Total net revenues — lease and management services	63,082	13,001	155,061	260,162	349,248	380,457	60,449

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on, for all dates through December 31, 2008, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2009 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate(1)
	Period End	Average(2)	Low	High
Period	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8297	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.3150	6.2975

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

We may encounter difficulties in successfully opening new centers or renewing agreements for existing centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.

Our growth was driven by our ability to expand our network of radiotherapy and diagnostic imaging centers by primarily entering into new agreements with top-tier hospitals in China, which are 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. The agreements that hospitals enter into with us and our competitors are typically long-term in nature with terms of up to 20 years. As a result, in any locality or at any given time, there may only be a limited number of top-tier hospitals that have not yet entered into long-term agreements with us or our competitors and with which we are able to enter into new agreements. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or PET-CT scanners, will further limit the number of top-tier hospitals that we or our competitors can enter into agreements within a given period. See “—Risks Related to Our Industry—Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.” Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Some of our competitors may have greater financial resources than us, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may choose to purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors. If we are unable to compete effectively in entering into agreements with new hospital partners or to renew existing agreements on favorable terms, or at all, or if hospitals choose to purchase and manage their own medical equipment, our growth prospects could be materially and adversely affected. Finally, the development of new centers generally involves a ramp-up period during which time the operating efficiency of such centers may be lower than our established centers, which may negatively affect our profitability.

We have historically derived a significant portion of our revenues from centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.

We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. In 2009, 2010 and 2011, net revenues derived from our top five hospital partners amounted to approximately 33.6%, 31.8% and 33.0% of our total net revenues, respectively. Our largest hospital partner accounted for 10.1%, 12.3% and 14.3% of our total net revenues during those periods, respectively. In addition, centers located in Beijing, Henan province and Guangdong province accounted for 21.7%, 9.9% and 8.3% of our total net revenues in 2009 respectively, centers located in Beijing, Shaanxi province and Liaoning province accounted for 25.6%, 12.3% and 10.2% of our total net revenues in 2010, respectively, and centers located in Beijing, Shaanxi province and Liaoning province accounted for 19.0%, 15.9% and 8.5% of our total net revenues in 2011, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:

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

In addition, five of our hospital partners, including three of our top five hospital partners in terms of revenue contribution, accounted for 56.0% of our total accounts receivable as of December 31, 2011. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.

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

Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB111.3 million, RMB169.4 million and RMB244.2 million (US$38.8 million) as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, approximately 24.3% of our accounts receivable reported on our consolidated balance sheet as of December 31, 2010 were still outstanding. The average turnover days of our accounts receivable in 2011 were 165 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new centers through the selective acquisition of complementary businesses or assets or the formation of joint ventures, and we may continue to do so in the future. For example, in March 2012, we entered into a purchase agreement to acquire 52% of the equity interest in Chang’an Hospital, a licensed full-service private hospital. The closing of this acquisition is subject to certain closing conditions and relevant government approvals. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. Integration of the acquired business or assets or cooperation with the joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may prevent key members of our management from focusing on other important aspects of our business.

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

Since the effectiveness in September 2000 of the Implementation Opinions on the Classified Management of Urban Medical Institutions, which was promulgated by the Ministry of Health, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the National Development Reform Committee, or NDRC, non-profit civilian medical institutions are no longer permitted to enter into cooperation agreements or to continue to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions issued in July 2001 by the same authorities, a non-profit civilian medical institution may, if lacking sufficient funds to purchase medical equipment outright, enter into a leasing agreement pursuant to which the medical institution leases medical equipment from its partner at market rates. To comply with these regulatory changes, we have transitioned most of our cooperation agreements with non-profit civilian hospitals to lease and management agreements. However, we are still negotiating the transition of our cooperation agreements relating to 13 of our centers located at eight of our partner hospitals, which centers’ combined revenues in 2009, 2010 and 2011 constituted approximately 10.3%, 7.9% and 6.3% of our total net revenues, respectively. Although neither we nor any of our hospital partners have incurred any penalties to date for continuing to operate under cooperation agreements at these centers, there can be no assurance that we will not incur penalties in the future or that we will be able to successfully negotiate the conversion of these agreements. If we are unable to successfully negotiate the conversion of our cooperation agreements with these hospitals or if government authorities decide to assess penalties against either us or our hospital partners or to suspend the operation of these centers before we are able to complete the transition, our business, financial condition and results of operation could be materially and adversely affected.

We are not aware of any similar restriction imposed by military healthcare administrative authorities on the cooperation agreements that we have entered into with military hospitals, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public. Accordingly, we have maintained our cooperation agreements with 21 military hospitals as of December 31, 2011. However, as military hospitals are also government-owned, if military hospitals are required by military healthcare administrative authorities to transition away from cooperation agreements in the future, we will have to negotiate a similar conversion of the agreements with our military hospital partners. If we are unable to successfully negotiate lease and management or other alternative agreements with our existing military hospital partners on terms not less favorable than those under our cooperation agreements, our business, financial condition and results of operation may be adversely affected.

We cannot assure you that government authorities will not interpret regulations differently from us to find that our lease and management agreements are still not in compliance with relevant regulations.

We believe that our lease and management agreements with civilian public hospital partners, which terms continue to provide that our revenues from hospital-based centers are to be calculated based on contracted percentages of each center’s revenue net of specified operating expenses, are in compliance with the Implementation Opinions on the Classified Management of Urban Medical Institutions and the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions. However, we cannot assure you that the Ministry of Health or other competent authorities will not interpret these regulations differently to find that our lease and management agreements are still not in compliance with such regulations, in which instance, such authorities could, among other things, declare our lease and management agreements to be void, order our civilian hospital partners to terminate such agreements with us, order our civilian hospitals partners to suspend or cease operation of the centers governed by such agreements, suspend the use of our medical equipment, or confiscate revenues generated under the noncompliant agreements. Furthermore, we may have to change our business model which may not be successful. If any of the above were to occur, our business, financial condition and results of operation could be materially and adversely affected.

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

As part of our growth strategy we plan to establish specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, in March 2012, we entered into a purchase agreement through our subsidiaries, Cyber Medical Network Limited, or Cyber Medical, and Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, to acquire 52% of the equity interest in Chang’an Hospital, a licensed full-service private hospital, for a total consideration of approximately RMB248 million (US$39.4 million). The closing of this acquisition is subject to certain closing conditions and relevant government approvals. In addition, at the Beijing Proton Medical Center, one of our planned specialty cancer hospitals, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we do not have experience in operating our own specialty cancer hospital, or in providing many of the services that we plan to offer in our specialty cancer hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as for the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our specialty cancer hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own specialty cancer hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new hospitals.

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

We rely on the doctors and other medical professionals who work in our network to make proper clinical decisions regarding the diagnosis and treatment of their patients. Although we develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques and host seminars and conferences to facilitate consultation among doctors providing services in our network of centers, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each center and over the doctors and other medical professionals who work in such centers. Any incorrect clinical decisions on the part of doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. The centers in our network have experienced claims as to a limited number of medical disputes since they commenced operations. As of December 31, 2011, five centers in our network have agreed to pay an aggregate amount of approximately RMB192,500 (US$30,587) to settle such claims. Any expenses resulting from such liability claims are generally required to be accounted for as expenses of the relevant center, which could reduce our revenue derived from such center. We do not carry malpractice or other liability insurance at many of the centers in our network, and at those centers that do carry such insurance, it may not be sufficient to cover any potential liability that may result from such claims. For our specialty cancer hospitals that are currently under development, we will likely face direct liability claims for any such incidents.

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

We have applied for and obtained the registration of our trademark “Medstar” in China to protect our corporate name. As of December 31, 2011, we also owned the rights to 120 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology Co., Ltd., or Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 0.9%, 0.8% and 0.6% of our total net revenues in 2009, 2010 and 2011, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. On April 12, 2010, Our Medical New Technology filed a petition with the Patent Reexamination Board of the State Intellectual Property Office challenging the validity of the patent in question. In February 2011, the Patent Reexamination Board issued a decision nullifying the patent in question in whole. The decision of the Patent Reexamination Board was then appealed at the No.1 Beijing Appellate Court, which made the administrative judgment to affirm the review decision of the Patent Reexamination Board in March 2012.

Our business depends substantially on the continuing efforts of our executive officers and other key personnel, and our business may be severely disrupted if we lose their services.

We depend on key members of our management team, which includes Mr. Jianyu Yang, chairman and our chief executive officer, Dr. Zheng Cheng, a director and our chief operating officer, Mr. Adam Jigang Sun, our chief financial officer, Mr. Steve Sun, a director and chairman of the investment committee, Mr. Jing Zhang, our chief administrative officer, Mr. Yaw Kong Yap, senior vice president, as well as other key personnel for the continued growth of our business. The loss of any of these members of our management team or other key employees could delay the implementation of our business strategy and adversely affect our operations. Our future success will also depend in large part on our continued ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. We cannot assure we can always make similar smooth transition if any executive officers or key personnel were to leave our company in the future. Although none of the key members of our management team is nearing retirement age in the near future and we are not aware of any current key members of our management team or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, we do not maintain key employee insurance. We have entered into employment agreements and confidentiality agreements with all of the key members of our management team and other key personnel. However, if any disputes arise between any of our key members of our management team or other key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all key members of our management team and other key personnel reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our reported earnings could decline if we recognize impairment losses on intangible assets and goodwill relating to the OMS reorganization and other acquisitions.

As a result of the OMS reorganization in October 2007 and our acquisitions of China Medstar and other businesses in 2008, we recorded goodwill as well as certain acquired intangibles, which were written off in full as non-cash goodwill impairment charges in the amount of RMB300.2 million (US$47.7 million) in the year ended December 31, 2011. While we have no goodwill remaining at December 31, 2011, we may continue to selectively acquire complementary businesses in the future, such as our pending acquisition of 52% of the equity interest in Chang’an Hospital, which may result in recorded goodwill and additional acquired intangibles. Any future goodwill we record will be tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would require more frequent assessments. Examples of such events or circumstances include, but are not limited to, a significant adverse change in the legal or business climate, an adverse regulatory action or unanticipated competition. In the future, we could recognize additional impairment losses on the intangible assets and goodwill, which could result in a charge to our reported results of operations and cause our reported earnings to decline.

We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.

We do not have insurance for six units of our medical equipment, which are electroencephalography and thermotherapy equipment from which centers we derived less than 1.0% of our total revenues in each of 2009, 2010 and 2011. Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could have an adverse effect on our financial condition and results of operation. In addition, the operations in our network of centers may be particularly vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers. Also, we do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.

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

As of the date of this annual report, our directors, executive officers and significant shareholders beneficially owned approximately 61.3% of our outstanding share capital. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

In order to secure bank loans in an aggregate amount of RMB201.2 million (US$32.0 million) as of December 31, 2011 we have granted security interests in equipment with a net carrying value of RMB 171.3 million (US$27.2 million), representing 16.0% of the net value of our net property, plant and equipment of RMB1,068.7 million (US$169.8 million) as of December 31, 2011. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.

If we fail to establish or maintain an effective system of internal controls over our financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2010, we and our current independent registered public accounting firm identified a material weakness in our internal controls over financial reporting related to our lack of adequate resources with the requisite U.S. GAAP and SEC financial accounting and reporting expertise to support the accurate and timely assembly and presentation of our consolidated financial statements and related disclosures. As of December 31, 2011, this material weakness has been remediated. We have successfully completed our Section 404 assessment for the year ended December 31, 2011 and received the auditor’s attestation. However, in the future, if we fail to maintain effective internal controls over financial reporting or to obtain an “unqualified” auditors’ attestation, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

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

We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009. We are required to account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 and 355,884 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2010. We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of RMB1.0 million in 2009, RMB9.6 million in 2010, and RMB9.2 million (US$1.5 million) in 2011 related to such options. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans,(ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

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

The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the Ministry of Health or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the Ministry of Health and the NDRC and large medical equipment procurement licenses are issued by the Ministry of Health. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the Ministry of Health and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations issued by the Ministry of Health stipulate that from 2011 to 2015, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 160 and by the end of 2015, the total number of PET-CT systems in China cannot exceed 270. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although the current number of procurement licenses available did not have a significant impact on our existing expansion plan in 2011, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners to obtain such licenses as expected, may affect our expansion plan after 2011, which could have a material adverse effect on our future prospects.

In addition, for most of the medical equipment that we intend to install and operate in our specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the Ministry of Health or provincial level healthcare administrative authorities. Such licenses might not be obtained in a timely manner or at all, which could delay or prevent the opening of our specialty cancer hospitals, and could have a material adverse effect on our growth strategy and results of operations. See “—Risks Related to Our Business—We are planning to establish and operate specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.

The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained in lieu thereof. As of December 31, 2011, of the 117 units of medical equipment in the centers in our network that are subject to large medical equipment procurement quota requirements, 75 were issued with a procurement license, 16 were issued with an interim procurement permit subsequent to the implementation of the quota requirement, 20 were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and six, which accounted for approximately 4.6%, 4.4% and 4.2% of our total net revenues in 2009, 2010 and 2011, respectively, have not yet been issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last 26 centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

We believe that the 20 units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These 20 units of equipment accounted for approximately 16.7%, 15.9% and 12.5% of our total net revenues in 2009, 2010 and 2011, respectively. In addition, for the two units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.

Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.

Centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the Ministry of Health. These price ceilings can be adjusted by those authorities downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services provided across our network of centers have remained stable since 2007. The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security, or the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. If the examination or treatment fees for the services provided by the centers in our network are reduced by the government under these or other policies, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially and adversely affected.

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

In January 2009, the Chinese government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March, 2009, the Chinese government published the healthcare reform plan for 2009 to 2010, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The published healthcare reform plan also called for additional government spending on healthcare over the next three years of RMB850.0 billion to support the reform plan. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. Although many details related to the implementation of the healthcare reform plan are not yet clear, the implementation of any policy that reduces examination or treatment fees for large medical equipment or provides more funding for hospitals to purchase their own equipment may have a material and adverse effect on our business, financial condition and results of operations.

Some details of the implementation of the healthcare reform that have been published, including a policy drafted jointly by five ministries, including the Ministry of Finance, NDRC and the Ministry of Health, providing general principles and guidelines for government subsidies and investments in the public healthcare system, a policy statement allowing doctors to practice in up to three hospital within the same province, and the release of a list of 307 essential drugs whose prices are subject to central government guidelines and provincial government tenders. The distribution of these drugs is expected to encompass all government-owned healthcare facilities by 2020. In addition, the government has implemented a pilot plan as to the new rural healthcare insurance program whereby patients are required to pay hospitals only a portion of their medical expenses upfront and hospitals are required to seek payment of the balance from the government. Any resulting disputes or late or delinquent reimbursement payments may affect the collection of revenue at our network of centers and could increase our accounts receivables days. On February 11, 2010, the Ministry of Health, the State Commission Office for Public Sector Reform, the NDRC, the Ministry of Finance and the MHRSS jointly issued the Guidance of Pilots of Public Hospital Reform, or the Public Hospital Reform Guidance, which provides the general plan and policy of public hospital reforms that encourages private capital to invest in the medical service industry. Hospitals may take measures through cooperation, management and reorganization to promote the rational distribution of medical resources. The Public Hospital Reform Guidance may result in an increase competition as hospitals receive more private capital to finance the construction and operation of their own radiotherapy and diagnostic imaging center. In addition, the PRC government also calls for the reduction of the examination or treatment fees for large medical equipment in the Public Hospital Reform Guidance which may adversely affect our business, financial condition and results of operations. See “—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”

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

Although self payments account for a high percentage of total medical expenses in China, approximately 27.5% of total medical expenses were sourced from direct payments by the government and approximately 35.1% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2009, according to the Ministry of Health. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003. The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country, but the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If the national or provincial authorities in China decide to reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy and our business, financial condition and results of operation could be materially and adversely affected.

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

In 2005, the State Administration of Foreign Exchange, or the SAFE issued a number of rules regarding offshore investments by PRC residents. The currently effective rule, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Circular No. 75, was issued on October 21, 2005 and further clarified by Circular No. 106 issued by the SAFE on May 29, 2007. SAFE Circular No. 75 requires PRC residents to register with and receive approvals from the SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company that is controlled by PRC residents, we are affected by the registration requirements imposed by SAFE Circular No. 75. Also, any failure by our shareholders who are PRC residents to comply with SAFE Circular No. 75, or change in SAFE policy and regulations in respect of SAFE Circular No. 75, could adversely affect us in a variety of ways. SAFE Circular No. 75 provides, among other things, that prior to establishing or assuming control of an offshore company for the purpose of transferring to that offshore company assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is an ultimate controller of the offshore company must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his or her SAFE registration under certain circumstances, including upon any further transfer of equity interests in, or assets of, an onshore enterprise to the offshore company as well as any material change in the capital of the offshore company, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. The registration and filing procedures under SAFE rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. SAFE Circular No. 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. On May 27, 2011, the SAFE issued Circular of the State Administration of Foreign Exchange on Printing and Distributing on the Operating Rules for the Administration of Foreign Exchange with Respect to the Financing and Round-tripping Investment of Domestic Residents via Overseas Special Purpose Companies, called as SAFE Circular No.19 as well, in which regulates procedures in detail, including legal basis, materials to be examined, principles for examination and scope of authorization for all kinds of relevant registrations. The failure or inability of a PRC resident shareholder to receive any required approvals or make any required registrations could subject the PRC subsidiary to fines and legal sanctions, restrict the offshore company’s additional investments in the PRC subsidiary, or limit the PRC subsidiary’s ability to make distributions or pay dividends offshore. Due in part to the uncertainties relating to the interpretation and execution of SAFE Circular No. 75 and No.19, their effect on companies such as ours is difficult to predict.

Currently, several of our shareholders who are residents in the PRC and are subject to the above registration or amendment of registration requirements have applied to SAFE’s local branches to make the required make-up SAFE registration with respect to their existing investments in our company. Furthermore, there may be additional PRC shareholders, whose identities we may not be aware of and whose actions we do not control, who are not in compliance with the registration procedures set forth in SAFE Circular No. 75 and No.19. If the SAFE determines that any of our PRC shareholders failed to make filings that they should have made with respect to any of our offshore entities, we could be subject to fines and legal penalties, or the SAFE could impose restrictions on our foreign exchange activities, including the payment of dividends and other distributions to us or our affiliates and our PRC subsidiaries’ ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds from our initial public offering or from any further offerings, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries through additional capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On April 16, 2012, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the Bank of China, against which it can rise or fall by as much as 1% each day.

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

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. There were various preferential tax treatments promulgated by national tax authorities that were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities may allow enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatments according to local preferential tax policy. The PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted in accordance with the then prevailing tax laws and regulations prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2010, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 22% that is increased to 24% in 2011, and is scheduled to increase to 25% in 2012. We cannot assure you that the preferential income tax rates that we enjoy will not be phased out at a faster rate or will not be discontinued altogether, either of which could result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.

Also, the reduced enterprise income tax rate of 15%, as described above, that our subsidiary Shanghai Medstar enjoyed before January 1, 2008, was granted based on Shanghai tax authorities’ local preferential tax policy. It is uncertain whether the transitional tax rates under the EIT Law would apply to companies that enjoyed a preferential reduced tax rate of 15% under a local preferential tax policy. If Shanghai Medstar cannot enjoy such transitional tax rates under the EIT Law, it will be subject to the standard enterprise income tax rate, which is currently 25%, and our income tax expenses would increase, which would have a material adverse effect on our net income and results of operation. In addition, under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior incorrect advice from relevant tax authorities, the taxpayer may still be required to retroactively pay the full amount of unpaid tax within three years of such determination, although the taxpayer would not be subject to any penalty or late payment interest. If we are required to make such retroactive tax payments due to the retroactive cancellation of Shanghai Medstar’s preferential reduced enterprise income tax rate of 15%, our financial condition and results of operation could be materially and adversely affected.

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

In addition, under the EIT law, the Circular issued by the State Administration of Taxation on January 29, 2008 regarding a summary on the dividend rates under the double tax treaties, or Notice 112, the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Dividends we receive from our operating subsidiaries located in the PRC would be subject to PRC withholding tax.

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

According to the Double Taxation Arrangement (Hong Kong), Notice 112, Notice 601 and Guoshuihan [2009] No. 81, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise continuously in the last 12 months before distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Thus, as Cyber Medical is a Hong Kong company and owns 100% of CMS Hospital Management, under the aforementioned arrangement dividends paid to us through Cyber Medical by CMS Hospital Management may be subject to the 5% income tax if we and Cyber Medical are considered as “non-resident enterprises” under the EIT Law and Cyber Medical is considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If Cyber Medical is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to normal withholding income tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

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

The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “effective management organizations” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “effective management organizations” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require our overseas registered entities to be treated as PRC tax resident enterprises. We do not currently consider our company to be a PRC tax resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspection of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of the services provided in our network of centers or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical services companies;

•	addition or departure of our senior management and other key personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Moreover, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

Furthermore, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. Such market fluctuations may materially and adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Concord Medical Services Holdings Limited, or Concord Medical, was incorporated in the Cayman Islands on November 27, 2007 as a limited liability company. Concord Medical became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited, or Ascendium, a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares in Ascendium for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in Our Medical Services, Ltd., or OMS, resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Services Co., Ltd., or Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business.

Aohua Medical was incorporated by OMS on July 23, 1997 and OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interest in Aohua Medical. The remaining 10% equity interest in Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd., or Aohua Leasing. The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we do not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position.

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interest in China Medstar together with its wholly owned PRC subsidiary, Shanghai Medstar, for approximately £17.1 million. China Medstar, through its then subsidiary Shanghai Medstar, engaged in the provision of medical equipment leasing and management services to hospitals in the PRC. On March 1, 2009, 100% of the equity interest in Shanghai Medstar was transferred from China Medstar to Ascendium. On August 17, 2009, the registration for such transfer was completed.

On October 28, 2008, we acquired 100% of the equity interest in Beijing Xing Heng Feng Medical Technology Co., Ltd., or Xing Heng Feng Medical, through our subsidiaries Aohua Leasing and CMS Hospital Management Co., Ltd., or CMS Hospital Management, for a consideration of approximately RMB35.0 million.

In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

In July 2010, we have acquired 52% of the equity interest in Chang’an CMS International Cancer Center for RMB103.2 million from Chang’an Hospital. In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Huanan Taihe Medical Technology Limited in PRC, and (iv) Medstar Oversea Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of date of this annual report.

In March 2012, we entered into a purchase agreement through Cyber Medical and Shanghai Medstar to acquire 52% of the equity interest in Chang’an Hospital, a licensed full-service private hospital, for a total consideration of approximately RMB248.0 million (US$39.4 million). The closing of this acquisition is subject to certain closing conditions and relevant government approvals.

As of the date of this annual report, we conduct substantially all of our operations through the following subsidiaries in the PRC:

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

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us that compared our pro forma revenues against the revenues of our competitors in 2008 and our number of centers and units of equipment against those of our competitors as of the end of 2008. As of December 31, 2011, our network comprised 131 centers based in 73 hospitals, spanning 51 cities across 24 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Cancer was the leading cause of death in China in 2008 according to the Ministry of Health, and there is a relatively low penetration of radiotherapy and diagnostic imaging equipment compared to developed countries. We believe that our leading network and our experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

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

To complement our organic growth, we have also selectively acquired businesses to expand our network. For example, in July 2008, we acquired China Medstar Pte. Ltd., or China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange, or the AIM, for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million through our acquisition of Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

To further enhance our reputation and to employ high quality doctors, we are in the process of establishing and operating specialty cancer hospitals in China. We established our first specialty cancer hospital, Chang’an CMS International Cancer Center, in Xi’an, Shanxi Province in July 2010 with Chang’an Hospital, a licensed full-service private hospital. In March 2012, we entered into a purchase agreement through our subsidiaries, Cyber Medical and Shanghai Medstar, to acquire 52% of the equity interest in Chang’an Hospital for a total consideration of approximately RMB248 million (US$39.4 million). The consummation of this acquisition will give us effective control over the full capacity of 1,100 beds in Chang’an Hospital. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital, which is expected to commence operation in late 2014. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to form a specialty hospital in Guangzhou for cancer diagnosis and treatment. We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases of existing centers and acquisitions. We have increased the number of centers in our network from 88 as of December 31, 2009 to 119 as of December 31, 2010 and to 131 as of December 31, 2011. Our total net revenues were RMB292.4 million, RMB389.5 million and RMB 450.1 million (US$71.5 million) for the year ended December 31, 2009, 2010 and 2011, respectively. For additional information relating to our history and reorganization and our financial presentation, see “— History and Development of the Company,” “—Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers and Specialty Cancer Hospitals

As of December 31, 2011, we operated an extensive network of 131 centers based in 73 hospitals, spanning 51 cities across 24 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Our network includes 106 radiotherapy and diagnostic imaging centers and 25 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

In addition to our network of centers, we established and are operating a specialty cancer hospital, Chang’an CMS International Cancer Center, which is majority owned by us in Xi’An, Shaanxi Province. We are also currently in the process of establishing the Beijing Proton Medical Center in Beijing. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to form a specialty hospital in Guangzhou for cancer diagnosis and treatment. We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us.

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2011, we had 124 centers that were established under lease and management services arrangements. We typically establish such centers with civilian hospitals by entering into a lease agreement and a management agreement. Centers at military hospitals, which are regulated by the military but most of which are otherwise the same as other government-owned hospitals open to the public, are typically established under a cooperation agreement. The reason for the two different contractual structures is to comply with the different regulations governing civilian and military hospitals in China. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Restrictions on Cooperation Agreements.”

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in the centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from six to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in some instances, are fixed for the duration of the arrangement. We also have centers that operate under revenue-sharing agreements, which stipulate the percentage of the revenue and the pre-operating expenses to be shared with our hospital partners. The specified operating expenses of centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of 5 centers in our network with our hospital partners primarily due to the unsatisfactory performances of the centers located in these hospitals. Excluding acquired and terminated centers, as of the date of this annual report, we entered into agreements with hospital partners to establish 92 new centers since the beginning of 2007. All of such agreements remain in force and 55 centers are already in operation.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2011, we had such agreements for seven centers. Unlike the centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the centers established under service-only agreements. Rather, we only manage such centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.

As part of our arrangement to establish our first specialty cancer hospital, Chang’an CMS International Cancer Center, we entered into service-only agreements with a general hospital in Xi’an, Chang’an Hospital Co., Ltd., or Chang’an Hospital, in 2008 to provide management services to Chang’an Hospital and also the six radiotherapy and diagnostic imaging centers located in such hospital. We receive a management fee from the Chang’an Hospital that is equal to a percentage of its total revenues. For additional information, see “— Specialty Cancer Hospitals.” In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million all of which was paid as of December 31, 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five centers in which these six units of equipment are located. The lease and management services agreement with Chang’an Hospital will be terminated upon the completion of our acquisition of 52% of the equity interest in Chang’an Hospital. See “—Chang’an CMS International Cancer Center”.

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

Chang’an CMS International Cancer Center

We entered into a framework agreement and a supplemental agreement with Chang’an Hospital, and Xi’an Century Friendship Medical Technology R&D Co., Ltd., or Xi’an Century Friendship, a subsidiary of Chang’an Hospital in July 2008, pursuant to which we established a specialty cancer hospital, Chang’an CMS International Cancer Center, in Xi’an, Shanxi Province. Chang’an Hospital is controlled by Chang’an Information Industry (Group) Co., Ltd., or Chang’an Information Industry, a China-based conglomerate engaged in information technology, real estate and the medical industries. Under the framework agreement, Xi’an Century Friendship established a wholly owned subsidiary, a cancer specialty hospital with a focus on cancer diagnosis and treatment services, which was subsequently renamed Chang’an CMS International Cancer Center (“CCICC”), and transferred the land use rights and building in connection with establishing the specialty cancer hospital to CCICC. In April 2010, we entered into an agreement through our subsidiary Cyber Medical with Chang’an Hospital to acquire 52% of the equity interest in CCICC. CCICC has a gross floor area of approximately 12,000 square meters with over 300 licensed patient beds. CCICC provides treatments for a wide range of tumor types using a variety of radiotherapy equipment as well as chemotherapy and surgery. We purchased a MM50 intensity-modulated radiation therapy system, a Novalis intensity-modulated radiation therapy system and PET-CT, MRI and CT scanners from Chang’an Hospital.

In March 2012, we entered into a purchase agreement through our subsidiaries, Cyber Medical and Shanghai Medstar, to acquire 52% of the equity interest in Chang’an hospital for a total consideration of approximately RMB248.0 million (US$39.4 million). The closing of this acquisition is subject to certain closing conditions and relevant government approvals. The consummation of this acquisition will give us effective control over the full capacity of 1,100 beds in Chang’an Hospital. The acquisition is intended to expand the development of CCICC, which will be merged into Chang’an Hospital after the closing of the acquisition.

Beijing Proton Medical Center

We have also entered into a framework agreement with Chang’an Information Industry to establish the Beijing Proton Medical Center. The Beijing Proton Medical Center will allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients. The Beijing Proton Medical Center is expected to be operational in late 2014 and is expected to be the first proton beam therapy system in China licensed for clinical use. The Beijing Proton Medical Center is expected to have a gross floor area of approximately 12,700 square meters and have 50 licensed patient beds. The Beijing Proton Medical Center will primarily offer treatments using a proton beam therapy system, which treatments are designed to be non-invasive and usually do not require hospitalization. As a result, the Beijing Proton Medical Center will not require the use of as many patient beds as the Chang’an CMS International Cancer Center. In addition, the proton beam therapy system occupies a much larger installation area than the radiotherapy and diagnostic imaging equipment that is to be used in the Chang’an CMS International Cancer Center, which reduced physical areas for licensed beds that can be made available in the Beijing Proton Medical Center.

The framework agreement contemplates that we are to invest equity capital to the Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry, Hong Kong Jian Chang Group Ltd. and China-Japan Friendship Hospital. We will then obtain approximately 93.0% of the equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., or Beijing Century Friendship, which will in turn own approximately 55.0% of the Beijing Proton Medical Center. The remaining approximately 7.0% of the equity interest in Beijing Century Friendship will be owned by Xi’an Wanjie Changxin Medical Development Co., Ltd., or Xi’an Wanjie Changxin, a subsidiary of Chang’an Information Industry. As a result, we ultimately expect to own approximately 51.2% of the Beijing Proton Medical Center, with the remaining equity interest owned by Xi’an Wanjie Changxin, Hong Kong Jian Chang Group Ltd. and China-Japan Friendship Hospital.

The framework agreement provides that it will only become effective upon our payment of RMB10.0 million in deposit to Chang’an Information Industry. As of the date of this annual report, we have not made such deposits.

However, we provided Beijing Century Friendship with interest-free loans of RMB26.6 million and RMB29.6 million (US$4.7 million) as of December 31, 2010 and, 2011, respectively, for working capital purposes towards establishing the Beijing Proton Medical Center. The loans are due by December 31, 2012. We are currently waiting for the relevant permits and approvals to be obtained by the other shareholders to the Beijing Proton Medical Center We plan to enter into additional definitive agreements as to the establishment of the Beijing Proton Medical Center after the relevant permits and approvals are obtained. Total development costs for the completion of Beijing Proton Medical Center are expected to be approximately RMB500 million to RMB600 million. We plan to fund the development of the Beijing Proton Medical Center with our working capital and bank loans.

Financing Leases

In 2011, we entered into financing lease agreements in connection with sales and leaseback agreement with several hospitals to which we lease radiotherapy, diagnostic and other equipments. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between 3 to 5 years. The net investment in financing lease is in the range of RMB3.0 million to RMB61.8 million, depending on the types of equipments subject to the leases.

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

Linear Accelerators External Beam Radiotherapy

As of December 31, 2011, we owned 25 linear accelerators and one MM50 intensity-modulated radiation therapy systems. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.

Gamma Knife Radiosurgery

A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2011, we owned 37 gamma knife systems, including 24 head gamma knife systems and 13 body gamma knife systems.

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

Diagnostic Imaging

Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner is a device that combines a positron emission tomography, or PET, scanner and a computed tomography, or CT, scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. Other diagnostic imaging services offered in our centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of the date of this annual report, we owned 14 PET-CT scanners and 23 MRI scanners.

Other Treatment and Diagnostic Modalities

Our network also includes centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2009, 2010 and 2011, revenues derived from centers that provide such other services were approximately 6.6%, 7.2% and 4.7%, respectively, of our total net revenues.

Medical Equipment Procurement

The medical equipment used in our network of centers is highly complex and there are usually a limited number of manufacturers worldwide that produce such equipment. We typically purchase the medical equipment used in our network directly from domestic manufacturers and through importers from overseas manufacturers.

In accordance with the relevant PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning and a large medical equipment procurement license must be obtained prior to the purchase of such medical equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the Ministry of Health and the NDRC and large medical equipment procurement licenses are issued by the Ministry of Health. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the Ministry of Health and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals in China, which have a separate procurement system. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Large Medical Equipment Procurement License.”

Once non-profit hospitals have obtained large medical equipment procurement licenses, the purchase of medical equipment for such hospitals is conducted through a collective tender process. The tender process is centralized in accordance with relevant PRC laws and regulations and is supervised by the Ministry of Health for Class A large medical equipment. For Class B large medical equipment, the tender process is supervised by the relevant provincial heath administrative authorities. Equipment purchases by military hospitals are also conducted through a centralized collective tender process supervised by the general logistics department of the PLA. The government or military authority will appoint an agent to manage the tender process who must be certified by the government and qualified to conduct the tender process. The agent publicizes information relevant to the tender process, such as the type of equipment requested by the hospital and the desired commercial terms. The manufacturers will prepare the tender document according to the agent’s requirement and submit their bids to the agent on or before the specified date. The agent will then consult with industry experts in evaluating each bid and the industry experts will make a determination on the winning manufacturer. When the tender process is complete, the results are publicly announced and an import permit is issued for the equipment of the winning manufacturer. We then begin negotiations with such manufacturer or its importer on the purchase price and the purchasing terms for the equipment based on the general commercial terms submitted by such manufacturer in the tender process.

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

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Steve Sun, the chairman of the committee, Dr. Jianyu Yang, Dr. Zheng Cheng, Mr. Adam Jigang Sun, Ms. Xun Liu and one rotating regional director. New projects need to be approved by our chief executive officer and two-thirds of the members of our investment evaluation committee.

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

Environmental Matters

The Ministry of Health enacted the Administrative Measures on Medical Wastes Management of Medical Institutions in 2003, which sets forth the management of and criteria for the disposal of medical waste generated in the operation of medical institutions. As the supervising authority, the environmental protection authority at the county or higher levels is responsible for environmental inspections of hospitals within their jurisdictions. The Ministry of Health and the environmental protection authorities have also promulgated a series of specific regulations on the disposal of dangerous medical waste and the requirements of vehicles used to transport medical wastes. In addition, certain of the medical equipment used in our network of centers, such as gamma knife systems, use radioactive sources. In accordance with the Regulation on Radioisotope and Radiation Equipment Safety and Protection promulgated by the PRC State Council in 2005, these radioactive sources should be returned to the manufacturer of such radioactive materials or sent to dedicated radioactive waste disposal units appointed by the MEP. Radioactive materials are generally obtained from, and returned to, the medical equipment manufacturers or other third parties, which then have the ultimate responsibility for their proper disposal. However, as all centers in our network are located on the premises of our hospital partners, we do not directly oversee the disposal of certain medical waste generated in the centers. The failure of any of our hospital partners to dispose of such waste in accordance with PRC laws and regulations may have an adverse effect on the operation of centers in our network. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.” For our specialty cancer hospitals, we will be responsible for the disposal of the medical waste generated.

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

On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 0.9%, 0.8% and 0.6% of our total net revenues in 2009, 2010 and 2011, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. On April 12, 2010, Our Medical New Technology filed a petition with the Patent Reexamination Board of the State Intellectual Property Office challenging the validity of the patent in question. In February 2011, the Patent Reexamination Board issued a decision nullifying the patent in question in whole. The decision of the Patent Reexamination Board was then appealed at the No.1 Beijing Appellate Court, which made the administrative judgment to affirm the review decision of the Patent Reexamination Board in March 2012. We do not currently believe that this claim would result in a material adverse effect on our business, financial condition or results of operations.

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

General Regulatory Environment

China’s healthcare industry is regulated by various government agencies, including the Ministry of Health. The Ministry of Health has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the Ministry of Health, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the National Development and Reform Commission, or NDRC, the State Food and Drug Administration, or SFDA, the Ministry of Environmental

Protection, or MEP, and the Ministry of Commerce, or MOFCOM, have promulgated rules and regulations relating to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy equipment, the licensing and operation of medical institutions and the licensing of medical staff.

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

Medical Institution Practicing License

Pursuant to the Regulation on Medical Institution issued on February 26, 1994 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the Ministry of Health. Each of the independent specialty cancer hospitals that we intend to establish would need to obtain such a medical institution practicing license. We are applying for a license for CCICC and it is currently operated within Chang’an Hospital, which has the necessary license.

Large Medical Equipment Procurement License

The procurement, installation and operation in China of large medical equipment, which is defined as any medical equipment valued at over RMB5.0 million or listed in the medical equipment administration catalogue of the Ministry of Health, is regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC and the Ministry of Finance, which became effective on March 1, 2005. Pursuant to these rules, quotas for large medical equipment are set by the Ministry of Health and the NDRC or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment that is covered by the rules on procurement. For large medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the Ministry of Health and the NDRC and large medical equipment procurement licenses are issued by the Ministry of Health. For large medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the Ministry of Health and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. However, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals which have a separate procurement system. See “—Regulation of Military Hospitals.”

In accordance with the 2011-2015 National PET-CT Procurement Plan issued on September 30, 2011, by the Ministry of Health and the NDRC, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 270 from the date of the plan through the end of 2015, the new licenses can not exceed 160. In accordance with the National Gamma Ray Stereotactic Head Radiosurgery System Procurement Plan issued on March 20, 2007 by the Ministry of Health and the NDRC, from the date of the plan through the end of 2010, the total number of large medical equipment procurement licenses issued for head gamma knife systems cannot exceed 60 nationwide. Procurement applications for head gamma knife equipment must be filed with the relevant provincial healthcare administrative authorities along with a feasibility report, which must be reviewed by such provincial authorities before it is submitted to the Ministry of Health for approval. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the centers in our network operate.

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the Ministry of Health or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained in lieu thereof. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or an interim permit. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

Radiotherapy Permit

Medical institutions that engage in radiotherapy are governed by the Regulatory Rules on Radiotherapy issued on January 24, 2006 by the Ministry of Health and are required to obtain a radiotherapy permit from the relevant healthcare administrative authorities. These rules require such medical institutions to possess qualifications sufficient for radiotherapy work, which include having adequate facilities for housing radiotherapy equipment as well as having qualified, properly trained personnel. Medical institutions that operate medical equipment containing radioactive materials are also required to obtain a radiation safety permit. See “—Permits Required by Our Company—Radiation Safety Permits.”

Radiation Worker Permit

Medical institutions that engage in the operation of medical equipment that contains radioactive materials or emits radiation during operation are required to obtain a radiation worker permit from the competent healthcare administrative authorities for each medical technician who operates such equipment.

Regulation of Military Hospitals

The procurement, installation and operation of large medical equipment by medical institutions of the PLA is regulated by the healthcare administrative authority of the general logistics department of the PLA with reference to the Rules on Procurement and Use of Large Medical Equipment. The general logistic department of the PLA issues a large equipment application permit to those military hospitals approved for procurement. The procurement planning records and annual reviews are provided to the Ministry of Health for its records.

Restrictions on Cooperation Agreements

Since the effectiveness in September 2000 of the Implementation Opinions on the Management by Classification of Urban Medical Institutions by the Ministry of Health, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, non-profit medical institutions other than military hospitals have been prohibited from entering into new cooperation agreements or continuing to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Management by Classification of Urban Medical Institutions issued on July 20, 2001 by the Ministry of Health, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, a non-profit medical institution that lacks sufficient funds to purchase medical equipment outright may enter into a leasing agreement pursuant to which the medical institution leases medical equipment at market rates. In response to this regulatory change, we have replaced the majority of our cooperation agreements with non-profit civilian hospitals with leasing and management agreements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management arrangements due to regulatory changes.”

Regulation of Proton Treatment Centers

Pursuant to the Administrative Measures on Clinical Application of Medical Technology, effective as of May 1, 2009, medical institutions must apply to the Ministry of Health for approval before utilizing certain medical technologies. On November 13, 2009, the Ministry of Health issued the Trial Administrative Rules on Proton and Heavy Ion Radiotherapy Technologies, which provide the guidelines for government authorities to review and approve applications of medical institutions for clinical use of proton and heavy ion radiotherapy technologies. Furthermore, these rules set out the minimum requirements for medical institutions and their medical staff to provide proton and heavy ion radiotherapy. Such requirements include, among other things, that medical institutions that are eligible for providing proton and heavy ion radiotherapy must (i) be 3A hospitals, (ii) have a radiotherapy department with 10 or more years of radiotherapy experience and 30 or more inpatient beds, (iii) have a diagnostic imaging department with five or more years of diagnostic imaging experience and equipped with diagnostic imaging equipment such as MRI, CT and PET-CT, and (iv) have at least two staff doctors possessing technical competence in the clinical application of proton and heavy ion radiotherapy technologies. Our Beijing Proton Medical Center has already received preliminary approval from the Ministry of Health prior to the promulgation of these new rules. These rules will apply to any proton or heavy ion radiotherapy treatment centers that we or our hospital partners may build and operate in the future.

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

The Notice Concerning the Doctors to Practice in Different Locations, which is issued by the Ministry of Health on September 11, 2009, sets forth the basic principles for doctors to practice in different medical institutions. Pursuant to the notice doctors are allowed to be employed by more than two medical institutions subject to the approval of the Ministry of Health. However the implementation details are currently unclear. On January 1, 2010, the Trial Management Measures Concerning the Doctors to Practice in Different Locations issued by Guangdong provincial branches of the Ministry of Health became effective. The measures provide that doctors, who meet the requirements set forth therein, may apply for practicing in different medical institutions. The measures are currently effective for a trial period of three years.

Pricing of Medical Services

Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the Ministry of Health on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at non-profit medical institutions and military hospitals are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions and military hospitals. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. See “Item 3. Key Information—D. Risk Factors—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”

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

	Urban Employees Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2010	Approximately 237 million (36% of China’s urban population)	Approximately 195 million (29% of China’s urban population)	Approximately 815 million (96% of China’s rural population)

Total reimbursement amount	RMB280 billion in 2009	N/A	RMB66.2 billion in 2010

Funding	Employers and employees:	Households and the government:	Individuals and the government:

	• employer contributes approximately 6% of each employee’s total salary; and	• monthly premium are paid by each household; and	• individual pays no less than RMB20 per year and local government subsidizes no less than RMB40 per person annually; and

• employee contributes approximately 2% of such employee’s total salary.

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

	Urban Employees Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

•    The remaining 70% of the employers’ contribution is aggregated into a social medical expense pool; the reimbursement cap from the social medical expense pool for an individual participant in a calendar year is around four times the regional average annual salary.

Examples of Local Reimbursement Policy	Shanghai: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is approximately four times the average annual salary in Shanghai from the previous year.	Jiangsu Province: approximately 50% to 60% of medical expense can be reimbursed by the program.	Guangdong Province: maximum reimbursement amount is approximately RMB50,000 per person per year.

	Inner Mongolia: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is RMB25,000.	Sichuan Province: approximately 60% (and not less than 50%) of medical expense can be reimbursed by the program.	Hubei Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.

		Guangdong Province: approximately 40% to 60% of medical expense can be reimbursed by the program; maximum reimbursement amount is approximately two times the average annual salary in Guangdong province from the previous year.	Anhui Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.

Sources: Ministry of Health, MHRSS, National Bureau of Statistics, and various other central and local PRC government websites.

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

Pursuant to SAFE Circular No. 75, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV experiences a material event, such as a change in share capital, merger or acquisition, share transfer or exchange, spin-off or long-term equity or debt investment, the PRC resident must, within 30 days after the occurrence of such event, register such event with the local SAFE branch. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75, which guidance provides for more standardized, specific and stringent supervision regarding such registration requirements and requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE. On May 27, 2011, the SAFE issued SAFE Circular No.19 which stipulates more detailed implementation for these registrations, including legal basis, materials to be examined, principles for examination and scope of authorization.

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

Pursuant to Circular No. 106, employee stock award plans of SPVs and employee share option plans of SPVs must be filed with the SAFE while applying for the registration for the establishment of the SPVs. After employees exercise their options, they must apply for an amendment to the registration for the SPV with the SAFE. We intend to comply with these regulations and to ask our PRC optionees to comply with these regulations. In accordance with the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas issued by SAFE on February 15, 2012, individuals who participate in equity incentive plans of the same overseas listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency to handle issues like foreign exchange registration, account establishment, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchase and sale of corresponding stocks or equity, and transfer of corresponding funds. However, as these rules have only been recently promulgated, it is currently unclear how these rules will be interpreted and implemented. If the applicable authorities determine that we or our PRC optionees have failed to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report.

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,931 square meters, pursuant to lease agreements entered into in March 2009 each with a term of three years. The following table sets forth our other leased properties as of the date of this annual report:

D.	Property, Plant and Equipment

Location	Size (in square meters)	Expiration Date
Beijing	174	June 2012
Beijing	107	February 2013
Shanghai	24	May 2012
Shanghai	342	April 2013
Shenzhen	522	November 2012

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

We owned the following primary medical equipment(1) as of December 31, 2011, which are located in the various centers across our network:

Linear accelerators(2)	26
Head gamma knife systems	24
Body gamma knife systems	13
PET-CT scanners	14
MRI scanners	23
Others(3)	24

Total	124

(1)	Excluding data from seven centers under service-only agreements as of December 31, 2011.
(2)	Including a MM50 intensity-modulated radiation therapy system.
(3)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation. Most of the centers in our network are established through long-term lease and management services arrangements typically ranging from six to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement but in certain circumstances are fixed for the duration of the arrangement. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 88 at the end of 2009 to 119 as of December 31, 2010 and 131 as of December 31, 2011. Our total net revenues increased to RMB450.1 million (US$71.5 million) in 2011 from RMB389.5 million in 2010 and RMB292.4 million in 2009, due primarily to business expansion and patient volume growth.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China. According to a report by Frost & Sullivan, patients diagnosed with cancer in China increased from approximately 2.8 million patients in 2003 to 3.5 million patients in 2008. Frost & Sullivan further estimates that new cancer cases will increase to approximately 4.1 million in China in 2015. Based on a survey conducted by the Ministry of Health, the increase in cancer cases is primarily attributable to demographic changes and urbanization. With the continued increase in disposable income, government healthcare spending and medical insurance coverage, there has been a considerable increase in demand for cancer diagnosis and treatments and we have been able to grow our business significantly by providing high quality radiotherapy and diagnostic imaging services in China to address such needs. In addition, public hospitals generally lack the financial resources to purchase, or the expertise to operate, radiotherapy and diagnostic imaging centers. Such factors combined have contributed favorably to the growth of our business.

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

In 2009, we added 23 new centers to our network under similar lease and management services arrangements, five of which were converted in August 2009 from six centers that were previously managed under service-only agreements, and one new center to our network under service-only agreement. In 2010, we added 33 new centers to our network, of which 31 were under lease and management services arrangements, and two were under service-only agreements. We closed two centers in 2010 after their contracts expired. In 2011, we added 13 new centers to our network, of which 10 were under lease and management services arrangements, and three were under service-only agreements. We closed one center in 2011 after its contract expired.

The Number of Patient Cases Treated in Our Network

Increasing the number of patient cases diagnosed and treated at our existing centers is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network based on factors such as the reputation of the center, the location of the center and the reputation of the doctors who provide services in the center. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers. There is also typically a ramp-up period for newly established centers during which time acceptance by doctors and patients of such new centers gradually pick up and the number of patient cases increase. The numbers of our treatment and diagnostic patient cases were 34,388 and 166,516 in 2011, respectively, representing 7.7% and 28.0% increases from 2010, respectively.

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

The Cost of Our Medical Equipment

Depreciation expense associated with the medical equipment that we purchase and use in the centers represents a significant portion of our cost of revenues. Our ability to reduce the price of medical equipment purchased, thereby reducing the depreciation expense associated with the medical equipment purchased, will serve to increase our profitability. Our extensive network of centers has provided us with increased bargaining power with equipment manufacturers. We have entered into strategic agreements with certain medical equipment manufacturers in order to lower the average cost of our equipment. Such agreements provide that we will receive preferential pricing if we purchase a certain number of units of equipment from a manufacturer within a given period of time. However, we are not required by such agreements to commit to purchase a minimum number of units of equipment from such manufacturers or precluded from purchasing equipment from other manufacturers. We aim to continue to enter into additional strategic agreements with medical equipment manufacturers to further reduce the cost of our equipment in the future. Furthermore, we expect the purchase prices of our primary medical equipment to decrease over time as a result of technological advancement and increased competition.

Financial Impact of Our Reorganization and Acquisitions

We completed the following acquisition of the following six businesses during or after 2008:

•	China Medstar in July 2008 for approximately £17.1 million or approximately RMB238.7 million;

•	Xing Heng Feng Medical in October 2008 for approximately RMB35.0 million;

•	Tianjin Kangmeng Radiology Equipment Management Co., Ltd. in April 2010 for approximately RMB60.0 million;

•	certain medical equipment located in Tianjin People’s Liberation Army 272 Hospital and the related business from a third party for RMB14.0 million in March 2008;

•	certain medical equipment located in People’s Liberation Army 254 Hospital and the related business from another third party for RMB4.0 million in August 2008; and

•	certain medical equipment located in Chengdu Military Hospital and the related business from another third party for RMB18.0 million in January 2011.

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

We did not make any acquisition in 2009. However, we entered into an agreement in April 2010 to acquire four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

In July 2010, we acquired 52% of the equity interest in CCICC for RMB103.2 million from Chang’an Hospital.

In March 2012, we entered into a purchase agreement through Cyber Medical and Shanghai Medstar to acquire 52% of the equity interest in Chang’an Hospital for a total consideration of approximately RMB248.0 million (US$39.4 million). The consummation of this acquisition will give us effective control over the full capacity of 1,100 beds in Chang’an Hospital. After this acquisition, we plan to transform Chang’an Hospital into a full-service hospital with a special focus on cancer diagnosis and treatment services.

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

We also provide management services to a limited number of centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each center equal to a contracted percentage of the center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2011, we managed seven centers under service-only agreements.

We also generate revenues, which are reported as net from the sale of medical equipment we have purchased to hospitals and receive commissions from manufacturers for acting as their agent for the sale of such medical equipment to hospitals. We typically enter into a separate purchase agreement with manufacturers or the distributors of such manufacturers each time we purchase medical equipment for sale.

During the years ended December 31, 2009, 2010 and 2011, we had financing lease income of nil, RMB5.1 million and RMB9.2 million (US$1.5 million), net of tax, respectively.

The following table sets forth the breakdown of our total net revenues for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except percentage)
Lease and management services	260,162	89.0	349,248	89.7	380,457	60,449	84.5
Management services	28,739	9.8	22,805	5.9	33,584	5,336	7.5
Other, net	3,535	1.2	17,471	4.4	36,084	5,733	8.0

Total net revenues	292,436	100.0	389,524	100.0	450,125	71,518	100

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

In the past, we have recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB2.0 million, RMB1.4 million and RMB 16.1 million (US$2.6 million) as of December 31, 2009, 2010 and 2011, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2009, 2010 and 2011, net revenue derived from our top five hospital partners amounted to approximately 33.6%, 31.8% and 33.0%, respectively, of our total net revenues. Our largest hospital partner accounted for 10.1% , 12.3% and 14.3%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.

Chang’an Hospital was the largest hospital partner in terms of revenue contribution for the year ended December 31, 2011 and accounted for approximately 14.3% of our total net revenues in 2011. In August 2009, we purchased the six units of the medical equipment housed in six centers from Chang’an Hospital. We provide management services to Chang’an Hospital through a lease and management services agreement. Under such lease and management services agreement, we receive a contracted percentage of each center’s revenue net of specified operating expenses. The contracted percentage is adjusted based on a declining scale over the term of the agreement. The agreement may be terminated due to changes in government policies that prohibit the lease of such medical equipment and Chang’an Hospital will be required to pay us an amount equal to the purchase price of the medical equipment less depreciation. In addition, the arrangement can be terminated by us upon the default or failure by Chang’an Hospital to perform its obligations. In July 2010, we acquired from Chang’an Hospital through our subsidiary Cyber Medical 52% of the equity interest in CCICC for RMB103.2 million. CCICC currently owns the relevant building and land in which Chang’an Hospital is located, including the five centers that we currently manage for Chang’an Hospital. In March 2012, we entered into a purchase agreement through our subsidiaries, Cyber Medical and Shanghai Medstar, to acquire 52% of the equity interest in Chang’an hospital for a total consideration of approximately RMB248.0 million (US$39.4 million). The closing of this acquisition is subject to certain closing conditions and relevant government approvals. The consummation of this acquisition will give us effective control over the full capacity of 1,100 beds in Chang’an Hospital. The acquisition is intended to expand the development of CCICC, which will be merged into Chang’an Hospital after the closing of the acquisition.

We are subject to approximately 5% business tax and related surcharges on certain of our revenues, except as described in our accompanied consolidated financial statements. Such taxes and surcharges amounted to RMB10.8 million, RMB17.5 million and RMB23.2 million (US$3.7 million) in 2009, 2010 and 2011, respectively, and are deducted prior to deriving our total net revenues. In addition, revenue derived from the sale of medical equipment are net of value-added tax of 17% which amounted to RMB1.5 million, RMB1.2 million and RMB0.6 million (US$0.1 million) in 2009, 2010 and 2011, respectively.

CCICC is majority owned and operated by us in Xi’An, Shaanxi Province. We are also currently in the process of establishing the Beijing Proton Medical Center in Beijing. In January 2011, we entered into an agreement with Sun Yat-Sen University Cancer Center and a third party to form a specialty hospital in Guangzhou for cancer diagnosis and treatment.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
				(in thousands, except for percentages)
Cost of revenues:
Lease and management services	60,937	20.8	93,771	24.1	131.710	20,927	29.3
Amortization of acquired intangibles	26,493	9.1	26,488	6.8	25,058	3,981	5.6
Management services	131	0.0	2,441	0.6	2,648	421	0.6

Total cost of revenues	87,561	29.9	122,700	31.5	159,416	25,329	35.4

Gross Profit	204,875	70.1	266,824	68.5	290,709	46,189	64.6
Operating expenses:
Selling expenses	7,675	2.6	17,150	4.4	37,453	5,951	8.3
General and administrative expenses (1)	29,821	10.2	66,789	17.1	80,628	12,810	17.9
Asset impairment			3,219	0.8	333,934	53,057	74.2

Total operating expenses	37,496	12.8	87,158	22.4	452,015	71,818	100.4

(1)	Our selling expenses included share-based compensation, RMB0.3 million in 2009, RMB2.5 million in 2010 and RMB2.4 million (US$0.4 million) in 2011. Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2009 and 2011 that amounted to RMB0.7 million, RMB7.0 million and RMB6.9 million (US$1.1 million) in 2009, 2010 and 2011, respectively. We didn’t grant any share options under our 2008 share incentive plan in 2010.

Cost of Revenues

Our cost of revenues primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in our network of centers and other costs, including material cost of disposal medical supplies. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. Our amortization of acquired intangibles in connection with the OMS reorganization, the acquisition of China Medstar, Tianjin Kangmeng Radiology Equipment Management Co., Ltd. and other businesses was RMB26.5 million, RMB26.5 million and RMB25.1 million (US$4.0 million) in 2009, 2010 and 2011, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB25.1 million and RMB18.2 million annually between 2012 and 2015.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and specialty cancer hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses have increased in absolute amount from 2009 through 2011 as a result of increased efforts to expand our network of centers and our specialty cancer hospitals. We expect our selling expenses to continue to increase in absolute amount in the future, in line with the expansion of our network and the growth in our total net revenues. Our selling expenses include share-based compensation, RMB0.3 million in 2009, and RMB2.5 million in 2010, and RMB2.4 million (US$0.4 million) in 2011.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2009, 2010 and 2011 that amounted to RMB0.7 million, RMB7.0 million and RMB6.9 million (US$1.1 million), respectively. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network of centers and the growth in our total net revenues.

Asset Impairment. Our asset impairment was nil, RMB3.2 million and RMB333.9 million for the year ended December 31, 2009, 2010 and 2011. The significant increase in asset impairment in 2011 was mainly due to a one-time goodwill impairment of RMB300.2 million (US$47.7 million) and a provision of deposits for purchase of property, plant and equipment of RMB20.7 million (US$3.3 million). For more details, see “—Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010—Asset impairment.”

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

On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 and November 26, 2011 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase a total of 4,765,800 ordinary shares at exercise prices of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2010. We have incurred share-based compensation expenses of RMB1.0 million in 2009, RMB9.6 million in 2010, and RMB9.2 million (US$1.5 million) in 2011 related to such options.

Accretion of Series A and Series B Contingently Redeemable Convertible Preferred Shares

Under the terms of the Amended and Restated Shareholders’ Agreement dated as of October 20, 2008, which was subsequently amended on November 17, 2009 and on December 7, 2009, by and among us, our shareholders and certain other parties named therein, holders of the Series A and Series B redeemable convertible preferred shares have the right to require us to repurchase their preferred shares if (i) three years after the closing date of the subscription of the Series B contingently redeemable convertible preferred shares a qualified initial public offering has not taken place; (ii) any of certain of our key directors has resigned which resulted in or would be likely to result in a material adverse effect on our business; or (iii) we or any of our subsidiaries have breached or failed to be in compliance with any applicable laws which has had or would be reasonably likely to have a material adverse effect on our business. In the event of a repurchase under this right, we are required to repurchase all of the outstanding Series A or Series B contingently redeemable convertible preferred shares at a repurchase price equal to the original issue price of the preferred shares, plus an amount which would have accrued on the original issue price at a compound annual rate of at least 12.5% from the date of issuance up to and including the date on which such repurchase price is paid. The accretion of the Series A and Series B contingently redeemable convertible preferred shares is reflected as a charge against net income (loss) attributable to ordinary shareholders and totaled RMB30.1 million and RMB48.4 million in 2009 for Series A and Series B contingently redeemable convertible preferred shares, respectively. All of our Series A and Series B contingently redeemable convertible preferred shares were converted into ordinary shares upon our initial public offering in December 2009. There is no such accretion in 2010 and 2011.

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

United States

We did not have any assessable profits subject to the United States profits tax in 2009, 2010 and 2011. We do not anticipate having any income subject to income taxes in the United States in the foreseeable future.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2009, 2010 and 2011. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

We did not have any assessable profits subject to the Singapore profits tax 2009, 2010 and 2011. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.

People’s Republic of China

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The EIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2011, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 24% that is scheduled to increase to 25% in 2012. Our other PRC subsidiaries are subject to the tax rate of 25% in 2010.

The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, a “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “effective management organizations” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require our overseas registered entities to be treated as PRC tax resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income.

Under the EIT Law, a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to the Double Taxation Arrangement (Hong Kong), Notice 112, Notice 601 and Guoshuihan [2009] No. 81, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise continuously in the last 12 months before distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if the Cayman Islands holding company and our Hong Kong subsidiary are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiary is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If we are considered as non-resident enterprise and required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue Recognition

The majority of our revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with us. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

Revenues arising from sales of medical equipment and render of services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met.

We are subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services except for that disclosed in the 2008 Share Incentive Plan. We have recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the years ended December 31, 2009, 2010 and 2011 are approximately RMB10,771, RMB17,511 and RMB23,196 (US$3,685), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees are also deferred and will be recognized only upon recognition of the deferred revenue.

Lease and management services. We have entered into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. Pursuant to these arrangements, we receive a percentage of the net profit (“profit share” as defined in the arrangement) of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services determined in accordance with the terms of the arrangement.

Pursuant to ASC 840, we determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

ASC 840 is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 is applied to other elements of the arrangement not within the scope of ASC 840.

The lease rentals and management service receivable under the lease arrangement are based entirely on a profit sharing formula (“contingent rent feature”). The profitability of the business unit is not only dependent on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectability of these minimum lease payments are not considered reasonably predictable and there are also inherent uncertainties regarding the future costs to be incurred by us relating to the arrangement. Given these uncertainties, we account for all of these lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, we recognize revenue when a lease payment under the arrangement become fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met.

Management services. We provide stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, i.e. when the revenue share under the arrangement is determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term.

Medical equipment sales. Pursuant to the application of ASC 605, Revenue Recognition, we record revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2009, 2010 and 2011, the Company had medical equipment sales, of RMB2,675, RMB3,475 and RMB1,635 (US$260), net of 17% value-added tax of approximately RMB1,519, RMB1,244 and RMB647 (US$103) taxes, respectively. Revenue derived from medical equipment sales is recorded as other revenue in the consolidated statements of operations.

Trial operations of CCICC. Pursuant to the supplemental agreement entered into between us and Chang’an, CCICC recognized other revenue amounting to RMB8,254 and RMB 23,742 (US$3,772), respectively, for the years ended December 31, 2010 and 2011 in relation to the operations of the oncology center of Chang’an during the trial period from July 1, 2010 to December 31, 2011, respectively.

Direct financing lease income. Pursuant to ASC 840, we record revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2009, 2010 and 2011, the Company had financing lease income of nil, RMB5,147 and RMB9,224 (US$1,466), net of taxes, respectively. Income derived from direct financing leases is recorded as other revenue in the consolidated statements of operations.

Cost of Revenue

Cost of revenues primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salary cost and material cost of disposal medical supplies.

Cost relating to lease and management service arrangement. The cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using our depreciation policy. The costs of the management service component are recognized as an expense as incurred.

Cost of management services. Costs of management services mainly include the labor costs of technicians and management staff as well as related medical consumables.

Cost of equipment sales. Cost of equipment sales, recorded net against the related revenue, includes the cost of the equipment purchased and other direct costs involved in the equipment sales.

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill and acquisition related intangible assets outstanding at December 31, 2009, 2010 and 2011 were related to the Company’s Reorganization, the acquisition of China Medstar, XHF and other businesses. In accordance with ASC 350, Intangibles, Goodwill and Other, or ASC 350, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

The goodwill testing utilizes a two-step impairment analysis, whereby we compare the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. We recognize an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

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

Impairment of Long-lived Assets and Acquired Intangibles

We evaluates our long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices.

Share-based Compensation

Share-based awards granted to employees are accounted for under ASC 718, Compensation-Stock Compensation, or ASC 718. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

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

	Year Ended December 31
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operation Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	260,162	89.0	349,248	89.7	380,457	60,449	84.5
Management services	28,739	9.8	22,805	5.8	33,584	5,336	7.5
Other, net	3,535	1.2	17,471	4.5	36,084	5,733	8.0

Total net revenues	292,436	100.0	389,524	100	450,125	71,518	100
Cost of revenues:
Lease and management services	(60,937)	(20.8)	(93,771)	(24.1)	(131,710)	(20,927)	(29.3)
Amortization of acquired intangibles	(26,493)	(9.1)	(26,488)	(6.8)	(25,058)	(3,981)	(5.6)
Management services	(131)	(0.0)	(2,441)	(0.6)	(2,648)	(421)	(0.6)

Total cost of revenues	(87,561)	(29.9)	(122,700)	(31.5)	(159,416)	(25,329)	(35.4)

Gross profit	204,875	70.1	266,824	(68.5)	290,709	46,189	64.6
Operating expenses:
Selling expenses(1)	(7,675)	(2.6)	(17,150)	(4.4)	(37,453)	(5,951)	(8.3)
General and administrative expenses(2)	(29,821)	(10.2)	(66,789)	(17.1)	(80,628)	(12,810)	(17.9)
Asset impairment	—	—	(3,219)	(0.8)	(333,934)	(53,057)	(74.2)

Operating income (loss)	167,379	57.2	179,666	46.1	(161,306)	(25,629)	—
Interest expense	(6,891)	(2.4)	(7,448)	(1.9)	(6,454)	(1,025)	(1.4)
Foreign exchange loss	(213)	(0.1)	(5,436)	(1.4)	(10,975)	(1,744)	(2.4)
Gain from disposal of equipment	—	—	543	0.1	—	—	—
Interest income	948	0.3	7,865	2.0	13,357	2,122	3.0
Other income (expense)	—	—	(399)	(0.1)	346	55	0.1

Income (loss) before income taxes	161,223	55.1	174,791	44.9	(165,032)	(26,221)	(36.7)
Income tax expenses	(36,396)	(12.4)	(43,873)	(11.3)	(46,320)	(7,360)	(10.3)

Net income (loss)	124,827	42.7	130,918	33.6	(211,352)	(33,581)	—

(1)	Our selling expenses included share-based compensation of RMB0.3 million in 2009, RMB2.5 million in 2010, and RMB2.4 million (US$0.4 million) in 2011.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2008, 2009 and 2011 of RMB0.7 million, RMB7.0 million and RMB6.9 million (US$1.1 million) in 2009, 2010 and 2011, respectively.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Total Net Revenues. Our total net revenues increased by 15.6% to RMB450.1 million (US$71.5 million) for the year ended December 31, 2011 from RMB389.5 million for the year ended December 31, 2010, primarily due to the expansion of our business which resulted in an increase in patient cases from both existing centers and the 13 newly opened centers in 2011.

Cost of Revenues. Total cost of revenues increased by 29.9% to RMB159.4 million (US$25.3 million) for the year ended December 31, 2011 from RMB122.7 million for the year ended December 31, 2010. Cost of revenues as a percentage of our total net revenues increased to 35.4% for the year ended December 31, 2011 from 31.5% for the year ended December 31, 2010. This increase was due primarily to:

•

a significant increase in material and repair costs to RMB29.0 million in the year ended December 31, 2011 from RMB4.2 million in the year ended December 31, 2010, as a result of the opening of new centers and usage of disposal medical supplies; and

•

a 17.0 % increase in depreciation cost to RMB93.1 million in the year ended December 31, 2011 from RMB79.6 million in the year ended December 31, 2010, as a result of purchasing of new equipment for new and existing centers.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 9.0% to RMB290.7 million (US$46.2 million) for the year ended December 31, 2011 from RMB266.8 million for the year ended December 31, 2010. Our gross margin decreased to 64.6% for the year ended December 31, 2011 from 68.5% for the year ended December 31, 2010. This decrease was due primarily to the increased cost of revenues and relatively flat revenue growth.

Operating Expenses. Our operating expenses increased significantly to RMB452.0 million (US$71.8 million) for the year ended December 31, 2011 from RMB87.2 million for the year ended December 31, 2010. This increase was due to the following charges and expenses:

Asset Impairment Charge. For the year ended December 31, 2011, we incurred asset impairment charge of RMB333.9 million (US$53.1 million), the majority of which was a one-time goodwill impairment charge of RMB300.2 million (US$47.7 million). A substantial portion of goodwill on our balance sheet related to the acquisitions by our predecessor before our initial public offering in December 2009. In performing our annual impairment assessment for the year of 2011, the decline in our market capitalization in comparison to the carrying value of our net assets caused our management to perform a hypothetical purchase allocation in accordance with U.S. GAAP. Based on the hypothetical purchase allocation, the management concluded that the implied value of goodwill is zero and consequently recorded a goodwill impairment charge of RMB 300.2 million (US$47.7 million) for the year of 2011. The charge is a non-cash item and will not affect our cash flows, liquidity position or borrowing capacity under our credit facilities; and is excluded from our financial results in evaluating financial covenants under our credit agreements. We also recognized a provision of deposits for purchase of property, plant and equipment of RMB20.7 million (US$3.3 million) for certain deposits we made for purchase of equipment due to uncertainty in connection with the collectability of such equipment deposits.

Selling Expenses. Our selling expenses increased by 118.0% to RMB37.5 million (US$6.0 million) for the year ended December 31, 2011 from RMB17.2 million for the year ended December 31, 2010. Selling expenses as a percentage of our total net revenues increased to 8.3% for the year ended December 31, 2011 from 4.4% for the year ended December 31, 2010. The increase was due primarily to the increase in office expenses, conference expenses and advertising and promotion expenses as a result of the expansion of our business and our increased sales and marketing efforts.

General and Administrative Expenses. Our general and administrative expenses increased by 20.7% to RMB80.6 million (US$12.8 million) for the year ended December 31, 2011 from RMB66.8 million for the year ended December 31, 2010. This increase was due primarily to a significant increase in bad debt provision to RMB14.8 million in the year ended December 31, 2011 from RMB0.6 million in the year ended December 31, 2010 due to uncertainty in connection with the collectability of outstanding receivables.

Operating Loss. As a result of the above, we incurred an operating loss of RMB161.3 million in year ended December 31, 2011.

Interest Expense. Our interest expense decreased by 12.2% to RMB6.5 million (US$1.0 million) for the year ended December 31, 2011 from RMB7.4 million for the year ended December 31, 2010, primarily as a result of the decrease in our bank borrowings.

Foreign Exchange Loss. Our foreign exchange loss increased by 101.9% to RMB11.0 million (US$1.7 million) for the year ended December 31, 2011 from RMB5.4 million for the year ended December 31, 2010, due primarily to depreciation of our cash balances held in U.S. dollars against the Renminbi.

Interest Income. Our interest income increased by 69.8% to RMB13.4 million (US$2.1 million) for the year ended December 31, 2011 from RMB7.9 million for the year ended December 31, 2010, due primarily to the increase in bank deposit interest rate.

Income Taxes. Our income tax expense increased by 5.6% to RMB46.3 million (US$7.4 million) for the year ended December 31, 2011 from RMB43.9 million for the year ended December 31, 2010. This increase was due primarily to increase in our taxable profits, as well as a higher effective enterprise income tax.

Net Loss. As a result of the above, we incurred a net loss of RMB211.4 million (US$33.6 million) for the year ended December 31, 2011, as compared to a net income of RMB130.9 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Total Net Revenues. Our total net revenues increased by 33.2% to RMB389.5 million for the year ended December 31, 2010 from RMB292.4 million for the year ended December 31, 2009, primarily due to an increase of approximately 10% in patient cases from existing centers and increase in patient cases as a result of the opening of 33 new centers in 2010.

Cost of Revenues. Total cost of revenues increased by 40.1% to RMB122.7 million for the year ended December 31, 2010 from RMB87.6 million for the year ended December 31, 2009. This increase was due primarily to an increase in our depreciation costs related to the opening on new centers and the resulting increase in salaries and benefits for additional personnel employed by and assigned to the new centers.

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

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 30.2% to RMB266.8 million for the year ended December 31, 2010 from RMB204.9 million for the year ended December 31, 2009. Our gross margin decreased to 68.5% for the year ended December 31, 2010 from 70.1% for the year ended December 31, 2009.

Operating Expenses. Our operating expenses increased by 132.4% to RMB87.2 million for the year ended December 31, 2010 from RMB37.5 million for the year ended December 31, 2009 due primarily to (i) an increase in salaries and employee benefits payment associated with an increased headcount primarily as a result of business expansion, (ii) an increase in professional expenses associated with being a public company and (iii) an increase in share-based compensation expense of RMB8.6 million.

Selling Expenses. Our selling expenses increased by 123.5% to RMB17.2 million for the year ended December 31, 2010 from RMB7.7 million for the year ended December 31, 2009. This increase in our selling expenses was due primarily to an approximately 118.3% increase in travelling expenses, entertainment expense, and office expenses to approximately RMB10.8 million related to increased business development efforts and an increase in share-based compensation expenses from RMB0.3 million in 2009 to RMB2.5 million in 2010.

General and Administrative Expenses. Our general and administrative expenses increased by 124.0% to RMB66.8 million for the year ended December 31, 2010 from RMB29.8 million for the year ended December 31, 2009. This increase was due primarily to (i) an increase in salaries and benefits payment in connection with the increased headcount of our personnel and their travel related expenses, (ii) an increase in professional expenses associated with being a public company, and (iii) an increase in share-based compensation expenses from RMB0.7 million in 2009 to RMB7.0 million in 2010.

Operating Income. As a result of the foregoing, our operating income increased by 7.3% to RMB179.7 million for the year ended December 31, 2010 from RMB167.4 million for the year ended December 31, 2009. Operating margin decreased to 46.1% for the year ended December 31, 2010 from 57.2% for the year ended December 31, 2009.

Interest Expense. Our interest expense increased by 8.1% to RMB7.4 million for the year ended December 31, 2010 from RMB6.9 million for the year ended December 31, 2009.

Foreign Exchange Loss. Our foreign exchange loss increased significantly to RMB5.4 million for the year ended December 31, 2010 from RMB0.2 million for the year ended December 31, 2009. The loss was due primarily to depreciation of our cash balances held in U.S. dollars against the Renminbi.

Gain from Disposal of Equipment. We recorded a gain of RMB0.5 million from the disposal of equipment for the year ended December 31, 2010. We did not record such gain for the year ended December 31, 2009.

Interest Income. Our interest income increased significantly to RMB7.9 million for the year ended December 31, 2010 from RMB0.9 million for the year ended December 31, 2009. This increase was due primarily to the increase in interest rate.

Income Taxes. Our income tax expense increased by 20.5% to RMB43.9 million for the year ended December 31, 2010 from RMB36.4 million for the year ended December 31, 2009. This increase was due primarily to increase in our taxable profits, as well as a higher effective enterprise income tax rate of 25.1% for the year ended December 31, 2010 as compared to 22.6% for the year ended December 31, 2009.

Net Income and Net Margin. As a result of the foregoing, our net income increased by 4.9% to RMB130.9 million for the year ended December 31, 2010 from RMB124.8 million for the year ended December 31, 2009. Net margin decreased to 33.6% for the year ended December 31, 2010 from 42.7% for the year ended December 31, 2009.

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

As of December 31, 2011, we had RMB219.1 million (US$34.8 million) in cash, RMB15.0 million (US$2.4 million) in short-term borrowings outstanding and RMB186.2 million (US$29.6 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding.

In September, October, November and December 2011, Shanghai Medstar entered into long-term loan agreements with Shanghai Jinqiao Branch of Agriculture Bank of China of RMB12.0 million, RMB24.5 million, RMB29.0 million and RMB42.0 million, respectively. The terms of these loans were three years. These long-term borrowings had a variable annual interest rate equaling the benchmark lending rate of the People’s Bank of China, adjusted every 3 months. Shanghai Medstar was required to make monthly or quarterly payments starting from January 2012 or later.

In September 2011, Shanghai Medstar entered into a short-term loan agreement of RMB15.0 million that bearing an interest rate of 6.1% under the agreement with HSBC Bank (China) Company Limited, secured by account receivables of Shanghai Medstar and guaranteed by Aohua Medical and Aohua Leasing. In October 2011, Shanghai Medstar entered into a long-term loan agreement of RMB35.0 million with HSBC Bank (China) Company Limited that matures in October 2014. This long-term borrowing had a variable annual interest rate equaling 110% of the benchmark lending rate of the People’s Bank of China, adjusted every 3 months, secured by the respective medical equipment. The borrowings contained restrictive covenants requiring the maintenance of tangible net worth of RMB180.0 million and RMB100.0 million by Aohua Medical and Aohua Leasing, respectively, a total liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.5 times and 0.36 times at all time by Shanghai Medstar and Aohua Medical, a total liability and contingent liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.7 times by Shanghai Medstar, and a total loan to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 1.0 times at all time by Aohua Leasing.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
			(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	135,883	190,972	137,102	21,785
Net cash used in investing activities(1)	(272,269)	(529,468)	(494,867)	(78,627)
Net cash generated from (used in) financing activities	819,846	(154,933)	41,785	6,640
Exchange rate effect on cash	(212)	(8,027)	(725)	(117)
Net increase (decrease) in cash	683,248	(501,456)	(316,705)	(50,319)
Cash at beginning of the year	353,991	1,037,239	535,783	85,127
Cash at end of the year	1,037,239	535,783	219,078	34,808

(1)	Net cash used in investing activities in 2009, 2010 and 2011 includes acquisitions, net of cash acquired, of RMB32.2 million, RMB45.0 million and nil, respectively.

Net Cash Generated from Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners and cash payments that we made in connection with establishing new centers.

Net cash generated from operating activities was RMB137.1 million (US$21.8 million) for the year ended December 31, 2011 consisting primarily of cash received from hospital partners, which was reduced by an increase in accounts receivable of RMB94.7 million (US$15.0 million) and increase in deposit for non-current assets for RMB35.2 million (US$5.6 million).

Net cash generated from operating activities was RMB191.0 million for the year ended December 31, 2010, consisted primarily of cash received from hospital partners, which was reduced by an increase in notes and accounts receivable of RMB58.4 million and an increase in deposits for non-current assets and prepayment in land use right of RMB55.5 million.

Net cash generated from operating activities in 2009 was RMB135.9 million. Net cash generated from operating activities was due primarily to cash received from an increased number of hospital partners which, in turn, was primarily a result of our acquisition of China Medstar. This increase was partially offset by an increase in accounts receivable and a decrease in accrued expenses and other liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was RMB494.9 million (US$78.6 million) consisting primarily of (i) deposit paid for purchase of equipments of RMB239.2 million (US$38.0 million), (ii) investment in held to maturity security of RMB100.5 million (US$16.0 million) at Shanghai Jinqiao branch of the Agriculture Bank of China, (iii) net investment in direct financing leases of RMB74.1 million (US$11.8 million), (iv) purchase of time deposits of RMB50.4 million (US$8.0 million) and (v) payment of acquisitions, net of cash acquisition of RMB20.3 million (US$3.2 million).

Net cash used in investing activities for the year ended December 31, 2010 was RMB529.5 million, consisting primarily of (i) deposits paid for the purchase of medical equipment that amounted to RMB293.9 million, (ii) the purchase of buildings and medical equipments for new centers that amounted to RMB111.1 million, (iii) payments for acquisition of Tianjin Kangmeng of RMB45.0 million, and (iv) an increase in net investment in financing lease of RMB85.9 million.

Net cash used in investing activities for the year ended December 31, 2009 was RMB272.3 million. Net cash used in investing activities for the year ended December 31, 2009 was due primarily to (i) deposits paid for the purchase of medical equipment for new centers that amounted to RMB63.0 million, (ii) the purchase of medical equipment for new centers (including the purchase from Chang’an Hospital of the six units of radiotherapy and diagnostic imaging equipment) that amounted to RMB168.8 million, and (iii) the payment of the remaining acquisition consideration for Xing Heng Feng Medical and certain other business of RMB32.0 million.

Net Cash Generated from (Used in) Financing Activities

Net cash generated from financing activities for the year ended December 31, 2011 was RMB41.8 million (US$6.6 million). Net cash generated from financing activities for the year ended December 31, 2011 was due primarily to (a) proceeds from long-term bank borrowings of RMB142.5 million (US$22.6 million) and proceeds from short-term bank borrowings of RMB45.0 million (US$7.1 million), and (b) decrease in restricted cash of RMB91.5 million (US$14.5 million), partially offset by (i) repayment of our short-term bank borrowings of RMB113.0 million (US$18.0 million), and repayment of our long-term borrowings of RMB62.3 million (US$9.9 million), (ii) dividend we paid to ordinary shareholders of RMB55.2 million (US$8.8 million), and (iii) RMB6.9 million (US$1.1 million) used for the repurchase of our ordinary shares pursuant to our share repurchase program.

Net cash used in financing activities for the year ended December 31, 2010 was RMB154.9 million. Net cash used in financing activities for the year ended December 31, 2010 was due primarily to repayment of short-term bank borrowings of RMB143.0 million, repayment of long-term bank borrowings of RMB88.1 million, payment for repurchase of ordinary shares of RMB76.8 million and an increase in restricted cash of RMB113.0 million, which were partially offset by the proceeds from short-term bank borrowing of RMB214.5 million and the proceeds from long-term bank borrowing of RMB55.7 million.

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

Acquisitions and Capital Expenditures

We entered into an agreement in April 2010 to acquire four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd. The acquisition payment was made from cash generated from our operating cash flows. Furthermore, we have acquired 52% of the equity interest in Chang’an CMS International Cancer Center for RMB103.2 million from Chang’an Hospital in July 2010. Chang’an CMS International Cancer Center currently owns part of the land use right and the building in which Chang’an Hospital is currently located. We acquired certain medical equipment located in Chengdu Military Hospital and the related business from a third party for cash consideration of RMB18.0 million (US$2.9 million) in January 2011.

In March 2012, we entered into a purchase agreement through our subsidiaries to acquire 52% of the equity interest in Chang’an Hospital for a total consideration of approximately RMB248.0 million (US$39.4 million). The closing of this acquisition is subject to certain closing conditions and relevant government approvals.

In 2009, 2010 and 2011, our capital expenditures totaled RMB228.7 million, RMB405.0 million and RMB257.6 million (US$40.9 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2011 consisted primarily of deposits paid for purchase of equipment, and decreased by 36.4% as compared to 2010 as we opened less new centers in 2011 compared with 2010. Capital expenditures increased by 77.1% in 2010 as compared to 2009 as we have established 15 more new centers in 2010 as compared to 2009. Our capital expenditures in 2010 included the CCICC acquisition for the total consideration of approximately RMB103.2 million (US$15.6 million). In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we previously managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million, which was fully paid as of December 31, 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five remaining centers in which these six units of equipment are located.

We estimate that our expected aggregate capital expenditures in 2012 will be approximately RMB250 million (US$39.7 million) to RMB275 million (US$43.7 million), which we will use mainly for the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the purchase of medical equipment and for the establishment of our specialty cancer hospitals.

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

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. We will adopt ASU 2011-04 for the fiscal year commencing January 1, 2012. We do not expect that the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

In June 2011, the Financial Accounting Standard Board, or the FASB issued ASU No. 2011-05, Comprehensive Income-Presentation of Comprehensive Income ASU 2011-04. The amendments require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We will adopt ASU 2011-05 for the fiscal year commencing January 1, 2012. Certain disclosure requirement under ASU 2011-05 regarding presentation of reclassification of items out of accumulated other comprehensive income were subsequently superseded by ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. We do not expect that the adoption of ASU 2011-05, as superseded by ASU 2011-12, will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact on our consolidated financial statements.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

Intellectual Property

We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for and obtained the registration of our trademark “Medstar” in October 2009 to protect our corporate name. We also own the rights to 120 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not directly dependent upon any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Company—We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.” As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Total	Less than 1 year	1-3 years	More than 3 years
Short-term debt obligations-principal	15,000	15,000	—	—
Short-term debt obligations-interest	168	168	—	—
Long-term debt obligations-principal	186,179	77,479	108,700	—
Long-term debt obligations-interest	15,349	8,634	6,715	—
Capital lease obligations	5,871	3,582	2,289	—
Operating lease obligations	3,576	3,162	414	—
Purchase obligations	37,779	37,779	—	—

Total	263,922	145,804	118,118	—

Our short- and long-term debt obligations as of December 31, 2011 represent bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2011 had a weighted average interest rate of 6.10% per annum. Our long-term bank borrowing outstanding as of December 31, 2011 had a weighted average interest rate of 6.45% per annum.

As of December 31, 2011, we had RMB15 million (US$2.4 million) in short-term borrowings outstanding and RMB186.2 million (US$29.6 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding.

During the year ended December 31, 2010, we entered into two non-cancellable corporate office operating leases with a lease term of one and three years, respectively. As of December 31, 2011, our operating lease obligation for 2012, 2013 and 2014 was RMB3.2 million (US$0.5 million), RMB0.4 million (US$0.1 million) and nil, respectively.

As of December 31, 2011, we had purchase obligation for certain medical equipment that amounted to RMB37.8 million (US$6.0 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	40	Chairman, chief executive officer
Zheng Cheng	47	Director, president and chief operating officer
Adam Jigang Sun	44	Chief financial officer
Steve Sun	50	Director, Chairman of the Investment Committee
Jing Zhang	47	Chief administrative officer
Yaw Kong Yap	47	Senior vice president
Jie Xin	37	Director
Feng Xiao	39	Director
Frank Ren	47	Director
Elaine Zong	40	Independent director
Denny Lee	43	Independent director
Weibo Yin	80	Independent director

Dr. Jianyu Yang has served as our chairman since November 2011 and has served as our chief executive officer since 2008. He served as a director of our company and president from 2008 to 2011. Prior to joining our company, Dr. Yang served as chief executive officer of Eguard Resource Development Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange in China principally engaged in the provision of comprehensive solutions in recycling, re-use of solid wastes and wastewater since 2003, vice president of Beijing Sound Environmental Group Co. Ltd. from 2002 to 2003, assistant to the general manager of Xiangcai Securities Co., Ltd. from 2000 to 2002, and senior economist at China Agricultural Bank from 1999 to 2000. Dr. Yang received a doctorate degree in economics from Liaoning University in 1999 in China.

Dr. Zheng Cheng has served as co-chairman of the board from 2008 to 2011 and is currently a director. Dr. Cheng has also served as our chief operating officer since 2008 and our president since November 2011. Dr. Cheng was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Dr. Cheng served as division chief of steel products of China National Defense Military Material General Company from 1992 to 1996 and military physician in the Department of Cerebral Surgery of the Beijing Air Force General Hospital from 1986 to 1992 and in the No. 1 Field Clinic of Yunnan Laoshan Frontier in 1986. Dr. Cheng received his bachelor’s degree in clinical neurosurgery from the First Military Medical University of the People’s Liberation Army of China in 1986. Dr. Cheng is a qualified clinical surgeon in China.

Mr. Adam Jigang Sun has served as our chief financial officer since September 2011. Prior to joining our company, Mr. Sun was the chief financial officer of a subsidiary of Asia Pacific Medical Group from January to September 2011. Mr. Sun was the vice president of corporate development of China Ritar Power Corp., a publicly traded battery manufacturer in 2010. Mr. Sun served as the chief financial officer of Shijiazhuang Gongda Chemical Engineering Equipment Co., Ltd. from 2008 to 2010. Mr. Sun co-founded IA Exchange, Inc., a financial advisory firm in 2004, and led the company till 2008. Mr. Sun received his master of business administration degree from the University of Chicago Booth School of Business in 1998 and his bachelor of arts degree in English from China Foreign Affairs College in 1990.

Mr. Steve Sun is a director and the chairman of our investment committee. He served as co-chairman of the board from 2008 to 2011. He was also our chief financial officer from 2009 to 2011. Mr. Sun was a director and the president of Aohua Medical from 2006 to 2008. Prior to joining our company, Mr. Sun served as the chief operating officer of Sunshine 100 Real Estate Group, a Beijing-based real estate company, from 2004 to 2005 and executive vice president of AE Capital Markets Inc., a New York-based investment bank, from 1997 to 2000. Mr. Sun received a master’s degree in business management from the University of Chicago in 1996, a master’s degree in operational research from Xidian University in 1985 and a bachelor’s degree in mathematics from Heilongjiang University in 1983.

Mr. Jing Zhang has served as our chief administrative officer since November 2011. He served as a director and executive president from 2008 to 2011. Mr. Zhang was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Mr. Zhang was in charge of research and development at the Institute of Chemistry of Beijing Timber General Co., Ltd. from 1987 to 1996. Mr. Zhang received a bachelor’s degree in polymer chemistry from the Beijing Institute of Chemical Technology in 1987.

Mr. Yaw Kong Yap has served as a senior vice president since 2008. He served as a director and financial controller of our company from 2008 to 2011. Mr. Yap joined China Medstar in 2005 and served as its chief financial officer prior to our acquisition of China Medstar. Prior to joining China Medstar, Mr. Yap served as the chief executive officer of Advanced Produce Centre Development Pte, Ltd., a Singapore real estate company, from 2003 to 2005, the chief financial officer of Global Fruits Pte Limited from 1999 to 2003, the regional financial controller of America Air Filtration Asia from 1996 to 1998 and the financial controller of Chevalier International (USA) Ltd. from 1991 to 1996. Mr. Yap received a bachelor’s degree from Indiana University of Pennsylvania in the United States in 1990. Mr. Yap was a Certified Public Accountant in the United States.

Mr. Jie Xin has served as a director since November 2011. He was a managing director at CICC Private Equity from 2007 to 2011. Prior to joining CICC Private Equity, he was the director of private equity of Standard Chartered Bank, vice chief representative of Veolia Water China, general manager of Good investment Co. Ltd., associate in the investment banking department of CICC, and marketing specialist of Sun Microsystems. Mr. Xin has 13 years of experience in private equity investment and investment banking. Mr. Xin received a master’s degree in International Economics from Nan Kai University in Tianjin, China in 2005 and a bachelor’s degree in Business Administration from University of Georgia in 1996.

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

Dr. Frank Ren has served as our director since November 2011. He is a founder and has served as the chief executive officer of Shadowfax Asset Management Limited, a Hong Kong based asset management company since 2009. From 2004 to 2008, he was a managing director at China Everbright Asset Management. He also worked as a senior investment manager at Omega Advisor in New York from 1998 to 2000, as a director at Barclays Capital in London from 1997 to 1998, and as a fixed income bond trader at Goldman Sachs & Co. from 1994 to 1997. Dr. Ren received a Ph.D. and a M.B.A. degree from Massachusetts Institute of Technology in 1994 and a bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics in China in 1985. Dr. Ren has served as a Director of the Company from 2008 to 2009.

Ms. Elaine Zong has served as our independent director since 2010. She served as a director of our company from 2008 to 2010. Ms. Zong was a managing director of C.V. Starr Investment Advisors (Asia) Limited, focusing on private equity investments in China, from 2006 to 2010. Ms. Zong served as senior vice president at Deutsche Bank from 2005 to 2006, as vice president at Merrill Lynch from 2001 to 2003, and as an associate in the investment banking division of J.P. Morgan from 1998 to 2001. Ms. Zong received an M.B.A. degree from the University of Chicago in the United States in 1998 and a bachelor’s degree in economics from Fudan University of China in 1992. Ms. Zong is a Chartered Financial Analyst.

Mr. Denny Lee has served as an independent director of our company since December 2009. Mr. Lee is currently a non-executive director of Netease.com, Inc., a company listed on the Nasdaq Global Select Market, and an independent director and chairman of the audit committee of three NYSE listed companies, New Oriental Education & Technology Group Inc., Acorn International, Inc. and Gushan Environmental Energy Limited. Previously, Mr. Lee was the chief financial officer of Netease.com until June 2007 and the financial controller of Netease.com from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. Weibo Yin has served as an independent director since November 2011. He is the Honorary President of Chinese Society of Radiation Oncology and a board member of the International Congress of Radiation Oncology. Dr. Yin has served various positions such as professor emeritus, professor, associate professor and resident doctor in Cancer Hospital of Chinese Academy of Medical Sciences and Peking Union Medical University since 1957. In addition, Dr. Yin has published 155 research papers on radiation oncology, in 32 of which he was the first author. Dr. Yin received his M.D. degree from Peking Union Medical University in 1957.

The address of our directors and executive officers is Concord Medical Services Holdings Limited, 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.

B.	Compensation

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation to all of our directors and our executive officers was RMB2.3 million (US$0.4 million). For share-based compensation, see “—Share Incentive Plans.” We don’t have any amount accrued in 2011 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan upon the adoption of the plan. On November 26, 2011, the board of directors and the shareholders authorized the issuance of additional 5,101,968 ordinary shares under the 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 and 355,884 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors, including 288,700 ordinary shares to Mr. Jianyu Yang, 288,700 ordinary shares to Mr. Zheng Cheng, 264,400 ordinary shares to Mr. Steve Sun, 250,000 ordinary shares to Mr. Jing Zhang, 230,000 ordinary shares to Mr. Yaw Kong Yap, 264,400 ordinary shares to Mr. Boxun Zhang, 130,300 ordinary shares to Mr. Denny Lee and 355,884 ordinary shares to Mr. Jigang Sun, and the remainder to other employees. Such options have an exercise price equal to the price per ordinary share of our initial public offering and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

The following table summarizes, as of December 31, 2011, the outstanding options granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise Price Underlying Outstanding Options (US$/Share)	Grant Date	Expiration Date
Mr. Jianyu Yang	288,700	3.7	November 27, 2009	November 26, 2017
Mr. Zheng Cheng	288,700	3.7	November 27, 2009	November 26, 2017
Mr. Steve Sun	264,400	3.7	November 27, 2009	November 26, 2017
Mr. Jing Zhang	250,000	3.7	November 27, 2009	November 26, 2017
Mr. Yaw Kong Yap	230,000	3.7	November 27, 2009	November 26, 2017
Mr. Denny Lee	130,300	3.7	November 27, 2009	November 26, 2017
Mr. Adam Jigang Sun	355,884	2.2	September 30, 2011	September 30, 2019
Other individuals as group	3,049,300	3.7	November 27, 2009	November 26, 2017

C.	Board Practices

Committees of the Board of Directors

Board of Directors

We currently have 9 directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Denny Lee, Ms. Elaine Zong and Dr. Weibo Yin. Mr. Denny Lee is the chairman of our audit committee. Each of our audit committee members meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has also determined that the simultaneous service by Mr. Denny Lee on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Jie Xin and Mr. Feng Xiao. Mr. Jie Xin is the chairperson of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers. Our employees in our network are generally the operations directors or project managers and the marketing, accounting or administrative personnel of the centers. We had 160, 232 and 472 employees as of December 31, 2009, 2010 and 2011, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2011
	Employees	% of Total
Management	26	5.5
Administration	26	5.5
Financial control	72	15.3
Operation	15	3.2
Marketing	6	1.3
Business development	8	1.7
Centers	319	67.6

Total	472	100.0

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment Agreements.” We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2009, 2010 and 2011 was RMB2.5 million, RMB3.5 million and RMB5.1 million (US$0.8 million), respectively.

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

In accordance with applicable PRC laws and regulations, the Ministry of Health oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice medicine in the sole medical institution where such doctor is registered. Doctors are not permitted to be registered in more than one medical institution. However, doctors may, upon the approval of the medical institution with which they are registered, enter into consulting agreements with third parties to engage in medical practice for another institution. We enter into such consulting contracts with doctors from time to time to provide expert assistance and consultation to our company and our network of centers. In very limited cases, we enter into employment agreements with doctors to work at centers in our network after consulting with our hospital partners where such centers are based. These doctors register their practice with the hospitals in accordance with applicable PRC laws and regulations.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang(3)	4,980,961	3.5
Zheng Cheng(4)	9,005,875	6.4
Steve Sun(5)	4,968,811	3.5
Jing Zhang(6)	2,771,129	2.0
Yaw Kong Yap(7)	656,800	0.5
Jie Xin(8)	7,281,196	5.2
Feng Xiao(9)	26,172,700	18.5
Elaine Zong	—	—
All directors and executive officers as a group	57,028,372	40.3
Principal Shareholders:
Carlyle Entities(10)	26,172,700	18.5
Notable Enterprise Limited(11)	19,716,524	14.0
Starr Investments Cayman II, Inc.(12)	10,418,000	7.4
CZY Investments Limited(13)	8,861,525	6.3
CICC Sun Company Limited(14)	7,177,200	5.1

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report. Percentage of beneficial ownership of each listed person is based on 141,403,597 ordinary shares calculated as 142,353,532 ordinary shares outstanding, less 949,935 ordinary shares in the forms of ADs which have been repurchased by us pursuant to our share repurchase program announced in September 30, 2011, and are pending cancelation, as of the date of this annual report.
(3)	Represents 4,836,611 ordinary shares held by and 144,350 ordinary shares issuable upon excise of share options to Daketala International Investment Holdings Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Yang.
(4)	Represents 8,861,525 ordinary shares held by and 144,350 ordinary shares issuable upon excise of share options to CZY Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Cheng. 2,087,700 of the ordinary shares held by CZY Investment Ltd. have been pledged to certain of our shareholders as security for a loan.
(5)	Represents 4,836,611 ordinary shares held by and 132,200 ordinary shares issuable upon excise of share options to Dragon Image Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Sun.
(6)	Represents 2,646,129 ordinary shares held by and 125,000 ordinary shares issuable upon excise of share options to Thousand Ocean Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.

(7)	Represents 541,800 ordinary shares held by and 115,000 ordinary shares issuable upon excise of share options to Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.
(8)	Represents 7,177,200 and 356,600 ordinary shares held by CICC Sun Company Limited and Perfect Key Holdings Limited, respectively. For a description of the beneficial ownership of our ordinary shares by CICC Sun Company Limited, see Note 14 below. Mr. Xin disclaims beneficial ownership of our ordinary shares held by CICC Sun Company Limited except to the extent of her pecuniary interest in these shares. Perfect Key Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands in which Mr. Xin holds 47.4% beneficial ownership.
(9)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are collectively referred to in this annual report as the Carlyle Entities. For a description of the beneficial ownership of our ordinary shares by the Carlyle Entities, see Note 10 below. Mr. Xiao disclaims beneficial ownership of our ordinary shares held by the Carlyle Entities, except to the extent of his pecuniary interest in these shares.
(10)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.
(11)	Notable Enterprise Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Bona Lau. Ms. Lau is the daughter of Mr. Haifeng Liu, the chairman of Aohua Medical from December 2005 to December 2007 and our director until July 2009. Prior to serving as chairman of Aohua Medical, Mr. Liu was detained in March 2004 by the authorities of Luoyang city, Henan Province, for alleged misappropriation of funds while serving as chairman of a company unrelated to Aohua Medical or us. Mr. Liu was released in June 2005 by the local prosecutor without an indictment due to insufficient evidence. Notable Enterprise Limited was originally owned by Mr. Liu, who irrevocably transferred all of his interest in Notable Enterprise Limited to Ms. Lau in November 2007 for consideration not significantly lower than the then fair market value. At the time of the transfer, Notable Enterprise Limited indirectly held a 44.2% equity interest in OMS. The address of Notable Enterprise Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(12)	Represents 10,418,000 ordinary shares held by Starr Investments Cayman II, Inc. Starr Investments Cayman II, Inc. is ultimately controlled by Starr International Company, Inc. whose voting shareholders (none of whom control 10% or more individually) are Mr. Maurice R. Greenberg, Mr. Edward E. Matthews, Mr. Howard I. Smith, Mr. John J. Roberts, Mr. Houghton Freeman, Mr. Joseph C. H. Johnson, Mr. Cesar Zalamea, Mr. Peter Hammer, Mr. Michael Morrison, Mr. Bertil P. Lundqvist and Ms. Florence Davis. The address of Starr Investments Cayman II, Inc. is Avalon Management Limited, Landmark Square, 64 Earth Close, West Bay Beach, Grand Cayman, KY1-1107, Cayman Islands.
(13)	Represents 8,861,525 ordinary shares held by CZY Investments Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Zheng Cheng. The address of CZY Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(14)	Represents 7,177,200 ordinary shares held by CICC Sun Company Limited. CICC Sun Company Limited is wholly owned by China International Capital Corporation Limited. China International Capital Corporation Limited has ultimate investment and voting power over the shares held by CICC Sun Company Limited. The address of CICC Sun Company Limited is 2/F., Abbott Building, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding our ordinary shares and ADSs held or beneficially owned by persons in the United States, see “Item 9. The Offering and Listing” in this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Non-Interest Bearing Borrowings from Related Parties

China Medstar has, in connection with payments of certain professional fees related to a private placement transaction in 2004, borrowed from Beijing Medstar Hi-Tech Investment Co., Ltd., a company majority owned by Dr. Zheng Cheng, our president and chief operating officer. As of December 31, 2009, 2010 and 2011, the remaining balance was RMB0.2 million, nil and nil, respectively. In addition, in connection with payment of certain fees related to China Medstar’s initial public offering on the AIM, China Medstar has borrowed from Dr. Zheng Cheng. As of December 31, 2009, 2010 and 2011, the remaining balance was RMB1.2 million, nil and nil, respectively. Furthermore, in connection with certain administrative expenses related to China Medstar in 2006 and 2007, China Medstar borrowed from Mr. Yaw Kong Yap, our director and financial controller. As of December 31, 2009, 2010 and 2011, the remaining balance was RMB0.2 million, nil and nil, respectively. These loans are unsecured, interest-free and repayable on demand and are all based on oral agreements between the parties.

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

Legal and Administrative Proceedings

On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. We are currently assessing the validity and the potential impact of the claim filed against us. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 0.9%, 0.8% and 0.6% of our total net revenues in 2009, 2010, and 2011 respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. On April 12, 2010, Our Medical New Technology filed a petition with the Patent Reexamination Board of the State Intellectual Property Office challenging the validity of the patent in question. In February 2011, the Patent Reexamination Board issued a decision nullifying the patent in question in whole. The decision of the Patent Reexamination Board was then appealed at the No.1 Beijing Appellate Court, which made the administrative judgment to affirm the review decision of the Patent Reexamination Board in March 2012. We do not currently believe that this claim would result in a material adverse effect on our business, financial condition or results of operations.

We are not currently involved in any other material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

On July 26, 2011, our board of directors declared a special dividend of US$0.06 per ordinary share (or US$0.18 per ADS) on our outstanding ordinary shares. The total expense for the special dividend was US$8.8 million, based on the 142,353,532 ordinary shares that were outstanding as of July 28, 2010. We paid the dividends on September 30, 2011, to shareholders of record at the close of business on August 31, 2011.

Going forward, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay further dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

If we pay any further dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 23, 2012 was US$3.78 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2009 (from December 11)	8.82	8.51
2010	10.42	5.50
2011	7.58	2.96
Quarterly:
2010
First quarter	10.42	6.81
Second quarter	7.43	5.50
Third quarter	7.41	5.50
Fourth quarter	7.79	6.70
2011
First quarter	7.58	5.06
Second quarter	5.86	3.91
Third quarter	4.27	3.16
Fourth quarter	3.80	2.96
Monthly:
2011
October	3.63	3.02
November	3.73	3.33
December	3.49	3.04
2012
January	3.75	3.28
February	4.05	3.65
March	4.12	3.45
April (through April 24)	3.90	3.76

As of March 31, 2012, a total of 19,023,410 ADSs representing 57,070,230 ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The new EIT law and its implementation regulation impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “effective management organizations” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “effective management organizations” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC tax resident enterprise. We do not currently consider our company to be a PRC tax resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC tax resident enterprise, we may be subject to a 25% enterprise income tax on our global income.

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the EIT Law. Under the EIT law, Notice 112, which was issued on January 29, 2008 and the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as PRC tax resident enterprise. Accordingly dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2012, and we do not expect to become one in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2011, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB8.0 million (US$1.3 million) in our total cash position.

The functional currency of our company and our subsidiaries, including Ascendium, CMS Holdings, OMS, Cyber Medical, China Medstar, King Cheers Holding Limited, Medstar Overseas Ltd, US Proton Therapy Holdings Limited (BVI), and US Proton Therapy Holdings Limited (Delaware) is the U.S. dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2011, our short-term and long-term bank borrowings, all of which were denominated in Renminbi, had a weighted average interest rate of 6.71% per annum and 6.34% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2011, a 10% change in the interest rates would result in an increase or decrease of RMB0.6 million (US$0.1 million) of our total amount of interest expense for the year ended December 31, 2011. Based on our outstanding interest earning instruments during the year ended December 31, 2011, a 10% change in the interest rates would result in an increase or decrease of approximately RMB1.3 million (US$0.2 million) in our total amount of interest income for the year ended December 31, 2011.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7% in 2009, 3.3% in 2010 and 5.4% in 2011. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of nil and US$213,689 in 2010 and 2011, respectively.

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

As of December 31, 2011, approximately US$72.2 million of the net proceeds from our public offerings has been used for capital expenditures, approximately US$26.3 million has been used for general corporate purposes, and approximately US$21.8 million of the net proceeds from our public offerings had not yet been used. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation with the participation of our management, including our Chief Executive Offer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation, our management has concluded that, as of December 31, 2011, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a system designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of management’s evaluation of our internal control over financial reporting, our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming, or Ernst & Young, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

In order to remediate the material weaknesses disclosed in our 2010 Form 20-F, during 2011 we have undertaken a number of measures, including (i) hiring additional qualified professionals, including a financial controller with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirements of U.S. GAAP and financial reporting disclosure under the requirements of SEC rules, (ii) providing additional training to our accounting and finance department personnel, including areas of new and emerging accounting standards, and (iii) enhancing our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department personnel in addressing significant accounting issues and preparing our financial statements so that they are in compliance with U.S. GAAP and SEC requirements.

We have taken additional measures to enhance our internal controls over financial reporting in 2011, including (i) hiring a director and a senior manager of internal audit with requisite experience in Section 404 requirements of the Sarbanes-Oxley Act, (ii) developing an internal audit function in which the personnel has worked with external consultant during the year in performing the assessment and evaluation and providing remediation advise to continue enhancing the Company’s internal control over financial reporting, and (iii) continuing to develop and enhance our internal policies and procedures relating to internal controls over financial reporting.

Except as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our independent registered public accounting firm. We did not pay any other fees to Ernst & Young during the periods indicated below.

	2009	For the Year Ended
		December 31,
		2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	7,031	7,909	8,664	1,377

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements. Fees billed and incurred during fiscal 2009 also include other professional services rendered in conjunction with our initial public offering.

The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by Ernst & Young.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2011, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$20 million worth of our outstanding ADSs. From the inception of the program to December 31, 2011, we have purchased 316,645 ADSs, or 949,935 common shares, through open-market transactions for an aggregate consideration of approximately US$1,087,299 including transaction fees.

The following table sets forth certain information related to purchases made by us of our ADSs under the program in 2011:

Period	Total number of ADSs purchased	Average price paid per ADS(1)	Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under program
		US$		US$
				(in thousands)
October 2011	83,547	3.36	83,547	19,717
November 2011	104,841	3.61	188,388	19,335
December 2011	128,257	3.34	316,645	18,903
January 2012	225,372	3.61	542,017	18,083
February 2012	133,869	3.88	675,886	17,561
March 2012	213,792	3.87	889,678	16,727

(1)	Average price paid per ADS represents the execution price for each repurchase, excluding transaction fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that:

•	we have established a compensation committee;

•	we will seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans;

•	we have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees; and

•	we have an audit committee with three independent directors,

As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2009, 2010 and 2011

•	Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2010 and 2011 for Concord Medical Services Holdings Limited

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2009, 2010 and 2011

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 27, 2009)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: April 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Medical Services Holdings Limited at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Beijing, the People’s Republic of China
April 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited Concord Medical Services Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Concord Medical Services Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Concord Medical Services Holdings Limited as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of Concord Medical Services Holdings Limited and our report dated April 25, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Beijing, the People’s Republic of China
April 25, 2012

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2010	2011	2011
		RMB	RMB	US$
ASSETS
Current assets:
Cash		535,783	219,078	34,808
Restricted cash, current portion	5	102,873	2,512	399
Held-to-maturity securities	6	—	100,466	15,962
Time deposits with original maturities exceeding three months	7	—	50,372	8,003
Notes receivable		900	—	—
Accounts receivable (net of allowance of RMB1,431 and RMB16,057 (US$2,551) as of December 31, 2010 and 2011, respectively)	8	169,389	244,189	38,798
Prepayments and other current assets	9	74,469	61,630	9,792
Net investment in direct financing leases, current portion	14	19,498	49,821	7,916
Deferred tax assets, current portion	22	1,504	5,589	888

Total current assets		904,416	733,657	116,566

Non-current assets:
Property, plant and equipment, net	10	907,336	1,068,703	169,800
Goodwill	12	300,163	—	—
Acquired intangible assets, net	12	146,113	129,018	20,499
Deposits for non-current assets (net of reserve of RMB2,513 and RMB23,192 (US$3,685) as of December 31, 2010 and 2011, respectively)	13	222,019	207,287	32,935
Net investment in direct financing leases, non-current portion	14	66,356	97,262	15,453
Deferred tax assets, non-current portion	22	21,869	20,866	3,315
Equity method investments		—	540	86
Other non-current assets	15	51,867	86,731	13,780
Restricted cash, non-current portion	5	14,792	22,012	3,497
Prepaid land lease payments	11	28,113	27,370	4,349

Total non-current assets		1,758,628	1,659,789	263,714

Total assets		2,663,044	2,393,446	380,280

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	16	83,000	15,000	2,383
Long-term bank borrowings, current portion	16	60,906	77,479	12,310
Accounts payable		10,332	2,170	345
Accrual for purchase of property, plant and equipment		10,404	13,294	2,112
Obligations under capital leases, current portion	18	3,582	3,582	569
Accrued expenses and other liabilities	17	49,935	59,097	9,390
Income tax payable	22	25,401	20,936	3,326
Deferred revenue, current portion		11,520	13,115	2,084
Contingent business acquisition consideration	4	14,072	11,999	1,906

Total current liabilities		269,152	216,672	34,425

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2010	2011	2011
		RMB	RMB	US$
Non-current liabilities:
Long-term bank borrowings, non-current portion	16	45,089	108,700	17,271
Deferred revenue, non-current portion		9,081	6,839	1,087
Obligations under capital leases, non-current portion	18	5,325	2,289	364
Lease deposits		5,110	2,000	318
Deferred tax liabilities, non-current portion	22	27,452	18,850	2,995

Total non-current liabilities		92,057	138,678	22,035

Total liabilities		361,209	355,350	56,460

Commitments and contingencies	26
Equity:
Ordinary shares (par value of US$0.0001 per share; authorized—450,000,000 shares; issued and outstanding—142,353,532 shares at December 31, 2010 and 2011)	20	105	105	17
Treasury stock		—	(1)	—
Additional paid-in capital		2,604,704	2,551,877	405,452
Accumulated other comprehensive loss		(14,835)	(17,595)	(2,796)
Accumulated deficit		(384,883)	(599,886)	(95,313)

Total Concord Medical Services Holdings Limited shareholders’ equity		2,205,091	1,934,500	307,360
Non-controlling interests		96,744	103,596	16,460

Total equity		2,301,835	2,038,096	323,820

Total liabilities and equity		2,663,044	2,393,446	380,280

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data )

		For the Years Ended December 31
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges :
Lease and management services		260,162	349,248	380,457	60,449
Management services		28,739	22,805	33,584	5,336
Other, net		3,535	17,471	36,084	5,733

Total net revenues		292,436	389,524	450,125	71,518
Cost of revenues:
Lease and management services		(60,937)	(93,771)	(131,710)	(20,927)
Amortization of acquired intangibles		(26,493)	(26,488)	(25,058)	(3,981)
Management services		(131)	(2,441)	(2,648)	(421)

Total cost of revenues		(87,561)	(122,700)	(159,416)	(25,329)
Gross profit		204,875	266,824	290,709	46,189
Operating expenses:
Selling expenses		(7,675)	(17,150)	(37,453)	(5,951)
General and administrative expenses		(29,821)	(66,789)	(80,628)	(12,810)
Asset impairment	12	—	(3,219)	(333,934)	(53,057)

Total operating expenses		(37,496)	(87,158)	(452,015)	(71,818)

Operating income (loss)		167,379	179,666	(161,306)	(25,629)
Interest expense (including related party amounts of RMB55, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively)	24	(6,891)	(7,448)	(6,454)	(1,025)
Foreign exchange losses, net		(213)	(5,436)	(10,975)	(1,744)
Gain from disposal of property, plant and equipment		—	543	—	—
Interest income		948	7,865	13,357	2,122
Other (expense) income		—	(399)	346	55

Income (loss) before income taxes		161,223	174,791	(165,032)	(26,221)
Income tax expenses	22	(36,396)	(43,873)	(46,320)	(7,360)

Net income (loss)		124,827	130,918	(211,352)	(33,581)

Accretion of Series A contingently redeemable convertible preferred shares	19	(30,050)	—	—	—
Accretion of Series B contingently redeemable convertible preferred shares	19	(48,359)	—	—	—
Net income attributable to non-controlling interests		—	1,518	3,651	580
Net income (loss) attributable to ordinary shareholders		46,418	129,400	(215,003)	(34,161)

Income (loss) per share
Basic/Diluted	28	0.62	0.89	(1.51)	(0.24)

Weighted average number of ordinary shares outstanding:
Basic/Diluted	28	74,648,779	146,040,594	142,251,454	142,251,454

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	124,827	130,918	(211,352)	(33,580)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Share-based compensation	1,006	9,571	9,234	1,467
Imputed interest on amounts due to related parties (note 24)	55	—	—	—
Depreciation of property, plant and equipment	51,681	82,889	94,837	15,068
Amortization of acquired intangible assets	26,493	26,488	25,058	3,981
Amortization of prepaid land lease payments	—	310	743	118
Gain on disposal of property, plant and equipment	—	(543)	—	—
Deferred tax benefits	(2,330)	(3,634)	(11,684)	(1,856)
Allowance for doubtful accounts	2,402	(569)	14,626	2,324
Asset impairment	—	3,219	333,934	53,057
Change in fair value of contingent business acquisition consideration	—	536	232	37
Changes in assets and liabilities, net of effects of acquisitions:
(Increase) decrease in notes receivable	—	(900)	900	143
Increase in accounts receivable	(20,958)	(57,492)	(94,723)	(15,050)
(Increase) decrease in prepayments and other current assets	(43,012)	33,742	8,019	1,274
Decrease (increase) in deposits for non-current assets	585	(40,680)	(35,209)	(5,594)
Increase (decrease) in accounts payable	18	573	(8,162)	(1,297)
Increase in accrued expenses and other liabilities	3,586	1,443	9,163	1,456
(Decrease) increase in deferred revenue	(3,856)	5,012	(649)	(103)
(Decrease) increase in lease deposits	(2,215)	4,110	6,600	1,049
(Decrease) increase in income tax payable	(2,399)	10,759	(4,465)	(709)
Increase in prepaid land lease payments	—	(14,780)	—	—

Net cash generated from operating activities	135,883	190,972	137,102	21,785

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held-to-maturity securities	—	—	(100,466)	(15,962)
Time deposits placed with banks	—	—	(50,372)	(8,003)
Receipts under arrangements with Chang’an Hospital (note 29)	—	15,007	—	—
Payments under arrangements with Chang’an Hospital (note 29)	(11,800)	(12,000)	(3,000)	(477)
Investment in equity investees	—	—	(540)	(86)
Acquisitions, net of cash acquired (note 4)	(32,205)	(45,000)	(20,305)	(3,226)
Acquisition of property, plant and equipment	(106,984)	(111,124)	(18,319)	(2,911)
Deposits for the purchase of non-current assets	(121,755)	(293,905)	(239,247)	(38,013)
Proceeds from disposal of property, plant and equipment	475	3,408	—	—
Net investment in direct financing leases	—	(100,841)	(74,108)	(11,775)
Proceeds from principal portion of direct financing leases	—	14,987	11,490	1,826

Net cash used in investing activities	(272,269)	(529,468)	(494,867)	(78,627)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from initial public offering (net of underwriter commissions of RMB63,088 and issuance cost of RMB17,296 for the year ended December 31, 2009)	820,872	—	—	—
Proceeds from short-term bank borrowings	19,000	214,500	45,000	7,150
Proceeds from long-term bank borrowings	135,580	55,710	142,500	22,641
Repayment of obligations under capital leases	(3,719)	(2,749)	(3,036)	(482)
Repayment of long-term bank borrowings	(89,138)	(88,117)	(62,316)	(9,901)
Repayment of short-term bank borrowings	(28,300)	(143,000)	(113,000)	(17,954)
(Increase) decrease in restricted cash	(4,714)	(112,951)	91,498	14,538
Dividends paid to preferred shareholders	(10,867)	—	—	—
Dividends paid to ordinary shareholders	(16,338)	—	(55,151)	(8,763)
Decrease in amounts due to related parties	(2,000)	(1,546)	—	—
Repurchase of ordinary shares	—	(76,780)	(6,911)	(1,098)
Contributions from non-controlling interests	—	—	3,201	509
Others	(530)	—	—	—

Net cash generated from (used in) financing activities	819,846	(154,933)	41,785	6,640

Exchange rate effect on cash	(212)	(8,027)	(725)	(117)
Net increase (decrease) in cash	683,248	(501,456)	(316,705)	(50,319)
Cash at beginning of year	353,991	1,037,239	535,783	85,127

Cash at end of year	1,037,239	535,783	219,078	34,808

Supplemental schedule of cash flows information:
Income tax paid	(37,740)	(36,187)	(58,024)	(9,219)
Interest paid	(5,371)	(3,338)	(6,454)	(1,025)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	153,153	181,273	236,487	37,574
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	17,137	—	2,890	459
Conversion of Series A and Series B contingently redeemable convertible preferred shares to ordinary shares upon initial public offering	704,276	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	70,428,100	55	1,113,150	(3,822)	(544,363)	565,020
Comprehensive income
Net income for the year	—	—	—	—	124,827	124,827
Foreign currency translation adjustments	—	—	—	(165)	—	(165)

Total comprehensive income	—	—	—	—	—	124,662
Imputed interest on related parties’ loan	—	—	55	—	—	55
Accretion of Series A convertible contingently redeemable preferred shares	—	—	—	—	(30,050)	(30,050)
Accretion of Series B convertible contingently redeemable preferred shares	—	—	—	—	(48,359)	(48,359)
Dividends to shareholders	—	—	—	—	(16,338)	(16,338)
Initial public offering of ordinary shares	36,000,000	25	813,938	—	—	813,963
Conversion of Series A contingently redeemable convertible preferred shares to ordinary shares	17,694,200	12	286,421	—	—	286,433
Conversion of Series B contingently redeemable convertible preferred shares to ordinary shares	23,333,200	16	457,340	—	—	457,356
Share-based compensation	—	—	1,006	—	—	1,006

Balance as of December 31,2009	147,455,500	108	2,671,910	(3,987)	(514,283)	2,153,748

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total	Non-controlling interest	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	147,455,500	108	—	2,671,910	(3,987)	(514,283)	2,153,748	—	2,153,748
Comprehensive income
Net income for the year	—	—	—	—	—	129,400	129,400	1,518	130,918
Foreign currency translation adjustments	—	—	—	—	(10,848)	—	(10,848)	—	(10,848)

Total comprehensive income	—	—	—	—	—	—	118,552	1,518	120,070
Share-based compensation	—	—	—	9,571	—	—	9,571	—	9,571
Share repurchase	(5,101,968)	(3)	—	(76,777)	—	—	(76,780)	—	(76,780)
Purchase of CCICC (note 4)	—	—	—	—	—	—	—	95,226	95,226

Balance as of December 31, 2010	142,353,532	105	—	2,604,704	(14,835)	(384,883)	2,205,091	96,744	2,301,835

Comprehensive loss
Net loss for the year	—	—	—	—	—	(215,003)	(215,003)	3,651	(211,352)
Foreign currency translation adjustments	—	—	—	—	(2,760)	—	(2,760)	—	(2,760)

Total comprehensive loss	—	—	—	—	—	—	(217,763)	3,651	(214,112)
Share-based compensation	—	—	—	9,234	—	—	9,234	—	9,234
Share repurchase	—	—	(1)	(6,910)	—	—	(6,911)	—	(6,911)
Dividends	—	—	—	(55,151)	—	—	(55,151)	—	(55,151)
Contributions by non-controlling interest of GZ Proton (note 1)	—	—	—	—	—	—	—	3,201	3,201

Balance as of December 31,2011	142,353,532	105	(1)	2,551,877	(17,595)	(599,886)	1,934,500	103,596	2,038,096

Balance as of December 31, 2011 (US$)	—	17	—	405,452	(2,796)	(95,313)	307,360	16,460	323,820

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, including Ascendium Group Limited (“Ascendium”), China Medical Services (Holdings) Limited (“CMS Holdings”), Our Medical Services Limited (“OMS”), China Medstar Pte. Limited (“China Medstar”), Cyber Medical Networks Limited (“Cyber”), King Cheers Holdings Limited (“King Cheers”), Medstar Overseas Limited, US Proton Therapy Holdings Limited (“Proton BVI”), US Proton Therapy Holdings Limited (US Proton), CMS Hospital Management Co., Ltd. (“CHM”), Shenzhen Aohua Medical Services Co., Ltd (“AMS”), Shenzhen Aohua Medical Leasing & Services Limited (“AML”), Medstar (Shanghai) Leasing Co., Ltd. (“MSC”), Beijing Xing HengFeng Medical Technology Co., Ltd. (“XHF”), Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“TKM”), Shenzhen Lingdun Medical Investment & Management Co., Ltd. (“XLD”), Xi’AnWanjiehuaxiang Medical Technology Development Co., Ltd. (“CCICC”), and Guangzhou South Taihe Medical Technology Co. Ltd.(“GZ Proton”). The Company and its subsidiaries are collectively referred to as the “Group”.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment and the provision of management services to hospitals located in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2011 are as follows:

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Ascendium	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
OMS	August 22, 1996	BVI	100%	Investment holding
Medstar Overseas Limited	September 22, 2011	BVI	100%	Investment holding
Proton BVI	May 16, 2011	BVI	100%	Investment holding
US Proton	June 29, 2011	U.S.A	100%	Investment holding
China Medstar	August 8, 2003	Singapore	100%	Investment holding
Cyber	May 26, 2006	Hong Kong	100%	Investment holding
CMS Holdings	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers	May 18, 2001	Hong Kong	100%	Investment holding
AMS	July 23, 1997	PRC	100%	Leasing of medical equipment and provision of management services
AML	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
MSC	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
CHM	July 23, 2008	PRC	100%	Provision of management services
XHF	July 26, 2007	PRC	100%	Provision of management services
TKM	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
CCICC	July 06, 2010	PRC	52%	Medical care co-operation with hospital
XLD	August 25, 2010	PRC	100%	Leasing of medical equipment
GZ Proton	June 29, 2011	PRC	90%	Medical technology research and development, and provision of management and consultant services.

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

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Ascendium is a limited liability company that was incorporated in the BVI on September 10, 2007. The Reorganization agreement provided that Ascendium (a shell company owned by a nominee shareholder prior to the Reorganization), upon completion of the Reorganization, be owned by a group of individuals (“Ascendium’s shareholders”), who as a group are substantively different than the shareholders of the IIHC (IIHC directly owned 100% of OMS prior to October 30, 2007). In accordance with the Reorganization agreement, Ascendium’s shareholders acquired 100% ownership in OMS in exchange for issuing Ascendium shares to a portion of the IIHC shareholders. The agreement also provided for the settlement of certain unspecified obligations amongst the IIHC shareholders and IIHC. The majority of Ascendium’s shareholdings was acquired by a number of indirect shareholders of OMS, however because there was no controlling shareholder and the differences in shareholders is substantive, Ascendium accounted for the acquisition of 100% of OMS. The aggregate purchase price for the acquisition on October 30, 2007 was determined to be RMB393,435, which represents the fair value of the Ascendium shares issued as consideration.

The Company was incorporated under the law of the Cayman Islands on November 27, 2007. On March 7, 2008, all the then existing shareholders of Ascendium exchanged their respective shares of Ascendium for shares of the Company at a ratio of 10 shares in the Company in return for each share in Ascendium. As a result, Ascendium became the wholly-owned subsidiary of the Company.

On July 31, 2008, the Group acquired 100% of the equity interest in China Medstar. On October 28, 2008, the Group consummated 100% of the equity interest in XHF. The acquisitions were accounted for using the purchase method of accounting pursuant to ASC 805, Business Combinations. The acquired assets and liabilities of China Medstar and XHF were recorded at estimated fair values on their respective acquisition dates.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

On December 16, 2009, the Company completed its initial public offering of 12,000,000 American Depositary Shares (“ADSs”) at US$ 11.0 per ADS. Each ADS comprises three ordinary shares of the Company. The net proceeds to the Company from the offering amounted to approximately RMB 813,938 (US$119,211), net of underwriter commission and issuance costs paid and payable.

On April 22, 2010, the Group acquired 100% of the equity interest in TKM. The acquisition was accounted for using the purchase method of accounting pursuant to ASC 805, Business Combinations. The acquired assets and liabilities of TKM were recorded at estimated fair values on their respective acquisition dates.

On July 6, 2010, the Group acquired 52% of the equity interest in CCICC from Chang’an Hospital Co. Ltd. (“Chang’an”), in accordance with the framework agreement entered into in 2008. The transaction was accounted for as an acquisition of assets pursuant to ASC 805, Business Combinations, as the assets acquired did not constitute a business.

XLD was set up as a 100% owned subsidiary by AML and CHM, with ownership of 90% and 10%, respectively, on August 25, 2010, for purpose of expanding the Group’s medical equipment leasing business.

Medstar Overseas was incorporated in the BVI on September 22, 2011. Proton BVI was incorporated in the BVI on May 16, 2011. US Proton was incorporated in the State of Delaware, U.S.A. on June 29, 2011. These companies are investment holding companies and have no business operation of their own.

GZ Proton was incorporated by the Group and a third party on June 29, 2011, for purposes of expanding the Group’s business area of medical technology research and development, and provision of management and consultant services. The Group holds 90% equity interest in GZ Proton. GZ Proton has been dormant since incorporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, contingent business acquisition consideration, revenue recognition, allowance for doubtful accounts, asset impairment, useful lives of property, plant and equipment and acquired intangible assets, realization of deferred tax assets, share-based compensation expense, and the valuation of the Company’s acquired tangible and intangible assets and liabilities and ordinary shares and Series A and B contingently redeemable convertible preferred shares. Actual results could materially differ from those estimates.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. The functional currency of the Company and its subsidiaries, Ascendium, CMS Holdings, OMS, Cyber, China Medstar, King Cheers, Medstar Overseas, Proton BVI and US Proton is the United States dollar (“US$”).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2939 to US$1.00 on December 30, 2011 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash

Cash includes cash deposits with original maturities of less than three months, which are unrestricted as to withdrawal and use.

Restricted cash

Short-term and long-term restricted cash represents collateral required to be maintained pursuant to contractual financing arrangements the Group has entered into with certain financial institutions (see note 5).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity method investments

Investments in less-than-majority-owned investees over which the Group has significant influence are accounted for under the equity method, which requires equity investments be carried at original cost adjusted for the proportionate share of the investees’ income, losses and distributions. The Group assesses the carrying value of equity investments when an indicator of a loss in value is present and records a loss in value of the investment when the assessment indicates that an other-than-temporary decline in the investment exists. In October, 2011, the Group incorporated Xi’an Jiangyuan Andike Ltd. (“Xi’an Jiangyuan”) with other investors and held 27% of the equity interest in Xi’an Jiangyuan. The principal business of Xi’an Jiangyuan is production of radioactive pharmaceuticals and development of Cyclotron ancillary equipments. The results of Xi’an Jiangyuan from the date of incorporation till December 31, 2011 were immaterial to the consolidated financial statements of the Group.

Held-to-maturity securities

The Group accounts for its investments in accordance with ASC 320, Investments-Debt and Equity Securities (“ASC 320”). According to ASC 320, the investments in debt securities are accounted for as either “held-to-maturity”, “trading” or “available-for-sale”.

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of operations. No impairment loss was recognized on the held-to-maturity securities for any of years presented.

Time deposits with original maturities exceeding three months

Time deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months, but less than one year.

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

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease obligations

In accordance with ASC 840, Leases (“ASC 840”), leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capital lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out under the plant and equipment section of this note.

Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

Net investment in direct financing leases

Net investment in direct financing leases represents leases of medical equipment arising from sale and leaseback transactions. For leases where the Group is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the leases obligations section of this note, the collectability of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Group under the lease.

The net investment in the direct financing leases consists of the minimum lease payments, net of executory costs and profits thereon, unguaranteed residual value, accruing to the benefit of the Group and initial direct costs less unearned income. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and financing lease income based on the effective interest method so as to produce a constant rate of return on the balance of the net investment in the lease. The leased property is collateralized against the lease payments and is transferred to the lessee upon the maturity of the lease. There are no executory costs and profits thereon and unguaranteed residual value with respect to such leased equipment for the periods presented.

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

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment, net (continued)

*	The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 6-20 years.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2009, 2010 and 2011 amounted to RMB1,310, RMB2,517 and RMB724 (US$115), respectively.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill and acquisition related intangible assets outstanding at December 31, 2009, 2010 and 2011 were related to the Company’s Reorganization, the acquisition of China Medstar, XHF and other businesses (see notes 1). In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

The goodwill testing utilizes a two-step impairment analysis, whereby the Group compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Group recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

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

Prepaid land lease payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight line basis over the terms of the land use rights agreement, which is 38 years.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets and acquired intangibles

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices.

Treasury stock

The Company has share repurchase programs where the shares are acquired and subsequently cancelled. Cost of the Company’s shares acquired is treated as a deduction from shareholders’ equity. Any excess purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, including cash, time deposits with original maturities exceeding three months, held-to-maturity securities, notes receivable, accounts receivable, accounts payable, and other liabilities approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings bear interest at floating rates and therefore approximate the fair value of these obligations as at December 31, 2010 and 2011.

Revenue recognition

The majority of the Group’s revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with the Group. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenues arising from sales of medical equipment and render of services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met.

The Group is subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services except for that disclosed in note 22. The Group has recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the years ended December 31, 2009, 2010 and 2011 are approximately RMB10,771, RMB17,511 and RMB23,196 (US$3,685), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees are also deferred and will be recognized only upon recognition of the deferred revenue.

(1)	Lease and management services

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

Pursuant to ASC 840, the Group determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

ASC 840 is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 is applied to other elements of the arrangement not within the scope of ASC 840.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(1)	Lease and management services (continued)

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

(2)	Management services

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

(3)	Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition, the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2009, 2010 and 2011, the Company had medical equipment sales, of RMB2,675, RMB3,475 and RMB1,635 (US$260), net of 17% value-added tax of approximately RMB1,519, RMB1,244 and RMB647 (US$103) taxes, respectively. Revenue derived from medical equipment sales is recorded as other revenue in the consolidated statements of operations.

(4)	Trial operations of CCICC

Pursuant to the supplemental agreement entered into between the Group and Chang’an (see note 29), CCICC recognized other revenue amounting to RMB8,254 and RMB 23,742 (US$3,772), respectively, for the years ended December 31, 2010 and 2011 in relation to the operations of the oncology center of Chang’an during the trial period from July 1, 2010 to December 31, 2011, respectively.

(5)	Direct financing lease income

Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2009, 2010 and 2011, the Company had financing lease income of nil, RMB5,147 and RMB9,224 (US$1,466), net of taxes, respectively. Income derived from direct financing leases is recorded as other revenue in the consolidated statements of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Revenue

Cost of revenues primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salary cost and material cost of disposal medical supplies.

(1)	Cost relating to lease and management service arrangement

The cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policy. The costs of the management service component are recognized as an expense as incurred.

(2)	Cost of management services

Costs of management services mainly include the labor costs of technicians and management staff as well as related medical consumables.

(3)	Cost of equipment sales

Cost of equipment sales, recorded net against the related revenue, includes the cost of the equipment purchased and other direct costs involved in the equipment sales.

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of operations. For the years ended December 31, 2009, 2010 and 2011, the advertising expenses were approximately nil, RMB377 and RMB6,917 (US$1,099), respectively.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Group adopted ASC 740, Income Taxes, which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax positions which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Group’s employees participate in the Company’s share-based scheme which is discussed in more details under note 23. Share-based awards granted to employees are accounted for under ASC subtopic 718, Compensation-Stock Compensation (“ASC 718”).

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (loss) per share

Income (loss) per share is computed in accordance with ASC 260, Earnings Per Share. Basic income (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the contingently redeemable convertible preferred shares are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis when the impact is dilutive. The dilutive effect of outstanding share-based awards is reflected in the diluted income (loss) per share by application of the treasury stock method. Two-Class Method prescribed under ASC 260, Earnings Per Share, is used to calculate income (loss) per share data for preferred shares that are participating securities in the event the Group has reportable net income.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the statement of changes in shareholders’ equity.

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to the Company’s consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Company does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect that the adoption of ASU 2011-08 will have a material impact to the Company’s consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, accounts receivable and advances made to suppliers and hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2011, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

Concentration of credit risk (continued)

Accounts receivable are typically unsecured and are derived from revenue earned from hospitals in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of medical equipment. As a percentage of total advances, the top five suppliers accounted for 71% and 85% as of December 31, 2010 and 2011, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to advances made to hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 33%, 32% and 33% for the years ended December 31, 2009, 2010 and 2011, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees received based on variables the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 69%, 55% and 82% of total medical equipment purchases of the Group for the years ended December 31, 2009, 2010 and 2011, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

except for number of shares and per share data)

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

For the year ended December 31, 2011

Acquisition of a medical center in Chengdu Military Hospital

In order to expand the Group’s network in cancer radiotherapy and diagnosis, on January 10, 2011, the Group acquired certain medical equipment and the related business located in Chengdu Military Hospital (“CD hospital”) in Chengdu, PRC from a third party for a cash consideration of RMB18,000 (US$2,860). These acquired assets and activities were considered to constitute businesses in accordance with ASC 805, Business Combinations (“ASC 805”).

The Group, with the assistance of an independent appraiser, determined the fair value of the acquired intangible assets to be approximately RMB7,963. The Company amortizes acquisition related intangible assets on a straight basis over their estimated economic lives.

Unaudited pro forma consolidated financial information has not been provided due to the overall insignificance of the acquisition relative to the Company’s results of operations and financial condition. The results of the operations have been included in the Company’s consolidated financial statements since consummation of the acquisition.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

4.	ACQUISITIONS (continued)

For the year ended December 31, 2011 (continued)

Acquisition of a medical center in Chengdu Military Hospital (continued)

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of an independent appraiser. The purchase price was allocated to net assets acquired at estimated fair value as follows:

RMB
Current assets	3,465
Property, plant and equipment	6,600
Contract with hospitals	7,963
Deferred tax assets	1,984
Deferred tax liabilities	(2,012)

Total purchase price allocated	18,000

Cash consideration	18,000

For the year ended December 31, 2010

Acquisition of TKM

TKM was established in Tianjin, the PRC, on November 16, 2007 as a limited liability company. The registered and paid-in capital of TKM amounted to RMB5,000. Similarly, TKM is principally engaged in the provision of leasing of medical equipment and management services. On April 22, 2010, the Group consummated 100% of the equity interest of TKM for RMB42,000 and contingent consideration of up to RMB18,000 based on the achievement of pre-determined net profit and accumulated net profit targets of the existing contracts entered into by TKM up to March 2013. The acquisition of TKM was designed to strengthen the Group’s presence in northern China, an important market for the Group’s business.

The contingent consideration has been recorded at its present value of RMB16,536 at the date of acquisition, and subsequently remeasured to fair value at each reporting date until the contingency is resolved, with changes in fair value recognized in the consolidated statement of operations. As at December 31, 2010 and 2011, RMB14,072 and RMB 11,999 (US$1,906) was recorded in “Contingent business acquisition consideration”, respectively.

The Group, with the assistance of an independent appraiser, determined the fair value of the acquired intangible assets to be approximately RMB22,579. The Company amortizes acquisition related intangible assets on a straight basis over their estimated economic lives.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

4.	ACQUISITIONS (continued)

For the year ended December 31, 2010 (continued)

Acquisition of TKM (continued)

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of an independent appraiser. The purchase price was allocated to net assets acquired at estimated fair value as follows:

RMB
Current assets	4
Property, plant and equipment	41,217
Contract with hospitals	22,579
Deferred tax assets	381
Deferred tax liabilities	(5,645)

Total purchase price allocated	58,536

Including: cash consideration	42,000
fair value of contingent consideration	16,536

Acquisition of CCICC

CCICC was established in Xi’an, the PRC on March 2, 2009 as a limited liability company. The registered and paid-in capital of CCICC amounted to RMB150,000. On July 6, 2010, the Group consummated 52% of the equity interest of CCICC for total consideration of approximately RMB103,181. The transaction was accounted for as an acquisition of assets pursuant to ASC 805, given the assets acquired consisted mainly of a building and prepaid land lease payments and did not constitute a business. The carrying value of the acquired assets were allocated based on their relative fair value, and subsequently depreciated or amortized over the straight line method over their respective estimated economic lives.

5.	RESTRICTED CASH

Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements. The current and non-current restricted cash amounted to RMB2,512 (US$399) (2010: RMB102,873) and RMB22,012 (US$3,497) (2010: RMB14,792), as of December 31, 2011 respectively, based on the classification of the underlying financing (see note 16).

6.	HELD-TO-MATURITY SECURITIES

As of December 31, 2011, the held-to-maturity securities have amortized costs of RMB100,466 which approximates fair value according to prevailing market prices. The securities were placed with financial institutions, carried interest rates ranging from 4.6% to 4.8% per annum and matured in January 2012.

7.	TIME DEPOSITS WITH ORIGINAL MATURIEIS EXCEEDING THREE MONTHS

Time deposits carried interest ranging from 2.97% to 3.02% per annum as of December31, 2011. All of the time deposits are denominated in US$.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

8.	ACCOUNTS RECEIVABLE

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Accounts receivable	170,820	260,246	41,349
Allowance for doubtful accounts	(1,431)	(16,057)	(2,551)

Accounts receivable, net	169,389	244,189	38,798

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Movement in allowance for doubtful accounts:
Balance at beginning of the year	3,830	2,000	1,431	227
Provisions for the year	2,402	1,431	15,377	2,443
Written back during the year	—	(2,000)	(751)	(119)
Write-offs during the year	(4,232)	—	—	—

Balance at end of the year	2,000	1,431	16,057	2,551

As at December 31, 2010 and 2011, accounts receivable with carrying value of RMB7,883 and RMB21,677 (US$3,444) were used to secure bank borrowings of RMB42,865 and RMB30,599 (US$4,862) as at December 31, 2010 and 2011, respectively (see note 16).

9.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Deposits to a hospital*	15,000	15,000	2,383
Prepayments to suppliers**	1,340	1,490	237
Due from suppliers**	26,607	9,661	1,535
Advances to hospitals***	18,110	25,598	4,067
Advances to employees****	3,612	5,987	951
Deferred costs	6,200	6,200	985
Others	4,306	8,313	1,321

	75,175	72,249	11,479
Reserve for unrecoverable deposits	(706)	(10,619)	(1,687)

	74,469	61,630	9,792

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

9.	PREPAYMENTS AND OTHER CURRENT ASSETS (continued)

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	—	—	706	112
Provisions for the year	—	706	9,913	1,575

Balance at end of the year	—	706	10,619	1,687

Provisions are charged directly to the statement of operations. The related expense is included in the caption “Asset impairment”.

*	The amount represents an interest-free cash deposit paid to a customer hospital pursuant to the management service contract to which the deposit is repayable at the termination of the service contract (see note 29).

**	Prepayments and amounts due from suppliers represent interest-free payments in connection with purchase contracts the Group enters into for future delivery of supply materials for external sales and returnable deposits of cancelled orders from suppliers respectively. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to order equipment.

***	The amount represents interest-free advances to a hospital. Management has assessed the impact of such advances on revenue recognition at the outset of the arrangement. The risk of loss arising from any failure by hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management.

****	The amount represents interest-free advance to hospitals held by the Company’s employees to cover expenses incurred by centers. A formal loan agreement is in place binding the employees as to the uses of advances and terms and conditions of repayment. The risk of loss arising from inadequate or failure of operation of internal process is assessed prior to making the advances and is monitored on a regular basis by management. To date, the Group has not experienced any loss of such advances.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Buildings	170,002	170,002	27,011
Medical equipment	767,001	952,579	151,350
Electronic and office equipment	5,260	5,200	826
Motor vehicles	424	941	150
Leasehold improvement and building improvement	4,681	5,400	857
Construction in progress	110,808	146,894	23,339

Total	1,058,176	1,281,016	203,533
Less: accumulated depreciation	(150,840)	(209,134)	(33,228)

	907,336	1,071,882	170,305

Less: impairment	—	(3,179)	(505)

	907,336	1,068,703	169,800

Depreciation expenses were approximately RMB51,681, RMB82,889 and RMB 94,837(US$15,068) for the years ended December 31, 2009, 2010 and 2011, respectively.

As at December 31, 2010 and 2011, certain of the Group’s property, plant and equipment with a net book value of approximately RMB173,517 and RMB171,333 (US$27,222) were pledged as security for bank borrowings of RMB77,086 and RMB32,933 (US$5,232), respectively.

As at December 31, 2010 and 2011, the Company held equipment under operating lease contracts with customers with an original cost of RMB767,001 and RMB948,078 (US$150,634) and accumulated depreciation of RMB140,509 and RMB187,776 (US$29,835), respectively.

During the year ended December 31, 2011, the Group identified impairment indicators such as insufficient gross margin in certain medical equipment leasing arrangements and with respect to a piece of medical equipment not currently in use. It was assessed that the future undiscounted cash flows for the equipment would be lower than its carrying amount. The Group assessed the fair value of the equipment by reference to the market value for similar assets and recognized an impairment charge, being the difference between the carrying value and the fair value of the equipment, amounting to RMB3,179 (US$505). The impairment charges are included in the caption of “Asset impairment” in the consolidated statements of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

11.	PREPAID LAND LEASE PAYMENTS

	As at December, 31
	2010	2011	2011
	RMB	RMB	US$
Prepaid land lease payments	28,423	28,423	4,516
Less: accumulated amortization	(310)	(1,053)	(167)

Net carrying value	28,113	27,370	4,349

The land use right was obtained through the acquisition of 52% equity interest in CCICC during 2010, and is amortized under the straight-line method over the remaining land use certification of 38 years. Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were nil, RMB310 and RMB743 (US$118), respectively.

As of December 31, 2011, estimated amortization expense of the prepaid land lease payments acquired for each of next five years is as follows:

	Amortization
	RMB	US$
2012	743	118
2013	743	118
2014	743	118
2015	743	118
2016	743	118

	3,715	590

12.	GOODWILL AND ACQUIRED INTANGIBLE ASSETS, NET

Goodwill is comprised of the following:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Balance at beginning of year	300,163	300,163	300,163	47,691
Less: impairment charge	—	—	(300,163)	(47,691)

Balance at end of year	300,163	300,163	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

12.	GOODWILL AND ACQUIRED INTANGIBLE ASSETS, NET (continued)

In accordance with ASC 350, the Group is considered to be a single reporting unit. The Group assessed the fair value of the reporting unit as of December 31, 2011 by reference to the closing price of its publicly traded ADS on that date as well as an assumed control premium. Due to the decline of the price of the ADS during the year ended December 31, 2011, the assessed fair value was below the carrying value of the reporting unit as of year end. The Group then performed a hypothetical purchase allocation using the fair value of the reporting unit and determined that the goodwill was fully impaired. As a result, the Group recognized a goodwill impairment charge of RMB300,163 (US$47,691) for the year ended December 31, 2011 under the caption of “Asset impairment” in the consolidated statement of operations.

For the year ended December 31, 2011, the Company recorded impairment on goodwill, property, plant, and equipment, deposits for non-current assets and other current assets amounting to RMB300,163 (US$47,691), RMB3,179 (US$505), RMB20,679 (US$3,286) and RMB9,913 (US$1,575), respectively. For the year ended December 31, 2010, the Company recorded impairment on deposits for non-current assets and other current assets amounting to RMB2,513 and RMB706, respectively. The total amount of impairment charge of RMB333,934 (US$53,057) (2010: RMB3,219) is included in the caption of “Asset impairment” in the consolidated statements of operations.

Acquired intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Total
	RMB	RMB	RMB
Intangible assets, net:
At January 1, 2010	144,117	11,228	155,345
Acquisition of a subsidiary – TKM (note 4)	22,579	—	22,579
Disposal	(5,323)	—	(5,323)
Amortization expenses	(24,383)	(2,105)	(26,488)

Intangible assets, net
At December 31, 2010 and January 1, 2011	136,990	9,123	146,113
Acquisition of a business – CD hospital (note 4)	7,963	—	7,963
Amortization expenses	(23,309)	(1,749)	(25,058)

Intangible assets, net
At December 31, 2011	121,644	7,374	129,018

Intangible assets, net
At December 31, 2011, in US$	19,327	1,172	20,499

At December 31, 2011:
Intangible assets, cost	214,478	15,078	229,556
Less: accumulated amortization	(92,834)	(7,704)	(100,538)

	121,644	7,374	129,018

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

12.	GOODWILL AND ACQUIRED INTANGIBLE ASSETS, NET (continued)

Acquired intangible amortization expenses were approximately RMB26,493, RMB26,488 and RMB25,058 (US$3,981) for the years ended December 31, 2009, 2010 and 2011, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2012	25,146	3,995
2013	22,503	3,575
2014	19,866	3,156
2015	18,170	2,887
2016	12,777	2,030

	98,462	15,643

13.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Deposits for purchase of property, plant and equipment *	194,932	197,879	31,440
Others **	29,600	32,600	5,180

	224,532	230,479	36,620
Reserve for unrecoverable deposits	(2,513)	(23,192)	(3,685)

	222,019	207,287	32,935

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	—	—	2,513	399
Provisions for the year	—	2,513	20,679	3,286

Balance at end of the year	—	2,513	23,192	3,685

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.	DEPOSITS FOR NON-CURRENT ASSETS (continued)

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of medical equipment to customers. As at December 31, 2011 the remaining contractual obligations associated with these purchase contracts are approximately RMB37,779 (US$6,003) which is included in the amount disclosed as purchase commitments in note 26. The Group recorded a reserve of unrecoverable deposits for purchase of property, plant and equipment amounting to RMB20,679 (US$3,286) for the year ended December 31, 2011 based on its assessment of realizability and financial strength of the counterparties.

**	The Group has entered into two distinct framework agreements with Chang’an and Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”) towards the development and construction of the following two medical facilities:

On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information to be used towards the construction of the proton treatment center. Total deposits paid as of December 31, 2010 and 2011 pursuant to this arrangement amounted to RMB26,600 and RMB29,600 (US$4,703), respectively.

In December 2010, the Group entered into a framework agreement for acquisition of Chang’an (see note 29). A deposit of RMB3,000 (US$477) was made in accordance with the planned acquisition.

14.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have remaining terms ranging generally from three to five years. Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Total minimum lease payments to be received	105,351	179,122	28,460
Initial direct cost	—	1,758	279

	105,351	180,880	28,739
Unearned income	(19,497)	(33,797)	(5,370)

Net investment in direct finance leases	85,854	147,083	23,369

Current	19,498	49,821	7,916
Non-current	66,356	97,262	15,453

Total	85,854	147,083	23,369

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

14.	NET INVESTMENT IN DIRECT FINANCING LEASES (continued)

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$
2012	52,762	8,384
2013	39,168	6,223
2014	39,129	6,217
2015	28,971	4,603
2016	13,200	2,097
2017 and thereafter	7,650	1,215

Total	180,880	28,739

15.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred costs	5,671	3,750	596
Deposits– long-term*	40,000	71,660	11,386
Others	6,196	11,321	1,798

	51,867	86,731	13,780

*	On February 26 and March 8, 2010, the Group made interest-free performance security deposits amounting to RMB40,000 to Weifang Hospital, for management services to be rendered to Weifang positron emission tomography/computed tomography (“PET-CT”) center (RMB30,000) and Linear accelerators (“LAC”) center (RMB10,000). The deposit for PET-CT center is refundable in seven annual installments, at RMB3,000 each, starting 2013, with the remaining RMB9,000 to be repaid at the end of contract term subject to fulfillment of a profit guarantee under which Weifang hospital is entitled to an annual profit of RMB3,000. The deposit for LAC center will be refundable at the termination of service contract by March 31, 2012.

On June 21, 2011, the Group made interest-free financing deposits amounting to RMB23,608 (US$3,751) to Changhai Hospital, for the CyberKnife Robotic Radiosurgery System. The deposit for the center is refundable in monthly installments for the following 15 years.

On September 1, 2011, the Group made interest-free performance security deposits amounting to RMB9,500 (US$1,509) to Hanzhong 3201 Hospital, for management services to be rendered. The deposit is refundable in monthly installments starting from September 1, 2011 till May 31, 2020. At December 31, 2011 the outstanding balance was RMB8,052 (US$1,279).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

16.	BANK BORROWINGS

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Total bank borrowings	188,995	201,179	31,964

Comprised of:
Short-term	83,000	15,000	2,383
Long-term, current portion	60,906	77,479	12,310

	143,906	92,479	14,693
Long-term, non-current portion	45,089	108,700	17,271

	188,995	201,179	31,964

All bank borrowings at December 31, 2010 and 2011 are obtained from financial institutions in the PRC and are secured by equipment with a net carrying value of RMB173,517 and RMB171,333(US$27,222), accounts receivable with carrying value of RMB7,883 and RMB21,677 (US$3,444) and restricted cash with carrying value of RMB117,665 and RMB24,524 (US$3,896), respectively. Restricted cash, as of December 31, 2011, is classified as current and non-current in the amount of RMB2,512 (US$399) (2010: RMB102,873) and RMB22,012 (US$3,497) (2010: RMB14,792), respectively, based on the classification of the underlying financing.

As at December 31, 2010 and 2011, the short-term bank borrowing bore a weighted average interest of 4.60% and 6.10% per annum, and the long-term bank borrowings bore a weighted average interest of 5.30% and 6.45% per annum, respectively. All borrowings are denominated in RMB.

As of December 31, 2011, the maturity of these long-term bank borrowings was as follows:

	Repayment
	RMB	US$
Within one year	77,479	12,310
Between one and two years	38,040	6,044
Between two and three years	70,660	11,227

	186,179	29,581

As of December 31, 2011, the Company had short-term bank credit lines totaling RMB15,000 (US$2,383), which were fully utilized; and long-term bank credit lines totaling RMB550,000 (US$87,386), of which RMB170,580 (US$27,102) were utilized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

16.	BANK BORROWINGS (continued)

One of the bank credit line arrangements, with total amount and utilized amount at RMB65,000 and RMB50,000 respectively at December 31, 2011, was entered into by a subsidiary of the Group, MSC, which requires AML and AMS, other subsidiaries of the Group, in accordance with PRC GAAP, to maintain a financial reporting covenant of tangible net worth of at least RMB100,000 and RMB180,000, respectively. It also requires the borrower MSC and the guarantor AMS with the total gearing ratio of less than 0.5 and 0.36 respectively, and the other guarantor AML with the external gearing ratio of less than 1.0. Tangible net worth is calculated as the sum of issued share capital and reserves, less goodwill and intangible assets and any amount due from shareholders. The total gearing ratio is calculated as the ratio of total liabilities to tangible net worth. The external gearing ratio is calculated as the ratio of interest-bearing debt to the sum of total net intangible assets, irredeemable preferred stock and minority interests. The Group was in compliance with these financial covenants as at December 31, 2011. The remaining bank credit lines and borrowings do not have any financial reporting or administrative covenants restricting the Group’s operating, investing and financing activities.

17.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Accrued expenses	4,954	3,750	596
Salary and welfare payable	2,984	3,189	507
Business and other taxes payable	13,782	17,527	2,785
Unrecognized tax positions (note 22)	24,455	28,929	4,596
Other accruals	3,760	5,702	906

	49,935	59,097	9,390

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

18.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has one capital lease obligation with an independent financing company, collateralized by medical equipment with a net book value of approximately RMB14,841 and RMB13,699 (US$2,177) as at December 31, 2010 and 2011, respectively. The obligation has a stated interest rate of 9.96%, and is repayable in monthly installments by August 2013.

Future minimum lease payments, together with the present value of the net minimum lease payments under capital leases, at December 31, 2011, are summarized as follows:

	Minimum Lease Payments
	RMB	US$
2012	3,781	601
2013	2,611	415

Total capital lease payments	6,392	1,016
Less: imputed interest	(521)	(83)

	5,871	933
Less: current portion	(3,582)	(569)

	2,289	364

As at December 31, 2010 and 2011, the Company held equipment under capital lease contracts with an original cost of RMB17,124 and RMB17,124 (US$2,721) and accumulated depreciation of RMB2,283 and RMB3,425 (US$544), respectively. The depreciation and amortization expenses of medical equipment under capital leases are included in cost of revenues.

19.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

19.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

19.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

19.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

19.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Accounting for the contingently redeemable convertible preferred shares (continued)

The balance and changes in balance of the Series A Preferred Shares and Series B Preferred Shares are as follows:

	Series A	Series B	Total
	RMB	RMB	RMB
Mezzanine equity—Balance as at January 1, 2009	254,358	411,101	665,459

Dividend payable—Balance as at January 1, 2009	6,801	3,987	10,788

Accretion of 5% fixed dividend	11,584	19,464	31,048
Accretion to the redemption amount	18,466	28,895	47,361
Preference share dividend paid	(4,776)	(6,091)	(10,867)
Conversion to ordinary shares immediately upon the completion of initial public offering	(286,433)	(457,356)	(743,789)

Total	—	—	—

Mezzanine equity—Balance as at December 31, 2009, 2010 and 2011	—	—	—

Dividend payable—Balance as at December 31, 2009, 2010 and 2011	—	—	—

20.	SHAREHOLDERS’ EQUITY

Qualified initial public offering

On December 16, 2009, the Company completed its qualified initial public offering of 36,000,000 ordinary shares. Upon completion of the initial public offering, all of the Company’s outstanding Series A and Series B Preferred Shares were converted into 41,027,400 ordinary shares.

Share repurchase program

On June 30, 2010, the Company announced a share repurchase program authorized by the Board of Directors. Pursuant to the program, the Company repurchased 1,700,656 ADSs, representing 5,101,968 ordinary shares, with a total consideration of US$11,416 during 2010. The shares repurchased by the Company were all cancelled before December 31, 2010.

On September 30, 2011, the Company announced a share repurchase program authorized by the Board of Directors. Pursuant to the program, the Company repurchased 316,645 ADSs, representing 949,935 ordinary shares, with a total consideration of US$1,087 for the year ended December 31, 2011. The repurchased shares are due to be cancelled in 2012.

Special dividend

On September 30, 2011, the board of directors paid a special dividend of US$0.06 per ordinary share to shareholders of record on August 31, 2011, amounting to RMB55,151 (US$8,541) in total.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

21.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. MSC, CHM, AMS, XHF, AML, TKM, CCICC and GZ Proton were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide at least 10% of its annual after-tax profit to the statutory common reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. XLD was established as a domestic invested enterprise and therefore are subject to the above mentioned restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

The amount of net assets restricted was RMB845,049 (US$134,265) as of December 31, 2011.

22.	TAXATION

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

British Virgin Islands

Under the current laws of the British Virgin Islands, Ascendium, OMS and Proton BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

United States

US Proton is incorporated in the State of Delaware, U.S.A. and does not conduct any substantive operations of its own.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2011. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

CMS Holdings, Cyber and King Cheers are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2011. In addition, upon payment of dividends by CMS Holdings and Cyber to their shareholders, no Hong Kong withholding tax will be imposed.

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, the PRC entities’ tax years from 2006 to 2010 remain subject to examination by the tax authorities.

Income before income taxes consists of:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Non – PRC	(2,044)	(25,256)	(31,701)	(5,037)
PRC	163,267	200,047	(133,331)	(21,184)

	161,223	174,791	(165,032)	(26,221)

The current and deferred components of the income tax expense/(benefit) appearing in the consolidated statements of operations are as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Current tax expense	38,726	47,507	57,371	9,116
Deferred tax benefit	(2,330)	(3,634)	(11,051)	(1,756)

	36,396	43,873	46,320	7,360

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Income before income taxes	161,223	174,791	(165,032)	(26,221)

Income tax computed at the statutory tax rate of 25%)	40,306	43,698	(41,258)	(6,555)
Effect of different tax rates in different jurisdictions	457	6,298	7,809	1,241
Goodwill impairment	—	—	75,041	11,923
Non-deductible expenses	1,101	1,483	1,839	292
Effect of preferential tax rate	(7,910)	(5,695)	(1,699)	(270)
Effect of tax rate changes	275	141	(168)	(27)
Interests and penalties on unrecognized tax positions	2,167	(2,052)	4,756	756

	36,396	43,873	46,320	7,360

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

Reconciliation of accrued unrecognized tax positions is as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Balance at beginning of year	12,905	14,054	16,576	2,634
Additions based on tax positions related to the current year	1,217	2,613	10,638	1,690
Addition arising from business acquisitions	—	—	—	—
Decrease related to prior year tax position	(68)	(91)	(10,921)	(1,735)

Balance at end of year	14,054	16,576	16,293	2,589

The Group has recorded an unrecognized tax positions of approximately RMB16,576 and RMB16,293 (US$2,589) in 2010 and 2011, respectively, which is included in the account of “Accrued expenses and other liabilities”. At December 31, 2010 and 2011, RMB11,202 and RMB12,235 (US$1,944), respectively, would impact the effective tax rate, if recognized in connection with the normal tax return preparation. Included in the balance at December 31, 2010 and 2011 are approximately RMB5,374 and RMB4,058 (US$645), respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

It is possible that the amount of unrecognized tax positions will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The bases for interest and penalties are of 0.05% per day and 50% respectively of the relevant income tax liabilities. The Company recognized an increase (decrease) amounting to RMB2,167, RMB(1,960), RMB4,756 (US$756) in interest and penalties during the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2010 and 2011, the Company recognized RMB7,879 and RMB12,636 (US$2,007), respectively of interest and penalties.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
The aggregate amount	7,910	5,695	1,699	270

The aggregate effect on basic and diluted earnings per share:
-Basic	0.11	0.04	0.01	—

-Diluted	0.11	0.04	0.01	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

The components of deferred taxes are as follows:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	696	669	106
Accounts receivable	—	648	103
Allowance for doubtful accounts	817	4,064	646
Deferred revenue	1,704	1,824	290
Excessive education fee	—	73	11
Revenue generated from direct financing leases	128	—	—

	3,345	7,278	1,156

Deferred tax liability, current portion
Revenue generated from direct financing leases	—	(139)	(22)
Deferred costs	(1,841)	(1,550)	(246)

	(1,841)	(1,689)	(268)

Deferred tax assets, current portion, net*	1,504	5,589	888

Deferred tax assets, non-current portion
Property, plant and equipment	46,748	42,225	6,709
Deposit for PPE	—	5,548	881
Net operating loss	—	795	126
Intangible assets	352	308	49
Deferred revenue, non-current portion	832	837	133
Long term receivables	432	432	69
Others	2,391	1,659	264

	50,755	51,804	8,231

Deferred tax liabilities, non-current portion
Deferred costs	(5,304)	(4,636)	(737)
Intangible assets	(12,529)	(12,364)	(1,964)
Property, plant and equipment	(38,505)	(32,787)	(5,209)

	(56,338)	(49,787)	(7,910)

Deferred tax assets, non-current portion, net**	21,869	20,866	3,315

Deferred tax liabilities, non-current portion, net**	(27,452)	(18,850)	(2,995)

*	As at December 31, 2010 and 2011, deferred tax assets, current portion of approximately RMB1,841 and RMB1,689 (US$268) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

**	As at December 31, 2010 and 2011, deferred tax assets, non-current portion of approximately RMB28,886 and RMB30,937 (US$4,915) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2011 are considered to be indefinitely reinvested under ASC 740, Income Taxes, and accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

The Group does not have any present plan to pay any cash dividends from the PRC subsidiaries in the foreseeable future. It intends to retain most of its available funds and any future earnings on its PRC subsidiaries for use in the operation and expansion of its business. As of December 31, 2011, the PRC subsidiaries have not declared any dividends to its holding companies. Dividends paid to shareholders in 2011 were from funds held by the Group’s offshore holding companies.

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

23.	EMPLOYEE SHARE OPTIONS

Concord 2008 Share Incentive Plan

On October 16, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (“The 2008 Share Incentive Plan”). The 2008 Share Incentive Plan provides for the granting of options, share appreciation rights, or other share based awards to key employees, directors or consultants. The total number of the Company’s ordinary shares that may be issued under the 2008 Share Incentive Plan is up to 13,218,000 ordinary shares.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

23.	EMPLOYEE SHARE OPTIONS (continued)

Concord 2008 Share Incentive Plan (continued)

On November 17, 2009, the Board of Directors approved a grant of options to its directors and employees to purchase an aggregate of 4,765,800 ordinary shares under its 2008 Share Incentive Plan. On November 27, 2009 and September 30, 2011, the Company granted options to purchase 4,765,800 ordinary shares to its directors and employees at an exercise price $3.67 and $2.17 per share respectively, a contractual life of eight years and vest equally on the first, second, third, and fourth anniversary of the grant date. The measurement date occurred when the exercise price was established, at which time the Company estimated the fair value of these share-based payment awards and recognize compensation cost over each employee’s respective requisite service period which closely approximates the vesting period of the awards. The total compensation recognized in for the years ended December 31 2009, 2010 and 2011 was RMB 1,006, RMB9,571 and RMB9,234 (US$1,467), respectively. The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

The Company calculated the estimated grant date fair value of the share options granted in the years ended December 31, 2009 and September 30, 2011, with the assistance from an independent appraiser, using a Black-Scholes Model based on the following weighted average assumptions:

	December 11,2009	September 30,2011
	2008 Share Incentive Plan	2008 Share Incentive Plan
Risk-fee interest rate	2.36%	0.96%
Dividend yield	—	—
Expected volatility range	35.99%	43.98%
Expected term	5.25 years	5.25 years

The risk-free rate was based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The dividend yield was assumed nil , although the Company paid a special dividend in 2011, the Company has not yet developed a long-term dividend policy and does not currently expect to pay dividends on its ordinary shares in the foreseeable future. The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the health care industry. The expected term of options granted in 2009 reflected the application of the simplified method set out in SAB No. 107, Staff Accounting Bulletin, which defined the term as the average of the contractual term of the options and the weighted-average vesting period for the options given their characteristics. The expected term of options granted in 2011 was calculated based upon the expected term of similar grants of comparable companies. Forfeiture rate is estimated based on the historical and future expectation of employee turnover rate and will be adjusted to reflect future change in circumstances and facts, if any.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

23.	EMPLOYEE SHARE OPTIONS (continued)

Concord 2008 Share Incentive Plan (continued)

The following table summarizes employee share-based awards activities for the year ended December 31, 2011:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant-date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2011	4,327,850	US$	3.67	US$	1.33
Forfeited	(40,000)	US$	3.67	US$	1.33
Granted	355,884	US$	2.17	US$	0.29

Outstanding, December 31, 2011	4,643,734	US$	3.55	US$	1.25	6.05	—

Vested and expected to vest at December 31, 2011	4,643,734	US$	3.67	US$	1.25	6.05	—

Exercisable at December 31, 2011	2,143,925	US$	3.67	US$	1.25	6.05	—

Nonvested shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2011	3,245,887	US$	1.33
Granted	355,884	US$	0.29
Vested	(1,071,962)	US$	1.33
Forfeited	(30,000)	US$	1.33

Nonvested at December 31, 2011	2,499,809	US$	1.18

The weighted-average grant-date fair value of share options granted for the years ended December 31, 2009, 2010 and 2011 are US$1.33, Nil and US$0.29, respectively.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2009, 2010 and 2011. The total intrinsic value of the options granted and exercised for the years ended December 31, 2009, 2010 and 2011 was nil for each year.

As of December 31, 2011, there was RMB17,622 (US$2,800) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.05 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

23.	EMPLOYEE SHARE OPTIONS (continued)

The share-based compensation expense of the share-based awards granted to employees for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the Years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
General and administrative expenses	744	7,046	6,876	1,092
Selling expenses	262	2,525	2,358	375

	1,006	9,571	9,234	1,467

24.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group
Mr. Haifeng Liu	Shareholder and director of the Company prior to 2010
Our Medical New Technology Co., Ltd (“Our Medical”)*	A company under the control of Mr. Haifeng Liu

b)	The Group had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Repayment of interest-free loans borrowed from:
Mr. Haifeng Liu	2,000	—	—	—
Non-current deposits made to:
Our Medical	12,497	*	*	*

Imputed interest, calculated using incremental borrowing rates ranging from 6.57% to 7.48%, amounting to approximately RMB55, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively, were recorded with an offsetting credit to additional paid-in capital.

*	Our Medical is no longer considered a related party after 2009.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

25.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB2,506, RMB3,510 and RMB4,977 (US$791) for the years ended December 31, 2009, 2010 and 2011, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of operations as incurred. The total amounts for such employee benefits, who is also a Director of the Company, were approximately RMB85, RMB78 and RMB97 (US$15) for the years ended December 31, 2009, 2010 and 2011, respectively.

26.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2011:

	RMB	US$
2012	3,162	502
2013	414	66

	3,576	568

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2009, 2010 and 2011, total rental expenses for all operating leases amounted to approximately RMB5,448, RMB5,630 and RMB6,232(US$990), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of approximately RMB37,779 (US$6,003) at December 31, 2011, which are scheduled to be paid within one year.

Income taxes

As of December 31, 2011, the Group has recognized approximately RMB28,929 (US$4,596) as an accrual for unrecognized tax positions (note 22). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As December 31, 2011, the Group classified the RMB28,929 (US$4,596) accrual as a current liability.

27.	SEGMENT REPORTING

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

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Lease and management services accounted for 89%, 90% and 85% of the Group’s net revenue for the years ended December 31, 2009, 2010 and 2011, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Hospital A represented the largest customer of the Group which individually accounted for approximately RMB29,551, RMB48,286 and RMB64,414 (US$10,234), or more than 10% of the Group’s consolidated revenues, for the years ended December 31, 2009, 2010 and 2011, respectively.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

28.	INCOME (LOSS) PER SHARE

Basic and diluted income (loss) per share for each of the periods presented is calculated as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Numerator:
Net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share—basic and diluted	46,418	129,400	(215,003)	(34,161)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted income (loss) per share	74,648,779	146,040,594	142,251,454	142,251,454

Basic and diluted income (loss) per share	0.62	0.89	(1.51)	(0.24)

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

In 2009, the effects of the Preferred Shares were anti-dilutive when computed on an “if converted” basis. In addition, the share options were not included in the calculation of diluted income (loss) per share under the treasury stock method for the years ended December 31, 2009, 2010 and 2011, because their exercise prices were greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

29.	ARRANGEMENTS WITH CHANG’AN HOSPITAL CO., LTD.

The Group has entered into the following agreements with Chang’an Hospital Co., Ltd. (“Chang’an”), a general hospital located in Xi’an in Shaanxi province in the PRC, which is also a significant customer of the Group, and certain of its related parties, including the controlling parent of Chang’an, Chang’an Information, a China-based conglomerate engaged in information technology, real estate and the medical industries; a subsidiary of Chang’an, Xi’an Century Friendship Medical Technology R&D Co., Ltd. (“Xi’an”), and another subsidiary controlled by Chang’an Information, Beijing Century Friendship Science & Technology Development Co., Ltd., (“Beijing Century”).

Management agreements to provide stand-alone management services

The Group entered into a five year Medical Equipment Entrusted Management Agreement on March 1, 2007 with Xi’an and Chang’an to provide management services with respect to radiotherapy and diagnostic equipment owned by Xi’an located in the oncology center of Chang’an. Commencing January 1, 2010, Concord has the option to purchase the radiotherapy and diagnostic equipment owned by Xi’an at fair value if the Chang’an oncology center’s annualized revenues achieves a certain targeted level. Total management services revenue recognized under this contract was RMB10,921, nil and nil for the years ended December 31, 2009 , 2010 and 2011, respectively. Accounts receivable related to this contract as at December 31, 2010 and 2011 was nil and nil, respectively.

On August 25, 2009, the Group exercised its option under the Medical Equipment Entrusted Management Agreement and the Group entered into an Equipment Purchase Agreement with Xi’an and Chang’an to acquire the radiotherapy and diagnostic equipment for a total cash consideration of RMB72,716. Concurrently, the Group also converted the stand-alone management services arrangement into a Lease and Management Service Agreement which has a term of 15 years and provides the Group with a percentage of net profit generated by Chang’an’s oncology center. Commencing September 2009, the Group records all revenue associated with this arrangement as lease and management services revenue. The depreciation expense of the associated equipment is recorded as lease and management services cost of revenues. Total lease and management service revenue recognized under this lease and management service agreement was RMB8,388, RMB21,462 and RMB13,674 (US$2,173) for the years ended December 31, 2009, 2010 and 2011, respectively. Accounts receivable related to this contract as at December 31, 2010 and 2011 was RMB14,635 and RMB28,571 (US$4,540), respectively.

On August 1, 2008, the Company signed an Entrusted Management Contract with Xi’an and Chang’an to provide general administrative management services to Chang’an. The service period is from August 1, 2008 to December 31, 2009. Under this arrangement, the Group earns a certain percentage of total monthly revenues of Chang’an. On January 1, 2010, the Company renewed Entrusted Management Contract with Chang’an to extend the service period to December 31, 2010. In accordance with the contract, the Group paid a performance guarantee deposit of RMB15,000 to a related party of Xi’an, which is refundable 5 days after the cancellation or expiration of the contract. In June 2011, the Entrusted Management Contract was further extended to the closing date of the acquisition of Chang’an. Total revenue recognized during the years ended December 31, 2009, 2010 and 2011 under this contract was RMB11,807, RMB18,190 and RMB28,234 (US$4,486), respectively. Accounts receivable related to this contract as at December 31, 2010 and 2011 was RMB16,997 and RMB45,232 (US$7,186), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

29.	ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD. (continued)

Beijing Proton Treatment Center

On December 18, 2007, the Group entered into a framework agreement with Chang’an Information to build a Beijing Proton Treatment Center (“Proton Center”). The Proton Center will initially be established by Chang’an Information with a total registered capital of RMB100,000. The parties agreed that after certain capital injections from the Group, the Company will hold a 51.2% interest in the Proton Center, while Jian Chang Group Limited, a related party of Chang’an, will hold 28.8% and China-Japan Friendship Hospital, a state-owned hospital, will hold 20.0%. Once the Proton Center commences operations, the Group shall own a 51.2% controlling interest in the Proton Center and will consolidate the operating results and financial position within the Group. Additional contractual arrangements will be entered into by the Group once all relevant permits and approvals are obtained. In order for this framework agreement to become effective, the Group is required to pay a deposit of RMB10,000 (US$1,589); this deposit was not paid as of December 31, 2011.

To assist with this project, the Group has made deposits to Beijing Century in the amounts of RMB26,600 and RMB29,600 (US$4,703) as of December 31, 2010 and December 31, 2011, respectively, towards certain setup costs of the Proton Center repayable by December 31, 2011. All of the deposits are guaranteed by Chang’an Information or Mr. Shijie Cai (the ultimate controlling shareholder of Chang’an Information).

Chang’an CMS International Cancer Center

On July 1, 2008, the Group entered into a framework agreement with Xi’an to build a cancer center in northwest China. As at December 31, 2009 the Group paid a deposit of RMB15,007 to a related party of Xi’an in accordance with the framework agreement. In July 2010, the transaction was consummated with the Company paying RMB103,181 for a controlling interest of 52% in CCICC, while Xi’an holds a non-controlling interest of 48% (see note 4). The deposit was fully refunded in 2010. As it was anticipated that there could be delays for CCICC to obtain the necessary licenses, the contracting parties, in accordance with a supplemental agreement signed in July 2010, agreed that CCICC would be entitled to the profit from operations of the cancer department of Chang’an during the trial period from July 1, 2010 to the earlier of the date when the licenses were issued or December 31, 2010. Chang’an was also subject to penalty if the revenue and profit targets were not met. In May 2011, the supplemental agreement was further extended to the earlier of the date when the necessary licenses were obtained or when the parties mutually agreed to terminate it. Accordingly, CCICC recognized RMB8,254 and RMB23,742 (US$3,772) as other revenue in the consolidated statements of operations for the years ended December 31, 2010, and 2011, respectively. Account receivable related to the contract as at December 31, 2010 and 2011 was RMB8,254 and RMB23,111 (US$3,672), respectively.

The Group has also paid deposits to Xi’an to be used towards setup and construction costs of the CCICC amounting to RMB3,000 (US$477) as of December 31, 2010 and 2011.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

29.	ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD. (continued)

Direct Financing Lease

On January 30, 2010, the Company entered into an Equipment Purchase Agreement with Xi’an to acquire certain general hospital facilities owned by Chang’an for a total consideration of RMB25,000. Concurrently, a direct financing lease agreement was entered into between the Company and Chang’an pursuant to which the purchased general hospital facilities would be subject to the direct financing lease for a term of five years commencing from February 2010. Chang’an was required to pay a non-refundable administrative fee of RMB1,250 under the finance lease agreement. The cash consideration after netting off the administrative fee was paid in February 2010. For the year ended December 31, 2011, the revenue recognized from the finance lease was RMB2,542 (US$404).

Acquisition of Chang’an

In January 2011, The Company entered into a framework agreement to acquire 52% equity interest in Chang’an from certain shareholders of the hospital. In March 2012, the Company entered into a purchase agreement to acquire such equity interest (note 31).

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Revenue:
Medical Equipment Entrusted Management Agreement	10,921	—	—	—
Entrusted Management Contract	11,807	18,190	28,234	4,486
Lease and Management Service Agreement	8,388	21,462	13,674	2,173
Trial operations of CCICC	—	8,254	23,742	3,772
Direct financing lease income	—	2,767	2,542	404

Total revenue	31,116	50,673	68,192	10,835

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Net investment in direct financing leases	21,574	17,525	2,784

Accounts receivable due from Chang’an	39,886	96,914	15,398

The Group had the following deposits with Chang’an and its affiliated companies as at December 31, 2010 and 2011:

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
Current – Entrusted Management Contract (note 9)	15,000	15,000	2,383
Non-current – Proton Center and CCICC (note 13)	29,600	32,600	5,180

Total	44,600	47,600	7,563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.	FAIR VALUE MEASUREMENTS

The Group applies ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 805, the Group remeasures the contingent consideration in connection with acquisition (note 4) at fair value. The contingent business combination consideration is classified within Level 3 because it is valued using the income approach based on benchmarking lending interest rate at 6.66%.

The following table presents a reconciliation of contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2011:

	For the Years Ended December 31,
	2010	2011	2011
	RMB	RMB	US$
Balance as of January 1,	—	14,072	2,236
New addition of business combination (note 4)	16,536	—	—
Prepayment during the year	(3,000)	(2,305)	(366)
Unrealized loss	536	232	37

Balance as of December 31,	14,072	11,999	1,907

The amount of total loss for the period included in earnings *	536	232	37

*	Included in “Other expense”.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.	FAIR VALUE MEASUREMENTS (continued)

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the year ended December 31, 2011.

	Fair Value Measurement at the End of the Reporting Period Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significance Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Description
Recurring fair value measurements
Contingent business acquisition consideration	11,999	—	—	11,999	(231)
Nonrecurring fair value measurements
Long-lived assets held and used*	8,735	—	—	8,735	(3,179)
Goodwill**	—	—	—	—	(300,163)

*	In accordance with ASC 360, long-lived assets held and used with a carrying amount of RMB11,914 (US$1,893) were written down to their fair value of RMB8,735 (US$1,388), resulting in an impairment charge of RMB3,179 (US$505), which was included in the caption of “Asset impairment” in the consolidated statements of operations. The Group utilized cost method under which 38% to 48% discounts were applied to quoted market prices, depending on the expected remaining useful lives of such assets.

In accordance with ASC 350, goodwill with a carrying amount of RMB300,163 (US$47,691) was written down to its implied fair value of RMB nil, resulting in an impairment charge of RMB300,163 (US$47,691), which was included in the caption of “Asset impairment” in the consolidated statements of operations. The Group used market price of the Company’s ADS, adjusted for an assumed control premium, in determining the fair value of the reporting unit.

31.	SUBSEQUENT EVENTS

In March 2012, the Company entered into a purchase agreement to control 52% equity interest in Chang’an for a total capital injection of approximately RMB248 million (U$39.4 million). The closing of such purchase is subject to satisfactory due diligence by the Company and relevant government approval.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash	8,034	8,869	1,409
Restricted cash, current portion	66,227	—	—
Time deposits with original maturities exceeding three months	—	31,470	5,000
Amounts due from subsidiaries	377,403	227,211	36,100
Prepayments and other current assets	15,788	—	—

Total current assets	467,452	267,550	42,509

Non-current assets:
Investment in subsidiaries	1,747,331	1,790,931	284,550

Total assets	2,214,783	2,058,481	327,059

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	4,531	3,321	528
Amounts due to subsidiaries	5,161	120,660	19,171

Total current liabilities	9,692	123,981	19,699

Total liabilities	9,692	123,981	19,699

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized—450,000,000 shares; Issued and outstanding—142,353,532 shares at December 31, 2010 and 2011)	105	105	17
Treasury stock	—	(1)	—
Additional paid-in capital	2,604,704	2,551,877	405,452
Accumulated other comprehensive loss	(14,835)	(17,595)	(2,796)
Accumulated deficit	(384,883)	(599,886)	(95,313)

Total shareholders’ equity	2,205,091	1,934,500	307,360

Total liabilities and shareholders’ equity	2,214,783	2,058,481	327,059

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of operations

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(2,372)	(27,626)	(30,561)	(4,856)
Selling expenses	(262)	(2,524)	(2,298)	(365)
Operating loss	(2,634)	(30,150)	(32,859)	(5,221)
Equity in profit of subsidiaries	126,621	155,397	(184,276)	(29,279)
Interest income	818	742	2,132	339
Exchange gain	22	3,411	—	—

Net income (loss)	124,827	129,400	(215,003)	(34,161)

Accretion of Series A contingently redeemable convertible preferred shares	(30,050)	—	—	—
Accretion of Series B contingently redeemable convertible preferred shares	(48,359)	—	—	—

Net income (loss) attributable to ordinary shareholders	46,418	129,400	(215,003)	(34,161)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	34	(16,765)	(8,418)	(1,337)
Net cash used in investing activities	(466,520)	(423,931)	8,108	1,288
Net cash generated from/(used in) financing activities	793,138	(145,574)	879	140
Exchange rate effect on cash	(127)	(6,736)	266	42

Net increase (decrease) in cash	326,525	(593,006)	835	133
Cash at beginning of the year	274,515	601,040	8,034	1,276

Cash at end of the year	601,040	8,034	8,869	1,409

Supplemental schedule of non-cash activities:
Conversion of convertible loans into Series A contingently redeemable convertible preferred shares	704,276	—	—	—

Conversion of Series A and Series B convertible contingently redeemable preferred shares to ordinary shares upon initial public offering	704,276	—	—	—

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