Form 20-F/A
period 2011-12-31
Concord Medical Services Holdings Ltd
filed 2012-05-16
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 25, 2012, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the annual report. This amendment does not reflect events that have occurred after the April 25, 2012 filing date of the annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2011 on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: May 16, 2012

EXHIBIT INDEX

Exhibit	Description
101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3