Form 20-F
period 2012-12-31
Concord Medical Services Holdings Ltd
filed 2013-04-26
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Beijing 100013

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.0001 per share*	New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares, or ADSs, on the New York Stock Exchange. Each ADS represents the right to receive three ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

135,487,408 Ordinary Shares Issued and Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•

“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including CMS Hospital Management Co., Ltd., Beijing Yundu Internet Technology Co., Ltd., Shenzhen Aohua Medical Technology & Services Ltd., Shenzhen Lingdun Medical Investment & Management Co., Ltd., Tianjin Kangmeng Radiology Equipment Management Co., Ltd., Medstar (Shanghai) Leasing Co., Ltd., Guangzhou Huanan Taihe Medical Technology Ltd., Wanjie Huaxiang Medical Technology Development Co., Ltd., Beijing Jinweiyikang Technology Co., Ltd., Guangzhou Jinkangshenyou Investment Co., Ltd. and Chang’an Hospital Co., Ltd.

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

The following selected consolidated statements of operations and other consolidated financial data for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 (other than the income (loss) per ADS data) and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which is included elsewhere in this annual report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Concord Medical
	Year Ended December, 31
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Revenues, net of business tax, value-added tax and related surcharges:
Network	171,789	292,436	389,524	450,125	465,040	74,644
Hospital-medical income	—	—	—	—	89,813	14,416
Hospital-medical service income	—	—	—	—	107,496	17,254

Total net revenues	171,789	292,436	389,524	450,125	662,349	106.314
Cost of revenues:
Network	(45,597)	(87,561)	(122,700)	(159,416)	(169,905)	(27,272)
Hospital-medical cost	—	—	—	—	(76,590)	(12,293)
Hospital-medical service cost	—	—	—	—	(90,709)	(14,560)

Total cost of revenues	(45,597)	(87,561)	(122,700)	(159,416)	(337,204)	(54,125)
Gross profit	126,192	204,875	266,824	290,709	325,145	52,189
Operating expenses:
Selling expenses (1)	(5,497)	(7,675)	(17,150)	(37,453)	(53,911)	(8,653)
General and administrative expenses (2)	(18,869)	(29,821)	(66,789)	(80,628)	(71,754)	(11,517)
Asset impairment	—	—	(3,219)	(333,934)	(3,360)	(539)
Other operating income	—	—	—	—	10,433	1,675

Total operating expenses	(24,366)	(37,496)	(87,518)	(452,015)	(118,592)	(19,034)

Operating income (loss)	101,826	167,379	179,666	(161,306)	206,553	33,155
Interest expense	(7,455)	(6,891)	(7,448)	(6,454)	(16,255)	(2,609)
Foreign exchange losses, net	(325)	(213)	(5,436)	(10,975)	(101)	(16)
Gain from disposal of equipment	658	—	543	—	(1,072)	(172)
Interest income	430	948	7,865	13,357	5,895	946
Share of net profit of equity investee	—	—	—	—	1,790	287
Other (expense) income	7,734	—	(399)	346	(144)	(23)

Income (loss) before income taxes	102,404	161,223	174,791	(165,032)	196,666	31,568
Income tax expenses	(23,335)	(36,396)	(43,873)	(46,320)	(62,186)	(9,982)

Net income (loss)	79,069	124,827	130,918	(211,352)	134,480	21,568

Net income attributable to non-controlling interests	—	—	1,518	3,651	3,649	586
Net income (loss) attributable to Concord Medical Services Holdings Limited’s shareholders	(496,037)	46,418	129,400	(215,003)	130,831	21,000

Earning (loss) per share — basic / diluted (3)	(8.63)	0.62	0.89	(1.51)	0.95	0.15
Earning (loss) per ADS — basic / diluted	(25.89)	1.86	2.66	(4.53)	2.84	0.46

(1)	Our selling expenses included share-based compensation of RMB0.3 million in 2009, RMB2.5 million in 2010, RMB2.4 million in 2011; and RMB2.3 million (US$0.4 million) in 2012.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2008, 2009, 2010 and 2011 of RMB4.2 million, RMB0.7 million, RMB7.0 million and RMB6.9 million and RMB6.8 million (US$1.1 million) in 2008, 2009, 2010, 2011 and 2012, respectively.
(3)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares was increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this annual report so that share numbers, per share price and par value data are presented as if the share split had occurred from our inception.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash	353,991	1,037,239	535,783	219,078	75,382	12,100
Total current assets	492,978	1,252,512	904,416	733,657	853,133	136,939
Property, plant and equipment, net	349,121	573,042	907,336	1,068,703	1,522,920	244,446
Goodwill	300,163	300,163	300,163	—	292,885	47,011
Acquired intangible assets, net	181,838	155,345	146,113	129,018	146,512	23,517
Total assets	1,514,395	2,443,865	2,663,044	2,393,446	3,665,220	588,310
Long-term bank borrowings, current portion	39,840	57,487	60,906	77,479	191,473	30,734

Total shareholders’ equity	565,020	2,153,748	2,301,835	2,038,096	2,339,910	375,581
Total liabilities and shareholders’ equity	1,514,395	2,443,865	2,663,044	2,393,446	3,665,220	588,310

	Concord Medical
	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	46,774	135,883	190,972	137,102	259,515	41,656
Net cash used in investing activities (1)	(376,371)	(272,269)	(529,468)	(494,867)	(659,290)	(105,823)
Net cash generated from (used in) financing activities	649,494	819,846	(154,933)	41,785	255,932	41,081
Exchange rate effect on cash	(5,698)	(212)	(8,027)	(725)	147	22
Net increase (decrease) in cash	314,199	683,248	(501,456)	(316,705)	(143,696)	(23,064)

(1)	Net cash used in investing activities in 2009, 2010, 2011 and 2012 includes acquisitions, net of cash acquired, of RMB32.2 million, RMB45.0 million, RMB20.3 million and RMB223.4 million, respectively.

	Concord Medical
	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	40,506	90,278	108,974	114,250	115,009	18,460
Head gamma knife systems	65,365	67,406	80,909	77,035	76,239	12,237
Body gamma knife systems	20,071	25,241	38,599	42,512	31,365	5,034
PET-CT scanners	5,241	24,196	41,036	59,054	71,895	11,540
MRI scanners	15,123	33,880	51,738	65,031	79,220	12,716
Others (1)	8,755	19,161	27,992	22,576	38,602	6,197

Total net revenues — lease and management services	155,061	260,162	349,248	380,457	412,330	66,184

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on, for all dates through December 31, 2008, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2009 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 30, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2013, the noon buying rate was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average(2)	High	Low
Period	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2015
April (through April 19)	6.1772	6.1927	6.2078	6.1720

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. In 2010, 2011 and 2012, net revenues derived from our top five hospital partners amounted to approximately 31.8%, 33.0% and 22.9% of our total net revenues, respectively. Our largest hospital partner accounted for 12.3%, 14.3% and 6.92% of our total net revenues during those periods, respectively. In addition, centers located in Beijing, Shaanxi province and Liaoning province accounted for 25.6%, 12.3% and 10.2% of our total net revenues in 2010, respectively, centers located in Beijing, Shaanxi province and Liaoning province accounted for 19.0%, 15.9% and 8.5% of our total net revenues in 2011, respectively, and centers located in Beijing, Henan and Shandong accounted for 18.3%, 10.0% and 8.1% of our total net revenues in 2012. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:

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

In addition, nine of our hospital partners, including three of our top five hospital partners in terms of revenue contribution, accounted for 41.4% of our total accounts receivable as of December 31, 2012. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.

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

Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB169.4 million, RMB244.2 million and RMB210.3 million (US$33.8 million) as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, approximately 5.3% of our accounts receivable reported on our consolidated balance sheet as of December 31, 2011 were still outstanding. The average turnover days of our accounts receivable in 2012 were 134 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new centers through the selective acquisition of complementary businesses or assets or the formation of joint ventures, and we may continue to do so in the future. For example, in June 2012, we acquired 52% of the equity interest in Chang’an Hospital, a licensed full-service private hospital. In December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center, a leading proton treatment center in the world. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. Integration of the acquired business or assets or cooperation with the joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may prevent key members of our management from focusing on other important aspects of our business

In addition, we may be unable to successfully integrate or retain employees or management of the acquired businesses or assets or retain the acquired entity’s patients, suppliers or other partners. Consequently, we may not achieve the anticipated benefits of any acquisitions or joint ventures. For example, we plan to transform Chang’an Hospital into a full-service hospital with a special focus on cancer diagnosis and treatment services. In addition, we plan to merge CCICC into Chang’an Hospital after which CCICC will become part of Chang’an Hospital and cease to be a specialty hospital . We cannot assure such transformation and integration would be implemented successfully, or without incurring significant cost. Furthermore, future acquisitions or joint ventures could result in potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, contingent liabilities or expenses, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

We had net current liabilities as of December 31, 2012 and we cannot assure you that we will not experience net current liabilities in the future

We had net current liabilities of RMB6.4 million (US$1.0 million) as of December 31, 2012 primarily due to cost incurred in connection with the acquisition of equity interests in Chang’an Hospital and Texas MD Anderson Cancer Center Proton Therapy Center in 2012. The total consideration we paid for the acquisition was RMB248.8 million (US$39.9 million) for Chang’an Hospital and US$32.3 million for Texas MD Anderson Cancer Center Proton Therapy Center, respectively. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we cannot assure you that we will not have net current liabilities in the future. If we fail to generate current assets to the extent that the aggregate amount of our current assets on any given day exceeds the aggregate current liabilities on the same day, we will continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management agreements due to regulatory changes.

Since the effectiveness in September 2000 of the Implementation Opinions on the Classified Management of Urban Medical Institutions, which was promulgated by the Ministry of Health, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the National Development Reform Committee, or NDRC, non-profit civilian medical institutions are no longer permitted to enter into cooperation agreements or to continue to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions issued in July 2001 by the same authorities, a non-profit civilian medical institution may, if lacking sufficient funds to purchase medical equipment outright, enter into a leasing agreement pursuant to which the medical institution leases medical equipment from its partner at market rates. To comply with these regulatory changes, we have transitioned most of our cooperation agreements with non-profit civilian hospitals to lease and management agreements. However, we are still negotiating the transition of our cooperation agreements relating to 13 of our centers located at eight of our partner hospitals, which centers’ combined revenues in 2010, 2011 and 2012 constituted approximately 7.9% , 6.3% and 3.1% of our total net revenues, respectively. Although neither we nor any of our hospital partners have incurred any penalties to date for continuing to operate under cooperation agreements at these centers, there can be no assurance that we will not incur penalties in the future or that we will be able to successfully negotiate the conversion of these agreements. If we are unable to successfully negotiate the conversion of our cooperation agreements with these hospitals or if government authorities decide to assess penalties against either us or our hospital partners or to suspend the operation of these centers before we are able to complete the transition, our business, financial condition and results of operation could be materially and adversely affected.

We are not aware of any similar restriction imposed by military healthcare administrative authorities on the cooperation agreements that we have entered into with military hospitals, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public. Accordingly, we have maintained our cooperation agreements with 37 military hospitals as of December 31, 2012. However, as military hospitals are also government-owned, if military hospitals are required by military healthcare administrative authorities to transition away from cooperation agreements in the future, we will have to negotiate a similar conversion of the agreements with our military hospital partners. If we are unable to successfully negotiate lease and management or other alternative agreements with our existing military hospital partners on terms not less favorable than those under our cooperation agreements, our business, financial condition and results of operation may be adversely affected.

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

We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us and are subject to significant risks.

As part of our growth strategy we plan to establish specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, in June 2012, we acquired, through our subsidiaries, Cyber Medical Network Limited, or Cyber Medical, and Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, 52% of the equity interest in Chang’an Hospital or a total consideration of approximately RMB248.8 million (US$39.9 million). In addition, at the Beijing Proton Medical Center, one of our planned specialty cancer hospitals, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we have limited experience in operating our own specialty cancer hospital, or in providing many of the services that we plan to offer in our specialty cancer hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as for the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our specialty cancer hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own specialty cancer hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new hospitals.

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

We rely on the doctors and other medical professionals who work in our network to make proper clinical decisions regarding the diagnosis and treatment of their patients. Although we develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques and host seminars and conferences to facilitate consultation among doctors providing services in our network of centers, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each center and over the doctors and other medical professionals who work in such centers. Any incorrect clinical decisions on the part of doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. The centers in our network have experienced claims as to a limited number of medical disputes since they commenced operations. As of December 31, 2012, eight centers in our network have agreed to pay an aggregate amount of approximately RMB163,000 (US$26,000) to settle such claims. Any expenses resulting from such liability claims are generally required to be accounted for as expenses of the relevant center, which could reduce our revenue derived from such center. We do not carry malpractice or other liability insurance at many of the centers in our network, and at those centers that do carry such insurance, it may not be sufficient to cover any potential liability that may result from such claims. For our specialty cancer hospitals that are currently under development, we will likely face direct liability claims for any such incidents.

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

We have applied for and obtained the registration of our trademark “Medstar” in China to protect our corporate name. As of December 31, 2012, we also owned the rights to 92 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

Our reported earnings could decline if we recognize impairment losses on intangible assets and goodwill relating to the Chang’an Hospital and other acquisitions.

We acquired 52% equity interest in Chang’an Hospital in 2012 and recorded goodwill in the amount of RMB292.9 million as well as certain acquired intangibles. We may continue to selectively acquire complementary businesses in the future, which may result in recorded goodwill and additional acquired intangibles. Any future goodwill we record will be tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would require more frequent assessments. Examples of such events or circumstances include, but are not limited to, a significant adverse change in the legal or business climate, an adverse regulatory action or unanticipated competition. In the future, we could recognize additional impairment losses on the intangible assets and goodwill, which could result in a charge to our reported results of operations and cause our reported earnings to decline.

We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.

We do not have insurance for six units of electroencephalography and thermotherapy equipment at centers from which we derived less than 3.2% of our total revenues in each of 2010, 2011 and 2012. Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could have an adverse effect on our financial condition and results of operation. In addition, the operations in our network of centers may be particularly vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers. Also, we do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.

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

As of the date of this annual report, our directors, executive officers and significant shareholders beneficially owned approximately 40.3% of our outstanding share capital. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

If we fail to comply with financial covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

We have entered into and may in the future enter into loan agreements containing financial covenants that require us to maintain certain financial ratios. We may not be able to comply with some of those financial covenants from time to time. For example, as of December 31, 2012, we were not in compliance with certain financial covenants as provided in a loan agreement which would give the lender the right to demand immediate repayment of the outstanding loan amount. In April 2013, we obtained from the relevant lender a waiver on the right to demand immediate repayment of the outstanding loan amount based on the non-compliance of the financial covenants as of December 31, 2012. However, if we need to obtain waivers from lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. In addition, Chang’an Hospital might be deemed not in incompliance with certain terms of the loan agreement for a loan which Chang’an Hospital took from Chang’an Bank. For more details, see “Item 7B. Related Party Transactions.” If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have granted security interests over certain of our medical equipment in order to secure bank borrowings. Any failure to satisfy our obligations under such borrowings could lead to the forced sale of such equipment.

In order to secure bank loans in an aggregate amount of RMB189.0 million, RMB201.2 million and RMB875.5 million (US$140.5 million) as of December 31, 2010, 2011 and 2012, respectively, we have granted security interests in equipment with a net carrying value of RMB173.5 million, RMB171.3 million and RMB205.3 million (US$33.0 million), respectively, representing 19.1%, 16.0% and 13.5% of the net value of our net property, plant and equipment of RMB907.3 million, RMB1,068.7 million and RMB1,522.9 million (US$244.4 million) as of December 31, 2010, 2011 and 2012, respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.

If we fail to establish or maintain an effective system of internal controls over our financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2010, we and our current independent registered public accounting firm identified a material weakness in our internal controls over financial reporting related to our lack of adequate resources with the requisite U.S. GAAP and SEC financial accounting and reporting expertise to support the accurate and timely assembly and presentation of our consolidated financial statements and related disclosures. As of December 31, 2011, this material weakness has been remediated. We have successfully completed our Section 404 assessment for the year ended December 31, 2012 and received the auditor’s attestation. However, in the future, if we fail to maintain effective internal controls over financial reporting or to obtain an “unqualified” auditors’ attestation, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

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

We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009. We are required to account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2010 and 2012. We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of RMB9.6 million in 2010, RMB9.2 million in 2011 and RMB9.1 million (US$1.5 million) in 2012 related to such options. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

We believe we were not a “passive foreign investment company,” or a PFIC, for our taxable year ended on December 31, 2012, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Our Industry

Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.

The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the Ministry of Health or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the Ministry of Health and the NDRC and large medical equipment procurement licenses are issued by the Ministry of Health. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the Ministry of Health and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations issued by the Ministry of Health stipulate that from 2011 to 2015, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 160 and by the end of 2015, the total number of PET-CT systems in China cannot exceed 270. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although the current number of procurement licenses available did not have a significant impact on our existing expansion plan in 2012, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners to obtain such licenses as expected, may affect our expansion plan after 2012, which could have a material adverse effect on our future prospects.

In addition, for most of the medical equipment that we intend to install and operate in our specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the Ministry of Health or provincial level healthcare administrative authorities. Such licenses might not be obtained in a timely manner or at all, which could delay or prevent the opening of our specialty cancer hospitals, and could have a material adverse effect on our growth strategy and results of operations. See “—Risks Related to Our Business—We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.

The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained instead. As of December 31, 2012, of the 130 units of medical equipment in the centers in our network that are subject to large medical equipment procurement quota requirements, 97 were issued with a procurement license, 3 were issued with an interim procurement permit subsequent to the implementation of the quota requirement, 13 were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and six, which accounted for approximately 4.4%, 4.2% and 3.2% of our total net revenues in 2010, 2011 and 2012, respectively, have not yet been issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last six centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

We believe that the 20 units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These 20 units of equipment accounted for approximately 15.9%, 12.5% and 6.6% of our total net revenues in 2010, 2011 and 2012, respectively. In addition, for the two units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.

Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.

Centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the Ministry of Health. These price ceilings can be adjusted by those authorities downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services provided across our network of centers have remained stable since 2008. The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security, or the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. If the examination or treatment fees for the services provided by the centers in our network are reduced by the government under these or other policies, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially and adversely affected.

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

In January 2009, the Chinese government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March 2009, the Chinese government published the healthcare reform plan for 2009 to 2010, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The published healthcare reform plan also called for additional government spending on healthcare over the next three years of RMB850.0 billion to support the reform plan. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. Although many details related to the implementation of the healthcare reform plan are not yet clear, the implementation of any policy that reduces examination or treatment fees for large medical equipment or provides more funding for hospitals to purchase their own equipment may have a material and adverse effect on our business, financial condition and results of operations.

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

Each of our planned specialty cancer hospitals that will be majority owned by us will be required to obtain a radiation safety permit from the MEP and a radiotherapy permit as well as a medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our specialty cancer hospitals, which could have a material adverse effect on our business, financial condition and results of operation. For more information on risks related to our planned specialty cancer hospitals, see “—Risks Related to Our Business—We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

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

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. There were various preferential tax treatments promulgated by national tax authorities that were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities may allow enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatments according to local preferential tax policy. The PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted in accordance with the then prevailing tax laws and regulations prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2010, our subsidiary Shanghai Medstar had a preferential income tax rate of 22% that is increased to 24% in 2011 and 25% in 2012. We cannot assure you that the preferential income tax rates that we enjoy will not be phased out at a faster rate or will not be discontinued altogether, either of which could result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.

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

In addition, under the EIT law, the Circular issued by the State Administration of Taxation on January 29, 2008 regarding a summary on the dividend rates under the double tax treaties, or Notice 112, the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or PRC-HK DTA, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

According to the PRC-HK DTA, Notice 112, Notice 601 and Guoshuihan [2009] No. 81, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise continuously in the last 12 months before distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Thus, as Cyber Medical is a Hong Kong company and owns 100% of CMS Hospital Management, under the aforementioned arrangement dividends paid to us through Cyber Medical by CMS Hospital Management may be subject to the 5% income tax if we and Cyber Medical are considered as “non-resident enterprises” under the EIT Law and Cyber Medical is considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA . If Cyber Medical is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the PRC-HK DTA. As a result, such dividends would be subject to normal withholding income tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the PRC-HK DTA.

The British Virgin Islands, where OMS, the direct holding company of Aohua Medical Technology, is incorporated, does not have a tax treaty with the PRC. Thus, if OMS is considered a “non-resident enterprise” under the EIT law, the 10% withholding tax would be imposed on our dividend income received from Aohua Technology.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies in China audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NYSE.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Concord Medical Services Holdings Limited, or Concord Medical, was incorporated in the Cayman Islands on November 27, 2007 as a limited liability company. Concord Medical became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited, or Ascendium, a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares Ascendium for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in Our Medical Services, Ltd., or OMS, resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Services Co., Ltd., or Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business.

Aohua Medical was incorporated by OMS on July 23, 1997 and OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interest in Aohua Medical. The remaining 10% equity interest in Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd., or Aohua Leasing. The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we did not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position.

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

In July 2010, we acquired 52% of the equity interest in Chang’an CMS International Cancer Center for RMB103.2 million from Chang’an Hospital. In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Huanan Taihe Medical Technology Limited in PRC, and (iv) Medstar Oversea Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of date of this annual report.

In December 2011, we effectuated a merger through which Aohua Medical was merged into Aohua Leasing. Aohua Leasing acquired all of the assets and assumed all of the liability of Aohua Medical, which was dissolved upon the merger. Aohua Leasing subsequently changed its name to Shenzhen Aohua Medical Technology & Services Co., Ltd., or Aohua Technology.

In June 2012, we acquired through Cyber Medical and Shanghai Medstar 52% of the equity interest in Chang’an Hospital, for a total consideration of approximately RMB248.8 million (US$39.9 million) in cash. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

In December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center, a leading proton treatment center in the world, for a total consideration approximately US$32.3 million.

As of the date of this annual report, we conduct substantially all of our operations through the following subsidiaries in the PRC:

•

Shenzhen Aohua Medical Technology & Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

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

•

Beijing Yundu Internet Technology Co., Ltd., or Beijing Yundu, our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC;

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

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us that compared our pro forma revenues against the revenues of our competitors in 2008 and our number of centers and units of equipment against those of our competitors as of the end of 2008. As of December 31, 2012, our network comprised 136 centers based in 76 hospitals, spanning 53 cities across 24 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Cancer was the leading cause of death in China in 2008 according to the Ministry of Health, and there is a relatively low penetration of radiotherapy and diagnostic imaging equipment compared to developed countries. We believe that our leading network and our experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

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

To further enhance our reputation and to employ high quality doctors, we are in the process of establishing and operating specialty cancer hospitals in China. We established our first specialty cancer hospital, Chang’an CMS International Cancer Center, in Xi’an, Shanxi Province in July 2010 with Chang’an Hospital, a licensed full-service private hospital. In June 2012, we acquired, through our subsidiaries, Cyber Medical and Shanghai Medstar 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million (US$39.9 million). The consummation of this acquisition gave us effective control over the full capacity of 1,100 beds in Chang’an Hospital. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital, which is expected to commence operation in late 2014. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build a 400-bed cancer specialty hospital in Guangzhou for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong province as well as the land usage rights from the local land administrative bureau.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases of existing centers and acquisitions. We have increased the number of centers in our network from 119 as of December 31, 2010 to 131 as of December 31, 2011 and to 136 as of December 31, 2012. Our total net revenues were RMB389.5 million, RMB450.1 million and RMB662.3 million (US$106.3 million) for the year ended December 31, 2010, 2011 and 2012, respectively. For additional information relating to our history and reorganization and our financial presentation, see “— History and Development of the Company,” “—Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers and Specialty Cancer Hospitals

As of December 31, 2012, we operated an extensive network of 136 centers based in 76 hospitals, spanning 53 cities across 24 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Our network includes 111 radiotherapy and diagnostic imaging centers and 25 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

In addition to our network of centers, we are currently in the process of establishing the Beijing Proton Medical Center in Beijing. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to form a specialty hospital in Guangzhou for cancer diagnosis and treatment. We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us.

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2012, we had 129 centers that were established under lease and management services arrangements. We typically establish such centers with civilian hospitals by entering into a lease agreement and a management agreement. Centers at military hospitals, which are regulated by the military but most of which are otherwise the same as other government-owned hospitals open to the public, are typically established under a cooperation agreement. The reason for the two different contractual structures is to comply with the different regulations governing civilian and military hospitals in China. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Restrictions on Cooperation Agreements.”

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in the centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from six to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in some instances, are fixed for the duration of the arrangement. We also have centers that operate under revenue-sharing agreements, which stipulate the percentage of the revenue and the pre-operating expenses to be shared with our hospital partners. The specified operating expenses of centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of five centers in our network with our hospital partners primarily due to the unsatisfactory performances of the centers located in these hospitals. Excluding acquired and terminated centers, as of the date of this annual report, we entered into agreements with hospital partners to establish 102 new centers since the beginning of 2007. All of such agreements remain in force and 60 centers are already in operation.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2012, we had such agreements for seven centers. Unlike the centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the centers established under service-only agreements. Rather, we only manage such centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.

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

The framework agreement provides that it will only become effective upon our payment of RMB10.0 million in deposit to Chang’an Information Industry. As of the date of this annual report, we have not made such deposits. However, we provided Beijing Century Friendship with interest-free loans of RMB26.6 million, RMB29.6 million and RMB29.6 million (US$4.7 million) as of December 31, 2010, 2011 and 2012, respectively, for working capital purposes towards establishing the Beijing Proton Medical Center. Total development costs for the completion of Beijing Proton Medical Center are expected to be approximately RMB500.0 million to RMB600.0 million. We plan to fund the development of the Beijing Proton Medical Center with our working capital and bank loans.

We obtained the official approval for foreign investment from the Beijing Municipal Commission of Commerce in March 2012 and the business license from Beijing Administration for Industry and Commerce in July 2012 for the Beijing Proton Medical Center. We are currently in the process of obtaining other relevant government approval.

Guangzhou Taihe Cancer Hospital

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Taihe Cancer Hospital, a 400-bed specialty hospital in Guangzhou for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong province. In August 2012, Guangzhou Huanan Taihe Medical Technology Ltd was granted the land usage rights from the local land administrative bureau. On December 31, 2012, we have paid RMB25.6 million (US$4.1 million) for land usage rights. Currently, we are undertaking pre-construction design as well as other preparatory works. The construction is expected to commence during the second half of 2013.

Financing Leases

In 2011, we entered into financing lease agreements in connection with sales and leaseback agreement with several hospitals to which we lease radiotherapy, diagnostic and other equipment. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between 3 to 5 years. The net investment in financing lease is in the range of RMB3.9 million to RMB61.8 million, depending on the types of equipments subject to the leases in 2012.

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

Linear Accelerators External Beam Radiotherapy

As of December 31, 2012, we owned 27 linear accelerators and one MM50 intensity-modulated radiation therapy systems. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.

Gamma Knife Radiosurgery

A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2012, we owned 37 gamma knife systems, including 23 head gamma knife systems and 14 body gamma knife systems.

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

Diagnostic Imaging

Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner is a device that combines a positron emission tomography, or PET, scanner and a computed tomography, or CT, scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. Other diagnostic imaging services offered in our centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of the date of this annual report, we owned 19 PET-CT scanners and 25 MRI scanners.

Other Treatment and Diagnostic Modalities

Our network also includes centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2010, 2011 and 2012, revenues derived from centers that provide such other services were approximately 7.2%, 4.7% and 8.3%, respectively, of our total net revenues.

Our Hospital Business

We hold 52% equity ownership in Chang’an Hospital, a leading non-public general hospital located in Xi’an, Shaanxi Province. Chang’an Hospital is an international general hospital whose services include clinical care, healthcare, preventative care and medical research. Chang’an Hospital is listed as a contract hospital to the employee medical insurance in Xi’an city and Shaanxi province, to the new rural medical insurance in Xi’an city and Shaanxi province, to China Life Insurance and Ping-An Insurance. It is the first digitalized hospital in northwest China, and the first 24-hour-operating hospital. Chang’an Hospital currently operates 1,100 hospital beds, with 180,000 square meters floor area and 2,000 medical staff. Chang’an Hospital is the biggest and only Class-3 private hospital in the middle and west China region and its medical equipment include MM50, Novalis, 3.0T MRI, GE LightSpeed CT750 HD, PET-CT, SPECT, and DSA.

Medical Equipment Procurement

The medical equipment used in our network of centers and Chang’an Hospital is highly complex and there are usually a limited number of manufacturers worldwide that produce such equipment. We typically purchase the medical equipment used in our network and Chang’an Hospital directly from domestic manufacturers and through importers from overseas manufacturers.

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

For our specialty cancer hospitals, we intend to maintain full operating control over all clinical and non-clinical aspects of its operation, including direct supervision over medical decisions made by doctors.

Staffing

In addition to the operations director or project manager appointed by us to each center, we also typically staff each center with dedicated marketing and accounting personnel. Our hospital partners appoint medical directors to the centers and, except in very limited cases, they also assign all of the doctors and other medical personnel to the centers. However, we also help our hospital partners to recruit many of the doctors or medical personnel providing services at the center. We provide feedback to our hospital partners as to the suitability and performance of the doctors and other medical personnel at each center, and work with our hospital partners to ensure that each center is staffed with the most qualified and suitable personnel. In addition, we help our hospital partners to determine the compensation of doctors and other medical personnel providing services in our network of centers. We also, on a very limited basis, enter into employment agreements with doctors to work at centers in our network after consulting with our hospital partners where such centers are based. We are currently in the process of establishing specialty cancer hospitals such as Beijing Proton Medical Center . We will be responsible for employing and managing all personnel of these specialty cancer hospitals, including doctors and other medical personnel.

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

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Steve Sun, the chairman of the committee, Dr. Jianyu Yang, Dr. Zheng Cheng, Mr. Adam Jigang Sun, Ms. Xun Liu and one rotating regional director. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

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

We are not currently involved in any material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

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

Permits Required by Our Company

Medical Equipment Operating Enterprise Permits

The SFDA categorizes medical equipment into three classes according to the level of control by the government authorities that, in the judgment of the SFDA, is required for their safe and effective operation. Class I medical equipment are those medical equipment that require only an ordinary level of control in order to ensure their safe and effective operation. Class II medical equipment are those medical equipment that require a heightened level of control in order to ensure their safe and effective operation. Class III medical equipment are those medical equipment that are used to support or maintain human life, are implanted into the human body or otherwise pose a potential danger to the human body. Class III medical equipment require strict control in order to ensure their safe and effective operation. In order to ensure an adequate level of control in the operation of Class II and Class III medical equipment, enterprises that engage in the operation of such equipment, which include gamma knife systems, linear accelerators, MRI systems and PET-CT systems, must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency. As a result, our subsidiaries Shanghai Medstar, Beijing Yundu and Aohua Technology must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency pursuant to the Medical Equipment Supervision and Administration Regulation effective as of April 1, 2000. Each such permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All of our aforementioned subsidiaries have received medical equipment operating enterprise permit.

Radiation Safety Permits

As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Technology are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on December 6, 2008 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All of our aforementioned subsidiaries have received a radiation safety permit.

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

Leasing Company Permit

As foreign-invested companies engaged in the leasing or financial leasing business, certain of our subsidiaries must obtain a Foreign-invested Enterprise Approval Certificate from the MOFCOM or its competent local branch. Each such certificate will specify the permitted business scope of the foreign-invested company as either leasing or financial leasing. Foreign-invested leasing companies are permitted to operate their businesses for no more than 30 years after obtaining such certificates, after which time they are required to apply for and obtain an extension of the term of their certificate. Foreign-invested leasing companies are also required to observe the rules for the registered capital and total investment provided in the Company Law issued by the Standing Committee of National People’s Congress of the PRC on December 29, 1993, as amended from time to time, and other relevant regulations. Foreign-invested financial leasing companies, such as our subsidiaries Aohua Technology and Shanghai Medstar are, in addition to the aforementioned requirements for foreign-invested leasing companies, subject to the additional requirements of maintaining a registered capital level of at least US$10 million, having qualified professionals and having senior managers with professional qualifications and with no less than 3 years of management experience. Our subsidiaries Aohua Technology and Shanghai Medstar have each obtained a foreign-invested financial leasing company permit.

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

In accordance with the 2011-2015 National PET-CT Procurement Plan issued on September 30, 2011, by the Ministry of Health and the NDRC, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 270 from the date of the plan through the end of 2015, the new licenses cannot exceed 160. In accordance with the National Gamma Ray Stereotactic Head Radiosurgery System Procurement Plan issued on March 20, 2007 by the Ministry of Health and the NDRC, from the date of the plan through the end of 2010, the total number of large medical equipment procurement licenses issued for head gamma knife systems cannot exceed 60 nationwide. Procurement applications for head gamma knife equipment must be filed with the relevant provincial healthcare administrative authorities along with a feasibility report, which must be reviewed by such provincial authorities before it is submitted to the Ministry of Health for approval. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the centers in our network operate.

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the Ministry of Health or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained instead. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or an interim permit. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle, or SPV, formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the M&A Rule due to the fact that Shanghai Medstar was already foreign-invested enterprises before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

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

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,931 square meters, pursuant to lease agreements entered into in March 2009 each with a term of three years. The following table sets forth our other leased properties as of the date of this annual report:

D.	Property, Plant and Equipment

Location	Size (in square meters)	Expiration Date
Beijing	1930	May 2015
Beijing	107	February 2014
Shanghai	24	May 2013
Shanghai	342	April 2013
Shenzhen	522	December 2015

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

We owned the following primary medical equipment as of December 31, 2012, which are located in the various centers across our network:

Number of primary medical equipment owned(1) :
Linear accelerators(2)	30
Head gamma knife systems	23
Body gamma knife systems	14
PET-CT scanners	19
MRI scanners	25
Others(3)	25

Total	136

(1)	Excluding data from seven centers under service-only agreements as of December 31, 2012.

(2)	Including a MM50 intensity-modulated radiation therapy system.

(3)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation. Most of the centers in our network are established through long-term lease and management services arrangements typically ranging from six to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement but in certain circumstances are fixed for the duration of the arrangement. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners. In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million (US$39.9 million). After this acquisition, the results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 119 as of December 31, 2010 to 131 as of December 31, 2011 and 136 as of December 31, 2012. Our total net revenues increased to RMB662.3 million (US$106.3 million) in 2012 from RMB450.1 million in 2011 and RMB389.5 million in 2010, due primarily to business expansion and patient volume growth.

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

Our Ability to Expand Our Network of Centers

As of December 31, 2012, our network comprised 136 centers based in 76 hospitals, spanning 53 cities across 24 provinces and administrative regions in China. Our ability to expand our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new centers through entering into new arrangements with hospital partners or acquisitions from third parties and we expect this to continue to be the key driver for our future growth. Each additional center that we develop increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, new centers developed through our entering into new arrangements with hospital partners generally involve a ramp-up period during which time the operating efficiency of such centers may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional centers through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from centers established through acquisitions. Further, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network. Our ability to expand our network will depend on a number of factors, such as:

•	the reputation of our existing network of centers and doctors providing services in our network of centers;

•	our financial resources;

•	our ability to timely establish and manage new centers in conjunction with our hospital partners; and

•	our relationship with our hospital partners.

In 2010, we added 33 new centers to our network under similar lease and management services arrangements, of which 31 were under lease and management services arrangements, and two were under service-only agreements. We closed two centers in 2010 after their contracts expired. In 2011, we added 13 new centers to our network, of which 10 were under lease and management services arrangements, and 3 were under service-only agreements. We closed one center in 2011 after its contract expired. In 2012, we added 10 new centers to our network, of which 3 were under lease and management services arrangements, and 7 were under service-only agreements. We closed 5 centers in 2012 after their contract expired.

The Number of Patient Cases Treated in Our Network

Increasing the number of patient cases diagnosed and treated at our existing centers and hospital is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network based on factors such as the reputation of the center, the location of the center and the reputation of the doctors who provide services in the center. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers. There is also typically a ramp-up period for newly established centers during which time acceptance by doctors and patients of such new centers gradually pick up and the number of patient cases increase. The numbers of our treatment and diagnostic patient cases were 10,603 and 68,248 in 2012, respectively, representing 17.1 % and 57.3 % increases from 2011, respectively.

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

We are currently in the process of establishing specialty cancer hospitals that will be majority owned and operated by us. For such hospitals, we will need to hire a significant number of medical and other personnel and incur other start-up costs that will result in an increase in our operating expenses without a corresponding increase in revenues during the initial ramp-up period. As a result, our profitability may be negatively affected.

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

The Cost of Our Medical Equipment

Depreciation expense associated with the medical equipment that we purchase and use in the centers and our hospital represents a significant portion of our cost of revenues. Our ability to reduce the price of medical equipment purchased, thereby reducing the depreciation expense associated with the medical equipment purchased, will serve to increase our profitability. Our extensive network of centers has provided us with increased bargaining power with equipment manufacturers. We have entered into strategic agreements with certain medical equipment manufacturers in order to lower the average cost of our equipment. Such agreements provide that we will receive preferential pricing if we purchase a certain number of units of equipment from a manufacturer within a given period of time. However, we are not required by such agreements to commit to purchase a minimum number of units of equipment from such manufacturers or precluded from purchasing equipment from other manufacturers. We aim to continue to enter into additional strategic agreements with medical equipment manufacturers to further reduce the cost of our equipment in the future. Furthermore, we expect the purchase prices of our primary medical equipment to decrease over time as a result of technological advancement and increased competition.

Financial Impact of Our Acquisitions

The consideration we paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized.

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

In July 2010, we acquired 52% of the equity interest in CCICC for RMB103.2 million from Chang’an Hospital. In June 2012, we acquired, through Cyber Medical and Shanghai Medstar, 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million (US$39.9 million), which gave us effective control over the full capacity of 1,100 beds in Chang’an Hospital. After this acquisition, we plan to transform Chang’an Hospital into a full-service hospital with a special focus on cancer diagnosis and treatment services. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

Revenues

Our revenues consisted of revenues generated from our network and Chang’an Hospital. The following table sets forth the breakdown of our total net revenues for the years indicated.

	Year Ended December 31,
	2010		2011		2012
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except percentage)
Network	389,524	100.0	450,125	100.0	465,040	74,644	70.2
Hospital – medicine income	—	—	—	—	89,813	14,416	13.6
Hospital – medical service income	—	—	—	—	107,496	17,254	16.2

Total net revenues	389,524	100.0	450,125	100.0	662,349	106,314	100.0

Network

The majority of our revenues generated from our network are directly related to the number of patient cases treated in our network. We receive a contracted percentage of each center’s revenue net of specified operating expenses. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the centers. The specified operating expenses of centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Corporate level expenses that cannot be directly attributable to one center are typically accounted for as our cost of revenues. In addition, under certain lease and management services arrangements with our hospital partners, certain of the center-incurred expenses may be accounted for as our cost of revenues rather than as the expenses of the centers. Our contracted percentages typically range from 50% to 90% and are typically adjusted on a declining scale over the term of the arrangement. In certain circumstances, the contracted percentage is fixed for the duration of the arrangement. Revenues derived from such centers are accounted for as “lease and management services” on our consolidated statement of operation.

We also provide management services to a limited number of centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each center equal to a contracted percentage of the center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2012, we managed seven centers under service-only agreements.

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

In the past, we have recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB1.4 million, RMB16.1 million and RMB3.1 million (US$0.5 million) as of December 31, 2010, 2011 and 2012, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2010, 2011 and 2012, net revenue derived from our top five hospital partners amounted to approximately 31.8%, 33.0% and 22.9%, respectively, of our total net revenues. Our largest hospital partner accounted for 12.3%, 14.3%, and 6.9%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.

Chang’an Hospital was the largest hospital partner in terms of revenue contribution for the year ended December 31, 2011 and accounted for approximately 14.3% of our total net revenues in 2011. In August 2009, we purchased the six units of the medical equipment housed in six centers from Chang’an Hospital. We provided management services to Chang’an Hospital through a lease and management services agreement. Under such lease and management services agreement, we received a contracted percentage of each center’s revenue net of specified operating expenses. The contracted percentage was adjusted based on a declining scale over the term of the agreement. In July 2010, we acquired from Chang’an Hospital through our subsidiary Cyber Medical 52% of the equity interest in CCICC for RMB103.2 million. CCICC currently owns the relevant building and land in which Chang’an Hospital is located, including the five centers that we currently manage for Chang’an Hospital.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of centers	Aggregate revenues in 2012		Percentage to total revenues
		RMB’000	US$’000
2013	2	11,291	1,812	1.7%
2014	2	6,598	1,059	1.0%
2015	9	16,277	2,613	2.5%
2016	2	8,680	1,393	1.3%
2017	18	72,919	11,704	11.0%
Total	33	115,765	18,581	17.5%

Hospital

In June 2012, we acquired, through our subsidiaries Cyber Medical and Shanghai Medstar, 52% of the equity interest in Chang’an hospital for a total consideration of approximately RMB248.8 million (US$39.9 million). The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012. Revenues generated from Chang’an Hospital were RMB197.3 million (US$31.7 million) in 2012, which consisted of revenues generated from:

•	medicine income in the amount of RMB89.8 million (US$14.4 million) in connection with sales of medicine in connection with our treatment of patients at Chang’an Hospital; and

•	medical service income in the amount of RMB107.5 million (US$17.2 million) in connection with service fees we charged on medical treatments we provided to our patients at Chang’an Hospital.

We are subject to approximately 5% business tax and related surcharges on certain of our revenues, except as described in our accompanied consolidated financial statements. Such taxes and surcharges amounted to RMB17.5 million, RMB23.2 million and RMB22.5 million (US$3.6 million) in 2010, 2011 and 2012, respectively, and are deducted prior to deriving our total net revenues. In addition, revenue derived from the sale of medical equipment are net of value-added tax of 17% which amounted to RMB1.2 million, RMB0.6 million and RMB0.3 million (US$42,000) in 2010, 2011 and 2012, respectively.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues:
Network	122,700	31.5	159.416	35.4	169,905	27,272	25.6
Hospital – medicine cost	—	—	—	—	76,590	12,293	11.6
Hospital – medical service	—	—	—	—	90,709	14,560	13.7
Total cost of revenues	122,700	31.5	159,416	35.4	337,204	54,125	50.9

Gross Profit	266,824	68.5	290,709	64.6	325,145	52,189	49.1
Operating expenses:
Selling expenses(1)	17,150	4.4	37,453	8.3	53,911	8,653	8.1
General and administrative expenses (1)	66,789	17.1	80,628	17.9	71,754	11,517	10.8
Asset impairment	3,219	0.8	333,934	74.2	3,360	539	0.5

Other operating income	—	—	—	—	10,433	1,675	1.6

Total operating expenses	87,158	22.4	452,015	100.4	118,592	19,034	17.9

(1)	Our selling expenses included share-based compensation in the amount of RMB2.5 million, RMB2.4 million and RMB2.3 million (US$0.4 million) in 2010, 2011 and 2012, respectively, which was related to certain share options granted in 2009 and 2011. Our general and administrative expenses included share-based compensation expenses in the amount of RMB7.0 million, RMB6.9 million and RMB6.8 million (US$1.1 million) in 2010, 2011 and 2012, respectively, which was related to certain share options granted in 2009 and 2011. We didn’t grant any share options under our 2008 share incentive plan in 2010 and 2012.

Cost of Revenues

Network

Our cost of revenues for network business primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in our network of centers and other costs, including material cost of disposal medical supplies. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. Our amortization of acquired intangibles in connection with the OMS reorganization, the acquisition of China Medstar, Tianjin Kangmeng Radiology Equipment Management Co., Ltd., Chang’an Hospital and other businesses was RMB26.5 million, RMB25.1 million and RMB28.7 million (US$4.6 million) in 2010, 2011 and 2012, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB25.1 million and RMB18.2 million annually between 2013 and 2016.

Hospital

Our cost of revenues for hospital business primarily consists of costs associated with the operations of Chang’an Hospital after the consolidation of its financial results. Such costs of revenue included depreciation and amortization of the properties, buildings and equipment that are used by Chang’an Hospital, the salaries and benefits associated with its medical and non-medical personnel and overhead costs, which include the cost of materials for medical procedures and utility, repair and maintenance expenses. Our cost of revenues for medicine and medical services for Chang’an Hospital in 2012 was RMB76.6 million (US$12.3 million) and RMB90.7 million (US$14.6 million), respectively, representing 11.6% and 13.7% of total net revenues of 2012, respectively. As a result, the gross margin for medicine and medical service income for Chang’an Hospital in 2012 was 14.7% and 15.6%, respectively, as compared to the gross margin of 63.5% for network business.

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and specialty cancer hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses have increased in absolute amount from 2010 through 2012 as a result of increased efforts to expand our network of centers and our specialty cancer hospitals. We expect our selling expenses to continue to increase in absolute amount in the future, in line with the expansion of our network and the growth in our total net revenues. Our selling expenses include share-based compensation, RMB2.5 million in 2010, RMB2.4 million in 2011 and RMB2.3 million (US$0.4 million) in 2012.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2010, 2011 and 2012 that amounted to RMB7.0 million, RMB6.9 million and RMB6.8 million (US$1.1 million), respectively. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network of centers and the growth in our total net revenues.

Asset Impairment. Our asset impairment was RMB3.2 million, RMB333.9 million and RMB3.4 million for the year ended December 31, 2010, 2011 and 2012. The significant increase in asset impairment in 2011 was mainly due to a one-time goodwill impairment of RMB300.2 million (US$47.7 million) and a provision of deposits for purchase of property, plant and equipment of RMB20.7 million (US$3.3 million). For more details, see “—Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010—Asset impairment.”

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

On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 and November 26, 2011 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase a total of 4,765,800 ordinary shares at exercise prices of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We have incurred share-based compensation expenses of RMB9.6 million in 2010, RMB9.2 million in 2011 and RMB9.1 million (US$1.5 million) in 2012 related to such options. We did not grant any option under our 2008 share incentive plan in 2010 and 2012.

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

United States

We did not have any assessable profits subject to the United States profits tax in 2010, 2011 and 2012. We do not anticipate having any income subject to income taxes in the United States in the foreseeable future.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2010, 2011 and 2012. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

We did not have any assessable profits subject to the Singapore profits tax 2010, 2011 and 2012. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.

People’s Republic of China

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The EIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Our PRC subsidiaries are subject to the tax rate of 25% in 2012.

The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, an “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “effective management organizations” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require our overseas registered entities to be treated as PRC tax resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income.

Under the EIT Law, a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to the PRC-HK DTA, Notice 112, Notice 601 and Guoshuihan [2009] No.81, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise continuously in the last 12 months before distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if the Cayman Islands holding company and our Hong Kong subsidiary are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiary is considered to be a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. If we are considered as non-resident enterprise and required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

Revenue Recognition

Revenue mainly consists of network and hospital revenue. The majority of our network revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with us. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system, collectively, medical equipment, at the hospital, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from us or through another vendor or sale of medical equipment.

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

We are subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services except for that disclosed in note 24 of our consolidated financial statements. We have recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the years ended December 31, 2010, 2011 and 2012 are approximately RMB17.5 million, RMB23.2 million and RMB22.5 million (US$3.6 million), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees are also deferred and will be recognized only upon recognition of the deferred revenue.

Lease and management services

We enter into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. Pursuant to these arrangements, we receive a percentage of the net profit (“profit share” as defined in the arrangement) of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services determined in accordance with the terms of the arrangement.

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

ASC 840 is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, or SAB 104, is applied to other elements of the arrangement not within the scope of ASC 840.

The lease rentals and management service receivable under the lease arrangement are based entirely on a profit sharing formula, or contingent rent feature. The profitability of the business unit is not only dependent on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectability of these minimum lease payments are not considered reasonably predictable and there are also inherent uncertainties regarding the future costs to be incurred by us relating to the arrangement. Given these uncertainties, we account for all of these lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, we recognize revenue when a lease payment under the arrangement become fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met. For the years ended December 31, 2010, 2011 and 2012, we had revenue from lease and management services in the amount of RMB349.2 million, RMB380.5 million and RMB412.3 million (US$66.2 million), respectively. Revenue derived from lease and management services is recorded as network revenue in the consolidated statements of comprehensive income.

Management services

We provide stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit, or revenue share, or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, i.e. when the revenue share under the arrangement is determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term. During the years ended December 31, 2010, 2011 and 2012, we had revenue from management services in the amount of RMB22.8 million, RMB33.6 million and RMB11.9 million (US$1.9 million), respectively. Revenue derived from management services is recorded as network revenue in the consolidated statements of comprehensive income.

Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition, we records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2010 2011 and 2012, we had medical equipment sales, of RMB3.5 million, RMB1.6 million and RMB1.5 million (US$0.2 million), net of 17% value-added tax of approximately RMB1.2 million, RMB0.6 million and RMB0.3 million (US$42,000), respectively. Revenue derived from medical equipment sales is recorded as network revenue in the consolidated statements of comprehensive income.

Trial operations of CCICC

Pursuant to the supplemental agreement entered into between us and Chang’an Hospital, CCICC recognized other revenue amounting to RMB8.3 million, RMB23.7 million and RMB9.9 million (US$1.6 million), respectively, for the years ended December 31, 2010, 2011 and 2012 in relation to the operations of the oncology center of Chang’an Hospital during the trial period from July 1, 2010 to the acquisition date of Chang’an Hospital, respectively. Following the acquisition of Chang’an Hospital, the results of Chang’an Hospital have been subject to consolidation by us.

Direct financing lease income

Pursuant to ASC 840, we record revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2010, 2011 and 2012, we had financing lease income of RMB5.1 million, RMB9.2 million and RMB20.4 million (US$3.3 million), net of taxes, respectively. Income derived from direct financing leases is recorded as network revenue in the consolidated statements of comprehensive income.

Hospital revenue

Hospital revenue is classified into medicine income and clinical services. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Clinical services include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with SAB 104, when the medicine or clinical services are delivered.

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

Network. Fees for medical services provided at the centers are paid directly to our hospital partners by patients and we are not responsible for patient billing and fee collection. Medical service fees in China are typically paid in full upfront by patients prior to receiving services. Generally, patients claim reimbursements, if any is available under the applicable public or private medical insurance plans. As a result, hospitals do not generally experience bad debt problems. However, the healthcare reform announced by the PRC government in January 2009 has introduced pilot public medical insurance plans. Under these plans patients are only responsible for paying their deductible amounts upfront and hospitals are responsible for seeking reimbursements from the relevant government authorities after the treatments are provided. Certain of the hospitals in which some of the centers in our network are based are involved in such pilot medical insurance plan. We do not expect such change in payment timing to have a direct effect on our ability to collect our contracted percentage from our hospital partners. However, the ability of our hospital partners to collect medical service fees from the government authorities in a timely manner may affect the timing of payments made by our hospital partners to us as a result.

Hospital. Chang’an Hospital is involved in the pilot medical insurance plan and as such, we are responsible for seeking reimbursements for Chang’an Hospital from the relevant government authorities after the treatments are provided.

The following table sets forth our account receivables by age and pay or type as of the date indicated:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB’000
Network
Accounts receivable	131,296	28,359	8,348	3,389	171,392
Allowance for doubtful accounts	—	—	(350)	(2,741)	(3,091)
Accounts receivable, net	131,296	28,359	7,998	648	168,301
Hospital
Accounts receivable	34,461	5,495	1,532	518	42,006
Allowance for doubtful accounts	—	—	—		—
Accounts receivable, net	34,461	5,495	1,532	518	42,006

We track the amount and age of our account receivables on a per payor basis. The project managers are required to investigate any receivable over RMB0.5 million and whose age exceeds 180 days, and prepare a credit report with a follow-up plan or payment schedule from the payor. If we did not collect the respective receivable after implementation of such follow-up plan or payment schedule, our senior management will assess the situation and follow-up with alternatives to collect the outstanding amount, including utilizing an escrow account or a security and deposit agreement, either of which require the involvement of a third party financial institution, and/or amending the payor’s contractual billing/pay terms in order to reduce or eliminate credit exposure. For any outstanding amount of account receivable that we fail to collect after exhausting the above mentioned methods, the establishment of sufficient reserves for potentially uncollectible receivable balances are required.

We attempt to collect accounts receivables within the hospital payment terms. Standard payment terms are typically 90 days after invoice date. Hospital payment terms vary from one another. Any departure from the standard hospital payment term must be approved by the chief financial officer and/or the finance controller.

Our management evaluates our account receivable on a quarterly basis. As of the date of this annual report, we do not expect any material uncertainties which would affect the future realization of revenues.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our goodwill and acquisition related intangible assets outstanding at December 31, 2011 and 2012 were related to the our acquisition of China Medstar, Yundu, Chang’an Hospital and other businesses. In accordance with ASC 350, Intangibles, Goodwill (“ASC 350”), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

The goodwill testing utilizes a two-step impairment analysis, whereby we compare the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. We recognize an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value. We adopted ASU No. 2011-08, Intangibles—Goodwill and Other, or ASU No. 2011-08, in 2012, pursuant to which We can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

We performed a qualitative assessment for the hospital reporting unit as of December 31, 2012. Based on the requirements of ASU No. 2011-08, we evaluated concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting, among other things, the performance of Chang’an Hospital since the acquisition in June 2012, which was in line with management’s expectation. As a result, we unit, and further impairment testing on goodwill was unnecessary.

Intangible Assets, net

Intangible assets relate to customer relationships, operating leases, medical insurance coverage and radiotherapy permit that are not considered to have an indefinite useful life. These intangible assets are amortized on a straight line basis over the economic life. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that existed on the date of acquisition and are amortized over the term of the leases. The medical insurance coverage as an approved healthcare provider is issued by the medical insurance authority, based on which the hospital can join in the medical insurance network and can be reimbursed by the medical insurance authority for medical services provided to the patients who have been covered by medical insurance included in social insurance or other contribution, which is amortized over the remaining business license period. Radiotherapy permit is a legal license issued by government for deploying and operating radiotherapy equipment in a hospital, the economic live of this license is assessed to be the estimated remaining useful lives of the radiotherapy equipment.

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

Share-based compensation

Our employees participate in our share-based scheme which is discussed in more details under note 25. Share-based awards granted to employees are accounted for under ASC718, Compensation-Stock Compensation, or ASC 718.

In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Business combination

We account for business combinations using the purchase method of accounting in accordance with ASC 805. ASC 805 requires us to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the non-controlling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our comprehensive income until such time as to when the contingency is resolved.

We derive estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the intangible assets and pre-existing agreements included but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate deriving assumptions regarding the period of time that the related benefits would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We adopted ASC 740, Income Taxes, which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, we recognize in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax positions which is included in the “accrued expenses and other liabilities” account and “accrued unrecognized tax benefits and surcharges, non-current portion” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Segment reporting

In accordance with ASC 280, Segment Reporting, our chief operating decision maker, or CODM, has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of us. Previously, we consisted of only one segment relating to network business. Following the acquisition of Chang’an Hospital, the CODM reviews the results of the network and hospital businesses when making decisions about allocating resources and assessing performance of us. Our CODM evaluates segment performance based on revenues and profit by the network and hospital segments. The accounting policies used in its segment reporting are the same as those used in the preparation of our consolidated financial statements. As substantially all of our long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operation Data
Revenues, net of business tax, value-added tax and related surcharges:
Network	389,524	100.0	450,125	100.0	465,040	74,644	70.2
Hospital-medical income	—	—	—	—	89,813	14,416	13.6
Hospital-medical service income	—	—	—	—	107,496	17,254	16.2

Total net revenues	389,524	100.0	450,125	100.0	662,349	106,314	100.0
Cost of revenues:
Network	(122,700)	(31.5)	(159,416)	(35.4)	(169,905)	(27,272)	(25.7)
Hospital-medical cost	—	—	—	—	(76,590)	(12,293)	(11.6)
Hospital-medical service cost	—	—	—	—	(90,709)	(14,560)	(13.7)
Total cost of revenues	(122,700)	(31.5)	(159,416)	(35.4)	(337,204)	(54,125)	(50.9)

Gross profit	266,824	(68.5)	290,709	64.6	325,145	52,189	49.1
Operating expenses:
Selling expenses (1)	(17,150)	(4.4)	(37,453)	(8.3)	(53,911)	(8,653)	(8.1)
General and administrative expenses (2)	(66,789)	(17.1)	(80,628)	(17.9)	(71,754)	(11,517)	(10.8)
Asset impairment	(3,219)	(0.8)	(333,934)	(74.2)	(3,360)	(539)	(0.5)

Other operating income	—	—	—	—	10,433	1,675	1.6

Operating income (loss)	179,666	46.1	(161,306)	—	206,553	33,155	31.2
Interest expense	(7,448)	(1.9)	(6,454)	(1.4)	(16,255)	(2,609)	(2.5)
Foreign exchange loss	(5,436)	(1.4)	(10,975)	(2.4)	(101)	(16)	0.0
Gain (loss) from disposal of equipment	543	0.1	—	—	(1,072)	(172)	(0.2)
Interest income	7,865	2.0	13,357	3.0	5,895	946	0.9
Share of net profit of equity investee	—	—	—	—	1,790	287	0.3
Other (expense) income	(399)	(0.1)	346	0.1	144	23	0.0

Income (loss) before income taxes	174,791	44.9	(165,032)	(36.7)	196,666	31,568	29.7
Income tax expenses	(43,873)	(11.3)	(46,320)	(10.3)	(62,186)	(9,982)	(9.4)

Net income (loss)	130,918	33.6	(211,352)	—	134,480	21,568	20.3

(1)	Our selling expenses included share-based compensation of RMB2.5 million in 2010, RMB2.4 million in 2011 and RMB2.3 (US$0.4 million) in 2012.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2008, 2009 , 2011 and 2012 of RMB0.7 million, RMB7.0 million , RMB6.9 million and RMB6.8 million , respectively.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Total Net Revenues. Our total net revenues increased by 27.2% to RMB662.3 million for the year ended December 31, 2012 from RMB450.1 million for the year ended December 31, 2011, primarily due to the consolidation of income generated from Chang’an Hospital and an increase of approximately 54.1% in patient cases from existing centers and increase in patient cases as a result of the opening of 10 new centers in 2012.

Cost of Revenues. Total cost of revenues increased by 63.5% to RMB337.2 million for the year ended December 31, 2012 from RMB159.4 million for the year ended December 31, 2011. This increase was largely in line with the increase in our revenues. Cost of revenues as a percentage of our total net revenues increased to 50.9% for the year ended December 31, 2012 from 35.4% for the year ended December 31, 2011, primarily due to the consolidation of financial results of Chang’an Hospital and the higher cost of revenues as a percentage of total net revenues associated with the newly-opened centers during their ramp-up period.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 7.3% to RMB325.1 million for the year ended December 31, 2012 from RMB290.7 million for the year ended December 31, 2011. Our gross margin decreased to 49.1% for the year ended December 31, 2012 from 64.6% for the year ended December 31, 2011 primarily due to the consolidation of results of operation of Chang’an Hospital which had lower gross margins for both its medicine and medical service incomes as compared to the network business.

Operating Expenses. Our operating expenses decreased by 73.8% to RMB118.6 million for the year ended December 31, 2012 from RMB452.0 million for the year ended December 31, 2011 primarily due to (i) a significant decrease in asset impairment, (ii) a reverse of bad debt provision.

Selling Expenses. Our selling expenses increased by 43.9% to RMB53.9 million for the year ended December 31, 2012 from RMB37.5 million for the year ended December 31, 2011. This increase in our selling expenses was primarily due to a significant increase in salary and employee benefit to approximately RMB9.6 million for the year ended December 31, 2012 from RMB2.4 million for the year ended December 31, 2011.

General and Administrative Expenses. Our general and administrative expenses decreased by 11.0% to RMB71.8 million for the year ended December 31, 2012 from RMB80.6 million for the year ended December 31, 2011. This decrease was primarily due to a reverse of bad debt provision in the amount of RMB10.6 million.

Operating Income. As a result of the foregoing, our operating income was RMB206.6 million for the year ended December 31, 2012 as compared to a net loss of RMB161.3 million for the year ended December 31, 2011.

Interest Expense. Our interest expense increased by 151.9% to RMB16.3 million for the year ended December 31, 2012 from RMB6.5 million for the year ended December 31, 2011.

Foreign Exchange Loss. Our foreign exchange loss decreased significantly to RMB0.1 million for the year ended December 31, 2012 from RMB11.0 million for the year ended December 31, 2011. The decrease was primarily due to a lower cash deposit in U.S. dollars in 2012.

Interest Income. Our interest income decreased significantly to RMB5.9 million (US$0.9 million) for the year ended December 31, 2012 from RMB13.4 million for the year ended December 31, 2011. This decrease was due primarily to the decrease of our cash balance.

Income Taxes. Our income tax expense increased by 34.3% to RMB62.2 million (US$10.0 million) for the year ended December 31, 2012 from RMB46.3 million for the year ended December 31, 2011. This increase was due primarily to tax expenses recognized in connection with the acquisition of Chang’an Hospital and increase in gross profit for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Net Income. As a result of the foregoing, our net income was RMB134.5 million (US$21.6 million) for the year ended December 31, 2012 as compared to incurred a net loss of RMB211.4 million for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Total Net Revenues. Our total net revenues increased by 15.6% to RMB450.1 million for the year ended December 31, 2011 from RMB389.5 million for the year ended December 31, 2010, primarily due to the expansion of our business which resulted in an increase in patient cases from both existing centers and the 13 newly opened centers in 2011.

Cost of Revenues. Total cost of revenues increased by 29.9% to RMB159.4 million for the year ended December 31, 2011 from RMB122.7 million for the year ended December 31, 2010. Cost of revenues as a percentage of our total net revenues increased to 35.4% for the year ended December 31, 2011 from 31.5% for the year ended December 31, 2010. This increase was due primarily to:

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

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 9.0% to RMB290.7 million for the year ended December 31, 2011 from RMB266.8 million for the year ended December 31, 2010. Our gross margin decreased to 64.6% for the year ended December 31, 2011 from 68.5% for the year ended December 31, 2010. This decrease was due primarily to the increased cost of revenues and relatively flat revenue growth.

Operating Expenses. Our operating expenses increased significantly to RMB452.0 million for the year ended December 31, 2011 from RMB87.2 million for the year ended December 31, 2010. This increase was due to the following charges and expenses:

Asset Impairment Charge. For the year ended December 31, 2011, we incurred asset impairment charge of RMB333.9 million, the majority of which was a one-time goodwill impairment charge of RMB300.2 million. A substantial portion of goodwill on our balance sheet related to the acquisitions by our predecessor before our initial public offering in December 2009. In performing our annual impairment assessment for the year of 2011, the decline in our market capitalization in comparison to the carrying value of our net assets caused our management to perform a hypothetical purchase allocation in accordance with U.S. GAAP. Based on the hypothetical purchase allocation, the management concluded that the implied value of goodwill is zero and consequently recorded a goodwill impairment charge of RMB300.2 million for the year of 2011. The charge is a non-cash item and will not affect our cash flows, liquidity position or borrowing capacity under our credit facilities; and is excluded from our financial results in evaluating financial covenants under our credit agreements. We also recognized a provision of deposits for purchase of property, plant and equipment of RMB20.7 million for certain deposits we made for purchase of equipment due to uncertainty in connection with the collectability of such equipment deposits.

Selling Expenses. Our selling expenses increased by 118.0% to RMB37.5 million for the year ended December 31, 2011 from RMB17.2 million for the year ended December 31, 2010. Selling expenses as a percentage of our total net revenues increased to 8.3% for the year ended December 31, 2011 from 4.4% for the year ended December 31, 2010. The increase was due primarily to the increase in office expenses, conference expenses and advertising and promotion expenses as a result of the expansion of our business and our increased sales and marketing efforts.

General and Administrative Expenses. Our general and administrative expenses increased by 20.7% to RMB80.6 million for the year ended December 31, 2011 from RMB66.8 million for the year ended December 31, 2010. This increase was due primarily to a significant increase in bad debt provision to RMB14.8 million in the year ended December 31, 2011 from RMB0.6 million in the year ended December 31, 2010 due to uncertainty in connection with the collectability of outstanding receivables. The charge will be reversed at collection or installation of the related equipment.

Operating Loss. As a result of the above, we incurred an operating loss of RMB161.3 million in year ended December 31, 2011.

Interest Expense. Our interest expense decreased by 12.2% to RMB6.5 million for the year ended December 31, 2011 from RMB7.4 million for the year ended December 31, 2010, primarily as a result of the decrease in our bank borrowings.

Foreign Exchange Loss. Our foreign exchange loss increased by 101.9% to RMB11.0 million for the year ended December 31, 2011 from RMB5.4 million for the year ended December 31, 2010, due primarily to depreciation of our cash balances held in U.S. dollars against the Renminbi.

Interest Income. Our interest income increased by 69.8% to RMB13.4 million for the year ended December 31, 2011 from RMB7.9 million for the year ended December 31, 2010, due primarily to the increase in bank deposit interest rate.

Income Taxes. Our income tax expense increased by 5.6% to RMB46.3 million for the year ended December 31, 2011 from RMB43.9 million for the year ended December 31, 2010. This increase was due primarily to increase in our taxable profits, as well as a higher effective enterprise income tax.

Net Loss. As a result of the above, we incurred a net loss of RMB211.4 million for the year ended December 31, 2011, as compared to a net income of RMB130.9 million for the year ended December 31, 2010.

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

We had net current liabilities of RMB6.4 million (US$1.0 million) as of December 31, 2012 primarily due to cost incurred in connection with the acquisition of equity interests in Chang’an Hospital and Texas MD Anderson Cancer Center Proton Therapy Center in 2012. As of December 31, 2012, we had RMB75.4 million (US$12.1 million) in cash, RMB383.1 million (US$61.5 million) in short-term borrowings outstanding, of which RMB258.1 million (US$41.4 million) was secured by restricted cash deposited in local banks, and RMB492.4 million (US$79.0 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
			(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	190,972	137,102	259,515	41,656
Net cash used in investing activities (1)	(529,468)	(494,867)	(659,290)	(105,823)
Net cash (used in) generated from financing activities	(154,933)	41,785	255,932	41,081
Exchange rate effect on cash	(8,027)	(725)	147	22
Net decrease in cash	(501,456)	(316,705)	(143,696)	(23,064)
Cash at beginning of the year	1,037,239	535,783	219,078	35,164
Cash at end of the year	535,783	219,078	75,382	12,100

(1)	Net cash used in investing activities in 2010, 2011 and 2012 included acquisitions, net of cash acquired, of RMB45.0 million, RMB20.3 million and RMB223.4 million, respectively.

Net Cash Generated from Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners and cash payments that we made in connection with establishing new centers.

Net cash generated from operating activities was RMB259.5 million (US$41.7 million) for the year ended December 31, 2012 consisting primarily of cash received from hospital partners.

Net cash generated from operating activities was RMB137.1 million for the year ended December 31, 2011 consisting primarily of cash received from hospital partners, which was reduced by an increase in accounts receivable of RMB94.7 million and increase in deposit for non-current assets for RMB35.2 million.

Net cash generated from operating activities was RMB191.0 million for the year ended December 31, 2010, consisted primarily of cash received from hospital partners, which was reduced by an increase in notes and accounts receivable of RMB58.4 million and an increase in deposits for non-current assets and prepayment in land use right of RMB55.5 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was RMB659.3 million (US$105.8 million) consisting primarily of (i) investment in equity method investments of RMB228.7 million mainly in connection with the acquisition of The University of Texas MD Anderson Cancer Center Proton Therapy Center, (ii) acquisitions and net of cash acquired of RMB223.4 million mainly in connection with the acquisition of Chang’an Hospital, (iii) deposits paid for purchase of non-current assets of RMB218.8 million mainly in connection with purchase of equipment, and (iv) Net investment in direct financing leases of RMB115.4 million.

Net cash used in investing activities for the year ended December 31, 2011 was RMB494.9 million consisting primarily of (i) deposit paid for purchase of equipments of RMB239.2 million, (ii) investment in held to maturity security of RMB100.5 million at Shanghai Jinqiao branch of the Agriculture Bank of China, (iii) net investment in direct financing leases of RMB74.1 million, (iv) purchase of time deposits of RMB50.4 million and (v) payment of acquisitions, net of cash acquisition of RMB20.3 million.

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

Net Cash Generated from (Used in) Financing Activities

Net cash generated from financing activities for the year ended December 31, 2012 was RMB255.9 million (US$ 41.1 million). Net cash generated from financing activities for the year ended December 31, 2012 was due primarily to (i) proceeds from long-term bank borrowings of RMB518.7 million and (ii) proceeds from short-term bank borrowings of RMB258.1 million, which was partially offset by (i) increase in restricted cash of RMB259.5 million as bank deposit (ii) repayment of long-term bank borrowings of RMB112.6 million and (iii) Increase in loan to a non-controlling interest of a subsidiary of RMB100.0 million.

Net cash generated from financing activities for the year ended December 31, 2011 was RMB41.8 million. Net cash generated from financing activities for the year ended December 31, 2011 was due primarily to (i) repayment of our short-term bank borrowings of RMB113.0 million, (ii) decrease in restricted cash of RMB91.5 million as a result of the release of certain time deposit, (iii) repayment of our long-term borrowings of RMB62.3 million, (iv) dividend we paid to ordinary shareholders of RMB55.2 million, partially offset by proceeds from long-term bank borrowings of RMB142.5 million and proceeds from short-term bank borrowings of RMB45.0 million and (v) RMB6.9 million used for the repurchase of our ordinary shares pursuant to our share repurchase program.

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

Acquisitions and Capital Expenditures

We entered into an agreement in April 2010 to acquire four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd. The acquisition payment was made from cash generated from our operating cash flows. Furthermore, we have acquired 52% of the equity interest in Chang’an CMS International Cancer Center for RMB103.2 million from Chang’an Hospital in July 2010. Chang’an CMS International Cancer Center currently owns part of the land use right and the building in which Chang’an Hospital is currently located. We acquired certain medical equipment located in Chengdu Military Hospital and the related business from a third party for cash consideration of RMB18 million in January 2011.

In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million (US$39.9 million).

In December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center for a total consideration of approximately RMB201.2 million (US$32.3 million).

In 2010, 2011 and 2012, our capital expenditures totaled RMB405.0 million, RMB257.6 million and RMB284.7 million (US$45.7 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2012 consisted primarily of medical equipment, and increased by 10.6 % as compared to 2011 because business development. Capital expenditure in 2011 consisted primarily of deposits paid for purchase of equipment, and decreased by 36.4% as compared to 2010 as we opened less new centers in 2011 compared with 2010. Our capital expenditures in 2010 included the CCICC acquisition for the total consideration of approximately RMB103.2 million. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five remaining centers in which these six units of equipment are located.

We estimate that our expected aggregate capital expenditures in 2013 will be approximately RMB80 million to RMB200 million, which we will use mainly for the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the purchase of medical equipment and for the establishment of our specialty cancer hospitals.

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

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. We will adopt ASU 2013-02 in periods beginning January 1, 2013 and do not expect the adoption to have a material impact on our consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters, which is intended to resolve the diversity in practice about whether ASC 810-10 or ASC 830-30 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity by requiring a parent deconsolidate a subsidiary or derecognize a group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) if the parent ceases to have a controlling financial interest in that group of assets. This standard is effective for the first interim or annual period beginning after December 15, 2014, with early adoption permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Total	Less than 1 year	1-3 years	More than 3 years
Short-term debt obligations-principal	383,083	383,083	—	—
Short-term debt obligations-interest	14,381	14,381	—	—
Long-term debt obligations-principal	492,374	191,473	292,841	8,060
Long-term debt obligations-interest	29,273	11,517	17,267	490
Capital lease obligations	2,611	2,611	—	—
Operating lease obligations	24,828	9,685	15,143	—
Purchase obligations	69,081	69,081	—	—

Total	1,015,631	681,831	325,251	8,550

Our short- and long-term debt obligations as of December 31, 2012 represent bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2012 had a weighted average interest rate of 4.72% per annum. Our long-term bank borrowing outstanding as of December 31, 2012 had a weighted average interest rate of 6.07% per annum.

As of December 31, 2012, we had RMB383.1 million (US$61.5 million) in short-term borrowings outstanding, of which RMB258.1 million (US$41.4 million) was secured by restricted cash deposited in local banks, and RMB492.4 million (US$79.0 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding.

As of December 31, 2012, our operating lease obligation for 2013, 2014, 2015 and 2016 and thereafter are RMB9.7 million (US$1.6 million), RMB9.1 million (US$1.5 million) RMB5.5 million (US$0.9 million), and RMB0.7 million (US$92 thousand) respectively.

As of December 31, 2012, we had purchase obligation for certain medical equipment that amounted to RMB69.1 million (US$11.1 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	41	Chairman, chief executive officer
Zheng Cheng	48	Director, president and chief operating officer
Adam Jigang Sun	45	Chief financial officer
Steve Sun	51	Director, Chairman of the Investment Committee
Jing Zhang	48	Chief administrative officer
Yaw Kong Yap	48	Senior vice president
Jie Xin	38	Director
Feng Xiao	40	Director
Frank Ren	48	Director
Elaine Zong	41	Independent director
Denny Lee	44	Independent director
Weibo Yin	81	Independent director

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

Dr. Zheng Cheng has served as our president since November 2011 and has served as chief operating officer since 2008 and remains to be a director. He served as co-chairman of the board from 2008 to 2011. Dr. Cheng was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Dr. Cheng served as division chief of steel products of China National Defense Military Material General Company from 1992 to 1996 and military physician in the Department of Cerebral Surgery of the Beijing Air Force General Hospital from 1986 to 1992 and in the No. 1 Field Clinic of Yunnan Laoshan Frontier in 1986. Dr. Cheng received his bachelor’s degree in clinical neurosurgery from the First Military Medical University of the People’s Liberation Army of China in 1986. Dr. Cheng is a qualified clinical surgeon in China.

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

Mr. Steve Sun is a director and the chairman of the investment committee. He served as co-chairman of the board from 2008 to 2011. He was also our chief financial officer from 2009 to 2011. Mr. Sun was a director and the president of Aohua Medical from 2006 to 2008. Prior to joining our company, Mr. Sun served as the chief operating officer of Sunshine 100 Real Estate Group, a Beijing-based real estate company, from 2004 to 2005 and executive vice president of AE Capital Markets Inc., a New York-based investment bank, from 1997 to 2000. Mr. Sun received a master’s degree in business management from the University of Chicago in 1996, a master’s degree in operational research from Xidian University in 1985 and a bachelor’s degree in mathematics from Heilongjiang University in 1983.

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

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation to all of our directors and our executive officers was RMB2.7 million (US$0.4 million). For share-based compensation, see “—Share Incentive Plans.” We do not have any amount accrued in 2012 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan upon the adoption of the plan. On November 26, 2011, the board of directors and the shareholders authorized the issuance of additional 5,101,968 ordinary shares under the 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors, including 288,700 ordinary shares to Mr. Jianyu Yang, 288,700 ordinary shares to Mr. Zheng Cheng, 264,400 ordinary shares to Mr. Steve Sun, 250,000 ordinary shares to Mr. Jing Zhang, 230,000 ordinary shares to Mr. Yaw Kong Yap, 264,400 ordinary shares to Mr. Boxun Zhang, 130,300 ordinary shares to Mr. Denny Lee and 355,884 ordinary shares to Mr. Jigang Sun, and the remainder to other employees. Such options have an exercise price equal to the price per ordinary share of our initial public offering and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

The following table summarizes, as of December 31, 2012, the outstanding options granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise Price Underlying Outstanding Options (US$/Share)	Grant Date	Expiration Date
Mr. Jianyu Yang	288,700	3.7	November 27, 2009	November 26, 2017
Mr. Zheng Cheng	288,700	3.7	November 27, 2009	November 26, 2017
Mr. Steve Sun	264,400	3.7	November 27, 2009	November 26, 2017
Mr. Jing Zhang	250,000	3.7	November 27, 2009	November 26, 2017
Mr. Yaw Kong Yap	230,000	3.7	November 27, 2009	November 26, 2017
Mr. Denny Lee Mr. Adam Jigang Sun	130,300 355,884	3.7 2.2	November 27, 2009 September 30, 2011	November 26, 2017 September 30, 2019
Other individuals as group	3,049,300	3.7	November 27, 2009	November 26, 2017

C.	Board Practices

Committees of the Board of Directors

Board of Directors

We currently have 9 directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Denny Lee, Ms. Elaine Zong and Dr. Weibo Yin. Mr. Denny Lee is the chairman of our audit committee. Mr. Denny Lee and Ms. Elaine Zong meet the criteria of audit committee financial experts as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has also determined that the simultaneous service by Mr. Denny Lee on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers. Our employees in our network are generally the operations directors or project managers and the marketing, accounting or administrative personnel of the centers. We had 232, 472 and 616 employees as of December 31, 2010, 2011 and 2012, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2012
	Employees	% of Total
Management	24	3.9
Administration	26	4.2
Financial control	85	13.8
Operation	15	2.4
Marketing	6	1.0
Business development	9	1.5
Centers	451	73.2

Total	616	100.0

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment Agreements.” We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2010, 2011 and 2012 was RMB3.5 million, RMB5.1 million and RMB7.1million (US$1.1 million), respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang(3)	5,053,136	3.7
Zheng Cheng(4)	9,078,050	6.7
Steve Sun(5)	5,034,911	3.7
Jing Zhang(6)	2,833,629	2.1
Yaw Kong Yap(7)	714,300	0.5
Jie Xin(8)	7,281,196	5.4
Feng Xiao(9)	26,172,700	19.3
Frank Ren	—	—
Elaine Zong	—	—
All directors and executive officers as a group	56,167,922	41.5

Principal Shareholders:
Carlyle Entities(10)	26,172,700	19.3
China Medical Scientific Holdings Limited(11)	11,145,095	8.2
Starr Investments Cayman II, Inc.(12)	10,418,000	7.7
CZY Investments Limited(13)	8,861,525	6.5
CICC Sun Company Limited(14)	7,177,200	5.3

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report. Percentage of beneficial ownership of each listed person is based on 135,487,408 ordinary shares issued and outstanding as of the date of this annual report.
(3)	Represents 4,836,611 ordinary shares held by and 216,525 ordinary shares issuable upon excise of share options to Daketala International Investment Holdings Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Yang.
(4)	Represents 8,861,525 ordinary shares held by and 216,525 ordinary shares issuable upon excise of share options to CZY Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Cheng. 2,087,700 of the ordinary shares held by CZY Investment Ltd. have been pledged to certain of our shareholders as security for a loan.
(5)	Represents 4,836,611 ordinary shares held by and 198,300 ordinary shares issuable upon excise of share options to Dragon Image Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Sun.
(6)	Represents 2,646,129 ordinary shares held by and 187,500 ordinary shares issuable upon excise of share options to Thousand Ocean Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.
(7)	Represents 541,800 ordinary shares held by and 172,500 ordinary shares issuable upon excise of share options to Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.
(8)	Represents 7,177,200 and 356,600 ordinary shares held by CICC Sun Company Limited and Perfect Key Holdings Limited, respectively. For a description of the beneficial ownership of our ordinary shares by CICC Sun Company Limited, see Note 14 below. Mr. Xin disclaims beneficial ownership of our ordinary shares held by CICC Sun Company Limited except to the extent of her pecuniary interest in these shares. Perfect Key Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands in which Mr. Xin holds 47.4% beneficial ownership.
(9)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are collectively referred to in this annual report as the Carlyle Entities. For a description of the beneficial ownership of our ordinary shares by the Carlyle Entities, see Note 10 below. Mr. Xiao disclaims beneficial ownership of our ordinary shares held by the Carlyle Entities, except to the extent of his pecuniary interest in these shares.
(10)	Represents 25,169,000 and 1,003,700 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.
(11)	China Medical Scientific Holdings Limited, formerly known as Notable Enterprise Limited, is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Bona Lau. Ms. Lau is the daughter of Mr. Haifeng Liu, the chairman of Aohua Medical from December 2005 to December 2007 and our director until July 2009. Prior to serving as chairman of Aohua Medical, Mr. Liu was detained in March 2004 by the authorities of Luoyang city, Henan Province, for alleged misappropriation of funds while serving as chairman of a company unrelated to Aohua Medical or us. Mr. Liu was released in June 2005 by the local prosecutor without an indictment due to insufficient evidence. China Medical Scientific Holdings Limited was originally owned by Mr. Liu, who irrevocably transferred all of his interest in Notable Enterprise Limited to Ms. Lau in November 2007 for consideration not significantly lower than the then fair market value. At the time of the transfer, China Medical Scientific Holdings Limited indirectly held a 44.2% equity interest in OMS. The address of China Medical Scientific Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(12)	Represents 10,418,000 ordinary shares held by Starr Investments Cayman II, Inc. Starr Investments Cayman II, Inc. is ultimately controlled by Starr International Company, Inc. whose voting shareholders (none of whom control 10% or more individually) are Mr. Maurice R. Greenberg, Mr. Edward E. Matthews, Mr. Howard I. Smith, Mr. John J. Roberts, Mr. Houghton Freeman, Mr. Joseph C. H. Johnson, Mr. Cesar Zalamea, Mr. Peter Hammer, Mr. Michael Morrison, Mr. Bertil P. Lundqvist and Ms. Florence Davis. The address of Starr Investments Cayman II, Inc. is Avalon Management Limited, Landmark Square, 64 Earth Close, West Bay Beach, Grand Cayman, KY1-1107, Cayman Islands.
(13)	Represents 8,861,525 ordinary shares held by CZY Investments Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Zheng Cheng. The address of CZY Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(14)	Represents 7,177,200 ordinary shares held by CICC Sun Company Limited. CICC Sun Company Limited is wholly owned by China International Capital Corporation Limited. China International Capital Corporation Limited has ultimate investment and voting power over the shares held by CICC Sun Company Limited. The address of CICC Sun Company Limited is 2/F., Abbott Building, Road Town, Tortola, British Virgin Islands.

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

Borrowings with Related Parties

In September 2012, Chang’an Hospital took a short-term bank borrowing in the amount of RMB100 million, or the Chang’an Bank loan, from Chang’an Bank. The application for the Chang’an Bank loan was submitted to Chang’an Bank prior to our acquisition of the 52% equity interest in Chang’an Hospital. The Chang’an Bank loan was secured by all of the 48% equity interest in Chang’an Hospital currently owned by Xi’an New Chang’an Medical Investment Co., Ltd., or New Chang’an. Chang’an Hospital subsequently granted a loan to New Chang’an which has the same key terms as the Chang’an Bank loan, including loan amount, interest rate and repayment schedule. Chang’an Bank is not a related party to us or New Chang’an. In addition, as of December 31, 2012, we had amount due to New Chang’an in the amount of RMB1.5 million (US$0.2 million) which is amount paid by New Chang’an on behalf of us for settlement of building construction costs.

Prior to our acquisition of 52% equity interest in Chang’an Hospital, Chang’an Hospital had account payables to Shaanxi Juntai Real Estate Co., Ltd., or Shaanxi Juntai, a related party of New Chang’an, in the amount of RMB19.3 million. Pursuant to an agreement we entered into with Shaanxi Juntai Real Estate Co., Ltd., the outstanding amount will become payable by us in 2014 conditioned upon the settlement of certain outstanding balances due to Chang’an Hospital by New Chang’an and Shaanxi Juntai.

In 2012, we purchase certain medical supplies in the amount of RMB5.2 million (US$0.8 million) from Xi’an Jiangyuan Andike Positron Co., Ltd., of which Shanghai Medstar is a non-controlling shareholder. As of December 31, 2012, we had amount due to Xi’an Jiangyuan Andike Positron Co., Ltd. in the amount of RMB4.4 million (US$0.7 million).

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

Dividend Policy

On July 26, 2011, our board of directors declared a special dividend of US$0.06 per ordinary share (or US$0.18 per ADS) on our outstanding ordinary shares. The total expense for the special dividend was US$8.8 million, based on the 142,353,532 ordinary shares that were outstanding as of July 28, 2010. We paid the dividends on September 30, 2011, to shareholders of record at the close of business on August 31, 2011. We did not declare any dividend in 2012.

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

If we pay any further dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including any applicable fees and expenses. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 23, 2013 was US$4.18 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2010	10.42	5.50
2011	7.58	2.96
2012	4.95	2.60
Quarterly:
2011
First quarter	7.58	5.06
Second quarter	5.86	3.91
Third quarter	4.27	3.16
Fourth quarter	3.80	2.96
2012
First quarter	4.02	3.44
Second quarter	3.90	2.60
Third quarter	4.17	2.70
Fourth quarter	4.95	3.66
Monthly:
2012
October	4.50	3.66
November	4.95	4.30
December	4.50	3.73
2013
January	4.35	4.15
February	4.35	4.12
March	4.35	4.12

As of March 28, 2013, a total of 45,374,047 ADSs representing 136,122,142 ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the EIT Law. Under the EIT law, Notice 112, which was issued on January 29, 2008 and the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as PRC tax resident enterprise. Accordingly dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2012, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “ — Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the income tax treaty between the United States and the PRC or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2012, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.5million (US$0.2million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2012, our short-term and long-term bank borrowings, all of which were denominated in Renminbi, had a weighted average interest rate of 4.72% per annum and 6.07% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2012, a 10% change in the interest rates would result in an increase or decrease of RMB1.6million (US$0.3 million) of our total amount of interest expense for the year ended December 31, 2012. Based on our outstanding interest earning instruments during the year ended December 31, 2012, a 10% change in the interest rates would result in an increase or decrease of approximately RMB0.6million (US$0.1 million) in our total amount of interest income for the year ended December 31, 2012.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3% in 2010, 5.4% in 2011 and 3.3 % in 2012. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$213,689 and US$376,981 in 2011 and 2012, respectively.

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

As of December 31, 2012, approximately US$45.7 million of the net proceeds from our public offerings has been used for capital expenditures, and all of the net proceeds from our public offerings had been used. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation with the participation of our management, including our Chief Executive Offer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation, our management has concluded that, as of December 31, 2012, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, using the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Chang’an Hospital, which was included in our 2012 consolidated financial statements and constituted RMB615.3 million (US$98.8 million) and RMB55.1 million (US$8.8 million) of total and net assets as of December 31, 2012, respectively, and RMB197.3 million (US$31.7 million) and RMB13.0 million (US$2.1 million) of revenues and net income, respectively. As a result of management’s evaluation of our internal control over financial reporting, our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2012. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Denny Lee and Ms Elaine Zong of our audit committee qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, or Ernst & Young, our independent registered public accounting firm.

	For the Year Ended
	December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	7,909	8,664	7,000	1,124
Non Audit Fee(2)	—	—	498	80

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements.
(2)	Non audit fee is service fee paid to Ernst & Young for due diligence report on The University of Texas MD Anderson Cancer Center Proton Therapy Center in connection with the acquisition of equity interest.

The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by a professional party.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2011, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$20 million worth of our outstanding ADSs. From the inception of the program to December 31, 2012, we have purchased 2,288,708 ADSs, or 6,866,124 common shares, through open-market transactions for an aggregate consideration of approximately US$8,046,514 including transaction fees.

The following table sets forth certain information related to purchases made by us of our ADSs under the program in 2012:

Period	Total number of ADSs purchased	Average price paid per ADS(1)	Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under program
		US$		US$
				(in thousands)
October 2012	116,819	4.25	2,146,325	12,566
November 2012	68,146	4.53	2,214,471	12,255
December 2012	74,237	4.03	2,288,708	11,953
January 2013	58,746	4.27	2,347,454	11,701
February 2013	25,190	4.19	2,372,644	11,595
March 2013	21,131	4.23	2,392,775	11,505

Note:

(1)	Average price paid per ADS represents the execution price for each repurchase and does not include transaction fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2010, 2011 and 2012

•	Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012 for Concord Medical Services Holdings Limited

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2010, 2011 and 2012.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 27, 2009)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

Exhibit Number	Description of Document

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

Exhibit Number	Description of Document

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date:April 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Medical Services Holdings Limited at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited Concord Medical Services Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Assessment of Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Chang’an Hospital Co., Ltd, which is included in the 2012 consolidated financial statements of the Company and constituted RMB615.3 million and RMB55.1 million of total and net assets, respectively, as of December 31, 2012 and RMB197.3 million and RMB13.0 million of revenues and net income, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Chang’an Hospital Co., Ltd.

In our opinion, Concord Medical Services Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Concord Medical Services Holdings Limited as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 of Concord Medical Services Holdings Limited and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 26, 2013

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2011	2012	2012
		RMB	RMB	US$
ASSETS
Current assets:
Cash		219,078	75,382	12,100
Restricted cash, current portion	5	2,512	284,047	45,593
Held-to-maturity securities	6	100,466	—	—
Time deposits with original maturities exceeding three months	7	50,372	—	—
Accounts receivable (net of allowance of RMB16,057 and RMB3,091 (US$496) as of December 31, 2011 and 2012, respectively)	8	244,189	210,307	33,757
Inventories	10	1,364	8,681	1,394
Prepayments and other current assets (net of reserve of RMB10,619 and RMB 10,270 (US$1,648) as of December 31, 2011 and 2012, respectively)	9	60,266	67,472	10,830
Amount due from related parties	26	—	1,200	193
Net investment in direct financing leases, current portion	15	49,821	89,451	14,358
Deferred tax assets, current portion	24	5,589	16,593	2,663
Loan to a noncontrolling shareholder of a subsidiary	26	—	100,000	16,051

Total current assets		733,657	853,133	136,939

Non-current assets:
Property, plant and equipment, net	11	1,068,703	1,522,920	244,446
Goodwill	13	—	292,885	47,011
Intangible assets, net	13	129,018	146,512	23,517
Deposits for non-current assets (net of reserve of RMB23,192 and RMB26,552 (US$4,262) as of December 31, 2011 and 2012, respectively)	14	207,287	162,938	26,153
Net investment in direct financing leases, non-current portion	15	97,262	171,545	27,535
Deferred tax assets, non-current portion	24	20,866	18,110	2,907
Equity method investments	16	540	230,589	37,012
Other non-current assets	17	86,731	114,758	18,420
Restricted cash, non-current portion	5	22,012	—	—
Prepaid land lease payments	12	27,370	90,124	14,466
Indemnification assets	4	—	61,706	9,904

Total non-current assets		1,659,789	2,812,087	451,371

Total assets		2,393,446	3,665,220	588,310

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2011	2012	2012
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	18	15,000	383,083	61,489
Long-term bank borrowings, current portion	18	77,479	191,473	30,734
Accounts payable		2,170	100,563	16,141
Accrual for purchase of property, plant and equipment		13,294	40,691	6,531
Obligations under capital leases, current portion	21	3,582	2,117	340
Accrued expenses and other liabilities	19	59,097	92,040	14,773
Income tax payable	24	20,936	22,433	3,602
Deferred revenue, current portion		13,115	18,975	3,046
Amount due to related parties, current portion	26	—	5,910	949
Contingent business acquisition consideration	4, 31	11,999	—	—
Deferred tax liabilities, current portion	24	—	2,248	361

Total current liabilities		216,672	859,533	137,966

Non-current liabilities:
Long-term bank borrowings, non-current portion	18	108,700	300,901	48,298
Deferred tax liabilities, non-current portion	24	18,850	35,683	5,728
Accrued unrecognized tax benefits and surcharges, non-current portion	24	—	67,719	10,870
Amount due to related parties, non-current portion	26	—	26,828	4,306
Other long-term liabilities	20	11,128	34,646	5,561

Total non-current liabilities		138,678	465,777	74,763

Total liabilities		355,350	1,325,310	212,729

Commitments and contingencies	28

Equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2011 and 2012; outstanding shares—141,403,597 and 135,487,408 as of December 31, 2011 and 2012, respectively)	22	105	105	17
Treasury stock (949,935 and 6,866,124 as of December 31, 2011 and 2012, respectively)		(1)	(5)	(1)
Additional paid-in capital		2,551,877	2,517,496	404,086
Accumulated other comprehensive loss		(17,595)	(16,955)	(2,721)
Accumulated deficit		(599,886)	(469,055)	(75,289)

Total Concord Medical Services Holdings Limited shareholders’ equity		1,934,500	2,031,586	326,092
Noncontrolling interests		103,596	308,324	49,489

Total equity		2,038,096	2,339,910	375,581

Total liabilities and equity		2,393,446	3,665,220	588,310

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges:
Network		389,524	450,125	465,040	74,644
Hospital – medicine income		—	—	89,813	14,416
Hospital – medical service income (including revenue from related parties of ni, nil and RMB637(US$102) for the years ended December 31, 2010, 2011 and 2012, respectively)		—	—	107,496	17,254

Total net revenues		389,524	450,125	662,349	106,314

Cost of revenues:
Network		(122,700)	(159,416)	(169,905)	(27,272)
Hospital – medicine cost		—	—	(76,590)	(12,293)
Hospital-medical service cost (including cost from related parties of ni, nil and RMB5,249(US$843) for the years ended December 31, 2010, 2011 and 2012, respectively)		—	—	(90,709)	(14,560)

Total cost of revenues		(122,700)	(159,416)	(337,204)	(54,125)

Gross profit		266,824	290,709	325,145	52,189
Operating expenses:
Selling expenses		(17,150)	(37,453)	(53,911)	(8,653)
General and administrative expenses		(66,789)	(80,628)	(71,754)	(11,517)
Asset impairment	14	(3,219)	(333,934)	(3,360)	(539)
Other operating income		—	—	10,433	1,675

Total operating expenses		(87,158)	(452,015)	(118,592)	(19,034)

Operating income (loss)		179,666	(161,306)	206,553	33,155
Interest expense		(7,448)	(6,454)	(16,255)	(2,609)
Foreign exchange losses, net		(5,436)	(10,975)	(101)	(16)
Gain (loss) from disposal of property, plant and equipment		543	—	(1,072)	(172)
Interest income		7,865	13,357	5,895	946
Share of net profit of equity investees		—	—	1,790	287
Other (expense) income, net		(399)	346	(144)	(23)

Income (loss) before income taxes		174,791	(165,032)	196,666	31,568
Income tax expenses	24	(43,873)	(46,320)	(62,186)	(9,982)

Net income (loss)		130,918	(211,352)	134,480	21,586

Net income attributable to noncontrolling interests		1,518	3,651	3,649	586
Net income (loss) attributable to Concord Medical Services Holdings Limited’s shareholders		129,400	(215,003)	130,831	21,000

Earnings (loss) per share
Basic/Diluted	30	0.89	(1.51)	0. 95	0.15

Weighted average number of ordinary shares outstanding:
Basic/Diluted	30	146,040,594	142,251,454	138,211,177	138,211,177

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments		(10,848)	(2,760)	640	102

Total other comprehensive (loss) income		(10,848)	(2,760)	640	102

Comprehensive income (loss)		120,070	(214,112)	135,120	21,688

Comprehensive income attributable to noncontrolling interests		1,518	3,651	3,649	586

Comprehensive (loss) income attributable to Concord Medical Services Holdings Limited’s shareholders		118,552	(217,763)	131,471	21,102

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	130,918	(211,352)	134,480	21,586
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Share-based compensation	9,571	9,234	9,084	1,458
Depreciation of property, plant and equipment	82,889	94,837	119,919	19,248
Amortization of intangible assets	26,488	25,058	28,658	4,600
Amortization of prepaid land lease payments	310	743	1,637	263
Other noncash income	—	—	(2,681)	(430)
Share of net profit of equity investees	—	—	(1,790)	(287)
(Gain) loss on disposal of property, plant and equipment	(543)	—	1,072	172
Change in fair value of acquired executory contracts	—	—	(412)	(66)
Deferred tax benefits	(3,634)	(11,684)	1,869	300
Allowance for doubtful accounts, net	(569)	14,626	(12,966)	(2,081)
Asset impairment	3,219	333,934	3,360	539
Change in fair value of contingent business acquisition consideration	536	232	—	—

Changes in operating assets and liabilities net of effects of acquisition:
Notes receivable	(900)	900	—	—
Accounts receivable	(57,492)	(94,723)	9,870	1,584
Prepayments and other current assets	33,742	8,019	(12,622)	(2,026)
Inventories	—	—	(362)	(58)
Amounts due from related parties			(650)	(104)
Amounts due to related parties	—	—	5,109	820
Deposits for non-current assets	(40,680)	(35,209)	2,889	464
Deposits for the purchase of land use rights	—	—	(25,451)	(4,085)
Accounts payable	573	(8,162)	(6,966)	(1,118)

Accrued expenses and other liabilities	881	4,689	(1,975)	(317)
Deferred revenue	5,012	(649)	(2,842)	(456)
Lease deposits	4,110	6,600	—	—
Income tax payable	10,759	(4,465)	1,610	258
Prepaid land lease payments	(14,780)	—	—	—
Unrecognized tax benefits	562	4,474	8,675	1,392

Net cash generated from operating activities	190,972	137,102	259,515	41,656

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) maturity of held to maturity securities	—	(100,466)	100,466	16,126
(Placement) maturity of time deposits	—	(50,372)	50,372	8,085
Receipts under arrangements with CAH	15,007	—	—	—
Payments under arrangements with CAH	(12,000)	(3,000)	—	—
Investments in equity method investees	—	(540)	(223,403)	(36,708)
Acquisitions, net of cash acquired (note 4)	(45,000)	(20,305)	(223,384)	(35,859)
Acquisition of property, plant and equipment	(111,124)	(18,319)	(65,904)	(10,578)
Deposits for the purchase of property, plant and equipment	(293,905)	(239,247)	(218,833)	(35,125)
Proceeds from disposal of property, plant and equipment	3,408	—	4,707	756
Net investment in direct financing leases	(100,841)	(74,108)	(115,425)	(18,527)
Proceeds from principal portion of direct financing leases	14,987	11,490	37,426	6,007

Net cash used in investing activities	(529,468)	(494,867)	(659,290)	(105,823)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	214,500	45,000	258,083	41,425
Proceeds from long-term bank borrowings	55,710	142,500	518,749	83,265
Repayment of obligations under capital leases	(2,749)	(3,036)	(3,354)	(538)
Repayment of long-term bank borrowings	(88,117)	(62,316)	(112,554)	(18,066)
Repayment of short-term bank borrowings	(143,000)	(113,000)	(2,000)	(321)
(Increase) decrease in restricted cash	(112,951)	91,498	(259,523)	(41,656)
Dividends paid to ordinary shareholders	—	(55,151)	—	—
Decrease in amounts due to related parties	(1,546)	—	—	—
Repurchase of ordinary shares	(76,780)	(6,911)	(43,469)	(6,977)
Contributions from noncontrolling interests	—	3,201	—	—
Loan to a noncontrolling shareholder of a subsidiary	—	—	(100,000)	(16,051)

Net cash (used in) generated from financing activities	(154,933)	41,785	255,932	41,081

Exchange rate effect on cash	(8,027)	(725)	147	22
Net decrease in cash	(501,456)	(316,705)	(143,696)	(23,064)
Cash at beginning of year	1,037,239	535,783	219,078	35,164

Cash at end of year	535,783	219,078	75,382	12,100

Supplemental schedule of cash flows information:
Income tax paid	(36,187)	(58,024)	(50,474)	(8,102)
Interest paid	(3,338)	(6,454)	(16,255)	(2,609)

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	181,273	236,487	221,291	35,520
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	—	2,890	—	—
Acquisition of net investment in financing lease through utilization of deposits	—	—	52,881	8,488
Consideration of acquisition of CAH due to effective settlement of preexisting balance as the result of the business combination (note 4)	—	—	128,573	20,637

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	147,455,500	108	—	2,671,910	(3,987)	(514,283)	—	2,153,748

Net income	—	—	—	—	—	129,400	1,518	130,918
Other comprehensive loss	—	—	—	—	(10,848)	—	—	(10,848)
Share-based compensation	—	—	—	9,571	—	—	—	9,571
Share repurchase	(5,101,968)	(3)	—	(76,777)	—	—	—	(76,780)
Acquisition of CCICC (note 4)	—	—	—	—	—	—	95,226	95,226

Balance as of December 31, 2010	142,353,532	105	—	2,604,704	(14,835)	(384,883)	96,744	2,301,835

Net loss	—	—	—	—	—	(215,003)	3,651	(211,352)
Other comprehensive loss	—	—	—	—	(2,760)	—	—	(2,760)
Share-based compensation	—	—	—	9,234	—	—	—	9,234
Share repurchase	(945,935)	—	(1)	(6,910)	—	—	—	(6,911)
Dividends	—	—	—	(55,151)	—	—	—	(55,151)
Contributions by noncontrolling interests of GZ Proton (note 1)	—	—	—	—	—	—	3,201	3,201

Balance as of December 31, 2011	141,403,597	105	(1)	2,551,877	(17,595)	(599,886)	103,596	2,038,096

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interest	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2012	141,403,597	105	(1)	2,551,877	(17,595)	(599,886)	103,596	2,038,096

Net income	—	—	—	—	—	130,831	3,649	134,480
Other comprehensive income	—	—	—	—	640	—	—	640
Share-based compensation	—	—	—	9,084	—	—	—	9,084
Share repurchase	(5,916,189)	—	(4)	(43,465)	—	—	—	(43,469)
Contribution by noncontrolling interests of JWYK (note 1)	—	—	—	—	—	—	4,900	4,900
Acquisition of CAH (note 4)	—	—	—	—	—	—	196,179	196,179

Balance as of December 31,2012	135,487,408	105	(5)	2,517,496	(16,955)	(469,055)	308,324	2,339,910

Balance as of December 31, 2012 (US$)		17	(1)	404,086	(2,721)	(75,289)	49,489	375,581

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, including Ascendium Group Limited (“Ascendium”), China Medical Services (Holdings) Limited (“CMS Holdings”), Our Medical Services Limited (“OMS”), China Medstar Pte. Limited (“China Medstar”), Cyber Medical Networks Limited (“Cyber”), King Cheers Holdings Limited (“King Cheers”), Medstar Overseas Limited (“Medstar Overseas”), US Proton Therapy Holdings Limited (“Proton BVI”), US Proton Therapy Holdings Limited (“US Proton”), CMS Hospital Management Co., Ltd. (“CHM”), Shenzhen Aohua Medical Technology and Services Co., Ltd (“AMT” formerly known as Shenzhen Aohua Medical Leasing & Services Limited ), Medstar (Shanghai) Leasing Co., Ltd. (“MSC”), Beijing Yundu Internet Technology Co., Ltd. (“Yundu”, formerly known as Beijing Xing HengFeng Medical Technology Co., Ltd.), Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“TKM”), Shenzhen Lingdun Medical Investment & Management Co., Ltd. (“XLD”), Xi’An Wanjiehuaxiang Medical Technology Development Co., Ltd. (“CCICC”), Guangzhou Huanan Taihe Medical Technology Co. Ltd. (“GZ Proton”), Chang’an Hospital Co., Ltd (“CAH”), Beijing Jinweiyikang Technology Co., Ltd. (“JWYK”) and Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”). The Company and its subsidiaries are collectively referred to as the “Group”.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, the provision of management services to hospitals and since June 2012, hospital operation following the acquisition of CAH (note 4) in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2012 are as follows:

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Ascendium	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
OMS	August 22, 1996	BVI	100%	Investment holding
Medstar Overseas Limited	September 22, 2011	BVI	100%	Investment holding
Proton BVI	May 16, 2011	BVI	100%	Investment holding
US Proton	June 29, 2011	U.S.A	100%	Investment holding
China Medstar	August 8, 2003	Singapore	100%	Investment holding
Cyber	May 26, 2006	Hong Kong	100%	Investment holding
CMS Holdings	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers	May 18, 2001	Hong Kong	100%	Investment holding
AMT	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
MSC	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
CHM	July 23, 2008	PRC	100%	Provision of management services
Yundu	July 26, 2007	PRC	100%	Provision of management services
TKM	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
CCICC	July 06, 2010	PRC	52%	Medical care co-operation with hospital
XLD	August 25, 2010	PRC	100%	Leasing of medical equipment
GZ Proton	June 29, 2011	PRC	90%	Medical technology research and development, and provision of management and consultant services.
JKSY	August 12, 2010	PRC	100%	Leasing of medical equipment
JWYK	April 26, 2012	PRC	51%	Medical Information and technology Services
CAH	December 31, 2002	PRC	52%	Hospital medical diagnosis service

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

On July 31, 2008, the Group acquired 100% of the equity interest in China Medstar. On October 28, 2008, the Group consummated 100% of the equity interest in Yundu. The acquisitions were accounted for using the purchase method of accounting pursuant to ASC 805, Business Combinations, (“ASC 805”). The acquired assets and liabilities of China Medstar and Yundu were recorded at estimated fair values on their respective acquisition dates.

Shenzhen Aohua Medical Services (“AMS”) was incorporated by OMS on July 23, 1997 and OMS contributed RMB4,800 representing 90% equity interest in AMS. Since the incorporation of AMS, 10% of its equity interest was held by two third party nominees who acted as the custodians of such equity interest. The two nominees did not maintain their required capital contributions at any time subsequent to the incorporation of AMS. In December 2007, the Group entered into an agreement with the two nominees to obtain title of their 10% equity interest. The two nominees agreed to complete all legal procedures required to effect legal transfer of the shares to OMS on June 10, 2009 upon approval by the Shenzhen Industrial and Commercial Administration Bureau in return for a fee of RMB4,200.

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

On December 16, 2009, the Company completed its initial public offering of 12,000,000 American Depositary Shares (“ADSs”) at US$ 11.0 per ADS. Each ADS comprises three ordinary shares of the Company. The net proceeds to the Company from the offering amounted to approximately RMB813,938 (US$119,211), net of underwriter commission and issuance costs paid and payable.

On April 22, 2010, the Group acquired 100% of the equity interest in TKM. The acquisition was accounted for using the purchase method of accounting pursuant to ASC 805, Business Combinations. The acquired assets and liabilities of TKM were recorded at estimated fair values on their respective acquisition dates.

On July 6, 2010, the Group acquired 52% of the equity interest in CCICC from CAH, in accordance with the framework agreement entered into in 2008. The transaction was accounted for as an acquisition of assets pursuant to ASC 805, as the assets acquired did not constitute a business.

XLD was set up as a 100% owned subsidiary by AMT and CHM, with ownership of 90% and 10%, respectively, on August 25, 2010, for purpose of expanding the Group’s medical equipment leasing business.

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

On March 9, 2012, the Group acquired 100% of the equity interest in JKSY for a consideration of RMB3,500(US$562). The transaction was accounted for as an acquisition of assets as the assets acquired did not constitute a business.

On April 26, 2012, the Group and a third party set up JWYK, for purposes of expanding the Group’s business area of medical information and technology services. The Group holds 51% of the equity interest in JWYK which had no substantial operations yet as of December 31, 2012.

On May 29, 2012, AMT and AMS were merged and AMT was the surviving entity.

On June 21, 2012, the Group acquired 52% of the equity interest in CAH. The acquisition was accounted for using the purchase method of accounting pursuant to ASC 805.

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

As of December 31, 2012, the Company had a net current liability amounting to RMB6,400 (US$ 1,027). This net current liability was mainly caused by the acquisition of CAH, investment in an equity investee and acquisition of property, plant and equipment. When preparing the consolidated financial statements as of December 31, 2012 and for the year then ended, the Company’s management concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the twelve months from December 31, 2012 which indicates that the Company will have sufficient liquidity during the next twelve months from cash flows generated by operations. The analysis indicates that the Company will have the financial resources to settle borrowings and payables that will be due in the next twelve months.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, contingent business acquisition consideration, revenue recognition, allowance for doubtful accounts, asset impairment, useful lives of property, plant and equipment and intangible assets, realization of deferred tax assets, share-based compensation expense, unrecognized tax benefits, accrued liabilities, recoverability of indemnification asset and the valuation of the Company’s acquired tangible and intangible assets and liabilities. Actual results could materially differ from those estimates.

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

Accumulated other comprehensive loss represents the cumulative foreign currency translation adjustments at each balance sheet date.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2301 to US$1.00 on December 31, 2012 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combination

The Company accounts for business combinations using the purchase method of accounting in accordance with ASC 805. ASC 805 requires the Company to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where the Company acquires less than 100% ownership interest, the Company will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by the Company for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of the Company’s comprehensive income until such time as to when the contingency is resolved.

The Company derives estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the intangible assets and pre-existing agreements included but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate deriving assumptions regarding the period of time that the related benefits would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

Cash

Cash includes cash deposits with original maturities of less than three months, which are unrestricted as to withdrawal and use.

Restricted cash

Short-term and long-term restricted cash represents collateral required to be maintained pursuant to contractual financing arrangements the Group has entered into with certain financial institutions (note 5).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity method investments

Investments in less-than-majority-owned investees over which the Group has significant influence are accounted for under the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Venture (“ASC 323”), which requires equity investments be carried at original cost adjusted for the proportionate share of the investees’ income, losses and distributions. A limited partnership interest in a limited partnership is also accounted for using the equity method of accounting as described in ASC 323, unless the limited partner’s interest is so minor that the Company may have virtually no influence over partnership operating and financial policies. The Group assesses the carrying value of equity investments when an indicator of a loss in value is present and records a loss in value of the investment when the assessment indicates that another-than-temporary decline in the investment exists.

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

Inventories

Inventories, consisting of medicine, medical supplies and low-value consumables, are accounted for using the first-in first-out method, and are valued at the lower of cost or market.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease obligations

In accordance with ASC 840, Leases (“ASC 840”), leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capital lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out under the property, plant and equipment, net section of this note.

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	38 years	—
Medical equipment*	6-20 years	—
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement and building improvement	shorter of lease term or 5 years	—

*	The cost of the asset is amortized over the useful life. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 6-20 years.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2010, 2011 and 2012 amounted to RMB2,517, RMB724 and RMB5,599 (US$899), respectively.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill and acquisition related intangible assets outstanding at December 31, 2011 and 2012 were related to the Company’s acquisition of China Medstar, Yundu, CAH and other businesses (see notes 1 and 4). In accordance with ASC 350, Intangibles, Goodwill (“ASC 350”), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

The goodwill testing utilizes a two-step impairment analysis, whereby the Group compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Group recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value. The Company adopted ASU No. 2011-08, Intangibles—Goodwill and Other (“ASU No. 2011-08”), in 2012, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

The Company performed a qualitative assessment for the hospital reporting unit as of December 31, 2012. Based on the requirements of ASU No. 2011-08, the Company evaluated, among others, the performance of CAH since acquisition in June 2012, which was in line with management’s expectations. Hence the Company concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

Intangible assets, net

Intangible assets relate to customer relationships, operating leases, medical insurance coverage and radiotherapy permits that are not considered to have an indefinite useful life. These intangible assets are amortized on a straight line basis over the economic life. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that existed on the date of acquisition and are amortized over the term of the leases. The medical insurance coverage as an approved healthcare provider is issued by the medical insurance authority, based on which the hospital can join in the medical insurance network and can be reimbursed by the medical insurance authority for medical services provided to the patients who have been covered by medical insurance included in social insurance or other contribution, which is amortized over the remaining business license period. Radiotherapy permits is a legal license issued by government for deploying and operating radiotherapy equipment in a hospital, the economic live of this license is assessed to be the estimated remaining useful lives of the radiotherapy equipment.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid land lease payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight line basis over the terms of the land use rights agreement, which is 36-38 years.

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

Treasury stock

The Company has share repurchase programs where the shares are acquired and subsequently cancelled. Cost of the Company’s shares acquired is treated as a deduction from shareholders’ equity. Upon cancellation, any excess purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, including cash, time deposits with original maturities exceeding three months, held-to-maturity securities, restricted cash, accounts receivable, loan to the noncontrolling shareholder of a subsidiary, balances with related parties, accounts payable, and other liabilities approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings bear interest at floating rates and therefore approximate the fair value of these obligations as at December 31, 2011 and 2012.

Deferred revenue

Deferred revenue arises from upfront cash payment where the related services have not been rendered and the revenue recognition criteria have yet been fulfilled.

Revenue recognition

Revenue mainly consists of network and hospital revenue. The majority of the Group’s network revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with the Group. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

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

The Group is subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services except for that disclosed in note 24. The Group has recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the years ended December 31, 2010, 2011 and 2012 are approximately RMB17,511, RMB23,196 and RMB22,455 (US$3,604), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees are also deferred and will be recognized only upon recognition of the deferred revenue.

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

ASC 840 is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (the “SAB 104”) is applied to other elements of the arrangement not within the scope of ASC 840.

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

Revenue recognition (continued)

(1) Lease and management services (continued)

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, the Group recognizes revenue when a lease payment under the arrangement become fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met. During the years ended December 31, 2010 2011 and 2012, the revenue from lease and management services amounted to RMB349,248, RMB380,457 and RMB412,330(US$66,184), respectively. Revenue derived from lease and management services is recorded as network revenue in the consolidated statements of comprehensive income.

(2) Management services

The Group provides stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, i.e. when the revenue share under the arrangement is determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term. During the years ended December 31, 2010 2011 and 2012, the revenue from management services amounted to RMB22,805, RMB33,584 and RMB11,874(US$1,906), respectively. Revenue derived from management services is recorded as network revenue in the consolidated statements of comprehensive income.

(3) Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition, the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2010 2011 and 2012, the Company had medical equipment sales, of RMB3,475, RMB1,635 and RMB1,540 (US$247), net of 17% value-added tax of approximately RMB1,244, RMB647 and RMB262 (US$42), respectively. Revenue derived from medical equipment sales is recorded as network revenue in the consolidated statements of comprehensive income.

(4) Trial operations of CCICC

Pursuant to the supplemental agreement entered into between the Group and CAH, CCICC recognized other revenue amounting to RMB8,254, RMB23,742 and RMB9,935 (US$1,595), respectively, for the years ended December 31, 2010, 2011 and 2012 in relation to the operations of the oncology center of CAH during the trial period from July 1, 2010 to the acquisition date of CAH, respectively. Following the acquisition of CAH, the results of CAH have been subject to consolidation by the Group.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(5) Direct financing lease income

Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2010, 2011 and 2012, the Company had financing lease income of RMB5,147, RMB9,224 and RMB20,434 (US$3,280), net of taxes, respectively. Income derived from direct financing leases is recorded as network revenue in the consolidated statements of comprehensive income.

(6) Hospital revenue

Hospital revenue is classified into medicine income and clinical services. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Clinical services include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with SAB 104, when the medicine or clinical services are delivered.

Cost of revenue

Cost of revenues primarily consists of the network and hospital costs.

The network costs mainly consist of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salary cost and material cost of disposal medical supplies.

(1) Cost relating to lease and management service arrangement

Cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policy. The cost of the management service component is recognized as an expense as incurred.

(2) Cost of management services

Cost of management services mainly includes the labor costs of technicians and management staff as well as related medical consumables.

(3) Cost of equipment sales

Cost of equipment sales, recorded net against the related revenue, includes the cost of the equipment purchased and other direct costs involved in the equipment sales.

Hospital cost mainly includes medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, utilities as well as other related costs incurred in the normal business of hospital.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income. For the years ended December 31, 2010, 2011 and 2012, the advertising expenses were approximately RMB377, RMB6,917, and RMB5,790 (US$929), respectively.

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

Income taxes (continued)

The Group adopted ASC 740, Income Taxes, which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax positions which is included in the “accrued expenses and other liabilities” account and “accrued unrecognized tax benefits and surcharges, non-current portion” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Group’s employees participate in the Company’s share-based scheme which is discussed in more details under note 25. Share-based awards granted to employees are accounted for under ASC718, Compensation-Stock Compensation (“ASC 718”).

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

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income. The Company adopted Accounting Standards Update (“ASU”) No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2012 by presenting items of net income (loss) and other comprehensive income (loss) in one single continuous statement. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

Comparative Information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Previously, the Group consisted of only one segment relating to network business. Following the acquisition of CAH, the CODM reviews the results of the network and hospital businesses when making decisions about allocating resources and assessing performance of the Group. Therefore, the Group’s CODM evaluates segment performance based on revenues and profit by the network and hospital segments. The accounting policies used in its segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. As substantially all of the Group’s long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncement

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Group will adopt ASU 2013-02 in periods beginning January 1, 2013 and do not expect the adoption to have a material impact on our consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (“Topic 830”), which is intended to resolve the diversity in practice about whether ASC 810-10 or ASC 830-30 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity by requiring a parent deconsolidate a subsidiary or derecognize a group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) if the parent ceases to have a controlling financial interest in that group of assets. This standard is effective for the first interim or annual period beginning after December 15, 2014, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and advances made to suppliers and hospital customers and loan to a noncontrolling shareholder of a subsidiary. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2012, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from hospitals in the PRC (for network business) and from private and public medical insurance institutions (for hospital business). The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of medical equipment. As a percentage of total advances, the top five suppliers accounted for 85% and 72% as of December 31, 2011 and 2012, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to advances made to hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

The loan arrangement with Xi’an New Chang’an Medical investment Co., Ltd. (“New Chang’an”), a noncontrolling shareholder of CAH, amounting to RMB100,000 (US$16,051) is secured by New Chang’an’s 48% equity interest in CAH pledged to the bank. Accordingly, the credit risk with respect to the loan is mitigated.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 32%, 33% and 23% for the years ended December 31, 2010, 2011 and 2012, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees received based on variables the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 55%, 82% and 73% of total medical equipment purchases of the Group for the years ended December 31, 2010, 2011 and 2012, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

For the year ended December 31, 2012

Acquisition of CAH

As a part of the Group’s business expansion strategy to expand into hospital services in the PRC, on June 21, 2012, the Company, through its wholly owned subsidiaries MSC and Cyber, purchased 52% equity interest of CAH, a private general hospital located in the City of Xi’an, through capital injection into CAH, for a total cash consideration of RMB248,784. The cash consideration was net of the pre-existing receivables of RMB128,573, which were effectively settled between the Group and CAH upon acquisition and preexisting favorable agreements to the Company with a fair value of RMB1,248.

	RMB	US$
Purchase consideration	378,605	60,770
Cash	248,784	39,933
Pre-existing receivables from CAH	128,573	20,637
Pre-existing favorable agreements	1,248	200

	RMB	US$
Purchase consideration	378,605	60,770
Current assets	72,188	11,587
Indemnification assets	61,706	9,904
Intangible assets	40,000	6,420
Other long lived assets (excluding intangible assets)	421,598	67,672
Current liabilities	(186,484)	(29,933)
Unrecognized tax benefits, non current	(61,706)	(9,904)
Non-current liabilities	(56,439)	(9,059)
Deferred tax assets	17,299	2,777
Deferred tax liabilities	(26,263)	(4,216)

Total net assets	281,899	45,248
Noncontrolling interests	(196,179)	(31,489)
Goodwill	292,885	47,011

There were pre-existing agreements between the Group and CAH as at the acquisition date. There were no terms of settlement provision in these agreements. The Group recognized a gain from the settlement of these pre-existing agreements with its acquisition date fair value and concurrently adjusted the consideration of the business combination by RMB1,248. The gain from the settlement of the pre-existing agreements was recorded in the “other operating income” in the consolidated statements of comprehensive income.

As at the acquisition date, the Group had outstanding balances due from CAH of RMB128,573. Meanwhile, CAH had the corresponding RMB128,573 payables to the Group. The consideration transferred for the business combination was adjusted by the previously recognized amount which was effectively settled upon acquisition and there was no impact to the consolidated statements of comprehensive income or goodwill account.

The valuation used in the purchase price allocation described above was determined by the Company with the assistance of an independent third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies including the income, market and cost approach.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

4.	ACQUISITIONS (continued)

For the year ended December 31, 2012 (continued)

Acquisition of CAH (continued)

The Company has evaluated the fair value of the acquired intangible assets and has assigned the following value and the estimated useful lives to those intangible assets: medical insurance coverage qualification of RMB30,000 (US$4,815) with a 10-year estimated useful life, which is based CAH’s remaining business license period and radiotherapy permits of RMB10,000 (US$1,605) with a 7-year estimated useful life, which is based on the remaining estimated useful lives of radiotherapy equipment.

Pursuant to the terms of the acquisition, New Chang’an, the sole shareholder of CAH before the acquisition and noncontrolling shareholder after the acquisition, made an undertaking that it would be responsible for tax liabilities of CAH arising from the period before the acquisition. Such indemnification assets were recognized at the same time that the Group recognized the indemnified item of tax liabilities, measured on the same basis as such liabilities, subject to the need for a valuation allowance for uncollectible amounts.

The tax liabilities, related to uncertain tax positions in CAH up to the acquisition date, amounted to RMB61,706, mainly arising from the deductibility of certain losses claimed in the previous tax filings. In March 2013, CAH submitted documentation related to claims amounting RMB174,576 (impact of tax amount of RMB43,644) to the local tax bureau with respect to losses incurred in the previous years. The local tax bureau accepted the claim, pending the final approval. The initial accounting of the uncertain tax positions is provisional and incomplete because the Group has yet completed its assessment of the tax liabilities prior to the acquisition date.

Accordingly, the initial accounting of the indemnification assets is also provisional and incomplete. In addition, as described in note 26, the amount due to Shaanxi Juntai Real Estate Co., Ltd. (“Shaanxi Juntai”), a related party of New Chang’an, of RMB19,301 will only be settled in 2014 pending the finalization of the outstanding balances among CAH, New Chang’an and the related party. The Group hence considers that the indemnification assets up to RMB19,301 is recoverable. The remaining amount is effectively unsecured and is subject to adjustments depending on the outcome of the finalized assessment of the valuation allowance required.

Based on the acquisition agreement, a put option was issued by New Chang’an pursuant to which the Company could put all its equity interests in CAH to New Chang’an with a consideration which should be not less than the original cost, including the consideration of the acquisition of CCICC in 2010. This Put Option will expire after 39 months from the date on which the Company legally becomes a shareholder of CAH. Based on the Company’s assessment, the fair value of the Put Option was immaterial considering the likelihood of exercising the option and the corresponding expected benefits.

The goodwill which is not tax deductible is primarily attributable to synergies expected to be achieved from the acquisition. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired, the liabilities assumed and the noncontrolling interest. The goodwill arising from the acquisition of CAH was assigned to the hospital segment and there was no impairment in the amount of goodwill resulting from the acquisition of CAH.

The Group derived the fair value of the acquired business as a whole, which included a control premium and subtract the consideration transferred by the Group for the controlling interest to identify the fair value of the noncontrolling interest. There were no significant acquisition related costs.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

4.	ACQUISITIONS (continued)

For the year ended December 31, 2012 (continued)

Acquisition of CAH (continued)

The following unaudited pro forma consolidated financial information for the years ended December 31, 2010, 2011 and 2012 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated.

	Pro forma (unaudited)
	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues	506,269	653,335	812,178	130,364

Net income (loss)	67,520	(433,493)	117,104	18,796

The results of operations of CAH since the acquisition date included in the consolidated statement of comprehensive income for the year ended December 31, 2012 is as follows:

	RMB	US$
Net revenues	197,309	31,670
Net income	13,036	2,092

For the year ended December 31, 2011

Acquisition of a medical center in Chengdu Military Hospital

In order to expand the Group’s network in cancer radiotherapy and diagnosis, on January 10, 2011, the Group acquired certain medical equipment and the related business located in Chengdu Military Hospital in Chengdu, PRC from a third party for a cash consideration of RMB18,000. These acquired assets and activities were considered to constitute businesses in accordance with ASC 805.

The Group, with the assistance of an independent appraiser, determined the fair value of the intangible assets to be approximately RMB7,963. The Company amortizes acquisition related intangible assets on a straight basis over their estimated economic lives.

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

The contingent consideration has been recorded at its present value of RMB16,536 at the date of acquisition, and subsequently remeasured to fair value at each reporting date until the contingency is resolved, with changes in fair value recognized in the consolidated statement of comprehensive income. As at December 31, 2010 and 2011, RMB14,072 and RMB11,999 (US$1,906) was recorded in “Contingent business acquisition consideration”, respectively.

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

Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements. The current and non-current restricted cash amounted to RMB284,047 (US$45,593) (2011: RMB2,512) and nil (2011: RMB22,012), as of December 31, 2012 respectively, based on the classification of the underlying financing (note 18).

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

Time deposits carried interest ranging from 2.97% to 3.02% per annum as of December 31, 2011. All of the time deposits were denominated in US$, among which US$5,000 matured on February 22, 2012 and the other US$3,000 matured on March 14, 2012, respectively.

8.	ACCOUNTS RECEIVABLE

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Accounts receivable	260,246	213,398	34,253
Allowance for doubtful accounts	(16,057)	(3,091)	(496)

Accounts receivable, net	244,189	210,307	33,757

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Movement in allowance for doubtful accounts:
Balance at beginning of the year	2,000	1,431	16,057	2,577
Provisions for the year	1,431	15,377	—	—
Written back during the year	(2,000)	(751)	(12,966)	(2,081)

Balance at end of the year	1,431	16,057	3,091	496

As at December 31, 2011 and 2012, accounts receivable with carrying value of RMB21,677 and RMB65,450 (US$10,505) were used to secure bank borrowings of RMB30,599 and RMB261,051 (US$41,902) as at December 31, 2011 and 2012, respectively (note 18).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

9.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$
Deposits to a hospital*	15,000	—	—
Prepayments to suppliers**	1,490	769	123
Due from suppliers**	9,661	9,559	1,534
Advances to hospitals***	25,598	32,632	5,238
Advances to employees****	5,987	13,442	2,158
Deferred costs	6,200	6,200	995
Others	6,949	15,140	2,430

	70,885	77,742	12,478
Reserve for unrecoverable deposits	(10,619)	(10,270)	(1,648)

	60,266	67,472	10,830

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	—	706	10,619	1,704
Provisions for the year	706	9,913	—	—
Foreign currency translation	—	—	(349)	(56)

Balance at end of the year	706	10,619	10,270	1,648

Provisions are charged directly to the statement of comprehensive income. The related expense is included in the caption “asset impairment”.

*	The amount represents an interest-free cash deposit paid to a customer hospital pursuant to the management service contract to which the deposit is repayable at the termination of the service contract.
**	Prepayments and amounts due from suppliers represent interest-free non-refundable payments in connection with purchase contracts the Group enters into for future delivery of medical equipment and supply materials for external sales and returnable deposits of cancelled orders from suppliers respectively. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to order equipment.
***	The amount represents interest-free advances to a hospital. Management has assessed the impact of such advances on revenue recognition at the outset of the arrangement. The risk of loss arising from any failure by hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred.
****	The amount represents interest-free advance to hospitals held by the Company’s employees to cover expenses incurred by centers. A formal loan agreement is in place binding the employees as to the uses of advances and terms and conditions of repayment. The risk of loss arising from inadequate or failure of operation of internal process is assessed prior to making the advances and is monitored on a regular basis by management. To date, the Company has not experienced any loss of such advances.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

10.	INVENTORIES

	As at December31,
	2011	2012	2012
	RMB	RMB	US$
Medicine	—	6,385	1,025
Medical supplies	—	2,011	323
Low-value consumables	1,364	285	46

	1,364	8,681	1,394

11.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Buildings	170,002	376,858	60,490
Medical equipment	952,579	1,138,927	182,810
Electronic and office equipment	5,200	34,717	5,572
Motor vehicles	941	3,838	616
Leasehold improvement and building improvement	5,400	5,635	905
Construction in progress	146,894	247,708	39,760

Total	1,281,016	1,807,683	290,153
Less: accumulated depreciation	(209,134)	(281,584)	(45,197)

	1,071,882	1,526,099	244,956

Less: impairment	(3,179)	(3,179)	(510)

	1,068,703	1,522,920	244,446

Depreciation expenses were approximately RMB82,889, RMB94,837 and RMB119,919 (US$19,248) for the years ended December 31, 2010, 2011 and 2012, respectively.

As at December 31, 2011 and 2012, certain of the Group’s property, plant and equipment with a net book value of RMB171,313 and RMB205,321 (US$32,956) were pledged as security for bank borrowings of RMB32,933 and RMB136,743 (US$21,949), respectively.

As at December 31, 2011 and 2012, the Group held equipment under operating lease contracts with customers with an original cost of RMB948,078 and RMB949,678 (US$152,434) and accumulated depreciation of RMB187,776 and RMB233,539 (US$37,486), respectively.

During the year ended December 31, 2011, the Group identified impairment indicators such as insufficient gross margin in certain medical equipment leasing arrangements and with respect to a piece of medical equipment not currently in use. It was assessed that the future undiscounted cash flows for the equipment would be lower than its carrying amount. The Group assessed the fair value of the equipment by reference to the market value for similar assets and recognized an impairment charge, being the difference between the carrying value and the fair value of the equipment, amounting to RMB3,179. The impairment charges are included in the caption of “Asset impairment” in the consolidated statements of comprehensive income.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

12.	PREPAID LAND LEASE PAYMENTS

	As at December, 31
	2011	2012	2012
	RMB	RMB	US$

Prepaid land lease payments	28,423	92,814	14,896
Less: accumulated amortization	(1,053)	(2,690)	(430)

Net carrying value	27,370	90,124	14,466

The land leases were obtained through the acquisition of 52% equity interest in CCICC and 52% equity interest in CAH during 2010 and 2012, and are amortized under the straight-line method over the land use certification of 38 years and 36 years, respectively. Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB310, RMB743 and RMB1,637 (US$263), respectively.

	Amortization
	RMB	US$
2013	2,532	406
2014	2,532	406
2015	2,532	406
2016	2,532	406
2017	2,532	406

13.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill is comprised of the following:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Balance at beginning of year	300,163	300,163	—	—
Acquisition of CAH	—	—	292,885	47,011
Less: impairment charge	—	(300,163)	—	—

Balance at end of year	300,163	—	292,885	47,011

For the year ended December 31, 2012, the Company recorded impairment on deposits for non-current assets and other current assets amounting to RMB3,360(US$539). For the year ended December 31, 2011, the Company recorded impairment on goodwill, property, plant, and equipment, deposits for non-current assets and other current assets amounting to RMB300,163, RMB3,179, RMB20,679 and RMB9,913 , respectively. The total amount of impairment charge of RMB3,360 (US$539) (2011: RMB333,934) is included in the caption of “Asset impairment” in the consolidated statements of comprehensive income.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.	GOODWILL AND INTANGIBLE ASSETS, NET (continued)

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Medical insurance coverage	Radiotherapy permits	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Intangible assets, net:
At January 1, 2011	136,990	9,123	—	—	—	146,113
Acquisition of a cancer center l (note 4)	7,963	—	—	—	—	7,963
Disposal	—	—	—	—	—	—
Amortization expenses	(23,309)	(1,749)	—	—	—	(25,058)

Intangible assets, net:
At December 31, 2011 and January 1, 2012	121,644	7,374	—	—	—	129,018
Acquisition of an asset-JKSY	2,456	—	—	—	—	2,456
Contribution by the noncontrolling shareholder-JWYK		—	—	—	4,900	4,900
Acquisition of a business-CAH	—	—	30,000	10,000	—	40,000
Disposal	(1,204)	—	—	—	—	(1,204)
Amortization expenses	(24,117)	(1,837)	(1,500)	(714)	(490)	(28,658)

Intangible assets, net At December 31, 2012	98,779	5,537	28,500	9,286	4,410	146,512

Intangible assets, net At December 31, 2012, in US$	15,855	889	4,575	1,491	707	23,517

At December 31, 2012:
Intangible assets, cost	215,730	15,078	30,000	10,000	4,900	275,708
Less: accumulated amortization	(116,951)	(9,541)	(1,500)	(714)	(490)	(129,196)

	98,779	5,537	28,500	9,286	4,410	146,512

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.	GOODWILL AND INTANGIBLE ASSETS, NET (continued)

Amortization expenses for intangibles were RMB26,488, RMB25,058 and RMB28,658 (US$4,600) for the years ended December 31, 2010, 2011 and 2012, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2013	28,158	4,520
2014	25,521	4,096
2015	23,825	3,824
2016	17,003	2,729
2017	15,346	2,463

14.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Deposits for purchase of property, plant and equipment *	197,879	159,890	25,664
Others **	32,600	29,600	4,751

	230,479	189,490	30,415
Reserve for unrecoverable deposits	(23,192)	(26,552)	(4,262)

	207,287	162,938	26,153

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	—	2,513	23,192	3,723
Provisions for the year	2,513	20,679	3,360	539

Balance at end of the year	2,513	23,192	26,552	4,262

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

14.	DEPOSITS FOR NON-CURRENT ASSETS (continued)

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of medical equipment to customers. As at December 31, 2012 the remaining contractual obligations associated with these purchase contracts are approximately RMB69,081 (US$11,088) which is included in the amount disclosed as purchase commitments in note 28. The Group recorded a reserve of unrecoverable deposits for purchase of property, plant and equipment amounting to RMB3,360 (US$539) for the year ended December 31, 2012 based on its assessment of realizability and financial strength of the counterparties.
**	On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information Industry (Group) Co., Ltd., to be used towards the construction of the proton treatment center. Total deposits paid as of December 31, 2011 and 2012 pursuant to this arrangement amounted to RMB29,600 and RMB29,600 (US$4,751), respectively. The management expects to convert it into the equity investment of the proton treatment center in the future.

15.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have remaining terms ranging generally from three to five years.Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Total minimum lease payments to be received	179,122	321,614	51,623
Initial direct cost	1,758	3,963	636

	180,880	325,577	52,259

Unearned income	(33,797)	(64,581)	(10,366)

Net investment in direct finance leases	147,083	260,996	41,893

Current	49,821	89,451	14,358
Non-current	97,262	171,545	27,535

Total	147,083	260,996	41,893

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

15.	NET INVESTMENT IN DIRECT FINANCING LEASES (continued)

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$

2013	94,528	15,173
2014	78,771	12,644
2015	72,294	11,604
2016	59,559	9,560
2017	20,425	3,278

16.	EQUITY METHOD INVESTMENTS

As of December 31, 2011 and 2012, the Company had the following equity method investments:

			Equity interest owned by the Group As of December 31,
	Note		2011	2012
Xi’an Jiangyuan Andike Ltd	i	)	27%	33%
Beijing Proton Medical Center Co. Ltd	ii	)	—	25%
PTC – Houston Management, LP	iii	)	—	45%
Suzhou Chorus Medical Technologies Co., Ltd	iv	)	—	36%

i)	During 2011 and 2012, the Group respectively subscribed to 27% and 6% equity interest of Xi’an Jiangyuan Andike Ltd (“JYADK”), for a consideration of RMB540 and RMB120, respectively.
ii)	On October 19, 2012, the Group incorporated Beijing Proton Medical Center Co. Ltd (“BPC”) with other investors. The Group holds 25% equity interest in BPC with the investment amounting to RMB25,000.
iii)	On December 28, 2012, the Group acquired 45% interest of PTC – Houston Management, LP (“PTC”) with a consideration of RMB201,176 (US$32,291) in cash. After the transaction, the Group became a limited partner of PTC. PTC holds 44.4% effective interest of University of Texas MD Anderson Cancer Center Proton Therapy Center (“MDA Proton”), a proton treatment center in Texas, U.S.A.. The difference between the amount at which the interest of PTC is carried and the amount of underlying net assets of PTC, is mainly related to the underlying interest in MDA Proton.
iv)	On December 17, 2012, the Group acquired 36% of Suzhou Chorus Medical Technologies Co., Ltd , for a consideration of RMB2,400.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

17.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Deferred costs	3,750	2,363	379
Deposits– long-term*	71,660	70,574	11,328
Deposits for prepaid land lease payments	—	25,451	4,085
Others	11,321	16,370	2,628

	86,731	114,758	18,420

*	On February 26 and March 8, 2010, the Group made interest-free performance security deposits amounting to RMB40,000 to Weifang Hospital, for management services to be rendered to Weifang PET-CT center (RMB30,000) and LAC center (RMB10,000). The deposit for PET-CT center is refundable in seven annual installments, at RMB3,000 each, starting 2013, with the remaining RMB9,000 to be repaid at the end of contract term subject to fulfillment of a profit guarantee under which Weifang hospital is entitled to an annual profit of RMB3,000. The deposit for LAC center will be refundable at the termination of service contract.

On June 21, 2011, the Group made interest-free financing deposits amounting to RMB23,608 (US$3,789) to Changhai Hospital, for a CyberKnife robotic radiosurgery system. The deposit for the center is refundable in monthly installments for the following 15 years.

On September 1, 2011, the Group made interest-free performance security deposits amounting to RMB9,500 (US$1,525) to Hanzhong 3201 Hospital, for management services to be rendered. The deposit is refundable in monthly installments starting from September 1, 2011 till May 31, 2020. As at December 31, 2012, the outstanding balance was RMB6,967 (US$1,118).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

18.	BANK BORROWINGS

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Total bank borrowings	201,179	875,457	140,521

Comprised of:
Short-term	15,000	383,083	61,489
Long-term, current portion	77,479	191,473	30,734

	92,479	574,556	92,223
Long-term, non-current portion	108,700	300,901	48,298

	201,179	875,457	140,521

All bank borrowings at December 31, 2011 and 2012 were obtained from financial institutions in both the PRC and overseas. One short term bank borrowing with balance of RMB100,000(US$16,051) as at December 31, 2012 is secured by the 48% equity interest in CAH held by New Chang’an. In turn, CAH granted a loan to New Chang’an which has the same key terms as the corresponding bank loan, including the loan amount, interest rate and terms of repayment (note 26). Other bank borrowings are secured by equipment with a net carrying value of RMB171,333 and RMB205,321 (US$32,956), accounts receivable with carrying value of RMB21,677 and RMB64,450 (US$10,505), net investment in financing leases with carrying value of nil and RMB215,910 (US$34,656) and total restricted cash with carrying value of RMB24,524 and RMB284,047 (US$45,593), as of December 31, 2011 and 2012, respectively.

As at December 31, 2011 and 2012, the short-term bank borrowing bore a weighted average interest of 6.10% and 4.72% per annum, and the long-term bank borrowings bore a weighted average interest of 6.45% and 6.07% per annum, respectively. As at December 31, 2012, bank borrowings amounting to RMB258,083 (US$41,415) (2011:nil) and RMB617,374 (US$99,095) (2011: RMB201,179) were denominated in US$ and RMB, respectively.

As of December 31, 2012, the maturity profile of these long-term bank borrowings was as follows:

	Repayment
	RMB	US$

Within one year	191,473	30,734
Between one and two years	186,064	29,865
Between two and three years	106,777	17,139
Between three and four years	4,480	719
Between four and five years	3,580	575

	492,374	79,032

As of December 31, 2012, the Company had unutilized short-term and long term bank credit lines totaling RMB142,201 (US$22,825) and RMB1,257,626 (US$201,863), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

18.	BANK BORROWINGS (continued)

As of December 31, 2012, the Group was not in compliance with certain financial loan covenants and the respective cash loans would become callable on demand. However, the Group started negotiation in March 2013 with the respective banks on revising the loan covenants and issuing waiver for the default. In April 2013, the Company obtained the letter of waiver from the bank who granted one-off waivers on the non-compliance of the financial loan covenants, therefore related loan balances due after December 31, 2013 with a total amount of RMB14,583 (US$2,341) are still presented as noncurrent liability as at December 31, 2012.

As of December 31, 2012, CAH was not in compliance with certain terms of a bank loan. The outstanding loan balance amounting to RMB100,000 (US$16,051) was classified as current liability as at December 31, 2012.

19.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Accrued expenses	3,750	7,856	1,261
Salaries and welfare payable	3,189	29,889	4,798
Business and other taxes payable	17,527	8,804	1,413
Unrecognized tax positions (note 24)	28,929	31,591	5,071
Other accruals	5,702	13,900	2,230

	59,097	92,040	14,773

20.	OTHER LONG-TERM LIABILITIES

	As at December 31,
	2011	2012	2012
	RMB	RMB	US$

Deferred revenue, non-current portion	6,839	3,047	489
Obligations under capital leases, non-current portion (note 21)	2,289	400	64
Lease deposit	2,000	2,000	321
Liability arising from an unfavorable contract*	—	29,199	4,687

Total	11,128	34,646	5,561

*	Pursuant to a contract entered into between CAH and New Chang’an in 2011, CAH agreed to sell a prepaid land lease to New Chang’an for a consideration of RMB7,527(US$1,208). This contract had not been executed upon acquisition of CAH by the Group. The excess of the fair value of the prepaid land lease over the consideration was accounted for as an unfavorable contract. As of December 31, 2012, the carrying value of related prepaid land lease was RMB36,622 (US$5,878). The Group did not expect the transaction to be completed in 2013.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

21.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has one capital lease obligation with an independent financing company, collateralized by medical equipment with a net book value of approximately RMB13,699 and RMB12,356 (US$1,983) as at December 31, 2011 and 2012, respectively. The obligation has a stated interest rate of 9.96%, and is repayable in 20 monthly installments by August 2013.

Future minimum lease payments, together with the present value of the net minimum lease payments under capital leases, at December 31, 2012, are summarized as follows:

	Minimum lease payments
	RMB	US$

2013	2,611	419

Total capital lease payments	2,611	419
Less: imputed interest	(94)	(15)

	2,517	404
Less: current portion	(2,117)	(340)

Non-current portion (note 20)	400	64

As at December 31, 2011 and 2012, the Company held equipment under capital lease contracts with an original cost of RMB17,124 and RMB17,124 (US$2,749) and accumulated depreciation of RMB3,425 and RMB4,768 (US$765), respectively. The depreciation and amortization expenses of medical equipment under capital leases are included in cost of revenues in the network business.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	SHAREHOLDERS’ EQUITY

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

On October 9, 2012, the Company announced that its Board of Directors had approved the extension of its previously announced share repurchase program until the aggregate value of the shares repurchased reaches US$20,000. Pursuant to the program, the Company repurchased 1,972,063 ADSs, representing 5,916,189 ordinary shares, with a total consideration of US$6,950 for the year ended December 31, 2012.

Special dividend

On September 30, 2011, the board of directors paid a special dividend of US$0.06 per ordinary share to shareholders of record on August 31, 2011, amounting to US$8,541 in total. No dividend has been declared for the year ended December 31, 2012.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. MSC, CHM, AMT, Yundu, TKM, CCICC, GZ Proton, JKSY and CAH were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the company law of the PRC, a domestic enterprise is required to provide at least 10% of its annual after-tax profit to the statutory common reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. XLD and JWYK were established as a domestic invested enterprise and therefore are subject to the above mentioned restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

The amount of net assets restricted was RMB696,394 (US$111,779) as of December 31, 2012.

24.	TAXATION

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

24.	TAXATION (continued)

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

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2012. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

CMS Holdings, Cyber and King Cheers are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2012. In addition, upon payment of dividends by CMS Holdings and Cyber to their shareholders, no Hong Kong withholding tax will be imposed.

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Shenzhen Special Economic Zone and Pudong New District, which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25%. Specifically, the applicable rates for AMT and MSC would be 22%, 24% and 25% for 2010, 2011, 2012 and thereafter, respectively.

AMS and MSC have accounted for their current and deferred income tax based on the five-year transitional tax rates, as applicable. On May 29, 2012, AMS was merged by AMT and AMT adopts an EIT rate of 25%.

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

24.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2008 to 2012 remain subject to examination by the tax authorities.

Income before income taxes consists of:

	For the Year Ended December 31, 2012
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Non – PRC	(25,256)	(31,701)	(22,250)	(3,571)
PRC	200,047	(133,331)	218,916	35,139

	174,791	(165,032)	196,666	31,568

The current and deferred components of the income tax expense/(benefit) appearing in the consolidated statements of operations are as follows:

	For the Year Ended December 31, 2012
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Current tax expense	47,507	57,371	60,137	9,682
Deferred tax (benefit) expense	(3,634)	(11,051)	1,869	300

	43,873	46,320	62,186	9,982

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Income before income taxes	174,791	(165,032)	196,666	31,568

Income tax computed at the statutory tax rate of 25%)	43,698	(41,258)	49,167	7,892
Effect of different tax rates in different jurisdictions	6,298	7,809	5,506	884
Goodwill impairment	—	75,041	—	—
Non-deductible expenses	1,483	1,839	4,495	722
Effect of preferential tax rate	(5,695)	(1,699)	—	—
Effect of tax rate changes	141	(168)	—	—
Interests and penalties on unrecognized tax positions	(2,052)	4,756	7,515	1,206
Changes of valuation allowance	—	—	(4,497)	(722)

	43,873	46,320	62,186	9,982

The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at beginning of year	14,054	16,576	16,293	2,615
Additions based on tax positions related to the current year	2,613	10,638	8,483	1,362
Additions arising from business acquisitions	—	—	82,780	13,287
Decrease related to prior year tax position	(91)	(10,921)	(3,076)	(494)

Balance at end of year	16,576	16,293	104,480	16,770

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

At December 31, 2011 and 2012, there are RMB12,235 and RMB28,262 (US$4,536), of unrecognized tax benefits that if recognized would affect the annual effective tax rate. In addition, at December 31, 2011 and 2012, there are approximately RMB4,058 and RMB76,218 (US$12,234) of unrecognized tax benefits for which the ultimate recognition is relatively certain but there is uncertainty about the timing of the recognition. The amounts may affect the effective tax rate if recognized, in view of valuation allowance considerations.

It is possible that the amount of unrecognized tax positions will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The bases for interest and penalties are 0.05% per day and 50% respectively of the relevant income tax liabilities. The Company recognized a (decrease) increase amounting to RMB(1,960), RMB4,756, RMB30,922 (US$4,963) in interest and penalties during the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, the Company recognized RMB12,636 and RMB43,557 (US$6,991), respectively of interest and penalties.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

The aggregate amount	5,695	1,699	—	—

-Basic	0.04	0.01	—	—

-Diluted	0.04	0.01	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.	TAXATION (continued)

The components of deferred taxes are as follows:

	As at December 31, 2012
	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	669	8,746	1,403
Accounts receivable	648	177	28
Allowance for doubtful accounts	4,064	46,565	7,474
Net of operating loss	—	2,846	457
Deferred revenue, current	1,824	2,673	429
Others	73	433	71

	7,278	61,440	9,862
Valuation allowance	—	(42,363)	(6,800)

Net deferred tax assets, current portion	7,278	19,077	3,062

Deferred tax liabilities, current portion
Deferred cost, current portion	(1,550)	(2,230)	(358)
Revenue generated from financing lease	(139)	(2,502)	(402)

Total deferred tax liabilities, current portion	(1,689)	(4,732)	(760)

Deferred tax assets, current portion, net*	5,589	16,593	2,663

Deferred tax liabilities, current portion, net*	—	(2,248)	(361)

Deferred tax assets, non-current portion
Depreciation and amortization	42,225	47,201	7,576
Deposit for non-current assets	5,548	5,548	891
Property plant and equipment impairment	795	795	128
Intangible assets	308	265	43
Deferred revenue, non-current portion	837	715	115
Long term receivables	432	432	69
Long term investment impairment	—	10,204	1,638
Others	1,658	3,874	621

	51,803	69,034	11,081

Valuation allowance	—	(20,575)	(3,303)
Net deferred tax assets, non-current portion	51,803	48,459	7,778

Deferred tax liabilities, non-current portion
Deferred costs	(4,636)	(3,991)	(641)
Intangible assets	(12,364)	(10,272)	(1,649)
Property, plant and equipment	(32,787)	(51,769)	(8,309)

Total deferred tax liabilities, non-current portion	(49,787)	(66,032)	(10,599)
Deferred tax assets, non-current portion, net **	20,866	18,110	2,907

Deferred tax liabilities, non-current portion, net **	(18,850)	(35,683)	(5,728)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

*	As at December 31, 2011 and 2012, deferred tax assets, current portion of approximately RMB1,689 and RMB2,483 (US$399) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.
**	As at December 31, 2011 and 2012, deferred tax assets, non-current portion of approximately RMB30,937 and RMB30,349 (US$4,871) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

The movement of valuation allowance is as follows:

	2012	2012
	RMB	US$

Balance at beginning of year	—	—
Acquisition of CAH	(67,435)	(10,825)
Change of valuation allowance in current year	4,497	722

Balance at end of year	(62,938)	(10,103)

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2012 are considered to be indefinitely reinvested under ASC 740, Income Taxes, and accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the PRC. The cumulative amount of such retained earnings are RMB465,450 and RMB617,980 (US$99,193) as at December 31, 2011 and 2012 respectively. The determination of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration is not practicable.

The Group does not have any present plan to pay any cash dividends from the PRC subsidiaries in the foreseeable future. It intends to retain most of its available funds and any future earnings on its PRC subsidiaries for use in the operation and expansion of its business. As of December 31, 2012, the PRC subsidiaries have not declared any dividends to its holding companies. Dividends paid to shareholders in 2012 were from funds held by the Group’s offshore holding companies.

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

25.	EMPLOYEE SHARE OPTIONS

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

On September 30, 2011, the Company granted options to purchase 4,765,800 ordinary shares to its employees at an exercise price $2.17 per share, a contractual life of eight years and vest equally on the first, second, third, and fourth anniversary of the grant date. The measurement date occurred when the exercise price was established, at which time the Company estimated the fair value of these share-based payment awards and recognize compensation cost over each employee’s respective requisite service period which closely approximates the vesting period of the awards. The total compensation recognized in for the years ended December 31 2010, 2011 and 2012 was RMB9,571, RMB9,234 and RMB9,084 (US$1,458), respectively. The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

The Company calculated the estimated grant date fair value of the share options granted on September 30, 2011, using a Black-Scholes Model based on the following weighted average assumptions:

September 30, 2011
2008 Share Incentive Plan
Risk-fee interest rate	0.96%
Dividend yield	—
Expected volatility range	43.98%
Expected term	5.25 years

The risk-free rate was based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The dividend yield was assumed nil, although the Company paid a special dividend in 2011, the Company has not yet developed a long-term dividend policy and does not currently expect to pay dividends on its ordinary shares in the foreseeable future. The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the health care industry. The expected term of options granted in 2011 was calculated based upon the expected term of similar grants of comparable companies. Forfeiture rate is estimated based on the historical and future expectation of employee turnover rate and will be adjusted to reflect future change in circumstances and facts, if any.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

25.	EMPLOYEE SHARE OPTIONS (continued)

The following table summarizes employee share-based awards activities for the year ended December 31, 2012:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant-date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2012	4,643,734	US$	3.55	US$	1.25	6.05
Forfeited	—		—		—
Granted	—		—		—

Outstanding, December 31, 2012	4,643,734	US$	3.55	US$	1.25	5.05	—

Vested and expected to vest at December 31, 2012	4,643,734	US$	3.67	US$	1.25	5.05	—

Exercisable at December 31, 2012	2,143,925	US$	3.67	US$	1.25	5.05	—

There were 2,499,809 and 1,338,876 nonvested share options as of January 1, 2012 and December 31, 2012, respectively. 1,160,934 share options vested during the year ended December 31, 2012. The weighted average grant date far value is US$1.18.

The weighted-average grant-date fair value of share options granted for the years ended December 31, 2010, 2011 and 2012 are Nil, US$0.29, and Nil respectively.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2010, 2011 and 2012. The total intrinsic value of the options granted and exercised for the years ended December 31, 2010, 2011 and 2012 was nil for each year.

As of December 31, 2012, there was RMB8,538 (US$1,371) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.05 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

25.	EMPLOYEE SHARE OPTIONS (continued)

The share-based compensation expense of the share-based awards granted to employees for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

General and administrative expenses	7,046	6,876	6,776	1,087
Selling expenses	2,525	2,358	2,308	371

	9,571	9,234	9,084	1,458

26.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group

Xi’an Jiangyuan Andike Positron Co., Ltd.	Equity investee of the Group
New Chang’an	Noncontrolling shareholder of CAH
Shaanxi Juntai Real Estate Co., Ltd	Entity indirectly controlled by New Chang’an

b)	The Group had the following related party transactions for the years ended December 31, 2010, 2011 and 2012:

			For the Years Ended December 31,
	Note		2010	2011	2012	2012
			RMB	RMB	RMB	US$
Provision of medical service:
Shaanxi Juntai Real Estate Co., Ltd			—	—	(637)	(102)

Loan to a interest of a subsidiary:
New Chang’an (note 3)			—	—	100,000	16,051

Purchase of medical supplies:
Xi’an Jiangyuan Andike Positron Co., Ltd.	i	)	—	—	5,249	843

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

26.	RELATED PARTY TRANSACTIONS (continued)

c)	The balances between the Company and its related parties as of December 31, 2011 and 2012 are listed below:

		As of December 31,
	Note	2011	2012	2012
		RMB	RMB	US$
Due from related parties:
New Chang’an*		—	100,000	16,051
Shaanxi Juntai Real Estate Co., Ltd		—	1,200	193

		—	101,200	16,244

Due to related parties, current
Xi’an Jiangyuan Andike Positron Co., Ltd.		—	(4,410)	(708)
New Chang’an**		—	(1,500)	(241)

		—	(5,910)	(949)

Due to related parties, non-current
Shaanxi Juntai Real Estate Co., Ltd***		—	(19,301)	(3,098)
New Chang’an**		—	(7,527)	(1,208)

		—	(26,828)	(4,306)

*	The loan to New Chang’an carried an annual interest rate of 7.38% (note 18).
**	The current balance due to New Chang’an was related to building construction costs paid on behalf of CAH. The noncurrent balance represented an advance payment from New Chang’an for the acquisition of the prepaid land lease from CAH (note 20).
***	According to the agreement between CAH and Shaanxi Juntai, this balance is interest free and will be settled in 2014, pending the finalization of the outstanding balances among CAH, New Chang’an and Shaanxi Juntai (note 1).

27.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB3,510 and RMB4,977 and RMB7,148 (US$1,147) for the years ended December 31, 2010, 2011 and 2012, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

27.	EMPLOYEE DEFINED CONTRIBUTION PLAN (continued)

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income as incurred. The total amounts for such employee benefits were approximately RMB78, RMB97 and RMB108 (US$17) for the years ended December 31, 2010, 2011 and 2012, respectively.

28.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2012:

	RMB	US$

2013	9,685	1,555
2014	9,096	1,460
2015	5,473	879
2016 and thereafter	574	92

	24,828	3,986

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2010, 2011 and 2012, total rental expenses for all operating leases amounted to approximately RMB5,630, RMB6,232 and RMB8,986 (US$1,442), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB69,081 (US$11,088) at December 31, 2012, which are scheduled to be paid within one year.

Other commitments

The Group has commitments to acquire a land lease amounting to RMB25,708 (US$4,126), invest in Suzhou Chorus amounted to RMB1,920 (US$308) , which will be paid in full within the next two years.

Income taxes

As of December 31, 2012, the Group has recognized approximately RMB99,311 (US$15,957) as an accrual for unrecognized tax positions (note 24). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As December 31, 2012, the Group classified the unrecognized tax positions of RMB31,591 (US$5,071) as current liabilities and RMB67,719 (US$10,870) as non-current liabilities.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

29.	SEGMENT REPORTING

In accordance with ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM evaluates segment performance based on revenues, cost of revenues and gross profit by segment. Prior to January 1, 2012, the Group consisted of only one segment relating to Network business which mainly comprises leasing of medical equipment. On June 21, 2012, the Hospital segment was added with the acquisition of the 52% equity interest in the CAH (note 4) which operates hospital medical diagnosis service. The accounting policies used in its segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. As substantially all of the Group’s long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented. The Group’s segment information as of and for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues
Revenues from external customers:
Network	389,524	450,125	465,040	74,644
Hospital	—	—	197,309	31,670

Total revenues from external customers	389,524	450,125	662,349	106,314

Intersegment revenues:
Network	—	—	19,894	3,193
Hospital	—	—	—	—

Total intersegment revenues	—	—	19,894	3,193

Total segment revenues	389,524	450,125	682,243	109,507

Reconciling item
Elimination of intersegment revenues	—	—	(19,894)	(3,193)

Total revenues	389,524	450,125	662,349	106,314

Segment profit
Network	179,666	(161,306)	180,631	28,993
Hospital	—	—	25,922	4,162

Total segment profit	179,666	(161,306)	206,553	33,155

Foreign exchange losses, net	(5,436)	(10,975)	(101)	(16)
Interest income	7,865	13,357	5,895	946
Interest expense	(7,448)	(6,454)	(16,255)	(2,609)
Gain (loss) from disposal of property, plant and equipment	543	—	(1,072)	(172)
Share of net profit of equity investees	—	—	1,790	287
Other expense (income) , net	(399)	346	(144)	(23)

Income before taxes	174,791	(165,032)	196,666	31,568

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

29.	SEGMENT REPORTING (continued)

	For the Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Segment assets
Network	2,663,044	2,393,446	2,970,788	476,845
Hospital	—	—	750,020	120,387

Total segment assets	2,663,044	2,393,446	3,720,808	597,232

Reconciling item
Intersegment elimination	—	—	(55,588)	(8,922)

Total assets	2,663,044	2,393,446	3,665,220	588,310

Expenditures for additions to long-lived assets
Network	230,258	267,645	284,803	45,714
Hospital	—	—	112,825	18,110
Intersegment elimination	—	—	(57,140)	(9,172)

Total expenditure for additions to long-lived assets	230,258	267,645	340,488	54,652

Depreciation and amortization expenses
Network	109,377	119,895	133,996	21,508
Hospital	—	—	16,218	2,603

Total depreciation and amortization expenses	109,377	119,895	150,214	24,111

Impairment loss of long-lived assets and goodwill
Network	—	(333,934)	(3,360)	(539)
Hospital	—	—	—	—

Total impairment loss	—	(333,934)	(3,360)	(539)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.	INCOME (LOSS) PER SHARE

Basic and diluted income (loss) per share for each of the periods presented is calculated as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Numerator:
Net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share - basic and diluted	129,400	(215,003)	130,831	21,000
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted income (loss) per share	146,040,594	142,251,454	138,211,177	138,211,177

Basic and diluted income (loss) per share	0.89	(1.51)	0.95	0.15

The share options were not included in the calculation of diluted income (loss) per share under the treasury stock method for the years ended December 31, 2010, 2011 and 2012, because their exercise prices were greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

31.	FAIR VALUE MEASUREMENTS

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

In accordance with ASC 805, the Group remeasures a contingent business acquisition consideration at fair value as at December 31, 2011, on recurring basis using significant unobservable inputs (level 3) which was valued using the income approach based on benchmarking lending interest rate at 6.66%. The contingent business acquisition consideration was settled against with the account receivable of RMB10,566 during the year in connection with a netting agreement entered into with the previous shareholder of a wholly owned subsidiary. The gain from the netting arrangement of RMB1,433 is recorded as “Other operating income” in the statement of comprehensive income.

The following table presents a reconciliation of the contingent business acquisition consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2012:

	For the Years Ended December 31,
	2011	2012	2012
	RMB	RMB	US$

Balance as of January 1,	14,072	11,999	1,926

Payment by cash during the year	(2,305)	—	—
Unrealized loss	232		—
Settlement through netting with receivables	—	(11,999)	(1,926)

Balance as of December 31,	11,999	—	—

The amount of total loss for the year is included in “other expenses”	232	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

31.	FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2012, there was no disclosure related to fair value measurement required under ASC 820-10-50. The following table summarizes the recurring and nonrecurring fair value measurements for each class of assets as of December 31, 2011.

	Fair Value Measurement at December 31, 2011 Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significance Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Fair value measurement
Recurring
Contingent business acquisition consideration	11,999	—	—	11,999	(232)

Nonrecurring
Long-lived assets held and used*	8,735	—	—	8,735	(3,179)
Goodwill**	—	—	—	—	(300,163)

*	In accordance with ASC 360, long-lived assets held and used with a carrying amount of RMB11,914 were written down to their fair value of RMB8,735, resulting in an impairment charge of RMB3,179, which was included in the caption of “Asset impairment” in the consolidated statements of comprehensive income. The Group utilized cost method under which 38% to 48% discounts were applied to quoted market prices, depending on the expected remaining useful lives of such assets.

In accordance with ASC 350, goodwill with a carrying amount of RMB300,163 was written down to its implied fair value of RMB nil, resulting in an impairment charge of RMB300,163, which was included in the caption of “Asset impairment” in the consolidated statements of comprehensive income . The Group used market price of the Company’s ADS, adjusted for an assumed control premium, in determining the fair value of the reporting unit.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2011	2012	2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash	8,869	7,301	1,172
Time deposits with original maturities exceeding three months	31,470	—	—
Amounts due from subsidiaries	227,211	411,919	66,118

Total current assets	267,550	419,220	67,290

Non-current assets:
Investment in subsidiaries	1,790,931	1,945,280	312,238

Total assets	2,058,481	2,364,500	379,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	—	205,593	33,000
Accrued expenses and other liabilities	3,321	4,453	715
Amounts due to subsidiaries	120,660	122,868	19,722

Total current liabilities	123,981	332,914	53,437

Total liabilities	123,981	332,914	53,437

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2011 and 2012; outstanding shares—141,403,597 and 135,487,408 as of December 31, 2011 and 2012, respectively)	105	105	17
Treasury stock (949,935 and 6,866,124 as of December 31, 2011 and 2012, respectively)	(1)	(5)	(1)
Additional paid-in capital	2,551,877	2,517,496	404,086
Accumulated other comprehensive loss	(17,595)	(16,955)	(2,722)
Accumulated deficit	(599,886)	(469,055)	(75,289)

Total shareholders’ equity	1,934,500	2,031,586	326,091

Total liabilities and shareholders’ equity	2,058,481	2,364,500	379,528

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income

	For the Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(27,626)	(30,561)	(19,879)	(3,191)
Selling expenses	(2,524)	(2,298)	(2,296)	(369)

Operating loss	(30,150)	(32,859)	(22,175)	(3,560)
Equity in profit of subsidiaries	155,397	(184,276)	152,691	24,509
Interest income	742	2,132	307	50
Exchange gain	3,411	—	8	1

Net income (loss)	129,400	(215,003)	130,831	21,000

Net income (loss) attributable to ordinary shareholders	129,400	(215,003)	130,831	21,000

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(10,848)	(2,760)	640	102

Total other comprehensive (loss) income	(10,848)	(2,760)	640	102

Comprehensive income (loss)	118,552	(217,763)	131,471	21,102

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

33.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	For the Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Net cash used in operating activities	(16,765)	(8,418)	(11,493)	(1,845)
Net cash (used in) provided by investing activities	(423,931)	8,108	(153,651)	(24,663)
Net cash (used in) provided by financing activities	(145,574)	879	163,177	26,192
Exchange rate effect on cash	(6,736)	266	399	64

Net (decrease) increase in cash	(593,006)	835	(1,568)	(252)
Cash at beginning of the year	601,040	8,034	8,869	1,424

Cash at end of the year	8,034	8,869	7,301	1,172

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statement of comprehensive income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.