Form 20-F
period 2013-12-31
Concord Medical Services Holdings Ltd
filed 2014-04-28
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

134,836,300 Ordinary Shares Issued and Outstanding

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including CMS Hospital Management Co., Ltd., Beijing Yundu Internet Technology Co., Ltd., Shenzhen Aohua Medical Technology & Services Ltd., Shenzhen Lingdun Medical Investment & Management Co., Ltd., Tianjin Kangmeng Radiology Equipment Management Co., Ltd., Medstar (Shanghai) Leasing Co., Ltd., Guangzhou Concord Medical Cancer Hospital Co., Ltd., Xi’An Wanjiehuaxiang Medical Technology Development Co., Ltd., Beijing Jinweiyikang Technology Co., Ltd., Guangzhou Jinkangshenyou Investment Co., Ltd. and Chang’an Hospital Co., Ltd.

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income and other consolidated financial data for the years ended December 31, 2011, December 31, 2012 and December 31, 2013 (other than the income (loss) per ADS data) and the selected consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which is included elsewhere in this annual report on Form 20-F. The selected consolidated balance sheets data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Concord Medical
	Year Ended December, 31
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data
Revenues, net of business tax, value-added tax and related surcharges:
Network	292,436	389,524	450,125	465,040	563,124	93,021
Hospital-medicine income	—	—	—	89,813	180,130	29,755
Hospital-medical service income	—	—	—	107,496	237,381	39,213

Total net revenues	292,436	389,524	450,125	662,349	980,635	161,989
Cost of revenues:
Network	(87,561)	(122,700)	(159,416)	(169,905)	(224,062)	(37,012)
Hospital-medicine cost	—	—	—	(76,590)	(151,920)	(25,095)
Hospital-medical service cost	—	—	—	(90,709)	(210,967)	(34,849)

Total cost of revenues	(87,561)	(122,700)	(159,416)	(337,204)	(586,949)	(96,956)
Gross profit	204,875	266,824	290,709	325,145	393,686	65,033
Operating expenses:
Selling expenses (1)	(7,675)	(17,150)	(37,453)	(53,911)	(107,842)	(17,814)
General and administrative expenses (2)	(29,821)	(66,789)	(80,628)	(71,754)	(105,114)	(17,364)
Asset impairment	—	(3,219)	(333,934)	(3,360)	—	—
Other operating income	—	—	—	10,433	—	—

Total operating expenses	(37,496)	(87,518)	(452,015)	(118,592)	(212,956)	(35,178)

Operating income (loss)	167,379	179,666	(161,306)	206,553	180,730	29,855
Interest expense	(6,891)	(7,448)	(6,454)	(16,255)	(47,027)	(7,768)
Foreign exchange (losses) gains, net	(213)	(5,436)	(10,975)	(101)	767	127
Gain (loss) from disposal of equipment	—	543	—	(1,072)	(1,235)	(204)
Interest income	948	7,865	13,357	5,895	17,712	2,926
Share of net profit of equity investee	—	—	—	1,790	15,521	2,564
Other (expense) income, net	—	(399)	346	(144)	608	100

Income (loss) before income taxes	161,223	174,791	(165,032)	196,666	167,076	27,600
Income tax expenses	(36,396)	(43,873)	(46,320)	(62,186)	(75,880)	(12,534)

Net income (loss)	124,827	130,918	(211,352)	134,480	91,196	15,066

Net income attributable to non-controlling interests	—	1,518	3,651	3,649	5,303	876
Net income (loss) attributable to Concord Medical Services Holdings Limited’s shareholders	46,418	129,400	(215,003)	130,831	85,893	14,190

Earning (loss) per share — basic / diluted (3)	0.62	0.89	(1.51)	0.95	0.64	0.11
Earning (loss) per ADS — basic / diluted	1.86	2.66	(4.53)	2.84	1.92	0.32

(1)	Our selling expenses included share-based compensation of RMB0.3 million in 2009, RMB2.5 million in 2010, RMB2.4 million in 2011; RMB2.3 million in 2012; and RMB2.3 million (US$0.4 million) in 2013.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2009, 2010, 2011, 2012 and 2013 of RMB0.7 million, RMB7.0 million, RMB6.9 million, RMB6.8 million and RMB6.5 million (US$1.1 million) respectively.
(3)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares was increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this annual report so that share numbers, per share price and par value data are presented as if the share split had occurred from our inception.

	Concord Medical
	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
Cash	1,037,239	535,783	219,078	75,382	283,033	46,754
Total current assets	1,252,512	904,416	733,657	853,133	1,300,010	214,748
Property, plant and equipment, net	573,042	907,336	1,068,703	1,522,920	1,492,573	246,555
Goodwill	300,163	300,163	—	292,885	292,885	48,381
Intangible assets, net	155,345	146,113	129,018	146,512	116,843	19,301
Total assets	2,443,865	2,663,044	2,393,446	3,665,220	4,093,557	676,209
Long-term bank borrowings, current portion	57,487	60,906	77,479	191,473	273,310	45,148

Total equity	2,153,748	2,301,835	2,038,096	2,339,910	2,433,717	402,023
Total liabilities and equity	2,443,865	2,663,044	2,393,446	3,665,220	4,093,557	676,209

	Concord Medical
	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	135,883	190,972	137,102	259,515	259,033	42,788
Net cash used in investing activities (1)	(272,269)	(529,468)	(494,867)	(659,290)	(133,540)	(22,059)
Net cash generated from (used in) financing activities	819,846	(154,933)	41,785	255,932	77,722	12,839
Exchange rate effect on cash	(212)	(8,027)	(725)	147	4,436	734
Net increase (decrease) in cash	683,248	(501,456)	(316,705)	(143,696)	207,651	34,302

(1)	Net cash used in investing activities in 2009, 2010, 2011, 2012 and 2013 includes acquisitions, net of cash acquired, of RMB32.2 million, RMB45.0 million, RMB20.3 million, RMB223.4 million and nil respectively.

	Concord Medical
	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	90,278	108,974	114,250	115,009	135,268	22,345
Head gamma knife systems	67,406	80,909	77,035	76,239	68,553	11,324
Body gamma knife systems	25,241	38,599	42,512	31,365	42,016	6,941
PET-CT scanners	24,196	41,036	59,054	71,895	107,536	11,170
MRI scanners	33,880	51,738	65,031	79,220	83,619	13,813
Others (1)	19,161	27,992	22,576	38,602	61,564	16,763

Total net revenues — lease and management services	260,162	349,248	380,457	412,330	498,556	82,356

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on, for all dates through December 31, 2009, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2010 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 18, 2014, the noon buying rate was RMB6.2240 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average(2)	High	Low
Period	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1488	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18)	6.2240	6.2121	6.2240	6.2064

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2009, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2010, the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. In 2011, 2012 and 2013, net revenues derived from our top five hospital partners amounted to approximately 33.0%, 22.9% and 24.2% of our total net revenues, respectively. Our largest hospital partner accounted for 14.3%, 6.9% and 5.6% of our total net revenues during those periods, respectively. In addition, centers located in Beijing, Shaanxi province and Liaoning province accounted for 19.0%, 15.9% and 8.5% of our total net revenues in 2011, respectively, centers located in Beijing, Henan province and Shandong province accounted for 18.3%, 10.0% and 8.1% of our total net revenues in 2012, respectively, and centers located in Beijing, Heinan province and Sichuan Province accounted for 17.1%, 9.4% and 8.5% of our total net revenues in 2013, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:

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

In addition, ten of our hospital partners in terms of revenue contribution, accounted for 43.2% of our total network accounts receivable as of December 31, 2013. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.

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

Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB244.2 million, RMB210.3 million and RMB272.3 million (US$45.0 million) as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, approximately 12.3% of our network accounts receivable reported on our consolidated balance sheets as of December 31, 2012 were still outstanding. The average turnover days of our network accounts receivable in 2013 were 145 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.

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

In addition, we may be unable to successfully integrate or retain employees or management of the acquired businesses or assets or retain the acquired entity’s patients, suppliers or other partners. Consequently, we may not achieve the anticipated benefits of any acquisitions or joint ventures. For example, we plan to transform Chang’an Hospital into a full-service hospital with a special focus on cancer diagnosis and treatment services. In addition, we plan to merge Xi’An Wanjiehuaxiang Medical Technology Development Co. Ltd. (“CCICC”) into Chang’an Hospital after which CCICC will become part of Chang’an Hospital. We cannot assure such transformation and integration would be implemented successfully, or without incurring significant cost. Furthermore, future acquisitions or joint ventures could result in potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, contingent liabilities or expenses, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

We had net current liabilities as of December 31, 2012 and we cannot assure you that we will not experience net current liabilities in the future.

We had net current liabilities of RMB6.4 million as of December 31, 2012 primarily due to cost incurred in connection with the acquisition of equity interests in Chang’an Hospital and Texas MD Anderson Cancer Center Proton Therapy Center in 2012. The total consideration we paid for the acquisition was RMB248.8 million for Chang’an Hospital and US$32.3 million for Texas MD Anderson Cancer Center Proton Therapy Center, respectively. We had net current assets of RMB125.4 million (US$20.7 million) as of December 31, 2013. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we cannot assure you that we will not have net current liabilities in the future. If we fail to generate current assets to the extent that the aggregate amount of our current assets on any given day exceeds the aggregate current liabilities on the same day, we will continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management agreements due to regulatory changes.

Since the effectiveness in September 2000 of the Implementation Opinions on the Classified Management of Urban Medical Institutions, which was promulgated by the Ministry of Health, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the National Development Reform Committee, or NDRC, non-profit civilian medical institutions are no longer permitted to enter into cooperation agreements or to continue to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions issued in July 2001 by the same authorities, a non-profit civilian medical institution may, if lacking sufficient funds to purchase medical equipment outright, enter into a leasing agreement pursuant to which the medical institution leases medical equipment from its partner at market rates. To comply with these regulatory changes, we have transitioned most of our cooperation agreements with non-profit civilian hospitals to lease and management agreements. However, we are still negotiating the transition of our cooperation agreements relating to 1 of our centers located at one of our partner hospitals, which center’s revenue in 2013 was immaterial. Although neither we nor any of our hospital partners have incurred any penalties to date for continuing to operate under cooperation agreements at these centers, there can be no assurance that we will not incur penalties in the future or that we will be able to successfully negotiate the conversion of these agreements. If we are unable to successfully negotiate the conversion of our cooperation agreements with these hospitals or if government authorities decide to assess penalties against either us or our hospital partners or to suspend the operation of these centers before we are able to complete the transition, our business, financial condition and results of operation could be materially and adversely affected.

We are not aware of any similar restriction imposed by military healthcare administrative authorities on the cooperation agreements that we have entered into with military hospitals, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public. Accordingly, we have maintained our cooperation agreements with 41 military hospitals as of December 31, 2013. However, as military hospitals are also government-owned, if military hospitals are required by military healthcare administrative authorities to transition away from cooperation agreements in the future, we will have to negotiate a similar conversion of the agreements with our military hospital partners. If we are unable to successfully negotiate lease and management or other alternative agreements with our existing military hospital partners on terms not less favorable than those under our cooperation agreements, our business, financial condition and results of operation may be adversely affected.

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

We rely on the doctors and other medical professionals who work in our network to make proper clinical decisions regarding the diagnosis and treatment of their patients. Although we develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques and host seminars and conferences to facilitate consultation among doctors providing services in our network of centers, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each center and over the doctors and other medical professionals who work in such centers. Any incorrect clinical decisions on the part of doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. The centers in our network have experienced claims as to a limited number of medical disputes since they commenced operations. As of December 31, 2013, 3 centers in our network have agreed to pay an aggregate amount of approximately RMB0.1 million (US$22.3 thousand) to settle such claims. Any expenses resulting from such liability claims are generally required to be accounted for as expenses of the relevant center, which could reduce our revenue derived from such center. We do not carry malpractice or other liability insurance at many of the centers in our network, and at those centers that do carry such insurance, it may not be sufficient to cover any potential liability that may result from such claims. For our specialty cancer hospitals that are currently under development, we will likely face direct liability claims for any such incidents.

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

We have applied for and obtained the registration of our trademark “Medstar” in China to protect our corporate name. As of December 31, 2013, we also owned the rights to 87 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

We acquired 52% equity interest in Chang’an Hospital in 2012 and recorded goodwill in the amount of RMB292.9 million as well as certain acquired intangibles. We quantitatively assessed the goodwill for impairment as of December 31, 2013. The fair value of the reporting unit exceeded its carrying amount and therefore goodwill was not impaired and we were not required to perform further testing. If there are any significant adverse changes in the operating results of Chang’an Hospital in the future, the impairment losses on goodwill may be resulted. The headroom of the goodwill impairment test as of December 31, 2013 was 10%. We may continue to selectively acquire complementary businesses in the future, which may result in recorded goodwill and additional acquired intangibles. Any future goodwill we record will be tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would require more frequent assessments. Examples of such events or circumstances include, but are not limited to, a significant adverse change in the legal or business climate, an adverse regulatory action or unanticipated competition. In the future, we could recognize additional impairment losses on the intangible assets and goodwill, which could result in a charge to our reported results of operations and cause our reported earnings to decline.

We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.

We do not have insurance for nine units of electroencephalography and thermotherapy equipment at centers from which we derived less than 0.11% of our total revenues in each of 2011, 2012 and 2013. Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could have an adverse effect on our financial condition and results of operation. In addition, the operations in our network of centers may be particularly vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers. Also, we do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.

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

As part of our growth strategy we plan to establish specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, in June 2012, we acquired, through our subsidiaries, Cyber Medical Network Limited, or Cyber Medical, and Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, 52% of the equity interest in Chang’an Hospital or a total consideration of approximately RMB248.8 million. In addition, at the Beijing Proton Medical Center, one of our planned specialty cancer hospitals, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we have limited experience in operating our own specialty cancer hospital, or in providing many of the services that we plan to offer in our specialty cancer hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as compared to the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our specialty cancer hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own specialty cancer hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new hospitals.

We plan to carry out a number of large-scale hospital construction projects in the near future, which requires substantial increase in capital expenditures. Our operation and financial conditions and results will be adversely affected if we could not effectively manage capital expenditures.

We plan to build three premium cancer hospitals in major cities in China, namely Beijing, Shanghai and Guangzhou. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, our planned premium hospitals need to train our staff members properly, provide services and treatment environment superior to local hospitals as well as install high-end equipment, including CyberKnife, IMRT (Intensity-Modulated Radiation Therapy) and proton beam therapy. The required capital expenditure will be substantial. The process of capital expenditure planning, designing and construction of the premium hospitals will be time consuming and complex which requires a dedicated team in our company. We do not have prior experience and existing team in managing projects of the planned size. If we cannot manage the process properly, our operating and financial results will be affected adversely.

Our growth plan includes the construction of premium cancer hospitals, free-standing radiotherapy and diagnostic centers. If we cannot identify and seize the growth opportunities in the fast-changing market, our future growth will face uncertainties.

We plan to apply for approvals to build free-standing radiotherapy and diagnostic centers in multiple regions in China. These free-standing centers will not be affiliated with local government hospitals like our current centers. While the current healthcare reform policies encourage the establishment of private medical institutions, the implementation process will be complex and time-consuming and subject to uncertainty. We are in the process of identifying suitable regions for such free-standing centers by taking into consideration a number of factors including the regional market size, existing competition and potential strategic partners. There are uncertainties about how successful we can identify the suitable market, acquire the required government approvals timely and control the planned investments. In addition, we may face competition from the existing centers.

With the rising conflicts between doctors and patients, if we cannot properly handle disputes in a timely manner with the patients, we will face the increasing risk of litigation.

Recently, there were more incidents of patient / doctor conflicts and litigations in China. Patients in China are demanding more higher-service quality of the medical services and treatments they receive from the hospitals. In our Chang’an Hospital and our network centers, we also deal with patient disputes and litigations due to real or perceived medical incidents and practices. While we offer periodic training to all medical staff in our centers and hospitals, our patients may still raise issues with the treatment procedures, especially with cancer patients who experience higher than expected side-effects, sometimes resulting in unexpected deaths. While all of our centers and Chang’an Hospital are covered by medical malpractice insurance and we also purchased body-injury insurance for our medical staff, the process to reach a settlement, usually financial settlement under the medical malpractice insurance, is time-consuming and our management team needs to divert their attention from the normal operation of the centers and hospital. If we cannot properly handle the medical disputes in our centers and Chang’an Hospital, we may face increasing risks of litigation and our reputation among patients may be affected adversely. As of December 31, 2013, Chang’an Hospital has agreed to pay an aggregate amount of approximately RMB1.09 million (US$0.18 million) to settle such claims.

The proper implementation of our strategy requires that we recruit, train and retain the doctors, specialists and other medical staff. If we cannot achieve the proper level of doctor recruitment and retention, our current and future hospitals’ business may be affected adversely.

The financial and operational performance of our planned premium cancer hospitals and Chang’an Hospital depend significantly on our ability to attract and retain quality doctors, nurses, hospital administrators and managers. Under the current regulatory environment of China, doctors and nurses are affiliated with various hospitals, whose professional registration and accreditation need the approval of hospitals they serve. The government policy is relaxing on the mobility of doctors and other medical professionals, such as the policy to allow “multiple-location practice” for doctors. However, the full enactment and implementation may take time and vary from region to region. In order to attract, train and retain a qualified team of doctors, nurses and hospital managers, we may need to offer compensation packages superior to those of government hospitals, provide more professional training opportunities, including overseas training and exchange, and include the medical team into our ESOP. All these measures may result in higher compensation and administrative expenses and therefore have an adverse effect on our financial and operational results.

Our business is subject to seasonality.

Both our network centers and hospital business are subjected to seasonality. During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals. Since our network centers are located within the government hospitals, they are subjected to seasonality of the patient traffic as well. Our planned premium cancer hospitals will also be affected by seasonality, although to a lesser degree, as cancer patients need to receive treatment and diagnosis immediately. If we cannot manage and mitigate the seasonality effectively, our financial and operational results will be adversely affected.

Our future high-end cancer Hospitals will provide patients high-end medical services and medicines that are covered by the national basic medical insurance, and as a result we may need to cooperate with commercial insurance companies and face risks in respect of charge fees and patients’ ability of payment.

Currently, the majority of patients in our network centers and Chang’an Hospital are covered under the national basic medical insurance. We settle the payment with the local medical insurance agencies on regular basis. However, our planned premium cancer hospitals will offer high-end radiotherapy and other services that will not be covered under the national basic medical insurance program. Our patients will be self-pay or covered under various commercial insurances. We need to negotiate with various insurance companies, both domestic and international, which would enroll our hospitals into their coverage. We cannot assure you that we can establish and manage the business relationship with insurance companies properly and effectively. Without the insurance coverage, our future revenue may not meet our forecasts and profitability will be adversely affected. We may also face collection risks as insurance companies may decide not to pay for certain clinical procedures or refuse to pay accordingly to our requests.

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

As of the date of this annual report, our directors, executive officers and significant shareholders beneficially owned approximately 46.4% of our outstanding share capital. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We have entered into and may in the future enter into loan agreements containing financial covenants that require us to maintain certain financial ratios. We may not be able to comply with some of those financial covenants from time to time. For example, as of December 31, 2013, we were not in compliance with certain financial covenants as provided in a loan agreement which would give the lender the right to demand immediate repayment of the outstanding loan amount. In March 2014, we obtained from the relevant lender a waiver on the right to demand immediate repayment of the outstanding loan amount based on the non-compliance of the financial covenants as of December 31, 2013. However, if we need to obtain waivers from lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. In addition, Chang’an Hospital might be deemed not in incompliance with certain terms of the loan agreement for a loan which Chang’an Hospital took from Chang’an Bank. For more details, see “Item 7B. Related Party Transactions.” If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have granted security interests over certain of our medical equipment in order to secure bank borrowings. Any failure to satisfy our obligations under such borrowings could lead to the forced sale of such equipment.

In order to secure bank loans in an aggregate amount of RMB201.2 million, RMB875.5 million and RMB1,086.2 million (US$179.4 million) as of December 31, 2011, 2012 and 2013, respectively, we have granted security interests in equipment with a net carrying value of RMB171.3 million, RMB205.3 million and RMB502.6 million (US$83.0 million), respectively, representing 16.0%, 13.5% and 33.7% of the net value of our net property, plant and equipment of RMB1,068.7 million, RMB1,522.9 million and RMB1,492.6 million (US$246.6 million) as of December 31, 2011, 2012 and 2013, respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.

If we fail to establish or maintain an effective system of internal controls over our financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2010, we and our current independent registered public accounting firm identified a material weakness in our internal controls over financial reporting related to our lack of adequate resources with the requisite U.S. GAAP and SEC financial accounting and reporting expertise to support the accurate and timely assembly and presentation of our consolidated financial statements and related disclosures. As of December 31, 2011, this material weakness has been remediated. We have successfully completed our Section 404 assessment for the year ended December 31, 2013 and received the auditor’s attestation. However, in the future, if we fail to maintain effective internal controls over financial reporting or to obtain an “unqualified” auditors’ attestation, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

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

We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009. We are required to account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2012 and 2013. We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of RMB9.2 million in 2011, RMB9.1 million in 2012 and RMB8.8 million (US$1.5 million) in 2013 related to such options. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have established a compensation committee and have three members of the audit committee, will seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans and have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders.

We believe we were not a “passive foreign investment company,” or a PFIC, for our taxable year ended on December 31, 2013, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Our Industry

Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.

The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the Ministry of Health or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the Ministry of Health and the NDRC and large medical equipment procurement licenses are issued by the Ministry of Health. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the Ministry of Health and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations issued by the Ministry of Health stipulate that from 2011 to 2015, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 160 and by the end of 2015, the total number of PET-CT systems in China cannot exceed 270. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although the current number of procurement licenses available did not have a significant impact on our existing expansion plan in 2013, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners to obtain such licenses as expected, may affect our expansion plan after 2013, which could have a material adverse effect on our future prospects.

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

The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained instead. As of December 31, 2013, of the 138 units of medical equipment in the centers in our network that are subject to large medical equipment procurement quota requirements, 116 were issued with a procurement license, 3 were issued with an interim procurement permit subsequent to the implementation of the quota requirement, 15 were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and 6, which accounted for approximately 4.2%, 3.2% and 1.5% of our total net revenues in 2011, 2012 and 2013 respectively, have not yet been issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last six centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

We believe that the 20 units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These 20 units of equipment accounted for approximately 12.5%, 6.6% and 3.7% of our total net revenues in 2011, 2012 and 2013, respectively. In addition, for the two units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.

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

We will target the high net-worth population which is not covered by the government insurance programs. If we cannot meet their demands effectively or reach them through effective marketing, our financial position and results of operations may be adversely affected.

Our planned premium cancer hospitals will provide international-standard cancer treatments, especially radiotherapy services. We will target the high net-worth population in China, who may demand high-quality and differentiated medical services not available in government hospitals. As China’s economic growth continues, the number of high net-worth population will keep growing as well. However, this group of population usually has access to high-quality medical services and many of them visit hospitals overseas already. Our success depends on whether we will be able to provide the quality of medical services comparable and better to international standard. If we fail to target this group of patients, i.e, high net-worth population, or fail to offer competitive services, our financial position and results of operations may be adversely affected.

We are facing competition from other hospitals in the market. In particular, competition for high-end patients.

As China’s healthcare reform deepens and more private hospitals enter into the market, more hospitals will be established to offer differentiated services that are currently unavailable in China’s healthcare service market. Based on the latest statistics, there are over 2.7 million people in China with net worth over RMB6 million and about 63.5 thousand people with net worth over RMB100 million. The high-net-worth population usually has access and resources to the best hospitals and medical experts in China. In order to reach this group of patients, we need to establish our industry position and reputation as the best cancer specialty service provider in China, which offers comparable or better services than other domestic and international hospitals. Our planned premium cancer hospitals will face growing competition from other private and international hospitals in China. If we cannot establish a set of proper medical protocols and build up a strong reputation among the patients, our revenue and profits will be affected adversely.

In recent years, national policy of limiting foreign investment in the healthcare industry has been relaxed, foreign hospitals constantly influx the Chinese market, and Chinese patients have gradually turned to look for healthcare services in the overseas market, such as Japan, Korea, other Southeast Asian countries. We also face the risks of loss of patient source.

As China’s healthcare reforms progress and restrictions are relaxed on private and international investments, more international hospitals are planning to enter into the Chinese healthcare service market. As a result our premium cancer hospitals will face future competition from the newly-entered international hospitals, many of which will target the same group of high net-worth population. However, if we cannot execute our strategy properly, our operation and financial conditions will be affected. In addition, more Chinese patients are traveling overseas to seek best treatment available to locations such as Hong Kong, Taiwan, Korea or Southeast Asian nations. MD Anderson Cancer Center also receives patients from mainland China, although the number remained small.

Development of cancer radiotherapy and cancer treatment technology, and medical equipment based on the new technologies and research are advancing rapidly. If we cannot keep pace with advances in medical technology, we will be at risk.

We believe our planned premium cancer hospitals will offer the most advanced and cutting-edge treatment to cancer patients in China, including proton bean therapy, the most sophisticated and expensive radiotherapy available in the market. While considered the most accurate and effective radiotherapy mode now, proton therapy treatment may be overtaken by new trends or breakthroughs in the radiotherapy market. For instance, there is a trend of miniaturization of proton therapy equipment, which delivers the same treatment at lower upfront investment and physical specification. Although the miniature proton therapy equipment is not widely adopted, if the trend becomes popular, our planned premium hospital may face more competition as the capital expenditure required for proton center will be substantially lower and more hospitals and institutions may decide to enter into the segment and offer the treatment at lower price. We need to follow the technology development closely or face the risk of lower cost alternative treatments.

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

Currently, several of our shareholders who are residents in the PRC and are subject to the above registration or amendment of registration requirements have applied to SAFE’s local branches to make the required make-up SAFE registration with respect to their existing investments in our company. Furthermore, there may be additional PRC shareholders, whose identities we may not be aware of and whose actions we do not control, who are not in compliance with the registration procedures set forth in SAFE Circular No. 75 and No. 19. If the SAFE determines that any of our PRC shareholders failed to make filings that they should have made with respect to any of our offshore entities, we could be subject to fines and legal penalties, or the SAFE could impose restrictions on our foreign exchange activities, including the payment of dividends and other distributions to us or our affiliates and our PRC subsidiaries’ ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.

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

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. There were various preferential tax treatments promulgated by national tax authorities that were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities may allow enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatments according to local preferential tax policy. The PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted in accordance with the then prevailing tax laws and regulations prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2011, our subsidiary Shanghai Medstar had a preferential income tax rate of 24% that is increased to 25% in 2012 and 25% in 2013. We cannot assure you that the preferential income tax rates that we enjoy will not be phased out at a faster rate or will not be discontinued altogether, either of which could result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Committee, SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of the PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and quality of our financial statements.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

On October 28, 2008, we acquired 100% of the equity interest in Beijing Yundu Internet Technology Co., Ltd., or Yundu, through our subsidiaries Aohua Leasing and CMS Hospital Management Co., Ltd., or CMS Hospital Management, for a consideration of approximately RMB35.0 million.

In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

In July 2010, we acquired 52% of the equity interest in Chang’an CMS International Cancer Center for RMB103.2 million from Chang’an Hospital. In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Concord Medical Cancer Hospital Co., Ltd. in PRC, and (iv) Medstar Oversea Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of date of this annual report.

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

As of the date of this annual report, we conduct substantially all of our operations through the following subsidiaries in the PRC:

•	Shenzhen Aohua Medical Technology & Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Medstar (Shanghai) Leasing Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the sale of medical equipment and the provision of radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	CMS Hospital Management Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC;

•	Beijing Yundu Internet Technology Co., Ltd., or Yundu, our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC;

•	Chang’an CMS International Cancer Center, which specializes in cancer diagnosis and treatment in Xi’An, was established by us and Chang’an Hospital in which we have controlling equity interest upon the consummation of the acquisition described above; and

•	Tianjing Kangmeng Radiology Equipment Management Co., Ltd, our wholly owned subsidiary incorporate in the PRC that manages four radiotherapy and diagnostic imaging centers in Hebei province.

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

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us that compared our pro forma revenues against the revenues of our competitors in 2008 and our number of centers and units of equipment against those of our competitors as of the end of 2008. As of December 31, 2013, our network comprised 144 centers based in 81 hospitals, spanning 55 cities across 25 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Cancer was the leading cause of death in China in 2008 according to the Ministry of Health, and there is a relatively low penetration of radiotherapy and diagnostic imaging equipment compared to developed countries. We believe that our leading network and our experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

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

To further enhance our reputation and to employ high quality doctors, we are in the process of establishing and operating specialty cancer hospitals in China. We established our first specialty cancer hospital, Chang’an CMS International Cancer Center, in Xi’an, Shanxi Province in July 2010 with Chang’an Hospital, a licensed full-service private hospital. In June 2012, we acquired, through our subsidiaries, Cyber Medical and Shanghai Medstar 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million. The consummation of this acquisition gave us effective control over the full capacity of 1,100 beds in Chang’an Hospital. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital, which is expected to commence operation in late 2014. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build a 400-bed cancer specialty hospital in Guangzhou for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong province as well as the land usage rights from the local land administrative bureau.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases of existing centers and acquisitions. We have increased the number of centers in our network from 131 as of December 31, 2011 to 136 as of December 31, 2012 and to 144 as of December 31, 2013. Our total net revenues were RMB450.1 million, RMB662.3 million and RMB980.6 million (US$162.0 million) for the year ended December 31, 2011, 2012 and 2013, respectively. For additional information relating to our history and reorganization and our financial presentation, see “— History and Development of the Company,” “—Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2013, we operated an extensive network of 144 centers based in 81 hospitals, spanning 55 cities across 25 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Our network includes 111 radiotherapy and diagnostic imaging centers and 28 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

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

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2013, we had 136 centers that were established under lease and management services arrangements. We typically establish such centers with civilian hospitals by entering into a lease agreement and a management agreement. Centers at military hospitals, which are regulated by the military but most of which are otherwise the same as other government-owned hospitals open to the public, are typically established under a cooperation agreement. The reason for the two different contractual structures is to comply with the different regulations governing civilian and military hospitals in China. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Restrictions on Cooperation Agreements.”

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in the centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from six to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement. We also have centers that operate under revenue-sharing agreements, which stipulate the percentage of the revenue and the pre-operating expenses to be shared with our hospital partners. The specified operating expenses of centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of ten centers in our network with our hospital partners primarily due to the unsatisfactory performances of the centers located in these hospitals.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2013, we had such agreements for eight centers. Unlike the centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the centers established under service-only agreements. Rather, we only manage such centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We also provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2013, we had such agreements for four centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the centers. Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to these centers in exchange for a fixed fee. The terms are usually similar to our lease and management services contracts. As our telemedicine business continues to grow, we expect to enter into more of the technical services agreements with other hospitals in the future.

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

Linear Accelerators External Beam Radiotherapy

As of December 31, 2013, we owned 30 linear accelerators and one MM50 intensity-modulated radiation therapy systems. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.

Gamma Knife Radiosurgery

A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2013, we owned 38 gamma knife systems, including 23 head gamma knife systems and 15 body gamma knife systems.

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

Cyberknife

The CyberKnife Robotic Radiosurgery System is a non-invasive alternative to surgery for the treatment of both cancerous and non-cancerous tumors anywhere in the body, including the prostate, lung, brain, spine, liver, pancreas and kidney. The treatment – which delivers beams of high dose radiation to tumors with extreme accuracy – offers new hope to patients worldwide. Though its name may conjure images of scalpels and surgery, the CyberKnife treatment involves no cutting. In fact, the CyberKnife System is the world’s first and only robotic radiosurgery system designed to treat tumors throughout the body non-invasively. It provides a pain-free, non-surgical option for patients who have inoperable or surgically complex tumors, or who may be looking for an alternative to surgery. As of December 31, 2013, we have two Cyber-knife centers in China. Our first CyberKnife® Robotic Radiosurgery System (the “CyberKnife System”) is located in Changhai Hospital, which has treated over 1,551 patients since the start of its trial run in February 2012. Our second Cyber-knife center is in Jinan City of Shandong Province.

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

Other Treatment and Diagnostic Modalities

Our network also includes centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2011, 2012 and 2013, revenues derived from centers that provide such other services were approximately 4.7%, 8.3% and 12.8%, respectively, of our total net revenues.

Financing Leases and Other Business Arrangements

We entered into financing lease agreements in connection with sale and leaseback agreement with several hospitals to which we lease radiotherapy, diagnostic and other equipment. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between 3 to 5 years. The net investment in financing lease is in the range of RMB3.9 million to RMB61.8 million, depending on the types of equipments subject to the leases.

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

Our Hospital Business

Chang’an Hospital

In June of 2012, we closed the acquisition of 52% equity ownership in Chang’an Hospital, a leading non-public general hospital located in Xi’an, Shaanxi Province. The Company announced the signing of a definite agreement in connection with the acquisition of 52% equity ownership in Chang’an Hospital on March 22, 2012. Since then, the Company has received all necessary government approvals including New Business License of Chang’an Hospital, and completed all registration procedures, including Capital Verification Report, Share Ownership Report, and Business Registration Change Report. Chang’an Hospital convened a board meeting, at which the board appointed the new directors selected by the Company effective as of July 1, 2012. The financial results of Chang’an Hospital have been consolidated by the Company starting from the third quarter of 2012.

Chang’an Hospital is an international general hospital integrating clinical care, healthcare, preventative care and research. It is a Sino-foreign JV hospital licensed by National Ministry of Health, and Ministry of Foreign Trade and Economic Cooperation, and registered through the State Administration of Industry and Commerce. The construction starting in 1998, the hospital opened to patients in September 2002. Its stage II project finished in May, 2010; its stage III project started in 2012. It currently operates 1,100 hospital beds, covering floor area of 180,000 square meters, with 2,000 medical staff. The total investment is RMB1.5 billion.

Chang’an Hospital is located at the 3rd Fengcheng Avenue, Weiyang District, Xi’an, Shaanxi province. It is the biggest and only Class-3 private hospital in the Middle/West region. It is listed as a contract hospital to the employee medical insurance in Xi’an city and Shaanxi province, to the new rural medical insurance in Xi’an city and Shaanxi province, to China Life Insurance and Ping-An Insurance. It is the first digitalized hospital in northwest China, and the first 24-hour-operating hospital.

Chang’an Hospital owns state-of-art medical equipment in China, such as MM50, Novalis, 3.0T MRI, GE LightSpeed CT750 HD, PET-CT, SPECT, and DSA. The hospital has strong medical team, including 3 medical experts who enjoy special allowance from the Chinese State Council, 8 physicians with doctors and post-doc degrees, 26 with master degrees, as well as 80 senior doctors and 91 intermediates doctors. Since its inception in 2002, the hospital has received the gold award of ‘2010 China Hospital Informatization Demonstration Unit’, ‘National Integrity Hospital’, ‘Top 100 National Integrity Hospital’, ‘2010 China Medical Informatization Construction Demonstration Unit’.

In May 2012, Chang’an Hospital was accredited with Stage 6 of Electronic Medical Record (EMR) capabilities by U.S. Healthcare Information and Management Systems Society (HIMSS). Chang’an Hospital has been ranked the highest among Chinese hospitals in terms of EMR capabilities by China’s Ministry of Health, and is the only Chinese hospital accredited with Stage 6 of EMR capabilities by HIMSS.

Beijing Proton Medical Center

We have also entered into a framework agreement with Chang’an Information Industry to establish the Beijing Proton Medical Center. The Beijing Proton Medical Center will allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients. The Beijing Proton Medical Center is expected to be the first proton beam therapy system in China licensed for clinical use. The Beijing Proton Medical Center is expected to have a gross floor area of approximately 12,700 square meters and have 50 licensed patient beds. The Beijing Proton Medical Center will primarily offer treatments using a proton beam therapy system, which treatments are designed to be non-invasive and usually do not require hospitalization. As a result, the Beijing Proton Medical Center will not require the use of as many patient beds as the Chang’an CMS International Cancer Center. In addition, the proton beam therapy system occupies a much larger installation area than the radiotherapy and diagnostic imaging equipment that is to be used in the Chang’an CMS International Cancer Center, which reduced physical areas for licensed beds that can be made available in the Beijing Proton Medical Center.

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

Guangzhou Concord Medical Cancer Hospital

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Medical Cancer Hospital, a 400-bed specialty hospital in Guangzhou for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong province. In August 2012, Guangzhou Concord Medical Cancer Hospital Co., Ltd. was granted the land usage rights from the local land administrative bureau. On December 31, 2012, we paid RMB25.6 million for land usage rights. Currently, we are undertaking pre-construction design as well as other preparatory works. The construction is expected to commence during the second half of 2014. In 2013, we have obtained the land use right certificate of Guangzhou Concord Medical Cancer Hospital Co., Ltd.

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

MD Anderson Cancer Center Proton Therapy Center (MD Anderson Proton Therapy Center)

In January of 2013, we closed the acquisition of 19.98% of indirect ownership of The University of Texas MD Anderson Cancer Center Proton Therapy Center (MD Anderson Proton Therapy Center). MD Anderson Proton Therapy Center is a leading proton treatment center in the world. Concord Medical plans to invest and operate two proton centers in China. The transaction will enable Concord Medical to expand its expertise and knowledge base in preparation for the operation of future proton centers. After the closing, Concord Medical became the second largest owner of the MD Anderson Proton Therapy Center, behind MD Anderson Cancer Center. Concord Medical joined both the Board of Directors of the PTC-Houston Management, LP, the general partner of the center, and the center’s Advisory Committee.

MD Anderson Proton Therapy Center is an affiliate of MD Anderson. Opened in 2006, it was the fourth proton treatment center in the U.S. Since it’s opening, the center has treated more than 4,000 patients, accounting for 15% of the total number of patients who received proton treatment nationally. For nine of the past 11 years, including 2007-2012, MD Anderson has been ranked No. 1 in cancer care in the U.S. News & World Report’s “Best Hospitals” survey.

MD Anderson Proton Therapy Center is an international center of excellence for proton therapy, research and education. It is the world’s first proton therapy facility located within a comprehensive cancer center – and the only proton therapy center that is part of the top-ranked cancer center in the world. It’s highly skilled and experienced cancer care team includes radiation oncologists, pediatric radiation oncologists, research nurses, registered nurses, radiation therapists, medical dosimetrists, physicists and other cancer professionals who work to provide an individualized treatment plan for each patient’s cancer. The MD Anderson Proton Therapy Center houses four treatment rooms that include one fixed beam room and three equipped with gantries within 96,000-square-feet of space. Each gantry is three stories tall, 35 feet in diameter, weighs 190 tons and rotates around a patient to direct the proton beam precisely at the cancerous tumor. The center also includes clinical space and examination rooms for consultations and patient visits, anesthesiology work areas, holding and recovery areas, medical dosimetry areas for treatment planning and other areas specifically related to the care, treatment, education and research of proton technology. Additionally, the Proton Therapy Center has a dedicated, on-site machine shop that produces the apertures and other pieces needed to precisely and effectively deliver proton therapy to the patients.

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

Accounting and Payment Collection

Our hospital partners are responsible for patient billing and fee collections and for delivering to us our contracted percentage of medical fees based on our arrangements with them. We typically hire accounting personnel at each of our centers who are in charge of keeping books and records as to the revenues and expenses of the center. We reconcile the accounting records for each center in our network with our hospital partners periodically. After the revenue net of specified operating expenses of a center is agreed upon between us and our hospital partner, we will bill our hospital partner for our portion of the revenue determined based on our contracted percentage. Our hospital partners will then go through their internal approval process, which usually takes about 45 days from the time of billing before making payments to us. We have implemented accounting procedures at each of the centers in our network, and perform periodic reviews to ensure that such activities are properly conducted. For our specialty cancer hospitals, we will be responsible for patient billing and fee collection.

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

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Adam Jigang Sun, our CFO and chairman of the committee, Dr. Jianyu Yang, Dr. Zheng Cheng, Mr. Yaw Kong Yap and two rotating regional directors. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

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

General Regulatory Environment

China’s healthcare industry is regulated by various government agencies, including the Ministry of Health. The Ministry of Health has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the Ministry of Health, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the National Development and Reform Commission, or NDRC, the State Food and Drug Administration, or SFDA, the Ministry of Environmental.

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

Pursuant to SAFE Circular No. 75, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV experiences a material event, such as a change in share capital, merger or acquisition, share transfer or exchange, spin-off or long-term equity or debt investment, the PRC resident must, within 30 days after the occurrence of such event, register such event with the local SAFE branch. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75, which guidance provides for more standardized, specific and stringent supervision regarding such registration requirements and requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE. On May 27, 2011, the SAFE issued SAFE Circular No. 19 which stipulates more detailed implementation for these registrations, including legal basis, materials to be examined, principles for examination and scope of authorization.

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

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,931 square meters, pursuant to lease agreements entered into in January 2012 each with a term of three years started from May 2012. The following table sets forth our other leased properties as of the date of this annual report:

D.	Property, Plant and Equipment

Location	Size (in square meters)	Expiration Date
Beijing	1930	May 2015
Shanghai	24	October 2014
Shanghai	342	April 2016
Shenzhen	522	December 2015

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

We owned the following primary medical equipment as of December 31, 2013, which are located in the various centers across our network:

Number of primary medical equipment owned(1) :
Linear accelerators(2)	27
Head gamma knife systems	26
Body gamma knife systems	14
PET-CT scanners	16
MRI scanners	35
Others(3)	24

Total	142

(1)	Excluding data from eight centers under service-only agreements as of December 31, 2013.

(2)	Including a MM50 intensity-modulated radiation therapy system.

(3)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation. Most of the centers in our network are established through long-term lease and management services arrangements typically ranging from six to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners. In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million. After this acquisition, the results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 131 as of December 31, 2011 to 136 as of December 31, 2012 and 142 as of December 31, 2013. Our total net revenues increased to RMB980.6 million (US$162.0 million) in 2013 from RMB662.3 million in 2012 and RMB450.1 million in 2011, due primarily to business expansion and patient volume growth.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China. According to a report by Frost & Sullivan, patients diagnosed with cancer in China increased from approximately 2.8 million patients in 2003 to 3.5 million patients in 2008. The total number of new cancer cases in China was 3.5 million in 2012, according to 2012 Chinese Cancer Registry Annual Report. Frost & Sullivan further estimates that new cancer cases will increase to approximately 4.1 million in China in 2015. Based on a survey conducted by the Ministry of Health, the increase in cancer cases is primarily attributable to demographic changes and urbanization. With the continued increase in disposable income, government healthcare spending and medical insurance coverage, there has been a considerable increase in demand for cancer diagnosis and treatments and we have been able to grow our business significantly by providing high quality radiotherapy and diagnostic imaging services in China to address such needs. In addition, public hospitals generally lack the financial resources to purchase, or the expertise to operate, radiotherapy and diagnostic imaging centers. Such factors combined have contributed favorably to the growth of our business.

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

Our Ability to Expand Our Network of Centers

As of December 31, 2013, our network comprised 144 centers based in 81 hospitals, spanning 55 cities across 25 provinces and administrative regions in China. Our ability to expand our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new centers through entering into new arrangements with hospital partners or acquisitions from third parties and we expect this to continue to be the key driver for our future growth. Each additional center that we develop increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, new centers developed through our entering into new arrangements with hospital partners generally involve a ramp-up period during which time the operating efficiency of such centers may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional centers through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from centers established through acquisitions. Further, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network. Our ability to expand our network will depend on a number of factors, such as:

•	the reputation of our existing network of centers and doctors providing services in our network of centers;

•	our financial resources;

•	our ability to timely establish and manage new centers in conjunction with our hospital partners; and

•	our relationship with our hospital partners.

In 2011, we added 13 new centers to our network, of which 10 were under lease and management services arrangements, and three were under service-only agreements. We closed one center in 2011 after its contract expired. In 2012, we added 10 new centers to our network, of which three were under lease and management services arrangements, and seven were under service-only agreements. We closed five centers in 2012 after their contract expired. In 2013, we added 14 new centers to our network, of which six were under lease and management services arrangements. We closed six centers in 2013.

The Number of Patient Cases Treated in Our Network

Increasing the number of patient cases diagnosed and treated at our existing centers and hospital is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network based on factors such as the reputation of the center, the location of the center and the reputation of the doctors who provide services in the center. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers. There is also typically a ramp-up period for newly established centers during which time acceptance by doctors and patients of such new centers gradually pick up and the number of patient cases increase. The numbers of our treatment and diagnostic patient cases were 33,376 and 317,531 in 2013, respectively, representing 12.0% decrease and 32.6% increase from 2012, respectively.

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

In June 2012, we acquired, through Cyber Medical and Shanghai Medstar, 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million, which gave us effective control over the full capacity of 1,100 beds in Chang’an Hospital. After this acquisition, we plan to transform Chang’an Hospital into a full-service hospital with a special focus on cancer diagnosis and treatment services. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

Revenues

Our revenues consisted of revenues generated from our network and Chang’an Hospital. The following table sets forth the breakdown of our total net revenues for the years indicated.

	Year Ended December 31,
	2011		2012		2013
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except percentage)
Network	450,125	100.0	465,040	70.2	563,124	93,021	57.4
Hospital – medicine income	—	—	89,813	13.6	180,130	29,755	18.4
Hospital – medical service income	—	—	107,496	16.2	237,381	39,213	24.3

Total net revenues	450,125	100.0	662,349	100.0	980,635	161,989	100.0

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

We also provide management services to a limited number of centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each center equal to a contracted percentage of the center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2013, we managed eight centers under service-only agreements.

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

In the past, we have recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB16.1 million, RMB3.1 million and RMB3.1 million (US$0.5 million) as of December 31, 2011, 2012 and 2013, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2011, 2012 and 2013, net revenue derived from our top five hospital partners amounted to approximately 33.0%, 22.9% and 24.1%, respectively, of our total net revenues. Our largest hospital partner accounted for 14.3%, 6.9%, and 5.6%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.

Chang’an Hospital was the largest hospital partner in terms of revenue contribution for the year ended December 31, 2011 and accounted for approximately 14.3% of our total net revenues in 2011.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of centers	Aggregate revenues in 2013		Percentage to total revenues
		RMB’000	US$’000
2014	3	6,660	1,100	1.2%
2015	8	2,771	458	0.5%
2016	2	16,132	2,665	2.9%
2017	21	93,183	15,393	16.7%
2018	22	88,633	14,641	15.9%
Total	56	207,379	34,256	37.2%

Hospital

In June 2012, we acquired, through our subsidiaries Cyber Medical and Shanghai Medstar, 52% of the equity interest in Chang’an hospital for a total consideration of approximately RMB248.8 million. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012. Revenues generated from Chang’an Hospital were consisted of:

•	medicine income in connection with sales of medicine in connection with our treatment of patients at Chang’an Hospital; and

•	medical service income in connection with service fees we charged on medical treatments we provided to our patients at Chang’an Hospital.

We are subject to business tax, value-added tax and related surcharges on certain of our revenues, except as described in our accompanied consolidated financial statements. Such taxes and surcharges amounted to RMB23.2 million, RMB22.5 million and RMB25.9 million (US$4.3 million) in 2011, 2012 and 2013, respectively, and are deducted prior to deriving our total net revenues.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues:
Network	159.416	35.4	169,905	25.6	224,062	37,012	22.9
Hospital – medicine cost	—	—	76,590	11.6	151,920	25,095	15.5
Hospital – medical service	—	—	90,709	13.7	210,967	34,849	21.5

Total cost of revenues	159,416	35.4	337,204	50.9	586,949	96,956	59.9

Gross profit	290,709	64.6	325,145	49.1	393,686	65,033	40.1
Operating expenses:
Selling expenses(1)	37,453	8.3	53,911	8.1	107,842	17,814	11.0
General and administrative expenses (1)	80,628	17.9	71,754	10.8	105,114	17,364	10.6
Asset impairment	333,934	74.2	3,360	0.5	—	—	—

Other operating income	—	—	10,433	1.6	—	—	—

Total operating expenses	452,015	100.4	118,592	17.9	212,956	35,178	21.6

(1)	Our selling expenses included share-based compensation in the amount of RMB2.4 million, RMB2.3 million and RMB2.3 million (US$0.4 million) in 2011, 2012 and 2013, respectively, which was related to certain share options granted in 2009 and 2011. Our general and administrative expenses included share-based compensation expenses in the amount of RMB6.9 million, RMB6.8 million and RMB6.5 million (US$1.1 million) in 2011, 2012 and 2013, respectively, which was related to certain share options granted in 2009 and 2011. We did not grant any share options under our 2008 share incentive plan in 2010, 2012 and 2013.

Cost of Revenues

Network

Our cost of revenues for network business primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in our network of centers and other costs, including material cost of disposal medical supplies. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. Our amortization of acquired intangibles in connection with the OMS reorganization, the acquisition of China Medstar, Tianjin Kangmeng Radiology Equipment Management Co., Ltd., Chang’an Hospital and other businesses was RMB25.1 million, RMB28.7 million and RMB29.7 million (US$4.9 million) in 2011, 2012 and 2013, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB25.5 million and RMB16.8 million annually between 2014 and 2017.

Hospital

Our cost of revenues for hospital business primarily consists of costs associated with the operations of Chang’an Hospital after the consolidation of its financial results. Such costs of revenue included depreciation and amortization of the properties, buildings and equipment that are used by Chang’an Hospital, the salaries and benefits associated with its medical and non-medical personnel and overhead costs, which include the cost of materials for medical procedures and utility, repair and maintenance expenses. Our cost of revenues for medicine and medical services for Chang’an Hospital in 2013 was RMB151.9 million (US$25.1 million) and RMB211.0 million (US$34.8 million), respectively, representing 15.6% and 21.6% of total net revenues of 2013, respectively. As a result, the gross margin for medicine and medical service income for Chang’an Hospital in 2013 was 15.6% and 11.1%, respectively, as compared to the gross margin of 60.2% for network business.

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and specialty cancer hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses have increased in absolute amount from 2011 through 2013 as a result of increased efforts to expand our network of centers and our specialty cancer hospitals. We expect our selling expenses to continue to increase in absolute amount in the future, in line with the expansion of our network and the growth in our total net revenues. Our selling expenses include share-based compensation, RMB2.4 million in 2011, RMB2.3 million in 2012 and RMB2.3 million (US$0.4 million) in 2013.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2011, 2012 and 2013 that amounted to RMB6.9 million, RMB6.8 million and RMB6.5 million (US$1.1 million), respectively. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network of centers and the growth in our total net revenues.

Asset Impairment. Our asset impairment was RMB333.9 million, RMB3.4 million and nil for the year ended December 31, 2011, 2012 and 2013. The significant increase in asset impairment in 2011 was mainly due to a one-time goodwill impairment of RMB300.2 million and a provision of deposits for purchase of property, plant and equipment of RMB20.7 million.

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

On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 and November 26, 2011 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase a total of 4,765,800 ordinary shares at exercise prices of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We have incurred share-based compensation expenses of RMB9.2 million in 2011 RMB9.1 million in 2012 and RMB8.8 million in 2013 related to such options. We did not grant any option under our 2008 share incentive plan in 2010, 2012 and 2013.

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

United States

We did not have any assessable profits subject to the United States profits tax in 2011 and 2012. Following our acquisition of 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center in December 2012, we had assessable profits subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) in 2013.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2011, 2012 and 2013. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

We did not have any assessable profits subject to the Singapore profits tax 2011, 2012 and 2013. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.

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

Revenue recognition

Our revenue consists of network and hospital revenue.

(1)	Network revenue

The majority of our network revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with us. To a lesser extent, revenues are generated from stand-alone management service arrangements where our hospital partner has previously acquired the equipment or through another vendor or sale of medical equipment.

i.	Lease and management services

Lease and management service arrangements typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients.

We enter into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. Pursuant to these arrangements, we receive a portion of the profit, based on the profit sharing formula as defined in the arrangements, of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services.

Pursuant to ASC 840, we determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangements also contain a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

ASC 840 is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”) is applied to other elements of the arrangement not within the scope of ASC 840. Revenue not within the scope of ASC 840 is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred.

The lease rentals and management service receivable under the lease arrangement are based entirely on a profit sharing formula (“contingent rent feature”). The profitability of the business unit is not only dependent on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectability of these minimum lease payments is not considered reasonably predictable and there are also inherent uncertainties regarding the future costs to be incurred by us relating to the arrangement. Given these uncertainties, we account for all of these lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, we recognize revenue when a lease payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met.

For the years ended December 31, 2011, 2012 and 2013, the revenue from lease and management services amounted to RMB380.5 million, RMB412.3 million and RMB498.6 million (US$82.4 million), respectively. Revenue derived from lease and management services is recorded as network revenue in the consolidated statements of comprehensive income.

ii.	Management services and technical services

We provide stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment and stand-alone technical services to certain hospitals. Management services typically include the provision of diagnosis and treatment techniques, experts support, advertising and promotion as well as comprehensive operational management. Technical services mainly include services related to the maintenance and upgrade of leasing equipment. The fees for management services and technical services are either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. Fixed monthly fees are recognized ratably over the service term. The consideration that is based on a revenue share arrangement is recognized when the monthly fees under the arrangement are determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term.

For the years ended December 31, 2011, 2012 and 2013, revenue from management services amounted to RMB33.6 million, RMB11.9 million and RMB15.7 million (US$2.6 million), respectively. For the years ended December 31, 2011, 2012 and 2013, the revenue from technical services amounted to RMB2.9 million, RMB10.2 million and RMB13.2 million (US$2.2 million), respectively. Revenue derived from management services and technical services is recorded as network revenue in the consolidated statements of comprehensive income.

iii.	Direct financing lease income

Pursuant to ASC 840, we record revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2011, 2012 and 2013, we had financing lease income of RMB9.2 million, RMB19.7 million and RMB33.6 million (US$5.6 million), net of taxes, respectively. Income derived from direct financing leases is recorded as network revenue in the consolidated statements of comprehensive income.

iv.	Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition (“ASC 605”), we record revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2011, 2012 and 2013, we had medical equipment sales of RMB1.6 million, RMB1.5 million and RMB2.0 million (US$0.3 million), respectively. Revenue derived from medical equipment sales is recorded as network revenue in the consolidated statements of comprehensive income.

v.	Trial operations of CCICC

Pursuant to the supplemental agreement entered into between us and Chang’an Hospital, CCICC recognized revenue amounting to RMB23.7 million and RMB9.9 million, respectively, for the years ended December 31, 2011 and 2012 in relation to the operations of the oncology center of Chang’an Hospital during the trial period from July 1, 2010 to the acquisition date of Chang’an Hospital. Following the acquisition of Chang’an Hospital, the results of Chang’an Hospital have been subject to consolidation by us and no such revenue was recognized for the year ended December 31, 2013.

(2)	Hospital revenue

Hospital revenue is classified into medicine income and medical service income. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with SAB 104, when the medicine or medical services are delivered.

We are subject to business tax, value-added tax and related surcharges on the revenue earned from network businesses except for that disclosed in note 22. We have recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2011, 2012 and 2013 were approximately RMB23.2 million, RMB22.5 million and RMB25.9 million (US$4.3 million), respectively. In the event that revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

Cost of revenue

Cost of revenues primarily consists of the network and hospital costs.

Network costs mainly consist of the amortization of acquired intangibles, depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salaries and material costs of medical supplies.

(1) Costs relating to lease and management service arrangement

Cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policies. The cost of the management service component is recognized as an expense as incurred.

(2) Cost of management services and technical services

Cost of management services and technical services mainly include labor costs, and, where applicable, medical consumables and maintenance expenses which are expensed as incurred.

(3) Cost of equipment sales

Cost of equipment sales, recorded net against the related revenue, includes the cost of the equipment purchased and other direct costs involved in the equipment sales.

Hospital costs mainly include medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, utilities as well as other related costs incurred in the normal business of a hospital.

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

Network. Fees for medical services provided at the centers are paid directly to our hospital partners by patients and we are not responsible for patient billing and fee collection. Medical service fees in China are typically paid in full upfront by patients prior to receiving services. Generally, patients claim reimbursements, if any, is available under the applicable public or private medical insurance plans. As a result, hospitals do not generally experience bad debt problems. However, the healthcare reform announced by the PRC government in January 2009 has introduced pilot public medical insurance plans. Under these plans patients are only responsible for paying their deductible amounts upfront and hospitals are responsible for seeking reimbursements from the relevant government authorities after the treatments are provided. Certain of the hospitals in which some of the centers in our network are based are involved in such pilot medical insurance plan. We do not expect such change in payment timing to have a direct effect on our ability to collect our contracted percentage from our hospital partners. However, the ability of our hospital partners to collect medical service fees from the government authorities in a timely manner may affect the timing of payments made by our hospital partners to us as a result.

Hospital. Chang’an Hospital is involved in the pilot medical insurance plan and as such, we are responsible for seeking reimbursements for Chang’an Hospital from the relevant government authorities after the treatments are provided.

The following table sets forth our account receivables by age and pay or type as of the date indicated:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB’000
Network
Accounts receivable	203,535	47,630	18,046	6,169	275,380
Allowance for doubtful accounts	—	—	(1,581)	(1,510)	(3,091)
Accounts receivable, net	203,535	47,630	16,465	4,659	272,289
Hospital
Accounts receivable	31,914	6,429	2,941	336	41,620
Allowance for doubtful accounts	—	—	—	—	—
Accounts receivable, net	31,914	6,429	2,941	336	41,620

We routinely evaluates the collectibility of accounts receivable of each customer on a specific identification basis. At the time when we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, we record a specific allowance against amounts due, and thereby reduces the net recognized receivable to the collectible amount.

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

In accordance with ASC 350, we assign and assess goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined it has two reporting units, network business and hospital business, which are also its two operating segments. As of December 31, 2012 and 2013, the goodwill included in the consolidated balance sheets was related to the acquisition of Chang’an Hospital under the hospital business.

The goodwill testing utilizes a two-step impairment analysis annually as of December 31, whereby the Group compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Company adopted ASU No. 2011-08, Intangibles—Goodwill and Other (“ASU No. 2011-08”), in 2012, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

We quantitatively assessed the goodwill for the hospital reporting unit for impairment as of December 31, 2013. The fair value of the reporting unit exceeded its carrying amount, and therefore goodwill related to the reporting unit was not impaired and we were not required to perform further testing.

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

Share-based compensation

Our employees participate in our share-based scheme which is discussed in more details under note 23. Share-based awards granted to employees are accounted for under ASC718, Compensation-Stock Compensation, or ASC 718.

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

Segment reporting

In accordance with ASC 280, Segment Reporting, our chief operating decision maker, or CODM, has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of us. Previously, we consisted of only one segment relating to network business. Following the acquisition of Chang’an Hospital, the CODM reviews the results of the network and hospital businesses when making decisions about allocating resources and assessing performance of us. Our CODM evaluates segment performance based on revenues and profit by the network and hospital segments. The accounting policies used in its segment reporting are the same as those used in the preparation of our consolidated financial statements. Substantially all of our revenues and long-lived assets (mainly include property, plant and equipment) are derived from the PRC.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Comprehensive Income Data
Revenues, net of business tax, value-added tax and related surcharges:
Network	450,125	100.0	465,040	70.2	563,124	93,021	57.4
Hospital-medicine income	—	—	89,813	13.6	180,130	29,755	18.4
Hospital-medical service income	—	—	107,496	16.2	237,381	39,213	24.2

Total net revenues	450,125	100.0	662,349	100.0	980,635	161,989	100
Cost of revenues:
Network	(159,416)	(35.4)	(169,905)	(25.7)	(224,062)	(37,012)	(22.9)
Hospital-medicine cost	—	—	(76,590)	(11.6)	(151,920)	(25,095)	(15.5)
Hospital-medical service cost	—	—	(90,709)	(13.7)	(210,967)	(34,849)	(21.5)

Total cost of revenues	(159,416)	(35.4)	(337,204)	(50.9)	(586,949)	(96,956)	(59.9)

Gross profit	290,709	64.6	325,145	49.1	393,686	65,033	40.1
Operating expenses:
Selling expenses (1)	(37,453)	(8.3)	(53,911)	(8.1)	(107,842)	(17,814)	(11.0)
General and administrative expenses (2)	(80,628)	(17.9)	(71,754)	(10.8)	(105,114)	(17,364)	(10.6)
Asset impairment	(333,934)	(74.2)	(3,360)	(0.5)	—	—	—
Other operating income	—	—	10,433	1.6	—	—	—

Operating income (loss)	(161,306)	(35.8)	206,553	31.2	180,730	29,855	18.5
Interest expense	(6,454)	(1.4)	(16,255)	(2.5)	(47,027)	(7,768)	(4.8)
Foreign exchange (losses) gains, net	(10,975)	(2.4)	(101)	0.0	767	127	0.0
Loss from disposal of property, plant and equipment	—	—	(1,072)	(0.2)	(1,235)	(204)	(0.1)
Interest income	13,357	3.0	5,895	0.9	17,712	2,926	1.8
Share of net profit of equity investee	—	—	1,790	0.3	15,521	2,564	1.6
Other income (expense), net	346	0.1	(144)	0.0	608	100	0.0

Income (loss) before income taxes	(165,032)	(36.7)	196,666	29.7	167,076	27,600	17.0
Income tax expenses	(46,320)	(10.3)	(62,186)	(9.4)	(75,880)	(12,534)	(7.7)

Net (loss) income	(211,352)	(47.0)	134,480	20.3	91,196	15,066	9.3

(1)	Our selling expenses included share-based compensation of RMB2.4 million in 2011, RMB2.3 million in 2012 and RMB2.3 (US$0.4 million) in 2013.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2009, 2010, 2011, 2012 and 2013 of RMB0.7 million, RMB7.0 million, RMB6.9 million, RMB6.8 million and RMB6.5 million (US$1.1 million), respectively.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Total Net Revenues. Our total net revenues increased by 48.1% to RMB980.6 million (US$162.0 million) for the year ended December 31, 2013 from RMB662.3 million for the year ended December 31, 2012, primarily due to the full year consolidation of Chang’an Hospital’s revenue.

Cost of Revenues. Total cost of revenues increased by 74.1% to RMB586.9 million (US$97.0 million) for the year ended December 31, 2013 from RMB337.2 million for the year ended December 31, 2012. This increase was largely in line with the increase in our revenues. Cost of revenues as a percentage of our total net revenues increased to 59.9% for the year ended December 31, 2013 from 50.9% for the year ended December 31, 2012, primarily due to the full year consolidation of Chang’an Hospital’s cost.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 21.1% to RMB393.7 million (US$65.0 million) for the year ended December 31, 2013 from RMB325.1 million for the year ended December 31, 2012. Our gross margin decreased to 40.1% for the year ended December 31, 2013 from 49.1% for the year ended December 31, 2012 primarily due to the increase of medicine and medical service costs.

Operating Expenses. Our operating expenses increased by 79.6% to RMB213.0 million (US$35.2 million) for the year ended December 31, 2013 from RMB118.6 million for the year ended December 31, 2012 primarily due to the increase of selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses increased by 100% to RMB107.8 million (US$ 17.8 million) for the year ended December 31, 2013 from RMB53.9 million for the year ended December 31, 2012. This increase in our selling expenses was primarily due to a significant increase in meeting and office expense.

General and Administrative Expenses. Our general and administrative expenses increased by 46.4% to RMB105.1 million (US$17.4 million) for the year ended December 31, 2013 from RMB71.8 million for the year ended December 31, 2012. This increase was primarily due to the full consolidation of Chang’an Hospital and there was a RMB10.6 million bad debt reversal in 2012.

Operating Income. As a result of the foregoing, our operating income was RMB180.7 million (US$29.9 million) for the year ended December 31, 2013 as compared to RMB206.6 million for the year ended December 31, 2012.

Interest Expense. Our interest expense increased significantly to RMB47.0 million (US$7.8 million) for the year ended December 31, 2013 from RMB16.3 million for the year ended December 31, 2012, mainly due to the increase of bank borrowing.

Foreign Exchange Loss/Gain. Our foreign exchange gain was RMB0.8 million (US$0.1 million) for the year ended December 31, 2013 as compared to a net loss of RMB0.1 million for the year ended December 31, 2012 primarily due to the increase of foreign currency bank borrowing in 2013 as well as the decrease of foreign exchange rate.

Interest Income. Our interest income increased significantly to RMB17.7 million (US$2.9 million) for the year ended December 31, 2013 from RMB5.9 million for the year ended December 31, 2012. This increase was due primarily to the RMB179.4 million increase of restricted cash deposited in bank for loans.

Income Taxes. Our income tax expense increased by 21.5% to RMB75.9 million (US$12.5 million) for the year ended December 31, 2013 from RMB62.2 million for the year ended December 31, 2012. This increase was due primarily to the accrual of withholding tax, or WHT and uncertainty in income tax, or FIN 48 tax.

Net Income. As a result of the foregoing, our net income decreased by 32.2% to RMB91.2 million (US$15.0 million) for the year ended December 31, 2013 from RMB134.5 million for the year ended December 31, 2012. This decrease was due primarily to the increase of income taxes.

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

Interest Income. Our interest income decreased significantly to RMB5.9 million for the year ended December 31, 2012 from RMB13.4 million for the year ended December 31, 2011. This decrease was due primarily to the decrease of our cash balance.

Income Taxes. Our income tax expense increased by 34.3% to RMB62.2 million for the year ended December 31, 2012 from RMB46.3 million for the year ended December 31, 2011. This increase was due primarily to tax expenses recognized in connection with the acquisition of Chang’an Hospital and increase in gross profit for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Net Income. As a result of the foregoing, our net income was RMB134.5 million for the year ended December 31, 2012 as compared to incurred a net loss of RMB211.4 million for the year ended December 31, 2011.

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

We had net current assets of RMB221.2 million (US$36.5 million) as of December 31, 2013. As of December 31, 2013, we had RMB283.0 million (US$46.8 million) in cash, RMB488.0 million (US$80.6 million) in short-term borrowings outstanding, of which RMB390.5 million (US$64.5 million) was secured by restricted cash deposited in local banks, and RMB598.3 million (US$98.8 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of which RMB46.0 million (US$7.6 million) was secured by restricted cash deposited in local banks. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	137,102	259,515	259,033	42,788
Net cash used in investing activities (1)	(494,867)	(659,290)	(133,540)	(22,059)
Net cash generated from financing activities	41,785	255,932	77,722	12,839
Exchange rate effect on cash	(725)	147	4,436	734
Net (decrease) increase in cash	(316,705)	(143,696)	207,651	34,302
Cash at beginning of the year	535,783	219,078	75,382	12,452
Cash at end of the year	219,078	75,382	283,033	46,754

(1)	Net cash used in investing activities in 2011, 2012 and 2013 included acquisitions, net of cash acquired, of RMB20.3 million, RMB223.4 million and nil, respectively.

Net Cash Generated from Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners and cash payments that we made in connection with establishing new centers.

Net cash generated from operating activities was RMB259.0 million (US$42.8 million) for the year ended December 31, 2013 consisting primarily of cash received from hospital partners.

Net cash generated from operating activities was RMB259.5 million for the year ended December 31, 2012 consisting primarily of cash received from hospital partners.

Net cash generated from operating activities was RMB137.1 million for the year ended December 31, 2011 consisting primarily of cash received from hospital partners, which was reduced by an increase in accounts receivable of RMB94.7 million and increase in deposit for non-current assets for RMB35.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was RMB133.5 million (US$22.1 million) consisting primarily of acquisition of property, plant and equipment and deposit for property, plant and equipment.

Net cash used in investing activities for the year ended December 31, 2012 was RMB659.3 million consisting primarily of (i) investment in equity method investments of RMB228.7 million mainly in connection with the acquisition of The University of Texas MD Anderson Cancer Center Proton Therapy Center, (ii) acquisitions and net of cash acquired of RMB223.4 million mainly in connection with the acquisition of Chang’an Hospital, (iii) deposits paid for purchase of non-current assets of RMB218.8 million mainly in connection with purchase of equipment, and (iv) net investment in direct financing leases of RMB115.4 million.

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

Net Cash Generated from (Used in) Financing Activities

Net cash generated from financing activities for the year ended December 31, 2013 was RMB77.7 million (US$12.8 million). Net cash generated from financing activities for the year ended December 31, 2013 was due primarily to bank borrowing.

Net cash generated from financing activities for the year ended December 31, 2012 was RMB255.9 million. Net cash generated from financing activities for the year ended December 31, 2012 was due primarily to (i) proceeds from long-term bank borrowings of RMB518.7 million and (ii) proceeds from short-term bank borrowings of RMB258.1 million, which was partially offset by (i) increase in restricted cash of RMB259.5 million as bank deposit (ii) repayment of long-term bank borrowings of RMB112.6 million and (iii) Increase in loan to a non-controlling interest of a subsidiary of RMB100.0 million.

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

Acquisitions and Capital Expenditures

We acquired certain medical equipment located in Chengdu Military Hospital and the related business from a third party for cash consideration of RMB18 million in January 2011.

In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million.

In December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center for a total consideration of approximately RMB201.2 million.

In 2011, 2012 and 2013, our capital expenditures totaled RMB257.6 million, RMB284.7 million and RMB148.6 million (US$24.5 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditure in 2013 consisted primarily of medical equipment, and decreased by RMB136.1 million as compared to 2012 because of lack of suitable network center projects.

We estimate that our expected aggregate capital expenditures in 2014 will be approximately RMB250.0 million to RMB300.0 million, which we will use mainly for the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the purchase of medical equipment and for the establishment of our specialty cancer hospitals.

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

Recently Issued Accounting Pronouncements

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which is intended to resolve the diversity in practice about whether ASC 810-10, Consolidation (“ASC 810-10”) or ASC 830 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity by requiring a parent deconsolidate a subsidiary or derecognize a group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) if the parent ceases to have a controlling financial interest in that group of assets. This standard is effective for the first interim or annual period beginning after December 15, 2013, with early adoption permitted. We will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740), to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We will adopt ASU 2013-11 on January 1, 2014 is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Total	Less than 1 year	1-3 years	More than 3 years
	RMB	RMB	RMB	RMB
	(in thousands)
Long-term debt obligations	598,284	273,310	288,483	36,491
Capital lease obligations	400	—	—	400
Operating lease obligations	15,748	9,701	6,047	—
Purchase obligations	21,054	21,054	—	—

Total	635,486	304,065	294,530	36,891

Our short- and long-term debt obligations as of December 31, 2013 represent bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2013 had a weighted average interest rate of 4.64% per annum. Our long-term bank borrowing outstanding as of December 31, 2013 had a weighted average interest rate of 6.02% per annum.

As of December 31, 2013, we had RMB488.0 million (US$80.6 million) in short-term borrowings outstanding, of which RMB422.1 million (US$69.7 million) was secured by restricted cash deposited in local banks, and RMB598.3 million (US$98.8 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding.

As of December 31, 2013, our operating lease obligations for 2014, 2015, 2016 and 2017 and thereafter are RMB9.7 million (US$1.6 million), RMB5.5 million (US$0.9 million), RMB0.6 million (US$95 thousand) and nil respectively.

As of December 31, 2013, we had purchase obligations for certain medical equipment that amounted to RMB21,054 million (US$3,478 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	41	Chairman, chief executive officer
Zheng Cheng	48	Director, president and chief operating officer
Adam Jigang Sun	45	Chief financial officer
Jing Zhang	48	Chief administrative officer
Yaw Kong Yap	48	Senior vice president
Zhe Yin	40	Director
Tian Ji	33	Director
Denny Lee	44	Independent director
Weibo Yin	81	Independent director
Yongjun Li	45	Independent director

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

Mr. Yaw Kong Yap has served as a senior vice president since 2008. He served as a director and financial controller of our company from 2008 to 2011. Mr. Yap joined China Medstar in 2005 and served as its chief financial officer prior to our acquisition of China Medstar. Prior to joining China Medstar, Mr. Yap served as the chief executive officer of Advanced Produce Centre Development Pte, Ltd., a Singapore real estate company, from 2003 to 2005, the chief financial officer of Global Fruits Pte Limited from 1999 to 2003, the regional financial controller of America Air Filtration Asia from 1996 to 1998 and the financial controller of Chevalier International (USA) Ltd. from 1991 to 1996. Mr. Yap received a bachelor’s degree from Indiana University of Pennsylvania in the United States in 1990. Mr. Yap is Certified Public Accountant in the United States.

Mr. Zhe Yin has served as a director of our company since December 2013. Mr. Yin is currently a co-founder and has been the director and vice president of Noah Holdings Limited since 2005. Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, Mr. Yin worked at Bank of Communications of China from July 1997 to November 2003 as a wealth and product manager. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997 and received an Executive MBA degree from China Europe International Business School.

Mr. Tian Ji has served as a director of our company since December 2013. Mr. Ji is currently the deputy general manager of Gopher Asset Management. Before joining Gopher Asset, Mr. Ji was the head of managed accounts department of AXA SPDB Investment Managers. From 2009 to 2011, Mr. Ji worked in at Wanjia Asset Management, covering equity research and macro economy research. From 2006 to 2009, Mr. Ji worked at the equity derivatives department of ABN AMRO Bank. Mr. Ji received a master degree of business management in Fudan Management School and a bachelor degree of mathematics in Fudan University. Mr. Ji is a holder of Chartered Financial Analyst (CFA).

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

Mr. Yongjun Li has served as an independent director since December 2013. Mr. Li is currently the Chair of Department of Public Policy in Peking University, a position he has held since 2008. Mr. Li is also the Associate Professor of School of Government in Peking University. Mr. Li was the Lecturer of School of Government in Peking University from 2002 to 2004 and received a Ph.D. in Economics from Peking University in 2002.

The address of our directors and executive officers is Concord Medical Services Holdings Limited, 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.

B.	Compensation

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation to all of our directors and our executive officers was RMB4.0 million (US$0.7 million). For share-based compensation, see “—Share Incentive Plans.” We do not have any amount accrued in 2013 for pension, retirement or other similar benefits to our directors and our executive officers.

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

The following table summarizes, as of December 31, 2013, the outstanding options granted to our directors and executive officers and other individuals as a group.

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

Committees of the Board of Directors

Board of Directors

We currently have eight directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Denny Lee, Dr. Weibo Yin and Mr. Yongjun Li. Mr. Denny Lee is the chairman of our audit committee. Mr. Denny Lee and Mr. Yongjun Li meet the criteria of audit committee financial experts as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has also determined that the simultaneous service by Mr. Denny Lee on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Jianyu Yang, Mr. Denny Lee and Mr. Yongjun Li. Mr. Jianyu Yang is the chairperson of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers. Our employees in our network are generally the operations directors or project managers and the marketing, accounting or administrative personnel of the centers. We had 472, 616 and 608 employees as of December 31, 2011, 2012 and 2013, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2013
	Employees	% of Total
Management	27	4.4
Administration	23	3.8
Financial control	85	14.0
Operation	16	2.6
Marketing	9	1.5
Business development	8	1.3
Centers	440	72.4

Total	608	100.0

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment Agreements.” We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2011, 2012 and 2013 was RMB5.0 million, RMB12.2 million and RMB30.3 million (US$5.0 million) respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang(3)	60,059,576	44.4%
Zheng Cheng(4)	60,059,576	44.4%
Jing Zhang(5)	1,779,829	1.3%
Yaw Kong Yap(6)	771,800	0.6%
Zhe Yin	—	—
Tian Ji	—	—
Weibo Yin	—	—
Yongjun Li	—	—
Denny Lee	*	*
Adam Jigang Sun	*	*
All directors and officers as a group	63,208,147	46.4%

Principal Shareholders:
Morgancreek Investment Holdings Limited(7)	59,770,876	44.3%
Solar Honor Limited(8)	15,379,303	11.4%
Carlyle Entities(9)	13,086,350	9.7%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report. Percentage of beneficial ownership of each listed person is based on 134,836,300 ordinary shares issued and outstanding as of the date of this annual report.
(3)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Yang is a director and indirectly holds 60% of the shares, and by virtue of such relationship may be deemed its beneficial owner, and (ii) 288,700 ordinary shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this annual report.
(4)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Cheng is a director and indirectly holds 40% of the shares, and by virtue of such relationship may be deemed its beneficial owner, and (ii) 288,700 ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.
(5)	Represents 1,529,829 ordinary shares held by and 250,000 ordinary shares issuable upon excise of share options to Thousand Ocean Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.
(6)	Represents 541,800 ordinary shares held by and 230,000 ordinary shares issuable upon excise of share options to Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.
(7)	Represents (i) 45,787,948 ordinary shares, and (ii) 4,660,976 ADSs held by Morgancreek Investment Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Yang, holds 60% of the shares of Morgancreek Investment Holdings Limited. Bluestone Holdings Limited a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Cheng, holds 40% of the shares of Morgancreek Investment Holdings Limited. The directors of Morgancreek are Mr. Yang and Mr. Cheng. Mr. Yang and Mr. Cheng have the power to direct Morgancreek Investment Holdings Limited as to the voting and disposition of ordinary shares and ADSs held by Morgancreek Investment Holdings Limited. The address of the principal office of Morgancreek Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represents 15,379,303 ordinary shares held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Mr. Hao Zhou. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(9)	Represents 12,584,500 and 501,850 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

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

Borrowings with Related Parties

In September 2012, Chang’an Hospital took a short-term bank borrowing in the amount of RMB100 million, or the Chang’an Bank loan, from Chang’an Bank. The application for the Chang’an Bank loan was submitted to Chang’an Bank prior to our acquisition of the 52% equity interest in Chang’an Hospital. The Chang’an Bank loan was secured by all of the 48% equity interest in Chang’an Hospital currently owned by Xi’an New Chang’an Medical Investment Co., Ltd., or New Chang’an. Chang’an Hospital subsequently granted a loan to New Chang’an which has the same key terms as the Chang’an Bank loan, including loan amount, interest rate and repayment schedule. Chang’an Bank is not a related party to us or New Chang’an. As of December 31, 2013, the balance of the loan to New Chang’an is RMB 93.4 million (US$15.4 million). In addition, as of December 31, 2013, we had amount due to New Chang’an in the amount of RMB1.5 million (US$0.2 million) which is amount paid by New Chang’an on behalf of us for settlement of building construction costs. As at December 31, 2013, total loan balance due from New Chang’an was RMB101.2 million (US$16.7 million), of which RMB28.7 million (US$4.7 million) was overdue. Pursuant to an agreement entered with New Chang’an related to the acquisition of Chang’an Hospital, New Chang’an had agreed to grant CHM and Cyber, shareholders of CAH and wholly-owned subsidiaries of the Group a second pledge over the equity interest in Chang’an Hospital after the bank (the “Second Pledge”) over the loan to New Chang’an. On April 24, 2014, we entered into a pledge agreement (the “Pledge Agreement”) and effected the Second Pledge to secure the loan to New Chang’an. The registration of the Second Pledge has not been completed as at the date of this report as the bank is currently the first pledgee of such equity interest (the “First Pledge”). In the opinion of the our legal counsel, the Pledge Agreement is legally valid and binding as long as CHM and Cyber become the legal creditors and the second pledge is recorded in the share register of CAH. CHM and Cyber may apply for the registration of such second pledge with the relevant government authorities once the First Pledge is released. We considered the fair value of the 48% equity interest in Chang’an Hospital and concluded that the Second Pledge would be sufficient to cover the credit risk and exposure related to the outstanding loan balance. Therefore, we concluded that there was no impairment of the loan. The loan to New Chang’an was classified as non-current assets as of December 31, 2013 based on the expected timing of repayment.

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

In 2013, we purchase certain medical supplies in the amount of RMB1.1 million (US$0.2 million) from Xi’an Jiangyuan Andike Positron Co., Ltd., of which Shanghai Medstar is a non-controlling shareholder. As of December 31, 2013, we had amount due to Xi’an Jiangyuan Andike Positron Co., Ltd. in the amount of RMB1.7 million (US$0.3 million).

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

Dividend Policy

On July 26, 2011, our board of directors declared a special dividend of US$0.06 per ordinary share (or US$0.18 per ADS) on our outstanding ordinary shares. The total expense for the special dividend was US$8.8 million, based on the 142,353,532 ordinary shares that were outstanding as of July 28, 2010. We paid the dividends on September 30, 2011, to shareholders of record at the close of business on August 31, 2011. We did not declare any dividend in 2012. On January 7, 2014, our Board of Directors declared a special cash dividend of US$0.24 per ordinary share (or US$0.72 per ADS)) on the Company’s outstanding ordinary shares. The total amount for the special dividend is approximately US$32.4 million, based on the number of ordinary shares outstanding as of September 30, 2013.

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

Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 25, 2014 was US$7.12 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2011	7.58	2.96
2012	4.95	2.60
2013	5.59	4.00
Quarterly:
2012
First quarter	4.02	3.44
Second quarter	3.90	2.60
Third quarter	4.17	2.70
Fourth quarter	4.95	3.66
Monthly:
2013
October	5.59	5.16
November	5.40	4.95
December	5.50	5.23
2014
January	6.04	5.20
February	8.96	5.47
March	9.96	7.33
April (through April 25)	8.40	7.12

As of April 28, 2014, a total of 16,606,332 ADSs representing 49,818,996 ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2013, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2013, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB20.1 million (US$3.3 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2013, our short-term and long-term bank borrowings, 40% of which were denominated in US Dollar while 60% of which were denominated in Renminbi, had a weighted average interest rate of 4.64% per annum and 6.02% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2013, a 10% change in the interest rates would result in an increase or decrease of RMB4.7 million (US$0.8 million) of our total amount of interest expense for the year ended December 31, 2013. Based on our outstanding interest earning instruments during the year ended December 31, 2013, a 10% change in the interest rates would result in an increase or decrease of approximately RMB1.8 million (US$0.3 million) in our total amount of interest income for the year ended December 31, 2013.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4% in 2011, 3.3 % in 2012 and 2.6% in 2013. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$376,981 and US$323,398 in 2012 and 2013, respectively.

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

As of December 31, 2013, all of the net proceeds from our public offerings had been used. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation with the participation of our management, including our Chief Executive Offer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation, our management has concluded that, as of December 31, 2013, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework issued by COSO (1992 framework).

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2013. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act and that Mr. Denny Lee and Mr. Yongjun Li of our audit committee qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

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

	For the Year Ended
	December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	8,664	7,000	7,144	1,180
Non Audit Fee(2)	—	498	—	—
Tax Fee(3)	—	—	91	15

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements.
(2)	Non audit fee is service fee paid to Ernst & Young for due diligence report on The University of Texas MD Anderson Cancer Center Proton Therapy Center in connection with the acquisition of equity interest.
(3)	Tax fee is tax compliance service fee paid to the Houston tax team of Ernst & Young for service provided to US Proton.

The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by a professional party.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2011, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$20 million worth of our outstanding ADSs. From the inception of the program to December 31, 2013, we have purchased 2,505,744 ADSs, or 7,517,232 common shares, through open-market transactions for an aggregate consideration of approximately US$9,028,165 including transaction fees.

The following table sets forth certain information related to purchases made by us of our ADSs under the program in 2013:

Period	Total number of ADSs purchased	Average price paid per ADS(1)	Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under program
		US$		US$
				(in thousands)
January 2013	58,746	4.27	2,347,454	11,701
February 2013	25,190	4.19	2,372,644	11,595
March 2013	21,131	4.23	2,392,775	11,505
June 2013	12,524	4.13	2,405,299	11,453
July 2013	11,965	4.17	2,417,264	11,402
Aug 2013	47,115	4.49	2,464,379	11,173
Sept 2013	40,365	4.97	2,504,744	10,972

Note:

(1)	Average price paid per ADS represents the execution price for each repurchase and does not include transaction fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2011, 2012 and 2013

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013 for Concord Medical Services Holdings Limited

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2012 and 2013 for Concord Medical Services Holdings Limited

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2011, 2012 and 2013.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 27, 2009)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

Exhibit Number	Description of Document

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

Exhibit Number	Description of Document

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: April 28, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Medical Services Holdings Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 28, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited Concord Medical Services Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Concord Medical Services Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Concord Medical Services Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Concord Medical Services Holdings Limited as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 of Concord Medical Services Holdings Limited and our report dated April 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 28, 2014

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2012	2013	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash		75,382	283,033	46,754
Restricted cash	5	284,047	422,140	69,733
Accounts receivable (net of allowance of RMB3,091 and RMB3,091 (US$510) as of December 31, 2012 and 2013, respectively)	6	210,307	313,909	51,854
Inventories	8	8,681	19,717	3,257
Prepayments and other current assets (net of reserve of RMB10,270 and RMB9,292 (US$1,535) as of December 31, 2012 and 2013, respectively)	7	67,472	111,480	18,415
Amounts due from related parties	24	1,200	10,265	1,696
Net investment in direct financing leases, current portion	13	89,451	128,814	21,279
Deferred tax assets, current portion	22	16,593	10,652	1,760
Loan to a noncontrolling shareholder of a subsidiary	24	100,000	—	—

Total current assets		853,133	1,300,010	214,748

Non-current assets:
Property, plant and equipment, net	9	1,522,920	1,492,573	246,555
Goodwill	11	292,885	292,885	48,381
Intangible assets, net	11	146,512	116,843	19,301
Deposits for non-current assets (net of reserve of RMB26,552 and RMB26,552 (US$4,386) as of December 31, 2012 and 2013, respectively)	12	162,938	76,669	12,665
Net investment in direct financing leases, non-current portion	13	171,545	199,467	32,950
Deferred tax assets, non-current portion	22	18,110	17,721	2,927
Equity method investments	14	230,589	217,413	35,914
Other non-current assets	15	114,758	86,847	14,346
Prepaid land lease payments	10	90,124	140,201	23,160
Indemnification assets	4	61,706	59,518	9,832
Loan to a noncontrolling shareholder of a subsidiary	24	—	93,410	15,430

Total non-current assets		2,812,087	2,793,547	461,461

Total assets		3,665,220	4,093,557	676,209

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2012	2013	2013
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	16	383,083	487,964	80,606
Long-term bank borrowings, current portion	16	191,473	273,310	45,148
Accounts payable		100,563	149,209	24,648
Accrual for purchases of property, plant and equipment		40,691	49,741	8,217
Obligations under capital leases	19	2,117	—	—
Accrued expenses and other liabilities	17	92,040	146,489	24,198
Income tax payable	22	22,433	48,201	7,962
Deferred revenue, current portion		18,975	15,668	2,588
Amount due to related parties, current portion	24	5,910	3,217	531
Deferred tax liabilities, current portion	22	2,248	860	142

Total current liabilities		859,533	1,174,659	194,040

Non-current liabilities:
Long-term bank borrowings, non-current portion	16	300,901	324,974	53,682
Deferred tax liabilities, non-current portion	22	35,683	32,891	5,433
Accrued unrecognized tax benefits and surcharges, non-current portion	22	67,719	67,719	11,186
Amounts due to related parties, non-current portion	24	26,828	26,828	4,432
Other long-term liabilities	18	34,646	32,769	5,413

Total non-current liabilities		465,777	485,181	80,146

Total liabilities		1,325,310	1,659,840	274,186

Commitments and contingencies	26
Equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2012 and 2013; outstanding shares—135,487,408 and 134,836,300 as of December 31, 2012 and 2013, respectively)	20	105	105	17
Treasury stock (6,866,124 and 7,517,232 as of December 31, 2012 and 2013, respectively)		(5)	(5)	(1)
Additional paid-in capital		2,517,496	2,520,338	416,330
Accumulated other comprehensive loss		(16,955)	(15,283)	(2,522)
Accumulated deficit		(469,055)	(383,162)	(63,294)

Total Concord Medical Services Holdings Limited shareholders’ equity		2,031,586	2,121,993	350,530
Noncontrolling interests		308,324	311,724	51,493

Total equity		2,339,910	2,433,717	402,023

Total liabilities and equity		3,665,220	4,093,557	676,209

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges:
Network		450,125	465,040	563,124	93,021
Hospital – medicine income		—	89,813	180,130	29,755
Hospital – medical service income (including revenue from related parties of nil, RMB637 and RMB1,052 (US$174) for the years ended December 31, 2011, 2012 and 2013, respectively)		—	107,496	237,381	39,213

Total net revenues		450,125	662,349	980,635	161,989
Cost of revenues:
Network		(159,416)	(169,905)	(224,062)	(37,012)
Hospital – medicine cost		—	(76,590)	(151,920)	(25,095)
Hospital-medical service cost (including cost from related parties of nil, RMB5,249 and RMB805 (US$133) for the years ended December 31, 2011, 2012 and 2013, respectively)		—	(90,709)	(210,967)	(34,849)

Total cost of revenues		(159,416)	(337,204)	(586,949)	(96,956)
Gross profit		290,709	325,145	393,686	65,033
Operating expenses:
Selling expenses		(37,453)	(53,911)	(107,842)	(17,814)
General and administrative expenses		(80,628)	(71,754)	(105,114)	(17,364)
Asset impairment		(333,934)	(3,360)	—	—
Other operating income		—	10,433	—	—

Total operating expenses		(452,015)	(118,592)	(212,956)	(35,178)

Operating (loss) income		(161,306)	206,553	180,730	29,855
Interest expense		(6,454)	(16,255)	(47,027)	(7,768)
Foreign exchange (losses) gains, net		(10,975)	(101)	767	127
Loss from disposal of property, plant and equipment		—	(1,072)	(1,235)	(204)
Interest income (including interest income from related parties of nil, nil and RMB7,839 (US$1,295) for the years ended December 31, 2011, 2012 and 2013, respectively)		13,357	5,895	17,712	2,926
Share of net profit of equity investees		—	1,790	15,521	2,564
Other income (expenses), net		346	(144)	608	100

(Loss) income before income taxes		(165,032)	196,666	167,076	27,600
Income tax expenses	22	(46,320)	(62,186)	(75,880)	(12,534)

Net (loss) income		(211,352)	134,480	91,196	15,066

Net income attributable to noncontrolling interests		3,651	3,649	5,303	876
Net (loss) income attributable to Concord Medical Services Holdings Limited’s shareholders		(215,003)	130,831	85,893	14,190

(Loss) earnings per share
Basic/Diluted	28	(1.51)	0.95	0.64	0.11

Weighted average number of ordinary shares outstanding:
Basic/Diluted	28	142,251,454	138,211,177	135,077,172	135,077,172

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments		(2,760)	640	1,672	276

Total other comprehensive (loss) income		(2,760)	640	1,672	276

Comprehensive (loss) income		(214,112)	135,120	92,868	15,342

Comprehensive income attributable to noncontrolling interests		3,651	3,649	5,303	876

Comprehensive (loss) income attributable to Concord Medical Services Holdings Limited’s shareholders		(217,763)	131,471	87,565	14,466

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(211,352)	134,480	91,196	15,066
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Share-based compensation	9,234	9,084	8,804	1,454
Depreciation of property, plant and equipment	94,837	119,919	149,975	24,774
Amortization of intangible assets	25,058	28,658	29,669	4,901
Amortization of prepaid land lease payments	743	1,637	2,801	463
Other noncash income	—	(2,681)	—	—
Share of net profit of equity investees	—	(1,790)	(15,521)	(2,564)
Loss from disposal of property, plant and equipment	—	1,072	1,235	204
Amortization of acquired executory contracts	—	(412)	(822)	(136)
Deferred tax benefits	(11,684)	1,869	3,361	555
Allowance for doubtful accounts, net	14,626	(12,966)	—	—
Asset impairment	333,934	3,360	—	—
Change in fair value of contingent business acquisition consideration	232	—	—	—
Changes in operating assets and liabilities net of effects of acquisition:
Accounts receivable	(94,723)	9,870	(102,187)	(16,880)
Prepayments and other current assets	8,019	(12,622)	11,673	1,928
Inventories	—	(362)	(11,036)	(1,823)
Amounts due from related parties		(650)	(9,058)	(1,496)
Amounts due to related parties	—	5,109	(2,693)	(445)
Decrease (increase) of other non-current assets	(35,209)	2,889	7,025	1,160
Deposits for the purchases of land use rights	—	(25,451)	(27,427)	(4,531)
Accounts payable	(8,162)	(6,966)	48,646	8,036
Accrued expenses and other liabilities	4,689	(1,975)	36,966	6,106
Deferred revenue	(649)	(2,842)	(4,362)	(721)
Lease deposits	6,600	—	—	—
Income tax payable	(4,465)	1,610	23,024	3,803
Unrecognized tax benefits	4,474	8,675	17,764	2,934

Net cash generated from operating activities	137,102	259,515	259,033	42,788

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held to maturity securities	(100,466)	—	(30,000)	(4,956)
Maturity of held to maturity securities	—	100,466	30,000	4,956
Time deposits placed with banks (Maturity of the time deposit)	(50,372)	50,372	—	—
Payments under arrangements with Beijing proton center	(3,000)	—	—	—
Investments in equity method investees	(540)	(228,696)	(2,640)	(436)
Acquisitions, net of cash acquired (note 4)	(20,305)	(223,403)	—	—
Purchase of subsidiary shares from noncontrolling interests	—	—	(1,500)	(248)
Acquisition of property, plant and equipment	(18,319)	(65,904)	(74,553)	(12,315)
Deposits for the purchases of property, plant and equipment	(239,247)	(218,833)	(85,448)	(14,115)
Refund of deposits for the purchase of property, plant and equipment	—	—	11,357	1,876
Proceeds from disposal of property, plant and equipment	—	4,707	6,500	1,074
Net investment in direct financing leases	(74,108)	(115,425)	(59,289)	(9,794)
Proceeds from principal portion of direct financing leases	11,490	37,426	47,319	7,817
Cash distribution from an equity investee	—	—	24,714	4,082

Net cash used in investing activities	(494,867)	(659,290)	(133,540)	(22,059)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	45,000	258,083	190,692	31,500
Proceeds from long-term bank borrowings	142,500	518,749	407,969	67,392
Repayment of obligations under capital leases	(3,036)	(3,354)	(2,117)	(350)
Repayment of long-term bank borrowings	(62,316)	(112,554)	(302,058)	(49,896)
Repayment of short-term bank borrowings	(113,000)	(2,000)	(79,246)	(13,091)
Decrease (increase) in restricted cash	91,498	(259,523)	(138,093)	(22,811)
Dividends paid to ordinary shareholders	(55,151)	—	—	—
Repurchase of ordinary shares	(6,911)	(43,469)	(6,015)	(994)
Contributions from noncontrolling interests	3,201	—	—	—
Increase in loan to a noncontrolling interest of a subsidiary	—	(100,000)	—	—
Repayment of loan from a noncontrolling shareholder of a subsidiary	—	—	6,590	1,089

Net cash generated from financing activities	41,785	255,932	77,722	12,839

Exchange rate effect on cash	(725)	147	4,436	734
Net (decrease) increase in cash	(316,705)	(143,696)	207,651	34,302
Cash at beginning of year	535,783	219,078	75,382	12,452

Cash at end of year	219,078	75,382	283,033	46,754

Supplemental schedule of cash flows information:
Income tax paid	(58,024)	(50,474)	(6,318)	(1,044)
Interest paid	(6,454)	(16,255)	(37,527)	(6,199)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	236,487	221,291	74,267	12,268
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	2,890	—	9,050	1,495
Acquisition of net investment in financing lease through utilization of deposits	—	52,881	27,940	4,615
Consideration of acquisition of CAH due to effective settlement of preexisting balance as a result of the business combination (note 4)	—	128,573	—	—
Contribution by the noncontrolling shareholder – JWYK of intangible assets	—	4,900	—	—
Deposit for land use right transfer to land use right	—	—	25,451	4,204

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	142,353,532	105	—	2,604,704	(14,835)	(384,883)	96,744	2,301,835
Net loss	—	—	—	—	—	(215,003)	3,651	(211,352)
Other comprehensive loss	—	—	—	—	(2,760)	—	—	(2,760)
Share-based compensation	—	—	—	9,234	—	—	—	9,234
Share repurchase	(949,935)	—	(1)	(6,910)	—	—	—	(6,911)
Dividends	—	—	—	(55,151)	—	—		(55,151)
Contributions by noncontrolling interests of GZ Proton (note 1)	—	—	—	—	—	—	3,201	3,201

Balance as of December 31, 2011	141,403,597	105	(1)	2,551,877	(17,595)	(599,886)	103,596	2,038,096

Net income	—	—	—	—	—	130,831	3,649	134,480
Other comprehensive income	—	—	—	—	640	—	—	640
Share-based compensation	—	—	—	9,084	—	—	—	9,084
Share repurchase	(5,916,189)	—	(4)	(43,465)	—	—	—	(43,469)
Contribution by noncontrolling interests of JWYK (note 1)	—	—	—	—	—	—	4,900	4,900
Acquisition of CAH (note 4)	—	—	—	—	—	—	196,179	196,179

Balance as of December 31, 2012	135,487,408	105	(5)	2,517,496	(16,955)	(469,055)	308,324	2,339,910

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	135,487,408	105	(5)	2,517,496	(16,955)	(469,055)	308,324	2,339,910

Net income	—	—	—	—	—	85,893	5,303	91,196
Other comprehensive income	—	—	—	—	1,672	—	—	1,672
Share-based compensation	—	—	—	8,804	—	—	—	8,804
Share repurchase	(651,108)	—	(0)	(6,015)	—	—	—	(6,015)
Acquisition of noncontrolling interest of JWYK (note 1)	—	—	—	53	—	—	(1,903)	(1,850)

Balance as of December 31, 2013	134,836,300	105	(5)	2,520,338	(15,283)	(383,162)	311,724	2,433,717

Balance as of December 31, 2013 (US$)		17	(1)	416,330	(2,522)	(63,294)	51,493	402,023

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, the provision of management services to hospitals and since June 2012, hospital operations following the acquisition of Chang’an Hospital Co., Ltd (“CAH”) (note 4) in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2013 are as follows:

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
Our Medical Services Limited (“OMS”)	August 22, 1996	BVI	100%	Investment holding
Medstar Oversea Ltd. (“Medstar Overseas”)	September 22, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	100%	Investment holding
Cyber Medical Networks Limited (“Cyber”)	May 26, 2006	Hong Kong	100%	Investment holding
China Medical Services (Holdings) Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology and Services Co., Ltd (“AMT”) (AMT merged from formerly known as Shenzhen Aohua Medical Leasing & Services Limited (“AML”) and Shenzhen Aohua Medical Services Co., Ltd (“AMS”))	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Leasing Co., Ltd. (“MSC”)	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services

CMS Hospital Management Co., Ltd. (“CHM”)	July 23, 2008	PRC	100%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)	July 26, 2007	PRC	100%	Provision of management services
Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“TKM”)	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Xi’AnWanjiehuaxiang Medical Technology Development Co., Ltd. (“CCICC”)	July 06, 2010	PRC	52%	Medical care co-operation with hospital
Shenzhen Lingdun Medical Investment & Management Co., Ltd. (“XLD”)	August 25, 2010	PRC	100%	Leasing of medical equipment
Guangzhou Concord Medical Cancer Hospital Co., Ltd. (“GZ Proton”)	June 29, 2011	PRC	70%	Medical technology research and development, and provision of management and consulting services.
Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”)	August 12, 2010	PRC	100%	Leasing of medical equipment
Beijing Jinweiyikang Technology Co., Ltd. (“JWYK”)	April 26, 2012	PRC	100%	Medical information and technology services
CAH	December 31, 2002	PRC	52%	Hospital medical diagnosis service
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	100%	Investment holding
CMS Radiotherapy Holdings Limited (“CMS (USA)”)	August 13, 2013	United States of America	100%	Investment holding

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

The Company was incorporated under the laws of the Cayman Islands on November 27, 2007.

On December 16, 2009, the Company completed its initial public offering of 12,000,000 American Depositary Shares (“ADSs”) at US$11.0 per ADS. Each ADS comprises three ordinary shares of the Company. The net proceeds to the Company from the offering amounted to approximately RMB813,938 (US$119,211), net of underwriter commission and issuance costs.

GZ Proton was incorporated by the Group and a third party on June 29, 2011, for purposes of expanding the Group’s business of medical technology research and development as well as provision of management and consultant services. The Group held 90% equity interest in GZ Proton upon incorporation. On June 6, 2013, 20% of equity interest in GZ Proton held by the Group was transferred to an independent third party in exchange for the services to be provided to GZ Proton when GZ Proton commences operations. Up to December 31, 2013, no services have been rendered as GZ Proton has not commenced operations.

On March 9, 2012, the Group acquired 100% of the equity interest in JKSY for a consideration of RMB3,500. The transaction was accounted for as an acquisition of assets as the assets acquired did not constitute a business.

On April 26, 2012, the Group and a third party set up JWYK, for purposes of expanding the Group’s business of medical information and technology services. The Group held 51% of the equity interest in JWYK upon incorporation. On June 28, 2013, the Group acquired the remaining 49% equity interest in JWYK with a consideration of a fixed amount of RMB1,850 plus a contingent amount of RMB3,150 which is payable up to three years after incorporation subject to the achievement of certain conditions. As at December 31, 2013, the conditions have not been fulfilled.

On June 21, 2012, the Group acquired 52% of the equity interest in CAH. The acquisition was accounted for using the purchase method of accounting pursuant to ASC 805, Business Combinations (“ASC 805”).

On June 3, 2013, CCM (HK) was set up as a 100% owned subsidiary of Ascendium. It is an investment holding company and has no business operation of its own.

On August 13, 2013, CMS (USA) was set up as a 100% owned subsidiary of Ascendium. It is an investment holding company and has no business operation of its own.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, contingent business acquisition consideration, contingent consideration of acquisition of noncontrolling interests, revenue recognition, allowance for doubtful accounts, asset impairment, useful lives of property, plant and equipment and intangible assets, realization of deferred tax assets, share-based compensation expenses, unrecognized tax benefits, accrued liabilities, recoverability of indemnification assets and the valuation of the Company’s acquired equity investments. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses the RMB as its reporting currency. The functional currency of the Company and its subsidiaries, Ascendium, CMS Holdings, OMS, Cyber, China Medstar, King Cheers, Medstar Overseas, Proton BVI, CCM (HK), US Proton and CMS (USA) is the United States dollar (“US$”). The Company and the subsidiaries whose functional currency is the US$ use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income.

Accumulated other comprehensive loss represents the cumulative foreign currency translation adjustments at each balance sheet date.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combination

The Company accounts for business combinations using the purchase method of accounting in accordance with ASC 805. ASC 805 requires the Company to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where the Company acquires less than 100% ownership interest, the Company will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by the Company for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the Company’s statements of comprehensive income until such time as to when the contingency is resolved.

The Company derives estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the intangible assets and pre-existing agreements included but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate, deriving assumptions regarding the period of time that the related benefits would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

Cash

Cash includes cash deposits with original maturities of less than three months, which are unrestricted as to withdrawal and use.

Restricted cash

Short-term and long-term restricted cash represent collateral required to be maintained pursuant to contractual financing arrangements the Group has entered into with certain financial institutions (note 5).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity method investments

Investments in less-than-majority-owned investees over which the Group has significant influence are accounted for under the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Venture (“ASC 323”), which requires equity investments be carried at original cost adjusted for the proportionate share of the investees’ income, losses and distributions. The share of net profit of equity investee includes the effect of basis difference between the carrying value of the investments and the Group’s share of the underlying assets of the investee. An interest in a limited partnership is also accounted for using the equity method of accounting as described in ASC 323, unless the limited partner’s interest is so minor that the Company may have virtually no influence over partnership operating and financial policies. The Group assesses the carrying value of equity investments when an indicator of a loss in value is present and records a loss in value of the investment when the assessment indicates that another-than-temporary decline in the investment exists.

Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. The Group routinely evaluates the collectibility of accounts receivable of each customer on a specific identification basis. At the time when the Group is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequently, the Group records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the collectible amount. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

Net investment in direct financing leases

Net investment in direct financing leases represents leases of medical equipment arising from sale and leaseback and direct financing lease transactions. For leases where the Group is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the lease obligations section of this note, the collectability of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Group under the lease.

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	38 years	—
Medical equipment*	6-20 years	—
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement and building improvement	shorter of lease term or 5 years	—

*	The cost of the asset is amortized over the estimated useful life. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 6-20 years.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2011, 2012 and 2013 amounted to RMB724, RMB5,599 and RMB2,496 (US$412), respectively.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In accordance with ASC 350, Intangibles, Goodwill (“ASC 350”), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, the Group assigns and assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined it has two reporting units, network business and hospital business, which are also its two operating segments. As of December 31, 2012 and 2013, the goodwill included in the consolidated balance sheets was related to the acquisition of CAH under the hospital business.

The goodwill testing utilizes a two-step impairment analysis annually as of December 31, whereby the Group compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Company adopted ASU No. 2011-08, Intangibles—Goodwill and Other (“ASU No. 2011-08”), in 2012, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

The Company quantitatively assessed the goodwill for the hospital reporting unit for impairment as of December 31, 2013. The fair value of the reporting unit exceeded its carrying amount, and therefore goodwill related to the reporting unit was not impaired and the Company was not required to perform further testing.

Intangible assets, net

Intangible assets relate to customer relationships, operating leases, medical insurance coverage and radiotherapy permits that are not considered to have an indefinite useful life. These intangible assets are amortized on a straight line basis over the economic life. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The medical insurance coverage as an approved healthcare provider is issued by the medical insurance authority, based on which the hospital can join in the medical insurance network and can be reimbursed by the medical insurance authority for medical services provided to the patients who have been covered by medical insurance included in social insurance or other contribution, which is amortized over the remaining business license period. A radiotherapy permit is a legal license issued by the government for deploying and operating radiotherapy equipment in a hospital and the economic life of this license is assessed to be the estimated remaining useful life of the corresponding radiotherapy equipment.

Prepaid land lease payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight line basis over the terms of the land use rights agreement ranging from 36 to 49 years.

Impairment of long-lived assets and acquired intangibles

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or market prices.

In accordance with ASC 350, the Group was considered to be a single reporting unit for the year ended December 31, 2011. The Group assessed the fair value of the reporting unit as of December 31, 2011 by reference to the closing price of its publicly traded ADS on that date as well as an assumed control premium. Due to the decline of the price of the ADS during the year ended December 31, 2011, the assessed fair value was below the carrying value of the reporting unit as of year end. The Group then performed a hypothetical purchase allocation using the fair value of the reporting unit and determined that the goodwill was fully impaired. As a result, the Group recognized a goodwill impairment charge of RMB300,163 for the year ended December 31, 2011. For the years ended December 31, 2012 and 2013 the Company recorded impairment on goodwill amounting to nil and nil, respectively.

For the year ended December 31, 2011, the Company recorded impairment on goodwill, property, plant, and equipment, deposits for non-current assets and other current assets amounting to RMB300,163, RMB3,179, RMB20,679 and RMB9,913, respectively. For the year ended December 31, 2012, the Company recorded impairment on deposits for non-current assets amounting to RMB3,360. The total amount of impairment charge amounting to RMB333,934, RMB3,360 and nil, respectively for the years ended December 31, 2011, 2012 and 2013 is included in the caption of “Asset impairment” in the consolidated statements of comprehensive income.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. Cost of the Company’s shares acquired is treated as a deduction from shareholders’ equity. Upon cancellation, any excess purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, including cash, restricted cash, accounts receivable, balances with related parties, accounts payable, and other liabilities approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings and loan to a noncontrolling shareholder of a subsidiary mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value. The Company did not have any financial investments that were measured at fair value on a recurring basis or non-recurring basis as at December 31, 2012 and 2013. Cash falls into level 1 of the fair value hierarchy while the other financial assets and liabilities fall into level 2 of the fair value hierarchy.

Deferred revenue

Deferred revenue arises from upfront cash payment where the related services have not been rendered and the revenue recognition criteria have yet been fulfilled.

Revenue recognition

Revenue consists of network and hospital revenue.

(1) Network revenue

The majority of the Group’s network revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with the Group. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

i.	Lease and management services

Lease and management service arrangements typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients.

The Group enters into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. Pursuant to these arrangements, the Group receives a portion of the profit, based on the profit sharing formula as defined in the arrangements, of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(1)	Network revenue (continued)

i.	Lease and management services (continued)

Pursuant to ASC 840, the Group determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangements also contain a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

ASC 840 is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”) is applied to other elements of the arrangement not within the scope of ASC 840. Revenue not within the scope of ASC 840 is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred.

The lease rentals and management service receivable under the lease arrangement are based entirely on a profit sharing formula (“contingent rent feature”). The profitability of the business unit is not only dependent on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectability of these minimum lease payments is not considered reasonably predictable and there are also inherent uncertainties regarding the future costs to be incurred by the Group relating to the arrangement. Given these uncertainties, the Group accounts for all of these lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, the Group recognizes revenue when a lease payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met.

For the years ended December 31, 2011, 2012 and 2013, the revenue from lease and management services amounted to RMB380,457, RMB412,330 and RMB498,556 (US$82,356), respectively. Revenue derived from lease and management services is recorded as network revenue in the consolidated statements of comprehensive income.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(1)	Network revenue (continued)

ii.	Management services and technical services

The Group provides stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment and stand-alone technical services to certain hospitals. Management services typically include the provision of diagnosis and treatment techniques, experts support, advertising and promotion as well as comprehensive operational management. Technical services mainly include services related to the maintenance and upgrade of leasing equipment. The fees for management services and technical services are either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. Fixed monthly fees are recognized ratably over the service term. The consideration that is based on a revenue share arrangement is recognized when the monthly fees under the arrangement are determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term.

For the years ended December 31, 2011, 2012 and 2013, revenue from management services amounted to RMB33,584, RMB11,874 and RMB15,723 (US$2,597), respectively. For the years ended December 31, 2011, 2012 and 2013, the revenue from technical services amounted to RMB2,854, RMB10,178 and RMB13,243 (US$2,188), respectively. Revenue derived from management services and technical services is recorded as network revenue in the consolidated statements of comprehensive income.

iii.	Direct financing lease income

Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2011, 2012 and 2013, the Company had financing lease income of RMB9,224, RMB19,748 and RMB33,639 (US$5,556), net of taxes, respectively. Income derived from direct financing leases is recorded as network revenue in the consolidated statements of comprehensive income.

iv.	Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition (“ASC 605”), the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2011, 2012 and 2013, the Company had medical equipment sales of RMB1,634, RMB1,520 and RMB1,963 (US$324), respectively. Revenue derived from medical equipment sales is recorded as network revenue in the consolidated statements of comprehensive income.

v.	Trial operations of CCICC

Pursuant to the supplemental agreement entered into between the Group and CAH, CCICC recognized revenue amounting to RMB23,742 and RMB9,935, respectively, for the years ended December 31, 2011 and 2012 in relation to the operations of the oncology center of CAH during the trial period from July 1, 2010 to the acquisition date of CAH. Following the acquisition of CAH, the results of CAH have been subject to consolidation by the Group and no such revenue was recognized for the year ended December 31, 2013.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(2) Hospital revenue

Hospital revenue is classified into medicine income and medical service income. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with SAB 104, when the medicine or medical services are delivered.

The Group is subject to business tax, value-added tax and related surcharges on the revenue earned from network businesses except for that disclosed in note 22. The Group has recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2011, 2012 and 2013 were approximately RMB23,196, RMB22,455 and RMB25,874 (US$4,274), respectively. In the event that revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

Cost of revenue

Cost of revenues primarily consists of the network and hospital costs.

Network costs mainly consist of the amortization of acquired intangibles, depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salaries and material costs of medical supplies.

(1) Costs relating to lease and management service arrangement

Cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policies. The cost of the management service component is recognized as an expense as incurred.

(2) Cost of management services and technical services

Cost of management services and technical services mainly include labor costs, and, where applicable, medical consumables and maintenance expenses which are expensed as incurred.

(3) Cost of equipment sales

Cost of equipment sales, recorded net against the related revenue, includes the cost of the equipment purchased and other direct costs involved in the equipment sales.

Hospital costs mainly include medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, utilities as well as other related costs incurred in the normal business of a hospital.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income. For the years ended December 31, 2011, 2012 and 2013, the advertising expenses were RMB6,917, RMB5,790, and RMB7,679 (US$1,268), respectively.

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

Income taxes (continued)

The Group adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax positions which are included in the “accrued expenses and other liabilities” account and “accrued unrecognized tax benefits and surcharges, non-current portion” accounts are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Group’s employees participate in the Company’s share-based scheme which is discussed in more detail under note 23. Share-based awards granted to employees are accounted for under ASC 718, Compensation-Stock Compensation (“ASC 718”).

In accordance with ASC 718 , the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (loss) per share

Income (loss) per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic income (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted income (loss) per share by application of the treasury stock method.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income (“ASC 220”), requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income. The Company has adopted Accounting Standards Update (“ASU”) No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2012 by presenting items of net income (loss) and other comprehensive income (loss) in one single continuous statement.

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The CODM reviews the results of the network and hospital businesses when making decisions about allocating resources and assessing performance of the Group. Therefore, the Group’s CODM evaluates segment performance based on revenues and profit by the network and hospital segments. The accounting policies used in its segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. Substantially all of the group’s revenue and long lived assets (mainly include property, plant and equipment) are derived from the PRC.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncement

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which is intended to resolve the diversity in practice about whether ASC 810-10, Consolidation (“ASC 810-10”) or ASC 830 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity by requiring a parent deconsolidate a subsidiary or derecognize a group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) if the parent ceases to have a controlling financial interest in that group of assets. This standard is effective for the first interim or annual period beginning after December 15, 2013, with early adoption permitted. The Group will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740), to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Group will adopt ASU 2013-11 on January 1, 2014 is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

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

As of December 31, 2013, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from hospitals in the PRC for the network business and from private and public medical insurance institutions for the hospital business. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of medical equipment. As a percentage of total advances, the top five suppliers accounted for 72% and 80% of the total as of December 31, 2012 and 2013, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to advances made to hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

CAH was granted a bank term loan and on lent the proceeds to Xi’an New Chang’an Medical Investment Co., Ltd. (“New Chang’an”), a noncontrolling shareholder of CAH. The outstanding amount was RMB93,410 (US$15,430) as of December 31, 2013. The bank term loan was secured by the 48% equity interest in CAH held by New Chang’an pledged to the bank.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 33%, 23% and 24% for the years ended December 31, 2011, 2012 and 2013, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees received based on variables the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 82%, 73% and 79% of total medical equipment purchases of the Group for the years ended December 31, 2011, 2012 and 2013, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

The Group transacts most of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

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

For the year ended December 31, 2012

Acquisition of CAH

As a part of the Group’s business expansion strategy to expand into hospital services in the PRC, on June 21, 2012, the Company, through its wholly owned subsidiaries MSC and Cyber, purchased 52% equity interest of CAH, a private general hospital located in the City of Xi’an, through capital injection into CAH, for a total cash consideration of RMB248,784. The cash consideration was net of the pre-existing receivables of RMB128,573, which were effectively settled between the Group and CAH upon acquisition and pre-existing favorable agreements to the Company with a fair value of RMB1,248.

RMB
Purchase consideration	378,605
Cash	248,784
Pre-existing receivables from CAH	128,573
Pre-existing favorable agreements	1,248

RMB
Purchase consideration	378,605
Current assets	72,188
Indemnification assets	61,706
Intangible assets	40,000
Other long lived assets (excluding intangible assets)	421,598
Current liabilities	(186,484)
Unrecognized tax benefits, non current	(61,706)
Non-current liabilities	(56,439)
Deferred tax assets	17,299
Deferred tax liabilities	(26,263)

Total net assets	281,899
Noncontrolling interests	(196,179)
Goodwill	292,885

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

The valuation used in the purchase price allocation described above was determined by the Company with the assistance of an independent third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies including the income, market and cost approaches.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

4.	ACQUISITIONS (continued)

For the year ended December 31, 2012 (continued)

Acquisition of CAH (continued)

The Company has evaluated the fair value of the acquired intangible assets and has assigned the following value and the estimated useful lives to those intangible assets: medical insurance coverage qualification of RMB30,000 with a 10-year estimated useful life, which is based on CAH’s remaining business license period and radiotherapy permits of RMB10,000 with a 7-year estimated useful life, which is based on the remaining estimated useful lives of radiotherapy equipment.

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

The tax liabilities, related to uncertain tax positions in CAH up to the acquisition date, amounted to RMB61,706, mainly arising from the deductibility of certain losses claimed in the previous tax filings. In March 2013, CAH submitted documentation related to claims amounting to RMB174,576 (tax effected amount of RMB43,644) to the local tax bureau with respect to losses incurred in 2011 prior to acquisition. As of December 31, 2013, the local tax bureau has accepted the claim stated in the application and approved RMB10,043 with the remaining RMB164,533 pending approval. Accordingly, the indemnification assets decreased to RMB59,518 (US$9,832) as at December 31, 2013.

Based on the acquisition agreement, a “Put Option” was issued by New Chang’an pursuant to which the Company could put all its equity interests in CAH to New Chang’an with a consideration which should be not less than the original cost, including the consideration of the acquisition of CCICC in 2010. This Put Option will expire after 39 months from the date on which the Company legally becomes a shareholder of CAH. Based on the Company’s assessment, the fair value of the Put Option was immaterial considering the likelihood of exercising the option and the corresponding expected benefits.

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

For the year ended December 31, 2012 (continued)

Acquisition of CAH (continued)

The following unaudited pro forma consolidated financial information for the years ended December 31, 2011 and 2012 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated.

	Pro forma (unaudited)
	For the Years Ended December 31,
	2011	2012
	RMB	RMB
Net revenues	653,335	812,178
Net (loss) income	(433,493)	117,104

The results of operations of CAH since the acquisition date included in the consolidated statement of comprehensive income for the year ended December 31, 2012 is as follows:

For the Years Ended December 31,
2012
RMB
Net revenues	197,309
Net income	13,036

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

Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security pursuant to the respective loan agreements (note 16).

6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Accounts receivable	213,398	317,000	52,364
Allowance for doubtful accounts	(3,091)	(3,091)	(510)

Accounts receivable, net	210,307	313,909	51,854

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Movement in allowance for doubtful accounts:
Balance at beginning of the year	1,431	16,057	3,091	510
Provisions for the year	15,377	—	—	—
Written back during the year	(751)	(12,966)	—	—

Balance at end of the year	16,057	3,091	3,091	510

Accounts receivable with carrying value of RMB65,450 and RMB49,481 (US$8,174) were used to secure bank borrowings of RMB261,051 and RMB136,626 (US$22,569) as at December 31, 2012 and 2013, respectively (note 16).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Prepayments to suppliers	769	1,141	188
Due from suppliers*	15,120	65,181	10,767
Advances to hospitals**	32,632	21,476	3,548
Advances to employees***	13,442	10,825	1,788
Deferred costs	6,200	6,200	1,024
Others	9,579	15,949	2,635

	77,742	120,772	19,950
Reserve for unrecoverable deposits	(10,270)	(9,292)	(1,535)

	67,472	111,480	18,415

	For the Years Ended December 31,
	2012	2013	2013
	RMB	RMB	US$
Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	10,619	10,270	1,696
Provisions for the year	—	1,533	253
Write off of provisions	—	(1,533)	(253)
Foreign currency translation	(349)	(978)	(161)

Balance at end of the year	10,270	9,292	1,535

Provisions are charged directly to the statement of comprehensive income. The related expense is included in the caption “asset impairment”.

*	Amounts due from suppliers represent returnable deposits of cancelled orders from suppliers. There were no remaining contractual obligations associated with purchase contracts as of December 31, 2012 and 2013, respectively. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. To date, the Group has not experienced any loss on amounts due from suppliers.
**	The amount represents interest-free advances to hospital customers. The Group has assessed the impact of such advances on revenue recognition at the outset of the arrangement and has concluded that they do not affect revenue recognition. The risk of loss arising from any failure by hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred. The Group has provided reserve amounting to RMB10,270 and RMB9,292 (US$1,535) on advances to hospitals as at December 31, 2012 and 2013, respectively.
***	The amount represents interest-free advance to hospitals held by the Company’s employees to cover expenses incurred by hospital customers. The risk of loss is assessed prior to making the advances and is monitored on a regular basis by management. To date, the Group has not experienced any loss of such advances.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

8.	INVENTORIES

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Medicine	6,385	12,255	2,024
Medical supplies	2,011	7,190	1,188
Low-value consumables	285	272	45

	8,681	19,717	3,257

The Group’s inventories are mainly derived from hospital business which are returnable if excess or slowing moving, therefore no inventory provision is required.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Buildings	376,858	402,671	66,516
Medical equipment	1,138,927	1,324,206	218,743
Electronic and office equipment	34,717	36,458	6,022
Motor vehicles	3,838	3,931	650
Leasehold improvement and building improvements	5,635	5,087	840
Construction in progress	247,708	116,445	19,235

Total	1,807,683	1,888,798	312,006
Less: accumulated depreciation	(281,584)	(393,046)	(64,927)

	1,526,099	1,495,752	247,079

Less: accumulated impairment charges	(3,179)	(3,179)	(524)

	1,522,920	1,492,573	246,555

Depreciation expenses were RMB94,837, RMB119,919 and RMB149,975 (US$24,774) for the years ended December 31, 2011, 2012 and 2013, respectively.

As at December 31, 2012 and 2013, certain of the Group’s property, plant and equipment with a total net book value of RMB205,321 and RMB502,575 (US$83,020) were pledged as security for bank borrowings of RMB136,743 and RMB254,308 (US$42,009), respectively (note 16).

As at December 31, 2012 and 2013, the Group held equipment under operating lease contracts with customers with an original cost of RMB949,678 and RMB1,113,934 (US$184,009) and accumulated depreciation of RMB233,539 and RMB305,165 (US$50,410), respectively.

For the years ended December 31, 2011, 2012 and 2013, the Company recorded property, plant, and equipment impairment amounting to RMB3,179, nil and nil, respectively. The total amount of impairment charge is included in the caption of “Asset impairment” in the consolidated statements of comprehensive income.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

10.	PREPAID LAND LEASE PAYMENTS

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Prepaid land lease payments	92,814	145,692	24,067
Less: accumulated amortization	(2,690)	(5,491)	(907)

Net carrying value	90,124	140,201	23,160

The prepaid land leases as at December 31, 2012 were obtained through the acquisition of 52% equity interest in CCICC and 52% equity interest in CAH during 2010 and 2012, and are amortized under the straight-line method over remaining useful lives of 38 years and 36 years, respectively. The additions in 2013 represented the land lease prepaid by GZ proton in November 2013, which is amortized under the straight line method over 49 years. Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB743, RMB1,637 and RMB2,801 (US$463), respectively.

The estimated annual amortization expenses for the above prepaid land leases for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2014	3,615	597
2015	3,615	597
2016	3,615	597
2017	3,615	597
2018	3,615	597

11.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill is comprised of the following:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Balance at beginning of year	300,163	—	292,885	48,381
Acquisition of CAH (note 4)	—	292,885	—	—
Less: impairment charge	(300,163)	—	—	—

Balance at end of year	—	292,885	292,885	48,381

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

11.	GOODWILL AND INTANGIBLE ASSETS, NET (continued)

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Medical insurance coverage	Radiotherapy permits	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net:
At January 1, 2012	121,644	7,374	—	—	—	129,018
Acquisition of an asset-JKSY	2,456	—	—	—	—	2,456
Contribution by the noncontrolling shareholder-JWYK		—	—	—	4,900	4,900
Acquisition of a business-CAH	—	—	30,000	10,000	—	40,000
Disposal	(1,204)	—	—	—	—	(1,204)
Amortization expenses	(24,117)	(1,837)	(1,500)	(714)	(490)	(28,658)

Intangible assets, net at December 31, 2012 and January 1, 2013	98,779	5,537	28,500	9,286	4,410	146,512

Amortization expenses	(22,899)	(1,361)	(3,000)	(1,429)	(980)	(29,669)
Intangible assets, net at December 31, 2013	75,880	4,176	25,500	7,857	3,430	116,843

Intangible assets, net at December 31, 2013, in US$	$12,534	$690	$4,212	$1,298	$567	$19,301

At December 31, 2013
Intangible assets, cost	215,730	15,078	30,000	10,000	4,900	275,708
Less: accumulated amortization	(139,850)	(10,902)	(4,500)	(2,143)	(1,470)	(158,865)

	75,880	4,176	25,500	7,857	3,430	116,843

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

11.	GOODWILL AND INTANGIBLE ASSETS, NET (continued)

Amortization expenses for intangibles were RMB25,058, RMB28,658 and RMB29,669 (US$4,901) for the years ended December 31, 2011, 2012 and 2013, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2014	25,521	4,216
2015	23,824	3,935
2016	18,432	3,045
2017	16,774	2,771
2018	14,169	2,341

12.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment *	159,890	73,621	12,161
Others **	29,600	29,600	4,890

	189,490	103,221	17,051
Reserve for unrecoverable deposits	(26,552)	(26,552)	(4,386)

	162,938	76,669	12,665

	For the Years Ended December 31,
	2012	2013	2013
	RMB	RMB	US$
Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	23,192	26,552	4,386
Provisions for the year	3,360	—	—

Balance at end of the year	26,552	26,552	4,386

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

12.	DEPOSITS FOR NON-CURRENT ASSETS (continued)

*	The amount represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of medical equipment to customers. As at December 31, 2013 the remaining contractual obligations associated with these purchase contracts are approximately RMB21,054 (US$3,478) which is included in the amount disclosed as purchase commitments in note 26.
**	On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information Industry (Group) Co., Ltd., to be used towards the construction of the proton treatment center. Total deposits paid as of December 31, 2012 and 2013 pursuant to this arrangement amounted to RMB29,600 and RMB29,600 (US$4,890), respectively. As at December 31, 2013, the proton treatment center has not commenced operations. Management expects to convert it into the equity investment of the proton treatment center in the future.

The Group recorded a reserve of unrecoverable deposits for purchase of property, plant and equipment amounting to RMB20,679. RMB3,360 and nil based on its assessment of realizability and financial strength of the counterparties, for the years ended December 31, 2011, 2012 and 2013 respectively. The total amount of impairment charge is included in the caption of “Asset impairment” in the consolidated statements of comprehensive income.

13.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have terms ranging generally from three to five years. Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Total minimum lease payments to be received	321,614	396,734	65,536
Initial direct cost	3,963	3,963	654

	325,577	400,697	66,190
Unearned income	(64,581)	(72,416)	(11,961)

Net investment in direct finance leases	260,996	328,281	54,229

Current	89,451	128,814	21,279
Non-current	171,545	199,467	32,950

Total	260,996	328,281	54,229

Net investment in financing leases with carrying value of RMB215,910 and RMB321,602 (US$53,125) and were used to secure bank borrowings of RMB188,310 and RMB117,940 (US$19,482), as of December 31, 2012 and 2013, respectively (note 16).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.	NET INVESTMENT IN DIRECT FINANCING LEASES (continued)

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$
2014	136,486	22,546
2015	108,052	17,849
2016	95,317	15,745
2017	57,786	9,546
2018	3,057	505

14.	EQUITY METHOD INVESTMENTS

As of December 31, 2012 and 2013, the network business of the Group had the following equity method investments:

			Equity interest owned by the Group As of December 31,
	Note		2012	2013
Xi’an Jiangyuan Andike Ltd(“JYADK”)	i	)	33%	33%
Beijing Proton Medical Center Co. Ltd(“BPC”)	ii	)	25%	25%
PTC – Houston Management, LP(“DTC”)	iii	)	45%	45%
Suzhou Chorus Medical Technologies Co., Ltd	iv	)	36%	36%

i)	During 2011 and 2012, the Group respectively subscribed to 27% and 6% equity interest of JYADK, for a consideration of RMB540 and RMB120, respectively. On August 31, 2013, the Group injected additional RMB2,640 to JYADK with no change in the percentage of equity interest.
ii)	On October 19, 2012, the Group incorporated BPC with other investors. The Group holds 25% equity interest in BPC with the investment amounting to RMB25,000.
iii)	On December 28, 2012, the Group acquired 44.55% limited partner interests of PTC, a limited partnership in Texas, U.S.A., and 45% legal interest of PTC GP Management LLC, a limited liability company registered in Texas, U.S.A and the sole general partner of PTC with 1% interest of PTC, with a consideration of RMB201,176 (US$32,291) in cash. After the transaction, the Group owned 45% interests of PTC which ultimately holds 44.4% legal ownership interests of the University of Texas MD Anderson Cancer Center Proton Therapy Center, a proton treatment center in Texas, U.S.A.

According to the partnership agreements, the Group has significant influence over PTC which can demonstrate control over MDA Proton by acting as the sole general partner. The Group accounts for its investment in PTC, and ultimately MDA Proton, under the equity method of accounting. The Group’s share of the net profit of PTC, after accounting for the effect of the difference between the cost basis of the equity method investment and the underlying assets of the investee, was RMB13,470 (US$2,193) for the year ended December 31, 2013. Total cash distribution received by the Group from PTC was RMB24,714 (US$4,082) for the year ended December 31, 2013.

iv)	On December 17, 2012, the Group acquired 36% of Suzhou Chorus Medical Technologies Co., Ltd , for a consideration of RMB2,400.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

15.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Deferred costs	2,363	740	122
Deposits – long-term*	70,574	62,139	10,265
Deposits for prepaid land lease payments	25,451	—	—
Others	16,370	23,968	3,959

	114,758	86,847	14,346

*	On February 26 and March 8, 2010, the Group made interest-free performance security deposits amounting to RMB40,000 to Weifang Hospital, for management services to be rendered to Weifang PET-CT center (RMB30,000) and LAC center (RMB10,000), respectively. The deposit for PET-CT center is refundable in seven annual installments, of RMB3,000 each, starting in 2013, with the remaining RMB9,000 to be repaid at the end of contract term subject to the fulfillment of a profit guarantee under which Weifang Hospital is entitled to an annual profit of RMB3,000. The deposit for LAC center will be refundable at the termination of service contract. As at December 31, 2013, the outstanding balance was RMB37,000 (US$6,112).

On June 21, 2011, the Group made interest-free financing deposits amounting to RMB23,608 to Changhai Hospital, for a robotic radiosurgery system. The deposit for the center is refundable in monthly installments for the following 15 years. As at December 31, 2013, the outstanding balance was RMB19,529 (US$3,226).

On September 1, 2011, the Group made interest-free performance security deposits amounting to RMB9,500 to Hanzhong 3201 Hospital, for management services to be rendered. The deposits are refundable in monthly installments starting from September 1, 2011 till May 31, 2020. As at December 31, 2013, the outstanding balance was RMB7,402 (US$1,222), in which the non-current balance amounted to RMB5,610 (US$927).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

16.	BANK BORROWINGS

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Total bank borrowings	875,457	1,086,248	179,436

Comprised of:
Short-term	383,083	487,964	80,606
Long-term, current portion	191,473	273,310	45,148

	574,556	761,274	125,754
Long-term, non-current portion	300,901	324,974	53,682

	875,457	1,086,248	179,436

All bank borrowings at December 31, 2012 and 2013 were obtained from financial institutions in both the PRC and overseas. One short term bank borrowing with balance of RMB72,500 (US$11,976) as at December 31, 2013 is secured by the 48% equity interest in CAH held by New Chang’an. In turn, CAH granted a loan to New Chang’an which has the same key terms as the corresponding bank loan, including the loan amount, interest rate and terms of repayment (note 24). Other bank borrowings are secured by equipment with a net carrying value of RMB205,321 and RMB502,575 (US$83,020), accounts receivable with a carrying value of RMB65,450 and RMB49,481 (US$8,174), net investment in financing leases with carrying value of RMB215,910 and RMB321,602 (US$53,125) and total restricted cash with carrying value of RMB284,047 and RMB422,140 (US$69,733), as of December 31, 2012 and 2013, respectively.

As at December 31, 2012 and 2013, the short-term bank borrowing bore a weighted average interest of 4.72% and 4.64% per annum, and the long-term bank borrowings bore a weighted average interest of 6.07% and 6.02% per annum, respectively. As at December 31, 2013, bank borrowings amounting to RMB436,472 (US$72,100) (2012: RMB258,083) and RMB649,776 (US$107,336) (2012: RMB617,374) were denominated in US$ and RMB, respectively.

As of December 31, 2013, the maturity profile of these long-term bank borrowings are as follows:

	RMB	US$
Within one year	273,310	45,148
Between one and two years	221,046	36,514
Between two and three years	67,437	11,140
Between three and four years	31,227	5,158
Between four and five years	5,264	870

	598,284	98,830

As of December 31, 2013, the Company had unutilized short-term and long term bank credit lines totaling RMB260,965 (US$43,108) and RMB1,559,138 (US$257,551), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

16.	BANK BORROWINGS (continued)

As of December 31, 2013, the Group was not in compliance with certain financial loan covenants and the respective cash loans would become callable on demand. In March 2014, the Company obtained a letter of waiver from the bank which waived the breach of such financial loan covenants. The related loan balances due after December 31, 2014 with a total amount of RMB143,507 (US$23,706) were classified as noncurrent liabilities as at December 31, 2013.

As of December 31, 2013, CAH was not in compliance with certain terms of a bank loan. The outstanding loan balance amounting to RMB72,500 (US$11,976) was classified as current liability as at December 31, 2013.

17.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Accrued expenses	7,856	14,424	2,383
Salaries and welfare payable	29,889	43,687	7,216
Business and other taxes payable	8,804	12,617	2,084
Unrecognized tax positions (note 26)	31,591	49,355	8,153
Other accruals	13,900	25,611	4,231
Notes payable	—	795	131

	92,040	146,489	24,198

18.	OTHER LONG-TERM LIABILITIES

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Deferred revenue, non-current portion	3,047	1,992	329
Lease deposits	2,000	2,000	330
Liability arising from an unfavorable contract*	29,199	28,377	4,688
Others	400	400	66

Total	34,646	32,769	5,413

*	Pursuant to a contract entered into between CAH and New Chang’an in 2011, CAH agreed to sell certain prepaid land lease to New Chang’an for a consideration of RMB7,527 (US$1,244). This contract had not been executed upon acquisition of CAH by the Group. The excess of the fair value of the prepaid land lease over the consideration was accounted for as an unfavorable contract. As of December 31, 2012 and 2013, the carrying value of related prepaid land lease was RMB36,622 and RMB35,591 (US$5,879), respectively. The Group does not expect the transaction to be completed in 2014.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

19.	OBLIGATIONS UNDER CAPITAL LEASES

The Company had one capital lease obligation with an independent financing company, collateralized by medical equipment. The obligation had a stated interest rate of 9.96%, and was repayable in 20 monthly installments by August 2013. The obligations under the capital leases were fully settled in 2013.

As at December 31, 2012, the equipment held under capital lease contracts had an original cost of RMB17,124 and accumulated depreciation of RMB4,768. The depreciation expenses of medical equipment under capital leases were included in cost of revenues in the network business.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

20.	SHAREHOLDERS’ EQUITY

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

Pursuant to the program, the Company repurchased 217,036 ADSs, representing 651,108 ordinary shares, with a total consideration of US$982 for the year ended December 31, 2013.

Special dividend

On September 30, 2011, the board of directors paid a special dividend of US$0.06 per ordinary share to shareholders of record on August 31, 2011, amounting to US$8,541 in total.

On January 7, 2014, the Board of Directors declared a special cash dividend of US$0.24 per ordinary share. The total amount for the special dividend is RMB195,769 (US$32,361), based on the number of ordinary shares that were outstanding as of September 30, 2013 (note 31).

No other dividend has been declared for the years ended December 31, 2011, 2012 and 2013.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. MSC, CHM, AMT, Yundu, TKM, CCICC, GZ Proton, JKSY, CAH and CCM(HK) were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the company law of the PRC, a domestic enterprise is required to provide at least 10% of its annual after-tax profit to the statutory common reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. XLD, JWYK and GZ Proton were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

The amount of net assets restricted was RMB2,067,706 (US$341,561) (US$290,728) as of December 31, 2013.

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the United States of America. The Company’s activities are located solely in the state of Texas; therefore only the Federal Income tax of 35% is applied as there is no income sourced to Delaware for income tax purposes. The Texas sourced passthrough income from investments is taxed at the partner level. CMS (USA) is incorporated in the State of Texas, U.S.A. in 2013 and does not conduct any substantive operations of its own. No provision for Texas profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2013.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2013. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

CMS Holdings, Cyber, King Cheers and CCM(HK) are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2013. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

China

In March 2007, enterprise income tax law (the “EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Shenzhen Special Economic Zone and Pudong New District, which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25%. Specifically, the applicable rates for AMT and MSC would be 24%, 25% and 25% for 2011, 2012, 2013 and thereafter, respectively.

AMT and MSC have accounted for their current and deferred income tax based on the five-year transitional tax rates, as applicable.

Dividends paid by PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax would be 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate and the foreign investor is qualified as a beneficial owner under the relevant tax treaty.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

China (continued)

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2009 to 2013 remain subject to examination by the tax authorities.

(Loss) income before income taxes consists of:

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Non – PRC	(31,701)	(22,250)	(24,037)	(3,971)
PRC	(133,331)	218,916	191,113	31,571

	(165,032)	196,666	167,076	27,600

The current and deferred components of the income tax (benefit) expense appearing in the consolidated statements of comprehensive income are as follows:

	For the Year Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Current tax expense	57,371	59,767	72,411	11,961
Deferred tax (benefit) expense	(11,051)	2,419	3,469	573

	46,320	62,186	75,880	12,534

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
(Loss) income before income taxes	(165,032)	196,666	167,076	27,600

Income tax computed at the statutory tax rate of 25%	(41,258)	49,167	41,769	6,900
Effect of different tax rates in different jurisdictions	7,809	5,506	7,910	1,307
Goodwill impairment	75,041	—	—	—
Non-deductible expenses	1,839	4,495	1,393	229
Effect of preferential tax rate	(1,699)	—	—	—
Effect of tax rate changes	(168)	—	—	—
Interests and penalties on unrecognized tax positions	4,756	7,515	9,822	1,622
Changes of valuation allowance	—	(4,497)	(921)	(152)
Withholding tax	—	—	15,907	2,628

	46,320	62,186	75,880	12,534

The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the Years Ended December 31,
	2012	2013	2013
	RMB	RMB	US$
Balance at beginning of year	16,293	104,480	17,259
Additions based on tax positions related to the current year	8,483	19,182	3,169
Additions arising from business acquisitions	82,780	—	—
Decrease related to prior year tax position	(3,076)	(22,177)	(3,663)

Balance at end of year	104,480	101,485	16,765

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

At December 31, 2012 and 2013, there were RMB28,262 and RMB21,220 (US$3,505) of unrecognized tax benefits that if recognized would affect the annual effective tax rate. In addition, at December 31, 2012 and 2013, there were approximately RMB76,218 and RMB80,762 (US$13,341) of unrecognized tax benefits for which the ultimate recognition is relatively certain but there is uncertainty about the timing of the recognition. The amounts may affect the effective tax rate if recognized, in view of valuation allowance considerations.

It is possible that the amount of unrecognized tax positions will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The bases for interest and penalties are 0.05% per day and 50% respectively of the relevant income tax liabilities. The Company recognized an increase amounting to RMB4,756, RMB30,922, RMB9,822 (US$1,622) in interest and penalties during the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the Company recognized RMB43,557 and RMB53,274 (US$8,800), respectively of interest and penalties.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
The aggregate amount	1,699	—	—	—

-Basic	0.01	—	—	—

-Diluted	0.01	—	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

The components of deferred taxes are as follows:

	As at December 31, 2013
	2012	2013	2013
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	8,746	10,860	1,794
Accounts receivable	177	—	—
Allowance for doubtful accounts	46,565	46,565	7,692
Net of operating losses carry forward	2,846	—	—
Deferred revenue, current	2,673	2,679	443
Others	433	1,223	202

	61,440	61,327	10,131
Valuation allowance	(42,363)	(46,611)	(7,700)

Net deferred tax assets, current portion	19,077	14,716	2,431

Deferred tax liabilities, current portion
Deferred cost, current portion	(2,230)	(4,924)	(813)
Revenue generated from financing lease	(2,502)	—	—

Total deferred tax liabilities, current portion	(4,732)	(4,924)	(813)

Deferred tax assets, current portion, net*	16,593	10,652	1,760

Deferred tax liabilities, current portion, net*	(2,248)	(860)	(142)

Deferred tax assets, non-current portion
Depreciation and amortization	47,201	41,244	6,813
Deposits for non-current assets	5,548	5,548	916
Property plant and equipment impairment	795	—	—
Intangible assets	265	1,132	187
Deferred revenue, non-current portion	715	498	82
Long term receivables	432	432	71
Long term investment impairment	10,204	10,204	1,686
Net operating loss**	—	6,555	1,083
Others	3,874	2,659	440

	69,034	68,272	11,278

Valuation allowance	(20,575)	(15,406)	(2,545)
Net deferred tax assets, non-current portion	48,459	52,866	8,733

Deferred tax liabilities, non-current portion
Deferred costs	(3,991)	(19,253)	(3,180)
Intangible assets	(10,272)	(7,972)	(1,317)
Property, plant and equipment	(51,769)	(40,811)	(6,742)

Total deferred tax liabilities, non-current portion	(66,032)	(68,036)	(11,239)
Deferred tax assets, non-current portion, net ***	18,110	17,721	2,927

Deferred tax liabilities, non-current portion, net ***	(35,683)	(32,891)	(5,433)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Enterprise income tax: (continued)

*	As at December 31, 2012 and 2013, deferred tax assets, current portion of approximately RMB2,484 and RMB4,064 (US$671) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.
**	As of December 31, 2013, the Company had net operating losses from several of its PRC entities of RMB26,220, which can be carried forward to offset future taxable profit. The net operating loss carry forwards as of December 31, 2013 will expire in years 2017 to 2018 if not utilized.
***	As at December 31, 2012 and 2013, deferred tax assets, non-current portion of approximately RMB30,349 and RMB35,145 (US$5,806) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

The movement of valuation allowance is as follows:

	2012	2013	2013
	RMB	RMB	US$
Balance at beginning of year	—	(62,938)	(10,396)
Acquisition of CAH	(67,435)	—
Change of valuation allowance in the current year	4,497	921	151

Balance at end of year	(62,938)	(62,017)	(10,245)

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB893 million (US$147.6 million) at December 31, 2013. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to PRC withholding taxes. Determination of the amount of unrecognized deferred income tax liability is not practicable.

Based on the current year’s financial position and expected cash need of the Company, it is determined that a portion of the aggregate undistributed earnings of its PRC subsidiaries that were available for distribution were not considered to be indefinitely reinvested. In this regard, deferred income tax liabilities of RMB14,571 (US$2,407) have been provided under ASC 740-30, Income Taxes: Other Consideration or Special Areas as at 31 December 2013. No such provision was made as at 31 December 2012 due to the Company’s intention and ability to reinvest the PRC subsidiaries’ earnings permanently.

In 2013, the Company’s subsidiary in the U.S.A. entered into a loan agreement denominated in US dollar with the Company’s PRC subsidiary. A withholding tax of 10% under the US-China tax treaty is applied on interest payable to a non-US resident. The accrued interest payable to inter-company is RMB1,032 (US$171) as at December 31, 2013, and the related provision for withholding tax is RMB103 (US$17).

Undistributed earnings of the Company’s subsidiaries in the U.S.A. that are available for distribution at December 31 2013 are considered to be transferred to the parent entity under ASC 740, Income Taxes, and accordingly, provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the U.S.A. The cumulative amount of such retained earnings are RMB4,110 (US$679) as at December 31, 2013, and the related provision for withholding tax is RMB1,233 (US$204).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.	TAXATION (continued)

Value-added taxes

Generally revenue earned from the provision of leasing and management services is subject to 5% business tax or 6% value added tax (“VAT”) after the promulgation of the VAT reform in the PRC. According to Guoshuihan [1999] No. 3402 issued by State Administration of Tax (the “SAT”), the revenue generated from certain qualified profit sharing cooperation arrangements, which is treated as investment income under existing PRC tax regulation is not subject to business taxes. One of the Group’s subsidiaries has not recorded any business taxes on certain of its leasing and management services on the basis that revenue generated from these profit sharing cooperation arrangements with hospitals are not subject to business taxes. Based on the above, management believes that it is not probable the SAT will challenge this subsidiary’s position that it’s not subject to business tax for those profit sharing cooperation arrangements.

23.	EMPLOYEE SHARE OPTIONS

On October 16, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (the “2008 Share Incentive Plan”). The 2008 Share Incentive Plan provides for the granting of options, share appreciation rights, or other share based awards to key employees, directors or consultants. The total number of the Company’s ordinary shares that may be issued under the 2008 Share Incentive Plan is up to 13,218,000 ordinary shares.

On September 30, 2011, the Company granted options to purchase 355,884 ordinary shares to its employees at an exercise price $2.17 per share, a contractual life of eight years and vest equally on the first, second, third, and fourth anniversary of the grant date. The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. The Company calculated the estimated grant date fair value of the share options granted on September 30, 2011, using a Black-Scholes Model based on the following weighted average assumptions:

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

23.	EMPLOYEE SHARE OPTIONS (continued)

The following table summarizes employee share-based awards activities for the year ended December 31, 2013:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant-date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2013	4,643,734	US$	3.55	US$	1.25	5.05	—
Forfeited	—		—		—		—

Outstanding, December 31, 2013	4,643,734	US$	3.55	US$	1.25	4.05	—

Vested and expected to vest at December 31, 2013	4,643,734	US$	3.55	US$	1.25	4.05	—

Exercisable at December 31, 2013	4,376,820	US$	3.55	US$	1.25	4.05	—

There were 1,338,876 and 266,914 nonvested share options as of January 1, 2013 and December 31, 2013, respectively. 1,071,962 share options vested during the year ended December 31, 2013. The weighted average grant date fair value is US$1.18.

The weighted-average grant-date fair value of share options granted for the years ended December 31, 2011, 2012 and 2013 are US$0.29, nil and nil respectively.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2011, 2012 and 2013. The total intrinsic value of the options granted and exercised for the years ended December 31, 2011, 2012 and 2013 was nil for each year.

As of December 31, 2013, there was RMB207 (US$34) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.75 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

23. EMPLOYEE SHARE OPTIONS (continued)

The share-based compensation expense of the share-based awards granted to employees for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
General and administrative expenses	6,876	6,776	6,541	1,080
Selling expenses	2,358	2,308	2,263	374

	9,234	9,084	8,804	1,454

24.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group (note 14)
New Chang’an	Noncontrolling shareholder of CAH
Shaanxi Juntai Real Estate Co., Ltd (“Shaanxi Juntai”)	Entity indirectly controlled by New Chang’an

b)	The Group had the following related party transactions for the years ended December 31, 2011, 2012 and 2013:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Provision of medical services:
Shaanxi Juntai	—	637	1,052	174

Loan to (repayment of a loan from) a noncontrolling shareholder of a subsidiary:
New Chang’an	—	100,000	(6,590)	(1,089)

Interest income
New Chang’an	—	—	7,839	1,295

Purchase of medical supplies:
JYADK	—	5,249	805	133

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.	RELATED PARTY TRANSACTIONS (continued)

c)	The balances between the Company and its related parties as of December 31, 2012 and 2013 are listed below:

		As of December 31,
	Note	2012	2013	2013
		RMB	RMB	US$
Due from related parties, current:
New Chang’an*		—	7,839	1,295
Shaanxi Juntai		1,200	2,426	401

		1,200	10,265	1,696

Loan to a noncontrolling shareholder of a subsidiary, current
New Chang’an*		100,000	—	—

Loan to a noncontrolling shareholder of a subsidiary, non-current
New Chang’an*		—	93,410	15,430

Due to related parties, current
JYADK		(4,410)	(1,717)	(283)
New Chang’an**		(1,500)	(1,500)	(248)

		(5,910)	(3,217)	(531)

Due to related parties, non-current
Shaanxi Juntai***		(19,301)	(19,301)	(3,188)
New Chang’an**		(7,527)	(7,527)	(1,244)

		(26,828)	(26,828)	(4,432)

*	The repayment terms of the loan to New Chang’an are the same as the loan granted by a bank (note 16).
**	The current balance due to New Chang’an was related to building construction costs paid on behalf of CAH. The noncurrent balance represented an advance payment from New Chang’an for the acquisition of the prepaid land lease from CAH (note 18).
***	According to the agreement between CAH and Shaanxi Juntai, the amount due to Shaanxi Juntai of RMB19,301 is interest free and will only be settled in 2015 pending the finalization of the outstanding balances among CAH, New Chang’an and the related party.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.	RELATED PARTY TRANSACTIONS (continued)

d)	As at December 31, 2013, total loan balance due from New Chang’an was RMB101,249 (US$16,725), of which RMB28,749(US$4,749) was overdue. Pursuant to an agreement entered with New Chang’an related to the acquisition of CAH, New Chang’an had agreed to grant CHM and Cyber, shareholders of CAH and wholly-owned subsidiaries of the Group a second pledge over its equity interest in CAH after the bank (the “Second Pledge”) over the loan to New Chang’an (note 24). On April 24, 2014, the Group entered into a pledge agreement (the “Pledge Agreement”) and effected the Second Pledge to secure the loan to New Chang’an. The registration of the Second Pledge has not been completed as at the date of this report as the bank is currently the first pledgee of such equity interest (the “First Pledge”). In the opinion of the Company’s legal counsel, the Pledge Agreement is legally valid and binding as long as CHM and Cyber become the legal creditors and the Second Pledge is recorded in the share register of CAH. CHM and Cyber may apply for the registration of such Second Pledge with the relevant government authorities once the First Pledge is released. The Company considered the fair value of the 48% equity interest in CAH and concluded that the Second Pledge would be sufficient to cover the credit risk and exposure related to the outstanding loan balance. Therefore, the Company concluded that there was no impairment of the loan. The loan to New Chang’an was classified as non-current assets as of December 31, 2013 based on the expected timing of repayment.

25.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB4,977 and RMB12,189 and RMB30,252 (US$4,997) for the years ended December 31, 2011, 2012 and 2013, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income as incurred. The total amounts for such employee benefits were approximately RMB97, RMB108 and RMB106 (US$18) for the years ended December 31, 2011, 2012 and 2013, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

26.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2013:

	RMB	US$
2014	9,701	1,602
2015	5,473	904
2016	574	95
2017 and thereafter	—	—

	15,748	2,601

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2011, 2012 and 2013, total rental expenses for all operating leases amounted to RMB6,232, RMB8,986 and RMB10,330 (US$1,706), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB21,054 (US$3,478) at December 31, 2013, which are scheduled to be paid within one year.

Income taxes

As of December 31, 2013, the Group has recognized approximately RMB117,074 (US$19,339) as an accrual for unrecognized tax positions (note 22). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2013, the Group classified the unrecognized tax positions of RMB49,355 (US$8,153) as current liabilities and RMB67,719 (US$11,186) as non-current liabilities.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

27.	SEGMENT REPORTING

In accordance with ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM evaluates segment performance based on revenues, cost of revenues and gross profit by segments. Prior to January 1, 2012, the Group consisted of only one segment relating to network business which mainly comprises leasing of medical equipment. On June 21, 2012, the hospital segment was added with the acquisition of the 52% equity interest in the CAH (note 4). The accounting policies used in its segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. As the Group’s long-lived assets (mainly including property, plant and equipment) and revenues are in and derived from the PRC, no geographical segments are presented.

The Group’s segment information as of and for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net revenues
Revenues from external customers:
Network	450,125	465,040	563,124	93,021
Hospital	—	197,309	417,511	68,968

Total revenues from external customers	450,125	662,349	980,635	161,989

Intersegment revenues:
Network	—	19,894	2,517	416

Total intersegment revenues	—	19,894	2,517	416
Total segment revenues	450,125	682,243	983,152	162,405
Reconciling item
Elimination of intersegment revenues	—	(19,894)	(2,517)	(416)

Total revenues	450,125	662,349	980,635	161,989

Segment profit
Network	(161,306)	180,631	148,509	24,532
Hospital	—	25,922	32,221	5,323

Total segment profit	(161,306)	206,553	180,730	29,855
Foreign exchange losses, net	(10,975)	(101)	767	127
Interest income	13,357	5,895	17,712	2,926
Interest expense	(6,454)	(16,255)	(47,027)	(7,768)
Loss from disposal of property, plant and equipment	—	(1,072)	(1,235)	(204)
Share of net profit of equity investees	—	1,790	15,521	2,564
Other expenses (income) , net	346	(144)	608	100

(Loss) income before taxes	(165,032)	196,666	167,076	27,600

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

27.	SEGMENT REPORTING (continued)

	As at December 31,
	2012	2013	2013
	RMB	RMB	US$
Segment assets
Network	2,970,788	3,431,560	566,854
Hospital	750,020	700,344	115,689

Total segment assets	3,720,808	4,131,904	682,543
Reconciling item
Intersegment elimination	(55,588)	(38,347)	(6,334)

Total assets	3,665,220	4,093,557	676,209

	For the Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Expenditures for additions to long-lived assets
Network	267,645	284,803	134,150	22,160
Hospital	—	112,825	57,739	9,538
Intersegment elimination	—	(57,140)	—	—

Total expenditure for additions to long-lived assets	267,645	340,488	191,889	31,698
Depreciation and amortization expenses
Network	119,895	133,996	139,764	23,088
Hospital	—	16,218	42,681	7,050

Total depreciation and amortization expenses	119,895	150,214	182,445	30,138
Impairment loss of long-lived assets and goodwill
Network	(333,934)	(3,360)	—	—
Hospital	—	—	—	—

Total impairment loss	(333,934)	(3,360)	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

28.	(LOSS) INCOME PER SHARE

Basic and diluted (loss) income per share for each of the periods presented is calculated as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Numerator:
Net (loss) income attributable to ordinary shareholders used in calculating (loss) income per ordinary share—basic and diluted	(215,003)	130,831	85,893	14,190
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted (loss) income per share	142,251,454	138,211,177	135,077,172	135,077,172

Basic and diluted (loss) income per share	(1.51)	0.95	0.64	0.11

The share options were not included in the calculation of diluted (loss) income per share under the treasury stock method for the years ended December 31, 2011, 2012 and 2013, because their exercise prices were greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

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

In accordance with ASC 805, the Group remeasured a contingent business acquisition consideration at fair value as at December 31, 2011, on recurring basis using significant unobservable inputs (Level 3) which was valued using the income approach based on benchmarking lending interest rate at 6.66%. The contingent business acquisition consideration was settled against the account receivable of RMB10,566 during the year ended December 31, 2012 in connection with a netting agreement entered into with the previous shareholder of a wholly owned subsidiary. The gain from the netting arrangement of RMB1,433 is recorded as “Other operating income” in the statements of comprehensive income.

The following table presents a reconciliation of the contingent business acquisition consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2013:

	For the Years Ended December 31,
	2012	2013	2013
	RMB	RMB	US$
Balance as of January 1,	11,999	—	—
Settlement through netting with receivables	(11,999)	—	—

Balance as of December 31,	—

There were no assets or liabilities subject to fair value measurement on a recurring or non-recurring basis as of December 31, 2012 and 2013.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash	7,301	195,038	32,218
Amounts due from subsidiaries	411,919	386,909	63,913

Total current assets	419,220	581,947	96,131

Non-current assets:
Investment in subsidiaries	1,945,280	2,063,610	340,886

Total assets	2,364,500	2,645,557	437,017

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	205,593	390,464	64,500
Accrued expenses and other liabilities	4,453	6,421	1,061
Amounts due to subsidiaries	122,868	126,679	20,926

Total current liabilities	332,914	523,564	86,487

Total liabilities	332,914	523,564	86,487

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2012 and 2013; outstanding shares—135,487,408 and 134,836,300 as of December 31, 2012 and 2013, respectively)	105	105	17
Treasury stock (6,866,124 and 7,517,232 as of December 31, 2012 and 2013, respectively)	(5)	(5)	(1)
Additional paid-in capital	2,517,496	2,520,338	416,330
Accumulated other comprehensive loss	(16,955)	(15,283)	(2,522)
Accumulated deficit	(469,055)	(383,162)	(63,294)

Total shareholders’ equity	2,031,586	2,121,993	350,530

Total liabilities and shareholders’ equity	2,364,500	2,645,557	437,017

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(30,561)	(19,879)	(24,028)	(3,969)
Selling expenses	(2,298)	(2,296)	(2,231)	(369)

Operating loss	(32,859)	(22,175)	(26,259)	(4,338)
Equity in (loss) profit of subsidiaries	(184,276)	152,691	110,749	18,294
Interest income	2,132	307	1	1
Exchange gain	—	8	1,402	233

Net income	(215,003)	130,831	85,893	14,190

Net income attributable to ordinary shareholders	(215,003)	130,831	85,893	14,190

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(2,760)	640	1,672	276

Total other comprehensive income	(2,760)	640	1,672	276

Comprehensive income	(217,763)	131,471	87,565	14,466

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net cash used in operating activities	(8,418)	(11,493)	(17,599)	(2,907)
Net cash provided (used in) by investing activities	8,108	(153,651)	20,827	3,441
Net cash provided (used in) by financing activities	879	163,177	187,455	30,965
Exchange rate effect on cash	266	399	(2,946)	(487)

Net increase (decrease) in cash	835	(1,568)	187,737	31,012
Cash at beginning of the year	8,034	8,869	7,301	1,206

Cash at end of the year	8,869	7,301	195,038	32,218

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statements of comprehensive income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

31.	SUBSEQUENT EVENT

On January 7, 2014, the Board of Directors declared a special cash dividend of US$0.24 per ordinary share. The total amount for the special dividend is RMB195,769 (US$32,361), based on the number of ordinary shares that were outstanding as of September 30, 2013.