Form 20-F
period 2014-12-31
Concord Medical Services Holdings Ltd
filed 2015-04-27
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

134,836,300 Class A Ordinary Shares Issued and Outstanding

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including CMS Hospital Management Co., Ltd., Beijing Yundu Internet Technology Co., Ltd., Shenzhen Aohua Medical Technology & Services Ltd., Tianjin Kangmeng Radiology Equipment Management Co., Ltd., Medstar (Shanghai) Leasing Co., Ltd., Guangzhou Concord Medical Cancer Hospital Co., Ltd., Beijing Jinweiyikang Technology Co., Ltd., Guangzhou Jinkangshenyou Investment Co., Ltd. Shanghai Concord Oncology Hospital Limited, Shenzhen Concord Medical Investment Ltd., Beijing Allcure Medical Technology Ltd., and Datong Meizhong Jiahe Cancer Center.

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income and other consolidated financial data for the years ended December 31, 2012, December 31, 2013 and December 31, 2014 (other than the income (loss) per ADS data) and the selected consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which is included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheets data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Concord Medical
	Year Ended December, 31
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data
Revenues, net of business tax, value-added tax and related surcharges	389,524	450,125	455,651	563,124	606,883	97,813
Cost of revenues	(122,700)	(159,416)	(164,523)	(217,655)	(274,562)	(44,251)
Gross profit	266,824	290,709	291,128	345,469	332,321	53,562
Operating expenses:
Selling expenses(1)	(17,150)	(37,453)	(53,911)	(104,667)	(95,096)	(15,327)
General and administrative expenses(2)	(66,789)	(80,628)	(61,106)	(84,506)	(53,576)	(8,635)
Asset impairment	(3,219)	(333,934)	(3,360)	—	—	—
Other operating income	—	—	9,185	—	—	—

Operating income	179,666	161,306	181,936	156,296	183,649	29,600
Interest expense	(7,448)	(6,454)	(12,452)	(36,884)	(53,470)	(8,618)
Foreign exchange (losses) gains, net	(5,436)	(10,975)	(117)	784	9,585	1,545
Gain (loss) from disposal of property, plant and equipment	543	—	4,432	(1,235)	(3,955)	(637)
Interest income	7,865	13,357	5,853	9,828	21,208	3,418
Changes in fair value of derivatives	—	—	—	—	2,605	420
Equity pick up of equity investee	—	—	1,790	13,470	13,911	2,242
Other (expense) income, net	(399)	346	(307)	2,010	2,113	341

Income from continuing operations before income taxes	174,791	(165,032)	181,135	144,269	175,646	28,311
Income tax expenses	(43,873)	(46,320)	(54,249)	(63,838)	(80,850)	(13,032)

Net income (loss) from continuing operations	130,918	(211,352)	126,886	80,431	94,796	15,279
Net income from discontinued operations	—	—	7,594	10,765	25,476	4,106

Net income	—	—	134,480	91,196	120,272	19,385

Net income (loss) attributable to non-controlling interests	1,518	3,651	3,649	5,303	(4,437)	(715)
Net income (loss) attributable to ordinary shareholders	129,400	(215,003)	130,831	85,893	124,709	20,100

Earning (loss) per share – basic / diluted	0.89	(1.51)	0.95	0.64	0.92	0.15
Earning (loss) per ADS – basic / diluted	2.66	(4.53)	2.84	1.92	2.76	0.45

(1)	Our selling expenses included share-based compensation of RMB2.5 million in 2010, RMB2.4 million in 2011, RMB2.3 million in 2012, RMB2.3 million in 2013 and RMB0.7 million (US$0.1 million) in 2014.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2010, 2011, 2012, 2013 and 2014 of RMB7.0 million, RMB6.9 million, RMB6.8 million, RMB6.5 million and RMB6.6 million (US$1.1 million), respectively.

	Concord Medical
	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
Cash	535,783	219,078	75,382	283,033	478,682	77,150
Total current assets	904,416	733,657	853,133	1,300,010	1,463,682	235,903
Property, plant and equipment, net	907,336	1,068,703	1,522,920	1,492,573	749,683	120,827
Goodwill	300,163	—	292,885	292,885	—	—
Intangible assets, net	146,113	129,018	146,512	116,843	61,243	9,871
Total assets	2,663,044	2,393,446	3,665,220	4,093,557	2,959,332	476,959
Long-term bank borrowings, current portion	60,906	77,479	191,473	273,310	246,233	39,686

Total equity	2,301,835	2,038,096	2,339,910	2,433,717	1,800,058	290,119
Total liabilities and equity	2,663,044	2,393,446	3,665,220	4,093,557	2,959,332	476,959

	Concord Medical
	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	190,972	137,102	259,515	259,033	490,381	79,036
Net cash (used in) generated from investing activities (1)	(529,468)	(494,867)	(659,290)	(133,540)	287,055	46,265
Net cash (used in) generated from financing activities	(154,933)	41,785	255,932	77,722	(579,144)	(93,341)
Exchange rate effect on cash	(8,027)	(725)	147	4,436	(2,643)	(427)
Net (decrease) increase in cash	(501,456)	(316,705)	(143,696)	207,651	195,649	31,533

(1)	Net cash used in investing activities in 2010, 2011, 2012 and 2013 includes acquisitions, net of cash acquired, of RMB45.0 million, RMB20.3 million, RMB223.4 million, and nil respectively. Net cash generated from investing activities in 2014 includes disposal, net of cash disposal, of RMB280.1 million.

	Concord Medical
	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	108,974	114,250	115,009	135,268	144,694	23,320
Head gamma knife systems	80,909	77,035	76,239	68,553	58,509	9,430
Body gamma knife systems	38,599	42,512	31,365	42,016	31,478	5,073
PET-CT scanners	41,036	59,054	71,895	107,536	116,078	18,708
MRI scanners	51,738	65,031	79,220	83,619	103,197	16,632
Others (1)	27,992	22,576	38,602	61,564	57,635	9,290

Total net revenues — lease and management services	349,248	380,457	412,330	498,556	511,591	82,453

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 17, 2015, the noon buying rate was RMB6.1976 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average(2)	High	Low
Period	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17)	6.1976	6.2010	6.2152	6.1930

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

We plan to establish and operate additional specialty cancer hospitals that will be majority owned by us and are subject to significant risks.

As part of our growth strategy we plan to establish specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, at the Beijing Proton Medical Center, one of our planned specialty cancer hospitals, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we have limited experience in operating our own specialty cancer hospital, or in providing many of the services that we plan to offer in our specialty cancer hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as compared to the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our specialty cancer hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own specialty cancer hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new hospitals.

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

We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. In 2012, 2013 and 2014, net revenues derived from our top five hospital partners amounted to approximately 22.9%, 24.2% and 22.5% of our total net revenues, respectively. Our largest hospital partner accounted for 6.9%, 5.6% and 6.4% of our total net revenues during those periods, respectively. In addition, centers located in Beijing, Henan province and Shandong province accounted for 18.3%, 10.0% and 8.1% of our total net revenues in 2012, respectively, centers located in Beijing, Henan province and Sichuan Province accounted for 17.1%, 9.4% and 8.5% of our total net revenues in 2013, respectively, and centers located in Beijing, Shandong and Jiangsu accounted for 15.0%, 8.9% and 7.7% of our total net revenue in 2014, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:

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

In addition, the top ten of our hospital partners in terms of revenue contribution, accounted for 38.7% of our total network accounts receivable as of December 31, 2014. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.

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

Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB210.3 million, RMB272.3 million and RMB265.0 million (US$42.7 million) as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, approximately 9.7% of our network accounts receivable reported on our consolidated balance sheets as of December 31, 2013 were still outstanding. The average turnover days of our network accounts receivable in 2014 were 159 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new centers through the selective acquisition of complementary businesses or assets or the formation of joint ventures, and we may continue to do so in the future. For example, in June 2012, we acquired 52% of the equity interest in Chang’an Hospital, a licensed full-service private hospital. In December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center, a leading proton treatment center in the world. In April 2015, we acquired 100% of the equity interest in Fortis Surgical Hospital. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. For example, in December 2014 we disposed equity interest in Chang’an Hospital which we acquired in 2012, in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Integration of the acquired business or assets or cooperation with the joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may prevent key members of our management from focusing on other important aspects of our business.

In addition, we may be unable to successfully integrate or retain employees or management of the acquired businesses or assets or retain the acquired entity’s patients, suppliers or other partners. Consequently, we may not achieve the anticipated benefits of any acquisitions or joint ventures. We cannot assure any transformation and integration would be implemented successfully, or without incurring significant cost. Furthermore, future acquisitions or joint ventures could result in potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, contingent liabilities or expenses, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

We had net current liabilities as of December 31, 2012 and we cannot assure you that we will not experience net current liabilities in the future.

We had net current liabilities of RMB6.4 million as of December 31, 2012 primarily due to cost incurred in connection with the acquisition of equity interests in Chang’an Hospital and Texas MD Anderson Cancer Center Proton Therapy Center in 2012. The total consideration we paid for the acquisition was RMB248.8 million for Chang’an Hospital and US$32.3 million for Texas MD Anderson Cancer Center Proton Therapy Center, respectively. We had net current assets of RMB693.9 million (US$111.8 million) as of December 31, 2014. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

We are not aware of any similar restriction imposed by military healthcare administrative authorities on the cooperation agreements that we have entered into with military hospitals, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public. Accordingly, we have maintained our cooperation agreements with 34 military hospitals as of December 31, 2014. However, as military hospitals are also government-owned, if military hospitals are required by military healthcare administrative authorities to transition away from cooperation agreements in the future, we will have to negotiate a similar conversion of the agreements with our military hospital partners. If we are unable to successfully negotiate lease and management or other alternative agreements with our existing military hospital partners on terms not less favorable than those under our cooperation agreements, our business, financial condition and results of operation may be adversely affected.

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

We have applied for and obtained the registration of our trademark “Medstar” and nine other trademarks including “Concord Medical” in China to protect our corporate name. As of December 31, 2014, we also owned the rights to 178 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

Our future high-end cancer hospitals will provide patients high-end medical services and medicines that are not covered by the national basic medical insurance, and as a result we may need to cooperate with commercial insurance companies and face risks in respect of charge fees and patients’ ability of payment.

Currently, the majority of patients in our network centers are covered under the national basic medical insurance. We settle the payment with the local medical insurance agencies on regular basis. However, our planned premium cancer hospitals will offer high-end radiotherapy and other services that will not be covered under the national basic medical insurance program. Our patients will be self-pay or covered under various commercial insurances. We need to negotiate with various insurance companies, both domestic and international, which would enroll our hospitals into their coverage. We cannot assure you that we can establish and manage the business relationship with insurance companies properly and effectively. Without the insurance coverage, our future revenue may not meet our forecasts and profitability will be adversely affected. We may also face collection risks as insurance companies may decide not to pay for certain clinical procedures or refuse to pay accordingly to our requests.

With the rising conflicts between doctors and patients, if we cannot properly handle disputes in a timely manner with the patients, we will face the increasing risk of litigation.

Recently, there were more incidents of patient / doctor conflicts and litigations in China. Patients in China are demanding more higher-service quality of the medical services and treatments they receive from the hospitals. In our network centers, we also deal with patient disputes and litigations due to real or perceived medical incidents and practices. While we offer periodic training to all medical staff in our centers and hospitals, our patients may still raise issues with the treatment procedures, especially with cancer patients who experience higher than expected side-effects, sometimes resulting in unexpected deaths. While all of our centers are covered by medical malpractice insurance and we also purchased body-injury insurance for our medical staff, the process to reach a settlement, usually financial settlement under the medical malpractice insurance, is time-consuming and our management team needs to divert their attention from the normal operation of the centers and hospital. If we cannot properly handle the medical disputes in our centers, we may face increasing risks of litigation and our reputation among patients may be affected adversely.

The proper implementation of our strategy requires that we recruit, train and retain the doctors, specialists and other medical staff. If we cannot achieve the proper level of doctor recruitment and retention, our current and future hospitals’ business may be affected adversely.

The financial and operational performance of our planned premium cancer hospitals depend significantly on our ability to attract and retain quality doctors, nurses, hospital administrators and managers. Under the current regulatory environment of China, doctors and nurses are affiliated with various hospitals, whose professional registration and accreditation need the approval of hospitals they serve. The government policy is relaxing on the mobility of doctors and other medical professionals, such as the policy to allow “multiple-location practice” for doctors. However, the full enactment and implementation may take time and vary from region to region. In order to attract, train and retain a qualified team of doctors, nurses and hospital managers, we may need to offer compensation packages superior to those of government hospitals, provide more professional training opportunities, including overseas training and exchange, and include the medical team into our ESOP. All these measures may result in higher compensation and administrative expenses and therefore have an adverse effect on our financial and operational results.

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

We depend on key members of our management team, which includes Dr. Jianyu Yang, chairman and our chief executive officer, Dr. Zheng Cheng, a director and our president, Mr. Adam Jigang Sun, our chief investment officer, Mr. Jing Zhang, our chief operating officer, Mr. Yaw Kong Yap, chief financial officer, as well as other key personnel for the continued growth of our business. The loss of any of these members of our management team or other key employees could delay the implementation of our business strategy and adversely affect our operations. Our future success will also depend in large part on our continued ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. We cannot assure we can always make similar smooth transition if any executive officers or key personnel were to leave our company in the future. Although none of the key members of our management team is nearing retirement age in the near future and we are not aware of any current key members of our management team or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, we do not maintain key employee insurance. We have entered into employment agreements and confidentiality agreements with all of the key members of our management team and other key personnel. However, if any disputes arise between any of our key members of our management team or other key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all key members of our management team and other key personnel reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our fourth amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

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

In order to secure bank loans in an aggregate amount of RMB875.5 million, RMB1,086.2 million and RMB903.8 million (US$145.7 million) as of December 31, 2012, 2013 and 2014, respectively, we have granted security interests in equipment with a net carrying value of RMB205.3 million, RMB502.6 million and RMB164.9 million (US$26.6 million), respectively, representing 13.5%. 33.7% and 22.0% of the net value of our net property, plant and equipment of RMB1,522.9 million, RMB1,492.6 million and RMB749.7 million (US$120.8 million) as of December 31, 2012, 2013 and 2014, respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.

If we fail to maintain an effective system of internal controls over our financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

We have successfully completed our Section 404 assessment for the year ended December 31, 2014 and received the auditor’s attestation. However, in the future, if we fail to maintain effective internal controls over financial reporting or to obtain an “unqualified” auditors’ attestation, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

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

We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009. We are required to account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2012 and 2013. On February 18, 2014, we granted option to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share. We also granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares, respectively, on February 18, 2014, July 1, 2014 and August 1, 2014 to certain directors, officers and employees. We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of RMB9.1 million in 2012, RMB8.8 million in 2013 and RMB7.4 million (US$1.2 million) in 2014 related to such options. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

We believe we were not a “passive foreign investment company,” or a PFIC, for our taxable year ended on December 31, 2014, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Our Industry

Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.

The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the Ministry of Health or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the Ministry of Health and the NDRC and large medical equipment procurement licenses are issued by the Ministry of Health. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the Ministry of Health and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations issued by the Ministry of Health stipulate that from 2011 to 2015, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 160 and by the end of 2015, the total number of PET-CT systems in China cannot exceed 270. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although the current number of procurement licenses available did not have a significant impact on our existing expansion plan in 2014, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners to obtain such licenses as expected, may affect our expansion plan after 2014, which could have a material adverse effect on our future prospects.

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

The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained instead. As of December 31, 2014, of the 131 units of medical equipment in the centers in our network that are subject to large medical equipment procurement quota requirements, 112 were issued with a procurement license, 13 were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and 6 have not yet been issued with any procurement license or permit, which accounted for approximately 3.2%, 1.5% and 3.4% of our total net revenues in 2012, 2013 and 2014 respectively. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last six centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

We believe that the 13 units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These 13 units of equipment accounted for approximately, 6.6%, 3.7% and 7.9% of our total net revenues in 2012, 2013 and 2014, respectively. In addition, for the two units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.

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

Self payments account for approximately 34.4% of total medical expenses in China in 2012, approximately 30.0% of total medical expenses were sourced from direct payments by the government and approximately 35.6% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2012, according to the Ministry of Health. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003. The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country, but the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If the national or provincial authorities in China decide to reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy and our business, financial condition and results of operation could be materially and adversely affected.

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

Relevant PRC foreign exchange rules may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects. .

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, several of our shareholders who are residents in the PRC and are subject to the requirements of making registration with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and if or when we have such shareholders or beneficial owners, we may not always be able to compel them to comply with SAFE Circular No. 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Shenzhen Aohua Medical Technology & Services Co., Ltd., or AMT, our wholly owned subsidiary in Shenzhen, has applied for the preferential tax treatment for high technology companies in 2013 and received the Certificate of High Technology Company, which entitled AMT to a preferential enterprise income tax rate of 15% for three years, subject to the annual review of the local tax authority. However, in 2013 and 2014, we did not utilized the preferential tax rate based on self-review and after consulting with our auditors.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our fourth amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

Holders of our Class B ordinary shares will control the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We plan to exchange Class A ordinary shares held by Morgancreek Investment Holding Limited, or Morgancreek, which is beneficially owned by Dr. Jianyu Yang and Dr. Zheng Cheng, with Class B ordinary shares at one-to-one ratio, after which Morgancreek will hold 59,770,876 Class B ordinary shares, or 44.3% of the combined total outstanding ordinary shares (representing 93.7% of the total voting rights) in our company. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

        As a result of their ownership of Class B ordinary shares, the voting power of holders of our Class B ordinary shares may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, they may approve a merger or consolidation of our company that may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company, which may not operate our current business model and dissenter rights may not be available to you in such an event.

Due to the disparate voting rights attached to these two classes, our Class B ordinary shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In July 2010, we acquired 52% of the equity interest in Chang’an CMS International Cancer Center (CCICC, or Xi’an Wanjiehuaxiang Medical Technology Development Co., Ltd. (WHT)) for RMB103.2 million from Chang’an Hospital. In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Concord Medical Cancer Hospital Co., Ltd. in PRC, and (iv) Medstar Oversea Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of date of this annual report.

In December 2011, we effectuated a merger through which Aohua Medical was merged into Aohua Leasing. Aohua Leasing acquired all of the assets and assumed all of the liability of Aohua Medical, which was dissolved upon the merger. Aohua Leasing subsequently changed its name to Shenzhen Aohua Medical Technology & Services Co., Ltd., or Aohua Technology.

In June 2012, we acquired through Cyber Medical and Shanghai Medstar 52% of the equity interest in Chang’an Hospital, for a total consideration of approximately RMB248.8 million in cash. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

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

In October 2014, we established a wholly-owned free-standing radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds.

In December 2014, we sold the 52% equity interest in Chang’an Hospital and Xi’an Wanjiehuaxiang Medical Technology Development Co., Ltd., or WHT, for a total cash consideration of approximately RMB397.9 million (US$64.1 million), in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals.

In January 2015, our shareholders approved the creation of a dual class share structure. As of the date of this annual report, we had 134,836,300 Class A ordinary shares and as Class B ordinary shares issued and outstanding.

In April 2015, we acquired 100% of the equity interest in Fortis Surgical Hospital of Fortis Healthcare International Pte Ltd, or Fortis Surgical Hospital for SGD55.0 million (RMB257.7 million) in cash, from Fortis Healthcare International Pte Ltd, or Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd.

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

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2014, our network comprised 139 centers based in 80 hospitals, spanning 56 cities across 25 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health.

Cancer has become a serious globle public health problem. According to WHO World Cancer Report 2014, cancer is a major cause of death, affecting populations in all countries and regions. In China, cancer incidence and mortality are both demonstrating upward trends in the past decade. In 2012, 21.8% of new cancer cases and 26.9% of deaths caused by cancer occurred in China. According to The National Central Cancer Registry (or NCCR, a governmental organization for cancer surveillance affiliated to the Bureau of Disease Control, National Health and Family Planning Commission in China), there were approximately 3.37 million new cancer cases in 2011 (the latest year with statistics available) or six new cases per minute. The total case number increased by 280,000, or 9%, compared with year 2010. In 2011, there were 2.11 million cancer-related deaths occurred in China, representing an year-on-year increase of 150,000 deaths, or 7.6%. It is expected that the number of cancer cases and cancer-caused death will continue to increase in the next decade. Major factors that contribute to the increase of cancer cases include: demographic reasons such as aging population, smoking and air pollution.

Radiotherapy is considered to be a mature treatment for many types of cancer now. For example, nasopharyngeal cancer (NPC), also known as ‘Canton Cancer’, is the most prevalent cancer in Southern China, including Guangdong, Guangxi and Fujian provinces, and Hong Kong and Taiwan. Currently the most common treatment of NPC is radiotherapy or comprehensive therapy based on radiotherapy. In the future, more advanced treatment methods, such as proton therapy, will be used for the treatment of NPC patients. Proton therapy can significantly reduce the radiation damage to the critical organs. Currently, we are working with leading domestic and international medical institutions to develop a clinical workflow of proton therapy for NPC. We are also working with such institutions to reduce the cancer survival rate gap between China and U.S., by providing more advanced medical treatment to our patients.

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

To further enhance our reputation and to employ high quality doctors, we are in the process of establishing and operating specialty cancer hospitals in China. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use. In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build a 400-bed cancer specialty hospital in Guangzhou for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong province as well as the land usage rights from the local land administrative bureau.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases of existing centers and acquisitions. We have increased the number of centers in our network from 136 as of December 31, 2012 to 144 as of December 31, 2013, and we held 139 centers as of December 31, 2014. Our total net revenues were RMB455.7 million, RMB563.1 million and RMB606.9 million (US$97.8 million) for the year ended December 31, 2012, 2013 and 2014, respectively. For additional information relating to our history and reorganization and our financial presentation, see “— History and Development of the Company,” “—Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2014, we operated an extensive network of 139 centers based in 80 hospitals, spanning 56 cities across 25 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Our network includes 78 radiotherapy centers and 53 diagnostic imaging centers and eight centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

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

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2014, we had 135 centers that were established under lease and management services arrangements. We typically establish such centers with civilian hospitals by entering into a lease agreement and a management agreement. Centers at military hospitals, which are regulated by the military but most of which are otherwise the same as other government-owned hospitals open to the public, are typically established under a cooperation agreement. The reason for the two different contractual structures is to comply with the different regulations governing civilian and military hospitals in China. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Restrictions on Cooperation Agreements.”

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in the centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from six to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement. We also have centers that operate under revenue-sharing agreements, which stipulate the percentage of the revenue and the pre-operating expenses to be shared with our hospital partners. The specified operating expenses of centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of 11 centers in our network with our hospital partners primarily due to the unsatisfactory performances of the centers located in these hospitals.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2014, we had such agreements for four centers. Unlike the centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the centers established under service-only agreements. Rather, we only manage such centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We also provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2014, we had such agreements for six centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the centers. Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to these centers in exchange for a fixed fee. The terms are usually similar to our lease and management services contracts. As our telemedicine business continues to grow, we expect to enter into more of the technical services agreements with other hospitals in the future.

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

Linear Accelerators External Beam Radiotherapy

As of December 31, 2014, we owned 30 linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.

Gamma Knife Radiosurgery

A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2014, we owned 37 gamma knife systems, including 24 head gamma knife systems and 13 body gamma knife systems.

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

Cyberknife

The CyberKnife Robotic Radiosurgery System is a non-invasive alternative to surgery for the treatment of both cancerous and non-cancerous tumors anywhere in the body, including the prostate, lung, brain, spine, liver, pancreas and kidney. The treatment – which delivers beams of high dose radiation to tumors with extreme accuracy – offers new hope to patients worldwide. Though its name may conjure images of scalpels and surgery, the CyberKnife treatment involves no cutting. In fact, the CyberKnife System is the world’s first and only robotic radiosurgery system designed to treat tumors throughout the body non-invasively. It provides a pain-free, non-surgical option for patients who have inoperable or surgically complex tumors, or who may be looking for an alternative to surgery. As of December 31, 2014, we have two Cyber-knife centers in China. Our first CyberKnife® Robotic Radiosurgery System (the “CyberKnife System”) is located in Changhai Hospital, which has treated over 928 patients in 2014. Our second Cyber-knife center is in Jinan City of Shandong Province.

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

Other Treatment and Diagnostic Modalities

Our network also includes centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2012, 2013 and 2014, revenues derived from centers that provide such other services were approximately 8.3%, 12.8%, 11.3% respectively, of our total net revenues.

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

Our Hospital Business

Permits Needed to Establish a Medical Institution

In order to establish a medical institution, we need to apply for and receive approvals and permits/licenses from various government authorities and agencies. Since 2011, foreign invested healthcare services institutions are removed from “restricted” to “allowed” category. In addition, since 2012, companies that are registered in Hong Kong, Macau and Taiwan are permitted to establish wholly-owned medical institutions in selected cities in China, including Shanghai, Chongqing, Jiangsu, Fujian, Guangdong and Hainan Provinces, after obtaining relevant permits from the local authorities and agencies, the procedure of which may be substantially different in various regions.

The procedure to establish a wholly-owned foreign medical institution in Beijing, for instance, requires applications to the several government agencies and departments, including local public health bureau, fire department, and environmental protection bureau. These agencies need to review the application from different perspectives, such as compliance with local healthcare planning, fire safety and environment impact. If radiation therapy is included in the services to be offered, radiation protection review will be included in the procedures as well. After reviews are completed and approvals from the above agencies are received, we can apply to the local public health bureau for a Permit of Operations for Foreign Invested Medical Institution. Then we need to apply to the Beijing Municipal Bureau of Commerce for Permit to Establish Foreign Invested Corporation, after which, we can apply to the local Administration of Industry and Commerce to obtain a license for the registration of the corporation. All of our self-owned hospitals have received these permits or equivalents.

Beijing Proton Medical Center

We have entered into a framework agreement with Chang’an Information Industry (Group) Co., Ltd. to establish the Beijing Proton Medical Center. The Beijing Proton Medical Center will allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients. The Beijing Proton Medical Center is expected to be the first proton beam therapy system in China licensed for clinical use. The Beijing Proton Medical Center is expected to have a gross floor area of approximately 12,700 square meters and have 50 licensed patient beds. The Beijing Proton Medical Center will primarily offer treatments using a proton beam therapy system, which treatments are designed to be non-invasive and usually do not require hospitalization. As a result, the Beijing Proton Medical Center will not require the use of as many patient beds as the Chang’an CMS International Cancer Center. In addition, the proton beam therapy system occupies a much larger installation area than the radiotherapy and diagnostic imaging equipment that is to be used in the Chang’an CMS International Cancer Center, which reduced physical areas for licensed beds that can be made available in the Beijing Proton Medical Center.

The framework agreement contemplates that we are to invest equity capital to the Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., Hong Kong Jian Chang Group Ltd. and China-Japan Hospital. We will then obtain approximately 93.0% of the equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., or Beijing Century Friendship, which will in turn own approximately 55.0% of the Beijing Proton Medical Center. The remaining approximately 7.0% of the equity interest in Beijing Century Friendship will be owned by Xi’an Wanjie Changxin Medical Development Co., Ltd., or Xi’an Wanjie Changxin, a subsidiary of Chang’an Information Industry. As a result, we will ultimately own approximately 51.2% of the Beijing Proton Medical Center, with the remaining equity interest owned by Xi’an Wanjie Changxin, Hong Kong Jian Chang Group Ltd. and China-Japan Hospital.

Shanghai Concord Medical Cancer Hospital

In April 2014, we received the relevant government approval for the establishment of Shanghai Concord Medical Cancer Hospital, or Shanghai cancer hospital, a 400-bed cancer specialty hospital in Shanghai New Hongqiao International Medical Center. Our Shanghai cancer hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. It plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. We are in the process of finalizing the design and other pre-construction work. The construction is scheduled to start in 2015. The total construction period is expected to be three years.

Guangzhou Concord Medical Cancer Hospital

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Medical Cancer Hospital, a 400-bed specialty hospital in Guangzhou for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong province. In August 2012, Guangzhou Concord Medical Cancer Hospital Co., Ltd. was granted the land usage rights from the local land administrative bureau. We paid RMB25.5 million and RMB27.4 million in 2012 and 2013 respectively for land usage rights. Currently, we are undertaking pre-construction design as well as other preparatory works. The construction is expected to commence during the second half of 2015. In 2013, we have obtained the land use right certificate of Guangzhou Concord Medical Cancer Hospital Co., Ltd.

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

Chang’an Hospital

In June 2012, we acquired 52% equity ownership in Chang’an Hospital, a leading non-public general hospital located in Xi’an, Shaanxi Province. The financial results of Chang’an Hospital was consolidated into our financial results starting from the third quarter of 2012.

In December 2014, we sold the 52% equity interest in Chang’an Hospital and WHT for a total cash consideration of approximately RMB397.9 million (US$64.1 million), in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Financial results from Chang’an Hospital and WHT were reported as discontinued operations for all periods presented.

Free-standing Radiotherapy Cancer Center

In October, 2014, we established a wholly-owned radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds. It will be the first free-standing center in our network and the center is expected to start operations in 2015. The center will be registered as a specialty cancer hospital with required departments, including radiation, imaging, test laboratory, inpatient, and nursing. This center will apply to join the local social insurance coverage. This free-standing center facility is an important step of our broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis centers in the future.

Concord Cancer Hospital (Singapore)

In April 2015, we acquired 100% of the equity interest in Fortis Surgical Hospital from Fortis Healthcare International and intend to start the application to Singapore’s Ministry of Health to change the Forties Surgical Hospital name into Concord Cancer Hospital and to add more medical specialties (e.g. oncology, cardiology, respiratory, dermatology, renal medicine, endocrinology and radiotherapy) and build Concord Cancer Hospital into a platform for high-end medical treatment institution that includes academic research and cooperation for the Singapore patients as well as for patients coming from China, so as to extend our overseas business.

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

Accounting and Payment Collection

Our hospital partners are responsible for patient billing and fee collections and for delivering to us our contracted percentage of medical fees based on our arrangements with them. We typically hire accounting personnel at each of our centers who are in charge of keeping books and records as to the revenues and expenses of the center. We reconcile the accounting records for each center in our network with our hospital partners periodically. After the revenue net of specified operating expenses of a center is agreed upon between us and our hospital partner, we will bill our hospital partner for our portion of the revenue determined based on our contracted percentage. Our hospital partners will then go through their internal approval process, which usually takes about 45 days from the time of billing before making payments to us. We have implemented accounting procedures at each of the centers in our network, and perform periodic reviews to ensure that such activities are properly conducted. For our specialty cancer hospitals, we are responsible for patient billing and fee collection.

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

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Adam Jigang Sun, our CIO and chairman of the committee, Dr. Jianyu Yang, Dr. Zheng Cheng, Mr. Yaw Kong Yap and two rotating regional directors. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

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

On August 29, 2008, the SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used. This notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of SAFE Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On August 4, 2014, SAFE issued SAFE Circular 36 that launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, an ordinary foreign-invested enterprise in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in SAFE Circular 36.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, several of our shareholders who are residents in the PRC and are subject to the requirements of making registration with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — Relevant PRC foreign exchange rules may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

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

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,931 square meters, pursuant to lease agreements entered into in January 2012 each with a term of three years started from May 2012. The following table sets forth our other leased properties as of the date of this annual report:

D.	Property, Plant and Equipment

Location	Size (in square meters)	Expiration Date
Beijing	1930	May 2015
Shanghai	24	October 2015
Shanghai	342	April 2016
Shenzhen	522	December 2015

The centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the center. We established a specialty cancer hospital in Xi’an Chang’an CMS International Cancer Center, that is majority owned by us and have entered into an agreement to establish and operate another specialty cancer hospital in Beijing, Beijing Proton Medical Center, that is to be majority owned by us. Chang’an CMS International Cancer Center has a gross floor area of approximately 12,000 square meters and Beijing Proton Medical Center has a planned gross floor area of approximately 12,700 square meters. We expect to obtain the land use rights for properties occupied by Beijing Proton Medical Center. For additional information on our centers and specialty cancer hospitals, please see “—Our Network of Centers and Specialty Cancer Hospitals.”

We owned the following primary medical equipment as of December 31, 2014, which are located in the various centers across our network:

Number of primary medical equipment owned(1) :
Linear accelerators	28
Head gamma knife systems	24
Body gamma knife systems	13
PET-CT scanners	18
MRI scanners	26
Others(2)	26

Total	135

(1)	Excluding data from four centers under service-only agreements as of December 31, 2014.

(2)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. Most of the centers in our network are established through long-term lease and management services arrangements typically ranging from five to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners. In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million. After this acquisition, the results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012. In December 2014, we sold the 52% equity interest in Chang’an Hospital and WHT for a total cash consideration of approximately RMB397.9 million (US$64.1 million), in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Financial results from Chang’an Hospital and WHT prior to the disposal were reclassified as “net income from discontinued operations” in the consolidated statements of comprehensive income.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 136 as of December 31, 2012 to 142 as of December 31, 2013 and we held 139 centers as of December 31, 2014. Our total net revenues increased to RMB606.9 million (US$97.8 million) in 2014 from RMB563.1 million in 2013 and RMB455.7 million in 2012, due primarily to business expansion and patient volume growth.

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

Our Ability to Expand Our Network of Centers

As of December 31, 2014, our network comprised 139 centers based in 80 hospitals, spanning 56 cities across 25 provinces and administrative regions in China. Our ability to expand our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new centers through entering into new arrangements with hospital partners or acquisitions from third parties and we expect this to continue to be the key driver for our future growth. Each additional center that we develop increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, new centers developed through our entering into new arrangements with hospital partners generally involve a ramp-up period during which time the operating efficiency of such centers may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional centers through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from centers established through acquisitions. Further, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network. Our ability to expand our network will depend on a number of factors, such as:

•	the reputation of our existing network of centers and doctors providing services in our network of centers;

•	our financial resources;

•	our ability to timely establish and manage new centers in conjunction with our hospital partners; and

•	our relationship with our hospital partners.

In 2012, we added 10 new centers to our network, of which three were under lease and management services arrangements, and seven were under service-only agreements. We closed five centers in 2012 after their contract expired. In 2013, we added 14 new centers to our network, of which six were under lease and management services arrangements. We closed six centers in 2013. In 2014, we added six new centers to our network, all of which were under lease agreement services arrangements. We closed 11 centers in 2014.

The Number of Patient Cases Treated in Our Network

Increasing the number of patient cases diagnosed and treated at our existing centers and hospital is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network based on factors such as the reputation of the center, the location of the center and the reputation of the doctors who provide services in the center. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers. There is also typically a ramp-up period for newly established centers during which time acceptance by doctors and patients of such new centers gradually pick up and the number of patient cases increase. The numbers of our treatment and diagnostic patient cases were 29,791 and 323,757 in 2014, respectively, representing 6.5% decrease and 2.0% increase from 2013, respectively.

The Operational Arrangements with Our Hospital Partners

The majority of our total net revenues is derived from our lease and management services arrangements with our hospital partners which typically range from five to 20 years and under which we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in certain circumstances, are fixed for the duration of the arrangement. In the event that specified operating expenses exceed the revenues of the center, we would collect no revenues from such center. As a result, our ability to negotiate a higher contracted percentage and our ability to contain operating expenses will have a significant effect on our revenues and profitability.

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

Financial Impact of Our Acquisitions and Disposals

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

In December 2014, we sold the 52% equity interest in Chang’an Hospital and WHT for a total cash consideration of approximately RMB397.9 million (US$64.1 million), in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Financial results from Chang’an Hospital and WHT were reported as discontinued operations for all periods presented.

Revenues

All of our revenues generated from our network are directly related to the number of patient cases treated in our network. We receive a contracted percentage of each center’s revenue net of specified operating expenses. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the centers. The specified operating expenses of centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Corporate level expenses that cannot be directly attributable to one center are typically accounted for as our cost of revenues. In addition, under certain lease and management services arrangements with our hospital partners, certain of the center-incurred expenses may be accounted for as our cost of revenues rather than as the expenses of the centers. Our contracted percentages typically range from 50% to 90% and are typically adjusted on a declining scale over the term of the arrangement. Revenues derived from such centers are accounted for as “lease and management services” on our consolidated statement of operation.

We also provide management services to a limited number of centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each center equal to a contracted percentage of the center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2014, we managed four centers under service-only agreements.

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

In the past, we have recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB3.1 million, RMB3.1 million and RMB2.3 million (US$0.4 million) as of December 31, 2012, 2013 and 2014, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2012, 2013 and 2014, net revenue derived from our top five hospital partners amounted to approximately 22.9%, 24.1% and 22.5%, respectively, of our total net revenues. Our largest hospital partner accounted for 6.9%, 5.6% and 6.4%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of centers	Aggregate revenues in 2014		Percentage to total revenues
		RMB’000	US$’000
2015	8	30,230	4,872	5.6%
2016	9	41,439	6,679	7.6%
2017	18	70,508	11,364	12.9%
2018	13	62,680	10,102	11.5%
2019	14	63,826	10,287	11.7%
Total	62	268,752	43,315	49.3%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues	164,523	36.1	217,655	38.7	274,562	44,251	45.2

Gross profit	291,128	63.9	345,469	61.3	332,321	53,562	54.8
Operating expenses:
Selling expenses(1)	53,911	11.8	104,667	18.6	95,096	15,327	15.7
General and administrative expenses (1)	61,106	13.4	84,506	15.0	53,576	8,635	8.8
Asset impairment	3,360	0.7	—	—	—	—	—
Other operating income	(9,185)	-2.0	—	—	—	—	—

Total operating expenses	109,193	23.9	189,173	33.6	148,672	23,962	24.5

(1)	Our selling expenses included share-based compensation in the amount of RMB2.3 million, RMB2.3 million and RMB0.7 million (US$0.1 million) in 2012, 2013 and 2014, respectively, which was related to certain share options granted in 2009, 2011 and 2014. Our general and administrative expenses included share-based compensation expenses in the amount of RMB6.8 million, RMB6.5 million and RMB6.6 million (US$1.1 million) in 2012, 2013 and 2014, respectively, which was related to certain share options granted in 2009, 2011 and 2014. We did not grant any share options under our 2008 share incentive plan in 2012 and 2013. We granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares, respectively, on February 18, 2014, July 1, 2014 and August 1, 2014. We also granted options to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share on February 18, 2014.

Cost of Revenues. Our cost of revenues for network business primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in our network of centers and other costs, including material cost of disposal medical supplies. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. Our amortization of acquired intangibles in connection with the OMS reorganization, the acquisition of China Medstar, Tianjin Kangmeng Radiology Equipment Management Co., Ltd., and other businesses was RMB28.7 million, RMB29.7 million and RMB23.1 million (US$3.7 million) in 2012, 2013 and 2014, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB17.7 million and RMB7.6 million annually between 2015 and 2019.

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and specialty cancer hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses increased in absolute amount from 2012 to 2013 as a result of increased efforts to expand our network of centers and our specialty cancer hospitals. Selling expenses decreased in absolute amount from 2013 to 2014 due to decreased advertising, reception, entertainment and conference expense. We expect our selling expenses to change to increase in absolute amount in the future, in line with the expansion of our network and the growth in our total net revenues. Our selling expenses include share-based compensation, RMB2.3 million in 2012, RMB2.3 million in 2013 and RMB0.7 million (US$0.1 million) in 2014.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2012, 2013 and 2014 that amounted to RMB6.8 million, RMB6.5 million and RMB6.6 million (US$1.1 million), respectively. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network of centers and the growth in our total net revenues.

Asset Impairment. Our asset impairment was RMB3.4 million, nil and nil for the year ended December 31, 2012, 2013 and 2014.

Other Operating Income. Our other operating income was RMB9.2 million, nil and nil for the year ended December 31, 2012, 2013, and 2014.

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

On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 and November 26, 2011 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase a total of 4,765,800 ordinary shares at exercise prices of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2012 and 2013. On February 18, 2014, we granted options to purchase 3,479,604 shares at an exercise price of US$2.037 per share. We also granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares on February 18, 2014, July 1, 2014 and August 1, 2014, respectively, to certain directors, officers and employees.

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

United States

We did not have any assessable profits subject to the United States profits tax in 2012. Following our acquisition of 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center in December 2012, we had assessable profits subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) in 2013 and 2014.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2012, 2013 and 2014. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

We did not have any assessable profits subject to the Singapore profits tax 2012, 2013 and 2014. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.

People’s Republic of China

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The EIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Our PRC subsidiaries are subject to the tax rate of 25% since 2012.

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

For the years ended December 31, 2012, 2013 and 2014, the revenue from lease and management services amounted to RMB412.3 million, RMB498.6 million and RMB511.6 million (US$82.5 million), respectively.

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

For the years ended December 31, 2012, 2013 and 2014, revenue from management services amounted to RMB11.9 million, RMB15.7 million and RMB37.7 million (US$6.1 million), respectively. For the years ended December 31, 2012, 2013 and 2014, the revenue from technical services amounted to RMB10.2 million, RMB13.2 million and RMB20.8 million (US$3.3 million), respectively.

iii.	Direct financing lease income

Pursuant to ASC 840, we record revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2012, 2013 and 2014, we had financing lease income of RMB19.7 million, RMB33.6 million and RMB29.3 million (US$4.7 million), net of taxes, respectively.

iv.	Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition (“ASC 605”), we record revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2012, 2013 and 2014, we had medical equipment sales of RMB1.5 million, RMB2.0 million and RMB7.6 million (US$1.2 million), respectively.

Cost of revenue

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

The following table sets forth our account receivables by age and pay or type as of the date indicated:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB’000
Accounts receivable	199,904	40,653	20,323	6,411	267,291
Allowance for doubtful accounts	—	—	(700)	(1,581)	(2,281)
Accounts receivable, net	199,904	40,653	19,623	4,830	265,010

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In accordance with ASC 350, Intangibles, Goodwill (“ASC 350”), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. In accordance with ASC 350, we assign and assess goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2014, goodwill was derecognized as result of the disposal of Chang’an Hospital.

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

Segment reporting

For the years ended December 31, 2012 and 2013, we had two operating segments, including network and hospital. After the disposal of Chang’an Hospital on December 18, 2014, revenue contribution of which was recorded as discontinued operations in the financial statements for all the periods presented, we are only engaged in network business.

Information reported to our chief operating decision maker (“CODM”) for the purpose of resources allocation and performance assessment, focuses on the operating results of network business which is our sole operating segment. Accordingly, no operating segment information is presented.

As substantially all our long-lived assets (mainly including property, plant and equipment) and revenues are in and derived from the PRC, no geographical segments are presented.

Discontinued operations

We early adopted ASU2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity for the year ended December 31, 2014, pursuant to which, when a component of an entity has been disposed of and the component represents a strategic shift that has or will have a major effect on an entity’s operations and financial results, the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by us was RMB33.7 million (US$5.4 million) as at December 31, 2014.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Concord Medical
	Year Ended December, 31
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data
Revenues, net of business tax, value-added tax and related surcharges	455,651	563,124	606,883	97,813
Cost of revenues	(164,523)	(217,655)	(274,562)	(44,251)
Gross profit	291,128	345,469	332,321	53,562
Operating expenses:
Selling expenses(1)	(53,911)	(104,667)	(95,096)	(15,327)
General and administrative expenses(2)	(61,106)	(84,506)	(53,576)	(8,635)
Asset impairment	(3,360)	—	—	—
Other operating income	9,185	—	—	—

Operating income	181,936	156,296	183,649	29,600
Interest expense	(12,452)	(36,884)	(53,470)	(8,618)
Foreign exchange (losses) gains, net	(117)	784	9,585	1,545
Gain (loss) from disposal of property, plant and equipment	4,432	(1,235)	(3,955)	(637)
Interest income	5,853	9,828	21,208	3,418
Changes in fair value of derivatives	—	—	2,605	420
Equity pick up of equity investee	1,790	13,470	13,911	2,242
Other (expense) income, net	(307)	2,010	2,113	341

Income from continuing operations before income taxes	181,135	144,269	175,646	28,311
Income tax expenses	(54,249)	(63,838)	(80,850)	(13,032)

Net income from continuing operations	126,886	80,431	94,796	15,279
Net income from discontinued operations	7,594	10,765	25,476	4,106

Net income	134,480	91,196	120,272	19,385

Net income (loss) attributable to non-controlling interests	3,649	5,303	(4,437)	(715)
Net income attributable to ordinary shareholders	130,831	85,893	124,709	20,100

Earning (loss) per share – basic / diluted	0.95	0.64	0.92	0.15
Earning (loss) per ADS – basic / diluted	2.84	1.92	2.76	0.45

(1)	Our selling expenses included share-based compensation of RMB2.5 million in 2010, RMB2.4 million in 2011, RMB2.3 million in 2012, RMB2.3 million in 2013 and RMB0.7 million (US$0.1 million) in 2014.
(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2010, 2011, 2012, 2013 and 2014 of RMB7.0 million, RMB6.9 million, RMB6.8 million, RMB6.5 million and RMB6.6 million (US$1.1 million), respectively.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Total Net Revenues. Our total net revenues increased by 7.8% to RMB606.9 million (US$97.8 million) for the year ended December 31, 2014 from RMB563.1 million for the year ended December 31, 2013, primarily due to the increased revenue contributions from diagnostic equipment patients.

Cost of Revenues. Total cost of revenues increased by 26.1% to RMB274.6 million (US$44.3 million) for the year ended December 31, 2014 from RMB217.7 million for the year ended December 31, 2013, primarily due to the increased network depreciation expenses from the new centers.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 3.8% to RMB332.3 million (US$53.6 million) for the year ended December 31, 2014 from RMB345.5 million for the year ended December 31, 2013. Our gross margin decreased to 54.8% for the year ended December 31, 2014 from 61.3% for the year ended December 31, 2013 primarily due to the increase of depreciation expenses in relation to our new centers.

Operating Expenses. Our operating expenses decreased by 21.4% to RMB148.7 million (US$24.0 million) for the year ended December 31, 2014 from RMB189.2 million for the year ended December 31, 2013 primarily due to the decrease of selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses decreased by 9.1% to RMB95.1 million (US$15.3 million) for the year ended December 31, 2014 from RMB104.7 million for the year ended December 31, 2013. Selling expenses as a percentage of total net revenues decreased to 15.7% for the year ended December 31, 2014 from 18.6% for the year ended December 31, 2013. The decrease was mainly due to decreased advertising, reception, entertainment and conference expenses.

General and Administrative Expenses. Our general and administrative expenses decreased by 36.6% to RMB53.6 million (US$8.6 million) for the year ended December 31, 2014 from RMB84.5 million for the year ended December 31, 2013. This decrease was primarily due to the collection of bad debt and decreased office expenses.

Operating Income. As a result of the foregoing, our operating income was RMB183.6 million (US$29.6 million) for the year ended December 31, 2014 as compared to RMB156.3 million for the year ended December 31, 2013.

Interest Expense. Our interest expense increased by 45.0% to RMB53.5 million (US$8.6 million) for the year ended December 31, 2014 from RMB36.9 million for the year ended December 31, 2013, mainly due to the increase of bank borrowing during the year.

Foreign Exchange Loss/Gain. Our foreign exchange gain increased significantly to RMB9.6 million (US$1.5 million) for the year ended December 31, 2014 from RMB0.8 million for the year ended December 31, 2013 primarily because of the changes of foreign exchange rate during the year.

Interest Income. Our interest income increased significantly to RMB21.2 million (US$3.4 million) for the year ended December 31, 2014 from RMB9.8 million for the year ended December 31, 2013. This increase was due primarily to the RMB80.0 million increase of restricted cash deposited in bank for loans.

Income Tax Expenses. Our income tax expenses increased by 26.6% to RMB80.9 million (US$13.0 million) for the year ended December 31, 2014 from RMB63.8 million for the year ended December 31, 2013. This increase was due primarily to the accrual of withholding tax and FIN 48 income tax expenses.

Net income from discontinued operations. We recorded net income from discontinued operations of RMB25.5 million (US$4.1 million) for the year ended December 31, 2014 and RMB10.8 million for the year ended December 31, 2013. The net income from discontinued operations was attributable to income generated from Chang’an Hospital and WHT and we will not record net income from discontinued operations in fiscal year 2015.

Net Income. As a result of the foregoing, our net income increased by 31.9% to RMB120.3 million (US$19.4 million) for the year ended December 31, 2014 from RMB91.2 million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Total Net Revenues. Our total net revenues increased by 23.6% to RMB563.1 million for the year ended December 31, 2013 from RMB455.7 million for the year ended December 31, 2012, primarily because of contribution from newly opened centers.

Cost of Revenues. Total cost of revenues increased by 32.3% to RMB217.7 million for the year ended December 31, 2013 from RMB164.5 million for the year ended December 31, 2012. This increase was primarily due to the increase of depreciation expenses in relation to our new centers.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 18.7% to RMB345.5 million for the year ended December 31, 2013 from RMB291.1 million for the year ended December 31, 2012. Our gross margin decreased to 61.3% for the year ended December 31, 2013 from 63.9% for the year ended December 31, 2012 primarily due to the increase of depreciation expenses.

Operating Expenses. Our operating expenses increased by 73.2% to RMB189.2 million for the year ended December 31, 2013 from RMB109.2 million for the year ended December 31, 2012 primarily due to the increase of selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses increased by 94.1% to RMB104.7 million for the year ended December 31, 2013 from RMB53.9 million for the year ended December 31, 2012. This increase in our selling expenses was primarily due to a significant increase in advertising and travel expenses.

General and Administrative Expenses. Our general and administrative expenses increased by 38.3% to RMB84.5 million for the year ended December 31, 2013 from RMB61.1 million for the year ended December 31, 2012. This increase was primarily due to the increase of compensation expenses.

Operating Income. As a result of the foregoing, our operating income was RMB156.3 million for the year ended December 31, 2013 as compared to RMB181.9 million for the year ended December 31, 2012.

Interest Expense. Our interest expense increased significantly to RMB36.9 million for the year ended December 31, 2013 from RMB12.5 million for the year ended December 31, 2012, mainly due to the increase of bank borrowing during the year.

Foreign Exchange Loss/Gain. Our foreign exchange gain was RMB0.8 million for the year ended December 31, 2013 as compared to a net loss of RMB0.1 million for the year ended December 31, 2012 primarily due to the changes of foreign exchange rate during the year.

Interest Income. Our interest income increased significantly to RMB9.8 million for the year ended December 31, 2013 from RMB5.9 million for the year ended December 31, 2012. This increase was due primarily to the RMB138.1 million increase of restricted cash deposited in bank for loans.

Income Tax Expenses. Our income tax expense increased by 17.7% to RMB63.8 million for the year ended December 31, 2013 from RMB54.2 million for the year ended December 31, 2012. This increase was due primarily to the accrual of withholding tax and FIN 48 income tax expenses.

Net income from discontinued operations. We recorded net income from discontinued operations of RMB10.8 million for the year ended December 31, 2013 and RMB7.6 million for the year ended December 31, 2012. The net income from discontinued operations was attributable to income generated from Chang’an Hospital and WHT and we will not record net income from discontinued operations in fiscal year 2015.

Net Income. As a result of the foregoing, our net income decreased by 32.2% to RMB91.2 million for the year ended December 31, 2013 from RMB134.5 million for the year ended December 31, 2012.

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

We had net current assets of RMB693.9 million (US$111.8 million) as of December 31, 2014. As of December 31, 2014, we had RMB478.7 million (US$77.2 million) in cash, RMB322.1 million (US$51.9 million) in short-term borrowings outstanding, of which RMB307.1 million (US$49.5 million) was secured by restricted cash deposited in local banks, and RMB581.7 million (US$93.8 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of which RMB152.5 million (US$24.6 million) was secured by restricted cash deposited in local banks. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In September 2013, Medstar (Shanghai) Leasing Co., Ltd, or Shanghai Medstar entered into a short-term loan agreement of RMB15.0 million with HSBC Bank (China) Company Limited. The borrowings contained restrictive covenants requiring the maintenance of tangible net worth of RMB600.0 million and RMB1,350.0 million by Shenzhen Aohua Medical Services Company Limited, or Aohua Medical and Concord Medical Services Holdings Limited, a total liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.7 times at all time by Shanghai Medstar, a total liability and contingent liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.5 times, 0.5 times and 0.55 times by Shanghai Medstar, Aohua Medical and Concord Medical Services Holdings Limited and a total loan to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.7 times at all time by Shanghai Medstar.

In December 2012 and November 2013, Concord Medical Services Holdings Limited entered into a short-term loan agreement of USD16.5 million and USD16.5 million with HSBC Bank (Hong Kong) Company Limited, respectively, secured by restricted cash deposited in HSBC Bank (China) Company Limited, which are used for the investment of MD Anderson Cancer Center Proton Therapy Center. The loans are with interest rate of LIBOR +1.75% and LIBOR +1%, respective, and have been renewed on a yearly basis.

In September 2014, Concord Medical Services Holdings Limited entered into a long-term loan agreement with HSBC Bank (Hong Kong) Company Limited, whereby we are entitled to borrow a loan of US$25 million. We drew down of USD12.1 million, a long-term loan agreement of USD3.9 million and a long-term loan agreement of USD1.0 million, in September 2014, October 2014 and December 2014, respectively, the loans were secured by restricted cash deposited in HSBC Bank (China) Company Limited for dividend payment that bearing an interest rate of LIBOR/HIBOR+1%, and were used to pay dividend. As of December 31, 2014, we had an outstanding balance of US$17.0 million, which will be due in September 2016.

In July 2014, Aohua Medical entered into a long-term loan agreement of RMB66.0 million with China Construction Bank Limited that bearing an interest rate of 6.75%. As of December 31, 2014, we had an outstanding balance of RMB66.0 million, which will be due in July 2017.

In July 2013, Cyber entered in to a long-term agreement with Ping’an Bank for general working capital purpose, we drew down US$3.0million and US$4.6 million in July and September 2013, respectively, with a term of two years and fixed annual interest rate of 3.11%. As of December 31, 2014, we had an outstanding balance of US$7.6 million, of which US$3.0 million will be due in July 2015 and US$4.6 million in September 2015, respectively.

In December 2012, Ascendium Group Limited entered into a short-term loan agreement with Agricultural Bank Of China Limited, Hong Kong Branch, whereby we are entitled to borrow a secured loan of US$18.0 million for general working capital purposes. We drew down US$16.5.0 million in December 2012 under the loan commitment, with a floating annual interest rate of LIBOR/HIBOR +1.4%. As of December 2013, we had renewed the term of the loan agreement to maximum up to 3 years with a floating annual interest rate of LIBOR/HIBOR +2%. As of December 31, 2014, we had an outstanding balance of US$16.5 million, which will be due in December 2016.

IFC loan

On February 18, 2014, we borrowed from International Finance Corporation (“IFC”) a loan of a principal amount of US$20 million which is repayable on October 15, 2018 and April 15, 2019 by two equal installments. The loan gives IFC the right to convert the loan in whole or in part, at any time prior to the fifth anniversary of the date of the disbursement of the loan, into ADSs of our Company at the conversion price in effect at such time. The conversion price is initially set at US$6.90 per ADS subject to adjustments as set forth in the loan agreement. The conversion and other features (i.e. the redemption option upon certain contingencies, step down interest feature), which are not clearly and closely related to the debt host contract, are bifurcated and accounted for as a compound derivative.

At inception, the fair value of the host debt instrument amounted to RMB87.8 million (US$14.1 million) was recorded as a long term bank borrowing in the consolidated balance sheet. The host debt instrument is accreted to the redemption value on the maturity date using the effective interest method. The compound derivatives are accounted for as a liability at fair value for each reporting period.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	259,515	259,033	490,381	79,036
Net cash (used in) generated investing activities (1)	(659,290)	(133,540)	287,055	46,265
Net cash generated from (used in) financing activities	255,932	77,722	(579,144)	(93,341)
Exchange rate effect on cash	147	4,436	(2,643)	(427)
Net (decrease) increase in cash	(143,696)	207,651	195,649	31,533
Cash at beginning of the year	219,078	75,382	283,033	45,617
Cash at end of the year	75,382	283,033	478,682	77,150

(1)	Net cash used in investing activities in 2012 and 2013 included acquisitions, net of cash acquired, of RMB223.4 million and nil, respectively. Net cash generated from investing activities in 2014 includes disposals, net of cash disposed, of RMB280.1 million.

Net Cash Generated from Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners and cash payments that we made in connection with establishing new centers.

Net cash generated from operating activities was RMB490.3 million (US$79.0 million) for the year ended December 31, 2014 consisting primarily of cash received from hospital partners.

Net cash generated from operating activities was RMB259.0 million for the year ended December 31, 2013 consisting primarily of cash received from hospital partners.

Net cash generated from operating activities was RMB259.5 million for the year ended December 31, 2012 consisting primarily of cash received from hospital partners.

Net Cash (Used in) Generated From Investing Activities

Net cash generated from investing activities for the year ended December 31, 2014 was RMB 287.1 million (US$46.3 million), consisting primarily of cash generated from disposal of Chang’an Hospital and WHT.

Net cash used in investing activities for the year ended December 31, 2013 was RMB133.5 million consisting primarily of acquisition of property, plant and equipment and deposit for property, plant and equipment.

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

Net Cash Generated from (Used in) Financing Activities

Net cash used in financial activities for the year ended December 31, 2014 was RMB579.1 million (US$93.3 million), primarily consisting (i) dividends paid to ordinary shareholders of RMB453.6 million (US$73.1 million) and repayment of long-term and short term bank borrowings of RMB383.9 million (US$61.9 million), which was partially offset by proceeds received from long-term bank borrowings of RMB291.9 million (US$47.0 million).

Net cash generated from financing activities for the year ended December 31, 2013 was RMB77.7 million. Net cash generated from financing activities for the year ended December 31, 2013 was due primarily to bank borrowing.

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

Acquisitions and Capital Expenditures

In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million.

In December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center for a total consideration of approximately RMB201.2 million.

In 2012, 2013 and 2014, our capital expenditures totaled RMB284.7 million, RMB148.6 million and RMB109.9 million (US$17.7 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditure in 2014 consisted primarily of medical equipment, and decreased by RMB38.7 million as compared to 2013 because we opened fewer centers in 2014.

We estimate that our expected aggregate capital expenditures in 2015 will be approximately RMB300 million to RMB500 million, which we will use mainly for the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the establishment of free-standing radiotherapy cancer centers and our premium specialty cancer hospitals.

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

Recent accounting pronouncement

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for us in the first quarter of fiscal 2015. We have early adopted the standard in the year ended December 31, 2014.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

Intellectual Property

We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for and obtained the registration of our trademark “Medstar” in October 2009 and in total other nine trademarks, including “Concord Medical”, in 2012, 2013 and 2014, to protect our corporate name. We also own the rights to 178 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not directly dependent upon any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Company—We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.” As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Total	Less than 1 year	1-3 years	More than 3 years
	RMB	RMB	RMB	RMB
	(in thousands)
Long-term debt obligations	581,712	246,233	245,930	89,549
Capital lease obligations	400	—	—	400
Operating lease obligations	73,419	9,845	7,574	56,000
Purchase obligations	30,663	30,663	—	—

Total	685,794	286,741	253,504	145,549

Our short- and long-term debt obligations as of December 31, 2014 represent bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2014 had a weighted average interest rate of 1.96 % per annum. Our long-term bank borrowing outstanding as of December 31, 2014 had a weighted average interest rate of 3.91% per annum.

As of December 31, 2014, we had RMB322.1 million (US$51.9 million) in short-term borrowings outstanding, of which RMB307.1 million (US$49.5 million) was secured by restricted cash deposited in local banks, and RMB581.7 million (US$93.8 million) in long-term borrowings outstanding, of which RMB152.5 million (US$24.6 million) was secured by restricted cash deposited in local bank, including the current portion of such long-term borrowings outstanding.

As of December 31, 2014, our operating lease obligations for 2015, 2016, 2017 and 2018 and thereafter are RMB9.8 million (US$1.6 million), RMB4.1 million (US$0.7 million), RMB3.5 million (US$0.6 million) and RMB56.0 million (US$9.0 million) respectively.

As of December 31, 2014, we had purchase obligations for certain medical equipment that amounted to RMB30.7 million (US$4.9 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	43	Chairman, chief executive officer
Zheng Cheng	51	Director and president
Jing Zhang	50	Chief operating officer
Yaw Kong Yap	50	Chief financial officer
Adam Jigang Sun	47	Chief investment officer
Zhe Yin	40	Director
Tian Ji	33	Director
Denny Lee	47	Independent director
Weibo Yin	83	Independent director
Yongjun Li	46	Independent director

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

Dr. Zheng Cheng has served as our president since November 2011 and had served as our chief operating officer from 2008 until March 2015, and remains to be a director. He served as co-chairman of the board from 2008 to 2011. Dr. Cheng was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Dr. Cheng served as division chief of steel products of China National Defense Military Material General Company from 1992 to 1996 and military physician in the Department of Cerebral Surgery of the Beijing Air Force General Hospital from 1986 to 1992 and in the No. 1 Field Clinic of Yunnan Laoshan Frontier in 1986. Dr. Cheng received his bachelor’s degree in clinical neurosurgery from the First Military Medical University of the People’s Liberation Army of China in 1986. Dr. Cheng is a qualified clinical surgeon in China.

Mr. Jing Zhang had served as our chief administrative officer from November 2011 until March 2015 and has been serving as our chief operating officer since then. He served as a director and executive president from 2008 to 2011. Mr. Zhang was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Mr. Zhang was in charge of research and development at the Institute of Chemistry of Beijing Timber General Co., Ltd. from 1987 to 1996. Mr. Zhang received a bachelor’s degree in polymer chemistry from the Beijing Institute of Chemical Technology in 1987.

Mr. Yaw Kong Yap had served as a senior vice president from 2008 until July 2014 and has been serving as our chief financial officer since then. He served as a director and financial controller of our company from 2008 to 2011. Mr. Yap joined China Medstar in 2005 and served as its chief financial officer prior to our acquisition of China Medstar. Prior to joining China Medstar, Mr. Yap served as the chief executive officer of Advanced Produce Centre Development Pte, Ltd., a Singapore real estate company, from 2003 to 2005, the chief financial officer of Global Fruits Pte Limited from 1999 to 2003, the regional financial controller of America Air Filtration Asia from 1996 to 1998 and the financial controller of Chevalier International (USA) Ltd. from 1991 to 1996. Mr. Yap received a bachelor’s degree from Indiana University of Pennsylvania in the United States in 1990. Mr. Yap is Certified Public Accountant in the United States.

Mr. Adam Jigang Sun had served as our chief financial officer from September 2011 until July 2014 and has been serving as our chief investment officer since then. Prior to joining our company, Mr. Sun was the chief financial officer of a subsidiary of Asia Pacific Medical Group from January to September 2011. Mr. Sun was the vice president of corporate development of China Ritar Power Corp., a publicly traded battery manufacturer in 2010. Mr. Sun served as the chief financial officer of Shijiazhuang Gongda Chemical Engineering Equipment Co., Ltd. from 2008 to 2010. Mr. Sun co-founded IA Exchange, Inc., a financial advisory firm in 2004, and led the company till 2008. Mr. Sun received his master of business administration degree from the University of Chicago Booth School of Business in 1998 and his bachelor of arts degree in English from China Foreign Affairs College in 1990.

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

Mr. Tian Ji has served as a director of our company since December 2013. Mr. Ji is currently the partner of Wisdomont Asset Management which is a private equity firm focusing on healthcare investment. From 2012 to 2013, Mr.Ji was managing director and deputy general manager of Gopher Asset Management. Before joining Gopher Asset, Mr. Ji was the head of managed accounts department of AXA SPDB Investment Managers. From 2009 to 2011, Mr. Ji worked in at Wanjia Asset Management, covering equity research and macro economy research. From 2006 to 2009, Mr. Ji worked at the equity derivatives department of ABN AMRO Bank. Mr. Ji received a master degree of business management in Fudan Management School and a bachelor degree of mathematics in Fudan University. Mr. Ji is a holder of Chartered Financial Analyst (CFA).

Mr Denny Lee has served as an independent non-executive director of our company since December 2009. Mr Lee currently serves as an independent non-executive director on the board of Netease.com Inc, one of the China’s leading internet and online game service providers, which is listed on the NASDAQ Global Select Market. Mr Lee was the chief financial officer of Netease.com Inc., from 2002 to 2007. Prior to joining Netease.com Inc, Mr Lee worked in the Hong Kong office of KPMG for more than ten years. Mr Lee also serves as independent non-executive director and the chairman of the audit committee of the following companies, Qunar Cayman Islands Limited, a Chinese search-based online travel company, which is listed on the NASDAQ Global Market; New Oriental Education & Technology Group Inc., the provider of private education services in China, which is listed on the New York Stock Exchange; and China Metal Resources Utilization Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr Lee graduated from the Hong Kong Polytechnic University and was awarded the Professional Diploma in Accounting in November 1990. He is a fellow of The Chartered Association of Certified Accountants and an associate member of The Hong Kong Institute of Certified Public Accountants.

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

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation to all of our directors and our executive officers was RMB4.8 million (US$0.8 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2014 for pension, retirement or other similar benefits to our directors and our executive officers.

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

        Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan upon the adoption of the plan. On November 26, 2011, the board of directors and the shareholders authorized the issuance of additional 5,101,968 ordinary shares under the 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors, including 288,700 ordinary shares to Mr. Jianyu Yang, 288,700 ordinary shares to Mr. Zheng Cheng, 264,400 ordinary shares to Mr. Steve Sun, 250,000 ordinary shares to Mr. Jing Zhang, 230,000 ordinary shares to Mr. Yaw Kong Yap, 264,400 ordinary shares to Mr. Boxun Zhang, 130,300 ordinary shares to Mr. Denny Lee and 355,884 ordinary shares to Mr. Jigang Sun, and the remainder to other employees. On February 18, 2014, we granted options to purchase 3,479,604 ordinary shares at an exercise price of US$2.037, of which options to purchase an aggregate of 2,439,126 ordinary shares were granted to our executive officers and directors, including 716,310 ordinary shares to Mr. Jiangyu Yang, 716,310 ordinary shares to Mr. Zheng Cheng, 275,250 ordinary shares to Mr. Jing Zhang, 225,204 ordinary shares to Mr. Yaw Kong Yap, 116,283 ordinary shares to Mr. Denny Lee, 69,771 ordinary shares to Mr. Weibo Yin, 69,771 ordinary shares to Mr. Yongjun Li, and 250, 227 ordinary shares to Mr. Adam Jigang Sun, and the remainder to other employees. Such options have an exercise price equal to the price per ordinary share of our initial public offering and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date. On February 18, 2014, July 1, 2014 and August 1, 2014, we granted 1,370,250, 21,132 and 69,564 restricted shares, respectively, of which 116,223 restricted shares to Mr. Jing Zhang, 116,223 restricted shares to Mr. Yaw Kong Yap, 105,657 restricted shares to Mr. Adam Jigang Sun and 1,122,843 restricted shares to other employees. Such restricted shares are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

The following table summarizes, as of December 31, 2014, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price Underlying Outstanding Options (US$/Share)	Restricted Shares	Grant Date	Expiration Date
Mr. Jianyu Yang	288,700	3.7	—	November 27, 2009	November 26, 2017
	716,310	2.037	—	February 18, 2014	February 17, 2022
Mr. Zheng Cheng	288,700	3.7	—	November 27, 2009	November 26, 2017
	716,310	2.037	—	February 18, 2014	February 17, 2022
Mr. Jing Zhang	250,000	3.7	—	November 27, 2009	November 26, 2017
	275,250	2.037	—	February 18, 2014	February 17, 2022
	—	—	116,223	February 18, 2014	February 17, 2022
Mr. Yaw Kong Yap	230,000	3.7	—	November 27, 2009	November 26, 2017
	225,204	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,091	February 18, 2014	February 17, 2022
	—	—	21,132	July 1, 2014	June 30, 2022
Mr. Denny Lee	130,300	3.7	—	November 27, 2009	November 26, 2017
	116,283	2.037	—	February 18, 2014	February 17, 2022
Mr. Weibo Yin	69,771	2.037	—	February 18, 2014	February 17, 2022
Mr. Yongjun Li	69,771	2.037	—	February 18, 2014	February 17, 2022
Mr. Adam Jigang Sun	355,884	2.2	—	September 30, 2011	September 30, 2019
	250,227	2.037	—	February 18, 2014	February 17, 2022
	—	—	105,657	February 18, 2014	February 17, 2022
Other individuals as group	2,835,750	3.7	—	November 27, 2009	November 26, 2017
	1,040,478	2.037	—	February 18, 2014	February 17, 2022
	—	—	1,053,279	February 18, 2014	February 17, 2022
	—	—	69,564	August 1, 2014	July 31, 2022

C.	Board Practices

Committees of the Board of Directors

Board of Directors

We currently have seven directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers. Our employees in our network are generally the operations directors or project managers and the marketing, accounting or administrative personnel of the centers. We had 616, 608 and 601 employees as of December 31, 2012, 2013 and 2014, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2014
	Employees	% of Total
Management	31	5.2
Administration	25	4.2
Financial control	78	13.0
Operation	34	5.7
Marketing	3	0.5
Business development	6	1.0
Centers	424	70.5

Total	601	100.0

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment Agreements.” We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2012, 2013 and 2014 was, RMB12.2 million, RMB30.3 million and RMB12.8 million (US$2.1 million) respectively.

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

In January 2015, our shareholders passed a special resolution authorizing us to (i) re-designate each share issued and outstanding immediately prior to the adoption of our fourth amended and restated memorandum of association as a Class A ordinary share; and (ii) issue a new class of convertible shares as the Class B ordinary shares. The Class B ordinary shares will have different voting rights and conversion features to the Class A ordinary share. The total number of ordinary shares outstanding as of the date of this annual report is 134,836,300 Class A ordinary shares. We plan to exchange Class A ordinary shares held by Morgancreek with Class B ordinary shares at a one-to-one ratio, after which Morgancreek will hold, 59,770,876 Class B ordinary shares, or 44.3% of the combined total outstanding ordinary shares (representing 93.7% of the total voting rights) in our Company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number		%
Directors and Executive Officers:
Jianyu Yang(3)	60,238,654		44.5%
Zheng Cheng(4)	60,238,654		44.5%
Jing Zhang(5)	1,877,698		1.4%
Yaw Kong Yap(6)	851,874		0.6%
Zhe Yin	—		—
Tian Ji	—		—
Weibo Yin		*	*
Yongjun Li		*	*
Denny Lee		*	*
Adam Jigang Sun		*	*
All directors and officers as a group	63,518,367		46.5%

Principal Shareholders:
Morgancreek Investment Holdings Limited(7)	59,770,876		44.3%
Solar Honor Limited(8)	15,379,303		11.4%
Carlyle Entities(9)	13,086,350		9.7%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report. Percentage of beneficial ownership of each listed person is based on 134,836,300 ordinary shares issued and outstanding as of the date of this annual report.
(3)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Yang is a director and indirectly holds 60% of the shares, and by virtue of such relationship may be deemed its beneficial owner, and (ii) 467,778 ordinary shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this annual report.
(4)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Cheng is a director and indirectly holds 40% of the shares, and by virtue of such relationship may be deemed its beneficial owner, and (ii) 467,778 ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.
(5)	Represents (i) 1,529,829 ordinary shares held by, (ii) 318,813 ordinary shares issuable upon excise of share options to, and (iii) 29,056 restricted shares held by, Thousand Ocean Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.
(6)	Represents (i) 541,800 ordinary shares held by, (ii) 286,301 ordinary shares issuable upon excise of share options to, and (iii) 23,773 restricted shares held by, Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.
(7)	Represents 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Yang, holds 60% of the shares of Morgancreek Investment Holdings Limited. Bluestone Holdings Limited a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Cheng, holds 40% of the shares of Morgancreek Investment Holdings Limited. The directors of Morgancreek are Mr. Yang and Mr. Cheng. Mr. Yang and Mr. Cheng have the power to direct Morgancreek Investment Holdings Limited as to the voting and disposition of ordinary shares and ADSs held by Morgancreek Investment Holdings Limited. The address of the principal office of Morgancreek Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represents 14,163,325 ordinary shares and 405,326 ADSs held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Mr. Hao Zhou. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(9)	Represents 12,584,500 and 501,850 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

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

In 2014, we purchase certain medical supplies in the amount of RMB0.5 million (US$0.1 million) from Xi’an Jiangyuan Andike Positron Co., Ltd., of which Shanghai Medstar is a non-controlling shareholder.

As of December 31, 2014, outstanding amount due to related parties were derecognized upon the disposal of Chang’an Hospital.

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

Dividend Policy

We did not declare any dividend in 2012. On January 7, 2014 and July 28, 2014, our Board of Directors declared special cash dividends of US$0.24 per ordinary share (or US$0.72 per ADS)) on and US$0.30 per ordinary share (or US$0.90 per ADS) the Company’s outstanding ordinary shares, respectively. The total amount for the special dividend is approximately US$32.4 million and US$40.6 million, based on the number of ordinary shares outstanding as of September 30, 2013 and March 31, 2014, respectively.

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

Our ADSs, each representing three of our ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 24, 2015 was US$7.13 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2010	10.70	5.60
2011	7.67	3.10
2012	4.95	2.60
2013	5.59	4.00
2014	9.96	5.20
Quarterly:
2012
First quarter	4.02	3.44
Second quarter	3.90	2.60
Third quarter	4.17	2.70
Fourth quarter	4.95	3.66
2013
First quarter	4.35	4.12
Second quarter	4.44	4.00
Third quarter	5.52	4.00
Fourth quarter	5.59	4.95
2014
October	7.72	6.86
November	7.35	6.91
December	6.91	5.87
2015
January	7.69	6.45
February	7.31	6.66
March	5.81	6.92
April (through April 24)	7.13	5.84

As of April 24, 2015, a total of 16,606,332 ADSs representing 49,818,996 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office is in the Cayman Islands is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands KY1-1112.

On January 27, 2015, our shareholders by special resolution adopted our fourth amended and restated memorandum and articles of association, which replaced the third memorandum and articles of association in its entirety. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All references to ordinary shares include the Class A ordinary shares and the Class B ordinary shares.

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing our ordinary shares are issued in the registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder of Class A ordinary shares is entitled to one vote on all matters upon which the Class A ordinary shares are entitled to vote. Each holder of Class B ordinary shares is entitled to ten votes on all matters upon which the Class B ordinary shares are entitled to vote. Each holder is entitled to have the respective number(s) of vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum is required for a meeting of shareholders. Shareholders who hold at least one-third of all our ordinary shares in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative constitutes a quorum. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate at least ten percent of our ordinary shares. At least seven days advanced notice is required prior to convening our annual general meeting and other shareholders meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares to pass.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of such shareholder’s ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send notice of such refusal to both the transferor and transferee. The registration of transfers may, on 14 days’ notice, given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital in connection with the winding up of the company or otherwise (other than in connection with conversion, redemption or purchase of ordinary shares), assets available for distribution to the holders of ordinary shares shall be distributed among them on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time call upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. Ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may under the terms of our fourth amended and restated memorandum and articles of association to be adopted upon the completion of this offering:

•	issue ordinary shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders, on such terms and in such manner as we may, before the issue of such ordinary shares, determine;

•	purchase our own ordinary shares (including any redeemable shares) on such terms and in such manner as we may determine and agree with our shareholders; and

•	make a payment in respect of the redemption or purchase of our own ordinary shares in any manner authorized by the Companies Law, including out of our capital, profits or the proceeds of a fresh issue of ordinary shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the fourth amended and restated memorandum and articles of association; and

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our fourth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our fourth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our fourth amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent there are available authorized but unissued preferred shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of either our chief executive officer or chief financial officer;

•	any anti-takeover action in response to a takeover attempt;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of directors on our board of directors.

Conversion of the Shares

All of the issued and outstanding Class B ordinary shares shall automatically convert into Class A ordinary shares, at a ratio of one Class A ordinary share for each Class B ordinary share, in the event that the total number of issued and outstanding Class B ordinary shares is less than 5% of the total number of ordinary shares issued and outstanding. Any Class B ordinary share that is sold, transferred, assigned or disposed of by a registered holder or beneficial owner of such Class B ordinary share to any person who is not (i) the registered holder or beneficial owner of Class B ordinary shares or (ii) an affiliate of the registered holder or beneficial owner such Class B ordinary share being transferred, assigned or disposed of, such Class B ordinary share shall automatically convert into one Class A ordinary share upon the completion of such transfer, assignment or disposition.

Class A ordinary shares are not convertible under any circumstances.

Difference Between Class A and Class B Ordinary Shares

The difference between the Class A ordinary shares and Class B ordinary shares are the special voting attached to the Class B ordinary shares and the conversion rights as disclosed above.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-

corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2014, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2014, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB32.7 million (US$5.3 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2014, our short-term and long-term bank borrowings, 60% of which were denominated in US Dollar while 40% of which were denominated in Renminbi, had a weighted average interest rate of 1.96% per annum and 3.91% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2014, a 10% change in the interest rates would result in an increase or decrease of RMB5.4 million (US$0.9 million) of our total amount of interest expense for the year ended December 31, 2014. Based on our outstanding interest earning instruments during the year ended December 31, 2014, a 10% change in the interest rates would result in an increase or decrease of approximately RMB2.1 million (US$0.3 million) in our total amount of interest income for the year ended December 31, 2014.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3 % in 2012, 2.6% in 2013 and 2.0% in 2014. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$323,398 and US$318,623 in 2013 and 2014, respectively.

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

As of December 31, 2014, all of the net proceeds from our public offerings had been used. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation with the participation of our management, including our Chief Executive Offer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation, our management has concluded that, as of December 31, 2014, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control-Integrated Framework issued by COSO (2013 framework).

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2014. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

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

	For the Year Ended
	December 31,
	2012	2013		2014
	RMB	RMB	US$	RMB	US$
	(in thousands)
Audit Fees(1)	7,000	7,144	1,180	6,800	1,096
Non Audit Fee(2)	498	—	—
Tax Fee(3)	—	91	15	80	13

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young Hua Ming LLP for the audits of our annual consolidated financial statements.
(2)	Non audit fee is service fee paid to Ernst & Young for due diligence report on The University of Texas MD Anderson Cancer Center Proton Therapy Center in connection with the acquisition of equity interest.
(3)	Tax fee is tax compliance service fee paid to the Houston tax team of Ernst & Young for service provided to US Proton.

The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by a professional party.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2012, 2013 and 2014

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2013 and 2014

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2012, 2013 and 2014.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

Exhibit Number	Description of Document

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

Exhibit Number	Description of Document

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: April 27, 2015

NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated financial statements

Report of Independent Registered Public Accounting Firm	F-2 - F-3
Consolidated Balance Sheets as of December 31, 2013 and 2014	F-4 - F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014	F-7 - F-8
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2012, 2013 and 2014	F-9 - F-10
Notes to the Consolidated Financial Statements	F-11 - F-46

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Medical Services Holdings Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, People’s Republic of China

April 27, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited Concord Medical Services Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Concord Medical Services Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Concord Medical Services Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Concord Medical Services Holdings Limited as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of Concord Medical Services Holdings Limited and our report dated April 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, People’s Republic of China

April 27, 2015

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2013	2014	2014
		RMB	RMB	US$
ASSETS
Current assets:
Cash		283,033	478,682	77,150
Restricted cash, current portion	5	422,140	392,328	63,232
Accounts receivable (net of allowance of RMB3,091 and RMB2,281 (US$368) as of December 31, 2013 and 2014, respectively)	6	313,909	265,010	42,712
Inventories	8	19,717	2,986	481
Prepayments and other current assets (net of reserve of RMB9,292 and RMB1,522 (US$245) as of December 31, 2013 and 2014, respectively)	7	111,480	177,267	28,570
Amounts due from related parties	23	10,265	—	—
Net investment in direct financing leases, current portion	13	128,814	143,853	23,185
Deferred tax assets, current portion	21	10,652	3,556	573

Total current assets		1,300,010	1,463,682	235,903

Non-current assets:
Property, plant and equipment, net	9	1,492,573	749,683	120,827
Goodwill	11	292,885	—	—
Intangible assets, net	11	116,843	61,243	9,871
Deposits for non-current assets (net of reserve of RMB26,552 and RMB26,552 (US$4,279) as of December 31, 2013 and 2014, respectively)	12	76,669	101,166	16,305
Net investment in direct financing leases, non-current portion	13	199,467	130,934	21,103
Deferred tax assets, non-current portion	21	17,721	17,183	2,769
Equity method investments	14	217,413	221,180	35,648
Other non-current assets	15	86,847	52,892	8,525
Prepaid land lease payments	10	140,201	51,529	8,305
Restricted cash, non-current portion	5	—	109,840	17,703
Indemnification assets	4	59,518	—	—
Loan to a noncontrolling shareholder of a subsidiary	23	93,410	—	—

Total non-current assets		2,793,547	1,495,650	241,056

Total assets		4,093,557	2,959,332	476,959

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2013	2014	2014
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	16	487,964	322,128	51,918
Long-term bank borrowings, current portion	16	273,310	246,233	39,686
Accounts payable		149,209	1,064	171
Accrual for purchases of property, plant and equipment		49,741	11,784	1,899
Accrued expenses and other liabilities	17	146,489	130,193	20,983
Income tax payable	21	48,201	56,151	9,050
Deferred revenue, current portion		15,668	1,038	167
Amount due to related parties, current portion	23	3,217	—	—
Deferred tax liabilities, current portion	21	860	1,228	198

Total current liabilities		1,174,659	769,819	124,072

Non-current liabilities:
Long-term bank borrowings, non-current portion	16	324,974	335,479	54,069
Deferred tax liabilities, non-current portion	21	32,891	50,227	8,095
Accrued unrecognized tax benefits and surcharges, non-current portion	21	67,719	—	—
Amounts due to related parties, non-current portion	23	26,828	—	—
Other long-term liabilities	18	32,769	3,749	604

Total non-current liabilities		485,181	389,455	62,768

Total liabilities		1,659,840	1,159,274	186,840

Commitments and contingencies	25
Equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2013 and 2014; outstanding shares—134,836,300 and 134,836,300 as of December 31, 2013 and 2014, respectively)	19	105	105	17
Treasury stock (7,517,232 and 7,517,232 as of December 31, 2013 and 2014, respectively)		(5)	(5)	(1)
Additional paid-in capital		2,520,338	2,074,125	334,288
Accumulated other comprehensive loss		(15,283)	(18,651)	(3,006)
Accumulated deficit		(383,162)	(258,025)	(41,583)

Total Concord Medical Services Holdings Limited shareholders’ equity		2,121,993	1,797,549	289,715
Noncontrolling interests		311,724	2,509	404

Total equity		2,433,717	1,800,058	290,119

Total liabilities and equity		4,093,557	2,959,332	476,959

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges		455,651	563,124	606,883	97,813
Cost of revenues		(164,523)	(217,655)	(274,562)	(44,251)
Gross profit		291,128	345,469	332,321	53,562
Operating expenses:
Selling expenses		(53,911)	(104,667)	(95,096)	(15,327)
General and administrative expenses		(61,106)	(84,506)	(53,576)	(8,635)
Asset impairment		(3,360)	—	—	—
Other operating income		9,185	—	—	—

Operating income		181,936	156,296	183,649	29,600
Interest expense		(12,452)	(36,884)	(53,470)	(8,618)
Foreign exchange (losses) gains, net		(117)	784	9,585	1,545
Gain (loss) from disposal of property, plant and equipment		4,432	(1,235)	(3,955)	(637)
Interest income		5,853	9,828	21,208	3,418
Changes in fair value of derivative	17	—	—	2,605	420
Equity pick up of equity investees	14	1,790	13,470	13,911	2,242
Other (expenses) income, net		(307)	2,010	2,113	341

Income from continuing operations before income tax		181,135	144,269	175,646	28,311
Income tax expenses	21	(54,249)	(63,838)	(80,850)	(13,032)

Net income from continuing operations		126,886	80,431	94,796	15,279
Net income from discontinued operations	4	7,594	10,765	25,476	4,106

Net income		134,480	91,196	120,272	19,385

Net income (loss) attributable to noncontrolling interests		3,649	5,303	(4,437)	(715)
Net income attributable to ordinary shareholders		130,831	85,893	124,709	20,100

Earnings per share
Net income from continuing operations	27	0.94	0.61	0.70	0.11
Net income from discontinued operations	27	0.01	0.03	0.22	0.04

Basic	27	0.95	0.64	0.92	0.15
Net income from continuing operations	27	0.94	0.61	0.70	0.11
Net income from discontinued operations	27	0.01	0.03	0.22	0.04

Diluted	27	0.95	0.64	0.92	0.15
Weighted average number of shares outstanding:
Basic	27	138,211,177	135,077,172	134,836,300	134,836,300
Diluted	27	138,211,177	135,077,172	135,180,642	135,180,642

Other comprehensive income (loss), net of tax
Foreign currency translation		640	1,672	(3,368)	(543)

Total other comprehensive income (loss), net of tax		640	1,672	(3,368)	(543)

Comprehensive income		135,120	92,868	116,904	18,842

Comprehensive income (loss) attributable to noncontrolling interests		3,649	5,303	(4,437)	(715)

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders		131,471	87,565	121,341	19,557

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income from continuing operations	126,886	80,431	94,796	15,279
Net income from discontinued operations	7,594	10,765	25,476	4,106
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	9,084	8,804	7,349	1,185
Depreciation of property, plant and equipment	119,919	149,975	175,008	28,206
Amortization of intangible assets	28,658	29,669	23,061	3,717
Amortization of prepaid land lease payments	1,637	2,801	3,610	582
Share of net profit of equity investees	(1,790)	(15,521)	(13,911)	(2,242)
Other noncash income	(2,681)	—	—	—
Loss on disposal of property, plant and equipment, net	1,072	1,235	3,610	582
Amortization of acquired executory contracts	(412)	(822)	—	—
Deferred tax benefits	1,869	3,361	23,307	3,756
Allowance for doubtful accounts, net	(12,966)	—	(9,010)	(1,452)
Asset impairment	3,360	—	—	—
Changes in fair value of derivatives	—	—	2,605	420
Gain on disposal of CAH and WHT (note 4)	—	—	(38,487)	(6,203)
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	9,870	(102,187)	4,505	726
Prepayments and other current assets	(12,622)	11,673	(5,029)	(811)
Inventories	(362)	(11,036)	237	38
Amounts due from related parties	(650)	(9,058)	(3,384)	(545)
Amounts due to related parties	5,109	(2,693)	(326)	(53)
Other non-current assets	2,889	7,025	36,234	5,840
Deposits for the purchases of land use rights	(25,451)	(27,427)	—	—
Accounts payable	(6,966)	48,646	31,288	5,043
Accrued expenses and other liabilities	(1,975)	36,966	35,488	5,720
Deferred revenue	(2,842)	(4,362)	11,146	1,796
Income tax payable	1,610	23,024	22,397	3,610
Accrued unrecognized tax benefit	8,675	17,764	60,411	9,736

Net cash generated from operating activities	259,515	259,033	490,381	79,036

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held to maturity securities	—	(30,000)	—	—
Maturity of held to maturity securities	100,466	30,000	—	—
Maturity of the time deposit	50,372	—	—	—
Investments in equity method investees	(228,696)	(2,640)	(6,534)	(1,053)
Acquisitions, net of cash acquired (note 4)	(223,403)	—	—	—
Disposal net of cash disposed (note 4)	—	—	280,142	45,151
Purchase of subsidiary shares from noncontrolling interests	—	(1,500)	—	—
Acquisition of property, plant and equipment	(65,904)	(74,553)	(51,480)	(8,297)
Deposits for the purchases of property, plant and equipment	(218,833)	(85,448)	(58,370)	(9,408)
Refund of deposits for the purchase of property, plant and equipment	—	11,357	—	—
Proceeds from disposal of property, plant and equipment	4,707	6,500	27,779	4,477
Proceeds from principal portion of direct financing leases	37,426	47,319	117,328	18,910
Net investment in direct financing leases	(115,425)	(59,289)	(43,794)	(7,058)
Cash distribution from equity investees	—	24,714	21,984	3,543

Net cash (used in) generated from investing activities	(659,290)	(133,540)	287,055	46,265

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	258,083	190,692	9,000	1,451
Proceeds from long-term bank borrowings	518,749	407,969	291,892	47,044
Repayment of obligations under capital leases	(3,354)	(2,117)	(8,567)	(1,381)
Repayment of short-term bank borrowings	(2,000)	(79,246)	(110,569)	(17,820)
Repayment of long-term bank borrowings	(112,554)	(302,058)	(273,310)	(44,050)
Increase in restricted cash	(259,523)	(138,093)	(80,028)	(12,898)
Dividends paid to ordinary shareholders	—	—	(453,562)	(73,101)
Proceeds received from sales lease back	—	—	46,000	7,414
Repurchase of ordinary shares	(43,469)	(6,015)	—	—
Increase in loan to a noncontrolling interest of a subsidiary	(100,000)	—	—	—
Repayment of loan from a noncontrolling shareholder of a subsidiary	—	6,590	—	—

Net cash generated from (used in) financing activities	255,932	77,722	(579,144)	(93,341)

Exchange rate effect on cash	147	4,436	(2,643)	(427)
Net (decrease) increase in cash	(143,696)	207,651	195,649	31,533
Cash at beginning of year	219,078	75,382	283,033	45,617

Cash at end of year	75,382	283,033	478,682	77,150

Supplemental schedule of cash flows information:
Income tax paid	(50,474)	(6,318)	(34,452)	(5,553)
Interest paid (net of amounts capitalized)	(16,255)	(37,527)	(53,470)	(8,618)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	221,291	74,267	27,492	4,431
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	—	9,050	1,519	245
Acquisition of net investment in financing lease through utilization of deposits	52,881	27,940	—	—
Consideration of acquisition of CAH due to effective settlement of preexisting balance as the result of the business combination	128,573	—	—	—
Contribution by the noncontrolling shareholder – JWYK of intangible assets	4,900	—	—	—
Deposit for land use right transfer to land use right	—	25,451	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	141,403,597	105	(1)	2,551,877	(17,595)	(599,886)	103,596	2,038,096
Net income	—	—	—	—	—	130,831	3,649	134,480
Other comprehensive income	—	—	—	—	640	—	—	640
Share-based compensation	—	—	—	9,084	—	—	—	9,084
Share repurchase	(5,916,189)	—	(4)	(43,465)	—	—	—	(43,469)
Contribution by noncontrolling interests of JWYK (note 1)	—	—	—	—	—	—	4,900	4,900
Acquisition of CAH (note 4)	—	—	—	—	—	—	196,179	196,179

Balance as of December 31, 2012	135,487,408	105	(5)	2,517,496	(16,955)	(469,055)	308,324	2,339,910

Net income	—	—	—	—	—	85,893	5,303	91,196
Other comprehensive income	—	—	—	—	1,672	—	—	1,672
Share-based compensation	—	—	—	8,804	—	—	—	8,804
Share repurchase	(651,108)	—	—	(6,015)	—	—	—	(6,015)
Contribution by noncontrolling interests of JWYK (note 1)	—	—	—	53	—	—	(1,903)	(1,850)

Balance as of December 31, 2013	134,836,300	105	(5)	2,520,338	(15,283)	(383,162)	311,724	2,433,717

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	134,836,300	105	(5)	2,520,338	(15,283)	(383,162)	311,724	2,433,717

Net income	—	—	—	—	—	124,709	(4,437)	120,272
Other comprehensive income	—	—	—	—	(3,368)	—	—	(3,368)
Share-based compensation	—	—	—	7,349	—	—	—	7,349
Dividends		—	—	(453,562)	—	—	—	(453,562)
Disposal of CAH and WHT (note 4)	—	—	—	—	—	—	(304,370)	(304,370)
Others	—	—	—	—	—	428	(408)	20

Balance as of December 31, 2014	134,836,300	105	(5)	2,074,125	(18,651)	(258,025)	2,509	1,800,058

Balance as of December 31, 2014 (US$)		17	(1)	334,288	(3,006)	(41,583)	404	290,119

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

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, the provision of management services to hospitals. During the year ended December 31, 2014, the operations of Chang’an Hospital (“CAH”) and Xi’an Wanjie Huaxiang Medical Technology Development (“WHT”) have been classified as discontinued operations upon the disposal (note 4).

The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2014 are as follows:

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
Our Medical Services Limited (“OMS”)	August 22, 1996	BVI	100%	Investment holding
Medstar Oversea Ltd. (“Medstar Overseas”)	September 22, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	100%	Investment holding
Cyber Medical Networks Limited (“Cyber”)	May 26, 2006	Hong Kong	100%	Investment holding
China Medical Services (Holdings) Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology and Services Co., Ltd (“AMT”) (AMT merged from formerly known as Shenzhen Aohua Medical Leasing & Services Limited (“AML”) and Shenzhen Aohua Medical Services Co., Ltd (“AMS”))	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Leasing Co., Ltd. (“MSC”)	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
CMS Hospital Management Co., Ltd. (“CHM”)	July 23, 2008	PRC	100%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)	July 26, 2007	PRC	100%	Provision of management services

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“TKM”)	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”)	August 12, 2010	PRC	100%	Leasing of medical equipment
Guangzhou Concord Medical Cancer Hospital Co., Ltd (“GZ Proton”)	June 29, 2011	PRC	70%	Medical technology research and development, and provision of management and consulting services.
Beijing Jinweiyikang Technology Co., Ltd. (“JWYK”)	April 26, 2012	PRC	100%	Medical information and technology services
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	100%	Investment holding
CMS Radiotherapy Holdings Limited (“CMS (USA)”)	August 13, 2013	United States of America	100%	Investment holding
Shenzhen Concord Medical Investment Limited (“SZ CMS”)	January 10, 2014	PRC	100%	Investment holding
Shanghai Concord Oncology Hospital Limited (“SHC”)	March 17, 2014	PRC	100%	Group’s medical treatmentand service business
Global Medical Imaging (HongKong) Limited. (“GMI”)	May 26, 2014	Hong Kong	100%	Investment holding
Allcure Medical Holdings Limited (“Allcure”)	July 29, 2014	BVI	100%	Investment holding
Datong Meizhong Jiahe Cancer Center (“DTMZ”)	October 23, 2014	PRC	100%	Group’s medical treatmentand service business

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

GZ Proton was incorporated by the Group and a third party on June 29, 2011, for purposes of expanding the Group’s business of medical technology research and development as well as provision of management and consultant services. The Group held 90% equity interest in GZ Proton upon incorporation. On June 6, 2013, 20% of equity interest in GZ Proton held by the Group was transferred to an independent third party in exchange for the services to be provided to GZ Proton when GZ Proton commences operations. Up to December 31, 2014, no services have been rendered as GZ Proton has not commenced operations.

On April 26, 2012, the Group and a third party set up JWYK, for purposes of expanding the Group’s business of medical information and technology services. The Group held 51% of the equity interest in JWYK upon incorporation. On June 28, 2013, the Group acquired the remaining 49% equity interest in JWYK with a consideration of a fixed amount of RMB1,850 plus a contingent amount of RMB3,150 which is payable up to three years after incorporation subject to the achievement of certain conditions. As at December 31, 2014, the conditions have not been fulfilled.

On December 18, 2014, the Group sold its 52% equity interest in CAH and WHT to Datang Healthcare Corporation Limited (“Datang”), a Hong Kong company, at a total consideration of RMB397,923 (US$64,134) (note 4).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, contingent business acquisition consideration, contingent consideration of acquisition of noncontrolling interests, revenue recognition, allowance for doubtful accounts, asset impairment, useful lives of property, plant and equipment and intangible assets, realization of deferred tax assets, share-based compensation expenses, unrecognized tax benefits, accrued liabilities, the valuation of the Company’s acquired equity investments and the valuation of derivative instruments. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses the RMB as its reporting currency. The functional currency of the Company and its subsidiaries, Ascendium, CMS Holdings, OMS, Cyber, China Medstar, King Cheers, Medstar Overseas, Proton BVI, CCM (HK), US Proton, CMS (USA), Allcure and GMI is the United States dollar (“US$”). The Company and the subsidiaries whose functional currency is the US$ use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	38 years	—
Medical equipment*	5-20 years	—
Electronic and office equipment	3-5 years	—
Motor vehicles	5 years	—
Leasehold improvement and building improvement	shorter of lease term or 5 years	—

*	The cost of the asset is amortized over the estimated useful life. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 5-20 years.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2012, 2013 and 2014 amounted to RMB5,599, RMB2,496 and nil, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In accordance with ASC 350, Intangibles, Goodwill (“ASC 350”), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, the Group assigns and assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2014, goodwill was derecognized as a result of the disposal of CAH.

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

Prepaid land lease payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight line basis over the terms of the land use rights agreement of 49 years.

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

For the year ended December 31, 2012, the Company recorded impairment on deposits for non-current assets amounting to RMB3,360, which is included in the caption of “Asset impairment” in the consolidated statements of comprehensive income. No impairment of long-lived assets and acquired intangibles was recorded for the years ended December 31, 2013 and 2014.

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. Cost of the Company’s shares acquired is treated as a deduction from shareholders’ equity. Upon cancellation, any excess purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, including cash, restricted cash, accounts receivable, balances with related parties, accounts payable, and other liabilities approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings and loan to a noncontrolling shareholder of a subsidiary mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value. Derivative financial instruments were recognized at fair value at the end of each reporting period with the adjustment in its fair value recognized in profit or loss. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its derivative financial instruments that are recognized in the consolidated financial statements.

Cash falls into level 1 of the fair value hierarchy while the other financial assets and liabilities fall into level 2 of the fair value hierarchy.

Deferred revenue

Deferred revenue arises from upfront cash payment where the related services have not been rendered and the revenue recognition criteria have yet been fulfilled.

Discontinued operations

The Group early adopted ASU2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity for the year ended December 31, 2014, pursuant to which, when a component of an entity has been disposed of and the component represents a strategic shift that has or will have a major effect on an entity’s operations and financial results, the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.

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

The Group enters into both leases and management service arrangements with independent hospitals consisting of terms that range from 5 to 20 years. Pursuant to these arrangements, the Group receives a portion of the profit, based on the profit sharing formula as defined in the arrangements, of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services.

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

For the years ended December 31, 2012, 2013 and 2014, the revenue from lease and management services amounted to RMB412,330, RMB498,556 and RMB511,591 (US$82,453), respectively.

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

For the years ended December 31, 2012, 2013 and 2014, revenue from management services amounted to RMB11,874, RMB15,723 and RMB37,713 (US$6,078), respectively. For the years ended December 31, 2012, 2013 and 2014, the revenue from technical services amounted to RMB10,178, RMB13,243 and RMB20,777 (US$3,349), respectively.

iii.	Direct financing lease income

Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2012, 2013 and 2014, the Company had financing lease income of RMB19,748, RMB33,639 and RMB29,250 (US$4,714), net of taxes, respectively.

iv.	Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition (“ASC 605”), the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2012, 2013 and 2014, the Company had medical equipment sales of RMB1,520, RMB1,963 and RMB7,552 (US$1,217), respectively.

Cost of revenue

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

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income. For the years ended December 31, 2012, 2013 and 2014, the advertising expenses were RMB5,790, RMB7,679, and RMB6,680(US$1,077), respectively.

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

Income per share

Income per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per share for continuing operations is calculated by dividing net profit from continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted income per share for discontinued operations is then calculated by dividing net profit from discontinued operations attributable to ordinary shareholders by the same number of potential ordinary shares determined in the earlier step. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share based awards, using the treasury stock method and the ordinary shares issuable upon the conversion of convertible debt instruments, using if-converted method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income (“ASC 220”), requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income.

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Company was RMB33,663(US$5,425) as at December 31, 2014.

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the years ended December 31, 2012 and 2013, the Group’s CODM evaluates segment performance based on revenues and profit by the network and hospital segments. After the disposal of CAH and WHT on December 18, 2014, which is presented as discontinued operations in the financial statements, the Group has only one reporting segment for network. Substantially all of the Group’s revenue and long lived assets (mainly include property, plant and equipment) are derived from the PRC.

Recent accounting pronouncement

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. The Company has early adopted the standard in the year ended December 31, 2014.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and advances made to suppliers and hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2014, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 23%, 24% and 23% for the years ended December 31, 2012, 2013 and 2014, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees received based on variables the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 73%, 79% and 86% of total medical equipment purchases of the Group for the years ended December 31, 2012, 2013 and 2014, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

4.	ACQUISITIONS AND DISPOSALS

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

The tax liabilities, related to uncertain tax positions in CAH up to the acquisition date, amounted to RMB61,706, mainly arising from the deductibility of certain losses claimed in the previous tax filings. In March 2013, CAH submitted documentation related to claims amounting to RMB174,576 (tax effected amount of RMB43,644) to the local tax bureau with respect to losses incurred in 2011 prior to acquisition. As of December 31, 2013, the local tax bureau has accepted the claim stated in the application and approved RMB with the remaining RMB pending approval. Accordingly, the indemnification assets decreased to RMB59,518 as at December 31, 2013.

Based on the acquisition agreement, a “Put Option” was issued by New Chang’an pursuant to which the Company could put all its equity interests in CAH to New Chang’an with a consideration which should be not less than the original cost, including the consideration of the acquisition of WHT in 2010. This Put Option will expire after 39 months from the date on which the Company legally becomes a shareholder of CAH. Although the Put Option is an embedded feature, the Put Option is not able to be net settled to qualify as a derivative in accordance with ASC815-10-15-83, therefore the Put Option was not bifurcated.

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

For the year ended December 31, 2014

Disposal of CAH and WHT

In 2014, the Group decided to exercise the Put Option and to sell CAH and WHT to New Chang’an. On December 3, 2014, the Group entered into a share transfer agreement with Datang Healthcare Corporation Limited (“Datang”), a related company of New Chang’an and independent of the Group, pursuant to which, the Group sold and Datang acquired, the Group’s 52% equity interests in CAH and WHT at a consideration of RMB248,311(US$40,020) and RMB149,612(US$24,114), respectively. The disposal was completed on December 18, 2014. The Group received RMB317,470(US$51,167) and RMB80,453(US$12,967) of the consideration in December 2014 and January 2015, respectively.

The disposal of CAH and WHT represent a strategic shift that has a major effect on the Group’s operations and financial results. According to ASU2014-08, the financial results of CAH and WHT have been accounted for as discontinued operations whereby the results of operations of CAH and WHT have been excluded from the results of continuing operations and reported as discontinued operations for all periods presented.

The breakdown of assets and liabilities attributed to discontinued operations as of December 18, 2014 (the date of disposal), are as follows:

	RMB	US$
Current assets	122,280	19,708
Property, plant and equipment, net	620,883	100,068
Goodwill	292,885	47,204
Acquired intangible assets, net	28,929	4,663
Prepaid land lease payments	85,061	13,710
Indemnification assets, non-current portion	59,518	9,593
Loan to a non-controlling shareholder	72,609	11,702
Other non-current assets	40,651	6,552
Current liabilities	(483,969)	(78,002)
Non-current liabilities	(175,041)	(28,211)
Non-controlling interests	(304,370)	(49,056)

Net assets disposed	359,436	57,931

As a result of the disposal, the Group recognized a gain on the disposal of CAH and WHT of RMB38,487(US$6,203) as summarized below:

	RMB	US$
Consideration	397,923	64,134
Disposition of net assets	359,436	57,931

Gain on disposal of CAH and WHT	38,487	6,203

Reconciliation of the major line items of CAH and WHT to net income from discontinued operations that are presented in the consolidated statement of comprehensive income is as follows:

	For the years ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues	206,698	417,511	489,787	78,939
Cost of revenues	(172,681)	(369,295)	(435,785)	(70,236)
Selling, general and administrative expenses	(10,648)	(23,782)	(20,210)	(3,257)
Interest expense	(3,804)	(10,143)	(11,519)	(1,857)
Other (expenses) income	(4,035)	8,517	10,259	1,654
Gain on disposal	—	—	38,487	6,203
Income tax expense	(7,936)	(12,043)	(45,543)	(7,340)

Net income from discontinued operations	7,594	10,765	25,476	4,106

Net income (loss) attributable to noncontrolling interests	5,741	6,625	(4,291)	(692)
Net income attributable to ordinary shareholders	1,853	4,140	29,767	4,798

The following table summarizes cash flows from discontinued operations for the periods presented:

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash generated from operating activities	93,136	85,867	61,372	9,891
Net cash used in investing activities	(109,126)	(46,461)	(43,420)	(6,998)
Net cash (used in) generated from financing activities	(5,467)	(38,153)	10,627	1,713
Cash acquired in acquisition of CAH in 2012	28,939	—	—	—

Net increase in cash	7,482	1,253	28,579	4,606
Cash at beginning of the year	13	7,495	8,748	1,410

Cash at end of the year	7,495	8,748	37,327	6,016

5.	RESTRICTED CASH

Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security pursuant to the respective loan agreements. The current and non-current restricted cash amounted to RMB422,140 and RMB502,168 (US$80,935), as of December 31, 2013 and 2014 respectively, based on the classification of the underlying bank borrowings (see note 16).

6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Accounts receivable	317,000	267,291	43,080
Allowance for doubtful accounts	(3,091)	(2,281)	(368)

Accounts receivable, net	313,909	265,010	42,712

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Movement in allowance for doubtful accounts:
Balance at beginning of the year	16,057	3,091	3,091	498
Provisions for the year	—	—	700	113
Written back during the year	(12,966)	—	(1,510)	(243)

Balance at end of the year	3,091	3,091	2,281	368

Provisions are charged directly to the statement of comprehensive income. The related expense is included in the caption “general and administrative expense” in the consolidated statements of comprehensive income.

Accounts receivable with carrying value of RMB49,481 and RMB76,333 (US$12,303) were used to secure bank borrowings of RMB136,626 and RMB137,942 (US$22,232) as at December 31, 2013 and 2014, respectively (note 16).

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Prepayments to suppliers	1,141	317	51
Due from suppliers*	65,181	58,357	9,405
Advances to hospitals**	21,476	4,473	721
Advances to employees***	10,825	10,154	1,637
Deferred costs	6,200	—	—
Consideration receivable for disposal of CAH and WHT	—	80,453	12,967
Others	15,949	25,035	4,035

	120,772	178,789	28,816
Reserve for unrecoverable deposits	(9,292)	(1,522)	(245)

	111,480	177,267	28,570

	For the Years Ended December 31,
	2013	2014	2014
	RMB	RMB	US$
Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	10,270	9,292	1,498
Provisions for the year	1,533	1,324	213
Write off of provisions	(1,533)	(9,524)	(1,535)
Foreign currency translation	(978)	430	69

Balance at end of the year	9,292	1,522	245

Provisions are charged directly to the statement of comprehensive income. The related expense is included in the caption “general and administrative expenses” in the consolidated statements of comprehensive income.

*	Amounts due from suppliers represent returnable deposits of cancelled orders from suppliers. There were no remaining contractual obligations associated with purchase contracts as of December 31, 2013 and 2014, respectively. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve amounting to RMB9,292 and RMB1,522 (US$245) on amounts due from suppliers as at December 31, 2013 and 2014, respectively.
**	The amount represents interest-free advances to hospital customers. The Group has assessed the impact of such advances on revenue recognition at the outset of the arrangement and has concluded that they do not affect revenue recognition. The risk of loss arising from any failure by hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred.
***	The amount represents interest-free advance to hospitals held by the Company’s employees to cover expenses incurred by hospital customers. The risk of loss is assessed prior to making the advances and is monitored on a regular basis by management. To date, the Group has not experienced any loss of such advances.

8.	INVENTORIES

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Medicine	12,255	—	—
Medical supplies	7,190	2,698	435
Low-value consumables	272	288	46

	19,717	2,986	481

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Buildings	402,671	285	46
Medical equipment	1,324,206	1,077,612	173,680
Electronic and office equipment	36,458	12,432	2,004
Motor vehicles	3,931	1,768	285
Leasehold improvement and building improvements	5,087	5,087	820
Construction in progress	116,445	26,532	4,275

Total	1,888,798	1,123,716	181,110
Less: accumulated depreciation	(393,046)	(370,854)	(59,771)

	1,495,752	752,862	121,339

Less: accumulated impairment charges	(3,179)	(3,179)	(512)

	1,492,573	749,683	120,827

Depreciation expenses were RMB119,919, RMB149,975 and RMB175,008 (US$28,206) for the years ended December 31, 2012, 2013 and 2014, respectively.

As at December 31, 2013 and 2014, certain of the Group’s property, plant and equipment with a total net book value of RMB502,575 and RMB164,938 (US$26,583) were pledged as security for bank borrowings of RMB254,308 and RMB163,185 (US$26,301), respectively (note 16).

As at December 31, 2013 and 2014, the Group held equipment under operating lease contracts with customers with an original cost of RMB1,113,934 and RMB1,067,057 (US$171,978) and accumulated depreciation of RMB305,165 and RMB347,524 (US$56,011), respectively.

10.	PREPAID LAND LEASE PAYMENTS

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Prepaid land lease payments	145,692	52,878	8,522
Less: accumulated amortization	(5,491)	(1,349)	(217)

Net carrying value	140,201	51,529	8,305

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were RMB1,637, RMB2,801 and RMB3,610 (US$582), respectively.

The estimated annual amortization expenses for the above prepaid land leases for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2015	1,083	175
2016	1,083	175
2017	1,083	175
2018	1,083	175
2019	1,083	175

11.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill is comprised of the following:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Balance at beginning of year	—	292,885	292,885	47,204
Acquisition of CAH (note 4)	292,885	—	—	—
Less: Disposal of CAH and WHT (note 4)	—	—	(292,885)	(47,204)

Balance at end of year	292,885	292,885	—	—

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Medical insurance coverage	Radiotherapy permits	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net:
At January 1, 2013	98,779	5,537	28,500	9,286	4,410	146,512
Amortization expenses	(22,899)	(1,361)	(3,000)	(1,429)	(980)	(29,669)

Intangible assets, net at December 31, 2013 and January 1, 2014	75,880	4,176	25,500	7,857	3,430	116,843

Amortization expenses	(16,383)	(1,270)	(3,000)	(1,428)	(980)	(23,061)
Disposal of CAH and WHT (note 4)	—	—	(22,500)	(6,429)	—	(28,929)
Other disposal	(3,388)	(222)	—	—	—	(3,610)

Intangible assets, net at December 31, 2014	56,109	2,684	—	—	2,450	61,243

Intangible assets, net at December 31, 2014, in US$	$9,046	$430	—	—	$395	$9,871

At December 31, 2014
Intangible assets, cost	154,080	14,857	—	—	4,900	173,837
Less: accumulated amortization	(97,971)	(12,173)	—	—	(2,450)	(112,594)

	56,109	2,684	—	—	2,450	61,243

Amortization expenses for intangibles were RMB28,658, RMB29,669 and RMB23,061 (US$3,717) for the years ended December 31, 2012, 2013 and 2014, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2015	17,685	2,850
2016	13,331	2,149
2017	11,672	1,881
2018	9,065	1,461
2019	7,603	1,225

12.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment *	73,621	98,118	15,814
Others **	29,600	29,600	4,770

	103,221	127,718	20,584
Reserve for unrecoverable deposits	(26,552)	(26,552)	(4,279)

	76,669	101,166	16,305

	For the Years Ended December 31,
	2013	2014	2014
	RMB	RMB	US$
Movement in reserve for unrecoverable deposits:
Balance at beginning of the year	26,552	26,552	4,279
Provisions for the year	—	—	—

Balance at end of the year	26,552	26,552	4,279

*	The amount represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of medical equipment to customers. As at December 31, 2014, the remaining contractual obligations associated with these purchase contracts are approximately RMB30,663(US$4,942) which is included in the amount disclosed as purchase commitments in note 25.
**	On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information Industry (Group) Co., Ltd., to be used towards the construction of the proton treatment center. Total deposits paid as of December 31, 2013 and 2014 pursuant to this arrangement amounted to RMB29,600 and RMB29,600(US$4,770), respectively. As at December 31, 2014, the proton treatment center has not commenced operations. Management expects to convert it into the equity investment of the proton treatment center in the future.

The Group recorded a reserve of unrecoverable deposits for purchase of property, plant and equipment amounting to RMB3,360, nil and nil based on its assessment of realizability and financial strength of the counterparties, for the years ended December 31, 2012, 2013 and 2014 respectively. The total amount of impairment charge is included in the caption of “asset impairment” in the consolidated statements of comprehensive income.

13.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have terms ranging generally from three to five years. Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Total minimum lease payments to be received	396,734	312,184	50,315
Initial direct cost	3,963	3,963	639

	400,697	316,147	50,954
Unearned income	(72,416)	(41,360)	(6,666)

Net investment in direct finance leases	328,281	274,787	44,288

Current	128,814	143,853	23,185
Non-current	199,467	130,934	21,103

Total	328,281	274,787	44,288

Net investment in financing leases with carrying value of RMB321,602 and RMB207,445 (US$33,434) and were used to secure bank borrowings of RMB117,940 and RMB136,785 (US$22,046), as of December 31, 2013 and 2014, respectively (note 16).

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$
2015	148,264	23,896
2016	104,696	16,874
2017	60,130	9,691
2018	3,057	493
2019	—	—

14.	EQUITY METHOD INVESTMENTS

As of December 31, 2013 and 2014, the Group had the following equity method investments:

			Equity interest owned by the Group As of December 31,
	Note		2013	2014
Xi’an Jiangyuan Andike Ltd(“JYADK”)	i	)	33%	33%
Beijing Proton Medical Center Co. Ltd(“BPC”)	ii	)	25%	25%
PTC – Houston Management, LP(“PTC”)	iii	)	45%	45%
Suzhou Chorus Medical Technologies Co., Ltd	iv	)	36%	36%
Global Oncology One, Inc. (“Global Oncology”)	v	)	—	46.9%

i)	During 2011 and 2012, the Group respectively subscribed to 27% and 6% equity interest of JYADK, for a consideration of RMB540 and RMB120, respectively. On August 31, 2013, the Group injected additional RMB2,640 to JYADK with no change in the percentage of equity interest.
ii)	On October 19, 2012, the Group incorporated BPC with other investors. The Group holds 25% equity interest in BPC with the investment amounting to RMB25,000.
iii)	On December 28, 2012, the Group acquired 44.55% limited partner interests of PTC, a limited partnership in Texas, U.S.A., and 45% legal interest of PTC GP Management LLC, a limited liability company registered in Texas, U.S.A and the sole general partner of PTC with 1% interest of PTC, with a consideration of RMB201,176 (US$32,291) in cash. After the transaction, the Group owned 45% interests of PTC which ultimately holds 44.4% legal ownership interests of the University of Texas MD Anderson Cancer Center Proton Therapy Center, a proton treatment center in Texas, U.S.A.

According to the partnership agreements, the Group has significant influence over PTC which can demonstrate control over MDA Proton by acting as the sole general partner. The Group accounts for its investment in PTC, and ultimately MDA Proton, under the equity method of accounting. The Group’s share of the net profit of PTC, after accounting for the effect of the difference between the cost basis of the equity method investment and the underlying assets of the investee, was RMB13,911(US$2,242) for the year ended December 31, 2014. Total cash distribution received by the Group from PTC was RMB18,812 (US$3,032) for the year ended December 31, 2014.

The difference between the cost basis of the equity method investment and the underlying assets of the investee on the acquisition date was RMB107,139 (US$17,268) which was mainly arisen from the identified intangibles in the purchase price allocation and are amortized over the remaining useful life.

iv)	On December 17, 2012, the Group acquired 36% of Suzhou Chorus Medical Technologies Co., Ltd, for a consideration of RMB2,400. On October 27, 2014, the Group injected additional RMB1,920 (US$309) with no change in the percentage of equity interest.
v)	On March 3, 2014, the Group invested in 340,000 shares of Global Oncology, a Texas Corporation, at a consideration of RMB4,610 (US$743) and currently owns 46.9% of Global Oncology.

15.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Deferred costs	740	3,134	505
Deposits – long-term*	62,139	19,442	3,133
Others	23,968	30,316	4,887

	86,847	52,892	8,525

*	On June 21, 2011, the Group made interest-free financing deposits amounting to RMB23,608 to Changhai Hospital, for a robotic radiosurgery system. As at December 31, 2014, the outstanding balance was RMB18,346(US$2,957), in which the non-current balance amounted to RMB14,647 (US$2,361).

On September 1, 2011, the Group made interest-free performance security deposits amounting to RMB9,500 to Hanzhong 3201 Hospital, for management services to be rendered. The deposits are refundable in monthly installments starting from September 1, 2011 till May 31, 2020. As at December 31, 2014, the outstanding balance was RMB6,316(US$1,018), in which the non-current balance amounted to RMB4,795(US$772).

16.	BANK BORROWINGS

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Total bank borrowings	1,086,248	903,840	145,673

Comprised of:
Short-term	487,964	322,128	51,918
Long-term, current portion	273,310	246,233	39,686

	761,274	568,361	91,604
Long-term, non-current portion	324,974	335,479	54,069

	1,086,248	903,840	145,673

All bank borrowings at December 31, 2013 and 2014 were obtained from financial institutions in both the PRC and overseas. One short term bank borrowing with balance of RMB72,500 as at December 31, 2013 is secured by the 48% equity interest in CAH held by New Chang’an. In turn, CAH granted a loan to New Chang’an which has the same key terms as the corresponding bank loan, including the loan amount, interest rate and terms of repayment (note 23). Other bank borrowings are secured by equipment with a net carrying value of RMB502,575 and RMB164,938 (US$26,583), accounts receivable with a carrying value of RMB49,481 and RMB76,333 (US$12,303), net investment in financing leases with carrying value of RMB321,602 and RMB207,445(US$33,434) and total restricted cash with carrying value of RMB422,140 and RMB502,168(US$80,935), as of December 31, 2013 and 2014, respectively.

As at December 31, 2013 and 2014, the short-term bank borrowing bore a weighted average interest of 4.64% and 1.96% per annum, and the long-term bank borrowings bore a weighted average interest of 6.02% and 3.91% per annum, respectively. As at December 31, 2014, bank borrowings amounting to RMB543,877 (US$87,657) (2013: RMB436,472) and RMB359,963 (US$58,016) (2013: RMB649,776) were denominated in US$ and RMB, respectively.

As of December 31, 2014, the maturity profile of these long-term bank borrowings are as follows:

	RMB	US$
Within one year	246,233	39,686
Between one and two years	196,783	31,716
Between two and three years	49,147	7,921
Between three and four years	67,310	10,848
Between four and five years	22,239	3,584

	581,712	93,755

As of December 31, 2014, the Company had unutilized short-term and long term bank credit lines totaling RMB9,307 (US$1,500) and RMB1,878,460 (US$302,753), respectively.

IFC loan

On February 18, 2014, the Group borrowed from International Finance Corporation (“IFC”) a loan of a principal amount of US$20,000 which is repayable on October 15, 2018 and April 15, 2019 by two equal installments. The loan gives IFC the right to convert the loan in whole or in part, at any time prior to the fifth anniversary of the date of the disbursement of the loan, into ADSs of the Company at the conversion price in effect at such time. The conversion price is initially set at US$6.90 per ADS subject to adjustments as set forth in the loan agreement. The conversion and other features (i.e. the redemption option upon certain contingencies, step down interest feature), which are not clearly and closely related to the debt host contract, are bifurcated and accounted for as a compound derivative.

At inception, the fair value of the host debt instrument amounted to RMB87,792 (US$14,149) was recorded as a long term bank borrowing in the consolidated balance sheet. The host debt instrument is accreted to the redemption value on the maturity date using the effective interest method. The compound derivatives are accounted for as a liability at fair value for each reporting period (note 17).

17.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Accrued expenses	14,424	13,986	2,254
Salaries and welfare payable	43,687	5,178	835
Business and other taxes payable	12,617	6,627	1,068
Unrecognized tax positions (note 25)	49,355	36,616	5,901
Other accruals	25,611	34,123	5,500
Financial derivatives*	—	33,663	5,425
Notes payable	795	—	—

	146,489	130,193	20,983

*	IFC loan includes the host debt instrument and embedded derivatives. The embedded derivatives are subject to bifurcation as a separate instrument and stated at fair value. As of December 31, 2014, the fair value of derivatives was RMB33,663 (US$5,425). The loss on changes in the fair value of derivatives amounted to RMB2,605 (US$420) was recognized in the consolidated statements of comprehensive income for the year ended December 31, 2014.

18.	OTHER LONG-TERM LIABILITIES

	As at December 31,
	2013	2014	2014
	RMB	RMB	US$
Deferred revenue, non-current portion	1,992	1,349	217
Lease deposits	2,000	2,000	322
Liability arising from an unfavorable contract*	28,377	—	—
Others	400	400	65

Total	32,769	3,749	604

*	Pursuant to a contract entered into between CAH and New Chang’an in 2011, CAH agreed to sell certain prepaid land lease to New Chang’an for a consideration of RMB7,527. This contract had not been executed upon acquisition of CAH by the Group in 2012. The excess of the fair value of the prepaid land lease over the consideration was accounted for as an unfavorable contract. The liability was derecognized upon the disposal of CAH in 2014.

19.	SHAREHOLDERS’ EQUITY

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

Special dividend

On January 7, 2014, the Board of Directors declared a special cash dividend of US$0.24 per ordinary share. The total amount for the special dividend is RMB201,583 (US$32,489), based on the number of ordinary shares that were outstanding as of September 30, 2013, which was paid in April 2014.

On July 28, 2014, the Board of Directors declared a special cash dividend of US$0.30 per ordinary share. The total amount for the special dividend is RMB251,979 (US$40,612), based on the number of ordinary shares that were outstanding as of March 31, 2014, which was paid in November 2014.

No other dividend has been declared for the years ended December 31, 2012, 2013 and 2014.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. MSC, CHM, AMT, Yundu, TKM, GZ Proton, JKSY and SHC were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the company law of the PRC, a domestic enterprise is required to provide at least 10% of its annual after-tax profit to the statutory common reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. CCM (SZ), JWYK and DTMZ were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.

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

The amount of net assets restricted was RMB1,851,112 (US$298,345) as of December 31, 2014.

21.	TAXATION

Enterprise income tax:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, Ascendium, OMS, Proton BVI and Allcure are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the United States of America. The Company’s activities are located solely in the state of Texas; therefore only the Federal Income tax of 35% is applied as there is no income sourced to Delaware for income tax purposes. The Texas sourced pass through income from investments is taxed at the partner level. CMS (USA) is incorporated in the State of Texas, U.S.A. in 2013 and does not conduct any substantive operations of its own. RMB1,246(US$201) profits tax has been made for US Proton for the year ended December 31, 2014.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2014. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

CMS Holdings, Cyber, King Cheers, CCM(HK) and GMI are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2014. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

China

In March 2007, enterprise income tax law (the “EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Shenzhen Special Economic Zone and Pudong New District, which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25%. The applicable rates for China entities (i.e. AMT, MSC, CHM, Yundu and TKM) would be 25%, 25% and 25% for 2012, 2013, 2014 and thereafter, respectively.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2009 to 2014 remain subject to examination by the tax authorities.

(Loss) income from continuing operations before income taxes consists of:

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Non – PRC	(22,250)	(24,037)	(17,561)	(2,830)
PRC	203,385	168,306	193,207	31,141

	181,135	144,269	175,646	28,311

The current and deferred components of the income tax expense from continuing operations appearing in the consolidated statements of comprehensive income are as follows:

	For the Year Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Current tax expense	51,890	46,377	56,526	9,111
Deferred tax expense	2,359	17,461	24,324	3,921

	54,249	63,838	80,850	13,032

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Income from continuing operations before income taxes	181,135	144,269	175,646	28,311

Income tax computed at the statutory tax rate of 25%	45,284	36,067	43,912	7,078
Effect of different tax rates in different jurisdictions	5,506	7,910	2,960	478
Non-deductible expenses	1,530	6,448	11,887	1,916
Interests and penalties on unrecognized tax positions	1,929	3,576	2,044	329
Changes of valuation allowance	—	(6,070)	(466)	(76)
Withholding tax	—	15,907	20,513	3,306

	54,249	63,838	80,850	13,032

The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the Years Ended December 31,
	2013	2014	2014
	RMB	RMB	US$
Balance at beginning of year	104,480	101,485	16,356
Additions based on tax positions related to the current year	19,182	8,890	1,433
Additions (decrease) related to prior year tax position	(22,177)	1,219	197
Decrease due to the disposal of CAH and WHT	—	(91,274)	(14,711)

Balance at end of year	101,485	20,320	3,275

At December 31, 2013 and 2014, there were RMB21,220 and RMB12,585(US$2,028) of unrecognized tax benefits that if recognized would affect the annual effective tax rate. In addition, at December 31, 2013 and 2014, there were approximately RMB80,762 and RMB7,735(US$1,247) of unrecognized tax benefits for which the ultimate recognition is relatively certain but there is uncertainty about the timing of the recognition. The amounts may affect the effective tax rate if recognized, in view of valuation allowance considerations.

It is possible that the amount of unrecognized tax positions will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The bases for interest and penalties are 0.05% per day and 50% respectively of the relevant income tax liabilities of the PRC subsidiaries. The Company recognized an increase amounting to RMB30,922, RMB9,822, RMB2,044 (US$329) in interest and penalties during the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the Company recognized RMB53,274 and RMB16,296(US$2,626), respectively of interest and penalties.

The components of deferred taxes are as follows:

	As at December 31
	2013	2014	2014
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	10,860	3,826	617
Allowance for doubtful accounts	46,565	697	112
Deferred revenue, current	2,679	1,002	161
Others	1,223	726	118

	61,327	6,251	1,008
Valuation allowance	(46,611)	(866)	(140)

Net deferred tax assets, current portion	14,716	5,385	868

Deferred tax liabilities, current portion
Deferred cost, current portion	(2,918)	(618)	(100)
Revenue generated from financing lease	(2,006)	(2,439)	(393)

Total deferred tax liabilities, current portion	(4,924)	(3,057)	(493)

Deferred tax assets, current portion, net*	10,652	3,556	573

Deferred tax liabilities, current portion, net*	(860)	(1,228)	(198)

Deferred tax assets, non-current portion
Depreciation and amortization	41,244	22,683	3,656
Deposits for non-current assets	5,548	5,548	894
Intangible assets	1,132	972	157
Deferred revenue, non-current portion	498	337	54
Long term receivables	432	432	70
Long term investment impairment	10,204	—	—
Net operating loss**	6,555	6,659	1073
Others	2,659	1,250	201

	68,272	37,881	6,105

Valuation allowance	(15,406)	(5,668)	(914)
Net deferred tax assets, non-current portion	52,866	32,213	5,192

Deferred tax liabilities, non-current portion
Deferred costs	(19,253)	(39,144)	(6,311)
Intangible assets	(7,972)	(6,098)	(983)
Property, plant and equipment	(40,811)	(12,015)	(1,935)
GZ Proton share transfer	—	(8,000)	(1,289)

Total deferred tax liabilities, non-current portion	(68,036)	(65,257)	(10,518)
Deferred tax assets, non-current portion, net ***	17,721	17,183	2,769

Deferred tax liabilities, non-current portion, net ***	(32,891)	(50,227)	(8,095)

*	As at December 31, 2013 and 2014, deferred tax assets, current portion of approximately RMB4,064 and RMB1,829 (US$295) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.
**	As of December 31, 2014, the Company had net operating losses from several of its PRC entities of RMB22,725, which can be carried forward to offset future taxable profit. The net operating loss carry forwards as of December 31, 2014 will expire in years 2016 to 2019 if not utilized.
***	As at December 31, 2013 and 2014, deferred tax assets, non-current portion of approximately RMB35,145 and RMB15,030 (US$2,423) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

The movement of valuation allowance is as follows:

	2013	2014	2014
	RMB	RMB	US$
Balance at beginning of year	(62,938)	(62,017)	(9,995)
Disposal of CAH and WHT	—	55,949	9,017
Change of valuation allowance in the current year	921	(466)	(76)

Balance at end of year	(62,017)	(6,534)	(1,054)

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax.

Based on the current year’s financial position and expected cash need of the Company, it is determined that a portion of the aggregate undistributed earnings of its PRC subsidiaries that were available for distribution were not considered to be indefinitely reinvested. In this regard, deferred income tax liabilities of RMB35,946(US$5,793) (2013: RMB14,571) have been provided under ASC 740-30, Income Taxes: Other Consideration or Special Areas as at 31 December 2014.

In 2013, the Company’s subsidiary in the U.S.A. entered into a loan agreement denominated in US dollar with the Company’s PRC subsidiary. A withholding tax of 10% under the US-China tax treaty is applied on interest payable to a non-US resident. The accrued interest payable to inter-company is nil (2013: RMB1,032) and the related provision for withholding tax is nil (2013: RMB103) as at December 31, 2014.

Undistributed earnings of the Company’s subsidiaries in the U.S.A. that are available for distribution at December 31, 2014 are considered to be transferred to the parent entity under ASC 740, Income Taxes, and accordingly, provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the U.S.A. The cumulative amount of such retained earnings are RMB1,656 (US$267) (2013: RMB4,110) and the related provision for withholding tax is RMB497 (US$80) (2013: RMB1,233) as at December 31, 2014.

Value-added taxes

Generally revenue earned from the provision of leasing and technical services is subject to 5% business tax for contracts prior to VAT reform, and is subject to 17% value added tax (“VAT”) for leasing and 6% for technical service for contracts signed after the promulgation of the VAT reform in the PRC. According to Guoshuihan [1999] No. 3402 issued by State Administration of Tax (the “SAT”), the revenue generated from certain qualified profit sharing cooperation arrangements, which is treated as investment income under existing PRC tax regulation is not subject to business taxes. One of the Group’s subsidiaries has not recorded any business taxes on certain of its leasing and management services on the basis that revenue generated from these profit sharing cooperation arrangements with hospitals are not subject to business taxes. Based on the above, management believes that it is not probable the SAT will challenge this subsidiary’s position that it’s not subject to business tax for those profit sharing cooperation arrangements.

22.	SHARE-BASED AWARDS

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

Share options

On September 30, 2011, the Company granted options to purchase 355,884 ordinary shares to its employees at an exercise price $2.17 per share, a contractual life of eight years and vest equally on the first, second, third, and fourth anniversary of the grant date. The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. The Company calculated the estimated grant date fair value of the share options granted on September 30, 2011, using a Black-Scholes Model.

On February 18, 2014, the Company granted options to purchase 3,479,604 ordinary shares to its employees at an exercise price of $2.04 per share that have a contractual life of eight years and vest over four equal installments on the first, second, third, and fourth anniversary of the grant date. The company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. The Company calculated the estimated grant date fair value of the share options granted on February 18, 2014, using a Binomial Tree Model, with key assumptions as follows.

February 18, 2014
Risk-free interest rate	2.33%
Dividend yield	5%
Expected volatility range	39.03%

The risk-free rate was based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The dividend yield was estimated based on the average of historical dividend yields of the Company. The volatility assumption was estimated based on the historical price volatility of ordinary shares of comparable companies in the health care industry. Forfeiture rate is estimated based on the historical and future expectation of employee turnover rate and will be adjusted to reflect future change in circumstances and facts, if any.

The following table summarizes employee share options activities for the year ended December 31 2014:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant- date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2014	4,643,734	US$	3.55	US$	1.25	4.05	—
Forfeited	—		—		—	—	—
Granted	3,479,604	US$	2.04	US$	0.65	7.13	—
Outstanding, December 31, 2014	8,123,338	US$	2.90	US$	0.99	5.37	—

Exercisable at December 31, 2014	5,218,911	US$	2.90	US$	0.99	5.37	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2012, 2013 and 2014.

As of December 31, 2014, there was RMB11,178 (US$1,802) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 3.13 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

Restricted shares

On February 18, 2014, July 1, 2014 and August 1, 2014, the Company granted restricted shares of the Company (“Restricted Shares”) of 1,370,250, 21,132 and 69,564, respectively. The Restricted Shares have a service condition where the grantees can remove restriction on 25% of total number of restricted shares on annual basis over a four year period ending the fourth anniversary of the grant date.

The following table summarizes the Restricted Shares granted for the year ended December 31, 2014. The fair value of Restricted Shares is simply the spot price of the Company’s ordinary shares in the absence of dividends.

Grant Date	Number of Awards	Fair Value per Share at the Grant date (US$)
February 18, 2014	1,370,250	1.93
July 1, 2014	21,132	2.35
August 1, 2014	69,564	2.44

The company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted shares activity for the year ended December 31, 2014 was as follows:

	Numbers of shares	Weighted average grant date fair value
		US$
Outstanding, January 1, 2014	—	—
Granted	1,460,946	1.96
Vested	—	—
Forfeited	—	—

Outstanding, December 31, 2014	1,460,946	1.96

Expected to vest, December 31, 2014	1,460,946	1.96

There was RMB13,536 (US$2,182) unrecognized share-based compensation cost related to restricted shares that is expected to be recognized over a weighted-average vesting period of 3.05 years.

The share-based compensation expense of the share-based awards granted to employees for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the Years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
General and administrative expenses	6,776	6,541	6,605	1,065
Selling expenses	2,308	2,263	744	120

	9,084	8,804	7,349	1,185

23.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group (note 14)
New Chang’an	Noncontrolling shareholder of CAH before disposal (note 4)
Shaanxi Juntai Real Estate Co., Ltd (“Shaanxi Juntai”)	Entity indirectly controlled by New Chang’an

b)	The Group had the following related party transactions for the years ended December 31, 2012, 2013 and 2014. These transactions arose from the discontinued operations.

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Provision of medical services:
Shaanxi Juntai	637	1,052	984	159

Loan to (repayment of a loan from):
New Chang’an	100,000	(6,590)	—	—

Interest income
New Chang’an	—	7,839	6,755	1,089

Purchase of medical supplies:
JYADK	5,249	805	484	78

The transaction amounts stated above for the year ended 31 December 2014 represented the transactions conducted by the Group before the completion of the disposal of CAH and WHT on December 18, 2014.

In addition, on December 3, 2014, the Group entered into an agreement with Datang, a related company of New Chang’an and independent of the Group, to sell the 52% equity interests in CAH and WHT to Datang for a total consideration of RMB397,923 (US$64,134). Further details of the transaction are included in note 4 to the financial statements.

c)	The balances between the Company and its related parties as of December 31, 2013 and 2014 are listed below. These balances relate to the discontinued operations and were derecognized on December 18, 2014 upon the disposal of CAH and WHT.

		As of December 31,
	Note	2013	2014	2014
		RMB	RMB	US$
Due from related parties, current:
New Chang’an		7,839	—	—
Shaanxi Juntai		2,426	—	—

		10,265	—	—

Loan to a noncontrolling shareholder, non-current
New Chang’an*		93,410	—	—

Due to related parties, current
JYADK		(1,717)	—	—
New Chang’an		(1,500)	—	—

		(3,217)	—	—

Due to related parties, non-current
Shaanxi Juntai		(19,301)	—	—
New Chang’an		(7,527)	—	—

		(26,828)	—	—

*	The repayment terms of the loan to New Chang’an are the same as the loan granted by a bank as at December 31, 2013 (note 16).

24.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB12,189 and RMB30,252 and RMB12,789 (US$2,061) for the years ended December 31, 2012, 2013 and 2014, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income as incurred. The total amounts for such employee benefits were approximately RMB108, RMB106 and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

25.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2014:

	RMB	US$
2015	9,845	1,587
2016	4,074	657
2017	3,500	564
2018 and thereafter	56,000	9,025

	73,419	11,833

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2012, 2013 and 2014, total rental expenses for all operating leases amounted to RMB8,986, RMB10,330 and RMB13,764 (US$2,218), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB30,663(US$4,942) at December 31, 2014, which are scheduled to be paid within one year.

Income taxes

As of December 31, 2014, the Group has recognized approximately RMB36,616(US$5,901) as an accrual for unrecognized tax positions (note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

26.	SEGMENT REPORTING

For the years ended December 31, 2012 and 2013, the Group had two operating segments, including network and hospital. After the disposal of CAH and WHT on December 18, 2014, which is presented as discontinued operations in the financial statements for the year ended December 31, 2014, the Group is only engaged in network business.

Information reported to the Group’s chief operating decision maker (“CODM”) for the purpose of resources allocation and performance assessment, focuses on the operating results of network business which is the sole operating segment of the Group. Accordingly, no operating segment information is presented.

As substantially all of the Group’s long-lived assets (mainly including property, plant and equipment) and revenues are in and derived from the PRC, no geographical segments are presented.

27.	INCOME PER SHARE

Basic and diluted income per share for each of the periods presented is calculated as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Numerator:
Net income from continuing operations	128,978	81,753	94,942	15,302
Net income from discontinued operations	1,853	4,140	29,767	4,798

Net income attributable to ordinary shareholders used in calculating income per ordinary share—basic and diluted	130,831	85,893	124,709	20,100

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	138,211,177	135,077,172	134,836,300	134,836,300
Weighted average number of ordinary shares outstanding used in calculating diluted income per share	138,211,177	135,077,172	135,180,642	135,180,642

Income per share – basic
Net income from continuing operations	0.94	0.61	0.70	0.11
Net income from discontinued operations	0.01	0.03	0.22	0.04

	0.95	0.64	0.92	0.15

Income per share – diluted
Net income from continuing operations	0.94	0.61	0.70	0.11
Net income from discontinued operations	0.01	0.03	0.22	0.04

	0.95	0.64	0.92	0.15

The effects of share options have been excluded from the computation of diluted income per share for the years ended December 31, 2012, 2013 and 2014 as their effects would be anti-dilutive.

For the year ended December 31, 2014, the effects of IFC loan have been excluded from the computation of diluted income per share as its effect would be anti-dilutive.

28.	FAIR VALUE MEASUREMENTS

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

In accordance with ASC 820, the Group measured derivative instruments at fair value as at December 31, 2014, on recurring basis using a valuation model with significant inputs that are directly or indirectly observable in the marketplace (Level 2).

The Group has no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2014.

The Group measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash	195,038	175,125	28,225
Amounts due from subsidiaries	386,909	374,237	60,316

Total current assets	581,947	549,362	88,541

Non-current assets:
Investment in subsidiaries	2,063,610	2,203,785	355,186
Deferred cost, non current	—	2,867	462

Total assets	2,645,557	2,756,014	444,189

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	390,464	307,128	49,500
Accrued expenses and other liabilities	6,421	45,920	7,401
Amounts due to subsidiaries	126,679	415,826	67,019

Total current liabilities	523,564	768,874	123,920

Long-term bank borrowings	—	189,591	30,554

Total liabilities	523,564	958,465	154,474

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2013 and 2014; outstanding shares—134,836,300 and 134,836,300 as of December 31, 2013 and 2014, respectively)	105	105	17
Treasury stock (7,517,232 and 7,517,232 as of December 31, 2013 and 2014, respectively)	(5)	(5)	(1)
Additional paid-in capital	2,520,338	2,074,125	334,288
Accumulated other comprehensive loss	(15,283)	(18,651)	(3,006)
Accumulated deficit	(383,162)	(258,025)	(41,583)

Total shareholders’ equity	2,121,993	1,797,549	289,715

Total liabilities and shareholders’ equity	2,645,557	2,756,014	444,189

Condensed statements of comprehensive income

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(19,879)	(24,028)	(7,892)	(1,272)
Selling expenses	(2,296)	(2,231)	(754)	(122)

Operating loss	(22,175)	(26,259)	(8,646)	(1,394)
Equity in profit or loss of subsidiaries	152,691	114,146	146,488	23,610
Interest income	307	1	570	93
Interest expense	—	(3,398)	(17,899)	(2,885)
Change in fair value of derivatives	—	—	2,605	420
Exchange gain	8	1,402	1,591	256

Net income	130,831	85,893	124,709	20,100

Net income attributable to ordinary shareholders	130,831	85,893	124,709	20,100

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	640	1,672	(3,368)	(543)

Total other comprehensive income	640	1,672	(3,368)	(543)

Comprehensive income	131,471	87,565	121,341	19,557

Condensed statements of cash flows

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash used in operating activities	(11,493)	(17,599)	(8,613)	(1,389)
Net cash provided (used in) by investing activities	(153,651)	20,827	304,646	49,100
Net cash provided (used in) by financing activities	163,177	187,455	(322,317)	(51,948)

Exchange rate effect on cash	399	(2,946)	6,371	1,027

Net increase (decrease) in cash	(1,568)	187,737	(19,913)	(3,210)
Cash at beginning of the year	8,869	7,301	195,038	31,435

Cash at end of the year	7,301	195,038	175,125	28,225

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

30.	SUBSEQUENT EVENTS

(1) On January 27, 2015, a special resolution was adopted by the Company’s shareholders at its annual general meeting to adopt a Fourth Amended and Restated Memorandum and Articles of Association (the “Amended M&A”), pursuant to which, (i) each share issued and outstanding immediately prior to the adoption of the Amended M&A was re-designated as a Class A Ordinary Share; and (ii) a new class of convertible shares was created (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Shares”). The Amended M&A provides that each Class B Ordinary Share entitles the holder thereof to 10 votes on any ordinary resolution or special resolution.

The directors of the Company had resolved, subject to the adoption of the Amended M&A, to issue 45,787,948 Class B Ordinary Shares to Morgancreek Investment Holdings Limited (“Morgancreek”), in exchange of 45,787,948 Class A Ordinary Shares held by Morgancreek. As of January 27, 2015, the date of the annual general meeting, Morgancreek held 45,787,948 ordinary shares and 4,660,976 American Depository Shares (representing 13,982,928 ordinary shares) of the Company. Mr. Jianyu Yang, the chairman and chief executive officer of the Company and Mr. Zheng Cheng, the president, chief operating officer and a director of the Company, beneficially owns 60% and 40% equity interest of Morgancreek, respectively.

(2) On March 27, 2015, the Company announced the signing of a purchase agreement to acquire 100% equity interests in Fortis Healthcare Singapore Pte. Limited (“FSH”) from Fortis Healthcare International Pte. Limited, which is a private facility in Singapore that was established in July 2012, currently with 31 bed patient capacity, for a cash consideration of SGD55,000 (RMB257,666). The consideration was paid on April 6, 2015 and the acquisition was closed on April 7, 2015.

After the acquisition, the Company will start the application to Singapore’s Ministry of Health to change the FSH name into Singapore Concord Cancer Hospital, and to add more medical specialties (e.g. oncology, cardiology, respiratory, dermatology, renal medicine, endocrinology radiotherapy, and robot-assisted surgery).

The Company is in the process of completing the initial accounting for the business combination at the date of these financial statements.