Form 20-F
period 2015-12-31
Concord Medical Services Holdings Ltd
filed 2016-04-28
CIK 1472072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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
Beijing 100013
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Class A ordinary shares, par value US$0.0001 per share*	Name of Each Exchange on Which Registered New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares, or ADSs, on the New York Stock Exchange. Each ADS represents the right to receive three Class A ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

132,994,201 Class A Ordinary Shares Issued and Outstanding

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Beijing Meizhong Jiahe Hospital Management Co., Ltd., Beijing Yundu Internet Technology Co., Ltd., Shenzhen Aohua Medical Technology Development Co., Ltd., Tianjin Concord Medical Technology Limited, Medstar (Shanghai) Leasing Co., Ltd., Guangzhou Concord Cancer Hospital Co., Ltd., Beijing Century Friendship Science & Technology Development Co., Ltd., Guangzhou Jinkangshenyou Investment Co., Ltd., Shanghai Concord Cancer Hospital Co., Ltd, Shenzhen Concord Medical Investment Limited, Beijing Allcure Medical Science & Technology Ltd., Beijing Concord Medical Technology Limited, Beijing Proton Medical Center, Shanghai Taifeng Medical Techology Ltd., Datong Meizhong Jiahe Cancer Center and Wuxi Concord Medical Development Ltd.

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and

•	“SGD” and “Singapore dollars” are to the legal currency of Singapore.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) and other consolidated financial data for the years ended December 31, 2013, 2014 and 2015 (other than the income (loss) per ADS data) and the selected consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheets data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Concord Medical
	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data
Revenues, net of business tax, value-added tax and related surcharges	450,125	455,651	563,124	606,883	616,485	95,169
Cost of revenues	(159,416)	(164,523)	(217,655)	(274,562)	(353,336)	(54,546)
Gross profit	290,709	291,128	345,469	332,321	263,149	40,623
Operating expenses:
Selling expenses(1)	(37,453)	(53,911)	(104,667)	(95,096)	(112,815)	(17,416)
General and administrative expenses(2)	(80,628)	(61,106)	(84,506)	(53,576)	(132,952)	(20,524)
Impairment of long-lived assets	(333,934)	(3,360)	—	—	(23,125)	(3,570)
Other operating income	—	9,185	—	—	—	—
Operating income (loss)	161,306	181,936	156,296	183,649	(5,743)	(887)
Interest expense	(6,454)	(12,452)	(36,884)	(53,470)	(53,214)	(8,215)
Foreign exchange (loss) gains, net	(10,975)	(117)	784	9,585	10,348	1,597
Gain (loss) from disposal of property, plant and equipment	—	4,432	(1,235)	(3,955)	(4,220)	(651)
Interest income	13,357	5,853	9,828	21,208	22,447	3,465
Changes in fair value of derivatives	—	—	—	2,605	33,731	5,207
Loss on debt extinguishment	—	—	—	—	(36,648)	(5,657)
Income (loss) from equity method investments	—	1,790	13,470	13,911	(5,572)	(860)
Other income (expense), net	346	(307)	2,010	2,113	33,617	5,190
Income (loss) from continuing operations before income taxes	(165,032)	181,135	144,269	175,646	(5,254)	(811)
Income tax expenses	(46,320)	(54,249)	(63,838)	(80,850)	(74,025)	(11,427)
Net (loss) income from continuing operations	(211,352)	126,886	80,431	94,796	(79,279)	(12,238)
Net income from discontinued operations	—	7,594	10,765	25,476	—	—
Net income (loss)	—	134,480	91,196	120,272	(79,279)	(12,238)
Net income (loss) attributable to non-controlling interests	3,651	3,649	5,303	(4,437)	(975)	(151)
Net (loss) income attributable to ordinary shareholders	(215,003)	130,831	85,893	124,709	(78,304)	(12,087)
(Loss) earnings per share – basic / diluted	(1.51)	0.95	0.64	0.92	(0.58)	(0.09)
From continuing operations	(1.51)	0.95	0.61	0.70	(0.58)	(0.09)
From discontinued operations	—	—	0.03	0.22	—	—
(Loss) earnings per ADS – basic / diluted	(4.53)	2.84	1.92	2.76	(1.75)	(0.27)
From continuing operations	(4.53)	2.84	1.83	2.10	(1.75)	(0.27)
From discontinuing operations	—	—	0.09	0.66	—	—

(1)	Our selling expenses included share-based compensation of RMB2.4 million in 2011, RMB2.3 million in 2012, RMB2.3 million in 2013, RMB0.7 million in 2014 and RMB0.8 million (US$0.1 million) in 2015.

(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2011, 2012, 2013, 2014 and 2015 of RMB6.9 million, RMB6.8 million, RMB6.5 million, RMB6.6 million and RMB7.3 million (US$1.1 million), respectively.

	Concord Medical
	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
Cash	219,078	75,382	283,033	478,682	485,440	74,938
Total current assets	733,657	853,133	1,300,010	1,463,682	1,505,065	232,342
Property, plant and equipment, net	1,068,703	1,522,920	1,492,573	749,683	918,815	141,841
Goodwill	—	292,885	292,885	—	—	—
Intangible assets, net	129,018	146,512	116,843	61,243	43,453	6,708
Total assets	2,393,446	3,665,220	4,093,557	2,959,332	3,601,422	555,964
Total current liabilities	859,533	1,174,659	769,819	769,819	1,510,995	233,257
Long-term bank borrowings, current portion	77,479	191,473	273,310	246,233	350,786	54,152
Total equity	2,038,096	2,339,910	2,433,717	1,800,058	1,433,788	221,339
Total liabilities and equity	2,393,446	3,665,220	4,093,557	2,959,332	3,601,422	555,964

	Concord Medical
	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	137,102	259,515	259,033	490,381	(175,138)	(27,038)
Net cash (used in) generated from investing activities(1)	(494,867)	(659,290)	(133,540)	287,055	(391,083)	(60,372)
Net cash generated from (used in) financing activities	41,785	255,932	77,722	(579,144)	590,398	91,141
Exchange rate effect on cash	(725)	147	4,436	(2,643)	(17,419)	(2,689)
Net (decrease) increase in cash	(316,705)	(143,696)	207,651	195,649	6,758	1,042

(1)	Net cash used in investing activities in 2011, 2012, 2013 and 2015 includes acquisitions, net of cash acquired, of RMB20.3 million, RMB223.4 million, nil and RMB250.1 million (US$38.6 million), respectively. Net cash generated from investing activities in 2014 and 2015 includes disposal, net of cash disposal, of RMB280.1 million and RMB78.8 million (US$12.2 million), respectively.

	Concord Medical
	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	114,250	115,009	135,268	144,694	111,922	17,278
Head gamma knife systems	77,035	76,239	68,553	58,509	53,895	8,320
Body gamma knife systems	42,512	31,365	42,016	31,478	32,959	5,088
PET-CT scanners	59,054	71,895	107,536	116,078	140,598	21,704
MRI scanners	65,031	79,220	83,619	103,197	106,085	16,377
Others(1)	22,576	38,602	61,564	57,635	79,749	12,311
Total net revenues — lease and management services	380,457	412,330	498,556	511,591	525,208	81,078

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.

As part of our growth strategy, we plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will focus on providing a variety of radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, at the Beijing Proton Medical Center, our planned proton center, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we have limited experience in operating our own centers and hospitals, or in providing many of the services that we plan to offer in such centers and hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as compared to the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our own centers and hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own centers and hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new centers and hospitals.

We plan to carry out a number of large-scale hospital construction projects in the near future, which requires substantial increase in capital expenditures. Our operational and financial conditions and results will be adversely affected if we could not effectively manage our capital expenditures.

We plan to build one proton center in Beijing and two premium cancer hospitals in Shanghai and Guangzhou. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, our planned proton center and premium cancer hospitals need to train our staff members properly, provide services and treatment environment superior to local hospitals as well as to install high-end equipment, including CyberKnife, IMRT (Intensity-Modulated Radiation Therapy) and proton beam therapy. The required capital expenditures will be substantial. The process of capital expenditures planning, designing and construction of the proton center and premium cancer hospitals will be time consuming and complex which requires a dedicated team in our company. We do not have prior experience and existing team in managing hospital projects of the planned size. If we cannot manage the process properly, our operating and financial results would be adversely affected.

Our growth plan includes the construction of proton centers, premium cancer hospitals and specialty cancer hospitals. If we cannot identify and seize the growth opportunities in the fast-changing market, our future growth will face uncertainties.

We plan to build proton centers, premium cancer hospitals and specialty cancer hospitals in multiple regions in China. These free-standing centers and hospitals will not be affiliated with local government hospitals like our current cooperative centers. While the current healthcare reform policies encourage the establishment of private medical institutions, the implementation process will be complex and time-consuming and subject to uncertainty. We are in the process of identifying suitable regions for such free-standing centers and hospitals by taking into consideration a number of factors including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market, acquire required government approvals in a timely manner and control planned investments. In addition, we may face competition from our existing cooperative centers.

We may encounter difficulties in successfully opening new cooperative centers or renewing agreements for existing cooperative centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.

Our growth was driven by our ability to expand our network of radiotherapy and diagnostic imaging centers by entering into new agreements primarily with top-tier hospitals in China, which are 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the National Health and Family Planning Commission of the PRC, or the NHFPC. The agreements that hospitals enter into with us and our competitors are typically long-term in nature with terms of up to 20 years. As a result, in any locality or at any given time, there may only be a limited number of top-tier hospitals that have not yet entered into long-term agreements with us or our competitors and with which we are able to enter into new agreements. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or PET-CT scanners, will further limit the number of top-tier hospitals that we or our competitors can enter into agreements within a given period. See “—Risks Related to Our Industry— Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.” Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Some of our competitors may have greater financial resources than us, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may choose to purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors. If we are unable to compete effectively in entering into agreements with new hospital partners or to renew existing agreements on favorable terms, or at all, or if hospitals choose to purchase and manage their own medical equipment, our growth prospects could be materially and adversely affected. Finally, the development of new cooperative centers generally involves a ramp-up period during which time the operating efficiency of such cooperative centers may be lower than our established cooperative centers, which may negatively affect our profitability.

We have historically derived a significant portion of our revenues from cooperative centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.

We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. In 2013, 2014 and 2015, net revenues derived from our top five hospital partners amounted to approximately 24.2%, 22.5% and 25.3% of our total net revenues, respectively. Our largest hospital partner accounted for 5.6%, 6.4% and 7.5% of our total net revenues during those periods, respectively. In addition, cooperative centers located in Beijing, Henan province and Sichuan Province accounted for 17.1%, 9.4% and 8.5% of our total net revenues in 2013, respectively, cooperative centers located in Beijing, Shandong and Jiangsu accounted for 15.0%, 8.9% and 7.7% of our total net revenue in 2014, respectively, and cooperative centers located in Beijing, Shandong and Shanghai accounted for 16.7%, 14.6% and 12.8% of our total net revenues in 2015, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:

•	reduction in the number of patient cases at the cooperative centers located at these hospital partners;

•	loss of key experienced medical professionals;

•	decrease in the profitability of such centers;

•	failure to maintain or renew our agreements with these hospital partners;

•	any failure of these hospital partners to pay us our contracted percentage of any such center’s revenue net of specified operating expenses;

•	any regulatory changes in the geographic areas where our hospital partners are located; or

•	any other disputes with these hospital partners.

In addition, the top ten of our hospital partners in terms of revenue contribution, accounted for 42.5% of our total network accounts receivable as of December 31, 2015. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.

We conduct our business in a heavily regulated industry.

The operation of our network of centers and our hospitals is subject to various laws and regulations issued by a number of government agencies at the national and local levels. Such rules and regulations relate mainly to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy and diagnostic imaging equipment, the licensing and operation of medical institutions, the licensing of medical staff and the prohibition on non-profit civilian medical institutions from entering into cooperation agreements with third parties to set up for-profit centers that are not independent legal entities. Our growth prospects may be constrained by such rules and regulations, particularly those relating to the procurement of large medical equipment. If we or our hospital partners fail to comply with such applicable laws and regulations, we could be required to make significant changes to our business and operations or suffer fines or penalties, including the potential loss of our business licenses, the suspension from use of our medical equipment, and the suspension or cessation of operations at cooperative centers in our network. In addition, many of the agreements we have entered into with our hospital partners provide for termination in the event of major government policy changes that cause the agreements to become inexecutable. Our hospital partners may invoke such termination right to our disadvantage.

We depend on our hospital partners to recruit and retain qualified doctors and other medical professionals to ensure the high quality of treatment services provided in our network of centers.

Our success is dependent in part upon our and our hospital partners’ ability to recruit, train, manage and retain doctors and other medical professionals. Although we may help our hospital partners to identify and recruit suitable, qualified doctors and other medical professionals, almost all of these medical professionals in our network of centers are employed by our hospital partners rather than by us. As a result, we may have little control over whether such medical professionals will continue to work in the cooperative centers within our network. In addition, there is a limited pool of qualified medical professionals with expertise and experience in radiotherapy and diagnostic imaging in China and Singapore, and we and our hospital partners face competition for such qualified medical professionals from other public hospitals, private healthcare providers, research and academic institutions and other organizations. In the event that we or our hospital partners fail to recruit and retain a sufficient number of these medical professionals, the resulting shortage could adversely affect the operation of cooperative centers in our network and our hospital and our growth prospects.

Any failure by our hospital partners to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could have a material adverse effect on our business and financial condition.

Most of the cooperative centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the cooperative centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB272.3 million, RMB265.0 million and RMB215.8 million (US$33.3 million) as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, approximately 10.2% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2014 were still outstanding. The average turnover days of our network accounts receivable in 2015 were 145 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the cooperative centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new centers and hospitals through the selective acquisition of hospital businesses in China and overseas or assets or the formation of joint ventures, and we may continue to do so in the future. For example, in December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center, or the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, and later in August 2015, we acquired an additional 7.04% of its equity interest from an existing owner of the general partner. In April 2015, we acquired 100% of the equity interest in Concord Healthcare Singapore Pte. Ltd., or Concord Cancer Hospital, from Fortis Healthcare International Pte. Limited. In January 2016, we acquired 100% equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., which owns 55% of our Beijing Proton Medical Center, from Chang’an Information Industry (Group) Co., Ltd. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. For example, in December 2014 we disposed our 52% equity interest in Chang’an Hospital which we acquired in 2012, in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and hospitals. Integration of acquired businesses or assets or cooperation with joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may divert key members of our management’s focus from other important aspects of our business.

In addition, we may be unable to successfully integrate or retain employees or management of the acquired businesses or assets or retain the acquired entity’s patients, suppliers or other partners. Consequently, we may not achieve the anticipated benefits of any acquisitions or joint ventures. We cannot assure you that any transformation and integration would be implemented successfully, or without incurring significant cost. Furthermore, future acquisitions or joint ventures could result in potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, contingent liabilities or expenses, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

We had net current liabilities as of December 31, 2015 and we cannot assure you that we will not experience net current liabilities in the future.

We had net current liabilities of RMB5.9 million (US$0.9 million) as of December 31, 2015, primarily due to cost incurred in connection with the acquisition of Concord Cancer Hospital. and investment in additional equity interest in the MD Anderson Proton Therapy Center in 2015. The total consideration we paid for the acquisition of Concord Cancer Hospital. and the additional equity interest in the MD Anderson Proton Therapy Center was US$39.1 million and US$4.6 million, respectively. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we cannot assure you that we will not have net current liabilities in the future. If we fail to generate current assets to the extent that the aggregate amount of our current assets on any given day exceeds the aggregate current liabilities on the same day, we will continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that government authorities will not interpret regulations differently from us to find that our lease and management agreements are still not in compliance with relevant regulations.

We believe that our lease and management agreements with civilian public hospital partners, which terms continue to provide that our revenues from hospital-based centers are to be calculated based on contracted percentages of each center’s revenue net of specified operating expenses, are in compliance with the Implementation Opinions on the Classified Management of Urban Medical Institutions and the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions. However, we cannot assure you that the NHFPC or other competent authorities will not interpret these regulations differently to find that our lease and management agreements are still not in compliance with such regulations, in which instance, such authorities could, among other things, declare our lease and management agreements to be void, order our civilian hospital partners to terminate such agreements with us, order our civilian hospitals partners to suspend or cease operation of the centers governed by such agreements, suspend the use of our medical equipment, or confiscate revenues generated under the noncompliant agreements. Furthermore, we may have to change our business model which may not be successful. If any of the above were to occur, our business, financial condition and results of operation could be materially and adversely affected.

There may be corrupt practices in the healthcare industry in China, which may place us at a competitive disadvantage if our competitors engage in such practices and may harm our reputation if our hospital partners and the medical personnel who work in our centers, over whom we have limited control, engage in such practices.

There may be corrupt practices in the healthcare industry in China. For example, in order to secure agreements with hospital partners or to increase direct sales of medical equipment or patient referrals, our competitors, other service providers or their personnel or equipment manufacturers may engage in corrupt practices in order to influence hospital personnel or other decision-makers in violation of the anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act, or the FCPA. We have adopted a policy regarding compliance with the anti-corruption laws of China and the FCPA to prevent, detect and correct such corrupt practice. However, as competition persists and intensifies in our industry, we may lose potential hospital partners, patient referrals and other opportunities to the extent that our competitors engage in such practices or other illegal activities. In addition, our partner hospitals or the doctors or other medical personnel who work in our network of centers may engage in corrupt practices without our knowledge to procure the referral of patients to cooperative centers in our network. Although our policies prohibit such practices, we have limited control over the actions of our hospital partners or over the actions of the doctors and other medical personnel who work in our network of centers since they are not employed by us. If any of them were to engage in such illegal practices with respect to patient referrals or other matters, we or the cooperative centers in our network may be subject to sanctions or fines and our reputation could be adversely affected by any negative publicity stemming from such incidents.

We rely on the doctors and other medical professionals providing services in our network of centers and our hospital to make proper clinical decisions and we rely on our hospital partners to maintain proper control over the clinical aspects of the operation of our network of centers.

We rely on the doctors and other medical professionals who work in our network and our hospital to make proper clinical decisions regarding the diagnosis and treatment of their patients. Although we develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques and host seminars and conferences to facilitate consultation among doctors providing services in our network of centers, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each cooperative center and over the doctors and other medical professionals who work in such centers. Any incorrect clinical decisions on the part of doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each cooperative center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. The cooperative centers in our network have experienced claims as to a limited number of medical disputes since they commenced operations. Any expenses resulting from such liability claims are generally required to be accounted for as expenses of the relevant cooperative center, which could reduce our revenue derived from such center. Furthermore, any incorrect clinical decisions on the part of doctors and other medical professionals in our own hospital or our failure to properly manage the clinical activities of our own hospital will subject us to direct liability claims for any such accidents, which could result in significant legal defense costs for us, harm our brand name and have a material adverse effect on our business, financial condition and results of operations. We do not carry malpractice or other liability insurance at many of the cooperative centers in our network, and at those cooperative centers and our own hospital that do carry such insurance, it may not be sufficient to cover any potential liability that may result from such claims. For our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will likely face direct liability claims for any such incidents.

When we open our proton centers, premium cancer hospitals and specialty cancer hospitals, we expect to face the risk of increased exposure to liability claims and our malpractice insurance may not be sufficient to cover such increased liability exposure.

Our planned proton center, premium cancer hospitals and specialty cancer hospitals are currently under development or held for future development. We expect to open the first of our specialty cancer hospitals, Datong Meizhong Jiahe Cancer Center, in the second half of 2016. Once we start operating these hospitals, it is possible that claims alleging medical malpractice against us in these hospitals may arise from time to time. We may need to obtain the types of insurance that we do not currently carry for the coverage of additional liability exposure associated with the operation by us of these hospitals once these hospitals are in operation. However, there can be no assurance that such insurance coverage will be available at a reasonable price or that we will be able to maintain adequate levels of liability insurance coverage, if at all. Any failure for us to maintain sufficient liability insurance coverage for our operation of these hospitals at a reasonable price could subject us to substantial cost and diversion of resources arising out of liability claims and such insurance coverage could also increase our expenses and decrease our profitability, which would have an adverse effect on our business, financial condition and results of operations.

Any failures or defects of the medical equipment in our network of centers or any failure of the medical personnel who work at the cooperative centers in our network to properly operate our medical equipment could subject us to liability claims and we may not have sufficient insurance to cover any potential liability.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may contain defects or experience failures. We rely to a large degree on equipment manufacturers to provide adequate technical training on the proper operation of our complex medical systems to the medical technicians who work in our network of centers. If such medical technicians are not properly and adequately trained by the equipment manufacturers or by us, they may misuse or ineffectively use the complex medical equipment in our network of centers. These medical technicians may also make errors in the operation of the complex medical equipment even if they are properly trained. Any medical equipment defects or failures or any failure of the medical personnel who work in the cooperative centers to properly operate the medical equipment could result in unsatisfactory treatment outcomes, patient injury or possibly death. Although the liability for any such incidents rests with the equipment manufacturers or the medical technicians, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, any expenses resulting from such liability claims may be accounted for as expenses of the cooperative center, which could reduce our revenue derived from such center. We do not carry product liability insurance at any of the cooperative centers in our network.

Any downtime for maintenance and repair of our medical equipment could lead to business interruptions that could be expensive and harmful to our reputation and to our business.

Significant downtime associated with the maintenance and repair of medical equipment used in our network of centers and our hospital would result in the inability of our cooperative centers and our hospital to provide radiotherapy treatment or diagnostic imaging services to patients in a timely manner. We primarily rely on equipment manufacturers or third party service companies for maintenance and repair services. The failure of manufacturers or third party service companies to provide timely repairs on our equipment could interrupt the operation of our cooperative centers in our network and our hospital for extended periods of time. Such extended downtime could result in lost revenues for us and our partner hospitals, dissatisfaction on the part of patients and our partner hospitals and damage to the reputation of the cooperative centers in our network, our partner hospitals, our own hospital and our company.

We rely on a limited number of equipment manufacturers.

Much of the medical equipment used in our network of centers and our hospital is highly complex and is produced by a limited number of equipment manufacturers. These equipment manufacturers provide training on the proper operation of our medical equipment to the medical personnel who work in the cooperative centers in our network and our hospital as well as maintenance and repair services for such equipment. Any disruption in the supply of the medical equipment or services from these manufacturers, including as a result of failure by any such manufacturers to obtain the requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture, may delay the development of new cooperative centers and our planned hospitals or negatively affect the operation of existing cooperative centers and our hospital and could have a material adverse effect on our business, financial condition and results of operations.

We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.

We have applied for and obtained the registration of our trademark “Medstar” and nine other trademarks including “Concord Medical” in China to protect our corporate name. As of December 31, 2015, we also owned the rights to 122 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

Furthermore, we cannot be certain that the equipment manufacturers from whom we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. We have in the past been subject to, and may in the future continue to be subject to, such claims by third parties. As a result, we may be named as a defendant in, or joined as a party to, any intellectual property infringement proceedings against equipment manufacturers relating to any equipment we have purchased. If a court determines that any equipment we have purchased from our equipment manufacturers infringes the intellectual property rights of any third party, we may be required to pay damages to such third party and the cooperative centers in our network may be prohibited from using such equipment, either of which could damage our reputation and have a material adverse effect on our business prospects, financial condition and results of operations. In addition, any such proceeding may also be costly to defend and may divert our management’s attention and other resources away from our business. Furthermore, the standard equipment purchase agreements that we enter into with our equipment manufacturers typically do not contain indemnification provisions for intellectual property claims. Although we have obtained specific indemnity from one equipment manufacturer for a patent infringement claim, there can be no assurance that we would be able to recover any damages, lost profits or litigation costs resulting from any intellectual property infringement claims or proceedings in which we are named as a party.

We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.

Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could have an adverse effect on our financial condition and results of operation. In addition, the operations of our network of centers and our hospital may be particularly vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers and hospital. Also, we do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our cooperative centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.

Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.

Most of the radiotherapy and diagnostic imaging equipment in our network of centers and our hospital, including gamma knife systems, proton beam therapy systems, linear accelerators and PET-CT systems, contain radioactive materials or emit radiation during operation. Radiation and radioactive materials are extremely hazardous unless properly managed and contained. Any accident or malfunction that results in radiation contamination could cause significant harm to human beings and could subject us to significant legal expenses and result in harm to our reputation. Although equipment manufacturers and our hospital partners and their staff may bear some or all of the liability and costs associated with any accidents or malfunctions, if we are found to be liable in any way we may also face severe fines, legal reparations and possible suspension of our operating permits, all of which could have a material and adverse effect on our business, results of operations and financial condition. Also, certain of our medical equipment require the periodic replacement of their radioactive source materials. We do not directly oversee the handling of radioactive materials during the replacement or reloading process or during the disposal process, and any failure on the part of our hospital partners or us to handle or dispose of such radioactive materials in accordance with PRC and Singapore laws and regulations may have an adverse effect on the operation of such centers and hospital.

Any change in the regulations governing the use of medical data in China, which are still in development, could adversely affect our ability to use our medical data and could potentially subject us to liability for our past use of such medical data.

The cooperative centers in our network collect and store medical data from radiotherapy treatments for purposes of analysis, use in training doctors providing services in our cooperative network and improving the effectiveness of the treatments provided in our network of centers. In addition, doctors in our network utilize such medical data to conduct clinical research. We do not make any such medical data public and only keep such medical data for our internal use and for research purposes by doctors upon the approval of our medical affairs department and our hospital partners. Chinese regulations governing the use of such medical data are still in development but currently do not impose any restrictions on the internal use of such data by us as long as we have the permission of our hospital partners who have ownership of such data. Any change in the regulations governing the use of such medical data could adversely affect our ability to use such medical data and could subject us to liability for past use of such data, either of which could have a material adverse effect on our business, operations and financial results.

Our future proton centers and premium cancer hospitals will provide patients high-end medical services and medicines that are not covered by the national basic medical insurance, and as a result we may need to cooperate with commercial insurance companies and face risks in respect of charge fees and patients’ ability of payment.

Currently, the majority of patients in our network of centers are covered under the national basic medical insurance. We settle the payment with the local medical insurance agencies on regular basis. However, our planned proton centers and premium cancer hospitals will offer high-end radiotherapy and other services that will not be covered under the national basic medical insurance program. Our patients need to self-pay or be covered under various commercial insurances. We will need to negotiate with various insurance companies, both domestic and international, to enroll our hospitals into their coverage. We cannot assure you that we can establish and manage the business relationship with insurance companies properly and effectively. Without the insurance coverage, our future revenue may not meet our forecasts and profitability will be adversely affected. We may also face collection risks as insurance companies may decide not to pay for certain clinical procedures or refuse to pay accordingly to our requests.

With the rising conflicts between doctors and patients, if we cannot properly handle disputes in a timely manner with the patients, we will face the increasing risk of litigation.

Recently, there were increases in number of incidents of patient-doctor conflicts and litigations in China. Patients in China are demanding higher-service quality of the medical services and treatments they receive from hospitals. In our centers and hospitals, we also deal with patient disputes and litigations due to real or perceived medical incidents and practices. While we offer periodic training to all medical staff in our centers and hospitals, our patients may still raise issues with the treatment procedures, especially with cancer patients who experience higher than expected side-effects, sometimes resulting in unexpected deaths. While all of our cooperative centers and our hospital in operation are covered by medical malpractice insurance and we also purchased body-injury insurance for our medical staff, the process to reach a settlement, usually financial settlement under the medical malpractice insurance, is time-consuming and our management team needs to divert their attention from the normal operation of the centers and hospital. If we cannot properly handle the medical disputes in our centers and hospitals, we may face increasing risks of litigation and our reputation among patients may be affected adversely.

The proper implementation of our strategy requires that we recruit, train and retain the doctors, specialists and other medical staff. If we cannot achieve the proper levels of doctor recruitment and retention, our current and future hospitals’ business may be adversely affected.

The financial and operational performance of our existing hospital and our planned proton center, premium cancer hospitals and specialty cancer hospitals depend significantly on our ability to attract and retain quality doctors, nurses, hospital administrators and managers. Under the current regulatory environment in China, doctors and nurses are affiliated with various hospitals, whose professional registration and accreditation need the approval of hospitals they serve. The government policy is relaxing on the mobility of doctors and other medical professionals, such as the policy to allow “multiple-location practice” for doctors. However, full enactment and implementation may take time and vary from region to region. In order to attract, train and retain a qualified team of doctors, nurses and hospital managers, we may need to offer compensation packages superior to those of government hospitals, provide more professional training opportunities, such as overseas training and exchange, and include the medical team into our employee share incentive plan. These measures may result in higher compensation and administrative expenses and therefore might have an adverse effect on our financial and operational results.

Our business is subject to seasonality.

During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals. Since our cooperative centers are located within the government hospitals, they are subjected to seasonality of the patient traffic as well. Our planned proton center, premium cancer hospitals and specialty cancer hospitals will also be affected by seasonality, although to a lesser degree, as cancer patients need to receive treatment and diagnosis immediately. If we cannot manage and mitigate the seasonality effectively, our financial and operational results will be adversely affected.

Our business depends substantially on the continuing efforts of our executive officers and other key personnel, and our business may be severely disrupted if we lose their services.

We depend on key members of our management team and that of our material subsidiary, which include Dr. Jianyu Yang, chairman and our chief executive officer, Dr. Zheng Cheng, a director, Mr. Adam Jigang Sun, our chief investment officer, Mr. Jing Zhang, the president of Beijing Meizhong Jiahe Hospital Management Co., Ltd., Mr. Yaw Kong Yap, our chief financial officer, as well as other key personnel for the continued growth of our business. The loss of any of these members of our management team and that of our material subsidiary or other key employees could delay the implementation of our business strategy and adversely affect our operations. Our future success will also depend in large part on our continued ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. We cannot assure that we can always make similar smooth transition if any executive officers or key personnel were to leave our company in the future. Although none of the key members of our management team is nearing retirement age in the near future and we are not aware of any current key members of our management team and that of our material subsidiary or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, we do not maintain key employee insurance. We have entered into employment agreements and confidentiality agreements with all of the key members of our management team and other key personnel. However, if any disputes arise between any of our key members of our management team or other key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all key members of our management team and other key personnel reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

Furthermore, if we raise additional funds through equity or equity-linked financings, your equity interest in our company may be diluted. Alternatively, if we raise additional funds by incurring debt obligations, we may be subject to various covenants under the relevant debt instruments that may, among other things, restrict our ability to pay dividends or obtain additional financing, or require us to provide notice or obtain consent for certain significant corporate events. Some of our loan agreements may even contain cross-default provisions where a technical default on one of our obligations under other agreements will trigger a technical default under such agreements. Servicing such debt obligations could also be burdensome to our operations. If we fail to service such debt obligations or are unable to comply with any of these covenants, we could be in default under such debt obligations and our liquidity and financial condition could be materially and adversely affected.

If we fail to comply with financial covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

We have entered into and may in the future enter into loan agreements containing financial covenants that require us to maintain certain financial ratios. We may not be able to comply with some of those financial covenants from time to time. If we need to obtain waivers from lenders in the future with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have granted security interests over certain of our medical equipment in order to secure bank borrowings. Any failure to satisfy our obligations under such borrowings could lead to the forced sale of such equipment.

In order to secure bank loans in an aggregate amount of RMB1,086.2 million, RMB903.8 million and RMB1,190.0 million (US$183.7 million) as of December 31, 2013, 2014 and 2015, respectively, we have granted security interests in equipment with a net carrying value of RMB502.6 million , RMB164.9 million and RMB138.3 million (US$21.4 million), respectively, representing 33.7% , 22.0% and 15.1% of the net value of our net property, plant and equipment of RMB1,492.6 million, RMB749.7 million and RMB918.8 million (US$141.8 million) as of December 31, 2013, 2014 and 2015, respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2010.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009 and November 26, 2011. We are required to account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2012 and 2013. On February 18, 2014, we granted option to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share. We also granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares, respectively, on February 18, 2014, July 1, 2014 and August 1, 2014 to certain directors, officers and employees. We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of RMB8.8 million in 2013, RMB7.3 million in 2014 and RMB8.1 million (US$1.2 million) in 2015 related to share-based awards. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC and Singapore. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

We believe we were not a “passive foreign investment company,” or a PFIC, for our taxable year ended on December 31, 2015, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Passive Foreign Investment Company.”

Risks Related to Our Industry

Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.

The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the Ministry of Health or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the NHFPC and the NDRC and large medical equipment procurement licenses are issued by the NHFPC. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the NHFPC and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations issued by the Ministry of Health stipulate that from 2011 to 2015, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 160 and by the end of 2015, the total number of PET-CT systems in China cannot exceed 270. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although the current number of procurement licenses available did not have a significant impact on our existing expansion plan in 2016, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners and our planned hospital(s) to obtain such licenses as expected, may affect our expansion plan after 2016, which could have a material adverse effect on our future prospects.

In addition, for most of the medical equipment that we intend to install and operate in our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the NHFPC or provincial level healthcare administrative authorities. Such licenses might not be obtained in a timely manner or at all, which could delay or prevent the opening of our planned hospitals, and could have a material adverse effect on our growth strategy and results of operations. See “— Risks Related to Our Business— We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.

The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained instead. As of December 31, 2015, of the 120 units of medical equipment in the cooperative centers in our network that are subject to large medical equipment procurement quota requirements, 105 were issued with a procurement license, ten were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and five have not yet been issued with any procurement license or permit, which accounted for approximately 1.5%, 3.4% and 3.0% of our total net revenues in 2013, 2014 and 2015 respectively. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last six centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the cooperative centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

We believe that the ten units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These ten units of equipment accounted for approximately, 3.7% , 7.9% and 5.0% of our total net revenues in 2013 , 2014 and 2015, respectively. In addition, for the ten units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.

Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.

Cooperative centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the Ministry of Health. These price ceilings can be adjusted by those authorities downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services provided across our network of centers have remained stable since 2008. The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security, or the MHRSS, the Chinese government is also aiming to reduce the treatment fees for large medical equipment. If the examination or treatment fees for the services provided by the centers in our network are reduced by the government under these or other policies, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially and adversely affected.

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

The treatment of cancer patients is subject to potentially revolutionary technological and therapeutic changes. Future technological developments could render our equipment and the services provided in our network of centers and our hospital obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other cancer treatment methods, such as chemotherapy, surgery, biological therapy, or in cancer prevention techniques, which could reduce demand or even eliminate the need for the radiotherapy services that we provide. Also, patients and doctors may choose alternative cancer therapies over radiotherapy due to any number of reasons. Any shifts in doctors’ or patients’ preferences for other cancer therapies over radiotherapy may have a material adverse effect on our business, financial condition and results of operations.

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

Each of our planned proton center, premium cancer hospitals and specialty cancer hospitals in China that will be majority owned by us will be required to obtain a radiation safety permit from the MEP and a radiotherapy permit as well as a medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our proton center, premium cancer hospitals and specialty cancer hospitals, which could have a material adverse effect on our business, financial condition and results of operation. For more information on risks related to our planned specialty cancer hospitals, see “—Risks Related to Our Business— We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

If the government and public insurers in the PRC do not continue to provide sufficient coverage and reimbursement for the radiotherapy and diagnostic imaging services provided by our network of centers, our revenues could be adversely affected.

Self -payments account for approximately 34.4% of total medical expenses in China in 2012, approximately 30.0% of total medical expenses were sourced from direct payments by the government and approximately 35.6% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2012, according to the Ministry of Health. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003. The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country, but the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If the national or provincial authorities in China decide to reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy and our business, financial condition and results of operation could be materially and adversely affected.

We will target the high net-worth population which is not covered by the government insurance programs. If we cannot meet their demands effectively or reach them through effective marketing, our financial position and results of operations may be adversely affected.

Our planned proton center and premium cancer hospitals will provide international-standard cancer treatments, especially radiotherapy services. We will target the high net-worth population in China, who may demand high-quality and differentiated medical services not available in government hospitals. As China’s economic growth continues, the number of high net-worth population will keep growing as well. However, this group of population usually has access to high-quality medical services and many of them visit hospitals overseas already. Our success depends on whether we will be able to provide the quality of medical services comparable and better to international standard. If we fail to target this group of patients, i.e, high net-worth population, or fail to offer competitive services, our financial position and results of operations may be adversely affected.

We are facing competition from other hospitals in the market. In particular, competition for high-end patients.

As China’s healthcare reform deepens and more private hospitals enter into the market, more hospitals will be established to offer differentiated services that are currently unavailable in China’s healthcare service market. The high-net-worth population usually has access and resources to the best hospitals and medical experts in China. In order to reach this group of patients, we need to establish our industry position and reputation as the best cancer specialty service provider in China, which offers comparable or better services than other domestic and international hospitals. Our planned proton centers, premium cancer hospitals and specialty cancer hospitals will face growing competition from other private and international hospitals in China. If we cannot establish a set of proper medical protocols and build up a strong reputation among the patients, our revenue and profits will be affected adversely.

In recent years, national policy of limiting foreign investment in the healthcare industry has been relaxed, foreign hospitals constantly influx the Chinese market, and Chinese patients have gradually turned to look for healthcare services in the overseas market, such as Japan, Korea, other Southeast Asian countries. We also face the risks of loss of patient source.

As China’s healthcare reforms progress and restrictions are relaxed on private and international investments, more international hospitals are planning to enter into the Chinese healthcare service market. As a result, our planned proton center, premium cancer hospitals and specialty cancer hospitals will face future competition from the newly-entered international hospitals, many of which will target the same group of high net-worth population. However, if we cannot execute our strategy properly, our operation and financial conditions will be affected. In addition, more Chinese patients are traveling overseas to seek best treatment available to locations such as Hong Kong, Taiwan, Korea or Southeast Asian nations. Concord Cancer Hospital and the MD Anderson Proton Therapy Center also receive patients from mainland China.

Development of cancer radiotherapy and cancer treatment technology, and medical equipment based on the new technologies and research are advancing rapidly. If we cannot keep pace with advances in medical technology, we will be at risk.

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients in China, including proton beam therapy, the most sophisticated radiotherapy currently available in the market. While considered the most accurate and effective radiotherapy mode now, proton therapy treatment may be overtaken by new trends or breakthroughs in the radiotherapy market. For instance, there is a trend of miniaturization of proton therapy equipment, which delivers the same treatment at lower upfront investment and physical specification. Although the miniature proton therapy equipment is not widely adopted, if the trend becomes popular, our planned proton center may face more competition as the capital expenditure required for proton center will be substantially lower and more hospitals and institutions may decide to enter into the segment and offer the treatment at lower price. We need to follow the technology development closely or face the risk of lower cost alternative treatments.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Our business operations are conducted primarily in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular No. 19, which replaced the former notice on the conversion by a foreign-invested company of foreign currency into Renminbi. Pursuant to SAFE Circular No. 19, among other things, the foreign exchange capital of foreign-invested enterprises shall be subject to the discretional foreign exchange settlement and for domestic equity investment made with the capital obtained from foreign exchange settlement, the invested enterprises first shall handle the registration of domestic reinvestment at the foreign exchange bureaus (banks) at the places of registration and open the corresponding Account Pending for Foreign Exchange Settlement Payment, and then the enterprises making the investment shall transfer the capital in Renminbi obtained from foreign exchange settlement based on the actual investment scale to the Account Pending for Foreign Exchange Settlement Payment opened by the invested enterprises, which may facilitate foreign-invested enterprises in carrying out domestic equity investment with the capital obtained from foreign exchange settlement to some extent.

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

Also, the reduced enterprise income tax rate of 15%, as described above, that our subsidiary Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, enjoyed before January 1, 2008, was granted based on Shanghai tax authorities’ local preferential tax policy. It is uncertain whether the transitional tax rates under the EIT Law would apply to companies that enjoyed a preferential reduced tax rate of 15% under a local preferential tax policy. If Shanghai Medstar cannot enjoy such transitional tax rates under the EIT Law, it will be subject to the standard enterprise income tax rate, which is currently 25%, and our income tax expenses would increase, which would have a material adverse effect on our net income and results of operation. In addition, under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior incorrect advice from relevant tax authorities, the taxpayer may still be required to retroactively pay the full amount of unpaid tax within three years of such determination, although the taxpayer would not be subject to any penalty or late payment interest. If we are required to make such retroactive tax payments due to the retroactive cancellation of Shanghai Medstar’s preferential reduced enterprise income tax rate of 15%, our financial condition and results of operation could be materially and adversely affected.

Shenzhen Aohua Medical Technology Development Co., Ltd., or Aohua Technology, our wholly owned subsidiary in Shenzhen, has applied for the preferential tax treatment for high technology companies in 2013 and received the Certificate of High Technology Company, which entitled AMT to a preferential enterprise income tax rate of 15% for three years, subject to the annual review of the local tax authority. However, in 2013, 2014 and 2015, we did not utilized the preferential tax rate based on self-review and after consulting with our auditors.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We conduct our business primarily through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

The British Virgin Islands, where Our Medical Services, Ltd., or OMS, the direct holding company of Aohua Technology, is incorporated, does not have a tax treaty with the PRC. Thus, if OMS is considered a “non-resident enterprise” under the EIT law, the 10% withholding tax would be imposed on our dividend income received from Aohua Technology.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “effective management organizations” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “effective management organizations” for overseas incorporated enterprises that have no actual controller like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require our overseas registered entities to be treated as PRC tax resident enterprises. We do not currently consider our company to be a PRC tax resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares, except for the income from equity investment income such as dividend and bonus between “resident enterprise,” and other resident enterprises of China, which shall be identified as tax-exempted income, may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC tax. If we are considered a PRC “resident enterprise,” then any dividends paid to our overseas shareholders or ADS holders that are “nonresident enterprises” may be regarded as being derived from PRC sources and, as a result, would be subject to PRC withholding tax at a rate of 10%. In addition, if we are considered a PRC “resident enterprise,” non-resident enterprise shareholders of our ordinary shares or ADSs may be eligible for the benefits of income tax treaties entered into between China and other countries. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We plan to exchange Class A ordinary shares held by Morgancreek Investment Holding Limited, or Morgancreek, which is beneficially owned by Dr. Jianyu Yang and Dr. Zheng Cheng, with Class B ordinary shares at one-to-one ratio, after which Morgancreek will hold 59,770,876 Class B ordinary shares, or 44.7% of the combined total outstanding ordinary shares (representing 93.7% of the total voting rights) in our company. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

Concord Medical Services Holdings Limited, or Concord Medical, was incorporated in the Cayman Islands on November 27, 2007 as a limited liability company. Concord Medical became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited, or Ascendium, a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares Ascendium for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in Our Medical Services, Ltd., or OMS, resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Service Co., Ltd., or Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business.

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

In July 2010, we acquired 52% of the equity interest in Chang’an CMS International Cancer Center (CCICC), or Xi’an Wanjiehuaxiang Medical Technology Development Co., Ltd. (WHT) for RMB103.2 million from Chang’an Hospital. In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Concord Cancer Hospital Co., Ltd. in PRC, and (iv) Medstar Overseas Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of the date of this annual report.

In December 2011, we effectuated a merger through which Aohua Medical was merged into Aohua Leasing. Aohua Leasing acquired all of the assets and assumed all of the liabilities of Aohua Medical, which was dissolved upon the merger. Aohua Leasing subsequently changed its name to Shenzhen Aohua Medical Technology Development Co., Ltd.

In June 2012, we acquired through Cyber Medical and Shanghai Medstar 52% of the equity interest in Chang’an Hospital, for a total consideration of approximately RMB248.8 million in cash. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

In December 2012, we acquired 19.98% of equity interest in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, for a total consideration approximately US$32.3 million. In August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner, for a total consideration of approximately US$4.6 million.

As of the date of this annual report, we conduct substantially all of our operations through the following subsidiaries for our network business in the PRC:

•	Shenzhen Aohua Medical Technology Development Co., Ltd., or Aohua Technology, our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Shanghai Medstar, our wholly owned subsidiary incorporated in the PRC that engages in the sale of medical equipment and the provision of radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	Beijing Meizhong Jiahe Hospital Management Co., Ltd., or Meizhong Jiahe or MHM, formerly known as CMS Hospital Management Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC;

•	Beijing Yundu Internet Technology Co., Ltd., or Yundu, our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC; and

•	Tianjin Concord Medical Technology Limited, formerly known as Tianjing Kangmeng Radiology Equipment Management Co., Ltd, our wholly owned subsidiary incorporated in the PRC that manages four radiotherapy and diagnostic imaging centers in Hebei province;

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

In January 2015, our shareholders approved the creation of a dual class share structure. As of the date of this annual report, we had 133,709,620 Class A ordinary shares issued and outstanding.

In April 2015, we acquired 100% of the equity interest in Fortis Healthcare Singapore Pte. Limited, or Fortis Surgical Hospital, for SGD55.0 million (RMB253.5 million) in cash, from Fortis Healthcare International Pte. Limited, or Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd. In October 2015, we changed the name of Fortis Surgical Hospital to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore.

On January 25, 2016, our indirectly wholly-owned subsidiary, Meizhong Jiahe, completed its listing on the National Equities Exchange and Quotations, or the NEEQ, which is also known as the New Third Board in China, for private placement financing. Meizhong Jiahe will focus on providing management services to our existing network centers and specialty cancer hospital projects in the future. As of the date of this annual report, Meizhong Jiahe has not completed any share issuance under the private placement mechanism of the NEEQ.

In January 2016, we acquired 100% equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., or Beijing Century Friendship, from Chang’an Information Industry (Group) Co., Ltd. for a cash consideration of RMB70.0 million. Beijing Century Friendship is currently a 55% shareholder of Beijing Proton Medical Center and has engaged in the proton center's establishment and construction.

On February 22, 2016, the board of Meizhong Jiahe approved a restructuring plan, pursuant to which, Meizhong Jiahe is acquiring 100% of the equity interest of Aohua Technology in a cash transaction for approximately RMB322.7 million and 100% of the equity interest of Beijing Century Friendship, which in turn owns 55% of Beijing Proton Medical Center, in a cash transaction for approximately RMB70.0 million, respectively, or the Reorganization. Our Reorganization is expected to be completed in the second quarter of 2016. After the Reorganization, Meizhong Jiahe will become the holding entity of our network business that currently is under Aohua Technology’s management and our cancer radiotherapy hospital business in China.

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

Initial Public Offering

On December 11, 2009, our ADSs were listed on the New York Stock Exchange.

ADS Repurchases

On August 10, 2015, we announced the implementation of a share repurchase program of up to US$20.0 million worth of our outstanding ADSs for cash in the open market transactions or in privately negotiated transactions as long as the price per ADS is no more than US$7.99, depending on market conditions and other factors through September 2016. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B.	Business Overview

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2015, our network comprised of 127 cooperative centers based in 76 hospitals, spanning 53 cities across 25 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of National Health and Family Planning Commission in China (formerly the Ministry of Health). Since April 2015, we started to operate Concord Cancer Hospital in Singapore that we acquired from Fortis Healthcare International, providing oncology as its main service, including medical oncology and surgical oncology, in Singapore. We plan to establish Concord Cancer Hospital as a platform for high-end medical treatment that will also include academic research targeting patients in Singapore as well as patients coming from China as part of our efforts to expand overseas business.

Cancer has become a serious global public health problem. According to the WHO World Cancer Report 2014, cancer is a major cause of death, affecting populations in all countries and regions. In China, both cancer incidence and mortality are demonstrating upward trends in the past decade. In 2012, 21.8% of new cancer cases and 26.9% of deaths caused by cancer occurred in China. According to The National Central Cancer Registry (or NCCR, a governmental organization for cancer surveillance affiliated to the Bureau of Disease Control, National Health and Family Planning Commission in China), there were approximately 3.37 million new cancer cases in 2011 (the latest year with statistics available) or six new cases per minute. The total case number increased by 280,000, or 9%, compared with year 2010. In 2011, 2.11 million cancer-related deaths occurred in China, representing a year-on-year increase of 150,000 deaths, or 7.6%. It is expected that the number of cancer cases and cancer-caused death will continue to increase in the next decade. Major factors that contribute to the increase of cancer cases include: demographic reasons such as aging population, smoking and air pollution.

Radiotherapy is considered to be a mature treatment for many types of cancer now. For example, nasopharyngeal cancer (NPC), also known as ‘Canton Cancer’, is the most prevalent cancer in Southern China, including Guangdong, Guangxi and Fujian provinces, and Hong Kong and Taiwan. Currently the most common treatment of NPC is radiotherapy or comprehensive therapy based on radiotherapy. In the future, more advanced treatment methods, such as proton therapy, will be used for the treatment of NPC patients. Proton therapy can significantly reduce the radiation damage to the critical organs. Currently, we are working with leading domestic and international medical institutions to develop a clinical workflow of proton therapy for NPC. We are also working with such institutions to reduce the cancer survival rate gap between China and U.S., by providing more advanced medical treatment to our patients. We believe that our leading network and experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

Most of the cooperative centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. Under these arrangements, we receive a contracted percentage of each cooperative center’s revenue net of specified operating expenses. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, positron emission tomography-computed tomography scanner, or PET-CT scanner, or magnetic resonance imaging scanner, or MRI scanner. We provide clinical support services to doctors who work in the cooperative centers in our network, which include developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. In addition, we help recruit and determine the compensation of doctors and other medical personnel in our network and are typically in charge of most of the non-clinical aspects of the centers’ daily operations, including marketing, training and administrative duties. Our hospital partners are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of the doctors in accordance with regulations.

We believe that our success is largely due to the high quality clinical care provided at our network of centers and our market-oriented management culture and practices. Many of the doctors who work in our network have extensive clinical experience in radiotherapy, some of whom are recognized as leading experts in radiation oncology in China. We enhance the quality of clinical care in our network through established training of, and on-going clinical education for, doctors in our network. We believe that our market-oriented management culture and practices allow us to manage cooperative centers more efficiently and offer more consistent and better patient services than our competitors. We believe that our success has given us a strong reputation within the medical community, which in turn gives us a competitive advantage in gaining patient referrals and establishing new cooperative centers.

To complement our organic growth, we have also selectively acquired businesses to expand our network of centers. In July 2008, we acquired China Medstar Pte. Ltd., or China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange, or the AIM, for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

Since 2010, we have shifted our focus to developing our own proton centers, premium cancer hospitals and specialty cancer hospitals. We are currently establishing freestanding radiotherapy cancer centers in our network of centers in China which will be wholly owned by us and registered as specialty cancer hospitals with required departments, including radiation, imaging, test laboratory, inpatient and nursing. As of the date of this annual report, our first specialty cancer hospital, Datong Meizhong Jiahe Cancer Center, is under construction and is expected to commence operations in the second half of 2016. We plan to establish further specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

We also plan to establish and operate premium cancer hospitals and proton centers in and out of China to develop our hospital business as part of our growth strategy. Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord Cancer Hospital in Singapore that we acquired in April 2015 from Fortis Healthcare International and two planned hospitals in China, Shanghai Concord Cancer Hospital Co., Ltd. and Guangzhou Concord Cancer Hospital Co., Ltd., that are scheduled to commence construction in late 2016. We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton beam therapy, the most sophisticated radiotherapy currently available in the market. We are in the process of establishing the Beijing Proton Medical Center, which we expect to be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use and is scheduled to commence construction in the third quarter of 2016. In December 2012, we acquired 19.98% of indirect ownership of the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the operation of future proton centers in China.

Our business has grown steadily in recent years through development of new centers and hospitals, increases in the number of patient cases of existing cooperative centers and hospitals and our acquisitions as part of our strategic business expansion. Our total net revenues were RMB563.1 million, RMB606.9 million and RMB616.5 million (US$95.2 million) for the year ended December 31, 2013, 2014, and 2015 respectively. For additional information relating to our history and reorganization and our financial presentation, see “— History and Development of the Company,” “—Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2015, we operated an extensive network of 127 cooperative centers based in 76 hospitals, spanning 53 cities across 25 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Our network includes 59 radiotherapy centers and 61 diagnostic imaging centers and 7 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each cooperative center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each cooperative center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each cooperative center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2015, we had 115 cooperative centers that were established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in these cooperative centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the cooperative centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from six to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement. We also have cooperative centers that operate under revenue-sharing agreements, which stipulate the percentage of the revenue and the pre-operating expenses to be shared with our hospital partners. The specified operating expenses of cooperative centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the cooperative center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the cooperative centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the cooperative centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of 23 cooperative centers in our network with our hospital partners primarily due to the unsatisfactory performances of the cooperative centers located in these hospitals.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2015, we had such agreements for eight cooperative centers. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We also provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2015, we had such agreements at four cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers. Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to these cooperative centers in exchange for a fixed fee. The terms are usually similar to our lease and management services contracts. As our telemedicine business continues to grow, we expect to enter into more of the technical services agreements with other hospitals in the future.

Service Offerings in Our Network

Each of the cooperative centers in our network is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Set forth below is a summary of the principal treatment and diagnostic imaging modalities provided at our cooperative centers.

Linear Accelerators External Beam Radiotherapy

As of December 31, 2015, we owned 26 linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.

Gamma Knife Radiosurgery

A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2015, we owned 34 gamma knife systems, including 22 head gamma knife systems and 12 body gamma knife systems.

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

Cyberknife

The CyberKnife Robotic Radiosurgery System is a non-invasive alternative to surgery for the treatment of both cancerous and noncancerous tumors anywhere in the body, including the prostate, lung, brain, spine, liver, pancreas and kidney. The treatment – which delivers beams of high dose radiation to tumors with extreme accuracy – offers new hope to patients worldwide. Though its name may conjure images of scalpels and surgery, the CyberKnife treatment involves no cutting. In fact, the CyberKnife System is the world’s first and only robotic radiosurgery system designed to treat tumors throughout the body non-invasively. It provides a pain-free, non-surgical option for patients who have inoperable or surgically complex tumors, or who may be looking for an alternative to surgery. As of December 31, 2015, we have two Cyber-knife centers in China. Our first CyberKnife® Robotic Radiosurgery System, or the CyberKnife System, is located in Changhai Hospital, which has treated over 812 patients in 2015. Our second Cyber-knife center is in Jinan City of Shandong Province, which has treated over 415 patients in 2015.

Diagnostic Imaging

Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner is a device that combines a positron emission tomography, or PET, scanner and a computed tomography, or CT, scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. Other diagnostic imaging services offered in our cooperative centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of the date of this annual report, we owned 19 PET-CT scanners and 25 MRI scanners.

Medical Equipment Procurement

The medical equipment used in our network of centers is highly complex and there are usually a limited number of manufacturers worldwide that produce such equipment. We typically purchase medical equipment used in our cooperative network directly from domestic manufacturers and through importers from overseas manufacturers.

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

Once non-profit hospitals have obtained large medical equipment procurement licenses, the purchase of medical equipment for such hospitals is conducted through a collective tender process. The tender process is centralized in accordance with the relevant PRC laws and regulations and is supervised by the NHFPC for Class A large medical equipment. For Class B large medical equipment, the tender process is supervised by the relevant provincial heath administrative authorities. Equipment purchases by military hospitals are also conducted through a centralized collective tender process supervised by the general logistics department of the PLA. The government or military authority will appoint an agent to manage the tender process who must be certified by the government and qualified to conduct the tender process. The agent publicizes information relevant to the tender process, such as the type of equipment requested by the hospital and the desired commercial terms. The manufacturers will prepare the tender document according to the agent’s requirement and submit their bids to the agent on or before the specified date. The agent will then consult with industry experts in evaluating each bid and the industry experts will make a determination on the winning manufacturer. When the tender process is complete, the results are publicly announced and an import permit is issued for the equipment of the winning manufacturer. We then begin negotiations with such manufacturer or its importer on the purchase price and the purchasing terms for the equipment based on the general commercial terms submitted by such manufacturer in the tender process.

Other Treatment and Diagnostic Modalities

Our network of centers also includes cooperative centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2013, 2014 and 2015, revenues derived from cooperative centers that provide such other services were approximately 12.8%, 11.3% and 8.9%, respectively, of our total net revenues.

Financing Leases and Other Business Arrangements

We entered into financing lease agreements in connection with sale and leaseback agreements with several hospitals to which we lease radiotherapy, diagnostic and other equipment. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between three to 10 years. The net investment in financing lease is in the range of RMB11.4 million to RMB78.0 million, depending on the types of equipment subject to the leases.

We have, from time to time, purchased medical equipment from manufacturers or distributors for re-sale to hospitals. We also have contractual relationships with certain equipment manufacturers and acted as a distributor of such manufacturer’s equipment in selling medical equipment to hospitals. Although we may continue these activities on a limited basis in the future, we do not expect these activities to represent an important part of our business going forward.

Specialty Cancer Hospitals

In addition to our cooperative centers, we are currently in the process of establishing specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. We intend for these specialty cancer hospitals to provide a complete and coordinated treatment program for cancer patients. We expect these hospitals to be centers of excellence in our network providing cancer treatments to patients using the latest radiotherapy technology in China in our network of centers. Typically, in China the various specialist doctors such as surgeons, radiation oncologists or medical oncologists who provide care to a given cancer patient do not collaborate. We believe that the quality of cancer treatment will be greatly improved at our specialty cancer hospitals, because we will employ and manage the various specialist doctors directly and thereby promote the appropriate coordination of their services for the benefit of cancer patients. We believe that these hospitals will play an important role in further strengthening our reputation as the leading provider of radiotherapy services in China and developing our corporate brand. These specialty cancer hospitals will be wholly owned and operated by us. We will purchase all the medical equipment for these hospitals and employ and manage all the personnel, including doctors, nurses, medical technicians and administrative personnel. The specialty cancer hospitals will be licensed as for-profit hospitals in China and subject to the relevant PRC laws and regulations and permits requirements. As for-profit hospitals, the medical service fees of our specialty cancer hospitals will not be subject to price controls but will be subject to certain taxes not applicable to non-profit hospitals. We plan to fund the development of our specialty cancer hospitals with bank loans and cash on hand.

In October 2014, we established a wholly-owned radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds with a planned gross floor area of 3,323 sq.m. It will be the first free-standing center in our network of centers. This center is currently under construction and is expected to commence operations in the second half of 2016. The center will be registered as a specialty cancer hospital with required departments, including radiation, imaging, test laboratory, inpatient, and nursing. This center will apply to join the local social insurance coverage. This free-standing center facility is an important step of our broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis centers in the future. We also plan to establish specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

Operation of Radiotherapy and Diagnostic Imaging Centers in Our Network

The following is a brief summary of the various aspects of the operations of the radiotherapy and diagnostic imaging centers in our network of centers.

Management Structure

We manage each of the radiotherapy and diagnostic centers jointly with our hospital partners. Our hospital partners appoint a medical director to each center and are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of doctors in accordance with the licensing regulations. We provide clinical support to doctors, including developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. We appoint either an operations director or a project manager to each cooperative center. Such director or manager provides most of the non-clinical aspects of the centers’ day-to-day operations, which include marketing, providing training and clinical education to doctors and other medical personnel in the cooperative centers and other general administrative duties such as arranging for the repair and maintenance of medical equipment. Budgets for each cooperative center are established annually based on discussions between our hospital partners and us. Costs incurred at the cooperative centers usually require approval of both our hospital partners and us. As a matter of practice, certain major expenditures of the cooperative center are subject to further approval by our hospital partners’ management and our management.

We have established operating procedures and a comprehensive quality assurance program to ensure that our cooperative centers operate efficiently and provide consistent and high quality services. The operating procedures cover the use and maintenance of the medical equipment and interactions with patients, from initial patient appointment and registration to post-treatment follow-up. The operations director or project manager of each cooperative center is primarily responsible for ensuring the adherence to our operating procedures and comprehensive quality assurance program.

At the corporate level, we have established a dedicated operations department to supervise and provide support to ensure the effective operation of each cooperative center. We actively monitor the activities of each cooperative center and conduct scheduled annual evaluations for all of cooperative centers. These evaluations focus on whether the applicable procedures are followed and whether our operating personnel are performing at the expected level. In addition to the scheduled annual review, we also conduct unscheduled evaluations for certain randomly selected centers. The results of these evaluations are used to help determine the compensation received by our operations directors or project managers and our other employees at the cooperative centers. We receive weekly reports on the operating activities for each cooperative center, which help us identify opportunities for continued improvement with regards to various aspects of each center’s operations. We also have a risk management department that helps to ensure that we meet applicable PRC laws and regulations and compliance standards for the operation of our business. We have also adopted a code of ethics.

For our specialty cancer hospitals, we intend to maintain full operating control over all clinical and non-clinical aspects of its operation, including direct supervision over medical decisions made by doctors.

Staffing

In addition to the operations director or project manager appointed by us to each cooperative center, we also typically staff each cooperative center with dedicated marketing and accounting personnel. Our hospital partners appoint medical directors to the cooperative centers and, except in very limited cases, they also assign all of the doctors and other medical personnel to the cooperative centers. However, we also help our hospital partners to recruit many of the doctors or medical personnel providing services at the cooperative center. We provide feedback to our hospital partners as to the suitability and performance of the doctors and other medical personnel at each cooperative center, and work with our hospital partners to ensure that each cooperative center is staffed with the most qualified and suitable personnel. In addition, we help our hospital partners to determine the compensation of doctors and other medical personnel providing services in our network of centers. We also, on a very limited basis, enter into employment agreements with doctors to work at cooperative centers in our network after consulting with our hospital partners where such centers are based. We are currently in the process of establishing specialty cancer hospitals, such as Datong Meizhong Jiahe Cancer Center. We will be responsible for employing and managing all personnel of such specialty cancer hospitals, including doctors and other medical personnel, in the future.

Medical Affairs

We have a medical affairs department to support the training, clinical education and clinical research activities of our network of centers. Prior to setting up a new center, we arrange training for the medical professionals of such new center at certain established centers in our network designated as training centers. This provides the medical professionals of each new center with the opportunity to gain hands-on clinical experience in advanced radiotherapy treatment and diagnostic imaging technologies, and to benefit from the considerable clinical knowledge of the doctors and other medical personnel at the designated training centers. The doctors at the designated training centers will evaluate the performance of the medical professionals of the new center and ensure that they can provide high quality clinical care. In addition, we also arrange training for the medical staff with the medical equipment manufacturers. We also periodically provide follow-up training at selected centers and host academic conferences and semi-annual academic seminars where doctors and other medical personnel from our network of centers and medical experts in China are invited to share their knowledge and clinical experience. From time to time, we invite experts from professional or academic institutions, such as the Oncology Hospital of the Chinese Academy of Medical Science, to give lectures and provide guidance as to the latest developments and trends in radiotherapy treatments.

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

Doctors in China have historically had very limited opportunities for discussions or consultations with doctors outside of their own hospital. Our network offers doctors the opportunity to consult with each other on challenging cases and treatments. In addition, we have developed treatment protocols that are introduced to each cooperative center and can be followed by doctors in our network of centers. We also evaluate the clinical activities of each cooperative center as part of our annual evaluations to ensure that high quality treatments or services are provided to patients. We also publish an internal quarterly magazine titled “Stereotactic Radiosurgery” that highlights the different clinical cases being treated in our centers and the latest developments in radiosurgery treatment. We further assist in the publication of other literature related to radiosurgery.

Marketing

Marketing efforts for each cooperative center in our network are primarily initiated and implemented by the marketing personnel or the operations director or project manager situated at each cooperative center with the support of our headquarters. Each center’s marketing efforts are directed at other doctors in the hospital where the cooperative center is based and at other local hospitals. These marketing efforts are focused on informing such doctors of the applicability and benefits of radiotherapy and the expertise and experience of the doctors at the cooperative centers. We also create and distribute educational materials and brochures and engage in consumer advertising and educational campaigns through television, magazines and electronic media.

Each cooperative center is required to report its marketing activities to us, and we closely monitor such activities and give approval for major marketing initiatives. We also oversee the budget for marketing activities at the cooperative centers. We assist the cooperative centers by providing relevant content for marketing materials and help to coordinate with leading experts in the medical community to attend conferences or seminars hosted by the centers. As our network of centers continues to expand and as we expect to begin operating the first of our specialty cancer hospitals in the second half of 2016, we plan to begin centralizing certain of our marketing and advertising efforts.

Accounting and Payment Collection

Our hospital partners are responsible for patient billing and fee collections and for delivering to us our contracted percentage of medical fees based on our arrangements with them. We typically hire accounting personnel at each of our centers who are in charge of keeping books and records as to the revenues and expenses of the center. We reconcile the accounting records for each cooperative center in our network with our hospital partners periodically. After the revenue net of specified operating expenses of a cooperative center is agreed upon between us and our hospital partner, we will bill our hospital partner for our portion of the revenue determined based on our contracted percentage. Our hospital partners will then go through their internal approval process, which usually takes about 45 days from the time of billing before making payments to us. We have implemented accounting procedures at each of the cooperative centers in our network, and perform periodic reviews to ensure that such activities are properly conducted. For our specialty cancer hospitals, we are responsible for patient billing and fee collection.

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

Pricing of Medical Services

Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit civilian hospitals and military hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by nonprofit civilian medical institutions and military hospitals. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.” The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notices to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. For-profit hospitals or centers based in for-profit hospitals in China, such as our planned specialty cancer hospitals, are not subject to such pricing restrictions and are entitled to set medical service fees based on their cost structures, market demand and other factors.

Our Premium Cancer Hospitals

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

Shanghai Concord Cancer Hospital

In April 2014, we received the relevant government approval for the establishment of Shanghai Concord Cancer Hospital Co., Ltd., or Shanghai Concord Cancer Hospital, a 400-bed cancer specialty hospital with a planned gross floor area of 150,500 sq.m. in Shanghai New Hongqiao International Medical Center. Our Shanghai Concord Cancer Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. It plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. We are in the process of finalizing the pre-construction work. The construction of this hospital project is scheduled to commence at the end of 2016 with an estimated construction period of 3.5 years.

Guangzhou Concord Cancer Hospital

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Cancer Hospital Co., Ltd., or Guangzhou Concord Cancer Hospital, a 400-bed specialty hospital in Guangzhou with a planned gross floor area of 40,000 sq.m. for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong province. Guangzhou Concord Cancer Hospital was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. Currently, we are undertaking pre-construction preparatory works. The construction of this hospital project is expected to commence in the third quarter of 2016 with an estimated construction period of 3.5 years.

Concord Cancer Hospital

As a part of our overseas business expansion, we acquired 100% of the equity interest in Fortis Surgical Hospital from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd., for SGD55.0 million (RMB253.5 million) in cash in April 2015 and changed its name to Concord Cancer Hospital, in October 2015. Concord Cancer Hospital has 31-bed patient capacity and provides oncology as its main service, including medical oncology and surgical oncology, in Singapore. Concord Cancer Hospital is a private facility in Singapore that was originally established in July 2012. We plan to establish Concord Cancer Hospital as a platform for high-end medical treatment that will also include academic research targeting patients in Singapore as well as patients coming from China as part of our efforts to expand overseas business.

Our Proton Centers

Beijing Proton Medical Center

We have entered into a framework agreement with Chang’an Information Industry (Group) Co., Ltd. and China-Japan Friendship Hospital to establish Beijing Proton Medical Center. The Beijing Proton Medical Center will allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients. The Beijing Proton Medical Center is expected to be equipped with the first proton beam therapy system in China licensed for clinical use. The Beijing Proton Medical Center is expected to have a gross floor area of approximately 12,555 square meters and 50 licensed patient beds. The Beijing Proton Medical Center will primarily offer treatments using a proton beam therapy system, which are designed to be non-invasive and usually do not require hospitalization.

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

The framework agreement contemplates that we are to invest equity capital to the Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., King Cheers Holdings Ltd. (HK) and China-Japan Friendship Hospital. In January 2016, we acquired 100% equity interest in Beijing Century Friendship, an entity set up for the construction of the Beijing Proton Medical Center, from Chang’an Information Industry (Group) Co., Ltd. for a cash consideration of RMB70.0 million. Currently, Beijing Century Friendship and King Cheers Holdings Ltd. (HK) both of which are our wholly subsidiaries, own approximately 55.0% and 25.0% of the Beijing Proton Medical Center, respectively. As a result, we ultimately own approximately 80.0% of the Beijing Proton Medical Center, with the remaining equity interest owned by China-Japan Friendship Hospital. As of the date of this annual report, we have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project is expected to commence in the third quarter of 2016 with an estimated construction period of 3.5 years.

The MD Anderson Cancer Center (The MD Anderson Proton Therapy Center)

In December 2012, we acquired 19.98% of indirect ownership of the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner. The MD Anderson Proton Therapy Center is a leading proton treatment center in the world. As we plan to invest and operate two proton centers in China in the future, this transaction will enable us to expand our expertise and knowledge base in preparation for the operation of future proton centers. After the closing of the transaction, we became the second largest owner of the MD Anderson Proton Therapy Center, behind The University of Texas MD Anderson Cancer Center. We joined both the Board of Directors of PTC-Houston Management, LP, the general partner of the center, and the center’s advisory committee.

The MD Anderson Proton Therapy Center is an affiliate of The University of Texas MD Anderson Cancer Center. Opened in 2006, it was the fourth proton treatment center in the U.S. Since its opening, the center has treated more than 4,000 patients, accounting for 15% of the total number of patients who received proton treatment in the United States. For nine of the past 11 years, including from 2007 to 2012, The University of Texas MD Anderson Cancer Center has been ranked No. 1 in cancer care in the U.S. News & World Report’s “Best Hospitals” survey.

The MD Anderson Proton Therapy Center is an international center of excellence for proton therapy, research and education. It is the world’s first proton therapy facility located within a comprehensive cancer center – and the only proton therapy center that is part of the top-ranked cancer center in the world. Its highly skilled and experienced cancer care team includes radiation oncologists, pediatric radiation oncologists, research nurses, registered nurses, radiation therapists, medical dosimetrists, physicists and other cancer professionals who work to provide an individualized treatment plan for each patient’s cancer. The MD Anderson Proton Therapy Center houses four treatment rooms that include one fixed beam room and three equipped with gantries within 96,000-square-feet of space. Each gantry is three stories tall, 35 feet in diameter, weighs 190 tons and rotates around a patient to direct the proton beam precisely at the cancerous tumor. The center also includes clinical space and examination rooms for consultations and patient visits, anesthesiology work areas, holding and recovery areas, medical dosimetry areas for treatment planning and other areas specifically related to the care, treatment, education and research of proton technology. Additionally, the Proton Therapy Center has a dedicated, on-site machine shop that produces the apertures and other pieces needed to precisely and effectively deliver proton therapy to patients.

Business Development

We have a business development team responsible for pursuing opportunities to develop cooperative centers with hospitals and a hospital investment team responsible for pursuing opportunities to establish proton centers, premium cancer hospitals and specialty cancer hospitals. When examining potential opportunities, we take into account factors that include:

•	population density, demographics and the level of economic development of the regions or cities in which such new centers and hospitals would be located; and

•	the reputation of the potential hospital partner and its doctors, nurses and other personnel and the number of licensed patient beds and patient volume for our planned cooperative centers.

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Adam Jigang Sun, our CIO and chairman of the committee, Dr. Jianyu Yang, Mr. Yaw Kong Yap and two rotating regional directors. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

Competition

The radiotherapy and diagnostic imaging markets in China and Singapore are fragmented and the competition is intense. The cooperative centers in our network and our hospital compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy and diagnostic imaging services either directly or in conjunction with third parties, such as China Renji Medical Group Ltd. and Jiancheng Investment Co. In addition, since hospitals typically establish radiotherapy and diagnostic imaging centers located on their premises through long term lease and management services arrangements with us or our competitors, in a given locality over a given period there may only be a limited number of top-tier hospitals who have not yet entered into long-term arrangements with us or other companies like and type of certain medical equipment that can be purchased by us or our hospital partners, such as head gamma knife systems of PET-CT scanners, further limit the number of top-tier hospitals that we or our competitors can enter into arrangements with in a given period. We primarily compete with our competitors on the range of the option of services provided by us and our competitors, the reputation of cooperative centers in our network and our hospital among doctors and patients in China and Singapore and level of patient service and satisfaction.

In addition, we also compete with those who offer other types of available treatment methods that we do not offer, such as chemotherapy, surgery, different forms of radiotherapy that we do not currently offer, other alternative treatment methods commercialized in recent years and certain treatments that are currently in the experimental stage. These treatments may be more effective or less costly, or both, compared to the treatment methods that our centers and hospital provide.

Environmental Matters

The Ministry of Health enacted the Administrative Measures on Medical Wastes Management of Medical Institutions in 2003, which sets forth the management of and criteria for the disposal of medical waste generated in the operation of medical institutions. As the supervising authority, the environmental protection authority at the county or higher levels is responsible for environmental inspections of hospitals within their jurisdictions. The Ministry of Health and the environmental protection authorities have also promulgated a series of specific regulations on the disposal of dangerous medical waste and the requirements of vehicles used to transport medical wastes. In addition, certain medical equipment used in our network of centers, such as gamma knife systems, use radioactive sources. In accordance with the Regulation on Radioisotope and Radiation Equipment Safety and Protection promulgated by the PRC State Council in 2005, these radioactive sources should be returned to the manufacturer of such radioactive materials or sent to dedicated radioactive waste disposal units appointed by the MEP. Radioactive materials are generally obtained from, and returned to, the medical equipment manufacturers or other third parties, which then have the ultimate responsibility for their proper disposal. However, as all centers in our network are located on the premises of our hospital partners, we do not directly oversee the disposal of certain medical waste generated in the centers. The failure of any of our hospital partners to dispose of such waste in accordance with PRC laws and regulations may have an adverse effect on the operation of centers in our network. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.” We are responsible for the disposal of the medical waste generated from our own hospital in Singapore. For our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will also be responsible for the disposal of the medical waste generated.

Insurance

We maintain property insurance on many of the medical equipment used in our network of centers to protect against loss in the event of fire, earthquake, flood and a wide range of natural disasters. We do not typically maintain any professional malpractice liability insurance since we do not employ the doctors and other medical personnel providing services in the cooperative centers, except in very limited cases and the centers are located on the premises of our hospital partners. Accordingly, we are not directly responsible for any incidents that occur in the course of providing treatment. However, as certain agreements entered into with our hospital partners require us to share in the expenses related to medical disputes and for such expenses to be included as the expenses of the cooperative centers, we have obtained malpractice liability insurance for a limited number of centers. We have also obtained malpractice liability insurance for our hospital in Singapore. We do not maintain product liability insurance for the medical equipment. Except for our own hospital in Singapore we do not maintain real property insurance on the cooperative centers as this is the responsibility of our hospital partners. We do not maintain business interruption insurance or key employee insurance for our executive offices as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of the medical equipment in our network of centers or inadequate insurance carried by our partner hospitals as to their respective centers could result in significant disruption to the operation of centers in our network and result in a material adverse effect to our business, financial condition and results of operations.

We have entered into framework agreements to establish proton center, premium cancer hospitals and specialty cancer hospitals that are to be majority-owned by us. We will employ all of the personnel of such hospitals, including doctors, nurses and medical technicians. As a result, we plan to obtain professional malpractice liability insurance for such centers and hospitals. However, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of professional and general liability insurance coverage

Legal and Administrative Proceedings

In February 2016, Tianjin Concord Medical Technology Limited, or Tianjin Concord Medical, sued Chinese PLA 252 Hospital, or 252 Hospital, in Baoding City Intermediate People’s Court in Hebei Province for financial disputes arising out of their business cooperation. The first instance trial of this lawsuit is scheduled to be heard on May 11, 2016. This lawsuit is pending before the Baoding City Intermediate People’s Court as of the date of this annual report. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

Other than as disclosed above, we are not currently involved in any material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

Regulation of Our Industry

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and Singapore or our shareholders’ right to receive dividends and other distributions from us.

Regulations in China

General Regulatory Environment

China’s healthcare industry is regulated by various government agencies, including the National Health and Family Planning Commission, or the NHFPC. The NHFPC has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the NHFPC, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the National Development and Reform Commission, or NDRC, the State Food and Drug Administration, or SFDA, the Ministry of Environmental Protection, or MEP, and the Ministry of Commerce, or MOFCOM, have promulgated rules and regulations relating to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy equipment, the licensing and operation of medical institutions and the licensing of medical staff.

Permits Required by Our Company

Medical Equipment Operating Enterprise Permits

The SFDA categorizes medical equipment into three classes according to the level of control by the government authorities that, in the judgment of the SFDA, is required for their safe and effective operation. Class I medical equipment are those medical equipment that require only an ordinary level of control in order to ensure their safe and effective operation. Class II medical equipment are those medical equipment that require a heightened level of control in order to ensure their safe and effective operation. Class III medical equipment are those medical equipment that are used to support or maintain human life, are implanted into the human body or otherwise pose a potential danger to the human body. Class III medical equipment require strict control in order to ensure their safe and effective operation. In order to ensure an adequate level of control in the operation of Class II and Class III medical equipment, enterprises that engage in the operation of such equipment, which include gamma knife systems, linear accelerators, MRI systems and PET-CT systems, must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency. As a result, our subsidiaries Shanghai Medstar, Yundu and Aohua Technology must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency pursuant to the Medical Equipment Supervision and Administration Regulation effective as of April 1, 2000. Each such permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All our aforementioned subsidiaries have obtained medical equipment operating enterprise permits.

Radiation Safety Permits

As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Technology are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on December 6, 2008 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. Shanghai Medstar has received a radiation safety permit, but the radiation safety permit of Aohua Technology expired on October 14, 2014 and has not been obtained from the relevant authorities due to the fact that Aohua Technology has stopped selling radioactive materials or devices in the PRC.

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

Leasing Company Permit

As foreign-invested companies engaged in the leasing or financial leasing business, certain of our subsidiaries must obtain a Foreign-invested Enterprise Approval Certificate from the MOFCOM or its competent local branch. Each such certificate will specify the permitted business scope of the foreign-invested company as either leasing or financial leasing. Foreign-invested leasing companies are permitted to operate their businesses for no more than 30 years after obtaining such certificates, after which time they are required to apply for and obtain an extension of the term of their certificate. Foreign-invested leasing companies are also required to observe the rules for the registered capital and total investment provided in the Company Law issued by the Standing Committee of National People’s Congress of the PRC on December 29, 1993, as amended from time to time, and other relevant regulations. Foreign-invested financial leasing companies, such as our subsidiary, Shanghai Medstar, are required to have qualified professionals and senior managers with professional qualifications and with no less than 3 years of management experience. Our subsidiary, Shanghai Medstar, has obtained a foreign-invested financial leasing company permit.

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

For-profit medical institutions are permitted to set prices for their medical services in accordance with the market, to implement financial and accounting systems in accordance with market practice for business enterprises and to distribute profits to their shareholders. Like private non-profit medical institutions, for-profit medical institutions are not entitled to government financial subsidies. The proton center, premium cancer hospitals and specialty cancer hospitals that we plan to develop will be established as for-profit medical institutions.

Medical Institution Practicing License

Pursuant to the Regulation on Medical Institution issued on February 26, 1994 and amended on February 6, 2016 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the Ministry of Health. Each of the independent proton center, premium cancer hospitals and specialty cancer hospitals that we intend to establish would need to obtain such a medical institution practicing license.

Large Medical Equipment Procurement License

The procurement, installation and operation in China of large medical equipment, which is defined as any medical equipment valued at over RMB5.0 million or listed in the medical equipment administration catalogue of the Ministry of Health, is regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC and the Ministry of Finance, which became effective on March 1, 2005. Pursuant to these rules, quotas for large medical equipment are set by the NHFPC and the NDRC or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment that is covered by the rules on procurement. For large medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the NHFPC and the NDRC and large medical equipment procurement licenses are issued by the NHFPC. For large medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the NHFPC and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. However, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals which have a separate procurement system. See “—Regulation of Military Hospitals.”

In accordance with the 2011-2015 National PET-CT Procurement Plan issued on September 30, 2011, by the Ministry of Health and the NDRC, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 270 from the date of the plan through the end of 2015, the new licenses cannot exceed 160. In accordance with the National Gamma Ray Stereotactic Head Radiosurgery System Procurement Plan issued on March 20, 2007 by the Ministry of Health and the NDRC, from the date of the plan through the end of 2010, the total number of large medical equipment procurement licenses issued for head gamma knife systems cannot exceed 60 nationwide. Procurement applications for head gamma knife equipment must be filed with the relevant provincial healthcare administrative authorities along with a feasibility report, which must be reviewed by such provincial authorities before it is submitted to the Ministry of Health for approval. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the cooperative centers in our network operate.

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the Ministry of Health or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained instead. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or interim permits. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

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

Registration of Doctors

Doctors in China must obtain a doctor practitioner or assistant doctor practitioner license in accordance with the Law on Medical Practitioners, effective as of May 1, 1999, and the Interim Measures for Registration of Medical Practitioners, effective as of July 16, 1999. Currently, each doctor is required to practice in the medical institution specified in such doctor’s registration. If a doctor intends to change his/her practice location, including but not limited to moving to or from a non-profit medical institution or to or from a for-profit medical institution, practice classification, practice scope or other registered matters, such doctor is required to apply for such change with the competent healthcare administrative authorities. However, with the approval of the medical institution with which a doctor is affiliated, a doctor may, within his/her scope of practice, undertake outside consultations, including diagnostic and treatment activities, for patients of another medical institution.

The Notice Concerning the Doctors to Practice in Different Locations, which is issued by the Ministry of Health on September 11, 2009, sets forth the basic principles for doctors to practice in different medical institutions. Pursuant to the notice doctors are allowed to be employed by more than two medical institutions subject to the approval of the Ministry of Health. However the implementation details are currently unclear. On January 1, 2010, the Trial Management Measures Concerning the Doctors to Practice in Different Locations issued by Guangdong provincial branches of the Ministry of Health became effective. The measures provide that doctors, who meet the requirements set forth therein, may apply to practise in different medical institutions. The measures are currently effective for a trial period of three years.

Pricing of Medical Services

Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the Ministry of Health on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at nonprofit medical institutions and military hospitals are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions and military hospitals. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the MHRSS, the Chinese government is also aiming to reduce treatment fees for large medical equipment. See “Item 3. Key Information—D. Risk Factors—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”

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

	Urban Employees Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program
Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2010	Approximately 237 million (36% of China’s urban population)	Approximately 195 million (29% of China’s urban population)	Approximately 815 million (96% of China’s rural population)

Total reimbursement amount	RMB280 billion in 2009	N/A	RMB66.2 billion in 2010

Funding	Employers and employees:	Households and the government:	Individuals and the government:

	• employer contributes approximately 6% of each employee’s total salary; and	• monthly premium are paid by each household; and	• individual pays no less than RMB20 per year and local government subsidizes no less than RMB40 per person annually; and

	• employee contributes approximately 2% of such employee’s total salary.	• Government subsidies no less than RMB80 per person annually and RMB40 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.	• government subsidizes RMB40 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.

General Reimbursement Policy	Reimbursement comes from two sources — individual’s reimbursement account and the social medical expense pool:	There is no specific requirement or guidance from the central government. Reimbursement policy is separately determined by local governments.	The central government suggests that, beginning in the second half of 2009, the reimbursement cap for all regions should be no less than six times the average annual per capita net income of rural residents in the region.

	Urban Employees Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

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

Examples of Local Reimbursement Policy	Shanghai: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is approximately four times the average annual salary in Shanghai from the previous year.	Jiangsu Province: approximately 50% to 60% of medical expense can be reimbursed by the program	Guangdong Province: maximum reimbursement amount is approximately RMB50,000 per person per year.

	Inner Mongolia: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is RMB25,000.	Sichuan Province: approximately 60% (and not less than 50%) of medical expense can be reimbursed by the program.	Hubei Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.

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

Dividend Distributions

Pursuant to the Foreign Exchange Administration Regulation promulgated in 1996, as amended in 1997 and 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the PRC government imposes restrictions on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. Our PRC subsidiaries are regulated under the Foreign Investment Enterprise Law, which was issued on April 12, 1986 and amended on October 31, 2000, the Implementation Rules of the Foreign Investment Enterprise Law, which was issued on October 28, 1990 and amended on April 12, 2001, and the newly revised PRC Company Law, which became effective as of December 28, 2013. Pursuant to these regulations, each of our PRC subsidiaries must allocate at least 10.0% of its after-tax profits to a statutory common reserve fund. When the accumulated amount of the statutory common reserve fund exceeds 50.0% of the registered capital of such subsidiary, no further allocation is required. Funds allocated to a statutory common reserve fund may not be distributed to equity owners as cash dividends. Furthermore, each of our PRC subsidiaries may allocate a portion of its after-tax profits, as determined by such subsidiary’s ultimate decision-making body, to its staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle, or SPV, formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the M&A Rule due to the fact that Shanghai Medstar was already a foreign-invested enterprise before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

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

Under these rules and regulations, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branch in accordance with the relevant PRC laws and regulations. Our PRC subsidiaries can legally borrow foreign exchange loans up to their respective borrowing limits, which is defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by the MOFCOM, or its local counterparts. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to Article 18 of the Interim Measures, if the amount of foreign exchange debt of our PRC subsidiaries exceeds their respective borrowing limits, we are required to apply to the relevant Chinese authorities to increase the total investment amount and registered capital to allow the excess foreign exchange debt to be registered with the SAFE.

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

Regulations in Singapore

Singapore’s healthcare regulatory is regulated by the Ministry of Health of Singapore along with its statutory boards, or the MOH of Singapore. All healthcare facilities such as hospitals, medical centers, community health centers, nursing homes, clinics (including dental clinics) and clinical laboratories (including x-ray laboratories) are required to apply for licenses under The Private Hospitals and Medical Clinics Act (Chapter 248) and the regulations made thereunder, or the PHMC Act/Regulations. All healthcare facilities are also required to maintain a good standard of medical / clinical services under the PHMC Act/Regulations.

License Required by Our Company

Pursuant to the PHMC Act which was issued in 1980 and revised in 1999, no premises or conveyance shall be used as a private hospital or healthcare establishment except under the authority and in accordance with the terms and conditions of a license issued by the MOH of Singapore; if a private hospital or healthcare establishment is not licensed or is used otherwise than in accordance with the terms and conditions of its license, every person having the management or control thereof shall be guilty of an offence and shall be liable on conviction to a fine not exceeding SGD20,000 or to imprisonment for a term not exceeding 2 years or to both; the MOH of Singapore may order the person having the management or control of any unlicensed private hospital or healthcare establishment to close that private hospital or healthcare establishment either forthwith or within such time as they may specify; and if the person to whom an order is given fails to comply with the order, he shall be guilty of an offence and shall be liable on conviction to a fine not exceeding SGD10,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a continuing offence, to a further fine not exceeding SGD1,000 for every day or part thereof during which the offence continues after conviction. Our subsidiary, Concord Cancer Hospital. has obtained a license from the MOH of Singapore to operate Concord Cancer Hospital.

Registration of Medical Practitioner

The Singapore Medical Council, a statutory board under the MOH of Singapore, maintains the Register of Medical Practitioners in Singapore, administers the compulsory continuing medical education (CME) programme and also governs and regulates the professional conduct and ethics of registered medical practitioners. Pursuant to the Medical Registration Act (Chapter 174) which was issued in 1997 and revised in 2014, no person shall practice as a medical practitioner or do any act as a medical practitioner unless he is registered under this act and has a valid practicing certificate.

Duties and Responsibilities of Persons who Manage a Private Hospital

Pursuant to Guidelines under the PHMC Act (1980) and Regulations (1991), any person who manages a private hospital, medical clinic or clinical laboratory shall, where applicable: (a) at all times exercise close personal supervision of the premises and the persons employed therein and cause all orders and directions of the medical practitioner in charge of the patients to be faithfully and diligently carried out; (b) keep and maintain all materials, equipment and appliances necessary for the proper diagnosis, care or treatment of patients or running of the services and shall provide any additional equipment and appliances as may be directed by the MOH of Singapore from time to time; (c) accept for admission into the private hospital (excluding nursing homes) only those patients recommended by a registered medical practitioner; (d) be responsible for the maintenance of the standards of practice acceptable to the MOH of Singapore; and (e) be responsible for the notification for any patient with or suspected to have a notifiable disease, as required under the Infectious Diseases Act of Singapore.

Requirements of Drugs, etc

Pursuant to Guidelines under the PHMC Act (1980) and Regulations (1991), every private hospital shall maintain: (a) storage of all antiseptics, drugs for external use and disinfectants separate from internal and injectable medication; (b) an adequate supply of medicinal products and appropriate records of such products; and (c) a means of identifying the signatures of all medical practitioners authorised to use the pharmaceutical services for prescriptions.

Requirements of Equipment

Pursuant to Guidelines under the PHMC Act (1980) and Regulations (1991), every private hospital shall ensure that procedures are drawn up regarding the proper use, care and maintenance of all equipment used in the private hospital and shall comply with established or recommended procedures; and every piece of equipment used in any endoscopic, operative or invasive procedure shall be rendered sterile by the appropriate procedure.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report.

Outside PRC mainland
Concord Medical Services Holdings Ltd. (Cayman)
100%
Ascendium Group Ltd. (BVI)
100%
CONCORD MEDICAL SERVICES (INTERNATIONAL) PTE. LTD.(Singapore)
100%
CONCORD HEALTHCARE SINGAPORE PTE. LTD.(Singapore)
100%
CMS Radiotherapy Holdings Ltd.(USA)
100%
Concord Hospital Management Group Ltd.(HK)
100%
Our Medical Services Ltd. (BVI)
100%
Allcure Medical Holdings Ltd. (BVI)
100%
China Medical Services Holdings Ltd. (HK)
85.71%
CCM(HONG KONG)Medical Investments Ltd. (HK)
100%
Cyber Medical Networks Ltd. (HK)
1.54%
US Proton Therapy Holdings Ltd.(BVI)
100%
Global Medical Imaging (HongKong) Ltd.(HK)
100%
King Cheers Holdings Ltd.(HK)
100%
US Proton Therapy Holdings Ltd. (Delaware)
98.46%
Medstar Overseas Ltd. (BVI)
100%
Wuxi Concord Medical Development Ltd.
100%
Beijing Concord Medical Technology Limited
100%
Beijing Allcure Medical Science & Technology Ltd.
70%
Shanghai Concord Cancer Hospital Co., Ltd
30%
100%
Medstar (Shanghai) Leasing Co., Ltd.
100%
100%
Tianjin Concord Medical Technology Limited
70%
Guangzhou Concord Cancer Hospital Co., Ltd
25%
Beijing Proton Medical Center
55%
100%
Shenzhen Aohua Medical Technology Development Co.,Ltd.
100%
Shanghai Taifeng Medical Technology Ltd.
30%
Shenzhen Concord Medical Investment Limited
70%
70%
Beijing Meizhong Jiahe Hospital Management Co., Ltd.
30%
5%
Guangzhou Jinkangshenyou Investment Ltd.
95%
10%
Beijing Century Friendship Science & Technology Development Co., Ltd.,
90%
100%
Datong Meizhong Jiahe Cancer Center
PRC mainland
95%
Beijing Yundu Internet Technology Co., Ltd
5%

Note: On February 22, 2016, the board of Meizhong Jiahe approved a restructuring plan, pursuant to which, Meizhong Jiahe is acquiring 100% of the equity interest of Aohua Technology in a cash transaction for approximately RMB322.7 million and 100% of the equity interest of Beijing Century Friendship, which in turn owns 55% of Beijing Proton Medical Center, in a cash transaction for approximately RMB70.0 million, respectively. Such Reorganization is expected to be completed in the second quarter of 2016. After the Reorganization, Meizhong Jiahe will become the holding entity of our network business that currently is under Aohua Technology’s management and our cancer radiotherapy hospital business in China.

D.	Property, Plant and Equipment

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,930 square meters, pursuant to lease agreements entered into in January 2012. The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,930	May 2018	Office space
Beijing	29	June 2016	Office space
Beijing	253	December 2018	Office space
Shanghai	24	October 2016	Office space
Shanghai	342	April 2019	Office space
Shenzhen	522	December 2018	Office space
Tianjin	342	April 2019	Office space

We also own certain properties in China and Singapore to establish and operate premium cancer hospitals and specialty cancer hospitals as part of our business expansion. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC government under the PRC land system. The following table sets forth the details of our leased and self-owned properties for hospital and medical center use as of the date of this annual report:

Location	Planned/Act ual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(4)(5)
Singapore	2,544	31	Concord Cancer Hospital	Owned	Acquired in 2015
Shanghai(1)	150,500	400	Shanghai Concord Cancer Hospital	Owned	Held for futuredevelopment
Guangzhou(2)	40,000	400	Guangzhou Concord Cancer Hospital	Owned	Held for future development
Wuxi(3)	TBD	TBD	Planned Specialty Cancer Hospital Project	Owned	Held for future development
Datong	3,323	100	Datong Meizhong Jiahe Cancer Center	Leased (Expire in September 2034)	Under construction

Notes:

(1)	In July 2015, we entered into the land grant contract for one land parcel in Shanghai with an aggregate site area of approximately 47,867 sq.m. for the construction of our planned Shanghai Concord Cancer Hospital.

(2)	In August 2012, we entered into the land grant contract for one land parcel in Guangzhou with an aggregate site area of approximately 33,340 sq.m. for the construction of our planned Guangzhou Concord Cancer Hospital.

(3)	In January 2016, we entered into the land grant contract for one land parcel in Wuxi, Jiangsu Province with an aggregate site area of 8,743 sq.m. for our planned specialty cancer hospital project in Wuxi.

(4)	See “Item 4. Information on the Company—B. Business Overview—Our Network of Centers,” “Item 4. Information on the Company—B. Business Overview—Our Premium Cancer Hospitals” and “Item 4. Information on the Company—B. Business Overview—Our Proton Centers” for more details of each our hospital projects.

(5)	See “Item 5. Operating and Financial Review and Prospects—A. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following primary medical equipment as of December 31, 2015, which are located in the various centers across our network:

Number of primary medical equipment owned(1) :
Linear accelerators	24
Head gamma knife systems	22
Body gamma knife systems	12
PET-CT scanners	17
MRI scanners	26
Others(2)	22
Total	123

(1)	Excluding data from four centers under service-only agreements as of December 31, 2015.

(2)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. Most of the cooperative centers in our network are established through long-term lease and management services arrangements typically ranging from five to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each cooperative center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners. In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million. After this acquisition, the results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012. In December 2014, we sold the 52% equity interest in Chang’an Hospital and WHT for a total cash consideration of approximately RMB397.9 million (US$64.1 million), in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Financial results from Chang’an Hospital and WHT prior to the disposal were reclassified as “net income from discontinued operations” in the consolidated statements of comprehensive income (loss). In April 2015, we acquired 100% of the equity interest in Concord Cancer Hospital for a total cash consideration of SGD55.0 million (RMB253.5 million). After the completion of this acquisition, the results of operations of Concord Cancer Hospital were consolidated into our results of operation commencing in the second quarter of 2015.

Our business has grown steadily in recent years through development of new centers and hospitals, increases in the number of patient cases in our network and hospitals and acquisitions as part of our strategic business expansion. Our total net revenues increased to RMB616.5 million (US$95.2 million) in 2015 from RMB606.9 million in 2014 and RMB563.1 million in 2013, primarily due to business expansion and patient volume growth.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China and in the regions in which we have business operations. According to a report by Frost & Sullivan, patients diagnosed with cancer in China increased from approximately 2.8 million patients in 2003 to 3.5 million patients in 2008. The total number of new cancer cases in China was 3.5 million in 2012, according to 2012 Chinese Cancer Registry Annual Report. According to CA Cancer J Clin, new cancer cases will increase to approximately 4.3 million in China in 2015. Based on a survey conducted by the Ministry of Health, the increase in cancer cases is primarily attributable to demographic changes and urbanization. With the continued increase in disposable income, government healthcare spending and medical insurance coverage, there has been a considerable increase in demand for cancer diagnosis and treatments and we have been able to grow our business significantly by providing high quality radiotherapy and diagnostic imaging services in China to address such needs. In addition, public hospitals generally lack the financial resources to purchase, or the expertise to operate, radiotherapy and diagnostic imaging centers. Such factors combined have contributed favorably to the growth of our business.

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

In addition to general industry and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:

•	our ability to expand our network and our hospitals in and out of China;

•	the number of patient cases treated in our network and our hospitals;

•	the operational arrangements with our hospital partners;

•	the range and mix of services provided in our network and our hospitals; and

•	the cost of our medical equipment.

Our Ability to Expand Our Network of Centers and Our Hospitals in and out of China

As of December 31, 2015, our network comprised 127 cooperative centers based in 76 hospitals, spanning 53 cities across 25 provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers through entering into new arrangements with hospital partners or acquisitions from third parties and we expect this to continue to be the key driver for our future growth. In addition to our cooperative centers, we are currently establishing specialty cancer hospitals in our network as well as proton centers and premium cancer hospitals in China. The development of these hospitals is an important step of our broader strategy and will also become the key driver of our future growth. Each additional center and hospital that we develop increases the number of patient cases treated in our network and hospitals and contributes to our continued revenue growth. However, new cooperative centers developed through our entering into new arrangements with hospital partners and our planned hospitals generally involve a ramp-up period during which time the operating efficiency of such centers and hospitals may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional cooperative centers and hospitals through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from cooperative centers and hospitals established through acquisitions. Further, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network and our hospitals. Our ability to expand, and to optimize the number of cooperative centers and specialty cancer hospitals in our network and our hospitals will depend on a number of factors, such as:

•	the reputation of our existing network of cooperative centers and doctors providing services in our network of centers and our hospitals;

•	our financial resources;

•	our ability to timely establish and manage new cooperative centers in conjunction with our hospital partners and our own planned hospitals;

•	our relationship with our hospital partners; and

•	performance of our hospital partners and our own planned hospitals.

In 2013, we added 14 new cooperative centers to our network, of which six were under lease and management services arrangements. In 2014, we added six new cooperative centers to our network, all of which were under lease agreement services arrangements. We closed six cooperative centers, 11 cooperative centers and 12 cooperative centers in 2013, 2014 and 2015, respectively due to expiry of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward. As of the date of this annual report, our first specialty cancer hospital, Datong Meizhong Jiahe Cancer Center, is under construction and is expected to commence operations in the second half of 2016. We plan to establish further specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord Cancer Hospital in Singapore that we acquired in April 2015 from Fortis Healthcare International and two planned hospitals in China, Shanghai Concord Cancer Hospital Co., Ltd. and Guangzhou Concord Cancer Hospital Co., Ltd., that are scheduled to commence construction in late 2016. We are in the process of establishing the Beijing Proton Medical Center, which we expect to be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use and is scheduled to commence construction in the third quarter of 2016. In December 2012, we acquired 19.98% of indirect ownership of the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the operation of future proton centers in China.

The Number of Patient Cases Treated in Our Network and Our Hospitals

Increasing the number of patient cases diagnosed and treated at our existing centers and hospital is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network and our hospitals based on factors such as the reputation of the center and hospital, the location of the center and hospital and the reputation of the doctors who provide services in the center and hospital. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network and our hospital. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers and our hospital. There is also typically a ramp-up period for newly established centers and hospital during which time acceptance by doctors and patients of such new centers and hospital gradually pick up and the number of patient cases increase. The numbers of our treatment and diagnostic patient cases were 25,074 and 309,694 in 2015, respectively, representing decreases of 15.8% and 4.3% from 2014, respectively.

The Operational Arrangements with Our Hospital Partners

The majority of our total net revenues is derived from our lease and management services arrangements with our hospital partners which typically range from five to 20 years and under which we receive a contracted percentage of each cooperative center’s revenue net of specified operating expenses. Such contracted percentage typically range from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in certain circumstances, are fixed for the duration of the arrangement. In the event that specified operating expenses exceed the revenues of the cooperative center, we would collect no revenues from such center. As a result, our ability to negotiate a higher contracted percentage and our ability to contain operating expenses will have a significant effect on our revenues and profitability.

In negotiations with hospitals as to our contracted percentage, we consider factors such as:

•	the size and location of potential hospital partner;

•	the length of the arrangement;

•	the type of medical equipment to be installed in the hospital’s center;

•	the capabilities of the doctors that will provide services at the cooperative centers; and

•	the potential growth of such center.

Our ability to achieve a higher contracted percentage also depends on our bargaining power relative to our potential hospital partners and on the purchase price of the medical equipment to be used at the new cooperative centers. We believe that our contracted percentage of cooperative centers’ revenue for new arrangements will generally decline over time as the purchase prices of the primary medical equipment used in our network of centers decrease due to technological advancement and increased competition.

We also provide management services to a small number of cooperative centers through service-only agreements where we receive a management fee equal to a contracted percentage of each cooperative center’s revenue net of specified operating expenses. Such service-only agreements typically increase our profitability as we do not own the medical equipment used by such centers, and thus do not incur the associated depreciation expenses. However, service-only agreements are usually short-term in nature, and the risk of non-renewal of such agreements is high. We also typically receive a lower contracted percentage under such service-only agreements compared to the percentage we receive from cooperative centers managed under lease and management services arrangements. Accordingly, we do not intend to substantially increase the number of service-only agreements in the future.

We are currently in the process of establishing proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned and operated by us. For such hospitals, we will need to hire a significant number of medical and other personnel and incur other start-up costs that will result in an increase in our operating expenses without a corresponding increase in revenues during the initial ramp-up period. As a result, our profitability may be negatively affected.

The Range and Mix of Services Provided in Our Network and Our Hospitals

The medical service fees charged for the services provided in our network of centers and our hospitals vary by the type of medical equipment used as well as the provinces or regions in China and Singapore in which such centers and hospitals are located due to the varying applicable price ceilings. Medical service fees in China are subject to government controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government” and “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Pricing of Medical Services.” The maximum medical service fees for the same treatment using the same equipment may differ between provinces and regions. Centers and hospitals established in provinces or regions with a significantly higher price ceiling may result in an increase in our revenues derived from such centers and hospitals and higher profit margin for the centers and hospitals, resulting in an increase in our profitability. In addition, certain medical services allow us to charge higher fees than other types of medical services. For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB9,000 to RMB20,000 per patient case, with each treatment lasting one session for approximately 10 to 30 minutes, medical service fees for treatments provided through body gamma knife systems typically range from approximately RMB12,500 to RMB25,000 per patient case, with each treatment lasting five to ten sessions and 10 to 20 minutes each, and medical service fees for treatments provided through linear accelerators typically range from approximately RMB8,000 to RMB40,000 per patient case, with each treatment lasting from 20 to 40 sessions and 10 to 20 minutes each. In addition, linear accelerators can be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments such as three-dimensional conformal radiation therapy, which significantly increase the medical service fees per treatment. Furthermore, diagnostic imaging services typically have a lower profit margin than radiotherapy treatment.

The Cost of Our Medical Equipment

Depreciation expense associated with the medical equipment that we purchase and use in our centers and hospitals represents a significant portion of our cost of revenues. Our ability to reduce the price of medical equipment purchased, thereby reducing the depreciation expense associated with the medical equipment purchased, will serve to increase our profitability. Our extensive network of centers has provided us with increased bargaining power with equipment manufacturers. We have entered into strategic agreements with certain medical equipment manufacturers in order to lower the average cost of our equipment. Such agreements provide that we will receive preferential pricing if we purchase a certain number of units of equipment from a manufacturer within a given period of time. However, we are not required by such agreements to commit to purchase a minimum number of units of equipment from such manufacturers or precluded from purchasing equipment from other manufacturers. We aim to continue to enter into additional strategic agreements with medical equipment manufacturers to further reduce the cost of our equipment in the future. Furthermore, we expect the purchase prices of our primary medical equipment to decrease over time as a result of technological advancement and increased competition.

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

In April 2015, we acquired 100% equity interest in Concord Cancer Hospital for a total cash consideration of SGD55.0 million (RMB253.5 million). After the completion of this acquisition, the results of operations of Concord Cancer Hospital were consolidated into our results of operation commencing in the second quarter of 2015.

In December 2012, we acquired 19.98% equity interest in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, for a total consideration approximately US$32.3 million. In August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner, for a total consideration of approximately US$4.6 million. Financial results from the MD Anderson Proton Therapy Center were reported as income (loss) from equity method investments since 2015.

In January 2016, we acquired 100% equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., or Beijing Century Friendship, from Chang’an Information Industry (Group) Co., Ltd. for a cash consideration of RMB70.0 million. Beijing Century Friendship is currently a 55% shareholder of Beijing Proton Medical Center and has engaged in the proton center's establishment and construction.

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Net Revenues
Network business	563,124	100.0	606,883	100.0	597,746	92,276	97.0
Hospital business	—	—	—	—	18,739	2,893	3.0
Total net revenues	563,124	100.0	606,883	100.0	616,485	95,169	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
PRC	563,124	100.0	606,883	100.0	597,746	92,276	97.0
Singapore	—	—	—	—	18,739	2,893	3.0
Total net revenues	563,124	100.0	606,883	100.0	616,485	95,169	100.0

Network business

Revenues generated from our network business consists of revenues derived from our network of centers that are directly related to the number of patient cases treated in our cooperative centers. We receive a contracted percentage of each center’s revenue net of specified operating expenses. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the cooperative centers. The specified operating expenses of cooperative centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the cooperative center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Corporate level expenses that cannot be directly attributable to one cooperative center are typically accounted for as our cost of revenues. In addition, under certain lease and management services arrangements with our hospital partners, certain of the center-incurred expenses may be accounted for as our cost of revenues rather than as the expenses of the cooperative centers. Our contracted percentages typically range from 50% to 90% and are typically adjusted on a declining scale over the term of the arrangement. Revenues derived from such cooperative centers are accounted for as “lease and management services” on our consolidated statement of operation.

We also provide management services to a limited number of cooperative centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2015, we managed four centers under service-only agreements.

Fees for medical services provided at the cooperative centers are paid directly to our hospital partners by patients and we are not responsible for patient billing and fee collection. Medical service fees in China are typically paid in full upfront by patients prior to receiving services. Generally, patients claim reimbursements, if any is available under the applicable public or private medical insurance plans. As a result, hospitals do not generally experience bad debt problems. However, the healthcare reform announced by the PRC government in January 2009 has introduced pilot public medical insurance plans. Under these plans patients are only responsible for paying their deductible amounts upfront and hospitals are responsible for seeking reimbursements from the relevant government authorities after the treatments are provided. Certain of the hospitals in which some of the centers in our network are based are involved in such pilot medical insurance plan. We do not expect such change in payment timing to have a direct effect on our ability to collect our contracted percentage from our hospital partners. However, the ability of our hospital partners to collect medical service fees from the government authorities in a timely manner may affect the timing of payments made by our hospital partners to us as a result.

In the past, we have recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB3.1 million, RMB2.3 million and RMB1.8 million(US$0.3 million) as of December 31, 2013, 2014 and 2015, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2013, 2014 and 2015, net revenue derived from our top five hospital partners amounted to approximately 24.2%, 22.5% and 25.3%, respectively, of our total net revenues. Our largest hospital partner accounted for 5.6%, 6.4% and 7.5%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of centers	Aggregate revenues in 2015		Percentage to total revenues
		RMB’000	US$’000
2016	4	9,234	1,426	1.5%
2017	20	136,799	21,118	22.2%
2018	13	96,001	14,820	15.6%
2019	15	63,360	9,781	10.3%
2020	11	99,118	15,301	16.1%
Total	63	404,513	62,446	65.6%

Hospital business

Revenues generated from our hospital business consists of medicine income and medical service income generated from our self-owned hospitals. Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospitals. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. In 2015, we derived all of our revenues from hospital business from the operation of Concord Cancer Hospital in Singapore.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues	217,655	38.7	274,562	45.2	353,336	54,546	57.3
Gross profit	345,469	61.3	332,321	54.8	263,149	40,623	42.7
Operating expenses:
Selling expenses(1)	104,667	18.6	95,096	15.7	112,815	17,416	18.3
General and administrative expenses(1)	84,506	15.0	53,576	8.8	132,952	20,524	21.6
Impairment of long-lived assets	—	—	—	—	23,125	3,570	3.8
Total operating expenses	189,173	33.6	148,672	24.5	268,892	41,510	43.7

(1)	Our selling expenses included share-based compensation in the amount of RMB2.3 million, RMB0.7 million and RMB0.8 million (US$0.1 million) in 2013, 2014 and 2015, respectively, which was related to certain share options granted in 2009, 2011 and 2014. Our general and administrative expenses included share-based compensation expenses in the amount of RMB6.5 million, RMB6.6 million and RMB7.3 million (US$1.1 million) in 2013, 2014 and 2015, respectively, which was related to certain share options granted in 2009, 2011 and 2014. We did not grant any share options under our 2008 share incentive plan in 2012 and 2013. We granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares, respectively, on February 18, 2014, July 1, 2014 and August 1, 2014. We also granted options to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share on February 18, 2014.

Cost of Revenues. Our cost of revenues for network business primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in our network of centers and other costs, including material cost of disposal medical supplies. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. Our amortization of acquired intangibles in connection with the OMS reorganization, the acquisition of China Medstar, Tianjin Kangmeng Radiology Equipment Management Co., Ltd., and other businesses was RMB29.7 million, RMB23.1 million and RMB15.9 million (US$2.5 million) in 2013, 2014 and 2015, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB13.0 million and RMB2.3 million annually between 2016 and 2020.

Our cost of revenues for hospital business primarily consists of medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, utilities as well as other related costs incurred in the normal business of a hospital.

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses decreased in absolute amount from 2013 to 2014 due to decreased advertising, reception, entertainment and conference expense. Selling expenses increased in absolute amount from 2014 to 2015 due to increased conference, office, and travel expenses for our network business. We expect our selling expenses to continue to increase in absolute amount in the future, in line with the expansion of our network and our hospital business and the growth in our total net revenues. Our selling expenses include share-based compensation, RMB2.3 million in 2013, RMB0.7 million and RMB0.8 million (US$0.1 million) in 2015.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2013, 2014 and 2015 that amounted to RMB6.5 million, RMB6.6 million and RMB7.3 million (US$1.1 million), respectively. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network business and hospital business and the growth in our total net revenues.

Impairment of long-lived assets. Our impairment of long-lived assets was nil, nil and RMB23.1 million (US$3.6 million) for the year ended December 31, 2013, 2014 and 2015.

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

British Virgin Islands

Certain of our subsidiaries are established in the British Virgin Islands and under the current laws of the British Virgin Islands, such subsidiaries are not subject to income or capital gains tax.

United States

We had assessable profits subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) in 2014. We did not have any assessable profits subject to the United States profits tax in 2013 and 2015.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2013, 2014 and 2015. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

We did not have any assessable profits subject to the Singapore profits tax 2013, 2014 and 2015.

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

Revenue recognition

Our net revenues consist of network revenues and hospital revenues. The majority of our network revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with us. To a lesser extent, revenues are generated from stand-alone management service arrangements where our hospital partner has previously acquired the equipment or through another vendor or sale of medical equipment.

Prior to 2015, we operated a full service hospital that we acquired in 2012, Chang’an Hospital, which was then disposed in 2014. Starting 2015, we began to operate a premium cancer hospital through the acquisition of Concord Cancer Hospital. Hospital revenue consists of medicine income and medical service income. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with ASC 605, when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is reasonably assured, and the medicine or medical services are delivered.

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

We enter into both leases and management service arrangements with independent hospitals consisting of terms that range from six to 20 years. Pursuant to these arrangements, we receive a portion of the profit, based on the profit sharing formula as defined in the arrangements, of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services.

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

ASC 840 is applied to the lease elements of the arrangement and ASC 605 is applied to other elements of the arrangement not within the scope of ASC 840. Revenue not within the scope of ASC 840 is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred.

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

For the years ended December 31, 2013, 2014 and 2015, the revenue from lease and management services amounted to RMB498.6 million, RMB511.6 million and RMB525.2 million (US$81.1 million), respectively.

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

For the years ended December 31, 2013, 2014 and 2015, revenue from management services amounted to RMB15.7 million, RMB37.7 million and RMB21.6 million (US$3.3 million), respectively. For the years ended December 31, 2013, 2014 and 2015, the revenue from technical services amounted to RMB13.2 million, RMB20.8 million and RMB21.5 million (US$3.3 million), respectively.

iii.	Direct financing lease income

Pursuant to ASC 840, we record revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2013, 2014 and 2015, we had financing lease income of RMB33.6 million, RMB29.3 million and RMB23.3 million (US$3.6 million), net of taxes, respectively.

iv.	Medical equipment sales

Pursuant to the application of ASC 605, Revenue Recognition (“ASC 605”), we record revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2013, 2014 and 2015, we had medical equipment sales of RMB2.0 million, RMB7.6 million and RMB6.2 million (US$1.0 million), respectively.

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

The following table sets forth our account receivables by age and pay or type as of the date indicated:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
			RMB’000
Network Business
Accounts receivable	168,986	24,667	12,185	11,507	217,345
Allowance for doubtful accounts	—	—	—	(1,581)	(1,581)
Accounts receivable, net	168,986	24,667	12,185	9,926	215,764
Hospital Business
Accounts receivable	1,892	234	564	—	2,690
Allowance for doubtful accounts	(147)	(24)	(28)	—	(199)
Accounts receivable, net	1,745	210	536	—	2,491

We routinely evaluate the collectability of accounts receivable of each customer on a specific identification basis. At the time when we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, we record a specific allowance against amounts due, and thereby reduces the net recognized receivable to the collectible amount.

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In accordance with ASC 350, Intangibles, Goodwill (“ASC 350”), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. In accordance with ASC 350, we assign and assess goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2014, goodwill had been derecognized as result of the disposal of Chang’an Hospital.

Intangible Assets, net

Intangible assets relate to customer relationships, operating leases, medical insurance coverage and radiotherapy permit that are not considered to have an indefinite useful life. These intangible assets are amortized on a straight line basis over the economic life. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that existed on the date of acquisition and are amortized over the term of the leases. The medical insurance coverage as an approved healthcare provider is issued by the medical insurance authority, based on which the hospital can join in the medical insurance network and can be reimbursed by the medical insurance authority for medical services provided to the patients who have been covered by medical insurance included in social insurance or other contribution, which is amortized over the remaining business license period. Radiotherapy permit is a legal license issued by government for deploying and operating radiotherapy equipment in a hospital, the economic life of this license is assessed to be the estimated remaining useful lives of the radiotherapy equipment.

Impairment of long-lived assets and acquired intangibles

We evaluate our long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices.

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

Business combination and noncontrolling interests

We account for business combinations using the purchase method of accounting in accordance with ASC 805. ASC 805 requires us to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the non-controlling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our comprehensive income (loss) until such time as to when the contingency is resolved. Where the fair value of the net assets acquired exceeds the consideration paid, a gain as a result of the bargain purchase will be recognized through the consolidated statements of comprehensive income (loss) at the close of the transaction. For our majority-owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of our equity which is not attributable, directly or indirectly, to us. Consolidated net income on the consolidated statements of comprehensive income includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in our consolidated balance sheets.

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

Segment reporting

For the years ended December 31, 2013 and 2014, we had two operating segments, including network business and hospital business. After the disposal of Chang’an Hospital on December 18, 2014, revenue contribution of which was recorded as discontinued operations in the financial statements for all the periods presented, we were only engaged in network business. For the year ended December 31, 2015, following the acquisition of Concord Cancer Hospital in April 2015, we became engaged again in both network business and hospital business, which represented our reportable segments.

Information reported to our chief operating decision maker (“CODM”) who has been identified as Chief Executive Officer and the Chairman of the board of directors for the purpose of resources allocation and performance assessment, focuses on the operating results of network business which is our sole operating segment. Accordingly, no operating segment information is presented.

As substantially all our long-lived assets (mainly including property, plant and equipment) and revenues are in and derived from the PRC, no geographical segments are presented.

Discontinued operations

The disposal of Chang’an Hospital and WHT represents discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by us was RMB0.7 million (US$0.1 million) as of December 31, 2015.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Concord Medical
	Year Ended December, 31
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data
Revenues, net of business tax, value-added tax and related surcharges	563,124	606,883	616,485	95,169
Cost of revenues	(217,655)	(274,562)	(353,336)	(54,546)
Gross profit	345,469	332,321	263,149	40,623
Operating expenses:
Selling expenses(1)	(104,667)	(95,096)	(112,815)	(17,416)
General and administrative expenses(2)	(84,506)	(53,576)	(132,952)	(20,524)
Impairment of long-lived assets	—	—	(23,125)	(3,570)
Operating income (loss)	156,296	183,649	(5,743)	(887)
Interest expense	(36,884)	(53,470)	(53,214)	(8,215)
Foreign exchange gain	784	9,585	10,348	1,597
Gain (loss) from disposal of property, plant and equipment	(1,235)	(3,955)	(4,220)	(651)
Interest income	9,828	21,208	22,447	3,465
Changes in fair value of derivatives	—	2,605	33,731	5,207
Loss on debt extinguishment	—	—	(36,648)	(5,657)
Income (loss) from equity method investments	13,470	13,911	(5,572)	(860)
Other income, net	2,010	2,113	33,617	5,190
Income (loss) from continuing operations before income taxes	144,269	175,646	(5,254)	(811)
Income tax expenses	(63,838)	(80,850)	(74,025)	(11,427)
Net income (loss) from continuing operations	80,431	94,796	(79,279)	(12,238)

	Concord Medical
	Year Ended December, 31
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Net income (loss) from discontinued operations	10,765	25,476	—	—
Net income (loss)	91,196	120,272	(79,279)	(12,238)
Net income (loss) attributable to non-controlling interests	5,303	(4,437)	(975)	(151)
Net income (loss) attributable to ordinary shareholders	85,893	124,709	(78,304)	(12,087)
Earning (loss) per share – basic / diluted	0.64	0.92	(0.58)	(0.09)
From continuing operations	0.61	0.70	(0.58)	(0.09)
From discontinued operations	0.03	0.22	—	—
Earning (loss) per ADS – basic / diluted	1.92	2.76	(1.75)	(0.27)
From continuing operations	1.83	2.10	(1.75)	(0.27)
From discontinuing operations	0.09	0.66	—	—

(1)	Our selling expenses included share-based compensation of RMB2.4 million in 2011, RMB2.3 million in 2012, RMB2.3 million in 2013, RMB0.7 million in 2014 and RMB0.8 million (US$0.1 million) in 2015.

(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2011, 2012, 2013, 2014 and 2015 of RMB6.9 million, RMB6.8 million, RMB6.5 million, RMB6.6 million and RMB7.3 million (US$1.1 million), respectively.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Total Net Revenues. Our total net revenues increased by 1.6% to RMB616.5 million (US$95.2 million) for the year ended December 31, 2015 from RMB606.9 million for the year ended December 31, 2014, primarily due to the increased revenue contributions from diagnostic equipment patients following the acquisition of Concord Cancer Hospital in Singapore.

Network business. Our net revenues generated from network business decreased by 1.5% to RMB597.7 million(US$92.3 million) for the year ended December 31, 2015 from RMB606.9 million for the year ended December 31, 2014, primarily due to the closure of 12 cooperative centers in 2015 as a result of our focus on developing hospital business in the future.

Hospital business. Our net revenues generated from hospital business is RMB18.7 million (US$2.9 million) for the year ended December 31, 2015, primarily attributable to the acquisition of Concord Cancer Hospial in Singapore in April 2015.

Cost of Revenues. Total cost of revenues increased by 28.7% to RMB353.3 million (US$54.5 million) for the year ended December 31, 2015 from RMB274.6 million for the year ended December 31, 2014, primarily due to the increase in cost of revenues for our network business.

Network business. Our cost of revenues of network business increased by 17.0% to RMB321.3 million (US$49.6 million) for the year ended December 31, 2015 from RMB274.6 million for the year ended December 31, 2014 to, primarily due to increased cost caused by cost-sharing split change based on the new leasing and management agreements signed between us and certain public hospital partners and increased medical consumable expenses and maintenance expenses for the network.

Hospital business. Our cost of revenue of hospital business was RMB32.1 million ($4.9 million) for the year ended December 31, 2015.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 20.8% to RMB263.1 million (US$40.6 million) for the year ended December 31, 2015 from RMB332.3 million for the year ended December 31, 2014. Our gross margin decreased to 42.7% for the year ended December 31, 2015 from 54.8% for the year ended December 31, 2014, primarily due to change in cost-sharing split between us and certain public hospital partners in our network business, as well as the gross loss recorded for our hospital business in 2015.

Operating Expenses. Our operating expenses increased by 80.9% to RMB268.9 million (US$41.5 million) for the year ended December 31, 2015 from RMB148.7 million for the year ended December 31, 2014 primarily due to the increases of selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses increased by 18.6% from RMB95.1 million for the year ended December 31, 2014 to RMB 112.8 million (US$17.4 million) for the year ended December 31, 2015, which included RMB0.3 million selling expenses from hospital business in 2015. Selling expenses as a percentage of total net revenues increased to 18.3% for the year ended December 31, 2015 from 15.7% for the year ended December 31, 2014. The increase was mainly due to increased conference, office, and travel expenses to expand our network business.

General and Administrative Expenses. General and administrative expenses increased from RMB53.6 million for the year ended December 31, 2014 to RMB133.0 million ($20.5 million) for the year ended December 31, 2015, which included RMB30.5 million general administrative expenses from hospital business in 2015. General and administrative expenses as a percentage of total net revenues increased to 21.6% in 2015 from 8.8% in 2014. The increase in general administrative expense from network business was mainly due to increased bad debts from our network of centers.

Operating Loss. As a result of the foregoing, our operating loss was RMB5.7 million (US$0.9 million) for the year ended December 31, 2015 as compared to operating income of RMB183.6 million for the year ended December 31, 2014.

Interest Expense. Our interest expense remained relatively stable at RMB53.5 million and RMB53.2 (US$8.2 million) for the year ended December 31, 2014 and 2015, respectively.

Foreign Exchange Gain. Our foreign exchange gain increased to RMB10.3 million (US$1.6 million) for the year ended December 31, 2015 from RMB9.6 million for the year ended December 31, 2014 primarily due to appreciation in value of our bank deposits denominated in U.S. dollars.

Interest Income. Our interest income increased to RMB22.4 million (US$3.5 million) for the year ended December 31, 2015 from RMB21.2 million for the year ended December 31, 2014. This increase was primarily due to the increase in restricted cash deposited in bank for loans.

Changes in Fair Value of Derivatives. Our gain from changes in fair value of derivatives increased significantly to RMB33.7 million (US$5.2 million) for the year ended December 31, 2015 from RMB2.6 million for the year ended December 31, 2014, primarily due to the significant decrease in fair value of our derivatives as a result of our early termination of the IFC Loan.

Loss on Debt Extinguishment . We recorded a one-off loss on debt extinguishment of RMB36.6 million (US$5.7 million) for the year ended December 31, 2015 as compared to nil for the year ended December 31, 2014, primarily due to the amendment to repayment terms of our IFC Loan, which was fully repaid in February 2016.

Income (loss) from equity method investments . Our loss from equity method investments was RMB5.6 million (US$0.9 million) for the year ended December 31, 2015, as compared to income from equity method investments of RMB13.9 million for the year ended December 31, 2014. The loss was primarily due to changes in valuation of our MD Anderson Proton Therapy Center in 2015.

Income Tax Expenses. Our income tax expenses decreased by 8.4% to RMB74.0 million (US$11.4 million) for the year ended December 31, 2015 from RMB80.9 million for the year ended December 31, 2014. This decrease was primarily due to the decrease in profit before tax. .

Net Loss. As a result of the foregoing, we had a net income of RMB120.3 million for the year ended December 31, 2014, as compared to a net loss of RMB79.3 million (US$12.2 million) for the year ended December 31, 2015.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Total Net Revenues. Our total net revenues increased by 7.8% to RMB606.9 million for the year ended December 31, 2014 from RMB563.1 million for the year ended December 31, 2013, primarily due to the increased revenue contributions from diagnostic center patients, which were resulted from a 2% increase in the number of patients from diagnostic centers and a 5% increase in average charge per patient from diagnostic centers, especially from PET scan diagnostic centers which generally have higher average charges. The centers we opened in 2012 and 2013 had gone through the ramp up period and became fully operational in 2014 and as a result, made more revenue contributions in 2014 compared to the previous years. In addition, we entered into several new management services agreements with our hospital partners in 2014 for some of our existing lease and management centers. This also contributed to an increase in our total net revenues from 2013 to 2014.

Cost of Revenues. Total cost of revenues increased by 26.1% to RMB274.6 million for the year ended December 31, 2014 from RMB217.7 million for the year ended December 31, 2013, primarily due to the increased network depreciation expenses from the new centers.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 3.8% to RMB332.3 million for the year ended December 31, 2014 from RMB345.5 million for the year ended December 31, 2013. Our gross margin decreased to 54.8% for the year ended December 31, 2014 from 61.3% for the year ended December 31, 2013 primarily due to the increase of depreciation expenses in relation to our new centers.

Operating Expenses. Our operating expenses decreased by 21.4% to RMB148.7 million for the year ended December 31, 2014 from RMB189.2 million for the year ended December 31, 2013 primarily due to the decrease of selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses decreased by 9.1% to RMB95.1 million for the year ended December 31, 2014 from RMB104.7 million for the year ended December 31, 2013. Selling expenses as a percentage of total net revenues decreased to 15.7% for the year ended December 31, 2014 from 18.6% for the year ended December 31, 2013. The decrease was mainly due to decreased advertising, reception, entertainment and conference expenses.

General and Administrative Expenses. Our general and administrative expenses decreased by 36.6% to RMB53.6 million for the year ended December 31, 2014 from RMB84.5 million for the year ended December 31, 2013. This decrease was primarily due to the collection of bad debt and decreased office expenses.

Operating Income. As a result of the foregoing, our operating income was RMB183.6 million for the year ended December 31, 2014 as compared to RMB156.3 million for the year ended December 31, 2013.

Interest Expense. Our interest expense increased by 45.0% to RMB53.5 million for the year ended December 31, 2014 from RMB36.9 million for the year ended December 31, 2013, mainly due to the increase of bank borrowing during the year.

Foreign Exchange Loss/Gain. Our foreign exchange gain increased significantly to RMB9.6 million for the year ended December 31, 2014 from RMB0.8 million for the year ended December 31, 2013 primarily because of the changes of foreign exchange rate during the year.

Interest Income. Our interest income increased significantly to RMB21.2 million for the year ended December 31, 2014 from RMB9.8 million for the year ended December 31, 2013. This increase was primarily due to the RMB80.0 million increase of restricted cash deposited in bank for loans.

Income Tax Expenses. Our income tax expenses increased by 26.6% to RMB80.9 million for the year ended December 31, 2014 from RMB63.8 million for the year ended December 31, 2013. This increase was primarily due to the accrual of withholding tax and FIN 48 income tax expenses.

Net income from discontinued operations. We recorded net income from discontinued operations of RMB25.5 million for the year ended December 31, 2014 and RMB10.8 million for the year ended December 31, 2013. The net income from discontinued operations was attributable to income generated from Chang’an Hospital and WHT and we will not record net income from discontinued operations in fiscal year 2015.

Net Income. As a result of the foregoing, our net income increased by 31.9% to RMB120.3 million for the year ended December 31, 2014 from RMB91.2 million for the year ended December 31, 2013.

B.	Liquidity and Capital Resources

Our liquidity needs include (i) net cash used in operating activities that consists of (a) cash required to fund the initial build-out and continued expansion of our network of centers and our hospitals and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; and (ii) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our operations primarily through cash flows from operations and short- and long-term bank borrowings, as well as the issuance of convertible notes.

We had net current liabilities of RMB5.9 million (US$0.9 million) as of December 31, 2015. As of December 31, 2015, we had RMB485.4 million (US$74.9 million) in cash, RMB566.0 million (US$87.4 million) in short-term borrowings outstanding, of which RMB555.0 million (US$85.7 million) was secured by restricted cash deposited in local banks, and RMB624.0 million (US$96.3 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB350.8 million (US$54.2 million). We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In December 2012 and November 2013, the Company entered into a short-term credit facility of US$16.5 million and US$16.5 million, respectively, with HSBC Bank (Hong Kong) Company Limited, secured by restricted cash deposited in HSBC Bank (China) Company Limited, which are used for the investment of MD Anderson Proton Therapy Center. The loans carried interest rate of LIBOR +1.75% and LIBOR +1%, respectively, and have been renewed on a yearly basis. As of December 31, 2015, we had an outstanding balance of US$31.0 million in total.

In December 2012, Ascendium entered into a short-term loan agreement with Agricultural Bank Of China Limited, Hong Kong Branch, whereby we are entitled to borrow a secured loan of US$18.0 million for general working capital purposes. We drew down US$16.5 million in December 2012 under the loan commitment, with a floating annual interest rate of LIBOR/HIBOR +1.4%. In December 2013, we had renewed the term of the loan agreement to a maximum of up to three years with a floating annual interest rate of LIBOR/HIBOR +2%. As of December 31, 2015, we had an outstanding balance of US$16.5 million, which will be due in December 2016.

In September 2013, Shanghai Medstar entered into a short-term credit facility of RMB15.0 million with HSBC Bank (China) Company Limited. The borrowings contained restrictive covenants requiring the maintenance of tangible net worth of RMB600.0 million and RMB1,350.0 million by Aohua Technology and the Company, a total liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.7 times at all time by Shanghai Medstar, a total liability and contingent liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.5 times, 0.5 times and 0.55 times by Shanghai Medstar, Aohua Technology and the Company and a total loan to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.7 times at all time by Shanghai Medstar.

In July 2014, Aohua Medical entered into a long-term loan agreement of RMB66.0 million with China Construction Bank Limited that bear an interest rate of 6.75%. As of December 31, 2015, we had an outstanding balance of RMB60.0 million, which will be due in July 2017.

In September 2014, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we are entitled to borrow a loan of US$25.0 million. We drew down US$12.1 million, US$3.9 million, US$1.0 million, US$4.1 million and US$3.9 million in September 2014, October 2014, December 2014, September 2015 and October 2015, respectively. These loans were secured by restricted cash deposited in HSBC Bank (China) Company Limited for dividend payment bearing an interest rate of LIBOR/HIBOR+1%, and were used to pay dividend. These loans have been renewed on a yearly basis. As of December 31, 2015, we had an outstanding balance of US$25.0 million.

In April 2015, Ascendium entered into a short-term credit facility with Bank of Communications Co., Ltd., New York Branch, whereby we are entitled to borrow a revolving loan of up to US$16.0 million bearing an interest rate of 3 month LIBOR. As of December 31, 2015, we had an outstanding balance of US$15.0 million which will be due in April 2016.

In June 2015, Ascendium entered into a short-term credit facility with Bank of Communications Co., Ltd., New York Branch, whereby we are entitled to borrow a revolving loan of up to US$16.0 million bearing an interest rate of 3 month LIBOR. As of December 31, 2015, we had an outstanding balance of US$14.6 million which will be due in June 2016.

In June 2015, CCM (Hong Kong) Medical Investments Limited, or CCM Hong Kong, as the borrower, entered into a long-term loan agreement with the Company, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher Investment Fund III SPC, or Gopher, for the account of Gopher Asia Credit SP, as the original lender, whereby we are entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum for our general working capital purposes. This loan is secured by certain shares in CCM Hong Kong beneficially owned by Ascendium and guaranteed by the Company and Shanghai Medstar. As of December 31, 2015, we had an outstanding balance of RMB161.9 million (US$25.0 million), which will be due in June 2018.

In August 2015, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we are entitled to borrow a loan of US$25.0 million. We drew down US$6.0 million in December 2015. This loan was secured by restricted cash deposited in HSBC Bank (China) Company Limited bearing an interest rate of LIBOR+1% per annum, and was used for our investment in Concord Cancer Hospital in Singapore. As of December 31, 2015, we had an outstanding balance of US$6.0 million.

IFC loan

On February 18, 2014, we borrowed from International Finance Corporation, or IFC, a loan of a principal amount of US$20.0 million which is repayable on October 15, 2018 and April 15, 2019 by two equal installments.

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

On October 12, 2015, we entered into a repayment agreement with IFC, pursuant to which, a principal amount of US$10.0 million will be repaid by December 31, 2015 and the remaining principal amount of US$10.0 million will be repaid on February 29, 2016 and May 31, 2016 in two equal installments. The repayment is accounted for under extinguishment accounting and a loss on debt extinguishment of RMB36.6 million (US$5.7 million) was recognized in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2015. The outstanding balance of the IFC loan amounted to RMB64.8 million (US$10.0 million) as of December 31, 2015 was repaid in February 2016.

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	259,033	490,381	(175,138)	(27,038)
Net cash (used in) generated from investing activities(1)	(133,540)	287,055	(391,083)	(60,372)
Net cash generated from (used in) financing activities	77,722	(579,144)	590,398	91,141
Exchange rate effect on cash	4,436	(2,643)	(17,419)	(2,689)
Net increase (decrease) in cash	207,651	195,649	6,758	1,042

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Cash at beginning of the year	75,382	283,033	478,682	73,896
Cash at end of the year	283,033	478,682	485,440	74,938

(1)	Net cash used in investing activities in 2013, 2014 and 2015 included acquisitions, net of cash acquired, of nil, nil and RMB250.1 million (US$38.6 million), respectively. Net cash generated from investing activities in 2013, 2014 and 2015 includes disposals, net of cash disposed, of nil, RMB280.1 million and RMB78.8 million (US$12.2 million).

Net Cash Generated from/(Used in) Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners, the payment of medicine expenses and medical service fees by our patients in Concord Cancer Hospital, and cash payments that we made in connection with establishing new cooperative centers and hospitals.

Net cash used in operating activities was RMB175.1 million (US$27.0 million) for the year ended December 31, 2015 consisting primarily of deposits for the land use rights in connection with our premium cancer hospitals.

Net cash generated from operating activities was RMB490.3 million for the year ended December 31, 2014 consisting primarily of cash received from hospital partners.

Net cash generated from operating activities was RMB259.0 million for the year ended December 31, 2013 consisting primarily of cash received from hospital partners.

Net Cash (Used in)/Generated from Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 was RMB391.1 million (US$60.4 million), consisting primarily of acquisition of Concord Cancer Hospital and deposit for the purchases of property, plant and equipment.

Net cash generated from investing activities for the year ended December 31, 2014 was RMB 287.1 million, consisting primarily of cash generated from disposal of Chang’an Hospital and WHT.

Net cash used in investing activities for the year ended December 31, 2013 was RMB133.5 million consisting primarily of acquisition of property, plant and equipment and deposit for property, plant and equipment.

Net Cash Generated from/(Used in) Financing Activities

Net cash generated from financial activities for the year ended December 31, 2015 was RMB590.4 million (US$91.1 million), primarily consisting (i) proceeds received from long-term bank borrowings of RMB343.3 million (US$53.0 million) and (ii) proceeds from asset backed securities of RMB396.5 million (US$61.2 million), which was partially offset by repayment of long-term bank borrowings of RMB348.0 million (US$53.7 million).

Net cash used in financial activities for the year ended December 31, 2014 was RMB579.1 million, primarily consisting (i) dividends paid to ordinary shareholders of RMB453.6 million and (ii) repayment of long-term and short term bank borrowings of RMB383.9 million, which was partially offset by proceeds received from long-term bank borrowings of RMB291.9 million.

Net cash generated from financing activities for the year ended December 31, 2013 was RMB77.7 million. Net cash generated from financing activities for the year ended December 31, 2013 was primarily due to bank borrowing.

Acquisitions and Capital Expenditures

In December 2012, we acquired 19.98% of equity interest in the MD Anderson Proton Therapy Center for a total consideration of approximately RMB201.2 million and in August 2015, we acquired additional 7.04% of equity interest in the MD Anderson Proton Therapy Center for a total consideration of approximately RMB4.6 million. In April 2015, we acquired 100% of the equity interest in Concord Cancer Hospital for a total cash consideration of SGD55.0 million (RMB253.5 million).

In 2013, 2014 and 2015, our capital expenditures totaled RMB148.6 million, RMB109.9 million and RMB182.0 million (US$28.1 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditure in 2015 increased by RMB72.1 million as compared to 2014, primarily due to purchase of medical equipment for the development of our specialty cancer hospitals in 2015.

We estimate that our expected aggregate capital expenditures in 2016 will be approximately RMB600.0 million to RMB800.0 million, which we will use mainly for new hospital constructions. We expect the capital expenditure required to support the construction of our proton center and premium cancer hospitals to be approximately RMB570.0 million in 2016. We also intend to open three to five specialty cancer hospitals each year for the next three years, and expect the capital expenditure required to support such expansion to be approximately RMB150 million to RMB250 million per year from 2016. Our expected sources of funding for these hospitals are approximately 70% from bank loans and approximately 30% from cash flows from operations. As of December 31, 2015, we had bank credit lines totaling RMB3.3 billion (US$509.4 million), of which RMB2.2 billion had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, or if we decide to distribute special dividends or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Recent accounting pronouncement

In February 2015, the FASB issued Accounting Standards Update, or ASU, No. 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In March 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03. The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-03 on our consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date, or ASU 2015-14. The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently evaluating the method of adoption to be utilized and we cannot currently estimate the financial statement impact of adoption.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805) Simplifying the Accounting for Measurement – Period Adjustments, or ASU 2015-16. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. We do not expect the adoption of ASU 2015-16 will have a significant impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 Leases, which will replace previous topics on lease accounting. The revised guidance will require lessees to recognize on balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. This guidance is effective for the Company on January 1, 2019 and a modified retrospective approach is required for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We are in the process of assessing the full effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, which requires entities to measure many equity investments at fair value and recognize changes in fair value in net income. The requirement does not apply to equity investments that result in consolidation, those accounted for under the equity method and certain others. The guidance provides a new measurement alternative for equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient. Under this alternative, these investments can be measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance is effective for annual periods beginning after December 15, 2017. We are in the process of assessing the full effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016 with early adoption permitted. We are in the process of assessing the effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It also will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Company on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements haven’t been issued or made available for issuance, but all of the guidance must be adopted in the same period. We are in the process of assessing the effect of this new standard.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

Intellectual Property

We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for and obtained the registration of our trademark “Medstar” in October 2009 and in total other nine trademarks, including “Concord Medical”, as of the date of this annual report to protect our corporate name. We also own the rights to 122 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not directly dependent upon any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Company—We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.” As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Total	Less than 1 year	1-3 years	More than 3 years
	RMB	RMB	RMB	RMB
		(in thousands)
Short-term debt obligations	565,994	565,994	—	—
Long-term debt obligations	623,982	350,786	273,196	—
Secured borrowings	417,000	86,000	167,000	164,000
Capital lease obligations	400	—	—	400
Operating lease obligations	108,860	15,755	26,622	66,483
Purchase obligations	119,787	119,787	—	—
Total	1,836,023	1,138,322	466,818	230,883

Our short- and long-term debt obligations as of December 31, 2015 represent bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2015 had a weighted average interest rate of 1.71% per annum. Our long term bank borrowing outstanding as of December 31, 2015 had a weighted average interest rate of 5.27% per annum.

As of December 31, 2015, we had RMB566.0 million (US$87.4 million) in short-term borrowings outstanding, of which RMB551.0 million (US$85.1 million) was secured by restricted cash deposited in local banks, and RMB624.0 million (US$96.3 million) in long-term borrowings outstanding, of which RMB161.8 million (US$25.0 million) was secured by restricted cash deposited in local banks, including the current portion of such long-term borrowings outstanding.

As of December 31, 2015, our operating lease obligations for 2016, 2017, 2018 and 2019 and thereafter are RMB15.8 million (US$2.4 million), RMB15.5 million (US$2.4 million) , RMB11.1 million (US$1.7 million) and RMB66.5 million (US$10.3 million), respectively.

As of December 31, 2015, we had purchase obligations for certain medical equipment that amounted to RMB119.8 million (US$18.5 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	44	Chairman, chief executive officer
Zheng Cheng	52	Director
Yaw Kong Yap	51	Chief financial officer
Adam Jigang Sun	48	Chief investment officer
Zhe Yin	41	Director
Yan Sui	41	Director
Denny Lee	48	Independent director
Weibo Yin	84	Independent director
Yongjun Li	47	Independent director

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

Dr. Zheng Cheng had served as our president since November 2011 and had served as our chief operating officer from 2008 until March 2015, and remains to be a director. He served as co-chairman of the board from 2008 to 2011. Dr. Cheng was a cofounder of China Medstar. Prior to founding China Medstar in 1996, Dr. Cheng served as division chief of steel products of China National Defense Military Material General Company from 1992 to 1996 and military physician in the Department of Cerebral Surgery of the Beijing Air Force General Hospital from 1986 to 1992 and in the No. 1 Field Clinic of Yunnan Laoshan Frontier in 1986. Dr. Cheng received his bachelor’s degree in clinical neurosurgery from the First Military Medical University of the People’s Liberation Army of China in 1986. Dr. Cheng is a qualified clinical surgeon in China.

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

Ms. Yan Sui has served as a director of our company since August 2015. Ms. Sui is currently the Deputy Chief Investment Officer of Noah Holding (HK) Limited. Before joining Noah Holding (HK) Limited on March 2014, Ms. Sui worked at Noah Wealth Management (Beijing) Limited as a Product Director from March 2010 to February 2014. She worked at Toshiba Medical Systems (China) Limited as a Marketing Executive from 1993 to 1994. Ms. Sui received a Bachelor's degree of Economics from Beijing University of Technology in 1991, a Master’s degree of Business Administration from University of Hull in 2000 and a Master's degree of Commerce (honors) from University of Sydney in 2008.

Mr. Denny Lee has served as an independent non-executive director of our company since December 2009. Mr. Lee currently serves as an independent non-executive director on the board of Netease.com Inc., one of the China’s leading internet and online game service providers, which is listed on the NASDAQ Global Select Market. Mr. Lee was the chief financial officer of Netease.com Inc., from 2002 to 2007. Prior to joining Netease.com Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee also serves as independent non-executive director and the chairman of the audit committee of New Oriental Education & Technology Group Inc., the provider of private education services in China, which is listed on the New York Stock Exchange; and China Metal Resources Utilization Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University and was awarded the Professional Diploma in Accounting in November 1990. He is a fellow of The Chartered Association of Certified Accountants and an associate member of The Hong Kong Institute of Certified Public Accountants.

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

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation to all of our directors and our executive officers was RMB5.4 million (US$0.8 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2015 for pension, retirement or other similar benefits to our directors and our executive officers.

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

The following table summarizes, as of December 31, 2015, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price Underlying Outstanding Options (US$/Share)	Restricted shares	Grant Date	Expiration Date
Mr. Jianyu Yang	288,700	3.7	—	November 27, 2009	November 26, 2017
	716,310	2.037	—	February 18, 2014	February 17, 2022
Mr. Zheng Cheng	288,700	3.7	—	November 27, 2009	November 26, 2017
	716,310	2.037	—	February 18, 2014	February 17, 2022
Mr. Yaw Kong Yap	230,000	3.7	—	November 27, 2009	November 26, 2017
	225,204	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,091	February 18, 2014	February 17, 2022
	—	—	21,132	July 1, 2014	June 30, 2022
Mr. Denny Lee	130,300	3.7	—	November 27, 2009	November 26, 2017
	116,283	2.037	—	February 18, 2014	February 17, 2022
Mr. Weibo Yin	69,771	2.037	—	February 18, 2014	February 17, 2022
Mr. Yongjun Li	69,771	2.037	—	February 18, 2014	February 17, 2022
Mr. Adam Jigang Sun	355,884	2.2	—	September 30, 2011	September 30, 2019
	250,227	2.037	—	February 18, 2014	February 17, 2022
	—	—	105,657	February 18, 2014	February 17, 2022
Other individuals as group	3,330,150	3.7	—	November 27, 2009	November 26, 2017
	1,315,728	2.037	—	February 18, 2014	February 17, 2022
	—	—	1,124,892	February 18, 2014	February 17, 2022
	—	—	69,564	August 1, 2014	July 31, 2022

C.	Board Practices

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

Compensation Committee

Our compensation committee consists of Mr. Jianyu Yang, Mr. Denny Lee and Mr. Yongjun Li. Mr. Jianyu Yang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers and our hospital in Singapore. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 608, 601 and 745 employees as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had 660 and 85 employees based in China and Singapore, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2015
	Employees	% of Total
Management	36	4.8
Administration	22	3.0
Financial control	74	9.9
Hospital and Operation	137	18.4
Marketing	3	0.4
Business development	12	1.6
Centers	461	61.9
Total	745	100.0

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees— Compensation of Directors and Executive Officers—Employment Agreements.” We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2013, 2014 and 2015 was, RMB30.3 million, RMB12.8 million and RMB36.7 million (US$5.7 million) respectively. Of the total amount of contributions that we made to employee benefit plans in 2015, RMB18.7 million (US$2.9 million) was attributable to Concord Cancer Hospital in Singapore that we acquired in 2015.

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

In accordance with applicable PRC laws and regulations, the Ministry of Health oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice medicine in the sole medical institution where such doctor is registered. Doctors are not permitted to be registered in more than one medical institution. However, doctors may, upon the approval of the medical institution with which they are registered, enter into consulting agreements with third parties to engage in medical practice for another institution. We enter into such consulting contracts with doctors from time to time to provide expert assistance and consultation to our company and our network of centers. In very limited cases, we enter into employment agreements with doctors to work at cooperative centers in our network after consulting with our hospital partners where such centers are based. These doctors register their practice with the hospitals in accordance with applicable PRC laws and regulations. For information as to regulations of medical practitioners in Singapore, see “Item 4. Information on the Company— B. Business Overview—Regulations of Our Industry—Regulations in Singapore—Registration of Medical Practitioner.”

E.	Share Ownership

In January 2015, our shareholders passed a special resolution authorizing us to (i) re-designate each share issued and outstanding immediately prior to the adoption of our fourth amended and restated memorandum of association as a Class A ordinary share; and (ii) issue a new class of convertible shares as the Class B ordinary shares. The Class B ordinary shares will have different voting rights and conversion features to the Class A ordinary share. The total number of ordinary shares outstanding as of the date of this annual report is 133,709,620 Class A ordinary shares. We plan to exchange Class A ordinary shares held by Morgancreek with Class B ordinary shares at a one-to-one ratio, after which Morgancreek will hold, 59,770,876 Class B ordinary shares, or 44.7% of the combined total outstanding ordinary shares (representing 93.7% of the total voting rights) in our Company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang(3)	60,417,731	45.2%
Zheng Cheng(4)	60,417,731	45.2%
Yaw Kong Yap(5)	931,948	0.7%
Zhe Yin	—	—
Yan Sui	—	—
Weibo Yin	*	*
Yongjun Li	*	*

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Denny Lee	*	*
Adam Jigang Sun	*	*
All directors and officers as a group	62,141,715	46.5%
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	59,770,876	44.7%
Solar Honor Limited(7)	15,379,303	11.5%
Carlyle Entities(8)	13,086,350	9.7%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options exercisable, or restricted shares to be vested, by such person within 60 days of this annual report. Percentage of beneficial ownership of each listed person is based on 133,709,620 Class A ordinary shares issued and outstanding as of the date of this annual report.
(3)	Represents (i) 45,787,948 Class A ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Yang is a director and indirectly holds 18% of the shares and Ms. Bi Zhang, the spouse of Mr. Yang, indirectly holds 42% of the shares, and by virtue of such relationship Mr. Yang may be deemed its beneficial owner of the total of 60% of the shares, and (ii) 646,855 Class A ordinary shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this annual report.
(4)	Represents (i) 45,787,948 Class A ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Cheng is a director and indirectly holds 40% of the shares, and by virtue of such relationship may be deemed its beneficial owner, and (ii) 646,855 Class A ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.
(5)	Represents (i) 541,800 Class A ordinary shares held by, (ii) 342,602 Class A ordinary shares issuable upon excise of share options to, and (iii) 47,546 restricted shares held by, Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.
(6)	Represents 45,787,948 Class A ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Yang, holds 60% of the shares of Morgancreek Investment Holdings Limited. Bluestone Holdings Limited a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Cheng, holds 40% of the shares of Morgancreek Investment Holdings Limited. The directors of Morgancreek are Mr. Yang and Mr. Cheng. Mr. Yang and Mr. Cheng have the power to direct Morgancreek Investment Holdings Limited as to the voting and disposition of ordinary shares and ADSs held by Morgancreek Investment Holdings Limited. The address of the principal office of Morgancreek Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Represents 14,163,325 Class A ordinary shares and 405,326 ADSs held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Mr. Hao Zhou. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(8)	Represents 12,584,500 and 501,850 Class A ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

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

In November 2014, Shanghai Medstar and Nanjing Jiangyuan Andike Positron Technology Co., Ltd., or Nanjing JYADK, entered into a loan agreement with JYADK, of which Shanghai Medstar is a non-controlling shareholder and Nanjing JYADK is a controlling shareholder. Pursuant to this loan agreement, Shanghai Medstar agreed to lend an amount of approximately RMB3.2 million to JYADK at the prevailing bank loan interest rate for borrowings of the same term and priority to finance the business operation of JYADK and its holding companies. As of December 31, 2014 and 2015, we had outstanding loan amounts from JYADK of nil and RMB3.2 million (US$0.5 million).

In June 2015, CCM Hong Kong, as the borrower, entered into a long-term loan agreement with the Company, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher for the account of Gopher Asia Credit SP, as the original lender, whereby we are entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum for our general working capital purposes. Gopher is controlled by Mr. Zhe Yin, a director of the Company. This loan is secured by certain shares in the borrower beneficially owned by Ascendium and guaranteed by the Company and Shanghai Medstar. As of December 31, 2015, we had an outstanding balance of RMB161.9 million (US$25.0 million), which will be due in June 2018.

As of December 31, 2014 and 2015, we had amounts outstanding from Beijing Nai’ensi Technology Limited, or Nai’ensi, which is controlled by Mr. Zheng Cheng, a director and the president of the Company, of RMB31.8 million and RMB28.4 million (US$4.4 million), respectively, in connection with our financing lease arrangement with Nai’ensi.

In 2015, we provided consultation services to a subsidiary of Beijing Allcure Medical Information Technology Co., Ltd., or Allcure Information, our associate, in exchange for a service fee in the amount of RMB0.1 million (US$17 thousand). As of December 31, 2015, we had no outstanding amounts from Allcure Information.

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

Legal and Administrative Proceedings

In February 2016, Tianjin Concord Medical sued 252 Hospital in Baoding City Intermediate People’s Court in Hebei Province for financial disputes arising out of their business cooperation. The first instance trial of this lawsuit is scheduled to be heard on May 11, 2016. This lawsuit is pending before the Baoding City Intermediate People’s Court as of the date of this annual report. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

Other than as disclosed above, we are not currently involved in any material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

On January 7, 2014, July 28, 2014 and December 11, 2015, our Board of Directors declared special cash dividends of US$0.24 per ordinary share (or US$0.72 per ADS), US$0.30 per ordinary share (or US$0.90 per ADS) and US$0.33 per ordinary share (or US$0.99 per ADS) on the Company’s outstanding ordinary shares, respectively. The total amount for the special dividend is approximately US$32.4 million, US$40.6 million and US$44.5 million, based on the number of ordinary shares outstanding as of September 30, 2013, March 31, 2014 and September 30, 2015, respectively.

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

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the New York Stock Exchange since

December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 27, 2016 was US$4.87 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2011	7.67	3.10
2012	4.95	2.60
2013	5.59	4.00
2014	9.96	5.20
2015	8.23	4.40
Quarterly:

	Market Price Per ADS
	High	Low
2014
First quarter	9.96	5.70
Second quarter	8.48	5.81
Third quarter	9.50	6.99
Fourth quarter	7.80	5.74
2015
First quarter	7.77	5.75
Second quarter	8.23	5.70
Third quarter	7.13	4.51
Fourth quarter	5.80	4.40
2016
First quarter	5.13	4.07
Second quarter (through April 27, 2016)	5.00	4.78

Monthly:
2015
October	5.33	4.60
November	5.15	4.40
December	5.80	4.45
2016
January	5.13	4.07
February	5.05	4.46
March	5.02	4.51
April (through April 27, 2016)	5.00	4.78

As of April 22, 2016, a total of 19,216,876 ADSs representing 57,650,628 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.”

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

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “nonresident enterprises” under the EIT Law. Under the EIT law, Notice 112, which was issued on January 29, 2008 and the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as PRC tax resident enterprise. Accordingly dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares or ADSs in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including withholding taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would generally be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2015, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

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

Foreign Exchange Risk

Substantially all of our revenues and our expenditures are denominated in Renminbi. However, the price of medical equipment that we purchase from foreign manufacturers is denominated in U.S. dollars. We pay for such equipment in Renminbi through importers at a pre-determined exchange rate that is typically agreed to at the time of purchase that will be adjusted to a certain extent if there is significant fluctuation as to the exchange rate. As a result, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the cost of such medical equipment to us and will affect our results of operation and financial condition.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2015, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.6 million (US$0.3 million) in our total cash position.

The functional currency of our company and our subsidiaries, including Ascendium, CMS Holdings, OMS, Cyber Medical, China Medstar, King Cheers Holdings Limited, Medstar Overseas Ltd., US Proton Therapy Holdings Limited (BVI), and US Proton Therapy Holdings Limited (Delaware) is the U.S. dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. Our Singapore subsidiaries have determined their functional currency to be the Singapore dollars. We use the Renminbi as our reporting currency. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2015, our short-term and long-term bank borrowings, 79.0% of which were denominated in U.S. dollars while 21.0% of which were denominated in Renminbi, had a weighted average interest rate of 1.71% per annum and 5.27% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2015, a 10% change in the interest rates would result in an increase or decrease of RMB5.3 million (US$0.8 million) of our total amount of interest expense for the year ended December 31, 2015. Based on our outstanding interest earning instruments during the year ended December 31, 2015, a 10% change in the interest rates would result in an increase or decrease of approximately RMB2.2 million (US$0.3 million) in our total amount of interest income for the year ended December 31, 2015.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2013, 2.0% in 2014 and 1.4% in 2015. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$318,623 and US$406,591 in 2014 and 2015, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation with the participation of our management, including our Chief Executive Offer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation, our management has concluded that, as of December 31, 2015, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, using the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Concord Cancer Hospital, which was included in our consolidated financial statements for the year ended December 31, 2015 and constituted RMB256.3 million (US$39.6million) and RMB205.8 million (US$31.8 million) of total and net assets as of December 31, 2015, respectively, and RMB18.7 million (US$2.9 million) and RMB39.7 million (US$6.1 million) of revenues and net income for the year ended December 31, 2015, respectively. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in Internal Control-Integrated Framework issued by COSO (2013 framework).

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2015. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

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

	For the Year Ended
	December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Audit Fees(1)	7,144	6,800	6,997	1,080
Non Audit Fee(2)	—	—	—	—
Tax Fee(3)	91	80	84	13

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements and by Ernst & Young for audited financial statements of Concord Cancer Hospital.

(2)	Non audit fee is service fee paid to Ernst & Young for due diligence report on the MD Anderson Proton Therapy Center in connection with the acquisition of equity interest.

(3)	Tax fee is tax compliance service fee paid to the Houston tax team and Singapore tax team of Ernst & Young for service provided to US Proton and Concord Cancer Hospital.

The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by a professional party.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from August 10, 2015 to April 25, 2016:

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased	ADSs that May
			as Part of Publicly	Yet Be Purchased
	Total Number of	Average Price	Announced Plans	Under the
Period	ADSs Purchased	Paid per ADS (1)	or Programs (2)	Program (2)
August 10, 2015 through August 31, 2015	48,522	$5.02	48,522	$19.8 million
September 2015	159,823	$5.04	159,823	$18.9 million
October 2015	87,758	$5.03	87,758	$18.5 million
November 2015	72,447	$4.92	72,447	$18.1 million
December 2015	310,097	$4.98	310,097	$16.6 million
January 2016	304,639	$4.64	304,639	$15.1 million
February 2016	92,030	$4.81	92,030	$14.7 million
March 2016	146,168	$4.81	146,168	$14.0 million
April 1, 2016 through April 25, 2016	154,614	$4.92	154,614	$13.2 million
Total	1,376,098	$4.90	1,376,098	$13.2 million

Notes:

(1)	Each of our ADSs represents three Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	On August 10, 2015, we announced the implementation of a share repurchase program of up to US$20.0 million worth of our outstanding ADSs for cash as long as the price per ADS is no more than US$7.99, depending on market conditions and other factors. The repurchases have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of thirteen months from August 10, 2015 to September 2016, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2014 and 2015

•	Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2013, 2014 and 2015

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document
2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document
2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

Exhibit Number	Description of Document
4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

Exhibit Number	Description of Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: April 28, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Medical Services Holdings Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Concord Medical Services Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Assessment of Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Concord Healthcare Singapore Pte. Ltd., which is included in the 2015 consolidated financial statements of the Company and constituted RMB256.3 million and RMB205.8 million of total and net assets, respectively, as of December 31, 2015 and RMB18.7 million and RMB39.6 million of revenues and net loss, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Concord Healthcare Singapore Pte. Ltd..

In our opinion, Concord Medical Services Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Concord Medical Services Holdings Limited as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015 of Concord Medical Services Holdings Limited and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2016

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Note	2014	2015	2015
		RMB	RMB	US$
ASSETS
Current assets:
Cash		478,682	485,440	74,938
Restricted cash, current portion	5	392,328	555,035	85,683
Short-term investment		—	60,000	9,262
Accounts receivable (net of allowance of RMB2,281and RMB1,781 (US$275) as of December 31, 2014 and 2015, respectively)	6	265,010	218,254	33,693
Inventories	8	2,986	3,897	602
Prepayments and other current assets (net of reserve of RMB1,522 and RMB4,798(US$741) and including amount due from related party amounting to nil and RMB3,321 (US$513) as of December 31, 2014 and 2015, respectively)	7	177,267	79,004	12,196
Net investment in direct financing leases, current portion (including amount due from related party amounting to RMB31,820 and nil as of December 31, 2014 and 2015, respectively)	13	143,853	100,988	15,590
Deferred tax assets, current portion	22	3,556	2,447	378

Total current assets		1,463,682	1,505,065	232,342

Non-current assets:
Restricted cash, non-current portion	5	109,840	—	—
Prepaid land lease payments	10	51,529	429,779	66,346
Property, plant and equipment, net	9	749,683	918,815	141,841
Intangible assets, net	11	61,243	43,453	6,708
Deposits for non-current assets (net of reserve of RMB26,552and RMB26,552(US$4,099) as of December 31, 2014 and 2015, respectively)	12	101,166	251,058	38,757
Net investment in direct financing leases, non-current portion (including amount due from related party amounting to nil and RMB28,362 (US$4,378) as of December 31, 2014 and 2015, respectively)	13	130,934	108,917	16,814
Deferred tax assets, non-current portion	22	17,183	29,069	4,487
Equity method investments	14	221,180	230,981	35,657
Cost method investments	15	—	22,160	3,421
Other non-current assets	16	52,892	62,125	9,591

Total non-current assets		1,495,650	2,096,357	323,622

Total assets		2,959,332	3,601,422	555,964
F-4

		As at December 31
	Note	2014	2015	2015
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	17	322,128	565,994	87,374
Long-term bank and other borrowings, current portion	17	246,233	350,786	54,152
Accounts payable		1,064	808	125
Accrual for purchases of property, plant and equipment		11,784	4,881	753
Accrued expenses and other liabilities (including interest payable to related party of nil and RMB4,508 (US$696) as of December 31, 2014 and 2015, respectively)	18	130,193	229,340	35,404
Income tax payable	22	56,151	67,258	10,383
Deferred revenue, current portion		1,038	1,522	235
Dividend payable	20	—	288,157	44,484
Deferred tax liabilities, current portion	22	1,228	2,249	347

Total current liabilities		769,819	1,510,995	233,257

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of nil and RMB161,945 (US$25,000) as of December 31, 2014 and 2015, respectively)	17	335,479	273,196	42,174
Deferred tax liabilities, non-current portion	22	50,227	48,513	7,489
Long-term secured borrowings	19	—	331,888	51,235
Other long-term liabilities		3,749	3,042	470

Total non-current liabilities		389,455	656,639	101,368

Total liabilities		1,159,274	2,167,634	334,625

Commitments and contingencies	26
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2014 and 2015; outstanding shares—134,836,300 and 132,994,201 as of December 31, 2014 and 2015, respectively)	20	105	105	16
Treasury stock (7,517,232 shares and 9,359,331 shares as of December 31, 2014 and 2015, respectively)		(5)	(6)	(1)
Additional paid-in capital		2,074,125	1,774,330	273,910
Accumulated other comprehensive loss		(18,651)	(46,574)	(7,190)
Accumulated deficit		(258,025)	(336,329)	(51,920)

Total Concord Medical Services Holdings Limited shareholders’ equity		1,797,549	1,391,526	214,815
Noncontrolling interests		2,509	42,262	6,524

Total shareholders’ equity		1,800,058	1,433,788	221,339

Total liabilities and shareholders’ equity		2,959,332	3,601,422	555,964

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges (including financing lease income from related party amounting to RMB2,083, RMB1,194 and RMB252(US$40) for the years ended December 31, 2013, 2014 and 2015, respectively)		563,124	606,883	616,485	95,169
Cost of revenues		(217,655)	(274,562)	(353,336)	(54,546)
Gross profit		345,469	332,321	263,149	40,623
Operating expenses:
Selling expenses		(104,667)	(95,096)	(112,815)	(17,416)
General and administrative expenses (including consultation service fees to related party amounting to nil , nil and RMB113(US$17) for the years ended December 31, 2013, 2014 and 2015, respectively)		(84,506)	(53,576)	(132,952)	(20,524)
Impairment of long-lived assets	9	—	—	(23,125)	(3,570)

Operating income (loss)		156,296	183,649	(5,743)	(887)
Interest expense (including interest expense to related party amounting to nil, nil and RMB6,705(US$1,035) for the years ended December 31, 2013, 2014 and 2015, respectively)		(36,884)	(53,470)	(53,214)	(8,215)
Foreign exchange gain		784	9,585	10,348	1,597
Loss from disposal of property, plant and equipment		(1,235)	(3,955)	(4,220)	(651)
Interest income		9,828	21,208	22,447	3,465
Changes in fair value of derivative	18	—	2,605	33,731	5,207
Loss on debt extinguishment	17	—	—	(36,648)	(5,657)
Income (loss) from equity method investments	14	13,470	13,911	(5,572)	(860)
Other income, net	4	2,010	2,113	33,617	5,190

Income (loss) from continuing operations before income tax		144,269	175,646	(5,254)	(811)
Income tax expenses	22	(63,838)	(80,850)	(74,025)	(11,427)

Net income (loss) from continuing operations		80,431	94,796	(79,279)	(12,238)
Net income from discontinued operations	4	10,765	25,476	—	—

Net income (loss)		91,196	120,272	(79,279)	(12,238)

Net income (loss) attributable to noncontrolling interests		5,303	(4,437)	(975)	(151)
Net income (loss) attributable to ordinary shareholders		85,893	124,709	(78,304)	(12,087)

Earnings(loss) per share
From continuing operations	28	0.61	0.70	(0.58)	(0.09)
From discontinued operations	28	0.03	0.22	—	—
Basic	28	0.64	0.92	(0.58)	(0.09)
From continuing operations	28	0.61	0.70	(0.58)	(0.09)
From discontinued operations	28	0.03	0.22	—	—
Diluted	28	0.64	0.92	(0.58)	(0.09)
Weighted average number of shares outstanding:
Basic	28	135,077,172	134,836,300	134,546,772	134,546,772
Diluted	28	135,077,172	135,180,642	134,546,772	134,546,772

Other comprehensive income (loss), net of tax
Foreign currency translation		1,672	(3,368)	(27,923)	(4,311)

Total other comprehensive income (loss), net of tax		1,672	(3,368)	(27,923)	(4,311)

Comprehensive income (loss)		92,868	116,904	(107,202)	(16,549)

Comprehensive income (loss) attributable to noncontrolling interests		5,303	(4,437)	(975)	(151)

Comprehensive income (loss) attributable to Concord Medical Services Holdings Limited’s shareholders		87,565	121,341	(106,227)	(16,398)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations	80,431	94,796	(79,279)	(12,239)
Net income from discontinued operations	10,765	25,476	—	—
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	8,804	7,349	8,084	1,248
Depreciation of property, plant and equipment	149,975	175,008	138,075	21,315
Amortization of intangible assets	29,669	23,061	19,176	2,960
Amortization of prepaid land lease payments	2,801	3,610	1,090	168
Income (loss) from equity method investments	(15,521)	(13,911)	5,572	860
Loss on disposal of property, plant and equipment, net	1,235	3,610	4,220	651
Amortization of acquired executory contracts	(822)	—	—	—
Deferred tax benefits	3,361	23,307	(432)	(67)
Allowance for doubtful accounts, net	—	(9,010)	9,932	1,533
Impairment of long-lived assets	—	—	23,125	3,570
Changes in fair value of derivatives	—	2,605	(33,731)	(5,207)
Loss on debt extinguishment	—	—	36,648	5,657
Gain on disposal of subsidiaries (note 4)	—	(38,487)	(16,381)	(2,529)
Gain from bargain purchase (note 4)	—	—	(12,830)	(1,981)
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	(102,187)	4,505	43,276	6,683
Prepayments and other current assets	11,673	(5,029)	14,743	2,276
Inventories	(11,036)	237	315	49
Amounts due from related parties	(9,058)	(3,384)	—	—
Amounts due to related parties	(2,693)	(326)	—	—
Other non-current assets	7,025	36,234	11,902	1,837
Deposits of land use rights	(27,427)	—	(379,340)	(58,560)
Accounts payable	48,646	31,288	(725)	(112)
Accrued expenses and other liabilities	36,966	35,488	(1,968)	(304)
Deferred revenue	(4,362)	11,146	(945)	(146)
Income tax payable	23,024	22,397	9,692	1,496
Accrued unrecognized tax benefit	17,764	60,411	24,643	3,804

Net cash generated from (used in) operating activities	259,033	490,381	(175,138)	(27,038)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investment	—	—	(60,000)	(9,262)
Purchase of held-to-maturity securities	(30,000)	—	—	—
Maturity of held-to-maturity securities	30,000	—	—	—
Investments in equity method investees	(2,640)	(6,534)	(30,063)	(4,641)
Acquisitions of business, net of cash acquired (note 4)	—	—	(250,142)	(38,615)
Disposals of subsidiaries, net of cash disposed (note 4)	—	280,142	78,798	12,164
Purchase of subsidiary shares from noncontrolling interests	(1,500)	—	—	—
Acquisitions of property, plant and equipment	(74,553)	(51,480)	(47,783)	(7,376)
Deposits for the purchases of property, plant and equipment	(85,448)	(58,370)	(134,189)	(20,715)
Refund of deposits for the purchase of property, plant and equipment	11,357	—	—	—
Proceeds from disposal of property, plant and equipment	6,500	27,779	1,070	165
Proceeds from principal portion of direct financing leases	47,319	117,328	97,910	15,115
Net investment in direct financing leases	(59,289)	(43,794)	—	—
Cash distribution from equity method investments	24,714	21,984	24,316	3,754
Prepayment for investment (note 12)	—	—	(71,000)	(10,961)
Net cash (used in) generated from investing activities	(133,540)	287,055	(391,083)	(60,372)

	For the Years Ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	190,692	9,000	233,201	36,000
Proceeds from long-term bank and other borrowings	407,969	291,892	343,301	52,997
Proceeds from secured borrowings (note 19)	—	—	396,494	61,208
Repayment of obligations under capital leases	(2,117)	(8,567)	—	—
Repayment of short-term bank borrowings	(79,246)	(110,569)	(2,858)	(441)
Repayment of long-term bank borrowings	(302,058)	(273,310)	(347,965)	(53,717)
Increase in restricted cash	(138,093)	(80,028)	(52,780)	(8,148)
Dividends paid to ordinary shareholders	—	(453,562)	—	—
Proceeds received from sales lease back	—	46,000	—	—
Repurchase of ordinary shares	(6,015)	—	(19,723)	(3,045)
Repayment of loan from a noncontrolling shareholder of a subsidiary	6,590	—	—	—
Capital injection from noncontrolling shareholder (note 1)	—	—	40,728	6,287

Net cash generated from (used in) financing activities	77,722	(579,144)	590,398	91,141

Exchange rate effect on cash	4,436	(2,643)	(17,419)	(2,689)
Net increase in cash	207,651	195,649	6,758	1,042
Cash at beginning of year	75,382	283,033	478,682	73,896
Cash at end of year	283,033	478,682	485,440	74,938

Supplemental schedule of cash flows information:
Income tax paid	(6,318)	(34,452)	(48,712)	(7,520)
Interest paid	(37,527)	(53,470)	(54,039)	(8,342)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	74,267	27,492	23,769	3,669
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	9,050	1,519	12,251	1,891
Acquisition of net investment in financing lease through utilization of deposits	27,940	—	36,499	5,634
Equity investment through disposal of a subsidiary (note 4)	—	—	22,160	3,574

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	135,487,408	105	(5)	2,517,496	(16,955)	(469,055)	308,324	2,339,910
Net income	—	—	—	—	—	85,893	5,303	91,196
Other comprehensive income (loss)	—	—	—	—	1,672	—	—	1,672
Share-based compensation	—	—	—	8,804	—	—	—	8,804
Share repurchase	(651,108)	—	—	(6,015)	—	—	—	(6,015)
Contribution by noncontrolling interests of JWYK	—	—	—	53	—	—	(1,903)	(1,850)

Balance as of December 31, 2013	134,836,300	105	(5)	2,520,338	(15,283)	(383,162)	311,724	2,433,717

Net income	—	—	—	—	—	124,709	(4,437)	120,272
Other comprehensive income (loss)	—	—	—	—	(3,368)	—	—	(3,368)
Share-based compensation	—	—	—	7,349	—	—	—	7,349
Dividends		—	—	(453,562)	—	—	—	(453,562)
Disposal of CAH and WHT (note 4)	—	—	—	—	—	—	(304,370)	(304,370)
Others	—	—	—	—	—	428	(408)	20
Balance as of December 31, 2014	134,836,300	105	(5)	2,074,125	(18,651)	(258,025)	2,509	1,800,058

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	134,836,300	105	(5)	2,074,125	(18,651)	(258,025)	2,509	1,800,058

Net income	—	—	—	—	—	(78,304)	(975)	(79,279)
Other comprehensive income (loss)	—	—	—	—	(27,923)	—	—	(27,923)
Share-based compensation	—	—	—	8,084	—	—	—	8,084
Dividends	—	—	—	(288,157)	—		—	(288,157)
Share repurchase	(1,842,099)	—	(1)	(19,722)	—	—	—	(19,723)
Contribution from noncontrolling interest (note 1)	—	—	—	—	—	—	40,728	40,728

Balance as of December 31, 2015	132,994,201	105	(6)	1,774,330	(46,574)	(336,329)	42,262	1,433,788

Balance as of December 31, 2015 (US$)	132,994,201	16	(1)	273,909	(7,190)	(51,920)	6,524	221,339

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

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, the provision of management services to hospitals. Starting April 2015, the Group is also engaged in hospital operations as a result of the acquisition of Concord Healthcare Singapore Pte. Ltd. (note 4).

The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2015 are as follows:

Company	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
Our Medical Services Limited (“OMS”)	August 22, 1996	BVI	100%	Investment holding
Medstar Oversea Ltd. (“Medstar Overseas”)	September 22, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	100%	Investment holding
Cyber Medical Networks Limited (“Cyber”)	May 26, 2006	Hong Kong	100%	Investment holding
China Medical Services (Holdings) Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology and Services Co., Ltd. (“AMT”)	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Leasing Co., Ltd. (“MSC”)	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
Beijing Meizhong Jiahe Hospital Management Co., Ltd.*(“MHM”)	July 23, 2008	PRC	100%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)	July 26, 2007	PRC	100%	Provision of management services

Company	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Tianjin Concord Medical Technology Limited**	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”)	August 12, 2010	PRC	100%	Leasing of medical equipment
Guangzhou Concord Medical Cancer Hospital Co., Ltd. (“GZ Proton”)	June 29, 2011	PRC	70%	Medical technology research and development, and provision of management and consulting services.
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)***	June 03, 2013	Hong Kong	85.71%	Investment holding
CMS Radiotherapy Holdings Limited (“CMS (USA)”)	August 13, 2013	United States of America	100%	Investment holding
Shenzhen Concord Medical Investment Limited (“SZ CMS”)	January 10, 2014	PRC	100%	Investment holding
Shanghai Concord Oncology Hospital Limited (“SHC”)***	March 17, 2014	PRC	90%	Group’s medical treatment and service business
Global Medical Imaging (HongKong) Limited. (“GMI”)	May 26, 2014	Hong Kong	100%	Investment holding
Allcure Medical Holdings Limited (“Allcure BVI”)	July 29, 2014	BVI	100%	Investment holding
Datong Meizhong Jiahe Cancer Center (“DTMZ”)	October 23, 2014	PRC	100%	Group’s medical treatment and service business
Concord Healthcare Singapore Pte. Ltd. (“CHS”)	April1, 2015	Singapore	100%	Group’s medical treatment and service business
Wuxi Concord Medical Development Ltd.	December 29, 2015	PRC	100%	Group’s medical treatment and service business
Beijing Allcure Medical Technology Ltd.	February 5, 2015	PRC	100%	Group’s medical treatment and service business

Concord Hospital Management Group Ltd.	July 7, 2015	Hong Kong	100%	Group’s medical treatment and service business

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

On February 5, 2015, the Group set up Beijing Allcure Medical Technology Ltd. for purposes of expanding the Group’s business of medical information and technology services.

On April 6, 2015, the Group acquired 100% equity interest in Fortis Surgical Hospital for cash consideration of Singapore Dollars (“SGD”) 55,000 (US$39,800), which the Group received the approval from Singapore Ministry Of Health to change the name to Concord Healthcare Singapore Pte. Ltd.

On July 7, 2015, the Group has set up Concord Hospital Management Group Ltd., for the purpose to develop Group’s hospital management.

*On August 27, 2015, the Group changed the name of CMS Hospital Management Co., Ltd. (“CHM”) to Beijing Meizhong Jiahe Hospital Management Co., Ltd. (“MHM”), providing management service to the Group’s existing network.

**On December 23, 2015, the Group changed the name of Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“TKM”) to Tianjin Concord Medical Technology Limited.

***On September 9, 2015, CCM (HK) issued (i) 61,302,441 shares to Gopher CCM limited (“Gopher”), an entity controlled by a director of the Company, for a consideration of US$7,859 and (ii) 366,685,949 shares to Ascendium for a consideration of US$47,011, among which US$40,728 has been injected in 2015.  As a result, Gopher holds 14.29% equity interest of CCM (HK) and through which, Gopher indirectly holds 10% of SHC, which is 70% owned by CCM (HK) and Ascendium holds 85.71% equity interest of CCM (HK).

On December 29, 2015, the Group set up Wuxi Concord Medical Development Ltd. for the purpose to develop Group’s medical treatment and service business.

SUMMARY	OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Liquidity Risks

As of December 31, 2015, the Company had RMB485,440 (US$74,938) of cash and a net current liability amounting to RMB5,930 (US$915). This net current liability was mainly caused by the deterioration of operating results, dividend declared and long-term capital investment financed by short-term debt. During the year ended December 31, 2015, the Company incurred RMB175,138 (US$27,038) of negative cash flows from operations and RMB181,972 (US$28,091) of capital expenditures. When preparing the consolidated financial statements as of December 31, 2015 and for the year then ended, the Company’s management concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the twelve months from December 31, 2015 and unutilized bank facility, which indicates that the Company will have sufficient liquidity during the next twelve months from cash flows generated by operations. The analysis indicates that the Company will have the financial resources to settle borrowings and payables that will be due in the next twelve months. In the event of any unexpected adverse change in its business, the Company has the ability and intent to reduce dividend payments to increase liquidity.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, contingent business acquisition consideration, allowance for doubtful accounts, impairment of long-lived assets, useful lives of property, plant and equipment and intangible assets, realization of deferred tax assets, share-based compensation expenses, unrecognized tax benefits, accrued liabilities, the valuation of the Company’s acquired equity investments and the valuation of derivative instruments. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation and transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses the RMB as its reporting currency. Generally, the Company and other subsidiaries incorporated outside PRC use their local currency as functional currency. The Company and the subsidiaries whose functional currency is not RMB use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

Accumulated other comprehensive loss represents the cumulative foreign currency translation adjustments at each balance sheet date.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.4778 to US$1.00 on December 31, 2015 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combination and noncontrolling interests

The Company accounts for business combinations using the purchase method of accounting in accordance with ASC 805. ASC 805 requires the Company to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where the Company acquires less than 100% ownership interest, the Company will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by the Company for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the Company’s statements of comprehensive income (loss) until such time as to when the contingency is resolved. Where the fair value of the net assets acquired exceeds the consideration paid, a gain as a result of the bargain purchase will be recognized through the consolidated statements of comprehensive income (loss) at the close of the transaction. For the Company’s majority-owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of comprehensive income includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Company’s consolidated balance sheets.

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

Cash

Cash includes cash on hand and cash deposits with original maturities of less than three months, which are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s short-term and long-term borrowings (note 5).

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

Equity method investments

Investments in entities in which the Group has significant influence but does not own a majority equity interest or control are accounted for under the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Venture (“ASC 323”), which requires equity investments be carried at original cost adjusted for the proportionate share of the investees’ income, losses and distributions. The share of net profit of equity investee includes the effect of basis difference between the carrying value of the investments and the Group’s share of the underlying assets of the investee. An interest in a limited partnership is also accounted for using the equity method of accounting as described in ASC 323, unless the limited partner’s interest is so minor that the Company may have virtually no influence over partnership operating and financial policies. The Group assesses the carrying value of equity investments when an indicator of a loss in value is present and records a loss in value of the investment when the assessment indicates that another-than-temporary decline in the investment exists.

Cost method investments

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments (“ASC 325-20”), for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. The Group routinely evaluates the collectibility of accounts receivable of each customer on a specific identification basis. At the time when the Group becomes aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Group records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the collectible amount. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2013, 2014 and 2015 amounted to RMB2,496, nil and RMB1,376(US$212), respectively.

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

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The medical insurance coverage as an approved healthcare provider is issued by the medical insurance authority, based on which the hospital can join in the medical insurance network and can be reimbursed by the medical insurance authority for medical services provided to the patients who have been covered by medical insurance included in social insurance or other contribution, which is amortized over the remaining business license period. A radiotherapy permit is a legal license issued by the government for deploying and operating radiotherapy equipment in a hospital and the economic life of this license is assessed to be the estimated remaining useful life of the corresponding radiotherapy equipment. The estimated useful life for the intangible assets is as follows:

Estimated useful life
Customer relationship	5-16 years
Operating leases	9-16 years
Medical insurance coverage	10 years
Radiotherapy permits	7 years
Software	3-5 year

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

Impairment loss on long-lived assets of nil, nil and RMB23,125 (US$3,570) was recognized for the years ended December 31, 2013, 2014 and 2015, respectively.

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. Cost of the Group’s shares acquired is treated as a deduction from shareholders’ equity. Upon cancellation, any excess of purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, including cash, restricted cash, short-term investment, accounts receivable, balances with related parties and accounts payable approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank and other borrowing and secured borrowings mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value. Derivative financial instruments were recognized at fair value at the end of each reporting period with the adjustment in its fair value recognized in profit or loss. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its derivative financial instruments that are recognized in the consolidated financial statements.

Deferred revenue

Deferred revenue arises from upfront cash payment where the related services have not been rendered and the revenue recognition criteria have yet been fulfilled.

Discontinued operations

The disposal of Chang’an Hospital (“CAH”) and Xi’an Wanjie Huaxiang Medical Technology Development (“WHT”) in 2014 represents strategic shift that has a major effect on the Group’s operations and financial results, and qualify for reporting as discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income for all periods presented.

Revenue recognition

Revenue consists of network and hospital revenue.

(1) Network revenue

The majority of the Group’s revenues are derived directly from hospitals that enter into medical equipment lease, management service arrangements, equipment sales and direct financing lease with the Group. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

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

ASC 840 is applied to the lease elements of the arrangement and ASC 605 (“ASC 605”), Revenue Recognition is applied to other elements of the arrangement not within the scope of ASC 840. Revenue not within the scope of ASC 840 is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred.

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

For the years ended December 31, 2013, 2014 and 2015, the revenue from lease and management services amounted to RMB498,556, RMB511,591 and RMB525,208 (US$81,078), respectively.

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

For the years ended December 31, 2013, 2014 and 2015, revenue from management services amounted to RMB15,723, RMB37,713 and RMB21,596 (US$3,334), respectively. For the years ended December 31, 2013, 2014 and 2015, the revenue from technical services amounted to RMB13,243, RMB20,777 and RMB21,449 (US$3,311), respectively.

iii.	Direct financing lease income

Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2013, 2014 and 2015, the Company had financing lease income of RMB33,639, RMB29,250 and RMB23,259 (US$3,591), net of taxes, respectively.

iv.	Medical equipment sales

Pursuant to the application of ASC 605, the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2013, 2014 and 2015, the Company had medical equipment sales of RMB1,963, RMB7,552 and RMB6,234 (US$962), respectively.

(2) Hospital revenue

Prior to 2015 the Group operated a full service hospital, CAH, which was disposed in 2014. Starting 2015, the Group began to operate a premium cancer hospital through the acquisition of CHS. Hospital revenue consists of medicine income and medical service income. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with ASC 605, when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is reasonably assured, and the medicine or medical services are delivered.

The Group is subject to sales taxes such as business tax, VAT and goods and service tax on the revenue. The Group has recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2013, 2014 and 2015 were approximately RMB26,178, RMB24,038 and RMB22,237 (US$3,433), respectively. In the event that revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

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

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2013, 2014 and 2015, the advertising expenses were RMB7,679, RMB6,680 and RMB15,205 (US$2,347), respectively.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income (“ASC 220”), requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income (loss).

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Company was RMB33,663 and RMB688 (US$106) as at December 31, 2014 and December 31, 2015, respectively.

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2013, the Group’s CODM evaluates segment performance based on revenues and profit by the network and hospital segments. Subsequent to the disposal of CAH and WHT on December 18, 2014, the Group has only one reporting segment for network for the year ended December 31, 2014 as the results of CAH and WHT had been presented as discontinued operations in the financial statements. For the year ended December 31, 2015, since the acquisition of CHS in April, 2015, the Group’s CODM evaluates segment performance based on revenues and profit by the network and premium cancer hospital segments.

Recent accounting pronouncement

In February 2015, the FASB issued Accounting Standards Update (“ASU”) ASU No. 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In March 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the method of adoption to be utilized and it cannot currently estimate the financial statement impact of adoption.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805) Simplifying the Accounting for Measurement – Period Adjustments (“ASU 2015-16”). ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of ASU 2015-16 will have a significant impact on the consolidated financial statements.

In November 2015, FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, which requires entities to measure many equity investments at fair value and recognize changes in fair value in net income. The requirement does not apply to equity investments that result in consolidation, those accounted for under the equity method and certain others. The guidance provides a new measurement alternative for equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient. Under this alternative, these investments can be measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance is effective for annual periods beginning after 15 December 2017. Management is in the process of assessing the full effect of this new standard.

In February 2016, The FASB issued ASU No. 2016-02 Leases, which will replace previous topics on lease accounting. The revised guidance will require lessees to recognize on balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. This guidance is effective for the Company on 1 January 2019 and a modified retrospective approach is required for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Management is in the process of assessing the full effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016 with early adoption permitted. Management is in the process of assessing the effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It also will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Company on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance, but all of the guidance must be adopted in the same period. Management is in the process of assessing the effect of this new standard.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, short-term investment, accounts receivable and advances made to suppliers and hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2015, substantially all of the Group’s cash, restricted cash and short-term investment were deposited in financial institutions located in the PRC, Hong Kong, United States of America and in Singapore, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 24%, 23% and 25% for the years ended December 31, 2013, 2014 and 2015, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 79%, 86% and 94% of total medical equipment purchases of the Group for the years ended December 31, 2013, 2014 and 2015, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. The appreciation of the RMB against US$ was approximately 3.109% in the year ended December 31, 2013. The depreciation of the RMB against US$ was 2.4% and 5.8% during the years ended December 31, 2014 and 2015, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

4.	ACQUISITIONS AND DISPOSALS

For the year ended December 31, 2014

Disposal of CAH and WHT

Based on the acquisition agreement of CAH entered in 2012, a “Put Option” was issued by New Chang’an pursuant to which the Company could put all its equity interests in CAH to New Chang’an with a consideration which should be not less than the original cost, including the consideration of the acquisition of WHT in 2010. This Put Option will expire after 39 months from the date on which the Company legally becomes a shareholder of CAH.

In 2014, the Group decided to exercise the Put Option and to sell CAH and WHT to New Chang’an. On December 3, 2014, the Group entered into a share transfer agreement with Datang Healthcare Corporation Limited (“Datang”), a related company of New Chang’an and independent of the Group, pursuant to which, the Group sold and Datang acquired, the Group’s 52% equity interests in CAH and WHT at a consideration of RMB248,311(US$40,020) and RMB149,612(US$24,114), respectively. The disposal was completed on December 18, 2014. The Group received RMB317,470(US$51,167) and RMB80,453(US$12,967) of the consideration in December 2014 and January 2015, respectively. The Group did not retain any continuing involvement in CAH or WHT after the disposal date.

The disposal of CAH and WHT meets the criteria of discontinued operations in accordance with ASC 205, Discontinued Operations (“ASC 205”). The financial results of CAH and WHT have been accounted for as discontinued operations whereby the results of operations of CAH and WHT have been excluded from the results of continuing operations and reported as discontinued operations for all periods presented.

The breakdown of assets and liabilities attributed to discontinued operations as of December 18, 2014 (the date of disposal), are as follows:

RMB
Current assets	122,280
Property, plant and equipment, net	620,883
Goodwill	292,885
Acquired intangible assets, net	28,929
Prepaid land lease payments	85,061
Indemnification assets, non-current portion	59,518
Loan to a non-controlling shareholder	72,609
Other non-current assets	40,651
Current liabilities	(483,969)
Non-current liabilities	(175,041)
Non-controlling interests	(304,370)

Net assets disposed	359,436

As a result of the disposal, the Group recognized a gain on the disposal of CAH and WHT of RMB38,487 (US$6,203) as summarized below:

RMB
Consideration	397,923
Disposition of net assets	359,436

Gain on disposal of CAH and WHT	38,487

Reconciliation of the major line items constituting pretax profit of discontinued operations that are disclosed in the notes to financial statements to the after-tax profit of discontinued operations that are presented in the consolidated statement of comprehensive income (loss):

	For the years ended December 31,
	2013	2014
	RMB (‘000)	RMB (‘000)
Major line items constituting pretax profit of discontinued operations:
Revenues	417,511	489,787
Cost of revenues	(369,295)	(435,785)
Selling, general and administrative expenses	(23,782)	(20,210)
Interest expense	(10,143)	(11,519)
Interest income	7,884	7,161
Other income	633	3,098
Pretax profit of discontinued operations	22,808	32,532

Pretax profit of discontinued operations attributable to noncontrolling interests	14,037	10,729
Pretax profit of discontinued operations attributable to ordinary shareholders	8,771	21,803
	22,808	32,532

Pretax gain on the disposal of discontinued operations	-	38,487
Total pretax gain on discontinued operations	22,808	71,019

Income tax expense	(12,043)	(45,543)
Net income from discontinued operations	10,765	25,476

Net income (loss) from discontinued operations attributable to noncontrolling interests	6,625	(4,291)
Net income from discontinued operations attributable to ordinary shareholders	4,140	29,767
	10,765	25,476

The following table summarizes cash flows from discontinued operations for the periods presented:

	For the years ended December 31
	2013	2014
	RMB	RMB
Net cash generated from operating activities	85,867	61,372
Net cash used in investing activities	(46,461)	(43,420)
Net cash (used in) generated from financing activities	(38,153)	10,627
Net increase in cash	1,253	28,579
Cash at beginning of the year	7,495	8,748
Cash at end of the year	8,748	37,327

For the year ended December 31, 2015

Acquisition of CHS

As part of the Group’s business expansion strategy to expand into hospital services abroad, on April 6, 2015, the Company, through its wholly owned subsidiary Concord Medical Services (International) Pte. Ltd., purchased 100% equity interest of Fortis Surgical Hospital from Fortis Healthcare International Pte. Ltd. (the “Seller”), a subsidiary of Fortis Healthcare Ltd., for a total cash consideration of SGD55,000 (in equivalent of RMB253,499). Fortis Surgical Hospital is a private facility in Singapore that was established in July 2012, currently with 31 bed patient capacity, The Group changed the name of the acquired hospital to Concord Healthcare Singapore Pte. Ltd. (“CHS”) after the acquisition.

The Company has completed the valuations necessary, with the assistance of an independent third party valuation firm, to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which a gain from bargain purchase was determined and recognized as of the acquisition date. The valuation utilized generally accepted valuation methodologies including the income, market and cost approaches. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of April 6, 2015, the date of acquisition:

	RMB	US$
Purchase consideration	253,499	29,134
Current assets	9,578	1,479
Property and equipment, net	260,321	40,187
Intangible assets	3,094	478
Current liabilities	(8,528)	(1,316)
Deferred tax assets	2,452	379
Deferred tax liabilities	(588)	(91)
Gain on bargain purchase	(12,830)	(1,980)

The Seller, an Indian listed company, intended to improve its financial gearing ratio so as to focus on India domestic market, and thus accepted a purchase price lower than the fair value of the net assets for the disposal of CHS which is an investment outside India. The Group performed a comprehensive reassessment of the procedures it used to identify and measure the assets acquired and liabilities assumed, and measure the consideration transferred to verify that all of those measurements are appropriate and reasonable. A gain on bargain purchase of RMB12,830 (US$1,980) was recorded as “other income” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2015.

The following unaudited supplemental pro forma consolidated financial information for the years ended December 31, 2014 and 2015 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what the combined company’s operating results would have been had the acquisition actually taken place on January 1, 2014, nor do they project the future results of operations of the combined company. The actual results of operations of the combined company may differ significantly from the pro forma adjustments reflected here due to many factors.

	Unaudited Supplemental Pro Forma
	For the year ended December 31
	2014	2015	2015
	RMB	RMB	US$
Net revenues	643,764	625,479	96,556
Net income	25,119	165,626	25,568

The results of operations of CHS since the acquisition date included in the consolidated statement of comprehensive income (loss) of the Company for the year ended December 31, 2015 is as follows:

	For the Years Ended December 31,2015
	RMB	US$
Net revenues	18,739	2,893
Net loss	(39,628)	(6,118)

Disposal of JWYK

On June 30, 2015, the Group entered into a share exchange agreement with Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”), a newly established third-party company, pursuant to which, the Group exchanged 100% equity interest of Beijing Allcure Medical Technology Ltd. (“JWYK”) for 20% of Allcure Information’s equity interest. The disposal of JWYK was completed on July 24, 2015 and did not meet the criteria of discontinued operations in accordance with ASC 205.

The breakdown of assets and liabilities as of July 24, 2015 (the date of disposal), are as follows:

	RMB	US$
Current assets	5,335	824
Property, plant and equipment, net	2,470	381
Current liabilities	(2,026)	(313)
Net assets disposed	5,779	892

The Group, with the assistance of an independent third party valuation firm, determined the fair value of the 20% equity interest of Allcure Information based on a discounted cash flow model. The 20% equity interest in Allcure Information is accounted for as a cost method investment of the Group (note 15). As a result of the disposal of JWYK, the Group recognized a gain of RMB16,381 (US$2,529) as “other income” as summarized below:

	RMB	US$
Consideration (20% of Allcure Information)	22,160	3,421
Disposition of net assets	5,779	892
Gain on disposal of JWYK	16,381	2,529

5.	RESTRICTED CASH

Restricted cash represented bank deposits that are pledged as collateral for the Group’s borrowing arrangements. Restricted cash amounted to RMB502,168 and RMB555,035 (US$85,683) as of December 31, 2014 and 2015, respectively, was recorded under current and non-current assets based on the classification of the underlying bank borrowings (note 17).

6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Accounts receivable	267,291	220,035	33,968
Allowance for doubtful accounts	(2,281)	(1,781)	(275)
Accounts receivable, net	265,010	218,254	33,693

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
The movement in the allowance for doubtful accounts were as follows:
Balance at the beginning of the year	3,091	3,091	2,281	352
Acquisition of CHS	—	—	167	26
Provisions for the year	—	700	2,925	452
Reversal of provisions from prior periods due to subsequent cash collection during the year	—	(1,510)	(749)	(116)
Amounts written off during the year	—	—	(2,843)	(439)
Balance at the end of the year	3,091	2,281	1,781	275

Provisions for allowance for doubtful debts are recorded in “general and administrative expense” in the consolidated statements of comprehensive income (loss).

Accounts receivable with carrying value of RMB76,333 and RMB51, 304 (US$7,920) were pledged as collateral for bank borrowings of RMB137,942 and RMB98,980 (US$15,280) as at December 31, 2014 and 2015, respectively (note 17).

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Prepayments to suppliers	317	6,089	940
Due from suppliers*	49,057	15,484	2,390
Advances to hospitals**	4,473	2,919	451
Advances to employees***	10,154	7,415	1,145
Receivable from disposal of PPE	9,300	9,300	1,436
Refundable auction deposit	—	500	77
Deferred expenses	4,105	7,296	1,126
Consideration receivable for disposal of CAH and WHT	80,453	—	—
Interest receivable	10,765	22,247	3,434
Others	10,165	12,552	1,938
	178,789	83,802	12,937

Reserve for unrecoverable deposits	(1,522)	(4,798)	(741)

	177,267	79,004	12,196

Movement in reserve for unrecoverable deposits is as follows:

	For the Years Ended December 31,
	2014	2015	2015
	RMB	RMB	US$
Balance at the beginning of the year	9,292	1,522	235
Provisions for the year	1,324	4,290	663
Amounts written off during the year	(9,524)	(1,014)	(157)
Foreign currency translation	430	—	—
Balance at the end of the year	1,522	4,798	741

Provisions are recorded in “general and administrative expenses” in the consolidated statements of comprehensive income (loss).

*	Amounts due from suppliers represent returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve amounting to RMB1,522 and RMB4,798 (US$741) on amounts due from suppliers as at December 31, 2014 and 2015, respectively.
**	The advances to hospital represent interest-free advances to hospital customers. The Group has assessed the impact of such advances on revenue recognition at the outset of the arrangement and has concluded that they do not affect revenue recognition. The risk of loss arising from any failure of hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred.
***	The advances to employees represent interest-free advance held by the Company’s employees to cover expenses of hospital customers. The risk of loss is assessed prior to making the advances and is monitored on a regular basis by management. To date, the Group has not experienced any loss of such advances.

8.	INVENTORIES
	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Medicine	—	308	47
Medical supplies	2,698	2,409	373
Low-value consumables	288	1,180	182
	2,986	3,897	602

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Buildings	285	230,482	35,580
Medical equipment	1,074,433	1,095,973	169,189
Electronic and office equipment	12,432	10,679	1,649
Motor vehicles	1,768	2,171	335
Leasehold improvement and building improvements	5,087	3,741	577
Construction in progress	26,532	93,034	14,362
Total	1,120,537	1,436,080	221,692
Less: accumulated depreciation	(370,854)	(494,140)	(76,282)
	749,683	941,940	145,410
Impairment charges	-	(23,125)	(3,570)
	749,683	918,815	141,840

Depreciation expenses were RMB149,975, RMB175,008 and RMB138,075 (US$21,315) for the years ended December 31, 2013, 2014 and 2015, respectively. Impairment loss of nil, nil and RMB23,125 (US$3,570) were recognized for the years ended December 31, 2013, 2014 and 2015, respectively.

As at December 31, 2014 and 2015, certain of the Group’s property, plant and equipment with a total net book value of RMB164,938 and RMB138,321 (US$21,353) were pledged as collaterals for bank borrowings of RMB163,185 and RMB118,355 (US$ 18,271), respectively (note 17).

As at December 31, 2014 and 2015, the Group held equipment under operating lease contracts with customers with an original cost of RMB1,067,057 and RMB1,029,794 (US$158,973) and accumulated depreciation of RMB347,524 and RMB432,874 (US$ 66,824), respectively.

10.	PREPAID LAND LEASE PAYMENTS

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Prepaid land lease payments	52,878	432,218	66,723
Less: accumulated amortization	(1,349)	(2,439)	(377)
Net carrying value	51,529	429,779	66,346

The additions of prepaid land lease payments in 2015 represented the prepayment of a land use right in Shanghai for SHC. The land use right certificate has not been obtained as of December 31, 2015 and is not ready to use. No amortization was recorded in 2015 in relation to this particular land use right for SHC. Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were RMB2,801 (of which RMB2,531 was recorded in discontinued operations), RMB3,610 (of which RMB2,532 was recorded in discontinued operations) and RMB1,090 (US$168), respectively.

The estimated annual amortization expenses (excluding the land use right for SHC) for the prepaid land leases for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2016	1,083	167
2017	1,083	167
2018	1,083	167
2019	1,083	167
2020	1,083	167

11.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill is comprised of the following:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Balance at the beginning of year	292,885	292,885	—	—
Less: Disposal of CAH and WHT (note 4)	—	(292,885)	—	—
Balance at the end of year	292,885	—	—	—

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Others	Total
	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2014	75,880	4,176	36,787	116,843
Disposal	(3,388)	(222)	(28,929)	(32,539)
Amortization expenses	(16,383)	(1,270)	(5,408)	(23,061)
Intangible assets, net at December 31, 2014	56,109	2,684	2,450	61,243
Acquisition of CHS	—	—	3,074	3,074
Disposal of centers	(1,688)	—	—	(1,688)
Amortization expenses	(14,937)	(1,002)	(3,237)	(19,176)
Intangible assets, net at December 31, 2015	39,484	1,682	2,287	43,453
Intangible assets, net at December 31, 2015, in US$	$6,095	$260	$353	$6,708
At December 31, 2015
Intangible assets, cost	142,671	15,078	7,974	165,737
Less: accumulated amortization	(103,187)	(13,396)	(5,687)	(122,269)
	39,484	1,682	2,287	43,453

Amortization expenses for intangibles were RMB29,669, RMB23,061 and RMB19,176 (US$2,960) for the years ended December 31, 2013, 2014 and 2015, respectively. No impairment loss on intangible assets was recognized for any of the years presented. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2016	13,036	2,012
2017	11,376	1,756
2018	8,768	1,354
2019	4,941	763
2020	2,286	353
	40,407	6,238

12.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment *	98,118	177,010	27,326
Prepayment for investment**	29,600	100,600	15,530
	127,718	277,610	42,856
Reserve for unrecoverable deposits	(26,552)	(26,552)	(4,099)
	101,166	251,058	38,757

*	The amount represents interest-free non-refundable partial payments to suppliers of medical equipment to be delivered to Group’s customers. The remaining contractual obligations associated with these purchase contracts are approximately RMB30,663 and RMB119,787 (US$18,492) as at December 31, 2014 and 2015 respectively, which are included in the amount disclosed as purchase commitments in note 26.

**	On December 18, 2007, the Group entered into a framework agreement with Chang'an Information Industry (Group) Co., Ltd. (“Chang’an Information”) and China-Japan Friendship Hospital to set up Beijing Proton Medical Center Co., Ltd. (“BPMC”), a proton treatment center in Beijing. Pursuant to the framework agreement, the Group paid a deposit of RMB29,600 to Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), an entity set up by Chang'an Information, to be used for the construction of the proton treatment center. BPMC was legally set up on July 6, 2012. On May 24, 2015, the Group entered into a transfer agreement with Chang’an Information to acquire 100% equity interest of Beijing Century Friendship at a cash consideration of RMB70,000. The closing of the acquisition of Beijing Century Friendship is subject to the condition that Beijing Century Friendship obtains 55% interest of BPMC. The Group fully paid the consideration of RMB70,000 and paid an additional RMB1,000 for the future operations of BPMC as of December 31, 2015. However, as Beijing Century Friendship did not obtain 55% equity interest in BPMC until January 27, 2016, the acquisition of Beijing Century Friendship was not completed as of December 31, 2015 and thus, the deposit of RMB70,000 paid by the Group was recorded as “deposit for non-current assets” in the consolidated balance sheets. The Group consolidated Beijing Century Friendship which holds 55% equity interest of BPMC on January 27, 2016 (note 31).

13.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have terms ranging generally from three to ten years. Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Total minimum lease payments to be received	312,184	233,820	36,096
Initial direct cost	3,963	3,963	612
	316,147	237,783	36,708
Unearned income	(41,360)	(27,878)	(4,304)
Net investment in direct finance leases	274,787	209,905	32,404
Current	143,853	100,988	15,590
Non-current	130,934	108,917	16,814
Total	274,787	209,905	32,404

Net investment in financing leases with carrying value of RMB207,445 and RMB143,440 (US$22,143) were pledged as collaterals for bank borrowings of RMB136,785 and RMB94,248 (US$14,549) as of December 31, 2014 and 2015, respectively (note 17).

Under the sales and leaseback arrangements, the net investment in direct financing lease due from Beijing Nai’ensi Technology Limited (“Nai’ensi”), a related party of the Group (note 24), was RMB31,820 and RMB28,362 (US$4,378) as of December 31, 2014 and 2015 respectively. On April 25, 2016, the Group received a payment commitment signed by both Nai’ensi and Cheng Zheng, the legal representative of Nai’ensi, who also serves as director and principal shareholder of the Group. The commitment includes a strict payment schedule by which Nai’ensi will fully repay by installments the outstanding amount by July 31, 2016 and also stated that the two parties have sufficient non-pledged financial resources to fulfill the payment obligation. The Group subsequently collected RMB9,000 on April 27, 2016.

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$
2016	110,512	21,026
2017	92,059	10,246
2018	12,287	1,897
2019	7,409	1,144
2020	3,675	567
above 5 years	11,841	1,828

14.	EQUITY METHOD INVESTMENTS

As of December 31, 2015, the Group had the following equity method investments:

		Equity interest owned by the Group As of December 31,
	Note	2014	2015
Xi’an JiangyuanAndike Ltd. (“JYADK”)		33%	33%
Beijing Proton Medical Center Co., Ltd. (“BPMC”)		25%	25%
PTC – Houston Management, LP (“PTC”)	i)	45%	59.51%
Suzhou Chorus Medical Technologies Co., Ltd.		36%	36%
Global Oncology One, Inc. (“Global Oncology”)		46.9%	46.9%

i)	On December 28, 2012, the Group acquired 44.55% limited partner interests of PTC, a limited partnership in Texas, U.S.A., and 45% legal interest of PTC GP Management LLC, a limited liability company registered in Texas, U.S.A and the sole general partner of PTC with 1% interest of PTC, with a consideration of RMB201,176 (US$32,291) in cash. On July 31, 2015, the Group acquired additional 14.34% limited partner interests of PTC and additional 17.07% legal interest of PTC GP Management LLC, with a consideration of RMB30,063(US$4,641) in cash. After the additional investments, the Group owned 59.51% interests of PTC which ultimately holds 45.41% legal ownership interests of the University of Texas MD Anderson Cancer Center Proton Therapy Center (“MDA Proton”), a proton treatment center in Texas, U.S.A.

In accordance with PTC GP Management LLC’s regulation, the Group is only entitled to designate two out of the five managers and simply majority (more than 50%) amongst the managers is required to pass any resolution. Furthermore the regulation can only amended at the request by managers or super majority (more than 2/3) of member interest. Thus the Group is not able to control PTC GP Management LLC.

According to the partnership agreements, the Group has significant influence over PTC which can demonstrate control over MDA Proton by acting as the sole general partner. The Group accounts for its investment in PTC, and ultimately MDA Proton, under the equity method of accounting. The Group’s share of the net profit or loss of PTC, after accounting for the effect of the difference between the cost basis of the equity method investment and the underlying assets of the investee, was a profit of RMB13,911 and a loss of RMB5,572(US$879) for the years ended December 31, 2014 and 2015 respectively. Total cash distribution received by the Group from PTC was RMB18,812 and RMB24,316(US$3,754) for the years ended December 31, 2014 and 2015, respectively.

The differences between the carrying value of the investment in PTC and the underlying equity in the net assets of PTC was RMB107,139 and RMB34,206 (US$5,280) on December 28, 2012 and July 31, 2015, respectively, which were mainly arisen from the identified intangibles in the purchase price allocation and are amortized in the remaining useful life.

The amount of the Group’s underlying equity in the net assets of PTC was RMB73,570 and RMB19,658 (US$3,035) on December 28, 2012 and July 31, 2015, respectively.

15.	COST METHOD INVESTMENTS

As of December 31, 2015, the Group had the following cost method investments:

		Equity interest owned by the Group As of December 31,
	Note	2014	2015
Allcure Information	i)	—	20%

i)	20% equity interest of Allcure Information with a carrying amount of RMB22,160 (US$3,421) was obtained through the disposal of JWYK (note 4). There was no impairment indicator for the cost method investment as of December 31, 2015.

16.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Deferred costs	3,134	3,409	526
Deposits – long-term*	19,442	27,646	4,268
Others	30,316	31,070	4,797

	52,892	62,125	9,591

* On June 21, 2011, the Group provided interest-free financing amounting to RMB23,608 to Changhai Hospital, a third party, for the purchase of a robotic radiosurgery system. As at December 31, 2015, the outstanding balance was RMB15,354 (US$2,370), of which RMB13,846 (US$2,137) will be collected from 2017 to 2027 in 11 installments and thus classified as non-current. The balance also included deposit refundable each year for the secured borrowings amounting to RMB13,000 (US$2,007) (note 19).

17.	BANK AND OTHER BORROWINGS

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Total bank and other borrowings	903,840	1,189,976	183,700
Comprised of:
Short-term	322,128	565,994	87,374
Long-term, current portion	246,233	350,786	54,152
	568,361	916,780	141,526
Long-term, non-current portion	335,479	273,196	42,174
	903,840	1,189,976	183,700

All bank and other borrowings at December 31, 2014 and 2015 were obtained from financial institutions. Certain bank borrowings are secured by equipment with a net carrying value of RMB164,938 and RMB138,321 (US$21,353), accounts receivable with a carrying value of RMB76,333 and RMB51,304 (US$7,920), net investment in financing leases with carrying value of RMB207,445 and RMB143,440 (US$22,143), and restricted cash of RMB502,168 and RMB555,035 (US$85,684), as of December 31, 2014 and 2015, respectively.

As at December 31, 2014 and 2015, the short-term bank borrowing bore a weighted average interest of 1.96% and 1.71% per annum, and the long-term bank and other borrowings bore a weighted average interest of 3.91% and 5.27% per annum, respectively. As at December 31, 2015, bank and other borrowings amounting to RMB939,508 (US$145,035) (2014: RMB543,877) and RMB250,468 (US$38,666) (2014: RMB359,963) were denominated in US$ and RMB, respectively.

As of December 31, 2015, the maturity profile of these long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	350,786	54,152
Between one and two years	81,887	12,641
Between two and three years	191,309	29,533
	623,982	96,326

As of December 31, 2015, the Company had unutilized short-term and long-term bank credit lines totaling RMB1,814,196 (US$280,064) and RMB376,426 (US$58,110), respectively.

IFC convertible loan

On February 18, 2014, the Group borrowed from International Finance Corporation (“IFC”) a loan with principal amount of US$20,000 which is repayable by two equal installments on October 15, 2018 and April 15, 2019. The loan gives IFC the right to convert the loan in whole or in part, at any time prior to the fifth anniversary of the date of the disbursement of the loan, into ADSs of the Company at the conversion price in effect at such time. The conversion price is initially set at US$6.90 per ADS subject to adjustments as set forth in the loan agreement. The conversion and other features (i.e. the redemption option upon certain contingencies, step down interest feature), which are not clearly and closely related to the debt host contract, are bifurcated and accounted for as a compound derivative. The compound derivative is accounted for as a liability at fair value for each reporting period (note 19).

The IFC convertible loan was initially recorded as long-term bank borrowing of US$14,149 which equal to the US$20,000 proceeds received net of the fair value of the bifurcated compound derivative of US$5,851 on the issuance date. The host debt instrument is accreted to the redemption value on the maturity date using of the effective interest method.

On October 12, 2015, the Group entered into a repayment agreement with IFC pursuant to which, principle of US$10,000 will be repaid by December 31, 2015 and the remaining US$10,000 will be repaid on February 29, 2016 and May 31, 2016 in two equal installments. The amendment on repayment term is accounted for under extinguishment accounting. In accordance with ASC 470, Debt, for the extinguishments of debt, the difference between the reacquisition price (which includes any premium) and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) should be recognized as a gain or loss when the debt is extinguished. A loss on debt extinguishment of RMB36,648 (US$5,657) was recognized in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2015. The outstanding balance of the IFC loan amounted to RMB64,804 (US$10,004) was reclassified to “long-term bank and other borrowings, current portion” in the consolidated balance sheet as of December 31, 2015 and was repaid in February 2016.

Other borrowings from related party-Gopher

In June 2015, the Group entered into a long-term loan agreement with Gopher Asset Management (“Gopher”), an entity controlled by a director of the Company, to borrow a loan of US$25,000 which matures in June 2018 at an interest rate of 9.0% per annum for its working capital. This loan is secured by the shares in a subsidiary, CCM (HK). As of December 31, 2015, the loan principal balance and accrued interest were RMB161,945 (US$25,000) and RMB6,705 (US$1,035), respectively.

18.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2014	2015	2015
	RMB	RMB	US$
Accrued expenses	13,986	13,539	2,090
Salaries and welfare payable	5,178	5,518	852
Business and other taxes payable	6,627	5,949	918
Unrecognized tax positions (note 22)	36,616	61,487	9,492
Derivative liability*	33,663	688	106
Short-term secured borrowing (note 19)	—	85,112	13,139
MD Anderson consulting fee payable	—	22,672	3,500
Other accruals	34,123	34,375	5,307
	130,193	229,340	35,404

* Derivative liability represented the compound derivative bifurcated from the IFC convertible loan (note 17) which was subject to fair value remeasurment for each reporting period. Gain on changes in the fair value of derivative liability of RMB2,605 and RMB33,731 (US$5,207) was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2014 and 2015, respectively.

19.	Secured borrowing

On December 8, 2015, the Company issued RMB417,000 (US$64,374) of secured borrowings with an annual interest rate from 5.0% to 6.0% to third party investors through an underwriter, HengTai Securities Co., Ltd. (“HengTai”). The borrowings have maturity terms ranged from one to five years and are secured by the Group’s future leasing revenue from 14 network hospitals. The Company received net proceeds of RMB404,000 (US$62,367), which was net of the refundable security deposit of RMB13,000 (US$2,007) paid to HengTai. The Company incurred issuance cost of RMB7,506 (US$1,159) which was capitalized as deferred expense and will be recognized as interest expense based on effective interest rate.

As of December 31, 2015, RMB85,112 (US$13,139) of the secured borrowing due within one year was recorded in “accrued expenses and other liabilities”, and the remaining of RMB331,888 (US$51,235) was recorded as “long-term secured borrowing”.

As of December 31 2015, the maturity profile of these secured borrowings is as follows:

	RMB	US$
Within one year	86,000	13,276
Between one and two years	81,000	12,504
Between two and three years	86,000	13,276
Between three and four years	82,000	12,659
Between four and five years	82,000	12,659
	417,000	64,374

20.	SHAREHOLDERS’ EQUITY

Share repurchase program

As an extension of the share repurchase program approved by the Board of Directors on October 9, 2012, the Company repurchased 217,036 ADSs, representing 651,108 ordinary shares, with a total consideration of US$982 for the year ended December 31, 2013. No ADS or share was repurchased in 2014.

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to $20,000 of its outstanding ADSs at a price not exceeding $7.99 per ADS. During the year ended December 31, 2015, the Company repurchased 614,033 ADSs, representing 1,842,099 ordinary shares, with a total consideration of US$3,111.

Special dividend

On January 7, 2014, the Board of Directors declared a special cash dividend of US$0.24 per ordinary share based on the number of ordinary shares that were outstanding as of September 30, 2013. The total amount of the special dividend of RMB201,583 was paid in April 2014.

On July 28, 2014, the Board of Directors declared a special cash dividend of US$0.30 per ordinary share based on the number of ordinary shares that were outstanding as of March 31, 2014. The total amount of the special dividend of RMB251,979 was paid in November 2014.

On December 11, 2015, the Board of Directors declared a special cash dividend of US$0.33 per ordinary share based on the number of ordinary shares outstanding as of September 30, 2015. The total amount of the special dividend was approximately RMB288,157 (US$44,484), of which RMB285,444(US$44,065) has been paid subsequently up to the date of the audit report.

No other dividend has been declared for the years ended December 31, 2013, 2014 and2015.

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB1,641,757 (US$253,444) as of December 31, 2015.

22.	TAXATION

Enterprise income tax:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries in British Virgin Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas; therefore only the Federal Income tax of 35% is applied as there is no income sourced from Delaware for income tax purposes. The Texas sourced pass through income from investments is taxed at the partner level. CMS (USA) is incorporated in the State of Texas, U.S.A. in 2013 and does not conduct any substantive operations of its own. The amount of profits tax made for US Proton was nil, RMB1,246 and nil for the year ended December 31, 2013, 2014, and 2015.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the year ended December 31, 2015. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year ended December 31, 2015. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

China

The applicable rate for China entities is subject to the PRC EIT at the rate of 25% for the period since 2012.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2010 to 2015 remain subject to examination by the tax authorities.

(Loss) income from continuing operations before income taxes consists of:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Non – PRC	(24,037)	(17,561)	(81,559)	(12,590)
PRC	168,306	193,207	76,305	11,779
	144,269	175,646	(5,254)	(811)

The current and deferred components of the income tax expense from continuing operations appearing in the consolidated statements of comprehensive income (loss) are as follows:

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Current tax expense	46,377	56,526	92,693	14,309
Deferred tax expense (benefit)	17,461	24,324	(18,668)	(2,882)
	63,838	80,850	74,025	11,427

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Income from continuing operations before income taxes	144,269	175,646	(5,254)	(811)
Income tax computed at the tax rate of 25%	36,067	43,912	(1,314)	(203)
Effect of different tax rates in different jurisdictions	7,910	2,960	9,718	1,500
Non-deductible expenses	6,448	10,955	4,682	722
Non-taxable income	—	—	(2,580)	(398)
Interests and penalties on unrecognized tax positions	3,576	2,044	9,041	1,396
Changes of valuation allowance	(6,070)	466	11,889	1,835
Withholding tax	15,907	20,513	42,589	6,575
	63,838	80,850	74,025	11,427

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2014	2015	2015
	RMB	RMB	US$
Balance at the beginning of year	101,485	20,320	3,137
Additions based on tax positions related to the current year	8,890	11,983	1,850
Additions related to prior year tax position	3,995	5,944	917
Decrease due to the disposal of CAH and WHT	(91,274)	—	—
Decrease relating to expiration of applicable statute of limitation	(2,776)	(2,157)	(333)
Balance at the end of year	20,320	36,090	5,571

At December 31, 2014 and 2015, there were RMB20,320 and RMB32,240 (US$4,977) of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The amounts may affect the effective tax rate if recognized, in view of valuation.

It is possible that the amount of unrecognized tax positions will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

The bases for interest and penalties are 0.05% per day and 50% respectively of the relevant income tax liabilities of the PRC subsidiaries. The Company recognized an increase amounting to RMB9,822, RMB2,044, RMB9,041 (US$1,396) in interest and penalties during the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the Company recognized RMB16,296 and RMB25,337(US$3,911), respectively of interest and penalties.

The components of deferred taxes are as follows:

	As at December 31
	2014	2015	2015
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	3,826	883	136
Allowance for doubtful accounts	697	1,595	246
Deferred revenue, current	1,002	991	153
Others	726	864	133
	6,251	4,333	669
Valuation allowance	(866)	(832)	(128)
Net deferred tax assets, current portion	5,385	3,501	540
Deferred tax liabilities, current portion
Deferred cost, current portion	(618)	(1,289)	(199)
Revenue generated from financing lease	(2,439)	(2,014)	(311)
Total deferred tax liabilities, current portion	(3,057)	(3,303)	(510)
Deferred tax assets, current portion, net*	3,556	2,447	378
Deferred tax liabilities, current portion, net*	(1,228)	(2,249)	(347)
Deferred tax assets, non-current portion
Depreciation and amortization	22,683	32,164	4,965
Deposits for non-current assets	5,548	5,548	856
Intangible assets	972	929	143
Deferred revenue, non-current portion	337	161	25
Long term receivables	432	432	67
Property, plant and equipment impairment	—	5,771	891
Capital allowances	—	437	67
Net operating loss**	6,659	39,145	6,043
Others	1,250	177	27
	37,881	84,764	13,084
Valuation allowance	(5,668)	(39,882)	(6,157)
Net deferred tax assets, non-current portion	32,213	44,882	6,927
Deferred tax liabilities, non-current portion
Deferred costs	(3,198)	(2,056)	(317)
Intangible assets	(6,098)	(8,819)	(1,361)
Property, plant and equipment	(12,015)	(2,303)	(356)
GZ Proton share transfer	(8,000)	—	—
Disposal of JWYK	—	(3,422)	(528)
AMT transfer Tianjin Concord Medical Technology Limited loss	—	(5,632)	(869)
Long-term deferred assets	—	(1,350)	(208)
Withholding tax on PRC subsidiaries’ undistributed earnings	(35,946)	(34,175)	(5,276)
Equity investment	—	(6,569)	(1,014)

Total deferred tax liabilities, non-current portion	(65,257)	(64,326)	(9,929)

Deferred tax assets, non-current portion, net ***	17,183	29,069	4,487

Deferred tax liabilities, non-current portion, net ***	(50,227)	(48,513)	(7,489)

*	As at December 31, 2014 and 2015, deferred tax assets, current portion of approximately RMB1,829 and RMB1,053 (US$163) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.
**	As of December 31, 2015, the Company had net operating losses from several of its PRC and oversea entities of RMB228,176 (US$35,224), which can be carried forward to offset future taxable profit. The net operating loss carry forwards as of December 31, 2015 will expire in years 2016 to 2020 if not utilized.
***	As at December 31, 2014 and 2015, deferred tax assets, non-current portion of approximately RMB15,030 and RMB15,811 (US$2,441) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

The movement of valuation allowance is as follows:

	2014	2015	2015
	RMB	RMB	US$
Balance at the beginning of year	(62,017)	(6,534)	(1,009)
Disposal of CAH and WHT	55,949	—	—
Acquisition of CHS	—	(22,291)	(3,441)
Change of valuation allowance in the current year	(466)	(11,889)	(1,835)
Balance at the end of year	(6,534)	(40,714)	(6,285)

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax.

During 2014 and 2015, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but RMB440,820 and RMB370,797(US$57,241) (including RMB117,304 and RMB63,208(US$9,758) of the remaining outside basis difference(“OBD”) is pre-2008 undistributed earnings which are not subject to withholding tax under prevailing tax law as at December 31, 2014 and 2015, respectively) of its PRC subsidiaries earnings as at December 31, 2014 and 2015, respectively. Accordingly, the Company accrued deferred income tax liabilities of RMB35,946 and RMB34,175(US$5,276) for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2014 and 2015, respectively. As of December 2014 and 2015, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were RMB567,303 and RMB259,858 (US$40,115), and the related unrecognized deferred tax liabilities were approximately RMB56,730 and RMB25,986(US$4,012), respectively.

Undistributed earnings of the Company’s subsidiaries in the U.S.A. that are available for distribution are considered to be transferred to the parent entity under ASC 740, Income Taxes, and accordingly, provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the U.S.A. The cumulative amount of such retained earnings are nil (2014: RMB1,656) and the related provision for withholding tax is nil (2014: RMB497) as at December 31, 2015.

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

On October 16, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (the “2008 Share Incentive Plan”). The 2008 Share Incentive Plan provides for the granting of options, share appreciation rights, or other share based awards to key employees, directors or consultants, which was subsequently amended on November 17, 2009 and November 26, 2011 to increase the number of ordinary shares available for grant under the plan. The total number of the Company’s ordinary shares that may be issued under the 2008 Share Incentive Plan is up to 13,218,000 ordinary shares.

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

February 18, 2014
Risk-free interest rate	2.33%
Dividend yield	5%
Exercise multiple	2.5
Expected volatility range	39.03%

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

The following table summarizes employee share options activities for the year ended December 31 2015:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2015	7,949,358	US$ 2.90	US$ 0.71	5.37	—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	(20,000)	US$ 2.04	US$ 0.65	6.13	—
Outstanding, December 31, 2015	7,929,358	US$ 2.90	US$ 0.71	5.37	—
Expected to vest, December 31, 2015	7,756,378	US$ 2.92	US$ 0.72	5.44	—
Exercisable at December 31, 2015	5,961,377	US$ 2.90	US$ 0.71	5.37	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2013, 2014 and 2015.

As of December 31, 2015, unrecognized share-based compensation cost related to share options was RMB8,025 (US$1,239) which was expected to be recognized over a weighted-average vesting period of 2.13 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

Restricted shares

On February 18, 2014, July 1, 2014 and August 1, 2014, the Company granted 1,370,250, 21,132 and 69,564 restricted shares of the Company (“Restricted Shares”) to the employees of the Company, respectively. The Restricted Shares have a service condition where the grantees can remove restriction on 25% of total number of restricted shares on annual basis over a four year period ending the fourth anniversary of the grant date.

The following table summarizes the Restricted Shares granted for the year ended December 31, 2014. The fair value of Restricted Shares is simply the spot price of the Company’s ordinary shares in the absence of dividends on the respective grant dates.

Grant Date	Number of Awards	Fair Value per Share at the Grant date (US$)
February 18, 2014	1,370,250	1.93
July 1, 2014	21,132	2.35
August 1, 2014	69,564	2.44

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted shares activity for the year ended December 31, 2015 was as follows:

	Numbers of shares	Weighted average grant date fair value
	RMB	US$
Outstanding, January 1, 2015	1,460,946	1.96
Forfeited	(44,610)	1.93
Outstanding, December 31, 2015	1,416,336	1.96
Expected to vest, December 31, 2015	1,416,336	1.96

As of December 31, 2015, unrecognized share-based compensation cost related to restricted shares was RMB9,491 (US$1,465) which was expected to be recognized over a weighted-average vesting period of 2.2 years.

The share-based compensation expense of the share-based awards granted to employees for the years ended December 31, 2013, 2014 and 2015 is as follows:

	For the Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
General and administrative expenses	6,541	6,605	7,304	1,127
Selling expenses	2,263	744	780	120
	8,804	7,349	8,084	1,247

24.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group (note 14)
JWYK	Associate of the Group (note 15)
Gopher	An entity controlled by a director of the Company
Nai’ensi	An entity controlled by a director of the Company
Xi’an New Chang’an Medical Investment Co., Ltd. (“New Chang’an”)	Non-controlling shareholder of CAH prior to the disposal (note 4)
Shaanxi Juntai Real Estate Co., Ltd. (“Shaanxi Juntai”)	Entity indirectly controlled by New Chang’an

b)	The Group had the following related party transactions for the years ended December 31, 2013, 2014 and 2015.

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Transactions as part of discontinued operations:

Provision of medical services:
Shaanxi Juntai	1,052	984	—	—
Loans to (repayment of loans from):
New Chang’an	(6,590)	—	—	—
JYADK	—	—	3,173	490
Interest income:
New Chang’an	7,839	6,755	—	—
JYADK	—	—	148	23
Purchase of medical supplies:
JYADK	805	484	—	—

Transactions as part of continuing operations:

Provision of consultation service:
JWYK	—	—	113	17
Loan from:
Gopher (note 17)	—	—	161,945	25,000
Interest expense:
Gopher (note 17)	—	—	(6,705)	(1,035)
Finance lease income:
Nai'ensi	2,083	1,194	252	40

c)	The balances between the Company and its related parties as of December 31, 2014 and 2015 are listed below.

	As at December 31	As at December 31
	2014	2015	2015
	RMB	RMB	US$
Due from related parties, current:
JYADK	—	3,321	513
Due from related parties, non-current:
Nai'ensi (note 13)	31,820	28,362	4,378

Due to related parties, current
Gopher	—	4,508	696
Due to related parties, non-current
Gopher (note 17)	—	161,945	25,000

25.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB30,252 and RMB12,789 and RMB12,677 (US$1,957) for the years ended December 31, 2013,2014 and 2015, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income (loss) as incurred. The total amounts for such employee benefits were approximately RMB106, nil and RMB181 (US$28) for the years ended December 31, 2013, 2014 and 2015, respectively.

26.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2015:

	RMB	US$
2016	15,755	2,432
2017	15,509	2,394
2018	11,113	1,716
2019	4,783	738
2020	4,100	633
Thereafter	57,600	8,892
	108,860	16,805

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2013, 2014 and 2015, total rental expenses for all operating leases amounted to RMB10,330, RMB13,764 and RMB15,805(US$2,440), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB119,787 (US$18,492) at December 31, 2015, which are scheduled to be paid within one year.

Income taxes

As of December 31, 2015, the Group has recognized approximately RMB61,487 (US$9,492) as an accrual for unrecognized tax positions (note 18). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

27.	SEGMENT REPORTING

For the years ended December 31, 2013, the Group’s CODM evaluates segment performance based on revenues and profit by the network and hospital segments. Subsequent to the disposal of CAH and WHT on December 18, 2014, the Group was only engaged in network business. The results of the operations of CAH and WHT were presented as discontinued operations in the consolidated financial statements for the years ended December 31, 2013 and 2014. For the year ended December 31, 2015, the Group had two operating segments, including network and premium cancer hospital, as a result of the acquisition of CHS in April 2015. The operating segments also represented the reporting segments.

The Group’s segment information as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 is as follows:

Segment operating results:

	For the Years Ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Net Revenues
Revenues from external customers:
Network	563,124	606,883	597,746	92,276
Premium cancer hospital	—	—	18,739	2,893
Total revenues from external customers	563,124	606,883	616,485	95,169

Segment gross profit (loss)
Network	345,369	332,321	276,461	42,678
Premium cancer hospital	—	—	(13,312)	(2,055)
Total segment gross profit (loss)	345,469	332,321	263,149	40,623
Exchange gain	784	9,585	10,348	1,597
Interest income	9,828	21,208	22,447	3,465
Interest expense	(36,884)	(53,470)	(53,214)	(8,215)
Loss from disposal of property, plant and equipment	(1,235)	(3,955)	(4,220)	(651)
Income (loss) from equity method investments	13,470	13,911	(5,572)	(860)
Change in fair value of derivatives	—	2,605	33,731	5,207
Loss on debt extinguishment	—	—	(36,648)	(5,657)
Other income, net	2,010	2,113	33,617	5,190
Income (loss) from continuing operations before income tax	144,269	175,646	(5,254)	(811)

Segment Assets

	As at December 31
	2014	2015	2015
	RMB	RMB	US$
Segment assets
Network	2,959,332	2,750,103	424,543
Premium cancer hospital	—	851,319	131,421
Total segment assets	2,959,332	3,601,422	555,964

Major Customers

No single customer represented 10% or more of total net revenue for the years ended December 31, 2013, 2014 and 2015.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Revenues from PRC	563,124	606,883	597,746	92,276
Revenues from Singapore	—	—	18,739	2,893
Total revenues	563,124	606,883	616,485	95,169

Total long-lived assets excluding financial instruments, intangible assets and deferred tax assets by country were as follows:

	As at December 31
	2014	2015	2015
	RMB	RMB	US$
PRC	749,683	666,852	102,944
Singapore	—	251,963	38,897
Total long-lived assets	749,683	918,815	141,841

28. INCOME PER SHARE

Basic and diluted income per share for each of the periods presented is calculated as follows:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Numerator:
Net income (loss) from continuing operations	81,753	94,942	(78,304)	(12,087)
Net income from discontinued operations	4,140	29,767	—	—
Net income (loss) attributable to ordinary shareholders used in calculating income per ordinary share—basic and diluted	85,893	124,709	(78,304)	(12,087)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	135,077,172	134,836,300	134,546,772	134,546,772
Weighted average number of ordinary shares outstanding used in calculating diluted income per share	135,077,172	135,180,642	134,546,772	134,546,772
Income (loss) per share – basic
From continuing operations	0.61	0.70	(0.58)	(0.09)
From discontinued operations	0.03	0.22	—	—
	0.64	0.92	(0.58)	(0.09)
Income (loss) per share – diluted
From continuing operations	0.61	0.70	(0.58)	(0.09)
From discontinued operations	0.03	0.22	—	—
	0.64	0.92	(0.58)	(0.09)

The effects of share options have been excluded from the computation of diluted income per share for the years ended December 31, 2013, 2014 and 2015 as their effects would be anti-dilutive.

For the year ended December 31, 2014 and 2015, the effects of the IFC convertible loan have been excluded from the computation of diluted income per share as its effect would be anti-dilutive.

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

In accordance with ASC 820, the Group measured the derivative liability in connection with the IFC convertible loan at fair value as of December 31, 2015, on a recurring basis using a valuation model with significant inputs that are directly or indirectly observable in the marketplace (Level 2). Cash is measured with observable inputs (Level 1) while all other financial assets and liabilities are measured with significant inputs that are directly or indirectly observable in the marketplace (Level 2). The Company had no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2014 and 2015.

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the year ended December 31, 2015.

	Fair Value Measurement at the End of the Reporting Period Using
	As of December 31,	Quoted Prices in Active	Significance	Significant
	2015	Markets for Identical	Other Observable	Unobservable
		Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Description
Recurring fair value
measurements:
Derivative liability	688	—	688	—	(33,731)
Nonrecurring fair value
measurements:
Long-lived assets held and used*	4,540	—	—	4,540	(23,125)

In accordance with ASC 360, long-lived assets held and used with a carrying amount of RMB27,665 (US$4,271) were written down to their fair value of RMB4,540 (US$701), resulting in an impairment charge of RMB23,125 (US$3,570), which was included in the caption of “impairment of long-lived assets” in the consolidated statements of comprehensive income (loss). The Group utilized cost method under which 12% discounts was applied to quoted market prices, depending on the expected remaining useful lives of such assets.

The Group measures certain financial assets, including cost and equity method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash	175,125	1,768	273
Amounts due from subsidiaries	374,237	402,900	62,197
Total current assets	549,362	404,668	62,470
Non-current assets:
Investment in subsidiaries	2,203,785	2,662,807	411,066
Deferred cost, non-current	2,867	3,142	486
Total assets	2,756,014	3,070,617	474,022
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	307,128	550,995	85,059
Accrued expenses and other liabilities	45,920	521,618	80,524
Amounts due to subsidiaries	415,826	606,478	93,624
Total current liabilities	768,874	1,679,091	259,207
Long-term bank and other borrowings	189,591	—	—

	As at December 31
	2014	2015	2015
	RMB	RMB	US$
Total liabilities	958,465	1,679,091	259,207
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2014 and 2015; outstanding shares—134,836,300 and 132,994,201 as of December 31, 2014 and 2015, respectively)	105	105	16
Treasury stock (7,517,232 and 9,359,331 as of December 31, 2014 and 2015, respectively)	(5)	(6)	(1)
Additional paid-in capital	2,074,125	1,774,330	273,910
Accumulated other comprehensive loss	(18,651)	(46,574)	(7,190)
Accumulated deficit	(258,025)	(336,329)	(51,920)
Total shareholders’ equity	1,797,549	1,391,526	214,815
Total liabilities and shareholders’ equity	2,756,014	3,070,617	474,022

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(24,028)	(7,892)	(21,623)	(3,338)
Selling expenses	(2,231)	(754)	(797)	(123)
Operating loss	(26,259)	(8,646)	(22,420)	(3,461)
Equity in profit or loss of subsidiaries	114,146	146,488	(40,120)	(6,194)
Interest income	1	570	1,043	161
Interest expense	(3,398)	(17,899)	(20,619)	(3,183)
Changes in fair value of derivative	—	2,605	34,455	5,319
Loss on debt extinguishment	—	—	(36,648)	(5,657)
Foreign exchange gain	1,402	1,591	6,006	927
Net income (loss)	85,893	124,709	(78,303)	(12,088)
Net income (loss) attributable to ordinary shareholders	85,893	124,709	(78,303)	(12,088)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	1,672	(3,368)	(27,923)	(4,311)
Total other comprehensive income (loss)	1,672	(3,368)	(27,923)	(4,311)
Comprehensive income (loss)	87,565	121,341	(106,226)	(16,399)

Condensed statements of cash flows

	For the Years Ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net cash used in operating activities	(17,599)	(8,613)	(29,140)	(4,498)
Net cash provided (used in) by investing activities	20,827	304,646	(354,246)	(54,686)
Net cash provided (used in) by financing activities	187,455	(322,317)	196,366	30,314

Exchange rate effect on cash	(2,946)	6,371	13,663	2,108

Net increase (decrease) in cash	187,737	(19,913)	(173,357)	(26,762)
Cash at beginning of the year	7,301	195,038	175,125	27,035

Cash at end of the year	195,038	175,125	1,768	273

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statements of comprehensive income (loss). The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

31.	SUBSEQUENT EVENTS

On January 8, 2015, the Company announced that its wholly-owned subsidiary, MHM, has received approval from the National Equities Exchange and Quotations ("NEEQ") in China to list its shares on the New Third Board, the over-the-counter (“OTC”) stock exchange in China. On January 25, 2016, MHM completed its listing on the NEEQ. MHM provides management services to the Group's existing network of radiotherapy and diagnostic imaging centers. MHM is implementing plans to build and operate a network of cancer specialty hospitals and independent radiotherapy and diagnostic imaging centers in China.

On January 27, 2016, the transfer of 55% equity interest in BPMC from Chang’an Information to Beijing Century Friendship has been completed. The Group consolidated Beijing Century Friendship starting from January 27, 2016.

On February 22, 2016, the board of MHM approved a restructuring plan, to acquire 100% equity interest of AMT with cash consideration of RMB322,722 and 100% equity interest of Beijing Century Friendship with cash consideration of RMB70,000, respectively (the “Reorganization”). The Reorganization is expected to be completed in the second quarter of 2016.

