Form 20-F
period 2016-12-31
Concord Medical Services Holdings Ltd
filed 2017-05-01
CIK 1472072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

Mr. Yap Yaw Kong

Telephone: (86 10) 5903 6688
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

130,091,977 Class A Ordinary Shares Issued and Outstanding

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADR” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Beijing Meizhong Jiahe Hospital Management Co., Ltd. (formerly known as CMS Hospital Management Co., Ltd., “Meizhong Jiahe” or “MHM”), Beijing Yundu Internet Technology Co., Ltd. (“Yundu”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Tianjin Concord Medical Technology Limited (formerly known as Tianjing Kangmeng Radiology Equipment Management Co., Ltd, “Tianjin Concord Medical”), Medstar (Shanghai) Leasing Co., Ltd. (“Shanghai Medstar”), Guangzhou Concord Medical Cancer Hospital Co., Ltd. (“Guangzhou Concord Cancer Hospital”), Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Guangzhou Jinkangshenyou Investment Co., Ltd., Shanghai Concord Cancer Hospital Co., Ltd (“Shanghai Concord Cancer Hospital”), Shenzhen Concord Medical Investment Limited, Beijing Concord Medical Technology Limited, Beijing Proton Medical Center, Shanghai Taifeng Medical Technology Ltd., Datong Meizhong Jiahe Cancer Center, Wuxi Concord Medical Development Ltd., Taizhou Concord Leasing Co., Ltd and Beijing Concord Medical Technology Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and

•	“SGD” and “Singapore dollars” are to the legal currency of Singapore.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 31, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) and other consolidated financial data for the years ended December 31, 2014, 2015 and 2016 (other than the income (loss) per ADS data) and the selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data
Revenues, net of business tax, value-added tax and related surcharges	455,651	563,124	606,883	616,485	455,042	65,540
Cost of revenues	(164,523)	(217,655)	(274,562)	(353,336)	(286,543)	(41,271)
Gross profit	291,128	345,469	332,321	263,149	168,499	24,269
Operating expenses:
Selling expenses(1)	(53,911)	(104,667)	(95,096)	(112,815)	(70,093)	(10,095)
General and administrative expenses(2)	(61,106)	(84,506)	(53,576)	(132,952)	(205,908)	(29,657)
Impairment of long-lived assets	(3,360)	—	—	(23,125)	(61,124)	(8,804)
Other operating income	9,185	—	—	—	—	—
Operating income (loss)	181,936	156,296	183,649	(5,743)	(168,626)	(24,287)
Interest expense	(12,452)	(36,884)	(53,470)	(53,214)	(89,327)	(12,866)
Foreign exchange (loss) gains, net	(117)	784	9,585	10,348	13,472	1,940
Gain (loss) from disposal of property, plant and equipment	4,432	(1,235)	(3,955)	(4,220)	(7,619)	(1,097)
Interest income	5,853	9,828	21,208	22,447	27,982	4,030
Changes in fair value of derivatives	—	—	2,605	33,731	713	103
Loss on debt extinguishment	—	—	—	(36,648)	—	—
Income (loss) from equity method investments	1,790	13,470	13,911	(5,572)	616	89
Other (expense) income, net	(307)	2,010	2,113	33,617	18,191	2,620
Income (loss) from continuing operations before income taxes	181,135	144,269	175,646	(5,254)	(204,598)	(29,468)
Income tax expenses	(54,249)	(63,838)	(80,850)	(74,025)	(60,486)	(8,712)
Net income (loss) from continuing operations	126,886	80,431	94,796	(79,279)	(265,084)	(38,180)
Net income from discontinued operations	7,594	10,765	25,476	—	—	—
Net income (loss)	134,480	91,196	120,272	(79,279)	(265,084)	(38,180)
Net income (loss) attributable to non-controlling interests	3,649	5,303	(4,437)	(975)	(3,217)	(463)
Net income (loss) attributable to ordinary shareholders	130,831	85,893	124,709	(78,304)	(261,867)	(37,717)
Earnings (loss) per share
From continuing operations	0.95	0.61	0.70	(0.58)	(2.00)	(0.29)
From discontinued operations	—	0.03	0.22	—	—	—
Basic/Diluted	0.95	0.64	0.92	(0.58)	(2.00)	(0.29)
Earnings (loss) per ADS
From continuing operations	2.84	1.83	2.10	(1.75)	(6.00)	(0.87)
From discontinuing operations	—	0.09	0.66	—	—	—
Basic/Diluted	2.84	1.92	2.76	(1.75)	(6.00)	(0.87)

(1)	Our selling expenses included share-based compensation of RMB2.3 million in 2012, RMB2.3 million in 2013, RMB0.7 million in 2014, RMB0.8 million in 2015 and RMB0.8 million (US$0.1 million) in 2016.

(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2012, 2013, 2014, 2015 and 2016 of RMB6.8 million, RMB6.5 million, RMB6.6 million, RMB7.3 million and RMB7.6 million (US$1.1 million), respectively.

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash	75,382	283,033	478,682	485,440	189,905	27,352
Total current assets	853,133	1,300,010	1,463,682	1,501,117	1,194,856	172,094
Property, plant and equipment, net	1,522,920	1,492,573	749,683	918,815	775,338	111,672
Goodwill	292,885	292,885	—	—	—	—
Intangible assets, net	146,512	116,843	61,243	43,453	17,188	2,476
Total assets	3,665,220	4,093,557	2,959,332	3,593,591	3,228,603	465,015

Total current liabilities	1,174,659	769,819	769,819	1,507,246	951,059	136,982
Long-term bank borrowings, current portion	191,473	273,310	246,233	350,786	82,632	11,901
Total Equity	2,339,910	2,433,717	1,800,058	1,433,788	1,231,770	177,411
Total liabilities and equity	3,665,220	4,093,557	2,959,332	3,593,591	3,228,603	465,015

	Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	259,515	259,033	490,381	(175,138)	(78,078)	(11,247)
Net cash (used in) generated from investing activities(1)	(659,290)	(133,540)	287,055	(391,083)	(74,847)	(10,780)
Net cash generated from (used in) financing activities	255,932	77,722	(579,144)	590,398	(131,370)	(18,921)
Exchange rate effect on cash	147	4,436	(2,643)	(17,419)	(11,240)	(1,618)
Net (decrease) increase in cash	(143,696)	207,651	195,649	6,758	(295,535)	(42,566)

(1)	Net cash used in investing activities in 2012 and 2015 includes acquisitions, net of cash acquired, of RMB223.4 million and RMB250.1 million, respectively, and in 2016 includes cash arising from the consolidation of Beijing Century Friendship and Beijing Proton Medical Center of RMB26.1 million (US$3.8 million). Net cash generated from investing activities in 2014 and 2015 includes disposal, net of cash disposal, of RMB280.1 million and RMB78.8 million, respectively. Net cash used in investing activities in 2016 includes prepayments in long-term investments and acquisitions of property, plant and equipment of RMB181.5 million (US$26.1 million) and RMB79.0 million (US$11.4 million), respectively.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	115,009	135,268	144,694	111,922	98,251	14,151
Head gamma knife systems	76,239	68,553	58,509	53,895	27,514	3,963
Body gamma knife systems	31,365	42,016	31,478	32,959	16,499	2,376
PET-CT scanners	71,895	107,536	116,078	140,598	96,848	13,949
MRI scanners	79,220	83,619	103,197	106,085	77,969	11,230
Others(1)	38,602	61,564	57,635	79,749	61,642	8,878
Total net revenues — lease and management services	412,330	498,556	511,591	525,208	378,723	54,547

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

Exchange Rate Information

Substantially all of our revenues and our expenditures are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 31, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

The following table sets forth, for each of the periods indicated, certain information concerning the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October 2016	6.7735	6.7303	6.7819	6.6685
November 2016	6.8837	6.8402	6.9195	6.7534
December 2016	6.9430	6.9198	6.9580	6.8771
January 2017	6.8768	6.8907	6.9575	6.8360
February 2017	6.8665	6.8694	6.8821	6.8517
March 2017	6.8832	6.8940	6.9132	6.8687
April 2017 (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of the noon buying rates on the last business day of each month during the relevant period. Monthly averages are calculated using the average of the daily noon buying rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our growth was driven by our ability to expand our network of radiotherapy and diagnostic imaging centers by entering into new agreements primarily with top-tier hospitals in China, which are 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the National Health and Family Planning Commission of the PRC (the “NHFPC”). The agreements that hospitals enter into with us and our competitors are typically long-term in nature with terms of up to 20 years. As a result, in any locality or at any given time, there may only be a limited number of top-tier hospitals that have not yet entered into long-term agreements with us or our competitors and with which we are able to enter into new agreements. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or PET-CT scanners, will further limit the number of top-tier hospitals that we or our competitors can enter into agreements within a given period. See “—Risks Related to Our Industry— Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.” Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Some of our competitors may have greater financial resources than us, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may choose to purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors. If we are unable to compete effectively in entering into agreements with new hospital partners or to renew existing agreements on favorable terms, or at all, or if hospitals choose to purchase and manage their own medical equipment, our growth prospects could be materially and adversely affected. Finally, the development of new cooperative centers generally involves a ramp-up period during which time the operating efficiency of such cooperative centers may be lower than our established cooperative centers, which may negatively affect our profitability.

We have historically derived a significant portion of our revenues from cooperative centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.

We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. In 2014, 2015 and 2016, net revenues derived from our top five hospital partners amounted to approximately 22.5%, 25.3% and 27.7% of our total net revenues, respectively. The largest hospital partner accounted for 6.4%, 7.5% and 9.9% of our total net revenues during those periods, respectively. In addition, cooperative centers located in Beijing, Shandong Province and Jiangsu accounted for 15.0%, 8.9% and 7.7% of our total net revenue in 2014, respectively, and cooperative centers located in Beijing, Shandong Province and Shanghai accounted for 16.7%, 14.6% and 12.8% of our total net revenues in 2015, respectively and cooperative centers located in Shandong Province, Beijing and Shanghai accounted for 11.5%, 11.3% and 10.3% of our total net revenue in 2016, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:

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

In addition, the top ten of our hospital partners in terms of revenue contribution, accounted for 34.5% of our total network accounts receivable as of December 31, 2016. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.

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

Most of the cooperative centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the cooperative centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB265.0 million, RMB215.8 million and RMB188.7 million (US$27.2 million) as of December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, approximately 12% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2015 were still outstanding. The average turnover days of our network accounts receivable in 2016 were 165 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the cooperative centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new centers and hospitals through the selective acquisition of hospital businesses in China and overseas or assets or the formation of joint ventures, and we may continue to do so in the future. For example, in December 2012, we acquired 19.98% of equity interest in The University of Texas MD Anderson Cancer Center Proton Therapy Center (the “MD Anderson Proton Therapy Center”), a leading proton treatment center in the world, and later in August 2015, we acquired an additional 7.04% of its equity interest. In April 2015, we acquired 100% of the equity interest in Concord Healthcare Singapore Pte. Ltd. (“Concord Cancer Hospital”). In January 2016, we acquired 100% equity interest in Beijing Century Friendship and an additional 55% equity interest in Beijing Proton Medical Center. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. For example, in December 2014 we disposed of our 52% equity interest in Chang’an Hospital which we acquired in 2012, in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and hospitals. Integration of acquired businesses or assets or cooperation with joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may divert key members of our management’s focus from other important aspects of our business.

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

We had net current liabilities of RMB6.1 million as of December 31, 2015, primarily due to cost incurred in connection with the acquisition of Concord Cancer Hospital. and investment in additional equity interest in the MD Anderson Proton Therapy Center in 2015. The total consideration we paid for the acquisition of Concord Cancer Hospital and the additional equity interest in the MD Anderson Proton Therapy Center was US$39.1 million and US$4.6 million, respectively. We had net current assets of RMB243.8 million (US$35.1 million) as of December 31, 2016. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we cannot assure you that we will not have net current liabilities in the future. If we fail to generate current assets to the extent that the aggregate amount of our current assets on any given day exceeds the aggregate current liabilities on the same day, we will continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may have a material adverse effect on our business, financial condition and results of operations.

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

There may be corrupt practices in the healthcare industry in China. For example, in order to secure agreements with hospital partners or to increase direct sales of medical equipment or patient referrals, our competitors, other service providers or their personnel or equipment manufacturers may engage in corrupt practices in order to influence hospital personnel or other decision-makers in violation of the anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act (the “FCPA”). We have adopted a policy regarding compliance with the anti-corruption laws of China and the FCPA to prevent, detect and correct such corrupt practice. However, as competition persists and intensifies in our industry, we may lose potential hospital partners, patient referrals and other opportunities to the extent that our competitors engage in such practices or other illegal activities. In addition, our partner hospitals or the doctors or other medical personnel who work in our network of centers may engage in corrupt practices without our knowledge to procure the referral of patients to cooperative centers in our network. Although our policies prohibit such practices, we have limited control over the actions of our hospital partners or over the actions of the doctors and other medical personnel who work in our network of centers since they are not employed by us. If any of them were to engage in such illegal practices with respect to patient referrals or other matters, we or the cooperative centers in our network may be subject to sanctions or fines and our reputation could be adversely affected by any negative publicity stemming from such incidents.

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

We have applied for and obtained the registration of our trademark “Medstar” and 22 other trademarks including “Concord Medical” in China to protect our corporate name. As of December 31, 2016, we also owned the rights to 119 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

In order to secure bank loans in an aggregate amount of RMB903.8 million, RMB118.4 million and RMB78.4 million (US$11.3 million) as of December 31, 2014, 2015 and 2016, respectively, we have granted security interests in equipment with a net carrying value of RMB164.9 million, RMB138.3 million and RMB111.7 million (US$16.1 million), respectively, representing 22.0%, 15.1% and 14.4% of the net value of our net property, plant and equipment of RMB749.7 million, RMB918.8 million and RMB775.3 million (US$111.7 million) as of December 31, 2014, 2015 and 2016, respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission (the “SEC”) as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2010.

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective based on management’s identification of a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Controls and Procedures.”

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we did not operate effectively our controls over (i) the identification of impairment indicators of leased equipment, including those to low performance hospitals and early terminated centers, and (ii) the measurement of the corresponding impairment, including reasonableness of the major assumptions used in the cash flow forecast underlying the impairment analysis.

We are in the process of implementing measures to remedy this material weakness. We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner or that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009 and November 26, 2011. We are required to account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2012 and 2013. On February 18, 2014, we granted option to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share. We also granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares, respectively, on February 18, 2014, July 1, 2014 and August 1, 2014 to certain directors, officers and employees. We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of RMB7.3 million in 2014, RMB8.1 million in 2015 and RMB8.4 million (US$1.2 million) in 2016 related to share-based awards. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

We are exempt from certain corporate governance requirements of the New York Stock Exchange (the “NYSE”) by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities

•	Exchange Act of 1934, as amended (the “Exchange Act”);

•	have a minimum of three members in our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

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

We believe we were not a “passive foreign investment company,” or a PFIC, for our taxable year ended on December 31, 2016, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Passive Foreign Investment Company.”

Risks Related to Our Industry

Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.

The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the NDRC and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the Ministry of Health or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the NHFPC and the NDRC and large medical equipment procurement licenses are issued by the NHFPC. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the NHFPC and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals regulated by the military but most of which are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army (the “PLA”) in approving the procurement of such medical equipment. The procurement regulations issued by the Ministry of Health stipulate that from 2011 to 2015, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 160 and by the end of 2015, the total number of PET-CT systems in China cannot exceed 270. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although the current number of procurement licenses available did not have a significant impact on our existing expansion plan in 2017, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners and our planned hospital(s) to obtain such licenses as expected, may affect our expansion plan after 2017, which could have a material adverse effect on our future prospects.

In addition, for most of the medical equipment that we intend to install and operate in our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the NHFPC or provincial level healthcare administrative authorities. Such licenses might not be obtained in a timely manner or at all, which could delay or prevent the opening of our planned hospitals, and could have a material adverse effect on our growth strategy and results of operations. See “—Risks Related to Our Company— We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.

The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained instead. As of December 31, 2016, of the 95 units of medical equipment in the cooperative centers in our network that are subject to large medical equipment procurement quota requirements, 93 were issued with a procurement license, and 2 have not yet been issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last six centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the cooperative centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.

Cooperative centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the Ministry of Health. These price ceilings can be adjusted by those authorities downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services provided across our network of centers have remained stable since 2008. The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security (the “MHRSS”), the Chinese government is also aiming to reduce the treatment fees for large medical equipment. If the examination or treatment fees for the services provided by the centers in our network are reduced by the government under these or other policies, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially and adversely affected.

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

For our hospital-based centers, our hospital partners are required to obtain a radiation safety permit from the Ministry of Environmental Protection (“MEP”) and a radiotherapy permit from the competent healthcare administrative authorities in order to operate the medical equipment in our network of centers that contains radioactive materials or emit radiation during operation. Our hospital partners are also required to obtain a radiation worker permit from the competent provincial healthcare administrative authorities for each medical technician who operates such equipment. Any failure on the part of our hospital partners to obtain approvals or renewals of these permits from the MEP or the competent healthcare administrative authorities could delay the installation, or interrupt the operation, of our medical equipment, either of which could have a material adverse effect on our business, financial condition and results of operation.

Each of our planned proton center, premium cancer hospitals and specialty cancer hospitals in China that will be majority owned by us will be required to obtain a radiation safety permit from the MEP and a radiotherapy permit as well as a medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our proton center, premium cancer hospitals and specialty cancer hospitals, which could have a material adverse effect on our business, financial condition and results of operation. For more information on risks related to our planned specialty cancer hospitals, see “—Risks Related to Our Company—We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

If the government and public insurers in the PRC do not continue to provide sufficient coverage and reimbursement for the radiotherapy and diagnostic imaging services provided by our network of centers, our revenues could be adversely affected.

Self-payments account for approximately 34.4% of total medical expenses in China in 2012, approximately 30.0% of total medical expenses were sourced from direct payments by the government and approximately 35.6% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2012, according to the Ministry of Health. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003. The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country, but the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If the national or provincial authorities in China decide to reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy and our business, financial condition and results of operation could be materially and adversely affected.

We will target the high net-worth population which is not covered by the government insurance programs. If we cannot meet their demands effectively or reach them through effective marketing, our financial position and results of operations may be adversely affected.

Our planned proton center and premium cancer hospitals will provide international-standard cancer treatments, especially radiotherapy services. We will target the high net-worth population in China, who may demand high-quality and differentiated medical services not available in government hospitals. As China’s economic growth continues, the number of high net-worth population will keep growing as well. However, this group of population usually has access to high-quality medical services and many of them visit hospitals overseas already. Our success depends on whether we will be able to provide the quality of medical services comparable and better to international standard. If we fail to target this group of patients, i.e., high net-worth population, or fail to offer competitive services, our financial position and results of operations may be adversely affected.

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

The M&A rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Relevant PRC foreign exchange rules may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“SAFE Circular No. 37”), which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

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

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by MOFCOM in China or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular No. 19”), which replaced the former notice on the conversion by a foreign-invested company of foreign currency into Renminbi. Pursuant to SAFE Circular No. 19, among other things, the foreign exchange capital of foreign-invested enterprises shall be subject to the discretional foreign exchange settlement and for domestic equity investment made with the capital obtained from foreign exchange settlement, the invested enterprises first shall handle the registration of domestic reinvestment at the foreign exchange bureaus (banks) at the places of registration and open the corresponding Account Pending for Foreign Exchange Settlement Payment, and then the enterprises making the investment shall transfer the capital in Renminbi obtained from foreign exchange settlement based on the actual investment scale to the Account Pending for Foreign Exchange Settlement Payment opened by the invested enterprises, which may facilitate foreign-invested enterprises in carrying out domestic equity investment with the capital obtained from foreign exchange settlement to some extent.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. In addition, as we rely entirely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars that we receive from a future offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We conduct our business primarily through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises (“WFOEs”), and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, under the PRC Enterprise Income Tax Law (the “EIT Law”), the Circular issued by the State Administration of Taxation on January 29, 2008 regarding a summary on the dividend rates under the double tax treaties (“Notice 112”), the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“PRC-HK DTA”), or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties (“Notice 601”), which became effective on October 27, 2009, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

The British Virgin Islands, where Our Medical Services, Ltd. (“OMS”), the direct holding company of or Aohua Technology, is incorporated, does not have a tax treaty with the PRC. Thus, if OMS is considered a “non-resident enterprise” under the EIT law, the 10% withholding tax would be imposed on our dividend income received from Aohua Technology.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”), is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Our business could be materially and adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our network of radiotherapy and diagnostic imaging centers are located in hospitals across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. Any future natural disasters or health epidemics in the PRC could cause severe disruption to our daily operations, and may even require a temporary closure of our centers. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We plan to exchange Class A ordinary shares held by Morgancreek Investment Holding Limited (“Morgancreek”), which is beneficially owned by Dr. Jianyu Yang and Dr. Zheng Cheng, with Class B ordinary shares at one-to-one ratio, after which Morgancreek will hold 59,770,876 Class B ordinary shares, or 44.7% of the combined total outstanding ordinary shares (representing 93.7% of the total voting rights) in our company. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

There can be no assurance that the going private transaction will be successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

Our board of directors received a non-binding proposal letter, dated July 11, 2016, from Dr. Jianyu Yang, our chairman and chief executive officer, Morgancreek, an investment vehicle controlled by Dr. Yang, and Blue Ocean Management Limited to acquire all of our outstanding Class A ordinary shares and ADSs, in both cases, that are not beneficially owned by them and their affiliates, at a price of US$1.73 per Class A ordinary share or US$5.19 per ADS, as the case may be, in cash, in a “going private” transaction, subject to certain conditions. Consistent with its fiduciary duties, the board of directors, in consultation with its legal and financial advisors, will carefully review the proposal to determine the course of action that it believes is in the best interests of our shareholders. The going private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our common shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Concord Medical Services Holdings Limited (“Concord Medical”) was incorporated in the Cayman Islands on November 27, 2007 as a limited liability company. Concord Medical became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited (“Ascendium”), a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares Ascendium for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in Our Medical Services, Ltd. (“OMS”), resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Service Co., Ltd. (“Aohua Medical”), in which OMS effectively held all of the equity interest at the time, operated all of our business.

Aohua Medical was incorporated by OMS on July 23, 1997 and OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interest in Aohua Medical. The remaining 10% equity interest in Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd. (“Aohua Leasing”). The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we did not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position.

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interest in China Medstar Pte. Ltd. (“China Medstar”), together with its wholly owned PRC subsidiary, Shanghai Medstar, for approximately £17.1 million. China Medstar, through its then subsidiary Shanghai Medstar, engaged in the provision of medical equipment leasing and management services to hospitals in the PRC. On March 1, 2009, 100% of the equity interest in Shanghai Medstar was transferred from China Medstar to Ascendium. On August 17, 2009, the registration for such transfer was completed.

On October 28, 2008, we acquired 100% of the equity interest in Yundu through our subsidiaries Aohua Leasing and CMS Hospital Management Co., Ltd. (“CMS Hospital Management”) with a consideration of approximately RMB35.0 million.

In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province with a consideration of RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

In July 2010, we acquired 52% of the equity interest in Chang’an CMS International Cancer Center (CCICC) and Xi’an Wanjiehuaxiang Medical Technology Development Co., Ltd. (“WHT”) with a consideration of RMB103.2 million from Chang’an Hospital. In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Concord Cancer Hospital Co., Ltd. in PRC, and (iv) Medstar Overseas Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of the date of this annual report.

In December 2011, we effectuated a merger through which Aohua Medical was merged into Aohua Leasing. Aohua Leasing acquired all of the assets and assumed all of the liabilities of Aohua Medical, which was dissolved upon the merger. Aohua Leasing subsequently changed its name to Shenzhen Aohua Medical Technology Development Co., Ltd.

In June 2012, we acquired through Cyber Medical and Shanghai Medstar 52% of the equity interest in Chang’an Hospital, with a total consideration of approximately RMB248.8 million in cash. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

In December 2012, we acquired 19.98% of equity interest in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, with a total consideration approximately US$32.3 million. In August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner, with a total consideration of approximately US$4.6 million.

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

In April 2015, we acquired 100% of the equity interest in Fortis Healthcare Singapore Pte. Limited (“Fortis Surgical Hospital”) with a consideration of SGD55.0 million (RMB253.5 million) in cash from Fortis Healthcare International Pte. Limited (“Fortis Healthcare International”), a subsidiary of Fortis Healthcare Ltd. In October 2015, we changed the name of Fortis Surgical Hospital to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore.

On January 25, 2016, our indirectly wholly-owned subsidiary, Meizhong Jiahe, completed its listing on the National Equities Exchange and Quotations (the “NEEQ”), which is also known as the New Third Board in China, for private placement financing. Meizhong Jiahe will focus on providing management services to our existing network centers and specialty cancer hospital projects in the future. In September and December 2016, Meizhong Jiahe has completed two rounds of the private offering of additional shares and received proceeds of approximately RMB141.7 million (US$20.4 million).

In January 2016, we acquired 100% equity interest in Beijing Century Friendship from Chang’an Information Industry (Group) Co., Ltd. and an additional 55% equity interest in Beijing Proton Medical Center with a total consideration of RMB100.6 million, and ultimately hold 80% equity interest in Beijing Proton Medical Center. Beijing Century Friendship has engaged in the establishment and construction of Beijing Proton Medical Center.

On February 22, 2016, the board of Meizhong Jiahe approved a restructuring plan (the “Reorganization”), pursuant to which Meizhong Jiahe acquired 100% of the equity interest in Aohua Technology with a cash consideration of approximately RMB322.7 million and 100% of the equity interest in Beijing Century Friendship with a cash consideration of approximately RMB100.6 million. After completion of the Reorganization in September 2016, Meizhong Jiahe holds the network business which was formerly under Aohua Technology’s management, and our cancer radiotherapy hospital business in China.

In February 2017, we entered into a framework strategic cooperation agreement with Zhongrong International Trust Co., Ltd. (“ZR Trust”). Pursuant to the framework agreement, ZR Trust will participate in the third round private offering of Meizhong Jiahe in 2017 and subscribe no less than 15% equity interest in Meizhong Jiahe. Furthermore, ZR Trust and we formed Zhongrong Taihe Healthcare Fund, an onshore fund, with a total investment amount of RMB1,003.0 million (US$144.5 million), in which our equity interest is 25.6%. The fund granted a loan of RMB300.0 million to Guangzhou Concord Cancer Hospital in February 2017 and will invest in several newly established hospitals in China, including 43.4% equity interest of Beijing Proton Medical Center.

As of the date of this annual report, we conduct substantially all of our operations through the following subsidiaries for our network business in the PRC:

•	Aohua Technology, our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Shanghai Medstar, our wholly owned subsidiary incorporated in the PRC that engages in the sale of medical equipment and the provision of radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	Meizhong Jiahe, our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC; and

•	Yundu, our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC.

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

Initial Public Offering

On December 11, 2009, our ADSs were listed on the New York Stock Exchange.

ADS Repurchases

On August 10, 2015, we announced the implementation of a share repurchase program of up to US$20.0 million worth of our outstanding ADSs for cash in the open market transactions or in privately negotiated transactions as long as the price per ADS is no more than US$7.99, depending on market conditions and other factors through June 2016. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

Going Private Proposal

Our board of directors received a non-binding proposal letter, dated July 11, 2016, from Dr. Jianyu Yang, our chairman and chief executive officer, Morgancreek, an investment vehicle controlled by Dr. Yang, and Blue Ocean Management Limited to acquire all of our outstanding Class A ordinary shares and ADSs, in both cases, that are not beneficially owned by them and their affiliates, at a price of US$1.73 per Class A ordinary share or US$5.19 per ADS, as the case may be, in cash, in a “going private” transaction, subject to certain conditions. Consistent with its fiduciary duties, the board of directors, in consultation with its legal and financial advisors, will carefully review the proposal to determine the course of action that it believes is in the best interests of our shareholders.

B.	Business Overview

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2016, our network comprised of 95 cooperative centers based in 57 hospitals, spanning 49 cities across 19 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of National Health and Family Planning Commission in China (formerly the Ministry of Health). Since April 2015, we started to operate Concord Cancer Hospital in Singapore that we acquired from Fortis Healthcare International, providing oncology as its main service, including medical oncology and surgical oncology, in Singapore. We plan to establish Concord Cancer Hospital as a platform for high-end medical treatment that will also include academic research targeting patients in Singapore as well as patients coming from China as part of our efforts to expand overseas business.

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

Most of the cooperative centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. Under these arrangements, we receive a contracted percentage of each cooperative center’s revenue. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, positron emission tomography-computed tomography scanner (“PET-CT scanner”), or magnetic resonance imaging scanner (“MRI scanner”). We provide clinical support services to doctors who work in the cooperative centers in our network, which include developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. In addition, we help recruit and determine the compensation of doctors and other medical personnel in our network and are typically in charge of most of the non-clinical aspects of the centers’ daily operations, including marketing, training and administrative duties. Our hospital partners are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of the doctors in accordance with regulations.

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

To complement our organic growth, we have also selectively acquired businesses to expand our network of centers. In July 2008, we acquired China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange (the “AIM”) for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

Since 2010, we have shifted our focus to developing our own proton centers, premium cancer hospitals and specialty cancer hospitals. We are currently establishing freestanding radiotherapy cancer centers in our network of centers in China which will be wholly owned by us and registered as specialty cancer hospitals with required departments, including radiation, imaging, test laboratory, inpatient and nursing. In May 2016, Datong Meizhong Jiahe Cancer Center, the first cancer hospital under our Meizhong Jiahe brand, was opened preliminarily. We plan to establish further specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

We also plan to establish and operate premium cancer hospitals and proton centers in and out of China to develop our hospital business as part of our growth strategy. Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord Cancer Hospital in Singapore that we acquired in April 2015 from Fortis Healthcare International and two planned hospitals in China, Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital, that are scheduled to commence construction in the first half year of 2017. We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton beam therapy, the most sophisticated radiotherapy currently available in the market. We are in the process of establishing the Beijing Proton Medical Center, which we expect to be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use and is scheduled to commence construction in the second quarter of 2017. In December 2012, we acquired 19.98% of indirect ownership of the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the operation of future proton centers in China.

Our business structure has evolved in recent years through development of new specialty cancer hospital, such as Datong Meizhong Jiahe Cancer Center, and premium hospitals, in view of the decreases in the number of patient cases due to the closure of some existing cooperative centers. Our total net revenues were RMB606.9 million, RMB616.5 million and RMB455.0 million (US$65.5 million) for the year ended December 31, 2014, 2015 and 2016, respectively. For additional information relating to our history and reorganization and our financial presentation, see “— A. History and Development of the Company,” “— C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2016, we operated an extensive network of 95 cooperative centers based in 57 hospitals, spanning 49 cities across 19 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health. Our network includes 55 radiotherapy centers and 38 diagnostic imaging centers and 3 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each cooperative center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each cooperative center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each cooperative center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2016, we had 95 cooperative centers that were established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in these cooperative centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the cooperative centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from 5 to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement. We also have cooperative centers that operate under revenue-sharing agreements, which stipulate the percentage of the revenue and the pre-operating expenses to be shared with our hospital partners. The specified operating expenses of cooperative centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the cooperative center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the cooperative centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the cooperative centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of 43 cooperative centers in our network with our hospital partners primarily due to the unsatisfactory performances of the cooperative centers located in these hospitals.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2016, we had such agreements for eight cooperative centers. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We also provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2016, we had such agreements at 4 cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers. Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to these cooperative centers in exchange for a fixed fee. The terms are usually similar to our lease and management services contracts. As our telemedicine business continues to grow, we expect to enter into more of the technical services agreements with other hospitals in the future.

Brand Royalty Fees

Starting from the year of 2016, we granted several newly set-up specialty cancer hospitals, on a fixed annual fee, the right to use the brand of Meizhong Jiahe. For the year ended December 31, 2016, revenue from brand royalty fees amounted to RMB7.1 million (US$1.1 million).

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

Linear Accelerators External Beam Radiotherapy

As of December 31, 2016, we owned 23 linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.

Gamma Knife Radiosurgery

A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2016, we owned 29 gamma knife systems, including 17 head gamma knife systems and 12 body gamma knife systems.

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

Body Gamma Knife Systems

Body gamma knife systems are used for the treatment of tumors located in the body but outside of the brain. Treatments using the body gamma knife are provided over a course of multiple sessions spanning several weeks. The radiation that converges from the individual beams is less concentrated than in head gamma knife systems due to the difficulty of fixing and restricting the movement of the body. This is a widely used technology in China that was developed domestically and approved by the PRC State Food and Drug Administration (the “SFDA”). However, the body gamma knife system has not been broadly introduced and widely adopted outside of China. We believe this is because the Chinese manufacturers of body gamma knife system have determined that the time and cost of gaining approval for use of the body gamma knife system in countries other than China are likely commercially prohibitive. In addition, potential gamma knife system manufacturers outside of China may not have historically viewed clinical studies conducted by users of body gamma knife systems in China as sufficiently convincing for them to try to develop such systems outside of China. As a result, we believe that the international medical community has not yet had the opportunity to develop a large quantity of peer-reviewed literature that supports the safe and effective use of body gamma knife system and to adopt such technology outside of China.

Cyberknife

The CyberKnife Robotic Radiosurgery System is a non-invasive alternative to surgery for the treatment of both cancerous and noncancerous tumors anywhere in the body, including the prostate, lung, brain, spine, liver, pancreas and kidney. The treatment – which delivers beams of high dose radiation to tumors with extreme accuracy – offers new hope to patients worldwide. Though its name may conjure images of scalpels and surgery, the CyberKnife treatment involves no cutting. In fact, the CyberKnife System is the world’s first and only robotic radiosurgery system designed to treat tumors throughout the body non-invasively. It provides a pain-free, non-surgical option for patients who have inoperable or surgically complex tumors, or who may be looking for an alternative to surgery. As of December 31, 2016, we have 2 Cyber-knife centers in China. Our first CyberKnife® Robotic Radiosurgery System (the “CyberKnife System”) is located in Changhai Hospital, which has treated over 744 patients in 2016. Our second Cyber-knife center is in Jinan City of Shandong Province, which has treated over 313 patients in 2016.

Diagnostic Imaging

Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner is a device that combines a positron emission tomography (“PET”) scanner and a computed tomography (“CT”) scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. Other diagnostic imaging services offered in our cooperative centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of the date of this annual report, we owned 15 PET-CT scanners and 20 MRI scanners.

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

Other Treatment and Diagnostic Modalities

Our network of centers also includes cooperative centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2014, 2015 and 2016, revenues derived from cooperative centers that provide such other services were approximately 11.3%, 8.9% and 13.5%, respectively, of our total net revenues.

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

In October 2014, we established a wholly-owned radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds with a planned gross floor area of 5,983 sq.m. It is the first free-standing center in our network of centers. In May 2016, Datong Meizhong Jiahe Cancer Center was opened preliminarily. The center is registered as a specialty cancer hospital with required departments, including radiation, imaging, test laboratory, inpatient, and nursing. This center will apply to join the local social insurance coverage. This free-standing center facility is an important step of our broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis centers in the future. We also plan to establish specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

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

Each cooperative center is required to report its marketing activities to us, and we closely monitor such activities and give approval for major marketing initiatives. We also oversee the budget for marketing activities at the cooperative centers. We assist the cooperative centers by providing relevant content for marketing materials and help to coordinate with leading experts in the medical community to attend conferences or seminars hosted by the centers. As our network of centers continues to expand and as we began operating the first of our specialty cancer hospitals in the first half of 2017, we plan to begin centralizing certain of our marketing and advertising efforts.

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

Shanghai Concord Cancer Hospital

In April 2014, we received the relevant government approval for the establishment of Shanghai Concord Cancer Hospital, a 400-bed cancer specialty hospital with a planned gross floor area of 158,769 sq.m. in Shanghai New Hongqiao International Medical Center. Our Shanghai Concord Cancer Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. It plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. We are in the process of finalizing the pre-construction work. The construction of this hospital project is expected to commence in the second quarter of 2017 with an estimated construction period of 3.5 years.

Guangzhou Concord Cancer Hospital

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Cancer Hospital, a 400-bed specialty hospital in Guangzhou with a planned gross floor area of 40,000 sq.m. for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong Province. Guangzhou Concord Cancer Hospital was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in February 2017 with an estimated construction period of 3.5 years.

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

The framework agreement contemplates that we are to invest equity capital to the Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., King Cheers Holdings Ltd. (HK) and China-Japan Friendship Hospital. In January 2016, we acquired 100% equity interest in Beijing Century Friendship, an entity set up for the construction of Beijing Proton Medical Center, from Chang’an Information Industry (Group) Co., Ltd., and an additional 55% equity interest in Beijing Proton Medical Center with a total cash consideration of RMB100.6 million. Currently, Beijing Century Friendship and King Cheers Holdings Ltd. (HK), both of which are our wholly subsidiaries, own approximately 55.0% and 25.0% equity interests in Beijing Proton Medical Center, respectively. As a result, we ultimately own approximately 80.0% of Beijing Proton Medical Center, with the remaining equity interest owned by China-Japan Friendship Hospital. We have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project is expected to commence in the second quarter of 2017 with an estimated construction period of 3.5 years.

The MD Anderson Cancer Center (The Province Therapy Center)

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

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee is comprised of several of our senior executives and members of our board of directors, and includes chairman of the committee, Dr. Jianyu Yang, Mr. Yaw Kong Yap and two rotating regional directors. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

Seasonality

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

Intellectual Property

We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for and obtained the registration of our trademark “Medstar” in October 2009 and in total other 22 trademarks, including “Concord Medical”, as of the date of this annual report to protect our corporate name. We also own the rights to 119 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not directly dependent upon any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.” As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

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

We have entered into framework agreements to establish proton center, premium cancer hospitals and specialty cancer hospitals that are to be majority-owned by us. We will employ all of the personnel of such hospitals, including doctors, nurses and medical technicians. As a result, we plan to obtain professional malpractice liability insurance for such centers and hospitals. However, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of professional and general liability insurance coverage.

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

Regulations in China

General Regulatory Environment

China’s healthcare industry is regulated by various government agencies, including the NHFPC. The NHFPC has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the NHFPC, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the NDRC, the SFDA, the MEP and MOFCOM, have promulgated rules and regulations relating to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy equipment, the licensing and operation of medical institutions and the licensing of medical staff.

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

Regulation of Medical Institutions

Distinction between For-Profit and Non-Profit Medical Institutions

Medical institutions in China can be divided into three main categories: public non-profit medical institutions, private non-profit medical institutions and for-profit medical institutions. Medical institutions falling under each category have differing registered business purposes and governing financial, tax, pricing and accounting standards than medical institutions falling under one of the other categories. Public non-profit medical institutions, including those owned by the government and military hospitals, are set up and operated to provide a public service and are eligible for financial subsidies from the government. In contrast, private non-profit medical institutions are not eligible for government financial subsidies. Both public and private nonprofit medical institutions are required to set their medical service fees within a range stipulated by the relevant governmental price control authorities, to implement financial and accounting systems in accordance with standards promulgated by government authorities and to retain any profits for the continued development of such institutions.

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

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the Ministry of Health or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained instead. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or interim permits. For more information, see “Item 3. Key Information—D. Risk Factors —Risks Related to Our Industry—Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

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

The Notice Concerning the Doctors to Practice in Different Locations, which is issued by the Ministry of Health on September 11, 2009, sets forth the basic principles for doctors to practice in different medical institutions. Pursuant to the notice doctors are allowed to be employed by more than two medical institutions subject to the approval of the Ministry of Health. However the implementation details are currently unclear. On January 1, 2010, the Trial Management Measures Concerning the Doctors to Practice in Different Locations issued by Guangdong provincial branches of the Ministry of Health became effective. The measures provide that doctors, who meet the requirements set forth therein, may apply to practice in different medical institutions. The measures are currently effective for a trial period of three years.

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

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2010	Approximately 237 million (36% of China’s urban population)	Approximately 195 million (29% of China’s urban population)	Approximately 815 million (96% of China’s rural population)

Total reimbursement amount	RMB280 billion in 2009	N/A	RMB66.2 billion in 2010

Funding	Employers and employees: • employer contributes approximately 6% of each employee’s total salary; and	Households and the government: • monthly premium are paid by each household; and	Individuals and the government: • individual pays no less than RMB20 per year and local government subsidizes no less than RMB40 per person annually; and

	• employee contributes approximately 2% of such employee’s total salary.	• Government subsidies no less than RMB80 per person annually and RMB40 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.	• government subsidizes RMB40 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.

General Reimbursement Policy	Reimbursement comes from two sources — individual’s reimbursement account and the social medical expense pool:	There is no specific requirement or guidance from the central government. Reimbursement policy is separately determined by local governments.	The central government suggests that, beginning in the second half of 2009, the reimbursement cap for all regions should be no less than six times the average annual per capita net income of rural residents in the region.

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

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

Examples of Local Reimbursement Policy	Shanghai: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is approximately four times the average annual salary in Shanghai from the previous year.	Jiangsu Province: approximately 50% to 60% of medical expense can be reimbursed by the program.	Guangdong Province: maximum reimbursement amount is approximately RMB50,000 per person per year.

	Inner Mongolia: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is RMB25,000.	Sichuan Province: approximately 60% (and not less than 50%) of medical expense can be reimbursed by the program.	Hubei Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.

		Guangdong Province: approximately 40% to 60% of medical expense can be reimbursed by the program; maximum reimbursement amount is approximately two times the average annual salary in Guangdong Province from the previous year.	Anhui Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.

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

On August 29, 2008, the SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used. This notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of SAFE Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. Furthermore, SAFE promulgated a circular on November 19, 2010 (“Circular No. 59”), which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On August 4, 2014, SAFE issued SAFE Circular 36 that launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, an ordinary foreign-invested enterprise in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in SAFE Circular 36.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“SAFE Circular No. 37”), which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle (“SPV”), formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the M&A Rule due to the fact that Shanghai Medstar was already a foreign-invested enterprise before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

Regulation of Loans between a Foreign Company and its Chinese Subsidiary

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is subject to several Chinese laws and regulations, including the Foreign Exchange Administration Regulation of 1996 and its amendments of 1997 and 2008, the Interim Measures on Foreign Debts Administration of 2003 (the “Interim Measures”), the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its implementing rules of 1998, the Administration Provisions on the Settlement, Sale and Payment of Foreign Exchange of 1996, and the Notice of the SAFE on Issues Related to Perfection of Foreign Debts Administration, dated October 21, 2005.

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

Regulation on Employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC (the “Labor Law”), which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance. The Labor Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfies the requirements of the Labor Law within one month after it became effective on January 1, 2008.

Regulations in Singapore

Singapore’s healthcare regulatory is regulated by the Ministry of Health of Singapore along with its statutory boards (the “MOH of Singapore”). All healthcare facilities such as hospitals, medical centers, community health centers, nursing homes, clinics (including dental clinics) and clinical laboratories (including x-ray laboratories) are required to apply for licenses under The Private Hospitals and Medical Clinics Act (Chapter 248) and the regulations made thereunder, or the PHMC Act/Regulations. All healthcare facilities are also required to maintain a good standard of medical/clinical services under the PHMC Act/Regulations.

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

Requirements of Drugs, etc

Pursuant to Guidelines under the PHMC Act (1980) and Regulations (1991), every private hospital shall maintain: (a) storage of all antiseptics, drugs for external use and disinfectants separate from internal and injectable medication; (b) an adequate supply of medicinal products and appropriate records of such products; and (c) a means of identifying the signatures of all medical practitioners authorized to use the pharmaceutical services for prescriptions.

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

Outside PRC
Concord Medical Services Holdings Ltd. (Cayman)
100%
Concord Healthcare Singapore Pte. Ltd. (Singapore)
100%
Concord Medical Services (International) Pte. Ltd. (Singapore)
100%
Ascendium Group Ltd. (BVI)
100%
CMS Radiotherapy Holdings Limited (U.S.)
100%
Concord Hospital Management Group Ltd. (HK)
100%
Our Medical Services Ltd. (BVI)
100%
Allcure Medical Holdings Ltd. (BVI)
100%
China Medical Services Holdings Ltd. (HK)
85.71%
CCM (Hong Kong) Medical Investments Ltd. (HK)
100%
Cyber Medical Network Ltd. (HK)
1.54%
US Proton Therapy Holdings Ltd. (BVI)
100%
Global Medical Imaging (HongKong) Ltd. (HK)
100%
King Cheers Holdings Ltd. (HK)
100%
US Proton Therapy Holdings Ltd. (Delaware)
98.46%
Medstar Overseas Ltd. (BVI)
100%
Wuxi Concord Medical Development Ltd.
100%
Beijing Concord Medical Technology Limited
100%
Taizhou Concord Leasing Ltd.
100%
Beijing Allcure Medical Technology Ltd.
70%
Guangzhou Concord Cancer Hospital
70%
Shanghai Concord Medical Cancer Hospital
30%
99%
Medstar (Shanghai) Leasing Co., Ltd.
100%
100%
Tianjin Concord Medical Technology Limited
23.77%
25%
Beijing Proton Therapy Center
61.12%
Beijing Meizhong Jiahe Hospital Management Co., Ltd.
100%
Shenzhen Aohua Medical Technology Development Co., Ltd.
100%
Shanghai Taifeng Medical Technology Ltd.
0.44%
5%
Guangzhou Jinkangshenyou Investment Ltd.
95%
55%
Shenzhen Concord Medical Investments Limited
100%
100%
Datong Meizhong Jiahe Cancer Center
10%
Beijing Century Friendship Science & Technology Development Co., Ltd.
90%
95%
Beijing Yundu Internet Technology Co., Ltd.
5%
PRC

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

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,930	May 2018	Office space
Beijing	29	June 2017	Office space
Beijing	253	January 2019	Office space
Shanghai	30	October 2017	Office space
Shenzhen	522	December 2018	Office space
Tianjin	342	April 2019	Office space

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

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(4)(5)
Singapore	2,544	31	Concord Cancer Hospital	Owned	Acquired in 2015
Shanghai(1)	158,769	400	Shanghai Concord Cancer Hospital	Owned	Held for future development
Guangzhou(2)	40,000	400	Guangzhou Concord Cancer Hospital	Owned	Held for future development
Wuxi(3)	8,743	200	Planned Specialty Cancer Hospital Project	Owned	Held for future development
Datong	5,983	100	Datong Meizhong Jiahe Cancer Center	Leased (Expire in September 2034)	Under construction

Notes:

(1)	In July 2015, we entered into the land grant contract for one land parcel in Shanghai with an aggregate site area of approximately 47,867 sq.m. for the construction of our planned Shanghai Concord Cancer Hospital.

(2)	In August 2012, we entered into the land grant contract for one land parcel in Guangzhou with an aggregate site area of approximately 33,340 sq.m. for the construction of our planned Guangzhou Concord Cancer Hospital.

(3)	In January 2016, we entered into the land grant contract for one land parcel in Wuxi, Jiangsu Province with an aggregate site area of 8,743 sq.m. for our planned specialty cancer hospital project in Wuxi.

(4)	See “Item 4. Information on the Company—B. Business Overview—Our Network of Centers,” “Item 4. Information on the Company—B. Business Overview—Our Premium Cancer Hospitals” and “Item 4. Information on the Company—B. Business Overview—Our Proton Centers” for more details of each our hospital projects.

(5)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following primary medical equipment as of December 31, 2016, which are located in the various centers across our network:

Number of primary medical equipment owned(1) :
Linear accelerators	23
Head gamma knife systems	17
Body gamma knife systems	12
PET-CT scanners	15
MRI scanners	20
Others(2)	9
Total	96

(1)	Excluding data from eight centers under service-only agreements as of December 31, 2016.

(2)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. Most of the cooperative centers in our network are established through long-term lease and management services arrangements typically ranging from 5 to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each cooperative center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners. In June 2012, we acquired 52% of the equity interest in Chang’an Hospital for a total cash consideration of approximately RMB248.8 million. After this acquisition, the results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012. In December 2014, we sold the 52% equity interest in Chang’an Hospital and WHT for a total cash consideration of approximately RMB397.9 million (US$64.1 million), in order to fully concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Financial results from Chang’an Hospital and WHT prior to the disposal were reclassified as “net income from discontinued operations” in the consolidated statements of comprehensive income (loss). In April 2015, we acquired 100% of the equity interest in Concord Cancer Hospital for a total cash consideration of SGD55.0 million (RMB253.5 million). After the completion of this acquisition, the results of operations of Concord Cancer Hospital were consolidated into our results of operation commencing in the second quarter of 2015. In January 2016, we acquired 100% equity interest in Beijing Century Friendship and an additional 55% equity interest in Beijing Proton Medical Center with a total consideration of RMB100.6 million, and ultimately hold 80% equity interest in Beijing Proton Medical Center. After the completion of this acquisition, the results of operations of Beijing Proton Medical Center were consolidated into our results of operation commencing in the first quarter of 2016.

Our business has dropped in recent years due to termination of some cooperative centers and hospitals which resulted in decreases in the number of patient cases in our network and hospitals. Our total net revenues decreased to RMB455.0 million (US$65.5 million) in 2016 from RMB616.5 million in 2015 and RMB606.9 million in 2014, primarily due to termination of centers and reduction in profit sharing amount due to the change in profit sharing ratio for centers that are at the later stage of cooperative agreements.

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

We believe that the radiotherapy and diagnostic imaging market will continue to be favorable in the future. However, changes in the cancer treatment market in China, whether due to changes in government policy or any decrease in the number of cancer cases treated by radiotherapy in China, may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry.”

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

Our Ability to Expand Our Network of Centers and Our Hospitals in and out of China

As of December 31, 2016, our network comprised 95 cooperative centers based in 57 hospitals, spanning 49 cities across 19 provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers through entering into new arrangements with hospital partners or acquisitions from third parties and we expect this to continue to be the key driver for our future growth. In addition to our cooperative centers, we are currently establishing specialty cancer hospitals in our network as well as proton centers and premium cancer hospitals in China. The development of these hospitals is an important step of our broader strategy and will also become the key driver of our future growth. Each additional center and hospital that we develop increases the number of patient cases treated in our network and hospitals and contributes to our continued revenue growth. However, new cooperative centers developed through our entering into new arrangements with hospital partners and our planned hospitals generally involve a ramp-up period during which time the operating efficiency of such centers and hospitals may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional cooperative centers and hospitals through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from cooperative centers and hospitals established through acquisitions. Further, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network and our hospitals. Our ability to expand, and to optimize the number of cooperative centers and specialty cancer hospitals in our network and our hospitals will depend on a number of factors, such as:

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

In 2014, we added six new cooperative centers to our network, all of which were under lease agreement services arrangements. We closed 11 cooperative centers, 12 cooperative centers and 7 cooperative centers in 2014, 2015 and 2016, respectively due to expiry of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward. Our first specialty cancer hospital, Datong Meizhong Jiahe Cancer Center, opened preliminary in May 2016. We plan to establish further specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord Cancer Hospital in Singapore that we acquired in April 2015 from Fortis Healthcare International and two planned hospitals in China, Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital, that are scheduled to commence construction in May 2017. We are in the process of establishing the Beijing Proton Medical Center, which we expect to be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use and is scheduled to commence construction in the second quarter of 2017. In December 2012, we acquired 19.98% of indirect ownership of the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional equity interest of 7.04% in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the operation of future proton centers in China.

The Number of Patient Cases Treated in Our Network and Our Hospitals

Increasing the number of patient cases diagnosed and treated at our existing centers and hospital is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network and our hospitals based on factors such as the reputation of the center and hospital, the location of the center and hospital and the reputation of the doctors who provide services in the center and hospital. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network and our hospital. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers and our hospital. There is also typically a ramp-up period for newly established centers and hospital during which time acceptance by doctors and patients of such new centers and hospital gradually pick up and the number of patient cases increase. The numbers of our treatment and diagnostic patient cases were 27,190 and 275,576 in 2016, respectively, representing an increases of 8.4% and a decrease of 11.0% from 2015, respectively.

The Operational Arrangements with Our Hospital Partners

The majority of our total net revenues is derived from our lease and management services arrangements with our hospital partners which typically range from 5 to 20 years and under which we receive a contracted percentage of each cooperative center’s revenue. Such contracted percentage typically range from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in certain circumstances, are fixed for the duration of the arrangement. In the event that specified operating expenses exceed the revenues of the cooperative center, we would collect no revenues from such center. As a result, our ability to negotiate a higher contracted percentage and our ability to contain operating expenses will have a significant effect on our revenues and profitability.

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

In January 2016, we acquired 100% equity interest in Beijing Century Friendship and an additional 55% equity interest in Beijing Proton Medical Center with a total consideration of RMB100.6 million, and ultimately hold 80% equity interest in Beijing Proton Medical Center.

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Net Revenues
Network business	606,883	100.0	597,746	97.0	443,601	63,892	97.5
Hospital business	—	—	18,739	3.0	11,441	1,648	2.5
Total net revenues	606,883	100.0	616,485	100.0	455,042	65,540	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
PRC	606,883	100.0	597,746	97.0	443,601	63,892	97.5
Singapore	—	—	18,739	3.0	11,441	1,648	2.5
Total net revenues	606,883	100.0	616,485	100.0	455,042	65,540	100.0

Network business

Revenues generated from our network business consists of revenues derived from our network of centers that are directly related to the number of patient cases treated in our cooperative centers. We receive a contracted percentage of each center’s revenue. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the cooperative centers. The specified operating expenses of cooperative centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the cooperative center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Corporate level expenses that cannot be directly attributable to one cooperative center are typically accounted for as our cost of revenues. In addition, under certain lease and management services arrangements with our hospital partners, certain of the center-incurred expenses may be accounted for as our cost of revenues rather than as the expenses of the cooperative centers. Our contracted percentages typically range from 50% to 90% and are typically adjusted on a declining scale over the term of the arrangement. Revenues derived from such cooperative centers are accounted for as “lease and management services” on our consolidated statement of operation.

We also provide management services to a limited number of cooperative centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of December 31, 2016, we managed eight centers under service-only agreements.

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

In the past, we have recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB2.3 million, RMB1.8 million and RMB0.06 million(US$0.01 million) as of December 31, 2014, 2015 and 2016, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2014, 2015 and 2016, net revenue derived from our top five hospital partners amounted to approximately 22.5%, 25.3% and 27.7%, respectively, of our total net revenues. Our largest hospital partner accounted for 6.4%, 7.5% and 9.9%, respectively, of our total net revenues during those periods.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of centers	Aggregate revenues in 2016		Percentage to total revenues
		RMB in thousands	US$ in thousands
2017	20	138,420	19,936	30.4%
2018	6	39,264	5,665	8.6%
2019	5	32,155	4,631	7.6%
2020	11	73,029	10,518	16.0%
2021	11	71,875	10,352	15.8%
Total	53	354,743	51,102	78.4%

Hospital business

Revenues generated from our hospital business consists of medicine income and medical service income generated from our self-owned hospitals. Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospitals. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. In 2016, we derived all of our revenues from hospital business from the operation of Concord Cancer Hospital in Singapore.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues	274,562	45.2	353,336	57.3	286,543	41,271	63.0
Gross profit	332,321	54.8	263,149	42.7	168,499	24,269	37.0
Operating expenses:
Selling expenses(1)	95,096	15.7	112,815	18.3	70,093	10,095	15.4
General and administrative expenses(1)	53,576	8.8	132,952	21.6	205,908	29,657	45.3
Impairment of long-lived assets	—	—	23,125	3.8	61,124	8,804	13.4
Total operating expenses	148,672	24.5	268,892	43.7	337,125	48,556	74.1

(1)	Our selling expenses included share-based compensation in the amount of RMB0.7 million, RMB0.8 million and RMB0.8 million (US$0.1 million) in 2014, 2015 and 2016, respectively, which was related to certain share options granted in 2009, 2011 and 2014. Our general and administrative expenses included share-based compensation expenses in the amount of RMB6.6 million, RMB7.3 million and RMB7.6 million (US$1.1 million) in 2014, 2015 and 2016, respectively, which was related to certain share options granted in 2009, 2011 and 2014. We did not grant any share options under our 2008 share incentive plan in 2012 and 2013. We granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares, respectively, on February 18, 2014, July 1, 2014 and August 1, 2014. We also granted options to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share on February 18, 2014.

Cost of Revenues. Our cost of revenues for network business primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in our network of centers and other costs, including material cost of disposal medical supplies. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. Our amortization of acquired intangibles in connection with the OMS reorganization, the acquisition of China Medstar, and other businesses was RMB23.1 million, RMB15.9 million and RMB9.6 million (US$1.4 million) in 2014, 2015 and 2016, respectively. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses to fall between the range of approximately RMB7.5 million and RMB1.1 million annually between 2017 and 2021.

Our cost of revenues for hospital business primarily consists of medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, utilities as well as other related costs incurred in the normal business of a hospital.

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses increased in absolute amount from 2014 to 2015 due to increased conference, office, and travel expenses for our network business. Selling expenses decreased in absolute amount from 2015 to 2016 due to termination of cooperative centers. We expect our selling expenses to continue to decrease in absolute amount in the future, in line with the termination of cooperative centers. Our selling expenses include share-based compensation, RMB0.7 million in 2014, RMB0.8 million in 2015 and RMB0.8 million (US$0.1 million) in 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2014, 2015 and 2016 that amounted to RMB6.6 million, RMB7.3 million and RMB7.6 million (US$1.1 million), respectively. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network business and hospital business and the growth in our total net revenues.

Impairment of long-lived assets. Our impairment of long-lived assets was nil, RMB23.1 million and RMB61.1 million (US$8.8 million) for the year ended December 31, 2014, 2015 and 2016.

Share-based Compensation

On November 17, 2007, OMS, the predecessor of our company, adopted a share option plan (the “OMS option plan”) pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Dr. Jianyu Yang and Mr. Steve Sun (the “OMS grantees”) options to purchase a total of up to 25,000,000 ordinary shares (the “OMS share options”) to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share, which the board of OMS determined to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.

On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved all performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares to purchase shares of our company, with each option having an exercise price of US$0.79 exercisable before December 31, 2008. On the same day, two of the OMS grantees, Dr. Jianyu Yang and Mr. Steve Sun, exercised their respective options to purchase an aggregate of 6,355,400 ordinary shares of our company, with total proceeds from such exercise received by us amounting to approximately RMB34.4 million. We recorded share-based compensation expense of approximately RMB49.5 million in 2007 related to these options granted, which was recorded in general and administrative expenses. The third OMS grantee, Mr. Haifeng Liu, sold all of his vested options to purchase 14,829,200 ordinary shares of our company to three former directors of China Medstar who are now our directors and executive officers as employment incentive for such directors. The three executive directors subsequently exercised the vested options with total proceeds from such exercise received by us amounting to approximately US$11.7 million. Given the transfer of the OMS share options to the three directors was provided as an employment incentive, we recorded additional share-based compensation expense of approximately RMB4.2 million in 2008, which was recorded in general and administrative expenses.

On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 and November 26, 2011 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase a total of 4,765,800 ordinary shares at exercise prices of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2012 and 2013. On February 18, 2014, we granted options to purchase 3,479,604 shares at an exercise price of US$2.04 per share. We also granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares on February 18, 2014, July 1, 2014 and August 1, 2014, respectively, to certain directors, officers and employees.

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

United States

We had assessable profits subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) in 2014. We did not have any assessable profits subject to the United States profits tax in 2015.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2014, 2015 and 2016. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. Concord Cancer Hospital, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2015 and 2016. In addition, upon payments of dividends by China Medstar and Concord Cancer Hospital to its shareholder, no Singapore withholding tax will be imposed.

People’s Republic of China

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises. Our PRC subsidiaries are subject to the tax rate of 25% since 2012.

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

Network Revenue

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

For the years ended December 31, 2014, 2015 and 2016, the revenue from lease and management services amounted to RMB511.6 million, RMB525.2 million and RMB378.7 million (US$54.5 million), respectively.

Management Services, Technical Services and Brand Royalty Fees

We provide stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment and stand-alone technical services to certain hospitals. Management services typically include the provision of diagnosis and treatment techniques, experts support, advertising and promotion as well as comprehensive operational management. Technical services mainly include services related to the maintenance and upgrade of leasing equipment. Brand royalty fees are mainly generated from hospitals using the brand of Meizhong Jiahe with a fixed annual fee. The fees for management services and technical services are either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. Fixed monthly fees are recognized ratably over the service term. The consideration that is based on a revenue share arrangement is recognized when the monthly fees under the arrangement are determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term.

For the years ended December 31, 2014, 2015 and 2016, revenue from management services amounted to RMB37.7 million, RMB21.6 million and RMB20.6 million (US$3.0 million), respectively. For the years ended December 31, 2014, 2015 and 2016, the revenue from technical services amounted to RMB20.8 million, RMB21.5 million and RMB17.5 million (US$2.5 million), respectively. For the years ended December 31, 2014, 2015 and 2016, revenue from brand royalty fees amounted to nil, nil and RMB7.1 million (US$1.0 million), respectively.

Direct Financing Lease Income

Pursuant to ASC 840, we record revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2014, 2015 and 2016, we had financing lease income of RMB29.3 million, RMB23.3 million and RMB14.1 million (US$2.0 million), net of taxes, respectively.

Consumables Sales

Pursuant to the application of ASC 605, we record revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable. During the years ended December 31, 2014, 2015 and 2016, we had consumables sales of RMB7.6 million, RMB6.2 million and RMB5.5 million (US$0.8 million), respectively.

We are subject to sales taxes, such as business tax, VAT and goods and service tax on the revenue. We have recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2014, 2015 and 2016 were approximately RMB24.0 million, RMB22.2 million and RMB5.9 million (US$0.8 million), respectively. In the event that revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

Hospital Revenue

Prior to 2015, we operated a full service hospital that we acquired in 2012, Chang’an Hospital, which was then disposed of in 2014. Starting 2015, we began to operate a premium cancer hospital through the acquisition of Concord Cancer Hospital. Hospital revenue consists of medicine income and medical service income. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with ASC 605, Revenue Recognition (“ASC 605”), when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is reasonably assured, and the medicine or medical services are delivered.

Cost of Revenue

Network costs mainly consist of the amortization of acquired intangibles, depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salaries and material costs of medical supplies.

Costs relating to Lease and Management Service Arrangement

Cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using our depreciation policies. The cost of the management service component is recognized as an expense as incurred.

Cost of Management Services and Technical Services

Cost of management services and technical services mainly include labor costs, and, where applicable, medical consumables and maintenance expenses which are expensed as incurred.

Cost of Consumables Sales

Cost of consumables sales, recorded net against the related revenue, includes the cost of the consumables purchased and other direct costs involved in the consumables sales.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2016:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB in thousands
Network Business
Accounts receivable	116,806	46,801	23,133	1,923	188,663
Allowance for doubtful accounts	—	—	—	—	—
Accounts receivable, net	116,806	46,801	23,133	1,923	188,663
Hospital Business
Accounts receivable	907	70	6	—	983
Allowance for doubtful accounts	(9)	(44)	(4)	—	(57)
Accounts receivable, net	898	26	2	—	926

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

Derivative Instruments

ASC topic 815, Derivatives and Hedging (“ASC 815”), requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), our chief operating decision maker (“CODM”) has been identified as the chief executive officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2013, our CODM evaluates segment performance based on revenues and profit by the network and hospital segments. Subsequent to the disposal of Chang’an Hospital and WHT on December 18, 2014, we have only one reporting segment for network for the year ended December 31, 2014 as the results of Chang’an Hospital and WHT had been presented as discontinued operations in the financial statements. For the years ended December 31, 2015 and 2016, since the acquisition of Concord Cancer Hospital in April, 2015, our CODM evaluates segment performance based on revenues and profit by the network and premium cancer hospital segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data
Revenues, net of business tax, value-added tax and related surcharges	606,883	616,485	455,042	65,540
Cost of revenues	(274,562)	(353,336)	(286,543)	(41,271)
Gross profit	332,321	263,149	168,499	24,269
Operating expenses:
Selling expenses(1)	(95,096)	(112,815)	(70,093)	(10,095)
General and administrative expenses(2)	(53,576)	(132,952)	(205,908)	(29,657)
Impairment of long-lived assets	—	(23,125)	(61,124)	(8,804)
Operating income (loss)	183,649	(5,743)	(168,626)	(24,287)
Interest expense	(53,470)	(53,214)	(89,327)	(12,866)
Foreign exchange gain	9,585	10,348	13,472	1,940
Gain (loss) from disposal of property, plant and equipment	(3,955)	(4,220)	(7,619)	(1097)
Interest income	21,208	22,447	27,982	4,030
Changes in fair value of derivatives	2,605	33,731	713	103
Loss on debt extinguishment	—	(36,648)	—	—
Income (loss) from equity method investments	13,911	(5,572)	616	89
Other income, net	2,113	33,617	18,191	2,620
Income (loss) from continuing operations before income taxes	175,646	(5,254)	(204,598)	(29,468)
Income tax expenses	(80,850)	(74,025)	(60,486)	(8,712)
Net income (loss) from continuing operations	94,796	(79,279)	(265,084)	(38,180)
Net income (loss) from discontinued operations	25,476	—	—	—
Net income (loss)	120,272	(79,279)	(265,084)	(38,180)
Net income (loss) attributable to non-controlling interests	(4,437)	(975)	(3,217)	(463)
Net income (loss) attributable to ordinary shareholders	124,709	(78,304)	(261,867)	(37,717)
Earnings (loss) per share
From continuing operations	0.70	(0.58)	(2.00)	(0.29)
From discontinued operations	0.22	—	—	—
Basic/Diluted	0.92	(0.58)	(2.00)	(0.29)
Earnings (loss) per ADS
From continuing operations	2.10	(1.75)	(6.00)	(0.87)
From discontinuing operations	0.66	—	—	—
Basic/Diluted	2.76	(1.75)	(6.00)	(0.87)

(1)	Our selling expenses included share-based compensation of RMB0.7 million in 2014, RMB0.8 million in 2015 and RMB0.8 million (US$0.1 million) in 2016.

(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2014,2015 and 2016 of RMB6.6 million, RMB7.3 million and RMB7.6 million (US$1.1 million), respectively.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Total Net Revenues. Our total net revenues decreased by 26.2% to RMB455.0 million (US$65.5 million) for the year ended December 31, 2016 from RMB616.5 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that at the later stage of cooperative agreements.

Network business. Our net revenues generated from network business decreased by 25.8% to RMB443.6 million (US$63.9 million) for the year ended December 31, 2016 from RMB597.7 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that at the later stage of cooperative agreements.

Hospital business. Our net revenues generated from hospital business decreased by 38.9% to RMB11.4 million (US$1.6 million) for the year ended December 31, 2016 from RMB18.7 million for the year ended December 31, 2015, primarily due to partial closure of some of the business unit as a result of renovation of Singapore Concord Cancer Hospital.

Cost of Revenues. Total cost of revenues decreased by 18.9% to RMB286.5 million (US$41.3 million) for the year ended December 31, 2016 from RMB353.3 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction in operational cost of the existing operating centers resulted from cost control measure.

Network business. Our cost of revenues of network business decreased by 23.0% to RMB247.5 million (US$35.6 million) for the year ended December 31, 2016 from RMB321.3 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction in operational cost of the existing operating centers resulted from cost control measure.

Hospital business. Our cost of revenue of hospital business increased by 21.8% to RMB39.0 million (US$5.6 million) for the year ended December 31, 2016 from RMB32.1 million for the year ended December 31, 2015, primarily due to increased marketing and promotion cost and an increase in hospital clinical staff and facilities.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 36.0% to RMB168.5 million (US$24.3 million) for the year ended December 31, 2016 from RMB263.1 million for the year ended December 31, 2015. Our gross margin decreased to 37.0% for the year ended December 31, 2016 from 42.7% for the year ended December 31, 2015, primarily due to termination of centers and reduction of profit sharing, which brought more significant decrease in net revenue compared to decrease in cost, and increased operational cost in hospitals.

Operating Expenses. Our operating expenses business increased by 25.4% to RMB337.1 million (US$48.6 million) for the year ended December 31, 2016 from RMB268.9 million for the year ended December 31, 2015 primarily due to increased operational cost in hospitals.

Selling Expenses. Our selling expenses decreased by 37.9% to RMB70.1 million (US$10.1 million) for the year ended December 31, 2016 from RMB112.8 million for the year ended December 31, 2015. Selling expenses as a percentage of total net revenues decreased to 15.4% for the year ended December 31, 2016 from 18.3% for the year ended December 31, 2015. The decrease was mainly due to termination of some cooperative centers and better cost control measure implemented in cooperative centers.

General and Administrative Expenses. General and administrative expenses increased by 54.9% to RMB205.9 million (US$29.7 million) for the year ended December 31, 2016 from RMB133.0 million for the year ended December 31, 2015. General and administrative expenses as a percentage of total net revenues increased to 45.3% for the year ended December 31, 2016 from 21.6% in 2015. The increase was mainly due to new hospital operations in Singapore and Datong, and establishment of Singapore Office.

Operating Loss. As a result of the foregoing, our operating loss was RMB168.6 million (US$24.3 million) for the year ended December 31, 2016 as compared to operating loss of RMB5.7 million for the year ended December 31, 2015.

Interest Expense. Our interest expense increased from RMB53.2 million for the year ended December 31, 2015 to RMB89.3 million (US$12.9 million) for the year ended December 31, 2016, primarily due to interests of a loan of RMB300.0 million lent to Guangzhou Concord Cancer Hospital Zhongrong Taihe Healthcare Fund and payment of interests when we fully repaid the IFC loan and the loan borrowed from HSBC Bank (China) Company Limited by Medstar Shanghai in 2016.

Foreign Exchange Gain. Our foreign exchange gain increased to RMB13.5 million (US$1.9 million) for the year ended December 31, 2016 from RMB10.3 million for the year ended December 31, 2015, primarily due to appreciation in value of our bank deposits denominated in U.S. dollars.

Interest Income. Our interest income increased to RMB28.0 million (US$4.0 million) for the year ended December 31, 2016 from RMB22.4 million for the year ended December 31, 2015. This increase was primarily due to the increased amount of restricted cash, increases in interest rates in China and overseas and adjustment of cash deposit composition ratio.

Changes in Fair Value of Derivatives. Our gain from changes in fair value of derivatives decreased to RMB0.7 million (US$0.1 million) for the year ended December 31, 2016 from RMB33.7 million for the year ended December 31, 2015, primarily due to settlement of the IFC loan.

Income (loss) from equity method investments. Our income from equity method investments was RMB0.6 million (US$0.1 million) for the year ended December 31, 2016, as compared to loss from equity method investments of RMB5.6 million for the year ended December 31, 2015. The income was primarily due to the increased in net profit of MD Anderson Proton Therapy Center.

Income Tax Expenses. Our income tax expenses decreased by 22.3% to RMB60.5 million (US$8.7 million) for the year ended December 31, 2016 from RMB74.0 million for the year ended December 31, 2015. This decrease was primarily due to the decrease in profit before tax.

Net Loss. As a result of the foregoing, we had a net loss of RMB265.1 million (US$38.2 million) for the year ended December 31, 2016, as compared to a net loss of RMB79.3 million for the year ended December 31, 2015.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Total Net Revenues. Our total net revenues increased by 1.6% to RMB616.5 million for the year ended December 31, 2015 from RMB606.9 million for the year ended December 31, 2014, primarily due to the increased revenue contributions from diagnostic equipment patients following the acquisition of Concord Cancer Hospital in Singapore.

Network business. Our net revenues generated from network business decreased by 1.5% to RMB597.7 million for the year ended December 31, 2015 from RMB606.9 million for the year ended December 31, 2014, primarily due to the closure of 12 cooperative centers in 2015 as a result of our focus on developing hospital business in the future.

Hospital business. Our net revenues generated from hospital business is RMB18.7 million for the year ended December 31, 2015, primarily attributable to the acquisition of Concord Cancer Hospital in Singapore in April 2015.

Cost of Revenues. Total cost of revenues increased by 28.7% to RMB353.3 million for the year ended December 31, 2015 from RMB274.6 million for the year ended December 31, 2014, primarily due to the increase in cost of revenues for our network business.

Network business. Our cost of revenues of network business increased by 17.0% to RMB321.3 million for the year ended December 31, 2015 from RMB274.6 million for the year ended December 31, 2014 to, primarily due to increased cost caused by cost-sharing split change based on the new leasing and management agreements signed between us and certain public hospital partners and increased medical consumable expenses and maintenance expenses for the network.

Hospital business. Our cost of revenue of hospital business was RMB32.1 million for the year ended December 31, 2015.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 20.8% to RMB263.1 million for the year ended December 31, 2015 from RMB332.3 million for the year ended December 31, 2014. Our gross margin decreased to 42.7% for the year ended December 31, 2015 from 54.8% for the year ended December 31, 2014, primarily due to change in cost-sharing split between us and certain public hospital partners in our network business, as well as the gross loss recorded for our hospital business in 2015.

Operating Expenses. Our operating expenses increased by 80.9% to RMB268.9 million for the year ended December 31, 2015 from RMB148.7 million for the year ended December 31, 2014 primarily due to the increases of selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses increased by 18.6% from RMB95.1 million for the year ended December 31, 2014 to RMB112.8 million for the year ended December 31, 2015, which included RMB0.3 million selling expenses from hospital business in 2015. Selling expenses as a percentage of total net revenues increased to 18.3% for the year ended December 31, 2015 from 15.7% for the year ended December 31, 2014. The increase was mainly due to increased conference, office, and travel expenses to expand our network business.

General and Administrative Expenses. General and administrative expenses increased from RMB53.6 million for the year ended December 31, 2014 to RMB133.0 million for the year ended December 31, 2015, which included RMB30.5 million general administrative expenses from hospital business in 2015. General and administrative expenses as a percentage of total net revenues increased to 21.6% in 2015 from 8.8% in 2014. The increase in general administrative expense from network business was mainly due to increased bad debts from our network of centers.

Operating Loss. As a result of the foregoing, our operating loss was RMB5.7 million for the year ended December 31, 2015 as compared to operating income of RMB183.6 million for the year ended December 31, 2014.

Interest Expense. Our interest expense remained relatively stable at RMB53.5 million and RMB53.2 for the year ended December 31, 2014 and 2015, respectively.

Foreign Exchange Gain. Our foreign exchange gain increased to RMB10.3 million for the year ended December 31, 2015 from RMB9.6 million for the year ended December 31, 2014 primarily due to appreciation in value of our bank deposits denominated in U.S. dollars.

Interest Income. Our interest income increased to RMB22.4 million for the year ended December 31, 2015 from RMB21.2 million for the year ended December 31, 2014. This increase was primarily due to the increase in restricted cash deposited in bank for loans.

Changes in Fair Value of Derivatives. Our gain from changes in fair value of derivatives increased significantly to RMB33.7 million for the year ended December 31, 2015 from RMB2.6 million for the year ended December 31, 2014, primarily due to the significant decrease in fair value of our derivatives as a result of our partially early termination of the IFC Loan.

Loss on Debt Extinguishment. We recorded a one-off loss on debt extinguishment of RMB36.6 million for the year ended December 31, 2015 as compared to nil for the year ended December 31, 2014, primarily due to the amendment to repayment terms of the IFC Loan, which was fully repaid in February 2016.

Income (loss) from equity method investments. Our loss from equity method investments was RMB5.6 million for the year ended December 31, 2015, as compared to income from equity method investments of RMB13.9 million for the year ended December 31, 2014. The loss was primarily due to changes in valuation of our MD Anderson Proton Therapy Center in 2015.

Income Tax Expenses. Our income tax expenses decreased by 8.4% to RMB74.0 million for the year ended December 31, 2015 from RMB80.9 million for the year ended December 31, 2014. This decrease was primarily due to the decrease in profit before tax.

Net Loss. As a result of the foregoing, we had a net income of RMB120.3 million for the year ended December 31, 2014, as compared to a net loss of RMB79.3 million for the year ended December 31, 2015.

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

We had net current assets of RMB243.8 million (US$35.1 million) as of December 31, 2016. As of December 31, 2016, we had RMB189.9 million (US$27.4 million) in cash, RMB562.4 million (US$81.0 million) in short-term borrowings outstanding, of which RMB568.5 million (US$81.9 million) was secured by restricted cash deposited in local banks, and RMB298.3 million (US$43.0 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB82.6 million (US$11.9 million). We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In December 2012 and November 2013, the Company entered into a short-term credit facility of US$16.5 million and US$16.5 million, respectively, with HSBC Bank (Hong Kong) Company Limited, secured by restricted cash deposited in HSBC Bank (China) Company Limited, which are used for the investment of MD Anderson Proton Therapy Center. The loans carried an interest rate of three-month LIBOR+1.75% and one-month LIBOR+1%, respectively, and have been renewed on a yearly basis. As of December 31, 2016, we had an outstanding balance of US$16.5 million in total.

In December 2012, Ascendium entered into a short-term loan agreement with Agricultural Bank Of China Limited, Hong Kong Branch, whereby we are entitled to borrow a secured loan of US$18.0 million for general working capital purposes. We drew down US$16.5 million in December 2012 under the loan commitment, with a floating annual interest rate of three-month LIBOR/HIBOR+1.4%. In December 2013, we had renewed the term of the loan agreement to a maximum of up to three years with a floating annual interest rate of three-month LIBOR/HIBOR+2%. As of December 31, 2016, the loan has been fully repaid.

In September 2013, Shanghai Medstar entered into a short-term credit facility of RMB15.0 million with HSBC Bank (China) Company Limited. The borrowings contained restrictive covenants requiring the maintenance of tangible net worth of RMB600.0 million and RMB1,350.0 million by Aohua Technology and the Company, a total liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.7 times at all time by Shanghai Medstar, a total liability and contingent liability to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.5 times, 0.5 times and 0.55 times by Shanghai Medstar, Aohua Technology and the Company and a total loan to tangible net worth ratio, as calculated based on PRC generally accepted accounting principles, of 0.7 times at all time by Shanghai Medstar. As of December 31, 2016, the loan has been fully repaid.

In July 2014, Aohua Medical entered into a long-term loan agreement of RMB66.0 million with China Construction Bank Limited that bears an interest rate of 5.23% per annum. As of December 31, 2016, we had an outstanding balance of RMB17.9 million (US$2.6 million), which will be due in July 2017.

In September 2014, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we are entitled to borrow a loan of US$25.0 million. We drew down US$12.1 million, US$3.9 million, US$1.0 million, US$4.1 million and US$3.9 million in September 2014, October 2014, December 2014, September 2015 and October 2015, respectively. These loans were secured by restricted cash deposited in HSBC Bank (China) Company Limited for dividend payment bearing an interest rate of one-month LIBOR/HIBOR+1% per annum, and were used to pay dividend. These loans have been renewed on a yearly basis. As of December 31, 2016, we had an outstanding balance of US$24 million.

In April 2015, Ascendium entered into a short-term credit facility with Bank of Communications Co., Ltd., New York Branch, whereby we are entitled to borrow a revolving loan of up to US$15.0 million bearing an interest rate of three-month LIBOR. In April 2016, the loan has been fully repaid.

In June 2015, Ascendium entered into a short-term credit facility with Bank of Communications Co., Ltd., New York Branch, whereby we are entitled to borrow a revolving loan of up to US$15.0 million bearing an interest rate of three-month LIBOR. In June 2016, the loan has been fully repaid.

In June 2015, CCM (Hong Kong) Medical Investments Limited (“CCM Hong Kong”), as the borrower, entered into a long-term loan agreement with the Company, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher Investment Fund III SPC, or Gopher, for the account of Gopher Asia Credit SP, as the original lender, whereby we are entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum for our general working capital purposes. This loan is secured by certain shares in CCM Hong Kong beneficially owned by Ascendium and guaranteed by the Company and Shanghai Medstar. As of December 31, 2016, we had an outstanding balance of RMB173.6 million (US$25.0 million), which will be due in June 2018.

In August 2015, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we are entitled to borrow a loan of US$25.0 million. We drew down US$6.0 million in December 2015 and repaid in 2016. We drew down US$14.4 million in 2016. This loan was secured by restricted cash deposited in HSBC Bank (China) Company Limited bearing an interest rate of three-month LIBOR+1% per annum, and was used for our investment in Concord Cancer Hospital in Singapore. As of December 31, 2016, we had an outstanding balance of US$14.4 million.

In July 2016, Shanghai Medstar entered into a long-term loan agreement of RMB16.5 million with Agricultural Bank Of China Limited, Shanghai Branch that bears an interest rate of 4.75% per annum. As of December 31, 2016, we had an outstanding balance of RMB15.1 million (US$2.2 million). The loan will be due in July 2019.

In November 2016, Shanghai Medstar entered into a short-term loan agreement of RMB40.4 million with HSBC Bank (China) Company Limited that bears an interest rate of 4.35% per annum. As of December 31, 2016, we had an outstanding balance of RMB40.4 million (US$5.8 million). The loan will be due in November 2017.

In December 2016, Shanghai Medstar entered into a short-term loan agreement of RMB111.0 million with Agricultural Bank Of China Limited, Shanghai Branch that bears an interest rate of 4.35% per annum. As of December 31, 2016, we had an outstanding balance of RMB111.0 million (US$16.0 million). The loan has been fully repaid in April 2017.

IFC loan

On February 18, 2014, we borrowed from International Finance Corporation (“IFC”) a loan of a principal amount of US$20.0 million which is repayable on October 15, 2018 and April 15, 2019 by two equal installments.

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

On October 12, 2015, we entered into a repayment agreement with IFC, pursuant to which, a principal amount of US$10.0 million can be repaid by December 31, 2015 and the remaining principal amount of US$10.0 million can be repaid on February 29, 2016 and May 31, 2016 in two equal installments. The repayment is accounted for under extinguishment accounting and a loss on debt extinguishment of RMB36.6 million was recognized in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2015. The outstanding balance of the IFC loan was fully repaid in February 2016.

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	490,381	(175,138)	(78,078)	(11,247)
Net cash (used in) generated from investing activities(1)	287,055	(391,083)	(74,847)	(10,780)
Net cash generated from (used in) financing activities	(579,144)	590,398	(131,370)	(18,921)
Exchange rate effect on cash	(2,643)	(17,419)	(11,240)	(1,618)
Net increase (decrease) in cash	195,649	6,758	(295,535)	(42,566)
Cash at beginning of the year	283,033	478,682	485,440	69,918
Cash at end of the year	478,682	485,440	189,905	27,352

(1)	Net cash used in investing activities in 2012 and 2015 includes acquisitions, net of cash acquired, of RMB223.4 million and RMB250.1 million, respectively, and in 2016 includes cash arising from the consolidation of Beijing Century Friendship and Beijing Proton Medical Center of RMB26.1 million (US$3.8 million). Net cash generated from investing activities in 2014 and 2015 includes disposal, net of cash disposal, of RMB280.1 million and RMB78.8 million, respectively. Net cash used in investing activities in 2016 includes prepayments in long-term investments and acquisitions of property, plant and equipment of RMB181.5 million (US$26.1 million) and RMB79.0 million (US$11.4 million), respectively.

Net Cash Generated from (Used in) Operating Activities

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

Net cash used in operating activities was RMB78.1 million (US$11.2 million) for the year ended December 31, 2016, resulted primarily from our net loss of RMB265.1 million (US$38.2 million), which was partially offset by (i) depreciation of property, plant and equipment of RMB117.1 million (US$16.9 million) and (ii) impairment of long-lived assets of RMB61.1 million (US$8.8 million).

Net cash used in operating activities was RMB175.1 million for the year ended December 31, 2015, resulted primarily from (i) our net loss of RMB79.3 million and (ii) deposits for the land use rights in connection with our premium cancer hospitals of RMB379.3 million, which was partially offset by (i) depreciation of property, plant and equipment of RMB138.1 million and (ii) accrued unrecognized tax benefit of RMB24.6 million.

Net cash generated from operating activities was RMB490.4 million for the year ended December 31, 2014, resulted primarily from (i) our net income of RMB120.3 million, (ii) depreciation of property, plant and equipment of RMB175.0 million, and (iii) accrued unrecognized tax benefit of RMB60.4 million.

Net Cash Generated from (Used in) Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 was RMB74.8 million (US$10.8 million), consisting primarily of (i) prepayments in long-term investment and (ii) acquisition of property and equipment, which was partially offset by proceeds from principal portion of direct financing leases.

Net cash used in investing activities for the year ended December 31, 2015 was RMB391.1 million, consisting primarily of acquisition of Concord Cancer Hospital and deposit for the purchases of property, plant and equipment.

Net cash generated from investing activities for the year ended December 31, 2014 was RMB287.1 million, consisting primarily of cash generated from disposal of Chang’an Hospital and WHT.

Net Cash Generated from (Used in) Financing Activities

Net cash used in financial activities for the year ended December 31, 2016 was RMB131.4 million (US$18.9 million), primarily consisting (i) repayment of long-term and short term bank borrowings of RMB892.3 million (US$128.5 million) and (ii) dividends paid to ordinary shareholders of RMB285.8 million (US$41.2 million), which was partially offset by proceeds received from advance payment of investment from others of RMB528.9 million (US$76.2 million) and proceeds received from short-term bank borrowings of RMB497.6 million (US$71.6 million).

Net cash generated from financial activities for the year ended December 31, 2015 was RMB590.4 million, primarily consisting (i) proceeds received from long-term bank borrowings of RMB343.3 million and (ii) proceeds from asset backed securities of RMB396.5 million, which was partially offset by repayment of long-term bank borrowings of RMB348.0 million.

Net cash used in financial activities for the year ended December 31, 2014 was RMB579.1 million, primarily consisting (i) dividends paid to ordinary shareholders of RMB453.6 million and (ii) repayment of long-term and short term bank borrowings of RMB383.9 million, which was partially offset by proceeds received from long-term bank borrowings of RMB291.9 million.

Acquisitions and Capital Expenditures

In December 2012, we acquired 19.98% of equity interest in the MD Anderson Proton Therapy Center for a total consideration of approximately RMB201.2 million and in August 2015, we acquired additional 7.04% of equity interest in the MD Anderson Proton Therapy Center for a total consideration of approximately RMB4.6 million. In April 2015, we acquired 100% of the equity interest in Concord Cancer Hospital for a total cash consideration of SGD55.0 million (RMB235.5 million). In January 2016, we acquired 100% equity interest in Beijing Century Friendship and an additional 55% equity interest in Beijing Proton Medical Center with a total consideration of RMB100.6 million, and ultimately hold 80% equity interest in Beijing Proton Medical Center.

In 2014, 2015 and 2016, our capital expenditures totaled RMB109.9 million, RMB182.0 million and RMB118.9 million (US$17.1 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditure in 2016 decreased by RMB63.1 million as compared to 2015, primarily due to termination of some cooperative centers.

We estimate that our expected aggregate capital expenditures in 2017 will be approximately RMB600 million to RMB800 million, which we will use mainly for construction of premium hospitals in Shanghai and Guangzhou. We expect the capital expenditure required to support the construction of our proton center and premium cancer hospitals to be approximately RMB590 million in 2017. We also intend to open three to five specialty cancer hospitals each year in the next three years, and expect the capital expenditure required to support such expansion to be approximately RMB150 million to RMB250 million per year from 2017. Our expected sources of funding for these hospitals are approximately 70% from bank loans and approximately 30% from cash flows from operations. As of December 31, 2016, we had bank credit lines totaling RMB3.1 billion (US$444.5 million), of which RMB1.5 billion had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

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

Recent accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We plan to adopt the new standard on January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments- Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting (“ASU 2016-07”). ASU 2016-07 eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. ASU 2016-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (“ASU 2016-09”) to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows, (“ASC 230”) including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. In addition, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for our fiscal year beginning December 1, 2018 and subsequent interim periods. Early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify our current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. We are still evaluating the impact of adopting this standard on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. We are currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. We are currently evaluating the impact of adopting this standard on ours consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Total	Less than 1 year	1-3 years	More than 3 years
	RMB	RMB	RMB	RMB
	(in thousands)
Short-term debt obligations	562,372	562,372	—	—
Long-term debt obligations	298,303	82,632	215,671	—
Secured borrowings	328,216	79,613	166,707	81,896
Capital lease obligations	400	—	—	400
Operating lease obligations	91,220	15,028	14,492	61,700
Purchase obligations	83,338	83,338	—	—
Total	1,363,849	822,983	396,870	143,996

Our short- and long-term debt obligations as of December 31, 2016 represent bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2016 had a weighted average interest rate of 2.72% per annum. Our long term bank borrowing outstanding as of December 31, 2016 had a weighted average interest rate of 7.44% per annum.

As of December 31, 2016, we had RMB562.4 million (US$81.0 million) in short-term borrowings outstanding, of which RMB532.8 million (US$76.7 million) was secured by restricted cash deposited in local banks, and RMB298.3 million (US$43.0 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB82.6 million (US$11.9 million).

As of December 31, 2016, our operating lease obligations for 2017, 2018, 2019 and 2020 and thereafter are RMB15.0 million (US$2.2 million), RMB10.3 million (US$1.5 million), RMB4.1 million (US$0.6 million) and RMB4.1 million (US$0.6 million), respectively.

As of December 31, 2016, we had purchase obligations for certain medical equipment that amounted to RMB83.3 million (US$12.0 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	46	Chairman, chief executive officer
Zheng Cheng	54	Director
Yaw Kong Yap	53	Chief financial officer
Zhe Yin	43	Director
Yan Sui	43	Director
Denny Lee	50	Independent director
Weibo Yin	86	Independent director
Yongjun Li	49	Independent director

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

Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation to all of our directors and our executive officers was RMB2.7 million (US$0.4 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2016 for pension, retirement or other similar benefits to our directors and our executive officers.

Share Incentive Plans

OMS Share Option Plan

On November 17, 2007, OMS, the predecessor of our company, adopted the OMS option plan, pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Dr. Jianyu Yang and Mr. Steve Sun, or the OMS grantees, options to purchase a total of up to 25,000,000 ordinary shares, or the OMS share options, to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share, which the board of OMS determined to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.

On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved certain performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares to purchase shares of our company, with each option having an exercise price of US$0.79 exercisable before December 31, 2008. On the same day, two of the OMS grantees, Dr. Jianyu Yang and Mr. Steve Sun, exercised their respective options to purchase an aggregate of 6,355,400 ordinary shares of our company, with total proceeds from such exercise received by us amounting to approximately RMB34.4 million. We recorded share-based compensation expense of approximately RMB49.5 million in 2007 related to these options granted, which was recorded in general and administrative expenses. The third OMS grantee, Mr. Haifeng Liu, sold all of his vested options to purchase 14,829,200 ordinary shares of our company to three former directors of China Medstar who are now our directors and executive officers as employment incentive for such directors. The three executive directors subsequently exercised the vested options with total proceeds from such exercise received by us amounting to approximately US$11.7 million. Given the transfer of the OMS share options to the three directors was provided as an employment incentive, we recorded additional share-based compensation expense of approximately RMB4.2 million in 2008, which was recorded in general and administrative expenses.

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

Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan upon the adoption of the plan. On November 26, 2011, the board of directors and the shareholders authorized the issuance of additional 5,101,968 ordinary shares under the 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors, including 288,700 ordinary shares to Dr. Jianyu Yang, 288,700 ordinary shares to Dr. Zheng Cheng, 264,400 ordinary shares to Mr. Steve Sun, 250,000 ordinary shares to Mr. Jing Zhang, 230,000 ordinary shares to Mr. Yaw Kong Yap, 264,400 ordinary shares to Mr. Boxun Zhang, 130,300 ordinary shares to Mr. Denny Lee and 355,884 ordinary shares to Mr. Jigang Sun, and the remainder to other employees. On February 18, 2014, we granted options to purchase 3,479,604 ordinary shares at an exercise price of US$2.037, of which options to purchase an aggregate of 2,439,126 ordinary shares were granted to our executive officers and directors, including 716,310 ordinary shares to Mr. Jianyu Yang, 716,310 ordinary shares to Dr. Zheng Cheng, 275,250 ordinary shares to Mr. Jing Zhang, 225,204 ordinary shares to Mr. Yaw Kong Yap, 116,283 ordinary shares to Mr. Denny Lee, 69,771 ordinary shares to Mr. Weibo Yin, 69,771 ordinary shares to Mr. Yongjun Li, and 250, 227 ordinary shares to Mr. Adam Jigang Sun, and the remainder to other employees. Such options have an exercise price equal to the price per ordinary share of our initial public offering and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date. On February 18, 2014, July 1, 2014 and August 1, 2014, we granted 1,370,250, 21,132 and 69,564 restricted shares, respectively, of which 116,223 restricted shares to Mr. Jing Zhang, 116,223 restricted shares to Mr. Yaw Kong Yap, 3,080,150 restricted to other employees. Such restricted shares are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

The following table summarizes, as of December 31, 2016, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price Underlying Outstanding Options (US$/Share)	Restricted Shares	Grant Date	Expiration Date
Dr. Jianyu Yang	288,700	3.7	—	November 27, 2009	November 26, 2017
	716,310	2.037	—	February 18, 2014	February 17, 2022
Dr. Zheng Cheng	288,700	3.7	—	November 27, 2009	November 26, 2017
	716,310	2.037	—	February 18, 2014	February 17, 2022
Mr. Yaw Kong Yap	230,000	3.7	—	November 27, 2009	November 26, 2017
	225,204	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,091	February 18, 2014	February 17, 2022
	—	—	21,132	July 1, 2014	June 30, 2022
Mr. Denny Lee	130,300	3.7	—	November 27, 2009	November 26, 2017
	116,283	2.037	—	February 18, 2014	February 17, 2022
Mr. Weibo Yin	69,771	2.037	—	February 18, 2014	February 17, 2022
Mr. Yongjun Li	69,771	2.037	—	February 18, 2014	February 17, 2022
Other individuals as group	3,080,150	3.7	—	November 27, 2009	November 26, 2017
	1,325,643	2.037	—	February 18, 2014	February 17, 2022
	355,884	2.2	—	September 30, 2011	September 30, 2019
	—	—	1,085,298	February 18, 2014	February 17, 2022
	—	—	69,564	August 1, 2014	July 31, 2022

C.	Board Practices

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

Compensation Committee

Our compensation committee consists of Dr. Jianyu Yang, Mr. Denny Lee and Mr. Yongjun Li. Dr. Jianyu Yang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a non-fixed period of time. These employment agreements can be terminated in accordance with the Labor Contract Law of the PRC and other relevant regulations. Under the Labor Contract Law, we can terminate without any prior notice the employment agreement with any of our executive officers in the event that such officer’s actions have resulted in material and demonstrable harm to our interest. Under certain circumstances, including where the officer has not performed as expected and, upon internal reassignment or training, still fails to be qualified for the job, we may also terminate the employment agreement with any of our executive officers upon providing a 30-day notice or paying one month in severance. Our executive officer may typically terminate his or her employment at any time if we fail to provide labor protection or work conditions as stipulated in the employment agreement. The executive officers may also terminate the employment agreement at any time without cause upon a 30-day notice. Usually, if we terminate the employment agreement of any of our executive officers, we have to pay them certain severance pay in proportion to their working years with us, except where such officer’s actions have resulted in material and demonstrable harm to our interests, among other circumstances.

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers and our hospital in Singapore. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 601, 745 and 739 employees as of December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, we had 649 and 90 employees based in China and Singapore, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2016
	Employees	% of Total
Management	38	5.1
Administration	22	3.0
Financial control	72	9.7
Hospital and Operation	220	29.8
Marketing	3	0.4
Business development	15	2.0
Centers	369	49.9
Total	739	100.0

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.” We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2014, 2015 and 2016 was RMB12.8 million, RMB12.9 million and RMB13.3 million (US$1.9 million), respectively. Of the total amount of contributions that we made to employee benefit plans in 2015 and 2016, RMB0.2 million and RMB0.3 million (US$0.04 million) were attributable to Concord Cancer Hospital in Singapore that we acquired in 2015, respectively.

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

In accordance with applicable PRC laws and regulations, the Ministry of Health oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice medicine in the sole medical institution where such doctor is registered. Doctors are not permitted to be registered in more than one medical institution. However, doctors may, upon the approval of the medical institution with which they are registered, enter into consulting agreements with third parties to engage in medical practice for another institution. We enter into such consulting contracts with doctors from time to time to provide expert assistance and consultation to our company and our network of centers. In very limited cases, we enter into employment agreements with doctors to work at cooperative centers in our network after consulting with our hospital partners where such centers are based. These doctors register their practice with the hospitals in accordance with applicable PRC laws and regulations. For information as to regulations of medical practitioners in Singapore, see “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations in Singapore—Registration of Medical Practitioner.”

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang(3)	60,596,808	46.0%
Zheng Cheng(4)	60,596,808	46.0%
Yaw Kong Yap(5)	1,022,587	0.8%
Zhe Yin	—	—
Yan Sui	—	—
Weibo Yin	*	*
Yongjun Li	*	*
Denny Lee	*	*
All directors and officers as a group	61,941,563	46.8%
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	59,770,876	45.6%
Solar Honor Limited(7)	15,379,303	11.7%
Carlyle Entities(8)	13,086,350	9.9%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options exercisable, or restricted shares to be vested, by such person within 60 days of this annual report. Percentage of beneficial ownership of each listed person is based on 131,022,616 Class A ordinary shares issued and outstanding as of the date of this annual report.

(3)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Yang is a director and indirectly holds 18% of the shares and Ms. Bi Zhang, the spouse of Mr. Yang, indirectly holds 42% of the shares, and by virtue of such relationship Mr. Yang may be deemed its beneficial owner of the total of 60% of the shares, and (ii) 825,932 ordinary shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this annual report.

(4)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Cheng is a director and indirectly holds 40% of the shares, and by virtue of such relationship may be deemed its beneficial owner, and (ii) 825,932 ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.

(5)	Represents (i) 541,800 ordinary shares held by, (ii) 398,903 ordinary shares issuable upon excise of share options to, and (iii) 81,884 restricted shares held by, Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.

(6)	Represents 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Yang, holds 60% of the shares of Morgancreek Investment Holdings Limited. Bluestone Holdings Limited a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Cheng, holds 40% of the shares of Morgancreek Investment Holdings Limited. The directors of Morgancreek are Mr. Yang and Mr. Cheng. Mr. Yang and Mr. Cheng have the power to direct Morgancreek Investment Holdings Limited as to the voting and disposition of ordinary shares and ADSs held by Morgancreek Investment Holdings Limited. The address of the principal office of Morgancreek Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)	Represents 14,163,325 ordinary shares and 405,326 ADSs held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Mr. Hao Zhou. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.

(8)	Represents 12,584,500 and 501,850 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

As of April 27, 2017, a total of 15,129,691 ADSs representing 45,389,073 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Borrowings with Related Parties

As of December 31, 2014, outstanding amount due to related parties were derecognized upon the disposal of Chang’an Hospital.

In November 2014, Shanghai Medstar and Nanjing Jiangyuan Andike Positron Technology Co., Ltd. (“Nanjing JYADK”) entered into a loan agreement with JYADK, of which Shanghai Medstar is a non-controlling shareholder and Nanjing JYADK is a controlling shareholder. Pursuant to this loan agreement, Shanghai Medstar agreed to lend an amount of approximately RMB3.2 million to JYADK at the prevailing bank loan interest rate for borrowings of the same term and priority to finance the business operation of JYADK and its holding companies. As of December 31, 2014, 2015 and 2016, we had outstanding loan amounts from JYADK of nil, RMB3.2 million and RMB4.7 million (US$0.7 million).

In June 2015, CCM Hong Kong, as the borrower, entered into a long-term loan agreement with the Company, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher for the account of Gopher Asia Credit SP, as the original lender, whereby we are entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum for our general working capital purposes. Gopher is controlled by Mr. Zhe Yin, a director of the Company. This loan is secured by certain shares in the borrower beneficially owned by Ascendium and guaranteed by the Company and Shanghai Medstar. As of December 31, 2015 and 2016, we had an outstanding balance of RMB161.9 million and RMB172.6 million (US$24.9 million), respectively, which will be due in June 2018.

As of December 31, 2014, 2015 and 2016, we had amounts outstanding from Beijing Nai’ensi Technology Limited (“Nai’ensi”), which is controlled by Dr. Zheng Cheng, a director of the Company, of RMB31.8 million, RMB28.4 million and nil, respectively, in connection with our financing lease arrangement with Nai’ensi.

In 2015 and 2016, we provided consultation services to a subsidiary of Beijing Allcure Medical Technology Co., Ltd. (“JWYK”), an entity controlled by a director of the company, in exchange for a service fee in the amount of RMB0.1 million and RMB70 thousand (US$10 thousand) respectively. As of December 31, 2014, we had no outstanding amounts from JWYK.

Reorganization and Private Placement

See “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—C. Organizational Structure.”

Share Incentives

For a discussion of the share option plan adopted in 2007 by OMS, our predecessor, and our 2008 share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 28, 2017 was US$4.39 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2012	4.95	2.60
2013	5.59	4.00
2014	9.96	5.20
2015	8.23	4.40
2016	5.13	3.51
Quarterly:
2015
First quarter	7.77	5.75
Second quarter	8.23	5.70
Third quarter	7.13	4.51
Fourth quarter	5.80	4.40
2016
First quarter	5.13	4.07
Second quarter	5.00	3.51
Third quarter	4.55	3.63
Fourth quarter	4.62	3.85
2017
First quarter	4.96	4.50
Second quarter	4.76	4.37
Monthly:
2016
November	4.60	4.09
December	4.62	4.25
2017
January	4.63	4.50
February	4.96	4.51
March	4.91	4.52
April	4.76	4.37

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we are under the terms of our fourth amended and restated memorandum and articles of association to:

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “ — H. Documents on Display.”

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

People’s Republic of China Taxation

The EIT Law and the implementation regulations for the EIT Law issued by the PRC State Council, impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “effective management organizations” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “effective management organizations” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC tax resident enterprise. We do not currently consider our company to be a PRC tax resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC tax resident enterprise, we may be subject to a 25% enterprise income tax on our global income.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own more than 10% of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisor.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your tax advisor concerning the United States federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares or ADSs in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including withholding taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “ — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would generally be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares (see discussion under “ — People’s Republic of China Taxation”). However, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2016, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making an election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs which are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a United States Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2016, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB3.2 million (US$0.5 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2016, our short-term and long-term bank borrowings, 67.8% of which were denominated in U.S. dollars while 32.2% of which were denominated in Renminbi, had a weighted average interest rate of 2.72% per annum and 7.44% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2016, a 10% change in the interest rates would result in an increase or decrease of RMB8.93 million (US$1.29 million) of our total amount of interest expense for the year ended December 31, 2016. Based on our outstanding interest earning instruments during the year ended December 31, 2016, a 10% change in the interest rates would result in an increase or decrease of approximately RMB2.80 million (US$0.40 million) in our total amount of interest income for the year ended December 31, 2016.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0% in 2014, 1.4% in 2015 and 2.0% in 2016. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$406,591 and US$460,556 in 2015 and 2016, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that information required to be disclosed by our company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that our internal control over financial reporting was not effective as of December 31, 2016 due to the existence of a material weakness, as described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Failure in Operation of Controls to Identify and Measure Impairment of Significant Revenue Generating Long-Lived Assets

Our material weakness is that we did not operate effectively our controls over (i) the identification of impairment indicators of leased equipment, including those to low performance hospitals and early terminated centers, and (ii) the measurement of the corresponding impairment, including reasonableness of the major assumptions used in the cash flow forecast underlying the impairment analysis.

Management Remediation Plan

With oversight from the audit committee, we will engage in substantial efforts to address the above-described material weakness and enhance our internal control over financial reporting. We will take the following actions to improve the operating effectiveness of our internal control:

•	Improving the capabilities of existing financial reporting personnel through training and education in the accounting requirements on the long-lived assets impairment analysis;

•	Establishing effective monitoring and oversight controls for the long-lived assets impairment process to ensure our controls over the identification of impairment indicators and the measurement of the corresponding impairment are operated as designed; and

•	Strengthening internal audit testing function to timely detect and prevent control deficiencies on the long-lived assets impairment process.

We believe the material weakness will be effectively remediated in the second half of 2017; however, the remediation cannot be considered effective until the operation of the improved controls occurs in the future and its operating effectiveness is tested successfully.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2016. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP (“Ernst & Young”), our independent registered public accounting firm.

	For the Year Ended
	December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	6,800	6,997	6,876	1,007
Non Audit Fee(2)	—	—	—	—
Tax Fee(3)	80	84	152	22

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements and by Ernst & Young for audited financial statements of Concord Cancer Hospital.

(2)	Non audit fee is service fee paid to Ernst & Young for due diligence report on the MD Anderson Proton Therapy Center in connection with the acquisition of equity interest.

(3)	Tax fee is tax compliance service fee paid to the Houston tax team and Singapore tax team of Ernst & Young for service provided to US Proton and Concord Cancer Hospital.

The policy of our audit committee or our board of directors is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by a professional party.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from August 10, 2015 to June 8, 2016:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
August 10, 2015 through August 31, 2015	48,522	$5.02	48,522	$19.8 million
September 2015	159,823	$5.04	159,823	$18.9 million
October 2015	87,758	$5.03	87,758	$18.5 million
November 2015	72,447	$4.92	72,447	$18.1 million
December 2015	310,097	$4.98	310,097	$16.6 million
January 2016	304,639	$4.64	304,639	$15.1 million
February 2016	92,030	$4.81	92,030	$14.7 million
March 2016	146,168	$4.81	146,168	$14.0 million
April 2016	178,852	$4.91	178,852	$13.1 million
May 2016	154,853	$4.19	154,853	$12.5 million
June 2016	26,252	$3.89	26,252	$12.4 million
Total	1,581,441	$4.81	1,581,441	$12.4 million

Notes:

(1)	Each of our ADSs represents three Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	On August 10, 2015, we announced the implementation of a share repurchase program of up to US$20.0 million worth of our outstanding ADSs for cash as long as the price per ADS is no more than US$7.99, depending on market conditions and other factors. The repurchases have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of thirteen months from August 10, 2015 to September 2016, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Exchange Act);

•	have a minimum of three members in our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that:

•	we have established a compensation committee;

•	we will seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans;

•	we have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees; and

•	we have an audit committee with three independent directors.

As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2015 and 2016

•	Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2015 and 2016

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2014, 2015 and 2016

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

Exhibit Number	Description of Document

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed with this annual report

** Furnished with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: May 1, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Medical Services Holdings Limited at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 1, 2017 expressed an adverse opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, People’s Republic of China

May 1, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Concord Medical Services Holdings Limited

We have audited Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Concord Medical Services Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the failure in operation of controls to identify and measure impairment of the significant revenue generating long-lived assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Concord Medical Services Holdings Limited as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2016 of Concord Medical Services Holdings Limited. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated May 1, 2017, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Concord Medical Services Holdings Limited has not maintained effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, People’s Republic of China

May 1, 2017

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31
	Notes	2015	2016	2016
		RMB	RMB	US$
ASSETS
Current assets:
Cash		485,440	189,905	27,352
Restricted cash, current portion	5	555,035	518,494	74,679
Short-term investment		60,000	—	—
Accounts receivable (net of allowance of RMB1,781 and RMB 57 (US$8) and including amount due from related party amounting to nil and RMB8,468 (US$1,220) as of December 31, 2015 and 2016, respectively)	6	218,254	189,589	27,306
Inventories	8	3,897	5,923	853
Prepayments and other current assets (net of reserve of RMB4,798 and RMB4,798 (US$691) and including amount due from related party amounting to RMB3,321 and RMB14,028 (US$2,020) as of December 31, 2015 and 2016, respectively)	7	77,503	161,812	23,306
Net investment in direct financing leases, current portion	14	100,988	59,060	8,506
Assets held-for-sale	9	—	70,073	10,092
Total current assets		1,501,117	1,194,856	172,094

Non-current assets:
Restricted cash, non-current portion	5	—	50,000	7,201
Prepaid land lease payments	11	429,779	441,810	63,634
Property, plant and equipment, net	10	918,815	775,338	111,672
Intangible assets, net	12	43,453	17,188	2,476
Deposits for non-current assets (net of reserve of RMB26,552 and RMB30,860 (US$4,444) as of December 31, 2015 and 2016, respectively)	13	251,058	268,747	38,708
Net investment in direct financing leases, non-current portion (including amount due from related party amounting to RMB28,362 and nil as of December 31, 2015 and 2016, respectively)	14	108,917	27,190	3,916
Deferred tax assets	23	31,516	—	—
Equity method investments	15	230,981	210,088	30,259
Cost method investments	16	22,160	22,160	3,192
Prepayment for long-term investment	7(i)	—	181,500	26,141
Other non-current assets	17	55,795	39,726	5,722
Total non-current assets		2,092,474	2,033,747	292,921

Total assets		3,593,591	3,228,603	465,015

		As at December 31
	Notes	2015	2016	2016
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank and other borrowings	18	565,994	562,372	80,998
Long-term bank and other borrowings, current portion	18	350,786	82,632	11,901
Accounts payable		808	2,038	295
Accrual for purchases of property, plant and equipment		4,881	3,594	518
Accrued expenses and other liabilities (including interest payable to related party of RMB4,508 and RMB5,894 (US$849) as of December 31, 2015 and 2016, respectively)	19	227,840	273,590	39,405
Income tax payable		67,258	24,124	3,475
Deferred revenue, current portion		1,522	214	31
Dividend payable	21	288,157	2,495	359
Total current liabilities		1,507,246	951,059	136,982

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB161,945 and RMB172,575 (US$24,856) as of December 31, 2015 and 2016, respectively)	18	272,266	215,671	31,063
Deferred tax liabilities	23	50,762	49,658	7,152
Long-term secured borrowings	20	326,487	248,604	35,806
Advances from long-term investment	7(i)	—	528,896	76,177
Other long-term liabilities		3,042	2,945	424
Total non-current liabilities		652,557	1,045,774	150,622

Total liabilities		2,159,803	1,996,833	287,604

Commitments and contingencies	27
Equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2015 and 2016; outstanding shares—132,994,201 and 130,091,977 as of December 31, 2015 and 2016, respectively)	21	105	105	15
Treasury stock (9,359,331 shares and 12,261,555 shares as of December 31, 2015 and 2016, respectively)		(6)	(8)	(1)
Additional paid-in capital		1,774,330	1,852,245	266,779
Accumulated other comprehensive loss		(46,574)	(87,968)	(12,670)
Accumulated deficit		(336,329)	(598,196)	(86,158)

Total Concord Medical Services Holdings Limited shareholders’ equity		1,391,526	1,166,178	167,965
Noncontrolling interests		42,262	65,592	9,446

Total equity		1,433,788	1,231,770	177,411

Total liabilities and equity		3,593,591	3,228,603	465,015

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2014	2015	2016	2016
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges (including revenue from related party amounting to RMB1,194, RMB252 and RMB7,988 (US$1,151) for the years ended December 31, 2014, 2015 and 2016, respectively)		606,883	616,485	455,042	65,540
Cost of revenues		(274,562)	(353,336)	(286,543)	(41,271)
Gross profit		332,321	263,149	168,499	24,269
Operating expenses:
Selling expenses		(95,096)	(112,815)	(70,093)	(10,095)
General and administrative expenses (including consultation service fees to related party amounting to nil , RMB113 and RMB70 (US$10), for the years ended December 31, 2014, 2015 and 2016, respectively)		(53,576)	(132,952)	(205,908)	(29,657)
Impairment of long-lived assets		—	(23,125)	(61,124)	(8,804)

Operating income (loss)		183,649	(5,743)	(168,626)	(24,287)
Interest expense (including interest expense to related party amounting to nil, 6,705 and RMB15,073 (US$2,171) for the years ended December 31, 2014, 2015 and 2016, respectively)		(53,470)	(53,214)	(89,327)	(12,866)
Foreign exchange gain		9,585	10,348	13,472	1,940
Loss from disposal of property, plant and equipment		(3,955)	(4,220)	(7,619)	(1,097)
Interest income		21,208	22,447	27,982	4,030
Changes in fair value of derivative		2,605	33,731	713	103
Loss on debt extinguishment	18	—	(36,648)	—	—
Income (loss) from equity method investments		13,911	(5,572)	616	89
Other income, net		2,113	33,617	18,191	2,620

Income (loss) from continuing operations before income tax		175,646	(5,254)	(204,598)	(29,468)
Income tax expenses	23	(80,850)	(74,025)	(60,486)	(8,712)

Net income (loss) from continuing operations		94,796	(79,279)	(265,084)	(38,180)
Net income from discontinued operations		25,476	—	—	—

Net income (loss)		120,272	(79,279)	(265,084)	(38,180)

Net loss attributable to noncontrolling interests		(4,437)	(975)	(3,217)	(463)
Net income (loss) attributable to Concord Medical Services Holdings Limited		124,709	(78,304)	(261,867)	(37,717)

Earnings(loss) per share	29
From continuing operations		0.70	(0.58)	(2.00)	(0.29)
From discontinued operations		0.22	—	—	—
Basic		0.92	(0.58)	(2.00)	(0.29)

From continuing operations		0.70	(0.58)	(2.00)	(0.29)
From discontinued operations		0.22	—	—	—
Diluted		0.92	(0.58)	(2.00)	(0.29)
Weighted average number of shares outstanding:
Basic		134,836,300	134,546,772	130,631,867	130,631,867
Diluted		135,180,642	134,546,772	130,631,867	130,631,867

Other comprehensive loss, net of tax
Foreign currency translation		(3,368)	(27,923)	(41,394)	(5,962)

Total other comprehensive loss, net of tax		(3,368)	(27,923)	(41,394)	(5,962)

Comprehensive income (loss)		116,904	(107,202)	(306,478)	(44,142)

Comprehensive loss attributable to noncontrolling interests		(4,437)	(975)	(6,740)	(971)

Comprehensive income (loss) attributable to Concord Medical Services Holdings Limited		121,341	(106,227)	(299,738)	(43,171)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) from continuing operations	94,796	(79,279)	(265,084)	(38,180)
Net income from discontinued operations	25,476	—	—	—
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	7,349	8,084	8,400	1,210
Depreciation of property, plant and equipment (note 10)	175,008	138,075	117,051	16,859
Amortization of intangible assets (note 12)	23,061	19,176	10,760	1,550
Amortization of prepaid land lease payments (note 11)	3,610	1,090	1,195	172
(Income) loss from equity method investments	(13,911)	5,572	(616)	(89)
Loss on disposal of property, plant and equipment, net	3,610	4,220	7,619	1,097
Deferred tax benefits	23,307	(432)	22,115	3,185
Allowance for doubtful accounts, net	(9,010)	9,932	23,446	3,377
Impairment of long-lived assets	—	23,125	61,124	8,804
Changes in fair value of derivatives	2,605	(33,731)	(713)	(103)
Loss on debt extinguishment	—	36,648	—	—
Gains on disposal of subsidiaries (note 4)	(38,487)	(16,381)	—	—
Gains from bargain purchase (note 4)	—	(12,830)	—	—
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	4,505	43,276	9,922	1,429
Prepayments and other current assets	(5,029)	14,743	(36,545)	(5,264)
Inventories	237	315	(1,923)	(277)
Amounts due from related parties	(3,384)	—	—	—
Amounts due to related parties	(326)	—	—	—
Other non-current assets	36,234	11,902	14,249	2,053
Deposits for land use rights	—	(379,340)	(13,225)	(1,905)
Accounts payable	31,288	(725)	6,967	1,003
Accrued expenses and other liabilities	35,488	(1,968)	(12,758)	(1,837)
Deferred revenue	11,146	(945)	1,791	258
Income tax payable	22,397	9,692	(34,991)	(5,040)
Accrued unrecognized tax benefit	60,411	24,643	3,138	452

Net cash generated from (used in) operating activities	490,381	(175,138)	(78,078)	(11,246)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investment	—	(60,000)	—	—
Prepayment for operating license	—	—	(3,025)	(436)
Disposal of short-term investment	—	—	60,000	8,642
Investments in equity method investees	(6,534)	(30,063)	—	—
Prepayments in long-term investments	—	—	(181,500)	(26,141)
Acquisitions of business, net of cash acquired (note 4)	—	(250,142)	—	—
Cash arising from the consolidation of Beijing Century Friendship and BPMC (note 4)	—	—	26,198	3,773
Disposals of subsidiaries, net of cash disposed (note 4)	280,142	78,798	—	—
Acquisitions of property, plant and equipment	(51,480)	(47,783)	(78,920)	(11,367)
Acquisitions of intangible assets	—	—	(960)	(138)
Deposits for the purchases of property, plant and equipment	(58,370)	(134,189)	(39,068)	(5,627)
Advance from disposal of associate company (note 15)	—	—	12,999	1,872
Proceeds from disposal of property, plant and equipment	27,779	1,070	11,951	1,721
Proceeds from principal portion of direct financing leases	117,328	97,910	108,121	15,573
Net investment in direct financing leases	(43,794)	—	—	—
Cash distribution from equity method investments	21,984	24,316	9,357	1,348
Prepayment for investment (note 7(i))	—	(71,000)	—	—

Net cash generated from (used in) investing activities	287,055	(391,083)	(74,847)	(10,780)

	For the Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	9,000	233,201	497,577	71,666
Proceeds from long-term bank and other borrowings	291,892	343,301	16,500	2,376
Proceeds from private offerings of subsidiary shares (note 1)	—	—	139,972	20,160
Proceeds from long-term investment advance (note 7)	—	—	528,896	76,177
Proceeds from secured borrowings (note 20)	—	396,494	—	—
Repayment of secured borrowings	—	—	(86,000)	(12,387)
Refund of deposit for marketable securities	—	—	3,661	527
Repayment of obligations under capital leases	(8,567)	—	—	—
Repayment of short-term bank borrowings	(110,569)	(2,858)	(691,261)	(99,562)
Repayment of long-term bank borrowings	(273,310)	(347,965)	(201,048)	(28,957)
Increase in restricted cash	(80,028)	(52,780)	(13,448)	(1,937)
Dividends paid to ordinary shareholders	(453,562)	—	(285,829)	(41,168)
Proceeds received from sales lease back	46,000	—	—	—
Repurchase of ordinary shares	—	(19,723)	(30,402)	(4,378)
Capital injection from noncontrolling shareholder (note 1)	—	40,728	—	—
Purchase of subsidiary shares from noncontrolling interests (note 1)	—	—	(12,130)	(1,747)
Proceeds from sales of subsidiary shares to noncontrolling interests (note 1)	—	—	2,143	309

Net cash generated from (used in) financing activities	(579,144)	590,398	(131,370)	(18,921)

Exchange rate effect on cash	(2,643)	(17,419)	(11,240)	(1,619)
Net increase (decrease) in cash	195,649	6,758	(295,535)	(42,566)
Cash at beginning of year	283,033	478,682	485,440	69,918
Cash at end of year	478,682	485,440	189,905	27,352

Supplemental schedule of cash flows information:
Income tax paid	(34,452)	(48,712)	(60,639)	(8,734)
Interest paid	(53,470)	(54,039)	(81,486)	(11,736)
Supplemental schedule of non-cash activities:
Acquisition of Beijing Century Friendship and BPMC through utilization of prepayment for investment (note 13)	—	—	100,600	14,489
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	27,492	12,251	19,424	2,798
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	1,519	23,769	—	—
Acquisition of net investment in financing lease through utilization of deposits	—	36,499	—	—
Equity investment through disposal of a subsidiary (note 4)	—	22,160	—	—

The accompanying notes are an integral part of the consolidated financial statements .

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	134,836,300	105	(5)	2,520,338	(15,283)	(383,162)	311,724	2,433,717
Net income	—	—	—	—	—	124,709	(4,437)	120,272
Other comprehensiveloss	—	—	—	—	(3,368)	—	—	(3,368)
Share-based compensation	—	—	—	7,349	—	—	—	7,349
Dividends	—	—	—	(453,562)	—	—	—	(453,562)
Disposal of CAH and WHT (note 4)	—	—	—	—	—	—	(304,370)	(304,370)
Others	—	—	—	—	—	428	(408)	20

Balance as of December 31, 2014	134,836,300	105	(5)	2,074,125	(18,651)	(258,025)	2,509	1,800,058

Balance as of January 1, 2015	134,836,300	105	(5)	2,074,125	(18,651)	(258,025)	2,509	1,800,058
Net loss	—	—	—	—	—	(78,304)	(975)	(79,279)
Other comprehensive loss	—	—	—	—	(27,923)	—	—	(27,923)
Share-based compensation	—	—	—	8,084	—	—	—	8,084
Dividends	—	—	—	(288,157)	—	—	—	(288,157)
Share repurchase	(1,842,099)	—	(1)	(19,722)	—	—	—	(19,723)
Contribution from non-controlling interest (note1)	—	—	—	—	—	—	40,728	40,728

Balance as of December 31, 2015	132,994,201	105	(6)	1,774,330	(46,574)	(336,329)	42,262	1,433,788

Balance as of January 1, 2016	132,994,201	105	(6)	1,774,330	(46,574)	(336,329)	42,262	1,433,788
Net loss	—	—	—	—	—	(261,867)	(3,217)	(265,084)
Other comprehensive loss	—	—	—	—	(41,394)	—	(3,523)	(44,917)
Share-based compensation	—	—	—	8,400	—	—	—	8,400
Share repurchase	(2,902,224)	—	(2)	(30,400)	—	—	—	(30,402)
Changes in ownership of MHM (note 1)	—	—	—	99,915	—	—	30,070	129,985

Balance as of December 31, 2016	130,091,977	105	(8)	1,852,245	(87,968)	(598,196)	65,592	1,231,770

Balance as of December 31, 2016 (US$)	130,091,977	15	(1)	266,779	(12,670)	(86,158)	9,446	177,411

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

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, and the provision of management services to hospitals. Starting April 2015, the Group is also engaged in hospital operations as a result of the acquisition of Concord Healthcare Singapore Pte. Ltd. (note 4).

The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2016 are as follows:

Company	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
Our Medical Services Limited (“OMS”)	August 22, 1996	BVI	100%	Investment holding
Medstar Oversea Ltd. (“Medstar Overseas”)	September 22, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	100%	Investment holding
Cyber Medical Networks Limited (“Cyber”)	May 26, 2006	Hong Kong	100%	Investment holding
China Medical Services (Holdings) Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology and Services Co., Ltd. (“AMT”)	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Leasing Co., Ltd. (“MSC”)	March 21, 2003	PRC	99%	Leasing of medical equipment and provision of management services
Beijing MeizhongJiahe Hospital Management Co., Ltd. (“MHM”)	July 23, 2008	PRC	85.34%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)	July 26, 2007	PRC	100%	Provision of management services
Tianjin Concord Medical Technology Limited	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”)	August 12, 2010	PRC	100%	Leasing of medical equipment

Company	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Guangzhou Concord Medical Cancer Hospital Co., Ltd. (“GZ Proton”)	June 29, 2011	PRC	70%	Medical technology research and development, and provision of management and consulting services.
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)**	June 03, 2013	Hong Kong	85.34%	Investment holding
CMS Radiotherapy Holdings Limited (“CMS (USA)”)	August 13, 2013	United States of America	100%	Investment holding
Shenzhen Concord Medical Investment Limited (“SZ CMS”)	January 10, 2014	PRC	100%	Investment holding
Shanghai Concord Oncology Hospital Limited (“SHC”)**	March 17, 2014	PRC	90%	Group’s medical treatment and service business
Global Medical Imaging (HongKong) Limited. (“GMI”)	May 26, 2014	Hong Kong	100%	Investment holding
Allcure Medical Holdings Limited (“Allcure BVI”)	July 29, 2014	BVI	100%	Investment holding
Datong MeizhongJiahe Cancer Center (“DTMZ”)	October 23, 2014	PRC	100%	Group’s medical treatment and service business
Concord Healthcare Singapore Pte. Ltd. (“CHS”)	April1, 2015	Singapore	100%	Group’s medical treatment and service business
Wuxi Concord Medical Development Ltd.("Wuxi Concord”)	December 29, 2015	PRC	100%	Group’s medical treatment and service business
Beijing Allcure Medical Technology Ltd.	February 5, 2015	PRC	100%	Group’s medical treatment and service business
Concord Hospital Management Group Ltd.	July 7, 2015	Hong Kong	100%	Group’s medical treatment and service business
Beijing Concord Medical Technology Ltd.	January 4, 2016	PRC	100%	Provision of management services
Beijing Century Friendship Science & Technology Development Co., Ltd. ("Beijing Century Friendship")	January 27, 2016	PRC	100%	Group's medical treatment and service business
Beijing Proton Therapy Center (“BPMC” )	January 27, 2016	PRC	80%	Group’s medical treatment and service business
Taizhou Concord Leasing Ltd.	April 20, 2016	PRC	100%	Group’s medical treatment and service business

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

*On August 27, 2015, the Group changed the name of CMS Hospital Management Co., Ltd. (“CHM”) to Beijing MeizhongJiahe Hospital Management Co., Ltd. (“MHM”), providing management service to the Group’s existing network.

On September 29, 2016, MHM completed its first round private offering of 926,000 ordinary shares to five institutional investors with a consideration of RMB41,670 (US$6,002), among which one investor thereafter transferred all the shares acquired back to the Group in the secondary market. In November 2016, the Group sold 1,483,000 ordinary shares to and bought 10,000 ordinary shares from other existing shareholders in the secondary market. On December 30, 2016, MHM completed its second round private offering of additional 6,666,666 ordinary shares to two new institutional investors with a consideration of RMB100,000 (US$14,403). After the completion of all transactions mentioned above, the Group ultimately holds 85.34% equity interest in MHM.

**On September 9, 2015, CCM (HK) issued (i) 61,302,441 shares to Gopher CCM limited (“Gopher”), an entity controlled by a director of the Company, for a consideration of US$7,859 and (ii) 366,685,949 shares to Ascendium for a consideration of US$47,011, among which US$40,728 has been injected in 2015.  As a result, Gopher holds 14.29% equity interest of CCM (HK) and through which, Gopher indirectly holds 10% of SHC, which is 70% owned by CCM (HK) and Ascendium holds 85.71% equity interest of CCM (HK).

On December 29, 2015, the Group set up Wuxi Concord Medical Development Ltd. for the purpose to develop Group’s medical treatment and service business.

On January 4, 2016, the Group set up Beijing Concord Medical Technology Ltd. for the purpose to provide management services.

On January 27, 2016 the Group acquired 100% equity interest in Beijing Century Friendship and additional 55% equity interest in BPMC and ultimately hold 80% equity interest in BPMC.

On March 30 and April 20, 2016, the Group set up Beijing Proton Therapy Center, Shanghai Taifeng Medical Technology Ltd and Taizhou Concord Leasing Ltd. for the purpose to develop Group’s medical treatment and service business.

On September 26, 2016, MSC introduced a new shareholder Shanghai Huifu Technology Development Co., Ltd. (“Shanghai Huifu”). After this process, the equity interest in MSC owned by the Group changed from 100% to 99%.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Reclassification

Prior year amounts were reclassified to conform with current year presentation, which was mainly due to the adoption of ASU 2015-03, Interest — Imputation of Interest (Subtopic 835-30), to present debt issuance costs as a direct deduction from the carrying amount of the debt liabilities on a retrospective basis.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, allowance for doubtful accounts, impairment of long-lived assets, useful lives of property, plant and equipment and intangible assets, realization of deferred tax assets, share-based compensation expenses, unrecognized tax benefits, accrued liabilities, the valuation of the Company’s acquired equity investments and the valuation of derivative instruments. Actual results could materially differ from those estimates.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9430 to US$1.00 on December 31, 2016 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

If a transaction does not meet the definition of a business, the transaction is recorded as an asset acquisition. Accordingly, the identifiable assets acquired and liabilities assumed are measured at the fair value of the consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalised. Any contingent consideration payable that is dependent on the purchaser’s future activity is not included in the consideration paid until the activity requiring the payment is performed. Any resulting future amounts payable are recognised in profit or loss when incurred. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognised upon the acquisition of assets.

Cash

Cash includes cash on hand and cash deposits with original maturities of less than three months, which are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Group’s short-term and long-term borrowings.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2014, 2015 and 2016 amounted to nil, RMB1,376 and RMB1,956(US$282), respectively.

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

Impairment loss on long-lived assets of nil, RMB23,125 and RMB61,124 (US$8,804) was recognized for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Discontinued operations

The disposal of Chang’an Hospital (“CAH”) and Xi’an WanjieHuaxiang Medical Technology Development (“WHT”) in 2014 represents strategic shift that has a major effect on the Group’s operations and financial results, and qualify for reporting as discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income for all periods presented.

Assets held for sale

Assets (disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the long-lived asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets (disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

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

For the years ended December 31, 2014, 2015 and 2016, the revenue from lease and management services amounted to RMB511,591, RMB525,208 and RMB378,723 (US$54,547), respectively.

ii.	Management services, technical services and brand royalty fees

The Group provides stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment and stand-alone technical services to certain hospitals. Management services typically include the provision of diagnosis and treatment techniques, experts support, advertising and promotion as well as comprehensive operational management. Technical services mainly include services related to the maintenance and upgrade of leasing equipment. Brand royalty fees are mainly generated from hospitals using the brand of MHM with a fixed annual fee. The fees for management services and technical services are either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. Fixed monthly fees are recognized ratably over the service term. The consideration that is based on a revenue share arrangement is recognized when the monthly fees under the arrangement are determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term.

For the years ended December 31, 2014, 2015 and 2016, revenue from management services amounted to RMB37,713, RMB21,596 and RMB20,631 (US$2,972), respectively. For the years ended December 31, 2014, 2015 and 2016, the revenue from technical services amounted to RMB20,777 RMB21,449 and RMB17,543 (US$2,527), respectively. For the years ended December 31, 2014, 2015 and 2016, revenue from brand royalty fees amounted to nil, nil and RMB7,076 (US$1,019), respectively.

iii.	Direct financing lease income

Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2014, 2015 and 2016, the Company had financing lease income of RMB29,250, RMB23,259 and RMB14,100 (US$2,031), net of taxes, respectively.

iv.	Consumables sales

Pursuant to the application of ASC 605, the Group records revenue related to consumables sales on a net basis when consumables is delivered to the customer and the sales price is determinable. During the years ended December 31, 2014, 2015 and 2016 the Company had consumables sales of RMB7,552, RMB6,234 and RMB5,456 (US$786), respectively.

The Group is subject to sales taxes such as business tax, VAT and goods and service tax on the revenue. The Group has recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2014, 2015 and 2016 were approximately RMB24,038, RMB22,237 and RMB5,854 (US$843), respectively. In the event that revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

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

(3) Cost of consumables sales

Cost of consumables sales, recorded net against the related revenue, includes the cost of the consumables purchased and other direct costs involved in the consumables sales.

Hospital costs mainly include medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, utilities as well as other related costs incurred in the normal business of a hospital.

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2014, 2015 and 2016, the advertising expenses were RMB6,680, RMB15,205 and RMB6,635 (US$956), respectively.

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

The Group adopted ASC 740, Income Taxes (“ASC 740”),which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax positions which are included in the “accrued expenses and other liabilities” account and “accrued unrecognized tax benefits and surcharges, non-current portion” accounts are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

The Company early adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which required that all deferred tax liabilities and assets be classified as non-current in the consolidated balance sheet on January 1, 2016 on a retrospective basis.

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

Earnings (loss) per share

Earnings per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per share for continuing operations is calculated by dividing net profit from continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted earnings per share for discontinued operations is then calculated by dividing net profit from discontinued operations attributable to ordinary shareholders by the same number of potential ordinary shares determined in the earlier step. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share based awards, using the treasury stock method and the ordinary shares issuable upon the conversion of convertible debt instruments, using if-converted method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

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

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Company was RMB688 and nil as at December 31, 2015 and 2016, respectively.

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2014, the Group’s CODM evaluates segment performance based on revenues, costs and profit by the network and hospital segments. Subsequent to the disposal of CAH and WHT on December 18, 2014, the Group has only one reporting segment for network for the year ended December 31, 2014 as the results of CAH and WHT had been presented as discontinued operations in the financial statements. For the years ended December 31, 2015 and 2016, since the acquisition of CHS in April, 2015, the Group’s CODM evaluates segment performance based on revenues, costs and profit by the network and premium cancer hospital segments.

Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company plans to adopt the new standard on January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments- Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting (“ASU 2016-07”). ASU 2016-07 eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. ASU 2016-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (“ASU 2016-09”) to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows, (“ASC 230”) including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. In addition, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Company’s fiscal year beginning December 1, 2018 and subsequent interim periods. Early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Company's current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is still evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and advances made to suppliers and hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2016, substantially all of the Group’s cash, restricted cash and short-term investment were deposited in financial institutions located in the PRC, Hong Kong, United States of America and in Singapore, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 23%, 25% and 28% for the years ended December 31, 2014, 2015 and 2016, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 86%, 94% and 72% of total medical equipment purchases of the Group for the years ended December 31, 2014, 2015 and 2016, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2. The depreciation of the RMB against US$ was 2.5%, 4.4% and 7.2% during the years ended December 31, 2014, 2015 and 2016, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

In 2014, the Group decided to exercise the Put Option and to sell CAH and WHT to New Chang’an. On December 3, 2014, the Group entered into a share transfer agreement with Datang Healthcare Corporation Limited (“Datang”), a related company of New Chang’an and independent of the Group, pursuant to which, the Group sold and Datang acquired, the Group’s 52% equity interests in CAH and WHT at a consideration of RMB248,311 and RMB149,612, respectively. The disposal was completed on December 18, 2014. The Group received RMB317,470 and RMB80,453 of the consideration in December 2014 and January 2015, respectively. The Group did not retain any continuing involvement in CAH or WHT after the disposal date.

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

As a result of the disposal, the Group recognized a gain on the disposal of CAH and WHT of RMB38,487 as summarized below:

RMB
Consideration	397,923
Disposition of net assets	359,436

Gain on disposal of CAH and WHT	38,487

Reconciliation of the major line items constituting pretax profit of discontinued operations that are disclosed in the notes to financial statements to the after-tax profit of discontinued operations that are presented in the consolidated statement of comprehensive income (loss):

For the year ended December 31
2014
RMB
Major line items constituting pretax profit of discontinued operations:
Revenues	489,787
Cost of revenues	(435,785)
Selling, general and administrative expenses	(20,210)
Interest expense	(11,519)
Interest income	7,161
Other income	3,098
Pretax profit of discontinued operations	32,532

Pretax profit of discontinued operations attributable to noncontrolling interests	10,729
Pretax profit of discontinued operations attributable to ordinary shareholders	21,803
32,532

Pretax gain on the disposal of discontinued operations	38,487
Total pretax gain on discontinued operations	71,019

Income tax expense	(45,543)
Net income from discontinued operations	25,476

Net income (loss) from discontinued operations attributable to noncontrolling interests	(4,291)
Net income from discontinued operations attributable to ordinary shareholders	29,767
25,476

The following table summarizes cash flows from discontinued operations for the periods presented:

For the year ended December 31
2014
RMB
Net cash generated from operating activities	61,372
Net cash used in investing activities	(43,420)
Net cash generated from financing activities	10,627
Net increase in cash	28,579
Cash at beginning of the year	8,748
Cash at end of the year	37,327

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

RMB
Purchase consideration	253,499
Current assets	9,578
Property and equipment, net	260,321
Intangible assets	3,094
Current liabilities	(8,528)
Deferred tax assets	2,452
Deferred tax liabilities	(588)
Gain on bargain purchase	(12,830)

The Seller, an Indian listed company, intended to improve its financial gearing ratio so as to focus on India domestic market, and thus accepted a purchase price lower than the fair value of the net assets for the disposal of CHS which is an investment outside India. The Group performed a comprehensive reassessment of the procedures it used to identify and measure the assets acquired and liabilities assumed, and measure the consideration transferred to verify that all of those measurements are appropriate and reasonable. A gain on bargain purchase of RMB12,830 was recorded as “other income” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2015.

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

	Unaudited Supplemental Pro Forma
	For the year ended December 31
	2014	2015
	RMB	RMB
Net revenues	643,764	625,479
Net income	25,119	165,626

The results of operations of CHS since the acquisition date included in the consolidated statement of comprehensive income (loss) of the Company for the year ended December 31, 2015 is as follows:

For the Years Ended December 31,2015 RMB
Net revenues	18,739
Net loss	(39,628)

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

The breakdown of assets and liabilities as of July 24, 2015 (the date of disposal), are as follows:

RMB
Current assets	5,335
Property, plant and equipment, net	2,470
Current liabilities	(2,026)
Net assets disposed	5,779

The Group, with the assistance of an independent third party valuation firm, determined the fair value of the 20% equity interest of Allcure Information based on a discounted cash flow model. The 20% equity interest in Allcure Information is accounted for as a cost method investment of the Group (note 15). As a result of the disposal of JWYK, the Group recognized a gain of RMB16,381 as “other income” as summarized below:

RMB
Consideration (20% of Allcure Information)	22,160
Disposition of net assets	5,779
Gain on disposal of JWYK	16,381

For the year ended December 31, 2016

Acquisition of Beijing Century Friendship and BPMC

On December 18, 2007, the Group entered into a framework agreement with Chang'an Information Industry (Group) Co., Ltd. (“Chang’an Information”) and China-Japan Friendship Hospital to set up Beijing Proton Medical Center Co., Ltd. (“BPMC”), a proton treatment center in Beijing. Pursuant to the framework agreement, the Group paid a deposit of RMB29,600 to Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), an entity set up by Chang'an Information, to be used for the construction of the proton treatment center. BPMC was legally set up on July 6, 2012. On May 24, 2015, the Group entered into a transfer agreement with Chang’an Information to acquire 100% equity interest of Beijing Century Friendship at a cash consideration of RMB70,000. The closing of the acquisition of Beijing Century Friendship is subject to the condition that Beijing Century Friendship obtains 55% interest of BPMC. The Group fully paid the consideration of RMB70,000 and paid an additional RMB1,000 for the future operations of BPMC as of December 31, 2015. However, as Beijing Century Friendship did not obtain 55% equity interest in BPMC until January 27, 2016, the deposit of RMB70,000 paid by the Group was recorded as “deposit for non-current assets” in the consolidated balance sheets as of December 31, 2015.

The acquisition was completed on January 27, 2016 when Beijing Century Friendship obtained 55% equity interest in BPMC, at a total consideration of RMB100,600. Upon the completion, the Group holds 100% equity interests of Beijing Century Friendship and indirectly holds 80% equity interest of BPMC. The transaction did not meet the definition of a business acquisition and was accounted for as an asset acquisition under ASC 805. The purpose of the acquisition is to obtain the license to operate the proton treatment center from the Ministry of Health of China upon the completion of construction of the proton treatment center in BPMC. The major asset acquired was the prepayment for operating license of RMB99,851 (US$14,382) with other insignificant financial assets acquired and financial liabilities assumed.

5.	RESTRICTED CASH

Restricted cash represented bank deposits that are pledged as collateral for the Group’s borrowing arrangements. Restricted cash amounted to RMB555,035 and RMB568,494 (US$81,880) as of December 31, 2015 and 2016, respectively, was recorded under current and non-current assets based on the classification of the underlying bank borrowings (note 18).

6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Accounts receivable	220,035	189,646	27,314
Allowance for doubtful accounts	(1,781)	(57)	(8)
Accounts receivable, net	218,254	189,589	27,306

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
The movement in the allowance for doubtful accounts were as follows:
Balance at the beginning of the year	3,091	2,281	1,781	257
Acquisition of CHS	—	167	—	—
Provisions for the year	700	2,925	1,066	154
Reversal of provisions from prior periods due to subsequent cash collection during the year	(1,510)	(749)	—	—
Amounts written off during the year	—	(2,843)	(2,790)	(403)
Balance at the end of the year	2,281	1,781	57	8

Provisions for allowance for doubtful accounts are recorded in “general and administrative expense” in the consolidated statements of comprehensive income (loss).

Accounts receivable with carrying value of RMB51,304 and RMB34,850 (US$5,019) were pledged as collateral for bank borrowings of RMB98,980 and RMB45,400 (US$6,539) as at December 31, 2015 and 2016, respectively (note 18).

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31
	Notes	2015	2016	2016
		RMB	RMB	US$
Prepayments for management fee	i)	—	53,141	7,654
Due from suppliers	ii)	18,400	11,148	1,606
Due from hospitals	iii)	2,919	21,274	3,064
Other receivables	iv)	3,173	43,503	6,266
Advances to employees	v)	7,415	6,354	915
Receivable from disposal of PPE		9,300	12,668	1,825
Deferred expenses		5,795	1,637	236
Interest receivable		22,247	9,571	1,379
Dividend receivable		—	766	110
Others		13,052	6,548	942
		82,301	166,610	23,997

Reserve for unrecoverable deposits		(4,798)	(4,798)	(691)

		77,503	161,812	23,306

Movement in reserve for unrecoverable deposits is as follows:

	As at December 31
	2015	2016	2016
	RMB	RMB	US$
Balance at the beginning of the year	1,522	4,798	691
Provisions for the year	4,290	—	—
Amounts written off during the year	(1,014)	—	—
Balance at the end of the year	4,798	4,798	691

Provisions are recorded in “general and administrative expenses” in the consolidated statements of comprehensive income (loss).

i)	In November 2016, the Group entered into a framework agreement with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish onshore and offshore funds for the purpose of acquiring several hospital businesses of the Company, including 100% shares of CHS through China Medstar, 70% shares of GZ Proton through CMSHK and 59.51% shares of PTC Houston Management (“PTC”) through US Proton (BVI), collectively the “CCM Hospital Business”. ZR Guofu will provide management and consultation services on the funds and the Group will continue to manage the CCM Hospital Businesses. ZR Guofu subscribes Class A shares of the offshore fund with a consideration of RMB521,396, while the Group subscribes Class B shares of the offshore fund using 1) creditor’s rights of RMB166,299 due from CCM Hospital Business and 2) RMB7,500 cash as consideration. As of December 31, 2016, the Group and ZR Guofu had injected RMB7,500 and RMB521,396, respectively, into the offshore fund which was then granted as loans to the CCM Hospital Business.

In addition, the Group and ZR Guofu will establish an onshore fund, namely Guofu Huimei Investment Management Limited Partnership (“Guofu Huimei”), of an investment amount of RMB1,003,000. General partners of the onshore fund are MSC and ZR Guofu. As of December 31, 2016, the Group has injected RMB174,000 (US$25,061) into the onshore fund. Further pursuant to the agreement, the onshore fund will acquire the offshore fund through the arrangement of overseas loan under domestic guarantee and establishment of overseas entity.

As of December 31, 2016, the above steps were still in process and the transaction was not considered to be completed. As a result, the cash injected by the Group to the offshore and onshore funds amounted to RMB181,500 (US$26,141) was recorded as “prepayment for long-term investments” under non-current assets and the loans received by the CCM Hospital Business amounted to RMB528,896 (US$76,177) was recorded as “advances from long-term investment” under non-current liabilities. In addition, the Group has prepaid RMB53,141 (US$7,654) to ZR Guofu for the management and consultation services as of December 31, 2016 which was recorded in “prepayments and other current assets”.

ii)	Amounts due from suppliers represent prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve amounting to RMB4,798 and RMB4,798 (US$691) on amounts due from suppliers as at December 31, 2015 and 2016, respectively.

iii)	Amounts due from hospitals represent interest-free advances to hospitals and the compensation to be received from hospitals for early termination. The Group has assessed the impact of such advances on revenue recognition at the outset of the arrangement and has concluded that they do not affect revenue recognition. The risk of loss arising from any failure of hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management.

iv)	The other receivables represented the loans to others parties, including loans to related parties such as the Xi’an Jiangyuan Andike Ltd. (“JYADK”) and JWYK of RMB13,658 (US$1,967). Besides, the loan to JYADK contributed to interest receivable of RMB370 (US$53) (note 25).

v)	The advances to employees represent interest-free advance held by the Company’s employees to cover expenses of hospital customers. The risk of loss is assessed prior to making the advances and is monitored on a regular basis by management. Historically, the Group has not experienced any loss of such advances.

8.	INVENTORIES

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Medicine	308	1,101	159
Medical equipment	2,409	47	7
Low-value consumables	1,180	4,775	687
	3,897	5,923	853

9.	Assets held-for-sale

During the year ended December 31, 2016, the company received termination notices from several hospitals to early terminate the equipment leasing arrangements with the Group.  Pursuant to the coorperation agreements, the hospitals should acquire the medical equipment from the Group upon early termination.  Property, plant and equipment, with carrying amounts of RMB70,073 (US$10,092) were classified as assets held-for-sale on the consolidated balance sheet as of December 31, 2016, which are expected to be disposed within one year.

10	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Buildings	230,482	227,196	32,723
Medical equipment	1,095,973	899,281	129,523
Electronic and office equipment	10,679	15,804	2,276
Motor vehicles	2,171	2,621	378
Leasehold improvement and building improvements	3,741	7,277	1,048
Construction in progress	93,034	122,635	17,663
Total	1,436,080	1,274,814	183,611
Less: accumulated depreciation	(494,140)	(432,884)	(62,348)
	941,940	841,930	121,263
Impairment charges	(23,125)	(66,592)	(9,591)
	918,815	775,338	111,672

Depreciation expenses were RMB175,008, RMB138,075 and RMB117,051 (US$16,859) for the years ended December 31, 2014, 2015 and 2016, respectively. Impairment loss of nil, RMB23,125 and RMB47,827 (US$6,889) were recognized for the years ended December 31, 2014, 2015 and 2016, respectively. Impairment charges mainly include impairment provided for medical equipment in several low performance centers as well as idle assets.

For the years ended December 31, 2014, 2015 and 2016, nil, nil and RMB4,360 (US$628) impairment was written off upon the disposal of medical equipment.

As at December 31, 2015 and 2016, certain of the Group’s property, plant and equipment with a total net book value of RMB138,321 and RMB111,728 (US$16,092) were pledged as collaterals for bank borrowings of RMB118,355 and RMB78,445 (US$11,298), respectively (note 18).

As at December 31, 2015 and 2016, the Group held equipment under operating lease contracts with customers with an original cost of RMB1,029,794 and RMB812,207 (US$116,982) and accumulated depreciation of RMB432,874 and RMB354,207 (US$51,016), respectively.

11.	PREPAID LAND LEASE PAYMENTS

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Prepaid land lease payments	432,218	445,444	64,157
Less: accumulated amortization	(2,439)	(3,634)	(523)
Net carrying value	429,779	441,810	63,634

The additions of prepaid land lease payments in 2016 represented the prepayment of a land use right for Wuxi Concord of RMB13,226 (US$1,905). The land use right certificate was obtained in August 2016. Amortization expenses for the years ended December 31, 2014, 2015 and 2016 were RMB3,610 (of which RMB2,532 was recorded in discontinued operations), RMB1,090 and RMB1,195 (US$172), respectively.

The land use right certificate for SHC has not been obtained as of December 31, 2016 and is not ready to use. No amortization was recorded in 2016 in relation to this particular land use right for SHC.

The estimated annual amortization expenses (excluding the land use right for SHC) for the prepaid land leases for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2017	2,144	309
2018	2,144	309
2019	2,144	309
2020	2,144	309
2021	2,144	309

12.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Others	Total
	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2015	56,109	2,684	2,450	61,243
Acquisition of CHS	—	—	3,074	3,074
Disposal of centers	(1,688)	—	—	(1,688)
Amortization expenses	(14,937)	(1,002)	(3,237)	(19,176)
Intangible assets, net at December 31, 2015	39,484	1,682	2,287	43,453
Addition of software	—	—	960	960
Disposal of centers	(6,655)	—	—	(6,655)
Amortization expenses	(9,191)	(424)	(1,145)	(10,760)
Impairment	(9,353)	(457)	—	(9,810)
Intangible assets, net at December 31, 2016	14,285	801	2,102	17,188
Intangible assets, net at December 31, 2016, in US$	$2,057	$115	$304	$2,476

At December 31, 2016
Intangible assets, cost	116,125	15,078	5,860	137,063
Less: accumulated amortization	(92,487)	(13,820)	(3,758)	(110,065)
Less: impairment	(9,353)	(457)	—	(9,810)
Intangible assets, net at December 31, 2016	14,285	801	2,102	17,188

i)	Amortization expenses for intangibles were RMB23,061, RMB19,176 and RMB10,760 (US$1,550) for the years ended December 31, 2014, 2015 and 2016, respectively. Impairment loss on intangible assets was nil, nil and RMB9,810 (US$1,413) for the years end December 31, 2014, 2015 and 2016, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2017	7,526	1,084
2018	4,877	702
2019	3,460	498
2020	1,136	164
2021	1,136	164

13.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment *	177,010	196,731	28,335
Prepayment for investment (note 4)	100,600	—	—
Deposit for operating license in BPMC	—	102,876	14,817
	277,610	299,607	43,152
Reserve for unrecoverable deposits	(26,552)	(30,860)	(4,444)
	251,058	268,747	38,708

*	The amount represents interest-free non-refundable partial payments to suppliers of medical equipment to be delivered to Group’s customers. The remaining contractual obligations associated with these purchase contracts are approximately RMB119,787 and RMB81,664 (US$11,762) as at December 31, 2015 and 2016 respectively, which are included in the amount disclosed as purchase commitments in note 27.

14.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have terms ranging generally from three to ten years. Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Total minimum lease payments to be received	233,820	94,341	13,587
Initial direct cost	3,963	3,963	571
	237,783	98,304	14,158
Unearned income	(27,878)	(12,054)	(1,736)
Net investment in direct finance leases	209,905	86,250	12,422
Current	100,988	59,060	8,506
Non-current	108,917	27,190	3,916
Total	209,905	86,250	12,422

Net investment in financing leases with carrying value of RMB143,440 and RMB75,506 (US$10,875) were pledged as collaterals for bank borrowings of RMB94,248 and RMB47,931 (US$6,904) as of December 31, 2015 and 2016, respectively (note 18).

Under the sales and leaseback arrangements, the net investment in direct financing lease due from Beijing Nai’ensi Technology Limited (“Nai’ensi”), a related party of the Group (note 25), was RMB27,072 and nil as of December 31, 2015 and 2016 respectively. The Group collected RMB9,000 on April 27, 2016 and provided full amount allowance for the remaining balance of RMB18,072 (US$2,603) in 2016.

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$
2017	63,094	9,087
2018	12,285	1,770
2019	7,409	1,067
2020	3,675	529
2021	3,457	498
above 5 years	8,384	1,207

15.	EQUITY METHOD INVESTMENTS

As of December 31, 2016, the Group had the following equity method investments:

		Equity interest owned by the Group As of December 31,
	Notes	2015	2016
JYADK		33%	33%
BPMC		25%	—
PTC – Houston Management, LP (“PTC”)	i)	59.51%	59.51%
Suzhou Chorus Medical Technologies Co., Ltd. (“Suzhou Chorus’)	ii)	36%	36%
Global Oncology One, Inc. (“Global Oncology”)	ii)	46.9%	46.9%

i)	On December 28, 2012, the Group acquired 44.55% limited partner interests of PTC, a limited partnership in Texas, U.S.A., and 45% legal interest of PTC GP Management LLC, a limited liability company registered in Texas, U.S.A and the sole general partner of PTC with 1% interest of PTC, with a consideration of RMB201,176 in cash. On July 31, 2015, the Group acquired additional 14.34% limited partner interests of PTC and additional 17.07% legal interest of PTC GP Management LLC, with a consideration of RMB30,063 in cash. After the additional investments, the Group owned 59.51% interests of PTC which ultimately holds 45.41% legal ownership interests of the University of Texas MD Anderson Cancer Center Proton Therapy Center (“MDA Proton”), a proton treatment center in Texas, U.S.A.

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

According to the partnership agreements, the Group has significant influence over PTC which can demonstrate control over MDA Proton by acting as the sole general partner. The Group accounts for its investment in PTC, and ultimately MDA Proton, under the equity method of accounting. The Group’s share of the net profit or loss of PTC, after accounting for the effect of the difference between the cost basis of the equity method investment and the underlying assets of the investee, was a profit of RMB13,911, a loss of RMB5,572 and a loss of RMB127 (US$18) for the years ended December 31, 2014, 2015 and 2016, respectively. Total cash distribution received by the Group from PTC was RMB18,812, RMB24,316 and RMB9,357 (US$1,348) for the years ended December 31, 2014, 2015 and 2016, respectively.

The differences between the carrying value of the investment in PTC and the underlying equity in the net assets of PTC was RMB107,139 and RMB34,206 on December 28, 2012 and July 31, 2015, respectively, which were mainly arisen from the identified intangibles in the purchase price allocation and are amortized in the remaining useful life.

The amount of the Group’s underlying equity in the net assets of PTC was RMB73,570 and RMB19,658 on December 28, 2012 and July 31, 2015, respectively.

ii)	In 2015, the Group entered into two share transfer agreements with JWYK, which was controlled by one of the Group's directors. Pursuant to the agreements, JWYK would acquired 36% equity interest in Suzhou Chorus and 100% interest in China Medstar, an oversea subsidiary of the Company who holds 46.9% equity interest in Global Oncology from the Group, at a consideration of RMB4,320 (US$622) and RMB8,679 (US$1,250) respectively. On April 25, 2016 and November 10, 2016, the Group received full payments from JWYK. As of December 31, 2016, the changes in registration of shareholders have not been completed and the consideration received was recorded in accrued expenses and other liabilities on the consolidated balance sheets (note 19).

16.	COST METHOD INVESTMENTS

As of December 31, 2016, the Group had the following cost method investments:

		Equity interest owned by the Group As of December 31,
	Note	2015	2016
Allcure Information	i)	20%	20%

i)	20% equity interest of Allcure Information with a carrying amount of RMB22,160 was obtained through the disposal of JWYK in 2015 (note 4). There was no impairment indicator for the cost method investment as of December 31, 2016.

17.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Deferred costs	4,484	1,120	161
Deposits – long-term*	27,645	23,238	3,348
Others**	23,666	15,368	2,213

	55,795	39,726	5,722

*	On June 21, 2011, the Group provided interest-free financing amounting to RMB23,608 to Changhai Hospital, a third party, for the purchase of a robotic radiosurgery system. As at December 31, 2016, the outstanding balance was RMB14,078 (US$2,028), of which RMB12,803 (US$1,844) will be collected from 2018 to 2027 in 10 installments and thus classified as non-current. The balance also included deposit refundable each year for the secured borrowings amounting to RMB9,339 (US$1,345) (note 20).

**	For the years ended December 31, 2015 and 2016, nil and RMB3,487 (US$502) impairment was provided for the balance.

18.	BANK AND OTHER BORROWINGS

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Total bank and other borrowings	1,189,046	860,675	123,962
Comprised of:
Short-term	565,994	562,372	80,998
Long-term, current portion	350,786	82,632	11,901
	916,780	645,004	92,899
Long-term, non-current portion	272,266	215,671	31,063
	1,189,046	860,675	123,962

All bank and other borrowings at December 31, 2015 and 2016 were obtained from financial institutions. Certain bank borrowings are secured by equipment with a net carrying value of RMB138,321 and RMB111,728 (US$16,092), accounts receivable with a carrying value of RMB51,304 and RMB34,850 (US$5,019), net investment in financing leases with carrying value of RMB143,440 and RMB75,506 (US$10,875), and restricted cash of RMB555,035 and RMB568,494 (US$81,880), as of December 31, 2015 and 2016, respectively.

As at December 31, 2015 and 2016, the short-term bank and other borrowing bore a weighted average interest of 1.71% and 2.72% per annum, and the long-term bank and other borrowings bore a weighted average interest of 5.27% and 7.44% per annum, respectively. As at December 31, 2016, bank and other borrowings amounting to RMB583,538 (US$84,047) (2015: RMB939,508) and RMB277,136 (US$39,916) (2015: RMB250,468) were denominated in US$ and RMB, respectively.

As of December 31, 2016, the maturity profile of these long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	82,632	11,901
Between one and two years	211,546	30,469
Between two and three years	4,125	594
	298,303	42,964

As of December 31, 2016, the Company had unutilized short-term bank credit lines totaling RMB1,529,065 (US$220,231).

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

On October 12, 2015, the Group entered into a repayment agreement with IFC pursuant to which, principle of US$10,000 will be repaid by December 31, 2015 and the remaining US$10,000 will be repaid on February 29, 2016 and May 31, 2016 in two equal installments. The amendment on repayment term is accounted for under extinguishment accounting. In accordance with ASC 470, Debt, for the extinguishments of debt, the difference between the reacquisition price (which includes any premium) and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) should be recognized as a gain or loss when the debt is extinguished. A loss on debt extinguishment of RMB36,648 was recognized in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2015. The outstanding balance of the IFC loan amounted to RMB64,804 was reclassified to “long-term bank and other borrowings, current portion” in the consolidated balance sheet as of December 31, 2015 and was repaid in February 2016. The compound derivative liability was extinguished upon the repayment of the IFC C loan.

Other borrowings-Gopher (a related party)

In June 2015, the Group entered into a long-term loan agreement with Gopher Asset Management (“Gopher”), an entity controlled by a director of the Company (note 25), to borrow a loan of US$25,000 which matures in June 2018 at an interest rate of 9.0% per annum for its working capital. This loan is secured by the shares in a subsidiary, CCM (HK). As of December 31, 2016, the loan principal balance and accrued interest were RMB172,575 (US$24,856) and RMB5,894 (US$849), respectively.

19.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2015	2016	2016
	RMB	RMB	US$
Accrued expenses	24,808	27,268	3,927
Salaries and welfare payable	5,518	7,590	1,093
Business and other taxes payable	5,949	5,730	825
Unrecognized tax positions (note 23)	61,487	65,284	9,403
Consideration payable on behalf of a third party	—	13,182	1,899
Derivative liability*	688	—	—
Short-term secured borrowing (note 20)	83,611	79,613	11,467
MD Anderson consulting fee payable	22,672	2,794	402
Consideration advance from JWYK (note15)	—	12,999	1,872
Advance from customers	—	2,410	347
Other accruals	23,107	56,720	8,170
	227,840	273,590	39,405

*	Derivative liability represented the compound derivative bifurcated from the IFC convertible loan (note18) which was subject to fair value remeasurment for each reporting period. Gain on changes in the fair value of derivative liability of RMB2,605, RMB33,731 and RMB713 (US$103) was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016, respectively.

20.	Secured borrowing

On December 8, 2015, the Company issued RMB417,000 of secured borrowings with an annual interest rate from 5.0% to 6.0% to third party investors through an underwriter, HengTai Securities Co., Ltd. (“HengTai”). The borrowings have maturity terms ranged from one to five years and are secured by the Group’s future leasing revenue from 14 network hospitals. The Company received net proceeds of RMB404,000, which was net of the refundable security deposit of RMB13,000 paid to HengTai. The Company incurred issuance cost of RMB7,506 net off the secured borrowing and will be recognized as interest expense based on effective interest rate.

For the year ended December 31, 2016, secured borrowing of RMB86,000 (US$12,387) was repaid and security deposit of RMB3,661 (US$527) was refunded by HengTai.

RMB85,112 and RMB79,613 (US$11,467) of the secured borrowing due within one year was recorded in “accrued expenses and other liabilities” as of December 31, 2015 and 2016, respectively, and the remaining RMB331,888 and RMB248,604 (US$35,806) was recorded as “long-term secured borrowing” on the consolidated balance sheets as of December 31, 2015 and 2016, respectively.

As of December 31, 2016, the maturity profile of these secured borrowings is as follows:

	RMB	US$
Within one year	79,613	11,467
Between one and two years	85,105	12,258
Between two and three years	81,603	11,753
Between three and four years	81,896	11,795
	328,217	47,273

21.	SHAREHOLDERS’ EQUITY

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to $20,000 of its outstanding ADSs at a price not exceeding $7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively.

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

On December 11, 2015, the Board of Directors declared a special cash dividend of US$0.33 per ordinary share based on the number of ordinary shares outstanding as of September 30, 2015. The total amount of the special dividend was approximately RMB288,157(US$41,503), of which RMB285,829(US$41,168) has been paid in 2016. No special dividend was declared in 2016.

No other dividend has been declared for the years ended December 31, 2014, 2015 and 2016.

22.	RESTRICTED NET ASSETS

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB1,621,233 (US$233,506) as of December 31, 2016.

23.	TAXATION

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas; therefore only the Federal Income tax of 35% is applied as there is no income sourced from Delaware for income tax purposes. The Texas sourced pass through income from investments is taxed at the partner level. CMS (USA) is incorporated in the State of Texas, U.S.A. in 2013 and does not conduct any substantive operations of its own. The amount of profits tax made for US Proton was RMB1,246, nil and nil for the year ended December 31, 2014, 2015, and 2016.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2015 and 2016. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the years presented. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2011 to 2016 remain subject to examination by the tax authorities.

Income (loss) from continuing operations before income taxes consists of:

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Non – PRC	(17,561)	(81,559)	(141,602)	(20,395)
PRC	193,207	76,305	(62,996)	(9,073)
	175,646	(5,254)	(204,598)	(29,468)

The current and deferred components of the income tax expense from continuing operations appearing in the consolidated statements of comprehensive income (loss) are as follows:

	For the Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Current tax expense	56,526	92,693	25,617	3,690
Deferred tax expense (benefit)	24,324	(18,668)	34,869	5,022
	80,850	74,025	60,486	8,712

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Income (loss) from continuing operations before income taxes	175,646	(5,254)	(204,598)	(29,468)
Income tax computed at the tax rate of 25%	43,912	(1,314)	(51,150)	(7,367)
Effect of different tax rates in different jurisdictions	2,960	9,718	10,400	1,498
Non-deductible expenses	10,955	4,682	6,942	1,000
Non-taxable income	—	(2,580)	—	—
Interests and penalties on unrecognized tax positions	2,044	9,041	1,467	211
Changes in valuation allowance	466	11,889	73,847	10,636
Withholding tax	20,513	42,589	18,980	2,734
	80,850	74,025	60,486	8,712

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2015	2016	2016
	RMB	RMB	US$
Balance at the beginning of year	20,320	36,090	5,198
Additions based on tax positions related to the current year	11,983	9,507	1,369
Additions related to prior year tax position	5,944	2,308	332
Reversal related to prior year tax position	—	(3,743)	(539)
Reversal from prior year withholding tax	—	(4,069)	(586)
Decrease due to statute of limitation	(2,157)	(1,673)	(241)
Balance at the end of year	36,090	38,420	5,533

As of December 31, 2015 and 2016, the Group had recorded RMB61,487 and RMB65,284(US$9,403) as an accrual for unrecognized tax benefit and related interest and penalties, respectively, which is included in account of “accrued expenses and other liabilities”. As of December 31, 2015 and 2016, there were RMB18,874 and RMB21,300 (US$3,068) of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. However, an estimate of the range of the possible change cannot be made at this time.

The basis for interest and penalties are 0.05% per day and 50% respectively of the relevant income tax liabilities of the PRC subsidiaries. The Company recognized an increase amounting to RMB2,044, RMB9,041, RMB1,467(US$211) in interest and penalties during the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the Company recognized accumulated interest and penalties of RMB25,397 and RMB26,864(US$3,870) respectively.

The components of deferred taxes are as follows:

	As at December 31
	2015	2016	2016
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	39,145	69,261	9,976
Depreciation and amortization	32,164	22,673	3,266
Property, plant and equipment impairment	5,771	16,853	2,427
Deposits for non-current assets	5,548	6,400	922
Allowance for net investment in financing lease	—	4,518	651
Allowance for doubtful accounts	1,595	1,088	157
Deferred revenue	1,152	1,061	153
Long term receivables	432	1,303	188
Intangible assets	929	795	115
Accrued expenses	883	980	141
Capital allowances	437	542	78
Others	1,041	1,321	189
Total deferred tax assets	89,097	126,795	18,263
less:Valuation allowance**	(40,714)	(114,561)	(16,500)
Net deferred tax assets	48,383	12,234	1,763

Deferred tax liabilities
Withholding tax for PRC entities	(34,175)	(42,970)	(6,189)
Loss from transfer of a subsidiary	(5,632)	(5,632)	(811)
Equity investment	(6,569)	(5,159)	(743)
Property, plant and equipment	(2,303)	(2,456)	(354)
Disposal of JWYK	(3,422)	(2,282)	(329)
Deferred costs	(3,345)	(67)	(10)
Intangible assets	(8,819)	(1,768)	(255)
Revenue generated from financing lease	(2,014)	(863)	(124)
Long-term deferred assets	(1,350)	(695)	(100)

Total deferred tax liabilities	(67,629)	(61,892)	(8,915)

Deferred tax assets, net***	31,516	—	—

Deferred tax liabilities, net***	(50,762)	(49,658)	(7,152)

*	As of December 31, 2016, the Company had net operating losses from several of its PRC and oversea entities of RMB238,670(US$34,376), which can be carried forward to offset future taxable profit. The net operating loss carry forwards as of December 31, 2016 will expire in years 2017 to 2021 if not utilized.

**	The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

***	As at December 31, 2015 and 2016, deferred tax assets of approximately RMB16,867 and RMB12,234 (US$1,763) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

The movement of valuation allowance is as follows:

	2015	2016	2016
	RMB	RMB	US$
Balance at the beginning of year	(6,534)	(40,714)	(5,864)
Acquisition of CHS	(22,291)	-	-
Change in valuation allowance during the current year	(11,889)	(73,847)	(10,636)
Balance at the end of year	(40,714)	(114,561)	(16,500)

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax.

Under the Corporate Income Tax (“CIT”) Law and its implementation rules, a withholding tax of 10%, unless reduced by a double tax treaty or arrangement, is applied on dividends distributed to non-PRC-resident corporate investors from PRC-resident enterprises. The Company’s total distributable earnings from PRC entities are RMB492,920(US$70,995) as of December 31, 2016, among which RMB63,208(US$9,104) pre-2008 earnings are not subject to withholding tax under prevailing tax law. Related withholding tax of RMB42,970(US$6,189) was quantified and accrued as of December 31, 2016.

Value-added taxes

Due to the overall VAT reform since May 1, 2016. Generally revenue earned from the provision of leasing and technical services is subject to 5% business tax for contracts prior to 2012 till April 30, 2016, and starting from May 1, 2016, such income derived from the contracts signed prior to 2012 could adopt the simple tax calculation method as be subject to 3% VAT levy rate. Generally revenue earned from the provision of leasing and technical services is subject to 17% value added tax (“VAT”) for leasing and 6% for technical service for contracts signed after 2012 in the PRC.According to Guoshuihan [1999] No. 3402 issued by State Administration of Tax (the “SAT”), the revenue generated from certain qualified profit sharing cooperation arrangements, which is treated as investment income under existing PRC tax regulation is not subject to business taxes. Based on the above, management believes that it is not probable the SAT will challenge this subsidiary’s position that it’s not subject to business tax for those profit sharing cooperation arrangements.

24.	SHARE-BASED AWARDS

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

The following table summarizes employee share options activities for the year ended December 31 2016:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant-date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2016	7,949,358	US$	2.90	US$	0.71	5.45	—
Granted	—		—		—	—	—
Exercised	—		—		—	—	—
Forfeited	(490,312)	US$	1.68	US$	0.65	1.13	—
Outstanding, December 31, 2016	7,459,046	US$	2.98	US$	0.72	5.74	—
Expected to vest, December 31, 2016	6,363,349	US$	2.97	US$	0.72	5.74	—
Exercisable at December 31, 2016	7,289,729	US$	3.01	US$	0.72	5.84	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2014, 2015 and 2016.

As of December 31, 2016, unrecognized share-based compensation cost related to share options was RMB5,034 (US$725) which was expected to be recognized over a weighted-average vesting period of years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

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

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted shares activity for the year ended December 31, 2016 was as follows:

	Numbers of shares	Weighted average grant date fair value
	RMB	US$
Outstanding, January 1, 2016	1,416,336	1.96
Forfeited	(145,251)	1.93
Outstanding, December 31, 2016	1,271,085	1.97
Expected to vest, December 31, 2016	1,271,085	1.97

As of December 31, 2016, unrecognized share-based compensation cost related to restricted shares was RMB5,199 (US$749) which was expected to be recognized over a weighted-average vesting period of years.

The share-based compensation expense of the share-based awards granted to employees for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
General and administrative expenses	6,605	7,304	7,573	1,091
Selling expenses	744	780	827	119
	7,349	8,084	8,400	1,210

25.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group (note 14)
JWYK	An entity controlled by a director of the Company
Tianjin Jiatai Management Partnership (“Tianjin Jiatai”)	Entity investee of the Group
Gopher	An entity controlled by a director of the Company
Nai’ensi	An entity controlled by a director of the Company
Xi’an New Chang’an Medical Investment Co., Ltd. (“New Chang’an”)	Non-controlling shareholder of CAH prior to the disposal (note 4)
Shaanxi Juntai Real Estate Co., Ltd. (“Shaanxi Juntai”)	Entity indirectly controlled by New Chang’an

b)	The Group had the following related party transactions for the years ended December 31, 2014, 2015 and 2016.

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Transactions as part of discontinued operations:

Provision of medical services:
Shaanxi Juntai	984	—	—	—
Interest income:
New Chang’an	6,755	—	—	—
Purchase of medical supplies:
JYADK	484	—	—	—

Transactions as part of continuing operations:

Provision of consultation service:
JWYK	—	113	70	10
Loan from:
Gopher (note 18)	—	161,945	172,575	24,856
Loan to:
JWYK	—	—	9,000	1,296
JYADK	—	3,173	1,485	214
Interest expense:
Gopher	—	(6,705)	(15,073)	(2,171)
Interest income:
JYADK	—	148	370	53
Brand royalty fee and management service:
Tianjin Jiatai	—	—	7,988	1,151
Finance lease income:
Nai'ensi	1,194	252	—	—

c)	The balances between the Company and its related parties as of December 31, 2015 and 2016 are listed below.

	As at December 31	As at December 31
	2015	2016	2016
	RMB	RMB	US$
Due from related parties, current:
JYADK	3,321	5,028	724
Tianjin Jiatai	—	8,468	1,220
JWYK	—	9,000	1,296
Due from related parties, non-current:
Nai'ensi	27,072	—	—

Due to related parties, current
Gopher (note 18)	4,508	5,894	849
Due to related parties, non-current
Gopher (note 18)	161,945	172,575	24,856

26.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB12,789 and RMB12,677 and RMB13,078 (US$1,884) for the years ended December 31, 2014, 2015 and 2016, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income (loss) as incurred. The total amounts for such employee benefits were approximately RMB nil, RMB181 and RMB265 (US$38) for the years ended December 31, 2014, 2015 and 2016, respectively.

27.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2016:

	RMB	US$
2017	15,028	2,164
2018	10,343	1,490
2019	4,148	597
2020	4,100	591
2021	4,100	591
Thereafter	53,501	7,707
	91,220	13,140

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2014, 2015 and 2016, total rental expenses for all operating leases amounted to RMB13,764, RMB15,805 and RMB 17,765 (US$2,559), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB81,664 (US$11,762) at December 31, 2016, which are scheduled to be paid within one year.

Income taxes

As of December 31, 2016, the Group has recognized approximately RMB65,284 (US$9,403) as an accrual for unrecognized tax positions (note 19). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

28.	SEGMENT REPORTING

For the year ended December 31, 2014, the Group’s CODM evaluates segment performance based on revenues, cost and profit by the network and hospital segments. Subsequent to the disposal of CAH and WHT on December 18, 2014, the Group was only engaged in network business. The results of the operations of CAH and WHT were presented as discontinued operations in the consolidated financial statements for the year ended December 31, 2014. For the years ended December 31, 2015 and 2016, the Group had two operating segments, including network and premium cancer hospital, as a result of the acquisition of CHS in April 2015. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit by the network and premium cancer hospital segment. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2014, 2015, and 2016 is as follows:

	For the year ended December 31, 2016
	Network	Premium cancer Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	443,601	11,441	455,042	65,540
Cost of sales	(247,510)	(39,033)	(286,543)	(41,271)
Gross profit (loss)	196,091	(27,592)	168,499	24,269

	For the year ended December 31, 2015
	Network	Premium cancer Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	597,746	18,739	616,485
Cost of sales	(321,285)	(32,051)	(353,336)
Gross profit (loss)	276,461	(13,312)	263,149

	For the year ended December 31, 2014
	Network	Hospital	Total

Revenues from external customers	606,883	—	606,883
Cost of sales	(274,562)	—	(274,562)
Gross profit (loss)	332,321	—	332,321

Segment Assets

	As at December 31
	2015	2016	2016
	RMB	RMB	US$
Segment assets
Network	2,742,272	2,227,718	320,858
Premium cancer hospital	851,319	1,000,885	144,157
Total segment assets	3,593,591	3,228,603	465,015

Major Customers

No single customer represented 10% or more of total net revenue for the years ended December 31, 2014, 2015 and 2016.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Revenues from the PRC	606,883	597,746	443,601	63,892
Revenues from Singapore	—	18,739	11,441	1,648
Total revenues	606,883	616,485	455,042	65,540

Total long-lived assets excluding financial instruments, intangible assets and deferred tax assets by country were as follows:

	As at December 31
	2015	2016	2016
	RMB	RMB	US$
The PRC	666,852	493,794	71,121
Singapore	251,963	281,544	40,551
Total long-lived assets	918,815	775,338	111,672

29.	EARNINGS (LOSS) PER SHARE

Basic and diluted income per share for each of the periods presented is calculated as follows:

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share)
Numerator:
Net income (loss) from continuing operations	94,942	(78,304)	(261,867)	(37,717)
Net income from discontinued operations	29,767	—	—	—
Net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share—basic and diluted	124,709	(78,304)	(261,867)	(37,717)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	134,836,300	134,546,772	130,631,867	130,631,867
Weighted average number of ordinary shares outstanding used in calculating diluted income per share	135,180,642	134,546,772	130,631,867	130,631,867
Earnings (loss) per share – basic
From continuing operations	0.70	(0.58)	(2.00)	(0.29)
From discontinued operations	0.22	—	—	—
	0.92	(0.58)	(2.00)	(0.29)
Earnings (loss) per share – diluted
From continuing operations	0.70	(0.58)	(2.00)	(0.29)
From discontinued operations	0.22	—	—	—
	0.92	(0.58)	(2.00)	(0.29)

The effects of share options have been excluded from the computation of diluted income per share for the years ended December 31, 2014, 2015 and 2016 as their effects would be anti-dilutive.

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

In accordance with ASC 820, the Group measured the derivative liability in connection with the IFC convertible loan at fair value as of December 31, 2015, on a recurring basis using a valuation model with significant inputs that are directly or indirectly observable in the marketplace (Level 2). The convertible IFC loan was settled in February 2016. The Company had no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2015 and 2016.

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the year ended December 31, 2016.

	Fair Value Measurement at the End of the Reporting Period Using
	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significance Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Description
Nonrecurring fair value measurements:
Long-lived assets held and used	21,286	—	—	21,286	(35,288)

In accordance with ASC 360, long-lived assets held and used with a carrying amount of RMB 56,574 (US$8,149) were written down to their fair value of RMB 21,286 (US$3,066), resulting in an impairment charge of RMB35,288 (US$5,083), which was included in the caption of “impairment of long-lived assets” in the consolidated statements of comprehensive income (loss). The fair value of long-lived assets is measured using the discounted cash flow approach, based on a discount rate of 13% and expected remaining lives of such assets.

The Group measures certain financial assets, including cost and equity method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

31.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current assets:
Cash	1,768	22,218	3,200
Amounts due from subsidiaries	402,900	269,270	38,783
Total current assets	404,668	291,488	41,983
Non-current assets:
Investment in subsidiaries	2,662,807	2,309,225	332,598
Deferred cost, non-current	3,142	854	123
Total assets	3,070,617	2,601,567	374,704
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	550,995	410,963	59,191
Accrued expenses and other liabilities	521,618	34,986	5,039
Amounts due to subsidiaries	606,478	989,440	142,509
Total current liabilities	1,679,091	1,435,389	206,739

Total liabilities	1,679,091	1,435,389	206,739

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2015 and 2016; outstanding shares—132,994,201 and 130,091,977 as of December 31, 2015 and 2016, respectively)	105	105	15
Treasury stock (9,359,331 and 12,261,555 as of December 31, 2015 and 2016, respectively)	(6)	(8)	(1)
Additional paid-in capital	1,774,330	1,852,245	266,779
Accumulated other comprehensive loss	(46,574)	(87,968)	(12,670)
Accumulated deficit	(336,329)	(598,196)	(86,158)
Total shareholders’ equity	1,391,526	1,166,178	167,965
Total liabilities and shareholders’ equity	3,070,617	2,601,567	374,704

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(7,892)	(21,623)	(22,843)	(3,290)
Selling expenses	(754)	(797)	(825)	(119)
Operating loss	(8,646)	(22,420)	(23,668)	(3,409)
Equity in profit or loss of subsidiaries	146,488	(40,120)	(219,201)	(31,572)
Interest income	570	1,043	—	—
Interest expense	(17,899)	(20,619)	(19,326)	(2,783)
Changes in fair value of derivative	2,605	34,455	713	103
Loss on debt extinguishment	—	(36,648)	—	—
Foreign exchange gain	1,591	6,006	3,138	452
Net income (loss)	124,709	(78,303)	(258,344)	(37,209)
Other comprehensive loss, net of tax of nil foreign currency translation adjustments	(3,368)	(27,923)	(41,394)	(5,962)
Total other comprehensive loss	(3,368)	(27,923)	(41,394)	(5,962)
Comprehensive income (loss)	121,341	(106,226)	(299,738)	(43,171)

Condensed statements of cash flows

	For the Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net cash used in operating activities	(8,613)	(29,140)	(5,230)	(753)
Net cash provided by (used in) investing activities	304,646	(354,246)	785,513	113,137
Net cash (used in) provided by financing activities	(322,317)	196,366	(748,076)	(107,745)

Exchange rate effect on cash	6,371	13,663	(11,757)	(1,694)

Net (decrease) increase in cash	(19,913)	(173,357)	20,450	2,945
Cash at beginning of the year	195,038	175,125	1,768	255

Cash at end of the year	175,125	1,768	22,218	3,200

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

32.	SUBSEQUENT EVENTS

In February 2017, the Group entered into a framework strategic cooperation agreement with Zhongrong International Trust Co., Ltd. ("ZR Trust"). Pursuant to the framework agreement, ZR Trust will participate in the third round private offering of MHM in 2017 and subscribe no less than 15% equity interest in MHM. Furthermore, ZR Trust and the Group formed an onshore fund (note 7) with a total investment of RMB1,003,000 in which the Company’s equity interest in the onshore fund is 25.598%. The onshore fund granted RMB300,000 of loan to GZ Proton in February 2017. The onshore fund will also invest in several newly established hospitals in the PRC, including 43.4% equity interest of BPMC.

