Form 20-F
period 2017-12-31
Concord Medical Services Holdings Ltd
filed 2018-04-30
CIK 1472072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

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
Beijing 100013
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.0001 per share*	New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares, or ADSs, on the New York Stock Exchange. Each ADS represents the right to receive three Class A ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

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

130,091,977 Class A Ordinary Shares Issued and Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 31, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) and other consolidated financial data for the years ended December 31, 2015, 2016 and 2017 (other than the income (loss) per ADS data) and the selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data
Revenues, net of business tax, value-added tax and related surcharges	563,124	606,883	616,485	455,042	330,977	50,870
Cost of revenues	(217,655)	(274,562)	(353,336)	(286,543)	(232,979)	(35,807)
Gross profit	345,469	332,321	263,149	168,499	97,998	15,063
Operating expenses:
Selling expenses(1)	(104,667)	(95,096)	(112,815)	(70,093)	(43,608)	(6,702)
General and administrative expenses(2)	(84,506)	(53,576)	(132,952)	(205,908)	(237,646)	(36,526)
Impairment of long-lived assets	—	—	(23,125)	(61,124)	(28,600)	(4,396)
Other operating income	—	—	—	—	—	—
Operating income (loss)	156,296	183,649	(5,743)	(168,626)	(211,856)	(32,561)
Interest expense	(36,884)	(53,470)	(53,214)	(89,327)	(89,959)	(13,826)
Foreign exchange gains	784	9,585	10,348	13,472	4,023	618
Loss from disposal of property, plant and equipment	(1,235)	(3,955)	(4,220)	(7,619)	(31,437)	(4,832)
Interest income	9,828	21,208	22,447	27,982	12,077	1,856
Changes in fair value of derivatives	—	2,605	33,731	713	—	—
Loss on debt extinguishment	—	—	(36,648)	—	—	—
Income (loss) from equity method investments	13,470	13,911	(5,572)	616	1,454	223
Other income, net	2,010	2,113	17,236	18,191	2,890	444
Gain on disposal of subsidiaries	—	—	16,381	—	58,913	9,055
Income (loss) from continuing operations before income taxes	144,269	175,646	(5,254)	(204,598)	(253,895)	(39,023)
Income tax expenses	(63,838)	(80,850)	(74,025)	(60,486)	(31,789)	(4,886)
Net income (loss) from continuing operations	80,431	94,796	(79,279)	(265,084)	(285,684)	(43,909)
Net income from discontinued operations	10,765	25,476	—	—	—	—
Net income (loss)	91,196	120,272	(79,279)	(265,084)	(285,684)	(43,909)
Net income (loss) attributable to non-controlling interests	5,303	(4,437)	(975)	(3,217)	(1,364)	(210)

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Net income (loss) attributable to ordinary shareholders	85,893	124,709	(78,304)	(261,867)	(284,320)	(43,699)
Earnings (loss) per share
From continuing operations	0.61	0.70	(0.58)	(2.00)	(2.19)	(0.34)
From discontinued operations	0.03	0.22	—	—	—	—
Basic/Diluted	0.64	0.92	(0.58)	(2.00)	(2.19)	(0.34)
Earnings (loss) per ADS
From continuing operations	1.83	2.10	(1.75)	(6.00)	(6.56)	(1.01)
From discontinuing operations	0.09	0.66	—	—	—	—
Basic/Diluted	1.92	2.76	(1.75)	(6.00)	(6.56)	(1.01)

(1)	Our selling expenses included share-based compensation of RMB2.3 million in 2013, RMB0.7 million in 2014, RMB0.8 million in 2015, RMB0.8 million in 2016 and RMB1.5 million (US$0.2 million) in 2017.

(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2013, 2014, 2015, 2016 and 2017 of RMB6.5 million, RMB6.6 million, RMB7.3 million, RMB7.6 million and RMB10.1 million (US$1.5 million), respectively.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash	283,033	478,682	485,440	189,905	98,191	15,092
Total current assets	1,300,010	1,463,682	1,501,117	1,194,856	1,111,136	170,779
Property, plant and equipment, net	1,492,573	749,683	918,815	775,338	793,571	121,970
Goodwill	292,885	—	—	—	—	—
Intangible assets, net	116,843	61,243	43,453	17,188	7,799	1,199
Total assets	4,093,557	2,959,332	3,593,591	3,228,603	3,465,390	532,622

Total current liabilities	769,819	769,819	1,507,246	951,059	1,108,171	170,321
Long-term bank borrowings, current portion	273,310	246,233	350,786	82,632	197,139	30,300
Total equity	2,433,717	1,800,058	1,433,788	1,231,770	1,014,918	155,990
Total liabilities and equity	4,093,557	2,959,332	3,593,591	3,228,603	3,465,390	532,622

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	259,033	490,381	(175,138)	(78,078)	26,732	4,108
Net cash (used in) generated from investing activities(1)	(133,540)	287,055	(391,083)	(74,847)	(313,010)	(48,109)
Net cash generated from (used in) financing activities	77,722	(579,144)	590,398	(131,370)	194,405	29,881
Exchange rate effect on cash	4,436	(2,643)	(17,419)	(11,240)	159	24
Net (decrease) increase in cash	207,651	195,649	6,758	(295,535)	(91,714)	(14,096)

(1)	Net cash used in investing activities in 2015 includes acquisitions, net of cash acquired, of RMB250.1 million and in 2016 includes cash arising from the consolidation of Beijing Century Friendship and Beijing Proton Medical Center of RMB26.1 million. Net cash generated from investing activities in 2015 includes disposal, net of cash disposal, of RMB78.8 million. Net cash used in investing activities in 2016 includes prepayments in long-term investments and acquisitions of property, plant and equipment of RMB181.5 million and RMB79.0 million, respectively. Net cash used in investing activities in 2017 includes acquisitions and deposits for the purchases of property, plant and equipment of RMB289.1 million (US$44.4 million) and investments in equity method investees of RMB97.8 million (US$15.0 million). Net cash generated from investing activities in 2017 includes proceeds from disposal of property, plant and equipment of RMB38.1 million (US$5.9 million) and proceeds from principal portion of direct financing leases of RMB61.9 million (US$9.5 million).

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	135,268	144,694	111,922	98,251	56,959	8,754
Head gamma knife systems	68,553	58,509	53,895	27,514	14,833	2,280
Body gamma knife systems	42,016	31,478	32,959	16,499	9,286	1,427
PET-CT scanners	107,536	116,078	140,598	96,848	57,288	8,806
MRI scanners	83,619	103,197	106,085	77,969	60,854	9,353
Others(1)	61,564	57,635	79,749	61,642	46,214	7,103
Total net revenues — lease and management services	498,556	511,591	525,208	378,723	245,434	37,723

(1)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

Exchange Rate Information

Substantially all of our revenues and our expenditures are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 31, 2017.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth, for each of the periods indicated, certain information concerning the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October 2017	6.6328	6.6254	6.6533	6.5712
November 2017	6.6090	6.6200	6.6385	6.5967
December 2017	6.5063	6.5932	6.6210	6.5063
January 2018	6.2841	6.4233	6.5263	6.2841
February 2018	6.3280	6.3183	6.3471	6.2649
March 2018	6.2726	6.3174	6.3565	6.2685
April 2018 (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of the noon buying rates on the last business day of each month during the relevant period. Monthly averages are calculated using the average of the daily noon buying rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Since we have limited experience in operating our own centers and hospitals, or in providing many of the services that we plan to offer in such centers and hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as compared to the other treatments that we offer at our network of centers, which may result in damage to our reputation and growth prospects.

In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our own centers and hospitals. Although our brand name is well known among referring doctors, patients are not familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own centers and hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new centers and hospitals.

We plan to carry out a number of large-scale hospital construction projects in the near future, which requires a substantial increase in capital expenditures. Our operational and financial conditions and results will be adversely affected if we cannot effectively manage our capital expenditures.

We plan to build one proton center in Beijing and a total of two premium cancer hospitals in Shanghai and Guangzhou. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, our planned proton center and premium cancer hospitals need to train our staff members properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife, IMRT (Intensity-Modulated Radiation Therapy) and proton beam therapy.

The required capital expenditures will be substantial. Planning, designing and constructing the proton center and premium cancer hospitals will be time consuming and complex, and will require a dedicated team in our company. We do not have prior experience and existing team in managing hospital projects of the planned size. If we cannot manage the process properly, our operating and financial results will be adversely affected.

Our growth plan includes the construction of proton centers, premium cancer hospitals and specialty cancer hospitals. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties.

We plan to build proton centers, premium cancer hospitals and specialty cancer hospitals in multiple regions in China. Unlike our current cooperative centers, these free-standing centers and hospitals will not be affiliated with local government hospitals. While current healthcare reform policies encourage the establishment of private medical institutions, the implementation process will be complex, time-consuming and subject to uncertainty.

We are identifying suitable regions for free-standing centers and hospitals by considering a number of factors including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market, acquire required government approvals in a timely manner and control planned investments. In addition, we may face competition from our existing cooperative centers.

We may encounter difficulties in successfully opening new cooperative centers or renewing agreements for existing cooperative centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.

Our growth has depended on our ability to expand our network of radiotherapy and diagnostic imaging centers by entering into new agreements primarily with top-tier hospitals in China. These hospitals are 3A hospitals, the highest ranked hospitals by quality and size in China determined in accordance with the standards of the National Health and Family Planning Commission of the PRC (the “NHFPC”). The hospitals typically enter into long-term agreements with us and our competitors with terms of up to 20 years.

As a result, in any locality or at any given time, only a limited number of top-tier hospitals may have not already entered into long-term agreements with us or our competitors. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or PET-CT scanners, will limit the number of top-tier hospitals with which we or our competitors can enter into agreements in a given period. See “—Risks Related to Our Industry—Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.”

Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Certain competitors may have greater financial resources than we do, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors.

If we are unable to enter into agreements with new hospital partners or renew existing agreements on favorable terms, or at all, or if hospitals purchase and manage their own medical equipment, our growth prospects could be materially and adversely affected. Finally, the development of new cooperative centers generally involves a ramp-up period during which the operating efficiency of such cooperative centers may be lower than our established cooperative centers, which may negatively affect our profitability.

We have historically derived a significant portion of our revenues from cooperative centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.

We have historically derived a large portion of our total net revenues from a limited number of partner hospitals. In 2015, 2016 and 2017, net revenues derived from our top five hospital partners amounted to approximately 25.3%, 27.7% and 32.7% of our total net revenues, respectively. The largest hospital partner accounted for 7.5%, 9.9% and 12.5% of our total net revenues during those periods, respectively.

Cooperative centers located in Beijing, Shandong Province and Shanghai accounted for 16.7%, 14.6% and 12.8% of our total net revenues in 2015, respectively, cooperative centers located in Shandong Province, Beijing and Shanghai accounted for 11.5%, 11.3% and 10.3% of our total net revenue in 2016, respectively, and cooperative centers located in Shandong Province, Beijing and Shanghai accounted for 10.5%, 10.9% and 13.0% of our total net revenue in 2017, respectively.

Such revenue concentration may continue in the future. Due to the concentration of our revenues and our dependence on a limited number of hospital partners, any one or more of the following events may cause material fluctuations or declines in our revenues and materially adversely affect our financial condition, results of operations and prospects:

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

In addition, the top ten of our hospital partners in terms of revenue contribution, accounted for 29.4% of our total network accounts receivable as of December 31, 2017. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

We conduct our business in a heavily regulated industry.

The operation of our network of centers and our hospitals is subject to laws and regulations issued by a number of government agencies at the national and local levels. These rules and regulations relate mainly to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy and diagnostic imaging equipment, the licensing and operation of medical institutions, the licensing of medical staff and the prohibition on non-profit civilian medical institutions from entering into cooperation agreements with third parties to set up for-profit centers that are not independent legal entities. Our growth prospects may be constrained by such rules and regulations, particularly those relating to the procurement of large medical equipment.

If we or our hospital partners fail to comply with such applicable laws and regulations, we could be required to make significant changes to our business or suffer fines or penalties, including the potential loss of our business licenses, the suspension from use of our medical equipment, and the suspension or cessation of operations at cooperative centers in our network. In addition, many of the agreements we have entered into with our hospital partners provide for termination in the event of major government policy changes that cause the agreements to become unenforceable. Our hospital partners may invoke such termination rights to our disadvantage.

We depend on our hospital partners to recruit and retain qualified doctors and other medical professionals to ensure the high quality of treatment services provided in our network of centers.

Our success depends in part on our and our hospital partners’ ability to recruit, train, manage and retain doctors and other medical professionals. Although we may help our hospital partners to identify and recruit suitable, qualified doctors and other medical professionals, almost all of these medical professionals in our network of centers are employed by our hospital partners rather than by us. As a result, we may have little control over whether such medical professionals will continue working in cooperative centers in our network.

In addition, a limited pool of qualified medical professionals possess expertise and experience in radiotherapy and diagnostic imaging in China and Singapore. We and our hospital partners face competition for such qualified medical professionals from other public hospitals, private healthcare providers, research and academic institutions and other organizations. If we or our hospital partners fail to recruit and retain a sufficient number of these medical professionals, the resulting shortage could adversely affect the operation of cooperative centers in our network and our hospital and our growth prospects.

Any failure by our hospital partners to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could materially adversely affect our business and financial condition.

We have established most of the cooperative centers in our network through long-term lease and management services arrangements with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Our hospital partners typically collect payments for treatment and diagnostic imaging services provided in cooperative centers in our network and then transfer our contracted percentage of such revenue net of specific operating expenses to us on a periodic basis.

Our total outstanding accounts receivable from our hospital partners were RMB215.8 million, RMB188.7 million and RMB127.2 million (US$19.6 million) as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, approximately 26% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2016 were still outstanding. The average turnover days of our network accounts receivable in 2017 were 190 days.

Any failure by our hospital partners to pay us our contracted percentage, or any disputes over, or significant delays in, receiving such payments from our hospital partners could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction of our hospital partners with our services, could negatively affect our cooperative centers and our ability to collect revenue; reduce the likelihood that our agreements with hospital partners will be renewed; damage our reputation; and otherwise materially adversely affect our business, financial condition and results of operation.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new centers and hospitals by selectively acquiring hospital businesses in China and overseas or assets or forming joint ventures, and we may continue to do so in the future. For example, in December 2012, we acquired 19.98% of the equity interests of The University of Texas MD Anderson Cancer Center Proton Therapy Center (the “MD Anderson Proton Therapy Center”), a leading proton treatment center globally. In August 2015, we acquired an additional 7.04% of the equity interests of this entity. In April 2015, we acquired a 100% equity interest in Concord International Hospital (“Concord International Hospital”) from Fortis Healthcare International Pte. Ltd. (“Fortis Healthcare International”).

In January 2016, we acquired a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center. As a result we indirectly held a 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers Holdings Limited (“King Cheers”). The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner.

For example, in December 2014 we disposed of our 52% equity interest in Chang’an Hospital which we acquired in 2012, in order to concentrate on building a nationwide network of diagnosis and treatment centers and hospitals. Integration of acquired businesses or assets or cooperation with joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may divert key members of our management’s focus from other important aspects of our business.

In addition, we may be unable to successfully integrate or retain employees or management of acquired businesses or assets or retain the acquired entity’s patients, suppliers or other partners. Consequently, we may not achieve the anticipated benefits of any acquisitions or joint ventures. We cannot assure you that any transformation and integration would be implemented successfully, or without incurring significant costs. Furthermore, future acquisitions or joint ventures could result in potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, contingent liabilities or other expenses, any of which could materially adversely affect our business, financial condition and results of operations.

We had net current liabilities as of December 31, 2015 and we may experience net current liabilities in the future.

We had net current liabilities of RMB6.1 million as of December 31, 2015, primarily due to costs in connection with the acquisition of Concord International Hospital and investment in additional equity interests in the MD Anderson Proton Therapy Center in 2015. We paid US$39.1 million for the acquisition of Concord International Hospital and US$4.6 million for the additional equity interest in the MD Anderson Proton Therapy Center.

We had net current assets of RMB243.8 million as of December 31, 2016. We had net current assets of RMB3.0 million (US$0.5 million) as of December 31, 2017. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we could have net current liabilities in the future.

If we fail to generate current assets to the extent that the aggregate amount of our current assets exceeds the aggregate current liabilities, we will record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, financial condition and results of operations.

Government authorities may interpret regulations to find that our lease and management agreements are not in compliance with relevant regulations.

Our lease and management agreements with civilian public hospital partners provide that our revenues from hospital-based centers are to be calculated based on contracted percentages of each center’s revenue net of specified operating expenses. We believe these agreements comply with the Implementation Opinions on the Classified Management of Urban Medical Institutions and the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions.

However, the NHFPC or other competent authorities could interpret these regulations differently, and determine that our lease and management agreements do not comply with such regulations. As a result, such authorities could declare our lease and management agreements to be void, order our civilian hospital partners to terminate such agreements with us, order our civilian hospitals partners to suspend or cease operation of the centers governed by such agreements, suspend the use of our medical equipment, or confiscate revenues generated under noncompliant agreements.

Furthermore, we may have to change our business model which may not be successful. If any of the above were to occur, our business, financial condition and results of operation could be materially and adversely affected.

Corrupt practices in the healthcare industry in China may place us at a competitive disadvantage if our competitors engage in such practices and may harm our reputation if our hospital partners and the medical personnel who work in our centers, over whom we have limited control, engage in such practices.

There may be corrupt practices in the healthcare industry in China. Our competitors, other service providers or their personnel or equipment manufacturers may engage in corrupt practices to influence hospital personnel or other decision-makers in violation of the anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act (the “FCPA”).

We have adopted a policy regarding compliance with the anti-corruption laws of China and the FCPA to prevent, detect and correct such corrupt practices. However, as competition persists and intensifies in our industry, we may lose potential hospital partners, patient referrals and other opportunities if our competitors engage in such practices or other illegal activities. In addition, our partner hospitals or the doctors or other medical personnel who work in our network of centers may engage in corrupt practices without our knowledge to procure patient referrals to cooperative centers in our network.

Although our policies prohibit such practices, we have limited control over the actions of our hospital partners or the actions of the doctors and other medical personnel who work in our network of centers since we do not formally employ these individuals. If any of them engages in such illegal practices with respect to patient referrals or other matters, we or the cooperative centers in our network may be subject to sanctions or fines and our reputation may be adversely affected by negative publicity stemming from such incidents.

We rely on doctors and other medical professionals that provide services in our network of centers and our hospital to make proper clinical decisions and we rely on our hospital partners to maintain proper control over the clinical aspects of our network of centers.

We rely on the doctors and other medical professionals who work in our network and our hospital to make proper clinical decisions regarding the diagnosis and treatment of their patients. We develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques, and host seminars and conferences to facilitate consultation among doctors in our network of centers. However, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each cooperative center and over the doctors and other medical professionals who work in these centers.

Any incorrect clinical decisions by doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each cooperative center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim. Regardless of its merit or eventual outcome, these claims could result in significant legal defense costs for us, harm our reputation, and otherwise materially adversely affect our business, financial condition and results of operations.

Since commencing operations, the cooperative centers in our network have experienced claims as to a limited number of medical disputes. We must generally account for expenses resulting from such liability claims as expenses of the relevant cooperative center, which could reduce our revenue from such center. Furthermore, any incorrect clinical decisions on the part of doctors and other medical professionals in our own hospital or our failure to properly manage the clinical activities of our own hospital will subject us to direct liability claims for any such accidents. These claims could result in significant legal defense costs, harm our brand name and materially adversely affect our business, financial condition and results of operations.

We do not carry malpractice or other liability insurance at many cooperative centers in our network. At cooperative centers and our own hospital that do carry such insurance, it may not be sufficient to cover any potential liability resulting from such claims. For our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will likely face direct liability claims for any such incidents.

When we open our proton centers, premium cancer hospitals and specialty cancer hospitals, we expect to face the risk of increased exposure to liability claims and our malpractice insurance may not be sufficient to cover such increased liability exposure.

Our planned proton center, premium cancer hospitals and specialty cancer hospitals are under development or held for future development. Once we start operating these hospitals, claims alleging medical malpractice against us in these hospitals may arise from time to time. We may also need to obtain certain types of insurance that we do not currently carry for the coverage of additional liability exposure associated with operating these hospitals.

However, such insurance coverage may not be available at a reasonable price and we may not be able to maintain adequate levels of liability insurance coverage, if at all. Any failure for us to maintain sufficient liability insurance coverage for operating of these hospitals at a reasonable price could subject us to substantial cost and diversion of resources arising out of liability claim. Such insurance coverage could also increase our expenses and decrease our profitability, which would adversely affect our business, financial condition and results of operations.

Any failures or defects in the medical equipment in our network of centers or any failure of the medical personnel who work at these centers to properly operate our medical equipment could subject us to liability claims and we may not have sufficient insurance to cover any potential liability.

Our business exposes us to liability risks inherent in operating complex medical equipment, which may contain defects or experience failures. We rely to a large degree on equipment manufacturers to provide adequate technical training on the proper operation of our complex medical systems to the medical technicians who work in our network of centers. If such medical technicians are not properly and adequately trained by the equipment manufacturers or by us, they may misuse or ineffectively use the complex medical equipment in our network of centers.

These medical technicians may also make errors in operating the complex medical equipment even if they are properly trained. Any medical equipment defects or failures or any failure of the medical personnel who work in the cooperative centers to properly operate the medical equipment could result in unsatisfactory treatment outcomes, patient injury or possibly death.

Although the liability for any such incidents rests with the equipment manufacturers or the medical technicians, we may be made a party to any such liability claim. Any such claim, regardless of its merit or eventual outcome, could result in significant legal defense costs, harm our reputation, and otherwise materially adversely affect our business, financial condition and results of operations.

In addition, we could account for any expenses resulting from such liability claims as expenses of the cooperative center, which could reduce our revenue derived from such center. We do not carry product liability insurance at any of the cooperative centers in our network.

Any downtime for maintaining or repairing our medical equipment could lead to business interruptions that could be expensive and harmful to our reputation and to our business.

Significant downtime associated with maintaining or repairing medical equipment in our network of centers and hospital would result in the inability of our cooperative centers and hospital to provide radiotherapy treatment or diagnostic imaging services to patients in a timely manner. We primarily rely on equipment manufacturers or third party service companies for maintenance and repair services.

The failure of manufacturers or third party service companies to provide timely repairs could interrupt the operation of our cooperative centers in our network and our hospital for extended periods of time. Such extended downtime could result in lost revenues for us and our partner hospitals, dissatisfaction of our patients and our partner hospitals and damage to the reputation of the cooperative centers in our network, our partner hospitals, our own hospital and our company.

We rely on a limited number of equipment manufacturers.

Much of the medical equipment in our network of centers and our hospital is highly complex and produced by a limited number of equipment manufacturers. These equipment manufacturers provide training on the proper operation of our medical equipment, as well as maintenance and repair services for such equipment, to the medical personnel who work in the cooperative centers in our network and hospital.

Any disruption in the supply of medical equipment or services from these manufacturers, including as a result of failure by any such manufacturers to obtain requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture, may delay the development of new cooperative centers and our planned hospitals. Any such disruption could also negatively affect the operation of cooperative centers and our hospital and could materially adversely affect our business, financial condition and results of operations.

We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may materially adversely affect our business.

We have applied for and obtained the registration of our trademark “Medstar” and 23 other trademarks including “Concord Medical” in China to protect our corporate name. As of December 31, 2017, we also owned the rights to 134 domain names that we use in connection with our business. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

Equipment manufacturers from whom we purchase equipment may not have all required third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties. In turn, we may be subject to claims that the equipment we have purchased infringes the intellectual property rights of third parties.

We have in the past been subject to, and may in the future be subject to, such claims by third parties. As a result, we may be named as a defendant in, or joined as a party to, intellectual property infringement proceedings against equipment manufacturers relating to any equipment we have purchased. If a court determines that equipment we have purchased from our equipment manufacturers infringes the intellectual property rights of any third party, we may be required to pay damages to such third party. The cooperative centers in our network may also be prohibited from using such equipment, which could damage our reputation and materially adversely affect our business prospects, financial condition and results of operations.

In addition, any such proceeding may be costly to defend and divert our management’s attention and other resources away from our business. Furthermore, the standard equipment purchase agreements that we enter into with our equipment manufacturers typically do not contain indemnification provisions for intellectual property claims. Although we have obtained a specific indemnity from one equipment manufacturer for a patent infringement claim, we may not be able to recover damages, lost profits or litigation costs resulting from any intellectual property infringement claims or proceedings in which we are a party.

We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.

Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could adversely affect our financial condition and results of operation. In addition, the operations of our network of centers and our hospital may be vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers and hospital. We do not have any business interruption insurance.

Any business disruption could result in substantial expenses and diversion of resources and could materially adversely affect our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our cooperative centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.

Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.

Most of the radiotherapy and diagnostic imaging equipment in our network of centers and our hospital, including gamma knife systems, proton beam therapy systems, linear accelerators and PET-CT systems, contain radioactive materials or emit radiation during operation. Radiation and radioactive materials are extremely hazardous unless properly managed and contained. Any accident or malfunction that results in radiation contamination could harm human beings, subject us to significant legal expenses and harm to our reputation.

Although equipment manufacturers and our hospital partners and their staff may bear some or all of the liability and costs associated with any accidents or malfunctions, if we are found to be liable in any way we may also face severe fines, legal reparations and possible suspension of our operating permits. Any of the foregoing could materially adversely affect our business, results of operations and financial condition. In addition, certain of our medical equipment require the periodic replacement of their radioactive source materials.

We do not directly oversee the handling of radioactive materials during the replacement or reloading process or during the disposal process. Any failure of our hospital partners or us to handle or dispose of such radioactive materials in accordance with PRC and Singapore laws and regulations may adversely affect the operation of such centers and hospital.

Any change in the regulations governing the use of medical data in China, which are still in development, could adversely affect our ability to use our medical data and could potentially subject us to liability for our past use of such medical data.

The cooperative centers in our network collect and store medical data from radiotherapy treatments for training doctors providing services in our cooperative network and improving the effectiveness of the treatments provided in our network of centers. In addition, doctors in our network utilize such medical data to conduct clinical research. We do not make any such medical data public and retain such medical data for our internal use and for research purposes by doctors upon the approval of our medical affairs department and our hospital partners.

Chinese regulations governing the use of such medical data remain in development but do not impose restrictions on the internal use of such data as long as we have the permission of our hospital partners who have ownership of such data. Any change in the regulations governing the use of such medical data could adversely affect our ability to use such medical data and could subject us to liability for past use of such data, either of which could materially adversely affect our business and financial results.

Our future proton centers and premium cancer hospitals will provide patients high-end medical services and medicines that are not covered by national basic medical insurance, and as a result we may need to cooperate with commercial insurance companies and face risks in respect of charge fees and patients’ ability of payment.

The majority of patients in our network of centers are covered under national basic medical insurance. We settle payments with local medical insurance agencies on a regular basis. However, our planned proton centers and premium cancer hospitals will offer high-end radiotherapy and other services that will not be covered under the national basic medical insurance program. Our patients need to self-pay or be covered under various commercial insurance coverages.

We will need to negotiate with various insurance companies, both domestic and international, to enroll our hospitals in their coverages. We cannot assure you that we can establish and manage the business relationship with insurance companies properly and effectively. Without the insurance coverage, our future revenue may not meet our forecasts and profitability will be adversely affected. We may also face collection risks as insurance companies may not pay for certain clinical procedures.

With the rising conflicts between doctors and patients, if we cannot properly handle disputes with patients in a timely manner, we will face the increasing risk of litigation.

Recently, patient-doctor conflicts and litigation have increased in China. Patients in China are demanding higher-service quality of the medical services and treatments they receive from hospitals. In our centers and hospitals, we also deal with patient disputes and litigation due to real or perceived medical incidents and practices. While we offer periodic training to all medical staff in our centers and hospitals, our patients may still raise issues with treatment procedures, especially cancer patients who experience higher than expected side-effects, sometimes resulting in unexpected deaths.

While our cooperative centers and our hospital in operation are covered by medical malpractice insurance and we also purchased body-injury insurance for our medical staff, the process to reach a settlement, typically in the form of a financial settlement under the medical malpractice insurance, is time-consuming. The settlement process also requires our management team to divert attention from the normal operation of the centers and hospital. If we cannot properly handle the medical disputes in our centers and hospitals, we may face increasing risks of litigation and our reputation among patients may be adversely affected.

The proper implementation of our strategy requires that we recruit, train and retain the doctors, specialists and other medical staff. If we cannot achieve the proper levels of doctor recruitment and retention, our current and future hospitals’ business may be adversely affected.

The financial and operational performance of our existing hospital and our planned proton center, premium cancer hospitals and specialty cancer hospitals depend on our ability to attract and retain quality doctors, nurses, hospital administrators and managers. Under the regulatory environment in China, doctors and nurses remain affiliated with hospitals and their professional registration and accreditation require the approval of hospitals they serve. The government policy is relaxing on the mobility of doctors and other medical professionals, such as the policy to allow “multiple-location practices” for doctors. However, full enactment and implementation may take time and vary from region to region.

To attract, train and retain qualified doctors, nurses and hospital managers, we may need to offer compensation packages superior to those of government hospitals, provide more professional training opportunities, such as overseas training and exchange, and include the medical team in our employee share incentive plan. These measures may result in higher compensation and administrative expenses and adversely affect our financial and operational results.

Our business is subject to seasonality.

During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals. Since our cooperative centers are located within the government hospitals, they are subjected to seasonality of patient traffic as well.

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

We depend on key members of our management team and that of our material subsidiary, which include Dr. Jianyu Yang, chairman and our chief executive officer, Dr. Zheng Cheng, our director, Mr. Jing Zhang, president of Beijing Meizhong Jiahe Hospital Management Co., Ltd., Mr. Yaw Kong Yap, our chief financial officer, as well as other key personnel for the continued growth of our business. The loss of any of these members of our management team and that of our material subsidiary or other key employees could delay the implementation of our business strategy and adversely affect our operations.

Our future success also depends in large part on our ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful, it may be more difficult for us to execute our business strategy.

We may not always make a similar smooth transition if any executive officers or key personnel leave our company in the future. Although none of the key members of our management team is nearing retirement age in the near future and we are not aware of any current key members of our management team and that of our material subsidiary or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

In addition, we do not maintain key employee insurance. We have entered into employment agreements and confidentiality agreements with the key members of our management team and other key personnel. However, if any disputes arise between any of our key members of our management team or other key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all key members of our management team and other key personnel reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially adversely affect us.”

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our fourth amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise.

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

Our business may require expenditures that exceed our available capital resources. To the extent that our funding requirements exceed our financial resources, we will seek additional financing or defer planned expenditures. We may not be able to obtain these bank loans or additional funds on terms acceptable to us, or at all. In addition, our ability to raise additional funds is subject to a variety of uncertainties, including, but not limited to:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising and debt financing activities; and

•	economic, political and other conditions in China and elsewhere.

If we raise additional funds through equity or equity-linked financings, your equity interest in our company may be diluted. Alternatively, if we incur debt obligations, we may be subject to covenants under the relevant debt instruments that may, among other things, restrict our ability to pay dividends or obtain additional financing, or require us to provide notice or obtain consent for certain significant corporate events.

Some of our loan agreements may contain cross-default provisions where a technical default on one of our obligations under other agreements will trigger a technical default under such agreements. Servicing such debt obligations could also be burdensome to our operations. If we fail to service such debt obligations or are unable to comply with any of these covenants, we could be in default under such debt obligations and our liquidity and financial condition could be materially adversely affected.

If we fail to comply with financial covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

We have entered into and may in the future enter into loan agreements containing financial covenants that require us to maintain certain financial ratios. We may not be able to comply with these financial covenants from time to time. If we need to obtain waivers from lenders with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we may not be able to reach agreements with the lenders to avoid a breach.

If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. A breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could materially adversely affect our financial condition, results of operations and business prospects.

We have granted security interests over certain of our medical equipment to secure bank borrowings. Any failure to satisfy our obligations under such borrowings could lead to the forced sale of such equipment.

In order to secure bank loans in an aggregate amount of RMB118.4 million, RMB78.4 million and RMB29.7 million (US$4.6 million) as of December 31, 2015, 2016 and 2017, respectively, we have granted security interests in equipment with a net carrying value of RMB138.3 million, RMB111.7 million and RMB37.5 million (US$5.8 million), representing 15.1%, 14.4% and 4.7% of the net value of our net property, plant and equipment of RMB918.8 million, RMB775.3 million and RMB793.6 million (US$122.0 million) as of December 31, 2015, 2016 and 2017, in each case respectively.

Any failure to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could materially adversely affect our business, financial condition and results of operation. We may also grant additional security interests in our equipment in order to secure future bank borrowings.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission (the “SEC”) as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of a company’s internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2010.

In preparing this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective based on management’s identification of a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Controls and Procedures.”

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we did not operate effectively our controls over 1) identifying variable interest entities and the primary beneficiary thereof; 2) ensuring the appropriate consolidation accounting was applied to variable interest entities; 3) ensuring appropriate analysis was performed to account for the repurchase obligation on the noncontrolling interest and the gain or loss on the deemed disposals of certain subsidiaries; and 4) verifying sufficient and appropriate disclosures to be included in our consolidated financial statements.

We are implementing measures to remedy this material weakness. We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner. A significant deficiency or material weakness in our internal control over financial reporting could be identified in the future. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

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

A significant portion of our capital expenditures relates to the purchase of radiotherapy and diagnostic imaging equipment from manufacturers outside of China. As the price of such equipment is denominated almost exclusively in U.S. dollars, any depreciation in the value of the Renminbi against the U.S. dollar could significantly increase our capital expenditures, reduce the profitability of our network of centers and materially adversely affect our business, results of operations and financial condition.

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

On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. We did not grant any option under our 2008 share incentive plan in 2012 and 2013. On February 18, 2014, we granted option to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share. We also granted to certain directors, officers and employees 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares on February 18, 2014, July 1, 2014 and August 1, 2014, respectively.

We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we incurred share-based compensation expenses of RMB8.1 million in 2015, RMB8.4 million in 2016 and RMB11.6 million (US$1.7 million) in 2017 related to share-based awards. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests with respect to actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company headquartered in the U.S.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC and Singapore. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Most of our officers and directors not residents in the United States and the substantial majority of their assets are located outside of the United States.

In addition, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons based on the civil liability provisions of the securities laws of the United States or any state. It is also uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We are exempt from certain corporate governance requirements of the New York Stock Exchange.

As a foreign private issuer, we are exempt from certain corporate governance requirements of the New York Stock Exchange (the “NYSE”). We must provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules.

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

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have established a compensation committee and have three members of the audit committee. We also expect to seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans and have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders.

We believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended on December 31, 2017, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock (including our ordinary shares and ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the stock.

Risks Related to Our Industry

Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.

The Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the Ministry of Health, the National Development and Reform Commission of PRC (“NDRC”) and the Ministry of Finance, regulate the procurement, installation and operation of large medical equipment in China. Pursuant to these rules, the NDRC and the Ministry of Health or the relevant provincial healthcare administrative authorities set quotas for large medical equipment, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment.

For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, the NHFPC and the NDRC conduct procurement planning and approval. In addition, the NHFPC issues large medical equipment procurement licenses. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, the relevant provincial healthcare administrative authorities conduct procurement planning and approval with ratification by the NHFPC, and the relevant provincial healthcare administrative authorities issue large medical equipment procurement licenses. These rules apply to public and private civilian medical institutions, whether non-profit or for-profit.

Although these rules do not directly apply to military hospitals in China, the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army (the “PLA”) uses these rules as a reference to approve the procurement of such medical equipment. The procurement regulations issued by the Ministry of Health stipulate that from 2011 to 2015, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 160 and by the end of 2015, the total number of PET-CT systems in China cannot exceed 270.

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

Although the current number of procurement licenses available did not significantly impact our expansion plans in 2017, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our planned hospital(s) to obtain such licenses, may affect our expansion plan after 2017. Any of the foregoing could materially adversely affect our future prospects.

In addition, for most of the medical equipment that we intend to install and operate in our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the NHFPC or provincial level healthcare administrative authorities. We may not be able to obtain such licenses in a timely manner or at all, which could delay or prevent the opening of our planned hospitals, and could materially adversely affect our growth strategy and results of operations. See “—Risks Related to Our Company—We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

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

As of December 31, 2017, of the 55 units of medical equipment in the cooperative centers in our network subject to large medical equipment procurement quota requirements, 52 were issued with a procurement license, and three were not issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last six centers, we cannot assure you that they will be successful.

If our hospital partners fail to receive either a procurement license or an interim procurement permit, the cooperative centers in our network operating such medical equipment may discontinue operations and may be deprived of revenue from operating such equipment or assessed a fine. Any of the foregoing risks could materially adversely affect our business, financial condition and results of operation.

Pricing for the services provided by our network of centers may suffer from reductions in treatment and examination fees set by the Chinese government.

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

Those authorities may adjust these price ceilings downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services in our network of centers have remained stable since 2008.

The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government aims to reduce the examination fees for large medical equipment.

In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security (the “MHRSS”), the Chinese government also intends to reduce the treatment fees for large medical equipment. If the government reduces examination or treatment fees for the services provided by the centers in our network, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially adversely affected.

In January 2009, the Chinese government approved in principle a healthcare reform plan to address the affordability and quality of healthcare services and the rural healthcare system in China. In March 2009, the Chinese government published the healthcare reform plan for 2009 to 2010, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The published healthcare reform plan also called for additional government spending on healthcare over the next three years of RMB850.0 billion to support the reform plan.

According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), issued by the State Council on March 18, 2009, the Chinese government intends to reduce examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the Ministry of Health and the MHRSS, the Chinese government also intends to reduce the treatment fees for large medical equipment.

Although many details related to the implementation of the healthcare reform plan remain unclear, the implementation of any policy that reduces examination or treatment fees for large medical equipment or provides more funding for hospitals to purchase their own equipment may materially adversely affect our business, financial condition and results of operations.

Our business may be harmed by technological and therapeutic changes or by shifts in doctors’ or patients’ preferences for alternative treatments.

The treatment of cancer patients is subject to potentially revolutionary technological and therapeutic changes. Future technological developments could render our equipment and the services provided in our network of centers and our hospital obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investments prior to the end of its anticipated useful life.

In addition, there may be significant advances in other cancer treatment methods, such as chemotherapy, surgery, biological therapy or cancer prevention techniques, which could reduce demand or even eliminate the need for the radiotherapy services that we provide. Patients and doctors may also choose alternative cancer therapies over radiotherapy due to any number of reasons. Any shifts in doctors’ or patients’ preferences for other cancer therapies over radiotherapy may materially adversely affect our business, financial condition and results of operations.

The technology used in some of our radiotherapy equipment, particularly our body gamma knife and our proton beam therapy system, has been in use for a limited period of time and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use.

The technology in some of our radiotherapy equipment, particularly the body gamma knife system and the proton beam therapy system, has been in use for a limited period of time, and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use. As a result, such technology may not gain acceptance by doctors and patients in China or may lose any acceptance previously gained if negative information concerning their effectiveness or safety emerges.

As our agreements with manufacturers do not directly address such contingencies, we cannot assure you that equipment manufacturers will allow us to return their equipment or will otherwise reimburse us for losses that we may suffer under all such circumstances. Since each unit of our medical equipment represents a significant investment, any of the foregoing could materially adversely affect our business, financial condition and results of operation.

We or our hospital partners may be unable to obtain permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.

For our hospital-based centers, our hospital partners must obtain a radiation safety permit from the Ministry of Environmental Protection (“MEP”) and a radiotherapy permit from the competent healthcare administrative authorities to operate the medical equipment in our network of centers that contains radioactive materials or emit radiation during operation.

Our hospital partners must also obtain a radiation worker permit from the competent provincial healthcare administrative authorities for each medical technician who operates such equipment. Any failure on the part of our hospital partners to obtain approvals or renewals of these permits from the MEP or the competent healthcare administrative authorities could delay the installation, or interrupt the operation, of our medical equipment, either of which could materially adversely affect our business, financial condition and results of operation.

Each of our planned proton center, premium cancer hospitals and specialty cancer hospitals in China that we majority own must obtain a radiation safety permit from the MEP and a radiotherapy permit, medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities.

Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our proton center, premium cancer hospitals and specialty cancer hospitals, which could materially adversely affect our business, financial condition and results of operation. For more information on risks related to our planned specialty cancer hospitals, see “—Risks Related to Our Company—We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

If the government and public insurers in the PRC do not provide sufficient coverage and reimbursement for the radiotherapy and diagnostic imaging services provided by our network of centers, our revenues could be adversely affected.

Self-payments account for approximately 34.4% of total medical expenses in China in 2012, approximately 30.0% of total medical expenses were sourced from direct payments by the government and approximately 35.6% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2012, according to the Ministry of Health. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners.

However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003.

The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments covered are generally set with reference to the policy for urban employees in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region.

We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If national or provincial authorities in China reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy. In addition, our business, financial condition and results of operation could be materially and adversely affected.

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

However, this group of population usually has access to high-quality medical services and many of them visit hospitals overseas already. Our success depends on whether we will can provide the quality of medical services comparable to or better than international standards. If we fail to target this group of patients, i.e., high net-worth population, or fail to offer competitive services, our financial position and results of operations may be adversely affected.

We are facing competition from other hospitals in the market. In particular, competition for high-end patients.

As China’s healthcare reform deepens and more private hospitals enter into the market, more hospitals will offer differentiated services that are not currently available in China’s healthcare service market. The high-net-worth population usually has access and resources to the best hospitals and medical experts in China. To reach this group of patients, we need to establish our industry position and reputation as the best cancer specialty service provider in China, which offers comparable or better services than other domestic and international hospitals.

Our planned proton centers, premium cancer hospitals and specialty cancer hospitals will face growing competition from other private and international hospitals in China. If we cannot establish a set of proper medical protocols and build up a strong reputation among patients, our revenue and profits will be affected adversely.

In recent years, national policy of limiting foreign investment in the healthcare industry has been relaxed, foreign hospitals constantly influx the Chinese market, and Chinese patients have gradually sought healthcare services in the overseas market, such as Japan, Korea, other Southeast Asian countries. We also face the risks of loss of patient sources.

As China’s healthcare reforms progress and restrictions are relaxed on private and international investments, more international hospitals are planning to enter into the Chinese healthcare service market. As a result, our planned proton center, premium cancer hospitals and specialty cancer hospitals will face future competition from international hospitals, many of which will target the same high net-worth population. However, if we cannot execute our strategy properly, our operation and financial conditions will be affected.

In addition, more Chinese patients are traveling overseas to seek best treatment available to locations such as Hong Kong, Taiwan, Korea or Southeast Asian nations. Concord International Hospital and the MD Anderson Proton Therapy Center also receive patients from mainland China.

Development of cancer radiotherapy and cancer treatment technology, and medical equipment based on new technologies and research are advancing rapidly. If we cannot keep pace with advances in medical technology, we will be at risk.

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients in China, including proton beam therapy, the most sophisticated radiotherapy currently available in the market. While considered the most accurate and effective radiotherapy mode at this time, proton therapy treatment may be overtaken by new trends or breakthroughs in the radiotherapy market. For instance, there is a trend of miniaturization of proton therapy equipment, which delivers the same treatment at lower upfront investments and physical specifications.

Although the miniature proton therapy equipment is not widely adopted, if the trend becomes popular, our planned proton center may face more competition as capital expenditures for proton centers will be substantially lower and more hospitals and institutions enter into the segment and offer the treatment at lower prices. We need to follow the technology development closely or face the risk of lower cost alternative treatments.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could materially adversely affect the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

We conduct our operations primarily in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The Chinese government’s control of these assets and other aspects of the national economy could materially and adversely affect our business.

The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could materially adversely affect overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and materially adversely affect our businesses.

Uncertainties with respect to the PRC legal system could materially adversely affect us.

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

In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially adversely affect our business. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

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

The M&A rule (defined below) establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex. These procedures and regulations require in some instances that the Ministry of Commerce (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

We may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A rule to complete such transactions could be time-consuming. Any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC foreign exchange rules may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy, business and prospects.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“SAFE Circular No. 37”), which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular No. 75”) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 requires amending the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents share transfer or exchange, merger, division or other material events.

In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. The special purpose vehicle may also be restricted from contributing additional capital into its PRC subsidiaries. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, several of our beneficial owners who are residents in the PRC and are or may be subject to the requirements of registering with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75. They will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners that are required to make such registrations, and if or when we have such shareholders or beneficial owners, we may not always be able to compel them to comply with SAFE Circular No. 37 requirements.

As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our operations and our ability to make distributions to you could be materially adversely affected.

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

Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for making payments in international current account transactions. However, the PRC government may take measures in the future to restrict access to foreign currencies for current account transactions.

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

In addition, SAFE strengthened its oversight over use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular No. 19”), which replaced the former notice on the conversion by a foreign-invested company of foreign currency into Renminbi. Pursuant to SAFE Circular No. 19, the foreign exchange capital of foreign-invested enterprises shall be subject to discretional foreign exchange settlement. For domestic equity investment made with capital obtained from foreign exchange settlement, the invested enterprises first shall handle the registration of domestic reinvestment at the foreign exchange bureaus (banks) at the places of registration and open the corresponding Account Pending for Foreign Exchange Settlement Payment.

The enterprises making the investment shall then transfer the capital in Renminbi obtained from foreign exchange settlement based on the actual investment scale to the Account Pending for Foreign Exchange Settlement Payment opened by the invested enterprises. This may help foreign-invested enterprises carry out domestic equity investment with the capital obtained from foreign exchange settlement to some extent.

Fluctuations in the value of the Renminbi may materially adversely affect your investment.

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

Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

There remains significant international pressure on the PRC government to liberalize its currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. In addition, as we rely entirely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may materially adversely affect our revenues and financial condition, and the value of any dividends payable on our ADSs in foreign currency terms.

For example, to the extent that we need to convert U.S. dollars that we receive from a future offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would decrease the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars to make payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would negatively affect the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.

We conduct our business primarily through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

Each of our PRC subsidiaries, including wholly foreign-owned enterprises (generally known as WFOEs), and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves.

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

In addition, under the PRC Enterprise Income Tax Law (the “EIT Law”), the Circular issued by the State Administration of Taxation on January 29, 2008 regarding a summary on the dividend rates under the double tax treaties (“Notice 112”), the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“PRC-HK DTA”), or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties (“Notice 601”), which became effective on October 27, 2009, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%.

This rate may be lowered to 5% if our Hong Kong subsidiary is considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Dividends we receive from our operating subsidiaries located in the PRC would be subject to PRC withholding tax.

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations.

We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially adversely affected.

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

Because Cyber Medical Networks Limited (“Cyber Medical”) is a Hong Kong company, under the aforementioned arrangement, dividends paid to us by Cyber Medical may be subject to the 5% income tax if we and Cyber Medical are considered “non-resident enterprises” under the EIT Law and Cyber Medical is considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA.

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

This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, an “effective management organization” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “effective management organizations” are located in China for overseas incorporated, domestically controlled enterprises.

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

We do not currently consider our company to be a PRC tax resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares, except for the income from equity investment income such as dividend and bonus between “resident enterprise,” and other resident enterprises of China, which shall be identified as tax-exempted income, may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, materially adversely affect our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

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

In addition, if we are considered a PRC “resident enterprise,” non-resident enterprise shareholders of our ordinary shares or ADSs may be eligible for the benefits of income tax treaties entered into between China and other countries. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially adversely affected.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all applicable PRC laws and regulations, PRC government authorities may determine that we have not complied with certain laws or regulations.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”), is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC. PCAOB remains in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

We face risks related to natural disasters and health epidemics in China, which could materially adversely affect our business and results of operations.

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our network of radiotherapy and diagnostic imaging centers are located in hospitals across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9.

Any future natural disasters or health epidemics in the PRC could severely disrupt our daily operations, and may even require a temporary closure of our centers. Such closures may disrupt our operations and adversely affect our results of operations. Our operations could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of the services provided in our network of centers or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical services companies;

•	addition or departure of our senior management and other key personnel;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in trading prices.

The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, materially adversely affect our business, financial condition, results of operations and prospects.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We plan to exchange Class A ordinary shares held by Morgancreek Investment Holding Limited (“Morgancreek”), which is beneficially owned by Dr. Jianyu Yang and Dr. Zheng Cheng, for Class B ordinary shares at one-to-one ratio. After the exchange, Morgancreek will hold 45,787,948 Class B ordinary shares, or 45.9% of the combined total outstanding ordinary shares (representing 84.5% of the total voting rights) in our company.

Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements. These actions include the election and removal of any member of our board of directors; mergers, consolidations and other business combinations; changes to our amended and restated memorandum and articles of association; the number of shares available for issuance under share incentive plans; and the issuance of significant amounts of our ordinary shares in private placements.

Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it holds considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. We may also not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

Concord Medical Services Holdings Limited (“Concord Medical”) was incorporated in the Cayman Islands on November 27, 2007 as a limited liability company. Concord Medical became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited (“Ascendium”), a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares Ascendium for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interests in Our Medical Services, Ltd. (“OMS”), resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Service Co., Ltd. (“Aohua Medical”), in which OMS effectively held all of the equity interest at the time, operated all of our business.

Aohua Medical was incorporated by OMS on July 23, 1997. OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interest in Aohua Medical. The remaining 10% equity interest in Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd. (“Aohua Leasing”). The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we did not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position.

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interest in China Medstar Pte. Ltd. (“China Medstar”), together with its wholly owned PRC subsidiary, Shanghai Medstar, for approximately £17.1 million. China Medstar, through its then subsidiary Shanghai Medstar, provided medical equipment leasing and management services to hospitals in the PRC. On March 1, 2009, 100% of the equity interest in Shanghai Medstar was transferred from China Medstar to Ascendium. On August 17, 2009, the registration for such transfer was completed.

On October 28, 2008, we acquired 100% of the equity interest in Yundu through our subsidiaries Aohua Leasing and Meizhong Jiahe (formerly known as CMS Hospital Management Co., Ltd. (“CMS Hospital Management”)) for consideration of approximately RMB35.0 million.

In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for consideration of RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

In July 2010, we acquired 52% of the equity interest in Chang’an CMS International Cancer Center and Xi’an Wanjiehuaxiang Medical Technology Development Co., Ltd. (“WHT”) for consideration of RMB103.2 million from Chang’an Hospital. In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Concord Cancer Hospital in PRC, and (iv) Medstar Overseas Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of the date of this annual report.

In December 2011, we effectuated a merger through which Aohua Medical was merged into Aohua Leasing. Aohua Leasing acquired all of the assets and assumed all of the liabilities of Aohua Medical, which was dissolved upon the merger. Aohua Leasing subsequently changed its name to Shenzhen Aohua Medical Technology Development Co., Ltd.

In June 2012, we acquired through Cyber Medical and Shanghai Medstar 52% of the equity interests of Chang’an Hospital, for total consideration of approximately RMB248.8 million in cash. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

In December 2012, we acquired 19.98% of equity interests of the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, for total consideration approximately US$32.3 million. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner, for total consideration of approximately US$4.6 million.

In October 2014, we established a wholly-owned free-standing radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds.

In December 2014, we sold our 52% equity interest in Chang’an Hospital and WHT for total cash consideration of approximately RMB397.9 million (US$61.2 million), in order to focus on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals.

In January 2015, our shareholders approved the creation of a dual class share structure.

In April 2015, we acquired 100% of the equity interests of Fortis Surgical Hospital (“Fortis Surgical Hospital”) for consideration of SGD55.0 million (RMB253.5 million) in cash from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd. After the transaction, the hospital was renamed Concord Healthcare Singapore Pte. Ltd. In October 2015, we changed its name to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore. In June 2017, we changed the name to Cancer International Hospital.

On January 25, 2016, our indirectly wholly-owned subsidiary, Meizhong Jiahe, completed its listing on the National Equities Exchange and Quotations, (“NEEQ”) which is also known as the New Third Board in China, for a private placement financing. Meizhong Jiahe will focus on providing management services to our existing network centers and specialty cancer hospital projects in the future. In September and December 2016, Meizhong Jiahe completed two rounds of private offerings of additional shares and received proceeds of approximately RMB141.7 million (US$20.4 million), after which we held 85.34% equity interest in Meizhong Jiahe. In February 2018 Meizhong Jiahe delisted from NEEQ.

In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. 100% of the equity interests of Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, for total consideration of RMB100.6 million. As a result, we indirectly held a 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. Beijing Century Friendship has engaged in the establishment and construction of Beijing Proton Medical Center.

On February 22, 2016, the board of Meizhong Jiahe approved a restructuring plan (the “Reorganization”), pursuant to which Meizhong Jiahe acquired 100% of the equity interests of Aohua Technology for cash consideration of approximately RMB322.7 million and 100% of the equity interests of Beijing Century Friendship for cash consideration of approximately RMB100.6 million. After completion of the Reorganization in September 2016, Meizhong Jiahe holds the network business which was formerly under Aohua Technology’s management, and our cancer radiotherapy hospital business in China.

In November 2016, we entered into a framework agreement, as amended, with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish an offshore fund, namely Zhongrong International Growth Fund SPC - ZR Concord Healthcare Investment Fund SP (“SP”), for the purpose of acquiring our several hospital businesses, including Concord International Hospital, Guangzhou Concord Cancer Hospital and PTC-Houston Management, LP, collectively the “CCM Hospital Business.” Pursuant to the framework agreement, among others, ZR Guofu shall provide management and consultation services on the funds, and we shall continue to manage the CCM Hospital Businesses. ZR Guofu subscribed Class A shares of SP with a consideration of RMB521.4 million, while we subscribed Class B shares of the SP with the consideration of creditor’s rights of RMB166.3 million due from CCM Hospital Business and cash of RMB7.5 million. In 2016, we and ZR Guofu injected RMB7.5 million and RMB521.4 million, respectively, to the SP, which was then provided to the CCM Hospital Business as loans.

In 2016, we and ZR Guofu established an onshore fund, namely Guofu Huimei Investment Management Limited Partnership (“Guofu Huimei”). The registered capital of Guofu Huimei is RMB1,009.0 million. In 2016, we and ZR Guofu subscribed the registered capital of RMB746.0 million and RMB263.0 million, respectively, for 73.93% and 26.07% equity interests in Guofu Huimei, respectively. As of December 31, 2017, we held 26.07% equity interest in Guofu Humiei.

In April 2017, we and ZR Guofu entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. Among others, during 2017, Guofu Huimei acquired 78.31% equity interest in Beijing Century Friendship which holds 55% equity interest in Beijing Proton Medical Center with a consideration of RMB388.5 million (US$59.7 million). As a result of the foregoing, as of December 31, 2017, our effective equity interests in Beijing Century Friendship decreased from 100% to 42.1% and our total effective equity interests in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%.

Pursuant to the supplemental contract, the 75% equity interest in SP held by the ZR Guofu is contractually required to be repurchased by us at the end of four years from the establishment of SP at a consideration equivalent to the investment cost of RMB521.4 million. ZR Guofu is also entitled to an annual premium at 15% for its capital contribution of RMB521.4 million in SP in the form of interest expense and consultation expense. In addition, our share in Beijing Century Friendship, certain construction in progress and certain prepaid land lease payments are pledged to secure our obligation to repurchase capital contribution from ZR Guofu.

On December 20, 2017, we repaid a loan with principal of RMB97.1 million (US$14.9 million) to ZR Guofu, and repurchased 100% equity interest of CMS Holdings with a consideration of US$1,000. Upon completion, we pledged the shares in CMS Holdings to ZR Guofu.

SP is determined as a variable interest entity as the cash injection from ZR Guofu of RMB521.4 million was not equity at risk. As we maintain the power to direct the activities that most significantly affect SP’s economic performances through agreed terms of supplemental contracts and absorb the expected losses of SP, we are the primary beneficiary of SP and consolidate SP and its subsidiaries. Guofu Huimei is not a variable interest entity. We do not control but can exercise significant influence over Guofu Huimei and thus record Guifu Huimei as an investment under equity method.

In October 2017, an indirect subsidiary of Fosun International Limited, a company organized under the laws of Hong Kong principally engaged in creating customer-to-maker ecosystems in health, happiness and wealth, entered into a share purchase agreement with the affiliates of Carlyle Group (“Carlyle entities”) to purchase all of our ordinary shares beneficially owned by the Carlyle entities, which accounted for approximately 9.9% of our total issued and outstanding shares. The transaction closed in November 2017.

In April 2018, we announced that investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), would make a strategic investment in our subsidiary, Meizhong Jiahe. The total investment will be RMB1.5 billion (US$230.5 million) to RMB1.8 billion (US$276.7 million). After completion of the investment, the total shares held by these institutions led by CICC Capital will account for 37.5% to 41.9% of the equity interests of Meizhong Jiahe. We expect the transaction will be completed by May 2018.

As of the date of this annual report, we conduct substantially all of our operations through Concord International Hospital in Singapore and Datong Meizhong Jiahe Cancer Center in PRC for our hospital business and the following subsidiaries for our network business in the PRC:

•	Aohua Technology, our wholly owned subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Shanghai Medstar, our wholly owned subsidiary incorporated in the PRC, which sells medical equipment and provides radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	Meizhong Jiahe, our wholly owned subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment management services to hospitals in the PRC; and

•	Yundu, our wholly owned subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment management services to hospitals in the PRC.

Our principal executive offices are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is located at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands KY1-1112. Our website is www.concordmedical.com. The information contained on our website is not a part of this annual report.

Initial Public Offering

On December 11, 2009, our ADSs were listed on the New York Stock Exchange.

Going Private Proposal

Our board of directors received a non-binding proposal letter, dated July 11, 2016, from Dr. Jianyu Yang, our chairman and chief executive officer, Morgancreek, an investment vehicle controlled by Dr. Yang, and Blue Ocean Management Limited (together with Mr. Yang and Morgancreek, the “Buyer Parties”) to acquire all of our outstanding Class A ordinary shares and ADSs, in both cases, that are not beneficially owned by them and their affiliates, at a price of US$1.73 per Class A ordinary share or US$5.19 per ADS, as the case may be, in cash, in a “going private” transaction, subject to certain conditions.

Our board of directors received a letter dated November 13, 2017 from the Buyer Parties, stating that the Buyer Parties would withdraw the non-binding going private proposal and had determined not to proceed with the going private proposal under the circumstances at that time.

B.	Business Overview

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2017, our network consisted of 44 cooperative centers based in 30 hospitals, spanning 29 cities across 18 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHFPC in China (formerly the Ministry of Health).

Since April 2015, we have operated Concord International Hospital in Singapore, which we acquired from Fortis Healthcare International, providing oncology as its main service, including medical oncology and surgical oncology, in Singapore. We plan to establish Concord International Hospital as a platform for high-end medical treatment that will include academic research targeting patients in Singapore as well as patients coming from China as part of our efforts to expand overseas.

Cancer has become a serious global public health problem. According to the WHO World Cancer Report 2014, cancer is a major cause of death, affecting populations in all countries and regions. In China, both cancer incidence and mortality are demonstrating upward trends in the past decade. In 2012, 21.8% of new cancer cases and 26.9% of deaths caused by cancer occurred in China. According to The National Central Cancer Registry (or NCCR, a governmental organization for cancer surveillance affiliated to the Bureau of Disease Control, NHFPC in China), there were approximately 3.37 million new cancer cases in 2011 (the latest year with statistics available) or six new cases per minute. The total case number increased by 280,000, or 9%, compared with year 2010.

In 2011, 2.11 million cancer-related deaths occurred in China, representing a year-on-year increase of 150,000 deaths, or 7.6%. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population, smoking and air pollution.

Radiotherapy is considered a mature treatment for many types of cancer. For example, nasopharyngeal cancer (“NPC”), also known as ‘Canton Cancer’, is the most prevalent cancer in Southern China, including Guangdong, Guangxi and Fujian Provinces, as well as Hong Kong and Taiwan. The most common treatment of NPC is radiotherapy or comprehensive therapy based on radiotherapy.

In the future, more advanced treatment methods, such as proton therapy, are expected to be used for the treatment of NPC patients. Proton therapy can significantly reduce the radiation damage to the critical organs. We are working with leading domestic and international medical institutions to develop a clinical workflow of proton therapy for NPC.

We are also working with such institutions to reduce the cancer survival rate gap between China and U.S., by providing more advanced medical treatment to our patients. We believe that our leading network and experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

We established most of the cooperative centers in our network through long-term lease and management services arrangements with our hospital partners. Under these arrangements, we receive a contracted percentage of each cooperative center’s revenue. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, positron emission tomography-computed tomography scanner (“PET-CT scanner”), or magnetic resonance imaging scanner (“MRI scanner”).

We provide clinical support services to doctors who work in the cooperative centers in our network. These services include developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. In addition, we help recruit and determine the compensation of doctors and other medical personnel in our network and are typically in charge of most of the non-clinical aspects of the centers’ daily operations, including marketing, training and administrative duties. Our hospital partners are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of the doctors in accordance with regulations.

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

We believe that our market-oriented management culture and practices allow us to manage cooperative centers more efficiently and offer more consistent and better patient services than our competitors. We believe that our success has allowed us to develop a strong reputation within the medical community, which in turn gives us a competitive advantage in gaining patient referrals and establishing new cooperative centers.

To complement our organic growth, we have selectively acquired businesses to expand our network of centers. In July 2008, we acquired China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange (the “AIM”) for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million by acquiring 100% of the equity interests of Tianjin Kangmeng Radiology Equipment Management Co., Ltd.

Since 2010, we have shifted our focus to developing our own proton centers, premium cancer hospitals and specialty cancer hospitals. We are establishing freestanding radiotherapy cancer centers in our network of centers in China which we will wholly own and register as specialty cancer hospitals with required departments, including radiation, imaging, test laboratory, inpatient and nursing. Datong Meizhong Jiahe Cancer Center, the first cancer hospital under our Meizhong Jiahe brand, opened preliminarily in May 2016 and officially opened for operations in May 2017. We plan to establish additional specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

We also plan to establish and operate premium cancer hospitals and proton centers in and out of China to develop our hospital business as part of our growth strategy. Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord International Hospital in Singapore that we acquired in April 2015 from Fortis Healthcare International and two planned hospitals in China, Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital. We commenced construction of Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital in September 2017 and November 2017, respectively.

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton beam therapy, the most sophisticated radiotherapy currently available in the market. We are in the process of establishing the Beijing Proton Medical Center, which we expect to be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use, and commenced construction in June 2017. In December 2012, we acquired indirect ownership of 19.98% of the equity interests of the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China.

Our business structure has evolved in recent years through the development of new specialty cancer hospitals, such as Datong Meizhong Jiahe Cancer Center, and premium hospitals, in view of the decreases in the number of patient cases due to the closure of some existing cooperative centers. Our total net revenues were RMB616.5 million, RMB455.0 million and RMB331.0 million (US$50.9 million) for the year ended December 31, 2015, 2016 and 2017, respectively. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2017, we operated an extensive network of 44 cooperative centers based in 30 hospitals, spanning 29 cities across 18 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the Ministry of Health. Our network includes 28 radiotherapy centers and 16 diagnostic imaging centers and includes no centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

Each cooperative center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each cooperative center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each cooperative center typically includes a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2017, we had 32 cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in these cooperative centers. We lease medical equipment to hospitals for a fixed period and establish and manage the cooperative centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from 5 to 20 years.

We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. The contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement. We also have cooperative centers that operate under revenue-sharing agreements, which stipulate the percentage of the revenue and the pre-operating expenses to be shared with our hospital partners.

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

In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement to resolve the remaining obligations of the parties or the division of assets that have been acquired for the cooperative centers. Under certain of these arrangements, our hospital partners must compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2017, we had such agreements for four cooperative centers. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2017, we had such agreements at five cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to cooperative centers in exchange for a fixed fee. The terms are usually similar to those of our lease and management services contracts. As our telemedicine business grows, we expect to enter into more of the technical services agreements with other hospitals in the future.

Brand Royalty Fees

Starting from the year of 2016, we granted several newly set-up specialty cancer hospitals, on a fixed annual fee, the right to use the brand of Meizhong Jiahe. For the year ended December 31, 2017, revenue from brand royalty fees amounted to RMB4.2 million (US$0.6 million).

Service Offerings in Our Network

Each of the cooperative centers in our network is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Set forth below is a summary of the principal treatment and diagnostic imaging systems provided at our cooperative centers.

Linear Accelerators External Beam Radiotherapy

As of December 31, 2017, we owned 10 linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes.

Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments.

Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, reducing the radiation damage to healthy tissues. In general, such advanced methods increase the medical service fees charged as compared to the maximum medical service fees that can be charged for treatments.

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

The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or not invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery.

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2017, we owned 14 gamma knife systems, including nine head gamma knife systems and five body gamma knife systems.

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

Body Gamma Knife Systems

Body gamma knife systems are used for the treatment of tumors located in the body but outside of the brain. Treatments using the body gamma knife are provided over a course of multiple sessions spanning several weeks. The radiation that converges from the individual beams is less concentrated than in head gamma knife systems due to the difficulty of fixing and restricting the movement of the body. The PRC State Food and Drug Administration (the “SFDA”) developed and approved this widely used technology in China.

Cyberknife

The CyberKnife Robotic Radiosurgery System is a non-invasive alternative to surgery for the treatment of both cancerous and noncancerous tumors anywhere in the body, including the prostate, lung, brain, spine, liver, pancreas and kidney. The treatment, which delivers beams of high dose radiation to tumors with extreme accuracy, offers new hope to patients worldwide.

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

As of December 31, 2017, we had two Cyber-knife centers in China. Our first CyberKnife® Robotic Radiosurgery System (the “CyberKnife System”) is located in Changhai Hospital, which treated over 621 patients in 2017. Our second Cyber-knife center is in Jinan City of Shandong Province, which treated over 80 patients in 2017.

Diagnostic Imaging

Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner combines a positron emission tomography (“PET”) scanner and a computed tomography (“CT”) scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner.

Other diagnostic imaging services offered in our cooperative centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of the date of this annual report, we owned four PET-CT scanners and 10 MRI scanners.

Medical Equipment Procurement

The medical equipment used in our network of centers is highly complex and usually a limited number of manufacturers worldwide produce such equipment. We typically purchase medical equipment used in our cooperative network directly from domestic manufacturers and through importers from overseas manufacturers.

In accordance with PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning. A large medical equipment procurement license must also be obtained prior to the purchase of such medical equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the Ministry of Health and the NDRC and large medical equipment procurement licenses are issued by the Ministry of Health.

For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, relevant provincial healthcare administrative authorities conduct procurement planning and approvals with ratification by the Ministry of Health. Provincial healthcare administrative authorities issue large medical equipment procurement licenses. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment.

These rules concerning procurement of large medical equipment apply to public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals in China, which have a separate procurement system. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulation of Medical Institutions—Large Medical Equipment Procurement License.”

Once non-profit hospitals have obtained large medical equipment procurement licenses, the purchase of medical equipment for such hospitals is conducted through a collective tender process. The tender process is centralized in accordance with the relevant PRC laws and regulations and is supervised by the NHFPC for Class A large medical equipment.

For Class B large medical equipment, the relevant provincial heath administrative authorities supervise the tender process. Equipment purchases by military hospitals are also conducted through a centralized collective tender process supervised by the general logistics department of the PLA. The government or military authority will appoint an agent to manage the tender process who must be certified by the government and be qualified to conduct the tender process. The agent publicizes information relevant to the tender process, such as the type of equipment requested by the hospital and the desired commercial terms.

The manufacturers prepare the tender document according to the agent’s requirement and submit their bids to the agent on or before the specified date. The agent then consults with industry experts in evaluating each bid and the industry experts make a determination on the winning manufacturer. When the tender process is complete, the results are publicly announced and an import permit is issued for the equipment of the winning manufacturer. We then begin negotiations with such manufacturer or its importer with respect to the purchase price and the purchasing terms for the equipment based on the general commercial terms submitted by such manufacturer in the tender process.

Other Treatment and Diagnostic Modalities

Our network of centers also includes cooperative centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes CT, ECT, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2015, 2016 and 2017, revenues derived from cooperative centers that provide such other services were approximately 8.9%, 13.5% and 2.1% of our total net revenues, respectively.

Financing Leases and Other Business Arrangements

We have entered into financing lease agreements in connection with sale and leaseback agreements with several hospitals to which we lease radiotherapy, diagnostic and other equipment. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between three to 10 years. The net investment in a financing lease ranges from RMB11.4 million to RMB78.0 million, depending on the types of equipment subject to the leases.

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

Specialty Cancer Hospitals

In addition to our cooperative centers, we are establishing specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. We intend for these specialty cancer hospitals to provide a complete and coordinated treatment program for cancer patients. We expect these hospitals to be centers of excellence in our network providing cancer treatments to patients using the latest radiotherapy technology in China in our network of centers.

Typically, in China the various specialist doctors such as surgeons, radiation oncologists or medical oncologists who provide care to a given cancer patient do not collaborate. We believe that the quality of cancer treatment will be greatly improved at our specialty cancer hospitals, because we will employ and manage the various specialist doctors directly and promote the appropriate coordination of their services for the benefit of cancer patients. We believe that these hospitals will play an important role in strengthening our reputation as the leading provider of radiotherapy services in China and developing our corporate brand.

We expect to wholly own and operate these specialty cancer hospitals. We expect to purchase all the medical equipment for these hospitals and employ and manage all the personnel, including doctors, nurses, medical technicians and administrative personnel. The specialty cancer hospitals will be licensed as for-profit hospitals in China and subject to PRC laws and regulations and permits requirements.

As for-profit hospitals, we do not expect that the medical service fees of our specialty cancer hospitals to be subject to price controls, although they will be subject to certain taxes not applicable to non-profit hospitals. We plan to fund the development of our specialty cancer hospitals with bank loans and cash on hand.

In October 2014, we established a wholly-owned radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds with a planned gross floor area of 5,983 square meters. It is the first free-standing center in our network of centers. Datong Meizhong Jiahe Cancer Center, opened preliminarily in May 2016 and officially opened for operation in May 2017.

The center is registered as a specialty cancer hospital with required departments, including radiation, imaging, test laboratory, inpatient and nursing. We plan to have this center apply to join the local social insurance coverage. This free-standing center facility constitutes an important step of our broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis centers in the future. We also plan to establish specialty cancer hospitals in Taizhou, Wuxi, Hangzhou and Nanchang in the future.

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

We appoint either an operations director or a project manager to each cooperative center. The director or manager provides most of the non-clinical aspects of the centers’ day-to-day operations, which include marketing, providing training and clinical education to doctors and other medical personnel in cooperative centers and other general administrative duties such as arranging for the repair and maintenance of medical equipment. Budgets for each cooperative center are established annually based on discussions between our hospital partners and us. Costs incurred at the cooperative centers usually require approval of both our hospital partners and us. As a matter of practice, certain major expenditures of the cooperative center are subject to further approval by our hospital partners’ management and our management.

We have established operating procedures and a comprehensive quality assurance program designed to ensure that our cooperative centers operate efficiently and provide consistent and high quality services. The operating procedures cover the use and maintenance of the medical equipment and interactions with patients, from initial patient appointment and registration to post-treatment follow-up. The operations director or project manager of each cooperative center is primarily responsible for ensuring the adherence to our operating procedures and comprehensive quality assurance program.

At the corporate level, we have established a dedicated operations department to supervise and provide support to ensure the effective operation of each cooperative center. We actively monitor the activities of each cooperative center and conduct scheduled annual evaluations for the cooperative centers. These evaluations focus on whether our operating personnel follow applicable procedures and perform at the expected level. In addition to the scheduled annual review, we conduct unscheduled evaluations for certain randomly selected centers.

The results of these evaluations help determine the compensation received by our operations directors or project managers and our other employees at the cooperative centers. We receive weekly reports on the operating activities for each cooperative center, which help us identify opportunities for improvement with respect to various aspects of each center’s operations. We also have a risk management department that helps to ensure that we meet applicable PRC laws and regulations and compliance standards for the operation of our business. We have also adopted a code of ethics.

For our specialty cancer hospitals, we intend to maintain full operating control over all clinical and non-clinical aspects of its operation, including direct supervision over medical decisions made by doctors.

Staffing

In addition to the operations director or project manager appointed by us to each cooperative center, we typically staff each cooperative center with dedicated marketing and accounting personnel. Our hospital partners appoint medical directors to the cooperative centers and, except in very limited cases, they also assign all of the doctors and other medical personnel to the cooperative centers.

However, we also help our hospital partners to recruit many of the doctors or medical personnel that provide services at the cooperative center. We provide feedback to our hospital partners as to the suitability and performance of the doctors and other medical personnel at each cooperative center, and work with our hospital partners to help ensure that each cooperative center is staffed with the most qualified and suitable personnel. In addition, we help our hospital partners determine the compensation of doctors and other medical personnel providing services in our network of centers.

On a limited basis, we also enter into employment agreements with doctors to work at cooperative centers in our network after consulting with our hospital partners where such centers are based. We are establishing specialty cancer hospitals, such as Datong Meizhong Jiahe Cancer Center. We expect to be responsible for employing and managing all personnel of such specialty cancer hospitals, including doctors and other medical personnel, in the future.

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

The doctors at the designated training centers evaluate the performance of the medical professionals of the new center and ensure that they can provide high quality clinical care. In addition, we arrange training for the medical staff with the medical equipment manufacturers.

We also periodically provide follow-up training at selected centers and host academic conferences and semi-annual academic seminars where doctors and other medical personnel from our network of centers and medical experts in China share their knowledge and clinical experience. From time to time, we invite experts from professional or academic institutions, such as the Oncology Hospital of the Chinese Academy of Medical Science, to give lectures and provide guidance as to the latest developments and trends in radiotherapy treatments.

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

Doctors in China have historically had limited opportunities for discussions or consultations with doctors outside of their own hospital. Our network offers doctors the opportunity to consult with each other on challenging cases and treatments. In addition, we have developed treatment protocols that are introduced to each cooperative center and can be followed by doctors in our network of centers.

We also evaluate the clinical activities of each cooperative center as part of our annual evaluations to ensure that high quality treatments or services are provided to patients. We also publish an internal quarterly magazine titled “Stereotactic Radiosurgery” that highlights the different clinical cases treated in our centers and the latest developments in radiosurgery treatment. We further assist in the publication of other literature related to radiosurgery.

Marketing

Marketing efforts for each cooperative center in our network are primarily initiated and implemented by the marketing personnel or the operations director or project manager at each cooperative center with the support of our headquarters. Each center’s marketing efforts are directed at other doctors in the hospital where the cooperative center is based and at other local hospitals.

These marketing efforts focus on informing such doctors of the applicability and benefits of radiotherapy and the expertise and experience of the doctors at the cooperative centers. We also create and distribute educational materials and brochures and engage in consumer advertising and educational campaigns through television, magazines and electronic media.

Each cooperative center must report its marketing activities to us, and we closely monitor such activities and provide approval for major marketing initiatives. We also oversee the budget for marketing activities at the cooperative centers.

We assist the cooperative centers by providing relevant content for marketing materials and help coordinate with leading experts in the medical community to attend conferences or seminars hosted by the centers. As our network of centers expands and as we began operating the first of our specialty cancer hospitals in the first half of 2017, we plan to begin centralizing certain of our marketing and advertising efforts.

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

After the revenue net of specified operating expenses of a cooperative center is agreed upon between us and our hospital partner, we will bill our hospital partner for our portion of the revenue determined based on our contracted percentage. Our hospital partners will then go through their internal approval process, which usually takes about 45 days from the time of billing before making payments to us. We have implemented accounting procedures at each of the cooperative centers in our network, and perform periodic reviews to help ensure that such activities are properly conducted. For our specialty cancer hospitals, we are responsible for patient billing and fee collection.

Medical Equipment Maintenance and Repair

The equipment manufacturers or third party service companies typically carry out equipment maintenance and repair. The manufacturers typically provide equipment warranties for a period of one year. After the warranty period expires, we typically enter into service agreements with the manufacturers or third party service companies to provide periodic maintenance and repair services.

We have also established a dedicated engineering team that is responsible for the general preventive maintenance of medical equipment used in our network of centers. Our engineering team serves as an initial point of contact when problems arise and coordinates with equipment manufacturers or a third-party service company to help ensure that problems are resolved in a timely manner.

Pricing of Medical Services

Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit civilian hospitals. Military hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by nonprofit civilian medical institutions and military hospitals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment and examination fees set by the Chinese government.”

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

Our Premium Cancer Hospitals

Permits Needed to Establish a Medical Institution

In order to establish a medical institution, we need to apply for and receive approvals and permits/licenses from various government authorities and agencies. Since 2011, foreign invested healthcare services institutions have moved from the “restricted” to the “allowed” category. In addition, since 2012, companies that are registered in Hong Kong, Macau and Taiwan are permitted to establish wholly-owned medical institutions in selected cities in China, including Shanghai, Chongqing, Jiangsu, Fujian, Guangdong and Hainan Provinces, after obtaining relevant permits from the local authorities and agencies, the procedure of which may be substantially different in various regions.

The procedure to establish a wholly-owned foreign medical institution in Beijing, for instance, requires applications to the several government agencies and departments, including local public health bureau, fire department and environmental protection bureau. These agencies need to review the application from different perspectives, such as compliance with local healthcare planning, fire safety and environment impact. If radiation therapy is included in the services to be offered, radiation protection review will be included in the procedures as well.

After reviews are completed and approvals from the above agencies are received, we can apply to the local public health bureau for a Permit of Operations for Foreign Invested Medical Institution. Then we need to apply to the Beijing Municipal Bureau of Commerce for Permit to Establish Foreign Invested Corporation, after which we can apply to the local Administration of Industry and Commerce to obtain a license for the registration of the corporation. All of our self-owned hospitals have received these permits or equivalents.

Shanghai Concord Cancer Hospital

In April 2014, we received the relevant government approval for the establishment of Shanghai Concord Cancer Hospital, a 400-bed cancer specialty hospital with a planned gross floor area of 158,769 square meters in Shanghai New Hongqiao International Medical Center. Our Shanghai Concord Cancer Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system.

The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. We are in the process of finalizing the pre-construction work. The construction of this hospital project commenced in September 2017 with an estimated construction period of three years.

Guangzhou Concord Cancer Hospital

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Cancer Hospital, a 400-bed specialty hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the Ministry of Health of Guangdong Province.

Guangzhou Concord Cancer Hospital was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017 with an estimated construction period of two years.

Concord International Hospital

As a part of our overseas business expansion, we acquired 100% of the equity interests of Fortis Surgical Hospital from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd., for SGD55.0 million (RMB253.5 million) in cash in April 2015. We changed the name of the hospital to Concord Cancer Hospital in October 2015. In June 2017, we changed its name to Concord International Hospital. Concord International Hospital has 31-bed patient capacity and provides oncology as its main service, including medical oncology and surgical oncology, in Singapore.

Concord International Hospital is a private facility in Singapore that was originally established in July 2012. We plan to establish Concord International Hospital as a platform for high-end medical treatment that will also include academic research targeting patients in Singapore as well as patients coming from China as part of our efforts to expand overseas business.

Our Proton Centers

Beijing Proton Medical Center

We have entered into a framework agreement with Chang’an Information Industry (Group) Co., Ltd. and China-Japan Friendship Hospital to establish Beijing Proton Medical Center. We expect the Beijing Proton Medical Center to allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients.

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

The framework agreement contemplates that we are to invest equity capital to the Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., King Cheers and China-Japan Friendship Hospital. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. 100% equity interest in Beijing Century Friendship, which held 55% equity interest in Beijing Proton Medical Center and was set up for the construction of Beijing Proton Medical Center, for total cash consideration of RMB100.6 million.

As a result, we held a total of 80% equity interests in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. During 2017, there were more investments injected to Beijing Century Friendship and Beijing Proton Medical Center. See “Item 4. Information on the Company—History and Development of the Company.”

As of December 31, 2017, our total equity interests in Beijing Proton Medical Center decreased from 80% to 48.16%, with the remaining equity interests held by China-Japan Friendship Hospital and parties from Zhongrong. We have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project commenced in June 2017 with an estimated construction period of two years.

The MD Anderson Cancer Center (The Province Therapy Center)

In December 2012, we acquired indirect ownership of 19.98% of the equity interests of the MD Anderson Proton Therapy Center, and in August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner. The MD Anderson Proton Therapy Center is a leading proton treatment center in the world.

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

The MD Anderson Proton Therapy Center is an affiliate of The University of Texas MD Anderson Cancer Center. Opened in 2006, it was the fourth proton treatment center in the U.S. For nine of the past 10 years, The University of Texas MD Anderson Cancer Center has been ranked the leading in cancer hospital in the U.S. News & World Report’s “Best Hospitals” survey.

The MD Anderson Proton Therapy Center is an international center of excellence for proton therapy, research and education. It is the world’s first proton therapy facility located within a comprehensive cancer center and the only proton therapy center that is part of the top-ranked cancer center in the world. Its highly skilled and experienced cancer care team includes radiation oncologists, pediatric radiation oncologists, research nurses, registered nurses, radiation therapists, medical dosimetrists, physicists and other cancer professionals who work to provide an individualized treatment plan for each patient’s cancer.

The MD Anderson Proton Therapy Center houses four treatment rooms that include one fixed beam room and three equipped with gantries within 96,000-square-feet of space. Each gantry is three stories tall, 35 feet in diameter, weighs 190 tons and rotates around a patient to direct the proton beam precisely at the cancerous tumor. The center also includes clinical space and examination rooms for consultations and patient visits, anesthesiology work areas, holding and recovery areas, medical dosimetry areas for treatment planning and other areas related to the care, treatment, education and research of proton technology. In addition, the Proton Therapy Center has a dedicated, on-site machine shop that produces the apertures and other pieces needed to precisely and effectively deliver proton therapy to patients.

Business Development

Our business development team is responsible for pursuing opportunities to develop cooperative centers with hospitals and our hospital investment team is responsible for pursuing opportunities to establish proton centers, premium cancer hospitals and specialty cancer hospitals. When examining potential opportunities, we take into account factors that include:

•	population density, demographics and the level of economic development of the regions or cities in which such new centers and hospitals would be located; and

•	the reputation of the potential hospital partner and its doctors, nurses and other personnel and the number of licensed patient beds and patient volume for our planned cooperative centers.

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee consists of several of our senior executives and members of our board of directors, and includes chairman of the committee, Dr. Jianyu Yang, Mr. Yaw Kong Yap and two rotating regional directors. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

Seasonality

During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals.

Since our cooperative centers are located within the government hospitals, they are also subject to seasonality of the patient traffic. Our planned proton center, premium cancer hospitals and specialty cancer hospitals will also be affected by seasonality, although to a lesser degree, as cancer patients need to receive treatment and diagnosis immediately.

Competition

The radiotherapy and diagnostic imaging markets in China and Singapore are fragmented and competition is intense. The cooperative centers in our network and our hospital compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy and diagnostic imaging services either directly or in conjunction with third parties, such as China Renji Medical Group Ltd.. In addition, since hospitals typically establish radiotherapy and diagnostic imaging centers located on their premises through long term lease and management services arrangements with us or our competitors, in a given locality over a given period only a limited number of top-tier hospitals may not yet have entered into long-term arrangements with us or other companies.

Certain medical equipment that can be purchased by us or our hospital partners, such as head gamma knife systems of PET-CT scanners, further limit the number of top-tier hospitals that we or our competitors can enter into arrangements with in a given period. We primarily compete with our competitors based on the range of services provided, the reputation of cooperative centers in our network and our hospital among doctors and patients in China and Singapore and level of patient service and satisfaction.

In addition, we compete with those who offer other types of available treatment methods that we do not offer, such as chemotherapy, surgery, different forms of radiotherapy that we do not offer, other alternative treatment methods commercialized in recent years and certain treatments that are currently in the experimental stage. These treatments may be more effective or less costly, or both, compared to the treatment methods that our centers and hospital provide.

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 23 other trademarks, including “Concord Medical”, as of the date of this annual report. We also own the rights to 134 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network.

We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally does not directly depend on any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture.

As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may materially adversely affect our business.”

As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio. The protection of these rights is important to our reputation and branding strategy and the continued growth of our business.

Environmental Matters

The Ministry of Health enacted the Administrative Measures on Medical Wastes Management of Medical Institutions in 2003, which sets forth the management of and criteria for the disposal of medical waste generated in the operation of medical institutions. As the supervising authority, the environmental protection authority at the county or higher levels is responsible for environmental inspections of hospitals within their jurisdictions. The Ministry of Health and the environmental protection authorities have also promulgated a series of regulations on the disposal of dangerous medical waste and the requirements of vehicles used to transport medical wastes.

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

Insurance

We maintain property insurance on many of the medical equipment used in our network of centers to protect against loss in the event of fire, earthquake, flood and a wide range of natural disasters. We do not typically maintain any professional malpractice liability insurance since we do not employ the doctors and other medical personnel providing services in cooperative centers, except in very limited cases and the centers are located on the premises of our hospital partners. Accordingly, we are not directly responsible for any incidents that occur in the course of providing treatment.

However, as certain agreements entered into with our hospital partners require us to share in the expenses related to medical disputes and for such expenses to be included as the expenses of the cooperative centers, we have obtained malpractice liability insurance for a limited number of centers. We have also obtained malpractice liability insurance for our hospital in Singapore. We do not maintain product liability insurance for medical equipment. Except for our own hospital in Singapore we do not maintain real property insurance on the cooperative centers as this is the responsibility of our hospital partners.

We do not maintain business interruption insurance or key employee insurance for our executive offices as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of the medical equipment in our network of centers or inadequate insurance carried by our partner hospitals as to their respective centers could significantly disrupt the operation of centers in our network and materially adversely affect our business, financial condition and results of operations.

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

On August 29, 2008, the SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used. This notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of SAFE Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. Furthermore, SAFE promulgated a circular on November 19, 2010 (generally known as Circular No. 59), which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On August 4, 2014, SAFE issued SAFE Circular 36 that launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, an ordinary foreign-invested enterprise in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in SAFE Circular 36.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“SAFE Circular No. 37”), which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular No. 75”) promulgated by SAFE on October 21, 2005.

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

Currently, several of our beneficial owners who are residents in the PRC and are or may be subject to the requirements of making registration with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we cannot assure you that all of our beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Relevant PRC foreign exchange rules may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

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

Pursuant to Circular No. 106, employee stock award plans and employee share option plans of special purpose vehicles must be filed with the SAFE while applying for the registration for the establishment of the special purpose vehicles. After employees exercise their options, they must apply for an amendment to the registration for the special purpose vehicle with the SAFE. We intend to comply with these regulations and to ask our PRC optionees to comply with these regulations. In accordance with the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas issued by SAFE on February 15, 2012, individuals who participate in equity incentive plans of the same overseas listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency to handle issues like foreign exchange registration, account establishment, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchase and sale of corresponding stocks or equity, and transfer of corresponding funds. However, as these rules have only been recently promulgated, it is currently unclear how these rules will be interpreted and implemented. If the applicable authorities determine that we or our PRC optionees have failed to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM , the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle, formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the M&A Rule due to the fact that Shanghai Medstar and Aohua Technology were already foreign-invested enterprises before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

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

Regulations in Singapore

Singapore’s healthcare system is regulated by the Ministry of Health of Singapore and its statutory boards (the “MOH of Singapore”). All healthcare facilities such as hospitals, medical centers, community health centers, nursing homes, clinics (including dental clinics) and clinical laboratories (including x-ray laboratories) are required to apply for licenses under The Private Hospitals and Medical Clinics Act (Chapter 248) and the regulations made thereunder, or the PHMC Act/Regulations. All healthcare facilities are also required to maintain a good standard of medical/clinical services under the PHMC Act/Regulations.

License Required by Our Company

Pursuant to the PHMC Act which was issued in 1980 and revised in 1999, no premises or conveyance shall be used as a private hospital or healthcare establishment except under the authority and in accordance with the terms and conditions of a license issued by the MOH of Singapore; if a private hospital or healthcare establishment is not licensed or is used otherwise than in accordance with the terms and conditions of its license, every person having the management or control thereof shall be guilty of an offence and shall be liable on conviction to a fine not exceeding SGD20,000 or to imprisonment for a term not exceeding 2 years or to both; the MOH of Singapore may order the person having the management or control of any unlicensed private hospital or healthcare establishment to close that private hospital or healthcare establishment either forthwith or within such time as they may specify; and if the person to whom an order is given fails to comply with the order, he shall be guilty of an offence and shall be liable on conviction to a fine not exceeding SGD10,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a continuing offence, to a further fine not exceeding SGD1,000 for every day or part thereof during which the offence continues after conviction. We have obtained a license from the MOH of Singapore to operate Concord International Hospital.

Registration of Medical Practitioner

The Singapore Medical Council, a statutory board under the MOH of Singapore, maintains the Register of Medical Practitioners in Singapore, administers the compulsory continuing medical education (generally known as CME) programme and also governs and regulates the professional conduct and ethics of registered medical practitioners. Pursuant to the Medical Registration Act (Chapter 174) which was issued in 1997 and revised in 2014, no person shall practice as a medical practitioner or do any act as a medical practitioner unless he is registered under this act and has a valid practicing certificate.

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

Group Structure

Outside PRC mainland
Concord Medical Services Holdings Ltd. (Cayman)
100%
Ascendium Group Ltd. (BVI)
ZR ConcordHealthcare Investment Fund SP
25%
100%
100%
US Proton Therapy Holdings Ltd.(BVI)
Concord Medical Services (International) Pte. Ltd
100%
100%
US Proton Therapy Holdings Ltd. (Delaware)
Concord Healthcare Singapore Pte. Ltd
100%
100%
100%
85.71%
100%
100%
100%
100%
Concord Hospital Management Group Ltd.(HK)
Our Medical Services Ltd. (BVI)
China Medical Services Holdings Ltd(HK)
CCM(HONG KONG)Medical Investments Ltd. (HK)
King Cheers Holdings Ltd.(HK)
CMS Radiotherapy Holdings Ltd.(USA)
Global Medical Imaging (HongKong) Ltd.(HK)
Cyber Medical Network Ltd. (HK)
Medstar Overseas Ltd. (BVI)
100%
70%
70%
99%
100%
Wuxi Concord Medical Development Ltd.
100%
Guangzhou Concord Cancer Hospital Ltd
Medstar (Shanghai) Leasing Co., Ltd.
100%
100%
95%
Taizhou Concord Leasing Ltd.
Shanghai Concord Medical Cancer Hospital
Tianjin Concord Medical Technology Limited
5%
Beijing Concord Medical Technology Limited
30%
23.77%
61.12%
Shenzhen Aohua Medical Technology Development Co.,Ltd.
100%
Beijing Meizhong Jiahe Hospital Management Co., Ltd.
0.44%
Guangzhou Jinkangshenyou Investment Ltd.
100%
Shanghai Taifeng Medical Technology Ltd.
95%
Beijing Yundu Internet Technology Co., Ltd
5%
100%
Shenzhen Concord Medical Investments Limited
100%
Datong Meizhong Jiahe Cancer Center
PRC mainland

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

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,930	May 2018	Office space
Beijing	29	June 2018	Office space
Beijing	253	January 2019	Office space
Shanghai	30	October 2018	Office space
Shenzhen	522	December 2018	Office space
Tianjin	342	April 2019	Office space

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

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(4)(5)
Singapore	2,544	31	Concord International Hospital	Owned	Acquired in 2015

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(4)(5)
Shanghai(1)	158,769	400	Shanghai Concord Cancer Hospital	Owned	Held for future development
Guangzhou(2)	40,000	400	Guangzhou Concord Cancer Hospital	Owned	Held for future development
Wuxi(3)	8,743	200	Planned Specialty Cancer Hospital Project	Owned	Held for future development
Datong	5,983	100	Datong Meizhong Jiahe Cancer Center	Leased (Expire in September 2034)	Under construction

(1)	In July 2015, we entered into the land grant contract for one land parcel in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Concord Cancer Hospital.

(2)	In August 2012, we entered into the land grant contract for one land parcel in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our planned Guangzhou Concord Cancer Hospital.

(3)	In January 2016, we entered into the land grant contract for one land parcel in Wuxi, Jiangsu Province with an aggregate site area of 8,743 square meters for our planned specialty cancer hospital project in Wuxi.

(4)	See “Item 4. Information on the Company—B. Business Overview—Our Network of Centers,” “Item 4. Information on the Company—B. Business Overview—Our Premium Cancer Hospitals” and “Item 4. Information on the Company—B. Business Overview—Our Proton Centers” for more details of each our hospital projects.

(5)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following primary medical equipment as of December 31, 2017, which are located in the various centers across our network:

Number of primary medical equipment owned(1):
Linear accelerators	10
Head gamma knife systems	9
Body gamma knife systems	5
PET-CT scanners	4
MRI scanners	10
Others(2)	6
Total	44

(1)	Excluding data from five centers under service-only agreements as of December 31, 2017.

(2)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. See “—G. Safe Harbor.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information —D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. We have established most of the cooperative centers in our network through long-term lease and management services arrangements with hospitals typically ranging from 5 to 20 years. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner.

We manage each cooperative center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners. In December 2014, we sold the 52% equity interest in Chang’an Hospital and WHT for total cash consideration of approximately RMB397.9 million (US$61.2 million), in order to concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Financial results from Chang’an Hospital and WHT prior to the disposal were reclassified as “net income from discontinued operations” in the consolidated statements of comprehensive income (loss).

In April 2015, we acquired 100% of the equity interest in Concord International Hospital for total cash consideration of SGD55.0 million (RMB253.5 million). After the completion of this acquisition, the results of operations of Concord International Hospital were consolidated into our results of operation commencing in the second quarter of 2015.

In January 2016, we acquired 100% equity interest in Beijing Century Friendship, which held 55% equity interest in Beijing Proton Medical Center, with for total consideration of RMB100.6 million. After the completion of this acquisition, we held a total of 80% of the equity interests of Beijing Proton Medical Center through Beijing Century Friendship and King Cheers and the results of operations of Beijing Century Friendship and Beijing Proton Medical Center were consolidated into our results of operation commencing in the first quarter of 2016.

During 2017, more investments were made in Beijing Century Friendship and Beijing Proton Medical Center. See “Item 4. Information on the Company—History and Development of the Company.” As of December 31, 2017, our equity interests in Beijing Century Friendship decreased from 100% to 42.1% and our total equity interests in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%. The results of operations of Beijing Century Friendship and Beijing Proton Medical Center were therefore not consolidated into our results of operation commencing in the third quarter of 2017. In 2016, we and ZR Guofu established an offshore fund, SP, and an onshore fund, Guofu Huimei, for the purpose of investments in our hospital business.  See “Item 4. Information on the Company—A. History and Development of the Company.” The offshore fund SP is determined as a variable interest entity as the cash injection from ZR Guofu was not equity at risk. 75% equity interest in SP held by the ZR Guofu is contractually required to be repurchased by us at the end of four years from the establishment of SP at a consideration equivalent to the investment cost of RMB521.4 million. ZR Guofu is also entitled to an annual premium at 15% for its capital contribution of RMB521.4 million in SP in the form of interest expense and consultation expense. In addition, our shares in Beijing Century Friendship, certain construction in progress and certain prepaid land lease payments are pledged to secure our obligation to repurchase capital contribution from ZR Guofu. As we maintain the power to direct the activities that most significantly affect SP’s economic performances through agreed terms of supplemental contracts and absorbs the expected losses of SP, we are the primary beneficiary of SP and have consolidated SP and its subsidiaries. The onshore fund Guofu Huimei is not a variable interest entity. We do not control but can exercise significant influence over Guofu Huimei and thus recorded Guifu Huimei as an investment under equity method.

Our business has dropped in recent years due to termination of some cooperative centers and hospitals which resulted in decreases in the number of patient cases in our network and hospitals. Our total net revenues decreased to RMB331.0 million (US$50.9 million) in 2017 from RMB455.0 million in 2016 and RMB616.5 million in 2015, primarily due to termination of centers and reduction in profit sharing amount due to the change in profit sharing ratio for centers that are at the later stage of cooperative agreements.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China and in the regions in which we have operations. According to a report by Frost & Sullivan, patients diagnosed with cancer in China increased from approximately 2.8 million patients in 2003 to 3.5 million patients in 2008. The total number of new cancer cases in China was 3.5 million in 2012, according to 2012 Chinese Cancer Registry Annual Report. According to CA Cancer J Clin, new cancer cases will increase to approximately 4.3 million in China in 2015.

Based on a survey conducted by the Ministry of Health, the increase in cancer cases is primarily attributable to demographic changes and urbanization. With the continued increase in disposable income, government healthcare spending and medical insurance coverage, there has been a considerable increase in demand for cancer diagnosis and treatments and we have been able to grow our business significantly by providing high quality radiotherapy and diagnostic imaging services in China to address these needs. In addition, public hospitals generally lack the financial resources to purchase, or the expertise to operate, radiotherapy and diagnostic imaging centers. Such factors combined have contributed favorably to the growth of our business.

We believe that the radiotherapy and diagnostic imaging market will remain favorable in the future. However, changes in the cancer treatment market in China, whether due to changes in government policy or any decrease in the number of cancer cases treated by radiotherapy in China, may adversely affect our results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry.”

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

Our Ability to Expand Our Network of Centers and Our Hospitals in and out of China

As of December 31, 2017, our network consisted of 44 cooperative centers based in 30 hospitals, spanning 29 cities across 18 provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing specialty cancer hospitals in our network as well as proton centers and premium cancer hospitals in China.

The development of these hospitals is an important step of our broader strategy and is expected to become the key driver of our future growth. Each additional center and hospital that we develop increases the number of patient cases treated in our network and hospitals and contributes to our revenue growth. However, new cooperative centers developed by entering into new arrangements with hospital partners and our planned hospitals generally involve a ramp-up period during which time the operating efficiency of such centers and hospitals may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional cooperative centers and hospitals through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from cooperative centers and hospitals established through acquisitions.

Furthermore, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network and our hospitals. Our ability to expand, and to optimize the number of cooperative centers and specialty cancer hospitals in our network and our hospitals will depend on a number of factors, such as:

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

We closed 12 cooperative centers, 7 cooperative centers and 14 cooperative centers in 2015, 2016 and 2017, respectively due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward. Our first specialty cancer hospital, Datong Meizhong Jiahe Cancer Center, opened preliminarily in May 2016 and officially opened for operation in May 2017.

Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord International Hospital in Singapore, which we acquired in April 2015 from Fortis Healthcare International, and two planned hospitals in China, Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital. We commenced construction of Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital in September 2017 and November 2017, respectively.

We are establishing the Beijing Proton Medical Center, which we expect to be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use, and commenced construction in June 2017. In December 2012, we acquired indirect ownership of 19.98% of the equity interests of the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional 7.04% of the equity interests in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the operation of future proton centers in China.

The Number of Patient Cases Treated in Our Network and Our Hospitals

Increasing the number of patient cases diagnosed and treated at our existing centers and hospital is important for the growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network and our hospitals based on factors such as the reputation of the center and hospital, the location of the center and hospital and the reputation of the doctors who provide services in the center and hospital. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network and our hospital.

Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers and our hospital. There is also typically a ramp-up period for newly established centers and hospital during which acceptance by doctors and patients of such new centers and hospital gradually pick up and the number of patient cases increase. The numbers of our treatment and diagnostic patient cases were 16,300 and 217,991 in 2017, respectively, representing a decrease of 26.9% and a decrease of 20.9% from 2016, respectively.

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

In the event that specified operating expenses exceed the revenues of the cooperative center, we would collect no revenues from such center. As a result, our ability to negotiate a higher contracted percentage and our ability to contain operating expenses will significantly affect our revenues and profitability.

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

We are currently in the process of establishing proton centers, premium cancer hospitals and specialty cancer hospitals that we will majority owned and operate. For such hospitals, we will need to hire a significant number of medical and other personnel and incur other start-up costs that will result in an increase in our operating expenses without a corresponding increase in revenues during the initial ramp-up period. As a result, our profitability may be negatively affected.

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

The maximum medical service fees for the same treatment using the same equipment may differ among provinces and regions. Centers and hospitals established in provinces or regions with a significantly higher price ceiling may result in an increase in our revenues derived from such centers and hospitals and higher profit margin for the centers and hospitals, resulting in an increase in our profitability. In addition, certain medical services allow us to charge higher fees than other types of medical services.

For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB15,000 to RMB16,000 per patient case, with each treatment lasting one session for approximately 30 to 90 minutes, medical service fees for treatments provided through body gamma knife systems typically range from approximately RMB20,000 to RMB30,000 per patient case, with each treatment lasting three to six sessions and 30 to 60 minutes each, and medical service fees for treatments provided through linear accelerators typically range from approximately RMB5,000 to RMB60,000 per patient case, with each treatment lasting from 30 to 40 sessions and 10 to 20 minutes each.

In addition, linear accelerators can be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments such as three-dimensional conformal radiation therapy, which significantly increase the medical service fees per treatment. Furthermore, diagnostic imaging services typically have lower profit margins than radiotherapy treatments.

The Cost of Our Medical Equipment

Depreciation expense associated with the medical equipment that we purchase and use in our centers and hospitals represents a significant portion of our cost of revenues. Our ability to reduce the price of medical equipment purchased, thereby reducing the depreciation expense associated with the medical equipment purchased, will increase our profitability. Our extensive network of centers has provided us with increased bargaining power with equipment manufacturers.

We have entered into strategic agreements with certain medical equipment manufacturers in order to lower the average cost of our equipment. These agreements provide that we will receive preferential pricing if we purchase a certain number of units of equipment from a manufacturer within a given period. However, we are not required by such agreements to commit to purchase a minimum number of units of equipment from such manufacturers or precluded from purchasing equipment from other manufacturers.

We aim to continue to enter into additional strategic agreements with medical equipment manufacturers to reduce the cost of our equipment in the future. Furthermore, we expect the purchase prices of our primary medical equipment to decrease over time as a result of technological advancement and increased competition.

Financial Impact of Our Acquisitions and Disposals

The consideration we paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized.

In June 2012, we acquired, through Cyber Medical and Shanghai Medstar, 52% of the equity interests of Chang’an Hospital for total cash consideration of approximately RMB248.8 million, which gave us effective control over the full capacity of 1,100 beds in Chang’an Hospital. The results of operations of Chang’an Hospital were consolidated into our results of operation commencing in the third quarter of 2012.

In December 2014, we sold the 52% equity interest in Chang’an Hospital and WHT for total cash consideration of approximately RMB397.9 million (US$61.2 million), in order to concentrate on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. Financial results from Chang’an Hospital and WHT were reported as discontinued operations for all periods presented.

In April 2015, we acquired 100% of the equity interests of Concord International Hospital for total cash consideration of SGD55.0 million (RMB253.5 million). After the completion of this acquisition, the results of operations of Concord International Hospital were consolidated into our results of operation commencing in the second quarter of 2015.

In December 2012, we acquired 19.98% of the equity interests in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, for total consideration approximately US$32.3 million. In August 2015, we acquired additional 7.04% of the equity interests of the MD Anderson Proton Therapy Center from an existing owner of the general partner, for total consideration of approximately US$4.6 million. Financial results from the MD Anderson Proton Therapy Center were reported as income (loss) from equity method investments since 2015.

In January 2016, we acquired 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, for total consideration of RMB100.6 million. As a result, we held a total of 80% of the equity interests of Beijing Proton Medical Center through Beijing Century Friendship and King Cheers Center and the results of operations of Beijing Century Friendship and Beijing Proton Medical Center were consolidated into our results of operation commencing in the first quarter of 2016. During 2017, there were more investments injected to Beijing Century Friendship and Beijing Proton Medical Center. See “Item 4. Information on the Company—History and Development of the Company.”

As of December 31, 2017, our equity interests in Beijing Century Friendship decreased from 100% to 42.1% and our total equity interests in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%, and as a result, Beijing Century Friendship and Beijing Proton were not our consolidated subsidiaries commencing in the third quarter of 2017.

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Net Revenues
Network business	597,746	97.0	443,601	97.5	299,321	46,005	90.4
Hospital business	18,739	3.0	11,441	2.5	31,656	4,865	9.6
Total net revenues	616,485	100.0	455,042	100.0	330,977	50,870	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
PRC	597,746	97.0	443,601	97.5	302,304	46,463	91.3
Singapore	18,739	3.0	11,441	2.5	28,673	4,407	8.7
Total net revenues	616,485	100.0	455,042	100.0	330,977	50,870	100.0

Network business

Revenues generated from our network business consist of revenues derived from our network of centers that are directly related to the number of patient cases treated in our cooperative centers. We receive a contracted percentage of each center’s revenue. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the cooperative centers. The operating expenses of cooperative centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the cooperative center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses.

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

We also provide management services to a limited number of cooperative centers through service-only agreements under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2017, we managed 13 centers under service-only agreements.

For medical services provided at the cooperative centers, patients pay fees directly to our hospital partners and we are not responsible for patient billing and fee collection. Medical service fees in China are typically paid in full upfront by patients prior to receiving services. Generally, patients claim reimbursements, if any is available under the applicable public or private medical insurance plans. As a result, hospitals do not generally experience bad debt problems. However, the healthcare reform announced by the PRC government in January 2009 has introduced pilot public medical insurance plans.

Under these plans patients are only responsible for paying their deductible amounts upfront and hospitals are responsible for seeking reimbursements from the relevant government authorities after the treatments are provided. Certain of the hospitals in which some of the centers in our network are based are involved in such pilot medical insurance plan. We do not expect such change in payment timing to materially affect our ability to collect our contracted percentage from our hospital partners. However, the ability of our hospital partners to collect medical service fees from government authorities in a timely manner may affect the timing of payments made by our hospital partners to us as a result.

In the past, we have recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB1.8 million, RMB0.06 million and RMB1.3 million (US$0.2 million) as of December 31, 2015, 2016 and 2017, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2015, 2016 and 2017, net revenue derived from our top five hospital partners amounted to approximately 25.3%, 27.7% and 32.7%, respectively, of our total net revenues. Our largest hospital partner accounted for 7.5%, 9.9% and 12.5%, respectively, of our total net revenues during those periods.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of centers	Aggregate revenues in 2017		Percentage to total revenues
		RMB in thousands	US$ in thousands
2018	3	1,568	241	0.47
2019	2	12,205	1,878	3.68
2020	2	8,498	1,307	2.56
2021	7	72,727	11,189	21.94
2022	4	18,102	2,785	5.46
Total	18	113,100	17,400	34.11

Hospital business

Revenues generated from our hospital business consists of medicine income and medical service income generated from our self-owned hospitals. Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospitals.

Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. In 2017, we derived all of our revenues from hospital business from the operation of Concord International Hospital in Singapore.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues	353,336	57.3	286,543	63.0	232,979	35,807	70.4
Gross profit	263,149	42.7	168,499	37.0	97,998	15,063	29.6
Operating expenses:
Selling expenses(1)	112,815	18.3	70,093	15.4	43,608	6,702	13.2
General and administrative expenses(1)	132,952	21.6	205,908	45.3	237,646	36,526	71.8
Impairment of long-lived assets	23,125	3.8	61,124	13.4	28,600	4,396	8.6
Total operating expenses	268,892	43.7	337,125	74.1	309,854	47,624	93.6

(1)	Our selling expenses included share-based compensation in the amount of RMB0.8 million, RMB0.8 million and RMB1.5 million (US$0.2 million) in 2015, 2016 and 2017, respectively, which was related to certain share options granted in 2009, 2011 and 2014. Our general and administrative expenses included share-based compensation expenses in the amount of RMB7.3 million, RMB7.6 million and RMB10.1 million (US$1.5 million) in 2015, 2016 and 2017, respectively, which was related to certain share options granted in 2009, 2011 and 2014. We did not grant any share options under our 2008 share incentive plan in 2012 and 2013. We granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares, respectively, on February 18, 2014, July 1, 2014 and August 1, 2014. We also granted options to purchase 3,479,604 ordinary shares at an exercise price of US$2.037 per share on February 18, 2014.

Cost of Revenues. Our cost of revenues for network business primarily consists of the amortization of acquired intangibles, the depreciation of medical equipment purchased, installed and operated in our network of centers and other costs, including material cost of disposal medical supplies. With the decrease of the amortization of acquired intangible assets, we expect such cost of revenues to decrease in the future in line with the decrease in our revenues because of the termination of our cooperative centers. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center.

Our cost of revenues for hospital business primarily consists of medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, utilities as well as other related costs incurred in the normal business of a hospital.

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses decreased from 2015 to 2016 and from 2016 to 2017 due to the termination of cooperative centers. We expect our selling expenses to continue to decrease in absolute amount in the future, in line with the termination of cooperative centers. Our selling expenses include share-based compensation, RMB0.8 million in 2015, RMB0.8 million in 2016 and RMB1.5 million (US$0.2 million) in 2017.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2015, 2016 and 2017 that amounted to RMB7.3 million, RMB7.6 million and RMB10.1 million (US$1.5 million), respectively. See “—Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network business and hospital business and the growth in our total net revenues.

Impairment of long-lived assets. Our impairment of long-lived assets was RMB23.1 million, RMB61.1 million and RMB28.6 million (US$4.4 million) for the year ended December 31, 2015, 2016 and 2017.

Share-based Compensation

On November 17, 2007, OMS, the predecessor of our company, adopted a share option plan (the “OMS option plan”) pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Dr. Jianyu Yang and Mr. Steve Sun (the “OMS grantees”) options to purchase a total of up to 25,000,000 ordinary shares (the “OMS share options”) to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share. The board of OMS determined these options to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.

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

On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009, November 26, 2011 and May 29, 2015 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 27, 2009 and September 30, 2011, we granted options to purchase a total of 4,765,800 ordinary shares at exercise prices of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees.

We did not grant any option under our 2008 share incentive plan in 2012 and 2013. On February 18, 2014, we granted options to purchase 3,479,604 shares at an exercise price of US$2.04 per share. We also granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares on February 18, 2014, July 1, 2014 and August 1, 2014, respectively, to certain directors, officers and employees. On August 7, 2017, On August 8, 2017 and September 13, 2017, we granted 1,453,950, 3,319,200 and 45,000 restricted shares, respectively, to certain directors, officers and employees.

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

United States

We did not have any assessable profits subject to the United States profits tax in 2015, 2016 and 2017.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2015, 2016 and 2017. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. In 2015, we acquired Concord International Hospital, which has remained in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2015, 2016 and 2017. In addition, upon payments of dividends by China Medstar and Concord International Hospital to its shareholder, no Singapore withholding tax will be imposed.

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

This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, an “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenue and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

Revenue Recognition

Our net revenues consist of network revenues and hospital revenues. The majority of our network revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with us. To a lesser extent, revenues are generated from stand-alone management service arrangements where our hospital partner has previously acquired the equipment from us or through another vendor or sale of medical equipment.

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

We enter into both leases and management service arrangements with independent hospitals with terms ranging from 5 to 20 years. Pursuant to these arrangements, we receive a portion of the profit, based on the profit sharing formula as defined in the arrangements, of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services.

Pursuant to Accounting Standards Codification (“ASC”) 840, we determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangements also contain a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

ASC 840, Leases (“ASC 840”), is applied to the lease elements of the arrangement and ASC 605, Revenue Recognition (“ASC 605”) is applied to other elements of the arrangement not within the scope of ASC 840. Revenue not within the scope of ASC 840 is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred.

The lease rentals and management service receivable under the lease arrangement are based entirely on a profit sharing formula (the “contingent rent feature”). The profitability of the business unit not only depends on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectability of these minimum lease payments is not considered reasonably predictable and there are also inherent uncertainties regarding the future costs to be incurred by us relating to the arrangement. Given these uncertainties, we account for all of these lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, we recognize revenue when a lease payment under the arrangement becomes fixed, that is, when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the arrangement becomes fixed, that is, when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met.

For the years ended December 31, 2015, 2016 and 2017, the revenue from lease and management services amounted to RMB525.2 million, RMB378.7 million and RMB245.4 million (US$37.7 million), respectively.

Management Services, Technical Services and Brand Royalty Fees

We provide stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment and stand-alone technical services to certain hospitals. Management services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management. Technical services mainly include services related to the maintenance and upgrade of leasing equipment. Brand royalty fees are mainly generated from hospitals using the brand of Meizhong Jiahe with a fixed annual fee.

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

For the years ended December 31, 2015, 2016 and 2017, revenue from management services amounted to RMB21.6 million, RMB20.6 million and RMB29.5 million (US$4.5 million), respectively. For the years ended December 31, 2015, 2016 and 2017, the revenue from technical services amounted to RMB21.5 million, RMB17.5 million and RMB9.8 million (US$1.5 million), respectively. For the years ended December 31, 2015, 2016 and 2017, revenue from brand royalty fees amounted to nil, RMB7.1 million and RMB4.2 million (US$0.6 million), respectively.

Direct Financing Lease Income

Pursuant to ASC 840, we record revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. For the years ended December 31, 2015, 2016 and 2017, we had financing lease income of RMB23.3 million, RMB14.1 million and RMB7.6 million (US$1.2 million), net of taxes, respectively.

Consumables Sales

Pursuant to the application of ASC 605, we record revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable. For the years ended December 31, 2015, 2016 and 2017, we had consumables sales of RMB6.2 million, RMB5.5 million and RMB7.0 million (US$1.1 million), respectively.

We are subject to sales taxes, such as business tax, value-added tax and goods and service tax on the revenue. We have recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2015, 2016 and 2017 were approximately RMB22.2 million, RMB5.9 million and RMB2.5 million (US$0.4 million), respectively. In the event that revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

Hospital Revenue

Prior to 2015, we operated a full service hospital that we acquired in 2012, Chang’an Hospital, which was then disposed of in 2014. Starting 2015, we began to operate a premium cancer hospital through the acquisition of Concord International Hospital. Hospital revenue consists of medicine income and medical service income. Medicine income includes medicine prescribed to patients during or after treatment by doctors.

Medical service income includes revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests. Medical service income also includes revenue generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. Revenue is recognized, in accordance with ASC 605, when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is reasonably assured, and the medicine or medical services are delivered.

Cost of Revenue

Network costs mainly consist of the amortization of acquired intangibles, depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salaries and material costs of medical supplies.

Costs relating to Lease and Management Service Arrangement

Cost of medical equipment that is leased under an operating lease is included in property, plant and equipment on our balance sheet. The medical equipment is depreciated using our depreciation policies. The cost of the management service component is recognized as an expense as incurred.

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

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, and the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

However, the healthcare reform announced by the PRC government in January 2009 has introduced pilot public medical insurance plans. Under these plans patients are only responsible for paying their deductible amounts upfront and hospitals are responsible for seeking reimbursements from the relevant government authorities after providing treatments. Certain of the hospitals in which some of the centers in our network are based are involved in such pilot medical insurance plan.

We do not expect such change in payment timing to materially affect our ability to collect our contracted percentage from our hospital partners. However, the ability of our hospital partners to collect medical service fees from the government authorities in a timely manner may affect the timing of payments made by our hospital partners to us as a result.

The following table sets forth our account receivables by age and pay or type as of December 31, 2017:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Network Business
Accounts receivable	59,457	39,069	35,536	6,080	140,142
Allowance for doubtful accounts	(1,061)	(2,669)	(5,183)	(3,983)	(12,896)
Accounts receivable, net	58,396	36,400	30,353	2,097	127,246

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Hospital Business
Accounts receivable	4,731	2	46	0	4,779
Allowance for doubtful accounts	(27)	(0)	(46)	0	(73)
Accounts receivable, net	4,704	2	0	0	4,706

We routinely evaluate the collectability of accounts receivable of each customer on a specific identification basis. When we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, we record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the collectible amount.

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

Intangible Assets, Net

Intangible assets relate to customer relationships, operating leases, medical insurance coverage and radiotherapy permit that are not considered to have indefinite useful lives. These intangible assets are amortized on a straight line basis over the economic life. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that existed on the date of acquisition and are amortized over the term of the leases.

The medical insurance authority issues medical insurance coverage as an approved healthcare provider, based on which the hospital can join the medical insurance network and can be reimbursed by the medical insurance authority for medical services provided to patients who have been covered by medical insurance included in social insurance or other contribution. These amounts are amortized over the remaining business license period.

Radiotherapy permit is a legal license issued by government for deploying and operating radiotherapy equipment in a hospital. The economic life of this license is assessed to be the estimated remaining useful lives of the radiotherapy equipment.

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

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Prior to January 1, 2017, forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

On January 1, 2017, we adopted Accounting Standards Update (“ASU”) No. 2016-09, Improvements to Employee Share-Based Payment Accounting, and elected to account for forfeitures as they occur. The cumulative-effect adjustment to retained earnings of RMB3.1 million (US$0.5 million) was recorded upon transition, which is measured for outstanding awards based on the difference between (1) the fair value estimate of awards historically expected to be forfeited and (2) the fair value estimate of awards actually forfeited.

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

In addition, the share purchase agreements may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument. Liability instruments must be remeasured at each reporting period through the results of our comprehensive income (loss) until such time as to when the contingency is resolved. Where the fair value of the net assets acquired exceeds the consideration paid, a gain as a result of the bargain purchase will be recognized through the consolidated statements of comprehensive income (loss) at the close of the transaction.

For our majority-owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of our equity which is not attributable, directly or indirectly, to us. Consolidated net income on the consolidated statements of comprehensive income includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in our consolidated balance sheet.

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

We adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense.

In accordance with the provisions of ASC 740, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

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

In accordance with ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, all deferred tax liabilities and assets are classified as noncurrent in the consolidated balance sheets.

Discontinued Operations

The disposal of Chang’an Hospital and WHT represents discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.

Derivative Instruments

ASC 815, Derivatives and Hedging (“ASC 815”), requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting.

Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), our chief operating decision maker (“CODM”) has been identified as the chief executive officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2013, our CODM evaluates segment performance based on revenues, cost and profit by the network and hospital segments. Subsequent to the disposal of Chang’an Hospital and WHT on December 18, 2014, we have only one reporting segment for network for the year ended December 31, 2014 as the results of Chang’an Hospital and WHT had been presented as discontinued operations in the financial statements.

For the years ended December 31, 2015 and 2016 and 2017, since the acquisition of Concord International Hospital in April 2015, our CODM evaluates segment performance based on revenues and profit by the network and premium cancer hospital segments. For the years ended December 31, 2015 and 2016 and 2017, we had two operating and reporting segments, including our network and hospital segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of business tax, value-added tax and related surcharges	616,485	455,042	330,977	50,870
Cost of revenues	(353,336)	(286,543)	(232,979)	(35,807)
Gross profit	263,149	168,499	97,998	15,063
Operating expenses:
Selling expenses(1)	(112,815)	(70,093)	(43,608)	(6,702)
General and administrative expenses(2)	(132,952)	(205,908)	(237,646)	(36,526)
Impairment of long-lived assets	(23,125)	(61,124)	(28,600)	(4,396)
Operating loss	(5,743)	(168,626)	(211,856)	(32,561)
Interest expense	(53,214)	(89,327)	(89,959)	(13,826)
Foreign exchange gain	10,348	13,472	4,023	618
Gain (loss) from disposal of property, plant and equipment	(4,220)	(7,619)	(31,437)	(4,832)
Interest income	22,447	27,982	12,077	1,856
Changes in fair value of derivatives	33,731	713	—	—
Loss on debt extinguishment	(36,648)	—	—	—
Income (loss) from equity method investments	(5,572)	616	1,454	223
Other income, net	33,617	19,322	2,890	444
Gain (loss) on disposal of subsidiaries	—	(1,131)	58,913	9,055
Loss before income taxes	(5,254)	(204,598)	(253,895)	(39,023)
Income tax expenses	(74,025)	(60,486)	(31,789)	(4,886)
Net loss	(79,279)	(265,084)	(285,684)	(43,909)
Net loss attributable to non-controlling interests	(975)	(3,217)	(1,364)	(210)
Net loss attributable to ordinary shareholders	(78,304)	(261,867)	(284,320)	(43,699)
Loss per share
Basic/Diluted	(0.58)	(2.00)	(2.19)	(0.34)
Loss per ADS
Basic/Diluted	(1.75)	(6.00)	(6.56)	(1.01)

(1)	Our selling expenses included share-based compensation of RMB0.8 million in 2015, RMB0.8 million in 2016 and RMB1.5 million (US$0.2 million) in 2017.

(2)	Our general and administrative expenses included share-based compensation expenses related to certain share options granted in 2015, 2016 and 2017 of RMB7.3 million, RMB7.6 million and RMB10.1 million (US$1.5 million), respectively.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Total Net Revenues. Our total net revenues decreased by 27.3% to RMB331.0 million (US$50.9 million) for the year ended December 31, 2017 from RMB455.0 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that at the later stage of cooperative agreements.

Network business. Our net revenues generated from network business decreased by 32.6% to RMB299.3 million (US$46.0 million) for the year ended December 31, 2017 from RMB443.6 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that at the later stage of cooperative agreements.

Hospital business. Our net revenues generated from hospital business increased by 178.1% to RMB31.7 million (US$4.9 million) for the year ended December 31, 2017 from RMB11.4 million for the year ended December 31, 2016, primarily due to the official operation of Datong Meizhong Jiahe Cancer Center and re-open of Concord International Hospital in Singapore after renovation.

Cost of Revenues. Total cost of revenues decreased by 18.7% to RMB233.0 million (US$35.8 million) for the year ended December 31, 2017 from RMB286.5 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Network business. Our cost of revenues of network business decreased by 32.8% to RMB166.4 million (US$25.6 million) for the year ended December 31, 2017 from RMB247.5 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Hospital business. Our cost of revenue of hospital business increased by 70.8% to RMB66.6 million (US$10.2 million) for the year ended December 31, 2017 from RMB39.0 million for the year ended December 31, 2016, primarily due to increased marketing and promotion cost and an increase in hospital clinical staff and facilities.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 41.8% to RMB98.0 million (US$15.0 million) for the year ended December 31, 2017 from RMB168.5 million for the year ended December 31, 2016. Our gross margin decreased to 29.6% for the year ended December 31, 2017 from 37.0% for the year ended December 31, 2016, primarily due to termination of centers and reduction of profit sharing, which brought more significant decreases in net revenue compared to decreases in costs, and increased operating costs in hospitals.

Operating Expenses. Our operating expenses business decreased by 8.1% to RMB309.9 million (US$47.1 million) for the year ended December 31, 2017 from RMB337.1 million for the year ended December 31, 2016 primarily due to decreased operating costs in hospitals.

Selling Expenses. Our selling expenses decreased by 37.8% to RMB43.6 million (US$6.7 million) for the year ended December 31, 2017 from RMB70.1 million for the year ended December 31, 2016. Selling expenses as a percentage of total net revenues decreased to 13.2% for the year ended December 31, 2016 from 15.4% for the year ended December 31, 2016. The decrease was mainly due to termination of some cooperative centers and improved cost control measures implemented in cooperative centers.

General and Administrative Expenses. General and administrative expenses increased by 15.4% to RMB237.6 million (US$36.5 million) for the year ended December 31, 2017 from RMB205.9 million for the year ended December 31, 2016. General and administrative expenses as a percentage of total net revenues increased to 71.8% for the year ended December 31, 2017 from 45.3% in 2016. The increase was mainly due to the increase of interest expense and consultation expense.

Operating Loss. As a result of the foregoing, our operating loss was RMB211.9 million (US$32.6 million) for the year ended December 31, 2017 as compared to operating loss of RMB168.6 million for the year ended December 31, 2016.

Interest Expense. Our interest expense increased from RMB89.3 million for the year ended December 31, 2016 to RMB90.0 million (US$13.8 million) for the year ended December 31, 2017, primarily due to interest on capital injection from Zhongrong International Growth Fund SPC - ZR Concord healthcare Investment Fund SP (“SP”).

Foreign Exchange Gain. Our foreign exchange gain decreased to RMB4.0 million (US$0.6 million) for the year ended December 31, 2017 from RMB13.5 million for the year ended December 31, 2016, primarily due to depreciation in value of our bank deposits denominated in U.S. dollars.

Gain (Loss) from Disposal of Property, Plant and Equipment. Our loss from disposal of property, plant and equipment increased to RMB31.4 million (US$4.8 million) for the year ended December 31, 2017 from RMB7.6 million for the year ended December 31, 2016, primarily due to the termination of cooperative centers.

Interest Income. Our interest income decreased to RMB12.1 million (US$1.9 million) for the year ended December 31, 2017 from RMB28.0 million for the year ended December 31, 2016. This decrease was primarily due to the decreased amount of restricted cash, decreases in interest rates in China and overseas and adjustment of cash deposit composition ratio.

Changes in Fair Value of Derivatives. Our gain from changes in fair value of derivatives decreased to RMB0.0 million for the year ended December 31, 2017 from RMB0.7 million for the year ended December 31, 2016, primarily due to settlement of the IFC loan in year 2016.

Income (loss) from Equity Method Investments. Our income from equity method investments was RMB1.5 million (US$0.2 million), as compared to an income from equity method investments of RMB0.6 million for the year ended December 31, 2016. The increase was primarily due to the increased in net profit of MD Anderson Proton Therapy Center.

Income Tax Expenses. Our income tax expenses decreased by 47.4% to RMB31.8 million (US$4.9 million) for the year ended December 31, 2017 from RMB60.5 million for the year ended December 31, 2016. This decrease was primarily due to the increase in loss before tax.

Net Loss. As a result of the foregoing, we had a net loss of RMB285.7 million (US$43.9 million) for the year ended December 31, 2017, as compared to a net loss of RMB265.1 million for the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Total Net Revenues. Our total net revenues decreased by 26.2% to RMB455.0 million for the year ended December 31, 2016 from RMB616.5 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that at the later stage of cooperative agreements.

Network business. Our net revenues generated from network business decreased by 25.8% to RMB443.6 million for the year ended December 31, 2016 from RMB597.7 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that at the later stage of cooperative agreements.

Hospital business. Our net revenues generated from hospital business decreased by 38.9% to RMB11.4 million for the year ended December 31, 2016 from RMB18.7 million for the year ended December 31, 2015, primarily due to partial closure of some of the business unit as a result of renovation of Concord International Hospital in Singapore.

Cost of Revenues. Total cost of revenues decreased by 18.9% to RMB286.5 million for the year ended December 31, 2016 from RMB353.3 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Network business. Our cost of revenues of network business decreased by 23.0% to RMB247.5 million for the year ended December 31, 2016 from RMB321.3 million for the year ended December 31, 2015, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Hospital business. Our cost of revenue of hospital business increased by 21.8% to RMB39.0 million for the year ended December 31, 2016 from RMB32.1 million for the year ended December 31, 2015, primarily due to increased marketing and promotion costs and an increase in hospital clinical staff and facilities.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 36.0% to RMB168.5 million for the year ended December 31, 2016 from RMB263.1 million for the year ended December 31, 2015. Our gross margin decreased to 37.0% for the year ended December 31, 2016 from 42.7% for the year ended December 31, 2015, primarily due to termination of centers and reduction of profit sharing, which brought more significant decreases in net revenue compared to decreases in costs, and increased operating costs in hospitals.

Operating Expenses. Our operating expenses business increased by 25.4% to RMB337.1 million for the year ended December 31, 2016 from RMB268.9 million for the year ended December 31, 2015 primarily due to increased operating costs in hospitals.

Selling Expenses. Our selling expenses decreased by 37.9% to RMB70.1 million for the year ended December 31, 2016 from RMB112.8 million for the year ended December 31, 2015. Selling expenses as a percentage of total net revenues decreased to 15.4% for the year ended December 31, 2016 from 18.3% for the year ended December 31, 2015. The decrease was mainly due to termination of some cooperative centers and better cost control measures implemented in cooperative centers.

General and Administrative Expenses. General and administrative expenses increased by 54.9% to RMB205.9 million for the year ended December 31, 2016 from RMB133.0 million for the year ended December 31, 2015. General and administrative expenses as a percentage of total net revenues increased to 45.3% for the year ended December 31, 2016 from 21.6% in 2015. The increase was mainly due to new hospital operations in Singapore and Datong, and establishment of Singapore Office.

Operating Loss. As a result of the foregoing, our operating loss was RMB168.6 million for the year ended December 31, 2016 as compared to operating loss of RMB5.7 million for the year ended December 31, 2015.

Interest Expense. Our interest expense increased from RMB53.2 million for the year ended December 31, 2015 to RMB89.3 million for the year ended December 31, 2016, primarily due to interest on a loan of RMB300.0 million lent to Guangzhou Concord Cancer Hospital Zhongrong Taihe Healthcare Fund and payment of interest when we fully repaid the IFC loan and the loan borrowed from HSBC Bank (China) Company Limited by Medstar Shanghai in 2016.

Foreign Exchange Gain. Our foreign exchange gain increased to RMB13.5 million for the year ended December 31, 2016 from RMB10.3 million for the year ended December 31, 2015, primarily due to appreciation in value of our bank deposits denominated in U.S. dollars.

Interest Income. Our interest income increased to RMB28.0 million for the year ended December 31, 2016 from RMB22.4 million for the year ended December 31, 2015. This increase was primarily due to the increased amount of restricted cash, increases in interest rates in China and overseas and adjustment of cash deposit composition ratio.

Changes in Fair Value of Derivatives. Our gain from changes in fair value of derivatives decreased to RMB0.7 million for the year ended December 31, 2016 from RMB33.7 million for the year ended December 31, 2015, primarily due to settlement of the IFC loan.

Income (loss) from Equity Method Investments. Our income from equity method investments was RMB0.6 million for the year ended December 31, 2016, as compared to loss from equity method investments of RMB5.6 million for the year ended December 31, 2015. The income was primarily due to the increased in net profit of MD Anderson Proton Therapy Center.

Income Tax Expenses. Our income tax expenses decreased by 22.3% to RMB60.5 million for the year ended December 31, 2016 from RMB74.0 million for the year ended December 31, 2015. This decrease was primarily due to the increase in loss before tax.

Net Loss. As a result of the foregoing, we had a net loss of RMB265.1 million for the year ended December 31, 2016, as compared to a net loss of RMB79.3 million for the year ended December 31, 2015.

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

We had net current assets of RMB3.0 million (US$0.5 million) as of December 31, 2017. As of December 31, 2017, we had RMB662.2 million (US$101.8 million) in cash, RMB512.2 million (US$78.7 million) in short-term borrowings outstanding, of which RMB512.2 million (US$78.7 million) was secured by restricted cash deposited in local banks, and RMB481.7 million (US$74.0 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB197.1 million (US$30.3 million). We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In December 2012 and November 2013, we entered into a short-term credit facility of US$16.5 million and US$16.5 million, respectively, with HSBC Bank (Hong Kong) Company Limited, secured by restricted cash deposited in HSBC Bank (China) Company Limited, which are used for the investment of MD Anderson Proton Therapy Center. The loans carried an interest rate of three-month LIBOR+1.75% and one-month LIBOR+1%, respectively, and have been renewed on a yearly basis. As of December 31, 2017, we had an outstanding balance of US$16.5 million in total.

In July 2014, Aohua Medical entered into a long-term loan agreement of RMB66.0 million with China Construction Bank Limited that bears interest at 5.23% per annum. As of December 31, 2017, the loan was fully repaid.

In September 2014, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we are entitled to borrow a loan of US$25.0 million. We drew down US$12.1 million in September 2014 and repaid in May 2017; drew down US$3.9 million in October 2014 and repaid in March 2017; drew down US$1.0 million in December 2014 and repaid in November 2016; drew down US$4.1 million in September 2015 and repaid in September 2017; drew down US$3.9 million in October 2015; drew down US$6.9 million and US$17.3 million in February 2017 and May 2017, respectively. These loans were secured by restricted cash deposited in HSBC Bank (China) Company Limited for dividend payments bearing an interest rate of one-month LIBOR/HIBOR+1% per annum, and were used to pay dividends. These loans have been renewed on a yearly basis. As of December 31, 2017, we had an outstanding balance of US$28.1 million.

In June 2015, CCM (Hong Kong) Medical Investments Limited (“CCM Hong Kong”), as the borrower, entered into a long-term loan agreement with Concord Medical Services Holdings Limited, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher Investment Fund III SPC (“Gopher”) for the account of Gopher Asia Credit SP, as the original lender, whereby we are entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum for our general working capital purposes. This loan is secured by certain shares in CCM Hong Kong beneficially owned by Ascendium and guaranteed by Concord Medical Services Holdings Limited and Shanghai Medstar. As of December 31, 2017, we had an outstanding balance of RMB162.3 million (US$24.9 million), which will be due in June 2018.

In August 2015, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we are entitled to borrow a loan of US$25.0 million. We drew down US$6.0 million in December 2015 and repaid in 2016. We drew down US$14.4 million in 2016. This loan was secured by restricted cash deposited in HSBC Bank (China) Company Limited bearing an interest rate of three-month LIBOR+1% per annum, and was used for our investment in Concord International Hospital in Singapore. As of December 31, 2017, we had an outstanding balance of US$14.4 million.

In July 2016, Shanghai Medstar entered into a long-term loan agreement of RMB16.5 million with Agricultural Bank Of China Limited, Shanghai Branch that bears an interest rate of 4.75% per annum. As of December 31, 2017, we had an outstanding balance of RMB9.6 million (US$1.5 million). The loan will be due in July 2019.

In November 2016, Shanghai Medstar entered into a short-term loan agreement of RMB40.4 million with HSBC Bank (China) Company Limited which bears interest at 4.35% per annum. As of December 31, 2017, the loan was fully repaid.

In December 2016, Shanghai Medstar entered into a short-term loan agreement of RMB111.0 million with Agricultural Bank Of China Limited, Shanghai Branch that bears an interest rate of 4.35% per annum. The loan was fully repaid in April 2017.

In December 2017, we entered into a short-term loan agreement of RMB128.0 million (US$19.7 million) with Shanghai Pudong Development Bank that bears an interest rate of 4.35% per annum. The loan was secured by restricted cash deposited in Shanghai Pudong Development Bank of RMB105.5 million (US$16.2 million) and RMB29.5 million (US$4.5 million), bearing an interest rate of 1.85% and 2.13% per annum respectively.

From time to time, we also enter into loan agreements with our related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	(175,138)	(78,078)	26,732	4,108
Net cash (used in) generated from investing activities(1)	(391,083)	(74,847)	(313,010)	(48,109)
Net cash generated from (used in) financing activities	590,398	(131,370)	194,405	29,881
Exchange rate effect on cash	(17,419)	(11,240)	159	24
Net increase (decrease) in cash	6,758	(295,535)	(91,714)	(14,096)
Cash at beginning of the year	478,682	485,440	189,905	29,188
Cash at end of the year	485,440	189,905	98,191	15,092

(1)	Net cash used in investing activities in 2015 includes acquisitions, net of cash acquired, of RMB250.1 million and in 2016 includes cash arising from the consolidation of Beijing Century Friendship and Beijing Proton Medical Center of RMB26.1 million. Net cash generated from investing activities in 2015 includes disposal, net of cash disposal, of RMB78.8 million. Net cash used in investing activities in 2016 includes prepayments in long-term investments and acquisitions of property, plant and equipment of RMB181.5 million and RMB79.0 million, respectively. Net cash used in investing activities in 2017 includes acquisitions and deposits for the purchases of property, plant and equipment of RMB289.1 million (US$44.4 million) and investments in equity method investees of RMB97.8 million (US$15.0 million). Net cash generated from investing activities in 2017 includes proceeds from disposal of property, plant and equipment of RMB38.1 million (US$5.9 million) and proceeds from principal portion of direct financing leases of RMB61.9 million (US$9.5 million).

Net Cash Generated from (Used in) Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners, the payment of medicine expenses and medical service fees by our patients in Concord International Hospital, and cash payments that we made in connection with establishing new cooperative centers and hospitals.

Net cash generated from operating activities was RMB26.7 million (US$4.1 million) for the year ended December 31, 2017, resulting primarily from changes in accounts receivable of RMB43.4 million (US$6.7 million), changes in prepayments and other current assets of RMB4.2 million (US$0.6 million), changes in accrued expenses and other liabilities of RMB11.2 million (US$1.7 million) and adjustment on (i) depreciation of property, plant and equipment of RMB83.2 million (US$12.8 million), (ii) interest and consultation expense of RMB125.3 million (US$19.3 million), (iii) loss on disposal of long-lived assets, net of RMB31.4 million (US$4.8 million) and (iv) impairment of long-lived assets of RMB28.6 million (US$4.4 million). These were offset by our net loss of RMB285.7 million (US$43.9 million).

Net cash used in operating activities was RMB78.1 million for the year ended December 31, 2016, resulting primarily from our net loss of RMB265.1 million, which was partially offset by (i) depreciation of property, plant and equipment of RMB117.1 million and (ii) impairment of long-lived assets of RMB61.1 million.

Net cash used in operating activities was RMB175.1 million for the year ended December 31, 2015, resulting primarily from (i) our net loss of RMB79.3 million and (ii) deposits for the land use rights in connection with our premium cancer hospitals of RMB379.3 million, which were partially offset by (i) depreciation of property, plant and equipment of RMB138.1 million and (ii) accrued unrecognized tax benefit of RMB24.6 million.

Net Cash Generated from (Used in) Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was RMB316.1 million (US$48.6 million), consisting primarily of (i) acquisitions and deposits for the purchases of property, plant and equipment of RMB289.1 million and investments in equity method investees of RMB97.8 million. (ii) proceeds from disposal of property, plant and equipment of RMB38.1 million and proceeds from principal portion of direct financing leases of RMB61.9 million.

Net cash used in investing activities for the year ended December 31, 2016 was RMB74.8 million, consisting primarily of (i) prepayments in long-term investment and (ii) acquisition of property and equipment, which were partially offset by proceeds from principal portion of direct financing leases.

Net cash used in investing activities for the year ended December 31, 2015 was RMB391.1 million, consisting primarily of acquisition of Concord International Hospital and deposit for the purchases of property, plant and equipment.

Net Cash Generated from (Used in) Financing Activities

Net cash used in financial activities for the year ended December 31, 2017 was RMB194.4 million (US$29.9 million), primarily consisting of proceeds received from short term borrowing of RMB292.8 million (US$45.0 million) and long-term bank and other borrowings of RMB280.4 million (US$43.1 million), which were partially offset by the repayment of short-term bank borrowings of RMB317.9 million (US$48.9 million), repayment of long-term bank borrowings of RMB87.4 million (US$13.4 million), payments for purchase of mandatorily redeemable noncontrolling interests of RMB97.1 million (US$14.9 million) and repayment of secured borrowings of RMB81.0 million (US$12.4 million).

Net cash used in financial activities for the year ended December 31, 2016 was RMB131.4 million, primarily consisting (i) repayment of long-term and short term bank borrowings of RMB892.3 million and (ii) dividends paid to ordinary shareholders of RMB285.8 million, which was partially offset by proceeds received from advance payment of investment from others of RMB528.9 million and proceeds received from short-term bank borrowings of RMB497.6 million.

Net cash generated from financial activities for the year ended December 31, 2015 was RMB590.4 million, primarily consisting (i) proceeds received from long-term bank borrowings of RMB343.3 million and (ii) proceeds from asset backed securities of RMB396.5 million, which was partially offset by repayment of long-term bank borrowings of RMB348.0 million.

Acquisitions and Capital Expenditures

In December 2012, we acquired 19.98% of the equity interests of the MD Anderson Proton Therapy Center for total consideration of approximately RMB201.2 million. In August 2015, we acquired an additional 7.04% of the equity interests of the MD Anderson Proton Therapy Center for total consideration of approximately RMB4.6 million. In April 2015, we acquired 100% of the equity interests of Concord International Hospital for total cash consideration of SGD55.0 million (RMB235.5 million). In January 2016, we acquired 100% of the equity interests of Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, for total consideration of RMB100.6 million. After the transaction, we held a total of 80% of the equity interests of Beijing Proton Medical Center through Beijing Century Friendship and King Cheers.

In 2015, 2016 and 2017, our capital expenditures totaled RMB182.0 million, RMB118.9 million and RMB289.9 million (US$44.5 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2017 decreased by RMB171.0 million (US$26.3 million) as compared to 2016, primarily due to termination of some cooperative centers.

We estimate that our expected aggregate capital expenditures in 2018 will be approximately RMB900 million (US$138.3 million) to RMB1,000 million (US$153.7 million), which we will use mainly for construction of premium hospitals in Shanghai and Guangzhou. Our expected sources of funding for these hospitals are approximately 70% from bank loans and approximately 30% from cash flows from operations. As of December 31, 2017, we had bank credit lines totaling RMB555.8 million (US$85.4 million), of which RMB7.5 million had not been utilized. There are no financing term among our bank loan terms which will have an adverse effect on our operations.

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

If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. When we need additional cash resources, financing may only be available to us in amounts or on terms that would not be acceptable to us or financing may not be available at all.

Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We plan to adopt the new standard on January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. We have substantially completed the assessment over the impact of adopting this new guidance and does not expect the adoption will have significant impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are evaluating the effect that this guidance will have on our consolidated financial statements.

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

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of our future operating results or financial condition.

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

In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that we do not reflect in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Short-term debt obligations	512,222	512,222	—	—	—
Long-term debt obligations	481,723	197,139	4,125	280,459	—
Secured borrowings	248,603	85,105	163,498	—	—
Capital lease obligations	400	—	400	—	—
Operating lease obligations	100,518	15,252	32,991	12,300	39,975
Purchase obligations	426,293	426,293	—	—	—
Total	1,769,759	1,236,011	201,014	292,759	39,975

Our short- and long-term debt obligations as of December 31, 2017 represented bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2017 had a weighted average interest rate of 2.45% per annum. Our long term bank and other borrowings outstanding as of December 31, 2017 had a weighted average interest rate of 12.16% per annum.

As of December 31, 2017, we had RMB512.2 million (US$78.7 million) in short-term borrowings outstanding, of which RMB512.2 million (US$78.7 million) was secured by restricted cash deposited in local banks, and RMB481.7 million (US$74.0 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB197.1 million (US$30.3 million).

As of December 31, 2017, our operating lease obligations for 2018, 2019, 2020 and 2021 and thereafter are RMB15.3 million (US$2.3 million), RMB12.5 million (US$1.9 million), RMB12.4 million (US$1.9 million), RMB8.1 million (US$1.2 million) and RMB52.3 million (US$8.0 million), respectively.

As of December 31, 2017, we had purchase obligations for certain medical equipment that amounted to RMB426.9 million (US$65.6 million), which are all scheduled to be paid within one year.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	47	Chairman, chief executive officer
Zheng Cheng	55	Director
Shang Yan Chuang	36	Director
Yaw Kong Yap	54	Chief financial officer
Denny Lee	51	Independent director
Weibo Yin	87	Independent director
Liping Zhang	46	Independent director

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

Mr. Shang Yan Chuang has served as a director of our company since July 2017. Mr. Chuang has served as Chief Financial Officer of Noah Holdings Limited since September 2016. Mr. Chuang joined Noah Holdings Limited as Director of Investment Relations and Corporate Development in March 2011. In 2012, he founded Noah Holdings (Hong Kong) Limited and served as its Executive Director and Chief Executive Officer until January 2016. Prior to joining Noah Holdings Limited, Mr. Chuang was a senior executive at Bank of America Merrill Lynch in the Investment Banking Division and Asia Private Equity Division from 2003 to 2011 based in Hong Kong. Mr. Chuang graduated Magna Cum Laude with a bachelor’s degree of Science in Finance from Stern School of Business at New York University.

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

Dr. Liping Zhang has served as an independent director since September 2017. She joined Trinity Western University as assistant professor in 2005 and has served as associate professor in Trinity Western University since 2014. Prior to joining Trinity Western University, She was a teaching assistant in the Department of Economics at University of Ottawa from 1999 to 2004. Dr. Zhang received a doctorate degree in economics from University of Ottawa in 2005.

The address of our directors and executive officers is Concord Medical Services Holdings Limited, 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.

B.	Compensation

Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation to all of our directors and our executive officers was RMB2.6 million (US$0.4 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2017 for pension, retirement or other similar benefits to our directors and our executive officers.

Share Incentive Plans

OMS Share Option Plan

On November 17, 2007, OMS, the predecessor of our company, adopted the OMS option plan, pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Dr. Jianyu Yang and Mr. Steve Sun, or the OMS grantees, options to purchase a total of up to 25,000,000 ordinary shares, or the OMS share options, to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share. The board of OMS determined these options to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.

On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved certain performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares of our company, with an exercise price of US$0.79 per share exercisable before December 31, 2008.

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

2008 Share Incentive Plan

The 2008 share incentive plan was adopted by our shareholders on October 16, 2008 and amended on November 17, 2009 to increase the number of ordinary shares available for grant under the plan. The 2008 share incentive plan will terminate on October 16, 2018. Our share incentive plan provides for the grant of options, share appreciation rights, or other share-based awards, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of our company as a result of their proprietary interest in our company’s success.

Termination of Awards. Options have specified terms set forth in a share option agreement. If the recipient’s employment with our company is terminated for any reason, the recipient’s vested options shall remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options shall terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

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

Option Exercise. The term of options granted under the 2008 share incentive plan may not exceed eight years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the compensation committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalents.

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

Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan upon the adoption of the plan. On November 26, 2011, the board of directors and the shareholders authorized the issuance of additional 5,101,968 ordinary shares under the 2008 share incentive plan. On May 29, 2015, the board of directors and the shareholders authorized the issuance of additional 4,940,550 ordinary shares under the 2008 share incentive plan.

On November 27, 2009 and September 30, 2011, we granted options to purchase 4,765,800 ordinary shares at an exercise price of US$3.67 and US$2.17 per share, respectively, of which options to purchase an aggregate of 1,716,500 ordinary shares were granted to our executive officers and directors and the remainder to other employees.

On February 18, 2014, we granted options to purchase 3,479,604 ordinary shares at an exercise price of US$2.037, of which options to purchase an aggregate of 2,439,126 ordinary shares were granted to our executive officers and directors and the remainder to other employees. Such options have an exercise price equal to the price per ordinary share of our initial public offering and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

On February 18, 2014, July 1, 2014 and August 1, 2014, we granted 1,370,250, 21,132 and 69,564 restricted shares, respectively, of which 332,446 restricted shares to our executive officers and 1,228,500 restricted shares to other employees. Such restricted shares are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

On August 7, 2017, August 8, 2017 and September 13, 2017, we granted 1,453,950, 3,319,200 and 45,000 restricted shares, respectively, of which 901,950 restricted shares to our executive officers and directors, 3,916,200 restricted to other employees. Such restricted shares are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

The following table summarizes, as of December 31, 2017, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price Underlying Outstanding Options (US$/Share)	Restricted Shares	Grant Date	Expiration Date
Dr. Jianyu Yang	716,310	2.037	—	February 18, 2014	February 17, 2022
Dr. Zheng Cheng	716,310	2.037	—	February 18, 2014	February 17, 2022
Mr. Yaw Kong Yap	225,204	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,091	February 18, 2014	February 17, 2022
	—	—	21,132	July 1, 2014	June 30, 2022
	—	—	761,850	August 7, 2017	August 6, 2025
Mr. Denny Lee	116,283	2.037	—	February 18, 2014	February 17, 2022
Mr. Weibo Yin	69,771	2.037	—	February 18, 2014	February 17, 2022
Dr. Liping Zhang	—	—	45,000	September 13, 2017	September 12,2025
Other individuals as group	1,171,308	2.037	—	February 18, 2014	February 17, 2022
	355,884	2.2	—	September 30, 2011	September 30, 2019
	—	—	1,037,910	February 18, 2014	February 17, 2022
	—	—	69,564	August 1, 2014	July 31, 2022
	—	—	597,300	August 7, 2017	August 6, 2025
	—	—	3,319,200	August 8, 2017	August 7, 2025

C.	Board Practices

Committees of the Board of Directors

Board of Directors

We currently have seven directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Denny Lee, Dr. Weibo Yin and Dr. Liping Zhang. Mr. Denny Lee is the chairman of our audit committee. Mr. Denny Lee and Dr. Liping Zhang meet the criteria of audit committee financial experts as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has also determined that the simultaneous service by Mr. Denny Lee on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Dr. Jianyu Yang, Mr. Denny Lee and Dr. Liping Zhang. Dr. Jianyu Yang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

D.	Employees

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers and our hospital in Singapore. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 745, 739 and 583 employees as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, we had 489 and 94 employees based in China and Singapore, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2017
	Employees	% of Total
Management	50	8.6
Administration	89	15.3
Financial control	69	11.8
Hospital and Operation	225	38.6
Marketing	12	2.1
Business development	3	0.5
Centers	135	23.1
Total	583	100.0

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who has access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2015, 2016 and 2017 was RMB12.9 million, RMB13.3 million and RMB13.3 million (US$2.0 million), respectively. Of the total amount of contributions that we made to employee benefit plans in 2015, 2016 and 2017, RMB0.2 million, RMB0.3 million and RMB0.4 million (US$0.06 million) were attributable to Concord International Hospital in Singapore that we acquired in 2015, respectively.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. Many of our employees have extensive industry experience, and we place a strong emphasis on improving our employees’ expertise by providing periodic training to enhance their skills and knowledge. Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

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

In January 2015, our shareholders passed a special resolution authorizing us to (i) re-designate each share issued and outstanding immediately prior to the adoption of our fourth amended and restated memorandum of association as a Class A ordinary share; and (ii) issue a new class of convertible shares as the Class B ordinary shares. The Class B ordinary shares will have different voting rights and conversion features to the Class A ordinary share. As of the date of this annual report, we do not have any outstanding Class B ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianyu Yang(3)	60,487,186	45.8%
Zheng Cheng(4)	60,487,186	45.8%
Shang Yan Chuang	—	—
Yaw Kong Yap(5)	877,944	0.7%
Denny Lee	*	*
Weibo Yin	*	*
Liping Zhang	—	—
All directors and officers as a group	61,365,130	46.5%
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	59,770,876	45.6%
Solar Honor Limited(7)	15,379,303	11.7%
Oasis Inspire Limited(8)	13,086,350	9.9%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options exercisable, or restricted shares to be vested, by such person within 60 days of this annual report. Percentage of beneficial ownership of each listed person is based on 130,091,977 Class A ordinary shares issued and outstanding as of the date of this annual report.

(3)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Yang is a director and indirectly holds 18% of the shares and Ms. Bi Zhang, the spouse of Mr. Yang, indirectly holds 42% of the shares, and by virtue of such relationship Mr. Yang may be deemed its beneficial owner of the total of 60% of the shares, and (ii) 716,310 ordinary shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this annual report.

(4)	Represents (i) 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited of which Mr. Cheng is a director and indirectly holds 40% of the shares, and by virtue of such relationship may be deemed its beneficial owner, and (ii) 716,310 ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.

(5)	Represents (i) 541,800 ordinary shares held by, (ii) 225,204 ordinary shares issuable upon excise of share options to, and (iii) 110,940 restricted shares held by, Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap.

(6)	Represents 45,787,948 ordinary shares and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Yang, holds 60% of the shares of Morgancreek Investment Holdings Limited. Bluestone Holdings Limited a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Mr. Cheng, holds 40% of the shares of Morgancreek Investment Holdings Limited. The directors of Morgancreek are Mr. Yang and Mr. Cheng. Mr. Yang and Mr. Cheng have the power to direct Morgancreek Investment Holdings Limited as to the voting and disposition of ordinary shares and ADSs held by Morgancreek Investment Holdings Limited. The address of the principal office of Morgancreek Investment Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Represents 14,163,325 ordinary shares and 405,326 ADSs held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Mr. Hao Zhou. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.

(8)	Represents 13,086,350 ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of April 30, 2018, a total of 15,129,691 ADSs representing 45,389,073 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

We are currently not aware that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly and we are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the beneficial ownership and restructuring information as disclosed in this “E. Share Ownership” and “Item 4. Information on the Company—History and Development of the Company” and the proposed going private transaction which was withdrawn in November 2017 as disclosed in “Item 4. Information on the Company—History and Development of the Company—Going Private Proposal” or elsewhere in this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Borrowings with Related Parties

In November 2014, Shanghai Medstar and Nanjing Jiangyuan Andike Positron Technology Co., Ltd. (“Nanjing JYADK”) entered into a loan agreement with JYADK, of which Shanghai Medstar is a non-controlling shareholder and Nanjing JYADK is a controlling shareholder. Pursuant to this loan agreement, Shanghai Medstar agreed to lend an amount of approximately RMB3.2 million to JYADK at the prevailing bank loan interest rate for borrowings of the same term and priority to finance the business operation of JYADK and its holding companies. As of December 31, 2015, 2016 and 2017, we had outstanding loan amounts from JYADK of RMB3.2 million, RMB4.7 million and RMB4.9 million (US$0.8 million).

In June 2015, CCM Hong Kong, as the borrower, entered into a long-term loan agreement with Concord Medical Services Holdings Limited, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher for the account of Gopher Asia Credit SP, as the original lender, whereby we are entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum for our general working capital purposes. This loan is secured by certain shares in the borrower beneficially owned by Ascendium and guaranteed by Concord Medical Services Holdings Limited and Shanghai Medstar. As of December 31, 2015, 2016 and 2017, we had an outstanding balance of RMB161.9 million, RMB172.6 million and RMB162.3 million (US$24.9 million), respectively, which will be due in June 2018. For the same periods, we also incurred interest expenses to Gopher of RMB6.7 million, RMB15.1 million and RMB14.6 million (US$2.3 million). Gopher is controlled by Mr. Zhe Yin, our former director. Mr. Yin resigned from being our member of the board of directors in July 2017 and did not hold any position in our company as of December 31, 2017.

As of December 31, 2015, we had amounts outstanding from Beijing Nai’ensi Technology Limited (“Nai’ensi”), which is controlled by Dr. Zheng Cheng, our director, of RMB28.4 million, respectively, in connection with our financing lease arrangement with Nai’ensi. All the outstanding amounts were repaid in.

In 2015 and 2016, we provided consultation services to a subsidiary of Beijing Allcure Medical Technology Co., Ltd. (“JWYK”), an entity controlled by our director in exchange for a service fee in the amount of RMB0.1 million and RMB70 thousand, respectively.

In April 2017, we entered a loan agreement with Tianjin Jiatai Entity Management Limited Partnership (“Tianjin Jiatai”), an equity held by our equity method investee, for a loan of RMB91.9 million (US$14.1 million). The loan is intend to be used for purchase medical equipment for Shanghai Meizhongjiahe Medical Image Center (“Tianjin Jiatai”), which is under the control of Tianjin Jiatai. According to the contract, the terms of the agreement do not stipulate any interest and the payment schedule, the repayment should be settled within 5 years since the validation date of the contract as appropriate. As of December 31, 2017, we had an outstanding balance of RMB91.9 million (US$14.1 million). In addition, as of December 31, 2016 and 2017, we had management service income from Tianjin Jiatai of RMB8.0 million and RMB6.6 million (US$1.0 million), respectively.

In January 2017, we entered two loan agreements with Beijing Century Friendship, our equity method investee, in total amount of 218.1 million (US$33.5 million). The loans bears no interests and are used for working capital and business development. As of December 31, 2017, we had an outstanding balance of RMB218.1 million (US$33.5 million). The loan will be due in four years.

In November 2017, we entered a loan agreement with Shanghai Meizhongjiahe ProMed Cancer Centers Co., Ltd. (“ProMed”), our equity method investee, for a loan of RMB41.0 million (US$6.3 million). The loan bears no interests and is used for working capital and business development. As of December 31, 2017, we had an outstanding balance of RMB41.0 million (US$6.3 million). The loan will be due in 4 years. In addition, as of December 31, 2017, we had management service income from ProMed of RMB4.1 million (US$0.6 million).

In January 2017, we entered into a long-term loan agreement of RMB300 million (U$46.1 million) with Guofu Huimei, our equity method investee. The loan bears an interest rate of 15.0% per annum and will be due in January 2021. The loan is used for the construction of hospitals. As of December 31, 2017, we had an outstanding balance of RMB280.1 million (US$43.1 million) and incurred an interest expense to Guofu Huimei of RMB31.7 million (US$4.9 million).

Reorganization and Private Placement

See “Item 4. Information on the Company—A. History and Development of the Company,” and “Item 4. Information on the Company—C. Organizational Structure.”

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

Dividend Policy

On January 7, 2014, July 28, 2014 and December 11, 2015, our Board of Directors declared special cash dividends of US$0.24 per ordinary share (or US$0.72 per ADS), US$0.30 per ordinary share (or US$0.90 per ADS) and US$0.33 per ordinary share (or US$0.99 per ADS) on our outstanding ordinary shares, respectively. The total amount for the special dividend is approximately US$32.4 million, US$40.6 million and US$44.5 million, based on the number of ordinary shares outstanding as of September 30, 2013, March 31, 2014 and September 30, 2015, respectively. No special dividend was declared on 2016 and 2017.

Going forward, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay further dividends, the form, frequency and amount will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

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

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the New York Stock Exchange since December 11, 2009 under the symbol “CCM.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 27, 2018 was US$4.05 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2013	5.59	4.00
2014	9.96	5.20
2015	8.23	4.40
2016	5.13	3.51
2017	4.96	3.22
Quarterly:
2016
First quarter	5.13	4.07
Second quarter	5.00	3.51
Third quarter	4.55	3.63
Fourth quarter	4.62	3.85
2017
First quarter	4.96	4.50
Second quarter	4.76	4.37
Third quarter	4.29	3.50
Fourth quarter	4.00	3.25
2018
First quarter	3.45	2.46
Second quarter (through April 27, 2018)	4.10	2.62
Monthly:
2017
October	3.88	3.41
November	3.99	3.66
December	4.00	3.25
2018
January	3.45	2.95
February	3.06	2.46
March	3.25	2.62
April (through April 27, 2018)	4.10	2.62

B.	Plan of Distribution

Not applicable.

C.	Markets

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

A quorum is required for a meeting of shareholders. Shareholders who hold at least one-third of all our ordinary shares in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative constitutes a quorum. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate at least ten percent of our paid-up capital. At least seven days advanced notice is required prior to convening our annual general meeting and other shareholders meetings.

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

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of not less than two-thirds the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

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

Our fourth amended and restated memorandum of association authorizes our board of directors (subject to the other provisions with respect to variation of rights of ordinary shares under the articles of association) to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

People’s Republic of China Taxation

The EIT Law and the implementation regulations for the EIT Law issued by the PRC State Council, impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “effective management organizations” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “effective management organizations” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC tax resident enterprise. We do not currently consider our company to be a PRC tax resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC tax resident enterprise, we may be subject to a 25% enterprise income tax on our global income.

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “nonresident enterprises” under the EIT Law. Under the EIT law, Notice 112, which was issued on January 29, 2008 and the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as PRC tax resident enterprise. Accordingly dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.

Similarly, any gain realized on the transfer of our ADSs or ordinary shares by our non-PRC tax resident enterprise ADS holders and ordinary shareholders may also be subject to the 10% PRC income tax if we are considered as PRC tax resident enterprise and such gain will be regarded as income derived from sources within the PRC.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The effects of any applicable state or local laws and other U.S. federal tax laws, such as estate and gift tax laws, and the impact of the alternative minimum tax and the Medicare contribution tax on net investment income, are not discussed. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

•

a person subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or ADSs being taken into account in an “applicable financial statement” (as defined in the Code);

•	a person who owns or is deemed to own more than 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

If an entity treated as a partnership for United States federal income tax purposes holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisor.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your tax advisor concerning the United States federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares or ADSs in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of ADSs. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including withholding taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to qualify for the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “ — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would generally be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares (see discussion under “—People’s Republic of China Taxation”). However, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for United States federal income tax purposes for our taxable year ending December 31, 2017, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income (which includes cash).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs which are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “ — Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the income tax treaty between the United States and the PRC or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2017, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB0.9 million (US$0.1 million) in our total cash position.

The functional currency of our company and our subsidiaries, including Ascendium, CMS Holdings, OMS, Cyber Medical, China Medstar, King Cheers, Medstar Overseas Ltd., US Proton Therapy Holdings Limited (BVI), and US Proton Therapy Holdings Limited (Delaware) is the U.S. dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. Our Singapore subsidiaries have determined their functional currency to be the Singapore dollars. We use the Renminbi as our reporting currency. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2017, our short-term and long-term bank borrowings, 53.9% of which were denominated in U.S. dollars while 46.1% of which were denominated in Renminbi, had a weighted average interest rate of 2.45% per annum and 12.27% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2017, a 10% change in the interest rates would result in an increase or decrease of RMB9.0 million (US$1.4 million) of our total amount of interest expense for the year ended December 31, 2017. Based on our outstanding interest earning instruments during the year ended December 31, 2017, a 10% change in the interest rates would result in an increase or decrease of approximately RMB1.21 million (US$0.2 million) in our total amount of interest income for the year ended December 31, 2017.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.4% in 2015, 2.0% in 2016 and 1.6% in 2017. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$406,591 and US$460,556 in 2015 and 2016, respectively. In 2017, due to our receipt of the non-binding go-private proposal in July 2016, which was later withdrawn in November 2017, there was a delay in the reimbursement from the depositary. However, the depositary has agreed to pay us the reimbursement relating to the ADS facility.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a) -15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that our internal control over financial reporting was not effective as of December 31, 2017 due to the existence of a material weakness, as described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Failure in execution of controls to perform and review accounting analysis over nonrecurring complex and significant transactions, including related financial statement disclosures, as part of the financial statement close process

Our material weakness is that in relation to our mutual fund restructuring transactions, we did not operate our controls effectively in 1) identifying variable interest entities and the primary beneficiary thereof; 2) ensuring the appropriate consolidation accounting was applied to variable interest entities; 3) ensuring appropriate analysis was performed to account for the repurchase obligation on the noncontrolling interest and the gain or loss on the deemed disposals of certain subsidiaries; and 4) verifying sufficient and appropriate disclosures to be included in our consolidated financial statements.

Despite the fact that we failed to operate the abovementioned controls, we have properly corrected the resulted misstatements and included the appropriate disclosures to our consolidated financial statements.

Management Remediation Plan

With oversight from the audit committee, we will engage in substantial efforts to address the above-described material weakness and enhance our internal control over financial reporting. We will take the following actions to improve the operating effectiveness of our internal control:

•	Improving the capabilities of existing financial reporting personnel through training and education in the accounting requirements under US GAAP;

•	Establishing effective monitoring and oversight controls for the financial statement close process to ensure our controls over the analyzing the accounting for nonrecurring complex transactions are operated as designed; and

•	Strengthening internal audit testing function to timely detect and prevent control deficiencies on the financial statement close process.

We believe the material weakness will be effectively remediated in the second half of 2018; however, the remediation cannot be considered effective until the operation of the improved controls occurs in the future and its operating effectiveness is tested successfully.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2017. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act and that Mr. Denny Lee and Dr. Liping Zhang of our audit committee qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

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

	For the Year Ended
	December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	6,876	6,880	1,057
Tax Fees(2)	152	153	24
Non-Audit Fees(3)	—	210	32

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting). In 2016 and 2017, the audit fee includes the fees billed for Singapore local annul audit fee.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advisory and compliance services for US Proton Therapy Holdings Ltd. (Delaware) and Concord Healthcare Singapore Pte. Ltd.

(3)	“Non-audit fees” represent the aggregate fees billed for professional services rendered by our independent advisory company for financial advisory service for Concord Medical Services Holdings Limited.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services, such as audit-related, tax and other services provided by a professional party.

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

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2016 and 2017

•	Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2016 and 2017

•	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2015, 2016 and 2017

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.9	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.10	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among Beijing Meizhong Jiahe Hospital Management Co., Ltd. (formerly known as CMS Hospital Management Co., Ltd.), Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.14	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.15	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and Beijing Meizhong Jiahe Hospital Management Co., Ltd. (formerly known as CMS Hospital Management Co., Ltd.) (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document

4.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.20	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.21	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2018 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2007.
Shenzhen, People’s Republic of China
April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited:

Opinion on Internal Control over Financial Reporting

We have audited Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Concord Medical Services Holdings Limited (the “Company”) has not maintained effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the performance and review of accounting analysis over nonrecurring and significant transactions, including related financial statement disclosures, as part of its financial statement close process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2017, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report dated April 30, 2018, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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
April 30, 2018

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
ASSETS
Current assets:
Cash		189,905	98,191	15,092
Restricted cash, current portion		518,494	563,986	86,683
Accounts receivable (net of allowance of RMB57 and RMB12,969 (US$1,993) and including amounts due from related parties amounting to RMB8,468 and RMB11,425 (US$1,756) as of December 31, 2016 and 2017, respectively)	5	189,589	131,952	20,281
Inventories	7	5,923	6,284	966
Prepayments and other current assets (net of reserve of RMB4,798 and RMB4,798 (US$737) and including amounts due from related parties amounting to RMB14,028 and RMB13,879 (US$2,133) as of December 31, 2016 and 2017, respectively)	6	161,812	264,723	40,687
Net investment in direct financing leases, current portion	13	59,060	18,900	2,905
Assets held-for-sale	8	70,073	27,100	4,165
Total current assets		1,194,856	1,111,136	170,779

Non-current assets:
Restricted cash, non-current portion		50,000	—	—
Prepaid land lease payments	10	441,810	447,933	68,846
Property, plant and equipment, net	9	775,338	793,571	121,970
Intangible assets, net	11	17,188	7,799	1,199
Deposits for non-current assets (net of reserve of RMB30,860 and RMB30,860 (US$4,743) as of December 31, 2016 and 2017)	12	268,747	266,180	40,911
Net investment in direct financing leases, non-current portion	13	27,190	54,052	8,308
Equity method investments	14	210,088	732,167	112,532
Cost method investment	15	22,160	22,160	3,406
Prepayment for long-term investment	1	181,500	—	—
Other non-current assets	16	39,726	30,392	4,671
Total non-current assets		2,033,747	2,354,254	361,843

Total assets		3,228,603	3,465,390	532,622

		As at December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB77,862 (US$11,967) as of December 31, 2017):
Short-term bank and other borrowings	17	562,372	512,222	78,727
Long-term bank and other borrowings, current portion (including loan from related party of nil and RMB162,297 (US$ 24,945) as of December 31, 2016 and 2017, respectively)	17	82,632	197,139	30,300
Accounts payable		2,038	4,563	701
Accrued expenses and other liabilities (including interest payable to related party of RMB5,894 and RMB5,523 (US$849) as of December 31, 2016 and 2017, respectively)	18	277,398	385,919	59,313
Income tax payable		24,124	5,990	921
Dividend payable	20	2,495	2,338	359
Total current liabilities		951,059	1,108,171	170,321

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB404,597 (US$62,185) as of December 31, 2017):
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB172,475 and RMB280,459 (US$43,105) as of December 31, 2016 and 2017, respectively)	17	215,671	284,584	43,740
Deferred tax liabilities	22	49,658	73,577	11,309
Long-term secured borrowings	19	248,604	163,498	25,129
Advances from long-term investment	1	528,896	—	—
Mandatorily redeemable noncontrolling interest	1	—	396,281	60,907
Amounts due to related parties, non-current portion	24(c)	—	350,969	53,943
Other long-term liabilities		2,945	73,392	11,283
Total non-current liabilities		1,045,774	1,342,301	206,311

Total liabilities		1,996,833	2,450,472	376,632

Commitments and contingencies	26

Equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares—500,000,000; issued shares—142,353,532 as of December 31, 2016 and 2017; outstanding shares—130,091,977 as of December 31, 2016 and 2017)	20	105	105	16
Treasury stock (12,261,555 shares as of December 31, 2016 and 2017)		(8)	(8)	(1)
Additional paid-in capital		1,852,245	1,860,763	285,994
Accumulated other comprehensive loss		(87,968)	(47,418)	(7,288)
Accumulated deficit		(598,196)	(879,393)	(135,160)

Total Concord Medical Services Holdings Limited shareholders’ equity		1,166,178	934,049	143,561
Noncontrolling interests		65,592	80,869	12,429

Total equity		1,231,770	1,014,918	155,990

Total liabilities and equity		3,228,603	3,465,390	532,622

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges (including financing lease income and management service income from related party amounting to RMB252, RMB7,988 and RMB10,695 (US$1,644) for the years ended December 31, 2015, 2016 and 2017, respectively)		616,485	455,042	330,977	50,870
Cost of revenues		(353,336)	(286,543)	(232,979)	(35,807)
Gross profit		263,149	168,499	97,998	15,063
Operating expenses:
Selling expenses		(112,815)	(70,093)	(43,608)	(6,702)
General and administrative expenses		(132,952)	(205,908)	(237,646)	(36,526)
Impairment of long-lived assets		(23,125)	(61,124)	(28,600)	(4,396)

Operating loss		(5,743)	(168,626)	(211,856)	(32,561)
Interest expense (including interest expense to related party amounting to RMB6,705, RMB15,073 and RMB 46,355 (US$7,125) for the years ended December 31, 2015, 2016 and 2017, respectively)		(53,214)	(89,327)	(89,959)	(13,826)
Foreign exchange gain		10,348	13,472	4,023	618
Loss on disposal of long-lived assets		(4,220)	(7,619)	(31,437)	(4,832)
Interest income		22,447	27,982	12,077	1,856
Changes in fair value of derivatives		33,731	713	—	—
Loss on debt extinguishment	17	(36,648)	—	—	—
(Loss) income from equity method investments		(5,572)	616	1,454	223
Gain on disposal of subsidiaries (note 4)		16,381	—	58,913	9,055
Other income, net		17,236	18,191	2,890	444

Loss before income tax		(5,254)	(204,598)	(253,895)	(39,023)
Income tax expenses	22	(74,025)	(60,486)	(31,789)	(4,886)

Net loss		(79,279)	(265,084)	(285,684)	(43,909)

Net loss attributable to noncontrolling interests		(975)	(3,217)	(1,364)	(210)
Net loss attributable to Concord Medical Services Holdings Limited		(78,304)	(261,867)	(284,320)	(43,699)

Loss per share
Basic and diluted		(0.58)	(2.00)	(2.19)	(0.34)
Weighted average number of shares outstanding:
Basic and diluted		134,546,772	130,631,867	130,091,977	130,091,977

Other comprehensive (loss) income, net of tax
Foreign currency translation		(27,923)	(41,394)	40,550	6,232

Total other comprehensive (loss) income, net of tax		(27,923)	(41,394)	40,550	6,232

Comprehensive loss		(107,202)	(306,478)	(245,134)	(37,677)

Comprehensive (loss) income attributable to noncontrolling interests		(975)	(6,740)	2,485	382

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(106,227)	(299,738)	(247,619)	(38,059)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(79,279)	(265,084)	(285,684)	(43,909)
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Share-based compensation (note 24)	8,084	8,400	11,641	1,789
Depreciation of property, plant and equipment (note 9)	138,075	117,051	83,224	12,791
Amortization of intangible assets (note 11)	19,176	10,760	6,229	957
Amortization of prepaid land lease payments (note 10)	1,090	1,195	5,256	808
(Income)loss from equity method investments	5,572	(616)	(1,454)	(223)
Loss on disposal of long-lived assets	4,220	7,619	31,437	4,832
Deferred tax benefits	(432)	22,115	12,703	1,952
Allowance for doubtful accounts, net	9,932	23,446	14,840	2,281
Impairment of long-lived assets	23,125	61,124	28,600	4,396
Changes in fair value of derivatives	(33,731)	(713)	—	—
Interest and consultation expenses	—	—	125,290	19,257
Loss on debt extinguishment	36,648	—	—	—
Gains on disposal of subsidiaries (note 4)	(16,381)	—	(58,913)	(9,055)
Gains from bargain purchase (note 4)	(12,830)	—	—	—
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	43,276	9,922	43,406	6,671
Prepayments and other current assets	14,743	(36,545)	(4,205)	(646)
Inventories	315	(1,923)	(554)	(85)
Other non-current assets	11,902	14,249	7,057	1,085
Deposits for land use rights	(379,340)	(13,225)	(11,379)	(1,749)
Accounts payable	(725)	6,967	5,057	777
Accrued expenses and other liabilities	(1,968)	(12,758)	11,234	1,727
Deferred revenue	(945)	1,791	3,022	464
Income tax payable	9,692	(34,991)	(6,504)	(1,000)
Accrued unrecognized tax benefit	24,643	3,138	6,429	988

Net cash (used in) generated from operating activities	(175,138)	(78,078)	26,732	4,108

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investment	(60,000)	—	—	—
Prepayment for operating license	—	(3,025)	(6,705)	(1,031)
Disposal of short-term investment	—	60,000	—	—
Investments in equity method investees	(30,063)	—	(97,799)	(15,031)
Prepayments in long-term investments	—	(181,500)	—	—
Acquisitions of business, net of cash acquired (note 4)	(250,142)	26,198	—	—
Disposals of subsidiaries, net of cash disposed (note 4)	78,798	—	(17,528)	(2,694)
Acquisitions of property, plant and equipment	(47,783)	(78,920)	(91,260)	(14,026)
Acquisitions of intangible assets	—	(960)	(749)	(115)
Deposits for the purchases of property, plant and equipment	(134,189)	(39,068)	(197,843)	(30,408)
Refund from deposits for the purchases of property, plant and equipment	—	—	42,640	6,554
Advance from disposal of associate company	—	12,999	—	—
Proceeds from disposal of property, plant and equipment	1,070	11,951	38,103	5,856
Proceeds from principal portion of direct financing leases	97,910	108,121	61,904	9,514
Net investment in direct financing leases	—	—	(50,000)	(7,685)
Cash distribution from equity method investment	24,316	9,357	6,227	957
Prepayment for investment (note 4)	(71,000)	—	—	—

Net cash used in investing activities	(391,083)	(74,847)	(313,010)	(48,109)

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	233,201	497,577	292,847	45,010
Proceeds from long-term bank and other borrowings	343,301	16,500	280,459	43,106
Proceeds from private offerings of subsidiary shares (note 1)	—	139,972	—	—
Proceeds from long-term investment advance (note 1)	—	528,896	—	—
Proceeds from related parties (note 24)	—	—	350,969	53,943
Proceeds from secured borrowings (note 19)	396,494	—	—	—
Repayment of secured borrowings	—	(86,000)	(81,000)	(12,449)
Refund of deposit for marketable securities	—	3,661	2,156	331
Deposit for marketable securities (note 19)	—	—	(22,557)	(3,467)
Repayment of short-term bank and other borrowings	(2,858)	(691,261)	(317,867)	(48,855)
Repayment of long-term bank and other borrowings	(347,965)	(201,048)	(87,387)	(13,431)
Redemption of mandatorily redeemable noncontrolling interests (note 1)	—	—	(97,106)	(14,925)
Payment for interest and consultation expenses	—	—	(143,415)	(22,042)
(Increase) decrease in restricted cash	(52,780)	(13,448)	4,506	693
Dividends paid to ordinary shareholders	—	(285,829)	—	—
Repurchase of ordinary shares	(19,723)	(30,402)	—	—
Purchase of subsidiary shares from noncontrolling interests	—	(12,130)	—	—
Proceeds from sales of subsidiary shares to noncontrolling interests	—	2,142	—	—
Capital injection from noncontrolling interests shareholder	40,728	—	12,800	1,967

Net cash generated from (used in) financing activities	590,398	(131,370)	194,405	29,881

Exchange rate effect on cash	(17,419)	(11,240)	159	24
Net increase (decrease) in cash	6,758	(295,535)	(91,714)	(14,096)
Cash at beginning of year	478,682	485,440	189,905	29,188
Cash at end of year	485,440	189,905	98,191	15,092

Supplemental schedule of cash flows information:
Income tax paid	(48,712)	(60,639)	(21,581)	(3,317)
Interest paid	(54,039)	(81,486)	(89,959)	(13,826)
Supplemental schedule of non-cash activities:
Acquisition of Beijing Century Friendship and BPMC through utilization of prepayment for investment (note 4)	—	100,600	—	—
Acquisition of investment in Guofu Huimei through utilization of prepayment of long-term investment (note 1)	—	—	174,000	26,743
Acquisition of investment in ProMed included in accrued expense and other liabilities	—	—	116,939	17,973
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	12,251	19,424	4,914	755
Acquisition of property, plant and equipment included in accrued expense and other liability	23,769	—	42,067	6,466
Mandatorily redeemable noncontrolling interest from advance from long-term investment	—	—	521,396	80,137
Acquisition of net investment in financing lease through utilization of deposits	36,499	—	—	—
Equity investment through disposal of a subsidiary (note 4)	22,160	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2015	134,836,300	105	(5)	2,074,125	(18,651)	(258,025)	2,509	1,800,058
Net loss	—	—	—	—	—	(78,304)	(975)	(79,279)
Other comprehensive loss	—	—	—	—	(27,923)	—	—	(27,923)
Share-based compensation	—	—	—	8,084	—	—	—	8,084
Dividends	—	—	—	(288,157)	—	—	—	(288,157)
Share repurchase	(1,842,099)	—	(1)	(19,722)	—	—	—	(19,723)
Contribution from noncontrolling interest	—	—	—	—	—	—	40,728	40,728

Balance as of December 31, 2015	132,994,201	105	(6)	1,774,330	(46,574)	(336,329)	42,262	1,433,788

Balance as of January 1, 2016	132,994,201	105	(6)	1,774,330	(46,574)	(336,329)	42,262	1,433,788
Net loss	—	—	—	—	—	(261,867)	(3,217)	(265,084)
Other comprehensive loss	—	—	—	—	(41,394)	—	(3,523)	(44,917)
Share-based compensation	—	—	—	8,400	—	—	—	8,400
Share repurchase	(2,902,224)	—	(2)	(30,400)	—	—	—	(30,402)
Changes in ownership of MHM	—	—	—	99,915	—	—	30,070	129,985

Balance as of December 31, 2016	130,091,977	105	(8)	1,852,245	(87,968)	(598,196)	65,592	1,231,770

Balance as of January 1, 2017	130,091,977	105	(8)	1,852,245	(87,968)	(598,196)	65,592	1,231,770
Net loss	—	—	—	—	—	(284,320)	(1,364)	(285,684)
Cumulative adjustments for changes in accounting principles (note 2)	—	—	—	(3,123)	—	3,123	—	—
Other comprehensive income	—	—	—	—	40,550	—	3,849	44,399
Contribution from non-controlling interest	—	—	—	—	—	—	12,800	12,800
Share-based compensation	—	—	—	11,641	—	—	—	11,641
Disposal of subsidiaries	—	—	—	—	—		(8)	(8)

Balance as of December 31, 2017	130,091,977	105	(8)	1,860,763	(47,418)	(879,393)	80,869	1,014,918

Balance as of December 31, 2017 (US$)	130,091,977	16	(1)	285,994	(7,288)	(135,160)	12,429	155,990

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, consolidated variable interest entity (the “VIE”) and subsidiaries of the VIE, which are collectively referred to as the “Group”. The Company was incorporated under the laws of the Cayman Islands on November 27, 2007.

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, and the provision of management services to hospitals. Starting April 2015, the Group is also engaged in hospital operations as a result of the acquisition of Concord Healthcare Singapore Pte. Ltd. (note 4).

(a) As of December 31, 2017, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Entities	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
Our Medical Services Limited (“OMS”)	August 22, 1996	BVI	100%	Investment holding
Medstar Oversea Ltd. (“Medstar Overseas”)	September 22, 2011	BVI	100%	Investment holding
Cyber Medical Networks Limited (“Cyber”)	May 26, 2006	Hong Kong	100%	Investment holding
China Medical Services (Holdings) Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology and Services Co., Ltd. (“Aohua Technology ”)	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Leasing Co., Ltd. (“Shanghai Medstar”)	March 21, 2003	PRC	99%	Leasing of medical equipment and provision of management services
Beijing MeizhongJiahe Hospital Management Co., Ltd.(“MHM”)*	July 23, 2008	PRC	85.34%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)	July 26, 2007	PRC	100%	Provision of management services
Tianjin Concord Medical Technology Limited(“Tianjin Concord Medical”)	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”)	August 12, 2010	PRC	100%	Leasing of medical equipment
Guangzhou Concord Medical Cancer Hospital Co., Ltd. (“Guangzhou Concord Cancer Hospital”)	June 29, 2011	PRC	70%	Medical technology research and development, and provision of management and consulting services.
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)**	June 03, 2013	Hong Kong	85.71%	Investment holding

Entities	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities

CMS Radiotherapy Holdings Limited (“CMS (USA)”)	August 13, 2013	United States of America	100%	Investment holding
Shenzhen Concord Medical Investment Limited (“SZ CMS”)	January 10, 2014	PRC	100%	Investment holding
Shanghai Concord Oncology Hospital Limited (“SHC”)	March 17, 2014	PRC	90%	Group’s medical treatment and service business
Global Medical Imaging (HongKong) Limited. (“GMI”)	May 26, 2014	Hong Kong	100%	Investment holding
Datong MeizhongJiahe Cancer Center (“DTMZ”)	October 23, 2014	PRC	100%	Group’s medical treatment and service business

Wuxi Concord Medical Development Ltd.("Wuxi Concord”)	December 29, 2015	PRC	100%	Group’s medical treatment and service business
Concord Hospital Management Group Ltd.(HK) (“CHMG”)	July 7, 2015	Hong Kong	100%	Group’s medical treatment and service business
Beijing Concord Medical Technology Ltd.	January 4, 2016	PRC	100%	Provision of management services
Taizhou Concord Leasing Ltd.	April 20, 2016	PRC	100%	Group’s medical treatment and service business

VIE
Zhongrong Internation Growth Fund SPC-ZR ConcordHealthcare Investment Fund SP (“SP”)	November 2016	Cayman Islands	25%	Investment holding

Subsidiaries of VIE
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	100%	Investment holding
Concord Healthcare Singapore Pte. Ltd. (“CHS”)	April1, 2015	Singapore	100%	Group’s medical treatment and service business

*       On August 27, 2015, the Group changed the name of CMS Hospital Management Co., Ltd. (“CHM”) to Beijing MeizhongJiahe Hospital Management Co., Ltd. (“MHM”), providing management service to the Group’s existing network.

On September 29, 2016, MHM completed its first round private offering of additional 926,000 ordinary shares to five institutional investors with a consideration of RMB41,670 (US$ 6,002), among which one investor thereafter transferred all the shares acquired back to the Group in the secondary market. In November 2016, the Group transferred 1,483,000 ordinary shares to and bought 10,000 ordinary shares from other existing shareholders in the secondary market. On December 30, 2016, MHM completed its second round private offering of additional 6,666,666 ordinary shares to two new institutional investors with a consideration of RMB100,000 (US$ 14,403). After the completion of all transactions mentioned above, the Group ultimately holds 85.34% equity interest in MHM.

**       On September 9, 2015, CCM (HK) issued (i) 61,302,441 shares to Gopher CCM limited (“Gopher”), an entity controlled by a director of the Company, for a consideration of US$7,859 and (ii) 366,685,949 shares to Ascendium for a consideration of US$47,011, among which US$40,728 has been injected in 2015.  As a result, Gopher holds 14.29% equity interest of CCM (HK) and through which, Gopher indirectly holds 10% of SHC, which is 70% owned by CCM (HK) and Ascendium holds 85.71% equity interest of CCM (HK).

On December 29, 2015, the Group set up Wuxi Concord Medical Development Ltd. for the purpose to develop Group’s medical treatment and service business.

On January 4, 2016, the Group set up Beijing Concord Medical Technology Ltd. for the purpose to provision of management services.

On January 27, 2016, the Group acquired 100% equity interest in Beijing Century Friendship and additional 55% equity interest in BPMC and ultimately hold 80% equity interest in BPMC.

On March 30 and April 20, 2016, the Group set up Shanghai Taifeng Medical Technology Ltd and Taizhou Concord Leasing Ltd. for the purpose to develop Group’s medical treatment and service business.

On September 26, 2016, Shanghai Medstar introduced a new shareholder called Shanghai Huifu Technology Development Co., Ltd. (“Shanghai Huifu”). After this process, the equity interest in Shanghai Medstar owned by the Group changed from 100% to 99%.

(b) Establishment of Onshore Fund and Offshore Fund

In November 2016, the Company entered into a framework agreement with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish an onshore fund, namely SP, for the purpose of acquiring several hospital businesses of the Company, including 100% shares of CHS through China Medstar, 70% shares of Guangzhou Concord Cancer Hospital through CMS Holdings and 59.51% shares of PTC-Houston Management, LP (“PTC”) through Proton (BVI), collectively the “CCM Hospital Business”. ZR Guofu will provide management and consultation services on the funds and the Group will continue to manage the CCM Hospital Businesses. ZR Guofu subscribes Class A shares of SP with a consideration of RMB521,396, while the Group subscribes Class B shares of the SP using 1) creditor’s rights of RMB166,299 due from CCM Hospital Business and 2) RMB7,500 cash as consideration. During the year ended December 31, 2016, the Group and ZR Guofu had injected RMB7,500 and RMB521,396, respectively, into the SP which was then granted as loans to the CCM Hospital Business.

In addition, the Group and ZR Guofu established an onshore fund, namely Guofu Huimei Investment Management Limited Partnership (“Guofu Huimei”). The registered capital of Guofu Huimei is RMB1,009,000, of which RMB746,001and RMB262,999 were subscribed by ZR Guofu and the Group, for 73.93% and 26.07% equity interest, respectively. General partners of the Guofu Huimei are Shanghai Medstar and ZR Guofu. During the year of 2016, the Group has injected RMB174,000 into Guofu Huimei.

As of December 31, 2016, SP has been established but changes of registration of shareholders and the articles of association of the CCM Hospital Businesses were still in process. As a result, the cash injected by the Group to the SP and Guofu Huimei amounting to RMB181,500 was recorded as “prepayment for long-term investments” under non-current assets and the loans received by the CCM Hospital Business amounted to RMB528,896 was recorded as “advances from long-term investment” under non-current liabilities in the consolidated balance sheet as of December 31, 2016. In addition, the Group has prepaid RMB53,141 to ZR Guofu for the interest expense and consultation expense as of December 31, 2016 which was recorded in “prepayments and other current assets” on the consolidated balance sheet.

In April 2017, the change in register members of Proton (BVI) and China Medstar to SP was completed.

Further in April 2017, the Group and ZR Guofu entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. During 2017, Guofu Huimei acquired 78.31% equity interest of Beijing Century Friendship Science & Technology Development Co., Ltd. ("Beijing Century Friendship”) which holds 55% equity interest of BPMC at consideration of RMB388,500 (US$59,711), 54.8% equity interest of Shanghai Meizhongjiahe ProMed Cancer Centers Co., Ltd. (“ProMed”) at consideration of RMB182,000 (USD$27,973), 28.77% equity interest of Tianjin Jiatai Entity Management limited Partnership (“Tianjin Jiatai”) at consideration of RMB106,500 (US$16,369) and established Shanghai Rongchi Medical Management Limited (“SH Rongchi”) with share capital of RMB695,305 (US$106,866). Guofu Huimei also provided loans of RMB17,900 (USD$2,751) to ProMed and loans of RMB300,000 (US$46,109) to Guangzhou Concord Cancer Hospital. The profit or loss of these domestic entities engaging in hospital business is shared proportionally among investors based on the percentage of their respective subscribed share capital.

Pursuant to the supplemental contract, the 75% equity interest in SP held by the ZR Guofu is contractually required to be repurchased by the Group at the end of four years from the establishment of SP at a consideration equivalent to the investment cost of RMB521,396. ZR Guofu is also entitled to an annual premium at 15% for its capital contribution of RMB521,396 in SP in the form of interest expense and consultation expense. In addition, the Group’s share in Beijing Century Friendship (note 14), certain construction in progress (note 9) and certain prepaid land lease payments (note 10) are pledged to secure the capital contribution from ZR Guofu.

On December 20, 2017, the Company repaid a loan with principal of RMB97,106 (US$14,925) to ZR Guofu, and repurchased 100% equity interest of CMS Holdings at a consideration of US$1. Upon completion, the shares in CMS Holdings was pledged to ZR Guofu by the Company.

The offshore fund SP is determined as a variable interest entity as the cash injection from ZR Guofu of RMB521,396 was not equity at risk. As the Company maintains the power to direct the activities that most significantly affect SP’s economic performances through supplemental contracts agreed terms and absorbs the expected losses of SP, the Company is the primary beneficiary of SP and consolidates SP and its subsidiaries under by ASC 810-10 Consolidation: Overall.

The 75% equity interest held by the ZR Guofu in SP is accounted for as a liability recorded as “Mandatorily redeemable noncontrolling interests” in the Company’s consolidated balance sheets as a result of the mandatory redemption feature and is carried at the redemption value at the end of each reporting date as determined in accordance with the contract terms from the day of on which control is transferred to the Company. The 15% annual premium is accrued as an interest expense and consultation expense during each reporting period.  As of December 31, 2017, the balance of mandatorily redeemable noncontrolling interest was RMB396,281 (US$60,907).

The onshore fund Guofu Huimei is not a variable interest entity. The Company does not control but can exercise significant influence over Guofu Huimei and thus recorded Guifu Huimei as an investment under equity method (note 14).

(c) VIE disclosures

Creditors of the VIE and its subsidiaries have no recourse to the general credit of the primary beneficiaries of the VIE and its subsidiaries, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE and its subsidiaries operate the hospital business are recognized in the Company’s consolidated financial statements. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE and its subsidiaries during the periods presented.

The following tables represent the financial information of the VIE and its subsidiaries as of December 31, 2017 and for the year ended December 31, 2017 before eliminating the intercompany balances and transactions between the VIE and its subsidiaries and other entities within the Group:

	As at December 31,
	2017	2017
	RMB	US$
ASSETS
Current assets:
Cash	13,161	2,023
Restricted cash, current portion	42	6
Accounts receivable (net of allowance of RMB73 (US$11) as of December 31, 2017)	3,985	612
Inventories	1,399	215
Prepayments and other current assets	1,988	306
Total current assets	20,575	3,162

Non-current assets:
Property, plant and equipment, net	279,240	42,918
Intangible assets, net	202	31
Deposits for non-current assets	172	26
Equity method investments	195,040	29,977
Other non-current assets	481	74
Total non-current assets	475,135	73,026

Total assets	495,710	76,188

Current liabilities:
Accounts payable	1,978	304
Accrued expenses and other liabilities	21,321	3,277
Amount due to inter-companies*	54,563	8,386
Total current liabilities	77,862	11,967

Non-current liabilities:
Deferred tax liabilities	8,316	1,278
Mandatorily redeemable noncontrolling interests	396,281	60,907
Total non-current liabilities	404,597	62,185

Total liabilities	482,459	74,152

*       Amount due to inter-companies represented payable balances of VIE and its subsidiaries due to other subsidiaries within the Group.

	As at December 31,
	2017	2017
	RMB	US$
Net revenues	28,673	4,407
Net loss	(141,188)	(21,700)

	As at December 31,
	2017	2017
	RMB	US$
Net cash used in operating activities	(54,113)	(8,317)
Net cash used in investing activities	(5,582)	(858)
Net cash generated from financing activities	56,787	8,728
Exchange rate effect on cash, net	748	115
Decrease in cash and cash equivalents	(2,160)	(332)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, allowance for doubtful accounts, impairment of long-lived assets, useful lives of property, plant and equipment and intangible assets, realization of deferred tax assets, share-based compensation expenses, unrecognized tax benefits, accrued liabilities, the valuation of the Company’s acquired equity investments and derivative instruments and the determination of fair value of the retained investments in the subsidiary which is deemed to be disposed. Actual results could materially differ from those estimates.

Principles of consolidation

  The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and the VIE and its subsidiaries for which the Company or a subsidiary of the Company is the primary beneficiary. All transactions and balances between the Company, subsidiaries and VIE and its subsidiaries have been eliminated upon consolidation. Results of acquired subsidiaries and its VIE and its subsidiaries are consolidated from the date on which control is transferred to the Company.

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

Accumulated other comprehensive loss represents the cumulative foreign currency translation adjustments at each balance sheet date.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5063 to US$1.00 on December 31, 2017 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combination and noncontrolling interests

The Company accounts for business combinations using the purchase method of accounting in accordance with ASC 805. ASC 805 requires the Company to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where the Company acquires less than 100% ownership interest, the Company will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by the Company for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the Company’s statements of comprehensive income (loss) until such time as to when the contingency is resolved. Where the fair value of the net assets acquired exceeds the consideration paid, a gain as a result of the bargain purchase will be recognized through the consolidated statements of comprehensive loss at the close of the transaction. For the Company’s majority-owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of comprehensive income includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Company’s consolidated balance sheets.

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

If a transaction does not meet the definition of a business, the transaction is recorded as an asset acquisition. Accordingly, the identifiable assets acquired and liabilities assumed are measured at the fair value of the consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalised. Any contingent consideration payable that is dependent on the purchaser’s future activity is not included in the consideration paid until the activity requiring the payment is performed. Any resulting future amounts payable are recognized in profit or loss when incurred. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

Cash

Cash includes cash on hand and cash deposits with original maturities of less than three months, which are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Group’s short-term and long-term borrowings, and was recorded under current and non-current on the classification of the underlying bank borrowings (note 17). Such restricted cash is not available to fund the general liquidity needs of the Group.

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

Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. The Group routinely evaluates the collectability of accounts receivable of each customer on a specific identification basis. At the time when the Group becomes aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Group records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the collectible amount. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. Total interest costs incurred and capitalized during the years ended December 31, 2015, 2016 and 2017 amounted to RMB1,376, RMB1,956 and RMB38,533 (US$5,922), respectively.

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

Prepaid land lease payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight line basis over the terms of the land use rights agreement of 50 years.

Impairment of long-lived assets

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

Impairment loss on long-lived assets of RMB23,125, RMB61,124 and RMB28,600 (US$4,396) was recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. Cost of the Group’s shares acquired is treated as a deduction from shareholders’ equity. Upon cancellation, any excess of purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, including cash, restricted cash, accounts receivable, balances with related parties and accounts payable approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank and other borrowing and secured borrowings mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value. Derivative financial instruments were recognized at fair value at the end of each reporting period with the adjustment in its fair value recognized in profit or loss. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its derivative financial instruments that are recognized in the consolidated financial statements.

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

For the years ended December 31, 2015, 2016 and 2017, the revenue from lease and management services amounted to RMB525,208, RMB378,723 and RMB245,434 (US$37,723), respectively.

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

For the years ended December 31, 2015, 2016 and 2017, revenue from management services amounted to RMB21,596, RMB27,707 and RMB29,549 (US$4,542), respectively. For the years ended December 31, 2015, 2016 and 2017, the revenue from technical services amounted to RMB21,449, RMB17,543 and RMB9,779 (US$1,503), respectively.

iii.	Direct financing lease income

Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. During the years ended December 31, 2015, 2016 and 2017, the Company had financing lease income of RMB23,259, RMB14,100 and RMB7,554 (US$1,161), net of taxes, respectively.

iv.	Consumables sales

Pursuant to the application of ASC 605, the Group records revenue related to consumables sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the years ended December 31, 2015, 2016 and 2017 the Company had medical equipment sales of RMB6,234, RMB5,456 and RMB7,005 (US$1,077), respectively.

The Group is subject to sales taxes such as business tax, VAT and goods and service tax on the revenue. The Group has recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2015, 2016 and 2017 were approximately RMB22,237, RMB5,854 and RMB2,439 (US$375), respectively. In the event that revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

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

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2015, 2016 and 2017, the advertising expenses were RMB15,205, RMB7,378 and RMB2,910 (US$447), respectively.

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

In accordance with ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, all deferred tax liabilities and assets are classified as noncurrent in the consolidated balance sheets.

Share-based compensation

Share-based awards granted to employees are accounted for under ASC 718, Compensation-Stock Compensation (“ASC 718”).

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Prior to January 1, 2017, forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

On January 1, 2017, the Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, and elected to account for forfeitures as they occur. The cumulative-effect adjustment to retained earnings of RMB3,123 (US$480) was recorded upon transition, which is measured for outstanding awards based on the difference between (1) the fair value estimate of awards historically expected to be forfeited and (2) the fair value estimate of awards actually forfeited.

Loss per share

Loss per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic loss per ordinary share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share based awards, using the treasury stock method and the ordinary shares issuable upon the conversion of convertible debt instruments, using if-converted method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Comprehensive loss

Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income (“ASC 220”), requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

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

Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company plans to adopt the new standard on January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Company has substantially completed the assessment over the impact of adopting this new guidance and does not expect the adoption will have significant impact on the Company’s consolidated financial statements.

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

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are evaluating the effect that this guidance will have on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 (“ASU 2016-15”), Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows, (“ASC 230”) including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. In addition, in November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Company’s fiscal year beginning December 1, 2018 and subsequent interim periods. Early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Company's current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Company’s consolidated financial statements.

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

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and advances made to suppliers and hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2017, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America and in Singapore, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 25%, 28% and 32% for the years ended December 31, 2015, 2016 and 2017, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment is sourced from its five largest suppliers who collectively accounted for 94%, 72% and 95% of total medical equipment purchases of the Group for the years ended December 31, 2015, 2016 and 2017, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2. The depreciation (appreciation) of the RMB against US$ was 4.4%, 7.2% and (6.3%) during the years ended December 31, 2015, 2016 and 2017, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

The Seller, an Indian listed company, intended to improve its financial gearing ratio so as to focus on India domestic market, and thus accepted a purchase price lower than the fair value of the net assets for the disposal of CHS which is an investment outside India. The Group performed a comprehensive reassessment of the procedures it used to identify and measure the assets acquired and liabilities assumed, and measure the consideration transferred to verify that all of those measurements are appropriate and reasonable. A gain on bargain purchase of RMB12,830 was recorded as “other income” in the consolidated statements of comprehensive loss for the year ended December 31, 2015.

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
	For the year ended December 31,
	2014	2015
	RMB	RMB
Net revenues	643,764	625,479
Net income	25,119	165,626

The results of operations of CHS since the acquisition date included in the consolidated statement of comprehensive loss of the Company for the year ended December 31, 2015 is as follows:

For the Years Ended December 31,
2015
RMB
Net revenues	18,739
Net loss	(39,628)

Disposal of Beijing Allcure Medical Technology Ltd. (“JWYK”)

On June 30, 2015, the Group entered into a share exchange agreement with Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”), a newly established third-party company, pursuant to which, the Group exchanged 100% equity interest of JWYK for 20% of Allcure Information’s equity interest. The disposal of JWYK was completed on July 24, 2015 and did not meet the criteria of discontinued operations in accordance with ASC 205.

The breakdown of assets and liabilities as of July 24, 2015 (the date of disposal), are as follows:

RMB
Current assets	5,335
Property, plant and equipment, net	2,470
Current liabilities	(2,026)
Net assets disposed	5,779

The Group, with the assistance of an independent third party valuation firm, determined the fair value of the 20% equity interest of Allcure Information based on a discounted cash flow model. The 20% equity interest in Allcure Information is accounted for as a cost method investment of the Group (note 14). As a result of the disposal of JWYK, the Group recognized a gain of RMB16,381 as “gain on disposal of subsidiaries” as summarized below:

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

The acquisition was completed on January 27, 2016 when Beijing Century Friendship obtained 55% equity interest in BPMC, at a total consideration of RMB100,600. Upon the completion, the Group holds 100% equity interests of Beijing Century Friendship and indirectly holds 80% equity interest of BPMC. The transaction did not meet the definition of a business acquisition and was accounted for as an asset acquisition under ASC 805. The purpose of the acquisition is to obtain the license to operate the proton treatment center from the Ministry of Health of China upon the completion of construction of the proton treatment center in BPMC. The major asset acquired was the prepayment for operating license of RMB99,851 (US$14,382), with other insignificant financial assets acquired and financial liabilities assumed.

For the year ended December 31, 2017

Disposal of Beijing Century Friendship and BPMC

On April 6, 2017, Guofu Huimei, an equity method investee of the Group, made a capital injection of RMB388,500 (note 1) in cash to Beijing Century Friendship to obtain 78.31% of its equity interest. Before the capital injection, Beijing Century Friendship was a wholly owned subsidiary of the Group and held 55% equity interest in BPMC. Upon the the capital injection from Guofu Huimei, the Group’s effective interest in Beijing Century Friendship was diluted to 42.1% with a direct interest of 21.69% held by two subsidiaries of the Company and an indirect interest of 20.41% through Guofu Huimei. The Group lost control in Beijing Century Friendship and BPMC on April 6, 2017 and accounted for it as a deemed disposal and recognized a gain of RMB58,854 (US$9,046) in accordance with ASC 810-10-40. The gain was measurued as the difference between the fair value of the retained noncontrolling interest at the date of deconsolidation and the carrying amount of the former subsidiaries’ net assets. The direct interest held in Beijing Century Friendship and BPMC by the Group was accounted for as equity method investment (note 14).

The carrying value of assets and liabilities of Beijing Century Friendship and BPMC as of April 6, 2017 (the date of disposal), are as follows:

	RMB	US$
Current assets	18,035	2,772
Deposit for operating license	109,581	16,842
Other non-current assets	45	7
Current liabilities	(35,152)	(5,403)
Non-controlling interests	(8)	(1)
Net assets disposed	92,501	14,217

The Group with the assistance of an independent third party valuation firm, determined the fair value of the retained noncontrolling interest of Beijing Century Friendship and BPMC based on a discounted cash flow model. As a result of the disposal, the Group recognized a gain on the deemed disposal of Beijing Century Friendship and BPMC as summarized below:

	RMB	US$
Fair value of retained noncontrolling investment	151,355	23,263
Disposition of net assets	92,501	14,217
Gain on disposal of Beijing Century Friendship and BPMC	58,854	9,046

Disposal of Allcure Medical Holdings Ltd. (BVI) (“Allcure BVI”)

On October 18, 2017, the Group entered into a share transfer agreement with Bluestone Holdings Limited (“Bluestone”), a related party controlled by a director of the Company, to transfer 100% interest of a subsidiary, Allcure BVI with its subsidiary Beijing Allcure Medical Technology Ltd. at consideration of RMB3 (US$ nil). A disposal gain of RMB59 (US$9) was recognized in consolidated financial statements of comprehensive loss for the year ended December 31, 2017.

5.	ACCOUNTS RECEIVABLE

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Accounts receivable	189,646	144,921	22,274
Allowance for doubtful accounts	(57)	(12,969)	(1,993)
Accounts receivable, net	189,589	131,952	20,281

The movement in the allowance for doubtful accounts were as follows:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Balance at the beginning of the year	2,281	1,781	57	9
Acquisition of CHS	167	—	—	—
Provisions for the year	2,925	1,066	14,840	2,281
Reversal of provisions from prior periods due to subsequent cash collection during the year	(749)	—	—	—
Amounts written off during the year	(2,843)	(2,790)	(1,928)	(297)
Balance at the end of the year	1,781	57	12,969	1,993

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB34,850 and RMB13,164 (US$2,023) were used to secure bank borrowings of RMB45,400 and RMB20,100 (US$3,089) as at December 31, 2016 and 2017, respectively (note 17).

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
Prepayments to ZR Guofu	i)	53,141	—	—
Due from suppliers	ii)	11,148	23,243	3,572
Due from hospitals	iii)	21,274	1,179	181
Loan receivables	iv)	43,503	114,456	17,592
Advances to employees	v)	6,354	4,383	674
Receivables from disposal of medical equipment	vi)	12,668	90,324	13,883
Deferred expenses		1,637	111	17
Interest receivable		9,571	5,100	784
Dividend receivable		766	766	118
Others		6,548	29,959	4,603
		166,610	269,521	41,424

Reserve for unrecoverable deposits	ii)	(4,798)	(4,798)	(737)

		161,812	264,723	40,687

Provisions are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Prepayments to ZR Guofu represented the prepayment made for the annual interest expense and consultation expense as of December 31, 2016 (note 1).

ii)	Amounts due from suppliers represent prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve amounting to RMB4,798 and RMB4,798 (US$737) on amounts due from suppliers as at December 31, 2016 and 2017, respectively.

iii)	Amounts due from hospitals represent interest-free advances to hospitals and the compensation to be received from hospitals for early termination. The Group has assessed the impact of such advances on revenue recognition at the outset of the arrangement and has concluded that they do not affect revenue recognition. The risk of loss arising from any failure of hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management.

iv)	Loan receivables represented the loans to others parties, including loans to related parties such as the Xi’an JiangyuanAndike Ltd. (“JYADK”), Allcure Information of total amount of RMB13,658 and RMB13,658 (US$2,099) as at December 31, 2016 and 2017, respectively. Besides, the loan to JYADK contributed to interest receivable of RMB370 (US$53) and RMB221 (US$34) as at December 31, 2016 and 2017, respectively (note 24).

v)	The advances to employees represent interest-free advance held by the Company’s employees to cover expenses of hospital customers. The risk of loss is assessed prior to making the advances and is monitored on a regular basis by management. Historically, the Group has not experienced any loss of such advances.

vi)	Receivables from disposal of medical equipment represented the consideration to be received from several hospitals, which the Group entered into termination contracts with and disposed all leasing equipment to.

7.	INVENTORIES

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Medicine	1,101	4,103	631
Medical equipment	47	104	16
Low-value consumables	4,775	2,077	319
	5,923	6,284	966

8.	ASSETS HELD FOR SALE

During the year ended December 31, 2016 and 2017, the Group received termination notices from several hospitals to early terminate the equipment leasing arrangements with the Group.  Pursuant to the cooperation agreements, the hospitals should acquire the medical equipment from the Group upon early termination.  Property, plant and equipment, with carrying amounts of RMB70,073 and RMB27,100 (US$4,165) were classified as assets held-for-sale on the consolidated balance sheet as of December 31, 2016 and 2017, respectively, which are expected to be disposed within one year. Impairment loss of nil, nil and RMB6,526 (US$1,003) were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

9	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Buildings	227,196	230,273	35,392
Medical equipment	899,281	668,169	102,696
Electronic and office equipment	15,804	16,864	2,592
Motor vehicles	2,621	2,361	363
Leasehold improvement and building improvements	7,277	14,771	2,270
Construction in progress	122,635	329,259	50,606
Total	1,274,814	1,261,697	193,919
Less: accumulated depreciation	(432,884)	(407,964)	(62,703)
	841,930	853,733	131,216
Impairment charges	(66,592)	(60,162)	(9,246)
	775,338	793,571	121,970

Depreciation expenses were RMB138,075, RMB117,051 and RMB83,224 (US$12,791) for the years ended December 31, 2015, 2016 and 2017, respectively. Impairment loss of RMB23,125, RMB47,827 and RMB21,476 (US$3,301) were recognized for the years ended December 31, 2015, 2016 and 2017, respectively. Impairment charges mainly include impairment provided for medical equipment in several low performance centers as well as idle assets.

For the years ended December 31, 2015, 2016 and 2017, nil, RMB4,360 and RMB27,906 (US$4,289) impairment was written off upon the disposal of medical equipment.

As at December31, 2016 and 2017, certain of the Group's property, plant and equipment with a total net book value of RMB111,728 and RMB37,481 (US$5,761) were pledged as collaterals for bank borrowings of RMB78,445 and RMB29,725 (US$4,569), respectively (note17).

As at December 31, 2016 and 2017, certain of the Group's construction in progress with a total net book value of nil and RMB206,244 (US$31,699) were pledged to secure other borrowings of nil and RMB280,459 (US$43,105), respectively (note 17) and mandatorily redeemable noncontrolling interest of nil and RMB396,281 (US$60,907) (note 1), respectively.

As at December 31, 2016 and 2017, the Group held equipment under operating lease contracts with customers with an original cost of RMB812,207 and RMB519,426 (US$79,834) and accumulated depreciation of RMB354,207 and RMB312,853 (US$48,085), respectively.

10.	PREPAID LAND LEASE PAYMENTS

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Prepaid land lease payments	445,444	456,823	70,212
Less: accumulated amortization	(3,634)	(8,890)	(1,366)
Net carrying value	441,810	447,933	68,846

The additions of prepaid land lease payments in 2017 represented the deed tax of RMB11,379 (US$1,749) while SHC register the land use right information and obtained the land use right certificate in July 2017. Amortization expenses for the years ended December 31, 2015, 2016 and 2017 were RMB1,090, RMB1,195 and RMB5,256 (US$808), respectively.

As at December 31, 2016 and 2017, certain of the Group's prepaid land lease payments with a total net book value of nil and RMB48,273 (US$7,419) were pledged to secure other borrowings of nil and RMB280,459 (US$43,105), respectively (note 17) and mandatorily redeemable noncontrolling interest of nil and RMB396,281 (US$60,907) (note 1), respectively.

The estimated annual amortization expenses for the prepaid land leases for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2018	9,164	1,408
2019	9,164	1,408
2020	9,164	1,408
2021	9,164	1,408
2022	9,164	1,408

11.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Others	Total
	RMB	RMB	RMB	RMB

Intangible assets, net at January 1, 2016	39,484	1,682	2,287	43,453
Addition of software	—	—	960	960
Disposal of centers	(6,655)	—	—	(6,655)
Amortization expenses	(9,191)	(424)	(1,145)	(10,760)
Intangible asset impairment	(9,353)	(457)	—	(9,810)
Intangible assets, net at December 31, 2016	14,285	801	2,102	17,188

Addition of software	—	—	749	749
Disposal of centers	(3,117)	(194)	—	(3,311)
Amortization expenses	(4,399)	(301)	(1,529)	(6,229)
Intangible asset impairment	(598)	—	—	(598)
Intangible assets, net at December 31, 2017	6,171	306	1,322	7,799
Intangible assets, net at December 31, 2017, in US$	948	48	203	1,199

At December 31, 2017
Intangible assets, cost	71,043	14,732	13,747	99,522
Less: accumulated amortization	(64,274)	(14,426)	(12,425)	(91,125)
Less: Intangible asset impairment	(598)	—	—	(598)
Intangible assets, net at December 31, 2017	6,171	306	1,322	7,799

i)	Amortization expenses for intangibles were RMB19,176, RMB10,760 and RMB6,229 (US$957) for the years ended December 31, 2015, 2016 and 2017, respectively. Impairment loss on intangible assets was nil, RMB9,810 and RMB598 (US$92) for the years ended December 31, 2015, 2016 and 2017, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2018	2,438	375
2019	1,288	198
2020	923	142
2021	923	142
2022	264	41

12.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	196,731	297,040	45,654
Deposit for operating license**	102,876	—	—
	299,607	297,040	45,654
Reserve for unrecoverable deposits	(30,860)	(30,860)	(4,743)
	268,747	266,180	40,911

*       The amount represented interest-free non-refundable partial payments to suppliers of medical equipment to be delivered to Group’s customers. The remaining contractual obligations associated with these purchase contracts are approximately RMB81,664 and RMB426,293 (US$65,520) as at December 31, 2016 and 2017 respectively, which are included in the amount disclosed as purchase commitments in note 26.

**      The amount represented the deposit paid for the operating license in BPMC, which was deconsolidated and became an equity method investee in 2017.

13.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have terms ranging generally from three to ten years. Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Total minimum lease payments to be received	94,341	88,973	13,675
Initial direct cost	3,963	86	13
	98,304	89,059	13,688
Unearned income	(12,054)	(16,107)	(2,475)
Net investment in direct finance leases	86,250	72,952	11,213
Current	59,060	18,900	2,905
Non-current	27,190	54,052	8,308
Total	86,250	72,952	11,213

Net investment in financing leases with carrying value of RMB75,506 and RMB24,224 (US$3,723) were pledged as collaterals for bank borrowings of RMB47,931 and RMB9,242 (US$1,420) as of December 31, 2016 and 2017, respectively (note 17).

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$
2018	19,897	3,058
2019	19,946	3,066
2020	15,809	2,430
2021	14,691	2,258
2022	13,573	2,086
Above 5 years	5,143	790

14. EQUITY METHOD INVESTMENTS

As of December 31, 2017, the network business of the Group had the following equity method investments:

		Equity interest owned by the Group As of December 31,
	Notes	2016	2017
Xi’an JiangyuanAndike Ltd. (“JYADK”)		33%	33%
PTC	i)	59.51%	59.51%
Suzhou Chorus Medical Technologies Co., Ltd. (“Suzhou Chorus’)	ii)	36%	36%
Global Oncology One, Inc. (“Global Oncology”)	ii)	46.9%	46.9%
Guofu Huimei	iii)	-	26.07%
ProMed	iv)	-	35.20%
Wuxi Meizhongjiahe Cancer Center (“Wuxi MZJH”)	v)	-	10%
BPMC	vi)	-	25%
Beijing Century Friendship	vi)	-	21.69%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	vii)	-	8.13%

i)	On December 28, 2012, the Group acquired 44.55% limited partner interests of PTC, a limited partnership in Texas, U.S.A., and 45% legal interest of PTC GP Management LLC, a limited liability company registered in Texas, U.S.A and the sole general partner of PTC with 1% interest of PTC, with a consideration of RMB201,176 in cash. On July 31, 2015, the Group acquired additional 14.34% limited partner interests of PTC and additional 17.07% legal interest of PTC GP Management LLC, with a consideration of RMB30,063 in cash. After the additional investments, the Group owned 59.51% interests of PTC which ultimately holds 45.41% legal ownership interests of the University of Texas MD Anderson Cancer Center Proton Therapy Center (“MDA Proton”), a proton treatment center in Texas, U.S.A.

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

According to the partnership agreements, the Group has significant influence over PTC which can demonstrate control over MDA Proton by acting as the sole general partner. The Group accounts for its investment in PTC, and ultimately MDA Proton, under the equity method of accounting. The Group’s share of the net profit or loss of PTC, after accounting for the effect of the difference between the cost basis of the equity method investment and the underlying assets of the investee, was a gain of RMB5,572, RMB127 and RMB17,697 (US$2,720) for the years ended December 31, 2015, 2016 and 2017 respectively. Total cash distribution received by the Group from PTC was RMB24,316, RMB9,357 and RMB6,227 (US$957) for the years ended December 31, 2015, 2016 and 2017, respectively.

The differences between the carrying value of the investment in PTC and the underlying equity in the net assets of PTC was RMB107,139 and RMB34,206 on December 28, 2012 and July 31, 2015, respectively, which were mainly arisen from the identified intangibles in the purchase price allocation and are amortized in the remaining useful life..

The amount of the Group’s underlying equity in the net assets of PTC was RMB73,570 and RMB19,658 on December 28, 2012 and July 31, 2015, respectively.

ii)	In 2015, the Group entered into two share transfer agreements with JWYK, which was controlled by one of the Group's directors. Pursuant to the agreements, JWYK would acquired 36% equity interest in Suzhou Chorus and 100% interest in China Medstar, an oversea subsidiary of the Company who holds 46.9% equity interest in Global Oncology from the Group, at a consideration of RMB4,320 (US$622) and RMB8,679 (US$1,250) respectively. On April 25, 2016 and November 10, 2016, the Group received full payments from JWYK. As of December 31, 2017, the changes in registration of shareholders have not been completed and the consideration received was recorded in accrued expenses and other liabilities on the consolidated balance sheets (note 18).

iii)	In April 2017, the Group completed the capital injection and obtained 26.07% in Guofu Huimei (note 1) with a total subscribed capital of RMB262,999 (US$40,422).

The following tables set forth the summarized financial information of Guofu Huimei:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Current assets	—	1,201,344	184,643
Non-current assets	—	930,412	143,002
Current liabilities	—	1,170,841	179,955
Non-current liabilities	—	—	—
Noncontrolling interests	—	—	—

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Total revenues	—	—	—	—
Gross profit	—	—	—	—
Net income	—	—	53,261	8,186
Net income attributable to the Group	—	—	13,896	2,136

iv)	In May 2017, the Group through its subsidiary Aohua Technology, acquired 31.64% equity interest of ProMed at a consideration of RMB105,119 (US$16,156) from the original shareholder. In December 2017, the Group, through its subsidiary CHMG, further acquired 3.56% equity interest of ProMed at a consideration of RMB11,820. Upon the completion of changes in registration, the Group hold 35.20% equity interest of ProMed.

v)	On July 20, 2017, the Company through MHM, and an associate of the Group, Tianjin Jiatai, established Wuxi MZJH for the operations of hospital business. The registered capital of Wuxi MZJH is RMB3,000, of which RMB2,700 and RMB300 were contributed by Tianjin Jiatai and MHM, respectively, for 90% and 10% equity interests held by Tianjin Jiatai and MHM, respectively. As at December 31, 2017, Wuxi MZJH has received RMB3,000 cash injection as mentioned.

vi)	In April 2017, Guofu Huimei injected RMB388,500 to Beijing Century Friendship which holds 55% of BPMC, leading to the dilution of the Group's interest and loss in control of Beijing Century Friendship and BPMC to 21.69% and 25%, respectively (note 4). Beijing Century Friendship and BPMC were deconsolidated from the Group and are accounted for as investments under equity method. As at December 31, 2017, the Group's shares in Beijing Century Friendship with a total net book value of RMB100,614 (US$15,464) were pledged to secure other borrowings of RMB280,459 (US$43,105), respectively (note 17) and mandatorily redeemable noncontrolling interest of RMB396,281 (US$60,907) (note 1).

vii)	In July 2017, JKSY, a subsidiary of the Company, entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. According to the partnership agreement, JKSY acts as a limited partner and has significant influence over Suzhou Shengshan’s daily operations.

The following tables set forth the aggregated summarized financial information of all equity investees:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Current assets	139,963	1,490,408	229,072
Non-current assets	379,408	2,184,471	335,747
Current liabilities	171,317	1,382,880	212,545
Non-current liabilities	550,344	561,201	86,255

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Total revenues	286,021	247,327	277,192	42,604
Gross profit	101,820	56,074	63,998	9,836
Net income	58,373	18,379	14,631	2,249
Net income (loss) attributable to the Group	(5,572)	616	1,454	223

15.	COST METHOD INVESTMENT

As of December 31, 2017, the Group had the following cost method investment:

		Equity interest owned by the Group As of December 31,
	Note	2016	2017
Allcure Information	i)	20%	20%

i)	20% equity interest of Allcure Information with a carrying amount of RMB22,160 (US$3,406) was obtained through the disposal of JWYK in 2015. There was no impairment indicator for the cost method investment as of December 31, 2017.

16.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Deferred costs	1,120	1,066	164
Deposits – long-term*	23,238	20,747	3,189
Others**	15,368	8,579	1,318

	39,726	30,392	4,671

*      On June 21, 2011, the Group provided interest-free financing amounting to RMB23,608 to Changhai Hospital, a third party, for the purchase of a robotic radiosurgery system. As at December 31, 2017, the outstanding balance was RMB11,527 (US$1,772), of which RMB10,252 (US$1,576) will be collected from 2019 to 2027 in 9 installments and thus classified as non-current. The balance also included deposit refundable each year for the secured borrowings amounting to RMB81,000 (US$12,449) (note 19).

**     For the years ended December 31, 2016 and 2017, impairment loss of RMB3,487 and nil were provided for the balance, respectively.

17.	BANK AND OTHER BORROWINGS

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Total bank and other borrowings	860,675	993,945	152,767
Comprised of:
Short-term	562,372	512,222	78,727
Long-term, current portion	82,632	197,139	30,300
	645,004	709,361	109,027
Long-term, non-current portion	215,671	284,584	43,740
	860,675	993,945	152,767

Certain bank borrowings are secured by equipment with a net carrying value of RMB111,728 and RMB37,481 (US$5,761) (note 9), accounts receivable with a carrying value of RMB34,850 and RMB13,164 (US$2,023) (note 5), net investment in financing leases with carrying value of RMB75,506 and RMB24,224 (US$3,723) (note 13), and restricted cash of RMB568,494 and RMB563,986 (US$86,683) (note 2), as of December 31, 2016 and 2017, respectively.

As at December 31, 2016 and 2017, the short-term bank borrowing bore a weighted average interest of 2.72 % and 2.45% per annum, and the long-term bank and other borrowings bore a weighted average interest of 7.44% and 12.16% per annum, respectively. As at December 31, 2017, bank and other borrowings amounting to RMB546,519 (US$83,998) (2016: RMB583,538) and RMB447,426 (US$68,768) (2016: RMB277,136) were denominated in US$ and RMB, respectively.

As of December 31, 2017, the maturity profile of these long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	197,139	30,300
Between one and two years	4,125	634
Between two and three years	—	—
Between three and four years	280,459	43,106
	481,723	74,040

As of December 31, 2017, the Company had unutilized short-term bank credit lines totaling RMB7,485 (US$1,150).

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

Other borrowings-Gopher (a related party)

In June 2015, the Group entered into a long-term loan agreement with Gopher Asset Management (“Gopher”), an entity controlled by a director of the Company (note 24), to borrow a loan of US$25,000 which matures in June 2018 at an interest rate of 9.0% per annum for its working capital. This loan is secured by the shares in a subsidiary, CCM(HK). As of December 31, 2017, the loan principal balance and accrued interest were RMB162,297 (US$24,945) and RMB5,523 (US$849) (note 24), respectively.

Other borrowings-Guofu Huimei (a related party)

In January 2017, the Group entered into a long-term loan agreement with Guofu Huimei, an equity method investee of the Group, to borrow a loan with a principal of RMB300,000 (US$46,109) which matures in January 2021 at an interest rate of 15.0% per annum for its hospital construction (note 24). The loan is secured by shares in Beijing Century Friendship of carrying value of RMB100,614 (US$15,464) (note 14), certain construction in progress of carrying value of RMB206,244 (US$31,699) (note 9) and certain prepaid land lease payments of carrying value of RMB48,273 (US$7,419) (note 10).

18.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Accrued expenses	30,862	24,537	3,770
Salaries and welfare payable	7,590	8,183	1,258
Business and other taxes payable	5,730	12,253	1,883
Secured borrowing, current (note 19)	79,613	85,106	13,081
MD Anderson consulting fee payable	2,794	13,642	2,097
Acquisition payable for investment in ProMed	13,182	116,922	17,971
Consideration advance from JWYK (note 14)	12,999	12,453	1,914
Advance from customers	2,410	2,095	322
Deferred revenue, current	214	3	—
Other accruals	122,004	110,725	17,017

	277,398	385,919	59,313

19.	Secured borrowing

On December 8, 2015, the Company issued RMB417,000 of secured borrowings with an annual interest rate from 5.0% to 6.0% to third party investors through an underwriter, HengTai Securities Co., Ltd. (“HengTai”). The borrowings have maturity terms ranged from one to five years and are secured by the Group’s future leasing revenue from 14 network hospitals. The Company received net proceeds of RMB404,000, which was net of the refundable security deposit of RMB13,000 paid to HengTai. The Company incurred issuance cost of RMB7,506 which was capitalized as deferred expense and will be recognized as interest expense based on effective interest rate.

For the year ended December 31, 2017, secured borrowing of RMB81,000 (US$12,449) was repaid and security deposit of RMB2,156 (US$331) was refunded by HengTai.

During 2017, as 2 of 14 networks was terminated and cannot generate future leasing revenue, the Company further provided a security deposit of RMB22,557 (US$3,467) to HengTai, which was recorded in “prepayments and other current assets” on the consolidated balance sheets as of December 31, 2017.

Secured borrowing due within one year of RMB79,613 and RMB85,106 (US$13,081) (note18) was recorded in “accrued expenses and other liabilities” as of December 31, 2016 and 2017, respectively, and the remaining of RMB248,604 and RMB163,498 (US$25,129) was recorded as “long-term secured borrowing” on the consolidated balance sheets as of December 31, 2016 and 2017, respectively.

As of December 31, 2017, the maturity profile of these secured borrowings is as follows:

	RMB	US$
Within one year	85,106	13,081
Between two and three years	81,602	12,542
Between three and four years	81,896	12,587
	248,604	38,210

20.	SHAREHOLDERS’ EQUITY

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2017.

Special dividend

On December 11, 2015, the Board of Directors declared a special cash dividend of US$0.33 per ordinary share based on the number of ordinary shares outstanding as of September 30, 2015. The total amount of the special dividend was approximately RMB288,157, of which RMB285,829 has been paid in 2016. No special dividend was declared in 2016 and 2017.

No other dividend has been declared for the years ended December 31, 2015, 2016 and 2017.

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB1,859,425 (US$285,788) as of December 31, 2017.

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas as such it is subject to Texas, as such it is subject to Texas Franchise Tax. CMS (USA) is incorporated in the State of Texas, U.S.A. in 2013 and does not conduct any substantive operations of its own. The amount of current income tax for federal and state for US Proton was nil, nil and nil for the years ended December 31, 2015, 2016, and 2017. While we believe we were able to make reasonable estimates of the impact of the Tax Cuts and Jobs Act in these financial statements, the amounts recorded are provisional and the final impact may differ from these estimates due to, among other things, changes in our interpretations and assumptions and additional guidance that may be issued by regulatory authorities.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2015, 2016 and 2017. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Company has no assessable profits for the year presented. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2012 to 2017 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Non – PRC	(81,559)	(141,602)	(193,212)	(29,696)
PRC	76,305	(62,996)	(60,683)	(9,327)
	(5,254)	(204,598)	(253,895)	(39,023)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Current tax expense	92,693	25,617	5,105	785
Deferred tax expense (benefit)	(18,668)	34,869	26,684	4,101
	74,025	60,486	31,789	4,886

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Loss before income taxes	(5,254)	(204,598)	(253,895)	(39,023)
Income tax computed at the tax rate of 25%	(1,314)	(51,150)	(63,474)	(9,756)
Effect of different tax rates in different jurisdictions	9,718	10,400	23,554	3,620
Non-deductible expenses	4,682	6,942	13,872	2,132
Non-taxable income	(2,580)	—	(1,942)	(298)
Unrecognized tax positions	9,041	1,467	(2,942)	(452)
Changes of valuation allowance	11,889	73,847	48,089	7,391
Withholding tax	42,589	18,980	15,624	2,401
Effect of tax rate change	—	—	(992)	(152)

	74,025	60,486	31,789	4,886

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Balance at the beginning of year	36,090	38,420	5,905
Additions based on tax positions related to the current year	9,507	4,263	655
Additions related to prior year tax position	2,308	3,658	562
Reversal related to prior year tax position	(3,743)	(1,207)	(186)
Reversal from prior year withholding tax	(4,069)	—	—
Decrease relating to expiration of applicable statute of limitation	(1,673)	(3,079)	(473)
Foreign currency translation	—	(697)	(107)
Balance at the end of year	38,420	41,358	6,356

As of December 31, 2016 and 2017, the Group had recorded RMB65,284 and RMB70,992 (US$10,911) as an accrual for unrecognized tax benefit and related interest and penalties, respectively. At December 31, 2016 and 2017, there were RMB21,300 and RMB18,381 (US$2,825) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The bases for interest and penalties are 0.05% per day and 50% respectively of the relevant income tax liabilities of the PRC subsidiaries. The Company recognized an increase amounting to RMB9,041, RMB1,467, RMB2,770 (US$426) in interest and penalties during the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the Company recognized RMB26,864 and RMB29,634 (US$4,555), respectively of interest and penalties.

The components of deferred taxes are as follows:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$

Deferred tax asset
Net operating loss*	69,261	122,651	18,851
Depreciation and amortization	22,673	4,807	739
Property, plant and equipment impairment	16,853	17,395	2,674
Deposits for non-current assets	6,400	6,400	984
Allowance for net investment in financing lease	4,518	4,518	694
Allowance for doubtful accounts	1,088	1,004	154
Deferred revenue	1,061	1	—
Long term receivables	1,303	3,942	606
Intangible assets	795	795	122
Accrued expenses	980	5,434	835
Capital allowances	542	—	—
Others	1,321	495	76
Total deferred tax assets	126,795	167,442	25,735
less: Valuation allowance**	(114,561)	(157,876)	(24,265)
Net deferred tax assets	12,234	9,566	1,470

Deferred tax liabilities
Withholding tax for PRC entities	(42,970)	(50,876)	(7,819)
Aohua Technology transfer Tianjin Concord Medical loss	(5,632)	(5,632)	(866)
Equity investment	(5,159)	(8,317)	(1,278)
Property, plant and equipment	(2,456)	(2,681)	(412)
Disposal of JWYK/Beijing Century Friendship	(2,282)	(13,758)	(2,115)
Deferred costs	(67)	(67)	(10)
Intangible assets	(1,768)	(733)	(113)
Revenue generated from financing lease	(863)	(731)	(112)
Long-term deferred assets	(695)	(348)	(54)

Total deferred tax liabilities	(61,892)	(83,143)	(12,779)

Deferred tax assets, net***	—	—	—

Deferred tax liabilities, net***	(49,658)	(73,577)	(11,309)

  *       As of December 31, 2017, the Company had net operating losses from several of its PRC and oversea entities of RMB253,895 (US$39,023),which can be carried forward to offset future taxable profit. The net operating loss carry forwards as of December 31, 2017 will expire in years 2018 to 2022 if not utilized.

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

  ***     As at December 31, 2016 and 2017, deferred tax assets of approximately RMB12,234 and RMB9,566 (US$1,470) have been offset against deferred tax liabilities relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Balance at the beginning of year	(40,714)	(114,561)	(17,608)
Change of valuation allowance in the current year	(73,847)	(43,315)	(6,657)
Balance at the end of year	(114,561)	(157,876)	(24,265)

Under the Corporate Income Tax (“CIT”) Law and its implementation rules, a withholding tax of 10%, unless reduced by a double tax treaty or arrangement, is applied on dividends distributed to non-PRC-resident corporate investors from PRC-resident enterprises. The Company’s total distributable earnings from PRC entities are RMB571,963 (US$87,909) as of December 31, 2017, among which RMB63,208 (US$9,715) pre-2008 earnings are not subject to withholding tax under prevailing tax law. Related withholding tax of RMB50,876 (US$7,819) was quantified and accrued.

Undistributed earnings of the Company’s subsidiaries in the U.S.A. that are available for distribution are considered to be transferred to the parent entity under ASC 740, Income Taxes, and accordingly, provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the U.S.A. The cumulative amount of such retained earnings are nil (2016: nil) and the related provision for withholding tax is nil (2016: nil) as at December 31, 2017.

Value-added taxes (“VAT”)

Revenue earned from the provision of leasing and technical services was subject to 5% business tax prior to the pilot of VAT reform (e.g. Shanghai starts the VAT pilot on January 1, 2012). The final stage of VAT reform has come into effect on 1 May 2016, the pilot program of the collection of VAT in lieu of business tax has been promoted nationwide in a comprehensive manner.

Under the current VAT regulation, for the contracts signed prior to the pilot of VAT reform or the movable property acquired prior to the pilot of VAT reform for operating leasing, the relevant rental income from leasing arrangement of movable property could adopt the simple tax calculation method and be subject to 3% VAT levy rate. Other than the above, if the contracts signed after the pilot of VAT reform, the rental income derived from movable property leasing arrangement is subject to VAT at 17% and the technical service income is subject to VAT at 6%.

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

The following table summarizes employee share options activities for the year ended December 31 2017:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant-date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2017	7,459,046	US$	2.98	US$	0.72	5.74	—
Granted	—		—		—	—	—
Exercised	—		—		—	—	—
Forfeited	(4,241,959)	US$	1.37	US$	0.65	0.13	—
Outstanding, December 31, 2017	3,217,087	US$	5.11	US$	0.81	13.13	—
Expected to vest, December 31, 2017	3,217,087	US$	5.11	US$	0.81	13.13	—
Exercisable at December 31, 2017	2,991,291	US$	5.11	US$	0.81	13.13	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, unrecognized share-based compensation cost related to share options was RMB444 (US$68) which was expected to be recognized over a weighted-average vesting period of years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

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

The Group did not grant any Restricted Shares in 2015 and 2016.

On August 7, 2017, August 8, 2017 and September 13, 2017, the Company granted 1,453,950, 3,319,200 and 45,000 Restricted Shares to the employees of the Company, respectively. The Restricted Shares have a service condition where the grantees can remove restriction on 25% of total number of restricted shares on annual basis over a four year period ending the fourth anniversary of the grant date.

Grant Date	Number of Awards	Fair Value per Share at the Grant date (US$)
February 18, 2014	1,370,250	1.93
July 1, 2014	21,132	2.35
August 1, 2014	69,564	2.44
August 7, 2017	1,453,950	1.33
August 8, 2017	3,319,200	1.34
September 13, 2017	45,000	1.33

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted shares activity for the year ended December 31, 2017 was as follows:

	Numbers of shares	Weighted average grant date fair value
	RMB	US$
Outstanding, January 1, 2017	1,271,085	1.97
Granted	4,818,150	1.48
Forfeited	(47,388)	1.93
Outstanding, December 31, 2017	6,041,847	1.17
Expected to vest, December 31, 2017	6,041,847	1.17

As of December 31, 2017, unrecognized share-based compensation cost related to restricted shares was RMB39,624 (US$6,090) which was expected to be recognized over a weighted-average vesting period of years.

The share-based compensation expense of the share options and restricted shares granted to employees for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
General and administrative expenses	7,304	7,573	10,099	1,552
Selling expenses	780	827	1,542	237
	8,084	8,400	11,641	1,789

24.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Gopher	An entity controlled by a director of the Company
Beijing Nai’ensi Technology Limited (“Nai’ensi”)	An entity controlled by a director of the Company
Allcure Information	An entity controlled by a director of the Company
JWYK	An entity controlled by a director of the Company
ProMed	Equity method investee of the Group
Guofu Huimei	Equity method investee of the Group
Tianjin Jiatai	Entity held by an equity method investee of the Group
Beijing Century Friendship	Equity method investee of the Group

b)	The Group had the following related party transactions for the years ended December 31, 2015, 2016 and 2017.

	For the Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Loan to:
JYADK	3,173	1,485	—	—
Allcure Information	—	9,000	—	—
	3,173	10,485	—	—
Interest income from:
JYADK	148	370	221	34
Loan from:
Gopher	161,945	—	—	—
Tianjin Jiatai	—	—	91,855	14,118
Beijing Century Friendship	—	—	218,104	33,522
ProMed	—	—	41,010	6,303
Guofu Huimei	—	—	300,000	46,109
	161,945	—	650,969	100,052
Interest expense to:
Gopher	6,705	15,073	14,639	2,250
Guofu Huimei	—	—	31,716	4,875
	6,705	15,073	46,355	7,125
Management service income from:
Tianjin Jiatai	—	7,988	6,577	1,011
ProMed	—	—	4,118	633
	—	7,988	10,695	1,644
Consultation service income from:
JWYK	113	70	—	—
Finance lease income from:
Nai'ensi	252	—	—	—

c)	The balances between the Company and its related parties as of December 31, 2016 and 2017 are listed below.

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Due from related parties, current:
JYADK	5,028	4,879	750
Allcure Information	—	9,000	1,383
Tianjin Jiatai	8,468	7,029	1,080
ProMed	—	4,396	676
	13,496	25,304	3,889
Due to related parties, current
Gopher (note 17)	5,894	167,820	25,793
Due to related parties, non-current
Gopher (note 17)	172,575	—	—
Tianjin Jiatai*	—	91,855	14,118
Beijing Century Friendship*	—	218,104	33,522
ProMed *	—	41,010	6,303
Guofu Huimei (note 17)	—	280,459	43,105
	172,575	631,428	97,048

 *     As at December 31, 2017, the balances due to Tianjin Jiatai, Beijing Century Friendship and ProMed amounted to RMB350,969 (US$53,943) in total are recorded in “Amounts due to related parties, non-current portion” on the consolidated balance sheet.

25.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB12,677 and RMB13,078 and RMB13,348 (US$2,052) for the years ended December 31, 2015, 2016 and 2017, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive loss as incurred. The total amounts for such employee benefits were approximately RMB181, RMB265 and RMB399 (US$59) for the years ended December 31, 2015, 2016 and 2017, respectively.

26.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2017:

	RMB	US$
2018	15,252	2,344
2019	12,460	1,915
2020	12,418	1,909
2021	8,113	1,247
2022	4,100	630
Thereafter	48,175	7,404
	100,518	15,449

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2015, 2016 and 2017, total rental expenses for all operating leases amounted to RMB15,805, RMB17,765 and RMB16,436 (US$2,526) respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB426,293 (US$65,520) at December 31, 2017, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2017, the Group has recognized approximately RMB70,992 (US$10,911) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

27.	SEGMENT REPORTING

For the years ended December 31, 2015, 2016 and 2017, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. Other than the information provided below, the CODM does not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the year ended December 31, 2017
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	299,321	31,656	330,977	50,870
Cost of sales	(166,407)	(66,572)	(232,979)	(35,807)
Gross profit (loss)	132,914	(34,916)	97,998	15,063

	For the year ended December 31, 2016
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	443,601	11,441	455,042
Cost of sales	(247,510)	(39,033)	(286,543)
Gross profit (loss)	196,091	(27,592)	168,499

	For the year ended December 31, 2015
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	597,746	18,739	616,485
Cost of sales	(321,285)	(32,051)	(353,336)
Gross profit (loss)	276,461	(13,312)	263,149

Segment Assets

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Segment assets
Network	2,227,718	2,113,756	324,878
Hospital	1,000,885	1,351,634	207,744
Total segment assets	3,228,603	3,465,390	532,622

Major Customers

No single customer represented 10% or more of total net revenue for the years ended December 31, 2015 and 2016. Changhai Hospital represented 12.5% of total net revenue for the year ended December 31, 2017.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues from PRC	597,746	443,601	302,304	46,463
Revenues from Singapore	18,739	11,441	28,673	4,407
Total revenues	616,485	455,042	330,977	50,870

Total long-lived assets excluding financial instruments and deferred tax assets by country were as follows:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
PRC	677,402	789,320	121,317
Singapore	281,757	279,615	42,976
Total long-lived assets	959,159	1,068,935	164,293

28.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(78,304)	(261,867)	(284,320)	(43,699)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	134,546,772	130,631,867	130,091,977	130,091,977
Loss per share – basic and diluted	(0.58)	(2.00)	(2.19)	(0.34)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2015, 2016 and 2017 as their effects would be anti-dilutive.

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash	22,218	3,104	477
Amounts due from subsidiaries	269,270	414,692	63,737
Total current assets	291,488	417,796	64,214
Non-current assets:
Investment in subsidiaries	2,309,225	2,027,530	311,626
Deferred cost, non-current	854	800	123
Total assets	2,601,567	2,446,126	375,963
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	410,963	512,221	78,727
Accrued expenses and other liabilities	34,986	16,871	2,593
Amounts due to subsidiaries	989,440	982,985	151,082
Total current liabilities	1,435,389	1,512,077	232,402

Total liabilities	1,435,389	1,512,077	232,402

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; authorized shares –500,000,000; issued shares –142,353,532 as of December 31, 2016 and 2017; outstanding shares –130,091,977 as of December 31, 2016 and 2017)	105	105	16
Treasury stock (12,261,555 shares as of December 31, 2016 and 2017)	(8)	(8)	(1)
Additional paid-in capital	1,852,245	1,860,763	285,994
Accumulated other comprehensive loss	(87,968)	(47,418)	(7,288)
Accumulated deficit	(598,196)	(879,393)	(135,160)
Total shareholders’ equity	1,166,178	934,049	143,561
Total liabilities and shareholders’ equity	2,601,567	2,446,126	375,963

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(21,623)	(22,843)	(24,431)	(3,755)
Selling expenses	(797)	(825)	(1,802)	(277)
Operating loss	(22,420)	(23,668)	(26,233)	(4,032)
Equity in loss of subsidiaries	(40,120)	(219,201)	(250,696)	(38,531)
Interest income	1,043	—	—	—
Interest expense	(20,619)	(19,326)	(7,554)	(1,161)
Change in fair value of derivatives	34,455	713	—	—
Loss on debt extinguishment	(36,648)	—	—	—
Foreign exchange gain	6,006	3,138	163	25
Net loss	(78,303)	(258,344)	(284,320)	(43,699)
Other comprehensive (loss) income, net of tax of nil
foreign currency translation adjustments	(27,923)	(41,394)	40,550	6,232
Total other comprehensive (loss) income	(27,923)	(41,394)	40,550	6,232
Comprehensive loss	(106,226)	(299,738)	(243,770)	(37,467)

Condensed statements of cash flows

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net cash used in operating activities	(29,140)	(5,230)	(89,751)	(13,794)
Net cash (used in) generated from investing activities	(354,246)	785,513	(21,452)	(3,297)
Net cash generated from (used in) financing activities	196,366	(748,076)	127,106	19,535

Exchange rate effect on cash	13,663	(11,757)	(35,021)	(5,383)

Net (decrease) increase in cash	(173,357)	20,450	(19,118)	(2,939)
Cash at beginning of the year	175,125	1,768	22,218	3,415

Cash at end of the year	1,768	22,218	3,100	476

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries profit or loss as “Equity in loss of subsidiaries” on the statements of comprehensive income (loss). The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

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

In accordance with ASC 820, the Group measured the derivative liability in connection with the IFC convertible loan at fair value as of December 31, 2015, on a recurring basis using a valuation model with significant inputs that are directly or indirectly observable in the marketplace (Level 2). The convertible IFC loan was settled in February 2016. The Company had no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2016 and 2017.

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the year ended December 31, 2017.

	Fair Value Measurement at the End of the Reporting Period Using
	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significance Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Description
Nonrecurring fair value measurements:
Long-lived assets held and used	632	—	—	632	(1,507)

In accordance with ASC 360, long-lived assets held and used with a carrying amount of RMB2,138 (US$329) were written down to their fair value of RMB632 (US$97), resulting in an impairment charge of RMB1,507 (US$232), which was included in the caption of “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The fair value of long-lived assets is measured using the discounted cash flow approach, based on a discounted rate of 14% and expected remaining lives of such assets.

The Group measures certain financial assets, including cost and equity method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

31.	SUBSEQUENT EVENTS

On April 8, 2018, the Company entered into an agreement with CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”). Pursuant to the agreement, CICC Capital through its investment institutions, will make a strategic investment in the Company’s subsidiary, MHM, with total investment amount ranged from RMB1,500,000 to RMB1,800,000. After completion of the investment, CICC Capital will hold approximately 37.5% to 41.9% of the equity interests in MHM.