Form 20-F
period 2018-12-31
Concord Medical Services Holdings Ltd
filed 2019-04-30
CIK 1472072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________to ____________

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
Beijing 100013
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.0001 per share*	New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on the New York Stock Exchange under the symbol “CCM.” Each ADS represents the right to receive three Class A ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

130,178,377 ordinary shares, including 84,390,429 Class A ordinary shares and 45,787,948 Class B ordinary shares, outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•

“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Beijing Meizhong Jiahe Hospital Management Co., Ltd. (formerly known as CMS Hospital Management Co., Ltd., “Meizhong Jiahe” or “MHM”), Beijing Yundu Internet Technology Co., Ltd. (“Yundu”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Tianjin Concord Medical Technology Limited (formerly known as Tianjing Kangmeng Radiology Equipment Management Co., Ltd, “Tianjin Concord Medical”), Medstar (Shanghai) Leasing Co., Ltd. (“Shanghai Medstar”), Guangzhou Concord Cancer Center Co., Ltd. (formerly known as Guangzhou Concord Cancer Hospital Co., Ltd., “Guangzhou Concord Cancer Center”), Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Guangzhou Jinkangshenyou Investment Co., Ltd., Shanghai Concord Cancer Center Co., Ltd (formerly known as Shanghai Concord Cancer Hospital Co., Ltd., “Shanghai Concord Cancer Center” or “SHC”), Shenzhen Concord Medical Investment Limited, Beijing Proton Medical Center Co., Ltd. (“Beijing Proton Medical Center”), Shanghai Taifeng Medical Technology Ltd., Datong Meizhong Jiahe Cancer Center, Wuxi Concord Medical Development Ltd., Taizhou Concord Leasing Co., Ltd., Beijing Concord Medical Technology Co., Ltd., Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”) and Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (also known as Shanghai Concord Medical Cancer Center, “Shanghai Meizhong Jiahe Cancer Center” or “CMCC”);

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and

•	“SGD” and “Singapore dollars” are to the legal currency of Singapore.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect as of December 31, 2018.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 26, 2019, the noon buying rate was RMB6.7282 to US$1.00.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) and other consolidated financial data for the years ended December 31, 2016, 2017 and 2018 (other than the income (loss) per ADS data) and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

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

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data
Revenues, net of business tax, value-added tax and related surcharges	606,883	616,485	455,042	330,977	190,898	27,765
Cost of revenues	(274,562)	(353,336)	(286,543)	(232,979)	(171,136)	(24,891)
Gross profit	332,321	263,149	168,499	97,998	19,762	2,874
Operating expenses:
Selling expenses(1)	(95,096)	(112,815)	(70,093)	(43,608)	(21,718)	(3,159)
General and administrative expenses(2)	(53,576)	(132,952)	(205,908)	(237,646)	(291,854)	(42,448)
Impairment of long-lived assets	—	(23,125)	(61,124)	(28,600)	(5,433)	(790)
Other operating income	—	—	—	—	—	—
Operating income (loss)	183,649	(5,743)	(168,626)	(211,856)	(299,243)	(43,523)
Interest expense	(53,470)	(53,214)	(89,327)	(89,959)	(46,232)	(6,724)
Foreign exchange gain, net	9,585	10,348	13,472	4,023	36,531	5,313
(Loss) gain on disposal of long-lived assets	(3,955)	(4,220)	(7,619)	(31,437)	4,711	685
Interest income	21,208	22,447	27,982	12,077	14,168	2,061
Changes in fair value of derivatives	2,605	33,731	713	—	—	—
Loss on debt extinguishment	—	(36,648)	—	—	—	—
Income (loss) from equity method investments	13,911	(5,572)	616	1,454	(20,747)	(3,018)
Gain on disposal of subsidiaries	—	16,381	—	58,913	3,341	486
Other income, net	2,113	17,236	18,191	2,890	34,206	4,975
Gain on disposal of an equity method investment	—	—	—	—	48,019	6,984
Income (loss) from continuing operations before income taxes	175,646	(5,254)	(204,598)	(253,895)	(225,246)	(32,761)
Income tax expenses	(80,850)	(74,025)	(60,486)	(31,789)	(34,051)	(4,953)
Net income (loss) from continuing operations	94,796	(79,279)	(265,084)	(285,684)	(259,297)	(37,714)
Net income (loss) from discontinued operations	25,476	—	—	—	—	—
Net income (loss)	120,272	(79,279)	(265,084)	(285,684)	(259,297)	(37,714)
Net loss attributable to non-controlling interests	(4,437)	(975)	(3,217)	(1,364)	(24,422)	(3,552)
Net income (loss) attributable to Concord Medical Services Holdings Limited	124,709	(78,304)	(261,867)	(284,320)	(234,875)	(34,162)
Earnings (loss) per share for Class A and Class B ordinary shares
From continuing operations	0.70	(0.58)	(2.00)	(2.19)	(2.76)	(0.40)
From discontinued operations	0.22	—	—	—	—	—
Basic/Diluted	0.92	(0.58)	(2.00)	(2.19)	(2.76)	(0.40)
Earnings (loss) per ADS
From continuing operations	2.10	(1.75)	(6.00)	(6.56)	(8.28)	(1.20)
From discontinuing operations	0.66	—	—	—	—	—
Basic/Diluted	2.76	(1.75)	(6.00)	(6.56)	(8.28)	(1.20)

(1)	Our selling expenses included share-based compensation of RMB0.7 million in 2014, RMB0.8 million in 2015, RMB0.8 million in 2016, RMB1.5 million in 2017 and RMB2.0 million (US$0.3 million) in 2018.

(2)

Our general and administrative expenses included share-based compensation of RMB6.6 million in 2014, RMB7.3 million in 2015, RMB7.6 million in 2016, RMB10.1 million in 2017 and RMB9.2 million (US$1.3 million) in 2018.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	478,682	485,440	189,905	98,191	404,742	58,867
Total current assets	1,463,682	1,501,117	1,194,856	1,111,136	1,228,692	178,706
Property, plant and equipment, net	749,683	918,815	775,338	793,571	1,219,309	177,341
Goodwill	—	—	—	—	165,171	24,023
Intangible assets, net	61,243	43,453	17,188	7,799	456,844	66,445
Total assets	2,959,332	3,593,591	3,228,603	3,465,390	4,585,394	666,915
Long-term bank and other borrowings, current portion	246,233	350,786	82,632	197,139	44,068	6,409
Total current liabilities	769,819	1,507,246	951,059	1,108,171	870,265	126,573
Total non-current liabilities	389,455	652,557	1,045,774	1,342,301	1,441,248	209,619
Contingently redeemable noncontrolling interest	—	—	—	—	1,720,366	250,217
Total equity	1,800,058	1,433,788	1,231,770	1,014,918	553,515	80,506
Total liabilities, mezzanine equity and equity	2,959,332	3,593,591	3,228,603	3,465,390	4,585,394	666,915

Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	490,381	(175,138)	(78,078)	26,732	(38,591)	(5,614)
Net cash generated from (used in) investing activities(1)	287,055	(391,083)	(74,847)	(313,010)	(1,000,355)	(145,496)
Net cash (used in) generated from financing activities	(579,144)	590,398	(117,922)	189,899	1,203,042	174,976
Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(2,643)	(17,419)	(11,240)	157	459	67
Net increase (decrease) in cash(2)	195,649	6,758	(282,087)	(96,222)	164,555	23,933

(1)	Net cash used in investing activities in 2016 included prepayments in long-term investments of RMB181.5 million and acquisitions of property, plant and equipment of RMB79.0 million. Net cash generated from investing activities in 2016 included proceeds from principal portion of direct financing leases of RMB108.1 million and cash arising from the consolidation of Beijing Century Friendship and Beijing Proton Medical Center of RMB26.2 million. Net cash used in investing activities in 2017 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB289.1 million and investments in equity method investees of RMB97.8 million. Net cash generated from investing activities in 2017 included proceeds from disposal of property, plant and equipment of RMB38.1 million and proceeds from principal portion of direct financing leases of RMB61.9 million. Net cash used in investing activities in 2018 included acquisitions and deposits for the purchases of property, plant and equipment of RMB764.4 million (US$111.2 million) and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired, RMB528.7 million (US$76.9 million) and purchase of short-term investments of RMB252.3 million (US$36.7 million). Net cash generated from investing activities in 2018 included redemption from short-term investments of RMB202.3 million (US$29.4 million), proceeds from disposal of other investment of RMB212.9 million (US$31.0 million) and proceeds from disposal of property, plant and equipment of RMB113.0 million (US$16.4 million).

(2)	Net increase (decrease) in cash in 2016 and 2017 was adjusted due to our adoption of Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	144,694	111,922	98,251	56,959	32,865	4,780
Head gamma knife systems	58,509	53,895	27,514	14,833	8,291	1,206
Body gamma knife systems	31,478	32,959	16,499	9,286	12,356	1,797
PET-CT scanners	116,078	140,598	96,848	57,288	1,058	154
MRI scanners	103,197	106,085	77,969	60,854	44,031	6,404
Others(1)	57,635	79,749	61,642	46,214	9,877	1,437
Total net revenues — lease and management services	511,591	525,208	378,723	245,434	108,478	15,778

(1)	Included computed tomography (“CT”) scanners and emission computed tomograms (“ECT”) scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy and a CyberKnife.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.

As part of our growth strategy, we plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will focus on providing a variety of radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, at Beijing Proton Medical Center, our planned proton center, we plan to offer proton beam therapy treatment services with which we have had no prior experience.

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

We are in the process of establishing Beijing Proton Medical Center. The construction commenced in June 2017, with an estimated construction period of two years. We also commenced construction of Shanghai Concord Cancer Center in September 2017, with an estimated construction period of three years. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, with an estimated construction period of two years. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, our planned proton center and premium cancer hospitals need to train our staff members properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife, positron emission tomography–magnetic resonance (“PET-MR”) and proton beam therapy.

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

We are identifying suitable regions for free-standing centers and hospitals by considering a number of factors, including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market, acquire required government approvals in a timely manner and control planned investments. In addition, we may face competition from our existing cooperative centers.

We may encounter difficulties in successfully opening new cooperative centers or renewing agreements for existing cooperative centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.

Our growth has depended on our ability to expand our network of radiotherapy and diagnostic imaging centers by entering into new agreements primarily with top-tier hospitals in China. These hospitals are 3A hospitals, the highest ranked hospitals by quality and size in China determined in accordance with the standards of the National Health Commission of the PRC (formerly the National Health and Family Planning Commission of the PRC) (the “NHC”). The hospitals typically enter into long-term agreements with us and our competitors with terms of up to 20 years.

As a result, in any locality or at any given time, only a limited number of top-tier hospitals may have not already entered into long-term agreements with us or our competitors. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or positron emission tomography-computed tomography (“PET-CT”) scanners, will limit the number of top-tier hospitals with which we or our competitors can enter into agreements in a given period. See “—Risks Related to Our Industry—Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.”

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

We have historically derived a large portion of our total net revenues from a limited number of partner hospitals. In 2016, 2017 and 2018, net revenues derived from our top five hospital partners amounted to approximately 27.7%, 32.7% and 35.0%, respectively, of our total net revenues. The largest hospital partner accounted for 9.9%, 12.5% and 9.7% of our total net revenues during those periods, respectively.

Cooperative centers located in Shandong Province, Beijing and Shanghai accounted for 11.5%, 11.3% and 10.3%, respectively, of our total net revenue in 2016. Cooperative centers located in Shandong Province, Beijing and Shanghai accounted for 10.5%, 10.9% and 13.0%, respectively, of our total net revenue in 2017. Cooperative centers located in Shandong Province, Henan Province and Hubei Province accounted for 13.0%, 12.2% and 8.6%, respectively, of our total net revenue in 2018.

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

In addition, the top ten of our hospital partners in terms of revenue contribution, accounted for 58.2% of our total network accounts receivable as of December 31, 2018. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

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

Our total outstanding accounts receivable from our hospital partners were RMB188.7 million, RMB127.2 million and RMB77.0 million (US$11.2 million) as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, approximately 13% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2017 were still outstanding.

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

We have historically complemented our organic development of new centers and hospitals by selectively acquiring hospital businesses in China and overseas or assets or forming joint ventures, and we may continue to do so in the future. For example, in December 2012, we acquired 19.98% of the equity interests in The University of Texas MD Anderson Cancer Center Proton Therapy Center (the “MD Anderson Proton Therapy Center”), a leading proton treatment center globally. In August 2015, we acquired an additional 7.04% of the equity interests in this entity. In April 2015, we acquired a 100% equity interest in Concord International Hospital (“Concord International Hospital”) from Fortis Healthcare International Pte. Ltd. (“Fortis Healthcare International”). In January 2016, we acquired a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center. As a result of various subsequent restructurings, we indirectly held a 58% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers Holdings Limited (“King Cheers”) as of December 31, 2018.

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

We had net current liabilities historically and we may experience net current liabilities in the future.

Historically, we had net current liabilities as a result of our acquisition of Concord International Hospital and investment in additional equity interests in the MD Anderson Proton Therapy Center in 2015. As of December 31, 2017 and 2018, we had net current assets of RMB3.0 million and RMB358.4 million (US$52.1 million), respectively. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we could have net current liabilities in the future.

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

However, the NHC or other competent authorities could interpret these regulations differently, and determine that our lease and management agreements do not comply with such regulations. As a result, such authorities could declare our lease and management agreements to be void, order our civilian hospital partners to terminate such agreements with us, order our civilian hospitals partners to suspend or cease operation of the centers governed by such agreements, suspend the use of our medical equipment, or confiscate revenues generated under noncompliant agreements.

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

We do not carry professional malpractice liability insurance or other liability insurance at many cooperative centers in our network because the professional malpractice liability insurance is to be purchased by the hospital partners. At our own hospitals that we do carry the professional malpractice liability insurance or other liability insurance, it may not be sufficient to cover any potential liability resulting from such claims. For our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will likely face direct liability claims for any such incidents.

When we open our proton centers, premium cancer hospitals and specialty cancer hospitals, we expect to face the risk of increased exposure to liability claims and our professional malpractice liability insurance may not be sufficient to cover such increased liability exposure.

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

Significant downtime associated with maintaining or repairing medical equipment in our network of centers and hospital would result in the inability of our cooperative centers and hospitals to provide radiotherapy treatment or diagnostic imaging services to patients in a timely manner. We primarily rely on equipment manufacturers or third party service companies for maintenance and repair services.

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

We have applied for and obtained the registration of our trademark “Medstar” and a total of 52 other trademarks, including “Concord Medical,” in China to protect our corporate name. As of December 31, 2018, we also owned the rights to 132 domain names that we use in connection with our business. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

Our future proton centers and premium cancer hospitals will provide patients high-end medical services and medicines that may not be covered by national basic medical insurance, and as a result we may need to cooperate with commercial insurance companies and face risks in respect of charge fees and patients’ ability of payment.

The majority of patients in our network of centers are covered under national basic medical insurance. We settle payments with local medical insurance agencies on a regular basis. However, our planned proton centers and premium cancer hospitals will offer high-end radiotherapy and other services that may not be covered under the national basic medical insurance program. Our patients need to self-pay or be covered under various commercial insurance coverages.

We will need to negotiate with various insurance companies, both domestic and international, to enroll our hospitals in their coverages. Since February 28, 2019, the nuclear magnetic resonance imaging and cancer radiotherapy services and the basic medical services, including general outpatient registration, chemotherapy, linear accelerator radiotherapy, blood examination, image examination (such as nuclear magnetic resonance, CT, ultrasound, molybdenum target, electrocardiogram), medicines and consumables, of our Shanghai Meizhong Jiahe Cancer Center’s basic medical services have been fully covered by Shanghai basic medical insurance. However, we cannot assure you that we can establish and manage the business relationship with insurance companies properly and effectively. Without the insurance coverage, our future revenue may not meet our forecasts and profitability will be adversely affected. We may also face collection risks as insurance companies may not pay for certain clinical procedures.

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

While our cooperative centers and our hospitals in operation are covered by medical malpractice insurance and we have also purchased bodily-injury insurance for our medical staff, the process to reach a settlement, typically in the form of a financial settlement under the medical malpractice insurance, is time-consuming. The settlement process also requires our management team to divert attention from the normal operation of the centers and hospital. If we cannot properly handle the medical disputes in our centers and hospitals, we may face increasing risks of litigation and our reputation among patients may be adversely affected.

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

We depend on the key members of our management team and of our material subsidiaries, including Dr. Jianyu Yang, chairman and our chief executive officer, Mr. Jing Zhang, consultant of Beijing Meizhong Jiahe Hospital Management Co., Ltd. and the chairman of Beijing Proton Medical Center and Datong Meizhong Jiahe Cancer Center, and Mr. Yaw Kong Yap, our chief financial officer, as well as other key personnel for the continued growth of our business. The loss of any of these key members or other key personnel could delay the implementation of our business strategy and adversely affect our operations.

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

We may not always make a similar smooth transition if any executive officers or key personnel leave our company in the future. Although none of the key members of our management team is of retirement age in the near future and we are not aware of any current key members of our management team and of our material subsidiaries or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

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

In order to secure our bank loans, we granted security interests in equipment with a net carrying value of RMB111.7 million, RMB37.5 million and nil, representing 14.4%, 4.7% and nil of the net value of our net property, plant and equipment of RMB775.3 million, RMB793.6 million and RMB1,219.3 million (US$177.3 million) as of December 31, 2016, 2017 and 2018, in each case respectively. Although we did not grant security interest in equipment to secure our bank loans in 2018, we granted other forms of security, such as prepaid land lease payment and construction in progress, and we cannot assure you that we will not grant security interest in equipment in the future.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We adopted our 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009, November 26, 2011 and May 29, 2015 Although the 2008 share incentive plan was terminated on its tenth anniversary of the effective date in October 2018, we are still required to account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

We granted the options and/or restricted shares under our 2008 share incentive plan in 2009, 2011, 2014, 2017 and 2018. See details of the grants in “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” We did not grant any option under our 2008 share incentive plan in 2010, 2012, 2013, 2015 and 2016.

We granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008.

As a result, we incurred share-based compensation expenses of RMB8.4 million in 2016, RMB11.6 million in 2017 and RMB11.2 million (US$1.6 million) in 2018 related to share-based awards. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against the directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests through actions against us, our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in the U.S.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a half-yearly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are exempt from certain corporate governance requirements of the New York Stock Exchange.

As a foreign private issuer, we are permitted to exempt from certain corporate governance requirements of the New York Stock Exchange (the “NYSE”). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. For instance, we are not required to: (i) have a majority of the board of directors be independent; (ii) have a compensation committee or a corporate governance and nominating committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders.

We believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended on December 31, 2018, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Passive Foreign Investment Company.”

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

The Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the NHC, the National Development and Reform Commission of PRC (“NDRC”) and the Ministry of Finance, regulate the procurement, installation and operation of large medical equipment in China. Pursuant to these rules, the NDRC and the NHC or the relevant provincial healthcare administrative authorities set quotas for large medical equipment, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment.

For medical equipment classified as Class A large medical equipment, which includes proton beam therapy systems and PET-MR, the NHC conducts procurement planning and approval. In addition, the NHC issues large medical equipment procurement licenses. For medical equipment classified as Class B large medical equipment, which includes gamma knife systems, PET-CT scanners and linear accelerators, the relevant provincial healthcare administrative authorities conduct procurement planning and approval. These rules apply to public and private civilian medical institutions, whether non-profit or for-profit.

Although these rules do not directly apply to military hospitals in China, the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army (the “PLA”) uses these rules as a reference to approve the procurement of such medical equipment. The procurement regulations issued by the NHC stipulate that from 2018 to 2020, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 710 by the end of 2020. According to “the configuration plan of large medical equipment from 2018 to 2020” (“2018 to 2020 Plan”) issued by NHC on October 26, 2018, national master plan configures a maximum of 10 newly added proton therapy treatment systems between 2018 and 2020. The allocation will depend on the actual situation of regional function orientation, radiation capacity of medical services and the service level of diagnosis and treatment of medical institutions. By the end of 2019, one unit will be allocated in each of the six regions, which are North China, East China, Central and Southern China, Northeastern China, Southwestern China and Northwestern China. By the end of 2020, one more unit will be allocated in each of the four regions, which contains North China, East China, Central Southern China and Southwestern China. In addition, “2018 to 2020 Plan” also stipulates the provincial the procurement planning and quotas for Class B large medical equipment procurement licenses.

Although the current number of procurement licenses available did not significantly impact our expansion plans in 2018, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our planned hospital(s) to obtain such licenses, may affect our expansion plan after 2018. Any of the foregoing could materially adversely affect our future prospects.

In addition, for most of the medical equipment that we intend to install and operate in our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the NHC or provincial level healthcare administrative authorities. We may not be able to obtain such licenses in a timely manner or at all, which could delay or prevent the opening of our planned hospitals, and could materially adversely affect our growth strategy and results of operations. See “—Risks Related to Our Company—We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.”

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

As of December 31, 2018, we had eight cooperative centers under service-only agreements pursuant to which we only managed those cooperative centers in exchange for a management fee and we did not purchase and lease to the hospitals the medical equipment used at those cooperative centers. Medical equipment in the other 23 cooperative centers in our network were subject to large medical equipment procurement quota requirements, of which 19 centers obtained procurement licenses, three centers were in the processing of applying for the procurement license or permit and one center was not clear whether any procurement license or permit was required according to the current regulations. Although our hospital partners are in the process of applying to the competent regulatory authorities for procurement licenses or permits, we cannot assure you that they will be successful. If our hospital partners fail to obtain either a procurement license or an interim procurement permit, the cooperative centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of revenue from operating such equipment or assessed a fine. Any of the foregoing risks could materially adversely affect our business, financial condition and results of operation.

Pricing for the services provided by our network of centers may suffer from reductions in treatment and examination fees set by the Chinese government.

Cooperative centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the Ministry of Health. Those authorities may adjust these price ceilings downwards or upwards from time to time. Historically, treatment fees for large medical equipment were requested to reduce. In the future, if the government reduces examination or treatment fees for the services provided by the centers in our network, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially adversely affected.

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

Self-payments account for approximately 28.8% of total medical expenses in China in 2017, approximately 28.9% of total medical expenses were sourced from direct payments by the government and approximately 42.3% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2017, according to the NHC. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and magnetic resonance imaging (“MRI”) scanners.

However, gamma knife treatments and positron emission tomography (“PET”) scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003.

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

In addition, more Chinese patients are traveling overseas to seek best treatment available to locations such as Hong Kong, Taiwan, Korea or Southeast Asian nations. Concord International Hospital in Singapore and the MD Anderson Proton Therapy Center in the United States also receive patients from mainland China.

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

We conduct our operations primarily in China although we also conduct our operations in Singapore. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We conduct all of our business through our subsidiaries established in China and Singapore. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us.

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

The M&A rule (as defined below) establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex. These procedures and regulations require in some instances that the Ministry of Commerce (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

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

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“SAFE Circular No. 37”), which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular No. 75”) promulgated by SAFE on October 21, 2005.

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

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by or filed with MOFCOM in China or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope.

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

We conduct our business primarily through our consolidated subsidiaries incorporated in China and Singapore. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

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

Cyber Medical Networks Limited (“Cyber Medical”) is a Hong Kong company. Under the aforementioned arrangement, dividends paid to us by Cyber Medical may be subject to the 5% income tax if we and Cyber Medical are considered “non-resident enterprises” under the EIT Law and Cyber Medical is considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA.

If Cyber Medical is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the PRC-HK DTA. As a result, such dividends would be subject to normal withholding income tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the PRC-HK DTA.

The British Virgin Islands does not have a tax treaty with the PRC. Our Medical Services, Ltd. (“OMS”), the direct holding company of Aohua Technology, is incorporated in the British Virgin Islands. If OMS is considered a “non-resident enterprise” under the EIT law, the withholding tax of 10% would be imposed on our dividend income received from Aohua Technology.

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

Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily and fully consistent with the regulations at the national level. Although we strive to comply with all applicable PRC laws and regulations, PRC government authorities may determine that we have not complied with certain laws or regulations.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. In 2018, the Class A ordinary shares held by Morgancreek Investment Holding Limited (“Morgancreek”) were converted into Class B ordinary shares at one-to-one ratio and Morgancreek completed its restructuring. Immediately after the exchange and Morgancreek’s restructuring, the spouse of Dr. Jianyu Yang, our chairman and chief executive officer, indirectly held 70% interest in Morgancreek, Dr. Jianyu Yang became Morgancreek’s sole director and Morgancreek held 38,287,948 of our Class B ordinary shares and 4,660,976 of our ADSs. Dr. Jianyu Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. As of the date of this annual report, Dr. Jianyu Yang beneficially held 40.5% in our company, representing 73.2% of the total voting rights in our company.

The greater voting rights of the Class B ordinary shares gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements. These actions include the election and removal of any member of our board of directors; mergers, consolidations and other business combinations; changes to our amended and restated memorandum and articles of association; the number of shares available for issuance under share incentive plans; and the issuance of significant amounts of our ordinary shares in private placements.

Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it holds considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

Holders of our Class B ordinary shares may also cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price.

Similarly, holders of our Class B ordinary shares may approve a merger or consolidation of our company that may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company, which may not operate our current business model and dissenter rights may not be available to you in such an event. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Concord Medical Services Holdings Limited (“Concord Medical”) was incorporated in the Cayman Islands on November 27, 2007 as a limited liability company. Concord Medical became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited (“Ascendium”), a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares Ascendium for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interests in Our Medical Services, Ltd. (“OMS”), resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Service Co., Ltd. (“Aohua Medical”), in which OMS effectively held all of the equity interests at the time, operated all of our business.

Aohua Medical was incorporated by OMS on July 23, 1997. OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interests in Aohua Medical. The remaining 10% equity interest in Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd. (“Aohua Leasing”). The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we did not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position. In December 2011, we effectuated a merger through which Aohua Medical was merged into Aohua Leasing. Aohua Leasing acquired all of the assets and assumed all of the liabilities of Aohua Medical, which was dissolved upon the merger. Aohua Leasing subsequently changed its name to Aohua Technology.

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interests in China Medstar Pte. Ltd. (“China Medstar”), together with its wholly owned PRC subsidiary, Shanghai Medstar, for approximately £17.1 million. China Medstar, through its then subsidiary Shanghai Medstar, provided medical equipment leasing and management services to hospitals in the PRC. On March 1, 2009, 100% of the equity interests in Shanghai Medstar was transferred from China Medstar to Ascendium. On August 17, 2009, the registration for such transfer was completed.

On October 28, 2008, we acquired 100% of the equity interests in Yundu through our subsidiaries Aohua Leasing and Meizhong Jiahe (formerly known as CMS Hospital Management Co., Ltd. (“CMS Hospital Management”)) for consideration of approximately RMB35.0 million.

In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for consideration of RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interests in Tianjin Concord Medical (formerly known as Tianjin Kangmeng Radiology Equipment Management Co., Ltd.).

In July 2010, we acquired 52% of the equity interests in Chang’an CMS International Cancer Center and Xi’an Wanjiehuaxiang Medical Technology Development Co., Ltd. (“WHT”) for consideration of RMB103.2 million from Chang’an Hospital. In June 2012, we acquired through Cyber Medical and Shanghai Medstar 52% of the equity interests in Chang’an Hospital, for a total consideration of approximately RMB248.8 million in cash. In December 2014, we sold our 52% equity interest in Chang’an Hospital and WHT for total cash consideration of approximately RMB397.9 million in order to focus on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals.

In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, USA, (iii) Guangzhou Concord Cancer Center in PRC, and (iv) Medstar Overseas Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of the date of this annual report.

In December 2012, we acquired 19.98% of equity interests in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, for a total consideration of approximately US$32.3 million. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner, for a total consideration of approximately US$4.6 million. According to the partnership agreement, we have significant influence over the MD Anderson Proton Therapy Center. In November 2018, MD Anderson Proton Therapy Center reached an agreement with The University of Texas MD Anderson Cancer Center (“UTMDACC”) to sell all its assets and liabilities to UTMDACC, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP, at a consideration of RMB212.9 million (US$31.0 million). In December 2018, we received all the shared consideration from PTC-Houston Management, LP. After the transaction, we still retained the partnership shares of 59.51% in PTC-Houston Management, LP., the general partner of the center.

In October 2014, we established a wholly-owned free-standing radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds.

In April 2015, we acquired 100% of the equity interests in Fortis Surgical Hospital (“Fortis Surgical Hospital”) for consideration of SGD55.0 million in cash from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd. After the transaction, the hospital was renamed Concord Healthcare Singapore Pte. Ltd. In October 2015, we changed its name to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore. In June 2017, we changed the name to Cancer International Hospital.

On January 25, 2016, Meizhong Jiahe completed its listing on the National Equities Exchange and Quotations, (“NEEQ”) which is also known as the New Third Board in China, for a private placement financing. Meizhong Jiahe will focus on providing management services to our existing network centers and specialty cancer hospital projects in the future. In September and December 2016, Meizhong Jiahe completed two rounds of private offerings of additional shares and received proceeds of approximately RMB141.7 million, after which we held a 85.34% equity interest in Meizhong Jiahe. In February 2018, Meizhong Jiahe delisted from NEEQ.

In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. 100% of the equity interests in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, for a total consideration of RMB100.6 million. As a result, we indirectly held a 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. See the paragraphs below regarding details of the subsequent restructurings and the changes in our effective equity interests in Beijing Century Friendship and Beijing Proton Medical Center. Beijing Century Friendship has engaged in the establishment and construction of Beijing Proton Medical Center.

On February 22, 2016, the board of Meizhong Jiahe approved a restructuring plan (the “Reorganization”), pursuant to which Meizhong Jiahe acquired 100% of the equity interests in Aohua Technology for cash consideration of approximately RMB322.7 million and 100% of the equity interests in Beijing Century Friendship for cash consideration of approximately RMB100.6 million. After completion of the Reorganization in September 2016, Meizhong Jiahe holds the network business which was formerly under Aohua Technology’s management, and our cancer radiotherapy hospital business in China.

In November 2016, we entered into a framework agreement, as amended, with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish an offshore fund, namely Zhongrong International Growth Fund SPC - ZR Concord Healthcare Investment Fund SP (“SP”), for the purpose of acquiring our several hospital businesses, including Concord International Hospital, Guangzhou Concord Cancer Center and PTC-Houston Management, LP, collectively the “CCM Hospital Business.” Pursuant to the framework agreement, among others, ZR Guofu shall provide management and consultation services on the funds, and we shall continue to manage the CCM Hospital Businesses. ZR Guofu subscribed Class A shares of SP with a consideration of RMB521.4 million, while we subscribed Class B shares of the SP with the consideration of creditor’s rights of RMB166.3 million due from CCM Hospital Business and cash of RMB7.5 million. In 2016, we and ZR Guofu injected RMB7.5 million and RMB521.4 million, respectively, to the SP, which was then provided to the CCM Hospital Business as loans. After the restructuring mentioned below, only Cancer International Hospital was retained in the CCM Hospital Business at the end of December 31, 2018.

In 2016, we and ZR Guofu established an onshore fund, Guofu Huimei. The registered capital of Guofu Huimei is RMB1,009.0 million. In 2016, ZR Guofu and we subscribed the registered capital of RMB746.0 million and RMB263.0 million, respectively, for a 73.93% equity interest and a 26.07% equity interest in Guofu Huimei, respectively. The capital injection was completed in April 2017. In 2018, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. As a result, ZR Guofu exited the onshore fund, Guofu Huimei, and our equity interests in Guofu Huimei increased to 100%. As of December 31, 2017 and 2018, we held 26.07% and 100%, respectively, of the equity interests in Guofu Huimei.

In April 2017, we and ZR Guofu entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. Among others, during 2017, Guofu Huimei acquired a 78.31% equity interest in Beijing Century Friendship which holds a 55% equity interest in Beijing Proton Medical Center with a consideration of RMB388.5 million and a 54.8% equity interest of Shanghai Meizhong Jiahe Cancer Center at consideration of RMB182.1 million through capital injections. As a result of the foregoing, as of December 31, 2017, our effective equity interest in Beijing Century Friendship decreased from 100% to 42.1%, our total effective equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80% and our total effective equity interest in Shanghai Meizhong Jiahe Cancer Center was 49.48% (after more acquisitions by our other subsidiaries in 2017). In June 2018, Meizhong Jiahe entered into agreements with Guofu Huimei to purchase its 78.31% equity interest in Beijing Century Friendship which holds a 55% equity interest of Beijing Proton Medical Center and a 54.8% equity interest in Shanghai Meizhong Jiahe Cancer Center at a consideration of RMB388.5 million (US$56.5 million) and RMB182.1 million (US$26.5 million), respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement according to which ZR Guofu withdrew its original investments in Guofu Huimei. Therefore, we held a 100% equity interest in Beijing Century Friendship, a 80% equity interest in Beijing Proton Medical Center and a 90% equity interest of Shanghai Meizhong Jiahe Cancer Center through our wholly-owned or majority-owned subsidiaries upon execution and closing of the agreement. As of December 31, 2018, our effective equity interest in Beijing Century Friendship was 60%, our total effective equity interest in Beijing Proton Medical Center was 58% (through Beijing Century Friendship and King Cheers) and our effective equity interest in Shanghai Meizhong Jiahe Cancer Center was 55.42%.

Pursuant to the supplemental contract, the 75% equity interest in SP held by the ZR Guofu is contractually required to be repurchased by us at the end of four years from the establishment of SP in November 2016 at a consideration equivalent to the investment cost of RMB521.4 million. ZR Guofu is also entitled to an annual premium at 15% for its capital contribution of RMB521.4 million in SP in the form of interest expense and consultation expense. In addition, our share in Beijing Century Friendship, certain construction in progress and certain prepaid land lease payments are pledged to secure our obligation to repurchase capital contribution from ZR Guofu.

On December 20, 2017, we repaid a loan with principal of RMB97.1 million to ZR Guofu, and repurchased a 100% equity interest of CMS Holdings with a consideration of US$1.0 Upon completion, we pledged the shares in CMS Holdings to ZR Guofu.

In 2018, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei and we became the sole shareholder of Guofu Huimei. We obtained control of Guofu Huimei in October 2018. As a result, as of December 31, 2018, we held a 100% equity interest in Guofu Huimei. In addition, after Guofu Huimei became our wholly-owned subsidiary, Shanghai Rongchi Medical Management Limited (“SH Rongchi”) and Tianjin Jiatai Entity Management limited Partnership (“Tianjin Jiatai”) became our equity investees.

We expect our acquisitions of the remaining equity interests in Guofu Huimei, Shanghai Concord Medical Cancer Center and Beijing Century Friendship not held by us in 2018 support our strategy to facilitate our long-term goal to develop specialized hospital chains in cancer and oncology treatment services including diagnostic imaging, radiation oncology treatment and medical oncology treatment.

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

In March 2018 and July 2018, we, the investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), and other investors entered into agreements pursuant to which the parties jointly made a strategic investment in our subsidiary, Meizhong Jiahe. The total investment was RMB1.5 billion (US$218.2 million). After completion of the investment, those investment institutions led by CICC Capital and the other minority investors held a total of 40% of the equity interests in Meizhong Jiahe and our equity interests in Meizhong Jiahe was diluted to 60%. As of December 31, 2018, our effective equity interests in Meizhong Jiahe was 60%.

Shanghai Concord Medical Imaging Diagnostic Center, our first independent imaging diagnostic center, obtained an independent imaging diagnostic license in October 17, 2017. Through Shanghai Concord Medical Imaging Diagnostic Center, we expect to introduce world-class diagnostic technology and management services, covering the medical center and the Yangtze river delta region through a remote sharing consultation platform, and provide a full range of imaging diagnosis and high-quality services for domestic and foreign commercial insurance patients.

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of the date of this annual report.

As of the date of this annual report, we conduct substantially all of our operations through Concord International Hospital in Singapore, Datong Meizhong Jiahe Cancer Center in PRC and Shanghai Meizhong Jiahe Cancer Center in PRC for our hospital business and the following subsidiaries for our network business in the PRC:

•	Aohua Technology, our subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Shanghai Medstar, our subsidiary incorporated in the PRC, which sells medical equipment and provides radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	Meizhong Jiahe, our subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment management services to hospitals in the PRC; and

•	Yundu, our subsidiary incorporated in the PRC, which provides teleconsultation, and medical information technology services in the PRC.

Our principal executive offices are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our website is www.concordmedical.com. The information contained on our website is not a part of this annual report.

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may also be accessed through this web site.

Initial Public Offering

On December 11, 2009, our ADSs were listed on the NYSE.

Dual Class Share Structure

In January 2015, our shareholders approved the creation of a dual class share structure. In October 2018, Bluestone Holdings Limited, a company indirectly wholly owned by Mr. Zheng Cheng, transferred its shares in Morgancreek to companies wholly owned by Mr. Hao Zhou and Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, respectively. On the same day, all the Class A ordinary shares held by Morgancreek were converted into Class B ordinary shares. Morgancreek transferred 7,500,000 Class B ordinary shares to Bluestone. Upon completion of these transactions, Mr. Zhou and Ms. Zhang indirectly hold 30% and 70% shares of Morgancreek, respectively, and Dr. Cheng holds ordinary shares of our company through Bluestone. As of the date of this annual report, 130,181,077 ordinary shares were outstanding, including 84,393,129 Class A ordinary and 45,787,948 Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes.

Going Private Proposal

Our board of directors received a non-binding proposal letter, dated July 11, 2016, from Dr. Jianyu Yang, our chairman and chief executive officer, Morgancreek, an investment vehicle controlled by Dr. Yang, and Blue Ocean Management Limited (together with Dr. Yang and Morgancreek, the “Buyer Parties”) to acquire all of our outstanding Class A ordinary shares and ADSs, in both cases, that are not beneficially owned by them and their affiliates, at a price of US$1.73 per Class A ordinary share or US$5.19 per ADS, as the case may be, in cash, in a “going private” transaction, subject to certain conditions.

Our board of directors received a letter dated November 13, 2017 from the Buyer Parties, stating that the Buyer Parties would withdraw the non-binding going private proposal and had determined not to proceed with the going private proposal under the circumstances at that time.

B.	Business Overview

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2018, our network consisted of 31 cooperative centers based in 21 hospitals, spanning over 21 cities across 14 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health).

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

Cancer has become a serious global public health problem. According to the latest global cancer data issued on September 18, 2018 and WHO World Cancer Report 2018, both issued by World Health Organization (“WHO”), the burden of cancer rose to 18.1 million new cases and 9.6 million cancer death in 2018 globally and there were 3.8 million new cancer cases and 2.3 million cancer-caused deaths in China. Moreover, according to the China Health Statistics Yearbook 2018, cancer is still one of the leading causes of death (26.1% of total death) in China. According to the latest Chinese Cancer Report issued by the Chinese National Cancer Institute in January 2019, the burden of cancer showed a continuous upward trend in China in recent 10 years, the incidence of cancer increased by about 3.9% from 2005 to 2015 and the mortality increased by 2.5% annually from 2005 to 2015. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population, smoking and air pollution.

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

To complement our organic growth, we have selectively acquired businesses to expand our network of centers. In July 2008, we acquired China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange (AIM) for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province for RMB60.0 million by acquiring 100% of the equity interests in Tianjin Concord Medical (formerly known as Tianjin Kangmeng Radiology Equipment Management Co., Ltd.)

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

We also plan to establish and operate premium cancer hospitals and proton centers in and out of China to develop our hospital business as part of our growth strategy. Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord International Hospital in Singapore that we acquired in April 2015 from Fortis Healthcare International and two planned hospitals in China, namely, Shanghai Concord Cancer Center and Guangzhou Concord Cancer Center. We commenced construction of Shanghai Concord Cancer Center in September 2017, with an estimated construction period of three years. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, with an estimated construction period of two years.

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton beam therapy, the most sophisticated radiotherapy currently available in the market. We are in the process of establishing Beijing Proton Medical Center, and the construction commenced in June 2017, with an estimated construction period of two years. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. According to the partnership agreement, we have significant influence over the MD Anderson Proton Therapy Center. Although MD Anderson Proton Therapy Center sold its assets and liabilities in November 2018, we retained the partnership shares of 59.51% in PTC-Houston Management, LP., the general partner of the center.

Our business structure has evolved in recent years through the development of new specialty cancer hospitals, such as Datong Meizhong Jiahe Cancer Center, and premium hospitals. Our total net revenues were RMB455.0 million, RMB331.0 million and RMB190.9 million (US$27.8 million) for the years ended December 31, 2016, 2017 and 2018, respectively. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2018, we operated an extensive network of 31 cooperative centers based in 21 hospitals, spanning over 21 cities across 14 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes 19 radiotherapy centers and 12 diagnostic imaging centers and includes no centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

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

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2018, we had 31 cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

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

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2018, we had such agreements for eight cooperative centers. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2018, we had such agreements at five cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to cooperative centers in exchange for a fixed fee. The terms are usually similar to those of our lease and management services contracts. As our telemedicine business grows, we expect to enter into more of the technical services agreements with other hospitals in the future.

Brand Royalty Fees

Starting from the year of 2016, we granted several newly set-up specialty cancer hospitals, on a fixed annual fee, the right to use the brand of Meizhong Jiahe. For the years ended December 31, 2016, 2017 and 2018, revenue from brand royalty fees amounted to RMB9.4 million, RMB6.6 million and RMB5.2 million (U$$0.8 million).

Service Offerings in Our Network; Medical Equipment

Each of the cooperative centers in our network is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Set forth below is a summary of the principal treatment and diagnostic imaging systems provided at our cooperative centers.

Linear Accelerators External Beam Radiotherapy

As of December 31, 2018, we owned six linear accelerators (excluding those in the eight cooperative centers in our network under service-only agreements pursuant to which we only manage those cooperative centers in exchange for a management fee and we did not purchase and lease to the hospitals the medical equipment used at those cooperative centers). As of December 31, 2018, the cooperative centers under service-only agreements in our network owned two linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2018, we owned six gamma knife systems, including three head gamma knife systems and three body gamma knife systems (excluding those in the eight cooperative centers under service-only agreements in our network). As of December 31, 2018, the cooperative centers under service-only agreements in our network owned three gamma knife systems, including two head gamma knife systems and one body gamma knife systems.

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

Diagnostic Imaging

Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner combines a PET scanner and a CT scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner.

Other diagnostic imaging services offered in our cooperative centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of December 31, 2018, we owned nine MRI scanners and did not own any PET-CT scanner (excluding those in the eight cooperative centers under service-only agreements in our network) and the cooperative centers under service-only agreements in our network owned one PET-CT scanners and two MRI scanners.

Medical Equipment Procurement

The medical equipment used in our network of centers is highly complex and usually a limited number of manufacturers worldwide produce such equipment. We typically purchase medical equipment used in our cooperative network directly from domestic manufacturers and through importers from overseas manufacturers.

In accordance with PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning. A large medical equipment procurement license must also be obtained prior to the purchase of such medical equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the NHC and the NDRC and large medical equipment procurement licenses are issued by the NHC.

For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, relevant provincial healthcare administrative authorities conduct procurement planning and approvals with ratification by the NHC. Provincial healthcare administrative authorities issue large medical equipment procurement licenses. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment.

These rules concerning procurement of large medical equipment apply to public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals in China, which have a separate procurement system. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations in China—Regulation of Medical Institutions—Large Medical Equipment Procurement License.”

Once non-profit hospitals have obtained large medical equipment procurement licenses, the purchase of medical equipment for such hospitals is conducted through a collective tender process. The tender process is centralized in accordance with the relevant PRC laws and regulations and is supervised by the NHC for Class A large medical equipment.

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

In May 2017, we opened Shanghai Meizhong Jiahe Cancer Center in Shanghai to provide outpatient services, imaging diagnosis services and daily radiotherapy and chemotherapy services. Since February 28, 2019, the nuclear magnetic resonance imaging and cancer radiotherapy services and the basic medical services, including general outpatient registration, chemotherapy, linear accelerator radiotherapy, blood examination, image examination (such as nuclear magnetic resonance, CT, ultrasound, molybdenum target, electrocardiogram), medicines and consumables, of our Shanghai Meizhong Jiahe Cancer Center’s basic medical services have been fully covered by Shanghai basic medical insurance.

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

Pricing of Medical Services

Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit civilian hospitals. Military hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by non-profit civilian medical institutions and military hospitals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may suffer from reductions in treatment and examination fees set by the Chinese government.”

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

Our Premium Cancer Hospitals

Permits Needed to Establish a Medical Institution

In order to establish a medical institution, we need to apply for and receive approvals and permits/licenses from various government authorities and agencies. Since 2012, companies that are registered in Hong Kong, Macau and Taiwan are permitted to establish wholly-owned medical institutions in selected cities in China, including Shanghai, Chongqing, Jiangsu, Fujian Hainan and Guangdong, after obtaining relevant permits from the local authorities and agencies, the procedure of which may be substantially different in various regions.

The procedure to establish a wholly-owned foreign medical institution in Beijing, for instance, also requires applications to the several government agencies and departments, including local public health bureau, fire department and environmental protection bureau. These agencies need to review the application from different perspectives, such as compliance with local healthcare planning, fire safety and environment impact. If radiation therapy is included in the services to be offered, radiation protection review will be included in the procedures as well.

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

Shanghai Concord Cancer Center

In April 2014, we received the relevant government approval for the establishment of Shanghai Concord Cancer Center, a 400-bed cancer specialty hospital with a planned gross floor area of 158,769 square meters in Shanghai New Hongqiao International Medical Center. Our Shanghai Concord Cancer Center will utilize the advance domestic and international therapeutic methods, medical process and management system.

The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. We are in the process of finalizing the pre-construction work. The construction of this hospital project commenced in September 2017, with an estimated construction period of three years.

Guangzhou Concord Cancer Center

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Cancer Center, a 400-bed specialty hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the NHC of Guangdong Province.

Guangzhou Concord Cancer Center was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017, with an estimated construction period of two years.

Concord International Hospital

As a part of our overseas business expansion, we acquired 100% of the equity interests in Fortis Surgical Hospital from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd., for SGD55.0 million in cash in April 2015. We changed the name of the hospital to Concord Cancer Hospital in October 2015. In June 2017, we changed its name to Concord International Hospital. Concord International Hospital has 31-bed patient capacity and provides oncology as its main service, including medical oncology and surgical oncology, in Singapore.

Concord International Hospital is a private facility in Singapore that was originally established in July 2012. We plan to establish Concord International Hospital as a platform for high-end medical treatment that will also include academic research targeting patients in Singapore as well as patients coming from China as part of our efforts to expand overseas business.

Our Proton Centers

Beijing Proton Medical Center

We have entered into a framework agreement with Chang’an Information Industry (Group) Co., Ltd. and China-Japan Friendship Hospital to establish Beijing Proton Medical Center. We expect Beijing Proton Medical Center to allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients.

Beijing Proton Medical Center is expected to be equipped with the proton beam therapy system in China licensed for clinical use. Beijing Proton Medical Center is expected to have a gross floor area of approximately 12,555 square meters and 50 licensed patient beds. Beijing Proton Medical Center will primarily offer treatments using a proton beam therapy system, which are designed to be non-invasive and usually do not require hospitalization.

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

The framework agreement contemplates that we are to invest equity capital to Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., King Cheers and China-Japan Friendship Hospital. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center and was set up for the construction of Beijing Proton Medical Center, for total cash consideration of RMB100.6 million. As a result, we held a total of 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. During 2017, more investments were injected to Beijing Century Friendship and Beijing Proton Medical Center. As of December 31, 2017, our total equity interest in Beijing Proton Medical Center decreased from 80% to 48.16%, with the remaining equity interests held by China-Japan Friendship Hospital and parties from Zhongrong. During 2018, we, through our majority-owned subsidiary, acquired all the equity interests in Beijing Century Friendship, which held 55% of Beijing Proton Medical Center. As a result, as of December 31, 2018, we held a 58% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. See “Item 4. Information on the Company—History and Development of the Company.”

We have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project commenced in June 2017, with an estimated construction period of two years.

The MD Anderson Cancer Center (The Proton Therapy Center)

In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center, and in August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner. The MD Anderson Proton Therapy Center is a leading proton treatment center in the world. According to the partnership agreement, we have significant influence over the MD Anderson Proton Therapy Center.

As we plan to invest and operate proton centers in China in the future, this transaction may enable us to expand our expertise and knowledge base in preparation for the operation of future proton centers. After the closing of the transaction, we became the second largest owner of the MD Anderson Proton Therapy Center, behind UTMDACC. We joined both the board of directors of PTC-Houston Management, LP, the general partner of the center, and the center’s advisory committee.

The MD Anderson Proton Therapy Center is an affiliate of UTMDACC. Opened in 2006, it was the fourth proton treatment center in the U.S. For nine of the past 10 years, UTMDACC has been ranked the leading in cancer hospital in the U.S. News & World Report’s “Best Hospitals” survey.

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

In November 2018, MD Anderson Proton Therapy Center reached an agreement with UTMDACC to sell all its assets and liabilities to UTMDACC, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP. After the transaction, we still retained the partnership shares of 59.51% in PTC-Houston Management, LP.

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

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 52 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 132 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network.

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

Environmental Matters

The NHC enacted the Administrative Measures on Medical Wastes Management of Medical Institutions in 2003, which sets forth the management of and criteria for the disposal of medical waste generated in the operation of medical institutions. As the supervising authority, the environmental protection authority at the county or higher levels is responsible for environmental inspections of hospitals within their jurisdictions. The NHC and the environmental protection authorities have also promulgated a series of regulations on the disposal of dangerous medical waste and the requirements of vehicles used to transport medical wastes.

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

We do not typically maintain any professional malpractice liability insurance since we do not employ the doctors and other medical personnel providing services in cooperative centers, except in very limited cases and the centers are located on the premises of our hospital partners. We have entered into framework agreements to establish proton center, premium cancer hospitals and specialty cancer hospitals that are to be majority-owned by us. We are in the process of employing all of the personnel of such hospitals, including doctors, nurses and medical technicians. As a result, we have obtained professional malpractice liability insurance for such centers and hospitals. However, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of professional and general liability insurance coverage.

We are not directly responsible for any incidents that occur in the course of providing treatment. However, as certain agreements entered into with our hospital partners require us to share in the expenses related to medical disputes and for such expenses to be included as the expenses of the cooperative centers, while the centers will purchase the professional malpractice liability insurance themselves, we have obtained professional malpractice liability insurance for a limited number of centers. We have also obtained professional malpractice liability insurance for our hospital in Singapore.

We do not maintain product liability insurance for medical equipment. Except for our own hospital in Singapore, we do not maintain real property insurance on the cooperative centers as this is the responsibility of our hospital partners.

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

Regulations in China

General Regulatory Environment

China’s healthcare industry is regulated by various government agencies, including the NHC. The NHC has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the NHC, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the NDRC, the SFDA, the MEP and MOFCOM, have promulgated rules and regulations relating to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy equipment, the licensing and operation of medical institutions and the licensing of medical staff.

Permits Required by Our Company

Medical Equipment Operating Enterprise Permits

The SFDA categorizes medical equipment into three classes according to the level of control by the government authorities that, in the judgment of the SFDA, is required for their safe and effective operation. Class I medical equipment are those medical equipment that require only an ordinary level of control in order to ensure their safe and effective operation. Class II medical equipment are those medical equipment that require a heightened level of control in order to ensure their safe and effective operation. Class III medical equipment are those medical equipment that are used to support or maintain human life, are implanted into the human body or otherwise pose a potential danger to the human body. Class III medical equipment require strict control in order to ensure their safe and effective operation. In order to ensure an adequate level of control in the operation of Class II and Class III medical equipment, enterprises that engage in the operation of such equipment, which include gamma knife systems, linear accelerators, MRI systems and PET-CT systems, must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency. As a result, our subsidiaries Shanghai Medstar and Aohua Technology must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency pursuant to the Medical Equipment Supervision and Administration Regulation effective as of April 1, 2000. Each such permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All our aforementioned subsidiaries have obtained medical equipment operating enterprise permits.

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

Medical Institution Practicing License

Pursuant to the Regulation on Medical Institution issued on February 26, 1994 and amended on February 6, 2016 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the NHC. Each of the independent proton center, premium cancer hospitals and specialty cancer hospitals that we intend to establish would need to obtain such a medical institution practicing license.

Large Medical Equipment Procurement License

The procurement, installation and operation in China of large medical equipment, which is defined as any medical equipment valued at over RMB5.0 million or listed in the medical equipment administration catalogue of the NHC, is regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the NHC, the NDRC and the Ministry of Finance, which became effective on March 1, 2005. Pursuant to these rules, quotas for large medical equipment are set by the NHC and the NDRC or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment that is covered by the rules on procurement. For large medical equipment classified as Class A large medical equipment, which includes proton beam therapy systems and PET-MR, quotas are set by the NHC and the NDRC and large medical equipment procurement licenses are issued by the NHC. For large medical equipment classified as Class B large medical equipment, which includes gamma knife system, PET-CT scanners and linear accelerators, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities conduct procurement planning and approval. These rules apply to public and private civilian medical institutions, whether non-profit or for-profit.

According to “2018 to 2020 Plan” issued by NHC on October 26, 2018, the national master plan configures a maximum of 10 newly added proton therapy treatment systems between 2018 and 2010. The allocation will depend on the actual situation of regional function orientation, radiation capacity of medical services and the service level of diagnosis and treatment of medical institutions. By the end of 2019, one unit will be allocated in each of the six regions, which are North China, East China, Central and Southern China, Northeastern China, Southwestern China and Northwestern China. By the end of 2020, one more unit will be allocated in each of the four regions, which contains North China, East China, Central Southern China and Southwestern China. In addition, “2018 to 2020 Plan” stipulates provincial the procurement planning and quotas for Class B large medical equipment procurement licenses.

In accordance with “2018 to 2020 Plan,” the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 710 from the date of the plan through the end of 2020, the new licenses cannot exceed 377 and the total number of large medical equipment procurement licenses issued for gamma knife systems cannot exceed 254 nationwide. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the cooperative centers in our network operate.

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the NHC or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained instead. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or interim permits. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

Radiotherapy Permit

Medical institutions that engage in radiotherapy are governed by the Regulatory Rules on Radiotherapy issued on January 24, 2006 by the NHC and are required to obtain a radiotherapy permit from the relevant healthcare administrative authorities. These rules require such medical institutions to possess qualifications sufficient for radiotherapy work, which include having adequate facilities for housing radiotherapy equipment as well as having qualified, properly trained personnel. Medical institutions that operate medical equipment containing radioactive materials are also required to obtain a radiation safety permit. See “—Permits Required by Our Company—Radiation Safety Permits.”

Radiation Worker Permit

Medical institutions that engage in the operation of medical equipment that contains radioactive materials or emits radiation during operation are required to obtain a radiation worker permit from the competent healthcare administrative authorities for each medical technician who operates such equipment.

Regulation of Military Hospitals

The procurement, installation and operation of large medical equipment by medical institutions of the PLA is regulated by the healthcare administrative authority of the general logistics department of the PLA with reference to the Rules on Procurement and Use of Large Medical Equipment. The general logistic department of the PLA issues a large equipment application permit to those military hospitals approved for procurement. The procurement planning records and annual reviews are provided to the NHC for its records.

Restrictions on Cooperation Agreements

Since the effectiveness in September 2000 of the Implementation Opinions on the Management by Classification of Urban Medical Institutions by the NHC, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, non-profit medical institutions other than military hospitals have been prohibited from entering into new cooperation agreements or continuing to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Management by Classification of Urban Medical Institutions issued on July 20, 2001 by the NHC, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, a non-profit medical institution that lacks sufficient funds to purchase medical equipment outright may enter into a leasing agreement pursuant to which the medical institution leases medical equipment at market rates. In response to this regulatory change, we have replaced the majority of our cooperation agreements with non-profit civilian hospitals with leasing and management agreements.

Regulation of Proton Treatment Centers

Pursuant to the Administrative Measures on Clinical Application of Medical Technology, effective as of May 1, 2009, medical institutions must apply to the NHC for approval before utilizing certain medical technologies. On November 13, 2009, the NHC issued the Trial Administrative Rules on Proton and Heavy Ion Radiotherapy Technologies, which provide the guidelines for government authorities to review and approve applications of medical institutions for clinical use of proton and heavy ion radiotherapy technologies. Furthermore, these rules set out the minimum requirements for medical institutions and their medical staff to provide proton and heavy ion radiotherapy. Such requirements include, among other things, that medical institutions that are eligible for providing proton and heavy ion radiotherapy must (i) be 3A hospitals, (ii) have a radiotherapy department with 10 or more years of radiotherapy experience and 30 or more inpatient beds, (iii) have a diagnostic imaging department with five or more years of diagnostic imaging experience and equipped with diagnostic imaging equipment such as MRI, CT and PET-CT, and (iv) have at least two staff doctors possessing technical competence in the clinical application of proton and heavy ion radiotherapy technologies. Our Beijing Proton Medical Center has already received preliminary approval from the NHC prior to the promulgation of these new rules. These rules will apply to any proton or heavy ion radiotherapy treatment centers that we or our hospital partners may build and operate in the future.

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

The Notice Concerning the Doctors to Practice in Different Locations, which is issued by the NHC on September 11, 2009, sets forth the basic principles for doctors to practice in different medical institutions. Pursuant to the notice doctors are allowed to be employed by more than two medical institutions subject to the approval of the NHC. However the implementation details are currently unclear. On January 1, 2010, the Trial Management Measures Concerning the Doctors to Practice in Different Locations issued by Guangdong provincial branches of the NHC became effective. The measures provide that doctors, who meet the requirements set forth therein, may apply to practice in different medical institutions. The measures are currently effective for a trial period of three years.

Pricing of Medical Services

Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the NHC on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at nonprofit medical institutions and military hospitals are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions and military hospitals. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the NHC and the Ministry of Health and the Ministry of Human Resources and Social Security (the “MHRSS”), the Chinese government is also aiming to reduce treatment fees for large medical equipment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may suffer from reductions in treatment and examination fees set by the Chinese government.”

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

The table below summarizes certain key aspects of these three medical insurance programs:

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program
Launch Time	1998	2007	2003
Participants	Urban employees	Urban non-employees	Rural residents
Participation	Mandatory	Voluntary	Voluntary
Number of People covered in 2010	Approximately 237 million (36% of China’s urban population)	Approximately 195 million (29% of China’s urban population)	Approximately 815 million (96% of China’s rural population)
Total reimbursement amount	RMB180 billion in 2009	N/A	RMB66.2 billion in 2010
Funding	Employers and employees: • employer contributes approximately 6% of each employee’s total salary; and	Households and the government: • monthly premium are paid by each household; and	Individuals and the government: • individual pays no less than RMB20.0 per year and local government subsidizes no less than RMB40.0 per person annually; and
	• employee contributes approximately 2% of such employee’s total salary.	• Government subsidies no less than RMB80.0 per person annually and RMB40.0 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.	• government subsidizes RMB40.0 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.
General Reimbursement Policy	Reimbursement comes from two sources—individual’s reimbursement account and the social medical expense pool:	There is no specific requirement or guidance from the central government. Reimbursement policy is separately determined by local governments.	The central government suggests that, beginning in the second half of 2009, the reimbursement cap for all regions should be no less than six times the average annual per capita net income of rural residents in the region.
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

Currently, several of our beneficial owners who are residents in the PRC and are or may be subject to the requirements of making registration with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we cannot assure you that all of our beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC foreign exchange rules may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy, business and prospects.”

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle, formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interests in our PRC subsidiaries is not subject to the M&A Rule due to the fact that Shanghai Medstar and Aohua Technology were already foreign-invested enterprises before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

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

Regulations in Singapore

Singapore’s healthcare system is regulated by the NHC of Singapore and its statutory boards (the “MOH of Singapore”). All healthcare facilities such as hospitals, medical centers, community health centers, nursing homes, clinics (including dental clinics) and clinical laboratories (including x-ray laboratories) are required to apply for licenses under The Private Hospitals and Medical Clinics Act (Chapter 248) and the regulations made thereunder (the “PHMC Act/Regulations”). All healthcare facilities are also required to maintain a good standard of medical/clinical services under the PHMC Act/Regulations.

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

Registration of Medical Practitioner

The Singapore Medical Council, a statutory board under the MOH of Singapore, maintains the Register of Medical Practitioners in Singapore, administers the compulsory continuing medical education (generally known as CME) program and also governs and regulates the professional conduct and ethics of registered medical practitioners. Pursuant to the Medical Registration Act (Chapter 174) which was issued in 1997 and revised in 2014, no person shall practice as a medical practitioner or do any act as a medical practitioner unless he is registered under this act and has a valid practicing certificate.

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

Requirements of Drugs, etc.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report.

Group Structure

Outside PRC mainland
PRC mainland
Concord Medical Services Holdings Ltd. (Cayman)
100%
Ascendium Group Ltd. (BVI)
ZR Concord Healthcare Investment Fund SP (Cayman Islands)
25%
Cyber Medical Network Ltd. (HK)
Concord Medical Services (International) Pte. Ltd. (Singapore)
US Proton Therapy Holdings Limited (BVI)
Concord Healthcare (Singapore) Pte. Ltd. (Singapore)
US Proton Therapy Holdings Limited (Delaware)
Concord Hospital Management Group Ltd.(HK)
King Cheers Holdings Ltd.(HK)
Global Medical Imaging (Hong Kong) Ltd. (HK)
Concord Medical Investment Management Ltd. (BVI)
China Medical Services Holdings Ltd(HK)
CCM(HONG KONG)Medical Investments Ltd. (HK)
Our Medical Services Ltd. (BVI)
85.71%
Medstar Overseas Ltd. (BVI)
Beijing Concord Medical Technology Co., Ltd.
Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP)
Medstar (Shanghai) Leasing Co., Ltd.
Wuxi Concord Medical Development Ltd.
Taizhou Concord Leasing Co., Ltd.
8.62%
91.38%
Shanghai Taifeng Medical Technology Ltd.
Beijing Proton Medical Center Co., Ltd.
Beijing Century Friendship Science & Technology Development Co., Ltd.
Tianjin Concord Medical Technology Limited
55%
21.69%
78.31%
5%
95%
Shenzhen Aohua Medical Technology Development Co.,Ltd.
Guangzhou Jinkangshenyou Investment Co., Ltd.
38.55%
5.36%
0.9%
15.19%
Beijing Meizhong Jiahe Hospital Management Co., Ltd.
Beijing Yundu Internet Technology Co., Ltd
Shenzhen Concord Medical Investment Limited
84.5%
0.5%
31.64%
3.56%
54.8%
Shanghai Meizhong jiahe Cancer Center Co., Ltd.
Datong Meizhong jiahe Cancer Center
Shanghai Concord Cancer Center Co., Ltd.
80%
Guangzhou Concord Cancer Center Co., Ltd.
15%

D.	Property, Plant and Equipment

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,930 square meters, pursuant to lease agreements entered into in January 2012.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,930	May 2021	Office space
Beijing	29	June 2019	Office space
Beijing	253	January 2021	Office space
Shanghai	30	October 2020	Office space
Shenzhen	242	December 2024	Office space
Tianjin	10	March 2022	Office space
Guangzhou	284	July 2019	Office space
Guangzhou	586	October 2020	Office space

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

The following table sets forth the details of our leased and self-owned properties for hospital and medical center use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(4)(5)
Singapore	2,544	31	Concord International Hospital	Owned	Acquired in 2015
Shanghai(1)	158,769	400	Shanghai Concord Cancer Center	Owned	Held for future development
Guangzhou(2)	40,000	400	Guangzhou Concord Cancer Center	Owned	Held for future development
Wuxi(3)	8,743	200	Wuxi Meizhong Jiahe Cancer Center	Owned	Held for future development
Datong	5,983	100	Datong Meizhong Jiahe Cancer Center	Leased (Expire in September 2034)	In operation
Shanghai	2,500	0	Shanghai Meizhong Jiahe Cancer Center	Leased (Expire in September 2026)	In operation
Shanghai	10,986	0	Shanghai Meizhong Jiahe Medical Imaging Diagnosis Center	Leased (Expire in September 2036)	Under construction

_______________________

(1)	In July 2015, we entered into the land grant contract for one land parcel in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Concord Cancer Center.

(2)	In August 2012, we entered into the land grant contract for one land parcel in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our planned Guangzhou Concord Cancer Center.

(3)	In January 2016, we entered into the land grant contract for one land parcel in Wuxi, Jiangsu Province with an aggregate site area of 8,743 square meters for our planned specialty cancer hospital project in Wuxi.

(4)	See “Item 4. Information on the Company—B. Business Overview—Our Network of Centers,” “Item 4. Information on the Company—B. Business Overview—Our Premium Cancer Hospitals” and “Item 4. Information on the Company—B. Business Overview—Our Proton Centers” for more details of each our hospital projects.

(5)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following primary medical equipment as of December 31, 2018, which are located in the various centers across our network:

Number of primary medical equipment owned(1):
Linear accelerators	6
Head gamma knife systems	3
Body gamma knife systems	3
PET-CT scanners	0
MRI scanners	9
Others(2)	2
Total	23

_______________________

(1)	Excluding data from eight centers under service-only agreements as of December 31, 2018.

(2)	Included a neutron knife therapy system and a surgical robot.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. We have established most of the cooperative centers in our network through long-term lease and management services arrangements with hospitals typically ranging from 5 to 20 years. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each cooperative center jointly with our hospital partners and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

In January 2016, we acquired a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, for a total consideration of RMB100.6 million. After the completion of this acquisition, we held a total of 80% of the equity interests in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers and the results of operations of Beijing Century Friendship and Beijing Proton Medical Center were consolidated into our results of operation commencing in the first quarter of 2016. In April 2017, more investments were injected to Beijing Century Friendship and Beijing Proton Medical Center. Upon the capital injection, our equity interest in Beijing Century Friendship decreased from 100% to 42.1% and our total equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%. As a result, we lost the control in Beijing Century Friendship and Beijing Proton Medical Center in April 2017 and accounted for it as a deemed disposal and recognized a gain. Beijing Century Friendship and Beijing Proton Medical Center were not our consolidated subsidiaries commencing in the third quarter of 2017. During 2018, we, through our majority-owned subsidiary, acquired all the equity interests in Beijing Century Friendship which held a 55% equity interest in Beijing Proton Medical Center. See “Item 4. Information on the Company—History and Development of the Company.” As a result, as of December 31, 2018, our effective equity interest in Beijing Century Friendship was 60% and our total effective equity interest in Beijing Proton Medical Center was 58% (through Beijing Century Friendship and King Cheers). In October 2018, we obtained the control of Beijing Century Friendship and Beijing Proton Medical Center. The results of operations of Beijing Century Friendship and Beijing Proton Medical Center were therefore consolidated into our results of operation commencing in the fourth quarter of 2018.

During 2018, Guofu Huimei was undergoing certain restructuring. Upon the completion, we became a holder of 90% equity interest in Shanghai Meizhong Jiahe Cancer Center. As of December 31, 2018, our effective equity interest in Shanghai Meizhong Jiahe Cancer Center was 55.42%. See “Item 4. Information on the Company—History and Development of the Company.” In October 2018, we obtained the control of Shanghai Meizhong Jiahe Cancer Center. The results of operations of Shanghai Meizhong Jiahe Cancer Center was consolidated into our results of operation commencing in the fourth quarter of 2018.

In 2016, we and ZR Guofu established an offshore fund, SP, and an onshore fund, Guofu Huimei, for the purpose of investments in our hospital business. See “Item 4. Information on the Company—A. History and Development of the Company.” The offshore fund SP was determined as a variable interest entity as the cash injection from ZR Guofu was not equity at risk. The 75% equity interest in SP held by the ZR Guofu was contractually required to be repurchased by us at the end of four years from the establishment of SP in November 2016 at a consideration equivalent to the investment cost of RMB521.4 million. ZR Guofu was also entitled to an annual premium at 15% for its capital contribution of RMB521.4 million in SP in the form of interest expense and consultation expense. In addition, our shares in Beijing Century Friendship, certain construction in progress and certain prepaid land lease payments have been pledged to secure our obligation to repurchase capital contribution from ZR Guofu. As we maintained the power to direct the activities that most significantly affect SP’s economic performances through agreed terms of supplemental contracts and absorbed the expected losses of SP, we were the primary beneficiary of SP and consolidated SP and its subsidiaries in 2016. As of December 31, 2017, we held a 26.07% equity interest in Guofu Huimei. The onshore fund Guofu Huimei was not a variable interest entity, we did not control but we could exercise significant influence over Guofu Huimei and thus we recorded Guifu Huimei as an investment under equity method. In 2018, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei and we became the sole shareholder of Guofu Huimei. We accounted for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship and Beijing Proton Medical Center on October 8, 2018. As a result, as of December 31, 2018, we held a 100% equity interest in Guofu Huimei and Guofu Huimei was consolidated into our results of operation commencing in the fourth quarter of 2018. In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees and were accounted for as investments under equity method in 2018.

Our business has dropped in recent years due to termination of some cooperative centers. Revenues from our network business decreased to RMB138.1 million (US$20.1 million) in 2018 from RMB299.3 million in 2017 and RMB443.5 million in 2016, primarily due to termination of centers and reduction in profit sharing amount attributable to the change in profit sharing ratio for centers that are at the later stage of cooperative agreements. However, revenues from our hospital business increased to RMB52.8 million (US$7.7 million) in 2018 from RMB31.7 million in 2017 and RMB11.5 million in 2016, primarily due to increases in revenues generated from Concord International Hospital in Singapore and Datong Meizhong Jiahe Cancer Center in PRC upon the normal operation, and the consolidation of Shanghai Meizhong Jiahe Cancer Centers Co., Ltd. in the fourth quarter of 2018.

Since January 1, 2018, we changed our method of accounting for revenue from contracts with customers, our method of accounting the recognition of the income tax consequence of intra-entity transfer of assets, the presentation of the cash flows and our method of accounting for certain long-term investments in the year ended December 31, 2018. We adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to our consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018. We adopted ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, on January 1, 2018 using the modified retrospective adoption method. The adoption of this accounting standard resulted in an adjustment to beginning accumulated deficit for deferred tax liability and beginning accumulated deficit. This deferred tax liability is entirely offset and therefore resulted in a change to beginning accumulated deficit. The cumulative effect of changes made to our consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016-16 was RMB5.6 million (US$0.8 million). We also adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. Net increase (decrease) in cash in 2016 and 2017 was adjusted. The impact of adopting this new standard was not material to our consolidated financial statements. Furthermore, we adopted ASC Topic 321, Investments-Equity Securities, (“ASC 321”) and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. See “—Critical Accounting Policies—Long-term Investments.” The impact of adopting this new standard was not material to our consolidated financial statements.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China and in the regions in which we have operations. According to the latest global cancer data issued on September 18, 2018 and WHO World Cancer Report 2018, both issued by WHO, the burden of cancer rose to 18.1 million new cases and 9.6 million cancer death in 2018 globally and there were 3.8 million new cancer cases and 2.3 million cancer-caused deaths in China. Moreover, according to the China Health Statistics Yearbook 2018, cancer is still one of the leading causes of death (26.1% of total death) in China. According to the latest Chinese Cancer Report issued by the Chinese National Cancer Institute in January 2019, the burden of cancer showed a continuous upward trend in China in recent 10 years, the incidence of cancer increased by about 3.9% from 2005 to 2015 and the mortality increased by 2.5% annually from 2005 to 2015.

Based on a survey conducted by the NHC, the increase in cancer cases is primarily attributable to demographic changes and urbanization. With the continued increase in disposable income, government healthcare spending and medical insurance coverage, there has been a considerable increase in demand for cancer diagnosis and treatments and we have been able to grow our business significantly by providing high quality radiotherapy and diagnostic imaging services in China to address these needs. In addition, public hospitals generally lack the financial resources to purchase, or the expertise to operate, radiotherapy and diagnostic imaging centers. Such factors combined have contributed favorably to the growth of our business.

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

Our Ability to Expand Our Network of Centers and Our Hospitals in and out of China

As of December 31, 2018, our network consisted of 31 cooperative centers based in 21 hospitals, spanning over 21 cities across 14 provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing specialty cancer hospitals in our network as well as proton centers and premium cancer hospitals in China.

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

We closed 7 cooperative centers, 14 cooperative centers and 13 cooperative centers in 2016, 2017 and 2018, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward. Our first specialty cancer hospital, Datong Meizhong Jiahe Cancer Center, opened preliminarily in May 2016 and officially opened for operation in May 2017.

Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord International Hospital in Singapore, which we acquired in April 2015 from Fortis Healthcare International, and two planned hospitals in China, Shanghai Concord Cancer Center and Guangzhou Concord Cancer Center. We commenced construction of Shanghai Concord Cancer Center in September 2017, with an estimated construction period of three years. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, with an estimated construction period of two years.

We are in the process of establishing Beijing Proton Medical Center. The construction commenced in June 2017, with an estimated construction period of two years. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional 7.04% of the equity interests in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the operation of future proton centers in China. Although MD Anderson Proton Therapy Center sold its assets and liabilities in November 2018, we retained the partnership shares of 59.51% in PTC-Houston Management, LP., the general partner of the center.

The Number of Patient Cases Treated in Our Network and Our Hospitals

Increasing the number of patient cases diagnosed and treated at our existing centers and hospital is important for the growth of our business. The number of patient cases is primarily driven by reputation of the doctors, centers and hospitals. Doctors decide whether to refer patients to centers in our network and our hospitals based on factors such as the reputation of the center and hospital, the location of the center and hospital and the reputation of the doctors who provide services in the center and hospital. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network and our hospital.

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

However, the numbers of our treatment and diagnostic patient cases in our network decreased from 16,300 and 217,991, respectively, in 2017, to 11,111 and 147,158, respectively, in 2018, primarily due to the reduction of our network centers. However, our treatment and diagnostic patient cases in Datong Meizhong Jiahe Cancer Center in PRC, Concord International Hospital in Singapore and Shanghai Meizhong Jiahe Cancer Center in PRC increased to 1,101, 1,127 and 1,617, respectively, in 2017, to 3,221, 2,550 and 3,070, respectively, in 2018.

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

The Range and Mix of Services Provided in Our Network and Our Hospitals

The medical service fees charged for the services provided in our network of centers and our hospitals vary by the type of medical equipment used as well as the provinces or regions in China and Singapore in which such centers and hospitals are located due to the varying applicable price ceilings. Medical service fees in China are subject to government controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may suffer from reductions in treatment and examination fees set by the Chinese government” and “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations in China—Regulation of Medical Institutions—Pricing of Medical Services.”

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

For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB12,000 to RMB16,000 per patient case, with each treatment lasting one session for approximately 30 to 90 minutes, medical service fees for treatments provided through body gamma knife systems typically range from approximately RMB20,000 to RMB30,000 per patient case, with each treatment lasting three to six sessions and 30 to 60 minutes each, and medical service fees for treatments provided through linear accelerators typically range from approximately RMB5,000 to RMB60,000 per patient case, with each treatment lasting from 30 to 40 sessions and 10 to 20 minutes each.

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

Financial Impact of Our Acquisitions and Disposals

The consideration we paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized. During 2018, we acquired more equity interests in Beijing Century Friendship, Beijing Proton Medical Center, Shanghai Meizhong Jiahe Cancer Center and Guofu Huimei and ZR Guofu and Guofu Huimei reached an agreement according to which ZR Guofu withdrew its original investments in Guofu Huimei. See “Item 4. Information on the Company—History and Development of the Company.” Upon the completion, we held a 100% equity interest in Beijing Century Friendship, a 80% equity interest in Beijing Proton Medical Center, a 90% equity interest in Shanghai Meizhong Jiahe Cancer Center and a 100% equity interest in Guofu Huimei through our wholly-owned or majority-owned subsidiaries. We account for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Meizhong Jiahe Cancer Center on October 8, 2018. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805. As of December 31, 2018, our effective equity interest in Beijing Century Friendship was 60%, our total effective equity interest in Beijing Proton Medical Center was 58% (through Beijing Century Friendship and King Cheers), our effective equity interest in Shanghai Meizhong Jiahe Cancer Center was 55.42% and our effective equity interest in Guofu Huimei was 100%.

Beijing Century Friendship and Beijing Proton Medical Center

In January 2016, we acquired a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, for a total consideration of RMB100.6 million. As a result, we held a total of 80% of the equity interests in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers Center and the results of operations of Beijing Century Friendship and Beijing Proton Medical Center were consolidated into our results of operation commencing in the first quarter of 2016.

In April 2017, more investments were injected to Beijing Century Friendship and Beijing Proton Medical Center. See “Item 4. Information on the Company—History and Development of the Company.” Upon the capital injection, our equity interest in Beijing Century Friendship decreased from 100% to 42.1% and our total equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%. As a result, we lost the control in Beijing Century Friendship and Beijing Proton Medical Center in April 2017 and accounted for it as a deemed disposal and recognized a gain. The gain was measured as the difference between the fair value of the retained non-controlling interest at the date of deconsolidation and the carrying amount of the former subsidiaries’ net assets. The direct interest held in Beijing Century Friendship and Beijing Proton Medical Center by us was accounted for as equity method investment. Beijing Century Friendship and Beijing Proton were not our consolidated subsidiaries commencing in the third quarter of 2017.

During 2018, we, through our majority-owned subsidiary, acquired all the equity interests in Beijing Century Friendship (and therefore, a 80% equity interest in Beijing Proton Medical Center). As a result, as of December 31, 2018, our effective equity interest in Beijing Century Friendship was 60% and our total effective equity interest in Beijing Proton Medical Center was 58% (through Beijing Century Friendship and King Cheers). In addition, in October 2018, we obtained the control of Beijing Century Friendship and Beijing Proton Medical Center. The results of operations of Beijing Century Friendship and Beijing Proton Medical Center were therefore consolidated into our results of operation commencing in the fourth quarter of 2018.

Shanghai Meizhong Jiahe Cancer Center

As of December 31, 2017, our total effective equity interest in Guofu Huimei was 35.20%. During 2018, Guofu Huimei was undergoing certain restructuring. Upon the completion, we became a holder of 90% equity interest in Shanghai Meizhong Jiahe Cancer Center. As of December 31, 2018, our effective equity interest in Shanghai Meizhong Jiahe Cancer Center was 55.42%. See “Item 4. Information on the Company—History and Development of the Company.” In addition, in October 2018, we obtained the control of Shanghai Meizhong Jiahe Cancer Center. The results of operations of Shanghai Meizhong Jiahe Cancer Center were consolidated into our results of operation commencing in the fourth quarter of 2018.

Guofu Huimei

As of December 31, 2017, our total effective equity interest in Guofu Huimei was 26.07%. Guofu Huimei was not a variable interest entity, we did not control Guofu Huimei but we could exercise significant influence over Guofu Huimei and thus we recorded Guifu Huimei as an investment under equity method. In 2018, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei and we became the sole shareholder of Guofu Huimei. We obtained control of Guofu Huimei in October 2018. As a result, as of December 31, 2018, we held a 100% equity interest in Guofu Huimei and Guofu Huimei was consolidated into our results of operations commencing in fourth quarter of 2018. In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees and were accounted for as investments under equity method.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Net Revenues
Network business	443,529	97.4	299,321	90.4	138,070	20,081	72.3
Hospital business	11,513	2.6	31,656	9.6	52,828	7,684	27.7
Total net revenues	455,042	100.0	330,977	100.0	190,898	27,765	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
PRC	443,601	97.5	302,304	91.3	149,548	21,751	78.3
Singapore	11,441	2.5	28,673	8.7	41,350	6,014	21.7
Total net revenues	455,042	100.0	330,977	100.0	190,898	27,765	100.0

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

We also provide management services to a limited number of cooperative centers through service-only agreements under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2018, we managed eight centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB0.06 million, RMB1.3 million and RMB3.6 million (US$0.5 million) as of December 31, 2016, 2017 and 2018, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2016, 2017 and 2018, net revenue derived from our top five hospital partners amounted to approximately 27.7%, 32.7% and 35.0%, respectively, of our total net revenues. Our largest hospital partner accounted for 9.9%, 12.5% and 9.7% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of Centers	Aggregate Revenues in 2018		% of Total Net Revenues
		RMB in thousands	US$ in thousands
2019	1	658	96	0.35
2020	3	3,215	468	1.70
2021	11	25,172	3,661	13.30
2022	4	10,471	1,523	5.53
2023	5	20,750	3,018	10.96
Total	24	60,267	8,765	31.84

Hospital Business

Revenues generated from our hospital business consists of medicine income and medical service income generated from our self-owned hospitals. Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospitals.

Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. In 2018, we derived all of our revenues from hospital business from the operation of Concord International Hospital in Singapore, Datong Meizhong Jiahe Cancer Center and Shanghai Meizhong Jiahe Cancer Center.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2016		2017		2018
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues	286,543	63.0	232,979	70.4	171,136	24,891	89.6
Gross profit	168,499	37.0	97,998	29.6	19,762	2,874	10.4
Operating expenses:
Selling expenses(1)	70,093	15.4	43,608	13.2	21,718	3,159	11.4
General and administrative expenses(1)	205,908	45.3	237,646	71.8	291,854	42,448	152.9
Impairment of long-lived assets	61,124	13.4	28,600	8.6	5,433	790	2.8
Total operating expenses	337,125	74.1	309,854	93.6	319,005	46,397	167.1

_______________________

(1)	Our selling expenses included share-based compensation of RMB0.8 million, RMB1.5 million and RMB2.0 million (US$0.3 million) in 2016, 2017 and 2018, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. Our general and administrative expenses included share-based compensation of RMB7.6 million, RMB10.1 million and RMB9.2 million (US$1.3 million) in 2016, 2017 and 2018, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. We did not grant any share options under our 2008 share incentive plan in 2012, 2013, 2015 and 2016. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for details of the grants under our share incentive plans.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses decreased from 2016 to 2017 and from 2017 to 2018 due to the termination of cooperative centers. We expect our selling expenses to continue to decrease in absolute amount in the future, in line with the termination of cooperative centers. Our selling expenses include share-based compensation of RMB0.8 million in 2016, RMB1.5 million in 2017 and RMB2.0 million (US$0.3 million) in 2018.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of RMB7.6 million in 2016, RMB10.1 million in 2017 and RMB9.2 million (US$1.3 million) in 2018. See “—Share-based Compensation.”

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

Impairment of Long-lived Assets. Our impairment of long-lived assets was RMB61.1 million, RMB28.6 million and RMB5.4 million (US$0.8 million) for the years ended December 31, 2016, 2017 and 2018 respectively.

Share-based Compensation

On October 16, 2008, our board of directors adopted the 2008 share incentive plan. The plan provided for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders initially authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. On November 26, 2011, our board of directors and the shareholders authorized the issuance of additional 5,101,968 ordinary shares under the 2008 share incentive plan. On May 29, 2015, our board of directors and the shareholders authorized the issuance of additional 4,940,550 ordinary shares under the 2008 share incentive plan.

On November 27, 2009 and September 30, 2011, we granted options to purchase a total of 4,765,800 ordinary shares at exercise prices of US$3.67 and US$2.17 per share, respectively, under our 2008 share incentive plan to our directors and employees. On February 18, 2014, we granted options to purchase 3,479,604 shares at an exercise price of US$2.04 per share that have a contractual life of eight years and vest over four equal installments on the first, second, third and fourth anniversary of the grant date. We also granted 1,370,250 restricted shares, 21,132 restricted shares and 69,564 restricted shares on February 18, 2014, July 1, 2014 and August 1, 2014, respectively, to certain directors, officers and employees. On August 7, 2017, August 8, 2017 and September 13, 2017, we granted 1,453,950 restricted shares, 3,319,200 restricted shares and 45,000 restricted shares, respectively, to certain directors, officers and employees. On October 2, 2018, we granted 5,992,605 restricted shares to certain directors, officers and employees. The restricted shares vest over four equal installments on the first, second, third, and fourth anniversary of the grant date.

We recognize the compensation expense on a straight-line basis over the requisite service period for the entire award. With respect to share options, we calculated the estimated grant date fair value of the share options granted on the date of grant, using a Binomial Tree Model. The risk-free rate was based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The dividend yield was estimated based on the average of our historical dividend yields. The volatility assumption was estimated based on the historical price volatility of ordinary shares of comparable companies in the health care industry. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the our shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

We recorded share-based compensation expenses of approximately RMB8.4 million in 2016, RMB11.6 million in 2017 and RMB11.2 million (US$1.6 million) in 2018. The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the terminate date are still subject to the 2008 share incentive plan.

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

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the State of Delaware, the United States in 2011. The entity is subject to U.S. federal and state income tax (graduated income tax rate up to 35% in 2016 and 2017 and 21% in 2018) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas and as such, it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton Therapy Holdings Limited (Delaware) was nil, nil and RMB2.9 million (US$0.4 million) for the years ended December 31, 2016, 2017, and 2018.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2016, 2017 and 2018. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. In April 2015, we acquired Concord International Hospital, which has remained in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2016, 2017 and 2018. In addition, upon payments of dividends by China Medstar and Concord International Hospital to its shareholder, no Singapore withholding tax will be imposed.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosures of contingent assets and liabilities at the balance sheet dates, and (iii) the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

On January 1, 2018, we adopted ASU No. 2014-09, Revenue from Contracts with Customers, (ASC 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements or elements of an arrangement within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

We are a principal and record revenue on a gross basis when we are primarily responsible for fulfilling the service, have discretion in establish pricing and control the promised service before transferring that service to customers. Otherwise, we record revenue at the net amounts as commissions.

We are subject to sales taxes such as business tax, value-added tax and goods and service tax on the revenue. We have recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2016, 2017 and 2018 were approximately RMB5.9 million, RMB2.4 million and nil, respectively. If revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands)
Network revenue:
Operating lease income(1)	365,459	232,015	71,864	10,452
Management services and technical services	49,079	46,143	50,291	7,315
Direct financing lease income(1)	14,100	7,554	4,859	707
Brand royalty fees	9,435	6,604	5,189	754
Consumables sales	5,456	7,005	5,867	853
	443,529	299,321	138,070	20,081
Hospital revenue:
Medicine income and medical service	11,513	31,656	52,828	7,684
	11,513	31,656	52,828	7,684
Total revenues	455,042	330,977	190,898	27,765

(1) Operating lease income and direct financing lease income were recognized under ASC 840.

Network Revenue

Lease and Management Services

Lease and management service arrangements typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospitals, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients.

The term of our leases and management service arrangements with independent hospitals ranged from 5 to 20 years. Pursuant to these arrangements, we receive a portion of the hospital’s profits from delivering the diagnostic imaging and/or radiation oncology services to patients, based on profit sharing formula predetermined in the contracts.

Pursuant to ASC 840, Leases (“ASC 840”), we determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangements also contain a non-lease deliverable being the management service. We allocate the total arrangement consideration between the lease element (including related executory costs) and non-lease elements on a relative standalone selling price basis. We apply the measurement and recognition principles under ASC 840 for the lease component and the measurement and recognition principles under ASC 606 to the non-lease components.

Our variable rent payments are fully constrained at inception of the contract. Variable fees are included in the arrangement transaction price when significant reversal is not expected to occur, which is the time when the hospital calculates the profit sharing under the arrangement and agreed upon by both parties. We then allocate the consideration between lease and non-lease components and recognize revenue upon receipt of the monthly revenue settlement statements.

Management Services and Technical Services

We provide stand-alone management and technical services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment.

The fees for management and technical services are calculated based on a predetermined percentage of monthly revenue generated by the hospital unit or in limited instances on a fixed monthly fee. Variable fees are fully constrained at contract inception due to the uncertainty of the hospital units’ monthly revenue. Variable fees are included in the transaction price when a significant reversal of revenue recognized is not expected to occur, typically upon receipt of the monthly revenue statement from hospitals. Fixed monthly fees are recognized ratably over the service term

Direct Financing Lease Income

We purchase hospital equipment from third party equipment manufacturers which is installed at various hospitals throughout the PRC.  The hospitals utilize the hospital equipment radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients.  These lease arrangements include either title transfer upon maturity of the lease term or bargain purchase option held by the hospital. We receive fixed monthly rental payments from the hospital, which on a discounted basis does not give rise to any dealer profit.

Consumables Sales

Consumable sales represented the sales of supplies to certain hospitals in the PRC. We act primarily as a reseller, and do not have pricing authority or have title to the inventory prior to delivery to the hospital. We are an agent and record revenue related to consumables sales on a net basis when the equipment is delivered to the customer and the sales price is determinable.

Brand royalty fees

Brand royalty fees represented the right to use the brand of Meizhong Jiahe by several newly set-up specialty cancer hospitals since the year of 2016, on a fixed annual fee. Fixed annum fees are recognized ratably over the service term.

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

Medical service income includes revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests. Medical service income also includes revenue generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. We are a principal as we are primarily responsible for providing medical services to the income, control the promised services before transferring to patients, and have pricing discretion. We generally record hospital revenue on a gross basis.

In limited instances, the patient services are provided by visiting consultants, who are not considered our employees. As the visiting consultants have the discretion to take their patients to other hospital for the required treatment and set their own consultation fee charged to patients, we are an agent in such arrangement. We collect fees on behalf of the visiting consultants and record revenue at the net amounts as commissions.

Cost of Revenues

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

Hospital costs mainly include medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, rental fees of hospital buildings, utilities and other related costs incurred in the normal business of a hospital.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2018:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Network Business
Accounts receivable	46,092	17,774	15,432	4,119	83,417
Allowance for doubtful accounts	—	(220)	(923)	(2,240)	(3,383)
Accounts receivable, net	46,092	17,554	14,509	1,879	80,034
Hospital Business
Accounts receivable	6,761	215	47	13	7,036
Allowance for doubtful accounts	(28)	(162)	(12)	—	(202)
Accounts receivable, net	6,733	53	35	13	6,834

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

Long-term Investments

Our long-term investments consist of equity investments without readily determinable fair value and equity method investments.

Prior to adopting ASC 321, Investments-Equity Securities, on January 1, 2018, we carried at cost our investments in investees that did not have readily determinable fair value and over which we did not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments, (“ASC 325-20”). We only adjusted the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed our share of earnings since our investment. Our management regularly evaluated the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation included, but was not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss was recognized in earnings equal to the excess of the investment’s cost over our fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of the investment.

We have adopted ASC 321 since January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we have elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Pursuant to ASC 321, for equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in equity investees represent investments in entities in which we can exercise significant influence but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall, (“ASC 323-10”). We apply the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which we hold a three percent or greater interest. Under the equity method, we initially record our investment at cost and prospectively recognize our proportionate share of each equity investee’s net profit or loss into our consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

As of December 31, 2017 and 2018, we recorded long-term investments of RMB754.3 million and RMB388.4 million (US$56.5 million), respectively.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2017 and 2018, we had three reporting units, consisting of network business, overseas hospital business and domestic hospital business. Goodwill that has arisen as a result of the acquisitions of subsidiaries during the year was assigned to hospital business reporting unit.

Intangible Assets, Net

Intangible assets relate to medical business qualification and permission for medical equipment operation, customer relationships and operating leases that are not considered to have indefinite useful lives. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. These intangible assets are amortized on a straight line basis over the economic life.

The operating license relates to the medical business qualification and permission for medical equipment operation. The favorable leases relate to favorable lease terms as lessee based on market conditions that existed on the date of acquisition and are amortized over the remaining term of the leases.

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

Share-based Compensation

Share-based awards and restricted shares granted to employees are accounted for under ASC718, Compensation-Stock Compensation (“ASC 718”).

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

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Forfeitures were accounted as they occur. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

We adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”), and elected to account for forfeitures as they occur.

Business Combination and Non-controlling Interests

We account for business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. ASC 805 requires us to recognize separately from goodwill the assets acquired, the liabilities assumed and the non-controlling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the non-controlling interest.

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

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

For our non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to us. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within our control, the non-controlling interest is classified as mezzanine equity. We accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. When the noncontrolling interest is mandatory redeemable on a fixed or determinable date, the noncontrolling interest is classified as liabilities.

If a transaction does not meet the definition of a business, the transaction is recorded as an asset acquisition. Accordingly, the identifiable assets acquired and liabilities assumed are measured at the fair value of the consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. Any contingent consideration payable that is dependent on the purchaser’s future activity is not included in the consideration paid until the activity requiring the payment is performed. Any resulting future amounts payable are recognized in profit or loss when incurred. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. We adopted ASU 2017-01 on January 1, 2018, there is no significant impact on our consolidated financial statements.

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

On January 1, 2018, we adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs using the modified retrospective adoption method. In 2015, Aohua Technology transferred 100% equity of Tianjin Concord Medical to Shanghai Medstar, resulting in a deferred tax liability of RMB5.6 million (US$0.8 million). Upon the adoption of ASU 2016-16, the deferred tax liability was reversed through an opening adjustment to accumulative deficit as of January 1, 2018. The cumulative effect of changes made to our consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016-16 was as follows:

	Balance at December 31, 2017	Adjustments Due to ASU 2016-16	Balance at January 1, 2018
	RMB	RMB	RMB
Liabilities:
Deferred tax liabilities	73,577	(5,632)	67,945
Equity:
Accumulated deficit	(879,393)	5,632	(873,761)

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), our chief operating decision maker (“CODM”) has been identified as the chief executive officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2016, 2017 and 2018, our CODM evaluates segment performance based on the measures of revenues, costs of sales and gross profit (loss) by the network and hospital segments. For the years ended December 31, 2016, 2017 and 2018, we had two operating and reporting segments, including our network and hospital segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of business tax, value-added tax and related surcharges	455,042	330,977	190,898	27,765
Cost of revenues	(286,543)	(232,979)	(171,136)	(24,891)
Gross profit	168,499	97,998	19,762	2,874
Operating expenses:
Selling expenses(1)	(70,093)	(43,608)	(21,718)	(3,159)
General and administrative expenses(2)	(205,908)	(237,646)	(291,854)	(42,448)
Impairment of long-lived assets	(61,124)	(28,600)	(5,433)	(790)
Operating loss	(168,626)	(211,856)	(299,243)	(43,523)
Interest expense	(89,327)	(89,959)	(46,232)	(6,724)
Foreign exchange gain, net	13,472	4,023	36,531	5,313
(Loss) gain on disposal of long-lived assets	(7,619)	(31,437)	4,711	685
Interest income	27,982	12,077	14,168	2,061
Changes in fair value of derivatives	713	—	—	—
Income (loss) from equity method investments	616	1,454	(20,747)	(3,018)
(Loss) gain on disposal of subsidiaries	—	58,913	3,341	486
Other income, net	18,191	2,890	34,206	4,975
Gain on disposal of an equity method investment	—	—	48,019	6,984
Loss before income taxes	(204,598)	(253,895)	(225,246)	(32,761)
Income tax expenses	(60,486)	(31,789)	(34,051)	(4,953)
Net loss	(265,084)	(285,684)	(259,297)	(37,714)
Net loss attributable to non-controlling interests	(3,217)	(1,364)	(24,422)	(3,552)
Net loss attributable to Concord Medical Services Holdings Limited	(261,867)	(284,320)	(234,875)	(34,162)

(1)	Our selling expenses included share-based compensation of RMB0.8 million in 2016, RMB1.5 million in 2017 and RMB2.0 million (US$0.3 million) in 2018.

(2)	Our general and administrative expenses included share-based compensation of RMB7.6 million in 2016, RMB10.1 million in 2017 and RMB9.2 million (US$1.3 million) in 2018.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Total Net Revenues. Our total net revenues decreased by 42.3% to RMB190.9 million (US$27.8 million) for the year ended December 31, 2018 from RMB331.0 million for the year ended December 31, 2017, primarily due to a decrease in our net revenues from the network business due to termination of some cooperative centers and reduction of profit sharing amount, which was partially offset by the increase in our net revenues from the hospital business.

Network Business. Our net revenues generated from our network business decreased by 53.9% to RMB138.1 million (US$20.1 million) for the year ended December 31, 2018 from RMB299.3 million for the year ended December 31, 2017, primarily due to termination of some cooperative centers and reduction of profit sharing amount attributable to the change in profit sharing ratio for cooperative centers that were at the later stage of cooperative agreements.

Hospital Business. Our net revenues generated from hospital business increased by 66.9% to RMB52.8 million (US$7.7 million) for the year ended December 31, 2018 from RMB31.7 million for the year ended December 31, 2017, primarily because Datong Meizhong Jiahe Cancer Center and Concord International Hospital in Singapore stepped into normal operation and Shanghai Meizhong Jiahe Cancer Centers Co., Ltd. was consolidated into our results of operations in the fourth quarter of 2018.

Cost of Revenues. Total cost of revenues decreased by 26.5% to RMB171.1 million (US$24.9 million) for the year ended December 31, 2018 from RMB233.0 million for the year ended December 31, 2017, primarily due to the decrease in our cost of revenues of network business due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures, which was partially offset by the increase in our cost of revenues of hospital business.

Network Business. Our cost of revenues of network business decreased by 52.4% to RMB79.3 million (US$11.5 million) for the year ended December 31, 2018 from RMB166.4 million for the year ended December 31, 2017, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Hospital Business. Our cost of revenues of hospital business increased by 38.0% to RMB91.9 million (US$13.4 million) for the year ended December 31, 2018 from RMB66.6 million for the year ended December 31, 2017, primarily due to increased costs of revenues attributable to an increase in hospital clinical staff and facilities, and the consolidation of Shanghai Meizhong Jiahe Cancer Centers Co., Ltd. in the fourth quarter of 2018.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 79.8% to RMB19.8 million (US$2.9 million) for the year ended December 31, 2018 from RMB98.0 million for the year ended December 31, 2017. Our gross margin decreased to 10.4% for the year ended December 31, 2018 from 29.6% for the year ended December 31, 2017.

Operating Expenses. Our operating expenses increased by 3.0% to RMB319.0 million (US$46.4 million) for the year ended December 31, 2018 from RMB309.9 million for the year ended December 31, 2017 primarily due to increased operating costs of hospitals.

Selling Expenses. Our selling expenses decreased by 50.2% to RMB21.7 million (US$3.2 million) for the year ended December 31, 2018 from RMB43.6 million for the year ended December 31, 2017. Selling expenses as a percentage of total net revenues decreased to 11.4% for the year ended December 31, 2018 from 13.2% for the year ended December 31, 2017. The decrease was mainly due to termination of some cooperative centers and improved cost control measures implemented in cooperative centers.

General and Administrative Expenses. General and administrative expenses increased by 22.8% to RMB291.9 million (US$42.4 million) for the year ended December 31, 2018 from RMB237.6 million for the year ended December 31, 2017. General and administrative expenses as a percentage of total net revenues increased to 152.9% for the year ended December 31, 2018 from 71.8% in 2017. The increase was mainly due to increased expenditure of MD Anderson Proton Therapy Center’s consultant service for Guangzhou Concord Cancer Center and Shanghai Concord Cancer Center and increased bad debt allowance in 2018.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB28.6 million and RMB5.4 million (US$0.8 million) for the years ended December 31, 2017 and 2018, respectively. In 2018, most terminated centers were disposed and only two centers had impairment loss in 2018.

Operating Loss. As a result of the foregoing, our operating loss was RMB299.2 million (US$43.5 million) for the year ended December 31, 2018 as compared to operating loss of RMB211.9 million for the year ended December 31, 2017.

Interest Expense. Our interest expense decreased to RMB46.2 million (US$6.7 million) for the year ended December 31, 2018 from RMB90.0 million for the year ended December 31, 2017, primarily due to capitalized interest of approximately RMB55.5 million (US$8.1 million) in 2018.

Foreign Exchange Gain, Net. Our foreign exchange gain, net increased to RMB36.5 million (US$5.3 million) for the year ended December 31, 2018 from RMB4.0 million for the year ended December 31, 2017, primarily due to increase in the value of our bank deposits denominated in U.S. dollars.

(Loss) Gain from Disposal of Long-lived Assets. We had a gain from disposal of long-lived assets of RMB4.7 million (US$0.7 million) for the year ended December 31, 2018, as compared to a loss from disposal of long-lived assets of RMB31.4 million for the year ended December 31, 2017. The change in 2018 was primarily due to termination of cooperative centers. In 2017, the long-lived assets were impaired upon termination of the cooperative centers. In 2018, we had gains upon actual disposal of those terminated cooperative centers when the proceeds exceeded the residual values of the long-lived assets after accounting for the impairment.

Interest Income. Our interest income increased to RMB14.2 million (US$2.1 million) for the year ended December 31, 2018 from RMB12.1 million for the year ended December 31, 2017. This increase was primarily due to the increased interest income from restricted cash deposit in banks.

Income (loss) from Equity Method Investments. We had loss from equity method investments of RMB20.7 million (US$3.0 million) for the year ended December 31, 2018, as compared to an income from equity method investments of RMB1.5 million for the year ended December 31, 2017. The change in 2018 was primarily due to the loss incurred by Shanghai Meizhong Jiahe Cancer Center, our equity investees in the first three quarters of 2018.

Other Income, Net; Gain on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. For the year ended December 31, 2017, we had other income, net of RMB2.9 million and gain on disposal of subsidiaries of RMB58.9 million. The gain on disposal of subsidiaries was primarily attributable by our lost of control in Beijing Century Friendship and Beijing Proton Medical Center, which we accounted for as a deemed disposal and recognized a gain. For the year ended December 31, 2018, we had other income, net of RMB34.2 million (US$5.0 million), gain on disposal of subsidiaries of RMB3.3 million (US$0.5 million) and gain on disposal of an equity method investment of RMB48.0 million (US$7.0 million). Gain on disposal of subsidiaries in 2018 was primarily due to the completion of the transfer of our 100% equity interest in CMS Radiotherapy Holdings Limited to our related party, Beijing Allcure Medical Technology Co. Ltd., in May 2018. Our other income, net in 2018 was primarily attributable by investment income for disposal preexisting shares for Guofu Huimei, Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Meizhong Jiahe Cancer Center. Our gain on disposal of an equity method investment in 2018 was primarily due to gain from disposal of assets and liabilities of MD Anderson Proton Therapy Center.

Income Tax Expenses. Our income tax expenses increased by 7.1% to RMB34.1 million (US$5.0 million) for the year ended December 31, 2018 from RMB31.8 million for the year ended December 31, 2017.

Net Loss. As a result of the foregoing, we had a net loss of RMB259.3 million (US$37.7 million) for the year ended December 31, 2018, as compared to a net loss of RMB285.7 million for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Total Net Revenues. Our total net revenues decreased by 27.3% to RMB331.0 million for the year ended December 31, 2017 from RMB455.0 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that were at the later stage of cooperative agreements.

Network Business. Our net revenues generated from network business decreased by 32.6% to RMB299.3 million for the year ended December 31, 2017 from RMB443.6 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction of profit sharing amount for cooperative centers that were at the later stage of cooperative agreements.

Hospital Business. Our net revenues generated from hospital business increased by 178.1% to RMB31.7 million for the year ended December 31, 2017 from RMB11.4 million for the year ended December 31, 2016, primarily due to the official operation of Datong Meizhong Jiahe Cancer Center and re-open of Concord International Hospital in Singapore after renovation.

Cost of Revenues. Total cost of revenues decreased by 18.7% to RMB233.0 million for the year ended December 31, 2017 from RMB286.5 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Network Business. Our cost of revenues of network business decreased by 32.8% to RMB166.4 million for the year ended December 31, 2017 from RMB247.5 million for the year ended December 31, 2016, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Hospital Business. Our cost of revenue of hospital business increased by 70.8% to RMB66.6 million for the year ended December 31, 2017 from RMB39.0 million for the year ended December 31, 2016, primarily due to increased marketing and promotion cost and an increase in hospital clinical staff and facilities.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 41.8% to RMB98.0 million for the year ended December 31, 2017 from RMB168.5 million for the year ended December 31, 2016. Our gross margin decreased to 29.6% for the year ended December 31, 2017 from 37.0% for the year ended December 31, 2016, primarily due to termination of centers and reduction of profit sharing, which brought more significant decreases in net revenue compared to decreases in costs, and increased operating costs in hospitals.

Operating Expenses. Our operating expenses business decreased by 8.1% to RMB309.9 million for the year ended December 31, 2017 from RMB337.1 million for the year ended December 31, 2016 primarily due to decreased operating costs in hospitals.

Selling Expenses. Our selling expenses decreased by 37.8% to RMB43.6 million for the year ended December 31, 2017 from RMB70.1 million for the year ended December 31, 2016. Selling expenses as a percentage of total net revenues decreased to 13.2% for the year ended December 31, 2016 from 15.4% for the year ended December 31, 2016. The decrease was mainly due to termination of some cooperative centers and improved cost control measures implemented in cooperative centers.

General and Administrative Expenses. General and administrative expenses increased by 15.4% to RMB237.6 million for the year ended December 31, 2017 from RMB205.9 million for the year ended December 31, 2016. General and administrative expenses as a percentage of total net revenues increased to 71.8% for the year ended December 31, 2017 from 45.3% in 2016. The increase was mainly due to the increase of interest expense and consultation expense.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB61.1 million and RMB28.6 million for the years ended December 31, 2016 and 2017, respectively, primarily because we had more long-lived assets for impairment in 2016.

Operating Loss. As a result of the foregoing, our operating loss was RMB211.9 million for the year ended December 31, 2017 as compared to operating loss of RMB168.6 million for the year ended December 31, 2016.

Interest Expense. Our interest expense increased from RMB89.3 million for the year ended December 31, 2016 to RMB90.0 million for the year ended December 31, 2017, primarily due to interest on capital injection from Zhongrong International Growth Fund SPC - ZR Concord healthcare Investment Fund SP (“SP”).

Foreign Exchange Gain, Net. Our foreign exchange gain, net decreased to RMB4.0 million for the year ended December 31, 2017 from RMB13.5 million for the year ended December 31, 2016, primarily due to depreciation in value of our bank deposits denominated in U.S. dollars.

Loss from Disposal of Long-lived Assets. Our loss from disposal of long-lived assets increased to RMB31.4 million for the year ended December 31, 2017 from RMB7.6 million for the year ended December 31, 2016, primarily due to the termination of cooperative centers.

Interest Income. Our interest income decreased to RMB12.1 million for the year ended December 31, 2017 from RMB28.0 million for the year ended December 31, 2016. This decrease was primarily due to the decreased amount of restricted cash, decreases in interest rates in China and overseas and adjustment of cash deposit composition ratio.

Changes in Fair Value of Derivatives. Our gain from changes in fair value of derivatives decreased to RMB0.0 million for the year ended December 31, 2017 from RMB0.7 million for the year ended December 31, 2016, primarily due to settlement of the IFC loan in year 2016.

Income (Loss) from Equity Method Investments. Our income from equity method investments was RMB1.5 million, as compared to an income from equity method investments of RMB0.6 million for the year ended December 31, 2016. The increase was primarily due to the increased in net profit of MD Anderson Proton Therapy Center.

Other Income, Net; Gain on Disposal of Subsidiaries. For the year ended December 31, 2016, we had other income, net of RMB18.2 million. For the year ended December 31, 2017, we had other income, net of RMB2.9 million and gain on disposal of subsidiaries of RMB58.9 million. The gain on disposal of subsidiaries was primarily attributable by our lost of control in Beijing Century Friendship and Beijing Proton Medical Center, which we accounted for as a deemed disposal and recognized a gain.

Income Tax Expenses. Our income tax expenses decreased by 47.4% to RMB31.8 million for the year ended December 31, 2017 from RMB60.5 million for the year ended December 31, 2016. This decrease was primarily due to the increase in loss before tax.

Net Loss. As a result of the foregoing, we had a net loss of RMB285.7 million for the year ended December 31, 2017, as compared to a net loss of RMB265.1 million for the year ended December 31, 2016.

B.	Liquidity and Capital Resources

Our liquidity needs include (i) net cash used in operating activities that consists of (a) cash required to fund the initial build-out and continued expansion of our network of centers and our hospitals and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; and (ii) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our operations primarily through cash flows from operations and short-term and long-term bank borrowings.

We had net current assets of RMB358.4 million (US$52.1 million) as of December 31, 2018. As of December 31, 2018, we had RMB404.7 million (US$58.9 million) in cash and cash equivalents, RMB422.0 million (US$61.4 million) in restricted cash, RMB396.5 million (US$57.7 million) in short-term borrowings outstanding, of which RMB396.5 million (US$57.7 million) was secured by restricted cash deposited in local banks, and RMB541.6 million (US$78.8 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB44.1 million (US$6.4 million). We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In December 2012 and November 2013, we entered into a short-term credit facility of US$16.5 million and US$16.5 million, respectively, with HSBC Bank (Hong Kong) Company Limited, secured by restricted cash deposited in HSBC Bank (China) Company Limited, which were used for the investment of MD Anderson Proton Therapy Center. The loans carried an interest rate of three-month LIBOR+1.75% and one-month LIBOR+1%, respectively, and were renewed on a yearly basis. As of December 31, 2018, the loans were fully repaid and we had no plan to renew these loans.

In September 2014, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we were entitled to borrow loans up to US$25.0 million. We drew down US$12.1 million in September 2014 and repaid in May 2017; drew down US$3.9 million in October 2014 and repaid in March 2017; drew down US$1.0 million in December 2014 and repaid in November 2016; drew down US$4.1 million in September 2015 and repaid in September 2017; drew down US$3.9 million in October 2015; drew down US$6.9 million and US$17.3 million in February 2017 and May 2017, respectively. These loans were secured by restricted cash deposited in HSBC Bank (China) Company Limited for dividend payments bearing an interest rate of one-month LIBOR/HIBOR+1% per annum, and were used to pay dividends. These loans were renewed on a yearly basis. As of December 31, 2018, the loan was fully repaid and we had no plan to renew these loans.

In June 2015, CCM (Hong Kong) Medical Investments Limited (“CCM Hong Kong”), as the borrower, entered into a long-term loan agreement with Concord Medical Services Holdings Limited, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher Investment Fund III SPC (“Gopher”) for the account of Gopher Asia Credit SP, as the original lender, whereby we are entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum for our general working capital purposes. This loan is secured by certain shares in CCM Hong Kong beneficially owned by Ascendium and guaranteed by Concord Medical Services Holdings Limited and Shanghai Medstar. As of December 31, 2018, the loan was fully repaid.

In August 2015, we entered into a short-term credit facility with HSBC Bank (Hong Kong) Company Limited, whereby we were entitled to borrow a loan of US$25.0 million. We drew down US$6.0 million in December 2015 and repaid in 2016. We drew down US$14.4 million in 2016. This loan was secured by restricted cash deposited in HSBC Bank (China) Company Limited bearing an interest rate of three-month LIBOR+1% per annum, and was used for our investment in Concord International Hospital in Singapore. As of December 31, 2018, the loan was fully repaid.

In July 2016, Shanghai Medstar entered into a long-term loan agreement of RMB16.5 million with Agricultural Bank Of China Limited, Shanghai Branch that bears an interest rate of 4.75% per annum. As of December 31, 2018, we had an outstanding balance of RMB4.1 million (US$0.6 million). The loan will be due in July 2019.

In December 2017, we entered into a short-term loan agreement of RMB128.0 million with Shanghai Pudong Development Bank that bore an interest rate of 4.35% per annum. The loan was secured by restricted cash deposited in Shanghai Pudong Development Bank of RMB105.5 million and RMB29.5 million, bearing an interest rate of 1.85% and 2.13% per annum, respectively. As of December 31, 2018, the loan was fully repaid.

In May 2018, Shanghai Concord Cancer Center entered into a long-term loan agreement of RMB1,000.0 million (US$145.4 million) with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2018, we had an outstanding balance of RMB233.8 million (US$34.0 million). The loan will be due in May 2028.

In July 2018, Guangzhou Concord Cancer Center entered into a long-term loan agreement of RMB500.0 million (US$72.7 million) with China Construction Bank that bears an interest rate of 4.9% per annum. The loan is secured by land use rights. As of December 31, 2018, we had an outstanding balance of RMB200.0 million (US$29.1 million). The loan will be due in July 2028.

In July 2018, Ascendium entered into a short-term loan agreement of RMB180.0 million (US$26.2 million) with Bank of Shanghai that bears an interest rate of 5.87% per annum. The loan was secured by restricted cash deposited in Bank of Shanghai of RMB158.0 million, bearing an interest rate of 4.6% per annum. As of December 31, 2018, we had an outstanding balance of RMB149.2 million (US$21.7 million). The loan will be due in July 2019.

In December 2018, Medstar Overseas entered into a short-term loan agreement of RMB250.0 million (US$36.4 million) with Shanghai Huarui Bank that bears an interest rate of 3.3% per annum. The loan is secured by restricted cash deposited in Shanghai Huarui Bank of RMB150.3 million, bearing an interest rate of 1.5% per annum. As of December 31, 2018, we had an outstanding balance of RMB147.3 million (US$21.4 million). The loan will be due in December 2019.

In December 2018, Ascendium entered into a short-term loan agreement of RMB128.0 million (US$18.6 million) with Shanghai Huarui Bank that bears an interest rate of 3.3% per annum. The loan was secured by restricted cash deposited in Shanghai Huarui Bank of RMB102.1 million, bearing an interest rate of 1.5% per annum. As of December 31, 2018, we had an outstanding balance of RMB100.0 million (US$14.5 million). The loan will be due in December 2019.

In December 2018, Shanghai Medstar entered into a long-term loan agreement of RMB65.0 million (US$9.5 million) with Zhejiang Marine Leasing Co., Ltd. The loan bears an interest rate of 8% per annum. The loan was secured by equipment. As of December 31, 2018, we had an outstanding balance of RMB65.0 million (US$9.5 million). The loan will be due in December 2023.

Certain bank borrowings were secured by equipment with a net carrying value of RMB111.7 million, RMB37.5 million and nil, accounts receivable with a carrying value of RMB34.9 million, RMB13.1 million and nil, net investment in financing leases with carrying value of RMB75.5 million, RMB24.2 million and nil, certain prepaid land lease payment with a carrying value of nil, RMB48.3 million and RMB425.7 million (US$61.9 million), certain construction in progress with a carrying value of nil, RMB206.2 million and RMB633.4 million (US$92.1 million), deposit for non-current asset with a carrying value of nil, nil and RMB13.8 million (US$2.0 million) and restricted cash of RMB568.5 million, RMB564.0 million and RMB422.0 million (US$61.4 million), as of December 31, 2016, 2017 and 2018, respectively.

As at December 31, 2016, 2017 and 2018, the short-term bank and other borrowing bore a weighted average interest of 2.72%, 2.45% and 4.08% per annum, and the long-term bank and other borrowings bore a weighted average interest of 7.44%, 12.16% and 9.81% per annum, respectively.

As of December 31, 2018, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to RMB33.5 million (US$4.9 million) and RMB1,060.0 million (US$154.2 million), respectively.

In addition, in December 2015, we issued secured borrowings, with asset-back securities arrangement, in aggregate principal amount of RMB417.0 million with an annual interest rate from 5.0% to 6.0% to third party investors through an underwriter. The borrowings have maturity terms ranged from one to five years and are secured by our future leasing revenue from 14 network hospitals. We received net proceeds of RMB404.0 million, which was net of the refundable security deposit of RMB13.0 million paid to such underwriter. For the years ended December 31, 2016 and 2017, we repaid the secure borrowings and the related interest according to the payment schedule. As of December 31, 2017, the outstanding balance was RMB248.6 million, including the current portion of RMB85.1 million. In 2018, we repaid the remaining principal of RMB248.6 million (US$36.2 million) of the principle amount and settled the asset-backed securities.

From time to time, we also enter into loan agreements with our related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash (used in) generated from operating activities	(78,078)	26,732	(38,591)	(5,614)
Net cash (used in) generated from investing activities(1)	(74,847)	(313,010)	(1,000,355)	(145,496)
Net cash (used in) generated from financing activities	(117,922)	189,899	1,203,042	174,976
Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(11,240)	157	459	67
Net (decrease) increase in cash(2)	(282,087)	(96,222)	164,555	23,933
Cash at beginning of the year	1,040,486	758,399	662,177	96,310
Cash at end of the year	758,399	662,177	826,732	120,243

(1)	Net cash used in investing activities in 2016 included prepayments in long-term investments of RMB181.5 million and acquisitions of property, plant and equipment of RMB79.0 million. Net cash generated from investing activities in 2016 included proceeds from principal portion of direct financing leases of RMB108.1 million and cash arising from the consolidation of Beijing Century Friendship and Beijing Proton Medical Center of RMB26.2 million. Net cash used in investing activities in 2017 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB289.1 million and investments in equity method investees of RMB97.8 million. Net cash generated from investing activities in 2017 included proceeds from disposal of property, plant and equipment of RMB38.1 million and proceeds from principal portion of direct financing leases of RMB61.9 million. Net cash used in investing activities in 2018 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB764.4 million (US$111.2 million) and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired of RMB528.7 million (US$76.9 million) and purchase of short-term investments of RMB252.3 million (US$36.7 million). Net cash generated from investing activities in 2018 included redemption from short-term investments of RMB202.3 million (US$29.4 million), proceeds from disposal of other investment of RMB212.9 million (US$31.0 million) and proceeds from disposal of property, plant and equipment of RMB113.0 million (US$16.4) million.

(2)	Net increase (decrease) in cash in 2016 and 2017 was adjusted due to our adoption of ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

Net Cash (Used in) Generated from Operating Activities

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

Net cash used in operating activities for the year ended December 31, 2018 was RMB38.6 million (US$5.6 million), resulting primarily from our net loss of RMB259.3 million (U$37.7 million), as adjusted by the reconciliation of certain non-cash items, including (i) interest and consultation expenses of RMB46.2 million (US$6.7 million), (ii) depreciation of property, plant and equipment of RMB40.8 million (US$5.9 million), (iii) gains from disposal of an equity method investment, attributable to MD Anderson Proton Therapy Center’s sale of its assets and liabilities to UTMDACC, of RMB48.0 million (US$7.0 million), and (iv) gains from revaluation of previously held equity interests of RMB28.8 million (US$4.2 million). Additional factors affecting operating cash flow included (i) an increase in accrued expenses and other liabilities of RMB51.9 million (US$7.5 million), (ii) an increase in accounts receivable of RMB48.4 million (US$7.0 million), (iii) an increase in other non-current assets of RMB41.1 million (US$6.0 million), and (iv) an increase in accrued unrecognized tax benefits of RMB46.2 million (US$6.7 million).

Net cash generated from operating activities for the year ended December 31, 2017 was RMB26.7 million, resulting primarily from changes in accounts receivable of RMB43.4 million, changes in prepayments and other current assets of RMB4.2 million, changes in accrued expenses and other liabilities of RMB11.2 million and adjustments on (i) depreciation of property, plant and equipment of RMB83.2 million, (ii) interest and consultation expense of RMB125.3 million, (iii) loss on disposal of long-lived assets, net of RMB31.4 million and (iv) impairment of long-lived assets of RMB28.6 million. These were offset by our net loss of RMB285.7 million.

Net cash used in operating activities for the year ended December 31, 2016 was RMB78.1 million, resulting primarily from our net loss of RMB265.1 million, which was partially offset by (i) depreciation of property, plant and equipment of RMB117.1 million and (ii) impairment of long-lived assets of RMB61.1 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 was RMB1,000.4 million (US$145.5 million), consisting primarily of acquisitions of and deposits for the purchases of property, plant and equipment of RMB764.4 million (US$111.2 million) and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired of RMB528.7 million (US$76.9 million) and purchase of short-term investments of RMB252.3 million (US$36.7 million), partially offset by redemption from short-term investment of RMB202.3 million (US$29.4 million) proceeds from disposal of an equity investment, attributable to our sharing of proceeds generated from MD Anderson Proton Therapy Center’s sale of its assets and liabilities to UTMDACC, of RMB212.9 million (US$31.0 million) and proceeds from disposal of property, plant and equipment of RMB113.0 million (US$16.4 million).

Net cash used in investing activities for the year ended December 31, 2017 was RMB313.0 million, consisting primarily of (i) acquisitions of and deposits for the purchases of property, plant and equipment of RMB197.8 million and investments in equity method investees of RMB97.8 million, which were partially offset by proceeds from disposal of property, plant and equipment of RMB38.1 million and proceeds from principal portion of direct financing leases of RMB61.9 million.

Net cash used in investing activities for the year ended December 31, 2016 was RMB74.8 million, consisting primarily of (i) prepayments in long-term investment and (ii) acquisition of property and equipment, which were partially offset by proceeds from principal portion of direct financing leases.

Net Cash Generated from (Used in) Financing Activities

Net cash generated from financing activities for the year ended December 31, 2018 was RMB1,203.0 million (US$175.0 million), consisting primarily of proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary of RMB1,500 million (US$218.2 million) associated with the strategy investment in Meizhong Jiahe by CICC and other investors, proceeds from short-term bank borrowings of RMB726.7 million (US$105.7 million) and proceeds from long-term bank and other borrowings of RMB472.6 million (US$68.7 million), which were partially offset by the repayment of short-term bank borrowings of RMB864.3million (US$125.7 million), repayment of long-term bank borrowings of RMB504.8 million (US$73.4 million), borrowings from related parties of RMB174.3 million (US$25.4 million) and repayment of secured borrowings of RMB243.3 million (US$35.4 million).

Net cash generated from financing activities for the year ended December 31, 2017 was RMB189.9 million, consisting primarily of proceeds received from short term borrowing of RMB292.8 million and long-term bank and other borrowings of RMB280.4 million, which were partially offset by the repayment of short-term bank borrowings of RMB317.9 million, repayment of long-term bank borrowings of RMB87.4 million, payments for purchase of mandatorily redeemable non-controlling interests of RMB97.1 million and repayment of secured borrowings of RMB81.0 million.

Net cash used in financing activities for the year ended December 31, 2016 was RMB117.9 million, consisting primarily of (i) repayment of long-term and short term bank borrowings of RMB892.3 million and (ii) dividends paid to ordinary shareholders of RMB285.8 million, which was partially offset by proceeds received from advance payment of investment from others of RMB528.9 million and proceeds received from short-term bank borrowings of RMB497.6 million.

Acquisitions and Capital Expenditures

In January 2016, we acquired 100% of the equity interests in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, for a total consideration of RMB100.6 million (US$14.6 million). After the transaction, we held a total of 80% of the equity interests in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers.

In June 2018, Meizhong Jiahe entered into separate agreements with Guofu Huimei to purchase all its 78.31% equity interest in Beijing Century Friendship which held a 55% equity interest of Beijing Proton Medical Center and a 54.8% equity interest in Shanghai Meizhong Jiahe Cancer Center at consideration of RMB388.5 million (US$56.5 million) and RMB182.1 million (US$26.5 million), respectively. The consideration was paid in June 2018 and July 2018, respectively, and the related commercial registrations were completed on July 26, 2018 and October 8, 2018, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, according to which ZR Guofu withdrew its investments in Guofu Huimei, amounting to RMB746.0 million (US$108.5 million). We became the sole shareholder of Guofu Huimei after ZR Guofu’s withdrawal of its investments in Guofu Himei in July 2018 and the completion of commercial registration on October 3, 2018. Upon the completion, we held a 100% equity interest in Beijing Century Friendship, a 80% equity interest in Beijing Proton Medical Center, a 90% equity interest in Shanghai Meizhong Jiahe Cancer Center and a 100% equity interest in Guofu Huimei through our wholly-owned or majority-owned subsidiaries. We accounted for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship and Beijing Proton Medical Center and Shanghai Meizhong Jiahe Cancer Center on October 8, 2018.

In 2016, 2017 and 2018, our capital expenditures totaled RMB118.9 million, RMB289.9 million and RMB870.7 million (US$126.6 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2018 increased by RMB580.8 million (US$84.8 million) as compared to 2017, primarily due to acquisitions of and deposits for the purchases of property, plant and equipment.

We estimate that our expected aggregate capital expenditures in 2019 will be approximately RMB1.8 billion (US$261.8 million) to RMB1.9 billion (US$276.3 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai, Guangzhou and Beijing. As of December 31, 2018, we had bank credit lines totaling RMB1,930 million (US$280.1 million), of which RMB1,093.5 million (US$159.0 million) had not been utilized. There are no financing term among our bank loan terms which will have an adverse effect on our operations.

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

Recent Accounting Pronouncement

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. We will adopt ASU 2016-02 on January 1, 2019 using by modified retrospective method and will not restate comparable periods. We will elect the package of practical expedients permitted under the transition guidance, which allow us to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. We will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to land use right, offices facilities will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on our consolidated balance sheet. We currently believe the most significant change will be related to the recognition of right-of-use assets and lease liabilities on our balance sheet for certain in-scope operating leases. We do not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. In November 2018, the FASB issued Accounting Standards Update No. 2018-19—Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 and ASU 2018-19 on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. We are currently in the process of evaluating the impact of the adoption of ASU 2017-09 on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We are currently in the process of evaluating the impact of the adoption of ASU 2018-13 on our consolidated financial statements.

.

C.	Research and Development, Patents and Licenses, etc.

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of our future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Short-term debt obligations	396,520	396,520	—	—	—
Long-term debt obligations	541,593	44,068	50,024	156,797	290,704
Secured borrowings	—	—	—	—	—
Capital lease obligations	400	—	400	—	—
Operating lease obligations	124,218	18,913	42,683	24,111	38,511
Purchase obligations	660,758	660,758	—	—	—
Total	1,723,489	1,120,259	93,107	180,908	329,215

Our short- and long-term debt obligations as of December 31, 2018 represented bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2018 had a weighted average interest rate of 4.08% per annum. Our long term bank and other borrowings outstanding as of December 31, 2018 had a weighted average interest rate of 9.81% per annum.

As of December 31, 2018, we had RMB396.5 million (US$57.7 million) in short-term borrowings outstanding, of which RMB396.5 million (US$57.7 million) was secured by restricted cash deposited in local banks, and RMB541.6 million (US$78.8 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB44.1 million (US$6.4 million).

As of December 31, 2018, our operating lease obligations for 2019, 2020, 2021 and 2022 and thereafter were RMB18,913 million (US$2,751 million), RMB20,977 million (US$3,051 million), RMB13,122 million (US$1,909 million), RMB8,584 million (US$1,248 million) and RMB62,622 million (US$9,107 million), respectively.

As of December 31, 2018, we had purchase obligations for certain medical equipment that amounted to RMB660,758 million (US$96,103 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	48	Chairman, chief executive officer
Zheng Cheng	56	Director
Shang Yan Chuang	37	Director
Yaw Kong Yap	55	Chief financial officer, president
Xiao Fu	52	Chief operating officer
Matthew D. Callister	49	Chief medical officer
Denny Lee	52	Independent director
Weibo Yin	88	Independent director
Liping Zhang	47	Independent director

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

Mr. Zheng Cheng has served as our director since 2008 and served as our president from November 2011 until September 2015, our chief operating officer from 2008 until September 2015 and co-chairman of our board of directors from 2008 to 2011. Mr. Cheng was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Mr. Cheng served as division chief of steel products of China National Defense Military Material General Company from 1992 to 1996 and military physician in the Department of Cerebral Surgery of the Beijing Air Force General Hospital from 1986 to 1992 and in the No. 1 Field Clinic of Yunnan Laoshan Frontier in 1986. Mr. Cheng received his bachelor’s degree in clinical neurosurgery from the First Military Medical University of the People’s Liberation Army of China in 1986. Mr. Cheng is a qualified clinical surgeon in China.

Mr. Shang Yan Chuang has served as a director of our company since July 2017. Mr. Chuang has served as the chief financial officer of Noah Holdings Limited since September 2016. Mr. Chuang joined Noah Holdings Limited as Director of Investment Relations and Corporate Development in March 2011. In 2012, he founded Noah Holdings (Hong Kong) Limited and served as its executive director and chief executive officer until January 2016. Prior to joining Noah Holdings Limited, Mr. Chuang was a senior executive at Bank of America Merrill Lynch in the Investment Banking Division and Asia Private Equity Division from 2003 to 2011 based in Hong Kong. Mr. Chuang graduated Magna Cum Laude with a bachelor’s degree of Science in Finance from Stern School of Business at New York University.

Mr. Yaw Kong Yap served as our chief financial officer since July 2014 and our president since March 2019. He served as our senior vice president from 2008 to July 2014 and a director and financial controller of our company from 2008 to 2011. Mr. Yap joined China Medstar in 2005 and served as its chief financial officer prior to our acquisition of China Medstar. Prior to joining China Medstar, Mr. Yap served as the chief executive officer of Advanced Produce Centre Development Pte, Ltd., a Singapore real estate company, from 2003 to 2005. Mr. Yap received a bachelor’s degree from Indiana University of Pennsylvania in the United States in 1990. Mr. Yap is Certified Public Accountant in the United States.

Ms. Xiao Fu has served as our chief operating officer since March 2019 and served as our senior vice president from July 2009 to March 2019. Ms. Xiao Fu joined China Medstar in 1997 and served as its Senior Vice President prior to our acquisition of China Medstar. Ms. Xiao Fu graduated from the Shanghai Second Military Medical University in 1986, majoring in Healthcare.

Dr. Matthew D. Callister has served as our chief medical officer since March 2019. Prior to joining our company, Dr. Callister served as the Senior Physician Executive of Banner MD Anderson Cancer Center and Service Line in 2014, the Division Chief of Radiation Oncology at Banner MD Anderson Cancer Center in 2011 and a Consultant at the Department of Radiation Oncology of Mayo Clinic Arizona in 2004. Dr. Callister has been an Adjunct Associate Professor of Radiation Oncology at the UT-MD Anderson Cancer Center from 2011 to present. Dr. Callister received a Doctor of Medicine degree from the Duke University School of Medicine in 1997.

Mr. Denny Lee has served as an independent director of our company since December 2009. Mr. Lee currently serves as an independent director on the board of NetEase, Inc. (formerly known as Netease.com Inc.), a China internet and online game service provider listed on the NASDAQ Global Select Market. Mr. Lee was the chief financial officer of Netease, Inc., from 2002 to 2007. Prior to joining Netease, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee also serves as an independent director and the chairman of the audit committee of the following companies, (i) New Oriental Education & Technology Group Inc., a provider of private education services in China, (ii) NIO Inc., the principal business of which is design, jointly manufacture, and sell smart and connected premium electric vehicles, (iii) Jianpu Technology Inc., the principal business of which is operation of open platform for discovery and recommendation of financial products in China, all of which are listed on the NYSE, and (iv) China Metal Resources Utilization Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University and was awarded the Professional Diploma in Accounting in November 1990. He is a fellow of The Chartered Association of Certified Accountants and an associate member of The Hong Kong Institute of Certified Public Accountants.

Dr. Weibo Yin has served as an independent director of our company since November 2011. He is the Honorary President of Chinese Society of Radiation Oncology and a board member of the International Congress of Radiation Oncology. Dr. Yin has served various positions such as professor emeritus, professor, associate professor and resident doctor in Cancer Hospital of Chinese Academy of Medical Sciences and Peking Union Medical University since 1957. In addition, Dr. Yin has published 155 research papers on radiation oncology, in 32 of which he was the first author. Dr. Yin received his M.D. degree from Peking Union Medical University in 1957.

Dr. Liping Zhang has served as an independent director of our company since September 2017. She joined Trinity Western University as assistant professor in 2005 and has served as associate professor in Trinity Western University since 2014. Prior to joining Trinity Western University, she was a teaching assistant in the Department of Economics at University of Ottawa from 1999 to 2004. Dr. Zhang received a doctorate degree in economics from University of Ottawa in 2005.

The address of our directors and executive officers is Concord Medical Services Holdings Limited, 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.

B.	Compensation

Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation to all of our directors and our executive officers was RMB4.1 million (US$0.9 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2018 for pension, retirement or other similar benefits to our directors and our executive officers.

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

2008 Share Incentive Plan

The 2008 share incentive plan was adopted by our shareholders on October 16, 2008 and amended on November 17, 2009 to increase the number of ordinary shares available for grant under the plan. The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company benefits from the added interest that such persons have in the welfare of our company as a result of their proprietary interest in our company’s success. Our share incentive plan has provided for the grant of options, share appreciation rights, or other share-based awards, referred to as “awards.” The 2008 share incentive plan was terminated upon its tenth anniversary on October 16, 2018. Any awards granted prior to the termination and remained outstanding will remain effective and subject to the 2008 share incentive plan.

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

Termination of Plan. Our 2008 share incentive plan was terminated upon its tenth anniversary of the effective date on October 16, 2018.

Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan upon the adoption of the plan. On November 26, 2011, our board of directors and shareholders authorized the issuance of additional 5,101,968 ordinary shares under the 2008 share incentive plan. On May 29, 2015, our board of directors and shareholders authorized the issuance of additional 4,940,550 ordinary shares under the 2008 share incentive plan.

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

On October 2, 2018, we granted 5,992,605 restricted shares to certain directors, officers and employees, of which 1,242,000 restricted shares to our executive officers and directors and 4,750,605 restricted shares to other employees. Such restricted shares are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

The following table summarizes, as of December 31, 2018, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price Underlying Outstanding Options (US$/Share)	Restricted Shares	Grant Date	Expiration Date
Jianyu Yang	716,310	2.037	—	February 18, 2014	February 17, 2022
Zheng Cheng	716,310	2.037	—	February 18, 2014	February 17, 2022
Shang Yan Chuang	—	—	—	—	—
Yaw Kong Yap	225,204	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,091	February 18, 2014	February 17, 2022
	—	—	21,132	July 1, 2014	June 30, 2022
	—	—	761,850	August 7, 2017	August 6, 2025
	—	—	930,000	October 2, 2018	October 1,2026
Xiao Fu	149,775	2.037	—	February 18, 2014	February 17, 2022
	—	—	63,240	February 18, 2014	February 17, 2022
	—	—	243,000	August 8, 2017	August 7, 2025
	—	—	720,000	October 2, 2018	October 1,2026
Matthew D. Callister	—	—	450,000	October 2, 2018	October 1,2026
Denny Lee	116,283	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,100	August 7, 2017	August 6, 2025
	—	—	222,000	October 2, 2018	October 1,2026
Weibo Yin	69,771	2.037	—	February 18, 2014	February 17, 2022
Liping Zhang	—	—	45,000	September 13, 2017	September 12,2025
	—	—	90,000	October 2,2018	October 1,2026
Other individuals as group	780,579	2.037	—	February 18, 2014	February 17, 2022
	355,884	2.2	—	September 30, 2011	September 30, 2019
	—	—	885,561	February 18, 2014	February 17, 2022
	—	—	69,564	August 1, 2014	July 31, 2022
	—	—	486,000	August 7, 2017	August 6, 2025
	—	—	2,848,950	August 8, 2017	August 7, 2025
	—	—	3,580,605	October 2, 2018	October 1,2026

C.	Board Practices

Committees of the Board of Directors

Board of Directors

We currently have seven directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Denny Lee, Dr. Weibo Yin and Dr. Liping Zhang. Mr. Denny Lee is the chairman of our audit committee. Mr. Denny Lee and Dr. Liping Zhang meet the criteria of audit committee financial experts as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has also determined that the simultaneous service by Mr. Denny Lee on the audit committee of five other public companies would not impair his ability to effectively serve on our audit committee.

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

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our executive officers are elected and appointed by our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office with cause by special resolution or the unanimous written resolution of all shareholders or without cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers and our hospital in Singapore. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 739, 583 and 584 employees as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had 487 and 97 employees based in China and Singapore, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2018
	Employees	% of Total
Management	42	7.2
Administration	56	9.6
Financial control	44	7.5
Hospital and Operation	287	49.1
Marketing	12	2.1
Business development	6	1.0
Centers	137	23.5
Total	584	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2016, 2017 and 2018 was RMB13.1 million, RMB13.3 million and RMB13.3 million (US$1.9 million), respectively. Of the total amount of contributions that we made to employee benefit plans in 2016, 2017 and 2018, RMB0.3 million, RMB0.4 million and RMB0.3million (US$0.04 million) were attributable to Concord International Hospital in Singapore that we acquired in 2015, respectively.

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

In accordance with applicable PRC laws and regulations, the NHC oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice medicine in the sole medical institution where such doctor is registered.

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

The calculations in the table below are based on 130,181,077 ordinary shares outstanding, including 84,393,129 Class A ordinary and 45,787,948 Class B ordinary shares outstanding, as of the date of this annual report.

	Ordinary Shares Beneficially Owned(1)
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership(2)	% of Aggregate Voting Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	14,699,238	38,287,948	52,987,186	40.5	73.2
Zheng Cheng(5)	716,310	7,500,000	8,216,310	6.3	13.9
Shang Yan Chuang	—	—	—	—	—
Yaw Kong Yap	*	—	*	*	*
Xiao Fu	*	—	*	*	*
Matthew D. Callister	—	—	—	—	—
Denny Lee	*	—	*	*	*
Weibo Yin	*	—	*	*	*
Liping Zhang	*	—	*	*	*
All directors and officers as a group	16,984,081	45,787,948	62,772,029	47.3	87.2
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	13,982,928	38,287,948	52,270,876	40.2	73.2
Solar Honor Limited(7)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(8)	13,086,350	—	13,086,350	10.1	2.4
Bluestone Holdings Limited(9)	—	7,500,000	7,500,000	5.8	13.8

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,181,077 ordinary shares outstanding as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual reports.

(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(4)	Represents (i) 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek, and (ii) 716,310 Class A ordinary shares issuable upon exercise of options held by Dr. Yang that are exercisable currently or within 60 days of the date of this annual report.

(5)	Represents (i) 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder, and (ii) 716,310 Class A ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.

(6)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Hao Zhou, indirectly held 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Represents 14,163,325 Class A ordinary shares and 405,326 ADSs held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Mr. Hao Zhou. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.

(8)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, a total of 15,179,697 ADSs representing 45,539,091 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

We are currently not aware that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly and we are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the beneficial ownership and restructuring information as disclosed in this “E. Share Ownership” and “Item 4. Information on the Company—History and Development of the Company”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Borrowings with Related Parties

In June 2015, CCM Hong Kong, as the borrower, entered into a long-term loan agreement with Concord Medical Services Holdings Limited, as guarantor A, Shanghai Medstar, as guarantor B, Ascendium, as the shareholder of the borrower, and Gopher for the account of Gopher Asia Credit SP, as the original lender, whereby CCM Hong Kong was entitled to borrow a U.S. dollar term loan of up to US$25.0 million bearing an interest rate of 9.0% per annum. This loan is secured by certain shares in the borrower beneficially owned by Ascendium and guaranteed by Concord Medical Services Holdings Limited and Shanghai Medstar. As of December 31, 2016 and 2017, the outstanding balance of the loan was RMB172.6 million and RMB162.3 million, respectively. The loan was fully paid as of December 31, 2018. In 2016, 2017 and 2018, we incurred interest expenses to Gopher of RMB15.1 million, RMB14.6 million and RMB7.0 million (US$1.0 million), respectively. Gopher is controlled by Mr. Zhe Yin, our former director, who resigned from our board of directors in July 2017.

In April 2017, we entered a loan agreement with Tianjin Jiatai, an equity held by our equity method investee in 2017, for a loan of RMB91.9 million. The loan is intend to be used for purchase medical equipment for Shanghai Meizhongjiahe Medical Image Center which is under the control of Tianjin Jiatai. According to the contract, the terms of the agreement do not stipulate any interest and the payment schedule, the repayment should be settled within five years since the validation date of the contract as appropriate. In 2018, we repaid RMB36.4 million (US$5.3 million) and incurred an interest expense of RMB193,000 (US$28,000). As of December 31, 2017 and 2018, we had an outstanding balance of RMB91.9 million and RMB57.0 million (US$8.3 million), respectively. In addition, we provided management services to Tianjin Jiatai pursuant to our management agreement. As of December 31, 2016, 2017 and 2018, we recognized management service income of RMB8.0 million, RMB6.6 million and nil, respectively, from Tianjin Jiatai.

In January 2017, we entered two loan agreements with Beijing Century Friendship, our equity method investee in 2017, in total amount of RMB218.1 million. The loans bears no interests and are used for working capital and business development. As of December 31, 2017, we had an outstanding balance of RMB218.1 million. The loan will be due in January 2021. As of December 31, 2018, Beijing Century Friendship was our majority-owned subsidiary and consolidated to our company.

In November 2017, we entered a loan agreement with Shanghai Meizhong Jiahe Cancer Center, our equity method investee in 2017, for a loan of RMB41.0 million. The loan bears no interests and is used for working capital and business development. As of December 31, 2017, we had an outstanding balance of RMB41.0 million. The loan will be due in November 2021. In addition, as of December 31, 2017 and 2018, we recognized management service income of RMB4.1 million and RMB4.3 million (US$0.6 million), respectively, from Shanghai Meizhong Jiahe Cancer Center pursuant to a management agreement. As of December 31, 2018, Shanghai Meizhong Jiahe Cancer Center was our majority-owned subsidiary and consolidated to our company.

In January 2017, we entered into a long-term loan agreement of RMB300 million with Guofu Huimei, our equity method investee in 2017. The loan bears an interest rate of 15.0% per annum and will be due in January 2021. The loan is used for the construction of hospitals. As of December 31, 2017, we had an outstanding balance of RMB280.1 million. In 2017 and 2018, we incurred an interest expense to Guofu Huimei of RMB31.7 million and RMB16.0 million (US$2.3 million), respectively. As of December 31, 2018, we repaid the principal of the loan while the accrued interest remained outstanding. As of December 31, 2018, Guofu Huimei was our wholly-owned subsidiary and consolidated to our company.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

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

Dividend Policy

On January 7, 2014, July 28, 2014 and December 11, 2015, our board of directors declared special cash dividends of US$0.24 per ordinary share (or US$0.72 per ADS), US$0.30 per ordinary share (or US$0.90 per ADS) and US$0.33 per ordinary share (or US$0.99 per ADS) on our outstanding ordinary shares, respectively. The total amount for the special dividend is approximately US$32.4 million, US$40.6 million and US$44.5 million, based on the number of ordinary shares outstanding as of September 30, 2013, March 31, 2014 and September 30, 2015, respectively. No special dividend was declared on 2016, 2017 and 2018.

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

Except as described in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

See “—C. Markets.” for our host market and trading symbol. We have a dual-class ordinary share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Holders of our Class B ordinary shares will control the outcome of shareholder actions in our company.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the NYSE since December 11, 2009 under the symbol “CCM.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

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

If an entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisor.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to qualify for the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would generally be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for United States federal income tax purposes for our taxable year ending December 31, 2018, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the income tax treaty between the United States and the PRC or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

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

We will post this annual report on Form 20-F on our website at http://ir.ccm.cn/. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2018, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.9 million (US$0.3 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2018, our short-term and long-term bank borrowings, 3.3% of which were denominated in U.S. dollars while 96.7% of which were denominated in Renminbi, had a weighted average interest rate of 4.1% per annum and 9.8% per annum, respectively

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2018, a 10% change in the interest rates would result in an increase or decrease of RMB5.8 million (US$0.8 million) of our total amount of interest expense for the year ended December 31, 2018. Based on our outstanding interest earning instruments during the year ended December 31, 2018, a 10% change in the interest rates would result in an increase or decrease of approximately RMB0.02 million (US$0.003 million) in our total amount of interest income for the year ended December 31, 2018.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0% in 2016, 1.6% in 2017 and 1.9% in 2018. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$460,556 in 2016, nil in 2017 and US$500,794 (which covered the reimbursement amounts for 2017 and 2018) in 2018.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment and conclusion on the effectiveness of internal control over financial did not include the internal controls of Guofu Huimei, CMCC, Beijing Century Friendship and Beijing Proton Medical Center, acquired on October 8, 2018, which are included in the December 31, 2018 consolidated financial statements and constituted RMB950.0 million of total assets as of December 31, 2018 and RMB4.8 million of revenue for the year then ended. Our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2018. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation which our management conducted with the participation of our chief executive officer and chief financial officer, our management has concluded the material weakness in our internal control over financial reporting which existed in our prior year annual report was remediated. There were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief strategy officer, president, executive president, financial controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 and we have posted our code of business conduct on our website www.concordmedical.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm.

	For the Year Ended
	December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	6,880	5,665	823.9
Tax Fees(2)	153	164	23.9
Non-Audit Fees(3)	210	—	—

_______________________

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting). In 2017 and 2018, the audit fee included the fees billed for Singapore local annul audit fee.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advisory and compliance services for US Proton Therapy Holdings Ltd. (Delaware) and Concord Healthcare Singapore Pte. Ltd.

(3)	“Non-audit fees” represents the aggregate fees billed for professional services rendered by our independent advisory company for financial advisory service for Concord Medical Services Holdings Limited.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing three Class A ordinary shares, are listed in the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange:

•	our board of directors does not consist a majority of independent directors;

•	we do not establish a corporate governance and nominating committee; and

•	our compensation committee does not consist entirely of independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2017 and 2018;

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2017 and 2018;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018;

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2016, 2017 and 2018; and

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

Exhibit Number	Description of Document
2.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008 among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form F-1 (File No. 333163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. (incorporated by reference to Exhibit 4.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited (incorporated by reference to Exhibit 4.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.18	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

2.19	Amendment No. 2 to Amended and Restated Shareholders Agreement, dated as of December 7, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein (incorporated by reference to Exhibit 4.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.4	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Service-only Management Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.6	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.7	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among Beijing Meizhong Jiahe Hospital Management Co., Ltd. (formerly known as CMS Hospital Management Co., Ltd.), Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.8	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.9	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

Exhibit Number	Description of Document
4.10	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.11	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.12	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 23, 2009)

4.13	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and Beijing Meizhong Jiahe Hospital Management Co., Ltd. (formerly known as CMS Hospital Management Co., Ltd.) (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.14	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.15	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.16	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.17	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.18	Translation of Strategic Cooperative Agreement, dated as of November 17, 2009, between China Construction Bank Corporation, Shenzhen Branch and China Medical Services Holdings Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

Exhibit Number	Description of Document
8.1*	List of Subsidiaries and Consolidated Affiliate Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

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
Date: April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of recognition of the income tax consequence of intra-entity transfer of assets, the accounting for revenue from contracts with customers, the presentation of the cash flows and its method of accounting for certain long-term investments in the year ended December 31, 2018.

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
April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited:

Opinion on Internal Control over Financial Reporting

We have audited Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Concord Medical Services Holdings Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2018, and the related notes of the Company and our report dated April 30, 2019 expressed an unqualified opinion thereon.

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
April 30, 2019

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		98,191	404,742	58,867
Restricted cash		563,986	421,990	61,376
Accounts receivable (net of allowance of RMB12,969 and RMB3,585 (US$521) and including amounts due from related parties amounting to RMB11,425 and RMB5,099 (US$742) as of December 31, 2017 and 2018, respectively)	6	131,952	86,868	12,634
Inventories	8	6,284	3,356	488
Prepayments and other current assets (net of reserve of RMB4,798 and RMB14,798 (US$2,152) and including amounts due from related parties amounting to RMB13,879 and RMB15,572 (US$2,264) as of December 31, 2017 and 2018, respectively)	7	264,723	227,714	33,120
Net investment in direct financing leases, current portion	14	18,900	29,638	4,311
Short-term investment	5	-	50,000	7,272
Assets held-for-sale	9	27,100	4,384	638
Total current assets		1,111,136	1,228,692	178,706

Non-current assets:
Prepaid land lease payments	11	447,933	438,323	63,751
Property, plant and equipment, net	10	793,571	1,219,309	177,341
Goodwill	4	-	165,171	24,023
Intangible assets, net	12	7,799	456,844	66,445
Deposits for non-current assets (net of reserve of RMB30,860 and RMB30,860 (US$4,488) as of December 31, 2017 and 2018)	13	266,180	637,838	92,770
Net investment in direct financing leases, non-current portion	14	54,052	42,977	6,251
Long-term investments	15	754,327	388,364	56,485
Other non-current assets	16	30,392	7,876	1,143
Total non-current assets		2,354,254	3,356,702	488,209

Total assets		3,465,390	4,585,394	666,915

		As at December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB77,862 and RMB46,013 (US$6,692) as of December 31, 2017 and 2018, respectively):
Short-term bank and other borrowings	17	512,222	396,520	57,671
Long-term bank and other borrowings, current portion (including loan from related party of RMB162,297 and nil as of December 31, 2017 and 2018, respectively)	17	197,139	44,068	6,409
Accounts payable		4,563	5,438	791
Accrued expenses and other liabilities (including loan from related party of nil and RMB15,985(US$2,324) and interest payable to related party of RMB5,523 and nil as of December 31, 2017 and 2018, respectively)	18	385,919	418,006	60,796
Income tax payable		5,990	3,762	547
Dividend payable	20	2,338	2,471	359
Total current liabilities		1,108,171	870,265	126,573

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB404,597 and RMB454,424 (US$66,093) as of December 31, 2017 and 2018, respectively)
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB280,459 and nil as of December 31, 2017 and 2018, respectively)	17	284,584	497,526	72,362
Deferred tax liabilities	22	73,577	165,646	24,092
Long-term secured borrowings	19	163,498	-	-
Mandatorily redeemable noncontrolling interest	1	396,281	434,216	63,154
Amounts due to related parties, non-current portion	24(c)	350,969	222,518	32,363
Other long-term liabilities	22	73,392	121,342	17,648
Total non-current liabilities		1,342,301	1,441,248	209,619
Total liabilities		2,450,472	2,311,513	336,192

Commitments and contingencies	26
Contingently redeemable noncontrolling interest	1	-	1,720,366	250,217

Equity:
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-142,353,532 as of December 31, 2017 and 2018; outstanding shares-130,091,977 and 84,390,429 as of December 31, 2017 and 2018, respectively)	20	105	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares-45,787,948; issued shares-nil and 45,787,948 as of December 31, 2017 and 2018; outstanding shares- nil and 45,787,948 as of December 31, 2017 and 2018, respectively)	20	-	37	5
Treasury stock (12,261,555 and 12,175,155 shares as of December 31, 2017 and 2018, respectively)		(8)	(8)	(1)
Additional paid-in capital		1,860,763	1,758,937	255,827
Accumulated other comprehensive loss		(47,418)	(88,621)	(12,889)
Accumulated deficit		(879,393)	(1,232,991)	(179,331)

Total Concord Medical Services Holdings Limited shareholders’ equity		934,049	437,422	63,621
Noncontrolling interests		80,869	116,093	16,885

Total equity		1,014,918	553,515	80,506

Total liabilities, mezzanine equity and equity		3,465,390	4,585,394	666,915

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges		455,042	330,977	190,898	27,765
Equipment leasing revenues		379,559	239,569	76,723	11,159
Services and other revenues ( including revenue from related parties amounting to RMB8,058, RMB10,695, and RMB9,141 (US$1,330) for the years ended 2016, 2017 and 2018)		75,483	91,408	114,175	16,606
Cost of revenues		(286,543)	(232,979)	(171,136)	(24,891)
Gross profit		168,499	97,998	19,762	2,874
Operating expenses:
Selling expenses		(70,093)	(43,608)	(21,718)	(3,159)
General and administrative expenses		(205,908)	(237,646)	(291,854)	(42,448)
Impairment of long-lived assets		(61,124)	(28,600)	(5,433)	(790)

Operating loss		(168,626)	(211,856)	(299,243)	(43,523)
Interest expense (including interest expense to related party amounting to RMB15,073, RMB46,355 and RMB7,150 (US$1,040) for the years ended December 31, 2016, 2017 and 2018, respectively)		(89,327)	(89,959)	(46,232)	(6,724)
Foreign exchange gain, net		13,472	4,023	36,531	5,313
(Loss) gain on disposal of long-lived assets		(7,619)	(31,437)	4,711	685
Interest income		27,982	12,077	14,168	2,061
Changes in fair value of derivatives		713	-	-	-
Income (loss) from equity method investments		616	1,454	(20,747)	(3,018)
Gain on disposal of subsidiaries	4	-	58,913	3,341	486
Other income, net		18,191	2,890	34,206	4,975
Gain on disposal of an equity method investment	15	-	-	48,019	6,984

Loss before income tax		(204,598)	(253,895)	(225,246)	(32,761)
Income tax expenses	22	(60,486)	(31,789)	(34,051)	(4,953)

Net loss		(265,084)	(285,684)	(259,297)	(37,714)

Net loss attributable to noncontrolling interests		(3,217)	(1,364)	(24,422)	(3,552)
Net loss attributable to Concord Medical Services Holdings Limited		(261,867)	(284,320)	(234,875)	(34,162)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	28	(2.00)	(2.19)	(2.76)	(0.40)

Weighted average number of class A and class B ordinary shares outstanding:	28
Basic and diluted		130,631,867	130,091,977	130,104,787	130,104,787

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation, net tax of nil		(41,394)	40,550	(41,203)	(5,993)

Total other comprehensive (loss) income, net of tax		(41,394)	40,550	(41,203)	(5,993)

Comprehensive loss		(306,478)	(245,134)	(300,500)	(43,707)

Comprehensive (loss) income attributable to noncontrolling interests		(6,740)	2,485	(22,902)	(3,331)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(299,738)	(247,619)	(277,598)	(40,376)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(265,084)	(285,684)	(259,297)	(37,714)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share-based compensation (note 23)	8,400	11,641	11,139	1,620
Depreciation of property, plant and equipment (note 10)	117,051	83,224	40,855	5,942
Amortization of intangible assets (note 12)	10,760	6,229	4,161	605
Amortization of prepaid land lease payments (note 11)	1,195	5,256	9,610	1,398
(Income)loss from equity method investments	(616)	(1,454)	20,747	3,018
Loss/ (gains) on disposal of long-lived assets	7,619	31,437	(4,711)	(685)
Deferred tax expense (benefits)	22,115	12,703	7,502	1,091
Allowance for doubtful accounts, net	23,446	14,840	10,605	1,542
Impairment of long-lived assets	61,124	28,600	5,433	790
Impairment of Inventories	-	-	1,702	248
Changes in fair value of derivatives	(713)	-	-	-
Interest and consultation expenses	-	125,290	46,232	6,724
Gains on disposal of subsidiaries (note 4)	-	(58,913)	(3,341)	(486)
Gains from disposal of an equity method investment (note 15)	-	-	(48,019)	(6,984)
Gains from revaluation of previously held equity interests (note 4)	-	-	(28,846)	(4,195)
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	9,922	43,406	48,384	7,037
Prepayments and other current assets	(36,545)	(4,205)	(9,876)	(1,436)
Inventories	(1,923)	(554)	1,803	262
Other non-current assets	14,249	7,057	41,081	5,975
Deposits for land use rights	(13,225)	(11,379)	-	-
Accounts payable	6,967	5,057	530	77
Accrued expenses and other liabilities	(12,758)	11,234	51,879	7,545
Deferred revenue	1,791	3,022	13,269	1,930
Income tax payable	(34,991)	(6,504)	(45,719)	(6,650)
Accrued unrecognized tax benefit	3,138	6,429	46,286	6,732

Net cash (used in) generated from operating activities	(78,078)	26,732	(38,591)	(5,614)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	-	-	(252,250)	(36,688)
Redemption of short-term investments	-	-	202,250	29,416
Prepayment for operating license	(3,025)	(6,705)	-	-
Disposal of short-term investment	60,000	-	-	-
Investments in equity method investees	-	(97,799)	(15,000)	(2,182)
Prepayments in long-term investments	(181,500)	-	-	-
Acquisitions of business, net of cash acquired (note 4)	26,198	-	(528,740)	(76,902)
Disposals of subsidiaries, net of cash disposed (note 4)	-	(17,528)	-	-
Acquisitions of property, plant and equipment	(78,920)	(91,260)	(165,596)	(24,085)
Acquisitions of intangible assets	(960)	(749)	(1,779)	(259)
Deposits for the purchases of property, plant and equipment	(39,068)	(197,843)	(598,800)	(87,092)
Refund from deposits for the purchases of property, plant and equipment	-	42,640	9,844	1,432
Advance from disposal of associate company	12,999	-	-	-

Proceeds from disposal of an equity method investment (note 15)	-	-	212,855	30,958
Proceeds from disposal of property, plant and equipment	11,951	38,103	112,955	16,429
Proceeds from disposal of intangible assets	-	-	2,563	373
Proceeds from principal portion of direct financing leases	108,121	61,904	9,717	1,413
Net investment in direct financing leases	-	(50,000)	-	-
Cash distribution from equity method investments (note 15)	9,357	6,227	11,626	1,691

Net cash used in investing activities	(74,847)	(313,010)	(1,000,355)	(145,496)

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	497,577	292,847	726,746	105,701
Proceeds from long-term bank and other borrowings	16,500	280,459	472,607	68,738
Proceeds from private offerings of subsidiary shares (note 1)	139,972	-	-	-
Proceeds from long-term investment advance (note 1)	528,896	-	-	-
Borrowings from related parties (note 24)	-	350,969	174,314	25,353
Repayment of secured borrowings	(86,000)	(81,000)	(243,268)	(35,382)
Refund of deposit for marketable securities	3,661	2,156	-	-
Deposit for marketable securities (note 19)	-	(22,557)	-	-
Repayment of short-term bank and other borrowings	(691,261)	(317,867)	(864,251)	(125,700)
Repayment of long-term bank and other borrowings	(201,048)	(87,387)	(504,792)	(73,419)
Redemption of mandatorily redeemable noncontrolling interests (note 1)	-	(97,106)	-	-
Payment for interest and consultation expenses	-	(143,415)	-	-
Dividends paid to ordinary shareholders	(285,829)	-	-	-
Repurchase of ordinary shares	(30,402)	-	-	-
Purchase of subsidiary shares from noncontrolling interests	(12,130)	-	(58,314)	(8,481)
Proceeds from sales of subsidiary shares to noncontrolling interests	2,142	-	-	-
Capital injection from a noncontrolling interests in a subsidiary	-	12,800	-	-
Proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary	-	-	1,500,000	218,166

Net cash (used in) generated from financing activities	(117,922)	189,899	1,203,042	174,976

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(11,240)	157	459	67
Net (decrease) increase in cash	(282,087)	(96,222)	164,555	23,933
Cash and cash equivalents and restricted cash at beginning of the year	1,040,486	758,399	662,177	96,310
Cash and cash equivalents and restricted cash at end of the year	758,399	662,177	826,732	120,243
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	189,905	98,191	404,742	58,867
Restricted cash, current portion	518,494	563,986	421,990	61,376
Restricted cash, non-current portion	50,000	-	-	-
Total cash and cash equivalents and restricted cash	758,399	662,177	826,732	120,243

Supplemental schedule of major cash flows information:
Income tax paid	(60,639)	(21,581)	(36,559)	(5,317)
Interest paid	(81,486)	(89,959)	(59,492)	(8,653)
Supplemental schedule of major non-cash activities:
Acquisition of Beijing Century Friendship and BPMC through utilization of prepayment for investment (note 4)	100,600	-	-	-
Acquisition of investment in Guofu Huimei through utilization of prepayment of long-term investment (note 1)	-	174,000	-	-
Acquisition of investment in CMCC included in accrued expense and other liabilities (note 18)	-	116,939	-	-
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	19,424	4,914	205,816	29,935
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization included in accrued expense and other liabilities		42,067	22,747	3,308
Mandatorily redeemable noncontrolling interest through advance from long-term investment	-	521,396	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary share	Ordinary share	Treasury stock	Additional paid-in capital	Accumulate other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity	Contingently redeemable non controlling interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	132,994,201	105	(6)	1,774,330	(46,574)	(336,329)	42,262	1,433,788	-
Net loss	-	-	-	-	-	(261,867)	(3,217)	(265,084)	-
Other comprehensive loss	-	-	-	-	(41,394)	-	(3,523)	(44,917)	-
Share-based compensation	-	-	-	8,400	-	-	-	8,400	-
Share repurchase	(2,902,224)	-	(2)	(30,400)	-	-	-	(30,402)	-
Changes in ownership of MHM	-	-	-	99,915	-	-	30,070	129,985	-

Balance as of December 31, 2016	130,091,977	105	(8)	1,852,245	(87,968)	(598,196)	65,592	1,231,770	-

Balance as of January 1, 2017	130,091,977	105	(8)	1,852,245	(87,968)	(598,196)	65,592	1,231,770	-
Net loss	-	-	-	-	-	(284,320)	(1,364)	(285,684)	-
Cumulative adjustments for changes in accounting principles	-	-	-	(3,123)	-	3,123	-	-	-
Other comprehensive income	-	-	-	-	40,550	-	3,849	44,399	-
Contribution from Noncontrolling interest	-	-	-	-	-	-	12,800	12,800	-
Share-based compensation	-	-	-	11,641	-	-	-	11,641	-
Disposal of subsidiaries	-	-	-	-	-		(8)	(8)	-

Balance as of December 31, 2017	130,091,977	105	(8)	1,860,763	(47,418)	(879,393)	80,869	1,014,918	-

Balance as of January 1, 2018	130,091,977	105	(8)	1,860,763	(47,418)	(879,393)	80,869	1,014,918	-
Net loss	-	-	-	-	-	(234,875)	(24,422)	(259,297)	-
Cumulative adjustments for changes in accounting principles	-	-	-	-	-	5,632	-	5,632	-
Other comprehensive income	-	-	-	-	(41,203)	-	1,527	(39,676)	-
Accretion of contingently redeemable noncontrolling interests						(124,355)	3,989	(120,366)	120,366
Share-based compensation	-	-	-	11,139	-	-	-	11,139	-
Contribution from contingently redeemable noncontrolling interests	-	-	-	-	-	-	-	-	1,500,000
Acquisition of additional shares of non-wholly owned subsidiary	-	-	-	(35,770)	-	-	(22,545)	(58,315)	-
Restricted shares vested	86,400	-	-	-	-	-	-	-	-
Acquisition of noncontrolling interests	-	-	-	-	-	-	99,480	99,480	-
Modification of noncontrolling interests	-	-	-	(77,195)	-	-	(22,805)	(100,000)	100,000

Balance as of December 31, 2018	130,178,377	105	(8)	1,758,937	(88,621)	(1,232,991)	116,093	553,515	1,720,366

Balance as of December 31, 2018 (US$)	130,178,377	15	(1)	255,827	(12,889)	(179,331)	16,885	80,506	250,217

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

(a)	As of December 31, 2018, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Entities	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
Concord Medical Investment Management Ltd.	October 28, 2016	BVI	100%	Investment holding
Our Medical Services Limited (“OMS”)	August 22, 1996	BVI	100%	Investment holding
Medstar Overseas Ltd. (“Medstar Overseas”)	September 22, 2011	BVI	100%	Investment holding
Cyber Medical Networks Limited (“Cyber”)	May 26, 2006	Hong Kong	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”)	February 21, 2008	PRC	60%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Leasing Co., Ltd. (“Shanghai Medstar”) **	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
Beijing MeizhongJiahe Hospital Management Co., Ltd. (“MHM”) *	July 23, 2008	PRC	60%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)	July 26, 2007	PRC	60%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”)	August 12, 2010	PRC	100%	Leasing of medical equipment
Guangzhou Concord Cancer Center (“Guangzhou Concord Cancer Hospital”)	June 29, 2011	PRC	48%	Group’s medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	85.71%	Investment holding

Entities	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Shenzhen Concord Medical Investment Limited (“SZ CMS”)	January 10, 2014	PRC	60%	Investment holding
Shanghai Concord Cancer Center Co., Ltd (“SHC”)	March 17, 2014	PRC	60.26%	Group’s medical treatment and service business
Global Medical Imaging (HongKong) Ltd. (“GMI”)	May 26, 2014	Hong Kong	100%	Investment holding
Datong Meizhong Jiahe Cancer Center (“DTMZ”)	October 23, 2014	PRC	60%	Group’s medical treatment and service business
Wuxi Concord Medical Development Ltd. ("Wuxi Concord”)	December 29, 2015	PRC	100%	Group’s medical treatment and service business
Concord Hospital Management Group Ltd. (“CHMG”)	July 7, 2015	Hong Kong	100%	Group’s medical treatment and service business
Beijing Concord Medical Technology Ltd.(“BJCMT”)**	January 4, 2016	PRC	100%	Provision of management services
Shanghai Taifeng Medical Technology Ltd (“Taifeng”) **	March 30, 2016	PRC	60%	Group’s medical treatment and service business
Taizhou Concord Leasing Co., Ltd.**	April 20, 2016	PRC	100%	Group’s medical treatment and service business
Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”) (note 4)	October 8, 2018	PRC	100%	Investment holding
Beijing Century Friendship Science & Technology Development Co., Ltd (“Beijing Century Friendship”) (note 4)	October 8, 2018	PRC	60%	Group’s medical treatment and service business
Beijing Proton Medical Center Co., Ltd (“BPMC”) (note 4)	October 8, 2018	PRC	58%	Group’s medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”) (note 4)	October 8, 2018	PRC	55.42%	Group’s medical treatment and service business

VIE
ZR ConcordHealthcare Investment Fund SP (“SP”)	November 2016	Cayman Islands	25%	Investment holding

Subsidiaries of VIE
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	25%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	25%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	25%	Investment holding
Concord Healthcare Singapore Pte. Ltd. (“CHS”)	April 1, 2015	Singapore	25%	Group’s medical treatment and service business

*  On August 27, 2015, the Group changed the name of CMS Hospital Management Co., Ltd. (“CHM”) to Beijing MeizhongJiahe Hospital Management Co., Ltd. (“MHM”), providing management service to the Group’s existing network.

On September 29, 2016, MHM completed its first-round private offering of additional 926,000 ordinary shares to five institutional investors with a consideration of RMB41,670, among which one investor thereafter transferred all the shares acquired back to the Group in the secondary market. In November 2016, the Group transferred 1,483,000 ordinary shares to and bought 10,000 ordinary shares from other existing shareholders in the secondary market. On December 30, 2016, MHM completed its second-round private offering of additional 6,666,666 ordinary shares to two new institutional investors with a consideration of RMB100,000.

In March 2018, two wholly-owned subsidiaries, Shanghai Medstar and BJCMT subscribed about 66,073,984 and 40,500,000 new issued shares of MHM at a consideration of RMB229,276 (US$33,347) and RMB140,535(US$20,440) in cash, respectively.

On March 26, 2018 and July 10, 2018, the Company entered into agreements with CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), and six other investors (“Other Investors”). Pursuant to the agreements, CICC Capital and Other Investors make a strategic investment and subscribe new issued 100,000,000 shares of the Company’s subsidiary MHM, with total consideration of RMB1,500,000 (US$218,166). CCIC Capital subscribes 60,000,000 shares of MHM while Other Investors subscribe 40,000,000 shares of MHM.

After the completion of all transactions mentioned above, the Group’s equity shares in MHM had been diluted from 85.34% to 60%.

Pursuant to the agreement, CCIC Capital and Other Investors can request the Company to redeem their interests in MHM upon the occurrence of certain events (ie, failure to complete a qualified IPO by June 30, 2024). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of MHM, the noncontrolling interests of CCIC Capital and Other Investors are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests.

The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480, Distinguishing Liabilities from Equity. The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

**On January 4, 2016, the Group set up BJCMT for the purpose to provision of management services.

On March 30 and April 20, 2016, the Group set up Shanghai Taifeng Medical Technology Ltd and Taizhou Concord Leasing Ltd. for the purpose to develop Group’s medical treatment and service business.

On September 26, 2016, Shanghai Medstar introduced a new shareholder called Shanghai Huifu Technology Development Co., Ltd. (“Shanghai Huifu”), but Shanghai Huifu has not paid the subscribed captial. Therefore, the equity interest in Shanghai Medstar owned by the Group was still 100%.

(b)	Establishment of Onshore Fund and Offshore Fund

In November 2016, the Company entered into a framework agreement with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish an offshore fund, namely SP, for the purpose of acquiring several hospital businesses of the Company, including 100% shares of CHS through China Medstar, 70% shares of Guangzhou Concord Cancer Hospital through CMS Holdings and 59.51% shares of PTC-Houston Management, LP (“PTC”) through Proton (BVI), collectively the “CCM Hospital Business”. ZR Guofu will provide management and consultation services on the funds and the Group will continue to manage the CCM Hospital Businesses. ZR Guofu subscribes Class A shares of SP with a consideration of RMB521,396, while the Group subscribes Class B shares of the SP using 1) creditor’s rights of RMB166,299 due from CCM Hospital Business and 2) RMB7,500 cash as consideration. During the year ended December 31, 2016, the Group and ZR Guofu had injected RMB7,500 and RMB521,396, respectively, into the SP which was then granted as loans to the CCM Hospital Business.

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

Further in April 2017, the Group and ZR Guofu entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. During 2017, Guofu Huimei acquired 78.31% equity interest of Beijing Century Friendship Science & Technology Development Co., Ltd. ("Beijing Century Friendship”) which holds 55% equity interest of BPMC at consideration of RMB388,500, 54.8% equity interest of Shanghai Meizhongjiahe Cancer Centers Co., Ltd. (formerly known as Shanghai ProMed Cancer Center Co. Ltd , “CMCC”) at consideration of RMB182,100, 28.77% equity interest of Tianjin Jiatai Entity Management limited Partnership (“Tianjin Jiatai”) at consideration of RMB106,500 and established Shanghai Rongchi Medical Management Limited (“SH Rongchi”) with share capital of RMB695,305. Guofu Huimei also provided loans of RMB17,900 to CMCC and loans of RMB300,000 to Guangzhou Concord Cancer Hospital which had been repaid on July 13, 2018 and June 22, 2018 respectively. The profit or loss of these domestic entities engaging in hospital business is shared proportionally among investors based on the percentage of their respective subscribed share capital.

Pursuant to the supplemental contract, the 75% equity interest in SP held by the ZR Guofu is contractually required to be repurchased by the Group at the end of four years from the establishment of SP in November 2016 at a consideration equivalent to the investment cost of RMB521,396. ZR Guofu is also entitled to an annual premium at 15% for its capital contribution of RMB521,396 in SP in the form of interest expense and consultation expense. In addition, the Group’s share in Beijing Century Friendship (note 15), certain construction in progress (note 10) and certain prepaid land lease payments (note 11) are pledged to secure the capital contribution from ZR Guofu.

On December 20, 2017, the Company repaid a loan with principal of RMB97,106 to ZR Guofu, and repurchased 100% equity interest of CMS Holdings at a consideration of US$1. Upon completion, the shares in CMS Holdings was pledged to ZR Guofu by the Company.

In June 2018, MHM entered into agreements with Guofu Huimei to purchase its 78.31% equity interests in Beijing Century Friendship which holds 55% equity interest of BPMC and 54.8% equity interest in CMCC at a consideration of RMB388,500 and RMB182,100 respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement according to which ZR Guofu will withdraw its original investments in Guofu Huimei, amounting to RMB746,000. Therefore, MHM hold 100% equity interest of Beijing Century Friendship, 80% equity interest of BPMC and 90% equity interests of CMCC upon execution and closing of the agreement and the Group became the sole shareholder of Guofu Huimei (note4). After the withdrawal, ZR Guofu is no longer part of the onshore fund Guofu Huimei, and the domestic hospital businesses. Meanwhile, on November 29, 2018, the PTC business had been disposed by Proton (BVI) (note 15). As of December 31, 2018, only CHS was retained in the CCM Hospital Business.

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

The 75% equity interest held by the ZR Guofu in SP is accounted for as a liability recorded as “Mandatorily redeemable noncontrolling interests” in the Company’s consolidated balance sheets as a result of the mandatory redemption feature and is carried at the redemption value at the end of each reporting date as determined in accordance with the contract terms from the day of on which control is transferred to the Company. The 15% annual premium is accrued as an interest expense and consultation expense during each reporting period.  As of December 31, 2017 and 2018, the balance of mandatorily redeemable noncontrolling interest was RMB396,281 and RMB434,216 (US$63,154), respectively.

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

The following tables represent the financial information of the VIE and its subsidiaries as of December 31, 2017 and 2018 and for the years ended December 31, 2017 and 2018 before eliminating the intercompany balances and transactions between the VIE and its subsidiaries and other entities within the Group:

	As at December 31,	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash	13,161	15,935	2,318
Restricted cash, current portion	42	-	-
Accounts receivable (net of allowance of RMB73 (US$11) as of December 31, 2018)	3,985	4,494	654
Inventories	1,399	1,946	283
Prepayments and other current assets	1,988	1,986	289
Amount due from inter-companies*	-	80,523	11,711
Total current assets	20,575	104,884	15,255

Non-current assets:
Property, plant and equipment, net	279,240	281,395	40,927
Intangible assets, net	202	100	15
Deposits for non-current assets	172	-	-
Long-term investments	195,040	31,496	4,581
Other non-current assets	481	464	67
Total non-current assets	475,135	313,455	45,590

Total assets	495,710	418,339	60,845

	As at December 31,	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Current liabilities:
Accounts payable	1,978	462	67
Accrued expenses and other liabilities	21,321	42,681	6,208
Income tax payable	-	2,870	417
Amount due to inter-companies*	54,563	-	-
Total current liabilities	77,862	46,013	6,692

Non-current liabilities:
Deferred tax liabilities	8,316	-	-
Accrued unrecognized tax benefits & surcharge, non current portion	-	20,208	2,939
Mandatorily redeemable noncontrolling interests	396,281	434,216	63,154
Total non-current liabilities	404,597	454,424	66,093

Total liabilities	482,459	500,437	72,785

*	Amount due from/to inter-companies represented receivable/payable balances of VIE and its subsidiaries due from/to other subsidiaries within the Group.

	As at December 31,	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Net revenues	28,673	41,350	6,014
Net loss	(141,188)	(95,788)	(13,931)

	As at December 31,	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Net cash used in operating activities	(54,113)	(260,884)	(37,944)
Net cash (used in) generated from investing activities	(5,582)	221,130	32,162
Net cash generated from financing activities	56,787	41,886	6,092
Exchange rate effect on cash, net	748	600	87
(Decrease) increase in cash and cash equivalents	(2,160)	2,732	397

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8755 to US$1.00 on December 31, 2018 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combination and noncontrolling interests

The Company accounts for business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. ASC 805 requires the Company to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where the Company acquires less than 100% ownership interest, the Company will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by the Company for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the Company’s statements of comprehensive income (loss) until such time as to when the contingency is resolved. Where the fair value of the net assets acquired exceeds the consideration paid, a gain as a result of the bargain purchase will be recognized through the consolidated statements of comprehensive loss at the close of the transaction.

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

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

For the Company's non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. When the noncontrolling interest is mandatory redeemable on a fixed or determinable date, the noncontrolling interest is classified as liabilities.

If a transaction does not meet the definition of a business, the transaction is recorded as an asset acquisition. Accordingly, the identifiable assets acquired and liabilities assumed are measured at the fair value of the consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. Any contingent consideration payable that is dependent on the purchaser’s future activity is not included in the consideration paid until the activity requiring the payment is performed. Any resulting future amounts payable are recognized in profit or loss when incurred. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The Company adopted ASU 2017-01 on January 1, 2018, there is no significant impact on the Company’s consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Group’s short-term and long-term borrowings, and was recorded under current and non-current on the classification of the underlying bank borrowings (note 17). Such restricted cash is not available to fund the general liquidity needs of the Group.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the restrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amount presented in the consolidated statements of cash flows.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

The Company accounts for debt securities in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Company classifies the short-term investments in debt securities as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income.” An impairment loss on the available-for-sale debt securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term investments

The Company’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

Prior to adopting ASC Topic 321, Investments-Equity Securities, (“ASC 321”), on January 1, 2018, the Company carries at cost its investments in investees that do not have readily determinable fair value and over which the Company does not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments, (“ASC 325-20”). The Company only adjusts the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed the Company’s share of earnings since its investment.

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

The Company adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Pursuant to ASC 321, for equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall, (“ASC 323-10”). The Company applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which the Company holds a three percent or greater interest. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2017, and 2018, the Company has three reporting units, consisting of network business, overseas hospital business and domestic hospital business. Goodwill that has arisen as a result of the acquisitions of subsidiaries during the year was assigned to domestic hospital business reporting unit.

The Company early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.

The Company elected to perform qualitative assessments on its goodwill which is entirely assigned to the domestic hospital business. As of December 31, 2018, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance of the Company. The Company weighed all factors in their entirety and concluded that fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing.

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

 Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	20-50 years	-
Medical equipment*	5-20 years	-
Electronic and office equipment	3-5 years	-
Motor vehicles	5 years	-
Leasehold improvement and building improvement	shorter of lease term or 5 years	-

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2016, 2017 and 2018, total interest costs incurred amounted to RMB91,283, RMB128,492 and RMB101,717 (US$14,793), respectively, in which interest costs capitalized amounted to RMB1,956, RMB38,533 and RMB55,485 (US$8,070), respectively.

 Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. The operating license relates to the medical business qualification and permission for medical equipment operation. The favorable leases relate to favorable lease terms as lessee based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The estimated useful life for the intangible assets is as follows:

Estimated useful life
Operating license	20 years
Favorable leases	12 years
Customer relationship	5-16 years
Operating leases	9-16 years
Software	3-5 years

Prepaid land lease payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the land use rights agreement of 50 years.

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

Impairment loss on long-lived assets of RMB61,124, RMB28,600 and RMB5,433 (US$790) was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. Cost of the Group’s shares acquired is treated as a deduction from shareholders’ equity. Upon cancellation, any excess of purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term investments, finance lease receivables, short-term and long-term bank and other borrowings, accounts payables and amounts due to related parties and mandatorily redeemable noncontrolling interest. The carrying amounts of the Group’s cash and cash equivalents, restricted cash, accounts receivable, balances with related parties and accounts payable approximate fair value because of their short maturities. The short-term investments are recorded at fair value based on the quoted published price. The carrying amounts of the Group’s short-term and long-term bank and other borrowing and secured borrowings mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings and mandatorily redeemable noncontrolling interest with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value.

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

Revenue recognition

On January 1, 2018, the Group adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements or elements of an arrangement within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Group is a principal and records revenue on a gross basis when the Group is primarily responsible for fulfilling the service, has discretion in establish pricing and controls the promised service before transferring that service to customers. Otherwise, the Group records revenue at the net amounts as commissions.

The Group is subject to sales taxes such as business tax, VAT and goods and service tax on the revenue. The Group has recognized revenues net of these taxes and related surcharges. Such taxes and related surcharges for the years ended December 31, 2016, 2017 and 2018 were approximately RMB5,854, RMB2,439 and nil, respectively. If revenue recognition is deferred to a later period, the related tax and other surcharges are also deferred and will be recognized only upon recognition of the deferred revenue.

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Network revenue:
Operating lease income*	365,459	232,015	71,864	10,452
Management services and technical services	49,079	46,143	50,291	7,315
Direct financing lease income*	14,100	7,554	4,859	707
Brand royalty fees	9,435	6,604	5,189	754
Consumables sales	5,456	7,005	5,867	853
	443,529	299,321	138,070	20,081
Hospital revenue:
Medicine income and medical service	11,513	31,656	52,828	7,684
	11,513	31,656	52,828	7,684

	455,042	330,977	190,898	27,765

* Operating lease income and direct financing lease income were recognized under ASC 840.

(1) Network revenue

i.	Lease and management services

Lease and management service arrangements typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospitals, and the full-time deployment of a qualified system technician who is responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. The term of the Group’s leases and management service arrangements with independent hospitals range from 5 to 20 years. Pursuant to these arrangements, the Group receives a portion of the hospital’s profits from delivering the diagnostic imaging and / or radiation oncology services to patients, based the profit sharing formula predetermined in the contracts.

Pursuant to ASC 840, the Group determined that the lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangements also contain a non-lease deliverable being the management service. The Group allocates the total arrangement consideration between the lease element (including related executory costs) and non-lease elements on a relative standalone selling price basis. The Group applies the measurement and recognition principles under ASC 840 for the lease component and the measurement and recognition principles under ASC 606 to the non-lease components.

The Group’s variable rent payments are fully constrained at inception of the contract. Variable fees are included in the arrangement transaction price when significant reversal is not expected to occur, which is the time when the hospital calculates the profit sharing under the arrangement and agreed upon by both parties. The Group then allocates the consideration between lease and non-lease components and recognizes revenue upon receipt of the monthly revenue settlement statements.

ii.	Management services and technical services

The Group provides stand-alone management and technical services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment. The fees for management and technical services are calculated based on a predetermined percentage of monthly revenue generated by the hospital unit or in limited instances on a fixed monthly fee. Variable fees are fully constrained at contract inception due to the uncertainty of the hospital units’ monthly revenue. Variable fees are included in the transaction price when a significant reversal of revenue recognized is not expected to occur, typically upon receipt of the monthly revenue statement from hospitals. Fixed monthly fees are recognized ratably over the service term.

iii.	Direct financing lease income

The Group purchases hospital equipment from third party equipment manufacturers which is installed at various hospitals throughout the PRC.  The hospital utilize the hospital equipment radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients.  These lease arrangements include either title transfer upon maturity of the lease term or bargain purchase option held by the hospital.  The Group receives fixed monthly rental payments from the hospital, which on a discounted basis does not give rise to any dealer profit. Pursuant to ASC 840, the Group records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease.

iv.	Consumables sales

Consumable sales represented the sales of supplies to certain hospitals in the PRC. The Group acts primarily as a reseller, and does not have pricing authority or have title to the inventory prior to delivery to the hospital. The Group is an agent and records revenue related to consumables sales on a net basis when the equipment is delivered to the customer and the sales price is determinable.

v.	Brand royalty fees

Brand royalty fees represented the right to use the brand of Meizhong Jiahe by several newly set-up specialty cancer hospitals since the year of 2016, on a fixed annual fee. Fixed annum fees are recognized ratably over the service term.

(2) Hospital revenue

Hospital revenue consists of medicine income and medical service income. Medicine income includes medicine prescribed to patients during or after treatment by the doctors. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. The Group is a principal as it is primarily responsible for providing medical services to the income, controls the promised services before transferring to patients, and has pricing discretion. The Group generally records hospital revenue on a gross basis.

In limited instances, the patient services are provided by visiting consultants, who are not considered Group employees. As the visiting consultants have the discretion to take their patients to other hospital for the required treatment and set their own consultation fee charged to patients, the Group is an agent in such arrangement. The Group collects fees on behalf of the visiting consultants and records revenue at the net amounts as commissions.

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

Hospital costs mainly include medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, hospital buildings rental fee, utilities as well as other related costs incurred in the normal business of a hospital.

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2016, 2017 and 2018, the advertising expenses were RMB7,378, RMB2,910 and RMB2,429 (US$353), respectively.

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

On January 1, 2018, the Group adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs using the modified retrospective adoption method. In 2015, Aohua Technology transferred 100% equity of Tianjin Concord Medical to Shanghai Medstar resulting in a deferred tax liability of RMB5,632 (US$819). Upon the adoption of ASU 2016-16, the deferred tax liability was reversed through an opening adjustment to accumulative dificit as of January 1, 2018. The cumulative effect of changes made to the Company’s consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016-16 was as follows:

	Balance at December 31, 2017	Adjustments Due to ASU 2016-16	Balance at January 1, 2018
	RMB	RMB	RMB
Liabilities:
Deferred tax liabilities	73,577	(5,632)	67,945
Equity:
Accumulated deficit	(879,393)	5,632	(873,761)

Share-based compensation

Share-based awards and restricted shares granted to employees are accounted for under ASC 718, Compensation-Stock Compensation (“ASC 718”).

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Forfeitures were accounted as they occur. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”), and elected to account for forfeitures as they occur.

Loss per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC Topic 260, Earnings Per Share (“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.

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

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

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

Recent accounting pronouncement

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company will adopt ASU 2016-02 on January 1, 2019 using by modified retrospective method and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allow the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to land use right, offices facilities will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Company’s consolidated balance sheet. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. In November 2018, the FASB issued Accounting Standards Update No. 2018-19—Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 and ASU 2018-19 on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting which to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The Company is currently in the process of evaluating the impact of the adoption of ASU 2017-09 on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company is currently in the process of evaluating the impact of the adoption of ASU 2018-13 on its consolidated financial statement.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable, advances made to suppliers, loans receivables advance made to and receivables form disposal of medical equipment from hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2018, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America and in Singapore, which management believes are of high credit quality.

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

With respect to advances made to and receivables form disposal of medical equipment from hospital customers hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 27.7%, 32.7% and 35.0% for the years ended December 31, 2016, 2017 and 2018, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 72%, 95% and 90% of total medical equipment and construction purchases of the Group for the years ended December 31, 2016, 2017 and 2018, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2. The depreciation (appreciation) of the RMB against US$ was 7.2%, (6.3%) and 5.7% during the years ended December 31, 2016, 2017 and 2018, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

The acquisition was completed on January 27, 2016 when Beijing Century Friendship obtained 55% equity interest in BPMC, at a total consideration of RMB100,600. Upon the completion, the Group holds 100% equity interests of Beijing Century Friendship and indirectly holds 80% equity interest of BPMC. The transaction did not meet the definition of a business acquisition and was accounted for as an asset acquisition under ASC 805. The purpose of the acquisition is to obtain the license to operate the proton treatment center from the Ministry of Health of China upon the completion of construction of the proton treatment center in BPMC. The major asset acquired was the prepayment for operating license of RMB99,851, with other insignificant financial assets acquired and financial liabilities assumed.

For the year ended December 31, 2017

Disposal of Beijing Century Friendship and BPMC

On April 6, 2017, Guofu Huimei, an equity method investee of the Group, made a capital injection of RMB388,500 (note 1) in cash to Beijing Century Friendship to obtain 78.31% of its equity interest. Before the capital injection, Beijing Century Friendship was a wholly owned subsidiary of the Group and held 55% equity interest in BPMC. Upon the capital injection from Guofu Huimei, the Group’s effective interest in Beijing Century Friendship was diluted to 42.1% with a direct interest of 21.69% held by two subsidiaries of the Company and an indirect interest of 20.41% through Guofu Huimei. The Group lost control in Beijing Century Friendship and BPMC on April 6, 2017 and accounted for it as a deemed disposal and recognized a gain of RMB58,854 in accordance with ASC 810-10-40. The gain was measured as the difference between the fair value of the retained noncontrolling interest at the date of deconsolidation and the carrying amount of the former subsidiaries’ net assets. The direct interest held in Beijing Century Friendship and BPMC by the Group was accounted for as equity method investment (note 15).

The carrying value of assets and liabilities of Beijing Century Friendship and BPMC as of April 6, 2017 (the date of disposal), are as follows:

RMB
Current assets	18,035
Deposit for operating license	109,581
Other non-current assets	45
Current liabilities	(35,152)
Noncontrolling interests	(8)
Net assets disposed	92,501

The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the retained noncontrolling interest of Beijing Century Friendship and BPMC based on a discounted cash flow model. As a result of the disposal, the Group recognized a gain on the deemed disposal of Beijing Century Friendship and BPMC as summarized below:

RMB
Fair value of retained noncontrolling investment	151,355
Disposition of net assets	92,501
Gain on disposal of Beijing Century Friendship and BPMC	58,854

Disposal of Allcure Medical Holdings Ltd. (BVI) (“Allcure BVI”)

On October 18, 2017, the Group entered into a share transfer agreement with Bluestone Holdings Limited (“Bluestone”), a related party controlled by a director of the Company, to transfer 100% interest of a subsidiary, Allcure BVI with its subsidiary Beijing Allcure Medical Technology Ltd. at consideration of RMB3. A disposal gains of RMB59 was recognized in consolidated financial statements of comprehensive loss for the year ended December 31, 2017.

For the year ended December 31, 2018

Acquisition of Guofu Huimei, Beijing Century Friendship, BPMC and CMCC

In June 2018, MHM, a subsidiary of the Group entered into separate agreements with Guofu Huimei, an equity investee of the Group, to purchase all its 78.31% equity interests in Beijing Century Friendship which holds 55% equity interest of BPMC and 54.8% equity interests of CMCC at consideration of RMB 388,500 and RMB182,100 respectively. The consideration was paid in June 2018 and July 2018 and related commercial registration was completed on July 26, 2018 and October 8, 2018 respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, according to which ZR Guofu will withdraw its original investments in Guofu Huimei, amounting to RMB746,000, then the Group became the sole shareholder of Guofu Huimei after the investment withdrawn in July 2018 and commercial registration completed on September 3, 2018.

The Group previously held 21.69% equity interest in Beijing Century Friendship, 25% directly interest in BPMC, 35.2% equity interest of CMCC and 26.06% equity interests of Guofu Huimei prior to the transactions mentioned above. Upon the completion, the Group will hold 100% equity interest of Beijing century Friendship, 55% equity interests of BPMC and 90% equity interest of CMCC through MHM, 25% equity interests of BPMC through King Cheers and 100% equity interests of Guofu Huimei through Shanghai Medstar and BJCMT. The Group account for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship BPMC and CMCC on October 8, 2018. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

The Company has completed the valuations necessary, with the assistance of an independent third-party valuation firm, to assess the fair values of the tangible and intangible assets acquired, liabilities assumed and the noncontrolling interest, resulting a goodwill was recognized as of the acquisition date. The valuation utilized generally accepted valuation methodologies including the income, market and cost approaches. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the noncontrolling interest as of October 8, 2018, the date of acquisition:

RMB
Current assets	47,827
Property, plant and equipment, net	17,297
Intangible assets*	454,013
Long term investments	300,504
Other non-current assets	108,322
Deferred tax assets	185
Goodwill	165,171
Current liabilities	(61,454)
Non-current liability	(165,436)
Deferred tax liabilities	(113,340)
Non-controlling interests	(99,480)
Total	653,609

RMB
Total purchase price is comprised of:
- Cash consideration	570,600
- fair value of previously hold equity interests	520,625
- effective extinguishment of loans from the acquisition	(437,616)
Total	653,609

*	Acquired amortizable intangible assets primarily include two operating licenses of hospitals of RMB164,440 and RMB272,910 respectively and a favorable lease contract of RMB16,010. The operating license have estimated amortization periods of 20 years and the favorable lease contract have estimated amortization periods of 12 years

The following unaudited supplemental pro forma consolidated financial information for the years ended December 31, 2017 and 2018 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what the combined company’s operating results would have been had the acquisition taken place on January 1, 2017, nor do they project the future results of operations of the combined company. The actual results of operations of the combined company may differ significantly from the pro forma adjustments reflected here due to many factors.

	Unaudited Supplemental Pro Forma
	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	US$

Net revenues	4,569	12,056	1,753
Net loss	(70,018)	(63,159)	(9,186)

The results of operations of Guofu Huimei, Beijing Century Friendship, BPMC and CMCC since the acquisition date included in the consolidated statement of comprehensive loss of the Company for the year ended December 31, 2018 is as follows:

	For the Years Ended December 31,
	2018
	RMB	US$

Net revenues	4,827	702
Net loss	(5,639)	(820)

The aggregate purchase price allocation includes acquisition of certain acquirees, which were equity method investees of the Company prior to the acquisitions. In aggregate, a re-measurement gain relating to the Company’s pre-existing equity interest of RMB28,846 was recognized in other income in the consolidated income statement for the year ended December 31, 2018. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition. The fair value of the previously held equity interests was estimated based on the purchase price per share as of the acquisition date.

The Company expects the acquisition to support its strategy to facilitate the Group’s long-term goal to develop specialized hospital chains in cancer / oncology treatment services including diagnostic imaging, radiation oncology treatment and medical oncology treatment. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of proton hospitals, the assembled workforce and their knowledge and experience in the PRC. The goodwill recognized was not expected to be deductible for income tax purpose.

Disposal of CMS Radiotherapy Holdings Limited (“CMS (USA)”)

On January 25, 2016, Ascendium entered into an agreement to transfer 100% interest of CMS (USA), a BVI company previously incorporated by Ascendium in October 2013, to Beijing Allcure Medical Technology Co., Ltd. (“JWYK”), a related party, with consideration of RMB8,594 (US$1,250). The purchase consideration was paid on November 10, 2016, while the transfer registration was completed on May 3, 2018. A gain on disposal of subsidiary of RMB3,341 (US$486) was recognized in consolidated financial statements of comprehensive loss for the year ended December 31, 2018.

5.	SHORT TERM INVESTMENT

As of December 31, 2018, the Company’s short-term investments comprised of available-for-sale debt securities including wealth management products issued by commercial banks and other financial institutions. During the year ended December 31, 2018, no unrealized gains or losses was recorded in “Accumulated other comprehensive loss”. There was no other-than-temporary impairment for the year ended December 31, 2018.

	As of December 31, 2018
	Cost or Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale debt securities	50,000	-	-	50,000

6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Accounts receivable	144,921	90,453	13,155
Allowance for doubtful accounts	(12,969)	(3,585)	(521)
Accounts receivable, net	131,952	86,868	12,634

The movement in the allowance for doubtful accounts were as follows:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Balance at the beginning of the year	1,781	57	12,969	1,886
Provisions for the year	1,066	14,840	1,303	189
Reversal of provisions from prior periods due to subsequent cash collection during the year	-	-	(709)	(103)
Amounts written off during the year	(2,790)	(1,928)	(9,989)	(1,453)
Foreign exchange gain or loss	-	-	11	2
Balance at the end of the year	57	12,969	3,585	521

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB13,164 and nil were used to secure bank borrowings of RMB20,100 and nil as at December 31, 2017 and 2018, respectively (note 17).

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
Due from suppliers	i)	23,243	10,751	1,564
Due from hospitals	ii)	1,179	576	84
Loan receivables	iii)	114,456	151,139	21,982
Advances to employees	iv)	4,383	1,056	154
Receivables from disposal of medical equipment	v)	90,324	69,410	10,096
Deferred expenses		111	50	7
Interest receivable		5,100	3,680	535
Dividend receivable		766	766	111
Others		29,959	5,084	739
		269,521	242,512	35,272

Reserve for unrecoverable deposits		(4,798)	(14,798)	(2,152)

		264,723	227,714	33,120

Provisions are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represent prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve amounting to RMB4,798 and RMB4,798 (US$698) on amounts due from suppliers as at December 31, 2017 and 2018, respectively.

ii)	Amounts due from hospitals represent interest-free advances to hospitals and the compensation to be received from hospitals for early termination. The Group has assessed the impact of such advances on revenue recognition at the outset of the arrangement and has concluded that they do not affect revenue recognition. The risk of loss arising from any failure of hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management.

iii)	Loan receivables represented the loans to other parties, including loans to related parties such as the Xi’an JiangyuanAndike Ltd. (“JYADK”), Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”), Shanghai Meizhongjiahe Imaging Diagnostic Center Co. Ltd. (“SH MJZH”) and Wuxi Meizhongjiahe Cancer Centre(“Wuxi MZJH”) of total amount of RMB13,658 and RMB15,118 (US$2,199) as at December 31, 2017 and 2018, and third parties of RMB85,798 and RMB136,021(US$19,783) as at December 31, 2017 and 2018, respectively, which is an interest free loan balance. The Group has provided reserve amounting to nil and RMB10,000 (US$1,454) on third parties as at December 31, 2017 and 2018, respectively. Besides, the loan to JYADK contributed to interest receivable of RMB221 and RMB454(US$66) as at December 31, 2017 and 2018, respectively (note 24).

iv)	The advances to employees represent interest-free advance held by the Company’s employees to cover expenses of hospital customers. The risk of loss is assessed prior to making the advances and is monitored on a regular basis by management. Historically, the Group has not experienced any loss of such advances.

v)	Receivables from disposal of medical equipment represented the consideration to be received from several hospitals, which the Group entered into termination contracts with and disposed all leasing equipment to.

8.	INVENTORIES

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Medicine	4,103	2,196	319
Medical equipment	104	90	13
Low-value consumables	2,077	1,580	230
	6,284	3,866	562

Less: inventory provision	-	(510)	(74)

	6,284	3,356	488

9.	ASSETS HELD FOR SALE

During the year ended December 31, 2017 and 2018, the Group received termination notices from several hospitals to early terminate the equipment leasing arrangements with the Group. Pursuant to the cooperation agreements, the hospitals should acquire the medical equipment from the Group upon early termination. Property, plant and equipment, with carrying amounts of RMB27,100 and RMB 4,384 (US$638) were classified as assets held-for-sale on the consolidated balance sheets as of December 31, 2017 and 2018, respectively, which are expected to be disposed within one year. Impairment loss of nil, RMB6,526 and RMB664 (US$96) were recognized for network operating segment and recorded in “Impairment of long-lived assets” in the consolidated statement of comprehensive loss for the years ended December 31, 2016, 2017 and 2018, respectively.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Buildings	230,273	254,577	37,027
Medical equipment	668,169	404,050	58,767
Electronic and office equipment	16,864	19,564	2,845
Motor vehicles	2,361	2,993	435
Leasehold improvement and building improvements	14,771	14,050	2,043
Construction in progress	329,259	823,361	119,753
Total	1,261,697	1,518,595	220,870
Less: accumulated depreciation	(407,964)	(275,627)	(40,088)
Impairment charges	(60,162)	(23,659)	(3,441)
	793,571	1,219,309	177,341

Depreciation expenses were RMB117,051, RMB83,224 and RMB40,855 (US$5,942) for the years ended December 31, 2016, 2017 and 2018, respectively. Impairment loss of RMB47,827, RMB21,476 and RMB4,418 (US$643) were recognized for network operating segment and impairment loss of nil, nil and RMB351 (US$51) for hospital operating segment for the years ended December 31, 2016, 2017 and 2018, respectively. Impairment charges mainly include impairment provided for medical equipment in several low performance centers as well as idle assets.

For the years ended December 31, 2016, 2017 and 2018, RMB4,360, RMB27,906 and RMB41,272 (US$6,003) impairment was written off for network operating segment upon the disposal of medical equipment.

As at December31, 2017 and 2018, certain of the Group's property, plant and equipment with a total net book value of RMB37,481 and nil were pledged as collaterals for bank borrowings of RMB29,725 and nil, respectively (note17).

As at December 31, 2017 and 2018, certain of the Group's construction in progress with a total net book value of RMB206,244 and RMB633,444 (US$92,131) were pledged to secure bank and other borrowings of RMB280,459 and RMB501,789 (US$72,982), respectively (note17) and mandatorily redeemable noncontrolling interest of RMB396,281 and RMB434,216 (US$63,154) (note1), respectively.

As at December 31, 2017 and 2018, the Group held equipment under operating lease contracts with customers with an original cost of RMB519,426 and RMB205,279 (US$29,857) and accumulated depreciation of RMB312,853 and RMB133,130 (US$ 19,363), respectively.

11.	PREPAID LAND LEASE PAYMENTS

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Prepaid land lease payments	456,823	456,823	66,442
Less: accumulated amortization	(8,890)	(18,500)	(2,691)
Net carrying value	447,933	438,323	63,751

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were RMB1,195, RMB5,256 and RMB9,610 (US$1,398), respectively.

As at December 31, 2017 and 2018, certain of the Group's prepaid land lease payments with a total net book value of RMB48,273 and RMB425,743 (US$61,922) were pledged to secure bank and other borrowings of RMB280,459 and RMB501,789 (US$72,982), respectively (note 17) and mandatorily redeemable noncontrolling interest of RMB396,281 and RMB434,216 (US$63,154) (note 1), respectively.

The estimated annual amortization expenses for the prepaid land leases for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2019	9,462	1,376
2020	9,462	1,376
2021	9,462	1,376
2022	9,462	1,376
2023	9,462	1,376

12.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Operating License intangibles	Favorable lease intangibles	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2017	14,285	801	-	-	2,102	17,188
Addition of software	-	-	-	-	749	749
Disposal of centers	(3,117)	(194)	-	-	-	(3,311)
Amortization expenses	(4,399)	(301)	-	-	(1,529)	(6,229)
Intangible asset impairment	(598)	-	-	-	-	(598)
Intangible assets, net at December 31, 2017	6,171	306	-	-	1,322	7,799

Acquisition of subsidiaries (note 4)	-	-	437,350	16,010	653	454,013
Addition of software	-	-	-	-	1,779	1,779
Disposal of centers	(2,586)	-	-	-	-	(2,586)
Amortization expenses	(558)	(52)	(2,056)	(318)	(1,177)	(4,161)
Intangible assets, net at December 31, 2018	3,027	254	435,294	15,692	2,577	456,844
Intangible assets, net at December 31, 2018, in US$	440	37	63,311	2,282	375	66,445

At December 31, 2018
Intangible assets, cost	45,460	14,732	437,350	16,010	16,179	529,731
Less: accumulated amortization	(41,835)	(14,478)	(2,056)	(318)	(13,602)	(72,289)
Less: intangible asset impairment	(598)	-	-	-	-	(598)
Intangible assets, net at December 31, 2018	3,027	254	435,294	15,692	2,577	456,844

i)	Amortization expenses for intangibles were RMB10,760, RMB6,229 and RMB4,161 (US$605) for the years ended December 31, 2016, 2017 and 2018, respectively. Impairment loss on intangible assets was RMB9,810, RMB598 and nil for network operating segment for the years ended December 31, 2016, 2017 and 2018, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2019	11,162	1,623
2020	22,000	3,200
2021	23,794	3,461
2022	23,348	3,396
2023	23,140	3,366

13.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	297,040	668,698	97,258
Reserve for unrecoverable deposits	(30,860)	(30,860)	(4,488)
	266,180	637,838	92,770

*	The amount represented interest-free non-refundable partial payments to suppliers of medical equipment. The remaining contractual obligations associated with these purchase contracts are approximately RMB426,293 and RMB660,758 (US$96,103) as at December 31, 2017 and 2018 respectively, which are included in the amount disclosed as purchase commitments in note 26.

As at December31, 2017 and 2018, certain of the Group's deposits for non-current asset with a total net book value of nil and RMB13,800(US$2,007) were pledged for bank borrowings of nil and RMB10,731(US$1,561), respectively (note17).

14.	NET INVESTMENT IN DIRECT FINANCING LEASES

The Group operates as a lessor in direct financing lease agreements for medical equipment, with hospitals and other companies that engage in ongoing cooperation agreements with hospitals. These leases have terms ranging generally from three to ten years. Net investment in direct financing leases is comprised of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Total minimum lease payments to be received	88,973	83,079	12,083
Initial direct cost	86	-	-
	89,059	83,079	12,083
Unearned income	(16,107)	(10,464)	(1,521)
Net investment in direct finance leases	72,952	72,615	10,562
Current	18,900	29,638	4,311
Non-current	54,052	42,977	6,251
Total	72,952	72,615	10,562

Net investment in financing leases with carrying value of RMB24,224 and nil were pledged as collaterals for bank borrowings of RMB9,242 and nil as of December 31, 2017 and 2018, respectively (note 17).

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum lease payments
	RMB	US$
2019	31,884	4,637
2020	16,204	2,357
2021	15,087	2,194
2022	13,969	2,032
2023	3,076	447
Above 5 years	2,859	416

15.	LONG-TERM INVESTMENTS

The Company long-term investments consisted of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Equity investments without readily determinable fair values	22,160	22,160	3,223
Equity method investments	732,167	366,204	53,262
	754,327	388,364	56,485

Equity investments without readily determinable fair values:

		Equity interest owned by the Group As at December 31,
	Note	2017	2018
Allcure Information	i)	20%	9.6%

i)	20% equity interest of Allcure Information was obtained through the disposal of Allcure Medical Technology Co., Ltd. (“JWYK”) in 2015. During the year ended December 31, 2018 Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. The price of newly issued shares is not considered an observable price change because they are not a similar investment of JWYK held by the Group due to the different rights and obligations associated with the investments. As of December 31, 2017 and 2018, no impairment was recorded for the investment.

Equity method investments:

		Equity interest owned by the Group As at December 31,
	Notes	2017	2018
Xi’an JiangyuanAndike Ltd. (“JYADK”)		29.70%	29.70%
PTC	i)	59.51%	59.51%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	ii)	8.13%	5.41%
Wuxi Meizhongjiahe Cancer Center (“Wuxi MZJH”)		10.00%	10.00%
Suzhou Chorus Medical Technologies Co., Ltd. (“Suzhou Chorus”)	iii)	36.00%	36.00%
Global Oncology One, Inc. (“Global Oncology”)	iii)	46.90%	-
CMCC	iv)	35.20%	-
Guofu Huimei	v)	26.07%	-
BPMC	vi)	25.00%	-
Beijing Century Friendship	vi)	21.69%	-
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. ("SH MZJH")	vii)	-	43.23%
Shanghai Rongchi Medical Management Co., Ltd. ("SH Rongchi")	viii)	-	24.40%
Tianjin Jiatai Enterprise Management Center (Limited Partnership) ("Tianjin Jiatai")	viii)	-	22.82%
DTAP @ Adam Road PTE.LTD. (“DTAP”)	ix)	-	49.00%

i)	On December 28, 2012, the Group acquired 44.55% limited partner interests of PTC, a limited partnership in Texas, U.S.A., and 45% legal interest of PTC GP Management LLC, a limited liability company registered in Texas, U.S.A and the sole general partner of PTC with 1% interest of PTC, with a consideration of RMB201,176 in cash. On July 31, 2015, the Group acquired additional 14.34% limited partner interests of PTC and additional 17.07% legal interest of PTC GP Management LLC, with a consideration of RMB30,063 in cash. After the additional investments, the Group owned 59.51% interests of PTC which ultimately holds 45.41% legal ownership interests of the University of Texas MD Anderson Cancer Center Proton Therapy Center (“MDA Proton”), a proton treatment center in Texas, U.S.A.

In accordance with PTC GP Management LLC’s regulation, the Group is only entitled to designate two out of the five managers and simply majority (more than 50%) amongst the managers is required to pass any resolution. Furthermore, the regulation can only be amended at the request by managers or super majority (more than 2/3) of member interest. Thus, the Group is not able to control PTC GP Management LLC.

According to the partnership agreements, the Group has significant influence over PTC which can demonstrate control over MDA Proton by acting as the sole general partner. The Group accounts for its investment in PTC, and ultimately MDA Proton, under the equity method of accounting. The Group’s share of the net profit or loss of PTC, after accounting for the effect of the difference between the cost basis of the equity method investment and the underlying assets of the investee, was a gain of RMB127, RMB17,697 and RMB509 (US$74) for the years ended December 31, 2016, 2017 and 2018 respectively. Total cash distribution received by the Group from PTC was RMB9,357, RMB6,227 and RMB11,626 (US$1,691) for the years ended December 31, 2016, 2017 and 2018, respectively.

On November 29, 2018, MDA Proton reached an agreement with UTMDACC to sell all its assets and liabilities to UTMDACC as well as terminating management service agreement between MDA Proton and PTC. The Group received a total consideration RMB212,855 (US$30,958) from PTC on dissolution between MDA Proton and PTC, leading to the disposal gain of RMB48,019 (US$6,984) in 2018, and the carrying amount of the equity investment remained RMB31,497 (US$4,581) as of December 31, 2018.

ii)	In 2017, JKSY, a subsidiary of the Group, entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018, with the subscribed capital injection from new investors, the equity interest JKSY shared in Suzhou Shengshan should be diluted to 4.57%. As the injection was not completed, the actual equity interest shared in Suzhou Shengshan was diluted to 5.41% as of December 31, 2018. According to the partnership agreement, JKSY acts as a limited partner and has significant influence over Suzhou Shengshan's daily operation.

iii)	In 2015, the Group entered into two share transfer agreements with JWYK, which was controlled by one of the Group's directors. Pursuant to the agreements, JWYK would acquire 36% equity interest in Suzhou Chorus and 100% interest in China Medstar, an oversea subsidiary of the Company who holds 46.9% equity interest in Global Oncology from the Group, at a consideration of RMB4,320 and RMB8,679 respectively. On April 25, 2016 and November 10, 2016, the Group received full payments from JWYK. As of December 31, 2018, the change in registration of shareholders for Global Oncology has been completed, but the change in registration of shareholders for Suzhou Chorus has not been completed and the consideration received was recorded in advance from JWYK, the “accrued expenses and other liabilities” on the consolidated balance sheets (note 18).

iv)	In May 2017, the Group through its subsidiary Aohua Technology, acquired 31.64% equity interest of CMCC at a consideration of RMB105,119 from the original shareholder. In December 2017, the Group, through its subsidiary CHMG, further acquired 3.56% equity interest of CMCC at a consideration of RMB11,820. By the end of 2017, with the completion of changes in registration, the Group held 35.20% equity interest of CMCC. On October 8, 2018, the Group acquired further 54.8% equity interest of CMCC at a consideration of RMB182,100 (note 4) and consolidate CMCC as a subsidiary.

v)	In April 2017, the Group completed the capital injection and obtained 26.07% in Guofu Huimei with a total subscribed capital of RMB262,999. In July 2018, the other shareholder of Guofu Huimei, ZR Guofu, withdraw all its original investments in Guofu Huimei, amounting to RMB746,000, then the Group became the sole shareholder of Guofu Huimei and consolidate Guofu Huimei as a subsidiary (note4).

vi)	In April 2017, Guofu Huimei injected RMB388,500 to Beijing Century Friendship which holds 55% of BPMC, leading to the dilution of the Group's interest and loss in control of Beijing Century Friendship and BPMC to 21.69% and 25%, respectively. On October 8, 2018, the Group acquired further 78.31% equity interest of Beijing Century Friendship with 55% equity interest of BPMC at a consideration of RMB388,500 (note 4) and consolidate Beijing Century Friendship and BMPC as subsidiaries.

vii)	In January 2018, the Group through its subsidiaries MHM, Global Medical Imaging and an equity investee of the Group, Tianjin Jiatai established SH MZJH for the operations of hospital business. According to the article of corporation, the Group subscribes 29% interest at a consideration of RMB43,500 (US$6,327) and has significant influence over SH MZJH’s daily operation. The Group injected RMB15,000 (US$2,182) as of December 31, 2018, which shared 43.23% equity of SH MZJH since the capital injection was not completed.

viii)	On October 8, 2018, the Group became the sole shareholder of Guofu Huimei while ZR Guofu withdraw all its investments, the acquired assets of Guofu Huimei include 24.40% equity interests of SH Rongchi and 22.82% equity interests of Tianjin Jiatai, while Tianjin Jiatai owned 71.32% equity of SH Rongchi. According to the articles of corporation, the Group has significant influence over Tianjin Jiatai and SH Rongchi.

ix)	In December 2018, DTAP was set up and registered in Singapore by CHS and Republic Healthcare Holdings PTE.LTD, a third party of the Group. CHS subscribed to inject SG$0.49 (US$0.36) to share 49% equity of DTAP, and account for the investment as joint venture according to the cooperation agreement.

16.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred costs	1,066	267	39
Deposits – long-term*	20,747	2,719	395
Others**	8,579	4,890	709
	30,392	7,876	1,143

*	On June 21, 2011, the Group provided interest-free financing amounting to RMB23,608 to Changhai Hospital, a third party, for the purchase of a robotic radiosurgery system, impairment losses of RMB11,527 was provided for the remaining balances as of December 31, 2018.

**	For the years ended December 31, 2017 and 2018, no impairment loss were provided for the balances.

17.	BANK AND OTHER BORROWINGS

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Total bank and other borrowings	993,945	938,114	136,442
Comprised of:
Short-term	512,222	396,520	57,671
Long-term, current portion	197,139	44,068	6,409
	709,361	440,588	64,080
Long-term, non-current portion	284,584	497,526	72,362
	993,945	938,114	136,442

Certain bank borrowings are secured by equipment with a net carrying value of RMB37,481 and nil (note 10), accounts receivable with a carrying value of RMB13,164 and nil (note 6), net investment in financing leases with carrying value of RMB24,224 and nil (note 14), certain prepaid land lease payment with a carrying value of RMB48,273 and RMB425,742 (USD$61,922) (note 11), certain construction in progress with a carrying value of RMB 206,244 and RMB893,087 (USD$129,894) (note 10), deposit for non-current asset with a carrying value of nil and RMB13,800 (USD$2,007) (note 13),and restricted cash of RMB563,986 and RMB421,990 (US$61,376) (note 2), as of December 31, 2017 and 2018, respectively.

As at December 31, 2017 and 2018, the short-term bank and other borrowing bore a weighted average interest of 2.45 % and 4.08% per annum, and the long-term bank and other borrowings bore a weighted average interest of 12.16% and 9.81% per annum, respectively. As at December 31, 2018, bank and other borrowings amounted to RMB31,083 (US$4,521) (2017: RMB546,519) and RMB907,031(US$131,922) (2017: RMB447,426) were denominated in US$ and RMB, respectively.

As of December 31, 2018, the maturity profile of these long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	44,068	6,409
Between one and two years	11,098	1,614
Between two and three years	38,926	5,662
Between three and four years	102,057	14,844
Above four years	345,445	50,242
	541,594	78,771

As of December 31, 2018, the Company had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to RMB33,480 (US$4,869) and RMB1,060,000 (USD$154,171), respectively.

18.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Accrued expenses	24,537	44,621	6,490
Salaries and welfare payable	8,183	8,612	1,253
Business and other taxes payable	12,253	11,400	1,658
Secured borrowings, current (note 19)	85,106	-	-
MD Anderson consulting fee payable	13,642	51,029	7,422
Acquisition payable for investment in CMCC	116,922	116,922	17,006
Consideration advance from JWYK (note 15)	12,453	4,320	628
Advance from customers	2,095	19,250	2,800
Other accruals	110,728	161,852	23,539
	385,919	418,006	60,796

19.	Secured borrowing

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

For the years ended December 31, 2016 and 2017, the Group repaid the secured borrowings and related interest according to the payment schedule and the balance was RMB248,604 including the current portion of RMB85,106 as of December 31, 2017.

For the year ended December 31, 2018, the Group repaid the remaining principal of RMB248,604 and settled asset-backed securities with HengTai.

20.	SHAREHOLDERS’ EQUITY

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. On January 27, 2015, the directors of the Company had resolved, subject to the adoption of the Amended M&A, to issue 45,787,948 Class B Ordinary Shares to Morgancreek Investment Holdings Limited (“Morgancreek”), in exchange of 45,787,948 Class A Ordinary Shares held by Morgancreek. During the year ended December 31, 2018, the 45,787,948 Class A ordinary shares of Morgancreek were converted to Class B ordinary shares.

As of December 31, 2018, there were 84,390,429 Class A and 45,787,948 Class B ordinary shares outstanding, respectively.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2017 and 2018.

Special dividend

On December 11, 2015, the Board of Directors declared a special cash dividend of US$0.33 per ordinary share based on the number of ordinary shares outstanding as of September 30, 2015. The total amount of the special dividend was approximately RMB288,157, of which RMB285,829 has been paid in 2016. No special dividend was declared in 2017 and 2018.

No other dividend has been declared for the years ended December 31, 2016, 2017 and 2018.

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB3,790,974 (US$551,374) as of December 31, 2018.

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate up to 35% in 2016 and 2017 and 21% in 2018) on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. CMS (USA) is incorporated in the State of Texas, U.S.A. in 2013 and does not conduct any substantive operations of its own. The amount of current income tax for federal and state for US Proton was nil, nil and RMB2,867 (USD417) for the years ended December 31, 2016, 2017, and 2018. While we believe we were able to make reasonable estimates of the impact of the Tax Cuts and Jobs Act in these financial statements, the amounts recorded are provisional and the final impact may differ from these estimates due to, among other things, changes in our interpretations and assumptions and additional guidance that may be issued by regulatory authorities.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2016, 2017 and 2018. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

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

Enterprise income tax: (continued)

Loss before income taxes consists of:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Non – PRC	(141,602)	(193,212)	(98,709)	(14,357)
PRC	(62,996)	(60,683)	(126,537)	(18,404)
	(204,598)	(253,895)	(225,246)	(32,761)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Current tax expense	25,617	5,105	43,209	6,284
Deferred tax expense (benefit)	34,869	26,684	(9,158)	(1,331)
	60,486	31,789	34,051	4,953

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Loss before income taxes	(204,598)	(253,895)	(225,246)	(32,761)
Income tax computed at the tax rate of 25%	(51,150)	(63,474)	(56,309)	(8,190)
Effect of different tax rates in different jurisdictions	10,400	23,554	11,758	1,710
Non-deductible expenses	6,942	13,872	4,661	678
Non-taxable income	-	(1,942)	(7,322)	(1,065)
Unrecognized tax positions	1,467	(2,942)	41,122	5,981
Changes of valuation allowance	73,847	48,089	45,112	6,561
Withholding tax	18,980	15,624	(4,971)	(722)
Effect of tax rate change	-	(992)	-	-
	60,486	31,789	34,051	4,953

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	122,651	175,033	25,455
Depreciation and amortization	4,807	2,813	409
Property, plant and equipment impairment	17,395	8,750	1,273
Deposits for non-current assets	6,400	6,400	931
Allowance for net investment in financing lease	4,518	1,085	158
Allowance for doubtful accounts	1,004	4,453	648
Deferred revenue	1	-	-
Long term receivables	3,942	9,679	1,408
Intangible assets	795	-	-
Accrued expenses	5,434	9,032	1,314
Capital allowances	-	-	-
Others	495	527	77
Total deferred tax assets	167,442	217,772	31,673
less: Valuation allowance**	(157,876)	(217,076)	(31,572)
Net deferred tax assets	9,566	696	101

Deferred tax liabilities
Withholding tax for PRC entities	(50,876)	(39,495)	(5,745)
Aohua Technology transfer Tianjin Concord Medical loss	(5,632)	-	-
Equity investment	(8,317)	-	-
Property, plant and equipment	(2,681)	(415)	(60)
Disposal of Beijing Century Friendship	(13,758)	(3,126)	(454)
Intangible assets	(733)	(113,590)	(16,521)
Deferred costs	(67)	(67)	(10)
Revenue generated from financing lease	(731)	-	-
Long-term deferred assets	(348)	-	-
Capitalized Interest	-	(9,649)	(1,403)

Total deferred tax liabilities	(83,143)	(166,342)	(24,193)

Deferred tax assets, net***	-	-	-

Deferred tax liabilities, net***	(73,577)	(165,646)	(24,092)

*	As of December 31, 2018, the Group had net operating losses from several of its PRC and oversea entities of RMB225,246 (US$32,761), which can be carried forward to offset future taxable profit. The net operating loss carry forwards as of December 31, 2018 will expire in years 2019 to 2038 if not utilized.

**	The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

***	On the face of balance sheet, as at December 31, 2017 and 2018, deferred tax assets of approximately RMB9,566 and RMB696 (US$101) have been offset against deferred tax liabilities.

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Balance at the beginning of year	(114,561)	(157,876)	(22,962)
Change of valuation allowance in the current year	(43,315)	(59,200)	(8,610)
Balance at the end of year	(157,876)	(217,076)	(31,572)

As of December 31, 2018, the Group has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, which will expire between 2019 to 2038.

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Balance at the beginning of year	38,420	41,358	6,015
Additions based on tax positions related to the current year	4,263	30,043	4,370
Additions related to prior year tax position	3,658	9,676	1,407
Reversal related to prior year tax position	(1,207)	-	-
Decrease relating to expiration of applicable statute of limitation	(3,079)	(920)	(134)
Foreign currency translation	(697)	843	123
Balance at the end of year	41,358	81,000	11,781

As of December 31, 2017 and 2018, the Group had recorded RMB70,992 and RMB118,943 (US$17,300) as an accrual for unrecognized tax benefit and related interest and penalties, respectively. At December 31, 2017 and 2018, there were RMB18,381 and RMB46,978 (US$6,833) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Company recognized an increase amounting to RMB1,467, RMB2,770 and RMB8,309 (US$1,208) in interest and penalties during the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the Company recognized RMB29,634 and RMB37,943 (US$5,519), respectively of interest and penalties. Uncertain tax benefits were recorded as other long-term liabilities.

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2013 to 2018 remain subject to examination by the tax authorities.

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

Under the current VAT regulation, for the contracts signed prior to the pilot of VAT reform or the movable property acquired prior to the pilot of VAT reform for operating leasing, the relevant rental income from leasing arrangement of movable property could adopt the simple tax calculation method and be subject to 3% VAT levy rate. Other than the above, if the contracts signed after the pilot of VAT reform, the rental income derived from movable property leasing arrangement is subject to VAT at 17%. After a new VAT reform came into effect on 1 May 2018, the rental income derived from movable property leasing arrangement is subject to VAT at 16%. The technical service income is subject to VAT at 6%.

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

The following table summarizes employee share options activities for the year ended December 31, 2018:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant-date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2018	3,217,087	US$	5.11	US$	0.81	13.13	-
Granted	-		-		-	-	-
Exercised	-		-		-	-	-
Forfeited	(240,954)	US$	2.04	US$	0.65	-	-
Outstanding, December 31, 2018	2,976,133	US$	5.36	US$	0.83	14.19	-
Expected to vest, December 31, 2018	-		-		-	-	-
Exercisable at December 31, 2018	2,976,133	US$	5.36	US$	0.83	14.19	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2018, unrecognized share-based compensation cost related to share options was nil.

Restricted shares

On February 18, 2014, July 1, 2014 and August 1, 2014, the Company granted 1,370,250, 21,132 and 69,564 restricted shares of the Company (“Restricted Shares”) to the employees of the Company, respectively. The Restricted Shares have a service condition where the grantees can remove restriction on 25% of total number of Restricted Shares on annual basis over a four-year period ending the fourth anniversary of the grant date.

The Group did not grant any Restricted Shares in 2015 and 2016.

On August 7, 2017, August 8, 2017, September 13, 2017 and October 2, 2018, the Company granted 1,453,950, 3,319,200, 45,000 and 5,992,605 Restricted Shares to the employees of the Company, respectively. The Restricted Shares have a service condition where the grantees can remove restriction on 25% of total number of Restricted Shares on annual basis over a four-year period ending the fourth anniversary of the grant date.

Grant Date	Number of Awards	Fair Value per Share at the Grant date (US$)
February 18, 2014	1,370,250	1.93
July 1, 2014	21,132	2.35
August 1, 2014	69,564	2.44
August 7, 2017	1,453,950	1.33
August 8, 2017	3,319,200	1.34
September 13, 2017	45,000	1.33
October 2, 2018	5,992,605	1.19

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted Shares activity for the year ended December 31, 2018 was as follows:

	Numbers of shares	Weighted average grant date fair value
	RMB	US$
Outstanding, January 1, 2018	6,041,847	1.17
Granted	5,992,605	1.34
Forfeited	(374,250)	1.34
Vested	(86,400)	1.16
Outstanding, December 31, 2018	11,573,802	0.64
Expected to vest, December 31, 2018	11,573,802	0.64

As of December 31, 2018, unrecognized share-based compensation cost related to Restricted Shares was RMB65,049 (US$9,461) which was expected to be recognized over a weighted-average vesting period of 3.3 years.

The share-based compensation expense of the share options and Restricted Shares granted to employees for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
General and administrative expenses	7,573	10,099	9,173	1,334
Selling expenses	827	1,542	1,966	286
	8,400	11,641	11,139	1,620

24.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Tianjin Jiatai	Equity investee of the Group
Wuxi MZJH	Equity investee of the Group
SH Rongchi	Equity investee of the Group
SH MZJH	Equity investee of the Group
Gopher Asset Management (“Gopher”)	An entity controlled by a director of the Company
Allcure Information	An entity controlled by a director of the Company
JWYK	An entity controlled by a director of the Company
Shanghai Huifu Technology Limited	An entity controlled by a director of the Company
Cherrylane Investment Limited	An entity controlled by a director of the Company
Guofu Huimei *	Equity investee of the Group till October 7, 2018
CMCC *	Equity investee of the Group till October 7, 2018
Beijing Century Friendship *	Equity investee of the Group till October 7, 2018

 *  Guofu Huimei, CMCC and Beijing Century Friendship were equity investee of the Group previously, which have been acquired by the Group since October 8, 2018 and have become subsidiaries of the Group.

b)	The Group had the following related party transactions for the years ended December 31, 2016, 2017 and 2018.

	For the Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Loan to:
JYADK	1,485	-	-	-
Allcure Information	9,000	-	-	-
Tianjin Jiatai	-	-	50	7
Wuxi MZJH	-	-	460	67
SH MZJH	-	-	1,000	145
	10,485	-	1,510	219
Interest income from:
JYADK	370	221	285	41

Loan from:
Guofu Huimei	-	300,000	-	-
Beijing Century Friendship	-	218,104	30,551	4,443
CMCC	-	41,010	13,408	1,950
Tianjin Jiatai	-	91,855	-	-
Shanghai Huifu Technology Limited	-	-	22,000	3,200
Wuxi MZJH	-	-	1,850	269
SH Rongchi	-	-	18,820	2,737
SH MZJH	-	-	12,420	1,806
Cherrylane Investment Limited	-	-	12,720	1,850
	-	650,969	111,769	16,255
Interest expense to:
Tianjin Jiatai	-	-	193	28
Guofu Huimei *	-	31,716	15,997	2,327
Gopher	15,073	14,639	6,957	1,012
	15,073	46,355	23,147	3,367
Repayment to:
Tianjin Jiatai	-	-	36,420	5,297
Gopher	-	-	176,906	25,730
Shanghai Huifu Technology Limited	-	-	20,285	2,950
Cherrylane Investment Limited	-	-	2,750	400
	-	-	236,361	34,377

Management service income from:
Tianjin Jiatai	7,988	6,577	-	-
SH MZJH	-	-	4,810	700
CMCC	-	4,118	4,331	630
	7,988	10,695	9,141	1,330

Consultation service income from:
JWYK	70	-	-	-

*	The interest expense paid to Guofu Huimei amounting to RMB15,997 (US$2,327) is capitalized in year 2018.

c)	The balances between the Company and its related parties as of December 31, 2017 and 2018 are listed below.

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Due from related parties, current:
JYADK	4,879	5,112	743
Allcure Information	9,000	9,000	1,309
Tianjin Jiatai	7,029	-	-
SH MZJH	-	6,099	887
Wuxi MZJH	-	460	67
CMCC	4,396	-	-
	25,304	20,671	3,006
Due to related parties, current
Gopher (note 17)	167,820	-	-
Wuxi MZJH	-	1,850	269
SH MZJH	-	12,420	1,806
Shanghai Huifu Technology	-	1,715	249
	167,820	15,985	2,324

Due to related parties, non-current
SH Rongchi *	-	155,570	22,626
Cherrylane Investment Limited *	-	9,969	1,450
Guofu Huimei	280,459	-	-
Beijing Century Friendship*	218,104	-	-
CMCC*	41,010	-	-
Tianjin Jiatai *	91,855	56,978	8,287
	631,428	222,517	32,363

*	As at December 31, 2017 and 2018, the balance due to related parties, non-current is recorded in “Amount due to related parties, non-current portion” on the consolidated balance sheet.

25.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB13,078 and RMB13,348 and RMB13,291 (US$1,933) for the years ended December 31, 2016, 2017 and 2018, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income (loss) as incurred. The total amounts for such employee benefits were approximately RMB265, RMB399 and RMB315 (US$46) for the years ended December 31, 2016, 2017 and 2018, respectively.

26.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2018:

	RMB	US$
2019	18,913	2,751
2020	20,977	3,051
2021	13,122	1,909
2022	8,584	1,248
2023	8,629	1,255
Thereafter	53,993	7,852
	124,218	18,066

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to RMB17,765, RMB16,436 and RMB15,457 (US$2,248) respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB426,293 and RMB660,758 (US$96,103) at December 31, 2017 and 2018 respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2018, the Group has recognized approximately RMB118,943 (US$17,300) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

27.	SEGMENT REPORTING

For the years ended December 31, 2016, 2017 and 2018, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the year ended December 31, 2018
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	138,070	52,828	190,898	27,765
Cost of sales	(79,266)	(91,870)	(171,136)	(24,891)
Gross profit (loss)	58,804	(39,042)	19,762	2,874

	For the year ended December 31, 2017
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	299,321	31,656	330,977
Cost of sales	(166,407)	(66,572)	(232,979)
Gross profit (loss)	132,914	(34,916)	97,998

	For the year ended December 31, 2016
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	443,601	11,441	455,042
Cost of sales	(247,510)	(39,033)	(286,543)
Gross profit (loss)	196,091	(27,592)	168,499

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Segment assets
Network	2,113,756	2,103,569	305,948
Hospital	1,351,634	2,481,825	360,967
Total segment assets	3,465,390	4,585,394	666,915

Major Customers

No single customer represented 10% or more of total net revenue for the years ended December 31, 2016 and 2018. Changhai Hospital represented 12.5% of total net revenue for the year ended December 31, 2017.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Revenues from PRC	443,601	302,304	149,548	21,751
Revenues from Singapore	11,441	28,673	41,350	6,014
Total revenues	455,042	330,977	190,898	27,765

Total long-lived assets excluding financial instruments and deferred tax assets by country were as follows:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
PRC	789,320	2,036,133	296,143
Singapore	279,615	281,495	40,942
Total long-lived assets	1,068,935	2,317,628	337,085

28.	LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted per share for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net loss attributable to Concord Medical Services Holdings Limited	(261,867)	(284,320)	(234,875)	(34,162)
Accretion of contingently redeemable noncontrolling interests	-	-	(124,355)	(18,087)
Numerator for EPS computation	(261,867)	(284,320)	(359,230)	(52,249)

			For the Years Ended December 31,
	2016	2017	2018		2018
			Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(261,867)	(284,320)	(28,402)	(47,764)	(30,827)	(4,484)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	130,631,867	130,091,977	118,940,054	118,940,054	11,164,733	11,164,733
Loss per share – basic and diluted	(2.00)	(2.19)	(2.76)	(0.40)	(2.76)	(0.40)

The effects of share options and Restricted Shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2016, 2017 and 2018 as their effects would be anti-dilutive.

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	3,104	722	105
Amounts due from subsidiaries	414,692	503,087	73,171
Total current assets	417,796	503,809	73,276
Non-current assets:
Investments in subsidiaries	2,027,530	1,623,996	236,201
Deferred cost, non-current	800	-	-
Total assets	2,446,126	2,127,805	309,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	512,221	249,202	36,245
Accrued expenses and other liabilities	16,871	29,310	4,263
Amounts due to subsidiaries	982,985	1,411,871	205,348
Total current liabilities	1,512,077	1,690,383	245,856

Total liabilities	1,512,077	1,690,383	245,856

Shareholders’ equity:
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-142,353,532 as of December 31, 2017 and 2018; outstanding shares-130,091,977 and 84,390,429 as of December 31, 2017 and 2018, respectively)	105	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares-45,787,948; issued shares-nil and 45,787,948 as of December 31, 2017 and 2018; outstanding shares- nil and 45,787,948 as of December 31, 2017 and 2018, respectively)	-	37	5
Treasury stock (12,261,555 and 12,175,155 as of December 31, 2017 and 2018, respectively)	(8)	(8)	(1)
Additional paid-in capital	1,860,763	1,758,937	255,827
Accumulated other comprehensive loss	(47,418)	(88,621)	(12,889)
Accumulated deficit	(879,393)	(1,232,991)	(179,331)
Total shareholders’ equity	934,049	437,422	63,621
Total liabilities and shareholders’ equity	2,446,126	2,127,805	309,477

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues	-	-	-	-
Cost of revenues	-	-	-	-
General and administrative expenses	(22,843)	(24,431)	(17,051)	(2,480)
Selling expenses	(825)	(1,802)	(2,021)	(294)
Operating loss	(23,668)	(26,233)	(19,072)	(2,774)
Equity in loss of subsidiaries	(219,201)	(250,696)	(333,682)	(48,532)
Interest income	-	-	14	2
Interest expense	(19,326)	(7,554)	(15,325)	(2,229)
Change in fair value of derivatives	713	-	-	-
Foreign exchange gain	3,138	163	8,835	1,285
Net loss	(258,344)	(284,320)	(359,230)	(52,248)
Other comprehensive (loss) income, net of tax of nil foreign currency translation adjustments	(41,394)	40,550	(41,203)	(5,993)
Total other comprehensive (loss) income	(41,394)	40,550	(41,203)	(5,993)
Comprehensive loss	(299,738)	(243,770)	(400,433)	(58,241)

Condensed statements of cash flows

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash used in operating activities	(5,230)	(89,751)	(5,024)	(731)
Net cash generated from (used in) investing activities	785,513	(21,452)	294,551	42,841
Net cash (used in) generated from financing activities	(748,076)	127,106	(284,824)	(41,426)

Exchange rate effect on cash	(11,757)	(35,017)	(7,085)	(1,030)

Net increase (decrease) in cash	20,450	(19,114)	(2,382)	(346)
Cash at beginning of the year	1,768	22,218	3,104	451

Cash at end of the year	22,218	3,104	722	105

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments - Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries profit or loss as “Equity in loss of subsidiaries” on the statements of comprehensive income (loss). The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

30.	FAIR VALUE MEASUREMENTS

The Group applies ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

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

The Group apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Goodwill, intangible assets, and other long-lived assets are measured at fair value on a nonrecurring basis, only if impairment is indicated.

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the year ended December 31, 2018.

As of December 31, 2018, we determined that certain equipment and long-lived assets related to the Group’s terminated centers were impaired. In accordance with ASC 360 Property, plant and equipment, long-lived assets held and used with a carrying amount of RMB7,885 (US$1,147) were written down to their fair value of RMB117 (US$17).  The resulting impairment charge of RMB7,768 (US$1,130) was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows based on a discount rate of 14% and expected remaining useful life of such assets, and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

	Fair Value Measurement at the End of the Reporting Period Using
			Quoted Prices in Active	Significance
	As of		Markets for Identical	Other Observable	Significant Unobservable
	December 31, 2018		Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total loss
	RMB	US$	RMB	RMB	RMB	RMB
Description
Fair value measurements on a recurring basis:
Available-for-sale debt investments	50,000	7,272	50,000	-	-	-

Nonrecurring fair value measurements:
Long-lived assets held and used	117	17	-	-	117	(7,768)

Fair Value Measurement at the End of the Reporting Period Using
			Quoted Prices in Active	Significance
	As of		Markets for Identical	Other Observable	Significant Unobservable
	December 31, 2017		Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total loss
	RMB	US$	RMB	RMB		RMB
Description
Nonrecurring fair value measurements:
Long-lived assets held and used	632	97	-	-	632	(1,507)

31.	SUBSEQUENT EVENTS

On February 28, 2019, China Medical Service Holdings Ltd.(HK), a subsidiary of the Group, entered into a shares purchase agreement to purchase 20% equity interests of Zhejiang Haiyang Leasing Co., Ltd (“Zhejiang Haiyang”) at a consideration of the lower of:

1) 20% of the total assets of Zhejiang Haiyang as of December 31, 2018 plus 20% of the audited net profit of Zhejiang Haiyang from January 1, 2019 to the completion day of the transaction, or

2) RMB170,000.

