Form 20-F
period 2019-12-31
Concord Medical Services Holdings Ltd
filed 2020-04-30
CIK 1472072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

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
Beijing 100013
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.0001 per share*	CCM	New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on the New York Stock Exchange under the symbol “CCM.” Each ADS represents the right to receive three Class A ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

130,241,995 ordinary shares, including 84,454,047 Class A ordinary shares and 45,787,948 Class B ordinary shares, outstanding as of December 31, 2019

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADR” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Beijing Meizhong Jiahe Hospital Management Co., Ltd. (formerly known as CMS Hospital Management Co., Ltd., “Meizhong Jiahe” or “MHM”), Beijing Yundu Internet Technology Co., Ltd. (“Yundu”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Tianjin Concord Medical Technology Limited (formerly known as Tianjing Kangmeng Radiology Equipment Management Co., Ltd, “Tianjin Concord Medical”), Medstar (Shanghai) Financial Leasing Co., Ltd. (“Shanghai Medstar”), Guangzhou Concord Cancer Center Co., Ltd. (formerly known as Guangzhou Concord Cancer Hospital Co., Ltd., “Guangzhou Concord Cancer Center”), Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Guangzhou Jinkangshenyou Investment Co., Ltd., Shanghai Concord Cancer Center Co., Ltd (formerly known as Shanghai Concord Cancer Hospital Co., Ltd., “Shanghai Concord Cancer Center” or “SHC”), Shenzhen Concord Medical Investment Limited, Beijing Proton Medical Center Co., Ltd. (“Beijing Proton Medical Center”), Shanghai Taifeng Medical Technology Ltd., Datong Meizhong Jiahe Cancer Center, Wuxi Concord Medical Development Ltd., Taizhou Concord Leasing Co., Ltd., Beijing Concord Medical Technology Co., Ltd., Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”), Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (also known as Shanghai Concord Medical Cancer Center, “Shanghai Meizhong Jiahe Cancer Center” or “CMCC”), Shanghai Rongchi Medical Management Limited (“SH Rongchi”), Medstar (Tianjin) Medical Technology Limited, Tianjin Jiatai Entity Management Limited Partnership (“Tianjin Jiatai”), Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., Wuxi Meizhong Jiahe Cancer Center Co., Ltd., and Heze Meizhong Jiahe Cancer Center Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and

•	“SGD” and “Singapore dollars” are to the legal currency of Singapore.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect as of December 31, 2019.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 24, 2020, the noon buying rate was RMB7.0813 to US$1.00.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive loss and other consolidated financial data for the years ended December 31, 2017, 2018 and 2019 (other than the loss per ADS data) and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

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

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	616,485	455,042	330,977	190,898	198,363	28,493
Cost of revenues	(353,336)	(286,543)	(232,979)	(171,136)	(214,193)	(30,767)
Gross profit	263,149	168,499	97,998	19,762	(15,830)	(2,274)
Operating expenses:
Selling expenses(1)	(112,815)	(70,093)	(43,608)	(21,718)	(30,241)	(4,344)
General and administrative expenses(2)	(132,952)	(205,908)	(237,646)	(291,854)	(315,134)	(45,266)
Impairment of long-lived assets	(23,125)	(61,124)	(28,600)	(5,433)	(76,089)	(10,930)
Other operating income	—	—	—	—	—	—
Operating loss	(5,743)	(168,626)	(211,856)	(299,243)	(437,294)	(62,814)
Interest expense	(53,214)	(89,327)	(89,959)	(46,232)	(28,700)	(4,112)
Foreign exchange gain, net	10,348	13,472	4,023	36,531	34,990	5,026
(Loss) gain on disposal of long-lived assets	(4,220)	(7,619)	(31,437)	4,711	(1,299)	(187)
Interest income	22,447	27,982	12,077	14,168	9,165	1,316
Changes in fair value of derivatives	33,731	713	—	—	—	—
Loss on debt extinguishment	(36,648)	—	—	—	—	—
Income (loss) from equity method investments	(5,572)	616	1,454	(20,747)	(5,078)	(729)
Gain on disposal of subsidiaries	16,381	—	58,913	3,341	—	—
Other income, net	17,236	18,191	2,890	34,206	37,138	5,335
Gain on disposal of an equity method investment	—	—	—	48,019	—	—
Loss from continuing operations before income taxes	(5,254)	(204,598)	(253,895)	(225,246)	(391,078)	(56,175)
Income tax (expenses) benefit	(74,025)	(60,486)	(31,789)	(34,051)	38,986	5,600
Net loss from continuing operations	(79,279)	(265,084)	(285,684)	(259,297)	(352,092)	(50,575)
Net loss from discontinued operations	—	—	—	—	—	—
Net loss	(79,279)	(265,084)	(285,684)	(259,297)	(352,092)	(50,575)
Net loss attributable to non-controlling interests	(975)	(3,217)	(1,364)	(24,422)	(45,043)	(6,470)
Net loss attributable to Concord Medical Services Holdings Limited	(78,304)	(261,867)	(284,320)	(234,875)	(307,049)	(44,105)
Loss per share for Class A and Class B ordinary shares
From continuing operations	(0.58)	(2.00)	(2.19)	(2.76)	(4.24)	(0.61)
From discontinued operations	—	—	—	—	—	—
Basic/Diluted	(0.58)	(2.00)	(2.19)	(2.76)	(4.24)	(0.61)
Loss per ADS
From continuing operations	(1.75)	(6.00)	(6.56)	(8.28)	(12.72)	(1.83)
From discontinuing operations	—	—	—	—	—	—
Basic/Diluted	(1.75)	(6.00)	(6.56)	(8.28)	(12.72)	(1.83)
Weighted average number of Class A and Class B ordinary shares outstanding: Basic/Diluted	134,546,772	130,631,867	130,091,977	130,104,787	130,238,498	130,238,498

(1)	Our selling expenses included share-based compensation of RMB0.8 million in 2015, RMB0.8 million in 2016, RMB1.5 million in 2017, RMB2.0 million in 2018 and RMB2.9 million (US$0.4 million) in 2019.
(2)	Our general and administrative expenses included share-based compensation of RMB7.3 million in 2015, RMB7.6 million in 2016, RMB10.1 million in 2017, RMB9.2 million in 2018 and RMB17.7 million (US$2.5 million) in 2019.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	485,440	189,905	98,191	404,742	74,307	10,674
Total current assets	1,501,117	1,194,856	1,111,136	1,228,692	282,487	40,578
Property, plant and equipment, net	918,815	775,338	793,571	1,219,309	1,898,861	272,754
Goodwill	—	—	—	165,171	210,443	30,229
Intangible assets, net	43,453	17,188	7,799	456,844	532,489	76,487
Total assets	3,593,591	3,228,603	3,465,390	4,585,394	4,297,445	617,290
Long-term bank and other borrowings, current portion	350,786	82,632	197,139	44,068	42,939	6,168
Total current liabilities	1,507,246	951,059	1,108,171	870,265	627,451	90,129
Total non-current liabilities	652,557	1,045,774	1,342,301	1,441,248	1,780,756	255,789
Contingently redeemable non-controlling interest	—	—	—	1,720,366	1,909,606	274,298
Total equity (deficit)	1,433,788	1,231,770	1,014,918	553,515	(20,368)	(2,926)
Total liabilities, mezzanine equity and equity (deficit)	3,593,591	3,228,603	3,465,390	4,585,394	4,297,445	617,290

Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	(175,138)	(78,078)	26,732	(38,591)	(195,347)	(28,058)
Net cash used in investing activities(1)	(391,083)	(74,847)	(313,010)	(1,000,355)	(1,071,507)	(153,913)
Net cash (used in) generated from financing activities	590,398	(117,922)	189,899	1,203,042	513,268	73,726
Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(17,419)	(11,240)	157	459	1,161	166
Net increase (decrease) in cash(2)	6,758	(282,087)	(96,222)	164,555	(752,425)	(108,079)

(1)

Net cash used in investing activities in 2016 included prepayments in long-term investments of RMB181.5 million and acquisitions of property, plant and equipment of RMB79.0 million. Net cash generated from investing activities in 2016 included proceeds from principal portion of direct financing leases of RMB108.1 million and cash arising from the consolidation of Beijing Century Friendship and Beijing Proton Medical Center of RMB26.2 million. Net cash used in investing activities in 2017 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB289.1 million and investments in equity method investees of RMB97.8 million. Net cash generated from investing activities in 2017 included proceeds from disposal of property, plant and equipment of RMB38.1 million and proceeds from principal portion of direct financing leases of RMB61.9 million. Net cash used in investing activities in 2018 included acquisitions and deposits for the purchases of property, plant and equipment of RMB764.4 million and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired, RMB528.7 million and purchase of short-term investments of RMB252.3 million. Net cash generated from investing activities in 2018 included redemption from short-term investments of RMB202.3 million, proceeds from disposal of other investment of RMB212.9 million and proceeds from disposal of property, plant and equipment of RMB113.0 million. Net cash used in investing activities in 2019 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million (US$100.7 million), acquisitions of Tianjin Jiatai, SH Rongchi, Heze Meizhong Jiahe Cancer Center, Shanghai Meizhong Jiahe Imaging Diagnostic Center and Wuxi Meizhong Jiahe Cancer Center, net of cash acquired of RMB420.6 million (US$60.4 million) and settlement of investment in Shanghai Meizhong Jiahe Cancer Center of RMB105.1 million (US$15.1 million). Net cash generated from investing activities in 2019 included redemption of short-term investments of RMB50.0 million (US$7.2 million) and proceeds from disposal of property, plant and equipment of RMB69.3 million (US$10.0 million).

(2)	Net increase (decrease) in cash in 2016 and 2017 was adjusted due to our adoption of Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	111,922	98,251	56,959	32,865	29,583	4,237
Head gamma knife systems	53,895	27,514	14,833	8,291	25,924	3,713
Body gamma knife systems	32,959	16,499	9,286	12,356	2,484	356
PET-CT scanners	140,598	96,848	57,288	1,058	832	119
MRI scanners	106,085	77,969	60,854	44,031	39,890	5,714
Others(1)	79,749	61,642	46,214	9,877	8,262	1,227
Total net revenues — lease and management services	525,208	378,723	245,434	108,478	106,975	15,366

(1)	Included computed tomography (“CT”) scanners and emission computed tomograms (“ECT”) scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy and a CyberKnife.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company

We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.

As part of our growth strategy, we plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will focus on providing a variety of radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, at our Beijing Proton Medical Center, we plan to offer proton beam therapy treatment services with which we have had no prior experience.

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

We are in the process of establishing Beijing Proton Medical Center. The construction commenced in June 2017, with an estimated construction period of three and a half years. We also commenced construction of Shanghai Concord Cancer Center in September 2017, with an estimated construction period of three years. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, with an estimated construction period of three years. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, our planned proton center and premium cancer hospitals need to train our staff members properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife, positron emission tomography–magnetic resonance (“PET-MR”) and proton beam therapy.

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

We have historically derived a large portion of our total net revenues from a limited number of partner hospitals. In 2017, 2018 and 2019, net revenues derived from our top five hospital partners amounted to approximately 32.7%, 35.0% and 34.6%, respectively, of our total net revenues. The largest hospital partner accounted for 12.5%, 9.7% and 9.4% of our total net revenues during those periods, respectively.

Cooperative centers located in Shandong Province, Beijing and Shanghai accounted for 10.5%, 10.9% and 13.0%, respectively, of our total net revenue in 2017. Cooperative centers located in Shandong Province, Henan Province and Hubei Province accounted for 13.0%, 12.2% and 8.6%, respectively, of our total net revenue in 2018. Cooperative centers located in Henan Province, Hubei Province and Shandong Province accounted for 16.5%, 9.6% and 7.5%, respectively, of our total net revenue in 2019.

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

In addition, the top ten of our hospital partners in terms of revenue contribution, accounted for 74.2% of our total network accounts receivable as of December 31, 2019. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

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

Our total outstanding accounts receivable from our hospital partners were RMB77.0 million and RMB45.1 million (US$6.5 million) as of December 31, 2018 and 2019, respectively. As of December 31, 2019, approximately 23% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2018 were still outstanding. For the years ended December 31, 2017, 2018 and 2019, account receivables amounted to RMB1.9 million, RMB10.0 million and RMB0.7 million (US$0.1 million) were written off as uncollectible, respectively.

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

We had losses and net current liabilities historically and we may incur losses and experience net current liabilities in the future.

For the three years ended December 31, 2017, 2018 and 2019, our net loss was approximately RMB285.7 million, RMB259.3 million and RMB352.1 million (US$50.6 million), respectively. As of December 31, 2019, we had an accumulated deficit of RMB1,785.5 million (US$256.5 million) and a total shareholders’ deficit of RMB122.8 million (US$17.6 million). We had net cash used in operating activities of RMB38.6 million and RMB195.3 million (US$28.1 million), respectively, for the years ended December 31, 2018 and 2019. As of December 31, 2019, we had net current liabilities of RMB345.0 million (US$49.6 million). We cannot anticipate when, if ever, we will become profitable. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

We believe that our current cash and anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. In the next 12 months, the cash inflows from our financing activities include (i) the capital injection from CITIC Industrial Investment Group Limited (“CITIC”) of RMB700.0 million (US$100.5 million), (ii) the credit facilities of RMB557.4 million (US$80.1 million) provided by a bank in the PRC, and (iii) a financing arrangement entered into with a third party financial company for medical equipment purchase of RMB207.0 million (US$29.7 million). We believe that the substantial doubt about our ability to continue as a going concern within the next 12 months has been alleviated, and prepared the consolidated financial statements on a going concern basis. However, we may not have sufficient cash to meet our anticipated working capital requirements and capital expenditure in the future, which could materially and negatively affect the price of our ADSs and our ability to enter into critical contractual relations with third parties. In addition, we could have net current liabilities in the future. If we fail to generate current assets to the extent that the aggregate amount of our current assets exceeds the aggregate current liabilities, we will record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, financial condition and results of operations.

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

We have applied for and obtained the registration of our trademark “Medstar” and a total of 52 other trademarks, including “Concord Medical,” in China to protect our corporate name. As of December 31, 2019, we also owned the rights to 108 domain names that we use in connection with our business. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

We depend on the key members of our management team and of our material subsidiaries, including Dr. Jianyu Yang, chairman and our chief executive officer, Mr. Yaw Kong Yap, our chief financial officer, and Ms. Xiao Fu, our chief operating officer, as well as other key personnel for the continued growth of our business. The loss of any of these key members or other key personnel could delay the implementation of our business strategy and adversely affect our operations.

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

In order to secure our bank loans, we granted security interests in equipment with a net carrying value of RMB37.5 million, nil and nil, representing 4.7%, nil and nil of the net value of our net property, plant and equipment of RMB793.6 million, RMB1,219.3 million and RMB1,898.9 million (US$272.8 million) as of December 31, 2017, 2018 and 2019, in each case respectively. Although we did not grant security interest in equipment to secure our bank loans in 2019, we granted other forms of security, such as accounts receivable, lease receivables, land use rights and construction in progress, and we cannot assure you that we will not grant security interest in equipment in the future.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended on December 31, 2019, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Passive Foreign Investment Company.”

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

Although the current number of procurement licenses available did not significantly impact our expansion plans in 2019, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our planned hospital(s) to obtain such licenses, may affect our expansion plan after 2019. Any of the foregoing could materially adversely affect our future prospects.

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

A few of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.

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

As of December 31, 2019, we had eight cooperative centers under service-only agreements pursuant to which we only managed those cooperative centers in exchange for a management fee and we did not purchase and lease to the hospitals the medical equipment used at those cooperative centers. Medical equipment in the other 23 cooperative centers in our network were subject to large medical equipment procurement quota requirements, of which 20 centers obtained procurement licenses, two centers were in the processing of applying for the procurement license or permit and one center was not clear whether any procurement license or permit was required according to the current regulations. Although our hospital partners are in the process of applying to the competent regulatory authorities for procurement licenses or permits, we cannot assure you that they will be successful. If our hospital partners fail to obtain either a procurement license or an interim procurement permit, the cooperative centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of revenue from operating such equipment or assessed a fine. Any of the foregoing risks could materially adversely affect our business, financial condition and results of operation.

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

We are facing competition from other hospitals in the market, in particular for high-end patients.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs and ordinary shares could be adversely affected. It is unclear if this proposed legislation will be enacted. Furthermore, there has been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such policies were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ADSs and ordinary shares.

We face risks related to natural disasters and health epidemics in China, which could materially adversely affect our business and results of operations.

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our network of radiotherapy and diagnostic imaging centers are located in hospitals across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. In December 2019, a strain of novel coronavirus, COVID-19, causing respiratory illness emerged in the city of Wuhan in the Hubei province of China. The PRC government has taken certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses. Since that time, other cities in China and other countries throughout the world have been affected by the spread of the virus. The outbreak has negatively impacted our network centers and self-owned hospital operations in China and resulted in less patient treatment from late January to early March due to travel restrictions and quarantines. Our total revenue declined for January and March of 2020 as compared to the same period in the prior year. As the COVID-19 outbreak has further spread outside the PRC and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in the PRC, our operation result and financial position of 2020 might be adversely impacted to a certain extent, which is highly unpredictable at this time. We continue to monitor the spread of COVID-19 in China, Singapore and globally and have put in place and will continue to put in place measures as appropriate and necessary for our business. Any prolonged deviations from normal daily operations could negatively impact our business. While the full impact of this outbreak is unknown at this time, we are closely monitoring the rapid developments in China and Singapore that have become exposed to the virus and continually assessing the potential impact on our business.

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

Concord Medical Services Holdings Limited (“Concord Medical”) was incorporated in the Cayman Islands on November 27, 2007 as a limited liability company. Concord Medical became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited (“Ascendium”), a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares of Ascendium for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interests in Our Medical Services, Ltd. (“OMS”), resulting in a change in control. We refer to this transaction as the OMS reorganization in this annual report. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Service Co., Ltd. (“Aohua Medical”), in which OMS effectively held all of the equity interests at the time, operated all of our business.

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

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interests in China Medstar Pte. Ltd. (“China Medstar”), together with its wholly owned PRC subsidiary, Shanghai Medstar, for approximately £17.1 million. China Medstar, through its then subsidiary Shanghai Medstar, provided medical equipment leasing and management services to hospitals in the PRC. In 2009, 100% of the equity interests in Shanghai Medstar were transferred from China Medstar to Ascendium.

On October 28, 2008, we acquired 100% of the equity interests in Yundu through our subsidiaries Aohua Leasing and Meizhong Jiahe (formerly known as CMS Hospital Management Co., Ltd. (“CMS Hospital Management”)) with a consideration of approximately RMB35.0 million.

In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province with a consideration of RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interests in Tianjin Concord Medical (formerly known as Tianjin Kangmeng Radiology Equipment Management Co., Ltd.).

In July 2010, we acquired 52% of the equity interests in Chang’an CMS International Cancer Center and Xi’an Wanjiehuaxiang Medical Technology Development Co., Ltd. (“WHT”) with a consideration of RMB103.2 million from Chang’an Hospital. In June 2012, through Cyber Medical and Shanghai Medstar, we acquired 52% of the equity interests in Chang’an Hospital with a total consideration of approximately RMB248.8 million in cash. In December 2014, we sold our 52% equity interest in Chang’an Hospital and WHT for total cash consideration of approximately RMB397.9 million in order to focus on building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals.

In May, June and September 2011, we incorporated four holding companies, namely, (i) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (ii) US Proton Therapy Holdings Limited (Delaware) in Delaware, U.S., (iii) Guangzhou Concord Cancer Center in PRC, and (iv) Medstar Overseas Limited in British Virgin Islands for potential future acquisitions and businesses. None of these holding companies had any substantive assets or business as of the date of this annual report.

In December 2012, we acquired 19.98% of equity interests in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, with a total consideration of approximately US$32.3 million. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner, with a total consideration of approximately US$4.6 million. According to the partnership agreement, we have significant influence over the MD Anderson Proton Therapy Center. In November 2018, MD Anderson Proton Therapy Center reached an agreement with The University of Texas MD Anderson Cancer Center (“UTMDACC”) to sell all its assets and liabilities to UTMDACC, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP, at a consideration of RMB212.9 million. In December 2018, we received all the shared consideration from PTC-Houston Management, LP. After the transaction, we still retained the partnership shares of 59.51% in PTC-Houston Management, LP., the general partner of the center.

In October 2014, we established a wholly-owned free-standing radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center in Datong City, Shanxi Province, to provide advanced, best-practice diagnostic and radiotherapy services with 100 beds.

In April 2015, we acquired 100% of the equity interests in Fortis Surgical Hospital (“Fortis Surgical Hospital”) with a consideration of SGD55.0 million in cash from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd. After the transaction, the hospital was renamed Concord Healthcare Singapore Pte. Ltd. In October 2015, we changed its name to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore. In June 2017, we changed the name to Cancer International Hospital.

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

In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. 100% of the equity interests in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a total consideration of RMB100.6 million. As a result, we indirectly held an 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. See the paragraphs below regarding details of the subsequent restructurings and the changes in our effective equity interests in Beijing Century Friendship and Beijing Proton Medical Center. Beijing Century Friendship has engaged in the establishment and construction of Beijing Proton Medical Center.

On February 22, 2016, the board of Meizhong Jiahe approved a restructuring plan (the “Reorganization”), pursuant to which Meizhong Jiahe acquired 100% of the equity interests in Aohua Technology with a consideration of approximately RMB322.7 million in cash and 100% of the equity interests in Beijing Century Friendship with a consideration of approximately RMB100.6 million in cash. After completion of the Reorganization in September 2016, Meizhong Jiahe holds the network business which was formerly under Aohua Technology’s management, and our cancer radiotherapy hospital business in China.

In November 2016, we entered into a framework agreement, as amended, with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish an offshore fund, namely Zhongrong International Growth Fund SPC - ZR Concord Healthcare Investment Fund SP (“SP”) for the purpose of acquiring our several hospital businesses, including Concord International Hospital, Guangzhou Concord Cancer Center and PTC-Houston Management, LP (collectively, the “CCM Hospital Business”). Pursuant to the framework agreement, among others, ZR Guofu shall provide management and consultation services on the funds, and we shall continue to manage the CCM Hospital Business. ZR Guofu subscribed Class A shares of SP with a consideration of RMB521.4 million, while we subscribed Class B shares of the SP with the consideration of creditor’s rights of RMB166.3 million due from CCM Hospital Business and cash of RMB7.5 million. In 2016, ZR Guofu and we injected RMB521.4 million and RMB7.5 million, respectively, to the SP, which was then provided to the CCM Hospital Business as loans. After the restructuring mentioned below, only Cancer International Hospital was retained in the CCM Hospital Business.

In 2016, ZR Guofu and we established an onshore fund, Guofu Huimei. The registered capital of Guofu Huimei is RMB1,009.0 million. In 2016, ZR Guofu and we subscribed the registered capital of RMB746.0 million and RMB263.0 million, respectively, for a 73.93% equity interest and a 26.07% equity interest, respectively, in Guofu Huimei. The capital injection was completed in April 2017. In 2018, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. As a result, ZR Guofu exited the onshore fund, Guofu Huimei, and our equity interests in Guofu Huimei increased to 100%.

In April 2017, ZR Guofu and we entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. Among others, during 2017, Guofu Huimei acquired a 78.31% equity interest in Beijing Century Friendship which holds a 55% equity interest in Beijing Proton Medical Center with a consideration of RMB388.5 million and a 54.8% equity interest in Shanghai Meizhong Jiahe Cancer Center with a consideration of RMB182.1 million through capital injections. As a result of the foregoing, our effective equity interest in Beijing Century Friendship decreased from 100% to 42.1%, our total effective equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80% and our total effective equity interest in Shanghai Meizhong Jiahe Cancer Center was 49.48% (after more acquisitions by our other subsidiaries in 2017). In June 2018, Meizhong Jiahe entered into agreements with Guofu Huimei to purchase its 78.31% equity interest in Beijing Century Friendship, which holds a 55% equity interest in Beijing Proton Medical Center, and a 54.8% equity interest in Shanghai Meizhong Jiahe Cancer Center with a consideration of RMB388.5 million and RMB182.1 million, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its original investments in Guofu Huimei. Therefore, we held a 100% equity interest in Beijing Century Friendship, a 80% equity interest in Beijing Proton Medical Center and a 90% equity interest in Shanghai Meizhong Jiahe Cancer Center through our wholly-owned or majority-owned subsidiaries upon execution and closing of the agreement. Our effective equity interest in Beijing Century Friendship is 60%, our total effective equity interest in Beijing Proton Medical Center is 58% (through Beijing Century Friendship and King Cheers) and our effective equity interest in Shanghai Meizhong Jiahe Cancer Center is 55.42%.

Pursuant to the supplemental contract, the 75% equity interest in SP held by the ZR Guofu is contractually required to be repurchased by us at the end of four years from the establishment of SP in November 2016 at a consideration equivalent to the investment cost of RMB521.4 million. ZR Guofu is also entitled to an annual premium at 15% for its capital contribution of RMB521.4 million in SP in the form of interest expense and consultation expense. In addition, our share in Beijing Century Friendship, certain construction in progress and certain land use rights are pledged to secure our obligation to repurchase capital contribution from ZR Guofu.

In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable non-controlling interest in SP to Tianjin Jiatai.

On December 20, 2017, we repaid a loan with principal of RMB97.1 million to ZR Guofu, and repurchased a 100% equity interest in CMS Holdings with a consideration of US$1.0. Upon completion, we pledged the shares in CMS Holdings to ZR Guofu.

In 2018, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei, and we became the sole shareholder of Guofu Huimei. We obtained control of Guofu Huimei in October 2018. We hold a 100% equity interest in Guofu Huimei. In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees. During 2019, Tianjin Jiatai made capital injection in a total of RMB34.5 million (US$5.1 million) to Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jiahe Cancer Center Co., Ltd. at a consideration of RMB27.0 million (US$3.9 million). After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In August 2019, we further injected capital of RMB82.1 million (US$11.8 million) to Wuxi Meizhong Jiahe Cancer Center Co., Ltd. In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interests in Tianjin Jiatai to us at a cash consideration of RMB421.7 million (US$60.6 million). We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries. As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited.

We expect our acquisitions support our strategy to facilitate our long-term goal to develop specialized hospital chains in cancer and oncology treatment services including diagnostic imaging, radiation oncology treatment and medical oncology treatment.

In October 2017, an indirect subsidiary of Fosun International Limited, a company organized under the laws of Hong Kong principally engaged in creating customer-to-maker ecosystems in health, happiness and wealth, entered into a share purchase agreement with the affiliates of Carlyle Group (“Carlyle entities”) to purchase all of our ordinary shares beneficially owned by the Carlyle entities, which accounted for approximately 9.9% of our then total issued and outstanding shares. The transaction closed in November 2017.

In March 2018 and July 2018, we, the investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), and other investors entered into agreements pursuant to which the parties jointly made a strategic investment in our subsidiary, Meizhong Jiahe. The total investment was RMB1.5 billion. After completion of the investment, those investment institutions led by CICC Capital and the other minority investors held a total of 40% of the equity interests in Meizhong Jiahe and our equity interests in Meizhong Jiahe was diluted to 60%. As of December 31, 2019, our effective equity interests in Meizhong Jiahe was 60%. In February 2020, we and CITIC Industrial Investment Group Limited (“CITIC”) entered into agreements pursuant to which CITIC will make an investment of approximately RMB700 million in Meizhong Jiahe, subject to the satisfaction of closing conditions. Upon completion in March 2020, our ownership in Meizhong Jiahe was diluted from 60% to 50.01%.

Shanghai Concord Medical Imaging Diagnostic Center, our first independent imaging diagnostic center, obtained an independent imaging diagnostic license in October 17, 2017. Through Shanghai Concord Medical Imaging Diagnostic Center, we expect to introduce world-class diagnostic technology and management services, covering the Yangtze River Delta Region through a remote sharing consultation platform, and provide a full range of imaging diagnosis and high-quality services for domestic and foreign commercial insurance patients.

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of December 31, 2019.

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures.

Our principal executive offices are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company , located at 251 Little Falls Drive, Wilmington, DE USA 19808. Our website is www.concordmedical.com. The information contained on our website is not a part of this annual report.

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may also be accessed through this web site.

Initial Public Offering

On December 11, 2009, our ADSs were listed on the NYSE.

Dual Class Share Structure

In January 2015, our shareholders approved the creation of a dual class share structure. In October 2018, Bluestone Holdings Limited, a company indirectly wholly owned by Mr. Zheng Cheng, transferred its shares in Morgancreek to companies wholly owned by Mr. Hao Zhou and Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, respectively. On the same day, all the Class A ordinary shares held by Morgancreek were converted into Class B ordinary shares. Morgancreek transferred 7,500,000 Class B ordinary shares to Bluestone. Upon completion of these transactions, Mr. Zhou and Ms. Zhang indirectly hold 30% and 70% shares of Morgancreek, respectively, and Dr. Cheng holds ordinary shares of our company through Bluestone. As of the date of this annual report, 130,241,995 ordinary shares were outstanding, including 84,454,047 Class A ordinary and 45,787,948 Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes.

B.	Business Overview

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2019, our network consisted of 31 cooperative centers based in 21 hospitals, spanning over 21 cities across 13 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health).

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

Cancer has become a serious global public health problem. According to the latest global cancer data issued on September 18, 2018 and WHO World Cancer Report 2018, both issued by World Health Organization (“WHO”), the burden of cancer rose to 18.1 million new cases and 9.6 million cancer death in 2018 globally and there were 3.8 million new cancer cases and 2.3 million cancer-caused deaths in China. Moreover, according to the China Health Statistics Yearbook 2019, cancer is still one of the leading causes of death (26.0% of total death) in China. According to the latest Chinese Cancer Report issued by the Chinese National Cancer Institute in January 2019, the burden of cancer showed a continuous upward trend in China in recent 10 years, the incidence of cancer increased by about 3.9% from 2005 to 2015 and the mortality increased by 2.5% annually from 2005 to 2015. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population, smoking and air pollution.

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

To complement our organic growth, we have selectively acquired businesses to expand our network of centers. In July 2008, we acquired China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange (AIM) for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province with a consideration of RMB60.0 million by acquiring 100% of the equity interests in Tianjin Concord Medical (formerly known as Tianjin Kangmeng Radiology Equipment Management Co., Ltd.)

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

We also plan to establish and operate premium cancer hospitals and proton centers in China and overseas to develop our hospital business as part of our growth strategy. Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord International Hospital in Singapore that we acquired in April 2015 from Fortis Healthcare International and two planned hospitals in China, namely, Shanghai Concord Cancer Center and Guangzhou Concord Cancer Center. We commenced construction of Shanghai Concord Cancer Center in September 2017, with an estimated construction period of three years. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, with an estimated construction period of three years.

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton beam therapy, the most sophisticated radiotherapy currently available in the market. We are in the process of establishing Beijing Proton Medical Center, and the construction commenced in June 2017, with an estimated construction period of three and a half years. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. According to the partnership agreement, we have significant influence over the MD Anderson Proton Therapy Center. Although MD Anderson Proton Therapy Center sold its assets and liabilities in November 2018, we retained the partnership shares of 59.51% in PTC-Houston Management, LP., the general partner of the center.

Our business structure has evolved in recent years through the development of new specialty cancer hospitals, such as Datong Meizhong Jiahe Cancer Center, and premium hospitals. Our total net revenues were RMB331.0 million, RMB190.9 million and RMB198.4 million (US$28.5 million) for the years ended December 31, 2017, 2018 and 2019, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues” regarding our total net revenues by segments and our total net revenues by geographic regions for the three years ended December 31, 2017, 2018 and 2019. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2019, we operated an extensive network of 31 cooperative centers based in 21 hospitals, spanning over 21 cities across 13 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes 19 radiotherapy centers and 12 diagnostic imaging centers and includes no centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

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

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2019, we had 31 cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

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

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2019, we had such agreements for eight cooperative centers. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2019, we had such agreements at five cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to cooperative centers in exchange for a fixed fee. The terms are usually similar to those of our lease and management services contracts. As our telemedicine business grows, we expect to enter into more of the technical services agreements with other hospitals in the future.

Brand Royalty Fees

Starting from the year of 2016, we granted several newly set-up specialty cancer hospitals, on a fixed annual fee, the right to use the brand of Meizhong Jiahe. For the years ended December 31, 2017, 2018 and 2019, revenue from brand royalty fees amounted to RMB6.6 million, RMB5.2 million and RMB5.1 million (US$0.7 million).

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

Linear Accelerators External Beam Radiotherapy

As of December 31, 2019, we owned seven linear accelerators (excluding those in the eight cooperative centers in our network under service-only agreements pursuant to which we only manage those cooperative centers in exchange for a management fee and we did not purchase and lease to the hospitals the medical equipment used at those cooperative centers). As of December 31, 2019, the cooperative centers under service-only agreements in our network owned two linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2019, we owned five gamma knife systems, including two head gamma knife systems and three body gamma knife systems (excluding those in the eight cooperative centers under service-only agreements in our network). As of December 31, 2019, the cooperative centers under service-only agreements in our network owned three gamma knife systems, including two head gamma knife systems and one body gamma knife systems.

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

Other diagnostic imaging services offered in our cooperative centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of December 31, 2019, we owned nine MRI scanners and did not own any PET-CT scanner (excluding those in the eight cooperative centers under service-only agreements in our network) and the cooperative centers under service-only agreements in our network owned one PET-CT scanners and two MRI scanners.

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

Financing Leases and Other Business Arrangements

We have entered into financing lease agreements in connection with several hospitals to which we lease radiotherapy, diagnostic and other equipment. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between three to ten years.

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

Typically, in China, the various specialist doctors such as surgeons, radiation oncologists or medical oncologists who provide care to a given cancer patient do not collaborate. We believe that the quality of cancer treatment will be greatly improved at our specialty cancer hospitals, because we will employ and manage the various specialist doctors directly and promote the appropriate coordination of their services for the benefit of cancer patients. We believe that these hospitals will play an important role in strengthening our reputation as the leading provider of radiotherapy services in China and developing our corporate brand.

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

However, we also help our hospital partners to recruit many of the doctors or medical personnel that provide services at the cooperative centers. We provide feedback to our hospital partners as to the suitability and performance of the doctors and other medical personnel at each cooperative center, and work with our hospital partners to help ensure that each cooperative center is staffed with the most qualified and suitable personnel. In addition, we help our hospital partners determine the compensation of doctors and other medical personnel providing services in our network of centers.

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

We assist the cooperative centers by providing relevant content for marketing materials and help coordinate with leading experts in the medical community to attend conferences or seminars hosted by the centers. As our network of centers expands and as we began operating the first of our specialty cancer hospitals in the first half of 2017, we centralized certain of our marketing and advertising efforts.

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

After the revenue net of specified operating expenses of a cooperative center is agreed upon between us and our hospital partners, we will bill our hospital partners for our portion of the revenue determined based on our contracted percentage. Our hospital partners will then go through their internal approval process, which usually takes about 45 days from the time of billing before making payments to us. We have implemented accounting procedures at each of the cooperative centers in our network, and perform periodic reviews to help ensure that such activities are properly conducted. For our specialty cancer hospitals, we are responsible for patient billing and fee collection.

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

Our Premium Cancer Hospitals

Permits Needed to Establish a Medical Institution

In order to establish a medical institution, we need to apply for and receive approvals and permits/licenses from various government authorities and agencies. Since 2012, companies that are registered in Hong Kong, Macau and Taiwan are permitted to establish wholly-owned medical institutions in selected cities in China, including Beijing, Shanghai, Chongqing and certain cities in Jiangsu Province, Fujian Province, Hainan Province and Guangdong Province, after obtaining relevant permits from the local authorities and agencies, the procedure of which may be substantially different in various regions.

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

Shanghai Concord Cancer Center

In April 2014, we received the government approval for the establishment of Shanghai Concord Cancer Center, a 400-bed cancer specialty hospital with a planned gross floor area of 158,769 square meters in Shanghai New Hongqiao International Medical Center. Our Shanghai Concord Cancer Center will utilize the advance domestic and international therapeutic methods, medical process and management system. The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. We are in the process of finalizing the pre-construction work. The construction of this hospital project commenced in September 2017, with an estimated construction period of three years.

Guangzhou Concord Cancer Center

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Cancer Center, a 400-bed specialty hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the NHC of Guangdong Province. Guangzhou Concord Cancer Center was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017, with an estimated construction period of three years.

Concord International Hospital

As a part of our overseas business expansion, we acquired 100% of the equity interests in Fortis Surgical Hospital from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd., with a consideration of SGD55.0 million in cash in April 2015. We changed the name of the hospital to Concord Cancer Hospital in October 2015. In June 2017, we changed its name to Concord International Hospital. Concord International Hospital has 31-bed patient capacity and provides oncology as its main service, including medical oncology and surgical oncology, in Singapore.

Concord International Hospital is a private facility in Singapore that was originally established in July 2012. We plan to establish Concord International Hospital as a platform for high-end medical treatment that will also include academic research targeting patients in Singapore as well as patients coming from China as part of our efforts to expand overseas business.

Our Proton Centers

Beijing Proton Medical Center

We have entered into a framework agreement with Chang’an Information Industry (Group) Co., Ltd. and China-Japan Friendship Hospital to establish Beijing Proton Medical Center. We expect Beijing Proton Medical Center to allow us to bring the latest radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients.

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

The framework agreement contemplates that we are to invest equity capital to Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., King Cheers and China-Japan Friendship Hospital. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center and was set up for the construction of Beijing Proton Medical Center, with a total cash consideration of RMB100.6 million. As a result, we held a total of 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. During 2017, more investments were injected to Beijing Century Friendship and Beijing Proton Medical Center. Our total equity interest in Beijing Proton Medical Center decreased from 80% to 48.16%, with the remaining equity interests held by China-Japan Friendship Hospital and parties from Zhongrong. During 2018, we, through our majority-owned subsidiary, acquired all the equity interests in Beijing Century Friendship, which held 55% of Beijing Proton Medical Center. We hold 58% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. See “Item 4. Information on the Company—History and Development of the Company.”

We have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project commenced in June 2017, with an estimated construction period of three and a half years.

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

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 52 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 108 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available.

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

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the NHC or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained instead. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or interim permits. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—A few of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

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

The table below summarizes certain key aspects of these three medical insurance programs:

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program
Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2010	Approximately 237 million (36% of China’s urban population)	Approximately 195 million (29% of China’s urban population)	Approximately 815 million (96% of China’s rural population)

Total reimbursement amount	RMB180 billion in 2009	N/A	RMB66.2 billion in 2010

Funding	Employers and employees: • employer contributes approximately 6% of each employee’s total salary; and	Households and the government: • monthly premium are paid by each household; and	Individuals and the government: • individual pays no less than RMB20.0 per year and local government subsidizes no less than RMB40.0 per person annually; and

	• employee contributes approximately 2% of such employee’s total salary.	• government subsidizes no less than RMB80.0 per person annually and RMB40.0 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.	• government subsidizes RMB40.0 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program
General Reimbursement Policy	Reimbursement comes from two sources—individual’s reimbursement account and the social medical expense pool:	There is no specific requirement or guidance from the central government. Reimbursement policy is separately determined by local governments.	The central government suggests that, beginning in the second half of 2009, the reimbursement cap for all regions should be no less than six times the average annual per capita net income of rural residents in the region.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of December 31, 2019.

Group Structure

Outside PRC mainland
Concord Medical Services Holdings Ltd. (Cayman)
100%
Ascendium Group Ltd. (BVI)
70%
Zhongrong International Growth Fund SPC (Cayman)
30%
Oriental Light Group Ltd(BVI)
Cyber Medical Network Ltd. (HK)
100%
Concord Medical Services (International) Pte. Ltd. (Singapore)
US Proton Therapy Holdings Limited (BVI)
Concord Healthcare (Singapore) Pte. Ltd. (Singapore)
US Proton Therapy Holdings Limited (Delaware)
100%
Concord Hospital Management Group Ltd.(HK)
100%
King Cheers Holdings Ltd.(HK)
85%
Global Medical Imaging Ltd. (HK)
100%
Concord Medical Investment management Ltd. (BVI)
Medstar Overseas Ltd. (BVI)
100%
China Medical Services Holdings Ltd(HK)
85.71%
CCM(HONG KONG)Medical Investments Ltd. (HK)
100%
Our Medical Services Ltd. (BVI)
25%
19%
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd
71%
10%
100%
Beijing Concord Medical Technology Limited
8.6%
Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP)
91.4%
Medstar (Shanghai) Financial Leasing Co., Ltd.
99.9971%
0.0029%
28.58%
Tianjin Jiatai Enterprise Management Center (LP)
71.32%
Shanghai Rongchi Medical Management Co., Ltd
71.4%
28.6%
Wuxi Concord Medical Development Ltd.
Taizhou Concord Leasing Ltd.
Shanghai Taifeng Medical Technology Ltd.
Beijing proton Medical Center Co., Ltd.
55%
Beijing Century Friendship Science & Technology Development Co., Ltd.
78.31%
21.69%
Tianjin Concord Medical Technology Limited
Heze Meizhong Jiahe Cancer Center Co., Ltd
97.32%
Medstar (Tianjin) Medical Technology Services Ltd.
5%
95%
Shenzhen Aohua Medical Technology Development Co.,Ltd.
38.55%
5.36%
Guangzhou Jinkangshenyou Investment Ltd.
15.19%
Beijing Meizhong Jiahe Hospital Management Co., Ltd.
0.9%
2.68%
Wuxi Meizhong Jiahe Cancer Center
Beijing Yundu Internet Technology Co., Ltd
Shenzhen Concord Medical Investments Limited
84.5%
0.5%
31.64%
3.56%
Shanghai Meizhong Jiahe Cancer Center
54.8%
Datong Meizhong Jiahe Cancer Center
Shanghai Concord Cancer Center
80%
Guangzhou Concord Cancer Center
15%
PRC mainland

D.	Property, Plants and Equipment

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,930 square meters, pursuant to lease agreements entered into in January 2012.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,930	May 2021	Office space
Beijing	29	June 2020	Office space
Beijing	253	January 2021	Office space
Shanghai	30	October 2020	Office space
Shenzhen	242	December 2024	Office space
Tianjin	10	March 2022	Office space
Guangzhou	284	July 2020	Office space
Guangzhou	586	October 2020	Office space

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

The following table sets forth the details of our leased and self-owned properties for hospital and medical center use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(4)(5)
Singapore	2,544	31	Concord International Hospital	Owned	Acquired in 2015
Shanghai(1)	158,769	400	Shanghai Concord Cancer Center	Owned	Held for future development
Guangzhou(2)	40,000	400	Guangzhou Concord Cancer Center	Owned	Held for future development
Wuxi(3)	8,743	200	Wuxi Meizhong Jiahe Cancer Center	Owned	Held for future development
Datong	5,983	100	Datong Meizhong Jiahe Cancer Center	Leased (Expire in September 2034)	In operation
Shanghai	2,500	0	Shanghai Meizhong Jiahe Cancer Center	Leased (Expire in September 2026)	In operation
Shanghai	10,986	0	Shanghai Meizhong Jiahe Medical Imaging Diagnosis Center	Leased (Expire in September 2036)	In operation

(1)	In July 2015, we entered into the land use rights grant contract for a parcel of land in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Concord Cancer Center.

(2)	In August 2012, we entered into the land use rights grant contract for a parcel of land in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our planned Guangzhou Concord Cancer Center.

(3)	In January 2016, we entered into the land use rights grant contract for a parcel of land in Wuxi, Jiangsu Province with an aggregate site area of 8,743 square meters for our planned specialty cancer hospital project in Wuxi.

(4)	See “Item 4. Information on the Company—B. Business Overview—Our Network of Centers,” “Item 4. Information on the Company—B. Business Overview—Our Premium Cancer Hospitals” and “Item 4. Information on the Company—B. Business Overview—Our Proton Centers” for more details of each our hospital projects.

(5)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following primary medical equipment as of December 31, 2019, which are located in the various centers across our network:

Number of primary medical equipment owned(1):
Linear accelerators	7
Head gamma knife systems	2
Body gamma knife systems	3
PET-CT scanners	0
MRI scanners	9
Others(2)	2
Total	23

(1)	Excluding data from eight centers under service-only agreements as of December 31, 2019.
(2)	Included a neutron knife therapy system and a surgical robot.

See “Item 4. Information on the Company—B. Business Overview—Environment Matter” regarding the environment issues which may affect our utilization of our assets.

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

In January 2016, we acquired a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a total consideration of RMB100.6 million. After the completion of this acquisition, we held a total of 80% of the equity interests in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers and the results of operations of Beijing Century Friendship and Beijing Proton Medical Center were consolidated into our results of operation commencing in the first quarter of 2016. In April 2017, more investments were injected to Beijing Century Friendship and Beijing Proton Medical Center. Upon the capital injection, our equity interest in Beijing Century Friendship decreased from 100% to 42.1% and our total equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%. As a result, we lost the control in Beijing Century Friendship and Beijing Proton Medical Center in April 2017 and accounted for it as a deemed disposal and recognized a gain. Beijing Century Friendship and Beijing Proton Medical Center were not our consolidated subsidiaries commencing in the third quarter of 2017. During 2018, we, through our majority-owned subsidiary, acquired all the equity interests in Beijing Century Friendship which held a 55% equity interest in Beijing Proton Medical Center. See “Item 4. Information on the Company—History and Development of the Company.” As a result, as of December 31, 2018, our effective equity interest in Beijing Century Friendship was 60% and our total effective equity interest in Beijing Proton Medical Center was 58% (through Beijing Century Friendship and King Cheers). As of December 31, 2019, our effective equity interest in Beijing Century Friendship was 60% and our total effective equity interest in Beijing Proton Medical Center was 58% (through Beijing Century Friendship and King Cheers). In October 2018, we obtained the control of Beijing Century Friendship and Beijing Proton Medical Center. The results of operations of Beijing Century Friendship and Beijing Proton Medical Center were therefore consolidated into our results of operation commencing in the fourth quarter of 2018.

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

In 2016, ZR Guofu and we established an offshore fund, SP, and an onshore fund, Guofu Huimei, for the purpose of investments in our hospital business. See “Item 4. Information on the Company—A. History and Development of the Company.” The offshore fund SP was determined as a variable interest entity as the cash injection from ZR Guofu was not equity at risk. The 75% equity interest in SP held by the ZR Guofu was contractually required to be repurchased by us at the end of four years from the establishment of SP in November 2016 at a consideration equivalent to the investment cost of RMB521.4 million. ZR Guofu was also entitled to an annual premium at 15% for its capital contribution of RMB521.4 million in SP in the form of interest expense and consultation expense. In addition, our shares in Beijing Century Friendship, certain construction in progress and certain land use rights have been pledged to secure our obligation to repurchase capital contribution from ZR Guofu. As we maintained the power to direct the activities that most significantly affect SP’s economic performances through agreed terms of supplemental contracts and absorbed the expected losses of SP, we were the primary beneficiary of SP and consolidated SP and its subsidiaries in 2016. In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable non-controlling interest in SP to Tianjin Jiatai. As of December 31, 2017, we held a 26.07% equity interest in Guofu Huimei. The onshore fund Guofu Huimei was not a variable interest entity, we did not control but we could exercise significant influence over Guofu Huimei and thus we recorded Guofu Huimei as an investment under equity method. In 2018, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei and we became the sole shareholder of Guofu Huimei. We accounted for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship and Beijing Proton Medical Center on October 8, 2018. We hold a 100% equity interest in Guofu Huimei and Guofu Huimei was consolidated into our results of operation commencing in the fourth quarter of 2018. In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees and were accounted for as investments under equity method in 2018. During 2019, Tianjin Jiatai made capital injection in a total of RMB34.5 million (US$5.1 million) to Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jiahe Cancer Center Co., Ltd. at a consideration of RMB27.0 million (US$3.9 million). After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In August 2019, we further injected capital of RMB82.1 million (US$11.8 million) to Wuxi Meizhong Jiahe Cancer Center Co., Ltd. In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interests in Tianjin Jiatai to us at a cash consideration of RMB421.7 million (US$60.6 million). We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries. As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai, and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited, and their results of operation were consolidated into our results of operation. Immediately prior to the acquisition of Tianjin Jiatai, including its subsidiaries, in November 2019, the rights to the mandatory redeemable to non-controlling interest in SP held by Tianjin Jiatai amounted to RMB434.2 million (US$62.4 million). The mandatorily redeemable non-controlling interest, being a pre-existing relationship between the parties, was settled as a result of the business combination. Upon the completion of the acquisition and the settlement of mandatorily redeemable non-controlling interest, SP is no longer a variable interest entity. However, we continue to consolidate SP under the voting model.

Our business has dropped in recent years due to termination of some cooperative centers. Revenues from our network business decreased to RMB121.5 million (US$17.4 million) in 2019 from RMB138.1 million in 2018 and RMB299.3 million in 2017, primarily due to termination of centers and reduction in profit sharing amount attributable to the change in profit sharing ratio for centers that are at the later stage of cooperative agreements. However, revenues from our hospital business increased to RMB76.8 million (US$11.0 million) in 2019 from RMB52.8 million in 2018 and RMB31.7 million in 2017, primarily due to increases in revenues generated from Concord International Hospital in Singapore, Datong Meizhong Jiahe Cancer Center and Shanghai Meizhong Jiahe Cancer Center in PRC upon the normal operation.

On January 1, 2018, we changed our method of accounting for revenue from contracts with customers, our method of accounting the recognition of the income tax consequence of intra-entity transfer of assets, the presentation of the cash flows and our method of accounting for certain long-term investments in the year ended December 31, 2018. We adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to our consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018. We adopted ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, on January 1, 2018 using the modified retrospective adoption method. The adoption of this accounting standard resulted in an adjustment to beginning accumulated deficit for deferred tax liability and beginning accumulated deficit. This deferred tax liability is entirely offset and therefore resulted in a change to beginning accumulated deficit. The cumulative effect of changes made to our consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016-16 was RMB5.6 million (US$0.8 million). We also adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. Net increase (decrease) in cash in 2016 and 2017 was adjusted. The impact of adopting this new standard was not material to our consolidated financial statements. Furthermore, we adopted ASC Topic 321, Investments-Equity Securities, (“ASC 321”) and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. See “—Critical Accounting Policies—Long-term Investments.” The impact of adopting this new standard was not material to our consolidated financial statements. Prior to adopting ASC 842, we accounted for the prepaid land use right in the PRC cost less accumulated amortization. We recorded amortization on a straight-line basis over the terms of the land use rights agreement of 50 years. Upon the adoption of ASC 842, operating leases related to land use right are subject to ASC 842 and right-of-use assets and lease liabilities are recognized on the consolidated balance sheet.

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

Our Ability to Expand Our Network of Centers and Our Hospitals in and out of China

As of December 31, 2019, our network consisted of 31 cooperative centers based in 21 hospitals, spanning over 21 cities across 13 provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing specialty cancer hospitals in our network as well as proton centers and premium cancer hospitals in China.

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

We closed 14 cooperative centers and 13 cooperative centers in 2017 and 2018, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward. We did not close any cooperative center in 2019. Our first specialty cancer hospital, Datong Meizhong Jiahe Cancer Center, opened preliminarily in May 2016 and officially opened for operation in May 2017.

Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include Concord International Hospital in Singapore, which we acquired in April 2015 from Fortis Healthcare International, and two planned hospitals in China, Shanghai Concord Cancer Center and Guangzhou Concord Cancer Center. We commenced construction of Shanghai Concord Cancer Center in September 2017, with an estimated construction period of three years. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, with an estimated construction period of three years.

We are in the process of establishing Beijing Proton Medical Center. The construction commenced in June 2017, with an estimated construction period of three and a half years. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center, and in August 2015, we acquired additional 7.04% of the equity interests in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the operation of future proton centers in China. Although MD Anderson Proton Therapy Center sold its assets and liabilities in November 2018, we retained the partnership shares of 59.51% in PTC-Houston Management, LP., the general partner of the center.

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

However, the numbers of our treatment and diagnostic patient cases in our network decreased from 11,111 and 147,158, respectively, in 2018, to 10,367 and 142,175, respectively, in 2019, primarily due to the reduction of our network centers. However, our treatment and diagnostic patient cases in Datong Meizhong Jiahe Cancer Center in PRC, Concord International Hospital in Singapore and Shanghai Meizhong Jiahe Cancer Center in PRC increased to 2,973, 2,550 and 3,070, respectively, in 2018, to 4,145, 3,614 and 4,269, respectively, in 2019.

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

Financial Impact of Our Acquisitions and Disposals

The consideration we paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized. During 2018, we acquired more equity interests in Beijing Century Friendship, Beijing Proton Medical Center, Shanghai Meizhong Jiahe Cancer Center and Guofu Huimei and ZR Guofu and Guofu Huimei reached an agreement according to which ZR Guofu withdrew its original investments in Guofu Huimei. See “Item 4. Information on the Company—History and Development of the Company.” Upon the completion, we held a 100% equity interest in Beijing Century Friendship, a 80% equity interest in Beijing Proton Medical Center, a 90% equity interest in Shanghai Meizhong Jiahe Cancer Center and a 100% equity interest in Guofu Huimei through our wholly-owned or majority-owned subsidiaries. We account for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Meizhong Jiahe Cancer Center on October 8, 2018. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805. Our effective equity interest in Beijing Century Friendship is 60%, our total effective equity interest in Beijing Proton Medical Center is 58% (through Beijing Century Friendship and King Cheers), our effective equity interest in Shanghai Meizhong Jiahe Cancer Center is 55.42% and our effective equity interest in Guofu Huimei is 100%.

During 2019, Tianjin Jiatai made capital injection to Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jeahe Cancer Center Co., Ltd. After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interests in Tianjin Jiatai to us. We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries. As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited. These transactions are entered into in conjunction of each other and therefore, are accounted for as a single transaction. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

Beijing Century Friendship and Beijing Proton Medical Center

In January 2016, we acquired a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a total consideration of RMB100.6 million. As a result, we held a total of 80% of the equity interests in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers Center and the results of operations of Beijing Century Friendship and Beijing Proton Medical Center were consolidated into our results of operation commencing in the first quarter of 2016.

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

Guofu Huimei and Tianjin Jiatai

As of December 31, 2017, our total effective equity interest in Guofu Huimei was 26.07%. Guofu Huimei was not a variable interest entity, we did not control Guofu Huimei but we could exercise significant influence over Guofu Huimei and thus we recorded Guofu Huimei as an investment under equity method. In 2018, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei and we became the sole shareholder of Guofu Huimei. We obtained control of Guofu Huimei in October 2018. As a result, we hold a 100% equity interest in Guofu Huimei and Guofu Huimei was consolidated into our results of operations commencing in fourth quarter of 2018.

In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees and were accounted for as investments under equity method. During 2019, Tianjin Jiatai made capital injection in a total of RMB34.5 million (US$5.1 million) to Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jiahe Cancer Center Co., Ltd. with a consideration of RMB27.0 million (US$3.9 million). After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In August 2019, we further injected capital of RMB82.1 million (US$11.8 million) to Wuxi Meizhong Jiahe Cancer Center Co., Ltd. In September 2019, we acquired 77.18% equity interests in Tianjin Jiatai from ZR Guofu with a cash consideration of RMB421.7 million (US$60.6 million). We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries. As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited, and their results of operations were consolidated into our results of operation upon the completion of the commercial registration.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Net Revenues
Network business	299,321	90.4	138,070	72.3	121,537	17,458	61.3
Hospital business	31,656	9.6	52,828	27.7	76,826	11,035	38.7
Total net revenues	330,977	100.0	190,898	100.0	198,363	28,493	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
PRC	302,304	91.3	149,548	78.3	164,167	23,581	82.8
Singapore	28,673	8.7	41,350	21.7	34,196	4,912	17.2
Total net revenues	330,977	100.0	190,898	100.0	198,363	28,493	100.0

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

We also provide management services to a limited number of cooperative centers through service-only agreements under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2019, we managed eight centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB3.6 million and RMB7.1 million (US$1.0 million) as of December 31, 2018 and 2019, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2017, 2018 and 2019, net revenue derived from our top five hospital partners amounted to approximately 32.7%, 35.0% and 34.6%, respectively, of our total net revenues. Our largest hospital partner accounted for 12.5%, 9.7% and 9.4% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

	Number of Centers	Aggregate Revenues in 2019		of Total Net Revenues
		RMB in thousands	US$ in thousands	%
2020	5	7,122.1	1,020	3.6
2021	9	27,548.4	3,946	13.9
2022	4	10,587.2	1,516	5.3
2023	5	22,863.8	3,275	11.5
2024	1	1,228.0	176	0.6
Total	24	69,349.4	9,933	35.0

Hospital Business

Revenues generated from our hospital business consists of medicine income and medical service income generated from our self-owned hospitals. Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospitals.

Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. In 2019, we derived all of our revenues from hospital business from the operation of Concord International Hospital in Singapore, Datong Meizhong Jiahe Cancer Center and Shanghai Meizhong Jiahe Cancer Center.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Cost of revenues	232,979	70.4	171,136	89.6	214,193	30,767	108.0
Gross profit (loss)	97,998	29.6	19,762	10.4	(15,830)	(2,274)	(8.0)
Operating expenses:
Selling expenses(1)	43,608	13.2	21,718	11.4	30,241	4,344	15.2
General and administrative expenses(1)	237,646	71.8	291,854	152.9	315,134	45,266	158.9
Impairment of long-lived assets	28,600	8.6	5,433	2.8	76,089	10,930	38.4
Total operating expenses	309,854	93.6	319,005	167.1	421,464	60,540	212.5

(1)	Our selling expenses included share-based compensation of RMB1.5 million, RMB2.0 million and RMB2.9 million (US$0.4 million) in 2017, 2018 and 2019, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. Our general and administrative expenses included share-based compensation of RMB10.1 million, RMB9.2 million and RMB17.7 million (US$2.5 million) in 2017, 2018 and 2019, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. We did not grant any share options under our 2008 share incentive plan in 2012, 2013, 2015 and 2016. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for details of the grants under our share incentive plans.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses increased from 2017 to 2018 and further increased from 2018 to 2019 due to the increase in advertisement and promotion fees, which because we opened two new cooperative centers in 2019. We expect our selling expenses will continue to increase in absolute amount in the future as we expect our Guangzhou Concord Cancer Center will commence operation in 2020. Our selling expenses include share-based compensation of RMB1.5 million in 2017, RMB2.0 million in 2018 and RMB2.9 million (US$0.4 million) in 2019.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of RMB10.1 million in 2017, RMB9.2 million in 2018 and RMB17.7 million (US$2.5 million) in 2019. See “—Share-based Compensation.”

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

Impairment of Long-lived Assets. Our impairment of long-lived assets was RMB28.6 million, RMB5.4 million and RMB76.1 million (US$10.9 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

We recorded share-based compensation expenses of approximately RMB11.6 million in 2017, RMB11.1 million in 2018 and RMB20.6 million (US$3.0 million) in 2019. The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the terminate date are still subject to the 2008 share incentive plan.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Certain of our subsidiaries are established in the British Virgin Islands and under the current laws of the British Virgin Islands, such subsidiaries are not subject to income or capital gains tax.

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the state of Delaware, the United States in 2011. The entity is subject to U.S. federal and state income tax (graduated federal income tax rate up to 35% in 2017 and a flat federal income tax rate of 21% in 2018 and 2019) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas and as such, it is subject to Texas franchise tax. The amount of current income tax for federal and state for US Proton Therapy Holdings Limited (Delaware) was recorded as nil, RMB2.9 million and RMB negative 1.4 million (US$ negative 0.2 million) for the years ended December 31, 2017, 2018, and 2019, respectively.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2017, 2018 and 2019. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. In April 2015, we acquired Concord International Hospital, which has remained in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2017, 2018 and 2019. In addition, upon payments of dividends by China Medstar and Concord International Hospital to its shareholder, no Singapore withholding tax will be imposed.

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

We recognize revenue net of value added taxes. If revenue recognition is deferred to a later period, the related value added tax are also deferred and will be recognized only upon recognition of the deferred revenue.

ASC 606 Revenue

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

Consumables Sales

Consumable sales represented the sales of supplies to certain hospitals in the PRC. Under the majority of the consumable sales contracts, we act primarily as a reseller, and do not have pricing authority or have title to the inventory prior to delivery to the hospital. We are an agent and generally record revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable.

Brand Royalty Fees

Brand royalty fees represented the right to use the brand of Meizhong Jiahe by several specialty cancer hospitals since the year of 2016, on a fixed annual fee. Fixed annum fees are recognized ratably over the service term.

Prior to 2015, we operated a full service hospital that we acquired in 2012, Chang’an Hospital, which was then disposed of in 2014. Starting 2015, we began to operate a premium cancer hospital through the acquisition of Concord International Hospital. Hospital revenue consists of medical service income and medicine income.

Medical Service Income

Medical service income includes revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests. Medical service income also includes revenue generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. We are a principal as we are primarily responsible for providing medical services to the income, control the promised services before transferring to patients, and have pricing discretion. We generally record revenue generated from medical service on a gross basis.

In limited instances, the patient services are provided by visiting consultants, who do not have employment agreements with us and are not considered our employees. As the visiting consultants have the discretion to take their patients to other hospital for the required treatment and set their own consultation fee charged to patients, we are an agent in such arrangement. We collect fees on behalf of the visiting consultants and record revenue at the net amounts as commissions.

Medicine Income

Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospital business. We are a principal as we are primarily responsible for providing medicine to the patients and have pricing discretion. We generally record medicine income on a gross basis.

Cost of Revenues

Network Costs

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

Cost of Sales-Type Lease

Cost of sales-type lease as a lessor is recorded as the carrying value of the underlying asset at lease commencement.

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

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of our receivables due from our customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which loss is determined to be probable. We routinely evaluate the collectability of accounts receivable of each customer on a specific identification basis. At the time when we become aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due, and thereby reduces the net recognized receivable to the collectible amount. Accounts receivable balances are written off after all collection efforts have been exhausted.

Leases

Lessee Accounting

We lease office space, plant and machinery, and land use rights. Our offices and facility leases generally have lease terms between 1 to 18 years. Our lease agreements include fixed and variable lease payments and do not contain material residual value guarantees. Our leases do not contain restrictions or covenants that restrict us from incurring other financial obligation. We also make upfront payments to acquire the leased land from the owners, with lease periods of 50 years (“land use right”). There is no ongoing payment under the terms of these land use rights.

We determine if an arrangement is a lease at inception and classifies leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25-2. We classify a lease as a finance lease if the lease meets any one of the following criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.	The lease term is for a major part of the remaining economic life of the underlying asset.
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

We classify a lease as an operating lease when it does not meet any one of these criteria.

For operating leases, we recognize a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. Lease expense is recorded on a straight-line basis over the lease term. As our leases do not provide an implicit rate, we estimate its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. In estimating its incremental borrowing rate, we consider its credit rating, nature of underlying asset, and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

When we enter into sale-leaseback transactions as lessee, it first assesses whether the effectively transferred the underlying asset using the guidance in ASC 606. If we transfer the control of the leased asset to the buyer-lessor, we account for the sale of the underlying asset in accordance with ASC606. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If we do not transfer the control of the leased asset to the buyer-lessor, it is a failed sales-leaseback transaction and subsequently accounted for as a financing arrangement.

Lessor Accounting

We provide sales-type, direct financing and operating leases of various medical equipment primarily to hospitals in the PRC for periods ranging from 5 to 20 years. We classify a lease as a sales-type lease in accordance with the recognition criteria in ASC 842-20-25 if the lease meets any one of the criteria mentioned above when determining a finance lease. For sales-type leases, we derecognize the underlying asset and recognize the net investment in the lease which is the sum of the lease receivable when collectability is probable at lease commencement. All initial direct costs are expensed at commencement date. We subsequently recognize interest income over the lease term using the effective interest method. Many of our leases contain variable lease payments based on the revenue or profit generated from the hospitals’ use of the underlying assets, the specific amounts of which are agreed monthly with the hospitals and settled based on our payment terms. In such circumstances, we recognize a selling loss at commencement for the difference between the net investment in the lease and the carrying amount of the underlying asset. We do not include variable lease payments in the net investment in the lease and such payments are recognized as income in profit or loss in the period when the facts and circumstances on which the variable lease payments are based occur.

When none of the criteria in ASC 842-20-25-2 are met, we classify a lease as either a direct financing lease or an operating lease. We classify as a direct financing lease if (i) the present value of the sum of lease payments and any residual value guarantee equals or exceeds substantially all the fair value of the underlying asset; and (ii) it is probable at inception that it will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are not met, the lease is classified as an operating lease.

A general description of our lease income for each type of lease arrangement was as follows:

i.	Sales-type lease income

We provide diagnostic imaging and/or radiation oncology system (“medical equipment”) to hospitals in the PRC through lease arrangements ranging from 5 to 20 years. In certain circumstances, we also provide full-time qualified system technician responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. We receive a portion of the hospital’s revenue or profits from delivering the diagnostic imaging and / or radiation oncology services to patients, based on the revenue-sharing or profit-sharing formula predetermined in the contracts.

We evaluate such arrangements at inception to determine whether they contain a lease and the lease classification under ASC 842. Most of such arrangements are classified as sales-type leases since these agreements often include an option to the hospitals to purchase the underlying asset which the hospitals are reasonably certain to exercise. Variable lease payments are fully constrained at inception of the contract. Variable fees are included in the arrangement transaction price when significant reversal is not expected to occur, which is the time when the hospital calculates the profit sharing under the arrangement and agreed upon by both parties, typically at month end.

Our arrangements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance, update and consultation services related to the medical equipment. We allocate the lease and non-lease components of the contract consideration on a relative standalone selling price basis.

ii.	Operating lease income

We elected the package of practical expedients which allowed us not to separate lease and non-lease components for diagnostic imaging and /or radiation oncology systems assets and recognizes profit sharing revenue under ASC 842. If there is a non-lease component whose pattern and timing is not the same we allocate the consideration on a relative standalone selling price basis.

iii.	Direct financing lease income

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

As of December 31, 2018 and 2019, we recorded long-term investments of RMB388.4 million and RMB64.9 million (US$9.3 million), respectively.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2018 and 2019, we had three reporting units, consisting of network business, overseas hospital business and domestic hospital business. Goodwill that has arisen as a result of the acquisitions of subsidiaries during the year was assigned to hospital business reporting unit.

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

In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. Prior to adopting ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”), all grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Forfeitures were accounted as they occur. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

We adopted ASU 2018-07 on January 1, 2019, which uses the modified retrospective method. Subsequent to the adoption, we measure equity awards using their fair value on grant date. The impact of adopting the new standard was insignificant.

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

For our non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to us. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within our control, the non-controlling interest is classified as mezzanine equity. We accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. When the non-controlling interest is mandatory redeemable on a fixed or determinable date, the non-controlling interest is classified as liabilities.

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
		(in thousands)
Liabilities:
Deferred tax liabilities	73,577	(5,632)	67,945
Equity:
Accumulated deficit	(879,393)	5,632	(873,761)

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), our chief operating decision maker (“CODM”) has been identified as the chief executive officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2017, 2018 and 2019, our CODM evaluates segment performance based on the measures of revenues, costs of sales and gross profit (loss) by the network and hospital segments. For the years ended December 31, 2017, 2018 and 2019, we had two operating and reporting segments, including our network and hospital segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	330,977	190,898	198,363	28,493
Cost of revenues	(232,979)	(171,136)	(214,193)	(30,767)
Gross profit	97,998	19,762	(15,830)	(2,274)
Operating expenses:
Selling expenses(1)	(43,608)	(21,718)	(30,241)	(4,344)
General and administrative expenses(2)	(237,646)	(291,854)	(315,134)	(45,266)
Impairment of long-lived assets	(28,600)	(5,433)	(76,089)	(10,930)
Operating loss	(211,856)	(299,243)	(437,294)	(62,814)
Interest expense	(89,959)	(46,232)	(28,700)	(4,122)

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Foreign exchange gain, net	4,023	36,531	34,990	5,026
(Loss) gain on disposal of long-lived assets	(31,437)	4,711	(1,299)	(187)
Interest income	12,077	14,168	9,165	1,316
Income (loss) from equity method investments	1,454	(20,747)	(5,078)	(729)
Gain on disposal of subsidiaries	58,913	3,341	-	-
Other income, net	2,890	34,206	37,138	5,335
Gain on disposal of an equity method investment	—	48,019	-	-
Loss before income taxes	(253,895)	(225,246)	(391,078)	(56,175)
Income tax (expenses) benefit	(31,789)	(34,051)	38,986	5,600
Net loss	(285,684)	(259,297)	(352,092)	(50,575)
Net loss attributable to non-controlling interests	(1,364)	(24,422)	(45,043)	(6,470)
Net loss attributable to Concord Medical Services Holdings Limited	(284,320)	(234,875)	(307,049)	(44,105)

(1)	Our selling expenses included share-based compensation of RMB1.5 million in 2017, RMB2.0 million in 2018 and RMB2.9 million (US$0.4 million) in 2019.

(2)	Our general and administrative expenses included share-based compensation of RMB10.1 million in 2017, RMB9.2 million in 2018 and RMB17.7 million (US$2.5 million) in 2019.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Network revenue:
Operating lease income(1)	232,015	71,864	53,485	7,683
Sales-type lease income(1)	-	-	1,130	162
Management services and technical services	46,143	50,291	48,416	6,954
Direct financing lease income(1)	7,554	4,859	3,944	567
Brand royalty fees	6,604	5,189	5,081	730
Consumables sales	7,005	5,867	9,482	1,362
	299,321	138,070	121,538	17,458
Hospital revenue:
Medicine income and medical service	31,656	52,828	76,825	11,035

Total revenues	330,977	190,898	198,363	28,493

(1)       Operating lease income, sales-type lease income and direct financing lease income were recognized under ASU 2016-02, Leases (Topic 842).

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Total Net Revenues. Our total net revenues increased by 3.9% to RMB198.4 million (US$28.5 million) for the year ended December 31, 2019 from RMB190.9 million for the year ended December 31, 2018, primarily due to the increase in our net revenues from the hospital business, which was partially offset by a decrease in our net revenues from the network business due to termination of some cooperative centers and reduction of profit sharing amount.

Network Business. Our net revenues generated from our network business decreased by 12.0% to RMB121.5 million (US$17.4 million) for the year ended December 31, 2019 from RMB138.1 million for the year ended December 31, 2018, primarily due to termination of some cooperative centers and reduction of profit sharing amount attributable to the change in profit sharing ratio for cooperative centers that were at the later stage of cooperative agreements.

Hospital Business. Our net revenues generated from hospital business increased by 45.5% to RMB76.8 million (US$11.0 million) for the year ended December 31, 2019 from RMB52.8 million for the year ended December 31, 2018, primarily because Datong Meizhong Jiahe Cancer Center and Concord International Hospital in Singapore stepped into normal operation and Shanghai Meizhong Jiahe Cancer Centers Co., Ltd. was consolidated into our results of operations in the fourth quarter of 2018.

Cost of Revenues. Total cost of revenues increased by 25.2% to RMB214.2 million (US$30.8 million) for the year ended December 31, 2019 from RMB171.1 million for the year ended December 31, 2018, primarily due to the increase in our cost of revenues of hospital business.

Network Business. Our cost of revenues of network business decreased by 2.7% to RMB77.1 million (US$11.0 million) for the year ended December 31, 2019 from RMB79.3 million for the year ended December 31, 2018.

Hospital Business. Our cost of revenues of hospital business increased by 49.2% to RMB137.1 million (US$19.6 million) for the year ended December 31, 2019 from RMB91.9 million for the year ended December 31, 2018, primarily due to increased costs of revenues attributable to an increase in hospital clinical staff and facilities, and the consolidation of Shanghai Meizhong Jiahe Cancer Centers Co., Ltd. in the fourth quarter of 2018.

Gross Profit and Gross Margin. As a result of the foregoing, we had a gross loss of RMB15.8 million (US$2.3 million), compared to gross profit of RMB19.8 million for the year ended December 31, 2018.

Operating Expenses. Our operating expenses increased by 32.1% to RMB421.5 million (US$60.4 million) for the year ended December 31, 2019 from RMB319.0 million for the year ended December 31, 2018 primarily due to increased operating costs of hospitals.

Selling Expenses. Our selling expenses increased by 39.2% to RMB30.2 million (US$4.3 million) for the year ended December 31, 2019 from RMB21.7 million for the year ended December 31, 2018. Selling expenses as a percentage of total net revenues increased to 15.2% for the year ended December 31, 2019 from 11.4% for the year ended December 31, 2018. The increase was mainly due we started to operate two new cooperative centers in July and December of 2019, respectively, which resulted in higher advertisement and promotion fees.

General and Administrative Expenses. General and administrative expenses increased by 8.0% to RMB315.1 million (US$45.2 million) for the year ended December 31, 2019 from RMB291.9 million for the year ended December 31, 2018. General and administrative expenses as a percentage of total net revenues increased to 158.9% for the year ended December 31, 2019 from 152.9% in 2018. The increase was mainly due to increased labor cost incurred for the preparsion of opening of Guangzhou Concord Cancer Center and Shanghai Concord Cancer Center.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB5.4 million and RMB76.1 million (US$10.9 million) for the years ended December 31, 2018 and 2019, respectively. The increase was mainly due to the impairment of long-lived assets of the three low performance cooperative centers and the Second Affiliated Hospital of Baotou Medical College which was involved in litigation.

Operating Loss. As a result of the foregoing, our operating loss was RMB437.3 million (US$62.8 million) for the year ended December 31, 2019 as compared to operating loss of RMB299.2 million for the year ended December 31, 2018.

Interest Expense. Our interest expense decreased to RMB28.7 million (US$4.1 million) for the year ended December 31, 2019 from RMB46.2 million for the year ended December 31, 2018, primarily due to the increase in capitalized interest of RMB10.0 million (US$1.4 million) in 2019 .

Foreign Exchange Gain, Net. Our foreign exchange gain, net decreased to RMB35.0 million (US$5.0 million) for the year ended December 31, 2019 from RMB36.5 million for the year ended December 31, 2018, primarily due to exchange rate fluctuation.

(Loss) Gain from Disposal of Long-lived Assets. We had a loss from disposal of long-lived assets of RMB1.3 million (US$0.2 million) for the year ended December 31, 2019, as compared to a gain from disposal of long-lived assets of RMB4.7 million for the year ended December 31, 2018. The change in 2019 was primarily due to the disposals of two cooperative centers. In 2018, we had gains upon actual disposal of those terminated cooperative centers when the proceeds exceeded the residual values of the long-lived assets after accounting for the impairment.

Interest Income. Our interest income decreased to RMB9.2 million (US$1.3 million) for the year ended December 31, 2019 from RMB14.2 million for the year ended December 31, 2018. This decrease was primarily due to the decrease in the amount of cash and restricted cash deposited in financial institutions located in the PRC to secure offshore loans as the offshore loans were fully repaid in 2019.

Income (loss) from Equity Method Investments. Our loss from equity method investments decreased to RMB5.1 million (US$0.7 million) for the year ended December 31, 2019 from RMB20.7 million for the year ended December 31, 2018. The change in 2019 was primarily due to acquisition of the equity interests in Tianjin Jiatai.

Other Income, Net; Gain on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. For the year ended December 31, 2018, we had other income, net of RMB34.2 million, gain on disposal of subsidiaries of RMB3.3 million and gain on disposal of an equity method investment of RMB48.0 million. For the year ended December 31, 2019, we had other income, net of RMB37.1 million (US$5.3 million). We did not have gain on disposal of subsidiaries and gain on disposal of an equity method investment in 2019. Our other income, net in 2019 was primarily a re-measurement gain relating to our disposal of pre-existing equity interests in Wuxi Meizhong Jiahe Cancer Center, Tianjin Jiatai and Shanghai Meizhong Jiahe Imaging Diagnostic Center.

Income Tax (Expenses) Benefit. We had income tax benefit of RMB39.0 million (US$5.6 million) for the year ended December 31, 2019, compared to income tax expenses of RMB34.1 million for the year ended December 31, 2018. We had income tax benefit in 2019 because we had net tax operating losses from our PRC subsidiaries and our consolidated VIEs.

Net Loss. As a result of the foregoing, our net loss increased to RMB352.1 million (US$50.6 million) for the year ended December 31, 2019 from RMB259.3 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Total Net Revenues. Our total net revenues decreased by 42.3% to RMB190.9 million for the year ended December 31, 2018 from RMB331.0 million for the year ended December 31, 2017, primarily due to a decrease in our net revenues from the network business due to termination of some cooperative centers and reduction of profit sharing amount, which was partially offset by the increase in our net revenues from the hospital business.

Network Business. Our net revenues generated from our network business decreased by 53.9% to RMB138.1 million for the year ended December 31, 2018 from RMB299.3 million for the year ended December 31, 2017, primarily due to termination of some cooperative centers and reduction of profit sharing amount attributable to the change in profit sharing ratio for cooperative centers that were at the later stage of cooperative agreements.

Hospital Business. Our net revenues generated from hospital business increased by 66.9% to RMB52.8 million for the year ended December 31, 2018 from RMB31.7 million for the year ended December 31, 2017, primarily because Datong Meizhong Jiahe Cancer Center and Concord International Hospital in Singapore stepped into normal operation and Shanghai Meizhong Jiahe Cancer Center was consolidated into our results of operations in the fourth quarter of 2018.

Cost of Revenues. Total cost of revenues decreased by 26.5% to RMB171.1 million for the year ended December 31, 2018 from RMB233.0 million for the year ended December 31, 2017, primarily due to the decrease in our cost of revenues of network business due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures, which was partially offset by the increase in our cost of revenues of hospital business.

Network Business. Our cost of revenues of network business decreased by 52.4% to RMB79.3 million for the year ended December 31, 2018 from RMB166.4 million for the year ended December 31, 2017, primarily due to termination of some cooperative centers and reduction in operating costs of the existing operating centers resulting from cost control measures.

Hospital Business. Our cost of revenues of hospital business increased by 38.0% to RMB91.9 million for the year ended December 31, 2018 from RMB66.6 million for the year ended December 31, 2017, primarily due to increased costs of revenues attributable to an increase in hospital clinical staff and facilities, and the consolidation of Shanghai Meizhong Jiahe Cancer Center in the fourth quarter of 2018.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 79.8% to RMB19.8 million for the year ended December 31, 2018 from RMB98.0 million for the year ended December 31, 2017. Our gross margin decreased to 10.4% for the year ended December 31, 2018 from 29.6% for the year ended December 31, 2017.

Operating Expenses. Our operating expenses increased by 3.0% to RMB319.0 million for the year ended December 31, 2018 from RMB309.9 million for the year ended December 31, 2017 primarily due to increased operating costs of hospitals.

Selling Expenses. Our selling expenses decreased by 50.2% to RMB21.7 million for the year ended December 31, 2018 from RMB43.6 million for the year ended December 31, 2017. Selling expenses as a percentage of total net revenues decreased to 11.4% for the year ended December 31, 2018 from 13.2% for the year ended December 31, 2017. The decrease was mainly due to termination of some cooperative centers and improved cost control measures implemented in cooperative centers.

General and Administrative Expenses. General and administrative expenses increased by 22.8% to RMB291.9 million for the year ended December 31, 2018 from RMB237.6 million for the year ended December 31, 2017. General and administrative expenses as a percentage of total net revenues increased to 152.9% for the year ended December 31, 2018 from 71.8% in 2017. The increase was mainly due to increased expenditure of MD Anderson Proton Therapy Center’s consultant service for Guangzhou Concord Cancer Center and Shanghai Concord Cancer Center and increased bad debt allowance in 2018.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB28.6 million and RMB5.4 million for the years ended December 31, 2017 and 2018, respectively. In 2018, most terminated centers were disposed and only two centers had impairment loss in 2018.

Operating Loss. As a result of the foregoing, our operating loss was RMB299.2 million for the year ended December 31, 2018 as compared to operating loss of RMB211.9 million for the year ended December 31, 2017.

Interest Expense. Our interest expense decreased to RMB46.2 million for the year ended December 31, 2018 from RMB90.0 million for the year ended December 31, 2017, primarily due to capitalized interest of approximately RMB55.5 million in 2018.

Foreign Exchange Gain, Net. Our foreign exchange gain, net increased to RMB36.5 million for the year ended December 31, 2018 from RMB4.0 million for the year ended December 31, 2017, primarily due to increase in the value of our bank deposits denominated in U.S. dollars.

(Loss) Gain from Disposal of Long-lived Assets. We had a gain from disposal of long-lived assets of RMB4.7 million for the year ended December 31, 2018, as compared to a loss from disposal of long-lived assets of RMB31.4 million for the year ended December 31, 2017. The change in 2018 was primarily due to termination of cooperative centers. In 2017, the long-lived assets were impaired upon termination of the cooperative centers. In 2018, we had gains upon actual disposal of those terminated cooperative centers when the proceeds exceeded the residual values of the long-lived assets after accounting for the impairment.

Interest Income. Our interest income increased to RMB14.2 million for the year ended December 31, 2018 from RMB12.1 million for the year ended December 31, 2017. This increase was primarily due to the increased interest income from restricted cash deposit in banks.

Income (loss) from Equity Method Investments. We had loss from equity method investments of RMB20.7 million for the year ended December 31, 2018, as compared to an income from equity method investments of RMB1.5 million for the year ended December 31, 2017. The change in 2018 was primarily due to the loss incurred by Shanghai Meizhong Jiahe Cancer Center, our equity investees in the first three quarters of 2018.

Other Income, Net; Gain on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. For the year ended December 31, 2017, we had other income, net of RMB2.9 million and gain on disposal of subsidiaries of RMB58.9 million. The gain on disposal of subsidiaries was primarily attributable by our loss of control in Beijing Century Friendship and Beijing Proton Medical Center, which we accounted for as a deemed disposal and recognized a gain. For the year ended December 31, 2018, we had other income, net of RMB34.2 million, gain on disposal of subsidiaries of RMB3.3 million and gain on disposal of an equity method investment of RMB48.0 million. Gain on disposal of subsidiaries in 2018 was primarily due to the completion of the transfer of our 100% equity interest in CMS Radiotherapy Holdings Limited to our related party, Beijing Allcure Medical Technology Co. Ltd., in May 2018. Our other income, net in 2018 was primarily attributable by investment income for disposal preexisting shares for Guofu Huimei, Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Meizhong Jiahe Cancer Center. Our gain on disposal of an equity method investment in 2018 was primarily due to gain from disposal of assets and liabilities of MD Anderson Proton Therapy Center.

Income Tax Expenses. Our income tax expenses increased by 7.1% to RMB34.1 million for the year ended December 31, 2018 from RMB31.8 million for the year ended December 31, 2017.

Net Loss. As a result of the foregoing, we had a net loss of RMB259.3 million for the year ended December 31, 2018, as compared to a net loss of RMB285.7 million for the year ended December 31, 2017.

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

We had net current liabilities of RMB345.0 million (US$49.6 million) as of December 31, 2019. As of December 31, 2019, we had RMB74.3 million (US$10.7 million) in cash and cash equivalents, nil in restricted cash, RMB285.5 million (US$41.0 million) in short-term borrowings outstanding, RMB1,291.8 million (US$185.6 million) in the non-current portion of long-term borrowings outstanding, and RMB42.9 million (US$6.2 million) in the current portion of such long-term borrowings outstanding.

We had net losses in recent years. For the three years ended December 31, 2017, 2018 and 2019, our net loss was approximately RMB285.7 million, RMB259.3 million and RMB352.1 million (US$50.6 million), respectively. As of December 31, 2019, we had an accumulated deficit of RMB1,785.6 million (US$256.5 million) and a total shareholders’ deficit of RMB122.8 million (US$17.6 million). We had net cash used in operating activities of RMB38.6 million and RMB195.3 million (US$28.1 million) for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had net current liabilities of RMB345.0 million (US$49.6 million). These conditions raised substantial doubt about our ability to continue as a going concern.

Our board and management are now reviewing strategy and priorities for the next 12 months and analyzing the cash flow forecast for the next 12 months. By taking into account of (i) the receipt of the capital injection from CITIC Industrial Investment Group Limited of RMB700.0 million (US$100.5 million), (ii) the credit facilities of RMB557.4 million (US$80.1 million) provided by a bank in PRC, and (iii) a financing arrangement agreed by a third party for medical equipment purchase of RMB207.0 million (US$29.7 million), we believe that our current cash and anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of equity securities would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. See “Item 3. Risk Factors — D. Risks Related to Our Company — Our recurring losses and negative cash flows could raise substantial doubt regarding our ability to continue as a going concern.”

Indebtedness

In July 2016, Shanghai Medstar entered into a long-term loan agreement of RMB16.5 million (US$2.4 million) with Agricultural Bank Of China Limited, Shanghai Branch that bears an interest rate of 4.75% per annum. As of December 31, 2019, the loan has been fully repaid.

In May 2018, Shanghai Concord Cancer Center entered into a long-term loan agreement of RMB1.0 billion (US$143.6 million) with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2019, we had an outstanding balance of RMB549.6 million (US$78.9 million). The loan will be due in May 2028.

In July 2018, Guangzhou Concord Cancer Center entered into a long-term loan agreement of RMB500.0 million (US$71.8 million) with China Construction Bank that bears an interest rate of 4.9% per annum. The loan is secured by land use rights. As of December 31, 2019, we had an outstanding balance of RMB500.0 million (US$71.8 million). The loan will be due in July 2028.

In July 2018, Ascendium entered into a short-term loan agreement of RMB180.0 million (US$26.2 million) with Bank of Shanghai that bears an interest rate of 5.87% per annum. The loan was secured by restricted cash deposited in Bank of Shanghai of RMB158.0 million, bearing an interest rate of 4.6% per annum. As of December 31, 2019, the loan has been fully repaid.

In December 2018, Medstar Overseas entered into a short-term loan agreement of RMB250.0 million (US$36.4 million) with Shanghai Huarui Bank that bears an interest rate of 3.3% per annum. The loan is secured by restricted cash deposited in Shanghai Huarui Bank of RMB150.3 million, bearing an interest rate of 1.5% per annum. As of December 31, 2019, the loan has been fully repaid.

In December 2018, Ascendium entered into a short-term loan agreement of RMB128.0 million (US$18.6 million) with Shanghai Huarui Bank that bears an interest rate of 3.3% per annum. The loan was secured by restricted cash deposited in Shanghai Huarui Bank of RMB102.1 million, bearing an interest rate of 1.5% per annum. As of December 31, 2019, the loan has been fully repaid.

In December 2018, Shanghai Medstar entered into a long-term loan agreement of RMB65.0 million (US$9.3 million) with Zhejiang Marine Leasing Co., Ltd. The loan bears an interest rate of 8% per annum. The loan was secured by equipment. As of December 31, 2019, we had an outstanding balance of RMB64.0 million (US$9.2 million). The loan will be due in December 2023.

Certain bank borrowings were secured by accounts receivable with a carrying value of nil and RMB30.5 million (US$4.4 million), including lease receivables with a carrying value of nil and RMB25.0 million (US$3.6 million), certain land use rights with a carrying value of RMB425.7 million and RMB416.5 million (US$59.8 million), certain construction in progress with a carrying value of RMB633.4 million and RMB1,152.4 million (US$165.5 million), deposit for non-current asset with a carrying value of RMB13.8 million and nil, and restricted cash of RMB422.0 million and nil, as of December 31, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, the short-term bank and other borrowing bore a weighted average interest of 4.08% and 7.73% per annum, and the long-term bank and other borrowings bore a weighted average interest of 9.81% and 11.49% per annum, respectively.

As of December 31, 2019, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to nil and RMB557.4 million (US$80.1 million), respectively.

From time to time, we also enter into loan agreements with our related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Accounts Receivable

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2019:

	1-6 months	7-12 months	1-2 years	Over 2 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Network Business
Accounts receivable	38,728	9,521	14,999	3,896	67,144
Allowance for doubtful accounts	—	(192)	(3,216)	(3,461)	(6,869)
Accounts receivable, net	38,728	9,329	11,783	435	60,275
Hospital Business
Accounts receivable	12,837	822	66	9	13,734
Allowance for doubtful accounts	—	(203)	(66)	(9)	(278)
Accounts receivable, net	12,837	619	—	—	13,456

We attempt to collect accounts receivables within the hospital payment terms. Standard payment terms are typically 90 days after invoice date. Hospital payment terms vary from one another. Any departure from the standard hospital payment term must be approved by the chief financial officer and/or the finance controller. Our management evaluates our accounts receivable on a quarterly basis. As of the date of this annual report, we do not expect any material uncertainties which would affect the future realization of revenues.

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	26,732	(38,591)	(195,347)	(28,058)
Net cash used in investing activities(1)	(313,010)	(1,000,355)	(1,071,507)	(153,913)
Net cash generated from financing activities	189,899	1,203,042	513,268	73,726
Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	157	459	1,161	166
Net (decrease) increase in cash	(96,222)	164,555	(752,425)	(108,079)
Cash at beginning of the year	758,399	662,177	826,732	118,753
Cash at end of the year	662,177	826,732	74,307	10,674

(1)	Net cash used in investing activities in 2017 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB289.1 million and investments in equity method investees of RMB97.8 million. Net cash generated from investing activities in 2017 included proceeds from disposal of property, plant and equipment of RMB38.1 million and proceeds from principal portion of direct financing leases of RMB61.9 million. Net cash used in investing activities in 2018 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB764.4 million and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired of RMB528.7 million and purchase of short-term investments of RMB252.3 million. Net cash generated from investing activities in 2018 included redemption from short-term investments of RMB202.3 million, proceeds from disposal of other investment of RMB212.9 million and proceeds from disposal of property, plant and equipment of RMB113.0 million. Net cash used in investing activities in 2019 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million (US$100.7 million) and acquisitions of Tianjin Jiatai, SH Rongchi, Heze Meizhong Jiahe Cancer Center, Shanghai Meizhong Jiahe Imaging Diagnostic Center and Wuxi Meizhong Jiahe Cancer Center net of cash acquired of RMB420.6 million (US$60.4 million) and settlement of investment in Shanghai Meizhong Jiahe Cancer Center of RMB105.1 million (US$15.1 million). Net cash generated from investing activities in 2019 included redemption from short-term investments of RMB50.0 million (US$7.2 million) and proceeds from disposal of property, plant and equipment of RMB69.3 million (US$10.0 million).

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

Net cash used in operating activities for the year ended December 31, 2019 was RMB195.3 million (US$28.1 million), resulting primarily from our net loss of RMB352.1 million (US$50.6 million), as adjusted by the reconciliation of certain non-cash items, including (i) impairment of long-lived assets of RMB76.1 million (US$10.9 million), (ii) interest and consultation expenses of RMB53.2 million (US$7.6 miilion), (iii) depreciation of property, plant and equipment of RMB44.4 million (US$6.4 million), (iv) allowance for doubtful accounts, net of US$24.5 million (US$3.5 million), (v) deferred tax expense of RMB22.5 million (US$3.2 million), (vi) a selling loss recognized at sale-type lease commencement of RMB21.2 million (US$3.0 million), and (vii) share-based compensation of RMB20.6 million (US$3.0 million). Additional factors affecting operating cash flow included (i) a decrease in accrued expenses and other liabilities of RMB60.9 million (US$8.8 million), (ii) an increase in prepayments and other current assets of RMB11.0 million (US$1.6 million) and (iii) a decrease in accrued unrecognized tax benefit of RMB16.2 million (US$2.3 million).

Net cash used in operating activities for the year ended December 31, 2018 was RMB38.6 million, resulting primarily from our net loss of RMB259.3 million, as adjusted by the reconciliation of certain non-cash items, including (i) interest and consultation expenses of RMB46.2 million, (ii) depreciation of property, plant and equipment of RMB40.8 million, (iii) gains from disposal of an equity method investment, attributable to MD Anderson Proton Therapy Center’s sale of its assets and liabilities to UTMDACC, of RMB48.0 million, and (iv) gains from revaluation of previously held equity interests of RMB28.8 million. Additional factors affecting operating cash flow included (i) an increase in accrued expenses and other liabilities of RMB51.9 million, (ii) an increase in accounts receivable of RMB48.4 million, (iii) an increase in other non-current assets of RMB41.1 million, and (iv) an increase in accrued unrecognized tax benefits of RMB46.2 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was RMB1,071.5 million (US$153.9 million), consisting primarily of acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million (US$100.7 million), acquisitions of Tianjin Jiatai, SH Rongchi, Heze Meizhong Jiahe Cancer Center, Shanghai Meizhong Jiahe Imaging Diagnostic Center and Wuxi Meizhong Jiahe Cancer Center, net of cash acquired of RMB420.6 million (US$60.4 million), and settlement of investment in Shanghai Meizhong Jiahe Cancer Center of RMB105.1 million (US$15.1 million), which were partially offset by proceeds from disposal of property, plant and equipment of RMB69.3 million (US$10.0 million) and redemption of short-term investment of RMB50.0 million (US$7.2 million).

Net cash used in investing activities for the year ended December 31, 2018 was RMB1,000.4 million, consisting primarily of acquisitions of and deposits for the purchases of property, plant and equipment of RMB764.4 million and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired of RMB528.7 million and purchase of short-term investments of RMB252.3 million, partially offset by redemption from short-term investment of RMB202.3 million proceeds from disposal of an equity investment, attributable to our sharing of proceeds generated from MD Anderson Proton Therapy Center’s sale of its assets and liabilities to UTMDACC, of RMB212.9 million and proceeds from disposal of property, plant and equipment of RMB113.0 million.

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

Net Cash Generated from Financing Activities

Net cash generated from financing activities for the year ended December 31, 2019 was RMB513.3 million (US$73.7 million), consisting primarily of proceeds from long-term bank and other borrowings of RMB934.4 million (US$134.2 million) and proceeds from short-term bank borrowings of RMB285.5 million (US$41.0 million), which were partially offset by the repayment of long-term bank borrowings of RMB253.8 million (US$36.5 million) and the repayment of short-term bank borrowings of RMB442.8 million (US$63.6 million).

Net cash generated from financing activities for the year ended December 31, 2018 was RMB1,203.0 million, consisting primarily of proceeds from issuance of contingently redeemable non-controlling interests of a subsidiary of RMB1,500 million associated with the strategy investment in Meizhong Jiahe by CICC and other investors, proceeds from short-term bank borrowings of RMB726.7 million and proceeds from long-term bank and other borrowings of RMB472.6 million, which were partially offset by the repayment of short-term bank borrowings of RMB864.3 million, repayment of long-term bank borrowings of RMB504.8 million, borrowings from related parties of RMB174.3 million and repayment of secured borrowings of RMB243.3 million.

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

Acquisitions and Capital Expenditures

In January 2016, we acquired 100% of the equity interests in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a total consideration of RMB100.6 million. After the transaction, we held a total of 80% of the equity interests in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers.

In June 2018, Meizhong Jiahe entered into separate agreements with Guofu Huimei to purchase all its 78.31% equity interest in Beijing Century Friendship which held a 55% equity interest in Beijing Proton Medical Center and a 54.8% equity interest in Shanghai Meizhong Jiahe Cancer Center at consideration of RMB388.5 million and RMB182.1 million, respectively. The consideration was paid in June 2018 and July 2018, respectively, and the related commercial registrations were completed on July 26, 2018 and October 8, 2018, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, according to which ZR Guofu withdrew its investments in Guofu Huimei, amounting to RMB746.0 million. We became the sole shareholder of Guofu Huimei after ZR Guofu’s withdrawal of its investments in Guofu Himei in July 2018 and the completion of commercial registration on September 3, 2018. Upon the completion, we held a 100% equity interest in Beijing Century Friendship, a 80% equity interest in Beijing Proton Medical Center, a 90% equity interest in Shanghai Meizhong Jiahe Cancer Center and a 100% equity interest in Guofu Huimei through our wholly-owned or majority-owned subsidiaries. We accounted for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship and Beijing Proton Medical Center and Shanghai Meizhong Jiahe Cancer Center on October 8, 2018.

In 2017, 2018 and 2019, our capital expenditures totaled RMB289.9 million, RMB870.7 million and RMB675.3 million (US$96.7 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2019 decreased by RMB195.4 million (US$28.0 million) as compared to 2018, primarily due to decreases in acquisitions of and deposits for the purchases of property, plant and equipment.

We estimate that our expected aggregate capital expenditures in 2020 will be approximately RMB1.0 billion (US$143.2 million) to RMB1.1 billion (US$157.6 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai, Guangzhou and Beijing. As of December 31, 2019, we had bank credit lines totaling RMB1.6 billion (US$229.7 million), of which RMB557.4 million (US$80.1 million) had not been utilized. There are no financing term among our bank loan terms which will have an adverse effect on our operations.

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

Restrictions on Cash Dividends

We conduct our business primarily through our consolidated subsidiaries incorporated in China and Singapore. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises (generally known as WFOEs), and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.”

The ability of our subsidiary to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. See “Item 10. Additional Information — D. Exchange Controls”

Recent Adopted Accounting Pronouncement

Adoption of ASU 2016-02

We adopted ASU 2016-02, Leases, and all subsequent ASUs relating to this topic (collectively, “ASC 842”) effective January 1, 2019. We elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to not reassess (1) whether expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for existing leases as of the adoption date. We elected to not separate lease and associated non-lease components if certain criteria are met as provided by ASU 2018-11. We also made an accounting policy election to exempt short-term leases of 12 months or less from balance sheet recognition requirements associated with the new standard. We will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease term.

Prior to adopting ASC 842, we accounted for the prepaid land use right in the PRC cost less accumulated amortization. We record amortization on a straight-line basis over the terms of the land use rights agreement of 50 years. Upon the adoption of ASC 842, operating leases related to land use right are subject to ASC 842 and right-of-use assets and lease liabilities are recognized on the consolidated balance sheet.

The impact arising from the adoption of ASC 842 at January 1, 2019 for leases as lessee was as follows:

	Balance as of December 31, 2018	Adjustment due to the adoption of ASU 2016-02	Balance as of January 1, 2019
	(RMB in thousand)
Assets:
Right-of-use assets, net	-	529,843	529,843
Prepayments, other receivables and other assets	227,714	(1,186)	226,528
Prepaid land lease payments	438,323	(438,323)	-

Liabilities:
Operating lease liabilities, current	-	13,101	13,101
Operating lease liabilities, noncurrent	-	77,233	77,233

Recent Accounting Pronouncement Pending Adoption

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods, beginning after December 15, 2019. In November 2018, the FASB issued Accounting Standards Update No. 2018-19—Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326. Among other things, the amendments clarify the reference for purchased financial assets with credit deterioration in a business combination to ASC 326-20. The amendments have the same effective dates as ASU 2016-13 (Topic 326) for entities that have not yet adopted that standard. We are currently in the process of evaluating the impact of the adoption of ASU 2019-11 and do not expect any material impact on our consolidated financial statements as a result of adopting the new standard.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We do not expect any material impact on the consolidated statements as a result of adopting the new standard.

In November 2019, the FASB issued ASU 2019-08, Codification Improvements – Share-Based Consideration Payable to a Customer. ASU 2019-08 requires entities to measure and classify share-based payments that are granted to a customer in conjunction with a revenue arrangement and are not in exchange for a distinct good or service in accordance with ASC 718. This guidance is effective for all public business entities (“PBEs”) and other entities that have adopted ASU 2018-07 in fiscal years beginning after December 15, 2019, including interim periods therein. Early adoption is permitted but cannot precede an entity’s adoption of ASU 2018-07. We do not expect any material impact on the consolidated statements as a result of adopting the new standard.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for PBEs for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. We do not expect any material impact on the consolidated statements as a result of adopting the new standard.

C.	Research and Development, Patents and Licenses, etc.

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of our future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-4 years	More than 4years
	(RMB in thousands)
Short-term debt obligations	285,500	285,500	-	-	-
Long-term debt obligations	1,334,702	42,939	277,705	184,432	829,626
Capital lease obligations	400	—	400	—	—
Operating lease obligations	365,957	25,362	45,135	39,302	256,158
Purchase obligations	622,584	622,584	—	—	—
Total	2,609,143	976,385	323,240	223,734	1,085,784

Our short- and long-term debt obligations as of December 31, 2019 represented bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2019 had a weighted average interest rate of 7.73% per annum. Our long-term bank and other borrowings outstanding as of December 31, 2019 had a weighted average interest rate of 11.49% per annum.

As of December 31, 2019, we had RMB285.5 million (US$41.0 million) in short-term borrowings outstanding, and RMB1,334.7 million (US$191.7 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB42.9 million (US$6.2 million).

As of December 31, 2019, our operating lease obligations for 2020, 2021, 2022 and 2023 and thereafter were RMB25.4 million (US$3.6 million), RMB24.5 million (US$3.5 million), RMB20.7 million (US$3.0 million), RMB20.0 million (US$2.9 million) and RMB275.5 million (US$39.6 million), respectively.

As of December 31, 2019, we had purchase obligations for certain medical equipment that amounted to RMB622.6 million (US$89.4 million), which are all scheduled to be paid within one year.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	49	Chairman, chief executive officer
Zheng Cheng	57	Director
Qing Pan	46	Director
Yaw Kong Yap	56	Chief financial officer, president
Xiao Fu	53	Chief operating officer
Matthew D. Callister	50	Chief medical officer
Denny Lee	53	Independent director
Weibo Yin	89	Independent director
Liping Zhang	48	Independent director

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

Mr. Qing Pan has served as a director of our company since November 2019. Mr. Qing Pan is the CFO of Noah Holdings Limited (“Noah”). As a veteran in the investment and finance community, Mr. Pan spent 17 years with Deloitte as an audit partner before joining Noah. He was also a former member of the accounting research division at Deloitte’s headquarter in the US. Mr. Pan received an MBA and a master degree in science from Northeastern University in Boston, U.S., in 1999. Mr. Pan is certified in public accounting in the U.S., mainland China and Hong Kong.

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

No family relationship exists among any of our directors or members of our executive officers named above and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officers.

B.	Compensation

Compensation of Directors and Executive Officers

In 2019, the aggregate cash compensation to all of our directors and our executive officers was RMB10.1 million (US$1.5 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2019 for pension, retirement or other similar benefits to our directors and our executive officers, except as disclosed in “—D. Employees” and elsewhere in this annual report on Form 20-F.

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

On October 2, 2018, we granted 5,992,605 restricted shares to certain directors, officers and employees, of which 2,412,000 restricted shares to our executive officers and directors and 3,580,605 restricted shares to other employees. Such restricted shares are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than eight years from their grant date.

The following table summarizes, as of December 31, 2019, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price Underlying Outstanding Options (US$/Share)	Restricted Shares	Grant Date	Expiration Date
Jianyu Yang	716,310	2.037	—	February 18, 2014	February 17, 2022
Zheng Cheng	716,310	2.037	—	February 18, 2014	February 17, 2022
Yaw Kong Yap	225,204	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,091	February 18, 2014	February 17, 2022
	—	—	21,132	July 1, 2014	June 30, 2022
	—	—	761,850	August 7, 2017	August 6, 2025
	—	—	930,000	October 2, 2018	October 1,2026
Xiao Fu	149,775	2.037	—	February 18, 2014	February 17, 2022
	—	—	63,240	February 18, 2014	February 17, 2022
	—	—	243,000	August 8, 2017	August 7, 2025
	—	—	720,000	October 2, 2018	October 1,2026
Matthew D. Callister	—	—	450,000	October 2, 2018	October 1,2026
Denny Lee	116,283	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,100	August 7, 2017	August 6, 2025
	—	—	222,000	October 2, 2018	October 1,2026
Weibo Yin	69,771	2.037	—	February 18, 2014	February 17, 2022
Liping Zhang	—	—	45,000	September 13, 2017	September 12,2025
	—	—	90,000	October 2,2018	October 1,2026
Other individuals as group	600,849	2.037	—	February 18, 2014	February 17, 2022
	—	—	824,643	February 18, 2014	February 17, 2022
	—	—	69,564	August 1, 2014	July 31, 2022
	—	—	486,000	August 7, 2017	August 6, 2025
	—	—	2,729,700	August 8, 2017	August 7, 2025
	—	—	3,580,605	October 2, 2018	October 1,2026

C.	Board Practices

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

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Employment Agreements

We or any of our subsidiaries do not have any directors’ service contracts with our directors providing for benefits upon termination of appointment.

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

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers and our hospital in Singapore. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 583, 584 and 738 employees as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had 658 and 80 employees based in China and Singapore, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2019
	Employees	% of Total
Management	51	6.9
Administration	74	10.0
Financial control	41	5.6
Hospital and Operation	390	52.8
Marketing	23	3.1
Business development	5	0.7
Centers	154	20.9
Total	738	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2017, 2018 and 2019 was RMB13.1 million, RMB13.3 million, RMB13.3 million and RMB22.9 million (US$3.3 million), respectively. Of the total amount of contributions that we made to employee benefit plans in 2017, 2018 and 2019, RMB0.4 million, RMB0.3 million and RMB0.3 million (US$0.04 million) were attributable to Concord International Hospital in Singapore that we acquired in 2015, respectively.

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

The calculations in the table below are based on 130,241,995 ordinary shares outstanding, including 84,454,047 Class A ordinary and 45,787,948 Class B ordinary shares outstanding, as of the date of this annual report.

	Ordinary Shares Beneficially Owned(1)
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership(2)	% of Aggregate Voting Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	14,699,238	38,287,948	52,987,186	40.5	73.2
Zheng Cheng(5)	716,310	7,500,000	8,216,310	6.3	13.9
Qing Pan	—	—	—	—	—
Yaw Kong Yap(6)	1,496,652	—	1,496,652	1.1	0.3
Xiao Fu	*	—	*	*	*
Matthew D. Callister	*	—	*	*	*
Denny Lee	*	—	*	*	*
Weibo Yin	*	—	*	*	*
Liping Zhang	*	—	*	*	*
All directors and officers as a group	17,873,319	45,787,948	63,661,267	47.7	87.2
Principal Shareholders:
Morgancreek Investment Holdings Limited(7)	13,982,928	38,287,948	52,270,876	40.1	73.2
Solar Honor Limited(8)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(9)	13,086,350	—	13,086,350	10.0	2.4
Bluestone Holdings Limited(10)	—	7,500,000	7,500,000	5.8	13.8

 *      Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,241,995 ordinary shares outstanding as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual reports.

(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(4)	Represents (i) 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek, and (ii) 716,310 Class A ordinary shares issuable upon exercise of options held by Dr. Yang that are exercisable currently or within 60 days of the date of this annual report.

(5)	Represents (i) 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder, and (ii) 716,310 Class A ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.

(6)	Represents (i) 541,800 Class A ordinary shares held by Mr. Yap and (ii) 225,204 Class A ordinary shares issuable upon exercise of options, as well as 729,648 Class A ordinary shares issuable upon vesting of restricted shares, held by Mr. Yap that are exercisable currently or within 60 days of the date of this annual report.

(7)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)	Represents 14,163,325 Class A ordinary shares, and 405,326 ADSs, each representing three Class A ordinary shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.

(9)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(10)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, a total of 15,179,697 ADSs representing 45,539,091 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

We are currently not aware that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly and we are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the beneficial ownership and restructuring information as disclosed in this “E. Share Ownership” and “Item 4. Information on the Company—History and Development of the Company.”

See “—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for a summary of our share incentive plan and the options granted thereunder.re

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Borrowings with Related Parties

In April 2017, we entered a loan agreement with Tianjin Jiatai, an equity held by our equity method investee in 2017, for a loan of RMB91.9 million. The loan is intend to be used for purchase medical equipment for Shanghai Meizhongjiahe Medical Image Center which is under the control of Tianjin Jiatai. According to the contract, the terms of the agreement do not stipulate any interest and the payment schedule, the repayment should be settled within five years since the validation date of the contract as appropriate. In 2018 and 2019, we repaid RMB36.4 million and RMB34.5 million (US$5.0 million), respectively, and incurred an interest expense of RMB193,000 and nil, respectively. As of December 31, 2019, we had an outstanding balance of RMB20.9 million (US$3.0 million). In addition, we provided management services to Tianjin Jiatai pursuant to our management agreement. In 2017, 2018 and 2019, we recognized management service income of RMB6.6 million, nil and nil, respectively, from Tianjin Jiatai.

In January 2019, we entered a loan agreement with Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., an equity investee of our company, for a loan of RMB28.0 million. The loan was intended to be used for its daily operation and did not bear any interest. In November 2019, Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. became our subsidiary and was consolidated into our company. The outstanding balance of RMB2.0 million has been offset.

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

Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Indemnification Agreements.”

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

Dividend Policy

On January 7, 2014, July 28, 2014 and December 11, 2015, our board of directors declared special cash dividends of US$0.24 per ordinary share (or US$0.72 per ADS), US$0.30 per ordinary share (or US$0.90 per ADS) and US$0.33 per ordinary share (or US$0.99 per ADS) on our outstanding ordinary shares, respectively. The total amount for the special dividend is approximately US$32.4 million, US$40.6 million and US$44.5 million, based on the number of ordinary shares outstanding as of September 30, 2013, March 31, 2014 and September 30, 2015, respectively. No special dividend was declared on 2017, 2018 and 2019.

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

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. On January 27, 2015, our shareholders by special resolution adopted our fourth amended and restated memorandum and articles of association, which replaced the third memorandum and articles of association in its entirety and is filed as Exhibit 1.1 with this annual report on Form 20-F.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Objects

The objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law.

Director’s Powers

See “Item 6. Directors, Senior Management and Employees.”

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

Dividends; Rights to Share Profit

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Subject to any rights and restrictions for the time being attached to any ordinary shares, the Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by our board of directors.

No dividend may be declared and paid unless our board of directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

•	profits, realized or unrealized, or any reserve set aside from profits;

•	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares; or

•	any other fund or account which can be authorized for this purposes in accordance with the Companies Law.

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

Sinking Fund

Our fourth amended and restated memorandum and articles of association do not provide for sinking fund.

Variation of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Meetings of Shareholders

Shareholders’ meetings may be convened by our board of directors or by the board of directors where required to do so pursuant to a requisition by one or more shareholders holding at the date of deposit of the requisition of shareholders holding at the date of deposit of the requisition not less than 10% of such of the paid-up capital of the company as at that date of the deposit that carry the right to vote at general meetings.

Advance notice of not less than seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third of all voting power of our share capital in issue.

Limitations on the Rights to Own Shares

There are no limitations under the Companies Law or under our fourth amended and resatated memorandum and articles of association that limit the right of non-resident or foreign owners to hold or vote our ordinary shares.

Inspection of Books and Records

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) is made available by the Registrar of Companies for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members.

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Ownership Threshold

There are no provisions under the Companies Law or under our fourth amended and resatated memorandum and articles of association that govern the ownership threshold above which shareholder ownership must be disclosed.

An exempted company is required to maintain a beneficial ownership register at its registered office that records details of the persons who ultimately own or control, directly or indirectly, more than 25% of the equity interests or voting rights of the company or have rights to appoint or remove a majority of the directors of the company. The beneficial ownership register is not a public document and is only accessible by a designated competent authority of the Cayman Islands. Such requirement does not, however, apply to an exempted company with its shares listed on an approved stock exchange, which includes the NYSE. Accordingly, for so long as the shares of the Company are listed on the NYSE, the Company is not required to maintain a beneficial ownership register.

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

Change in Control

Some provisions of our fourth amended and restated articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Differences in Corporate Law

The Companies Law is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such other than by reason of dishonesty, willful default or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our fourth amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings or allow our shareholders to requisition a shareholders’ meeting. Our Memorandum and Articles of Association allow our shareholders to requisition shareholders’ meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fourth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our fourth amended and restated memorandum and articles of association, directors may be removed from office with cause by special resolution or the unanimous written resolution of all shareholders or without cause by ordinary resolution or the unanimous written resolutions of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our fourth amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of not less than two-thirds of our shares voting at a meeting

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated memorandum and articles of association, all or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fourth amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The effects of any applicable state or local laws and other U.S. federal tax laws, such as estate and gift tax laws, the Medicare contribution tax on net investment income and the impact of the alternative minimum tax, are not discussed. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more ”United States persons” (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that hold their ADSs or ordinary shares through a permanent establishment or fixed base outside the United States;

•	a person subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or ADSs being taken into account in an “applicable financial statement” (as defined in the Code);

•	a person who owns or is deemed to own more than 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets (generally based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income (which includes cash).

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares, , unless (i) you make a “mark-to-market” election as discussed below or (ii) we have ceased to be a PFIC and you have previously made the deemed sale election described above. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and to the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. We do not assume responsibility for backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2019, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB2.2 million (US$0.3 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2019, all of our bank borrowing were denominated in Renminbi. In 2019, our Renminbi short-term and long-term bank borrowings had a weighted average interest rate of 7.73% per annum and 11.49% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2019, a 10% change in the interest rates would result in an increase or decrease of RMB12.7 million (US$1.8 million) of our total amount of interest expense for the year ended December 31, 2019. Based on our outstanding interest earning instruments during the year ended December 31, 2019, a 10% change in the interest rates would result in an increase or decrease of approximately RMB0.032 million (US$0.005 million) in our total amount of interest income for the year ended December 31, 2019.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.6% in 2017, 2.1% in 2018 and 2.9% in 2019. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of nil in 2017, US$500,794 in 2018 and US$354,957 in 2019, which included a withholding tax at the tax rate of 30%.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures

Management’s Annual Report on Internal Control over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report using the criteria established in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Tianjin Jiatai, SH Rongchi, Oriental Light Group Limited, Heze Meizhong Jiahe Cancer Center Co., Ltd, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. and Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd., acquired on November 18, 2019, which were included in the December 31, 2019 consolidated financial statements and constituted RMB152.1 million of total assets as of December 31, 2019 and RMB0.4 million of revenue for the year then ended.

Based on the assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019 based on these criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2019. The attestation report issued by Ernst & Young Hua Ming LLP can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation which our management conducted with the participation of our chief executive officer and chief financial officer, our management has concluded there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act and that Mr. Denny Lee, Mr. Weibo Yin and Dr. Liping Zhang of our audit committee qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

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

	For the Year Ended
	December 31,
	2018	2019
	RMB	RMB	US$
		(in thousands)
Audit Fees(1)	5,665	5,632	809
Tax Fees(2)	164	191	27
Non-Audit Fees(3)	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting). In 2018 and 2019, the audit fee included the fees billed for Singapore local annual audit fee.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance services for US Proton Therapy Holdings Ltd. (Delaware) and Concord Healthcare Singapore Pte. Ltd.

(3)	“Non-audit fees” represents the aggregate fees billed for professional services rendered by our independent advisory company for financial advisory service for Concord Medical Services Holdings Limited.

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

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2018 and 2019;

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017, 2018 and 2019;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019;

•	Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2017, 2018 and 2019; and

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3	Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2	Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.4	Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5	Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

8.1*	List of Subsidiaries and Consolidated Affiliate Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, cash flows and shareholders' equity (deficit) for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method for accounting for leases in the year ended December 31, 2019 and its method of recognition of the income tax consequence of intra-entity transfer of assets, the accounting for revenue from contracts with customers, the presentation of the cash flows and its method of accounting for certain long-term investments in year ended December 31, 2018.

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

April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited Concord Medical Services Holdings Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Concord Medical Services Holdings Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, cash flows and shareholders' equity (deficit) for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

April 30, 2020

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		404,742	74,307	10,674
Restricted cash		421,990	-	-
Short-term investment	5	50,000	-	-
Accounts receivable (net of allowance of RMB3,585 and RMB7,147 (US$1,027) and including amounts due from related parties amounting to RMB5,099 and Nil as of December 31, 2018 and 2019, respectively)	6	86,868	73,731	10,591
Prepayments and other current assets (net of reserve of RMB14,798 and RMB9,013 (US$1,295) and including amounts due from related parties amounting to RMB15,572 and RMB3,833 (US$550) as of December 31, 2018 and 2019, respectively)	7	227,714	94,868	13,627
Inventories	8	3,356	4,341	624
Net investment in direct financing leases, current portion	11	29,638	35,240	5,062
Assets held-for-sale	9	4,384	-	-
Total current assets		1,228,692	282,487	40,578

Non-current assets:
Property, plant and equipment, net	10	1,219,309	1,898,861	272,754
Prepaid land lease payments	11	438,323	-	-
Right-of-use assets, net	11	-	647,080	92,947
Net investment in direct financing leases, non-current portion	11	42,977	27,084	3,890
Goodwill	12	165,171	210,443	30,229
Intangible assets, net	13	456,844	532,489	76,487
Deposits for non-current assets (net of reserve of RMB30,860 and RMB93,260 (US$13,396) as of December 31, 2018 and 2019)	14	637,838	624,132	89,651
Long-term investments	15	388,364	64,948	9,329
Other non-current assets	16	7,876	9,921	1,425
Total non-current assets		3,356,702	4,014,958	576,712

Total assets		4,585,394	4,297,445	617,290

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB46,013 and Nil as of December 31, 2018 and 2019, respectively):
Accounts payable		5,438	8,275	1,189
Accrued expenses and other liabilities (including loan from related party of RMB15,985 and Nil as of December 31, 2018 and 2019, respectively)	17	418,006	277,101	39,803
Income tax payable		3,762	752	108
Dividend payable		2,471	-	-
Operating lease liabilities, current	11	-	12,884	1,851
Short-term bank and other borrowings	19	396,520	285,500	41,010
Long-term bank and other borrowings, current portion (including loan from related party of Nil and RMB10,120(US$1,454) as of December 31, 2018 and 2019, respectively)	19	44,068	42,939	6,168
Total current liabilities		870,265	627,451	90,129

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB454,424 and Nil as of December 31, 2018 and 2019, respectively)
Long-term bank and other borrowings, non-current portion	19	497,526	1,291,763	185,550
Deferred tax liabilities	21	165,646	165,438	23,764
Operating lease liabilities, non-current	11	-	218,817	31,431
Mandatorily redeemable noncontrolling interest	1	434,216	-	-
Amounts due to related parties, non-current portion	24(c)	222,518	-	-
Other long-term liabilities	21	121,342	104,738	15,044
Total non-current liabilities		1,441,248	1,780,756	255,789
Total liabilities		2,311,513	2,408,207	345,918

Commitments and contingencies	26
Contingently redeemable noncontrolling interest	1	1,720,366	1,909,606	274,298

Equity (deficit):
Class A ordinary shares (par value of US$0.0001 per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2018 and 2019; outstanding shares-84,390,429 and 84,454,047 as of December 31, 2018 and 2019, respectively)	18	68	68	10
Class B ordinary shares (par value of US$0.0001 per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2018 and 2019; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2018 and 2019, respectively)	18	37	37	5
Treasury stock (12,175,155 and 12,111,537 shares as of December 31, 2018 and 2019, respectively)		(8)	(8)	(1)
Additional paid-in capital		1,758,937	1,759,941	252,800
Accumulated other comprehensive loss		(88,621)	(97,285)	(13,974)
Accumulated deficit		(1,232,991)	(1,785,517)	(256,474)

Total Concord Medical Services Holdings Limited shareholders’ equity (deficit)		437,422	(122,764)	(17,634)
Noncontrolling interests		116,093	102,396	14,708

Total equity (deficit)		553,515	(20,368)	(2,926)

Total liabilities, mezzanine equity and equity (deficit)		4,585,394	4,297,445	617,290

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Revenues, net of value-added tax	23	330,977	190,898	198,363	28,493
Equipment leasing revenues		239,569	76,723	58,559	8,412
Services and other revenues (including revenue from related parties amounting to RMB10,695, RMB9,141, and RMB5,081 (US$730) for the years ended 2017, 2018 and 2019)		91,351	99,117	117,027	16,809
Medicine income		57	15,058	22,777	3,272
Cost of revenues		(232,979)	(171,136)	(214,193)	(30,767)
Gross profit		97,998	19,762	(15,830)	(2,274)
Operating expenses:
Selling expenses		(43,608)	(21,718)	(30,241)	(4,344)
General and administrative expenses		(237,646)	(291,854)	(315,134)	(45,266)
Impairment of long-lived assets		(28,600)	(5,433)	(76,089)	(10,930)

Operating loss		(211,856)	(299,243)	(437,294)	(62,814)
Interest expense (including interest expense to related party amounting to RMB31,716, RMB193 and RMB151 (US$22) for the years ended December 31, 2017, 2018 and 2019, respectively)		(89,959)	(46,232)	(28,700)	(4,122)
Foreign exchange gain, net		4,023	36,531	34,990	5,026
(Loss) gain on disposal of long-lived assets		(31,437)	4,711	(1,299)	(187)
Interest income		12,077	14,168	9,165	1,316
Income (loss) from equity method investments		1,454	(20,747)	(5,078)	(729)
Gain on disposal of subsidiaries	4	58,913	3,341	-	-
Other income, net		2,890	34,206	37,138	5,335
Gain on disposal of an equity method investment	15	-	48,019	-	-

Loss before income tax		(253,895)	(225,246)	(391,078)	(56,175)
Income tax (expenses) benefit	21	(31,789)	(34,051)	38,986	5,600

Net loss		(285,684)	(259,297)	(352,092)	(50,575)

Net loss attributable to noncontrolling interests		(1,364)	(24,422)	(45,043)	(6,470)
Net loss attributable to Concord Medical Services Holdings Limited		(284,320)	(234,875)	(307,049)	(44,105)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	28	(2.19)	(2.76)	(4.24)	(0.61)
Weighted average number of class A and class B ordinary shares outstanding:
Basic and diluted	28	130,091,977	130,104,787	130,238,498	130,238,498

Other comprehensive income (loss), net of tax of nil
Foreign currency translation, net tax of nil		40,550	(41,203)	(8,664)	(1,245)

Total other comprehensive income (loss), net of tax		40,550	(41,203)	(8,664)	(1,245)

Comprehensive loss		(245,134)	(300,500)	(360,756)	(51,820)

Comprehensive income (loss) attributable to noncontrolling interests		2,485	(22,902)	(43,930)	(6,310)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(247,619)	(277,598)	(316,826)	(45,510)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(285,684)	(259,297)	(352,092)	(50,575)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share-based compensation (note 22)	11,641	11,139	20,593	2,958
Loss in derecognition of underlying assets at sales-type lease commencement (note 11)	-	-	21,229	3,049
Noncash lease expense	-	-	26,160	3,758
Depreciation of property, plant and equipment (note 10)	83,224	40,855	44,358	6,372
Amortization of intangible assets (note 13)	6,229	4,161	11,995	1,723
Amortization of land lease payments (note 11)	5,256	9,610	-	-
(Income)loss from equity method investments	(1,454)	20,747	5,078	729
Loss/ (gains) on disposal of long-lived assets	31,437	(4,711)	1,299	187
Deferred tax expense	12,703	7,502	(22,458)	(3,226)
Allowance for doubtful accounts, net	14,840	10,605	24,544	3,526
Impairment of long-lived assets	28,600	5,433	76,089	10,930
Impairment of Inventories	-	1,702	890	128
Interest and consultation expenses	125,290	46,232	53,229	7,646
Gains on disposal of subsidiaries (note 4)	(58,913)	(3,341)	-	-
Gains from disposal of an equity method investment (note 15)	-	(48,019)	-	-
Gains from revaluation of previously held equity interests (note 4)	-	(28,846)	(31,898)	(4,582)
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	43,406	48,384	3,574	513
Prepayments and other current assets	(4,205)	(9,876)	11,047	1,587
Inventories	(554)	1,803	(1,827)	(262)
Other non-current assets	7,057	41,081	1,860	267
Deposits for land use rights	(11,379)	-	-	-
Accounts payable	5,057	530	2,840	408
Accrued expenses and other liabilities	11,234	51,879	(60,947)	(8,754)
Deferred revenue	3,022	13,269	953	137
Income tax payable	(6,504)	(45,719)	(3,010)	(432)
Accrued unrecognized tax benefit	6,429	46,286	(16,204)	(2,328)
Operating lease liabilities	-	-	(12,649)	(1,817)

Net cash generated from (used in) operating activities	26,732	(38,591)	(195,347)	(28,058)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	-	(252,250)	-	-
Redemption of short-term investments	-	202,250	50,000	7,182
Prepayment for operating license	(6,705)	-	-	-
Investment in equity method investees	(97,799)	(15,000)	-	-
Settlement of investment in CMCC	-	-	(105,119)	(15,099)
Acquisitions of business, net of cash acquired	-	(528,740)	(420,559)	(60,409)
Disposals of subsidiaries, net of cash disposed	(17,528)	-	-	-
Acquisitions of property, plant and equipment	(91,260)	(165,596)	(232,691)	(33,424)
Acquisitions of intangible assets	(749)	(1,779)	(576)	(83)
Deposits for the purchases of property, plant and equipment	(197,843)	(598,800)	(468,234)	(67,258)
Refund from deposits for the purchases of property, plant and equipment	42,640	9,844	15,000	2,155
Proceeds from disposal of an equity method investment (note 15)	-	212,855	6,779	973
Proceeds from disposal of property, plant and equipment	38,103	112,955	69,335	9,959
Proceeds from disposal of intangible assets	-	2,563	-	-
Proceeds from principal portion of direct financing leases	61,904	9,717	14,558	2,091
Net investment in direct financing leases	(50,000)	-	-	-
Cash distribution from equity method investments (note 15)	6,227	11,626	-	-

Net cash used in investing activities	(313,010)	(1,000,355)	(1,071,507)	(153,913)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	292,847	726,746	285,500	41,010
Proceeds from long-term bank and other borrowings	280,459	472,607	934,406	134,219
Borrowings from related parties (note 24)	350,969	174,314	-	-
Repayment of secured borrowings	(81,000)	(243,268)	-	-
Refund of deposit for marketable securities	2,156	-	-	-
Deposit for marketable securities	(22,557)	-	-	-
Repayment of short-term bank and other borrowings	(317,867)	(864,251)	(442,817)	(63,607)
Repayment of long-term bank and other borrowings	(87,387)	(504,792)	(253,828)	(36,460)
Redemption of mandatorily redeemable noncontrolling interests (note 1)	(97,106)	-	-	-
Payment for interest and consultation expenses	(143,415)	-	-	-
Purchase of subsidiary shares from noncontrolling interests	-	(58,314)	(9,993)	(1,436)
Capital injection from a noncontrolling interests in a subsidiary	12,800	-	-	-
Proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary	-	1,500,000	-	-

Net cash generated from financing activities	189,899	1,203,042	513,268	73,726

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	157	459	1,161	166
Net (decrease) increase in cash	(96,222)	164,555	(752,425)	(108,079)
Cash and cash equivalents and restricted cash at beginning of the year	758,399	662,177	826,732	118,753
Cash and cash equivalents and restricted cash at end of the year	662,177	826,732	74,307	10,674
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	98,191	404,742	74,307	10,674
Restricted cash, current portion	563,986	421,990	-	-
Total cash and cash equivalents and restricted cash	662,177	826,732	74,307	10,674

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Supplemental schedule of major cash flows information:
Income tax paid	(21,581)	(36,559)	(17,267)	(2,480)
Interest paid	(89,959)	(59,492)	(64,250)	(9,229)
Supplemental schedule of major non-cash activities:
Acquisition of investment in Guofu Huimei through utilization of prepayment of long-term investment (note 1)	174,000	-	-	-
Acquisition of investment in CMCC included in accrued expense and other liabilities (note 17)	116,939	-	-	-
Acquisition of investment in Tianjin Jiatai Group through effective settlement in other receivables, advance to suppliers and other payables (note 4)	-	-	685,669	98,490
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	4,914	205,816	388,960	55,871
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in accrued expense and other liabilities	42,067	22,747	29,632	4,256
Mandatorily redeemable noncontrolling interest through advance from long-term investment	521,396	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
	Number of ordinary shares	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total equity (deficit)	Contingently redeemable noncontrolling interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	130,091,977	105	(8)	1,852,245	(87,968)	(598,196)	65,592	1,231,770	-
Net loss	-	-	-	-	-	(284,320)	(1,364)	(285,684)	-
Cumulative adjustments for changes in accounting principles	-	-	-	(3,123)	-	3,123	-	-	-
Other comprehensive income	-	-	-	-	40,550	-	3,849	44,399	-
Contribution from noncontrolling interest	-	-	-	-	-	-	12,800	12,800	-
Share-based compensation	-	-	-	11,641	-	-	-	11,641	-
Disposal of subsidiaries	-	-	-	-	-	-	(8)	(8)	-

Balance as of December 31, 2017	130,091,977	105	(8)	1,860,763	(47,418)	(879,393)	80,869	1,014,918	-

Balance as of January 1, 2018	130,091,977	105	(8)	1,860,763	(47,418)	(879,393)	80,869	1,014,918	-
Net loss	-	-	-	-	-	(234,875)	(24,422)	(259,297)	-
Cumulative adjustments for changes in accounting principles	-	-	-	-	-	5,632	-	5,632	-
Other comprehensive income	-	-	-	-	(41,203)	-	1,527	(39,676)	-
Accretion of contingently redeemable noncontrolling interests	-	-	-	-	-	(124,355)	3,989	(120,366)	120,366
Share-based compensation	-	-	-	11,139	-	-	-	11,139	-
Contribution from contingently redeemable noncontrolling interests	-	-	-	-	-	-	-	-	1,500,000
Acquisition of additional shares of non-wholly owned subsidiaries	-	-	-	(35,770)	-	-	(22,545)	(58,315)	-
Restricted shares vested	86,400	-	-	-	-	-	-	-	-
Acquisition of noncontrolling interests	-	-	-	-	-	-	99,480	99,480	-
Modification of noncontrolling interests	-	-	-	(77,195)	-	-	(22,805)	(100,000)	100,000

Balance as of December 31, 2018	130,178,377	105	(8)	1,758,937	(88,621)	(1,232,991)	116,093	553,515	1,720,366

Balance as of January 1, 2019	130,178,377	105	(8)	1,758,937	(88,621)	(1,232,991)	116,093	553,515	1,720,366
Net loss	-	-	-	-	-	(307,049)	(45,043)	(352,092)	-
Other comprehensive income	-	-	-	-	(8,664)	-	1,113	(7,551)	-
Accretion of contingently redeemable noncontrolling interests	-	-	-	-	-	(245,477)	56,237	(189,240)	189,240
Share-based compensation	-	-	-	20,593	-	-	-	20,593	-
Contribution from noncontrolling interests	-	-	-	7	-	-	4,585	4,592	-
Acquisition of additional shares of non-wholly owned subsidiary	-	-	-	(19,596)	-	-	(30,589)	(50,185)	-
Restricted shares vested	63,618	-	-	-	-	-	-	-	-

Balance as of December 31, 2019	130,241,995	105	(8)	1,759,941	(97,285)	(1,785,517)	102,396	(20,368)	1,909,606

Balance as of December 31, 2019 (US$)	130,241,995	15	(1)	252,800	(13,974)	(256,474)	14,708	(2,926)	274,298

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

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, provision of management services to hospitals and provision of premium cancer and proton treatment services.

(a)	Details of the Company’s principle subsidiaries as of December 31, 2019 are as follows:

Entities	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”)	February 21, 2008	PRC	60%	Leasing of medical equipment and provision of management services
Shanghai Medstar Financial Leasing Company Limited (“Shanghai Medstar”)	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
Beijing MeizhongJiahe Hospital Management Co., Ltd. (“MHM”) *	July 23, 2008	PRC	60%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)	July 26, 2007	PRC	60%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Jinkangshenyou Investment Co., Ltd. (“JKSY”)	August 12, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Concord Cancer Center Co., Ltd (“Guangzhou Concord Cancer Hospital”)	June 29, 2011	PRC	48%	Medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	100%	Investment holding
Shanghai Concord Cancer Center Co., Ltd (“SHC”)	March 17, 2014	PRC	60.26%	Medical treatment and service business

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares and per share data)

Entities	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Datong Meizhong Jiahe Cancer Center (“DTMZ”)	October 23, 2014	PRC	60%	Medical treatment and service business
Wuxi Concord Medical Development Ltd. ("Wuxi Concord”)	December 29, 2015	PRC	100%	Provision of management services
Beijing Concord Medical Technology Ltd.(“BJCMT”)	January 4, 2016	PRC	100%	Provision of management services
Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”) (note 4)	October 8, 2018	PRC	100%	Investment holding
Beijing Century Friendship Science & Technology Development Co., Ltd (“Beijing Century Friendship”) (note 4)	October 8, 2018	PRC	60%	Provision of management services and investment holding
Beijing Proton Medical Center Co., Ltd (“BPMC”) (note 4)	October 8, 2018	PRC	58%	Medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”) (note 4)	October 8, 2018	PRC	55.42%	Medical treatment and service business
Tianjin Jiatai Entity Management Limited Partnership ("Tianjin Jiatai") (note 4)	November 18,2019	PRC	100%	Investment holding
Shanghai Rongchi Medical Management Limited ("SH Rongchi") (note 4)	November 18,2019	PRC	99.90%	Investment holding and provision of management services
Oriental Light Group Limited (“Oriental”) (note 4)	November 18,2019	BVI	99.90%	Investment holding
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. (“SH MZJH”) (note 4)	November 18,2019	PRC	93.15%	Medical treatment and service business
Wuxi Meizhong Jiahe Cancer Center Co., Ltd. (“Wuxi MZJH”) (note 4)	November 18,2019	PRC	98.93%	Medical treatment and service business
Heze Meizhong Jiahe Cancer Center Co., Ltd. (“Heze MZJH”) (note 4)	November 18,2019	PRC	100%	Medical treatment and service business
ZR ConcordHealthcare Investment Fund SP (“SP”)	November 2016	Cayman Islands	99.93%	Investment holding
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	99.93%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	99.93%	Investment holding

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares and per share data)

Entities	Date of establishment/acquisition	Place of establishment	Percentage of ownership by the Company	Principal activities
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	99.93%	Investment holding
Concord Healthcare Singapore Pte. Ltd. (“CHS”)	April 1, 2015	Singapore	99.93%	Medical treatment and service business

* On March 26, 2018 and July 10, 2018, the Group entered into agreements with CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), and six other investors (“Other Investors”). Pursuant to the agreements, CICC Capital and Other Investors make a strategic investment and subscribe new issued 100,000,000 shares of the Group’s subsidiary MHM, with total consideration of RMB1,500,000. CCIC Capital subscribes 60,000,000 shares of MHM while Other Investors subscribe 40,000,000 shares of MHM.

After the completion of all transactions mentioned above, the Group’s equity shares in MHM had been diluted from 85.34% to 60%.

Pursuant to the agreement, CCIC Capital and Other Investors can request the Group to redeem their interests in MHM upon the occurrence of certain events (i.e. failure to complete a qualified IPO by June 30, 2025 or failure to start hospital business in Guangzhou Cancer Center Hospital and BPMC by September 30, 2021). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of MHM, the noncontrolling interests of CCIC Capital and Other Investors are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The Group accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

(b)       Establishment of Onshore Fund and Offshore Fund

Establishment of onshore fund

In January 2016, the Group and Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) established an onshore fund, namely Guofu Huimei. The registered capital of Guofu Huimei is RMB1,009,000, of which RMB746,001and RMB262,999 were subscribed by ZR Guofu and the Group, for 73.93% and 26.07% equity interest, respectively. General partners of the Guofu Huimei are Shanghai Medstar and ZR Guofu.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Further in April 2017, the Group and ZR Guofu entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. During 2017, Guofu Huimei acquired 78.31% equity interest of Beijing Century Friendship which holds 55% equity interest of BPMC at consideration of RMB388,500, 54.8% equity interest of CMCC at consideration of RMB182,100, 28.77% equity interest of Tianjin Jiatai at consideration of RMB106,500 and established SH Rongchi with share capital of RMB695,305 with Tianjin Jiatai. The profit or loss of these domestic entities engaging in hospital business is shared proportionally among investors based on the percentage of their respective subscribed share capital. In addition, the Group’s share in Beijing Century Friendship, certain construction in progress and certain prepaid land lease payments are pledged to secure the capital contribution from ZR Guofu.

Establishment of offshore fund

In November 2016, the Company entered into a framework agreement with ZR Guofu to establish an offshore fund, namely SP, for the purpose of acquiring several hospital businesses of the Group, including 100% shares of CHS through China Medstar, 70% shares of Guangzhou Concord Cancer Hospital through CMS Holdings and 59.51% shares of PTC-Houston Management, LP (“PTC”) through Proton (BVI), collectively the “CCM Hospital Businesses”. ZR Guofu will provide management and consultation services on the funds and the Group will continue to manage the CCM Hospital Businesses. ZR Guofu subscribes Class A shares of SP with a consideration of RMB521,396, while the Group subscribes Class B shares of the SP using 1) creditor’s rights of RMB166,299 due from CCM Hospital Business and 2) RMB7,500 cash as consideration.

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

In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable noncontrolling interest in SP to Tianjin Jiatai. In December 2017, CMS Holdings redeemed the mandatory redeemable noncontrolling interest from ZR Guofu of RMB97,106 to withdraw the CCM Hospital Businesses. On November 29, 2018, the PTC business had been disposed by Proton (BVI) (note 15). As of December 31, 2018 and 2019, only CHS was retained in the CCM Hospital Businesses.

Repurchase of onshore fund

In June 2018, MHM entered into agreements with Guofu Huimei to purchase its 78.31% equity interests in Beijing Century Friendship which holds 55% equity interest of BPMC and 54.8% equity interest in CMCC at a consideration of RMB388,500 and RMB182,100 respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu will withdraw its original investments in Guofu Huimei, amounting to RMB746,000. Therefore, MHM hold 100% equity interest of Beijing Century Friendship, 80% equity interest of BPMC and 90% equity interests of CMCC upon execution and closing of the agreement and the Group became the sole shareholder of Guofu Huimei (note 4). After the withdrawal, ZR Guofu is no longer part of the onshore fund Guofu Huimei and the domestic hospital businesses.

Repurchase of offshore fund

During 2019, Tianjin Jiatai made total capital injections of RMB34,540 (US$5,105) to SH MZJH, leading to an increase in Tianjin Jiatai’s holding interest from 56.77% to 78.34%. On July 22, 2019, Wuxi Concord entered into an agreement with Tianjin Jiatai, to purchase all its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. After the acquisition, Wuxi MZJH became a wholly owned subsidiary of the Group. On August 23, 2019, Wuxi Concord further injected capital of RMB82,100 to Wuxi MZJH. On November 13, 2019, Guofu Huimei entered into agreements with ZR Guofu, pursuant to which ZR Guofu would withdraw its investment of 77.18% equity interests in Tianjin Jiatai at a consideration of RMB421,730. As a result of ZR’s withdrawal, the Group became the sole shareholder of Tianjin Jiatai and its subsidiaries, SH MZJH, Heze MZJH, SH Rongchi and Oriental, including Wuxi MZJH (collectively, the “Tianjin Jiatai Group”). The transaction is accounted for as a business acquisition of Tianjin Jiatai Group by the Group (note 4).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Immediately prior to the acquisition of Tianjin Jiatai Group on November 18, 2019, the rights to the mandatory redeemable to noncontrolling interest in SP held by Tianjin Jiatai amounted to RMB434,216. The mandatorily redeemable noncontrolling interest, being a preexisting relationship between the parties, was settled as a result of the business combination. Upon the completion of the acquisition and the settlement of mandatorily redeemable noncontrolling interest, SP is no longer a VIE. However, the Group continues to consolidate SP under the voting model.

(c) VIE disclosures

Creditors of the VIE and its subsidiaries have no recourse to the general credit of the primary beneficiaries of the VIE and its subsidiaries, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE and its subsidiaries operating the hospital business are recognized in the Company’s consolidated financial statements. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE and its subsidiaries during the periods presented. The VIE structure ceased on November 18, 2019 (note 1b).

The following tables represent the financial information of the VIE and its subsidiaries as of December 31, 2018 and 2019 and for the years ended December 31, 2018 and 2019 before eliminating the intercompany balances and transactions between the VIE and its subsidiaries and other entities within the Group (the net revenue, net loss and cashflow information for the whole year 2019 instead of for the period from January 1 to November 18, 2019 was presented since the results are not materially different):

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash	15,935	-	-
Accounts receivable	4,494	-	-
Inventories	1,946	-	-
Prepayments and other current assets	1,986	-	-
Amount due from inter-companies*	80,523	-	-
Total current assets	104,884	-	-

Non-current assets:
Property, plant and equipment, net	281,395	-	-
Intangible assets, net	100	-	-
Long-term investments	31,496	-	-
Other non-current assets	464	-	-
Total non-current assets	313,455	-	-

Total assets	418,339	-	-

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Current liabilities:
Accounts payable	462	-	-
Accrued expenses and other liabilities	42,681	-	-
Income tax payable	2,870	-	-
Total current liabilities	46,013	-	-

Non-current liabilities:
Accrued unrecognized tax benefits and surcharge, non-current portion	20,208	-	-
Mandatorily redeemable noncontrolling interests	434,216	-	-
Total non-current liabilities	454,424	-	-

Total liabilities	500,437	-	-

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues	28,673	41,350	34,196	4,912
Net loss	(141,188)	(95,788)	(114,225)	(16,407)

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(54,113)	(260,884)	(24,640)	(3,539)
Net cash generated from (used in) investing activities	(5,582)	221,130	(10,107)	(1,452)
Net cash generated from financing activities	56,787	41,886	20,820	2,991
Exchange rate effect on cash, net	748	600	304	44
Decrease (increase) in cash and cash equivalents	(2,160)	2,732	(13,623)	(1,957)

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

Going Concern

The Group experienced net loss of approximately RMB285,684, RMB259,297 and RMB352,092 (US$50,575) for the years ended December 31, 2017, 2018 and 2019, respectively, and net cash used in the operating activities of approximately RMB38,591 and RMB195,347 (US$28,058), respectively, for the years ended December 31, 2018 and 2019. As of December 31, 2019, the Group had net current liabilities of approximately RMB344,964 (US$49,551).

When preparing the consolidated financial statements as of December 31, 2019 and for the year then ended, the Group’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months which indicate that the Group will have sufficient liquidity through April 2021. In preparing the cash flow analysis, management took into account of a) the receipt of the capital injection from CITIC Industrial Investment Group Limited of RMB700,000 (US$100,549), b) the credit facilities of RMB557,400 (US$80,066) provided by a bank in the PRC, c) a financing arrangement entered into with a third-party financing company for medical equipment purchase of RMB207,000 (US$29,734). Therefore, management believed that the substantial doubt about the Group’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated and prepared the consolidated financial statements assuming the Group will continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, allowance for doubtful accounts, impairment of long-lived assets and goodwill, useful lives of property, plant and equipment and leases, realization of deferred tax assets, share-based compensation expenses, unrecognized tax benefits, incremental borrowing rate of right-of-use assets and related lease obligation, the valuation of the Group’s acquired equity investments and the determination of fair value of the retained investments in the subsidiary which is deemed to be disposed. Actual results could materially differ from those estimates.

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

Foreign currency translation and transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters (“ASC 830”). The Group uses the RMB as its reporting currency. Generally, the Company and other subsidiaries incorporated outside PRC use their local currency as functional currency. The Company and the subsidiaries whose functional currency is not RMB use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9618 to US$1.00 on December 31, 2019 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

 Comparative Information

Certain items reported in the prior year’s consolidated statements have been reclassified to conform with the current year’s presentation to facilitate comparison.

Business combination and noncontrolling interests

The Group accounts for business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. ASC 805 requires the Group to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where the Group acquires less than 100% ownership interest, the Group will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by the Group for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the Company’s statements of comprehensive income (loss) until such time as to when the contingency is resolved. Where the fair value of the net assets acquired exceeds the consideration paid, a gain as a result of the bargain purchase will be recognized through the consolidated statements of comprehensive loss at the close of the transaction.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The Group derives estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the intangible assets and pre-existing agreements included but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate, deriving assumptions regarding the period of time that the related benefits would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

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

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The Group adopted ASU 2017-01 on January 1, 2018, there is no material impact on the Group’s consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Group’s short-term and long-term borrowings and was recorded under current and non-current on the classification of the underlying bank borrowings (note 19). Such restricted cash is not available to fund the general liquidity needs of the Group.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The Group adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

The Group accounts for debt securities in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income”. An impairment loss on the available-for-sale debt securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The Group adopted ASC 321, Investments-Equity Securities, (“ASC 321”) on January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit was not material. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”), the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. The Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value if the investment’s fair value is less than its carrying value.

Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall, (“ASC 323-10”). The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which the Group holds a three percent or greater interest. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2018 and 2019, the Group has three reporting units, consisting of network business, overseas hospital business and domestic hospital business. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2018 and 2019 was assigned to domestic hospital business reporting unit.

The Group early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”). Under the new guidance, The Group has the option to either assess qualitative factors first to determine whether it is necessary to perform the two-step test, or the Group has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test by calculating the fair value of the reporting unit and comparing that value with its carrying amount, in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. If a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

For the year ended December 31, 2018, the Company elected to perform qualitative assessments on its goodwill which is entirely assigned to the domestic hospital business. The Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance of the Company. The Company weighed all factors in their entirety and concluded that fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Company is not required to perform further testing. For the year ended December 31, 2019, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The Company considered the future discounted cash flows expected to be generated by the domestic hospital business to determine the fair value of the reporting unit. The Group did not recognize any goodwill impairment for the years presented.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at the original invoiced amount less allowance for any potential uncollectible amounts. The Group considers many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which loss is determined to be probable. The Group routinely evaluates the collectability of accounts receivable of each customer on a specific identification basis. At the time when the Group becomes aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Group records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the collectible amount. Accounts receivable balances are written off after all collection efforts have been exhausted.

Inventories

Inventories, consisting of medicine, medical supplies and low-value consumables, are accounted for using the first-in first-out method, and are valued at the lower of cost or market.

Loan receivables

Loan receivables represented the loans to related parties and third parties, which were measured at amortized cost and reported in the consolidated balance sheets at outstanding principle. Loan receivables with collection period within one year are classified as prepayments and other current assets in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as operating activities in the consolidated statements of cash flows.

Leases

Lessee Accounting

The Group leases office space, plant and machinery, and land use rights. The Group’s offices and facility leases generally have lease terms between 1 to 18 years. The Group’s lease agreements include fixed and variable lease payments and do not contain material residual value guarantees. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligation. The Group also makes upfront payments to acquire the leased land from the owners, with lease periods of 50 years (“land use right”). There is no ongoing payment under the terms of these land use rights.

The Group determines if an arrangement is a lease at inception and classifies leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25-2.The Group classifies a lease as a finance lease if the lease meets any one of the following criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.	The lease term is for a major part of the remaining economic life of the underlying asset.
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

The Group classifies a lease as an operating lease when it does not meet any one of these criteria.

For operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. Lease expense is recorded on a straight-line basis over the lease term. As the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. In estimating its incremental borrowing rate, the Group considers its credit rating, nature of underlying asset, and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

When the Group enters into sale-leaseback transactions as lessee, it first assesses whether the effectively transferred the underlying asset using the guidance in ASC 606. If the Group transfers the control of the leased asset to the buyer-lessor, the Group accounts for the sale of the underlying asset in accordance with ASC606. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the seller-lessee does not transfer the control of the leased asset to the buyer-lessor, it is a failed sales-leaseback transaction and subsequently accounted for as a financing arrangement.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Lessor Accounting

The Group provides sales-type, direct financing and operating leases of various medical equipment primarily to hospitals in the PRC for periods ranging from 5 to 20 years. The Group classifies a lease as a sales-type lease in accordance with the recognition criteria in ASC 842-20-25 if the lease meets any one of the criteria mentioned above when determining a finance lease. For sales-type leases, the Group derecognizes the underlying asset and recognizes the net investment in the lease which is the sum of the lease receivable when collectability is probable at lease commencement. All initial direct costs are expensed at commencement date. The Group subsequently recognize interest income over the lease term using the effective interest method. Many of the Group’s leases contain variable lease payments based on the revenue or profit generated from the hospitals’ use of the underlying assets, the specific amounts of which are agreed monthly with the hospitals and settled based on the Group’s payment terms. In such circumstances, the Group recognizes a selling loss at commencement for the difference between the net investment in the lease and the carrying amount of the underlying asset. The Group does not include variable lease payments in the net investment in the lease and such payments are recognized as income in profit or loss in the period when the facts and circumstances on which the variable lease payments are based occur.

When none of the criteria in ASC 842-20-25-2 are met, the Group classifies a lease as either a direct financing lease or an operating lease. The Group classifies as a direct financing lease if (i) the present value of the sum of lease payments and any residual value guarantee equals or exceeds substantially all the fair value of the underlying asset; and (ii) it is probable at inception that it will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are not met, the lease is classified as an operating lease.

A general description of the Group’s lease income for each type of lease arrangement was as follows:

i.	Sales-type lease income

The Group provides diagnostic imaging and/or radiation oncology system (“medical equipment”) to hospitals in the PRC through lease arrangements ranging from 5 to 20 years. In certain circumstances, the Group also provides full-time qualified system technician responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. The Group receives a portion of the hospital’s revenue or profits from delivering the diagnostic imaging and / or radiation oncology services to patients, based on the revenue-sharing or profit-sharing formula predetermined in the contracts.

The Group evaluates such arrangements at inception to determine whether they contain a lease and the lease classification under ASC 842. Most of such arrangements are classified as sales-type leases since these agreements often include an option to the hospitals to purchase the underlying asset which the hospitals are reasonably certain to exercise. Variable lease payments are fully constrained at inception of the contract. Variable fees are included in the arrangement transaction price when significant reversal is not expected to occur, which is the time when the hospital calculates the profit sharing under the arrangement and agreed upon by both parties, typically at month end.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The Group’s arrangements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance, update and consultation services related to the medical equipment. The Group allocates the lease and non-lease components of the contract consideration on a relative standalone selling price basis.

ii.	Operating lease income

The Group elected the package of practical expedients which allowed the Group not to separate lease and non-lease components for diagnostic imaging and /or radiation oncology systems assets and recognizes profit sharing revenue under ASC 842. If there is a non-lease component whose pattern and timing is not the same the Group allocates the consideration on a relative standalone selling price basis.

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	20-50 years	-
Medical equipment*	5-20 years	-
Electronic and office equipment	3-5 years	-
Motor vehicles	5 years	-
Leasehold improvement and building improvement	shorter of lease term or 5 years	-

*	The cost of the asset is amortized over the estimated useful life. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 5 to 20 years.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2017, 2018 and 2019, total interest costs incurred amounted to RMB128,492, RMB101,717 and RMB110,319, (US$15,846), respectively, in which interest costs capitalized amounted to RMB38,533, RMB55,485 and RMB81,619 (US$11,724), respectively.

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

Estimated useful life
Operating license	20 years
Favorable leases	12-17 years
Customer relationship	5-16 years
Operating leases	9-16 years
Software	3-5 years

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

Impairment loss on long-lived assets of RMB28,600, RMB5,433 and RMB76,089 (US$10,930) was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. Cost of the Group’s shares acquired is treated as a deduction from shareholders’ equity. Upon cancellation, any excess of purchase price over par value is charged directly to additional paid-in capital.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, certain other current assets, net investment in direct financing leases, short-term investment, certain other non-current assets, short-term and long-term bank and other borrowings, accounts payables, certain other current liabilities, dividend payable, amounts due to related parties, mandatorily redeemable noncontrolling interest and certain other long-term liabilities. The carrying amounts of the Group’s cash and cash equivalents, restricted cash, accounts receivable, certain other current assets, balances with related parties and accounts payable approximate fair value because of their short maturities. The short-term investments are recorded at fair value based on the quoted published price. The carrying amounts of the Group’s short-term and long-term bank and other borrowing and secured borrowings mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings and mandatorily redeemable noncontrolling interest with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value.

Assets held- for -sale

Assets (disposal groups) are classified as held- for- sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the long-lived asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets (disposal groups) classified as held- for- sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

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

The Group recognizes revenues net of value added taxes (“VAT”). If revenue recognition is deferred to a later period, the related VAT are also deferred and will be recognized only upon recognition of the deferred revenue.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

ASC 606 revenue

i.	Management services and technical services

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

ii.	Consumable sales

Consumable sales represented the sales of supplies to certain hospital in the PRC. Under majority of the consumable sales contracts, the Group acts primarily as a reseller and does not have pricing authority or have title to the inventory prior to delivery to the hospital. The Group is an agent and generally records revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

iii.	Brand royalty fees

Brand royalty fees represented the right to use the brand of Meizhong Jiahe by several newly set-up specialty cancer hospitals on a fixed annual fee. Fixed annum fees are recognized ratably over the service term.

iv.	Medical service

Hospital revenue consists of medicine income and medical service income. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. The Group is a principal as it is primarily responsible for providing medical services to the income, controls the promised services before transferring to patients, and has pricing discretion. The Group generally records revenue generated from medical service on a gross basis.

In limited instances, the patient services are provided by visiting consultants, who are doctors/medical experts without labor contracts with the Group and not considered as the Group’s employees. As the visiting consultants have the discretion to take their patients to other hospital for the required treatment and set their own consultation fee charged to patients, the Group is an agent in such arrangement. The Group collects fees on behalf of the visiting consultants and records revenue at the net amounts as commissions.

v.	Medicine income

Medicine income includes medicine prescribed to patients during or after treatment by the doctors in the Group’s hospital business. The Group is a principal as it is primarily responsible for providing medicine to the patients and has pricing discretion. The Group generally records medicine income on a gross basis.

Cost of revenue

Network costs

Network costs mainly consist of the amortization of acquired intangibles, depreciation of medical equipment purchased, installed and operated in the network of centers and other costs, including salaries and material costs of medical supplies.

(1) Costs of lease and management service arrangements

Cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policies. The cost of the management service component is recognized as an expense as incurred.

(2) Cost of sales-type lease

Cost of sales-type lease as a lessor is recorded as the carrying value of the underlying asset at lease commencement.

(3) Cost of management services and technical services

Cost of management services and technical services mainly include labor costs, and, where applicable, medical consumables and maintenance expenses which are expensed as incurred.

(4) Cost of consumables sales

Cost of equipment sales, recorded net against the related revenue, includes the cost of the consumables purchased and other direct costs involved in the consumables sales.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Hospital costs

Hospital costs mainly include medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, hospital buildings rental fee, utilities as well as other related costs incurred in the normal business of a hospital.

Advertising expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2017, 2018 and 2019, the advertising expenses were RMB2,910, RMB2,429 and RMB7,510 (US$1,079), respectively.

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

On January 1, 2018, the Group adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs using the modified retrospective adoption method. In 2015, Aohua Technology transferred 100% equity of Tianjin Concord Medical to Shanghai Medstar resulting in a deferred tax liability of RMB5,632. Upon the adoption of ASU 2016-16, the deferred tax liability was reversed through an opening adjustment to accumulative deficit as of January 1, 2018. The cumulative effect of changes made to the Company’s consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016-16 was as follows:

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

	Balance at December 31, 2017	Adjustments Due to ASU 2016-16	Balance at January 1, 2018
Liabilities:	RMB	RMB	RMB
Deferred tax liabilities	73,577	(5,632)	67,945
Equity:
Accumulated deficit	(879,393)	5,632	(873,761)

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

The Group adopted ASU 2018-07 on January 1, 2019 using the modified retrospective method and measures equity awards using their fair value on grant date. The impact of adopting the new standard was insignificant.

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

Loss per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic loss per ordinary share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method and the ordinary shares issuable upon the conversion of convertible debt instruments, using if-converted method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

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

Recent adopted accounting pronouncement

Adoption of ASU 2016-02

The Group adopted ASU 2016-02, Leases, and all subsequent ASUs relating to this Topic (collectively, "ASC 842") effective January 1, 2019. The Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to not reassess 1) whether expired or existing contracts are or contain leases, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for existing leases as of the adoption date. The Group elected to not separate lease and associated non-lease components if certain criteria are met as provided by ASU 2018-11. The Group also made an accounting policy election to exempt short-term leases of 12 months or less from balance sheet recognition requirements associated with the new standard. The Group will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease term.

Prior to adopting ASC 842, the Group accounted for the prepaid land use right in the PRC cost less accumulated amortization. The Group records amortization on a straight-line basis over the terms of the land use rights agreement of 50 years. Upon the adoption of ASC 842, operating leases related to land use right are subject to ASC 842 and right-of-use assets and lease liabilities are recognized on the consolidated balance sheet.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The impact arising from the adoption of ASC 842 at January 1, 2019 for leases as lessee was as follows:

	Balance as of December 31, 2018	Adjustment due to the adoption of ASU 2016-02	Balance as of January 1, 2019
Assets:
Right-of-use assets, net	-	529,843	529,843
Prepayments and other current assets	227,714	(1,186)	226,528
Prepaid land lease payments	438,323	(438,323)	-

Liabilities:
Operating lease liabilities, current	-	13,101	13,101
Operating lease liabilities, non-current	-	77,233	77,233

Recent accounting pronouncement pending adoption

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods and interim periods beginning after December 15, 2019. In November 2018, the FASB issued Accounting Standards Update No. 2018-19—Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326. Among other things, the amendments clarify the reference for purchased financial assets with credit deterioration in a business combination to ASC 326-20. The amendments have the same effective dates as ASU 2016-13 (Topic 326) for entities that have not yet adopted that standard. The Group is currently in the process of evaluating the impact of the adoption of ASU 2019-11 and does not expect any material impact on the consolidated statements as a result of adopting the new standard.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect any material impact on the consolidated statements as a result of adopting the new standard.

In November 2019, the FASB issued ASU 2019-08, Codification Improvements – Share-Based Consideration Payable to a Customer. ASU 2019-08 requires entities to measure and classify share-based payments that are granted to a customer in conjunction with a revenue arrangement and are not in exchange for a distinct good or service in accordance with ASC 718. This guidance is effective for all PBEs and other entities that have adopted ASU 2018-07 in fiscal years beginning after December 15, 2019, including interim periods therein. Early adoption is permitted but cannot precede an entity’s adoption of ASU 2018-07. The Group does not expect any material impact on the consolidated statements as a result of adopting the new standard.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for PBEs for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect any material impact on the consolidated statements as a result of adopting the new standard.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable, advances made to suppliers, loans receivables, advance made to and receivables form disposal of medical equipment from hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2019, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America and in Singapore, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from network revenue earned from hospitals in PRC, as well as hospital revenue earned from patients in PRC and Singapore. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 32.7% 35.0% and 34.6% for the years ended December 31, 2017, 2018 and 2019, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 95%, 90% and 97% of total medical equipment and construction purchases of the Group for the years ended December 31, 2017, 2018 and 2019, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. The (appreciation) depreciation of the RMB against US$ was (6.3%), 5.7% and 1.3% during the years ended December 31, 2017, 2018 and 2019, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

4.	ACQUISITIONS AND DISPOSALS

For the year ended December 31, 2017

Disposal of Beijing Century Friendship and BPMC

On April 6, 2017, Guofu Huimei, an equity method investee of the Group, made a capital injection of RMB388,500 in cash to Beijing Century Friendship to obtain 78.31% of its equity interest. Before the capital injection, Beijing Century Friendship was a wholly owned subsidiary of the Group and held 55% equity interest in BPMC. Upon the capital injection from Guofu Huimei, the Group’s effective interest in Beijing Century Friendship was diluted to 42.1% with a direct interest of 21.69% held by two subsidiaries of the Group and an indirect interest of 20.41% through Guofu Huimei. The Group lost control in Beijing Century Friendship and BPMC on April 6, 2017 and accounted for it as a deemed disposal and recognized a gain of RMB58,854 in accordance with ASC 810-10-40. The gain was measured as the difference between the fair value of the retained noncontrolling interest at the date of deconsolidation and the carrying amount of the former subsidiaries’ net assets. The direct interest held in Beijing Century Friendship and BPMC by the Group was accounted for as equity method investment (note 15).

The carrying value of assets and liabilities of Beijing Century Friendship and BPMC as of April 6, 2017 (the date of disposal), are as follows:

RMB
Current assets	18,035
Deposit for operating license	109,581
Other non-current assets use	45
Current liabilities	(35,152)
Noncontrolling interests	(8)
Net assets disposed	92,501

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

Disposal of Allcure Medical Holdings Ltd. (BVI) (“Allcure BVI”)

On October 18, 2017, the Group entered into a share transfer agreement with Bluestone Holdings Limited (“Bluestone”), a related party controlled by a director of the Company, to transfer 100% interest of a subsidiary, Allcure BVI with its subsidiary Beijing Allcure Medical Technology Ltd. at consideration of RMB3. A disposal gains of RMB59 was recognized in consolidated statements of comprehensive loss for the year ended December 31, 2017.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

For the year ended December 31, 2018

Acquisition of Guofu Huimei, Beijing Century Friendship, BPMC and CMCC

In June 2018, MHM, a subsidiary of the Group entered into separate agreements with Guofu Huimei, an equity investee of the Group, to purchase all its 78.31% equity interests in Beijing Century Friendship which holds 55% equity interests of BPMC and 54.8% equity interests of CMCC at consideration of RMB 388,500 and RMB182,100, respectively. The consideration was paid in June 2018 and July 2018 and related commercial registration was completed on July 26, 2018 and October 8, 2018, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, according to which ZR Guofu will withdraw its original investments in Guofu Huimei, amounting to RMB746,000, then the Group became the sole shareholder of Guofu Huimei after ZR Guofu’s investment withdrawn in July 2018 and commercial registration completed on September 3, 2018.

The Group previously held 21.69% equity interests in Beijing Century Friendship, 25% directly interests in BPMC, 35.2% equity interests of CMCC and 26.06% equity interests of Guofu Huimei prior to the transactions mentioned above. Upon the completion of the transactions, the Group will hold 100% equity interests of Beijing Century Friendship, 55% equity interests of BPMC and 90% equity interests of CMCC through MHM, 25% equity interests of BPMC through King Cheers and 100% equity interests of Guofu Huimei through Shanghai Medstar and BJCMT. The Group account for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship, BPMC and CMCC on October 8, 2018. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

The Group has completed the valuations necessary, with the assistance of an independent third-party valuation firm, to assess the fair values of the tangible and intangible assets acquired, liabilities assumed and the noncontrolling interest, resulting a goodwill was recognized as of the acquisition date. The valuation utilized generally accepted valuation methodologies including the income, market and cost approaches. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the noncontrolling interest as of October 8, 2018, the date of acquisition:

RMB
Current assets	47,827
Property, plant and equipment, net	17,297
Intangible assets*	454,013
Long term investments	300,504
Other non-current assets	108,322
Deferred tax assets	185
Goodwill	165,171
Current liabilities	(61,454)
Non-current liability	(165,436)
Deferred tax liabilities	(113,340)
Noncontrolling interests	(99,480)
Total	653,609

RMB
Total purchase price is comprised of:
- Cash consideration	570,600
- Fair value of previously hold equity interests	520,625
- Effective extinguishment of loans from the acquisition	(437,616)
Total	653,609

*	Acquired amortizable intangible assets primarily include two operating licenses of hospitals of RMB164,440 and RMB272,910 respectively and a favorable lease contract of RMB16,010. The operating licenses have estimated amortization periods of 20 years and the favorable lease contract has estimated amortization periods of 12 years.

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

	Unaudited Supplemental Pro Forma
	For the year ended December 31,
	2017	2018
	RMB	RMB

Net revenues	4,569	12,056
Net loss	(70,018)	(63,159)

The results of operations of Guofu Huimei, Beijing Century Friendship, BPMC and CMCC since the acquisition date included in the consolidated statement of comprehensive loss of the Company for the year ended December 31, 2018 is as follows:

For the Years Ended December 31,
2018
RMB

Net revenues	4,827
Net loss	(5,639)

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

Disposal of CMS Radiotherapy Holdings Limited (“CMS (USA)”)

On January 25, 2016, Ascendium entered into an agreement to transfer 100% interest of CMS (USA), a BVI company previously incorporated by Ascendium in October 2013, to Beijing Allcure Medical Technology Co., Ltd. (“JWYK”), a related party, with consideration of RMB8,594. The purchase consideration was paid on November 10, 2016, while the transfer registration was completed on May 3, 2018. A gain on disposal of subsidiary of RMB3,341 was recognized in consolidated statements of comprehensive loss for the year ended December 31, 2018.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

For the year ended December 31, 2019

Acquisition of Tianjin Jiatai, SH Rongchi, Oriental, Heze MZJH, Wuxi MZJH and SH MZJH (“Tianjin Jiatai Group”)

On July 22, 2019, Wuxi Concord entered into an agreement with Tianjin Jiatai, to purchase its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. On September 19, 2019, Guofu Huimei entered into an agreement with ZR Guofu to purchase its investment of 77.18% equity interests in Tianjin Jiatai Group at a cash consideration of RMB421,730 (US$60,578). The above transactions are entered into in conjunction of each other and therefore, are accounted for as a single transaction. On November 13, 2019, ZR Guofu signed another agreement with the Group and Tianjin Jiatai Group to withdraw from Tianjin Jiatai Group. As a result of ZR Guofu’s withdrawal, the Group became the sole shareholder of Tianjin Jiatai Group. The Group completed the related commercial registration on November 18, 2019.

The Group consolidated Tianjin Jiatai Group upon the commercial registration completed. The Group expects the acquisition to support its strategy to develop specialized hospital chains in cancer and oncology treatment services, including diagnostic imaging, radiation oncology treatment and medical oncology treatment. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

The aggregate purchase price allocation includes acquisition of certain entities which were equity method investees of the Group prior to the acquisitions and settlement of pre-existing receivables and payable between the Tianjin Jiatai Group and the Group. The Group recorded a re-measurement gain relating to its pre-existing equity interest of RMB31,898 (US$4,582) as other income in the consolidated income statement for the year ended December 31, 2019. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition. The fair value of the previously held equity interests was estimated based on the purchase price per share as of the acquisition date. Further the acquisition effectively settled preexisting receivables and payables between the Group and the acquired entities. The following is a reconciliation of the total purchase consideration for the acquisition:

RMB
- Cash consideration	421,730
- Fair value of previously hold equity interests	407,998
- Settlement of amounts due to Tianjin Jiatai Group (including the mandatorily redeemable noncontrolling interest in SP and purchase consideration of Wuxi MZJH)	(675,854)
- Settlement of advance from suppliers	(94,530)
- Settlement of other receivables	84,715
Total	144,059

The Group, with the assistance of an independent third-party valuation firm, assessed the fair values of the acquired identifiable assets and liabilities assumed. The following table summarizes the purchase consideration and fair values of the assets acquired and liabilities assumed as of the acquisition date:

RMB
Current assets	9,451
Property, plant and equipment, net	53,649
Intangible assets	89,000
Goodwill	45,272
Current liabilities	(31,063)
Deferred tax liabilities	(22,250)
Total	144,059

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The acquired intangible assets primarily include operating license for hospitals of RMB84,000 and a favorable lease contract of RMB5,000. The estimated amortization period of the operating licenses and favorable lease contract was 20 years and 17 years, respectively. The Group recognized RMB 45,272 (US$6,503) in goodwill arising from this acquisition, attributed to the synergies it expects from the combined operations of proton hospitals, the assembled workforce and their knowledge and experience in the PRC. The goodwill recognized is not deductible for income tax purposes.

The following unaudited supplemental pro forma consolidated financial information for the years ended December 31, 2018 and 2019 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what the combined company’s operating results would have been had the acquisition taken place on January 1, 2018, nor do they project the future results of operations of the combined company. The actual results of operations of the combined company may differ significantly from the pro forma adjustments reflected here due to many factors.

	Unaudited Supplemental Pro Forma
	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$

Net revenues	186,086	193,251	27,759
Net loss	(376,130)	(589,774)	(84,716)

The results of operations of Tianjin Jiatai, SH Rongchi, Oriental, Heze MZJH, SH MZJH and Wuxi MZJH since the acquisition date included in the consolidated statement of comprehensive loss of the Company for the year ended December 31, 2019 is as follows:

	For the Years Ended December 31,
	2019
	RMB	US$

Net revenues	366	53
Net loss	(7,902)	(1,135)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

5.	SHORT TERM INVESTMENT

Short-term investments comprised of available-for-sale debt securities including wealth management products issued by commercial banks and other financial institutions. As of December 31, 2018 and 2019, the Group held short term investment amounting to RMB50,000 and nil, respectively, with no unrealized gains or losses was recorded in “Accumulated other comprehensive loss”. There was no other-than-temporary impairment for the years ended December 31, 2018 and 2019.

6.	ACCOUNTS RECEIVABLE

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Accounts receivable	90,453	80,878	11,618
Allowance for doubtful accounts	(3,585)	(7,147)	(1,027)
Accounts receivable, net	86,868	73,731	10,591

The rollforward in the allowance for doubtful accounts were as follows:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Balance at the beginning of the year	57	12,969	3,585	515
Provisions for the year	14,840	1,303	4,510	648
Reversal of provisions from prior periods due to subsequent cash collection during the year	-	(709)	(221)	(32)
Amounts written off during the year	(1,928)	(9,989)	(734)	(105)
Foreign exchange gain or loss	-	11	7	1
Balance at the end of the year	12,969	3,585	7,147	1,027

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of nil and RMB30,524 (US$4,384) were used to secure certain bank borrowings as at December 31, 2018 and 2019, respectively (note 19).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
Due from suppliers	i)	10,751	5,957	856
Due from hospitals	ii)	576	406	58
Loan receivables	iii)	151,139	70,077	10,066
Advances to employees	iv)	1,056	4,271	614
Receivables from disposal of medical equipment	v)	69,410	120	17
Deferred expenses		50	-	-
Interest receivable		3,680	2,891	415
Dividend receivable		766	766	110
Tax refund	vi)	-	14,466	2,078
Others		5,084	4,927	708
		242,512	103,881	14,922

Allowance for doubtful debts		(14,798)	(9,013)	(1,295)

		227,714	94,868	13,627

The Group records allowance for doubtful debts in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represented prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve for bad debt amounting to RMB4,798 and nil on the amounts due from suppliers as at December 31, 2018 and 2019, respectively.

ii)	Amounts due from hospitals represented interest-free advances to hospitals and the compensation to be received from hospitals for early termination. The Group has assessed the impact of such advances on revenue recognition at the outset of the arrangement and has concluded that they do not affect revenue recognition. The risk of loss arising from any failure of hospital customers to fulfill their financial obligations is assessed prior to making the advances and is monitored for recoverability on a regular basis by management.

iii)	Loan receivables represented the loans to other parties, including loans to related parties such as the Xi’an JiangyuanAndike Ltd. (“JYADK”) and Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”) of total amount of RMB15,118 and RMB12,173 (US$1,749) as at December 31, 2018 and 2019, and third parties of RMB136,021 and RMB57,904(US$8,317) as at December 31, 2018 and 2019, respectively. The Group recorded allowance for doubtful debts amounting to RMB10,000 and RMB9,000 (US$1,293) as of December 31, 2018 and 2019, respectively. The loans contributed to interest receivable of RMB454 and RMB2,891 (US$415) as at December 31, 2018 and 2019, respectively.

iv)	The advances to employees represented interest-free advance held by the Group’s employees to cover expenses of hospital customers. The risk of loss is assessed prior to making the advances and is monitored on a regular basis by management. Historically, the Group has not experienced any loss of such advances.

v)	Receivables from disposal of medical equipment represented the consideration to be received from several hospitals, which the Group entered into termination contracts with and disposed all leasing equipment to.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

vi)	Tax refund represented the overpayment of tax that would be refund by Internal Revenue Service. The amount has been received subsequently in February 2020.

8.	INVENTORIES

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Medicine	2,196	2,625	377
Medical material	90	1,728	249
Low-value consumables	1,580	1,388	199
	3,866	5,741	825

Less: inventory provision	(510)	(1,400)	(201)

	3,356	4,341	624

9.	ASSETS HELD-FOR-SALE

Since the Group received termination notices from several hospitals to early terminate the equipment leasing with the Group, the hospitals should acquire the medical equipment from the Group upon early termination. Assets held-for-sale, with carrying amounts of RMB4,384 and nil were recognized on the consolidated balance sheets as of December 31, 2018 and 2019 respectively, which are expected to be disposed within one year.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Buildings	254,577	277,569	39,870
Medical equipment	404,050	458,843	65,909
Electronic and office equipment	19,564	20,983	3,014
Motor vehicles	2,993	2,993	430
Leasehold improvement and building improvements	14,050	80,922	11,624
Construction in progress	823,361	1,390,495	199,732
Total	1,518,595	2,231,805	320,579
Less: accumulated depreciation	(275,627)	(314,151)	(45,125)
Impairment charges	(23,659)	(18,793)	(2,700)
	1,219,309	1,898,861	272,754

Depreciation expenses were RMB83,224, RMB40,855 and RMB44,358 (US$6,372) for the years ended December 31, 2017, 2018 and 2019, respectively. Impairment loss of RMB21,476, RMB4,418 and RMB6,453 (USD$927) were recognized for network operating segment and impairment loss of nil, RMB351 and nil for hospital operating segment for the years ended December 31, 2017, 2018 and 2019, respectively. Impairment charges mainly include impairment provided for medical equipment in several low performance centers as well as idle assets.

For the years ended December 31, 2017, 2018 and 2019, impairment of RMB27,906, RMB41,272 and RMB10,968(US$1,575) was written off for network operating segment upon the disposal of medical equipment and construction project. Impairment of nil, nil and RMB353 (US$51) was written off for hospital operating segment upon the termination of construction project.

The Group held equipment under operating lease contracts with customers with an original cost of RMB205,279 and RMB271,603 (US$39,013) and accumulated depreciation of RMB133,130 and RMB150,988 (US$ 21,688), as of December 31, 2018 and 2019, respectively.

The total net book value of the Group's property, plant and equipment pledged as collateral for other borrowings as of December 31, 2018 and 2019 was nil and RMB119,359 (US$17,145), respectively.

The total net book value of the Group's construction in progress pledged to secure bank and other borrowings as of December 31, 2018 and 2019 was RMB633,444 and RMB1,152,379(US$165,529), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

11.	LEASE

Leases of medical equipment as lessor

The following table presents the lease receivables derive from the Group’s operating, sales-type and direct financing leases:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Current
Account receivable - Operating lease	46,331	38,201	5,487
Account receivable - Sales-type lease	-	675	97
Net investment in direct financing leases	29,638	35,240	5,062

Non-current
Net investment in direct financing leases	42,977	27,084	3,890

Total	118,946	101,200	14,536

Lease receivables for operating and sales-type leases are presented in accounts receivable on the consolidated balance sheets. Lease receivables for direct financing leases are presented as net investment in direct financing leases. As of December 31, 2018, and 2019, the allowance of lease receivables was RMB2,093 and RMB4,318 (US$620), respectively. Accordingly, risk of default with respect to these receivables is remote.

Lease receivables with carrying value of nil and RMB24,997 (US$3,591) were pledged as collaterals for bank and other borrowings of nil and RMB167,165 (US$24,012) as of December 31, 2018 and 2019, respectively.

The following table presents the lease income recognized relating to the Group’s operating, sales-type and direct financing leases:

	For the Year Ended December 31, 2019
	Sales-type leases		Direct financing leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$

Selling loss recognized at the commencement date	(21,229)	(3,049)	-	-	-	-

Interest income on net investment in the lease	1,130	162	3,944	567	-	-
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	1,130	162	-	-	-	-

Lease income relating to lease payments					53,485	7,683
Including: Income relating to variable lease payments not included in the measurement of lease receivable	-	-	-	-	45,887	6,591

The Group’s lease assets do not contain material residual value by the end of the lease term. In order to mitigate the risks associated with the residual value of its leased assets, the Group usually enters into arrangements where the lease terms are approximate to the economic useful life of the leased assets so as to minimize their residual value.

Net investment in direct financing leases is comprised of:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Minimum lease payments to be received	83,079	68,520	9,842
Unearned income	(10,464)	(6,196)	(890)
Net investment in direct financing leases	72,615	62,324	8,952
Current	29,638	35,240	5,062
Non-current	42,977	27,084	3,890
Total	72,615	62,324	8,952

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum direct financing lease payments
	RMB	US$
2020	39,050	5,609
2021	17,138	2,462
2022	7,446	1,070
2023	3,003	431
2024	1,883	270
Above 5 years	-	-

The future minimum lease payments to be received from such non-cancelable operating leases are as follows:

	Future minimum operating lease payments
	RMB	US$
2020	8,972	1,289
2021	8,972	1,289
2022	7,886	1,133
2023	7,196	1,034
2024	5,496	789
Above 5 years	13,708	1,969

Lease payments for the Group’s sales-type lease payments are all variable based on the profit or revenue generated from the underlying assets thus the Group does not recognize any net investment in the lease at commencement.

Failed sales-leaseback transactions as seller-lessee

The Group has failed sales-leaseback transactions in which the Group acts as seller-lessee but does not effectively transfer control of the underlying asset to the buyer-lessor. The Group accounts for failed sales-leaseback transactions as financings. The Group recorded RMB30,646 (US$4,402) and RMB205,784 (US$29,559) under “Long-term bank and other borrowings, current portion” and " Long-term bank and other borrowings, non-current portion", respectively as of December 31, 2019. The effective interest rate used in the computation of interest expense ranged from 9.64% to 11.69%. Interest expenses recorded in the Group’s consolidated statement of comprehensive loss amounted to nil, RMB119, and RMB21,644 (US$3,109) for the years ended December 31, 2017, 2018 and 2019, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Operating leases as lessee

The components of lease cost were as follows:

	For the year ended December 31, 2019
	RMB	US$
Operating lease cost	32,002	4,597
Short term lease cost	625	90

Total	32,627	4,687

For the year ended December 31, 2019, total operating and short-term lease costs of RMB8,203 (US$1,178) and RMB23,799 (US$3,419) were recorded in cost of revenue and general and administrative expenses, respectively.

Other information

	For the year ended December 31, 2019
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	18,491	2,656
ROU assets obtained in exchange for operating lease liabilities*	234,915	33,743
Weighted-average remaining lease terms (in years)	4	4
Weighted-average discount rate	4.87%	4.87%

*	Includes transition liabilities upon adoption of ASC 842, as well as new leases entered into during the year ended December 31, 2019. Changes in the ROU asset and liability are presented net within operating activities.

Future minimum lease payments for operating leases as of December 31, 2019 are as follows:

	Minimum Lease Payments
	RMB	US$
Year ending December 31,
2020	25,362	3,643
2021	24,481	3,516
2022	20,654	2,967
2023	19,996	2,872
2024	19,306	2,773
Thereafter	256,158	36,796
Total future lease payments	365,957	52,567
Less: Imputed interest	134,256	19,285
Total lease liability balance	231,701	33,282

The Group did not have any leasing transactions with related parties.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Land use rights

The following table presents the original cost payment, accumulated amortization and net carrying value of the Group’s land use rights for the periods presented:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
	Prepaid land lease payment	Right-of-use asset	Right-of-use asset

Land use rights	456,823	456,823	65,619
Less: accumulated amortization	(18,500)	(27,962)	(4,017)
Net carrying value	438,323	428,861	61,602

As of December 31, 2018 and 2019, the Group recorded land lease payment under “Prepaid land lease payment” and “Right-of-use assets, net” of RMB438,323 and RMB428,861 (US$61,602), respectively. Amortization expenses for the years ended December 31, 2017, 2018 and 2019 were RMB5,256, RMB9,610 and RMB9,462 (US$1,359), respectively.

The net book value of the Group’s land use right payments pledged to secure bank and other borrowings was RMB425,743 and RMB416,548 (US$59,833), respectively.

The estimated annual amortization expenses for the land leases payment for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2020	9,462	1,359
2021	9,462	1,359
2022	9,462	1,359
2023	9,462	1,359
2024	9,462	1,359

12.	GOODWILL

The goodwill of RMB165,171 and RMB210,443 (US$30,229) as of December 31, 2018 and 2019 represented the goodwill of RMB165,171 generated from the acquisition of GFMH, CMCC, SJYH and BPMC by the Group in 2018, and the goodwill of RMB45,272 generated from the acquisition of Tianjin Jiatai Group by the Group in 2019 (Note 4).

The changes in the carrying amount of goodwill are as follow:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Balance as of January 1	-	-	165,171	23,725
Addition	-	165,171	45,272	6,504
Impairment	-	-	-	-
Balance as of December 31	-	165,171	210,443	30,229

No impairment was recognized for the years ended December 31, 2017, 2018 and 2019.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer relationship intangibles	Operating lease intangibles	Operating license intangibles	Favorable lease intangibles	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2018	6,171	306	-	-	1,322	7,799

Acquisition of subsidiaries (note4)	-	-	437,350	16,010	653	454,013
Addition of software	-	-	-	-	1,779	1,779
Disposal of centers	(2,586)	-	-	-	-	(2,586)
Amortization expenses	(558)	(52)	(2,056)	(318)	(1,177)	(4,161)
Intangible assets, net at December 31, 2018	3,027	254	435,294	15,692	2,577	456,844

Acquisition of subsidiaries (note4)	-	-	84,000	5,000	-	89,000
Addition of software	-	-	-	-	1,579	1,579
Disposal of centers	(80)	(7)	-	-	-	(87)
Amortization expenses	(125)	(217)	(8,717)	(1,307)	(1,629)	(11,995)
Intangible Asset impairment	(2,822)	(30)	-	-	-	(2,852)
Intangible assets, net at December 31, 2019	-	-	510,577	19,385	2,527	532,489
Intangible assets, net at December 31, 2019, in US$	-	-	73,340	2,784	363	76,487

At December 31, 2019
Intangible assets, cost	45,157	14,707	521,350	21,010	17,963	620,187
Less: accumulated amortization	(41,737)	(14,677)	(10,773)	(1,625)	(15,436)	(84,248)
Less: intangible asset impairment	(3,420)	(30)	-	-	-	(3,450)
Intangible assets, net at December 31, 2019	-	-	510,577	19,385	2,527	532,489

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

i)	Amortization expenses for intangibles were RMB6,229, RMB4,161 and RMB11,995 (US$1,723) for the years ended December 31, 2017, 2018 and 2019, respectively. Impairment loss on intangible assets was RMB598, RMB nil and RMB2,852 (US$410) for network operating segment in several low performance centers and early termination centers as well as idle assets for the years ended December 31, 2017, 2018 and 2019, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2020	15,260	2,192
2021	19,358	2,781
2022	27,886	4,006
2023	27,640	3,970
2024	27,590	3,963

14.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	668,698	717,392	103,047
Reserve for unrecoverable deposits	(30,860)	(93,260)	(13,396)
	637,838	624,132	89,651

*	The amount represented interest-free non-refundable partial payments to suppliers of medical equipment and to construction engineering group for construction of hospitals. The remaining contractual obligations associated with these purchase contracts are approximately RMB660,758 and RMB622,584 (US$89,429) as at December 31, 2018 and 2019 respectively, which are included in the amount disclosed as purchase commitments in note 26. The Group recognized impairment loss on deposits for non-current assets of nil, nil and RMB62,400 (US$8,963) for the years ended December 31, 2017, 2018 and 2019, respectively.

As at December 31, 2018 and 2019, certain of the Group's deposits for non-current assets with a total net book value of RMB13,800 and nil were pledged for other borrowings of RMB10,731 and nil, respectively (note19).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

15.	LONG-TERM INVESTMENTS

Long-term investments held by the Group consisted of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Equity investments without readily determinable fair value	22,160	22,160	3,183
Equity method investments	366,204	42,788	6,146
Less: Impairment loss	-	-	-

Total	388,364	64,948	9,329

Equity investments without readily determinable fair value:

		Equity interest owned by the Group As at December 31,
	Note	2018	2019
Allcure Information	i)	9.6%	9.6%

i)

20% equity interest of Allcure Information was obtained through the disposal of Allcure Medical Technology Co., Ltd. (“JWYK”) in 2015. During year ended December 31, 2018 Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. The price of newly issued shares is not considered an observable price change because they are not a similar investment of JWYK held by the Group due to the different rights and obligations associated with the investments. As at year ended December 31, 2019, the share ownership of the Group remained 9.6%. As of December 31, 2018 and 2019, no impairment was recorded for the investment.

The Group did not record any unrealized gains (upward adjustments) and losses (downward adjustments and impairment) for equity investments without readily determinable fair values for the years presented.

Equity method investments:

		Equity interest owned by the Group As at December 31,
	Notes	2018	2019
Xi’an JiangyuanAndike Ltd. (“JYADK”)		29.70%	29.70%
PTC	i)	59.51%	59.51%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	ii)	5.41%	5.15%
Suzhou Chorus Medical Technologies Co., Ltd. (“Suzhou Chorus”)	iii)	36.00%	-
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. ("SH MZJH")	iv)	43.23%	-
Shanghai Rongchi Medical Management Co., Ltd. ("SH Rongchi")	iv)	24.40%	-
Tianjin Jiatai Enterprise Management Center (Limited Partnership) ("Tianjin Jiatai")	iv)	22.82%	-
Wuxi Meizhong Jiahe Cancer Center (“Wuxi MZJH”)	v)	10.00%	-
DTAP @ Adam Road PTE.LTD. (“DTAP”)	vi)	49.00%	-

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

On November 29, 2018, MDA Proton reached an agreement with University of Texas MD Anderson Cancer Center (“UTMDACC”) to sell all its assets and liabilities to UTMDACC as well as terminating management service agreement between MDA Proton and PTC. Before the transaction, the Group accounts for its investment in PTC, and ultimately MDA Proton, under the equity method of accounting. The Group’s share of the net profit or loss of PTC, after accounting for the effect of the difference between the cost basis of the equity method investment and the underlying assets of the investee, was a gain of RMB17,697, RMB509 and nil for the years ended December 31, 2017, 2018 and 2019 respectively. Total cash distribution received by the Group from PTC was RMB6,227, RMB11,626 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group received the first installment of consideration RMB212,855 from PTC on dissolution between MDA Proton and PTC, leading to the disposal gain of RMB48,019 in 2018. The Group received the second and the third installments totaling RMB6,779 (US$973) in 2019 and the carrying amount of the equity investment remained RMB31,497 and RMB24,718 (US$3,551) as of December 31, 2018 and 2019.

ii)	In 2017, JKSY, a subsidiary of the Group, entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018, with the subscribed capital injection from new investors, the equity interest JKSY shared in Suzhou Shengshan should be diluted to 4.57%. As the injection was only partially completed, the actual equity interest shared in Suzhou Shengshan was diluted to 5.41% as of December 31, 2018. In 2019, with the subscribed capital injection from new investors, the actual equity interest shared in Suzhou Shengshan was further diluted to 5.15% as of December 31, 2019. According to the partnership agreement, JKSY acts as a limited partner and has significant influence over Suzhou Shengshan's daily operation.

iii)	In 2015, the Group entered into a share transfer agreement with JWYK, which was controlled by one of the Group's directors. Pursuant to the agreements, the Group would sell 36% equity interest in Suzhou Chorus at a consideration of RMB4,320 to JWYK. The consideration was received by the Group in April 2016. The disposal of Suzhou Chorus was completed in 2019.

iv)

During 2019, Tianjin Jiatai made total capital injections amouting to RMB34,540 to SH MZJH, leading to Tianjin Jiatai’s equity interest on SH MZJH from 56.77% to 78.34%. On November 13, 2019, Guofu Huimei entered into agreements with ZR Guofu, pursuant to which ZR Guofu would withdraw its investment of 77.18% equity interests in Tianjin Jiatai at a consideration of RMB421,730 (US$60,578). Upon the completion of the transaction, Tianjin Jiatai and its subsidiaries, SH MZJH, Heze MZJH, SH Rongchi, Wuxi MZJH and Oriental became subsidiaries of the Group (note 4).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

v)

On July 22, 2019, Wuxi Concord, a wholly-owned subsidiary of the Group, entered into an agreement with Tianjin Jiatai, to purchase all its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. After the acquisition, Wuxi MZJH became a wholly-owned subsidiary of the Group. On August 23, 2019, Wuxi Concord further injected capital of RMB82,110 to Wuxi MZJH.

vi)	In December 2018, DTAP was set up and registered in Singapore by CHS and Republic Healthcare Holdings PTE.LTD (“RHHPL”), a third party of the Group. CHS subscribed to inject SG$0.49 to share 49% equity of DTAP, and accounted for the investment as joint venture according to the cooperation agreement. On July 11, 2019, CHS and RHHPL consented to discontinue the joint venture agreement and CHS’s subscription of 49% shares has transferred to RHHPL at SG$0.49 in the capital of DTAP. DTAP had no substantial business from its inception to discontinuance.

16.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred cost	267	-	-
Deposit-long-term*	2,719	6,733	967
Long-term deferred assets	3,479	1,755	252
Advance to hospitals-non current**	1,260	1,433	206
Others	151	-	-

	7,876	9,921	1,425

* Impairment losses of RMB11,527 and RMB400 (US$57) were provided for the balances as at December 31, 2018 and 2019.

** Impairment losses of RMB1,642 and RMB330 (US$47) were provided for the balances as at December 31, 2018 and 2019.

17.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Accrued expenses	44,621	81,407	11,693
Salaries and welfare payable	8,612	21,959	3,154
Business and other taxes payable	11,400	3,822	549
Payable to acquire the non-controlling interests of CCM(HK)	-	44,963	6,459
Amount due to Tianjin Jiatai Group	36,151	-	-
MD Anderson consulting fee payable	51,029	41,478	5,958
Acquisition payable for investment in CMCC	116,922	12,657	1,818
Consideration advance from JWYK (note 15)	4,320	-	-
Advance from customers	19,250	3,190	458
Other payables	125,701	67,625	9,714

	418,006	277,101	39,803

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

18.	SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. On January 27, 2015, the directors of the Company had resolved, subject to the adoption of the Amended M&A, to issue 45,787,948 Class B Ordinary Shares to Morgancreek Investment Holdings Limited (“Morgancreek”), in exchange of 45,787,948 Class A Ordinary Shares held by Morgancreek. During the year ended December 31, 2018, the 45,787,948 Class A ordinary shares of Morgancreek were converted to Class B ordinary shares.

As of December 31, 2019, there were 84,454,047 Class A and 45,787,948 Class B ordinary shares outstanding.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2017, 2018 and 2019.

Special dividend

No special dividend or other dividend was declared in 2017, 2018 and 2019.

19.	BANK AND OTHER BORROWINGS

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Total bank and other borrowings	938,114	1,620,202	232,728
Comprised of:
Short-term	396,520	285,500	41,010
Long-term, current portion	44,068	42,939	6,168
	440,588	328,439	47,178
Long-term, non-current portion	497,526	1,291,763	185,550
	938,114	1,620,202	232,728

Certain bank borrowings are secured by equipment with a net carrying value of nil and RMB119,359 (US$17,145) (note 10), accounts receivable with a carrying value of nil and RMB30,524 (US$4,384) (note 6) (including lease receivables with a carrying value of nil and RMB24,997 (US$3,591) (note 11)), certain land use rights (which are recorded as “right-of-use assets”) with a carrying value of RMB425,743 and RMB416,548 (US$59,833) (note 11), certain construction in progress with a carrying value of RMB633,444 and RMB1,152,379 (US$165,529) (note 10), deposit for non-current asset with a carrying value of RMB13,800 and nil (note 14), and restricted cash of RMB421,990 and nil (note 2), as of December 31, 2018 and 2019, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The short-term bank and other borrowing bore a weighted average interest of 4.08% and 7.73% per annum, and the long-term bank and other borrowings bore a weighted average interest of 9.81% and 11.49% per annum, respectively, as of December 31, 2018 and 2019.

Bank and other borrowings amounted to RMB41,624 (US$5,979) (2018: RMB31,083) and RMB1,578,578 (US$226,748) (2018: RMB907,031) were denominated in US$ and RMB, respectively as of December 31, 2019.

The maturity analysis of the long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	42,939	6,168
Between one and two years	118,905	17,080
Between two and three years	158,800	22,810
Between three and four years	184,432	26,492
Above four years	829,626	119,168
	1,334,702	191,718

As of December 31, 2019, the Group had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to nil and RMB557,400 (US$80,066), respectively.

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB4,770,139 (US$685,188) as of December 31, 2019.

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate up to 35% in 2017 and 21% in 2018 and 2019 on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton was nil, 2,867 and -1,358(-USD$195) for the years ended December 31, 2017, 2018, and 2019.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2017, 2018 and 2019. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Group has no assessable profits for the year presented. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2015 to 2019 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Non – PRC	(193,212)	(98,709)	(127,243)	(18,277)
PRC	(60,683)	(126,537)	(263,835)	(37,898)
	(253,895)	(225,246)	(391,078)	(56,175)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current tax expense (benefit)	5,105	43,209	(16,570)	(2,380)
Deferred tax expense (benefit)	26,684	(9,158)	(22,416)	(3,220)
	31,789	34,051	(38,986)	(5,600)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Loss before income taxes	(253,895)	(225,246)	(391,078)	(56,175)
Income tax computed at the tax rate of 25%	(63,474)	(56,309)	(97,770)	(14,044)
Effect of different tax rates in different jurisdictions	23,554	11,758	19,393	2,786
Non-deductible expenses	13,872	4,661	8,472	1,217
Non-taxable income	(1,942)	(7,322)	(234)	(34)
Statutory income/(expense)	-	-	3,216	462
Interest and penalty	-	-	(6,811)	(978)
Unrecognized tax positions	(2,942)	41,122	-	-
Deferred tax expense	-	-	32,358	4,648
Changes of valuation allowance	48,089	45,112	41,868	6,014
Withholding tax	15,624	(4,971)	(39,478)	(5,671)
Effect of tax rate change	(992)	-	-	-
	31,789	34,051	(38,986)	(5,600)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	158,330	163,538	23,491
Depreciation and amortization	2,813	6,262	899
Property, plant and equipment impairment	8,750	9,433	1,355
Deposits for non-current assets	6,400	16,350	2,349
Allowance for net investment in financing lease	1,085	4,518	649
Allowance for doubtful accounts	14,132	11,391	1,636
Lease liabilities	-	60,073	8,629
Other long-term assets	16,703	37,778	5,426
Equity investment	9,032	9,196	1,321
Others	527	1,891	272
Total deferred tax assets	217,772	320,430	46,027
less: Valuation allowance**	(217,076)	(260,850)	(37,469)
Net deferred tax assets	696	59,580	8,558

Deferred tax liabilities
Withholding tax for PRC entities	(39,495)	-	-
Foreign exchange gain	-	(9,346)	(1,342)
Equity investment	-	(1,299)	(187)
Property, plant and equipment	(415)	(2,225)	(320)
Disposal of Beijing Century Friendship	(3,126)	(3,126)	(449)
Intangible assets	(113,590)	(132,566)	(19,042)
Deferred costs	(67)	-	-
Right-of-use assets	-	(53,362)	(7,665)
Capitalized interest	(9,649)	(19,179)	(2,755)
Others	-	(3,915)	(562)

Total deferred tax liabilities	(166,342)	(225,018)	(32,322)

Deferred tax assets, net	-	-	-

Deferred tax liabilities, net	(165,646)	(165,438)	(23,764)

*

As of December 31, 2019, the Group had net operating losses from several of its PRC and oversea entities of RMB789,776 (US$113,444), which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2020 to 2024. For the net operating loss from overseas entities, there is no limitation of expiration according to the statute of Hong Kong, Singapore and US.

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

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Balance at the beginning of year	(157,876)	(217,076)	(31,181)
Change of valuation allowance in the current year	(59,200)	(43,773)	(6,288)
Balance at the end of year	(217,076)	(260,849)	(37,469)

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Balance at the beginning of year	41,358	81,000	11,635
Additions based on tax positions related to the current year	30,043	21,238	3,050
Additions related to prior year tax position	9,676	548	79
Decreases related to prior year tax position	-	(2,810)	(404)
Decreases relating to expiration of applicable statute of limitation	(920)	(1,386)	(199)
Foreign currency translation	843	394	57
Balance at the end of year	81,000	98,984	14,218

As of December 31, 2018, and 2019, the Group had unrecognized tax benefit of RMB81,000 and RMB98,984 (US$14,218), respectively, among which, nil and RMB27,385(US$3,934) were presented on a net basis against the deferred tax assets related to tax losses carry forwards on the consolidated balance sheets. At December 31, 2018 and 2019, there were RMB46,978 and RMB60,711 (US$8,721) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Group recognized an increase amounting to RMB2,770, RMB8,309 and a decrease amounting to RMB6,802 (US$977) in interest and penalties during the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018, and 2019, the Group recognized of interest and penalties of RMB37,943 and RMB31,141 (US$4,473), respectively. Uncertain tax benefits were recorded as other long-term liabilities.

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

Under the current VAT regulation, for the contracts signed prior to the pilot of VAT reform or the movable property acquired prior to the pilot of VAT reform for operating leasing, the relevant rental income from leasing arrangement of movable property could adopt the simple tax calculation method and be subject to 3% VAT levy rate. Other than the above, if the contracts signed after the pilot of VAT reform, the rental income derived from movable property leasing arrangement is subject to VAT at 17%. After a new VAT reform came into effect on 1 April 2019, the rental income derived from movable property leasing arrangement is subject to VAT at 13%. The technical service income is subject to VAT at 6%.

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

The following table summarizes employee share options activities for the year ended December 31, 2019:

Share Options Granted to Employees	Number of Shares	Weighted- Average Exercise Price		Weighted Average Grant-date Fair Value		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2019	3,130,113	US$	2.21	US$	0.61	3.14	-
Lapsed	(355,884)	US$	3.55	US$	1.25	-	-
Outstanding, December 31, 2019	2,774,229	US$	2.04	US$	0.65	2.14	-
Exercisable at December 31, 2019	2,774,229	US$	2.04	US$	0.65	2.14	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2017, 2018 and 2019.

As of December 31, 2019, unrecognized share-based compensation cost related to share options was nil.

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

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted Shares activity for the year ended December 31, 2019 was as follows:

	Numbers of shares	Weighted average grant date fair value
	RMB	US$
Outstanding, January 1, 2019	11,573,802	1.32
Forfeited	(83,250)	1.93
Exercised	(63,618)	1.34
Outstanding, December 31, 2019	11,426,934	1.32
Exercisable, December 31, 2019	1,073,679	1.93
Expected to vest, December 31, 2019	10,353,255	1.25

As of December 31, 2019, unrecognized share-based compensation cost related to Restricted Shares was RMB47,576 (US$6,834) which is expected to be recognized over a weighted-average vesting period of 2.3 years.

The share-based compensation expense of the share options and Restricted Shares granted to employees for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
General and administrative expenses	10,099	9,173	17,673	2,539
Selling expenses	1,542	1,966	2,920	419
	11,641	11,139	20,593	2,958

23.	Revenue

Revenue consists of ASC 606 and ASC 842 revenue. The Group’s revenues, net of value-added tax, disaggregated by revenue source are as follows:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
ASC 606 revenue:
Management services and technical services	46,143	50,291	48,416	6,954
Brand royalty fees	6,604	5,189	5,081	730
Consumable sales	7,005	5,867	9,482	1,362
Medical service	31,599	37,770	54,048	7,763
Medicine income	57	15,058	22,777	3,272
ASC 606 revenue	91,408	114,175	139,804	20,081
ASC 842 revenue:
Operating lease income*	232,015	71,864	53,485	7,683
Sales-type lease income*	-	-	1,130	162
Direct financing lease income*	7,554	4,859	3,944	567
ASC 842 revenue	239,569	76,723	58,559	8,412
Total revenue	330,977	190,898	198,363	28,493

*	Operating lease income, sales-type lease income and direct financing lease income were recognized under ASC 842, Leases.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.	RELATED PARTY TRANSACTIONS

a)	Related parties#

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Guofu Huimei *	Equity investee of the Group till October 7, 2018
CMCC *	Equity investee of the Group till October 7, 2018
Beijing Century Friendship *	Equity investee of the Group till October 7, 2018
Tianjin Jiatai **	Equity investee of the Group till November 17, 2019
Wuxi MZJH **	Equity investee of the Group till November 17, 2019
SH Rongchi **	Equity investee of the Group till November 17, 2019
SH MZJH **	Equity investee of the Group till November 17, 2019
Allcure Information	An entity controlled by a director of the Company
Shanghai Huifu Technology Limited	An entity controlled by a director of the Company
Cherrylane Investments Limited	An entity controlled by a director of the Company

#	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2017, 2018 and 2019.

*	Guofu Huimei, CMCC and Beijing Century Friendship were equity investee of the Group previously, which have been acquired by the Group since October 8, 2018 and have become subsidiaries of the Group.

**	Tianjin Jiatai, SH Rongchi, SH MZJH and Wuxi MZJH were equity investee of the Group previously, which have been acquired by the Group since November 18, 2019 and have become subsidiaries of the Group.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

b)	The Group had the following related party transactions for the years ended December 31, 2017, 2018 and 2019.

	For the Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Loan to:
Tianjin Jiatai	-	50	5,949	855
Wuxi MZJH	-	460	1,640	236
SH MZJH	-	1,000	28,002	4,022
	-	1,510	35,591	5,113
Interest income from:
JYADK	221	285	206	30

Loan from:
Guofu Huimei	300,000	-	-	-
Beijing Century Friendship	218,104	30,551	-	-
CMCC	41,010	13,408	-	-
Tianjin Jiatai	91,855	-	-	-
Shanghai Huifu Technology Limited	-	22,000	-	-
Wuxi MZJH	-	1,850	-	-
SH Rongchi	-	18,820	-	-
SH MZJH	-	12,420	-	-
Cherrylane Investments Limited	-	12,720	-	-
	650,969	111,769	-	-
Interest expense to:
Tianjin Jiatai	-	193	-	-
Guofu Huimei *	31,716	15,997	-	-
Cherrylane Investments Limited	-	-	151	22
	31,716	16,190	151	22
Repayment to:
Tianjin Jiatai	-	36,420	34,540	4,961
Shanghai Huifu Technology Limited	-	20,285	1,715	246
Cherrylane Investments Limited	-	2,750	-	-
SH Rongchi	-	-	1,029	148
	-	59,455	37,284	5,355

Repayment from:
JYADK	-	-	1,485	213
SH MZJH	-	-	26,000	3,735
	-	-	27,485	3,948
Management service income from:
Tianjin Jiatai	6,577	-	-	-
SH MZJH	-	4,810	5,081	730
CMCC	4,118	4,331	-	-
	10,695	9,141	5,081	730

*	The interest expense paid to Guofu Huimei amounting to RMB15,997 and nil was capitalized in year 2018 and 2019.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

c)	The balances between the Group and its related parties as of December 31, 2018 and 2019 are listed below.

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Due from related parties, current:
JYADK	5,112	3,833	550
Allcure Information**	9,000	-	-
SH MZJH	6,099	-	-
Wuxi MZJH	460	-	-
	20,671	3,833	550
Due to related parties, current
Wuxi MZJH	1,850	-	-
SH MZJH	12,420	-	-
Shanghai Huifu Technology	1,715	-	-
Cherrylane Investments Limited	-	10,120	1,454
	15,985	10,120	1,454

Due to related parties, non-current
SH Rongchi *	155,570	-	-
Cherrylane Investments Limited *	9,969	-	-
Tianjin Jiatai *	56,979	-	-
	222,518	-	-

*	As at December 31, 2018 and 2019, the balance due to related parties, non-current is recorded in “Amount due to related parties, non-current portion” on the consolidated balance sheet.

**	As at December 31, 2018 and 2019, the reserve for unrecoverable deposits are provided amounting to nil and RMB9,000 (US$1,293), which is recorded in “Prepayments and other current asset” (note7).

25.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB13,348 and RMB13,291 and RMB22,868 (US$3,285) for the years ended December 31, 2017, 2018 and 2019, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income (loss) as incurred. The total amounts for such employee benefits were approximately RMB399, RMB315 and RMB290 (US$42) for the years ended December 31, 2017, 2018 and 2019, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

26.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB660,758 and RMB622,584 (US$89,429) at December 31, 2018 and 2019, respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2019, the Group has recognized approximately RMB102,740 (US$14,758) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

27.	SEGMENT REPORTING

For the years ended December 31, 2017, 2018 and 2019, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. Other than the information provided below, the CODM do not use any other measures by segments.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Summarized information by segments for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the year ended December 31, 2019
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	121,537	76,826	198,363	28,493
Cost of sales	(77,131)	(137,062)	(214,193)	(30,767)
Gross profit (loss)	44,406	(60,236)	(15,830)	(2,274)

	For the year ended December 31, 2018
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	138,070	52,828	190,898
Cost of sales	(79,266)	(91,870)	(171,136)
Gross profit (loss)	58,804	(39,042)	19,762

	For the year ended December 31, 2017
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	299,321	31,656	330,977
Cost of sales	(166,407)	(66,572)	(232,979)
Gross profit (loss)	132,914	(34,916)	97,998

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Segment assets
Network	2,103,569	1,030,782	148,063
Hospital	2,481,825	3,266,663	469,227
Total segment assets	4,585,394	4,297,445	617,290

Major Customers

Changhai Hospital represented 12.5% of total net revenue for the year ended December 31, 2017. No single customer represented 10% or more of total net revenue for the years ended December 31, 2018 and 2019.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Revenues from PRC	302,304	149,548	164,167	23,581
Revenues from Singapore	28,673	41,350	34,196	4,912
Total revenues	330,977	190,898	198,363	28,493

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Total long-lived assets excluding financial instruments, intangible assets, long-term investment and goodwill by country were as follows:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
PRC	2,036,133	2,890,858	415,245
Singapore	281,495	280,970	40,359
Total long-lived assets	2,317,628	3,171,828	455,604

28.	LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted loss per share for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Net loss attributable to Concord Medical Services Holdings Limited	(284,320)	(234,875)	(307,049)	(44,105)
Accretion of contingently redeemable noncontrolling interests	-	(124,355)	(245,477)	(35,261)
Numerator for EPS computation	(284,320)	(359,230)	(552,526)	(79,366)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

	For the Years Ended December 31
	2017	2018		2019		2019
	Ordinary Shares	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	USD	RMB	USD
Numerator
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(284,320)	(328,403)	(30,827)	(358,274)	(51,463)	(194,252)	(27,903)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	130,091,977	118,940,054	11,164,733	84,450,550	84,450,550	45,787,948	45,787,948
Loss per share – basic and diluted	(2.19)	(2.76)	(2.76)	(4.24)	(0.61)	(4.24)	(0.61)

The effects of share options and restricted shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2017, 2018 and 2019 as their effects would be anti-dilutive.

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

Level 2 - Include other inputs that are directly or indirectly observable in the market place.

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

The following table summarizes the nonrecurring fair value measurements for each class of assets as of and for the year ended December 31, 2019.

As of December 31, 2019, we determined that certain equipment and long-lived assets related to the Group’s low-performance centers were impaired. In accordance with ASC 360 Property, plant and equipment, long-lived assets held and used with a carrying amount of RMB8,834 (US$1,269) were written down to their fair value of RMB1,985 (US$285). The resulting impairment charge of RMB6,849 (US$984) was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows based on a discount rate of 14% and expected remaining useful life of such assets and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

	Fair Value Measurement at the End of the Reporting Period Using
	As of December 31, 2019		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significance Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total loss
	RMB	US$	RMB	RMB	RMB	RMB
Description
Nonrecurring fair value measurements
Long-lived assets held and used	1,985	285	-	-	1,985	(6,849)

	Fair Value Measurement at the End of the Reporting Period Using
	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significance Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total loss
	RMB	RMB	RMB	RMB	RMB
Description
Fair value measurements on a recurring basis:
Available-for-sale debt investments	50,000	50,000	-	-	-

Nonrecurring fair value measurements:
Long-lived assets held and used	3,467	-	-	3,467	(4,418)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	722	540	78
Amounts due from subsidiaries	503,087	404,213	58,061
Total current assets	503,809	404,753	58,139
Non-current assets:
Investments in subsidiaries	1,623,996	1,154,986	165,903
Total assets	2,127,805	1,559,739	224,042
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	249,202	-	-
Accrued expenses and other liabilities	29,310	55,409	7,959
Amounts due to subsidiaries	1,411,871	1,627,094	233,717
Total current liabilities	1,690,383	1,682,503	241,676

Total liabilities	1,690,383	1,682,503	241,676

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-142,353,532 as of December 31, 2018 and 2019; outstanding shares-84,390,429 and 84,454,047 as of December 31, 2018 and 2019, respectively)	68	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2018 and 2019; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2018 and 2019, respectively)	37	37	5
Treasury stock (12,175,155 and 12,111,537 shares as of December 31, 2018 and 2019, respectively)	(8)	(8)	(1)
Additional paid-in capital	1,758,937	1,759,941	252,800
Accumulated other comprehensive loss	(88,621)	(97,285)	(13,974)
Accumulated deficit	(1,232,991)	(1,785,517)	(256,474)
Total shareholders’ equity (deficit)	437,422	(122,764)	(17,634)
Total liabilities and shareholders’ equity (deficit)	2,127,805	1,559,739	224,042

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues	-	-	-	-
Cost of revenues	-	-	-	-
General and administrative expenses	(24,431)	(17,051)	(39,118)	(5,619)
Selling expenses	(1,802)	(2,021)	(2,938)	(422)
Operating loss	(26,233)	(19,072)	(42,056)	(6,041)
Equity in loss of subsidiaries	(250,696)	(333,682)	(514,070)	(73,842)
Interest income	-	14	1,977	284
Interest expense	(7,554)	(15,325)	(6,481)	(931)
Foreign exchange gain	163	8,835	8,104	1,164
Net loss	(284,320)	(359,230)	(552,526)	(79,365)
Other comprehensive income (loss), net of tax of nil
foreign currency translation adjustments	40,550	(41,203)	(8,664)	(1,245)
Total other comprehensive (loss) income	40,550	(41,203)	(8,664)	(1,245)
Comprehensive loss	(243,770)	(400,433)	(561,190)	(80,610)

Condensed statements of cash flows

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(89,751)	(5,024)	(31,460)	(4,520)
Net cash (used in) generated from investing activities	(21,452)	294,551	311,716	44,775
Net cash generated from (used in) financing activities	127,106	(284,824)	(280,483)	(40,289)

Exchange rate effect on cash	(35,017)	(7,085)	45	7

Net decrease in cash	(19,114)	(2,382)	(182)	(27)
Cash at beginning of the year	22,218	3,104	722	105

Cash at end of the year	3,104	722	540	78

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments - Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries profit or loss as “Equity in loss of subsidiaries” on the statements of comprehensive income loss. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

31.	SUBSEQUENT EVENTS

Capital injection from CITIC Industrial Investment Group Limited (“CITIC Industrial”)

In February 2020, the Group entered into an investment agreement with CITIC Industrial pursuant to which CITIC Industrial purchased 38,888,888 shares of the Group's subsidiary MHM in exchange for RMB700,000. The Group received the consideration in March 2020. Upon completion of all transactions mentioned above, the Group’s ownership in MHM will be diluted from 60% to 50.01%.

Impact from Coronavirus (COVID-19)

Beginning January 2020, the emergence and wide spread of the novel Coronavirus (“COVID-19”) has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the outbreak has negatively impacted the Group’s network centers and self-owned hospital operations in China and resulted in less patient treatment from late January to early March. The Group’s total revenue declined for January and March of 2020 as compared to the same period in the prior year. As the COVID-19 outbreak has further spread outside the PRC and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in the PRC, the Group’s operation results and financial position of 2020 might be adversely impacted to a certain extent, including but not limited to negative impact to the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts and impairment on the Group’s long-lived assets. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.