Form 20-F
period 2020-12-31
Concord Medical Services Holdings Ltd
filed 2021-10-15
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

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

Room 2701-05, Tower A, Global Trade Center

36 North Third Ring Road, Dongcheng District

Beijing 100013

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Yap Yaw Kong

Telephone: (86 10) 5903 6688

Facsimile: (86 10) 5957-5252

Room 2701-05, Tower A, Global Trade Center

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

130,251,685 ordinary shares, including 84,463,737 Class A ordinary shares and 45,787,948 Class B ordinary shares, outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ◻	Accelerated filer ◻	Non-accelerated filer ☒
Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                   ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board 	Other 

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

Item 17 	Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes ◻ No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ◻ No ◻

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADR” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Concord Medical,” “we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;
●	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;
●	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Meizhong Jiahe Medical Science & Technology Development Group Co., Ltd. (“Meizhong Jiahe”), Medstar (Tianjin) Medical Technology Services Ltd. (“Medstar Tianjin”), Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”), Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”), Tianjin Jiatai Enterprise Management Center (LP) (“Tianjin Jiatai”), Heze Meizhong Jiahe Cancer Center Co., Ltd. (“Heze Meizhong Jiahe”), Shanghai Rongchi Medical Management Co., Ltd. (“Shanghai Rongchi”), Medstar(Guangzhou) Medical Technology Services Ltd. (“Guangzhou Medstar”), Jiaxue (Shanghai) Medical Technology Services Ltd. (“Shanghai Jiaxue”), Wuxi Concord Medical Development Ltd. ("Wuxi Concord”), Wuxi Meizhong Jiahe Cancer Center (“Wuxi Meizhong Jiahe”), Shanghai Concord Cancer Center Co., Ltd (“SHC”), Shanghai Meizhong Jiahe Cancer Center Co., Ltd (“CMCC”), Guangzhou Concord Cancer Center Co., Ltd. (“Guangzhou Concord Cancer Hospital”), Guangzhou New Spring Hospital Management Ltd. (“GNSHM”), Guangzhou New Spring Medical Cancer Ltd (“GNSMC”), Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Beijing Proton Medical Center Co., Ltd (“BPMC”), Shenzhen Concord Medical Investment Limited (“SZ CMS”), Datong Meizhong Jiahe Cancer Center (“DTMZ”), Datong Meizhong Jiahe Traditional Chinese Medical Center (“DTZY”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”), Shanghai Taifeng Medical Technology Ltd. (“Taifeng”), Shanghai Meizhong Jiahe Cancer Center (“SHCC”), Beijing Yundu Internet Technology Co., Ltd. (“Yundu”), Ningbo Jiahe Hospital Management Ltd. (“NBJH”), Yinchuan Meizhong Jiahe Internet Hospital Ltd. (“YCIH”), Shanghai Meizhong Jiahe Medical Image Diagnosis Limited (“SHMID”), Medstar (Shanghai) Financial Leasing Co., Ltd. (“Medstar SH”), Taizhou Concord Leasing Ltd. (“Taizhou Leasing”), Beijing Concord Medical Technology Limited (“BCMT”), Shanghai Meizhong Jaihe General Practice Center (“SH GPC”);
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$” and “U.S. dollars” are to the legal currency of the United States;
●	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and
●	“SGD” and “Singapore dollars” are to the legal currency of Singapore.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect as of December 31, 2020.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 8, 2021, the noon buying rate was RMB6.4435 to US$1.00.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

The following selected consolidated statements of comprehensive loss and other consolidated financial data for the years ended December 31, 2018, 2019 and 2020 (other than the loss per ADS data) and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

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

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	455,042	330,977	190,898	198,363	223,011	34,178
Cost of revenues	(286,543)	(232,979)	(171,136)	(214,193)	(209,928)	(32,173)
Gross profit	168,499	97,998	19,762	(15,830)	13,083	2,005
Operating expenses:
Selling expenses(1)	(70,093)	(43,608)	(21,718)	(30,241)	(25,761)	(3,948)
General and administrative expenses(2)	(205,908)	(237,646)	(291,854)	(315,134)	(294,823)	(45,184)
Impairment of long-lived assets	(61,124)	(28,600)	(5,433)	(76,089)	(8,500)	(1,303)
Operating loss	(168,626)	(211,856)	(299,243)	(437,294)	(316,001)	(48,430)
Interest expense	(89,327)	(89,959)	(46,232)	(28,700)	(81,359)	(12,469)
Foreign exchange gain (loss), net	13,472	4,023	36,531	34,990	(58,686)	(8,994)
Gain (Loss) on disposal of long-lived assets	(7,619)	(31,437)	4,711	(1,299)	677	104
Interest income	27,982	12,077	14,168	9,165	8,440	1,293
Changes in fair value of derivatives	713	—	—	—	—	—
Income (loss) from equity method investments	616	1,454	(20,747)	(5,078)	6,021	923
Gain on disposal of subsidiaries	—	58,913	3,341	—	(14,894)	(2,283)
Other income, net	18,191	2,890	34,206	37,138	6,312	967
Gain on disposal of an equity method investment	—	—	48,019	—	7,837	1,201
Loss from continuing operations before income taxes	(204,598)	(253,895)	(225,246)	(391,078)	(441,653)	(67,688)
Income tax (expenses) benefit	(60,486)	(31,789)	(34,051)	38,986	37,624	5,766
Net loss attributable to noncontrolling interests	(3,217)	(1,364)	(24,422)	(45,043)	(94,040)	(14,412)
Net loss attributable to Concord Medical Services Holdings Limited	(261,867)	(284,320)	(234,875)	(307,049)	(309,989)	(47,510)
Net loss	(265,084)	(285,684)	(259,297)	(352,092)	(404,029)	(61,922)
Loss per share for Class A and Class B ordinary shares
Basic/Diluted	(2.00)	(2.19)	(2.76)	(4.24)	(5.11)	(0.78)
Loss per ADS
Basic/Diluted	(6.00)	(6.56)	(8.28)	(12.72)	(15.33)	(2.34)
Weighted average number of Class A and Class B ordinary shares outstanding: Basic/Diluted	130,631,867	130,091,977	130,104,787	130,238,498	131,053,858	131,053,858
(1)	Our selling expenses included share-based compensation of RMB0.8 million in 2016, RMB1.5 million in 2017, RMB2.0 million in 2018, RMB2.9 million in 2019 and RMB3.1 million (US$0.5 million) in 2020.
(2)	Our general and administrative expenses included share-based compensation of RMB7.6 million in 2016, RMB10.1 million in 2017, RMB9.2 million in 2018, RMB17.7 million in 2019 and RMB17.6 million (US$2.7 million) in 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	189,905	98,191	404,742	74,307	334,264	51,229
Total current assets	1,194,856	1,111,136	1,228,692	282,487	675,998	103,601
Property, plant and equipment, net	775,338	793,571	1,219,309	1,898,861	2,559,191	392,213
Goodwill	—	—	165,171	210,443	213,656	32,744
Intangible assets, net	17,188	7,799	456,844	532,489	522,821	80,126
Total assets	3,228,603	3,465,390	4,585,394	4,297,445	5,334,538	817,554
Long-term bank and other borrowings, current portion	82,632	197,139	44,068	42,939	124,395	19,064
Total current liabilities	951,059	1,108,171	870,265	627,451	512,117	78,487
Total non-current liabilities	1,045,774	1,342,301	1,441,248	1,780,756	2,421,591	371,125
Contingently redeemable non-controlling interest	—	—	1,720,366	1,909,606	2,913,675	446,540
Total equity (deficit)	1,231,770	1,014,918	553,515	(20,368)	(512,845)	(78,598)
Total liabilities, mezzanine equity and equity (deficit)	3,228,603	3,465,390	4,585,394	4,297,445	5,334,538	817,554

Selected Consolidated Statements of Cash Flow Data
Net cash generated from (used in) operating activities	(78,078)	26,732	(38,591)	(195,347)	(229,766)	(35,212)
Net cash used in investing activities(1)	(74,847)	(313,010)	(1,000,355)	(1,071,507)	(533,885)	(81,822)
Net cash (used in) generated from financing activities	(117,922)	189,899	1,203,042	513,268	1,138,302	174,454
Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(11,240)	157	459	1,161	(2,563)	(394)
Net increase (decrease) in cash(2)	(282,087)	(96,222)	164,555	(752,425)	372,088	57,026
(1)	Net cash used in investing activities in 2018 included acquisitions and deposits for the purchases of property, plant and equipment of RMB764.4 million and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired, RMB528.7 million and purchase of short-term investments of RMB252.3 million. Net cash generated from investing activities in 2018 included redemption from short-term investments of RMB202.3 million, proceeds from disposal of other investment of RMB212.9 million and proceeds from disposal of property, plant and equipment of RMB113.0 million. Net cash used in investing activities in 2019 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million, acquisitions of Tianjin Jiatai, SH Rongchi, Heze Meizhong Jiahe Cancer Center, Shanghai Meizhang Jiahe Imaging Diagnostic Center and Wuxi Meizhong Jiahe Cancer Center, net of cash acquired of RMB420.6 million and settlement of investment in Shanghai Meizhong Jiahe Cancer Center of RMB105.1 million. Net cash generated from investing activities in 2019 included redemption of short-term investments of RMB50.0 millionand proceeds from disposal of property, plant and equipment of RMB69.3 million. Net cash used in investing activities in 2020 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB504.7 million (US$ 77.4 million), investment in equity method investees of RMB 163.8 million (US$ 25.1 million) purchase of available-for-sale debt securities of RMB 80.0 million (US$12.3 million), which were partially offset by disposal of 90% equity interest of the Concord Healthcare Singapore Pte. Ltd of RMB201.6 million (US$30.9 million).
(2)	Net increase (decrease) in cash in 2016 and 2017 was adjusted due to our adoption of Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	98,251	56,959	32,865	29,583	33,996	5,210
Head gamma knife systems	27,514	14,833	8,291	25,924	21,959	3,365
Body gamma knife systems	16,499	9,286	12,356	2,484	3,263	500
PET-CT scanners	96,848	57,288	1,058	832	8	1
MRI scanners	77,969	60,854	44,031	39,890	28,070	4,302
Others(1)	61,642	46,214	9,877	8,262	2,558	393
Total net revenues — lease and management services	378,723	245,434	108,478	106,975	89,854	13,771
(1)	Included computed tomography (“CT”) scanners and emission computed tomograms (“ECT”) scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy and an image-guided linear accelerator.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Company

We plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will be majority owned by us and are subject to significant risks.

As part of our growth strategy, we plan to establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals that will focus on providing a variety of radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, at our Guangzhou Concord Cancer Center that has already been in operation since June 2021, we plan to offer proton beam therapy treatment services with which we have had no prior experience.

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

We may not be able to develop and introduce new services or upgrade existing services in a timely and cost-effective manner, which may adversely affect our business, results of operations and prospects.

Based on our existing medical equipment and consumable sales services, we will develop cloud system solutions which will offer the hospital clients with solutions to upgrade and maintain their oncology departments. We plan to help our clients to understand their needs and demands, select the configuration of medical equipment and maintain good conditions of their equipment. It is difficult to predict the needs and demands of our clients. Our new services may not be well received by our clients, and newly introduced services may not achieve expected results. Furthermore, the cloud system solutions require specialized knowledge of the industry and comprehensive understanding of the market of medical equipment and consumables. We may misjudge the trend of the industry and the market, and may not be able to develop the appropriate solutions for our clients. The efforts to introduce new services may require substantial investments of additional human capital and financial resources. If we fail to improve our existing services or introduce new ones in a timely or cost-effective manner, our ability to attract and retain clients may be impaired, and our results of operations and prospects may be adversely affected.

We plan to establish and operate internet hospitals that will be subject to significant risks.

We plan to establish and operate an internet hospital that focuses on cancer diagnosis and treatment. As this is a new business opportunity with which we have little experience, we may not able to attract and maintain the patients. The future profitability of our planned internet hospital relies on our capability of building our brand and improving our services and brand awareness. The brand image and reputation of our planned internet hospital will be impaired if there are any negative information associated with our services, operations and management personnel.

In addition, the performance of our planned internet hospital will rely heavily on our marketing and business developing strategy. The marketing activities of our planned internet hospital will increase additional operational costs, and we cannot ensure that our marketing activities will achieve the anticipated effect. Any malicious harassment or other unfair competitions will also make our marketing activities less effective.

We are carrying out a number of large-scale hospital construction projects, which requires a substantial increase in capital expenditures. Our operational and financial conditions and results will be adversely affected if we cannot effectively manage our capital expenditures.

We commenced construction of Beijing Proton Medical Center in June 2017 with an estimated construction period of four and a half year. The construction project was suspended due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations. We also commenced construction of Shanghai Concord Cancer Center in September 2017 with an estimated construction period of five years. The construction project was delayed due to the suspension of construction activities caused by the COVID-19 pandemic. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, the construction was completed in October 2020, and the hospital has already been in operation since June 2021. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, our planned proton center and premium cancer hospitals need to train our staff members properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife, positron emission tomography–magnetic resonance (“PET-MR”) and proton beam therapy.

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

We have historically derived a large portion of our total net revenues from a limited number of partner hospitals. In 2018, 2019 and 2020, net revenues derived from our top five hospital partners amounted to approximately 35.0%, 34.6% and 25.9%, respectively, of our total net revenues. The largest hospital partner accounted for 9.7%, 9.4% and 5.9% of our total net revenues during those periods, respectively.

Cooperative centers located in Shandong Province, Hunan Province and Hubei Province accounted for 13.0%, 12.2% and 8.6%, respectively, of our total net revenue in 2018. Cooperative centers located in Henan Province, Hubei Province and Shandong Province accounted for 16.5%, 9.6% and 7.5%, respectively, of our total net revenue in 2019. Cooperative centers located in Henan Province, Hubei Province and Shandong Province accounted for 10.6%, 8.1% and 5.9%, respectively, of our total net revenue in 2020.

Such revenue concentration may continue in the future. Due to the concentration of our revenues and our dependence on a limited number of hospital partners, any one or more of the following events may cause material fluctuations or declines in our revenues and materially adversely affect our financial condition, results of operations and prospects:

●	reduction in the number of patient cases at the cooperative centers located at these hospital partners;
●	loss of key experienced medical professionals;
●	decrease in the profitability of such centers;

●	failure to maintain or renew our agreements with these hospital partners;
●	any failure of these hospital partners to pay us our contracted percentage of any such center’s revenue net of specified operating expenses;
●	any regulatory changes in the geographic areas where our hospital partners are located; or
●	any other disputes with these hospital partners.

In addition, the top ten of our hospital partners in terms of revenue contribution, accounted for 55.51% of our total network accounts receivable as of December 31, 2020. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

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

In addition, a limited pool of qualified medical professionals possess expertise and experience in radiotherapy and diagnostic imaging in China. We and our hospital partners face competition for such qualified medical professionals from other public hospitals, private healthcare providers, research and academic institutions and other organizations. If we or our hospital partners fail to recruit and retain a sufficient number of these medical professionals, the resulting shortage could adversely affect the operation of cooperative centers in our network and our hospital and our growth prospects.

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

Our total outstanding accounts receivable from our hospital partners were RMB45.1 million and RMB43.1 million (US$6.6 million) as of December 31, 2019 and 2020, respectively. As of December 31, 2020, approximately 28% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2019 were still outstanding.  For the years ended

December 31, 2018, 2019 and 2020, account receivables amounted to RMB10.0 million, RMB0.7 million and RMB1.67 million (US$0.26 million) were written off as uncollectible, respectively.

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

For the three years ended December 31, 2018, 2019 and 2020, our net loss was approximately RMB259.3 million, RMB352.1 million and RMB404.0 million (US$61.9 million), respectively, and negative cash flows from operating activities of RMB195.3 million and RMB229.8 million (US$35.2 million) for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of RMB2,456.6 million (US$376.5 million) and a total shareholders’ deficit of RMB663.0 million (US$101.6 million). As of December 31, 2020, we had working capital of RMB163.9 million (US$25.1 million). We cannot anticipate when, if ever, we will become profitable. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

We have received the capital injection into our company’s subsidiary of RMB400.0 million (US$61.3 million) from several investors, issued convertible bonds with the principal of approximately RMB 97.9 million (US$15.0 million) to two investors in August 2021, and obtained credit facilities and loans with a total amount of RMB 418.4 million (US$64.1 million) from several PRC banks in 2021. Furthermore, we plan to seek additional equity financing from new investors into our hospital business operation. Therefore, management believed that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. However, there can be no assurance that capital will be available as necessary to meet the Company’s capital commitment on the investment in the hospital business, or, if the capital is available, that it will be timely and on terms acceptable to the Company. We may not have sufficient cash to meet our capital expenditure in the future, which could materially and negatively affect the price of our ADSs and our ability to enter into critical contractual relations with third parties. In addition, we could have net current liabilities in the future. If we fail to generate current assets to the extent that the aggregate amount of our current assets exceeds the aggregate current liabilities, we will record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, financial condition and results of operations.

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

We have applied for and obtained the registration of our trademark “Medstar” and a total of 56 other trademarks, including “Concord Medical,” in China to protect our corporate name. As of December 31, 2020, we also owned the rights to 110 domain names that we use in connection with our business. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

Any business disruption could result in substantial expenses and diversion of resources and could materially adversely affect our business, financial condition and results of operations. For example, the COVID-19 pandemic caused the suspension of operations at eight of our cooperative centers for approximately five weeks on average due to the Chinese government’s travel restriction policies during the pandemic.

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

We do not directly oversee the handling of radioactive materials during the replacement or reloading process or during the disposal process. Any failure of our hospital partners or us to handle or dispose of such radioactive materials in accordance with PRC laws and regulations may adversely affect the operation of such centers and hospital.

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

Recently, patient-doctor conflicts and litigation have increased in China. Patients in China are demanding higher service quality of the medical services and treatments they receive from hospitals. In our centers and hospitals, we also deal with patient disputes and litigation due to real or perceived medical incidents and practices. While we offer periodic training to all medical staff in our centers and hospitals, our patients may still raise issues with treatment procedures, especially cancer patients who experience higher than expected side-effects, sometimes resulting in unexpected deaths.

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

Our business may require expenditures that exceed our available capital resources. To the extent that our funding requirements exceed our financial resources, we will seek additional financing or defer planned expenditures. We may not be able to obtain these bank loans or additional funds on terms acceptable to us, or at all. In addition, our ability to raise additional funds is subject to a variety of uncertainties, including, but not limited to:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for capital raising and debt financing activities; and
●	economic, political and other conditions in China and elsewhere.

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

In order to secure our bank loans, we may grant security interests in equipment from time to time. In 2020, we granted security interests in equipment with a net carrying value of RMB414.3 million (US$63.5 million), representing 16.2% of the net value of our net property, plant and equipment of RMB2,559.2 million (US$392.2 million). Although we did not grant security interest in equipment to secure our bank loans in 2018, 2019 and 2020, we granted other forms of security, such as accounts receivable, lease receivables, land use rights and construction in progress, and we cannot assure you that we will not grant security interest in equipment in the future.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2020 was related to the lack of sufficient resources with U.S. GAAP to timely provide adequate information on complicated accounting matters, including the assessment on recoverability of certain investment and the taxation on certain employee expenses. See “Item 15. Controls and Procedures.” This annual report on Form 20-F does not include an attestation report of the Company's registered public accounting firm because the Company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

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

We believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended on December 31, 2020, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Passive Foreign Investment Company.”

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

Although the current number of procurement licenses available did not significantly impact our expansion plans in 2020, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our planned hospital(s) to obtain such licenses, may affect our expansion plan after 2020. Any of the foregoing could materially adversely affect our future prospects.

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

As of December 31, 2020, we had five cooperative centers under service-only agreements pursuant to which we only managed those cooperative centers in exchange for a management fee and we did not purchase and lease to the hospitals the medical equipment used at those cooperative centers. Medical equipment in the other 22 cooperative centers in our network were subject to large medical equipment procurement quota requirements, of which 20 centers obtained procurement licenses, two centers were in the processing of applying for the procurement license or permit and one center was not clear whether any procurement license or permit was required according to the current regulations. Although our hospital partners are in the process of applying to the competent regulatory authorities for procurement licenses or permits, we cannot assure you that they will be successful. If our hospital partners fail to obtain either a procurement license or an interim procurement permit, the cooperative centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of revenue from operating such equipment or assessed a fine. Any of the foregoing risks could materially adversely affect our business, financial condition and results of operation.

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

Self-payments account for approximately 28.4% of total medical expenses in China in 2017, approximately 26.7% of total medical expenses were sourced from direct payments by the government and approximately 44.9% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2019, according to the NHC. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and magnetic resonance imaging (“MRI”) scanners.

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

We conduct our operations primarily in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

●	the degree of government involvement;
●	the level of development;
●	the growth rate;
●	the control of foreign exchange;
●	the allocation of resources;
●	an evolving regulatory system; and
●	lack of sufficient transparency in the regulatory process.

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

We conduct our operations primarily in China through our subsidiaries established in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us.

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

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our network of radiotherapy and diagnostic imaging centers are located in hospitals across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. In December 2019, a strain of novel coronavirus, COVID-19, causing respiratory illness emerged in the city of Wuhan in the Hubei province of China. The PRC government has taken certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses. Since that time, other cities in China and other countries throughout the world have been affected by the spread of the virus. The outbreak has negatively impacted our network centers and self-owned hospital operations in China and resulted in less patient treatment from late January to early March due to travel restrictions and quarantines. Our total revenue declined for January and March of 2020 as compared to the same period in the prior year. As the COVID-19 outbreak has further spread outside the PRC and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in the PRC, our operation result and financial position of 2020 might be adversely impacted to a certain extent, which is highly unpredictable at this time. We continue to monitor the spread of COVID-19 in China and globally and have put in place and will continue to put in place measures as appropriate and necessary for our business. Any prolonged deviations from normal daily operations could negatively impact our business. While the full impact of this outbreak is unknown at this time, we are closely monitoring the rapid developments in China that have become exposed to the virus and continually assessing the potential impact on our business.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our previous independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our previous independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	announcements of technological or competitive developments;
●	regulatory developments in China affecting us or our competitors;
●	announcements of studies and reports relating to the effectiveness or safety of the services provided in our network of centers or those of our competitors;
●	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other medical services companies;
●	addition or departure of our senior management and other key personnel;
●	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived sales of additional ordinary shares or ADSs; and

●	general economic or political conditions in China or elsewhere in the world.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

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

In April 2015, we acquired 100% of the equity interests in Fortis Surgical Hospital (“Fortis Surgical Hospital”) with a consideration of SGD55.0 million in cash from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd. After the transaction, the hospital was renamed Concord Healthcare Singapore Pte Ltd. In October 2015, we changed its name to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore. In June 2017, we changed the name to Concord International Hospital. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore. The purchasers have completed the renaming process of Concord International Hospital. Our divestment of Concord International Hospital allows us to fully concentrate on our efforts to build comprehensive cancer hospitals in China.

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

In November 2016, we entered into a framework agreement, as amended, with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish an offshore fund, namely Zhongrong International Growth Fund SPC - ZR Concord Healthcare Investment Fund SP (“SP”), for the purpose of acquiring our several hospital businesses, including Concord International Hospital, Guangzhou Concord Cancer Center and PTC-Houston Management, LP (collectively, the “CCM Hospital Business”). Pursuant to the framework agreement, among others, ZR Guofu shall provide management and consultation services on the funds, and we shall continue to manage the CCM Hospital Business. ZR Guofu subscribed Class A shares of SP with a consideration of RMB521.4 million, while we subscribed Class B shares of the SP with the consideration of creditor’s rights of RMB166.3 million due from CCM Hospital Business and cash of RMB7.5 million. In 2016, ZR Guofu and we injected RMB521.4 million and RMB7.5 million, respectively, to the SP, which was then provided to the CCM Hospital Business as loans. After the restructuring mentioned below, only Concord International Hospital was retained in the CCM Hospital Business.

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

On December 20, 2017, we repaid a loan with principal of RMB97.1 million to ZR Guofu and repurchased a 100% equity interest in CMS Holdings with a consideration of US$1.0. Upon completion, we pledged the shares in CMS Holdings to ZR Guofu.

In 2018, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei, and we became the sole shareholder of Guofu Huimei. We obtained control of Guofu Huimei in October 2018. We hold a 100% equity interest in Guofu Huimei. In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees. During 2019, Tianjin Jiatai made capital injection in a total of RMB34.5 million to Shanghai Meizhong Jiahe Imaging Diagnostic Center, and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jiahe Cancer Center Co., Ltd. at a consideration of RMB27.0 million. After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In August 2019, we further injected capital of RMB82.1 million to Wuxi Meizhong Jiahe Cancer Center Co., Ltd. In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interests in Tianjin Jiatai to us at a cash consideration of RMB421.7 million. We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries.  As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center, Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited.

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

In August 2020, Guangzhou Concord Cancer Center entered into a strategic cooperation framework agreement with Macao Kiang Wu Hospital in Macau. Pursuant to the strategic cooperation framework agreement, Guangzhou Concord Cancer Center and Macao Kiang Wu Hospital will jointly build a cancer specialist alliance and a multi-disciplinary consultation platform to promote cancer treatment, education, research and other fields of proton radiation therapy, based on the complementary clinical advantages of hospitals. This is a progress in the implementation of the "Outline for the Development of Guangdong, Hong Kong and Macao Bay Area" issued by the PRC State Council.

On February 28, 2019, CMS Holdings entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests of Zhejiang Marine Leasing Ltd (“Zhejiang Marine”) to expand our medical equipment leasing and management business. As we held 20% equity interest in and had the ability to exercise significant influence over the Zhejiang Marine, we applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became our associate company since then.

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of December 31, 2020.

As of the date of this annual report, we conduct substantially all of our operations through Datong Meizhong Jiahe Cancer Center in PRC, Shanghai Concord Medical Imaging Diagnostic Center, Guangzhou New Spring Hospital Clinic, and Shanghai Meizhong Jiahe Cancer Center in PRC for our hospital business and the following subsidiaries for our network business in the PRC:

●	Aohua Technology, our subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;
●	Shanghai Medstar, our subsidiary incorporated in the PRC, which sells medical equipment and provides radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;
●	Meizhong Jiahe, our subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment management services to hospitals in the PRC; and
●	Yundu, our subsidiary incorporated in the PRC, which provides teleconsultation, and medical information technology services in the PRC.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures.

Our principal executive offices are located at Room 2701-05, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company, located at 251 Little Falls Drive, Wilmington, DE USA 19808. Our website is www.concordmedical.com. The information contained on our website is not a part of this annual report.

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may also be accessed through this web site.

Initial Public Offering

On December 11, 2009, our ADSs were listed on the NYSE.

Dual Class Share Structure

In January 2015, our shareholders approved the creation of a dual class share structure. In October 2018, Bluestone Holdings Limited, a company indirectly wholly owned by Mr. Zheng Cheng, transferred its shares in Morgancreek to companies wholly owned by Mr. Hao Zhou and Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, respectively. On the same day, all the Class A ordinary shares held by Morgancreek were converted into Class B ordinary shares. Morgancreek transferred 7,500,000 Class B ordinary shares to Bluestone. Upon completion of these transactions, Mr. Zhou and Ms. Zhang indirectly hold 30% and 70% shares of Morgancreek, respectively, and Dr. Cheng holds ordinary shares of our company through Bluestone. As of the date of this annual report, 130,251,685 ordinary shares were outstanding, including 84,463,737 Class A ordinary and 45,787,948 Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes.

B.Business Overview

Overview

We operate an extensive network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2020, our network consisted of 27 cooperative centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health).

Since April 2015, we have operated Concord International Hospital in Singapore, which we acquired from Fortis Healthcare International, providing oncology as its main service, including medical oncology and surgical oncology, in Singapore. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore. The purchasers have completed the renaming process of Concord International Hospital. Our divestment of Concord International Hospital allows us to fully concentrate on our efforts to build comprehensive cancer hospitals in China.

Cancer has become a serious global public health problem. According to the latest data issued by National Cancer Center in January, 2019 and the 2020 World Report on Cancer issued by World Health Organization (“WHO”), the burden of cancer rose to 18.1 million new cases and 9.6 million cancer death in 2018 globally and there were 3.92 million new cancer cases and 2.33 million cancer-caused deaths in China. Moreover, according to the China Health Statistics Yearbook 2019, cancer is still one of the leading causes of death (26.0% of total death) in China. According to the latest Chinese Cancer Report issued by the Chinese National Cancer Institute in January 2019, the burden of cancer showed a continuous upward trend in China in recent 10 years, the incidence of cancer increased by about 3.9% from 2005 to 2015 and the mortality increased by 2.5% annually from 2005 to 2015. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population, smoking and air pollution.

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

As part of our growth strategy, we plan to (i) establish and operate proton centers, premium cancer hospitals and specialty cancer hospitals, (ii) provide cloud system solutions of medical devices for our clients, (iii) develop an internet hospital focusing on cancer diagnosis and treatment, and (iv) develop our medical equipment leasing and management business.

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

We also plan to establish and operate premium cancer hospitals and proton centers in China and overseas to develop our hospital business as part of our growth strategy. Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include two planned hospitals in China, namely, Shanghai Concord Cancer Center and Guangzhou Concord Cancer Center. We commenced construction of Shanghai Concord Cancer Center in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We also commenced construction of Guangzhou Concord Cancer Center in November 2017, and the construction was completed in October 2020. Guangzhou Concord Cancer Center has been in operation since June 2021.

Shanghai Meizhong Jiahe Imaging Diagnostic Center has officially opened and has commenced operation since April 2020. We expect this will expand our business income. The Shanghai Meizhong Jiahe Imaging Diagnosis Center is located on the second floor of the Medical Technology Center of Shanghai Xinhongqiao International Medical Park (the “Park”), which is the center of the Park. The Shanghai Meizhong Jiahe Imaging Diagnosis Center provides high-quality diagnostic imaging services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Park. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, PET-CT and PET-MRI, have been installed in the Shanghai Meizhong Jiahe Imaging Diagnosis Center.

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton beam therapy, the most sophisticated radiotherapy currently available in the market. We are in the process of establishing Beijing Proton Medical Center, and the construction commenced in June 2017. The construction was suspended and delayed due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. According to the partnership agreement, we have significant influence over the MD Anderson Proton Therapy Center. Although MD Anderson Proton Therapy Center sold its assets and liabilities in November 2018, we retained the partnership shares of 59.51% in PTC-Houston Management, LP., the general partner of the center.

Public hospitals in China received more budget form the government during the COVID-19 pandemic, and many public hospitals plan to spend the extra budget on medical equipment. We take the advantage of the expanding market of medical equipment and are developing our cloud system solutions from our existing medical equipment and consumable sales services.

Leveraging on our specialized knowledge of the industry and comprehensive understanding of the market of medical equipment and consumables, our cloud system solutions will offer the hospital clients with solutions to upgrade and maintain their oncology departments. Traditionally, financial, technical, and operational levels of risks exist for both the buyer and the seller in the market due to the complex nature of medical equipment deals. Our cloud system solutions services will readily present a set of solutions to the hospital clients that meet their demands efficiently and lower their risks.

We also developed an internet hospital that focuses on cancer diagnosis and treatment. The development of our internet hospital started from October 2020 and our internet hospital obtained the liscence in April 2021 and has been in operation since May 2021. Based on offline medical institutions and combined with online platforms, the hospital provides cancer patients with full-process medical services from cancer prevention to recovery. Our internet hospital offers specialized and customized services, such as medical safety and medication guidance for patients, which distinguishes our internet hospital form the other internet hospitals focusing on common diseases. Combined with our offline medical services, our internet hospital will expand the boundaries of our business.

On February 28, 2019, we purchased 20% equity interests of Zhejiang Marine Leasing Ltd (“Zhejiang Marine”) to expand our shares in medical equipment leasing and management market. Medical equipment leasing and management business is a conventional sector of our business in which we are responsible for purchasing the medical equipment used in our hospital clients. We lease the medical equipment to hospitals for a fixed period, establish and manage cooperative centers, and receive a contracted percentage of each center’s revenue. As of December 31, 2020, we operated 27 radiotherapy centers and diagnostic imaging centers, which were based in 20 hospitals, established under long-term lease and management services arrangements with us and spanning over 20 cities across 13 provinces and administrative regions in China. We plan to improve the amount of our cooperative centers in the future.

Our business structure has evolved in recent years through the development of new specialty cancer hospitals, such as Datong Meizhong Jiahe Cancer Center, and premium hospitals. Our total net revenues were RMB190.9 million, RMB198.4 million and RMB223 million (US$34.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues” regarding our total net revenues by segments and our total net revenues by geographic regions for the three years ended December 31, 2018, 2019 and 2020. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Network of Centers

As of December 31, 2020, we operated an extensive network of 27 cooperative centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes 17 radiotherapy centers and 10 diagnostic imaging centers.

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

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements

As of December 31, 2020, we had 27 cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

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

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2020, we had such agreements for five cooperative centers. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2020, we had such agreements at five cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to cooperative centers in exchange for a fixed fee. The terms are usually similar to those of our lease and management services contracts. As our telemedicine business grows, we expect to enter into more of the technical services agreements with other hospitals in the future.

Brand Royalty Fees

Starting from the year of 2016, we granted several newly set-up specialty cancer hospitals, on a fixed annual fee, the right to use the brand of Meizhong Jiahe. For the years ended December 31, 2018, 2019 and 2020, revenue from brand royalty fees amounted to RMB5.2 million, RMB5.1 million and nil.

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

Linear Accelerators External Beam Radiotherapy

As of December 31, 2020, we owned seven linear accelerators (excluding those in the five cooperative centers in our network under service-only agreements pursuant to which we only manage those cooperative centers in exchange for a management fee and we did not purchase and lease to the hospitals the medical equipment used at those cooperative centers). As of December 31, 2020, the cooperative centers under service-only agreements in our network owned two linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2020, we owned five gamma knife systems, including two head gamma knife systems and two body gamma knife systems (excluding those in the five cooperative centers under service-only agreements in our network). As of December 31, 2020, the cooperative centers under service-only agreements in our network owned two gamma knife systems, including one head gamma knife systems and one body gamma knife systems.

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

Other diagnostic imaging services offered in our cooperative centers include MRI. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of December 31, 2020, we owned nine MRI scanners and did not own any PET-CT scanner (excluding those in the five cooperative centers under service-only agreements in our network) and the cooperative centers under service-only agreements in our network owned one PET-CT scanner and did not own any MRI scanner.

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

In April 2020, Shanghai Meizhong Jiahe Imaging Diagnostic Center officially opened. Shanghai Meizhong Jiahe Imaging Diagnostic Center has commenced operation since April 2020, which we expect will expand our business income. The Shanghai Meizhong Jiahe Imaging Diagnosis Center is located on the second floor of the Medical Technology Center of Shanghai Xinhongqiao International Medical Park (the "Park"), which is the center of the Park. The Shanghai Meizhong Jiahe Imaging Diagnosis Center provides high-quality diagnostic imaging services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Park. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, PET-CT and PET-MRI, have been installed in the Shanghai Meizhong Jiahe Imaging Diagnosis Center.

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

Shanghai Concord Cancer Center

In April 2014, we received the government approval for the establishment of Shanghai Concord Cancer Center, a 400-bed cancer specialty hospital with a planned gross floor area of 158,769 square meters in Shanghai New Hongqiao International Medical Center. Our Shanghai Concord Cancer Center will utilize the advance domestic and international therapeutic methods, medical process and management system. The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. We are in the process of finalizing the pre-construction work. The construction of this hospital project commenced in September 2017 with an estimated construction period of five years.

Guangzhou Concord Cancer Center

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Concord Cancer Center, a 400-bed specialty hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the NHC of Guangdong Province. Guangzhou Concord Cancer Center was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017. The construction was completed in October 2020. Guangzhou Concord Cancer Center has been in operation since June 2021.

In August 2020, Guangzhou Concord Cancer Center entered into a strategic cooperation framework agreement with Macao Kiang Wu Hospital in Macau. Pursuant to the strategic cooperation framework agreement, Guangzhou Concord Cancer Center and Macao Kiang Wu Hospital will jointly build a cancer specialist alliance and a multi-disciplinary consultation platform to promote cancer treatment, education, research and other fields of proton radiation therapy, based on the complementary clinical advantages of hospitals. This is a progress in the implementation of the “Outline for the Development of Guangdong, Hong Kong and Macao Bay Area” issued by the PRC State Council.

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

In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore. The purchasers have completed the renaming process of Concord International Hospital.

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

Proton beam therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton beam therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton beam therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton beam therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. Proton beam therapy is not a widely utilized treatment modality, with only approximately 132 proton beam therapy treatment centers in operation or under construction worldwide.

The framework agreement contemplates that we are to invest equity capital to Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., King Cheers and China-Japan Friendship Hospital. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center and was set up for the construction of Beijing Proton Medical Center, with a total cash consideration of RMB100.6 million. As a result, we held a total of 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. During 2017, more investments were injected to Beijing Century Friendship and Beijing Proton Medical Center. Our total equity interest in Beijing Proton Medical Center decreased from 80% to 48.16%, with the remaining equity interests held by China-Japan Friendship Hospital and parties from Zhongrong. During 2018, we, through our majority-owned subsidiary, acquired all the equity interests in Beijing Century Friendship, which held 55% of Beijing Proton Medical Center. We hold 52.19% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. See “Item 4. Information on the Company—History and Development of the Company.”

We have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project commenced in June 2017. The construction project was suspended and delayed primarily due to the COVID-19 pandemic and the failure of one of its shareholders to fulfill the obligations.

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

Business Development

Our business development team is responsible for pursuing opportunities to develop cooperative centers with hospitals and our hospital investment team is responsible for pursuing opportunities to establish proton centers, premium cancer hospitals and specialty cancer hospitals. When examining potential opportunities, we take into account factors that include:

●	population density, demographics and the level of economic development of the regions or cities in which such new centers and hospitals would be located; and
●	the reputation of the potential hospital partner and its doctors, nurses and other personnel and the number of licensed patient beds and patient volume for our planned cooperative centers.

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

Competition

The radiotherapy and diagnostic imaging market in China is fragmented and competition is intense. The cooperative centers in our network and our hospital compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy and diagnostic imaging services either directly or in conjunction with third parties, such as China Renji Medical Group Ltd. In addition, since hospitals typically establish radiotherapy and diagnostic imaging centers located on their premises through long term lease and management services arrangements with us or our competitors, in a given locality over a given period only a limited number of top-tier hospitals may not yet have entered into long-term arrangements with us or other companies.

Certain medical equipment that can be purchased by us or our hospital partners, such as head gamma knife systems of PET-CT scanners, further limit the number of top-tier hospitals that we or our competitors can enter into arrangements with in a given period. We primarily compete with our competitors based on the range of services provided, the reputation of cooperative centers in our network and our hospital among doctors and patients in China and level of patient service and satisfaction.

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

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 56 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 110 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available.

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

For our planned proton center, premium cancer hospitals and specialty cancer hospitals, we will be responsible for the disposal of the medical waste generated.

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

We do not maintain product liability insurance for medical equipment. We also do not maintain real property insurance on the cooperative centers as this is the responsibility of our hospital partners.

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

Legal and Administrative Proceedings

One of our suppliers brought an arbitration against us and claimed we had failed to make a payment on time. As of the date of this annual report, we have reached a conciliation agreement with that supplier.

We sued one of the shareholders of Beijing Proton Medical Center Co., Ltd for the failure to perform its obligations, which caused the delay and suspension of the construction project of Beijing Proton Medical Center. As of the date of this annual report, the litigation is pending.

Other than as described above, we are not currently involved in any material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

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

According to “2018 to 2020 Plan” issued by NHC on July 31, 2020, the national master plan configures a maximum of 16 newly added proton therapy treatment systems between 2018 and 2020. The allocation will depend on the actual situation of regional function orientation, radiation capacity of medical services and the service level of diagnosis and treatment of medical institutions. In addition, “2018 to 2020 Plan” stipulates provincial the procurement planning and quotas for Class B large medical equipment procurement licenses.

In accordance with “2018 to 2020 Plan,” the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 884 from the date of the plan through the end of 2020, and the total number of large medical equipment procurement licenses issued for gamma knife systems cannot exceed 296 nationwide. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the cooperative centers in our network operate.

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

Regulation of Proton Treatment Centers

Pursuant to the Administrative Measures on Clinical Application of Medical Technology, effective as of May 1, 2009, medical institutions must apply to the NHC for approval before utilizing certain medical technologies. On November 13, 2009, the NHC issued the Trial Administrative Rules on Proton and Heavy Ion Radiotherapy Technologies, which provide the guidelines for government authorities to review and approve applications of medical institutions for clinical use of proton and heavy ion radiotherapy technologies. Furthermore, these rules and their subsequent amendments set out the minimum requirements for medical institutions and their medical staff to provide proton and heavy ion radiotherapy. Such requirements include, among other things, that medical institutions that are eligible for providing proton and heavy ion radiotherapy must (i) be 3A hospitals, (ii) have a radiotherapy department with 10 or more years of radiotherapy experience and 30 or more inpatient beds, (iii) have a diagnostic imaging department with five or more years of diagnostic imaging experience and equipped with diagnostic imaging equipment such as MRI, CT and PET-CT, and (iv) have at least two staff doctors possessing technical competence in the clinical application of proton and heavy ion radiotherapy technologies. Our Beijing Proton Medical Center has already received preliminary approval from the NHC prior to the promulgation of these new rules. These rules will apply to any proton or heavy ion radiotherapy treatment centers that we or our hospital partners may build and operate in the future.

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

The Notice Concerning the Doctors to Practice in Different Locations, which is issued by the NHC on September 11, 2009, sets forth the basic principles for doctors to practice in different medical institutions. Pursuant to the notice doctors are allowed to be employed by more than two medical institutions subject to the approval of the NHC. On January 1, 2010, the Trial Management Measures Concerning the Doctors to Practice in Different Locations issued by Guangdong provincial branches of the NHC became effective, which provides that doctors, who meet the requirements set forth therein, may apply to practice in different medical institutions. The amended measures are currently effective for a period of five years.

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

The table below summarizes certain key aspects of these three medical insurance programs:

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2010	Approximately 237 million (36% of China’s urban population)	Approximately 195 million (29% of China’s urban population)	Approximately 815 million (96% of China’s rural population)

Total reimbursement amount	RMB180 billion in 2009	N/A	RMB66.2 billion in 2010

Funding	Employers and employees: ● employer contributes approximately 6% of each employee’s total salary; and	Households and the government: ● monthly premium are paid by each household; and	Individuals and the government: ● individual pays no less than RMB20.0 per year and local government subsidizes no less than RMB40.0 per person annually; and

● employee contributes approximately 2% of such employee’s total salary.

●      government subsidizes no less than RMB80.0 per person annually and RMB40.0 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.

● government subsidizes RMB40.0 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.

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

●      all of the employee’s contribution and 30% of the employer’s contribution are allocated to the individual’s reimbursement account; the reimbursement cap from the individual account is the balance of that account; and

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

●      the remaining 70% of the employers’ contribution is aggregated into a social medical expense pool; the reimbursement cap from the social medical expense pool for an individual participant in a calendar year is around four times the regional average annual salary.

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

Dividend Distributions

Pursuant to the Foreign Exchange Administration Regulation promulgated in 1996, as amended in 1997 and 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the PRC government imposes restrictions on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. Our PRC subsidiaries are regulated under the Foreign Investment Law of the PRC and Regulations for the Implementation of the Foreign Investment Law of the PRC which became effective as of January 1, 2020, and the newly revised PRC Company Law, which became effective as of December 28, 2013. Pursuant to these regulations, each of our PRC subsidiaries must allocate at least 10.0% of its after-tax profits to a statutory common reserve fund. When the accumulated amount of the statutory common reserve fund exceeds 50.0% of the registered capital of such subsidiary, no further allocation is required. Funds allocated to a statutory common reserve fund may not be distributed to equity owners as cash dividends. Furthermore, each of our PRC subsidiaries may allocate a portion of its after-tax profits, as determined by such subsidiary’s ultimate decision-making body, to its staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of December 31, 2020.

D.Property, Plants and Equipment

Our principal headquarters are located at Room 2701-05, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,379 square meters, pursuant to lease agreements entered into in July 2020.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,379	July 2023	Office space
Beijing	29	June 2021	Office space
Beijing	253	May 2022	Office space
Shanghai	30	January 2021	Office space
Shenzhen	242	December 2024	Office space
Tianjin	10	March 2022	Office space
Guangzhou	373	July 2025	Office space
Guangzhou	586	October 2021	Office space
Guangzhou	588	February 2025	Office space

We also own certain properties in China to establish and operate premium cancer hospitals and specialty cancer hospitals as part of our business expansion. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC government under the PRC land system.

The following table sets forth the details of our leased and self-owned properties for hospital and medical center use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(3)(4)
Shanghai(1)	158,769	400	Shanghai Concord Cancer Center	Owned	Held for future development
Guangzhou(2)	40,000	400	Guangzhou Concord Cancer Center	Owned	Held for future development
Datong	5,983	100	Datong Meizhong Jiahe Cancer Center	Leased (Expire in September 2034)	In operation
Shanghai	2,500	0	Shanghai Meizhong Jiahe Cancer Center	Leased (Expire in September 2026)	In operation
Shanghai	10,986	0	Shanghai Meizhong Jiahe Medical Imaging Diagnosis Center	Leased (Expire in September 2036)	In operation
(1)	In July 2015, we entered into the land use rights grant contract for a parcel of land in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Concord Cancer Center.
(2)	In August 2012, we entered into the land use rights grant contract for a parcel of land in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our planned Guangzhou Concord Cancer Center.
(3)	See “Item 4. Information on the Company—B. Business Overview—Our Network of Centers,” “Item 4. Information on the Company—B. Business Overview—Our Premium Cancer Hospitals” and “Item 4. Information on the Company—B. Business Overview—Our Proton Centers” for more details of each our hospital projects.
(4)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following primary medical equipment as of December 31, 2020, which are located in the various centers across our network:

Number of primary medical equipment owned(1):
Linear accelerators	7
Head gamma knife systems	2
Body gamma knife systems	2
MRI scanners	9
Others(2)	2
Total	22
(1)	Excluding data from five centers under service-only agreements as of December 31, 2020.
(2)	Included a neutron knife therapy system and a surgical robot.

See “Item 4. Information on the Company—B. Business Overview—Environment Matter” regarding the environment issues which may affect our utilization of our assets.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.Operating Results

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

In 2016, ZR Guofu and we established an offshore fund, SP, and an onshore fund, Guofu Huimei, for the purpose of investments in our hospital business. See “Item 4. Information on the Company—A. History and Development of the Company.” The offshore fund SP was determined as a variable interest entity as the cash injection from ZR Guofu was not equity at risk. The 75% equity interest in SP held by the ZR Guofu was contractually required to be repurchased by us at the end of four years from the establishment of SP in November 2016 at a consideration equivalent to the investment cost of RMB521.4 million. ZR Guofu was also entitled to an annual premium at 15% for its capital contribution of RMB521.4 million in SP in the form of interest expense and consultation expense. In addition, our shares in Beijing Century Friendship, certain construction in progress and certain land use rights have been pledged to secure our obligation to repurchase capital contribution from ZR Guofu. As we maintained the power to direct the activities that most significantly affect SP’s economic performances through agreed terms of supplemental contracts and absorbed the expected losses of SP, we were the primary beneficiary of SP and consolidated SP and its subsidiaries in 2016. In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable non-controlling interest in SP to Tianjin Jiatai. As of December 31, 2017, we held a 26.07% equity interest in Guofu Huimei. The onshore fund Guofu Huimei was not a variable interest entity, we did not control but we could exercise significant influence over Guofu Huimei and thus we recorded Guofu Huimei as an investment under equity method. In 2018, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei and we became the sole shareholder of Guofu Huimei. We accounted for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship and Beijing Proton Medical Center on October 8, 2018. We hold a 100% equity interest in Guofu Huimei and Guofu Huimei was consolidated into our results of operation commencing in the fourth quarter of 2018. In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees and were accounted for as investments under equity method in 2018. During 2019, Tianjin Jiatai made capital injection in a total of RMB34.5 million to Shanghai Meizhong Jiahe Imaging Diagnostic Center, and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jiahe Cancer Center Co., Ltd. at a consideration of RMB27.0 million. After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In August 2019, we further injected capital of RMB82.1 million to Wuxi Meizhong Jiahe Cancer Center Co., Ltd.  In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interests in Tianjin Jiatai to us at a cash consideration of RMB421.7 million. We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries.  As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center, Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited, and their results of operation were consolidated into our results of operation. Immediately prior to the acquisition of Tianjin Jiatai, including its subsidiaries, in November 2019, the rights to the mandatory redeemable to non-controlling interest in SP held by Tianjin Jiatai amounted to RMB434.2 million. The mandatorily redeemable non-controlling interest, being a pre-existing relationship between the parties, was settled as a result of the business combination. Upon the completion of the acquisition and the settlement of mandatorily redeemable non-controlling interest, SP is no longer a variable interest entity.  However, we continue to consolidate SP under the voting model.

Our business has dropped in recent years due to termination of some cooperative centers. In 2020, the the COVID-19 pandemic had a negative impact over our business. Revenues from our network business decreased to RMB116.0 million (US$17.8 million) in 2020 from RMB121.5 million in 2019 and RMB138.1 million in 2018, primarily due to a decrease in the sharing amount resulted from the decreased number of patient cases caused by the COVID-19 pandemic. However, revenues from our hospital business increased to RMB107.0 million (US$16.4 million) in 2020 from RMB76.8 million in 2019 and RMB52.8 million in 2018, primarily due to increases in revenues generated from Datong Meizhong Jiahe Cancer Center, Shanghai Meizhong Jiahe Imaging Diagnostics Center and Shanghai Meizhong Jiahe Cancer Center in PRC upon the normal operation.

On January 1, 2018, we changed our method of accounting for revenue from contracts with customers, our method of accounting the recognition of the income tax consequence of intra-entity transfer of assets, the presentation of the cash flows and our method of accounting for certain long-term investments in the year ended December 31, 2018. We adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to our consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018. We adopted ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, on January 1, 2018 using the modified retrospective adoption method. The adoption of this accounting standard resulted in an adjustment to beginning accumulated deficit for deferred tax liability and beginning accumulated deficit. This deferred tax liability is entirely offset and therefore resulted in a change to beginning accumulated deficit. The cumulative effect of changes made to our consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016-16 was RMB5.6 million. We also adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows. Net increase (decrease) in cash in 2016 and 2017 was adjusted. The impact of adopting this new standard was not material to our consolidated financial statements. Furthermore, we adopted ASC Topic 321, Investments-Equity Securities, (“ASC 321”) and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. See “—Critical Accounting Policies—Long-term Investments.” The impact of adopting this new standard was not material to our consolidated financial statements. Prior to adopting ASC 842, we accounted for the prepaid land use right in the PRC cost less accumulated amortization. We recorded amortization on a straight-line basis over the terms of the land use rights agreement of 50 years. Upon the adoption of ASC 842, operating leases related to land use right are subject to ASC 842 and right-of-use assets and lease liabilities are recognized on the consolidated balance sheet.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China and in the regions in which we have operations. According to the latest data issued by National Cancer Center in January 2019 and the 2020 World Report on Cancer issued by WHO, the burden of cancer rose to 18.1 million new cases and 9.6 million cancer death in 2018 globally and there were 3.92 million new cancer cases and 2.33 million cancer-caused deaths in China. Moreover, according to the China Health Statistics Yearbook 2018, cancer is still one of the leading causes of death (26.1% of total death) in China. According to the latest Chinese Cancer Report issued by the Chinese National Cancer Institute in January 2019, the burden of cancer showed a continuous upward trend in China in recent 10 years, the incidence of cancer increased by about 3.9% from 2005 to 2015 and the mortality increased by 2.5% annually from 2005 to 2015.

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

In addition to general industry and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:

●	our ability to expand our network and our hospitals in and out of China;
●	the number of patient cases treated in our network and our hospitals;

●	the operational arrangements with our hospital partners;
●	the range and mix of services provided in our network and our hospitals; and
●	the cost of our medical equipment.

Our Ability to Expand Our Network of Centers and Our Hospitals in and out of China

As of December 31, 2020, our network consisted of 27 cooperative centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing specialty cancer hospitals in our network as well as proton centers and premium cancer hospitals in China.

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

Furthermore, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network and our hospitals. Our ability to expand, and to optimize the number of cooperative centers and specialty cancer hospitals in our network and our hospitals will depend on a number of factors, such as:

●	the reputation of our existing network of cooperative centers and doctors providing services in our network of centers and our hospitals;
●	our financial resources;
●	our ability to timely establish and manage new cooperative centers in conjunction with our hospital partners and our own planned hospitals;
●	our relationship with our hospital partners; and
●	performance of our hospital partners and our own planned hospitals.

We closed 13 cooperative centers and 4 cooperative centers in 2018 and 2020, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward. We did not close any cooperative center in 2019. Our first specialty cancer hospital, Datong Meizhong Jiahe Cancer Center, opened preliminarily in May 2016 and officially opened for operation in May 2017.

Our premium cancer hospitals, which will provide premium cancer treatment services to our patients, currently include two planned hospitals in China, namely Shanghai Concord Cancer Center and Guangzhou Concord Cancer Center. We commenced construction of Shanghai Concord Cancer Center in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We also commenced construction of Guangzhou Concord Cancer Center in November 2017 and the construction was completed in October 2020. Guangzhou Concord Cancer Center has been in operation since June 2021.

We commenced construction of Beijing Proton Medical Center in June 2017 and the construction project was suspended and delay due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations.

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

However, the numbers of our treatment and diagnostic patient cases in our network decreased from 11,111 and 147,158, respectively, in 2018, to 10,367 and 142,175, respectively, in 2019, and to 8,729 and 88,266, respectively, in 2020, primarily due to the reduction of our network centers and the suspension of operation of cooperative centers caused by the COVID-19 pandemic. However, our treatment and diagnostic patient cases in Datong Meizhong Jiahe Cancer Center in PRC and Shanghai Meizhong Jiahe Cancer Center in PRC increased to 2,973 and 3,070, respectively, in 2018, to 4,145 and 4,269, respectively, in 2019 and 7,045 and 10,773, respectively, in 2020.

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

In negotiations with hospitals as to our contracted percentage, we consider factors such as:

●	the size and location of potential hospital partner;
●	the length of the arrangement;
●	the type of medical equipment to be installed in the hospital’s center;
●	the capabilities of the doctors that will provide services at the cooperative centers; and
●	the potential growth of such center.

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

The Range and Mix of Services Provided in Our Network and Our Hospitals

The medical service fees charged for the services provided in our network of centers and our hospitals vary by the type of medical equipment used as well as the provinces or regions in China in which such centers and hospitals are located due to the varying applicable price ceilings. Medical service fees in China are subject to government controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Pricing for the services provided by our network of centers may suffer from reductions in treatment and examination fees set by the Chinese government” and “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations in China—Regulation of Medical Institutions—Pricing of Medical Services.”

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

Financial Impact of Our Acquisitions and Disposals

The consideration we paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized. During 2018, we acquired more equity interests in Beijing Century Friendship, Beijing Proton Medical Center, Shanghai Meizhong Jiahe Cancer Center and Guofu Huimei and ZR Guofu and Guofu Huimei reached an agreement according to which ZR Guofu withdrew its original investments in Guofu Huimei. See “Item 4. Information on the Company—History and Development of the Company.” Upon the completion, we held a 100% equity interest in Beijing Century Friendship, a 80% equity interest in Beijing Proton Medical Center, a 90% equity interest in Shanghai Meizhong Jiahe Cancer Center and a 100% equity interest in Guofu Huimei through our wholly-owned or majority-owned subsidiaries. We account for it as a single transaction and obtained control of Guofu Huimei, Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Meizhong Jiahe Cancer Center on October 8, 2018. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805. Our effective equity interest in Beijing Century Friendship is 60%, our total effective equity interest in Beijing Proton Medical Center is 52.19% (through Beijing Century Friendship and King Cheers), our effective equity interest in Shanghai Meizhong Jiahe Cancer Center is 46.30% and our effective equity interest in Guofu Huimei is 100%.

During 2019, Tianjin Jiatai made capital injection to Shanghai Meizhong Jiahe Imaging Diagnostic Center, and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jiahe Cancer Center Co., Ltd. After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interests in Tianjin Jiatai to us. We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries.  As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center, Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited. These transactions are entered into in conjunction of each other and therefore, are accounted for as a single transaction. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

During 2020, we acquired a 70% equity interest in New Spring Group and disposed off a 90% equity interest in CHS. In March 2020, MHM entered into a share purchase agreement with a third party, Guangzhou New Spring Hospital Management Co., Ltd (“New Spring Management”), to purchase 70% or 14,000,000 shares of New Spring Management with a consideration of RMB8.4 million (US$1.3 million). The business substance of the purchase was to acquire Guangzhou New Spring Hospital Clinic (“New Spring Clinic”), which was a wholly owned subsidiary of New Spring Management located in downtown Guangzhou, to attract more patients for our self-built cancer hospital in the suburb of Guangzhou. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operates and owns a general medical and surgical hospital, namely Concord International Hospital, for a total consideration of approximately SG$52.2 million.

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

In addition, after Guofu Huimei became our wholly-owned subsidiary, SH Rongchi and Tianjin Jiatai became our equity investees and were accounted for as investments under equity method. During 2019, Tianjin Jiatai made capital injection in a total of RMB34.5 million to Shanghai Meizhong Jiahe Imaging Diagnostic Center, and increased the equity interests in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interests in Wuxi Meizhong Jiahe Cancer Center Co., Ltd. with a consideration of RMB27.0 million. After the acquisition, Wuxi Meizhong Jiahe Cancer Center Co., Ltd. became our wholly owned subsidiary. In August 2019, we further injected capital of RMB82.1 million to Wuxi Meizhong Jiahe Cancer Center Co., Ltd. In September 2019, we acquired 77.18% equity interests in Tianjin Jiatai from ZR Guofu with a cash consideration of RMB421.7 million. We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries.   As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Meizhong Jiahe Imaging Diagnostic Center, Wuxi Meizhong Jiahe Cancer Center Co., Ltd., Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited, and their results of operations were consolidated into our results of operation upon the completion of the commercial registration.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
(in thousands, except for percentages)
Net Revenues
Network business	138,070	72.3	121,537	61.3	115,959	17,772	52.0
Hospital business	52,828	27.7	76,826	38.7	107,052	16,406	48.0
Total net revenues	190,898	100.0	198,363	100.0	223,011	34,178	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
		% of Total Net		% of Total Net			% of Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
PRC	149,548	78.3	164,167	82.8	199,370	30,555	89.4
Singapore	41,350	21.7	34,196	17.2	23,641	3,623	10.6
Total net revenues	190,898	100.0	198,363	100.0	223,011	34,178	100.0

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

We also provide management services to a limited number of cooperative centers through service-only agreements under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2020, we managed five centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB7.1 million and RMB6.5 million (US$1.0 million) as of December 31, 2019 and 2020, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the years ended December 31, 2018, 2019 and 2020, net revenue derived from our top five hospital partners amounted to approximately 35.0%, 34.6% and 25.9%, respectively, of our total net revenues. Our largest hospital partner accounted for 9.7%, 9.4% and 5.9% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

		Aggregate Revenues in 2020		of Total Net
	Number of	RMB in	US$ in	Revenues
	Centers	thousands	thousands	%
2021	9	27,548.4	4,222.0	44.3
2022	4	10,587.2	1,622.6	17.0
2023	5	22,863.8	3,504.0	36.7
2024	1	1,228.0	188.2	2.0
2025	0	—	—	0
Total	19	62,226.4	9,536.8	100.0

Hospital Business

Revenues generated from our hospital business consists of medicine income and medical service income generated from our self-owned hospitals. Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospitals.

Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. In 2020, we derived all of our revenues from hospital business from the operation of Concord International Hospital in Singapore, Datong Meizhong Jiahe Cancer Center and Shanghai Meizhong Jiahe Cancer Center. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Cost of revenues	171,136	89.6	214,193	108.0	209,928	32,173	94.1
Gross profit (loss)	19,762	10.4	(15,830)	(8.0)	13,083	2,005	5.9
Operating expenses:
Selling expenses(1)	21,718	11.4	30,241	15.2	25,761	3,948	11.6
General and administrative expenses(1)	291,854	152.9	315,134	158.9	294,823	45,184	132.2
Impairment of long-lived assets	5,433	2.8	76,089	38.4	8,500	1,303	3.8
Total operating expenses	319,005	167.1	421,464	212.5	329,084	50,435	147.6
(1)	Our selling expenses included share-based compensation of RMB2.0 million, RMB2.9 million and RMB3.1 million (US$0.5 million) in 2018, 2019 and 2020, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. Our general and administrative expenses included share-based compensation of RMB9.2 million, RMB17.7 million and RMB17.6 million (US$2.7 million) in 2018, 2019 and 2020, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. We did not grant any share options under our 2008 share incentive plan in 2012, 2013, 2015 and 2016. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for details of the grants under our share incentive plans.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new centers and hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses increased from 2018 to 2019 due to the increase in advertisement and promotion fees, which because we opened two new cooperative centers in 2019. Selling expenses decreased from 2019 to 2020 due to the decrease in advertisement and promotion fees caused by the travelling restrictions during the COVID-19 pandemic. We expect our selling expenses will increase in absolute amount in the future because our Guangzhou Concord Cancer Center has been in operation since June 2021, and the business is expected to be recovered in 2021 since COVID-19 has been well controlled in the PRC. Our selling expenses include share-based compensation of RMB2.0 million in 2018, RMB2.9 million in 2019 and RMB3.1 million (US$0.5 million) in 2020.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of RMB9.2 million in 2018, RMB17.7 million in 2019 and RMB17.6 million (US$2.7 million) in 2020. See “—Share-based Compensation.”

Without taking into account the share-based compensation expenses, our general and administrative expenses have decreased in absolute dollar terms due to the decrease of our travelling expenses caused by the COVID-19 breaking in the first half year of 2020 and the decrease of consulting fee as the cooperation with several service providers have been terminated. We expect our general and administrative expenses will increase in absolute dollar terms in the future, in line with the expansion of our network business and hospital business and the growth in our total net revenues as well as the well-controlling of COVID-19 in the PRC.

Impairment of Long-lived Assets. Our impairment of long-lived assets was RMB5.4 million, RMB76.1 million and RMB8.5 million (US$1.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

We recorded share-based compensation expenses of approximately RMB11.1 million in 2018, RMB20.6 million in 2019 and RMB20.6 million (US$3.2 million) in 2020. The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the termination date are still subject to the 2008 share incentive plan.

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

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the state of Delaware, United States in 2011. The entity is subject to U.S. federal and state income tax (a flat federal income tax rate of 21% in 2018, 2019 and 2020) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas, and as such, it is subject to Texas franchise tax. The amount of current U.S. federal and state income tax for US Proton Therapy Holdings Limited (Delaware) was recorded as RMB2.9 million, RMB negative 1.4 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2018, 2019 and 2020. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. In April 2015, we acquired Concord International Hospital, which has remained in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2018, 2019 and 2020. In addition, upon payments of dividends by China Medstar and Concord International Hospital to its shareholder, no Singapore withholding tax will be imposed. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased the control over the management of Concord International Hospital in Singapore.

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

ASC 606 Revenue

Management Services and Technical Services

We provide stand-alone management and technical services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment. Combining our management services and technical services, our planned cloud system solutions provides a more comprehensive set of services, from pre-purchasing consultation to equipment installation and maintenance.

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

Medical Equipment and Consumables Sales

Medical equipment sales represented sales of different sets of medical facilities like CT machines, DR machines and respirators to procurement agent of the hospitals in PRC. Consumable sales represented the sales of surgical supplies to certain hospitals in PRC. For the majority of the medical equipment sales contracts, we are primarily responsible for fulfilling the promise to provide the specified medical equipment with the inventory risk before the equipment has been transferred, and we also have the discretion in establishing the price. As a result, we act as a principal under these contracts and management recognized revenue on a gross basis. While under some of the medical equipment and consumable sales contracts, we act primarily as a reseller and do not have pricing authority or have title to the inventory prior to delivery to the hospital. We are an agent and generally record revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable.

Brand Royalty Fees

Brand royalty fees represented the right to use the brand of Meizhong Jiahe by several  newly set-up specialty cancer hospitals on a fixed annual fee. Fixed annum fees are recognized ratably over the service term.

Medical Service

Hospital revenue consists of medicine income and medical service income. Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examinations, treatments, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examinations and treatments, surgeries, and other fees such as room charges and nursing care. We are a principal as it is primarily responsible for providing medical services to the income, controls the promised services before transferring to patients, and has pricing discretion. We generally record revenue generated from medical service on a gross basis.

In limited instances, the patient services are provided by visiting consultants, who are doctors/medical experts without labor contracts with us and not considered as our employees. As the visiting consultants have the discretion to take their patients to other hospital for the required treatment and set their own consultation fee charged to patients, we are an agent in such arrangement. We collect fees on behalf of the visiting consultants and records revenue at the net amounts as commissions.

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

Cost of Medical Equipment and Consumables Sales

Cost of equipment and consumables sales, recorded either gross or net against the related revenue, includes the cost of the medical equipment and consumables purchased, and other direct costs involved in the consumables sales.

Hospital Costs

Hospital costs mainly include medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, rental fees of hospital buildings, utilities and other related costs incurred in the normal business of a hospital.

Accounts Receivable and Credit Losses for Doubtful Accounts

Accounts receivable are recognized and carried at the original invoiced amount less allowance for credit losses. An estimate for the allowance for credit losses is discussed below ("Adoption of ASU 2016-13"). The receivable balances are written off when they are deemed uncollectible. We generally do not require collateral from our customers.

Leases

Lessee Accounting

We lease office space, plant and machinery, and land use rights. Our offices and facility leases generally have lease terms between 1 to 20 years. Our lease agreements include fixed and variable lease payments and do not contain material residual value guarantees. Our leases do not contain restrictions or covenants that restrict us from incurring other financial obligation. We also make upfront payments to acquire the leased land from the owners, with lease periods of 50 years (“land use right”). There is no ongoing payment under the terms of these land use rights.

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

Long-term Investments

Our long-term investments consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt securities.

We adopted ASC 321, Investments-Equity Securities, (“ASC 321”) on January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit was not material. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”), we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. We make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. We recognize an impairment loss in net income equal to the difference between the carrying value and fair value if the investment’s fair value is less than carrying value.

Investments in equity investees represent investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall, (“ASC 323-10”). We apply the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which we hold a three percent or greater interest. Under the equity method, we initially record our investment at cost and prospectively recognize our proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

Debt securities that we have the intent to hold the security for a long period or may sell the security in response to the changes in economic conditions are classified as available-for-sale. We reported it at fair value which was estimated using the net asset value in accordance with  ASC 820-10-15-4 and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Upon sale, realized gains and losses are reported in net income.

As of December 31, 2019 and 2020, we recorded long-term investments of RMB64.9 million and RMB313.0 million (US$48.0 million), respectively.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2019, we have three reporting units consisting of network business, domestic hospital business and overseas hospital business. As of December 31, 2020, after the disposal of Concord Healthcare Singapore Pte. Ltd, we divided our business into two reporting units, including network business and hospital business. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2019 and 2020 was assigned to domestic hospital business reporting unit.

We early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”). Under the new guidance, we have the option to either assess qualitative factors first to determine whether it is necessary to perform the two-step test, or hawse have an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test by calculating the fair value of the reporting unit and comparing that value with its carrying amount, in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. If a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit.

For the year ended December 31, 2019 and 2020, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. We considered the future discounted cash flows expected to be generated by the hospital business to determine the fair value of the reporting unit. In determine the fair value of the reporting unit, we estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, including the impact of COVID-19, as well as regulatory requirements. As of December 31, 2019 and 2020, the fair value of the reporting unit that the goodwill was assigned to exceeded its carrying amount, therefore, goodwill was not impaired and we were not required to perform further testing.

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

We adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. The adoption of this accounting standard resulted in an adjustment to beginning accumulated deficit for deferred tax liability and beginning accumulated deficit. This deferred tax liability is entirely offset and therefore resulted in a change to beginning accumulated deficit. The cumulative effect of changes made to our consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016 16 was RMB5.6 million.

In accordance with the provisions of ASC 740, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax positions which are included in the “accrued expenses and other liabilities” account and “accrued unrecognized tax benefits and surcharges, non-current portion” accounts are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), our chief operating decision maker (“CODM”) has been identified as the chief executive officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2018, 2019 and 2020, our CODM evaluates segment performance based on the measures of revenues, costs of sales and gross profit (loss) by the network and hospital segments. For the years ended December 31, 2018, 2019 and 2020, we had two operating and reporting segments, including our network and hospital segments.

Impact of COVID-19

During the year ended December 31, 2020, our operations have been affected by the COVID-19 pandemic. Our network revenues declined compared to the prior period mainly due to quarantine in hospitals and decreasing willing in cancer treatment demand in private hospitals. We have also provided additional credit losses for accounts receivable and recognized impairment charges on our long-lived assets in the year ended December 31, 2020, due to the impact of COVID-19 and other factors.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change and demand in cancer treatment in private hospitals, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium entities, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	190,898	198,363	223,011	34,178
Cost of revenues	(171,136)	(214,193)	(209,928)	(32,173)
Gross profit	19,762	(15,830)	13,083	2,005
Operating expenses:
Selling expenses(1)	(21,718)	(30,241)	(25,761)	(3,948)
General and administrative expenses(2)	(291,854)	(315,134)	(294,823)	(45,184)
Impairment of long-lived assets	(5,433)	(76,089)	(8,500)	(1,303)
Operating loss	(299,243)	(437,294)	(316,001)	(48,430)
Interest expense	(46,232)	(28,700)	(81,359)	(12,469)

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Foreign exchange gain (loss), net	36,531	34,990	(58,686)	(8,994)
Gain (loss) on disposal of long-lived assets	4,711	(1,299)	677	104
Interest income	14,168	9,165	8,440	1,293
(Loss) income from equity method investments	(20,747)	(5,078)	6,021	923
Gain (loss ) on disposal of subsidiaries	3,341	—	(14,894)	(2,283)
Other income, net	34,206	37,138	6,312	967
Gain on disposal of an equity method investment	48,019	—	7,837	1,201
Loss before income taxes	(225,246)	(391,078)	(441,653)	(67,688)
Income tax (expenses) benefit	(34,051)	38,986	37,624	5,766
Net loss	(259,297)	(352,092)	(404,029)	(61,922)
Net loss attributable to non-controlling interests	(24,422)	(45,043)	(94,040)	(14,412)
Net loss attributable to Concord Medical Services Holdings Limited	(234,875)	(307,049)	(309,989)	(47,510)
(1)	Our selling expenses included share-based compensation of RMB2.0 million in 2018, RMB2.9 million in 2019 and RMB3.1 million (US$0.5) million in 2020.
(2)	Our general and administrative expenses included share-based compensation of RMB9.2 million in 2018, RMB17.7 million in 2019 and RMB17.6 million (US$2.7 million) in 2020.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Network revenue:
Operating lease income(1)	71,864	53,485	45,847	7,026
Sales-type lease income(1)	—	1,130	4,130	633
Management services and technical services	50,291	48,416	36,948	5,663
Direct financing lease income(1)	4,859	3,944	2,929	449
Brand royalty fees	5,189	5,081	—	—
Medical Equipment and Consumables sales	5,867	9,482	26,105	4,001
	138,070	121,538	115,959	17,772
Hospital revenue:
Medicine income and medical service	52,828	76,825	107,052	16,406

Total revenues	190,898	198,363	223,011	34,178
(1)	Operating lease income, sales-type lease income and direct financing lease income were recognized under ASU 2016-02, Leases (Topic 842).

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Total Net Revenues. Our total net revenues increased by 12.4% to RMB223.0 million (US$34.2 million) for the year ended December 31, 2020 from RMB198.4 million for the year ended December 31, 2019.

Network Business. Our net revenues generated from our network business decreased by 4.5 % to RMB116.0 million (US$17.8 million) for the year ended December 31, 2020 from RMB121.5 million for the year ended December 31, 2019, primarily due to a decrease in our net revenues from the network business due to the reduction in number of patient cases caused by the COVID-19 pandemic.

Hospital Business. Our net revenues generated from hospital business increased by 39.3 % to RMB107.0 million (US$16.4 million) for the year ended December 31, 2020 from RMB76.8 million for the year ended December 31, 2019, primarily due to the increase of business of Shanghai Meizhong Jiahe Medical Image Diagnosis Center.

Cost of Revenues. Total cost of revenues decreased by 2.0 % to RMB209.9 million (US$32.2 million) for the year ended December 31, 2020 from RMB214.2 million for the year ended December 31, 2019, primarily due to the decrease in our cost of revenues of network business.

Network Business. Our cost of revenues of network business decreased by 31.6% to RMB52.7 million (US$8.1 million) for the year ended December 31, 2020 from RMB77.1 million for the year ended December 31, 2019, primarily due to the reduction in number of patient cases caused by COVID-19 pandemic.

Hospital Business. Our cost of revenues of hospital business increased by 14.7% to RMB157.2 million (US$24.1 million) for the year ended December 31, 2020 from RMB137.1 million for the year ended December 31, 2019, primarily due to the increase in operating expenses caused by increase in net revenue of our hospital business.

Gross Profit and Gross Margin. As a result of the foregoing, we had a gross profit of RMB13.1 million (US$2.0 million) for the year ended December 31, 2020, compared to a gross loss of RMB15.8 million for the year ended December 31, 2019.

Operating Expenses. Our operating expenses decreased by 21.9% to RMB329.1 million (US$50.4 million) for the year ended December 31, 2020 from RMB421.5 million for the year ended December 31, 2019, primarily due to the decrease in impairment of long-lived assets.

Selling Expenses. Our selling expenses decreased by 14.6 % to RMB25.8 million (US$3.9 million) for the year ended December 31, 2020 from RMB30.2 million for the year ended December 31, 2019. Selling expenses as a percentage of total net revenues decreased to 11.6% for the year ended December 31, 2020 from 15.2% for the year ended December 31, 2019. The decrease was mainly due to a drop in our marketing activities during the COVID-19 pandemic.

General and Administrative Expenses. General and administrative expenses decreased by 6.4 % to RMB294.8 million (US$45.2 million) for the year ended December 31, 2020 from RMB315.1 million for the year ended December 31, 2019. General and administrative expenses as a percentage of total net revenues decreased to 132.2% for the year ended December 31, 2020 from 158.9% for the year ended December 31, 2019. The decrease was mainly due to the decrease in consultation fee and traveling expenses caused by COVID-19 pandemic.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB76.1 million and RMB8.5 million (US$1.3 million) for the years ended December 31, 2019 and 2020, respectively. The decrease was mainly because that we disposed of most of terminated centers.

Operating Loss. As a result of the foregoing, our operating loss was RMB316.0 million (US$48.4 million) for the year ended December 31, 2020, compared to an operating loss of RMB437.3 millionfor the year ended December 31, 2019.

Interest Expense. Our interest expense increased to RMB81.4 million (US$12.5 million) for the year ended December 31, 2020 from RMB28.7 million for the year ended December 31, 2019, primarily due to an increase in interest expense paid to Zhejiang Marine.

Foreign Exchange Gain (Loss), Net. Our foreign exchange loss, net was RMB 58.6 million (US$9.0 million) for the year ended December 31, 2020, compared to a gain of RMB35.0 million for the year ended December 31, 2019, primarily due to the fluctuations in exchange rate.

Gain (loss) from Disposal of Long-lived Assets. We had a gain from disposal of long-lived assets of RMB0.7 million (US$0.1 million) for the year ended December 31, 2020, compared to a loss from disposal of long-lived assets of RMB1.3 million for the year ended December 31, 2019. The change in 2020 was primarily due to gains upon actual disposal of those terminated cooperative centers when the proceeds exceeded the residual values of the long-lived assets after accounting for the impairment.

Interest Income. Our interest income decreased to RMB8.4 million (US$1.3 million) for the year ended December 31, 2020 from RMB9.2 million for the year ended December 31, 2019. This decrease was primarily due to repayment of loans by some borrowers.

Income (loss) from Equity Method Investments. Our income from equity method investments was RMB6.0 million (US$0.9 million) for the year ended December 31, 2020 compared to a loss of RMB 5.1 million for the year ended December 31, 2019. The change in 2020 was primarily due to the equity pick up gain from Zhejiang Marine, which was a new investment made in 2020 and the equity pick up loss of our investment in Xi’an Jiangyuan Andike Ltd.

Other Income, Net; Gain (Loss) on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. For the year ended December 31, 2019, we had other income, net of RMB37.1 million. We did not have gain (loss) on disposal of subsidiaries and gain on disposal of an equity method investment in 2019. For the year ended December 31, 2020, we had other income, net of RMB6.3 million (US$1.0 million), loss on disposal of subsidiaries of RMB14.9 million (US$2.3 million) and gain on disposal of an equity method investment of RMB7.8 million (US$1.2 million). Our other income, net in 2020 was primarily due to the decrease of re-measurement gain due to the settlement of prior year mandatorily redeemable capital contribution from one investor in the end of 2019. Our loss on disposal of subsidiaries in 2020 was primarily attributable to the disposal of the 90% equity interest in CHS. Our gain on disposal of an equity method investment in 2020 was primarily related to an investment in PTC.

Income Tax Benefit. We had income tax benefit of RMB37.7 million (US$5.8 million) for the year ended December 31, 2020, compared to RMB39.0 million for the year ended December 31, 2019. We had income tax benefit in 2020 because we had net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss increased to RMB404.0 million (US$61.9 million) for the year ended December 31, 2020 from RMB352.1 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Total Net Revenues. Our total net revenues increased by 3.9% to RMB198.4 million for the year ended December 31, 2019 from RMB190.9 million for the year ended December 31, 2018, primarily due to the increase in our net revenues from the hospital business, which was partially offset by a decrease in our net revenues from the network business due to termination of some cooperative centers and reduction of profit sharing amount.

Network Business. Our net revenues generated from our network business decreased by 12.0% to RMB121.5 million for the year ended December 31, 2019 from RMB138.1 million for the year ended December 31, 2018, primarily due to termination of some cooperative centers and reduction of profit sharing amount attributable to the change in profit sharing ratio for cooperative centers that were at the later stage of cooperative agreements.

Hospital Business. Our net revenues generated from hospital business increased by 45.5% to RMB76.8 million for the year ended December 31, 2019 from RMB52.8 million for the year ended December 31, 2018, primarily because Datong Meizhong Jiahe Cancer Center and Concord International Hospital in Singapore stepped into normal operation and Shanghai Meizhong Jiahe Cancer Centers Co., Ltd. was consolidated into our results of operations in the fourth quarter of 2018.

Cost of Revenues. Total cost of revenues increased by 25.2% to RMB214.2 million for the year ended December 31, 2019 from RMB171.1 million for the year ended December 31, 2018, primarily due to the increase in our cost of revenues of hospital business.

Network Business. Our cost of revenues of network business decreased by 2.7% to RMB77.1 million for the year ended December 31, 2019 from RMB79.3 million for the year ended December 31, 2018.

Hospital Business. Our cost of revenues of hospital business increased by 49.2% to RMB137.1 million for the year ended December 31, 2019 from RMB91.9 million for the year ended December 31, 2018, primarily due to increased costs of revenues attributable to an increase in hospital clinical staff and facilities, and the consolidation of Shanghai Meizhong Jiahe Cancer Centers Co., Ltd. in the fourth quarter of 2018.

Gross Profit and Gross Margin. As a result of the foregoing, we had a gross loss of RMB15.8 million, compared to gross profit of RMB19.8 million for the year ended December 31, 2018.

Operating Expenses. Our operating expenses increased by 32.1% to RMB421.5 million for the year ended December 31, 2019 from RMB319.0 million for the year ended December 31, 2018 primarily due to increased operating costs of hospitals.

Selling Expenses. Our selling expenses increased by 39.2% to RMB30.2 million for the year ended December 31, 2019 from RMB21.7 million for the year ended December 31, 2018. Selling expenses as a percentage of total net revenues increased to 15.2% for the year ended December 31, 2019 from 11.4% for the year ended December 31, 2018. The increase was mainly due we started to operate two new cooperative centers in July and December of 2019, respectively, which resulted in higher advertisement and promotion fees.

General and Administrative Expenses. General and administrative expenses increased by 8.0% to RMB315.1 million for the year ended December 31, 2019 from RMB291.9 million for the year ended December 31, 2018. General and administrative expenses as a percentage of total net revenues increased to 158.9% for the year ended December 31, 2019 from 152.9% in 2018. The increase was mainly due to increased labor cost incurred for the preparsion of opening of Guangzhou Concord Cancer Center and Shanghai Concord Cancer Center.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB5.4 million and RMB76.1 million for the years ended December 31, 2018 and 2019, respectively. The increase was mainly due to the impairment of long-lived assets of the three low performance cooperative centers and the Second Affiliated Hospital of Baotou Medical College which was involved in litigation.

Operating Loss. As a result of the foregoing, our operating loss was RMB437.3 million for the year ended December 31, 2019 as compared to operating loss of RMB299.2 million for the year ended December 31, 2018.

Interest Expense. Our interest expense decreased to RMB28.7 million for the year ended December 31, 2019 from RMB46.2 million for the year ended December 31, 2018, primarily due to the increase in capitalized interest of RMB10.0 million in 2019.

Foreign Exchange Gain, Net. Our foreign exchange gain, net decreased to RMB35.0 million for the year ended December 31, 2019 from RMB36.5 million for the year ended December 31, 2018, primarily due to exchange rate fluctuation.

(Loss) Gain from Disposal of Long-lived Assets. We had a loss from disposal of long-lived assets of RMB1.3 million for the year ended December 31, 2019, as compared to a gain from disposal of long-lived assets of RMB4.7 million for the year ended December 31, 2018. The change in 2019 was primarily due to the disposals of two cooperative centers. In 2018, we had gains upon actual disposal of those terminated cooperative centers when the proceeds exceeded the residual values of the long-lived assets after accounting for the impairment.

Interest Income. Our interest income decreased to RMB9.2 million for the year ended December 31, 2019 from RMB14.2 million for the year ended December 31, 2018. This decrease was primarily due to the decrease in the amount of cash and restricted cash deposited in financial institutions located in the PRC to secure offshore loans as the offshore loans were fully repaid in 2019.

Income (loss) from Equity Method Investments. Our loss from equity method investments decreased to RMB5.1 million for the year ended December 31, 2019 from RMB20.7 million for the year ended December 31, 2018. The change in 2019 was primarily due to acquisition of the equity interests in Tianjin Jiatai.

Other Income, Net; Gain on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. For the year ended December 31, 2018, we had other income, net of RMB34.2 million, gain on disposal of subsidiaries of RMB3.3 million and gain on disposal of an equity method investment of RMB48.0 million. For the year ended December 31, 2019, we had other income, net of RMB37.1 million. We did not have gain on disposal of subsidiaries and gain on disposal of an equity method investment in 2019. Our other income, net in 2019 was primarily a re-measurement gain relating to our disposal of pre-existing equity interests in Wuxi Meizhong Jiahe Cancer Center, Tianjin Jiatai and Shanghai Meizhong Jiahe Imaging Diagnostic Center.

Income Tax (Expenses) Benefit. We had income tax benefit of RMB39.0 million for the year ended December 31, 2019, compared to income tax expenses of RMB34.1 million for the year ended December 31, 2018. We had income tax benefit in 2019 because we had net tax operating losses from our PRC subsidiaries and our consolidated VIEs.

Net Loss. As a result of the foregoing, our net loss increased to RMB352.1 million for the year ended December 31, 2019 from RMB259.3 million for the year ended December 31, 2018.

B.Liquidity and Capital Resources

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

We had net current assets of RMB163.9 million (US$25.1 million) as of December 31, 2020. As of December 31, 2020, we had RMB334.3 million (US$51.2 million) in cash and cash equivalents, RMB 4.7 million (US$0.7 million) in current restricted cash, RMB24.5 million (US$3.8 million) in short-term borrowings outstanding and RMB124.4 million (US$19.1 million) in the current portion of long-term bank and other borrowings.

We had net losses in recent years. For the three years ended December 31, 2018, 2019 and 2020, our net loss was approximately RMB259.3 million, RMB352.1 million and RMB404.0 million (US$61.9 million), respectively. As of December 31, 2020, we had an accumulated deficit of RMB2,456.6 million (US$376.5 million) and a total shareholders’ deficit of RMB663.0 million (US$101.6 million). We had net cash used in operating activities of RMB195.3 million and RMB229.8 million (US$35.2 million) for the years ended December 31, 2019 and 2020, respectively. These conditions raised substantial doubt about our ability to continue as a going concern.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of equity securities would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. See “Item 3. Risk Factors — D. Risks Related to Our Company — We had losses and net current liabilities historically and we may incur losses and experience net current liabilities in the future.”

Indebtedness

In May 2018, Shanghai Concord Cancer Center entered into a long-term loan agreement of RMB1.0 billion with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2020, we had an outstanding balance of RMB778.3 million (US$119.3 million). The loan will be due in May 2028.

In July 2018, Guangzhou Concord Cancer Center entered into a long-term loan agreement of RMB500.0 million with China Construction Bank that bears an interest rate of 4.9% per annum. The loan is secured by land use rights. As of December 31, 2020, we had an outstanding balance of RMB493.0 million (US$75.6 million). The loan will be due in July 2028.

In December 2018, Shanghai Medstar entered into a long-term loan agreement of RMB65.0 million with Zhejiang Marine. The loan bears an interest rate of 8% per annum. The loan was secured by equipment. As of December 31, 2020, we had an outstanding balance of nil. The loan will be due in December 2023.

Certain bank borrowings were secured by accounts receivable with a carrying value of RMB30.5 million and RMB33.7million (US$5.2million) including lease receivables with a carrying value of RMB25.0 million and RMB26.8 million (US$4.1 million), certain land use rights with a carrying value of RMB416.5 million and RMB414.5 million (US$63.5 million), and certain construction in progress with a carrying value of RMB1,152.4 million and RMB1,150.0 million (US$176.2 million), as of December 31, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the short-term bank and other borrowing bore a weighted average interest of 7.73% and 7.01% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 11.49% and 7.11% per annum, respectively.

As of December 31, 2020, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to RMB1.7 million (US$0.3 million)  and RMB406.7 million (US$62.3 million), respectively.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2020:

	1-6	7-12		Over 2
	months	months	1-2 years	years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Network Business
Accounts receivable	48,604	4,383	9,659	5,326	67,972
Allowance for doubtful accounts	—	—	993	3,043	4,036
ECL	348	32	958	684	2,022
Accounts receivable, net	48,256	4,351	7,708	1,599	61,914
Hospital Business
Accounts receivable	15,575	—	237	64	15,876
Allowance for doubtful accounts	193	—	—	—	193
ECL	113	—	98	11	222
Accounts receivable, net	15,269	—	139	53	15,461

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

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(38,591)	(195,347)	(229,766)	(35,212)
Net cash used in investing activities(1)	(1,000,355)	(1,071,507)	(533,885)	(81,822)
Net cash generated from financing activities	1,203,042	513,268	1,138,302	174,454
Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	459	1,161	(2,563)	(394)
Net increase (decrease) in cash and cash equivalents and restricted cash	164,555	(752,425)	372,088	57,026
Cash and cash equivalents and restricted cash at beginning of the year	662,177	826,732	74,307	11,388
Cash and cash equivalents and restricted cash at end of the year	826,732	74,307	446,395	68,414
(1)	Net cash used in investing activities in 2018 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB764.4 million and acquisitions of Guofu Huimei, Shanghai Meizhong Jiahe Cancer Center, Beijing Century Friendship and Beijing Proton Medical Center, net of cash acquired of RMB528.7 million and purchase of short-term investments of RMB252.3 million. Net cash generated from investing activities in 2018 included redemption from short-term investments of RMB202.3 million, proceeds from disposal of other investment of RMB212.9 million and proceeds from disposal of property, plant and equipment of RMB113.0 million. Net cash used in investing activities in 2019 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million and acquisitions of Tianjin Jiatai, SH Rongchi, Heze Meizhong Jiahe Cancer Center, Shanghai Meizhong Jiahe Imaging Diagnostic Center and Wuxi Meizhong Jiahe Cancer Center, net of cash acquired of RMB420.6 million and settlement of investment in Shanghai Meizhong Jiahe Cancer Center of RMB105.1 million. Net cash generated from investing activities in 2019 included redemption from short-term investments of RMB50.0 million and proceeds from disposal of property, plant and equipment of RMB69.3 million. Net cash used in investing activities in 2020 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB 504.7 million, investment in equity method investees of RMB 163.8 million, purchase of available-for-sale debt securities of RMB 80.0 million, which were partially offset by deposition of Concord International Hospital of RMB201.6 million.

Net Cash Used in Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners, the payment of medicine expenses and medical service fees by our patients in Concord International Hospital and Shanghai Meizhong Jiahe Imaging Diagnostic Center, and cash payments that we made in connection with establishing new cooperative centers and hospitals.

Net cash used in operating activities for the year ended December 31, 2020 was RMB229.8 million (US$35.2 million), resulting primarily from our net loss of RMB 404.0 million(US$61.9 million), as adjusted by the reconciliation of certain non-cash items, including (i) interest and consultation expenses of RMB 81.4 million(US$12.5 million), (ii) depreciation of property, plant and equipment of RMB 55.0 million(US$8.4 million), (iii) lease expense to reduce operating lease ROU of RMB 23.0 million(US$3.5 million), (iv) share-based compensation of RMB20.6 million(US$3.2 million), and (v) amortization of intangible assets of RMB 15.8 million (US$2.4 million). Additional factors affecting operating cash flow included (i) an increase in deferred revenue of RMB 84.5 million(US$13.0 million), (ii) a decrease in prepayments and other current assets of RMB82.5 million(US$12.6 million), and (iii) a decrease in  accured unrecognized tax benefit of RMB28.0 million(US$4.3 million).

Net cash used in operating activities for the year ended December 31, 2019 was RMB195.3 million, resulting primarily from our net loss of RMB352.1 million, as adjusted by the reconciliation of certain non-cash items, including (i) impairment of long-lived assets of RMB76.1 million, (ii) interest and consultation expenses of RMB53.2 million, (iii) depreciation of property, plant and equipment of RMB44.4 million, (iv) allowance for doubtful accounts, net of RMB24.5 million, (v) deferred tax expense of RMB22.5 million, (vi) a selling loss recognized at sale-type lease commencement of RMB21.2 million, and (vii) share-based compensation of RMB20.6 million. Additional factors affecting operating cash flow included (i) a decrease in accrued expenses and other liabilities of RMB60.9 million, (ii) an increase in prepayments and other current assets of RMB11.0 million and (iii) a decrease in accrued unrecognized tax benefit of RMB16.2 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was RMB533.9 million(US$81.8 million), consisting primarily of the acquisitions of and deposits for the purchases of property, plant and equipment of RMB 504.7 million(US$77.4 million), investment in equity method investees of RMB 163.8 million (US$25.1 million), purchase of available-for-sale debt securities of RMB 80.0 million(US$12.3 million) which were partially offset by deposition of Concord International Hospital of RMB201.6 million(US$30.9 million).

Net cash used in investing activities for the year ended December 31, 2019 was RMB1,071.5 million, consisting primarily of acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million, acquisitions of Tianjin Jiatai, SH Rongchi, Heze Meizhong Jiahe Cancer Center, Shanghai Meizhong Jiahe Imaging Diagnostic Center and Wuxi Meizhong Jiahe Cancer Center, net of cash acquired of RMB420.6 million, and settlement of investment in Shanghai Meizhong Jiahe Cancer Center of RMB105.1 million, which were partially offset by proceeds from disposal of property, plant and equipment of RMB69.3 million and redemption of short-term investment of RMB50.0 million.

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

Net Cash Generated from Financing Activities

Net cash generated from financing activities for the year ended December 31, 2020 was RMB1,138.3 million (US$174.5 million), consisting primarily of proceeds from long-term bank and other borrowings of RMB 857.1 million(US$131.4 million),  proceeds from short-term bank borrowings of RMB 740.4 million (US$113.5 million), proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary of RMB 700.0 million (US$107.3 million), capital injection from a noncontrolling interest in a subsidiary of RMB 110.9 million(US$17.0 million), and borrowings from related parties of RMB26.6 million (US$4.1 million), which were partially offset by the repayment of short-term bank and other borrowings of RMB1,029.2 million (US$157.7 million)  and the repayment of long-term bank and other borrowings of RMB241.8 million (US$37.1 million).

Net cash generated from financing activities for the year ended December 31, 2019 was RMB513.3 million, consisting primarily of proceeds from long-term bank and other borrowings of RMB934.4 million and proceeds from short-term bank borrowings of RMB285.5 million, which were partially offset by the repayment of long-term bank borrowings of RMB253.8 million and the repayment of short-term bank borrowings of RMB442.8 million.

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

Acquisitions and Capital Expenditures

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

In 2018, 2019 and 2020, our capital expenditures totaled RMB870.7 million, RMB675.3 million and RMB948.3 million (US$145.3 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2020 increased by RMB282.7 million (US$43.3 million) as compared to 2019, primarily due to the purchases of property, plant and equipment.

We estimate that our expected aggregate capital expenditures in 2021 will be approximately RMB1.0 billion (US$153.3 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai, Guangzhou and Beijing. As of December 31, 2020, we had bank credit lines totaling RMB2.0 billion (US$309.0 million), of which RMB408.4 million (US$62.6 million) had not been utilized. There are no financing term among our bank loan terms which will have an adverse effect on our operations.

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

Restrictions on Cash Dividends, Loans or Advances

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

The impact arising from the adoption of ASC 842 at January 1, 2019 for leases as lessee was as follows:

	Balance as	Adjustment
	of	due to the	Balance as
	December	adoption of	of January
	31, 2018	ASU 2016-02	1, 2019

	(RMB in thousand)

Assets:
Right-of-use assets, net	—	529,843	529,843
Prepayments, other receivables and other assets	227,714	(1,186)	226,528
Prepaid land lease payments	438,323	(438,323)	—

Liabilities:
Operating lease liabilities, current	—	13,101	13,101
Operating lease liabilities, noncurrent	—	77,233	77,233

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in ASC Topic 326, Credit Losses (“ASC 326”). ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. We adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB1.2 million, representing the allowance for credit losses for account receivable, other current assets and net investment in direct financing lease and corresponding deferred tax impact.

We maintained an allowance for credit losses for accounts receivable and other receivables included in prepayments and other current assets, which is recorded as an offset to accounts receivable and other receivables included in prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as "General and administrative expenses" in the consolidated statements of comprehensive loss. When similar risk characteristics exist, we assess collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, we assess collectability and measures expected credit losses on an individual asset basis. The provision for expected credit losses is estimated based on the types of receivables and relevant customers, management’s experience with collection trends and the current and expected economic and business conditions. We evaluate the provision for expected credit losses on a regular basis and adjusts the provision based on changes in the customers’ circumstances and other available information. In determining the amount of the allowance for credit losses, we consider historic collection experience, the age of the accounts receivable and other receivables included in prepayments and other current assets, credit quality of our customers or creditors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer's ability to pay. The significant assumptions used including the disaggregation criteria and the estimated loss rates related to account receivables, and the credit rating of debtors probability of default and loss rates given default related to other receivables.

Adoption of ASU 2018-13

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. The added disclosure requirements and the modified disclosure on the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. We adopted this standard on January 1, 2020. There was no material impact to our financial position or results of operations upon adoption.

Recent Accounting Pronouncement Pending Adoption

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

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. We do not expect any material impact on the consolidated statements as a result of adopting the new standard

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for our fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. We are currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payments due by Period
		Less than 1			More than
	Total	year	1-3 years	3-4 years	4 years

	(RMB in thousands)
Short-term debt obligations	24,481	24,481	—	—	—
Long-term debt obligations	2,092,443	124,395	420,846	445,079	1,102,123
Operating lease obligations	360,208	25,620	53,175	22,708	258,705
Purchase obligations	480,290	480,290	—	—	—
Total	2,957,422	654,786	474,021	467,787	1,360,828

Our short- and long-term debt obligations as of December 31, 2020 represented bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2020 had a weighted average interest rate of 7.01% per annum. Our long-term bank and other borrowings outstanding as of December 31, 2020 had a weighted average interest rate of 7.11% per annum.

As of December 31, 2020, we had RMB24.5 million (US$3.8 million) in short-term borrowings outstanding, and RMB2,092.4 million (US$320.7 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB124.4 million (US$19.1 million).

As of December 31, 2020, our operating lease obligations for 2021, 2022 and 2023 and thereafter were RMB25.6 million (US$3.9 million), RMB53.2 million (US$8.2 million), RMB22.7 million (US$3.5 million) and RMB258.7 million (US$39.6 million), respectively.

As of December 31, 2020, we had purchase obligations for certain medical equipment that amounted to RMB480.3 million (US$73.6 million), which are all scheduled to be paid within one year.

C.Research and Development, Patents and Licenses, etc.

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of our future operating results or financial condition.

E.Critical Accounting Estimates

See "Item 5. Operating and Financial Review and Prospects —A. Operating Results —Critical Accounting Policies."

Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the risks, challenges and uncertainties in the radiotherapy and diagnostic imaging industry and for our business generally;
●	our current expansion strategy, including our ability to expand our network of centers and to establish specialty cancer hospitals;
●	our ability to maintain strong working relationships with our hospital partners;
●	our expectations regarding patients’ and their referring doctors’ demand for and acceptance of the radiotherapy and diagnostic imaging services offered by our centers;
●	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government;
●	technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging;
●	our ability to comply with all relevant environmental, health and safety laws and regulations;
●	our ability to obtain and maintain permits, licenses and registrations to carry on our business;
●	our future prospects, business development, results of operations and financial condition; and
●	fluctuations in general economic and business conditions in China.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	50	Chairman, chief executive officer
Zheng Cheng	58	Director
Yue Yu	37	Director
Yaw Kong Yap	57	Chief financial officer, president
Xiao Fu	54	Chief operating officer
Matthew D. Callister	51	Chief medical officer
Boxun Zhang	45	Independent director
Weibo Yin	90	Independent director
Liping Zhang	49	Independent director

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

Mr. Yue Yu has served as a director of our company since May 2021. Mr. Yu currently serves as the chief executive officer and partner of WisdoMont Asset Management (Shanghai) Co., Ltd. ("WisdoMont"). Since 2014, he has co-founded WisdoMont, responsible for the establishment of investment strategy, fund portfolio and risk management. From 2009 to 2013, Mr. Yu served as regional vice president of HSBC Jinxin Trust. From 2013 to 2014, Mr. Yu served as institutional manager of GF Fund. With 15 years of experience in the financial industry, Mr. Yu has extensive experience in institutional business, financial product design and financing. Mr. Yu received a bachelor's degree in finance and a master's degree of management from Beijing Normal University.

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

Mr. Boxun Zhang has served as an independent director of our company since May 2021. Mr. Zhang currently serves as the chief investment officer of Jiaxin Jinhe Investment Management Co., Ltd. From 2014 to 2018, Mr. Zhang served as the chief financial officer and a director of Coinage International Co., Limited. Mr. Zhang received his bachelor's degree in auditing and accounting from Wuhan University in 1998 and a master of business administration from Cass Business School - City, University of London in 2004. Mr. Zhang is an associated member of the Association of International Accountants.

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

The address of our directors and executive officers is Concord Medical Services Holdings Limited, Room 2701-05, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.

No family relationship exists among any of our directors or members of our executive officers named above and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officers.

B.Compensation

Compensation of Directors and Executive Officers

In 2020, the aggregate cash compensation to all of our directors and our executive officers was RMB10.7 million (US$1.6 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2020 for pension, retirement or other similar benefits to our directors and our executive officers, except as disclosed in “—D. Employees” and elsewhere in this annual report on Form 20-F.

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

The following table summarizes, as of December 31, 2020, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

		Exercise
	Ordinary	Price
	Shares	Underlying
	Underlying	Outstanding
	Outstanding	Options	Restricted
Name	Options	(US$/Share)	Shares	Grant Date	Expiration Date
Jianyu Yang	716,310	2.037	—	February 18, 2014	February 17, 2022
Zheng Cheng	716,310	2.037	—	February 18, 2014	February 17, 2022
Yaw Kong Yap	225,204	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,091	February 18, 2014	February 17, 2022
	—	—	21,132	July 1, 2014	June 30, 2022
	—	—	761,850	August 7, 2017	August 6, 2025
	—	—	930,000	October 2,2018	October 1,2026
Xiao Fu	149,775	2.037	—	February 18, 2014	February 17, 2022
	—	—	63,240	February 18, 2014	February 17, 2022
	—	—	243,000	August 8, 2017	August 7, 2025
	—	—	720,000	October 2,2018	October 1,2026
Matthew D. Callister	—	—	450,000	October 2,2018	October 1,2026
Denny Lee	116,283	2.037	—	February 18, 2014	February 17, 2022
	—	—	95,100	August 7, 2017	August 6, 2025
	—	—	222,000	October 2,2018	October 1,2026
Weibo Yin	69,771	2.037	—	February 18, 2014	February 17, 2022
Liping Zhang	—	—	45,000	September 13,2017	September 12,2025
	—	—	90,000	October 2,2018	October 1,2026
Other individuals as group	600,849	2.037	—	February 18, 2014	February 17, 2022
	—	—	814,953	February 18, 2014	February 17, 2022
	—	—	69,564	August 1, 2014	July 31, 2022
	—	—	386,250	August 7, 2017	August 6, 2025
	—	—	2,692,500	August 8, 2017	August 7, 2025
	—	—	3,513,105	October 2,2018	October 1,2026

C.Board Practices

Committees of the Board of Directors

Board of Directors

We currently have seven directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Boxun Zhang, Dr. Weibo Yin and Dr. Liping Zhang. Mr. Boxun Zhang is the chairman of our audit committee. Mr. Boxun Zhang and Dr. Liping Zhang meet the criteria of audit committee financial experts as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Dr. Jianyu Yang, Mr. Boxun Zhang and Dr. Liping Zhang. Dr. Jianyu Yang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;
●	reviewing and making recommendations to the board with respect to the compensation of our directors;
●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on such evaluation; and
●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and other distributions;
●	appointing officers and determining the term of office of officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares of our company, including the registration of such shares in our share register.

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

D.Employees

Our employees have consisted of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers and our hospital in Singapore. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned our hospital in Singapore, and ceased control over the management of such hospital. We had 584, 738 and 851 employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had 851 employees based in China. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2020
	Employees	% of Total
Management	26	3.1
Administration	42	4.9
Financial control	38	4.5
Hospital and Operation	604	71.0
Marketing	8	0.9
Business development	13	1.5
Centers	120	14.1
Total	851	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2018, 2019 and 2020 was RMB13.3 million, RMB22.9 million and RMB28.2 million (US$4.3 million), respectively. Of the total amount of contributions that we made to employee benefit plans in 2018, 2019 and 2020, RMB0.3 million, RMB0.3 million and RMB0.1 million (US$0.02 million) were attributable to Concord International Hospital in Singapore that we acquired in 2015, respectively. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned our hospital in Singapore, and ceased control over the management of such hospital.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 130,251,685 ordinary shares outstanding, including 84,463,737 Class A ordinary and 45,787,948 Class B ordinary shares outstanding, as of the date of this annual report.

	Ordinary Shares Beneficially Owned(1)
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership(2)	Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	14,699,238	38,287,948	52,987,186	40.5	73.2
Zheng Cheng(5)	716,310	7,500,000	8,216,310	6.3	13.9
Yue Yu	—	—	—	—	—
Yaw Kong Yap(6)	2,342,577	—	2,342,577	1.4	0.3
Xiao Fu	*	—	*	*	*
Matthew D. Callister	*	—	*	*	*
Boxun Zhang	—	—	—	—	—
Weibo Yin	*	—	*	*	*
Liping Zhang	*	—	*	*	*
All directors and officers as a group	19,273,911	45,787,948	65,061,859	48.2	87.2
Principal Shareholders:
Morgancreek Investment Holdings Limited(7)	13,982,928	38,287,948	52,270,876	40.1	73.2
Solar Honor Limited(8)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(9)	13,086,350	—	13,086,350	10.0	2.4
Bluestone Holdings Limited(10)	—	7,500,000	7,500,000	5.8	13.8
*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,251,685 ordinary shares outstanding as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual reports.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Represents (i) 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek, and (ii) 716,310 Class A ordinary shares issuable upon exercise of options held by Dr. Yang that are exercisable currently or within 60 days of the date of this annual report.
(5)	Represents (i) 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder, and (ii) 716,310 Class A ordinary shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this annual report.

(6)	Represents (i) 541,800 Class A ordinary shares held by Mr. Yap and (ii) 225,204 Class A ordinary shares issuable upon exercise of options, as well as 1,575,573 Class A ordinary shares issuable upon vesting of restricted shares, held by Mr. Yap that are exercisable currently or within 60 days of the date of this annual report.
(7)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	Represents 14,163,325 Class A ordinary shares, and 405,326 ADSs, each representing three Class A ordinary shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(9)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(10)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, a total of 15,182,927 ADSs representing 45,548,781 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

See “—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for a summary of our share incentive plan and the options granted thereunder.re

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Borrowings with Related Parties

Since December 2018, we entered several loan agreements with Zhejiang Marine, and the ending balance as of December 31, 2020 was RMB199.0 million (US$30.5 million). On June 2020, CMS Holdings. entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests in Zhejiang Marine. Zhejiang Marine became our associate company since then. The loan is intend to be used for purchase medical equipment for Guangzhou Concord Cancer Center. According to the contract, the terms of the agreement do not stipulate any interest and the payment schedule, and the repayment should be settled within five years since the validation date of the contract as appropriate. In 2020, we repaid RMB272.6 million (US$41.8 million), respectively, and incurred an interest expense of RMB41.3 million (US$ 6.1 million) respectively.

In January 2019, we entered a loan agreement with Shanghai Meizhong Jiahe Imaging Diagnostic Center, an equity investee of our company, for a loan of RMB28.0 million. The loan was intended to be used for its daily operation and did not bear any interest. In November 2019, Shanghai Meizhong Jiahe Imaging Diagnostic Center became our subsidiary and was consolidated into our company. The outstanding balance of RMB2.0 million has been offset.

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

Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Indemnification Agreements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

One of our suppliers brought an arbitration against us and claimed we had failed to make a payment on time. As of the date of this annual report, the company has reached a conciliation agreement with that supplier.

We sued one of the shareholders of Beijing Proton Medical Center Co., Ltd for the failure to perform its obligations, which caused the delay and suspension of the construction project of Beijing Proton Medical Center. As of the date of this annual report, the litigation is pending.

Other than as described above, we are not currently involved in any material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

On January 7, 2014, July 28, 2014 and December 11, 2015, our board of directors declared special cash dividends of US$0.24 per ordinary share (or US$0.72 per ADS), US$0.30 per ordinary share (or US$0.90 per ADS) and US$0.33 per ordinary share (or US$0.99 per ADS) on our outstanding ordinary shares, respectively. The total amount for the special dividend is approximately US$32.4 million, US$40.6 million and US$44.5 million, based on the number of ordinary shares outstanding as of September 30, 2013, March 31, 2014 and September 30, 2015, respectively. No special dividend was declared since 2017.

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

B.Significant Changes

Except as described in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

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

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the NYSE since December 11, 2009 under the symbol “CCM.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

No dividend may be declared and paid unless our board of directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

●	profits, realized or unrealized, or any reserve set aside from profits;
●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares; or
●	any other fund or account which can be authorized for this purposes in accordance with the Companies Law.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or
●	the ordinary shares transferred are free of any lien in favor of us.

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

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we are under the terms of our fourth amended and restated memorandum and articles of association to:

●	issue ordinary shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders, on such terms and in such manner as we may, before the issue of such ordinary shares, determine;
●	purchase our own ordinary shares (including any redeemable shares) on such terms and in such manner as we may determine and agree with our shareholders; and
●	make a payment in respect of the redemption or purchase of our own ordinary shares in any manner authorized by the Companies Law, including out of our capital, profits or the proceeds of a fresh issue of ordinary shares.

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

Advance notice of not less than seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Limitations on the Rights to Own Shares

There are no limitations under the Companies Law or under our fourth amended and restated memorandum and articles of association that limit the right of non-resident or foreign owners to hold or vote our ordinary shares.

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

Ownership Threshold

There are no provisions under the Companies Law or under our fourth amended and restated memorandum and articles of association that govern the ownership threshold above which shareholder ownership must be disclosed.

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

Changes in Capital

We may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;
●	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the fourth amended and restated memorandum and articles of association; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Our fourth amended and restated memorandum of association authorizes our board of directors (subject to the other provisions with respect to variation of rights of ordinary shares under the articles of association) to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent there are available authorized but unissued preferred shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

●	the appointment or removal of either our chief executive officer or chief financial officer;
●	any anti-takeover action in response to a takeover attempt;
●	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;
●	the sale or transfer of all or substantially all of our assets; and
●	any change in the number of directors on our board of directors.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry.”

E.Taxation

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

The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more ”United States persons” (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you (and the descriptions herein may not be applicable to you) if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;

●	a real estate investment trust;
●	an insurance company;
●	a tax exempt organization;
●	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	persons that hold their ADSs or ordinary shares through a permanent establishment or fixed base outside the United States;
●	a person subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or ADSs being taken into account in an “applicable financial statement” (as defined in the Code);
●	a person who owns or is deemed to own more than 10% or more of our stock by vote or value;
●	a partnership or other pass-through entity for United States federal income tax purposes; or
●	a person whose “functional currency” is not the United States dollar.

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

This discussion does not contain a detailed description of all the United States federal income tax consequences to you (and the descriptions herein may not be applicable to you) in light of your particular circumstances. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your tax advisor concerning the United States federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares or ADSs in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value of our assets (generally based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income (which includes cash).

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares, unless (i) you make a “mark-to-market” election as discussed below or (ii) we have ceased to be a PFIC and you have previously made the deemed sale election described above. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and to the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. We do not assume responsibility for backup withholding. United States Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2020, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.5 million (US$0.2 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2020, all of our bank borrowing were denominated in Renminbi. In 2020, our Renminbi short-term and long-term bank borrowings had a weighted average interest rate of 10.11% per annum and 6.99% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2020, a 10% change in the interest rates would result in an increase or decrease of RMB212.0 million (US$32.5 million) of our total amount of interest expense for the year ended December 31, 2020. Based on our outstanding interest earning instruments during the year ended December 31, 2020, a 10% change in the interest rates would result in an increase or decrease of approximately RMB253.0 million (US$38.8 million) in our total amount of interest income for the year ended December 31, 2020.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.1% in 2018, 2.9% in 2019 and 2.5% in 2020. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$500.8 million in 2018, US$355.0 million in 2019 and US$163.7 million in 2020, which included a withholding tax at the tax rate of 30%.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report using the criteria established in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Guangzhou New Spring Hospital Management Ltd. and Guangzhou New Spring Medical Cancer Ltd., acquired on April 21, 2020, which were included in the December 31, 2020 consolidated financial statements and constituted 1.0% of total assets as of December 31, 2020 and 0.3% of revenue for the year then ended.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2020. The material weakness as of December 31, 2020 was related to the lack of sufficient resources with U.S. GAAP to timely provide adequate information on complicated accounting matters, including the assessment on recoverability of certain investment and the taxation on certain employee expenses. Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

We have started implementing a number of measures to address this material weakness identified, including, (i) kept providing training seminars to financial reporting team on complicated accounting matters, and (ii) engaged an experienced third party consultant firm for accounting services as additional resources assisting us to address complicated transactions. Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act and that Mr. Boxun Zhang, Mr. Weibo Yin and Dr. Liping Zhang of our audit committee qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

On August 13, 2021, we engaged Shandong Haoxin Certified Accountants Co., Ltd. as our independent registered public accounting firm, in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2020. Shandong Haoxin Certified Accountants Co., Ltd. succeeds Ernst & Young Hua Ming LLP, which previously was the independent registered accounting firm providing audit services to us.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and Shandong Haoxin Certified Accountants Co., Ltd. for the periods indicated below.

	For the Year Ended
	December 31,
	2019	2020
	RMB	RMB	US$
		(in thousands)
Audit Fees(1)	5,632	9,600	1,471
Tax Fees(2)	191	—	—
Non-Audit Fees(3)	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting). In 2019, the audit fee included the fees billed for Singapore local annual audit fee.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance services for US Proton Therapy Holdings Ltd. (Delaware) and Concord Healthcare Singapore Pte. Ltd.
(3)	“Non-audit fees” represents the aggregate fees billed for professional services rendered by our independent advisory company for financial advisory service for Concord Medical Services Holdings Limited.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services, such as audit-related, tax and other services provided by a professional party.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 13, 2021, we engaged Shandong Haoxin Certified Accountants Co., Ltd. (“Haoxin”) as the Company’s independent registered public accounting firm, in connection with the audits of our consolidated financial statements for the fiscal year ended December 31, 2018, 2019 and 2020. On the same date, we dismissed Ernst & Young Hua Ming LLP (“EYHM”), which previously was our independent registered accounting firm. The change of independent registered public accounting firm was approved by the audit committee of our board of directors. The change was not made due to any disagreements between us and EYHM.

EYHM’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2018 and 2019 and the subsequent period through August 13, 2021, there have been no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between us and EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EYHM would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except as previously disclosed, there were three outstanding matters that requires further assessments with respect to (i) the Company’s ability to continue as a going concern, (ii) recoverability of a fund investment in distressed assets, and (iii) payments to a service provider partially owned by certain employees of the Company. The Company is late in completing its annual report on Form 20-F for the year ended December 31, 2020 with the Securities and Exchange Commission due to the above three outstanding matters. At the time of EYHM’s dismissal, we have not been able to resolve the above-mentioned matters to their satisfaction, and as a result, EYHM has not completed their audit of our consolidated financial statements as of and for the year ended December 31, 2020.

We provided a copy of this disclosure in Item 16.F to EYHM and requested that EYHM furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EYHM addressed to the SEC, dated October 15, 2021, is filed as Exhibit 15.2.

During each of the fiscal years ended December 31, 2018 and 2019 and the subsequent period prior to our engagement of Haoxin, neither we nor anyone on our behalf consulted Haoxin with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Haoxin concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing three Class A ordinary shares, are listed in the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange:

●	our board of directors does not consist a majority of independent directors;
●	we do not establish a corporate governance and nominating committee; and
●	our compensation committee does not consist entirely of independent directors.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

●	Consolidated Balance Sheets as of December 31, 2019 and 2020;
●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2019 and 2020;
●	Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020;
●	Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2018, 2019 and 2020; and
●	Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1

Form of American Depository Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2

Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3

Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.4 from our annual report on Form 20-F (File No. 001-34563) filed with the Securities and Exchange Commission on April 30, 2020)

4.1

2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2

Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.4

Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5

Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

8.1*	List of Subsidiaries and Consolidated Affiliate Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Shandong Haoxin Certified Accountants Co., Ltd.

15.2*	Letter dated as of October 15, 2021 from Ernst & Young Hua Ming LLP

15.3*	Letter dated as of October 15, 2021 from Shandong Haoxin Certified Public Accountants Co., Ltd.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*Filed with this annual report

**Furnished with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: October 15, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company has the following changes of its accounting methods and disclosures: (1) measurement of credit losses on financial instruments and the disclosure requirements for fair value measurement in the year ended December 31, 2020; (2)accounting for leases in the year ended December 31, 2019; (3)recognition of the income tax consequence of intra-entity transfer of assets, revenue from contracts with customers, the presentation of the cash flows and accounting for certain long-term investments in year ended December 31, 2018.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has capital commitments, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

●	Impairment of goodwill

Description of the Matter

At December 31, 2020, the Company’s goodwill was RMB213.7 million, which was entirely related to the domestic hospital business reporting unit. As discussed in Note 2 and 11 to the consolidated financial statements, the Company is required to perform impairment testing at least annually or more frequently when triggered by events or changes in circumstances that indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As a result of the impairment assessment, management determined no impairment was recognized for the domestic hospital business reporting unit’s goodwill during the year ended December 31, 2020.

Auditing management’s goodwill impairment assessment for the domestic hospital business reporting unit was complex due to the significant estimates and judgments involved in determining the fair value of the reporting unit, which is comprised of seven private hospitals, either in operation or under construction, in China. In particular, the determination of the fair value of the reporting unit was sensitive to significant assumptions, including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate, which may be significantly affected by unexpected changes in future economic and market conditions, including the impact of COVID-19, as well as regulatory requirements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the goodwill impairment assessment process, including testing controls over management’s review of the significant assumptions used in the goodwill impairment assessment.

To test the estimated fair value of the Company’s domestic hospital business reporting unit, our audit procedures included, among others, assessing methodologies and testing the significant assumptions and completeness and accuracy of the underlying data used by the Company in its analysis. For example, we evaluated management’s key assumptions used in the calculations, which included, among others, the revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate, by comparing them to external industry outlook reports and analyzing the historical accuracy of management’s estimates. We also performed a sensitivity analysis by assessing the changes to the fair value of the Company’s domestic hospital business reporting unit resulting from changes in the revenue growth rate and discount rate.

●	Impairment of long-lived assets

Description of the Matter

At December 31, 2020, the Company’s long-lived assets to be held and used in the Company’s business, comprising of property, plant and equipment, land use right, intangible assets and deposits for non-current assets were RMB3,770.1 million. As discussed in Notes 9, 10, 12 and 13 to the consolidated financial statements, the Company is required to evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. The Company’s long-lived assets at the lowest level of identifiable cash flows, which is at each individual hospital or cooperate center level. Due to the continuous losses of the Company’s business, management evaluated its long-lived assets for recoverability by comparing the sum of the estimated undiscounted future cash flows attributable to the asset groups to their carrying amounts. As a result of the impairment assessment, the Company recorded an impairment loss of RMB8.5 million which is the amount by which the carrying amount of the asset groups exceeded their estimated fair value based upon discounted cash flows, during the year ended December 31, 2020.

Auditing management’s impairment assessment of long-lived assets was complex due to the significant estimates and judgments involved in the projection of future cash flows used in the quantitative test of impairment and the significant assumptions used in estimating the fair values of long-lived assets for which impairment was indicated. In particular, these estimates are sensitive to significant assumptions, including revenue growth rate,  operating margin, capital expenditure and discount rate, which can be affected by expectations about future market and economic conditions, including the impact of COVID-19, as well as regulatory requirements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived assets impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above used in the impairment assessment.

To test the Company’s impairment assessment of the long-lived assets, our audit procedures included, among others, evaluating the significant assumptions used to develop the future undiscounted cash flows and testing the completeness and accuracy of the underlying data used in the projections by the Company. We assessed the significant assumptions used in the calculations which included, amongst others, the revenue growth rate, operating margin, capital expenditure and discount rate, by analyzing the historical accuracy of management’s estimates and comparing to current industry and economic trends, including the impact of COVID-19, against external sources. We also performed a sensitivity analysis by assessing the changes to the fair values of long-lived assets of the asset groups resulting from changes in the revenue growth rate and discount rate.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2021.

Weifang, People’s Republic of China

October 15, 2021

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		74,307	334,264	51,229
Restricted cash, current portion	5	—	4,661	714
Accounts receivable (net of allowance of RMB7,147 and RMB6,473 (US$992) as of December 31, 2019 and 2020, respectively)	6	73,731	77,375	11,858
Prepayments and other current assets (net of reserve of RMB9,013 and RMB12,528 (US$1,920) and including amounts due from related parties amounting to RMB3,833 and RMB1,845 (US$283) as of December 31, 2019 and 2020, respectively)	7	94,868	213,043	32,650
Inventories	8	4,341	21,610	3,312
Net investment in direct financing leases, current portion	10	35,240	25,045	3,838
Total current assets		282,487	675,998	103,601

Non-current assets:
Restricted cash, non-current portion	5	—	107,470	16,471
Property, plant and equipment, net	9	1,898,861	2,559,191	392,213
Right-of-use assets, net	10	647,080	639,967	98,079
Net investment in direct financing leases, non-current portion	10	27,084	13,720	2,103
Goodwill	11	210,443	213,656	32,744
Intangible assets, net	12	532,489	522,821	80,126
Deposits for non-current assets (net of reserve of RMB93,260 and RMB8,500 (US$1,303) as of December 31, 2019 and 2020)	13	624,132	247,837	37,983
Long-term investments	14	64,948	313,020	47,972
Other non-current assets	15	9,921	7,138	1,094
Prepayment for long term investment		—	33,720	5,168
Total non-current assets		4,014,958	4,658,540	713,953

Total assets		4,297,445	5,334,538	817,554

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		8,275	18,632	2,856
Accrued expenses and other liabilities	16	277,101	330,090	50,589
Income tax payable		752	858	132
Operating lease liabilities, current	10	12,884	13,661	2,094
Short-term bank and other borrowings (including loan from related party of Nil and RMB 3,191 as of December 31, 2019 and 2020, respectively)	18	285,500	24,481	3,752
Long-term bank and other borrowings, current portion (including loan from related party of RMB 10,120 and RMB 82,606 as of December 31, 2019 and 2020, respectively)	18	42,939	124,395	19,064
Total current liabilities		627,451	512,117	78,487

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of Nil and RMB 102,757 as of December 31, 2019 and 2020, respectively)	18	1,291,763	1,968,048	301,617
Deferred tax liabilities	20	165,438	153,339	23,500
Operating lease liabilities, non-current	10	218,817	223,478	34,250
Other long-term liabilities	21	104,738	76,726	11,758
Total non-current liabilities		1,780,756	2,421,591	371,125
Total liabilities		2,408,207	2,933,708	449,612

Commitments and contingencies	26
Contingently redeemable noncontrolling interest	1	1,909,606	2,913,675	446,540

Equity (deficit):
Class A ordinary shares (par value of US$0.0001 per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2019 and 2020; outstanding shares-84,454,047 and 84,463,737 as of December 31, 2019 and 2020, respectively)	17	68	68	10
Class B ordinary shares (par value of US$0.0001 per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2019 and 2020; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2019 and 2020, respectively)	17	37	37	6
Treasury stock (12,111,537 and 12,101,847 shares as of December 31, 2019 and 2020, respectively)		(8)	(8)	(1)
Additional paid-in capital		1,759,941	1,840,026	281,996
Accumulated other comprehensive loss		(97,285)	(46,429)	(7,116)
Accumulated deficit		(1,785,517)	(2,456,649)	(376,498)

Total Concord Medical Services Holdings Limited shareholders’ deficit		(122,764)	(662,955)	(101,603)
Noncontrolling interests		102,396	150,110	23,005

Total deficit		(20,368)	(512,845)	(78,598)

Total liabilities, mezzanine equity and deficit		4,297,445	5,334,538	817,554

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenues, net of value-added tax	23	190,898	198,363	223,011	34,178
Equipment leasing revenues		76,723	58,559	52,906	8,108
Services and other revenues (including revenue from related parties amounting to RMB9,141, RMB5,081, and nil for the years ended 2018, 2019 and 2020)		99,117	117,027	140,050	21,464
Medicine income		15,058	22,777	30,055	4,606
Cost of revenues		(171,136)	(214,193)	(209,928)	(32,173)
Cost of equipment leasing		(63,125)	(77,730)	(36,911)	(5,657)
Cost of services and other		(100,232)	(119,096)	(143,443)	(21,984)
Cost of medicine sold		(7,779)	(17,367)	(29,574)	(4,532)
Gross profit (loss)		19,762	(15,830)	13,083	2,005
Operating expenses:
Selling expenses		(21,718)	(30,241)	(25,761)	(3,948)
General and administrative expenses		(291,854)	(315,134)	(294,823)	(45,184)
Impairment of long-lived assets		(5,433)	(76,089)	(8,500)	(1,303)

Operating loss		(299,243)	(437,294)	(316,001)	(48,430)
Interest expense (including interest expense to related party amounting to RMB193, RMB151 and RMB41,918 (US$6,219) for the years ended December 31, 2018, 2019 and 2020, respectively)		(46,232)	(28,700)	(81,359)	(12,469)
Foreign exchange gain (loss) , net		36,531	34,990	(58,686)	(8,994)
Gain (loss) on disposal of long-lived assets		4,711	(1,299)	677	104
Interest income (including interest income from related party amounting to RMB285, RMB206 and RMB127(US$19) for the years ended December 31, 2018, 2019 and 2020, respectively)		14,168	9,165	8,440	1,293
Income (loss) from equity method investments		(20,747)	(5,078)	6,021	923
Gain (loss) on disposal of subsidiaries	4	3,341	—	(14,894)	(2,283)
Other income, net		34,206	37,138	6,312	967
Gain on disposal of an equity method investment	14	48,019	—	7,837	1,201

Loss before income tax		(225,246)	(391,078)	(441,653)	(67,688)
Income tax (expenses) benefit	20	(34,051)	38,986	37,624	5,766

Net loss		(259,297)	(352,092)	(404,029)	(61,922)

Net loss attributable to noncontrolling interests		(24,422)	(45,043)	(94,040)	(14,412)
Net loss attributable to Concord Medical Services Holdings Limited		(234,875)	(307,049)	(309,989)	(47,510)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	28	(2.76)	(4.24)	(5.11)	(0.78)
Weighted average number of class A and class B ordinary shares outstanding:
Basic and diluted	28	130,104,787	130,238,498	131,053,858	131,053,858

Other comprehensive income (loss), net of tax of nil
Foreign currency translation, net tax of nil		(41,203)	(8,664)	50,856	7,794

Total other comprehensive income (loss), net of tax		(41,203)	(8,664)	50,856	7,794

Comprehensive loss		(300,500)	(360,756)	(353,173)	(54,128)

Comprehensive loss attributable to noncontrolling interests		(22,902)	(43,930)	(94,040)	(14,412)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(277,598)	(316,826)	(259,133)	(39,716)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(259,297)	(352,092)	(404,029)	(61,922)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation (note 22)	11,139	20,593	20,621	3,160
Loss in derecognition of underlying assets at sales-type lease commencement (note 10)	—	21,229	—	—
Depreciation of property, plant and equipment (note 9)	40,855	44,358	55,030	8,434
Amortization of intangible assets (note 12)	4,161	11,995	15,756	2,415
Amortization of land lease payments (note 10)	9,610	9,462	9,513	1,458
Lease expense to reduce operating lease ROU	—	16,698	23,030	3,530
(Income) loss from equity method investments	20,747	5,078	(6,021)	(923)
(Gain) loss on disposal of long-lived assets	(4,711)	1,299	(677)	(104)
Deferred tax expense	7,502	(22,458)	(13,347)	(2,046)
Allowance for doubtful accounts, net	10,605	24,544	6,058	928
Impairment of long-lived assets	5,433	76,089	8,500	1,303
Impairment of Inventories	1,702	890	—	—
Interest and consultation expenses	46,232	53,229	81,359	12,469
(Gain) loss on disposal of subsidiaries (note 4)	(3,341)	—	14,894	2,283
Gain from disposal of an equity method investment (note 14)	(48,019)	—	(7,837)	(1,201)
Gain from revaluation of previously held equity interests (note 14)	(28,846)	(31,898)	—	—
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	48,384	3,574	(6,167)	(945)
Prepayments and other current assets	(9,876)	11,047	(82,497)	(12,643)
Inventories	1,803	(1,827)	(14,446)	(2,214)
Other non-current assets	41,081	1,860	392	60
Accounts payable	530	2,840	11,119	1,704
Accrued expenses and other liabilities	51,879	(60,947)	15,171	2,326
Deferred revenue	13,269	953	84,543	12,957
Income tax payable	(45,719)	(3,010)	105	16
Accrued unrecognized tax benefit	46,286	(16,204)	(28,012)	(4,292)
Operating lease liabilities	—	(12,649)	(12,824)	(1,965)

Net cash used in operating activities	(38,591)	(195,347)	(229,766)	(35,212)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(252,250)	—	—	—
Redemption of short-term investments	202,250	50,000	—	—
Purchase of land use right	—	—	(7,170)	(1,099)
Investment in equity method investees	(15,000)	—	(163,844)	(25,110)
Prepayments for long-term investments	—	—	(28,490)	(4,366)
Settlement of investment in CMCC	—	(105,119)	—	—
Acquisitions of business, net of cash acquired	(528,740)	(420,559)	(8,336)	(1,278)
Acquisitions of property, plant and equipment	(165,596)	(232,691)	(168,023)	(25,751)
Acquisitions of intangible assets	(1,779)	(576)	(1,028)	(158)
Deposits for the purchases of property, plant and equipment	(598,800)	(468,234)	(336,681)	(51,599)
Refund from deposits for the purchases of property, plant and equipment	9,844	15,000	—	—
Proceeds from disposal of an equity method investment (note 14)	212,855	6,779	33,020	5,061
Proceeds from disposal of property, plant and equipment	112,955	69,335	271	42
Proceeds from disposal of intangible assets	2,563	—	—	—
Proceeds from principal portion of direct financing leases	9,717	14,558	24,842	3,807
Proceeds from disposal of a subsidiary	—	—	201,554	30,890
Cash distribution from equity method investments	11,626	—	—	—
Purchase of available-for-sale debt securities	—	—	(80,000)	(12,261)

Net cash used in investing activities	(1,000,355)	(1,071,507)	(533,885)	(81,822)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	726,746	285,500	740,434	113,477
Proceeds from long-term bank and other borrowings	472,607	934,406	857,110	131,358
Borrowings from related parties (note 24)	174,314	—	26,560	4,070
Repayment of secured borrowings	(243,268)	—	—	—
Repayment of short-term bank and other borrowings	(864,251)	(442,817)	(1,029,176)	(157,728)
Repayment of long-term bank and other borrowings	(504,792)	(253,828)	(241,825)	(37,061)
Purchase of subsidiary shares from noncontrolling interests	(58,314)	(9,993)	(25,653)	(3,931)
Capital injection from a noncontrolling interests in a subsidiary	—	—	110,852	16,989
Proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary	1,500,000	—	700,000	107,280

Net cash generated from financing activities	1,203,042	513,268	1,138,302	174,454

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	459	1,161	(2,563)	(394)
Net increase (decrease) in cash	164,555	(752,425)	372,088	57,026
Cash and cash equivalents and restricted cash at beginning of the year	662,177	826,732	74,307	11,388
Cash and cash equivalents and restricted cash at end of the year	826,732	74,307	446,395	68,414
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	404,742	74,307	334,264	51,229
Restricted cash, current portion	421,990	—	4,661	714
Restricted cash, noncurrent portion	—	—	107,470	16,471
Total cash and cash equivalents and restricted cash	826,732	74,307	446,395	68,414

Supplemental schedule of major cash flows information:
Income tax paid	(36,559)	(17,267)	(3,259)	(499)
Interest paid	(59,492)	(64,250)	(73,848)	(11,318)
Supplemental schedule of major non-cash activities:
Acquisition of investment through effective settlement in other receivables, advance to suppliers and other payables (note 4)	—	685,669	602	92
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	205,816	388,960	704,312	107,941
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in accrued expense and other liabilities	22,747	29,632	50,736	7,776

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
					Accumulated				Contingently
	Number of			Additional	other			Total	redeemable
	ordinary	Ordinary	Treasury	paid-in	comprehensive	Accumulated	Noncontrolling	equity	noncontrolling
	shares	shares	stock	capital	loss	deficit	interests	(deficit)	interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	130,091,977	105	(8)	1,860,763	(47,418)	(879,393)	80,869	1,014,918	—
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	5,632	—	5,632	—
Net loss	—	—	—	—	—	(234,875)	(24,422)	(259,297)	—
Other comprehensive income	—	—	—	—	(41,203)	—	1,527	(39,676)	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(124,355)	3,989	(120,366)	120,366
Share-based compensation	—	—	—	11,139	—	—	—	11,139	—
Contribution from contingently redeemable noncontrolling interests	—	—	—	—	—	—	—	—	1,500,000
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	—	(35,770)	—	—	(22,545)	(58,315)	—
Restricted shares vested	86,400	—	—	—	—	—	—	—	—
Acquisition of noncontrolling interests	—	—	—	—	—	—	99,480	99,480	—
Modification of noncontrolling interests	—	—	—	(77,195)	—	—	(22,805)	(100,000)	100,000

Balance as of December 31, 2018	130,178,377	105	(8)	1,758,937	(88,621)	(1,232,991)	116,093	553,515	1,720,366

Balance as of January 1, 2019	130,178,377	105	(8)	1,758,937	(88,621)	(1,232,991)	116,093	553,515	1,720,366
Net loss	—	—	—	—	—	(307,049)	(45,043)	(352,092)	—
Other comprehensive income	—	—	—	—	(8,664)	—	1,113	(7,551)	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(245,477)	56,237	(189,240)	189,240
Share-based compensation	—	—	—	20,593	—	—	—	20,593	—
Contribution from noncontrolling interests	—	—	—	7	—	—	4,585	4,592	—
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	—	(19,596)	—	—	(30,589)	(50,185)	—
Restricted shares vested	63,618	—	—	—	—	—	—	—	—

Balance as of December 31, 2019	130,241,995	105	(8)	1,759,941	(97,285)	(1,785,517)	102,396	(20,368)	1,909,606

Balance as of January 1, 2020	130,241,995	105	(8)	1,759,941	(97,285)	(1,785,517)	102,396	(20,368)	1,909,606
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	(1,223)	—	(1,223)	—
Net loss	—	—	—	—	—	(309,989)	(94,040)	(404,029)	—
Other comprehensive income	—	—	—	—	50,856	—	—	50,856	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(359,920)	87,266	(272,654)	272,654
Share-based compensation	—	—	—	20,621	—	—	—	20,621	—
Contribution from noncontrolling interests	—	—	—	59,464	—	—	51,410	110,874	—
Contribution from contingently redeemable noncontrolling interests	—	—	—	—	—	—	—	—	731,415
Acquisition of additional shares of non-wholly owned subsidiary	—	—	—	—	—	—	3,078	3,078	—
Restricted shares vested	9,690	—	—	—	—	—	—	—	—

Balance as of December 31, 2020	130,251,685	105	(8)	1,840,026	(46,429)	(2,456,649)	150,110	(512,845)	2,913,675

Balance as of December 31, 2020 (US$)	130,251,685	16	(1)	281,996	(7,116)	(376,498)	23,005	(78,598)	446,540

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

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, provision of management services to hospitals and provision of premium cancer and proton treatment services. During the year ended December 31, 2020, Concord Healthcare Singapore Pte. Ltd (“CHS”) has been disposed. This disposal does not represent a strategic shift on the Company’s major business and have no major effect on the Company’s results of operations respectively. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed entity are not required to be reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

(a)Details of the Company’s principal subsidiaries as of December 31, 2020 are as follows:

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”)**	February 21, 2008	PRC	49.44%	Leasing of medical equipment and provision of management services
Shanghai Medstar Financial Leasing Company Limited ("Shanghai Medstar")	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
Meizhong Jiahe Medical Science & Technology Development Group Co., Ltd. (“Meizhong Jiahe”) *	July 23, 2008	PRC	49.44%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”)**	July 26, 2007	PRC	49.44%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Concord Cancer Center Co., Ltd ("Guangzhou Concord Cancer Hospital")**	June 29, 2011	PRC	39.55%	Medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	100%	Investment holding
Shanghai Concord Cancer Center Co., Ltd (“SHC”)**	March 17, 2014	PRC	49.75%	Medical treatment and service business
Datong Meizhong Jiahe Cancer Center (“DTMZ”)**	October 23, 2014	PRC	49.44%	Medical treatment and service business
Wuxi Concord Medical Development Ltd. ("Wuxi Concord”)	December 29, 2015	PRC	100%	Provision of management services

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Beijing Concord Medical Technology Ltd.(“BJCMT”)	January 4, 2016	PRC	100%	Provision of management services
Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”) (note 4)	October 8, 2018	PRC	100%	Investment holding
Beijing Century Friendship Science & Technology Development Co., Ltd (“Beijing Century Friendship”) (note 4)**	October 8, 2018	PRC	49.44%	Provision of management services and investment holding
Beijing Proton Medical Center Co., Ltd (“BPMC”) (note 4)	October 8, 2018	PRC	52.19%	Medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”) (note 4)**	October 8, 2018	PRC	46.30%	Medical treatment and service business
Tianjin Jiatai Entity Management Limited Partnership ("Tianjin Jiatai") (note 4)	November 18,2019	PRC	100%	Investment holding
Shanghai Rongchi Medical Management Limited ("SH Rongchi") (note 4)	November 18,2019	PRC	100%	Investment holding and provision of management services
Oriental Light Group Limited ("Oriental") (note 4)	November 18,2019	BVI	100%	Investment holding
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. ("SH MZJH") (note 4)	November 18,2019	PRC	89.10%	Medical treatment and service business
Wuxi Meizhong Jiahe Cancer Center Co., Ltd. ("Wuxi MZJH") (note 4)	November 18,2019	PRC	98.64%	Medical treatment and service business
Heze Meizhong Jiahe Cancer Center Co., Ltd. ("Heze MZJH") (note 4)	November 18,2019	PRC	100%	Medical treatment and service business
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	100%	Investment holding
Guangzhou New Spring Hospital Management Ltd. ("New Spring Management")	April 21, 2020	China	70%	Investment holding
Guangzhou New Spring Medical Cancer Ltd ("New Spring Clinic")	April 21, 2020	China	70%	Medical treatment and service business

*  On March 26, 2018, July 10, 2018 and on April 7, 2020, the Group entered into agreements with CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), together with six other investors (“Other Investors”) and CITIC Industrial Investment Group Limited (“CITIC Industrial”). Pursuant to the agreements, CICC Capital, Other Investors and CITIC Industrial make a strategic investment and subscribe new issued 60,000,000, 40,000,000 and 38,888,888 shares of the Group’s subsidiary MHM, with total consideration of RMB1,500,000 and RMB700,000.

Pursuant to the agreement, CCIC Capital, Other Investors and CITIC Industrial can request the Group to redeem their interests in MHM upon the occurrence of certain events (i.e. failure to complete a qualified IPO by June 30, 2024). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of MHM, the noncontrolling interests of CCIC Capital, Other Investors and CITIC Industrial are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

After the completion of all transactions mentioned above, the Group’s equity shares in MHM had been diluted from 85.34% to 49.44%. On December 1, 2020, the Group further obtained declaration from one of the noncontrolling shareholder of MHM, pursuant to which the noncontrolling shareholder delegates its 2.36% voting rights in the general meeting of shareholders of MHM to the Group irrevocably during the period it owns the share interest in MHM. The Group remained control of MHM since it is entitled to 51.8% of the voting right of MHM and it is entitled to delegate 5 out of 9 directors in the board of MHM.

** Aohua Technology, Yundu, Guangzhou Concord Cancer Hospital, SHC, Beijing Century Friendship and CMCC are subsidiaries of MHM.

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

Establishment of offshore fund

In November 2016, the Company entered into a framework agreement with ZR Guofu to establish an offshore fund Zhongrong International Growth Fund SPC-ZR Concord Healthcare Investment Fund SP ("SP"), for the purpose of acquiring several hospital businesses of the Group, including 100% shares of CHS through China Medstar, 70% shares of Guangzhou Concord Cancer Hospital through CMS Holdings and 59.51% shares of PTC-Houston Management, LP (“PTC”) through Proton (BVI), collectively the “CCM Hospital Businesses”. ZR Guofu will provide management and consultation services on the funds and the Group will continue to manage the CCM Hospital Businesses. ZR Guofu subscribes Class A shares of SP with a consideration of RMB521,396, while the Group subscribes Class B shares of the SP using 1) creditor’s rights of RMB166,299 due from CCM Hospital Business and 2) RMB7,500 cash as consideration.

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

In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable noncontrolling interest in SP to Tianjin Jiatai. In December 2017, CMS Holdings redeemed the mandatory redeemable noncontrolling interest from ZR Guofu of RMB97,106 to withdraw the CCM Hospital Businesses. On November 29, 2018, the PTC business had been disposed by Proton (BVI) (note 14). On November 19, 2020, CHS had been disposed by China Medstar (note 4).

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

Repurchase of offshore fund

During 2019, Tianjin Jiatai made total capital injections of RMB34,540 (US$5,105) to SH MZJH, leading to an increase in Tianjin Jiatai’s holding interest from 56.77% to 78.34%.On July 22, 2019, Wuxi Concord entered into an agreement with Tianjin Jiatai, to purchase all its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. After the acquisition, Wuxi MZJH became a wholly owned subsidiary of the Group. On August 23, 2019, Wuxi Concord further injected capital of RMB82,100 to Wuxi MZJH. On November 13, 2019, Guofu Huimei entered into agreements with ZR Guofu, pursuant to which ZR Guofu would withdraw its investment of 77.18% equity interests in Tianjin Jiatai at a consideration of RMB421,730. As a result of ZR’s withdrawal, the Group became the sole shareholder of Tianjin Jiatai and its subsidiaries, SH MZJH,  Heze MZJH, SH Rongchi and Oriental, including Wuxi MZJH (collectively, the “Tianjin Jiatai Group”). The transaction is accounted for as a business acquisition of Tianjin Jiatai Group by the Group (note 4).

Immediately prior to the acquisition of Tianjin Jiatai Group on November 18, 2019, the rights to the mandatory redeemable to noncontrolling interest in SP held by Tianjin Jiatai amounted to RMB434,216. The mandatorily redeemable noncontrolling interest , being a preexisting relationship between the parties, was settled as a result of the business combination. Upon the completion of the acquisition and the settlement of mandatorily redeemable noncontrolling interest , SP is no longer a VIE. On September 25, 2020, SP terminated all its business and completed its cancellation of business registration.

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

Recently adopted accounting pronouncements

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in ASC Topic 326, Credit Losses (“ASC 326”). ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB1,223, representing the allowance for credit losses for account receivable, other current assets and net investment in direct financing lease and corresponding deferred tax impact.

The Group maintains an allowance for credit losses for accounts receivable and other receivables included in prepayments and other current assets, which is recorded as an offset to accounts receivable and other receivables included in prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as "General and administrative expenses" in the consolidated statements of comprehensive loss. When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. The provision for expected credit losses is estimated based on the types of receivables and relevant customers, management’s experience with collection trends and the current and expected economic and business conditions. The Group evaluates the provision for expected credit losses on a regular basis and adjusts the provision based on changes in the customers’ circumstances and other available information. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable and other receivables included in prepayments and other current assets, credit quality of the Group's customers or creditors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer's ability to pay. The significant assumptions used including the disaggregation criteria and the estimated loss rates related to account receivables, and the credit rating of debtors probability of default and loss rates given default related to other receivables.

Adoption of ASU 2018-13

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. The added disclosure requirements and the modified disclosure on the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Company adopted this standard on January 1, 2020. There was no material impact to the Company's financial position or results of operations upon adoption.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Going Concern

The Company experienced net loss from continuing operations of RMB259,297, RMB352,092, RMB404,029 (US$61,922) for the years ended December 31, 2018, 2019 and 2020, respectively, and negative cash flows from operating activities of approximately RMB195,347 and RMB229,766 (US$35,212) for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the Company had cash position of RMB334,264 (US$51,229), working capital of RMB163,881 (US$25,114), an accumulated deficit of RMB2,456,649(US$376,498).

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. In 2021, the Company had successfully completed the following financing activities to improve its liquidity: (1) the Company received capital injection from several investors for RMB400,000 (US$61,304) into the Company’s subsidiary by the date of this report; (2) the Company issued convertible bonds for approximately RMB 97,875 (US$15,000) to two investors in August, 2021; (3) the Company obtained credit facilities and loans that provided by several banks in the PRC for about RMB 418,366 (US$64,118) by the date of this report. Meanwhile, the Company plans to seek additional equity financing from new investors into its hospital business operation. Therefore, management believed that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. However, there can be no assurance that capital will be available as necessary to meet the Company’s capital commitment on the investment in the hospital business, or, if the capital is available, that it will be timely and on terms acceptable to the Company.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, management is of the opinion that the Company has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the accompanying financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, impairment of long-lived assets and goodwill, expected credit losses for accounts receivable and other receivables included in prepayments and other current assets, purchase price allocation, fair value measurement of retained noncontrolling interest after losing control of subsidiary, measurement of avaiavle for sale debt securities, unrecognized tax benefits, realization of deferred tax assets, share-based compensation expenses, incremental borrowing rate of right-of-use assets and related lease obligation. Actual results could materially differ from those estimates.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.525 to US$1.00 on December 31, 2020 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Comparative Information

Certain items reported in the prior year's consolidated statements have been reclassified to conform with the current year's presentation to facilitate comparison.

Business combination and noncontrolling interests

The Group accounts for business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. ASC 805 requires the Group to recognize separately from goodwill the assets acquired, the liabilities assumed and the noncontrolling interest at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where the Group acquires less than 100% ownership interest, the Group will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by the Group for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating the Group to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance-based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the Company’s statements of comprehensive income (loss) until such time as to when the contingency is resolved. Where the fair value of the net assets acquired exceeds the consideration paid, a gain as a result of the bargain purchase will be recognized through the consolidated statements of comprehensive loss at the close of the transaction.

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

Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Group’s short-term and long-term borrowings and was recorded under non-current on the classification of the underlying bank borrowings (note 18). Such restricted cash is not available to fund the general liquidity needs of the Group.

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

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value,equity method investments and available-for-sale debt securities.

The Group adopted ASC 321, Investments-Equity Securities, (“ASC 321”) on January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit was not material. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”), the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. The Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value if the investment’s fair value is less than carrying value.

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

Debt securities that the Group has the intent to hold the security for a long period or may sell the security in response to the changes in economic conditions are classified as available-for-sale. The Company reported it at fair value which was estimated using the net asset value in accordance with  ASC 820-10-15-4 and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Upon sale, realized gains and losses are reported in net income.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2019, the Group has three reporting units consisting of network business, domestic hospital business and overseas hospital business. As of December 31, 2020, after the disposal of the CHS, the Group divided its business into two reporting units, including network business and hospital business. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2019 and 2020 was assigned to domestic hospital business reporting unit.

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

For the year ended December 31, 2019 and 2020, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The Company considered the future discounted cash flows expected to be generated by the hospital business to determine the fair value of the reporting unit. In determine the fair value of the reporting unit, the Company estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, including the impact of COVID-19, as well as regulatory requirements. As of December 31, 2019 and 2020, the fair value of the reporting unit that the goodwill was assigned to exceeded its carrying amount, therefore, goodwill was not impaired and the Company was not required to perform further testing.

Accounts receivable and credit losses for doubtful accounts

Accounts receivable are recognized and carried at the original invoiced amount less allowance for credit losses. An estimate for the allowance for credit losses is discussed above ("Adoption of ASU 2016-13"). The receivable balances are written off when they are deemed uncollectible. The Group generally does not require collateral from its customers.

Inventories

Inventories, consisting of medicine, medical supplies and low-value consumables, are accounted for using the individual pricing method, and are valued at the lower of cost or market.

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

Leases

Lessee Accounting

The Group leases office space, and land use rights. The Group’s offices leases generally have lease terms between 1 to 20 years. The Group’s lease agreements include fixed and variable lease payments and do not contain material residual value guarantees. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligation. The Group also makes upfront payments to acquire the leased land from the owners, with lease periods of 50 years (“land use right”). There is no ongoing payment under the terms of these land use rights.

The Group determines if an arrangement is a lease at inception and classifies leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25-2. The Group classifies a lease as a finance lease if the lease meets any one of the following criteria:

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

i.Sales-type lease income

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

ii.Operating lease income

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

iii.Direct financing lease income

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated
residual
Category	Estimated useful life	value
Buildings	20‑50 years	—
Medical equipment*	5‑20 years	—
Electronic and office equipment	3‑5 years	—
Motor vehicles	5 years	—
Leasehold improvement and building improvement	shorter of lease term or 5 years	—

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2018, 2019 and 2020 total interest costs incurred amounted to RMB101,717, RMB110,319 and RMB148,642, (US$22,780), respectively, in which interest costs capitalized amounted to RMB55,485, RMB81,619 and RMB67,283 (US$10,312), respectively.

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

Estimated
useful life
Operating license	20 years
Favorable leases	12-17 years
Customer relationship	5‑16 years
Operating leases	9‑16 years
Software	3‑5 years

Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or market prices, management utilizes significant assumptions including revenue growth rate operating margin, capital expenditure and discount rate. These assumptions might be affected by expectations about future market and economic conditions, including the impact of COVID-19, as well as regulatory requirements.

Impairment loss on long-lived assets of RMB5,433, RMB76,089 and RMB8,500 (US$1,303) was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. When a corporation's stock is repurchased for constructive retirement with or without an intention to retire the stock formally in accordance with applicable laws, an excess of par or stated value over the cost of treasury shares shall be credited to additional paid-in capital.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, certain other current assets, net investment in direct financing leases, certain long-term investments, certain other non-current assets, short-term and long-term bank and other borrowings, accounts payables, certain other current liabilities, dividend payable and certain other long-term liabilities. The carrying amounts of the Group’s cash and cash equivalents, accounts receivable, certain other current assets and accounts payable approximate fair value because of their short maturities.  The avaiable for sale debt securities  are recorded at fair value that measured using net asset value per share  as a practical expedient shall not be categorized within the fair value hierarchy in accordance with ASC 820-10-35-54B. . The carrying amounts of the Group’s short-term and long-term bank and other borrowing and secured borrowings mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value.

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

ASC 606 revenue

i.Management Services and Technical Services

The Group provides stand-alone management and technical services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment. Combining our management services and technical services, our planned cloud system solutions provides a more comprehensive set of services, from pre-purchasing consultation to equipment installation and maintenance. The fees for management and technical services are calculated based on a predetermined percentage of monthly revenue generated by the hospital unit or in limited instances on a fixed monthly fee. Variable fees are fully constrained at contract inception due to the uncertainty of the hospital units’ monthly revenue.  Variable fees are included in the transaction price when a significant reversal of revenue recognized is not expected to occur, typically upon receipt of the monthly revenue statement from hospitals.  Fixed monthly fees are recognized ratably over the service term.

ii.Medical equipment and consumable sales

Medical equipment sales represented sales of different sets of medical facilities like CT machines, DR machines and respirators to procurement agent of the hospitals in PRC. Consumable sales represented the sales of surgical supplies to certain hospitals in PRC. For most of the medical equipment sales contracts, the Group is primarily responsible for fulfilling the promise to provide the specified medical equipment with the inventory risk before the equipment has been transferred, and the Group also has the discretion in establishing the price. As a result, the Group acts as a principal under these contracts and management recognizes revenue on a gross basis. While under some of the medical equipment and consumable sales contracts, the Group acts primarily as a reseller and does not have pricing authority or have title to the inventory prior to delivery to the hospital. The Group is an agent and generally records revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable.

iii.Brand royalty fees

Brand royalty fees represented the right to use the brand of Meizhong Jiahe by several newly set-up specialty cancer hospitals on a fixed annual fee. Fixed annum fees are recognized ratably over the service term.

iv.Medical service

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

v.Medicine income

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

(4) Cost of medical equipment and consumables sales

Cost of equipment and consumables sales, recorded either gross or net against the related revenue, includes the cost of the medical equipment and consumables purchased, and other direct costs involved in the consumables sales.

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

The Group adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense. The adoption of this accounting standard resulted in an adjustment to beginning accumulated deficit for deferred tax liability and beginning accumulated deficit. This deferred tax liability is entirely offset and therefore resulted in a change to beginning accumulated deficit. The cumulative effect of changes made to our consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016 16 was RMB5.6 million.

In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax positions which are included in the “accrued expenses and other liabilities” account and “accrued unrecognized tax benefits and surcharges, non-current portion” accounts are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Loss per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic loss per ordinary share for continuing operations is computed by dividing loss for continuing operations attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Basic loss per ordinary share for discontinuing operations is computed by dividing loss for discontinuing operations attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share for continuing operations is calculated by dividing net loss for continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method and the ordinary shares issuable upon the conversion of convertible debt instruments, using if-converted method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

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

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who is also the executive chairman of the board of directors. The Group’s CODM evaluates segment performance based on revenues and profit by the network and hospital segments. After the disposal of CHS on November 19, 2020, the Group’s hospital reporting segment is only consisted of hospitals located in the PRC. Substantially all of the Group’s revenue and long-lived assets (mainly include property, plant and equipment) are derived from the PRC.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Impact of COVID-19

During the year ended December 31, 2020, the Company’s operations has been affected by the COVID-19 pandemic. The Company’s revenues in network operation segment declined compared to the prior period mainly due to quarantine in hospitals and decreasing willing in cancer treatment demand in private hospitals. The Company has also provided additional credit losses for accounts receivable and recognized impairment charges on its long-lived assets in the year ended December 31, 2020, due to the impact of COVID-19 and other factors.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change and demand in cancer treatment in private hospitals, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium entities, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

Recent accounting pronouncement pending adoption

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for PBEs for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect any material impact on the consolidated statements as a result of adopting the new standard.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) ("ASU 2020-01"), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company does not expect any material impact on the consolidated statements as a result of adopting the new standard.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity. ASU 2020-06 simplifies an issuer's accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company's fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

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

As of December 31, 2020, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America and in Singapore, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 35.0% 34.6% and 25.85% for the years ended December 31, 2018, 2019 and 2020, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 90%, 97%and 95% of total medical equipment and construction purchases of the Group for the years ended December 31, 2018, 2019 and 2020, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. The depreciation (appreciation) of the RMB against US$ was  5.7%,1.3% and (6.3)% during the years ended December 31, 2018, 2019 and 2020, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

4.     ACQUISITIONS AND DISPOSALS

For the year ended December 31, 2018

Acquisition of Guofu Huimei, Beijing Century Friendship, BPMC and CMCC

In June 2018, MHM, a subsidiary of the Group entered into separate agreements with Guofu Huimei, an equity investee of the Group, to purchase all its 78.31% equity interests in Beijing Century Friendship which holds 55% equity interests of BPMC and 54.8% equity interests of CMCC at consideration of RMB 388,500 and RMB182,100, respectively. The consideration was paid in June 2018 and July 2018 and related commercial registration was completed on July 26, 2018 and October 8, 2018, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, according to which ZR Guofu will withdraw its original investments in Guofu Huimei, amounting to RMB746,000, then the Group became the sole shareholder of Guofu Huimei after ZR Guofu's investment withdrawn in July 2018 and commercial registration completed on September 3, 2018.

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

For the year ended December 31, 2019

Acquisition of Tianjin Jiatai, SH Rongchi, Oriental, Heze MZJH, Wuxi MZJH and SH MZJH (“Tianjin Jiatai Group”)

On July 22, 2019, Wuxi Concord entered into an agreement with Tianjin Jiatai, to purchase its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. On September 19, 2019, Guofu Huimei entered into an agreement with ZR Guofu to purchase its investment of 77.18% equity interests in Tianjin Jiatai Group at a cash consideration of RMB421,730 (US$60,578). The above transactions are entered into in conjunction of each other and therefore, are accounted for as a single transaction.On November 13, 2019, ZR Guofu signed another agreement with the Group and Tianjin Jiatai Group to withdraw from Tianjin Jiatai Group. As a result of ZR Guofu’s withdrawal, the Group became the sole shareholder of Tianjin Jiatai Group. The Group completed the related commercial registration on November 18, 2019. The Group consolidated Tianjin Jiatai Group upon the commercial registration completed. The Group expects the acquisition to support its strategy to develop specialized hospital chains in cancer and oncology treatment services, including diagnostic imaging, radiation oncology treatment and medical oncology treatment.

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

The aggregate purchase price allocation includes acquisition of certain entities which were equity method investees of the Group prior to the acquisitions and settlement of pre-existing receivables and payable between the Tianjin Jiatai Group and the Group. The Group recorded a re-measurement gain relating to its pre-existing equity interest of RMB31,898 (US$ 4,582) as other income in the consolidated income statement for the year ended December 31, 2019. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition. The fair value of the previously held equity interests was estimated based on the purchase price per share as of the acquisition date.  Further the acquisition effectively settled preexisting receivables and payables between the Group and the acquired entities.  The following is a reconciliation of the total purchase consideration for the acquisition:

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

For the year ended December 31, 2020

Acquisition of New Spring Group

In March 2020, MHM entered into a share purchase agreement with a third party, Guangzhou New Spring Hospital Management Co., Ltd (“New Spring Management”), to purchase 70% or 14,000,000 shares of New Spring Management with a consideration of RMB8,400. The business substance of the purchase was to acquire Guangzhou New Spring Hospital Clinic (“New Spring Clinic”), which was a wholly owned subsidiary of New Spring Management located in downtown Guangzhou, to attract more patients for the Group’s self-built cancer hospital in the suburb of Guangzhou.

According to the agreement, the first to third instalment amounted to RMB7,560 in aggregate and was fully paid by MHM on the acquisition date, while the remaining RMB840 had been paid 6 months after the acquisition date as the original shareholder has fulfilled their obligation related to the acquisition. The acquisition date was on April 21, 2020 when the change of New Spring Management’s register information was completed. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

The purchase price allocation was as follows:

RMB
Cash consideration in agreement	8,400
Non-controlling interest	3,078
Total	11,478

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

The Group, with the assistance of an independent third-party valuation firm, assessed the fair values of the acquired identifiable assets and liabilities assumed. The following table summarizes the purchase consideration and fair values of the assets acquired and liabilities assumed as of the acquisition date:

RMB
Current assets	424
Property, plant and equipment, net	3,281
Intangible assets	5,053
Goodwill	3,213
Long-term deferred and other non-current	1,202
Current liabilities	(445)
Deferred tax liabilities	(1,250)
Total	11,478

Disposal of CHS

According to SPA, the share transfer price only included cash consideration of RMB 247,803, no other tangible or intangible assets, financial instruments or contingent consideration were specified. The cash consideration was firstly net off by settlement of the intercompany balance due from CHS of RMB602. The Group further paid a commission fee directly related to the transaction of RMB44,039, which was also accounted for a net off the cash consideration. Management evaluated the valuation of the retained 10% noncontrolling investment with the assistance of external valuer. As the transaction was not a related party transaction, the transfer price was considered a fair reflection of the 90% of the entity value. The valuer further considered the discount rate lack of control “DLOC” by comparing similar business combination cases in the same healthcare industry. The DLOC was finalized at 17% and the valuation of the retained noncontrolling investment was determined at RMB 22,925. There was no noncontrolling interest in CHS before the transaction. The carrying amount of the assets and liabilities of CHS was RMB235,714. With a foreign currency translation of RMB5,267, as a result, a loss on disposal of CHS of RMB14,894 was recognized in the consolidated statements of comprehensive loss for 2020.

This disposal does not represent a strategic shift on the Company’s major business and have no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

The breakdown of assets and liabilities as of November 19, 2020 (the disposal date), were as follows:

	RMB	US$
Current assets	4,909	752
Other non-current assets	257,368	39,443
Current liabilities	(26,024)	(3,988)
Non-current liabilities	(539)	(83)
Net assets disposed	235,714	36,124

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The breakdown of disposal loss are as summarized below:

	RMB	US$
Cash proceeds	247,803	37,977
Settlement of amount due from CHS	(602)	(92)
Commission fee	(44,039)	(6,749)
Fair value of retained noncontrolling investment	22,925	3,513
Disposition of net assets	(235,714)	(36,124)
Foreign currency translation	(5,267)	(808)
Loss on disposal of CHS	(14,894)	(2,283)

As the remaining investment only represented 10% voting shares in CHS and the Group did not retain any seats in board, management considered the Group in fact lost the ability to exercise significant influence over operating and financial policies of CHS. The remaining equity investment did not have readily determinable fair value, management elected to measure the remaining investment using measurement alternative at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As at December 31, 2020, management determined there is no impairment indicator or any observable price change to the investment as the disposition date was near year end.

5.     RESTRICTED CASH

Restricted cash represented the proceeds from specialized bank borrowings for hospital construction. Balance of current restricted cash was nil and RMB4,661 (US$714), and noncurrent restricted cash was nil and RMB107,470 (US$16,471) as of December 31, 2019 and 2020, respectively.

6.     ACCOUNTS RECEIVABLE

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable	80,878	83,848	12,850
Allowance for credit losses	(7,147)	(6,473)	(992)
Accounts receivable, net	73,731	77,375	11,858

The rollforward in the allowance for credit losses were as follows:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Balance at the beginning of the year	12,969	3,585	7,147	1,095
Cumulative effect of adopting ASU 2016-13	—	—	597	92
Disposal of subsidiary	—	—	(60)	(9)
Provisions for the year	1,303	4,510	1,879	288
Reversal of provisions from prior periods due to subsequent cash collection during the year	(709)	(221)	(1,415)	(217)
Amounts written off during the year	(9,989)	(734)	(1,675)	(257)
Foreign exchange gain or loss	11	7	—	—
Balance at the end of the year	3,585	7,147	6,473	992

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB30,524 and RMB33,686 (US$5,163)were used to secure certain bank borrowings as at December 31, 2019 and 2020 respectively (note 18).

7.     PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
Due from suppliers	i)	5,957	61,313	9,397
Loan receivables	ii)	70,077	67,367	10,324
Advances to employees		4,271	3,654	560
Receivables from disposal of medical equipment		120	7,330	1,123
Interest receivable		2,891	157	24
Dividend receivable		766	766	117
Deductible value-added tax		—	37,015	5,673
Tax refund	iii)	14,466	222	34
Capital contribution of contingently redeemable noncontrolling interest	iv)	—	31,415	4,815
Due from hospital		406	831	127
Others	v)	4,927	15,501	2,376
		103,881	225,571	34,570

Allowance for credit losses		(9,013)	(12,528)	(1,920)

		94,868	213,043	32,650

The Group records allowance for doubtful debts in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represented prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve for bad debt amounting to nil and nil on the amounts due from suppliers as at December 31, 2019 and 2020, respectively.

ii)	Loan receivables represented the loans to other parties, including loans to related parties such as the Xi’an JiangyuanAndike Ltd. (“JYADK”) and Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”) of total amount of RMB12,173 and RMB10,688 (US$1,638) as at December 31, 2019 and 2020, and third parties of RMB57,904 and RMB56,680 (US$8,687) as at December 31, 2019 and 2020, respectively. The Group recorded allowance for doubtful debts amounting to RMB9,000 and RMB9,000 (US$1,379) as at December 31, 2019 and 2020, respectively. Besides the credit losses provided to the balances to related parties, the Group recorded allowance for credit losses amounting to nil and RMB3,005 (US$461) as of December 31, 2019 and 2020, respectively to balances to third parties.

iii)	Tax refund represented the overpayment of tax that would be refund by Internal Revenue Service.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

iv)	Capital contribution of contingently redeemable noncontrolling interest is receivable from noncontrolling inverstors for the capital contribution with contingently redeemable rights and it is fully received subsequently in the year 2021.

v)	In June 2020, the Company signed cooperative agreement with Xinzitong to develop SAAS system, while this project failed as the Company is not satisfied with the development of Xinzitong, and both parties reached termination agreement. The Company has paid about RMB 8,120 (US$1,244) to Xinzitong as of 12/31/2020, which was agreed to be returned to the Group and received in April 2021.

8.     INVENTORIES

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Medicine	2,625	5,276	809
Medical material	1,728	16,031	2,456
Low-value consumables	1,388	952	146
	5,741	22,259	3,411

Less: inventory provision	(1,400)	(649)	(99)

	4,341	21,610	3,312

9.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Buildings	277,569	16,801	2,575
Medical equipment	458,843	368,609	56,492
Electronic and office equipment	20,983	16,409	2,515
Motor vehicles	2,993	3,713	569
Leasehold improvement and building improvements	80,922	76,114	11,665
Construction in progress	1,390,495	2,320,686	355,661
Total	2,231,805	2,802,332	429,477
Less: accumulated depreciation	(314,151)	(224,348)	(34,383)
Impairment charges	(18,793)	(18,793)	(2,881)
	1,898,861	2,559,191	392,213

Depreciation expenses were RMB40,855, RMB44,358 and RMB55,030 (US$8,434) for the years ended December 31, 2018, 2019 and 2020, respectively. Impairment loss of RMB4,418, RMB6,453 and nil were recognized for network operating segment and impairment loss of RMB351, nil and nil for hospital operating segment for the years ended December 31, 2018, 2019 and 2020 respectively. Impairment charges mainly include impairment provided for medical equipment in several low performance network centers as well as idle assets.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

For the years ended December 31, 2018, 2019 and 2020, impairment of RMB41,272, RMB10,968 and RMB nil was written off for network operating segment upon the disposal of medical equipment and construction project. Impairment of nil, RMB353 and nil was written off for hospital operating segment upon the termination of construction project.

The Group held equipment under operating lease contracts with customers with an original cost of RMB271,603 and RMB168,876 (US$25,881) and accumulated depreciation of RMB150,988 and 127,558 (US$19,549), as of December 31, 2019 and 2020, respectively.

The total net book value of the Group's property, plant and equipment pledged as collateral for other borrowings as of December 31, 2019 and 2020 was RMB119,359 and RMB414,326 (US$63,498) (note 18), respectively.

The total net book value of the Group's construction in progress pledged to secure bank and other borrowings as of December 31, 2019 and 2020 was RMB 1,152,379 and RMB 1,150,018(US$ 176,248) (note 18), respectively.

10.  LEASE

Leases of medical equipment as lessor

The following table presents the lease receivables derive from the Group’s operating, sales-type and direct financing leases:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Current
Account receivable - Operating lease	38,201	38,266	5,865
Account receivable - Sales-type lease	675	1,195	183
Net investment in direct financing leases	35,240	25,045	3,838

Non-current
Net investment in direct financing leases	27,084	13,720	2,103

Total	101,200	78,226	11,989

Lease receivables for operating and sales-type leases are presented in accounts receivable on the consolidated balance sheets. Lease receivables for direct financing leases are presented as net investment in direct financing leases. As of December 31, 2019, and 2020, the allowance of lease receivables was RMB4,318 and RMB5,018 (US$769), respectively. Accordingly, risk of default with respect to these receivables is remote.

Lease receivables with carrying value of RMB24,997 and RMB26,782 (US$4,105) (note 18) were pledged as collaterals for bank and other borrowings of RMB167,165 and RMB179,093 (US$27,447) as of December 31, 2019 and 2020, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The following table presents the lease income recognized relating to the Group's operating, sales-type and direct financing leases:

	For the Year Ended December 31, 2020
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$

Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	4,130	633	2,929	449	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	4,130	633	—	—	—	—

Lease income relating to lease payments					45,847	7,026
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	38,999	5,977

	For the Year Ended December 31, 2019
	Sales-type leases		Direct financing leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$
Selling loss recognized at the commencement date	(21,229)	(3,049)	—	—	—	—

Interest income on net investment in the lease	1,130	162	3,944	567	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	1,130	162	—	—	—	—

Lease income relating to lease payments					53,485	7,683
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	45,887	6,591

The Group's lease assets do not contain material residual value by the end of the lease term. In order to mitigate the risks associated with the residual value of its leased assets, the Group usually enters into arrangements where the lease terms are approximate to the economic useful life of the leased assets so as to minimize their residual value.

Net investment in direct financing leases is comprised of:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Minimum lease payments to be received	68,520	41,304	6,330
Unearned income	(6,196)	(2,539)	(389)
Net investment in direct financing leases	62,324	38,765	5,941
Current	35,240	25,045	3,838
Non-current	27,084	13,720	2,103
Total	62,324	38,765	5,941

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum
	direct financing lease payments
	RMB	US$
2021	19,570	2,999
2022	10,184	1,561
2023	9,427	1,445
2024	2,123	325
2025	—	—
Above 5 years	—	—

The future minimum lease payments to be received from such non-cancelable operating leases are as follows:

	Future minimum
	operating lease payments
	RMB	US$
2021	8,972	1,375
2022	8,972	1,375
2023	7,886	1,209
2024	7,196	1,103
2025	5,496	842
Above 5 years	13,708	2,101

Lease payments for the Group’s sales-type lease payments are all variable based on the profit or revenue generated from the underlying assets thus the Group does not recognize any net investment in the lease at commencement.

Failed sales-leaseback transactions as seller-lessee

The Group has failed sales-leaseback transactions in which the Group acts as seller-lessee but does not effectively transfer control of the underlying asset to the buyer-lessor. The Group accounts for failed sales-leaseback transactions as financings. The Group recorded RMB 91,904 (US$14,085) and RMB 478,694 (US$73,363) under “Long-term bank and other borrowings, current portion” and "Long-term bank and other borrowings, non-current portion", respectively as of December 31, 2020. The effective interest rate used in the computation of interest expense ranged from 9.10% to 14.35%. Interest expenses recorded in the Group’s consolidated statement of comprehensive loss amounted to RMB119, RMB21,644, and RMB44,880 (US$6,878) for the years ended December 31, 2018, 2019 and 2020, respectively.

Operating leases as lessee

The components of lease cost were as follows:

	For the year ended December 31, 2020
	RMB	US$
Operating lease cost	29,279	4,487
Short term lease cost	930	143

Total	30,209	4,630

For the year ended December 31, 2020, total operating and short-term lease costs of RMB16,792 (US$2,574) and RMB13,417 (US$2,056) were recorded in cost of revenue and general and administrative expenses, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Other information

	For the year
	ended December 31, 2020
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	22,224	3,406
ROU assets obtained in exchange for operating lease liabilities*	117,439	17,998
Weighted-average remaining lease terms (in years)	7	7
Weighted-average discount rate	5.66%	5.66%

*     Includes transition liabilities upon adoption of ASC 842, as well as new leases entered into during the year ended December 31, 2020. Changes in the ROU asset and liability are presented net within operating activities.

Future minimum lease payments for operating leases as of December 31, 2020 are as follows:

	Minimum Lease Payments
	RMB	US$
Year ending December 31,
2021	25,620	3,926
2022	27,657	4,239
2023	25,518	3,911
2024	22,708	3,480
2025	23,115	3,543
Thereafter	235,590	36,106
Total future lease payments	360,208	55,205
Less: Imputed interest	123,069	18,861
Total lease liability balance	237,139	36,344

The Group did not have any leasing transactions with related parties.

Land use rights

The following table presents the original cost payment, accumulated amortization and net carrying value of the Group’s land use rights for the periods presented:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
	Right-of-use	Right-of-use	Right-of-use
	Asset	asset	asset

Land use rights	456,823	463,992	71,110
Less: accumulated amortization	(27,962)	(37,475)	(5,743)
Net carrying value	428,861	426,517	65,367

As of December 31, 2019 and 2020, the Group recorded land lease payment under “Right-of-use assets, net” of RMB428,861 and RMB426,517 (US$ 65,367), respectively. Amortization expenses for the years ended December 31, 2018, 2019 and 2020 were RMB9,610, RMB9,462 and RMB9,513 (US$1,458), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The net book value of the Group’s land use right payments pledged to secure bank and other borrowings was RMB416,548 and RMB 414,470 (US$ 63,520) (note 18), respectively.

The estimated annual amortization expenses for the land leases payment for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2021	9,621	1,475
2022	9,621	1,475
2023	9,621	1,475
2024	9,621	1,475
2025	9,621	1,475

11.    GOODWILL

The goodwill of RMB210,443 and RMB213,656 (US$32,744) as of December 31, 2019 and 2020 represented the goodwill of RMB165,171 generated from the acquisition of GFMH, CMCC, SJYH and BPMC by the Group in 2018, the goodwill of RMB45,272 generated from the acquisition of Tianjin Jiatai Group by the Group in 2019, the goodwill of RMB3,213 (US$492) generated from the acquisition the New Spring Group in 2020 (Note 4).

The changes in the carrying amount of goodwill are as follow:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Balance as of January 1	—	165,171	210,443	32,252
Addition	165,171	45,272	3,213	492
Impairment	—	—	—	—
Balance as of December 31	165,171	210,443	213,656	32,744

No impairment was recognized for the years ended December 31, 2018, 2019 and 2020.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

12.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer	Operating	Operating	Favorable
	relationship	lease	license	lease
	intangibles	intangibles	intangibles	intangibles	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2019	3,027	254	435,294	15,692	2,577	456,844
Acquisition of subsidiaries (note4)	—	—	84,000	5,000	—	89,000
Addition of software	—	—	—	—	1,579	1,579
Disposal of centers	(80)	(7)	—	—	—	(87)
Amortization expenses	(125)	(217)	(8,717)	(1,307)	(1,629)	(11,995)
Intangible Asset impairment	(2,822)	(30)	—	—	—	(2,852)
Intangible assets, net at December 31, 2019	—	—	510,577	19,385	2,527	532,489

Acquisition of subsidiaries (note4)	—	—	5,000	—	53	5,053
Addition of software	—	—	—	—	1,028	1,028
Foreign Exchange Gain	—	—	—	—	7	7
Amortization expenses	—	—	(12,609)	(1,564)	(1,583)	(15,756)
Intangible Asset impairment	—	—	—	—	—	—
Intangible assets, net at December 31, 2020	—	—	502,968	17,821	2,032	522,821
Intangible assets, net at December 31, 2020, in US$	—	—	77,084	2,731	311	80,126

At December 31, 2020
Intangible assets, cost	32,449	2,759	526,350	21,010	10,886	593,454
Less: accumulated amortization	(31,486)	(2,680)	(23,382)	(3,189)	(8,854)	(69,591)
Less: intangible asset impairment	(963)	(79)	—	—	—	(1,042)
Intangible assets, net at December 31, 2020	—	—	502,968	17,821	2,032	522,821
i)	Amortization expenses for intangibles were RMB4,161, RMB11,995 and RMB15,756 (US$2,415) for the years ended December 31, 2018, 2019 and 2020, respectively. Impairment loss on intangible assets was nil , RMB 2,852 and nil for network operating segment in several low performance centers and early termination centers as well as idle assets for the years ended December 31, 2018, 2019 and 2020, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2021	15,319	2,348
2022	14,691	2,251
2023	14,440	2,213
2024	14,390	2,205
2025	14,375	2,203

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.   DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	717,392	256,337	39,286
Reserve for unrecoverable deposits	(93,260)	(8,500)	(1,303)
	624,132	247,837	37,983

*    The amount represented interest-free non-refundable partial payments to suppliers of medical equipment and to construction engineering group for construction of hospitals. The remaining contractual obligations associated with these purchase contracts that the suppliers need to undertake are approximately RMB622,584 and RMB480,290 (US$73,608) as at December 31, 2019 and 2020 respectively, which are included in the amount disclosed as purchase commitments in note 26. The Group recognized impairment loss on deposits for non-current assets of nil, 62,400 and RMB8,500 (US$1,303) for the years ended December 31, 2018, 2019 and 2020, respectively. The amount of written off for the gross amount of deposits and the allowance is nil and RMB93,260 (US$14,293) for the years ended December 31, 2019 and 2020, respectively, since those deposits are deemed uncollectible.

As at December 31, 2019 and 2020, certain of the Group’s deposits for non-current assets with a total net book value of nil and nil were pledged for other borrowings of nil and nil, respectively (note 18).

14.  LONG-TERM INVESTMENTS

Long-term investments held by the Group consisted of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Equity investments without readily determinable fair value	22,160	45,085	6,909
Equity method investments	42,788	187,935	28,802
Available-for-sale debt securities	—	80,000	12,261
Less: Impairment loss	—	—	—
Total	64,948	313,020	47,972

Equity investments without readily determinable fair value:

		Equity interest owned by the
		Group
		As at December 31,
	Note	2019		2020
		RMB		RMB
Allcure Information	i)	22,160	9.6%	22,160	9.6%
Concord Healthcare Singapore Pte. Ltd	ii)		100%	22,925	10%

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

i)	20% equity interest of Allcure Information was obtained through the disposal of Allcure Medical Technology Co., Ltd. (“JWYK”) in 2015. During year ended December 31, 2018 Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. The price of newly issued shares is not considered an observable price change because they are not a similar investment of JWYK held by the Group due to the different rights and obligations associated with the investments. As at year ended December 31, 2020, the share ownership of the Group remained 9.6%. As of December 31, 2019 and 2020, no impairment was recorded for the investment.
ii)	As stated in note 4, the balance represented 10% remaining noncontrolling interests in CHS. The investment was accounted for using measurement alternative. As of December 31, 2020, no impairment indicator or observable price change in orderly transaction was noticed.

The Group did not record any unrealized gains (upward adjustments) and losses (downward adjustments and impairment) for equity investments without readily determinable fair values for the years presented.

Equity method investments:

		Equity interest owned by the
		Group
		as at December 31,
	Notes	2019		2020
		RMB		RMB
Xi’an JiangyuanAndike Ltd. (“JYADK”)		8,035	29.70%	11,161	29.70%
PTC	i)	24,718	59.51%	—	—
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	ii)	10,035	5.15%	9,904	5.15%
Zhejiang Marine Leasing Ltd	iii)	—	—	166,870	20%

i)	On December 28, 2012, the Group acquired 44.55% limited partner interests of PTC, a limited partnership in Texas, U.S.A., and 45% legal interest of PTC GP Management LLC, a limited liability company registered in Texas, U.S.A and the sole general partner of PTC with 1% interest of PTC, with a consideration of RMB201,176 in cash. On July 31, 2015, the Group acquired additional 14.34% limited partner interests of PTC and additional 17.07% legal interest of PTC GP Management LLC, with a consideration of RMB30,063 in cash. After the additional investments, the Group owned 59.51% interests of PTC which ultimately holds 45.41% legal ownership interests of the University of Texas MD Anderson Cancer Center Proton Therapy Center (“MDA Proton”), a proton treatment center in Texas, U.S.A.

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

According to the partnership agreements, the Group has significant influence over PTC which can demonstrate control over MDA Proton by acting as the sole general partner. On November 29, 2018, MDA Proton reached an agreement with University of Texas MD Anderson Cancer Center ("UTMDACC") to sell all its assets and liabilities to UTMDACC as well as terminating management service agreement between MDA Proton and PTC.

The Group received the first, second and third installment of consideration RMB212,855, RMB6,779 and RMB30,751 (US$4,713) from PTC on dissolution between MDA Proton and PTC in 2018, 2019 and 2020. The carrying amount of the equity investment is nil as of December 31, 2020 and the disposal gain of RMB7,837 (US$1,162) in 2020.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

ii)	In 2017 the Group entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018, with the subscribed capital injection from new investors, the equity interest that the Group shared in Suzhou Shengshan was diluted to 5.41% as of December 31, 2018. In 2019, with the subscribed capital injection from new investors, the actual equity interest shared in Suzhou Shengshan was further diluted to 5.15% as of December 31, 2019. As of December 31, 2020 the percentage the Group held remained unchanged. According to the partnership agreement, the Group acts as a limited partner and has significant influence over Suzhou Shengshan's daily operation due to it’s agreed that all issue of operation and management shall be subject to the unanimous consent of all partners.
iii)	On February 28, 2019, China Medical Service Holdings Ltd. (HK), a subsidiary of the Group, entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests of Zhejiang Marine. As the Group held 20% equity share and had the ability to exercise significant influence over the Zhejiang Marine, the Group applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became an associate company of the Group since then. The total book value of the Group’s long-term investments pledged to secure other borrowings as of December 31, 2019 and 2020 was nil and RMB166,870 (US$25,574)(note 18), respectively.

Available-for-sale debt securities:

	As at December 31, 2020
		Redemption	Redemption Notice
	Fair value	Frequency	Period
	RMB
Private equity funds	80,000	Annually	5-9 days
	80,000

Available-for-sale debt securities represent an investment in a private equity fund made in the year ended December 31, 2020. The private equity fund was controlled by a third-party fund management company. The fund was founded on June 27, 2016. The private equity fund invested into debt securities of a third-party company. The investment cannot be redeemed during the fund closed period. The Open Day was the annual date of the foundation date of the fund.

This investment is carried at fair values which was estimated using the net asset value,and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

15.   OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Deposit-long-term*	6,733	6,036	925
Long-term deferred assets	1,755	—	—
Advance to hospitals-noncurrent**	1,433	1,102	169
	9,921	7,138	1,094

*     Impairment losses of RMB400 and nil were provided for the balances as at December 31, 2019 and 2020.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

**   Impairment losses of RMB330 and RMB52 (US$8) were provided for the balances as at December 31, 2019 and 2020.

16.   ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Accrued expenses	81,407	99,920	15,313
Salaries and welfare payable	21,959	24,701	3,786
Business and other taxes payable	3,822	8,396	1,287
Payable to acquire the non-controlling interests of CCM(HK)	44,963	25,166	3,857
MD Anderson consulting fee payable	41,478	20,391	3,125
Acquisition payable for investment in CMCC	12,657	11,863	1,818
Contractual liabilities	3,190	87,740	13,447
Other payables	67,625	51,913	7,956
	277,101	330,090	50,589

17.   SHAREHOLDERS’ EQUITY

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

As of December 31, 2020, there were 84,463,737 Class A and 45,787,948 Class B ordinary shares outstanding.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2018, 2019 and 2020.

Special dividend

No special dividend or other dividend was declared in 2018, 2019 and 2020.

18.   BANK AND OTHER BORROWINGS

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Total bank and other borrowings	1,620,202	2,116,924	324,433
Comprised of:
Short-term	285,500	24,481	3,752
Long-term, current portion	42,939	124,395	19,064
	328,439	148,876	22,816
Long-term, non-current portion	1,291,763	1,968,048	301,617
	1,620,202	2,116,924	324,433

Certain bank borrowings are secured by equipment with a net carrying value of RMB119,359 and RMB414,326 (US$63,498) (note 9), accounts receivable with a carrying value of RMB30,524 and RMB33,686 (US$5,163) (note 6) (including lease receivables with a carrying value of RMB24,997 and RMB26,782 (US$ 4,105) (note 10), certain land use rights (which are recorded as “right-of-use assets”) with a carrying value of RMB416,548 and RMB414,470 (US$63,520) (note 10), certain long-term investments with a carrying value of nil and RMB 166,870 (US$25,574) (note 14), certain construction in progress with a carrying value of RMB1,152,379 and RMB 1,150,018 (US$176,248) (note 9), deposit for non-current asset with a carrying value of nil and nil (note 13),and restricted cash of RMB nil and nil (note 5), as of December 31, 2019 and 2020, respectively.

The short-term bank and other borrowing bore a weighted average interest of 7.73 % and 7.01% per annum, and the long-term bank and other borrowings bore a weighted average interest of 11.49% and 7.11% per annum, respectively, as of December 31, 2019 and 2020.

Bank and other borrowings amounted to RMB 39,014 (US$5,979) (2019: RMB41,624) and RMB 2,077,911 (US$318,454) (2019: RMB1,578,578) were denominated in US$ and RMB, respectively as of December 31, 2020.

The maturity analysis of the long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	124,395	19,064
Between one and two years	172,131	26,381
Between two and three years	248,715	38,117
Between three and four years	445,079	68,211
Above four years	1,102,123	168,908
	2,092,443	320,681

As of December 31, 2020, the Group had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to RMB 1,710 (US$262) and RMB 406,656 (US$62,323), respectively.

19.   RESTRICTED NET ASSETS

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB 5,538,131 (US$848,756) as of December 31, 2020.

20.   TAXATION

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate were 21%in 2018, 2019 and 2020 on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton was 2,867, -1,358 and 1,672 (USD$256) for the years ended December 31, 2018, 2019, and 2020.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

profits for the years ended December 31, 2018, 2019 and 2020. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Group has no assessable profits for the year presented. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

China

The applicable rate for China entities is subject to the PRC EIT at the rate of 25%for the period since 2012.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2015 to 2020 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Non – PRC	(98,709)	(127,243)	(142,750)	(21,879)
PRC	(126,537)	(263,835)	(298,903)	(45,809)
	(225,246)	(391,078)	(441,653)	(67,688)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current tax expense (benefit)	43,209	(16,570)	(24,047)	(3,685)
Deferred tax benefit	(9,158)	(22,416)	(13,577)	(2,081)
	34,051	(38,986)	(37,624)	(5,766)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Loss before income taxes	(225,246)	(391,078)	(441,653)	(67,688)
Income tax computed at the tax rate of 25%	(56,309)	(97,770)	(110,413)	(16,920)
Effect of different tax rates in different jurisdictions	11,758	19,393	10,715	1,642
Non-deductible expenses	4,661	8,472	74,225	11,375
Non-taxable income	(7,322)	(234)	(78,447)	(12,023)
Statutory income (expense)	—	3,216	(2,544)	(390)
Interest and penalty	—	(6,811)	(465)	(71)
Unrecognized tax positions	41,122	—	—	—
Deferred tax expense	—	32,358	(2,314)	(355)
Changes of valuation allowance	45,112	41,868	71,545	10,965
Withholding tax	(4,971)	(39,478)	74	11
Effect of tax rate change	—	—	—	—
	34,051	(38,986)	(37,624)	(5,766)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	163,538	105,783	16,212
Foreign exchange loss	—	3,232	495
Depreciation and amortization	6,262	9,954	1,526
Property, plant and equipment impairment	9,433	7,867	1,206
Deposits for non-current assets	16,350	18,475	2,831
Allowance for net investment in financing lease	4,518	4,856	744
Allowance for doubtful accounts	11,391	12,264	1,880
Lease liabilities	60,073	59,557	9,128
Other long-term assets	37,778	78,550	12,038
Equity investment	9,196	8,414	1,290
Others	1,891	2,686	413
Total deferred tax assets	320,430	311,638	47,763
less: Valuation allowance**	(260,850)	(257,579)	(39,476)
Net deferred tax assets	59,580	54,059	8,287

Deferred tax liabilities
Foreign exchange gain	(9,346)	—	—
Equity investment	(1,299)	—	—
Property, plant and equipment	(2,225)	(1,665)	(255)
Disposal of Beijing Century Friendship	(3,126)	(3,126)	(479)
Intangible assets	(132,566)	(130,074)	(19,937)
Right-of-use assets	(53,362)	(53,354)	(8,177)
Capitalized interest	(19,179)	(19,179)	(2,939)
Others	(3,915)	—	—

Total deferred tax liabilities	(225,018)	(207,398)	(31,787)

Deferred tax assets, net	—	—	—

Deferred tax liabilities, net	(165,438)	(153,339)	(23,500)

*     As of December 31, 2020, the Group had net operating losses from several of its PRC and oversea entities of RMB441,653 (US$67,688), which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2021 to 2025. For the net operating loss from overseas entities, there is no limitation of expiration according to the statute of Hong Kong, Singapore and US.

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

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Balance at the beginning of year	(217,076)	(260,850)	(39,977)
Change of valuation allowance in the current year	(43,774)	3,271	501
Balance at the end of year	(260,850)	(257,579)	(39,476)

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Balance at the beginning of year	81,000	98,984	15,170
Changes based on tax positions related to the current year	21,238	(6,446)	(988)
Additions related to prior year tax position	548	2,171	333
Decreases related to prior year tax position	(2,810)	(20,304)	(3,112)
Decreases relating to expiration of applicable statute of limitation	(1,386)	(7,213)	(1,105)
Foreign currency translation	394	(2,099)	(322)
Balance at the end of year	98,984	65,093	9,976

As of December 31, 2019, and 2020, the Group had unrecognized tax benefit of RMB 98,984 and RMB65,093 (US$ 9,976), respectively, among which, RMB27,385 and RMB20,975 (US$3,215) were presented on a net basis against the deferred tax assets related to tax losses carry forwards on the consolidated balance sheets. At December 31, 2019 and 2020, there were RMB60,711 and RMB29,030 (US$4,449) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Group recognized an increase amounting to RMB8,309, a decrease amounting to RMB6,802 and a decrease amounting to RMB465 (US$71) in interest and penalties during the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019, and 2020, the Group recognized of interest and penalties of RMB31,141 and RMB30,610 (US$4,691), respectively. Uncertain tax benefits were recorded as other long-term liabilities.

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

21.   Other long-term liabilities

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
Accrued unrecognized tax benefits & surcharge	i)	102,740	74,728	11,452
Lease deposit received from hospital		1,998	1,998	306
		104,738	76,726	11,758
i)	The amounts of unrecognized tax benefit are based on the recognition and measurement criteria of ASC Topic 740. The balance is presented as non-current liabilitiy in the consolidated financial statements as at December 31, 2020 due to the fact that the Group does not anticipate payments of cash within one year. The Group recorded accrued unrecognized tax benefits & surcharge amounting to RMB102,740 and RMB74,728 (US$11,452) (note 26) as of December 31, 2019 and 2020, respectively.

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

The following table summarizes employee share options activities for the year ended December 31, 2020:

						Weighted
			Weighted-		Weighted	Average
			Average		Average	Remaining	Aggregate
	Number of		Exercise		Grant-date	Contractual	Intrinsic
Share Options Granted to Employees	Shares		Price		Fair Value	Term (Years)	Value
Outstanding, January 1, 2020	2,774,229	US$	2.04	US$	0.65	2.14	—
Lapsed	—	US$	—	US$	—	—	—
Outstanding, December 31, 2020	2,774,229	US$	2.04	US$	0.65	1.13	—
Exercisable at December 31, 2020	2,774,229	US$	2.04	US$	0.65	1.13	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2018, 2019 and 2020.

As of December 31, 2020, unrecognized share-based compensation cost related to share options was nil.

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

		Fair Value per Share
		at the Grant
Grant Date	Number of Awards	date (US$)
February 18, 2014	1,370,250	1.93
July 1, 2014	21,132	2.35
August 1, 2014	69,564	2.44
August 7, 2017	1,453,950	1.33
August 8, 2017	3,319,200	1.34
September 13, 2017	45,000	1.33
October 2, 2018	5,992,605	1.19

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted Shares activity for the year ended December 31, 2020 was as follows:

		Weighted
	Numbers	average grant
	of shares	date fair value
	RMB	US$
Outstanding, January 1, 2020	11,426,934	1.32
Granted	—	—
Forfeited	(384,180)	1.59
Exercised	(9,690)	1.93
Outstanding, December 31, 2020	11,033,064	1.31
Exercisable, December 31, 2020	884,259	1.98
Expected to vest, December 31, 2020	10,148,805	1.25

As of December 31, 2020, unrecognized share-based compensation cost related to Restricted Shares was RMB25,689 (US$3,937) which is expected to be recognized over a weighted-average vesting period of 1.17 years.

The share-based compensation expense of the share options and Restricted Shares granted to employees for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
General and administrative expenses	9,173	17,673	17,553	2,690
Selling expenses	1,966	2,920	3,068	470
	11,139	20,593	20,621	3,160

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

23.   Revenue

Revenue consists of ASC 606 and ASC 842 revenue. The Group's revenues , net of value-added tax, disaggregated by revenue source are as follows:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
ASC 606 revenue:
Management services and technical services	50,291	48,416	36,948	5,663
Brand royalty fees	5,189	5,081	—	—
Consumable and equipment sales	5,867	9,482	26,105	4,001
Medical service	37,770	54,048	76,997	11,800
Medicine income	15,058	22,777	30,055	4,606
ASC 606 revenue	114,175	139,804	170,105	26,070
ASC 842 revenue:
Operating lease income*	71,864	53,485	45,847	7,026
Sales-type lease income*	—	1,130	4,130	633
Direct financing lease income*	4,859	3,944	2,929	449
ASC 842 revenue	76,723	58,559	52,906	8,108
Total revenue	190,898	198,363	223,011	34,178

*     Operating lease income, sales-type lease income and direct financing lease income were recognized under ASC 842, Leases.

24.   RELATED PARTY TRANSACTIONS

a)	Related parties#

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Zhejiang Marine Leasing Ltd.***	Equity investee of the Group since June 10, 2020
Guofu Huimei *	Equity investee of the Group till October 7, 2018
CMCC *	Equity investee of the Group till October 7, 2018
Beijing Century Friendship *	Equity investee of the Group till October 7, 2018
Tianjin Jiatai **	Equity investee of the Group till November 17,2019
Wuxi MZJH **	Equity investee of the Group till November 17,2019
SH Rongchi **	Equity investee of the Group till November 17,2019
SH MZJH **	Equity investee of the Group till November 17,2019
Allcure Information	An entity controlled by a director of the Company
Shanghai Huifu Technology Limited	An entity controlled by a director of the Company
Cherrylane Investments Limited	An entity controlled by a director of the Company

#    These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2018, 2019 and 2020.

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

***Zhejiang Marine Leasing Ltd, which have been invested by the Group since June 10, 2020 and have become an associate of the Group.

b)    The Group had the following related party transactions for the years ended December 31, 2018, 2019 and 2020.

	For the Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Loan to:
Tianjin Jiatai	50	5,949	—	—
Wuxi MZJH	460	1,640	—	—
SH MZJH	1,000	28,002	—	—
	1,510	35,591	—	—
Interest income from:
JYADK	285	206	127	19

Loan from:
Beijing Century Friendship	30,551	—	—	—
CMCC	13,408	—	—	—
Shanghai Huifu Technology Limited	22,000	—	—	—
Wuxi MZJH	1,850	—	—	—
SH Rongchi	18,820	—	—	—
SH MZJH	12,420	—	—	—
Cherrylane Investments Limited	12,720	—	—	—
Zhejiang Marine Leasing Ltd	—	—	199,000	30,498
	111,769	—	199,000	30,498
Interest expense to:
Tianjin Jiatai	193	—	—	—
Guofu Huimei	15,997	—	—	—
Cherrylane Investments Limited	—	151	587	90
Zhejiang Marine Leasing Ltd	—	—	41,331	6,129
	16,190	151	41,918	6,219
Repayment to:
Tianjin Jiatai	36,420	34,540	—	—
Shanghai Huifu Technology Limited	20,285	1,715	—	—
Cherrylane Investments Limited	2,750	—	—	—
SH Rongchi	—	1,029	—	—
Zhejiang Marine Leasing Ltd	—	—	272,640	41,784
	59,455	37,284	272,640	41,784
Repayment from:
JYADK	—	1,485	1,485	228
SH MZJH	—	26,000	—	—
	—	27,485	1,485	228
Management service income from:
SH MZJH	4,810	5,081	—	—
CMCC	4,331	—	—	—
	9,141	5,081	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

(c)	The balances between the Group and its related parties as of December 31, 2019 and 2020 are listed below.

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Due from related parties, current:
JYADK	3,833	1,845	283

Due to related parties, current
Zhejiang Marine Leasing Ltd	—	3,191	489
Cherrylane Investments Limited	10,120	9,461	1,450
	10,120	12,652	1,939

Due to related parties, non-current
Zhejiang Marine Leasing Ltd	—	102,757	15,748

Due to related parties, non-current, due within 1 year
Zhejiang Marine Leasing Ltd	—	73,145	11,210

25.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB13,291 and RMB22,868 and RMB28,228 (US$4,326) for the years ended December 31, 2018, 2019 and 2020, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income (loss) as incurred. The total amounts for such employee benefits were approximately RMB315, RMB290 and RMB106 (US$16) for the years ended December 31, 2018, 2019 and 2020, respectively.

26.   COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB622,584 and RMB480,290 (US73,608) at December 31, 2019 and 2020, respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2020, the Group has recognized approximately RMB 74,728 (US$11,452) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

27.   SEGMENT REPORTING

For the years ended December 31, 2018, 2019 and 2020, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. After the disposal of CHS on November 19, 2020, the Group's hospital reporting segment is only consisted of hospitals located in the PRC. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the year ended December 31, 2020
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	115,959	107,052	223,011	34,178
Cost of sales	(52,725)	(157,203)	(209,928)	(32,173)
Gross profit (loss)	63,234	(50,151)	13,083	2,005

	For the year ended December 31, 2019
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	121,537	76,826	198,363
Cost of sales	(77,131)	(137,062)	(214,193)
Gross profit (loss)	44,406	(60,236)	(15,830)

	For the year ended December 31, 2018
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	138,070	52,828	190,898
Cost of sales	(79,266)	(91,870)	(171,136)
Gross profit (loss)	58,804	(39,042)	19,762

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Segment assets
Network	1,030,782	1,725,936	264,512
Hospital	3,266,663	3,608,602	553,042
Total segment assets	4,297,445	5,334,538	817,554

Major Customers

No single customer represented 10%or more of total net revenue for the years ended December 31, 2018, 2019 and 2020.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Revenues from PRC	149,548	164,167	199,370	30,555
Revenues from Singapore	41,350	34,196	23,641	3,623
Total revenues	190,898	198,363	223,011	34,178

Total long-lived assets excluding financial instruments, intangible assets, long-term investment and goodwill by country were as follows:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
PRC	2,890,858	3,474,849	532,544
Singapore	280,970	—	—
Total long-lived assets	3,171,828	3,474,849	532,544

28.   LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted loss per share for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net loss attributable to Concord Medical Services Holdings Limited	(234,875)	(307,049)	(309,989)	(47,510)
Accretion of contingently redeemable noncontrolling interests	(124,355)	(245,477)	(359,920)	(55,160)
Numerator for EPS computation	(359,230)	(552,526)	(669,909)	(102,670)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

	For the Years Ended December 31
	2018		2019		2020		2020
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Numerator
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(328,403)	(30,827)	(358,274)	(194,252)	(435,855)	(66,799)	(234,054)	(35,871)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	118,940,054	11,164,733	84,450,550	45,787,948	85,265,910	85,265,910	45,787,948	45,787,948
Loss per share – basic and diluted	(2.76)	(2.76)	(4.24)	(4.24)	(5.11)	(0.78)	(5.11)	(0.78)

The effects of share options and restricted shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2018, 2019 and 2020 as their effects would be anti-dilutive.

29.   FAIR VALUE MEASUREMENTS

The Group applies ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

Certain equipment and long-lived assets related to the Group’s low-performance centers were impaired to their fair value on a nonrecurring basis. As of December 31, 2020, the resulting impairment charge of nil was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows based on a discount rate of 14% and expected remaining useful life of such assets and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

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
		Active	Significance
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	Total
	2019	(Level 1)	(Level 2)	(Level 3)	Loss
	RMB	RMB	RMB	RMB	RMB
Description

Nonrecurring fair value measurements:
Long-lived assets held and used	1,985	—	—	1,985	(6,849)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

30.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	540	2,079	319
Amounts due from subsidiaries	404,213	375,162	57,496
Total current assets	404,753	377,241	57,815
Non-current assets:
Investments in subsidiaries	1,154,986	567,330	86,946
Prepayment for long-term investment	—	5,230	801
Total assets	1,559,739	949,801	145,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	55,409	35,476	5,437
Amounts due to subsidiaries	1,627,094	1,577,280	241,729
Total current liabilities	1,682,503	1,612,756	247,166

Total liabilities	1,682,503	1,612,756	247,166

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-142,353,532 as of December 31, 2019 and 2020; outstanding shares-84,454,047 and 84,463,737 as of December 31, 2019 and 2020, respectively)	68	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares‑45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2018 and 2019; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2019 and 2020, respectively)	37	37	6
Treasury stock (12,111,537 and 12,101,847 shares as of December 31, 2019 and 2020, respectively)	(8)	(8)	(1)
Additional paid-in capital	1,759,941	1,840,026	281,996
Accumulated other comprehensive loss	(97,285)	(46,429)	(7,116)
Accumulated deficit	(1,785,517)	(2,456,649)	(376,498)
Total shareholders’ equity (deficit)	(122,764)	(662,955)	(101,603)
Total liabilities and shareholders’ equity (deficit)	1,559,739	949,801	145,563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(17,051)	(39,118)	(23,598)	(3,617)
Selling expenses	(2,021)	(2,938)	(2,969)	(455)
Operating loss	(19,072)	(42,056)	(26,567)	(4,072)
Equity in loss of subsidiaries	(333,682)	(514,070)	(621,932)	(95,317)
Interest income	14	1,977	588	90
Interest expense	(15,325)	(6,481)	(3,036)	(465)
Foreign exchange gain	8,835	8,104	(18,962)	(2,906)
Net loss	(359,230)	(552,526)	(669,909)	(102,670)
Other comprehensive income (loss), net of tax of nil foreign currency translation adjustments	(41,203)	(8,664)	50,856	7,794
Total other comprehensive (loss) income	(41,203)	(8,664)	50,856	7,794
Comprehensive loss	(400,433)	(561,190)	(619,053)	(94,876)

Condensed statements of cash flows

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash (used in ) generated from operating activities	(5,024)	(31,460)	9,041	1,386
Net cash generated (used in) from investing activities	294,551	311,716	(7,468)	(1,145)
Net cash used in financing activities	(284,824)	(280,483)	—	—

Exchange rate effect on cash	(7,085)	45	(34)	(5)

Net (decrease) increase in cash	(2,382)	(182)	1,539	236
Cash at beginning of the year	3,104	722	540	83

Cash at end of the year	722	540	2,079	319

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

31.   SUBSEQUENT EVENTS

Capital injection from six investors

In April 2021, the Group entered into an investment agreement with five legal entities and one natural individual pursuant to which, Jiaxing Shengshi Equity Investment Limited Partnership, Jinjiang Lingfu Jiazi Equity Investment Limitned Partnership, Jiaxing Lecheng Investment Limited Partnership, Gongqingcheng Jinhe Investment Limited Partnership, Hainan Qianyuan Jiamei Consultant Limited Partnership, Mr. Tian subscribed 18,805,826 shares of the Group’s subsidiary MHM in exchange for RMB400,000. The Group received the consideration in August 2021. Upon completion of all transactions mentioned above, the Group’s ownership in MHM will be diluted from 49.44% to 46.56%.

Convertible bond issued to two investors

In August 2021, the Company’s subsidiary, Ascendium Group Limited, issued convertible bonds of US$5,000 and US$10,000, which were subscribed by two external investors, Great Lion Global Limited and Vantage Chance Limited, respectively. The Company has received US$11,000 by the date of this report, and the remaining will be received before the end of October 2021.