Form 20-F
period 2021-12-31
Concord Medical Services Holdings Ltd
filed 2022-04-29
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-34563

Concord Medical Services Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s name into English)

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

Beijing 100013, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing three Class A ordinary shares, par value US$0.0001 per share	CCM	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange under the symbol “CCM.”

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

130,251,685 ordinary shares, including 84,463,737 Class A ordinary shares and 45,787,948 Class B ordinary shares, outstanding as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents three Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Concord Medical,” “we,” “us,” “our company” or “our” refers to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;
●	“ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;
●	“PRC subsidiaries” refers to our subsidiaries incorporated in the People’s Republic of China, including Concord Healthcare Group Co., Ltd. (formerly known as Mezihong Jiahe Medical Science & Technology Development Group Co., Ltd.) (“Concord Healthcare”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Shanghai Taifeng Medical Technology Ltd., Shanghai Meizhong Jaihe General Practice Center (“Shanghai General Practice Clinic”), Medstar (Shanghai) Financial Leasing Co., Ltd., (“Shanghai Medstar”), Tianjin Concord Medical Technology Limited, Medstar (Guangzhou) Medical Technology Services Ltd., Medstar (Tianjin) Medical Technology Services Ltd., Jiaxue (Shanghai) Medical Technology Services Ltd., Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Beijing Proton Medical Center Co., Ltd (“Beijing Proton Medical Center”), Shanghai Concord Cancer Center (“Shanghai Hospital”), Shanghai Meizhong Jiahe Medical Image Diagnosis Limited (“Shanghai Imaging Center”), Shanghai Meizhong Jiahe Cancer Center (“Shanghai Outpatient Department”), Shenzhen Concord Medical Investment Limited, Datong Meizhong Jiahe Cancer Center (“Datong Hospital”), Datong Meizhong Jiahe Traditional Chinese Medical Center (“Datong Clinic”), Shanghai Taizhi Medical Technology Services Ltd., Beijing Yundu Internet Technology Co., Ltd. (“Beijing Yundu”), Guangzhou Concord Cancer Center (“Guangzhou Hospital”), Ningbo Jiahe Hospital Management Ltd., Yinchuan Meizhong Jiahe Internet Hospital Ltd., Guangzhou Concord Hospital Management Ltd. (formerly known as Guangzhou New Spring Hospital Management Ltd.) (“Guangzhou Concord Management”), Guangzhou Concord Medical Center Ltd. (formerly known as Guangzhou New Spring Medical Center Ltd.) (“Guangzhou Outpatient Department”), Guangzhou Concord Medical Sci-Tech Innovation Center Ltd., Guangzhou Meizhong Jiahe Medical Technology Services Ltd., Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”), Beijing Concord Medical Technology Limited, Taizhou Concord Leasing Ltd., Wuxi Concord Medical Development Ltd., Wuxi Meizhong Jiahe Cancer Center (“Wuxi Hospital”), Shanghai Rongchi Medical Management Co., Ltd. (“Shanghai Rongchi”), and Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”);
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“£” refers to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and
●	“SGD” or “Singapore dollars” refers to the legal currency of Singapore.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2022, the noon buying rate was RMB6.5010 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. However, we have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (“HFCAA”), as of the date of this annual report. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, our shares and ADSs could be prohibited from trading in the United States in 2023. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the NYSE, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations, financial condition, cash flows and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our ability to establish and operate proton centers, and cancer hospitals and clinics;
●	our ability to introduce new services or upgrade existing services in a timely and cost-effective manner;
●	our ability to establish and operate our internet hospital;
●	our ability to carry out our large-scale hospital construction projects, which requires substantial capital expenditures and other resources;
●	our ability to manage the development and ramp-up schedule of new cancer hospitals and clinics;
●	our ability to identify and seize growth opportunities in fast-changing markets;
●	our ability to open new cooperative centers or renew agreements for existing cooperative centers;
●	our ability to comply with PRC laws and regulations in the heavily regulated industry;
●	our ability to generate profits, positive cash flows from operating activities and net current assets in the future; and
●	our ability to satisfy our obligations under bank and other borrowings.

Risks related to doing business in China

●	adverse changes in political, economic and other policies of the Chinese government;

●	adverse impact of natural disasters and health epidemics in China, especially the COVID-19 outbreak;
●	PRC government’s significant influence over companies with China-based operations;
●	uncertainties with respect to the PRC legal system;
●	the threat of the ADSs being delisted or prohibited from being traded in U.S. capital markets under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China; and
●	the approval, filing or other requirements of the CSRC or other PRC government authorities in connection with our future offshore offerings.

Risks related to our ordinary shares and ADSs

●	volatility of the trading price of our ADSs; and
●	decline in the price of our ADS due to substantial future sales or perceived potential sales of our ADSs.

Risks Related to Our Business and Industry

We plan to establish and operate proton centers, and cancer hospitals and clinics that will be majority-owned by us and are subject to significant risks.

As part of our growth strategy, we plan to establish and operate proton centers, and cancer hospitals and clinics that will focus on providing a variety of radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, at our Guangzhou Hospital that has already been in operation since June 2021, we plan to offer proton therapy treatment services with which we have had no prior experience.

Since we have limited experience in operating our own centers and hospitals, or in providing many of the services that we plan to offer in such centers and hospitals, such as chemotherapy treatments, surgical procedures or proton therapy treatments, we may not be able to provide as high a level of service quality for those treatment options as compared to the other treatments that we offer at our network of centers, which may result in damage to our reputation and growth prospects.

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

We may encounter difficulties in successfully introducing new services or upgrading existing services in a timely and cost-effective manner, which could materially and adversely affect our business and operations.

Based on our existing medical equipment and consumable sales services, we have integrated our online and offline medical resources into our cloud system solutions consisting of various cloud platforms, to offer our hospital clients a range of cloud-based services. In particular, we launched Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform in August 2020 and Jiahe Yunying Remote Imaging Information Diagnosis Platform in April 2021. It is difficult to predict the needs and demands of our clients. Our new services may not be well received by our clients, and newly introduced services may not achieve expected results. Furthermore, the cloud system solutions require specialized knowledge of the industry and comprehensive understanding of the market of medical equipment and consumables. We may misjudge the trend of the industry and the market, and may not be able to develop the appropriate solutions for our clients. The efforts to introduce new services may require substantial investments of additional human capital and financial resources. If we fail to improve our existing services or introduce new ones in a timely or cost-effective manner, our ability to attract and retain clients may be impaired, and our results of operations and prospects may be adversely affected.

We plan to establish and operate our internet hospital which could be subject to significant risks.

We launched our internet hospital in May 2021, which acts as a one-stop portal connecting cancer patients with comprehensive healthcare resources with respect to online consultation and integrated health management. We will also expand the service scope and capability of our internet hospital. As this is a new business opportunity with which we have little experience, we may not be able to attract and maintain the patients. The future profitability of our internet hospital relies on our capability of building our brand and improving our services and brand awareness. If our new service offerings do not meet users’ expectation or if we fail to provide superior user experience or maintain users’ trust in our brand, our business and reputation may be adversely affected. Failure of in-house medical team or external doctors to provide adequate and proper medical services through our internet hospital may have an adverse effect on our reputation, business and results of operations. Furthermore, the online healthcare service market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed.

In addition, the performance of our internet hospital will rely heavily on our marketing and business developing strategy. The marketing activities of our internet hospital will increase additional operational costs, and we cannot ensure that our marketing activities will achieve the anticipated effect. Any malicious harassment or other unfair competitions will also make our marketing activities less effective.

Furthermore, the Administrative Measures on Internet Information Services, which was promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. It requires that a commercial operator of internet content provision services must obtain a value-added telecommunications business operating license (“ICP License”) for the provision of internet information services from the appropriate telecommunications authorities. Our internet hospital currently does not hold an ICP License. Any failure, or perceived failure, by us to comply with any applicable regulatory requirements or internet information service-related rules, laws and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business.

We are carrying out a number of large-scale hospital construction projects, which requires substantial capital expenditures and other resources and could materially and adversely affect our operational and financial conditions.

We commenced construction of Beijing Proton Medical Center in June 2017 with an estimated construction period of four and a half year. The construction project was suspended due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations. We also commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was delayed due to the suspension of construction activities caused by the COVID-19 pandemic. We also commenced construction of Guangzhou Hospital in November 2017, the construction was completed in October 2020, and the hospital has already been in operation since June 2021. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, we need to recruit medical professionals and other personnel and train them properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife systems, positron emission tomography-magnetic resonance (“PET-MR”) scanners and proton therapy systems.

The planning, designing and constructing the proton center and cancer hospitals and clinics require significant time commitments from our management and other personnel, as well as substantial operational, financial and other resources. In addition, the installment, adjustment and clinical trial processes for proton therapy systems can be lengthy, and we may fail to obtain relevant regulatory approvals for numerous reasons, many of which are beyond our control. If we cannot manage the hospital construction process properly or if there is any delay or interruption in the process, our operating and financial results will be adversely affected.

Furthermore, we may experience significant delays or be unable to successfully consummate our hospital construction projects as a result of various factors, many of which are beyond our control, which would materially harm our business. For example, we must obtain a radiation safety permit as required by the Ministry of Environmental Protection (“MEP”) and Ministry of Ecology and Environment, and a radiation therapy permit from the competent healthcare administrative authorities to operate the medical equipment that contains radioactive materials or emit radiation during operation. A radiation worker permit from the provincial healthcare administrative authorities is also required for each medical technician who operates such equipment. Any failure to obtain approvals or renewals of these licenses from the competent authorities could delay the installation, or interrupt the operation, of our medical equipment in our cancer hospitals and clinics, which could materially adversely affect our business, results of operations and financial condition.

Our development and ramp-up schedule of new cancer hospitals and clinics could result in fluctuations in our short-term financial performance, and newly opened cancer hospitals and clinics may not achieve timely profitability, or at all.

Our operating results have been, and may continue to be, influenced by the openings of new cancer hospitals and clinics. New cancer hospitals and clinics generally have lower income and higher operating costs during the initial stages of their operations. We also incur substantial expenses before opening new cancer hospitals and clinics such as labor costs, construction expenditures, renovation costs, rental expenses and equipment costs. Based on our past experience, it generally takes years for a new cancer hospital to achieve monthly breakeven and much longer to recover the initial investment. Accordingly, the timing of new hospital openings has, and may continue to have, a significant impact on our profitability. As a result, our results of operations may fluctuate significantly from period to period, which renders the period-to-period comparisons of our results of operations to be not meaningful in predicting our future performance.

Moreover, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our new cancer hospitals and clinics. It could also take significant lead time for newly opened cancer hospitals and clinics to achieve a utilization rate comparable to the existing ones, due to factors such as time needed to build patient awareness in the local community and to integrate the operations of such hospital into our existing infrastructure. In addition, the opening of new cancer hospitals and clinics involve regulatory approvals and reviews by various authorities in the PRC, including health authorities. We may not be able to obtain all the required approvals, permits, licenses or certificates in a timely manner or at all. Therefore, we may not be able to immediately utilize or derive revenue from new cancer hospitals and clinics as anticipated. In addition, the operating results generated from newly opened cancer hospitals and clinics may not be comparable to the operating results generated from any of the existing ones. The newly opened cancer hospitals and clinics may even operate at a loss, which could adversely affect our results of operations.

Our growth plan includes the construction of proton centers, and cancer hospitals and clinics. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties.

We plan to build proton centers, and cancer hospitals and clinics in multiple regions in China. While current healthcare reform policies encourage the establishment of private medical institutions, the implementation process will be complex, time-consuming and subject to uncertainty.

We are identifying suitable regions for self-operated cancer hospitals and centers by considering a number of factors, including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market, acquire required government approvals in a timely manner and control planned investments. In addition, we may face competition from our existing cooperative centers.

We may encounter difficulties in successfully opening new cooperative centers or renewing agreements for existing cooperative centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.

Our growth has depended on our ability to expand our network of radiotherapy and diagnostic imaging centers by entering into new agreements primarily with top-tier hospitals in China. These hospitals are 3A hospitals, the highest ranked hospitals by quality and size in China determined in accordance with the standards of the National Health Commission of the PRC (formerly the National Health and Family Planning Commission of the PRC) (the “NHC”). The hospitals typically enter into long-term agreements with us and our competitors with terms of up to 20 years. As a result, in any locality or at any given time, only a limited number of top-tier hospitals may have not already entered into long-term agreements with us or our competitors. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or positron emission tomography-computed tomography (“PET-CT”) scanners, will limit the number of top-tier hospitals with which we or our competitors can enter into agreements in a given period. See “—Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.”

Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Certain competitors may have greater financial resources than we do, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors. Moreover, our agreements with hospital partners generally set forth certain events that may grant the relevant parties the right to early termination. In addition, if we have material disputes with our hospital partners or otherwise fail to maintain sound relationships with them, they may elect to exercise early termination or refuse to renew agreements with us after expiration. Our hospital clients may also have business or economic interests that differ from ours, enter into disputes with us, or take action that is inconsistent with our interests, objectives or instructions, where applicable. We cannot assure you that we will be able to resolve any disputes or disagreements in our favor, if at all, or that our hospital clients will not exercise early termination rights of the relevant agreements or take other adverse actions against us. Furthermore, any material dispute or termination of such partnerships may harm our industry reputation, which may result in difficulties identifying and securing new hospital clients for our future growth.

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

The operation of our cancer hospitals and cooperative centers is subject to laws and regulations issued by a number of government agencies at the national and local levels. These rules and regulations relate mainly to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy and diagnostic imaging equipment, the licensing and operation of medical institutions, the licensing of medical staff and the prohibition on non-profit medical institutions from entering into cooperation agreements with third parties to set up for-profit centers that are not independent legal entities. In addition, our cancer hospitals and cooperative centers are subject to periodic license or permit renewal requirements and inspections by various government authorities at the provincial and municipal levels. We are also exposed to potential legal liabilities arising from claims relating to medical incidents, patient privacy, anti-corruption and anti-bribery, and environmental protection. Our growth prospects may be constrained by such rules and regulations, particularly those relating to the procurement of large medical equipment. Moreover, new laws and regulations applicable to our operations may be introduced in the future, or the current applicable ones may otherwise be amended or replaced to impose additional supervision and management requirements. Any changes in laws and regulations could require us to obtain additional licenses, permits or approvals, broaden the scope of our potential liabilities, increase our operating costs and expenses, or even result in the invalidation of our existing licenses.

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

We had losses, negative cash flows from operating activities and net current liabilities historically and we may incur losses and negative cash flows from operating activities and experience net current liabilities in the future.

In 2019, 2020 and 2021, we had net loss of RMB352.1 million, RMB404.0 million and RMB522.7 million (US$82.0 million), respectively, and negative cash flows from operating activities of RMB229.8 million and RMB359.3 million (US$56.4  million) in 2020 and 2021, respectively. As of December 31, 2021, we had an accumulated deficit of RMB3,277.3 million (US$514.3 million) and a total shareholders’ deficit of RMB1,370.1 million (US$215.0 million). As of the same date, we had net current liabilities of RMB220.0 million (US$34.5 million). We cannot anticipate when, if ever, we will become profitable. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

We have entered into a failed sales-leaseback agreement which was actually a financing with the amount of RMB110.0 million (US$17.3 million) as of the date of this annual report. Meanwhile, we will focus on the following activities: (1) we plan to seek additional equity financing from new investors into our hospital business operation; (2) we plan to improve the profitability of network business and hospital business through upgrading cloud system solutions, developing internet hospital business, accelerating the transformation of scientific research and training achievements into clinical application and so on; and (3) we are currently focusing on improving operational efficiency and reducing cost to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. We may not have sufficient cash to meet our capital expenditure requirements in the future, which could materially and negatively affect the price of our ADSs and our ability to enter into critical contractual relations with third parties. In addition, we may fail to generate current assets to the extent that the aggregate amount of our current assets exceeds the aggregate current liabilities and, therefore, may continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, financial condition and results of operations.

Our indebtedness and large repayment sums may materially and adversely affect our liquidity and ability to respond to adverse economic and industry conditions.

As of December 31, 2021, we had RMB136.5 million (US$21.4 million) in short-term borrowings outstanding and RMB162.8 million (US$25.6 million) in the current portion of long-term bank and other borrowings. In order to secure our bank and other borrowings, we may grant security interests over our medical equipment and other assets from time to time. As of December 31, 2021, we granted security interests over equipment with a net carrying value of RMB361.8 million (US$56.8 million), representing 11.5 % of the net value of our net property, plant and equipment of RMB3,145.0 million (US$493.5 million) as of the same date, accounts receivable with a net carrying value of RMB10.1 million (US$1.6 million), land use rights with a net carrying value of RMB405.1 million (US$63.6 million), construction in progress with a net carrying value of RMB1,709.8 million (US$368.3 million), and certain long-term investments with a carrying value of RMB167.0 million (US$26.2 million) as of December 31, 2021. In the past, we also granted security interests over other assets, such as accounts receivable including lease receivables, land use rights, and construction in progress. We may grant additional security interests over our assets in the future.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Indebtedness.” Any failure to satisfy our obligations under these loans could lead to foreclosure of the assets that secure these loans, suspension of operation of relevant hospitals in which such medical equipment is used, delay or interruption of relevant hospital construction projects, or otherwise damage our reputation in the medical community and our relationship with our hospital partners, all of which could materially adversely affect our business, financial condition and results of operation.

In addition, due to these borrowings, we are exposed to interest rate risk resulting from interest rate fluctuations. As of December 31, 2020 and 2021, the short-term bank and other borrowing bore a weighted average interest of 7.01% and 5.86% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 7.11% and 6.31% per annum, respectively. Escalation of prevailing interest rates could substantially increase our finance costs, which could materially and adversely affect our business, financial condition and results of operation.

Moreover, we have entered into and may in the future enter into loan agreements containing financial covenants that require us to maintain certain financial ratios. We may not be able to comply with these financial covenants from time to time. If we need to obtain waivers from lenders with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we may not be able to reach agreements with the lenders to avoid a breach.

If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. A breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could materially adversely affect our financial condition, results of operations and business prospects.

Our ability to satisfy our repayment obligations largely depends on our operating performance. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we encounter difficulties in generating sufficient cash to repay our outstanding indebtedness, our liquidity, business, results of operations and financial condition may be materially and adversely affected, and we may not be able to expand our business. We may be forced to sell assets, issue additional capital, reduce or delay capital expenditures, strategic acquisitions and investments, or seek to restructure or refinance our indebtedness, which may not be successful or provide sufficient remedial measures, could impede the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. We may face substantial financial and operational risks if our business environment or the relevant interest or exchange rates change, or if our cash flows and capital resources are insufficient to fund our indebtedness service obligations. Failure to service our indebtedness could result in the imposition of penalties, including increases in interest rates that we pay on our indebtedness and legal actions against us by our creditors, or even bankruptcy. In addition, due to our level of borrowings, our ability to respond to changing market conditions may be limited and our business expansion plans through acquisitions may be impeded. This would also increase our vulnerability to adverse economic and industry conditions and place us at a disadvantage compared to competitors who have lower levels of indebtedness.

If we fail to recruit and retain a sufficient number of qualified doctors and other medical professionals, our business and results of operations could be materially and adversely affected. We also depend on our hospital partners to recruit and retain qualified doctors and other medical professionals to ensure the high quality of treatment services provided in our network of centers.

Our business is largely dependent on the ability of our cancer hospitals and clinics to identify, recruit and retain a sufficient number of qualified doctors and other medical professionals. The competition for qualified doctors in China is intense. It has become increasingly costly to recruit and retain medical professionals in recent years. In addition, the supply of qualified doctors is limited due to the length of training required, including academic study and clinical training, which can take up to eight years or even longer for certain medical specialties. We believe that doctors generally consider the following key factors when selecting medical institutions to work at, including the reputation and culture, the efficiency of hospital management, the quality of facilities and supporting staff, the number of patient visits, compensation, training programs and location. Our cancer hospitals and clinics may not compete favorably with other medical institutions in respect of one of more these factors, and our cancer hospitals and clinics may not be able to attract or retain a sufficient number of qualified doctors. The doctors at our cancer hospitals and clinics typically are entitled to terminate their employment at any time with a 30 days’ prior written notice. In addition, multi-site practice doctors practice at our cancer hospitals and clinics pursuant to the liberated physician registration regulation that allows licensed doctors to register and practice at multiple medical institutions. If the PRC government imposes restrictions on such practice in the future, our cancer hospitals and clinics may not be able to retain their current base of multi-site practice doctors. If our cancer hospitals and clinics are unable to successfully recruit or retain seasoned and qualified doctors, we may not be able to maintain our service quality, and the number of patient visits at our cancer hospitals and clinics may decrease, which may materially and adversely affect our business, results of operations and financial condition.

In addition, our success depends in part on our hospital partners’ ability to recruit, train, manage and retain doctors and other medical professionals. Although we may help our hospital partners to identify and recruit suitable, qualified doctors and other medical professionals, almost all of these medical professionals in our network of centers are employed by our hospital partners rather than by us. As a result, we may have little control over whether such medical professionals will continue working in cooperative centers in our network. If our hospital partners fail to recruit and retain a sufficient number of these medical professionals, the resulting shortage could adversely affect the operation of cooperative centers in our network and our growth prospects.

We have historically derived a significant portion of our revenues from cooperative centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.

We have historically derived a large portion of our total net revenues from a limited number of hospital partners. In 2019, 2020 and 2021, net revenues derived from our top five hospital partners were approximately 34.6%, 25.9% and 31.0%, respectively, of our total net revenues. The largest hospital partner accounted for 9.4%, 5.9% and 11.9% of our total net revenues during those periods, respectively.

Cooperative centers located in Henan Province, Hubei Province and Shandong Province accounted for 16.5%, 9.6% and 7.5%, respectively, of our total net revenues in 2019. Cooperative centers located in Henan Province, Hubei Province and Shandong Province accounted for 10.6%, 8.1% and 5.9%, respectively, of our total net revenues in 2020. Cooperative centers located in Beijing Municipality, Chongqing Municipality and Inner Mongolia Autonomous Region accounted for 43.0%, 12.3% and 6.9%, respectively, of our total net revenues in 2021.

Such revenue concentration may continue in the future. Due to the concentration of our revenues and our dependence on a limited number of hospital partners, any one or more of the following events may cause material fluctuations or declines in our revenues and materially adversely affect our financial condition, results of operations and prospects:

●	reduction in the number of patient cases at the cooperative centers located at these hospital partners;
●	loss of key experienced medical professionals;
●	decrease in the profitability of such centers;
●	failure to maintain or renew our agreements with these hospital partners;
●	any failure of these hospital partners to pay us our contracted percentage of any such center’s revenue net of specified operating expenses;
●	any regulatory changes in the geographic areas where our hospital partners are located; or
●	any other disputes with these hospital partners.

In addition, the top five of our hospital partners in terms of revenue contribution, accounted for 52.0% of our total network accounts receivable as of December 31, 2021. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

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

Our total outstanding accounts receivable from our hospital partners were RMB43.1 million and RMB120.6 million (US$18.9 million) as of December 31, 2020 and 2021, respectively. As of December 31, 2021, approximately 22.5% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2020 were still outstanding. In 2019, 2020 and 2021, accounts receivable was RMB0.7 million, RMB1.7 million and RMB2.0 million (US$0.3 million) were written off as uncollectible, respectively.

Any failure by our hospital partners to pay us our contracted percentage, or any disputes over, or significant delays in, receiving such payments from our hospital partners could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction of our hospital partners with our services, could negatively affect our cooperative centers and our ability to collect revenue; reduce the likelihood that our agreements with hospital partners will be renewed; damage our reputation; and otherwise materially adversely affect our business, financial condition and results of operation.

We have derived and expect to continue to derive a significant portion of our revenues from our cancer hospitals and clinics in Shanghai and Guangzhou, and may be particularly sensitive to adverse developments in such regions.

In 2019, 2020 and 2021, net revenues derived from our cancer hospitals and clinics located in Shanghai and Guangzhou accounted for 14.2%, 32.9% and 29.0%, respectively, of our total net revenues in the same periods. Going forward, we expect that a large part of our net revenues will remain dependent on our cancer hospitals located in Shanghai and Guangzhou, especially as we are in the process of expanding our hospital operations in such regions. We are therefore sensitive to the regulatory, economic, environmental and competitive conditions, as well as the public health landscape, in such regions. In addition, the business of our hospitals and clinics may also be materially and adversely affected if any economic downturn in these regions were to result in patients cutting back on spending on oncology healthcare services. In the event that the average spending power of the population decreases or the economic growth in Shanghai and Guangzhou slows down, demand for medical services, especially for the premium oncology healthcare services in private hospitals, may substantially decrease, and our results of operation and profitability may be adversely affected. Furthermore, significant changes in the laws and regulations governing the healthcare industry in Shanghai and Guangzhou, such as those in relation to the medical professional licensing system, qualification and compliance requirements for medical institutions, may have a material effect on our business operations.

Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls, which may reduce our profitability.

PRC laws and regulations impose price controls and price ceilings on various service and products provided by medical institutions. While we, as a private medical institution operator, are not directly subject to the pricing regulations that public medical institutions must abide by, at our cancer hospitals and cooperative centers that are medical insurance designated medical institutions, we are required to set the prices for services, pharmaceuticals and medical consumables covered under the public medical insurance programs in accordance with the pricing guidelines adopted under such programs in order for our patients to be eligible for reimbursements. As a result, government policies that impose price ceilings, reduce profit margins or restrict insurance reimbursement amounts may in turn negatively impact our profitability. If the PRC government further reduces the current price ceilings, or if additional medical services and products are subject to price controls and/or public medical insurance reimbursement limits, we may need to adjust our own pricing policies where appropriate in order to maintain our competitiveness in the market, which could adversely affect our results of operations and financial condition. Moreover, if we fail to respond to the pricing changes in a timely manner by adjusting pricing policies or service offerings, our business and prospects may be adversely affected.

In addition, cooperative centers in our network are primarily located in non-profit hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the Ministry of Health. Those authorities may adjust these price ceilings downwards or upwards from time to time. Historically, treatment fees for large medical equipment were requested to reduce. In the future, if the government reduces examination or treatment fees for the services provided by the centers in our network, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially adversely affected.

Any failure to remain eligible for public medical insurance coverage, or any non-payment or delayed payment under China’s public medical insurance programs, could materially and adversely affect our results of operations and financial condition.

In medical insurance designated medical institutions in China, being the medical institutions that are eligible for public medical insurance coverage, patients may make partial payments if the medical bills are not fully covered, with the remaining fees payable to be settled between us and the relevant public medical insurance authorities. As such, whether a medical institution is eligible for public medical insurance coverage could affect its acceptance among potential patients. As of the date of this annual report, four of our cancer hospitals and clinics including Guangzhou Hospital, Datong Hospital, Guangzhou Outpatient Department and Shanghai Outpatient Department were medical insurance designated medical institutions in China. In 2019, 2020 and 2021, net revenues derived from settlement through public medical insurance programs accounted for approximately 11%, 15% and 10% of our total net revenues for the same periods, respectively. We expect to continue to receive a significant portion of our total medical bill payments under public medical insurance programs in China.

We cannot assure you that our cancer hospitals and clinics will be able to maintain their status as medical insurance designated medical institutions, the loss of which will not only harm our reputation but may also result in reduced patient visits. Furthermore, the PRC government may alter its reimbursement policies in coverage plans in the future such that certain medical services and products provided by our cancer hospitals and clinics may no longer be covered, or that more stringent thresholds on existing coverage may be imposed. Any reduction in the rates reimbursed or the scope of services covered may reduce patient accessibility to our cancer hospitals and clinics and may lead to reduced patient flow and related revenue.

In addition, any dispute or late or delinquent settlement under the public medical insurance programs may cause our accounts receivable to increase or result in write-offs. Depending on the relevant public medical insurance programs’ practice, a medical insurance designated medical institution may be subject to a government-approved annual quota for public medical insurance reimbursements. For amounts in excess of the quota, the reimbursement by local medical insurance authorities typically happens in the following year. If the quota assigned by the local medical insurance authorities does not increase in line with the revenue growth of our cancer hospitals and clinics, the loss generated from such non-reimbursable amounts would increase, which could adversely affect our results of operations.

If the government and public insurers in the PRC fail to provide sufficient coverage and reimbursement for the radiotherapy and diagnostic imaging services provided by our network of centers, our revenues could be adversely affected.

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

We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If national or provincial authorities in China reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our cancer hospitals and cooperative centers, patients may opt for or be forced to resort to other forms of cancer therapy. In addition, our business, financial condition and results of operation could be materially and adversely affected.

We will provide high-end medical services and medicines  that may not be covered by public medical insurance programs. As a result, we may need to cooperate with commercial insurance companies and face risks in respect of charge fees and patients’ ability of payment.

The majority of patients in our existing cancer hospitals and cooperative centers are covered under public medical insurance. We settle payments with local medical insurance agencies on a regular basis. However, for certain international-standard cancer treatments, especially radiotherapy services, we provide or plan to provide, our patients may need to self-pay or be covered under various commercial insurance coverages. We will need to negotiate with various insurance companies, both domestic and international, to enroll our cancer hospitals and clinics in their coverages. Since February 28, 2019, the nuclear magnetic resonance imaging and cancer radiotherapy services and the basic medical services, including general outpatient registration, chemotherapy, linear accelerator radiotherapy, blood examination, image examination (such as nuclear magnetic resonance, CT, ultrasound, molybdenum target, electrocardiogram), medicines and consumables, of our Shanghai Outpatient Department’s basic medical services have been fully covered by Shanghai public medical insurance. However, we cannot assure you that we can establish and manage the business relationship with insurance companies properly and effectively. Without the public medical insurance coverage, our future revenue may not meet our forecasts and profitability will be adversely affected. We may also face collection risks as commercial insurance companies may not pay for certain clinical procedures.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new cancer hospitals and clinics by selectively acquiring hospital businesses in China and overseas or assets or forming joint ventures, and we may continue to do so in the future. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner.

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

Pursuant to the Administrative Measures on the Procurement and Use of Large Medical Equipment (For Trial Implementation) jointly promulgated by the NHC and National Medical Products Administration on May 22, 2018 and came into effect on the same day, the PRC government regulates large medical equipment through the classified and hierarchical allocation plan and through the issuance of the large medical equipment procurement licenseaccording to the catalogue. The catalogue divides large medical equipment into Class A and Class B.

For medical equipment classified as Class A large medical equipment, which includes proton therapy systems and PET-MR scanners, the NHC conducts procurement planning and approval. In addition, the NHC issues large medical equipment procurement licenses. For medical equipment classified as Class B large medical equipment, which includes gamma knife systems, PET-CT scanners and linear accelerators, the relevant provincial healthcare administrative authorities conduct procurement planning and approval.

Although these rules do not directly apply to military hospitals in China, the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army (the “PLA”) uses these rules as a reference to approve the procurement of such medical equipment. The procurement regulations issued by the NHC stipulate that from 2018 to 2020, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 710 by the end of 2020. According to Notice on Adjusting the Configuration Plan of Large medical Equipment for 2018-2020 (the “2018-2020 Plan”) issued by NHC on July 17, 2020, national master plan configures a maximum of 16 newly added proton therapy treatment systems between 2018 and 2020 and the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 884. The allocation will depend on the actual situation of regional function orientation, radiation capacity of medical services and the service level of diagnosis and treatment of medical institutions. In addition, the 2018-2020 Plan also stipulates the provincial the procurement planning and quotas for Class B large medical equipment procurement licenses.

Although the current number of procurement licenses available did not significantly impact our expansion plans in 2021, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our cancer hospitals and clinics to obtain such licenses, may affect our expansion plan after 2021. Any of the foregoing could materially adversely affect our future prospects.

In addition, for certain of the medical equipment that we intend to install and operate in our proton center, and cancer hospitals and clinics, we will need to obtain large medical equipment procurement licenses from the NHC or provincial level healthcare administrative authorities. We may not be able to obtain such licenses in a timely manner or at all, which could delay or prevent the opening of our proton center and cancer hospitals and clinics, and could materially adversely affect our growth strategy and results of operations. See “—Risks Related to Our Business and Industry—We plan to establish and operate proton centers, and cancer hospitals and clinics that will be majority-owned by us and are subject to significant risks.”

We or our hospital partners may be unable to obtain permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.

For our hospital-based centers, our hospital partners must obtain a radiation safety permit from the MEP and a radiotherapy permit from the competent healthcare administrative authorities to operate the medical equipment in our network of centers that contains radioactive materials or emit radiation during operation.

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

Each of our proton center, and cancer hospitals and clinics in China that we majority-own must obtain a radiation safety permit from the MEP and a radiotherapy permit, medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our proton center, and cancer hospitals and clinics, which could materially adversely affect our business, financial condition and results of operation. See “—Risks Related to Our Company—We plan to establish and operate proton centers, and cancer hospitals and clinics that will be majority-owned by us and are subject to significant risks.”

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

Medical equipment in 13 out of the 16 cooperative centers in our network were subject to large medical equipment procurement quota requirements, of which 12 centers obtained procurement licenses and one center had not obtained the procurement license or permit according to the current regulations. Although our hospital partners are in the process of applying to the competent regulatory authorities for procurement licenses or permits, we cannot assure you that they will be successful. If our hospital partners fail to obtain either a procurement license or an interim procurement permit, the cooperative centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of revenue from operating such equipment or assessed a fine. Any of the foregoing risks could materially adversely affect our business, financial condition and results of operation.

Government authorities may interpret regulations to find that our lease and management agreements are not in compliance with relevant regulations.

Our lease and management agreements with public hospital partners provide that our revenues from hospital-based centers are to be calculated based on contracted percentages of each center’s revenue net of specified operating expenses. We believe these agreements comply with the Implementation Opinions on the Classified Management of Urban Medical Institutions and the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions. However, the NHC or other competent authorities could interpret these regulations differently, and determine that our lease and management agreements do not comply with such regulations. As a result, such authorities could declare our lease and management agreements to be void, order our hospital partners to terminate such agreements with us, order our hospitals partners to suspend or cease operation of the centers governed by such agreements, suspend the use of our medical equipment, or confiscate revenues generated under noncompliant agreements. Furthermore, we may have to change our business model which may not be successful. If any of the above were to occur, our business, financial condition and results of operation could be materially and adversely affected.

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

Our business may require expenditures that exceed our available capital resources. To the extent that our funding requirements exceed our financial resources, we will seek additional financing or defer planned expenditures. We may not be able to obtain these bank loans or additional funds on terms acceptable to us, or at all. In addition, our ability to raise additional funds is subject to a variety of uncertainties, including, but not limited to:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for capital raising and debt financing activities; and
●	economic, political and other conditions in China and elsewhere.

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

If we fail to maintain stable relationships with our strategic collaboration partners, our business, reputation, results of operations and financial condition may be adversely affected

We have established strategic collaboration relationships with The University of Texas MD Anderson Cancer Center (“MD Anderson”) and Mayo Clinic, to leverage their advanced medical technology, sophisticated operational techniques, and abundant clinical experience in cancer diagnosis and treatment. Our agreements with such strategic collaboration partners normally have a term of one to ten years and set forth certain events that may trigger unilateral termination. In 2019, 2020 and 2021, fees paid to such strategic collaboration partners were US$4.7 million, US$3.7 million and US$1.3 million, respectively. We cannot assure you that such strategic collaboration partners will renew their agreements with us upon expiry, or otherwise maintain the collaborative relationships with us. In addition, there can be no assurance that such strategic collaboration partners would not enter into similar arrangements with our competitors or otherwise act in a manner adverse to our interests. If we fail to maintain our strategic collaboration relationships or if such strategic collaboration partners fail to fulfill their obligations under the relevant collaboration agreements, our business, reputation, results of operations and financial condition may be adversely affected.

We rely on doctors and other medical professionals that provide services in our cancer hospitals and cooperative centers to make proper clinical decisions, and rely on our hospital partners to maintain proper control over the clinical aspects of our network of centers.

We rely on the doctors and other medical professionals who work in our cancer hospitals and our cooperative centers to make proper clinical decisions regarding the diagnosis and treatment of patients. For our cancer hospitals and clinics, we enable training, clinical education and clinical research activities for our medical professionals. We also develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques, and host seminars and conferences to facilitate consultation among doctors in our network of centers. However, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each cooperative center and over the doctors and other medical professionals who work in these centers.

Any incorrect clinical decisions by doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each cooperative center may result in unsatisfactory treatment outcomes, patient injury or possibly death. As to such incidents that may happen in our cooperative centers, although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim. Regardless of its merit or eventual outcome, these claims could result in significant legal defense costs for us, harm our reputation, and otherwise materially adversely affect our business, financial condition and results of operations.

The cooperative centers in our network have experienced claims as to a limited number of medical disputes. We must generally account for expenses resulting from such liability claims as expenses of the relevant cooperative center, which could reduce our revenue from such center. Furthermore, any incorrect clinical decisions on the part of doctors and other medical professionals in our own cancer hospitals and clinics or our failure to properly manage the clinical activities of our own cancer hospitals and clinics will subject us to direct liability claims for any such accidents. These claims could result in significant legal defense costs, harm our brand name and materially adversely affect our business, financial condition and results of operations. See “—With the rising conflicts between doctors and patients, if we cannot properly handle disputes with patients in a timely manner, we will face the increasing risk of litigation.”

We do not carry professional malpractice liability insurance or other liability insurance at many cooperative centers in our network because the professional malpractice liability insurance is to be purchased by the hospital partners. At our own cancer hospitals and clinics, we will likely face direct liability claims for any such incidents. However, even at the cancer hospitals and clinics that we do carry the professional malpractice liability insurance or other liability insurance, it may not be sufficient to cover any potential liability resulting from such claims. As a result , our business and operations could be materially and adversely affected.

We expect to face the risk of increased exposure to liability claims as we open our proton centers, and cancer hospitals and clinics, and our professional malpractice liability insurance may not be sufficient to cover such increased liability exposure.

As we start operating our own cancer hospitals and clinics, claims alleging medical malpractice against us may arise from time to time. We may also need to obtain certain types of insurance that we do not currently carry for the coverage of additional liability exposure associated with operating these hospitals and clinics.

However, such insurance coverage may not be available at a reasonable price and we may not be able to maintain adequate levels of liability insurance coverage, if at all. Any failure for us to maintain sufficient liability insurance coverage for operating of these hospitals and clinics at a reasonable price could subject us to substantial cost and diversion of resources arising out of liability claim. Such insurance coverage could also increase our expenses and decrease our profitability, which would adversely affect our business, financial condition and results of operations.

With the rising conflicts between doctors and patients, if we cannot properly handle disputes with patients in a timely manner, we will face the increasing risk of litigation.

Recently, patient-doctor conflicts and litigation have increased in China. Patients in China are demanding higher service quality of the medical services and treatments they receive from hospitals. Although rare, incidents have occurred in hospitals and medical institutions in the past in China where dissatisfied patients carried out extreme actions or even violence during the course of the disputes.

In our cancer hospitals and cooperative centers, we also deal with patient disputes and litigation due to real or perceived medical incidents and practices. While we offer periodic training to all medical staff in our cancer hospitals and cooperative centers, our patients may still raise issues with treatment procedures, especially cancer patients who experience higher than expected side-effects, sometimes resulting in unexpected deaths. Despite our efforts in improving service quality, we cannot guarantee our cancer hospitals and cooperative centers will not be subject to medical disputes or that they can successfully prevent or address all medical disputes in the future. We may choose to settle with the dissatisfied patients in order to minimize the negative impact on our reputation and operations. While our cancer hospitals and clinics in operation are covered by medical malpractice insurance and we have also purchased bodily-injury insurance for our medical professionals, the process to reach a settlement, typically in the form of a monetary settlement under the medical malpractice insurance, is time-consuming. Any medical disputes, medical incidents and legal proceedings of similar nature, regardless of merit, could result in significant legal costs, diversion of medical professionals’ and management’s resources and reputational damage to us, which may in turn materially and adversely affect our business, results of operations and financial condition.

Any failures or defects in the medical equipment in our cancer hospitals and cooperative centers or any failure of the medical technicians to properly operate our medical equipment could subject us to liability claims and we may not have sufficient insurance to cover any potential liability.

Our business exposes us to liability risks inherent in operating complex medical equipment, which may contain defects or experience failures. We rely on equipment manufacturers to provide adequate technical training on the proper operation of our complex medical systems to the medical technicians who work in our cancer hospitals and cooperative centers. If such medical technicians are not properly and adequately trained by the equipment manufacturers or by us, they may misuse or ineffectively use the complex medical equipment. These medical technicians may also make errors in operating the complex medical equipment even if they are properly trained. Any medical equipment defects or failures or any failure of the medical technicians to properly operate the medical equipment could result in unsatisfactory treatment outcomes, patient injuries or possibly deaths.

Although the liability for any such incidents rests with the equipment manufacturers, or the medical technicians if in the case of our cooperative networks, we may be made a party to any such liability claim. Any such claim, regardless of its merit or eventual outcome, could result in significant legal defense costs, harm our reputation, and otherwise materially adversely affect our business, financial condition and results of operations. In addition, we could account for any expenses resulting from such liability claims as expenses of the relevant cooperative center, which could reduce our revenue derived from such center. We do not carry product liability insurance at any of the cooperative centers in our network.

Any downtime for maintaining or repairing our medical equipment could lead to business interruptions that could be expensive and harmful to our reputation and to our business.

Significant downtime associated with maintaining or repairing medical equipment in our cancer hospitals and cooperative centers would result in the inability of our cancer hospitals and cooperative centers to provide radiotherapy treatment or diagnostic imaging services to patients in a timely manner. We primarily rely on equipment manufacturers or third-party service companies for maintenance and repair services.

The failure of manufacturers or third-party service companies to provide timely repairs could interrupt the operation of our cancer hospitals and cooperative centers for extended periods of time. Such extended downtime could result in lost revenues for us and our partner hospitals, dissatisfaction of our patients and our partner hospitals and damage to the reputation of our own cancer hospitals, the cooperative centers in our network, our partner hospitals and our company.

We rely on a limited number of equipment manufacturers.

Much of the medical equipment in our cancer hospitals and cooperative centers is highly complex and produced by a limited number of equipment manufacturers. These equipment manufacturers provide training on the proper operation of our medical equipment, as well as maintenance and repair services for such equipment, to the medical personnel who work in our cancer hospitals and cooperative centers.

Any disruption in the supply of medical equipment or services from these manufacturers, including as a result of failure by any such manufacturers to obtain requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture, may delay the development of our planned hospitals and new cooperative centers. Any such disruption could also negatively affect the operation of our cancer hospitals and cooperative centers, which in turn could materially adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our executive officers and other key personnel, and our business may be severely disrupted if we lose their services.

We depend on the key members of our management team and of our material subsidiaries, including Dr. Jianyu Yang, chairman and our chief executive officer, and Mr. Yaw Kong Yap, our chief financial officer, as well as other key personnel for the continued growth of our business. The loss of any of these key members or other key personnel could delay the implementation of our business strategy and adversely affect our operations. Our future success also depends in large part on our ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful, it may be more difficult for us to execute our business strategy.

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

We could be exposed to risks related to our dealing with patients’ personal and medical information.

Our cancer hospitals and cooperative centers collect and maintain personal and medical information of their patients. PRC laws and regulations generally require medical institutions and their medical professionals to protect the privacy of their patients and prohibit unauthorized disclosure of personal information. We may also be liable for damage caused by divulging the patients’ private or medical records without consent. Moreover, our cloud system solutions and internet hospital have access to, generate and process a large amount of personal, transaction, demographic and behavioral data.

We have taken measures to maintain the confidentiality of our patients’ personal and medical information, including encrypting such information in our information technology system so that it cannot be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our patients’ personal and medical information. However, these measures may not always be effective. There is a risk that such information could be compromised in the event of a security breach at our cancer hospitals and cooperative centers, cloud system solutions and internet hospital. Such information could be divulged due to, for example, theft or misuse arising from staff misconduct or negligence. In addition, although we generally do not make the patients’ medical information available to the public, we may use such data on an aggregated basis after redacting personally identifiable information or disclose certain data after obtaining relevant patients’ consent for training and research purposes. While we believe our current usage of patients’ medical information is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could impose more stringent data production requirements and thus affect our ability to use medical information and subject us to liability for the use of such data for current permitted purposes. Failure to protect the confidentiality of patients’ personal and medical information, or any restriction on or liability as a result of our use of medical data, could have a material adverse effect on our business and reputation.

Any change in the regulations governing the use of medical data in China, which are still in development, could adversely affect our ability to use our medical data and could potentially subject us to liability for our past use of such medical data.

Our cancer hospitals and the cooperative centers in our network collect and store medical data from radiotherapy treatments for training doctors and improving the effectiveness of the treatments provided. In addition, doctors in our network utilize such medical data to conduct clinical research. We do not make any such medical data public and retain such medical data for our internal use and for research purposes by doctors upon the approval of our medical affairs department and our hospital partners.

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

Our business is subject to seasonality.

During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals. Since our cooperative centers are located within the government hospitals, they are subjected to seasonality of patient traffic as well. Our current or planned proton center, and cancer hospitals and clinics will also be affected by seasonality, although to a lesser degree, as cancer patients need to receive treatment and diagnosis immediately. If we cannot manage and mitigate the seasonality effectively, our financial and operational results will be adversely affected.

We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may materially adversely affect our business.

We have applied for and obtained the registration of our trademark “Medstar” and a total of 67 other trademarks, including “Concord Medical,” in China to protect our corporate name as of the date of this annual report. We also owned the rights to 106 domain names that we use in connection with our business as of the same date. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademarks or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

Equipment manufacturers from whom we purchase equipment may not have all required third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties. In turn, we may be subject to claims that the equipment we have purchased infringes the intellectual property rights of third parties. We have in the past been subject to, and may in the future be subject to, such claims by third parties. As a result, we may be named as a defendant in, or joined as a party to, intellectual property infringement proceedings against equipment manufacturers relating to any equipment we have purchased. If a court determines that equipment we have purchased from our equipment manufacturers infringes the intellectual property rights of any third party, we may be required to pay damages to such third party. Our cancer hospitals and the cooperative centers may also be prohibited from using such equipment, which could damage our reputation and materially adversely affect our business prospects, financial condition and results of operations.

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

Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, epidemics outbreaks or other force majeure events could adversely affect our financial condition and results of operation. In addition, the operations of our cancer hospitals and cooperative centers may be vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such hospitals and centers. We do not have insurance coverage for some of our medical equipment and do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could materially adversely affect our business, financial condition and results of operations.

Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.

Most of the radiotherapy and diagnostic imaging equipment in our cancer hospitals and cooperative centers, including gamma knife systems, proton therapy systems, linear accelerators and PET-CT scanners, contain radioactive materials or emit radiation during operation. Radiation and radioactive materials are extremely hazardous unless properly managed and contained. Any accident or malfunction that results in radiation contamination could harm human beings, subject us to significant legal expenses and harm to our reputation.

Although equipment manufacturers, and our hospital partners if in the case of our cooperative networks, may bear some or all of the liability and costs associated with any accidents or malfunctions, if we are found to be liable in any way, we may also face severe fines, legal reparations and possible suspension of our operating permits. Any of the foregoing could materially adversely affect our business, results of operations and financial condition. In addition, certain of our medical equipment require the periodic replacement of their radioactive source materials.

We do not directly oversee the handling of radioactive materials during the replacement or reloading process or during the disposal process. Any failure of us or our hospital partners to handle or dispose of such radioactive materials in accordance with PRC laws and regulations may adversely affect the operation of such cancer hospitals and cooperative centers.

Our business may be harmed by technological and therapeutic changes or by shifts in doctors’ or patients’ preferences for alternative treatments.

The treatment of cancer patients is subject to potentially revolutionary technological and therapeutic changes. Future technological developments could render our equipment and the services provided in our cancer hospitals and cooperative centers obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made substantial investments prior to the end of its anticipated useful life.

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

The technology used in some of our radiotherapy equipment, particularly our body gamma knife and our proton therapy system, has been in use for a limited period of time and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use.

The technology in some of our radiotherapy equipment, particularly the body gamma knife system and the proton therapy system, has been in use for a limited period of time, and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use. As a result, such technology may not gain acceptance by doctors and patients in China or may lose any acceptance previously gained if negative information concerning their effectiveness or safety emerges.

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

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients in China, including proton therapy, the most sophisticated radiotherapy currently available in the market. While considered the most accurate and effective radiotherapy mode at this time, proton therapy treatment may be overtaken by new trends or breakthroughs in the radiotherapy market. For instance, there is a trend of miniaturization of proton therapy equipment, which delivers the same treatment at lower upfront investments and physical specifications.

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

Our self-developed technologies may contain undetected errors or may not operate properly, which could adversely affect our business, results of operation and financial condition.

We self-developed medical information technologies underlying our cloud system solutions and our internet hospital. In-house technology development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technologies from operating properly and consequently adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If our solution does not function reliably or fails to achieve customers’ and business partners’ expectations in terms of performance, we may lose existing, or fail to attract new, customers or business partners, which may damage our reputation and adversely affect our business. In addition, software technologies evolve rapidly and involve uncertainties. If we fail to cater to technology trends and changing market demand, our cloud system solutions and internet hospital may be harmed and results of operations and financial condition could be materially and adversely affected.

Moreover, remote diagnosis and treatment services are complex and those we offer may develop or contain undetected defects or errors. Material performance problems, defects or errors in our existing or new software and applications and services may arise in the future and may result from factors that are beyond our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential customers from utilizing our solution. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, results of operation and financial condition.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, results of operation and financial condition.

We rely heavily on technology, particularly the internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology or external technology that allows our customers to use our online services and products could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. In the past, we had not been subject to these types of attacks that had materially and adversely affected our business operations. However, there is no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation and business, and materially and adversely affect our results of operation and financial condition.

We will target the high net-worth population which is not covered by the government insurance programs. If we cannot meet their demands effectively or reach them through effective marketing, our financial position and results of operations may be adversely affected.

The high net-worth population in China may demand high-quality and differentiated medical services not available in public hospitals. As China’s economic growth continues, the number of high net-worth population will keep growing as well. However, this group of population usually has access to high-quality medical services and many of them visit hospitals overseas already. Our success depends on whether we can provide the quality of medical services comparable to or better than international standards. If we fail to target this group of patients, i.e., high net-worth population, or fail to offer competitive services, our financial position and results of operations may be adversely affected.

In addition, as China’s healthcare reform deepens and more private hospitals enter into the market, more hospitals will offer differentiated services that are not currently available in China’s healthcare service market. The high-net-worth population usually has access and resources to the best hospitals and medical experts in China. To reach this group of patients, we need to establish our industry position and reputation as the best cancer specialty service provider in China, which offers comparable or better services than other domestic and international hospitals. Our current or planned proton center, and cancer hospitals and clinics will face growing competition from other private and international hospitals in China. If we cannot establish a set of proper medical protocols and build up a strong reputation among patients, our revenue and profits will be affected adversely.

In recent years, national policy of limiting foreign investment in the healthcare industry has been relaxed, foreign hospitals constantly influx the Chinese market, and Chinese patients have gradually sought healthcare services in the overseas market, such as Japan, Korea, other Southeast Asian countries. We also face the risks of loss of patient sources.

As China’s healthcare reforms progress and restrictions are relaxed on private and international investments, more international hospitals are planning to enter into the Chinese healthcare service market. As a result, our current or planned proton center, and cancer hospitals and clinics face future competition from international hospitals, many of which will target the same high net-worth population. However, if we cannot execute our strategy properly, our operation and financial conditions will be affected.

In addition, more Chinese patients are traveling overseas to seek best treatment available to locations such as Hong Kong, Taiwan, Korea or Southeast Asian nations. The MD Anderson Proton Therapy Center in the United States also receive patients from mainland China. As such, we may also face the risks of loss of patient sources.

If we become subject to litigation, legal or contractual disputes, governmental investigations or administrative proceedings, our management’s attention may be diverted and we may incur substantial costs and liabilities.

From time to time, we may be involved in claims, disputes and legal proceedings in our ordinary course of business. These may concern issues relating to, among others, medical disputes, product liability, environmental matters, breach of contract, employment or labor disputes and infringement of intellectual property rights. On-going or threatened litigation, legal or contractual disputes, governmental investigations or administrative proceedings involving us or our employees may divert our management’s attention, and result in damages, liabilities and legal and other costs. Furthermore, any litigation, legal or contractual disputes, governmental investigations or administrative proceedings which are initially not of material importance may escalate and become important to us, due to a variety of factors, such as the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved. If the outcomes of these proceedings are unfavorable to us, we could be required to pay significant legal costs and monetary damages, assume legal and other liabilities and even to suspend or terminate the related business projects. In addition, negative publicity arising from litigation, legal or contractual disputes, governmental investigations or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. As a result, our business, results of operations and financial condition may be materially and adversely affected.

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

Although our policies prohibit corrupt practices, there is no assurance that these policies will effectively prevent our non-compliance with the PRC and other applicable anti-corruption laws, regulations and rules arising from actions taken by the individual doctors, staff and hospital administrators without our knowledge. If this occurs, we and/or the doctors, staff and hospital administrators may be subject to investigations and administrative or criminal penalties, and our reputation could be harmed by any negative publicity stemming from such incidents, which may materially and adversely affect our business, results of operations and financial condition. In addition, we have limited control over the actions of our hospital partners or the actions of the doctors and other medical personnel who work in our network of centers since we do not formally employ these individuals. If any of them engages in such illegal practices with respect to patient referrals or other matters, we or the cooperative centers in our network may be subject to sanctions or fines and our reputation may be adversely affected by negative publicity stemming from such incidents.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2021 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. See “Item 15. Controls and Procedures.” Our failure to correct this material weakness or our failure to discover and address any other material weakness and control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act. It is possible that, had our registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and additional deficiencies.

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

A significant portion of our capital expenditures relates to the purchase of radiotherapy and diagnostic imaging equipment from manufacturers outside of China. As the price of such equipment is denominated almost exclusively in U.S. dollars, any depreciation in the value of the Renminbi against the U.S. dollar could significantly increase our capital expenditures, reduce the profitability of our cancer hospitals and cooperative centers and materially adversely affect our business, results of operations and financial condition.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take legal action against the directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a half-yearly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange (the “NYSE”). Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are exempt from certain corporate governance requirements of the New York Stock Exchange.

As a foreign private issuer, we are permitted to exempt from certain corporate governance requirements of the NYSE. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For instance, we are not required to: (1) have a majority of the board of directors be independent; (2) have a compensation committee or a corporate governance and nominating committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We have relied on and intend to continue to rely on some of these exemptions. See “Item 16G. Corporate Governance.” As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders.

We believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended on December 31, 2021, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We conduct our operations primarily in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. The Chinese economy differs from the economies of most developed countries in many respects, including degree of government involvement, level of development, growth rate, control of foreign exchange, allocation of resources, evolving regulatory system, and lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. In addition, the impact of COVID-19 on the Chinese and global economies in 2020 and 2021 is severe and may persist in 2022. The Chinese government has implemented measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

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

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our cancer hospitals and network of radiotherapy and diagnostic imaging centers are located across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. Since December 2019, an outbreak of respiratory illness caused by the COVID-19 has and is continuing to spread rapidly throughout the world. The PRC government has taken certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses. The outbreak has negatively impacted the operations of our cancer hospitals and cooperative centers in China and resulted in less patient treatment from late January to early March of 2020 due to travel restrictions and quarantines. As a result, our total revenue declined for January and March of 2020 as compared to the same period in the prior year. Although the Chinese government has gradually lifted restrictions and quarantine measures in China, we cannot assure you that our business volume and growth rate will fully recover in the near future.

There remain significant uncertainties surrounding the COVID-19 outbreak and its further impact on our business and operations, considering the severe global situation and the recent regional resurgence of COVID-19, including the increasing number of Delta and Omicron variant cases. The Chinese local authorities have reinstated certain measures to contain the spread, including travel restrictions and quarantine measures, including those in Shanghai since March 2022. Our operations in these regions may be adversely affected when these restrictive measures are in force, under which our cancer hospitals and cooperative centers may be forced to temporarily suspend their operations and our network business may be interrupted. The emergence of such regional instances and the corresponding restrictive measures are beyond our control and may continue to adversely affect our operations. In light of the epidemic brought by COVID-19, local administrative authorities may impose controls on healthcare services except for those in need for urgent medical attention. Also, patients who are not in severe conditions may prefer not to visit hospitals or merely visit hospitals for a period as short as possible during the outbreak. Our cancer hospitals and clinics based in Shanghai, such as Shanghai Outpatient Department and Shanghai Imaging Center, had been temporarily closed as of the date of this annual report as a result of local government measures to contain the recent regional resurgence of COVID-19. In addition, our Datong Clinic had also been temporarily closed as of the same date due to a confirmed case among our medical professionals.  If the impact of COVID-19, including subsequent outbreaks driven by new variants, is prolonged or further escalate, additional or even all of our operations could be disrupted or even temporarily suspended.

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

Any future natural disasters or health epidemics in the PRC could severely disrupt our daily operations, and may even require a temporary closure of our cancer hospitals and cooperative centers. Such closures may disrupt our operations and adversely affect our results of operations. Our operations could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

The PRC government has significant influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, abruptly change relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or become worthless.

We conduct our operations primarily in China. The PRC government has significant influence over China-based operations of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, abruptly change the relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. On August 30, 2021, the PRC government imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online gaming and protecting minors’ mental and physical health, which could adversely affect the development of the online gaming industry in China. The central or local governments of China may also impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, government actions in the future, including any decision to intervene or influence our operations at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

Our ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China, and the delisting and cease of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCAA was enacted on December 18, 2020. If the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our financial statements contained in this annual report on Form 20-F have been audited by an independent registered public accounting firm that is located in China and among the PCAOB-registered public accounting firms headquartered in China or Hong Kong that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to inspect or investigate completely because of a position taken by one or more authorities in PRC. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could be delisted and prohibited from being traded over-the-counter under the HFCAA determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue stop order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market. While we have not been identified by the SEC as a commission-identified issuer under the HFCAA as of the date of this annual report, if, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Moreover, on June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, our shares and ADSs could be prohibited from trading in the United States in 2023.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible delisting from the NYSE, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On August 8, 2006, six PRC regulatory agencies jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rule”), which became effective on September 8, 2006 and was subsequently amended on June 22, 2009. The M&A Rule requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures did not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We are subject to complex and evolving laws, regulations and governmental policies regarding privacy and data protection. Actual or alleged failure to comply with such laws, regulations and governmental policies could materially and adversely affect our business and reputation.

When conducting our business, we may need to store, transmit and process certain data of our patients, and therefore face risks inherent in handling large volumes of data and in protecting the security and privacy of such data. In recent years, privacy and data protection has become an increasing regulatory focus of government authorities across the world. The PRC government has enacted a series of laws, regulations and governmental policies for the protection of personal data in the past few years. Such regulatory requirements on data privacy are constantly evolving and can be subject to varying interpretations, or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard.

For instance, on June 10, 2021, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data security, data processing activities must be conducted based on data classification and hierarchical protection system. Furthermore, along with the promulgation of the Opinions on Strictly Combating Illegal Securities Activities, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

On August 20, 2021, the SCNPC issued the Personal Information Protection Law, which has been effective from November 1, 2021 and reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent.

On October 29, 2021, the Cyberspace Administration of China published the Outbound Data Transfer Security Assessment Measures (Draft for Comments) (the “Draft Outbound Data Transfer Security Assessment Measures”) that outline the security assessment process for the outbound data transfer. It references the Cybersecurity Law, the Data Security Law, and the PIPL, and supplements the implementation of their provisions on cross-border data transfer. The Draft Outbound Data Transfer Security Assessment Measures is open for public comment until November 28, 2021. Considering the nature of our daily operations and the presence of our offline and online medical service network, we will not trigger outbound data transfer during our daily operations. We do not expect the Draft Outbound Data Transfer Security Assessment Measures to have material impact on our daily operations in respect of the outbound data transfer.

On November 14, 2021, the Cyberspace Administration of China (the “CAC”) publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (“Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (1) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security, (2) data processors that handle the personal information of more than one million people intends to be listed abroad, (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security, and (4) other data processing activities that affect or may affect national security. However, the Draft Data Security Regulations provides no further explanation or interpretation for “affects or may affect national security.” The PRC government authorities may have wide discretion in the interpretation of “affects or may affect national security.” However, we are not certain whether such draft measures will apply to our company, or whether the scope of financing activities that are subject to such draft measures may change in the future. Furthermore, if such draft measures is adopted into law in the future, we may become subject to enhanced cybersecurity review, or regulatory bodies in China may retroactively apply and implement such draft measures. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

On December 28, 2021, the CAC and 12 other government authorities published an amendment of the Measures for Cybersecurity Review 2020 (the “Measures for Cybersecurity Review 2022”), which took effect on February 15, 2022. The Measures for Cybersecurity Review 2022 provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” and the interpretation for “affect or may affect national security” under the current regulatory regime remain unclear and are subject to the decisions of competent PRC regulatory authorities. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. Moreover, we may be required to conduct cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact on national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

We cannot predict the impact of these new laws and regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. Therefore, it remains uncertain whether the proposed measures will be applicable to our business, or whether the future regulatory changes would impose additional restrictions on companies like us. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions. As a result, we may be required to upgrade or change our service offerings and other aspects of our business to comply with such laws and regulations.

We have adopted various measures to ensure compliance with privacy and data protection regulations. However, our security control may not prevent the improper leakage of personal data and confidential information. Additionally, we cannot assure you that we will be able to address any vulnerabilities in our cloud system solutions and internet hospital that we may become aware of in the future. In particular, we could be subject to attacks on our systems by external parties or fraudulent or inappropriate behaviors by our employees, third-party providers or other business partners. Third parties may also gain access to our data using computer malware, viruses, spamming, phishing attacks or other means. A security breach that leads to leakage of data and information of our users, even though anonymized, could still subject us to legal liabilities, regulatory sanctions, reputational damage and loss of user confidence. In addition, data breaches or any misconduct during the process of collection, analysis, and storage of data, could result in a violation of applicable data privacy and protection laws and regulations in China, and subject us to regulatory actions, investigations or litigations. Even if these actions, investigations or litigations do not result in any liability to us, we could incur significant costs in investigating and defending against them, and could be subject to negative publicity about our privacy and data protection practices, which may affect our reputation in the marketplace. Our potential risks related to our collection and use of data could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources and limit the attractiveness of our services to our patients and hospital partners. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. As such, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for making payments in international current account transactions. However, the PRC government may take measures in the future to restrict access to foreign currencies for current account transactions.

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

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The PRC State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations.

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

Under the EIT Law and implementation regulations issued by the PRC State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	announcements of technological or competitive developments;
●	regulatory developments in China affecting us or our competitors;
●	announcements of studies and reports relating to the effectiveness or safety of the services provided in our cancer hospitals and cooperative centers or those of our competitors;
●	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other medical services companies;
●	addition or departure of our senior management and other key personnel;
●	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived sales of additional ordinary shares or ADSs; and
●	general economic or political conditions in China or elsewhere in the world.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. In 2018, the Class A ordinary shares held by Morgancreek Investment Holding Limited (“Morgancreek”) were converted into Class B ordinary shares at one-to-one ratio and Morgancreek completed its restructuring. Immediately after the exchange and Morgancreek’s restructuring, the spouse of Dr. Jianyu Yang, our chairman and chief executive officer, indirectly held 70% interest in Morgancreek, Dr. Jianyu Yang became Morgancreek’s sole director and Morgancreek held 38,287,948 of our Class B ordinary shares and 4,660,976 of our ADSs. Dr. Jianyu Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. As of the date of this annual report, Dr. Jianyu Yang beneficially held 40.1% in our company, representing 73.2% of the total voting rights in our company.

The greater voting rights of the Class B ordinary shares gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements. These actions include the election and removal of any member of our board of directors; mergers, consolidations and other business combinations; changes to our amended and restated memorandum and articles of association; the number of shares available for issuance under share incentive plans; and the issuance of significant amounts of our ordinary shares in private placements.

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

On October 28, 2008, we acquired 100% of the equity interests in Beijing Yundu through our subsidiaries Aohua Leasing and Concord Healthcare (formerly known as CMS Hospital Management Co., Ltd. and Mezihong Jiahe Medical Science & Technology Development Group Co., Ltd.) with a consideration of approximately RMB35.0 million.

In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province with a consideration of RMB60.0 million, including RMB42.0 million in cash and RMB18.0 million in contingent consideration, by acquiring 100% of the equity interests in Tianjin Concord Medical (formerly known as Tianjin Kangmeng Radiology Equipment Management Co., Ltd.).

In May, June and September 2011, we incorporated four holding companies, namely, (1) US Proton Therapy Holdings Limited (BVI) in British Virgin Islands, (2) US Proton Therapy Holdings Limited (Delaware) in Delaware, U.S., (3) Guangzhou Concord Cancer Center Co., Ltd. in PRC, and (4) Medstar Overseas Limited in British Virgin Islands for potential future acquisitions and businesses.

In December 2012, we acquired 19.98% of equity interests in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, with a total consideration of approximately US$32.3 million. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner, with a total consideration of approximately US$4.6 million. According to the partnership agreement, we shall have significant influence over the MD Anderson Proton Therapy Center. This transaction may enable us to expand our expertise and knowledge base in preparation for the operation of future proton centers. In November 2018, MD Anderson Proton Therapy Center reached an agreement with MD Anderson to sell all its assets and liabilities to MD Anderson, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP, at a consideration of RMB212.9 million. In December 2018, we received all the shared consideration from PTC-Houston Management, LP. As a result, we disposed of our equity intesrest in MD Anderson Proton Therapy Center.

In October 2014, we established a wholly-owned free-standing radiotherapy cancer center, Datong Hospital in Datong City, Shanxi Province, to provide advanced diagnostic and radiotherapy services with 100 beds.

In April 2015, we acquired 100% of the equity interests in Fortis Surgical Hospital (“Fortis Surgical Hospital”) with a consideration of SGD55.0 million in cash from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd. In October 2015, we changed the name of the hospital to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore. In June 2017, we changed its name to Concord International Hospital. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore. Our divestment of Concord International Hospital allows us to fully concentrate on our efforts to operate hospital busines in China. As of the date of this annual report, our euity interest in Concord Healthcare Singapore Pte Ltd was further diluted to approximately 8.73%.

On January 25, 2016, Concord Healthcare completed its listing on the National Equities Exchange and Quotations, (“NEEQ”) which is also known as the New Third Board in China, for a private placement financing. In September and December 2016, Concord Healthcare completed two rounds of private offerings of additional shares and received proceeds of approximately RMB141.7 million, after which we held an 85.34% equity interest in Concord Healthcare. In February 2018, Concord Healthcare delisted from NEEQ.

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

On February 22, 2016, the board of Concord Healthcare approved a restructuring plan (the “Reorganization”), pursuant to which Concord Healthcare acquired 100% of the equity interests in Aohua Technology with a consideration of approximately RMB322.7 million in cash and 100% of the equity interests in Beijing Century Friendship with a consideration of approximately RMB100.6 million in cash. After completion of the Reorganization in September 2016, Concord Healthcare holds the network business which was formerly under Aohua Technology’s management, and our hospital business in China.

In November 2016, we entered into a framework agreement, as amended, with Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) to establish an offshore fund, namely Zhongrong International Growth Fund SPC - ZR Concord Healthcare Investment Fund SP (“SP”), for the purpose of acquiring our several hospital businesses, including Concord International Hospital, Guangzhou Hospital and PTC-Houston Management, LP (collectively, the “CCM Hospital Business”). Pursuant to the framework agreement, among others, ZR Guofu shall provide management and consultation services on the funds, and we shall continue to manage the CCM Hospital Business. ZR Guofu subscribed Class A shares of SP with a consideration of RMB521.4 million, while we subscribed Class B shares of the SP with the consideration of creditor’s rights of RMB166.3 million due from CCM Hospital Business and cash of RMB7.5 million. In 2016, ZR Guofu and we injected RMB521.4 million and RMB7.5 million, respectively, to the SP, which was then provided to the CCM Hospital Business as loans. After the restructuring mentioned below, only Concord International Hospital was retained in the CCM Hospital Business.

In 2016, ZR Guofu and we established an onshore fund, Guofu Huimei. The registered capital of Guofu Huimei is RMB1,009.0 million. In 2016, ZR Guofu and we subscribed the registered capital of RMB746.0 million and RMB263.0 million, respectively, for a 73.93% equity interest and a 26.07% equity interest, respectively, in Guofu Huimei. The capital injection was completed in April 2017. In 2018, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. As a result, ZR Guofu exited the onshore fund, Guofu Huimei, and our equity interest in Guofu Huimei increased to 100%.

In April 2017, ZR Guofu and we entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. Among others, during 2017, Guofu Huimei acquired a 78.31% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a consideration of RMB388.5 million and a 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB182.1 million through capital injections. As a result of the foregoing, our effective equity interest in Beijing Century Friendship decreased from 100% to 42.1%, our total effective equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%, and our total effective equity interest in Shanghai Outpatient Department was 49.48% (after more acquisitions by our other subsidiaries in 2017). In June 2018, Concord Healthcare entered into agreements with Guofu Huimei to purchase its 78.31% equity interest in Beijing Century Friendship and 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB388.5 million and RMB182.1 million, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its original investments in Guofu Huimei. Therefore, we held a 100% equity interest in Beijing Century Friendship, an 80% equity interest in Beijing Proton Medical Center and a 90% equity interest in Shanghai Outpatient Department through our wholly-owned or majority-owned subsidiaries upon execution and closing of the agreement. In October 2018, we obtained the control of Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Outpatient Department. As of the date of this annual report, we held a 100.0% equity interest in Beijing Century Friendship and an 80.0%equity interest in Beijing Proton Medical Center.

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

In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable non-controlling interest in SP to Tianjin Jiatai Enterprise Management Center (LP) (“Tianjin Jiatai”).

On December 20, 2017, we repaid a loan with principal of RMB97.1 million to ZR Guofu and repurchased a 100% equity interest in China Medical Services Holdings Limited (“CMS Holdings”) with a consideration of US$1.0. Upon completion, we pledged the shares in CMS Holdings to ZR Guofu.

In 2018, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its investments in Guofu Huimei. In September 2018, ZR Guofu completed the withdrawal of its investments in Guofu Huimei and exited Guofu Huimei, and we became the sole shareholder of Guofu Huimei. We obtained control of Guofu Huimei in October 2018. We held a 100% equity interest in Guofu Huimei. In addition, after Guofu Huimei became our wholly-owned subsidiary, Shanghai Rongchi and Tianjin Jiatai became our equity investees. During 2019, Tianjin Jiatai made capital injection in a total of RMB34.5 million to Shanghai Imaging Center, and increased the equity interest in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interest in Wuxi Hospital at a consideration of RMB27.0 million. After the acquisition, Wuxi Hospital became our wholly owned subsidiary. In August 2019, we further injected capital of RMB82.1 million to Wuxi Hospital. In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interest in Tianjin Jiatai to us at a cash consideration of RMB421.7 million. We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries. As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Imaging Center, Wuxi Hospital, Heze Meizhong Jiahe Cancer Center Co., Ltd. (“Heze Meizhong Jiahe”), Shanghai Rongchi and Oriental Light Group Limited.

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

In March 2018 and July 2018, we, the investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited, and other investors entered into agreements pursuant to which the parties jointly made a strategic investment in our subsidiary, Concord Healthcare. The total investment was RMB1.5 billion. Upon completion of the investment, those investment institutions led by CICC Capital and the other minority investors held a total of approximately 40% of the equity interests in Concord Healthcare and our equity interest in Concord Healthcare was diluted to approximately 60%. As of December 31, 2019, our effective equity interest in Concord Healthcare was approximately 60%. In February 2020, we and CITIC Industrial Investment Group Limited (“CITIC”) entered into agreements pursuant to which CITIC will make an investment of approximately RMB700.0 million in Concord Healthcare, subject to the satisfaction of closing conditions. Upon completion in March 2020, our ownership in Concord Healthcare was diluted from approximately 60% to approximately 50%. In April 2021, we entered into an investment agreement with five entities and one individual, pursuant to which these investors subscribed an aggregate of 18,805,826 newly issued shares of Concord Healthcare with a total consideration of RMB400.0 million. After the completion of all transactions mentioned above, our equity interest in Concord Healthcare had been diluted to 46.56% as of December 31, 2021. In December 2020 and April 2021, we obtained declaration of certain noncontrolling shareholders, pursuant to which they irrevocably delegate their voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period they own the equity interest in Concord Healthcare. We remained control of Concord Healthcare with 50.84% of the voting right and five out of nine directors of the board of Concord Healthcare as of December 31, 2021.

We established Shanghai Imaging Center in January 2018, which commenced operation in April 2020 . Through Shanghai Imaging Center, we introduce world-class diagnostic technology and management services, covering the Yangtze River Delta Region through a remote sharing consultation platform, and provide a full range of imaging diagnosis and high-quality services for domestic and foreign commercial insurance patients.

On February 28, 2019, CMS Holdings entered into a shares purchase agreement with Merge Limited to purchase 20% equity interest of Zhejiang Marine Leasing Ltd ("Zhejiang Marine") to expand our medical equipment leasing and management business. As we held 20% equity interest in and had the ability to exercise significant influence over the Zhejiang Marine, we applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became our associate company since then.

We acquired Guangzhou Outpatient Department in April 2020. Guangzhou Outpatient Department is an affiliated oncology specialty outpatient department to our Guangzhou Hospital. Located in downtown Guangzhou, it primarily provides cancer screening, diagnosis, treatment and health management services for outpatients.

Guangzhou Hospital is a comprehensive cancer hospital offering a full spectrum of cancer care for both inpatients and outpatients, which commenced operation in June 2021. In August 2020, Guangzhou Hospital entered into a strategic cooperation framework agreement with Macao Kiang Wu Hospital in Macau. Pursuant to the strategic cooperation framework agreement, Guangzhou Hospital and Macao Kiang Wu Hospital will jointly build a cancer specialist alliance and a multi-disciplinary consultation platform to promote cancer treatment, education, research and other fields of proton radiation therapy, based on the complementary clinical advantages of hospitals. This is a progress in the implementation of the “Outline for the Development of Guangdong, Hong Kong and Macao Bay Area” issued by the PRC State Council.

In November and December 2020 and January 2021, certain of our subsidiaries obtained a 26.34% equity interest of Healthingkon with the total consideration of an 89% equity interest of Shanghai Imaging Center and RMB21.5 million. The acquisition date was on January 4, 2021, when we actually obtained the shareholder rights of Healthingkon. On the same day, one of our subsidiaries entered into an acting-in-concert agreement with two other shareholders of Healthingkon, pursuant to which the two shareholders agreed to be coordinated actors on the matters related to shareholders’ rights of Healthingkon. Pursuant to the agreement, we obtained majority control over Healthingkon. Shanghai Imaging Center was under the control and consolidation of us before and after the transaction.

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of December 31, 2021.

As of the date of this annual report, we conduct substantially all of our operations through Datong Hospital, Datong Clinic, Shanghai Imaging Center, Guangzhou Outpatient Department, Guangzhou Hospital, Shanghai Outpatient Department, Shanghai General Practice Clinic and Yinchuan Meizhong Jiahe Internet Hospital Ltd. in PRC for our hospital business and the following subsidiaries for our network business in the PRC:

●	Aohua Technology, our subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;
●	Shanghai Medstar, our subsidiary incorporated in the PRC, which sells medical equipment and provides radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;
●	Concord Healthcare, our subsidiary incorporated in the PRC, which provides radiotherapy and diagnostic equipment management services to hospitals in the PRC; and
●	Beijing Yundu, our subsidiary incorporated in the PRC, which provides teleconsultation, and medical information technology services in the PRC.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Acquisitions and Capital Expenditures” for more details of the capital expenditures.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may also be accessed through this website.

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

B.Business Overview

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. Through our network business, we also empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2021, we had seven self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, four cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. As of the same date, we provided equipment leasing and comprehensive support services for 16 cooperative centers based in 13 hospitals, spanning over 13 cities across ten provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health). We also provide other services, primarily including medical solutions and support services, as part of our network business to other enterprise customers.

Cancer has become a serious global public health problem. According to the data issued by National Cancer Center in January 2019 and the 2020 World Report on Cancer issued by World Health Organization (“WHO”), the burden of cancer rose to 18.1 million new cases and 9.6 million cancer death in 2018 globally and there were 3.92 million new cancer cases and 2.33 million cancer-caused deaths in China. Moreover, according to the China Health Statistics Yearbook 2019, cancer is still one of the leading causes of death (26.0% of total death) in China. According to the latest Chinese Cancer Report issued by the Chinese National Cancer Institute in February 2022, the burden of cancer showed a continuous upward trend in China in recent ten years as it was estimated that there were about 4.1 million new cancer cases and 2.4 million cancer deaths in China in 2016 which were higher than in previous years. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population and obesity prevalence.

Radiotherapy is considered a mature treatment for many types of cancer. For example, nasopharyngeal cancer (“NPC”), also known as “Canton Cancer,” is the most prevalent cancer in Southern China, including Guangdong, Guangxi and Fujian Provinces, as well as Hong Kong and Taiwan. The most common treatment of NPC is radiotherapy or comprehensive therapy based on radiotherapy. In the future, more advanced treatment methods, such as proton therapy, are expected to be used for the treatment of NPC patients. Proton therapy can significantly reduce the radiation damage to the critical organs. We are working with leading domestic and international medical institutions to develop a clinical workflow of proton therapy for NPC. We are also working with such institutions to reduce the cancer survival rate gap between China and U.S., by providing more advanced medical treatment to our patients. We believe that our experience and expertise accumulated from the operation of our self-owned cancer hospitals and clinics and our cooperative centers uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

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

We believe that our success is largely due to the high-quality clinical care provided at our network of centers and our market-oriented management culture and practices. Many of the doctors who work in our network have extensive clinical experience in radiotherapy, some of whom are recognized as leading experts in radiation oncology in China. We enhance the quality of clinical care in our network through established training of, and on-going clinical education for, doctors in our network.

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

To complement our organic growth, we have selectively acquired businesses. In July 2008, we acquired China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange (AIM) for approximately £17.1 million. At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In April 2010, we acquired four radiotherapy and diagnostic imaging centers in Hebei Province with a consideration of RMB60.0 million by acquiring 100% of the equity interests in Tianjin Concord Medical (formerly known as Tianjin Kangmeng Radiology Equipment Management Co., Ltd.). On February 28, 2019, we purchased 20% equity interest of Zhejiang Marine to expand our shares in medical equipment leasing and management market. Medical equipment leasing and management business is a conventional sector of our business in which we are responsible for purchasing the medical equipment used in our hospital clients. We lease the medical equipment to hospitals for a fixed period, establish and manage cooperative centers, and receive a contracted percentage of each center’s revenue. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact of Our Acquisitions and Disposals.”

As part of our growth strategy, we plan to (1) establish and operate proton centers and expand the operations of our cancer hospitals and clinics, (2) provide cloud system solutions of medical devices for more enterprise customers, (3) further develop our internet hospital focusing on remote cancer services, and (4) further develop our medical equipment leasing and management business.

Since 2010, we have been focusing on developing our own proton centers and cancer hospitals and clinics. We have been establishing free-standing radiotherapy cancer centers in China which we own and register as specialty cancer hospitals with required departments, including radiation, imaging, test laboratory, inpatient and nursing. Datong Hospital, the first cancer hospital under our Meizhong Jiahe brand, opened preliminarily in May 2016 and officially opened for operations in May 2017.

In addition, we operated Concord International Hospital in Singapore from April 2015, which we acquired from Fortis Healthcare International. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore. Our divestment of Concord International Hospital allows us to fully concentrate on our efforts to operate hospital busines in China. As of the date of this annual report, our euity interest in Concord Healthcare Singapore Pte Ltd was further diluted to approximately 8.73%.

We are in the process of establishing and operating new cancer hospitals and proton centers in China to develop our hospital business. We have one planned hospital in China, namely Shanghai Hospital, and two hospitals in operation in China, namely Guangzhou Hospital and Datong Hospital, which provide premium cancer treatment services to our patients. We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We also commenced construction of Guangzhou Hospital in November 2017, and the construction was completed in October 2020. Guangzhou Hospital has been in operation since June 2021. We also plan to commence the construction of the phase II expansion to Guangzhou Hospital.

Shanghai Imaging Center has officially opened and has commenced operation since April 2020. Shanghai Imaging Center is located on the second floor of the Medical Technology Center of Shanghai Xinhongqiao International Medical Park (the “Xinhongqiao Park”), which is the center of the Xinhongqiao Park. Shanghai Imaging Center provides high-quality diagnostic imaging services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Xinhongqiao Park. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, PET-CT and PET-MRI, have been installed in Shanghai Imaging Center.

We believe our planned proton center will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton therapy, the most sophisticated radiotherapy currently available in the market. We are in the process of establishing Beijing Proton Medical Center, and the construction commenced in June 2017. The construction was suspended and delayed due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. In November 2018, MD Anderson Proton Therapy Center reached an agreement with MD Anderson to sell all its assets and liabilities to MD Anderson, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP. at a consideration of RMB212.9 million. As a result, we disposed of our equity intesrest in MD Anderson Proton Therapy Center.

Public hospitals in China received more budget form the government during the COVID-19 pandemic, and many public hospitals plan to spend the extra budget on medical equipment. We take the advantage of the expanding market of medical equipment and are developing our cloud system solutions from our existing medical equipment and consumable sales services. We have integrated our online and offline medical resources into our cloud system solutions which consists of various cloud platforms to offer a range of cloud-based services, including primarily digitalized display and processing of diagnostic pathology and diagnostic imaging results; remote consultation, radiation modeling, therapy customization and quality control; medical equipment supply chain management; as well as joint research, training and technological support. Our cloud system solutions serve to improve the oncology healthcare service quality in remote or less economically-developed regions and alleviate the uneven distribution of critical healthcare resources in China. Specifically, we launched Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform in August 2020 and Jiahe Yunying Remote Imaging Information Diagnosis Platform in April 2021, as integral components to our cloud system solutions which focus on the efficiency and efficacy of cancer diagnosis and treatment.

We also developed an internet hospital that focuses on cancer diagnosis and treatment. The development of our internet hospital started from October 2020 and our internet hospital obtained the medical institution practicing license in April 2021 and has been in operation since May 2021. Based on offline medical institutions and combined with online platforms, the hospital provides cancer patients with full-process medical services from cancer prevention to recovery. Our internet hospital offers specialized and customized services, such as medical safety and medication guidance for patients, which distinguishes our internet hospital form the other internet hospitals focusing on common diseases. Combined with our offline medical services, our internet hospital will expand the boundaries of our business.

Our business structure has evolved in recent years through the development of new cancer hospitals and clinics, such as Guangzhou Hospital which commenced operation in June 2021, and cancer clinics, such as Shanghai General Practice Clinic which commented operation in September 2021. Our total net revenues were RMB198.4 million, RMB223.0 million and RMB485.6 million (US$76.2 million) in 2019, 2020 and 2021, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues” regarding our total net revenues by segments and our total net revenues by geographic regions in 2019, 2020 and 2021. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Hospital Business

We provide a full cycle of premium oncology healthcare services including screening, diagnosis, treatment and post-treatment health management to patients through our self-owned cancer hospitals and clinics. As of December 31, 2021, we had seven self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, four cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2021. Leveraging our accumulated oncology healthcare technology and experience, we strive to provide increasingly more personalized and comprehensive services through omni-channels to meet the evolving demands of cancer patients in China.

Typically, in China, the various specialist doctors such as surgeons, radiation oncologists or medical oncologists who provide care to a given cancer patient do not collaborate. We believe that the quality of cancer treatment is greatly improved at our cancer hospitals and clinics, where we will employ and manage the various specialist doctors directly and promote the multi-disciplinary collaboration of their services for the benefit of cancer patients. We believe that these cancer hospitals and clinics has been playing an important role in strengthening our reputation as the leading provider of oncology healthcare services in China and developing our corporate brand.

We commenced our strategic collaboration with MD Anderson initially with several clinical and quality management programs in 2015. We renewed our collaboration in 2020 for another ten years by entering into a consulting agreement between Concord Hospital Management Group Ltd. ("Concord HK"), our wholly owned subsidiary in Hong Kong, and MD Anderson. Pursuant to our collaboration, MD Anderson has been providing us with comprehensive consultation and support in the form of, among others, clinical practice development, cancer center development, medical direction, physician and staff education, as well as research, strategic and business support to our local operations, primarily including our cancer hospitals and clinics in China. Our cancer hospitals and clinics have continued to benefit from MD Anderson's expertise in cutting-edge cancer treatment, such as proton therapy and precision radiation therapy, and the associated quality control protocols and methodologies, such as their longstanding MDT practice guideline. In return of the collaboration, Concord HK pays fixed installment service fees to MD Anderson. At the other hand, Concord Healthcare, our operating subsidiary in China that manages our local cancer hospitals and clinics, compensates Concord HK at cost under the collaboration program.

We purchase all the medical equipment for our self-owned cancer hospitals and clinics, and employ and manage all the personnel, including doctors, nurses, medical technicians and administrative personnel. The cancer hospitals and clinics are licensed as for-profit hospitals in China and subject to PRC laws and regulations and permits requirements.

In order to establish a medical institution, we need to apply for and receive approvals and permits/licenses from various government authorities and agencies. Since 2012, companies that are registered in Hong Kong, Macau and Taiwan are permitted to establish wholly-owned medical institutions in selected cities in China, including Beijing, Shanghai, Chongqing and certain cities in Jiangsu Province, Fujian Province, Hainan Province and Guangdong Province, after obtaining relevant permits from the local authorities and agencies, the procedure of which may be substantially different in various regions. The procedure to establish a wholly-owned foreign medical institution in Beijing, for instance, also requires applications to the several government agencies and departments, including local public health bureau, fire department and environmental protection bureau. These agencies need to review the application from different perspectives, such as compliance with local healthcare planning, fire safety and environment impact. If radiation therapy is included in the services to be offered, radiation protection review will be included in the procedures as well. After reviews are completed and approvals from the above agencies are received, we can apply to the local public health bureau for a permit of operations for foreign-invested medical institution. Then we need to apply to the Beijing Municipal Bureau of Commerce for permit to establish foreign-invested corporation, after which we can apply to the local administration of industry and commerce to obtain a license for the registration of the corporation. All of our self-owned cancer hospitals and clinics have received these permits or equivalents.

Pursuant to the applicable PRC laws and regulations, a private for-profit medical institution is generally entitled to set the prices of its services at its own discretion. We price the oncology healthcare services provided by our self-owned cancer hospitals and clinics based on a number of factors, including complexity of the treatment, operating costs, local market conditions and competitors’ pricing of similar services. At our self-owned cancer hospitals and clinics that are medical insurance designated medical institutions, including Guangzhou Hospital, Datong Hospital, Guangzhou Outpatient Department and Shanghai Outpatient Department, we are required to set the prices for services covered by the public medical insurance programs in accordance with the pricing guidelines adopted under such programs in order for our patients to be eligible for reimbursements.

Our Cancer Hospitals

Guangzhou Hospital

Guangzhou Hospital is a comprehensive cancer hospital offering a full spectrum of cancer care for both inpatients and outpatients supported by our professional multi-disciplinary experts, which has been in operation since June 2021. Specifically, Guangzhou Hospital provides patients with the entire process of cancer diagnosis and treatment services, including diagnostic imaging, radiation therapy, chemotherapy, interventional radiation therapy, targeted therapy, immunotherapy and surgical treatment.

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Hospital, a 400-bed cancer hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the NHC of Guangdong Province. Guangzhou Hospital was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017 and completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital.

In August 2020, Guangzhou Hospital entered into a strategic cooperation framework agreement with Macao Kiang Wu Hospital in Macau. Pursuant to the strategic cooperation framework agreement, Guangzhou Hospital and Macao Kiang Wu Hospital will jointly build a cancer specialist alliance and a multi-disciplinary consultation platform to promote cancer treatment, education, research and other fields of proton radiation therapy, based on the complementary clinical advantages of hospitals. This is a progress in the implementation of the “Outline for the Development of Guangdong, Hong Kong and Macao Bay Area” issued by the PRC State Council.

Shanghai Hospital

Shanghai Hospital is designed to be a comprehensive cancer hospital with 400 beds and a planned gross floor area of 158,769 square meters located in Xinhongqiao Park. In April 2014, we received the government approval for the establishment of Shanghai Hospital. Our Shanghai Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multi-disciplinary system. The construction of this hospital project commenced in September 2017 with an estimated construction period of five years. We are in the process of finalizing the pre-construction work. We expect to commence operation for Shanghai Hospital in 2024.

Datong Hospital

Datong Hospital is the first independent cancer specialty hospital in our system, which has officially been in operation since May 2017. It provides advanced, best-practice diagnostic and radiotherapy services with 100 beds and a gross floor area of 5,983 square meters.

In October 2014, we established a wholly-owned radiotherapy cancer center, Datong Hospital in Datong City, Shanxi Province. Datong Hospital opened preliminarily in May 2016 and officially opened for operation in May 2017.

Concord International Hospital

As a part of our overseas business expansion, we acquired 100% of the equity interests in Fortis Surgical Hospital from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd., with a consideration of SGD55.0 million in cash in April 2015. We changed the name of the hospital to Concord Cancer Hospital in October 2015. In June 2017, we changed its name to Concord International Hospital. Concord International Hospital is a private facility in Singapore that was originally established in July 2012. It has 31-bed patient capacity and provides oncology as its main service, including medical oncology and surgical oncology, in Singapore.

In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore.

Our Cancer Clinics

In May 2017, we opened Shanghai Outpatient Department in Shanghai to provide outpatient services, imaging diagnosis services and daily radiotherapy and chemotherapy services. Since February 28, 2019, the nuclear magnetic resonance imaging and cancer radiotherapy services and the basic medical services, including general outpatient registration, chemotherapy, linear accelerator radiotherapy, blood examination, image examination (such as nuclear magnetic resonance, CT, ultrasound, molybdenum target, electrocardiogram), medicines and consumables, of our Shanghai Outpatient Department’s basic medical services have been fully covered by Shanghai basic medical insurance. Shanghai Outpatient Department is registered as a specialty cancer hospital with required departments, including radiation, imaging, test laboratory, inpatient and nursing. We plan to have this center apply to join the local social insurance coverage. This free-standing facility constitutes an important step of our broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis medical institutions in the future.

In April 2020, we acquired Guangzhou Outpatient Department. Guangzhou Outpatient Department is an affiliated oncology specialty outpatient department to our Guangzhou Hospital, with its core specialty in breast cancer. Located in downtown Guangzhou, it primarily provides cancer screening, diagnosis, treatment and health management services for outpatients and is equipped with advanced oncology diagnostic equipment such as color doppler ultrasound, mammography, endoscopy and CT.

In April 2020, Shanghai Imaging Center officially opened. Shanghai Imaging Center is located on the second floor of the Xinhongqiao Park, which is the center of the Xinhongqiao Park. Shanghai Imaging Center provides high-quality diagnostic imaging services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Xinhongqiao Park. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, PET-CT and PET-MRI, have been installed in Shanghai Imaging Center.

In September 2020, we established Datong Clinic in Datong City, Shanxi Province, which officially opened for operation in November 2020. Datong Clinic features traditional Chinese medicine, acupuncture and fire moxibustion therapy to provide various cancer related outpatient services.

In complement to the independent diagnostic services of Shanghai Imaging Center, we established Shanghai General Practice Clinic in September 2021, which is located at the same building of Shanghai Imaging Center. For outpatients who intend to receive diagnostic examinations at Shanghai Imaging Center without an examination prescription, Shanghai General Practice Clinic provides patient recipient and diagnostic examination prescription services to avoid patients’ trouble of getting a prescription at another hospital.

Our Internet Hospital

We launched our internet hospital in May 2021. We offer a one-stop portal connecting cancer patients with comprehensive online and offline healthcare resources. Through our internet hospital, we enable on-demand healthcare for cancer patients, especially those who received diagnosis or treatment service at our cancer hospitals and clinics in need of post-treatment health management, recovery consultation and periodical examination. Patients can access extensive healthcare resources conveniently through our internet hospital’s WeChat official accounts and mini-programs.

Our internet hospital generates revenue from individual patients and our hospital partners. Individual users who receive healthcare services through our internet hospital typically pay the service fee per the specific service provided, through wire transfer or online payment platforms. For the healthcare services that our internet hospital provides in collaboration with our offline cancer hospitals and centers, our internet hospital split the service fee paid by the user with the offline institution based upon the agreed fee-sharing arrangements after the user receives such services.

Our Beijing Proton Medical Center

We have entered into a framework agreement with Chang’an Information Industry (Group) Co., Ltd. and China-Japan Friendship Hospital to establish Beijing Proton Medical Center. We expect Beijing Proton Medical Center to allow us to bring the latest radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients.

Beijing Proton Medical Center is expected to be equipped with the proton therapy system in China licensed for clinical use. Beijing Proton Medical Center is expected to have a gross floor area of approximately 12,555 square meters and 50 licensed patient beds. Beijing Proton Medical Center will primarily offer treatments using a proton therapy system, which are designed to be non-invasive and usually do not require hospitalization.

Proton therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. Proton therapy is not a widely utilized treatment modality, with only approximately 163 proton therapy treatment centers in operation or under construction worldwide as of December 31, 2021.

The framework agreement contemplates that we are to invest equity capital to Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry (Group) Co., Ltd., King Cheers and China-Japan Friendship Hospital. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. a 100% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center and was set up for the construction of Beijing Proton Medical Center, with a total cash consideration of RMB100.6 million. As a result, we held a total of 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. During 2017, more investments were injected to Beijing Century Friendship and Beijing Proton Medical Center. Our total equity interest in Beijing Proton Medical Center decreased from 80% to 48.16%, with the remaining equity interests held by China-Japan Friendship Hospital and parties from Zhongrong. During 2018, we, through our majority-owned subsidiary, acquired all the equity interests in Beijing Century Friendship, which held 55% of Beijing Proton Medical Center. As of the date of this annual report, we held an 80.0% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. See “—A. History and Development of the Company.”

We have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project commenced in June 2017. The construction project was suspended and delayed primarily due to the COVID-19 pandemic and the failure of one of its shareholders to fulfill the obligations.

Our Network Business

As of December 31, 2021, we operated an extensive network of 16 cooperative centers based in 13 hospitals, spanning over 13 cities across ten provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes 11 radiotherapy centers and five diagnostic imaging centers.

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

Lease and Management Services Arrangements

As of December 31, 2021, we had 16 cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in these cooperative centers. We lease medical equipment to hospitals for a fixed period and establish and manage the cooperative centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from five to 20 years.

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

Our sales-type leases with hospital partners often include an option to the hospitals to purchase the underlying asset which the hospitals are reasonably certain to exercise. The terms of the financing leases usually range between five to 20 years. We have also entered into financing lease agreements in connection with several hospitals to which we lease radiotherapy, diagnostic and other equipment. We will transfer the leased properties to the lessee by the end of the lease term pursuant to the financing lease agreement. The terms of the financing leases vary, usually between three to ten years.

Medical Equipment and Software Solutions

We have established long-term relationships with certain equipment manufacturers. We have purchased medical equipment and consumables from manufacturers or distributors for re-sale to enterprise customers, primarily including hospitals. In return, we typically charge a fixed purchase price for the supplied medical equipment and consumables.

The medical equipment used in our cancer hospitals and cooperative centers is highly complex and produced by a limited number of equipment manufacturers, some of which are based overseas. Our subsidiary, Shanghai Medstar, is qualified for conducting import and export business of Class II and Class III medical device. We, through Shanghai Medstar, import medical equipment overseas for our self-owned cancer hospitals and our cooperative centers, and for resale to other enterprise customers.

We further empower hospital partners with one-stop management and technical services for their better utilization of the equipment as well as cloud-based solutions which are highly compatible and can be connected to the medical equipment supplied by us. For our cloud system solutions, we either charge a fixed rate service fee for our remote medical services provided through the cloud platforms, or a fixed purchase price for the supplied cloud system solutions. See ““—Our Cloud System Solutions.”

Our Cloud System Solutions

To further expand our services to a broader patient base, we have integrated our online and offline medical resources into our cloud system solutions to offer cloud-based services, including primarily cloud-based remote diagnostic imaging, radiation therapy, supply-chain management and comprehensive support services. Specifically, our Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform launched in August 2020 enables remote radiation therapy target delineation, radiation modeling, joint consultation, plan customization and quality control, and our Jiahe Yunying Remote Imaging Information Diagnosi Platform launched in April 2021 enables digitalized display, storage, transmission, and processing of diagnostic pathology and diagnostic imaging results. We have customized our cloud platforms to ensure the cohesion with the various brands of medical equipment and their operating systems. For example, our Jiahe Yunying Remote Imaging Information Diagnosis Platform can be deployed seamlessly in our cooperative centers to facilitate the imaging equipment supplied by various suppliers.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2021, we did not operate cooperative centers under service-only agreements. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2021, we had such agreements at three cooperative centers among the totality of our 16 cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to cooperative centers in exchange for a fixed fee. The terms are usually similar to those of our lease and management services contracts. As our telemedicine business grows, we expect to enter into more of the technical services agreements with other hospitals in the future.

Brand Royalty Fees

Starting from the year of 2016, we granted several newly set-up specialty cancer hospitals, on a fixed annual fee, the right to use the brand of Meizhong Jiahe. In 2019, 2020 and 2021, revenue from brand royalty fees was RMB5.1 million, nil and nil.

Service Offerings and Medical Equipment

We have equipped our self-owned cancer hospitals and clinics with advanced oncology diagnosis and treatment equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Typically, each of the cooperative centers in our network is also equipped with a primary unit of such medical equipment. Set forth below is a summary of the principal treatment and diagnostic imaging systems provided at our cancer hospitals and cooperative centers.

Proton Therapy System

We had two sets of proton therapy equipment in Beijing and Guangzhou as of the date of this annual report. Specifically, in September 2020, we completed the installment of one set of proton equipment in our Guangzhou Hospital. In addition, we have procured a set of proton therapy equipment in February 2022, which we plan to install in Beijing Proton Medical Center, which is the first independent clinical proton center that was approved by the NHC.

Linear Accelerators and External Beam Radiotherapy

As of December 31, 2021, we owned 11 linear accelerators at our cancer hospitals and cooperative centers. As of December 31, 2021, the cooperative centers under service-only technical service agreements in our network owned two linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for ten to 20 minutes. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. We currently operate two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of December 31, 2021, we owned six gamma knife systems at our cancer hospitals and cooperative centers, including four head gamma knife systems and two body gamma knife systems.

Head gamma knife systems are primarily used for the treatment of brain tumors. The treatment is typically completed in one ten to 30 minute session rather than in multiple daily sessions spanning several weeks during which time small doses of radiation are given at each session. Head gamma knife systems can also be used to treat other conditions, such as certain types of brain lesions, trigeminal neuralgia (facial pain) and arteriovenous malformations (abnormal connection between veins and arteries). Body gamma knife systems are used for the treatment of tumors located in the body but outside of the brain. Treatments using the body gamma knife are provided over a course of multiple sessions spanning several weeks.

Diagnostic Imaging

We employ a wide range of diagnostic imaging equipment at our cancer hospitals and cooperative centers. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including among others, PET-CT scanners and MRI scanners. A PET-CT scanner combines a PET scanner and a CT scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner.

MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of December 31, 2021, we owned five MRI scanners and one PET-CT scanner at our cancer hospitals and cooperative centers.

Operation of Our Cancer Hospitals and Cooperative Centers

The following is a brief summary of the various aspects of the operations of our cancer hospitals and clinics, and the radiotherapy and diagnostic imaging centers in our network. In general, for our self-owned cancer hospitals and clinics, we maintain full operating control over all clinical and non-clinical aspects of its operation, including direct supervision over medical decisions made by doctors.

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

We have established operating procedures and a comprehensive quality assurance program designed to ensure that our cooperative centers operate efficiently and provide consistent and high-quality services. The operating procedures cover the use and maintenance of the medical equipment and interactions with patients, from initial patient appointment and registration to post-treatment follow-up. The operations director or project manager of each cooperative center is primarily responsible for ensuring the adherence to our operating procedures and comprehensive quality assurance program.

At the corporate level, we have established a dedicated operations department to supervise and provide support to ensure the effective operation of our cancer hospitals and cooperative centers. We actively monitor the operation activities and conduct scheduled annual evaluations, focusing on whether our operating personnel follow applicable procedures and perform at the expected level. We also have a risk management department that helps to ensure that we meet applicable PRC laws and regulations and compliance standards for the operation of our business. We have also adopted a code of ethics.

Staffing

We are responsible for employing and managing all personnel of our cancer hospitals and clinics, including doctors and other medical personnel. The medical professional team at our cancer hospitals and clinics comprises primarily doctors (including full-time and part-time), doctor assistants, professional nurses and caretaking staff, anesthetist, radiation physicists, pathologists, radiologists and imaging technicians. The performance of medical professionals is reviewed regularly with reference to performance targets set primarily based on their positions and their respective clinical departments. The results of such reviews will later be used in salary determinations, bonus awards and promotion appraisals

We typically staff each cooperative center with dedicated marketing and accounting personnel. Our hospital partners appoint medical directors to the cooperative centers and, except in very limited cases, they also assign all of the doctors and other medical personnel to the cooperative centers. We also help our hospital partners to recruit many of the doctors or medical personnel that provide services at the cooperative centers. In addition, we help our hospital partners determine the compensation of doctors and other medical personnel providing services in our network of centers. On a limited basis, we also enter into employment agreements with doctors to work at cooperative centers in our network after consulting with our hospital partners where such centers are based.

Medical Affairs

We have a medical affairs department to support the training, clinical education and clinical research activities of our cancer hospitals and cooperative centers. Prior to setting up a new hospital or cooperative center, we arrange training for the medical professionals of such new hospital or cooperative center. This provides the medical professionals of each new cancer hospital or cooperative center with the opportunity to gain hands-on clinical experience in advanced radiotherapy treatment and diagnostic imaging technologies, and to benefit from the considerable clinical knowledge of the doctors and other medical personnel at the designated training centers.

We also periodically provide follow-up training and host academic conferences and semi-annual academic seminars where doctors and other medical personnel from cancer hospitals and cooperative centers and our invited medical experts from professional or academic institutions share their knowledge and clinical experience.

We actively organize, encourage and assist doctors in our cancer hospitals and cooperative centers to engage in clinical research and to publish their results. We assist in coordinating the clinical research efforts between different radiotherapy and diagnostic imaging centers in our network, which is critical for certain research initiatives that require a significant amount of clinical data that would be difficult for one center to collect. Our network offers doctors the opportunity to consult with each other on challenging cases and treatments. In addition, we have developed treatment protocols that are introduced to each cancer hospital and cooperative center. We also publish an internal quarterly magazine titled “Stereotactic Radiosurgery” that highlights the different clinical cases treated in our cancer hospitals and cooperative centers and the latest developments in radiosurgery treatment.

Marketing

As our network of centers expands and as we began operating the first of our self-owned cancer hospitals and clinics in the first half of 2017, we centralized certain of our marketing and advertising efforts. We create and distribute educational materials and brochures and engage in academic advertising and educational campaigns through television, magazines and electronic media.

We assist the cooperative centers by providing relevant content for marketing materials and help coordinate with leading experts in the medical community to attend conferences or seminars hosted by the centers. Each cooperative center must report its marketing activities to us, and we closely monitor such activities and provide approval for major marketing initiatives.

Accounting and Payment Collection

For our self-owned cancer hospitals and clinics, we are responsible for patient billing and fee collection.

For our cooperative centers, our hospital partners are responsible for patient billing and fee collections and for delivering to us our contracted percentage of medical fees based on our arrangements with them. We typically hire accounting personnel at each of our centers who are in charge of keeping books and records as to the revenues and expenses of the center. We reconcile the accounting records for each cooperative center in our network with our hospital partners periodically.

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

Medical Equipment Maintenance and Repair

The equipment manufacturers or third-party service companies typically carry out equipment maintenance and repair. The manufacturers typically provide equipment warranties for a period of one year. After the warranty period expires, we typically enter into service agreements with the manufacturers or third-party service companies to provide periodic maintenance and repair services.

We have also established a dedicated engineering team that is responsible for the general preventive maintenance of medical equipment used in our cancer hospitals and cooperative centers. Our engineering team serves as an initial point of contact when problems arise and coordinates with equipment manufacturers or a third-party service company to help ensure that problems are resolved in a timely manner.

Medical Equipment Procurement

The medical equipment used in our cancer hospitals and cooperative centers is highly complex and produced by a limited number of equipment manufacturers. We typically purchase medical equipment directly from domestic manufacturers and through importers, including our Shanghai Medstar which is qualified for conducting import and export business of Class II and Class III medical device, from overseas manufacturers.

In accordance with PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning. See “—Regulation of Our Industry—Regulations in China—Regulation of Medical Institutions—Large Medical Equipment Procurement License.”

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

Pricing of Medical Services

Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by non-profit medical institutions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls, which may reduce our profitability.”

The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notices to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. For-profit hospitals or centers based in for-profit hospitals in China, such as our self-owned cancer hospitals and clinics, are not subject to such pricing restrictions and are entitled to set medical service fees based on their cost structures, market demand and other factors.

Business Development

Our hospital investment team is responsible for pursuing opportunities to establish proton centers, and cancer hospitals and clinics and our business development team is responsible for pursuing opportunities to develop cooperative centers with hospitals. When examining potential opportunities, we take into account factors that include:

●	population density, demographics and the level of economic development of the regions or cities in which such new hospitals and centers would be located; and
●	the reputation of the potential hospital partner and its doctors, nurses and other personnel and the number of licensed patient beds and patient volume for our planned cooperative centers.

After each potential opportunity is identified and evaluated by the hospital investment team or the business development team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee consists of several of our senior executives and members of our board of directors, and includes chairman of the committee, Dr. Jianyu Yang, Mr. Yaw Kong Yap and two rotating regional directors. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

Seasonality

During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals.

Since our cooperative centers are located within the government hospitals, they are also subject to seasonality of the patient traffic. Our current or planned proton center, and cancer hospitals and clinics will also be affected by seasonality, although to a lesser degree, as cancer patients need to receive treatment and diagnosis immediately.

Competition

The oncology healthcare service market in China is fragmented and competition is intense. Our cancer hospitals and the cooperative centers compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy, diagnostic imaging and other oncology healthcare services either directly or in conjunction with third parties, such as China Renji Medical Group Ltd. In addition, since hospitals typically establish radiotherapy and diagnostic imaging centers located on their premises through long-term lease and management services arrangements with us or our competitors, in a given locality over a given period only a limited number of top-tier hospitals may not yet have entered into long-term arrangements with us or other companies.

Certain medical equipment that can be purchased by us or our hospital partners, such as head gamma knife systems of PET-CT scanners, further limit the number of top-tier hospitals that we or our competitors can enter into arrangements within a given period. We primarily compete with our competitors based on the range of services provided, the reputation of our cancer hospitals and cooperative centers among doctors and patients in China and level of patient service and satisfaction.

In addition, we compete with those who offer other types of available treatment methods that we do not offer, such as chemotherapy, surgery, different forms of radiotherapy that we do not offer, other alternative treatment methods commercialized in recent years and certain treatments that are currently in the experimental stage. These treatments may be more effective or less costly, or both, compared to the treatment methods that our hospital and centers provide.

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 67 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 106 domain names that we use in connection with the operation of our business as of the same date. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available.

Other than the use of our trademark and domain names, our business generally does not directly depend on any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from which we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture.

As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may materially adversely affect our business.”

As we begin to operate cancer hospitals and clinics under our own brand name and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio. The protection of these rights is important to our reputation and branding strategy and the continued growth of our business.

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

Our cancer hospitals and clinics are also subject to various PRC laws, regulations and rules with respect to environmental matters, including disposal of medical waste, and discharge of wastewater and radioactive substances. We have implemented internal policies and procedures in this regard and engaged qualified third-party service providers to arrange proper disposal in accordance with applicable laws and regulations. We attach great importance to the radiation safety and protection of radiation therapy and continuously put great efforts into creating a safe, comfortable and first-class diagnosis and treatment environment for our patients.

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

However, as all centers in our network are located on the premises of our hospital partners, we do not directly oversee the disposal of certain medical waste generated in the centers. The failure of any of our hospital partners to dispose of such waste in accordance with PRC laws and regulations may have an adverse effect on the operation of centers in our network. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.”

Insurance

We maintain property insurance on many of the medical equipment used in our cancer hospitals and cooperative centers to protect against loss in the event of fire, earthquake, flood and a wide range of natural disasters.

For the employed medical personnel at our cancer hospitals and clinics, we have obtained professional malpractice liability insurance for such cancer hospitals and clinics. However, there can be no assurance that we will be able to maintain adequate levels of professional and general liability insurance coverage at a reasonable price.

In our cooperative centers, we do not typically maintain any professional malpractice liability insurance since we do not employ the doctors and other medical personnel providing services in such centers, except in very limited cases and the centers are located on the premises of our hospital partners. We are not directly responsible for any incidents that occur in the course of providing treatment. However, as certain agreements entered into with our hospital partners require us to share in the expenses related to medical disputes and for such expenses to be included as the expenses of the cooperative centers, while the centers will purchase the professional malpractice liability insurance themselves, we have obtained professional malpractice liability insurance for a limited number of centers.

We do not maintain product liability insurance for medical equipment in our cancer hospitals and cooperative centers. We also do not maintain real property insurance on our cancer hospitals and cooperative centers. In addition, we do not maintain business interruption insurance or key employee insurance for our executive offices as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of the medical equipment in our cancer hospitals and our network of centers or inadequate insurance carried by our partner hospitals as to their respective centers could significantly disrupt our business operation and materially adversely affect our business, financial condition and results of operations.

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

Permits Required by Our Company

Medical Equipment Operating Enterprise Permits

The SFDA categorizes medical equipment into three classes according to the level of control by the government authorities that, in the judgment of the SFDA, is required for their safe and effective operation. Class I medical equipment are the medical equipment that require only an ordinary level of control in order to ensure their safe and effective operation. Class II medical equipment are the medical equipment that require a heightened level of control in order to ensure their safe and effective operation. Class III medical equipment are the medical equipment that are used to support or maintain human life, are implanted into the human body or otherwise pose a potential danger to the human body. Class III medical equipment require strict control in order to ensure their safe and effective operation. In order to ensure an adequate level of control in the operation of Class II and Class III medical equipment, enterprises that engage in the operation of such equipment, which include gamma knife systems, linear accelerators, MRI systems and PET-CT systems, must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency. As a result, our subsidiaries that engage in the operation of Class II and Class III medical equipment must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency pursuant to the Medical Equipment Supervision and Administration Regulation effective as of April 1, 2000. Each such permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. Our Guangzhou Hospital, Shanghai Medstar and Aohua Technology have obtained medical equipment operating enterprise permits.

Radiation Safety Permits

As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Technology are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on December 6, 2008 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. Shanghai Medstar has received a radiation safety permit. The radiation safety permit of Aohua Technology expired on October 14, 2014 and was not renewed due to the fact that Aohua Technology has stopped selling radioactive materials or devices in the PRC. In addition, our Datong Hospital, Shanghai Imaging Center, Shanghai Outpatient Department, Guangzhou Hospital and Guangzhou Outpatient Clinic have obtained the radiation safety permits.

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

For-profit medical institutions are permitted to set prices for their medical services in accordance with the market, to implement financial and accounting systems in accordance with market practice for business enterprises and to distribute profits to their shareholders. Like private non-profit medical institutions, for-profit medical institutions are not entitled to government financial subsidies. The proton center, and cancer hospitals and clinics that we plan to develop will be established as for-profit medical institutions.

Medical Institution Practicing License

Pursuant to the Regulation on Medical Institution issued on February 26, 1994 and amended on February 6, 2016 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the NHC. Each of the independent proton center, and cancer hospitals and clinics that we intend to establish or currently operate in China would need to obtain such a medical institution practicing license. As of the date of this annual report, each of our self-owned cancer hospitals and clinics in operation has obtained a medical institution practicing license.

Large Medical Equipment Procurement License

Pursuant to the Administrative Measures on the Procurement and Use of Large Medical Equipment (For Trial Implementation) jointly promulgated by the NHC and National Medical Products Administration on May 22, 2018 and came into effect on the same day, the PRC government regulates large medical equipment through the classified and hierarchical allocation plan and through the issuance of large medical equipment procurement license according to the catalogue. The catalogue divides large medical equipment into Class A and Class B.

For large medical equipment classified as Class A large medical equipment, which includes proton therapy systems and PET-MR, quotas are set by the NHC and the NDRC and large medical equipment procurement licenses are issued by the NHC. For large medical equipment classified as Class B large medical equipment, which includes gamma knife system, PET-CT scanners and linear accelerators, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities conduct procurement planning and approval.

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

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the NHC or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained instead. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or interim permits. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A few of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

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

Restrictions on Cooperation Agreements

Since the effectiveness in September 2000 of the Implementation Opinions on the Management by Classification of Urban Medical Institutions by the NHC, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, non-profit medical institutions other than military hospitals have been prohibited from entering into new cooperation agreements or continuing to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Management by Classification of Urban Medical Institutions issued on July 20, 2001 by the NHC, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, a non-profit medical institution that lacks sufficient funds to purchase medical equipment outright may enter into a leasing agreement pursuant to which the medical institution leases medical equipment at market rates. In response to this regulatory change, we have replaced the majority of our cooperation agreements with non-profit hospitals with leasing and management agreements.

Regulation of Proton Treatment Centers

Pursuant to the Administrative Measures on Clinical Application of Medical Technology, effective as of May 1, 2009, medical institutions must apply to the NHC for approval before utilizing certain medical technologies. On November 13, 2009, the NHC issued the Trial Administrative Rules on Proton and Heavy Ion Radiotherapy Technologies, which provide the guidelines for government authorities to review and approve applications of medical institutions for clinical use of proton and heavy ion radiotherapy technologies. Furthermore, these rules and their subsequent amendments set out the minimum requirements for medical institutions and their medical staff to provide proton and heavy ion radiotherapy. Such requirements include, among other things, that medical institutions that are eligible for providing proton and heavy ion radiotherapy must, among other things, meet the following requirements:

(i)be compatible to their functions, missions, and technical capabilities;
(ii)have certain diagnostic and treatment departments including oncology, radiotherapy, pathology and medical imaging that are certified to register with the NHC;
(iii)have more than ten years of experience in IMRT cancer treatment and no less than 10,000 cancer patient cases per year;
(iv)meet the national standards for radiation protection and have received the certificates from hygiene supervision and environmental protection government agencies;
(v)have a radiotherapy department meeting the following criteria:

a)	have clinicians, radiation physicists and technicians, and maintenance personnel for accelerators;
b)	have more than ten years of experience in radiotherapy treatment, with no less than 2,000 annually admitted patient cases;
c)	have CT model locator, accelerator with multi-leaf collimator, reverse treatment planning system, quality assurance and control equipment, etc.;
d)	have 3D imaging guidance technology, more than 3 years of experience with online 3D image-guided radiotherapy, IMRT, and SRT; and
e)	be equipped with proton or ion therapy system in accordance with the guidance of NHC;
(vi)have a imaging department meeting the following criteria:
a)	have imaging diagnosis equipment including MRI, CT, PET-CT, etc.;
b)	have medical imaging management system; and
c)	have conducted imaging diagnosis, including nuclear medicine, for over ten years; and
(vii)have at least three registered doctors and three full-time physicists qualified for clinical practice of proton or ion radiotherapy techniques, and other professionals compatible to or qualified in training on related knowledge and skills of proton or ion radiotherapy.

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

The Notice Concerning the Doctors to Practice in Different Locations, which is issued by the NHC on September 11, 2009, sets forth the basic principles for doctors to practice in different medical institutions. Pursuant to the notice doctors are allowed to be employed by more than two medical institutions subject to the approval of the NHC. On December 28, 2012, the Management Measures Concerning the Doctors to Practice in Different Locations issued by Guangdong provincial branches of the NHC became effective, which provides that doctors, who meet the requirements set forth therein, may apply to practice in different medical institutions. The amended measures are currently effective for a period of three years.

Pricing of Medical Services

Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the NHC on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at nonprofit medical institutions are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the PRC State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the NHC and the Ministry of Health and the Ministry of Human Resources and Social Security (the “MHRSS”), the Chinese government is also aiming to reduce treatment fees for large medical equipment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls, which may reduce our profitability.”

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

Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare and the 1997 Circular on Reimbursement Coverage of Large Medical Equipment under State Provision of Healthcare are covered by one of two nationwide public medical insurance schemes, which are the Urban Employees Basic Medical Insurance Program and the Urban Residents Basic Medical Insurance Program. Rural residents in China are covered under a new Rural Cooperative Medical Program launched in 2003. The Urban Employees Basic Medical Insurance Program, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. However, diagnostic imaging services utilizing PET and PET-CT scans are currently not reimbursable under the Urban Employees Basic Medical Insurance Program. For urban non-workers who are covered by the Urban Residents Basic Medical Insurance Program and rural residents who are covered by the new Rural Cooperative Medical Program, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. Currently no reimbursement is available for proton therapy treatments.

The table below summarizes certain key aspects of these three medical insurance programs:

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

	Urban Employee Basic Medical Insurance Program	Urban Residents Basic Medical Insurance Program	Rural Cooperative Medical Program

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2010	Approximately 237 million (36% of China’s urban population)	Approximately 195 million (29% of China’s urban population)	Approximately 815 million (96% of China’s rural population)

Total reimbursement amount	RMB180.0 billion in 2009	N/A	RMB66.2 billion in 2010

Funding	Employers and employees: ● employer contributes approximately 6% of each employee’s total salary; and	Households and the government: ● monthly premium are paid by each household; and	Individuals and the government: ● individual pays no less than RMB20 per year and local government subsidizes no less than RMB40 per person annually; and

● employee contributes approximately 2% of such employee’s total salary.

●

government subsidizes no less than RMB80 per person annually and RMB40 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.

● government subsidizes RMB40 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.

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

		Jiangsu Province: approximately 50% to 60% of medical expense can be reimbursed by the program.	Guangdong Province: maximum reimbursement amount is approximately RMB50,000 per person per year.

	Inner Mongolia: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is RMB25,000.	Sichuan Province: approximately 60% (and not less than 50%) of medical expense can be reimbursed by the program.	Hubei Province: maximum reimbursement mount for hospitalizations hospitalization is approximately RMB30,000 per person per year.

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

Regulations on Environmental Protection Related to Medical Institutions

Environmental Protection Law of PRC and Environmental Impact Assessment Law of the People’s Republic of China

Pursuant to the Environmental Protection Law of the People’s Republic of China promulgated by the SCNPC on December 26, 1989 and became effective on the same day, amended on April 24, 2014 and became effective on January 1, 2015, the waste discharge licensing system has been implemented in the PRC and entities that discharge medical sewage to water bodies directly or indirectly shall obtain a waste discharge license. Furthermore, installations for the prevention and control of pollution at a construction project must be designed, built and commissioned together with the principal part of the project.

Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China promulgated by the SCNPC on October 28, 2002, became effective on September 1, 2003 and amended on July 2, 2016 and December 29, 2018, the State implements administration by classification on the environmental impact of construction projects according to the level of impact on the environment. The construction entity shall prepare an environmental impact report, or an environmental impact form or complete an environmental impact registration form (the “Environmental Impact Assessment Documents”) for reporting and filing purpose. If the Environmental Impact Assessment Documents of a construction project have not been reviewed by the approving authority in accordance with the law or have not been granted approval after the review, the construction entity is prohibited from commencing construction works.

Regulations on the Administration of Medical Waste and the Measures of the Administration of Medical Waste of Medical Institution

According to the Regulations on the Administration of Medical Waste, which was promulgated by the State Council on June 16, 2003 and amended on January8, 2011, and the Measures of the Administration of Medical Waste of Medical Institution, which was promulgated by the MOH on October 15, 2003 and came into effect on the same day, medical or health institution shall register medical wastes, manage medical wastes under classification and undertake management of duplicate forms for transfer of hazardous waste in accordance with the Catalogue of Classified Medical Wastes, and deliver medical wastes to an entity for centralized disposal of medical wastes and licensed by a relevant environment protection administrative department for dispose. Sewage generated by any health institution and excretion of its patients or suspected patients of infectious diseases shall be sterilized in strict accordance with the relevant provisions, and shall not be discharged into sewage disposal systems until the discharging standards are met.

The Law of the People’s Republic of China on Prevention and Control of Radioactive Pollution and Safety Management of Radioactive Waste

The Law of the People’s Republic of China on Prevention and Control of Radioactive Pollution stipulates that, an entity generating radioactive waste liquid must, in accordance with the requirements of the national standards on the prevention and control of radioactive pollution, dispose or store the radioactive waste liquid which shall not be discharged to the environment. An entity generating radioactive solid wastes shall, in accordance with the provisions of the competent administrative department of environmental protection under the State Council, deliver the radioactive solid wastes it generates to the entity disposing the radioactive solid wastes for disposition after having them treated, and shall assume the disposition expense.

In accordance with the Regulations on the Safety Management of Radioactive Waste which came into effect on March 1, 2012, China adopts the classified management of radioactive waste. According to the characteristics and the potential hazardous exposure of the human health and environment, radioactive wastes are divided into high-level radioactive waste, medium-level radioactive waste and low-level radioactive waste. Entities of utilization of nuclear technology shall conduct relevant treatment procedures of the liquid radioactive waste (which was generated but couldn’t be discharged after purification), and then transformed to solid radioactive waste. Entities of utilization of nuclear technology shall deliver disused radioactive sources and other solid radioactive wastes generated by them to any qualified entity for centralized storage, or to a solid radioactive waste disposing entity possessing the applicable licenses for disposal.

The Administrative Measures on Licensing of Urban Drainage

The Administrative Measures on Licensing of Urban Drainage, which was promulgated by the Ministry of Housing and Urban-rural Development on January 22, 2015 and came into effect on March 1, 2015, provides that enterprises, institutions and individual industrial and commercial households engaging in industry, construction, catering industry, medical industry and discharging sewage into the urban drainage network must apply for and obtain a License for Urban Drainage.

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

Dividend Distributions

Pursuant to the Foreign Exchange Administration Regulation promulgated in 1996, as amended in 1997 and 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the PRC government imposes restrictions on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. Our PRC subsidiaries are regulated under the Foreign Investment Law of the PRC and Regulations for the Implementation of the Foreign Investment Law of the PRC which became effective as of January 1, 2020, and the newly revised PRC Company Law, which became effective as of October 26, 2018. Pursuant to these regulations, each of our PRC subsidiaries must allocate at least 10.0% of its after-tax profits to a statutory common reserve fund. When the accumulated amount of the statutory common reserve fund exceeds 50.0% of the registered capital of such subsidiary, no further allocation is required. Funds allocated to a statutory common reserve fund may not be distributed to equity owners as cash dividends. Furthermore, each of our PRC subsidiaries may allocate a portion of its after-tax profits, as determined by such subsidiary’s ultimate decision-making body, to its staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends.

Regulations Relating to Employee Share Options

Pursuant to the Administration Measure for Individual Foreign Exchange issued in December 2006 and the Implementation Rules of Administration Measure for Individual Foreign Exchange, issued in January 2007 and updated in May 2016 by the SAFE, all foreign exchange matters relating to employee stock award plans or stock option plans for PRC residents may only be transacted upon the approval of the SAFE or its authorized branch. . On February 15, 2012, the SAFE promulgated the Notice on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Award Plan or Stock Option Plan of Overseas-Listed Company (the “Stock Option Rule”). Under the Stock Option Rule, PRC citizens who participate in employee stock award and share option plans of an overseas publicly-listed company must register with the SAFE and complete certain related procedures. These procedures must be conducted by a PRC agent designated by the subsidiary of such overseas publicly-listed company with which the PRC citizens affiliate. The PRC agent may be a subsidiary of such overseas publicly-listed company, any such PRC subsidiary’s trade union having legal person status, a trust and investment company or other financial institution qualified to act as a custodian of assets. Such participant’s foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent prior to any distribution of such income to such participants in a foreign currency or in Renminbi.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the M&A Rule, which became effective on September 8, 2006 and subsequently amended on June 22, 2009. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle, formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interests in our PRC subsidiaries is not subject to the M&A Rule due to the fact that Shanghai Medstar and Aohua Technology were already foreign-invested enterprises before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

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

Regulation on Employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC (the “Labor Law”), which became effective as of January 1, 2008 and subsequently amended on December 28, 2012. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance. The Labor Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfies the requirements of the Labor Law within one month after it became effective on January 1, 2008.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of December 31, 2021.

D.Property, Plants and Equipment

Our principal headquarters are located at Room 2701-05, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,379 square meters, pursuant to lease agreements entered into in July 2020.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,379	July 2023	Office space
Beijing	29	June 2022	Office space
Beijing	253	May 2022	Office space
Shanghai	30	January 2023	Office space
Shenzhen	242	December 2024	Office space
Tianjin	10	March 2023	Office space
Guangzhou	373	July 2025	Office space
Guangzhou	586	October 2024	Office space
Guangzhou	588	February 2025	Office space

We also own certain properties in China to establish and operate cancer hospitals and clinics as part of our business expansion. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC government under the PRC land system.

The following table sets forth the details of our leased and self-owned properties for hospital and medical center use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(5) (6)
Shanghai(1)	158,769	400	Shanghai Hospital	Owned	Held for future development
Guangzhou(2)	40,000	400	Guangzhou Hospital	Owned	In operation
Guangzhou(3)	1,555	—	Guangzhou Outpatient Department	Leased (Expire in May 2027)	In operation
Datong	143	—	Datong Clinic	Leased (Expire in August 2022)	In operation
Datong	5,983	100	Datong Hospital	Leased (Expire in September 2034)	In operation
Shanghai	2,500	—	Shanghai Outpatient Department	Leased (Expire in September 2026)	In operation
Shanghai	10,986	—	Shanghai Imaging Center	Leased (Expire in September 2036)	In operation
Shanghai(4)	557	—	Shanghai General Practice Clinic	Leased (Expire in December 2036)	In operation
(1)	In July 2015, we entered into the land use rights grant contract for a parcel of land in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Hospital.
(2)	In August 2012, we entered into the land use rights grant contract for a parcel of land in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our Guangzhou Hospital. Guangzhou Hospital has already been in operation since June 2021, and we plan to commence the construction of the phase II expansion to Guangzhou Hospital. By completion of the construction project, the aggregate site area is expected to reach 40,000 square meters.
(3)	In March 2020, Concord Healthcare entered into a share purchase agreement with independent third parties to purchase 70% or 14,000,000 shares of Guangzhou Concord Management (formerly known as Guangzhou New Spring Hospital Management Ltd.) with a consideration of RMB8.4 million. The business substance of the purchase was to acquire Guangzhou Outpatient Department, which was a wholly owned subsidiary of Guangzhou Concord Management located in downtown Guangzhou.
(4)	Shanghai General Practice Clinic is located inside the building of Shanghai Imaging Center and shares its leased property.
(5)	See “—B. Business Overview—Our Network of Centers” and “—B. Business Overview—Our Own Cancer Hospitals and Clinics” for more details of each our hospital projects.
(6)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following precision radiotherapy equipment as of December 31, 2021, which were located in our cancer hospitals and our cooperative centers:

Number of precision radiotherapy equipment owned:
Proton therapy systems	2
Linear accelerators	11
Head gamma knife systems	4
Body gamma knife systems	2
Others(1)	1
Total	20
(1)	Included a neutron knife therapy system.

See “—B. Business Overview—Environment Matters” regarding the environment issues which may affect our utilization of our assets.

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

A.Operating Results

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. As of December 31, 2021, we had seven self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, four cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operated an internet hospital as of the same date. We generated revenue from our self-owned hospitals primarily from provision of outpatient and inpatient healthcare services.

Through our network business, we empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2021, we provided equipment leasing and comprehensive support services for 16 cooperative centers based in 13 hospitals, spanning over 13 cities across ten provinces and administrative regions in China. We have established most of the cooperative centers in our network through long-term lease and management services arrangements with hospitals typically ranging from five to 20 years. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We typically purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

Revenues from our network business increased to RMB324.4 million (US$50.9 million) in 2021 from RMB116.0 million in 2020 and RMB121.5 million in 2019, primarily due to an increase in revenues generated from medical solutions of RMB191.3 million (US$30.0 million) as a result of  our increased sales of medical equipment and our newly launched cloud system solutions. Revenues from our hospital business increased to RMB161.2 million (US$25.3 million) in 2021 from RMB107.0 million in 2020 and RMB76.8 million in 2019, primarily due to (1) an increase in revenues generated from Shanghai Imaging Center and Shanghai Outpatient Department driven by the effective containment of the COVID-19 outbreak in China, and (2) the launch of internet hospital and the opening of Guangzhou Hospital in 2021, which started to generate revenue in the same year.

In 2019, we adopted ASU 2016-02, Leases, and all subsequent ASUs relating to this Topic (collectively, “ASC 842”). Prior to adopting ASC 842, we accounted for the prepaid land use right in the PRC cost less accumulated amortization. We recorded amortization on a straight-line basis over the terms of the land use rights agreement of 50 years. Upon the adoption of ASC 842, operating leases related to land use right are subject to ASC 842 and right-of-use assets and lease liabilities are recognized on the consolidated balance sheet. In 2020, we adopted ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB1.2 million, representing the allowance for credit losses for account receivable, other current assets and net investment in direct financing lease and corresponding deferred tax impact.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China and in the regions in which we have operations. According to the data issued by National Cancer Center in January 2019 and the 2020 World Report on Cancer issued by WHO, the burden of cancer rose to 18.1 million new cases and 9.6 million cancer death in 2018 globally and there were 3.9 million new cancer cases and 2.3 million cancer-caused deaths in China. Moreover, according to the China Health Statistics Yearbook 2018, cancer is still one of the leading causes of death (26.1% of total death) in China. According to the latest Chinese Cancer Report issued by the Chinese National Cancer Institute in February 2022, the burden of cancer showed a continuous upward trend in China in recent ten years as it was estimated that there were about 4.1 million new cancer cases and 2.4 million cancer deaths in China in 2016 which were higher than in previous years. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population and obesity prevalence.

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

We believe that the oncology healthcare service market will remain favorable in the future. However, changes in the market in China, whether due to changes in government policy or any decrease in the number of cancer cases treated by radiotherapy in China, may adversely affect our results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry.”

In addition to general industry and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:

●	our ability to expand our cancer hospitals and cooperative centers in and out of China;
●	the number of patient cases treated in our cancer hospitals and cooperative centers;
●	the operational arrangements with our hospital partners;
●	the range and mix of services provided in our cancer hospitals and cooperative centers ; and
●	the cost of our medical equipment.

Our Ability to Expand Our Cancer Hospitals and Cooperative Centers

As of December 31, 2021, we had 16 cooperative centers based in 13 hospitals, spanning over 13 cities across ten provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing proton center and cancer hospitals and clinics in China. As of December 31, 2021, we had seven self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, four cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2021. We also commenced construction of Beijing Proton Medical Center in June 2017 and the construction project was suspended and delay due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations. The development of these hospitals is an important step of our broader strategy and is expected to become the key driver of our future growth.

Each additional cancer hospitals and cooperative centers that we develop increases the number of patient cases treated in our network and contributes to our revenue growth. However, our new cancer hospitals and clinics and new cooperative centers developed by entering into new arrangements with hospital partners generally involve a ramp-up period during which time the operating efficiency of such hospitals and centers may be lower than that of our established ones, which may negatively affect our profitability. We also incur substantial expenses before the commencement of operations of new hospitals and centers, including labor costs, construction expenditures, renovation costs, rental expenses and equipment costs, which could have a short-term negative impact on our liquidity and profitability. In addition, if we establish additional cancer hospitals and cooperative centers through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from cancer hospitals and cooperative centers established through acquisitions. While expanding our network of hospitals and centers will continue to increase our revenue base, our ability to operate these additional hospitals and centers in a cost-efficient manner determines whether and how quickly we can recover our investment, and therefore, our long-term profitability.

Furthermore, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network. Our ability to expand, and to optimize the number of our cancer hospitals and cooperative centers will also depend on a number of factors, such as:

●	the reputation of our cancer hospitals, network of cooperative centers and doctors providing services in our network;
●	our financial resources;
●	our ability to timely establish and manage our own cancer hospitals and new cooperative centers in conjunction with our hospital partners;
●	our relationship with our hospital partners; and
●	performance of our own cancer hospitals and hospital partners.

We closed four cooperative centers and 11 cooperative centers in 2020 and 2021, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward. We did not close any cooperative center in 2019.

The Number of Patient Cases Treated in Our Cancer Hospitals and Cooperative Centers

Increasing the number of patient cases diagnosed and treated at our existing cancer hospitals and cooperative centers is important for the growth of our business. The number of patient cases is primarily driven by reputation of the doctors, our cancer hospitals and cooperative centers. Doctors decide whether to refer patients to our hospitals and centers in our network based on factors such as reputation, location and the expertise of the doctors who provide services. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods contribute to their willingness to refer cases for diagnosis and treatment to our hospitals and the centers in our network.

Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our cancer hospitals and cooperative centers. There is also typically a ramp-up period for newly established hospitals and centers during which acceptance by doctors and patients of such new hospitals and centers gradually pick up and the number of patient cases increase.

The numbers of our treatment and diagnostic patient cases in our cooperative centers decreased from 10,367 and 142,175, respectively, in 2019, to 8,729 and 88,266, respectively, in 2020, and further to 7,597 and 53,305, respectively, in 2021, primarily due to the reduction of our cooperative centers and the suspension of operation of cooperative centers caused by the COVID-19 pandemic. However, our treatment and diagnostic patient cases in our self-owned cancer hospitals, including Datong Hospital, Datong Clinic, Shanghai Outpatient Department, Shanghai Imaging Center, Shanghai General Practice Clinic, Guangzhou Outpatient Department and Guangzhou Hospital, increased from 4,145 and 4,269 respectively, in 2019 to 7,045 and 10,773, respectively, in 2020, and further to 29,187 and 20,924, respectively, in 2021.

The Operational Arrangements with Our Hospital Partners

A portion of our total net revenues is derived from our lease and management services arrangements with our hospital partners which typically range from five to 20 years and under which we receive a contracted percentage of each cooperative center’s revenue. Such contracted percentage typically range from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in certain circumstances, are fixed for the duration of the arrangement.

In the event that specified operating expenses exceed the revenues of the cooperative center, we would collect no revenues from such center. As a result, our ability to negotiate a higher contracted percentage and our ability to contain operating expenses will significantly affect our revenues and profitability.

In negotiations with hospitals as to our contracted percentage, we consider factors such as:

●	the size and location of potential hospital partner;
●	the length of the arrangement;
●	the type of medical equipment to be installed in the hospital’s center;
●	the capabilities of the doctors that will provide services at the cooperative centers; and
●	the potential growth of such center.

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

The Range and Mix of Services Provided in Our Cancer Hospitals and Cooperative Centers

The medical service fees charged for the services provided in our cancer hospitals and cooperative centers vary by the type of medical equipment used as well as the provinces or regions in China in which such hospitals and centers are located due to the varying applicable price ceilings. Medical service fees in China are subject to government-controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls, which may reduce our profitability” and “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations in China—Regulation of Medical Institutions—Pricing of Medical Services.”

The maximum medical service fees for the same treatment using the same equipment may differ among provinces and regions. Hospitals and centers established in provinces or regions with a significantly higher price ceiling may result in an increase in our revenues derived from such hospitals and centers and higher profit margin for the hospitals and centers, resulting in an increase in our profitability. In addition, certain medical services allow us to charge higher fees than other types of medical services.

For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB12,000 to RMB16,000 per patient case, with each treatment lasting one session for approximately 30 to 90 minutes, medical service fees for treatments provided through body gamma knife systems typically range from approximately RMB20,000 to RMB30,000 per patient case, with each treatment lasting three to six sessions and 30 to 60 minutes each, and medical service fees for treatments provided through linear accelerators typically range from approximately RMB5,000 to RMB60,000 per patient case, with each treatment lasting from 30 to 40 sessions and ten to 20 minutes each.

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

The Cost of Our Medical Equipment

Depreciation expense associated with the medical equipment that we purchase and use in our hospitals and centers represents a significant portion of our cost of revenues. Our ability to reduce the price of medical equipment purchased, thereby reducing the depreciation expense associated with the medical equipment purchased, will increase our profitability. Our extensive network of centers has provided us with increased bargaining power with equipment manufacturers.

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

Financial Impact of Our Acquisitions and Disposals

The consideration we paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized. During 2019, Tianjin Jiatai made capital injection to Shanghai Imaging Center, and increased the equity interest in it from 56.77% to 78.34%. In July 2019, we entered into an agreement with Tianjin Jiatai, to purchase all of its 90% equity interest in Wuxi Hospital. After the acquisition, Wuxi Hospital became our wholly owned subsidiary. In September 2019, we entered into an agreement with ZR Guofu, pursuant to which ZR Guofu sold its 77.18% equity interest in Tianjin Jiatai to us. We paid the consideration in August and September 2019 and completed the related registration on November 18, 2019. In November 2019, ZR Guofu entered into another agreement with us and Tianjin Jiatai to withdraw from Tianjin Jiatai and its subsidiaries. As a result of ZR Guofu’s withdrawal, we became the sole shareholder of Tianjin Jiatai and its subsidiaries, including Shanghai Imaging Center, Wuxi Hospital, Heze Meizhong Jiahe, Shanghai Rongchi and Oriental Light Group Limited. These transactions are entered into in conjunction of each other and therefore, are accounted for as a single transaction. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

During 2020, we acquired a 70% equity interest in Guangzhou Concord Management and disposed of a 90% equity interest in Concord Healthcare Singapore Pte Ltd. In March 2020, Concord Healthcare entered into a share purchase agreement with independent third parties, to purchase 70% or 14,000,000 shares of Guangzhou Concord Management (formerly known as Guangzhou New Spring Hospital Management Ltd.) with a consideration of RMB8.4 million. The business substance of the purchase was to acquire Guangzhou Outpatient Department, which was a wholly owned subsidiary of Guangzhou Concord Management located in downtown Guangzhou, to attract more patients for our self-built cancer hospital in the suburb of Guangzhou. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operates and owns a general medical and surgical hospital, namely Concord International Hospital, for a total consideration of approximately SG$52.2 million. As of the date of this annual report, our euity interest in Concord Healthcare Singapore Pte Ltd was further diluted to approximately 8.73%.

In November and December 2020 and January 2021, certain of our subsidiaries obtained a 26.34% equity interest of Healthingkon with the total consideration of an 89% equity interest of Shanghai Imaging Center and RMB21.5 million. The acquisition date was on January 4, 2021, when we actually obtained the shareholder rights of Healthingkon. On the same day, one of our subsidiaries entered into an acting-in-concert agreement with two other shareholders of Healthingkon, pursuant to which the two shareholders agreed to be coordinated actors on the matters related to shareholders’ rights of Healthingkon. Pursuant to the agreement, we obtained majority control over Healthingkon. Shanghai Imaging Center was under the control and consolidation of us before and after the transaction. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Hospital business	76,826	38.7	107,052	48.0	161,175	25,292	33.2
Network business	121,537	61.3	115,959	52.0	324,458	50,914	66.8
Total net revenues	198,363	100.0	223,011	100.0	485,633	76,206	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
		% of Total Net		% of Total Net			% of Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
PRC	164,167	82.8	199,370	89.4	485,633	76,206	100.0
Singapore	34,196	17.2	23,641	10.6	—	—	—
Total net revenues	198,363	100.0	223,011	100.0	485,633	76,206	100.0

Hospital Business

Revenues generated from our hospital business consists of medicine income and medical service income generated from our self-owned cancer hospitals and clinics. Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our cancer hospitals and clinics.

Medical service income include revenue generated from outpatients, which mainly consist of activities for physical examination, treatment, surgeries and tests, as well as that generated from inpatients, which mainly consist of activities for clinical examination and treatment, surgeries, and other fees such as room charges and nursing care. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore. As of the date of this annual report, our euity interest in Concord Healthcare Singapore Pte Ltd was further diluted to approximately 8.73%.

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

We also provide management services to a limited number of cooperative centers through service-only agreements under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2021, we did not operate cooperative centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable. Our allowance for doubtful accounts was RMB6.5 million and RMB4.9 million (US$0.8 million) as of December 31, 2020 and 2021, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. In 2019, 2020 and 2021, net revenue derived from our top five hospital partners was approximately 34.6%, 25.9% and 31.0%, respectively, of our total net revenues. Our largest hospital partner accounted for 9.4%, 5.9% and 11.9% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

		Aggregate Revenues in 2021
	Number of	RMB in	US$ in	% of Total Net
	Centers	thousands	thousands	Revenues
2022	4	10,587.2	1,622.6	30.5
2023	5	22,863.8	3,504.0	66.0
2024	1	1,228.0	188.2	3.5
2025	—	—	—	—
2026	—	—	—	—
Total	10	34,679.0	5,413.8	100.0

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2019		2020		2021
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Cost of revenues	214,193	108.0	209,928	94.1	542,530	85,135	111.7
Gross (loss) profit	(15,830)	(8.0)	13,083	5.9	(56,897)	(8,929)	(11.7)
Operating expenses:
Selling expenses(1)	30,241	15.2	25,761	11.6	53,675	8,423	11.1
General and administrative expenses(1)	315,134	158.9	294,823	132.2	347,746	54,569	71.6
Impairment of long-lived assets	76,089	38.4	8,500	3.8	—	—	—
Total operating expenses	421,464	212.5	329,084	147.6	401,421	62,992	82.7
(1)	Our selling expenses included share-based compensation of RMB2.9 million, RMB3.1 million and RMB2.1 million (US$0.3 million) in 2019, 2020 and 2021, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. Our general and administrative expenses included share-based compensation of RMB17.7 million, RMB17.6 million and RMB12.6 million (US2.0 million) in 2019, 2020 and 2021, respectively, which was related to certain share options granted in 2011, 2014, 2017 and 2018. We did not grant any share options under our 2008 share incentive plan in 2012, 2013, 2015 and 2016. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for details of the grants under our share incentive plans.

Cost of Revenues. Our cost of revenues for hospital business primarily consists of medicine costs, medical consumables, labor costs of doctors, nurses and other staff involved in the care or treatment of patients, depreciation, hospital buildings rental fee, utilities as well as other related costs incurred in the normal business of a hospital.

Our cost of revenues for network business primarily consists of amortization of acquired intangibles, depreciation of medical equipment purchased, installed and operated in the network of our cooperative centers and other costs, including salaries and material costs of medical supplies.

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new cancer hospitals and cooperative centers, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses decreased from 2019 to 2020 due to the decrease in advertisement and promotion fees caused by the travelling restrictions during the COVID-19 pandemic. Selling expenses increased from 2020 to 2021, primarily due to increases in marketing expenses and travel related expenses as a result of the opening of our Guangzhou Hospital since June 2021 and increased sales and traveling activities driven by the effective containment of the COVID-19 outbreak in China. Our selling expenses include share-based compensation of RMB2.9 million in 2019, RMB3.1 million in 2020 and RMB2.1 million (US$0.3 million) in 2021.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of RMB17.7 million in 2019, RMB17.6 million in 2020 and RMB12.6 million (US$2.0 million) in 2021. See “—Share-based Compensation.”

Without taking into account the share-based compensation expenses, our general and administrative expenses increased in absolute dollar terms in 2021 due to the expansion of our network business and hospital business and the growth in our total net revenues as well as the effective containment of COVID-19 in the PRC.

Impairment of Long-lived Assets. Our impairment of long-lived assets was primarily related to property, plant and equipment in connection with our business operations. We had impairment of long-lived assets of RMB76.1 million, RMB8.5 million and nil in 2019, 2020 and 2021, respectively.

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

We recognize the compensation expense on a straight-line basis over the requisite service period for the entire award. With respect to share options, we calculated the estimated grant date fair value of the share options granted on the date of grant, using a Binomial Tree Model. The risk-free rate was based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The dividend yield was estimated based on the average of our historical dividend yields. The volatility assumption was estimated based on the historical price volatility of ordinary shares of comparable companies in the health care industry. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of our shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

We recorded share-based compensation expenses of approximately RMB20.6 million in 2019, RMB20.6 million in 2020, and RMB14.7 million (US$2.3 million) in 2021. The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the termination date are still subject to the 2008 share incentive plan.

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

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the state of Delaware, United States in 2011. The entity is subject to U.S. federal and state income tax (a flat federal income tax rate of 21% in 2019, 2020 and 2021) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas, and as such, it is subject to Texas franchise tax. The amount of current U.S. federal and state income tax for US Proton Therapy Holdings Limited (Delaware) was recorded as negative RMB1.4 million, RMB2.0 million and RMB0.4 million (US$56,879) in 2019, 2020 and 2021, respectively.

Hong Kong

Our subsidiaries in Hong Kong do not conduct any substantive operations of their own. As a result, we did not have any assessable profits subject to the Hong Kong profits tax in 2019, 2020 and 2021. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. In April 2015, we acquired Concord International Hospital, which has remained in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2019, 2020 and 2021. In addition, upon payment of dividends by China Medstar and Concord International Hospital to their shareholders, no Singapore withholding tax will be imposed. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased the control over the management of Concord International Hospital in Singapore.

People’s Republic of China

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises. Our PRC subsidiaries are subject to the tax rate of 25% since 2012.

The EIT Law provides that enterprises established outside of China whose “effective management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders.

This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, an “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management.

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

Under the EIT Law, a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the PRC State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to the PRC-HK DTA, Notice 112, Notice 601 and Guoshuihan [2009] No. 81, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise continuously in the last 12 months before distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA.

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

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	198,363	223,011	485,633	76,206
Cost of revenues	(214,193)	(209,928)	(542,530)	(85,135)
Gross (loss) profit	(15,830)	13,083	(56,897)	(8,929)
Operating expenses:
Selling expenses(1)	(30,241)	(25,761)	(53,675)	(8,423)
General and administrative expenses(2)	(315,134)	(294,823)	(347,746)	(54,569)
Impairment of long-lived assets	(76,089)	(8,500)	—	—
Operating loss	(437,294)	(316,001)	(458,318)	(71,921)
Interest expense	(28,700)	(81,359)	(73,789)	(11,579)
Foreign exchange gain (loss), net	34,990	(58,686)	(19,925)	(3,127)
(Loss) gain on disposal of long-lived assets	(1,299)	677	—	—
Interest income	9,165	8,440	5,894	925
Change in fair value of derivative liability	—	—	(39)	(6)
(Loss) income from equity method investments	(5,078)	6,021	18,163	2,850
(Loss) on disposal of subsidiaries	—	(14,894)	—	—
Other income (expenses), net	37,138	6,312	(1,223)	(192)
Gain on disposal of an equity method investment	—	7,837	—	—
Loss before income taxes	(391,078)	(441,653)	(529,237)	(83,050)
Income tax benefit	38,986	37,624	6,565	1,030
Net loss	(352,092)	(404,029)	(522,672)	(82,020)
Net loss attributable to non-controlling interests	(45,043)	(94,040)	(251,245)	(39,426)
Net loss attributable to Concord Medical Services Holdings Limited	(307,049)	(309,989)	(271,427)	(42,594)
(1)	Our selling expenses included share-based compensation of RMB2.9 million in 2019, RMB3.1 million in 2020 and RMB2.1 million (US$0.3 million) in 2021.
(2)	Our general and administrative expenses included share-based compensation of RMB17.7 million in 2019, RMB17.6 million in 2020 and RMB12.6 million (US$2.0 million) in 2021.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Hospital revenue:
Medicine income and medical service	76,825	107,052	161,175	25,292
Network revenue
Medical solutions	9,482	26,105	217,375	34,110
Management and technical support	48,416	36,948	64,599	10,137
Operating lease income(1)	53,485	45,847	35,913	5,635
Sales-type lease income(1)	1,130	4,130	5,210	818
Direct financing lease income(1)	3,944	2,929	1,361	214
Brand royalty fees	5,081	—	—	—
	121,538	115,959	324,458	50,914

Total revenues	198,363	223,011	485,633	76,206
(1)	Operating lease income, sales-type lease income and direct financing lease income were recognized under ASU 2016-02, Leases (Topic 842).

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Total Net Revenues. Our total net revenues increased significantly to RMB485.6 million (US$76.2 million) in 2021 from RMB223.0 million in 2020.

Hospital Business. Our net revenues generated from hospital business increased by 50.7% to RMB161.2 million (US$25.3 million) in 2021 from RMB107.0 million in 2020, primarily due to (1) an increase in revenues generated from Shanghai Imaging Center and Shanghai Outpatient Department driven by the effective containment of the COVID-19 outbreak in China, and (2) the launch of internet hospital and the opening of Guangzhou Hospital in 2021, which started to generate revenue in the same year.

Network Business. Our net revenues generated from our network business increased significantly to RMB324.4 million (US$50.9 million) in 2021 from RMB116.0 million in 2020, primarily due to an increase in revenues generated from medical solutions of RMB191.3 million (US$30.0 million) as a result of our increased sales of medical equipment and our newly launched cloud system solutions.

Cost of Revenues. Total cost of revenues increased significantly to RMB542.5 million (US$85.1 million) in 2021 from RMB209.9 million in 2020.

Hospital Business. Our cost of revenues of hospital business increased by 83.7% to RMB288.7 million (US$45.3 million)in 2021 from RMB157.2 million in 2020, primarily due to (1) an increase in hospital operating expenses such as medicine costs and medical consumables, which was generally in line with the increased revenues generated from our hospital business, and (2) the substantial upfront cost for our newly opened Guangzhou Hospital.

Network Business. Our cost of revenues of network business increased significantly to RMB253.8 million (US$39.8 million) in 2021 from RMB52.7 million in 2020, primarily due to an increase in cost of medical equipment of RMB162.5 million (US$25.5 million), which was generally in line with the increased scale of medical solutions.

Gross Profit (Loss) and Gross Margin. As a result of the foregoing, we had a gross loss of RMB56.9 million (US$8.9 million) in 2021, compared to a gross profit of RMB13.1 million in 2020. Our overall gross margin was 5.9% and negative 11.7% in 2020 and 2021, respectively.

Hospital Business. Our gross loss of hospital business increased significantly to RMB127.5 million (US$20.0 million) in 2021 from RMB50.2 million in 2020. Our gross margin of hospital business decreased to negative 79.1% in 2021 from negative 46.8% in 2020, primarily due to the substantial upfront cost for our newly opened Guangzhou Hospital, which was still at the ramp-up stage with comparatively low utilization rates.

Network Business. Our gross profit of network business increased by 11.7% to RMB70.6 million (US$11.1 million) in 2021 from RMB63.2 million in 2020. Our gross margin of network business decreased to 21.8% in 2021 from 54.5% in 2020, primarily due to the increased portion of revenues contributed by medical solutions, which had relatively lower gross profit margin as compared to other segments.

Operating Expenses. Our operating expenses increased by 22.0% to RMB401.4 million (US$63.0 million) in 2021 from RMB329.1 million in 2020, primarily due to the opening of our Guangzhou Hospital since June 2021 and the business recovery driven by the effective containment of the COVID-19 outbreak in China.

Selling Expenses. Our selling expenses increased significantly to RMB53.7 million (US$8.4 million) in 2021 from RMB25.8 million in 2020, primarily due to (1) increases in marketing expenses and travel related expenses of RMB9.0 million (US$1.4 million) and (2) increases in meeting expenses of RMB4.3 million (US$0.6 million) as a result of the opening of our Guangzhou Hospital since June 2021 and increased sales and traveling activities driven by the effective containment of the COVID-19 outbreak in China. Selling expenses as a percentage of total net revenues decreased to 11.1% in 2021 from 11.6% in 2020. The decrease was primarily because our revenue growth was mainly attributable to medical solutions, which incurred only marginal additional expenses.

General and Administrative Expenses. General and administrative expenses increased by 17.9% to RMB347.7 million (US$54.6 million) in 2021 from RMB294.8 million in 2020, primarily due to an increase in staff cost of RMB20.1 million (US$3.2 million) to support the opening of our Guangzhou Hospital since June 2021. General and administrative expenses as a percentage of total net revenues decreased to 71.6% in 2021 from 132.2% in 2020. The decrease was mainly primarily because our revenue growth was mainly attributable to medical solutions, which incurred only marginal additional expenses.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB8.5 million and nil in 2020 and 2021, respectively. The decrease was mainly because we had disposed of most of the terminated cooperative centers in prior years.

Operating Loss. As a result of the foregoing, our operating loss was RMB458.3 million (US$71.9 million) in 2021, compared to an operating loss of RMB316.0 million in 2020.

Interest Expense. Our interest expense decreased to RMB73.9 million (US$11.7 million) in 2021 from RMB81.4 million in 2020, primarily due to a decrease in weighted average interest rate.

Foreign Exchange Loss, Net. We had foreign exchange loss, net of RMB58.6 million and RMB19.9 million (US$3.1 million) in 2020 and 2021, primarily due to fluctuations in exchange rate.

(Loss) Gain on Disposal of Long-lived Assets. We had gain on disposal of long-lived assets of RMB0.7 million and nil in 2020 and 2021, respectively. We did not record gain or loss from disposal of long-lived assets in 2021 as there were no such disposal activities in 2021.

Interest Income. Our interest income decreased to RMB5.9 million (US$0.9 million) in 2021 from RMB8.4 million in 2020. This decrease was primarily due to repayment of loans by certain of the borrowers.

Income from Equity Method Investments. Our income from equity method investments increased to RMB18.2 million (US$2.9 million) in 2021 from RMB6.0 million in 2020. The increase in 2021 was primarily due to the equity pick up gain from Zhejiang Marine, Xi’an Jiangyuan Andike Ltd and Suzhou Shengshan Huiying Venture Capital Investment LLP.

Other Income (Expenses), Net; Gain (Loss) on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. In 2020, we had other income, net of RMB6.3 million, loss on disposal of subsidiaries of RMB14.9 million and gain on disposal of an equity method investment of RMB7.8 million. In 2021, we had other expenses, net of RMB1.2 million (US$0.2 million). We did not have gain on disposal of subsidiaries and gain on disposal of an equity method investment in 2021.

Income Tax Benefit. We had income tax benefit of RMB6.5 million (US$1.1 million) in 2021, compared to RMB37.7 million in 2020. We had income tax benefit in 2021 because we had net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss increased to RMB522.7 million (US$82.0 million) in 2021 from RMB404.0 million in 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Total Net Revenues. Our total net revenues increased by 12.4% to RMB223.0 million in 2020 from RMB198.4 million in 2019.

Hospital Business. Our net revenues generated from hospital business increased by 39.3 % to RMB107.0 million in 2020 from RMB76.8 million in 2019, primarily due to the increase of business of Shanghai Imaging Center.

Network Business. Our net revenues generated from our network business decreased by 4.5 % to RMB116.0 million in 2020 from RMB121.5 million in 2019, primarily due to a decrease in our net revenues from the network business due to the reduction in number of patient cases caused by the COVID-19 pandemic.

Cost of Revenues. Total cost of revenues decreased by 2.0 % to RMB209.9 million in 2020 from RMB214.2 million in 2019, primarily due to the decrease in our cost of revenues of network business.

Hospital Business. Our cost of revenues of hospital business increased by 14.7% to RMB157.2 million in 2020 from RMB137.1 million in 2019, primarily due to the increase in operating expenses caused by increase in net revenue of our hospital business.

Network Business. Our cost of revenues of network business decreased by 31.6% to RMB52.7 million in 2020 from RMB77.1 million in 2019, primarily due to the reduction in number of patient cases caused by COVID-19 pandemic.

Gross Profit and Gross Margin. As a result of the foregoing, we had a gross profit of RMB13.1 million in 2020, compared to a gross loss of RMB15.8 million in 2019.

Operating Expenses. Our operating expenses decreased by 21.9% to RMB329.1 million in 2020 from RMB421.5 million in 2019, primarily due to the decrease in impairment of long-lived assets.

Selling Expenses. Our selling expenses decreased by 14.6% to RMB25.8 million in 2020 from RMB30.2 million in 2019. Selling expenses as a percentage of total net revenues decreased to 11.6% in 2020 from 15.2% in 2019. The decrease was mainly due to a drop in our marketing activities during the COVID-19 pandemic.

General and Administrative Expenses. General and administrative expenses decreased by 6.4% to RMB294.8 million in 2020 from RMB315.1 million in 2019. General and administrative expenses as a percentage of total net revenues decreased to 132.2% in 2020 from 158.9% in 2019. The decrease was mainly due to the decrease in consultation fee and traveling expenses caused by COVID-19 pandemic.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB76.1 million and RMB8.5 million in 2019 and 2020, respectively. The decrease was mainly because that we disposed of most of terminated centers.

Operating Loss. As a result of the foregoing, our operating loss was RMB316.0 million in 2020, compared to an operating loss of RMB437.3 million in 2019.

Interest Expense. Our interest expense increased to RMB81.4 million in 2020 from RMB28.7 million in 2019, primarily due to an increase in interest expense paid to Zhejiang Marine.

Foreign Exchange Gain (Loss), Net. Our foreign exchange loss, net was RMB58.6 million in 2020, compared to a gain of RMB35.0 million in 2019, primarily due to the fluctuations in exchange rate.

Gain (Loss) from Disposal of Long-lived Assets. We had a gain from disposal of long-lived assets of RMB0.7 million in 2020, compared to a loss from disposal of long-lived assets of RMB1.3 million in 2019. The change in 2020 was primarily due to gains upon actual disposal of those terminated cooperative centers when the proceeds exceeded the residual values of the long-lived assets after accounting for the impairment.

Interest Income. Our interest income decreased to RMB8.4 million in 2020 from RMB9.2 million in 2019. This decrease was primarily due to repayment of loans by some borrowers.

Income (Loss) from Equity Method Investments. Our income from equity method investments was RMB6.0 million in 2020 compared to a loss of RMB 5.1 million in 2019. The change in 2020 was primarily due to the equity pick up gain from Zhejiang Marine, which was a new investment made in 2020 and the equity pick up loss of our investment in Xi’an Jiangyuan Andike Ltd.

Other Income, Net; Gain (Loss) on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. In 2019, we had other income, net of RMB37.1 million. We did not have gain (loss) on disposal of subsidiaries and gain on disposal of an equity method investment in 2019. In 2020, we had other income, net of RMB6.3 million, loss on disposal of subsidiaries of RMB14.9 million and gain on disposal of an equity method investment of RMB7.8 million. Our other income, net in 2020 was primarily due to the decrease of re-measurement gain due to the settlement of prior year mandatorily redeemable capital contribution from one investor in the end of 2019. Our loss on disposal of subsidiaries in 2020 was primarily attributable to the disposal of the 90% equity interest in Concord Healthcare Singapore Pte Ltd. Our gain on disposal of an equity method investment in 2020 was primarily related to an investment in PTC.

Income Tax Benefit. We had income tax benefit of RMB37.7 million in 2020, compared to RMB39.0 million in 2019. We had income tax benefit in 2020 because we had net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss increased to RMB404.0 million in 2020 from RMB352.1 million in 2019.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

Our liquidity needs include (1) net cash used in operating activities that consists of (i) cash required to fund the initial build-out and continued expansion of our cancer hospitals and cooperative centers and (ii) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; and (2) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our operations primarily through cash flows from operations and short-term and long-term bank borrowings.

We had net current liabilities of RMB220.0 million (US$34.5 million) as of December 31, 2021. As of December 31, 2021, we had RMB157.4 million (US$24.7 million) in cash and cash equivalents, RMB1.4 million (US$0.2 million) in current restricted cash, RMB136.5 million (US$21.4 million) in short-term borrowings outstanding and RMB162.8 million (US$25.6 million) in the current portion of long-term bank and other borrowings.

We had net losses in recent years. In 2019, 2020 and 2021, our net loss was approximately RMB352.1 million, RMB404.0 million and RMB522.7 million (US$82.0 million), respectively. As of December 31, 2021, we had an accumulated deficit of RMB3,277.3 million (US$514.3 million) and a total shareholders’ deficit of RMB1,370.1 million (US$215.0 million). We had net cash used in operating activities of RMB229.8 million and RMB359.3 million (US$56.4 million) in 2020 and 2021, respectively. These conditions raised substantial doubt about our ability to continue as a going concern.

These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern. In February 2022, we entered into a failed sales-leaseback agreement which was actually a financing with the amount of RMB110.0 million (US$17.3 million) as of the date of this annual report. Meanwhile, we will focus on the following activities: (1) we plan to seek additional equity financing from new investors into our hospital business operation; (2) we plan to improve the profitability of network business and hospital business through upgrading cloud system solutions, developing internet hospital business,accelerating the transformation of scientific research and training achievements into clinical application and so on; and (3) we are currently focusing on improving operational efficiency and reducing cost to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, our management concludes that we have sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the accompanying financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of equity securities would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We had losses and net current liabilities historically and we may incur losses and experience net current liabilities in the future.”

Indebtedness

In May 2018, Shanghai Hospital entered into a long-term loan agreement of RMB1.0 billion with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2021, we had an outstanding balance of RMB848.5 million (US$133.1 million). The loan will be due in May 2028.

In July 2018, Guangzhou Hospital entered into a long-term loan agreement of RMB500.0 million with China Construction Bank that bears an interest rate of 4.9% per annum. The loan is secured by land use rights. As of December 31, 2021, we had an outstanding balance of RMB477.8 million (US$75.0 million). The loan will be due in July 2028.

In November 2020, Guangzhou Hospital entered into a long-term loan agreement of RMB400.0 million with China Construction Bank that bears a floating interest rate. The loan is secured by land use rights. As of December 31, 2021, we had an outstanding balance of RMB396.3 million (US$62.2 million). The loan will be due in November 2030.

Certain bank borrowings were secured by equipment with a net carrying value of RMB414.3 million and RMB361.8 million (US$56.8 million), accounts receivable with a carrying value of RMB33.7 million and RMB10.1 million (US$1.6 million) including lease receivables with a carrying value of RMB26.8 million and RMB10.1 million (US$1.6 million), certain land use rights with a carrying value of RMB414.5 million and RMB405.1 million (US$63.6 million), certain construction in progress with a carrying value of RMB1,150.0 million and RMB1,709.8 million (US$268.3 million), and certain long-term investments with a carrying value of RMB166.9 million and RMB167.0 million (US$26.2 million), as of December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, the short-term bank and other borrowing bore a weighted average interest of 7.01% and 5.86% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 7.11% and 6.31% per annum, respectively.

As of December 31, 2021, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to RMB0.2 million (US$34,436) and RMB125.3 million (US$19.7 million), respectively.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2021:

	1-6	7-12		Over 2
	months	months	1-2 years	years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Network Business
Accounts receivable	109,200	8,629	2,864	1,606	122,299
Allowance for credit losses	(604)	(1,544)	(442)	(1,223)	(3,813)
Accounts receivable, net	108,596	7,085	2,422	383	118,486
Hospital Business
Accounts receivable	8,873	716	755	188	10,532
Allowance for credit losses	(66)	(110)	(755)	(188)	(1,119)
Accounts receivable, net	8,807	606	—	—	9,413

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

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(195,347)	(229,766)	(359,313)	(56,387)
Net cash used in investing activities(1)	(1,071,507)	(533,885)	(565,981)	(88,815)
Net cash generated from financing activities	513,268	1,138,302	642,449	100,813
Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	1,161	(2,563)	(4,639)	(723)
Net (decrease) increase in cash and cash equivalents and restricted cash	(752,425)	372,088	(287,484)	(45,112)
Cash and cash equivalents and restricted cash at beginning of the year	826,732	74,307	446,395	70,049
Cash and cash equivalents and restricted cash at end of the year	74,307	446,395	158,911	24,937
(1)	Net cash used in investing activities in 2019 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million and acquisitions of Tianjin Jiatai, Shanghai Rongchi, Heze Meizhong Jiahe, Shanghai Imaging Center and Wuxi Hospital, net of cash acquired of RMB420.6 million and settlement of investment in Shanghai Outpatient Department of RMB105.1 million. Net cash generated from investing activities in 2019 included redemption from short-term investments of RMB50.0 million and proceeds from disposal of property, plant and equipment of RMB69.3 million. Net cash used in investing activities in 2020 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB 504.7 million, investment in equity method investees of RMB 163.8 million, purchase of available-for-sale debt securities of RMB 80.0 million, which were partially offset by deposition of Concord International Hospital of RMB201.6 million. Net cash used in investing activities in 2021 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB 760.6 million (US$119.4 million), investment in equity method investees of RMB61.2 million (US$9.6 million), which were partially offset by proceeds from disposal of property, plant and equipment of RMB213.0 million (US$33.4 million), proceeds from principal portion of direct financing leases of RMB31.5 million (US$4.9 million) and redemption of available-for-sale debt securities of RMB20.0 million (US$3.1 million).

Net Cash Used in Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners, the amount and timing of payments of the purchase price or services fees that we received from our other enterprise customers under our network business, the payment of medicine expenses and medical service fees by our patients in our cancer hospitals and clinics, and cash payments that we made in connection with establishing new cancer hospitals and cooperative centers.

Net cash used in operating activities for the year ended December 31, 2021 was RMB359.3 million (US$56.4 million), resulting primarily from our net loss of RMB522.7 million (US$82.0 million), as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB73.8 million (US$11.6 million), (2) depreciation of property, plant and equipment of RMB64.3 million (US$10.1 million), (3) amortization of intangible assets of RMB30.2 million (US$4.7 million), (4) lease expense to reduce operating lease ROU of RMB21.7 million (US$3.4 million), (5) share-based compensation of RMB14.7 million (US$2.3 million) and were partially offset by income from equity method investments of RMB18.2 million (US$2.9 million).Additional factors affecting operating cash flow included (1) a decrease in deferred revenue of RMB193.5 million (US$30.4 million), (2) a decrease in accounts receivable of RMB64.5 million (US$10.1 million), and (3) a decrease in prepayments and other current assets of RMB30.9 million (US$4.9 million), which were partially offset by an increase in accounts payable of RMB262.8 million (US$41.2 million).

Net cash used in operating activities for the year ended December 31, 2020 was RMB229.8 million, resulting primarily from our net loss of RMB404.0 million, as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB81.4 million, (2) depreciation of property, plant and equipment of RMB55.0 million, (3) lease expense to reduce operating lease ROU of RMB23.0 million, (4) share-based compensation of RMB20.6 million, and (5) amortization of intangible assets of RMB15.8 million. Additional factors affecting operating cash flow included (1) an increase in deferred revenue of RMB84.5 million, (2) a decrease in prepayments and other current assets of RMB82.5 million, and (3) a decrease in accured unrecognized tax benefit of RMB28.0 million.

Net cash used in operating activities for the year ended December 31, 2019 was RMB195.3 million, resulting primarily from our net loss of RMB352.1 million, as adjusted by the reconciliation of certain non-cash items, including (1) impairment of long-lived assets of RMB76.1 million, (2) interest and consultation expenses of RMB53.2 million, (3) depreciation of property, plant and equipment of RMB44.4 million, (4) allowance for doubtful accounts, net of RMB24.5 million, (5) deferred tax expense of RMB22.5 million, (6) a selling loss recognized at sale-type lease commencement of RMB21.2 million, and (7) share-based compensation of RMB20.6 million. Additional factors affecting operating cash flow included (1) a decrease in accrued expenses and other liabilities of RMB60.9 million, (2) an increase in prepayments and other current assets of RMB11.0 million and (3) a decrease in accrued unrecognized tax benefit of RMB16.2 million

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was RMB566.0 million (US$88.8 million), consisting primarily of the acquisitions of and deposits for the purchases of property, plant and equipment of RMB 760.6 million (US$119.4 million), investment in equity method investees of RMB61.2 million (US$9.6 million), which were partially offset by proceeds from disposal of property, plant and equipment of RMB213.0 million (US$33.4 million), proceeds from principal portion of direct financing leases of RMB31.5 million (US$4.9 million) and redemption of available-for-sale debt securities of RMB20.0 million (US$3.1 million).

Net cash used in investing activities for the year ended December 31, 2020 was RMB533.9 million, consisting primarily of the acquisitions of and deposits for the purchases of property, plant and equipment of RMB504.7 million, investment in equity method investees of RMB163.8 million, and purchase of available-for-sale debt securities of RMB80.0 million, which were partially offset by deposition of Concord International Hospital of RMB201.6 million.

Net cash used in investing activities for the year ended December 31, 2019 was RMB1,071.5 million, consisting primarily of acquisitions of and deposits for the purchases of property, plant and equipment of RMB700.9 million, acquisitions of Tianjin Jiatai, Shanghai Rongchi, Heze Meizhong Jiahe, Shanghai Imaging Center and Wuxi Hospital, net of cash acquired of RMB420.6 million, and settlement of investment in Shanghai Outpatient Department of RMB105.1 million, which were partially offset by proceeds from disposal of property, plant and equipment of RMB69.3 million and redemption of short-term investment of RMB50.0 million.

Net Cash Generated from Financing Activities

Net cash generated from financing activities for the year ended December 31, 2021 was RMB642.4 million (US$100.8 million), consisting primarily of proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary of RMB400.0 million (US$62.8 million), proceeds from long-term bank and other borrowings of RMB386.6 million (US$60.7 million), proceeds from short-term bank borrowings of RMB126.1 million (US$19.8 million), borrowings from related parties of RMB24.4 million (US$3.8 million) and proceeds from convertible note of RMB20.0 million (US$3.1 million), which were partially offset by the repayment of long-term bank and other borrowings of RMB206.1 million (US$32.3 million), the repayment to related parties of RMB80.9 million (US$12.7 million) and the repayment of short-term bank and other borrowings of RMB24.7 million (US$3.9 million).

Net cash generated from financing activities for the year ended December 31, 2020 was RMB1,138.3 million, consisting primarily of proceeds from long-term bank and other borrowings of RMB857.1 million, proceeds from short-term bank borrowings of RMB740.4 million, proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary of RMB700.0 million, capital injection from a noncontrolling interest in a subsidiary of RMB110.9 million, and borrowings from related parties of RMB26.6 million, which were partially offset by the repayment of short-term bank and other borrowings of RMB1,029.2 million and the repayment of long-term bank and other borrowings of RMB241.8 million.

Net cash generated from financing activities for the year ended December 31, 2019 was RMB513.3 million, consisting primarily of proceeds from long-term bank and other borrowings of RMB934.4 million and proceeds from short-term bank borrowings of RMB273.0 million, which were partially offset by the repayment of long-term bank borrowings of RMB253.8 million and the repayment of short-term bank borrowings of RMB442.8 million.

Capital Expenditures

In 2019, 2020 and 2021, our capital expenditures totaled RMB675.3 million, RMB948.3 million and RMB914.6 million (US$143.5 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2021 decreased by RMB33.7 million (US$5.3 million) as compared to RMB273.0 million in 2020, primarily due to decrease in purchases of property and construction in progress.

We estimate that our expected aggregate capital expenditures in 2022 will be approximately RMB248.8 million (US$39.1 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai, Guangzhou and Beijing. As of December 31, 2021, we had bank credit lines totaling RMB2.0 billion (US$317.0 million), of which RMB125.5 million (US$19.7 million) had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

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

The ability of our subsidiary to convert renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. See “Item 10. Additional Information—D. Exchange Controls”

Off-Balance Sheet Arrangements

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

	Payments due by Period
		Less than 1			More than
	Total	year	1-3 years	3-4 years	4 years

	(RMB in thousands)
Short-term debt obligations	136,510	136,510	—	—	—
Long-term debt obligations	2,341,438	162,842	700,620	493,452	984,524
Operating lease obligations	340,870	35,074	48,999	23,057	233,740
Purchase obligations	257,165	257,165	—	—	—
Total	3,075,983	591,591	749,619	516,509	1,218,264

Our short-and long-term debt obligations as of December 31, 2021 represented bank borrowings obtained by our subsidiaries. Our short-term bank borrowing outstanding as of December 31, 2021 had a weighted average interest rate of 5.86% per annum. Our long-term bank and other borrowings outstanding as of December 31, 2021 had a weighted average interest rate of 6.31% per annum.

As of December 31, 2021, we had RMB136.5 million (US$21.4 million) in short-term borrowings outstanding, and RMB2,341.4 million (US$367.4 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB162.8 million (US$25.5million).

As of December 31, 2021, our operating lease obligations for 2022, 2023, 2024 and 2025 and thereafter were RMB35.1 million (US$5.5 million), RMB26.3 million (US$4.1 million), RMB22.7 million (US$3.6 million), RMB23.1 million (US$3.6 million) and RMB233.7 million (US$36.7 million), respectively.

As of December 31, 2021, we had purchase obligations for certain medical equipment that amounted to RMB257.2 million (US$40.4 million), which are all scheduled to be paid within one year.

C.Research and Development, Patents and Licenses, etc.

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events in 2021 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of our future operating results or financial condition.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities at the balance sheet dates, and (3) the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in our financial statements include, but are not limited to, impairment of long-lived assets and goodwill, expected credit losses for accounts receivable and other receivables included in prepayments and other current assets, purchase price allocation, fair value measurement of retained noncontrolling interest after losing control of subsidiary, measurement of available-for-sale debt securities, unrecognized tax benefits, realization of deferred tax assets, share-based compensation expenses, incremental borrowing rate of right-of-use assets and related lease obligation, and fair value measurement of derivative liability. Actual results could materially differ from those estimates. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of such policies and (3) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue Recognition

Our net revenues consist of network revenues and hospital revenues.

We recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services using the five steps defined under ASC Topic 606. We perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price, including variable consideration, if any; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

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

Management and Technical Support

We provide stand-alone management and technical support services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management support typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical support services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment. Combining our management and technical support services, our planned cloud system solutions provide a more comprehensive set of services, from pre-purchasing consultation to equipment installation and maintenance.

The fees for management and technical support services are calculated based on a predetermined percentage of monthly revenue generated by the hospital unit or in limited instances on a fixed monthly fee. Variable fees are fully constrained at contract inception due to the uncertainty of the hospital units monthly revenue. Variable fees are included in the transaction price when a significant reversal of revenue recognized is not expected to occur, typically upon receipt of the monthly revenue statement from hospitals. Fixed monthly fees are recognized ratably over the service term.

Medical Solutions

Medical solutions represented sales of different sets of medical equipment like CT machines, DR machines and respirators to procurement agent of the hospitals in PRC and the sales of consumables such as surgical supplies to certain hospitals in PRC. For the majority of the medical solution contracts, we are primarily responsible for fulfilling the promise to provide the specified medical equipment with the inventory risk before the equipment has been transferred, and we also have the discretion in establishing the price. As a result, we act as a principal under these contracts and management recognized revenue on a gross basis. While under some of the medical solution contracts, we act primarily as a reseller and do not have pricing authority or have title to the inventory prior to delivery to the hospital. We are an agent and generally record revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable.

Brand Royalty Fees

Brand royalty fees represented the right to use the brand of Meizhong Jiahe by several  newly set-up cancer hospitals and clinics on a fixed annual fee. Fixed annum fees are recognized ratably over the service term.

Cost of Revenues

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

Cost of Management and Technical Support

Cost of management and technical support mainly include labor costs, and, where applicable, medical consumables and maintenance expenses which are expensed as incurred.

Cost of Medical Solutions

Cost of medical solutions, recorded either gross or net against the related revenue, includes the cost of the medical equipment and consumables purchased, and other direct costs involved in the consumables sales.

Accounts Receivable and Credit Losses for Doubtful Accounts

Accounts receivable are recognized and carried at the original carrying amount less allowance for credit losses. On January 1, 2020, we adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB1.2 million, representing the allowance for credit losses for account receivable, other current assets and net investment in direct financing lease and corresponding deferred tax impact.

We maintain an allowance for credit losses for accounts receivable and other receivables included in prepayments and other current assets, which is recorded as an offset to accounts receivable and other receivables included in prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the consolidated statements of comprehensive loss. When similar risk characteristics exist, we assess collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, we assess collectability and measure expected credit losses on an individual asset basis. The provision for expected credit losses is estimated based on the types of receivables and relevant customers, management’s experience with collection trends and the current and expected economic and business conditions. We evaluate the provision for expected credit losses on a regular basis and adjusts the provision based on changes in the customers’ circumstances and other available information. In determining the amount of the allowance for credit losses, we consider historic collection experience, the age of the accounts receivable and other receivables included in prepayments and other current assets, credit quality of our customers or creditors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay. The significant assumptions used includes the disaggregation criteria and the estimated loss rates related to account receivables, and the credit rating of debtors’ probability of default and loss rates given default related to other receivables.

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

Lessor Accounting

We provide sales-type, direct financing and operating leases of various medical equipment primarily to hospitals in the PRC for periods ranging from five to 20 years. We classify a lease as a sales-type lease in accordance with the recognition criteria in ASC 842-20-25 if the lease meets any one of the criteria mentioned above when determining a finance lease. For sales-type leases, we derecognize the underlying asset and recognize the net investment in the lease which is the sum of the lease receivable when collectability is probable at lease commencement. All initial direct costs are expensed at commencement date. We subsequently recognize interest income over the lease term using the effective interest method. Many of our leases contain variable lease payments based on the revenue or profit generated from the hospitals’ use of the underlying assets, the specific amounts of which are agreed monthly with the hospitals and settled based on our payment terms. In such circumstances, we recognize a selling loss at commencement for the difference between the net investment in the lease and the carrying amount of the underlying asset. We do not include variable lease payments in the net investment in the lease and such payments are recognized as income in profit or loss in the period when the facts and circumstances on which the variable lease payments are based occur.

When none of the criteria in ASC 842-20-25-2 are met, we classify a lease as either a direct financing lease or an operating lease. We classify as a direct financing lease if (1) the present value of the sum of lease payments and any residual value guarantee equals or exceeds substantially all the fair value of the underlying asset; and (2) it is probable at inception that it will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are not met, the lease is classified as an operating lease.

A general description of our lease income for each type of lease arrangement was as follows:

Sales-type lease income

We provide diagnostic imaging and/or radiation oncology system (“medical equipment”) to hospitals in the PRC through lease arrangements ranging from five to 20 years. In certain circumstances, we also provide full-time qualified system technician responsible for certain management services related to the radiotherapy or diagnostic services being performed by the hospital centers’ doctors to their patients. We receive a portion of the hospital’s revenue or profits from delivering the diagnostic imaging and / or radiation oncology services to patients, based on the revenue-sharing or profit-sharing formula predetermined in the contracts.

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

As of December 31, 2020 and 2021, we recorded long-term investments of RMB313.0 million and RMB390.6 million (US$61.3 million), respectively.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of Concord Healthcare Singapore Pte. Ltd in 2020, we divided our business into two reporting units, including network business and hospital business as of December 31, 2020 and 2021. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit, and goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit.

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

For the year ended December 31, 2020 and 2021, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. We considered the future discounted cash flows expected to be generated by the hospital business and network business, respectively, to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, we estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, including the impact of COVID-19, as well as regulatory requirements. We did not record any impairment loss for the years ended December 31, 2020 and 2021 as the fair value of the reporting unit is in excess of its carrying value.

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

The operating license relates to the medical business qualification and permission for medical equipment operation. The favorable leases relate to favorable lease terms as lessee based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The technology relates to AI technology.

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

In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. Prior to adopting ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”), all grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Forfeitures were accounted as they occur. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

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

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquire immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

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

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), our chief operating decision maker (“CODM”) has been identified as the chief executive officer, who is also the executive chairman of the board of directors. For the years ended December 31, 2019, 2020 and 2021, our CODM evaluates segment performance based on the measures of revenues, costs of sales and gross profit (loss) by the network and hospital segments. For the years ended December 31, 2019, 2020 and 2021, we had two operating and reporting segments, including our network and hospital segments.

Impact of COVID-19

The COVID-19 pandemic continues to evolve. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change and demand in cancer treatment in private hospitals, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium entities, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the risks, challenges and uncertainties in the oncology healthcare service industry and for our business generally;
●	our current expansion strategy, including our ability to establish cancer hospitals and to expand our network of centers;
●	our ability to maintain strong working relationships with our hospital partners;
●	our expectations regarding patients’ and their referring doctors’ demand for and acceptance of the radiotherapy, diagnostic imaging and other oncology healthcare services;
●	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government;
●	technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging;
●	our ability to comply with all relevant environmental, health and safety laws and regulations;
●	our ability to obtain and maintain permits, licenses and registrations to carry on our business;
●	our future prospects, business development, results of operations and financial condition; and
●	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name*	Age	Position/ Title
Jianyu Yang	51	Chairman, chief executive officer
Zheng Cheng	59	Director
Yue Yu	38	Director
Yaw Kong Yap	58	Chief financial officer, president
Matthew D. Callister	52	Chief medical officer
Boxun Zhang	46	Independent director
Weibo Yin	91	Independent director
Liping Zhang	50	Independent director

*Ms. Xiao Fu ceased to be our chief operating officer since January 2021.

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

Mr. Yue Yu has served as a director of our company since May 2021. Mr. Yu currently serves as the chief executive officer and partner of WisdoMont Asset Management (Shanghai) Co., Ltd. (“WisdoMont”). Since 2014, he has co-founded WisdoMont, responsible for the establishment of investment strategy, fund portfolio and risk management. From 2009 to 2013, Mr. Yu served as regional vice president of HSBC Jinxin Trust. From 2013 to 2014, Mr. Yu served as institutional manager of GF Fund. With 15 years of experience in the financial industry, Mr. Yu has extensive experience in institutional business, financial product design and financing. Mr. Yu received a bachelor's degree in finance and a master's degree of management from Beijing Normal University.

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

Compensation of Directors and Executive Officers

In 2021, the aggregate cash compensation to all of our directors and our executive officers was RMB11.0 million (US$1.7 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2021 for pension, retirement or other similar benefits to our directors and our executive officers, except as disclosed in “—D. Employees” and elsewhere in this annual report on Form 20-F.

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

The following table summarizes, as of December 31, 2021, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

		Exercise
	Ordinary	Price
	Shares	Underlying
	Underlying	Outstanding
	Outstanding	Options	Restricted
Name	Options	(US$/Share)	Shares	Grant Date	Expiration Date
Jianyu Yang	—	—	—	—	—
Zheng Cheng	—	—	—	—	—
Yaw Kong Yap	—	—	21,132	July 1, 2014	June 30, 2022
	—	—	761,850	August 7, 2017	August 6, 2025
	—	—	930,000	October 2,2018	October 1, 2026
Xiao Fu*	—	—	243,000	August 8, 2017	August 7, 2025
	—	—	720,000	October 2,2018	October 1, 2026
Matthew D. Callister	—	—	450,000	October 2,2018	October 1, 2026
Weibo Yin	—	—	—	—	—
Liping Zhang	—	—	45,000	September 13,2017	September 12, 2025
	—	—	90,000	October 2,2018	October 1, 2026
Other individuals as group	—	—	69,564	August 1, 2014	July 31, 2022
	—	—	457,575	August 7, 2017	August 6, 2025
	—	—	2,692,500	August 8, 2017	August 7, 2025
	—	—	3,624,105	October 2,2018	October 1, 2026

*Ms. Xiao Fu ceased to be our chief operating officer since January 2021.

C.Board Practices

Committees of the Board of Directors

Board of Directors

We currently have six directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

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

Terms of Directors and Executive Officers

Our executive officers are elected and appointed by our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office with cause by special resolution or the unanimous written resolution of all shareholders or without cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors or (2) dies or is found by our company to be or becomes of unsound mind. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.

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

D.Employees

Our employees consist of personnel that work in our headquarters, our regional offices and self-owned cancer hospitals, as well as certain personnel that work in our network of centers. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned our hospital in Singapore, and ceased control over the management of such hospital. We had 738, 851 and 972 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, all of our employees were based in China. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2021
	Employees	% of Total
Management	32	3.3
Administration	109	11.2
Financial control	50	5.1
Hospital and Operation	640	65.8
Marketing	20	2.1
Business development	22	2.3
Centers	99	10.2
Total	972	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2019, 2020 and 2021 was RMB22.9 million, RMB28.2 million and RMB51.1 million (US$8.0 million), respectively. Of the total amount of contributions that we made to employee benefit plans in 2019, 2020 and 2021, RMB0.3 million, RMB0.1 million and nil were attributable to Concord International Hospital in Singapore that we acquired in 2015, respectively. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned our hospital in Singapore, and ceased control over the management of such hospital.

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

	Ordinary Shares Beneficially Owned(1)
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership(2)	Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	13,982,928	38,287,948	52,270,876	40.1	73.2
Zheng Cheng(5)	—	7,500,000	7,500,000	5.8	13.8
Yue Yu	—	—	—	—	—
Yaw Kong Yap(6)	2,117,373	—	2,117,373	1.6	0.4
Xiao Fu(7)	*	—	*	*	*
Matthew D. Callister	*	—	*	*	*
Boxun Zhang	—	—	—	—	—
Weibo Yin	*	—	*	*	*
Liping Zhang	*	—	*	*	*
All directors and officers as a group	17,396,541	45,787,948	63,184,489	47.5	87.2
Principal Shareholders:
Morgancreek Investment Holdings Limited(8)	13,982,928	38,287,948	52,270,876	40.1	73.2
Solar Honor Limited(9)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(10)	13,086,350	—	13,086,350	10.0	2.4
Bluestone Holdings Limited(11)	—	7,500,000	7,500,000	5.8	13.8
*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,251,685 ordinary shares outstanding as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual reports.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(4)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.
(5)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder.
(6)	Represents (1) 541,800 Class A ordinary shares held by Mr. Yap and (2) 1,575,573 Class A ordinary shares issuable upon vesting of restricted shares, held by Mr. Yap that are exercisable currently or within 60 days of the date of this annual report.
(7)	Ms.Xiao Fu ceased to be our chief operating officer since January 2021.
(8)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(9)	Represents 14,163,325 Class A ordinary shares, and 405,326 ADSs, each representing three Class A ordinary shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(10)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(11)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

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

See “—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for a summary of our share incentive plan and the options granted thereunder.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Borrowings with Related Parties

Since December 2018, we entered several loan agreements with Zhejiang Marine, and the ending balance due to such entity as of December 31, 2021 was RMB110.5 million (US$17.3 million). On June 2020, CMS Holdings. entered into a shares purchase agreement with Merge Limited to purchase 20% equity interest in Zhejiang Marine. Zhejiang Marine became our associate company since then. The loan is intended to be used for purchase medical equipment for Guangzhou Hospital. According to the contract, the terms of the agreement do not stipulate any interest and the payment schedule, and the repayment should be settled within five years since the validation date of the contract as appropriate. In 2021, we repaid RMB90.0 million (US$14.1 million) and incurred an interest expense of RMB13.0 million (US$2.0 million).

In January 2019, we entered a loan agreement with Shanghai Imaging Center, an equity investee of our company, for a loan of RMB28.0 million. The loan was intended to be used for its daily operation and did not bear any interest. In November 2019, Shanghai Imaging Center became our subsidiary and was consolidated into our company. The outstanding balance of RMB2.0 million has been offset.

In July 2021, we entered a loan agreement with Guangdong Proton International Hospital Management Co., Ltd, a wholly owned subsidiary of an equity investee of our group, to provide loan for such entity of RMB142.9 million (US$22.4 million). The ending balance as of December 31, 2021 was RMB145.7 million (US$22.9 million).

In November 2021, we entered a loan agreement with Cherrylane Investments Limited, an entity controlled by Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, to obtain a loan of RMB12.1 million (US$1.9 million). The ending balance as of December 31, 2021 was RMB21.3 million (US$3.3 million).

In February 2022, our subsidiary Shanghai Medstar entered into a failed sales-leaseback agreement with Zhejiang Marine, a related party of our group, with the amount of RMB110.0 million (US$17.3 million) and the term of five years. Shanghai Medstar acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. We have received RMB65.0 million (US$10.1 million) as of the date of this annual report.

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

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

See “—C. Markets.” for our host market and trading symbol. We have a dual-class ordinary share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—Holders of our Class B ordinary shares will control the outcome of shareholder actions in our company.”

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

B.Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act of the Cayman Islands, as amended, which is referred to as the Companies Act below, and the common law of the Cayman Islands. On January 27, 2015, our shareholders by special resolution adopted our fourth amended and restated memorandum and articles of association, which replaced the third memorandum and articles of association in its entirety and is filed as Exhibit 1.1 with this annual report on Form 20-F.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Objects

The objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act.

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

Dividends; Rights to Share Profit The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act.

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

No dividend may be declared and paid unless our board of directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

●	profits, realized or unrealized, or any reserve set aside from profits;
●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares; or
●	any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

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

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act, we are under the terms of our fourth amended and restated memorandum and articles of association to:

●	issue ordinary shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders, on such terms and in such manner as we may, before the issue of such ordinary shares, determine;
●	purchase our own ordinary shares (including any redeemable shares) on such terms and in such manner as we may determine and agree with our shareholders; and
●	make a payment in respect of the redemption or purchase of our own ordinary shares in any manner authorized by the Companies Act, including out of our capital, profits or the proceeds of a fresh issue of ordinary shares.

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

Variation of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Limitations on the Rights to Own Shares

There are no limitations under the Companies Act or under our fourth amended and restated memorandum and articles of association that limit the right of non-resident or foreign owners to hold or vote our ordinary shares.

Inspection of Books and Records

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) is made available by the Registrar of Companies for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members.

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Ownership Threshold

There are no provisions under the Companies Act or under our fourth amended and restated memorandum and articles of association that govern the ownership threshold above which shareholder ownership must be disclosed.

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

Subject to the Companies Act and our fourth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

Actions Requiring the Approval of a Super Subtitle Bold Italic .25 majority of Our Board of Directors

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

Conversion of the Shares

All of the issued and outstanding Class B ordinary shares shall automatically convert into Class A ordinary shares, at a ratio of one Class A ordinary share for each Class B ordinary share, in the event that the total number of issued and outstanding Class B ordinary shares is less than 5% of the total number of ordinary shares issued and outstanding. Any Class B ordinary share that is sold, transferred, assigned or disposed of by a registered holder or beneficial owner of such Class B ordinary share to any person who is not (1) the registered holder or beneficial owner of Class B ordinary shares or (2) an affiliate of the registered holder or beneficial owner such Class B ordinary share being transferred, assigned or disposed of, such Class B ordinary share shall automatically convert into one Class A ordinary share upon the completion of such transfer, assignment or disposition.

Class A ordinary shares are not convertible under any circumstances.

Difference Between Class A and Class B Ordinary Shares

The difference between the Class A ordinary shares and Class B ordinary shares are the special voting attached to the Class B ordinary shares and the conversion rights as disclosed above.

Differences in Corporate Law

The Companies Act is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Under the Companies Act and our fourth amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of not less than two-thirds of our shares voting at a meeting

Variation of Rights of Shares

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

Under the EIT Law and implementation regulations issued by the PRC State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “nonresident enterprises” under the EIT Law. Under the EIT law, Notice 112, which was issued on January 29, 2008 and the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as PRC tax resident enterprise. Accordingly dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you (and the descriptions herein may not be applicable to you) if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax exempt organization;
●	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	persons that hold their ADSs or ordinary shares through a permanent establishment or fixed base outside the United States;
●	a person subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or ADSs
●	being taken into account in an “applicable financial statement” (as defined in the Code);

●	a person who owns, actually or constructively, own more than 10% or more of our stock by vote or value;
●	a partnership or other pass-through entity for United States federal income tax purposes; or
●	a person whose “functional currency” is not the United States dollar.

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

Taxation of Dividends

Subject to the discussion under “-Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including withholding taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares, unless (1) you make a “mark-to-market” election as discussed below or (2) we have ceased to be a PFIC and you have previously made the deemed sale election described above. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “-Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the income tax treaty between the United States and the PRC or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

Certain United States Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if you are required to submit such information to the Internal Revenue Service and fails to do so.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2021, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.6 million (US$0.3 million) in our total cash position.

Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. Generally, our company and other subsidiaries incorporated outside of the PRC use their local currencies as the functional currencies. Our company and subsidiaries whose functional currency is not RMB use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity (deficit). Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2021, all of our bank borrowing were denominated in Renminbi. In 2021, our Renminbi short-term and long-term bank borrowings had a weighted average interest rate of 5.86% per annum and 6.31% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2021, a 10% change in the interest rates would result in an increase or decrease of RMB15.6 million (US$2.4 million) of our total amount of interest expense in 2021. Based on our outstanding interest earning instruments during the year ended December 31, 2021, a 10% change in the interest rates would result in an increase or decrease of approximately RMB0.3 million (US$47,077) in our total amount of interest income in 2021.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.9% in 2019, 2.5% in 2020 and 0.9% in 2021. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (1) the number of ADSs that will be issued and outstanding, (2) the level of fees to be charged to holders of ADSs and (3) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

We received payments from the depositary or any reimbursement relating to the ADS facility in the amount of US$0.4 million in 2019, US$0.2 million in 2020 and US$0.2 million in 2021, which included a withholding tax at the tax rate of 30%.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

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

The following material weakness in internal control over financial reporting has been identified as of December 31, 2021. The material weakness as of December 31, 2021 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Because of the material weakness described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

We have started implementing a number of measures to address this material weakness identified, including, (1) kept providing training seminars to financial reporting team on complicated accounting matters, and (2) engaged an experienced third party consultant firm for accounting services as additional resources assisting us to address complicated transactions. Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Shandong Haoxin Certified Accountants Co., Ltd. for the periods indicated below.

	For the Year Ended
	December 31,
	2020	2021
	RMB	RMB	US$
		(in thousands)
Audit Fees(1)	9,600	2,200	345
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

During the fiscal years ended December 31, 2018 and 2019 and the subsequent period through August 13, 2021, there have been no (1) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between us and EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EYHM would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (2) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except as previously disclosed, there were three outstanding matters that requires further assessments with respect to (i) the Company’s ability to continue as a going concern, (ii) recoverability of a fund investment in distressed assets, and (iii) payments to a service provider partially owned by certain employees of the Company. The Company is late in completing its annual report on Form 20-F for the year ended December 31, 2020 with the Securities and Exchange Commission due to the above three outstanding matters. At the time of EYHM’s dismissal, we have not been able to resolve the above-mentioned matters to their satisfaction, and as a result, EYHM has not completed their audit of our consolidated financial statements as of and for the year ended December 31, 2020.

We provided a copy of this disclosure in Item 16.F to EYHM and requested that EYHM furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EYHM addressed to the SEC, dated October 15, 2021, is filed as Exhibit 15.2.

During each of the fiscal years ended December 31, 2018 and 2019 and the subsequent period prior to our engagement of Haoxin, neither we nor anyone on our behalf consulted Haoxin with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Haoxin concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, under Section 303A of the New York Stock Exchange Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

●	our board of directors does not consist a majority of independent directors;
●	we do not establish a corporate governance and nominating committee; and

●	our compensation committee does not consist entirely of independent directors.

To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are exempt from certain corporate governance requirements of the New York Stock Exchange.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

●	Consolidated Balance Sheets as of December 31, 2020 and 2021;
●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2020 and 2021;
●	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021;
●	Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2019, 2020 and 2021; and
●	Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on January 30, 2015)

2.1

Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2

Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3

Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.4 from our annual report on Form 20-F (File No. 001-34563) filed with the Securities and Exchange Commission on April 30, 2020)

4.1

2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2

Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.4

Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5

Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

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

15.2

Letter dated as of October 15, 2021 from Ernst & Young Hua Ming LLP (incorporated by reference to Exhibit 15.2 from our annual report on Form 20-F (File No. 001-34563) filed with the Securities and Exchange Commission on October 15, 2021)

15.3

Letter dated as of October 15, 2021 from Shandong Haoxin Certified Public Accountants Co.,Ltd. (incorporated by reference to Exhibit 15.3 from our annual report on Form 20-F (File No. 001-34563) filed with the Securities and Exchange Commission on October 15, 2021)

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

*  Filed with this annual report

**Furnished with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Chief Executive Officer

Date: April 29, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company has the following changes of its accounting methods and disclosures: (1) Simplified treatment of income tax for the year ended December 31, 2021; (2) Selected accounting treatments for investment-equity securities, investment-equity methods and joint ventures, and derivatives and hedging as of December 31, 2021.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has capital commitments, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Description of the Matter

At December 31, 2021, the Company’s goodwill was RMB581.9 million, RMB213.7 million of which was related to the hospital business reporting unit and RMB368.2 million of which was related to the network business reporting unit. As discussed in Note 2 and 11 to the consolidated financial statements, the Company is required to perform impairment testing at least annually or more frequently when triggered by events or changes in circumstances that indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As a result of the impairment assessment, management determined no impairment was recognized for Company during the year ended December 31, 2021.

Auditing management’s goodwill impairment assessment for the hospital business reporting unit and network business reporting unit was complex due to the significant estimates and judgments involved in determining the fair value of the reporting unit. In particular, the determination of the fair value of each reporting unit was sensitive to significant assumptions, including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate, which may be significantly affected by unexpected changes in future economic and market conditions, including the impact of COVID-19, as well as regulatory requirements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the goodwill impairment assessment process, including testing controls over management’s review of the significant assumptions used in the goodwill impairment assessment.

To test the estimated fair value of the Company’s hospital business reporting unit and network business reporting unit, our audit procedures included, among others, assessing methodologies and testing the significant assumptions and completeness and accuracy of the underlying data used by the Company in its analysis. For example, we evaluated management’s key assumptions used in the calculations, which included, among others, the revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate, by comparing them to external industry outlook reports and analyzing the historical accuracy of management’s estimates. We also performed a sensitivity analysis by assessing the changes to the fair value of the Company’s hospital business reporting unit and network business reporting unit resulting from changes in the revenue growth rate and discount rate.

●	Impairment of long-lived assets

Description of the Matter

At December 31, 2021, the Company’s long-lived assets to be held and used in the Company’s business, comprising of property, plant and equipment, land use right, intangible assets and deposits for non-current assets were RMB4,444.6 million. As discussed in Notes 9, 10, 12 and 13 to the consolidated financial statements, the Company is required to evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. The Company groups long-lived assets at the lowest level of identifiable cash flows, which is at each individual hospital, cooperate center or network business reporting unit level. Due to the continuous losses of the Company’s business, management evaluated its long-lived assets for recoverability by comparing the sum of the estimated undiscounted future cash flows attributable to the asset groups to their carrying amounts. As a result of the impairment assessment, the Company recorded no impairment loss for the year ended December 31, 2021.

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

April 29, 2022

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		334,264	157,386	24,697
Restricted cash, current portion	5	4,661	1,387	218
Accounts receivable (net of allowance of RMB6,473 and RMB4,932 (US$774) as of December 31, 2020 and 2021, respectively)	6	77,375	127,899	20,070
Prepayments and other current assets (net of reserve of RMB12,528 and RMB14,853 (US$2,331) and including amounts due from related parties amounting to RMB1,845 and RMB145,692 (US$22,862) as of December 31, 2020 and 2021, respectively)	7	213,043	257,019	40,332
Inventories	8	21,610	38,085	5,976
Net investment in direct financing leases, current portion	10	25,045	2,699	424
Total current assets		675,998	584,475	91,717

Non-current assets:
Restricted cash, non-current portion	5	107,470	138	22
Property, plant and equipment, net	9	2,559,191	3,145,025	493,523
Right-of-use assets, net	10	639,967	619,536	97,219
Net investment in direct financing leases, non-current portion	10	13,720	4,796	753
Goodwill	11	213,656	581,877	91,309
Intangible assets, net	12	522,821	657,837	103,229
Deposits for non-current assets (net of reserve of RMB8,500 and nil as of December 31, 2020 and 2021)	13	247,837	224,866	35,286
Long-term investments	14	313,020	390,625	61,297
Other non-current assets	15	7,138	20,776	3,260
Prepayment for long term investment		33,720	—	—
Total non-current assets		4,658,540	5,645,476	885,898

Total assets		5,334,538	6,229,951	977,615

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		18,632	102,508	16,086
Accrued expenses and other liabilities	16	330,090	382,177	59,972
Income tax payable		858	—	—
Operating lease liabilities, current	10	13,661	20,484	3,214
Short-term bank and other borrowings (including loan from related party of RMB 3,191 and RMB 12,108 (US$1,900) as of December 31, 2020 and 2021, respectively)	18	24,481	136,510	21,421
Long-term bank and other borrowings, current portion (including loan from related party of RMB 82,606 and RMB 35,993 (US$5,648) as of December 31, 2020 and 2021, respectively)	18	124,395	162,842	25,553
Total current liabilities		512,117	804,521	126,246

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB 102,757 and RMB 83,778 (US$13,147) as of December 31, 2020 and 2021, respectively)	18	1,968,048	2,178,596	341,870
Deferred tax liabilities	20	153,339	184,424	28,940
Derivative liability	21	—	5,863	920
Operating lease liabilities, non-current	10	223,478	214,225	33,617
Other long-term liabilities	22	76,726	98,601	15,473
Total non-current liabilities		2,421,591	2,681,709	420,820
Total liabilities		2,933,708	3,486,230	547,066

Commitments and contingencies	27	—	—	—
Contingently redeemable noncontrolling interest	1	2,913,675	3,680,782	577,595

Equity (deficit):
Class A ordinary shares (par value of US$0.0001 per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2020 and 2021; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2020 and 2021, respectively)	17	68	68	10
Class B ordinary shares (par value of US$0.0001 per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2020 and 2021; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2020 and 2021, respectively)	17	37	37	6
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2020 and 2021, respectively)		(8)	(7)	(1)
Additional paid-in capital		1,840,026	1,936,552	303,887
Accumulated other comprehensive income (loss)		(46,429)	(29,496)	(4,629)
Accumulated deficit		(2,456,649)	(3,277,270)	(514,275)

Total Concord Medical Services Holdings Limited shareholders’ deficit		(662,955)	(1,370,116)	(215,002)
Noncontrolling interests		150,110	433,055	67,956

Total deficit		(512,845)	(937,061)	(147,046)

Total liabilities, mezzanine equity and deficit		5,334,538	6,229,951	977,615

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenues, net of value-added tax	24	198,363	223,011	485,633	76,206
Equipment leasing revenues		58,559	52,906	42,484	6,667
Services and other revenues (including revenue from related parties amounting to RMB5,081, nil and nil for the years ended 2019, 2020 and 2021)		117,027	140,050	383,828	60,230
Medicine income		22,777	30,055	59,321	9,309
Cost of revenues		(214,193)	(209,928)	(542,530)	(85,135)
Cost of equipment leasing		(77,730)	(36,911)	(40,539)	(6,361)
Cost of services and other		(119,096)	(143,443)	(441,510)	(69,283)
Cost of medicine sold		(17,367)	(29,574)	(60,481)	(9,491)
Gross profit (loss)		(15,830)	13,083	(56,897)	(8,929)
Operating expenses:
Selling expenses		(30,241)	(25,761)	(53,675)	(8,423)
General and administrative expenses		(315,134)	(294,823)	(347,746)	(54,569)
Impairment of long-lived assets		(76,089)	(8,500)	—	—

Operating loss		(437,294)	(316,001)	(458,318)	(71,921)
Interest expense (including interest expense to related party amounting to RMB151, RMB41,918 and RMB13,532 (US$2,124) for the years ended December 31, 2019, 2020 and 2021, respectively)		(28,700)	(81,359)	(73,789)	(11,579)
Foreign exchange gain (loss) , net		34,990	(58,686)	(19,925)	(3,127)
Gain (loss) on disposal of long-lived assets		(1,299)	677	—	—
Interest income (including interest income from related party amounting to RMB206, RMB127 and RMB3,447(US$541) for the years ended December 31, 2019, 2020 and 2021, respectively)		9,165	8,440	5,894	925
Change in fair value of derivative liability	21			(39)	(6)
Income (loss) from equity method investments		(5,078)	6,021	18,163	2,850
Loss on disposal of subsidiaries	4	—	(14,894)	—	—
Other (expenses) income, net		37,138	6,312	(1,223)	(192)
Gain on disposal of an equity method investment	14	—	7,837	—	—

Loss before income tax		(391,078)	(441,653)	(529,237)	(83,050)
Income tax (expenses) benefit	20	38,986	37,624	6,565	1,030

Net loss		(352,092)	(404,029)	(522,672)	(82,020)

Net loss attributable to noncontrolling interests		(45,043)	(94,040)	(251,245)	(39,426)
Net loss attributable to Concord Medical Services Holdings Limited		(307,049)	(309,989)	(271,427)	(42,594)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	29	(4.24)	(5.11)	(6.26)	(0.98)
Weighted average number of class A and class B ordinary shares outstanding:
Basic and diluted	29	130,238,498	131,053,858	131,053,858	131,053,858

Other comprehensive income (loss), net of tax of nil
Foreign currency translation, net tax of nil		(8,664)	50,856	14,821	2,326

Total other comprehensive income (loss), net of tax		(8,664)	50,856	14,821	2,326

Comprehensive loss		(360,756)	(353,173)	(507,851)	(79,694)

Comprehensive loss attributable to noncontrolling interests		(43,930)	(94,040)	(251,245)	(39,426)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(316,826)	(259,133)	(256,606)	(40,268)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(352,092)	(404,029)	(522,672)	(82,020)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation (note 23)	20,593	20,621	14,680	2,304
Depreciation of property, plant and equipment (note 9)	44,358	55,030	64,288	10,088
Amortization of intangible assets (note 12)	11,995	15,756	30,171	4,734
Amortization of land lease payments (note 10)	9,462	9,513	9,621	1,510
Lease expense to reduce operating lease ROU	16,698	23,030	21,720	3,408
(Income) loss from equity method investments	5,078	(6,021)	(18,163)	(2,850)
Change in fair value of derivative liability (note 21)	—	—	39	6
(Gain) loss on disposal of long-lived assets	1,299	(677)	—	—
Deferred tax expense (benefit)	(22,458)	(13,347)	11,257	1,766
Allowance for doubtful accounts, net	24,544	6,058	2,555	401
Impairment of long-lived assets	76,089	8,500	—	—
Impairment of Inventories	890	—	—	—
Interest and consultation expenses	53,229	81,359	73,789	11,579
Loss on disposal of subsidiary (note 4)	—	14,894	—	—
Gain from disposal of an equity method investment (note 14)	—	(7,837)	—	—
Gain from revaluation of previously held equity interests	(31,898)	—	—	—
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	3,574	(6,167)	(64,450)	(10,114)
Prepayments and other current assets	11,047	(82,497)	(30,908)	(4,850)
Inventories	(1,827)	(14,446)	(4,352)	(683)
Other non-current assets	1,860	392	(175)	(27)
Accounts payable	2,840	11,119	262,842	41,246
Accrued expenses and other liabilities	(60,947)	15,171	(2,515)	(395)
Deferred revenue	953	84,543	(193,464)	(30,359)
Income tax payable	(3,010)	105	(858)	(135)
Accrued unrecognized tax benefit	(16,204)	(28,012)	621	97
Operating lease liabilities	(12,649)	(12,824)	(13,339)	(2,093)

Net cash used in operating activities	(195,347)	(229,766)	(359,313)	(56,387)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption of short-term investments	50,000	—	—	—
Purchase of land use right	—	(7,170)	—	—
Investment in equity method investees	—	(163,844)	(61,159)	(9,597)
Prepayments for long-term investments	—	(28,490)	—	—
Investment in equity investments without readily determinable fair value	—	—	(6,439)	(1,010)
Settlement of investment in CMCC	(105,119)	—	—	—
Acquisitions of business, net of cash acquired	(420,559)	(8,336)	1,569	246
Acquisitions of property, plant and equipment	(232,691)	(168,023)	(278,977)	(43,778)
Acquisitions of intangible assets	(576)	(1,028)	(19,712)	(3,093)
Deposits for the purchases of property, plant and equipment	(468,234)	(336,681)	(481,604)	(75,574)
Refund from deposits for the purchases of property, plant and equipment	15,000	—	—	—
Proceeds from disposal of equity method investment (note 14)	6,779	33,020	—	—
Proceeds from disposal of property, plant and equipment	69,335	271	212,975	33,420
Proceeds from principal portion of direct financing leases	14,558	24,842	31,525	4,947
Proceeds from disposal of a subsidiary	—	201,554	—	—
Cash distribution from equity method investments	—	—	15,863	2,489
Purchase of available-for-sale debt securities	—	(80,000)	—	—
Redemption of available-for-sale debt securities	—	—	19,978	3,135

Net cash used in investing activities	(1,071,507)	(533,885)	(565,981)	(88,815)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	285,500	740,434	126,112	19,790
Proceeds from long-term bank and other borrowings	934,406	857,110	386,635	60,671
Proceeds from convertible note (note 22)	—	—	20,000	3,138
Borrowings from related parties (note 25)	—	26,560	24,432	3,834
Repayment to related parties (note 25)	—	—	(80,886)	(12,693)
Repayment of short-term bank and other borrowings	(442,817)	(1,029,176)	(24,706)	(3,877)
Repayment of long-term bank and other borrowings	(253,828)	(241,825)	(206,057)	(32,335)
Purchase of subsidiary shares from noncontrolling interests	(9,993)	(25,653)	(4,581)	(719)
Capital injection from a noncontrolling interests in a subsidiary	—	110,852	1,500	235
Proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary	—	700,000	400,000	62,769

Net cash generated from financing activities	513,268	1,138,302	642,449	100,813

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	1,161	(2,563)	(4,639)	(723)
Net increase (decrease) in cash	(752,425)	372,088	(287,484)	(45,112)
Cash and cash equivalents and restricted cash at beginning of the year	826,732	74,307	446,395	70,049
Cash and cash equivalents and restricted cash at end of the year	74,307	446,395	158,911	24,937
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	74,307	334,264	157,386	24,697
Restricted cash, current portion	—	4,661	1,387	218
Restricted cash, noncurrent portion	—	107,470	138	22
Total cash and cash equivalents and restricted cash	74,307	446,395	158,911	24,937

Supplemental schedule of major cash flows information:
Income tax paid	(17,267)	(3,259)	—	—
Interest paid	(64,250)	(73,848)	(134,180)	(21,056)
Supplemental schedule of major non-cash activities:
Acquisition of investment through effective settlement in other receivables, advance to suppliers and other payables (note 4)	685,669	602	—	—
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	388,960	704,312	460,078	72,196
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in accrued expense and other liabilities	29,632	50,736	99,406	15,599

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
					Accumulated				Contingently
	Number of			Additional	other			Total	redeemable
	ordinary	Ordinary	Treasury	paid-in	comprehensive	Accumulated	Noncontrolling	equity	noncontrolling
	shares	shares	stock	capital	income (loss)	deficit	interests	(deficit)	interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	130,178,377	105	(8)	1,758,937	(88,621)	(1,232,991)	116,093	553,515	1,720,366
Net loss	—	—	—	—	—	(307,049)	(45,043)	(352,092)	—
Other comprehensive income	—	—	—	—	(8,664)	—	1,113	(7,551)	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(245,477)	56,237	(189,240)	189,240
Share-based compensation	—	—	—	20,593	—	—	—	20,593	—
Contribution from noncontrolling interests	—	—	—	7	—	—	4,585	4,592	—
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	—	(19,596)	—	—	(30,589)	(50,185)	—
Restricted shares vested	63,618	—	—	—	—	—	—	—	—

Balance as of December 31, 2019	130,241,995	105	(8)	1,759,941	(97,285)	(1,785,517)	102,396	(20,368)	1,909,606

Balance as of January 1, 2020	130,241,995	105	(8)	1,759,941	(97,285)	(1,785,517)	102,396	(20,368)	1,909,606
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	(1,223)	—	(1,223)	—
Net loss	—	—	—	—	—	(309,989)	(94,040)	(404,029)	—
Other comprehensive income	—	—	—	—	50,856	—	—	50,856	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(359,920)	87,266	(272,654)	272,654
Share-based compensation	—	—	—	20,621	—	—	—	20,621	—
Contribution from noncontrolling interests	—	—	—	59,464	—	—	51,410	110,874	—
Contribution from contingently redeemable noncontrolling interests	—	—	—	—	—	—	—	—	731,415
Acquisition of additional shares of non-wholly owned subsidiary	—	—	—	—	—	—	3,078	3,078	—
Restricted shares vested	9,690	—	—	—	—	—	—	—	—

Balance as of December 31, 2020	130,251,685	105	(8)	1,840,026	(46,429)	(2,456,649)	150,110	(512,845)	2,913,675

Balance as of January 1, 2021	130,251,685	105	(8)	1,840,026	(46,429)	(2,456,649)	150,110	(512,845)	2,913,675
Net loss	—	—	—	—	—	(271,427)	(251,245)	(522,672)	—
Other comprehensive income	—	—	1	—	16,933	—	—	16,934	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(549,194)	182,087	(367,107)	367,107
Share-based compensation	—	—	—	14,680	—	—	—	14,680	—
Contribution from noncontrolling interests	—	—	—	—	—	—	1,500	1,500	—
Contribution from contingently redeemable noncontrolling interests	—	—	—	—	—	—	—	—	400,000
Acquisition of additional shares of non-wholly owned subsidiary	—	—	—	81,846	—	—	355,184	437,030	—
Redemption of 15% equity of GMI held by GE to reduce minority shareholders' equity	—	—	—	—	—	—	(4,581)	(4,581)	—

Balance as of December 31, 2021	130,251,685	105	(7)	1,936,552	(29,496)	(3,277,270)	433,055	(937,061)	3,680,782

Balance as of December 31, 2021 (US$)	130,251,685	16	(1)	303,887	(4,629)	(514,275)	67,956	(147,046)	577,595

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.     ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, consolidated variable interest entity (the “VIE”) and subsidiaries of the VIE (the VIE was dismissed in 2019), which are collectively referred to as the “Group”. The Company was incorporated under the laws of the Cayman Islands on November 27, 2007.

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, provision of management services to hospitals, medicine sales and provision of premium cancer and proton treatment services.

(a)Details of the Company’s principal subsidiaries as of December 31, 2021 are as follows:

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”) **	February 21, 2008	PRC	46.56%	Leasing of medical equipment and provision of management services
Shanghai Medstar Financial Leasing Company Limited (“Shanghai Medstar”)	March 21, 2003	PRC	100%	Leasing of medical equipment and provision of management services
Meizhong Jiahe Medical Technology Development Group Co., Ltd. (“MHM”) *	July 23, 2008	PRC	46.56%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”) **	July 26, 2007	PRC	46.56%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	100%	Leasing of medical equipment and provision of management services
Guangzhou Concord Cancer Center Co., Ltd (“Guangzhou Concord Cancer Hospital”) **	June 29, 2011	PRC	37.25%	Medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	100%	Investment holding
Shanghai Concord Cancer Center Co., Ltd (“SHC”) **	March 17, 2014	PRC	46.83%	Medical treatment and service business
Datong Meizhong Jiahe Cancer Center (“DTMZ”) **	October 23, 2014	PRC	46.56%	Medical treatment and service business
Wuxi Concord Medical Development Ltd. (“Wuxi Concord”)	December 29, 2015	PRC	100%	Provision of management services

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Beijing Concord Medical Technology Ltd.(“BJCMT”)	January 4, 2016	PRC	100%	Provision of management services
Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”)	October 8, 2018	PRC	100%	Investment holding
Beijing Century Friendship Science & Technology Development Co., Ltd (“Beijing Century Friendship”)	October 8, 2018	PRC	100%	Provision of management services and investment holding
Beijing Proton Medical Center Co., Ltd (“BPMC”)	October 8, 2018	PRC	80%	Medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”)**	October 8, 2018	PRC	43.81%	Medical treatment and service business
Tianjin Jiatai Entity Management Limited Partnership (“Tianjin Jiatai”) (note 4)	November 18,2019	PRC	100%	Investment holding
Shanghai Rongchi Medical Management Limited (“SH Rongchi”) (note 4)	November 18,2019	PRC	100%	Investment holding and provision of management services
Oriental Light Group Limited (“Oriental”) (note 4)	November 18,2019	BVI	100%	Investment holding
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. (“SH MZJH”) (note 4) **	November 18,2019	PRC	16.57%	Medical treatment and service business
Wuxi Meizhong Jiahe Cancer Center Co., Ltd. (“Wuxi MZJH”) (note 4)	November 18,2019	PRC	98.57%	Medical treatment and service business
Yinchuan Meizhong Jiahe Internet Hospital Ltd. (“YCIH”) **	October 18, 2020	PRC	46.56%	Medical treatment and service business
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Concord Medical Services (International) Pte. Ltd. (“China Medstar”) (formerly known as China Medstar Pte. Limited)	August 8, 2003	Singapore	100%	Investment holding
Guangzhou Concord Hospital Management Co., Ltd. (“GCHM”) (formerly known as Guangzhou New Spring Hospital Management Ltd.) (note 4) **	April 21, 2020	China	32.59%	Investment holding
Guangzhou Concord Medical Cancer Ltd. (“GCMC”) (formerly known as Guangzhou New Spring Medical Cancer Ltd) (note 4) **	April 21, 2020	China	32.59%	Medical treatment and service business
Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”) (note 4) **	January 4, 2021	China	12.26%	Leasing of medical equipment and technical service
Guangzhou Concord Medical Technology Innovation Center Co., Ltd (“GCMTIC”) **	April 22, 2021	China	46.56%	Technical service

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

In April 2021, the Group entered into an investment agreement with five legal entities and one natural individual (“2021 Investors”). Pursuant to which, these investors subscribed new issued 18,805,826 shares of the Group’s subsidiary MHM with total consideration of RMB400,000.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Pursuant to these agreements, CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors can request the Group to redeem their interests in MHM upon the occurrence of certain events (i.e. failure to complete a qualified IPO by June 30, 2024). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of MHM, the noncontrolling interests of CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests.

After the completion of all transactions mentioned above, the Group’s equity shares in MHM had been diluted from 85.34% to 49.44% as of December 31, 2020 and 46.56% as of December 31, 2021 respectively. On December 1, 2020, the Group obtained declaration from one of the noncontrolling shareholder of MHM, pursuant to which the noncontrolling shareholder delegates its 2.36% voting rights in the general meeting of shareholders of MHM to the Group irrevocably during the period it owns the share interest in MHM, which was diluted to 2.22% after the transaction mentioned above in April 2021. In April 2021, the Group further obtained declaration from another one of the noncontrolling shareholder of MHM, pursuant to which the noncontrolling shareholder delegates its 2.06% voting rights in the general meeting of shareholders of MHM to the Group irrevocably during the period it owns the share interest in MHM. The Group remained control of MHM since it is entitled to 51.80% and 50.84% of the voting right of MHM and it is entitled to delegate 5 and 5 out of 9 directors in the board of MHM respectively as of December 31, 2020 and 2021.

** Aohua Technology, Yundu, Guangzhou Concord Cancer Hospital, SHC, DTMZ, Beijing Century Friendship, CMCC, SH MZJH, YCIH, GCHM, GCMTIC, GCMC and Healthingkon are subsidiaries of MHM.

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

In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable noncontrolling interest in SP to Tianjin Jiatai. In December 2017, CMS Holdings redeemed the mandatory redeemable noncontrolling interest from ZR Guofu of RMB97,106 to withdraw the CCM Hospital Businesses. On November 29, 2018, the PTC business had been disposed by Proton (BVI). On November 19, 2020, CHS had been disposed by China Medstar (note 4).

Repurchase of onshore fund

In June 2018, MHM entered into agreements with Guofu Huimei to purchase its 78.31% equity interests in Beijing Century Friendship which holds 55% equity interest of BPMC and 54.8% equity interest in CMCC at a consideration of RMB388,500 and RMB182,100 respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu will withdraw its original investments in Guofu Huimei, amounting to RMB746,000. Therefore, MHM hold 100% equity interest of Beijing Century Friendship, 80% equity interest of BPMC and 90% equity interests of CMCC upon execution and closing of the agreement and the Group became the sole shareholder of Guofu Huimei. After the withdrawal, ZR Guofu is no longer part of the onshore fund Guofu Huimei and the domestic hospital businesses.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Repurchase of offshore fund

During 2019, Tianjin Jiatai made total capital injections of RMB34,540 (US$5,105) to SH MZJH, leading to an increase in Tianjin Jiatai’s holding interest from 56.77% to 78.34%.On July 22, 2019, Wuxi Concord entered into an agreement with Tianjin Jiatai, to purchase all its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. After the acquisition, Wuxi MZJH became a wholly owned subsidiary of the Group. On August 23, 2019, Wuxi Concord further injected capital of RMB82,100 to Wuxi MZJH. On November 13, 2019, Guofu Huimei entered into agreements with ZR Guofu, pursuant to which ZR Guofu would withdraw its investment of 77.18% equity interests in Tianjin Jiatai at a consideration of RMB421,730. As a result of ZR Guofu’s withdrawal, the Group became the sole shareholder of Tianjin Jiatai and its subsidiaries, SH MZJH, Heze MZJH, SH Rongchi and Oriental, including Wuxi MZJH (collectively, the “Tianjin Jiatai Group”). The transaction is accounted for as a business acquisition of Tianjin Jiatai Group by the Group (note 4).

Immediately prior to the acquisition of Tianjin Jiatai Group on November 18, 2019, the mandatory redeemable to noncontrolling interest in SP held by Tianjin Jiatai was amounted to RMB434,216. The mandatorily redeemable noncontrolling interest, being a preexisting relationship between the parties, was settled as a result of the business combination. Upon the completion of the acquisition and the settlement of mandatorily redeemable noncontrolling interest, SP is no longer a VIE. On September 25, 2020, SP terminated all its business and completed its cancellation of business registration.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Going Concern

The Company experienced net loss from continuing operations of RMB352,092, RMB404,029, RMB522,672 (US$82,020) for the years ended December 31, 2019, 2020 and 2021, respectively, and negative cash flows from operating activities of approximately RMB229,766 and RMB359,313 (US$56,387) for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, the Company had cash position of RMB157,386 (US$24,697), negative working capital of RMB220,046 (US$34,529), an accumulated deficit of RMB3,277,270 (US$514,275).

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. In 2022, the Group entered into a failed sales-leaseback agreement which was actually a financing with the amount of RMB 110,000 (US$17,261) by the date of this report to improve its liquidity. Meanwhile, the Group will focus on the following activities: (1) the Group plans to seek additional equity financing from new investors into its hospital business operation; (2) the Group plans to improve the profitability of network business and hospital business through upgrading cloud system solutions, developing internet hospital business, accelerating the transformation of scientific research and training achievements into clinical application and so on; (3) the Group is currently focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources. Therefore, management believed that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, management concludes that the Company has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the accompanying financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, impairment of long-lived assets and goodwill, expected credit losses for accounts receivable and other receivables included in prepayments and other current assets, purchase price allocation, fair value measurement of retained noncontrolling interest after losing control of subsidiary, measurement of available for sale debt securities, unrecognized tax benefits, realization of deferred tax assets, share-based compensation expenses, incremental borrowing rate of right-of-use assets and related lease obligation, and fair value measurement of derivative liability. Actual results could materially differ from those estimates.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.3726 to US$1.00 on December 30, 2021 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. When the noncontrolling interest is mandatory redeemable on a fixed or determinable date, the noncontrolling interest is classified as liabilities.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of the CHS in 2020, the Group divided its business into two reporting units, including network business and hospital business as of December 31, 2020 and 2021. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit. And the goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit.

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

For the year ended December 31, 2020 and 2021, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The Company considered the future discounted cash flows expected to be generated by the hospital business and network business respectively to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, the Company estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, including the impact of COVID-19, as well as regulatory requirements. The Company did not record any impairment loss for the years ended December 31, 2020 and 2021 as the fair value of the reporting unit is in excess of its carrying value.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Accounts receivable and credit losses for doubtful accounts

Accounts receivable are recognized and carried at the original carrying amount less allowance for credit losses. On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB1,223, representing the allowance for credit losses for account receivable, other current assets and net investment in direct financing lease and corresponding deferred tax impact.

The Group maintains an allowance for credit losses for accounts receivable and other receivables included in prepayments and other current assets, which is recorded as an offset to accounts receivable and other receivables included in prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss. When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. The provision for expected credit losses is estimated based on the types of receivables and relevant customers, management’s experience with collection trends and the current and expected economic and business conditions. The Group evaluates the provision for expected credit losses on a regular basis and adjusts the provision based on changes in the customers’ circumstances and other available information. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable and other receivables included in prepayments and other current assets, credit quality of the Group’s customers or creditors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay. The significant assumptions used includes the disaggregation criteria and the estimated loss rates related to account receivables, and the credit rating of debtors’ probability of default and loss rates given default related to other receivables.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2019, 2020 and 2021 total interest costs incurred amounted to RMB110,319, RMB148,642 and RMB139,873 (US$21,949), respectively, in which interest costs capitalized amounted to RMB81,619, RMB67,283 and RMB66,084 (US$10,370), respectively.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. The operating license relates to the medical business qualification and permission for medical equipment operation. The favorable leases relate to favorable lease terms as lessee based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The customer relationship assets relate to the ability to sell existing and future services to existing customers and have been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that exist on the date of acquisition and are amortized over the remaining term of the leases. The technology relates to AI technology. The estimated useful life for the intangible assets is as follows:

Estimated
useful life
Operating license	20 years
Favorable leases	12-17 years
Customer relationship	5‑16 years
Operating leases	9‑16 years
Software	3‑5 years
Technology	10 years

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

Impairment loss on long-lived assets of RMB76,089, RMB8,500 and nil was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

Derivative liability

The Group evaluates its borrowings to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability. The change in fair value is recorded as fair value change from derivative in the financial statements (note 21).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. When a corporation’s stock is repurchased for constructive retirement with or without an intention to retire the stock formally in accordance with applicable laws, an excess of par or stated value over the cost of treasury shares shall be credited to additional paid-in capital.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, certain other current assets, net investment in direct financing leases, certain long-term investments, certain other non-current assets, short-term and long-term bank and other borrowings, accounts payables, certain other current liabilities, dividend payable, derivative liability and certain other long-term liabilities. The carrying amounts of the Group’s cash and cash equivalents, accounts receivable, certain other current assets and accounts payable approximate fair value because of their short maturities. The available for sale debt securities are recorded at fair value that measured using net asset value per share as a practical expedient shall not be categorized within the fair value hierarchy in accordance with ASC 820-10-35-54B. The derivative liability is recorded at fair value in accordance with ASC 815. The carrying amounts of the Group’s short-term and long-term bank and other borrowing and secured borrowings mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value.

Revenue recognition

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606. The Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

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

ASC 606 revenue

i.Management and Technical Support

The Group provides stand-alone management and technical support services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management support services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical support services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment. Combining our management and technical support services, our planned cloud system solutions provides a more comprehensive set of services, from pre-purchasing consultation to equipment installation and maintenance. The fees for management and technical support are calculated based on a predetermined percentage of monthly revenue generated by the hospital unit or in limited instances on a fixed monthly fee. Variable fees are fully constrained at contract inception due to the uncertainty of the hospital units’ monthly revenue.  Variable fees are included in the transaction price when a significant reversal of revenue recognized is not expected to occur, typically upon receipt of the monthly revenue statement from hospitals.  Fixed monthly fees are recognized ratably over the service term.

ii.Medical solution

Medical solution represented sales of different sets of medical equipment like CT machines, DR machines and respirators to procurement agent of the hospitals in PRC, and the sales of consumables such as surgical supplies to certain hospitals in PRC. For most of the medical solution contracts, the Group is primarily responsible for fulfilling the promise to provide the specified medical equipment with the inventory risk before the equipment has been transferred, and the Group also has the discretion in establishing the price. As a result, the Group acts as a principal under these contracts and management recognizes revenue on a gross basis. While under some of the medical solution contracts, the Group acts primarily as a reseller and does not have pricing authority or have title to the inventory prior to delivery to the hospital. The Group is an agent and generally records revenue related to consumables sales on a net basis when the consumables are delivered to the customer and the sales price is determinable.

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

A.Network costs

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

(3) Cost of management and technical support

Cost of management and technical support mainly include labor costs, and, where applicable, medical consumables and maintenance expenses which are expensed as incurred.

(4) Cost of medical solution

Cost of medical solution, recorded either gross or net against the related revenue, includes the cost of the medical equipment and consumables purchased, and other direct costs involved in the consumables sales.

B.Hospital costs

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

Impact of COVID-19

The COVID-19 pandemic continues to evolve. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change and demand in cancer treatment in private hospitals, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium entities, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

Recently adopted accounting pronouncements

Adoption of ASU 2019-12

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for PBEs for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1, 2021. There was no material impact to the Company’s financial position or results of operations upon adoption.

Adoption of ASU 2020-01

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company adopted this standard on January 1, 2021. There was no material impact to the Company’s financial position or results of operations upon adoption.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Recent accounting pronouncement pending adoption

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer's accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company has assessed that the adoption of this guidance has no significant impact on its consolidated financial statements.

In July 2021, the FASB issued an update (“ASU 2021-05”) Lessors - Certain Leases with Variable Lease Payments to ASC Topic 842, Leases (“ASC 842”). ASU 2021-05 provides additional ASC 842 classification guidance as it relates to a lessor’s accounting for certain leases with variable lease payments. ASU 2021-05 requires a lessor to classify a lease with variable payments that do not depend on an index or rate as an operating lease if either a sales-type lease or direct financing lease classification would trigger a day-one loss. ASU 2021-05 is effective for fiscal years beginning after 15 December 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company has assessed that the adoption of this guidance has no significant impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of adopting ASU 2021-08 on its consolidated financial statements and related disclosure..

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

As of December 31, 2021, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 34.6%, 25.85% and 30.95% for the years ended December 31, 2019, 2020 and 2021, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 97%, 95% and 94% of total medical equipment and construction purchases of the Group for the years ended December 31, 2019, 2020 and 2021, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. The depreciation (appreciation) of the RMB against US$ was 1.3%, (6.3)% and (2.3)% during the years ended December 31, 2019, 2020 and 2021, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

For the year ended December 31, 2020

Acquisition of New Spring Group

In March 2020, MHM entered into a share purchase agreement with independent third parties, to purchase 70% or 14,000,000 shares of Guangzhou New Spring Hospital Management Co., Ltd (“New Spring Management”) with a consideration of RMB8,400. The business substance of the purchase was to acquire Guangzhou New Spring Hospital Clinic (“New Spring Clinic”), which was a wholly owned subsidiary of New Spring Management located in downtown Guangzhou, to attract more patients for the Group’s self-built cancer hospital in the suburb of Guangzhou.

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

For the year ended December 31, 2021

Acquisition of Healthingkon

In November, December 2020 and January 2021, several subsidiaries of the Group entered into a series of restructuring framework agreements and capital increase agreements with a third party, Beijing Healthingkon Technology Co., Ltd.  (“Healthingkon”) and Healthingkon’s shareholders to obtain 26.34% shares of Healthingkon with the total consideration of 89% shares of SH MZJH and RMB 21,500. The acquisition date was on January 4, 2021, when the Group actually obtained the shareholder rights on Healthingkon. On the same day, a subsidiary of the Group entered into a concerted action agreement with two other shareholders of Healthingkon, pursuant to which the two shareholders agreed to be coordinated actors on the matters related to shareholders’ rights of Healthingkon. After the agreement, the Group obtained majority control over Healthingkon. And SH MZJH was under the control and consolidation of the Group before and after the transaction. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

The purchase price allocation was as follows:

RMB
Cash consideration	21,500
Fair value of the share consideration	98,338
Total	119,838

The Group, with the assistance of an independent third-party valuation firm, assessed the fair values of the acquired identifiable assets and liabilities assumed. The following table summarizes the purchase consideration and fair values of the assets acquired and liabilities assumed as of the acquisition date:

RMB
Current assets	16,567
Property, plant and equipment, net	1,421
Intangible assets	133,183
Goodwill	368,221
Current liabilities	(44,564)
Deferred tax liabilities	(19,829)
Non-controlling interest	(335,161)
Total	119,838

The acquired amortizable intangible assets primarily include the AI technology of Healthingkon with the estimated remaining amortization periods of 10 years.The Group recognized RMB 368,221 (US$57,782) in goodwill arising from this acquisition, primarily represents the expected synergies from combining the Healthingkon’s resources and experiences in the AI with the Group’s current business, and the further development of internet hospital business and cloud system solution business. The goodwill recognized is not deductible for income tax purposes.

Pro forma results of operations for Healthingkon acquisition have not been presented because it was not material to the consolidated financial statements.

5.     RESTRICTED CASH

Restricted cash represented the proceeds from specialized bank borrowings for hospital construction. Balance of current restricted cash was RMB4,661 and RMB1,387 (US$218), and noncurrent restricted cash was RMB107,470 and RMB138 (US$22) as of December 31, 2020 and 2021, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

6.     ACCOUNTS RECEIVABLE

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Accounts receivable	83,848	132,831	20,844
Allowance for credit losses	(6,473)	(4,932)	(774)
Accounts receivable, net	77,375	127,899	20,070

The rollforward in the allowance for credit losses were as follows:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Balance at the beginning of the year	3,585	7,147	6,473	1,016
Cumulative effect of adopting ASU 2016-13	—	597	—	—
Disposal of subsidiary	—	(60)	—	—
Provisions for the year	4,510	1,879	1,463	230
Reversal of provisions from prior periods due to subsequent cash collection during the year	(221)	(1,415)	(983)	(154)
Amounts written off during the year	(734)	(1,675)	(2,021)	(318)
Foreign exchange gain or loss	7	—	—	—
Balance at the end of the year	7,147	6,473	4,932	774

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB33,686 and RMB10,056 (US$1,578)were used to secure certain bank borrowings as at December 31, 2020 and 2021 respectively (note 18).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

7.     PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
Due from suppliers	i)	61,313	25,622	4,021
Loan receivables	ii)	67,367	169,272	26,562
Advances to employees		3,654	2,708	425
Receivables from disposal of medical equipment		7,330	—	—
Interest receivable		157	—	—
Dividend receivable		766	—	—
Deductible value-added tax		37,015	45,031	7,066
Tax refund		222	216	34
Capital contribution of contingently redeemable noncontrolling interest	iii)	31,415	—	—
Due from hospital		831	978	153
Deferred expenses		—	1,868	293
Others		15,501	26,177	4,109
		225,571	271,872	42,663

Allowance for credit losses		(12,528)	(14,853)	(2,331)

		213,043	257,019	40,332

The Group records allowance for doubtful debts in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represented prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve for bad debt amounting to nil and nil on the amounts due from suppliers as at December 31, 2020 and 2021, respectively.
ii)	Loan receivables represented the loans to other parties, including loans to related parties such as the Guangdong Proton International Hospital Management Co., Ltd, Xi’an JiangyuanAndike Ltd. (“JYADK”) and Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”) of total amount of RMB10,688 and RMB154,707 (US$24,277) as at December 31, 2020 and 2021, and third parties of RMB56,680 and RMB14,565 (US$2,285) as at December 31, 2020 and 2021, respectively. The Group recorded allowance for doubtful debts amounting to RMB9,000 and RMB9,015 (US$1,415) as at December 31, 2020 and 2021, respectively. Besides the credit losses provided to the balances to related parties, the Group recorded allowance for credit losses amounting to RMB3,005 and RMB3,001 (US$471) as of December 31, 2020 and 2021, respectively to balances to third parties.
iii)	Capital contribution of contingently redeemable noncontrolling interest is receivable from noncontrolling investors for the capital contribution with contingently redeemable rights and it is fully received in the year 2021.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

8.     INVENTORIES

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Medicine	5,276	10,259	1,610
Medical material	16,031	27,754	4,355
Low-value consumables	952	692	109
	22,259	38,705	6,074

Less: inventory provision	(649)	(620)	(98)

	21,610	38,085	5,976

9.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Buildings	16,801	775,708	121,726
Medical equipment	368,609	484,653	76,053
Electronic and office equipment	16,409	57,215	8,978
Motor vehicles	3,713	3,718	583
Leasehold improvement and building improvements	76,114	78,724	12,354
Construction in progress	2,320,686	1,986,032	311,651
Total	2,802,332	3,386,050	531,345
Less: accumulated depreciation	(224,348)	(224,877)	(35,288)
Impairment charges	(18,793)	(16,148)	(2,534)
	2,559,191	3,145,025	493,523

Depreciation expenses were RMB44,358, RMB55,030 and RMB64,288 (US$10,088) for the years ended December 31, 2019, 2020 and 2021, respectively. Impairment loss of RMB6,453, nil and nil were recognized for network operating segment and impairment loss of nil, nil and nil for hospital operating segment for the years ended December 31, 2019, 2020 and 2021 respectively. Impairment charges mainly include impairment provided for medical equipment in several low performance network centers as well as idle assets.

For the years ended December 31, 2019, 2020 and 2021, impairment of RMB10,968, nil and RMB 2,645 (US$415) was written off for network operating segment upon the disposal of medical equipment and construction project. Impairment of RMB353, nil and nil was written off for hospital operating segment upon the termination of construction project.

The Group held equipment under operating lease contracts with customers with an original cost of RMB168,876 and RMB105,980 (US$16,631) and accumulated depreciation of RMB127,558 and RMB78,247 (US$12,279), as of December 31, 2020 and 2021, respectively.

The total net book value of the Group’s property, plant and equipment pledged as collateral for other borrowings as of December 31, 2020 and 2021 was RMB414,326 and RMB361,806 (US$56,775) (note 18), respectively.

The total net book value of the Group’s construction in progress pledged to secure bank and other borrowings as of December 31, 2020 and 2021 was RMB 1,150,018 and RMB 1,709,761 (US$ 268,299) (note 18), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

10.  LEASE

A. Leases of medical equipment as lessor

The following table presents the lease receivables derive from the Group’s operating, sales-type and direct financing leases:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Current
Account receivable - Operating lease	38,266	13,318	2,090
Account receivable - Sales-type lease	1,195	1,010	158
Net investment in direct financing leases	25,045	2,699	424

Non-current
Net investment in direct financing leases	13,720	4,796	753

Total	78,226	21,823	3,425

Lease receivables for operating and sales-type leases are presented in accounts receivable on the consolidated balance sheets. Lease receivables for direct financing leases are presented as net investment in direct financing leases. As of December 31, 2020, and 2021, the allowance of lease receivables was RMB5,018 and RMB2,637 (US$414), respectively. Accordingly, risk of default with respect to these receivables is remote.

Lease receivables with carrying value of RMB26,782 and RMB10,056 (US$1,578) (note 18) were pledged as collaterals for bank and other borrowings of RMB179,093 and RMB58,058 (US$9,111) as of December 31, 2020 and 2021, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The following table presents the lease income recognized relating to the Group’s operating, sales-type and direct financing leases:

	For the Year Ended December 31, 2021
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$
Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	5,210	818	1,361	214	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	5,210	818	—	—	—	—

Lease income relating to lease payments					35,913	5,635
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	33,793	5,303

	For the Year Ended December 31, 2020
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$

Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	4,130	633	2,929	449	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	4,130	633	—	—	—	—

Lease income relating to lease payments					45,847	7,026
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	38,999	5,977

The Group’s lease assets do not contain material residual value by the end of the lease term. In order to mitigate the risks associated with the residual value of its leased assets, the Group usually enters into arrangements where the lease terms are approximate to the economic useful life of the leased assets so as to minimize their residual value.

Net investment in direct financing leases is comprised of:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Minimum lease payments to be received	41,304	8,384	1,317
Unearned income	(2,539)	(889)	(140)
Net investment in direct financing leases	38,765	7,495	1,177
Current	25,045	2,699	424
Non-current	13,720	4,796	753
Total	38,765	7,495	1,177

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The future minimum lease payments to be received from such non-cancelable direct financing leases are as follows:

	Future minimum
	direct financing lease payments
	RMB	US$
2022	3,239	510
2023	3,022	474
2024	2,123	333
2025	—	—
2026	—	—
Above 5 years	—	—

The future minimum lease payments to be received from such non-cancelable operating leases are as follows:

	Future minimum
	operating lease payments
	RMB	US$
2022	2,396	376
2023	1,996	313
2024	1,796	282
2025	96	15
2026	96	15
Above 5 years	112	18

Lease payments for the Group’s sales-type lease payments are all variable based on the profit or revenue generated from the underlying assets thus the Group does not recognize any net investment in the lease at commencement.

B. Failed sales-leaseback transactions as seller-lessee

The Group has failed sales-leaseback transactions in which the Group acts as seller-lessee but does not effectively transfer control of the underlying asset to the buyer-lessor. The Group accounts for failed sales-leaseback transactions as financings. The Group recorded RMB 66,789 (US$10,481) and RMB 344,443 (US$54,051) under “Long-term bank and other borrowings, current portion” and “Long-term bank and other borrowings, non-current portion”, respectively as of December 31, 2021. The effective interest rate used in the computation of interest expense ranged from 3.43% to 11.69%. Interest expenses recorded in the Group’s consolidated statement of comprehensive loss amounted to RMB21,644, RMB44,880, and RMB39,876 (US$6,257) for the years ended December 31, 2019, 2020 and 2021, respectively.

C. Operating leases as lessee

The components of lease cost were as follows:

	For the year ended December 31, 2021
	RMB	US$
Operating lease cost	31,131	4,885
Short term lease cost	399	63

Total	31,530	4,948

For the year ended December 31, 2021, total operating and short-term lease costs of RMB19,148 (US$3,005) and RMB12,382 (US$1,943) were recorded in cost of revenue and general and administrative expenses, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Other information

	For the year
	ended December 31, 2021
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	23,805	3,736
ROU assets obtained in exchange for operating lease liabilities*	115,657	18,149
Weighted-average remaining lease terms (in years)	6	6
Weighted-average discount rate	5.74%	5.74%

*     Includes transition liabilities upon adoption of ASC 842, as well as new leases entered into during the year ended December 31, 2021. Changes in the ROU asset and liability are presented net within operating activities.

Future minimum lease payments for operating leases as of December 31, 2021 are as follows:

	Minimum Lease Payments
	RMB	US$
Year ending December 31,
2022	35,074	5,504
2023	26,291	4,126
2024	22,708	3,563
2025	23,057	3,618
2026	22,891	3,592
Thereafter	210,849	33,087
Total future lease payments	340,870	53,491
Less: Imputed interest	106,161	16,660
Total lease liability balance	234,709	36,831

The Group did not have any leasing transactions with related parties.

Land use rights

The following table presents the original cost payment, accumulated amortization and net carrying value of the Group’s land use rights for the periods presented:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
	Right-of-use	Right-of-use	Right-of-use
	Asset	asset	asset

Land use rights	463,992	463,992	72,810
Less: accumulated amortization	(37,475)	(47,096)	(7,390)
Net carrying value	426,517	416,896	65,420

As of December 31, 2020 and 2021, the Group recorded land lease payment under “Right-of-use assets, net” of RMB426,517 and RMB416,896 (US$ 65,420), respectively. Amortization expenses for the years ended December 31, 2019, 2020 and 2021 were RMB9,462, RMB9,513 and RMB9,621 (US$1,510), respectively.

The net book value of the Group’s land use right payments pledged to secure bank and other borrowings was RMB414,470 and RMB 405,117 (US$ 63,572) (note 18), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The estimated annual amortization expenses for the land leases payment for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2022	9,621	1,510
2023	9,621	1,510
2024	9,621	1,510
2025	9,621	1,510
2026	9,621	1,510

11.    GOODWILL

The goodwill of RMB213,656 and RMB581,877 (US$91,309) as of December 31, 2020 and 2021 represented the goodwill of RMB165,171 generated from the acquisition of GFMH, CMCC, SJYH and BPMC by the Group in 2018, the goodwill of RMB45,272 generated from the acquisition of Tianjin Jiatai Group by the Group in 2019, the goodwill of RMB3,213 generated from the acquisition the New Spring Group in 2020, and the goodwill of RMB368,221 (US$57,782) generated from the acquisition the Healthingkon in 2021 (Note 4).

The changes in the carrying amount of goodwill are as follow:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance as of January 1	165,171	210,443	213,656	33,527
Addition	45,272	3,213	368,221	57,782
Impairment	—	—	—	—
Balance as of December 31	210,443	213,656	581,877	91,309

No impairment was recognized for the years ended December 31, 2019, 2020 and 2021.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

12.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer	Operating	Operating	Favorable
	relationship	lease	license	lease
	intangibles	intangibles	intangibles	intangibles	Technology	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2020	—	—	510,577	19,385	—	2,527	532,489
Acquisition of subsidiaries (note4)	—	—	5,000	—	—	53	5,053
Addition of software	—	—	—	—	—	1,028	1,028
Foreign Exchange Gain	—	—	—	—	—	7	7
Amortization expenses	—	—	(12,609)	(1,564)	—	(1,583)	(15,756)
Intangible Asset impairment	—	—	—	—	—	—	—
Intangible assets, net at December 31, 2020	—	—	502,968	17,821	—	2,032	522,821

Acquisition of subsidiaries (note4)	—	—	—	—	132,190	1,186	133,376
Addition of software	—	—	—	—	—	31,811	31,811
Foreign Exchange Gain	—	—	—	—	—	—	—
Amortization expenses	—	—	(12,672)	(1,565)	(13,219)	(2,715)	(30,171)
Intangible Asset impairment	—	—	—	—		—	—
Intangible assets, net at December 31, 2021	—	—	490,296	16,256	118,971	32,314	657,837
Intangible assets, net at December 31, 2021, in US$	—	—	76,938	2,551	18,669	5,071	103,229

At December 31, 2021
Intangible assets, cost	32,449	418	526,350	21,010	132,190	43,870	756,287
Less: accumulated amortization	(31,486)	(418)	(36,054)	(4,754)	(13,219)	(11,556)	(97,487)
Less: intangible asset impairment	(963)	—	—	—	—	—	(963)
Intangible assets, net at December 31, 2021	—	—	490,296	16,256	118,971	32,314	657,837
i)	Amortization expenses for intangibles were RMB11,995, RMB15,756 and RMB30,171 (US$4,734) for the years ended December 31, 2019, 2020 and 2021, respectively. Impairment loss on intangible assets was RMB 2,852, nil and nil for network operating segment in several low performance centers and early termination centers as well as idle assets for the years ended December 31, 2019, 2020 and 2021, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2022	34,796	5,460
2023	33,807	5,305
2024	33,566	5,267
2025	33,551	5,265
2026	33,752	5,296

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.   DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	256,337	224,866	35,286
Reserve for unrecoverable deposits	(8,500)	—	—
	247,837	224,866	35,286

*    The amount represented interest-free non-refundable partial payments to suppliers of medical equipment and to construction engineering group for construction of hospitals. The remaining contractual obligations associated with these purchase contracts that the suppliers need to undertake are approximately RMB480,290 and RMB257,165 (US$40,355) as at December 31, 2020 and 2021 respectively, which are included in the amount disclosed as purchase commitments in note 27. The Group recognized impairment loss on deposits for non-current assets of RMB62,400, RMB8,500 and nil for the years ended December 31, 2019, 2020 and 2021, respectively. The amount of written off for the gross amount of deposits and the allowance is RMB93,260 and RMB8,500 (US$1,334) for the years ended December 31, 2020 and 2021, respectively, since those deposits are deemed uncollectible.

As at December 31, 2020 and 2021, certain of the Group’s deposits for non-current assets with a total net book value of nil and nil were pledged for other borrowings of nil and nil, respectively (note 18).

14.  LONG-TERM INVESTMENTS

Long-term investments held by the Group consisted of the following:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Equity investments without readily determinable fair value	45,085	51,524	8,085
Equity method investments	187,935	277,056	43,476
Available-for-sale debt securities	80,000	62,045	9,736
Less: Impairment loss	—	—	—
Total	313,020	390,625	61,297

Equity investments without readily determinable fair value:

		Equity interest owned by the
		Group
		As at December 31,
	Note	2020		2021
		RMB		RMB
Allcure Information	i)	22,160	9.6%	22,160	9.6%
Concord Healthcare Singapore Pte. Ltd	ii)	22,925	10%	22,925	10%
Legion Healthcare Partners LLC	iii)	—	—	6,439	5.83%

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

i)	20% equity interest of Allcure Information was obtained in 2015. During year ended December 31, 2018, Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. As of December 31, 2021, the share ownership of the Group remained 9.6%. As of December 31, 2020 and 2021, no impairment was recorded for the investment.
ii)	As stated in note 4, the balance represented 10% remaining noncontrolling interests in CHS. The investment was accounted for using measurement alternative. As of December 31, 2020 and 2021, no impairment was recorded for the investment.
iii)	In March, 2021, the Group obtained the 5.83% equity interest of Legion Healthcare Partners LLC through purchase. As of December 31, 2021, no impairment was recorded for the investment.

The Group did not record any unrealized gains (upward adjustments) and losses (downward adjustments and impairment) for equity investments without readily determinable fair values for the years presented.

Equity method investments:

		Equity interest owned by the
		Group
		as at December 31,
	Notes	2020		2021
		RMB		RMB
Xi’an JiangyuanAndike Ltd. (“JYADK”)		11,161	29.70%	12,468	29.70%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	i)	9,904	5.15%	11,051	5.15%
Zhejiang Marine Leasing Ltd	ii)	166,870	20.00%	167,044	20.00%
Guangdong Hengjian Proton Medical Industry Co., Ltd (“Guangdong Hengjian”)	iii)	—	—	86,493	14.20%

i)	In 2017, the Group entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018 and 2019, with the subscribed capital injection from new investors, the equity interest that the Group shared in Suzhou Shengshan was diluted to 5.41% and 5.15% respectively as of December 31, 2018 and 2019. As of December 31, 2020 and 2021, the percentage the Group held remained unchanged. According to the partnership agreement, the Group acts as a limited partner and has significant influence over Suzhou Shengshan's daily operation due to it’s agreed that all issue of operation and management shall be subject to the unanimous consent of all partners.
ii)	On February 28, 2019, China Medical Service Holdings Ltd. (HK), a subsidiary of the Group, entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests of Zhejiang Marine. As the Group held 20% equity share and had the ability to exercise significant influence over the Zhejiang Marine, the Group applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became an associate company of the Group since then. The total book value of the Group’s long-term investments pledged to secure other borrowings as of December 31, 2020 and 2021 was RMB166,870 and RMB167,044 (US$26,213) (note 18), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

iii)	In December 2020, Aohua Technology, a subsidiary of the Group, entered into a capital increase agreement with Guangdong Hengjian and the original shareholders of Guangdong Hengjian to obtain shares of Guangdong Hengjian. The registration change was completed on January 13, 2021, and as of December 31, 2021, RMB 86,649 has been paid, which takes 14.20% shares. The Group has significant influence over Guangdong Hengjian due to the Group was entitled to delegate 2 out of 5 directors in the board and participated in policy-making processes of Guangdong Hengjian.

Available-for-sale debt securities:

	As at December 31, 2021
		Redemption	Redemption Notice
	Fair value	Frequency	Period
	RMB
Private equity funds	62,045	Annually	5-9 days
	62,045

Available-for-sale debt securities represent an investment in a private equity fund made in the year ended December 31, 2020. In May 2021, the Company redeemed RMB 19,978 (US$3,135) investment in the private equity fund. The private equity fund was controlled by a third-party fund management company. The fund was founded on June 27, 2016. The private equity fund invested into debt securities of a third-party company. The investment cannot be redeemed during the fund closed period. The Open Day was the annual date of the foundation date of the fund.

This investment is carried at fair values which was estimated using the net asset value,and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss).

15.   OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

		As at December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
Deposit-long-term	i)	6,036	6,232	978
Advance to hospitals-noncurrent	ii)	1,102	1,104	173
Others	iii)	—	13,440	2,109
		7,138	20,776	3,260
i)	Impairment losses of nil and RMB19 (US$3) were provided for the balances as at December 31, 2020 and 2021.
ii)	Impairment losses of RMB52 and nil were provided for the balances as at December 31, 2020 and 2021.
iii)	Impairment losses of nil and RMB361 (US$57) were provided for the balances as at December 31, 2020 and 2021.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

16.   ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Accrued expenses	99,920	121,149	19,011
Salaries and welfare payable	24,701	42,628	6,689
Business and other taxes payable	8,396	20,954	3,288
Payable to acquire the non-controlling interests of CCM(HK)	25,166	—	—
MD Anderson consulting fee payable	20,391	—	—
Acquisition payable for investment in CMCC	11,863	—	—
Contractual liabilities	87,740	81,032	12,716
Other payables	51,913	116,414	18,268
	330,090	382,177	59,972

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

As of December 31, 2021, there were 84,463,737 Class A and 45,787,948 Class B ordinary shares outstanding.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2019, 2020 and 2021.

Special dividend

No special dividend or other dividend was declared in 2019, 2020 and 2021.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

18.   BANK AND OTHER BORROWINGS

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Total bank and other borrowings	2,116,924	2,477,948	388,844
Comprised of:
Short-term	24,481	136,510	21,421
Long-term, current portion	124,395	162,842	25,553
	148,876	299,352	46,974
Long-term, non-current portion	1,968,048	2,178,596	341,870
	2,116,924	2,477,948	388,844

Certain bank borrowings are secured by equipment with a net carrying value of RMB414,326 and RMB361,806 (US$56,775) (note 9), accounts receivable with a carrying value of RMB33,686 and RMB10,056 (US$1,578) (note 6) (including lease receivables with a carrying value of RMB26,782 and RMB10,056 (US$ 1,578) (note 10), certain land use rights (which are recorded as “right-of-use assets”) with a carrying value of RMB414,470 and RMB405,117 (US$63,572) (note 10), certain long-term investments with a carrying value of RMB 166,870 and RMB 167,044 (US$26,213) (note 14), certain construction in progress with a carrying value of RMB1,150,018 and RMB 1,709,761 (US$268,299) (note 9), deposit for non-current asset with a carrying value of nil and nil (note 13),and restricted cash of RMB nil and nil (note 5), as of December 31, 2020 and 2021, respectively.

The short-term bank and other borrowing bore a weighted average interest of 7.01 % and 5.86% per annum, and the long-term bank and other borrowings bore a weighted average interest of 7.11% and 6.31% per annum, respectively, as of December 31, 2020 and 2021.

Bank and other borrowings amounted to RMB 126,362 (US$19,829) (2020: RMB39,014) and RMB 2,351,586 (US$369,015) (2020:RMB2,077,911) were denominated in US$ and RMB, respectively as of December 31, 2021.

The maturity analysis of the long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	162,842	25,553
Between one and two years	253,016	39,704
Between two and three years	447,604	70,239
Between three and four years	493,452	77,433
Above four years	984,524	154,494
	2,341,438	367,423

As of December 31, 2021, the Group had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to RMB 219 (US$34) and RMB 125,250 (US$19,654), respectively.

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB 1,817,589 (US$285,219) as of December 31, 2021.

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate were 21%in 2019, 2020 and 2021 on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton was -1,358, 1,672 and 362 (USD$57) for the years ended December 31, 2019, 2020, and 2021.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2019, 2020 and 2021. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2016 to 2021 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Non – PRC	(127,243)	(142,750)	5,451	855
PRC	(263,835)	(298,903)	(534,688)	(83,905)
	(391,078)	(441,653)	(529,237)	(83,050)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current tax expense (benefit)	(16,570)	(24,047)	4,115	646
Deferred tax benefit	(22,416)	(13,577)	(10,680)	(1,676)
	(38,986)	(37,624)	(6,565)	(1,030)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Loss before income taxes	(391,078)	(441,653)	(529,237)	(83,050)
Income tax computed at the tax rate of 25%	(97,770)	(110,413)	(132,309)	(20,762)
Effect of different tax rates in different jurisdictions	19,393	10,715	2,798	439
Non-deductible expenses	8,472	74,225	(10,502)	(1,647)
Non-taxable income	(234)	(78,447)	9,183	1,441
Statutory income (expense)	3,216	(2,544)	3,994	627
Interest and penalty	(6,811)	(465)	(12,918)	(2,027)
Unrecognized tax positions	—	—	—	—
Deferred tax expense	32,358	(2,314)	(13,953)	(2,190)
Changes of valuation allowance	41,868	71,545	142,806	22,409
Withholding tax	(39,478)	74	4,336	680
Effect of tax rate change	—	—	—	—
	(38,986)	(37,624)	(6,565)	(1,030)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	105,783	216,902	34,037
Foreign exchange loss	3,232	7,679	1,205
Depreciation and amortization	9,954	10,479	1,644
Property, plant and equipment impairment	7,867	6,997	1,098
Deposits for non-current assets	18,475	18,475	2,899
Allowance for net investment in financing lease	4,856	5,137	806
Allowance for doubtful accounts	12,264	14,013	2,199
Lease liabilities	59,557	56,673	8,893
Other long-term assets	78,550	92,261	14,478
Equity investment	8,414	7,574	1,189
Others	2,686	7,971	1,252
Total deferred tax assets	311,638	444,161	69,700
less: Valuation allowance**	(257,579)	(396,919)	(62,285)
Net deferred tax assets	54,059	47,242	7,415

Deferred tax liabilities
Equity investment	—	(287)	(45)
Property, plant and equipment	(1,665)	(1,428)	(224)
Disposal of Beijing Century Friendship	(3,126)	(3,126)	(491)
Intangible assets	(130,074)	(156,189)	(24,509)
Right-of-use assets	(53,354)	(48,259)	(7,573)
Capitalized interest	(19,179)	(19,179)	(3,010)
Others	—	(3,198)	(503)

Total deferred tax liabilities	(207,398)	(231,666)	(36,355)

Deferred tax assets, net	—	—	—

Deferred tax liabilities, net	(153,339)	(184,424)	(28,940)

*     As of December 31, 2021, the Group had net operating losses from several of its PRC and oversea entities of RMB529,237 (US$83,050), which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2022 to 2026. For the net operating loss from overseas entities, there is no limitation of expiration according to the statute of Hong Kong and US.

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

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Balance at the beginning of year	(260,850)	(257,579)	(40,420)
Change of valuation allowance in the current year	3,271	(139,340)	(21,865)
Balance at the end of year	(257,579)	(396,919)	(62,285)

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Balance at the beginning of year	98,984	65,093	10,215
Changes based on tax positions related to the current year	(6,446)	19,766	3,102
Additions related to prior year tax position	2,171	8,692	1,364
Decreases related to prior year tax position	(20,304)	(7,580)	(1,189)
Decreases relating to expiration of applicable statute of limitation	(7,213)	(3,322)	(521)
Foreign currency translation	(2,099)	(748)	(117)
Balance at the end of year	65,093	81,901	12,854

As of December 31, 2020, and 2021, the Group had unrecognized tax benefit of RMB 65,093 and RMB81,901 (US$ 12,854), respectively, among which, RMB20,975 and RMB24,213 (US$3,800) were presented on a net basis against the deferred tax assets related to tax losses carry forwards on the consolidated balance sheets. At December 31, 2020 and 2021, there were RMB29,030 and RMB48,226 (US$7,568) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Group recognized a decrease amounting to RMB6,802, a decrease amounting to RMB465 and a decrease amounting to RMB12,918 (US$2,027) in interest and penalties during the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020, and 2021, the Group recognized of interest and penalties of RMB30,610 and RMB17,660 (US$2,771), respectively. Uncertain tax benefits were recorded as other long-term liabilities.

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

21.   Derivative liability

In August 2021, Ascendium Group Limited (“Ascendium”), a subsidiary of the Company, entered into debt contracts with Great Lion Global Limited (“Great Lion Debt”) and Vantage Chance Limited (“Vantage Debt”) for the borrowings with the principal amount of RMB31,863 (US$5,000) and RMB63,726 (US$10,000) respectively with the terms of two years. The issuance date was August 10, 2021 and November 10, 2021 respectively with no issuance cost. The basic interest rate per annum was 4.5%. 11% and 22% shares of Concord Hospital Management Group Ltd. (HK) that held by Ascendium were pledged for the two debts respectively.

According to the contracts, there are additional payment terms that depends on the occurrence of a qualified IPO, which are as follow: if a specific subsidiary of the Group successfully complete a qualified IPO during the borrowing period, the Group need to pay the lender an excess return, which was not a fixed amount and varied with the future stock price of the listed subsidiary; if failed, the Group need to pay the additional interest with an interest rate of 5.5% per annum.

The Group evaluated the borrowings and determined the additional payment terms as the embedded component of the debt contracts, which qualified as derivatives to be separately accounted for in accordance with ASC 815, “Derivatives and Hedging”. The Group engaged an appraiser to perform fair value measurement of the embedded derivative. According to the appraisal report, the fair value of the embedded derivatives, which was recorded as derivative liability in the financial statements, as of issuance date and December 31, 2021, was RMB1,937 (US$304) and RMB1,969 (US$309) respectively for Great Lion Debt, and RMB3,887 (US$610) and RMB3,894 (US$611) respectively for Vantage Debt. Because of the fair value change of the embedded derivative liability, the Group recognized a loss from fair value change totaling RMB39 (US$6) in the financial statements.

The Group has accounted the debt host as long-term bank and other borrowings, non-current portion. The net proceeds the Group received from the issuance of the debt was RMB31,863 (US$5,000) and RMB63,726 (US$10,000) respectively. Because the fair value of derivative liability on the issue date should be recorded as an adjustment of the carrying amount of the debt, the totaling carrying amount of the two debts was RMB89,765 (US$14,086) and RMB89,726 (US$14,080) on the issuance date and as of December 31,2021, respectively. The total adjustment to the carrying amount was RMB5,824 (US$914) on the issuance date, and it will be amortized as interest expenses over the period of 2 years from the issuance date to the maturity date, using the effective interest method.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

22.   Other long-term liabilities

		As at December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
Accrued unrecognized tax benefits & surcharge	i)	74,728	75,347	11,824
Lease deposit received from hospital		1,998	2,000	314
Convertible Note	ii)	—	20,000	3,138
Others		—	1,254	197
		76,726	98,601	15,473
i)	The amounts of unrecognized tax benefit are based on the recognition and measurement criteria of ASC Topic 740. The balance is presented as non-current liability in the consolidated financial statements as at December 31, 2021 due to the fact that the Group does not anticipate payments of cash within one year. The Group recorded accrued unrecognized tax benefits & surcharge amounting to RMB74,728 and RMB75,347 (US$11,824) (note 27) as of December 31, 2020 and 2021, respectively.

ii)	Convertible Note

In December 2021, Healthingkon, a subsidiary of the Company, issued RMB20.0 million convertible note (“2021 Convertible Note”) to a single investor. Healthingkon received proceeds of RMB20.0 million on December 7, 2021 with no issuance costs. The Convertible Note bear interest of 4.75% per annum and have terms of 5 years upon the receipt of the principal.

Conversion Features and Rates

The 2021 Convertible Note can be converted, at the holder’s option, into ordinary shares of Healthingkon. The holder has the option to choose when to convert: 1) If the holder choose to convert in the first 3 years upon the receipt of the principal, the 2021 Convertible Note could be converted into 2.5% ordinary shares of Healthingkon; or 2) If the holder choose to convert in the fourth or fifth year upon the receipt of the principal, the 2021 Convertible Note could be converted into the percentage of ordinary shares equal to RMB 20.0 million divided by the sum of RMB 20.0 million and 80% of the fair value of Healthingkon in the latest round of financing at that time.

Contingent Redemption Feature

The outstanding principal and any accrued but unpaid interest at 4.75% will become due and payable in full upon the occurrence of any of events of default.

Accounting for the 2021 Convertible Note

The 2021 Convertible Note was recorded as liability in accordance with ASC 470.

The Group evaluated the embedded conversion feature and determined that it does not qualify for derivative accounting as the underlying ordinary shares which the 2021 Convertible Note could be converted into were not publicly traded nor could they be readily convertible into cash in accordance with ASC 815-15 and ASC 815-40. Therefore, the conversion feature is not required to be bifurcated. In addition, no beneficial conversion feature (“BCF”) was recorded at the issuance date of the 2021 Convertible Note since it is a contingent BCF which should be measured at the commitment date.

The Group further evaluated the embedded Contingent Redemption Feature in accordance with ASC 815 and concluded that it is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the Note was not issued at a substantial discount and are redeemable at par. There were no other embedded derivatives that are required to be bifurcated.

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

The following table summarizes employee share options activities for the year ended December 31, 2021:

						Weighted
			Weighted-		Weighted	Average
			Average		Average	Remaining	Aggregate
	Number of		Exercise		Grant-date	Contractual	Intrinsic
Share Options Granted to Employees	Shares		Price		Fair Value	Term (Years)	Value
Outstanding, January 1, 2021	2,774,229	US$	2.04	US$	0.65	1.13	—
Lapsed	(116,283)	US$	2.04	US$	0.65	—	—
Outstanding, December 31, 2021	2,657,946	US$	2.04	US$	0.65	0.13	—
Exercisable at December 31, 2021	2,657,946	US$	2.04	US$	0.65	0.13	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2019, 2020 and 2021.

As of December 31, 2021, unrecognized share-based compensation cost related to share options was nil.

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

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted Shares activity for the year ended December 31, 2021 was as follows:

		Weighted
	Numbers	average grant
	of shares	date fair value
	RMB	US$
Outstanding, January 1, 2021	11,033,064	1.31
Granted	—	—
Forfeited	(134,775)	1.22
Exercised	—	—
Outstanding, December 31, 2021	10,898,289	1.31
Exercisable, December 31, 2021	5,084,184	1.45
Expected to vest, December 31, 2021	5,814,105	1.19

As of December 31, 2021, unrecognized share-based compensation cost related to Restricted Shares was RMB8,391 (US$1,301) which is expected to be recognized over a weighted-average vesting period of 0.4 years.

The share-based compensation expense of the share options and Restricted Shares granted to employees for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
General and administrative expenses	17,673	17,553	12,565	1,972
Selling expenses	2,920	3,068	2,115	332
	20,593	20,621	14,680	2,304

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

24.   REVENUE

Revenue consists of ASC 606 and ASC 842 revenue. The Group's revenues , net of value-added tax, disaggregated by revenue source are as follows:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
ASC 606 revenue:
Management and technical support	48,416	36,948	64,599	10,137
Brand royalty fees	5,081	—	—	—
Medical solution	9,482	26,105	217,375	34,110
Medical service	54,048	76,997	101,854	15,983
Medicine income	22,777	30,055	59,321	9,309
ASC 606 revenue	139,804	170,105	443,149	69,539
ASC 842 revenue:
Operating lease income*	53,485	45,847	35,913	5,635
Sales-type lease income*	1,130	4,130	5,210	818
Direct financing lease income*	3,944	2,929	1,361	214
ASC 842 revenue	58,559	52,906	42,484	6,667
Total revenue	198,363	223,011	485,633	76,206

*     Operating lease income, sales-type lease income and direct financing lease income were recognized under ASC 842, Leases.

25.   RELATED PARTY TRANSACTIONS

a)	Related parties#

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Zhejiang Marine Leasing Ltd.**	Equity investee of the Group since June 10, 2020
Tianjin Jiatai *	Equity investee of the Group till November 17,2019
Wuxi MZJH *	Equity investee of the Group till November 17,2019
SH Rongchi *	Equity investee of the Group till November 17,2019
SH MZJH *	Equity investee of the Group till November 17,2019
Allcure Information	An entity controlled by a director of the Company
Shanghai Huifu Technology Limited	An entity controlled by a director of the Company
Cherrylane Investments Limited	An entity controlled by a director of the Company
Guangdong Proton International Hospital Management Co., Ltd	A wholly owned subsidiary of an equity investee of the Group

#    These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2019, 2020 and 2021.

*     Tianjin Jiatai, SH Rongchi, SH MZJH and Wuxi MZJH were equity investee of the Group previously, which have been acquired by the Group since November 18, 2019 and have become subsidiaries of the Group.

**  Zhejiang Marine Leasing Ltd, which have been invested by the Group since June 10, 2020 and have become an associate of the Group.

b)    The Group had the following related party transactions for the years ended December 31, 2019, 2020 and 2021.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

	For the Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Loan to:
Tianjin Jiatai	5,949	—	—	—
Wuxi MZJH	1,640	—	—	—
SH MZJH	28,002	—	—	—
Guangdong Proton International Hospital Management Co., Ltd	—	—	142,895	22,424
	35,591	—	142,895	22,424
Interest income from:
JYADK	206	127	650	102
Guangdong Proton International Hospital Management Co., Ltd	—	—	2,797	439
	206	127	3,447	541

Loan from:
Cherrylane Investments Limited	—	—	15,932	2,500
Zhejiang Marine Leasing Ltd	—	199,000	8,500	1,334
	—	199,000	24,432	3,834
Interest expense to:
Cherrylane Investments Limited	151	587	554	87
Zhejiang Marine Leasing Ltd	—	41,331	12,978	2,037
	151	41,918	13,532	2,124
Repayment to:
Tianjin Jiatai	34,540	—	—	—
Shanghai Huifu Technology Limited	1,715	—	—	—
Cherrylane Investments Limited	—	—	3,824	600
SH Rongchi	1,029	—	—	—
Zhejiang Marine Leasing Ltd	—	272,640	77,062	12,093
	37,284	272,640	80,886	12,693
Repayment from:
JYADK	1,485	1,485	2,430	381
SH MZJH	26,000	—	—	—
	27,485	1,485	2,430	381
Management service income from:
SH MZJH	5,081	—	—	—
	5,081	—	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

(c)	The balances between the Group and its related parties as of December 31, 2020 and 2021 are listed below.

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Due from related parties, current:
JYADK	1,845	—	—
Guangdong Proton International Hospital Management Co., Ltd	—	145,692	22,862
	1,845	145,692	22,862

Due to related parties, current
Zhejiang Marine Leasing Ltd	3,191	—	—
Cherrylane Investments Limited	9,461	12,108	1,900
	12,652	12,108	1,900

Due to related parties, non-current
Zhejiang Marine Leasing Ltd	102,757	83,778	13,147

Due to related parties, non-current, due within 1 year
Zhejiang Marine Leasing Ltd	73,145	26,753	4,198
Cherrylane Investments Limited	—	9,240	1,450
	73,145	35,993	5,648

26.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB22,868 and RMB28,228 and RMB51,107 (US$8,020) for the years ended December 31, 2019, 2020 and 2021, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income (loss) as incurred. The total amounts for such employee benefits were approximately RMB290, RMB106 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

27.   COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB480,290 and RMB257,165 (US40,355) at December 31, 2020 and 2021, respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2021, the Group has recognized approximately RMB 75,348 (US$11,825) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

28.   SEGMENT REPORTING

For the years ended December 31, 2019, 2020 and 2021, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. After the disposal of CHS on November 19, 2020, the Group’s hospital reporting segment is only consisted of hospitals located in the PRC. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the year ended December 31, 2021
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	324,458	161,175	485,633	76,206
Cost of sales	(253,826)	(288,704)	(542,530)	(85,135)
Gross profit (loss)	70,632	(127,529)	(56,897)	(8,929)

	For the year ended December 31, 2020
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	115,959	107,052	223,011
Cost of sales	(52,725)	(157,203)	(209,928)
Gross profit (loss)	63,234	(50,151)	13,083

	For the year ended December 31, 2019
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	121,537	76,826	198,363
Cost of sales	(77,131)	(137,062)	(214,193)
Gross profit (loss)	44,406	(60,236)	(15,830)

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Segment assets
Network	1,725,936	1,849,432	290,216
Hospital	3,608,602	4,380,519	687,399
Total segment assets	5,334,538	6,229,951	977,615

Major Customers

For the year ended December 31, 2021, one of the Company’s customers accounted for 11.9% of the Company’s total revenue, and no single customer represented 10%or more of total net revenue for the years ended December 31, 2019 and 2020.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Revenues from PRC	164,167	199,370	485,633	76,206
Revenues from Singapore	34,196	23,641	—	—
Total revenues	198,363	223,011	485,633	76,206

Total long-lived assets excluding financial instruments, intangible assets, long-term investment and goodwill by country were as follows:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
PRC	3,474,849	3,989,426	626,028
Singapore	—	—	—
Total long-lived assets	3,474,849	3,989,426	626,028

29.   LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted loss per share for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Net loss attributable to Concord Medical Services Holdings Limited	(307,049)	(309,989)	(271,427)	(42,594)
Accretion of contingently redeemable noncontrolling interests	(245,477)	(359,920)	(549,194)	(86,181)
Numerator for EPS computation	(552,526)	(669,909)	(820,621)	(128,775)

	For the Years Ended December 31
	2019		2020		2021		2021
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Numerator
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(358,274)	(194,252)	(435,855)	(234,054)	(533,909)	(83,784)	(286,712)	(44,991)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	84,450,550	45,787,948	85,265,910	45,787,948	85,265,910	85,265,910	45,787,948	45,787,948
Loss per share – basic and diluted	(4.24)	(4.24)	(5.11)	(5.11)	(6.26)	(0.98)	(6.26)	(0.98)

The effects of share options and restricted shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2019, 2020 and 2021 as their effects would be anti-dilutive.

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

Certain equipment and long-lived assets related to the Group’s low-performance centers were impaired to their fair value on a nonrecurring basis. As of December 31, 2020 and 2021, the resulting impairment charge of nil and nil was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows based on a discount rate of 14% and expected remaining useful life of such assets and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

The Company measured the fair value of its derivative liability on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2021.

Fair Value Measurement at the End of the Reporting Period Using
Quoted Prices in
		Active	Significance
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Liability Items

Derivative liability:	5,863			5,863

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

31.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	2,079	15,058	2,363
Prepayments and other current assets	—	121	19
Amounts due from subsidiaries	375,162	298,900	46,903
Total current assets	377,241	314,079	49,285
Non-current assets:
Investments in subsidiaries	567,330	—	—
Prepayment for long-term investment	5,230	—	—
Total assets	949,801	314,079	49,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loan	—	14,625	2,295
Accrued expenses and other liabilities	35,476	13,924	2,185
Amounts due to subsidiaries	1,577,280	1,559,394	244,703
Total current liabilities	1,612,756	1,587,943	249,183
Non-current liabilities:
Long-term bank and other borrowings, non-current portion	—	90,389	14,184
Derivative liability	—	5,863	920
Total liabilities	1,612,756	1,684,195	264,287

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-96,565,584 as of December 31, 2020 and 2021; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2020 and 2021, respectively)	68	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares‑45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2020 and 2021; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2020 and 2021, respectively)	37	37	6
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2020 and 2021, respectively)	(8)	(7)	(1)
Additional paid-in capital	1,840,026	1,936,552	303,887
Accumulated other comprehensive income (loss)	(46,429)	(29,496)	(4,629)
Accumulated deficit	(2,456,649)	(3,277,270)	(514,275)
Total shareholders’ equity (deficit)	(662,955)	(1,370,116)	(215,002)
Total liabilities and shareholders’ equity (deficit)	949,801	314,079	49,285

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(39,118)	(23,598)	(14,428)	(2,264)
Selling expenses	(2,938)	(2,969)	(2,090)	(328)
Operating loss	(42,056)	(26,567)	(16,518)	(2,592)
Equity in loss of subsidiaries	(514,070)	(621,932)	(793,117)	(124,458)
Interest income	1,977	588	—	—
Interest expense	(6,481)	(3,036)	(1,459)	(229)
Foreign exchange gain	8,104	(18,962)	(9,527)	(1,495)
Net loss	(552,526)	(669,909)	(820,621)	(128,774)
Other comprehensive income (loss), net of tax of nil foreign currency translation adjustments	(8,664)	50,856	14,821	2,326
Total other comprehensive (loss) income	(8,664)	50,856	14,821	2,326
Comprehensive loss	(561,190)	(619,053)	(805,800)	(126,448)

Condensed statements of cash flows

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(31,460)	9,041	(9,301)	(1,460)
Net cash (used in) generated from investing activities	311,716	(7,468)	(88,546)	(13,895)
Net cash (used in) generated from financing activities	(280,483)	—	110,876	17,399

Exchange rate effect on cash	45	(34)	(50)	(7)

Net (decrease) increase in cash	(182)	1,539	12,979	2,037
Cash at beginning of the year	722	540	2,079	326

Cash at end of the year	540	2,079	15,058	2,363

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

32.   SUBSEQUENT EVENTS

Failed sales-leaseback transaction

In February 2022, the Company’s subsidiary, Shanghai Medstar Financial Leasing Company Limited (“Shanghai Medstar”) entered into a failed sales-leaseback agreement with Zhejiang Marine Leasing Ltd, a related party of this Group, with the amount of RMB110,000 (US$17,261) and the term of five years. Shanghai Medstar acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. The Company has received the amount by the date of this report.

Establishment of new LLP

In February 2022, the Company’s subsidiary, Shanghai Medstar entered into a partnership agreement with Shanghai Xinfu enterprise management center LLP ("Shanghai Xinfu") to establish Shanghai Xinhe enterprise management center LLP in order to improve economic benefits and expand business scale. According to the partnership agreement, Shanghai Xinfu acts as general partner, Shanghai Medstar acts as limited partner, and the subscription amount of Shanghai Medstar is RMB220,000 (US$34,523).