Form 20-F
period 2022-12-31
Concord Medical Services Holdings Ltd
filed 2023-04-19
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

130,251,685 ordinary shares, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares, outstanding as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

Yes ☐ No ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents three Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Concord Medical,” “we,” “us,” “our company” or “our” refers to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;
●	“ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;
●	“PRC subsidiaries” refers to our subsidiaries incorporated in the People’s Republic of China, including Concord Healthcare Group Co., Ltd. (formerly known as Mezihong Jiahe Medical Science & Technology Development Group Co., Ltd.) (“Concord Healthcare”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Shanghai Taifeng Medical Technology Ltd., Shanghai Meizhong Jaihe General Practice Center (“Shanghai General Practice Clinic”), Medstar (Shanghai) Financial Leasing Co., Ltd., (“Shanghai Medstar”), Tianjin Concord Medical Technology Limited, Medstar (Guangzhou) Medical Technology Services Ltd., Jiaxue (Shanghai) Medical Technology Services Ltd., Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Beijing Proton Medical Center Co., Ltd (“Beijing Proton Medical Center”), Shanghai Concord Cancer Center (“Shanghai Hospital”), Shanghai Meizhong Jiahe Medical Image Diagnosis Limited (“Shanghai Imaging Center”), Shanghai Meizhong Jiahe Cancer Center (“Shanghai Outpatient Department”), Shenzhen Concord Medical Investment Limited, Datong Meizhong Jiahe Cancer Center (“Datong Hospital”), Datong Meizhong Jiahe Traditional Chinese Medical Center (“Datong Clinic”), Shanghai Taizhi Medical Technology Services Ltd., Beijing Yundu Internet Technology Co., Ltd. (“Beijing Yundu”), Guangzhou Concord Cancer Center (“Guangzhou Hospital”), Ningbo Jiahe Hospital Management Ltd., Yinchuan Meizhong Jiahe Internet Hospital Ltd., Guangzhou Concord Hospital Management Ltd. (formerly known as Guangzhou New Spring Hospital Management Ltd.) (“Guangzhou Concord Management”), Guangzhou Concord Medical Center Ltd. (formerly known as Guangzhou New Spring Medical Center Ltd.) (“Guangzhou Outpatient Department”), Guangzhou Concord Medical Sci-Tech Innovation Center Ltd., Guangzhou Meizhong Jiahe Medical Technology Services Ltd., Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”), Beijing Healthingkon Data, Technology Ltd., Beijing Concord Medical Technology Limited, Taizhou Concord Leasing Ltd., Wuxi Concord Medical Development Ltd., Wuxi Meizhong Jiahe Cancer Center (“Wuxi Hospital”), and Guangzhou Concord Pharmacy Co., Ltd.;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“£” refers to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and
●	“SGD” or “Singapore dollars” refers to the legal currency of Singapore.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 14, 2023, the noon buying rate was RMB6.8690 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board.

Concord Medical is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our PRC subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the Chinese operating companies. While we do not operate in an industry that is currently subject to foreign ownership limitations in China, PRC regulatory authorities could decide to limit foreign ownership in our industry in the future, in which case there could be a risk that we would be unable to do business in China as we are currently structured. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ADSs you invest in may significantly decline or become worthless. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially adversely affect us.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, and oversight on cybersecurity, data privacy and personal information. These risksmay cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Risk Factors—Risks Related to Doing Business in China.”

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (United States) (“PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Comission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs will be delisted from the New York Stock Exchange (the “NYSE”), and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Risk Factors—Risks Related to Doing Business in China—The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCCA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

As part of our growth strategy, we plan to establish and operate proton centers, and cancer hospitals and clinics that will focus on providing a variety of radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, we have completed the construction of the proton center of our Guangzhou Hospital, and plan to offer proton therapy treatment services with which we have had no prior experience. In addition, we expect to complete the construction of the proton center of Shanghai Hospital deployed with the proton equipment in 2025.

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

Based on our existing medical equipment and consumable sales services, we have integrated our online and offline medical resources into our cloud system solutions consisting of various cloud platforms, to offer our hospital clients a range of cloud-based services. In particular, in 2020 and 2021, we launched Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform, Jiahe Yunying Remote Imaging Information Diagnosis Platform and Jiahe Cloud Asset Management Platform. It is difficult to predict the needs and demands of our clients. Our new services may not be well received by our clients, and newly introduced services may not achieve expected results. Furthermore, the cloud system solutions require specialized knowledge of the industry and comprehensive understanding of the market of medical equipment and consumables. We may misjudge the trend of the industry and the market, and may not be able to develop the appropriate solutions for our clients. The efforts to introduce new services may require substantial investments of additional human capital and financial resources. If we fail to improve our existing services or introduce new ones in a timely or cost-effective manner, our ability to attract and retain clients may be impaired, and our results of operations and prospects may be adversely affected.

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

We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was delayed due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in 2024 and complete the follow-on construction of its proton center in 2025. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2023. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, we need to recruit medical professionals and other personnel and train them properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife systems, positron emission tomography-magnetic resonance (“PET-MR”) scanners and proton therapy systems.

The planning, designing and constructing the cancer hospitals and clinics require significant time commitments from our management and other personnel, as well as substantial operational, financial and other resources. In addition, the installment, adjustment and clinical trial processes for proton therapy systems can be lengthy, and we may fail to obtain relevant regulatory approvals for numerous reasons, many of which are beyond our control. If we cannot manage the hospital construction process properly or if there is any delay or interruption in the process, our operating and financial results will be adversely affected.

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

We had losses, negative cash flows from operating activities and net current liabilities, and we may incur losses and negative cash flows from operating activities and experience net current liabilities in the future.

In 2020, 2021 and 2022, we had net loss of RMB404.0 million, RMB522.7 million and RMB769.0 million (US$111.5 million), respectively, and negative cash flows from operating activities of RMB359.3 million and RMB216.7 million (US$31.4 million) in 2021 and 2022, respectively. As of December 31, 2022, we had an accumulated deficit of RMB3,766.9 million (US$546.2 million) and a total shareholders’ deficit of RMB1,864.0 million (US$270.3 million). As of the same date, we had net current liabilities of RMB361.4 million (US$52.4 million). These conditions raised substantial doubt about our ability to continue as a going concern. We cannot anticipate when, if ever, we will become profitable. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

In January and March 2023, we entered into two loan agreements with Bank of Nanjing and Shanghai Qianlai Industrial Co., Ltd (“Shanghai Qianlai”), respectively, with an aggregate amount of RMB68.5 million (US$9.9 million) received as of the date of this annual report. We will focus on the following activities: (1) we plan to seek additional equity and debt financing from new investors into our hospital and network business operation and extend the terms of current loans; (2) we plan to improve the profitability of network business and hospital business through upgrading cloud system solutions, developing internet hospital business, accelerating the transformation of scientific research and training achievements into clinical application and so on; and (3) we are currently focusing on improving operational efficiency and reducing cost to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. We may not have sufficient cash to meet our capital expenditure requirements in the future, which could materially and negatively affect the price of our ADSs and our ability to enter into critical contractual relations with third parties. In addition, we may fail to generate current assets to the extent that the aggregate amount of our current assets exceeds the aggregate current liabilities and, therefore, may continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, financial condition and results of operations.

Our indebtedness and large repayment sums may materially and adversely affect our liquidity and ability to respond to adverse economic and industry conditions.

As of December 31, 2022, we had RMB168.6 million (US$24.4 million) in short-term borrowings outstanding and RMB344.0 million (US$49.9 million) in the current portion of long-term bank and other borrowings. In order to secure our bank and other borrowings, we may grant security interests over our medical equipment and other assets from time to time. As of December 31, 2022, we granted security interests over equipment with a net carrying value of RMB412.7 million (US$59.8 million), representing 12.7 % of the net value of our net property, plant and equipment of RMB3,259.1 million (US$472.5 million) as of the same date, accounts receivable with a net carrying value of RMB11.2 million (US$1.6 million), land use rights with a net carrying value of RMB396.0 million (US$57.4 million), construction in progress with a net carrying value of RMB1,754.2 million (US$254.3 million), and long-term investments with a carrying value of RMB179.2 million (US$26.0 million) as of December 31, 2022. In the past, we also granted security interests over other assets, such as accounts receivable including lease receivables, land use rights, and construction in progress. We may grant additional security interests over our assets in the future. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Indebtedness.” Any failure to satisfy our obligations under these loans could lead to foreclosure of the assets that secure these loans, suspension of operation of relevant hospitals in which such medical equipment is used, delay or interruption of relevant hospital construction projects, or otherwise damage our reputation in the medical community and our relationship with our hospital partners, all of which could materially adversely affect our business, financial condition and results of operation.

In addition, due to these borrowings, we are exposed to interest rate risk resulting from interest rate fluctuations. As of December 31, 2021 and 2022, the short-term bank and other borrowing bore a weighted average interest of 5.86% and 6.60% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 6.31% and 6.48% per annum, respectively. Escalation of prevailing interest rates could substantially increase our finance costs, which could materially and adversely affect our business, financial condition and results of operation.

We are subject to certain restrictive covenants under the terms of our bank borrowings, which are commonly found in loan arrangements with financial institutions in China, and may restrict or otherwise adversely affect our operations. These covenants may restrict, among other things, the use of proceeds and pledged assets related to the borrowings and our ability to incur additional debt or make guarantees, engage in change-in-control transactions, make long-term investments, incur liens to third parties, pay dividends or distributions on our capital stock, transfer indebtedness, sell, transfer or otherwise dispose of assets related to the borrowings, and reduce our working capital. Furthermore, some of our bank borrowings are subject to the fulfillment of covenants relating to certain of our financial ratios, as are commonly found in loan arrangements with financial institutions. If we were to breach the covenants, we cannot assure you that we would be able to obtain a waiver in a timely manner, on acceptable terms or at all. As a result, we would be in default of such loans, and the relevant counterparty could elect to declare the loans, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collaterals or pledged assets securing such loans. If the loans were to be accelerated, our business and liquidity could nevertheless be subject to adverse effects. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other protections available to the counterparties under these loans, including the granting of additional security interests in collaterals or pledged assets, which could adversely affect our business, results of operations, financial condition, and our ability to acquire additional capital resources.

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

We have historically derived a large portion of our total net revenues from a limited number of hospital partners. In 2020, 2021 and 2022, net revenues derived from our top five hospital partners were approximately 22.7%, 17.1% and 15.9%, respectively, of our total net revenues. The largest hospital partner accounted for 5.9%, 8.3% and 5.0% of our total net revenues during those periods, respectively.

Cooperative centers located in Henan Province, Hubei Province and Shandong Province accounted for 10.6%, 8.1% and 5.9%, respectively, of our total net revenues in 2020. Cooperative centers located in Beijing Municipality, Chongqing Municipality and Inner Mongolia Autonomous Region accounted for 43.0%, 12.3% and 6.9%, respectively, of our total net revenues in 2021. Cooperative centers located in Beijing Municipality, Hubei Province and Henan Province accounted for 35.9%, 18.1% and 15.3%, respectively, of our total net revenues in 2022.

Such revenue concentration may continue in the future. Due to the concentration of our revenues and our dependence on a limited number of hospital partners, any one or more of the following events may cause material fluctuations or declines in our revenues and materially adversely affect our financial condition, results of operations and prospects:

●	reduction in the number of patient visits at the cooperative centers located at these hospital partners;
●	loss of key experienced medical professionals;
●	decrease in the profitability of such centers;
●	failure to maintain or renew our agreements with these hospital partners;
●	any failure of these hospital partners to pay us our contracted percentage of any such center’s revenue net of specified operating expenses;
●	any regulatory changes in the geographic areas where our hospital partners are located; or
●	any other disputes with these hospital partners.

In addition, the top five of our hospital partners in terms of revenue contribution, accounted for 39.8% of our total network accounts receivable as of December 31, 2022. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

Any failure by our hospital partners to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could materially adversely affect our business and financial condition.

We have established most of the cooperative centers in our network through long-term lease and management services arrangements with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements from time to time. Our hospital partners typically collect payments for treatment and diagnostic imaging services provided in cooperative centers in our network and then transfer our contracted percentage of such revenue net of specific operating expenses to us on a periodic basis.

Our total outstanding accounts receivable from our hospital partners were RMB120.6 million and RMB111.8 million (US$16.2 million) as of December 31, 2021 and 2022, respectively. As of December 31, 2022, approximately 4.0% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2021 were still outstanding. In 2020, 2021 and 2022, accounts receivable was RMB1.7 million, RMB2.0 million and nil were written off as uncollectible, respectively.

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

In 2020, 2021 and 2022, net revenues derived from our cancer hospitals and clinics located in Shanghai and Guangzhou accounted for 32.9%, 29.0% and 42.4%, respectively, of our total net revenues in the same periods. Going forward, we expect that a large part of our net revenues will remain dependent on our cancer hospitals located in Shanghai and Guangzhou, especially as we are in the process of expanding our hospital operations in such regions. We are therefore sensitive to the regulatory, economic, environmental and competitive conditions, as well as the public health landscape, in such regions. In addition, the business of our hospitals and clinics may also be materially and adversely affected if any economic downturn in these regions were to result in patients cutting back on spending on oncology healthcare services. In the event that the average spending power of the population decreases or the economic growth in Shanghai and Guangzhou slows down, demand for medical services, especially for the premium oncology healthcare services in private hospitals, may substantially decrease, and our results of operation and profitability may be adversely affected. Furthermore, significant changes in the laws and regulations governing the healthcare industry in Shanghai and Guangzhou, such as those in relation to the medical professional licensing system, qualification and compliance requirements for medical institutions, may have a material effect on our business operations.

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

In medical insurance designated medical institutions in China, being the medical institutions that are eligible for public medical insurance coverage, patients may make partial payments if the medical bills are not fully covered, with the remaining fees payable to be settled between us and the relevant public medical insurance authorities. As such, whether a medical institution is eligible for public medical insurance coverage could affect its acceptance among potential patients. As of the date of this annual report, four of our cancer hospitals and clinics including Guangzhou Hospital, Datong Hospital, Guangzhou Outpatient Department and Shanghai Outpatient Department were medical insurance designated medical institutions in China. In 2020, 2021 and 2022, net revenues derived from settlement through public medical insurance programs accounted for approximately 15%, 10% and 16% of our total net revenues for the same periods, respectively. We expect to continue to receive a significant portion of our total medical bill payments under public medical insurance programs in China.

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

The majority of patients in our existing cancer hospitals and cooperative centers are covered under public medical insurance. We settle payments with local medical insurance agencies on a regular basis. For example, patients at Shanghai Outpatient Department can enjoy public medical insurance reimbursement for our services including outpatient consultation, chemotherapy, accelerator radiotherapy, laboratory tests and imaging tests (such as MRI, CT, B-ultrasound, mammography, electrocardiogram). Furthermore, patients who live in the Yangtze River Delta region outside Shanghai can also enjoy public medical insurance reimbursement for services at our Shanghai Outpatient Department under the off-site settlement program. However, for certain international-standard cancer treatments, especially radiotherapy services, we provide or plan to provide, our patients may need to self-pay or be covered under various commercial insurance coverages. We will need to negotiate with various insurance companies, both domestic and international, to enroll our cancer hospitals and clinics in their coverages. We cannot assure you that we can establish and manage the business relationship with insurance companies properly and effectively. Without the public medical insurance coverage, our future revenue may not meet our forecasts and profitability will be adversely affected. We may also face collection risks as commercial insurance companies may not pay for certain clinical procedures.

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

Pursuant to the Administrative Measures on the Procurement and Use of Large Medical Equipment jointly promulgated by the NHC and National Medical Products Administration on March 3, 2023 and came into effect on the same day, the PRC government regulates large medical equipment through the classified and hierarchical allocation plan and through the issuance of the large medical equipment procurement licenseaccording to the catalogue. The catalogue divides large medical equipment into Class A and Class B.

For medical equipment classified as Class A large medical equipment, which includes proton therapy systems, the NHC conducts procurement planning and approval. In addition, the NHC issues large medical equipment procurement licenses. For medical equipment classified as Class B large medical equipment, which includes PET-MR scanners, gamma knife systems, PET-CT scanners and linear accelerators, the relevant provincial healthcare administrative authorities conduct procurement planning and approval.

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

Although the current number of procurement licenses available did not significantly impact our expansion plans in 2022, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our cancer hospitals and clinics to obtain such licenses, may affect our expansion plan going forward. Any of the foregoing could materially adversely affect our future prospects.

In addition, for certain of the medical equipment that we intend to install and operate in our cancer hospitals and clinics, we will need to obtain large medical equipment procurement licenses from the NHC or provincial level healthcare administrative authorities. We may not be able to obtain such licenses in a timely manner or at all, which could delay or prevent the opening of our cancer hospitals and clinics, and could materially adversely affect our growth strategy and results of operations. See “—Risks Related to Our Business and Industry—We plan to establish and operate proton centers, and cancer hospitals and clinics that will be majority-owned by us and are subject to significant risks.”

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

Each of our cancer hospitals and clinics in China that we majority-own must obtain a radiation safety permit from the MEP and a radiotherapy permit, medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our cancer hospitals and clinics, which could materially adversely affect our business, financial condition and results of operation. See “—Risks Related to Our Company—We plan to establish and operate proton centers, and cancer hospitals and clinics that will be majority-owned by us and are subject to significant risks.”

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

We do not carry professional malpractice liability insurance or other liability insurance at many cooperative centers in our network because the professional malpractice liability insurance is to be purchased by the hospital partners. At our own cancer hospitals and clinics, we will likely face direct liability claims for any such incidents. However, even at the cancer hospitals and clinics that we do carry the professional malpractice liability insurance or other liability insurance, it may not be sufficient to cover any potential liability resulting from such claims. As a result, our business and operations could be materially and adversely affected.

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

We depend on the key members of our management team and of our material subsidiaries, such as Dr. Jianyu Yang, chairman and our chief executive officer, and Mr. Boxun Zhang, our chief financial officer, as well as other key personnel for the continued growth of our business. The loss of any of these key members or other key personnel could delay the implementation of our business strategy and adversely affect our operations. Our future success also depends in large part on our ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful, it may be more difficult for us to execute our business strategy.

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

Our business is subject to seasonality.

During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals. Since our cooperative centers are located within the government hospitals, they are subjected to seasonality of patient traffic as well. Our cancer hospitals and clinics will also be affected by seasonality, although to a lesser degree, as cancer patients need to receive treatment and diagnosis immediately. If we cannot manage and mitigate the seasonality effectively, our financial and operational results will be adversely affected.

We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may materially adversely affect our business.

We have applied for and obtained the registration of our trademark “Medstar” and a total of 92 other trademarks, including “Concord Medical,” in China to protect our corporate name as of the date of this annual report. We also owned the rights to 90 domain names that we use in connection with our business as of the same date. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademarks or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

The technology used in some of our radiotherapy equipment, particularly the head gamma knife and the proton therapy system, has been in use for a limited period of time and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use.

The technology in some of our radiotherapy equipment, particularly the head gamma knife system and the proton therapy system, has been in use for a limited period of time, and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use. As a result, such technology may not gain acceptance by doctors and patients in China or may lose any acceptance previously gained if negative information concerning their effectiveness or safety emerges.

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

We believe our planned proton centers, including those in Guangzhou Hospital and Shanghai Hospital, will offer the most advanced and cutting-edge treatment to cancer patients in China, including proton therapy, the most sophisticated radiotherapy currently available in the market. While considered the most accurate and effective radiotherapy mode at this time, proton therapy treatment may be overtaken by new trends or breakthroughs in the radiotherapy market. For instance, there is a trend of miniaturization of proton therapy equipment, which delivers the same treatment at lower upfront investments and physical specifications.

Although the miniature proton therapy equipment is not widely adopted, if the trend becomes popular, we may face more competition as capital expenditures for proton centers will be substantially lower and more hospitals and institutions enter into the segment and offer the treatment at lower prices. We need to follow the technology development closely or face the risk of lower cost alternative treatments.

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

In addition, as China’s healthcare reform deepens and more private hospitals enter into the market, more hospitals will offer differentiated services that are not currently available in China’s healthcare service market. The high-net-worth population usually has access and resources to the best hospitals and medical experts in China. To reach this group of patients, we need to establish our industry position and reputation as the best cancer specialty service provider in China, which offers comparable or better services than other domestic and international hospitals. Our cancer hospitals and clinics will face growing competition from other private and international hospitals in China. If we cannot establish a set of proper medical protocols and build up a strong reputation among patients, our revenue and profits will be affected adversely.

In recent years, national policy of limiting foreign investment in the healthcare industry has been relaxed, foreign hospitals constantly influx the Chinese market, and Chinese patients have gradually sought healthcare services in the overseas market, such as Japan, Korea, other Southeast Asian countries. We also face the risks of loss of patient sources.

As China’s healthcare reforms progress and restrictions are relaxed on private and international investments, more international hospitals are planning to enter into the Chinese healthcare service market. As a result, our cancer hospitals and clinics face future competition from international hospitals, many of which will target the same high net-worth population. However, if we cannot execute our strategy properly, our operation and financial conditions will be affected.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2022 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. See “Item 15. Controls and Procedures.”

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ordinary shares or ADSs.

We believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended on December 31, 2022, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock (including our ordinary shares and ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares or ADSs.

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

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. In addition, the impact of COVID-19 on the Chinese and global economies was severe from 2019 to 2022 and may subject to further uncertainties The Chinese government has implemented measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

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

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our cancer hospitals and network of radiotherapy and diagnostic imaging centers are located across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. Since December 2019, an outbreak of respiratory illness caused by the COVID-19 has and is continuing to spread rapidly throughout the world. The PRC government has taken certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses. The outbreak has negatively impacted the operations of our cancer hospitals and cooperative centers in China. For example, in the spring of 2022, there was an uptick in cases in Shanghai, caused by the highly contagious Omicron variant. The outbreak in Shanghai spread to many other provinces and cities in China. Certain travel restrictions and other limitations were imposed in various places in response to these new cases. As a result of local government measures to contain the regional resurgence of COVID-19, certain of our medical institutions in Shanghai experienced temporary closure in the first half of 2022. In addition, due to the temporary travel restrictions and stay-at-home orders during the regional COVID-19 resurgence in Guangzhou city in the second half of 2022 and in Datong city in October and November 2022, our Guangzhou Hospital, Guangzhou Outpatient Department and Datong Hospital have experienced patient appointment cancellations and difficulties for employees to work on-site in such periods. The emergence of such regional instances and the corresponding restrictive measures are beyond our control and may subject our operations to uncertainties. We have also experienced certain negative impact of COVID-19 pandemic on our network business, primarily including (1) the delay in logistics for delivery, installation and acceptance of medical equipment, primarily including large-scale medical equipment, as impacted by the less frequent transportation and travel restrictions for the relevant technical staff amid the regional resurgence of COVID-19 pandemic in 2022, and (2) reduced offline marketing activities amid the temporary government-mandated travel restrictions or bans to contain the spread of the COVID-19, especially in Shanghai.

Furthermore, the PRC governments at all levels began to significantly lift the restrictive measures aimed at controlling the spread of the COVID-19 virus in December 2022, and there have been a noticeable uptick in infections among people, which could result in enterprises imposing their own alternative working arrangements. Thus, our Guangzhou Outpatient Department and Shanghai Imaging Center have experienced decrease in outpatient visits and difficulties for employees to work on-site in December 2022. As a result, we experienced difficulties managing the daily operation of such medical institutions amid the COVID-19 resurgence. In addition, the completion time for exterior wall construction for Shanghai Hospital was expected to be postponed from June 30, 2021 to January 2023 due to the lack of labor in Shanghai during the COVID-19 pandemic. If the impact of COVID-19, including subsequent outbreaks driven by new variants, is prolonged or further escalate, additional or even all of our operations could be disrupted or even temporarily suspended. We could also face sanctions, fines and claims against us if we fail to provide sufficient protection to our medical professionals during their treatment of COVID-19 patients. All of these factors could have a material adverse effect on our business, results of operations and financial condition.

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

We conduct our operations primarily in China through our subsidiaries established in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. For example, laws regulating foreign investment in China include the PRC Foreign Investment Law, effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, effective from January 1, 2020. The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the PRC State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ADSs you invest in may significantly decline or become worthless. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us.

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

The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares and ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, the ADSs will be delisted from the NYSE and our shares and ADSs will not be permitted for trading over the counter either. If our shares and ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on NYSE prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Any failure to obtain or delay in obtaining approvals and and completing filing procedures from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review, for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On October 29, 2021, the CAC publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor who provides to an overseas recipient important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer (the “Security Assessment Measures”) was adopted on July 7, 2022 with the effect from September 1, 2022.

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

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of the ADSs. In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in the ADSs. Such volatility also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of the ADSs, distort the market perception of the price of the ADSs, and our financial performance and public image, and negatively affect the long-term liquidity of the ADSs, regardless of our actual or expected operating performance.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a half-yearly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices that differ significantly from the corporate governance requirements of the NYSE. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements.

As a foreign private issuer, we are permitted to elect to rely on home country practice to be exempt from certain corporate governance requirements of the NYSE. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For instance, we are not required to: (1) have a majority of the board of directors be independent; (2) have a compensation committee or a corporate governance and nominating committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We have relied on and intend to continue to rely on some of these exemptions. See “Item 16G. Corporate Governance.” As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of any investment in the ADSs could be greatly reduced or rendered worthless.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

We may not be able to satisfy listing requirements of the NYSE or obtain or maintain a listing of the ADSs on the NYSE.

As the ADSs are listed on the NYSE, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the NYSE’s listing requirements, or if we fail to meet any of the NYSE’s listing standards, the ADSs may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. The delisting of the ADSs from the NYSE could significantly impair our ability to raise capital and the value of your investment.

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

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interests in China Medstar Pte. Ltd. (“China Medstar,” subsequently known as Concord Medical Services (International) Pte. Ltd.), together with its wholly owned PRC subsidiary, Shanghai Medstar, for approximately £17.1 million. China Medstar, through its then subsidiary Shanghai Medstar, provided medical equipment leasing and management services to hospitals in the PRC. In 2009, 100% of the equity interests in Shanghai Medstar were transferred from China Medstar to Ascendium.

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

On January 25, 2016, Concord Healthcare completed its listing on the National Equities Exchange and Quotations, (“NEEQ”) which is also known as the New Third Board in China, for a private placement financing. In September and December 2016, Concord Healthcare completed two rounds of private offerings of additional shares and received proceeds of approximately RMB141.7 million, after which we held an 85.34% equity interest in Concord Healthcare. In February 2018, Concord Healthcare was delisted from NEEQ.

We had previously entered into a series of cooperation agreements with Chang’an Information Industry (Group) Co., Ltd. and certain other shareholder of Beijing Proton Medical Center, which contemplated for us to invest equity capital to Beijing Proton Medical Center project. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. 100% of the equity interests in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a total consideration of RMB100.6 million. As a result, we indirectly held an 80% equity interest in Beijing Proton Medical Center through Beijing Century Friendship and King Cheers. Beijing Century Friendship previously enaged in the establishment and construction of Beijing Proton Medical Center. As of the date of this annual report, the cooperation agreements for the Beijing Proton Medical Center project have been terminated. See “—B. Business Overview—Legal and Administrative Proceedings.”

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

In April 2017, ZR Guofu and we entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. Among others, during 2017, Guofu Huimei acquired a 78.31% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a consideration of RMB388.5 million and a 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB182.1 million through capital injections. As a result of the foregoing, our effective equity interest in Beijing Century Friendship decreased from 100% to 42.1%, our total effective equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%, and our total effective equity interest in Shanghai Outpatient Department was 49.48% (after more acquisitions by our other subsidiaries in 2017). In June 2018, Concord Healthcare entered into agreements with Guofu Huimei to purchase its 78.31% equity interest in Beijing Century Friendship and 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB388.5 million and RMB182.1 million, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its original investments in Guofu Huimei. Therefore, we held a 100% equity interest in Beijing Century Friendship, an 80% equity interest in Beijing Proton Medical Center and a 90% equity interest in Shanghai Outpatient Department through our wholly-owned or majority-owned subsidiaries upon execution and closing of the agreement. In October 2018, we obtained the control of Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Outpatient Department. As of the date of this annual report, we held a 100.0% equity interest in Beijing Century Friendship and an 80.0% equity interest in Beijing Proton Medical Center.

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

In March 2018 and July 2018, we, the investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited, and other investors entered into agreements pursuant to which the parties jointly made a strategic investment in our subsidiary, Concord Healthcare. The total investment was RMB1.5 billion. Upon completion of the investment, those investment institutions led by CICC Capital and the other minority investors held a total of approximately 40% of the equity interests in Concord Healthcare and our equity interest in Concord Healthcare was diluted to approximately 60%. As of December 31, 2019, our effective equity interest in Concord Healthcare was approximately 60%. In February 2020, we and CITIC Industrial Investment Group Limited (“CITIC”) entered into agreements pursuant to which CITIC will make an investment of approximately RMB700.0 million in Concord Healthcare, subject to the satisfaction of closing conditions. Upon completion in March 2020, our ownership in Concord Healthcare was diluted from approximately 60% to approximately 50%. In April 2021, we entered into an investment agreement with five entities and one individual, pursuant to which these investors subscribed an aggregate of 18,805,826 newly issued shares of Concord Healthcare with a total consideration of RMB400.0 million. In April 2022, we transferred 2.05% of the equity interest in Concord Healthcare to Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”), the limited partner of which is Shanghai Medstar. After the completion of all transactions mentioned above, our equity interest in Concord Healthcare had been diluted to 43.90% as of December 31, 2022. In December 2020 and April 2021, we obtained declaration of certain noncontrolling shareholders, pursuant to which they irrevocably delegate their voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period they own the equity interest in Concord Healthcare. In April 2022, we obtained the declaration of Shanghai Xinhe, pursuant to which it irrevocably delegates its voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period it owns the equity interest in Concord Healthcare. We remained control of Concord Healthcare with 50.23% of the voting right of Concord Healthcare as of December 31, 2022.

We established Shanghai Imaging Center in January 2018, which commenced operation in April 2020. Through Shanghai Imaging Center, we introduce world-class diagnostic technology and management services, covering the Yangtze River Delta Region through a remote sharing consultation platform, and provide a full range of imaging diagnosis and high-quality services for domestic and foreign commercial insurance patients.

On February 28, 2019, CMS Holdings entered into a shares purchase agreement with Merge Limited to purchase 20% equity interest of Zhejiang Marine Leasing Ltd (“Zhejiang Marine”) to expand our medical equipment leasing and management business. As we held 20% equity interest in and had the ability to exercise significant influence over the Zhejiang Marine, we applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became our associate company since then.

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

Concord Healthcare, our subsidiary, filed an application to list a minority stake of its shares (the “Concord Healthcare Shares”) on The Stock Exchange of Hong Kong Limited (the “HKSE”) (the “HK Listing”) on May 31, 2022 and refiled the application on January 30, 2023  following the expiry of the intial application (collectively, the “Application”). The Application is accessible through the Hong Kong Stock Exchange’s website at www.hkexnews.hk. The HK Listing is subject to the approval from the Listing Committee of the HKSE for listing of, and permission to deal in, the Concord Healthcare Shares, and the final decisions of the respective board of directors of our company and Concord Healthcare with respect to a number of factors, including but not limited to, valuation and prevailing market conditions.

On December 12, 2022, Guangzhou Concord Pharmacy Co., Ltd. was established under the laws of the PRC with a registered capital of RMB10 million, which is owned as to 70% by Concord Healthcare and as to 30% by Guangzhou Concord Medical Sci-Tech Innovation Center Ltd.

In December 2022, we entered into a shares transfer agreement with Shanghai Epu Supply Chain Technology Co. Ltd (“Shanghai Epu”) and Shanghai Rongsheng Medical Management Co., Ltd (“Shanghai Rongsheng”), pursuant to which we sold all the equity interests in Guofu Huimei including 91.4% of the equity interests in Guofu Huimei held by Medstar SH, and 8.6% of the equity interests in Guofu Huimei held by Beijing Concord Medical Technology Limited and its subsidiaries, to Shanghai Epu and Shanghai Rongsheng at the consideration of RMB190.0 million. The sale and the equity interest transfer were completed on December 26, 2022. As a result of the completion of such transaction, we disposed of our equity interests in Guofu Huimei and its subsidiaries, namely Tianjin Jiatai, Shanghai Rongchi, Oriental Light Group Limited and China Medstar.

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of December 31, 2022.

As of the date of this annual report, we conduct substantially all of our operations through Datong Hospital, Shanghai Imaging Center, Guangzhou Outpatient Department, Guangzhou Hospital, Shanghai Outpatient Department, Shanghai General Practice Clinic and Yinchuan Meizhong Jiahe Internet Hospital Ltd. in PRC for our hospital business and the following subsidiaries for our network business in the PRC:

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

Initial Public Offering

On December 11, 2009, our ADSs were listed on the NYSE.

Dual Class Share Structure

In January 2015, our shareholders approved the creation of a dual class share structure. In October 2018, Bluestone Holdings Limited, a company indirectly wholly owned by Mr. Zheng Cheng, transferred its shares in Morgancreek to companies wholly owned by Mr. Hao Zhou and Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, respectively. On the same day, all the Class A ordinary shares held by Morgancreek were converted into Class B ordinary shares. Morgancreek transferred 7,500,000 Class B ordinary shares to Bluestone. Upon completion of these transactions, Mr. Zhou and Ms. Zhang indirectly hold 30% and 70% shares of Morgancreek, respectively, and Dr. Cheng holds ordinary shares of our company through Bluestone. As of the date of this annual report, 130,251,685 ordinary shares were outstanding, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes.

B.Business Overview

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. Through our network business, we also empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2022, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. As of the same date, we provided equipment leasing and comprehensive support services for 14 cooperative centers based in 11 hospitals, spanning over 11 cities across eight provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health). We also provide other services, primarily including medical solutions and support services, as part of our network business to other enterprise customers.

Cancer has become a serious global public health problem. According to the independent industry report prepared by our industry consultant, China had a large number of newly diagnosed cancer patients and cancer-related deaths in 2021, accounting for approximately 23% of the new cancer cases and 27% of the cancer-related deaths worldwide. However, China’s oncology healthcare service is still in the early stages of development facing challenges in the scarcity and uneven distribution of medical resources, resulting in patient overcrowding especially in public hospitals in first-tier cities. With the growing demand and improving access for cancer treatment, the market size of China’s oncology healthcare service market, in terms of revenue, grew from RMB265.6 billion in 2016 to RMB466.1 billion in 2021, at a CAGR of 11.9%, and is expected to reach RMB719.2 billion in 2025, at a CAGR of 11.5% from 2021 to 2025. Mortality of cancer per year in China increased from approximately 2.4 million in 2016 to approximately 2.7 million in 2021 and is estimated to reach approximately 3.2 million in 2025. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population and obesity prevalence.

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

We have established most of the cooperative centers in our network through long-term lease and management services arrangements with our hospital partners. Under these arrangements, we receive a contracted percentage of each cooperative center’s revenue. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, PET-CT scanner or MRI scanner. We provide clinical support services to doctors who work in the cooperative centers in our network. These services include developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. In addition, we help recruit and determine the compensation of doctors and other medical personnel in our network and are typically in charge of most of the non-clinical aspects of the centers’ daily operations, including marketing, training and administrative duties. Our hospital partners are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of the doctors in accordance with regulations.

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

We are in the process of establishing and operating new cancer hospitals and proton centers in China to develop our hospital business. We have one planned hospital in China, namely Shanghai Hospital, and two hospitals in operation in China, namely Guangzhou Hospital and Datong Hospital, which provide premium cancer treatment services to our patients. We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in 2024 and complete the follow-on construction of its proton center in 2025. We also commenced construction of Guangzhou Hospital in November 2017, and the construction was completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we also plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2023.

Shanghai Imaging Center has officially opened and has commenced operation since April 2020. Shanghai Imaging Center is located on the second floor of the Medical Technology Center of Shanghai Xinhongqiao International Medical Park (the “Xinhongqiao Park”), which is the center of the Xinhongqiao Park. Shanghai Imaging Center provides high-quality diagnostic imaging services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Xinhongqiao Park. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, PET-CT and PET-MR, have been installed in Shanghai Imaging Center.

We believe our planned proton centers will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton therapy, the most sophisticated radiotherapy currently available in the market. Proton therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. We have completed the construction of the proton center of our Guangzhou Hospital, and we expect to complete the construction of the proton center of Shanghai Hospital deployed with the proton equipment in 2025. In addition, we commenced the construction of Beijing Proton Medical Center in June 2017. The construction was suspended and delayed due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations under the related cooperation agreements. As of the date of this annual report, the cooperation agreements for the Beijing Proton Medical Center project have been terminated. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. In November 2018, MD Anderson Proton Therapy Center reached an agreement with MD Anderson to sell all its assets and liabilities to MD Anderson, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP. at a consideration of RMB212.9 million. As a result, we disposed of our equity intesrest in MD Anderson Proton Therapy Center.

Public hospitals in China received more budget form the government during the COVID-19 pandemic, and many public hospitals plan to spend the extra budget on medical equipment. We take the advantage of the expanding market of medical equipment and are developing our cloud system solutions from our existing medical equipment and consumable sales services. We have integrated our online and offline medical resources into our cloud system solutions which consists of various cloud platforms to offer a range of cloud-based services, including primarily digitalized display and processing of diagnostic pathology and diagnostic imaging results; remote consultation, radiation modeling, therapy customization and quality control; medical equipment supply chain management; as well as joint research, training and technological support. Our cloud system solutions serve to improve the oncology healthcare service quality in remote or less economically-developed regions and alleviate the uneven distribution of critical healthcare resources in China. Specifically, in 2020 and 2021, we launched Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform, Jiahe Yunying Remote Imaging Information Diagnosis Platform and Jiahe Cloud Asset Management Platform, as integral components to our cloud system solutions which focus on the efficiency and efficacy of cancer diagnosis and treatment.

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

Our business structure has evolved in recent years through the development of new cancer hospitals and clinics, such as Guangzhou Hospital which commenced operation in June 2021, and cancer clinics, such as Shanghai General Practice Clinic which commented operation in September 2021. Our total net revenues were RMB223.0 million, RMB485.6 million and RMB472.1 million (US$68.4 million) in 2020, 2021 and 2022, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues” regarding our total net revenues by segments and our total net revenues by geographic regions in 2020, 2021 and 2022. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Hospital Business

We provide a full cycle of premium oncology healthcare services including screening, diagnosis, treatment and post-treatment health management to patients through our self-owned cancer hospitals and clinics. As of December 31, 2022, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2022. Leveraging our accumulated oncology healthcare technology and experience, we strive to provide increasingly more personalized and comprehensive services through omni-channels to meet the evolving demands of cancer patients in China.

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

We commenced our strategic collaboration with MD Anderson initially with several clinical and quality management programs in 2015. We renewed our collaboration in 2020 for another ten years by entering into a consulting agreement between Concord Hospital Management Group Ltd. (“Concord HK”), our wholly owned subsidiary in Hong Kong, and MD Anderson. Pursuant to our collaboration, MD Anderson has been providing us with comprehensive consultation and support in the form of, among others, clinical practice development, cancer center development, medical direction, physician and staff education, as well as research, strategic and business support to our local operations, primarily including our cancer hospitals and clinics in China. Our cancer hospitals and clinics have continued to benefit from MD Anderson’s expertise in cutting-edge cancer treatment, such as proton therapy and precision radiation therapy, and the associated quality control protocols and methodologies, such as their longstanding MDT practice guideline. In return of the collaboration, Concord HK pays fixed installment service fees to MD Anderson. At the other hand, Concord Healthcare, our operating subsidiary in China that manages our local cancer hospitals and clinics, compensates Concord HK at cost under the collaboration program.

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

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Hospital, a 400-bed cancer hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the NHC of Guangdong Province. Guangzhou Hospital was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017 and completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2023.

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

Shanghai Hospital

Shanghai Hospital is designed to be a comprehensive cancer hospital with 400 beds and a planned gross floor area of 158,769 square meters located in Xinhongqiao Park. In April 2014, we received the government approval for the establishment of Shanghai Hospital. Our Shanghai Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multi-disciplinary system. The construction of this hospital project commenced in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in 2024 and complete the follow-on construction of its proton center in 2025.

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

Our Cancer Clinics

In May 2017, we opened Shanghai Outpatient Department in Shanghai to provide outpatient services, imaging diagnosis services and daily radiotherapy and chemotherapy services. Patients at Shanghai Outpatient Department can enjoy public medical insurance reimbursement for our services including outpatient consultation, chemotherapy, accelerator radiotherapy, laboratory tests and imaging tests (such as MRI, CT, B-ultrasound, mammography, electrocardiogram). Furthermore, patients who live in the Yangtze River Delta region outside Shanghai can also enjoy public medical insurance reimbursement for services at our Shanghai Outpatient Department under the off-site settlement program. Shanghai Outpatient Department is registered as a specialty cancer hospital with required departments, including radiation, imaging, test laboratory, inpatient and nursing. This free-standing facility constitutes an important step of our broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis medical institutions in the future.

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

In April 2020, Shanghai Imaging Center officially opened. Shanghai Imaging Center is located on the second floor of the Xinhongqiao Park, which is the center of the Xinhongqiao Park. Shanghai Imaging Center provides high-quality diagnostic imaging services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Xinhongqiao Park. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, PET-CT and PET-MR, have been installed in Shanghai Imaging Center.

In September 2020, we established Datong Clinic in Datong City, Shanxi Province, which officially opened for operation in November 2020. Datong Clinic features traditional Chinese medicine, acupuncture and fire moxibustion therapy to provide various cancer related outpatient services. We strategically ceased the operation of Datong Clinic since July 2022 to focus on the development of our Datong Hospital. We completed the the deregistration process of Datong Clinic in March 2023.

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

Our Network Business

As of December 31, 2022, we operated an extensive network of 14 cooperative centers based in 11 hospitals, spanning over 11 cities across eight provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes 11 radiotherapy centers and three diagnostic imaging centers.

Each cooperative center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, PET-CT scanner or MRI scanner. Each cooperative center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each cooperative center typically includes a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

Lease and Management Services Arrangements

As of December 31, 2022, we had 14 cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

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

Our Cloud System Solutions

To further expand our services to a broader patient base, we have integrated our online and offline medical resources into our cloud system solutions to offer cloud-based services, including primarily cloud-based remote diagnostic imaging, radiation therapy, supply-chain management and comprehensive support services. Specifically, our Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform enables remote radiation therapy target delineation, radiation modeling, joint consultation, plan customization and quality control, our Jiahe Yunying Remote Imaging Information Diagnosi Platform enables digitalized display, storage, transmission, and processing of diagnostic pathology and diagnostic imaging results, and our Jiahe Cloud Asset Management Platform provides one-stop supply-chain management services with improved efficiency and reduced costs. We have customized our cloud platforms to ensure the cohesion with the various brands of medical equipment and their operating systems. For example, our Jiahe Yunying Remote Imaging Information Diagnosis Platform can be deployed seamlessly in our cooperative centers to facilitate the imaging equipment supplied by various suppliers.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2022, we did not operate cooperative centers under service-only agreements. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2022, we had such agreements at three cooperative centers among the totality of our 14 cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

Instead, we provide technical support, equipment and software maintenance and tele-diagnosis services to cooperative centers in exchange for a fixed fee. The terms are usually similar to those of our lease and management services contracts. As our telemedicine business grows, we expect to enter into more of the technical services agreements with other hospitals in the future.

Service Offerings and Medical Equipment

We have equipped our self-owned cancer hospitals and clinics with advanced oncology diagnosis and treatment equipment, such as a linear accelerator, head gamma knife system, PET-CT scanner or MRI scanner. Typically, each of the cooperative centers in our network is also equipped with a primary unit of such medical equipment. Set forth below is a summary of the principal treatment and diagnostic imaging systems provided at our cancer hospitals and cooperative centers.

Proton Therapy System

We had two sets of proton therapy equipment as of the date of this annual report. Specifically, in September 2020, we completed the installment of one set of proton equipment in our Guangzhou Hospital. We have commenced the clinical trial for the proton therapy equipment in the proton center of Guangzhou Hospital in November 2022. We have also procured a set of proton therapy equipment in February 2022, which is held by Concord Healthcare for future deployment based on its business needs. In addition, we expect to complete the construction of the proton center of Shanghai Hospital deployed with the proton equipment in 2025.

Linear Accelerators and External Beam Radiotherapy

As of December 31, 2022, we owned eight linear accelerators at our cancer hospitals and cooperative centers. As of the same date, the cooperative centers under service-only technical service agreements in our network owned three linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for ten to 20 minutes. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. As of December 31, 2022, we owned three head gamma knife systems at our cancer hospitals and cooperative centers.

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

Diagnostic Imaging

We employ a wide range of diagnostic imaging equipment at our cancer hospitals and cooperative centers. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including among others, PET-CT scanners, MRI scanners and PET-MR scanners. A PET-CT scanner combines a PET scanner and a CT scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. A PET-MR scanner combines a PET scanner and an MRI scanner. PET-MR scanners perform whole-body examinations at both anatomical and metabolic levels at the same time, which reduces the scanning time and patients’ radiation exposure. It is widely recognized as an advanced device for early screening and diagnosis of malignant tumors and neurological diseases. As of December 31, 2022, we owned seven MRI scanners, two PET-CT scanners and one PET-MR scanner at our cancer hospitals and cooperative centers.

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

After each potential opportunity is identified and evaluated by the hospital investment team or the business development team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee consists of several of our senior executives and members of our board of directors, and includes chairman of the committee, Dr. Jianyu Yang, chief financial officer, Mr. Boxun Zhang and five senior executives. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

Seasonality

During a fiscal year, the first quarter usually sees fewest patient visits, both inpatient and outpatient, mainly due to the Chinese New Year. The fourth quarter is usually the busiest quarter during the year, as most patients, especially patients from the rural areas, will have more free time to visit hospitals.

Since our cooperative centers are located within the government hospitals, they are also subject to seasonality of the patient traffic. Our cancer hospitals and clinics will also be affected by seasonality, although to a lesser degree, as cancer patients need to receive treatment and diagnosis immediately.

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

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 92 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 90 domain names that we use in connection with the operation of our business as of the same date. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available.

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

We sued one of the shareholders of Beijing Proton Medical Center Co., Ltd for the failure to perform its obligations under the related cooperation agreements, which caused the delay and suspension of the construction project of Beijing Proton Medical Center. As of the date of this annual report, the cooperation agreements for the Beijing Proton Medical Center project have been terminated according to an aribitration award dated November 18, 2022.

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

For-profit medical institutions are permitted to set prices for their medical services in accordance with the market, to implement financial and accounting systems in accordance with market practice for business enterprises and to distribute profits to their shareholders. Like private non-profit medical institutions, for-profit medical institutions are not entitled to government financial subsidies. The cancer hospitals and clinics that we plan to develop will be established as for-profit medical institutions.

Medical Institution Practicing License

Pursuant to the Regulation on Medical Institution issued on February 26, 1994 and amended on February 6, 2016 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the NHC. Each of the cancer hospitals and clinics that we intend to establish or currently operate in China would need to obtain such a medical institution practicing license. As of the date of this annual report, each of our self-owned cancer hospitals and clinics in operation has obtained a medical institution practicing license.

Large Medical Equipment Procurement License

Pursuant to the Administrative Measures on the Procurement and Use of Large Medical Equipment jointly promulgated by the NHC and National Medical Products Administration on March 3, 2023 and came into effect on the same day, the PRC government regulates large medical equipment through the classified and hierarchical allocation plan and through the issuance of large medical equipment procurement license according to the catalogue. The catalogue divides large medical equipment into Class A and Class B.

For large medical equipment classified as Class A large medical equipment, which includes proton therapy systems, quotas are set by the NHC and the NDRC and large medical equipment procurement licenses are issued by the NHC. For large medical equipment classified as Class B large medical equipment, which includes PET-MR, gamma knife system, PET-CT scanners and linear accelerators, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities conduct procurement planning and approval.

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

Regulation of Proton Treatment Centers

Pursuant to the Administrative Measures on Clinical Application of Medical Technology, effective as of May 1, 2009, medical institutions must apply to the NHC for approval before utilizing certain medical technologies. On November 13, 2009, the NHC issued the Trial Administrative Rules on Proton and Heavy Ion Radiotherapy Technologies, which provide the guidelines for government authorities to review and approve applications of medical institutions for clinical use of proton and heavy ion radiotherapy technologies. Furthermore, these rules and their subsequent amendments set out the minimum requirements for medical institutions and their medical staff to provide proton and heavy ion radiotherapy. Such requirements include, among other things, that medical institutions that are eligible for providing proton and heavy ion radiotherapy must, among other things, meet the following requirements:

(i) be compatible to their functions, missions, and technical capabilities;
(ii) have certain diagnostic and treatment departments including oncology, radiotherapy, pathology and medical imaging that are certified to register with the NHC;
(iii) have more than ten years of experience in IMRT cancer treatment and no less than 10,000 cancer patient visists per year;
(iv) meet the national standards for radiation protection and have received the certificates from hygiene supervision and environmental protection government agencies;
(v) have a radiotherapy department meeting the following criteria:

a)	have clinicians, radiation physicists and technicians, and maintenance personnel for accelerators;
b)	have more than ten years of experience in radiotherapy treatment, with no less than 2,000 annually admitted patient visits;
c)	have CT model locator, accelerator with multi-leaf collimator, reverse treatment planning system, quality assurance and control equipment, etc.;
d)	have 3D imaging guidance technology, more than 3 years of experience with online 3D image-guided radiotherapy, IMRT, and SRT; and
e)	be equipped with proton or ion therapy system in accordance with the guidance of NHC;
(vi) have a imaging department meeting the following criteria:
a)	have imaging diagnosis equipment including MRI, CT, PET-CT, etc.;
b)	have medical imaging management system; and
c)	have conducted imaging diagnosis, including nuclear medicine, for over ten years; and
(vii) have at least three registered doctors and three full-time physicists qualified for clinical practice of proton or ion radiotherapy techniques, and other professionals compatible to or qualified in training on related knowledge and skills of proton or ion radiotherapy.

These rules will apply to any proton or heavy ion radiotherapy treatment centers that we or our hospital partners may build and operate in the future, including our Guangzhou Hospital and Shanghai Hospital.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings.

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

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data security, data processing activities must be conducted based on data classification and hierarchical protection system. Furthermore, along with the promulgation of the Opinions on Strictly Combating Illegal Securities Activities, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

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

On November 14, 2021, the CAC publicly solicited opinions on the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (1) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security, (2) data processors that handle the personal information of more than one million people intends to be listed abroad, (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security, and (4) other data processing activities that affect or may affect national security. However, the Draft Data Security Regulations provides no further explanation or interpretation for “affects or may affect national security.” The PRC government authorities may have wide discretion in the interpretation of “affects or may affect national security.”

On December 28, 2021, the CAC and 12 other government authorities published an amendment of the Measures for Cybersecurity Review 2022, which took effect on February 15, 2022. The Measures for Cybersecurity Review 2022 provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” and the interpretation for “affect or may affect national security” under the current regulatory regime remain unclear and are subject to the decisions of competent PRC regulatory authorities.

On July 7, 2022, the CAC promulgated the Security Assessment Measures to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers, and ensure the orderly and free flow of data according to the law. For outbound data transfers that have been carried out prior to the implementation of the Security Assessment Measures, if not in compliance with the Security Assessment Measures, rectification shall be completed within six months from the implementation of the Security Assessment Measures.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of December 31, 2022.

D.Property, Plants and Equipment

Our principal headquarters are located at Room 2701-05, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 1,379 square meters, pursuant to lease agreements entered into in July 2020.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,379	July 2023	Office space
Beijing	29	June 2023	Office space
Shanghai	30	October 2023	Office space
Shenzhen	157	November 2024	Office space
Guangzhou	181	January 2024	Office space

We also own certain properties in China to establish and operate cancer hospitals and clinics as part of our business expansion. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC government under the PRC land system.

The following table sets forth the details of our leased and self-owned properties for hospital and clinic use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(5) (6)
Shanghai(1)	158,769	400	Shanghai Hospital	Owned	Under construction
Guangzhou(2)	40,000	400	Guangzhou Hospital	Owned	In operation
Guangzhou(3)	1,555	—	Guangzhou Outpatient Department	Leased (Expire in May 2027)	In operation
Datong	143	—	Datong Clinic	Leased (Expire in August 2022)	Deregistered
Datong	5,983	100	Datong Hospital	Leased (Expire in September 2034)	In operation
Shanghai	3,015	—	Shanghai Outpatient Department	Leased (Expire in September 2026)	In operation
Shanghai	10,429	—	Shanghai Imaging Center	Leased (Expire in September 2036)	In operation
Shanghai(4)	557	—	Shanghai General Practice Clinic	Leased (Expire in December 2036)	In operation
(1)	In July 2015, we entered into the land use rights grant contract for a parcel of land in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Hospital.
(2)	In August 2012, we entered into the land use rights grant contract for a parcel of land in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our Guangzhou Hospital. Guangzhou Hospital has already been in operation since June 2021, and we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2023. By completion of the construction project, the aggregate site area is expected to reach 40,000 square meters.
(3)	In March 2020, Concord Healthcare entered into a share purchase agreement with independent third parties to purchase 70% or 14,000,000 shares of Guangzhou Concord Management (formerly known as Guangzhou New Spring Hospital Management Ltd.) with a consideration of RMB8.4 million. The business substance of the purchase was to acquire Guangzhou Outpatient Department, which was a wholly owned subsidiary of Guangzhou Concord Management located in downtown Guangzhou.
(4)	Shanghai General Practice Clinic is located inside the building of Shanghai Imaging Center and shares its leased property.
(5)	See “—B. Business Overview—Our Network of Centers” and “—B. Business Overview—Our Own Cancer Hospitals and Clinics” for more details of each our hospital projects.
(6)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following precision radiotherapy equipment as of December 31, 2022, which were located in our cancer hospitals and our cooperative centers:

Number of precision radiotherapy equipment owned:
Proton therapy systems	2
Linear accelerators	8
Head gamma knife systems	3
Others(1)	1
Total	14
(1)	Included a neutron knife therapy system.

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

A.Operating Results

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. As of December 31, 2022, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operated an internet hospital as of the same date. We generated revenue from our self-owned hospitals primarily from provision of outpatient and inpatient healthcare services.

Through our network business, we empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2022, we provided equipment leasing and comprehensive support services for 14 cooperative centers based in 11 hospitals, spanning over 11 cities across eight provinces and administrative regions in China. We have established most of the cooperative centers in our network through long-term lease and management services arrangements with hospitals typically ranging from five to 20 years. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, PET-CT scanner or MRI scanner. We typically purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

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

In addition to general industry and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:

●	our ability to expand our cancer hospitals and cooperative centers in and out of China;
●	the number of patient visits in our cancer hospitals and cooperative centers;
●	the operational arrangements with our hospital partners;
●	the range and mix of services provided in our cancer hospitals and cooperative centers ; and
●	the cost of our medical equipment.

Our Ability to Expand Our Cancer Hospitals and Cooperative Centers

As of December 31, 2022, we had 14 cooperative centers based in 11 hospitals, spanning over 11 cities across eight provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing cancer hospitals and clinics in China. As of December 31, 2022, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2022. The development of these hospitals is an important step of our broader strategy and is expected to become the key driver of our future growth.

Each additional cancer hospitals and cooperative centers that we develop increases the number of patient visits in our network and contributes to our revenue growth. However, our new cancer hospitals and clinics and new cooperative centers developed by entering into new arrangements with hospital partners generally involve a ramp-up period during which time the operating efficiency of such hospitals and centers may be lower than that of our established ones, which may negatively affect our profitability. We also incur substantial expenses before the commencement of operations of new hospitals and centers, including labor costs, construction expenditures, renovation costs, rental expenses and equipment costs, which could have a short-term negative impact on our liquidity and profitability. In addition, if we establish additional cancer hospitals and cooperative centers through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from cancer hospitals and cooperative centers established through acquisitions. While expanding our network of hospitals and centers will continue to increase our revenue base, our ability to operate these additional hospitals and centers in a cost-efficient manner determines whether and how quickly we can recover our investment, and therefore, our long-term profitability.

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

We closed four cooperative centers, 11 cooperative centers and eight cooperative centers in 2020, 2021 and 2022, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward.

The Number of Patient Visits in Our Cancer Hospitals and Cooperative Centers

Increasing the number of patient visits in our existing cancer hospitals and cooperative centers is important for the growth of our business. The number of patient visits is primarily driven by reputation of the doctors, our cancer hospitals and cooperative centers. Doctors decide whether to refer patients to our hospitals and centers in our network based on factors such as reputation, location and the expertise of the doctors who provide services. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods contribute to their willingness to refer cases for diagnosis and treatment to our hospitals and the centers in our network.

Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our cancer hospitals and cooperative centers. There is also typically a ramp-up period for newly established hospitals and centers during which acceptance by doctors and patients of such new hospitals and centers gradually pick up and the number of patient visits increase.

The numbers of our treatment and diagnostic patient visits in our cooperative centers decreased from 8,729 and 88,266, respectively, in 2020, to 7,597 and 53,305, respectively, in 2021, and further to 4,523 and 20,980, respectively, in 2022, primarily due to the reduction of our cooperative centers and the suspension of operation of cooperative centers caused by the COVID-19 pandemic. However, the number of inpatient and outpatient visits in our self-owned cancer hospitals and clinics, including Datong Hospital, Datong Clinic, Shanghai Outpatient Department, Shanghai Imaging Center, Shanghai General Practice Clinic, Guangzhou Outpatient Department, Guangzhou Hospital and our internet hospital, increased from 491 and 27,713, respectively, in 2020, to 778 and 50,622, respectively, in 2021, and further to 2,999 and 69,542, respectively, in 2022.

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

We also provide management services to a small number of cooperative centers through service-only agreements from time to time where we receive a management fee equal to a contracted percentage of each cooperative center’s revenue net of specified operating expenses. Such service-only agreements typically increase our profitability as we do not own the medical equipment used by such centers, and thus do not incur the associated depreciation expenses.

However, service-only agreements are usually short-term in nature, and the risk of non-renewal of such agreements is high. We also typically receive a lower contracted percentage under such service-only agreements compared to the percentage we receive from cooperative centers managed under lease and management services arrangements. Accordingly, we do not intend to substantially increase the number of service-only agreements in the future. As of December 31, 2022, we did not operate cooperative centers under service-only agreements.

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

For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB12,000 to RMB16,000 per patient case, with each treatment lasting one session for approximately 30 to 90 minutes, and medical service fees for treatments provided through linear accelerators typically range from approximately RMB5,000 to RMB60,000 per patient case, with each treatment lasting from 30 to 40 sessions and ten to 20 minutes each.

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

In December 2022, we entered into a shares transfer agreement with Shanghai Epu and Shanghai Rongsheng, pursuant to which we sold all the equity interests in Guofu Huimei including 91.4% of the equity interests in Guofu Huimei held by Medstar SH, and 8.6% of the equity interests in Guofu Huimei held by Beijing Concord Medical Technology Limited and its subsidiaries, to Shanghai Epu and Shanghai Rongsheng at the consideration of RMB190.0 million. The sale and the equity interest transfer were completed on December 26, 2022. As a result of the completion of such transaction, we disposed of our equity interests in Guofu Huimei and its subsidiaries, namely Tianjin Jiatai, Shanghai Rongchi, Oriental Light Group Limited and China Medstar.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Hospital business	107,052	48.0	161,175	33.2	217,643	31,555	46.1
Network business	115,959	52.0	324,458	66.8	254,442	36,891	53.9
Total net revenues	223,011	100.0	485,633	100.0	472,085	68,446	100.0

The following table sets forth our total net revenues by geographic regions for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
		% of Total Net		% of Total Net			% of Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
PRC	199,370	89.4	485,633	100.0	472,085	68,446	100.0
Singapore	23,641	10.6	—	—	—	—	—
Total net revenues	223,011	100.0	485,633	100.0	472,085	68,446	100.0

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

Network Business

Revenues generated from our network business consist of revenues derived from our network of centers that are directly related to the number of patient visits in our cooperative centers. We receive a contracted percentage of each center’s revenue. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the cooperative centers. The operating expenses of cooperative centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the cooperative center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses.

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

We also provide management services to a limited number of cooperative centers through service-only agreements from time to time under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2022, we did not operate cooperative centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable. Our allowance for doubtful accounts was RMB4.9 million and RMB7.8 million (US$1.1 million) as of December 31, 2021 and 2022, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. In 2020, 2021 and 2022, net revenue derived from our top five hospital partners was approximately 22.7%, 17.1% and 15.9%, respectively, of our total net revenues. Our largest hospital partner accounted for 5.9%, 8.3% and 5.0% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

		Aggregate Revenues in 2022
	Number of	RMB in	US$ in	% of Total Net
	Centers	thousands	thousands	Revenues
2023	3	13,966.9	2,105.1	77.3
2024	2	1,407.5	212.1	7.8
2025	1	—	—	—
2026	—	—	—	—
2027	1	2,702.1	407.3	14.9
Total	7	18,076.5	2,724.5	100.0

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2020		2021		2022
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Cost of revenues	209,928	94.1	542,530	111.7	624,494	90,543	132.3
Gross (loss) profit	13,083	5.9	(56,897)	(11.7)	(152,409)	(22,097)	(32.3)
Operating expenses:
Selling expenses(1)	25,761	11.6	53,675	11.1	61,479	8,914	13.0
General and administrative expenses(1)	294,823	132.2	347,746	71.6	311,160	45,114	65.9
Impairment of long-lived assets	8,500	3.8	—	—	—	—	—
Total operating expenses	329,084	147.6	401,421	82.7	372,639	54,028	78.9
(1)	Our selling expenses included share-based compensation of RMB3.1 million, RMB2.1 million and RMB0.5 million (US$0.1 million) in 2020, 2021 and 2022, respectively. Our general and administrative expenses included share-based compensation of RMB17.6 million, RMB12.6 million and negative RMB6.4 million (negative US$0.9 million) in 2020, 2021 and 2022, respectively. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for details of the grants under our share incentive plans.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new cancer hospitals and cooperative centers, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Our selling expenses include share-based compensation of RMB3.1 million in 2020, RMB2.1 million in 2021 and RMB0.5 million (US$0.1 million) in 2022.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of RMB17.6 million in 2020, RMB12.6 million in 2021 and negative RMB6.4 million (negative US$0.9 million) in 2022. See “—Share-based Compensation.”

Impairment of Long-lived Assets. Our impairment of long-lived assets was primarily related to property, plant and equipment in connection with our business operations. We had impairment of long-lived assets of RMB8.5 million, nil and nil in 2020, 2021 and 2022, respectively.

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

We recorded share-based compensation expenses of approximately RMB20.6 million in 2020, RMB14.7 million in 2021 and negative RMB5.9 million (negative US$0.9 million) in 2022. We recorded negative share-based compsensation in 2022 primarily due to the expiration of all of the share options granted to employees.The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the termination date are still subject to the 2008 share incentive plan.

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

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the state of Delaware, United States in 2011. The entity is subject to U.S. federal and state income tax (a flat federal income tax rate of 21% in 2020, 2021 and 2022) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas, and as such, it is subject to Texas franchise tax. The amount of current U.S. federal and state income tax for US Proton Therapy Holdings Limited (Delaware) was RMB1.7 million, RMB0.4 million, RMB0.2 million (US$28,000) in 2020, 2021 and 2022, respectively.

Hong Kong

Our subsidiaries in Hong Kong do not conduct any substantive operations of their own. No provision for Hong Kong profits tax was made in the consolidated financial statements as we had no assessable profits for for the years ended December 31, 2020, 2021 and 2022. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. Concord International Hospital, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment to its disposal in November 2020. No provision for Singapore profits tax was made in the consolidated financial statements as the companies had no assessable profits for the years ended December 31, 2020, 2021 and 2022. In addition, upon payment of dividends by China Medstar and Concord International Hospital to their shareholders, no Singapore withholding tax will be imposed.

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

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	223,011	485,633	472,085	68,446
Cost of revenues	(209,928)	(542,530)	(624,494)	(90,543)
Gross (loss) profit	13,083	(56,897)	(152,409)	(22,097)
Operating expenses:
Selling expenses(1)	(25,761)	(53,675)	(61,479)	(8,914)
General and administrative expenses(2)	(294,823)	(347,746)	(311,160)	(45,114)
Impairment of long-lived assets	(8,500)	—	—	—
Operating loss	(316,001)	(458,318)	(525,048)	(76,125)
Interest expense	(81,359)	(73,789)	(120,357)	(17,450)
Foreign exchange gain (loss), net	(58,686)	(19,925)	54,982	7,972
(Loss) gain on disposal of long-lived assets	677	—	(3)	—
Interest income	8,440	5,894	10,021	1,453
Change in fair value of derivative liability	—	(39)	1,015	147
(Loss) income from equity method investments	6,021	18,163	17,647	2,559
(Loss) on disposal of subsidiaries	(14,894)	—	(61,546)	(8,923)
Other income (expenses), net	6,312	(1,223)	(216,607)	(31,405)
Gain on disposal of an equity method investment	7,837	—	—	—
Loss before income taxes	(441,653)	(529,237)	(839,896)	(121,772)
Income tax benefit	37,624	6,565	70,906	10,280
Net loss	(404,029)	(522,672)	(768,990)	(111,492)
Net loss attributable to non-controlling interests	(94,040)	(251,245)	(279,329)	(40,499)
Net loss attributable to Concord Medical Services Holdings Limited	(309,989)	(271,427)	(489,661)	(70,993)
(1)	Our selling expenses included share-based compensation of RMB3.1 million in 2020, RMB2.1 million in 2021 and RMB0.5 million (US$0.1 million) in 2022.
(2)	Our general and administrative expenses included share-based compensation of RMB17.6 million in 2020, RMB12.6 million in 2021 and negative RMB6.4 million (negative US$0.9 million) in 2022.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Hospital revenue:
Medicine income and medical service	107,052	161,175	217,643	31,555
Network revenue
Medical solutions	26,105	217,375	179,135	25,972
Management and technical support	36,948	64,599	53,341	7,734
Operating lease(1)	45,847	35,913	18,226	2,643
Sales-type lease(1)	4,130	5,210	3,326	482
Direct financing lease(1)	2,929	1,361	414	60
	115,959	324,458	254,442	36,891

Total revenues	223,011	485,633	472,085	68,446
(1)	Net revenues from operating lease, sales-type lease and direct financing lease were recognized under ASU 2016-02, Leases (Topic 842).

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Total Net Revenues. Our total net revenues decreased by 2.8% to RMB472.1 million (US$68.4 million) in 2022 from RMB485.6 million in 2021.

Hospital Business. Our net revenues generated from hospital business increased by 35.0% to RMB217.6 million (US$31.5 million) in 2022 from RMB161.2 million in 2021, primarily due to the ramp-up of our hospitals and clinics, especially Guangzhou Hospital which only started to generate revenues since June 2021, partially offset by a decrease in net revenues generated from Shanghai Outpatient Department and Shanghai Imaging Center because of the temporary closure in the second quarter of 2022 as a result of the containment measure imposed in Shanghai amid the regional resurgence of COVID-19.

Network Business. Our net revenues generated from our network business decreased by 21.6% to RMB254.4 million (US$36.9 million) in 2022 from RMB324.4 million in 2021, primarily due to (1) a decrease in net revenues generated from medical solutions of RMB38.2 million (US$5.5 million) as the delivery and acceptance process of our medical solutions was negatively affected by the COVID-19 outbreak in 2022, (2) a decrease in net revenues generated from operating lease of RMB17.7 million (US$2.6 million) as the operations of our hospital partners were negatively affected by the the regional resurgence of COVID-19 in 2022, and (3) a decrease in net revenues generated from management and technical support of RMB11.3 million (US$1.6 million) as a result of the expiration of agreements with certain management and technical support customers in 2022.

Cost of Revenues. Total cost of revenues increased by 15.1% to RMB624.5 million (US$90.5 million) in 2022 from RMB542.5 million in 2021.

Hospital Business. Our cost of revenues of hospital business increased by 38.3% to RMB399.3 million (US$57.8 million) in 2022 from RMB288.7 million in 2021, primarily due to (1) an increase in hospital operating expenses such as medicine costs, medical consumables, and water, electricity and property charges of RMB35.3 million (US$5.1 million) driven by the ramping up of our hospitals and clinics, (2) an increase in depreciation of RMB29.4 million (US$4.3 million) associated with our medical equipment and facilities, and (3) an increase in staff cost of RMB28.4 million (US$4.1 million) primarily for medical professionals at our Guangzhou Hospital since its opening in June 2021, which was previously recorded as general and administrative expenses.

Network Business. Our cost of revenues of network business decreased by 11.3% to RMB225.2million (US$32.7 million) in 2022 from RMB253.8 million in 2021, primarily due to a decrease in cost of medical equipment of RMB18.4 million (US$2.7 million), which was generally in line with the decreased scale of medical solutions.

Gross Loss and Gross Margin. As a result of the foregoing, we had a gross loss of RMB152.4 million (US$22.1 million) in 2022, compared to a gross loss of RMB56.9 million in 2021. Our overall gross margin was negative 11.7% and negative 32.3% in 2021 and 2022, respectively.

Hospital Business. Our gross loss of hospital business increased by 42.4%to RMB181.6 million (US$26.3 million) in 2022 from RMB127.5 million in 2021. Our gross margin of hospital business decreased to negative 83.4% in 2022 from negative 79.1% in 2021, primarily due to (1) the decreased net revenues generated from Shanghai Outpatient Department and Shanghai Imaging Center as a result of their temporary closure in the second quarter of 2022 amid the regional resurgence of COVID-19, and (2) the substantial costs for our other hospitals and clinics during the ramp-up stage, especially our Guangzhou Hospital.

Network Business. Our gross profit of network business decreased by 58.6% to RMB29.2 million (US$4.2 million) in 2022 from RMB70.6 million in 2021. Our gross margin of network business decreased to 11.5% in 2022 from 21.8% in 2021, primarily because (1) we began to provide software development services under management and technical support with a relatively lower gross profit margin, and (2) our healthcare consultation services through our internet hospital had a low profit margin at the initial stage.

Operating Expenses. Our operating expenses decreased by 7.2% to RMB372.6 million (US$54.0 million) in 2022 from RMB401.4 million in 2021, primarily due to the negative effect of COVID-19 outbreak in 2022, partially offset by the opening of our Guangzhou Hospital since June 2021.

Selling Expenses. Our selling expenses increased by 14.5% to RMB61.5 million (US$8.9 million) in 2022 from RMB53.7 million in 2021, primarily due to an increase in staff cost of RMB11.3 million (US$1.6 million) as a result of the expansion of our sales and marketing team to accommodate the increasing marketing demands of Guangzhou Hospital, which commenced operation in June 2021. Selling expenses as a percentage of total net revenues increased to 13.0% in 2022 from 11.1% in 2021. The increase was primarily due to our intense sales and marketing efforts to support the ramp-up of our hospital business.

General and Administrative Expenses. General and administrative expenses decreased by 10.5% to RMB311.1 million (US$45.1 million) in 2022 from RMB347.7 million in 2021, primarily due to (1) a decrease in staff cost of RMB27.7 million (US$4.0 million) as the related cost for medical professionals at our Guangzhou Hospital was recorded under cost of revenues since its opening in June 2021, and (2) the decreased scale of our network business as a result of the negative impact of COVID-19. General and administrative expenses as a percentage of total net revenues decreased to 65.9% for the year ended December 31, 2022 from 71.6% for the year ended December 31, 2021 for the same reasons.

Impairment of Long-lived Assets. We had impairment of long-lived assets of nil and nil in 2021 and 2022, respectively.

Operating Loss. As a result of the foregoing, our operating loss was RMB525.0 million (US$76.1 million) in 2022, compared to operating loss of RMB458.3 million in 2021.

Interest Expense. Our interest expense increased to RMB120.4 million (US$17.5 million) in 2022 from RMB73.9 million in 2021, primarily due to an increase in loan principal of RMB601.3 million (US$87.2 million) and an increase in weighted average interest rate.

Foreign Exchange (Loss) Gain, Net. We had foreign exchange loss, net of RMB19.9 million and foreign exchange gain, net RMB55.0 million (US$8.0 million) in 2021 and 2022, primarily due to fluctuations in exchange rate.

Loss on Disposal of Long-lived Assets. We had loss on disposal of long-lived assets of RMB3,000 (US$400) in 2022 associated with the disposal of medical consumables by self-operated medical institutions, comapred to nil in 2021.

Interest Income. Our interest income increased to RMB10.0 million (US$1.5 million) in 2022 from RMB5.9 million in 2021, primarily due to an increase in loan principal.

Change in fair value of derivative liability. Our change in fair value of derivative liability increased to RMB1.0 million (US$0.1 million) in 2022 from negative RMB39,000 in 2021, primarily due to the fluctuations in the fair value of the derivative liability.

Income from Equity Method Investments. Our income from equity method investments remained relatively stable at RMB18.2 million and RMB17.6 million (US$2.6 million) in 2021 and 2022, respectively.

Other Expenses, Net; Loss on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. In 2021, we had other expenses, net of RMB1.2 million. We did not have loss on disposal of subsidiaries and gain on disposal of an equity method investment in 2021. In 2022, we had other expenses, net of RMB216.6 million (US$31.4 million) mainly in relation to the termination of the cooperation agreements for the Beijing Proton Medical Center project and loss on disposal of subsidiaries of RMB61.5 million (US$8.9 million) relating to the disposal of Guofu Huimei and its subsidiaries. We did not have gain on disposal of an equity method investment in 2022.

Income Tax Benefit. We had income tax benefit of RMB70.9 million (US$10.3 million) in 2022, compared to RMB6.5 million in 2021, primarily due to increases inour net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss increased to RMB769.0 million (US$111.5 million) in 2022 from RMB522.7 million in 2021.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Total Net Revenues. Our total net revenues increased significantly to RMB485.6 million in 2021 from RMB223.0 million in 2020.

Hospital Business. Our net revenues generated from hospital business increased by 50.7% to RMB161.2 million in 2021 from RMB107.0 million in 2020, primarily due to (1) an increase in revenues generated from Shanghai Imaging Center and Shanghai Outpatient Department driven by the effective containment of the COVID-19 outbreak in China, and (2) the launch of internet hospital and the opening of Guangzhou Hospital in 2021, which started to generate revenue in the same year.

Network Business. Our net revenues generated from our network business increased significantly to RMB324.4 million in 2021 from RMB116.0 million in 2020, primarily due to an increase in revenues generated from medical solutions of RMB191.3 million as a result of our increased sales of medical equipment and our newly launched cloud system solutions.

Cost of Revenues. Total cost of revenues increased significantly to RMB542.5 million in 2021 from RMB209.9 million in 2020.

Hospital Business. Our cost of revenues of hospital business increased by 83.7% to RMB288.7 million in 2021 from RMB157.2 million in 2020, primarily due to (1) an increase in hospital operating expenses such as medicine costs and medical consumables, which was generally in line with the increased revenues generated from our hospital business, and (2) the substantial upfront cost for our newly opened Guangzhou Hospital.

Network Business. Our cost of revenues of network business increased significantly to RMB253.8 million in 2021 from RMB52.7 million in 2020, primarily due to an increase in cost of medical equipment of RMB162.5 million, which was generally in line with the increased scale of medical solutions.

Gross Profit and Gross Margin. As a result of the foregoing, we had a gross loss of RMB56.9 million in 2021, compared to a gross profit of RMB13.1 million in 2020. Our overall gross margin was 5.9% and negative 11.7% in 2020 and 2021, respectively.

Hospital Business. Our gross loss of hospital business increased significantly to RMB127.5 million in 2021 from RMB50.2 million in 2020. Our gross margin of hospital business decreased to negative 79.1% in 2021 from negative 46.8% in 2020, primarily due to the substantial upfront cost for our newly opened Guangzhou Hospital, which was still at the ramp-up stage with comparatively low utilization rates.

Network Business. Our gross profit of network business increased by 11.7% to RMB70.6 million in 2021 from RMB63.2 million in 2020. Our gross margin of network business decreased to 21.8% in 2021 from 54.5% in 2020, primarily due to the increased portion of revenues contributed by medical solutions, which had relatively lower gross profit margin as compared to other segments.

Operating Expenses. Our operating expenses increased by 22.0% to RMB401.4 million in 2021 from RMB329.1 million in 2020, primarily due to the opening of our Guangzhou Hospital since June 2021 and the business recovery driven by the effective containment of the COVID-19 outbreak in China.

Selling Expenses. Our selling expenses increased significantly to RMB53.7 million in 2021 from RMB25.8 million in 2020, primarily due to (1) increases in marketing expenses and travel related expenses of RMB9.0 million and (2) increases in meeting expenses of RMB4.3 million as a result of the opening of our Guangzhou Hospital since June 2021 and increased sales and traveling activities driven by the effective containment of the COVID-19 outbreak in China. Selling expenses as a percentage of total net revenues decreased to 11.1% in 2021 from 11.6% in 2020. The decrease was primarily because our revenue growth was mainly attributable to medical solutions, which incurred only marginal additional expenses.

General and Administrative Expenses. General and administrative expenses increased by 17.9% to RMB347.7 million in 2021 from RMB294.8 million in 2020, primarily due to an increase in staff cost of RMB20.1 million to support the opening of our Guangzhou Hospital since June 2021. General and administrative expenses as a percentage of total net revenues decreased to 71.6% in 2021 from 132.2% in 2020. The decrease was mainly primarily because our revenue growth was mainly attributable to medical solutions, which incurred only marginal additional expenses.

Impairment of Long-lived Assets. We had impairment of long-lived assets of RMB8.5 million and nil in 2020 and 2021, respectively. The decrease was mainly because we had disposed of most of the terminated cooperative centers in prior years.

Operating Loss. As a result of the foregoing, our operating loss was RMB458.3 million in 2021, compared to operating loss of RMB316.0 million in 2020.

Interest Expense. Our interest expense decreased to RMB73.9 million in 2021 from RMB81.4 million in 2020, primarily due to a decrease in weighted average interest rate.

Foreign Exchange Loss, Net. We had foreign exchange loss, net of RMB58.6 million and RMB19.9 million in 2020 and 2021, primarily due to fluctuations in exchange rate.

Gain on Disposal of Long-lived Assets. We had gain on disposal of long-lived assets of RMB0.7 million and nil in 2020 and 2021, respectively. We did not record gain or loss from disposal of long-lived assets in 2021 as there were no such disposal activities in 2021.

Interest Income. Our interest income decreased to RMB5.9 million in 2021 from RMB8.4 million in 2020. This decrease was primarily due to repayment of loans by certain of the borrowers.

Change in fair value of derivative liability. Our change in fair value of derivative liability was negative RMB39,000 in 2021 relating to the fluctuations in the fair value of the derivative liability, comapred to nil in 2020.

Income from Equity Method Investments. Our income from equity method investments increased to RMB18.2 million in 2021 from RMB6.0 million in 2020. The increase in 2021 was primarily due to the equity pick up gain from Zhejiang Marine, Xi’an Jiangyuan Andike Ltd and Suzhou Shengshan Huiying Venture Capital Investment LLP.

Other Income (Expenses), Net; Loss on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. In 2020, we had other income, net of RMB6.3 million, loss on disposal of subsidiaries of RMB14.9 million and gain on disposal of an equity method investment of RMB7.8 million. In 2021, we had other expenses, net of RMB1.2 million. We did not have gain on disposal of subsidiaries and gain on disposal of an equity method investment in 2021.

Income Tax Benefit. We had income tax benefit of RMB6.5 million in 2021, compared to RMB37.7 million in 2020. We had income tax benefit in 2021 because we had net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss increased to RMB522.7 million in 2021 from RMB404.0 million in 2020.

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

We had net current liabilities of RMB361.4 million (US$52.4 million) as of December 31, 2022. As of December 31, 2022, we had RMB158.3 million (US$23.0 million) in cash and cash equivalents, RMB1.1 million (US$0.2 million) in current restricted cash, RMB168.6 million (US$24.4 million) in short-term borrowings outstanding and RMB344.0 million (US$49.9 million) in the current portion of long-term bank and other borrowings. As of December 31, 2022, we had an accumulated deficit of RMB3,766.9 million (US$546.2 million) and a total shareholders’ deficit of RMB1,864.0 million (US$270.3 million).

We had net losses in recent years. In 2020, 2021 and 2022, our net loss was approximately RMB404.0 million, RMB522.7 million and RMB769.0 million (US$111.5 million), respectively. We had net cash used in operating activities of RMB359.3 million and RMB216.7 million (US$31.4 million) in 2021 and 2022, respectively. These conditions raised substantial doubt about our ability to continue as a going concern.

In January and March 2023, we entered into two loan agreements with Bank of Nanjing and Shanghai Qianlai, respectively, with an aggregate amount of RMB68.5 million (US$9.9 million) received as of the date of this annual report. We will focus on the following activities: (1) we plan to seek additional equity and debt financing from new investors into our hospital and network business operation and extend the terms of current loans; (2) we plan to improve the profitability of network business and hospital business through upgrading cloud system solutions, developing internet hospital business, accelerating the transformation of scientific research and training achievements into clinical application and so on; and (3) we are currently focusing on improving operational efficiency and reducing cost to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, our management concludes that we have sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next 12 months from the issuance of the consolidated financial statements. Based on the above considerations, the accompanying financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of equity securities would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We had losses, negative cash flows from operating activities and net current liabilities, and we may incur losses and negative cash flows from operating activities and experience net current liabilities in the future.”

Indebtedness

In May 2018, Shanghai Hospital entered into a long-term loan agreement of RMB1.0 billion with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2022, we had an outstanding balance of RMB971.0 million (US$140.8 million). The loan will be due in May 2028.

In July 2018, Guangzhou Hospital entered into a long-term loan agreement of RMB500.0 million with China Construction Bank that bears an interest rate of 4.9% per annum. The loan is secured by land use rights. As of December 31, 2022, we had an outstanding balance of RMB474.9 million (US$68.9 million). The loan will be due in July 2028.

In November 2020, Guangzhou Hospital entered into a long-term loan agreement of RMB400.0 million with China Construction Bank that bears a floating interest rate. The loan is secured by land use rights. As of December 31, 2022, we had an outstanding balance of RMB384.0 million (US$55.7 million). The loan will be due in November 2030.

Certain bank borrowings were secured by equipment with a net carrying value of RMB361.8 million and RMB412.7 million (US$59.8 million), accounts receivable with a carrying value of RMB10.1 million and RMB11.2 million (US$1.6 million) including lease receivables with a carrying value of RMB10.1 million and RMB0.3 million (US$49,000), land use rights with a carrying value of RMB405.1 million and RMB396.0 million (US$57.4 million), construction in progress with a carrying value of RMB1,709.8 million and RMB1,754.2 million (US$254.3 million), and long-term investments with a carrying value of RMB167.0 million and RMB179.2 million (US$26.0 million), as of December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the short-term bank and other borrowing bore a weighted average interest of 5.86% and 6.60% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 6.31% and 6.48% per annum, respectively.

As of December 31, 2022, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to RMB52.1 million (US$7.6 million) and nil,, respectively.

In January 2023, Concord Healthcare entered into an agreement with a maximum credit limit of RMB35.0 million (US$5.1 million) with Bank of Nanjing. Dr. Jianyu Yang, our chairman and chief executive officer, and Shanghai Outpatient Department shall provide corresponding maximum guarantee for the credit. Pursuant to the maximum credit limit agreement, a working capital loan agreement was entered into between both parties in the amount of RMB10.0 million (US$1.4 million) to meet working capital needs of Concord Healthcare. The period of the loan is from January 16, 2023 to January 16, 2024. The interest rate for the loan is fixed at 5.5% per annum. As of the date of this annual report, all principal in the amount of RMB10.0 million (US$1.4 million) was received by us.

In March 2023, Shanghai Medstar entered into a loan agreement with Shanghai Qianlai Industrial Co., Ltd (“Shanghai Qianlai”) in which Shanghai Qianlai agreed to lend up to RMB100.0 million (US$14.5 million) to the Shanghai Medstar. The interest rate for the loan is fixed at 8.0% per annum. This loan is a revolving credit loan, with a period from March 27, 2023 to June 30, 2024. As of the date of this annual report, RMB58.5 million (US$8.5 million) was received by us.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2022:

	1-6	7-12		Over 2
	months	months	1-2 years	years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Network Business
Accounts receivable	71,213	25,601	20,603	1,866	119,283
Allowance for credit losses	552	185	4,056	1,384	6,177
Accounts receivable, net	70,661	25,416	16,547	482	113,106
Hospital Business
Accounts receivable	16,926	1,208	417	201	18,752
Allowance for credit losses	520	449	417	201	1,587
Accounts receivable, net	16,406	759	—	—	17,165

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

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(229,766)	(359,313)	(216,694)	(31,419)
Net cash used in investing activities(1)	(533,885)	(565,981)	(118,792)	(17,223)
Net cash generated from financing activities	1,138,302	642,449	383,088	55,542
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(2,563)	(4,639)	(47,170)	(6,837)
Net increase (decrease) in cash and cash equivalents and restricted cash	372,088	(287,484)	432	63
Cash and cash equivalents and restricted cash at beginning of the year	74,307	446,395	158,911	23,040
Cash and cash equivalents and restricted cash at end of the year	446,395	158,911	159,343	23,103
(1)	Net cash used in investing activities in 2020 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB 504.7 million, investment in equity method investees of RMB 163.8 million, purchase of available-for-sale debt securities of RMB 80.0 million, which were partially offset by deposition of Concord International Hospital of RMB201.6 million. Net cash used in investing activities in 2021 included acquisitions of and deposits for the purchases of property, plant and equipment of RMB 760.6 million, investment in equity method investees of RMB61.2 million, which were partially offset by proceeds from disposal of property, plant and equipment of RMB213.0 million, proceeds from principal portion of direct financing leases of RMB31.5 million and redemption of available-for-sale debt securities of RMB20.0 million. Net cash used in investing activities in 2022 included acquisitions of property, plant and equipment of RMB223.0 million (US$32.3 million) and deposits for the purhcases of property, plant and equipment of RMB160.8 million (US$23.3 million), which were partially offset by proceeds from agreements cancellation with a cooperative hospital of RMB238.1 million (US$34.5 million) and redemption of available-for-sale debt securities of RMB11.9 million (US$1.7 million).

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

Net cash used in operating activities for the year ended December 31, 2022 was RMB216.7 million (US$31.4 million), resulting primarily from our net loss of RMB769.0 million (US$111.5 million), as adjusted by the reconciliation of certain non-cash items, including (1) loss from agreements cancellation with a cooperative hospital of RMB204.3 million (US$29.6 million), (2) interest and consultation expenses of RMB120.4 million (US$17.5 million), (3) depreciation of property, plant and equipment of RMB88.7 million (US$12.9 million), (4) loss on disposal of susidiary of RMB61.5 million (US$8.9 million), (5) amortization of intangible assets of RMB34.5 million (US$5.0 million) and (6) lease expense to reduce operating lease ROU of RMB19.3 million (US$2.8 million), and were partially offset by (1) deferred tax benefit of RMB71.8 million (US$10.4 million), and (2) income from equity method investments of RMB17.6 million (US$2.6 million). Additional factors affecting operating cash flow included (1) an increase in accrued expenses and other liabilities of RMB119.1 million (US$17.3 million), (2) an increase in accounts payable of RMB113.7 million (US$16.5 million) and (3) an increase in deferred revenue of RMB57.2 million (US$8.3 million), which were partially offset by (1) an increase in prepayments and other current assets of RMB130.2 million (US$18.9 million) and (2) an increase in inventories of RMB46.8 million (US$6.8 million).

Net cash used in operating activities for the year ended December 31, 2021 was RMB359.3 million, resulting primarily from our net loss of RMB522.7 million, as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB73.8 million, (2) depreciation of property, plant and equipment of RMB64.3 million, (3) amortization of intangible assets of RMB30.2 million, (4) lease expense to reduce operating lease ROU of RMB21.7 million and (5) share-based compensation of RMB14.7 million, and were partially offset by income from equity method investments of RMB18.2 million. Additional factors affecting operating cash flow included an increase in accounts payable of RMB262.8 million, which were partially offset by (1) a decrease in deferred revenue of RMB193.5 million, (2) an increase in accounts receivable of RMB64.5 million and (3) an increase in prepayments and other current assets of RMB30.9 million.

Net cash used in operating activities for the year ended December 31, 2020 was RMB229.8 million, resulting primarily from our net loss of RMB404.0 million, as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB81.4 million, (2) depreciation of property, plant and equipment of RMB55.0 million, (3) lease expense to reduce operating lease ROU of RMB23.0 million, (4) share-based compensation of RMB20.6 million and (5) amortization of intangible assets of RMB15.8 million. Additional factors affecting operating cash flow included an increase in deferred revenue of RMB84.5 million, which were partially offset by (1) an increase in prepayments and other current assets of RMB82.5 million and (2) a decrease in accured unrecognized tax benefit of RMB28.0 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was RMB118.8 million (US$17.2 million), consisting primarily of acquisitions of property, plant and equipment of RMB223.0 million (US$32.3 million) and deposits for the purhcases of property, plant and equipment of RMB160.8 million (US$23.3 million), which were partially offset by proceeds from agreements cancellation with a cooperative hospital of RMB238.1 million (US$34.5 million) and redemption of available-for-sale debt securities of RMB11.9 million (US$1.7 million).

Net cash used in investing activities for the year ended December 31, 2021 was RMB566.0 million, consisting primarily of the acquisitions of and deposits for the purchases of property, plant and equipment of RMB 760.6 million, investment in equity method investees of RMB61.2 million, which were partially offset by proceeds from disposal of property, plant and equipment of RMB213.0 million, proceeds from principal portion of direct financing leases of RMB31.5 million and redemption of available-for-sale debt securities of RMB20.0 million.

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

Net Cash Generated from Financing Activities

Net cash generated from financing activities for the year ended December 31, 2022 was RMB383.1 million (US$55.5 million), consisting primarily of proceeds from long-term bank and other borrowings of RMB422.8 million (US$61.3 million), borrowings from related parties of RMB220.4 million (US$32.0 million) and proceeds from short-term bank borrowings of RMB217.5 million (US$31.5 million), which were partially offset by repayment of short-term bank and other borrowings of RMB197.6 million (US$28.6 million), repayment of long-term bank and other borrowings of RMB197.0 million (US$28.6 million) and repayment to related parties of RMB82.9 million (US$12.0 million).

Net cash generated from financing activities for the year ended December 31, 2021 was RMB642.4 million, consisting primarily of proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary of RMB400.0 million, proceeds from long-term bank and other borrowings of RMB386.6 million, proceeds from short-term bank borrowings of RMB126.1 million, borrowings from related parties of RMB24.4 million and proceeds from convertible note of RMB20.0 million, which were partially offset by the repayment of long-term bank and other borrowings of RMB206.1 million, the repayment to related parties of RMB80.9 million and the repayment of short-term bank and other borrowings of RMB24.7 million.

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

Capital Expenditures

In 2020, 2021 and 2022, our capital expenditures totaled RMB948.3 million, RMB914.6 million and RMB311.9 million (US$45.2 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2022 decreased by RMB602.7 million (US$87.4 million) as compared to RMB33.7 million in 2021, primarily due to decreases in purchase of construction in progress and deposits for the purchases of property, plant and equipment.

We estimate that our expected aggregate capital expenditures in 2023 will be approximately RMB131.0 million (US$19.0 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai, Guangzhou and Beijing. As of December 31, 2022, we had bank credit lines totaling RMB2.1 billion (US$304.5 million), of which RMB52.1 million (US$7.6 million) had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payments due by Period
		Less than 1			More than
	Total	year	1-3 years	3-4 years	4 years

	(RMB in thousands)
Short-term debt obligations	168,601	168,601	—	—	—
Long-term debt obligations	2,815,409	343,982	923,031	358,615	1,189,781
Operating lease obligations	330,237	48,512	47,421	23,302	211,002
Purchase obligations	220,972	220,972	—	—	—
Total	3,535,219	782,067	970,452	381,917	1,400,783

Our short-and long-term debt obligations as of December 31, 2022 represented borrowings obtained by our subsidiaries. Our short-term bank and other borrowings outstanding as of December 31, 2022 had a weighted average interest rate of 6.60% per annum. Our long-term bank and other borrowings outstanding as of December 31, 2022 had a weighted average interest rate of 6.48% per annum.

As of December 31, 2022, we had RMB168.6 million (US$24.4 million) in short-term borrowings outstanding, and RMB2,815.4 million (US$408.2 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB344.0 million (US$49.9 million).

As of December 31, 2022, our operating lease obligations for 2023, 2024, 2025, 2026 and thereafter were RMB48.5 million (US$7.0 million), RMB23.7 million (US$3.4 million), RMB23.7 million (US$3.4 million), RMB23.3 million (US$3.5 million) and RMB211.0 million (US$30.6 million), respectively.

As of December 31, 2022, we had purchase obligations for certain medical equipment that amounted to RMB221.0 million (US$32.0 million), which are all scheduled to be paid within one year.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information of the Company—B. Business Overview— Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events in 2022 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of our future operating results or financial condition.

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

Leases

Lessee Accounting

We lease office space, plant and machinery, and land use rights. Our offices and facility leases generally have lease terms between one to 20 years. Our lease agreements include fixed and variable lease payments and do not contain material residual value guarantees. Our leases do not contain restrictions or covenants that restrict us from incurring other financial obligation. We also make upfront payments to acquire the leased land from the owners, with lease periods of 50 years (“land use right”). There is no ongoing payment under the terms of these land use rights.

We determine if an arrangement is a lease at inception and classifies leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25-2. We classify a lease as a finance lease if the lease meets any one of the following criteria:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
3.	The lease term is for a major part of the remaining economic life of the underlying asset.
4.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

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

As of December 31, 2021 and 2022, we recorded long-term investments of RMB390.6 million and RMB437.9 million (US$63.5 million), respectively.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of Concord Healthcare Singapore Pte. Ltd in 2020, we divided our business into two reporting units, including network business and hospital business as of December 31, 2021 and 2022. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit. As of December 31, 2022, there were still two reporting units after the disposal of Guofu Huimei, which was divided into hospital business before disposal.

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

For the year ended December 31, 2021 and 2022, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. We considered the future discounted cash flows expected to be generated by the hospital business and network business, respectively, to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, we estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. We did not record any impairment loss for the years ended December 31, 2021 and 2022 as the fair value of the reporting unit is in excess of its carrying value.

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

When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or market prices. Our management utilizes significant assumptions including revenue growth rate, operating margin, capital expenditure and discount rate. These assumptions might be affected by expectations about future market and economic conditions, as well as regulatory requirements.

Impairment loss on long-lived assets of RMB8.5 million, nil and nil was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), our chief operating decision maker (“CODM”) has been identified as the chief executive officer, who is also the executive chairman of the board of directors. Our CODM evaluates segment performance based on revenues and profit by the network and hospital segments. After the disposal of Concord Healthcare Singapore Pte Ltd on November 19, 2020, our hospital reporting segment is only consisted of hospitals located in the PRC. Substantially all of our revenue and long-lived assets (mainly include property, plant and equipment) are derived from the PRC.

Impact of COVID-19

In 2022, there had been outbreaks of COVID-19 cases from time to time, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. Our business was negatively impacted due to the resurgence of COVID-19 in certain cities in China. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, the development and progress of other medical treatment, the potential change and demand in cancer treatment in private hospitals and future governmental actions that may be taken in response to these developments, such as measures to stimulate the general economy to improve business conditions. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments and long-lived assets subject to impairment assessments, require significant judgments and involve a higher degree of variability and volatility that could result in material changes to our current estimates in future periods.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name*	Age	Position/ Title
Jianyu Yang	52	Chairman, chief executive officer
Zheng Cheng	60	Director
Yue Yu	39	Director
Boxun Zhang	47	Chief financial officer
Wayne Yu	60	Independent director
Liping Zhang	51	Independent director
Hongzhong Liu	52	Independent director

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

Mr. Boxun Zhang has served as the chief financial officer of our company since September 2022, and had previously served as an independent director of our company since May 2021. Mr. Zhang currently serves as the chief investment officer of Jiaxin Jinhe Investment Management Co., Ltd. From 2014 to 2018, Mr. Zhang served as the chief financial officer and a director of Coinage International Co., Limited. Mr. Zhang received his bachelor's degree in auditing and accounting from Wuhan University in 1998 and a master of business administration from Cass Business School - City, University of London in 2004. Mr. Zhang is an associated member of the Association of International Accountants.

Mr. Wayne Yu has served as an independent director of our company since September 2022. Mr. Yu currently has served as a professor at City University of Hong Kong since March 2015. Prior to that, Mr. Yu worked at The Hong Kong Polytechnic University from September 1999 to February 2015, and at Queen’s University from July 1998 to August 1999. In addition, Mr. Yu serves as an independent director for a number of companies listed in Hong Kong and mainland China. He is a CFA® charterholder and a member of the Honorary Advisory Panel to the Financial Reporting Council (FRC), a statutory regulatory body for auditors of listed companies in Hong Kong. He received his Ph.D. in finance from University of Alberta in November 1997.

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

Mr. Hongzhong Liu has served as an independent director of our company since September 2022. Mr. Liu has served as a professor at Shanghai International Studies University since January 2020. Mr. Liu is the vice president of China Society of World Economics and the vice executive secretary of Chinese Association of Asia-Pacific Studies. He served as the dean of School of International Studies of Liaoning University from March 2012 to October 2019, and served various teaching positions at Liaoning University since July 1999. Mr. Liu was a visiting scholar at George Washington University from January 2015 to June 2015, at Washington University in St. Louis from August 2007 to July 2008, and at KDI School of Public Policy and Management August 2001 to July 2002. He has published numerous books and articles, and presided over 15 important projects including a major project supported by National Social Science Fund of China. He received his Ph.D. in world economics from Liaoning University in June 1999.

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

Compensation of Directors and Executive Officers

In 2022, the aggregate cash compensation to all of our directors and our executive officers was RMB 2.2million (US$0.3 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2022 for pension, retirement or other similar benefits to our directors and our executive officers, except as disclosed in “—D. Employees” and elsewhere in this annual report on Form 20-F.

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

The following table summarizes, as of December 31, 2022, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

		Exercise
	Ordinary	Price
	Shares	Underlying
	Underlying	Outstanding
	Outstanding	Options	Restricted
Name	Options	(US$/Share)	Shares	Grant Date	Expiration Date
Jianyu Yang	—	—	—	—	—
Zheng Cheng	—	—	—	—	—
Yue Yu	—	—	—	—	—
Boxun Zhang	—	—	—	—	—
Wayne Yu	—	—	—	—	—
Liping Zhang	—	—	45,000	September 13, 2017	N/A
	—	—	90,000	October 2, 2018	N/A
Hongzhong Liu	—	—	—	—	—
Other individuals as group	—	—	973,284	February 18, 2014	N/A
	—	—	21,132	July 1, 2014	N/A
	—	—	69,564	August 1, 2014	N/A
	—	—	1,219,425	August 7, 2017	N/A
	—	—	2,935,500	August 8, 2017	N/A
	—	—	5,611,605	October 2, 2018	N/A

C.Board Practices

Committees of the Board of Directors

Board of Directors

We currently have six directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Wayne Yu, Dr. Liping Zhang and Mr. Hongzhong Liu. Mr. Wayne Yu is the chairman of our audit committee. Mr. Wayne Yu and Dr. Liping Zhang meet the criteria of audit committee financial experts as set forth under the applicable rules of the SEC. Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Dr. Jianyu Yang, Dr. Liping Zhang and Mr. Wayne Yu. Dr. Jianyu Yang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.Employees

Our employees consist of personnel that work in our headquarters, our regional offices and self-owned cancer hospitals, as well as certain personnel that work in our network of centers. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned our hospital in Singapore, and ceased control over the management of such hospital. We had 851,972 and 918 employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, all of our employees were based in China. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2022
	Employees	% of Total
Management	13	1.4
Administration	227	24.7
Financial control	45	4.9
Hospital and Operation	517	56.3
Marketing	23	2.5
Business development	38	4.2
Centers	55	6.0
Total	918	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2020, 2021 and 2022 was RMB28.2 million, RMB51.1 million and RMB58.6 million (US$8.5 million), respectively. Of the total amount of contributions that we made to employee benefit plans in 2020, 2021 and 2022, RMB0.1 million, nil and nil were attributable to Concord International Hospital in Singapore that we acquired in 2015, respectively. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned our hospital in Singapore, and ceased control over the management of such hospital.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

The calculations in the table below are based on 130,251,685 ordinary shares outstanding, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares outstanding, as of the date of this annual report.

	Ordinary Shares Beneficially Owned(1)
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership(2)	Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	13,982,928	38,287,948	52,270,876	40.1	73.2
Zheng Cheng(5)	—	7,500,000	7,500,000	5.8	13.8
Yue Yu	—	—	—	—	—
Boxun Zhang	—	—	—	—	—
Wayne Yu	—	—	—	—	—
Liping Zhang	*	—	*	*	*
Hongzhong Liu	—	—	—	—	—
All directors and officers as a group	14,117,928	45,787,948	59,905,876	45.9	87.0
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	13,982,928	38,287,948	52,270,876	40.1	73.2
Solar Honor Limited(7)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(8)	13,086,350	—	13,086,350	10.0	2.4
Bluestone Holdings Limited(9)	—	7,500,000	7,500,000	5.8	13.8
*	Less than 1.0%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,251,685 ordinary shares outstanding (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual report.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.
(5)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder.

(6)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 14,163,325 Class A ordinary shares, and 405,326 ADSs, each representing three Class A ordinary shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(8)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(9)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, a total of 16,504,543 ADSs representing 49,513,629 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Borrowings with Related Parties

Since December 2018, we entered into several loan agreements with Zhejiang Marine. In June 2020, CMS Holdings entered into a shares purchase agreement with Merge Limited to purchase 20% equity interest in Zhejiang Marine. Zhejiang Marine became our associate company since then. Specifically, in May 2021, our subsidiary Aohua Technology entered into a failed sales-leaseback agreement with Zhejiang Marine, with the amount of RMB8.5 million and the term of five years. Aohua Technology acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. The loan bears an interest rate of 7.5% per annum and is secured by equipment. The loan will be due in May 2026. In January and March 2022, Aohua Technology entered into another failed sales-leaseback agreement of RMB10.0 million (US$1.4 million) and long-term loan agreement of RMB13.0 million (US$1.9 million), respectively, with Zhejiang Marine. Both of the loans bear an interest rate of 7.0% per annum and is secured by equipment. The loan will be due in January and March 2027, respectively. In February 2022, our subsidiary Shanghai Medstar entered into a failed sales-leaseback agreement with Zhejiang Marine with the amount of RMB110.0 million and the term of five years. Shanghai Medstar acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. This agreement has been terminated and replaced by the following loan due to the fair value appreciation of equipment secured. In May 2022, Shanghai Medstar entered into a further failed sales-leaseback agreement of RMB160.0 million (US$23.2 million) with Zhejiang Marine. The loan bears an interest rate of 7% per annum and is secured by equipment. The loan will be due in May 2027. The ending balance due to Zhejiang Marine as of December 31, 2022 totaled RMB246.4 million (US$35.7 million). In 2020, 2021 and 2022, we repaid RMB272.6 million, RMB77.1 million and RMB82.9 million (US$12.0 million), respectively, and incurred interest expense of RMB41.3 million, RMB13.0 million and RMB15.5 million (US$2.2 million), respectively.

In July 2021, we entered into a loan agreement with Guangdong Proton International Hospital Management Co., Ltd, a wholly owned subsidiary of an equity investee of our group, to provide loan for such entity of RMB142.9 million. In 2022, we entered into another loan agreement with such entity to provide loan of RMB16.8 milion (US$2.4 million). The ending balance as of December 31, 2022 was RMB169.5 million (US$24.6 million). In 2020, 2021 and 2022, we recorded interest income from such entity of nil, RMB2.8 million and RMB7.0 million (US$1.0 million), respectively.

In November 2021, we entered a loan agreement with Cherrylane Investments Limited, an entity controlled by Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, to obtain a loan of RMB12.1 million. In December 2021, we entered a second loan agreement with Cherrylane Investments Limited to obtain a further loan of RMB9.2 million. The ending balance as of December 31, 2022 was RMB23.1 million (US$3.4 million).

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

We sued one of the shareholders of Beijing Proton Medical Center Co., Ltd for the failure to perform its obligations under the related cooperation agreements, which caused the delay and suspension of the construction project of Beijing Proton Medical Center. As of the date of this annual report, the cooperation agreements for the Beijing Proton Medical Center project have been terminated according to an aribitration award dated November 18, 2022.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The effects of any applicable state or local laws and other U.S. federal tax laws, such as estate and gift tax laws, the additional Medicare tax on net investment income and the impact of the alternative minimum tax, are not discussed. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, as property held for investment). As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you (and the descriptions herein may not be applicable to you) if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax exempt organization (including pension funds);
●	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	persons that hold their ADSs or ordinary shares through a permanent establishment or fixed base outside the United States;
●	a person subject to special tax accounting rules as a result of any item of gross income being taken into account in an “applicable financial statement” (as defined in the Code) with respect to ordinary shares or ADSs;
●	a person who owns, actually or constructively, more than 10% or more of our stock by vote or value;

●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person who owns stock in an individual retirement or other tax-deferred account; or
●	a person whose “functional currency” is not the United States dollar.

In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

If a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisor.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value of our assets (generally based on an average of the quarterly values of such assets) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents).

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to additional taxes and a deferred interest charge with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares, unless (1) you make a “mark-to-market” election as discussed below or (2) we have ceased to be a PFIC and you have previously made the deemed sale election described above. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules even though such United States Holder would not receive any distributions from such lower-tier PFICs. You are urged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a qualified exchange. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark-to-market election may be available to holders of our ADSs which are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Alternative rules to the default PFIC rules set forth above apply if an election is made to treat us as a “qualified electing fund” (or QEF) under Section 1295 of the Code. A QEF election is available only if the United States Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for United States federal income tax purposes. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

Information Reporting and Backup Withholding

Certain United States Holders may be required to report information to the Internal Revenue Service relating to an interest held by such holder in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if you are required to submit such information to the Internal Revenue Service and fail to do so. United States Holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of our ordinary shares or ADSs.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner. If there is withholding on a payment to a United States Holder and the withholding results in an overpayment of taxes, the affected United States Holder should consult with such holder’s own tax advisor regarding whether and how any refund might be obtained with respect to the amounts so withheld.

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

J.Annual Report to Security Holders

Not applicable.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2022, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.0 million (US$0.1 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2022, all of our bank borrowing were denominated in Renminbi. In 2022, our Renminbi short-term and long-term bank borrowings had a weighted average interest rate of 5.22% per annum and 4.46% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2022, a 10% change in the interest rates would result in an increase or decrease of RMB21.0 million (US$3.0 million) of our total amount of interest expense in 2022. Based on our outstanding interest earning instruments during the year ended December 31, 2022, a 10% change in the interest rates would result in an increase or decrease of approximately RMB1.3 million (US$0.2 million) in our total amount of interest income in 2022.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.5% in 2020, 0.9% in 2021 and 2.0% in 2022. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

We received payments from the depositary or any reimbursement relating to the ADS facility in the amount of US$0.2 million in 2020, US$0.2 million in 2021 and US$0.2 million in 2022, which included a withholding tax at the tax rate of 30%.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

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

The following material weakness in internal control over financial reporting has been identified as of December 31, 2022. The material weakness as of December 31, 2022 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Because of the material weakness described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of our audit committee members satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act and that Mr. Wayne Yu and Dr. Liping Zhang of our audit committee qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

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

	For the Year Ended
	December 31,
	2021	2022
	RMB	RMB	US$
		(in thousands)
Audit Fees(1)	2,200	2,100	304
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

ITEM 16G.CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, under Section 303A of the NYSE Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

●	our board of directors does not consist a majority of independent directors;
●	we do not establish a corporate governance and nominating committee; and

●	our compensation committee does not consist entirely of independent directors.

To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs —As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices that differ significantly from the corporate governance requirements of the NYSE. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a “Commission-identified Issuer” under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (1) no governmental entities in the Cayman Islands or in China own shares of Concord Medical or its subsdiaries in China, (2) the governmental entities in China do not have a controlling financial interest in Concord Medical or its subsdiaries, (3) none of the members of the board of directors of Concord Medical or its subsdiaries, is an official of the Chinese Communist Party, and (4) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Concord Medical or its subsdiaries contains any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

●	Consolidated Balance Sheets as of December 31, 2021 and 2022;
●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2021 and 2022;
●	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022;
●	Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2020, 2021 and 2022; and
●	Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

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

Date: April 19, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Description of the Matter

At December 31, 2022, the Company’s goodwill was RMB575.4 million, RMB207.2 million of which was related to the hospital business reporting unit and RMB368.2 million of which was related to the network business reporting unit. As discussed in Note 2 and 11 to the consolidated financial statements, the Company is required to perform impairment testing at least annually or more frequently when triggered by events or changes in circumstances that indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As a result of the impairment assessment, management determined no impairment was recognized for Company during the year ended December 31, 2022.

Auditing management’s goodwill impairment assessment for the hospital business reporting unit and network business reporting unit was complex due to the significant estimates and judgments involved in determining the fair value of the reporting unit. In particular, the determination of the fair value of each reporting unit was sensitive to significant assumptions, including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate, which may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements.

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

Description of the Matter

At December 31, 2022, the Company’s long-lived assets to be held and used in the Company’s business, comprising of property, plant and equipment, land use right, intangible assets and deposits for non-current assets were RMB4,029.3 million. As discussed in Notes 9, 10, 12 and 13 to the consolidated financial statements, the Company is required to evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. The Company groups long-lived assets at the lowest level of identifiable cash flows, which is at each individual hospital, cooperate center or network business reporting unit level. Due to the continuous losses of the Company’s business, management evaluated its long-lived assets for recoverability by comparing the sum of the estimated undiscounted future cash flows attributable to the asset groups to their carrying amounts. As a result of the impairment assessment, the Company recorded no impairment loss for the year ended December 31, 2022.

Auditing management’s impairment assessment of long-lived assets was complex due to the significant estimates and judgments involved in the projection of future cash flows used in the quantitative test of impairment and the significant assumptions used in estimating the fair values of long-lived assets for which impairment was indicated. In particular, these estimates are sensitive to significant assumptions, including revenue growth rate, operating margin, capital expenditure and discount rate, which can be affected by expectations about future market and economic conditions, as well as regulatory requirements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived assets impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above used in the impairment assessment.

To test the Company’s impairment assessment of the long-lived assets, our audit procedures included, among others, evaluating the significant assumptions used to develop the future undiscounted cash flows and testing the completeness and accuracy of the underlying data used in the projections by the Company. We assessed the significant assumptions used in the calculations which included, amongst others, the revenue growth rate, operating margin, capital expenditure and discount rate, by analyzing the historical accuracy of management’s estimates and comparing to current industry and economic trends. We also performed a sensitivity analysis by assessing the changes to the fair values of long-lived assets of the asset groups resulting from changes in the revenue growth rate and discount rate.

Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2021.

Weifang, People’s Republic of China

April 19, 2023

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		157,386	158,283	22,949
Restricted cash, current portion	5	1,387	1,060	154
Accounts receivable (net of allowance of RMB4,932 and RMB7,764 (US$1,126) as of December 31, 2021 and 2022, respectively)	6	127,899	130,271	18,888
Prepayments and other current assets (net of reserve of RMB14,853 and RMB17,290 (US$2,507) and including amounts due from related parties amounting to RMB145,692 and RMB169,436 (US$24,566) as of December 31, 2021 and 2022, respectively)	7	257,019	385,351	55,871
Inventories	8	38,085	84,835	12,300
Net investment in direct financing leases, current portion	10	2,699	—	—
Total current assets		584,475	759,800	110,162

Non-current assets:
Restricted cash, non-current portion	5	138	—	—
Property, plant and equipment, net	9	3,145,025	3,259,145	472,532
Right-of-use assets, net	10	619,536	594,897	86,252
Net investment in direct financing leases, non-current portion	10	4,796	—	—
Goodwill	11	581,877	575,427	83,429
Intangible assets, net	12	657,837	353,766	51,291
Deposits for non-current assets	13	224,866	8,932	1,295
Long-term investments	14	390,625	437,874	63,485
Other non-current assets	15	20,776	15,093	2,188
Total non-current assets		5,645,476	5,245,134	760,472

Total assets		6,229,951	6,004,934	870,634

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		102,508	146,748	21,276
Accrued expenses and other liabilities	16	382,177	419,881	60,879
Income tax payable		—	818	119
Operating lease liabilities, current	10	20,484	35,916	5,207
Short-term bank and other borrowings (including loan from related party of RMB12,108 and RMB13,105 (US$1,900) as of December 31, 2021 and 2022, respectively)	18	136,510	168,601	24,445
Long-term bank and other borrowings, current portion (including loan from related party of RMB35,993 and RMB133,856 (US$19,407) as of December 31, 2021 and 2022, respectively)	18	162,842	343,982	49,873
Derivative liability	21		5,290	767
Total current liabilities		804,521	1,121,236	162,566

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB83,778 and RMB122,579 (US$17,772) as of December 31, 2021 and 2022, respectively)	18	2,178,596	2,471,427	358,323
Deferred tax liabilities	20	184,424	112,577	16,322
Derivative liability	21	5,863	—	—
Operating lease liabilities, non-current	10	214,225	199,953	28,990
Other long-term liabilities	22	98,601	84,084	12,192
Total non-current liabilities		2,681,709	2,868,041	415,827
Total liabilities		3,486,230	3,989,277	578,393

Contingently redeemable noncontrolling interest	1	3,680,782	—	—

Equity (deficit):
Class A ordinary shares (par value of US$0.0001 per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2021 and 2022; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2021 and 2022, respectively)	17	68	68	10
Class B ordinary shares (par value of US$0.0001 per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2021 and 2022; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2021 and 2022, respectively)	17	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2021 and 2022, respectively)		(7)	(7)	(1)
Additional paid-in capital		1,936,552	1,930,633	279,915
Accumulated other comprehensive loss		(29,496)	(27,766)	(4,026)
Accumulated deficit		(3,277,270)	(3,766,931)	(546,154)

Total Concord Medical Services Holdings Limited shareholders’ deficit		(1,370,116)	(1,863,966)	(270,251)
Noncontrolling interests		433,055	3,879,623	562,492

Total (deficit)/equity		(937,061)	2,015,657	292,241

Total liabilities, mezzanine equity and (deficit)/equity		6,229,951	6,004,934	870,634

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenues, net of value-added tax	24	223,011	485,633	472,085	68,446
Equipment leasing revenues		52,906	42,484	21,966	3,185
Services and other revenues		140,050	383,828	364,412	52,835
Medicine income		30,055	59,321	85,707	12,426
Cost of revenues		(209,928)	(542,530)	(624,494)	(90,543)
Cost of equipment leasing		(36,911)	(40,539)	(18,905)	(2,741)
Cost of services and other		(143,443)	(441,510)	(518,500)	(75,175)
Cost of medicine sold		(29,574)	(60,481)	(87,089)	(12,627)
Gross profit (loss)		13,083	(56,897)	(152,409)	(22,097)
Operating expenses:
Selling expenses		(25,761)	(53,675)	(61,479)	(8,914)
General and administrative expenses		(294,823)	(347,746)	(311,160)	(45,114)
Impairment of long-lived assets		(8,500)	—	—	—

Operating loss		(316,001)	(458,318)	(525,048)	(76,125)
Interest expense (including interest expense to related party amounting to RMB41,918, RMB13,532 and RMB16,790 (US$2,434) for the years ended December 31, 2020, 2021 and 2022, respectively)		(81,359)	(73,789)	(120,357)	(17,450)
Foreign exchange gain (loss), net		(58,686)	(19,925)	54,982	7,972
Gain (loss) on disposal of long-lived assets		677	—	(3)	—
Interest income (including interest income from related party amounting to RMB127, RMB3,447 and RMB6,946(US$1,007) for the years ended December 31, 2020, 2021 and 2022, respectively)		8,440	5,894	10,021	1,453
Change in fair value of derivative liability	21		(39)	1,015	147
Income from equity method investments		6,021	18,163	17,647	2,559
Loss on disposal of subsidiaries	4	(14,894)	—	(61,546)	(8,923)
Other (expenses) income, net		6,312	(1,223)	(216,607)	(31,405)
Gain on disposal of an equity method investment	14	7,837	—	—	—

Loss before income tax		(441,653)	(529,237)	(839,896)	(121,772)
Income tax benefit	20	37,624	6,565	70,906	10,280

Net loss		(404,029)	(522,672)	(768,990)	(111,492)

Net loss attributable to noncontrolling interests		(94,040)	(251,245)	(279,329)	(40,499)
Net loss attributable to Concord Medical Services Holdings Limited		(309,989)	(271,427)	(489,661)	(70,993)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	29	(5.11)	(6.26)	(3.74)	(0.54)
Weighted average number of class A and class B ordinary shares outstanding:
Basic and diluted	29	131,053,858	131,053,858	131,053,858	131,053,858

Other comprehensive income (loss), net of tax of nil
Foreign currency translation, net tax of nil		50,856	14,821	(53,964)	(7,824)

Total other comprehensive income (loss), net of tax		50,856	14,821	(53,964)	(7,824)

Comprehensive loss		(353,173)	(507,851)	(822,954)	(119,316)

Comprehensive loss attributable to noncontrolling interests		(94,040)	(251,245)	(279,329)	(40,499)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(259,133)	(256,606)	(543,625)	(78,817)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(404,029)	(522,672)	(768,990)	(111,492)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation (note 23)	20,621	14,680	(5,919)	(858)
Depreciation of property, plant and equipment (note 9)	55,030	64,288	88,692	12,859
Amortization of intangible assets (note 12)	15,756	30,171	34,495	5,001
Amortization of land lease payments (note 10)	9,513	9,621	9,627	1,396
Lease expense to reduce operating lease ROU	23,030	21,720	19,322	2,801
Income from equity method investments	(6,021)	(18,163)	(17,647)	(2,559)
Change in fair value of derivative liability (note 21)	—	39	(1,015)	(147)
(Gain) loss on disposal of long-lived assets	(677)	—	3	—
Deferred tax expense (benefit)	(13,347)	11,257	(71,848)	(10,417)
Allowance for doubtful accounts, net	6,058	2,555	5,400	783
Impairment of long-lived assets	8,500	—	—	—
Interest and consultation expenses	81,359	73,789	120,357	17,450
Loss on disposal of subsidiary (note 4)	14,894	—	61,546	8,923
Gain from disposal of an equity method investment	(7,837)	—	—	—
Loss from agreements termination with a cooperative hospital	—	—	204,250	29,613
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	(6,167)	(64,450)	644	93
Prepayments and other current assets	(82,497)	(30,908)	(130,156)	(18,871)
Inventories	(14,446)	(4,352)	(46,750)	(6,778)
Other non-current assets	392	(175)	(15)	(2)
Accounts payable	11,119	262,842	113,743	16,491
Accrued expenses and other liabilities	15,171	(2,515)	119,055	17,261
Deferred revenue	84,543	(193,464)	57,168	8,289
Income tax payable	105	(858)	818	119
Accrued unrecognized tax benefit	(28,012)	621	(6,539)	(948)
Operating lease liabilities	(12,824)	(13,339)	(2,935)	(426)

Net cash used in operating activities	(229,766)	(359,313)	(216,694)	(31,419)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of land use right	(7,170)	—	(215)	(31)
Investment in equity method investees	(163,844)	(61,159)	(2,300)	(333)
Prepayments for long-term investments	(28,490)	—	—	—
Investment in equity investments without readily determinable fair value	—	(6,439)	—	—
Acquisitions of business, net of cash acquired	(8,336)	1,569	—	—
Acquisitions of property, plant and equipment	(168,023)	(278,977)	(222,980)	(32,329)
Acquisitions of intangible assets	(1,028)	(19,712)	(818)	(119)
Deposits for the purchases of property, plant and equipment	(336,681)	(481,604)	(160,793)	(23,313)
Proceeds from disposal of equity method investment	33,020	—	—	—
Proceeds from disposal of property, plant and equipment	271	212,975	5,635	817
Proceed from agreements termination with a cooperative hospital	—	—	238,093	34,520
Proceeds from principal portion of direct financing leases	24,842	31,525	7,536	1,093
Proceeds from disposal of a subsidiary	201,554	—	—	—
Cash distribution from equity method investments	—	15,863	5,101	740
Purchase of available-for-sale debt securities	(80,000)	—	—	—
Redemption of available-for-sale debt securities	—	19,978	11,949	1,732

Net cash used in investing activities	(533,885)	(565,981)	(118,792)	(17,223)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	740,434	126,112	217,470	31,530
Proceeds from long-term bank and other borrowings	857,110	386,635	422,765	61,295
Proceeds from convertible note (note 22)	—	20,000	—	—
Borrowings from related parties (note 25)	26,560	24,432	220,369	31,951
Repayment to related parties (note 25)	—	(80,886)	(82,915)	(12,022)
Repayment of short-term bank and other borrowings	(1,029,176)	(24,706)	(197,598)	(28,649)
Repayment of long-term bank and other borrowings	(241,825)	(206,057)	(197,003)	(28,563)
Purchase of subsidiary shares from noncontrolling interests	(25,653)	(4,581)	—	—
Capital injection from a noncontrolling interests in a subsidiary	110,852	1,500	—	—
Proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary	700,000	400,000	—	—

Net cash generated from financing activities	1,138,302	642,449	383,088	55,542

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(2,563)	(4,639)	(47,170)	(6,837)
Net increase (decrease) in cash	372,088	(287,484)	432	63
Cash and cash equivalents and restricted cash at beginning of the year	74,307	446,395	158,911	23,040
Cash and cash equivalents and restricted cash at end of the year	446,395	158,911	159,343	23,103
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	334,264	157,386	158,283	22,949
Restricted cash, current portion	4,661	1,387	1,060	154
Restricted cash, noncurrent portion	107,470	138	—	—
Total cash and cash equivalents and restricted cash	446,395	158,911	159,343	23,103

Supplemental schedule of major cash flows information:
Income tax paid	(3,259)	—	(3,013)	(437)
Interest paid	(73,848)	(134,180)	(145,257)	(21,060)
Supplemental schedule of major non-cash activities:
Acquisition of investment through effective settlement in other receivables, advance to suppliers and other payables (note 4)	602	—	—	—
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	704,312	460,078	257,440	37,325
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in accrued expense and other liabilities	50,736	99,406	2,181	316

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
					Accumulated				Contingently
	Number of			Additional	other			Total	redeemable
	ordinary	Ordinary	Treasury	paid-in	comprehensive	Accumulated	Noncontrolling	equity	noncontrolling
	shares	shares	stock	capital	income (loss)	deficit	interests	(deficit)	interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	130,241,995	105	(8)	1,759,941	(97,285)	(1,785,517)	102,396	(20,368)	1,909,606
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	(1,223)	—	(1,223)	—
Net loss	—	—	—	—	—	(309,989)	(94,040)	(404,029)	—
Other comprehensive income	—	—	—	—	50,856	—	—	50,856	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(359,920)	87,266	(272,654)	272,654
Share-based compensation	—	—	—	20,621	—	—	—	20,621	—
Contribution from noncontrolling interests	—	—	—	59,464	—	—	51,410	110,874	—
Contribution from contingently redeemable noncontrolling interests	—	—	—	—	—	—	—	—	731,415
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	—	—	—	—	3,078	3,078	—
Restricted shares vested	9,690	—	—	—	—	—	—	—	—

Balance as of December 31, 2020	130,251,685	105	(8)	1,840,026	(46,429)	(2,456,649)	150,110	(512,845)	2,913,675

Balance as of January 1, 2021	130,251,685	105	(8)	1,840,026	(46,429)	(2,456,649)	150,110	(512,845)	2,913,675
Net loss	—	—	—	—	—	(271,427)	(251,245)	(522,672)	—
Other comprehensive income	—	—	1	—	16,933	—	—	16,934	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(549,194)	182,087	(367,107)	367,107
Share-based compensation	—	—	—	14,680	—	—	—	14,680	—
Contribution from noncontrolling interests	—	—	—	—	—	—	1,500	1,500	—
Contribution from contingently redeemable noncontrolling interests	—	—	—	—	—	—	—	—	400,000
Acquisition of additional shares of non-wholly owned subsidiary	—	—	—	81,846	—	—	355,184	437,030	—
Redemption of 15% equity of GMI held by GE to reduce minority shareholders' equity	—	—	—	—	—	—	(4,581)	(4,581)	—

Balance as of December 31, 2021	130,251,685	105	(7)	1,936,552	(29,496)	(3,277,270)	433,055	(937,061)	3,680,782

Balance as of January 1, 2022	130,251,685	105	(7)	1,936,552	(29,496)	(3,277,270)	433,055	(937,061)	3,680,782
Net loss	—	—	—	—	—	(489,661)	(279,329)	(768,990)	—
Other comprehensive income	—	—	—	—	1,730	—	—	1,730	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	—	3,680,782	3,680,782	(3,680,782)
Share-based compensation	—	—	—	(5,919)	—	—	—	(5,919)	—
Investment in equity instrusment(Note 14)	—	—	—	—	—	—	45,115	45,115	—
Balance as of December 31, 2022	130,251,685	105	(7)	1,930,633	(27,766)	(3,766,931)	3,879,623	2,015,657	—

Balance as of December 31, 2022 (US$)	130,251,685	15	(1)	279,915	(4,026)	(546,154)	562,492	292,241	—

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

1.     ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, which are collectively referred to as the “Group”. The Company was incorporated under the laws of the Cayman Islands on November 27, 2007.

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment, provision of management services to hospitals, medicine sales and provision of premium cancer and proton treatment services.

(a)Details of the Company’s principal subsidiaries as of December 31, 2022 are as follows:

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
King Cheers Holdings Limited (“King Cheers”)	May 18, 2001	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”) **	February 21, 2008	PRC	43.90%	Leasing of medical equipment and provision of management services
Shanghai Medstar Financial Leasing Company Limited ("Shanghai Medstar")	March 21, 2003	PRC	98.19%	Leasing of medical equipment and provision of management services
Meizhong Jiahe Medical Technology Development Group Co., Ltd. (“MHM”) *	July 23, 2008	PRC	43.90%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”) **	July 26, 2007	PRC	43.90%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	98.19%	Leasing of medical equipment and provision of management services
Guangzhou Concord Cancer Center Co., Ltd ("Guangzhou Concord Cancer Hospital") **	June 29, 2011	PRC	35.12%	Medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	100%	Investment holding
Shanghai Concord Cancer Center Co., Ltd (“SHC”) **	March 17, 2014	PRC	44.18%	Medical treatment and service business
Datong Meizhong Jiahe Cancer Center (“DTMZ”) **	October 23, 2014	PRC	43.90%	Medical treatment and service business
Wuxi Concord Medical Development Ltd. ("Wuxi Concord”)	December 29, 2015	PRC	100%	Provision of management services

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Beijing Concord Medical Technology Ltd.(“BJCMT”)	January 4, 2016	PRC	100%	Provision of management services
Beijing Century Friendship Science & Technology Development Co., Ltd (“Beijing Century Friendship”)**	October 8, 2018	PRC	98.19%	Provision of management services and investment holding
Beijing Proton Medical Center Co., Ltd (“BPMC”)	October 8, 2018	PRC	79.01%	Medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”)**	October 8, 2018	PRC	41.50%	Medical treatment and service business
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. ("SH MZJH") **	November 18,2019	PRC	15.68%	Medical treatment and service business
Wuxi Meizhong Jiahe Cancer Center Co., Ltd. ("Wuxi MZJH")	November 18,2019	PRC	98.50%	Medical treatment and service business
Yinchuan Meizhong Jiahe Internet Hospital Ltd. (“YCIH”) **	October 18, 2020	PRC	43.90%	Medical treatment and service business
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Guangzhou Concord Hospital Management Co., Ltd. ("GCHM") (formerly known as Guangzhou New Spring Hospital Management Ltd.) (note 4) **	April 21, 2020	China	30.73%	Investment holding
Guangzhou Concord Medical Cancer Ltd. ("GCMC") (formerly known as Guangzhou New Spring Medical Cancer Ltd) (note 4) **	April 21, 2020	China	30.73%	Medical treatment and service business
Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”) (note 4) **	January 4, 2021	China	11.56%	Leasing of medical equipment and technical service
Guangzhou Concord Medical Technology Innovation Center Co., Ltd ("GCMTIC") **	April 22, 2021	China	43.90%	Technical service

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

Pursuant to these agreements, CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors can request the Group to redeem their interests in MHM upon the occurrence of certain events (i.e. failure to complete a qualified IPO by June 30, 2024). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of MHM, the noncontrolling interests of CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests. Upon submission of MHM's prospectus to Hong Kong Stock Exchange ("qualified IPO") on May 30, 2022, the rights of the Investors to request the Company to repurchase the interests held by the Investors no longer exists, according to the agreement signed on May 19 among shareholders of MHM. The existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Therefore, contingently redeemable noncontrolling interests was nil as of December 31, 2022.

In March 2022, the Group, established Shanghai Xinhe Enterprise Management Center (Limited Partnership) ("Shanghai Xinhe") with Shanghai Xinfu Enterprise Management Center (Limited Partnership), and acted as a limited partner. The Group obtained 99% shares of Shanghai Xinhe in the consideration of 2.05% shares in MHM.

After the completion of all transactions mentioned above, the Group’s equity shares in MHM had been diluted from 49.44% to 46.56% as of December 31, 2021 and 43.90% as of December 31, 2022 respectively. On December 1, 2020, the Group obtained declaration from one of the noncontrolling shareholder of MHM, pursuant to which the noncontrolling shareholder delegates its 2.36% voting rights in the general meeting of shareholders of MHM to the Group irrevocably during the period it owns the share interest in MHM, which was diluted to 2.22% after the transaction mentioned above in April 2021. In April 2021 and April 2022, the Group successively obtained declaration from another two of the noncontrolling shareholders of MHM, pursuant to which the noncontrolling shareholder delegates its 2.06% and 2.05% voting rights, respectively, in the general meeting of shareholders of MHM to the Group irrevocably during the period it owns the share interest in MHM. The Group remained control of MHM since it is entitled to 50.84% and 50.23% of the voting right of MHM as of December 31, 2021 and 2022.

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

(b)	Establishment of Onshore Fund and Offshore Fund

Establishment of onshore fund

In January 2016, the Group and Zhongrong Guofu Investment Management Company Limited (“ZR Guofu”) established an onshore fund, namely Guofu Huimei (Tianjin) Investment Management Partnership Firm (LP) (“Guofu Huimei”). The registered capital of Guofu Huimei is RMB1,009,000, of which RMB746,001and RMB262,999 were subscribed by ZR Guofu and the Group, for 73.93% and 26.07% equity interest, respectively. General partners of the Guofu Huimei are Shanghai Medstar and ZR Guofu.

Further in April 2017, the Group and ZR Guofu entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. During 2017, Guofu Huimei acquired 78.31% equity interest of Beijing Century Friendship which holds 55% equity interest of BPMC at consideration of RMB388,500, 54.8% equity interest of CMCC at consideration of RMB182,100, 28.77% equity interest of Tianjin Jiatai Entity Management Limited Partnership ("Tianjin Jiatai") at consideration of RMB106,500 and established Shanghai Rongchi Medical Management Limited (“SH Rongchi”) with share capital of RMB695,305 with Tianjin Jiatai. The profit or loss of these domestic entities engaging in hospital business is shared proportionally among investors based on the percentage of their respective subscribed share capital. In addition, the Group’s share in Beijing Century Friendship, certain construction in progress and certain prepaid land lease payments are pledged to secure the capital contribution from ZR Guofu.

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

Repurchase of offshore fund

During 2019, Tianjin Jiatai made total capital injections of RMB34,540 (US$5,105) to SH MZJH, leading to an increase in Tianjin Jiatai’s holding interest from 56.77% to 78.34%.On July 22, 2019, Wuxi Concord entered into an agreement with Tianjin Jiatai, to purchase all its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. After the acquisition, Wuxi MZJH became a wholly owned subsidiary of the Group. On August 23, 2019, Wuxi Concord further injected capital of RMB82,100 to Wuxi MZJH. On November 13, 2019, Guofu Huimei entered into agreements with ZR Guofu, pursuant to which ZR Guofu would withdraw its investment of 77.18% equity interests in Tianjin Jiatai at a consideration of RMB421,730. As a result of ZR Guofu’s withdrawal, the Group became the sole shareholder of Tianjin Jiatai and its subsidiaries, SH MZJH, Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited ("Oriental"), including Wuxi MZJH (collectively, the “Tianjin Jiatai Group”). The transaction is accounted for as a business acquisition of Tianjin Jiatai Group by the Group.

Immediately prior to the acquisition of Tianjin Jiatai Group on November 18, 2019, the mandatory redeemable to noncontrolling interest in SP held by Tianjin Jiatai was amounted to RMB434,216. The mandatorily redeemable noncontrolling interest, being a preexisting relationship between the parties, was settled as a result of the business combination. Upon the completion of the acquisition and the settlement of mandatorily redeemable noncontrolling interest, SP is no longer a VIE. On September 25, 2020, SP terminated all its business and completed its cancellation of business registration. On December 26, 2022, Guofu Huimei and its subsidiaries,mainly including Tianjin Jiatai, SH Rongchi, Oriental, and China Medstar, had been disposed by the Group (note 4).

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Going Concern

The Company experienced net loss from continuing operations of RMB404,029, RMB522,672, RMB768,990 (US$111,492) for the years ended December 31, 2020, 2021 and 2022, respectively, and negative cash flows from operating activities of approximately RMB359,313 and RMB216,694 (US$31,419) for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, the Company had cash position of RMB158,283 (US$22,949), negative working capital of RMB361,436 (US$52,404), an accumulated deficit of RMB3,766,931 (US$546,154).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. In January and March 2023, the Company entered into two loan contracts with the amount of RMB68.5 million (US$9.9 million) received as of the date of this annual report. Meanwhile, the Group will focus on the following activities: (1) the Group plans to seek additional equity and debt financing from new investors into the hospital and network business operation and extend the terms of current loans; (2) the Group plans to improve the profitability of network business and hospital business through upgrading cloud system solutions, developing internet hospital business, accelerating the transformation of scientific research and training achievements into clinical application and so on; (3) the Group is currently focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources. Therefore, management believed that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8972 to US$1.00 on December 30, 2022 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash

Restricted cash represents cash deposits pledged as security for the Group’s daily operation, such as performance of contracts, and proceeds from specialized bank borrowings for hospital construction. Such restricted cash is not available to fund the general liquidity needs of the Group. And the restriction will lapse when the of obligation of contracts has been performed or the bank borrowings has been used for construction of hospital.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of the CHS in 2020, the Group divided its business into two reporting units, including network business and hospital business as of December 31, 2020 and 2021. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit. And the goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit. As of December 31, 2022, there are still two reporting units after the disposal of the GFHM, which was divided into hospital business before disposal(Note 4).

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

For the year ended December 31, 2021 and 2022, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The Company considered the future discounted cash flows expected to be generated by the hospital business and network business respectively to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, the Company estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. The Company did not record any impairment loss for the years ended December 31, 2021 and 2022 as the fair value of the reporting unit is in excess of its carrying value.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2020, 2021 and 2022 total interest costs incurred amounted to RMB148,642, RMB139,873 and RMB180,847 (US$26,220), respectively, in which interest costs capitalized amounted to RMB67,283, RMB66,084 and RMB60,490 (US$8,770), respectively.

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

Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or market prices, management utilizes significant assumptions including revenue growth rate operating margin, capital expenditure and discount rate. These assumptions might be affected by expectations about future market and economic conditions, as well as regulatory requirements.

Impairment loss on long-lived assets of RMB8,500, nil and nil was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

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

ASC 606 revenue

i.Management and Technical Support

The Group provides stand-alone management and technical support services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management support services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical support services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment. Combining the Group’s management and technical support services, planned cloud system solutions provides a more comprehensive set of services, from pre-purchasing consultation to equipment installation and maintenance. The fees for management and technical support are calculated based on a predetermined percentage of monthly revenue generated by the hospital unit or in limited instances on a fixed monthly fee. Variable fees are fully constrained at contract inception due to the uncertainty of the hospital units’ monthly revenue.  Variable fees are included in the transaction price when a significant reversal of revenue recognized is not expected to occur, typically upon receipt of the monthly revenue statement from hospitals.  Fixed monthly fees are recognized ratably over the service term.

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

iii.Medical service

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

iv.Medicine income

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

The Group adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense. The adoption of this accounting standard resulted in an adjustment to beginning accumulated deficit for deferred tax liability and beginning accumulated deficit. This deferred tax liability is entirely offset and therefore resulted in a change to beginning accumulated deficit. The cumulative effect of changes made to the Group’s consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016 16 was RMB5.6 million.

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

Impact of COVID-19

In 2022, there have been outbreaks of COVID-19 cases from time to time, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Group's business was negatively impacted due to the resurgence of COVID-19 in certain cities in China. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the COVID-19 pandemic impacts the Group's long-term results will depend on future developments which are highly uncertain, unpredictable and beyond the Group's control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, the development and progress of other medical treatment, the potential change and demand in cancer treatment in private hospitals and future governmental actions that may be taken in response to these developments, such as measures to stimulate the general economy to improve business conditions. As a result, certain of the Group's estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments and long-lived assets subject to impairment assessments, require significant judgments and involve a higher degree of variability and volatility that could result in material changes to the Group's current estimates in future periods.

Recently adopted accounting pronouncements

Adoption of ASU 2020-06

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer's accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update is effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company adopted this standard on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

Adoption of ASU 2021-05

In July 2021, the FASB issued an update (“ASU 2021-05”) Lessors - Certain Leases with Variable Lease Payments to ASC Topic 842, Leases (“ASC 842”). ASU 2021-05 provides additional ASC 842 classification guidance as it relates to a lessor’s accounting for certain leases with variable lease payments. ASU 2021-05 requires a lessor to classify a lease with variable payments that do not depend on an index or rate as an operating lease if either a sales-type lease or direct financing lease classification would trigger a day-one loss. ASU 2021-05 is effective for fiscal years beginning after 15 December 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1, 2022 on a prospective basis with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

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

As of December 31, 2022, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 25.85%, 30.95% and 29.20% for the years ended December 31, 2020, 2021 and 2022, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 95%, 94% and 93% of total medical equipment and construction purchases of the Group for the years ended December 31, 2020, 2021 and 2022, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. The depreciation (appreciation) of the RMB against US$ was (6.3)%, (2.3)% and 8.2% during the years ended December 31, 2020, 2021 and 2022, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

Disposal of CHS

According to SPA, the share transfer price only included cash consideration of RMB247,803, no other tangible or intangible assets, financial instruments or contingent consideration were specified. The cash consideration was firstly net off by settlement of the intercompany balance due from CHS of RMB602. The Group further paid a commission fee directly related to the transaction of RMB44,039, which was also accounted for a net off the cash consideration. Management evaluated the valuation of the retained 10% noncontrolling investment with the assistance of external valuer. As the transaction was not a related party transaction, the transfer price was considered a fair reflection of the 90% of the entity value. The valuer further considered the discount rate lack of control “DLOC” by comparing similar business combination cases in the same healthcare industry. The DLOC was finalized at 17% and the valuation of the retained noncontrolling investment was determined at RMB22,925. There was no noncontrolling interest in CHS before the transaction. The carrying amount of the assets and liabilities of CHS was RMB235,714. With a foreign currency translation of RMB5,267, as a result, a loss on disposal of CHS of RMB14,894 was recognized in the consolidated statements of comprehensive loss for 2020.

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

For the year ended December 31, 2021

Acquisition of Healthingkon

In November, December 2020 and January 2021, several subsidiaries of the Group entered into a series of restructuring framework agreements and capital increase agreements with a third party, Beijing Healthingkon Technology Co., Ltd.  (“Healthingkon”) and Healthingkon’s shareholders to obtain 26.34% shares of Healthingkon with the total consideration of 89% shares of SH MZJH and RMB21,500. The acquisition date was on January 4, 2021, when the Group actually obtained the shareholder rights on Healthingkon. On the same day, a subsidiary of the Group entered into a concerted action agreement with two other shareholders of Healthingkon, pursuant to which the two shareholders agreed to be coordinated actors on the matters related to shareholders’ rights of Healthingkon. After the agreement, the Group obtained majority control over Healthingkon. And SH MZJH was under the control and consolidation of the Group before and after the transaction. The fair value of the gross assets acquired during the acquisition is not concentrated in a single identifiable asset or a group of similar identifiable assets and it meets the definition of a business and was accounted for as business acquisition under ASC 805.

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

The acquired amortizable intangible assets primarily include the AI technology of Healthingkon with the estimated remaining amortization periods of 10 years.The Group recognized RMB368,221 (US$57,782) in goodwill arising from this acquisition, primarily represents the expected synergies from combining the Healthingkon’s resources and experiences in the AI with the Group’s current business, and the further development of internet hospital business and cloud system solution business. The goodwill recognized is not deductible for income tax purposes.

Pro forma results of operations for Healthingkon acquisition have not been presented because it was not material to the consolidated financial statements.

For the year ended December 31, 2022

Disposal of Guofu Huimei and its subsidiaries

In the fiscal year of 2022, the Group, Shanghai Epu Supply Chain Technology Co. LTD("Shanghai Epu") and Shanghai Rongsheng Medical Management Co., LTD("Shanghai Rongsheng") entered into a shares transfer agreement.Pursuant to Agreement, the Group would sell all the shares it held in Guofu Huimei and its subsidiaries ("GFHM disposal group") to Shanghai Epu and Shanghai Rongsheng with the consideration of RMB190,000(US$27,547). The disposal transaction was completed on December 26, 2022 and the net book value of the net asset is approximately RMB189,402 (US$27,460). There was no noncontrolling interest in Guofu Huimei and its subsidiaries before the transaction.

The disposal of GFHM group represents the disposal of a portion of the hospital business reporting unit, the Company assigned RMB6,450 (US$935) of goodwill to the GFHM group on a relative fair value basis when the disposal transaction has completed. For the goodwill remaining in the hospital business reporting unit, the Company did not record any impairment loss for the years ended December 31, 2022 as the fair value of the reporting unit is in excess of its carrying value(Note 11).

This disposal does not represent a strategic shift on the Group’s major business and have no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

On December 26, 2022, the Company calculated a loss regarding the deconsolidation of the Guofu Huimei and its subsidiaries as follows:

	RMB	US$
Cash proceeds	190,000	27,547
Disposition of net assets	(189,402)	(27,460)
Goodwill	(6,450)	(935)
Accumulated other comprehensive loss	(55,694)	(8,075)
Loss on disposal of Guofu Huimei and its subsidiaries	(61,546)	(8,923)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The following table summarizes the carrying amounts of the major classes of assets and liabilities of the disposed subsidiaries as of December 26, 2022:

	RMB	US$
Current assets	199,727	28,957
Current liabilities	(10,325)	(1,497)
Net assets disposed	189,402	27,460

5.     RESTRICTED CASH

Restricted cash represented the proceeds from specialized bank borrowings for hospital construction. Balance of current restricted cash was RMB1,387 and RMB1,060 (US$154), and noncurrent restricted cash was RMB138 and nil as of December 31, 2021 and 2022, respectively.

6.     ACCOUNTS RECEIVABLE

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable	132,831	138,035	20,014
Allowance for credit losses	(4,932)	(7,764)	(1,126)
Accounts receivable, net	127,899	130,271	18,888

The rollforward in the allowance for credit losses were as follows:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Balance at the beginning of the year	7,147	6,473	4,932	715
Cumulative effect of adopting ASU 2016-13	597	—	—	—
Disposal of subsidiary	(60)	—	—	—
Provisions for the year	1,879	1,463	2,832	411
Reversal of provisions from prior periods due to subsequent cash collection during the year	(1,415)	(983)	—	—
Amounts written off during the year	(1,675)	(2,021)	—	—
Balance at the end of the year	6,473	4,932	7,764	1,126

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB10,056 and RMB11,166 (US$1,619)were used to secure certain bank borrowings as at December 31, 2021 and 2022 respectively (note 18).

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

7.     PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
Due from suppliers	i)	25,622	31,660	4,590
Loan receivables	ii)	169,272	294,130	42,645
Advances to employees		2,708	2,601	377
Dividend receivable		—	1,643	238
Deductible value-added tax		45,031	44,268	6,418
Tax refund		216	234	34
Due from hospital		978	1,138	165
Deferred expenses		1,868	200	29
Others		26,177	26,767	3,882
		271,872	402,641	58,378

Allowance for credit losses		(14,853)	(17,290)	(2,507)

		257,019	385,351	55,871

The Group records allowance for doubtful debts in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represented prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve for bad debt amounting to nil and nil on the amounts due from suppliers as at December 31, 2021 and 2022, respectively.
ii)	Loan receivables represented the loans to other parties, including loans to related parties such as the Guangdong Proton International Hospital Management Co., Ltd, and Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”) of total amount of RMB154,707 and RMB178,453 (US$25,873) as at December 31, 2021 and 2022, and third parties of RMB14,565 and RMB115,677 (US$16,772) as at December 31, 2021 and 2022, respectively. The Group recorded allowance for doubtful debts amounting to RMB9,015 and RMB9,017 (US$1,307) as at December 31, 2021 and 2022, respectively. Besides the credit losses provided to the balances to related parties, the Group recorded allowance for credit losses amounting to RMB3,001 and RMB3,011 (US$437) as of December 31, 2021 and 2022, respectively to balances to third parties.

8.     INVENTORIES

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Medicine	10,259	9,896	1,435
Medical material	27,754	72,971	10,580
Low-value consumables	692	2,575	373
	38,705	85,442	12,388

Less: inventory provision	(620)	(607)	(88)

	38,085	84,835	12,300

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

9.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Buildings	775,708	782,560	113,461
Medical equipment	484,653	532,165	77,157
Electronic and office equipment	57,215	58,038	8,415
Motor vehicles	3,718	3,717	537
Leasehold improvement and building improvements	78,724	75,032	10,879
Construction in progress	1,986,032	2,131,991	309,110
Total	3,386,050	3,583,503	519,559
Less: accumulated depreciation	(224,877)	(308,210)	(44,686)
Impairment charges	(16,148)	(16,148)	(2,341)
	3,145,025	3,259,145	472,532

Depreciation expenses were RMB55,030, RMB64,288 and RMB88,692 (US$12,859) for the years ended December 31, 2020, 2021 and 2022, respectively. Impairment loss of nil nil, and nil were recognized for network operating segment and impairment loss of nil, nil and nil for hospital operating segment for the years ended December 31, 2020, 2021 and 2022 respectively.

For the years ended December 31, 2020, 2021 and 2022, impairment of nil, RMB2,645 and nil was written off for network operating segment upon the disposal of medical equipment and construction project. Impairment of nil,nil and nil was written off for hospital operating segment.

For the year ended December 31, 2022, due to a series of cooperation agreemnets have been terminated by the Group and a cooperative hospital, RMB169,289 (US$24,545) decrease in construction in progress has been recorded accordingly.

The Group held equipment under operating lease contracts with customers with an original cost of RMB105,980 and RMB128,486 (US$18,629) and accumulated depreciation of RMB78,247 and RMB100,681 (US$14,597), as of December 31, 2021 and 2022, respectively.

The total net book value of the Group’s property, plant and equipment pledged as collateral for other borrowings as of December 31, 2021 and 2022 was RMB361,806 and RMB412,683 (US$ 59,833) (note 18), respectively.

The total net book value of the Group’s construction in progress pledged to secure bank and other borrowings as of December 31, 2021 and 2022 was RMB1,709,761 and RMB1,754,217 (US$ 254,338) (note 18), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

10.  LEASE

A. Leases of medical equipment as lessor

The following table presents the lease receivables derive from the Group’s operating, sales-type and direct financing leases:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Current
Account receivable - Operating lease	13,318	93,883	13,612
Account receivable - Sales-type lease	1,010	906	131
Net investment in direct financing leases	2,699	—	—

Non-current
Net investment in direct financing leases	4,796	—	—

Total	21,823	94,789	13,743

Lease receivables for operating and sales-type leases are presented in accounts receivable on the consolidated balance sheets. Lease receivables for direct financing leases are presented as net investment in direct financing leases. As of December 31, 2021 and 2022, the allowance of lease receivables was RMB2,637 and RMB2,595 (US$376), respectively. Accordingly, risk of default with respect to these receivables is remote.

Lease receivables with carrying value of RMB10,056 and RMB340 (US$49) (note 18) were pledged as collaterals for bank and other borrowings of RMB58,058 and RMB47,409 (US$6,874) as of December 31, 2021 and 2022, respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The following table presents the lease income recognized relating to the Group’s operating, sales-type and direct financing leases:

	For the Year Ended December 31, 2022
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$
Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	3,326	482	414	60	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	3,326	482	—	—	—	—

Lease income relating to lease payments					18,226	2,643
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	18,226	2,643

	For the Year Ended December 31, 2021
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$

Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	5,210	818	1,361	214	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	5,210	818	—	—	—	—

Lease income relating to lease payments					35,913	5,635
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	33,793	5,303

The Group’s lease assets do not contain material residual value by the end of the lease term. In order to mitigate the risks associated with the residual value of its leased assets, the Group usually enters into arrangements where the lease terms are approximate to the economic useful life of the leased assets so as to minimize their residual value.

Net investment in direct financing leases is comprised of:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Minimum lease payments to be received	8,384	—	—
Unearned income	(889)	—	—
Net investment in direct financing leases	7,495	—	—
Current	2,699	—	—
Non-current	4,796	—	—
Total	7,495	—	—

The future minimum lease payments to be received from such non-cancelable direct financing leases is nil as of December 31, 2022, due to the termination of lease in the fiscal year of 2022.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

The future minimum lease payments to be received from such non-cancelable operating leases are as follows:

	Future minimum
	operating lease payments
	RMB	US$
2023	1,796	260
2024	1,796	260
2025	96	14
2026	96	14
2027	96	14
Above 5 years	16	2

Lease payments for the Group’s sales-type lease payments are all variable based on the profit or revenue generated from the underlying assets thus the Group does not recognize any net investment in the lease at commencement.

B. Failed sales-leaseback transactions as seller-lessee

The Group has failed sales-leaseback transactions in which the Group acts as seller-lessee but does not effectively transfer control of the underlying asset to the buyer-lessor. The Group accounts for failed sales-leaseback transactions as financings. The Group recorded RMB203,366 (US$29,485) and RMB346,533 (US$50,243) under “Long-term bank and other borrowings, current portion” and “Long-term bank and other borrowings, non-current portion”, respectively as of December 31, 2022. The effective interest rate used in the computation of interest expense ranged from 2.08% to 11.68%. Interest expenses recorded in the Group’s consolidated statement of comprehensive loss amounted to RMB44,880, RMB39,876, and RMB47,049 (US$6,821) for the years ended December 31, 2020, 2021 and 2022, respectively.

C. Operating leases as lessee

The components of lease cost were as follows:

	For the year ended December 31, 2022
	RMB	US$
Operating lease cost	37,587	5,450
Short term lease cost	326	47

Total	37,913	5,497

For the year ended December 31, 2022, total operating and short-term lease costs of RMB17,391 (US$2,521) and RMB20,522 (US$2,976) were recorded in cost of revenue and general and administrative expenses, respectively.

Other information

	For the year
	ended December 31, 2022
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	12,887	1,868
ROU assets obtained in exchange for operating lease liabilities*	105,200	15,253
Weighted-average remaining lease terms (in years)	4	4
Weighted-average discount rate	5.75%	5.75%

*     Includes transition liabilities upon adoption of ASC 842, as well as new leases entered into during the year ended December 31, 2022. Changes in the ROU asset and liability are presented net within operating activities.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Future minimum lease payments for operating leases as of December 31, 2022 are as follows:

	Minimum Lease Payments
	RMB	US$
Year ending December 31,
2023	48,512	7,034
2024	23,719	3,439
2025	23,702	3,436
2026	23,302	3,378
2027	21,723	3,150
Thereafter	189,280	27,443
Total future lease payments	330,238	47,880
Less: Imputed interest	94,369	13,683
Total lease liability balance	235,869	34,197

The Group did not have any leasing transactions with related parties.

Land use rights

The following table presents the original cost payment, accumulated amortization and net carrying value of the Group’s land use rights for the periods presented:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
	Right-of-use	Right-of-use	Right-of-use
	Asset	asset	asset

Land use rights	463,992	464,209	67,304
Less: accumulated amortization	(47,096)	(56,723)	(8,224)
Net carrying value	416,896	407,486	59,080

As of December 31, 2021 and 2022, the Group recorded land lease payment under “Right-of-use assets, net” of RMB416,896 and RMB407,486 (US$59,080), respectively. Amortization expenses for the years ended December 31, 2020, 2021 and 2022 were RMB9,513, RMB9,621 and RMB9,627 (US$1,396), respectively.

The net book value of the Group’s land use right payments pledged to secure bank and other borrowings was RMB405,117 and RMB395,973 (US$ 57,411) (note 18) as of December 31, 2021 and 2022, respectively.

The estimated annual amortization expenses for the land leases payment for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2023	9,627	1,396
2024	9,627	1,396
2025	9,627	1,396
2026	9,627	1,396
2027	9,627	1,396

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

11.    GOODWILL

The goodwill of RMB581,877 and RMB575,427 (US$83,429) as of December 31, 2021 and 2022 represented the goodwill of RMB165,171 generated from the acquisition of GFHM, CMCC, SJYH and BPMC by the Group in 2018, the goodwill of RMB45,272 generated from the acquisition of Tianjin Jiatai Group by the Group in 2019, the goodwill of RMB3,213 generated from the acquisition the New Spring Group in 2020, and the goodwill of RMB368,221 generated from the acquisition the Healthingkon in 2021 (Note 4), and the decrease of goodwill in the amount RMB6,450($935) generated from the disposal of GFHM in 2022(Note 4).

The changes in the carrying amount of goodwill are as follow:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance as of January 1	210,443	213,656	581,877	84,364
Addition	3,213	368,221	—	—
Disposal	—	—	(6,450)	(935)
Impairment	—	—	—	—
Balance as of December 31	213,656	581,877	575,427	83,429

No impairment was recognized for the years ended December 31, 2020, 2021 and 2022.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

12.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer	Operating	Operating	Favorable
	relationship	lease	license	lease
	intangibles	intangibles	intangibles	intangibles	Technology	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2021	—	—	502,968	17,821	—	2,032	522,821
Acquisition of subsidiaries (note4)	—	—	—	—	132,190	1,186	133,376
Addition of software	—	—	—	—	—	31,811	31,811
Foreign Exchange Gain	—	—	—	—	—	—	—
Amortization expenses	—	—	(12,672)	(1,565)	(13,219)	(2,715)	(30,171)
Intangible Asset impairment	—	—	—	—	—	—	—
Intangible assets, net at December 31, 2021	—	—	490,296	16,256	118,971	32,314	657,837

Acquisition of subsidiaries (note4)	—	—	—	—	—	—	—
Addition of software	—	—	—	—	—	3,334	3,334
Decrease from cooperation termination with a cooperative hospital	—	—	(272,910)				(272,910)
Foreign Exchange Gain	—	—	—	—	—	—	—
Amortization expenses	—	—	(12,672)	(1,564)	(13,139)	(7,120)	(34,495)
Intangible Asset impairment	—	—	—	—	—	—	—
Intangible assets, net at December 31, 2022	—	—	204,714	14,692	105,832	28,528	353,766
Intangible assets, net at December 31, 2022, in US$	—	—	29,681	2,130	15,344	4,136	51,291

At December 31, 2022
Intangible assets, cost	32,449	418	253,440	21,010	132,190	47,334	486,841
Less: accumulated amortization	(31,486)	(418)	(48,726)	(6,318)	(26,358)	(18,806)	(132,112)
Less: intangible asset impairment	(963)	—	—	—	—	—	(963)
Intangible assets, net at December 31, 2022	—	—	204,714	14,692	105,832	28,528	353,766
i)	Amortization expenses for intangibles were RMB15,756, RMB30,171 and RMB34,495 (US$5,001) for the years ended December 31, 2020, 2021 and 2022, respectively. Impairment loss on intangible assets was nil, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.
ii)	For the year ended December 31, 2022, due to a series of cooperation agreemnets have been terminated by the Group and a cooperative hospital, RMB272,910 (US$39,568) decrease of intangible assets has been recorded accordingly.

The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2023	35,070	5,085
2024	35,020	5,077
2025	34,427	4,991
2026	33,329	4,832
2027	215,920	31,306

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

13.   DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	224,866	8,932	1,295
	224,866	8,932	1,295

*    The amount represented interest-free non-refundable partial payments to suppliers of medical equipment and to construction engineering group for construction of hospitals. The remaining contractual obligations associated with these purchase contracts that the suppliers need to undertake are approximately RMB257,165 and RMB220,972 (US$32,038)as at December 31, 2021 and 2022 respectively, which are included in the amount disclosed as purchase commitments in note 27. The Group recognized impairment loss on deposits for non-current assets of RMB8,500, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively. The amount of written off for the gross amount of deposits and the allowance is RMB8,500 and nil for the years ended December 31, 2021 and 2022, respectively, since those deposits are deemed uncollectible.

As at December 31, 2021 and 2022, certain of the Group’s deposits for non-current assets with a total net book value of nil and nil were pledged for other borrowings of nil and nil, respectively.

14.  LONG-TERM INVESTMENTS

Long-term investments held by the Group consisted of the following:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Equity investments without readily determinable fair value	51,524	51,524	7,470
Equity method investments	277,056	336,254	48,752
Available-for-sale debt securities	62,045	50,096	7,263
Less: Impairment loss	—	—	—
Total	390,625	437,874	63,485

Equity investments without readily determinable fair value:

		Equity interest owned by the
		Group
		As at December 31,
	Note	2021		2022
		RMB		RMB
Allcure Information	i)	22,160	9.6%	22,160	9.6%
Concord Healthcare Singapore Pte. Ltd	ii)	22,925	10%	22,925	8.73%
Legion Healthcare Partners LLC	iii)	6,439	5.83%	6,439	5.83%
Total		51,524		51,524

i)	20% equity interest of Allcure Information was obtained in 2015. During year ended December 31, 2018, Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. As of December 31, 2021 and 2022, the share ownership of the Group remained 9.6%. As of December 31, 2021 and 2022, no impairment was recorded for the investment.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

ii)	As stated in note 4, the balance represented 10.0% remaining noncontrolling interests in CHS, which has been diluted to 8.73% due to a new capital injection from another shareholder as of December 31, 2022. The investment was accounted for using measurement alternative. As of December 31, 2021 and 2022, no impairment was recorded for the investment.
iii)	In March, 2021, the Group obtained the 5.83% equity interest of Legion Healthcare Partners LLC through purchase. As of December 31, 2022, the share ownership of the Group remained 5.83%. As of December 31, 2021 and 2022, no impairment was recorded for the investment.

The Group did not record any unrealized gains (upward adjustments) and losses (downward adjustments and impairment) for equity investments without readily determinable fair values for the years presented.

Equity method investments:

		Equity interest owned by the
		Group
		as at December 31,
	Notes	2021		2022
		RMB		RMB
Xi’an JiangyuanAndike Ltd. (“JYADK”)		12,468	29.70%	10,496	29.70%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	i)	11,051	5.15%	12,939	5.15%
Zhejiang Marine Leasing Ltd	ii)	167,044	20.00%	179,231	20.00%
Guangdong Hengjian Proton Medical Industry Co., Ltd (“Guangdong Hengjian”)	iii)	86,493	14.20%	86,315	14.20%
Shanghai Xinhe Enterprise Management Center (Limited Partnership) ("Shanghai Xinhe")	iv)	—	—%	45,005	99.99%
Shanghai Changshengshu Management Co. LTD("Shanghai Changshengshu")	v)	—	—%	1,968	20.00%
Guangzhou Yicheng Biological Immune Technology Co. LTD("Guangzhou Yicheng")	vi)	—	—%	300	30.00%
Total		277,056		336,254

i)	In 2017, the Group entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018, 2019 and 2020, with the subscribed capital injection from new investors, the equity interest that the Group shared in Suzhou Shengshan was diluted to 5.41%, 5.15% and 5.15% respectively as of December 31, 2018, 2019 and 2020. As of December 31, 2021 and 2022, the percentage the Group held remained unchanged. According to the partnership agreement, the Group acts as a limited partner and has significant influence over Suzhou Shengshan's daily operation due to it’s agreed that all issue of operation and management shall be subject to the unanimous consent of all partners.
ii)	On February 28, 2019, China Medical Service Holdings Ltd. (HK), a subsidiary of the Group, entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests of Zhejiang Marine. As the Group held 20% equity share and had the ability to exercise significant influence over the Zhejiang Marine, the Group applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became an associate company of the Group since then. As of December 31, 2021 and 2022, the percentage the Group held remained unchanged. The total book value of the Group’s long-term investments pledged to secure other borrowings as of December 31, 2020, 2021 and 2022 was RMB166,870, RMB167,044 and RMB179,231 (US$26,986) (note 18), respectively.
iii)	In December 2020, Aohua Technology, a subsidiary of the Group, entered into a capital increase agreement with Guangdong Hengjian and the original shareholders of Guangdong Hengjian to obtain shares of Guangdong Hengjian. The registration change was completed on January 13, 2021, and as of December 31, 2021 and 2022, RMB86,649 has been paid, which takes 14.20% shares. The Group has significant influence over Guangdong Hengjian due to the Group was entitled to delegate 2 out of 5 directors in the board and participated in policy-making processes of Guangdong Hengjian.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

iv)	In March 2022, Shanghai Medstar, a subsidiary of the Group, established Shanghai Xinhe with Shanghai Xinfu Enterprise Management Center (Limited Partnership), and acted as a limited partner. The Group obtained 99% shares of Shanghai Xinhe in the consideration of 2.05% shares in MHM, the carrying value of which was RMB45,115. The Group cannot consolidate Shanghai Xinhe as neither Shanghai Xinhe is a VIE nor the Group owns a majority kick-out right in Shanghai Xinhe. The Group has significant influence over Shanghai Xinhe derived from 99% ownership in the partnership as a limited partner.
v)	In October 2022, SH MZJH, a subsidiary of the Group, entered into a capital increase agreement with Shanghai Changshengshu to purchase 20% equity interests of Shanghai Changshengshu with the consideration amount of RMB2,000. The Group has significant influence over Shanghai Changshengshu due to the voting power from shareholder to the policy-making processes of Shanghai Changshengshu.
vi)	In December 2022, GCMTIC, a subsidiary of the Group, entered into a capital purchase agreement with Guangzhou Yicheng to purchase 30% equity interests of Guangzhou Yicheng with the consideration amount of RMB300. The Group has significant influence over Guangzhou Yicheng due to the Group was entitled to delegate 1 out of 3 directors in the board and participated in policy-making processes of Guangzhou Yicheng.

Available-for-sale debt securities:

	As at December 31, 2022
		Redemption	Redemption Notice
	Fair value	Frequency	Period
	RMB
Private equity funds	50,096	Annually	5-9 days
	50,096

Available-for-sale debt securities represent an investment in a private equity fund made in the year ended December 31, 2020. In May 2021 and March 2022, the Company redeemed RMB19,978 and RMB11,949 (US$1,732) investment in the private equity fund. The private equity fund was controlled by a third-party fund management company. The fund was founded on June 27, 2016. The private equity fund invested into debt securities of a third-party company. The investment cannot be redeemed during the fund closed period. The Open Day was the annual date of the foundation date of the fund.

This investment is carried at fair values which was estimated using the net asset value,and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss).

15.   OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

		As at December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
Deposit-long-term	i)	6,232	6,249	906
Advance to hospitals-noncurrent	ii)	1,104	1,002	145
Others	iii)	13,440	7,842	1,137
		20,776	15,093	2,188
i)	Impairment losses of RMB19 and RMB(2) were provided for the balances as at December 31, 2021 and 2022.
ii)	Impairment losses of nil and RMB102 (US$15) were provided for the balances as at December 31, 2021 and 2022.
iii)	Impairment losses of RMB361 and RMB797 (US$116) were provided for the balances as at December 31, 2021 and 2022.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

16.   ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Accrued expenses	121,149	75,010	10,875
Salaries and welfare payable	42,628	73,803	10,700
Business and other taxes payable	20,954	27,961	4,054
Contractual liabilities	81,032	100,802	14,615
Other payables	116,414	142,305	20,635
	382,177	419,881	60,879

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

As of December 31, 2022, there were 84,463,737 Class A and 45,787,948 Class B ordinary shares outstanding.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2020, 2021 and 2022.

Special dividend

No special dividend or other dividend was declared in 2020, 2021 and 2022.

18.   BANK AND OTHER BORROWINGS

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Total bank and other borrowings	2,477,948	2,984,010	432,641
Comprised of:
Short-term	136,510	168,601	24,445
Long-term, current portion	162,842	343,982	49,873
	299,352	512,583	74,318
Long-term, non-current portion	2,178,596	2,471,427	358,323
	2,477,948	2,984,010	432,641

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Certain bank borrowings are secured by equipment with a net carrying value of RMB361,806 and RMB412,683 (US$59,833) (note 9), accounts receivable with a carrying value of RMB10,056 and RMB11,166 (US$1,619) (note 6) (including lease receivables with a carrying value of RMB10,056 and RMB340 (US$49) (note 10), certain land use rights (which are recorded as “right-of-use assets”) with a carrying value of RMB405,117 and RMB395,973 (US$57,411) (note 10), certain long-term investments with a carrying value of RMB167,044 and RMB179,231 (US$25,986) (note 14), certain construction in progress with a carrying value of RMB1,709,761 and RMB1,754,217 (US$254,338) (note 9), as of December 31, 2021 and 2022, respectively.

The short-term bank and other borrowing bore a weighted average interest of 5.86 % and 6.60% per annum, and the long-term bank and other borrowings bore a weighted average interest of 6.31% and 6.48% per annum, respectively, as of December 31, 2021 and 2022.

Bank and other borrowings amounted to RMB156,555 (US$22,698) (2021: RMB126,362) and RMB2,827,455 (US$409,943) (2021:RMB2,351,586) were denominated in US$ and RMB, respectively as of December 31, 2022.

The maturity analysis of the long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	343,982	49,873
Between one and two years	542,952	78,721
Between two and three years	380,079	55,106
Between three and four years	358,615	51,994
Above four years	1,189,781	172,502
	2,815,409	408,196

As of December 31, 2022, the Group had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to RMB52,101 (US$7,554) and nil, respectively.

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB3,991,644 (US$578,734) as of December 31, 2022.

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate were 21% in 2020, 2021 and 2022 on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton was 1,672,362 and 196 (USD$28) for the years ended December 31, 2020, 2021, and 2022.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own. CHS, incorporated in Singapore, was acquired in April 2015 and was in a loss position since its establishment to its disposal in November 2020. No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2020, 2021 and 2022. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2017 to 2022 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Non – PRC	(142,750)	5,451	45,211	6,555
PRC	(298,903)	(534,688)	(885,107)	(128,327)
	(441,653)	(529,237)	(839,896)	(121,772)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current tax expense (benefit)	(24,047)	4,115	(8,765)	(1,271)
Deferred tax benefit	(13,577)	(10,680)	(62,141)	(9,009)
	(37,624)	(6,565)	(70,906)	(10,280)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Loss before income taxes	(441,653)	(529,237)	(839,896)	(121,772)
Income tax computed at the tax rate of 25%	(110,413)	(132,309)	(209,974)	(30,443)
Effect of different tax rates in different jurisdictions	10,715	2,798	(20,584)	(2,983)
Non-deductible expenses	74,225	(10,502)	21,543	3,123
Non-taxable income	(78,447)	9,183	(55,705)	(8,076)
Statutory income (expense)	(2,544)	3,994	25,419	3,685
Interest and penalty	(465)	(12,918)	(7,254)	(1,052)
Deferred tax expense	(2,314)	(13,953)	7,056	1,023
Changes of valuation allowance	71,545	142,806	168,102	24,372
Withholding tax	74	4,336	491	71
	(37,624)	(6,565)	(70,906)	(10,280)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	216,902	357,483	51,830
Foreign exchange loss	7,679	1,330	193
Depreciation and amortization	10,479	22,535	3,267
Property, plant and equipment impairment	6,997	6,997	1,014
Deposits for non-current assets	18,475	18,475	2,679
Allowance for net investment in financing lease	5,137	5,137	745
Allowance for doubtful accounts	14,013	14,746	2,138
Lease liabilities	56,673	58,901	8,540
Other long-term assets	92,261	104,912	15,211
Equity investment	7,574	7,553	1,095
Others	7,971	13,728	1,990
Total deferred tax assets	444,161	611,797	88,702
less: Valuation allowance**	(396,919)	(565,022)	(81,920)
Net deferred tax assets	47,242	46,775	6,782

Deferred tax liabilities
Equity investment	(287)	(1,170)	(170)
Property, plant and equipment	(1,428)	(1,682)	(244)
Disposal of Beijing Century Friendship	(3,126)	(3,126)	(453)
Intangible assets	(156,189)	(81,336)	(11,793)
Right-of-use assets	(48,259)	(46,873)	(6,796)
Capitalized interest	(19,179)	(19,179)	(2,781)
Others	(3,198)	(5,986)	(867)

Total deferred tax liabilities	(231,666)	(159,352)	(23,104)

Deferred tax assets, net	—	—	—

Deferred tax liabilities, net	(184,424)	(112,577)	(16,322)

*     As of December 31, 2022, the Group had net operating losses from several of its PRC and oversea entities of RMB839,896 (US$121,772), which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2023 to 2027. For the net operating loss from overseas entities, there is no limitation of expiration according to the statute of Hong Kong and US.

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

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance at the beginning of year	(257,579)	(396,919)	(57,548)
Change of valuation allowance in the current year	(139,340)	(168,103)	(24,372)
Balance at the end of year	(396,919)	(565,022)	(81,920)

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance at the beginning of year	65,093	81,901	11,875
Changes based on tax positions related to the current year	19,766	322	47
Additions related to prior year tax position	8,692	1,072	155
Decreases related to prior year tax position	(7,580)	(6,617)	(959)
Decrease related to disposal of CMSI	—	(7,861)	(1,140)
Decreases relating to expiration of applicable statute of limitation	(3,322)	(3,572)	(518)
Foreign currency translation	(748)	1,927	279
Balance at the end of year	81,901	67,172	9,739

As of December 31, 2021, and 2022, the Group had unrecognized tax benefit of RMB81,901 and RMB67,172 (US$ 9,739), respectively, among which, RMB24,213 and RMB19,962 (US$2,894) were presented on a net basis against the deferred tax assets related to tax losses carry forwards on the consolidated balance sheets. At December 31, 2021 and 2022, there were RMB48,226 and RMB39,412 (US$5,714) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Group recognized a decrease amounting to RMB465, a decrease amounting to RMB12,918 and a decrease amounting to RMB7,254 (US$1,052) in interest and penalties during the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021, and 2022, the Group recognized of interest and penalties of RMB17,660 and RMB13,091 (US$1,898), respectively. Uncertain tax benefits were recorded as other long-term liabilities.

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

The Group evaluated the borrowings and determined the additional payment terms as the embedded component of the debt contracts, which qualified as derivatives to be separately accounted for in accordance with ASC 815, “Derivatives and Hedging”. The Group engaged an appraiser to perform fair value measurement of the embedded derivative. According to the appraisal report, the fair value of the embedded derivatives, which was recorded as derivative liability in the financial statements, as of December 31, 2021 and 2022, was RMB1,969 and RMB1,793 (US$260) respectively for Great Lion Debt, and RMB3,894 and RMB3,497 (US$507) respectively for Vantage Debt. Because of the fair value change of the embedded derivative liability, the Group recognized a gain from fair value change totaling RMB1,015 (US$147) in the financial statements.

The Group has accounted the debt host as long-term bank and other borrowings, current portion. The net proceeds the Group received from the issuance of the debt was RMB34,486 (US$5,000) and RMB68,972 (US$10,000) respectively. Because the fair value of derivative liability on the issue date should be recorded as an adjustment of the carrying amount of the debt, the totaling carrying amount of the two debts was RMB89,726 and RMB98,168 (US$14,233) as of December 31,2021 and 2022, respectively. The total adjustment to the carrying amount was RMB5,824 (US$914) on the issuance date, and it will be amortized as interest expenses over the period of 2 years from the issuance date to the maturity date, using the effective interest method.

22.   Other long-term liabilities

		As at December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
Accrued unrecognized tax benefits & surcharge	i)	75,347	60,299	8,743
Lease deposit received from hospital		2,000	2,000	290
Convertible Note	ii)	20,000	20,000	2,900
Others		1,254	1,785	259
		98,601	84,084	12,192
i)	The amounts of unrecognized tax benefit are based on the recognition and measurement criteria of ASC Topic 740. The balance is presented as non-current liability in the consolidated financial statements as at December 31, 2022 due to the fact that the Group does not anticipate payments of cash within one year. The Group recorded accrued unrecognized tax benefits & surcharge amounting to RMB75,347 and RMB60,299 (US$8,743) (note 27) as of December 31, 2021 and 2022, respectively.

ii)	Convertible Note

In December 2021, Healthingkon, a subsidiary of the Company, issued RMB20.0 million convertible note (“2021 Convertible Note”) to a single investor. Healthingkon received proceeds of RMB20.0 million on December 7, 2021 with no issuance costs. The Convertible Note bear interest of 4.75% per annum and have terms of 5 years upon the receipt of the principal. As of December 31, 2022, 2021 Convertible Note has not been paid or converted into ordinary shares of Healthingkon.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Conversion Features and Rates

The 2021 Convertible Note can be converted, at the holder’s option, into ordinary shares of Healthingkon. The holder has the option to choose when to convert: 1) If the holder choose to convert in the first 3 years upon the receipt of the principal, the 2021 Convertible Note could be converted into 2.5% ordinary shares of Healthingkon; or 2) If the holder choose to convert in the fourth or fifth year upon the receipt of the principal, the 2021 Convertible Note could be converted into the percentage of ordinary shares equal to RMB20.0 million divided by the sum of RMB20.0 million and 80% of the fair value of Healthingkon in the latest round of financing at that time.

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

The following table summarizes employee share options activities for the year ended December 31, 2022:

Weighted
			Weighted-		Weighted	Average
			Average		Average	Remaining	Aggregate
	Number of		Exercise		Grant-date	Contractual	Intrinsic
Share Options Granted to Employees	Shares		Price		Fair Value	Term (Years)	Value
Outstanding, January 1, 2022	2,657,946	US$	2.04	US$	0.65	1.13	—
Lapsed	(2,657,946)	US$	2.04	US$	0.65	—	—
Outstanding, December 31, 2022	—	US$	—	US$	—	—	—
Exercisable at December 31, 2022	—	US$	—	US$	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date.

There were no options exercised for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2022, unrecognized share-based compensation cost related to share options was nil.

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

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted Shares activity for the year ended December 31, 2022 was as follows:

		Weighted
	Numbers	average grant
	of shares	date fair value
	RMB	US$
Outstanding, January 1, 2022	10,898,289	1.31
Granted	—	—
Forfeited	(112,500)	—
Exercised	—	—
Outstanding, December 31, 2022	10,785,789	1.31
Exercisable, December 31, 2022	10,785,789	1.31

As of December 31, 2022, unrecognized share-based compensation cost related to Restricted Shares was nil.

The share-based compensation expense of the share options and Restricted Shares granted to employees for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
General and administrative expenses	17,553	12,565	(6,424)	(931)
Selling expenses	3,068	2,115	505	73
	20,621	14,680	(5,919)	(858)

All of the share options granted to employees has expired, which led a negative share-based compensation expense for the year ended December 2022.

24.   Revenue

Revenue consists of ASC 606 and ASC 842 revenue. The Group's revenues, net of value-added tax, disaggregated by revenue source are as follows:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
ASC 606 revenue:
Management and technical support	36,948	64,599	53,341	7,734
Medical solution	26,105	217,375	179,135	25,972
Medical service	76,997	101,854	131,936	19,129
Medicine income	30,055	59,321	85,707	12,426
ASC 606 revenue	170,105	443,149	450,119	65,261
ASC 842 revenue:
Operating lease income*	45,847	35,913	18,226	2,643
Sales-type lease income*	4,130	5,210	3,326	482
Direct financing lease income*	2,929	1,361	414	60
ASC 842 revenue	52,906	42,484	21,966	3,185
Total revenue	223,011	485,633	472,085	68,446

*     Operating lease income, sales-type lease income and direct financing lease income were recognized under ASC 842, Leases.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

25.   RELATED PARTY TRANSACTIONS

a)	Related parties#

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Zhejiang Marine Leasing Ltd.*	Equity investee of the Group since June 10, 2020
Cherrylane Investments Limited	An entity controlled by a director of the Company
Guangdong Proton International Hospital Management Co., Ltd	A wholly owned subsidiary of an equity investee of the Group

#    These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2020, 2021 and 2022.

*  Zhejiang Marine Leasing Ltd, which have been invested by the Group since June 10, 2020 and have become an associate of the Group.

b)    The Group had the following related party transactions for the years ended December 31, 2020, 2021 and 2022.

	For the Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Loan to:
Guangdong Proton International Hospital Management Co., Ltd	—	142,895	16,800	2,436
	—	142,895	16,800	2,436
Interest income from:
JYADK	127	650	—	—
Guangdong Proton International Hospital Management Co., Ltd	—	2,797	6,961	1,009
	127	3,447	6,961	1,009

Loan from:
Cherrylane Investments Limited	—	15,932	—	—
Zhejiang Marine Leasing Ltd	199,000	8,500	220,369	31,951
	199,000	24,432	220,369	31,951
Interest expense to:
Cherrylane Investments Limited	587	554	1,334	193
Zhejiang Marine Leasing Ltd	41,331	12,978	15,456	2,241
	41,918	13,532	16,790	2,434
Repayment to:
Cherrylane Investments Limited	—	3,824	—	—
Zhejiang Marine Leasing Ltd	272,640	77,062	82,915	12,022
	272,640	80,886	82,915	12,022
Repayment from:
JYADK	1,485	2,430	—	—
	1,485	2,430	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

(c)	The balances between the Group and its related parties as of December 31, 2021 and 2022 are listed below.

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Due from related parties, current:
Guangdong Proton International Hospital Management Co., Ltd	145,692	169,453	24,568
	145,692	169,453	24,568

Due to related parties, current:
Cherrylane Investments Limited	12,108	13,105	1,900
	12,108	13,105	1,900

Due to related parties, non-current
Zhejiang Marine Leasing Ltd	83,778	122,579	17,772
	83,778	122,579	17,772
Due to related parties, non-current, due within 1 year
Zhejiang Marine Leasing Ltd	26,753	123,855	17,957
Cherrylane Investments Limited	9,240	10,001	1,450
	35,993	133,856	19,407

26.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB28,228 and RMB51,107 and RMB58,623 (US$8,500) for the years ended December 31, 2020, 2021 and 2022, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of comprehensive income (loss) as incurred. The total amounts for such employee benefits were approximately RMB106, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

27.   COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB257,165 and RMB220,972 (US32,038) at December 31, 2021 and 2022, respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2022, the Group has recognized approximately RMB60,301 (US$8,743) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

28.   SEGMENT REPORTING

For the years ended December 31, 2020, 2021 and 2022, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. After the disposal of CHS on November 19, 2020, the Group’s hospital reporting segment is only consisted of hospitals located in the PRC. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the year ended December 31, 2022
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	254,442	217,643	472,085	68,446
Cost of sales	(225,245)	(399,249)	(624,494)	(90,543)
Gross profit (loss)	29,197	(181,606)	(152,409)	(22,097)

	For the year ended December 31, 2021
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	324,458	161,175	485,633
Cost of sales	(253,826)	(288,704)	(542,530)
Gross profit (loss)	70,632	(127,529)	(56,897)

	For the year ended December 31, 2020
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	115,959	107,052	223,011
Cost of sales	(52,725)	(157,203)	(209,928)
Gross profit (loss)	63,234	(50,151)	13,083

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Segment assets
Network	1,849,432	2,048,126	296,951
Hospital	4,380,519	3,956,808	573,683
Total segment assets	6,229,951	6,004,934	870,634

Major Customers

For the year ended December 31, 2021 and 2022, one of the Company’s customers accounted for 11.9% and 12.2% of the Company’s total revenue, respectively, and no single customer represented 10% or more of total net revenue for the years ended December 31, 2020.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location.

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Revenues from PRC	199,370	485,633	472,085	68,446
Revenues from Singapore	23,641	—	—	—
Total revenues	223,011	485,633	472,085	68,446

Total long-lived assets excluding financial instruments, intangible assets, long-term investment and goodwill by country were as follows:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
PRC	3,989,426	3,862,975	560,079
Singapore	—	—	—
Total long-lived assets	3,989,426	3,862,975	560,079

29.   LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted loss per share for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Net loss attributable to Concord Medical Services Holdings Limited	(309,989)	(271,427)	(489,661)	(70,993)
Accretion of contingently redeemable noncontrolling interests	(359,920)	(549,194)	—	—
Numerator for EPS computation	(669,906)	(820,621)	(489,661)	(70,993)

	For the Years Ended December 31
	2020		2021		2022		2022
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Numerator
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(435,855)	(234,054)	(533,909)	(83,784)	(318,582)	(46,189)	(171,079)	(24,804)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	85,265,910	45,787,948	85,265,910	85,265,910	85,265,910	85,265,910	45,787,948	45,787,948
Loss per share – basic and diluted	(5.11)	(5.11)	(6.26)	(0.98)	(3.74)	(0.54)	(3.74)	(0.54)

The effects of share options and restricted shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2020, 2021 and 2022 as their effects would be anti-dilutive.

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

Certain equipment and long-lived assets related to the Group’s low-performance centers were impaired to their fair value on a nonrecurring basis. As of December 31, 2021 and 2022, the resulting impairment charge of nil and nil was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows based on a discount rate of 17.8% and expected remaining useful life of such assets and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

The Company measured the fair value of its derivative liability on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2022.

Fair Value Measurement at the End of the Reporting Period Using
Quoted Prices in
		Active	Significance
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Liability Items

Derivative liability:	5,290			5,290

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

31.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	15,058	1,510	219
Prepayments and other current assets	121	24,271	3,519
Amounts due from subsidiaries	298,900	—	—
Total current assets	314,079	25,781	3,738
Total assets	314,079	25,781	3,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loan	14,625	32,417	4,700
Long-term debts due within one year	—	111,028	16,098
Accrued expenses and other liabilities	13,924	11,649	1,689
Derivative liability	—	5,290	767
Amounts due to subsidiaries	1,559,394	1,729,363	250,735
Total current liabilities	1,587,943	1,889,747	273,989
Non-current liabilities:
Long-term bank and other borrowings, non-current portion	90,389	—	—
Derivative liability	5,863	—	—
Total liabilities	1,684,195	1,889,747	273,989

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-96,565,584 as of December 31, 2021 and 2022; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2021 and 2022, respectively)	68	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares‑45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2021 and 2022; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2021 and 2022, respectively)	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2021 and 2022, respectively)	(7)	(7)	(1)
Additional paid-in capital	1,936,552	1,930,633	279,915
Accumulated other comprehensive income (loss)	(29,496)	(27,766)	(4,026)
Accumulated deficit	(3,277,270)	(3,766,931)	(546,154)
Total shareholders’ equity (deficit)	(1,370,116)	(1,863,966)	(270,251)
Total liabilities and shareholders’ equity (deficit)	314,079	25,781	3,738

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),

except for number of shares and per share data)

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(23,598)	(14,428)	5,242	760
Selling expenses	(2,969)	(2,090)	(524)	(76)
Operating loss	(26,567)	(16,518)	4,718	684
Equity in loss of subsidiaries	(621,932)	(793,117)	(605,175)	(87,741)
Interest income	588	—	—	—
Interest expense	(3,036)	(1,459)	(10,394)	(1,507)
Changes in fair value of derivatives	—	—	1,055	153
Other income, net	—	—	96,609	14,007
Foreign exchange gain(loss)	(18,962)	(9,527)	23,526	3,411
Net loss	(669,909)	(820,621)	(489,661)	(70,993)
Other comprehensive income (loss), net of tax of nil foreign currency translation adjustments	50,856	14,821	(53,964)	(7,824)
Total other comprehensive (loss) income	50,856	14,821	(53,964)	(7,824)
Comprehensive loss	(619,053)	(805,800)	(543,625)	(78,817)

Condensed statements of cash flows

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	9,041	(9,301)	(2,047)	(297)
Net cash (used in) generated from investing activities	(7,468)	(88,546)	(29,335)	(4,253)
Net cash (used in) generated from financing activities	—	110,876	16,591	2,405

Exchange rate effect on cash	(34)	(50)	1,243	181

Net (decrease) increase in cash	1,539	12,979	(13,548)	(1,964)
Cash at beginning of the year	540	2,079	15,058	2,183

Cash at end of the year	2,079	15,058	1,510	219

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

32.   SUBSEQUENT EVENTS

New bank loans

In January 2023, the Company’s subsidiary, MHM entered into a contract with maximum credit limit with Bank of Nanjing, in which MHM was granted maximum loan credit in the amount of RMB35,000 (US$5,075). Dr. Jianyu Yang, chairman and the chief executive officer, and CMCC shall provide corresponding maximum guarantee for the bank loan. Subsequent to the maximum credit limit contract, a working capital loan contract was signed between both parties in the amount of RMB9,980 (US$1,447) to meet working capital needs of MHM. The period of the loan is from January 16, 2023 to January 16, 2024. The interest rate for the loan is fixed at 5.5% per annum and the principal will be payable in January 2024. As of the date of issuance of the consolidated financial statements, all principal in the amount of RMB9,980 (US$1,447) was received by the Company.

In addition, the Company’s subsidiary, Shanghai Medstar entered into a loan contract with Shanghai Qianlai Industrial Co., LTD ("Shanghai Qianlai") in which Shanghai Qianlai agreed to lend up to RMB100,000 (US$14,499) to the Shanghai Medstar. The interest rate for the loan is fixed at 8.0% per annum and the principal. And the type of this loan is the revolving credit loan, the period of which is from March 27, 2023 to June 30, 2024. As of the date of issuance of the consolidated financial statements, RMB58,500 (US$8,482) was received by the Company.

Transfer shares in Shanghai Xinhe

On March 9, 2023, Shanghai Medstar entered into a share transfer agreement with Shanghai Linen International Trading Co.Ltd. ("Shanghai Linen"), in which Shanghai Medstar hereby transferred 27.27% of shares and related rights, interests and obligations in Shanghai Xinhe to Shanghai Linen with the consideration of RMB6,000 (US$870). The consideration has been received as of the date of issuance of the consolidated financial statements. After this transfer, Shanghai Medstar holds 72.72% of the shares of Shanghai Xinhe.

The Company has evaluated subsequent events through April 19, 2023, the date of issuance of the consolidated financial statements, except for the events mentioned above the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.