Form 20-F
period 2023-12-31
Concord Medical Services Holdings Ltd
filed 2024-04-19
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Boxun Zhang

Telephone: (86 10) 5903 6688

Facsimile: (86 10) 5957-5252

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020, People’s Republic of China

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

130,251,685 ordinary shares, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares, outstanding as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents three Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the industry matters, the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Concord Medical,” “we,” “us,” “our company” or “our” refers to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;
●	“ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;
●	“PRC subsidiaries” refers to our subsidiaries incorporated in the People’s Republic of China, including Concord Healthcare Group Co., Ltd. (formerly known as Mezihong Jiahe Medical Science & Technology Development Group Co., Ltd.) (“Concord Healthcare”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Shanghai Taifeng Medical Technology Ltd., Shanghai Meizhong Jaihe General Practice Center (“Shanghai General Practice Clinic”), Medstar (Shanghai) Financial Leasing Co., Ltd., (“Shanghai Medstar”), Tianjin Concord Medical Technology Limited, Medstar (Guangzhou) Medical Technology Services Ltd., Jiaxue (Shanghai) Medical Technology Services Ltd., Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Beijing Proton Medical Center Co., Ltd (“Beijing Proton Medical Center”), Shanghai Concord Cancer Center (“Shanghai Hospital”), Shanghai Meizhong Jiahe Medical Image Diagnosis Limited (“Shanghai Imaging Center”), Shanghai Meizhong Jiahe Cancer Center (“Shanghai Outpatient Department”), Shenzhen Concord Medical Investment Limited, Datong Meizhong Jiahe Cancer Center (“Datong Hospital”), Shanghai Taizhi Medical Technology Services Ltd., Beijing Yundu Internet Technology Co., Ltd. (“Beijing Yundu”), Guangzhou Concord Cancer Center (“Guangzhou Hospital”), Ningbo Jiahe Hospital Management Ltd., Yinchuan Meizhong Jiahe Internet Hospital Ltd., Guangzhou Concord Hospital Management Ltd. (formerly known as Guangzhou New Spring Hospital Management Ltd.) (“Guangzhou Concord Management”), Guangzhou Concord Medical Center Ltd. (formerly known as Guangzhou New Spring Medical Center Ltd.) (“Guangzhou Outpatient Department”), Guangzhou Concord Medical Sci-Tech Innovation Center Ltd., Guangzhou Meizhong Jiahe Medical Technology Services Ltd., Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”), Beijing Healthingkon Data Technology Ltd., Beijing Concord Medical Technology Limited, Taizhou Concord Leasing Ltd., Wuxi Concord Medical Development Ltd., Wuxi Meizhong Jiahe Cancer Center (“Wuxi Hospital”), Shanghai Hexinkang Technical Service Co., Ltd., Chengdu Wenjiang Hexinkang Internet Hospital Co., Ltd., Guangzhou Concord Pharmacy Co., Ltd.; and Hebei CSPC Concord Hospital Management Co., Ltd.
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“£” refers to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and
●	“SGD” or “Singapore dollars” refers to the legal currency of Singapore.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, and oversight on cybersecurity, data privacy and personal information. These risks may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Risk Factors—Risks Related to Doing Business in China.”

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (United States) (“PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursues ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs will be delisted from the New York Stock Exchange (the “NYSE”), and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Risk Factors—Risks Related to Doing Business in China—The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCCA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and
●	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Our counsel as to Cayman Islands law and Jingtian & Gongcheng Attorneys At Law, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our counsel as to Cayman Islands law has further advised us that:

●	a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under common law; and
●	it is unlikely that a monetary award ordered by a U.S. court as a result of a fine or a penalty arising under the U.S. federal securities laws would be recognized as valid, or enforced, by the courts of the Cayman Islands.

Jingtian & Gongcheng Attorneys At Law has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. As there is currently no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, there is uncertainty on whether and/or upon what basis a PRC court would enforce judgments rendered by courts in the United States.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

PRC Regulatory Risks and Requirements

We face various legal and operational risks and uncertainties related to doing business in China as we conduct substantially all of our operations in China through our PRC subsidiaries. We are subject to complex and evolving laws and regulations in China. We and our PRC subsidiaries are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we and our PRC subsidiaries have obtained the requisite licenses, permits and approvals from the PRC government authorities that are material for our business operations, including, among others, medical institution practicing licenses, large medical equipment procurement licenses, radiotherapy permits and radiation safety permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. We cannot assure you that we or our PRC subsidiaries will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or our PRC subsidiaries may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite licenses, permits or approvals applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We conduct our business in a heavily regulated industry.”

Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we (1) are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), (2) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (3) have not been requested to obtain such permissions by any PRC authority.

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with little advance notice. For example, we face risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

On December 28, 2021, the CAC and various other PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Review Measures”), which became effective on February 15, 2022. Pursuant to the Review Measures, “critical information infrastructure operators” who purchase network products and services that affect or may affect national security shall be subject to a cybersecurity review, and any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC government authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. In addition, as of the date of this annual report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC, nor have we been involved in any investigations on cybersecurity review made by the CAC. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on NYSE prior to March 31, 2023, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we are not required to make any filing with the CSRC in connection with our listing. However, we will be subject to the filing requirements with the CSRC if we conduct subsequent offerings. As the Overseas Listing Trial Measures was newly published, and there is uncertainty with respect to the filing requirements and implementation, we cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities.

Cash Flows Through Our Organization

Concord Medical is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Concord Medical to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Concord Medical. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to Concord Medical only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” In 2021, 2022 and 2023, no dividends or distributions were made to Concord Medical by our PRC subsidiaries.

Under PRC laws, Concord Medical may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2021, 2022 and 2023, Concord Medical and our intermediate holding companies received cash of RMB37.6 million, RMB18.0 million and RMB126.9 million (US$17.9 million), respectively, from our PRC subsidiaries. In 2021, 2022 and 2023, Concord Medical and our intermediate holding companies transferred cash of RMB123.9 million, RMB13.5 million and RMB31.2 million (US$4.4 million), respectively, to our PRC subsidiaries. In 2021, 2022 and 2023, there were no capital contributions, loans or other transfer of cash or assets within our organization.

Under the Cayman Islands laws, Concord Medical is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings and (2) we determine to pay a dividend in the future:

Tax calculation
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.

(2)For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to Concord Medical.

(4)If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to Concord Medical will be 67.5%.

Dividend Distribution and Taxation

In 2021, 2022 and 2023, none of Concord Medical and our subsidiaries paid any dividends or made any distributions to their respective shareholder(s), including any United States Holders. We have no present plan to pay any dividends on our ordinary shares or the ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Subject to the “passive foreign investment company” rules, the gross amount of any distributions that we make to a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as a dividend for United States federal income tax purposes, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. In addition, if we are considered a PRC tax resident enterprise for tax purposes, any dividends paid by us to our non-PRC shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 10. Additional Information—E. Taxation.” for details.

Holding Foreign Companies Accountable Act and PCAOB’s Inspection over Financial Statements

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a “Commission-identified Issuer” under the HFCAA after we file this annual report on Form 20-F. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursues ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs will be delisted from the NYSE, and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Risk Factors—Risks Related to Doing Business in China—The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCCA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

D.Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations, financial condition, cash flows and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our ability to establish and operate proton centers, and cancer hospitals and clinics;
●	our ability to introduce new services or upgrade existing services in a timely and cost-effective manner;
●	our ability to establish and operate our internet hospital;
●	our ability to carry out our large-scale hospital construction projects, which requires substantial capital expenditures and other resources;
●	our ability to manage the development and ramp-up schedule of new cancer hospitals and clinics;

●	our ability to identify and seize growth opportunities in fast-changing markets;
●	our ability to open new cooperative centers or renew agreements for existing cooperative centers;
●	our ability to comply with PRC laws and regulations in the heavily regulated industry;
●	our ability to generate profits, positive cash flows from operating activities and net current assets in the future;
●	our ability to satisfy our obligations under bank and other borrowings; and
●	difficulty to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Risks related to doing business in China

We face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	adverse changes in political, economic and other policies of the Chinese government. For details, see “—Risks Related to Doing Business in China—Adverse changes in political, economic and other policies of the Chinese government could materially adversely affect the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position”;
●	adverse impact of natural disasters and health epidemics in China, especially the COVID-19 outbreak. For details, see “—Risks Related to Doing Business in China—We face risks related to natural disasters and health epidemics in China, which could materially adversely affect our business and results of operations”;
●	PRC government’s significant intervention or influence over companies with China-based operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the ADSs. For details, see “—Risks Related to Doing Business in China—The PRC government has significant influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, abruptly change relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or become worthless”;
●	uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice. For details, see “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially adversely affect us”;
●	the threat of the ADSs being delisted or prohibited from being traded in U.S. capital markets under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. For details, see “—Risks Related to Doing Business in China—The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment”; and
●	the approval, filing or other requirements of the CSRC or other PRC government authorities in connection with our future offshore offerings. For details, see “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Risks related to our ordinary shares and ADSs

●	volatility of the trading price of our ADSs; and
●	decline in the price of our ADS due to substantial future sales or perceived potential sales of our ADSs.

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

We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was delayed, primarily due to (1) the postponement of construction activities caused by (i) the COVID-19 outbreak in Shanghai, and (ii) the COVID-19 outbreaks in other cities where some of our construction service providers were located in; (2) the extensive time required for the procurement and installation of medical equipment, especially the procurement of proton therapy equipment; and (3) the lengthy and stringent regulatory review and approval process for hospital construction project and other required qualifications, which generally takes seven to eight years for a new hospital planned to provide proton therapy services. We expect to complete the construction of Shanghai Hospital and commence the operation in January 2026, and commence operation for the proton therapy center in Shanghai Hospital in 2027. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2026. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, we need to recruit medical professionals and other personnel and train them properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife systems, positron emission tomography-magnetic resonance (“PET-MR”) scanners and proton therapy systems.

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

Our growth has depended on our ability to expand our network of radiotherapy and diagnostic imaging centers by entering into new agreements primarily with top-tier hospitals in China. These hospitals are 3A hospitals, the highest ranked hospitals by quality and size in China determined in accordance with the standards of the National Health Commission of the PRC (formerly the National Health and Family Planning Commission of the PRC) (the “NHC”). The hospitals typically enter into long-term agreements with us and our competitors with terms of up to 20 years. As a result, in any locality or at any given time, only a limited number of top-tier hospitals may have not already entered into long-term agreements with us or our competitors. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or positron emission tomography-computed tomography (“PET-CT”) scanners, will limit the number of top-tier hospitals with which we or our competitors can enter into agreements in a given period. See “—Healthcare administrative authorities in China currently set procurement quotas and other regulatory requirements for certain types of medical equipment, including proton therapy treatment systems.”

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

In 2021, 2022 and 2023, we had net loss of RMB522.7 million, RMB769.0 million and RMB531.0 million (US$74.8 million), respectively, and negative cash flows from operating activities of RMB216.7 million and RMB276.5 million (US$38.9 million) in 2022 and 2023, respectively. As of December 31, 2023, we had an accumulated deficit of RMB4,064.6 million (US$572.5 million) and a total shareholders’ deficit of RMB2,121.9 million (US$298.9 million). As of the same date, we had net current liabilities of RMB1,334.2 million (US$188.0 million). These conditions raised substantial doubt about our ability to continue as a going concern. We cannot anticipate when, if ever, we will become profitable. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

From January 2024 to March 2024, we entered into five loan contracts with the amount of RMB90.0 million (US$12.7 million), all principals has been received as of the date of this annual report. In addition, as of the same date, we have received HK$554.9 million (approximately US$71.0 million) through the effective listing of Concord Healthcare on Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”). We will focus on the following activities: (1) we plan to seek additional equity and debt financing from new investors into the hospital and network business operation and extend the terms of current loans; (2) we plan to improve the profitability of network business and hospital business through, among others, upgrading cloud system solutions, accelerating the transformation of scientific research and training achievements into clinical application; (3) we are currently focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. We may not have sufficient cash to meet our capital expenditure requirements in the future, which could materially and negatively affect the price of our ADSs and our ability to enter into critical contractual relations with third parties. In addition, we may fail to generate current assets to the extent that the aggregate amount of our current assets exceeds the aggregate current liabilities and, therefore, may continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, financial condition and results of operations.

Our indebtedness and large repayment sums may materially and adversely affect our liquidity and ability to respond to adverse economic and industry conditions.

As of December 31, 2023, we had RMB319.6 million (US$45.0 million) in short-term borrowings outstanding and RMB722.6 million (US$101.8 million) in the current portion of long-term bank and other borrowings. In order to secure our bank and other borrowings, we may grant security interests over our medical equipment and other assets from time to time. As of December 31, 2023, we granted security interests over equipment with a net carrying value of RMB391.1 million (US$55.1 million), representing 11.0% of the net value of our net property, plant and equipment of RMB3,546.9 million (US$499.6 million) as of the same date, accounts receivable with a net carrying value of RMB13.3 million (US$1.9 million), land use rights with a net carrying value of RMB386.6 million (US$54.5 million), construction in progress with a net carrying value RMB2,027.3 million (US$285.5 million), and long-term investments with a carrying value of RMB189.7 million (US$26.7 million) as of December 31, 2023. In the past, we also granted security interests over other assets, such as accounts receivable including lease receivables, land use rights, and construction in progress. We may grant additional security interests over our assets in the future. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Indebtedness.” Any failure to satisfy our obligations under these loans could lead to foreclosure of the assets that secure these loans, suspension of operation of relevant hospitals in which such medical equipment is used, delay or interruption of relevant hospital construction projects, or otherwise damage our reputation in the medical community and our relationship with our hospital partners, all of which could materially adversely affect our business, financial condition and results of operation.

In addition, due to these borrowings, we are exposed to interest rate risk resulting from interest rate fluctuations. As of December 31, 2022 and 2023, the short-term bank and other borrowing bore a weighted average interest of 6.60% and 8.19% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 6.48% and 7.42% per annum, respectively. Escalation of prevailing interest rates could substantially increase our finance costs, which could materially and adversely affect our business, financial condition and results of operation.

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

We have historically derived a large portion of our total net revenues from a limited number of hospital partners. In 2021, 2022 and 2023, net revenues derived from our top five hospital partners were approximately 17.1%, 15.9% and 6.0%, respectively, of our total net revenues. The largest hospital partner accounted for 8.3%, 5.0% and 2.4% of our total net revenues during those periods, respectively.

Cooperative centers located in Beijing Municipality, Chongqing Municipality and Inner Mongolia Autonomous Region accounted for 43.0%, 12.3% and 6.9%, respectively, of our total net revenues in 2021. Cooperative centers located in Beijing Municipality, Hubei Province and Henan Province accounted for 35.9%, 18.1% and 15.3%, respectively, of our total net revenues in 2022. Cooperative centers located in Henan Province, Beijing Municipality and Hubei Province accounted for 20.3%, 19.9% and 13.6%, respectively, of our total net revenues in 2023.

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

In addition, the top five of our hospital partners in terms of revenue contribution, accounted for 43.0% of our total network accounts receivable as of December 31, 2023. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

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

Our total outstanding accounts receivable from our hospital partners were RMB111.8 million and RMB59.0 million (US$8.3 million) as of December 31, 2022 and 2023, respectively. As of December 31, 2023, approximately 22.8% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2022 were still outstanding. In 2021, 2022 and 2023, accounts receivable was RMB2.0 million, nil and nil were written off as uncollectible, respectively.

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

In 2021, 2022 and 2023, net revenues derived from our cancer hospitals and clinics located in Shanghai and Guangzhou accounted for 29.0%, 42.4% and 57.4%, respectively, of our total net revenues in the same periods. Going forward, we expect that a large part of our net revenues will remain dependent on our cancer hospitals located in Shanghai and Guangzhou, especially as we are in the process of expanding our hospital operations in such regions. We are therefore sensitive to the regulatory, economic, environmental and competitive conditions, as well as the public health landscape, in such regions. In addition, the business of our hospitals and clinics may also be materially and adversely affected if any economic downturn in these regions were to result in patients cutting back on spending on oncology healthcare services. In the event that the average spending power of the population decreases or the economic growth in Shanghai and Guangzhou slows down, demand for medical services, especially for the premium oncology healthcare services in private hospitals, may substantially decrease, and our results of operation and profitability may be adversely affected. Furthermore, significant changes in the laws and regulations governing the healthcare industry in Shanghai and Guangzhou, such as those in relation to the medical professional licensing system, qualification and compliance requirements for medical institutions, may have a material effect on our business operations.

Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls due to our voluntary price-matching policies, which may reduce our profitability.

PRC laws and regulations impose price controls and price ceilings on various service and products provided by medical institutions. While we, as a private medical institution operator, are not directly subject to the pricing regulations that public medical institutions must abide by, at our cancer hospitals and cooperative centers that are medical insurance designated medical institutions, we are required to set the prices for services, pharmaceuticals and medical consumables covered under the public medical insurance programs in accordance with the pricing guidelines adopted under such programs in order for our patients to be eligible for reimbursements. As a result, government policies that impose price ceilings, reduce profit margins or restrict insurance reimbursement amounts may in turn negatively impact our profitability. Furthermore, the PRC government has adopted a centralized volume-based procurement regime in an effort to regulate the prices of certain pharmaceuticals, which may exert downward pressure on the pricing of pharmaceuticals used in our medical institutions that are included under such regime. If the PRC government further reduces the current price ceilings, or if additional medical services and products are subject to price controls and/or public medical insurance reimbursement limits, we may need to adjust our own pricing policies where appropriate in order to maintain our competitiveness in the market, which could adversely affect our results of operations and financial condition. Moreover, if we fail to respond to the pricing changes in a timely manner by adjusting pricing policies or service offerings, our business and prospects may be adversely affected.

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

In medical insurance designated medical institutions in China, being the medical institutions that are eligible for public medical insurance coverage, patients may make partial payments if the medical bills are not fully covered, with the remaining fees payable to be settled between us and the relevant public medical insurance authorities. As such, whether a medical institution is eligible for public medical insurance coverage could affect its acceptance among potential patients. As of the date of this annual report, four of our cancer hospitals and clinics including Guangzhou Hospital, Datong Hospital, Guangzhou Outpatient Department and Shanghai Outpatient Department were medical insurance designated medical institutions in China. In 2021, 2022 and 2023, net revenues derived from settlement through public medical insurance programs accounted for approximately 10%, 16% and 24% of our total net revenues for the same periods, respectively. We expect to continue to receive a significant portion of our total medical bill payments under public medical insurance programs in China.

According to the Notice on Issuing the National Pilot Technical Specifications and Grouping Scheme for the Diagnosis Related Groups (“DRG”) Payment promulgated by the National Health Security Administration on October 16, 2019, DRG is a case combination classification scheme under China’ public medical insurance program. DRG payment system considers hundreds of disease groups and determines the optimal amount to be paid by the public medical insurance program for each disease group, based on a variety of factors such as patient age, disease diagnosis, comorbidity, complication, treatment, disease severity, and resource consumption level. According to the Notice on Issuing the Technical Specifications for National Medical Insurance Payment by Diagnosis Intervention Packet (“DIP”) and the DIP Disease Catalog (Version 1.0) promulgated by the National Health Security Administration on November 9, 2020, DIP is a management system which classifies disease groups based on the common characteristics of disease diagnosis and treatment methods, and assigns different score point values for different disease groups to form reimbursement standards. Both DRG and DIP payment systems are applicable only for medical insurance reimbursement for medical institutions providing inpatient services. Based on the different choices between DRG and DIP payment systems made by the relevant Medical Insurance Bureau in Datong and Guangzhou, our Datong Hospital began to adopt the DRG payment system for its inpatient services since its public medical insurance agreement entered into with the Medical Insurance Bureau of Datong in 2023; and our Guangzhou Hospital began to adopt the DIP payment system for its inpatient services since its public medical insurance agreement entered into with the Medical Insurance Bureau of Guangzhou in 2021.

Under both the DRG and the DIP payment system, the local public medical insurance authorities reimburse medical institutions that adopted DRG or DIP according to the reimbursement standard of the disease group that the patient belongs, and not according to the actual costs incurred by the patient at the medical institution. As a result, under the DRG or DIP payment system, there may be non-reimbursable amounts if the claimed reimbursement amount based on the actual inpatient service costs incurred by the patients at Datong Hospital or Guangzhou Hospital are higher than the reimbursement amounts received by the hospitals according to the reimbursement standard of the corresponding disease group. If our medical institutions record material non-reimbursable amounts in the future, such non-reimbursable amounts could adversely affect the business operation and results of operations of Datong Hospital or Guangzhou Hospital, which could adversely affect our business, results of operations and financial condition.

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

For public servants and others covered the 1989 Administrative Measure on State Provision of Healthcare and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and magnetic resonance imaging (“MRI”) scanners.

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

Healthcare administrative authorities in China currently set procurement quotas and other regulatory requirements for certain types of medical equipment, including proton therapy treatment systems.

The PRC government regulates the procurement, installation and operation of large medical equipment in China. PRC healthcare administrative authorities set quotas for large medical equipment, and medical institutions must obtain the large medical equipment procurement license prior to the procurement of any such equipment. Specifically, pursuant to the Administrative Measures on the Procurement and Use of Large Medical Equipment (For Trial Implementation) jointly promulgated by the NHC and National Medical Products Administration on May 22, 2018 and came into effect on the same day, the PRC government regulates large medical equipment through the classified and hierarchical allocation plan and through the issuance of the large medical equipment procurement license according to the Notice of the Issuance of Large Medical Equipment Allocation and Management Catalogue (2023) (“the Catalog”). The Catalog divides large medical equipment into Class A and Class B.

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

Although these rules do not directly apply to military hospitals in China, the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army (the “PLA”) uses these rules as a reference to approve the procurement of such medical equipment. The procurement regulations issued by the NHC stipulate that from 2018 to 2020, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 710 by the end of 2020. According to Notice on Adjusting the Configuration Plan of Large medical Equipment for 14th Five-Year Plan (the “14th Five-Year Plan”) issued by NHC on July 21, 2023, national master plan configures a maximum of 41 newly added proton therapy treatment systems between 2021 and 2025 and the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 860. The allocation will depend on the actual situation of regional function orientation, radiation capacity of medical services and the service level of diagnosis and treatment of medical institutions. In addition, the 14th Five-Year Plan also stipulates the provincial the procurement planning and quotas for Class B large medical equipment procurement licenses.

Although the current number of procurement licenses available did not significantly impact our expansion plans in 2023, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our cancer hospitals and clinics to obtain such licenses, may affect our expansion plan going forward. Any of the foregoing could materially adversely affect our future prospects.

In addition, for certain of the medical equipment that we intend to install and operate in our cancer hospitals and clinics, we will need to obtain large medical equipment procurement licenses from the NHC or provincial level healthcare administrative authorities. See “—We plan to establish and operate proton centers, and cancer hospitals and clinics that will be majority-owned by us and are subject to significant risks.” We may not be able to obtain such licenses in a timely manner or at all, which could delay or prevent the opening of our cancer hospitals and clinics, and could materially adversely affect our growth strategy and results of operations. For instance, we have submitted the application for the large medical equipment procurement license for our proton equipment at the proton center of Guangzhou Hospital on November 24, 2023. According to the latest notice issued by the NHC and our understanding, this time the procurement license is issued in two batches, of which the issuance of procurement license in other provinces will be subject to separate review. As of the date of this annual report, due to the unexpected delay in the application process, we have not obtained the approval of the procurement license from the NHC. We have been proactively and closely communicating with the NHC on the status to accelerate both sides of the process.

On February 8, 2024, the NHC promulgated the Notice of Adjustment of the 14th Five-Year Plan Large-scale Medical Equipment Configuration Plan, which stipulates that in order to meet the needs of people for diversified diagnosis and treatment services and support the healthy and orderly development of socially-run medical care, during the 14th Five-Year Plan period, eight new sets of heavy ion and proton radiotherapy systems were added according to the configuration plan nationwide, which are specially used for socially-run medical care institutions. This will significantly increase the likelihood of the our’s approval. At the same time, we are also actively promoting the approval of the registration certificate for the proton equipment manufacturer, Varian, as soon as possible. If we fail to obtain the licenses for our proton therapy systems under deployment or we plan to deploy, our business and prospects would be materially and adversely affected. In addition, if such quota for proton therapy treatment systems increases after we obtained our licenses, we may lose our competitive advantage in the field of proton therapy, and our business, results of operations and financial condition could be materially and adversely affected.

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

Each of our cancer hospitals and clinics in China that we majority-own must obtain a radiation safety permit from the MEP and a radiotherapy permit, medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our cancer hospitals and clinics, which could materially adversely affect our business, financial condition and results of operation. See “—We plan to establish and operate proton centers, and cancer hospitals and clinics that will be majority-owned by us and are subject to significant risks.”

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

We may have conflicts of interest with our subsidiary Concord Healthcare which is a stand-alone public company.

On January 9, 2024, our subsidiary Concord Healthcare listed a minority stake of 39,420,200 H shares on the Main Board of the HKSE under the stock code 2453.HK. Concord Healthcare’s H shares began to trade on the HKSE on January 9, 2024. We currently offer various types of support to Concord Healthcare to facilitate the marketing and implementation of its services. We have entered into and may, in the future, enter into various transactions and agreements with Concord Healthcare. Concord Healthcare has its audit committee, consisting of independent non-executive directors, to review and approve all proposed connected transactions as defined in the listing rules of the HKSE, including any transactions between our Company and Concord Healthcare, as applicable. We have an audit committee, consisting of independent directors, to review and approve all material related party transactions, including any material transactions between our Company and Concord Healthcare, as applicable. We believe that the transactions and agreements that we have entered into with Concord Healthcare are on terms that are negotiated on an arm’s length basis.

However, as we remain a controlling shareholder of Concord Healthcare, we may from time to time make strategic decisions that we believe are in the best interests of our business and shareholders as a whole, which may create conflicts of interest with Concord Healthcare, as a stand-alone public company, such as resolution of any dispute arising from the agreements, allocation of business opportunities, and employee recruiting and retention between us and Concord Healthcare. We may not be able to resolve all potential misalignments in interests with Concord Healthcare and the existence of such misalignments in interests may affect the results of operation of Concord Healthcare, which may, in turn, affect our results of operations as a whole.

Concord Healthcare, as a public company listed on the Main Board of the HKSE, has published and may continue to publish, from time to time, reports, projections, valuations and other types of information which may concern us, our business and financial condition, and/or our industry. Concord Healthcare may publish such information voluntarily or in response to regulatory or HKSE’s requirements or inquiries. Specifically, Concord Healthcare has ongoing obligations to publish information in relation to our Company. We have no control over whether or when, if at all, Concord Healthcare may publish any such information that concerns us, nor can we assure you that we will be given the opportunity to review or endorse any such information. In addition, as the HKSE and the SEC have different compliance and disclosure requirements for listed companies, we cannot guarantee that the information that Concord Healthcare may publish from time to time that concerns us will all be reflected in our reports to be filed with the SEC. As such, we cannot guarantee that any such information regarding us will not have any impact on the perception of us and our business by the investor community, the price of our ADSs, or the interest of our public shareholders.

Concord Healthcare may need to raise more capital, which could dilute our equity stake or impose debt service obligations on Concord Healthcare, if such capital is available at all.

Concord Healthcare has raised capital in both private and public share offerings to support its business operations. On January 9, 2024, Concord Healthcare’s H shares began to trade on the HKSE under the stock code 2453.HK. As of December 31, 2023, we remained control of Concord Healthcare with 50.08% of its voting right. Concord Healthcare’s operation of its self-owned medical institutions is capital intensive, and it may require additional capital resources in the future. Concord Healthcare may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in Concord Healthcare, and the investors may have a strategy or objectives different from ours with respect to Concord Healthcare or impose conditions that could restrict the operations of Concord Healthcare. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

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

We have applied for and obtained the registration of our trademark “Medstar” and a total of 168 other trademarks, including “Concord Medical,” in China to protect our corporate name as of the date of this annual report. We also owned the rights to 98 domain names that we use in connection with our business as of the same date. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademarks or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, epidemics outbreaks or other force majeure events could adversely affect our financial condition and results of operation. In addition, the operations of our cancer hospitals and cooperative centers may be vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such hospitals and centers. We do not have insurance coverage for some of our medical equipment and do not have business interruption insurance for some of our medical institutions. Any business disruption could result in substantial expenses and diversion of resources and could materially adversely affect our business, financial condition and results of operations.

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

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. As of the date of this annual report, we had not been subject to these types of attacks that had materially and adversely affected our business operations. However, there is no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2023 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. See “Item 15. Controls and Procedures.”

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A majority of our directors and officers are located in China. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

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

We believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended on December 31, 2023, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including cash we received through the effective listing of our subsidiary Concord Healthcare on the HKSE as of January 9, 2024. Although we currently consolidate the income and operations of Concord Healthcare in our financial statements, if our ownership percentage of Concord Healthcare declines in the future, we may not be able to include the income and assets of Concord Healthcare for purposes of the PFIC rules. Further, under the applicable guidance, which is not binding precedent, it is unclear how companies, like us, with negative gross revenue, are treated. Assuming that we are permitted to use gross loss to offset our passive income, based upon our current income and assets and the projected value of our ordinary shares and ADSs, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, although there can be no assurance in this regard, in which case we may be required to treat our interest in Concord Healthcare as a passive asset. In the event our passive income increases, we may be more likely to be a PFIC. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our cancer hospitals and network of radiotherapy and diagnostic imaging centers are located across China, our operations may be particularly vulnerable to any health epidemic, such as avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. Since December 2019, an outbreak of respiratory illness caused by the COVID-19 has and is continuing to spread rapidly throughout the world. The PRC government has taken certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses. The outbreak has negatively impacted the operations of our cancer hospitals and cooperative centers in China. For example, certain of our medical institutions in Shanghai experienced temporary closure in the first half of 2022. In addition, due to the temporary travel restrictions and stay-at-home orders during the regional COVID-19 resurgence in Guangzhou city in the second half of 2022 and in Datong city in October and November 2022, our Guangzhou Hospital, Guangzhou Outpatient Department and Datong Hospital have experienced patient appointment cancellations and difficulties for employees to work on-site in such periods. We have also experienced certain negative impact of COVID-19 pandemic on our network business, primarily including (1) the delay in logistics for delivery, installation and acceptance of medical equipment, primarily including large-scale medical equipment, as impacted by the less frequent transportation and travel restrictions for the relevant technical staff amid the regional resurgence of COVID-19 pandemic in 2022, and (2) reduced offline marketing activities amid the temporary government-mandated travel restrictions or bans to contain the spread of the COVID-19, especially in Shanghai. In addition, the completion time for exterior wall construction for Shanghai Hospital was expected to be postponed from June 30, 2021 to January 2023 due to the lack of labor in Shanghai during the COVID-19 resurgence.

The PRC governments at all levels began to significantly lift the restrictive measures aimed at controlling the spread of the COVID-19 virus in December 2022. As the situation eased, in 2023, we have experienced an increase in the demand for our sales and installing of medical equipment and software and other services, and a recovery in the demand for the oncology healthcare service in our medical institutions. However, any regional outbreak of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties. While the full impact of this outbreak is unknown at this time, we are closely monitoring the rapid developments in China that have become exposed to the virus and continually assessing the potential impact on our business. Any prolonged deviations from normal daily operations could negatively impact our business.

Moreover, any future natural disasters or health epidemics in the PRC could severely disrupt our daily operations, and may even require a temporary closure of our cancer hospitals and cooperative centers. Such closures may disrupt our operations and adversely affect our results of operations. Our operations could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

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

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a “Commission-identified Issuer” under the HFCAA after we file this annual report on Form 20-F. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursues ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, the ADSs will be delisted from the NYSE and our shares and ADSs will not be permitted for trading over the counter either. If our shares and ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on NYSE prior to March 31, 2023, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we are not required to make any filing with the CSRC in connection with our listing. However, we will be subject to the filing requirements with the CSRC if we conduct subsequent offerings. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

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

On December 28, 2021, the CAC and 12 other government authorities published the Review Measures, which took effect on February 15, 2022. The Review Measures provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. As a result, we currently believe we do not need to apply for a cybersecurity review pursuant to the above regulation to maintain the listing status of the ADSs in the United States, because (1) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future, and (2) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. However, the scope of operators of “critical information infrastructure” and the interpretation for “affect or may affect national security” under the current regulatory regime remain unclear and are subject to the decisions of competent PRC regulatory authorities. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. Moreover, we may be required to conduct cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact on national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

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

In December 2012, we acquired 19.98% of equity interests in the MD Anderson Proton Therapy Center, a leading proton treatment center in the world, with a total consideration of approximately US$32.3 million. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner, with a total consideration of approximately US$4.6 million. According to the partnership agreement, we shall have significant influence over the MD Anderson Proton Therapy Center. This transaction may enable us to expand our expertise and knowledge base in preparation for the operation of future proton centers. In November 2018, MD Anderson Proton Therapy Center reached an agreement with MD Anderson to sell all its assets and liabilities to MD Anderson, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP, at a consideration of RMB212.9 million. In December 2018, we received all the shared consideration from PTC-Houston Management, LP. As a result, we disposed of our equity interest in MD Anderson Proton Therapy Center.

In October 2014, we established a wholly-owned free-standing radiotherapy cancer center, Datong Hospital in Datong City, Shanxi Province, to provide advanced diagnostic and radiotherapy services with 100 beds.

In April 2015, we acquired 100% of the equity interests in Fortis Surgical Hospital (“Fortis Surgical Hospital”) with a consideration of SGD55.0 million in cash from Fortis Healthcare International, a subsidiary of Fortis Healthcare Ltd. In October 2015, we changed the name of the hospital to Concord Cancer Hospital, which provides oncology as its main service, including medical oncology and surgical oncology, in Singapore. In June 2017, we changed its name to Concord International Hospital. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operated and owned Concord International Hospital in Singapore, and ceased control over the management of Concord International Hospital in Singapore. In 2023, we entered into a definitive agreement to sell the remaining equity interest in Concord Healthcare Singapore Pte Ltd with a consideration of SGD5.0 million in cash. The transaction was closed on January 5, 2024 and we no longer held equity interest in Concord Healthcare Singapore Pte Ltd since then. Our divestment of Concord International Hospital allows us to fully concentrate on our efforts to operate hospital business in China.

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

We had previously entered into a series of cooperation agreements with Chang’an Information Industry (Group) Co., Ltd. and certain other shareholder of Beijing Proton Medical Center, which contemplated for us to invest equity capital to Beijing Proton Medical Center project. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. 100% of the equity interests in Beijing Century Friendship, which held a 55.0% equity interest in Beijing Proton Medical Center, with a total consideration of RMB100.6 million. On December 27, 2023, we entered into a shares transfer agreement with Sallekey Capital Management Limited. pursuant to which we sold 100% of the equity interests in King Cheers Holdings Limited (“King Cheers”) held by Ascendium, together with the 25.0% of the equity interests in Beijing Proton Medical Center through King Cheers, at a nominal consideration of HK$1.00. The sale and the equity interest transfer were completed on December 27, 2023. As a result, we indirectly held a 54.01% equity interest in Beijing Proton Medical Center through Beijing Century Friendship. Beijing Century Friendship previously engaged in the establishment and construction of Beijing Proton Medical Center. The cooperation agreements for the Beijing Proton Medical Center project was terminated in 2022.

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

In April 2017, ZR Guofu and we entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. Among others, during 2017, Guofu Huimei acquired a 78.31% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a consideration of RMB388.5 million and a 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB182.1 million through capital injections. As a result of the foregoing, our effective equity interest in Beijing Century Friendship decreased from 100% to 42.1%, our total effective equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%, and our total effective equity interest in Shanghai Outpatient Department was 49.48% (after more acquisitions by our other subsidiaries in 2017). In June 2018, Concord Healthcare entered into agreements with Guofu Huimei to purchase its 78.31% equity interest in Beijing Century Friendship and 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB388.5 million and RMB182.1 million, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its original investments in Guofu Huimei. Therefore, we held a 100% equity interest in Beijing Century Friendship, an 80% equity interest in Beijing Proton Medical Center and a 90% equity interest in Shanghai Outpatient Department through our wholly-owned or majority-owned subsidiaries upon execution and closing of the agreement. In October 2018, we obtained the control of Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Outpatient Department. As of the date of this annual report, we held a 100.0% equity interest in Beijing Century Friendship and an 55.0% equity interest in Beijing Proton Medical Center.

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

In March 2018 and July 2018, we, the investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited, and other investors entered into agreements pursuant to which the parties jointly made a strategic investment in our subsidiary, Concord Healthcare. The total investment was RMB1.5 billion. Upon completion of the investment, those investment institutions led by CICC Capital and the other minority investors held a total of approximately 40% of the equity interests in Concord Healthcare and our equity interest in Concord Healthcare was diluted to approximately 60%. As of December 31, 2019, our effective equity interest in Concord Healthcare was approximately 60%. In February 2020, we and CITIC Industrial Investment Group Limited (“CITIC”) entered into agreements pursuant to which CITIC will make an investment of approximately RMB700.0 million in Concord Healthcare, subject to the satisfaction of closing conditions. Upon completion in March 2020, our ownership in Concord Healthcare was diluted from approximately 60% to approximately 50%. In April 2021, we entered into an investment agreement with five entities and one individual, pursuant to which these investors subscribed an aggregate of 18,805,826 newly issued shares of Concord Healthcare with a total consideration of RMB400.0 million. In April 2022, we transferred 2.05% of the equity interest in Concord Healthcare to Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”), the sole limited partner of which is Shanghai Medstar. In December 2020 and April 2021, we obtained declaration of certain noncontrolling shareholders, pursuant to which they irrevocably delegate their voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period they own the equity interest in Concord Healthcare. In April 2022, we obtained the declaration of Shanghai Xinhe, pursuant to which it irrevocably delegates its voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period it owns the equity interest in Concord Healthcare. Subsequently, on March 9, 2023, Shanghai Medstar transferred 27.27% of the partnership interest in Shanghai Xinhe to Shanghai Linen International Trading Co., Ltd. (“Shanghai Linen”), a limited liability company established in the PRC and ultimately controlled by Ms. Sirong Tian (a shareholder of Model Oasis Limited and Solar Honor Limited), at a consideration of RMB60.0 million, which was fully settled on March 10, 2023. Upon completion of such transfer, limited partners of Shanghai Xinhe are Shanghai Medstar and Shanghai Linen, which hold 72.73% and 27.27% of the partnership interest in Shanghai Xinhe, respectively. In June 2023, we and several of our subsidiaries signed a Capital Increase and Share Purchase Agreement with CSPC NBP Pharmaceutical Co., Limited (“NBP”). Pursuant to the agreement, NBP purchased 4.17% shares of Concord Healthcare with the consideration of RMB300.0 million (US$42.3 million). After the completion of all transactions mentioned above, our equity interest in Concord Healthcare had been diluted to 42.09% as of December 31, 2023. In June 2023, we successively obtained declaration from certain of the noncontrolling shareholders of Concord Healthcare pursuant to which the noncontrolling shareholder delegates its voting rights in the general meeting of shareholders of Concord Healthcare to the Group irrevocably during the period it owns the share interest in Concord Healthcare, after the transaction mentioned above in June 2023. We remained control of Concord Healthcare with 50.08% of the voting right of Concord Healthcare as of December 31, 2023.

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

Concord Healthcare, our subsidiary, filed an application to list a minority stake of its shares (the “Concord Healthcare Shares”) on HKSE on May 31, 2022 and refiled the application on January 30, 2023 following the expiry of the intial application. On January 9, 2024, Concord Healthcare listed a minority stake of 39,420,200 H shares at an initial public offer price of HK$14.28 per H share on the Main Board of the HKSE under the stock code 2453.HK. Concord Healthcare’s H shares began to trade on the HKSE on January 9, 2024. The information related to the listing of Concord Healthcare’s H shares on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

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

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of December 31, 2023.

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

Our principal executive offices are located at Room A1-A5 26/F, East Zone, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company, located at 251 Little Falls Drive, Wilmington, DE USA 19808. Our website is www.concordmedical.com. The information contained on our website is not a part of this annual report.

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may also be accessed through this website.

Initial Public Offering

On December 11, 2009, our ADSs were listed on the NYSE.

Dual Class Share Structure

In January 2015, our shareholders approved the creation of a dual class share structure. In October 2018, Bluestone Holdings Limited, a company indirectly wholly owned by Mr. Zheng Cheng, transferred its shares in Morgancreek to companies wholly owned by Ms. Sirong Tian and Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, respectively. On the same day, all the Class A ordinary shares held by Morgancreek were converted into Class B ordinary shares. Morgancreek transferred 7,500,000 Class B ordinary shares to Bluestone. Upon completion of these transactions, Mr. Zhou and Ms. Zhang indirectly hold 30% and 70% shares of Morgancreek, respectively, and Dr. Cheng holds ordinary shares of our company through Bluestone. As of the date of this annual report, 130,251,685 ordinary shares were outstanding, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes.

B.Business Overview

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. Through our network business, we also empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2023, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. As of the same date, we provided equipment leasing and comprehensive support services for 10 cooperative centers based in eight hospitals, spanning over eight cities across five provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health). We also provide other services, primarily including medical solutions and support services, as part of our network business to other enterprise customers.

Cancer has become a serious global public health problem. According to the independent industry report prepared by our industry consultant, China had a large number of newly diagnosed cancer patients and cancer-related deaths in 2022, accounting for approximately 23.8% of the new cancer cases and 26.9% of the cancer-related deaths worldwide. However, China’s oncology healthcare service is still in the early stages of development facing challenges in the scarcity and uneven distribution of medical resources, resulting in patient overcrowding especially in public hospitals in first-tier cities. With the growing demand and improving access for cancer treatment, the market size of China’s oncology healthcare service market, in terms of revenue, grew from RMB265.6 billion in 2016 to RMB495.1 billion in 2022, at a CAGR of 10.9%, and is expected to reach RMB768.7 billion in 2026, at a CAGR of 11.6% from 2022 to 2026. Mortality of cancer per year in China increased from approximately 2.4 million in 2016 to approximately 2.8 million in 2022 and is estimated to reach approximately 3.3 million in 2026. The number of cancer cases and cancer-caused death is expected to increase in the next decade. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population and obesity prevalence.

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

We are in the process of establishing and operating new cancer hospitals and proton centers in China to develop our hospital business. We have one planned hospital in China, namely Shanghai Hospital, and two hospitals in operation in China, namely Guangzhou Hospital and Datong Hospital, which provide premium cancer treatment services to our patients. We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in January 2026. We also commenced construction of Guangzhou Hospital in November 2017, and the construction was completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we also plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2026.

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

We believe our planned proton centers will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton therapy, the most sophisticated radiotherapy currently available in the market. Proton therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. We have completed the construction of the proton center of our Guangzhou Hospital, and we expect to commence operation of the proton center of Shanghai Hospital deployed in 2027. In addition, we commenced the construction of Beijing Proton Medical Center in June 2017. The construction was suspended and delayed due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations under the related cooperation agreements. The cooperation agreements for the Beijing Proton Medical Center project was terminated in 2022. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. In November 2018, MD Anderson Proton Therapy Center reached an agreement with MD Anderson to sell all its assets and liabilities to MD Anderson, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP. at a consideration of RMB212.9 million. As a result, we disposed of our equity interest in MD Anderson Proton Therapy Center.

We are developing our cloud system solutions from our existing medical equipment and consumable sales services. We have integrated our online and offline medical resources into our cloud system solutions which consists of various cloud platforms to offer a range of cloud-based services, including primarily digitalized display and processing of diagnostic pathology and diagnostic imaging results; remote consultation, radiation modeling, therapy customization and quality control; medical equipment supply chain management; as well as joint research, training and technological support. Our cloud system solutions serve to improve the oncology healthcare service quality in remote or less economically-developed regions and alleviate the uneven distribution of critical healthcare resources in China. Specifically, in 2020 and 2021, we launched Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform, Jiahe Yunying Remote Imaging Information Diagnosis Platform and Jiahe Cloud Asset Management Platform, as integral components to our cloud system solutions which focus on the efficiency and efficacy of cancer diagnosis and treatment.

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

Our business structure has evolved in recent years through the development of new cancer hospitals and clinics, such as Guangzhou Hospital which commenced operation in June 2021, and cancer clinics, such as Shanghai General Practice Clinic which commented operation in September 2021. Our total net revenues were RMB485.6 million, RMB472.1 million and RMB537.4 million (US$75.7 million) in 2021, 2022 and 2023, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues” regarding our total net revenues by segments and our total net revenues by geographic regions in 2021, 2022 and 2023. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Hospital Business

We provide a full cycle of premium oncology healthcare services including screening, diagnosis, treatment and post-treatment health management to patients through our self-owned cancer hospitals and clinics. As of December 31, 2023, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2023. Leveraging our accumulated oncology healthcare technology and experience, we strive to provide increasingly more personalized and comprehensive services through omni-channels to meet the evolving demands of cancer patients in China.

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

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Hospital, a 400-bed cancer hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the NHC of Guangdong Province. Guangzhou Hospital was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017 and completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2026.

Shanghai Hospital

Shanghai Hospital is designed to be a comprehensive cancer hospital with 400 beds and a planned gross floor area of 158,769 square meters located in Xinhongqiao Park. In April 2014, we received the government approval for the establishment of Shanghai Hospital. Our Shanghai Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multi-disciplinary system. The construction of this hospital project commenced in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in January 2026 and commence the operation of its proton center in 2027.

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

In September 2020, we established Datong Clinic in Datong City, Shanxi Province, which officially opened for operation in November 2020. Datong Clinic features traditional Chinese medicine, acupuncture and fire moxibustion therapy to provide various cancer related outpatient services. We strategically ceased the operation of Datong Clinic since July 2022 to focus on the development of our Datong Hospital. We completed the deregistration process of Datong Clinic in March 2023.

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

Our Network Business

As of December 31, 2023, we operated an extensive network of 10 cooperative centers based in eight hospitals, spanning over eight cities across five provinces and administrative regions in China. These hospitals substantially consist of 3A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes nine radiotherapy centers and one diagnostic imaging center.

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

Lease and Management Services Arrangements

As of December 31, 2023, we had nine cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

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

Our Cloud System Solutions

To further expand our services to a broader patient base, we have integrated our online and offline medical resources into our cloud system solutions to offer cloud-based services, including primarily cloud-based remote diagnostic imaging, radiation therapy, supply-chain management and comprehensive support services. Specifically, our Jiahe Feiyun Intelligent Radiation Therapy Cloud Service Platform enables remote radiation therapy target delineation, radiation modeling, joint consultation, plan customization and quality control, our Jiahe Yunying Remote Imaging Information Diagnostic Platform enables digitalized display, storage, transmission, and processing of diagnostic pathology and diagnostic imaging results, and our Jiahe Cloud Asset Management Platform provides one-stop supply-chain management services with improved efficiency and reduced costs. We have customized our cloud platforms to ensure the cohesion with the various brands of medical equipment and their operating systems. For example, our Jiahe Yunying Remote Imaging Information Diagnosis Platform can be deployed seamlessly in our cooperative centers to facilitate the imaging equipment supplied by various suppliers.

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2023, we did not operate cooperative centers under service-only agreements. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2023, we had such agreements at one cooperative centers among the totality of our 10 cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

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

Proton Therapy System

We had two sets of proton therapy equipment as of the date of this annual report. Specifically, in September 2020, we completed the installment of one set of proton equipment in our Guangzhou Hospital. We have commenced the clinical trial for the proton therapy equipment in the proton center of Guangzhou Hospital in November 2022. We have also procured a set of proton therapy equipment in February 2022, which is held by Concord Healthcare for future deployment based on its business needs. In addition, we expect to commence operation of the proton center of Shanghai Hospital in 2027.

Linear Accelerators and External Beam Radiotherapy

As of December 31, 2023, we owned eight linear accelerators at our cancer hospitals and cooperative centers. As of the same date, the cooperative centers under service-only technical service agreements in our network owned three linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for ten to 20 minutes. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. As of December 31, 2023, we owned three head gamma knife systems at our cancer hospitals and cooperative centers.

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

Diagnostic Imaging

We employ a wide range of diagnostic imaging equipment at our cancer hospitals and cooperative centers. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including among others, PET-CT scanners, MRI scanners and PET-MR scanners. A PET-CT scanner combines a PET scanner and a CT scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. A PET-MR scanner combines a PET scanner and an MRI scanner. PET-MR scanners perform whole-body examinations at both anatomical and metabolic levels at the same time, which reduces the scanning time and patients’ radiation exposure. It is widely recognized as an advanced device for early screening and diagnosis of malignant tumors and neurological diseases. As of December 31, 2023, we owned five MRI scanners, two PET-CT scanners and one PET-MR scanner at our cancer hospitals and cooperative centers.

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

Pricing of Medical Services

Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by non-profit medical institutions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls due to our voluntary price-matching policies, which may reduce our profitability.”

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

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 168 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 98 domain names that we use in connection with the operation of our business as of the same date. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available.

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

Legal and Administrative Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including labor disputes, customer complaints in relation to our refund policy, course content, and other dissatisfactions, administrative penalties in relation to our advertisements, and trademark and copyright disputes with third parties. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations or financial condition.

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

Large Medical Equipment Procurement License

Pursuant to the Administrative Measures on the Procurement and Use of Large Medical Equipment (For Trial Implementation) jointly promulgated by the NHC and National Medical Products Administration on May 22, 2018 and came into effect on the same day, the PRC government regulates large medical equipment through the classified and hierarchical allocation plan and through the issuance of the large medical equipment procurement license according to the Catalog, which divides large medical equipment into Class A and Class B.

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

According to “14th Five-Year Plan ” issued by NHC on July 21, 2023, the national master plan configures a maximum of 41 newly added proton therapy treatment systems between 2021 and 2025. The allocation will depend on the actual situation of regional function orientation, radiation capacity of medical services and the service level of diagnosis and treatment of medical institutions. In addition, “14th Five-Year Plan ” stipulates provincial the procurement planning and quotas for Class B large medical equipment procurement licenses. On February 8, 2024, the NHC promulgated the Notice of Adjustment of the 14th Five-Year Plan Large-scale Medical Equipment Configuration Plan, which stipulates that in order to meet the needs of people for diversified diagnosis and treatment services and support the healthy and orderly development of socially-run medical care, during the 14th Five-Year Plan period, eight new sets of heavy ion and proton radiotherapy systems were added according to the configuration plan nationwide, which are specially used for socially-run medical care institutions.

In accordance with “14th Five-Year Plan ,” the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 860 from the date of the plan through the end of 2025, and the total number of large medical equipment procurement licenses issued for gamma knife systems cannot exceed 95 nationwide. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the cooperative centers in our network operate.

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

Regulation of Proton Treatment Centers

Pursuant to the Administrative Measures on Clinical Application of Medical Technology, effective as of November 1, 2018, medical institutions must apply to the NHC for approval before utilizing certain medical technologies. On March 30, 2022, the NHC issued the National Standard for Clinical Application Management of Restricted Technologies, which provide the guidelines for government authorities to review and approve applications of medical institutions for clinical use of proton and heavy ion radiotherapy technologies. Furthermore, these rules and their subsequent amendments set out the minimum requirements for medical institutions and their medical staff to provide proton and heavy ion radiotherapy. Such requirements include, among other things, that medical institutions that are eligible for providing proton and heavy ion radiotherapy must, among other things, meet the following requirements:

(i) be compatible to their functions, missions, and technical capabilities;
(ii) have certain diagnostic and treatment departments including oncology, radiotherapy, pathology and medical imaging that are certified to register with the NHC;
(iii) have more than ten years of experience in IMRT cancer treatment and no less than 10,000 cancer patient visitors per year;
(iv) meet the national standards for radiation protection and have received the certificates from hygiene supervision and environmental protection government agencies;
(v) have advanced network systems to support the application of 5G and above advanced information and communication technologies in proton or heavy ion radiotherapy;

(vi) have a radiotherapy department meeting the following criteria:
a)	have clinicians, radiation physicists and technicians, and maintenance personnel for accelerators;
b)	have more than ten years of experience in radiotherapy treatment, with no less than 2,000 annually admitted patient visits;
c)	have CT model locator, accelerator with multi-leaf collimator, reverse treatment planning system, quality assurance and control equipment, etc.;
d)	have 3D imaging guidance technology, more than 3 years of experience with online 3D image-guided radiotherapy, IMRT, and SRT; and
e)	be equipped with proton or ion therapy system in accordance with the guidance of NHC;
(vii) have an imaging department meeting the following criteria:
a)	have imaging diagnosis equipment including MRI, CT, PET-CT, etc.;
b)	have medical imaging management system; and
c)	have at least five registered doctors who conducted imaging diagnosis, including nuclear medicine, for over ten years.

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

Pricing of Medical Services

Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the NHC on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at nonprofit medical institutions are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the PRC State Council on March 18, 2009, the Chinese government is aiming to reduce the examination fees for large medical equipment. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures issued on November 9, 2009 by the NDRC, the NHC and the Ministry of Health and the Ministry of Human Resources and Social Security (the “MHRSS”), the Chinese government is also aiming to reduce treatment fees for large medical equipment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls due to our voluntary price-matching policies, which may reduce our profitability.”

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of December 31, 2023.

D.Property, Plants and Equipment

Our principal headquarters are located at Room A1-A5 26/F, East Zone, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020. We occupy and use this office space with a gross floor area of approximately 1,379 square meters, pursuant to lease agreements entered into in July 2020.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	1,310	March 2026	Office space
Beijing	29	June 2024	Office space
Shanghai	30	October 2024	Office space
Shenzhen	157	November 2024	Office space

We also own certain properties in China to establish and operate cancer hospitals and clinics as part of our business expansion. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC government under the PRC land system.

The following table sets forth the details of our leased and self-owned properties for hospital and clinic use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(5) (6)
Shanghai(1)	158,769	400	Shanghai Hospital	Owned	Under construction
Guangzhou(2)	40,000	400	Guangzhou Hospital	Owned	In operation
Guangzhou(3)	1,555	—	Guangzhou Outpatient Department	Leased (Expire in May 2027)	In operation
Datong	5,983	100	Datong Hospital	Leased (Expire in September 2034)	In operation
Shanghai	3,015	—	Shanghai Outpatient Department	Leased (Expire in September 2026)	In operation
Shanghai	10,429	—	Shanghai Imaging Center	Leased (Expire in September 2036)	In operation
Shanghai(4)	557	—	Shanghai General Practice Clinic	Leased (Expire in December 2036)	In operation
(1)	In July 2015, we entered into the land use rights grant contract for a parcel of land in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Hospital.
(2)	In August 2012, we entered into the land use rights grant contract for a parcel of land in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our Guangzhou Hospital. Guangzhou Hospital has already been in operation since June 2021, and we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2026. By completion of the construction project, the aggregate site area is expected to reach 40,000 square meters.
(3)	In March 2020, Concord Healthcare entered into a share purchase agreement with independent third parties to purchase 70% or 14,000,000 shares of Guangzhou Concord Management (formerly known as Guangzhou New Spring Hospital Management Ltd.) with a consideration of RMB8.4 million. The business substance of the purchase was to acquire Guangzhou Outpatient Department, which was a wholly owned subsidiary of Guangzhou Concord Management located in downtown Guangzhou.

(4)	Shanghai General Practice Clinic is located inside the building of Shanghai Imaging Center and shares its leased property.
(5)	See “—B. Business Overview—Our Network of Centers” and “—B. Business Overview—Our Own Cancer Hospitals and Clinics” for more details of each our hospital projects.
(6)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following precision radiotherapy equipment as of December 31, 2023, which were located in our cancer hospitals and our cooperative centers:

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

A.Operating Results

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. As of December 31, 2023, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operated an internet hospital as of the same date. We generated revenue from our self-owned hospitals primarily from provision of outpatient and inpatient healthcare services.

Through our network business, we empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2023, we provided equipment leasing and comprehensive support services for 10 cooperative centers based in eight hospitals, spanning over eight cities across five provinces and administrative regions in China. We have established most of the cooperative centers in our network through long-term lease and management services arrangements with hospitals typically ranging from five to 20 years. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, PET-CT scanner or MRI scanner. We typically purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China and in the regions in which we have operations. According to the latest statistics released by the Global Cancer Observatory (GCO) of the World Health Organization (WHO) in 2023, the global occurrence of cancer has continued to rise, with estimated new cases of 19.3 million and cancer-caused deaths of 10.0 million in 2020. China, in particular, had approximately 4.6 million new cancer cases and 3.0 million cancer-caused deaths reported in the same year. The latest “Cancer incidence and mortality in China 2022” published by the Chinese National Cancer Institute highlights a concerning upward trajectory in cancer occurrence and mortality rates over the past decade. In 2022 alone, it was estimated that there were approximately 4.8 million new cancer cases and 2.6 million cancer-caused deaths in China. These figures exceed those reported in previous years, indicating the the urgent need for effective cancer prevention and control strategies. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population and obesity prevalence, as well as other reasons, such as environmental pollution, tobacco use and inadequate access to healthcare services.

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

Our Ability to Expand Our Cancer Hospitals and Cooperative Centers

As of December 31, 2023, we had 10 cooperative centers based in eight hospitals, spanning over eight cities across five provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing cancer hospitals and clinics in China. As of December 31, 2023, we had six self-owned cancer hospitals and clinics in operation in China, including two cancer hospitals, three cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2023. The development of these hospitals is an important step of our broader strategy and is expected to become the key driver of our future growth.

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

We closed 11 cooperative centers, eight cooperative centers and three cooperative centers in 2021, 2022 and 2023, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward.

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

The numbers of our treatment and diagnostic patient visits in our cooperative centers decreased from 7,597 and 53,305 in 2021, respectively, to 4,523 and 20,980 in 2022, respectively, and further to 2,861 and 19,437 in 2023, respectively, primarily due to the reduction of our cooperative centers and the suspension of operation of cooperative centers caused by the COVID-19 pandemic. However, the number of inpatient and outpatient visits in our self-owned cancer hospitals and clinics, including Datong Hospital, Datong Clinic (which ceased operation since July 2022), Shanghai Outpatient Department, Shanghai Imaging Center, Shanghai General Practice Clinic, Guangzhou Outpatient Department, Guangzhou Hospital and our internet hospital, increased from 778 and 50,622 in 2021, respectively, to 2,999 and 69,542 in 2022, respectively, and further to 3,783 and 82,269 in 2023, respectively.

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

However, service-only agreements are usually short-term in nature, and the risk of non-renewal of such agreements is high. We also typically receive a lower contracted percentage under such service-only agreements compared to the percentage we receive from cooperative centers managed under lease and management services arrangements. Accordingly, we do not intend to substantially increase the number of service-only agreements in the future. As of December 31, 2023, we did not operate cooperative centers under service-only agreements.

The Range and Mix of Services Provided in Our Cancer Hospitals and Cooperative Centers

The medical service fees charged for the services provided in our cancer hospitals and cooperative centers vary by the type of medical equipment used as well as the provinces or regions in China in which such hospitals and centers are located due to the varying applicable price ceilings. Medical service fees in China are subject to government-controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Certain of the medical services and products provided in our cancer hospitals and cooperative centers are effectively subject to regulatory price controls due to our voluntary price-matching policies, which may reduce our profitability” and “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations in China—Regulation of Medical Institutions—Pricing of Medical Services.”

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

During 2020, we acquired a 70% equity interest in Guangzhou Concord Management and disposed of a 90% equity interest in Concord Healthcare Singapore Pte Ltd. In March 2020, Concord Healthcare entered into a share purchase agreement with independent third parties, to purchase 70% or 14,000,000 shares of Guangzhou Concord Management (formerly known as Guangzhou New Spring Hospital Management Ltd.) with a consideration of RMB8.4 million. The business substance of the purchase was to acquire Guangzhou Outpatient Department, which was a wholly owned subsidiary of Guangzhou Concord Management located in downtown Guangzhou, to attract more patients for our self-built cancer hospital in the suburb of Guangzhou. In November 2020, we entered into a definitive agreement to sell 90% equity interest in Concord Healthcare Singapore Pte Ltd, which operates and owns a general medical and surgical hospital, namely Concord International Hospital, for a total consideration of approximately SGD52.2 million. In 2023, we entered into a definitive agreement to sell the remaining equity interest in Concord Healthcare Singapore Pte Ltd with a consideration of SGD5.0 million in cash. The transaction was closed on January 5, 2024 and we no longer held equity interest in Concord Healthcare Singapore Pte Ltd since then.

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

On March 9, 2023, Shanghai Medstar transferred 27.27% of the partnership interest in Shanghai Xinhe to Shanghai Linen, a limited liability company established in the PRC and ultimately controlled by Ms. Sirong Tian (a shareholder of Model Oasis Limited and Solar Honor Limited), at a consideration of RMB60.0 million (US$8.5 million), which was fully settled on March 10, 2023. Upon completion of such transfer, limited partners of Shanghai Xinhe are Shanghai Medstar and Shanghai Linen, which hold 72.73% and 27.27% of the partnership interest in Shanghai Xinhe, respectively.

On December 27, 2023, we entered into a shares transfer agreement with Sallekey Capital Management Limited. pursuant to which we sold 100% of the equity interests in King Cheers held by Ascendium, together with the 25.0% of the equity interests in Beijing Proton Medical Center through King Cheers, at a nominal consideration of HK$1.00. The sale and the equity interest transfer were completed on December 27, 2023. As a result, we indirectly held a 54.01% equity interest in Beijing Proton Medical Center through Beijing Century Friendship.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2021		2022		2023
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Hospital business	161,175	33.2	217,643	46.1	319,059	44,938	59.4
Network business	324,458	66.8	254,442	53.9	218,343	30,753	40.6
Total net revenues	485,633	100.0	472,085	100.0	537,402	75,691	100.0

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

We also provide management services to a limited number of cooperative centers through service-only agreements from time to time under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2023, we did not operate cooperative centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable under our network business. Our allowance for doubtful accounts was RMB6.2 million and RMB29.6 million (US$4.2 million) as of December 31, 2022 and 2023, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. In 2021, 2022 and 2023, net revenue derived from our top five hospital partners was approximately 17.1%, 15.9% and 6.0%, respectively, of our total net revenues. Our largest hospital partner accounted for 8.3%, 5.0% and 2.4% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

		Aggregate Revenues in 2023
	Number of	RMB in	US$in	% of Total Net
	Centers	thousands	thousands	Revenues
2024	3	1,978.5	278.7	37.4
2025	1	1,056.6	148.8	20.0
2026	—	—	—	—
2027	2	2,251.1	317.1	42.6
2028	—	—	—	—
Total	6	5,286.2	744.5	100.0

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2021		2022		2023
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Cost of revenues	542,530	111.7	624,494	132.3	614,010	86,481	114.3%
Gross (loss) profit	(56,897)	(11.7)	(152,409)	(32.3)	(76,608)	(10,790)	(14.3)%
Operating expenses:
Selling expenses(1)	53,675	11.1	61,479	13.0	56,299	7,930	10.5%
General and administrative expenses(1)	347,746	71.6	311,160	65.9	330,078	46,491	61.4%
Total operating expenses	401,421	82.7	372,639	78.9	386,377	54,221	71.9%
(1)	Our selling expenses included share-based compensation of RMB2.1 million, RMB0.5 million and nil in 2021, 2022 and 2023, respectively. Our general and administrative expenses included share-based compensation of RMB12.6 million, negative RMB6.4 million and nil in 2021, 2022 and 2023, respectively. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plans” for details of the grants under our share incentive plans.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new cancer hospitals and cooperative centers, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Our selling expenses include share-based compensation of RMB2.1 million in 2021, RMB0.5 million in 2022 and nil in 2023.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, provisions for allowance for doubtful accounts of accounts receivable and other receivables, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of RMB12.6 million in 2021, negative RMB6.4 million in 2022 and nil in 2023. See “—Share-based Compensation.”

Impairment of Long-lived Assets. Our impairment of long-lived assets was primarily related to property, plant and equipment in connection with our business operations. We had impairment of long-lived assets of nil, nil and nil in 2021, 2022 and 2023, respectively.

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

We recorded share-based compensation expenses of approximately RMB14.7 million in 2021, negative RMB5.9 million in 2022 and nil in 2023. We recorded negative share-based compensation in 2022 primarily due to the expiration of all of the share options granted to employees. The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the termination date are still subject to the 2008 share incentive plan.

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

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the state of Delaware, United States in 2011. The entity is subject to U.S. federal and state income tax (a flat federal income tax rate of 21% in 2021, 2022 and 2023) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas, and as such, it is subject to Texas franchise tax. The amount of current U.S. federal and state income tax for US Proton Therapy Holdings Limited (Delaware) was RMB0.4 million, RMB0.2 million and RMB0.4 million (US$57,000) in 2021, 2022 and 2023, respectively.

Hong Kong

Our subsidiaries in Hong Kong do not conduct any substantive operations of their own. No provision for Hong Kong profits tax was made in the consolidated financial statements as we had no assessable profits for the years ended December 31, 2021, 2022 and 2023. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own, which was disposed in 2022 as a subsidiary of Guofu Huimei. No provision for Singapore profits tax was made in the consolidated financial statements as the companies had no assessable profits for the years ended December 31, 2021, 2022 and 2023. In addition, upon payment of dividends by China Medstar and Concord International Hospital to their shareholders, no Singapore withholding tax will be imposed.

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

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	485,633	472,085	537,402	75,691
Cost of revenues	(542,530)	(624,494)	(614,010)	(86,481)
Gross (loss) profit	(56,897)	(152,409)	(76,608)	(10,790)
Operating expenses:
Selling expenses(1)	(53,675)	(61,479)	(56,299)	(7,930)
General and administrative expenses(2)	(347,746)	(311,160)	(330,078)	(46,491)
Impairment of long-lived assets	—	—	—	—
Operating loss	(458,318)	(525,048)	(462,985)	(65,211)
Interest expense	(73,789)	(120,357)	(165,669)	(23,334)
Foreign exchange (loss) gain, net	(19,925)	54,982	10,149	1,429
(Loss) gain on disposal of long-lived assets	—	(3)	62	9
Interest income	5,894	10,021	10,832	1,526
Change in fair value of derivative liability	(39)	1,015	5,207	733
Income from equity method investments	18,163	17,647	20,789	2,928
Loss on disposal of subsidiaries	—	(61,546)	(638)	(90)
Other expenses, net	(1,223)	(216,607)	(10,839)	(1,527)
Gain on disposal of an equity method investment	—	—	37,498	5,281
Loss before income taxes	(529,237)	(839,896)	(555,594)	(78,256)
Income tax benefit	6,565	70,906	24,573	3,461
Net loss	(522,672)	(768,990)	(531,021)	(74,795)
Net loss attributable to non-controlling interests	(251,245)	(279,329)	(233,363)	(32,868)
Net loss attributable to Concord Medical Services Holdings Limited	(271,427)	(489,661)	(297,658)	(41,927)
(1)	Our selling expenses included share-based compensation of RMB2.1 million in 2021, RMB0.5 million in 2022 and nil in 2023.
(2)	Our general and administrative expenses included share-based compensation of RMB12.6 million in 2021, negative RMB6.4 million in 2022 and nil in 2023.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Hospital revenue:
Medicine income and medical service	161,175	217,643	319,059	44,938
Network revenue
Medical solutions	217,375	179,135	178,442	25,133
Management and technical support	64,599	53,341	23,164	3,263
Operating lease(1)	35,913	18,226	13,371	1,883
Sales-type lease(1)	5,210	3,326	3,366	474
Direct financing lease(1)	1,361	414	—	—
	324,458	254,442	218,343	30,753

Total revenues	485,633	472,085	537,402	75,691
(1)	Net revenues from operating lease, sales-type lease and direct financing lease were recognized under ASU 2016-02, Leases (Topic 842).

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Total Net Revenues. Our total net revenues increased by 13.8% to RMB537.4 million (US$75.7 million) in 2023 from RMB472.1 million in 2022.

Hospital Business. Our net revenues generated from hospital business increased by 46.6% to RMB319.1 million (US$44.8 million) in 2023 from RMB217.6 million in 2022, primarily due to (1) the gradually development and ramping up of Guangzhou Hospital and (2) the business recovery of our three medical institutions located in Shanghai, which were negatively affected by COVID-19 outbreaks in 2022.

Network Business. Our net revenues generated from our network business decreased by 14.2% to RMB218.3 million (US$30.8 million) in 2023 from RMB254.4 million in 2022, primarily due to a decrease in net revenues generated from management and technical support of RMB30.1 million (US$4.3 million) resulting from the expiration of agreements with certain management and technical support customers and less ongoing software development projects for our software development services.

Cost of Revenues. Total cost of revenues decreased by 1.7% to RMB614.0 million (US$86.5 million) in 2023 from RMB624.5 million in 2022.

Hospital Business. Our cost of revenues of hospital business increased by 2.1% to RMB407.5 million (US$57.4 million) in 2023 from RMB399.3 million in 2022, primarily due to (1) an increase in consumables and maintenance cost of RMB17.7 million (US$2.5 million), driven by the development of hospital business, and(2) an increase in lease cost of RMB3.8 million (US$0.5 million) and depreciation of RMB4.1 million (US$0.6 million) associated with our medical equipment, facilities and buildings, partially offset by (3) an decrease in salary and wages of RMB5.8 million (US$0.8 million), an decrease in professional fee of RMB5.4 million (US$0.8 million), and an decrease in other operating cost of RMB5.4 million (US$0.8 million) as result of our optimized overall employee structure and our efforts to improve operation efficiency and reduce costs.

Network Business. Our cost of revenues of network business decreased by 8.3% to RMB206.6 million (US$29.1 million) in 2023 from RMB225.2million in 2022, primarily due to an decrease in cost of professional fee of RMB19.3 million (US$2.7 million), which was generally in line with the decrease in net revenue from management and technical support.

Gross Loss and Gross Margin. As a result of the foregoing, we had a gross loss of RMB76.6 million (US$10.8 million) in 2023, compared to a gross loss of RMB152.4 million in 2022. Our overall gross margin was negative 32.3% and negative 14.3% in 2022 and 2023, respectively.

Hospital Business. Our gross loss of hospital business decreased by 51.3% to RMB88.4 million (US$12.5 million) in 2023 from RMB181.6 million in 2022. Our gross margin of hospital business decreased to negative 27.7% in 2023 from negative 83.4% in 2022, primarily due to the rapid growth in revenue while we maintained relatively stable cost of revenue for hospital business.

Network Business. Our gross profit of network business decreased by 59.6% to RMB11.8 million (US$1.7 million) in 2023 from RMB29.2 million in 2022. Our gross margin of network business decreased to 5.4% in 2023 from 11.5% in 2022, primarily because we provided software development services under management and technical support with a relatively lower gross profit margin.

Operating Expenses. Our operating expenses increased by 3.7% to RMB386.4 million (US$54.4 million) in 2023 from RMB372.6 million in 2022, primarily due to the increase in general and administrative expenses of RMB18.9 million (US$2.7 million), driven by the increase in provisions for allowance for doubtful accounts of accounts receivable and other receivables included in prepayments and other current assets.

Selling Expenses. Our selling expenses decreased by 8.5% to RMB56.3 million (US$7.9 million) in 2023 from RMB61.5 million in 2022, primarily due to the decrease in staff cost of RMB4.2 million (US$0.6 million) and our efforts to improve operation efficiency and reduce costs . Selling expenses as a percentage of total net revenues decreased to 10.5% in 2023 from 13.0% in 2022. The decrease was primarily because our revenue growth was mainly attributable to medicine income and medical service, which incurred only marginal additional expenses.

General and Administrative Expenses. General and administrative expenses increased by 6.1% to RMB330.1 million (US$46.5 million) in 2023 from RMB311.1 million in 2022, primarily due to (1) an increase of RMB58.3 million (US$8.2 million) in provisions for allowance for doubtful accounts of accounts receivable and other receivables included in prepayments and other current assets; (2) an increase of RMB6.4 million (US$0.9 million) in share-based compensation due to the expiration of all share options granted to employees in 2022, partially offset by (1) a decrease in staff cost of RMB22.6 million (US$3.2 million); (3) a decrease in lawyer fee of RMB9.6million (US$1.4million) from RMB17.8 million, which was derived from the submission of Concord Healthcare’s prospectus to Hong Kong Stock Exchange in 2022 which was drawing to a close in 2023, and (4) a decrease in other expenses of RMB20.0 million (US$2.8 million) due to our efforts to improve efficiency and reduce costs. General and administrative expenses as a percentage of total net revenues decreased to 61.4% in 2023 from 65.9% in 2022 resulting from the increased in our net revenues generated from hospital business.

Impairment of Long-lived Assets. We had impairment of long-lived assets of nil and nil in 2022 and 2023, respectively.

Operating Loss. As a result of the foregoing, our operating loss was RMB463.0 million (US$65.2 million) in 2023, compared to operating loss of RMB525.0 million in 2022.

Interest Expense. Our interest expense increased to RMB165.7 million (US$23.3 million) in 2023 from RMB120.4 million in 2022, primarily due to the increase in loan principal in the amount of RMB469.8 million (US$66.2 million) and an increase in weighted average interest rate.

Foreign Exchange (Loss) Gain, Net. We had foreign exchange gain, net RMB55.0 million and RMB10.1 million (US$1.4 million) in 2022 and 2023, primarily due to fluctuations in exchange rate.

Loss on Disposal of Long-lived Assets. We had gain on disposal of long-lived assets of RMB62,000 (US$8,733) in 2023 associated with equipments, compared to RMB3,000 in 2022.

Interest Income. Our interest income increased to RMB10.8 million (US$1.5 million) in 2023 from RMB10.0 million in 2022, primarily due to increase of loans principal by certain of the borrowers.

Change in fair value of derivative liability. Our change in fair value of derivative liability increased to RMB5.2 million (US$0.7 million) in 2023 from RMB1.0 million in 2022, primarily due to fair value change of derivative liability.

Income from Equity Method Investments. Our income from equity method investments increased to RMB20.8 million (US$2.9 million) in 2023 from RMB17.6 million in 2022, and the increase in 2023 was primarily due to the equity pick up gain from Zhejiang Marine

Other Expenses, Net; Loss on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. In 2022, we had other expenses, net of RMB216.6 million mainly in relation to the termination of the cooperation agreements for the Beijing Proton Medical Center project and loss on disposal of subsidiaries of RMB61.5 million relating to the disposal of Guofu Huimei and its subsidiaries. We did not have gain on disposal of an equity method investment in 2022. In 2023, we had other expenses, net of RMB10.8 million (US$1.4 million) mainly in relation to the termination of cooperation relationships with one cooperative hospital, partially offset by the proton equipment transfer income of Beijing Proton Medical Center project, loss on disposal of subsidiaries of RMB0.6 million (US$0.1 million) mainly relating to the disposal of King Cheers, and gain on sale of partial interests in an equity method investment of RMB 37.5 million (US$5.3 million) in relation to the sale of partial interests in Shanghai Xinhe.

Income Tax Benefit. We had income tax benefit of RMB24.6 million (US$3.5 million) in 2023, compared to RMB70.9 million in 2022, primarily due to we had net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss decreased to RMB531.0 million (US$74.8 million) in 2023 from RMB769.0 million in 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Total Net Revenues. Our total net revenues decreased by 2.8% to RMB472.1 million in 2022 from RMB485.6 million in 2021.

Hospital Business. Our net revenues generated from hospital business increased by 35.0% to RMB217.6 million in 2022 from RMB161.2 million in 2021, primarily due to the ramp-up of our hospitals and clinics, especially Guangzhou Hospital which only started to generate revenues since June 2021, partially offset by a decrease in net revenues generated from Shanghai Outpatient Department and Shanghai Imaging Center because of the temporary closure in the second quarter of 2022 as a result of the containment measure imposed in Shanghai amid the regional resurgence of COVID-19.

Network Business. Our net revenues generated from our network business decreased by 21.6% to RMB254.4 million in 2022 from RMB324.4 million in 2021, primarily due to (1) a decrease in net revenues generated from medical solutions of RMB38.2 million as the delivery and acceptance process of our medical solutions was negatively affected by the COVID-19 outbreak in 2022, (2) a decrease in net revenues generated from operating lease of RMB17.7 million as the operations of our hospital partners were negatively affected by the regional resurgence of COVID-19 in 2022, and (3) a decrease in net revenues generated from management and technical support of RMB11.3 million as a result of the expiration of agreements with certain management and technical support customers in 2022.

Cost of Revenues. Total cost of revenues increased by 15.1% to RMB624.5 million in 2022 from RMB542.5 million in 2021.

Hospital Business. Our cost of revenues of hospital business increased by 38.3% to RMB399.3 million in 2022 from RMB288.7 million in 2021, primarily due to (1) an increase in hospital operating expenses such as medicine costs, medical consumables, and water, electricity and property charges of RMB35.3 million driven by the ramping up of our hospitals and clinics, (2) an increase in depreciation of RMB29.4 million associated with our medical equipment and facilities, and (3) an increase in staff cost of RMB28.4 million primarily for medical professionals at our Guangzhou Hospital since its opening in June 2021, which was previously recorded as general and administrative expenses.

Network Business. Our cost of revenues of network business decreased by 11.3% to RMB225.2million in 2022 from RMB253.8 million in 2021, primarily due to a decrease in cost of medical equipment of RMB18.4 million, which was generally in line with the decreased scale of medical solutions.

Gross Loss and Gross Margin. As a result of the foregoing, we had a gross loss of RMB152.4 million in 2022, compared to a gross loss of RMB56.9 million in 2021. Our overall gross margin was negative 11.7% and negative 32.3% in 2021 and 2022, respectively.

Hospital Business. Our gross loss of hospital business increased by 42.4%to RMB181.6 million in 2022 from RMB127.5 million in 2021. Our gross margin of hospital business decreased to negative 83.4% in 2022 from negative 79.1% in 2021, primarily due to (1) the decreased net revenues generated from Shanghai Outpatient Department and Shanghai Imaging Center as a result of their temporary closure in the second quarter of 2022 amid the regional resurgence of COVID-19, and (2) the substantial costs for our other hospitals and clinics during the ramp-up stage, especially our Guangzhou Hospital.

Network Business. Our gross profit of network business decreased by 58.6% to RMB29.2 million in 2022 from RMB70.6 million in 2021. Our gross margin of network business decreased to 11.5% in 2022 from 21.8% in 2021, primarily because (1) we began to provide software development services under management and technical support with a relatively lower gross profit margin, and (2) our healthcare consultation services through our internet hospital had a low profit margin at the initial stage.

Operating Expenses. Our operating expenses decreased by 7.2% to RMB372.6 million in 2022 from RMB401.4 million in 2021, primarily due to the negative effect of COVID-19 outbreak in 2022, partially offset by the opening of our Guangzhou Hospital since June 2021.

Selling Expenses. Our selling expenses increased by 14.5% to RMB61.5 million in 2022 from RMB53.7 million in 2021, primarily due to an increase in staff cost of RMB11.3 million as a result of the expansion of our sales and marketing team to accommodate the increasing marketing demands of Guangzhou Hospital, which commenced operation in June 2021. Selling expenses as a percentage of total net revenues increased to 13.0% in 2022 from 11.1% in 2021. The increase was primarily due to our intense sales and marketing efforts to support the ramp-up of our hospital business.

General and Administrative Expenses. General and administrative expenses decreased by 10.5% to RMB311.1 million in 2022 from RMB347.7 million in 2021, primarily due to (1) a decrease in staff cost of RMB27.7 million as the related cost for medical professionals at our Guangzhou Hospital was recorded under cost of revenues since its opening in June 2021, and (2) the decreased scale of our network business as a result of the negative impact of COVID-19. General and administrative expenses as a percentage of total net revenues decreased to 65.9% for the year ended December 31, 2022 from 71.6% for the year ended December 31, 2021 for the same reasons.

Impairment of Long-lived Assets. We had impairment of long-lived assets of nil and nil in 2021 and 2022, respectively.

Operating Loss. As a result of the foregoing, our operating loss was RMB525.0 million in 2022, compared to operating loss of RMB458.3 million in 2021.

Interest Expense. Our interest expense increased to RMB120.4 million in 2022 from RMB73.9 million in 2021, primarily due to an increase in loan principal of RMB601.3 million and an increase in weighted average interest rate.

Foreign Exchange (Loss) Gain, Net. We had foreign exchange loss, net of RMB19.9 million and foreign exchange gain, net RMB55.0 million in 2021 and 2022, primarily due to fluctuations in exchange rate.

Loss on Disposal of Long-lived Assets. We had loss on disposal of long-lived assets of RMB3,000 in 2022 associated with the disposal of medical consumables by self-operated medical institutions, compared to nil in 2021.

Interest Income. Our interest income increased to RMB10.0 million in 2022 from RMB5.9 million in 2021, primarily due to an increase in loan principal.

Change in fair value of derivative liability. Our change in fair value of derivative liability increased to RMB1.0 million in 2022 from negative RMB39,000 in 2021, primarily due to the fluctuations in the fair value of the derivative liability.

Income from Equity Method Investments. Our income from equity method investments remained relatively stable at RMB18.2 million and RMB17.6 million in 2021 and 2022, respectively.

Other Expenses, Net; Loss on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment. In 2021, we had other expenses, net of RMB1.2 million. We did not have loss on disposal of subsidiaries and gain on disposal of an equity method investment in 2021. In 2022, we had other expenses, net of RMB216.6 million mainly in relation to the termination of the cooperation agreements for the Beijing Proton Medical Center project and loss on disposal of subsidiaries of RMB61.5 million relating to the disposal of Guofu Huimei and its subsidiaries. We did not have gain on disposal of an equity method investment in 2022.

Income Tax Benefit. We had income tax benefit of RMB70.9 million in 2022, compared to RMB6.5 million in 2021, primarily due to increases in our net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss increased to RMB769.0 million in 2022 from RMB522.7 million in 2021.

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

We had net current liabilities of RMB1,334.2 million (US$188.0 million) as of December 31, 2023. As of December 31, 2023, we had RMB722.6 million (US$101.8 million) in the current portion of long-term bank and other borrowings, RMB319.6 million (US$45.0 million) in short-term borrowings outstanding, RMB58.1 million (US$8.2 million) in cash and cash equivalents, and RMB32.3 million (US$4.5 million) in current restricted cash. As of December 31, 2023, we had an accumulated deficit of RMB4,064.6 million (US$572.5 million) and a total shareholders’ deficit of RMB2,121.9 million (US$298.9 million).

We had net losses in recent years. In 2021, 2022 and 2023, our net loss was approximately RMB522.7 million, RMB769.0 million and RMB531.0 million (US$74.8 million), respectively. We had net cash used in operating activities of RMB216.7 million and RMB276.5 million (US$38.9 million) in 2022 and 2023, respectively. These conditions raised substantial doubt about our ability to continue as a going concern.

From January 2024 to March 2024, we entered into five loan contracts with the amount of RMB90.0 million (US$12.7 million), all principals has been received as of the date of this annual report. In addition, as of the same date, we have received HK$554.9 million (approximately US$71.0 million) through the effective listing of Concord Healthcare on the HKSE. We will focus on the following activities: (1) we plan to seek additional equity and debt financing from new investors into our hospital and network business operation and extend the terms of current loans; (2) we plan to improve the profitability of network business and hospital business through, among others, upgrading cloud system solutions, accelerating the transformation of scientific research and training achievements into clinical application; and (3) we are currently focusing on improving operational efficiency and reducing cost to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

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

Indebtedness

In May 2018, Shanghai Hospital entered into a long-term loan agreement of RMB1.0 billion with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2023, we had an outstanding balance of RMB953.0 million (US$134.2million). The loan will be due in May 2028.

In July 2018, Guangzhou Hospital entered into a long-term loan agreement of RMB500.0 million with China Construction Bank that bears a floating interest rate. The loan is secured by land use rights. As of December 31, 2023, we had an outstanding balance of RMB467.0 million (US$65.8 million). The loan will be due in July 2028.

In November 2020, Guangzhou Hospital entered into a long-term loan agreement of RMB400.0 million with China Construction Bank that bears a floating interest rate. The loan is secured by land use rights. As of December 31, 2023, we had an outstanding balance of RMB381.6 million (US$53.7 million). The loan will be due in November 2030.

In January 2023, Concord Healthcare entered into an agreement with a maximum credit limit of RMB35.0 million with Bank of Nanjing. Dr. Jianyu Yang, our chairman and chief executive officer, and Shanghai Outpatient Department shall provide corresponding maximum guarantee for the credit. Pursuant to the maximum credit limit agreement, two working capital loan agreements was entered into between both parties, each in the amount of RMB10.0 million, to meet working capital needs of Concord Healthcare. The loan terms are from January 16, 2023 to January 16,2024 and from April 21, 2023 to April 21,2024, respectively. The interest rate is fixed at 5.5% per annum. As of December 31, 2023, we had a total outstanding balance of RMB20.0 million (US$2.8 million).

In October 2023, Shanghai Medstar entered into a loan agreement with Shanghai Qianlai Industrial Co., Ltd (“Shanghai Qianlai”) in which Shanghai Qianlai agreed to lend up to RMB80.0 million to the Shanghai Medstar. The interest rate for the loan is fixed at 8.0% per annum. This loan is a revolving credit loan, with a period from October 11,2023 to October 10,2024. As of the date of this annual report, RMB80.0 million (US$11.3 million) was received by us.

Certain bank borrowings were secured by equipment with a net carrying value of RMB412.7 million and RMB391.1 million (US$55.1 million), accounts receivable with a carrying value of RMB11.2 million and RMB13.3 million (US$1.9 million) including lease receivables with a carrying value of RMB0.3 million and RMB1.8 million (US$0.3 million), land use rights with a carrying value of RMB396.0 million and RMB386.6 million (US$54.5 million), construction in progress with a carrying value of RMB1,754.2 million and RMB2,027.3 million (US$285.5 million), and long-term investments with a carrying value of RMB179.2 million and RMB189.7 million (US$26.7 million), as of December 31, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the short-term bank and other borrowing bore a weighted average interest of 6.60% and 8.19% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 6.48% and 7.42% per annum, respectively.

As of December 31, 2023, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to nil and RMB930.0 million (US$ 131.0 million), respectively.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2023:

	1-6	7-12		Over 2
	months	months	1-2 years	years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Network Business
Accounts receivable	11,586	9,497	38,205	22,511	81,799
Allowance for credit losses	447	367	12,464	16,306	29,584
Accounts receivable, net	11,139	9,130	25,741	6,205	52,215
Hospital Business
Accounts receivable	21,744	165	43	231	22,183
Allowance for credit losses	554	74	43	231	902
Accounts receivable, net	21,190	91	—	—	21,281

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

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(359,313)	(216,694)	(276,471)	(38,944)
Net cash used in investing activities	(565,981)	(118,792)	(47,681)	(6,715)
Net cash generated from financing activities	642,449	383,088	257,653	36,290
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(4,639)	(47,170)	(2,425)	(338)
Net (decrease) increase in cash and cash equivalents and restricted cash	(287,484)	432	(68,924)	(9,707)
Cash and cash equivalents and restricted cash at beginning of the year	446,395	158,911	159,343	22,443
Cash and cash equivalents and restricted cash at end of the year	158,911	159,343	90,419	12,736

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

Net cash used in operating activities for the year ended December 31, 2023 was RMB276.5 million (US$38.9 million), resulting primarily from our net loss of RMB531.0 million (US$74.8 million), as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB165.7 million (US$23.3 million), (2) depreciation of property, plant and equipment of RMB82.1 million(US$11.6 million), (3) allowance for doubtful accounts of RMB64.7 million (US$9.1 million), (4) amortization of intangible assets of RMB 36.7 million (US$5.2 million), (5) lease expense to reduce operating lease ROU of RMB26.7 million(US$3.8 million), which were partially offset by (1) gain on sale of partial interests in an equity method investment of RMB37.5 million (US$5.3 million), (2) loss from equity method investments of RMB20.8 million (US$2.9 million), and (3) deferred tax benefit of RMB13.0 million (US$1.8 million). Additional factors affecting operating cash flow included (1) a increase in accrued expenses and other liabilities of RMB70.8 million(US$10.0 million), (2) a decrease in inventories of RMB44.5 million(US$6.3 million), (3) a decrease in accounts receivable of RMB36.5 million(US$5.1 million), (4) an increase in account payable of RMB 15.8 million (US$2.2 million) , which were partially offset by (1) a increase in prepayments and other current assets of RMB149.7 million(US$21.1 million), (2) a increase in deferred revenue of RMB41.2 million (US$5.8 million) and (3) a decrease in accrued unrecognized tax benefit of RMB15.8 million (US$2.2 million).

Net cash used in operating activities for the year ended December 31, 2022 was RMB216.7 million, resulting primarily from our net loss of RMB769.0 million, as adjusted by the reconciliation of certain non-cash items, including (1) loss from agreements cancellation with a cooperative hospital of RMB204.3 million, (2) interest and consultation expenses of RMB120.4 million, (3) depreciation of property, plant and equipment of RMB88.7 million, (4) loss on disposal of subsidiary of RMB61.5 million, (5) amortization of intangible assets of RMB34.5 million and (6) lease expense to reduce operating lease ROU of RMB19.3 million, and were partially offset by (1) deferred tax benefit of RMB71.8 million, and (2) income from equity method investments of RMB17.6 million. Additional factors affecting operating cash flow included (1) an increase in accrued expenses and other liabilities of RMB119.1 million, (2) an increase in accounts payable of RMB113.7 million and (3) an increase in deferred revenue of RMB57.2 million, which were partially offset by (1) an increase in prepayments and other current assets of RMB130.2 million and (2) an increase in inventories of RMB46.8 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was RMB47.7 million (US$6.7 million), consisting primarily of proceeds from disposal of certain percentage of an equity method investment of RMB60.0 million (US$8.5 million), cash distribution from equity method investments of RMB12.0 million (US$1.7 million), which were partially offset by the acquisitions of property, plant and equipment of RMB113.0 million (US$15.9 million), acquisitions of intangible assets of RMB4.0 million (US$0.6 million), and deposits for the purchases of property, plant and equipment of RMB2.7 million (US$0.4 million) .

Net cash used in investing activities for the year ended December 31, 2022 was RMB118.8 million, consisting primarily of acquisitions of property, plant and equipment of RMB223.0 million and deposits for the purchases of property, plant and equipment of RMB160.8 million, which were partially offset by proceeds from agreements cancellation with a cooperative hospital of RMB238.1 million and redemption of available-for-sale debt securities of RMB11.9 million.

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

Net Cash Generated from Financing Activities

Net cash generated from financing activities for the year ended December 31, 2023 was RMB257.7 million (US$36.3 million), consisting primarily of proceeds from short-term bank borrowings of RMB337.7 million (US$47.6 million), capital injection from a noncontrolling interests in a subsidiary of RMB300.0 million (US$42.3 million) ,proceeds from long-term bank and other borrowings of RMB110.0 million(US$15.5 million), borrowings from related parties of RMB22.2 million (US$3.1 million) , which were partially offset by the repayment of short-term bank and other borrowings of RMB442.9 million (US$62.4 million) and the repayment to related parties of RMB61.8 million (US$8.7 million).

Net cash generated from financing activities for the year ended December 31, 2022 was RMB383.1 million, consisting primarily of proceeds from long-term bank and other borrowings of RMB422.8 million, borrowings from related parties of RMB220.4 million and proceeds from short-term bank borrowings of RMB217.5 million, which were partially offset by repayment of short-term bank and other borrowings of RMB197.6 million, repayment of long-term bank and other borrowings of RMB197.0 million and repayment to related parties of RMB82.9 million.

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

Capital Expenditures

In 2021, 2022 and 2023, our capital expenditures totaled RMB914.6 million, RMB311.9 million and RMB395.6 million (US$55.7 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2022 decreased by RMB602.7 million as compared to RMB33.7 million in 2021, primarily due to decreases in purchase of construction in progress and deposits for the purchases of property, plant and equipment. Our capital expenditures in 2023 increased to RMB395.6 million (US$55.7 million) as compared to RMB311.9 million in 2022, primarily due to the increase of purchase of construction in progress.

We estimate that our expected aggregate capital expenditures in 2024 will be approximately RMB131.0 million (US$19.0 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai and Guangzhou. As of December 31, 2023, we had bank credit lines totaling RMB1,345.0 million (US$189.4 million), of which RMB930.0 million (US$131.0 million) had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023:

	Payments due by Period
		Less than 1			More than
	Total	year	1-3 years	3-4 years	4 years

	(RMB in thousands)
Short-term debt obligations	319,625	319,625	—	—	—
Long-term debt obligations	2,716,577	722,563	836,678	629,389	527,947
Operating lease obligations	322,173	57,992	53,180	21,723	189,278
Purchase obligations	271,876	271,876	—	—	—
Total	3,630,251	1,372,056	889,858	651,112	717,225

Our short-and long-term debt obligations as of December 31, 2023 represented borrowings obtained by our subsidiaries. Our short-term bank and other borrowings outstanding as of December 31, 2023 had a weighted average interest rate of 8.19% per annum. Our long-term bank and other borrowings outstanding as of December 31, 2023 had a weighted average interest rate of 7.42% per annum.

As of December 31, 2023, we had RMB319.6 million (US$45.0 million) in short-term borrowings outstanding, and RMB2,716.6 million (US$382.6 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB722.6 million (US$101.8 million).

As of December 31, 2023, our operating lease obligations for 2024, 2025 and 2026 and thereafter were RMB58.0 million (US$8.2 million), RMB29.1 million (US$4.1 million), RMB24.0 million (US$3.4 million), RMB21.7 million (US$3.1 million) and RMB189.4 million (US$26.6 million), respectively.

As of December 31, 2023, we had purchase obligations for certain medical equipment that amounted to RMB271.9 million (US$38.3 million), which are all scheduled to be paid within one year.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information of the Company—B. Business Overview— Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events in 2023 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of our future operating results or financial condition.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities at the balance sheet dates, and (3) the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in our financial statements include, but are not limited to, impairment of long-lived assets and goodwill, expected credit losses for accounts receivable and other receivables included in prepayments and other current assets, purchase price allocation, measurement of available-for-sale debt securities, unrecognized tax benefits, realization of deferred tax assets, incremental borrowing rate of right-of-use assets and related lease obligation, and fair value measurement of derivative liability. Actual results could materially differ from those estimates. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

As of December 31, 2022 and 2023, we recorded long-term investments of RMB437.9 million and RMB394.7 million (US$55.6 million), respectively.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of Concord Healthcare Singapore Pte. Ltd in 2020, we divided our business into two reporting units, including network business and hospital business as of December 31, 2021 and 2022. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit. As of December 31, 2022 and 2023, there are still two reporting units after the disposal of the Guofu Huimei, which was divided into hospital business before disposal.

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

For the year ended December 31, 2022 and 2023, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. We considered the future discounted cash flows expected to be generated by the hospital business and network business, respectively, to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, we estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. We did not record any impairment loss for the years ended December 31, 2022 and 2023 as the fair value of the reporting unit is in excess of its carrying value.

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

Impairment loss on long-lived assets of nil, nil and nil was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name*	Age	Position/ Title
Jianyu Yang	53	Chairman, chief executive officer
Zheng Cheng	61	Director
Yue Yu	40	Director
Boxun Zhang	48	Chief financial officer
Wayne Yu	61	Independent director
Liping Zhang	52	Independent director
Hongzhong Liu	53	Independent director

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

Mr. Yue Yu has served as a director of our company since May 2021. Mr. Yu currently serves as the chief executive officer and partner of WisdoMont Asset Management (Shanghai) Co., Ltd. (“WisdoMont”). Since 2014, he has co-founded WisdoMont, responsible for the establishment of investment strategy, fund portfolio and risk management. From 2009 to 2013, Mr. Yu served as regional vice president of HSBC Jinxin Trust. From 2013 to 2014, Mr. Yu served as institutional manager of GF Fund. With 15 years of experience in the financial industry, Mr. Yu has extensive experience in institutional business, financial product design and financing. Mr. Yu received a bachelor’s degree in finance and a master’s degree of management from Beijing Normal University.

Mr. Boxun Zhang has served as the chief financial officer of our company since September 2022, and had previously served as an independent director of our company since May 2021. Mr. Zhang currently serves as the chief investment officer of Jiaxin Jinhe Investment Management Co., Ltd. From 2014 to 2018, Mr. Zhang served as the chief financial officer and a director of Coinage International Co., Limited. Mr. Zhang received his bachelor’s degree in auditing and accounting from Wuhan University in 1998 and a master of business administration from Cass Business School - City, University of London in 2004. Mr. Zhang is an associated member of the Association of International Accountants.

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

The address of our directors and executive officers is Concord Medical Services Holdings Limited, Room A1-A5 26/F, East Zone, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020.

No family relationship exists among any of our directors or members of our executive officers named above and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officers.

B.	Compensation

Compensation of Directors and Executive Officers

In 2023, the aggregate cash compensation to all of our directors and our executive officers was RMB2.9 million (US$0.4 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2023 for pension, retirement or other similar benefits to our directors and our executive officers, except as disclosed in “—D. Employees” and elsewhere in this annual report on Form 20-F.

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

The following table summarizes, as of December 31, 2023, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

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

D.Employees

Our employees consist of personnel that work in our headquarters, our regional offices and self-owned cancer hospitals, as well as certain personnel that work in our network of centers. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 972, 918 and 727 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, all of our employees were based in China. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2023
	Employees	% of Total
Management	13	1.8%
Administration	229	31.5%
Financial control	31	4.2%
Hospital and Operation	372	51.2%
Marketing	26	3.6%
Business development	21	2.9%
Centers	35	4.8%
Total	727	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2021, 2022 and 2023 was RMB51.1 million, RMB58.6 million and 57.6 million (US$8.1 million), respectively.

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

	Ordinary Shares Beneficially Owned(1)
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership(2)	Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	13,982,928	38,287,948	52,270,876	40.1	73.2
Zheng Cheng(5)	—	7,500,000	7,500,000	5.8	13.8
Yue Yu	—	—	—	—	—
Boxun Zhang	—	—	—	—	—
Wayne Yu	—	—	—	—	—
Liping Zhang	*	—	*	*	*
Hongzhong Liu	—	—	—	—	—
All directors and officers as a group	14,117,928	45,787,948	59,905,876	46.0	87.0
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	13,982,928	38,287,948	52,270,876	40.1	73.2
Solar Honor Limited(7)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(8)	13,086,350	—	13,086,350	10.0	2.4
Bluestone Holdings Limited(9)	—	7,500,000	7,500,000	5.8	13.8
*	Less than 1.0%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,251,685 ordinary shares outstanding (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual report.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.
(5)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder.
(6)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 4,660,976 ADSs, each representing three Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 14,163,325 Class A ordinary shares, and 405,326 ADSs, each representing three Class A ordinary shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(8)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(9)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Borrowings with Related Parties

Since December 2018, we entered into several loan agreements with Zhejiang Marine. In June 2020, CMS Holdings entered into a shares purchase agreement with Merge Limited to purchase 20% equity interest in Zhejiang Marine. Zhejiang Marine became our associate company since then. Specifically, in May 2021, our subsidiary Aohua Technology entered into a failed sales-leaseback agreement with Zhejiang Marine, with the amount of RMB8.5 million and the term of five years. Aohua Technology acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. The loan bears an interest rate of 7.5% per annum and is secured by equipment. The loan will be due in May 2026. In January and March 2022, Aohua Technology reached agreements with Zhejiang Marine, including a failed sales-leaseback agreement of RMB10.0 million and a failed sales-leaseback agreement of RMB13.0 million. Continuing their collaboration, in May 2022, Aohua Technology further signed a failed sales-leaseback agreement, equivalent to a long-term loan of RMB26.0 million (US$3.7 million). All these loans have been arranged at an annual interest rate of 7.0% and are secured by equipment as collateral. Respectively, these loans are due for repayment in January 2027, March 2027, and May 2027. In January 2023, Aohua Technology once again signed a failed sales-leaseback agreement with Zhejiang Marine Leasing, this time for a long-term loan of RMB4.4 million (US$0.6 million). The loan carries an annual interest rate of 6.6% and is also secured by equipment. This new loan will be due in January 2026.

In February 2022, our subsidiary Shanghai Medstar entered into a failed sales-leaseback agreement with Zhejiang Marine with the amount of RMB110.0 million and the term of five years. Shanghai Medstar acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. This agreement has been terminated and replaced by the following loan due to the fair value appreciation of equipment secured. In May 2022, Shanghai Medstar entered into a further failed sales-leaseback agreement of RMB160.0 million with Zhejiang Marine. The loan bears an interest rate of 7% per annum and is secured by equipment. The loan will be due in May 2027. The ending balance due to Zhejiang Marine as of December 31, 2023 totaled RMB232.4 million (US$32.7 million). In 2021, 2022 and 2023, we repaid RMB77.1 million, RMB82.9 million and RMB32.1 million (US$4.5 million), respectively, and incurred interest expense of RMB13.0 million, RMB15.5 million and RMB13.7 million (US$1.9 million), respectively.

In July 2021, we entered into a loan agreement with Guangdong Proton International Hospital Management Co., Ltd, a wholly owned subsidiary of an equity investee of our group, to provide loan for such entity of RMB142.9 million. In 2022, we entered into another loan agreement with such entity to provide loan of RMB16.8 milion. The gross ending balance of loan receivables as of December 31, 2023 was RMB176.5 million (US$23.9 million). In 2021, 2022 and 2023, we recorded interest income from such entity of RMB2.8 million, RMB7.0 million and RMB7.0 million (US$1.0 million), respectively.

In November 2021, we entered into a loan agreement with Cherrylane Investments Limited, an entity controlled by Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, to obtain a loan of RMB12.1 million. In December 2021, we entered into a second loan agreement with Cherrylane Investments Limited to obtain a further loan of RMB9.2 million. The ending balance as of December 31, 2023 was RMB4.1 million (US$0.6 million). In 2023, we repaid RMB19.7 million (US$2.8 million), and incurred interest expense of RMB0.4 million (US$0.1 million).

In September 2023 and November 2023, we entered two loan agreements with Morgancreek, an entity controlled by Dr. Jianyu Yang, to obtain a total loan of RMB17.7 million (US$2.5 million). The loans bear an interest rate of 5.5% per annum, and the loan will be due in September 2024 and November 2024, respectively. The ending balance as of December 31, 2023 was RMB7.8 million (US$1.1 million). In 2023, we repaid RMB9.9 million (US$1.4 million), and incurred interest expense of RMB0.2 million (US$28,000).

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

Legal and Administrative Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. We are not presently involved in any litigation, arbitration or administrative proceedings that would have a material adverse effect on our business, operating results, cash flows or financial condition.

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

B.Significant Changes

Except as otherwise described in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry.”

E.Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

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

The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, as property held for investment). As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, if the price of our ADSs or ordinary shares does not increase or decreases further, we may become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including cash we received through the effective listing of our subsidiary Concord Healthcare on the HKSE as of January 9, 2024. Although we currently consolidate the income and operations of Concord Healthcare in our financial statements, if our ownership percentage of Concord Healthcare declines in the future, we may not be able to include the income and assets of Concord Healthcare for purposes of the PFIC rules. Further, under the applicable guidance, which is not binding precedent, it is unclear how companies, like us, with negative gross revenue, are treated. Assuming that we are permitted to use gross loss to offset our passive income, based upon our current income and assets and the projected value of our ordinary shares and ADSs, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, although there can be no assurance in this regard, in which case we may be required to treat our interest in Concord Healthcare as a passive asset. In the event our passive income increases, we may be more likely to be a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2023, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.8 million (US$0.3 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2023, all of our bank borrowing were denominated in Renminbi. In 2023, our Renminbi short-term and long-term bank borrowings had a weighted average interest rate of 4.04% per annum and 5.24% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2023, a 10% change in the interest rates would result in an increase or decrease of RMB22.4 million (US$3.2 million) of our total amount of interest expense in 2023. Based on our outstanding interest earning instruments during the year ended December 31, 2023, a 10% change in the interest rates would result in an increase or decrease of approximately RMB2.5 million (US$0.4 million) in our total amount of interest income in 2023.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.9% in 2021, 2.0% in 2022 and 0.2% in 2023. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

We received payments from the depositary or any reimbursement relating to the ADS facility in the amount of US$0.2 million in 2021, US$0.2 million in 2022 and US$0.2 million in 2023, which included a withholding tax at the tax rate of 30%.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

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

The following material weakness in internal control over financial reporting has been identified as of December 31, 2023. The material weakness as of December 31, 2023 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Because of the material weakness described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

	For the Year Ended
	December 31,
	2022	2023
	RMB	RMB	US$
		(in thousands)
Audit Fees(1)	2,100	2,100	296
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

Not applicable.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of Concord Medical and its subsidiaries or any consolidated entities or any other person or entity (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which effects a transaction in our securities, which securities are in fact beneficially owned by any of the individuals mentioned above. A copy of the policy is filed as an exhibit to this annual report.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented various cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

In specific, our patient information security management mainly ensures the safe storage and usage of patient information, including personal information and medical records. Our self-owned medical institutions use information technology systems to manage their patient’s personal information and medical records. We maintain comprehensive data privacy and security internal control policies and procedures specifically for our hospital business operations, which stipulate the details of data classification, data access control, data retention, data privacy and data security measures. We have also established related data privacy and security internal control policies and procedures to ensure our compliance with the relevant laws and regulations on cybersecurity, and to ensure the data that we have accumulated in our hospital business will not be misappropriated or misused. For instance, we specify medical record retention periods for both outpatients and inpatients in our policies which are strictly followed by our medical institutions. To ensure confidentiality, we store and transmit sensitive information in an encrypted manner. We have also developed strict internal control and data accessing mechanisms and detailed approval and operation procedures regarding data processing. Under such mechanisms and procedures, any operation violating information security regulations will result in internal disciplinary action. Our staff are expected to undertake training on patient information security, which we organize regularly. We also have assigned our IT department head to keep track of all the latest laws and regulations on cybersecurity, and update the policy and procedures as needed to ensure our compliance with the latest legal and regulation on cybersecurity. Furthermore, we have policies and processes to govern third-party access and reduce the risks associated with such access. For example, all third-party access must be authorized and have a legitimate business need. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.

We engage external third-party consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks to improve our practices. In 2023, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, results of operation and financial condition.”

Governance

Under the ultimate direction of the medical information security leadership groups in our medical institutions, the head of our IT department has primary responsibility for day-to-day management of our cybersecurity risk management program, including leading a dedicated team of technology professionals to monitor cybersecurity risks on behalf of our Company. The IT department is responsible for assessing potential vulnerabilities and exposures to cybersecurity threats, implementing controls and measures designed to mitigate these risks, and regularly monitoring and updating these measures as appropriate to adapt to evolving cybersecurity threats. Our cybersecurity strategy was developed by the IT department and approved by senior management. Our current head of IT possesses years of experience with information technology, and cybersecurity risk management programs. Management teams of our medical institutions supervise cybersecurity and data privacy activity that are specific to such institutions, and are required to report on activity, including breaches, to our management on a regular basis.

As part of our board of directors risk management process, our board of directors has responsibility for oversight of cybersecurity risk management. Our board of directors has delegated to the deputy general manager of our risk management and internal control audit department oversight of our cybersecurity risk management program, which includes reviewing our cybersecurity and other information technology risks, controls and procedures, including our plans to mitigate cybersecurity risks and to respond to data breaches. In the event of a cybersecurity incident, we have implemented a process in which the delegated manager would report such incident to our board of directors if the incident is determined to present critical risk to us. The delegated manager receives periodic reports and presentations on cybersecurity risks from the IT department, including regarding recent incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

●	Consolidated Balance Sheets as of December 31, 2022 and 2023;
●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2022 and 2023;
●	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2022 and 2023;
●	Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2021, 2022 and 2023; and
●	Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

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

11.2*	Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of Concord Medical Services Holdings Limited

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Shandong Haoxin Certified Accountants Co., Ltd.

15.2*	Consent of Jingtian & Gongcheng Attorneys At Law

97.1*	Compensation Recovery Policy of Concord Medical Services Holdings Limited

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

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

Date: April 19, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Description of the Matter

At December 31, 2023, the Company’s goodwill was RMB575.4 million, RMB207.2 million of which was related to the hospital business reporting unit and RMB368.2 million of which was related to the network business reporting unit. As discussed in Note 2 and 11 to the consolidated financial statements, the Company is required to perform impairment testing at least annually or more frequently when triggered by events or changes in circumstances that indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As a result of the impairment assessment, management determined no impairment was recognized for Company during the year ended December 31, 2023.

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

Description of the Matter

At December 31, 2023, the Company’s long-lived assets to be held and used in the Company’s business, comprising of property, plant and equipment, land use right, intangible assets and deposits for non-current assets were RMB4,272.7 million. As discussed in Notes 9, 10, 12 and 13 to the consolidated financial statements, the Company is required to evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. The Company groups long-lived assets at the lowest level of identifiable cash flows, which is at each individual hospital, cooperate center or network business reporting unit level. Due to the continuous losses of the Company’s business, management evaluated its long-lived assets for recoverability by comparing the sum of the estimated undiscounted future cash flows attributable to the asset groups to their carrying amounts. As a result of the impairment assessment, the Company recorded no impairment loss for the year ended December 31, 2023.

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

April 19, 2024

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		158,283	58,139	8,189
Restricted cash	5	1,060	32,280	4,547
Accounts receivable (net of allowance of RMB7,764 and RMB30,486 (US$4,294) as of December 31, 2022 and 2023, respectively)	6	130,271	73,496	10,352
Prepayments and other current assets (net of reserve of RMB17,290 and RMB59,603 (US$8,395) and including amounts due from related parties amounting to RMB169,436 and RMB151,481 (US$21,335) as of December 31, 2022 and 2023, respectively)	7	385,351	412,946	58,162
Inventories	8	84,835	40,347	5,683
Total current assets		759,800	617,208	86,933

Non-current assets:
Property, plant and equipment, net	9	3,259,145	3,546,873	499,567
Right-of-use assets, net	10	594,897	580,365	81,743
Goodwill	11	575,427	575,427	81,047
Intangible assets, net	12	353,766	323,287	45,534
Deposits for non-current assets	13	8,932	4,646	654
Long-term investments	14	437,874	394,711	55,593
Other non-current assets	15	15,093	11,426	1,609
Total non-current assets		5,245,134	5,436,735	765,747

Total assets		6,004,934	6,053,943	852,680

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		146,748	129,236	18,203
Accrued expenses and other liabilities	16	419,881	731,793	103,070
Income tax payable		818	1,522	214
Operating lease liabilities, current	10	35,916	46,492	6,548
Short-term bank and other borrowings (including loan from related party of RMB13,105 and RMB7,810 (US$1,100) as of December 31, 2022 and 2023, respectively)	18	168,601	319,625	45,018
Long-term bank and other borrowings, current portion (including loan from related party of RMB133,856 and RMB167,283 (US$23,561) as of December 31, 2022 and 2023, respectively)	18	343,982	722,563	101,771
Derivative liability	21	5,290	163	23
Total current liabilities		1,121,236	1,951,394	274,847

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB122,579 and RMB69,182 (US$9,744) as of December 31, 2022 and 2023, respectively)	18	2,471,427	1,994,014	280,851
Deferred tax liabilities	20	112,577	99,538	14,020
Operating lease liabilities, non-current	10	199,953	193,007	27,184
Other long-term liabilities	22	84,084	69,003	9,719
Total non-current liabilities		2,868,041	2,355,562	331,774
Total liabilities		3,989,277	4,306,956	606,621

Commitments and contingencies	27

Equity:
Class A ordinary shares (par value of US$0.0001 per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2022 and 2023; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2022 and 2023, respectively)	17	68	68	10
Class B ordinary shares (par value of US$0.0001 per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2022 and 2023; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2022 and 2023, respectively)	17	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2022 and 2023, respectively)		(7)	(7)	(1)
Additional paid-in capital		1,930,633	2,007,965	282,816
Accumulated other comprehensive loss		(27,766)	(65,419)	(9,214)
Accumulated deficit		(3,766,931)	(4,064,589)	(572,485)

Total Concord Medical Services Holdings Limited shareholders’ deficit		(1,863,966)	(2,121,945)	(298,869)
Noncontrolling interests		3,879,623	3,868,932	544,928

Total equity		2,015,657	1,746,987	246,059

Total liabilities and equity		6,004,934	6,053,943	852,680

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenues, net of value-added tax	24	485,633	472,085	537,402	75,691
Equipment leasing revenues		42,484	21,966	16,737	2,357
Services and other revenues		383,828	364,412	420,201	59,184
Medicine income		59,321	85,707	100,464	14,150
Cost of revenues		(542,530)	(624,494)	(614,010)	(86,481)
Cost of equipment leasing		(40,539)	(18,905)	(14,824)	(2,088)
Cost of services and other		(441,510)	(518,500)	(500,068)	(70,433)
Cost of medicine sold		(60,481)	(87,089)	(99,118)	(13,960)
Gross loss		(56,897)	(152,409)	(76,608)	(10,790)
Operating expenses:
Selling expenses		(53,675)	(61,479)	(56,299)	(7,930)
General and administrative expenses		(347,746)	(311,160)	(330,078)	(46,491)

Operating loss		(458,318)	(525,048)	(462,985)	(65,211)
Interest expense (including interest expense to related party amounting to RMB13,532, RMB16,790 and RMB14,308 (US$2,015) for the years ended December 31, 2021, 2022 and 2023, respectively)		(73,789)	(120,357)	(165,669)	(23,334)
Foreign exchange (loss) gain, net		(19,925)	54,982	10,149	1,429
(loss) Gain on disposal of long-lived assets		—	(3)	62	9
Interest income (including interest income from related party amounting to RMB3,447, RMB6,961 and RMB6,813 (US$960) for the years ended December 31, 2021, 2022 and 2023, respectively)		5,894	10,021	10,832	1,526
Change in fair value of derivative liability	21	(39)	1,015	5,207	733
Income from equity method investments		18,163	17,647	20,789	2,928
Loss on disposal of a subsidiary	4	—	(61,546)	(638)	(90)
Other expenses, net		(1,223)	(216,607)	(10,839)	(1,527)
Gain on sale of partial interests in an equity method investment	14	—	—	37,498	5,281

Loss before income tax		(529,237)	(839,896)	(555,594)	(78,256)
Income tax benefit	20	6,565	70,906	24,573	3,461

Net loss		(522,672)	(768,990)	(531,021)	(74,795)

Net loss attributable to noncontrolling interests		(251,245)	(279,329)	(233,363)	(32,868)
Net loss attributable to Concord Medical Services Holdings Limited		(271,427)	(489,661)	(297,658)	(41,927)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	29	(6.26)	(3.74)	(2.27)	(0.32)
Weighted average number of class A and class B ordinary shares outstanding:
Basic and diluted	29	131,053,858	131,053,858	131,053,858	131,053,858

Other comprehensive income (loss), net of tax of nil
Foreign currency translation, net tax of nil		14,821	(53,964)	(6,480)	(913)
Unrealized losses on available-for-sale securities, net		—	—	(31,173)	(4,391)

Total other comprehensive income (loss), net of tax		14,821	(53,964)	(37,653)	(5,304)

Comprehensive loss		(507,851)	(822,954)	(568,674)	(80,099)

Comprehensive loss attributable to noncontrolling interests		(251,245)	(279,329)	(233,363)	(32,868)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(256,606)	(543,625)	(335,311)	(47,231)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(522,672)	(768,990)	(531,021)	(74,795)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation (note 23)	14,680	(5,919)	—	—
Depreciation of property, plant and equipment (note 9)	64,288	88,692	82,124	11,567
Amortization of intangible assets (note 12)	30,171	34,495	36,705	5,170
Amortization of land lease payments (note 10)	9,621	9,627	9,625	1,356
Lease expense to reduce operating lease ROU	21,720	19,322	26,683	3,758
Income from equity method investments	(18,163)	(17,647)	(20,789)	(2,928)
Change in fair value of derivative liability (note 21)	39	(1,015)	(5,207)	(733)
(Gain) loss on disposal of long-lived assets	—	3	(62)	(9)
Deferred tax expense (benefit)	11,257	(71,848)	(13,039)	(1,837)
Allowance for doubtful accounts, net	2,555	5,400	64,712	9,114
Interest and consultation expenses	73,789	120,357	165,669	23,334
Loss on disposal of subsidiaries (note 4)	—	61,546	638	90
Gain on sale of partial interests in an equity method investment	—	—	(37,498)	(5,281)
Loss from agreements termination with a cooperative hospital	—	204,250	—	—
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	(64,450)	644	36,454	5,134
Prepayments and other current assets	(30,908)	(130,156)	(149,738)	(21,090)
Inventories	(4,352)	(46,750)	44,489	6,266
Other non-current assets	(175)	(15)	1,618	228
Accounts payable	262,842	113,743	15,779	2,222
Accrued expenses and other liabilities	(2,515)	119,055	70,838	9,977
Deferred revenue	(193,464)	57,168	(41,179)	(5,800)
Income tax payable	(858)	818	705	99
Accrued unrecognized tax benefit	621	(6,539)	(15,830)	(2,230)
Operating lease liabilities	(13,339)	(2,935)	(18,147)	(2,556)

Net cash used in operating activities	(359,313)	(216,694)	(276,471)	(38,944)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of land use right	—	(215)	—	—
Investment in equity method investees	(61,159)	(2,300)	—	—
Investment in equity investments without readily determinable fair value	(6,439)	—	(100)	(14)
Acquisitions of business, net of cash acquired	1,569	—	—	—
Acquisitions of property, plant and equipment	(278,977)	(222,980)	(113,003)	(15,916)
Acquisitions of intangible assets	(19,712)	(818)	(4,211)	(593)
Deposits for the purchases of property, plant and equipment	(481,604)	(160,793)	(2,699)	(380)
Proceeds from disposal of property, plant and equipment	212,975	5,635	310	44
Proceed from agreements termination with a cooperative hospital	—	238,093	—	—
Proceeds from principal portion of direct financing leases	31,525	7,536	—	—
Cash distribution from equity method investments	15,863	5,101	12,022	1,693
Proceeds from disposal of certain percentage of an equity method investment	—	—	60,000	8,451
Redemption of available-for-sale debt securities	19,978	11,949	—	—

Net cash used in investing activities	(565,981)	(118,792)	(47,681)	(6,715)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	126,112	217,470	337,695	47,563
Proceeds from long-term bank and other borrowings	386,635	422,765	110,000	15,493
Proceeds from convertible note (note 22)	20,000	—	—	—
Borrowings from related parties (note 25)	24,432	220,369	22,150	3,120
Repayment to related parties (note 25)	(80,886)	(82,915)	(61,777)	(8,701)
Repayment of short-term bank and other borrowings	(24,706)	(197,598)	(442,858)	(62,375)
Repayment of long-term bank and other borrowings	(206,057)	(197,003)	(7,561)	(1,065)
Purchase of subsidiary shares from noncontrolling interests	(4,581)	—	—	—
Capital injection from a noncontrolling interests in a subsidiary	1,500	—	300,004	42,255
Proceeds from issuance of contingently redeemable noncontrolling interests of a subsidiary	400,000	—	—	—

Net cash generated from financing activities	642,449	383,088	257,653	36,290

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(4,639)	(47,170)	(2,425)	(338)
Net increase (decrease) in cash	(287,484)	432	(68,924)	(9,707)
Cash and cash equivalents and restricted cash at beginning of the year	446,395	158,911	159,343	22,443
Cash and cash equivalents and restricted cash at end of the year	158,911	159,343	90,419	12,736
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	157,386	158,283	58,139	8,189
Restricted cash, current portion	1,387	1,060	32,280	4,547
Restricted cash, noncurrent portion	138	—	—	—
Total cash and cash equivalents and restricted cash	158,911	159,343	90,419	12,736

Supplemental schedule of major cash flows information:
Income tax paid	—	(3,013)	(898)	(126)
Interest paid	(134,180)	(145,257)	(152,359)	(21,459)
Supplemental schedule of major non-cash activities:
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	460,078	257,440	5,812	819
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in accrued expense and other liabilities	99,406	2,181	285,358	40,192

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
					Accumulated				Contingently
	Number of			Additional	other			Total	redeemable
	ordinary	Ordinary	Treasury	paid-in	comprehensive	Accumulated	Noncontrolling	equity	noncontrolling
	shares	shares	stock	capital	loss	deficit	interests	(deficit)	interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	130,251,685	105	(8)	1,840,026	(46,429)	(2,456,649)	150,110	(512,845)	2,913,675
Net loss	—	—	—	—	—	(271,427)	(251,245)	(522,672)	—
Other comprehensive income	—	—	1	—	16,933	—	—	16,934	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	(549,194)	182,087	(367,107)	367,107
Share-based compensation	—	—	—	14,680	—	—	—	14,680	—
Contribution from noncontrolling interests	—	—	—	—	—	—	1,500	1,500	—
Contribution from contingently redeemable noncontrolling interests	—	—	—	—	—	—	—	—	400,000
Acquisition of additional shares of non-wholly owned subsidiary	—	—	—	81,846	—	—	355,184	437,030	—
Redemption of 15% equity of Global Medical Imaging (Hong Kong) Limited held by GE Healthcare Pte. Ltd. to reduce minority shareholders’ equity	—	—	—	—	—	—	(4,581)	(4,581)	—

Balance as of December 31, 2021	130,251,685	105	(7)	1,936,552	(29,496)	(3,277,270)	433,055	(937,061)	3,680,782

Balance as of January 1, 2022	130,251,685	105	(7)	1,936,552	(29,496)	(3,277,270)	433,055	(937,061)	3,680,782
Net loss	—	—	—	—	—	(489,661)	(279,329)	(768,990)	—
Other comprehensive income	—	—	—	—	1,730	—	—	1,730	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	—	3,680,782	3,680,782	(3,680,782)
Share-based compensation	—	—	—	(5,919)	—	—	—	(5,919)	—
Investment in equity instrument(Note 14)	—	—	—	—	—	—	45,115	45,115	—
Balance as of December 31, 2022	130,251,685	105	(7)	1,930,633	(27,766)	(3,766,931)	3,879,623	2,015,657	—

Balance as of January 1, 2023	130,251,685	105	(7)	1,930,633	(27,766)	(3,766,931)	3,879,623	2,015,657	—
Net loss	—	—	—	—	—	(297,658)	(233,363)	(531,021)	—
Other comprehensive loss	—	—	—	—	(37,653)	—	—	(37,653)	—
Disposal partial interest of a subsidiary	—	—	—	(18,110)	—	—	18,110	—	—
Capital injection from a noncontrolling interests	—	—	—	95,442	—	—	204,562	300,004	—
Balance as of December 31, 2023	130,251,685	105	(7)	2,007,965	(65,419)	(4,064,589)	3,868,932	1,746,987	—

Balance as of December 31, 2023 (US$)	130,251,685	15	(1)	282,816	(9,214)	(572,485)	544,928	246,059	—

The accompanying notes are an integral part of the consolidated financial statements.

1.ORGANIZATION AND BASIS OF PRESENTATION

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

(a)Details of the Company’s principal subsidiaries as of December 31, 2023 are as follows:

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”) **	February 21, 2008	PRC	42.09%	Leasing of medical equipment and provision of management services
Shanghai Medstar Financial Leasing Company Limited (“Shanghai Medstar”)	March 21, 2003	PRC	98.19%	Leasing of medical equipment and provision of management services
Concord Healthcare Group Co., Ltd. (“Concord Healthcare”) (formerly known as Meizhong Jiahe Medical Technology Development Group Co., Ltd.) *	July 23, 2008	PRC	42.09%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”) **	July 26, 2007	PRC	42.09%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	98.19%	Leasing of medical equipment and provision of management services
Guangzhou Concord Cancer Center Co., Ltd. (“Guangzhou Concord Cancer Hospital”) **	June 29, 2011	PRC	33.67%	Medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	85.71%	Investment holding
Shanghai Concord Cancer Center Co., Ltd. (“SHC”) **	March 17, 2014	PRC	44.10%	Medical treatment and service business
Datong Meizhong Jiahe Cancer Center (“DTMZ”) **	October 23, 2014	PRC	42.09%	Medical treatment and service business
Wuxi Concord Medical Development Ltd. (“Wuxi Concord”)	December 29, 2015	PRC	100%	Provision of management services

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Beijing Concord Medical Technology Ltd.(“BJCMT”)	January 4, 2016	PRC	100%	Provision of management services
Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”)**	October 8, 2018	PRC	98.19%	Provision of management services and investment holding
Beijing Proton Medical Center Co., Ltd. (“BPMC”)	October 8, 2018	PRC	54.01%	Medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”)**	October 8, 2018	PRC	39.94%	Medical treatment and service business
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. (“SH MZJH”) **	November 18,2019	PRC	18.70%	Medical treatment and service business
Wuxi Meizhong Jiahe Cancer Center Co., Ltd. (“Wuxi MZJH”)	November 18,2019	PRC	98.45%	Medical treatment and service business
Yinchuan Meizhong Jiahe Internet Hospital Ltd. (“YCIH”) **	October 18, 2020	PRC	42.09%	Medical treatment and service business
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Guangzhou Concord Hospital Management Co., Ltd. (“GCHM”) (formerly known as Guangzhou New Spring Hospital Management Ltd.) (note 4) **	April 21, 2020	China	29.46%	Investment holding
Guangzhou Concord Medical Cancer Ltd. (“GCMC”) (formerly known as Guangzhou New Spring Medical Cancer Ltd) (note 4) **	April 21, 2020	China	29.46%	Medical treatment and service business
Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”) (note 4) **	January 4, 2021	China	11.09%	Leasing of medical equipment and technical service
Guangzhou Concord Medical Technology Innovation Center Co., Ltd. (“GCMTIC”) **	April 22, 2021	China	42.09%	Technical service

*  On March 26, 2018, July 10, 2018 and on April 7, 2020, the Group entered into agreements with CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), together with six other investors (“Other Investors”) and CITIC Industrial Investment Group Limited (“CITIC Industrial”). Pursuant to the agreements, CICC Capital, Other Investors and CITIC Industrial make a strategic investment and subscribe new issued 60,000,000, 40,000,000 and 38,888,888 shares of the Group’s subsidiary Concord Healthcare, with total consideration of RMB1,500,000 and RMB700,000.

In April 2021, the Group entered into an investment agreement with five legal entities and one natural individual (“2021 Investors”). Pursuant to which, these investors subscribed new issued 18,805,826 shares of the Group’s subsidiary Concord Healthcare with total consideration of RMB400,000.

Pursuant to these agreements, CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors can request the Group to redeem their interests in Concord Healthcare upon the occurrence of certain events (i.e. failure to complete a qualified IPO by June 30, 2024). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of Concord Healthcare, the noncontrolling interests of CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests. Upon submission of Concord Healthcare’s prospectus to Hong Kong Stock Exchange (“qualified IPO”) on May 30, 2022, the rights of the Investors to request the Company to repurchase the interests held by the Investors no longer exists, according to the agreement signed on May 19, 2022 among shareholders of Concord Healthcare. The existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Therefore, contingently redeemable noncontrolling interests was nil as of December 31, 2022 and 2023.

In March 2022, the Group, established Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”) with Shanghai Xinfu Enterprise Management Center (Limited Partnership), and acted as a limited partner. The Group obtained 99.99% shares of Shanghai Xinhe in the consideration of 2.05% shares in Concord Healthcare.

After the completion of all transactions mentioned above, the Group’s equity shares in Concord Healthcare had been diluted from 49.44% to 46.56% as of December 31, 2021 and 43.90% as of December 31, 2022 respectively. In June 2023, the Group and several of its subsidiaries signed a Capital Increase and Share Purchase Agreement with CSPC NBP Pharmaceutical Co., Limited (“NBP”). Pursuant to the agreement, NBP purchased 4.17% shares of Concord Healthcare with the consideration of RMB300,000 (US$42,254). After the transaction, the shares of Concord Healthcare held by the Group was diluted from 43.90% to 42.09% as of December 31, 2023.

On December 1, 2020, the Group obtained declaration from one of the noncontrolling shareholder of Concord Healthcare, pursuant to which the noncontrolling shareholder delegates its 2.36% voting rights in the general meeting of shareholders of Concord Healthcare to the Group irrevocably during the period it owns the share interest in Concord Healthcare, which was diluted to 2.12% after the transaction mentioned above in April 2021 and June 2023. In April 2021, April 2022 and June 2023, the Group successively obtained declaration from another four of the noncontrolling shareholders of Concord Healthcare, pursuant to which the noncontrolling shareholder delegates its totally 5.28% and voting rights, respectively, in the general meeting of shareholders of Concord Healthcare to the Group irrevocably during the period it owns the share interest in Concord Healthcare, after the transaction mentioned above in June 2023. The Group remained control of Concord Healthcare since it is entitled to 50.23% and 50.08% of the voting right of Concord Healthcare as of December 31, 2022 and 2023.

** Aohua Technology, Yundu, Guangzhou Concord Cancer Hospital, SHC, DTMZ, Beijing Century Friendship, CMCC, SH MZJH, YCIH, GCHM, GCMTIC, GCMC and Healthingkon are subsidiaries of Concord Healthcare.

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

Further in April 2017, the Group and ZR Guofu entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. During 2017, Guofu Huimei acquired 78.31% equity interest of Beijing Century Friendship which holds 55% equity interest of BPMC at consideration of RMB388,500, 54.8% equity interest of CMCC at consideration of RMB182,100, 28.77% equity interest of Tianjin Jiatai Entity Management Limited Partnership (“Tianjin Jiatai”) at consideration of RMB106,500 and established Shanghai Rongchi Medical Management Limited (“SH Rongchi”) with share capital of RMB695,305 with Tianjin Jiatai. The profit or loss of these domestic entities engaging in hospital business is shared proportionally among investors based on the percentage of their respective subscribed share capital. In addition, the Group’s share in Beijing Century Friendship, certain construction in progress and certain prepaid land lease payments are pledged to secure the capital contribution from ZR Guofu at that time.

Establishment of offshore fund

In November 2016, the Company entered into a framework agreement with ZR Guofu to establish an offshore fund Zhongrong International Growth Fund SPC-ZR Concord Healthcare Investment Fund SP (“SP”), for the purpose of acquiring several hospital businesses of the Group, including 100% shares of CHS through China Medstar, 70% shares of Guangzhou Concord Cancer Hospital through CMS Holdings and 59.51% shares of PTC-Houston Management, LP (“PTC”) through Proton (BVI), collectively the “CCM Hospital Businesses”. ZR Guofu will provide management and consultation services on the funds and the Group will continue to manage the CCM Hospital Businesses. ZR Guofu subscribes Class A shares of SP with a consideration of RMB521,396, while the Group subscribes Class B shares of the SP using 1) creditor’s rights of RMB166,299 due from CCM Hospital Business and 2) RMB7,500 cash as consideration.

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

In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable noncontrolling interest in SP to Tianjin Jiatai. In December 2017, CMS Holdings redeemed the mandatory redeemable noncontrolling interest from ZR Guofu of RMB97,106 to withdraw the CCM Hospital Businesses. On November 29, 2018, the PTC business had been disposed by Proton (BVI). On November 19, 2020, 90% of the interests in CHS had been disposed by China Medstar and the remaining 10% interests in CHS had been disposed subsequently in January 2024.

Repurchase of onshore fund

In June 2018, Concord Healthcare entered into agreements with Guofu Huimei to purchase its 78.31% equity interests in Beijing Century Friendship which holds 55% equity interest of BPMC and 54.8% equity interest in CMCC at a consideration of RMB388,500 and RMB182,100 respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement pursuant to which ZR Guofu will withdraw its original investments in Guofu Huimei, amounting to RMB746,000. Therefore, Concord Healthcare hold 100% equity interest of Beijing Century Friendship, 80% equity interest of BPMC and 90% equity interests of CMCC upon execution and closing of the agreement and the Group became the sole shareholder of Guofu Huimei. After the withdrawal in 2018, ZR Guofu is no longer part of the onshore fund Guofu Huimei and the domestic hospital businesses.

Repurchase of offshore fund

During 2019, Tianjin Jiatai made total capital injections of RMB34,540 (US$5,105) to SH MZJH, leading to an increase in Tianjin Jiatai’s holding interest from 56.77% to 78.34%.On July 22, 2019, Wuxi Concord entered into an agreement with Tianjin Jiatai, to purchase all its 90% equity interests in Wuxi MZJH at a consideration of RMB27,000. After the acquisition, Wuxi MZJH became a wholly owned subsidiary of the Group. On August 23, 2019, Wuxi Concord further injected capital of RMB82,100 to Wuxi MZJH. On November 13, 2019, Guofu Huimei entered into agreements with ZR Guofu, pursuant to which ZR Guofu would withdraw its investment of 77.18% equity interests in Tianjin Jiatai at a consideration of RMB421,730. As a result of ZR Guofu’s withdrawal, the Group became the sole shareholder of Tianjin Jiatai and its subsidiaries, SH MZJH, Heze Meizhong Jiahe Cancer Center Co., Ltd., SH Rongchi and Oriental Light Group Limited (“Oriental”), including Wuxi MZJH (collectively, the “Tianjin Jiatai Group”). The transaction is accounted for as a business acquisition of Tianjin Jiatai Group by the Group.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Going Concern

The Company experienced net loss from continuing operations of RMB522,672, RMB768,990, and RMB531,021 (US$74,795) for the years ended December 31, 2021, 2022 and 2023, respectively, and negative cash flows from operating activities of approximately RMB216,694 and RMB276,471 (US$38,944) for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, the Company had cash position of RMB58,139 (US$8,189), negative working capital of RMB1,334,186 (US$187,914), an accumulated deficit of RMB4,064,589 (US$572,485).

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. As of the issuance date of the consolidated financial statements, HK$554,914 (approximately US$71,044)has been received by the Company through the effective list of Concord Healthcare on Main Board of The Stock Exchange of Hong Kong Limited (Note 32). In addition, From January 2024 to March 2024, the Company entered into five loan contracts with the amount of RMB89,980 (US$12,672), all principals has been received as of the date of this annual report. The Group will focus on the following activities: (1) the Group plans to seek additional equity and debt financing from new investors into the hospital and network business operation and extend the terms of current loans; (2) the Group plans to improve the profitability of network business and hospital business through upgrading cloud system solutions, accelerating the transformation of scientific research and training achievements into clinical application and so on; (3) the Group is currently focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources. Therefore, management believed that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, management concludes that the Company has sufficient funds for sustainable operation and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the accompanying financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, impairment of long-lived assets and goodwill, expected credit losses for accounts receivable and other receivables included in prepayments and other current assets, purchase price allocation, measurement of available for sale debt securities, unrecognized tax benefits, realization of deferred tax assets, incremental borrowing rate of right-of-use assets and related lease obligation, and fair value measurement of derivative liability. Actual results could materially differ from those estimates.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.0999 to US$1.00 on December 29, 2023 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash

Restricted cash represents cash deposits pledged as security for the Group’s daily operation, such as performance of contracts, and proceeds from specialized bank borrowings for hospital construction and commercial acceptance bill. Such restricted cash is not available to fund the general liquidity needs of the Group. And the restriction will lapse when the of obligation of contracts has been performed or the bank borrowings has been used for construction of hospital.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt securities.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of the CHS in 2020, the Group divided its business into two reporting units, including network business and hospital business as of December 31, 2020 and 2021. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit. And the goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit. As of December 31, 2022 and 2023, there are still two reporting units after the disposal of the GFHM, which was divided into hospital business before disposal(Note 4).

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

For the year ended December 31, 2022 and 2023, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The Company considered the future discounted cash flows expected to be generated by the hospital business and network business respectively to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, the Company estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. The Company did not record any impairment loss for the years ended December 31, 2022 and 2023 as the fair value of the reporting unit is in excess of its carrying value.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2021, 2022 and 2023 total interest costs incurred amounted to RMB139,873, RMB180,847 and RMB223,936 (US$31,541), respectively, in which interest costs capitalized amounted to RMB66,084, RMB60,490 and RMB58,267 (US$8,207), respectively.

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

Impairment loss on long-lived assets of nil, nil and nil was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 is classified in the financial statements as a component of income tax expense. The adoption of this accounting standard resulted in an adjustment to beginning accumulated deficit for deferred tax liability and beginning accumulated deficit. This deferred tax liability is entirely offset and therefore resulted in a change to beginning accumulated deficit. The cumulative effect of changes made to the Group’s consolidated balance sheet as of January 1, 2018 for the adoption of ASU 2016 16 was RMB5,632.

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

Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The Group adopted this standard on January 1, 2023 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

Recent accounting pronouncement pending adoption

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Group are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

3.CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable, due from suppliers, loans receivables, advance made to and receivables form disposal of medical equipment from hospital customers. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2023, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from network revenue earned from hospitals in PRC, as well as hospital revenue earned from patients in PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Due from suppliers are typically unsecured and arise from deposits paid in advance for future purchases of medical equipment. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to advances made to and receivables form disposal of medical equipment from hospital customers hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 30.95%, 29.20% and 28.39% for the years ended December 31, 2021, 2022 and 2023, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 94%, 93% and 96% of total medical equipment and construction purchases of the Group for the years ended December 31, 2021, 2022 and 2023, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. The depreciation (appreciation) of the RMB against US$ was (2.3)%, 8.2% and 2.9% during the years ended December 31, 2021, 2022 and 2023, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

4.ACQUISITIONS AND DISPOSALS

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

The acquired amortizable intangible assets primarily include the AI technology of Healthingkon with the estimated remaining amortization periods of 10 years. The Group recognized RMB368,221 (US$57,782) in goodwill arising from this acquisition, primarily represents the expected synergies from combining the Healthingkon’s resources and experiences in the AI with the Group’s current business, and the further development of internet hospital business and cloud system solution business. The goodwill recognized is not deductible for income tax purposes.

Pro forma results of operations for Healthingkon acquisition have not been presented because it was not material to the consolidated financial statements.

For the year ended December 31, 2022

Disposal of Guofu Huimei and its subsidiaries

In the fiscal year of 2022, the Group, Shanghai Epu Supply Chain Technology Co. Ltd. (“Shanghai Epu”) and Shanghai Rongsheng Medical Management Co., Ltd. (“Shanghai Rongsheng”) entered into a shares transfer agreement. Pursuant to Agreement, the Group would sell all the shares it held in Guofu Huimei and its subsidiaries (“GFHM disposal group”) to Shanghai Epu and Shanghai Rongsheng with the consideration of RMB190,000(US$27,547). The disposal transaction was completed on December 26, 2022 and the net book value of the net asset is approximately RMB189,402 (US$27,460). There was no noncontrolling interest in Guofu Huimei and its subsidiaries before the transaction.

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

For the year ended December 31, 2023

Disposals of King Cheers and partial shareholding of BPMC

On December 27, 2023, the Group entered into an equity transfer agreement with a third party, Sallekey Capital Management Limited. Pursuant to agreement, the Group would sell all the shares it held in King Cheers Holdings Limited (“King Cheers”) and 25% shares in BPMC held by King Cheers with a nominal consideration of HK$1. The disposal transaction was completed on December 27, 2023. The Group recognized a total loss of RMB709 (US$100). After the sale of 25% shares in BPMC, the Group still maintained an 54.01% interest and the change in ownership interests that did not result in a change of control. Therefore, the Group considered the transfer of shares in BPMC an equity transaction, and directly recorded the difference between the carrying value of ownership interests sold and the nominal consideration in equity attribute to the Group.

In addition, On March 1, 2023, the Group dissolved Datong Meizhong Jiahe Traditional Chinese Medicine Clinic (“Datong Meizhongjiahe”), and the Group recognized a total gain of RMB71 (US$10).

This dissolution or disposal of subsidiary did not represent a strategic shift on the Group’s major business and have no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

5.RESTRICTED CASH

Restricted cash mainly represented cash deposits pledged as security for the proceeds from specialized bank borrowings for hospital construction and commercial acceptance bill. Balance of restricted cash was RMB1,060 and RMB32,280 (US$4,547) as of December 31, 2022 and 2023, respectively.

6.ACCOUNTS RECEIVABLE

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	138,035	103,982	14,646
Allowance for credit losses	(7,764)	(30,486)	(4,294)
Accounts receivable, net	130,271	73,496	10,352

The roll forward in the allowance for credit losses were as follows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at the beginning of the year	6,473	4,932	7,764	1,094
Provisions for the year	1,463	2,832	22,752	3,204
Reversal of provisions from prior periods due to subsequent cash collection during the year	(983)	—	(30)	(4)
Amounts written off during the year	(2,021)	—	—	—
Balance at the end of the year	4,932	7,764	30,486	4,294

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB11,166 and RMB13,312 (US$1,875)were used to secure certain bank borrowings as at December 31, 2022 and 2023 respectively (note 18).

7.PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Due from suppliers	i)	31,660	66,893	9,422
Loan receivables	ii)	294,130	312,036	43,949
Advances to employees		2,601	2,213	312
Dividend receivable		1,643	-	-
Deductible value-added tax		44,268	43,355	6,106
Tax refund		234	241	34
Due from hospital		1,138	1,087	153
Deferred expenses		200	317	45
Others		26,767	46,407	6,536
		402,641	472,549	66,557

Allowance for credit losses		(17,290)	(59,603)	(8,395)

		385,351	412,946	58,162

The Group records allowance for doubtful debts in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represented prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve for bad debt amounting to nil and nil on the amounts due from suppliers as at December 31, 2022 and 2023, respectively.
ii)	Loan receivables represented the loans to other parties, including loans to related parties such as the Guangdong Proton International Hospital Management Co., Ltd., and Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”) of total amount of RMB178,453 and RMB185,466 (US$26,122) as at December 31, 2022 and 2023, and third parties of RMB115,677 and RMB126,570 (US$17,827) as at December 31, 2022 and 2023, respectively. For the loans to related parties, the Group recorded allowance for doubtful debts amounting to RMB9,017 and RMB33,985 (US$4,787) as at December 31, 2022 and 2023, respectively. Besides the credit losses provided to the balances to related parties, the Group recorded allowance for credit losses amounting to RMB3,011 and RMB20,496 (US$2,887) as of December 31, 2022 and 2023, respectively to balances to third parties.

8.INVENTORIES

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Medicine	9,896	4,036	568
Medical material	72,971	36,037	5,076
Low-value consumables	2,575	849	120
	85,442	40,922	5,764

Less: inventory provision	(607)	(575)	(81)

	84,835	40,347	5,683

9.PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Buildings	782,560	807,737	113,767
Medical equipment	532,165	522,385	73,576
Electronic and office equipment	58,038	58,999	8,310
Motor vehicles	3,717	3,718	524
Leasehold improvement and building improvements	75,032	81,766	11,517
Construction in progress	2,131,991	2,466,320	347,374
Total	3,583,503	3,940,925	555,068
Less: accumulated depreciation	(308,210)	(385,042)	(54,232)
Impairment charges	(16,148)	(9,010)	(1,269)
	3,259,145	3,546,873	499,567

Depreciation expenses were RMB64,288, RMB 88,692 and RMB82,124 (US$11,567) for the years ended December 31, 2021, 2022 and 2023, respectively. Impairment loss of RMB nil, nil and nil were recognized for network operating segment and impairment loss of nil, nil and nil for hospital operating segment for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, impairment of RMB2,645, nil and RMB7,138 (US$1,005) was written off for network operating segment upon the disposal of medical equipment and construction project, and impairment of nil, nil and nil was written off for hospital operating segment.

The Group held equipment under operating lease contracts with customers with an original cost of RMB128,486 and RMB124,894 (US$17,591) and accumulated depreciation of RMB100,681 and RMB104,174 (US$14,673), as of December 31, 2022 and 2023, respectively.

The total net book value of the Group’s property, plant and equipment pledged as collateral for other borrowings as of December 31, 2022 and 2023 was RMB412,683 and RMB391,056 (US$55,079) (note 18), respectively.

The total net book value of the Group’s construction in progress pledged to secure bank and other borrowings as of December 31, 2022 and 2023 was RMB1,754,217 and RMB2,027,277 (US$ 285,536) (note 18), respectively.

10.LEASE

A. Leases of medical equipment as lessor

The following table presents the lease receivables derive from the Group’s operating, sales-type and direct financing leases:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Current
Account receivable - Operating lease	14,230	14,683	2,068
Account receivable - Sales-type lease	906	1,515	213

Total	15,136	16,198	2,281

Lease receivables for operating and sales-type leases are presented in accounts receivable on the consolidated balance sheets. Lease receivables for direct financing leases are presented as net investment in direct financing leases. As of December 31, 2022 and 2023, the allowance of lease receivables was RMB2,175 and RMB2,175 (US$306), respectively. Accordingly, risk of default with respect to these receivables is remote.

Lease receivables with carrying value of RMB340 and RMB1,759 (US$248) (note 18) were pledged as collaterals for bank and other borrowings of RMB47,409 and RMB40,066 (US$5,643) as of December 31, 2022 and 2023, respectively.

The following table presents the lease income recognized relating to the Group’s operating, sales-type and direct financing leases:

	For the Year Ended December 31, 2023
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$
Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	3,366	474	—	—	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	3,366	474	—	—	—	—

Lease income relating to lease payments					13,371	1,883
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	13,371	1,883

	For the Year Ended December 31, 2022
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$

Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	3,326	482	414	60	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	3,326	482	—	—	—	—

Lease income relating to lease payments					18,226	2,643
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	18,226	2,643

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

The future minimum lease payments to be received from such non-cancelable operating leases are as follows:

	Future minimum
	operating lease payments
	RMB	US$
2024	1,396	197
2025	1,396	197
2026	931	131
2027	—	—
2028	—	—
Above 5 years	—	—

Lease payments for the Group’s sales-type lease payments are all variable based on the profit or revenue generated from the underlying assets thus the Group does not recognize any net investment in the lease at commencement.

B. Failed sales-leaseback transactions as seller-lessee

The Group has failed sales-leaseback transactions in which the Group acts as seller-lessee but does not effectively transfer control of the underlying asset to the buyer-lessor. The Group accounts for failed sales-leaseback transactions as financings. The Group recorded RMB301,681 (US$42,491) and RMB202,178 (US$28,476) under “Long-term bank and other borrowings, current portion” and “Long-term bank and other borrowings, non-current portion”, respectively as of December 31, 2023. The effective interest rate used in the computation of interest expense ranged from 2.08% to 11.70%. Interest expenses recorded in the Group’s consolidated statement of comprehensive loss amounted to RMB39,876, RMB47,049, and RMB74,024 (US$10,426) for the years ended December 31, 2021, 2022 and 2023, respectively.

C. Operating leases as lessee

The components of lease cost were as follows:

	For the year ended December 31, 2023
	RMB	US$
Operating lease cost	41,158	5,797
Short term lease cost	41	6

Total	41,199	5,803

For the year ended December 31, 2023, total operating and short-term lease costs of RMB19,834 (US$2,794) and RMB21,365 (US$3,009) were recorded in cost of revenue and general and administrative expenses, respectively.

Other information

	For the year
	ended December 31, 2023
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	18,147	2,556
ROU assets obtained in exchange for operating lease liabilities*	15,060	2,121
Weighted-average remaining lease terms (in years)	3	3
Weighted-average discount rate	5.87%	5.87%

*     Includes new leases entered into during the year ended December 31, 2023. Changes in the ROU asset and liability are presented net within operating activities.

Future minimum lease payments for operating leases as of December 31, 2023 are as follows:

	Minimum Lease Payments
	RMB	US$
Year ending December 31,
2024	57,992	8,168
2025	29,134	4,103
2026	24,046	3,387
2027	21,723	3,060
2028	22,097	3,112
Thereafter	167,181	23,547
Total future lease payments	322,173	45,377
Less: Imputed interest	82,674	11,645
Total lease liability balance	239,499	33,732

The Group did not have any leasing transactions with related parties.

Land use rights

The following table presents the original cost payment, accumulated amortization and net carrying value of the Group’s land use rights for the periods presented:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
	Right-of-use	Right-of-use	Right-of-use
	Asset	asset	asset

Land use rights	464,209	464,209	65,382
Less: accumulated amortization	(56,723)	(66,350)	(9,345)
Net carrying value	407,486	397,859	56,037

As of December 31, 2022 and 2023, the Group recorded land lease payment under “Right-of-use assets, net” of RMB407,486 and RMB397,859 (US$56,037), respectively. Amortization expenses for the years ended December 31, 2021, 2022 and 2023 were RMB9,621, RMB9,627 and RMB9,627 (US$1,356), respectively.

The net book value of the Group’s land use right payments pledged to secure bank and other borrowings was RMB395,973 and RMB386,614 (US$ 54,453) (note 18) as of December 31, 2022 and 2023, respectively.

The estimated annual amortization expenses for the land leases payment for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2024	9,627	1,356
2025	9,627	1,356
2026	9,627	1,356
2027	9,627	1,356
2028	9,627	1,356

11.GOODWILL

The goodwill of RMB575,427 and RMB575,427 (US$81,047) as of December 31, 2022 and 2023 represented the goodwill of RMB165,171 generated from the acquisition of GFHM, CMCC, SJYH and BPMC by the Group in 2018, the goodwill of RMB45,272 generated from the acquisition of Tianjin Jiatai Group by the Group in 2019, the goodwill of RMB3,213 generated from the acquisition the New Spring Group in 2020, and the goodwill of RMB368,221 generated from the acquisition the Healthingkon in 2021 (Note 4), and the decrease of goodwill in the amount RMB6,450 generated from the disposal of GFHM in 2022(Note 4).

The changes in the carrying amount of goodwill are as follow:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Balance as of January 1	581,877	575,427	81,047
Addition	—	—	—
Disposal	(6,450)	—	—
Impairment	—	—	—
Balance as of December 31	575,427	575,427	81,047

No impairment was recognized for the years ended December 31, 2021, 2022 and 2023.

12.INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer	Operating	Operating	Favorable
	relationship	lease	license	lease
	intangibles	intangibles	intangibles	intangibles	Technology	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2022	—	—	490,296	16,256	118,971	32,314	657,837
Addition of software	—	—	—	—	—	3,334	3,334
Decrease from cooperation termination with a cooperative hospital	—	—	(272,910)				(272,910)
Foreign Exchange Gain	—	—	—	—	—	—	—
Amortization expenses	—	—	(12,672)	(1,564)	(13,139)	(7,120)	(34,495)
Intangible Asset impairment	—	—	—	—	—	—	—
Intangible assets, net at December 31, 2022	—	—	204,714	14,692	105,832	28,528	353,766

Addition of software	—	—	—	—	—	6,226	6,296
Amortization expenses	—	—	(12,672)	(1,564)	(13,219)	(9,250)	(36,705)
Intangible assets, net at December 31, 2023	—	—	192,042	13,128	92,613	25,504	323,287
Intangible assets, net at December 31, 2023, in US$	—	—	27,049	1,849	13,044	3,592	45,534

At December 31, 2023
Intangible assets, cost	32,449	418	253,440	21,010	132,190	53,555	493,062
Less: accumulated amortization	(31,486)	(418)	(61,398)	(7,882)	(39,577)	(28,051)	(168,812)
Less: intangible asset impairment	(963)	—	—	—	—	—	(963)
Intangible assets, net at December 31, 2023	—	—	192,042	13,128	92,613	25,504	323,287

Amortization expenses for intangibles were RMB30,171, RMB34,495 and RMB36,705 (US$5,170) for the years ended December 31, 2021, 2022 and 2023, respectively. Impairment loss on intangible assets was nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2024	40,759	5,741
2025	35,767	5,038
2026	34,064	4,798
2027	29,142	4,105
2028	183,555	25,852

13.DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	8,932	4,646	654
	8,932	4,646	654

*    The amount represented interest-free non-refundable partial payments to suppliers of medical equipment and to construction engineering group for construction of hospitals. The remaining contractual obligations associated with these purchase contracts that the suppliers need to undertake are approximately RMB220,972 and RMB271,876 (US$38,293)as at December 31, 2022 and 2023 respectively, which are included in the amount disclosed as purchase commitments in note 27. The Group recognized impairment loss on deposits for non-current assets of nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively. The amount of written off for the gross amount of deposits and the allowance is nil and nil for the years ended December 31, 2022 and 2023, respectively.

As at December 31, 2022 and 2023, certain of the Group’s deposits for non-current assets with a total net book value of nil and nil were pledged for other borrowings of nil and nil, respectively.

14.LONG-TERM INVESTMENTS

Long-term investments held by the Group consisted of the following:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Equity investments without readily determinable fair value	51,524	51,624	7,271
Equity method investments	336,254	324,163	45,657
Available-for-sale debt securities	50,096	18,924	2,665
Less: Impairment loss	—	—	—
Total	437,874	394,711	55,593

Equity investments without readily determinable fair value:

		Equity interest owned by the
		Group
		As at December 31,
	Note	2022		2023
		RMB		RMB
Allcure Information	i)	22,160	9.6%	22,160	9.6%
Concord Healthcare Singapore Pte. Ltd.	ii)	22,925	8.73%	22,925	8.73%
Legion Healthcare Partners LLC	iii)	6,439	5.83%	6,439	5.83%
Beijing He Xu elderly Care Service Co., Ltd.	iv)	—	—%	100	4.00%
Total		51,524		51,624

i)	20% equity interest of Allcure Information was obtained in 2015. During year ended December 31, 2018, Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. As of December 31, 2022 and 2023, the share ownership of the Group remained 9.6%. As of December 31, 2022 and 2023, no impairment was recorded for the investment.

ii)	The balance represented 10.0% interests in CHS after the disposal of 90.0% interests by the Group in 2020, which has been diluted to 8.73% due to a new capital injection from another shareholder as of December 31, 2022. As of December 31, 2022 and 2023, no impairment was recorded for the investment. In December 2023, the Group entered into a shares transfer agreement with a third party to sell all the shares it held in CHS with the consideration of RMB26,909 (US$3,790), and the disposal transaction was completed on January 5, 2024.
iii)	In March, 2021, the Group obtained the 5.83% equity interest of Legion Healthcare Partners LLC through purchase. As of December 31, 2022 and 2023, the share ownership of the Group remained 5.83%. As of December 31, 2022 and 2023, no impairment was recorded for the investment.
iv)	In August, 2023, the Group obtained the 4.0% equity interest of Beijing He Xu elderly Care Service Co., Ltd. through equity purchase. As of December 31, 2023, the share ownership of the Group remained 4.0% and no impairment was recorded for the investment.

The Group did not record any unrealized gains (upward adjustments) and losses (downward adjustments and impairment) for equity investments without readily determinable fair values for the years presented.

Equity method investments:

		Equity interest owned by the
		Group
		as at December 31,
	Notes	2022		2023
		RMB		RMB
Xi’an JiangyuanAndike Ltd. (“JYADK”)		10,496	29.70%	14,925	29.70%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	i)	12,939	5.15%	9,413	5.15%
Zhejiang Marine Leasing Ltd.	ii)	179,231	20.00%	189,676	20.00%
Guangdong Hengjian Proton Medical Industry Co., Ltd. (“Guangdong Hengjian”)	iii)	86,315	14.20%	86,185	14.20%
Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”)	iv)	45,005	99.99%	22,448	72.73%
Shanghai Changshengshu Management Co. Ltd. (“Shanghai Changshengshu”)	v)	1,968	20.00%	1,216	20.00%
Guangzhou Yicheng Biological Immune Technology Co. Ltd. (“Guangzhou Yicheng”)	vi)	300	30.00%	300	30.00%
Total		336,254		324,163

i)	In 2017, the Group entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018, 2019 and 2020, with the subscribed capital injection from new investors, the equity interest that the Group shared in Suzhou Shengshan was diluted to 5.41%, 5.15% and 5.15% respectively as of December 31, 2018, 2019 and 2020. As of December 31, 2022 and 2023, the percentage the Group held remained unchanged. According to the partnership agreement, the Group acts as a limited partner and has significant influence over Suzhou Shengshan’s daily operation due to it’s agreed that all issue of operation and management shall be subject to the unanimous consent of all partners. In 2023, the Group received cash distribution from Suzhou Shengshan in the amount of RMB4,022 (US$566).

ii)	On February 28, 2019, China Medical Service Holdings Ltd. (HK), a subsidiary of the Group, entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests of Zhejiang Marine. As the Group held 20% equity share and had the ability to exercise significant influence over the Zhejiang Marine, the Group applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became an associate company of the Group since then. In September 2023, the Group received dividends from Zhejiang Marine in the amount of RMB8,000 (US$1,127). As of December 31, 2022 and 2023, the percentage the Group held remained unchanged. The total book value of the Group’s long-term investments pledged to secure other borrowings as of December 31, 2021, 2022 and 2023 was RMB167,044, RMB179,231 and RMB189,676 (US$26,715) (note 18), respectively.
iii)	In December 2020, Aohua Technology, a subsidiary of the Group, entered into a capital increase agreement with Guangdong Hengjian and the original shareholders of Guangdong Hengjian to obtain shares of Guangdong Hengjian. The registration change was completed on January 13, 2021, and as of December 31, 2022 and 2023, RMB86,649 has been paid, which takes 14.20% shares. The Group has significant influence over Guangdong Hengjian due to the Group was entitled to delegate 2 out of 5 directors in the board and participated in policy-making processes of Guangdong Hengjian.
iv)	In March 2022, Shanghai Medstar, a subsidiary of the Group, established Shanghai Xinhe with Shanghai Xinfu Enterprise Management Center (Limited Partnership), and acted as a limited partner. The Group obtained 99.99% shares of Shanghai Xinhe in the consideration of 2.05% shares in Concord Healthcare, the carrying value of which was RMB45,115. The Group cannot consolidate Shanghai Xinhe as neither Shanghai Xinhe is a VIE nor the Group owns a majority kick-out right in Shanghai Xinhe. The Group has significant influence over Shanghai Xinhe derived from 99.99% ownership in the partnership as a limited partner from the initial recognition. In 2023, Shanghai Medstar entered into a share transfer agreement with Shanghai Linen International Trading Co. Ltd. (“Shanghai Linen”), in which Shanghai Medstar hereby transferred partial of Shanghai Medstar’s shares and related rights, interests and obligations in Shanghai Xinhe to Shanghai Linen with the consideration of RMB60,000 (US$8,451). The consideration has been received as of December 31, 2023. After this transfer, Shanghai Medstar holds 72.73% shares of Shanghai Xinhe.
v)	In October 2022, SH MZJH, a subsidiary of the Group, entered into a capital increase agreement with Shanghai Changshengshu to purchase 20% equity interests of Shanghai Changshengshu with the consideration amount of RMB2,000. The Group has significant influence over Shanghai Changshengshu due to the voting power from shareholder to the policy-making processes of Shanghai Changshengshu. As of December 31, 2022 and 2023, the percentage the Group held remained unchanged.
vi)	In December 2022, GCMTIC, a subsidiary of the Group, entered into a capital purchase agreement with Guangzhou Yicheng to purchase 30% equity interests of Guangzhou Yicheng with the consideration amount of RMB300. The Group has significant influence over Guangzhou Yicheng due to the Group was entitled to delegate 1 out of 3 directors in the board and participated in policy-making processes of Guangzhou Yicheng. As of December 31, 2022 and 2023, the percentage the Group held remained unchanged.

Available-for-sale debt securities:

	As at December 31, 2023
		Redemption	Redemption Notice
	Fair value	Frequency	Period
	RMB
Private equity funds	18,924	Annually	5-9 days
	18,924

Available-for-sale debt securities represent an investment in a private equity fund made in the year ended December 31, 2020. In May 2022, the Company redeemed RMB11,949 investment in the private equity fund. The private equity fund was controlled by a third-party fund management company. The fund was founded on June 27, 2016. The private equity fund invested into debt securities of a third-party company. The investment cannot be redeemed during the fund closed period. The Open Day was the annual date of the foundation date of the fund.

This investment is carried at fair values which was estimated using the net asset value, and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive loss.

15.OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

		As at December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Deposit-long-term	i)	6,249	3,760	530
Advance to hospitals-noncurrent	ii)	1,002	1,325	187
Others	iii)	7,842	6,341	892
		15,093	11,426	1,609
i)	Impairment losses of RMB2 and RMB28 (US$4) were reversed for the balances as at December 31, 2022 and 2023.
ii)	Impairment losses of RMB102 were provided for the balances as at December 31, 2022, and RMB324 (US$46) were reversed for the balances as at December 31, 2023.
iii)	Impairment losses of RMB797 and nil was provided for the balances as at December 31, 2022 and 2023.

16.ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Accrued expenses*	75,010	387,040	54,513
Salaries and welfare payable	73,803	98,599	13,887
Business and other taxes payable	27,961	15,619	2,200
Contractual liabilities	100,802	59,408	8,367
Other payables	142,305	171,127	24,103
	419,881	731,793	103,070
*

As of December 31, 2022 and 2023, accrued expenses mainly consisted of payables for property, plant and equipment, accrued interest expense for bank and other borrowings and other accrued expenses. The addition in 2023 was mainly due to the increase in payables for hospital construction and related plants.

17.SHAREHOLDERS’ EQUITY

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

As of December 31, 2023, there were 84,463,737 Class A and 45,787,948 Class B ordinary shares outstanding.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2021, 2022 and 2023.

Special dividend

No special dividend or other dividend was declared in 2021, 2022 and 2023.

18.BANK AND OTHER BORROWINGS

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Total bank and other borrowings	2,984,010	3,036,202	427,640
Comprised of:
Short-term	168,601	319,625	45,018
Long-term, current portion	343,982	722,563	101,771
	512,583	1,042,188	146,789
Long-term, non-current portion	2,471,427	1,994,014	280,851
	2,984,010	3,036,202	427,640

Certain bank borrowings are secured by equipment with a net carrying value of RMB412,683 and RMB391,056 (US$55,079) (note 9), accounts receivable with a carrying value of RMB11,166 and RMB13,312 (US$1,875) (note 6) (including lease receivables with a carrying value of RMB340 and RMB1,759 (US$248) (note 10)), certain land use rights (which are recorded as “right-of-use assets”) with a carrying value of RMB395,973 and RMB386,614 (US$54,453) (note 10), certain long-term investments with a carrying value of RMB179,231 and RMB189,676 (US$26,715) (note 14), certain construction in progress with a carrying value of RMB1,754,217 and RMB2,027,277 (US$285,536) (note 9), as of December 31, 2022 and 2023, respectively.

The short-term bank and other borrowing bore a weighted average interest of 6.60% and 8.19% per annum, and the long-term bank and other borrowings bore a weighted average interest of 6.48% and 7.42% per annum, respectively, as of December 31, 2022 and 2023.

Bank and other borrowings amounted to RMB151,753 (US$21,374) (2022: RMB156,555) and RMB2,884,449(US$406,266) (2022:RMB2,827,455) were denominated in US$ and RMB, respectively as of December 31, 2023.

The maturity analysis of the long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	722,563	101,771
Between one and two years	434,783	61,238
Between two and three years	401,895	56,606
Between three and four years	629,389	88,648
Above four years	527,947	74,359
	2,716,577	382,622

As of December 31, 2023, the Group had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to nil and RMB930,000 (US$130,988), respectively.

19.RESTRICTED NET ASSETS

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB4,015,583 (US$565,583) as of December 31, 2023.

20.TAXATION

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate were 21% in 2021, 2022 and 2023 on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton was RMB362, RMB196 and RMB404 (USD$57) for the years ended December 31, 2021, 2022, and 2023.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own, which was disposed in 2022 as a subsidiary of Guofu Huimei (Note 4). No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2021 and 2022. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2018 to 2023 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Non – PRC	5,451	45,211	20,824	2,933
PRC	(534,688)	(885,107)	(576,418)	(81,189)
	(529,237)	(839,896)	(555,594)	(78,256)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current tax expense (benefit)	4,115	(8,765)	(7,014)	(988)
Deferred tax benefit	(10,680)	(62,141)	(17,559)	(2,473)
	(6,565)	(70,906)	(24,573)	(3,461)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Loss before income taxes	(529,237)	(839,896)	(555,594)	(78,256)
Income tax computed at the tax rate of 25%	(132,309)	(209,974)	(138,899)	(19,564)
Effect of different tax rates in different jurisdictions	2,798	(20,584)	(5,178)	(728)
Non-deductible expenses	(10,502)	21,543	18,287	2,575
Non-taxable income	9,183	(55,705)	(6,447)	(908)
Statutory income (expense)	3,994	25,419	51,631	7,272
Interest and penalty	(12,918)	(7,254)	(6,121)	(862)
Deferred tax expense	(13,953)	7,056	3,357	473
Changes of valuation allowance	142,806	168,102	58,030	8,173
Withholding tax	4,336	491	767	108
	(6,565)	(70,906)	(24,573)	(3,461)

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	357,483	425,390	59,915
Foreign exchange loss	1,330	2,755	388
Depreciation and amortization	22,535	17,647	2,485
Property, plant and equipment impairment	6,997	2,340	330
Deposits for non-current assets	18,475	17,725	2,496
Allowance for net investment in financing lease	5,137	—	—
Allowance for doubtful accounts	14,746	29,299	4,127
Lease liabilities	58,901	59,875	8,433
Other long-term assets	104,912	94,791	13,351
Equity investment	7,553	7,005	987
Others	13,728	11,770	1,658
Total deferred tax assets	611,797	668,597	94,170
less: Valuation allowance**	(565,022)	(623,044)	(87,754)
Net deferred tax assets	46,775	45,553	6,416

Deferred tax liabilities
Equity investment	(1,170)	(1,091)	(154)
Property, plant and equipment	(1,682)	(2,368)	(334)
Disposal of Beijing Century Friendship	(3,126)	(3,126)	(440)
Intangible assets	(81,336)	(71,825)	(10,116)
Right-of-use assets	(46,873)	(45,626)	(6,426)
Capitalized interest	(19,179)	(18,993)	(2,675)
Others	(5,986)	(2,062)	(291)

Total deferred tax liabilities	(159,352)	(145,091)	(20,436)

Deferred tax assets, net	—	—	—

Deferred tax liabilities, net	(112,577)	(99,538)	(14,020)

*     As of December 31, 2023, the Group had net operating losses from several of its PRC and oversea entities of RMB1,703,345 (US$239,911), which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2024 to 2028. For the net operating loss from overseas entities, there is no limitation of expiration according to the statute of Hong Kong and US.

**   The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at the beginning of year	(396,919)	(565,022)	(79,582)
Change of valuation allowance in the current year	(168,103)	(58,022)	(8,172)
Balance at the end of year	(565,022)	(623,044)	(87,754)

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at the beginning of year	81,901	67,172	9,461
Changes based on tax positions related to the current year	322	—	—
Additions related to prior year tax position	1,072	12,084	1,702
Decreases related to prior year tax position	(6,617)	(14,104)	(1,987)
Decrease related to disposal of CMSI	(7,861)	(7,861)	(1,107)
Decreases relating to expiration of applicable statute of limitation	(3,572)	(1,997)	(281)
Foreign currency translation	1,927	8,605	1,212
Balance at the end of year	67,172	63,899	9,000

As of December 31, 2022, and 2023, the Group had unrecognized tax benefit of RMB67,172 and RMB63,899 (US$ 9,000), respectively, among which, RMB19,962 and RMB28,712 (US$4,044) were presented on a net basis against the deferred tax assets related to tax losses carry forwards on the consolidated balance sheets. At December 31, 2022 and 2023, there were RMB39,412 and RMB35,421 (US$4,989) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Group recognized a decrease amounting to RMB12,918, a decrease amounting to RMB7,254 and a decrease amounting to RMB6,121 (US$862) in interest and penalties during the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022, and 2023, the Group recognized of interest and penalties of RMB13,091 and RMB9,283 (US$1,307), respectively. Uncertain tax benefits were recorded as other long-term liabilities.

Value-added taxes (“VAT”)

After a new VAT reform came into effect on 1 April 2019, the rental income derived from movable property leasing arrangement is subject to VAT at 13%. The technical service income is subject to VAT at 6%.

21.   Derivative liability

In August 2021, Ascendium Group Limited (“Ascendium”), a subsidiary of the Company, entered into debt contracts with Great Lion Global Limited (“Great Lion Debt”) and Vantage Chance Limited (“Vantage Debt”) for the borrowings with the principal amount of US$5,000 and US$10,000 respectively with the terms of two years. The issuance date was August 10, 2021 and November 10, 2021 respectively with no issuance cost. The basic interest rate per annum were both 4.5%. 11% and 22% shares of Concord Hospital Management Group Ltd. (HK) that held by Ascendium were pledged for the two debts respectively. In 2023, the two debts were extended for one year respectively.

According to the contracts, there are additional payment terms that depends on the occurrence of a qualified IPO, which are as follow: if the Concord Healthcare successfully complete a qualified IPO during the borrowing period, the Group need to pay the lender a excess return, which was not a fixed amount and varied with the future stock price of Concord Healthcare; if failed, the Group need to pay the additional interest with an interest rate of 5.5% per annum.

The Group evaluated the borrowings and determined the additional payment terms as the embedded component of the debt contracts, which qualified as derivatives to be separately accounted for in accordance with ASC 815, “Derivatives and Hedging”. The Group engaged an appraiser to perform fair value measurement of the embedded derivative. According to the appraisal report, the fair value of the embedded derivatives, which was recorded as derivative liability in the financial statements, as of December 31, 2022 and 2023, was RMB1,793 and RMB57 (US$8) respectively for Great Lion Debt, and RMB3,497 and RMB106 (US$15) respectively for Vantage Debt. Because of the fair value change of the embedded derivative liability, the Group recognized a gain from fair value change totaling RMB5,207 (US$733) in the financial statements.

The Group has accounted the debt host as long-term bank and other borrowings, current portion. The net proceeds the Group received from the issuance of the debt was RMB35,500 (US$5,000) and RMB70,999 (US$10,000) respectively. Because the fair value of derivative liability on the issue date should be recorded as an adjustment of the carrying amount of the debt, the totaling carrying amount of the two debts was RMB98,168 and RMB106,499 (US$15,000) as of December 31,2022 and 2023, respectively.

22.Other long-term liabilities

		As at December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Accrued unrecognized tax benefits & surcharge	i)	60,299	44,470	6,263
Lease deposit received from hospital		2,000	2,000	282
Convertible Note	ii)	20,000	20,000	2,818
Others		1,785	2,533	357
		84,084	69,003	9,719
i)	The amounts of unrecognized tax benefit are based on the recognition and measurement criteria of ASC Topic 740. The balance is presented as non-current liability in the consolidated financial statements as at December 31, 2023 due to the fact that the Group does not anticipate payments of cash within one year. The Group recorded accrued unrecognized tax benefits & surcharge amounting to RMB60,299 and RMB44,470 (US$6,263) (note 27) as of December 31, 2022 and 2023, respectively.

ii)	Convertible Note

In December 2021, Healthingkon, a subsidiary of the Company, issued RMB20.0 million convertible note (“2021 Convertible Note”) to a single investor. Healthingkon received proceeds of RMB20.0 million on December 7, 2021 with no issuance costs. The Convertible Note bear interest of 4.75% per annum and have terms of 5 years upon the receipt of the principal. As of December 31, 2022 and 2023, 2021 Convertible Note has not been paid or converted into ordinary shares of Healthingkon.

Conversion Features and Rates

The 2021 Convertible Note can be converted, at the holder’s option, into ordinary shares of Healthingkon. The holder has the option to choose when to convert: 1) If the holder choose to convert in the first 3 years upon the receipt of the principal, the 2021 Convertible Note could be converted into 2.5% ordinary shares of Healthingkon; or 2) If the holder choose to convert in the fourth or fifth year upon the receipt of the principal, the 2021 Convertible Note could be converted into the percentage of ordinary shares equal to RMB20,000 divided by the sum of 20,000 and 80% of the fair value of Healthingkon in the latest round of financing at that time.

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

23.SHARE-BASED AWARDS

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

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date. There were no options granted or exercised for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2023, unrecognized share-based compensation cost related to share options was nil.

For the outstanding hare options granted to employees as at December 31, 2021, all them has lapsed and the exercisable shares at December 31, 2022 and 2023 was nil.

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

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted Shares activity for the year ended December 31, 2023 was as follows:

		Weighted
	Numbers	average grant
	of shares	date fair value
	RMB	US$
Outstanding, January 1, 2023	10,785,789	1.31
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2023	10,785,789	1.31
Exercisable, December 31, 2023	10,785,789	1.31

As of December 31, 2023, unrecognized share-based compensation cost related to Restricted Shares was nil.

The share-based compensation expense of the share options and Restricted Shares granted to employees for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
General and administrative expenses	12,565	(6,424)	—	—
Selling expenses	2,115	505	—	—
	14,680	(5,919)	—	—

All of the share options granted to employees has expired, which led a negative share-based compensation expense for the year ended December 2022.

24.Revenue

Revenue consists of ASC 606 and ASC 842 revenue. The Group’s revenues, net of value-added tax, disaggregated by revenue source are as follows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
ASC 606 revenue:
Management and technical support	64,599	53,341	23,164	3,263
Medical solution	217,375	179,135	178,442	25,133
Medical service	101,854	131,936	218,595	30,788
Medicine income	59,321	85,707	100,464	14,150
ASC 606 revenue	443,149	450,119	520,665	73,334
ASC 842 revenue:
Operating lease income*	35,913	18,226	13,371	1,883
Sales-type lease income*	5,210	3,326	3,366	474
Direct financing lease income*	1,361	414	—	—
ASC 842 revenue	42,484	21,966	16,737	2,357
Total revenue	485,633	472,085	537,402	75,691

*     Operating lease income, sales-type lease income and direct financing lease income were recognized under ASC 842, Leases.

25.RELATED PARTY TRANSACTIONS

a)	Related parties#

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Zhejiang Marine Leasing Ltd.	Equity investee of the Group
Cherrylane Investments Limited	An entity controlled by a director of the Company
Guangdong Proton International Hospital Management Co., Ltd.	A wholly owned subsidiary of an equity investee of the Group
Morgancreek investment Holdings Limited	An entity controlled by the CEO of the Company

#    These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2021, 2022 and 2023.

b)    The Group had the following related party transactions for the years ended December 31, 2021, 2022 and 2023.

	For the Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Loan to:
Guangdong Proton International Hospital Management Co., Ltd.	142,895	16,800	200	28
	142,895	16,800	200	28
Interest income from:
JYADK	650	—	—	—
Guangdong Proton International Hospital Management Co., Ltd.	2,797	6,961	6,813	960
	3,447	6,961	6,813	960

Loan from:
Cherrylane Investments Limited	15,932	—	—	—
Zhejiang Marine Leasing Ltd	8,500	220,369	4,400	620
Morgancreek investment Holdings Limited	—	—	17,750	2,500
	24,432	220,369	22,150	3,120
Interest expense to:
Cherrylane Investments Limited	554	1,334	423	60
Zhejiang Marine Leasing Ltd	12,978	15,456	13,683	1,927
Morgancreek investment Holdings Limited	—	—	202	28
	13,532	16,790	14,308	2,015
Repayment to:
Cherrylane Investments Limited	3,824	—	19,710	2,776
Zhejiang Marine Leasing Ltd.	77,062	82,915	32,127	4,525
Morgancreek investment Holdings Limited	—	—	9,940	1,400
	80,886	82,915	61,777	8,701
Repayment from:
JYADK	2,430	—	—	—
	2,430	—	—	—

(c)	The balances between the Group and its related parties as of December 31, 2022 and 2023 are listed below.

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Due from related parties, current:
Guangdong Proton International Hospital Management Co., Ltd.	169,453	151,481	21,335
	169,453	151,481	21,335

Due to related parties, current:
Cherrylane Investments Limited	13,105	1,659	234
Morgancreek investment Holdings Limited	—	8,012	1,128
	13,105	9,671	1,362

Due to related parties, non-current
Zhejiang Marine Leasing Ltd.	122,579	69,182	9,744
	122,579	69,182	9,744
Due to related parties, non-current, due within 1 year
Zhejiang Marine Leasing Ltd	123,855	163,208	22,987
Cherrylane Investments Limited	10,001	4,075	574
	133,856	167,283	23,561

26.EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB51,107 and RMB58,623 and RMB57,182 (US$8,054) for the years ended December 31, 2021, 2022 and 2023, respectively.

27.COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB220,972 and RMB271,876 (US$38,293) at December 31, 2022 and 2023, respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2023, the Group has recognized approximately RMB44,470 (US$6,263) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

28.SEGMENT REPORTING

For the years ended December 31, 2021, 2022 and 2023, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the year ended December 31, 2023
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	218,343	319,059	537,402	75,691
Cost of sales	(206,527)	(407,483)	(614,010)	(86,481)
Gross profit (loss)	11,816	(88,424)	(76,608)	(10,790)

	For the year ended December 31, 2022
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	254,442	217,643	472,085
Cost of sales	(225,245)	(399,249)	(624,494)
Gross profit (loss)	29,197	(181,606)	(152,409)

	For the year ended December 31, 2021
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	324,458	161,175	485,633
Cost of sales	(253,826)	(288,704)	(542,530)
Gross profit (loss)	70,632	(127,529)	(56,897)

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Segment assets
Network	2,048,126	1,769,085	249,170
Hospital	3,956,808	4,284,858	603,510
Total segment assets	6,004,934	6,053,943	852,680

Major Customers

For the year ended December 31, 2021, 2022 and 2023, one of the Company’s customers accounted for 11.9%, 12.2% and 12.8% of the Company’s total revenue, respectively.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location. For the year ended December 31, 2021, 2022 and 2023, all of Group’s revenue was generated from PRC. Total long-lived assets excluding financial instruments, intangible assets, long-term investment and goodwill by country were as follows:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
PRC	3,862,975	4,132,784	582,090
Total long-lived assets	3,862,975	4,132,784	582,090

29.LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted loss per share for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Net loss attributable to Concord Medical Services Holdings Limited	(271,427)	(489,661)	(297,658)	(41,927)
Accretion of contingently redeemable noncontrolling interests	(549,194)	—	—	—
Numerator for EPS computation	(820,621)	(489,661)	(297,658)	(41,927)

	For the Years Ended December 31
	2021		2022		2023		2023
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Numerator
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(533,909)	(286,712)	(318,582)	(171,079)	(193,661)	(27,279)	(103,997)	(14,648)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	85,265,910	45,787,948	85,265,910	45,787,948	85,265,910	85,265,910	45,787,948	45,787,948
Loss per share – basic and diluted	(6.26)	(6.26)	(3.74)	(3.74)	(2.27)	(0.32)	(2.27)	(0.32)

The effects of share options and restricted shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2021, 2022 and 2023 as their effects would be anti-dilutive.

30.FAIR VALUE MEASUREMENTS

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

Certain equipment and long-lived assets related to the Group’s low-performance centers were impaired to their fair value on a nonrecurring basis. As of December 31, 2022 and 2023, the resulting impairment charge of nil and nil was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows based on the discount rate between 15.8% and 19.6% and expected remaining useful life of such assets and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

The Company measured the fair value of its derivative liability on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2023.

Fair Value Measurement at the End of the Reporting Period Using
Quoted Prices in
		Active	Significance
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Liability Items

Derivative liability:	163			163

31.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	1,510	17,466	2,460
Prepayments and other current assets	24,271	24,999	3,521
Total current assets	25,781	42,465	5,981
Total assets	25,781	42,465	5,981

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loan	32,417	41,179	5,800
Long-term debts due within one year	111,028	110,574	15,574
Accrued expenses and other liabilities	11,649	20,483	2,885
Derivative liability	5,290	163	23
Amounts due to subsidiaries	1,729,363	1,992,011	280,568
Total current liabilities	1,889,747	2,164,410	304,850
Total liabilities	1,889,747	2,164,410	304,850

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2022 and 2023; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2022 and 2023, respectively)	68	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares‑45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2022 and 2023; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2022 and 2023, respectively)	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2022 and 2023, respectively)	(7)	(7)	(1)
Additional paid-in capital	1,930,633	2,007,965	282,816
Accumulated other comprehensive loss	(27,766)	(65,419)	(9,214)
Accumulated deficit	(3,766,931)	(4,064,589)	(572,485)
Total shareholders’ equity (deficit)	(1,863,966)	(2,121,945)	(298,869)
Total liabilities and shareholders’ equity (deficit)	25,781	42,465	5,981

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(14,428)	5,242	(2,414)	(340)
Selling expenses	(2,090)	(524)	—	—
Operating loss	(16,518)	4,718	(2,414)	(340)
Equity in loss of subsidiaries	(793,117)	(605,175)	(314,122)	(44,246)
Interest income	—	—	14	2
Interest expense	(1,459)	(10,394)	(9,926)	(1,398)
Changes in fair value of derivatives	—	1,055	5,282	744
Other income, net	—	96,609	(1,008)	(142)
Foreign exchange gain(loss)	(9,527)	23,526	24,516	3,453
Net loss	(820,621)	(489,661)	(297,658)	(41,927)
Other comprehensive income (loss)
Foreign currency translation, net of tax of nil	14,821	(53,964)	(6,480)	(913)
Unrealized losses on available-for-sale securities, net	—	—	(31,173)	(4,391)
Total other comprehensive (loss) income	14,821	(53,964)	(37,653)	(5,304)
Comprehensive loss	(805,800)	(543,625)	(335,311)	(47,231)

Condensed statements of cash flows

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(9,301)	(2,047)	(1,258)	(177)
Net cash (used in) generated from investing activities	(88,546)	(29,335)	15,655	2,205
Net cash (used in) generated from financing activities	110,876	16,591	1,590	224

Exchange rate effect on cash	(50)	1,243	(31)	(5)

Net (decrease) increase in cash	12,979	(13,548)	15,956	2,247
Cash at beginning of the year	2,079	15,058	1,510	213

Cash at end of the year	15,058	1,510	17,466	2,460

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

32.SUBSEQUENT EVENTS

Listing of Concord Healthcare on The Stock Exchange of Hong Kong Limited

On January 9, 2024, one of the Company’s subsidiary, Concord Healthcare completed its initial public offering (“IPO”) and Concord Healthcare’s shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, at an initial public offer price of HK$14.28. The gross proceeds from the initial public offering of Concord Healthcare on the HKSE are HK$562.9 million (approximately US$72.2 million). As of the issuance date of the consolidated financial statements, HK$554,914 (approximately US$71,044) has been received by the Company, among which RMB200,000 (US$28,169) was used to purchase a series of trading securities to make a best use of the proceeds from its IPO, which would be used to repay the loans of the Company after their maturities.

New bank loans and other borrowings

In December 2023, the Company’s subsidiary, CMCC entered into a contract with maximum credit limit with Xiamen International Bank Co., Ltd., in which CMCC was granted maximum loan credit in the amount of RMB10,000 (US$1,408). Subsequent to the maximum credit limit contract, two loan notes were sealed between both parties in a total amount of RMB10,000 (US$1,408) to meet the purchase of drugs and medical consumables, and payment of staff salaries and other working capital needs of CMCC. The period of the loan is from January 3, 2024 to July 3, 2024. The interest rate for the loan is fixed at 5.5% per annum.

In February 2024, the Company’s subsidiary, Shanghai Medstar entered into a loan contract with Inner Mongolia Hongxin Yubang supply chain Co., Ltd. in the amount of RMB50,000 (US$7,042) to meet working capital needs of Shanghai Medstar. The period of the loan is from February 1, 2024 to July 31, 2024. The interest rate for the loan is fixed at 6.0% per annum. In addition, Shanghai Medstar entered into another loan contract with Shanghai Linen in the amount of RMB10,000 (US$1,408) on March 19, and the period of which is from March 19, 2024 to April 30, 2024. The interest rate for this loan is fixed at 15.0% per annum. The loan principal and related interest of the two loans should be paid in one lump sum at maturity.

In March 2024, the Company’s subsidiaries, CMCC entered into a loan contract with Bank of Shanghai in the amount of RMB10,000 (US$1,408) to meet working capital needs of CMCC. The period of the loan is from March 25, 2024 to March 25, 2025. The interest rate for the loan is fixed at 4.2% per annum. The loan interest should be paid quarterly and the principal in one lump sum at maturity.

In March 2024, the Company’s subsidiaries, SH MZJH entered into a loan contract with Bank of Shanghai in the amount of RMB9,980 (US$1,406) to meet working capital needs of SH MZJH. The period of the loan is from March 21, 2024 to March 21, 2025. The interest rate for the loan is fixed at 4.5% per annum. The loan interest should be paid quarterly and the principal in one lump sum at maturity. This bank borrowing is secured by certain equipment and operating revenue of SH MZJH and certain equity investments of SH MZJH held by Healthingkon, Concord Healthcare and Global Medical Imaging (HongKong) Ltd. In addition, Concord Healthcare and Shanghai policy Financing Guarantee Fund Management center for small, medium and micro enterprises provided a joint and several liability guarantee and guarantee for this loan, respectively.

As of the date of issuance of the consolidated financial statements, all principals of the bank loans and other borrowings mentioned above was received by the Company.

Capital injection to HCCH

On January 19, 2024, the Company made a capital injection in the amount of RMB102,000 (US$14,366) to Hebei CSPC Concord Hospital Management Co., Ltd. (“HCCH”), in order to improve economic benefits and expand business scale in high-end cancer hospitals in the Beijing-Tianjin-Hebei region.

The Company has evaluated subsequent events through April 19, 2024, the date of issuance of the consolidated financial statements, except for the events mentioned above the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.