Form 20-F
period 2024-12-31
Concord Medical Services Holdings Ltd
filed 2025-04-25
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

Mr. Wei Jiang

Telephone: (86 10) 5903 6688

Facsimile: (86 10) 5957-5252

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 30 Class A ordinary shares, par value US$0.0001 per share	CCM	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange under the symbol “CCM.”

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

130,251,685 ordinary shares, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares, outstanding as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents 30 Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the industry matters, the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Concord Medical,” “we,” “us,” “our company” “our group” or “our” refers to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;
●	“ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;
●	“PRC subsidiaries” refers to our subsidiaries incorporated in the People’s Republic of China, including Concord Healthcare Group Co., Ltd. (formerly known as Meizhong Jiahe Medical Science & Technology Development Group Co., Ltd.) (“Concord Healthcare”), Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Shanghai Taifeng Medical Technology Ltd., Shanghai Meizhong Jaihe General Practice Center (“Shanghai General Practice Clinic”), Medstar (Shanghai) Enterprise Management Co., Ltd. Tianjin Concord Medical Technology Limited, Medstar (Guangzhou) Medical Technology Services Ltd., Jiaxue (Shanghai) Medical Technology Services Ltd., Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Beijing Proton Medical Center Co., Ltd (“Beijing Proton Medical Center”), Shanghai Concord Cancer Center (“Shanghai Hospital”), Shanghai Meizhong Jiahe Medical Image Diagnosis Limited (“Shanghai Imaging Center”), Shanghai Meizhong Jiahe Cancer Center (“Shanghai Outpatient Department”), Shanghai Taizhi Medical Technology Services Ltd., Beijing Yundu Internet Technology Co., Ltd. (“Beijing Yundu”), Guangzhou Concord Cancer Center (“Guangzhou Hospital”), Ningbo Jiahe Hospital Management Ltd., Yinchuan Meizhong Jiahe Internet Hospital Ltd., Guangzhou Concord Medical Sci-Tech Innovation Center Ltd., Guangzhou Meizhong Jiahe Medical Technology Services Ltd., Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”), Beijing Healthingkon Data Technology Ltd., Beijing Concord Medical Technology Limited, Taizhou Concord Leasing Ltd., Wuxi Concord Medical Development Ltd., Wuxi Meizhong Jiahe Cancer Center (“Wuxi Hospital”), Shanghai Hexinkang Technical Service Co., Ltd. and Guangzhou Concord Pharmacy Co., Ltd.
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“£” refers to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and
●	“SGD” or “Singapore dollars” refers to the legal currency of Singapore.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

The presentation of the number of our ADSs and the related information herein has been retroactively adjusted to reflect the share consolidation effective on July 30, 2024.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (United States) (“PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursues ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs will be delisted from the New York Stock Exchange (the “NYSE”), and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Risk Factors—Risks Related to Doing Business in China—The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCCA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” In 2022, 2023 and 2024, no dividends or distributions were made to Concord Medical by our PRC subsidiaries.

Under PRC laws, Concord Medical may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2022, 2023 and 2024, Concord Medical and our intermediate holding companies received cash of RMB18.0 million, RMB126.9 million and RMB148.2million (US$20.3 million), respectively, from our PRC subsidiaries. In 2022, 2023 and 2024, Concord Medical and our intermediate holding companies transferred cash of RMB13.5 million, RMB31.2 million and RMB108.7 million (US$14.9 million), respectively, to our PRC subsidiaries. In 2022, 2023 and 2024, there were no capital contributions, loans or other transfer of cash or assets within our organization.

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

Dividend Distribution and Taxation

In 2022, 2023 and 2024, none of Concord Medical and our subsidiaries paid any dividends or made any distributions to their respective shareholder(s), including any United States Holders. We have no present plan to pay any dividends on our ordinary shares or the ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB.

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

As part of our growth strategy, we plan to establish and operate proton centers, and cancer hospitals and clinics that will focus on providing a variety of radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. For example, we commenced the operation of the proton center of our Guangzhou Hospital, in December 2024 and plan to offer proton therapy treatment services with which we have had no prior experience. In addition, we expect to complete the construction of the proton center of Shanghai Hospital deployed with the proton equipment in 2027.

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

We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was delayed, primarily due to (1) the postponement of construction activities caused by (i) the COVID-19 outbreak in Shanghai, and (ii) the COVID-19 outbreaks in other cities where some of our construction service providers were located in; (2) the extensive time required for the procurement and installation of medical equipment, especially the procurement of proton therapy equipment; and (3) the lengthy and stringent regulatory review and approval process for hospital construction project and other required qualifications, which generally takes seven to eight years for a new hospital planned to provide proton therapy services. We expect to complete the construction of Shanghai Hospital and commence operations in 2026, and commence operation for the proton therapy center in Shanghai Hospital in 2027. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2027. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, we need to recruit medical professionals and other personnel and train them properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife systems, positron emission tomography-magnetic resonance (“PET-MR”) scanners and proton therapy systems.

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

Our growth has depended on our ability to expand our network of radiotherapy and diagnostic imaging centers by entering into new agreements primarily with top-tier hospitals in China. These hospitals are Class III Grade A hospitals, the highest ranked hospitals by quality and size in China determined in accordance with the standards of the National Health Commission of the PRC (formerly the National Health and Family Planning Commission of the PRC) (the “NHC”). The hospitals typically enter into long-term agreements with us and our competitors with terms of up to 20 years. As a result, in any locality or at any given time, only a limited number of top-tier hospitals may have not already entered into long-term agreements with us or our competitors. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or positron emission tomography-computed tomography (“PET-CT”) scanners, will limit the number of top-tier hospitals with which we or our competitors can enter into agreements in a given period. See “—Healthcare administrative authorities in China currently set procurement quotas and other regulatory requirements for certain types of medical equipment, including proton therapy treatment systems.”

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

In 2022, 2023 and 2024, we had net loss of RMB769.0 million, RMB531.0 million and RMB652.1 million (US$89.3 million), respectively, and negative cash flows from operating activities of RMB276.5 million and RMB397.7 million (US$54.5 million) in 2023 and 2024, respectively. As of December 31, 2024, we had an accumulated deficit of RMB4,372.8 million (US$599.1 million) and a total shareholders’ deficit of RMB1,617.7 million (US$221.6 million). As of the same date, we had net current liabilities of RMB1,141.5 million (US$156.4 million). These conditions raised substantial doubt about our ability to continue as a going concern. We cannot anticipate when, if ever, we will become profitable. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

From January 2025 to March 2025, we entered into 11 loan contracts with the amount of RMB167.2 million (US$22.9 million), all principals has been received as of the date of this annual report. In addition, in January 2024, we received HK$554.9 million (approximately US$69.9 million) through the effective listing of Concord Healthcare on Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”). We will focus on the following activities: (1) we plan to seek additional equity and debt financing from new investors into the hospital and network business operation and extend the terms of current loans; (2) we plan to improve the profitability of network business and hospital business through, among others, upgrading cloud system solutions, accelerating the transformation of scientific research and training achievements into clinical application; (3) we are currently focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. We may not have sufficient cash to meet our capital expenditure requirements in the future, which could materially and negatively affect the price of our ADSs and our ability to enter into critical contractual relations with third parties. In addition, we may fail to generate current assets to the extent that the aggregate amount of our current assets exceeds the aggregate current liabilities and, therefore, may continue to record net current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our operations may be subject to constraints, which may materially adversely affect our business, financial condition and results of operations.

Our indebtedness and large repayment sums may materially and adversely affect our liquidity and ability to respond to adverse economic and industry conditions.

As of December 31, 2024, we had RMB649.7 million (US$89.0 million) in short-term borrowings outstanding and RMB383.0 million (US$52.5 million) in the current portion of long-term bank and other borrowings. In order to secure our bank and other borrowings, we may grant security interests over our medical equipment and other assets from time to time. As of December 31, 2024, we granted security interests over equipment with a net carrying value of RMB576.3 million (US$79.0 million), representing 15.6% of the net value of our net property, plant and equipment of RMB3,704.6 million (US$507.5 million) as of the same date, accounts receivable with a net carrying value of RMB14.7 million (US$2.0 million), land use rights with a net carrying value of RMB377.3 million (US$51.7 million), construction in progress with a net carrying value RMB1,814.8 million (US$248.6 million), and long-term investments with a carrying value of RMB196.5 million (US$26.9 million) as of December 31, 2024. In the past, we also granted security interests over other assets, such as accounts receivable including lease receivables, land use rights, and construction in progress. We may grant additional security interests over our assets in the future. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Indebtedness.” Any failure to satisfy our obligations under these loans could lead to foreclosure of the assets that secure these loans, suspension of operation of relevant hospitals in which such medical equipment is used, delay or interruption of relevant hospital construction projects, or otherwise damage our reputation in the medical community and our relationship with our hospital partners, all of which could materially adversely affect our business, financial condition and results of operation.

In addition, due to these borrowings, we are exposed to interest rate risk resulting from interest rate fluctuations. As of December 31, 2023 and 2024, the short-term bank and other borrowing bore a weighted average interest of 8.19% and 6.97% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 7.42% and 5.94% per annum, respectively. Escalation of prevailing interest rates could substantially increase our finance costs, which could materially and adversely affect our business, financial condition and results of operation.

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

We have historically derived a large portion of our total net revenues from a limited number of hospital partners. In 2022, 2023 and 2024, net revenues derived from our top five hospital partners were approximately 15.9%, 6.0% and 9.1%, respectively, of our total net revenues. The largest hospital partner accounted for 5.0%, 2.4% and 6.6% of our total net revenues during those periods, respectively.

Cooperative centers located in Beijing Municipality, Hubei Province and Henan Province accounted for 35.9%, 18.1% and 15.3%, respectively, of our total net revenues in 2022. Cooperative centers located in Henan Province, Beijing Municipality and Hubei Province accounted for 20.3%, 19.9% and 13.6%, respectively, of our total net revenues in 2023. Cooperative centers located in Guangdong Province, Shandong Province and Jiangsu Province accounted for 24.6%, 14.2% and 13.4%, respectively, of our total net revenues in 2024.

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

In addition, the top five of our hospital partners in terms of revenue contribution, accounted for 9.1% of our total network accounts receivable as of December 31, 2024. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

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

Our total outstanding accounts receivable from our hospital partners were RMB59.0 million and RMB65.4 million (US$9.0 million) as of December 31, 2023 and 2024, respectively. As of December 31, 2024, approximately 71.4% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2023 were still outstanding. In 2022, 2023 and 2024, accounts receivable of nil, nil and RMB0.04 million were written off as uncollectible, respectively.

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

In 2022, 2023 and 2024, net revenues derived from our cancer hospitals and clinics located in Shanghai and Guangzhou accounted for 42.4%, 57.4% and 69.8%, respectively, of our total net revenues in the same periods. Going forward, we expect that a large part of our net revenues will remain dependent on our cancer hospitals located in Shanghai and Guangzhou, especially as we are in the process of expanding our hospital operations in such regions. We are therefore sensitive to the regulatory, economic, environmental and competitive conditions, as well as the public health landscape, in such regions. In addition, the business of our hospitals and clinics may also be materially and adversely affected if any economic downturn in these regions were to result in patients cutting back on spending on oncology healthcare services. In the event that the average spending power of the population decreases or the economic growth in Shanghai and Guangzhou slows down, demand for medical services, especially for the premium oncology healthcare services in private hospitals, may substantially decrease, and our results of operation and profitability may be adversely affected. Furthermore, significant changes in the laws and regulations governing the healthcare industry in Shanghai and Guangzhou, such as those in relation to the medical professional licensing system, qualification and compliance requirements for medical institutions, may have a material effect on our business operations.

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

In medical insurance designated medical institutions in China, being the medical institutions that are eligible for public medical insurance coverage, patients may make partial payments if the medical bills are not fully covered, with the remaining fees payable to be settled between us and the relevant public medical insurance authorities. As such, whether a medical institution is eligible for public medical insurance coverage could affect its acceptance among potential patients. As of the date of this annual report, two of our cancer hospitals and clinics including Guangzhou Hospital, and Shanghai Outpatient Department were medical insurance designated medical institutions in China. In 2022, 2023 and 2024, net revenues derived from settlement through public medical insurance programs accounted for approximately 16%, 24% and 29% of our total net revenues for the same periods, respectively. We expect to continue to receive a significant portion of our total medical bill payments under public medical insurance programs in China.

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

Under both the DRG and the DIP payment system, the local public medical insurance authorities reimburse medical institutions that adopted DRG or DIP according to the reimbursement standard of the disease group that the patient belongs, and not according to the actual costs incurred by the patient at the medical institution. As a result, under the DRG or DIP payment system, there may be non-reimbursable amounts if the claimed reimbursement amount based on the actual inpatient service costs incurred by the patients at Guangzhou Hospital are higher than the reimbursement amounts received by the hospitals according to the reimbursement standard of the corresponding disease group. If our medical institutions record material non-reimbursable amounts in the future, such non-reimbursable amounts could adversely affect the business operation and results of operations of Guangzhou Hospital, which could adversely affect our business, results of operations and financial condition.

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

Although the current number of procurement licenses available did not significantly impact our expansion plans, the limitation on the number of procurement licenses available and any adverse changes to such procurement licenses available in the future, or any failure of our hospital partners and our cancer hospitals and clinics to obtain such licenses, may affect our expansion plan going forward. Any of the foregoing could materially adversely affect our future prospects.

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

On February 8, 2024, the NHC promulgated the Notice of Adjustment of the 14th Five-Year Plan Large-scale Medical Equipment Configuration Plan, which stipulates that in order to meet the needs of people for diversified diagnosis and treatment services and support the healthy and orderly development of socially-run medical care, during the 14th Five-Year Plan period, eight new sets of heavy ion and proton radiotherapy systems were added according to the configuration plan nationwide, which are specially used for socially-run medical care institutions. In September 2024, Guangzhou Concord Cancer Center Co., Ltd.obtained the large medical equipment procurement license for its proton equipment. In December 2024, we received approval to the application for the Registration Certificate for Medical Device for the proton therapy equipment and commenced the operation of the proton center of our Guangzhou Hospital. If we fail to obtain the licenses for our proton therapy systems for our Shanghai Hospital under deployment or we plan to deploy, our business and prospects would be materially and adversely affected. In addition, if such quota for proton therapy treatment systems increases after we obtained our licenses, we may lose our competitive advantage in the field of proton therapy, and our business, results of operations and financial condition could be materially and adversely affected.

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

Concord Healthcare has raised capital in both private and public share offerings to support its business operations. On January 9, 2024, Concord Healthcare’s H shares began to trade on the HKSE under the stock code 2453.HK. As of December 31, 2024, we remained control of Concord Healthcare with 40.32% of its voting right. Concord Healthcare’s operation of its self-owned medical institutions is capital intensive, and it may require additional capital resources in the future. Concord Healthcare may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in Concord Healthcare, and the investors may have a strategy or objectives different from ours with respect to Concord Healthcare or impose conditions that could restrict the operations of Concord Healthcare. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

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

We depend on the key members of our management team and of our material subsidiaries, such as Dr. Jianyu Yang, chairman and our chief executive officer, and Mr. Wei Jiang, our chief financial officer, as well as other key personnel for the continued growth of our business. The loss of any of these key members or other key personnel could delay the implementation of our business strategy and adversely affect our operations. Our future success also depends in large part on our ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful, it may be more difficult for us to execute our business strategy.

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

We have applied for and obtained the registration of our trademark “Medstar” and a total of 168 other trademarks, including “Concord Medical,” in China to protect our corporate name as of the date of this annual report. We also owned the rights to 75 domain names that we use in connection with our business as of the same date. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademarks or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

We believe our proton center in Guangzhou Hospital and planned proton center Shanghai Hospital, will offer the most advanced and cutting-edge treatment to cancer patients in China, including proton therapy, the most sophisticated radiotherapy currently available in the market. While considered the most accurate and effective radiotherapy mode at this time, proton therapy treatment may be overtaken by new trends or breakthroughs in the radiotherapy market. For instance, there is a trend of miniaturization of proton therapy equipment, which delivers the same treatment at lower upfront investments and physical specifications.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2024 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. See “Item 15. Controls and Procedures.”

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

We believe we were likely classified as a passive foreign investment company, for our taxable year ended on December 31, 2024, in which case United States Holders of our ordinary shares or ADSs will generally be subject to adverse United States federal income tax consequences.

The determination of whether or not we are a passive foreign investment company (a “PFIC”) is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents). The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including cash we received through the effective listing of our subsidiary Concord Healthcare on the HKSE as of January 9, 2024. Although we currently consolidate the income and operations of Concord Healthcare in our financial statements, if our ownership percentage of Concord Healthcare declines in the future, we may not be able to include the income and assets of Concord Healthcare for purposes of the PFIC rules. Based upon our income and assets, as well as the market price of our ADSs and ordinary shares, we believe that we were likely a PFIC for the taxable year ended December 31, 2024.

If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. Additionally, if we are a PFIC for any taxable year during which United States Holders hold our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such United States Holders even if we do not satisfy either of the above tests to be classified as a PFIC in any subsequent year. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our cancer hospitals and network of radiotherapy and diagnostic imaging centers are located across China, our operations may be particularly vulnerable to any health epidemic, such as avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. Since December 2019, an outbreak of respiratory illness caused by the COVID-19 has and is continuing to spread rapidly throughout the world. The PRC government has taken certain emergency measures to combat the spread of the virus, including implementation of travel bans and closure of factories and businesses. The outbreak has negatively impacted the operations of our cancer hospitals and cooperative centers in China. For example, certain of our medical institutions in Shanghai experienced temporary closure in the first half of 2022. In addition, due to the temporary travel restrictions and stay-at-home orders during the regional COVID-19 resurgence in Guangzhou city in the second half of 2022, our Guangzhou Hospital has experienced patient appointment cancellations and difficulties for employees to work on-site in such periods. We have also experienced certain negative impact of COVID-19 pandemic on our network business, primarily including (1) the delay in logistics for delivery, installation and acceptance of medical equipment, primarily including large-scale medical equipment, as impacted by the less frequent transportation and travel restrictions for the relevant technical staff amid the regional resurgence of COVID-19 pandemic in 2022, and (2) reduced offline marketing activities amid the temporary government-mandated travel restrictions or bans to contain the spread of the COVID-19, especially in Shanghai. In addition, the completion time for exterior wall construction for Shanghai Hospital was postponed from June 30, 2021 to January 2023 due to the lack of labor in Shanghai during the COVID-19 resurgence.

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

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

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

Any failure to obtain or delay in obtaining approvals and completing filing procedures from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review, for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On September 30, 2024, the State Council published the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. It also imposes specific requirements for network data processors that process important data. The Data Security Regulations define “important data” as “data in specific fields, specific groups, specific regions or reaching certain accuracy and scale, which if tampered with, destroyed, leaked or illegally obtained or used may directly endanger national security, economic operation, social stability, public health and safety.” The Data Security Regulations calls for the national data security coordination mechanism to coordinate with relevant authorities to issue catalogues of “important data” in relevant regions and sectors. Network data processors must identify and report the “important data” processed by them to relevant authorities, who are required to notify the network data processors or publish the results to the public in a timely manner. The Data Security Regulations imposes several compliance obligations on network data processors that process important data, including but not limited to, (i) appoint a network data security officer and establish an internal data security management organization; (ii) conduct a risk assessment before sharing, entrusting vendors for processing or jointly processing of important data, unless the above processing activities are necessary for fulfilling legal duties or obligations; (iii) report the important data disposition plan (including the name and contact information of the recipient of the important data to competent authorities at the provincial level before a merger, division, dissolution, or bankruptcy that could materially affect the security of important data; and (iv) conduct an annual risk assessment of network data processing activities and submit a risk assessment report to the relevant authorities at the provincial level which will then share the report with the provincial branch of the CAC and the public security authority.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. In 2018, the Class A ordinary shares held by Morgancreek Investment Holding Limited (“Morgancreek”) were converted into Class B ordinary shares at one-to-one ratio and Morgancreek completed its restructuring. Immediately after the exchange and Morgancreek’s restructuring, the spouse of Dr. Jianyu Yang, our chairman and chief executive officer, indirectly held 70% interest in Morgancreek, Dr. Jianyu Yang became Morgancreek’s sole director and Morgancreek held 38,287,948 of our Class B ordinary shares and 466,097 of our ADSs. Dr. Jianyu Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. As of the date of this annual report, Dr. Jianyu Yang beneficially held 40.1% in our company, representing 73.2% of the total voting rights in our company.

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

In October 2014, we established a wholly-owned free-standing radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center (“Datong Hospital” in Datong City, Shanxi Province, to provide advanced diagnostic and radiotherapy services with 100 beds.

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

We had previously entered into a series of cooperation agreements with Chang’an Information Industry (Group) Co., Ltd. and certain other shareholder of Beijing Proton Medical Center, which contemplated for us to invest equity capital to Beijing Proton Medical Center project. In January 2016, we acquired from Chang’an Information Industry (Group) Co., Ltd. 100% of the equity interests in Beijing Century Friendship, which held a 55.0% equity interest in Beijing Proton Medical Center, with a total consideration of RMB100.6 million. On December 27, 2023, we entered into a shares transfer agreement with Sallekey Capital Management Limited., pursuant to which we sold 100% of the equity interests in King Cheers Holdings Limited (“King Cheers”) held by Ascendium, together with the 25.0% of the equity interests in Beijing Proton Medical Center through King Cheers, at a nominal consideration of HK$1.00. The sale and the equity interest transfer were completed on December 27, 2023. As a result, we indirectly held a 54.01% equity interest in Beijing Proton Medical Center through Beijing Century Friendship. Beijing Century Friendship previously engaged in the establishment and construction of Beijing Proton Medical Center. The cooperation agreements for the Beijing Proton Medical Center project was terminated in 2022.

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

In March 2018 and July 2018, we, the investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited, and other investors entered into agreements pursuant to which the parties jointly made a strategic investment in our subsidiary, Concord Healthcare. The total investment was RMB1.5 billion. Upon completion of the investment, those investment institutions led by CICC Capital and the other minority investors held a total of approximately 40% of the equity interests in Concord Healthcare and our equity interest in Concord Healthcare was diluted to approximately 60%. As of December 31, 2019, our effective equity interest in Concord Healthcare was approximately 60%. In February 2020, we and CITIC Industrial Investment Group Limited (“CITIC”) entered into agreements pursuant to which CITIC will make an investment of approximately RMB700.0 million in Concord Healthcare, subject to the satisfaction of closing conditions. Upon completion in March 2020, our ownership in Concord Healthcare was diluted from approximately 60% to approximately 50%. In April 2021, we entered into an investment agreement with five entities and one individual, pursuant to which these investors subscribed an aggregate of 18,805,826 newly issued shares of Concord Healthcare with a total consideration of RMB400.0 million. In April 2022, we transferred 2.05% of the equity interest in Concord Healthcare to Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”), the sole limited partner of which is Shanghai Medstar. In December 2020 and April 2021, we obtained declaration of certain noncontrolling shareholders, pursuant to which they irrevocably delegate their voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period they own the equity interest in Concord Healthcare. In April 2022, we obtained the declaration of Shanghai Xinhe, pursuant to which it irrevocably delegates its voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period it owns the equity interest in Concord Healthcare. Subsequently, on March 9, 2023, Shanghai Medstar transferred 27.27% of the partnership interest in Shanghai Xinhe to Shanghai Linen International Trading Co., Ltd. (“Shanghai Linen”), a limited liability company established in the PRC and ultimately controlled by Ms. Sirong Tian (a shareholder of Model Oasis Limited and Solar Honor Limited), at a consideration of RMB60.0 million, which was fully settled on March 10, 2023. Upon completion of such transfer, limited partners of Shanghai Xinhe are Shanghai Medstar and Shanghai Linen, which hold 72.73% and 27.27% of the partnership interest in Shanghai Xinhe, respectively. In June 2023, we and several of our subsidiaries signed a Capital Increase and Share Purchase Agreement with CSPC NBP Pharmaceutical Co., Limited (“NBP”). Pursuant to the agreement, NBP purchased 4.17% shares of Concord Healthcare with the consideration of RMB300.0 million (US$42.3 million). After the completion of all transactions mentioned above, our equity interest in Concord Healthcare had been diluted to 42.09% as of December 31, 2024. In June 2023, we successively obtained declaration from certain of the noncontrolling shareholders of Concord Healthcare pursuant to which the noncontrolling shareholder delegates its voting rights in the general meeting of shareholders of Concord Healthcare to us irrevocably during the period it owns the share interest in Concord Healthcare, after the transaction mentioned above in June 2023. We remained control of Concord Healthcare with 40.32% of the voting right of Concord Healthcare as of December 31, 2024.

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

On April 25, 2024, we entered into a equity transfer agreement with a third party, Guangzhou Swallowing Home Health Management Co., Ltd. Pursuant to agreement, we would sell its 70% shares it held in New Spring Group and its subsidiary with consideration of RMB2.6 million (US$0.4 million). As of December 31, 2024, the disposal transaction was completed, and we received totally RMB0.7 million (US$0.01 million), with remaining consideration of RMB1.9 million (US$0.3 million) outstanding. We recognized a total disposal gain of RMB2.5 million (US$0.3 million).

On April 26, 2024, we entered into a equity transfer agreement with a third party, Guangzhou Yipusheng Health Management Co., Ltd. Pursuant to agreement, we would sell all the shares it held in Shenzhen Concord Medical Investments Limited (“CCM SZ”) and its subsidiary, Datong Hospital, with consideration of RMB10.0 million (US$1.4 million). As of December 31, 2024, the disposal transaction was completed, and the relative consideration was received. We recognized a total disposal gain of RMB45.5 million (US$6.2 million). This dissolution or disposal of subsidiary did not represent a strategic shift on we major business and have no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

Effective from July 30, 2024, we changed the ratio of our ADSs to Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS representing three Class A ordinary shares to a new ADS Ratio of one ADS representing 30 Class A ordinary shares. In September 2024, Guangzhou Concord Cancer Center Co., Ltd. obtained the large medical equipment procurement license for its proton equipment. In December 2024, we received approval to the application for the Registration Certificate for Medical Device for the proton therapy equipment. and commenced the operation of the proton center of our Guangzhou Hospital.

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of December 31, 2024.

As of the date of this annual report, we conduct substantially all of our operations through Shanghai Imaging Center, Guangzhou Hospital, Shanghai Outpatient Department, Shanghai General Practice Clinic and Yinchuan Meizhong Jiahe Internet Hospital Ltd. in PRC for our hospital business and the following subsidiaries for our network business in the PRC:

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

Initial Public Offering

On December 11, 2009, our ADSs were listed on the NYSE.

Dual Class Share Structure

In January 2015, our shareholders approved the creation of a dual class share structure. In October 2018, Bluestone Holdings Limited, a company indirectly wholly owned by Mr. Zheng Cheng, transferred its shares in Morgancreek to companies wholly owned by Ms. Sirong Tian and Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, respectively. On the same day, all the Class A ordinary shares held by Morgancreek were converted into Class B ordinary shares. Morgancreek transferred 7,500,000 Class B ordinary shares to Bluestone. Upon completion of these transactions, Ms. Tian and Ms. Zhang indirectly hold 30% and 70% shares of Morgancreek, respectively, and Dr. Cheng holds ordinary shares of our company through Bluestone. As of the date of this annual report, 130,251,685 ordinary shares were outstanding, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes.

B.Business Overview

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. Through our network business, we also empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2024, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. As of the same date, we provided equipment leasing and comprehensive support services for eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. These hospitals substantially consist of Class III Grade A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health). We also provide other services, primarily including medical solutions and support services, as part of our network business to other enterprise customers.

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

We are in the process of establishing and operating new cancer hospitals and proton centers in China to develop our hospital business. We have one planned hospital in China, namely Shanghai Hospital, and one hospital in operation in China, namely Guangzhou Hospital, which provide premium cancer treatment services to our patients. We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in 2026. We also commenced construction of Guangzhou Hospital in November 2017, and the construction was completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we also plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2027.

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

We believe our planned proton centers will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton therapy, the most sophisticated radiotherapy currently available in the market. Proton therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. We commenced the operation of the proton center of our Guangzhou Hospital, in December 2024 and we expect to commence operation of the proton center of Shanghai Hospital deployed in 2027. In addition, we commenced the construction of Beijing Proton Medical Center in June 2017. The construction was suspended and delayed due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations under the related cooperation agreements. The cooperation agreements for the Beijing Proton Medical Center project was terminated in 2022. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. In November 2018, MD Anderson Proton Therapy Center reached an agreement with MD Anderson to sell all its assets and liabilities to MD Anderson, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP. at a consideration of RMB212.9 million. As a result, we disposed of our equity interest in MD Anderson Proton Therapy Center.

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

Our business structure has evolved in recent years through the development of new cancer hospitals and clinics, such as Guangzhou Hospital which commenced operation in June 2021, and cancer clinics, such as Shanghai General Practice Clinic which commented operation in September 2021. Our total net revenues were RMB472.1 million, RMB537.4 million and RMB384.0 million (US$52.6 million) in 2022, 2023 and 2024, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues” regarding our total net revenues by segments and our total net revenues by geographic regions in 2022, 2023 and 2024. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Hospital Business

We provide a full cycle of premium oncology healthcare services including screening, diagnosis, treatment and post-treatment health management to patients through our self-owned cancer hospitals and clinics. As of December 31, 2024, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2024. Leveraging our accumulated oncology healthcare technology and experience, we strive to provide increasingly more personalized and comprehensive services through omni-channels to meet the evolving demands of cancer patients in China.

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

Pursuant to the applicable PRC laws and regulations, a private for-profit medical institution is generally entitled to set the prices of its services at its own discretion. We price the oncology healthcare services provided by our self-owned cancer hospitals and clinics based on a number of factors, including complexity of the treatment, operating costs, local market conditions and competitors’ pricing of similar services. At our self-owned cancer hospitals and clinics that are medical insurance designated medical institutions, including Guangzhou Hospital and Shanghai Outpatient Department, we are required to set the prices for services covered by the public medical insurance programs in accordance with the pricing guidelines adopted under such programs in order for our patients to be eligible for reimbursements.

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

In January 2011, we entered into a framework agreement with Sun Yat-Sen University Cancer Center and a third party to build Guangzhou Hospital, a 400-bed cancer hospital in Guangzhou with a planned gross floor area of 40,000 square meters for cancer diagnosis and treatment. In May 2012, we obtained the approval of establishing medical institution from the NHC of Guangdong Province. Guangzhou Hospital was granted the land usage rights from the local land administrative bureau in 2012 and obtained the relevant land use rights certificate in 2013. The construction of this hospital project commenced in November 2017 and completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2027.

Shanghai Hospital

Shanghai Hospital is designed to be a comprehensive cancer hospital with 400 beds and a planned gross floor area of 158,769 square meters located in Xinhongqiao Park. In April 2014, we received the government approval for the establishment of Shanghai Hospital. Our Shanghai Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multi-disciplinary system. The construction of this hospital project commenced in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in 2026 and commence the operation of its proton center in 2027.

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

In June 2024, we completed the equity transfer process of Datong Hospital to a third party.

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

In April 2020, we acquired Guangzhou Outpatient Department. Guangzhou Outpatient Department is an affiliated oncology specialty outpatient department to our Guangzhou Hospital, with its core specialty in breast cancer. Located in downtown Guangzhou, it primarily provides cancer screening, diagnosis, treatment and health management services for outpatients and is equipped with advanced oncology diagnostic equipment such as color doppler ultrasound, mammography, endoscopy and CT. In June 2024, we completed the equity transfer process of Guangzhou Outpatient Department to a third party .

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

Our Network Business

As of December 31, 2024, we operated an extensive network of eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. These hospitals substantially consist of Class III Grade A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes seven radiotherapy centers and one diagnostic imaging center.

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

Lease and Management Services Arrangements

As of December 31, 2024, we had six cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

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

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2024, we did not operate cooperative centers under service-only agreements. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2024, we had such agreements at two cooperative centers among the totality of our eight cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

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

Proton Therapy System

We had two sets of proton therapy equipment as of the date of this annual report. Specifically, in September 2020, we completed the installment of one set of proton equipment in our Guangzhou Hospital. We have also procured a set of proton therapy equipment in February 2022, which is held by Concord Healthcare for future deployment based on its business needs. In September 2024, Guangzhou Concord Cancer Center Co., Ltd. obtained the large medical equipment procurement license for its proton equipment. In December 2024, we received approval to the application for the Registration Certificate for Medical Device for the proton therapy equipment and commenced the operation of the proton center of our Guangzhou Hospital. In addition, we expect to commence operation of the proton center of Shanghai Hospital in 2027.

Linear Accelerators and External Beam Radiotherapy

As of December 31, 2024, we owned six linear accelerators at our cancer hospitals and cooperative centers. As of the same date, the cooperative centers under service-only technical service agreements in our network owned two linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for ten to 20 minutes. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. As of December 31, 2024, we owned three head gamma knife systems at our cancer hospitals and cooperative centers.

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

Diagnostic Imaging

We employ a wide range of diagnostic imaging equipment at our cancer hospitals and cooperative centers. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including among others, PET-CT scanners, MRI scanners and PET-MR scanners. A PET-CT scanner combines a PET scanner and a CT scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. A PET-MR scanner combines a PET scanner and an MRI scanner. PET-MR scanners perform whole-body examinations at both anatomical and metabolic levels at the same time, which reduces the scanning time and patients’ radiation exposure. It is widely recognized as an advanced device for early screening and diagnosis of malignant tumors and neurological diseases. As of December 31, 2024, we owned four MRI scanners, two PET-CT scanners and one PET-MR scanner at our cancer hospitals and cooperative centers.

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

Staffing

We are responsible for employing and managing all personnel of our cancer hospitals and clinics, including doctors and other medical personnel. The medical professional team at our cancer hospitals and clinics comprises primarily doctors (including full-time and part-time), doctor assistants, professional nurses and caretaking staff, anesthetist, radiation physicists, pathologists, radiologists and imaging technicians. The performance of medical professionals is reviewed regularly with reference to performance targets set primarily based on their positions and their respective clinical departments. The results of such reviews will later be used in salary determinations, bonus awards and promotion appraisals.

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

After each potential opportunity is identified and evaluated by the hospital investment team or the business development team, as applicable, the opportunity is presented to our investment committee for review. Our investment committee consists of several of our senior executives and members of our board of directors, and includes chairman of the committee, Dr. Jianyu Yang, chief financial officer, Mr.Wei Jiang and five senior executives. New projects need to be approved by a super-majority approval of our investment evaluation committee and also by our chief executive officer.

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

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 168 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 75 domain names that we use in connection with the operation of our business as of the same date. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available.

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

Legal and Administrative Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including labor disputes, customer complaints and other dissatisfactions, administrative penalties in relation to our advertisements, and trademark and copyright disputes with third parties. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations or financial condition.

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

Radiation Safety Permits

As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Technology are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on December 6, 2008 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. Shanghai Medstar has received a radiation safety permit. The radiation safety permit of Aohua Technology expired on October 14, 2014 and was not renewed due to the fact that Aohua Technology has stopped selling radioactive materials or devices in the PRC. In addition, our Shanghai Imaging Center, Shanghai Outpatient Department, and Guangzhou Hospital have obtained the radiation safety permits.

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

These rules will apply to any proton or heavy ion radiotherapy treatment centers that we or our hospital partners may build and operate in the future, including our Shanghai Hospital.

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

On September 30, 2024, the State Council published the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. It also imposes specific requirements for network data processors that process important data. The Data Security Regulations define “important data” as “data in specific fields, specific groups, specific regions or reaching certain accuracy and scale, which if tampered with, destroyed, leaked or illegally obtained or used may directly endanger national security, economic operation, social stability, public health and safety.” The Data Security Regulations calls for the national data security coordination mechanism to coordinate with relevant authorities to issue catalogues of “important data” in relevant regions and sectors. Network data processors must identify and report the “important data” processed by them to relevant authorities, who are required to notify the network data processors or publish the results to the public in a timely manner. The Data Security Regulations imposes several compliance obligations on network data processors that process important data, including but not limited to, (i) appoint a network data security officer and establish an internal data security management organization; (ii) conduct a risk assessment before sharing, entrusting vendors for processing or jointly processing of important data, unless the above processing activities are necessary for fulfilling legal duties or obligations; (iii) report the important data disposition plan (including the name and contact information of the recipient of the important data to competent authorities at the provincial level before a merger, division, dissolution, or bankruptcy that could materially affect the security of important data; and (iv) conduct an annual risk assessment of network data processing activities and submit a risk assessment report to the relevant authorities at the provincial level which will then share the report with the provincial branch of the CAC and the public security authority.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of December 31, 2024.

Concord Medical Services Holdings Ltd. (Cayman)
100%
Our Medical Services Ltd. (BVI)
Cyber Medical Networks Ltd. (HK)
China Medical Services Holdings Ltd. (HK)
Ascendium Group Ltd. (BVI)
Concord Medical Investment Management Ltd. (BVI)
US Proton Therapy Holdings Ltd. (BVI)
100%
US Proton Therapy Holdings Ltd. (US)
100%
100%
100%
100%
100%
100%
100%
100%
85.71%
Medstar Overseas Ltd. (BVI)
Concord Hospital Management Group Ltd. (HK)
Global Medical Imaging (HongKong) Ltd. (HK)
CCM (HONG KONG) Medical Investments Ltd. (HK)
100%
26.85%
98.19%
100%
Tianjin Concord Medical Technology Limited
3.92%
Concord Healthcare Group Co., Ltd.
100%
Shenzhen Aohua Medical Technology Development Co., Ltd.
Guangzhou Meizhong Jiahe Technology Service Ltd.
Guangzhou Concord Medical Sci-Tech Innovation Center Ltd.
30%
Guangzhou Concord Pharmacy Ltd.
Medstar (Shanghai) Enterprise management Co., Ltd.
9.55%
100%
Jiaxue (shanghai) Medical Technology Services Ltd.
100%
100%
70%
0.35%
42.62%
24.60%
2.77%
100%
27.63%
0.8%
26.34%
100%
5%
95%
10.5%
59.13%
100%
Shanghai Taifena Medical Technology Ltd.
Beijing Century Friendship Science & Technology Development Co., Ltd.
Shanghai Meizhong Jiahe Cancer Center
Shanghai Meizhong Jiahe Medical Image Diagnosis Ltd.
Beijing Healthingkon Technology Ltd.
Shanghai Taizhi Medical Technology Services Ltd.
Beijing Yundu Internet Technology Co., Ltd.
Shanghai Concord Cancer Center
100%
Medstar (Guangzhou) Medical Technology Services Ltd.
100%
55%
71.57%
80%
69.93%
Beijing Proton Medical Center Co., Ltd.
Beijing Concord Medical Technology Limited
Beijing Healthingkon Data Technology Co., Ltd.
100%
Guangzhou Concord Cancer Center
Ningbo Jiahe Hospital Management Ltd.
100%
Yinchuan Meizhong Jiahe Internet Hospital Ltd.
28.6%
71.4%
100%
7.93%
100%
Taizhou Concord Leasing Ltd.
Wuxi Concord Medical Development Ltd.
92.07%
Wuxi Meizhong Jiahe Cancer Center
Shanghai Meizhong Jiahe General Practice Center
Shanghai Hexinkang Technology Service Co., Ltd.
100%

D.Property, Plants and Equipment

Our principal headquarters are located at Room A1-A5 26/F, East Zone, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020. We occupy and use this office space with a gross floor area of approximately 877 square meters, pursuant to lease agreements.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	877	October 2026	Office space
Beijing	54	June 2025	Office space
Shanghai	31	October 2025	Office space
Shenzhen	157	November 2026	Office space

We also own certain properties in China to establish and operate cancer hospitals and clinics as part of our business expansion. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC government under the PRC land system.

The following table sets forth the details of our leased and self-owned properties for hospital and clinic use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(5) (6)
Shanghai(1)	158,769	400	Shanghai Hospital	Owned	Under construction
Guangzhou(2)	40,000	400	Guangzhou Hospital	Owned	In operation
Shanghai	3,015	—	Shanghai Outpatient Department	Leased (Expire in September 2026)	In operation
Shanghai	10,429	—	Shanghai Imaging Center	Leased (Expire in September 2036)	In operation
Shanghai(3)	557	—	Shanghai General Practice Clinic	Leased (Expire in December 2036)	In operation
(1)	In July 2015, we entered into the land use rights grant contract for a parcel of land in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Hospital.
(2)	In August 2012, we entered into the land use rights grant contract for a parcel of land in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our Guangzhou Hospital. Guangzhou Hospital has already been in operation since June 2021, and we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2027. By completion of the construction project, the aggregate site area is expected to reach 40,000 square meters.
(3)	Shanghai General Practice Clinic is located inside the building of Shanghai Imaging Center and shares its leased property.
(4)	See “—B. Business Overview—Our Network of Centers” and “—B. Business Overview—Our Own Cancer Hospitals and Clinics” for more details of each our hospital projects.
(5)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Acquisitions and Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following precision radiotherapy equipment as of December 31, 2024, which were located in our cancer hospitals and our cooperative centers:

Number of precision radiotherapy equipment owned:
Proton therapy systems	2
Linear accelerators	6
Head gamma knife systems	3
Others(1)	1
Total	12
(1)	Included a neutron knife therapy system.

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

A.Operating Results

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. As of December 31, 2024, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operated an internet hospital as of the same date. We generated revenue from our self-owned hospitals primarily from provision of outpatient and inpatient healthcare services.

Through our network business, we empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2024, we provided equipment leasing and comprehensive support services for eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. We have established most of the cooperative centers in our network through long-term lease and management services arrangements with hospitals typically ranging from five to 20 years. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, PET-CT scanner or MRI scanner. We typically purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

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

Our Ability to Expand Our Cancer Hospitals and Cooperative Centers

As of December 31, 2024, we had eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing cancer hospitals and clinics in China. As of December 31, 2024, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. In addition, we also operate an internet hospital. We were also in the process of constructing Shanghai Hospital as of December 31, 2024. The development of these hospitals is an important step of our broader strategy and is expected to become the key driver of our future growth.

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

We closed eight cooperative centers, three cooperative centers and two cooperative centers in 2022, 2023 and 2024, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward.

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

The numbers of our treatment and diagnostic patient visits in our cooperative centers decreased from 4,523 and 20,980 in 2022, respectively, to 2,861 and 19,437 in 2023, respectively, and further to 1,703 and 1,010 in 2024, respectively, primarily due to the reduction of our cooperative centers and the suspension of operation of cooperative centers caused by the COVID-19 pandemic.

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

However, service-only agreements are usually short-term in nature, and the risk of non-renewal of such agreements is high. We also typically receive a lower contracted percentage under such service-only agreements compared to the percentage we receive from cooperative centers managed under lease and management services arrangements. Accordingly, we do not intend to substantially increase the number of service-only agreements in the future. As of December 31, 2024, we did not operate cooperative centers under service-only agreements.

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

On April 25, 2024, we entered into a equity transfer agreement with a third party, Guangzhou Swallowing Home Health Management Co., Ltd. Pursuant to agreement, we would sell its 70% shares it held in New Spring Group and its subsidiary with consideration of RMB2.6 million (US$0.4 million). As of December 31, 2024, the disposal transaction was completed, and we received totally RMB0.7 million (US$0.01 million), with remaining consideration of RMB1.9 million (US$0.3 million) outstanding. We recognized a total disposal gain of RMB2.5 million (US$0.3 million).

On April 26, 2024, we entered into a equity transfer agreement with a third party, Guangzhou Yipusheng Health Management Co., Ltd. Pursuant to agreement, we would sell all the shares it held in Shenzhen Concord Medical Investments Limited (“CCM SZ”) and its subsidiary, Datong Hospital with consideration of RMB10.0 million (US$1.4 million). As of December 31, 2024, the disposal transaction was completed, and the relative consideration was received. We recognized a total disposal gain of RMB45.5 million (US$6.2 million). This dissolution or disposal of subsidiary did not represent a strategic shift on we major business and have no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Hospital business	217,643	46.1	319,059	59.4	270,246	37,024	70.4
Network business	254,442	53.9	218,343	40.6	113,710	15,578	29.6
Total net revenues	472,085	100.0	537,402	100.0	383,956	52,602	100.0

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

We also provide management services to a limited number of cooperative centers through service-only agreements from time to time under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2024, we did not operate cooperative centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable under our network business. Our allowance for doubtful accounts was RMB29.6 million and RMB41.8 million (US$5.7 million) as of December 31, 2023 and 2024, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. In 2022, 2023 and 2024, net revenue derived from our top five hospital partners was approximately 15.9%, 6.0% and 9.1%, respectively, of our total net revenues. Our largest hospital partner accounted for 5.0%, 2.4% and 6.6% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

		Aggregate Revenues in 2024
	Number of	RMB in	$US in	% of Total Net
	Centers	thousands	thousands	Revenues
2025	1	760.4	104.2	8.9
2026	1	1,235.6	169.3	14.5
2027	2	3,506.5	480.4	41.1
2028	—	0.0	0.0	0.0
2029	2	3,027.1	414.7	35.5
Total	6	8,529.6	1,168.6	100.0

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Cost of revenues	624,494	132.3	614,010	114.3	463,118	63,447	120.6
Gross (loss) profit	(152,409)	(32.3)	(76,608)	(14.3)	(79,162)	(10,845)	(20.6)
Operating expenses:
Selling expenses(1)	61,479	13.0	56,299	10.5	48,626	6,662	12.7
General and administrative expenses(1)	311,160	65.9	330,078	61.4	404,372	55,399	105.3
Total operating expenses	372,639	78.9	386,377	71.9	452,998	62,061	119.0
(1)	Our selling expenses included share-based compensation of RMB0.5 million, nil and nil in 2022, 2023 and 2024, respectively. Our general and administrative expenses included share-based compensation of negative RMB6.4 million, nil and nil in 2022, 2023 and 2024, respectively. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers —Share Incentive Plans” for details of the grants under our share incentive plans.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new cancer hospitals and cooperative centers, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Our selling expenses include share-based compensation of RMB0.5 million in 2022, nil in 2023 and nil in 2024.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, provisions for allowance for doubtful accounts of accounts receivable and other receivables, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of negative RMB6.4 million in 2022, nil in 2023 and nil in 2024. See “—Share-based Compensation.”

Impairment of Long-lived Assets. Our impairment of long-lived assets was primarily related to property, plant and equipment in connection with our business operations. We had impairment of long-lived assets of nil, nil and nil in 2022, 2023 and 2024, respectively.

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

We recorded share-based compensation expenses of approximately negative RMB5.9 million in 2022, nil in 2023 and nil in 2024. We recorded negative share-based compensation in 2022 primarily due to the expiration of all of the share options granted to employees. The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the termination date are still subject to the 2008 share incentive plan.

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

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the state of Delaware, United States in 2011. The entity is subject to U.S. federal and state income tax (a flat federal income tax rate of 21% in 2022, 2023 and 2024) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas, and as such, it is subject to Texas franchise tax. The amount of current U.S. federal and state income tax for US Proton Therapy Holdings Limited (Delaware) was RMB0.2 million, RMB0.4 million and negative RMB2.2 million (negative US$299,000) in 2022, 2023 and 2024, respectively.

Hong Kong

Our subsidiaries in Hong Kong do not conduct any substantive operations of their own. No provision for Hong Kong profits tax was made in the consolidated financial statements as we had no assessable profits for the years ended December 31, 2022, 2023 and 2024. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own, which was disposed in 2022 as a subsidiary of Guofu Huimei. No provision for Singapore profits tax was made in the consolidated financial statements as the companies had no assessable profits for the years ended December 31, 2022, 2023 and 2024. In addition, upon payment of dividends by China Medstar and Concord International Hospital to their shareholders, no Singapore withholding tax will be imposed.

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

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	472,085	537,402	383,956	52,602
Cost of revenues	(624,494)	(614,010)	(463,118)	(63,447)
Gross (loss) profit	(152,409)	(76,608)	(79,162)	(10,845)
Operating expenses:
Selling expenses(1)	(61,479)	(56,299)	(48,626)	(6,662)
General and administrative expenses(2)	(311,160)	(330,078)	(404,372)	(55,399)
Other operating income	—	—	—	—
Operating loss	(525,048)	(462,985)	(532,160)	(72,906)
Interest expense	(120,357)	(165,669)	(193,199)	(26,468)
Foreign exchange (loss) gain, net	54,982	10,149	(17,468)	(2,393)
Interest income	10,021	10,832	13,982	1,916
Change in fair value of derivative liability	1,015	5,207	166	23
Income from equity method investments	17,647	20,789	12,696	1,739
Loss on disposal of subsidiaries	(61,546)	(638)	48,497	6,644
Other expenses, net	(216,610)	(10,777)	(9,264)	(1,269)
Gain on sale of partial interests in an equity method investment	—	37,498	(120)	(16)
Changes in fair value of short-term investments	—	—	7,290	999
Loss before income taxes	(839,896)	(555,594)	(669,580)	(91,731)
Income tax benefit	70,906	24,573	17,505	2,398
Net loss	(768,990)	(531,021)	(652,075)	(89,333)
Net loss attributable to non-controlling interests	(279,329)	(233,363)	(343,832)	(47,105)
Net loss attributable to Concord Medical Services Holdings Limited	(489,661)	(297,658)	(308,243)	(42,228)
(1)	Our selling expenses included share-based compensation of RMB0.5 million in 2022, nil in 2023 and nil in 2024.
(2)	Our general and administrative expenses included share-based compensation of negative RMB6.4 million in 2022, nil in 2023 and nil in 2024.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Hospital revenue:
Medicine income and medical service	217,643	319,059	270,246	37,024
Network revenue
Medical solutions	179,135	178,442	99,158	13,585
Management and technical support	53,341	23,164	5,196	712
Operating lease(1)	18,226	13,371	6,719	920
Sales-type lease(1)	3,326	3,366	2,637	361
Direct financing lease(1)	414	—	—	—
	254,442	218,343	113,710	15,578

Total revenues	472,085	537,402	383,956	52,602
(1)	Net revenues from operating lease, sales-type lease and direct financing lease were recognized under ASU 2016-02, Leases (Topic 842).

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Total Net Revenues. Our total net revenues decreased by 28.5% to RMB384.0 million (US$52.6 million) in 2024 from RMB537.4 million in 2023.

Hospital Business. Our net revenues generated from hospital business decreased by 15.3% to RMB270.3 million (US$37.0 million) in 2024 from RMB319.1 million in 2023, primarily due to the concentration of resources on the establishment of proton business and the adjustment of the operational strategies through reducing some departments of the hospital in Guangzhou and saving the relevant staff cost, which led to the fluctuations in the revenue from hospital business.

Network Business. Our net revenues generated from our network business decreased by 47.9% to RMB113.7 million (US$15.6 million) in 2024 from RMB218.3 million in 2023, primarily due to: (1) the decrease in the overall business demand in the current macroeconomic environment, and (2) operating leases business would no longer be a main business of the Company and the originally expired contracts would not be renewed.

Cost of Revenues. Total cost of revenues decreased by 24.6% to RMB463.1 million (US$63.4 million) in 2024 from RMB614.0 million in 2023.

Hospital Business. Our cost of revenues of hospital business decreased by 16.5% to RMB340.3 million (US$46.6 million) in 2024 from RMB407.5 million in 2023, primarily due to: (1) a decrease in salary and wage of RMB36.2 million (US$5.0 million), mainly due to the improved efficiency of human resources and our implementation of the concept of improved efficiency and reduced costs, (2) a decrease in consumables and maintenance cost of RMB6.1 million (US$0.8 million), mainly due to the decrease in the demands along with the decrease in revenue generated from hospital business, (3) a decrease in lease cost of RMB5.6 million (US$0.8 million) primarily due to the reduction in rent in 2024, (4) a decrease in amortisation of intangible assets if RMB13.8 million (US$1.9 million), and 5) a decrease in other operating cost of RMB6.4 million (US$0.9 million) as result of the improved efficiency of administration and our implementation of the concept of improved efficiency and reduced costs.

Network Business. Our cost of revenues of network business decreased by 40.6% to RMB122.8 million (US$16.8 million) in 2024 from RMB206.6 million in 2023, primarily due to the decrease in cost as a result of the decrease in revenue generated from Network Business.

Gross Loss and Gross Margin. As a result of the foregoing, we had a gross loss of RMB79.2 million (US$10.8 million) in 2024, compared to a gross loss of RMB76.6 million in 2023. Our overall gross margin was negative 14.3% and negative 20.6% in 2023 and 2024, respectively.

Hospital Business. Our gross loss of hospital business decreased by 20.8% to RMB70.0 million (US$9.6 million) in 2024 from RMB88.4 million in 2023. Our gross margin of hospital business decreased to negative 25.9% in 2024 from negative 27.7% in 2023, primarily due to the implementation of the concept of improved efficiency and reduced costs.

Network Business. Our gross profit of network business decreased by 177.1% to negative RMB9.1 million (US$1.3 million) in 2024 from RMB11.8 million in 2023. Our gross margin of network business decreased to negative 7.9% in 2024 from 5.4% in 2023, primarily because the revenue from the relevant segment decreased, while the fixed cost remained relatively high.

Operating Expenses. Our operating expenses increased by 17.2% to RMB453.0 million (US$62.1 million) in 2024 from RMB386.4 million in 2023, primarily due to the increase of consultation fee recognized in 2024.

Selling Expenses. Our selling expenses decreased by 13.7% to RMB48.6 million (US$6.6 million) in 2024 from RMB56.3 million in 2023, primarily due to the decrease in staff cost of RMB3.7 million (US$0.5 million) and our implementation of the concept of improved efficiency and reduced costs. Selling expenses as a percentage of total net revenues increased to 12.7% in 2024 from 10.5% in 2023. The increase was primarily due to the fact that the decline in our revenue was predominantly attributed to the Network business. The Network business incurred mainly variable costs. As a result, when the revenue of the Network business decreased, the fixed costs did not decrease proportionally with the revenue.

General and Administrative Expenses. General and administrative expenses increased by 22.5% to RMB404.4 million (US$55.4 million) in 2024 from RMB330.1 million in 2023, primarily due to (1) an increase of RMB65.2 million (US$8.9 million) in provisions for allowance for doubtful accounts of accounts receivable and other receivables included in prepayments and other current assets; (2) an increase of RMB22.7 million (US$3.1 million) in consultation fee, offset by (3) a decrease in staff cost of RMB16.7 million (US$2.3 million). General and administrative expenses as a percentage of total net revenues increased to 105.3% in 2024 from 61.4% in 2023, which was primarily attributable to the increase of consultation fee recognized in 2024.

Impairment of Long-lived Assets. We had impairment of long-lived assets of nil and nil in 2023 and 2024, respectively.

Operating Loss. As a result of the foregoing, our operating loss was RMB532.1 million (US$72.9 million) in 2024, compared to operating loss of RMB463.0 million in 2023.

Interest Expense. Our interest expense increased to RMB193.2 million (US$26.5 million) in 2024 from RMB165.7 million in 2023, primarily due to the increase in loan principal in the amount of RMB690.2 million (US$94.6 million) , net of by a decrease in weighted average interest rate..

Foreign Exchange (Loss) Gain, Net. We had foreign exchange gain, net RMB10.1 million in 2023 and foreign exchange loss, net RMB17.5 million (US$2.4 million) in 2024, primarily due to fluctuations in exchange rate.

Interest Income. Our interest income increased to RMB14.0 million (US$1.9 million) in 2024 from RMB10.8 million in 2023, primarily due to increase of loans principal by certain of the borrowers.

Change in fair value of derivative liability. Our change in fair value of derivative liability decreased to RMB0.2 million (US$0.02 million) in 2024 from RMB5.2 million in 2023, primarily due to fair value change of derivative liability.

Income from Equity Method Investments. Our income from equity method investments decreased to RMB12.7 million (US$1.8 million) in 2024 from RMB20.8 million in 2023, primarily due to the less equity pick up gain from our associates.

Other Expenses, Net; Loss on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment; Changes in fair value of short-term investments. In 2023, we had other expenses, net of RMB10.8 million mainly in relation to the termination of cooperation relationships with one cooperative hospital, partially offset by the proton equipment transfer income of Beijing Proton Medical Center project, loss on disposal of subsidiaries of RMB0.6 million (US$0.1 million) mainly relating to the disposal of King Cheers, and gain on sale of partial interests in an equity method investment of RMB37.5 million (US$5.3 million) in relation to the sale of partial interests in Shanghai Xinhe. In 2024, we had other expenses, net of RMB9.3 million (US$1.3 million) mainly in relation to debt forgiveness related to disposed subsidiaries. We recorded gain on disposal of subsidiaries of RMB48.5 million (US$6.6 million), which mainly represents gain on disposal of Shenzhen Concord Medical Investment Limited in 2024. In 2024, we had changes in fair value of short-term investments of RMB7.3 million (US$1.0 million), which represents the fair value change of nine principal-protected and low-risk financial products from nine different fund companies for treasury management purpose. The financial products were redeemable on demand. As of the date of this announcement, all of such nine financial have been redeemed and settled.

Income Tax Benefit. We had income tax benefit of RMB17.5 million (US$2.4 million) in 2024, compared to RMB24.6 million in 2023, primarily due to we had net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss decreased to RMB652.0 million (US$89.5 million) in 2024 from RMB531.0 million in 2023.

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

Income from Equity Method Investments. Our income from equity method investments increased to RMB20.8 million (US$2.9 million) in 2023 from RMB17.6 million in 2022, and the increase in 2023 was primarily due to the equity pick up gain from Zhejiang Marine.

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

We had net current liabilities of RMB1,141.4 million (US$156.4 million) as of December 31, 2024. As of December 31, 2024, we had RMB216.2 million (US$29.6 million) in cash and cash equivalents, RMB20.8 million (US$2.8 million) in current restricted cash,  RMB649.7 million (US$89.0 million) in short-term borrowings outstanding, and RMB383.0 million (US$52.5 million) in the current portion of such long-term borrowings. As of December 31, 2024, we had an accumulated deficit of RMB4,372.8 million (US$599.1 million) and a total shareholders’ deficit of RMB2,280.4 million (US$312.4 million).

We had net losses in recent years. In 2022, 2023 and 2024, our net loss was approximately RMB769.0 million, RMB531.0 million and RMB652.1 million (US$89.3 million), respectively. We had net cash used in operating activities of RMB276.5 million and RMB397.7 million (US$54.5 million) in 2023 and 2024, respectively. These conditions raised substantial doubt about our ability to continue as a going concern.

From January 2025 to March 2025, we entered into 11 loan contracts with the amount of RMB167.2 million (US$22.9 million), all principals has been received as of the date of this annual report. In addition, in January 2024, we received HK$554.9 million (approximately US$69.9 million) through the effective listing of Concord Healthcare on the HKSE. We will focus on the following activities: (1) we plan to seek additional equity and debt financing from new investors into our hospital and network business operation and extend the terms of current loans; (2) we plan to improve the profitability of network business and hospital business through, among others, upgrading cloud system solutions, accelerating the transformation of scientific research and training achievements into clinical application; and (3) we are currently focusing on improving operational efficiency and reducing cost to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

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

Indebtedness

In May 2018, Shanghai Hospital entered into a long-term loan agreement of RMB1.0 billion with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2024, we had an outstanding balance of RMB918.8 million (US$125.9 million). The loan will be due in May 2028.

In July 2018, Guangzhou Hospital entered into a long-term loan agreement of RMB500.0 million with China Construction Bank that bears an interest rate of 4.9% per annum. The loan is secured by land use rights. As of December 31, 2024, the loan had been fully repaid.

In November 2020, Guangzhou Hospital entered into a long-term loan agreement of RMB400.0 million with China Construction Bank that bears a floating interest rate. The loan is secured by land use rights. As of December 31, 2024, the loan had been fully repaid.

In January 2023, Concord Healthcare entered into an agreement with a maximum credit limit of RMB35.0 million with Bank of Nanjing. Dr. Jianyu Yang, our chairman and chief executive officer, and Shanghai Outpatient Department shall provide corresponding maximum guarantee for the credit. Pursuant to the maximum credit limit agreement, two working capital loan agreements was entered into between both parties, each in the amount of RMB10.0 million, to meet working capital needs of Concord Healthcare. The loan terms are from January 16, 2023 to January 16,2024 and from April 21, 2023 to April 21,2024, respectively. Both of the loan contracts have been renewed for one year with extended maturities to January 14, 2025 and April 21, 2025, maintaining a fixed annual interest rate of 5.5% throughout the original and extended terms. As of December 31, 2024, we had a total outstanding balance of RMB20.0 million (US$2.7 million).

In October 2023, Shanghai Medstar entered into a loan agreement with Shanghai Qianlai Industrial Co., Ltd (“Shanghai Qianlai”) in which Shanghai Qianlai agreed to lend up to RMB80.0 million to the Shanghai Medstar. The interest rate for the loan is fixed at 8.0% per annum. This loan is a revolving credit loan, with a period from October 11, 2023 to October 10, 2024, which has been mutually extended by both parties for one additional year through October 10, 2025. As of December 31, 2024, we had a total outstanding balance of RMB80.0 million (US$11.0 million).

In June 2024,  Concord Healthcare entered into a long-term loan agreement with a maximum credit limit of RMB500.0 million with China Credit Trust Co., Ltd. Pursuant to the maximum credit limit agreement, a loan amount of RMB380.0 million (US$52.1 million) has been received in 2024, that bears a fixed interest rate of 6.45%. 87,170,000 ordinary shares of Concord Healthcare held by Shanghai Medstar were pledged as collateral for this loan.The loan terms are from June 18, 2024 to June 18, 2026. As of December 31, 2024, we had a total outstanding balance of RMB380.0 million (US$52.1 million).

In September 2024, Guangzhou Hospital entered into an agreement with a maximum credit limit of RMB1.3 billion with Shanghai Pudong Development Bank. Pursuant to the maximum credit limit agreement, three long-term loan agreements was entered into between both parties, each in the amount of RMB814.0 million, RMB76.0 million, and RMB284.0 million respectively. The loan is secured by land use rights. Dr. Jianyu Yang, our chairman and chief executive officer, and Concord Healthcare shall provide corresponding maximum guarantee for the credit, The loan carries floating interest rates, and the loan terms are from September 30, 2024 to September 30, 2034. As of December 31, 2024, we had a total outstanding balance of RMB1,169.2 million (US$160.2 million)

In December 2024, Guangzhou Hospital entered into a short-term loan agreement of RMB30.0 million with Shanghai Pudong Development Bank that bears a fixed interest rate of 4.45%. The loan is secured by land use rights and equipment, as well as shares of Guangzhou Hospital held by Concord Healthcare. Dr. Jianyu Yang, our chairman and chief executive officer, and Concord Healthcare shall provide corresponding maximum guarantee for the credit. The loan terms are from December 30, 2024 to October 17, 2025. As of December 31, 2024, we had a total outstanding balance of RMB30.0 million (US$4.1 million).

Certain bank and other borrowings were secured by equipment with a net carrying value of RMB391.1 million and RMB576.3 million (US$79.0 million), accounts receivable with a carrying value of RMB13.3 million and RMB14.7 million (US$2.0 million) including lease receivables with a carrying value of RMB1.8 million and RMB7.1 million (US$1.0 million), land use rights with a carrying value of RMB386.6 million and RMB377.3 million (US$51.7 million), construction in progress with a carrying value of RMB2,027.3 million and RMB1,814.8 million (US$248.6 million), and long-term investments with a carrying value of RMB189.7 million and RMB196.5 million (US$26.9 million), as of December 31, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the short-term bank and other borrowings bore a weighted average interest of 8.19% and 6.97% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 7.42% and 5.94% per annum, respectively.

As of December 31, 2024, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to RMB173.7 million (US$23.8 million) and RMB996.0 million (US$136.5 million), respectively.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2024:

	1-6	7-12	1-2	Over 2
	months	months	years	years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Network Business
Accounts receivable	10,919	12,023	11,529	45,641	80,112
Allowance for credit losses	729	803	4,740	35,487	41,759
Accounts receivable, net	10,190	11,220	6,789	10,154	38,353
Hospital Business
Accounts receivable	12,501	876	275	288	13,940
Allowance for credit losses	159	403	275	288	1,125
Accounts receivable, net	12,342	473	—	—	12,815

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

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(216,694)	(276,471)	(397,749)	(54,491)
Net cash used in investing activities	(118,792)	(47,681)	(593,444)	(81,300)
Net cash generated from financing activities	383,088	257,653	1,146,031	157,005
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(47,170)	(2,425)	(8,275)	(1,134)
Net (decrease) increase in cash and cash equivalents and restricted cash	432	(68,924)	146,563	20,080
Cash and cash equivalents and restricted cash at beginning of the year	158,911	159,343	90,419	12,387
Cash and cash equivalents and restricted cash at end of the year	159,343	90,419	236,982	32,467

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

Net cash used in operating activities for the year ended December 31, 2024 was RMB397.7 million (US$54.5 million), resulting primarily from our net loss of RMB652.1 million (US$89.3 million), as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB193.2 million (US$26.5 million), (2) depreciation of property, plant and equipment of RMB84.8 million (US$11.6 million), (3) allowance for doubtful accounts of RMB128.2 million (US$17.6 million), (4) amortization of intangible assets of RMB36.4 million (US$5.0 million), (5) lease expense to reduce operating lease ROU of RMB22.6 million (US$3.1 million), which were partially offset by (1) gain on disposal of subsidiaries of RMB48.5 million (US$6.6 million), (2) gain from equity method investments of RMB12.7 million (US$1.7 million), and (3) deferred tax benefit of RMB15.7 million (US$2.1 million). Additional factors affecting operating cash flow included (1) a increase in accrued expenses and other liabilities of RMB97.5 million (US$13.4 million), (2) a decrease in inventories of RMB6.5 million (US$0.9 million), (3) a decrease in accounts receivable of RMB12.0 million (US$1.6 million), (4) an increase in account payable of RMB93.1 million (US$12.7 million), which were partially offset by (1) a increase in prepayments and other current assets of RMB335.7 million (US$46.0 million), (2) a increase in operating lease liabilities of RMB19.3 million(US$2.6 million), and (3) a increase in accrued unrecognized tax benefit of RMB0.04 million (US$0.01 million).

Net cash used in operating activities for the year ended December 31, 2023 was RMB276.5 million, resulting primarily from our net loss of RMB531.0 million, as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB165.7 million, (2) depreciation of property, plant and equipment of RMB82.1 million, (3) allowance for doubtful accounts of RMB64.7 million, (4) amortization of intangible assets of RMB36.7 million, (5) lease expense to reduce operating lease ROU of RMB26.7 million, which were partially offset by (1) gain on sale of partial interests in an equity method investment of RMB37.5 million, (2) loss from equity method investments of RMB20.8 million, and (3) deferred tax benefit of RMB13.0 million. Additional factors affecting operating cash flow included (1) a increase in accrued expenses and other liabilities of RMB70.8 million, (2) a decrease in inventories of RMB44.5 million, (3) a decrease in accounts receivable of RMB36.5 million, (4) an increase in account payable of RMB15.8 million, which were partially offset by (1) a increase in prepayments and other current assets of RMB149.7 million, (2) a increase in deferred revenue of RMB41.2 million, and (3) a decrease in accrued unrecognized tax benefit of RMB15.8 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was RMB593.4 million (US$81.3 million), consisting primarily of investment in a joint venture of RMB102.0 million (US$14.0 million), cash distribution from equity method investments of RMB10.0 million (US$1.4 million), proceeds from disposal of other investment of RMB27.7 million (US$3.8 million), which were partially offset by the purchase of short-term investment of RMB204.6 million (US$28.0 million), the deposits for the purchases of property, plant and equipment of RMB249.9 million (US$34.2 million), acquisitions of property, plant and equipment of RMB150.8 million (US$20.7 million), and acquisitions of intangible assets of RMB10.2 million (US$1.4 million).

Net cash used in investing activities for the year ended December 31, 2023 was RMB47.7 million, consisting primarily of proceeds from disposal of certain percentage of an equity method investment of RMB60.0 million, cash distribution from equity method investments of RMB12.0 million, which were partially offset by the acquisitions of property, plant and equipment of RMB113.0 million, acquisitions of intangible assets of RMB4.0 million, and deposits for the purchases of property, plant and equipment of RMB2.7 million.

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

Net Cash Generated from Financing Activities

Net cash generated from financing activities for the year ended December 31, 2024 was RMB1,146.0 million (US$157.0 million), consisting primarily of proceeds from long-term bank and other borrowings of RMB1,917.2 million (US$262.7 million), proceeds from short-term bank borrowings of RMB504.7 million (US$69.1 million), proceeds from initial public offering of Concord Healthcare Group Co., Ltd. of RMB510.5 million (US$69.9 million), borrowings from related parties of RMB300.5 million (US$41.2 million), which were partially offset by the repayment of long-term bank and other borrowings of RMB1,391.2 million (US$190.6 million), the repayment of short-term bank and other borrowings of RMB360.3 million (US$49.4 million), and the repayment to related parties of RMB335.4 million (US$45.9 million).

Net cash generated from financing activities for the year ended December 31, 2023 was RMB257.7 million, consisting primarily of proceeds from short-term bank borrowings of RMB337.7 million, capital injection from a noncontrolling interests in a subsidiary of RMB300.0 million, proceeds from long-term bank and other borrowings of RMB110.0 million, borrowings from related parties of RMB22.2 million, which were partially offset by the repayment of short-term bank and other borrowings of RMB442.9 million, and the repayment to related parties of RMB61.8 million.

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

Capital Expenditures

In 2022, 2023 and 2024, our capital expenditures totaled RMB311.9 million, RMB395.6 million and RMB553.4 million (US$75.8 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2023 increased to RMB395.6 million as compared to RMB311.9 million in 2022, primarily due to the increase of purchase of construction in progress. Our capital expenditures in 2024 increased to RMB553.4 million (US$75.8 million) as compared to RMB395.6 million in 2023, primarily due to the increase of purchase of construction in progress.

We estimate that our expected aggregate capital expenditures in 2025 will be approximately RMB70.0 million (US$96.6 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai and Guangzhou. As of December 31, 2024, we had bank credit lines totaling RMB2,816.4 million (US$385.8 million), of which RMB1,169.7 million (US$160.2 million) had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024:

	Payments due by Period
		Less than 1			More than
	Total	year	1-3 years	3-4 years	4 years

	(RMB in thousands)
Short-term debt obligations	649,680	649,680	—	—	—
Long-term debt obligations	3,076,709	383,016	1,041,746	621,127	1,030,820
Operating lease obligations	192,327	47,475	29,247	14,261	101,344
Purchase obligations	190,488	190,488	—	—	—
Total	4,109,204	1,270,659	1,070,993	635,388	1,132,164

Our short-and long-term debt obligations as of December 31, 2024 represented borrowings obtained by our subsidiaries. Our short-term bank and other borrowings outstanding as of December 31, 2024 had a weighted average interest rate of 6.97% per annum. Our long-term bank and other borrowings outstanding as of December 31, 2024 had a weighted average interest rate of 5.94% per annum.

As of December 31, 2024, we had RMB649.7 million (US$89.0 million) in short-term borrowings outstanding, and RMB3,076.7 million (US$421.5 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB383.0 million (US$52.5 million).

As of December 31, 2024, our operating lease obligations for 2025, 2026 and 2027 and thereafter were RMB47.5 million (US$6.5 million), RMB15.0 million (US$2.1 million), RMB14.3 million (US$2.0 million) and RMB115.5 million (US$15.8 million), respectively.

As of December 31, 2024, we had purchase obligations for certain medical equipment that amounted to RMB190.5 million (US$26.1 million), which are all scheduled to be paid within one year.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information of the Company—B. Business Overview— Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events in 2024 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of our future operating results or financial condition.

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

As of December 31, 2023 and 2024, we recorded long-term investments of RMB394.7 million and RMB472.2 million (US$64.7 million), respectively.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of Concord Healthcare Singapore Pte. Ltd in 2020, we divided our business into two reporting units, including network business and hospital business as of December 31, 2021 and 2022. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit. As of December 31, 2023 and 2024, there are still two reporting units after the disposal of the Guofu Huimei and New Spring Group in 2022 and 2024, which was divided into hospital business before disposal.

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

For the year ended December 31, 2023 and 2024, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. We considered the future discounted cash flows expected to be generated by the hospital business and network business, respectively, to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, we estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. We did not record any impairment loss for the years ended December 31, 2023 and 2024 as the fair value of the reporting unit is in excess of its carrying value.

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

Impairment loss on long-lived assets of nil, nil and nil was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name*	Age	Position/ Title
Jianyu Yang	54	Chairman, chief executive officer
Zheng Cheng	62	Director
Yue Yu	41	Director
Wei Jiang	45	Chief financial officer
Wayne Yu	62	Independent director
Liping Zhang	53	Independent director
Hongzhong Liu	54	Independent director

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

Mr. Wei Jiang has served concurrently as assistant to the chairman, acting chair of the new business committee, and chief executive officer of Beijing Healthingkon Technology Co., Ltd., a subsidiary of our Company, since June 2020. Mr. Jiang served as executive director at CICC Capital from April 2016 to May 2020, and vice president at Investment Banking Department of China International Capital Corporation (CICC) from July 2007 to March 2016. He served as senior auditor at Ernst & Young from July 2003 to June 2007. Mr. Jiang successively studied at School of Economics and Guanghua School of Management, Peking University, and obtained a Bachelor’s degree in Economics and a Master’s degree in Business Administration.

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

B.Compensation

Compensation of Directors and Executive Officers

In 2024, the aggregate cash compensation to all of our directors and our executive officers was RMB3.1 million (US$0.4 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2024 for pension, retirement or other similar benefits to our directors and our executive officers, except as disclosed in “—D. Employees” and elsewhere in this annual report on Form 20-F.

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

The following table summarizes, as of December 31, 2024, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

		Exercise
	Ordinary	Price
	Shares	Underlying
	Underlying	Outstanding
	Outstanding	Options	Restricted
Name	Options	(US$/Share)	Shares	Grant Date	Expiration Date
Jianyu Yang	—	—	—	—	—
Zheng Cheng	—	—	—	—	—
Yue Yu	—	—	—	—	—
Wei Jiang	—	—	—	—	—
Wayne Yu	—	—	—	—	—
Liping Zhang	—	—	45,000	September 13, 2017	N/A
	—	—	90,000	October 2, 2018	N/A
Hongzhong Liu	—	—	—	—	—
Other individuals as group	—	—	973,284	February 18, 2014	N/A
	—	—	21,132	July 1, 2014	N/A
	—	—	69,564	August 1, 2014	N/A
	—	—	1,219,425	August 7, 2017	N/A
	—	—	2,935,500	August 8, 2017	N/A
	—	—	5,611,605	October 2, 2018	N/A

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

D.Employees

Our employees consist of personnel that work in our headquarters, our regional offices and self-owned cancer hospitals, as well as certain personnel that work in our network of centers. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 918,727 and 595 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, all of our employees were based in China. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2024
	Employees	% of Total
Management	24	4%
Administration	228	38%
Hospital and Operation	270	45%
Marketing and Business developent	42	7%
Centers	31	5%
Total	595	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2022, 2023 and 2024 was RMB58.6 million, RMB57.6 million and RMB45.8 million (US$6.3 million), respectively.

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

	Ordinary Shares Beneficially Owned(1)
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership(2)	Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	13,982,928	38,287,948	52,270,876	40.1	73.2
Zheng Cheng(5)	—	7,500,000	7,500,000	5.8	13.8
Yue Yu	—	—	—	—	—
Wei Jiang	—	—	—	—	—
Wayne Yu	—	—	—	—	—
Liping Zhang	*	—	*	*	*
Hongzhong Liu	—	—	—	—	—
All directors and officers as a group	14,117,928	45,787,948	59,905,876	46.0	87.0
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	13,982,928	38,287,948	52,270,876	40.1	73.2
Solar Honor Limited(7)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(8)	13,086,350	—	13,086,350	10.0	2.4
Bluestone Holdings Limited(9)	—	7,500,000	7,500,000	5.8	13.8
*	Less than 1.0%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,251,685 ordinary shares outstanding (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual report.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 466,097 ADSs, each representing 30 Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.
(5)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder.
(6)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 466,097 ADSs, each representing 30 Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 14,163,325 Class A ordinary shares, and 40,532 ADSs, each representing 30 Class A ordinary shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(8)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(9)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, a total of 1,650,455 ADSs representing 49,513,629 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Borrowings with Related Parties

Since December 2018, we entered into several loan agreements with Zhejiang Marine. In June 2020, CMS Holdings entered into a shares purchase agreement with Merge Limited to purchase 20% equity interest in Zhejiang Marine. Zhejiang Marine became our associate company since then. Specifically, in May 2021, our subsidiary Aohua Technology entered into a failed sales-leaseback agreement with Zhejiang Marine, with the amount of RMB8.5 million and the term of five years. Aohua Technology acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. The loan bears an interest rate of 7.5% per annum and is secured by equipment. The loan will be due in May 2026. In January and March 2022, Aohua Technology reached agreements with Zhejiang Marine, including a failed sales-leaseback agreement of RMB10.0 million and a failed sales-leaseback agreement of RMB13.0 million. Continuing their collaboration, in May 2022, Aohua Technology further signed a failed sales-leaseback agreement, equivalent to a long-term loan of RMB26.0 million (US$3.7 million). All these loans have been arranged at an annual interest rate of 7.0% and are secured by equipment as collateral. Respectively, these loans are due for repayment in January 2027, March 2027, and May 2027. In January 2023, Aohua Technology once again signed a failed sales-leaseback agreement with Zhejiang Marine Leasing, this time for a long-term loan of RMB4.4 million (US$0.6 million). The loan carries an annual interest rate of 6.6% and is also secured by equipment. As of June 30, 2024, the loans had been fully settled. Continuing their collaboration, in December 2024, Aohua Technology reached agreements with Zhejiang Marine, including a failed sales-leaseback agreement of RMB11.4 million, a failed sales-leaseback agreement of RMB9.2 million and a failed sales-leaseback agreement of RMB3.2 million. All these loans have been arranged at an annual interest rate of 5.64%, Meizhong Jiahe provides guarantee and pledge guarantee for accounts receivable from various centers, with a maturity period spanning from June to November 2029.

In December 2024, our subsidiary Shanghai Outpatient Department entered into a failed sales-leaseback agreement with Zhejiang Marine with the amount of RMB22.2 million and RMB33.0 million. These loans have been arranged at an annual interest rate of 5.64% and Meizhong Jiahe provides guarantee, with the term of five years. These loans will be due in December 2029.

In February 2022, our subsidiary Shanghai Medstar entered into a failed sales-leaseback agreement with Zhejiang Marine with the amount of RMB110.0 million and the term of five years. Shanghai Medstar acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. This agreement has been terminated and replaced by the following loan due to the fair value appreciation of equipment secured. In May 2022, Shanghai Medstar entered into a further failed sales-leaseback agreement of RMB160.0 million with Zhejiang Marine. The loan bears an interest rate of 7% per annum and is secured by equipment. As of December 31, 2024, the loans had been fully settled.

In July 2021, we entered into a loan agreement with Guangdong Proton International Hospital Management Co., Ltd, a wholly owned subsidiary of an equity investee of our group, to provide loan for such entity of RMB142.9 million. In 2022, we entered into another loan agreement with such entity to provide loan of RMB16.8 million. The ending balance as of December 31, 2024 was RMB119.3 million (US$16.3 million). In 2022, 2023 and 2024, we recorded interest income from such entity of RMB7.0 million, RMB6.8 million and RMB7.4 million (US$1.0 million), respectively.

In October 2018, we entered into a loan agreement with Cherrylane Investments Limited, an entity controlled by Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, to obtain a loan of RMB12.1 million. In December 2021, we entered into a second loan agreement with Cherrylane Investments Limited to obtain a further loan of RMB9.2 million. The ending balance as of December 31, 2024 was RMB4.2 million (US$0.6 million). In 2024, no principal was repaid, incurring interest expense of RMB0.2 million (US$0.03 million).

In September 2023 and November 2023, we entered two loan agreements with Morgancreek, an entity controlled by Dr. Jianyu Yang, to obtain a total loan of RMB17.7 million (US$2.5 million), with the loan term of one year. In 2023, we repaid RMB9.9 million (US$1.4 million). In 2024, we repaid RMB8.0 million (US$1.1 million). As of December 31, 2024, the loan had been fully settled.

In April 2024, we entered a loan agreement with Shijiazhuang Gaoxin Oncology Hospital Co., Ltd., an equity investee of us, to obtain a loan of RMB30.0 million (US$4.1 million). The loan is interest-free, with due date in April 2026. In 2024, no principal was repaid and no interest expense incured.

In May 2024, we entered a loan agreement with Shijiazhuang Edison Oncology Hospital Co., Ltd., an equity investee of us, to obtain a loan of RMB40.0 million (US$5.5 million). The loan bears an interest rate of 3.45% per annum, with due date in May 2026. In 2024, principal was fully repaid, incurring interest expense of RMB0.3 million (US$0.04 million).

In December 2024, we entered a loan agreements with Shanghai Huifu, an entity controlled by Dr. Jianyu Yang, to obtain a total loan of RMB150.0 million (US$20.5 million). The loans bear an interest rate of 2% per annum, with due date in December 2025. Due to the offset of our borrowings, the ending balance as of December 31, 2024 was RMB115.7 million (US$15.9 million), and no interest expense incurred in 2024.

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

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing 30 of our Class A ordinary shares, have been listed on the NYSE since December 11, 2009 under the symbol “CCM.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act of the Cayman Islands, as amended, which is referred to as the Companies Act below, and the common law of the Cayman Islands. On December 27, 2024, our shareholders by special resolution adopted our fifth amended and restated memorandum and articles of association, which replaced the fourth memorandum and articles of association in its entirety and is filed as Exhibit 1.1 with this annual report on Form 20-F.

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

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

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act, we are under the terms of our fifth amended and restated memorandum and articles of association to:

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

Sinking Fund

Our fifth amended and restated memorandum and articles of association do not provide for sinking fund.

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

Limitations on the Rights to Own Shares

There are no limitations under the Companies Act or under our fifth amended and restated memorandum and articles of association that limit the right of non-resident or foreign owners to hold or vote our ordinary shares.

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

Ownership Threshold

There are no provisions under the Companies Act or under our fifth amended and restated memorandum and articles of association that govern the ownership threshold above which shareholder ownership must be disclosed.

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

Changes in Capital

We may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;
●	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the fifth amended and restated memorandum and articles of association; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and our fifth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

Change in Control

Some provisions of our fourth amended and restated articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such other than by reason of dishonesty, willful default or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

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

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our fifth amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fifth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our fifth amended and restated memorandum and articles of association, directors may be removed from office with cause by special resolution or the unanimous written resolution of all shareholders or without cause by ordinary resolution or the unanimous written resolutions of all shareholders.

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

Under the Companies Act and our fifth amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of not less than two-thirds of our shares voting at a meeting

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fifth amended and restated memorandum and articles of association, all or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fifth amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you (and the descriptions herein may not be applicable to you) if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax exempt organization (including pension funds);
●	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person that holds ADS or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	persons that hold their ADSs or ordinary shares through a permanent establishment or fixed base outside the United States;
●	a person subject to special tax accounting rules as a result of any item of gross income being taken into account in an “applicable financial statement” (as defined in the Code) with respect to ordinary shares or ADSs;
●	a person who owns, actually or constructively, more than 10% or more of our stock by vote or value;
●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person who owns stock in an individual retirement or other tax-deferred account; or
●	a person whose “functional currency” is not the United States dollar.

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

The determination of whether we are a PFIC is made annually. Based on the composition of our income and assets, including the market value of our ADSs and ordinary shares, we believe we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and it is possible that we may be a PFIC in the current and any future taxable year. Because we have valued our goodwill based on the market value of our equity, fluctuations in the market price of our ADSs and ordinary shares may affect whether or not we are classified as a PFIC for the current taxable year or subsequent taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including cash we received through the effective listing of our subsidiary Concord Healthcare on the HKSE as of January 9, 2024. Although we currently consolidate the income and operations of Concord Healthcare in our financial statements, if our ownership percentage of Concord Healthcare declines in the future, we may not be able to include the income and assets of Concord Healthcare for purposes of the PFIC rules. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

Taxation of Dividends

As noted above, we believe we were likely a PFIC for our most recent taxable year ended December 31, 2024. Accordingly, the treatment most likely to apply to a United States Holder is set foth above in “—Passive Foreign Investment Company.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular United States Holder, the following rules will generally apply. The gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including withholding taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation applicable to “qualfied dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law of mainland China, we are eligible for the benefits of the treaty between the United States and the PRC (see discussion under “—People’s Republic of China Taxation”), (2) we are neither a PFIC nor treated as such with respect to a United States Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the NYSE so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, but there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisor regarding the application of these rules given your particular circumstances.

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

Taxation of Capital Gains

As noted above, we believe we were likely a PFIC for our most recent taxable year ended December 31, 2024. Accordingly, the treatment most likely to apply to a United States Holder is set foth above in “—Passive Foreign Investment Company.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular United States Holder, the following rules will generally apply. For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the income tax treaty between the United States and the PRC or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

I.Subsidiary Information

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2024, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB0.1 million (US$0.01 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2024, all of our bank borrowing were denominated in Renminbi. In 2024, our Renminbi short-term and long-term bank borrowings had a weighted average interest rate of 4.81% per annum and 6.73% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2024, a 10% change in the interest rates would result in an increase or decrease of RMB29.5 million (US$3.4 million) of our total amount of interest expense in 2024. Based on our outstanding interest earning instruments during the year ended December 31, 2024, a 10% change in the interest rates would result in an increase or decrease of approximately RMB4.0 million (US$0.6 million) in our total amount of interest income in 2024.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0% in 2022, 0.2% in 2023 and 0.2% in 2024. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

We received payments from the depositary or any reimbursement relating to the ADS facility in the amount of US$0.2 million in 2022, US$0.2 million in 2023 and nil in 2024, which included a withholding tax at the tax rate of 30%.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

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

The following material weakness in internal control over financial reporting has been identified as of December 31, 2024. The material weakness as of December 31, 2024 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Because of the material weakness described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

	For the Year Ended
	December 31,
	2023	2024
	RMB	RMB	US$
		(in thousands)
Audit Fees(1)	2,100	2,430	333
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

We engage external third-party consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks to improve our practices. In 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

●	Consolidated Balance Sheets as of December 31, 2023 and 2024;
●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2023 and 2024;
●	Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023 and 2024;
●	Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2022, 2023 and 2024; and
●	Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 from our announcement on Form 6-K (File No. 001-34563) filed with the Securities and Exchange Commission on November 13, 2024)

2.1

Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.2

Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

2.3

Form of Deposit Agreement among Concord Medical, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on December 7, 2009)

2.4

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.4 from our annual report on Form 20-F (File No. 001-34563) filed with the Securities and Exchange Commission on April 30, 2020)

4.1

2008 Share Incentive Plan adopted as of October 16, 2008 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.2

Amendment to 2008 Share Incentive Plan adopted as of November 17, 2009 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.3

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

4.4

Form of Medical Equipment Lease Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

4.5

Form of Equipment Management Services Agreement (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 17, 2009)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (File No. 333-163155) filed with the Securities and Exchange Commission on November 20, 2009)

11.2

Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 11.2 from our annual report on Form 20 - F (File No. 001 - 34563) filed with the Securities and Exchange Commission on April 19, 2024)

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

97.1

Compensation Recovery Policy of Concord Medical Services Holdings Limited (incorporated by reference to Exhibit 97.1 from our annual report on Form 20 - F (File No. 001 - 34563) filed with the Securities and Exchange Commission on April 19, 2024)

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

Date: April 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss, comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Impairment of goodwill

Description of the Matter

At December 31, 2024, the Company’s goodwill was RMB572.2 million, RMB204.0 million of which was related to the hospital business reporting unit and RMB368.2 million of which was related to the network business reporting unit. As discussed in Note 2 and 12 to the consolidated financial statements, the Company is required to perform impairment testing at least annually or more frequently when triggered by events or changes in circumstances that indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As a result of the impairment assessment, management determined no impairment was recognized for Company during the year ended December 31, 2024.

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

Description of the Matter

At December 31, 2024, the Company’s long-lived assets to be held and used in the Company’s business, comprising of property, plant and equipment, land use right, intangible assets and deposits for non-current assets were RMB4,559.6 million. As discussed in Notes 10, 11, 13 and 14 to the consolidated financial statements, the Company is required to evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. The Company groups long-lived assets at the lowest level of identifiable cash flows, which is at each individual hospital, cooperate center or network business reporting unit level. Due to the continuous losses of the Company’s business, management evaluated its long-lived assets for recoverability by comparing the sum of the estimated undiscounted future cash flows attributable to the asset groups to their carrying amounts. As a result of the impairment assessment, the Company recorded no impairment loss for the year ended December 31, 2024.

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

April 25, 2025

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		58,139	216,224	29,623
Restricted cash	5	32,280	20,758	2,844
Short-term investment	6	—	134,621	18,443
Accounts receivable (net of allowance of RMB30,486 and RMB42,884 (US$5,875) and including amounts due from related parties amounting to RMB204 and RMB1,137 (US$156) as of December 31, 2023 and 2024, respectively)	7	73,496	51,168	7,010
Prepayments and other current assets (net of reserve of RMB59,603 and RMB174,666 (US$23,929) and including amounts due from related parties amounting to RMB151,481 and RMB119,254 (US$16,338) as of December 31, 2023 and 2024, respectively)	8	412,946	527,760	72,303
Inventories	9	40,347	33,441	4,581
Total current assets		617,208	983,972	134,804

Non-current assets:
Property, plant and equipment, net	10	3,546,873	3,704,325	507,490
Right-of-use assets, net	11	580,365	520,817	71,352
Goodwill	12	575,427	572,216	78,393
Intangible assets, net	13	323,287	292,142	40,023
Deposits for non-current assets	14	4,646	174,883	23,959
Long-term investments	15	394,711	472,166	64,687
Other non-current assets	16	11,426	5,867	804
Total non-current assets		5,436,735	5,742,416	786,708

Total assets		6,053,943	6,726,388	921,512

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		129,236	199,394	27,317
Accrued expenses and other liabilities (including loan from related party of RMB1,861 and RMB1,937 (US$265) as of December 31, 2023 and 2024, respectively)	17	731,793	846,194	115,928
Income tax payable		1,522	1,623	222
Operating lease liabilities, current	11	46,492	45,448	6,226
Short-term bank and other borrowings (including loan from related party of RMB7,810 and RMB115,693 (US$15,850) as of December 31, 2023 and 2024, respectively)	19	319,625	649,680	89,006
Long-term bank and other borrowings, current portion (including loan from related party of RMB167,283 and RMB17,517 (US$2,400) as of December 31, 2023 and 2024, respectively)	19	722,563	383,016	52,473
Derivative liability	22	163	—	—
Total current liabilities		1,951,394	2,125,355	291,172

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB69,182 and RMB95,493 (US$13,082) as of December 31, 2023 and 2024, respectively)	19	1,994,014	2,693,693	369,034
Deferred tax liabilities	21	99,538	82,870	11,353
Operating lease liabilities, non-current	11	193,007	138,894	19,028
Other long-term liabilities	23	69,003	67,827	9,292
Total non-current liabilities		2,355,562	2,983,284	408,707
Total liabilities		4,306,956	5,108,639	699,879

Commitments and contingencies	28

Equity:
Class A ordinary shares (par value of US$0.0001 per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2023 and 2024; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2023 and 2024, respectively)	18	68	68	10
Class B ordinary shares (par value of US$0.0001 per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2023 and 2024; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2023 and 2024, respectively)	18	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2023 and 2024, respectively)		(7)	(7)	(1)
Additional paid-in capital		2,007,965	2,169,693	297,247
Accumulated other comprehensive loss		(65,419)	(77,349)	(10,596)
Accumulated deficit		(4,064,589)	(4,372,832)	(599,076)

Total Concord Medical Services Holdings Limited shareholders’ deficit		(2,121,945)	(2,280,390)	(312,411)
Noncontrolling interests		3,868,932	3,898,139	534,044

Total equity		1,746,987	1,617,749	221,633

Total liabilities and equity		6,053,943	6,726,388	921,512

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Revenues, net of value-added tax	25	472,085	537,402	383,956	52,602
Equipment leasing revenues		21,966	16,737	9,356	1,282
Services and other revenues		364,412	420,201	292,455	40,066
Medicine income		85,707	100,464	82,145	11,254
Cost of revenues		(624,494)	(614,010)	(463,118)	(63,447)
Cost of equipment leasing		(18,905)	(14,824)	(8,034)	(1,101)
Cost of services and other		(518,500)	(500,068)	(372,063)	(50,972)
Cost of medicine sold		(87,089)	(99,118)	(83,021)	(11,374)
Gross loss		(152,409)	(76,608)	(79,162)	(10,845)
Operating expenses:
Selling expenses		(61,479)	(56,299)	(48,626)	(6,662)
General and administrative expenses		(311,160)	(330,078)	(404,372)	(55,399)

Operating loss		(525,048)	(462,985)	(532,160)	(72,906)
Interest expense (including interest expense to related party amounting to RMB16,790, RMB14,308 and RMB18,988 (US$2,601) for the years ended December 31, 2022, 2023 and 2024, respectively)		(120,357)	(165,669)	(193,199)	(26,468)
Foreign exchange (loss) gain, net		54,982	10,149	(17,468)	(2,393)
Interest income (including interest income from related party amounting to RMB6,961, RMB6,813 and RMB7,359 (US$1,008) for the years ended December 31, 2022, 2023 and 2024, respectively)		10,021	10,832	13,982	1,916
Change in fair value of derivative liability	22	1,015	5,207	166	23
Income from equity method investments		17,647	20,789	12,696	1,739
Loss on disposal of a subsidiary	4	(61,546)	(638)	48,497	6,644
Other expenses, net		(216,610)	(10,777)	(9,264)	(1,269)
Gain/ (loss) on sale of partial interests in an equity method investment	15	—	37,498	(120)	(16)
Changes in fair value of short-term investments		—	—	7,290	999

Loss before income tax		(839,896)	(555,594)	(669,580)	(91,731)
Income tax benefit	21	70,906	24,573	17,505	2,398

Net loss		(768,990)	(531,021)	(652,075)	(89,333)

Net loss attributable to noncontrolling interests		(279,329)	(233,363)	(343,832)	(47,105)
Net loss attributable to Concord Medical Services Holdings Limited		(489,661)	(297,658)	(308,243)	(42,228)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	30	(3.74)	(2.27)	(2.35)	(0.32)
Weighted average number of class A and class B ordinary shares outstanding:
Basic and diluted	30	131,053,858	131,053,858	131,053,858	131,053,858

Other comprehensive income (loss), net of tax of nil
Foreign currency translation, net tax of nil		(53,964)	(6,480)	(7,630)	(1,045)
Unrealized losses on available-for-sale securities, net		—	(31,173)	(4,299)	(589)

Total other comprehensive income (loss), net of tax		(53,964)	(37,653)	(11,929)	(1,634)

Comprehensive loss		(822,954)	(568,674)	(664,004)	(90,967)

Comprehensive loss attributable to noncontrolling interests		(279,329)	(233,363)	(343,832)	(47,105)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(543,625)	(335,311)	(320,172)	(43,862)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
					Accumulated				Contingently
	Number of			Additional	other			Total	redeemable
	ordinary	Ordinary	Treasury	paid-in	comprehensive	Accumulated	Noncontrolling	equity	noncontrolling
	shares	shares	stock	capital	loss	deficit	interests	(deficit)	interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	130,251,685	105	(7)	1,936,552	(29,496)	(3,277,270)	433,055	(937,061)	3,680,782
Net loss	—	—	—	—	—	(489,661)	(279,329)	(768,990)	—
Other comprehensive income	—	—	—	—	1,730	—	—	1,730	—
Accretion of contingently redeemable noncontrolling interests	—	—	—	—	—	—	3,680,782	3,680,782	(3,680,782)
Share-based compensation	—	—	—	(5,919)	—	—	—	(5,919)	—
Investment in equity instrusments	—	—	—	—	—	—	45,115	45,115	—

Balance as of December 31, 2022	130,251,685	105	(7)	1,930,633	(27,766)	(3,766,931)	3,879,623	2,015,657	—

Balance as of January 1, 2023	130,251,685	105	(7)	1,930,633	(27,766)	(3,766,931)	3,879,623	2,015,657	—
Net loss	—	—	—	—	—	(297,658)	(233,363)	(531,021)	—
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	(37,653)	—	—	(37,653)	—
Disposal partial interest of a subsidiary	—	—	—	(18,110)	—	—	18,110	—	—
Capital injection from non-controlling interests	—	—	—	95,442	—	—	204,562	300,004	—

Balance as of December 31, 2023	130,251,685	105	(7)	2,007,965	(65,419)	(4,064,589)	3,868,932	1,746,987	—

Balance as of January 1, 2024	130,251,685	105	(7)	2,007,965	(65,419)	(4,064,589)	3,868,932	1,746,987	—
Net loss	—	—	—	—	—	(308,243)	(343,832)	(652,075)	—
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	(11,930)	—	—	(11,930)	—
Disposal partial interest of a subsidiary	—	—	—	—	—	—	(1,640)	(1,640)	—
Capital injection from non-controlling shareholders	—	—	—	—	—	—	25,885	25,885	—
Capital injection from initial public offering of Concord Healthcare Group Co., Ltd.	—	—	—	161,728	—	—	348,794	510,522	—

Balance as of December 31, 2024	130,251,685	105	(7)	2,169,693	(77,349)	(4,372,832)	3,898,139	1,617,749	—

Balance as of December 31, 2024 (US$)	130,251,685	15	(1)	297,247	(10,596)	(599,076)	534,044	221,633	—

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(768,990)	(531,021)	(652,075)	(89,333)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation (note 24)	(5,919)	—	—	—
Depreciation of property, plant and equipment (note 10)	88,692	82,124	84,775	11,614
Amortization of intangible assets (note 13)	34,495	36,705	36,355	4,981
Amortization of land lease payments (note 11)	9,627	9,625	9,627	1,319
Lease expense to reduce operating lease ROU	19,322	26,683	22,578	3,093
Income from equity method investments	(17,647)	(20,789)	(12,696)	(1,739)
Change in fair value of derivative liability (note 22)	(1,015)	(5,207)	(166)	(23)
Changes in fair value of short-term investments	—	—	(7,290)	(999)
(Gain) loss on disposal of long-lived assets	3	(62)	13,110	1,796
Deferred tax expense (benefit)	(71,848)	(13,039)	(15,652)	(2,144)
Allowance for doubtful accounts, net	5,400	64,712	128,196	17,563
Interest and consultation expenses	120,357	165,669	193,199	26,468
(Gain) Loss on disposal of subsidiaries (note 4)	61,546	638	(48,497)	(6,644)
Gain on sale of partial interests in an equity method investment	—	(37,498)	120	16
Loss from agreements termination with a cooperative hospital	204,250	—	—	—
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	644	36,454	12,018	1,646
Prepayments and other current assets	(130,156)	(149,738)	(335,657)	(45,986)
Inventories	(46,750)	44,489	6,498	890
Other non-current assets	(15)	1,618	(458)	(63)
Accounts payable	113,743	15,779	93,052	12,748
Accrued expenses and other liabilities	119,055	70,838	97,497	13,357
Deferred revenue	57,168	(41,179)	(3,089)	(423)
Income tax payable	818	705	101	14
Accrued unrecognized tax benefit	(6,539)	(15,830)	35	5
Operating lease liabilities	(2,935)	(18,147)	(19,330)	(2,647)

Net cash used in operating activities	(216,694)	(276,471)	(397,749)	(54,491)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of land use right	(215)	—	—	—
Investment in equity method investees	(2,300)	—	—	—
Investment in equity investments without readily determinable fair value	—	(100)	—	—
Acquisitions of business, net of cash acquired	—	—	—	—
Acquisitions of property, plant and equipment	(222,980)	(113,003)	(150,772)	(20,656)
Acquisitions of intangible assets	(818)	(4,211)	(10,160)	(1,392)
Deposits for the purchases of property, plant and equipment	(160,793)	(2,699)	(249,902)	(34,235)
Proceeds from disposal of property, plant and equipment	5,635	310	—	—
Proceed from agreements termination with a cooperative hospital	238,093	—	—	—
Proceeds from principal portion of direct financing leases	7,536	—	—	—
Proceeds from disposal of subsidiaries	—	—	9,057	1,241
Cash distribution from equity method investments	5,101	12,022	10,000	1,370
Proceeds from disposal of certain percentage of an equity method investment	—	60,000	—	—
Investment in a joint venture	—	—	(102,000)	(13,974)
Proceeds from disposal of other investment	—	—	27,664	3,790
Purchase of short - term investment	—	—	(204,607)	(28,031)
Proceeds from disposal of short - term investment	—	—	77,276	10,587
Redemption of available-for-sale debt securities	11,949	—	—	—

Net cash used in investing activities	(118,792)	(47,681)	(593,444)	(81,300)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	217,470	337,695	504,699	69,143
Proceeds from long-term bank and other borrowings	422,765	110,000	1,917,174	262,652
Borrowings from related parties (note 26)	220,369	22,150	300,543	41,174
Repayment to related parties (note 26)	(82,915)	(61,777)	(335,359)	(45,944)
Repayment of short-term bank and other borrowings	(197,598)	(442,858)	(360,329)	(49,365)
Repayment of long-term bank and other borrowings	(197,003)	(7,561)	(1,391,219)	(190,596)
Purchase of subsidiary shares from noncontrolling interests	—	—	—	—
Capital injection from a noncontrolling interests in a subsidiary	—	300,004	—	—
Proceeds from initial public offering of Concord Healthcare Group Co., Ltd.	—	—	510,522	69,941

Net cash generated from financing activities	383,088	257,653	1,146,031	157,005

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(47,170)	(2,425)	(8,275)	(1,134)
Net increase (decrease) in cash	432	(68,924)	146,563	20,080
Cash and cash equivalents and restricted cash at beginning of the year	158,911	159,343	90,419	12,387
Cash and cash equivalents and restricted cash at end of the year	159,343	90,419	236,982	32,467
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	158,283	58,139	216,224	29,623
Restricted cash, current portion	1,060	32,280	20,758	2,844
Restricted cash, noncurrent portion	—	—	—	—
Total cash and cash equivalents and restricted cash	159,343	90,419	236,982	32,467

Supplemental schedule of major cash flows information:
Income tax paid	(3,013)	(898)	(148)	(20)
Interest paid	(145,257)	(152,359)	(188,304)	(25,798)
Supplemental schedule of major non-cash activities:
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	257,440	5,812	79,644	10,911
Offset of Loan from a related party and Loan to a related party	—	—	34,307	4,700
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in accrued expense and other liabilities	2,181	285,358	—	—

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

(a)Details of the Company’s principal subsidiaries as of December 31, 2024 are as follows:

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology ”) **	February 21, 2008	PRC	39.77%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Enterprise Management Company Limited (“Shanghai Medstar”)	March 21, 2003	PRC	98.19%	Leasing of medical equipment and provision of management services
Concord Healthcare Group Co., Ltd. (“Concord Healthcare”) (formerly known as Meizhong Jiahe Medical Technology Development Group Co., Ltd.) *	July 23, 2008	PRC	39.77%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”) **	July 26, 2007	PRC	39.77%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	98.19%	Leasing of medical equipment and provision of management services
Guangzhou Concord Cancer Center Co., Ltd. (“Guangzhou Concord Cancer Hospital”) **	June 29, 2011	PRC	31.81%	Medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	85.71%	Investment holding
Shanghai Concord Cancer Center Co., Ltd. (“SHC”) **	March 17, 2014	PRC	27.99%	Medical treatment and service business
Wuxi Concord Medical Development Ltd. (“Wuxi Concord”)	December 29, 2015	PRC	100%	Provision of management services

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Beijing Concord Medical Technology Ltd.(“BJCMT”)	January 4, 2016	PRC	100%	Provision of management services
Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”)**	October 8, 2018	PRC	98.19%	Provision of management services and investment holding
Beijing Proton Medical Center Co., Ltd. (“BPMC”)	October 8, 2018	PRC	54.01%	Medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”)**	October 8, 2018	PRC	29.50%	Medical treatment and service business
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. (“SH MZJH”) **	November 18,2019	PRC	19.29%	Medical treatment and service business
Wuxi Meizhong Jiahe Cancer Center Co., Ltd. (“Wuxi MZJH”)	November 18,2019	PRC	95.22%	Medical treatment and service business
Yinchuan Meizhong Jiahe Internet Hospital Ltd. (“YCIH”) **	October 18, 2020	PRC	27.81%	Medical treatment and service business
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”) (note 4) **	January 4, 2021	China	10.47%	Leasing of medical equipment and technical service
Guangzhou Concord Medical Technology Innovation Center Co., Ltd. (“GCMTIC”) **	April 22, 2021	China	39.77%	Technical service

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

Pursuant to these agreements, CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors can request the Group to redeem their interests in Concord Healthcare upon the occurrence of certain events (i.e. failure to complete a qualified IPO by June 30, 2024). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of Concord Healthcare, the noncontrolling interests of CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests. Upon submission of Concord Healthcare’s prospectus to Hong Kong Stock Exchange (“qualified IPO”) on May 30, 2022, the rights of the Investors to request the Company to repurchase the interests held by the Investors no longer exists, according to the agreement signed on May 19, 2022 among shareholders of Concord Healthcare. The existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Therefore, contingently redeemable noncontrolling interests was nil as of December 31, 2023 and 2024.

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

On December 1, 2020, the Group obtained declaration from one of the noncontrolling shareholder of Concord Healthcare, pursuant to which the noncontrolling shareholder delegates its 2.36% voting rights in the general meeting of shareholders of Concord Healthcare to the Group irrevocably during the period it owns the share interest in Concord Healthcare, which was diluted to 2.12% after the transaction mentioned above in April 2021 and June 2023. In April 2021, April 2022 and June 2023, the Group successively obtained declaration from another four of the noncontrolling shareholders of Concord Healthcare, pursuant to which the noncontrolling shareholder delegates its totally 5.28% and voting rights, respectively, in the general meeting of shareholders of Concord Healthcare to the Group irrevocably during the period it owns the share interest in Concord Healthcare, after the transaction mentioned above in June 2023. The Group remained control of Concord Healthcare since it is entitled to 50.23% and 50.08% of the voting right of Concord Healthcare as of December 31, 2023 and 2024.

** Aohua Technology, Yundu, Guangzhou Concord Cancer Hospital, SHC, Beijing Century Friendship, CMCC, SH MZJH, YCIH, GCMTIC and Healthingkon are subsidiaries of Concord Healthcare.

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

Going Concern

The Company experienced net loss from continuing operations of RMB768,990, RMB531,021 and RMB652,075 (US$89,333) for the years ended December 31, 2022, 2023 and 2024, respectively, and negative cash flows from operating activities of approximately RMB276,471 and RMB397,749 (US$54,491) for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, the Company had cash position of RMB216,224 (US$29,623), negative working capital of RMB1,141,383 (US$156,368), an accumulated deficit of RMB4,372,832 (US$599,076).

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. As of the issuance date of the consolidated financial statements, HK$554,914 (approximately US$69,941)has been received by the Company through the effective list of Concord Healthcare on Main Board of The Stock Exchange of Hong Kong Limited. In addition, From January 2025 to March 2025, the Company entered into eleven loan contracts with the amount of RMB167,170 (US$22,902), all principals has been received as of the date of this annual report. The Group will focus on the following activities: (1) the Group plans to seek additional equity and debt financing from new investors into the hospital and network business operation and extend the terms of current loans; (2) the Group plans to improve the profitability of network business and hospital business through upgrading cloud system solutions, accelerating the transformation of scientific research and training achievements into clinical application and so on; (3) the Group is currently focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources. Therefore, management believed that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2993 to US$1.00 on December 31, 2024 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. After the disposal of the CHS in 2020, the Group divided its business into two reporting units, including network business and hospital business as of December 31, 2020 and 2021. Goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2020 was assigned to hospital business reporting unit. And the goodwill resulted from the acquisitions of subsidiaries during the years ended December 31, 2021 was assigned to network business reporting unit. As of December 31, 2023 and 2024, there are still two reporting units after the disposal of the GFHM and New Spring Group in 2022 and 2024, which was divided into hospital business before disposal(Note 4).

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

For the year ended December 31, 2023 and 2024, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The Company considered the future discounted cash flows expected to be generated by the hospital business and network business respectively to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, the Company estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. The Company did not record any impairment loss for the years ended December 31, 2023 and 2024 as the fair value of the reporting unit is in excess of its carrying value.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2022, 2023 and 2024, total interest costs incurred amounted to RMB180,847, RMB223,936 and RMB249,534 (US$34,186), respectively, in which interest costs capitalized amounted to RMB60,490, RMB58,267 and RMB56,334 (US$7,718), respectively.

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

Impairment loss on long-lived assets of nil, nil and nil was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

Derivative liability

The Group evaluates its borrowings to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability. The change in fair value is recorded as fair value change from derivative in the financial statements (note 22).

Treasury stock

The Company has share repurchase programs where the shares are acquired and subject to cancellation. When a corporation’s stock is repurchased for constructive retirement with or without an intention to retire the stock formally in accordance with applicable laws, an excess of par or stated value over the cost of treasury shares shall be credited to additional paid-in capital.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, certain other current assets, net investment in direct financing leases, certain long-term investments, certain other non-current assets, short-term and long-term bank and other borrowings, accounts payables, certain other current liabilities, dividend payable, derivative liability and certain other long-term liabilities. The carrying amounts of the Group’s cash and cash equivalents, accounts receivable, certain other current assets and accounts payable approximate fair value because of their short maturities. The available for sale debt securities are recorded at fair value that measured using net asset value per share as a practical expedient shall not be categorized within the fair value hierarchy in accordance with ASC 820-10-35-54B. The derivative liability is recorded at fair value in accordance with ASC 815. The carrying amounts of the Group’s short-term and long-term bank and other borrowing and secured borrowings mostly bear interest at floating rates and therefore approximate the fair value of these obligations. For those bank borrowings with fixed interest rates, management uses the discounted cash flow technique based on market interest rate for similar instruments at the balance sheet date and concludes that the carrying value approximates the fair value. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the short term investment on the balance sheet.

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

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group adopted this standard on January 1, 2024 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

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

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which clarifies the accounting treatment for profits interest and similar awards under Topic 718. This update aims to reduce diversity in practice by providing explicit guidance on whether such awards fall within the scope of stock compensation accounting. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the potential impact of this standard on its financial statements and disclosures and plans to adopt it by the effective date. The Company expects the adoption of this ASU to have no material effect on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These issues to remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, “Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”, which seeks to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. This amendment is effective for annual periods beginning after December 15, 2025, and for interim periods within fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

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

As of December 31, 2024, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America, which management believes are of high credit quality.

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

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 29.20%, 28.39%, and 27.97% for the years ended December 31, 2022, 2023 and 2024, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 93%, 96% and 95% of total medical equipment and construction purchases of the Group for the years ended December 31, 2022, 2023 and 2024, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. The depreciation (appreciation) of the RMB against US$ was 8.2%, 2.9% and 2.8% during the years ended December 31, 2022, 2023 and 2024, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

For the year ended December 31, 2024

Disposals of Shenzhen Concord Medical Investments Limited and its subsidiary

On April 26, 2024, the Group entered into a equity transfer agreement with a third party, Guangzhou Yipusheng Health Management Co., Ltd. Pursuant to Agreement, the Group would sell all the shares it held in Shenzhen Concord Medical Investments Limited (“CCM SZ”) and its subsidiary, Datong Hospital with consideration of RMB10,000 (US$1,370). As of December 31, 2024, the disposal transaction was completed, and the relative consideration was received. The Group recognized a total disposal gain of RMB45,510 (US$6,235).

This dissolution or disposal of subsidiary did not represent a strategic shift on the Group’s major business and have no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

Disposals of New Spring Group

On April 25, 2024, the Group entered into a equity transfer agreement with a third party, Guangzhou Swallowing Home Health Management Co., Ltd. Pursuant to Agreement, the Group would sell its 50% shares it held in New Spring Group and its subsidiary with consideration of RMB1,945 (US$267). The transaction was completed on June 28, 2024, after the transaction, the Group lost control and remained 20% shares of New Spring Group, and accounted the remaining shares as investment in associates. As of December 31, 2024, the consideration of RMB1,945 (US$267) was still outstanding. The Group recognized a total disposal gain of RMB2,486 (US$341).

On December 4, 2024, the Group entered into a equity transfer agreement with Guangzhou Yipusheng Health Management Co., Ltd. Pursuant to Agreement, disposed the remaining 20% shares in New Spring Group. As of December 31, 2024, the disposal transaction was completed. The Group recognized a disposal gain of RMB120 (US$16). The disposal of New Spring Group represents the disposal of a portion of the hospital business reporting unit, the Company assigned RMB3,211 (US$440) of goodwill to the New Sprin Group on a relative fair value basis when the disposal transaction has completed. For the goodwill remaining in the hospital business reporting unit, the Company did not record any impairment loss for the years ended December 31, 2024 as the fair value of the reporting unit is in excess of its carrying value (Note 12).

This dissolution or disposal of subsidiary did not represent a strategic shift on the Group’s major business and have no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

5.RESTRICTED CASH

Restricted cash represented security deposits for bank acceptance bills and the proceeds from specialized bank borrowings for hospital construction. Balance of current restricted cash was RMB32,280 and RMB20,758 (US$2,844) as of December 31, 2023 and 2024, respectively.

6.SHORT-TERM INVESTMENT

In January 2024, the Company entered into investment agreements with nine different fund companies (the “Funds”), respectively, to invest in the Funds with a total investment consideration of RMB204,607 (US$28,031).

The value of private equity fund are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. During 2024, the Group redeemed RMB77,276 (US$10,587). The NAV of the Fund was RMB134,621 (US$18,443) as of December 31, 2024. Changes in fair value of short-term investments of RMB7,290 (US$999) was recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2024. All remaining short-term investments were redeemed by the reporting date.

7.ACCOUNTS RECEIVABLE

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	103,982	94,052	12,885
Allowance for credit losses	(30,486)	(42,884)	(5,875)
Accounts receivable, net	73,496	51,168	7,010

The roll forward in the allowance for credit losses were as follows:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Balance at the beginning of the year	4,932	7,764	30,486	4,177
Provisions for the year	2,832	22,752	12,857	1,761
Reversal of provisions from prior periods due to subsequent cash collection during the year	—	(30)	(420)	(58)
Amounts written off during the year	—	—	(39)	(5)
Balance at the end of the year	7,764	30,486	42,884	5,875

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB13,312 and RMB14,745 (US$2,020) were used to secure certain bank and other borrowings as at December 31, 2023 and 2024 respectively (note 19).

8.PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
Due from suppliers	i)	66,893	54,029	7,402
Loan receivables	ii)	312,036	384,832	52,722
Advances to employees		2,213	1,698	233
Dividend receivable		—	—	—
Deductible value-added tax		43,355	69,930	9,580
Tax refund		241	248	34
Due from hospital		1,087	965	132
Deferred expenses		317	—	—
Others	iii)	46,407	190,724	26,129
		472,549	702,426	96,232

Allowance for credit losses		(59,603)	(174,666)	(23,929)

		412,946	527,760	72,303

The Group records allowance for doubtful debts in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represented prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve for bad debt amounting to RMB nil and nil on the amounts due from suppliers as at December 31, 2023 and 2024, respectively.

ii)	The receivables represented the loans to other parties, including loans to related parties such as the Guangdong Proton International Hospital Management Co., Ltd, and Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”) of total amount of RMB185,466 and RMB195,225 (US$26,746) as at December 31, 2023 and 2024, and third parties of RMB126,570 and RMB189,607 (US$25,976) as at December 31, 2023 and 2024, respectively. The Group recorded allowance for doubtful debts amounting to RMB33,985 and RMB75,972 (US$10,408) as at December 31, 2023 and 2024, respectively. Besides the credit losses provided to the balances to related parties, the Group recorded allowance for credit losses amounting to RMB20,496 and RMB88,210 (US$12,085) as of December 31, 2023 and 2024, respectively to balances to third parties.
iii)	In 2024, a subsidiary of the Company initiated plans to secure third - party financing. Given the substantial scale of the investment, the investor necessitated additional time to finalize specific procedural requirements. In an effort to accelerate the financing process, the Company provided an advance security deposit amounting to RMB124,000 (US$16,988). The deposit would be recovered upon the completion of the investment.

Under the Hong Kong Listing Rules, the transaction was classified and disclosed as a related party transaction in the annual report of Concord Healthcare (stock code: HK.2453) as the investor holds a 10% equity interest in a subsidiary of the Group.

However, pursuant to U.S. GAAP (ASC 850), the definition of a related party hinges on control, joint control, or significant influence over the reporting entity. As the investor holds neither such control nor significant influence over the Group, the transaction was not classified as a related-party transaction in the Group’s consolidated financial statements.

9.INVENTORIES

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Medicine	4,036	2,740	375
Medical material	36,037	30,457	4,173
Low-value consumables	849	835	114
	40,922	34,032	4,662

Less: inventory provision	(575)	(591)	(81)

	40,347	33,441	4,581

10.PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Buildings	807,737	798,097	109,339
Medical equipment	522,385	865,416	118,562
Electronic and office equipment	58,999	55,202	7,563
Motor vehicles	3,718	2,649	363
Leasehold improvement and building improvements	81,766	77,683	10,643
Construction in progress	2,466,320	2,307,336	316,104
Total	3,940,925	4,106,383	562,574
Less: accumulated depreciation	(385,042)	(394,273)	(54,017)
Impairment charges	(9,010)	(7,785)	(1,067)
	3,546,873	3,704,325	507,490

Depreciation expenses were RMB88,692, RMB82,124 and RMB84,775 (US$11,614) for the years ended December 31, 2022, 2023 and 2024, respectively. Impairment loss of RMB nil, nil and nil were recognized for network operating segment and impairment loss of nil, nil and nil for hospital operating segment for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, impairment of nil, RMB7,138 and RMB1,225 (US$168) was written off for network operating segment upon the disposal of medical equipment and construction project. Impairment of nil, nil and nil was written off for hospital operating segment upon the termination of construction project.

The Group held equipment under operating lease contracts with customers with an original cost of RMB124,894 and RMB111,017 (US$15,209) and accumulated depreciation of RMB104,174 and RMB92,448 (US$12,665), as of December 31, 2023 and 2024, respectively.

The total net book value of the Group’s property, plant and equipment pledged as collateral for bank and other borrowings as of December 31, 2023 and 2024 was RMB391,056 and RMB576,261 (US$78,947) (note 19), respectively.

The total net book value of the Group’s construction in progress pledged to secure bank and other borrowings as of December 31, 2023 and 2024 was RMB2,027,277 and RMB1,814,768 (US$ 248,622) (note 19), respectively.

11.LEASE

A. Leases of medical equipment as lessor

The following table presents the lease receivables derive from the Group’s operating, sales-type and direct financing leases:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Current
Account receivable - Operating lease	14,683	11,816	1,619
Account receivable - Sales-type lease	1,515	2,178	298

Total	16,198	13,994	1,917

Lease receivables for operating and sales-type leases are presented in accounts receivable on the consolidated balance sheets. Lease receivables for direct financing leases are presented as net investment in direct financing leases. As of December 31, 2023, and 2024, the allowance of lease receivables was RMB2,175 and RMB2,136 (US$293), respectively. Accordingly, risk of default with respect to these receivables is remote.

Lease receivables with carrying value of RMB1,759 and RMB7,137 (US$978) (note 19) were pledged as collaterals for bank and other borrowings of RMB40,066 and RMB23,086 (US$3,163) as of December 31, 2023 and 2024, respectively.

The following table presents the lease income recognized relating to the Group’s operating, sales-type and direct financing leases:

	For the Year Ended December 31, 2024
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$
Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	2,637	361	—	—	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	2,637	361	—	—	—	—

Lease income relating to lease payments					6,719	920
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	6,719	920

	For the Year Ended December 31, 2023
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$

Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	3,366	474	—	—	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	3,366	474	—	—	—	—

Lease income relating to lease payments					13,371	1,883
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	13,371	1,883

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

The future minimum lease payments to be received from such non-cancelable operating leases are as follows:

Future minimum
operating lease payments
	RMB	US$
2025	1,476	202
2026	931	128
2027	—	—
2028	—	—
2029	—	—
Above 5 years	—	—

Lease payments for the Group’s sales-type lease payments are all variable based on the profit or revenue generated from the underlying assets thus the Group does not recognize any net investment in the lease at commencement.

B. Failed sales-leaseback transactions as seller-lessee

The Group has failed sales-leaseback transactions in which the Group acts as seller-lessee but does not effectively transfer control of the underlying asset to the buyer-lessor. The Group accounts for failed sales-leaseback transactions as financings. The Group recorded RMB62,543 (US$8,568) and RMB221,438 (US$30,337) under “Long-term bank and other borrowings, current portion” and “Long-term bank and other borrowings, non-current portion”, respectively as of December 31, 2024. The effective interest rate used in the computation of interest expense ranged from 2.08% to 11.68%. Interest expenses recorded in the Group’s consolidated statement of comprehensive loss amounted to RMB47,049, RMB74,024, and RMB15,848 (US$2,171) for the years ended December 31, 2022, 2023 and 2024, respectively.

C. Operating leases as lessee

The components of lease cost were as follows:

	For the year ended December 31, 2024
	RMB	US$
Operating lease cost	31,824	4,360
Short term lease cost	289	40

Total	32,113	4,400

For the year ended December 31, 2024, total operating and short-term lease costs of RMB14,915 (US$2,044) and RMB17,197 (US$2,356) were recorded in cost of revenue and general and administrative expenses, respectively.

Other information

	For the year
	ended December 31, 2024
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	19,802	2,713
ROU assets obtained in exchange for operating lease liabilities*	221	30
Weighted-average remaining lease terms (in years)	3.0	3.00
Weighted-average discount rate	5.07%	5.07%

*     Includes new leases entered into during the year ended December 31, 2024. Changes in the ROU asset and liability are presented net within operating activities.

Future minimum lease payments for operating leases as of December 31, 2024 are as follows:

	Minimum Lease Payments
	RMB	US$
Year ending December 31,
2025	47,475	6,504
2026	14,973	2,051
2027	14,274	1,956
2028	14,261	1,954
2029	14,261	1,954
Thereafter	87,083	11,930
Total future lease payments	192,327	26,349
Less: Imputed interest	7,985	1,095
Total lease liability balance	184,342	25,254

The Group did not have any leasing transactions with related parties.

Land use rights

The following table presents the original cost payment, accumulated amortization and net carrying value of the Group’s land use rights for the periods presented:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
	Right-of-use	Right-of-use	Right-of-use
	Asset	asset	asset

Land use rights	464,209	464,209	63,596
Less: accumulated amortization	(66,350)	(75,977)	(10,409)
Net carrying value	397,859	388,232	53,187

As of December 31, 2023 and 2024, the Group recorded land lease payment under “Prepaid land lease payment” and “Right-of-use assets, net” of RMB397,859 and RMB388,233 (US$53,187), respectively. Amortization expenses for the years ended December 31, 2022, 2023 and 2024 were RMB9,627, RMB9,627 and RMB9,627 (US$1,319), respectively.

The net book value of the Group’s land use right payments pledged to secure bank and other borrowings was RMB386,614 and RMB377,255 (US$ 51,684) (note 19) as of December 31, 2023 and 2024, respectively.

The estimated annual amortization expenses for the land leases payment for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2025	9,627	1,319
2026	9,627	1,319
2027	9,627	1,319
2028	9,627	1,319
2029	9,627	1,319

12.GOODWILL

The goodwill of RMB575,427 and RMB572,216 (US$78,393) as of December 31, 2023 and 2024 represented the goodwill of RMB158,724 generated from the acquisition of GFMH, CMCC, SJYH and BPMC by the Group in 2019, the goodwill of RMB45,272 generated from the acquisition of Tianjin Jiatai Group by the Group in 2019, the goodwill of RMB3,211 generated from the acquisition the New Spring Group in 2020, and the goodwill of RMB368,220 generated from the acquisition the HealthingKon in 2021, and the decrease of goodwill in the amount RMB3,211 generated from the disposal of New Spring Group in 2024(Note 4).

The changes in the carrying amount of goodwill are as follow:

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Balance as of January 1	575,427	575,427	78,833
Addition	—	—	—
Disposal	—	(3,211)	(440)
Impairment	—	—	—
Balance as of December 31	575,427	572,216	78,393

No impairment was recognized for the years ended December 31, 2022, 2023 and 2024.

13.INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer	Operating	Operating	Favorable
	relationship	lease	license	lease
	intangibles	intangibles	intangibles	intangibles	Technology	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2024	—	—	192,042	13,128	92,613	25,504	323,287
Addition of software	—	—	—	—	—	9,873	9,873
Decrease from disposal of centers	—	—	(3,938)	—	—	(725)	(4,663)
Amortization expenses	—	—	(12,546)	(1,565)	(13,299)	(8,945)	(36,355)
Intangible assets, net at December 31, 2024	—	—	175,558	11,563	79,314	25,707	292,142

Intangible assets, net at December 31, 2024, in US$	—	—	24,051	1,584	10,866	3,522	40,023

At December 31, 2024
Intangible assets, cost	32,449	418	248,440	21,010	132,190	54,969	489,476
Less: accumulated amortization	(31,486)	(418)	(72,882)	(9,447)	(52,876)	(29,262)	(196,371)
Less: intangible asset impairment	(963)	—	—	—	—	—	(963)
Intangible assets, net at December 31, 2024	—	—	175,558	11,563	79,314	25,707	292,142

Amortization expenses for intangibles were RMB34,585, RMB36,705 and RMB36,355 (US$4,981) for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment loss on intangible assets was nil, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2025	35,959	4,926
2026	34,455	4,720
2027	29,395	4,027
2028	28,596	3,918
2029	163,736	22,432

14.DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	4,646	174,883	23,959
	4,646	174,883	23,959
*

The remaining contractual obligations associated with these purchase contracts are approximately RMB271,876 and RMB190,488 (US$26,097)as at December 31, 2023 and 2024 respectively, which are included in the amount disclosed as purchase commitments in note 28. The addition in 2024 was mainly due to the increase in prepayment for proton therapy equipment. The Group recognized impairment loss on deposits for noncurrent assets of nil, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively. The amount of written off for the gross amount of deposits and the allowance is nil and nil for the years ended December 31, 2023 and 2024, respectively, since those deposits are deemed uncollectible.

As at December 31, 2023 and 2024, certain of the Group’s deposits for non-current assets with a total net book value of nil and nil were pledged for other borrowings of nil and nil, respectively.

15.LONG-TERM INVESTMENTS

Long-term investments held by the Group consisted of the following:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Equity investments without readily determinable fair value	51,624	28,699	3,932
Equity method investments	324,163	428,842	58,751
Available-for-sale debt securities	18,924	14,625	2,004
Less: Impairment loss	—	—	—
Total	394,711	472,166	64,687

Equity investments without readily determinable fair value:

		Equity interest owned by the
		Group
		As at December 31,
	Note	2023		2024
		RMB		RMB
Allcure Information	i)	22,160	9.6%	22,160	9.6%
Concord Healthcare Singapore Pte. Ltd.	ii)	22,925	8.73%	—	0.00%
Legion Healthcare Partners LLC	iii)	6,439	5.83%	6,439	5.83%
Beijing He Xu elderly Care Service Co., Ltd.	iv)	100	4.00%	100	4.00%
Total		51,624		28,699
i)	20% equity interest of Allcure Information was obtained in 2015. During year ended December 31, 2018 Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. As of December 31, 2023 and 2024, the share ownership of the Group remained 9.6%. As of December 31, 2023 and 2024, no impairment was recorded for the investment.
ii)	The balance represented interests in CHS, the investment was accounted for using measurement alternative. In December 2023, the Group entered into a shares transfer agreement with a third party to sell all the shares it held in CHS with the consideration of RMB 27,664 (US$3,790), and the disposal transaction was completed on January 5, 2024.
iii)	In March, 2021, the Group obtained the 5.83% equity interest of Legion Healthcare Partners LLC through purchase. As of December 31, 2023 and 2024, the share ownership of the Group remained 5.83%. As of December 31, 2023 and 2024, no impairment was recorded for the investment.

iv)	In August, 2023, the Group obtained the 4.0% equity interest of Beijing He Xu elderly Care Service Co., LTD through equity purchase. As of December 31, 2024, the share ownership of the Group remained 4.0% and no impairment was recorded for the investment.

The Group did not record any unrealized gains (upward adjustments) and losses (downward adjustments and impairment) for equity investments without readily determinable fair values for the years presented.

Equity method investments:

		Equity interest owned by the
		Group
		as at December 31,
	Notes	2023		2024
		RMB		RMB
Xi’an JiangyuanAndike Ltd. (“JYADK”)		14,925	29.70%	16,440	29.70%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	i)	9,413	5.15%	5,198	5.15%
Zhejiang Marine Leasing Ltd.	ii)	189,676	20.00%	196,488	20.00%
Guangdong Hengjian Proton Medical Industry Co., Ltd. (“Guangdong Hengjian”)	iii)	86,185	14.20%	85,781	14.20%
Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”)	iv)	22,448	72.23%	22,448	72.73%
Shanghai Changshengshu Management Co. Ltd. (“Shanghai Changshengshu”)	v)	1,216	20.00%	663	20.00%
Guangzhou Yicheng Biological Immune Technology Co. Ltd. (“Guangzhou Yicheng”)	vi)	300	30.00%	178	30.00%
Hebei CSPC Concord Hospital Management Co., LTD.(“Hebei CSPC Concord”)	vii)	—		101,646	51.00%
Total		324,163		428,842
i)	In 2017, the Group entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018 and 2019, with the subscribed capital injection from new investors, the equity interest that the Group shared in Suzhou Shengshan was diluted to 5.41% and 5.15% respectively as of December 31, 2018 2019 and 2020. As of December 31, 2023 and 2024, the percentage the Group held remained unchanged. According to the partnership agreement, the Group acts as a limited partner and has significant influence over Suzhou Shengshan’s daily operation due to it’s agreed that all issue of operation and management shall be subject to the unanimous consent of all partners. The Group received distribution from Suzhou Shengshan in the amount of RMB4,022 and nil in 2023 and 2024, respectively.
ii)	On February 28, 2019, China Medical Service Holdings Ltd. (HK), a subsidiary of the Group, entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests of Zhejiang Marine. As the Group held 20% equity share and had the ability to exercise significant influence over the Zhejiang Marine, the Group applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became an associate company of the Group since then. The Group received dividends from Zhejiang Marine in the amount of RMB8,000 and RMB10,000 (US$1,370) in 2023 and 2024, respectively. The total book value of the Group’s long-term investments pledged to secure other borrowings as of December 31, 2023 and 2024 was RMB189,676 and RMB196,487 (US$26,919) (note 19), respectively.

iii)	In December 2020, Aohua Technology, a subsidiary of the Group, entered into a capital increase agreement with Guangdong Hengjian and the original shareholders of Guangdong Hengjian to obtain 37.21% shares of Guangdong Hengjian with the consideration amount of RMB 346,748. The registration change was completed on January 13, 2021, and as of December 31, 2023 and 2024, RMB 86,649 has been paid, which takes 14.20% shares. The Group has significant influence over Guangdong Hengjian due to the Group was entitled to delegate 2 out of 5 directors in the board and participated in policy-making processes of Guangdong Hengjian.
iv)	In March 2022, Shanghai Medstar, a subsidiary of the Group, establish Shanghai Xinhe with Shanghai Xinfu Enterprise Management Center (Limited Partnership), and acted as a limited partner. The Group obtained 99.99% shares of Shanghai Xinhe in the consideration of 2.05% shares in MHM, the carrying value of which was RMB 45,115. The Group cannot consolidate Shanghai Xinhe as neither Shanghai Xinhe is a VIE nor the Group owns a majority kick-out right in Shanghai Xinhe. The Group has significant influence over Shanghai Xinhe derived from 99.99% ownership from the initial recognition. In 2023, Shanghai Medstar entered into a share transfer agreement with Shanghai Linen International Trading Co. Ltd. (“Shanghai Linen”), in which Shanghai Medstar hereby transferred partial of Shanghai Medstar’s shares and related rights, interests and obligations in Shanghai Xinhe to Shanghai Linen with the consideration of RMB60,000. The consideration has been received as of December 31, 2023. After this transfer, Shanghai Medstar holds 72.73% of the shares of Shanghai Xinhe. As of December 31, 2024, the percentage the Group held remained unchanged.
v)	In October 2022, SH MZJH, a subsidiary of the Group, entered into a capital increase agreement with Shanghai Changshengshu to purchase 20% equity interests of Shanghai Changshengshu with the consideration amount of RMB 2,000. The Group has significant influence over Shanghai Changshengshu due to the voting power from shareholder to the policy-making processes of Shanghai Changshengshu. As of December 31, 2023 and 2024, the percentage the Group held remained unchanged.
vi)	In December 2022, GCMTIC, a subsidiary of the Group, entered into a capital purchase agreement with Guangzhou Yicheng to purchase 30% equity interests of Guangzhou Yicheng with the consideration amount of RMB 300. The Group has significant influence over Guangzhou Yicheng due to the Group was entitled to delegate 1 out of 3 directors in the board and participated in policy-making processes of Guangzhou Yicheng. As of December 31, 2023 and 2024, the percentage the Group held remained unchanged.
vii)	In September 2023, Concord Healthcare Group Co., Ltd. (a subsidiary of the Group) approved a board resolution to establish a joint venture hospital with CSPC Pharmaceutical Group Limited (“CSPC”), subsequently founding Hebei CSPC Concord Hospital Management Co., LTD. (“Hebei CSPC Concord”) in January 2024. The Group invested RMB 102 million (US$ 14 million) in the joint venture for a 51% equity interests. However, as the shareholders’ agreement requires unanimous approval from both CSPC and the Group for all major decisions, the Group maintains significant influence over but does not control Hebei CSPC Concord. As of December 31, 2024, the Group retained its 51% equity interests in Hebei CSPC Concord.

Available-for-sale debt securities:

	As at December 31, 2024
		Redemption	Redemption Notice
	Fair value	Frequency	Period
	RMB
Private equity funds	14,625	Annually	5-9 days
	14,625

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

16.OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

		As at December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
Deposit-long-term	i)	3,760	1,722	236
Advance to hospitals-noncurrent	ii)	1,325	960	132
Others	iii)	6,341	3,185	436
		11,426	5,867	804
i)	Impairment losses of RMB28 were reversed for the balances as at December 31, 2023, and RMB659 (US$90) were provided for the balance as at December 31, 2024.
ii)	Impairment losses of RMB324 were reversed for the balances as at December 31, 2023, and RMB77 (US$11) were provided for the balances as at December 31, 2024.
iii)	Impairment losses of nil and RMB143 (US$20) were reversed for the balances as at December 31, 2023 and 2024.

17.ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Accrued expenses*	387,040	547,626	75,024
Salaries and welfare payable	98,599	83,003	11,371
Business and other taxes payable	15,619	32,708	4,481
Contract liabilities	59,408	46,151	6,323
Other payables	171,127	136,706	18,729
	731,793	846,194	115,928
*

As of December 31, 2023 and 2024, accrued expenses mainly consisted of payables for property, plant and equipment, accrued interest expense for bank and other borrowings and other accrued expenses. The addition in 2024 was mainly due to the increase in payables for hospital construction and related plants.

18.SHAREHOLDERS’ EQUITY

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

As of December 31, 2024, there were 84,463,737 Class A and 45,787,948 Class B ordinary shares outstanding.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2022, 2023 and 2024.

Special dividend

No special dividend or other dividend was declared in 2022, 2023 and 2024.

19.BANK AND OTHER BORROWINGS

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Total bank and other borrowings	3,036,202	3,726,389	510,513
Comprised of:
Short-term	319,625	649,680	89,006
Long-term, current portion	722,563	383,016	52,473
	1,042,188	1,032,696	141,479
Long-term, non-current portion	1,994,014	2,693,693	369,034
	3,036,202	3,726,389	510,513

Certain bank and other borrowings are secured by equipment with a net carrying value of RMB391,056 and RMB576,261 (US$78,947) (note 10), accounts receivable with a carrying value of RMB13,312 and RMB14,745 (US$2,020) (note 7) (including lease receivables with a carrying value of RMB1,759 and RMB7,137 (US$978) (note 11)), certain land use rights (which are recorded as “right-of-use assets”) with a carrying value of RMB386,614 and RMB377,255 (US$51,684) (note 11), certain construction in progress with a carrying value of RMB2,027,277 and RMB1,814,768 (US$248,622) (note 10), certain long-term investments with a carrying value of RMB189,676 and RMB196,487 (US$26,919) (note 15), nil and 87,170,000 ordinary shares of Concord Healthcare held by Shanghai Medstar, with recorded market value of nil and RMB958,870 (US$131,365) as of December 31, 2023 and 2024, respectively.

The short-term bank and other borrowings bore a weighted average interest of 8.19% and 6.97% per annum, and the long-term bank and other borrowings bore a weighted average interest of 7.42% and 5.94% per annum, respectively, as of December 31, 2023 and 2024.

Bank and other borrowings amounted to RMB120,979 (US$16,574) (2023: RMB151,753) and RMB3,605,410(US$493,939) (2023:RMB2,884,449) were denominated in US$ and RMB, respectively as of December 31, 2024.

The maturity of the long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	383,016	52,473
Between one and two years	644,769	88,333
Between two and three years	396,977	54,386
Between three and four years	621,127	85,094
Above four years	1,030,820	141,221
	3,076,709	421,507

As of December 31, 2024, the Group had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to RMB173,732 (US$23,801) and RMB996,000 (US$136,451), respectively.

20.RESTRICTED NET ASSETS

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB3,984,182 (US$545,831) as of December 31, 2024.

21.TAXATION

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate were 21% in 2022, 2023 and 2024 on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton was RMB196, RMB404 and negative RMB2,183 (negative US$299) for the years ended December 31, 2022, 2023, and 2024.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2019 to 2024 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Non – PRC	45,211	20,824	(36,488)	(4,999)
PRC	(885,107)	(576,418)	(633,092)	(86,732)
	(839,896)	(555,594)	(669,580)	(91,731)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current tax benefit	(8,765)	(7,014)	(2,269)	(311)
Deferred tax benefit	(62,141)	(17,559)	(15,236)	(2,087)
	(70,906)	(24,573)	(17,505)	(2,398)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Loss before income taxes	(839,896)	(555,594)	(669,580)	(91,731)
Income tax computed at the tax rate of 25%	(209,974)	(138,899)	(167,396)	(22,931)
Effect of different tax rates in different jurisdictions	(20,584)	(5,178)	12,338	1,690
Non-deductible expenses	21,543	18,287	14,108	1,932
Non-taxable income	(55,705)	(6,447)	(1,027)	(141)
Statutory income (expense)	25,419	51,631	(14,740)	(2,019)
Interest and penalty	(7,254)	(6,121)	(2,473)	(339)
Deferred tax expense	7,056	3,357	11,929	1,634
Changes of valuation allowance	168,102	58,030	128,716	17,634
Withholding tax	491	767	1,040	142
	(70,906)	(24,573)	(17,505)	(2,398)

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	425,390	540,787	74,088
Foreign exchange loss	2,755	2,140	293
Depreciation and amortization	17,647	16,212	2,221
Property, plant and equipment impairment	2,340	1,914	262
Deposits for non-current assets	17,725	17,725	2,428
Allowance for doubtful accounts	29,299	51,153	7,008
Lease liabilities	59,875	45,536	6,238
Other long-term assets	94,791	94,563	12,955
Equity investment	7,005	7,105	973
Others	11,770	10,506	1,439
Total deferred tax assets	668,597	787,641	107,905
less: Valuation allowance**	(623,044)	(751,370)	(102,937)
Net deferred tax assets	45,553	36,271	4,968

Deferred tax liabilities
Equity investment	(1,091)	(999)	(137)
Property, plant and equipment	(2,368)	(16,110)	(2,207)
Disposal of Beijing Century Friendship	(3,126)	(3,126)	(428)
Intangible assets	(71,825)	(65,998)	(9,041)
Right-of-use assets	(45,626)	(32,497)	(4,452)
Capitalized interest	(18,993)	—	—
Others	(2,062)	(411)	(56)

Total deferred tax liabilities	(145,091)	(119,141)	(16,321)

Deferred tax assets, net	—	—	—

Deferred tax liabilities, net	(99,538)	(82,870)	(11,353)

*     As of December 31, 2024, the Group had net operating losses from several of its PRC and oversea entities of RMB2,164,982 (US$296,601), which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2025 to 2029. For the net operating loss from overseas entities, there is no limitation of expiration according to the statute of Hong Kong and US.

**   The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Balance at the beginning of year	(565,022)	(623,044)	(85,357)
Change of valuation allowance in the current year	(58,022)	(128,326)	(17,580)
Balance at the end of year	(623,044)	(751,370)	(102,937)

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Balance at the beginning of year	67,172	63,899	8,754
Changes based on tax positions related to the current year	—	—	—
Additions related to prior year tax position	12,084	5,469	749
Decreases related to prior year tax position	(14,104)	(610)	(84)
Decrease related to disposal of CMSI	(7,861)	(1,011)	(139)
Decreases relating to expiration of applicable statute of limitation	(1,997)	(680)	(93)
Foreign currency translation	8,605	732	100
Balance at the end of year	63,899	67,799	9,287

As of December 31, 2023, and 2024, the Group had unrecognized tax benefit of RMB63,899 and RMB67,799 (US$9,287), respectively, among which, RMB28,712 and RMB32,728 (US$4,484) were presented on a net basis against the deferred tax assets related to tax losses carry forwards on the consolidated balance sheets. At December 31, 2023 and 2024, there were RMB35,421 and RMB36,036 (US$4,937) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Group recognized a decrease amounting to RMB7,254, a decrease amounting to RMB6,121 and a decrease amounting to RMB2,473 (US$339) in interest and penalties during the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023, and 2024, the Group recognized of interest and penalties of RMB9,283 and RMB9,433 (US$1,292), respectively. Uncertain tax benefits were recorded as other long-term liabilities.

Value-added taxes (“VAT”)

After a new VAT reform came into effect on 1 April 2019, the rental income derived from movable property leasing arrangement is subject to VAT at 13%. The technical service income is subject to VAT at 6%.

22.   Derivative liability

In August 2021, Ascendium Group Limited (“Ascendium”), a subsidiary of the Company, entered into debt contracts with Great Lion Global Limited (“Great Lion Debt”) and Vantage Chance Limited (“Vantage Debt”) for the borrowings with the principal amount of US$5,000 and US$10,000 respectively with the terms of two years. The issurance date was August 10, 2021 and November 10, 2021 respectively with no issurance cost. The basic interest rate per annum were both 4.5%. 11% and 22% shares of Concord Hospital Management Group Ltd. (HK) that held by Ascendium were pledged for the two debts respectively. In 2023, the two debts were extended for one year respectively.

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

The Group evaluated the borrowings and determined the additional payment terms as the embedded component of the debt contracts, which qualified as derivatives to be separately accounted for in accordance with ASC 815, “Derivatives and Hedging”. The Group engaged an appraiser to perform fair value measurement of the embedded derivative. According to the appraisal report, the fair value of the embedded derivatives, which was recorded as derivative liability in the financial statements, as of December 31, 2023, was RMB57 (US$8) for Great Lion Debt, and RMB106 (US$15) for Vantage Debt.

In 2024, the successful IPO of Concord Healthcare on Main Board of The Stock Exchange of Hong Kong Limited triggered the additional payment terms in the private debt agreements. Through negotiations with investors, the Group reassessed the repayment amounts and interest calculation methods.

For investor Vantage Chance Limited, both parties agreed that in addition to the outstanding principal US$6,000, interest would be calculated at 10% for the holding period. As of December 31, 2024, the total additional interest payable amounted to RMB23,616 (US$3,235), with RMB16,590 (US$2,273) recognized as interest expense in 2024.

For investor Great Lion Global Limited, both parties agreed that in addition to the outstanding principal US$5,000, a total additional payment of HKD33,580 (RMB31,555 or US$4,323) would be made, covering both base interest and excess returns for the holding period. Of this amount, RMB27,631 (US$3,785) was recognized as interest expense in 2024.

These additional payments remained unpaid as of December 31, 2024. The change in contract terms resulted in the derivative liability amount of nil as of December 31, 2024 and the Group recognized a total gain from fair value change of RMB166 (US$23) in the financial statements.

The Group has accounted the debt host as long-term bank and other borrowings, current portion. The net proceeds the Group received from the issuance of the debt was RMB36,497 (US$5,000) and RMB72,993 (US$10,000) respectively. In 2024, the Group repaid RMB29,197 (US$4,000) Vantage Chance Limited. Because the fair value of derivative liability on the issue date should be recorded as an adjustment of the carrying amount of the debt, the totaling carrying amount of the two debts was RMB106,499 and RMB80,292 (US$11,000) as of December 31,2023 and 2024, respectively.

23.Other long-term liabilities

		As at December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
Accrued unrecognized tax benefits & surcharge	i)	44,470	44,504	6,097
Lease deposit received from hospital		2,000	—	—
Convertible Note	ii)	20,000	20,000	2,740
Others		2,533	3,323	455
		69,003	67,827	9,292
i)	The amounts of unrecognized tax benefit are based on the recognition and measurement criteria of ASC Topic 740. The balance is presented as non-current liabilitiy in the consolidated financial statements as at December 31, 2024 due to the fact that the Group does not anticipate payments of cash within one year. The Group recorded accrued unrecognized tax benefits & surcharge amounting to RMB44,470 and RMB44,504 (US$6,097) (note 28) as of December 31, 2023 and 2024, respectively.
ii)	Convertible Note

In December 2021, Healthingkon, a subsidiary of the Company, issued RMB20.0 million convertible note (“2021 Convertible Note”) to a single investor. Healthingkon received proceeds of RMB20.0 million on December 7, 2021 with no issuance costs. The Convertible Note bear interest of 4.75% per annum and have terms of 5 years upon the receipt of the principal. As of December 31, 2023 and 2024, 2021 Convertible Note has not been paid or converted into ordinary shares of Healthingkon.

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

24.SHARE-BASED AWARDS

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

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date. There were no options granted or exercised for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2024, unrecognized share-based compensation cost related to share options was nil.

For the outstanding share options granted to employees as at December 31, 2022, all them has lapsed and the exercisable shares at December 31, 2023 and 2024 was nil.

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

The Company recognizes the compensation expense on a straight-line basis over the requisite service period for the entire award. Restricted Shares activity for the year ended December 31, 2024 was as follows:

		Weighted
	Numbers	average grant
	of shares	date fair value
	RMB	US$
Outstanding, January 1, 2024	10,785,789	1.31
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2024	10,785,789	1.31
Exercisable, December 31, 2024	10,785,789	1.31

As of December 31, 2024, unrecognized share-based compensation cost related to Restricted Shares was nil.

The share-based compensation expense of the share options and Restricted Shares granted to employees for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
General and administrative expenses	(6,424)	—	—	—
Selling expenses	505	—	—	—
	(5,919)	—	—	—

All of the share options granted to employees has expired, which led a negative share-based compensation expense for the year ended December 2022.

25.Revenue

Revenue consists of ASC 606 and ASC 842 revenue. The Group’s revenues, net of value-added tax, disaggregated by revenue source are as follows:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
ASC 606 revenue:
Management and technical support	53,341	23,164	5,196	712
Medical solution	179,135	178,442	99,158	13,585
Medical service	131,936	218,595	188,101	25,769
Medicine income	85,707	100,464	82,145	11,254
ASC 606 revenue	450,119	520,665	374,600	51,320
ASC 842 revenue:
Operating lease income*	18,226	13,371	6,719	920
Sales-type lease income*	3,326	3,366	2,637	362
Direct financing lease income*	414	—	—	—
ASC 842 revenue	21,966	16,737	9,356	1,282
Total revenue	472,085	537,402	383,956	52,602

*     Operating lease income, sales-type lease income and direct financing lease income were recognized under ASC 842, Leases.

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group merely incurs costs to obtain a contract with a customer. The Group presents any unconditional rights to consideration separately as a receivable. The Group has no contract assets as of December 31,2023 and 2024, respectively.

The Group’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Group’s products or services are delivered and are recorded as “Contract liabilities” within “Accrued expenses and other liabilities” (note 17) on the consolidated balance sheets. Contract liabilities amounted to RMB59,408 and RMB46,151 (US$6,323) as of December 31, 2023 and 2024, respectively. The amount of revenue recognized during the years ended December 31, 2022, 2023 and 2024 that was previously included in the contract liabilities balance as of December 31, 2021, 2022 and 2023 were RMB21,242, RMB61,087 and RMB28,013 (US$3,838),respectively.

26.RELATED PARTY TRANSACTIONS

a)	Related parties#

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Zhejiang Marine Leasing Ltd.	Equity investee of the Group
Cherrylane Investments Limited	An entity controlled by a director of the Company
Guangdong Proton International Hospital Management Co., Ltd.	A wholly owned subsidiary of an equity investee of the Group
Morgancreek investment Holdings Limited	An entity controlled by the CEO of the Company
Shanghai Huifu Technology Development Co., Ltd.	An entity controlled by the CEO of the Company
Daketala International Investment Holdings Ltd.	An entity controlled by the CEO of the Company
Shijiazhuang Edison Oncology Hospital Co., Ltd.	Equity investee of the Group
Shijiazhuang Gaoxin Oncology Hospital Co., Ltd.	Equity investee of the Group
Shanghai Changshengshu Management Co. Ltd	Equity investee of the Group

#    These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2022, 2023 and 2024.

b)    The Group had the following related party transactions for the years ended December 31, 2022, 2023 and 2024.

	For the Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Loan to:
Guangdong Proton International Hospital Management Co., Ltd.	16,800	200	2,400	329
Morgancreek investment Holdings Limited	—	—	34,307	4,700
	16,800	200	36,707	5,029
Interest income from:
Guangdong Proton International Hospital Management Co., Ltd.	6,961	6,813	7,359	1,008
	6,961	6,813	7,359	1,008

Loan from:
Zhejiang Marine Leasing Ltd	220,369	4,400	78,353	10,734
Morgancreek investment Holdings Limited	—	17,750	—	—
Daketala International Investment Holdings Ltd.	—	—	2,190	300
Shanghai Huifu Technology Development Co., Ltd.	—	—	150,000	20,550
Shijiazhuang Edison Oncology Hospital Co., Ltd.	—	—	40,000	5,480
Shijiazhuang Gaoxin Oncology Hospital Co., Ltd.	—	—	30,000	4,110
	220,369	22,150	300,543	41,174
Interest expense to:
Cherrylane Investments Limited	1,334	423	249	34
Zhejiang Marine Leasing Ltd	15,456	13,683	18,387	2,519
Morgancreek investment Holdings Limited	—	202	—	—
Daketala International Investment Holdings Ltd.	—	—	30	4
Shijiazhuang Edison Oncology Hospital Co., Ltd.	—	—	322	44
	16,790	14,308	18,988	2,601
Repayment to:
Cherrylane Investments Limited	—	19,710	—	—
Zhejiang Marine Leasing Ltd.	82,915	32,127	252,499	34,592
Morgancreek investment Holdings Limited	—	9,940	8,231	1,128
Shanghai Huifu Technology Development Co., Ltd.*	—	—	34,307	4,700
Shijiazhuang Edison Oncology Hospital Co., Ltd.	—	—	40,322	5,524
	82,915	61,777	335,359	45,944
Sales to:
Shanghai Changshengshu Management Co. LTD	—	—	940	129
	—	—	940	129

*    The repayment was settled through an offset agreement with Morgancreek investment Holdings Limited.

(c)	The balances between the Group and its related parties as of December 31, 2023 and 2024 are listed below.

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Due from related parties, current:
Guangdong Proton International Hospital Management Co., Ltd.	151,481	119,254	16,338
Shanghai Changshengshu Management Co. LTD	204	1,137	156
	151,685	120,391	16,494

Due to related parties, current:
Cherrylane Investments Limited	1,659	1,907	261
Morgancreek investment Holdings Limited	8,012	—	—
Daketala International Investment Holdings Ltd.	—	30	4
Shanghai Huifu Technology Development Co., Ltd.	—	115,693	15,850
	9,671	117,630	16,115
Due to related parties, non-current
Zhejiang Marine Leasing Ltd.	69,182	63,303	8,672
Daketala International Investment Holdings Ltd.	—	2,190	300
Shijiazhuang Gaoxin Oncology Hospital Co., Ltd.	—	30,000	4,110
	69,182	95,493	13,082
Due to related parties, non-current, due within 1 year
Zhejiang Marine Leasing Ltd	163,208	13,327	1,826
Cherrylane Investments Limited	4,075	4,190	574
	167,283	17,517	2,400

27.EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB58,623 and RMB57,182 and RMB45,808 (US$6,276) for the years ended December 31, 2022, 2023 and 2024, respectively.

28.COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB271,876 and RMB190,488 (US26,097) at December 31, 2023 and 2024, respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2024, the Group has recognized approximately RMB44,504 (US$6,097) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

29.SEGMENT REPORTING

For the years ended December 31, 2022, 2023 and 2024, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. Other than the information provided below, the CODM does not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the year ended December 31, 2024
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	113,710	270,246	383,956	52,602
Cost of sales	(122,838)	(340,280)	(463,118)	(63,447)
Gross profit (loss)	(9,128)	(70,034)	(79,162)	(10,845)

	For the year ended December 31, 2023
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	218,343	319,059	537,402
Cost of sales	(206,527)	(407,483)	(614,010)
Gross profit (loss)	11,816	(88,424)	(76,608)

	For the year ended December 31, 2022
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	254,442	217,643	472,085
Cost of sales	(225,245)	(399,249)	(624,494)
Gross profit (loss)	29,197	(181,606)	(152,409)

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Segment assets
Network	1,769,085	2,354,543	322,571
Hospital	4,284,858	4,371,845	598,941
Total segment assets	6,053,943	6,726,388	921,512

Major Customers

For the year ended December 31, 2022, 2023 and 2024, one of the Company’s customers accounted for 12.2%, 12.8% and 15.6% of the Company’s total revenue, respectively.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location. For the year ended December 31, 2022, 2023 and 2024, all of Group’s revenue was generated from PRC. Total long-lived assets excluding financial instruments, intangible assets, long-term investment and goodwill by country were as follows:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
PRC	4,132,784	4,400,026	602,801
Total long-lived assets	4,132,784	4,400,026	602,801

30.LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted loss per share for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Net loss attributable to Concord Medical Services Holdings Limited	(489,661)	(297,658)	(308,243)	(42,228)
Accretion of contingently redeemable noncontrolling interests	—	—	—	—
Numerator for EPS computation	(489,661)	(297,658)	(308,243)	(42,228)

	For the Years Ended December 31
	2022		2023		2024		2024
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Numerator
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(318,582)	(171,079)	(193,661)	(103,997)	(200,548)	(27,474)	(107,695)	(14,754)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	85,265,910	45,787,948	85,265,910	45,787,948	85,265,910	85,265,910	45,787,948	45,787,948
Loss per share – basic and diluted	(3.74)	(3.74)	(2.27)	(2.27)	(2.35)	(0.32)	(2.35)	(0.32)

The effects of share options and restricted shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2022, 2023 and 2024 as their effects would be anti-dilutive.

In July, 2024, the Company changed the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares from one (1) ADS, representing three (3) Class A ordinary shares, to one (1) ADS representing thirty (30) Class A ordinary shares.

31.FAIR VALUE MEASUREMENTS

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

Certain equipment and long-lived assets related to the Group’s low-performance centers were impaired to their fair value on a nonrecurring basis. As of December 31, 2023 and 2024, the resulting impairment charge of nil and nil was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows based on a discount rate between 16.3% and 19.8% and expected remaining useful life of such assets and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

32.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	17,466	409	56
Prepayments and other current assets	24,999	73,592	10,082
Total current assets	42,465	74,001	10,138
Total assets	42,465	74,001	10,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loan	41,179	34,307	4,700
Long-term debts due within one year	110,574	84,482	11,574
Accrued expenses and other liabilities	20,483	67,300	9,220
Derivative liability	163	—	—
Amounts due to subsidiaries	1,992,011	2,337,986	320,301
Total current liabilities	2,164,410	2,524,075	345,795

Non-current liabilities:
Long-term bank and other borrowings, non-current portion	—	2,190	300
Total liabilities	2,164,410	2,526,265	346,095

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2023 and 2024; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2023 and 2024, respectively)	68	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares‑45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2023 and 2024; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2023 and 2024, respectively)	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2023 and 2024, respectively)	(7)	(7)	(1)
Additional paid-in capital	2,007,965	2,169,693	297,247
Accumulated other comprehensive loss	(65,419)	(77,349)	(10,596)
Accumulated deficit	(4,064,589)	(4,544,706)	(622,622)
Total shareholders’ equity (deficit)	(2,121,945)	(2,452,264)	(335,957)
Total liabilities and shareholders’ equity (deficit)	42,465	74,001	10,138

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	5,242	(2,414)	(2,642)	(362)
Selling expenses	(524)	—	—	—
Operating loss	4,718	(2,414)	(2,642)	(362)
Equity in loss of subsidiaries	(605,175)	(314,122)	(422,351)	(57,860)
Interest income	—	14	438	60
Interest expense	(10,394)	(9,926)	(47,314)	(6,482)
Changes in fair value of derivatives	1,055	5,282	168	23
Other income, net	96,609	(1,008)	—	—
Foreign exchange gain(loss)	23,526	24,516	(8,416)	(1,153)
Net loss	(489,661)	(297,658)	(480,117)	(65,774)
Other comprehensive income (loss)
Foreign currency translation, net of tax of nil	(53,964)	(6,480)	(7,630)	(1,045)
Unrealized losses on available-for-sale securities, net	—	(31,173)	(4,299)	(589)
Total other comprehensive (loss) income	(53,964)	(37,653)	(11,929)	(1,634)
Comprehensive loss	(543,625)	(335,311)	(492,046)	(67,408)

Condensed statements of cash flows

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(2,047)	(1,258)	641	88
Net cash (used in) generated from investing activities	(29,335)	15,655	19,039	2,608
Net cash (used in) generated from financing activities	16,591	1,590	(37,226)	(5,100)

Exchange rate effect on cash	1,243	(31)	489	67

Net (decrease) increase in cash	(13,548)	15,956	(17,057)	(2,337)
Cash at beginning of the year	15,058	1,510	17,466	2,393

Cash at end of the year	1,510	17,466	409	56

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

33.SUBSEQUENT EVENTS

New bank loans and other borrowings

In March 2025, the Company’s subsidiary, CMCC obtained a loan of RMB10,000 (US$1,370) through Bank of Shanghai with an interest rate of 3.85% per annum. The loan period is one year, primarily for working capital needs. As of the reporting date, the full principal amount has been received.

In January 2025, the Company’s subsidiary, Guangzhou Concord Cancer Hospital received RMB76,000 (US$10,412) under its RMB1,300,000 (US$178,099) credit facility with SPD Bank. As of January 2025, Guangzhou Hospital has received a total of RMB1,250,000 (US$171,249) in long-term loans from SPD Bank. The loan period runs from January 25, 2025 to September 28, 2034, with floating interest rates and scheduled repayments. The funds are primarily for proton equipment payments. As of the reporting date, the full principal amount has been received.

In February 2025, the Company’s subsidiary, Guangzhou Concord Cancer Hospital received RMB20,000 (US$2,740) in working capital loans under its RMB1,300,000 (US$178,099) credit facility with SPD Bank. The loan period runs from February 28, 2025 to October 17, 2025, with fixed interest rates, primarily for daily operational needs. As of the reporting date, the full principal amount has been received.

In March 2025, Yundu entered into a commercial acceptance bill guarantee agreement with China Zheshang Bank, with Concord Healthcare providing guarantee for the bill. Shanghai Medstar acted as the bill issuer while Yundu served as the ultimate acceptor. The amount is RMB20,000(US$2,740), the bill was issued on March 13, 2025 with maturity date of September 13, 2025.

In March 2025, the Company’s subsidiary, Aohua Technology entered into a failed sales-leaseback financing agreement with Zhejiang Marine Leasing Ltd. for RMB13,000 (US$1,781). The lease term is 5 years (60 months) with monthly rental and interest payments at an annual rate of 6%. The financing is guaranteed by Concord Healthcare and Zhoushan Haizu New Energy Co., Ltd., with pledged guarantees from accounts receivable of SH MZJH. The agreement stipulates a lease handling fee of RMB650 (US$89). As of the reporting date, the full principal amount of RMB13,000 (US$1,781) has been received and the first installment of RMB390 (US$53) handling fee has been paid.