Form 20-F
period 2025-12-31
Concord Medical Services Holdings Ltd
filed 2026-04-29
CIK 1472072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

130,251,685 ordinary shares, including 84,463,737 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 45,787,948 Class B ordinary shares, outstanding as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents 30 Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the industry matters, the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Concord Healthcare” refers to Concord Healthcare Group Co., Ltd. (formerly known as Meizhong Jiahe Medical Science & Technology Development Group Co., Ltd.);
●	“Concord Medical,” “we,” “us,” “our company,” “our group” or “our” refers to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries;
●	“ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which can be divided into Class A ordinary shares and Class B ordinary shares;
●	“PRC subsidiaries” refers to our subsidiaries incorporated in the People’s Republic of China, including Concord Healthcare, Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”), Shanghai Taifeng Medical Technology Co., Ltd., Shanghai Meizhong Jiahe Yunying Outpatient Center Co., Ltd. (“Shanghai General Practice Clinic”), Medstar (Shanghai) Enterprise Management Co., Ltd. (“Shanghai Medstar”), Tianjin Concord Medical Technology Co., Ltd., Jiaxue (Shanghai) Medical Technology Services Co., Ltd., Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”), Beijing Proton Medical Center Co., Ltd (“Beijing Proton Medical Center”), Shanghai Concord Cancer Center Co., Ltd. (“Shanghai Hospital”), Shanghai Meizhong Jiahe Imaging Diagnostics Center Co., Ltd. (“Shanghai Imaging Center”), Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“Shanghai Outpatient Department”), Shanghai Taizhi Medical Technology Services Co., Ltd., Beijing Yundu Internet Technology Co., Ltd. (“Beijing Yundu”), Guangzhou Concord Cancer Center Co., Ltd. (“Guangzhou Hospital”), Ningbo Jiahe Hospital Management Co., Ltd., Yinchuan Taizhi Technology Services Co., Ltd. (“Yinchuan Meizhong Jiahe Internet Hospital”), Guangzhou Concord Medical Sci-Tech Innovation Center Ltd., Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”), Beijing Concord Medical Technology Co., Ltd., Wuxi Concord Medical Development Co., Ltd. (“Wuxi Concord Medical Development”), Wuxi Meizhong Jiahe Cancer Center Co., Ltd. (“Wuxi Hospital”), Shanghai Hexinkang Technical Service Co., Ltd. and Guangzhou Concord Pharmacy Co., Ltd.
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“£” refers to the legal currency of the United Kingdom of Great Britain and Northern Ireland; and
●	“SGD” or “Singapore dollars” refers to the legal currency of Singapore.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we (1) are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), (2) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China (the “CAC”) and (3) have not been requested to obtain such permissions by any PRC authority.

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

Pursuant to the Measures for Cybersecurity Review (the “Review Measures”), “critical information infrastructure operators” who purchase network products and services that affect or may affect national security shall be subject to a cybersecurity review, and any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC government authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. In addition, as of the date of this annual report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC, nor have we been involved in any investigations on cybersecurity review made by the CAC. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

The Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on the New York Stock Exchange (the “NYSE”) prior to March 31, 2023, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we are not required to make any filing with the CSRC in connection with our listing. However, we will be subject to the filing requirements with the CSRC if we conduct subsequent offerings. There is uncertainty with respect to the filing requirements and implementation, we cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” In 2023, 2024 and 2025, no dividends or distributions were made to Concord Medical by our PRC subsidiaries.

Under PRC laws, Concord Medical may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2023, 2024 and 2025, Concord Medical and our intermediate holding companies received cash of RMB126.9 million, RMB148.2 million and RMB266.6 million (US$38.1 million), respectively, from our PRC subsidiaries. In 2023, 2024 and 2025, Concord Medical and our intermediate holding companies transferred cash of RMB31.2 million, RMB108.7 million and RMB188.0 million (US$26.9 million), respectively, to our PRC subsidiaries. In 2023, 2024 and 2025, there were no capital contributions, loans or other transfer of cash or assets within our organization.

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

Tax Calculation
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%
(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.
(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)

PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to Concord Medical.

(4)

If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to Concord Medical will be 67.5%.

Dividend Distribution and Taxation

In 2023, 2024 and 2025, none of Concord Medical and our subsidiaries paid any dividends or made any distributions to their respective shareholder(s), including any United States Holders. We have no present plan to pay any dividends on our ordinary shares or the ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Subject to the “passive foreign investment company” rules, the gross amount of any distributions that we make to a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as a dividend for United States federal income tax purposes, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. In addition, if we are considered a PRC tax resident enterprise for tax purposes, any dividends paid by us to our non-PRC shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 10. Additional Information—E. Taxation” for details.

Holding Foreign Companies Accountable Act (“HFCAA”) and PCAOB’s Inspection over Financial Statements

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

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2025 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB.

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

Risks related to doing business in China

We face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	adverse changes in political, economic and other policies of the Chinese government. For details, see “—Risks Related to Doing Business in China—Adverse changes in political, economic and other policies of the Chinese government could materially adversely affect the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position”;
●	adverse impact of natural disasters and health epidemics in China. For details, see “—Risks Related to Doing Business in China—We face risks related to natural disasters and health epidemics in China, which could materially adversely affect our business and results of operations”;
●	PRC government’s significant intervention or influence over companies with China-based operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the ADSs. For details, see “—Risks Related to Doing Business in China—The PRC government has significant influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, abruptly change relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or become worthless”;
●	uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice. For details, see “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially adversely affect us”;
●	the threat of the ADSs being delisted or prohibited from being traded in U.S. capital markets under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. For details, see “—Risks Related to Doing Business in China—The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment”; and
●	the approval, filing or other requirements of the CSRC or other PRC government authorities in connection with our future offshore offerings. For details, see “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Risks related to our ordinary shares and ADSs

●	volatility of the trading price of our ADSs; and
●	decline in the price of our ADS due to substantial future sales or perceived potential sales of our ADSs.

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

Furthermore, the Administrative Measures on Internet Information Services, which was promulgated by the PRC State Council on September 25, 2000 and amended on December 6, 2024, set out guidelines on the provision of internet information services. It requires that a commercial operator of internet content provision services must obtain a value-added telecommunications business operating license (“ICP License”) for the provision of internet information services from the appropriate telecommunications authorities. Our internet hospital currently does not hold an ICP License. Any failure, or perceived failure, by us to comply with any applicable regulatory requirements or internet information service-related rules, laws and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business.

We are carrying out a number of large-scale hospital construction projects, which requires substantial capital expenditures and other resources and could materially and adversely affect our operational and financial conditions.

We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was delayed, primarily due to (1) the postponement of construction activities caused by (i) the COVID-19 outbreak in Shanghai, and (ii) the COVID-19 outbreaks in other cities where some of our construction service providers were located in; (2) the extensive time required for the procurement and installation of medical equipment, especially the procurement of proton therapy equipment; and (3) the lengthy and stringent regulatory review and approval process for hospital construction project and other required qualifications, which generally takes seven to eight years for a new hospital planned to provide proton therapy services. We expect to complete the construction of Shanghai Hospital and commence operations in 2027, and commence operation for the proton therapy center in Shanghai Hospital in 2028. In addition, we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2027. All these cities are considered top-tier cities in China, with large and nationally-renowned government hospitals. To attract patients, we need to recruit medical professionals and other personnel and train them properly, provide services and treatment environment superior to local hospitals and install high-end equipment, including CyberKnife systems, positron emission tomography-magnetic resonance (“PET-MR”) scanners and proton therapy systems.

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

In 2023, 2024 and 2025, we had net loss of RMB531.0 million, RMB652.1 million and RMB379.4 million (US$54.3 million), respectively, and negative cash flows from operating activities of RMB276.5 million, RMB397.7 million and RMB201.8 million (US$28.9 million) in 2023, 2024 and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of RMB4,465.6 million (US$638.6 million) and a total shareholders’ deficit of RMB2,103.1 million (US$300.7 million). As of the same date, we had net current liabilities of RMB1,012.5 million (US$144.8 million). These conditions raised substantial doubt about our ability to continue as a going concern. We cannot anticipate when, if ever, we will become profitable. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

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

As of December 31, 2025, we had RMB430.4 million (US$61.5 million) in short-term borrowings outstanding and RMB550.7 million (US$78.7 million) in the current portion of long-term bank and other borrowings. In order to secure our bank and other borrowings, we may grant security interests over our medical equipment and other assets from time to time. As of December 31, 2025, we granted security interests over equipment with a net carrying value of RMB526.7 million (US$75.3 million), representing 14.1% of the net value of our net property, plant and equipment of RMB3,724.7 million (US$532.6 million) as of the same date, accounts receivable with a net carrying value of RMB18.9 million (US$2.7 million), land use rights with a net carrying value of RMB373.8 million (US$53.5 million), construction in progress with a net carrying value RMB1,991.6 million (US$284.8 million), and long-term investments with a carrying value of RMB298.2 million (US$42.6 million) as of December 31, 2025. In the past, we also granted security interests over other assets, such as accounts receivable including lease receivables, land use rights, and construction in progress. We may grant additional security interests over our assets in the future. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Indebtedness.” Any failure to satisfy our obligations under these loans could lead to foreclosure of the assets that secure these loans, suspension of operation of relevant hospitals in which such medical equipment is used, delay or interruption of relevant hospital construction projects, or otherwise damage our reputation in the medical community and our relationship with our hospital partners, all of which could materially adversely affect our business, financial condition and results of operation.

In addition, due to these borrowings, we are exposed to interest rate risk resulting from interest rate fluctuations. As of December 31, 2024 and 2025, the short-term bank and other borrowing bore a weighted average interest of 6.97% and 5.45% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 5.94% and 5.67% per annum, respectively. Escalation of prevailing interest rates could substantially increase our finance costs, which could materially and adversely affect our business, financial condition and results of operation.

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

We have historically derived a large portion of our total net revenues from a limited number of hospital partners. In 2023, 2024 and 2025, net revenues derived from our top five hospital partners were approximately 6.0%, 9.1% and 4.2%, respectively, of our total net revenues. The largest hospital partner accounted for 2.4%, 6.6% and 1.9% of our total net revenues during those periods, respectively.

Cooperative centers located in Henan Province, Beijing Municipality and Hubei Province accounted for 20.3%, 19.9% and 13.6%, respectively, of our total net revenues in 2023. Cooperative centers located in Guangdong Province, Shandong Province and Jiangsu Province accounted for 24.6%, 14.2% and 13.4%, respectively, of our total net revenues in 2024. Cooperative centers located in Hebei Province, Jiangsu Province and Shandong Province accounted for 35.4%, 17.4% and 11.9%, respectively, of our total net revenues in 2025.

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

In addition, the top five of our hospital partners in terms of revenue contribution, accounted for 29.7% of our total network accounts receivable as of December 31, 2025. Any significant delay in the payment of such accounts receivable could materially impact our financial condition and results of operations.

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

Our total outstanding accounts receivable from our hospital partners were RMB65.4 million and RMB36.6 million (US$5.2 million) as of December 31, 2024 and 2025, respectively. As of December 31, 2025, approximately 62.5% of the accounts receivable for our network business reported on our consolidated balance sheets as of December 31, 2024 were still outstanding. In 2023, 2024 and 2025, accounts receivable of nil, RMB0.04 million and nil were written off as uncollectible, respectively.

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

In 2023, 2024 and 2025, net revenues derived from our cancer hospitals and clinics located in Shanghai and Guangzhou accounted for 57.4%, 69.8% and 81.2%, respectively, of our total net revenues in the same periods. Going forward, we expect that a large part of our net revenues will remain dependent on our cancer hospitals located in Shanghai and Guangzhou, especially as we are in the process of expanding our hospital operations in such regions. We are therefore sensitive to the regulatory, economic, environmental and competitive conditions, as well as the public health landscape, in such regions. In addition, the business of our hospitals and clinics may also be materially and adversely affected if any economic downturn in these regions were to result in patients cutting back on spending on oncology healthcare services. In the event that the average spending power of the population decreases or the economic growth in Shanghai and Guangzhou slows down, demand for medical services, especially for the premium oncology healthcare services in private hospitals, may substantially decrease, and our results of operation and profitability may be adversely affected. Furthermore, significant changes in the laws and regulations governing the healthcare industry in Shanghai and Guangzhou, such as those in relation to the medical professional licensing system, qualification and compliance requirements for medical institutions, may have a material effect on our business operations.

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

In addition, cooperative centers in our network are primarily located in non-profit hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the Ministry of Health. Those authorities may adjust these price ceilings downwards or upwards from time to time. Historically, treatment fees for large medical equipment were requested to be reduced. In the future, if the government reduces examination or treatment fees for the services provided by the centers in our network, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially adversely affected.

Any failure to remain eligible for public medical insurance coverage, or any non-payment or delayed payment under China’s public medical insurance programs, could materially and adversely affect our results of operations and financial condition.

In medical insurance designated medical institutions in China, being the medical institutions that are eligible for public medical insurance coverage, patients may make partial payments if the medical bills are not fully covered, with the remaining fees payable to be settled between us and the relevant public medical insurance authorities. As such, whether a medical institution is eligible for public medical insurance coverage could affect its acceptance among potential patients. As of the date of this annual report, two of our cancer hospitals and clinics including Guangzhou Hospital, and Shanghai Outpatient Department were medical insurance designated medical institutions in China. In 2023, 2024 and 2025, net revenues derived from settlement through public medical insurance programs accounted for approximately 24%, 29% and 21% of our total net revenues for the same periods, respectively. We expect to continue to receive a significant portion of our total medical bill payments under public medical insurance programs in China.

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

For medical equipment classified as Class A large medical equipment, which includes proton therapy systems, NHC is responsible for procurement planning and approval and issues the requisite large medical equipment procurement licenses. For medical equipment classified as Class B large medical equipment, which includes PET-MR scanners, gamma knife systems, PET-CT scanners, and linear accelerators, the relevant provincial healthcare administrative authorities are responsible for procurement planning and approval.

Although these rules do not directly apply to military hospitals in China, the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army (the “PLA”) uses these rules as a reference to approve the procurement of such medical equipment. The procurement regulations issued by the NHC stipulate that from 2018 to 2020, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 710 by the end of 2020. According to Notice on Adjusting the Configuration Plan of Large medical Equipment for 14th Five-Year Plan (the “14th Five-Year Plan”) issued by NHC on July 21, 2023, national master plan configures a maximum of 41 newly added proton therapy treatment systems between 2021 and 2025 and the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 860. The allocation will depend on the actual situation of regional function orientation, radiation capacity of medical services and the service level of diagnosis and treatment of medical institutions. In addition, the 14th Five-Year Plan also stipulates the provincial procurement planning and quotas for Class B large medical equipment procurement licenses.

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

On January 9, 2024, our subsidiary Concord Healthcare listed a minority stake of 39,420,200 H shares on the Main Board of the HKSE under the stock code 2453.HK. Concord Healthcare’s H shares began to trade on Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) on January 9, 2024. We currently offer various types of support to Concord Healthcare to facilitate the marketing and implementation of its services. We have entered into and may, in the future, enter into various transactions and agreements with Concord Healthcare. Concord Healthcare has its audit committee, consisting of independent non-executive directors, to review and approve all proposed connected transactions as defined in the listing rules of the HKSE, including any transactions between our Company and Concord Healthcare, as applicable. We have an audit committee, consisting of independent directors, to review and approve all material related party transactions, including any material transactions between our Company and Concord Healthcare, as applicable. We believe that the transactions and agreements that we have entered into with Concord Healthcare are on terms that are negotiated on an arm’s length basis.

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

Concord Healthcare has raised capital in both private and public share offerings to support its business operations. On January 9, 2024, Concord Healthcare’s H shares began to trade on the HKSE under the stock code 2453.HK. As of December 31, 2025, we remained control of Concord Healthcare with 32.68% of its voting right. Concord Healthcare’s operation of its self-owned medical institutions is capital intensive, and it may require additional capital resources in the future. Concord Healthcare may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in Concord Healthcare, and the investors may have a strategy or objectives different from ours with respect to Concord Healthcare or impose conditions that could restrict the operations of Concord Healthcare. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

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

We have applied for and obtained the registration of our trademark “Medstar” and a total of 168 other trademarks, including “Concord Medical,” in China to protect our corporate name as of the date of this annual report. We also owned the rights to 24 domain names that we use in connection with our business as of the same date. We believe that such domain names enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options available. Our failure to protect our trademarks or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

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

We believe our proton center in Guangzhou Hospital and planned proton center in Shanghai Hospital, will offer the most advanced and cutting-edge treatment to cancer patients in China, including proton therapy, the most sophisticated radiotherapy currently available in the market. While considered the most accurate and effective radiotherapy mode at this time, proton therapy treatment may be overtaken by new trends or breakthroughs in the radiotherapy market. For instance, there is a trend of miniaturization of proton therapy equipment, which delivers the same treatment at lower upfront investments and physical specifications.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2025 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. See “Item 15. Controls and Procedures.”

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

We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. We primarily conduct our operations in the Chinese mainland and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of our experts reside within China, and most of the assets of these persons are located within China. As cross-border service of process is typically cumbersome and time-consuming, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon us or these persons, or to bring an action against us or against these persons in the United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, enforcement of a judgment rendered by a foreign court is subject to the judgment of PRC courts considering the foregoing factors.

United States Holders of our ordinary shares or ADSs will generally be subject to adverse United States federal income tax consequences if we are treated as a passive foreign investment company.

The determination of whether or not we are a passive foreign investment company (a “PFIC”) is made on an annual basis and depends on the composition of our income and assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents). In making this determination, if a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, it will be treated for purposes of the PFIC tests, as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income. The market value of our assets (including any goodwill) may be determined in large part by the market prices of our ADSs and ordinary shares, which are likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Although we currently consolidate the income and operations of Concord Healthcare in our financial statements, only our proportionate share of any income and assets of Concord Healthcare is included for purposes of the PFIC rules, and if our ownership percentage of Concord Healthcare declines in the future, we may not be able to include the income and assets of Concord Healthcare for purposes of the PFIC rules. Whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the Internal Revenue Service (“IRS”) will agree with our determination. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025 or will be a PFIC in the current taxable year.

If we are treated as a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs or ordinary shares. Additionally, if we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such United States Holder even if we do not satisfy either of the above tests to be classified as a PFIC in any subsequent year unless the United States Holder makes a purging election under the PFIC rules. United States Holders of our ADSs or ordinary shares are strongly encouraged to consult their own tax advisors regarding the potential application of these rules to us and the ownership of our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. In addition, the impact of COVID-19 pandemic on the Chinese and global economies was severe from 2019 to 2022 and may subject to further uncertainties. The Chinese government has implemented measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

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

Our business could be materially adversely affected by severe weather conditions and natural disasters or the outbreak of health epidemics in China. As our cancer hospitals and network of radiotherapy and diagnostic imaging centers are located across China, our operations may be particularly vulnerable to any health epidemic, such as avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) and H7N9. Between December 2019 and December 2022, an outbreak of respiratory illness caused by the COVID-19 negatively impacted the operations of our cancer hospitals and cooperative centers in China. In addition, the completion time for exterior wall construction for Shanghai Hospital was postponed from June 30, 2021 to January 2023 due to the lack of labor in Shanghai during the COVID-19 resurgence. The PRC governments at all levels began to significantly lift the restrictive measures aimed at controlling the spread of the COVID-19 virus in December 2022. As the situation eased, in 2023, we have experienced an increase in the demand for our sales and installing of medical equipment and software and other services, and a recovery in the demand for the oncology healthcare service in our medical institutions. However, any regional outbreak of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties. While the full impact of this outbreak is unknown at this time, we are closely monitoring the rapid developments in China that have become exposed to the virus and continually assessing the potential impact on our business. Any prolonged deviations from normal daily operations could negatively impact our business.

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

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2025 have been audited by an independent registered public accounting firm that is located in China and is among the public accounting firms registered with the PCAOB headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rule”) require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The Overseas Listing Trial Measures and the related guidelines regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on NYSE prior to March 31, 2023, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we are not required to make any filing with the CSRC in connection with our listing. However, we will be subject to the filing requirements with the CSRC if we conduct subsequent offerings. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

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

The Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“SAFE Circular No. 37”) requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 requires amending the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents share transfer or exchange, merger, division or other material events.

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

Currently, several of our beneficial owners who are residents in the PRC and are or may be subject to the requirements of registering with the competent local branch of SAFE with respect to their investments in our company as required by the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular No. 75”). They will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners that are required to make such registrations, and if or when we have such shareholders or beneficial owners, we may not always be able to compel them to comply with SAFE Circular No. 37 requirements.

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

For instance, the PRC Data Security Law, among other things, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data security, data processing activities must be conducted based on data classification and hierarchical protection system. Furthermore, along with the promulgation of the Opinions on Strictly Combating Illegal Securities Activities, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent.

The Measures for the Security Assessment of Data Cross-border Transfer (the “Security Assessment Measures”) require that any data processor who provides to an overseas recipient important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment shall conduct security assessment.

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

The Review Measures provide that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. As a result, we currently believe we do not need to apply for a cybersecurity review pursuant to the above regulation to maintain the listing status of the ADSs in the United States, because (1) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future and (2) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. However, the scope of operators of “critical information infrastructure” and the interpretation for “affect or may affect national security” under the current regulatory regime remain unclear and are subject to the decisions of competent PRC regulatory authorities. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. Moreover, we may be required to conduct cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact on national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

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

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by or filed with MOFCOM in China or its local counterpart. The Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises promulgated by SAFE (the “Circular 142”) regulates the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight over use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation.

Pursuant to the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular No. 19”), the foreign exchange capital of foreign-invested enterprises shall be subject to discretional foreign exchange settlement. For domestic equity investment made with capital obtained from foreign exchange settlement, the invested enterprises first shall handle the registration of domestic reinvestment at the foreign exchange bureaus (banks) at the places of registration and open the corresponding Account Pending for Foreign Exchange Settlement Payment. The enterprises making the investment shall then transfer the capital in Renminbi obtained from foreign exchange settlement based on the actual investment scale to the Account Pending for Foreign Exchange Settlement Payment opened by the invested enterprises. This may help foreign-invested enterprises carry out domestic equity investment with the capital obtained from foreign exchange settlement to some extent.

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

In addition, under the PRC Enterprise Income Tax Law (the “EIT Law”), the Circular issued by the State Administration of Taxation regarding a summary on the dividend rates under the double tax treaties (“Notice 112”), the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“PRC-HK DTA”), or the Double Taxation Arrangement (Hong Kong) and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties (“Notice 601”) dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%.

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

Under our fourth amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your underlying ordinary shares represented by their ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

On October 28, 2008, we acquired 100% of the equity interests in Beijing Yundu through our subsidiaries Aohua Leasing and Concord Healthcare (formerly known as CMS Hospital Management Co., Ltd. and Meizhong Jiahe Medical Science & Technology Development Group Co., Ltd.) with a consideration of approximately RMB35.0 million.

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

In April 2017, ZR Guofu and we entered into a supplemental contract to the framework agreement, pursuant to which, Guofu Huimei will be used as the platform to invest and provide loans to some domestic entities engaging in hospital business. Among others, during 2017, Guofu Huimei acquired a 78.31% equity interest in Beijing Century Friendship, which held a 55% equity interest in Beijing Proton Medical Center, with a consideration of RMB388.5 million and a 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB182.1 million through capital injections. As a result of the foregoing, our effective equity interest in Beijing Century Friendship decreased from 100% to 42.1%, our total effective equity interest in Beijing Proton Medical Center decreased to 48.16% (through Beijing Century Friendship and King Cheers) from 80%, and our total effective equity interest in Shanghai Outpatient Department was 49.48% (after more acquisitions by our other subsidiaries in 2017). In June 2018, Concord Healthcare entered into agreements with Guofu Huimei to purchase its 78.31% equity interest in Beijing Century Friendship and 54.8% equity interest in Shanghai Outpatient Department with a consideration of RMB388.5 million and RMB182.1 million, respectively. Meanwhile, ZR Guofu and Guofu Huimei reached an agreement, pursuant to which ZR Guofu withdrew its original investments in Guofu Huimei. Therefore, we held a 100% equity interest in Beijing Century Friendship, an 80% equity interest in Beijing Proton Medical Center and a 90% equity interest in Shanghai Outpatient Department through our wholly-owned or majority-owned subsidiaries upon execution and closing of the agreement. In October 2018, we obtained the control of Beijing Century Friendship, Beijing Proton Medical Center and Shanghai Outpatient Department. As of the date of this annual report, we held a 100.0% equity interest in Beijing Century Friendship and a 55.0% equity interest in Beijing Proton Medical Center.

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

In March 2018 and July 2018, we, the investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited, and other investors entered into agreements pursuant to which the parties jointly made a strategic investment in our subsidiary, Concord Healthcare. The total investment was RMB1.5 billion. Upon completion of the investment, those investment institutions led by CICC Capital and the other minority investors held a total of approximately 40% of the equity interests in Concord Healthcare and our equity interest in Concord Healthcare was diluted to approximately 60%. As of December 31, 2019, our effective equity interest in Concord Healthcare was approximately 60%. In February 2020, we and CITIC Industrial Investment Group Limited (“CITIC”) entered into agreements pursuant to which CITIC will make an investment of approximately RMB700.0 million in Concord Healthcare, subject to the satisfaction of closing conditions. Upon completion in March 2020, our ownership in Concord Healthcare was diluted from approximately 60% to approximately 50%. In April 2021, we entered into an investment agreement with five entities and one individual, pursuant to which these investors subscribed an aggregate of 18,805,826 newly issued shares of Concord Healthcare with a total consideration of RMB400.0 million. In April 2022, we transferred 2.05% of the equity interest in Concord Healthcare to Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”), the sole limited partner of which is Shanghai Medstar. In December 2020 and April 2021, we obtained declaration of certain noncontrolling shareholders, pursuant to which they irrevocably delegate their voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period they own the equity interest in Concord Healthcare. In April 2022, we obtained the declaration of Shanghai Xinhe, pursuant to which it irrevocably delegates its voting rights in the general meeting of shareholders of Concord Healthcare to our group during the period it owns the equity interest in Concord Healthcare. Subsequently, on March 9, 2023, Shanghai Medstar transferred 27.27% of the partnership interest in Shanghai Xinhe to Shanghai Linen International Trading Co., Ltd. (“Shanghai Linen”), a limited liability company established in the PRC and ultimately controlled by Ms. Sirong Tian (a shareholder of Model Oasis Limited and Solar Honor Limited), at a consideration of RMB60.0 million, which was fully settled on March 10, 2023. Upon completion of such transfer, limited partners of Shanghai Xinhe are Shanghai Medstar and Shanghai Linen, which hold 72.73% and 27.27% of the partnership interest in Shanghai Xinhe, respectively. In June 2023, we and several of our subsidiaries signed a Capital Increase and Share Purchase Agreement with CSPC NBP Pharmaceutical Co., Limited (“NBP”). Pursuant to the agreement, NBP purchased 4.17% shares of Concord Healthcare with the consideration of RMB300.0 million (US$42.3 million). After the completion of all transactions mentioned above, our equity interest in Concord Healthcare had been diluted to 42.09% as of December 31, 2024. In June 2023, we successively obtained declaration from certain of the noncontrolling shareholders of Concord Healthcare pursuant to which the noncontrolling shareholder delegates its voting rights in the general meeting of shareholders of Concord Healthcare to us irrevocably during the period it owns the share interest in Concord Healthcare, after the transaction mentioned above in June 2023. On June 20, 2025, the Group’s subsidiary Beijing Concord Medical Technology Co., Ltd disposed a total of 32,800,000 H shares of Concord Healthcare of the total issued shares. On June 4, 2025, Concord Healthcare completed the placing of 18,600,000 new H shares under the general mandate. On July 29, 2025, Concord Healthcare completed the placing of 48,723,600 new H shares under the general mandate. As of December 31, 2025, we held 32.68% voting interest of Concord Healthcare’s total equity.

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

Concord Healthcare, our subsidiary, filed an application to list a minority stake of its shares (the “Concord Healthcare Shares”) on HKSE on May 31, 2022 and refiled the application on January 30, 2023 following the expiry of the initial application. On January 9, 2024, Concord Healthcare listed a minority stake of 39,420,200 H shares at an initial public offer price of HK$14.28 per H share on the Main Board of the HKSE under the stock code 2453.HK. Concord Healthcare’s H shares began to trade on the HKSE on January 9, 2024. The information related to the listing of Concord Healthcare’s H shares on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

On December 12, 2022, Guangzhou Concord Pharmacy Co., Ltd. was established under the laws of the PRC with a registered capital of RMB10 million, which is owned as to 70% by Concord Healthcare and as to 30% by Guangzhou Concord Medical Sci-Tech Innovation Center Ltd.

In December 2022, we entered into a shares transfer agreement with Shanghai Epu Supply Chain Technology Co. Ltd (“Shanghai Epu”) and Shanghai Rongsheng Medical Management Co., Ltd (“Shanghai Rongsheng”), pursuant to which we sold all the equity interests in Guofu Huimei including 91.4% of the equity interests in Guofu Huimei held by Medstar SH, and 8.6% of the equity interests in Guofu Huimei held by Beijing Concord Medical Technology Co., Ltd. and its subsidiaries, to Shanghai Epu and Shanghai Rongsheng at the consideration of RMB190.0 million. The sale and the equity interest transfer were completed on December 26, 2022. As a result of the completion of such transaction, we disposed of our equity interests in Guofu Huimei and its subsidiaries, namely Tianjin Jiatai, Shanghai Rongchi, Oriental Light Group Limited and China Medstar.

On March 1, 2023, we dissolved Datong Meizhong Jiahe Traditional Chinese Medicine Clinic. This dissolution or disposal of subsidiary did not represent a strategic shift on our major business and have no major effect on our results of operations. The disposal of the entity did not qualify as discontinued operation.

On April 25, 2024, we entered into an equity transfer agreement with a third party, Guangzhou Swallowing Home Health Management Co., Ltd. to sell the 70% shares we held in New Spring Group and its subsidiary with consideration of RMB2.6 million. As of December 31, 2024, the disposal transaction was completed. After the transaction, we remained 20% shares of New Spring Group and accounted the remaining shares as investment in associates. On December 4, 2024, we entered into an equity transfer agreement with Guangzhou Yipusheng Health Management Co., Ltd. Pursuant to Agreement, disposed the remaining 20% shares in New Spring Group. As of December 31, 2024, the disposal transaction was completed.

On April 26, 2024, we entered into an equity transfer agreement with a third party, Guangzhou Yipusheng Health Management Co., Ltd. to sell all the shares we held in Shenzhen Concord Medical Investments Limited and its subsidiary, Datong Hospital, with consideration of RMB10.0 million. As of December 31, 2024, the disposal transaction was completed. This dissolution or disposal of subsidiary did not represent a strategic shift on our major business and have no major effect on our results of operations. The disposal of the entity does not qualify as discontinued operation.

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

On February 2025, we entered into an agreement to dispose of a 10% equity interest in our consolidated subsidiary, Guangzhou Hospital, to Shanghai Jiazhongxin Management Consulting Partnership (Limited Partnership), an independent third party, for a total consideration of RMB46.0 million (US$6.6 million).

On April 30, 2025, we entered into an equity transfer agreement with two unaffiliated third-party individuals to sell our entire equity interest in Medstar (Guangzhou) Medical Technology Services Ltd. for an aggregate consideration of RMB24.7 million (US$3.5 million). The disposal was completed during the year.

On May 23, 2025, we legally dissolved and deregistered Guangzhou Yicheng Biological Immune Technology Co., Ltd.

On June 4, 2025, Concord Healthcare completed the placing of a total of 18,600,000 placing shares to no fewer than six placees at the placing price of HK$5.38 per placing share pursuant to the terms and conditions of a placing agreement.

On June 20, 2025, Beijing Concord Medical Technology Co., Ltd., disposed a total of 32,800,000 H shares of Concord Healthcare by block trading at the price of HK$6.12 per share.

On June 24, 2025, we entered into an equity transfer agreement with an unaffiliated third party, Hainan Qifu Medical Technology Co., Ltd. to sell our entire equity interest in Shanghai Xinhe Enterprise Management Center (Limited Partnership) for an aggregate consideration of RMB60.0 million (US$8.6 million). The disposal was completed during the year.

See “—C. Organizational Structure” for our effective equity interests in our subsidiaries as of December 31, 2025.

As of the date of this annual report, we conduct substantially all of our operations through Shanghai Imaging Center, Guangzhou Hospital, Shanghai Outpatient Department, Shanghai General Practice Clinic and Yinchuan Meizhong Jiahe Internet Hospital in PRC for our hospital business and the following subsidiaries for our network business in the PRC:

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Capital Expenditures” for more details of the capital expenditures.

Our principal executive offices are located at Room A1-A5 26/F, East Zone, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company, located at 251 Little Falls Drive, Wilmington, DE USA 19808. Our website is www.ccm.cn. The information contained on our website is not a part of this annual report.

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

B.Business Overview

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. Through our network business, we also empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2025, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. As of the same date, we provided equipment leasing and comprehensive support services for eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. These hospitals substantially consist of Class III Grade A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of NHC in China (formerly the Ministry of Health). We also provide other services, primarily including medical solutions and support services, as part of our network business to other enterprise customers.

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

We are in the process of establishing and operating new cancer hospitals and proton centers in China to develop our hospital business. We have one planned hospital in China, namely Shanghai Hospital, and one hospital in operation in China, namely Guangzhou Hospital, which provide premium cancer treatment services to our patients. We commenced construction of Shanghai Hospital in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in 2027. We also commenced construction of Guangzhou Hospital in November 2017, and the construction was completed in October 2020. Guangzhou Hospital has been in operation since June 2021. In addition, we also plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2027.

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

We believe our planned proton centers will offer the most advanced and cutting-edge treatment to cancer patients by providing services such as proton therapy, the most sophisticated radiotherapy currently available in the market. Proton therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. We commenced the operation of the proton center of our Guangzhou Hospital in December 2024 and we expect to commence operation of the proton center of Shanghai Hospital deployed in 2028. In addition, we commenced the construction of Beijing Proton Medical Center in June 2017. The construction was suspended and delayed due to the COVID-19 pandemic and the failure of one of the shareholders to perform its obligations under the related cooperation agreements. The cooperation agreements for the Beijing Proton Medical Center project was terminated in 2022. In December 2012, we acquired indirect ownership of 19.98% of the equity interests in the MD Anderson Proton Therapy Center. In August 2015, we acquired an additional 7.04% equity interest in the MD Anderson Proton Therapy Center from an existing owner of the general partner to expand our expertise and knowledge base in preparation for the future operation of proton centers in China. In November 2018, MD Anderson Proton Therapy Center reached an agreement with MD Anderson to sell all its assets and liabilities to MD Anderson, as well as terminating management service agreement between MD Anderson Proton Therapy Center and PTC-Houston Management, LP. at a consideration of RMB212.9 million. As a result, we disposed of our equity interest in MD Anderson Proton Therapy Center.

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

Our business structure has evolved in recent years through the development of new cancer hospitals and clinics, such as Guangzhou Hospital which commenced operation in June 2021, and cancer clinics, such as Shanghai General Practice Clinic which commenced operation in September 2021. Our total net revenues were RMB537.4 million, RMB384.0 million and RMB460.5 million (US$65.9 million) in 2023, 2024 and 2025, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues” regarding our total net revenues by segments and our total net revenues by geographic regions in 2023, 2024 and 2025. For additional information relating to our history and reorganization and our financial presentation, see “—A. History and Development of the Company,” “—C. Organizational Structure” and “Item 5. Operating and Financial Review and Prospects.”

Our Hospital Business

We provide a full cycle of premium oncology healthcare services including screening, diagnosis, treatment and post-treatment health management to patients through our self-owned cancer hospitals and clinics. As of December 31, 2025, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. We were also in the process of constructing Shanghai Hospital as of December 31, 2025. Leveraging our accumulated oncology healthcare technology and experience, we strive to provide increasingly more personalized and comprehensive services through omni-channels to meet the evolving demands of cancer patients in China.

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

Shanghai Hospital

Shanghai Hospital is designed to be a comprehensive cancer hospital with 400 beds and a planned gross floor area of 158,769 square meters located in Xinhongqiao Park. In April 2014, we received the government approval for the establishment of Shanghai Hospital. Our Shanghai Hospital will utilize the advance domestic and international therapeutic methods, medical process and management system. The hospital plans to install the most advanced cancer diagnosis and treatment equipment and multi-disciplinary system. The construction of this hospital project commenced in September 2017 with an estimated construction period of five years. The construction project was prolonged due to the suspension of construction activities caused by the COVID-19 pandemic. We expect to commence the operation of Shanghai Hospital in 2027 and commence the operation of its proton center in 2028.

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

In April 2020, we acquired Guangzhou Outpatient Department. Guangzhou Outpatient Department is an affiliated oncology specialty outpatient department to our Guangzhou Hospital, with its core specialty in breast cancer. Located in downtown Guangzhou, it primarily provides cancer screening, diagnosis, treatment and health management services for outpatients and is equipped with advanced oncology diagnostic equipment such as color doppler ultrasound, mammography, endoscopy and CT. In June 2024, we completed the equity transfer process of Guangzhou Outpatient Department to a third party.

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

Our Network Business

As of December 31, 2025, we operated an extensive network of eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. These hospitals substantially consist of Class III Grade A hospitals, the highest ranked hospitals by quality and size in China based on the standards of the NHC. Our network includes seven radiotherapy centers and one diagnostic imaging center.

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

Lease and Management Services Arrangements

As of December 31, 2025, we had six cooperative centers established under lease and management services arrangements. We typically establish such centers with hospitals by entering into a lease agreement and a management agreement.

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

We further empower hospital partners with one-stop management and technical services for their better utilization of the equipment as well as cloud-based solutions which are highly compatible and can be connected to the medical equipment supplied by us. For our cloud system solutions, we either charge a fixed rate service fee for our remote medical services provided through the cloud platforms, or a fixed purchase price for the supplied cloud system solutions. See “—Our Cloud System Solutions.”

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

Management Services

From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of December 31, 2025, we did not operate cooperative centers under service-only agreements. Unlike the cooperative centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the cooperative centers established under service-only agreements. Rather, we only manage such cooperative centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the cooperative center.

In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We expect to enter into additional strategic service-only agreements with other hospitals in the future.

Technical Services

We provide technical services to radiotherapy and diagnostic imaging centers under technical service agreements. As of December 31, 2025, we had such agreements at two cooperative centers among the totality of our eight cooperative centers. Similar to management services arrangements, we do not invest in the medical equipment installed at the cooperative centers.

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

Proton Therapy System

We had two sets of proton therapy equipment as of the date of this annual report. Specifically, in September 2020, we completed the installment of one set of proton equipment in our Guangzhou Hospital. We have also procured a set of proton therapy equipment in February 2022, which is held by Concord Healthcare for future deployment based on its business needs. In September 2024, Guangzhou Concord Cancer Center Co., Ltd. obtained the large medical equipment procurement license for its proton equipment. In December 2024, we received approval to the application for the Registration Certificate for Medical Device for the proton therapy equipment and commenced the operation of the proton center of our Guangzhou Hospital. In addition, we expect to commence operation of the proton center of Shanghai Hospital in 2028.

Linear Accelerators and External Beam Radiotherapy

As of December 31, 2025, we owned seven linear accelerators at our cancer hospitals and cooperative centers. As of the same date, the cooperative centers under service-only technical service agreements in our network owned two linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for ten to 20 minutes. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments.

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

In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications associated with other treatment options. As of December 31, 2025, we owned three head gamma knife systems at our cancer hospitals and cooperative centers.

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

Diagnostic Imaging

We employ a wide range of diagnostic imaging equipment at our cancer hospitals and cooperative centers. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including among others, PET-CT scanners, MRI scanners and PET-MR scanners. A PET-CT scanner combines a PET scanner and a CT scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. A PET-MR scanner combines a PET scanner and an MRI scanner. PET-MR scanners perform whole-body examinations at both anatomical and metabolic levels at the same time, which reduces the scanning time and patients’ radiation exposure. It is widely recognized as an advanced device for early screening and diagnosis of malignant tumors and neurological diseases. As of December 31, 2025, we owned four MRI scanners, two PET-CT scanners and one PET-MR scanner at our cancer hospitals and cooperative centers.

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

In accordance with PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning. See “—Regulation of Our Industry—Regulation of Medical Institutions—Large Medical Equipment Procurement License.”

Once non-profit hospitals have obtained large medical equipment procurement licenses, the purchase of medical equipment for such hospitals is conducted through a collective tender process. The tender process is centralized in accordance with the relevant PRC laws and regulations and is supervised by the NHC for Class A large medical equipment. For Class B large medical equipment, the relevant provincial health administrative authorities supervise the tender process. The government or military authority will appoint an agent to manage the tender process who must be certified by the government and be qualified to conduct the tender process. The agent publicizes information relevant to the tender process, such as the type of equipment requested by the hospital and the desired commercial terms.

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

Intellectual Property

To protect our corporate name, we have applied to the PRC Trademark Office of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for and obtained the registration of our trademark “Medstar” in October 2009 and a total of 168 other trademarks, including “Concord Medical,” as of the date of this annual report. We also own the rights to 24 domain names that we use in connection with the operation of our business as of the same date. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available.

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

General Regulatory Environment

China’s healthcare industry is regulated by various government agencies, including the NHC. The NHC has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the NHC, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the NDRC, the National Medical Products Administration (“NMPA”), the Ministry of Ecology and Environment (“MEE”) and MOFCOM, have promulgated rules and regulations relating to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy equipment, the licensing and operation of medical institutions and the licensing of medical staff.

Permits Required by Our Company

Medical Equipment Operating Enterprise Permits

The NMPA categorizes medical equipment into three classes according to the level of control by the government authorities that, in the judgment of the NMPA, is required for their safe and effective operation. Class I medical equipment are the medical equipment that require only an ordinary level of control in order to ensure their safe and effective operation. Class II medical equipment are the medical equipment that require a heightened level of control in order to ensure their safe and effective operation. Class III medical equipment are the medical equipment that are used to support or maintain human life, are implanted into the human body or otherwise pose a potential danger to the human body. Class III medical equipment require strict control in order to ensure their safe and effective operation. In order to ensure an adequate level of control in the operation of Class II and Class III medical equipment, enterprises that engage in the operation of such equipment, which include gamma knife systems, linear accelerators, MRI systems and PET-CT systems, must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency. As a result, our subsidiaries that engage in the operation of Class II and Class III medical equipment must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency pursuant to the Medical Equipment Supervision and Administration Regulation effective as of April 1, 2000 and amended on December 6, 2024. Each such permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. Our Guangzhou Hospital, Shanghai Medstar and Aohua Technology have obtained medical equipment operating enterprise permits.

Radiation Safety Permits

As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Technology are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 and amended on March 2, 2019 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on January 4, 2021 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. Shanghai Medstar and Aohua Technology have received a radiation safety permits. In addition, our Shanghai Imaging Center, Shanghai Outpatient Department, and Guangzhou Hospital have obtained the radiation safety permits.

Any organization that is subject to radiation safety permitting requirements is required to strictly observe state regulations regarding individual radiation dosage monitoring and health administration, conduct individual dosage monitoring and occupational health examinations for its staff that are directly involved in the production, sale or use of radioactive materials or devices and maintain individual dosage files and occupational health files. Any used Class I/II/III radioactive source materials must be returned to the manufacturer or the original exporter of the equipment. If return to the manufacturer or the original exporter is not possible, the used radioactive materials must be delivered to a qualified radioactive waste consolidation and storage unit for storage. Any used Class IV/V radioactive source materials must be directly (without any prerequisites) delivered to a qualified radioactive waste consolidation and storage unit for storage.

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

Medical Institution Practicing License

Pursuant to the Regulation on Medical Institution issued on February 26, 1994 and amended on March 29, 2022 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the NHC. Each of the cancer hospitals and clinics that we intend to establish or currently operate in China would need to obtain such a medical institution practicing license. As of the date of this annual report, each of our self-owned cancer hospitals and clinics in operation has obtained a medical institution practicing license.

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

In accordance with “14th Five-Year Plan,” the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 860 from the date of the plan through the end of 2025, and the total number of large medical equipment procurement licenses issued for gamma knife systems cannot exceed 95 nationwide. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the cooperative centers in our network operate.

Radiotherapy Permit

Medical institutions that engage in radiotherapy are governed by the Regulatory Rules on Radiotherapy issued on January 24, 2006 and amended on January 19, 2016 by the NHC and are required to obtain a radiotherapy permit from the relevant healthcare administrative authorities. These rules require such medical institutions to possess qualifications sufficient for radiotherapy work, which include having adequate facilities for housing radiotherapy equipment as well as having qualified, properly trained personnel. Medical institutions that operate medical equipment containing radioactive materials are also required to obtain a radiation safety permit. See “—Permits Required by Our Company—Radiation Safety Permits.”

Radiation Worker Permit

Medical institutions that engage in the operation of medical equipment that contains radioactive materials or emits radiation during operation are governed by Measures for the Administration of Occupational Health of Radiation Workers issued on June 3, 2007 by the NHC and are required to obtain a radiation worker permit from the competent healthcare administrative authorities for each medical technician who operates such equipment.

Regulation of Military Hospitals

The procurement, installation and operation of large medical equipment by medical institutions of the PLA is regulated by the healthcare administrative authority of the general logistics department of the PLA with reference to the Rules on Procurement and Use of Large Medical Equipment (For Trial Implementation). The general logistic department of the PLA issues a large equipment application permit to those military hospitals approved for procurement. The procurement planning records and annual reviews are provided to the NHC for its records.

Restrictions on Cooperation Agreements

Since the effectiveness in September 2000 of the Implementation Opinions on the Management by Classification of Urban Medical Institutions by the NHC, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, non-profit medical institutions other than military hospitals have been prohibited from entering into new cooperation agreements or continuing to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Management by Classification of Urban Medical Institutions issued on July 23, 2001 by the NHC, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, a non-profit medical institution that lacks sufficient funds to purchase medical equipment outright may enter into a leasing agreement pursuant to which the medical institution leases medical equipment at market rates. In response to this regulatory change, we have replaced the majority of our cooperation agreements with non-profit hospitals with leasing and management agreements.

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

Registration of Doctors

Doctors in China must obtain a doctor practitioner or assistant doctor practitioner license in accordance with the Law of the People’s Republic of China on Physicians, effective as of March 1, 2022, and the Measures for the Administration of Physician Practice Registration, effective as of April 1, 2017. Currently, each doctor is required to practice in the medical institution specified in such doctor’s registration. If a doctor intends to change his/her practice location, including but not limited to moving to or from a non-profit medical institution or to or from a for-profit medical institution, practice classification, practice scope or other registered matters, such doctor is required to apply for such change with the competent healthcare administrative authorities. However, with the approval of the medical institution with which a doctor is affiliated, a doctor may, within his/her scope of practice, undertake outside consultations, including diagnostic and treatment activities, for patients of another medical institution.

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

Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare and the 1997 Circular on Reimbursement Coverage of Large Medical Equipment under State Provision of Healthcare are covered by one of two nationwide public medical insurance schemes, which are the Urban Employees Basic Medical Insurance Program and the Urban Residents Basic Medical Insurance Program. Rural residents in China are covered under a new Rural Cooperative Medical Program launched in 2003. According to the Opinions on Integrating the Basic Medical Insurance Systems for Urban and Rural Residents, issued by the State Council on January 3, 2016, and effective as of the same date, the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program have been integrated into the Basic Medical Insurance Program for Urban and Rural Residents. The Urban Employees Basic Medical Insurance Program, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. However, diagnostic imaging services utilizing PET and PET-CT scans are currently not reimbursable under the Urban Employees Basic Medical Insurance Program. For urban non-workers who are covered by the Urban Residents Basic Medical Insurance Program and rural residents who are covered by the new Rural Cooperative Medical Program, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. Currently no reimbursement is available for proton therapy treatments.

Regulations on Environmental Protection Related to Medical Institutions

Environmental Protection Law of PRC and Environmental Impact Assessment Law of PRC

Pursuant to the Environmental Protection Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 26, 1989 and became effective on the same day, amended on April 24, 2014 and became effective on January 1, 2015, the waste discharge licensing system has been implemented in the PRC and entities that discharge medical sewage to water bodies directly or indirectly shall obtain a waste discharge license. Furthermore, installations for the prevention and control of pollution at a construction project must be designed, built and commissioned together with the principal part of the project.

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

On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used. This notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. Furthermore, SAFE promulgated a circular on November 19, 2010 (generally known as Circular No. 59), which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On August 4, 2014, SAFE issued SAFE Circular 36 that launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, an ordinary foreign-invested enterprise in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in SAFE Circular 36.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and consolidated affiliated entities as of December 31, 2025.

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
100%
24.55%
98.19%
100%
Tianjin Concord Medical Technology Co., Ltd.
3.59%
Concord Healthcare Group Co., Ltd.
100%
Shenzhen Aohua Medical Technology Development Co., Ltd.
Shanghai Taizhi Medical Technology Services Co., Ltd.
Guangzhou Concord Medical Sci-Tech Innovation Center Co., Ltd.
30%
Guangzhou Concord Pharmacy Co., Ltd.
4.54%
Medstar (Shanghai) Enterprise management Co., Ltd.
100%
Jiaxue (shanghai) Medical Technology Services Co., Ltd.
100%
100%
70%
42.62%
24.60%
2.77%
27.63%
0.8%
27.02%
5%
95%
10.5%
59.13%
100%
100%
Shanghai Taifeng Medical Technology Co., Ltd.
Beijing Century Friendship Science & Technology Development Co., Ltd.
Shanghai Meizhong Jiahe Cancer Center Co., Ltd.
Shanghai Meizhong Jiahe Imaging Diagnostics Center Co., Ltd.
Beijing Healthingkon Technology Co., Ltd.
Beijing Yundu Internet Technology Co., Ltd.
Shanghai Concord Cancer Center Co., Ltd.
0.35%
100%
55%
71.57%
70%
69.93%
Beijing Proton Medical Center Co., Ltd.
Beijing Concord Medical Technology Co., Ltd.
Shanghai Jiahe Yunying Outpatient Center Co., Ltd.
Guangzhou Concord Cancer Center Co., Ltd
Ningbo Jiahe Hospital Management Co., Ltd.
100%
Yinchuan Taizhi Technology Services Co., Ltd.
71.4%
7.93%
100%
51%
28.6%
Wuxi Concord Medical Development Co., Ltd.
92.07%
Wuxi Meizhong Jiahe Cancer Center Co., Ltd.
Shanghai Hexinkang Technology Service Co., Ltd.

D.Property, Plants and Equipment

Our principal headquarters are located at Room A1-A5 26/F, East Zone, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020. We occupy and use this office space with a gross floor area of approximately 877 square meters, pursuant to lease agreements.

The following table sets forth our leased properties for office space use as of the date of this annual report:

Location	Size (in square meters)	Expiration Date	Usage of Property
Beijing	877	October 2026	Office space
Beijing	54	June 2026	Office space
Shanghai	31	October 2026	Office space
Shenzhen	157	November 2026	Office space

We also own certain properties in China to establish and operate cancer hospitals and clinics as part of our business expansion. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC government under the PRC land system.

The following table sets forth the details of our leased and self-owned properties for hospital and clinic use as of the date of this annual report:

Location	Planned/ Actual Size (in square meters)	Planned/ Actual Capacity (beds)	Usage of Property	Nature of Properties	Status(4) (5)
Shanghai(1)	158,769	400	Shanghai Hospital	Owned	Under construction
Guangzhou(2)	40,000	400	Guangzhou Hospital	Owned	In operation
Shanghai	3,015	—	Shanghai Outpatient Department	Leased (Expire in March 2031)	In operation
Shanghai	10,429	—	Shanghai Imaging Center	Leased (Expire in September 2036)	In operation
Shanghai(3)	557	—	Shanghai General Practice Clinic	Leased (Expire in December 2036)	In operation
(1)	In July 2015, we entered into the land use rights grant contract for a parcel of land in Shanghai with an aggregate site area of approximately 47,867 square meters for the construction of our planned Shanghai Hospital.
(2)	In August 2012, we entered into the land use rights grant contract for a parcel of land in Guangzhou with an aggregate site area of approximately 33,340 square meters for the construction of our Guangzhou Hospital. Guangzhou Hospital has already been in operation since June 2021, and we plan to commence the construction of the phase II expansion to Guangzhou Hospital in 2027. By completion of the construction project, the aggregate site area is expected to reach 40,000 square meters.
(3)	Shanghai General Practice Clinic is located inside the building of Shanghai Imaging Center and shares its leased property.
(4)	See “—B. Business Overview—Our Network Business” and “—B. Business Overview—Our Hospital Business—Our Cancer Hospitals” for more details of each our hospital projects.
(5)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Capital Expenditures” for more details of the capital expenditures plans of our planned hospital projects.

The cooperative centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the cooperative center.

We owned the following precision radiotherapy equipment as of December 31, 2025, which were located in our cancer hospitals and our cooperative centers:

Number of precision radiotherapy equipment owned:
Proton therapy systems	2
Linear accelerators	7
Head gamma knife systems	3
Others(1)	1
Total	13
(1)	Included a neutron knife therapy system.

See “—B. Business Overview—Environmental Matters” regarding the environmental issues which may affect our utilization of our assets.

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

A.Operating Results

Overview

We provide a full spectrum of oncology healthcare services to cancer patients across the entire care continuum through our self-owned cancer hospitals and clinics. As of December 31, 2025, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. We generated revenue from our self-owned hospitals primarily from provision of outpatient and inpatient healthcare services.

Through our network business, we empower a widespread network of enterprise customers, especially our hospital partners, with integrated oncology-related solutions, including primarily the supply, management and technical support for medical equipment and software solutions. As of December 31, 2025, we provided equipment leasing and comprehensive support services for eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. We have established most of the cooperative centers in our network through long-term lease and management services arrangements with hospitals typically ranging from five to 20 years. Under these arrangements, we receive a contracted percentage of each center’s revenue. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement. Each cooperative center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, PET-CT scanner or MRI scanner. We typically purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China and in the regions in which we have operations. According to the latest statistics released by the Global Cancer Observatory (GCO) of the World Health Organization (WHO) in 2023, the global occurrence of cancer has continued to rise, with estimated new cases of 19.3 million and cancer-caused deaths of 10.0 million in 2020. China, in particular, had approximately 4.6 million new cancer cases and 3.0 million cancer-caused deaths reported in the same year. The latest “Cancer incidence and mortality in China 2022” published by the Chinese National Cancer Institute highlights a concerning upward trajectory in cancer occurrence and mortality rates over the past decade. In 2022 alone, it was estimated that there were approximately 4.8 million new cancer cases and 2.5 million cancer-caused deaths in China. These figures exceed those reported in previous years, indicating the urgent need for effective cancer prevention and control strategies. Major factors that contribute to the increase of cancer cases include demographic reasons, such as aging population and obesity prevalence, as well as other reasons, such as environmental pollution, tobacco use and inadequate access to healthcare services.

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

Our Ability to Expand Our Cancer Hospitals and Cooperative Centers

As of December 31, 2025, we had eight cooperative centers based in six hospitals, spanning over six cities across five provinces and administrative regions in China. Our ability to expand, and to optimize the number of, our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new cooperative centers by entering into new arrangements with hospital partners or acquisitions from third parties. In addition to our cooperative centers, we are establishing cancer hospitals and clinics in China. As of December 31, 2025, we had four self-owned cancer hospitals and clinics in operation in China, including one comprehensive cancer hospital, two cancer diagnosis and treatment clinics and one imaging diagnosis center. We were also in the process of constructing Shanghai Hospital as of December 31, 2025. The development of these hospitals is an important step of our broader strategy and is expected to become the key driver of our future growth.

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

We closed three cooperative centers, two cooperative centers and zero cooperative center in 2023, 2024 and 2025, respectively, due to expiration of the arrangements with certain of these cooperative centers as well as our focus on developing our hospital business going forward.

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

The numbers of our treatment and diagnostic patient visits in our cooperative centers decreased from 2,861 and 19,437 in 2023, respectively, to 1,703 and 1,010 in 2024, respectively, primarily due to the reduction of our cooperative centers and the suspension of operation of cooperative centers caused by the COVID-19 pandemic. The numbers of our treatment and diagnostic patient visits in our cooperative centers decreased further to 1,581 and 1,074 in 2025, respectively, primarily due to the reduction of our cooperative centers.

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

However, service-only agreements are usually short-term in nature, and the risk of non-renewal of such agreements is high. We also typically receive a lower contracted percentage under such service-only agreements compared to the percentage we receive from cooperative centers managed under lease and management services arrangements. Accordingly, we do not intend to substantially increase the number of service-only agreements in the future. As of December 31, 2025, we did not operate cooperative centers under service-only agreements.

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

In December 2022, we entered into a shares transfer agreement with Shanghai Epu and Shanghai Rongsheng, pursuant to which we sold all the equity interests in Guofu Huimei including 91.4% of the equity interests in Guofu Huimei held by Medstar SH, and 8.6% of the equity interests in Guofu Huimei held by Beijing Concord Medical Technology Co., Ltd. and its subsidiaries, to Shanghai Epu and Shanghai Rongsheng at the consideration of RMB190.0 million. The sale and the equity interest transfer were completed on December 26, 2022. As a result of the completion of such transaction, we disposed of our equity interests in Guofu Huimei and its subsidiaries, namely Tianjin Jiatai, Shanghai Rongchi, Oriental Light Group Limited and China Medstar.

On March 1, 2023, we dissolved Datong Meizhong Jiahe Traditional Chinese Medicine Clinic and recognized a total gain of RMB71 thousand (US$10 thousand). This dissolution or disposal of subsidiary did not represent a strategic shift on our major business and have no major effect on our results of operations. The disposal of the entity did not qualify as discontinued operation.

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

On April 25, 2024, we entered into an equity transfer agreement with a third party, Guangzhou Swallowing Home Health Management Co., Ltd. to sell the 70% shares we held in New Spring Group and its subsidiary with consideration of RMB1.9 million. The transaction was completed in June 2024. As of December 31, 2024, we recognized a total disposal gain of RMB2.5 million. After the transaction, we remained 20% shares of New Spring Group and accounted the remaining shares as investment in associates. On December 4, 2024, we entered into another equity transfer agreement with Guangzhou Yipusheng Health Management Co., Ltd. to dispose of our remaining 20% shares in New Spring Group. As of December 31, 2024, the disposal transaction was completed and we recognized a disposal gain of RMB120 thousand (US$16 thousand). The disposal of New Spring Group represented the disposal of a portion of the hospital business reporting unit, we assigned RMB3.2 million (US$0.4 million) of goodwill to the New Sprin Group on a relative fair value basis when the disposal transaction has completed. For the goodwill remaining in the hospital business reporting unit, we did not record any impairment loss for the year ended December 31, 2025 as the fair value of the reporting unit was in excess of its carrying value.

On April 26, 2024, we entered into an equity transfer agreement with a third party, Guangzhou Yipusheng Health Management Co., Ltd. to sell all the shares we held in Shenzhen Concord Medical Investments Limited and its subsidiary, Datong Hospital with consideration of RMB10.0 million. As of December 31, 2024, the disposal transaction was completed, and the relative consideration was received. We recognized a total disposal gain of RMB45.5 million in 2024. This dissolution or disposal of subsidiary did not represent a strategic shift on we major business and had no major effect on our results of operations. The disposal of the entity did not qualify as discontinued operation.

In February 2025, we entered into an agreement to dispose of a 10% equity interest in its consolidated subsidiary, Guangzhou Hospital, to Shanghai Jiazhongxin Management Consulting Partnership (Limited Partnership), an independent third party, for a total consideration of RMB46.0 million (US$6.6 million). As of December 31, 2025, the total consideration of RMB46.0 million (US$6.6 million) had not yet been received.

On April 30, 2025, we entered into an equity transfer agreement with two unaffiliated third-party individuals to sell our entire equity interest in Medstar (Guangzhou) Medical Technology Services Ltd. for an aggregate consideration of RMB24.7 million (US$3.5 million). The disposal was completed during the year; however, as of December 31, 2025, the related consideration remained outstanding. No gain or loss was recognized in connection with this disposal.

On June 24, 2025, we entered into an equity transfer agreement with an unaffiliated third party, Hainan Qifu Medical Technology Co., Ltd. to sell our entire equity interest in Shanghai Xinhe Enterprise Management Center (Limited Partnership) for an aggregate consideration of RMB60.0 million (US$8.6 million). The disposal was completed during the year; however, as of December 31, 2025, the consideration receivable remained outstanding. In connection with this transaction, we recognized a gain on disposal of RMB37.6 million (US$5.4 million).

On May 23, 2025, we legally dissolved and deregistered Guangzhou Yicheng Biological Immune Technology Co., Ltd. In connection with this dissolution, we recognized a loss of RMB81 thousand (US$12 thousand). This dissolution or disposal of subsidiary and equity method investments did not represent a strategic shift on our major business and had no major effect on our results of operations. The disposal of the entity did not qualify as discontinued operation.

Key Components of Results of Operations

Revenues

Our revenues are generated from our network business and our hospital business. The following table sets forth revenue contribution from our network business and our hospital business for the periods indicated:

	Year Ended December 31,
	2023		2024		2025
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Hospital business	319,059	59.4	270,246	70.4	373,883	53,464	81.2
Network business	218,343	40.6	113,710	29.6	86,630	12,388	18.8
Total net revenues	537,402	100.0	383,956	100.0	460,513	65,852	100.0

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

We also provide management services to a limited number of cooperative centers through service-only agreements from time to time under which the hospital or other third parties own the medical equipment. We typically receive a management fee from each cooperative center equal to a contracted percentage of the cooperative center’s revenue net of specified operating expenses. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operations. As of December 31, 2025, we did not operate cooperative centers under service-only agreements.

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

In the past, we recorded uncollectible accounts receivable under our network business. Our allowance for doubtful accounts was RMB41.8 million and RMB44.5 million (US$6.4 million)as of December 31, 2024 and 2025, respectively.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. In 2023, 2024 and 2025, net revenue derived from our top five hospital partners was approximately 6.0%, 9.1% and 4.2%, respectively, of our total net revenues. Our largest hospital partner accounted for 2.4%, 6.6% and 1.9% of our total net revenues during those periods, respectively.

The following table sets forth revenue contribution from the leases and management service centers whose contracts would expire in the next five fiscal years:

		Aggregate Revenues in 2025
	Number of	RMB in	$US in	% of Total Net
	Centers	thousands	thousands	Revenues
2026	2	1,791.6	256.2	27.0
2027	2	1,378.3	197.1	20.8
2028	—	0.0	0.0	0.0
2029	2	3,468.9	496.0	52.2
2030	—	0.0	0.0	0.0
Total	6	6,638.8	949.3	100.0

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2023		2024		2025
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except for percentages)
Cost of revenues	614,010	114.3	463,118	120.6	434,694	62,160	94.4
Gross (loss) profit	(76,608)	(14.3)	(79,162)	(20.6)	25,819	3,692	5.6
Operating expenses:
Selling expenses(1)	56,299	10.5	48,626	12.7	52,184	7,462	11.3
General and administrative expenses(1)	330,078	61.4	404,372	105.3	212,967	30,454	46.2
Impairment of long-term investments	—	—	—	—	22,160	3,169	4.8
Total operating expenses	386,377	71.9	452,998	118.0	287,311	41,085	62.3
(1)	Our selling expenses included share-based compensation of nil, nil and nil in 2023, 2024 and 2025, respectively. Our general and administrative expenses included share-based compensation of nil, nil and nil in 2023, 2024 and 2025, respectively. See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers —Share Incentive Plans” for details of the grants under our share incentive plans.

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

Selling Expenses. Selling expenses consist primarily of expenses associated with the development of new cancer hospitals and cooperative centers, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Our selling expenses include share-based compensation of nil in 2023, nil in 2024 and nil in 2025.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, provisions for allowance for doubtful accounts of accounts receivable and other receivables, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses of nil in 2023, nil in 2024 and nil in 2025. See “—Share-based Compensation.”

Impairment of long-term investments. Our long-term assets consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt securities. We had impairment of long-term investments of nil, nil and RMB22.2 million (US$3.2 million) in 2023, 2024 and 2025, respectively.

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

We recorded share-based compensation expenses of approximately nil in 2023, nil in 2024 and nil in 2025. The 2008 share incentive plan was terminated on the tenth anniversary of the effective date in October 2018. The awards granted prior to the termination date are still subject to the 2008 share incentive plan.

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

United States

US Proton Therapy Holdings Limited (Delaware) is incorporated in the state of Delaware, United States in 2011. The entity is subject to U.S. federal and state income tax (a flat federal income tax rate of 21% in 2023, 2024 and 2025) on its taxable income under the current laws of the United States. The activities of US Proton Therapy Holdings Limited (Delaware) are located solely in the state of Texas, and as such, it is subject to Texas franchise tax. The amount of current U.S. federal and state income tax for US Proton Therapy Holdings Limited (Delaware) was RMB0.4 million, negative RMB2.2 million and RMB0.7 thousand (US$0.1 thousand) in 2023, 2024 and 2025, respectively.

Hong Kong

Our subsidiaries in Hong Kong do not conduct any substantive operations of their own. No provision for Hong Kong profits tax was made in the consolidated financial statements as we had no assessable profits for the years ended December 31, 2023, 2024 and 2025. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own, which was disposed in 2022 as a subsidiary of Guofu Huimei. No provision for Singapore profits tax was made in the consolidated financial statements as the companies had no assessable profits for the years ended December 31, 2023, 2024 and 2025. In addition, upon payment of dividends by China Medstar and Concord International Hospital to their shareholders, no Singapore withholding tax will be imposed.

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

This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, an “effective management organizations” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management.

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

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data
Revenues, net of value-added tax	537,402	383,956	460,513	65,852
Cost of revenues	(614,010)	(463,118)	(434,694)	(62,160)
Gross (loss) profit	(76,608)	(79,162)	25,819	3,692
Operating expenses:
Selling expenses(1)	(56,299)	(48,626)	(52,184)	(7,462)
General and administrative expenses(2)	(330,078)	(404,372)	(212,967)	(30,454)
Impairment of long-term investments	—	—	(22,160)	(3,169)
Operating loss	(462,985)	(532,160)	(261,492)	(37,393)
Interest expense	(165,669)	(193,199)	(152,326)	(21,782)
Foreign exchange (loss) gain, net	10,149	(17,468)	(12,039)	(1,722)
Interest income	10,832	13,982	9,684	1,385
Change in fair value of derivative liability	5,207	166	—	—
Income from equity method investments	20,789	12,696	13,047	1,866
Loss on disposal of subsidiaries	(638)	48,497	—	—
Other expenses, net	(10,777)	(9,264)	(7,701)	(1,101)
Gain on sale of partial interests in an equity method investment	37,498	(120)	37,471	5,358
Changes in fair value of short-term investments	—	7,290	—	—
Loss before income taxes	(555,594)	(669,580)	(373,356)	(53,389)
Income tax benefit	24,573	17,505	(6,064)	(867)
Net loss	(531,021)	(652,075)	(379,420)	(54,256)
Net loss attributable to non-controlling interests	(233,363)	(343,832)	(286,609)	(40,985)
Net loss attributable to Concord Medical Services Holdings Limited	(297,658)	(308,243)	(92,811)	(13,271)
(1)	Our selling expenses included share-based compensation of nil in 2023, nil in 2024 and nil in 2025.
(2)	Our general and administrative expenses included share-based compensation of nil in 2023, nil in 2024 and nil in 2025.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Hospital revenue:
Medicine income and medical service	319,059	270,246	373,883	53,464
Network revenue
Medical solutions	178,442	99,158	70,239	10,044
Management and technical support	23,164	5,196	10,206	1,459
Operating lease(1)	13,371	6,719	3,159	452
Sales-type lease(1)	3,366	2,637	3,026	433
	218,343	113,710	86,630	12,388

Total revenues	537,402	383,956	460,513	65,852
(1)	Net revenues from operating lease and sales-type lease were recognized under ASU 2016-02, Leases (Topic 842).

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Total Net Revenues. Our total net revenues increased by 19.9% to RMB460.5 million (US$65.9 million) in 2025 from RMB384.0 million in 2024.

Hospital Business. Our net revenues generated from hospital business increased by 38.3% to RMB373.9 million (US$53.5 million) in 2025 from RMB270.3 million in 2024, primarily due to the concentration of resources on the establishment of proton business, which led to the fluctuations in the revenue from hospital business.

Network Business. Our net revenues generated from our network business decreased by 23.8% to RMB86.6 million (US$12.4 million) in 2025 from RMB113.7 million in 2024, primarily due to: (1) the decrease in the overall business demand in the current macroeconomic environment and (2) operating leases business would no longer be our main business and the originally expired contracts would not be renewed.

Cost of Revenues. Total cost of revenues decreased by 6.1% to RMB434.7 million (US$62.2 million) in 2025 from RMB463.1 million in 2024.

Hospital Business. Our cost of revenues of hospital business increased by 1.4% to RMB345.0 million (US$49.3 million) in 2025 from RMB340.3 million in 2024, primarily due to an increase in depreciation of RMB9.5 million (US$1.4 million), mainly attributable to commencement of depreciation on our proton therapy equipment in 2025 after the asset was placed into service in December 2024, partially offset by a decrease in salary and wage of RMB5.8 million (US$0.8 million), mainly attributable to the improved efficiency of human resources and our implementation of the concept of improved efficiency and reduced costs.

Network Business. Our cost of revenues of network business decreased by 27.0% to RMB89.6 million (US$12.8 million) in 2025 from RMB122.8 million in 2024, primarily due to the decrease in revenue generated from Network Business.

Gross Loss and Gross Margin. As a result of the foregoing, we had a gross income of RMB25.8 million (US$3.7 million) in 2025, compared to a gross loss of RMB79.2 million in 2024. Our overall gross margin was negative 20.6% and positive 5.6% in 2024 and 2025, respectively.

Hospital Business. We had gross income of hospital business of RMB28.8 million (US$4.1 million) in 2025, compared to a gross loss of RMB70.0 million in 2024, representing an increase of 141.1%. Our gross margin of hospital business increased to positive 7.7% in 2025 from negative 25.9% in 2024, primarily due to the expansion of proton business and the adjustment of the operational strategies through reducing some departments of the hospital in Guangzhou and saving the relevant staff cost.

Network Business. Our gross loss of network business narrowed by 67.0% to RMB3.0 million (US$0.4 million) in 2025 from RMB9.1 million in 2024. Correspondingly, our gross margin deficit improved to 3.5% in 2025 from 7.9% in the prior year. This improvement in profitability was primarily driven by a more favorable customer and contract mix within our medical solutions sub-segment. Specifically, during 2025, we secured contracts with two new customers in this sub-segment that carried higher margin profiles, which effectively lifted the overall gross margin of the entire network business line.

Operating Expenses. Our operating expenses decreased by 36.6% to RMB287.4 million (US$41.2 million) in 2025 from RMB453.0 million in 2024, primarily due to the decrease of credit loss expenses of other receivables included in prepayments and other current assets recognized in 2025.

Selling Expenses. Our selling expenses increased by 7.4% to RMB52.2 million (US$7.5 million) in 2025 from RMB48.6 million in 2024, primarily due to the increase in customer acquisition costs related to our hepatoprotective injections of RMB3.3 million (US$0.5 million). Selling expenses as a percentage of total net revenues decreased to 11.3% in 2025 from 12.7% in 2024. The decrease was primarily due to the growth of our revenues at a faster pace at 19.9% than the increase in our selling expenses at 7.4%.

General and Administrative Expenses. General and administrative expenses decreased by 47.3% to RMB213.0 million (US$30.5 million) in 2025 from RMB404.4 million in 2024, primarily due to (1) a decrease of RMB136.0 million (US$19.4 million) in provisions for credit losses of other receivables included in prepayments and other current assets, which was largely driven by a reversal of bad debt recognized in 2025, following our successful and full recovery of a RMB36,000 long-aging loan from a third party; (2) a decrease of RMB39.8 million (US$5.7 million) in consultation fee, primarily as a result of the incurring in 2024 of the non-recurring professional fees related to our listing in the Stock Exchange of Hong Kong, which did not recur in 2025; (3) a decrease in staff cost of RMB21.8 million (US$3.1 million) driven by our efforts to streamline operations, which resulted in a reduced administrative headcount and improved operational efficiencies. General and administrative expenses as a percentage of total net revenues decreased to 46.2% in 2025 from 105.3% in 2024, primarily attributable to the reversal of an allowance for doubtful accounts related to other receivables recognized in 2025.

Impairment of long-term investments. We had impairment of long-term investments of nil and RMB22.2 million (US$3.2 million) in 2024 and 2025, respectively, primarily attributable to a full write-down of our long-term equity investment in Beijing Allcure Medical Information Technology Co., Ltd. in 2025.

Operating Loss. As a result of the foregoing, our operating loss was RMB261.6 million (US$37.5 million) in 2025, compared to RMB532.1 million in 2024.

Interest Expense. Our interest expense decreased to RMB152.3 million (US$21.8 million) in 2025 from RMB193.2 million in 2024, primarily due to the decrease in loan principal in the amount of RMB279.8 million (US$40.0 million), net of by a decrease in weighted average interest rate.

Foreign Exchange (Loss) Gain, Net. We had foreign exchange loss, net of RMB17.5 million (US$2.4 million) in 2024 and foreign exchange loss, net of RMB12.0 million (US$1.7 million) in 2025, primarily due to fluctuations in exchange rate.

Interest Income. Our interest income decreased to RMB9.7 million (US$1.4 million) in 2025 from RMB14.0 million in 2024, primarily due to decrease of loans principal by certain of the borrowers.

Change in fair value of derivative liability. Our change in fair value of derivative liability decreased to nil in 2025 from RMB0.2 million in 2024, primarily due to the decrease in derivative liability.

Income from Equity Method Investments. Our income from equity method investments increased to RMB13.0 million (US$1.9 million) in 2025 from RMB12.7 million in 2024, primarily due to the increase in gains from our associates.

Other Expenses, Net; Loss on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment; Changes in fair value of short-term investments. In 2025, we had other expenses, net of RMB7.7 million (US$1.1 million), compared to RMB9.3 million in 2024, mainly attributable to debt forgiveness related to disposed subsidiaries. We recorded nil gain on disposal of subsidiaries in 2025, compared to RMB48.5 million in 2024, which mainly represented the gain on the disposal of Shenzhen Concord Medical Investment Limited. While we completed the divestiture of Guangzhou Proton Medical Technology Services Co., Ltd (formerly known as “Medstar (Guangzhou) Medical Technology Services Ltd.”) in 2025, the consideration received approximated the carrying value of the net assets disposed of, generating no gain or loss. Changes in fair value of short-term investments decreased from RMB7.3 million in 2024 to nil in 2025. The RMB7.3 million recorded in 2024 reflected the mark-to-market adjustments of nine principal-protected, low-risk financial products acquired from various fund companies for treasury management purposes. The absence of such fair value changes in 2025 was due to the full redemption of all these on-demand financial products during the year.

Income Tax Expenses/Benefits. We had income tax expense of RMB6.0 million (US$0.9 million) in 2025, compared to income tax benefits of RMB17.5 million in 2024, primarily driven by the overall improvement in our operating performance and a corresponding reduction in pre-tax losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss decreased to RMB379.4 million (US$54.3 million) in 2025 from RMB652.0 million in 2024.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Total Net Revenues. Our total net revenues decreased by 28.5% to RMB384.0 million in 2024 from RMB537.4 million in 2023.

Hospital Business. Our net revenues generated from hospital business decreased by 15.3% to RMB270.3 million in 2024 from RMB319.1 million in 2023, primarily due to the concentration of resources on the establishment of proton business and the adjustment of the operational strategies through reducing some departments of the hospital in Guangzhou and saving the relevant staff cost, which led to the fluctuations in the revenue from hospital business.

Network Business. Our net revenues generated from our network business decreased by 47.9% to RMB113.7 million in 2024 from RMB218.3 million in 2023, primarily due to: (1) the decrease in the overall business demand in the current macroeconomic environment and (2) operating leases business would no longer be our main business and the originally expired contracts would not be renewed.

Cost of Revenues. Total cost of revenues decreased by 24.6% to RMB463.1 million in 2024 from RMB614.0 million in 2023.

Hospital Business. Our cost of revenues of hospital business decreased by 16.5% to RMB340.3 million in 2024 from RMB407.5 million in 2023, primarily due to: (1) a decrease in salary and wage of RMB36.2 million, mainly due to the improved efficiency of human resources and our implementation of the concept of improved efficiency and reduced costs, (2) a decrease in consumables and maintenance cost of RMB6.1 million, mainly due to the decrease in the demands along with the decrease in revenue generated from hospital business, (3) a decrease in lease cost of RMB5.6 million primarily due to the reduction in rent in 2024, (4) a decrease in amortization of intangible assets if RMB13.8 million, and 5) a decrease in other operating cost of RMB6.4 million as result of the improved efficiency of administration and our implementation of the concept of improved efficiency and reduced costs.

Network Business. Our cost of revenues of network business decreased by 40.6% to RMB122.8 million in 2024 from RMB206.6 million in 2023, primarily due to the decrease in cost as a result of the decrease in revenue generated from Network Business.

Gross Loss and Gross Margin. As a result of the foregoing, we had a gross loss of RMB79.2 million in 2024, compared to a gross loss of RMB76.6 million in 2023. Our overall gross margin was negative 14.3% and negative 20.6% in 2023 and 2024, respectively.

Hospital Business. Our gross loss of hospital business decreased by 20.8% to RMB70.0 million in 2024 from RMB88.4 million in 2023. Our gross margin of hospital business decreased to negative 25.9% in 2024 from negative 27.7% in 2023, primarily due to the implementation of the concept of improved efficiency and reduced costs.

Network Business. Our gross profit of network business decreased by 177.1% to negative RMB9.1 million in 2024 from RMB11.8 million in 2023. Our gross margin of network business decreased to negative 7.9% in 2024 from 5.4% in 2023, primarily because the revenue from the relevant segment decreased, while the fixed cost remained relatively high.

Operating Expenses. Our operating expenses increased by 17.2% to RMB453.0 million in 2024 from RMB386.4 million in 2023, primarily due to the increase of consultation fee recognized in 2024.

Selling Expenses. Our selling expenses decreased by 13.7% to RMB48.6 million in 2024 from RMB56.3 million in 2023, primarily due to the decrease in staff cost of RMB3.7 million and our implementation of the concept of improved efficiency and reduced costs. Selling expenses as a percentage of total net revenues increased to 12.7% in 2024 from 10.5% in 2023. The increase was primarily due to the fact that the decline in our revenue was predominantly attributed to the Network business. The Network business incurred mainly variable costs. As a result, when the revenue of the Network business decreased, the fixed costs did not decrease proportionally with the revenue.

General and Administrative Expenses. General and administrative expenses increased by 22.5% to RMB404.4 million in 2024 from RMB330.1 million in 2023, primarily due to (1) an increase of RMB65.2 million in provisions for allowance for doubtful accounts of accounts receivable and other receivables included in prepayments and other current assets; (2) an increase of RMB22.7 million in consultation fee, offset by (3) a decrease in staff cost of RMB16.7 million. General and administrative expenses as a percentage of total net revenues increased to 105.3% in 2024 from 61.4% in 2023, which was primarily attributable to the increase of consultation fee recognized in 2024.

Impairment of long-term investments. We had impairment of long-term investments of nil and nil in 2023 and 2024, respectively.

Operating Loss. As a result of the foregoing, our operating loss was RMB532.1 million in 2024, compared to operating loss of RMB463.0 million in 2023.

Interest Expense. Our interest expense increased to RMB193.2 million in 2024 from RMB165.7 million in 2023, primarily due to the increase in loan principal in the amount of RMB690.2 million, net of by a decrease in weighted average interest rate.

Foreign Exchange (Loss) Gain, Net. We had foreign exchange gain, net RMB10.1 million in 2023 and foreign exchange loss, net RMB17.5 million in 2024, primarily due to fluctuations in exchange rate.

Interest Income. Our interest income increased to RMB14.0 million in 2024 from RMB10.8 million in 2023, primarily due to increase of loans principal by certain of the borrowers.

Change in fair value of derivative liability. Our change in fair value of derivative liability decreased to RMB0.2 million in 2024 from RMB5.2 million in 2023, primarily due to fair value change of derivative liability.

Income from Equity Method Investments. Our income from equity method investments decreased to RMB12.7 million in 2024 from RMB20.8 million in 2023, primarily due to the less equity pick up gain from our associates.

Other Expenses, Net; Loss on Disposal of Subsidiaries; Gain on Disposal of an Equity Method Investment; Changes in fair value of short-term investments. In 2023, we had other expenses, net of RMB10.8 million mainly in relation to the termination of cooperation relationships with one cooperative hospital, partially offset by the proton equipment transfer income of Beijing Proton Medical Center project, loss on disposal of subsidiaries of RMB0.6 million mainly relating to the disposal of King Cheers, and gain on sale of partial interests in an equity method investment of RMB37.5 million in relation to the sale of partial interests in Shanghai Xinhe. In 2024, we had other expenses, net of RMB9.3 million mainly in relation to debt forgiveness related to disposed subsidiaries. We recorded gain on disposal of subsidiaries of RMB48.5 million, which mainly represents gain on disposal of Shenzhen Concord Medical Investment Limited in 2024. In 2024, we had changes in fair value of short-term investments of RMB7.3 million, which represents the fair value change of nine principal-protected and low-risk financial products from nine different fund companies for treasury management purpose. The financial products were redeemable on demand. As of the date of this announcement, all of such nine financial have been redeemed and settled.

Income Tax Benefit. We had income tax benefit of RMB17.5 million in 2024, compared to RMB24.6 million in 2023, primarily due to we had net tax operating losses from our PRC subsidiaries.

Net Loss. As a result of the foregoing, our net loss decreased to RMB652.1 million in 2024 from RMB531.0 million in 2023.

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

We had net current liabilities of RMB1,012.5 million (US$144.8 million) as of December 31, 2025. As of December 31, 2025, we had RMB297.8 million (US$42.6 million) in cash and cash equivalents, RMB0.9 million (US$0.1 million) in current restricted cash, RMB430.4 million (US$61.5 million) in short-term borrowings outstanding, and RMB550.7 million (US$78.7 million) in the current portion of such long-term borrowings. As of December 31, 2025, we had an accumulated deficit of RMB4,465.6 million (US$638.6 million) and a total shareholders’ deficit of RMB2,103.1 million (US$300.7 million).

We had net losses in recent years. In 2023, 2024 and 2025, our net loss was RMB531.0 million, RMB652.1 million and RMB379.4 million (US$54.3 million), respectively. We had net cash used in operating activities of RMB397.7 million and RMB201.8 million (US$28.9 million) in 2024 and 2025, respectively. These conditions raised substantial doubt about our ability to continue as a going concern.

From January 2026 to March 2026, we entered into 11 loan contracts with the amount of RMB60.9 million (US$8.7 million), all principals has been received as of the date of this annual report. We will focus on the following activities: (1) we plan to seek additional equity and debt financing from new investors into our hospital and network business operation and extend the terms of current loans; (2) we plan to improve the profitability of network business and hospital business through, among others, upgrading cloud system solutions, accelerating the transformation of scientific research and training achievements into clinical application; and (3) we are currently focusing on improving operational efficiency and reducing cost to standardize operations, enhance internal controls, and create synergy of our resources. Therefore, our management believes that the substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated.

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

Indebtedness

In May 2018, Shanghai Hospital entered into a long-term loan agreement of RMB1.0 billion with Bank of Shanghai that bears an interest rate of 5.88% per annum. The loan is secured by land use rights and construction in progress. As of December 31, 2025, we had an outstanding balance of RMB852.3 million (US$121.9 million). The loan will be due in May 2028.

In January 2023, Concord Healthcare entered into an agreement with a maximum credit limit of RMB35.0 million with Bank of Nanjing. Dr. Jianyu Yang, our chairman and chief executive officer, and Shanghai Outpatient Department shall provide corresponding maximum guarantee for the credit. Pursuant to the maximum credit limit agreement, two working capital loan agreements was entered into between both parties, each in the amount of RMB10.0 million, to meet working capital needs of Concord Healthcare. The terms of these two loans are from January 16, 2023 to January 16, 2024 and from April 21, 2023 to April 21, 2024, respectively. Both loan contracts were originally established in 2023 and consistently renewed on an annual basis. The maturity of the first loan maturity was extended from January 2024 to January 2025, and most recently to January 14, 2026. Similarly, the maturity of the second loan maturity was extended from April 2024 to April 2025, and most recently to April 18, 2026. Both loans have maintained a fixed annual interest rate of 5.5% throughout their respective terms. As of December 31, 2025, we had a total outstanding balance of RMB20.0 million (US$2.9 million).

In October 2023, Shanghai Medstar entered into a loan agreement with Shanghai Qianlai Industrial Co., Ltd (“Shanghai Qianlai”) in which Shanghai Qianlai agreed to lend up to RMB80.0 million to the Shanghai Medstar. The interest rate for the loan is fixed at 8.0% per annum. This loan is a revolving credit loan, with a period from October 11, 2023 to October 10, 2024, which has been mutually extended by both parties for one additional year through October 10, 2025. As of December 31, 2025, the loan was fully repaid. In December 2025, the two parties newly signed a loan agreement for an amount of RMB36.4 million at an annual interest rate of 6%, with a loan term of 7 months. The loan is a credit loan. As of December 31, 2025, we had a total outstanding balance of RMB36.4 million(US$5.2 million).

In June 2024, Concord Healthcare entered into a long-term loan agreement with a maximum credit limit of RMB500.0 million with China Credit Trust Co., Ltd. Pursuant to the maximum credit limit agreement, a loan amount of RMB380.0 million (US$52.1 million) has been received in 2024, that bears a fixed interest rate of 6.45%.96,137,318 ordinary shares of Concord Healthcare held by Shanghai Medstar were pledged as collateral for this loan. The loan terms are from June 18, 2024 to June 18, 2026. As of December 31, 2025, we had a total outstanding balance of RMB330.0 million (US$47.2 million).

In September 2024, Guangzhou Hospital entered into an agreement with a maximum credit limit of RMB1.3 billion with Shanghai Pudong Development Bank. Pursuant to the maximum credit limit agreement, three long-term loan agreements were entered into between both parties in 2024, each in the amount of RMB814.0 million, RMB76.0 million, and RMB284.0 million, and another long-term loan agreement was entered into between both parties in 2025 in the amount of RMB76.0 million. These loans are secured by land use rights. Dr. Jianyu Yang, our chairman and chief executive officer, and Concord Healthcare shall provide corresponding maximum guarantee for the credit. The loans bear floating interest rates. The terms of the loans entered into in 2024 are from September 30, 2024 to September 30, 2034, and the term of the loan entered into in 2025 is from January 21, 2025 to September 30, 2034. As of December 31, 2025, we had a total outstanding balance of RMB1,235.0 million (US$176.6 million).

In December 2024, Guangzhou Hospital entered into a short-term loan agreement of RMB30.0 million with Shanghai Pudong Development Bank that bears a fixed interest rate of 4.45%. The loan is secured by land use rights and equipment, as well as shares of Guangzhou Hospital held by Concord Healthcare. Dr. Jianyu Yang, our chairman and chief executive officer, and Concord Healthcare shall provide corresponding maximum guarantee for the credit. The loan terms are from December 30, 2024 to October 17, 2025. As of December 31, 2025, the loan was fully repaid.

In June 2025, Concord Healthcare entered into a failed sales-leaseback agreement with Beijing Daxing Development Finance Leasing Co., Ltd. with the amount of RMB10.0 million. These loans have been arranged at an annual interest rate of 4.19%, with the term of three years. The loan will be due in September 2028. As of December 31, 2025, we had a total outstanding balance of RMB9.7 million (US$1.4 million).

In September 2025 and October 2025, Wuxi Hospital and Wuxi Concord Medical Development obtained two loans from Wuxi Rural Commercial Bank, with the loan amount of RMB10.0 million and RMB10.0 million, interest rate of 3.4% per annum and 3.5% per annum and the loan term of two years and one year, respectively. In July 2025 and September 2025, Wuxi Hospital and Wuxi Concord Medical Development obtained two loans from Bank of Jiangsu, with the loan amount of RMB10.0 million and RMB10.0 million, interest rate of 3.4% per annum and 3.4% per annum and the loan term of one year and one year, respectively. These loans are secured by the land use rights and construction in progress owned by Wuxi Concord Medical Development. Wuxi Xishan Xintai Financing Guarantee Co., Ltd. provides guarantees for the above loans. As of December 31, 2025, the total outstanding balance of these four loans was RMB40.0 million (US$5.8 million).

In January 2026, Shanghai Medstar entered into a loan agreement with Guangzhou Yipusheng Health Management Co., Ltd. with a principal amount of RMB15.2 million. The loan has a total term of 24 months and is intended to support our general working capital and daily business operations. Under the terms of the agreement, the loan is interest-free for the initial 12-month period. If the principal remains unpaid after 12 months, the outstanding balance will bear interest from the 13th month until maturity at a rate equal to the one-year loan prime rate, a market-based benchmark interest rate for loans in China, as of the date of the agreement, plus 1%. As of the date of this annual report, we received the full proceeds of the loan.

Certain bank and other borrowings were secured by equipment with a net carrying value of RMB576.3 million and RMB526.7 million (US$75.3 million), accounts receivable with a carrying value of RMB14.7 million and RMB18.9 million (US$2.7 million) including lease receivables with a carrying value of RMB7.1 million and RMB8.9 million (US$1.3 million), land use rights with a carrying value of RMB377.3 million and RMB373.8 million (US$53.5 million), construction in progress with a carrying value of RMB1,814.8 million and RMB1,991.6 million (US$284.8 million), and long-term investments with a carrying value of RMB196.5 million and RMB298.2 million (US$42.6 million), as of December 31, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the short-term bank and other borrowings bore a weighted average interest of 6.97% and 5.45% per annum, respectively, and the long-term bank and other borrowings bore a weighted average interest of 5.94% and 5.67% per annum, respectively.

As of December 31, 2025, we had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounting to RMB811.9 million (US$116.1 million) and RMB170.0 million (US$24.3 million), respectively.

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

The following table sets forth our account receivables by age and pay or type as of December 31, 2025:

	1-6	7-12	1-2	Over 2
	months	months	years	years	Total

	(RMB in thousands)
Network Business
Accounts receivable	13,288	12,962	11,493	32,252	69,995
Allowance for credit losses	2,756	2,688	6,894	32,205	44,543
Accounts receivable, net	10,532	10,274	4,599	47	25,452
Hospital Business
Accounts receivable	17,893	760	1,266	291	20,210
Allowance for credit losses	27	29	1,266	291	1,613
Accounts receivable, net	17,866	731	—	—	18,597

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

Statements of Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(276,471)	(397,749)	(201,824)	(28,861)
Net cash used in investing activities	(47,681)	(593,444)	53,965	7,718
Net cash generated from financing activities	257,653	1,146,031	197,232	28,204
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(2,425)	(8,275)	12,353	1,766
Net (decrease) increase in cash and cash equivalents and restricted cash	(68,924)	146,563	61,726	8,827
Cash and cash equivalents and restricted cash at beginning of the year	159,343	90,419	236,982	33,888
Cash and cash equivalents and restricted cash at end of the year	90,419	236,982	298,708	42,715

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

Net cash used in operating activities for the year ended December 31, 2025 was RMB201.8 million (US$28.9 million), resulting primarily from our net loss of RMB379.4 million (US$54.3 million), as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB152.3 million (US$21.8 million), (2) depreciation of property, plant and equipment of RMB103.5 million (US$14.8 million), (3) amortization of intangible assets of RMB36.1 million (US$5.2 million), (4) lease expense to reduce operating lease ROU of RMB14.8 million (US$2.1 million) and (5) allowance for credit losses of RMB6.9 million (US$1.0 million), partially offset by (1) gain from equity method investments of RMB37.5 million (US$5.4 million) and (2) deferred tax benefit of RMB7.9 million (US$1.1 million). Additional factors affecting operating cash flow included (1) a decrease in accrued expenses and other liabilities of RMB165.6 million (US$23.7 million), (2) an increase in inventories of RMB12.6 million (US$1.8 million), (3) a decrease in accounts receivable of RMB6.1 million (US$0.9 million), (4) a decrease in account payable of RMB122.3 million (US$17.5 million), partially offset by (1) an decrease in prepayments and other current assets of RMB161.3 million (US$23.1 million), (2) a decrease in operating lease liabilities of RMB15.9 million(US$2.3 million) and (3) an increase in deferred revenue of RMB39.5 million (US$5.7 million).

Net cash used in operating activities for the year ended December 31, 2024 was RMB397.7 million, resulting primarily from our net loss of RMB652.1 million, as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB193.2 million, (2) depreciation of property, plant and equipment of RMB84.8 million, (3) allowance for doubtful accounts of RMB128.2 million, (4) amortization of intangible assets of RMB36.4 million, (5) lease expense to reduce operating lease ROU of RMB22.6 million, partially offset by (1) gain on disposal of subsidiaries of RMB48.5 million, (2) gain from equity method investments of RMB12.7 million, and (3) deferred tax benefit of RMB15.7 million. Additional factors affecting operating cash flow included (1) a increase in accrued expenses and other liabilities of RMB97.5 million, (2) a decrease in inventories of RMB6.5 million, (3) a decrease in accounts receivable of RMB12.0 million, (4) an increase in account payable of RMB93.1 million, partially offset by (1) a increase in prepayments and other current assets of RMB335.7 million, (2) a increase in operating lease liabilities of RMB19.3 million, and (3) a increase in accrued unrecognized tax benefit of RMB0.04 million.

Net cash used in operating activities for the year ended December 31, 2023 was RMB276.5 million, resulting primarily from our net loss of RMB531.0 million, as adjusted by the reconciliation of certain non-cash items, including (1) interest and consultation expenses of RMB165.7 million, (2) depreciation of property, plant and equipment of RMB82.1 million, (3) allowance for doubtful accounts of RMB64.7 million, (4) amortization of intangible assets of RMB36.7 million, (5) lease expense to reduce operating lease ROU of RMB26.7 million, partially offset by (1) gain on sale of partial interests in an equity method investment of RMB37.5 million, (2) loss from equity method investments of RMB20.8 million, and (3) deferred tax benefit of RMB13.0 million. Additional factors affecting operating cash flow included (1) a increase in accrued expenses and other liabilities of RMB70.8 million, (2) a decrease in inventories of RMB44.5 million, (3) a decrease in accounts receivable of RMB36.5 million, (4) an increase in account payable of RMB15.8 million, partially offset by (1) a increase in prepayments and other current assets of RMB149.7 million, (2) a increase in deferred revenue of RMB41.2 million, and (3) a decrease in accrued unrecognized tax benefit of RMB15.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was RMB54.0 million (US$7.7 million), consisting primarily of acquisitions of property, plant and equipment of RMB56.3 million (US$8.1 million) and acquisitions of intangible assets of RMB35.0 million (US$5.0 million), partially offset by proceeds from disposal of short-term investment of RMB134.6 million (US$19.3 million), and proceeds from disposal of property, plant and equipment of acquisitions of RMB7.5 million (US$1.1 million).

Net cash used in investing activities for the year ended December 31, 2024 was RMB593.4 million, consisting primarily of investment in a joint venture of RMB102.0 million, cash distribution from equity method investments of RMB10.0 million, proceeds from disposal of other investment of RMB27.7 million, partially offset by the purchase of short-term investment of RMB204.6 million, the deposits for the purchases of property, plant and equipment of RMB249.9 million, acquisitions of property, plant and equipment of RMB150.8 million, and acquisitions of intangible assets of RMB10.2 million.

Net cash used in investing activities for the year ended December 31, 2023 was RMB47.7 million, consisting primarily of proceeds from disposal of certain percentage of an equity method investment of RMB60.0 million, cash distribution from equity method investments of RMB12.0 million, partially offset by the acquisitions of property, plant and equipment of RMB113.0 million, acquisitions of intangible assets of RMB4.0 million, and deposits for the purchases of property, plant and equipment of RMB2.7 million.

Net Cash Generated from Financing Activities

Net cash generated from financing activities for the year ended December 31, 2025 was RMB197.2 million (US$28.2 million), consisting primarily of borrowings from related parties of RMB517.0 million (US$73.9 million), proceeds from initial public offering of Concord Healthcare Group Co., Ltd. of RMB504.2 million (US$72.1 million), proceeds from short-term bank borrowings of RMB359.2 million (US$51.4 million) and proceeds from long-term bank and other borrowings of RMB94.8 million (US$13.6 million), partially offset by the repayment to related parties of RMB468.4 million (US$67.0 million), the repayment of short-term bank and other borrowings of RMB437.1 million (US$62.5 million) and the repayment of long-term bank and other borrowings of RMB433.5 million (US$62.0 million).

Net cash generated from financing activities for the year ended December 31, 2024 was RMB1,146.0 million, consisting primarily of proceeds from long-term bank and other borrowings of RMB1,917.2 million, proceeds from short-term bank borrowings of RMB504.7 million, proceeds from initial public offering of Concord Healthcare of RMB510.5 million, borrowings from related parties of RMB300.5 million, partially offset by the repayment of long-term bank and other borrowings of RMB1,391.2 million, the repayment of short-term bank and other borrowings of RMB360.3 million, and the repayment to related parties of RMB335.4 million.

Net cash generated from financing activities for the year ended December 31, 2023 was RMB257.7 million, consisting primarily of proceeds from short-term bank borrowings of RMB337.7 million, capital injection from a noncontrolling interests in a subsidiary of RMB300.0 million, proceeds from long-term bank and other borrowings of RMB110.0 million, borrowings from related parties of RMB22.2 million, partially offset by the repayment of short-term bank and other borrowings of RMB442.9 million, and the repayment to related parties of RMB61.8 million.

Capital Expenditures

In 2023, 2024 and 2025, our capital expenditures totaled RMB395.6 million, RMB553.4 million and RMB249.9 million (US$35.7 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Our capital expenditures in 2024 increased to RMB553.4 million, compared to RMB395.6 million in 2023, primarily due to the increase of purchase of construction in progress. Our capital expenditures in 2025 decreased to RMB249.9 million (US$35.7 million), compared to RMB553.4 million in 2024, primarily due to decrease of purchase of construction in progress.

We estimate that our expected aggregate capital expenditures in 2026 will be approximately RMB70.0 million (US$10.0 million), which we will use mainly for construction and medical equipment procurement of premium hospitals in Shanghai. As of December 31, 2025, we had bank credit lines totaling RMB1,502.7 million (US$214.9 million), of which RMB981.9 million (US$140.4 million) had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2025:

	Payments due by Period
		Less than 1			More than
	Total	year	1-3 years	3-4 years	4 years

	(RMB in thousands)
Short-term debt obligations	430,366	430,366	—	—	—
Long-term debt obligations	3,016,203	550,698	1,332,870	215,108	917,527
Operating lease obligations	174,760	43,773	29,642	14,261	87,084
Purchase obligations	90,368	90,368	—	—	—
Total	3,711,697	1,115,205	1,362,512	229,369	1,004,611

Our short-and long-term debt obligations as of December 31, 2025 represented borrowings obtained by our subsidiaries. Our short-term bank and other borrowings outstanding as of December 31, 2025 had a weighted average interest rate of 5.45% per annum. Our long-term bank and other borrowings outstanding as of December 31, 2025 had a weighted average interest rate of 5.67% per annum.

As of December 31, 2025, we had RMB430.4 million (US$61.5 million) in short-term borrowings outstanding, and RMB3,016.2 million (US$431.3 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding of RMB550.7 million (US$78.7 million).

As of December 31, 2025, our operating lease obligations for 2026, 2027, 2028 and thereafter were RMB43.8 million (US$6.2 million), RMB15.4 million (US$2.2 million), RMB14.3 million (US$2.0 million) and RMB101.3 million (US$14.6 million), respectively.

As of December 31, 2025, we had purchase obligations for certain medical equipment that amounted to RMB90.4 million (US$12.9 million), which are all scheduled to be paid within one year.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events in 2025 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of our future operating results or financial condition.

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

From December 2024, we expanded our healthcare offerings by newly introducing the Proton Therapy Service, an advanced radiation treatment for oncology patients. The standard proton therapy protocol consists of two distinct phases: an initial positioning/planning phase, followed by the actual proton machine treatment. Depending on the specific tumor type, comprehensive treatment plan, and individual patient conditions, a complete treatment course typically requires 15 to 35 daily sessions administered over one to two months. The sessions generally follow a consistent rhythm of five treatment days followed by two rest days per week. The therapy is considered fully complete once the patient has received the total prescribed radiation dosage (i.e., the total designated number of treatment sessions). Revenue from medical services is recognized over time as the patient simultaneously receives and consumes the benefits provided by the hospital’s treatments or examinations. Revenue from medical services is recognized over time as the patient simultaneously receives and consumes the benefits. For standard outpatient services, the performance obligation is also satisfied over time; however, due to their extremely short durations, recognizing revenue upon payment practically aligns with the continuous transfer of control within the same reporting period. For the Proton Therapy Service, revenue is recognized ratably over the treatment course (15 to 35 sessions), as each highly homogeneous session represents a distinct completed milestone.

Medicine Income

Medicine income includes medicine prescribed to patients during or after treatment by the doctors in our hospital business. We are a principal as we are primarily responsible for providing medicine to the patients and have pricing discretion. We generally record medicine income on a gross basis.

Cost of Revenues

A. Network Costs

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

(4)	Cost of Medical Solutions

Cost of medical solutions, recorded either gross or net against the related revenue, includes the cost of the medical equipment and consumables purchased, and other direct costs involved in the consumables sales.

B. Hospital Costs

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

Our arrangements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance, update and consultation services related to the medical equipment. We allocate the lease and non-lease components of the contract consideration on a relatively standalone selling price basis.

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

As of December 31, 2024 and 2025, we recorded long-term investments of RMB472.2 million and RMB422.0 million (US$60.3 million), respectively.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”). Under the new guidance, we have the option to either assess qualitative factors first to determine whether it is necessary to perform the two-step test, or we have an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test by calculating the fair value of the reporting unit and comparing that value with its carrying amount, in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. If a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit.

For the year ended December 31, 2024 and 2025, our company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. Our company considered the future discounted cash flows expected to be generated by the hospital business and network business respectively to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, our company estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. Our company did not record any impairment loss for the years ended December 31, 2024 and 2025 as the fair value of the reporting unit is in excess of its carrying value.

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

Impairment loss on long-lived assets of nil, nil and nil was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jianyu Yang	55	Chairman, chief executive officer
Zheng Cheng	63	Director
Wei Jiang	46	Chief financial officer
Wayne Yu	63	Independent director
Liping Zhang	54	Independent director
Hongzhong Liu	55	Independent director

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

Mr. Wei Jiang has served as our chief financial officer since 2025. Mr. Jiang has served concurrently as assistant to the chairman, acting chair of the new business committee, and chief executive officer of Beijing Healthingkon Technology Co., Ltd., a subsidiary of our Company, since June 2020. Mr. Jiang served as executive director at CICC Capital from April 2016 to May 2020, and vice president at Investment Banking Department of China International Capital Corporation (CICC) from July 2007 to March 2016. He served as senior auditor at Ernst & Young from July 2003 to June 2007. Mr. Jiang successively studied at School of Economics and Guanghua School of Management, Peking University, and obtained a Bachelor’s degree in Economics and a Master’s degree in Business Administration.

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

B.Compensation

Compensation of Directors and Executive Officers

In 2025, the aggregate cash compensation to all of our directors and our executive officers was RMB2.57 million (US$0.37 million). For share-based compensation, see “—Share Incentive Plans.” We did not have any amount accrued in 2025 for pension, retirement or other similar benefits to our directors and our executive officers, except as disclosed in “—D. Employees” and elsewhere in this annual report on Form 20-F.

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

The following table summarizes, as of December 31, 2025, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

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

C.Board Practices

Committees of the Board of Directors

Board of Directors

We currently have five directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. Each committee’s members and functions are described below.

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

D.Employees

Our employees consist of personnel that work in our headquarters, our regional offices and self-owned cancer hospitals, as well as certain personnel that work in our network of centers. Our employees in our network of centers are generally the operation directors or project managers and the marketing, accounting or administrative personnel of the cooperative centers. We had 727,595 and 610 employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, all of our employees were based in China. The following table set forth certain information about our employees by function as of the period indicated:

	As of December 31, 2025
	Employees	% of Total
Management	20	3.4
Administration	219	35.9
Hospital and Operation	289	47.3
Marketing and Business development	54	8.8
Centers	28	4.6
Total	610	100.0

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

We are required under the local laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2023, 2024 and 2025 was RMB57.2 million, RMB45.8 million and RMB42.1 million (US$6.0 million), respectively.

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

	Ordinary Shares Beneficially Owned(1)
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership(2)	Power(3)
Directors and Executive Officers:
Jianyu Yang(4)	13,982,928	38,287,948	52,270,876	40.1	73.2
Zheng Cheng(5)	—	7,500,000	7,500,000	5.8	13.8
Wei Jiang	—	—	—	—	—
Wayne Yu	—	—	—	—	—
Liping Zhang	*	—	*	*	*
Hongzhong Liu	—	—	—	—	—
All directors and officers as a group	14,117,928	45,787,948	59,905,876	46.0	87.0
Principal Shareholders:
Morgancreek Investment Holdings Limited(6)	13,982,928	38,287,948	52,270,876	40.1	73.2
Solar Honor Limited(7)	15,379,303	—	15,379,303	11.8	2.8
Oasis Inspire Limited(8)	13,086,350	—	13,086,350	10.0	2.4
Bluestone Holdings Limited(9)	—	7,500,000	7,500,000	5.8	13.8
*	Less than 1.0%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage of beneficial ownership is based on 130,251,685 ordinary shares outstanding (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of the date of this annual report and the shares that the person has the right to acquire within 60 days of this annual report.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 466,097 ADSs, each representing 30 Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands, of which Ms. Bi Zhang, the spouse of Dr. Yang, indirectly holds 70% of the equity interests in Morgancreek and Dr. Yang is the sole director, and as such Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek and Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.

(5)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Cheng is a sole director and sole shareholder.
(6)	Represents 38,287,948 Class B ordinary shares, each convertible into one Class A ordinary share, and 466,097 ADSs, each representing 30 Class A ordinary shares, held by Morgancreek, a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Yang, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B ordinary shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B ordinary shares and the ADSs representing Class A ordinary shares held by Morgancreek. The address of the principal office of Morgancreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 7,699,315 Class A ordinary shares, and 255,999 ADSs, each representing 30 Class A ordinary shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian. The address of the principal office of Solar Honor Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.
(8)	Represents 13,086,350 Class A ordinary shares held by Oasis Inspire Limited, a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019. The address of the principal office of Oasis Inspire Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(9)	Represents 7,500,000 Class B ordinary shares, each convertible into one Class A ordinary share, held by Bluestone Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The address of the principal office of Bluestone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, a total of 1, 865,922 ADSs representing 55,977,660 Class A ordinary shares (excluding treasury shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were outstanding. Such ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

We are currently not aware that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly and we are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the beneficial ownership and restructuring information as disclosed in this “E. Share Ownership” and “Item 4. Information on the Company—A. History and Development of the Company.”

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Borrowings with Related Parties

The followings set forth our material borrowing transactions with our related parties. Please see note 25 to our consolidated financial statements for more details.

Since December 2018, we entered into several loan agreements with Zhejiang Marine. In June 2020, CMS Holdings entered into a shares purchase agreement with Merge Limited to purchase 20% equity interest in Zhejiang Marine. Zhejiang Marine became our associate company since then. Specifically, in May 2021, our subsidiary Aohua Technology entered into a failed sales-leaseback agreement with Zhejiang Marine, with the amount of RMB8.5 million and the term of five years. Aohua Technology acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. The loan bears an interest rate of 7.5% per annum and is secured by equipment. The loan will be due in May 2026. In January and March 2022, Aohua Technology reached agreements with Zhejiang Marine, including a failed sales-leaseback agreement of RMB10.0 million and a failed sales-leaseback agreement of RMB13.0 million. Continuing their collaboration, in May 2022, Aohua Technology further signed a failed sales-leaseback agreement, equivalent to a long-term loan of RMB26.0 million. All these loans have been arranged at an annual interest rate of 7.0% and are secured by equipment as collateral. Respectively, these loans are due for repayment in January 2027, March 2027, and May 2027. In January 2023, Aohua Technology once again signed a failed sales-leaseback agreement with Zhejiang Marine Leasing for a long-term loan of RMB4.4 million. The loan carries an annual interest rate of 6.6% and is also secured by equipment. As of June 30, 2024, the loans were fully settled. Continuing their collaboration, in December 2024, Aohua Technology reached agreements with Zhejiang Marine, including a failed sales-leaseback agreement of RMB11.4 million, a failed sales-leaseback agreement of RMB9.2 million and a failed sales-leaseback agreement of RMB3.2 million. All these loans have been arranged at an annual interest rate of 5.64% and are secured by Meizhong Jiahe’s guarantee and pledge guarantee for accounts receivable from various centers. The maturity periods span from June to November 2029. As of December 31, 2025, the balances of the above three failed sales-leaseback agreements amounted to RMB10.6 million (US$1.5 million), RMB8.5 million (US$1.2 million) and RMB3.0 million (US$0.4 million), respectively. In March and December 2025, Aohua Technology reached agreements with Zhejiang Marine, including a failed sales-leaseback agreement of RMB13.0 million and a failed sales-leaseback agreement of RMB25.0 million. These loans have been arranged at an annual interest rate of 6.00% and 6.20%. Meizhong Jiahe and Zhoushan Ocean Leasing provide guarantee and pledge guarantee for accounts receivable from various centers. The maturity periods span from March to November 2030. As of December 31, 2025, the balances of the above two failed sales-leaseback agreements amounted to RMB12.8 million (US$1.8 million) and RMB23.8 million (US$3.4 million), respectively. In November 2025, Aohua Technology reached agreement with Zhejiang Marine, including an installment purchases of assets agreement of RMB11.5 million. The agreement have been arranged at an annual interest rate of 6.20%. As of December 31, 2025, the balances amounted to RMB10.4 million (US$1.5 million).

In December 2024, our subsidiary Shanghai Outpatient Department entered into a failed sales-leaseback agreement with Zhejiang Marine with the amount of RMB22.2 million and RMB33.0 million. These loans have been arranged at an annual interest rate of 5.64% and Meizhong Jiahe provides guarantee, with the term of five years. These loans will be due in December 2029. As of December 31, 2025, the balances of the above two failed sales-leaseback agreements amounted to RMB20.5 million (US$2.9 million) and RMB30.6 million (US$4.4 million)

In February 2022, our subsidiary Shanghai Medstar entered into a failed sales-leaseback agreement with Zhejiang Marine with the amount of RMB110.0 million and the term of five years. Shanghai Medstar acted as seller-lessee but did not effectively transfer control of the underlying asset to the buyer-lessor and the transaction was accounted as financing. This agreement has been terminated and replaced by the following loan due to the fair value appreciation of equipment secured. In May 2022, Shanghai Medstar entered into a further failed sales-leaseback agreement of RMB160.0 million with Zhejiang Marine. The loan bears an interest rate of 7% per annum and is secured by equipment. The loans was fully settled in 2024.

In July 2021, we entered into a loan agreement with Guangdong Proton International Hospital Management Co., Ltd, a wholly owned subsidiary of an equity investee of our group, to provide loan for such entity of RMB142.9 million. In 2022, we entered into another loan agreement with such entity to provide loan of RMB16.8 million. The ending balance as of December 31, 2025 was RMB109.9 million (US$15.7 million). In 2023, 2024 and 2025, we recorded interest income from such entity of RMB6.8 million, RMB7.4 million and RMB7.2 million (US$1.0 million), respectively.

In October 2018, we entered into a loan agreement with Cherrylane Investments Limited, an entity controlled by Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, to obtain a loan of RMB12.1 million. In December 2021, we entered into a second loan agreement with Cherrylane Investments Limited to obtain a further loan of RMB9.2 million. The ending balance as of December 31, 2025 was RMB0.5 million (US$0.07 million). In 2025, RMB3.5 million (US$0.5 million) principal was repaid, incurring interest expense of RMB0.1 million (US$0.01 million).

In September 2023 and November 2023, we entered two loan agreements with Morgancreek, an entity controlled by Dr. Jianyu Yang, to obtain a total loan of RMB17.7 million, with the loan term of one year. In 2023, we repaid RMB9.9 million. In 2024, we repaid RMB8.0. The loan was fully settled in 2024.

In April 2024, we entered a loan agreement with Shijiazhuang Gaoxin Oncology Hospital Co., Ltd., an equity investee of us, to obtain a loan of RMB30.0 million. The loan is interest-free, with due date in April 2026. In 2025, no principal was repaid and no interest expense incurred. As of March 31, 2026, the loan was fully paid.

In May 2024, we entered a loan agreement with Shijiazhuang Edison Oncology Hospital Co., Ltd., an equity investee of us, to obtain a loan of RMB40.0 million. The loan bears an interest rate of 3.45% per annum, with due date in May 2026. In March 2025, we entered into a second loan agreement with Shijiazhuang Edison Oncology Hospital Co., Ltd., to obtain a further loan of RMB20.0 million (US$2.9 million). In 2025, principal was fully repaid, incurred interest expenses of RMB0.3 million in 2024 and RMB0.8 million (US$0.01 million) in 2025.

In December 2024, we entered a loan agreement with Shanghai Huifu Technology Development Co., Ltd., an entity controlled by Dr. Jianyu Yang, to obtain a loan of RMB150.0 million. The loan bears an interest rate of 2% per annum, with due date in December 2025. As of December 31, 2025, the loan was fully paid.

In 2025, we entered into multiple loans with Shanghai Huifu Technology Development Co., Ltd., with an aggregate principal amount of RMB479.0 million (US$68.6 million), the interest rate ranged from 2% to 6% per annum and the terms ranged from one month to 12 months. As of December 31, 2025, the outstanding loans balance was RMB120.6 million (US$17.2 million).

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you (and the descriptions herein may not be applicable to you) if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax exempt organization (including pension funds);
●	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person that holds ADS or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	persons that hold their ADSs or ordinary shares through a permanent establishment or fixed base outside the United States;
●	a person subject to special tax accounting rules as a result of any item of gross income being taken into account in an “applicable financial statement” (as defined in the Code) with respect to ordinary shares or ADSs;
●	a person who owns, actually or constructively, 10% or more of our stock by vote or value;
●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person who owns stock in an individual retirement or other tax-deferred account; or
●	a person whose “functional currency” is not the United States dollar.

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

The determination of whether we are a PFIC is made on an annual basis and depends on the composition of our income and assets. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025 or will be a PFIC in the current taxable year. Because we have valued our goodwill based on the market value of our equity, fluctuations in the market price of our ADSs and ordinary shares may affect whether or not we are classified as a PFIC for the current taxable year or subsequent taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Although we currently consolidate the income and operations of Concord Healthcare in our financial statements, only our proportionate share of any income and assets of Concord Healthcare is included for purposes of the PFIC rules, and if our ownership percentage of Concord Healthcare declines in the future, we may not be able to include the income and assets of Concord Healthcare for purposes of the PFIC rules. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below unless you make a purging election with respect to our ADSs or ordinary shares.

If we are treated as a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to additional taxes and a deferred interest charge with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares, unless (1) you make a “mark-to-market” election as discussed below or (2) we have ceased to be a PFIC and you have previously made the deemed sale election described below. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 or any successor form if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are treated as a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules even though such United States Holder would not receive any distributions from such lower-tier PFICs. You are urged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

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

If we are determined to be a PFIC, we would continue to be treated as a PFIC with respect to such United States Holder ADSs or ordinary shares unless (i) we cease to be a PFIC and (ii) the United States Holder made a purging election under the PFIC rules. One type of purging election creates a deemed sale of such ADSs or ordinary shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the United States Holder will have additional tax basis and, for purposes of the PFIC rules, a new holding period in the ADSs or ordinary shares.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year and the application of the rules governing various elections to your particular circumstances.

Taxation of Dividends

As noted above, we cannot be sure as to whether we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025 or will be a PFIC in the current taxable year. If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular United States Holder, the following rules will generally apply. The gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income (including withholding taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law of mainland China, we are eligible for the benefits of the treaty between the United States and the PRC (see discussion under “—People’s Republic of China Taxation”), (2) we are neither a PFIC nor treated as such with respect to a United States Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the NYSE so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, but there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisor regarding the application of these rules given your particular circumstances.

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

Taxation of Capital Gains

As noted above, we cannot be sure as to whether we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025 or will be a PFIC in the current taxable year. If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular United States Holder, the following rules will generally apply. For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the income tax treaty between the United States and the PRC or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if a foreign tax, such as a PRC tax, is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially adversely affect your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of December 31, 2025, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB0.1 million (US$0.01 million) in our total cash position.

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

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2025, all of our bank borrowing were denominated in Renminbi. In 2025, our Renminbi short-term and long-term bank borrowings had a weighted average interest rate of 3.79% per annum and 5.17% per annum, respectively.

Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings as of December 31, 2025, a 10% change in the interest rates would result in an increase or decrease of RMB20.4 million (US$2.9 million) of our total amount of interest expense in 2025. Based on our outstanding interest earning instruments during the year ended December 31, 2025, a 10% change in the interest rates would result in an increase or decrease of approximately RMB8.4 million (US$1.2 million) in our total amount of interest income in 2025.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.2% in 2023, 0.2% in 2024 and 0% in 2025. We have not in the past been materially affected by any such inflation, but inflation could affect us in the future.

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

We received payments from the depositary or any reimbursement relating to the ADS facility in the amount of US$0.2 million in 2023, nil in 2024 and nil in 2025, which included a withholding tax at the tax rate of 30%.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

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

The following material weakness in internal control over financial reporting has been identified as of December 31, 2025. The material weakness as of December 31, 2025 was related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Because of the material weakness described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

We have started implementing a number of measures to address this material weakness identified, including, (1) kept providing training seminars to financial reporting team on complicated accounting matters and (2) engaged an experienced third party consultant firm for accounting services as additional resources assisting us to address complicated transactions. Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Shandong Haoxin Certified Public Accountants Co., Ltd., our independent registered public accounting firm since August 13, 2021, for the periods indicated below.

	For the Year Ended
	December 31,
	2024	2025
	RMB	RMB	US$
		(in thousands)
Audit Fees(1)	2,430	2,530	362
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

We engage external third-party consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks to improve our practices. In 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

●	Consolidated Balance Sheets as of December 31, 2024 and 2025;
●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2024 and 2025;
●	Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025;
●	Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2023, 2024 and 2025; and
●	Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

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

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd.

15.2*	Consent of Jingtian & Gongcheng Attorneys At Law

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

Date: April 29, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Concord Medical Services Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of loss, comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Description of the Matter

At December 31, 2025, the Company's goodwill attributable to each reporting unit totaled RMB572.2 million. As discussed in Note 2 and 12 to the consolidated financial statements, the Company is required to perform impairment testing at least annually or more frequently when triggered by events or changes in circumstances that indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As a result of the impairment assessment, management determined no impairment was recognized for Company during the year ended December 31, 2025.

Auditing management’s goodwill impairment assessment for each reporting unit was complex due to the significant estimates and judgments involved in determining the fair value of the reporting unit. In particular, the determination of the fair value of each reporting unit was sensitive to significant assumptions, including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate, which may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements.

How We Addressed the Matter in Our Audit

Understand and evaluate the design and implementation of control measures related to the company's goodwill impairment assessment process.

To test the estimated fair value of the Company’s  reporting units, our audit procedures included, among others, assessing methodologies and testing the significant assumptions and completeness and accuracy of the underlying data used by the Company in its analysis. For example, we evaluated management’s key assumptions used in the calculations, which included, among others, the revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate, by comparing them to external industry outlook reports and analyzing the historical accuracy of management’s estimates. We also performed a sensitivity analysis by assessing the changes to the fair value of the Company’s reporting units resulting from changes in the revenue growth rate and discount rate.

●	Impairment of long-lived assets

Description of the Matter

At December 31, 2025, the Company's long-lived assets to be held and used in its business, comprising property, plant and equipment, land use rights, intangible assets and deposits for non-current assets, totaled RMB4,488.8 million. As discussed in Notes 10, 11, 13 and 14 to the consolidated financial statements, the Company is required to evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. The Company groups long-lived assets at the lowest level of identifiable cash flows, which is at the level of each individual hospital, cooperative center or network business reporting unit. Due to the Company's continuous operating losses, management evaluated the recoverability of its long-lived assets by comparing the estimated undiscounted future cash flows of each asset group to their carrying amounts. As a result of the impairment assessment, the Company concluded that no impairment loss was required to be recognized for the year ended December 31, 2025.

Auditing management’s impairment assessment of long-lived assets was complex due to the significant estimates and judgments involved in the projection of future cash flows used in the quantitative test of impairment and the significant assumptions used in estimating the fair values of long-lived assets for which impairment was indicated. In particular, these estimates are sensitive to significant assumptions, including revenue growth rate, operating margin, capital expenditure which can be affected by expectations about future market and economic conditions, as well as regulatory requirements.

How We Addressed the Matter in Our Audit

Understand and evaluate the design and implementation of controls related to the company's long-lived assets impairment assessment process.

Regarding the Company's impairment assessment of long-lived assets, our audit procedures included, but were not limited to, evaluating whether there were any indicators of impairment at the balance sheet date. We reviewed management's grouping of asset groups and evaluated the key assumptions used in the future undiscounted cash flow projections for the recoverability test.

We tested the completeness and accuracy of the underlying data supporting the projections. At the same time, we evaluated the reasonableness of the key assumptions (including revenue growth rate, operating margin, and capital expenditures, among others) by comparing them with historical operating results, as well as current industry and macroeconomic conditions.

In addition, we analyzed the historical accuracy of management's forecasts and assessed whether the carrying amount of the relevant asset groups was recoverable based on the undiscounted cash flow test. Based on the audit procedures performed, we determined that the carrying amounts of the asset groups were recoverable and no impairment loss was required to be recognized.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2021.

Weifang, People’s Republic of China

April 29, 2026

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		216,224	297,787	42,583
Restricted cash	5	20,758	921	132
Short-term investment	6	134,621	1	—
Accounts receivable (net of allowance of RMB42,884 and RMB46,156 (US$6,600) and including amounts due from related parties amounting to RMB715 and RMB961 (US$137) as of December 31, 2024 and 2025, respectively)	7	51,168	44,049	6,299
Prepayments and other current assets (net of reserve of RMB174,666 and RMB162,132 (US$23,184) and including amounts due from related parties amounting to RMB119,254 and RMB109,899 (US$15,715) as of December 31, 2024 and 2025, respectively)	8	527,760	553,190	79,105
Inventories	9	33,441	45,965	6,573
Total current assets		983,972	941,913	134,692

Non-current assets:
Property, plant and equipment, net	10	3,704,325	3,724,665	532,620
Right-of-use assets, net	11	520,817	496,381	70,982
Goodwill	12	572,216	572,216	81,826
Intangible assets, net	13	292,142	255,905	36,594
Deposits for non-current assets	14	174,883	129,600	18,533
Long-term investments	15	472,166	422,002	60,345
Other non-current assets	16	5,867	4,680	668
Total non-current assets		5,742,416	5,605,449	801,568

Total assets		6,726,388	6,547,362	936,260

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		199,394	119,288	17,058
Accrued expenses and other liabilities including loan from related party of RMB1,937 and RMB2,245 (US$321) as of December 31, 2024 and 2025, respectively)	17	846,194	804,564	115,051
Income tax payable		1,623	7,569	1,082
Operating lease liabilities, current	11	45,448	41,925	5,995
Short-term bank and other borrowings (including loan from related party of RMB115,693 and RMB120,398 (US$17,217) as of December 31, 2024 and 2025, respectively)	19	649,680	430,366	61,542
Long-term bank and other borrowings, current portion (including loan from related party of RMB17,517 and RMB47,356 (US$6,772) as of December 31, 2024 and 2025, respectively)	19	383,016	550,698	78,749
Derivative liability		—	—	—
Total current liabilities		2,125,355	1,954,410	279,477

Non-current liabilities:
Long-term bank and other borrowings, non-current portion (including loan from related party of RMB95,493 and RMB103,216 (US$14,760) as of December 31, 2024 and 2025, respectively)	19	2,693,693	2,465,505	352,563
Deferred tax liabilities	21	82,870	75,002	10,725
Operating lease liabilities, non-current	11	138,894	126,499	18,089
Other long-term liabilities	22	67,827	75,830	10,843
Total non-current liabilities		2,983,284	2,742,836	392,220
Total liabilities		5,108,639	4,697,246	671,697

Commitments and contingencies	27

Equity:
Class A ordinary shares (par value of US$0.0001 per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2024 and 2025; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2024 and 2025, respectively)	18	68	68	10
Class B ordinary shares (par value of US$0.0001 per share; authorized shares-45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2024 and 2025; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2024 and 2025, respectively)	18	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2024 and 2025, respectively)		(7)	(7)	(1)
Additional paid-in capital		2,169,693	2,438,000	348,629
Accumulated other comprehensive loss		(77,349)	(75,565)	(10,806)
Accumulated deficit		(4,372,832)	(4,465,643)	(638,578)

Total Concord Medical Services Holdings Limited shareholders’ deficit		(2,280,390)	(2,103,110)	(300,741)
Noncontrolling interests		3,898,139	3,953,226	565,304

Total equity		1,617,749	1,850,116	264,563

Total liabilities and equity		6,726,388	6,547,362	936,260

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Revenues, net of value-added tax	24	537,402	383,956	460,513	65,852
Equipment leasing revenues		16,737	9,356	6,185	884
Services and other revenues		420,201	292,455	374,629	53,571
Medicine income		100,464	82,145	79,699	11,397
Cost of revenues		(614,010)	(463,118)	(434,694)	(62,160)
Cost of equipment leasing		(14,824)	(8,034)	(8,489)	(1,214)
Cost of services and other		(500,068)	(372,063)	(354,003)	(50,621)
Cost of medicine sold		(99,118)	(83,021)	(72,202)	(10,325)
Gross loss		(76,608)	(79,162)	25,819	3,692
Operating expenses:
Selling expenses		(56,299)	(48,626)	(52,184)	(7,462)
General and administrative expenses		(330,078)	(404,372)	(212,967)	(30,454)
Impairment of long-term investments		—	—	(22,160)	(3,169)
Operating loss		(462,985)	(532,160)	(261,492)	(37,393)
Interest expense (including interest expense to related party amounting to RMB14,308, RMB18,988 and RMB8,445 (US$1,208) for the years ended December 31, 2023, 2024 and 2025, respectively)		(165,669)	(193,199)	(152,326)	(21,782)
Foreign exchange (loss) gain, net		10,149	(17,468)	(12,039)	(1,722)
Interest income (including interest income from related party amounting to RMB6,813, RMB7,359 and RMB7,158 (US$1,024) for the years ended December 31, 2023, 2024 and 2025, respectively)		10,832	13,982	9,684	1,385
Change in fair value of derivative liability		5,207	166	—	—
Income from equity method investments		20,789	12,696	13,047	1,866
Loss on disposal of a subsidiary	4	(638)	48,497	—	—
Other expenses, net		(10,777)	(9,264)	(7,701)	(1,101)
Gain/ (loss) on sale of partial interests in an equity method investment	15	37,498	(120)	37,471	5,358
Changes in fair value of short-term investments		—	7,290	—	—

Loss before income tax		(555,594)	(669,580)	(373,356)	(53,389)
Income tax benefit/(expense)	21	24,573	17,505	(6,064)	(867)

Net loss		(531,021)	(652,075)	(379,420)	(54,256)

Net loss attributable to noncontrolling interests		(233,363)	(343,832)	(286,609)	(40,985)
Net loss attributable to Concord Medical Services Holdings Limited		(297,658)	(308,243)	(92,811)	(13,271)

Loss per share for Class A and Class B ordinary shares:
Basic and diluted	29	(2.27)	(2.35)	(0.71)	(0.10)
Weighted average number of class A and class B ordinary shares outstanding:
Basic and diluted	29	131,053,858	131,053,858	131,053,858	131,053,858

Other comprehensive income (loss), net of tax of nil
Foreign currency translation, net tax of nil		(6,480)	(7,630)	16,409	2,346
Unrealized losses on available-for-sale securities, net		(31,173)	(4,299)	(14,625)	(2,091)

Total other comprehensive income (loss), net of tax		(37,653)	(11,929)	1,784	255

Comprehensive loss		(568,674)	(664,004)	(377,636)	(54,001)

Comprehensive loss attributable to noncontrolling interests		(233,363)	(343,832)	(286,608)	(40,985)

Comprehensive loss attributable to Concord Medical Services Holdings Limited		(335,311)	(320,172)	(91,028)	(13,016)

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(531,021)	(652,075)	(379,420)	(54,256)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation (note 23)	—	—	—	—
Depreciation of property, plant and equipment (note 10)	82,124	84,775	103,508	14,801
Amortization of intangible assets (note 13)	36,705	36,355	36,122	5,165
Amortization of land lease payments (note 11)	9,625	9,627	9,626	1,376
Lease expense to reduce operating lease ROU	26,683	22,578	14,810	2,118
Income from equity method investments	(20,789)	(12,696)	(13,047)	(1,866)
Change in fair value of derivative liability	(5,207)	(166)	—	—
Changes in fair value of short-term investments	—	(7,290)	—	—
(Gain) loss on disposal of long-lived assets	(62)	13,110	2,097	300
Deferred tax expense (benefit)	(13,039)	(15,652)	(7,868)	(1,125)
Allowance for doubtful accounts, net	64,712	128,196	(6,880)	(984)
Impairment of long-term investments	—	—	22,160	3,169
Provision of Inventory write down	—	—	52	7
Interest and consultation expenses	165,669	193,199	152,326	21,782
(Gain) Loss on disposal of subsidiaries (note 4)	638	(48,497)	—	—
Gain on sale of partial interests in equity method investment	(37,498)	120	(37,471)	(5,358)
Changes in operating assets and liabilities net of effects of acquisition and disposals:
Accounts receivable	36,454	12,018	6,145	879
Prepayments and other current assets	(149,738)	(335,657)	161,280	23,063
Inventories	44,489	6,498	(12,576)	(1,798)
Other non-current assets	1,618	(458)	(958)	(137)
Accounts payable	15,779	93,052	(122,288)	(17,487)
Accrued expenses and other liabilities	70,838	97,497	(165,598)	(23,680)
Deferred revenue	(41,179)	(3,089)	39,534	5,653
Income tax payable	705	101	5,946	850
Accrued unrecognized tax benefit	(15,830)	35	6,594	943
Operating lease liabilities	(18,147)	(19,330)	(15,918)	(2,276)

Net cash used in operating activities	(276,471)	(397,749)	(201,824)	(28,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in equity investments without readily determinable fair value	(100)	—	—	—
Acquisitions of property, plant and equipment	(113,003)	(150,772)	(56,322)	(8,054)
Acquisitions of intangible assets	(4,211)	(10,160)	(30)	(4)
Deposits for the purchases of property, plant and equipment	(2,699)	(249,902)	(34,982)	(5,002)
Proceeds from disposal of property, plant and equipment	310	—	7,501	1,073
Proceeds from disposal of subsidiaries	—	9,057	(10)	(1)
Proceeds from dividend	—	—	3,188	456
Cash distribution from equity method investments	12,022	10,000	—	—
Investment in a joint venture	—	(102,000)	—	—
Proceeds from disposal of other investment	—	27,664	—	—
Purchase of short - term investment	—	(204,607)	134,620	19,250
Proceeds from disposal of short - term investment	—	77,276	—	—
Proceeds from disposal of certain percentage of an equity method investment	60,000	—	—	—

Net cash provided by/(used in) investing activities	(47,681)	(593,444)	53,965	7,718

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	337,695	654,699	359,226	51,369
Proceeds from long-term bank and other borrowings	110,000	1,767,174	94,825	13,560
Borrowings from related parties (note 25)	22,150	300,543	517,000	73,930
Repayment to related parties (note 25)	(61,777)	(335,359)	(468,410)	(66,982)
Repayment of short-term bank and other borrowings	(442,858)	(360,329)	(437,061)	(62,499)
Repayment of long-term bank and other borrowings	(7,561)	(1,391,219)	(433,538)	(61,995)
Capital injection from a noncontrolling interests in a subsidiary	300,004	—	60,999	8,723
Proceeds from initial public offering of Concord Healthcare Group Co., Ltd.	—	510,522	504,191	72,098

Net cash generated from financing activities	257,653	1,146,031	197,232	28,204

Effect of foreign exchange rate changes on cash and cash equivalent and restricted cash	(2,425)	(8,275)	12,353	1,766
Net increase (decrease) in cash	(68,924)	146,563	61,726	8,827
Cash and cash equivalents and restricted cash at beginning of the year	159,343	90,419	236,982	33,888
Cash and cash equivalents and restricted cash at end of the year	90,419	236,982	298,708	42,715
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	58,139	216,224	297,787	42,583
Restricted cash, current portion	32,280	20,758	921	132
Restricted cash, noncurrent portion	—	—	—	—
Total cash and cash equivalents and restricted cash	90,419	236,982	298,708	42,715

Supplemental schedule of major cash flows information:
Income tax paid	(898)	(148)	(109)	(16)
Interest paid	(152,359)	(188,304)	(182,986)	(26,167)
Supplemental schedule of major non-cash activities:
Acquisition of property, plant and equipment, construction in progress and other intangible assets through utilization of deposits	5,812	79,644	757	108
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in accrued expense and other liabilities	285,358	—	—	—
Acquisition of property, plant and equipment, construction in progress and other intangible assets included in other long-term liabilities	—	—	10,350	1,480

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”), except for number of shares)

	Attributable to Concord Medical Services Holdings Limited
					Accumulated
	Number of			Additional	other			Total
	ordinary	Ordinary	Treasury	paid-in	comprehensive	Accumulated	Noncontrolling	equity
	shares	shares	stock	capital	loss	deficit	interests	(deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	130,251,685	105	(7)	1,930,633	(27,766)	(3,766,931)	3,879,623	2,015,657
Net loss	—	—	—	—	—	(297,658)	(233,363)	(531,021)
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	(37,653)	—	—	(37,653)
Disposal partial interest of a subsidiary	—	—	—	(18,110)	—	—	18,110	—
Capital injection from Noncontrolling interests	—	—	—	204,562	—	—	204,562	300,004

Balance as of December 31, 2023	130,251,685	105	(7)	2,007,965	(65,419)	(4,064,589)	3,868,932	1,746,987

Balance as of January 1, 2024	130,251,685	105	(7)	2,007,965	(65,419)	(4,064,589)	3,868,932	1,746,987
Net loss	—	—	—	—	—	(308,243)	(343,832)	(652,075)
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	(11,930)	—	—	(11,930)
Disposal partial interest of a subsidiary	—	—	—	—	—	—	(1,640)	(1,640)
Capital injection from non-controlling shareholders	—	—	—	—	—	—	25,885	25,885
Capital injection from initial public offering of Concord Healthcare Group Co., Ltd.	—	—	—	161,728	—	—	348,794	510,522

Balance as of December 31, 2024	130,251,685	105	(7)	2,169,693	(77,349)	(4,372,832)	3,898,139	1,617,749

Balance as of January 1, 2025	130,251,685	105	(7)	2,169,693	(77,349)	(4,372,832)	3,898,139	1,617,749
Net loss	—	—	—	—	—	(92,811)	(286,609)	(379,420)
Cumulative adjustments for changes in accounting principles	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	1,784	—	—	1,784
Disposal partial interest of a subsidiary	—	—	—	115,411	—	—	(70,598)	44,813
Capital injection from initial public offering of Concord Healthcare Group Co., Ltd.	—	—	—	152,896	—	—	351,295	504,191
Capital injection from non-controlling shareholders	—	—	—	—	—	—	60,999	60,999

Balance as of December 31, 2025	130,251,685	105	(7)	2,438,000	(75,565)	(4,465,643)	3,953,226	1,850,116

Balance as of December 31, 2025 (US$)	130,251,685	15	(1)	348,629	(10,806)	(638,578)	565,304	264,563

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

(a)Details of the Company’s principal subsidiaries as of December 31, 2025 are as follows:

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Subsidiaries
Ascendium Group Limited (“Ascendium”)	September 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding
China Medical Services Holdings Limited (“CMS Holdings”)	July 18, 2008	Hong Kong	100%	Investment holding
Shenzhen Aohua Medical Technology Development Co., Ltd. (“Aohua Technology”) **	February 21, 2008	PRC	32.17%	Leasing of medical equipment and provision of management services
Medstar (Shanghai) Enterprise Management Co., Ltd. (“Shanghai Medstar”) (formerly known as Shanghai Medstar Financial Leasing Company Limited)	March 21, 2003	PRC	98.19%	Leasing of medical equipment and provision of management services
Concord Healthcare Group Co., Ltd. (“Concord Healthcare”) (formerly known as Meizhong Jiahe Medical Technology Development Group Co., Ltd.) *	July 23, 2008	PRC	32.17%	Provision of management services
Beijing Yundu Internet Technology Co., Ltd. (“Yundu”) **	July 26, 2007	PRC	32.17%	Provision of management services
Tianjin Concord Medical Technology Limited (“Tianjin Concord Medical”)	April 22, 2010	PRC	98.19%	Leasing of medical equipment and provision of management services
Guangzhou Concord Cancer Center Co., Ltd. (“Guangzhou Concord Cancer Hospital”) **	June 29, 2011	PRC	22.52%	Medical treatment and service business
CCM (Hong Kong) Medical Investments Limited (“CCM (HK)”)	June 03, 2013	Hong Kong	100%	Investment holding
Shanghai Concord Cancer Center Co., Ltd. (“SHC”) **	March 17, 2014	PRC	22.75%	Medical treatment and service business
Wuxi Concord Medical Development Ltd. (“Wuxi Concord”)	December 29, 2015	PRC	100%	Provision of management services

			Percentage of
	Date of	Place of	ownership by
Entities	establishment/acquisition	establishment	the Company	Principal activities
Beijing Concord Medical Technology Ltd.(“BJCMT”)	January 4, 2016	PRC	100%	Provision of management services
Beijing Century Friendship Science & Technology Development Co., Ltd. (“Beijing Century Friendship”)**	October 8, 2018	PRC	98.19%	Provision of management services and investment holding
Beijing Proton Medical Center Co., Ltd. (“BPMC”)	October 8, 2018	PRC	54.01%	Medical treatment and service business
Shanghai Jiahe Yunying Outpatient Center Co., Ltd.	November 2, 2020	PRC	4.43%	Medical treatment and service business
Shanghai Meizhong Jiahe Cancer Center Co., Ltd. (“CMCC”)**	October 8, 2018	PRC	24.40%	Medical treatment and service business
Shanghai Meizhong Jiahe Imaging Diagnostic Center Co., Ltd. (“SH MZJH”) **	November 18,2019	PRC	15.91%	Medical treatment and service business
Wuxi Meizhong Jiahe Cancer Center Co., Ltd. (“Wuxi MZJH”)	November 18,2019	PRC	94.62%	Medical treatment and service business
Yinchuan TaizhiTechnology ServicesCo., Ltd. (“YCIH”) **	October 18, 2020	PRC	22.50%	Medical treatment and service business
US Proton Therapy Holdings Limited (“Proton BVI”)	May 16, 2011	BVI	100%	Investment holding
US Proton Therapy Holdings Limited (“US Proton”)	June 29, 2011	United States of America	100%	Investment holding
Beijing Healthingkon Technology Co., Ltd. (“Healthingkon”) (note 4) **	January 4, 2021	China	8.69%	Leasing of medical equipment and technical service
Guangzhou Concord Medical Sci-Tech Innovation Center Co., Ltd. (“GCMSIC”) (formerly known as Guangzhou Concord Medical Technology Innovation Center Co., Ltd.) **	April 22, 2021	China	32.17%	Technical service
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

Pursuant to these agreements, CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors can request the Group to redeem their interests in Concord Healthcare upon the occurrence of certain events (i.e. failure to complete a qualified IPO by June 30, 2025). The same right is also given to the existing noncontrolling interest shareholder. Given these events are not solely within the control of Concord Healthcare, the noncontrolling interests of CCIC Capital, Other Investors, CITIC Industrial and 2021 Investors are contingently redeemable noncontrolling interests and are classified as mezzanine equity. The noncontrolling interests of other existing noncontrolling interests’ holders are also reclassified from permanent equity to mezzanine equity as contingently redeemable noncontrolling interests. Upon submission of Concord Healthcare’s prospectus to Hong Kong Stock Exchange (“qualified IPO”) on May 30, 2022, the rights of the Investors to request the Company to repurchase the interests held by the Investors no longer exists, according to the agreement signed on May 19, 2022 among shareholders of Concord Healthcare. The existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Therefore, contingently redeemable noncontrolling interests was nil as of December 31, 2024 and 2025.

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

On December 1, 2020, the Group obtained declaration from one of the noncontrolling shareholder of Concord Healthcare, pursuant to which the noncontrolling shareholder delegates its 2.36% voting rights in the general meeting of shareholders of Concord Healthcare to the Group irrevocably during the period it owns the share interest in Concord Healthcare, which was diluted to 2.12% after the transaction mentioned above in April 2021 and June 2024. In April 2021, April 2022 and June 2024, the Group successively obtained declaration from another four of the noncontrolling shareholders of Concord Healthcare, pursuant to which the noncontrolling shareholder delegates its totally 5.28% and voting rights, respectively, in the general meeting of shareholders of Concord Healthcare to the Group irrevocably during the period it owns the share interest in Concord Healthcare, after the transaction mentioned above in June 2024. The Group remained control of Concord Healthcare since it is entitled to 40.32% and 32.68% of the voting right of Concord Healthcare as of December 31, 2024 and 2025.

** Aohua Technology, Yundu, Guangzhou Concord Cancer Hospital, SHC, Beijing Century Friendship, CMCC, SH MZJH, YCIH, GCMSIC and Healthingkon are subsidiaries of Concord Healthcare.

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

In November 2017, ZR Guofu transferred its rights to the mandatorily redeemable noncontrolling interest in SP to Tianjin Jiatai. In December 2017, CMS Holdings redeemed the mandatory redeemable noncontrolling interest from ZR Guofu of RMB97,106 to withdraw the CCM Hospital Businesses. On November 29, 2018, the PTC business had been disposed by Proton (BVI). On November 19, 2020, 90% of the interests in CHS had been disposed by China Medstar and the remaining 10% interests in CHS had been disposed subsequently in January 2025.

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

Going Concern

The Company experienced net loss from continuing operations of RMB531,021, RMB652,075 and RMB379,420 (US$54,256) for the years ended December 31, 2023, 2024 and 2025, respectively, and negative cash flows from operating activities of approximately RMB397,749 and RMB201,824 (US$28,861) for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, the Company had cash position of RMB297,787 (US$42,583), negative working capital of RMB1,012,497 (US$144,785), an accumulated deficit of RMB4,465,643 (US$638,578).

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9931 to US$1.00 on December 31, 2025 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

For the year ended December 31, 2024 and 2025, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The Company considered the future discounted cash flows expected to be generated by the hospital business and network business respectively to determine the fair value of each reporting unit. In determine the fair value of each reporting unit, the Company estimated significant assumptions including revenue growth rate, operating margin, capital expenditure, terminal growth rate and discount rate. The assumptions may be significantly affected by unexpected changes in future economic and market conditions, as well as regulatory requirements. The Company did not record any impairment loss for the years ended December 31, 2024 and 2025 as the fair value of the reporting unit is in excess of its carrying value.

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

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated
residual
Category	Estimated useful life	value
Buildings	20-50 years	—
Medical equipment*	5-20 years	—
Electronic and office equipment	3-5 years	—
Motor vehicles	5 years	—
Leasehold improvement and building improvement	shorter of lease term or 5 years	—
*	The cost of the asset is amortized over the estimated useful life. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 5 to 20 years.

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

Costs incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion. During the years ended December 31, 2023, 2024 and 2025, total interest costs incurred amounted to RMB223,936, RMB249,534 and RMB203,456 (US$29,094), respectively, in which interest costs capitalized amounted to RMB58,267, RMB56,334 and RMB51,130 (US$7,311), respectively.

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

Impairment loss on long-lived assets of nil, nil and nil was recognized for the Years Ended December 31, 2023, 2024 and 2025, respectively.

Derivative liability

The Group evaluates its borrowings to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability. The change in fair value is recorded as fair value change from derivative in the financial statements.

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

ASC 606 revenue

i.Management and Technical Support

The Group provides stand-alone management and technical support services to certain hospitals which already possess radiotherapy and diagnostic equipment. Management support services typically include the provision of diagnosis and treatment techniques, expert support, advertising and promotion as well as comprehensive operational management services. Technical support services mainly include maintenance and upgrade of the radiotherapy and diagnostic equipment. Combining the Group’s management and technical support services, planned cloud system solutions provides a more comprehensive set of services, from pre-purchasing consultation to equipment installation and maintenance. The fees for management and technical support are calculated based on a predetermined percentage of monthly revenue generated by the hospital unit or in limited instances on a fixed monthly fee. Variable fees are fully constrained at contract inception due to the uncertainty of the hospital units’monthly revenue. Variable fees are included in the transaction price when a significant reversal of revenue recognized is not expected to occur, typically upon receipt of the monthly revenue statement from hospitals. Fixed monthly fees are recognized ratably over the service term.

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

From December 2024, the Company expanded its healthcare offerings by newly introducing the Proton Therapy Service, an advanced radiation treatment for oncology patients. The standard proton therapy protocol consists of two distinct phases: an initial positioning/planning phase, followed by the actual proton machine treatment. Depending on the specific tumor type, comprehensive treatment plan, and individual patient conditions, a complete treatment course typically requires 15 to 35 daily sessions administered over 1 to 2 months. The sessions generally follow a consistent rhythm of 5 treatment days followed by 2 rest days per week. The therapy is considered fully complete once the patient has received the total prescribed radiation dosage (i.e., the total designated number of treatment sessions). Revenue from medical services is recognized over time as the patient simultaneously receives and consumes the benefits provided by the hospital’s treatments or examinations. Revenue from medical services is recognized over time as the patient simultaneously receives and consumes the benefits. For standard outpatient services, the performance obligation is also satisfied over time; however, due to their extremely short durations, recognizing revenue upon payment practically aligns with the continuous transfer of control within the same reporting period. For the Proton Therapy Service, revenue is recognized ratably over the treatment course (15 to 35 sessions), as each highly homogeneous session represents a distinct completed milestone.

iv.Medicine income

Medicine income includes medicine prescribed to patients during or after treatment by the doctors in the Group’s hospital business. The Group is a principal as it is primarily responsible for providing medicine to the patients and has pricing discretion. The Group generally records medicine income on a gross basis.

Cost of revenue

A.	Network costs

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

B.	Hospital costs

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

Recently adopted accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The ASU enhances the disclosure requirements for reportable segments by requiring public entities to disclose significant expense categories and amounts that are regularly provided to the chief operating decision maker (CODM). These requirements apply to all public entities with reportable segments, including those with a single reportable segment. For fiscal years beginning after December 15, 2023, this ASU is effective for annual reporting. The Group adopted this ASU which did not have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). This guidance is effective for annual reporting periods beginning after December 15, 2024. The Group adopted ASU 2023-09 retrospectively for the year ended December 31, 2025. Refer to Note 21 – Taxation for more details.

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

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These issues to remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Group adopted this ASU which did not have a material impact on the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, “Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”, which seeks to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. This amendment is effective for annual periods beginning after December 15, 2025, and for interim periods within fiscal years beginning after December 15, 2026. The Group adopted this ASU which did not have a material impact on the Group’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Group adopted this ASU which did not have a material impact on the Group’s consolidated financial statements.

Recent accounting pronouncement pending adoption

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

In January 2025, the FASB issued ASU 2025-01, Clarifying the Effective Date of ASU 2024-03 (Subtopic 220-40). The ASU is effective concurrently with ASU 2024-03 for annual periods beginning after December 15, 2026 on a prospective basis. Early adoption is permitted. This ASU will result in aligned disclosure timing in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

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

As of December 31, 2025, substantially all of the Group’s cash and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States of America, which management believes are of high credit quality.

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

With respect to advances made to and receivables form disposal of medical equipment from hospital customers, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its hospital customers.

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 28.39%, 27.97%, and 14.67% for the years ended December 31, 2023, 2024 and 2025, respectively. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the profit sharing received by the Group depends on the performance of the hospitals that the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment and construction is sourced from its five largest suppliers who collectively accounted for 96%, 95% and 98% of total medical equipment and construction purchases of the Group for the years ended December 31, 2023, 2024 and 2025, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group not able to identify other suppliers timely in order to expand its business with new hospitals. Any disruption in the supply of medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and restricted cash denominated in the US$. The depreciation (appreciation) of the RMB against US$ was 2.9%, 2.8% and (4.2)% during the years ended December 31, 2023, 2024 and 2025, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

For the year ended December 31, 2024

Disposals of Shenzhen Concord Medical Investments Limited and its subsidiary

On April 26, 2024, the Group entered into a equity transfer agreement with a third party, Guangzhou Yipusheng Health Management Co., Ltd. Pursuant to Agreement, the Group would sell all the shares it held in Shenzhen Concord Medical Investments Limited (“CCM SZ”) and its subsidiary, Datong Hospital with consideration of RMB10,000 (US$1,370). As of December 31, 2024, the disposal transaction was completed, and the relative consideration was received. The Group recognized no gain or loss on disposal.

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

For the year ended December 31, 2025

Disposals of Guangzhou Proton Medical Technology Services Co., Ltd (formerly known as “Medstar (Guangzhou) Medical Technology Services Ltd.“)

On April 30, 2025, the Group entered into an equity transfer agreement with two unaffiliated third-party individuals. Pursuant to the agreement, the Group agreed to sell its entire equity interest in Guangzhou Proton Medical Technology Services Co., Ltd. for an aggregate consideration of RMB24,688 (US$3,530). The disposal was completed during the year; however, as of December 31, 2025, the related consideration remained outstanding. No gain or loss was recognized in connection with this disposal.

Disposals of Shanghai Xinhe Enterprise Management Center (Limited Partnership)

On June 24, 2025, the Group entered into an equity transfer agreement with an unaffiliated third party, Hainan Qifu Medical Technology Co., Ltd. Pursuant to the agreement, the Group sold its entire equity interest in Shanghai Xinhe Enterprise Management Center (Limited Partnership) for an aggregate consideration of RMB60,000 (US$8,580). The disposal was completed during the year; however, as of December 31, 2025, the consideration receivable remained outstanding. In connection with this transaction, the Group recognized a gain on disposal of RMB37,552 (US$5,370).

Deregistration of Guangzhou Yicheng Biological Immune Technology Co., Ltd.

On May 23, 2025, the Group legally dissolved and deregistered Guangzhou Yicheng Biological Immune Technology Co., Ltd. In connection with this dissolution, the Group recognized a loss of RMB81 (US$12).

This dissolution or disposal of subsidiary and equity method investments did not represent a strategic shift on the Group’s major business and had no major effect on the Company’s results of operations, the disposal of the entity does not qualify as discontinued operation.

5.RESTRICTED CASH

Restricted cash represented security deposits for bank acceptance bills and the proceeds from specialized bank borrowings for hospital construction. Balance of current restricted cash was RMB20,758 and RMB921 (US$132) as of December 31, 2024 and 2025, respectively.

6.SHORT-TERM INVESTMENT

In January 2024, the Company entered into investment agreements with nine different fund companies (the “Funds”), respectively, to invest in the Funds with a total investment consideration of RMB204,607. The value of private equity fund are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. During the year ended December 31, 2025, the Company fully redeemed all of its investments in these Funds.

Separately, in 2025, the Company purchased bank wealth management products. These short-term investments are measured at fair value, and their balance was RMB1 as of December 31, 2025. Changes in fair value of short-term investments of nil was recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2025. All remaining short-term investments outstanding as of December 31, 2025, were redeemed by the reporting date.

7.ACCOUNTS RECEIVABLE

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	94,052	90,205	12,899
Allowance for credit losses	(42,884)	(46,156)	(6,600)
Accounts receivable, net	51,168	44,049	6,299

The roll forward in the allowance for credit losses were as follows:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	7,764	30,486	42,884	6,132
Provisions for the year	22,752	12,857	3,994	571
Reversal of provisions from prior periods due to subsequent cash collection during the year	(30)	(420)	—	—
Amounts written off during the year	—	(39)	(722)	(103)
Balance at the end of the year	30,486	42,884	46,156	6,600

Provisions for allowance for doubtful debts are recorded in “general and administrative expenses” in the consolidated statements of comprehensive loss.

Accounts receivable with carrying value of RMB14,745 and RMB18,873 (US$2,699) were used to secure certain bank borrowings as at December 31, 2024 and 2025 respectively (note 19).

8.PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		As at December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
Due from suppliers	i)	54,029	180,555	25,819
Loan receivables	ii)	384,832	305,545	43,692
Advances to employees		1,698	1,554	222
Deductible value-added tax		69,930	76,979	11,008
Tax refund		248	237	34
Due from hospital		965	679	97
Deferred expenses		—	50	7
Others	iii)	190,724	149,723	21,410
		702,426	715,322	102,289

Allowance for credit losses		(174,666)	(162,132)	(23,184)

		527,760	553,190	79,105

The Group records allowance for doubtful debts in “general and administrative expenses” in the consolidated statements of comprehensive loss.

i)	Amounts due from suppliers represented prepayments made for orders and returnable deposits of cancelled orders. The risk of loss arising from non-performance by or bankruptcy of suppliers is assessed prior to the order of the equipment. The Group has provided reserve for bad debt amounting to RMB nil and nil on the amounts due from suppliers as at December 31, 2024 and 2025, respectively.
ii)	The receivables represented the loans to other parties, including loans to related parties such as the Guangdong Proton International Hospital Management Co., Ltd, and Beijing Allcure Medical Information Technology Co., Ltd. (“Allcure Information”) of total amount of RMB195,225 and RMB202,383 (US$28,940) as at December 31, 2024 and 2025, and third parties of RMB189,607 and RMB103,162 (US$14,752) as at December 31, 2024 and 2025, respectively. The Group recorded allowance for doubtful debts amounting to RMB75,972 and RMB92,485 (US$13,225) as at December 31, 2024 and 2025, respectively. Besides the credit losses provided to the balances to related parties, the Group recorded allowance for credit losses amounting to RMB88,210 and RMB63,829 (US$9,127) as of December 31, 2024 and 2025, respectively to balances to third parties.
iii)	During the year ended December 31, 2024, a subsidiary of the Company sought to secure third-party financing. Given the substantial scale of the investment, the investor necessitated additional time to finalize specific procedural requirements. In an effort to accelerate the financing process, the Company provided an advance security deposit amounting to RMB124,000.

Subsequently, for liquidity management purposes, the Company temporarily withdrew this deposit, resulting in the full collection of the RMB124,000 (US$17,732) as of December 31, 2025.

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

In February 2025, the Group entered into an agreement to dispose of a 10% equity interest in its consolidated subsidiary, Guangzhou Concord Cancer Hospital, to Shanghai Jiazhongxin Management Consulting Partnership (Limited Partnership), an independent third party, for a total consideration of RMB46,000 (US$6,578). As of December 31, 2025, the total consideration of RMB46,000 (US$6,578) had not yet been received.

In June 2025, the Group entered into an equity transfer agreement to dispose of its entire paid-in capital contribution in Shanghai Xinhe Enterprise Management Center (Limited Partnership) to Hainan Qifu Medical Technology Co., Ltd., an independent third party, for a total consideration of RMB 60,000 (US$8,580). The disposal was completed during the year, resulting in the derecognition of the investment. As of December 31, 2025, the total consideration had not yet been received.

In prior years, the Company made advances totaling RMB594 (US$85) on behalf of Allcure Information, a related party, primarily for the payment of rental deposits. As of December 31, 2024 and 2025, the allowance for credit losses provided against this related party advance was RMB 594.

9.INVENTORIES

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Medicine	2,740	7,328	1,048
Medical material	30,457	38,328	5,048
Low-value consumables	835	849	121
	34,032	46,505	6,650

Less: inventory provision	(591)	(540)	(77)

	33,441	45,965	6,573

10.PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Buildings	798,097	823,243	117,722
Medical equipment	865,416	877,850	125,531
Electronic and office equipment	55,202	49,128	7,025
Motor vehicles	2,649	2,754	394
Leasehold improvement and building improvements	77,683	77,894	11,139
Construction in progress	2,307,336	2,392,265	342,089
Total	4,106,383	4,223,134	603,900
Less: accumulated depreciation	(394,273)	(490,684)	(70,167)
Impairment charges	(7,785)	(7,785)	(1,113)
	3,704,325	3,724,665	532,620

Depreciation expenses were RMB82,124, RMB84,775and RMB103,508 (US$14,801) for the years ended December 31, 2023, 2024 and 2025, respectively. Impairment loss of RMB nil, nil and nil were recognized for network operating segment and impairment loss of nil, nil and nil for hospital operating segment for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, impairment of RMB7,138, RMB1,225 and nil was written off for network operating segment upon the disposal of medical equipment and construction project. Impairment of nil, nil and nil was written off for hospital operating segment upon the termination of construction project.

The Group held equipment under operating lease contracts with customers with an original cost of RMB111,017 and RMB89,780 (US$12,300) and accumulated depreciation of RMB92,448 and RMB63,400 (US$8,686), as of December 31, 2024 and 2025, respectively.

The total net book value of the Group’s property, plant and equipment pledged as collateral for other borrowings as of December 31, 2024 and 2025 was RMB576,261 and RMB526,693 (US$75,316) (note 19), respectively.

The total net book value of the Group’s construction in progress pledged to secure bank and other borrowings as of December 31, 2024 and 2025 was RMB1,814,768 and RMB1,991,611 (US$284,797) (note 19), respectively.

11.LEASE

A. Leases of medical equipment as lessor

The following table presents the lease receivables derive from the Group’s operating, sales-type and direct financing leases:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Current
Account receivable - Operating lease	11,816	10,430	1,491
Account receivable - Sales-type lease	2,178	2,546	364

Total	13,994	12,976	1,855

Lease receivables for operating and sales-type leases are presented in accounts receivable on the consolidated balance sheets. Lease receivables for direct financing leases are presented as net investment in direct financing leases. As of December 31, 2024, and 2025, the allowance of lease receivables was RMB2,136 and RMB2,136 (US$305), respectively. Accordingly, risk of default with respect to these receivables is remote.

Lease receivables with carrying value of RMB7,137 and RMB8,903 (US$1,273) (note 19) were pledged as collaterals for bank and other borrowings of RMB23,086 and RMB34,840 (US$4,982) as of December 31, 2024 and 2025, respectively.

The following table presents the lease income recognized relating to the Group’s operating, sales-type and direct financing leases:

	For the Year Ended December 31, 2025
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$
Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	3,026	433	—	—	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	3,026	433	—	—	—	—

Lease income relating to lease payments	—	—	—	—	3,159	452
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	3,159	452

	For the Year Ended December 31, 2024
			Direct financing
	Sales-type leases		leases		Operating leases
	RMB	US$	RMB	US$	RMB	US$

Selling loss recognized at the commencement date	—	—	—	—	—	—

Interest income on net investment in the lease	2,637	361	—	—	—	—
Including: Income relating to variable lease payments not included in the measurement of the net investment in a lease	2,637	361	—	—	—	—

Lease income relating to lease payments	—	—	—	—	6,719	920
Including: Income relating to variable lease payments not included in the measurement of lease receivable	—	—	—	—	6,719	920

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

The future minimum lease payments to be received from such non-cancelable operating leases are as follows:

Future minimum
operating lease payments
	RMB	US$
2026	931	133
2027	—	—
2028	—	—
2029	—	—
2030	—	—
Above 5 years	—	—

Lease payments for the Group’s sales-type lease payments are all variable based on the profit or revenue generated from the underlying assets thus the Group does not recognize any net investment in the lease at commencement.

B. Failed sales-leaseback transactions as seller-lessee

The Group has failed sales-leaseback transactions in which the Group acts as seller-lessee but does not effectively transfer control of the underlying asset to the buyer-lessor. The Group accounts for failed sales-leaseback transactions as financings. The Group recorded RMB61,569 (US$8,804) and RMB211,672 (US$30,269) under “Long-term bank and other borrowings, current portion” and “Long-term bank and other borrowings, non-current portion”, respectively as of December 31, 2025. The effective interest rate used in the computation of interest expense ranged from 4.30% to 8.52%. Interest expenses recorded in the Group’s consolidated statement of comprehensive loss amounted to RMB74,024, RMB15,848, and RMB24,000 (US$3,432) for the years ended December 31, 2023, 2024 and 2025, respectively.

C. Operating leases as lessee

The components of lease cost were as follows:

	For the year ended December 31, 2025
	RMB	US$
Operating lease cost	27,320	3,907
Short term lease cost	56	8

Total	27,376	3,915

For the year ended December 31, 2025, total operating and short-term lease costs of RMB5,231 (US$748) and RMB22,145 (US$3,167) were recorded in cost of revenue and general and administrative expenses, respectively.

Other information

	For the year
	ended December 31, 2025
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	10,094	1,443
ROU assets obtained in exchange for operating lease liabilities*	70	10
Weighted-average remaining lease terms (in years)	3.6	3.6
Weighted-average discount rate	5.07%	5.07%
*	Includes new leases entered into during the year ended December 31, 2025. Changes in the ROU asset and liability are presented net within operating activities.

Future minimum lease payments for operating leases as of December 31, 2025 are as follows:

	Minimum Lease Payments
	RMB	US$
Year ending December 31,
2026	43,773	6,260
2027	15,381	2,199
2028	14,261	2,039
2029	14,261	2,039
2030	14,742	2,108
Thereafter	72,342	10,345
Total future lease payments	174,760	24,990
Less: Imputed interest	6,336	906
Total lease liability balance	168,424	24,084

The Group did not have any leasing transactions with related parties.

Land use rights

The following table presents the original cost payment, accumulated amortization and net carrying value of the Group’s land use rights for the periods presented:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
	Right-of-use	Right-of-use	Right-of-use
	Asset	asset	asset
Land use rights	464,209	464,209	66,381
Less: accumulated amortization	(75,977)	(85,599)	(12,241)
Net carrying value	388,232	378,610	54,140

As of December 31, 2024 and 2025, the Group recorded land lease payment under “Prepaid land lease payment” and “Right-of-use assets, net” of RMB388,232 and RMB378,610 (US$54,140), respectively. Amortization expenses for the years ended December 31, 2023, 2024 and 2025 were RMB9,627, RMB9,627 and RMB9,622 (US$1,376), respectively.

The net book value of the Group’s land use right payments pledged to secure bank and other borrowings was RMB377,255 and RMB373,797 (US$53,452) (note 19) as of December 31, 2024 and 2025, respectively.

The estimated annual amortization expenses for the land leases payment for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2026	9,622	1,376
2027	9,622	1,376
2028	9,622	1,376
2029	9,622	1,376
2030	9,622	1,376

12.GOODWILL

The goodwill of RMB572,216 and RMB572,216 (US$78,393) as of December 31, 2024 and 2025 represented the goodwill of RMB158,724 generated from the acquisition of GFMH, CMCC, SJYH and BPMC by the Group in 2019, the goodwill of RMB45,272 generated from the acquisition of Tianjin Jiatai Group by the Group in 2019, the goodwill of RMB3,211 generated from the acquisition the New Spring Group in 2020, and the goodwill of RMB368,220 generated from the acquisition the HealthingKon in 2021, and the goodwill of RMB3,211 generated from the disposal of New Spring Group in 2024, and there were no additions to goodwill in 2025. (Note 4).

The changes in the carrying amount of goodwill are as follow:

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
Balance as of January 1	575,427	572,216	81,826
Addition	—	—	—
Disposal	(3,211)	—	—
Impairment	—	—	—
Balance as of December 31	572,216	572,216	81,826

No impairment was recognized for the years ended December 31, 2023, 2024 and 2025.

13.INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Customer	Operating	Operating	Favorable
	relationship	lease	license	lease
	intangibles	intangibles	intangibles	intangibles	Technology	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net at January 1, 2025	—	—	175,558	11,563	79,314	25,707	292,142
Addition of software	—	—	—	—	—	30	30
Decrease from disposal of centers	—	—	—	—	—	(145)	(145)
Amortization expenses	—	—	(12,422)	(1,564)	(13,219)	(8,917)	(36,122)
Intangible assets, net at December 31, 2025	—	—	163,136	9,999	66,095	16,675	255,905

Intangible assets, net at December 31, 2025, in US$	—	—	23,328	1,430	9,451	2,385	36,594

At December 31, 2025
Intangible assets, cost	32,449	418	248,440	21,010	132,190	51,728	486,235
Less: accumulated amortization	(31,486)	(418)	(85,304)	(11,011)	(66,095)	(35,053)	(229,367)
Less: intangible asset impairment	(963)	—	—	—	—	—	(963)
Intangible assets, net at December 31, 2025	—	—	163,136	9,999	66,095	16,675	255,905

Amortization expenses for intangibles were RMB36,705, RMB36,355 and RMB36,122 (US$5,165) for the years ended December 31, 2023, 2024 and 2025, respectively.

Impairment loss on intangible assets was nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$
2026	34,177	4,887
2027	29,380	4,201
2028	28,601	4,090
2029	28,372	4,057
2030	28,366	4,056
There after	107,009	15,303
Total	255,905	36,594

14.DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Deposits for purchases of property, plant and equipment*	174,883	129,600	18,533
Total	174,883	129,600	18,533
*

The remaining contractual obligations associated with these purchase contracts are approximately RMB190,488 and RMB90,368 (US$12,922) as at December 31, 2024 and 2025 respectively, which are included in the amount disclosed as purchase commitments in note 27. The addition in 2024 was mainly due to the increase in prepayment for proton therapy equipment. The Group recognized impairment loss on deposits for noncurrent assets of nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. The amount of written off for the gross amount of deposits and the allowance is nil and nil for the years ended December 31, 2024 and 2025, respectively, since those deposits are deemed uncollectible.

As at December 31, 2024 and 2025, certain of the Group’s deposits for non-current assets with a total net book value of nil and nil were pledged for other borrowings of nil and nil, respectively.

15.LONG-TERM INVESTMENTS

Long-term investments held by the Group consisted of the following:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Equity investments without readily determinable fair value	28,699	28,699	4,104
Equity method investments	428,842	415,463	59,410
Available-for-sale debt securities	14,625	—	—
Less: Impairment loss	—	(22,160)	(3,169)
Total	472,166	422,002	60,345

Equity investments without readily determinable fair value:

		Equity interest owned by the
		Group
		As at December 31,
	Note	2024		2025
		RMB		RMB
Allcure Information	i)	22,160	9.6%	—	9.6%
Legion Healthcare Partners LLC	ii)	6,439	5.83%	6,439	5.80%
Beijing He Xu elderly Care Service Co., Ltd.	iii)	100	4.00%	100	4.00%
Total		28,699		6,539
i)	20% equity interest of Allcure Information was obtained in 2015. During year ended December 31, 2018 Allcure Information issued new shares to other investors and diluted the share ownership of the Group to 9.6%. As of December 31, 2024 and 2025, the share ownership of the Group remained 9.6%. As of December 31, 2024, no impairment was recorded for the investment. During the year ended December 31, 2025, the Group identified a significant adverse event as Allcure Information’s assets were frozen. Based on this qualitative impairment indicator and management’s assessment that the recoverability of the investment is highly doubtful, the Group concluded that the investment was fully impaired. Consequently, a full impairment loss was recognized to reduce the carrying value of the investment in Allcure Information to nil for the year ended December 31, 2025.
ii)	In March, 2021, the Group obtained the 5.8% equity interest of Legion Healthcare Partners LLC through purchase. As of December 31, 2024 and 2025, the share ownership of the Group remained 5.8%. As of December 31, 2024 and 2025, no impairment was recorded for the investment.

iii)	In August, 2024, the Group obtained the 4.0% equity interest of Beijing He Xu elderly Care Service Co., LTD through equity purchase. As of December 31, 2025, the share ownership of the Group remained 4.0% and no impairment was recorded for the investment.

Equity method investments:

		Equity interest owned by the
		Group
		as at December 31,
	Notes	2024		2025
		RMB		RMB
Xi’an JiangyuanAndike Ltd. (“JYADK”)		16,440	29.70%	17,122	29.70%
Suzhou Shengshan Huiying Venture Capital Investment LLP. (“Suzhou Shengshan”)	i)	5,198	5.15%	1,370	5.15%
Zhejiang Marine Leasing Ltd.	ii)	196,488	20.00%	212,600	20.00%
Guangdong Hengjian Proton Medical Industry Co., Ltd. (“Guangdong Hengjian”)	iii)	85,781	14.20%	85,643	14.20%
Shanghai Xinhe Enterprise Management Center (Limited Partnership) (“Shanghai Xinhe”)		22,448	72.23%	—	0.00%
Shanghai Changshengshu Management Co. Ltd. (“Shanghai Changshengshu”)		663	20.00%	—	0.00%
Guangzhou Yicheng Biological Immune Technology Co. Ltd. (“Guangzhou Yicheng”)		178	30.00%	—	0.00%
Hebei CSPC Concord Hospital Management Co., LTD.(“Hebei CSPC Concord”)	iv)	101,646	51.00%	98,728	51.00%
Total		428,842		415,463
i)	In 2017, the Group entered into a partnership agreement to subscribe for 8.13% interest in Suzhou Shengshan, a partnership engaged in equity and capital investment, with a subscription amount of RMB10,000. In 2018 and 2019, with the subscribed capital injection from new investors, the equity interest that the Group shared in Suzhou Shengshan was diluted to 5.41% and 5.15% respectively as of December 31, 2018 2019 and 2020. As of December 31, 2024 and 2025, the percentage the Group held remained unchanged. According to the partnership agreement, the Group acts as a limited partner and has significant influence over Suzhou Shengshan’s daily operation due to it’s agreed that all issue of operation and management shall be subject to the unanimous consent of all partners. The Group received distribution from Suzhou Shengshan in the amount of nil and nil in 2024 and 2025, respectively.
ii)	On February 28, 2019, China Medical Service Holdings Ltd. (HK), a subsidiary of the Group, entered into a shares purchase agreement with Merge Limited to purchase 20% equity interests of Zhejiang Marine. As the Group held 20% equity share and had the ability to exercise significant influence over the Zhejiang Marine, the Group applied the equity method of accounting to the investment. The registration change was completed on June 10, 2020 and Zhejiang Marine became an associate company of the Group since then. The Group received dividends from Zhejiang Marine in the amount of RMB10,000 and RMB2,000 (US$286) in 2024 and 2025, respectively. The total book value of the Group’s long-term investments pledged to secure other borrowings as of December 31, 2024 and 2025 was RMB196,487 and RMB212,600 (US$30,401) (note 19), respectively.
iii)	In December 2020, Aohua Technology, a subsidiary of the Group, entered into a capital increase agreement with Guangdong Hengjian and the original shareholders of Guangdong Hengjian to obtain 37.21% shares of Guangdong Hengjian with the consideration amount of RMB346,748. The registration change was completed on January 13, 2021, and as of December 31, 2024 and 2025, RMB86,649 has been paid, which takes 14.20% shares. The Group has significant influence over Guangdong Hengjian due to the Group was entitled to delegate 2 out of 5 directors in the board and participated in policy-making processes of Guangdong Hengjian. As of December 31, 2025, all of the equity interests held by Aohua Technology have been pledged to secure the external borrowings of Guangdong Hengjian.
iv)	In September 2023, Concord Healthcare Group Co., Ltd. (a subsidiary of the Group) approved a board resolution to establish a joint venture hospital with CSPC Pharmaceutical Group Limited (“CSPC”), subsequently founding Hebei CSPC Concord Hospital Management Co., LTD. (“Hebei CSPC Concord”) in January 2025. The Group invested RMB102 million in the joint venture for a 51% equity interests. However, as the shareholders’ agreement requires unanimous approval from both CSPC and the Group for all major decisions, the Group maintains significant influence over but does not control Hebei CSPC Concord. As of December 31, 2024 and 2025, the Group retained its 51% equity interests in Hebei CSPC Concord.

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

16.OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

		As at December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
Deposit-long-term	i)	1,722	376	54
Advance to hospitals-noncurrent	ii)	960	1,003	143
Other long-term assets		—	2,412	345
Others	iii)	3,185	889	126
		5,867	4,680	668
i)	Impairment losses of RMB659 were provided for the balances as at December 31, 2024, and RMB109 (US$16) were reversed for the balances as at December 31, 2025.
ii)	Impairment losses of RMB77 were provided for the balances as at December 31, 2024, and RMB43 (US$6) were reversed for the balances as at December 31, 2025.
iii)	Impairment losses of RMB143 and RMB103 (US$15) were reversed for the balances as at December 31, 2024 and 2025, respectively.

17.ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Accrued expenses*	547,626	461,212	65,952
Salaries and welfare payable	83,003	107,053	15,308
Business and other taxes payable	32,708	30,277	4,330
Contractual liabilities	46,151	95,698	13,685
Other payables	136,706	110,324	15,776
	846,194	804,564	115,051
*

As of December 31, 2024 and 2025, accrued expenses mainly consisted of payables for property, plant and equipment, accrued interest expense for bank and other borrowings and other accrued expenses. The decrease in 2025 was mainly due to the decrease in accrued interest expense for bank and other borrowings and other accrued expenses.

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

As of December 31, 2025, there were 84,463,737 Class A and 45,787,948 Class B ordinary shares outstanding.

Share repurchase program

On August 10, 2015, the Board of Director approved a share repurchase program pursuant to which, the Company is authorized to repurchase up to US$20,000 of its outstanding ADSs at a price not exceeding US$7.99 per ADS. During the year ended December 31, 2015 and 2016, the Company repurchased 614,033 and 967,408 ADSs, representing 1,842,099 and 2,902,224 ordinary shares, with a total consideration of US$3,111 and US$4,542 respectively. No ADS was repurchased in 2023, 2024 and 2025.

Special dividend

No special dividend or other dividend was declared in 2023, 2024 and 2025.

19.BANK AND OTHER BORROWINGS

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Total bank and other borrowings	3,726,389	3,446,569	492,854
Comprised of:
Short-term	649,680	430,366	61,542
Long-term, current portion	383,016	550,698	78,749
	1,032,696	981,064	140,291
Long-term, non-current portion	2,693,693	2,465,505	352,563
	3,726,389	3,446,569	492,854

Certain bank and other borrowings are secured by equipment with a net carrying value of RMB576,261 and RMB526,693 (US$75,316) (note 10), accounts receivable with a carrying value of RMB14,745 and RMB18,873 (US$2,699) (note 7) (including lease receivables with a carrying value of RMB7,137 and RMB8,903 (US$1,273) (note 11), certain land use rights (which are recorded as “right-of-use assets”) with a carrying value of RMB377,255 and RMB373,797 (US$53,452) (note 11), certain construction in progress with a carrying value of RMB1,814,768 and RMB1,991,611 (US$284,797) (note 10), certain long-term investments with a carrying value of RMB196,487 and RMB298,242 (US$42,648) (note 15), 87,170,000 and 96,137,318 ordinary shares of Concord Healthcare, with recorded market value of RMB958,870 and RMB163,433 (US$23,371) as of December 31, 2024 and 2025, respectively.

The short-term bank and other borrowings bore a weighted average interest of 6.97% and 5.45% per annum, and the long-term bank and other borrowings bore a weighted average interest of 5.94% and 5.67% per annum, respectively, as of December 31, 2024 and 2025.

Bank and other borrowings amounted to RMB62,057 (US$8,874) (2024: RMB120,979) and RMB3,384,512 (US$483,980) (2024:RMB3,605,410) were denominated in US$ and RMB, respectively as of December 31, 2025.

The maturity analysis of the long-term bank and other borrowings are as follows:

	RMB	US$
Within one year	550,698	78,749
Between one and two years	216,625	30,977
Between two and three years	1,116,245	159,621
Between three and four years	215,108	30,760
Above four years	917,527	131,205
	3,016,203	431,312

As of December 31, 2025, the Group had unutilized short-term bank credit lines and unutilized long-term bank credit lines amounted to RMB811,860 (US$116,094) and RMB170,000 (US$24,310), respectively.

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

In addition, foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. The amount of net assets restricted was RMB3,648,391 (US$521,713) as of December 31, 2025.

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

United States

US Proton is incorporated in the State of Delaware, U.S.A. in 2011. The entity is subject to U.S. Federal and state Income Tax (graduated income tax rate were 21% in 2023, 2024 and 2025 on its taxable income under the current laws of the United States of America. The company’s activities are located solely in the state of Texas, as such it is subject to Texas Franchise Tax. The amount of current income tax for federal and state for US Proton was RMB404, negative RMB2,183 and RMB0.70 (US$0.10) for the years ended December 31, 2023, 2024, and 2025.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own, which was disposed in 2022 as a subsidiary of Guofu Huimei (Note 4). No provision for Singapore profits tax has been made in the consolidated financial statements as the companies have no assessable profits for the years ended December 31, 2024 and 2025. In addition, upon payments of dividends by China Medstar and CHS to its shareholder, no Singapore withholding tax will be imposed.

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

In general, for circumstances not being tax evasion, the PRC tax authorities will conduct examinations of the PRC entities’ tax filings of up to five years. Accordingly, the PRC entities’ tax years from 2020 to 2025 remain subject to examination by the tax authorities.

Loss before income taxes consists of:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Non – PRC	20,824	(36,488)	19,592	2,802
PRC	(576,418)	(633,092)	(392,948)	(56,191)
	(555,594)	(669,580)	(373,356)	(53,389)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current tax expense (benefit)
- PRC	(8,179)	(1,127)	13,875	1,984
- Non PRC	1,165	(1,142)	197	28
Total current tax expense (benefit)	(7,014)	(2,269)	14,072	2,012
Deferred tax benefit
- PRC	(16,135)	(15,851)	(6,335)	(906)
- Non PRC	(1,424)	615	(1,673)	(239)
Total deferred tax expense (benefit)	(17,559)	(15,236)	(8,008)	(1,145)
Total provision for (benefit from) income taxes	(24,573)	(17,505)	6,064	867

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows (in thousands, except for percentages):

Amount
RMB
PRC statutory tax rate	(98,237)
Foreign tax effects	8,663
Non-taxable income	(6,825)
Non-deductible expenses	4,066
Statutory expense	39,018
Interest and penalty	163
Deferred tax expense	1,996
Changes of valuation allowance	57,023
Withholding tax	197
Effective tax rate	6,064

The reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows (in thousands):

	For the Years Ended December 31,
	2023	2024
	RMB	RMB
Loss before income taxes	(555,594)	(669,580)
Income tax computed at the tax rate of 25%	(138,899)	(167,396)
Effect of different tax rates in different jurisdictions	(5,178)	12,338
Non-deductible expenses	18,287	14,108
Non-taxable income	(6,447)	(1,027)
Statutory income (expense)	51,631	(14,740)
Interest and penalty	(6,121)	(2,473)
Deferred tax expense	3,357	11,929
Changes of valuation allowance	58,030	128,716
Withholding tax	767	1,040
	(24,573)	(17,505)

Deferred Tax

The components of deferred taxes are as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax asset
Net operating loss*	540,787	591,962	84,649
Foreign exchange loss	2,140	3,813	545
Depreciation and amortization	16,212	18,837	2,694
Property, plant and equipment impairment	1,914	2,253	322
Deposits for non-current assets	17,725	17,725	2,535
Allowance for doubtful accounts	51,153	49,297	7,049
Lease liabilities	45,536	41,640	5,954
Other long-term assets	94,563	97,812	13,987
Equity investment	7,105	7,130	1,020
Others	10,506	7,890	1,128
Total deferred tax assets	787,641	838,359	119,883
less: Valuation allowance**	(751,370)	(807,650)	(115,492)
Net deferred tax assets	36,271	30,709	4,391

Deferred tax liabilities
Equity investment	(999)	(41)	(6)
Property, plant and equipment	(16,110)	(16,747)	(2,395)
Disposal of Beijing Century Friendship	(3,126)	(3,126)	(447)
Intangible assets	(65,998)	(58,054)	(8,302)
Right-of-use assets	(32,497)	(29,165)	(4,171)
Others	(411)	1,422	205

Total deferred tax liabilities	(119,141)	(105,711)	(15,116)

Deferred tax assets, net	—	—	—

Deferred tax liabilities, net	(82,870)	(75,002)	(10,725)
*

As of December 31, 2025, the Group had net operating losses from several of its PRC and oversea entities of RMB2,367,847 (US$338,598), which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2026 to 2029. For the net operating loss from overseas entities, there is no limitation of expiration according to the statute of Hong Kong and US.

**

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

The movement of valuation allowance is as follows:

	For the Year Ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Balance at the beginning of year	(623,044)	(751,370)	(107,444)
Change of valuation allowance in the current year	(128,326)	(56,280)	(8,048)
Balance at the end of year	(751,370)	(807,650)	(115,492)

Unrecognized Tax Benefits

The reconciliation of the beginning and ending amount of unrecognized tax benefits excluding the penalty and interest is as follows:

	For the Years Ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Balance at the beginning of year	63,899	67,799	9,695
Changes based on tax positions related to the current year	—	—	—
Additions related to prior year tax position	5,469	8,956	1,281
Decreases related to prior year tax position	(610)	(90)	(13)
Decrease related to disposal of CMSI	(1,011)	680	97
Decreases relating to expiration of applicable statute of limitation	(680)	(5)	(1)
Foreign currency translation	732	(1,125)	(161)
Balance at the end of year	67,799	76,215	10,898

As of December 31, 2024, and 2025, the Group had unrecognized tax benefit of RMB67,799 and RMB76,215 (US$10,898), respectively, among which, RMB32,728 and RMB34,832 (US$4,981) were presented on a net basis against the deferred tax assets related to tax losses carry forwards on the consolidated balance sheets. At December 31, 2024 and 2025, there were RMB36,036 and RMB45,385 (US$6,490) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

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

The Group recognized a decrease amounting to RMB6,121, a decrease amounting to RMB2,473 and an increase amounting to RMB163 (US$23) in interest and penalties during the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024, and 2025, the Group recognized of interest and penalties of RMB9,433 and RMB10,315 (US$1,475), respectively. Uncertain tax benefits were recorded as other long-term liabilities.

Value-added taxes (“VAT”)

After a new VAT reform came into effect on 1 April 2019, the rental income derived from movable property leasing arrangement is subject to VAT at 13%. The technical service income is subject to VAT at 6%.

22.Other long-term liabilities

		As at December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
Accrued unrecognized tax benefits & surcharge	i)	44,504	51,696	7,392
Convertible Note	ii)	20,000	20,000	2,860
Others		3,323	4,134	591
		67,827	75,830	10,843
i)	The amounts of unrecognized tax benefit are based on the recognition and measurement criteria of ASC Topic 740. The balance is presented as non-current liabilitiy in the consolidated financial statements as at December 31, 2025 due to the fact that the Group does not anticipate payments of cash within one year. The Group recorded accrued unrecognized tax benefits & surcharge amounting to RMB44,504 and RMB51,696 (US$7,392) (note 27) as of December 31, 2024 and 2025, respectively.
ii)	Convertible Note

In December 2021, Healthingkon, a subsidiary of the Company, issued RMB20.0 million convertible note (“2021 Convertible Note”) to a single investor. Healthingkon received proceeds of RMB20.0 million on December 7, 2021 with no issuance costs. The Convertible Note bear interest of 4.75% per annum and have terms of 5 years upon the receipt of the principal. As of December 31, 2024 and 2025, 2021 Convertible Note has not been paid or converted into ordinary shares of Healthingkon.

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

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on the issuance date. There were no options granted or exercised for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2025, unrecognized share-based compensation cost related to share options was nil.

For the outstanding share options granted to employees as at December 31, 2022, all them has lapsed and the excersiable shares at December 31, 2024 and 2025 was nil.

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

All of the share options granted to employees has expired.

24.Revenue

Revenue consists of ASC 606 and ASC 842 revenue. The Group’s revenues, net of value-added tax, disaggregated by revenue source are as follows:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
ASC 606 revenue:
Management and technical support	23,164	5,196	10,206	1,459
Medical solution	178,442	99,158	70,239	10,044
Medical service	218,595	188,101	294,184	42,068
Medicine income	100,464	82,145	79,699	11,397
ASC 606 revenue	520,665	374,600	454,328	64,968
ASC 842 revenue:
Operating lease income*	13,371	6,719	3,159	452
Sales-type lease income*	3,366	2,637	3,026	432
Direct financing lease income*	—	—	—	—
ASC 842 revenue	16,737	9,356	6,185	884
Total revenue	537,402	383,956	460,513	65,852
*	Operating lease income, sales-type lease income and direct financing lease income were recognized under ASC 842, Leases.

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group merely incurs costs to obtain a contract with a customer. The Group presents any unconditional rights to consideration separately as a receivable. The Group has no contract assets as of December 31, 2024 and 2025, respectively.

The Group’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Group’s products or services are delivered and are recorded as “Advances from customers” within “Accrued expenses and other liabilities” (note 17) on the consolidated balance sheets. Advance from customers amounted to RMB46,151 and RMB95,698 (US$13,685) as of December 31, 2024 and 2025, respectively. The amount of revenue recognized during the years ended December 31, 2023, 2024 and 2025 that was previously included in the contract liabilities balance as of December 31, 2022, 2023 and 2024 were RMB61,087, RMB28,013 and RMB19,192 (US$2,744), respectively.

25.RELATED PARTY TRANSACTIONS

a)	Related parties#

Name of Related Parties	Relationship with the Group
JYADK	Equity investee of the Group
Zhejiang Marine Leasing Ltd.	Equity investee of the Group
Cherrylane Investments Limited	An entity controlled by a director of the Company
Guangdong Proton International Hospital Management Co., Ltd.	A wholly owned subsidiary of an equity investee of the Group
Morgancreek investment Holdings Limited	An entity controlled by the CEO of the Company
Shanghai Huifu Technology Development Co., Ltd.	An entity controlled by the CEO of the Company
Shijiazhuang Edison Oncology Hospital Co., Ltd.	Equity investee of the Group
Shijiazhuang Gaoxin Oncology Hospital Co., Ltd.	Equity investee of the Group
Shanghai Changshengshu Management Co. Ltd. and its subsidiaries	Equity investee of the Group
#	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2023, 2024 and 2025.

b)    The Group had the following related party transactions for the years ended December 31, 2023, 2024 and 2025.

	For the Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Loan to:
Guangdong Proton International Hospital Management Co., Ltd.	200	2,400	—	—
Morgancreek investment Holdings Limited	—	34,307	25,874	3,700
	200	36,707	25,874	3,700
Interest income from:
Guangdong Proton International Hospital Management Co., Ltd.	6,813	7,359	7,158	1,024
	6,813	7,359	7,158	1,024

Loan from:
Zhejiang Marine Leasing Ltd	4,400	78,353	48,245	6,899
Morgancreek investment Holdings Limited	17,750	—	—	—
Daketala International Investment Holdings Ltd.	—	2,190	—	—
Shanghai Huifu Technology Development Co., Ltd.	—	150,000	479,000	68,496
Shijiazhuang Edison Oncology Hospital Co., Ltd.	—	40,000	20,000	2,860
Shijiazhuang Gaoxin Oncology Hospital Co., Ltd.	—	30,000	—	—
	22,150	300,543	547,245	78,255
Interest expense to:
Cherrylane Investments Limited	423	249	97	14
Zhejiang Marine Leasing Ltd	13,683	18,387	6,948	994
Morgancreek investment Holdings Limited	202	—	—	—
Daketala International Investment Holdings Ltd.	—	30	—	—
Shijiazhuang Edison Oncology Hospital Co., Ltd	—	322	776	111
Shanghai Huifu Technology Development Co., Ltd.	—	—	623	89
	14,308	18,988	8,445	1,208
Repayment to:
Cherrylane Investments Limited	19,710	—	3,497	500
Zhejiang Marine Leasing Ltd.	32,127	252,499	11,768	1,683
Daketala International Investment Holdings Ltd.	9,940	8,231	2,128	304
Shanghai Huifu Technology Development Co., Ltd.*	—	34,307	474,679	67,878
Shijiazhuang Edison Oncology Hospital Co., Ltd	—	40,322	20,776	2,971
	61,777	335,359	512,848	73,336
Sales to:
Shanghai Changshengshu Management Co. Ltd.	—	940	981	140
Shijiazhuang Edison Oncology Hospital Co., Ltd	—	—	5,795	829
	—	940	6,777	969
Repayment from:
Morgancreek Investment Holdings Limited	—	—	25,874	3,700
	—	—	25,874	3,700

(c)	The balances between the Group and its related parties as of December 31, 2024 and 2025 are listed below.

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Due from related parties, current*
Guangdong Proton International Hospital Management Co., Ltd.	119,254	109,899	15,715
Shanghai Changshengshu Management Co. Ltd.	715	961	137
	119,969	110,860	15,852

Due to related parties, current
Cherrylane Investments Limited	1,907	2,005	287
Daketala International Investment Holdings Ltd.	30	—	—
Shanghai Huifu Technology Development Co., Ltd.	115,693	120,638	17,251
	117,630	122,643	17,538
Due to related parties, non-current*
Zhejiang Marine Leasing Ltd.	63,303	103,216	14,760
Daketala International Investment Holdings Ltd.	2,190	—	—
Shijiazhuang Gaoxin Oncology Hospital Co., Ltd.	30,000	—	—
	95,493	103,216	14,760
Due to related parties, non-current, due within 1 year
Shijiazhuang Gaoxin Oncology Hospital Co., Ltd.	—	30,000	4,290
Zhejiang Marine Leasing Ltd	13,327	16,839	2,408
Cherrylane Investments Limited	4,190	517	74
	17,517	47,356	6,772
*	The Company had an allowance for doubtful accounts of RMB76,988 and RMB93,692 (US$13,398) as of December 31, 2024, and 2025, respectively.

26.EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB57,182 and RMB45,808 and RMB42,056 (US$6,014) for the years ended December 31, 2023, 2024 and 2025, respectively.

27.COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Group has commitments to purchase certain medical equipment of RMB190,488 and RMB90,368 (US$12,922) at December 31, 2024 and 2025, respectively, which are scheduled to be paid within following years.

Income taxes

As of December 31, 2025, the Group has recognized approximately RMB51,696 (US$7,392) as an accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

28.SEGMENT REPORTING

For the years ended December 31, 2023, 2024 and 2025, the Group had two operating segments, including network and hospital. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues costs and gross profit (loss) by the network and hospital segment. Other than the information provided below, the CODM does not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the year ended December 31, 2025
	Network	Hospital	Total
	RMB	RMB	RMB	US$
Revenues from external customers	86,630	373,883	460,513	65,852
Cost of sales	(89,648)	(345,046)	(434,694)	(62,160)
Gross profit (loss)	(3,018)	28,837	25,819	3,692

	For the year ended December 31, 2024
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	113,710	270,246	383,956
Cost of sales	(122,838)	(340,280)	(463,118)
Gross profit (loss)	(9,128)	(70,034)	(79,162)

	For the year ended December 31, 2023
	Network	Hospital	Total
	RMB	RMB	RMB
Revenues from external customers	218,343	319,059	537,402
Cost of sales	(206,527)	(407,483)	(614,010)
Gross profit (loss)	11,816	(88,424)	(76,608)

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Segment assets
Network	2,354,543	2,129,126	304,461
Hospital	4,371,845	4,418,236	631,799
Total segment assets	6,726,388	6,547,362	936,260

Major Customers

For the year ended December 31, 2022, 2024 and 2025, one of the Company’s customers accounted for 12.8%, 15.6% and 4.1% of the Company’s total revenue, respectively.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location. For the year ended December 31, 2023, 2024 and 2025, all of Group’s revenue was generated from PRC. Total long-lived assets excluding financial instruments, intangible assets, long-term investment and goodwill by country were as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
PRC	4,400,026	4,353,057	622,479
Total long-lived assets	4,400,026	4,353,057	622,479

29.LOSS PER SHARE

A reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss to the numerator for the computation of basic and diluted loss per share for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net loss attributable to Concord Medical Services Holdings Limited	(297,658)	(308,243)	(92,811)	(13,271)
Accretion of contingently redeemable noncontrolling interests	—	—	—	—
Numerator for EPS computation	(297,658)	(308,243)	(92,811)	(13,271)

	For the Years Ended December 31
	2023		2024		2025		2025
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Numerator
Net loss attributable to ordinary shareholders used in calculating loss per ordinary share – basic and diluted	(193,661)	(103,997)	(200,548)	(107,695)	(60,384)	(8,634)	(32,427)	(4,637)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating loss per share – basic and diluted	85,265,910	45,787,948	85,265,910	45,787,948	85,265,910	85,265,910	45,787,948	45,787,948
Loss per share – basic and diluted	(2.27)	(2.27)	(2.35)	(2.35)	(0.71)	(0.10)	(0.71)	(0.10)

The effects of share options and restricted shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2023, 2024 and 2025 as their effects would be anti-dilutive.

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

Certain equipment and long-lived assets related to the Group’s low-performance centers were impaired to their fair value on a nonrecurring basis. As of December 31, 2024 and 2025, the resulting impairment charge of nil and nil was recorded in “impairment of long-lived assets” in the consolidated statements of comprehensive loss. The Group calculated the fair value of long-lived assets based on estimated future discounted cash flows and expected remaining useful life of such assets and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs.

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

31.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalent	409	336	48
Restricted cash	—	91	13
Prepayments and other current assets	73,592	77,546	11,089
Total current assets	74,001	77,973	11,150
Total assets	74,001	77,973	11,150

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loan	34,307	12,588	1,800
Long-term debts due within one year	84,482	49,469	7,074
Accrued expenses and other liabilities	67,300	68,001	9,724
Derivative liability	—	—	—
Amounts due to subsidiaries	2,337,986	2,051,025	293,293
Total current liabilities	2,524,075	2,181,083	311,891

Non-current liabilities:
Long-term bank and other borrowings, non-current portion	2,190	—	—
Total liabilities	2,526,265	2,181,083	311,891

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.0001per share; authorized shares-500,000,000; issued shares-96,565,584 and 96,565,584 as of December 31, 2024 and 2025; outstanding shares-84,463,737 and 84,463,737 as of December 31, 2024 and 2025, respectively)	68	68	10
Class B ordinary shares (par value of US$0.0001per share; authorized shares‑45,787,948; issued shares-45,787,948 and 45,787,948 as of December 31, 2024 and 2025; outstanding shares- 45,787,948 and 45,787,948 as of December 31, 2024 and 2025, respectively)	37	37	5
Treasury stock (12,101,847 and 12,101,847 shares as of December 31, 2024 and 2025, respectively)	(7)	(7)	(1)
Additional paid-in capital	2,169,693	2,438,000	348,629
Accumulated other comprehensive loss	(77,349)	(75,565)	(10,806)
Accumulated deficit	(4,544,706)	(4,465,643)	(638,578)
Total shareholders’ equity (deficit)	(2,452,264)	(2,103,110)	(300,741)
Total liabilities and shareholders’ equity (deficit)	74,001	77,973	11,150

Condensed statements of comprehensive loss

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	(2,414)	(2,642)	(2,469)	(353)
Selling expenses	—	—	—	—
Operating loss	(2,414)	(2,642)	(2,469)	(353)
Equity in loss of subsidiaries	(314,122)	(422,351)	(68,132)	(9,742)
Interest income	14	438	622	89
Interest expense	(9,926)	(47,314)	(3,979)	(569)
Changes in fair value of derivatives	5,282	168	—	—
Other income, net	(1,008)	—	—	—
Foreign exchange gain(loss)	24,516	(8,416)	(18,853)	(2,696)
Net loss	(297,658)	(480,117)	(92,811)	(13,271)
Other comprehensive income (loss)
Foreign currency translation, net of tax of nil	(6,480)	(7,630)	16,406	2,346
Unrealized losses on available-for-sale securities, net	(31,173)	(4,299)	(14,623)	(2,091)
Total other comprehensive (loss) income	(37,653)	(11,929)	1,783	255
Comprehensive loss	(335,311)	(492,046)	(91,028)	(13,016)

Condensed statements of cash flows

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(1,258)	641	(2,304)	(329)
Net cash (used in) generated from investing activities	15,655	19,039	56,186	8,034
Net cash (used in) generated from financing activities	1,590	(37,226)	(53,847)	(7,700)

Exchange rate effect on cash	(31)	489	(17)	(2)

Net (decrease) increase in cash	15,956	(17,057)	18	3
Cash at beginning of the year	1,510	17,466	409	58

Cash and cash equivalents and restricted cash end of the year	17,466	409	427	61

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	17,466	409	336	48
Restricted cash, current portion	—	—	91	13
Total cash and cash equivalents and restricted cash	17,466	409	427	61

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

32.SUBSEQUENT EVENTS

New bank loans and other borrowings

In January 2026, Shanghai Medstar entered into a loan agreement with Guangzhou Yipusheng Health Management Co., Ltd. for a principal amount of RMB 15.2 million. The loan has a total term of 24 months and is intended to support the Group’s general working capital and daily business operations. Under the terms of the agreement, the loan is interest-free for the initial 12-month period. If the principal remains unpaid after 12 months, the outstanding balance will bear interest from the 13th month until maturity at a rate equal to the one-year Loan Prime Rate (LPR) as of the date of the agreement, plus 1%. As of the reporting date, the Company has received the full proceeds of the loan.

The Group has evaluated events that have occurred subsequent to the balance sheet date through the reporting date, the date on which the consolidated financial statements were available to be issued. The Group has concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in these notes.